03007157

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Public Power Corporation S.A.

*CURRENT ADDRESS: 30 Chalkokondyli Street
Athens ~~10~~ 10432
~~Gre~~ Greece

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 10 2003
THOMSON FINANCIAL

FILE NO. 82- 34707 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☒
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DATE : 3/5/03

82-34707

RNS *from* Perfect Information Ltd

Number :	5443W	Date :	29/05/2002
Company :	PUBLIC POWER CORPORATION-DIMOSIA EPHIRISIS ELEKTRISMOU	Time :	07:00:04

1st Quarter Results

RNS Number:5443W
Public Power Corporation S.A.
28 May 2002

03 FEB 11 AM 7:21

PUBLIC POWER CORPORATION S.A.
CONDENSED BALANCE SHEET AS AT MARCH 31, 2002
ACCOUNTING PERIOD 1/1/2002 - 03/31/2002
(Amounts in thousand Euro)

	March 31, 2002 EURO	March 31, 2001 EURO
ASSETS		
B. INSTALLATION COSTS	13.475	10.783
Less: Accumulated depreciation	10.092	7.438
Net book value	3.383	3.345
C. FIXED ASSETS		
I, II. INTANGIBLE & TANGIBLE ASSETS	10.501.947	9.753.487
Less: Accumulated depreciation and amortization	4.098.826	3.713.946
Net book value	6.403.121	6.039.541
III. INVESTMENT IN SUBSIDIARIES AND OTHER LONG TERM FINANCIAL ASSETS	11.137	47.286
TOTAL FIXED ASSETS	6.414.258	6.086.827
D. CURRENT ASSETS		
I. Inventories	556.678	595.557
II. Customers	344.954	302.357
III. Other Receivables	372.724	467.393
III. Marketable Securities	12.901	38.137
IV. Cash at Banks and in Hand	98.577	94.353
TOTAL CURRENT ASSETS	1.385.834	1.497.797
E. PREPAYMENTS AND ACCRUED INCOME	215.180	189.455
TOTAL ASSETS	8.018.655	7.777.424
DEBIT MEMO ACCOUNTS	1.871.286	1.587.607

PUBLIC POWER CORPORATION S.A.
CONDENSED BALANCE SHEET AS AT MARCH 31, 2002
ACCOUNTING PERIOD 1/1/2002 - 03/31/2002
(Amounts in thousand Euro)

	March 31, 2002 EURO	March 31, 2001 EURO
LIABILITIES & SHAREHOLDERS' EQUITY		
A. LIABILITIES AND SHAREHOLDERS' INVESTMENT		
I. Share capital	680.851	645.635
II. Share Premium	115.754	0
III. Revaluation reserves & investment grants	1.538.923	1.426.782
IV. Reserves	484.747	484.543
Special reserve, Law 2941/01	-1.330.279	-1.330.279
Result for the period before tax	146.528	71.408
Profit (loss) carried forward	5.539	5.539
Result for the period 1.1.01 - 31.12.01 before tax	353.551	0
TOTAL SHAREHOLDERS' INVESTMENTS	1.995.614	1.303.628
B. PROVISIONS FOR CONTINGENCIES AND EXPENSES	226.025	194.498
C. LIABILITIES		
I. Long term liabilities		
Bonds and bank loans	4.288.124	4.631.063
Other long term liabilities	336.712	326.094
	4.624.836	4.957.157
II. CURRENT LIABILITIES		
Suppliers	134.283	153.015
Bonds and bank loans, short term portion	516.586	582.969
Taxes, duties and social security funds	45.518	83.431
Other liabilities	307.539	349.481
	1.003.926	1.168.896
TOTAL LIABILITIES	5.628.762	6.126.053

D. ACCRUALS AND DEFERRED INCOME	168.254	153.245
TOTAL LIABILITIES AND EQUITY	8.018.655	7.777.424
CREDIT MEMO ACCOUNTS	1.871.286	1.587.607

NOTES TO THE PPC CONDENSED STATEMENTS
FOR THE 1ST QUARTER OF 2002

1. The March 31, 2002 condensed financial statements were prepared under the same accounting principles with those followed during the prior corresponding period.

2. Under Law 2773/1999, PPC was transformed, effective January 1, 2001, into a societe anonyme and its first fiscal year ending on December 31, 2002. The initial share capital was set at Euro 645.635 thousand, consisting of 220 million common registered shares of Euro 2,93 par value each. In December 2001 the share capital increased through the issuance of 12,000,000 new common registered shares of Euro 2,93 par value each. These new shares issued were offered to the public and the resulted share premium of Euro 115.754 thousand was recorded in a separate account in shareholders' equity.

3. In accordance with the provisions of Law 2941/2001, societe anonyme established through the transformation of State owned corporations, record various liabilities, provisions and write-downs relating to periods prior to the their transformation into societe anonyme in a separate account in shareholders' equity which will be offset with the revaluation surplus that will result from the presentation of the Company's fixed assets at fair market values as further discussed in Note 4 below. The debit balance of this account at March 31, 2001 and March 31, 2002 totaled approximately Euro 1.330 million.

4. In accordance with the provisions of Art. 10 of Law 2941/2001, the Company engaged an independent firm of appraisers to conduct a valuation of its fixed assets as of December 31, 2000. The appraisal resulted to a surplus of approximately Euro 2,8 billion. Based on Law 2941/2001 the results of the above appraisal will be recorded in Company's books during its first fiscal year, following its transformation into a societe anonyme. The Company intends to record the results of the above appraisal in its books in the year 2002, upon completion of the process for the upgrading of its fixed assets register. Had the fixed assets depreciation for the three month period ended March 31, 2002 been calculated based on the appraised values, it is estimated that such depreciation would have been increased by approximately Euro 48 million, with an equal decrease of the period's income before tax.

5. The operations of the PPC Personnel Insurance Organization (PPC-PIO) established in December 1999 and, effective January 1, 2000 is responsible for the pension, medical and other benefit plans of the Company's employees and pensioners have not been fully separated from PPC. The final clearance and reconciliation of the PIO balances included in PPC's financial statements have not yet been finalized.

6. In accordance with a decision of the National Accounting Council, which equates "Customers' contributions" with "Subsidies for fixed assets acquisitions", an amount of approximately Euro 737 million, at March 31, 2002 representing the net book value of customers' contributions in the construction cost of the distribution network, is included in equity under "Subsidies for fixed assets acquisitions".

7. There are no mortgages on the Company's fixed assets.

8. Monetary assets and liabilities that are denominated in foreign currencies have been adjusted to reflect the exchange rates at March 31, 2002.

9. Adequate accruals were recorded for all costs relating to the period.

10. Capital expenditure for the period totaled approximately Euro 148 million.

11. Adequate provisions have been established for all known litigation.

12. The Company employs 30,322 people of which 166 and 922 people, relate to the Hellenic Electricity Transmission System Operator (HTSO) and the PPC Personnel Insurance Organization (PIO), respectively.

13. The main activity of the Company, in accordance with the STAKOD classification Code 91, is classified in the activity code No. 401.0 "Generation and distribution of electricity".

PUBLIC POWER CORPORATION S.A.
CONDENSED STATEMENT OF INCOME
ACCOUNTING PERIOD 1/1/2002 - 03/31/2002
(Amounts in thousand Euro)

	Jan. 1, 2001 - Mar. 31, 2002 EURO	Jan. 1, 2002 - March 31, 2002 EURO	Jan. 1, 2001 - March 31, 2001 EURO
Sales	3.898.188	824.108	731.933
Less: Cost of sales	2.215.200	446.326	419.340
Gross operating results	1.682.988	377.782	312.593
Plus: Other operating income	117.518	25.627	21.413
Total	1.800.506	403.409	334.006
Less: Administrative expenses	193.181	34.013	32.976
Research and development costs	40.452	6.395	7.450
Selling expenses	804.625	162.780	167.458
Subtotal	762.248	200.221	126.122
Less: Financial expenses, net	294.366	50.900	64.244
Total operating profit	467.882	149.321	61.878
Plus: Extraordinary income	154.687	17.111	31.794
Less: Extraordinary expenses	113.415	19.904	22.264
Less: Depreciation not included in operating expenses	9.075	0	0
RESULT FOR THE PERIOD BEFORE TAX	500.079	146.528	71.408

Athens, May 24, 2002

THE CHAIRMAN OF THE BOARD	THE MANAGING DIRECTOR	THE CHIEF ACCOUNTANT
D. PAPOULIS	ST. NEZIS	AL. EXAKOUSTIDIS
ID.C.P. = 092194	ID.C.P. =305492	ID.C.P. O 157094

PPC GROUP OF COMPANIES
CONDENSED CONSOLIDATED BALANCE SHEET AS AT MARCH 31, 2002
ACCOUNTING PERIOD 1/1/2002 - 3/31/2002
(Amounts in thousand Euro)

	March 31, 2002 EURO	March 31, 2001 EURO
ASSETS		
B. INSTALLATION COSTS	13.590	10.867
Less: Accumulated depreciation	10.127	7.449
Net book value	3.463	3.418
C. FIXED ASSETS		
I. II. INTANGIBLE & TANGIBLE ASSETS	10.502.044	9.753.579
Less: Accumulated depreciation and amortization	4.098.872	3.713.974
Net book value	6.403.172	6.039.605
III. INVESTMENT IN SUBSIDIARIES AND OTHER LONG TERM FINANCIAL ASSETS	8.252	44.876
TOTAL FIXED ASSETS	6.411.424	6.084.481
D. CURRENT ASSETS		
I. Inventories	556.678	595.557
II. Customers	344.954	302.357
III. Other Receivables	372.822	467.452
IV. Marketable Securities	12.901	38.137
IV. Cash at Banks and in Hand	101.778	96.183
TOTAL CURRENT ASSETS	1.389.133	1.499.686
E. PREPAYMENTS AND ACCRUED INCOME	215.180	189.455
TOTAL ASSETS	8.019.200	7.777.040
DEBIT MEMO ACCOUNTS	1.871.436	1.587.607

PPC GROUP OF COMPANIES
CONDENSED CONSOLIDATED BALANCE SHEET AS AT MARCH 31, 2002
ACCOUNTING PERIOD 1/1/2002 - 3/31/2002
(Amounts in thousand Euro)

	March 31, 2002 EURO	March 31, 2001 EURO
LIABILITIES & SHAREHOLDERS' EQUITY		
A. LIABILITIES AND SHAREHOLDERS' INVESTMENT		
I. Share capital	680.851	645.635
II. Share Premium	115.754	0
III. Revaluation reserves & investment grants	1.538.923	1.426.782

IV. Reserves	486.578	485.236
Special reserve, Law 2941/01	-1.330.279	-1.330.279
Result for the period, before tax	146.272	71.669
Profit (loss) carried forward	3.708	3.708
Result for the period 1.1.01 - 31.12.01 before tax	353.689	0
TOTAL SHAREHOLDERS' INVESTMENTS	1.995.496	1.302.751
B. PROVISIONS FOR CONTINGENCIES AND EXPENSES	226.025	194.498
C. LIABILITIES		
I. Long term liabilities		
Bonds and bank loans	4.288.124	4.631.063
Other long term liabilities	336.712	326.094
	4.624.836	4.957.157
II. CURRENT LIABILITIES		
Suppliers	134.685	153.468
Bonds and bank loans, short term portion	516.586	582.969
Taxes, duties and social security funds	45.525	83.436
Other liabilities	307.790	349.514
	1.004.586	1.169.387
TOTAL LIABILITIES	5.629.422	6.126.544
D. ACCRUALS AND DEFERRED INCOME	168.257	153.247
TOTAL LIABILITIES AND EQUITY	8.019.200	7.777.040
CREDIT MEMO ACCOUNTS	1.871.436	1.587.607

NOTES TO THE PPC GROUP OF COMPANIES CONDENSED CONSOLIDATED STATEMENTS FOR THE 1ST QUARTER OF 2002

1. The consolidated condensed financial statements include the accounts of the Parent company (PPC S.A.) and its subsidiaries: a) KOZEN S.A., b) PPC Renewable Sources S.A. and c) PPC Telecommunications S.A.

2. The March 31, 2002 condensed consolidated financial statements were prepared under the same accounting principles with those followed during the prior corresponding period.

3. Under Law 2773/1999, PPC was transformed, effective January 1, 2001, into a societe anonyme with its first fiscal year ending on December 31, 2002. The initial share capital was set at Euro 645.635 thousand, consisting of 220 million common registered shares of Euro 2,93 par value each. In December 2001 the share capital increased through the issuance of 12,000,000 new common registered shares of Euro 2,93 par value each. These new shares issued were offered to the public and the resulted share premium of Euro 115.754 thousand was recorded in a separate account in shareholders' equity.

4. In accordance with the provisions of Law 2941/2001, societe anonyme established through the transformation of State owned corporations, record various liabilities, provisions and write-downs relating to periods prior to the their transformation into societe anonyme in a separate account in shareholders' equity which will be offset with the revaluation surplus that will result from the presentation of the Parent company's fixed assets at fair market values as further discussed in Note 5 below. The debit balance of this account at March 31, 2001 and March 31, 2002 totaled approximately Euro 1.330 million.

5. In accordance with the provisions of Art. 10 of Law 2941/2001, the Parent company engaged an independent firm of appraisers to conduct a valuation of its fixed assets as of December 31, 2000. The appraisal resulted to a surplus of approximately Euro 2,8 billion. Based on Law 2941/2001 the results of the above appraisal will be recorded in Parent company's books during its first fiscal year, following its transformation into a societe anonyme. The Parent company intends to record the results of the above appraisal in its books in the year 2002, upon completion of the process for the upgrading of its fixed assets register. Had the fixed assets depreciation for the three month period ended March 31, 2002 been calculated based on the appraised values, it is estimated that such depreciation would have been increased by approximately Euro 48 million, with an equal decrease of the period's income before tax.

6. The operations of the PPC Personnel Insurance Organization (PPC-PIO) established in December 1999 and, effective January 1, 2000 is responsible for the pension, medical and other benefit plans of the Company's employees and pensioners have not been fully separated from PPC. The final clearance

and reconciliation of the PIO balances included in PPC's financial statements have not yet been finalized.

7. In accordance with a decision of the National Accounting Council, which equates "Customers' contributions" with "Subsidies for fixed assets acquisitions", an amount of approximately Euro 737 million, at March 31, 2002 representing the net book value of customers' contributions in the construction cost of the distribution network, is included in equity under "Subsidies for fixed assets acquisitions".

8. There are no mortgages on the Group's fixed assets.

9. Monetary assets and liabilities that are denominated in foreign currencies have been adjusted to reflect the exchange rates at March 31, 2002.

10. Adequate accruals were recorded for all costs relating to the period.

11. Capital expenditure for the period totaled approximately Euro 148 million.

12. Adequate provisions have been established for all known litigation.

13. The Group employs 30,324 people of which 166 and 922 people, relate to the Hellenic Electricity Transmission System Operator (HTSO) and the PPC Personnel Insurance Organization (PIO), respectively.

PPC GROUP OF COMPANIES
CONDENSED CONSOLIDATED STATEMENT OF INCOME
ACCOUNTING PERIOD 1/1/2002 - 3/31/2002

(Amounts in thousand Euro)

	Jan. 1, 2001 - Mar. 31, 2002 EURO	Jan. 1, 2002 - March 31, 2002 EURO	Jan. 1, 2001 - March 31, 2001 EURO
Sales	3.898.188	824.108	731.933
Less: Cost of sales	2.215.199	446.325	419.340
Gross operating results	1.682.989	377.783	312.593
Plus: Other operating income	117.786	25.627	21.413
Total	1.800.775	403.410	334.006
Less: Administrative expenses	192.423	34.259	32.750
Research and development costs	40.453	6.395	7.451
Selling expenses	804.626	162.781	167.458
Subtotal	763.273	199.975	126.347
Less: Financial expenses, net	294.366	50.900	64.244
Total operating profit	468.907	149.075	62.103
Plus: Extraordinary income	154.737	17.112	31.838
Less: Extraordinary expenses	113.420	19.905	22.263
Less: Depreciation not included in operating expenses	9.126	10	9
RESULT FOR THE PERIOD BEFORE TAX	501.098	146.272	71.669

Athens, May 24, 2002

THE CHAIRMAN OF THE BOARD	THE MANAGING DIRECTOR	THE CHIEF ACCOUNTANT
D. PAPOULIAS	ST. NEZIS	AL. EXAKOUSTIDIS
ID.C.P. = 092194	ID.C.P. = 305492	ID.C.P. T 157094

END
QRFBLGDUXGDGGDI

Full Text Announcement

Company	Public Power Corporation S.A.
TIDM	PPCD
Headline	Interim Results-Replacement
Released	17:40 29 Aug 2002
Number	5467A

The following amendment has been made in the interim results released today at 16:01 under No 5332A.
The figure in "**Notes for PPC SA**" Number 4 and "**Notes for Group PPC**" Number5 is **97 million** instead of 97 billion.
All other details remain unchanged.
The full correction sentence is:

PUBLIC POWER CORPORATION S.A.
CONDENSED BALANCE SHEET AS AT JUNE 30, 2002
ACCOUNTING PERIOD 1/1/2002 - 6/30/2002
(Amounts in thousands Euro)

	June 30, 2002	June 30, 2001
ASSETS		
B. INSTALLATION COSTS	22.713	10.989
Less: Accumulated depreciation	19.763	7.888
Net book value	2.950	3.101
C. FIXED ASSETS		
I, II. INTANGIBLE & TANGIBLE ASSETS	10.657.886	9.941.896
Less: Accumulated depreciation and amortization	4.194.286	3.807.997
Net book value	6.463.600	6.133.899
III. INVESTMENT IN SUBSIDIARIES AND OTHER LONG TERM FINANCIAL ASSETS	17.624	8.811
TOTAL FIXED ASSETS	6.481.224	6.142.710
D. CURRENT ASSETS		
É. Inventories	559.626	574.656
ÉÉ. Customers	340.021	320.170
ÉÉ. Other Receivables	402.043	236.102
ÉÉÉ. Marketable Securities	10.800	52.030
ÉV. Cash at Banks and in Hand	35.993	353.978
TOTAL CURRENT ASSETS	1.348.483	1.536.936
E. PREPAYMENTS AND ACCRUED INCOME	203.136	183.840

TOTAL ASSETS	8.035.793	7.866.587
DEBIT MEMO ACCOUNTS	1.983.767	1.552.276

PUBLIC POWER CORPORATION S.A.
CONDENSED BALANCE SHEET AS AT JUNE 30, 2002
ACCOUNTING PERIOD 1/1/2002 - 6/30/2002
(Amounts in thousands Euro)

	June 30, 2002	June 30, 2001
LIABILITIES & SHAREHOLDERS' EQUITY		
Á. LIABILITIES AND SHAREHOLDERS' INVESTMENT		
É. Share capital	679.760	645.635
ÉI. Share Premium	115.754	0
ÉÉÉ. Revaluation reserves & investment grants	1.563.496	1.447.600
ÉV. Reserves	491.377	490.076
Special reserve, Law 2941/01	-1.330.279	-1.330.279
Result for the period before tax	248.749	133.111
Result for the period 1.1 - 12.31.01 before tax	353.551	0
TOTAL SHAREHOLDERS' INVESTMENTS	2.122.408	1.386.143
Â. PROVISIONS FOR CONTINGENCIES AND EXPENSES	255.353	181.522
C. LIABILITIES		
É. Long term liabilities		
Bonds and bank loans	3.704.762	4.718.153
Other loan term liabilities	343.140	332.032
	4.047.902	5.050.185
ÉÉ. CURRENT LIABILITIES		
Suppliers	130.242	168.906
Bonds and bank loans, short term portion	862.433	560.221
Taxes, duties and social security funds	48.016	81.762
Other liabilities	434.679	320.649
	1.475.370	1.131.538
TOTAL LIABILITIES	5.523.272	6.181.723
D. ACCRUALS AND DEFERRED INCOME	134.760	117.199
TOTAL LIABILITIES	8.035.793	7.866.587
CREDIT MEMO ACCOUNTS	1.983.767	1.552.276

PUBLIC POWER CORPORATION S.A.
CONDENSED STATEMENT OF INCOME
ACCOUNTING PERIOD 1/1/2002 - 6/30/2002
(Amounts in thousands Euro)

	June 30, 2002	June 30, 2001	Jan. 1, 2001
Sales	1.613.998	1.464.231	
Less: Cost of sales	922.046	883.419	
Gross operating results	691.952	580.812	
Plus: other operating income	49.904	45.243	
Total	741.856	626.055	
Less: Administrative expenses	65.494	65.718	
Research and development costs	10.949	13.937	
Selling expenses	302.400	286.944	
Subtotal	363.013	259.456	
Less: Financial expenses, net	101.210	123.724	
Total operating profit	261.803	135.732	
Plus: Extraordinary income	43.070	56.846	
Less: Extraordinary expenses	56.124	59.467	
Less: Depreciation not included in operating expenses	0	0	
RESULT FOR ÔÇÅ PERIOD BEFORE TAX	248.749	133.111	

Athens, August 29, 2002

THE CHAIRMAN OF THE BOARD	THE MANAGING DIRECTOR	THE CHIEF A
D. PAPOYLIAS	**ST. ÍÅÆIS**	**ÅL. ÅXÁÊ**
ID.C.P. Î 092194	ID.C.P. Î 305492	ID.C.P.

NOTES FOR PPC S.A.

1. The June 30, 2002 condensed financial statements were prepared under the same accounting principles with those followed during the prior corresponding period.

2. Under Law 2773/1999, PPC was transformed, effective January 1, 2001, into a societe anonyme and its first fiscal closing will be in December 31, 2002. The initial share capital was set at GRD 220 billion, consisting of 220 million common registered shares of GRD 1.000 par value each. In December 2001 the share capital increased by GRD 12 billion through the issuance of 12.000.000 new common registered shares of GRD 1.000 par

value each. These new shares issued were offered to the public and the resulted share premium of GRD 39.443 million was recorded in a separate account in shareholder's equity. Following a decision dated June 6, 2002 the Shareholders' Special General Assembly approved the conversion of the Company's share capital and of the nominal value of the shares from GRD to Euro. Thus the Company's share capital amounted to Euro 679.760.000 divided into 232.000.000 common shares of Euro 2,93 par value each. The rounding of the share's nominal value resulted in a reduction of the Company's share capital by Euro 1.091.063,83. The amount of Euro 1.091.063,83 was recorded in equity under a special reserve account and shall be capitalized in a future share capital increase. The Company's Board of Directors with its decision dated April 23, 2002 approved the payment of an interim dividend of Euro 0,38 per share. The total amount of the interim dividend of Euro 88.160.000 is included in «Other Receivables».

3. In accordance with the provisions of Law 2941/2001, societes anonymes established through the transformation of State owned corporations, record various liabilities, provisions and write – downs relating to periods prior to their transformation into societe anonyme in a separate account in shareholder's equity, which will be offset with the revaluation surplus that will result from the presentation of the Company's fixed assets at fair market values as further discussed in Note 4, below. The debit balance of this account at June 30, 2002 and June 30, 2001 totaled approximately Euro 1.330 million.

4. In accordance with the provisions of Art. 10 of Law 2941/2001, the Company engaged an independent firm of appraisers to conduct a valuation of its fixed assets as of December 31, 2000. The appraisal resulted to a surplus of approximately Euro 2,8 billion. Based on the Law 2941/2001 the results of the above appraisal will be recorded in Company's books during its first fiscal year, following its transformation into a societe anonyme. The Company intends to record the results of the above appraisal in its books in the year 2002, upon completion of the process for the upgrading of its fixed assets register. Had the fixed assets depreciation for the six month period ended June 30, 2002, been calculated based on the appraised values it is estimated that such depreciation would have been increased by approximately Euro 97 million with an equal decrease of the period's income before tax.

5. The operations of the PPC Personnel Insurance Organization (PPC – PIO), which was established in December 1999 and is responsible, effective as of January 1, 2000 for the pension medical and other benefit plans of the Company's employees and pensioners have not been fully separated from PPC. The final clearance and reconciliation of the PIO balances included in PPC's financial statements have not yet been finalized.

6. According to legal opinions obtained from independent legal Advisors (University professors) PPC claims from PPC – PIO the amount of approximately Euro 8 million, relating to the subsidization of the energy being supplied to PPC - PIO beneficiaries. PPC – PIO does not accept this charge, as it considers the above subsidizaton as an obligation of PPC. PPC intends to proceed with all necessary actions for the collection of the above amount.

7. In accordance with a decision of the National Accounting Council, which equates "Customers' Contributions" with "Subsidies for fixed assets acquisitions" an amount of Euro 766 million at June 30, 2002 representing the net book value of customers' contributions in the construction cost of the distribution network is included in Equity under "Subsidies for fixed assets acquisitions".

8. There are no mortgages on the Company's fixed assets.

9. Monetary assets and liabilities that are denominated in foreign currencies have been adjusted to reflect the exchange rates at June 30, 2002.

10. Adequate accruals were recorded for all costs relating to the period.

11. Capital expenditure for the period totaled Euro 313 million

12. Adequate provisions have been established for all known litigation

13. The Company employs 30.223 people of which 166 and 930 people, relate to the Hellenic Transmission System Operator (HTSO) and the PPC Personnel Insurance Organization (PIO), respectively.

14. The main activity of the Company, in accordance with the STAKOD classification Code 91, is classified in the activity code No 401.0 "Generation and distribution of electricity".

AUDITORS REPORT
(FREE TRANSLATION OF THE GREEK ORIGINAL)

To the Board of Directors of
PUBLIC POWER CORPORATION S.A.

We have performed the audit required by Art. 6 of Presidential Decree 360/1985 as amended by Art. 90 of Law 2533/97 and in accordance with the auditing standards of the Institute of Certified Public Accountants in Greece and the audit procedures we considered necessary in order to obtain reasonable assurance as to whether the condensed financial statements of PUBLIC POWER CORPORATION S.A. for the period from January 1, 2002 to June 30, 2002 are free from material misstatements that could affect the Company's financial position and results of operations.

We were provided with the accounting records maintained by the Company, the information and explanations we requested as well as the results of operations of the Company's branches. The Company correctly applied the Greek General Chart of Accounts. There was no change in the valuation methods applied during the corresponding prior period. The cost of production was determined using the generally accepted costing principles.

From our audit, the following matters came to our attention:

1. The Company does not maintain a sufficiently detailed fixed asset register and, as a result, we could not verify the related accounts to a physical count, on a test basis, of the respective fixed assets.

2. The Shareholders' Equity does not include the surplus resulted from the valuation of the Company's fixed assets at fair values by an independent appraisers firm (approximately Euro 2.8 billion at December 31, 2000). According to Law 2941/2001, which provided for such appraisal, the surplus will be recorded in Company's books during its first fiscal year (January 1, 2001 to December 31, 2002), following its transformation into a societe anonyme. As mentioned in Note 4 to the condensed balance sheet, had the fixed assets depreciation for the six month period ended June 30, 2002, been calculated based on the appraised values, it is estimated that such depreciation would have been increased by approximately Euro 97 million with an equal decrease of the period's income before tax.

3. As further discussed in Note 6 to the condensed balance sheet PPC S.A. is in dispute with PPC Personnel Insurance Organization (PPC-PIO) as to the undertaking of the obligation for the subsidization of the energy being supplied to PPC-PIO beneficiaries. In case that PPC assumes such obligation, the related provision, which will be determined

by a special study, is expected to significantly affect the results of the period in which it will be recorded.

4. The Company has been audited by the Tax Authorities until December 31, 2000 and, as a result, remains contingently liable for additional taxes and penalties relating to the period from January 1, 2001 to June 30, 2002.

Based on the audit we performed, we verified that the above mentioned condensed financial statements, which result from the Company's accounting books and, after taking into consideration the matters discussed above as well as the Company's Notes, do not include misstatements that could significantly affect the Company's financial position at June 30, 2002 and its results of operations for the six month period then ended, in accordance with the prevailing regulations and the Company's accounting principles which do not differ from those applied in the prior corresponding period.

Athens, August 29, 2002

The Certified Auditor Accountant	The Certified Auditor Accountant
Spyros Lorentziadis ICAA No. 12731 ARTHUR ANDERSEN CERTIFIED AUDITORS ACCOUNTANTS S.A.	Dimitris Constantinou ICAA No. 16201 ERNST & YOUNG (GREECE) CERTIFIED AUDITORS ACCOUNTANTS S.A.

PUBLIC POWER CORPORATION S.A.

ALLOCATION OF FUNDS PURSUANT TO THE INCREASE OF THE SHARE CAPITAL WITH CASH

It is hereby notified that, according to the Athens Stock Exchange (ASE) decision 58/28.12.2000, following the increase of the Company's share capital with cash, which was in accordance with linutes 3/22.11.2001 of the Shareholder's Special Assembly and decision 5/231/23.11.2001 of the Capital Market Committee's Board of Directors, the net capital proceeds amount to 141.895.836,12 Euro (Gross capital proceeds of Euro 150.970.603,40 less expenses of 9.074.767,28Euro). The allocation for the aforesaid net capital proceeds, in relation to the statements made in the Offering Circular, up until the 12.06.2002 is the following:

Allocation of capital proceeds according to the Offering Circular	***Offering Circular's Schedule period 12.12.2001 to 12.6.2002***	***Allocation of Funds period 12.12.2001 to 12.06.2002***	***Allocation of Funds period 1.4.2002 to 12.06.2002***	***Balance of Funds From the increase of the Share Capital 12.6.2002***
	Euro	Euro	Euro	Euro
Payment of part of the Company's long term debt concluded concluded in previous years, within a period of six six months from the completion of the increase of the Share Capital	*141.895.836,12*	*141.895.836,12*	*55.354.485,57*	*0*

Other:

- ***a.*** Period of exercising preference rights: The Greek State has waived its preference rights from the increase of the Company's Share Capital.
- ***b.*** Issued Shares: 12.000.000 new common shares, with a nominal value of 1.000 Greek Drachmae per share
- ***c.*** Date of Listing of the new shares to the ASE and to the LSE: 12.12.2001
- ***d.*** Date of Certification of the deposit of funds: Decision 214/12.12.2001 of PPC's Board of Directors and auditing by the Athens Prefecture on 3.1.2002 of the share capital's deposit.

Athens 29.8.2002

THE CHAIRMAN OF THE BOARD THE MANAGING DIRECTOR THE CHIEF ACCOUNTANT

D. PAPOULIAS ST. NEZIS EL. EXAKOUSTIDIS
I.D.C.P. Î 092194 I.D.C.P. Î 305492 I.D.C.P. Ô 157094

CERTIFICATION OF AUDITOR ACCOUNTANTS

We audited the above data of "PUBLIC POWER CORPORATION S.A." in accordance with the auditing standards of the Certified Auditors Accountants in Greece. Based on the audit we performed, we verified that the above data derived from the Company's accounting books and records as well as the Offering Circular approved by the Athens Stock Exchange.

Athens 29.8.2002

The Certified Auditors Accountants

Spyros Lorentziadis Dimitrios Konstantinou

ICAA No. 12731 ICAA No. 16201

ARTHUR ANDERSEN ERNST & YOUNG (GREECE)

CERTIFIED AUDITORS ACCOUNTANTS S.A. CERTIFIED AUDITORS ACCOUNTANTS S.A.

PPC GROUP OF COMPANIES
CONDENSED CONSOLIDATED BALANCE SHEET AS AT JUNE 30, 2002
ACCOUNTING PERIOD 1/1/2002 - 6/30/2002
(Amounts in thousands Euro)

	June 30, 2002	June 30, 2001
ASSETS		
B. INSTALLATION COSTS	22.842	10.990
Less: Accumulated depreciation	19.806	7.888
Net book value	3.036	3.102
C. FIXED ASSETS		
É, II. INTANGIBLE & TANGIBLE ASSETS	10.657.980	9.941.897
Less: Accumulated depreciation and amortization	4.194.338	3.807.997
Net book value	6.463.642	6.133.900
ÉÉÉ. INVESTMENT IN SUBSIDIARIES AND OTHER LONG TERM FINANCIAL ASSETS	13.085	5.196
TOTAL FIXED ASSETS	6.476.727	6.139.096
D. CURRENT ASSETS		
É. Inventories	559.626	574.656
ÉÉ. Customers	340.021	320.170
ÉÉ. Other Receivables	402.133	236.715
ÉÉÉ. Marketable Securities	13.900	52.030
ÉV. Cash at Banks and in Hand	37.727	356.607
TOTAL CURRENT ASSETS	1.353.407	1.540.178
E. PREPAYMENTS AND ACCRUED INCOME	203.140	183.840
TOTAL ASSETS	8.036.310	7.866.216
DEBIT MEMO ACCOUNTS	1.983.917	1.552.276

PPC GROUP OF COMPANIES

CONDENSED CONSOLIDATED BALANCE SHEET AS AT JUNE 30, 2002
ACCOUNTING PERIOD 1/1/2002 - 6/30/2002
(Amounts in thousands Euro)

	June 30, 2002	June 30, 2001
ASSETS		
B. INSTALLATION COSTS	22.842	10.990
Less: Accumulated depreciation	19.806	7.888
Net book value	3.036	3.102
C. FIXED ASSETS		
É, II. INTANGIBLE & TANGIBLE ASSETS	10.657.980	9.941.897
Less: Accumulated depreciation and amortization	4.194.338	3.807.997
Net book value	6.463.642	6.133.900
ÉÉÉ. INVESTMENT IN SUBSIDIARIES AND OTHER LONG TERM FINANCIAL ASSETS	13.085	5.196
TOTAL FIXED ASSETS	6.476.727	6.139.096
D. CURRENT ASSETS		
É. Inventories	559.626	574.656
ÉÉ. Customers	340.021	320.170
ÉÉ. Other Receivables	402.133	236.715
ÉÉÉ. Marketable Securities	13.900	52.030
ÉV. Cash at Banks and in Hand	37.727	356.607
TOTAL CURRENT ASSETS	1.353.407	1.540.178
E. PREPAYMENTS AND ACCRUED INCOME	203.140	183.840
TOTAL ASSETS	8.036.310	7.866.216
DEBIT MEMO ACCOUNTS	1.983.917	1.552.276

PPC GROUP OF COMPANIES

CONDENSED CONSOLIDATED STATEMENT OF INCOME
ACCOUNTING PERIOD 1/1/2002 - 6/30/2002
(Amounts in thousands Euro)

	June 30, 2002	June 30, 2001	Jan. 1, 2001 ·
Sales	1.613.998	1.464.231	
Less: Cost of sales	922.046	883.418	
Gross operating results	691.952	580.813	
Plus: other operating income	49.904	45.243	
Total	741.856	626.056	
Less: Administrative expenses	66.497	65.683	
Research and development costs	10.949	13.937	

Selling expenses	302.400	286.944	
Subtotal	362.010	259.492	
Less: Financial expenses, net	100.287	123.724	
Total operating profit	261.723	135.768	
Plus: Extraordinary income	43.070	56.846	
Less: Extraordinary expenses	56.126	59.467	
Less: Depreciation not included in operating expenses	22	0	
RESULT FOR ÔÇÅ PERIOD BEFORE TAX	248.645	133.147	

Athens, August 29, 2002

THE CHAIRMAN OF THE BOARD	THE MANAGING DIRECTOR	THE CHIEF /
D. PAPOYLIAS	**ST. ÍÅÆIS**	**ÅL. ÅXÁÉ**
ID.C.P. Î 092194	ID.C.P. Î 305492	ID.C.P.

NOTES FOR GROUP PPC

4. The June 30, 2002 condensed consolidated financial statements include the accounts of the Parent Company (PPC S.A.) and its subsidiaries a) KOZEN HELLAS S.A. b) PPC Renewable Sources S.A. and c) PPC Telecommunications S.A.

2. The June 30, 2002 condensed consolidated financial statements were prepared under the same accounting principles with those followed during the prior corresponding period.

3. Under Law 2773/1999, PPC was transformed, effective January 1, 2001, into a societe anonyme and its first fiscal closing will be in December 31, 2002. The initial share capital was set at GRD 220 billion, consisting of 220 million common registered shares of GRD 1.000 par value each. In December 2001 the share capital increased by GRD 12 billion through the issuance of 12.000.000 new common registered shares of GRD 1.000 par value each. These new shares issued were offered to the public and the resulted share premium of GRD 39.443 million was recorded in a separate account in shareholder's equity. Following a decision dated June 6, 2002 the Shareholders' Special General Assembly approved the conversion of the Parent Company's share capital and of the nominal value of the shares from GRD to Euro. Thus the Parent Company's share capital amounted to Euro 679.760.000 divided into 232.000.000 common shares of Euro 2,93 par value each. The rounding of the share's nominal value resulted in a reduction of the Parent Company's share capital by Euro 1.091.063,83. The amount of Euro 1.091.063,83 was recorded in equity under a special reserve account and shall be capitalized in a future share capital increase. The Parent Company's Board of Directors with its decision dated April 23, 2002 approved the payment of an interim dividend of Euro 0,38 per share. The total amount of the interim dividend of

Euro 88.160.000 is included in «Other Receivables».

4. In accordance with the provisions of Law 2941/2001, societes anonymes established through the transformation of State owned corporations, record various liabilities, provisions and write – downs relating to periods prior to their transformation into societe anonyme in a separate account in shareholder's equity, which will be offset with the revaluation surplus that will result from the presentation of the Parent Company's fixed assets at fair market values as further discussed in Note 5, below. The debit balance of this account at June 30, 2002 and June 30, 2001 totaled approximately Euro 1.330 million.

5. In accordance with the provisions of Art. 10 of Law 2941/2001, the Parent Company engaged an independent firm of appraisers to conduct a valuation of its fixed assets as of December 31, 2000. The appraisal resulted to a surplus of approximately Euro 2,8 billion. Based on the Law 2941/2001 the results of the above appraisal will be recorded in Parent Company's books during its first fiscal year, following its transformation into a societe anonyme. The Parent Company intends to record the results of the above appraisal in its books in the year 2002, upon completion of the process for the upgrading of its fixed assets register. Had the fixed assets depreciation for the six month period ended June 30, 2002, been calculated based on the appraised values it is estimated that such depreciation would have been increased by approximately Euro 97 million with an equal decrease of the period's income before tax.

6. The operations of the PPC Personnel Insurance Organization (PPC – PIO), which was established in December 1999 and is responsible, effective as of January 1, 2000, for the pension medical and other benefit plans of the Parent Company's employees and pensioners have not been fully separated from PPC. The final clearance and reconciliation of the PIO balances included in PPC's financial statements have not yet been finalized.

7. According to legal opinions obtained from independent legal Advisors (university professors) PPC claims from PPC – PIO the amount of approximately Euro 8 million, relating to the subsidization of the energy being supplied to PPC - PIO beneficiaries. PPC – PIO does not accept this charge, as it considers the above subsidizaton as an obligation of PPC. PPC intends to proceed with all necessary actions for the collection of the above amount.

8. In accordance with a decision of the National Accounting Council, which equates "Customers' Contributions" with "Subsidies for fixed assets acquisitions" an amount of approximately Euro 766 million at June 30, 2002 representing the net book value of customers' contributions in the construction cost of the distribution network is included in Equity under "Subsidies for fixed assets acquisitions".

9. There are no mortgages on the Group's fixed assets.

10. Monetary assets and liabilities that are denominated in foreign currencies have been adjusted to reflect the exchange rates at June 30, 2002.

11. Adequate accruals were recorded for all costs relating to the period.

12. Capital expenditure for the period totaled Euro 313 million

13. Adequate provisions have been established for all known litigation

14. The Group employs 30.224 people of which 166 and 930 people, relate to the Hellenic Transmission System Operator (HTSO) and the PPC Personnel Insurance Organization (PIO), respectively.

AUDITORS REPORT
(FREE TRANSLATION OF THE GREEK ORIGINAL)

To the Board of Directors of
PUBLIC POWER CORPORATION S.A.

We have performed the audit required by Art. 6 of Presidential Decree 360/1985 as amended by Art. 90 of Law 2533/97 and in accordance with the auditing standards of the Institute of Certified Public Accountants in Greece and the audit procedures we considered necessary in order to obtain reasonable assurance as to whether the condensed financial statements of PUBLIC POWER CORPORATION S.A. ("Parent company") for the period from January 1, 2002 to June 30, 2002 are free from material misstatements that could affect the Company's consolidated financial position and the consolidated results of operations of the Parent company and its subsidiaries ("Company") included in the consolidation.

We did not perform any audit on the financial statements of the subsidiaries included in the consolidation representing 0.2% and 0.00% of the consolidated assets and turnover, respectively, which have been audited by other auditors.

From our audit, the following matters came to our attention:

5. The Parent company does not maintain a sufficiently detailed fixed asset register and, as a result, we could not verify the related accounts to a physical count, on a test basis, of the respective fixed assets.

6. The Shareholders' Equity does not include the surplus resulted from the valuation of the Parent company's fixed assets at fair values by an independent appraisers firm (approximately Euro 2.8 billion at December 31, 2000). According to Law 2941/2001, which provided for such appraisal, the surplus will be recorded in the company's books during its first fiscal year (January 1, 2001 to December 31, 2002), following its transformation into a societe anonyme. As mentioned in Note 5 to the condensed balance sheet, had the fixed assets depreciation for the six month period ended June 30, 2002, been calculated based on the appraised values, it is estimated that such depreciation would have been increased by approximately Euro 97 million with an equal decrease of the period's income before tax.

7. As further discussed in Note 7 to the condensed balance sheet PPC S.A. is in dispute with PPC Personnel Insurance Organization (PPC-PIO) as to the undertaking of the obligation for the subsidization of the energy being supplied to PPC-PIO beneficiaries. In case that PPC assumes such obligation, the related provision, which will be determined by a special study, is expected to significantly affect the results of the period in which it will be recorded.

8. The Parent company has been audited by the Tax Authorities until December 31, 2000, while its subsidiaries have not been audited by the tax authorities since inception and, as a result, remain contingently liable for additional taxes and penalties relating to the periods not audited by the tax authorities.

Based on the audit we performed, we verified that the above mentioned consolidated condensed financial statements, have been prepared in accordance with the provisions of Law 2190/1920 and, after taking into consideration the matters discussed above as well as the Company's Notes, do not include misstatements that could significantly affect the consolidated financial position of the companies included in the consolidation at June 30, 2002 and consolidated

results of operations for the six month period then ended, in accordance with the prevailing regulations and the Parent company's accounting principles which do not differ from those applied in the prior corresponding period.

Athens, August 29, 2002

The Certified Auditor Accountant	The Certified Auditor Accountant
Spyros Lorentziadis	Dimitris Constantinou
ICAA No. 12731	ICAA No. 16201
ARTHUR ANDERSEN	ERNST & YOUNG (GREECE)
CERTIFIED AUDITORS ACCOUNTANTS S.A.	CERTIFIED AUDITORS ACCOUNTANTS S.A.

END

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Company	Public Power Corporation S.A.
TIDM	PPCD
Headline	9M 2002 FINANCIAL STATEMENTS
Released	07:00 25 Nov 2002
Number	2020E

PUBLIC POWER CORPORATION S.A.
CONDENSED BALANCE SHEET AS AT SEPTEMBER 30, 2002
ACCOUNTING PERIOD 1/1/2002 - 9/30/2002
(Amounts in thousands Euro)

	Sept 30, 2002	Sept 30, 2001
ASSETS		
B. INSTALLATION COSTS	22.823	13.183
Less: Accumulated depreciation	20.340	8.800
Net book value	2.483	4.383
C. FIXED ASSETS		
É, II. INTANGIBLE & TANGIBLE ASSETS	10.777.939	10.132.268
Less: Accumulated depreciation and amortization	4.296.978	3.905.967
Net book value	6.480.961	6.226.301
III. INVESTMENT IN SUBSIDIARIES AND OTHER LONG TERM FINANCIAL ASSETS	16.311	12.366
TOTAL FIXED ASSETS	6.497.272	6.238.667
D. CURRENT ASSETS		
É. Inventories	557.767	559.621
II. Customers	357.094	344.937
II. Other Receivables	231.841	296.826
III.. Marketable Securities	10.166	51.306
IV. Cash at Banks and in Hand	33.284	79.778
TOTAL CURRENT ASSETS	1.190.152	1.332.468
E. PREPAYMENTS AND ACCRUED INCOME	214.956	205.712
TOTAL ASSETS	7.904.863	7.781.230
DEBIT MEMO ACCOUNTS	2.125.095	1.682.229

PUBLIC POWER CORPORATION S.A.
CONDENSED BALANCE SHEET AS AT SEPTEMBER 30, 2002
ACCOUNTING PERIOD 1/1/2002 - 9/30/2002
(Amounts in thousands Euro)

	Sept 30, 2002	Sept 30, 2001
LIABILITIES & SHAREHOLDERS' EQUITY		
Á. LIABILITIES AND SHAREHOLDERS' EQUITY		
É. Share capital	679.760	645.635
II. Share Premium	115.754	0
III. Revaluation reserves & investment grants	1.593.378	1.472.544
IV. Reserves	491.376	490.075
Special reserve, Law 2941/01	-1.543.077	-1.330.279
Result for the period before tax	378.298	250.396
Result for the period 1.1 - 12.31.01 before tax	353.551	0
TOTAL SHAREHOLDERS' EQUITY	2.069.040	1.528.371
Â. PROVISIONS FOR CONTINGENCIES AND EXPENSES	478.132	181.981
C. LIABILITIES		
É. Long term liabilities		
Bonds and bank loans	3.396.411	4.598.544
Other long term liabilities	353.881	336.254
	3.750.292	4.934.798
ÉÉ. CURRENT LIABILITIES		
Suppliers	119.156	131.011
Bonds and bank loans, short term portion	890.859	474.524
Taxes, duties and social security funds	65.015	55.494
Other liabilities	353.974	286.358
	1.429.004	947.387
TOTAL LIABILITIES	5.179.296	5.882.185
D. ACCRUALS AND DEFERRED INCOME	178.395	188.693
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	7.904.863	7.781.230
CREDIT MEMO ACCOUNTS	2.125.095	1.682.229

PUBLIC POWER CORPORATION S.A.
CONDENSED STATEMENT OF INCOME
ACCOUNTING PERIOD 1/1/2002 - 9/30/2002
(Amounts in thousands Euro)

	Sept 30, 2002	Sept 30, 2001	Jan. 30, 2

	2.514.387	2.294.571	
ɔst of sales	1.402.634	1.337.733	
perating results	1.111.753	956.838	
ıer operating income	74.878	66.158	
	1.186.631	1.022.996	
ɗministrative expenses	84.387	104.911	
›search and development costs	14.837	23.528	
·lling expenses	537.275	476.601	
	550.132	417.956	
nancial expenses, net	153.923	182.270	
erating profit	396.209	235.686	
traordinary income	60.736	79.225	
‹traordinary expenses	78.647	64.515	
ɘpreciation not included in operating expenses	0	0	
Γ FOR THE PERIOD BEFORE TAX	378.298	250.396	

Athens, November 22, 2002

THE CHAIRMAN OF THE BOARD	THE MANAGING DIRECTOR	T AC
D. PAPOULIAS	ST. NEZIS	EL.. E
ID.C.P. ≡ 092194	ID.C.P. ≡ 305492	ID.C

NOTES FOR PPC S.A.

1. The September 30, 2002 condensed financial statements were prepared under the same accounting principles with those followed during the prior corresponding period.

2. Under Law 2773/1999, PPC was transformed, effective January 1, 2001, into a societe anonyme and its first fiscal closing will be at December 31, 2002. The initial share capital was set at GRD 220 billion, consisting of 220 million common registered shares of GRD 1.000 par value each. In December 2001 the share capital increased by GRD 12 billion through the issuance of 12.000.000 new common registered shares of GRD 1.000 par value each. These new shares issued were offered to the public and the resulted share premium of GRD 39.443 million was recorded in a separate account in shareholder's equity. Following a decision dated June 6, 2002 the Shareholders' Special General Assembly approved the conversion of the Company's share capital and of the nominal value

of the shares from GRD to Euro. Thus the Company's share capital amounted to Euro 679.760.000 divided into 232.000.000 common shares of Euro 2,93 par value each. The rounding of the share's nominal value resulted in a reduction of the Company's share capital by Euro 1.091.063,83. The amount of Euro 1.091.063,83 was recorded in equity under a special reserve account and shall be capitalized in a future share capital increase. The Company's Board of Directors with its decision dated April 23, 2002 approved the payment of an interim dividend of Euro 0,38 per share. The total amount of the interim dividend of Euro 88.160.000 is included in «Other Receivables».

3. In accordance with the provisions of Law 2941/2001, societes anonymes established through the transformation of State owned corporations, record various liabilities, provisions and write – downs relating to periods prior to their transformation into societe anonyme in a separate account in shareholder's equity, which will be offset with the revaluation surplus that will result from the presentation of the Company's fixed assets at fair market values as further discussed in Note 4, below. The debit balance of this account at September 30, 2002 and September 30, 2001 totalled approximately Euro 1.543 and Euro 1.330 million, respectively.

4. In accordance with the provisions of Art. 10 of Law 2941/2001, the Company engaged an independent firm of appraisers to conduct a valuation of its fixed assets as of December 31, 2000. The appraisal resulted to a surplus of approximately Euro 2,8 billion. Based on the Law 2941/2001 the results of the above appraisal will be recorded in Company's books during its first fiscal year, following its transformation into a societe anonyme. The Company intends to record the results of the above appraisal in its books in the year 2002, upon completion of the process for the upgrading of its fixed assets register. Had the fixed assets depreciation for the six month period ended September 30, 2002, been calculated based on the appraised values and the fixed assets' useful life, then it is estimated that such depreciation, according to current estimates would have been increased by approximately Euro 145 million with an equal decrease of the period's income before tax.

5. The operations of the PPC Personnel Insurance Organization (PPC – PIO), which was established in December 1999 and is responsible, effective as of January 1, 2000 for the pension medical and other benefit plans of the Company's employees and pensioners have not been fully separated from PPC. The final clearance and reconciliation of the PIO balances included in PPC's financial statements have not yet been finalized.

6. According to legal opinions obtained from independent legal Advisors, with whom its Legal Counsel concurs, PPC claims from PPC – PIO the subsidization of the energy being supplied to PPC - PIO beneficiaries. PPC – PIO does not accept this charge, as it considers the above subsidization as an obligation of PPC. The Company, for prudence purposes and without waiving its claim for the collection of the above amount or the determination that the

subsidy is the responsibility of PPC – PIO, has determined and accounted for a provision concerning the liability that it would assume in case of an unfavourable outcome of the dispute. Based upon an actuarial study, the fair value of the Company's possible future liability, is approximately Euro 215 million, at September 30, 2002. The Company recorded in its financial statements, at 30th September 2002, the above mentioned liability in two parts: Primarily and for the amount of approximately Euro 213 million as a charge against equity and in particular the special reserve based upon the provisions of Law 2941/2001 and secondarily as a charge against the profit and loss account, for the amount of approximately Euro 2 million.

7. In accordance with a decision of the National Accounting Council, which equates "Customers' Contributions" with "Subsidies for fixed assets acquisitions" an amount of Euro 804 million at September 30, 2002 representing the net book value of customers' contributions in the construction cost of the distribution network is included in Equity under "Subsidies for fixed assets acquisitions".

8. There are no mortgages on the Company's fixed assets.

9. Monetary assets and liabilities that are denominated in foreign currencies have been adjusted to reflect the exchange rates at September 30, 2002.

10. Adequate accruals were recorded for all costs relating to the period.

11. Capital expenditure for the period totalled Euro 444 million

12. Adequate provisions have been established for all known litigation

13. The Company employs 29.012 people of which 165 people have been seconded to the Hellenic Transmission System Operator (HTSO). The above-mentioned number does not include the personnel which relates to the PPC Personnel Insurance Organization (PIO).

14. From the increase of the Company's share capital with cash which was in accordance with minutes 3/22.11.2001 of the Shareholder's Special Assembly and decision 5/231/23.11.2001 of the Capital Market Committee's Board of Directors, the net capital proceeds amounted to Euro 141.895.836,12 (Gross capital proceeds of Euro 150.970.603,40 less expenses of 9.074.767,28 Euro).
The allocation for the aforesaid net capital proceeds was completed at June 12, 2002 and the relative table of allocation of funds was published at August 30, 2002 in the newspapers "TA NEA" and "EXPRESS"

15. The main activity of the Company, in accordance with the STAKOD classification Code 91, is classified in the activity code No 401.0 "Generation and distribution of electricity".

PPC GROUP OF COMPANIES

CONDENSED CONSOLIDATED BALANCE SHEET AS AT SEPTEMBER 30, 2002
ACCOUNTING PERIOD 1/1/2002 - 9/30/2002
(Amounts in thousands Euro)

	Sept 30, 2002	Sept 30, 2001
ASSETS		
B. INSTALLATION COSTS	23.071	13.183
Less: Accumulated depreciation	20.406	8.800
Net book value	2.665	4.383
C. FIXED ASSETS		
É, II. INTANGIBLE & TANGIBLE ASSETS	10.778.033	10.132.268
Less: Accumulated depreciation and amortization	4.297.033	3.905.967
Net book value	6.481.000	6.226.301
ÉÉÉ. INVESTMENT IN SUBSIDIARIES AND OTHER LONG TERM FINANCIAL ASSETS	11.891	7.137
TOTAL FIXED ASSETS	6.492.891	6.233.438
D. CURRENT ASSETS		
É. Inventories	557.767	559.621
ÉÉ. Customers	357.094	344.937
ÉÉ. Other Receivables	231.919	297.301
ÉÉÉ. Marketable Securities	13.116	51.306
ÉV. Cash at Banks and in Hand	34.927	83.831
TOTAL CURRENT ASSETS	1.194.823	1.336.996
E. PREPAYMENTS AND ACCRUED INCOME	214.957	205.712
TOTAL ASSETS	7.905.336	7.780.529
DEBIT MEMO ACCOUNTS	2.125.245	1.682.229

PPC GROUP OF COMPANIES

CONDENSED CONSOLIDATED BALANCE SHEET AS AT SEPTEMBER 30, 2002
ACCOUNTING PERIOD 1/1/2002 - 9/30/2002
(Amounts in thousands Euro)

	Sept 30, 2002	Sept 30, 2001
LIABILITIES & SHAREHOLDERS' EQUITY		

Á. LIABILITIES AND SHAREHOLDERS' EQUITY		
É. Share capital	679.760	645.635
II. Share Premium	115.754	0
III. Revaluation reserves & investment grants	1.593.378	1.472.544
IV. Reserves	491.375	490.075
Special reserve, Law 2941/01	-1.543.077	-1.330.279
Result for the period, before tax	378.161	250.354
Result for the period 1.1 - 12.31.01 before tax	353.689	-894
TOTAL SHAREHOLDERS' EQUITY	2.069.040	1.527.435
Â. PROVISIONS FOR CONTINGENCIES AND EXPENSES	478.132	181.981
C. LIABILITIES		
É. Long term liabilities		
Bonds and bank loans	3.396.411	4.598.544
Other long term liabilities	353.881	336.254
	3.750.292	4.934.798
II. CURRENT LIABILITIES		
Suppliers	119.556	131.011
Bonds and bank loans, short term portion	890.859	474.524
Taxes, duties and social security funds	65.020	55.494
Other liabilities	354.043	286.593
	1.429.478	947.622
TOTAL LIABILITIES	5.179.770	5.882.420
D. ACCRUALS AND DEFERRED INCOME	178.394	188.693
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	7.905.336	7.780.529
CREDIT MEMO ACCOUNTS	2.125.245	1.682.229

PPC GROUP OF COMPANIES
CONDENSED CONSOLIDATED STATEMENT OF INCOME
ACCOUNTING PERIOD 1/1/2002 - 9/30/2002
(Amounts in thousands Euro)

	Sept 30, 2002	Sept 30, 2001	Jan. 1, 2001 - Sept 30, 2002
	2.514.387	2.294.571	5.592.105
;ost of sales	1.402.634	1.337.733	3.178.131
ɔperating results	1.111.753	956.838	2.413.974
ther operating income	74.878	66.158	167.037
	1.186.631	1.022.996	2.581.011
ιdministrative expenses	85.535	104.953	245.252
:esearch and development costs	14.837	23.528	48.125
elling expenses	537.275	476.601	1.184.550
ıl	548.984	417.914	1.103.084
'inancial expenses, net	152.857	182.270	396.323
perating profit	396.127	235.644	706.761

xtraordinary income	60.735	79.225	194.722
:xtraordinary expenses	78.649	64.515	159.329
)epreciation not included in operating expenses	52	0	9.168
.T FOR ÔÇÅ PERIOD ЗE TAX	378.161	250.354	732.986

Athens, November 22, 2002

THE CHAIRMAN OF THE BOARD	THE MANAGING DIRECTOR	THE CHIEF ACCOUNTANT
D. PAPOULIAS ID.C.P. ≡092194	ST. NEZIS ID.C.P. ≡ 305492	EL. EXAKOUSTIDIS ID.C.P. Ô 157094

NOTES FOR GROUP PPC

1. The September 30, 2002 condensed consolidated financial statements include the accounts of the Parent Company (PPC S.A.) and its subsidiaries a) KOZEN HELLAS S.A. b) PPC Renewable Sources S.A. and c) PPC Telecommunications S.A.

2. The September 30, 2002 condensed consolidated financial statements were prepared under the same accounting principles with those followed during the prior corresponding period.

3. Under Law 2773/1999, PPC was transformed, effective January 1, 2001, into a societe anonyme and its first fiscal closing will be at December 31, 2002. The initial share capital was set at GRD 220 billion, consisting of 220 million common registered shares of GRD 1.000 par value each. In December 2001 the share capital increased by GRD 12 billion through the issuance of 12.000.000 new common registered shares of GRD 1.000 par value each. These new shares issued were offered to the public and the resulted share premium of GRD 39.443 million was recorded in a separate account in shareholder's equity. Following a decision dated June 6, 2002 the Shareholders' Special General Assembly approved the conversion of the Parent Company's share capital and of the nominal value of the shares from GRD to Euro. Thus the Parent Company's share capital amounted to Euro 679.760.000 divided into 232.000.000 common shares of Euro 2,93 par value each. The rounding of the share's nominal value resulted in a reduction of the Parent Company's share capital by Euro 1.091.063,83. The amount of Euro 1.091.063,83 was recorded in equity under a special reserve account and shall be capitalized in a future share capital increase. The Parent Company's

Board of Directors with its decision dated April 23, 2002 approved the payment of an interim dividend of Euro 0,38 per share. The total amount of the interim dividend of Euro 88.160.000 is included in «Other Receivables».

4. In accordance with the provisions of Law 2941/2001, societes anonymes established through the transformation of State owned corporations, record various liabilities, provisions and write – downs relating to periods prior to their transformation into societe anonyme in a separate account in shareholder's equity, which will be offset with the revaluation surplus that will result from the presentation of the Parent Company's fixed assets at fair market values as further discussed in Note 5, below. The debit balance of this account at September 30, 2002 and September 30, 2001 totalled approximately Euro 1.543 and Euro 1.330 million, respectively.

5. In accordance with the provisions of Art. 10 of Law 2941/2001, the Parent Company engaged an independent firm of appraisers to conduct a valuation of its fixed assets as of December 31, 2000. The appraisal resulted to a surplus of approximately Euro 2,8 billion. Based on the Law 2941/2001 the results of the above appraisal will be recorded in the Parent Company's books during its first fiscal year, following its transformation into a societe anonyme. The Parent Company intends to record the results of the above appraisal in its books in the year 2002, upon completion of the process for the upgrading of its fixed assets register. Had the fixed assets depreciation for the six month period ended September 30, 2002, been calculated based on the appraised values and the fixed assets' useful life, then it is estimated that such depreciation, according to current estimates would have been increased by approximately Euro 145 million with an equal decrease of the period's income before tax.

6. The operations of the PPC Personnel Insurance Organization (PPC – PIO), which was established in December 1999 and is responsible, effective as of January 1, 2000, for the pension medical and other benefit plans of the Parent Company's employees and pensioners have not been fully separated from PPC. The final clearance and reconciliation of the PIO balances included in PPC's financial statements have not yet been finalized.

7. According to legal opinions obtained from independent legal Advisors, with whom its Legal Counsel concurs, PPC claims from PPC – PIO the subsidization of the energy being supplied to PPC - PIO beneficiaries. PPC – PIO does not accept this charge, as it considers the above subsidization as an obligation of PPC. The Parent Company, for prudence purposes and without waiving its claim for the collection of the above amount or the determination that the subsidy is the responsibility of PPC – PIO, has determined and accounted for a provision concerning the liability that it would assume in case of an unfavourable outcome of the dispute. Based upon an actuarial study, the fair value of the Parent Company's possible future liability is approximately Euro 215 million, at September 30, 2002. The Parent Company recorded in its financial

statements at 30th September 2002, the above mentioned liability in two parts: Primarily and for the amount of approximately Euro 213 million as a charge against equity and in particular the special reserve based upon the provisions of Law 2941/2001 and secondarily as a charge against the profit and loss account, for the amount of approximately Euro 2 million.

8. In accordance with a decision of the National Accounting Council, which equates "Customers' Contributions" with "Subsidies for fixed assets acquisitions" an amount of approximately Euro 804 million at September 30, 2002 representing the net book value of customers' contributions in the construction cost of the distribution network is included in Equity under "Subsidies for fixed assets acquisitions".

9. There are no mortgages on the Group's fixed assets.

10. Monetary assets and liabilities that are denominated in foreign currencies have been adjusted to reflect the exchange rates at September 30, 2002.

11. Adequate accruals were recorded for all costs relating to the period.

12. Capital expenditure for the period totalled Euro 444 million

13. Adequate provisions have been established for all known litigation

14. The Group employs 29.013 people of which 165 people have been seconded to the Hellenic Transmission System Operator (HTSO). The above-mentioned number does not include the personnel, which relates to the PPC Personnel Insurance Organization (PIO).

15. from the increase of the Parent Company's share capital with cash which was in accordance with linutes 3/22.11.2001 of the Shareholder's Special Assembly and decision 5/231/23.11.2001 of the Capital Market Committee's Board of Directors, the net capital proceeds amounted to Euro 141.895.836,12 (Gross capital proceeds of Euro 150.970.603,40 less expenses of 9.074.767,28 Euro).
The allocation for the aforesaid net capital proceeds was completed at June 12, 2002 and the relative table of allocation of funds was published at August 30, 2002 in the newspapers "TA NEA" and "EXPRESS"

END

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03 FEB 11 AM 7:21

ARTICLES OF INCORPORATION

OF THE COMPANY UNDER THE NAME

"PUBLIC POWER CORPORATION S.A."

CHAPTER A

Name. Seat. Duration. Objects

Article 1

Establishment. Name

1. The name of the company shall be "Public Power Corporation Sociéte Anonyme" and its abridged form "P.P.C S.A" or "P.P.C."

2. In its foreign transactions, the company shall use the name "PUBLIC POWER CORPORATION S.A." and the abridged form of name "P.P.C. S.A." or "P.P.C." .

3. The trade name of the Public Power Corporation S.A in the Greek or any other language shall be its exclusive property, but its subsidiaries shall be entitled to use such name as part of their title.

Article 2

Seat. Branch Offices

1. The seat of the company shall be in the area of the Municipality of Athens.

2. By resolution of the Board of Directors, branch offices, agencies or offices of the company may be established in cities in Greece or abroad. By the same as above resolution the terms of their establishment and operation shall be determined in brief.

Article 3

Objects

1. The objects of P.P.C. shall be:

(a) The carrying out of commercial and industrial activities in the energy sector, in Greece and abroad. These activities shall include but not be limited to:

(1) The carrying out of commercial and industrial activities in the electricity sector, in Greece and abroad.

(2) The engineering and design, supervision, construction, exploitation, maintenance and operation concerning power generating plants as well as transmission and distribution networks.

(3) The purchase and sale of electricity.

(4) The extraction, production and purchase of energy raw materials.

(5) The assignment to third parties, by virtue of a contract, of the carrying out of any activity similar to those set forth above.

(b) The engagement in commercial and industrial activities in the field of telecommunications, the rendering of services to third parties in the area of Project design, management and supervision, the rendering of services to third-party companies in the areas of organization and information systems, and the exploitation of all kinds of assets held by the Corporation.

(c) The establishment of companies, the participation in joint ventures as well as the acquisition of shares of other companies, Greek or foreign, and, in general, the participation in enterprises pursuing aims similar

to those under (a) and (b) of this paragraph or the activities of which are directly or indirectly connected with the objects of the company or the objects of which are the profitable use of the movable or immovable assets of the company and the development of its resources.

2. In order to attain the objects referred to in the preceding paragraph, P.P.C S.A. may, in particular,

(a) conclude all kind of contracts or agreements with domestic or foreign natural or legal persons and interstate organizations.

(b) participate in the capital of companies now existing or to be established in the future, grant loans to the said companies and furnish guarantees in their favour.

(c) issue all kind of loan bonds and participate in the capital of companies which are granted loans by it through the conversion or otherwise of the bonds of the said loans into shares.

3. The company may engage in any other act or activity in order to attain its objects within the scope of the present Articles of Association and of the standing provisions, in any commercial or other activity and perform any act, juristic or other, directly or indirectly connected with its objects.

Article 4

Duration

The duration of the company shall extend to 31 December of the year 2100 and may be prolonged by resolution of the General Assembly of shareholders.

CHAPTER B

SHARE CAPITAL. SHARES. SHAREHOLDERS

Article 5

Share Capital

1. The share capital of the company P.P.C. S.A. amounts to two hundred and twenty billion drachmae (GDR 220,000,000,000), divided into two hundred and twenty million (220,000,000) ordinary registered shares, of a nominal value of one thousand drachmae (GDR 1,000) each, and has been fully paid up by the Greek State. The shares are wholly owned by the Greek State.

2. By the decision of the General Assembly on 22.11.2001 the equity capital was increased by 12 billion (12,000,000,000) Drachmas in cash through public offering by the issue of 12 million (12,000,000) new ordinary registered shares of a nominal value of one thousand (1,000) Drachmas each. Thus the equity capital now amounts to two hundred and thirty-two billion (232,000,000,000) Drachmas, divided into two hundred and thirty-two million (232,000,000) shares of a nominal value of one thousand (1,000) Drachmas each.

3. The Extraordinary General Meeting of shareholders on June 6, 2002 decided for the conversion of the Corporation's equity capital and nominal value of shares from Drachmas to Euros. Thus, the Corporation's equity capital amounts to six hundred and seventy-nine million seven hundred and sixty thousand Euros (Euros 679,760,000), divided into two hundred and thirty-two million (232,000,000) ordinary registered shares of a nominal value of two Euros and ninety-three cents (Euros 2.93) each. This rounding of the nominal value of shares has reduced the Corporation's equity capital by one million ninety-one thousand sixty-three Euros and eighty-three cents (Euros 1,091,063.83).

   The above sum of one million ninety-one thousand sixty three Euros and eighty-three cents (Euros 1,091,063.83) was paid into a special reserve,

"Balance from conversion of Equity Capital to the Euro" and shall be capitalized in a future increase of the equity capital.

4. Pursuant to the decision of the Shareholders' Extraordinary General Meeting on November 15, 2002, the Corporation's equity capital was increased by Euro three hundred eighty seven million four hundred forty thousand (Euro 387,440,000) through the capitalization of the amount which had derived from the adjustment of the value of fixed assets and the amount which had derived from the conversion of the company's equity capital from drachmas to Euro, with a proportionate increase of the nominal value of each share by one Euro and sixty seven cents (Euro 1.67).

   Following the above increase, the corporation's equity capital amounts to Euro one billion sixty seven million two hundred thousand (Euro 1,067,200,000) divided into two hundred thirty two million (232,000,000) ordinary registered shares of a nominal value of Euro four and sixty cents (Euro 4.60) each.

Article 6

Increase of the Share Capital

1. The share capital of the company shall be increased by resolution of the General Assembly taken in accordance with the quorum and majority requirements of article 26 hereof.

2. Subject to paragraph 4 of this article, during the first five-year period as from the entry into force of the present Articles of Association, the Board of Directors shall have the right, by resolution taken in accordance with the majority requirements of article 13 of Codified Law 2190/1920:

(a) To increase the share capital by the issue of new shares. The amount of the increase cannot exceed the amount of the original share capital or of the share capital which shall have been paid up on the date of taking by the General Assembly of the resolution concerning renewal of the relevant power of the Board of Directors.

(b) To issue loan bonds, convertible into shares, for an amount which cannot exceed one half of the paid-up share capital. In such a case, the provisions of paragraphs 2 and 3, article 3(a), of Codified Law 2190/1920, as same is currently in force, shall apply.

The powers of the Board of Directors referred to above may be renewed by the General Assembly for a period not exceeding five years regarding each renewal.

3. Subject to paragraph 4 of this article, the General Assembly shall have the right, by resolution taken in accordance with the quorum requirements of paragraphs 1 and 2, article 29, of Codified Law 2190/1920 and with the majority requirements of paragraph 1, article 31, of the same as above law, to increase the share capital, in whole or in part, by issuing new shares, up to five times the amount of the originally paid-up share capital.

4. Notwithstanding the provisions of the preceding two paragraphs, in the event that the reserve funds of the company shall exceed one fourth (1/4) of the paid-up share capital, then, for the increase of the share capital, a resolution of the General Assembly shall always be required, taken in accordance with the extraordinary quorum and majority requirements of article 26 hereof.

5. The increase of the share capital decided upon in accordance with paragraphs 2 and 3 shall not constitute an amendment to the Articles of Association.

6. Any other increase of the share capital shall be made by virtue of an amendment to the present Articles of Association, pursuant to the provisions of articles 21 and 26 hereof.

Article 7

Shares

1. The shares of the company shall be in registered form.

2. The share warrants may bear a serial number and the features required by the law, the seal of the company and the signature of the Chairman of the Board of Directors and of one member thereof especially appointed therefor. The seal of the company and the signatures may be facsimiles. The share warrants may incorporate one or more shares (multiple share warrants).

3. The company may, by resolution of the Board of Directors, issue provisional share warrants having the features mentioned in paragraph 2 of this article, which shall be exchanged for the final ones upon their issue.

Article 8

Participation percentage of the Greek State

1. At all events, the participation of the Greek State in the share capital of the company existing from time to time cannot be less than fifty-one percent (51%) of the voting shares of the company in existence following each increase of the share capital (article 43, par. 3, of Law 2773/1999).

2. In case that the participation of another shareholder or of affiliated companies in the meaning of article 42(e) of Codified Law 2190/1920 shall exceed, in total, five percent (5%), the shareholder concerned or the affiliated companies shall not have the right to participate in and vote at the General Assembly with regard to the amount in excess of the said five percent (5%).

3. Banks and other agencies abroad, which, pursuant to the law of the country of their establishment and on the basis of the shares owned by them, issue share warrants, provided they have issued such warrants in favour of an individual beneficiary and exceeding five percent (5%), shall not have the right to participate and vote on behalf of the beneficiary concerned in regard to the amount in excess of the said percentage. The provisions concerning compliance with this article shall be embodied in the contract between the company and the above-mentioned banks or agencies.

4. This article cannot be amended by resolution of the General Assembly.

CHAPTER C

Management

Article 9

Governing Bodies

The Governing Bodies of the company shall be:

(a) The Board of Directors.

(b) The Managing Director and

(c) The Council of Management.

Article 10

Composition of the Board of Directors

1. The Board of Directors shall be composed of eleven (11) members and its term of office shall be three years.

2. The Board of Directors shall consist of:

   (a) Six (6) members, including the Managing Director, elected by the General Assembly of the shareholders of the company, in which, however, cannot participate the shareholders who attended the special

meeting of the General Assembly stipulated in article 20 hereof. The Board of Directors shall elect from among the said members its Chairman and Vice Chairman, pursuant to article 15 hereof.

(b) Two (2) members representing the employees of the company. These members shall be elected by direct, general ballot by means of the proportional representation system, within a time period of two (2) months from the notification to the most representative trade union (ΑΣΟΠ). The election of the representatives of the employees to the Board of Directors shall be conducted by an election committee appointed by the most representative trade union of the company, in which (committee) at least one representative from the remaining trade unions of the company shall participate. The procedure of the said election, the appointment of the local election committees, the time and the particulars of the polling as well as the tabulation and announcement of the results thereof shall be the job of the said committee, which shall be presided over by a judicial functionary pursuant to the provision of article 1 of Law 1264/1982 concerning "Democratization of the Trade-union Movement – The Rights of the Unions" (Official Gazette, volume A, issue no. 79).

(c) Two (2) members representing the minority shareholders, pursuant to the provisions of article 18, pars. 3 and 5, of Codified Law 2190/1920.

(d) One (1) member designated by the Economic and Social Committee and coming from agencies performing activities similar to those of the company. The member designated by the Economic and Social Committee shall be proposed for membership within a time period of two (2) months from the notification to the said Committee by the Minister of Development and shall be appointed by decision of the said Minister.

(e) If there are no minority shareholders, the Board of Directors shall be composed of eight (8) members appointed in accordance with subparagraph (a) of this paragraph, two (2) members appointed in accordance with subparagraph (b) of this paragraph, and one (1) member appointed in accordance with subparagraph (d) of this paragraph.

3. In the event that, for whichever reason, any representatives of the employees or the representative of the Economic and Social Committee shall not be elected or in the event any vacancy in the office of the said representatives shall not promptly be filled within the time limit of two (2) months as from the notification to the agencies, this shall not impede the constitution and functioning of the Board of Directors.

4. In the event that, for whichever reason, the minority shareholders shall not appoint the members representing such minority or in the event they shall not fill any vacancy in the office of the said members, this shall not impede the constitution and functioning of the Board of Directors.

5. (a) In case that, for whichever reason, there shall be a vacancy in the office of a member of the Board of Directors elected in accordance with the procedure set forth in paragraph 2(a) of this article, the remaining members of the Board shall elect another member for the balance of the term of the member in the office of whom a vacancy has occurred, and such election shall be certified at the next meeting of the General Assembly.

(b) The members of the Board of Directors, with the exception of those elected pursuant to paragraph 2(a) of this article, in the event of their resignation or of a vacancy in their office, for any reason whatsoever, shall be substituted by means of the same procedure as that applied for their election or appointment. The same procedure shall be followed for the revocation of the appointment of the said members.

(c) In the event of a vacancy in the office of the Managing Director, for any reason whatsoever, the Chairman of the Board of Directors shall temporarily act as Managing Director. If the posts of Chairman of the Board of Directors and of Managing Director are combined in the same person, the Vice Chairman of the Board of Directors, appointed pursuant to article 15, par. 1, of the present Articles of Association, shall act as Managing Director. In such instances, the Board of Directors shall call a meeting of the General Assembly of shareholders within the shortest possible time for the election of the new Managing Director.

(d) In the event of a vacancy in the office of the Chairman of the Board of Directors, for any reason whatsoever, the Managing Director of the company shall temporarily act as Chairman. If the posts of Chairman of the Board of Directors and of Managing Director are combined in the same person, the Vice Chairman of the Board of Directors, appointed pursuant to article 15, par. 1, of the present Articles of Association, shall act as Chairman. In the event of a vacancy in the office of both the Chairman and the Managing Director, and no Vice Chairman of the Board of Directors has been elected, the Chairman shall be substituted by the senior member of the Board of Directors.

(e) In the event that the Managing Director or the Chairman shall be absent or temporarily unable to perform their functions, the Vice Chairman, and, if there is no Vice Chairman, a person designated by the Board of Directors, shall substitute for them.

6. Failure to certify the election or substitution of a member of the Board of Directors by the General Assembly shall not invalidate the resolutions of the Board of Directors taken with the participation of the said member.

<u>Article 11</u>

Functions of the Board of Directors

1. The Board of Directors is the supreme governing body of the company. It shall formulate, primarily, the strategy and the policy for its development and supervise and exercise control over the management of its property. The Board of Directors shall approve, upon the recommendation of the Managing Director: (a) the Strategic Plan, which determines the strategic targets for the attainment of the objects of the company; (b) the Business Plan of the company of a duration between three (3) and five (5) years, which specifies the targets of the Strategic Plan for each year of its duration; (c) the methods applied for the implementation of the Strategic Plan and the Business Plan for each year of their duration. The Board of Directors shall also follow up the application of the Strategic Plan and the Business Plan.

2. The Board of Directors shall represent the company and shall be vested with unlimited authority to decide on any act and to exercise full power concerning the management of the company and the administration of its property, and, in general, the fulfillment of its objectives, with the exception of those questions which, either by law or by the present Articles of Association, expressly fall within the jurisdiction of the General Assembly.

3. The Board of Directors shall, upon the recommendation of the Managing Director, approve the annual budget of the company, prepare, approve and submit to the General Assembly, for approval, the annual financial statements of the company and prepare and submit to the General Assembly the annual activities report.

4. The Board of Directors shall, upon the recommendation of the Managing Director, decide on the organizational structure of the company and on the necessity for creating posts of General Managers as well as on the number and functions thereof.

5. The Board of Directors may, upon the recommendation of the Managing Director, delegate the exercise of part of its functions, excepting those which, pursuant to Codified Law 2190/1920 and to the present Articles of Association, require collective action, as well as the administration, management or supervision of the affairs or the representation of the company, to the Chairman, to the Managing Director, to one or more of its members, to the Council of Management, to the General Managers, Managers or employees of the company. The Board of Directors may also assign, by virtue of special contracts, the performance of specific tasks to natural or legal persons, domestic or foreign.

Article 12

Functioning of the Board of Directors

1. The Board of Directors shall meet at the seat of the company and/or at any other place outside it or abroad following special permission of the appropriate supervisory authority, upon the call of the Chairman or his substitute, on such day and hour as they shall determine, once in each calendar month in regular session, and in such special sessions as the Chairman shall deem advisable.

2. Upon the request of four (4) members, the Chairman or his substitute shall be obliged to convene the Board of Directors, appointing the day of meeting which must be not later than twenty (20) days from the submittal of the relevant request. Upon the request of two (2) members, the Chairman or his substitute shall be obliged to place any proposed item on the agenda of the first meeting held following submittal of the relevant request.

3. The agenda of the meetings shall be determined by the Chairman and its items shall be included in the notice sent to the members of the Board at least two (2) working days preceding the day of the meeting.

4. A quorum of the Board shall be deemed to be present and the meeting valid if, pursuant to paragraph 6 of this article, one more than half the number of members are present or represented. In no case, however, shall the number of members present be less than three. In determining the number required to form a quorum, fractions, if any, shall be ignored.

5. The Board of Directors shall take its resolutions by absolute majority of the members present or represented. In case of a tie-vote, the Chairman's vote shall prevail.

6. A member of the Board may, following a written authorization, validly represent only one member thereof. The representative appointed must be a member of the Board.

7. Minutes shall be kept of the proceedings and resolutions of the Board meetings which shall be entered in a special book. They shall be signed by the Chairman and the members of the Board present at the respective meeting and certified either at the meeting concerned or at the next one.

8. The copies of and extracts from the minutes of the Board of Directors shall be signed by the Chairman, or, in the event he is absent or unable to perform his functions, by his substitute.

9. Unless the Board of Directors shall resolve otherwise, the legal adviser of the company may attend the meetings of the Board without the right to vote.

Article 13

Liability of the Members of the Board of Directors

1. The members of the Board of Directors shall be liable to the company for any fault committed by them in carrying out their duties, as specified by the provisions of articles 22(a) and 22(b) of Codified Law 2190/1920, as same is currently in force.

2. The members of the Board shall be bound to maintain absolute secrecy with regard to all the confidential information on the affairs of the company coming to their knowledge in their capacity as Board members.

3. The appointment and the dismissal for any reason whatsoever of the Board members and of the persons empowered to represent the company jointly or severally shall be subjected to the publication requirements of articles 7(a) and 7(b) of Codified Law 2190/1920, as same is currently in force, with submittal of their identity particulars.

Article 14

Prohibition of Competition.
Participation
of Subsidiary Companies in the Board of Directors

1. The members of the Board of Directors, the General Managers, the Managers as well as the employees of the company shall not be permitted to perform, on occasion or by profession, without the authorization of the General Assembly of shareholders of the company, either on their own behalf or on behalf of third parties, acts falling within the objects of the company, or be members of boards of directors, executives, employees or representatives of companies pursuing aims similar to those of the company or participate as partners in private or other forms of companies or in joint ventures pursuing aims similar to those of the company. The subsidiary companies of the company or the companies in the capital of which the

company participates shall not be subject to the above-mentioned prohibition.

2. The prohibition referred to above shall be valid for a period of two years following expiry, for any reason whatsoever, of the term of office of the member of the Board or his retirement from the Board or following retirement of an officer or employee from the company who had participated in the Council of Management thereof or in the Board of Directors.

Article 15

Chairman and Vice Chairman of the Board of Directors

1. The Board of Directors shall elect its Chairman whose post may be combined with that of the Managing Director. In the event that the said posts shall be combined in the same person, the Board shall elect a Vice Chairman, too.

2. The Chairman shall represent the company and monitor the implementation of the resolutions of the Board. He shall convene the Board, preside at the meetings thereof, determine the items of the agenda, conduct the meetings and put the said items to the vote. The Chairman shall also submit, at regular intervals, the reports on the conduct of business and on the activities of the company stipulated by the standing provisions and the Articles of Association.

Article 16

Managing Director

1. The Managing Director of the company shall be elected by the General Assembly of shareholders and his term of office shall be three years.

2. The Managing Director shall be the highest-ranking executive officer of the company, he shall be at the head of all the services thereof, conduct their activities, take the necessary decisions within the framework of the provisions governing the functioning of the company, of the approved programmes and budgets, of the Strategic Plan, of the Business Plan and of the terms of the Management Contract he has entered into with the company pursuant to article 17 hereof. The Managing Director shall represent the company within the limits of his functions on the basis of the present Articles of Association or of the resolutions of the Board of Directors and may authorize or empower other persons, members of the Board or low-ranking or high-ranking executives of the company to represent him.

3. The Managing Director shall have the following functions under these Articles of Association as well as such other functions as shall be delegated to him by resolution of the Board of Directors. He shall:

   (a) Submit to the Board of Directors of the company the proposals and recommendations required for the attainment of the latter's objects, as same are specified in the Strategic Plan and the Business Plan.

   (b) Take decisions on the conclusion of contracts of a value to be from time to time determined by resolution of the Board of Directors.

Article 17

Management Contract
and Control over Its Implementation

1. A Management Contract shall be entered into by and between the company, represented by the Chairman and, in the event the posts of Chairman of the Board and Managing Director shall be combined, by a specially authorized member of the Board designated by resolution of the latter, and the Managing Director. By virtue of the said Contract, the targets which the

Managing Director undertakes to achieve during his term of office shall be specified within the framework of the Strategic Plan and the Business Plan.

2. The Management Contract shall, in particular, include:

(a) The terms and rules for the achievement of the targets of the Business Plan and the procedure of exercising control over its implementation.

(b) The terms and conditions of its amendment, particularly in case of revision of the Business Plan.

(c) The special occasions of material or moral reward of the Managing Director at the end of the accounting period and/or at the expiry of his term of office. This reward is made in such cases where the annual or overall targets of the Business Plan have been achieved to a degree higher than that contemplated by the Management Contract on account of the special skill, initiative and diligence displayed by him.

(d) The grounds for its termination.

(e) The indices of crucial financial data, in which may be included, indicatively, the indices of the cost of product manufacture or of furnishing of services, of productivity, of the degree of profitable use of staff, of the quality of manufactured products or of furnished services.

(f) The total sum appropriated annually for the staff expenditures in relation to the other basic financial data of the company.

3. The Management Contract shall be terminated by the Board of Directors on the grounds stipulated therein, for all purposes in the event that a substantial deviation from the data or from the time set for the achievement of its targets shall be assessed, not sufficiently justified or for another valid reason. The Managing Director shall have no right to vote in the meeting during the adoption by the Board of the resolution authorizing termination of the Management Contract. Upon termination of the Management

Contract, the Managing Director shall be ipso jure removed from office and relieved as member of the Board of Directors. Concerning his substitution pending the election of a new Managing Director by the General Assembly, the provisions of article 10, par. 5(c), hereof shall be applicable.

Article 18

Remuneration and Compensation of Members

Any remuneration or compensation paid, for any reason whatsoever, to members of the Board of Directors shall be deemed to be at the charge of the company only if the relevant amount pertaining to each member is approved by special resolution passed at a regular meeting of the General Assembly of shareholders.

Article 19

General Managers. Council of Management

1. By resolution of the Board of Directors of the company and upon the well-grounded recommendation of the Managing Director, the posts of the General Managers shall be determined. By the same as above resolution, the functions of each General Management shall be specified.

2. The General Managers shall be engaged for a five-year term of office following publication of the vacancy of the post. The minimum qualifications required for occupying the post of General Manager are a degree from a local institution of higher learning or an equivalent one obtained abroad and a five-year experience in occupying posts of demand and high responsibility in the Government or in the private sector. The said publication shall specify the requisite qualifications and it may be stipulated therein that qualifications in addition to those mentioned in the preceding wording shall be required. The General Managers shall be elected by a committee consisting of three members, constituted by the Board of Directors, in which the Managing Director shall participate.

3. The General Managers are high-ranking executives of the company, occupying no posts within its organization structure, in charge of independent branches of activity of the company and reporting themselves to the Managing Director.

4. A Council of Management shall operate within the structure of the company composed of the Managing Director thereof as Chairman and of the General Managers. The Council of Management shall be competent to coordinate and ensure the required consistency in the functioning of the company, to solve serious current management problems, to see to the implementation of the resolutions of the Board of Directors and of the Strategic and Business Plans in what concerns the areas of its responsibility, to supervise the performance of the units of the company and to take decisions on purchases or assignments of projects up to the maximum sum of money fixed by the Board of Directors. The Council of Management shall also perform any other functions assigned to it by the Board of Directors. The latter shall, at the instance of the Managing Director, approve the regulations governing the functioning of the Council of Management.

Article 20

Representation of Minority Shareholders

1. Whenever election of a minority representative to the Board of Directors is required, the minority shareholders shall be invited by the Board to a special meeting of the General Assembly at the seat of the company, with the sole agenda item being devoted to the election of the members of the Board who are entitled to elect the said representative. For the calling of the said special meeting, articles 25, 26, 26(a), 27, 28 and 30 of Codified Law 2190/1920 and articles 23 and 24 of the present Articles of Association shall be applicable, and the resolutions shall be taken in accordance with the usual quorum and majority requirements, by applying, accordingly, the provisions of article 29, pars. 1 and 2, of Codified Law 2190/1920. Every

shareholder who participates properly with the right to vote shall be entitled to propose and vote one only member, irrespective of the number of shares held by him. The candidate who has obtained the largest number of votes or the first two candidates who have obtained comparatively the largest number of votes shall be elected. The Greek State – shareholder shall be excluded from attending the said meeting.

2. In all other respects, the provisions of article 18, pars. 3 and 5, of Codified Law 2190/1920 shall apply accordingly.

CHAPTER D

General Assembly

Article 21

Functions of the General Assembly

1. The General Assembly of shareholders is the supreme authority of the company and shall have the right to take decisions on all matters concerning the company, unless otherwise stipulated in the present Articles of Association, and more particularly to decide on:

(a) Amendments to the Articles of Association. Such amendments are also deemed to be those which refer to the increase or reduction of the share capital, subject to the provisions of article 6 hereof. The resolutions concerning amendments to the present Articles of Association shall be valid provided the relevant amendment is not prohibited by an express provision hereof or by the law.

(b) The election of members of the Board of Directors, of the Managing Director, of the regular auditors and of the international auditor.

(c) The adoption of the balance sheet of the company.

(d) The distribution of the annual profits.

(e) The issue of loan bonds convertible into shares, subject to the provisions of article 6 hereof. The issue of bonds not convertible to shares shall be permitted also by virtue of a resolution of the Board of Directors.

(f) The merger, fragmentation, transformation, revival, extension of term or dissolution of the company; and

(g) The appointment of liquidators.

2. Any holder of fully-paid up voting shares shall participate in the General Assembly of shareholders of the company only to the extent of the number of shares which he holds, subject to the provisions of article 8 hereof.

3. The Greek State shall, as shareholder of the company, exercise the rights conferred to it by the present Articles of Association and by the relevant provisions pertaining to sociétés anonymes.

4. The Greek State shall attend the meetings of the General Assembly, being represented by the Minister of Finance or his lawful representative. The Minister of Development or his lawful representative may attend the meetings of the General Assembly, without the right to vote, particularly concerning those issues which fall within the competence of the General Assembly and are mentioned in paragraphs 2(a) and 5(a) of article 10 hereof.

5. This article cannot be amended by resolution of the General Assembly.

Article 22

Calling Meetings of the General Assembly

1. The General Assembly of shareholders of the company shall be convened by the Board of Directors and shall meet at the seat of the company and/or at any other place outside it in accordance with the provisions of article 25 of Codified Law 2190/1920, at least once in each year, always within the

first six months following the termination of the financial year. The Board of Directors may convene an extraordinary meeting of the General Assembly of shareholders whenever this is prescribed by special provisions or whenever it thinks fit.

2. Within ten (10) days from the submittal by the auditors of a request to the Chairman of the Board of Directors, the Board of Directors shall convene the General Assembly of shareholders with agenda items those listed in the submitted request.

Article 23

Notices Calling Meetings of the General Assembly

1. Notices calling a meeting of the General Assembly, with the exception of adjourned meetings and those regarded as such, shall clearly state, at least, the place, date and hour of the meeting as well as the items of the agenda, shall be posted in a prominent place in the registered office of the company and shall be published as follows:

(a) In the Bulletin of Sociétés Anonymes and Limited Liability Companies of the Official Gazette, according to article 3 of Presidential Decree dated 16/22 January 1930 "Concerning Bulletin of Sociétés Anonymes."

(b) In a daily newspaper published in Athens, which, in the opinion of the Board of Directors, has the widest circulation in the country, selected from among the papers listed in article 3 of Legislative Decree 3757/1957 concerning "Prerequisites to Be Met by Newspapers Which Publish Material Referring to Sociétés Anonymes and Limited Liability Companies" (Official Gazette, volume A, issue no. 184), as same is currently in force.

(c) In a daily financial journal from among those designated in paragraph 2(c) of article 26 of Codified Law 2190/1920.

(d) In two newspapers with a wide circulation in Europe and the United States, provided that this shall be permitted by the standing legislation of the place of publication.

2. The General Assembly shall be convened at least twenty (20) days prior to the date appointed for the meeting, inclusive of holidays. Publication in the Bulletin of Sociétés Anonymes and Limited Liability Companies of the Official Gazette shall be made at least ten (10) full days and in the other newspapers twenty (20) days prior to the said appointed date.

3. The day of publication of the notice to attend a meeting of the General Assembly and the day on which such meeting shall be held are not counted.

Article 24

Participation in the General Assembly

1. Entitled to attend the meetings of the General Assembly and to vote thereat shall be those shareholders who have deposited their share warrants, at least five (5) full days prior to the date set for the meeting, with the Treasurer of the company or with the Deposit and Loans State Fund or with any bank in Greece or abroad.

2. Shareholders entitled to attend the General Assembly may be represented thereat by a person duly authorized by them.

3. Receipts proving deposit of the share warrants as well as letters of proxy shall be deposited with the company's Treasurer at least five (5) full days prior to the date set for the meeting.

4. Shareholders failing to deposit their shares in accordance with the provisions of the law, may attend a meeting of the General Assembly only with its permission.

5. Ten (10) days prior to the regular meeting of the General Assembly, every shareholder may obtain from the company the annual financial statements thereof, together with the relevant reports of the Board of Directors and of the auditors.

6. Forty-eight (48) hours before every meeting of the General Assembly, a list of shareholders having the right to vote at the said meeting shall be posted in a prominent place in the registered office of the company. The said list must indicate the names of the shareholders' proxies, if any, the number of shares and votes of each shareholder as well as the addresses of the shareholders and of their proxies.

Article 25

Ordinary Quorum and Majority

1. A quorum of the General Assembly shall be deemed to be present for the proper transaction of the business set out in the agenda, when shareholders representing at least one half (1/2) of the paid-up share capital are present or represented thereat.

2. If the quorum referred to in the preceding paragraph is not obtained, the General Assembly shall meet again within twenty (20) days from the date of the adjourned meeting, subject to at least ten (10) days' notice being given. For the adjourned meeting, a quorum shall be deemed to be present for the proper transaction of the business set out in the original agenda, when shareholders representing one fifth (1/5) of the paid-up share capital are present or represented thereat.

3. If the quorum referred to in the preceding paragraph is not obtained, the General Assembly shall meet again within thirty (30) days from the date of the original adjourned meeting, subject to at least five (5) days' notice being given. For the adjourned meeting, a quorum shall be deemed to be present for the proper transaction of the business set out in the original agenda,

irrespective of the proportion of the paid-up share capital represented thereat.

4. The resolutions of the General Assembly shall be taken by absolute majority of the votes represented thereat.

Article 26

Extraordinary Quorum and Majority

1. As an exception, regarding resolutions involving:

(a) A change in the nationality of the company.

(b) Alteration in the object of the company.

(c) Issue of loan bonds convertible into shares, as stipulated in article 21, par. 1(e), hereof.

(d) Increase in the liabilities of shareholders.

(e) Increase in the share capital, subject to the provisions of article 6 hereof or to the requirements of a special law.

(f) Reduction in the share capital.

(g) Change in the manner of distribution of profits.

(h) Restriction or abolition of the preferential right of the old shareholders in all cases of increase of the share capital not by transfers in kind or by the issue of convertible bonds.

(i) Merger, fragmentation, transformation, revival, extension of term or dissolution of the company.

(j) Conferring of powers on the Board of Directors or renewal of such powers concerning the increase of the share capital or the issue of loan bonds in accordance with the provisions of article 6, par. 2(b), hereof; and

(k) Any amendment to the present article,

a quorum shall be deemed to be present for the proper transaction of the business set out in the agenda when shareholders representing two thirds (2/3) of the paid-up share capital are present or represented at the relevant meeting.

2. If the said quorum is not obtained, a second meeting of the General Assembly shall be held following a pertinent notice, in accordance with the provisions of paragraph 2, article 25, hereof, a quorum of which shall be deemed to be present for the proper transaction of the business set out in the original agenda, when at least one half (1/2) of the paid-up share capital is represented thereat. If the said quorum, too, is not obtained, the General Assembly shall be held anew following another notice, as mentioned above, and a quorum shall be deemed to be present for the proper transaction of the business set out in the original agenda when at least one third (1/3) of the paid-up share capital is represented thereat.

3. The resolutions stipulated in paragraph 1 of this article shall be taken by a two-thirds (2/3) majority of the votes represented at the General Assembly.

Article 27

Chairmanship of the General Assembly

1. The Chairman of the Board of Directors shall preside, provisionally, as chairman at the meetings of the General Assembly. In the event he shall be unable to perform his functions, he shall be replaced by his substitute. Secretarial duties at the meetings shall be performed, provisionally, by the person designated by the Chairman.

2. Following approval of the final list of shareholders who have the right to vote, the General Assembly shall proceed to the election of its chairman and of one (1) secretary, who shall also act as scrutineer.

Article 28

Agenda. Minutes of the Meetings

1. The discussions and the resolutions of the General Assembly shall be restricted to the items of the agenda published in accordance with article 23 hereof.

2. A summary of all the items discussed and decided upon at the General Assembly shall be entered in a minute book signed by the Chairman and the Secretary. At the request of a shareholder, the Chairman shall have an accurate record, in summary, of the opinion of the said shareholder entered in the minutes.

3. Copies of and extracts from the minutes of the General Assembly shall be certified by the Chairman of the Board of Directors or his substitute.

4. If one only shareholder is present at a meeting of the General Assembly, then a representative of the Ministry of Development – Section of Supervision of Sociétés Anonymes or a notary public authorized to do business in the district where the seat of the Company is located, shall attend the said meeting who shall countersign the minutes thereof.

Article 29

Discharge from Liability of the Members of the Board of Directors and of the Auditors

After the adoption of the annual financial statements, the General Assembly shall resolve, by a special vote taken by roll call, regarding the discharge of the members of the Board of Directors and of the auditors from any liability for damages. The said discharge shall be null and void in those instances provided by article 22 (a) of Codified Law 2190/1920, as same is currently in force.

Article 30

Minority Rights

1. At the request of shareholders representing one twentieth (1/20) of the paid-up share capital, the Board of Directors shall convene an extraordinary meeting of the General Assembly, appointing the day of such a meeting not later than thirty (30) days from the service of such request upon the Chairman of the Board. This request shall determine, with precision, the agenda items.

2. At the request of shareholders representing one twentieth (1/20) of the paid-up share capital, the Chairman of the General Assembly shall defer, once only, the passing of resolutions at a regular or extraordinary meeting of the General Assembly, fixing, at the same time, the date specified in the request of the shareholders as that on which such resolutions shall be taken. Such date, however, shall not be later than thirty (30) days from the date of adjournment.

3. At the request of shareholders representing one twentieth (1/20) of the paid-up share capital submitted to the company five (5) full days prior to the regular meeting of the General Assembly, the Board of Directors shall:

   (a) Advise the General Assembly of shareholders of the amounts paid by the company, for whatever reason and within the last two years, to members of the Board of Directors, to the General Managers, to the Managers or other employees of the company as well as of any other allowance of the company paid to the said persons or of any agreement of the company concluded with the same as above persons for any cause or reason whatsoever.

   (b) Furnish the requested information on the affairs of the company, in so far as such information is useful to the actual evaluation of the agenda items. The Board of Directors may refuse to furnish the requested

information if sufficient material grounds exist, recording the reasons for such refusal in the minutes.

4. At the request of shareholders representing one third (1/3) of the paid-up share capital submitted to the company within the time limit referred to in the preceding paragraph, the Board of Directors shall be obliged to furnish these shareholders, during the meeting of the General Assembly or, if it so prefers, to their representative before such meeting, and irrespective of whether they shall be represented on the Board of Directors, with information on the progress of the affairs and on the financial condition of the company. The Board of Directors may refuse to furnish the requested information if sufficient material grounds exist, recording the reasons for such refusal in the minutes.

5. In the cases referred to in paragraphs 3(b) and 4 of this article, any issue in dispute over the validity of the reasons for such refusal by the Board of Directors shall be resolved by the Single-membered Court of First Instance in and for the district where the seat of the company is located which shall apply the injunction procedure.

6. At the request of shareholders representing one twentieth (1/20) of the paid-up share capital, a resolution concerning any item of the agenda of the General Assembly shall be taken by roll call.

7. In the cases referred to in paragraphs 1 to, and including, 4, of this article, the shareholders submitting such a request must, according to article 24 hereof, keep the shares granting them these rights deposited from the date of service of their request up to the day of the meeting of the General Assembly, and in the cases referred to in pagaraph 5, up to the day of issue of the judgment by the appropriate court.

8. Shareholders of the company representing one twentieth (1/20) of the paid-up share capital, shall have the right to request of the Single-membered

Court of First Instance in and for the district where the seat of the company is located the carrying out of an audit of the company. Such audit shall be ordered if it is assumed that the acts with which the company is charged violate the provisions of the laws or those of these Articles of Association or resolutions of the General Assembly. In all instances, the acts for which charges have been brought must have been committed at a time which shall not be later than two years from the date of approval of the annual financial statements of the financial year in which such acts shall have been committed.

9. Shareholders of the company representing one third (1/3) of the paid-up share capital shall have the right to request of the court referred to in the preceding paragraph the carrying out of an audit of the company, provided it is assumed from the general progress of the company affairs that the management thereof is not carried out in accordance with the principles of honesty and prudence. The last period of paragraph 3, article 40, of Codified Law 2190/1920 shall not be applicable.

10. Shareholders who make a request in accordance with paragraphs 8 and 9 of this article, must keep the shares granting them the right to make such request deposited, as stipulated in article 24 hereof, pending the issue of the court judgment and, at any rate, for a period not less than thirty (30) days from the submittal of the request.

CHAPTER E

Article 31

Chartered Auditors. Net Profits. Dissolution of the Company

1. In order that a valid resolution be taken by the General Assembly on the annual accounts (annual financial statements) of the company, these accounts must have been previously audited by an auditor or auditors of the

Body of Chartered Auditors, as stipulated in Codified Law 2190/1920, in conjunction with article 75 of Law 1969/1991 (Official Gazette, volume A, issue no. 167) and presidential decrees 226/1992 and 227/1992 (Official Gazette, volume A, issue no. 120) as same are in force from time to time, as well as by an auditor of recognized international authority, possessing the prerequisites for the carrying out of an audit on the basis of the international auditing principles.

2. At each annual regular meeting, the General Assembly of shareholders shall elect the chartered auditors and the auditor of recognized international authority stipulated in paragraph 1 of this article.

3. Within five (5) days from the meeting of the General Assembly of shareholders of the company, at which the chartered auditors and the auditors of international authority provided by paragraph 1 of this article were appointed, such auditors must be notified of their appointment by the company, and in case they shall not refuse such appointment within a time period of five (5) days, they shall be deemed to have accepted same and shall be subject to all the responsibilities and obligations under articles 37 and 43(a), par. 3, subpar. (c), of Codified Law 2190/1920.

4. In addition to the information stipulated in paragraph 1, article 37, of Codified Law 2190/1920, the audit report shall also mention:

(a) Whether the appendix contains the information stipulated in paragraph 1 or 2 of article 43(a) of Codified Law 2190/1920; and

(b) Whether the contents of the report of the Board of Directors of the company have been verified by comparison with those of the relevant financial statements stipulated in subparagraph (c), par. 3, article 43(a), of Codified Law 2190/1920.

Article 32

The Financial Year of the Company.

Annual Accounts

1. The financial year of the company, amounting to a twelve-month period, shall commence on the first day of January and end on the thirty-first day of December of each year. The first financial year, in particular, shall end on the thirty-first of December of the year following that of establishment of the company.

2. At the end of each financial year, the Board of Directors shall balance the accounts, draw up a thorough inventory of the assets and liabilities of the company and prepare the annual financial statements and a report thereon, in accordance with articles 42(a), 42(b), 42(c), 42(d), 42(e), 43, 43(a), 43(b), 111, pars. 1 and 2, and 112 to 114 of Codified Law 2190/1920, as same is currently in force.

3. The annual financial statements shall include:

   (a) The management report.

   (b) The balance sheet.

   (c) The profit and loss account.

   (d) The profit and loss appropriation list.

   (e) The appendix.

   The statements referred to above shall constitute a unified whole, shall be audited in accordance with the stipulations of articles 36, 36(a) and 37 of Codified Law 2190/1920, as same is currently in force, and shall present a faithful and clear picture of the assets and liabilities, the financial position and the profits and losses of the company. In preparing its annual financial statements, the company shall, in parallel with the above, apply the rules for the keeping of accounts provided by article 30 of Law 2773/1999 (Official

Gazette, volume A, issue no. 286) concerning "Liberalization of the Electricity Market – Regulating Energy Policy Matters and Other Provisions."

4. In order that a valid resolution be taken by the General Assembly on the financial statements approved by the Board of Directors, the said statements must have been specifically certified by:

(a) The Managing Director.

(b) A member of the Board of Directors appointed by it.

(c) The person in charge of the Accounting Department.

The above, in case of disagreement about the legality of the manner of preparing the financial statements, shall notify the General Assembly of their objections in writing.

6.* The management report of the Board of Directors to the regular meeting of the General Assembly must present a faithful and clear picture of the progress of the business and of the financial position of the company as well as furnish information concerning the anticipated development of the company. The report shall also mention the particulars stipulated in paragraph 3, subpar. (b), article 43(a), of Codified law 2190/1920, as same is currently in force, as well as any other important event which has occurred in the time period extending from the end of the financial year to the day of submittal of the report.

6. The Board of Directors of the company shall publish the balance sheet, the "profit and loss" account and the "profit and loss appropriation list," at least twenty (20) days prior to the meeting of the General Assembly:

(a) In a daily newspaper which meets the requirements set forth in article 3 of Legislative Decree 3757/1957 concerning "Prerequisites to Be

* Translator's note: An obvious typing error. The correct number should be 5.

Met by Newspapers for the Publication of Material Referring to Sociétés Anonymes and Limited Liability Companies" (Official Gazette, volume A, issue no. 184), as same is currently in force, published in Athens and which, in the opinion of the Board of Directors, has the widest circulation in the country.

(b) In a daily financial journal which meets the requirements set forth in paragraph 2, article 26, of Codified Law 2190/1920, as same is currently in force. Publication shall be made in accordance with the stipulations of article 43(b) of Codified Law 2190/1920, as same is currently in force; and

(c) In the Official Gazette – Bulletin of Sociétés Anonymes and Limited Liability Companies, in accordance with article 7(b), par. 1, subpar. (b), of Codified Law 2190/1920, as same is currently in force.

Likewise, the annual financial statements, original and amended by the General Assembly (balance sheet, profit and loss account, profit and loss appropriation list and appendix) as well as the relevant reports of the Board of Directors and of the auditors of the company shall be published in accordance with articles 7(a) and 7(b) of Codified Law 2190/1920, as same is currently in force. The balance sheet shall contain the personal data of those who have certified it in accordance with paragraph 4 of this article.

7. Copies of the annual financial statements, together with the reports of the Board of Directors and of the auditors, shall be submitted to the appropriate supervisory authority at least twenty (20) days prior to the meeting of the General Assembly.

8. Within twenty (20) days from the approval of the annual financial statements by the regular meeting of the General Assembly, a copy of the minutes of the said meeting, together with a copy of the approved annual

financial statements, shall be submitted to the appropriate supervisory authority.

9. In addition to the financial statements referred to above, the company shall prepare, at the end of each financial year, the following financial statements pursuant to the international accounting standards, which (statements) shall be approved by the General Assembly in its regular meeting:

(a) Balance sheet.

(b) Profit and loss account; and

(c) List of origin and appropriation of capital.

The said statements shall be audited by the chartered auditors of the company and by the auditor of recognized international authority stipulated in article 31, par. 1, hereof.

10. A summary list of the annual and half-yearly financial statements of the company, drawn up in accordance with the international accounting standards, shall also be published in a newspaper with a wide circulation in Europe and the United States, provided that this shall be permitted by the standing legislation of the place of publication.

11. The company shall, provided it owns affiliated companies pursuant to article 42(e) of Codified Law 2190/1920, as same is currently in force, prepare and submit, in addition to those referred to in the above-mentioned paragraphs, consolidated balance sheets.

Article 33

Net Profits and Distribution Thereof

1. Net profits of the company shall be those which derive after deducting from the gross profits all expenditure, losses as well as the depreciation provided by the law and any other corporate charges.

2. The net profits shall be distributed as follows:

(a) At least five percent (5%) of the net profits shall be deducted for the creation of a regular reserve fund. This retention shall cease to be mandatory when such reserve fund reaches an amount equal to one third (1/3) of the share capital. If, however, the reserve fund is reduced, for any reason whatsoever, the deduction shall be resumed and shall reach the same amount.

(b) The amount distributed to the shareholders as dividend cannot be less than 35% of the net profits of the company or less than 6% of the paid-up share capital (whichever shall be the highest). By resolution of the General Assembly taken in accordance with the provisions of articles 29, pars. 3 and 4, and 31, par. 2, of Codified Law 2190/1920, the balance of net profits after deduction for the creation of a regular reserve fund and distribution of a first dividend, may be appropriated, in whole or in part, for the increase of the share capital through the issue of new shares furnished to the shareholders free of charge, instead of an additional dividend. In this case, the provisions of paragraph 3, article 3(a), of Codified Law 2190/1920, as same is currently in force, shall be applicable.

3. Any distribution to shareholders shall be subject to the provisions of articles 44(a) and 46(a) of Codified Law 2190/1920, as same is currently in force.

Article 34

Grounds for Dissolution of the Company

1. The company shall be dissolved:

(a) Upon the expiration of the period of its duration, unless the General Assembly shall resolve, in accordance with articles 4, 21 and 26 hereof, to extend this term.

(b) By resolution of the General Assembly taken in accordance with article 26 hereof.

(c) In the event that it shall be declared bankrupt.

2. The concentration of all the shares of the company in the hands of a single shareholder shall not constitute a ground for the dissolution of the company.

3. If the total of the capital owned by the company, as same is determined in the sample of balance sheet provided by article 42(c) of Codified Law 2190/1920, currently in force, falls below half the share capital, the calling of a meeting of the General Assembly within a time period of six (6) months from the end of the financial year to pass a resolution for dissolving the company or for adopting another measure, shall be obligatory on the Board of Directors.

4. The dissolution of the company shall be subjected to the publication requirements of articles 7(a) and 7(b) of Codified Law 2190/1920, as same is currently in force.

Article 35

Liquidation

1. In the event of dissolution of the company for reasons other than bankruptcy, such dissolution shall be followed by the liquidation of the company. In the case of subparagraph (a), par. 1, of article 34 hereof, the Board of Directors shall act as liquidator pending the appointment of liquidators by the General Assembly. In the case of subparagraph (b) of the same as above paragraph, the General Assembly shall, by virtue of the same resolution, designate two (2) liquidators, who, during the period of liquidation, shall perform all the functions entrusted to the Board of Directors and related to the procedure and purpose of the liquidation, in accordance with the resolutions of the General Assembly.

2. The liquidators may be shareholders or not. One of the liquidators shall be representative of the minority.

3. The appointment of the liquidators shall be subjected to the publication requirements of articles 7(a) and 7(b) of Codified Law 2190/1920, as same is currently in force, and shall, ipso jure, entail the termination of the powers of the members of the Board of Directors.

4. The liquidators appointed by the General Assembly shall, on assuming their duties, take an inventory of the assets and liabilities of the company and publish in the press and in the Bulletin of Sociétés Anonymes and Limited Liability Companies of the Official Gazette a balance sheet, a copy of which shall be submitted to the appropriate supervisory authority. The liquidators shall be under the same obligation upon the completion of the liquidation.

5. All the rights of the General Assembly of shareholders during the period of liquidation shall apply.

6. The balance sheets of the liquidators shall be approved by the General Assembly of shareholders, which shall thus also decide on the liquidators' discharge from any liability.

7. The results of the liquidation, together with a report on the causes which prevented the completion thereof, shall be submitted to the General Assembly every year.

8. The balance sheets and the final balance sheet of the liquidators shall be subjected to the publication requirements of articles 7(a) and 7(b) of Codified Law 2190/1920, as same is currently in force.

CHAPTER F

Article 36

General Provisions

1. Those matters which are not regulated by these Articles of Association or are not regulated in a different manner by Law 2773/1999 (Official Gazette,

volume A, issue no. 286) shall be governed by the provisions of Codified Law 2190/1920.

2. Where in the present Articles of Association mention is made of Codified Law 2190/1920, this shall be understood to refer to the law 2190/1920, as same is amended and from time to time in force.

Article 37

Board of Directors Currently in Office

The Board of Directors of the company currently in office is constituted as follows:

1. Papoulias Demetrius, Chairman.

2. Nezis Sergios, General Manager.

3. Avramidis Vassilios, Member.

4. Angelakis Nicolaos, Member.

5. Vougioukas Eleftherios, Member.

6. Kyriazis Demetrius, Member.

7. Matzaridis Athanassios, Member.

8. Souani Maria, Member.

9. Tinios Platon, Member.

10. Trapezanoglou Vassilios, Member.

11. Tsamadou Heleni, Member.

Article 38

Auditor for the Current Financial Year

Auditor for the current financial year is appointed to be the company "Arthur Anderson Certified Auditors Accountants, S.A.," 362, Syngrou av. 17671 Athens.

The remuneration of the said company shall be determined by the Board of Directors.

CHAPTER G

Article 39

Transitory Provisions

1. Following the coming into force of these presents, the Public Power Corporation shall continue to exist and is hereby transformed into a société anonyme, whereas the société anonyme so created shall ipso jure take for its own account the whole of the rights and obligations of the transformed corporation. An excerpt from the inventory report which contains a description of immovables and of the rights in rem on immovables of P.P.C., together with the summary stipulated by the law, shall be recorded, free of charges, in the books of the competent Registry of Deeds after being certified by the Minister of Development. Pending trials shall be carried on, conducted in the name of the société anonyme deriving from the transformation, without any interruption on the grounds stipulated by the Greek legislation and without any other special formality being required for continuing same.

2. Following the entry into force of the present presidential decree, the Board of Directors of the Public Power Corporation in office shall convene an extraordinary meeting of the General Assembly for the election of the members of the new Board, with the exception of the Managing Director, pursuant to article 10, par. 2(a) hereof.

   The General Manager of P.P.C. holding office at the time of coming into force of these presents shall ipso jure assume the post of the first Managing Director, shall participate in the first Board of Directors as a director and his term of office shall expire concurrently with the term of office of the first elected Board of Directors. The employees' representatives elected at

the latest elections held prior to the coming into force of these presents shall also participate in the new Board of Directors for a period extending up to the expiration of the term of office for which they have been elected.

3. Following the listing of the shares of the company on the Athens Stock Exchange and within a period of two (2) months, the Special Meeting of the General Assembly of the minority shareholders stipulated by these Articles of Association shall be held in order to elect the representatives of the said minority on the Board of Directors pursuant to article 10, par. 2(c), hereof. The members of the Board to be elected shall take up their duties without any further formality.

4. Following the listing of the shares of the company on the Athens Stock Exchange, such shares shall be dematerialized, shall be entered, without a serial number, in the records of the company "Central Securities Depository, S.A." and shall be monitored by means of entries in the said records. As time of issue of the shares shall be determined that of their entry in the records of the company "Central Securities Depository, S.A." With respect to the company, shareholder shall be considered the person registered in the records of the company "Central Securities Depository, S.A." pursuant to article 47 of Law 2733/1999 concerning "Establishment of a New Stock Market, Regulating Matters of a More General Character Pertaining to the Capital Market, to the Public Utility Corporations (Δ.Ε.Κ.Ο.), to the Corinth Canal Co., S.A. and Other Provisions" (Official Gazette, volume A, issue no. 155).

5. Following the listing of the shares of the company on the Athens Stock Exchange, and, in general, in all cases of dematerialization of the said shares pursuant to the law, the provisions of article 24, pars 1, 2, 3, shall cease to be in force, whereas in such cases where deposit of the shares shall be provided by the present Articles of Association for the exercise of rights under the shares, the relevant certificate of the "Securities Depository,

S.A." shall be equivalent to a receipt for the deposit of shares, and relevant mention shall be made in any other certificate (article 51 of Law 2396/1996, Official Gazette, volume A, issue no. 73).

Article Second

1. The present Presidential Decree shall enter into force on the first of January 2001.

2. The Minister of Development is hereby entrusted with the publication and implementation of the present decree and with the entry of the company [in the register of sociétés anonymes], as required by the law, in order to be allotted a registration number.

Athens, 12 December 2000

CONSTANTINOS STEFANOPOULOS

President of the Republic

THE MINISTERS

G. PAPANTONIOU	N. CHRISTODOULAKIS
Minister of National Economy	Minister of Development

The information contained in this preliminary offering circular is not complete and may be changed. This preliminary offering circular is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion
Preliminary Offering Circular dated 26th November, 2001

03 FEB 11 AM 7:2

CONFIDENTIAL

PUBLIC POWER CORPORATION S.A.
(Dimosia Epihirisis Elektrismou)

(incorporated with limited liability in the Hellenic Republic)

• shares

(nominal value GRD 1,000)

in the form of shares and Global Depositary Receipts

The shares and Global Depositary Receipts (the "GDRs") of Public Power Corporation S.A. (the "Company") are being offered by certain of the international managers specified in this offering circular through their respective selling agents named below to qualified institutional buyers as defined in and in reliance on Rule 144A under the U.S. Securities Act of 1933, as amended (the "Securities Act"). In addition to the offering of shares (the "Rule 144A Shares") and GDRs (the "Rule 144A GDRs") in the United States, the international managers are offering shares in the form of shares (the "Regulation S Shares") and GDRs (the "Regulation S GDRs") to institutional investors in an international offering (the "international offering") outside the United States in reliance on Regulation S under the Securities Act. Shares are concurrently being offered to the public and to institutional investors in Greece (the "Greek offering"). In addition, shares are concurrently being offered to our employees through a private placement (the "employee offering", which, together with the international offering and the Greek offering, constitute the "combined offering"). The international managers are offering • shares in the form of shares and GDRs in the international offering. Each GDR represents the right to receive one share, nominal value GRD 1,000 per share. The Greek *managers are offering • shares in the Greek offering. In addition, • shares are being offered in the employee offering.*

Up to 35,000,000 shares are being offered in the combined offering. 12,000,000 new shares are being offered and issued by us and up to 23,000,000 existing shares are being offered and sold by the Hellenic Republic. The Hellenic Republic currently holds all our existing shares.

In addition, the Hellenic Republic may elect to increase the size of the combined offering by up to 4,680,000 shares, which will be up to 2% of our share capital following our capital increase, with the mutual agreement of the joint global coordinators, on behalf of the international managers and the Greek managers.

Prior to the combined offering, there has been no public market for the shares or the GDRs. We have applied for the listing and trading of our shares on the Athens Stock Exchange (the "ASE"). We expect dealings in the shares to commence on the ASE on or about •, 2001. We have also applied to the UK Listing Authority (the "UKLA"), for admission of the GDRs to the official list maintained by the UKLA and to the London Stock Exchange plc (the "LSE") for admission of the GDRs to trading on the LSE. We expect that admission to the official list of the UKLA and to trading on the LSE will become effective, and that unconditional dealings in the GDRs will commence, on or about •, 2001.

The joint global coordinators, on behalf of the international managers and the Greek managers, have an option to procure the transfer by the Hellenic Republic of up to 2,320,000 shares, or 6.6% of the shares being offered in the combined offering (the "additional shares"), in order to meet any excess demand. •, as stabilising manager, can use the proceeds of sale of the additional shares to effect transactions which stabilise or maintain the market price of the shares and the GDRs during a 30 day period from the date of the offering circular. At the end of the period, the stabilising manager must transfer any shares purchased with such proceeds of sale, together with any remaining balance, to the Hellenic Republic.

You should read "Risk Factors" beginning on page 18 for a discussion of certain factors to be considered in connection with an investment in the shares or Rule 144A GDRs. The Rule 144A GDRs are of a specialist nature and should normally only be bought and traded by investors who are particularly knowledgeable in investment matters.

Indicative Offering Price between € 12.3 and € 14.7 per share and per GDR

The price range for the Greek offering, which will supercede this indicative offering price range, is expected to be announced on or about 3rd December, 2001.

The shares and the Rule 144A GDRs have not been and will not be registered under the Securities Act and are being offered and sold in the United States only to qualified institutional buyers in reliance on Rule 144A under the Securities Act. Prospective purchasers that are qualified institutional buyers are hereby notified that the seller of the shares or the Rule 144A GDRs may be relying on the exemption from Section 5 of the Securities Act provided by Rule 144A. The shares and the Rule 144A GDRs are not transferable except in accordance with the restrictions described under "Notice to Investors" and "Transfer Restrictions and Settlement".

The managers, through their respective selling agents, expect to deliver the shares through the facilities of the Central Securities Depositary S.A. ("CSD") and the Rule 144A GDRs through the facilities of Euroclear Bank S.A./N.V., as operator of the Euroclear System ("Euroclear") and Clearstream Luxembourg, société anonyme ("Clearstream") on or about • , 2001.

Joint Global Coordinators

ABN AMRO Rothschild | **Alpha Finance** | **Goldman Sachs International** | **National Bank of Greece**

Joint Lead Managers and Joint Bookrunners

ABN AMRO Rothschild LLC | **Goldman, Sachs & Co.**

Co-Lead Managers

Alpha Finance US Corporation | **Banca IMI** | **Deutsche Banc. Alex Brown** | **NBGI Securities Inc.**

The date of this offering circular is • .

Subject to Completion
Preliminary Offering Circular dated 26th November, 2001

The information contained in this preliminary offering circular is not complete and may be changed. This preliminary offering circular is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

CONFIDENTIAL

PUBLIC POWER CORPORATION S.A.
(Dimosia Epihirisis Elektrismou)

(incorporated with limited liability in the Hellenic Republic)

• shares

(nominal value GRD 1,000)

in the form of shares and Global Depositary Receipts

The shares and Global Depositary Receipts (the "GDRs") of Public Power Corporation S.A. (the "Company") are being offered by certain of the international managers specified in this offering circular through their respective selling agents named below to qualified institutional buyers as defined in and in reliance on Rule 144A under the U.S. Securities Act of 1933, as amended (the "Securities Act"). In addition to the offering of shares (the "Rule 144A Shares") and GDRs (the "Rule 144A GDRs") in the United States, the international managers are offering shares in the form of shares (the "Regulation S Shares") and GDRs (the "Regulation S GDRs") to institutional investors in an international offering (the "international offering") outside the United States in reliance on Regulation S under the Securities Act. Shares are concurrently being offered to the public and to institutional investors in Greece (the "Greek offering"). In addition, shares are concurrently being offered to our employees through a private placement (the "employee offering", which, together with the international offering and the Greek offering, constitute the "combined offering"). The international managers are offering • shares in the form of shares and GDRs in the international offering. Each GDR represents the right to receive one share, nominal value GRD 1,000 per share. The Greek managers are offering • shares in the Greek offering. In addition, • shares are being offered in the employee offering.

Up to 35,000,000 shares are being offered in the combined offering. 12,000,000 new shares are being offered and issued by us and up to 23,000,000 existing shares are being offered and sold by the Hellenic Republic. The Hellenic Republic currently holds all our existing shares.

In addition, the Hellenic Republic may elect to increase the size of the combined offering by up to 4,680,000 shares, which will be up to 2% of our share capital following our capital increase, with the mutual agreement of the joint global coordinators, on behalf of the international managers and the Greek managers.

Prior to the combined offering, there has been no public market for the shares or the GDRs. We have applied for the listing and trading of our shares on the Athens Stock Exchange (the "ASE"). We expect dealings in the shares to commence on the ASE on or about •, 2001. We have also applied to the UK Listing Authority (the "UKLA"), for admission of the GDRs to the official list maintained by the UKLA and to the London Stock Exchange plc (the "LSE") for admission of the GDRs to trading on the LSE. We expect that admission to the official list of the UKLA and to trading on the LSE will become effective, and that unconditional dealings in the GDRs will commence, on or about •, 2001.

The joint global coordinators, on behalf of the international managers and the Greek managers, have an option to procure the transfer by the Hellenic Republic of up to 2,320,000 shares, or 6.6% of the shares being offered in the combined offering (the "additional shares"), in order to meet any excess demand. •, as stabilising manager, can use the proceeds of sale of the additional shares to effect transactions which stabilise or maintain the market price of the shares and the GDRs during a 30 day period from the date of the offering circular. At the end of the period, the stabilising manager must transfer any shares purchased with such proceeds of sale, together with any remaining balance, to the Hellenic Republic.

You should read "Risk Factors" beginning on page 18 for a discussion of certain factors to be considered in connection with an investment in the shares or Rule 144A GDRs. The Rule 144A GDRs are of a specialist nature and should normally only be bought and traded by investors who are particularly knowledgeable in investment matters.

Indicative Offering Price between € 12.3 and € 14.7 per share and per GDR

The price range for the Greek offering, which will supercede this indicative offering price range, is expected to be announced on or about 3rd December, 2001.

The shares and the Rule 144A GDRs have not been and will not be registered under the Securities Act and are being offered and sold in the United States only to qualified institutional buyers in reliance on Rule 144A under the Securities Act. Prospective purchasers that are qualified institutional buyers are hereby notified that the seller of the shares or the Rule 144A GDRs may be relying on the exemption from Section 5 of the Securities Act provided by Rule 144A. The shares and the Rule 144A GDRs are not transferable except in accordance with the restrictions described under "Notice to Investors" and "Transfer Restrictions and Settlement".

The managers, through their respective selling agents, expect to deliver the shares through the facilities of the Central Securities Depositary S.A. ("CSD") and the Rule 144A GDRs through the facilities of Euroclear Bank S.A./N.V., as operator of the Euroclear System ("Euroclear") and Clearstream Luxembourg, société anonyme ("Clearstream") on or about • , 2001.

Joint Global Coordinators

ABN AMRO Rothschild | **Alpha Finance** | **Goldman Sachs International** | **National Bank of Greece**

Joint Lead Managers and Joint Bookrunners

ABN AMRO Rothschild LLC | **Goldman, Sachs & Co.**

Co-Lead Managers

Alpha Finance US Corporation | **Banca IMI** | **Deutsche Banc. Alex Brown** | **NBGI Securities Inc.**

The date of this offering circular is •.

This offering circular is confidential and is being furnished by the Company in connection with an offering exempt from registration under the Securities Act, solely for the purpose of enabling a prospective investor to consider the purchase of shares and Rule 144A GDRs of the Company described in this offering circular. The information contained in this offering circular has been provided by the Company and other sources identified in this offering circular. No representation or warranty, express or implied, is made by the international managers named in this offering circular as to the accuracy or completeness of such information, and nothing contained in this offering circular is, or shall be relied upon as, a promise or representation by the international managers. Any reproduction or distribution of this offering circular, in whole or in part, and any disclosure of its contents or use of any information in this offering circular for any purpose other than considering an investment in the shares and Rule 144A GDRs is prohibited. Each offeree of the shares and Rule 144A GDRs, by accepting delivery of this offering circular, agrees to the foregoing.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN RECOMMENDED BY ANY UNITED STATES FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The distribution of this offering circular and the offering and sale of the shares and Rule 144A GDRs in certain jurisdictions may be restricted by law. Persons into whose possession this offering circular comes are required by the Company and the international managers to inform themselves about and to observe any such restrictions. For a further description of certain restrictions on the offering and sale of the shares and Rule 144A GDRs, see "Underwriting". This offering circular does not constitute an offer of, or an invitation to purchase, any of the shares or Rule 144A GDRs in any jurisdiction in which such offer or invitation would be unlawful.

NOTICE TO NEW HAMPSHIRE RESIDENTS

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENCE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES, OR RSA 421-B, WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE OF NEW HAMPSHIRE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

NOTICE TO INVESTORS

Because of the following restrictions, you are advised to consult legal counsel prior to making any offer, resale, pledge or other transfer of the shares or GDRs offered in this offering circular.

Each purchaser of the shares offered within the United States pursuant to Rule 144A ("Rule 144A Shares") or of GDRs offered within the United States pursuant to Rule 144A ("Rule 144A GDRs") by accepting delivery of this offering circular, will be deemed to have represented and agreed as follows (terms used in this paragraph that are defined in Rule 144A or Regulation S under the Securities Act are used as defined therein):

(1) It is (A) a qualified institutional buyer ("QIB"), (B) aware, and each beneficial owner of the Rule 144A Shares or Rule 144A GDRs has been advised, that the sale of the Rule 144A Shares or Rule 144A GDRs to it is being made in reliance on Rule 144A and (C) acquiring such Rule 144A Shares or Rule 144A GDRs for its own account or for the account of a QIB, as the case may be.

(2) It understands that the Rule 144A Shares and Rule 144A GDRs have not been and will not be registered under the Securities Act and may not be reoffered, resold, pledged or otherwise transferred except (A)(i) to a person who the purchaser and any person acting on its behalf reasonably believes is a QIB in a transaction meeting the requirements of Rule 144A, (ii) in an offshore transaction complying with Rule 903 or Rule 904 of Regulation S or (iii) pursuant to an exemption from registration under the Securities Act provided by Rule 144 thereunder (if available) and (B) in accordance with all applicable securities laws of the states of the United States. No representation can be made as to the availability of the exemption provided by Rule 144 for resales of the Rule 144A Shares or Rule 144A GDRs.

(3) The Rule 144A Shares and Rule 144A GDRs (to the extent they are in certificated form) unless the Company determines otherwise in compliance with applicable law, will bear a legend substantially to the following effect, and may be offered, sold, pledged or otherwise transferred only in accordance with the legend:

THIS RULE 144A GLOBAL DEPOSITARY RECEIPT AND THE SHARES OF PUBLIC POWER CORPORATION S.A. (THE "SHARES") REPRESENTED HEREBY ("THIS GDR"), HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR WITH ANY SECURITIES REGULATORY AUTHORITY OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES. THE HOLDER HEREOF BY PURCHASING THIS GDR, AGREES FOR THE BENEFIT OF PUBLIC POWER CORORATION S.A. THAT THIS GDR AND THE SHARES CORRESPONDING HERETO MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (A)(1) TO A PERSON WHOM THE SELLER AND ANY PERSON ACTING ON ITS BEHALF REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER ("QIB") WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QIB IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A, (2) IN AN OFFSHORE TRANSACTION COMPLYING WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT OR (3) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER (IF AVAILABLE) AND (B) IN ACCORDANCE WITH ALL APPLICABLE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES. THE HOLDER OF THIS GDR WILL, AND EACH SUBSEQUENT HOLDER IS REQUIRED TO, NOTIFY ANY SUBSEQUENT PURCHASER OF SUCH GDR OF THE RESALE RESTRICTIONS REFERRED TO ABOVE. NO REPRESENTATION CAN BE MADE AS TO THE AVAILABILITY OF THE EXEMPTION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT FOR THE RESALE OF THIS SECURITY. NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THE FOREGOING, FOR SO LONG AS THE SHARES ARE "RESTRICTED SECURITIES" WITHIN THE MEANING OF RULE 144(a)(3) UNDER THE SECURITIES ACT, SUCH SHARES MAY NOT BE DEPOSITED INTO ANY UNRESTRICTED DEPOSITARY RECEIPT FACILITY IN RESPECT OF SHARES ESTABLISHED OR MAINTAINED BY A DEPOSITARY BANK (INCLUDING ANY SUCH FACILITY MAINTAINED BY THE DEPOSITARY FOR THE RULE 144A GLOBAL DEPOSITARY RECEIPTS), OTHER THAN A RESTRICTED DEPOSIT RECEIPT FACILITY. EACH HOLDER, BY ITS ACCEPTANCE OF THE RULE 144A GLOBAL DEPOSITARY

RECEIPTS EVIDENCED HEREBY, REPRESENTS THAT IT UNDERSTANDS AND AGREES TO THE FOREGOING RESTRICTIONS. THE HOLDER OF THIS GDR WILL, AND EACH SUBSEQUENT HOLDER WILL BE REQUIRED TO, NOTIFY ANY SUBSEQUENT PURCHASERS OF SUCH GDR OF THE RESALE RESTRICTIONS REFERRED TO ABOVE.

(4) Notwithstanding anything to the contrary in the foregoing, for so long as the Rule 144A Shares are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act, the Rule 144A Shares may not by deposited into any unrestricted depositary receipt facility in respect of the shares established or maintained by a depositary bank (including any such facility maintained by the depositary for the Rule 144A global depositary receipts). They may, however, be deposited into a restricted deposit receipt facility.

(5) Any offer, sale pledge or other transfer made other than in compliance with the foregoing restrictions will not be recognised by the Company or the depositary in respect of the Rule 144A Shares or the Rule 144A GDRs and the shares represented thereby.

(6) The Company, the Depositary, the International Managers and their respective affiliates, and others will rely upon the truth and accuracy of the foregoing acknowledgements, representations and agreements. If the purchaser is acquiring any Rule 144A GDRs or Rule 144A Shares for the account of one or more QIBs, it represents that it has sole investment discretion with respect to each such account and that it has full power to make the foregoing acknowledgements, representations and agreements on behalf of each such account.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a *société anonyme* incorporated in the Hellenic Republic. Substantially all our assets are located in Greece. None of our directors, officers or the other persons named in this offering circular are residents of the United States. It may not be possible for you to effect service of process within the United States upon us or such persons with respect to matters arising under the federal securities laws of the United States, or to enforce against us or such persons in United States courts judgments obtained in United States courts predicated upon the civil liability provisions of the federal securities laws of the United States. There is doubt as to the enforceability in Greece, in original actions or in actions for enforcement of judgments of United States courts, of civil liabilities predicated solely upon the federal securities laws of the United States.

AVAILABLE INFORMATION

So long as any of the shares or GDRs are "restricted securities" within the meaning of Rule 144(a)(3) *under the Securities Act and we are not subject to the reporting requirements of Section 13 or 15(d) of* the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act") nor exempt from reporting pursuant to Rule 12g3-2(b) thereunder, we will make available to any holder or beneficial owner of our shares or GDRs or shares represented thereby and to any prospective purchaser of such shares or GDRs or shares represented thereby, upon the request of such holder, beneficial owner or prospective purchaser, the information specified in and meeting the requirements of Rule 144A(d)(4) under the Securities Act.

We will also furnish to the Depositary copies of our annual report in English, which will include our audited consolidated financial statements prepared in accordance with international accounting standards ("IAS"). We will also furnish to the Depositary notices of shareholders' meetings and other reports and communications we make generally available to our shareholders. Upon receipt of notices and other reports, the Depositary will make such notices and reports available to the holders of GDRs on the terms set out in the terms and conditions of the GDRs. You should read the "Terms and Conditions of the Global Depositary Receipts" for a more detailed description of the terms and conditions of the GDRs.

Pursuant to Greek law, we will be required to file with the ASE unaudited quarterly and six-monthly reports and audited annual reports according to accounting principles generally accepted in Greece ("Greek GAAP") within 60 days of the relevant period end and to publish such reports in two Greek newspapers. In addition, we will file with the UKLA the same information that we file with the ASE.

JURISDICTION AND SERVICE OF PROCESS IN THE UNITED STATES AND ENFORCEMENT OF FOREIGN JUDGMENTS IN GREECE

We are a *société anonyme* incorporated in the Hellenic Republic. Substantially all our assets are located in Greece. None of our directors, officers or the other persons named in this offering circular are residents of the United States. It may not be possible for you to effect service of process within the United States upon us or such persons with respect to matters arising under the federal securities laws of the United States, or to enforce against us or such persons in United States courts judgments obtained in United States courts predicated upon the civil liability provisions of the federal securities laws of the United States. There is doubt as to the enforceability in Greece, in original actions or in actions for enforcement of judgments of United States courts, of civil liabilities predicated solely upon the federal securities laws of the United States.

CONSENT TO SERVICE AND SOVEREIGN IMMUNITY

The Hellenic Republic is a sovereign state. Although the Hellenic Republic enjoys sovereign immunity and it currently owns 100% of our issued share capital and following the combined offering will own approximately 85% (or approximately 84% assuming the exercise of the over-allotment option and no return transfer of shares pursuant to the over-allotment option), we do not enjoy sovereign immunity. We and the Hellenic Republic will irrevocably submit to the jurisdiction of any competent court in England in any action arising out of or based on the shares or GDRs brought by any holder of a share or a GDR. In addition, we and the Hellenic Republic irrevocably waive, to the fullest extent permitted by law, any immunity, including, in the case of the Hellenic Republic, foreign sovereign immunity from jurisdiction and, except as provided below, from execution or attachment or similar process to which we or the Hellenic Republic may otherwise be entitled in any such action in the competent courts of England or in any competent court in the Hellenic Republic.

The assets, revenues, claims and general property of the Hellenic Republic located in the territory of the Hellenic Republic were immune from forced execution, attachment, forced management or any similar process against the Hellenic Republic pursuant to Greek Legislative Decree 53/1974 and Greek Law 2462/1997, although a number of decisions of lower Greek courts (issued over the last two years) have challenged such immunity. However, as yet, there have been no similar decisions by the Greek supreme court. Pursuant to a recent amendment to Article 94, paragraph 4 of the Greek Constitution, court judgments may be executed compulsorily against the assets and general property of the Hellenic Republic. However, this Article 94 provides that such execution will apply according to a special statute which is yet to be adopted. There may also be immunity from execution or attachment or process in the nature thereof, and the foregoing waiver shall not constitute a waiver of such immunity, with respect to the premises of the Hellenic Republic's diplomatic missions in any jurisdiction which affords immunity thereto or with respect to assets of the Hellenic Republic outside the Hellenic Republic necessary for the proper functioning of the Hellenic Republic as a sovereign power.

The Hellenic Republic reserves the right to plead sovereign immunity under the U.S. Foreign Sovereign Immunities Act of 1976, as amended (the "Sovereign Immunities Act") with respect to actions brought against the Hellenic Republic under the United States federal securities laws or any state securities laws. In the absence of a waiver of immunity by the Hellenic Republic with respect to such actions, it would not be possible to obtain a United States judgment in an action against the Hellenic Republic, unless a court were to determine that the Hellenic Republic is not entitled under the Sovereign Immunities Act to sovereign immunity with respect to such action.

As a *société anonyme,* we are not subject to the same regime as the Hellenic Republic. Nevertheless, under Greek law, there can be no forced execution, attachment, forced management or any similar process against our fixed assets or our works in progress that are necessary for the performance of our public utility activities. A final judgment against the Hellenic Republic or us rendered by any competent English court will be recognised in Greece without being reviewed as to the merits according to the provisions of the 1968 Brussels Convention on enforcement of foreign judgments. A judicial duty equivalent to 0.7% of the amount claimed is payable to the Hellenic Republic upon the commencement of proceedings before a Greek court to obtain a judgment upon any such amount due from the Hellenic Republic or us.

FOREIGN CURRENCY PRESENTATION

Our financial statements are expressed in Greek drachmas. All references to "drachmas" or "GRD" are to Greek drachmas, all references to "$", "U.S. dollars" or "U.S.$" are to United States dollars, and all references to "euros" and "€" are to the lawful currency of the member states of the European Union which adopted the single currency in accordance with the Treaty Establishing the European Community (signed in Rome on 25th March, 1957), as amended by the Treaty on European Union (signed in Maastricht on 7th February, 1992). References to drachmas for the period after 1st January, 2001 are to a denomination of euro and, in respect of the period before 1st January, 2001, to the lawful currency at that time of Greece. In this offering circular, where indicated, the translations of Greek drachma amounts into euro have been made at the rate of € 1.00 = GRD 340.75, the conversion rate between the drachma and the euro fixed on 20th June, 2000. You should be aware that drachma amounts presented in this offering circular for periods prior to 20th June, 2000 have been translated into euro assuming the same conversion rate of € 1 = GRD 340.75.

FORWARD-LOOKING STATEMENTS

This offering circular includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions about our company and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties, assumptions and other important factors include, among others:

- General economic and business conditions;
- Political instability or military conflict in Europe, the Middle East or elsewhere;
- Industry trends;
- Competition;
- Changes in government, Greek legislation or European Union regulation;
- Our ability to reduce costs, including staffing costs;
- Availability of qualified personnel;
- Changes in business strategy or development plans;
- Availability, terms and deployment of capital;
- Currency fluctuations; and
- Our anticipated future revenues.

We are under no obligation to update or revise publicly any forward-looking statement. The forward-looking events discussed in this offering circular might not happen. In addition, you should not interpret statements regarding past trends or activities as promises that those trends or activities will continue in the future. All written, oral and electronic forward-looking statements attributable to us or to persons acting on our or its behalf are expressly qualified in their entirety by this cautionary statement.

PRESENTATION OF FINANCIAL INFORMATION

Historically, PPC prepared its financial statements in accordance with Law 1468/1950 for the establishment of PPC. With effect from 1st January, 2001, PPC was transformed into a *société anonyme* and, as part of this transformation, PPC S.A. became obliged to prepare its financial statements in accordance with Greek GAAP. We have restated our financial statements as at and for the years ended 31st December, 1998, 1999 and 2000 and as at and for and the six months ended 30th June, 2000 and 2001 according to Greek GAAP and in accordance with IAS.

This offering circular includes our audited consolidated financial statements as at and for the years ended 31st December, 1998, 1999 and 2000, and our audited consolidated financial statements as at and for the six months ended 30th June, 2000 and 2001, which were prepared in accordance with IAS and audited by Arthur Andersen, independent auditors. These audited consolidated financial statements are subject to qualifications by Arthur Andersen in their audit report. The Arthur Andersen report is qualified as to the sufficiency of detail of our fixed asset register, which precluded them from performing certain audit tests, and the absence of provisions in our financial statements, prior to 2000, for pensions and social security liabilities. You should read "Index to Financial Statements—Independent Auditors' Report" for further information about our financial statements.

Earlier this year we engaged American Appraisal (Hellas) Limited ("American Appraisal") to value our fixed assets in order to reflect their fair market value as at 31st December, 2000, the latest practicable date to which such valuation could be prepared given the length of American Appraisal's engagement. American Appraisal issued a report in September 2001, a summary of which is contained in the Appendix to this offering circular setting out the criteria used to derive the fair market value of our fixed assets. The American Appraisal valuation was based on a number of assumptions which are set out in the summary report included in this offering circular. We are in the process of revaluing our fixed assets, however, the fixed asset values in our audited consolidated financial statements included in this offering circular for the year ended 31st December, 2000 do not reflect the fair market value of such assets as established in the American Appraisal valuation. This is because we have not yet completed our fixed asset register, which we intend to complete by December 2002 and which will contain a comprehensive list as well as the fair market value of our fixed assets. Once this is completed, and as allowed under Greek law, we intend to incorporate the results of our revaluation into our financial statements as at 31st December, 2002, which, according to law, will be the end of our first financial year as a *société anonyme* further to completion of the fixed asset register.

The IAS financial statements presented in this offering circular include illustrative financial information for the purposes of providing the reader with a better understanding of the impact that a revaluation of our fixed assets recorded for the year ended 31st December, 2000, using American Appraisal's valuation, would have had on our equity and statements of operations. As this illustrative financial information is based on a valuation of our fixed assets without the benefit of a completed fixed asset register, there can be no assurance that this illustrative financial information will accurately reflect our true financial position or results of operations upon completion of the fixed asset register. You should read note 12 to the audited consolidated financial statements for a more detailed discussion on this illustrative financial information.

SUMMARY

The following summary does not contain all of the information that may be important to you. It is qualified in its entirety by, and should be read in conjunction with, the more detailed information, including the full description of our business in "Our Business", "Description of our Share Capital", "Terms and Conditions of the Global Depositary Receipts", "Summary of Provisions Relating to the GDRs While in Master Form" and our financial statements and the related notes, contained elsewhere in this offering circular.

Our Business

We are the largest electricity generator, the sole owner of transmission assets and the sole distributor of electricity in Greece, providing electricity to approximately 6.6 million customers, as at 30th June, 2001. In the year ended 31st December, 2000, we generated approximately 97% of the 49,863 GWh of electricity produced in Greece. Measured by the amount of electricity sold in the same period, we are the 15th largest electricity utility in Europe.

We are among the largest industrial enterprises in Greece in terms of assets and revenues. In the year ended 31st December, 2000, we achieved total sales of electricity of GRD 966,285 million (€ 2,835 million), profit from operations of GRD 153,138 million (€ 449.4 million) and profit after tax of GRD 8,470 million (€ 24.9 million). As at 31st December, 2000, we had an installed generating capacity of 11,121 MW.

As an integrated electric utility, we generate electricity in our 99 power generating stations, facilitate the transmission of electricity through approximately 10,890 kilometres of high voltage power lines and distribute electricity to consumers through approximately 195,000 kilometres of distribution network. We also produce the lignite for our lignite-fired power stations from our five lignite mines.

Strategy

Our strategic goals are to maintain our current leading position in the Greek electricity market, improve the efficiency of our operations and rationalise our capital expenditures. In addition, we will continue to explore growth initiatives such as diversification into telecommunications, to pursue international opportunities in our core business areas, and to develop renewable resources and co-generation.

Maintain our current leading position in the Greek electricity market: We aim to maintain our leading market share of generation and supply in the liberalised and growing Greek electricity market. As at 30th June, 2001, we had approximately 97% of generation capacity in Greece, an extensive installed generating capacity and transmission and distribution infrastructure. We also have accumulated commercial and technical knowledge and a recognised brand name in Greece.

Improve efficiency of our operations: As part of our on-going transformation from a state-owned utility to a commercial entity seeking to increase shareholder value, we will focus on reducing costs and increasing efficiency. Accordingly, we intend to:

- Reduce personnel costs—By 2005, we aim to reduce our staffing levels by 20% from the number of employees we had at 31st December, 2000 through natural attrition and constrained hiring.
- Improve operating efficiency—We will seek to reduce costs by engaging in preventative maintenance, improving the efficiency of our stations and equipment and improving management of our fuel costs. We will also attempt to reduce our costs by improving our inventory management and procurement practices, our real estate management as well as the payment terms with our suppliers.

Rationalise our capital expenditures: In seeking to increase shareholder value, we are introducing a programme to rationalise our capital expenditures and implementing guidelines based on strict financial returns for all new investments.

Growth initiatives: We are diversifying into the telecommunications industry, pursuing international opportunities, and developing renewable resources and co-generation.

- In telecommunications, we believe that we can exploit significant operating synergies and economies of scale by sharing customer service points, back office operations and our brand name between our electricity and telecommunications operations. Our ultimate objective is to offer a wide range of telecommunications services, encompassing fixed and wireless telephony and data transmission.

- Internationally, we are prepared to take a risk-controlled approach in situations where there are clear opportunities to add value for our shareholders.

- Through our wholly owned subsidiary, PPC Renewables, we are developing renewable generation opportunities, such as a recently constructed 10 MW wind park in Crete.

- Our wholly owned subsidiary, COGEN Hellas ("COGEN"), was established to pursue opportunities in co-generation in conjunction with small industrial and commercial companies, which can exploit the heat produced in the generation process.

You should read "Our Business—Strategy" for further information.

Regulation of the Greek Electricity Sector

The regulatory framework for the Greek electricity industry has changed significantly over the past year as a result of European Union and Greek government measures designed to increase competition in the electricity market. These changes have had and will continue to have a number of significant effects on our business. Greek Law 2773/1999 (the "Liberalisation Law") implements this new regulatory framework, while a Ministerial decision establishes that the market comprising all high- or medium-voltage electricity users, representing 34% of the electricity supply market in terms of power consumption, has been opened to competition.

Under that Ministerial decision, electricity customers are categorised as either Eligible Customers or Non-Eligible Customers. Eligible Customers are entitled to purchase electricity from the supplier of their choice on the basis of commercial contracts agreed between the customer and the supplier.

In addition, the Liberalisation Law provides for changes in the areas of generation, import, export, purchase and sale of electricity:

- The introduction of competition in power generation through the granting of authorisations to generate electricity in the interconnected system and through a tendering procedure for authorisations to provide generating capacity on the autonomous islands.

- The establishment of the Hellenic Transmission System Operator (the "HTSO") on 3rd May, 2001, as an independent entity to operate and ensure the maintenance and development of the interconnected transmission system and its interconnections with other networks.

- The establishment of the Energy Regulatory Authority (the "RAE") on 1st July, 2000, an independent authority responsible for regulating the energy market. The RAE mainly has an advisory and supervisory role while decision making power lies with the Minister of Development.

- The establishment of the Personnel Insurance Organisation (the "PIO"), on 1st January, 2001, as a separate pension fund in order to fund the social security expenses of our employees. You should read "Our Business—Employees" for a more detailed discussion of the PIO.

The Minister of Development, upon recommendation of the RAE, is considering a new tariff framework that we expect to take effect in the near future. The Minister of Development has recently made a statement indicating the criteria under which tariffs will be set in the near term.

You should read "Operating and Financial Review and Prospects" and "Regulation of the Greek Electricity Sector" for a more detailed discussion of the regulation of the Greek electricity market.

Recent Developments

In August 2001, we and our wholly owned subsidiary, PPC Telecommunications, and Evergy S.A. ("Evergy"), entered into a joint venture agreement with WIND Telecomunicazioni S.p.A. ("WIND"), in order to form a new company that will enter the telecommunications business in Greece, starting with the provision of fixed and fixed wireless telecommunications services, including internet and multimedia services. You should read "Operating and Financial Review and Prospects" for a more detailed discussion of this joint venture.

You should consider carefully all the information set out in this offering circular and, in particular, you should evaluate the specific factors under "Risk Factors" beginning on page 18 for considerations relevant to an investment in the shares and GDRs.

The Combined Offering

The following information assumes that the joint global coordinators, on behalf of the international managers and the Greek managers, do not exercise the over-allotment option and that there is no increase in the size of the combined offering, each as described in further detail below.

The Combined Offering:	The combined offering consists of the international offering, the Greek offering and the employee offering, comprising 12,000,000 shares offered by us and up to 23,000,000 shares offered by the Hellenic Republic. In addition, the Hellenic Republic may elect to increase the size of the combined offering by up to 4,680,000 shares, (which will be up to 2% of our share capital following our capital increase), with the mutual agreement of the joint global coordinators, on behalf of the international managers and the Greek managers.
The Selling Shareholder:	The Hellenic Republic currently owns 100% of our issued share capital. Following the combined offering, the Hellenic Republic will own approximately 85% of our share capital (or approximately 84% assuming the exercise of the over-allotment option and no return transfer of shares pursuant to the over-allotment option). Further, if the Hellenic Republic elects to increase the size of the combined offering by 2% of our share capital following our capital increase, the Hellenic Republic will own approximately 82% of our share capital. Under Greek law and under a provision of our articles of incorporation, the Hellenic Republic's participation in our share capital may not be less than 51% of our voting shares in existence at any time. This requirement can only be changed by further legislation.
Securities Offered in the Combined Offering:	Up to 35,000,000 shares directly or in the form of GDRs.
The International Offering:	The international offering consists of an offering by us and the Hellenic Republic of ● shares directly or in the form of GDRs, to: • institutional investors outside the United States in reliance on Regulation S under the Securities Act; and • qualified institutional buyers in the United States as defined in and in reliance on Rule 144A under the Securities Act.
The Greek Offering:	The Greek offering consists of an offering by us and the Hellenic Republic of ● shares to the public and to institutional investors in Greece. Shares offered to the public in Greece will be offered at a discount of up to 3% to the offering price (the "Greek retail price"). In addition, retail investors will receive one share for every ten shares held for a six month period, up to a maximum of 200 shares per retail investor.
The Employee Offering:	The employee offering consists of an offering by the Hellenic Republic of ● shares to our employees through a private placement. Shares offered to the employees will be offered at a 10% discount to the Greek retail price. In addition, employees will receive one bonus share for every ten shares held for a twelve month period, up to a maximum of 200 shares per employee.

Privatisation Certificates:	The Hellenic Republic has issued two series of privatisation certificates, which provide their holders with a right to exchange certificates for shares at a 5% discount in future privatisation offerings by the Hellenic Republic. Holders of privatisation certificates are entitled to preferential allocation over at least 64% of the shares to be sold by the Hellenic Republic in the combined offering. To the extent that holders of privatisation certificates do not exercise their right to exchange their certificates for our shares, these shares will be made available in the combined offering. Holders of privatisation certificates will receive ● shares in the combined offering.
Over-allotment Option:	The joint global coordinators, on behalf of the international managers and the Greek managers, have an option to procure the transfer by the Hellenic Republic of up to 2,320,000 shares, or 6.6% of the shares being offered in the combined offering (the "additional shares"), in order to meet any excess demand. ●, as stabilising manager, can use the proceeds of sale of the additional shares to effect transactions which stabilise or maintain the market price of the shares and the GDRs during a 30 day period from the date of the offering circular. At the end of the period, the stabilising manager must transfer any shares purchased with such proceeds of sale, together with any remaining balance, to the Hellenic Republic. Assuming the exercise of the over-allotment option and no return transfer of shares to the Hellenic Republic at the end of the period, the Hellenic Republic will own approximately 84% of our shares after the combined offering.
Indicative Offering Price Range:	Between € 12.3 and € 14.7 per share and GDR. It is expected that the final price range for the Greek offering, which will supercede the indicative offering price range for the international offering, will be set on or about 3rd December, 2001 (the "final price range"). The offering price, which has to be within the final price range, may be set within, above or below the indicative price range.
Shares to be outstanding immediately after the Combined Offering:	232,000,000 shares.
The GDRs:	Each GDR will represent the right to receive one share. The GDRs will be issued under a deposit agreement with The Bank of New York as depositary. If you purchase your shares in the form of GDRs, you will have no direct rights against us pursuant to the deposit agreement although you will have certain rights under a Deed Poll issued by us in connection with the GDRs. You should read "Terms and Conditions of the Global Depositary Receipts" and "Summary of Provisions Relating to the GDRs While in Master Form" for a more detailed discussion of the GDRs.
Voting Rights:	Our articles of incorporation contain certain provisions that restrict the voting rights of all shareholders, subject to certain exceptions. If at any time you hold in excess of 5% of our voting shares, you may not have the right to attend and vote at any general assembly of shareholders in respect of that portion of

	your shareholding that exceeds 5%. These voting restrictions are not applicable to the Hellenic Republic, banks and depositaries, including the Depositary. The Depositary may vote, in the aggregate, a greater percentage of shares on behalf of the underlying investors who, individually, hold no more than 5% of our shares.
Dividend Policy:	According to our articles of incorporation and Greek law, we must pay a minimum dividend equal to the greater of (a) 6% of our paid-up share capital or (b) 35% of our net profits for that year after the formation of ordinary reserves. Calculation of all such amounts is based on our financial statements prepared according to Greek GAAP. We intend to implement a progressive dividend policy which will be in line with our industry peers in Europe. You should read "Dividend Policy" for a more detailed discussion of our dividends policy.
Use of Proceeds:	You should read "Use of Proceeds" for a more detailed discussion of our planned use of the proceeds. We will not receive any proceeds from the sale of shares by the Hellenic Republic.
Listing and Trading:	The shares are not currently listed on any securities exchange and, prior to the combined offering, there has been no market for the shares or the GDRs. We have applied to list the shares on the ASE. We have also applied to the UKLA for admission of the GDRs to the official list maintained by the UKLA and to the LSE for admission of the GDRs to trading by the LSE. We expect trading in the shares on the ASE to commence on or about the second day after pricing and allocation of the shares. We expect trading in the GDRs on the LSE to commence on or about the second day after pricing and allocation of the shares.
Lock-ups:	We and the Hellenic Republic have agreed, during the period of 180 days from the date of this offering circular, not to, directly or indirectly, offer, sell, contract to sell or issue or otherwise dispose of any shares of the same class or series as the shares or GDRs, including but not limited to any securities that are convertible into or exchangeable for, or that represent the right to receive shares or GDRs or any such substantially similar securities, or purchase or sell any option or other guarantee or enter into any swap, hedge or other agreement that would have similar economic consequences to the foregoing, in each case without the prior written consent of the joint global coordinators.
Transfer Restrictions:	You should read "Transfer Restrictions and Settlement" for a more detailed discussion of the restrictions on transfers of the shares and GDRs.
Payment and Settlement:	The shares and GDRs are being offered by the international managers, directly or through their qualified affiliates, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the shares and GDRs will be made available for delivery in Athens and London, respectively, expected to be on or about the second day after pricing and allocation of the shares. The shares will be accepted for delivery through the facilities of the CSD against payment in immediately available funds. The Rule 144A GDRs

	and the Regulation S GDRs will be accepted for delivery through Euroclear or Clearstream against payment in immediately available funds.
SAT Account:	To facilitate the settlement and clearance of shares through the CSD, investors who intend to subscribe for or purchase shares directly in the combined offering must submit the following details to the relevant international manager no later than 12.00 noon (London time) on 7th December, 2001: • SAT account name • SAT account number • SAT account code • abbreviation • local custodian • local custodian account number. You should read "The Athens Stock Exchange and Settlement" for a more detailed discussion of settlement arrangements at the CSD.
GDR Security Numbers:	Regulation S GDRs ISIN: ● Common Code: ● Rule 144A GDRs ISIN: ●
Share Security Number:	ISIN: ●
Our Principal Executive Office:	30 Chalkokondyli Street, Athens 10432, Greece. Telephone (+30) 1 523 0301

Summary Consolidated Financial and Operating Data

The following summary presents certain of our consolidated financial data as at and for the three years ended 31st December, 2000 and as at and for the six months ended 30th June, 2000 and 2001, together with certain operating data as at and for the three years ended 31st December, 2000 and as at and for the six months ended 30th June, 2000 and 2001. The consolidated financial data as at and for the years ended 31st December, 1998, 1999 and 2000, and as at and for the six months ended 30th June, 2000 and 2001, has been derived from our audited consolidated financial statements. This offering circular includes our audited consolidated financial statements as at and for the years ended 31st December, 1998, 1999 and 2000, and our audited financial statements as at and for the six months ended 30th June, 2000 and 2001, which were prepared in accordance with IAS and audited by Arthur Andersen, independent auditors. These audited consolidated financial statements are subject to qualifications by Arthur Andersen in their audit report. You should read "Index to Financial Statements—Independent Auditors' Report" for further information about our financial statements.

IAS differs in certain significant respects from both Greek GAAP and accounting principles generally accepted in the United States ("U.S. GAAP"). You should read note 36 and note 37 to the audited consolidated financial statements for a discussion of certain significant differences between IAS and Greek GAAP and between IAS and U.S. GAAP.

You should read this data together with "Operating and Financial Review and Prospects" and our audited consolidated financial statements and the related notes, included elsewhere in this offering circular.

Statements of Operations Data:

	Year ended 31st December,				Six months ended 30th June,			
	1998	1999	2000	2000	2000	2000	2001	2001
	(GRD million)			(euro million)(1)	(GRD million)	(euro million)(1)	(GRD million)	(euro million)(1)
Revenues	848,842	906,246	977,327	2,868	477,396	1,401	501,883	1,473
Payroll cost	260,343	277,588	233,396	685	118,259	347	122,642	360
Fuel cost	266,303	283,730	408,458	1,199	176,724	519	202,201	593
Depreciation & amortisation	53,499	60,629	87,815	257	30,757	90	38,795	114
Other expenses	67,424	81,105	94,520	277	50,609	148	41,581	122
Cost of energy sold	647,569	703,052	824,189	2,418	376,349	1,104	405,219	1,189
Profit from operations	201,273	203,194	153,138	450	101,047	297	96,664	284
Financial income (expense)	(205,439)	(185,102)	(136,002)	(399)	(74,162)	(218)	(49,601)	(146)
Other income (expense)	9,238	12,714	5,235	15	5,489	16	2,177	6
Profit before tax	5,072	30,806	22,371	66	32,374	95	49,240	145
Tax	(6,070)	(9,035)	(13,901)	(41)	(8,842)	(26)	(13,707)	(40)
Profit after tax	(998)	21,771	8,470	25	23,532	69	35,533	104
Earnings per share, basic and diluted (GRD per share)	(4.54)	98.96	38.50	0.11	106.96	0.31	161.51	0.47

(1) Solely for the convenience of the reader, drachma amounts have been translated into euro at the rate of € 1.00 = GRD 340.75, the conversion rate fixed on 20th June, 2000.

(2) The weighted average number of shares throughout each period was 220,000,000.

Balance Sheet Data:

	Year ended 31st December,				Six months ended 30th June,			
	1998	1999	2000	2000	2000	2000	2001	2001
	(GRD million)			(euro million)(1)	(GRD million)	(euro million)(1)	(GRD million)	(euro million)(1)
Assets								
Cash and cash equivalents	19,524	25,493	4,754	14	39,360	115	121,514	357
PPC Personnel Insurance Organisation . .	0	0	92,878	273	51,606	151	35,879	105
Other current assets	423,454	465,332	433,129	1,271	436,940	1,282	431,654	1,267
Fixed assets, net . .	1,659,898	1,787,487	1,970,723	5,783	1,864,122	5,471	2,046,079	6,005
Other non-current assets	61,628	61,043	55,909	164	55,416	163	54,898	161
Total assets . .	2,164,504	2,339,355	2,557,393	7,505	2,447,444	7,182	2,690,024	7,894
Liabilities								
Current portion of debt	304,030	270,362	208,964	613	191,924	563	198,325	582
Other current liabilities	171,896	191,950	230,485	676	225,460	662	239,441	703
Long-term debt, net of current portion . .	1,184,759	1,320,589	1,537,453	4,512	1,449,714	4,254	1,607,711	4,718
Other non-current liabilities	491,081	521,742	539,637	1,584	524,222	1,538	583,692	1,713
Total liabilities. .	2,151,766	2,304,643	2,516,539	7,385	2,391,320	7,017	2,629,169	7,716
Equity								
Share capital	0	0	220,000	646	0	0	220,000	646
State contributions. .	38,797	38,797	0	0	38,797	114	0	0
Accumulated deficit and reserves . .	(26,059)	(4,085)	(179,146)	(526)	17,327	51	(159,145)	(468)
Total equity . .	12,738	34,712	40,854	*120*	56,124	165	60,855	178
Total liabilities and equity	2,164,504	2,339,355	2,557,393	7,505	2,447,444	7,182	2,690,024	7,894

(1) Solely for the convenience of the reader, drachma amounts have been translated into euro at the rate of €1.00 = GRD 340.75, the conversion rate fixed on 20th June, 2000.

Cash Flow Data:

	Year ended 31st December,			Six months ended 30th June,				
	1998	1999	2000	2000	2000	2000	2001	2001
	(GRD million)			(euro million)	(GRD million)	(euro million)	(GRD million)	(euro million)
Cash Flow Data								
Net cash from operating Activities	233,637	238,710	220,568	647	143,361	421	197,872	581
Net cash used in investing Activities	(187,305)	(163,935)	(261,536)	(768)	(96,140)	(282)	(91,810)	(269)
Net cash from (used in) financing Activities	(46,540)	(68,806)	20,229	59	(33,354)	(98)	10,698	31
Net increase (decrease) in cash and cash equivalents	(208)	5,969	(20,739)	(61)	13,867	41	116,760	343
Cash and cash equivalents at beginning of year/period	19,732	19,524	25,493	75	25,493	75	4,754	14
Cash and cash equivalents at end of year/period	19,524	25,493	4,754	14	39,360	116	121,514	357

(1) Solely for the convenience of the reader, drachma amounts have been translated into euro at the rate of € 1.00=GRD 340.75, the conversion rate fixed on 20th June, 2000.

Summary Operating Data (unaudited):

	Year ended 31st December,			Six months ended 30th June,	
	1998	1999	2000	2000	2001
Installed capacity (MW)	10,296	10,997	11,121	11,093	11,158
Net production (GWh)	41,834	44,777	48,483	23,732	22,742
Capital expenditure (GRD million) (audited)	234,017	226,484	311,039	126,409	133,233

Summary Illustrative Financial Information

American Appraisal have issued a report, a summary of which is included in this offering circular, setting out the criteria used to derive the fair market value of our fixed assets. The summary illustrative financial information below has been derived from note 12 to the audited consolidated financial statements. The illustrative financial information in note 12 has been prepared to provide the reader with a better understanding of the impact that a revaluation of our fixed assets recorded for the year ended 31st December, 2000, using American Appraisal's valuation of fixed assets, would have had on our equity and statements of operations. The summary illustrative financial information below, which has been prepared in accordance with IAS, does not show separately those items in the statements of operations and balance sheet that are not impacted by the adjustment of asset values. You should read note 12 to the audited consolidated financial statements for more information on this illustrative financial information.

The revaluation would have resulted in an increase in fixed assets of GRD 990,369 million (€ 2,906 million). According to the illustrative asset values shown in note 12 to the audited consolidated financial statements, depreciation and amortisation for the year ended 31st December, 2000 would have been GRD 151,132 million (€ 443.5 million) as compared with GRD 73,041 million (€ 214.3 million) on a historical basis, as reflected in the audited consolidated financial statements for the same period. The increase in these charges reflects the effect of the higher value of fixed assets. According to the illustrative asset values shown in note 12 to the audited consolidated financial statements, loss after tax for the year ended 31st December, 2000 would have been GRD 69,621 million (€ 204.3 million) as compared with a profit after tax of GRD 8,470 million (€ 24.9 million) on a historical basis, as reflected in the audited consolidated financial statements, for the same period due to increased depreciation and amortisation resulting from higher fixed asset values. The following summary presents certain of the illustrative financial information included in note 12 to the audited consolidated financial statements:

Statements of Operations Data:

	Year ended 31st December, 2000			Six months ended 30th June, 2000			Six months ended 30th June, 2001		
	Audited GRD million	Illustrative GRD million	Illustrative euro million[1]	Audited GRD million	Illustrative GRD million	Illustrative euro million[1]	Audited GRD million	Illustrative GRD million	Illustrative euro million[1]
Revenues	977,327	977,327	2,868	477,396	477,396	1,401	501,883	501,883	1,473
Operating expenses (excluding depreciation) . .	751,148	751,148	2,204	345,592	345,592	1,014	366,424	366,424	1,075
Depreciation & amortisation . .	73,041	151,132	443	30,757	71,671	210	38,795	80,854	238
Other	130,767	130,767	384	68,673	68,673	202	47,424	47,424	139
Profit before tax . .	22,371	(55,720)	(163)	32,374	(8,540)	(25)	49,240	7,181	21
Provision for income tax[2]	(13,901)	(13,901)	(41)	(8,842)	(8,842)	(26)	(13,707)	(13,707)	(40)
Profit (loss) after tax	8,470	(69,621)	(204)	23,532	(17,382)	(51)	35,533	(6,526)	(19)

(1) Solely for the convenience of the reader, illustrative drachma amounts have been translated into euro at the rate of €1.00 = GRD 340.75, the conversion rate fixed on 20th June, 2000.

(2) The tax deductibility of the additional depreciation charge which relates to the fixed assets appraisal has been approved by the Ministry of Finance, but its exact application and extent is still to be determined. Accordingly, the related tax effect is not reflected in the above provision.

Balance Sheet Data:

	Year ended 31st December, 2000		
	Audited GRD million	Illustrative GRD million	Illustrative euro million(1)
Assets			
Fixed assets	1,971,987	2,962,356	8,694
Other assets	585,406	585,406	1,718
Total assets	2,557,393	3,547,762	10,412
Liabilities and Shareholders' Equity			
Liabilities	2,516,539	2,516,539	7,385
Shareholders' Equity			
Share capital	220,000	220,000	646
Appraisal surplus, net	0	990,369	2,907
Accumulated deficit and reserves	(179,146)	(179,146)	(526)
Total equity	40,854	1,031,223	3,027
Total liabilities and shareholders' equity	2,557,393	3,547,762	10,412

(1) Solely for the convenience of the reader, illustrative drachma amounts have been translated into euro at the rate of €1.00 = GRD 340.75, the conversion rate fixed on 20th June, 2000.

RISK FACTORS

An investment in our shares or GDRs involves certain risks. You should carefully consider all the information contained in this offering circular, including the risks described below, before making any investment decision with respect to the shares or GDRs.

Factors relating to the Company

Our financial statements are subject to a qualified audit report as to, inter alia, the sufficiency of detail of our fixed asset register.

Prior to our transformation into a *société anonyme*, we did not keep complete records of our fixed assets and, as a result, our fixed asset register does not provide sufficiently detailed information that would enable us to determine each of our fixed assets. We expect to update our fixed asset register in order to provide sufficient detail regarding our fixed assets by December 2002. Consequently, Arthur Andersen have qualified their audit report with respect to the audited consolidated financial statements included in this offering circular as to, *inter alia*, the sufficiency of detail of our fixed asset register. You should read the "Index to Financial Statements—Independent Auditors' Report" included elsewhere in this offering circular for more information.

We are in the process of revaluing our fixed assets, however, these values have not been reflected in our audited balance sheets or statements of operations included in this offering circular.

We have engaged American Appraisal to value our fixed assets in order to reflect their fair market value. American Appraisal have issued a report, a summary of which is contained in this offering circular, setting out the criteria used to derive the fair market value of our fixed assets. We are in the process of revaluing our fixed assets, however, the fixed asset values in our audited consolidated financial statements included in this offering circular for the year ended 31st December, 2000 do not reflect our revaluation and therefore do not reflect the fair market value of these assets. This is because we have not yet completed our fixed asset register, which we intend to complete by December 2002 and which will contain a comprehensive list as well as the fair market value of our fixed assets.

Once the fixed asset register is completed and as allowed under Greek law, we intend to incorporate the results of our revaluation into our financial statements as at 31st December, 2002. However, we have presented illustrative financial information in this offering circular for the purposes of providing the reader with a better understanding of the impact that a revaluation of our fixed assets recorded for the year ended 31st December, 2000, using American Appraisal's valuation of our fixed assets, would have had on our equity and statements of operations. As this illustrative financial information is based on a valuation of our fixed assets without the benefit of a completed fixed asset register, there can be no assurance that this illustrative financial information will accurately reflect our true financial position or results of operations upon completion of the fixed asset register. Therefore, we cannot assure you that the amounts shown in our financial statements as at and for the year ended 31st December, 2002, which will include the results of our asset revaluation, will not differ materially from amounts indicated in the illustrative financial information. Such differences could arise during the course of completing our fixed asset register and in the course of reconciling the results of our physical inventory to the accounting records and the work of American Appraisal. We will also have to take account of any additions or disposals of fixed assets made since 31st December, 2000.

Our exposure to legal liability is significant

We are defendants in a significant number of legal proceedings arising from our operations, with a total estimated exposure of up to GRD 138 billion (€ 404.9 million). While we have obtained judgements in our favour in some of the legal proceedings at the first and second instance we are not able to predict the ultimate outcomes, which may be unfavourable to us. We are also involved in certain litigation with potential environmental liability which, although it may not involve financial penalties and therefore cannot be quantified, if determined unfavourably, could have a material adverse effect on our financial condition or business operations.

The aggregate amounts we may be required to pay may be significant. We have established a reserve for litigation where we consider it probable that a claim will be resolved unfavourably and where we can reasonably estimate the potential loss involved. It is possible that we have made insufficient provisions for litigation risk. Accordingly, any claims settled unfavourably in excess of these provisions could have a material adverse effect on our financial condition and results of operations. You should read "Our Business—Legal Proceedings" for a more detailed discussion of these legal proceedings.

In addition, we are involved in legal proceedings that have been brought on behalf of various groups of pensioners with total estimated claims of GRD 206 billion (€ 604.5 million). We have established no reserve for these claims as, under Greek law and as confirmed by an independent legal opinion we have obtained, the PIO would be the defendant in the proceedings relating to pension benefits. However, there can be no assurance that we will not be required to pay any sums pursuant to these proceedings.

You should read "Our Business—Legal Proceedings" and "Risk Factors—We could have significant pension liabilities in the future" for a more detailed discussion of these legal proceedings and our pension liabilities.

We could have significant pension liabilities in the future

Prior to 1st January, 2000, we were required to provide pension, healthcare and welfare benefits for our employees and pensioners rather than participate in standard, state-sponsored social security programmes. Until that time, because of uncertainties regarding the level of our legal obligations arising from the pension, medical and other benefits of our employees and pensioners, we were accounting for such costs on a cash basis, rather than on an actuarially determined basis. Thus, no financial reserves were maintained to cover current or accrued pension liabilities. By 31st December, 1999, our potential exposure for social security liabilities was estimated to be approximately GRD 3.5 trillion (€ 10.27 billion).

As of 1st January, 2000, PIO, a specific pension fund established for us under the Liberalisation Law, and pursuant to collective agreements with our unions, is responsible for all pension benefits, healthcare insurance and other social security expenses for our employees and pensioners. The PIO is a public entity supervised by the Hellenic Republic. Following its establishment, we are no longer obliged to make any payments in respect of pensions or healthcare, and we have no pension liability except certain contributions, generally determined for all employers in Greece, as a percentage of an employee's salary. All employer, employee and pensioner contributions are paid to the PIO. You should read "Our Business—Pension benefits" for a more detailed discussion of pension benefits.

Under the Liberalisation Law enacted on 22nd December, 1999, which ratified the collective agreements with our unions, the Hellenic Republic assumed the obligation to meet any differences between the total income of the PIO and its payment obligations for pension and healthcare benefits. Although, at present, we have no obligation under existing laws to cover any future differences between the total income of the PIO and its payment obligations assumed by the Hellenic Republic, there can be no assurance that the existing social security laws will remain unchanged, or that we will not be required in the future, by law or otherwise, to contribute or provide additional funds to the PIO.

The methodology for establishing future tariffs has not yet been finalised

The Hellenic Republic has appointed an independent regulator, the RAE, to regulate the electricity industry pursuant to basic principles established by the Liberalisation Law. The level of customer electricity tariffs that all suppliers, including ourselves, charge customers for electricity, the tariffs the HTSO charges all suppliers, including ourselves for connecting to and using the interconnected transmission system and the tariffs that we charge all suppliers for use of our distribution network, are determined by the Ministry of Development on the recommendation of the RAE. Although the Ministry of Development has made a statement indicating the criteria under which tariffs will be set in the near term, there can be no assurance as to the level of tariffs. These new tariffs will be finalised and implemented after the combined offering.

Furthermore, although the RAE is required by Greek law to provide recommendations with respect to the level of tariffs, there is no requirement for the Ministry of Development to follow such recommendations. For example, in July 2001 the RAE proposed a tariff increase of 6% and the

Ministry of Development increased tariffs by between 3.5% and 5%, depending on customer categories. In addition, for so long as we supply at least 70% of the Eligible Customer market, the Ministry of Development will continue to set the maximum electricity tariff that we may charge to Eligible Customers.

Future electricity tariffs, which we cannot currently control or predict, may change in ways that could have a material adverse effect on our business, financial condition or results of operations. You should read "Regulation of the Greek Electricity Sector" for a more detailed discussion of tariffs and the regulations applicable to Eligible Customers.

We have incurred significant indebtedness to finance our capital expenditure requirements

We have incurred long-term debt to fund our capital resource requirements. As at 30th June, 2001, our outstanding long-term debt was approximately GRD 1,799 billion (€ 5.27 billion). We may have to allocate increasing amounts of cash flow to service our debt obligations, depending on the level of debt, prevailing interest rates and, to a lesser extent, exchange rate fluctuations. This could have an adverse effect on our financial condition and results of operations and also impact our ability to obtain future financing.

Fuel costs and hydrological conditions may have a significant impact on our operating costs

The price of oil and natural gas significantly affects our operating costs. For the six months ended 30th June, 2001, approximately 15% of our net electricity production, in terms of GWh, was from oil-fired power stations and approximately 12% was from natural gas-fired power stations, accounting for 36% and 28% of our total fuel costs, respectively, during that period. As we do not hedge against volatility in oil and natural gas prices, any increase in the price of oil or natural gas could have a material adverse effect on our financial condition and results of operations. Much of our oil-fired capacity is on the autonomous islands (as defined in "Our Business — Overview", where we are the principal generator and sole supplier, and where our tariffs are fixed at the same levels as those for the interconnected system.

In an average year, based on annual net production data from 1996 to 2000, approximately 10% of our annual net electricity production has been from our hydroelectric stations, despite the fact that this source represented approximately 25% of our total installed capacity during the same period. In dry years, we rely more heavily on electricity purchases from abroad and thermal production, mainly from gas-fired and oil-fired power stations, as the lignite-fired power stations are base load stations, which increases our operating costs. As a consequence, variations in hydrological conditions can have an adverse impact on our results of operations.

As tariffs are determined by the Ministry of Development, we do not currently, and in the future may not be able, to pass any increased fuel costs to our customers. You should read "Our Business— Generation" for a more detailed discussion of our primary sources of electricity production.

Regulatory changes may have a material adverse effect on our business and results of operations

The laws, regulations and policies of the European Union and the Hellenic Republic affect our business, financial condition and results of operations. Regulation of the Greek electricity market has changed significantly in 2001 following the implementation into Greek law of the provisions of Directive 96/92 of the European Parliament (the "Electricity Directive") by the Liberalisation Law, which was designed to liberalise and create more competition in the Greek electricity market. The restructuring and other changes to our business driven by the new regulatory framework may have a material adverse effect on our business, financial condition and results of operations.

To comply with the Liberalisation Law, we:

- Have transferred the management and operation of the interconnected transmission system to the HTSO, of which the Hellenic Republic owns 51% in accordance with the Liberalisation Law; and
- Are reorganising our generation, transmission, distribution and mining operations into separate business units with their own management. Each business unit will be responsible for controlling its own costs and achieving its own operating targets.

The Liberalisation Law changed significantly how we operate and the regulations with which we must comply. The regulatory framework implementing the Liberalisation Law is in the process of being completed and some of the detailed regulations implementing the Liberalisation Law, including the Network Code, which will govern access to, and operation of, the distribution network, have not been finalised. Accordingly, the obligations to which we are subject and the economic terms of some of our operations, such as distribution, may change in the near future.

The European Commission monitors the implementation of the Electricity Directive and other applicable European Union laws in the Hellenic Republic to ensure that the Greek regulatory regime complies with the Electricity Directive and other European Union laws and regulations, such as provisions relating to state aid. We cannot assure you that the European Commission will not take action or that Greek law and regulations will not change in the future pursuant to decisions of European Union institutions in respect of relevant directives and European Union laws and regulations. Any such action by the European Commission or changes may also lead to the repayment by us of certain benefits received in the past. In addition, future changes in European Union or Greek government policy may influence regulation and affect our business in ways that we cannot predict at this time. You should read "Regulation of the Greek Electricity Sector—Future developments" for a more detailed discussion on regulatory changes.

The competition we face in the electricity generation and supply markets will increase and we expect to lose some of our current market share

Until 2001, we faced virtually no competition in the electricity generation and supply markets in Greece. The expected increase in competition under the new electricity market structure may have a material adverse effect on our results of operations and financial condition.

Electricity tariffs in Greece, as established by the Ministry of Development, are currently among the lowest in the European Union. We do not believe that, under the current tariff regime, we will face any significant competition in the Greek electricity market. However, particularly if electricity tariffs significantly increase, we expect that we will face increased competition in the generation and supply of electricity in the Greek market and may lose a significant portion of our current share of that market.

The Hellenic Republic has had, and may continue to have, a significant impact on our operations

Governmental influence in the past

In the past, the Hellenic Republic significantly influenced our management policies. Certain of our operations and some of our commercial decision-making were affected by the political and economic objectives of the Greek government.

Although we now base business decisions on commercial criteria, we continue to have obligations under some non-commercial contracts we entered into in the past. For example, arrangements with our two largest corporate customers, Larco S.A. ("Larco") and Aluminium Company of Greece S.A. ("Aluminium"), were not entered into on commercial terms but rather on terms consistent with Greek government policies. You should read "Relationship with the Selling Shareholder" for a more detailed discussion of our contract with Larco. In addition, there can be no assurance that we will not be subject to influence from the Hellenic Republic in the future to enter into contracts under terms that are disadvantageous to us.

The Hellenic Republic will continue to be our majority shareholder after the combined offering

Following the combined offering, the Hellenic Republic will directly control approximately 85% of our outstanding share capital, or approximately 84% of our outstanding share capital assuming the exercise of the over-allotment option and no return transfer of shares pursuant to the over-allotment option. This holding will allow the Hellenic Republic to have significant influence over decisions submitted to a vote of our shareholders.

The Hellenic Republic will exercise its rights as a shareholder through the mechanisms of Greek corporate law and our articles of incorporation. Our articles of incorporation provide that certain decisions submitted to shareholders for a vote are to be determined by a simple voting majority at any general assembly of shareholders. Decisions subject to a simple majority of votes include: election of members of the board of directors and the Chief Executive Officer, the distribution of annual profits and the approval of our annual financial statements. So long as the Hellenic Republic holds a majority

of our shares, the Greek government will have the right, as controlling shareholder (in addition to the decisions referred to above), to:

- Affect a number of important actions through the exercise of its power to block capital increases and other amendments to our articles of incorporation; and
- Elect six out of the 11 members of our board of directors, including the Chief Executive Officer.

Accordingly, actions of the Hellenic Republic, acting through the Minister of Finance, could have a significant impact on our management, policies and business decisions.

We expect to be able to follow our current commercially-oriented strategy as discussed in "Our Business—Strategy" for the foreseeable future. However, there can be no assurance that our current senior management will continue to serve in their current capacities or that our commercial initiatives and policies will not be discontinued if there is a change in government policy.

We may be required to take decisions that could have a negative impact on our profitability

We do not expect to increase significantly our capacity investments in Greece over the next few years, beyond our planned expenditure for additional generating capacity in Komotini, Florina, Messochora, Linoperamata and Atheninolakkos. Additional generating capacity may, however, be required to meet expected demand and to fulfil our role as supplier of last resort under the Liberalisation Law. Depending on the number of new entrants in the Greek electricity market over the next few years, we may be required by the Hellenic Republic to build additional generating capacity. As we currently operate in an environment of low tariffs relative to other European Union member states, we may not be able to achieve sufficient returns on our investment in additional generating capacity and therefore, such investment may have an adverse effect on our profitability.

In addition, the HTSO may require us to invest in the interconnected transmission system to improve the capacity, efficiency and quality of the transmission system assets. We may be required to incur all expenses in connection with such investments. While the Liberalisation Law presently contemplates that we are entitled to compensation from the HTSO for all or part of these expenses, through payment of an annual fee which is provided for under the Liberalisation Law, our eventual compensation by the HTSO will be linked to a reasonable profit, as determined by the Ministry of Development following the RAE's recommendation. We do not have control over the determination of this reasonable profit and costs and there can be no assurance that the profit and the compensation we will receive will cover the actual costs to us, including any financing cost, of us undertaking any investments at the HTSO's request.

We may lose some of the rights and privileges that we have enjoyed in the past

In the past, in common with other public sector companies, we have enjoyed certain rights and privileges including, for example, an exemption from the mandatory obligation to insure our vehicles and immunity from confiscation of certain of our assets. There can be no assurance that we will continue to enjoy such rights and privileges in the future and the loss of such rights and privileges may require us to incur additional, unanticipated expenditures, including the repayment of the value of such rights and privileges enjoyed in the past.

We are diversifying our business into telecommunications and may further diversify internationally or into other businesses which could entail risks

We are diversifying our business into telecommunications, which is a business area outside our core electricity business. Although we expect synergies to be gained by using our existing infrastructure and technological expertise related to our core business, as well as the benefits of a large customer base, we will face new commercial and other risks in entering the telecommunications business and a regulatory regime that differs from the risks and regulations that we faced in the context of our core business.

In addition, we are prepared to pursue international opportunities and we may also seek to diversify our core electricity business through strategic acquisitions, including, for example, the exercise of an option which may be granted to us by the Hellenic Republic to purchase shares in DEPA, the currently state-controlled Greek public gas corporation in which Hellenic Petroleum ("ELPE") currently holds 35%. These acquisitions could have an impact on our business focus and lead to changes in our strategy and management.

We are subject to certain laws and regulations generally applicable to public sector companies

So long as the Hellenic Republic holds at least 51% of our share capital, we will, in some respects, continue to be classified as a public sector company in Greece. As a public sector company, we will be subject to certain laws and regulations generally applicable to public sector companies in Greece affecting some aspects of our business, including but not limited to the hiring, dismissal and compensation of employees and our procurement policies. These laws and regulations, which do not apply to our current competitors and are not likely to apply to future competitors, may have a material adverse impact on our results of operations and may also limit our operational flexibility.

Our initiatives aimed at increasing our profitability and competitiveness may not be successful

We have implemented new initiatives designed to enhance our profitability, reduce our costs and improve our ability to compete successfully in a liberalised market. We are continuing to develop these initiatives. These initiatives include:

- Constrained hiring and reduction of our staffing levels through natural attrition;
- Implementation of preventative procedures for repairs and maintenance programmes;
- Rationalisation of capital expenditures;
- Application of strict investment criteria in the evaluation of new infrastructure projects;
- Development of renewable resources and co-generation; and
- Diversification into telecommunications.

We have hired outside specialist consultants to help us with certain of these initiatives. In addition, we have recruited some of our senior managers from the private sector to help us implement our initiatives. The degree of success of our strategy depends, in part, on factors outside our control, such as the development of the Greek economy and of the Greek electricity market as well as Greek labour laws and the acceptance by our employees of new management initiatives. In addition, there can be no assurance that we will be able to implement successfully, or realise fully the benefits of, these initiatives.

Our ability to reduce staff is limited

A key part of our strategy to enhance our profitability and ability to compete successfully is to make our operations more efficient. Our ability to reduce staff, in order to improve efficiency and reduce our costs, is limited by:

- Greek laws and collective bargaining agreements with our unions; and
- Our past practice of terminating employees' contracts only "for cause".

In 2001, we reduced our staff levels by seconding employees to the PIO and the HTSO. However, we do not expect to reduce our staff levels by further secondments in the future. As a result, we will depend on constrained hiring and natural attrition to achieve staff reductions. These methods will restrict our ability to reduce staff numbers to the optimum level and improve our profitability. There can be no assurance that, using these methods, we will be able to reduce staff to levels that will help us improve our profitability. Restrictions on our ability to reduce staff numbers could have a material adverse effect on our financial condition and results of operations.

We do not maintain insurance on our operating assets

We do not maintain insurance against the usual risks associated with our power stations, transmission and distribution assets, property, equipment (other than our information technology equipment) and operations. Business interruptions due to labour disputes, strikes, earthquakes, forest fires and adverse weather conditions, among other factors, could result in a loss of revenues or impose liabilities or increased costs on us.

Any material damage to our key power stations, transmission and distribution assets or mining equipment could have a material adverse impact on our business, financial condition or results of operations.

Our business is subject to numerous environmental laws and regulations

Our core operations of electricity generation, transmission, distribution and mining, are subject to extensive environmental regulation under Greek law, including laws adopted to implement European Union directives and international agreements. Environmental regulations and standards affecting our business primarily relate to air emissions, water pollution, waste disposal and electromagnetic fields. The principal by-products of electricity generation from fossil-fuels are sulphur dioxide (SO_2), nitrogen oxides (NO_x), carbon dioxide (CO_2) and particulate matters such as dust and fly ash. The primary focus of environmental regulation applicable to our business is to reduce those emissions.

We incur significant costs in complying with environmental regulations requiring us to implement preventative or remedial measures. In addition, it is likely that there will be future environmental laws on both a national and European Union level that will lead to more stringent regulation of our business. Environmental regulatory measures may take such forms as emission limits, taxes or required remedial measures and influence our policies in ways that affect our business decisions and strategy, such as by discouraging the use of certain fuels or requiring us to pay for water. They may also require us to incur material capital expenditure. In some cases, environmental issues may require us to restrict or terminate existing operations or projects.

The growing debate on the alleged potential long-term health effects of exposure to electromagnetic fields may give rise to proposals for stricter legislation. Low-frequency infrastructure, such as electricity transmission and distribution lines and substations, and high-frequency infrastructure, such as the transmission stations which our telecommunication business may use to provide mobile telephony services, create electromagnetic fields that extend some distance from this infrastructure. In the event that the Greek government or the European Union adopt in the future stricter laws and regulations that would require us to upgrade, move or make other changes to some of our electricity lines and transmission and distribution facilities as well as our telephony infrastructure, compliance with such laws could involve significant costs, limit our telecommunications business or our ability to maintain or expand the coverage for its operations. You should read "Our Business—Environmental Matters" for more information on electromagnetic fields.

We do not have all the licences and permits we need in respect of our operations

We are in the process of obtaining from the relevant Greek authorities a number of licences and permits we do not currently have but which are required for our operations, including, for example, the licenses to own and operate our distribution network. There can be no assurance, however, that we will receive all required licences and permits in a timely manner. Failure to obtain or renew certain licences might, for example, result in interruptions to some of our operations. In addition, these licences and permits, once granted, or the existing licences and permits, once renewed, may, for example, have more stringent environmental conditions that will require us to incur material additional, unanticipated expenditures.

Risks inherent to mining could increase the cost of our primary fuel or may result in revision of reserve data

Lignite-fired generation accounted for approximately 68% of our total power generation for the six months ended 30th June, 2001 and lignite production accounted for approximately 36% of our total fuel costs for the same period.

The lignite reserve data in this offering circular are estimates made by our mining staff. While we believe that our reserve data are accurate, such estimates necessarily lack complete precision and depend to some extent on statistical inferences. Exploitable reserves are not considered as such unless they can be economically and legally extracted. Reserve data are not indicative of future results of operations.

Increased production costs, increased stripping ratios and changes in the regulatory regime governing our mining operations may result in revision of reserve data from time to time and may render exploitable reserves uneconomical to exploit or unexploitable.

We are subject to public service obligations for which we may not be adequately compensated

As the dominant electricity provider in Greece, we are subject to public service obligations that affect our costs, and which may not be imposed on prospective competitors. For example, we are required to supply electricity on the autonomous islands at the same tariffs as in the interconnected system, although our costs of generation are higher on the autonomous islands than in the interconnected system. We expect to be compensated from a special account established by the RAE and administered by the HTSO for meeting our public service obligations to the extent there are competitors and only in proportion to our public service obligations compared with the public service obligations of our competitors. We do not expect the full cost of our public service obligations to be covered by any compensation provided by the special account administered by the HTSO or through passing the relevant cost to the customers through the tariffs, if such compensation is approved by the European Union. As a result, we may incur a significant financial burden in providing the public service obligations, which may have a material adverse effect on our business, financial condition and results of operations. Public service obligations may not be imposed on prospective competitors, which may result in a competitive disadvantage for us. You should read "Regulation of the Greek Electricity Sector" for a more detailed discussion of public service obligations.

The Minister of National Economy has recently indicated the Hellenic Republic's intention to compensate us for some of the costs related to our public service obligations in an amount of GRD 55 billion (€ 161 million) per year. The first of these annual payments is scheduled to take place in 2002 and the payments will cease in 2004 or earlier if an alternative mechanism for compensation is put into place. However, given that these payments are subject to compliance with Greek and European Union law and clearance with the Commission of the European Union, there can be no assurance that we will actually receive the sums indicated by the Minister.

Finally, the Hellenic Republic has powers to require us to take certain actions with respect to matters affecting national security or the provision of services in developing regions.

We may have to close down one of our generating stations in the Athens area

We have approved a protocol entered between the municipality of Keratsini in the Athens area and the Ministries of Development and Environment, Planning and Public Works to discontinue the operation of one of our natural gas-fired power stations located in Keratsini, six years following the completion of work to convert the station to a natural gas-fired station. We completed this work in July 2000. We approved this protocol in response to residents' concerns about emissions from the oil-fired station we operated there, prior to its conversion to a natural gas-fired station. Operation of our station, which has an installed capacity of 360 MW, is limited to eight months per year for the first three years of our operation and three months per year for the following three years. Failure to reach a settlement with the municipality of Keratsini and the Ministries of Development and Environment, Planning and Public Works may not allow us to continue the operation of this station and may have a material adverse effect on our operations.

We are in the process of perfecting title to our land

Although we are the legal successor to all assets formerly owned and registered in the name of PPC, which were transferred to us as part of our transformation to a *société anonyme*, legal title in land and buildings will not be perfected, and therefore title may not be enforced against third parties, until the property is registered at the relevant land registry in our name. You should read "Our Business—Property" for a more detailed discussion on our property.

In addition, disputes over some of our rights of way have prevented the construction and use of certain transmission assets in some areas.

Almost all of our employees are members of a labour union

Almost all our employees are members of a labour union. Our unions are considered to be strong and influential, but we believe that our relations with our unions are generally good, despite certain claims of employees and pensioners against us and occasional strikes. We cannot assure you that favourable relations will continue in the future. From time to time, our employees may engage in industrial action that may disrupt our operations. You should read "Our Business—Employees" for a more detailed discussion of employees and labour unions.

Political and Economic Risks

Political and economic developments in Greece and elsewhere in the European Union could adversely affect our operations

Our business, financial condition, results of operations and prospects, as well as the market price and liquidity of our shares and GDRs, may be adversely affected by events outside our control and, in certain cases, outside the control of the Hellenic Republic. These events include, but are not limited to, the following:

- EU legislation in the electricity sector and environmental regulation;
- Changes in Greek government policy;
- Political instability or military conflict in Europe, the Middle East or elsewhere; and
- Taxation, environmental regulation and other political, economic or social developments affecting Greece.

The occurrence of these and other events could have a material adverse effect on our business, financial condition and results of operations.

European Economic and Monetary Union could have a negative effect on our results of operations

While Greece did not participate in the third stage of European Economic and Monetary Union ("EMU") in 1999, at the EU summit of leaders held on 19th and 20th June, 2000, entry by Greece into the third stage of EMU was ratified, and the Hellenic Republic adopted the euro as the legal currency in Greece on 1st January, 2001. Banknotes and coins denominated in euro are expected to enter into circulation in Greece and other member states of the European Union which have adopted the euro as their currency on 1st January, 2002 and banknotes and coins denominated in Greek drachma are expected to be withdrawn by 28th February, 2002.

To date, we have not experienced any operational or technological difficulties with regard to, or resulting from, the introduction of the euro. We have taken steps to ensure that all our systems are euro-compliant. However, we cannot assure you that the steps we have taken will be sufficient to attain euro-compliance. We may incur additional transition costs in connection with the introduction of the euro and, apart from costs associated with our adoption of the euro, there may be inadvertent costs caused by human errors, systems errors, and other unforeseen problems associated with the introduction of the euro. There can be no assurance that our systems will be fully or successfully converted to the euro by 1st January, 2002.

Risks relating to the Combined Offering

Our articles of incorporation contain significant restrictions on the voting rights of certain shareholders

Our articles of incorporation contain certain provisions which restrict the voting rights of all shareholders other than the Hellenic Republic. No beneficial shareholder (except for the Hellenic Republic), together with its affiliates, may vote more than 5% of our shares at a general assembly of shareholders. There are limited exceptions to this voting limit that permit depositaries, including The Bank of New York, the depositary for our GDRs, to vote, in the aggregate, a greater percentage of shares on behalf of the underlying investors who, individually, hold no more than 5% of our shares.

There has been no prior public market for our shares or GDRs

Prior to the combined offering, there has been no public market for our shares or GDRs and there can be no assurance that an active market will develop or be maintained after the combined offering. Although application has been made to list our shares on the ASE and for the GDRs to be admitted to the official list maintained by the UKLA and to trading by the LSE, we cannot assure you that an active trading market for the shares or GDRs will develop or will be sustained subsequent to the combined offering. The offering price for our shares and GDRs will be determined by the Hellenic Republic and us following discussions with the joint global coordinators.

The Athens Stock Exchange is less liquid than other major stock exchanges

The principal trading market for the shares will be the ASE. The ASE is less liquid than major markets in Western Europe and the United States. As a result, shareholders may have difficulty in buying and selling shares, especially in large numbers. In 2000, the average daily volume on the ASE was approximately GRD 136.7 billion (€ 401.1 million).

The value of the shares and GDRs may be adversely affected by sales of substantial amounts of our shares by the Hellenic Republic or the perception that such sales could occur.

After the combined offering, the Hellenic Republic, directly or indirectly, will own approximately 85% of our share capital (or approximately 84% assuming the exercise of the over-allotment option and no return transfer of shares pursuant to the over-allotment option). We and the Hellenic Republic have agreed that for a period of 180 days after this combined offering, we will not, without the prior written consent of the international managers, directly or indirectly, sell any shares of our company. Nevertheless, future sales of substantial amounts of our shares in the public market by the Hellenic Republic or by any other large shareholders or block of shareholders, or even the perception that such sales could occur, could have a material adverse effect on the market price of the shares and the GDRs.

The price of the shares and the GDRs may be volatile

The market price of the shares and GDRs may be subject to wide fluctuations in response to numerous factors, many of which are beyond our control. These factors include the following:

- Actual or anticipated fluctuations in our operating results;
- The condition of the Greek economy and the economies of the other countries that have adopted the euro as their currency pursuant to EMU;
- Political instability or military conflict in Greece or elsewhere;
- Potential or actual sale of large blocks of our shares or GDRs into the market;
- The entrance of new competitors and their positions in the market;
- Changes in financial estimates by securities analysts;
- Conditions and trends in the electricity sector in Greece and Europe;
- Trends in environmental regulation;
- Our earnings releases; and
- The general state of the securities markets (especially with respect to Greece and the utilities sector).

In addition, stock markets in general, and the ASE in particular, have recently been highly volatile. For example, during the period from 1st January, 2000 to 31st December, 2000, the ASE Composite Index declined by 38.7%. Additionally, for the period from 3rd January, 2001 to 31st October, 2001, the same index declined by 26.5%. You may not be able to trade large amounts of our shares or GDRs during or following periods of volatility.

Privatisation certificates may increase the volatility and the price of the shares and GDRs

The Hellenic Republic has issued two series of privatisation certificates that are still outstanding. The privatisation certificates provide their holders with a right to exchange certificates for shares at a 5% discount in future privatization offerings by the Hellenic Republic. Holders of privatization certificates are entitled to preferential allocation over at least 64% of the shares to be sold by the Hellenic Republic in the combined offering. Any sales of our shares in the public market immediately after the combined offering by privatisation certificate holders who have exchanged their certificates for shares, or even the perception that such sales could occur, could result in increased volatility in the price of the shares and GDRs. We are not able to predict whether and to what extent holders of privatisation certificates will exercise their right to receive shares in this combined offering, or whether they will hold or sell any shares acquired pursuant to the privatisation certificates.

Pre-emptive rights may not be available to U.S. holders of our shares or GDRs

Under Greek law and our articles of incorporation, prior to the issuance of any new shares, we must offer holders of our existing shares pre-emptive rights to subscribe and pay for a sufficient number of shares to maintain their existing ownership percentages. These pre-emptive rights are generally transferable during the subscription period for the related offering and may be quoted on the ASE.

U.S. holders of shares or GDRs may not be able to receive (and trade) or exercise pre-emptive rights for new shares or for shares underlying GDRs unless a registration statement under the Securities Act is effective with respect to such rights or an exemption from the registration requirements of the Securities Act is available. Our decision to file a registration statement with respect to these shares or GDRs will be at our sole discretion and will depend on the costs and potential liabilities associated with any such registration statement, as well as the perceived benefits of enabling U.S. holders of shares or GDRs to exercise their pre-emptive rights and any other factors we may consider appropriate at the time.

If U.S. holders of shares or GDRs are not able to receive (and trade) or exercise pre-emptive rights granted in respect of their shares or the shares represented by their GDRs in any rights offering by us, then they may not receive the economic benefit of such rights. In addition, their proportional ownership interests in the Company will be diluted.

USE OF PROCEEDS

We intend to use our proceeds from the combined offering to repay part of our long-term debt within six months of our share capital increase. We will not receive any proceeds from the sale of shares by the Hellenic Republic.

DIVIDEND POLICY

We may only pay dividends out of profits for the preceding financial year and any distributable reserves after the annual financial statements are approved by the general assembly of shareholders. Before the payment of dividends, we must allocate annually 5% of our net profits to the formation of a legal reserve as provided by our articles of incorporation until this legal reserve equals, or is maintained at a level equal to, at least one-third of our share capital. This reserve cannot be distributed during the life of the Company.

According to our articles of incorporation and Greek law, we must pay a minimum dividend equal to the greater of (a) 6% of our paid-up share capital or (b) 35% of our net profits for that year after the formation of legal reserves. Calculation of all such amounts is based on our financial statements prepared according to Greek GAAP.

We intend to implement a progressive dividend policy which will be in line with our industry peers in Europe. It is our intention to pay a dividend in 2002 subject to receiving any necessary board recommendations and shareholder approval. This will be payable out of profits for the preceding financial year or out of our distributable reserves. As at 31st December, 2000, our distributable reserves (calculated in accordance with Greek GAAP) amounted to approximately GRD 97 billion (€ 284.7 million).

You should read "Description of our Share Capital—Dividends" for a more detailed discussion of the provisions of our articles of incorporation governing our dividends.

EXCHANGE RATES

Almost all of our operations are in Greece and our accounts are denominated in Greek drachma.

The euro was introduced as the official currency of Greece on 1st January, 2001. The Greek drachma remains as a denomination of the euro. The conversion rate between the euro and the Greek drachma was fixed on 20th June, 2000 at the rate of €1 = GRD 340.75.

The following table sets out from 1st January, 1996 through 21st November, 2001, the average, high, low and period-end noon buying rates for the Greek drachma expressed as Greek drachma per U.S. Dollar. The Federal Reserve Bank stopped publishing buying rates for the Greek drachma once the euro became the official currency in Greece. Accordingly, the exchange rate for the period starting 1st January, 2001 has been calculated by converting the noon buying rate for the euro into Greek drachma at the conversion rate between euro and Greek drachma fixed on 20th June, 2000.

	Period End	**Average[1]**	**High**	**Low**
1996	246.96	240.82	247.80	234.58
1997	284.02	273.28	293.60	244.60
1998	279.90	295.70	323.13	276.60
1999	327.90	306.30	329.30	275.80
2000	362.95	365.92	410.30	320.10
2001 (until 21st November)	388.05	380.72	407.11	357.37

(1) The average of the noon buying rates in the City of New York for cable transfers in Greek drachma as certified for customs purposes by the Federal Reserve Bank of New York on the last business day of each full calendar month during the relevant period, except for monthly figures, which are averages for the month.

CAPITALISATION

The following table sets out our capitalisation as at 30th June, 2001 and as adjusted to give effect to the issue of the offer shares and the receipt by the Company of the proceeds of the combined offering, net of estimated fees and expenses. You should read this table together with our financial statements and the related notes contained elsewhere in this offering circular. The sale of our shares by the Hellenic Republic in the combined offering will not change our capitalisation.

Our capitalisation is expected to substantially change upon incorporation of the revaluation of our fixed assets we are conducting and that we intend to incorporate into our financial statements for the financial year ending 31st December, 2002. You should read "Operating and Financial Review and Prospects" for more information on this revaluation.

	As at 30th June, 2001			
	Historical		As adjusted	
	(GRD million)	(euro million)	(GRD million)	(euro million)
Debt				
Short-term borrowings	7,430	22	7,430	22
Current portion of long-term debt	190,895	560	190,895	560
Long-term debt, net of current portion	1,607,711	4,718	1,607,711	4,718
Total debt	1,806,036	5,300	1,806,036	5,300
Shareholders' equity				
Share Capital	220,000	646	232,000	681
Additional paid-in capital	0	0	40,900	120
Accumulated Deficit and Reserves	(159,145)	(468)	(159,145)	(468)
Total shareholders' equity	60,855	178	113,755	333
Total capitalisation	1,866,891	5,478	1,919,791	5,633
Cash and cash equivalents:	121,514	357	174,414	512

(1) Solely for the convenience of the reader, drachma amounts have been translated into euro at the rate of € 1 = GRD 340.75, the conversion rate fixed on 20th June, 2000.

(2) Sale proceeds have been calculated at GRD 4,600 (€ 13.50) per share, the mid-point of the indicative price for institutional investors.

(3) Our long-term debt represents unsecured obligations. Our short-term borrowings represent outstanding repurchase agreements under which securities are used as collateral. You should read notes 20 and 21 to the consolidated financial statements for a description of our short-term debt and long-term borrowings.

There have been no material changes to our capitalisation since 30th June, 2001.

SELECTED FINANCIAL AND OPERATING DATA

The following tables show selected financial data as at and for the three years ended 31st December, 2000 and the six months ended 30th June, 2000 and 2001, together with certain operating data as at and for the three years ended 31st December, 2000 and the six months ended 30th June, 2000 and 2001. The financial data as at and for the years ended 31st December, 1998, 1999 and 2000 has been derived from our audited consolidated financial statements. Our balance sheets as at 31st December, 1998, 1999 and 2000 and our related statements of operations and of cash flows for the three years ended 31st December, 2000 and the related notes, each as prepared in accordance with IAS, are included elsewhere in this offering circular. The selected financial data for our company as at and for the six months ended 30th June, 2000 and 2001, each as prepared in accordance with IAS, have been derived from our audited consolidated financial statements included elsewhere in this offering circular. Our audited consolidated financial statements have been prepared in accordance with IAS, which differ in certain significant respects from Greek GAAP and U.S. GAAP. You should read note 36 and note 37 to the audited consolidated financial statements for a discussion of certain significant differences between IAS and Greek GAAP and between IAS and U.S. GAAP.

You should read this table together with "Operating and Financial Review and Prospects" and our audited consolidated financial statements and the related notes, included elsewhere in this offering circular.

Statements of Operations Data:

	Year ended 31st December,				Six months ended 30th June,			
	1998	1999	2000	2000	2000	2000	2001	2001
	(GRD million)			(euro million)(1)	(GRD million)	(euro million)(1)	(GRD million)	(euro million)(1)
Revenues	848,842	906,246	977,327	2,868	477,396	1,401	501,883	1,473
Payroll cost	260,343	277,588	233,396	685	118,259	347	122,642	360
Fuel cost	266,303	283,730	408,458	1,199	176,724	519	202,201	593
Depreciation & amortisation	53,499	60,629	87,815	257	30,757	90	38,795	114
Other expenses	67,424	81,105	94,520	277	50,609	148	41,581	122
Cost of energy sold	647,569	703,052	824,189	2,418	376,349	1,104	405,219	1,189
Profit from operations	201,273	203,194	153,138	450	101,047	297	96,664	284
Financial income (expense)	(205,439)	(185,102)	(136,002)	(399)	(74,162)	(218)	(49,601)	(146)
Other income (expense)	9,238	12,714	5,235	15	5,489	16	2,177	6
Profit before tax	5,072	30,806	22,371	66	32,374	95	49,240	145
Tax	(6,070)	(9,035)	(13,901)	(41)	(8,842)	(26)	(13,707)	(40)
Profit (loss) after tax	(998)	21,771	8,470	25	23,532	69	35,533	104
Earnings (loss) per share, basic and diluted GRD per share	(4.54)	98.96	38.50	0.11	106.96	0.31	161.51	0.47

(1) Solely for the convenience of the reader, drachma amounts have been translated into euro at the rate of € 1.00 = GRD 340.75, the conversion rate fixed on 20th June, 2000.

(2) The weighted average number of shares throughout each period was 220,000,000.

Balance Sheet Data:

	Year ended 31st December,				Six months ended 30th June,			
	1998	1999	2000	2000	2000	2000	2001	2001
	(GRD million)			(euro million)(1)	(GRD million)	(euro million)(1)	(GRD million)	(euro million)(1)
Assets								
Cash and cash equivalents	19,524	25,493	4,754	14	39,360	115	121,514	357
PPC Personnel Insurance Organisation	0	0	92,878	273	51,606	151	35,879	105
Other current assets	423,454	465,332	433,129	1,271	436,940	1,282	431,654	1,267
Fixed assets, net	1,659,898	1,787,487	1,970,723	5,783	1,864,122	5,471	2,046,079	6,005
Other non-current assets	61,628	61,043	55,909	164	55,416	163	54,898	161
Total assets	2,164,504	2,339,355	2,557,393	7,505	2,447,444	7,182	2,690,024	7,894
Liabilities and Equity								
Current portion of debt	304,030	270,362	208,964	613	191,924	563	198,325	582
Other current liabilities	171,896	191,950	230,485	676	225,460	662	239,441	703
Long-term debt, net of current portion	1,184,759	1,320,589	1,537,453	4,512	1,449,714	4,254	1,607,711	4,718
Other non-current liabilities	491,081	521,742	539,637	1,584	524,222	1,538	583,692	1,713
Total liabilities	2,151,766	2,304,643	2,516,539	7,385	2,391,320	7,017	2,629,169	7,716
Equity								
Share capital	0	0	220,000	646	0	0	220,000	646
State contributions	38,797	38,797	0	0	38,797	114	0	0
Accumulated Deficit and Reserves	(26,059)	(4,085)	(179,146)	(526)	17,327	51	(159,145)	(468)
Total equity	12,738	34,712	40,854	120	56,124	165	60,855	178
Total liabilities and equity	2,164,504	2,339,355	2,557,393	7,505	2,447,444	7,182	2,690,024	7,894

(1) Solely for the convenience of the reader, drachma amounts have been translated into euro at the rate of €1.00 = GRD 340.75, the conversion rate fixed on 20th June, 2000.

Cash Flow Data:

	Year ended 31st December,			Six months ended 30th June,				
	1998	1999	2000	2000	2000	2000	2001	2001
	(GRD million)			(euro million)	(GRD million)	(euro million)	(GRD million)	(euro million)
Cash Flow Data:								
Net Cash from Operating Activities	233,637	238,710	220,568	647	143,361	421	197,872	581
Net Cash used in Investing Activities	(187,305)	(163,935)	(261,536)	(768)	(96,140)	(282)	(91,810)	(269)
Net Cash from (used in) Financing Activities	(46,540)	(68,806)	20,229	59	(33,354)	(98)	10,698	31
Net increase (decrease) in cash and cash equivalents	(208)	5,969	(20,739)	(61)	13,867	41	116,760	343
Cash and cash equivalents at beginning of year/period	19,732	19,524	25,493	75	25,493	75	4,754	14
Cash and cash equivalents at end of year/period	19,524	25,493	4,754	14	39,360	116	121,514	357

(1) Solely for the convenience of the reader, drachma amounts have been translated into euro at the rate of €1.00 = GRD 340.75, the conversion rate fixed on 20th June, 2000.

Selected Operating Data (unaudited):

	Year ended 31st December,			Six months ended 30th June,	
	1998	1999	2000	2000	2001
Installed capacity (MW)	10,296	10,997	11,121	11,093	11,158
Power output (GWh)	41,834	44,777	48,483	23,732	22,742
Capital expenditure (GRD million) (audited)	234,017	226,484	311,039	126,409	133,233

Selected Illustrative Financial Information

Arthur Andersen have qualified their audit report in respect of the audited consolidated financial statements included in this offering circular as to, *inter alia*, the sufficiency of detail of our fixed asset register. American Appraisal have issued a report, a summary of which is included in this offering circular, setting out the criteria used to derive the fair market value of our fixed assets. The selected illustrative financial information below has been derived from note 12 to the audited consolidated financial statements. The American Appraisal valuation was based on a number of assumptions which are set out in their summary report included in this offering circular. The illustrative financial information in note 12 has been prepared to provide the reader with a better understanding of the impact that a revaluation of our fixed assets recorded for the year ended 31st December, 2000, using American Appraisal's valuation of our fixed assets, would have had on our equity and statements of operations. The selected illustrative financial information below, which has been prepared in accordance with IAS, does not show separately those items in the statements of operations and balance sheet that are not impacted by the adjustment of asset values. You should read note 12 to the consolidated audited financial statements for more information on this illustrative financial information.

The revaluation would have resulted in an increase in fixed assets of GRD 990,369 million (€ 2,906 million). According to the illustrative asset values shown in note 12 to the audited consolidated financial statements, depreciation and amortisation for the year ended 31st December, 2000 would have been GRD 151,132 million (€ 443.5 million) as compared with GRD 73,041 million (€ 214.3 million) on a historical basis, as reflected in the audited consolidated financial statements for the same period. The increase in these charges reflects the effect of the higher value of fixed assets. According to the illustrative asset values shown in note 12 to the audited consolidated financial statements, loss after tax for the year ended 31st December, 2000 would have been GRD 69,621 million (€ 204.3 million) as compared with a profit after tax of GRD 8,470 million (€ 24.9 million) on a historical basis, as reflected in the audited consolidated financial statements for the same period due to increased depreciation resulting from higher fixed asset values. The following summary presents certain of the selected illustrative financial information included in note 12 to the audited consolidated financial statements.

Statements of Operations Data:

	Year ended 31st December, 2000			Six months ended 30th June, 2000			Six months ended 30th June, 2001		
	Audited GRD million	Illustrative GRD million	Illustrative euro million(1)	Audited GRD million	Illustrative GRD million	Illustrative euro million(1)	Audited GRD million	Illustrative GRD million	Illustrative euro million(1)
Revenue	977,327	977,327	2,868	477,396	477,396	1,401	501,883	501,883	1,473
Operating expenses (excluding depreciation)	751,148	751,148	2,204	345,592	345,592	1,014	366,424	366,424	1,075
Depreciation & Amortisation	73,041	151,132	443	30,757	71,671	210	38,795	80,854	238
Other	130,767	130,767	384	68,673	68,673	202	47,424	47,424	139
Profit (loss) before tax	22,371	(55,720)	(163)	32,374	(8,540)	(25)	49,240	7,181	21
Provision for income tax(2)	(13,901)	(13,901)	(41)	(8,842)	(8,842)	(26)	(13,707)	(13,707)	(40)
Profit (loss) after tax	8,470	(69,621)	(204)	23,532	(17,382)	(51)	35,533	(6,526)	(19)

(1) Solely for the convenience of the reader, drachma amounts have been translated into euro at the rate of € 1 = GRD 340.75, the conversion rate fixed on 20th June, 2000.

(2) The tax deductibility of the additional depreciation charge which relates to the fixed assets appraisal has been approved by the Ministry of Finance, but its exact application and extent is still to be determined. Accordingly, the related tax effect is not reflected in the above provision.

Balance Sheet Data:

	Year ended 31st December, 2000		
	Audited GRD million	Illustrative GRD million	Illustrative euro million[1]
Assets			
Fixed assets	1,971,987	2,962,356	8,694
Other assets	585,406	585,406	1,718
Total assets	2,557,393	3,547,762	10,412
Liabilities and Shareholders' Equity			
Liabilities	2,516,539	2,516,539	7,385
Shareholders' Equity			
Share Capital	220,000	220,000	646
Appraisal surplus, net	0	990,369	2,907
Accumulated deficit and reserves	(179,146)	(179,146)	(526)
Total equity	40,854	1,031,223	3,027
Total liabilities and equity	2,557,393	3,547,762	10,412

(1) Solely for the convenience of the reader, drachma amounts have been translated into euro at the rate of € 1.00 = GRD 340.75, the conversion rate fixed on 20th June, 2000.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following information together with the information in "Selected Financial and Operating Data" and the financial statements and related notes included in this offering circular. We have prepared the financial statements and related notes in accordance with IAS which differ in certain respects from Greek GAAP and U.S. GAAP. For a summary of significant differences between IAS and Greek GAAP and between IAS and U.S. GAAP that are relevant to our financial statements, you should read note 36 and note 37 to the audited consolidated financial statements. Our auditors, Arthur Andersen, have qualified their audit report with respect to the IAS financial statements included in this offering circular as to the sufficiency of detail of our fixed asset register, which precluded them from performing certain audit tests, and the absence of provisions in our financial statements, prior to 2000, for pensions and social security liabilities. You should read the "Independent Auditors' Report" included elsewhere in this offering circular for more information.

Overview

Tariffs, regulation and competition

Almost all of our revenue comes from electricity sales. The price of electricity has historically been determined by the Greek government through its setting of tariffs. Our revenues have therefore been dependent on the demand for electricity and the electricity tariffs we are required to charge. Since the enactment of the Liberalisation Law, the Minister of Development, acting on the RAE's recommendation, must approve all electricity tariffs, other than those charged by suppliers to Eligible Customers. However, for so long as we supply at least 70% of the Eligible Customer market, the Ministry of Development will continue to set the maximum electricity tariff that we may charge to Eligible Customers. You should read "Our Business—The Greek electricity market under the new regulatory framework" for a more detailed discussion of Eligible Customers.

For the periods covered by the financial statements included in this offering circular, our revenues from electricity sales consist of usage charges paid by each customer based upon the amount of electricity actually consumed at the electricity tariffs charged and the level of service required (either low, medium or high voltage). In the future, we expect our revenues from electricity sales to consist also of tariffs charged to all electricity suppliers who will use our distribution network to supply electricity to their customers. In addition, we will be receiving payments from the HTSO under the Transmission Control Agreement in our capacity as owner of the interconnected transmission system. However, for as long as there is an absence of meaningful competition in the electricity market in Greece, we do not expect these revenues to have a significant effect on our results.

In addition, as the incumbent electricity provider in Greece, we are subject to public service obligations which may not be imposed on prospective competitors. For example, we are required under the Liberalisation Law to supply electricity to all customers who are not supplied by anyone else as well as to supply electricity on the autonomous islands at the same tariffs as in the interconnected system. Our public service obligations also consist of an obligation to supply agricultural customers at low tariffs, obligations to provide irrigation water from our hydroelectric reservoirs and an obligation to buy electricity generated from renewable resources. Under the Liberalisation Law, a special account established by the RAE and administered by the HTSO will provide limited compensation for the provision of public service obligations, from which the HTSO will make payments to all entities within the Greek electricity industry responsible for meeting public service obligations. We will only receive compensation from this account, as administered by the HTSO, to the extent there are competitors and only in proportion to our public service obligations compared with the public service obligations of our competitors. We do not expect the full cost of our public service obligations to be covered by compensation provided by the special account administered by the HTSO or through passing the relevant cost to the customers through the tariffs, even if approved by the European Union. The Minister of National Economy has indicated the Hellenic Republic's intention to compensate us for some of the costs related to public service obligations in an amount of GRD 55 billion (€ 161 million) per year. The first of these payments is scheduled to take place in 2002 and the payments will cease in 2004 or earlier if an alternative mechanism for compensation is put into place. These payments are subject to compliance by the Hellenic Republic with Greek and European Union law. You should read "Regulation of the Greek Electricity Sector—Tariffs" for a more detailed discussion of tariffs and public service obligations.

Except as described below, electricity tariffs were increased by 3% for all customers in July 1998 and in September 2000, and by between 3.5% and 5% in July 2001. Tariffs for residential customers decreased by 7.5% in December 1999. We sell electricity to two large customers, Aluminium and the state-owned Larco at heavily discounted tariffs. These customers accounted for 8% of electricity sold and for 3% of our revenues in the year ended 31st December, 2000. We expect to continue to sell to them under the same terms over the next few years. We are currently involved in arbitration proceedings with Aluminium regarding the price at which we sell to them and are claiming an increase in this price. You should read "Relationship with the Selling Shareholder" and "Our Business—Distribution" for a more detailed discussion on these customers.

The Minister of Development, upon the recommendation of the RAE, is considering a new tariff framework that we expect to take effect in the near future. The last two tariff increases, which occured in September 2000 and July 2001, respectively, have been broadly in line with inflation. The Minister of Development has recently made a statement indicating the criteria under which tariffs will be set in the near term. As a result, we expect that electricity tariffs will increase broadly in line with inflation and result in increases in our revenues. You should read "Regulation of the Greek Electricity Sector—Tariffs" for a more detailed discussion on tariffs.

The regulatory framework for the Greek electricity industry has changed significantly over the past year as a result of European Union and Greek government measures designed to increase competition in the electricity market. These changes will have a number of significant effects on our business, such as increasing competition when tariffs are further increased. We do not believe that, under the current tariff regime, we will face any significant competition in the Greek electricity market. You should read "Our Business" and "Regulation of the Greek Electricity Sector" for a more detailed discussion of these changes.

Economic background

Inflation in Greece was 4.5% in 1998, 2.1% in 1999 and 2.9% in 2000.

During the past decade, economic growth in Greece has been higher than the average for the European Union. From 1998 to 2000, Greece's real gross domestic product grew at an average annual rate of approximately 4%, as compared with an average annual rate of approximately 3% for the European Union. Growth in electricity demand in Greece has generally exceeded growth in gross domestic product. This is due principally to the significantly lower level of electricity consumption in Greece when compared to the EU average and reflects the tendency to converge to the EU average.

Interest rates in Greece have declined significantly over the period covered by the financial statements included in this offering circular, driven by Greece's entry into EMU on 1st January, 2001. Market long-term rates in Greece for Greek government bonds declined from an average of 8.5% in 1998 to an average of 5.4% in June 2001. Short-term rates for six-month ATHIBOR declined from an annualised average of 12.7% in 1998 to an annualised average of 4.3% in June 2001. The official discount rate of the Bank of Greece decreased from 11.9% on 1st January, 1998 to approximately 5.5% on 30th June, 2001. As of 1st January, 2001, Greece's monetary policy is set by the European Central Bank.

Asset Revaluation

Earlier this year, we engaged American Appraisal (Hellas) Limited ("American Appraisal") to value our fixed assets in order to reflect their fair market value as at 31st December, 2000. American Appraisal issued a report in September 2001, a summary of which is contained in the Appendix to this offering circular, setting out the criteria used to derive the fair market value of our fixed assets. We are in the process of revaluing our fixed assets, however, the fixed asset values in our audited consolidated financial statements included in this offering circular for the year ended 31st December, 2000 do not reflect the fair market value of such assets as established in the American Appraisal valuation. This is because we have not yet completed our fixed asset register, which we intend to complete by December 2002 and which will contain a comprehensive list as well as the fair market value of our fixed assets.

Once this is completed, and as allowed under Greek law, we intend to incorporate the results of our revaluation into our financial statements as at and for the year ended 31st December, 2002, which, according to law, will be the end of our first financial year as a *société anonyme* further to completion of the fixed asset register. Because the results of this revaluation will not be incorporated into our financial statements as at and for the year ended 31st December, 2001, a note providing illustrative information will be included for that financial year and also for interim financial statements for the financial year 2002.

The IAS financial statements presented herein include illustrative financial information, for the purposes of providing the reader with a better understanding of the impact that a revaluation of our fixed assets recorded for the year ended 31st December, 2000, using American Appraisal's valuation of our fixed assets, would have had on our equity and statements of operations. You should also read note 12 to the audited consolidated financial statements for an illustration of the effect the revaluation would have on our equity and statements of operations under the assumption that this revaluation had been recorded in the financial year ended 31st December, 2000.

Business Units

Prior to 2001, we managed our operations on an integrated basis, without separate identifiable business units. As part of our transformation into a *société anonyme*, effective on 1st January, 2001, in order to compete more effectively in a liberalised market, and in accordance with EU Directives and Greek law, we are implementing a new organisational and management structure which more closely reflects our core business operations. This structure is intended to improve the performance of our four business units—Generation, Transmission, Distribution and Mining. Each business unit is now responsible for controlling its own costs and achieving its own operating targets. We have no separately reportable segments for 1998, 1999 and 2000 as we previously have not accounted for our business in that manner. We will be presenting segment information, as required under IAS, for each of the Generation, Transmission and Distribution business units in the financial statements for the year commencing 1st January, 2002, the first period for which segmental information will be available, and subsequent periods. We expect that our mining activities will be accounted for as a cost of the Generation business unit in our accounting segment information. Revenues for the Generation business unit will be generated through internal transfer pricing arrangements with our Distribution business unit. Revenues for the Transmission business unit will consist of payments from the HTSO under the Transmission Control Agreement in our capacity as owner of the interconnected transmission system. Revenues for the Distribution business unit will consist of sales of electricity as well as tariffs charged to all electricity suppliers who will use our distribution network to supply electricity to their customers.

Revenue Recognition

For the periods covered by the financial statements included in this offering circular, almost all of our revenues came from electricity sales. The remaining balance of our revenues are from insignificant sales of lignite bricquets and dried lignite, ash and steam to industrial customers in Greece and receive commissions from the municipal and governmental authorities for the collection of municipal, public television and radio duties. These sales and commissions accounted for approximately 1% of our total revenues for the six months ended 30th June, 2001.

Our revenues from electricity sales consist of usage charges paid by each customer based upon the amount of electricity actually consumed at the electricity tariffs charged and the level of service required (either low, medium or high voltage). For large consumption customers, meters are read and bills are issued on a monthly basis. Metering the consumption of small- and medium-sized customers takes place every four months. However, bills are issued to these customers every two months and are based on the actual meter reading or an estimation of consumption based on previous usage. Connection fees are not recognised as revenues but instead considered a customer's contribution to the costs of our assets (such as meters and cables) which is amortised over the related assets' useful life.

Revenues from electricity sales are recognised on an accrual basis.

Internal Control

We are currently reviewing our internal control systems (which require changes to bring them in line with international standards) in order to improve transparency and decision making procedures.

Results of operations—overview

Solely for the convenience of the reader, drachma amounts have been translated into euro at the rate of € 1 = GRD 340.75, the conversion rate fixed on 20th June, 2000. You should be aware that drachma amounts presented in this offering circular for periods prior to 20th June, 2000 have been translated into euro assuming the same conversion rate of € 1 = GRD 340.75.

The following table shows certain financial data from our statements of operations for the years ended 31st December, 1998, 1999 and 2000 and for the six months ended 30th June, 2000 and 2001:

	Year ended 31st December,			Six months ended 30th June,	
	1998	1999	2000	2000	2001
			(GRD million)		
Revenues:	848,842	906,246	977,327	477,396	501,883
Expenses:					
Payroll cost	217,287	231,837	233,396	118,259	122,642
Pension deficit	43,056	45,751	—	—	—
Fossil fuel	128,463	130,209	138,696	68,072	66,100
Liquid fuel	103,791	109,532	165,479	67,179	68,305
Natural gas	18,171	38,135	93,610	38,439	53,499
Depreciation and amortisation	53,499	60,629	73,041	30,757	38,795
Impairment loss	—	—	14,774	—	—
Utilities and maintenance	19,210	24,121	27,015	12,458	10,758
Materials and consumables	19,460	22,381	23,900	13,238	12,808
Energy purchases	15,878	5,854	10,673	3,034	14,297
Third party fees	3,467	4,382	6,167	2,111	3,352
Taxes and duties	4,609	4,976	5,239	2,684	3,632
Provisions	5,840	10,465	7,760	3,818	4,148
Other expenses	14,838	14,780	24,439	16,300	6,883
Cost of energy sold	647,569	703,052	824,189	376,349	405,219
Profit from operations	201,273	203,194	153,138	101,047	96,664
Financial expenses	(167,004)	(131,871)	(114,833)	(56,461)	(48,240)
Financial income	12,915	15,362	11,427	5,707	2,950
Foreign currency losses	(51,350)	(68,593)	(32,596)	(23,408)	(4,311)
Other income (expense)	9,238	12,714	5,235	5,489	2,177
Profit (loss) before tax	5,072	30,806	22,371	32,374	49,240
Provision for income taxes (current)	(6,070)	(9,035)	(13,901)	(8,842)	(13,707)
Profit (loss) after tax	(998)	21,771	8,470	23,532	35,533

The following table shows certain financial data from our statements of operations for the years ended 31st December, 1998, 1999 and 2000 and for the six months ended 30th June, 2000 and 2001, expressed in each case as a percentage of revenues:[1]

	Year ended 31st December,			Six months ended 30th June,	
	1998	1999	2000	2000	2001
	(percentage)				
Expenses:					
Payroll cost	25.5	25.5	23.8	24.7	24.4
Pension deficit	5.0	5.0	—	—	—
Fossil fuel	15.1	14.3	14.1	14.2	13.1
Liquid fuel	12.2	12.0	17.0	14.0	13.6
Natural gas	2.1	4.2	9.5	8.0	10.6
Depreciation and amortisation	6.3	6.7	7.4	6.4	7.7
Utilities and maintenance	2.2	2.6	2.7	2.6	2.1
Materials and consumables	2.2	2.4	2.4	2.7	2.5
Energy purchases	1.8	0.6	1.0	0.6	2.8
Third party fees	0.4	0.4	0.6	0.4	0.6
Taxes and duties	0.5	0.5	0.5	0.6	0.7
Provisions	0.7	1.2	0.8	0.8	0.8
Other expenses	1.7	1.6	2.5	3.4	1.3
Cost of energy sold	76.2	77.5	84.3	78.8	80.7
Profit from operations	23.7	22.4	15.6	21.1	19.2
Financial expenses	19.7	14.5	11.7	11.8	9.6
Financial income	1.5	1.6	1.2	1.2	0.6
Foreign currency losses	6.0	7.5	3.3	4.9	0.8
Other income (expense)	1.0	1.4	0.5	1.1	0.4
Profit (loss) before tax	0.6	3.3	2.2	6.7	9.8
Provision for income taxes (current)	0.7	0.9	1.4	1.8	2.7
Profit (loss) after tax	—	2.4	0.8	4.9	7.0
Revenues	100	100	100	100	100

(1) Individual ratios may not sum to total due to rounding.

Results of operations for the six-month periods ended 30th June, 2000 and 2001

Revenues

The following table shows the different sources of our revenues for the six-month periods ended 30th June, 2000 and 2001:

	Six months ended 30th June,	
	2000	2001
	(GRD million)	
Revenues:		
Revenue from energy sales	472,087	496,240
Other(1)	5,309	5,643
Total revenues	477,396	501,883

(1) Other revenues include sales of lignite bricquets and dried lignite, ash and steam to industrial customers in Greece as well as commissions received from the municipal and governmental authorities for the collection of municipal, public television and radio duties.

Total revenues increased from GRD 477,396 million (€ 1,401.0 million) for the first six months of 2000 to GRD 501,883 million (€ 1,472.8 million) for the same period in 2001, an increase of GRD 24,487 million (€ 71.8 million), or 5.1%. This increase was attributable to higher volume of sales as well as a 3% increase in tariffs for all customers, except for Larco and Aluminium, in September 2000.

Expenses

The table below shows a breakdown of our expenses for each of the following periods:

	Six months ended 30th June,	
	2000	2001
	(GRD million)	
Expenses:		
Payroll cost	118,259	122,642
Fossil fuel	68,072	66,100
Liquid fuel	67,179	68,305
Natural gas	38,439	53,499
Depreciation and amortisation	30,757	38,795
Utilities and maintenance	12,458	10,758
Materials and consumables	13,238	12,808
Energy purchases	3,034	14,297
Third party fees	2,111	3,352
Taxes and duties	2,684	3,632
Provisions	3,818	4,148
Other expenses	16,300	6,883
Total expenses	376,349	405,219

Expenses increased from GRD 376,349 million (€ 1,104.4 million) for the first six months of 2000 to GRD 405,219 million (€ 1,189.1 million) for the same period in 2001, an increase of GRD 28,870 million (€ 84.7 million), or 7.6%. The increase in costs was due principally to an increase in both volume (9.8%) and price (26.8%) of natural gas, amounting to GRD 15,060 million (€ 44.1 million) over this period. The increase in the volume of natural gas was due to the increased operation of our gas-fired power stations as a result of lower rainfalls during this period which led to lower power output from our hydroelectric power stations. In addition, our gas-fired power station in Lavrio became fully operational during this period. Energy purchases also increased by GRD 11,263 million (€ 33.0 million), or 371.2%, primarily through imports to take advantage of the lower cost electricity imports during a period of high fuel prices.

The increase in expenses was also attributable to an increase in payroll cost of GRD 4,383 million (€ 12.8 million) over the same period, as a result of an approximately 6% increase in employees'

wages, pursuant to our collective bargaining agreement with the General Federation of PPC Employees ("GENOP"). The increase in payroll cost over this period was partially offset by a decrease in employee numbers of approximately 3.8%. Payroll cost consists of wages and employee benefits for all of our employees, except for the employees of our Mining business unit, whose payroll cost are accounted for in the cost of fossil fuel production, and certain employees involved in the construction of fixed assets, whose payroll cost is capitalised. For the six months ended 30th June, 2001, payroll cost reflected in our statements of operations represented 67.0% of total payroll cost, as compared with 66.2% for the same period in 2000. The following table shows our total payroll cost less capitalisation of payroll to fixed assets, payroll included in fossil fuel production and payroll cost of the PIO, which is subsequently refunded by the Hellenic Republic:

	Six months ended 30th June,	
	2000	2001
	(GRD million)	
Total payroll cost	178,550	182,901
Less:		
—Capitalisation of payroll to fixed assets	(20,916)	(20,204)
—Payroll cost included in fossil fuel production	(36,012)	(36,099)
—Payroll of the PIO	(3,363)	(3,956)
Payroll cost per statement of operations	118,259	122,642

Depreciation and amortisation increased from GRD 30,757 million (€ 90.2 million) for the first six months of 2000 to GRD 38,795 million (€ 113.8 million) for the same period in 2001, an increase of GRD 8,038 million (€ 23.5 million), or 26.1%. This increase was attributable principally to assets acquired or entering service in late 2000 and first half of 2001, particularly new machinery, buildings and assets for our mines. Under IAS, depreciation of an asset is calculated on a straight line basis at rates that are substantially equivalent to the average rates of the estimated economic useful life of the asset. The amounts discussed do not include amortisation of deferred subsidy income and depreciation included in fossil fuel production cost. You should read note 32 and note 12 to the audited consolidated financial statements for more information on these charges.

Other expenses decreased from GRD 16,300 million (€ 47.8 million) for the first six months of 2000 to GRD 6,883 million (€ 20.2 million) for the same period in 2001, a decrease of GRD 9,417 million (€ 27.6 million), or 57.7%, reflecting primarily a write-off of VAT claims in 2000.

Profit from operations

Profit from operations decreased from GRD 101,047 million (€ 296.5 million) for the first six months of 2000 to GRD 96,664 million (€ 283.6 million) for the same period in 2001, a decrease of GRD 4,383 million (€ 12.8 million), or 4.3%, principally due to higher natural gas costs and lower hydroelectric output which caused us to rely more on electricity imports.

Financial expense

Financial expense consists primarily of interest charged on our borrowings, principally for capital expenditure for the expansion and upgrading of our generation, transmission and distribution capabilities. Financial expense decreased from GRD 56,461 million (€ 165.6 million) for the first six months in 2000 to GRD 48,240 million (€ 141.5 million) for the same period in 2001, a decrease of GRD 8,221 million (€ 24.1 million), or 14.6%, due to lower average interest rates for the period. Our total debt increased by 10% from GRD 1,642 billion (€ 4.82 billion) at 30th June, 2000 to GRD 1,806 billion (€ 5.3 billion) at 30th June, 2001 as a result of increased borrowings during this period for capital expenditure.

Financial income

Financial income consists of interest on our time deposits, interest on government bonds issued to us by the Hellenic Republic and penalties for late payments by our customers. Financial income decreased from GRD 5,707 million (€ 16.7 million) for the first six months in 2000 to GRD 2,950 million

(€ 8.6 million) for the same period in 2001, a decrease of GRD 2,757 million (€ 8.0 million), or 48.3%. This decrease was attributable principally to lower interest rates on time deposits and financial penalties, as well as lower amounts in time deposits during this period.

Foreign currency losses

Foreign currency losses are associated with borrowings denominated in currencies other than the Greek drachma or the euro, subsequent to 1st January, 2001, and losses associated with the depreciation of the euro against those currencies. In addition, foreign currency losses are associated with agreements we enter into with foreign suppliers with respect to purchase of equipment. These purchases are mainly denominated in U.S. dollars and Swiss francs. We are also subject to exchange rate exposure for liquid fuel purchases since these purchases are denominated in U.S. dollars. Foreign currency losses decreased from GRD 23,408 million (€ 68.6 million) for the first six months in 2000 to GRD 4,311 million (€ 12.6 million) for the first six months in 2001, a decrease of GRD 19,097 million (€ 56.0 million) or 81.6%, mainly as a result of Greece's entry into EMU.

Other income (expense)

Other income consists principally of disposal of fixed assets, governmental subsidies in respect of employee training and development costs, disposal of securities and materials and payments by contractors under penalty clauses. Other income decreased from GRD 5,489 million (€ 16.1 million) for the first six months of 2000 to GRD 2,177 million (€ 6.3 million) for the same period in 2001, a decrease of GRD 3,312 million (€ 9.7 million), or 60.3%. This decrease was due primarily to increased expenses which more than offset higher payments by contractors under penalty clauses. You should read note 35 to the audited consolidated financial statements for more information on other income.

Income taxes

The following table shows a breakdown of our income taxes for the periods indicated:

	Six months ended 30th June,	
	2000	2001
	(GRD million)	
Income taxes:		
Current income taxes	11,831	18,932
Deferred income taxes	(2,989)	(5,225)
Total provision for income taxes	8,842	13,707

We recorded a total tax provision of GRD 13,707 million (€ 40 million) in the first six months of 2001 as compared with GRD 8,842 million (€ 25.9 million) for the same period in 2000, an increase of 55.0% reflecting higher profit before tax. Under Greek law, we are subject to an income tax rate of 35%. Following the admission of our shares on the ASE pursuant to the Greek offering, we will be subject to the same income tax rate. Our effective tax rate for the six months ended 30th June, 2001 and 2000 was approximately 27%. The main reason for the effective tax rate being lower than the statutory rate is primarily high non-taxable profits which more than offset non-tax deductible expenses.

Profit after tax

Profit after tax increased from GRD 23,532 million (€ 69.0 million) in 2000 to GRD 35,533 million (€ 104.2 million) in 2001, an increase of GRD 12,001 million (€ 35.2 million), or 51%. This increase was due principally to an increase in operating income and lower foreign currency losses.

Results of operations for the years ended 31st December, 1998, 1999 and 2000

Revenues

The following table shows the different sources of our revenues for the years ended 31st December, 1998, 1999 and 2000:

	Year ended 31st December,		
	1998	1999	2000
		(GRD million)	
Revenues:			
Revenue from energy sales	839,980	897,054	966,285
Other(1)	8,862	9,192	11,042
Total revenues	848,842	906,246	977,327

(1) Other revenues include sales of lignite bricquets and dried lignite, ash and steam to industrial customers in Greece as well as commissions received from the municipal and governmental authorities for the collection of municipal, public television and radio duties.

2000 compared with 1999. Total revenues increased from GRD 906,246 million (€ 2,659.5 million) in 1999 to GRD 977,327 million (€ 2,868.1 million) in 2000, an increase of GRD 71,081 million (€ 208.6 million), or 7.8%, due to higher volumes of sales and a 3% increase in tariffs for all customers, except for Larco and Aluminium, in September 2000.

1999 compared with 1998. Total revenues increased from GRD 848,842 million (€ 2,491.0 million) in 1998 to GRD 906,246 million (€ 2,659.5 million) in 1999, an increase of GRD 57,404 million (€ 168.4 million), or 6.8%, due to higher volumes of sales and a 3% increase in tariffs for all customers, except for Larco and Aluminium, in July 1998.

Expenses

The following table shows a breakdown of our expenses for each of the following years:

	Year ended 31st December,		
	1998	1999	2000
		(GRD million)	
Expenses:			
Payroll cost	217,287	231,837	233,396
Pension deficit	43,056	45,751	—
Fossil fuel	128,463	130,209	138,696
Liquid fuel	103,791	109,532	165,479
Natural gas	18,171	38,135	93,610
Depreciation and amortisation	53,499	60,629	73,041
Impairment loss	0	0	14,774
Utilities and maintenance	19,210	24,121	27,015
Materials and consumables	19,460	22,381	23,900
Energy purchases	15,878	5,854	10,673
Third party fees	3,467	4,382	6,167
Taxes and duties	4,609	4,976	5,239
Provisions	5,840	10,465	7,760
Other expenses	14,838	14,780	24,439
Total expenses	647,569	703,052	824,189

2000 compared with 1999. Expenses increased from GRD 703,052 million (€ 2,063.2 million) in 1999 to GRD 824,189 million (€ 2,418.7 million) in 2000, an increase of GRD 121,137 million (€ 355.5 million) or 17.2%. Fuel costs (liquid fuel and natural gas) in 2000 increased by GRD 111,422 million (€ 326.9 million) or 75.4%, as compared with 1999 as a result of an increase in fuel oil prices in 2000. This increase was principally due to an increase in heavy fuel oil price (57%) and an increase in both volume (44.3%) and price (70.1%) of natural gas purchased. The increase in the volume of gas was

mainly due to the commencement of operations of one unit of our gas-fired power station in Lavrio. Energy purchases increased from GRD 5,854 million (€ 17.1 million) to GRD 10,673 million (€ 31.3 million), an increase of GRD 4,819 million (€ 14.1 million) or 82.3%, primarily to meet demand and to take advantage of the lower cost electricity imports during a period of high fuel prices.

We recorded an impairment loss for an amount of GRD 14,774 million (€ 43.3 million) for the first time in 2000 relating to our hydroelectric power stations. This loss reflects the determination of management that certain assets had suffered permanent impairment following the valuation of the fixed assets conducted by American Appraisal.

The increase in expenses was partially offset by the elimination of pension deficit expenses following the creation of the Personnel Insurance Organisation, (the "PIO"). As of 1st January, 2000, the PIO took over our responsibilities for meeting liabilities in respect of pensions, healthcare for our employees and pensioners, and other social security expenses. The pension deficit for 1999 was GRD 45,751 million (€ 134.2 million). In 2000, payroll cost increased from GRD 231,837 million (€ 680.3 million) for 1999 to GRD 233,396 million (€ 684.9 million) for 2000, an increase of GRD 1,559 million (€ 4.5 million), or 0.67%. This increase was the result of an approximately 6% increase in employees' wages, pursuant to our collective agreement with GENOP, which more than offset a 2.8% reduction in our number of employees over the same period. For the year ended 31st December, 2000, payroll cost reflected in our statements of operations represented 65.8% of total payroll cost, as compared with 67.8% for the year ended 31st December, 1999. The following table shows our total payroll cost less capitalisation of payroll to fixed assets, payroll included in fossil fuel production and payroll cost of the PIO, which is subsequently refunded by the Hellenic Republic:

	Year ended 31st December,		
	1998	1999	2000
		(GRD million)	
Total payroll cost	321,620	341,645	354,484
Less:			
—Capitalisation of payroll to fixed assets	(38,941)	(40,645)	(41,617)
—Payroll cost included in fossil fuel production	(65,392)	(69,163)	(72,349)
—Payroll of the PIO	—	—	(7,122)
Payroll cost per statement of operations	217,287	231,837	233,396

Other expenses increased by GRD 14,780 million (€ 43.3 million) in 1999 to GRD 24,439 million (€ 71.7 million) in 2000, an increase of GRD 9,659 million (€ 28.3 million), or 65.3%, primarily due to a provision for settlement of a VAT claim.

Depreciation and amortisation increased from GRD 60,629 million (€ 177.9 million) in 1999 to GRD 73,041 million (€ 214.3 million) in 2000, an increase of GRD 12,412 million (€ 36.4 million), or 20.4%, principally as a result of additional fixed assets entering service in 2000, particularly mines and machinery. The amounts discussed do not include amortisation of deferred subsidy income and depreciation included in fossil fuel production cost. You should read note 32 and note 12 to the audited consolidated financial statements for more information on these charges.

1999 compared with 1998. Expenses increased from GRD 647,569 million (€ 1,900.4 million) in 1998 to GRD 703,052 million (€ 2,063.2 million) in 1999, an increase of GRD 55,483 million (€ 162.8 million), or 8.5%. Costs for natural gas increased by GRD 19,964 million (€ 58.5 million), or 109.8%, due principally to higher volumes resulting from increased operation of our gas-fired power stations. Electricity imports decreased by GRD 10,024 million (€ 29.4 million), or 63.1%, in 1999 as compared with 1998 mainly due to higher production from our hydroelectric power stations following increased rainfalls. Provisions increased by GRD 4,625 million (€ 13.5 million), or 79.1%, principally due to increased provisions for doubtful accounts compared with 1998. We make provisions for doubtful accounts on balances outstanding for more than 12 months for low voltage customers. For medium and high voltage customers, we make provisions for doubtful accounts on an individual basis for specific balances outstanding.

Utilities expenses increased from GRD 19,210 million (€ 56.3 million) in 1998 to GRD 24,121 million (€ 70.8 million) in 1999, an increase of GRD 4,911 million (€ 14.4 million), or 25.6%, due principally to high repair costs for our Lavrio complex in 1999.

Depreciation and amortisation increased from GRD 53,499 million (€ 157.0 million) in 1998 to GRD 60,629 million (€ 177.9 million) in 1999, an increase of GRD 7,130 million (€ 20.9 million), or 13.3%, principally as a result of additional fixed assets entering service in 1999, principally buildings and machinery. The amounts discussed do not include amortisation of deferred subsidy income and depreciation included in fossil fuel production cost. You should read note 32 and note 12 to the audited consolidated financial statements for more information on these charges.

Profit from operations

2000 compared with 1999. Profit from operations decreased from GRD 203,194 million (€ 596.3 million) in 1999 to GRD 153,138 million (€ 449.4 million) in 2000, a decrease of GRD 50,056 million (€ 146.8 million), or 24.6%. This decrease was attributable principally to higher fuel costs, increased depreciation and the impairment loss for 2000, which more than offset higher revenues and the elimination of pension liability payments.

1999 compared with 1998. Profit from operations increased from GRD 201,273 million (€ 590.6 million) in 1998 to GRD 203,194 million (€ 596.3 million) in 1999, an increase of GRD 1,921 million (€ 5.6 million), or 1.0%. This increase was attributable principally to higher revenues as a result of increased electricity demand.

Financial expense

2000 compared with 1999. Financial expense declined from GRD 131,871 million (€ 387.0 million) in 1999 to GRD 114,833 million (€ 337.0 million) in 2000, a decrease of GRD 17,038 million (€ 50.0 million), or 12.9%. This decrease was attributable mainly to reduced interest rates. Notwithstanding the decrease in interest rates, our total debt increased by 9.7% from GRD 1,591 billion (€ 4.7 billion) at 31st December, 1999 to GRD 1,746 billion (€ 5.1 billion) at 31st December, 2000 due to increased borrowings for capital expenditure.

1999 compared with 1998. Financial expense decreased from GRD 167,004 million (€ 490.1 million) in 1998 to GRD 131,871 million (€ 387.0 million) in 1999, a decrease of GRD 35,133 million (€ 103.1 million), or 21%. This decrease was attributable principally to lower interest rates. Our total debt increased by 6.9%, from GRD 1,488 billion (€ 4.3 billion) at 31st December, 1998 to GRD 1,591 billion (€ 4.7 billion) at 31st December, 1999 due to increased borrowings for capital expenditure.

Financial income

2000 compared with 1999. Financial income decreased from GRD 15,362 million (€ 45.0 million) in 1999 to GRD 11,427 million (€ 33.5 million) in 2000, a decrease of GRD 3,935 million (€ 11.5 million), or 25.6%. This decrease was attributable mainly to lower interest rates during this period and lower amounts in time deposits.

1999 compared with 1998. Financial income increased from GRD 12,915 million (€ 37.9 million) in 1998 to GRD 15,362 million (€ 45.0 million) in 1999, an increase of GRD 2,447 million (€ 7.1 million), or 18.9%. This increase was attributable principally to higher amounts in time deposits.

Foreign currency losses

Foreign currency losses decreased from GRD 68,593 million (€ 201.3 million) in 1999 to GRD 32,596 million (€ 95.6 million) in 2000, a decrease of GRD 35,997 million (€ 105.6 million), or 52.5%. This decrease was attributable principally to lower depreciation of the Greek drachma against the currencies to which we have foreign currency exposure. From 1998 to 1999, foreign currency losses increased from GRD 51,350 million (€ 150.6 million) to GRD 68,593 million (€ 201.3 million), an increase of GRD 17,243 million (€ 50.6 million), or 33.5%, due to increased appreciation of the foreign currencies in which we borrow against the Greek drachma.

Other income (expense)

Other income decreased from GRD 12,714 million (€ 37.3 million) in 1999 to GRD 5,235 million (€ 15.3 million) in 2000, a decrease of GRD 7,479 million (€ 21.9 million), or 58.8%. This decrease

was due primarily to a tax relating to the statutory revaluation of our fixed assets in 2000. Other income increased from GRD 9,238 million (€ 27.1 million) in 1998 to GRD 12,714 million (€ 37.3 million) in 1999, an increase of GRD 3,476 million (€ 10.2 million), or 37.6%. This increase was due primarily to increased disposal of fixed assets and higher sales of securities and materials. You should read note 35 to our audited consolidated financial statements for a more detailed discussion on other income.

Income taxes

The following table shows a breakdown of our income taxes for the periods indicated:

	Year ended 31st December,		
	1998	1999	2000
		(GRD million)	
Income taxes:			
Current income taxes	4,307	8,443	11,966
Deferred tax charge	1,763	592	1,935
Total provision for income taxes	6,070	9,035	13,901

2000 compared with 1999. We recorded a total tax provision of GRD 13,901 million (€ 40.7 million) in 2000, as compared with GRD 9,035 million (€ 26.5 million) in 1999, an increase of GRD 4,866 million (€ 14.2 million), or 53.8%. The applicable tax rate during this period was 35% and our effective tax rate for 2000 was 62.1%. The main reason for the effective tax rate being higher than the statutory rate is primarily high non-deductible expenses, such as tax assessments and penalties which more than offset non-taxable profits.

1999 compared with 1998. We recorded an income tax provision of GRD 9,035 million (€ 26.5 million) in 1999, as compared with GRD 6,070 million (€ 17.8 million) in 1998, an increase of GRD 2,965 million (€ 8.7 million), or 48.8%, due to higher profits in 1999. The applicable tax rate during this period was 35% and our effective tax rate for 1999 was 29.3% The main reason for effective tax rate being lower than the statutory tax rate is primarily high non-taxable profits, such as income from government bonds and interest on bank deposits which more than offset non-tax deductible expenses. Our effective tax rate for 1998 was 119%, as a result mainly of adjustments made in our financial statements to reflect changes in taxable income resulting from the adoption of Greek GAAP and IAS in 2000.

Profit after tax

2000 compared with 1999. Profit after tax decreased from GRD 21,771 million (€ 63.8 million) in 1999 to GRD 8,470 million (€ 24.9 million) in 2000, a decrease of GRD 13,301 million (€ 39 million), or 61%. This decrease was due principally to higher fuel costs and the impairment loss for 2000, which more than offset the elimination of pension payments.

1999 compared with 1998. Profit after tax increased to GRD 21,771 million (€ 63.8 million) in 1999, as compared with a loss of GRD 998 million (€ 2.9 million) in 1998. This increase was due principally to an increase in operating revenues and a decrease in financial expenses.

Illustrative Information—Potential Impact of the fixed assets revaluation

Our audited consolidated financial statements include an illustration of the effect that a revaluation of our fixed assets recorded for the year ending 31st December, 2000, using American Appraisal's valuation would have on our equity and statements of operations. You should read note 12 to our financial statements for a more detailed discussion on this illustrative information which has been prepared in accordance with IAS. The following table shows our total assets depreciation and

amortisation, profit before tax and profit after tax for the year ended 31st December, 2000 on both a historical basis, as reflected in the audited consolidated financial statements and according to the illustrative information shown in note 12 to the audited consolidated financial statements:

	Year ended 31st December, 2000	
	Historical basis	Illustrative information
	(GRD million)	
Balance Sheet Data:		
Assets	2,557,393	3,547,762
Statements of Operations Data:		
Depreciation and amortisation	73,041	151,132
Profit (loss) before tax	22,371	(55,720)
Provision for income tax	(13,901)	(13,901)
Profit (loss) after tax	8,470	(69,621)

According to the illustrative information shown in note 12 to the audited consolidated financial statements, assets for the year ended 31st December, 2000 would have been GRD 3,548 billion (€ 10.41 billion) as compared with GRD 2,557 billion (€ 7.50 billion) on a historical basis, as reflected in the audited consolidated financial statements for the same period. Depreciation and amortisation for the year ended 31st December, 2000 was GRD 151,132 million (€ 443.5 million) as compared with GRD 73,041 million (€ 214.3 million) on a historical basis, as reflected in the audited consolidated financial statements for the same period. The increase in depreciation and amortisation charges reflects the higher value of fixed assets. Loss before tax for the same year would have been GRD 55,720 million (€ 163.5 million) as compared with profit after tax of GRD 22,371 million (€ 65.6 million) on a historical basis, as reflected in the audited consolidated financial statements due to increased depreciation and amortisation resulting from higher fixed asset values. Loss after tax for the year ended 2000 would have been GRD 69,621 million (€ 204.3 million) as compared with a profit after tax of GRD 8,470 million (€ 24.9 million) on a historical basis, as reflected in the audited consolidated financial statements, for the same period, due to increased depreciation and amortisation resulting from higher fixed asset values.

The Minister of Finance has recently confirmed that the increased depreciation charges resulting from higher fixed asset values are fully deductible for tax purposes. However, as the exact application and extent of such deductibility remains to be determined, the related tax effect has not been reflected, on an illustrative basis, in the provision for income tax.

Recent developments

In addition to our core electricity operations, we are implementing a plan to diversify into the telecommunications industry, where we intend to take advantage of our extensive electricity transmission and distribution network, service infrastructure as well as our retail outlets and, subject to the provisions of the applicable laws, our customer database. In this respect, we established PPC Telecommunications, a wholly-owned subsidiary in October 2000. PPC Telecommunications formed Evergy together with NBG Greek Fund Limited, Alpha Ventures SA and General Bank of Greece which participated in an auction in Greece for the Fixed Wireless Access Licences held in December 2000. On 6th December, 2000, Evergy was awarded a fixed wireless LMDS licence in Greece for the installation, operation and exploitation of a public fixed wireless telecommunications network and the provision of fixed wireless telecommunication services in Greece. This licence cost GRD 3.01 billion (€ 11.7 million). PPC Telecommunications currently holds a 9.9% participation in Evergy. In April 2001, PPC Telecommunications has submitted an application for obtaining a licence for the installation of fixed line telecommunications network and the provision of fixed line voice telephony services. The application is already approved by the National Telecommunications and Post Commission and the licence is expected to be issued in the near future. PPC Telecommunications intends to transfer this licence to Evergy.

In August 2001, we, PPC Telecommunications and Evergy entered into a joint venture agreement with WIND, the shareholders of which are ENEL S.p.A., the Italian electricity company, and France

Telecom. The joint venture shall operate through a holding company to be incorporated in the Netherlands (the "Holding Company"), in which PPC Telecommunications will hold 50% minus one share, with an option, subject to certain financial results of Evergy, to acquire the majority of the shares after three years and WIND will hold 50% plus one share. The joint venture will pursue its activities in Greece through Evergy, which shall become a 100% subsidiary of the Holding Company. The current shareholders of Evergy have agreed to sell their interest in Evergy to the Holding Company. This transaction is subject to EU and Greek regulatory clearance. According to the business plan of the Holding Company, total debt and equity funding requirements are expected to reach a peak of GRD 109.0 billion (€ 320 million) after six years from the date of incorporation of the Holding Company. Our expected equity contribution to the share capital of the Holding Company will be within the range of GRD 24 billion (€ 70 million) to GRD 55 billion (€ 160 million) over this period). Our precise equity contribution within this range will depend on the level of debt financing which the Holding Company manages to obtain in the debt markets. We also plan to invest approximately GRD 10 billion (€ 30 million) in building a dark fibre optic network along our existing transmission and distribution lines. The fibre optic network will remain our property and shall be leased to Evergy for use on behalf of the Holding Company.

Liquidity and capital resources

Liquidity

Our primary source of liquidity is cash generated from operations. Net cash provided by operating activities for the first six months of 2001 was GRD 197,872 million (€ 580.7 million), compared with GRD 143,361 million (€ 420.7 million) for the same period in 2000. This increase was principally due to the reimbursement of GRD 105,800 million (€ 310.4 million) by the Hellenic Republic for amounts due from the PIO to us. It was also attributable to higher net income, higher depreciation and amortisation and lower interest payments. Net cash provided by operating activities was GRD 220,568 million (€ 647.3 million) in 2000, compared with GRD 238,710 million (€ 700.5 million) in 1999. This decrease was principally due to lower net income.

Net cash used in investing activities for the first six months of 2001 decreased by 4.5% compared with the same period in 2000, due to higher proceeds from subsidies and customers' contributions which more than offset increased capital expenditure relating to the development of our gas-fired power station in Komotini and our lignite-fired power station in Florina. Net cash used in investing activities was GRD 163,935 million (€ 481.1 million) in 1999 as compared to GRD 261,536 million (€ 767.5 million) in 2000. This increase was principally due to higher capital expenditure for property and equipment.

Net cash from financing activities increased significantly to GRD 10,698 million (€ 31.3 million) in the first six months of 2001, as compared with GRD (33,354 million) (€ (97.8 million)) for the same period in 2000, as a result of lower principal payments on long-term debt which more than offset a decrease in proceeds from long-term debt. Net cash from financing activities in 2000 was GRD 20,229 million (€ 59.3 million), an increase of GRD 89,035 million (€ 261.3 million) as compared with 1999. This increase was due principally to higher proceeds from long-term debt and lower long-term debt repayments.

As at 30th June, 2001, we held GRD 24,083 million (€ 70.6 million) in liquid assets, mainly shares and bonds. Our main equity interests comprise shares in National Bank of Greece with a market value of GRD 8,018 million (€ 23.5 million) and Heracles Cement S.A. with a market value of GRD 2,494 million (€ 7.31 million) as at 30th June, 2001.

As at 30th June, 2001, our fixed income investments portfolio included Greek government bonds with an outstanding balance of GRD 13,489 million (€ 39.5 million). These government bonds were issued to us in 1992 by the Hellenic Republic for a total of GRD 37,466 million (€ 109.9 million) in settlement of bills owed to us by certain state-owned companies. We sell these bonds to banks for short-term borrowings under repurchase agreements. As at 30th June, 2001 we had sold GRD 7,430 million (€ 21.8 million) out of the GRD 13,489 million (€ 39.5 million) outstanding balance of government bonds to two Greek banks.

Capital resources

As at 30th June, 2001, our outstanding long-term debt was GRD 1,607 billion (€ 4,718 million) and our short-term debt, including the current portion of long-term debt, was GRD 198,325 million (€ 582 million). Net financial expense totalled GRD 48,240 million (€ 141.5 million) for the six months ended 30th June, 2001.

We have entered into unsecured agreements with both domestic and international banks. Under certain loans, we would be in default if the Hellenic Republic ceased to hold 51% or more of our share capital. We have entered into a number of loan agreements with the European Investment Bank, which, as at 30th June, 2001 represented 14.5% of our total borrowings. These loans are guaranteed by the Hellenic Republic. We pay to the Hellenic Republic a commission in the range of 0.40% to 1% on the outstanding balance of the loans guaranteed.

As at 30th June, 2001, approximately 11% of our total debt was denominated in foreign currencies (not including the euro) and approximately 14.5% of our debt was guaranteed as to principal and interest by the Hellenic Republic. As at 30th June, 2001, approximately 69% of our total debt was linked to floating rates and approximately 31% was linked to fixed rates. We have entered into a number of interest rate swap agreements in order to hedge some of our floating interest rate exposure. You should read "Operating and Financial Review and Prospects—Quantitative and qualitative disclosures about market risk" for a discussion of those contracts. The average annual interest rate on our outstanding long-term debt as at 30th June, 2001 was approximately 5%.

Historically, we have not entered into any significant short term credit facilities to cover our working capital needs. However, our capital expenditures have been covered by borrowing. We expect our cash flow to be sufficient to meet current working capital commitments and part but not all of our capital expenditures. In the event we would need additional funds, we do not anticipate difficulties in obtaining credit facilities in the future.

Capital expenditures

The table below sets out the capital expenditures by type of asset for the periods indicated:

	Year ended 31st December,			Six months ended 30th June,	
	1998	1999	2000	2000	2001
			(GRD million)		
Land	37	2,322	1,175	208	1,052
Mines	348	16,093	10,708	1,974	11,317
Buildings	27,432	69,428	15,471	1,014	4,420
Machinery	141,530	188,760	158,847	40,278	47,551
Transportation	3,220	2,055	2,221	1,701	577
Furniture & equipment	4,541	5,985	5,025	2,418	1,322
Construction in progress, net	56,909	(58,159)	117,592	78,816	66,994
Total	234,017	226,484	311,039	126,409	133,233

Capital expenditures have remained high during recent years as a result of the need to upgrade the machinery used in our mines and generating stations, as well as to construct new generating facilities. These include environmental upgrades for our power stations. In addition, we have been systematically installing additional lines and substations in our distribution network throughout Greece to meet increased demand by existing and new clients.

Commitments

Although the actual amount of our capital expenditures in future periods will depend on various factors that cannot presently be foreseen, we expect to make capital expenditures of approximately GRD 320 billion (€ 939 million) in 2001. We expect to make slightly increased capital expenditures for 2002 and 2003, although our goal would be to reduce our capital expenditures by approximately 20% in 2004 compared to 2001 levels. The expenditures are scheduled to be primarily concentrated in the Generation business unit. We expect to fund our capital expenditures through cash flow from operations and by borrowing.

In the Generation business unit, we plan to ensure compliance of our power stations with environmental regulations or with new terms that could be imposed in our environmental permits. For example, we plan to install flue gas desulphurisation plants in our lignite-fired power stations in Megalopolis and Amynteon.

We do not currently expect to install any additional generating capacity beyond that which the new power stations at Komotini, Florina, Messochora, Linoperamata and Atherinolakkos will provide. In addition, the construction of certain hydroelectric power stations is currently under consideration. Accordingly, and under the assumption that new entrants will enter the electricity market and provide additional capacity in Greece, we do not expect to significantly increase our new capacity investments in Greece over the next few years. However, we will continue to re-evaluate our prospects for increasing our generating capacity on an annual basis, particularly in the event that new entrants do not start generating activities.

As the operator of the interconnected transmission system, the HTSO may require us to invest in this system to improve the efficiency and quality of the transmission system assets. We are generally required to undertake any improvements requested by the HTSO in respect of the interconnected transmission system and may be required to incur all expenses in connection with any such investment. Although we are entitled to compensation by the HTSO for all or part of these expenses, our actual cost of investment could exceed the amount that we would receive as compensation. You should read "Risk Factors—We may be required to take decisions that could have a negative impact on our profitability" for a more detailed discussion on these investments.

In the Distribution business unit, we plan to upgrade the network and install new electricity lines and substations, especially in anticipation of the Olympic Games in Greece in 2004.

We expect to receive approximately GRD 16 billion (€ 46.95 million) in 2001 in grants from European Union programmes, initiatives and framework agreements and approximately GRD 7 billion (€ 20.5 million) in government reimbursements for investments relating to the Olympic Games and other national infrastructure projects.

In addition, our expected equity contribution to the share capital of the Holding Company with WIND, will be within the range of GRD 23.8 billion (€ 70 million) to GRD 54.5 billion (€ 160 million) for the first six years from the date of incorporation of the Holding Company. As part of our participation into the Holding Company, we expect to invest around GRD 10.2 billion (€ 30 million) in building a dark fibre optic network along our existing transmission and distribution lines, which we will lease to Evergy for use on behalf of the Holding Company.

Operational impact of the euro

On 1st January, 2001, Greece became the 12th member of EMU. We expect to adopt the euro as our reporting currency and to declare all dividends in euro for all periods ending after 31st December, 2001. Our shares will be quoted on the ASE in euro from the date of initial listing.

The introduction of the euro requires changes in our information technology and other systems in order to accommodate the use of the euro in our corporate transactions and financial reporting. For example, we have started making changes to our information systems in order to be able to produce bills for our customers in euro. We currently expect to incur approximately GRD 320 million (€ 0.93 million) in expenses for changes in our information technology and other systems in connection with the introduction of the euro. As the costs are incurred, we charge them to operating expenses in the financial statements.

We do not foresee any further implications to our business as a result of the introduction of euro notes and coins at the beginning of 2002.

Quantitative and qualitative disclosures about market risk

We purchase some electricity from outside Greece and some infrastructure equipment from foreign suppliers. As a consequence, we are subject to market risks from changes in foreign exchange rates. We are also subject to both foreign exchange risk and interest rate risk on part of our medium and long-term debt positions.

Foreign exchange risk

Our principal foreign exchange risk relates to foreign currency borrowings. It also relates, to a lesser extent, to electricity imports, agreements with foreign suppliers for the purchase of infrastructure equipment and to fuel purchases. Our foreign currency risk is primarily in respect of Japanese yen, Swiss francs and U.S. dollars.

Our exchange rate exposure for electricity imports is principally limited to electricity imports denominated in U.S. dollars. In 2000, all of our electricity imports by value were denominated in U.S. dollars. In addition, we are subject to exchange rate exposure for purchases of infrastructure equipment. We are also subject to exchange rate risk for liquid fuel purchases since these purchases are denominated in U.S. dollars. We do not systematically manage these exposures through financial instruments because we believe the risk is limited. However, we closely monitor our exchange rate risk and review our current position on an on-going basis.

Most of our debt is denominated in euro and as a result is not subject to exchange rate risk. As at 30th June, 2001, we were bearing exchange rate risk on only GRD 198 billion (€ 581.0 million) out of GRD 1,798 billion (€ 5.2 billion) in total debt outstanding. As at 30th June, 2001, our debt bearing foreign exchange risk represented approximately 11%, and as a result of having entered into swap agreements, 15% of our total borrowings.

With respect to our long-term debt, we closely monitor the fluctuations in foreign currency exchange rates and in interest rates and evaluate the need to enter into any financial instruments to mitigate those risks on an on-going basis. We use currency swap agreements in managing the exposure to foreign exchange risk. As at 30th June, 2001, we had currency swap agreements outstanding with an aggregate notional amount of GRD 70 billion (€ 205.4 million). We also had a cross currency and interest rate swap agreement outstanding with an aggregate notional amount of GRD 60 billion (€ 176 million). The net foreign exchange losses were GRD 51,350 million (€ 150.7 million), GRD 68,593 million (€ 201.3 million) and GRD 32,596 million (€ 95.6 million) for the years ended 31st December, 1998, 1999 and 2000, respectively. The 1998, 1999 and 2000 foreign exchange losses were mostly a result of appreciation of the currencies in which we borrow against the Greek drachma.

Interest rate risk

Our outstanding total debt as at 30th June, 2001 amounted to GRD 1,798 billion (€ 5.27 billion), of which GRD 1,239 billion (€ 3.63 billion), or approximately 69%, was floating rate, principally based on EURIBOR, and GRD 559 billion (€ 1.64 billion), or approximately 31%, was fixed rate. To improve the balance of fixed and floating interest rates, we have entered into swap agreements to fix the interest rate on some of our floating rate debt and as a result, the effective split between floating and fixed rates was 47% and 53%, respectively, as at 30th June, 2001.

In interest rate swap agreements, we agree with other parties to exchange, at specified intervals, the difference between interest amounts calculated by reference to the notional principal amount and the fixed or floating interest rates that we have agreed with the other parties.

As at 30th June, 2001, we had interest rate swap agreements with a notional amount of GRD 327 billion (€ 0.96 billion).

As our revenues are not linked to interest rates, our principal interest rate risk is that a general rise in interest rates will result in a higher interest expense on the unhedged portion of our floating-rate debt. If interest rates were to increase by 100 basis points from their level on 31st December, 2000, assuming the same level, composition and hedging of our debt portfolio, our interest expense for the year 2001 would increase by a total of approximately GRD 9 billion (€ 26.4 million).

OUR BUSINESS

Overview

We are the largest electricity generator, the sole owner of transmission assets and the sole distributor of electricity in Greece providing electricity to approximately 6.6 million customers as at 30th June, 2001. In the year ended 31st December, 2000, we generated approximately 97% of the 49,863 GWh of electricity produced in Greece. Measured by the amount of electricity sold in the same period, we are the 15th largest electric utility in Europe.

We are among the largest industrial enterprises in Greece in terms of assets and revenues. In the year ended 31st December, 2000, we achieved total sales of electricity of GRD 966,285 million (€ 2,835 million), profit from operations of GRD 153,138 million (€ 449.4 million) and profit after tax of GRD 8,470 million (€ 24.9 million). As at 31st December, 2000, we had an installed generating capacity of 11,121 MW.

As an integrated electric utility, we generate electricity in our 99 power generating stations, facilitate the transmission of electricity through approximately 10,890 kilometres of our high voltage power lines and distribute electricity to consumers through approximately 195,000 kilometres of our distribution network. We also produce the lignite for our lignite-fired power stations from our five lignite mines.

The following diagram illustrates our organisational structure:



Board of Directors
Communication
Housing
Internal Audit
Management Committee
CEO
Legal
Strategy
Testing
Finance
Human Resources
Generation business unit
Mining business unit
Transmission business unit
Distribution business unit

The following table shows selected operating data for our electricity operations for the five years ended 31st December, 2000 and for the six months ended 30th June, 2000 and 2001:

	Year ended 31st December,					Six months ended 30th June,	
	1996	1997	1998	1999	2000	2000	2001
Installed capacity (MW)	9,381	9,859	10,296	10,997	11,121	11,093	11,158
Net Production(1) (GWh)	38,442	39,236	41,834	44,777	48,483	23,732	22,742
Electricity sold to final customers(2) (TWh)	36.3	37.4	39.6	41.1	44.3	21.6	21.8
Customers at end of period (millions)	6.1	6.2	6.3	6.4	6.5	6.5	6.6
Customers served per employee	177	182	188	195	206	200	211
Electricity sold per employee (MWh)	1,054	1,100	1,183	1,249	1,401	670	703
Number of employees	34,476	33,999	33,505	32,888	31,645	32,259	31,005(3)

(1) Net production equals gross production of electricity less internal consumption of electricity in the generating process.
(2) Including sales to our mines and customers abroad.
(3) Including employees transferred to the PIO and the HTSO.

Electricity demand and generation vary widely across Greece. On the mainland, generation capacity is concentrated in the north in close proximity to the majority of our lignite mines, our primary fuel source. On the islands, power generation depends on proximity to the mainland and accordingly on the feasibility of connection to the mainland transmission system. Corfu and the other Ionian islands, as well as certain of the Aegean islands, are connected to the mainland transmission system and together with the mainland transmission system constitute the interconnected system. The remaining islands are served by autonomous generating power stations fired principally by oil, wind and other renewable resources. We refer to these islands as the autonomous islands. Most of the power stations on the autonomous islands are small, reflecting the populations they serve, although our stations on Crete and Rhodes are comparable in size to certain of our mainland stations.

Although our electricity generating costs vary from station to station, depending on fuel costs and efficiency of our stations, the prices that we charge our customers (other than certain large customers) are, by law, standardised across Greece, including customers on the autonomous islands. As a result, our margins are generally higher in respect of the interconnected system than the autonomous islands, where fuel costs are generally higher and station efficiency generally lower.

On mainland Greece, we own and operate 33 generating power stations, consisting of 10 thermal stations, 22 hydroelectric stations and one wind park, supplying electricity to the interconnected system. On the autonomous islands, we own and operate 39 autonomous thermal stations, two hydroelectric stations, 20 wind parks and five photovoltaic power stations. In 2000, approximately 91% of the electricity we generated was from thermal sources (electricity produced from lignite, natural gas and oil), approximately 8% was from hydroelectric sources and significantly less than 1% was from wind and other renewable resources. We do not operate any nuclear power stations. In 2000, our five lignite mines in Greece (the responsibility of our Mining business unit) produced all the lignite used by our seven lignite-fired power stations, which generated approximately 64% of the total electricity we generated. In 2000, we were the second largest lignite producer in the European Union in terms of metric tonnes extracted, mining approximately 63.5 million tonnes of lignite.

We conduct our generation activities through our Generation business unit and our Distribution business unit. The Generation business unit handles electricity generation in the interconnected system and the autonomous islands of Crete and Rhodes, the largest islands in terms of electricity production and consumption. You should read "Our Business—Generation" for a more detailed discussion of our generation activities in the interconnected system and the autonomous islands of Crete and Rhodes. The Distribution business unit is responsible for the generation of electricity on the rest of the autonomous islands.

We are the sole owner of the network of high voltage 400 kV, 150 kV and 66 kV lines that comprise the Greek transmission system. The transmission system transports all the electricity transmitted to the distribution network for sale in Greece. At 30th June, 2001, the transmission system consisted of a total of approximately 10,890 kilometres of power lines and 576 transformers. Our electricity transmission activities (including the physical operation and maintenance of the interconnected transmission system at the direction of the HTSO) are conducted by the Transmission business unit for the interconnected system and by the Distribution business unit on the autonomous islands. The transmission system in the interconnected system, transporting electricity from power stations or, in the case of imported electricity, from the interconnection points, to our distribution network throughout the interconnected system and to certain directly connected high-voltage customers, is referred to as the interconnected transmission system.

We are the sole electricity distributor in Greece. Of our sales to end customers in the year ended 31st December, 2000, measured by volume, approximately 31.4% were to industrial customers, 28.7% were to customers in the commercial and other services sector, 33.1% were to residential customers and 6.8% were to the agricultural sector. At 30th June, 2001, our distribution network consisted of approximately 93,000 kilometres of medium voltage (22, 20, 15 and 6.6 kV) and 103,000 kilometres of low voltage (220 and 380 volt) power lines and approximately 127,000 medium voltage transformers with a total capacity of 20,800 MVA. All of our electricity distribution activities (including electricity sales and distribution) are conducted by the Distribution business unit.

Our Reorganisation

Until the enactment of the Liberalisation Law, we operated as a wholly owned state utility whose objective was to develop the country's energy resources and to provide low cost electricity to support

the development of the Greek economy. In 1999, the Hellenic Republic enacted the Liberalisation Law, which incorporated the provisions of the Electricity Directive into Greek national legislation and which created the framework for the liberalisation of the Greek electricity market. The Liberalisation Law provided for, among other provisions, the transformation of PPC into a *société anonyme*, to enable us to adopt commercial objectives. Our transformation into a *société anonyme* became effective on 1st January, 2001.

As part of our transformation into a commercial entity capable of competing in a liberalised market, we have adopted a new organisational structure which more closely reflects our core business operations. Each business unit is now responsible for controlling its own costs and achieving its own operating targets, with the General Manager of each business unit reporting directly to our Chief Executive Officer. The last in the new team of General Managers was appointed in November 2000. Certain of our General Managers were recruited from the private sector while others were promoted from within our company.

The new organisational structure is intended to promote the separate accountability and performance of the business units, as well as improve the transparency of accounts and the financial relationship between the various business units. Each business unit has separate management as well as increased autonomy and flexibility in respect of the operations within its sphere. Further reorganisation has taken place within certain business units to optimise their operations.

Strategy

We adopted our new organisational and management structure to implement more effectively our strategy, and each business unit has responsibility for realising our strategic goals as set out in our business plan. Our main strategic objectives are as follows:

- maintain our current leading position in the Greek electricity market;
- improve efficiency of operations;
- rationalise capital expenditures; and
- explore growth initiatives.

Maintain our current leading position in the Greek electricity market

We aim to maintain our leading market share of generation and supply in the liberalised and growing Greek electricity market as a result of our approximately 97% share of generation capacity in Greece as at 31st December, 2000, an extensive installed generating capacity and transmission and distribution infrastructure, accumulated commercial and technical knowledge in the electricity field and our recognised brand name.

We also intend to increase customer loyalty through improved customer services.

Improve efficiency of operations

As part of our on-going transformation from a state owned utility to a commercial entity seeking to increase shareholder value, we will focus on reducing costs and increasing efficiency. Under our new organisational and management structure, each business unit is now responsible for controlling its own costs and achieving its own operating targets.

Reduce personnel costs

In comparison to our European peers in the electricity sector, we believe that our historic staffing levels are relatively high. By 2005, we aim to reduce our staffing levels by 20% (approximately 6,200 employees) from the number of employees we had at 31st December, 2000, through natural attrition and constrained hiring. Our transfer of personnel to the PIO and the HTSO has resulted in a reduction of 1,082 employees to 30th June, 2001. When key job positions are vacated, we will first look for suitable candidates within our own organisation before looking to recruit

externally. Our new hires will principally be limited to replacement of key or specialist technical personnel. Through this process, we estimate that for every 10 people leaving the organisation, through retirement or otherwise, we will employ one new person. Our ability to reduce staff numbers more rapidly is mainly constrained by Greek labour laws.

Improve operating efficiency

In addition to reducing our personnel costs, we are seeking to reduce our other non-fuel related operating costs by increasing our operating efficiency to reflect best practice levels of other electricity companies in Europe and worldwide. Our board of directors sets key performance targets annually and we expect to incentivise our General Managers through a bonus scheme to achieve these performance targets. We intend to increase our operating efficiency and reduce costs through the following steps:

- *Optimise our maintenance activity.* We will seek to reduce our maintenance costs through implementation of preventative procedures for repairs and maintenance programmes focusing on probable fault areas.
- *Investing in improving the efficiency of our stations and equipment.* We intend to reduce costs through selective investments in improving the efficiency of our stations and equipment. In the Generation business unit, we will seek to improve the efficiency and thermal performance of our thermal stations following investment in more efficient practices. At the same time, we seek ways to maximise the efficiency of our hydroelectric stations, through optimisation of a hydro/thermal cooperation model. In the Transmission business unit, we will continue to upgrade and improve the efficiency of our transmission system in accordance with guidelines from the HTSO as the operator of the transmission system. We also intend to invest in new technologies to improve the efficiency of our distribution network. In the Mining business unit, we will continue to invest in upgrading our heavy machinery to improve efficiency and reduce scheduled maintenance.
- *Improve management of our fuel costs.* We have centralised our fuel purchasing within the Generation business unit. In addition, we are evaluating the use of hedging arrangements to minimise the effect of currency and price fluctuations relating to the purchase of oil and natural gas.
- *Improve our inventory management and procurement practices.* We intend to reduce the average age of our non-fuel supply inventories through improved inventory management while also focusing on improving our procurement practices.
- *Improve our real estate management through the reduction of warehouses.* We intend to utilise our property portfolio more efficiently by reducing the number of our warehouses.
- *Improve our payment terms.* We will seek to improve the payment terms we arrange with our suppliers and the efficiency of our customer billing process to reduce the average age of our customer receivables.

Rationalise capital expenditures

Prior to our reorganisation, our principal objective as the monopoly electricity supplier in Greece was, as required by law, to meet the electricity needs of Greece. Following the enactment of the Liberalisation Law and our transformation into a *société anonyme*, our objectives have shifted to focus on developing shareholder value. We are introducing a programme to rationalise our capital expenditures and implementing guidelines based on strict financial guidelines for all new investments. We will seek to control our capital expenditure through improved planning, implementation and centralised engineering and procurements. We expect to make slightly increased capital expenditures for 2002 and 2003, although our goal is to reduce our capital expenditures by approximately 20% in 2004 compared to 2001 levels.

Explore growth initiatives

We believe that we can take advantage of the following growth initiatives:

Telecommunications

In addition to our core electricity operations, we are implementing a plan to diversify into the telecommunications industry, where we intend to take advantage of our extensive electricity

transmission and distribution network, service infrastructure as well as our retail outlets and, subject to applicable laws, our customer database. We believe that we can gain significant synergies and economies of scale by sharing customer service points, back office operations and brand name between our electricity and our telecommunications operations. Our ultimate objective is to offer a wide range of telecommunications services encompassing fixed voice, data/internet and broad band multimedia services. In this respect, we established a wholly owned subsidiary in September 2000, PPC Telecommunications and in August 2001 entered into a joint venture agreement with WIND. You should read "Operating and Financial Review and Prospects—Recent Developments" for a more detailed discussion of our investments in the telecommunications industry.

International Opportunities

We believe that our leading market position in Greece and the resources available to us provide a strong platform for pursuing focused international expansion with a risk-controlled approach in situations where there are clear opportunities to add value for our shareholders.

We are currently focusing our international strategy on constructing generating stations within the South Eastern European region. As an example, in co-operation with the Greek company Mytilineos Holdings S.A. and Skoda Praha A.S., we have expressed an interest to participate in the refurbishment of a power station in Kolumbara, Yugoslavia.

Development of Renewable Resources and Co-Generation

As a complement to our existing energy operations and as part of our commitment to minimise the environmental impact of our operations, we are pursuing business opportunities in co-generation and generation from renewable resources. We recently commenced operations of a 10 MW wind park in Crete. Through our wholly owned subsidiary, PPC Renewables, we expect to pursue renewable generation opportunities in joint ventures with long term strategic partners driven in part by current incentives such as capital subsidies and attractive guaranteed fixed prices for electricity generated from renewable resources. Initially, we intend to focus our activities on wind parks and small hydroelectric stations.

Our wholly owned subsidiary, COGEN, was established to pursue opportunities in co-generation in conjunction with small industrial and commercial companies, which can exploit the heat produced in the generation process.

History

PPC was established in 1950 as a corporation for electricity generation, transmission and distribution throughout Greece. Prior to the establishment of PPC, concessions to generate, transmit and distribute electricity were granted by the Greek government to private companies and municipal entities. PPC commenced operations in 1953 by generating and selling electricity to those existing concession-holding entities. Between 1957 and 1963, PPC acquired the businesses of existing concession-holding entities including the Athens-Piraeus Electricity Company Limited, which served the largest metropolitan area of Greece and accounted for a substantial portion of the country's total electricity consumption.

Laws were passed by the Greek Parliament providing for certain exceptions to PPC's exclusive right of power generation, mainly to enable industrial entities to produce electricity principally for their own consumption. They also enabled private commercial generation from renewable resources and co-generation.

Under the Liberalisation Law and pursuant to Presidential Decree 333/2000, PPC was transformed, effective 1st January, 2001 under Greek law into a *société anonyme* wholly owned by the Hellenic Republic for the purpose of carrying out the business of an electricity company. PPC S.A. was

established for a term of 100 years, expiring 31st December, 2100; this term may be extended by a resolution of the general assembly of shareholders.

Transfer of business from PPC to our company

All assets, rights, liabilities, obligations and employees of PPC were transferred to us on 1st January, 2001 pursuant to the general succession principles under Presidential Decree 333/2000. Specific provision is made in the Presidential Decree for the substitution of PPC by our company where PPC was either the plaintiff or defendant in any litigation outstanding on 1st January, 2001. There are some rights and privileges that PPC enjoyed as a public company that were transferred to us to the extent they are not in breach of the Liberalisation Law and Presidential Decree 333/2000.

Under Greek law, no further action is required to ensure the transfer of all assets, rights, liabilities and obligations. None of PPC's assets were encumbered prior to the transfer as Greek law did not permit PPC to create any security over its assets.

The Greek electricity market under the new regulatory framework

The Greek electricity market is subject to extensive governmental regulation. This regulatory framework has recently been subject to extensive change as the Hellenic Republic has sought to implement the Electricity Directive. You should read "Regulation of the Greek Electricity Sector" for a more detailed discussion of the current regulatory framework in Greece. As a result of the Liberalisation Law, the electricity supply market has been restructured to increase competition. A Ministerial decision established that the market comprising all high- or medium-voltage electricity users, representing 34% of the electricity supply market in terms of power consumption, is open for competition.

Pursuant to this Ministerial decision, electricity customers are categorised as follows:

- "Eligible Customers" are all high- and medium-voltage electricity users, such as large industrial and commercial customers, as set forth by a Ministerial Decision published by the Minister of Development. Under the Liberalisation Law, Eligible Customers have regulated access to the transmission system and distribution network and are entitled to purchase electricity from the supplier of their choice on the basis of commercial contracts agreed between the customer and the supplier.
- "Non-Eligible Customers" are all low-voltage electricity users, such as residential and small- and medium-sized business customers. Non-Eligible Customers must purchase their electricity from us at regulated tariffs.

In addition, the Liberalisation Law provides for changes in the areas of generation, import, export, purchase and sale of electricity:

- The introduction of competition in power generation through the granting of authorisations to generate electricity in the interconnected system and through a tendering procedure for authorisations to provide generating capacity on the autonomous islands. As of 31st October, 2001, the Minister of Development had granted twelve generation licences for natural gas-fired stations, two licences for hydroelectric power stations as well as a number of licences for electricity generated from renewable resources following consultation with the RAE. The RAE is currently reviewing the applications made by other interested parties.
- The establishment of the HTSO as an independent entity to operate and ensure the maintenance and development of the interconnected transmission system and its interconnections with other networks. As a result, we are obliged to develop and maintain the interconnected transmission system based on guidelines from the HTSO. We own the interconnected transmission system pursuant to an exclusive license for the ownership of the transmission system awarded by the Ministry of Development. The HTSO commenced operations on 3rd May, 2001. You should read "Regulation of the Greek Electricity Sector" for a more detailed discussion of the HTSO.
- The establishment of the RAE, an independent authority responsible for regulating the energy market. The RAE mainly has an advisory and supervisory role while decision making power

ultimately lies with the Minister of Development. The RAE commenced operations on 1st July, 2000. You should read "Regulation of the Greek Electricity Sector" for a more detailed discussion of the RAE.

- The establishment of the PIO as a separate pension fund in order to fund the social security expenses of our employees. The PIO was established on 1st January, 2001. You should read "Our Business—Employees" for a more detailed discussion of the PIO.

The following diagram shows the electricity flows in the industry as contemplated under the Liberalisation Law:



Independent Power Producers and Suppliers*
Generation business unit
Imports/ Exports
Hellenic Transmission System Operator (HTSO)
Transmission business unit
Eligible Customers
Distribution business unit
Eligible Customers
Non-Eligible Customers

* *As of 30th June, 2001, there were no independent power producers or suppliers, with the exception of small renewable resources generators and industrial entities producing electricity for their own consumption.*

Our Transmission and Distribution business units may transmit and distribute electricity both on our behalf and on the behalf of other generators and suppliers.

Greek Electricity Demand

The demand for electricity in Greece has grown at an average annual growth rate of approximately 5% during the five years ended 31st December, 2000. The following table shows the annual rate of growth in gross domestic product ("GDP") in real terms and the annual rate of growth in electricity demand for the five years ended 31st December, 2000, and an average growth rate for 1996 to 2000:

	Year ended 31st December,					Average
	1996	1997	1998	1999	2000	for 1996-2000
Growth in real GDP(1)	2.4%	3.5%	3.1%	3.4%	4.3%	3.3%
Growth in electricity demand(2)	3.7%	4.5%	4.5%	3.2%	8.9%	5.2%

Sources:
(1) IMF (World Economic Outlook—October 2001)
(2) Company sources

Per capita electricity consumption in Greece is lower than that in a number of other countries in the European Union. In 2000, electricity consumption in Greece was 4.3 MWh per capita, compared to an average of 6.7 MWh per capita for the European Union. Per capita residential electricity consumption provides a useful comparison of electricity use among countries as it is not affected by differences in the industrial or commercial and service sectors between countries. The following table compares per

capita residential electricity consumption in the year ended 31st December, 2000 in Greece with that of other countries in the European Union:

	Inhabitants[1]	Residential Consumption[2]	Per Capita Residential Consumption
	(in millions)	(TWh)	(kWh/inhabitant)
European Union	376.6	639.45	1,698
France	59.4	126.11	2,123
United Kingdom	59.5	112.40	1,889
Germany	82.2	128.96	1,569
Greece	10.5	14.77	1,407
Spain	39.4	47.94	1,217
Italy	57.8	60.47	1,046
Portugal	10.0	10.04	1,004

Sources:

(1) Economist Intelligence Unit (May 2001)
(2) CERA European Power Watch

We believe that the current levels of per capita electricity consumption in Greece indicate that demand for electricity is likely to continue to grow, and that, in the medium term, the rate of growth is likely to be higher than the European Union average. We believe that the lower per capita electricity consumption in Greece reflects lower per capita GDP in Greece compared to other EU countries.

We expect that the anticipated increases in electricity demand will result in a need for additional installed capacity in Greece in the near term to cover expected growth in demand. Between 2001 and 2005, we expect our generation capacity to increase by up to 10% excluding hydroelectric stations and by up to 12% including hydroelectric stations. We expect that the commencement of operations at the lignite-fired power station at Florina, the natural gas-fired power station at Komotini, at the new hydroelectric station in Messochora, and new capacity to be added by independent power producers already holding generation licences from the Minister of Development, will provide sufficient installed capacity to satisfy the anticipated increased demand until 2004. You should read "Our Business—Generation" for a more detailed discussion of additional generating capacity.

Demand for electricity in Greece is affected by a number of factors including changes in economic activity, the relative energy requirements of individual sectors of the economy, improvements in the efficiency of electricity use, the price to consumers of electricity relative to other forms of energy, the weather, the time of day, the day of the week, and the time of year. Although demand does not vary as significantly throughout the year as in some other European countries, the lowest demand generally occurs in April and demand increases to peak load in July due to the increasing use of air conditioning during the summer. The maximum demand for electricity in Greece typically occurs on a summer weekday. The minimum level of electricity demand typically occurs on a spring weekend. In 2001, the maximum demand in Greece was 8,600 MW on 17th July, 2001 between 1:00 p.m. and 2:00 p.m. The minimum level of demand was 2,860 MW on 15th April, 2001 between 8:00 a.m. and 9:00 a.m.

The following table shows, for the interconnected system, our peak capacity demand, net available capacity at the summer peak load (net of stations in conservation or unavailable due to environmental retrofitting), and our reserve margin during the five years ended 31st December, 2000. Reserve margin represents the difference between peak capacity demand and the total net available capacity.

	1996	1997	1998	1999	2000	2001[1]
	(in MW, except percentages)					
Peak capacity demand	6,503	6,705	7,372	7,366	8,531	8,600
Net available capacity	8,011	8,254	8,787	9,421	9,345	9,359
Reserve margin	1,508	1,549	1,415	2,055	814	759
As a percentage of net available capacity	18.8%	18.8%	16.1%	21.8%	8.7%	8.1%

(1) Year to date.

Our Electricity Production and Imports

We own and operate 99 generating power stations in Greece, consisting of 10 thermal stations, 22 hydroelectric stations and one wind park throughout the interconnected system as well as 39 autonomous thermal stations, two hydroelectric stations, 20 wind parks and five photovoltaic power stations located on the autonomous islands.

We generated a total of 48,483 GWh of electricity during the year ended 31st December, 2000 representing a compound annual growth rate of approximately 6% per annum since 1996.

The following table shows the net electricity production in GWh we generated during the five years ended 31st December, 2000 and the six months ended 30th June, 2000 and 2001:

	Year ended 31st December,					Six months ended 30th June,	
	1996	1997	1998	1999	2000	2000	2001
				(GWh)			
Interconnected system	35,458	36,073	38,454	41,240	44,727	21,999	20,991
Autonomous islands	2,984	3,163	3,380	3,537	3,756	1,733	1,751
Total	38,442	39,236	41,834	44,777	48,483	23,732	22,742

We also import and export electricity through interconnections currently in place with Albania, FYROM and Bulgaria. An interconnection with Italy is expected to be operational by the end of 2001. The current usable interconnection capacity is limited by transmission constraints both within Greece and within Albania, FYROM and Bulgaria. The current interconnection capacity is approximately 750 MW, which we expect will increase to 1,250 MW once the interconnection with Italy is fully operational. You should read "Our Business—Transmission" for a more detailed discussion of our interconnections.

We are generally a net importer of electricity. We were a net exporter for the first time in our history in the year ended 31st December, 2000, exporting 11 GWh. We expect to be a net importer in 2001, as the average generation of our hydroelectric stations has been lower due to reduced rainfalls during the year and current levels of liquid fuel prices have favoured imports.

The following table shows our imports and exports for the five years ended 31st December, 2000:

	Year ended 31st December,				
	1996	1997	1998	1999	2000
			(GWh)		
Imports[1]	2,664	3,003	2,500	1,811	1,729
Exports	1,314	709	890	1,647	1,740
Balance of Imports/Exports	(1,350)	(2,294)	(1,610)	(164)	11

(1) Imports include purchases from foreign sources and electricity exchanges through our international interconnections.

In addition to our generating capacity, there is private thermal generating capacity in Greece of approximately 214 MW operated by certain industrial enterprises permitted by law to produce electricity principally for their own consumption and of 199 MW generated by independent power producers, primarily from renewable resources.

The following table shows total supply of electricity in Greece and takes into account our net electricity production, net electricity exchanges with neighbouring countries and our purchases from domestic sources and foreign sources as well as from independent power producers, for the five years ended 31st December, 2000 and the six months ended 30th June, 2000 and 2001:

	Year ended 31st December,					Six months ended 30th June,	
	1996	1997	1998	1999	2000	2000	2001
				(GWh)			
Electricity Production	38,442	39,236	41,834	44,777	48,483	23,732	22,742
Renewables and Independent Power Producers	4	13	44	112	401	137	298
Purchases from Foreign Sources	1,628	2,020	1,668	355	244	—	806
Net electricity exchanges(1)	(278)	274	(58)	(191)	67	(88)	90
Total	39,796	41,543	43,488	45,053	49,195	23,781	23,936

(1) Electricity exchanged with neighbouring countries through our international interconnections.

Our Business Units

We operate through four business units—Generation, Transmission, Distribution and Mining. Each of these business units is described in detail below.

Generation

The Generation business unit is responsible for electricity generation in the interconnected system and on the islands of Crete and Rhodes. It is also responsible for the development of new thermal and hydroelectric stations and for additions to the capacity of existing stations. The Distribution business unit is responsible for the generation of electricity on the rest of the autonomous islands.

As at 30th June, 2001, we operated throughout the interconnected system and the islands of Crete and Rhodes seven lignite-fired power stations (including the Liptol station, which is operated by the Mining business unit), four oil-fired power stations and two oil-fired units at the power station located in Lavrio, near Athens, or the Lavrio Station, one natural gas-fired power station and two combined cycle gas turbine ("CCGTs") power units at the Lavrio station and 24 hydroelectric stations. In addition, as at 30th June, 2001, our Distribution business unit operated a total of 36 autonomous thermal stations, 21 wind parks and five photovoltaic power stations located primarily on the autonomous islands.

As at 30th June, 2001, the total installed generating capacity of our stations was 11,158 MW. Of this total generating capacity, 9,875 MW is the capacity of the power stations connected to the interconnected system which supplies power to mainland Greece and certain nearby islands connected to each other and to the interconnected system through submarine cables. The islands of Crete and Rhodes are not linked to the interconnected system but have autonomous generation systems operating principally on heavy fuel oil and diesel oil with an installed capacity of 532 MW and 206 MW, respectively. The total installed generating capacity on the other autonomous islands is 545 MW.

Pursuant to the Liberalisation Law, the Ministry of Development may conduct tenders for the construction by third parties or by us of additional generating capacity on the autonomous islands (including on Crete and Rhodes). In the event the tendering process is unsuccessful, we will be obliged to ensure a continuous uninterrupted supply of electricity on those islands and accordingly to construct additional generating capacity.

We expect to increase our generation from renewable resources in the future, driven in part by current incentives such as capital subsidies and guaranteed fixed prices for electricity operated from renewable resources. You should read "Our Business—Competition" for a more detailed discussion of our generation from renewable resources.

The following table sets out details of our total installed capacity in MW by primary energy source utilised for the five years ended 31st December, 2000 and the six months ended 30th June, 2000 and 2001:

	Year ended 31st December,					Six months ended 30th June,	
	1996	1997	1998	1999	2000	2000	2001
				(MW)			
Interconnected System							
Thermal							
Lignite	4,533	4,900	4,900	4,900	4,908	4,908	4,933
Oil	1,384	1,034	857	857	777	777	777
Natural Gas	—	160	537	1,107	1,100	1,100	1,100
Total Thermal	5,917	6,094	6,294	6,864	6,785	6,785	6,810
Hydroelectric	2,524	2,726	2,858	2,958	3,060	3,060	3,060
Wind and other renewable resources	5	5	5	5	5	5	5
Total Interconnected System	8,446	8,825	9,157	9,827	9,850	9,850	9,875
Autonomous Islands							
Thermal							
Lignite	—	—	—	—	—	—	—
Oil	913	1,012	1,117	1,147	1,238	1,210	1,250
Natural Gas	—	—	—	—	—	—	—
Total Thermal	913	1,012	1,117	1,147	1,238	1,210	1,250
Hydroelectric	1	1	1	1	1	1	1
Wind and other renewable resources	21	21	21	22	32	32	32
Total Autonomous Islands	935	1,034	1,139	1,170	1,271	1,243	1,283
Total Thermal	6,830	7,106	7,411	8,011	8,023	7,995	8,060
Total Hydroelectric	2,525	2,727	2,859	2,959	3,061	3,061	3,061
Total Wind and other renewable resources	26	26	26	27	37	37	37
Total	9,381	9,859	10,296	10,997	11,121	11,093	11,158

The weighted average age of our thermal and hydroelectric stations, weighted to reflect installed capacity of the power stations, is approximately 16.4 and 22 years, respectively. The expected useful life of a thermal station is approximately 350,000 hours of operation, or approximately 45 years based on normal operating parameters. We do not currently have plans to decommission any of our power stations in the foreseeable future.

The following table shows, for both the interconnected system and the autonomous islands, by primary source utilised at 31st December, 2000, certain information relating to our power stations for the year ended 31st December, 2000:

	No. of Stations	Installed capacity (MW)	Net Production (GWh)	Weighted Average Age of Stations (years)	Forced Outage Factor[1] (%)	Average Thermal Efficiency (Kcal/KWh)	Immediate Availability[2] (%)	Capacity Utilisation (%)	Total Availability[3] (%)
Interconnected System									
Thermal									
Lignite	7	4,908	30,943	19.1	2.9	2,637	86.7	94.1	84.9
Oil	1+2 units	777	4,143	29.0	5.3	2,350	88.3	75.5	87.7
Natural Gas	1+2 units	1,100	5,572	1.8	2.3	2,264	89.1	70.4	84.7
Total Thermal	10	6,785	40,658	17.4	3.4	2.560	87.4	88.1	85.2
Hydroelectric.	22	3,060	4,055	22.0	1.0	—	96.5	—	94.5
Wind and other renewable resources	1	5	14	9.0	2.0	—	—	—	—
Total Interconnected System	33	9,850	44,727	18.8	—	—	—	—	—
Autonomous Islands									
Thermal	—	—	—	—	—	—	—	—	—
Lignite	—	—	—	—	—	—	—	—	—
Oil	39	1,238	3,678	11.2	4.95	2,412	86.6	52.2	85.5
Natural Gas . .	—	—	—	—	—	—	—	—	—
Total Thermal	39	1,238	3,678	11.2	4.95	2,412	86.6	52.2	85.5
Hydroelectric.	2	1	1	56.9	—	—	—	—	—
Wind and other renewable resources	20	32	77	6.2	2.0	—	98.0	—	—
Total Autonomous Islands	61	1,271	3,756	11.1	—	—	—	—	—
Total Thermal	49	8,023	44,336	16.4					
Total Hydroelectric . .	24	3,061	4,056	22.0					
Total Wind and other renewable resources[4]	26	37	91	6.6	2.0	—	—	—	—
Total	99	11,121	48,483	17.9	—	—	—	—	—

(1) The forced outage factor represents the amount of energy that a power station did not produce during the year because of unplanned outages as a percentage of the maximum energy that the station could have produced during that year, operating continuously at installed capacity.
(2) Immediate availability is the amount of available energy that a power station could have produced, net of energy losses due to the power station during the year, as a percentage of the maximum energy that the station could have produced during that year, operating continuously at installed capacity.
(3) Total availability is the amount of available energy that a power station could have produced, net of all energy losses during the year, as a percentage of the maximum energy that the station could have produced during that year, operating continuously at installed capacity.
(4) Including our five photovoltaic stations.

Total availability of our power stations has increased from 85.3% in 1998 to 89.3% for the first half of 2001.

For the year ended 31st December, 2000, approximately 69% of our electricity production in the interconnected system was generated from lignite-fired power stations, approximately 9% from oil-fired power stations, approximately 9% from hydroelectric stations, approximately 12% from natural gas stations, and significantly less than 1% from wind parks and other renewable resource stations. In the autonomous islands, almost all of our production was generated from oil-fired power stations.

The following table sets out details of the sources of our net electricity production by primary source utilised for the five years ended 31st December, 2000 and the six months ended 30th June, 2000 and 2001:

	Year ended 31st December,					Six months ended 30th June,	
	1996	1997	1998	1999	2000	2000	2001
				(GWh)			
Interconnected System							
Thermal							
Lignite	26,455	27,710	29,181	29,210	30,943	15,598	15,438
Oil	4,521	4,077	3,852	3,531	4,143	1,935	1,716
Natural Gas	—	216	1,584	3,692	5,572	2,350	2,835
Total Thermal	30,976	32,003	34,617	36,433	40,658	19,883	19,989
Hydroelectric	4,482	4,070	3,837	4,798	4,055	2,109	996
Wind and other renewable resources	—	—	—	9	14	7	6
Total Interconnected System	35,458	36,073	38,454	41,240	44,727	21,999	20,991
Autonomous Islands							
Thermal							
Lignite	—	—	—	—	—	—	—
Oil	2,950	3,128	3,336	3,489	3,678	1,694	1,708
Natural Gas	—	—	—	—	—	—	—
Total Thermal	2,950	3,128	3,336	3,489	3,678	1,694	1,708
Hydroelectric	1	1	1	1	1	1	1
Wind and other renewable resources	33	34	43	47	77	38	42
Total Autonomous Islands	2,984	3,163	3,380	3,537	3,756	1,733	1,751
Total Thermal	33,926	35,131	37,953	39,922	44,336	21,577	21,697
Total Hydroelectric	4,483	4,071	3,838	4,799	4,056	2,110	997
Total Wind and other renewable resources	33	34	43	56	91	45	48
Total	38,442	39,236	41,834	44,777	48,483	23,732	22,742

The following power stations have been constructed or are currently under construction and are expected to be put into commercial operation between 2002 and 2004:

Komotini	495 MW installed capacity natural gas-fired, with diesel-oil back-up. The station is expected to be fully operational in early 2002. The budgeted cost for this power station is expected to be approximately GRD 84.8 billion (€ 249 million).
Florina	330 MW installed capacity, lignite-fired power station. Commercial operation of the station is expected to commence in the second half of 2002. The budgeted construction cost for this power station is expected to be approximately GRD 181.9 billion (€ 534 million).
Messochora	162 MW installed capacity, hydroelectric station. The station at Messochora was completed five years ago but remains inoperable, due to certain issues with the local authorities that we expect to resolve in the near future. You should read "Our Business—Environmental Matters" for a more detailed discussion on our station in Messochora. The total cost for this power station is approximately GRD 135.1 billion (€ 396 million).
Linoperamata, Crete	43.3 MW installed capacity light fuel oil-fired station. Commercial operation of the station is expected to commence in the second half of 2002. The budgeted cost for this power station is expected to be approximately GRD 10.9 billion (€ 32 million).
Atherinolakkos Lasithi, Crete	A power station comprising a 75 MW to 85 MW diesel engine fired with heavy oil and a 100 MW to 110 MW conventional heavy fuel oil-fired steam electric unit with natural gas-firing capabilities. Commercial operation of the station is expected to commence in 2004. The budgeted cost for this power station is expected to be approximately GRD 80.0 billion (€ 235 million).

Of the total costs budgeted for the construction of the above power stations, approximately 54% had been incurred as at 30th June, 2001.

In addition, the construction of certain hydroelectric power stations is currently under consideration.

In making decisions regarding the types of power stations in which we intend to invest, we balance between fuel costs and investment costs. Lignite-fired power units have a higher investment cost per KW component than gas- or oil-fired power units. On the other hand, lignite fuel costs are significantly lower than those of gas- or oil-fired power units.

Base load, intermediate and peak load

Lignite-fired stations are best for, and are generally used for, continuous base-load operation. They have low unit fuel costs which make operation throughout the day economically efficient. Gas- and oil-fired stations are better for intermediate load and are shut down during periods of low demand and restarted when demand increases. Hydroelectric stations, which are constrained by the capacity of their reservoirs and unpredictability of rainfall as well as our irrigation obligations, are generally run at peak load. The generating capacity provided by our hydroelectric stations is important in meeting peaks in demand, which may be relatively steep in the summer. These stations are designed to be available for immediate response. If the generating capacity of our hydroelectric stations is limited, we have to rely more heavily on thermal production, mainly from our gas-fired and oil-fired stations.

Maintenance

We generally carry out scheduled maintenance during periods of lower demand in the spring and autumn of each year. On average, generation by each of our thermal stations is interrupted for approximately 38 days per year for maintenance. We conduct maintenance on our hydroelectric stations when they are not in operation. Our own employees generally carry out maintenance work although outside contractors may be used as required. In accordance with our business strategy, we plan to focus our maintenance activities on a programme of preventative maintenance and repair procedures in the future as a means of reducing costs.

Our sources of electricity generation

We produce electricity from thermal sources, including lignite, oil and natural gas, water flows and other renewable resources. We do not operate any nuclear power stations and have no plans to develop a nuclear power generating capacity.

Thermal Production

As at 30th June, 2001, we had 10 thermal stations (including the Lavrio station) comprising 29 generating units with a total installed capacity of 6,810 MW in the interconnected system. In addition, at 30th June, 2001, we had two thermal stations in Crete and one in Rhodes, comprising a total of 32 generating units with a total installed capacity of 720 MW. On that date, we also had 36 smaller autonomous thermal stations, comprising 250 generating units with an installed capacity of 530 MW located on the autonomous islands, owned and operated by the Distribution business unit. All but one of our thermal stations consist of two or more generating units.

Our lignite-fired power stations are steam-condensing units that consist of closed-cycle systems in which water is transformed into steam (by burning lignite to heat water) and used in a turbogenerator to generate electricity. Residual steam is turned back into water through a cooling process by using cooling towers or, in some cases, sea or river water. Our combined cycle units use a gas turbine together with a steam turbine: heat from the exhaust gases from the burning of natural gas or diesel oil is recovered and used to create steam which is then used to power a steam turbine that drives the

electrical generator. Our natural gas-fired power stations are steam turbine units that burn natural gas to produce steam to turn a turbine that drives the electrical generator.

Lignite

We own and operate seven lignite-fired power stations with a total installed capacity of 4,933 MW, representing approximately 44% of total installed generating capacity as at 30th June, 2001. Our lignite-fired power stations are part of the interconnected system. All of our lignite-fired power stations are located close to our mines, in order to reduce transportation costs and facilitate supply of lignite, most of which is transported by conveyor belts. As we currently mine all of the lignite used in our lignite-fired stations from our own mines, production costs are the only costs of this thermal production source.

The lignite in our mines has a calorific value of between 1,050 and 2,300 kcal/kg, which is relatively low compared to the average calorific value of lignite produced in other lignite mines in Europe. However, given our low costs of mining lignite, it is an economical fuel source. In addition, lignite extracted in the Lignite Centre of Western Macedonia generally has a low sulphur content and, combined with its high levels of calcium oxide (a desulphurising agent), is less environmentally harmful. Each of our lignite-fired power stations is constructed to use the lignite deposits located close to the station. We design our power stations to burn the lignite produced in the neighbouring mines, taking into account its specific calorific value and other characteristics in order to maximise efficiency of operations and minimise emissions.

We generally keep sufficient quantities of lignite in stock for approximately 25 days' operation of each of our lignite-fired power stations. Lignite is stored in each station's stockyard.

We do not currently buy lignite from private mines (although we have in the past) because we have sufficient supplies of the appropriate quantity and quality of lignite from our own mines. However, we have recently concluded negotiations with two private mines in Florina to supply a substantial quantity of the lignite to our lignite-fired power station under construction in Florina that we expect to be operational by the end of 2002.

We expect lignite to continue to be the predominant source of our electricity production in the interconnected system for the near term. In 2000, lignite accounted for approximately 69% of total generation supplied to the interconnected system. The following table shows lignite use from our two production areas, Lignite Centre of Western Macedonia and Lignite Centre of Megalopolis (located in the Peloponnese region) for each of the five years ended 31st December, 2000 and for the six months ended 30th June, 2000 and 2001:

	Year ended 31st December,					Six months ended 30th June,	
	1996	**1997**	**1998**	**1999**	**2000**	**2000**	**2001**
	(million tonnes)						
Lignite Centre of Western Macedonia	44,920	46,366	48,155	47,416	51,373	25,688	25,663
Lignite Centre of Megalopolis	12,447	11,698	11,948	13,131	12,514	6,718	6,556
Total	57,367	58,064	60,103	60,547	63,887	32,406	32,219

Oil

We own and operate in the interconnected system one oil-fired power station and two oil-fired units at the Lavrio station, with a total installed capacity of 777 MW, representing approximately 7% of total installed generating capacity in the interconnected system as at 30th June, 2001. In addition, we own and operate two oil-fired power stations in Crete and one in Rhodes, with a total installed capacity of 720 MW. We also own and operate 36 oil-fired power stations located on the other autonomous islands, which are significantly smaller than the oil-fired power stations of the mainland and those in Crete and Rhodes. They have a total installed capacity of 530 MW, representing approximately 5% of total installed generating capacity as at 30th June, 2001. You should read "Our Business—Distribution" for a more detailed discussion of generation on the autonomous islands.

Heavy fuel oil and diesel oil are currently supplied on an exclusive basis by Hellenic Petroleum or ELPE, an oil company controlled by the Hellenic Republic. We recently renewed our supply contract with ELPE until the end of December 2002. Heavy fuel oil and diesel oil prices are based on prices published according to Platt's OILGRAM and are set in U.S. dollars. We pay for heavy fuel oil and diesel oil in Greek drachma. We are currently considering hedging some foreign exchange and oil price risks.

The following table shows the volume of heavy fuel oil and diesel oil consumed during the five years ended 31st December, 2000 and the six months ended 30th June, 2000 and 2001:

	Year ended 31st December,					Six months ended 30th June,	
	1996	1997	1998	1999	2000	2000	2001
Heavy Fuel Oil(1)	1,590	1,540	1,496	1,485	1,622	759	716
Diesel Oil(2)	442	432	444	389	455	192	197

(1) Heavy fuel oil in thousands of metric tonnes.
(2) Diesel oil in thousands of kilolitres.

We expect to decrease the use of oil-fired generating units in the interconnected system as a proportion of the total generating capacity due to our increasing use of natural gas and lignite for power generation. However, we expect that oil will continue to play a significant role in generating electricity on the autonomous islands. Virtually all electricity generated in the year ended 31st December, 2000 on the autonomous islands was generated from oil-fired power stations.

We are required by law to maintain a minimum inventory of each type of liquid fuel used (heavy fuel oil and diesel oil), corresponding to a 90-day operation of our oil-fired power stations, which accounted for approximately 18% of our total installed capacity as at 30th June, 2001. These inventories are determined on the basis of our total annual consumption of heavy fuel oil and diesel oil. Part of this requirement (55% for heavy fuel oil and 25% for diesel oil) is stored by ELPE under the terms of the fuel supply contract. We maintain the rest of the legally required inventories in the storage tanks located at our power stations.

Natural Gas

We own and operate one natural gas-fired power station and two CCGT units at the Lavrio station with a total installed capacity of 1,100 MW, representing approximately 9.8% of our total installed capacity as at 30th June, 2001. We are constructing a 495 MW combined cycle natural gas-fired power unit at Komotini which is expected to be fully operational in early 2002. We commenced generating electricity from natural gas in 1997, when we began converting the heavy fuel oil-fired power station in Agios Georgios, near Athens. All of our gas-fired power stations are part of the interconnected system.

We are the largest purchaser of natural gas in Greece. We purchase more than 65% of DEPA's gas output under a gas purchase contract which commenced in 1994. Pursuant to the terms of our gas purchase contract with DEPA, we are subject to a minimum "take-or-pay" obligation, under which we commit to pay for a minimum amount of gas irrespective of actual consumption. This "take-or-pay" obligation provides for a four-year clearance period. To date, we have exceeded our contractual annual "take-or-pay" gas purchase obligations and expect to continue meeting our annual obligations.

Pursuant to the terms of this contract, we are also entitled to the most competitive natural gas price offered by DEPA for the purposes of electricity generation. Prices are determined by a formula which takes into account market prices of heavy fuel oil, gas oil and certain types of crude oil. As part of the contract, DEPA is required to remit part of its earnings to us if DEPA's earnings exceed a certain threshold. You should read "Relationship with the Selling Shareholder" for more information on our contract with DEPA.

Gas prices for each quarter are fixed on the basis of the average for the prior six months from the start of the quarter.

The following table shows the volume of natural gas we used during the five years ended 31st December, 2000 and the six months ended 30th June, 2000 and 2001:

	Year ended 31st December,					Six months ended 30th June,	
	1996	1997	1998	1999	2000	2000	2001
	(millions normal m³)						
Natural Gas	—	61.9	488.9	996.9	1,439.0	646.0	709.3

Hydroelectricity

We own and operate 24 hydroelectric stations with a combined installed capacity of approximately 3,061 MW, representing approximately 27% of total installed generating capacity as at 30th June, 2001. However, the actual generation of electricity from hydroelectricity amounted to only 4,056 GWh (or approximately 8.4% of our electricity production) during the year ended 31st December, 2000 and only 997 GWh (or approximately 4.4% of our electricity production) during the six months ended 30th June, 2001. The average annual hydroelectricity production of approximately 4,000 GWh may vary depending on annual variations in rainfall levels. Generally, we use hydropower as a peak load source. Due to public service obligations, such as the provision of irrigation water, some of our hydroelectric stations also operate during off-peak times. Hydroelectric stations generally require lower levels of maintenance and staffing than other types of power stations.

The following table sets out, as at 30th June, 2001, our hydroelectric stations by type, installed capacity and net production:

	No. of Stations	Installed Capacity (MW)	Net Production (TWh)
Natural inflows	22	2,362	3,261
Pump storage	2	699	795
Total	24	3,061	4,056

At times of low electricity demand, generally in the evening and at night, pump storage hydroelectric stations pump water from a source at a lower level to a higher level where it is stored in a lake or reservoir for release at times of high electricity demand.

The weighted average age of all our hydroelectric stations as of 30th June, 2001 was 22 years.

All water in Greece is owned by the Hellenic Republic, which currently allows us to use water without charge for the purposes of generating electricity in our hydroelectric stations. You should read "Our Business—Environmental Matters" for a more detailed discussion of regulation relating to the use of water.

Irrigation obligations

We are obliged by law to provide water from our hydroelectric stations for irrigation purposes. This public service obligation is imposed on us on an annual basis by a joint ministerial decision. We expect that we will receive some compensation for this public service obligation either by the Hellenic Republic or from a special account established under the Liberalisation Law and administered by the HTSO or by passing the cost to our customers. You should read "Regulation of the Greek Electricity Sector" and "Relationship with the Selling Shareholder" for a more detailed discussion of our public service obligations.

We do not consider the supply of irrigation water to be a material financial burden on us even though it may require us to release water, thereby generating electricity at times of the day that may not be the most economical for us.

Production from wind and other renewable resources

Currently, we produce very small amounts of electricity from renewable resources. As at 30th June, 2001, all of our generation from renewable resources was from wind turbine parks and photovoltaic stations, with a total installed capacity of 37 MW and net production of 91 GWh, all but one of which is located in the autonomous islands. The Distribution business unit is responsible for our generation from renewable resources.

PPC Renewables and COGEN are investigating opportunities to increase generation from renewable resources. In February 2001, we applied to the Minister of Development to be granted authorisation for the construction of 19 wind parks with an installed capacity of 167 MW and a number of geothermal stations with an installed capacity of 150 MW.

Capital investment programme

In addition to the construction of additional generating capacity, the environmental performance of two lignite-fired power units in the Kardia, Ptolemais power station will be upgraded starting in 2003 by retrofitting electrostatic precipitators to reduce emissions. Similarly, four units of the Agios Dimitrios power station will be retrofitted from 2003 to 2006. The environmental performance of some units at the Megalopolis A power station will also be upgraded by means of lignite electrostatic precipitators and retrofitting an industrial waste water treatment plant.

Employees

As at 30th June, 2001, our Generation business unit employed 6,768 full-time employees.

Transmission

Our Transmission business unit owns the interconnected transmission network on which the HTSO transports electricity on high voltage lines from the power stations where it is generated (whether from us or other generators in the future) or, in the case of imported electricity, from the interconnection points, to our distribution network throughout the interconnected system and to certain directly connected high voltage customers. This transmission system is referred to as the interconnected transmission system. We own the interconnected transmission system pursuant to an exclusive licence for the ownership of the transmission system, although, pursuant to the Liberalisation Law, the HTSO is responsible for its operation, maintenance and development and for access to it by third parties. Currently, we carry out the physical operation and maintenance of the interconnected transmission system at the direction of the HTSO.

The backbone of the interconnected transmission system comprises three double-circuit lines of 400 kV, transmitting electricity from power stations in Northern Greece, where approximately 70% to 75% of our generating capacity is located, to the principal consumption centres in Central and Southern Greece, where approximately 65% to 70% of the electricity generated is consumed. The interconnected transmission system also comprises further 400 kV and 150 kV lines. In addition, a 66 kV line and a 150 kV line connect the island of Corfu to the interconnected transmission system.

The following map shows the 400 kV transmission lines of the interconnected transmission system as at 30th June, 2001.


SERBIA
KOSOVO B
SKOPJE4
FYROM
DUBROVO
BITOLA
CHUDOMIR
VETREN
CHAIRA
PLOVDIV
MARITSA3
BLAGOEVGRAD
BULGARIA
HAMITABAT
BABAESKI
FILIPPI
TURKEY
THESSALONIKI
AGRAS
EDESSAIOS
AG. DIMITRIOS
FLORINA
AMYNTEO
PTOLEMAIDA
ELBASAN
ALBANIA
KARDIA
MAKROHORI
ASOMATA
SFIKIA
POLYFITO
TURKEY
TO ITALY
PIGES AOOS
TRIKALA
LAROSSA
CORFU (KERKYRA)
LOUROS
POURNARI 1
PLASTIRAS
KREMASTA
ACHELOOS
KASTRAKI
STRATOS
GIONA
DISTOMO
LARYMNA
ALIVERI
AHARNES
AG. STEF.
PALLINI
KOUIROU
AG. GEOR.
ARGILIS
LAVRIO
LADONAS
MEGALOPOLIS
RHODES
CRETE
LEGEND
UPGRADING TO 400 KV FLORINA-BITOLA
400 KV TRANSMISSION LINES AND CABLES
UNDER CONSTRUCTION
400KV SUBSTATION
UNDER CONSTRUCTION
THERMAL POWER STATION
HYD. POWER STATION

As at 30th June, 2001, the interconnected transmission system comprised a total of 10,148 kilometres of transmission lines, as presented in the following table. Our Transmission business unit does not operate the 620 kilometres of our transmission lines on the autonomous islands and the 121 kilometres of 150 kV underground lines in Athens, which are operated by the Distribution business unit.

	Transmission Lines (Interconnected Transmission System)			
	400 kV	150 kV	66 kV	Total
		(km)		
Overhead	2,319	7,659	39	10,017
Submarine	—	88	15	103
Underground	—	28	—	28
Total	2,319	7,775	54	10,148

The average age of our transmission lines is 18 years for the 400 kV lines and 27 years for the 150 kV lines.

Corfu and the other Ionian islands, as well as certain of the Aegean islands, are linked to the interconnected transmission system. However, most of the remaining islands, including Crete and Rhodes, are not linked to the interconnected transmission system because their distance from mainland Greece renders it uneconomical to establish a submarine cable link to the interconnected transmission system. These islands are served instead by autonomous power stations and transmission and distribution facilities located on the islands. We own and operate the transmission and distribution systems on all the autonomous islands. These systems are the responsibility of the Distribution business unit. You should read "Our Business—Distribution" for a more detailed discussion of transmission and distribution on the autonomous islands.

We have recently built new overhead lines, new sub-stations and a 150 kV submarine cable providing a second supply line to the Ionian islands. This submarine cable completes a loop in the transmission lines supplying these islands, which will increase the reliability of the connection by allowing electricity to flow from the mainland to the Ionian islands at either end of the loop, bypassing intermediate faults that may disrupt transmission.

Under Greek law, we benefit from rights of way for all of our transmission lines and pylons. We generally expropriate the land needed for the construction of pylons pursuant to authorisations by the Hellenic Republic and at a price determined by the Greek courts.

As at 30th June, 2001, our transmission system also incorporated 473 power transformers and auto-transformers with a total capacity of 35,363 MVA.

The following table gives details of our high voltage transformers in the interconnected transmission system as at 30th June, 2001:

	HV Transformers (Interconnected Transmission System)		
	kV	MVA	Number of units
Step-up	400	4,983	16
	150	6,862	63
	20	7	2
Step-down	150	13,036	316
Step-down and Ancillaries	150	1,385	38
Autotransformers	400/150	9,010	34
	66/20	25	1
	66/15	50	2
	20/15	5	1
Total		35,363	473

The average age of our high voltage transformers is 20 years for the step-up transformers and 17 years for the step-down transformers.

Operation of the system

The HTSO operates the interconnected transmission system and the interconnections with other networks in accordance with the Grid Code. Pursuant to the Liberalisation Law, we currently hold a 49% share in the HTSO, although this share will be reduced as other generators enter the market.

The HTSO can direct us to undertake improvements, additions and maintenance to the interconnected transmission system, but must remunerate us for our costs in doing so at a reasonable profit, under the terms of the Transmission Control Agreement. The amount of remuneration is calculated by reference to a formula which reflects our actual cost of maintaining and updating the transmission system, depreciation, and return on invested capital. If we decline to undertake a project, the HTSO can direct a third party to construct the required transmission infrastructure in order to improve or add to the interconnected transmission system, including the international interconnectors. However, we would own any such additions or improvements to the interconnected transmission system, whether built by us or by a third party, following a concession period to allow the third party to recoup its investment. You should read "Regulation of the Greek Electricity Sector" for a more detailed discussion of the HTSO powers.

The HTSO provides access to the interconnected transmission system for authorised generating companies and allows for the interconnection of the interconnected transmission system with the mainland distribution system, which is the responsibility of the Distribution business unit. In the scheduling and despatch of generation, the HTSO is obliged to give priority load allocation to electricity generated from renewable resources or co-generation facilities.

The HTSO will charge a tariff to authorised generating companies and suppliers, including us, for providing access to the interconnected transmission system. By law, this tariff is set by the HTSO and is calculated by reference to the cost of the assets we must use to connect the generating units to the transmission system. The HTSO also charges a tariff to authorised generating companies, including us, for the use of the interconnected transmission system. This tariff will be set annually by the HTSO and is expected to be based on the total anticipated annual cost of maintenance, development and operation of the system for that year. You should read "Regulation of the Greek Electricity Sector" for a more detailed discussion of the tariff structure.

As at 31st December, 2000, the peak carrying capacity of the interconnected transmission system was 12,374 MVA and the peak historical demand, experienced on 6th July, 2000, was 8,531 MW, representing approximately 84% of the peak carrying capacity.

The following table shows annual power loss from the interconnected transmission system for the periods indicated, as a percentage of power generated in the interconnected system (including exports and imports) for the five years ended 31st December, 2000 and the six months ended 30th June, 2000 and 2001:

	Year ended 31st December,					Six months ended 30th June,	
	1996	1997	1998	1999	2000	2000	2001
				(Percent)			
Power loss	4.3	4.1	3.6	3.5	3.1	3.2	3.1

Interconnections

The interconnected transmission system is connected with the transmission systems of Bulgaria, Albania and FYROM. Historically, imports have been used to support the reliability of the Greek electricity grid in case of emergency or to replace our hydroelectric generation during dry periods. The interconnections with Albania and FYROM each comprise a single 400 kV and a single 150 kV line, although we expect the 150 kV line between Greece and FYROM to be upgraded to a 400 kV line in the medium term. However, the interconnection capacity with Albania is restricted to between 250 MVA to 300 MVA due to capacity limitations of the autotransformer in Albania. These interconnectors each have a nominal carrying capacity of approximately 1,500 MVA. The interconnection with Bulgaria comprises a single 400 kV line, with a carrying capacity of 1,400 MVA. While Greece is a member of

the Union for Coordination of Transmission of Electricity, the Greek network does not function in parallel with this intra-European transmission network because of damage to the transmission installations in Croatia and Bosnia-Herzegovina sustained during the conflicts in the early 1990s.

By Ministerial decision dated 22nd October, 2001, 370 MW of the 600 MW of interconnection capacity available to importers through the interconnection with Albania, Bulgaria and FYROM is allocated to us and the balance will be auctioned on an annual and daily basis. Of the 370 MW of capacity allocated to us, 220 MW will be made available on a long-term basis (for one-year periods) and 150 MW will be made available on a daily basis. We will pay a tariff for the long-term allocation; this tariff will be the same as the price set by the auction for annual allocations to third parties. No tariff is charged for daily capacity, whether allocated to us or subject to the auction. This Ministerial decision will be in effect until the end of 2004.

A 400 kV direct current transmission line with 500 MW capacity between Greece and Italy is being prepared for full commercial operation, and will create the first direct connection between the two countries. The line is 270 kilometers long, including 163 kilometers of submarine cable. We are undertaking this project jointly with ENEL S.p.A.. Operation of this connection commenced in November 2001. The aggregate capital expenditure for the project is expected to be approximately GRD 112,447 million (€ 330 million), of which our contribution is expected to be approximately GRD 26,237 million (€ 77 million). We expect to meet our payment obligation with grants from the EU totalling GRD 10,222 million (€ 30 million), with the remainder to be financed by our self-generated funds and borrowings, including loans from the European Investment Bank. We are currently in negotiations with TERNA S.p.A. ("TERNA") (a member of the ENEL group and owner of the transmission system in Italy), aimed at finalising the operating, maintenance and commercial issues of this interconnection. We plan to enter into an agreement with TERNA, pursuant to which we intend to establish a joint venture company to handle the commercial operation of the interconnection with Italy. Implementation of this joint venture will be subject to prior clearance of the Commission of the European Union.

With the agreement of the HTSO, we also plan to build a 400 kV interconnection line with Turkey and are currently undertaking a feasibility and construction study for this line.

Interruptions

Except as described below, we have not experienced blackouts, short-term losses or other major failures in our interconnected transmission system over the past decade. We have experienced brownouts in the Athens area in July 1998, due to operation of a line at over-capacity, and in September 1999, due to earthquake damage. Since 1999, a third 400 kV transmission line running from the north to the south was completed in the Athens area to increase the capacity and reliability of the connection in that area. In 2001, we experienced failures due to transformer malfunction in January and June, which caused brownouts in the Thessaloniki area. There are currently no particular areas where faults or interruptions occur; however, the distribution and transmission cables on the islands and in some regions close to the sea are sometimes subject to inefficiencies due to saline pollution of the insulators. Since 3rd May, 2001, the HTSO has been responsible for restoring transmission faults in the interconnected transmission system which result in any interruptions.

The following table shows the average time in minutes that we needed to restore transmission faults on the interconnected transmission system for the five years ended 31st December, 2000:

	Year ended 31st December,				
	1996	1997	1998	1999	2000
			(minutes)		
Average time to restore transmission faults	165	193	156	130	133

Capital investment programme

The HTSO assumed responsibility for maintenance and investment in the interconnected transmission system on 3rd May, 2001, when it took over the operation of the system, and has the responsibility for ensuring the completion of all capital investment projects relating to the system that we started prior to that date.

Employees

As at 30th June, 2001, the Transmission business unit employed 1,986 full-time employees, of which approximately 500 were employed in the engineering and construction of the system and approximately 1,300 were employed in the physical operation and maintenance of the system. These numbers do not include the employees from this business unit that have already been transferred to the HTSO, primarily from the areas of despatch and control of the transmission network. Out of the 158 employees transferred to the HTSO, a total of 128 employees have been transferred from the Transmission business unit to the HTSO. The HTSO assumes the cost of the transferred employees.

Distribution

The Distribution business unit distributes electricity throughout Greece (including both the interconnected system and the autonomous islands) and supplies electricity to all of our customers. The term "distribution" refers to the transportation of electricity from the transmission network to the customer purchasing the electricity for his own use. Under Greek law, we will hold an exclusive licence from the Ministry of Development, which we expect to receive shortly, to own and to operate the distribution network. Under the Network Code, we must provide access to the distribution network to third parties. You should read "Regulation of the Greek Electricity Sector" for more detail on the Network Code.

Our customers include all Non-Eligible Customers and the Eligible Customers that choose to purchase from us as their supplier. In addition, the Distribution business unit is responsible for the generation of electricity on the autonomous islands (excluding Crete and Rhodes, where electricity is generated by the Generation business unit), and operation of the transmission system on the autonomous islands (including Crete and Rhodes) and 150 kv underground lines in Athens.

Distribution network

The following table sets out our distribution network throughout Greece, as at 30th June, 2001:

	Distribution Lines (Interconnected System and Autonomous Islands)		
	22, 20, 15, 6.6 kV	230-400 Volt	Total
		(km)	
Overhead	84,700	93,400	178,100
Submarine	1,024	1	1,025
Underground	6,900	9,200	16,100
Total	92,624	102,601	195,225

The Distribution business unit also operates the 620 kilometres of transmission lines on the autonomous islands and 121 kilometres of 150 kv underground lines in Athens:

	Transmission Lines (Autonomous Islands and Athens)		
	150 kV	66 kV	Total
		(km)	
Overhead	500	120	620
Submarine	—	—	—
Underground	121	—	121
Total	621	120	741

As at 30th June, 2001 our distribution network also incorporated 127,110 medium voltage transformers with a total capacity of 20,800 MVA. The following table gives details of our medium voltage transformers throughout Greece as at 30th June, 2001:

	MV Transformers (Interconnected System and Autonomous Islands)		
	kV	MVA	Number of Units
Step-down	22, 20, 15, 6.6/0.4	19,800	127,000
Step-down and ancillaries	22, 20, 15, 6.6/0.4	—	—
Autotransformers	20/15	1,000	110
Total		20,800	127,110

As at 30th June, 2001 our transmission network on the autonomous islands and Athens incorporated 103 high voltage transformers with a total capacity of 4,960 MVA. The following table gives details of our high voltage transformers in the autonomous islands and Athens as at 30th June, 2001:

	HV Transformers (Autonomous Islands and Athens)		
	kV	MVA	Number of Units
Step-up	22, 20, 15, 6.6/150,66	1,200	33
Step-down	150,66/22,20,15, 6.6	3,600	65
Step-down and ancillaries	150,66/22,20,15,6.6	10	1
Autotransformers	150,66/22,20,15,6.6	150	4
Total		4,960	103

Under Greek law, we have been granted rights of way for all of our distribution cables and poles.

We have experienced an average power loss from our distribution system of 5% per annum of power distributed during the period 1996 to 2000. Our losses on the distribution network are in line with the losses of other European electricity companies.

Virtually the entire Greek population is covered by the distribution network. We are obliged under Greek law, as owner and operator of the distribution network, to upgrade and to extend the distribution network by installing additional lines and transformers to meet actual and projected demand.

Interconnected system

Under the Liberalisation Law, as the sole distributor of electricity in Greece, in addition to distributing electricity to customers, we are required to provide access to the distribution network for all generators and suppliers who have been authorised to generate and supply electricity to Eligible Customers.

We have the right to charge a connection fee, which is set by the Ministry of Development in consultation with the RAE, to all electricity suppliers and customers for providing access to our distribution network. Currently, we are the sole electricity supplier in Greece. You should read "Regulation of the Greek Electricity Sector" for a more detailed discussion of access to our distribution network and "Operating and Financial Review and Prospects" for more details on our fees.

Pursuant to the Liberalisation Law, we plan to transfer to the HTSO our 68 power purchase contracts for the interconnected transmission system, under which we purchased power from co-generators or electricity generators using renewable resources, or the excess electricity produced by industrial producers generating for their own consumption prior to the existence of the HTSO. These power purchase contracts correspond to 290 MW of installed capacity. Since the HTSO does not operate the transmission lines on the autonomous islands, power purchase contracts for performance on the autonomous islands will remain with the Distribution business unit.

The following table sets out the amount of electricity that we sold by class of customer in the interconnected system and our total operating revenue from sale of electricity to those customers for the three years ended 31st December, 2000 and the six months ended 30th June, 2000 and 2001:

	Year ended 31st December,						Six months ended 30th June,			
	1998		1999		2000		2000		2001	
	GWh	(GRD billion)	GWh	(GRD billion)	GWh	(GRD billion)	GWh	(GRD billion)	GWh	(GRD billion)
Industrial										
High Voltage	6,146	60	6,014	60	6,585	80	3,265	38	3,298	39
Medium and Low Voltage	6,310	125	6,436	130	6,626	134	3,201	64	3,311	69
Commercial	7,427	213	8,125	238	8,726	264	4,114	124	4,356	136
Residential	11,791	289	12,191	308	12,907	312	7,091	169	7,041	175
Agricultural	2,293	26	2,184	25	2,676	30	582	7	551	6
Others	1,634	40	1,740	43	1,859	48	935	24	971	25
Total	35,601	753	36,690	804	39,379	868	19,188	426	19,528	450

(1) Operating revenues are presented on the basis of IAS, excluding unbilled revenue for medium and low voltage customers.

Within customer groups, we supply electricity to our customers, whether private or public, on generally similar contractual terms and tariffs. However, two large customers, Aluminium and the state-owned Larco enjoy special contractual conditions and discounts on tariffs.

Autonomous Islands

The Distribution business unit is responsible for the generation of electricity on the autonomous islands (excluding Crete and Rhodes), and for the transmission and distribution of electricity on all of the autonomous islands. In addition, under the Liberalisation Law, we are obliged to:

- Purchase all the electricity generated from renewable resources and any surplus electricity produced by industrial entities producing electricity for their own consumption (if produced by renewable resources or by means of co-generation), subject to technical constraints; and
- Distribute electricity to all customers on the autonomous islands, regardless of whether such electricity is generated by us or by third parties on the islands.

The following table sets out the amount of electricity that we sold by class of customer in the autonomous islands and our total operating revenue from sale of electricity to those customers for the three years ended 31st December, 2000 and the six months ended 30th June, 2000 and 2001:

	Year ended 31st December,						Six months ended 30th June,			
	1998		1999		2000		2000		2001	
	GWh	(GRD billion)	GWh	(GRD billion)	GWh	(GRD billion)	GWh	(GRD billion)	GWh	(GRD billion)
Industrial										
High voltage	—	—	—	—	—	—	—	—	—	—
Medium and low voltage	236	6	240	6	255	6	126	3	139	3
Commercial	1,230	36	1,347	40	1,420	43	539	17	566	18
Residential	1,161	30	1,245	33	1,300	33	708	18	706	18
Agricultural	198	2	250	3	234	4	76	1	75	1
Others	296	7	327	8	354	9	172	4	178	5
Total	3,121	81	3,409	90	3,563	95	1,621	43	1,664	45

(1) Operating revenues are presented on the basis of IAS, excluding unbilled revenue for medium and low voltage customers.

For the first six months of 2001, the average tariff per 100 KWh ranged from GRD 1,056.3 (€ 3.1) for agricultural customers to GRD 3,339.3 (€ 9.8) for commercial low voltage customers.

Customer Services

The Distribution business unit is responsible for metering and billing all Non-Eligible Customers as well as the Eligible Customers to whom we supply electricity. Metering the consumption of small- and medium-sized customers takes place every four months. However, bills are issued to these customers

every two months and are based on the actual meter reading or an estimation of consumption based on previous usage. For large consumption customers, meters are read and bills are issued on a monthly basis. Bills are paid at our customer centres, the branches of the Greek Post Office and Lottery Tickets selling points and by direct debit at most Greek banks.

We are required by law to collect public television and radio taxes and municipal taxes from all of our customers. These taxes are included as separate items on the bills that we send to our customers and generally represent about 26% of the bills, or approximately GRD 57 billion (€ 167.2 million) in the aggregate every two months. We deduct a 2% and 0.5% commission for the municipal taxes and public television and radio taxes, respectively, and make payment to the relevant municipality and government bodies by the 25th day of the second month following our issue of the bill to our customer.

The Distribution business unit is also responsible for the operation of 277 points of service throughout Greece. We introduced a pilot system of telephone customer service in July 2001, implemented initially at 10 points of service. These points of service offer an expanded range of services, including handling by telephone a customer's request to open and close accounts and to establish connections. We also plan to launch by the end of 2001 a unified, nationwide call centre with a single call-in number, initially to provide general customer information as well as information about their connections and their accounts. In addition, we have introduced a separate service unit for Eligible Customers, which we expect to be in full operation by June 2002.

An electricity service charter was approved at our initiative by the Ministry of Development in 1997. This charter seeks to provide more information to electricity customers concerning the terms of the services provided and to improve customer protection and satisfaction by committing, *inter alia*, to respond to customers' requests within certain time limits.

Interruptions

We have not experienced any significant unplanned interruptions in our distribution network over the three years ended 31st December, 2000. Our unplanned interruptions have been in line with the European average in terms of both frequency of occurrence and duration of interruption.

Capital investment programme

Investment expenditure on the distribution network during 2000 was approximately GRD 97 billion (€ 286 million). This investment was used for installing additional lines and substations throughout Greece to meet increased demand by existing and new clients. Budgeted investment expenditure on the distribution network for 2001 is approximately GRD 91 billion (€ 267 million) and will also be used for extending the distribution network. In anticipation of the Olympic Games which will take place in Athens in 2004, we plan to invest approximately an additional GRD 50 billion (€ 146.7 million) per year (over and above normal investment) up to and including 2004 which will be subsidized by the Hellenic Republic.

Employees

As at 30th June, 2001, the Distribution business unit employed 12,065 full-time employees, of which approximately 3,600 were responsible for operations and maintenance, approximately 3,150 for supply, approximately 2,200 for planning and construction, approximately 2,100 for support services, approximately 900 for generation (on the autonomous islands except Crete and Rhodes) and approximately 100 employees handling transmission on Crete and Rhodes.

Mining

Our Mining business unit is responsible for extracting lignite from our lignite mines in Greece to provide fuel for our lignite-fired power stations. The Mining business unit is the second largest lignite producer in the European Union and sixth in the world, mining all of the approximately 63.5 million tonnes of lignite used by our lignite-fired power stations during the year ended 31st December, 2000. We currently have the right under concessions granted by the Hellenic Republic to explore and exploit approximately 95% of the exploitable lignite reserves in Greece.

Lignite is a key strategic fuel for us for the following reasons:

- *Secure supply.* Because we own our lignite mines, all of which are within Greece, we are not subject to competition for supply and have guaranteed access to our principal fuel and to extensive know-how and infrastructure.
- *Reduced environmental impact.* Much of our lignite is generally low in sulphur, reducing emissions from many of our lignite-fired power stations.
- *Low extraction cost.* Our lignite is extracted from open-cast mines applying continuous mining methods, using high-capacity equipment (such as bucket-wheel excavators, belt conveyors and spreaders).
- *Stable cost.* Our extraction costs have remained relatively stable over time compared to the purchase costs of other fuel sources, particularly oil and natural gas.

Use of Lignite

We operate five open-cast lignite mines in the Western Macedonia region of Northern Greece and in the Peloponnese region in Southern Greece. Our four mines in the Western Macedonia region—Main Field, South Field, Kardia Field and Amynteon Field—comprise the Lignite Centre of Western Macedonia, and produced approximately 51 million tonnes of lignite during the year ended 31st December, 2000. Our mining complex in the Peloponnese region, the Lignite Centre of Megalopolis, produced approximately 12.5 million tonnes during the same period. In addition, we are preparing to exploit new reserves at a mine in Florina, in Western Macedonia. We have also located additional lignite reserves at Elassona, in Central Greece, and at Drama, in Northern Greece.

In addition to its lignite mining activities, the Mining business unit also operates the Liptol lignite-fired co-generation power station in the Ptolemais area, in Western Macedonia. The Liptol station comprises two units with an installed capacity of 10 MW and 33 MW, respectively, and supports an industrial plant producing home-heating briquettes and dried lignite, as well as supplying power to the transmission grid.

Since transportation of lignite is expensive relative to its extraction cost and calorific value, lignite can be used economically only within relatively short distances of the mines from which it is extracted. All of our lignite-fired power stations are located in close proximity to our mines, allowing lignite to be transported directly from the mine to the power station, mainly by conveyor belts. Lignite from the Lignite Centre of Western Macedonia is used in the four principal generating power stations, which are located within a radius of 12 kilometres from the mines, with a total installed capacity of 4,083 MW as at 30th June, 2001. Lignite from the Lignite Centre of Megalopolis is used in two generating power stations, which are located within a radius of 2 kilometres from the mines, with a total installed capacity of 850 MW as at 30th June, 2001.

The quality of Greek lignite varies highly both within and across mines. The calorific value of Greek lignite ranges from 1,050 to 1,100 kcal/kg in the Lignite Centre of Megalopolis; from 1,800 to 2,300 kcal/kg in the Florina area of Western Macedonia; from 1,300 to 1,400 kcal/kg in the Ptolemais area of Western Macedonia, comprising the Main Field, South Field and Kardia mines; and from 1,050 to 1,300 kcal/kg in the Amynteon mine in Western Macedonia. However, lignite extracted in the Lignite Centre of Western Macedonia, where our principal lignite mines are located, generally has a low sulphur content and, combined with its high levels of calcium oxide (a desulphurising agent), is less environmentally harmful. Each of our lignite-fired power stations is designed to burn the lignite produced in the neighbouring mines, taking into account its specific calorific value and other characteristics. We apply homogenisation methods to blend lignite of differing quality characteristics to ensure consistent operating efficiency at our lignite-fired stations. Historically, we have purchased small amounts of lignite with high calorific value from privately operated mines to be used in homogenisation. We do not currently buy any lignite from private mines as we have sufficient supplies of lignite in terms of both quality and quantity from our own mines. We do not expect to purchase lignite from private suppliers in the future, except to supply our new Florina power station until the neighbouring mines become fully operational, as discussed below.

Currently we do not have formal arrangements relating to the quality and quantity of lignite used between our Mining and Generation business units. We expect such arrangements between our business units to be formalised in the near future to provide sufficient certainty about lignite supply.

Reserves

According to the Greek Institute of Geology and Mineral Exploration, the total proven lignite reserves in Greece amount to approximately 6.7 billion tonnes located widely across Greece, of which approximately 3.3 billion tonnes remain as exploitable reserves for electricity generation.

The following table sets out the probable, proven and exploitable reserves at each of our mines as at 31st December, 2000.

Mine	**Probable reserves**	**Proven reserves**	**Exploitable reserves**
		(million tonnes)	
Lignite Centre of Western Macedonia, of which:			
Main Field	—	543	427
South Field	100	645	645
Kardia Field	—	481	470
Amynteon Field	—	404	322
Florina(1)	24	139.5	139.5
Lignite Centre of Megalopolis	10	302	286
Elassona(1)	15	145.5	145.5
Drama(1)	500	900	900

(1) Not currently being mined.

Our probable reserves in the Lignite Centre of Western Macedonia as at 31st December, 2000 amounted to 124 million tonnes, while our probable reserves in the Lignite Centre of Megalopolis as at 31st December, 2000 amounted to 10 million tonnes. Our proven reserves in the Lignite Centre of Western Macedonia as at 31st December, 2000 amounted to 2,212.5 million tonnes, and our proven reserves in the Lignite Centre of Megalopolis as at 31st December, 2000 amounted to 302 million tonnes.

"Probable reserves" refers to lignite deposits that are estimated using a grid of drill-holes that are more than 300 metres apart, and "proven reserves" refers to that part of a lignite deposit that has been established using dense drill-hole data (up to 300 metres between drill holes). "Exploitable reserves" means that part of proven lignite reserves which can support one or more lignite-fired units, taking into account its calorific value, quantity, stripping ratio, the cost of alternative fuels and current extraction technology. Because lignite cannot be transported long distances economically, we consider a new lignite deposit to be exploitable only if it is located relatively close to an existing lignite-fired power station or is large enough to justify constructing a new power station nearby.

We calculate our exploitable reserves using evaluation methods generally used in the international lignite mining industry, including internationally accepted standards of mapping, drilling, sampling, assaying and interpretation. The results of our calculations in respect of the Lignite Centre of Western Macedonia and Lignite Centre of Megalopolis have been tested by Rheinbraun Engineering GmBH, a German mining company, between 1993 and 1996, as part of the Technical Mine Master Plan project, which we prepared jointly with Rheinbraun Engineering GmBH. As part of our annual report to the Ministry of Development, we update our estimates of exploitable lignite reserves annually at each of our mines. Despite reported figures, reserves may not conform to geological or other expectations, and the volume and quality of the lignite may be below expected levels.

Based on the total amount of the exploitable lignite reserves, the current rate of power consumption and the present rate of lignite-fired generation, we estimate that our remaining reserves will last for at least 45 years in the Lignite Centre of Western Macedonia and 25 years in the Lignite Centre of Megalopolis.

The following map shows the location of our exploitable lignite reserves as at 31st December, 2000:



Western Macedonia 60%
Reserves: 2,004m tonnes
Drama 27%
Reserves: 900m tonnes
Elassona 4%
Reserves: 146m tonnes
Megalopolis 9%
Reserves: 286m tonnes

The following table sets out the exploitable lignite reserves, stripping ratio, average ash content and calorific value of the lignite mined in our mines as at or for the period indicated:

Mine	Exploitable reserves as at 31st December, 2000	Stripping ratio(1) for the year ended 31st December, 2000	Average ash content, water-free	Calorific value
	(million tonnes)	(m^3/tonne)	(percentage)	(kcal/kg)
Lignite Centre of Western Macedonia, of which(2):				
Main Field	427	5.3	33.8	1,323
South Field	645	5.2	32.0	1,300
Kardia Field	470	3.6	25.9	1,462
Amynteon Field	322	7.3	35.9	1,300
Lignite Centre of Megalopolis	286	1.7	38.2	1,050

(1) The stripping ratio is defined as the cubic metres of waste material that must be extracted in order to produce one tonne of lignite. We expect stripping ratios to remain stable in the near term.
(2) Excludes Florina, which is expected to be operational by mid-2002.

The sulphur content of the lignite we mine in the Lignite Centre of Western Macedonia ranges from 0.3% to 0.6% and in the Lignite Centre of Megalopolis, from 0.8% to 1.5%.

Excavation

Lignite deposits in Greece have an average total depth of 150 to 200 metres and typically form in layers of lignite that alternate with layers of soil. The lignite layers have an average thickness of two metres and a number of beds ranging from 20 to 30 in the Lignite Centre of Western Macedonia, while in the Lignite Centre of Megalopolis, the lignite layers vary in thickness from a few centimetres to five metres, which alternate with layers of soil. The upper-most layer of soil covering the lignite seam is known as overburden, while the soil found between the lignite layers is known as intermediate layers.

We extract lignite by continuous operation of bucket-wheel excavators, belt conveyors and spreaders. Lignite, overburden and intermediate layers are extracted by bucket-wheel excavators, by a system of benches known as terrace mining. Belt conveyors transport the extracted lignite to stockyards at the nearby lignite-fired power stations and to storage areas within the mine areas, as well as waste material to the dumping sites. Spreaders are used to dump the waste materials, comprising overburden and intermediate layers, in the dumping grounds. In order to access lignite in areas where there are hard overburden formations, we also use cast blasting. Heavy trucks are then used to remove the cleared overburden formations (typically less than 10% of total excavated material). For certain parts of our lignite deposits, whose shapes do not permit easy removal using bucket-wheel excavators, as well as some hard formations, we rely on contractors using specialised mining equipment to aid in the efficient extraction of the lignite.

Most of our electrically-driven high-capacity mining equipment has been acquired over the course of the past 30 years and is expected to be in operation for a further 30 years or more due to our extensive programme of maintenance and upgrading. Our diesel engine equipment, such as bulldozers and tractors, is replaced periodically.

The following table sets out annual lignite production volumes of each of our five mines during the five years ended 31st December, 2000 and the six months ended 30th June, 2000 and 2001[(1)]:

	Year ended 31st December,					Six months ended 30th June,	
	1996	1997	1998	1999	2000	2000	2001
	(million tonnes)						
Lignite Center of Western Macedonia, of which:							
Main Field	6.64	6.15	6.20	5.35	6.18	3.58	2.44
South Field	14.90	16.51	18.33	18.59	20.97	9.95	10.33
Kardia Field	14.94	15.42	14.92	15.43	14.86	7.61	8.72
Amynteon Field	7.84	6.79	7.20	8.28	8.82	4.47	4.03
Lignite Centre of Megalopolis	12.61	11.52	12.06	13.30	12.48	6.52	6.71

(1) Individual numbers may not sum to total due to rounding.

Lignite production per employee (excluding employees on short-term contracts) for the year ended 31st December, 2000 was approximately 10,000 tonnes. The following table shows the production per employee, calculated as tonnes of lignite mined per employee in the Mining business unit, excluding employees of our co-generation station and briquette factory, during the five years ended 31st December, 2000 and the six months ended 30th June, 2000 and 2001:

	Year ended 31st December,					Six months ended 30th June,	
	1996	1997	1998	1999	2000	2000	2001
Tonnes of lignite mined per employee	8,648	8,238	8,751	9,310	10,062	5,016	5,230

Development of mines

We are developing new lignite mines at Florina in the Lignite Centre of Western Macedonia, where we have the right to exploit approximately 50% of the exploitable lignite reserves. We expect that excavation of one of these mines will commence by the end of 2001. Once the mines are fully operational, they are expected to supply the lignite for a new lignite-fired 330 MW power station currently under construction at Florina. This power station is expected to begin generation in 2002. Before our mines at Florina are fully operational, we expect to buy a substantial quantity of the lignite required for the Florina power station from two private mining companies in the area. We are also extending one of our existing mines in the Ptolemais area of the Lignite Centre of Western Macedonia, where we have recently commenced excavation. Preliminary planning studies for new mines in Elassona and Drama have been completed, and we are awaiting the decision of our board of directors before commencing feasibility studies for the construction of new lignite-fired power stations. Due to environmental concerns expressed by residents and local authorities in the past, there was resistance to developing mining activities at Drama. We believe these concerns have been resolved.

We have spent approximately GRD 1.3 billion (€ 3.81 million) each year over the past five years on exploration and verification of reserves in our existing operating mines and in Florina, Drama and Elassona. We carry out the exploratory work to locate and assess the viability of new lignite reserves, in some cases jointly with the Greek Institute of Geology and Mineral Exploration. If we discover additional lignite reserves, the Ministry of Development may grant us the right to mine these reserves. Our concession to explore for lignite expires on 25th July, 2005 in respect of Drama and on 4th August, 2005 in respect of Elassona.

We own the land on which the mines are located. We acquired this land mainly through expropriation from private owners and, to a lesser extent, through concessions from the Hellenic Republic. The Hellenic Republic owns all lignite deposits, and has granted mining rights to us that allow us to extract the lignite. Mining rights to our reserves at Ptolemais, part of the Lignite Centre of Western Macedonia, as well as our reserves at the Lignite Centre of Megalopolis, have been granted to 5th March, 2026. Pursuant to Greek law, we have the right to renew these mining rights for an additional 25 years, and on our application to the Ministry of Development, this right to renew can be extended for a further 25 years, for a maximum extension of 50 years. Mining rights to our reserves at Amynteon and Florina,

also part of the Lignite Centre of Western Macedonia, expire on 23rd August, 2018 and 21st August, 2024, respectively, with a right of renewal for a further 20 years.

We do not currently pay any royalty, concession fee or other fee for the lignite we extract. However, under Greek law, we are subject to a special levy for lignite-generated electricity equal to 0.4% of our annual turnover. We pay this levy to a special fund, from which payments are allocated to the prefectures in which our lignite-fired power stations are located. The amounts for each prefecture are allocated according to production from the lignite-fired stations of each prefecture. By law, the prefectures must use funds raised by this special levy to pay for social and economic development programmes. The mines not operated by us do not pay a special levy for lignite-generated electricity to the municipalities but instead pay a levy to the Hellenic Republic amounting to 6% of their cost of extracting lignite.

Once a mine's exploitable reserves are exhausted, we are required to restore the land. Until recently, prior to the adoption of a new law, restored land reverted to the Hellenic Republic. As of 30th June, 2001, only a small portion of this restored land had reverted to the Hellenic Republic. According to the new law, restored mining areas now remain our property. We restore exhausted mines by levelling the land, planting vegetation and landscaping. In the year ended 31st December, 2000, we spent approximately GRD 1.2 billion (€ 3.52 million) on land restoration.

Licences

We hold all exploration and extraction concessions and other secondary licences (such as transportation and storage of explosives) required to carry out our mining operations. However, we do not currently have all of the necessary environmental permits for our mining activities. We have submitted all required environmental impact assessment studies to the Ministry of the Environment and are awaiting approval of the environmental permits for those of our mines which have not yet been granted by the Ministry of Environment. You should read "Our Business—Environmental Matters" for a more detailed discussion of the regulatory regime applicable to our mining operations.

Employees

As at 30th June, 2001, the Mining business unit employed 6,321 full-time employees, and approximately 370 employees on short-term contracts to support our mining activities.

Employees

We had a total of 31,005 full-time employees at 30th June, 2001. The following table shows a breakdown of employees by category as at the dates indicated:

	As at 31st December,					As at 30th June,	
	1996	1997	1998	1999	2000	2000	2001
Category:							
Administration	7,134	4,162	4,092	3,964	3,823	3,903	3,865(1)
Generation	6,719	7,377	7,290	7,217	6,934	7,062	6,768(4)
Transmission	2,209	2,370	2,321	2,236	2,148	2,197	1,986(2)
Distribution	11,654	13,069	12,922	12,756	12,283	12,527	12,065(3)
Mining	6,760	7,021	6,880	6,715	6,457	6,570	6,321
Total	34,476	33,999	33,505	32,888	31,645	32,259	31,005

(1) Includes 924 employees transferred to the PIO and 27 employees transferred to the HTSO in the first six months of 2001.
(2) Includes 128 employees transferred to the HTSO in the first six months of 2001.
(3) Includes one employee transferred to the HTSO in the first six months of 2001.
(4) Includes two employees transferred to the HTSO in the first six months of 2001.

We are currently pursuing a policy of workforce rationalisation, through a combination of natural attrition and constrained hiring, pursuant to which only one out of every ten retirees will be replaced by a new hire. Such workforce rationalisation is expected to result in a reduction of approximately 20% from the number of employees we had at 31st December, 2000, in all employment levels by 2005.

Approximately 92% of our employees, including management, belong to unions. Over 80% of all employees belong to GENOP, the largest union in Greece, with the balance belonging to two smaller unions, the New Federation of Personnel and the Federation of PPC Personnel. Management are non-participating members of unions.

We believe that our relations with our employees and our unions are good, despite certain claims of employees and pensioners against us. You should read "Our Business—Legal proceedings" for a more detailed discussion of these claims. As a result, we have not experienced any significant industrial disputes, strikes or other work stoppages since August 1992 but experience some occasional strikes. Our management expects this situation to continue in the future, since it co-operates with the unions to ensure stable labour relations.

Wages are set pursuant to the guidelines of our personnel charter and collective labour agreements. Each year, our management and representatives of GENOP negotiate a collective labour agreement that sets wage increases and other labour practices. GENOP is the most representative union of our employees and accordingly, the one with whom we are required by law to negotiate. Our collective labour agreements are usually for a one-year period except for the two most recent agreements for 1999 and 2001, which were for two-year periods. Negotiations for new agreements commence prior to the expiration of the preceding collective labour agreement and the new agreement enters into force immediately upon its signing. The collective labour agreements for 1997, 1998, 1999 and 2001 resulted and will result in annual wage increases of approximately 9%, 7%, 5%, 6%, 6% and 6% for each of the years 1997-2002.

Our employees' compensation (other than certain of the General Managers) does not include any performance-based profit-sharing or bonus schemes. Currently, there are no plans to introduce an employee share option scheme. Under our personnel charter and the collective labour agreements, compensation is based almost exclusively on the length of service and the employees' qualifications. New employees join at a relatively low salary level, which increases depending on length of service rather than on performance. Our Chief Executive Officer, Chief Financial Officer and the General Manager of the Transmission business unit may receive a bonus of 20% of their annual salaries if they meet agreed targets. We are considering implementing a similar incentive scheme in respect of our other managers.

In addition, our employees receive certain benefits in kind. We fund four day care centres and two camping facilities operated by the PIO. Our employees receive up to 13,500 KWh of electricity per household per year at a reduced price; the average price reduction is 50%.

Personnel matters are subject to our personnel charter, the collective labour agreements, general labour legislation, and specific laws and regulations for public companies pertaining to the hiring and dismissal of employees. Hiring in the public sector, and also in our company, is based on a publicly announced exam or selection process. The criteria for this selection process are stipulated in the law and vary depending on the category of position to be filled. Candidates are selected mainly on the basis of their academic qualifications, age and family situation. Large layoffs of more than 30 personnel are prohibited under Greek labour law. Our employees can be dismissed, *inter alia*, for embezzlement of funds or for poor performance; however, this happens rarely.

Pension benefits

Our employees receive pension, healthcare and welfare benefits as required by Greek law and collective bargaining agreements with our unions.

Prior to the pension reform in Greece in 1992, we had no obligation to make employer contributions according to a defined contribution formula. We were, however, responsible for all payments and liabilities in respect of pensions or healthcare. Under Greek law, until 1st January, 2000, we paid pensions and related employee benefits out of our overall income rather than out of a separate fund as the liability arose. No separate fund nor any financial reserves were maintained to cover current or accrued pension liabilities.

Since 1st January, 2000, our employees and pensioners are covered by the PIO, a specific pension fund established for us under the Liberalisation Law. The PIO is a public entity supervised by the Hellenic Republic. This new entity has taken over our responsibility for meeting liabilities in respect of pensions, healthcare for our employees and pensioners, and other social security expenses. We are no longer obliged to make any payments in respect of pensions or healthcare as we had been prior to 1st January, 2000 and we have, in effect, no pension liability except as described below. All employer, employee and pensioner contributions are paid to the PIO. As the PIO began operating in August

2001, we have been reimbursed by the Hellenic Republic for all pension liabilities that we had to meet between the establishment of the PIO and the date on which it commenced its operations. As an employer, we are required to contribute an amount that varies depending on when an employee has entered the labour force, in accordance with the terms of the pension reform law of 1992:

- For employees who entered the labour force prior to 1st January, 1993 (the "old regime"), our contributions, from 1st January, 1993, amount to 31.5% (36.5% for employees working under hazardous conditions) of each employee's salary, up to a monthly salary of GRD 1 million (€ 2,935); and
- For employees who entered the labour force after 1st January, 1993 (the "new regime") our contributions amount to 21.4% of each employee's salary, up to a monthly salary of GRD 620,000 (€ 1,820).

In addition, we are required to contribute to the main social security fund 6.5% of each employee's salary, up to a monthly salary of GRD 650,000 (€ 1,907).

Currently, approximately 1,350 of our employees are covered under the new regime and approximately 29,650 employees are covered under the old regime.

The PIO is mainly financed by:

- Our social security contributions;
- Our employees' and pensioners' contributions; and
- Payments by the Hellenic Republic to cover the difference between the total income of the PIO and its payment obligations for healthcare and pension benefits which are provided for in the annual state budget and in accordance with article 34 of the Liberalisation Law. The Hellenic Republic assumed this obligation in consideration for the property arising from employee and employer's contributions, such property being integrated in our company and not in a separate fund.

In addition, according to the Liberalisation Law, the PIO will receive part of the net proceeds of the shares sold by the Hellenic Republic in the combined offering. Specifically, the PIO will receive 20% of the proceeds from the sale of the first 25% of our existing shares and 15% from the sale of any existing shares by the Hellenic Republic thereafter. The proceeds will be invested by the PIO. The PIO will be entitled to 80% of the return on the invested proceeds as revenue. The remaining 20% of the return will constitute capital for the PIO and will be used in a manner to be determined by its board of directors and approved by the Ministers of Finance, Development, Labour and Social Security.

Our employees are eligible for minimum pension benefits at the age of 62 if they have worked with us for at least 25 years. In order to qualify for a full pension, an employee must have worked for an employer who has contributed to a pension benefit plan for at least 32 years. Employees who have worked under hazardous conditions are eligible for minimum pension benefits at the age of 52. They are entitled to a full pension if they have worked for 27 years for an employer who has contributed to a pension benefit plan. These age limits increase by six months every year until maximum ages of 65 and 55, respectively. Pension benefits are determined by reference to the employee's final salary.

Under Greek law, the administrative assets involved in the provision of pensions and healthcare (including our own medical centres and testing laboratories) will be transferred to the PIO. In addition, as at 30th June, 2001, 924 of our employees were transferred to the PIO under the Liberalisation Law. The PIO covers the salary and social security costs of the transferred personnel.

Environmental Matters

Our electricity operations are subject to extensive environmental regulation, including Greek laws implementing European Union legislation and international agreements on the environment. Our environmental management guiding principles are to comply with all relevant legislation, to minimise, to the extent reasonably possible, adverse effects that our activities may have on the environment and to improve continuously the environmental performance of all our activities in general.

Environmental regulations affecting our business relate primarily to air emissions, water pollution and waste disposal. We are also subject to other regulations and standards, such as those relating to noise and electromagnetic fields.

Generation—Thermal and Hydroelectric Power Stations

Principal EU legislation and international treaties regarding SO_2 and NO_x

The principal EU Directive on air emissions affecting the electricity industry is the directive on the limitation of emissions of certain pollutants into the air from large combustion plants ("LCPD"). The LCPD applies to combustion plants with a thermal input of 50 MW or more. It requires each EU member state to establish and implement a programme of progressive reduction of total SO_2 emissions and total NO_x emissions from generation stations licensed before 1st July, 1987 and to establish emission concentration limits for SO_2, NO_x and particulate matter from individual generation stations licensed after 1st July, 1987. Some exceptions are provided to the limits in the LCPD relating to the burning of indigenous solid fuel which may benefit Greece. However, we have not relied in the past upon these specific exceptions.

The European Commission reviewed the LCPD and issued a revised directive in October 2001. The revised LCPD imposes stricter conditions for the operation of large combustion plants, whether existing or new, and requires compliance with emission limit values and increased monitoring. The main effect of the revised LCPD for us will be the need to reduce SO_2 and, to a smaller extent, NO_x emissions. In this regard, we have created a programme that we believe will allow us to make the necessary reductions.

The EU Directive on national emission ceilings for certain atmospheric pollutants was issued at the same time as the revised LCPD. It requires member states to reduce emissions of SO_2, NO_x, and volatile organic compounds and ammonia by 2010, using 1990 levels as a base. We do not believe that this directive will have a material effect on our business because the emission ceilings set by this directive for Greece are higher than the current total annual emissions in Greece.

In addition, a 1999 EU Directive imposes limit values for SO_2, NO_x particulate matter and lead in ambient air. This directive establishes limit values and thresholds for the concentrations of those gases and particulates which apply to ambient air generally. Compliance with these limits must be attained in phases, some of which must be met by January 2005 while others must be met by January 2010. Similarly, hourly limit values for NO_x must be met by January, 2010.

The EU Directive on integrated pollution prevention and control ("IPPC") requires all existing and new combustion stations with a net thermal input of over 50 MW to operate using best available techniques ("BAT") in order to minimise their environmental impacts. Existing combustion stations have until 30th October, 2007 to upgrade their operations to BAT standards. Specific BAT for large combustion plants have not yet been defined. However, principal techniques are likely to address atmospheric emissions, water consumption, waste generation, noise and energy consumption.

Greece is also a signatory of various international protocols under the Geneva Convention on long range transboundary air pollution, which require SO_2 and NO_x emission controls. However, only some of these protocols have been ratified and reflected in Greek law.

Principal Greek Legislation regarding SO_2, NO_x and dust

Greece implemented the LCPD by ministerial decisions in 1993 and 1996. As of 30th September, 2001, Greece had not implemented either of the EU Directives regarding ambient air quality or integrated pollution prevention and control.

We are taking the necessary steps to comply with the above regulatory framework. We have introduced a significant programme of environmental measures that covers our entire thermal operations. This programme includes a phased upgrading of dust control measures, such as replacing old electrostatic precipitators at our lignite-fired power stations and reducing SO_2 emissions by recent commissioning of a full flue gas desulphurisation installation ("FGD") at our Megalopolis B lignite-fired power station. We are in the process of installing a FGD plant in our Meliti-Achlada lignite-fired power station in Florina. We have also provided for the retrofitting of unit III of our Megolopolis A lignite-fired power station in our business plan. In several existing large heavy fuel oil units, burners have been recently replaced to improve combustion and reduce NO_x and particulate emissions. We may also have to reduce the hours of operation of our oil-fired stations and bring forward closure of our two lignite-fired units in Megalopolis A. This programme is intended to satisfy all current Greek

and European Union environmental regulatory requirements for SO_2, NO_x and particulate emissions from our large power stations. You should read "Risk Factors—Our electricity business is subject to numerous environmental laws and regulations" for a discussion of how future regulations could affect our capital expenditure for environmental purposes.

In accordance with the provisions of our environmental permits, we are also required to monitor emissions and discharges and to prepare regular environmental reports for evaluation by the competent local and central authorities. We address these requirements by using our computerised quality standards and monitoring networks in the areas where our power stations are located.

In addition, all of our power stations that are currently under construction are designed to comply with both existing legislation and relevant European Union environmental legislation expected in the near future.

CO_2 emissions

Both the European Union and Greece are signatories to the Kyoto Protocol, which was signed under the United Nations Framework Convention on Climate Change. The Kyoto Protocol establishes emission reduction targets for CO_2 and other greenhouse gases. Greece's target in the 2008-2012 period allows for an increase of 25% on its 1990 levels. The Greek government has not yet ratified the Kyoto Protocol or introduced any guidelines to implement the Kyoto Protocol. If the Kyoto Protocol is ratified by the EU, electricity utilities may be required to reduce CO_2 emissions using flexible mechanisms. Although the targets for Greece allow for future development, they assume a reduction in CO_2 emissions rate. We are contributing to the national action plan for the abatement of CO_2 and other greenhouse gas emissions. We have started this process by establishing an emission reduction plan. This plan involves measures to reduce levels of CO_2 mainly by increasing the use of natural gas, hydropower, developing renewable sources, conservation and rational use of energy and implementation of efficient lignite technologies. We are also participating in various European initiatives to reduce CO_2 emissions.

Waste management

There are various waste management laws and regulations in Greece regarding the management and disposal of liquid, solid industrial and hazardous waste. We hold environmental permits under these laws, which include terms governing our waste management practices. For example, hazardous waste from our activities is disposed of by authorised waste management contractors. We have also equipped all of our thermal power stations with waste water treatment plants, and significant investments have been made to install or upgrade these plants at several stations.

Asbestos

Limited studies have been undertaken about asbestos containing materials which may be present at our properties. We have a hazardous materials management programme, which includes identifying asbestos containing materials in poor condition and disposing of them appropriately. We are implementing this programme. We are aware of asbestos-containing materials in poor condition located at the closed power station in Faliro, Athens and we have implemented a programme for managing this particular case.

A comprehensive asbestos inventory at all premises will be required under the forthcoming requirements of a relevant EU Directive. Compliance with this requirement will require detailed asbestos surveys across PPC's sites and may identify additional asbestos-containing materials. If asbestos-containing materials were discovered in poor condition at any of our properties, after comprehensive surveys were undertaken, we could incur material expenditure to remedy the situation.

Contaminated land

Although contaminated land assessments have not been carried out at all of our sites, at present there appears to be no requirement for large-scale remedial projects at our sites in the short term. It is unlikely that this will be required at the mining areas or at the lignite-fired power stations for the foreseeable future. If any sites were found to be contaminated, we could incur significant cost for remedying such contamination and site values could be affected. We are in the process of remediating some localised contamination at four of our small power stations on the autonomous islands. Remediation may be warranted at some of our oil-fired stations, depots and underground cables in the future.

Water

The EU Directive establishing a framework for community action in the field of water policy came into force on 12th December, 2000. Its coverage includes the protection of inland surface waters, transitional waters, coastal waters and groundwater. Greece must implement this directive by 2003. Pursuant to the terms of this directive, water will be subject to regulation to avoid long term deterioration of water quality and quantity. For example, it is likely that water will be regulated to avoid shortages downstream, major surface water abstractions, or over-abstraction of groundwater. Depending on how these measures are implemented in Greece, for example by charging for water use, we may need to re-evaluate our use of water.

Environmental Authorisations

All our major operations require an environmental permit, which is issued by Ministerial Decision following an extensive environmental impact assessment and this authorises the construction and operation of new power stations and the operation of existing power stations. Depending on the nature of the operation a water use permit may also be required.

All but one of our thermal power stations located on the mainland have the environmental permits that enable them to operate. We expect to receive the environmental permit for our lignite-fired station located in Megalopolis by early 2002. We have applied for environmental permits for our thermal power stations located on the autonomous islands. We have received most of these and we expect to have the rest of them by the end of 2002.

The majority of our hydroelectric power stations were built before 1990. For these power stations, we do not hold environmental permits as we were not required under law at the time to do so. Since 1994, we have been required to obtain environmental permits for our hydroelectric power stations and we are in the process of obtaining these. We expect to receive these environmental permits by February, 2004. Until that time, during the operation of these hydroelectric power stations we apply the same terms contained in the environmental permits of projects which are located in the same water catchment area.

We were given the right under law to use water for our hydroelectric power stations and therefore we do not require water use permits for our hydroelectric power stations that were existing or under construction in 1989. Any future stations will require such permits.

Some of our permits for our hydroelectric power stations are likely to be affected by new legislation relating to protection of conservation sites pursuant to the EU Directive on the conservation of natural habitats and of wild fauna and flora, which has been implemented in Greek law.

We have constructed a hydroelectric power station at Messochora which is not currently operating as the relevant environmental permit which was originally granted is under review. This power station is one of several projects relating to the diversion of the Acheloos River in the Thessaly plain. In 1995, a Ministerial decision authorised the environmental terms for the project which apply to us and other parties involved in the project. Various organisations appealed against the Ministerial decision. In October 2000, the Greek Supreme Court cancelled the Ministerial decision and recommended that the Ministry of Environment undertake further environmental studies taking into account the scenario of the reduced diversion of the river. We have assisted the Ministry of Environment with its study, which is now complete. We expect that the Ministry of Environment will issue a new environmental permit for the area in the near future. The permit is likely to contain environmental terms which are modified from the original permit for the river diversion project as a whole. However, we do not expect these modifications to impose any additional controls on our operation of the power station.

Once the necessary environmental permits are obtained, operating licences must be acquired. A number of our power stations did not have operating licences due to an ambiguity in the law in the past, which made it unclear whether or not these licences were required. Under recent Greek law, we have been granted interim operating licences until 31st July, 2005 for our existing power stations and those currently under development. A recent ministerial decision provides a fast-track procedure for us to obtain the operating licences we need.

We are currently in the process of obtaining various environmental permits that we do not currently have but which are required for our operations as well as water use permits for our new projects.

Conditions that may be imposed in our permits may require additional capital expenditure over amounts budgeted (such as building smaller dams to increase water flow) or modification of our operating practices. You should read "Risk Factors—We may not have all the licences and permits we need in respect of our operations" for additional discussion on our licences and permits.

Transmission and Distribution

PCBs

Under the EU Directive concerning the disposal of polychlorinated biphenyls ("PCBs") we have identified all equipment that contains PCBs and arranged for them to be removed by 2010. We are following a comprehensive plan for phasing out existing PCBs by 2010, although our main transmission and distribution transformers do not contain significant quantities of oils contaminated by PCBs.

Electromagnetic fields

In the context of our business, electromagnetic fields arise from transmission and distribution lines and substations. The level of expression of public concern about the potential effects of exposure to electromagnetic fields has increased significantly in recent years. There is inconclusive scientific evidence about the alleged potential long-term health effects of low frequency electromagnetic fields. Although there is some contradictory epidemiological data that suggests that chronic low level exposure to electromagnetic fields may be associated with health effects, the International Commission on Non-Ionizing Radiation Protection ("ICNIRP"), an independent scientific body working under the auspices of the World Health Organization, has however stated in its 1998 guidelines that, *inter alia*, in the absence of support from scientific studies, the epidemiological data are insufficient to develop long term exposure guidelines. In 1999, an EU recommendation was issued on the limitation of exposure of the general public to electromagnetic fields adopting the 1998 ICNIRP guidelines and relevant exposure limits (0 H_z-300 GH_z). The construction and operation of our transmission and distribution lines and substations is within the guidelines established by the ICNIRP and the above EU recommendation.

The relevant authorities, when considering applications for new environmental permits, may impose stricter standards concerning long term exposure to electromagnetic fields. You should read "Risk Factors—Our business is subject to numerous environmental laws and regulations" for more information on electromagnetic fields.

Landscape safeguards

We have taken the following actions to reduce the visual impact of our transmission and distribution lines:

- Acting with local authorities to install underground cables in medium and low-voltage networks;
- Using insulated cables in all new overhead low-voltage networks;
- Using existing routes of power lines whenever possible;
- Soliciting proposals internationally to the design of new towers for our transmission lines aimed at reducing the environmental and aesthetic impact of towers in non-urban areas of particular landscape value; and
- Acting to reduce the impact of lines in environmentally sensitive or protected areas.

Environmental authorisations

The Ministry of Environment has advised us that environmental permits are not required for installations managed by the Distribution business unit of 22 kV or less, or for underground lines of less than 150 kV. For all other installations, we are required to hold an environmental permit. We currently hold environmental permits for approximately 10% of the existing transmission network for which permits are required.

Mining

Waste management

We use the majority of fly ash for slope stabilisation during mine exploitation operations and for restoration works in exhausted open cast mines. The remainder is used by the cement industry and also for other novel construction techniques, such as dam construction. Also, industrial waste from our operations is disposed of in overburden dumps in our Ptolemais and Megalopolis mine complexes. These practices are carried out under the environmental terms of our lignite-fired power stations and are referred to in environmental impact assesment studies of the mines and the environmental permits of the mines.

The local municipal authorities dispose of municipal waste into two small uncontained sites in reclaimed mining areas of the Western Macedonia and Megalopolis Lignite Centres where we also place overburden and fly ash. The necessary environmental permits for these operations of the local municipal authorities on our land have not been obtained. We may have some liability associated with this practice of municipal waste disposal. However, this practice is likely to change in the near future as new contained landfill sites for municipal waste are expected to be constructed by the local authorities under specific environmental permits that have been issued. These sites are to be constructed and operated by local authorities on the basis of contractual arrangements for the use of the land by the authorities for the disposal of municipal waste.

Landscape safeguards

We are restoring depleted mining areas in an ongoing restoration programme, according to the respective environmental impact assessment studies and environmental permits as well as our business plan.

Environmental authorisations

We have submitted to the Ministry of Environment environmental impact assessments and applications for environmental permits for all of our mining operations. So far only one environmental permit relating to mine operations has been granted for the new West Field Mine at Ptolemais. Based on this recently granted permit, we anticipate that no additional requirements will be imposed on our current practices. Without these permits we cannot be sure of the precise environmental requirements which will be imposed by the Ministry, although the permit that was recently granted to us for the Ptolemais West Field mine did not include any additional requirements to our current practices. We anticipate that environmental permits for our other mining operations will be issued by the middle of 2002.

From time to time residents oppose our permit applications. For example, in the past, local residents took legal action to halt the extension of the mine into the new Ptolemais West Field (at the Lignite Centre of Western Macedonia), based on the lack of an environmental permit. The permit was granted to us and we have started to develop the mine in accordance with the terms of the permit and the mine development plan.

Localised air pollution

Dust generation is a local air pollution issue in the vicinity of some mine areas. Some additional controls over the generation and suppression of fugitive dusts around a number of areas of the mining operation may be required to prevent local nuisance.

Cost of compliance

The costs of ensuring compliance with applicable and forthcoming environmental regulation generally consist of costs associated with equipping newly constructed facilities with required technology or modifying existing facilities to comply with applicable regulation. These costs may vary depending on the stringency of new environmental regulation, our business structure, changes in environmental enforcement in Greece and changes in scientific knowledge. In 2000, our environmental capital expenditures totalled GRD 20 billion (€ 58.6 million). We estimate that we will spend an aggregate of approximately GRD 77.5 billion (€ 227.4 million) in 2001, 2002 and 2003, mainly to modify existing

facilities to comply with applicable and forthcoming environmental regulation and to conform our licences and permits to conditions that may be imposed on us. As an example of such planned expenditure, we have provided for key investments to be made mainly in connection with the implementation of the revised LCPD for the provision of electrostatic precipitators in Megalopolis A, unit 3 and Kardia units 3 and 4, the construction of a FGD plant in Megalopolis A, unit 3 and of a waste water treatment plant at Megalopolis A.

Insurance

We face risks of accidents in our operations, including risk of fire and risks related to construction activities, transportation and third party liabilities. We require our contractors to maintain insurance in respect of the usual risks associated with construction activities. In addition, we obtain insurance for the transportation of fuel, for our points of service where bills are paid and for our information technology equipment. We do not obtain insurance for our car fleets as we are specifically exempted by law from doing so. We do not obtain insurance cover for the usual risks associated with our stations, transmission and distribution assets, property, equipment (other than our information technology equipment) and operations as well as environmental liabilities.

We believe that our policy towards insurance is satisfactory when measured on the basis of our history of loss. We continuously monitor our risks, accidents and damages both on an aggregate and on a business unit-by-business unit basis.

You should read "Risk Factors—We do not maintain insurance on our operating assets".

Legal Proceedings

We are currently defendants in a number of legal proceedings (court actions, arbitration and mediation proceedings) incidental to our mining and electricity-related operations. Under law, we continue to be a defendant in these legal proceedings even though many of them commenced when we were a public corporation. The pending legal proceedings include various civil and environmental claims, disputes relating to the construction and operation of several power stations and other matters that arise in the normal course of business. While some of these legal proceedings have been judged in our favour at the first and second instance, because of the nature of these proceedings, we are not able to predict the ultimate outcomes, some of which may be unfavourable to us. In addition, some of these proceedings have been brought on behalf of various groups of employees and pensioners. Although we do not believe the plaintiffs will be able to obtain judgement for the amounts claimed, there can be no assurance of this.

Our total estimated exposure in respect of the legal proceedings we are currently defending against excluding interest, imposed by law or contract is approximately GRD 138 billion (€ 404.9 million). This amount does not include GRD 206 billion (€ 604.5 million) relating to pension claims, in which the PIO would be the defendant. You should read "Risk Factors—Our exposure to legal liability is significant". We have established a reserve for litigation and contingent liabilities where we consider it probable that a claim will be resolved unfavourably and where we can reasonably estimate the potential liability. We have briefly summarised below the most significant proceedings in which we are involved.

Construction Claims

We are currently the defendant in a number of civil actions brought against us by several construction companies claiming mainly increased compensation under construction contracts with us. The aggregate value of these claims is approximately GRD 13 billion (€ 38.1 million). The most significant claims include two claims brought by the consortium METON S.A.—AEGEK S.A. for approximately GRD 4 billion (€ 11.7 million) and GRD 1 billion (€ 2.9 million), respectively, relating to the construction of our hydroelectric station in Messochora. An action has also been initiated against us by Kataskevi S.A.—Fotios Tsioras and Alpha Bank on 18th August, 1989 before the Civil courts of Athens, claiming approximately GRD 1.2 billion (€ 3.5 million) in relation to the transportation of lignite in our lignite-fired power station in Ptolemais. In addition, we are defendants in the claim brought by the consortium EDOK S.A.—ETER S.A. for an amount of approximately GRD 1.1 billion (€ 3.2 million) in relation to the award of a construction bid for the hydroelectric station in Aoos, Northern Greece.

Employees' and pensioners' claims

Over the last five years, there have been a number of actions initiated by approximately 21,000 of our employees and 750 pensioners, claiming various salary supplements, allowances and pension benefits. The sums claimed pursuant to such actions amount to approximately GRD 44 billion (€ 129.1 million) or GRD 40 billion (€ 117.3 million) if settlement is reached in an action brought by a number of our pensioners claiming several adjustments to their pensions. Of this amount, we expect that approximately GRD 6 billion (€ 17.6 million) will be paid by the PIO as it relates to proceedings for pension benefits. Of these actions, the competent Athens courts of first instance have decided against the plaintiffs in lawsuits for approximately GRD 34 billion (€ 99.7 million). These decisions are subject to challenge at the competent court of appeals and ultimately at the Supreme court.

In addition, certain pensioners have filed an action before the European Court in Strasbourg in April 2000, seeking to overturn a final judgement of the Greek supreme administrative court, relating to the calculation of the annual adjustment of pensions. If the pensioners prevail in their cause of action, the sums they, and all other pensioners (currently approximately 28,000), would be entitled to claim as retroactive adjustments to their pensions could reach approximately GRD 200 billion (€ 587 million). We have established no reserve for these claims as under Greek law and as confirmed by an independent legal opinion we have obtained, the PIO would be the defendant in the proceedings relating to pension benefits.

Claims relating to fire incidents

There are approximately 54 actions pending against us in respect of alleged electricity-generated fires on the island of Crete and in Thiva, claiming a total of approximately GRD 16.2 billion (€ 47.5 million). These lawsuits have been filed with the local courts of Rethymnon, Ierapetra and Chania in Crete and the local courts of Thiva. Of the 54 actions, in the 12 that were filed with the local court of Rethymnon, Crete, a judgment has been entered against us for GRD 1.4 billion (€ 4.1 million), instead of GRD 4.8 billion (€ 14.0 million) as was originally claimed by the plaintiffs and we have filed an appeal against this judgement. In the case of the three lawsuits filed with the local court of Ierapetra, Crete, a judgement has been entered against us for GRD 2.6 billion (€ 7.6 million), instead of GRD 2.9 billion (€ 8.5 million) as was originally claimed by the plaintiffs. We have filed an appeal, and a hearing for all the Ierapetra cases is still pending. A number of the remaining actions are being discussed at first instance while some are pending before the local courts of appeal.

Environmental proceedings

Due to the nature of our operations, we are involved in a number of administrative proceedings relating to environmental issues. These proceedings may not involve financial penalties and therefore cannot be quantified. From time to time, these proceedings may relate to pollution incidents, breaches of environmental law, permits or operational licences leading to fines, civil liability, payment of damages to third parties, requirements to clean up any contamination or upgrade a station or equipment.

Plaintiffs often seek the relocation of transmission or distribution lines that are near or close to inhabited areas, as for example in Krioneri. These administrative proceedings also involve judicial review of our applications for environmental permits before the Supreme Administrative Court.

For example, our environmental permit relating to the construction of additional units in our thermal power station on the island of Crete has been challenged in the Supreme court. A temporary injunction was granted in our favour and we expect the final outcome of the case also to be resolved in our favour.

Mediation Proceedings

In addition to the pending court actions to which we are parties as described above, we are also involved in mediation proceedings with several construction companies. These companies were our contractors for the construction of some of our power stations and mediation is provided for in our contracts as a means of dispute resolution. The aggregate amount of these claims is approximately GRD 56 billion (€ 164.3 million). The most significant mediation proceedings in which we are currently involved have been initiated by the consortium ALSTOM-METKA in relation to the construction of the

Lavrio station, claiming approximately GRD 32.5 billion (€ 95.3 million) and by NOEL for the installation of desulphurisation equipment at our station in Megalopolis, claiming approximately GRD 19 billion (€ 55.7 million).

We also initiated an arbitration proceeding against Aluminium on 18th December, 1999, claiming approximately GRD 5 billion (€ 14.6 million) on the basis of adjusting the price at which we sell them electricity. Aluminium has filed a counterclaim for a reduced price readjustment. You should read "Our Business—Distribution" for a more detailed discussion on the tariffs we apply to Aluminium. An arbitration award is expected in January 2002.

Miscellaneous

We are currently involved in a number of other proceedings relating to matters that arise in the normal course of our business for an aggregate value of approximately GRD 14 billion (€ 41 million). The most significant include a claim brought against us by Hellenic Porcelain S.A. for GRD 8.7 billion (€ 25.5 million) and a patent infringement claim brought by one of our ex-employees for approximately GRD 1.2 billion (€ 3.5 million).

Property

We are the legal successor to PPC to all property rights of former PPC in approximately 6,150 principal properties, 99 of which are power stations. Our properties are for the most part held free of encumbrances. Although we own all properties formerly owned and registered in the name of PPC, legal title in land and buildings will not be perfected and therefore title may not be enforced against third parties until the property is registered at the relevant land registry in our name. Under recent Greek law, we are in the process of registering this property free of charge at the relevant land registries following a simplified registration procedure. We expect to have most of our principal properties registered by June 2002.

We own all of our principal operating facilities. We have acquired the land pertaining to our mines and power stations mostly through expropriations from private owners and sale and purchase contracts. In addition, we have the right to use certain properties through concessions from the Hellenic Republic. The land relating to our hydroelectric power stations acquired through expropriations will revert to the Hellenic Republic, at no charge, once this land is not necessary for the fulfilment of its purposes pursuant to a decision of our board of directors, as approved by the Minister of Development. We lease the headquarters for our business units pursuant to standard commercial leases. The majority of these leases have been renewed over the last five years on substantially similar terms for the next 12 years.

The following table identifies our most significant real property holdings as at 30th June, 2001. You should read "Our Business—Generation" for a more detailed discussion of our power stations.

Address	Type of Property	Use	Area
1. Agios Dimitrios	Land, buildings, power stations	Thermal power station	Western Macedonia
2. Thissavros	Dam	Hydroelectric power station	Eastern Macedonia
3. Kardia	Land, buildings, power stations	Thermal power station	Western Macedonia
4. Lavrio	Land, buildings, power stations	Thermal power station	Athens/Attica
5. Amyndeon	Land, buildings, power stations	Thermal power station	Western Macedonia
6. Pournari	Dam	Hydroelectric power station	Macedonia
7. Megalopolis B	Land, buildings, power stations	Thermal power station	Peloponnese
8. Polifito	Dam	Hydroelectric power station	Macedonia
9. Chania	Land, buildings, power stations	Thermal power station	Crete
10. Sfikia	Dam	Hydroelectric power station	Western Macedonia
11. Kastraki	Dam	Hydroelectric power station	Central Greece

Management of our urban real estate is the responsibility of a separate property management department, the Housing Department. The Mining business unit is responsible for the management of our mines and the Generation business unit is responsible for the management of our power stations.

Under Greek law, we benefit from rights of way for all of our transmission lines and pylons. We generally expropriate the land needed to conduct our operations pursuant to authorisation by the Hellenic Republic and at a price determined by Greek courts. Additionally, under Greek law, we have been granted rights of way for all distribution cables and poles.

Competition

Historically, we have not faced competition in the generation, transmission and distribution of electricity in Greece. In the year ended 31st December, 2000, we generated approximately 97% of the electricity produced in Greece and purchased all imported electricity and all other generated electricity except for the electricity retained by industrial producers for their own consumption. Industrial and independent producers generated approximately 3% of the electricity produced in Greece in 2000. In the same period, we transmitted, distributed and supplied all of the electricity used in Greece.

The new regulatory framework under the Liberalisation Law enables the development of competition in electricity generation and supply in Greece. The Greek electricity market opened to competition on 19th February, 2001. For more information on these measures, you should read "Our Business—The Greek electricity market under the new regulatory framework". If electricity tariffs increase, we expect that liberalisation of the electricity market will result in competition in the generation of electricity and in the supply of electricity to Eligible Customers.

Generation

As of 31st October, 2001, the Minister of Development had granted 12 generation licences for natural gas-fired stations covering total generating capacity of approximately 2,900 MW in the interconnected system and two licences for hydroelectric power stations with total generating capacity of 153 MW. The RAE is currently reviewing the applications of other interested parties. However, we do not expect these new generation licence holders to be able to deliver electricity before 2004. In addition, the Minister of Development had granted a number of licences for generation from renewable resources in the interconnected system and in the autonomous islands.

Entities other than exempt entities that wish to generate electricity in Greece must obtain a licence from the Minister of Development. You should read "Regulation of the Greek Electricity Sector" for more detail.

We expect new power generators to build primarily natural gas-fired power stations and the first generation licences granted by the Minister of Development and applications reviewed by the RAE support this expectation. Competition in the area of electricity generation will be affected by the substantial capital investment required to construct power stations in Greece, the historically volatile price of fuels such as natural gas and oil, the limited access to natural gas supply via the single pipeline from Russia through Eastern Europe and the limited capacity of the liquefied natural gas terminal currently importing natural gas from Algeria.

There is already a degree of competition between us and generators from renewable resources and cogenerators, which generated less than 1% of the electricity generated in Greece in the year ended 31st December, 2000. We expect competition from generators from renewable resources and cogenerators to grow in the near to medium term. The regulatory framework continues to provide incentives for such producers, including capital investment subsidies from the Hellenic Republic and the European Union, the requirement that the HTSO give priority load allocation to electricity generated by such means and guaranteed fixed prices for electricity generated from renewable resources, which are currently higher than prices for electricity generated from non-renewable sources. These incentives make renewables and cogeneration particularly attractive methods of generation and will likely result in growth in this sector. We, too, may benefit from these incentives and we plan to expand our efforts in renewables and cogeneration through our subsidiaries PPC Renewables and COGEN.

Transmission

Under Greek law, we are the exclusive owner of the interconnected transmission system under a licence awarded by the Minister of Development in November 2001, although the HTSO is responsible for its operation, maintenance and development. The HTSO will charge a tariff to all electricity generators and suppliers that use the interconnected transmission system. We may face competition in the provision of maintenance services and development work in respect of the interconnected transmission system to the extent the HTSO retains third parties to undertake this work.

Distribution/Supply

Under Greek law, we will hold an exclusive licence from the Ministry of Development to own and operate the distribution network, including the high voltage lines on the autonomous islands which we expect to receive shortly. Currently, we are the sole supplier of electricity to Greek customers and we will continue to be the sole supplier of electricity to Non-Eligible Customers in the liberalised electricity market. As of 31st October, 2001 the Minister of Development has issued five electricity supply licences to various entities, covering a total of 1,343 MW.

The Liberalisation Law permits Eligible Customers to choose their supplier and requires us to provide access to the transmission and distribution network to all suppliers of Eligible Customers authorised by the Minister of Development. The HTSO is required to grant access to the interconnected transmission system to any supplier, on the terms of terms set out in the Grid Code, who supplies Eligible Customers connected directly to the interconnected transmission system. Specific regulations governing access to the distribution network will be set out in the Grid Code and Network Code, as discussed in greater detail in "Regulation of the Greek Electricity Sector". Based on the criteria for determining Eligible Customers, approximately 34% of the electricity supply market (excluding industrial producers generating electricity for their own consumption), in terms of electricity consumption, is open to competition.

The current regulatory framework imposes strict requirements on any entity wishing to obtain authorisation to supply electricity to Eligible Customers in Greece. Any supplier in Greece must be the owner of "adequate generating capacity" in an EU Member State and provide certain long-term guarantees concerning reserve capacity and available transmission capacity to the RAE and the Minister of Development. If the supplier's capacity is not installed in Greece, the supplier must demonstrate that it has acquired sufficient interconnector and transmission access rights to deliver the electricity to Greece. Foreign suppliers may thus enter the Greek market as an electricity supplier through the acquisition or construction of Greek generation capacity or the ability to demonstrate that they can import electricity into Greece from another EU Member State in which they own generation capacity.

We expect some competition for Eligible Customers to come from suppliers who may seek to import electricity through the international interconnecting lines. The Greek network is currently interconnected to foreign networks through lines shared with Albania, Bulgaria and FYROM with a current interconnection capacity available for imports of approximately 600 MW. Part of this interconnection capacity will be allocated to us while part of it will be subject to a tender procedure. You should read "Our Business—Transmission" for more detail. In addition, we expect the interconnection with Italy to be in full operation by the end of 2001, providing a further 500 MW of capacity. Although the relative geographical isolation of Greece from the other EU member states and the limitations in existing interconnections with Albania, FYROM and Bulgaria place practical restrictions on such suppliers' ability to import electricity into the Greek market, we expect that we, as well as competitors may benefit from lower-priced electricity available in or through the Balkans for export.

We expect a competitive supply market to develop gradually over time, depending in part on the development of electricity tariffs. There will initially be a limited amount of produced or imported electricity available to sell to Eligible Customers, increasing over time as more generators start delivering electricity from new stations, electricity tariffs increase and the new interconnector with Italy commences operations. We believe that this gradual increase in competition will permit us to adapt to the new conditions and maintain a strong competitive position.

REGULATION OF THE GREEK ELECTRICITY SECTOR

Introduction

The regulatory framework for the Greek electricity industry has changed significantly over the past year as a result of European Union and Greek government measures designed to increase competition in the electricity market. These changes have had and will continue to have a number of significant effects on our business. The Liberalisation Law implements this new regulatory framework while a Ministerial decision establishes that the market comprising all high- or medium-voltage electricity users, representing 34% of the electricity supply market in terms of power consumption, has been opened to competition.

The regulatory framework implemented by the Liberalisation Law distinguishes between the activities of generation, transmission, distribution and supply. The framework also distinguishes between the interconnected transmission system and the distribution network and between the interconnected system and the autonomous islands. The Liberalisation Law provides for changes in the areas of generation, import, export, purchase and sale of electricity:

- The introduction of competition in power generation through the granting of authorisations to generate electricity in the interconnected system and through a tendering procedure for authorisations to provide generating capacity on the autonomous islands.
- The establishment of the HTSO on 3rd May, 2001, as an independent entity to operate and ensure the maintenance and development of the interconnected transmission system and its interconnections with other networks.
- The establishment of the RAE on 1st July, 2000, an independent authority responsible for regulating the energy market. The RAE mainly has an advisory and supervisory role while decision making power lies with the Minister of Development.
- The establishment of the PIO, on 1st January, 2001, as a separate pension fund in order to fund the social security expenses of our employees.

European Union legislation

General Framework

The Electricity Directive establishes common rules for the generation, transmission and distribution of electricity in the European Union, and establishes obligatory minimum standards with which all Member States must comply in respect of their domestic electricity sectors. Among other things, the Electricity Directive provides for the unbundling of integrated electric utility companies into distinct activities (of generation, transmission, distribution and supply), allows third parties to apply for authorisation and participate in certain of those activities, requires designation of an independent operator of the high voltage transmission system, and provides for third party access to the transmission system and distribution network on a non-discriminatory and transparent basis.

Public service obligations

The Electricity Directive allows Member States to impose and publish public service obligations, which are in the general economic interest, on domestic electricity undertakings. The public service obligations need not be defined in detail, but must fall into one of five categories: security of supply, regularity, quality, price of supplies and environmental protection.

Stranded costs

Stranded costs are costs arising from contractual commitments, investment decisions or legislative obligations that electricity companies undertook for reasons of public policy and at a time when the electricity market was not open to competition. These costs could have been recovered in a monopoly regime, but not in a regime of competitive electricity pricing. In our case, these mainly comprise the costs relating to our generation stations, such as the construction of excess generating capacity.

Article 24 of the Electricity Directive permits Member States to introduce transitional regimes to deal with such commitments or guarantees of operations or to grant financial compensation for their stranded costs. In common with most Member States, the Greek government has opted to grant financial compensation to us for the stranded costs we have incurred, and not to impose a transitional regime. The Greek government has notified its intended compensation plan to the European Commission. We will only receive financial compensation for our stranded costs after the European Commission approves this plan.

Future developments

In March 2001 the European Commission published a proposal for a directive to amend the Electricity Directive. This proposal had two main elements:

- Acceleration of the market opening so that, with effect from 1st January, 2003, every non-domestic customer should be able to purchase electricity from any supplier of his choice; and
- Strengthened obligations in relation to the separation of key market functions and in particular a requirement that transmission and distribution are carried out by independent companies.

At the same time the European Commission also published a proposal for regulation of access conditions for the cross-border exchange of electricity, intended to facilitate the development of a pan-European market for electricity through harmonised access tariffs and standard procedures for dealing with capacity constraints and congestion.

The Greek Legislative Framework

The Liberalisation Law

Prior to the Liberalisation Law the regulatory framework for the Greek electricity industry gave us an almost exclusive right to generate, transmit and distribute electricity. Other than ourselves, certain industrial entities were allowed to produce electricity primarily for their own consumption and certain private commercial generation was allowed from renewable resources and cogeneration. The Greek government regulated the tariffs we charged to our customers and any tariff increase required the approval of the Minister of the National Economy. We decided which generating units to use at any particular time on the basis of our internal operational procedures. We also operated the transmission system and distribution network.

On 22nd December, 1999 the Liberalisation Law came into force to comply with the Electricity Directive. The Liberalisation Law, which is now the primary legislation governing the Greek electricity sector, began the transformation of the Greek electricity sector from a monopoly to an industry open to competition. The principal regulatory provisions of the Liberalisation Law may be summarised as follows:

- The electricity sector is supervised by the Minister of Development;
- The RAE is established as the independent regulatory authority whose principal responsibilities are to control and monitor the liberalising energy sector;
- In exercising their powers, both the Minister of Development and the RAE must act in such a way as to protect the environment, satisfy Greece's electricity requirements, verify the ability of licenced generators and suppliers to finance their activities, promote competition in generation and supply, protect the interests of consumers, promote efficiency, take into account the cost of research and development and protect the public against health and safety dangers;
- The operation of any electricity business, defined as the activities of generation, transmission, distribution or supply of electricity, requires a licence. Licences are granted by the Minister of Development, on the basis of a recommendation from the RAE. Entities operating electricity business must treat all users equally and, subject to delivering their public service obligations, must aim to achieve a competitive electricity market;
- We retain the ownership of the interconnected transmission system while the right to operate and plan its development is granted to the HTSO. We retain the right to use the interconnected transmission system for non-electricity purposes provided this does not compromise the safe,

secure and economic operation of the interconnected transmission system and provided that there is no cross-subsidisation of non-electricity activities by electricity customers;

- We retain the ownership of, and the right to operate, the distribution network;
- The operation of the electricity market is principally governed by four codes: the Grid Code, regulating the physical operation of the interconnected transmission system; the Power Exchange Code, regulating financial transactions in respect of the interconnected transmission system; the Network Code, regulating the distribution network; and the Supply Code, regulating supply to all customers;
- As an integrated electricity business, we are required to keep separate accounts for our generation, transmission and distribution businesses;
- The HTSO must despatch generation on the basis of the lowest cost of generation, subject to transmission and technical constraints and the requirement to prioritise the despatch of electricity generated from renewable resources, cogeneration and, in respect of up to 15% of annual consumption, indigenous fuel sources; and
- Tariffs for all electricity businesses other than supply to Eligible Customers are recommended by the RAE and are subject to the approval of the Minister of Development. There are also special interim provisions regulating the price we can charge to Eligible Customers for electricity while we supply 70% or more of the Eligible Customer market.

The RAE

The RAE commenced operations in July 2000. The Liberalisation Law provides that the RAE is an independent administrative authority consisting of five members, who have specific scientific and professional qualifications, appointed by the Minister of Development.

The RAE's principal responsibilities are:

- Advising the Minister of Development on setting and adjusting tariffs in each area of the electricity market on the basis of general considerations established by the Liberalisation Law. This responsibility has particular impact on the tariff payable by Non-Eligible Customers. You should read "Tariffs" for a more detailed description of tariffs;
- Advising the Minister of Development on the granting of licences or licence exemptions for generation, transmission operation, transmission ownership, distribution and supply of electricity;
- Monitoring and controlling the operation of the liberalised electricity market;
- Overseeing the separation within the Greek electricity market of generation, transmission and supply of electricity into separate accounting units;
- Protecting the interests of electricity consumers. For this purpose, the RAE can preside over mediation and arbitration proceedings between electricity market participants and can impose fines and other sanctions for violation of electricity regulations; and
- Advising the Minister of Development on whether or not to approve the Grid, Power Exchange, Network and Supply Codes.

Tariff Policy

The Minister of Development, acting on the RAE's recommendation, must approve all tariffs charged within these arrangements, other than those charged by suppliers to Eligible Customers, price terms set out in bilateral contracts between generators and suppliers and our internal transfer prices. There are also special interim provisions restricting the tariffs we are entitled to charge Eligible Customers while we remain the dominant supplier. These tariffs are described in more detail below.

The RAE has published a consultation paper setting out the policy it intends to follow in recommending electricity tariffs to the Minister of Development.

In addition, the Ministry of Development has recently advised us of the general criteria of its tariff policy following publication of the revised tariffs effective 1st July, 2001. According to the statement, these

tariffs were set having regard to the general demand for energy in Greece, the conditions of the Greek economy and an assessment of our productivity. This statement has also been expressed by the Ministry of Finance in a letter addressed to us.

In the statement, the Minister of Development also set out a number of general criteria which he believes future tariff policy must satisfy, although these are not of a binding nature and we cannot be certain that the RAE or the Minister of Development will follow these principles in the future.

The general criteria are that tariffs must move within pre-determined limits for a reasonable period of time, they must take into account differences in levels of consumption, and must offer incentives to limit wasteful energy consumption.

The Ministry of Development recognises that as new producers enter the generation market there will be a need for more complex criteria, although it does not believe that the entry of new producers into the market will result in significant fluctuations in tariffs in the short-term.

Although the RAE is required under law to provide recommendations with respect to the level of tariffs, there is no requirement under Greek law for the Ministry of Development to follow the recommendations of RAE. For example, in July 2001 the RAE proposed a tariff increase of 6% and the Ministry of Development increased tariffs by between 3.5% and 5%, depending on customer categories. The last two tariff increases, which occurred in September 2000 and July 2001, respectively, have been broadly in line with inflation. We expect that electricity tariffs will increase broadly in line with inflation and result in increases in our revenues.

Generation

Licensing

Under the Liberalisation Law, any entity or person wishing to generate electricity must obtain either a generation licence or an exemption. The procedure for obtaining a licence or an exemption and the terms of a licence are set out in the Authorisations Regulation for Generation and Supply, which was issued pursuant to the Liberalisation Law and came into force on 8th December, 2000. Licences and exemptions are only available to European Union entities and citizens.

In respect of the interconnected system, a prospective generator must submit an application in the form provided by the Authorisations Regulation to the RAE. The RAE makes a recommendation taking into account certain factors, which include: system security, protection of the environment, efficient generation, the proposed primary fuel source and generation technology, the technical and financial capabilities of the applicant, the long-term energy planning for Greece, consumer protection and national security. The application procedure should generally take no more than six months from the submission of an application to the issue of a decision by the Minister of Development.

Generating plants with a capacity of no more than 20 KW, reserve plants with a capacity of no more than 150 KW (or, in the case of industrial plants, 900 KW), research plants with a capacity of no more than 2 MW and plants established by the Centre for Renewable Sources of Energy are entitled to apply for an exemption from the requirement for a generation licence.

A generation licence states the specific licensee and the location, fuel type and capacity of the licensed plant. It also imposes certain obligations on the licensed generator; the principal obligations being:

- To maintain unbundled accounts as required by the Liberalisation Law;
- To ensure that no change in control occurs in respect of itself or, where the licensee is a consortium, any member of the consortium, without consent of the Minister of Development;
- Not to dispose of any asset of considerable value used in the course of its licensed activity without the consent of the Minister of Development;
- Not to modify substantially or close the licensed plant without the consent of the Minister of Development; and

- Not to act in an anti-competitive manner or exploit or abuse, where relevant, a dominant market position.

A generation licence has a specified, renewable term and can be revoked for, among other things, a breach of any of the principal obligations listed above and the insolvency of the licensee.

Other licences

The Liberalisation Law does not affect the existing licensing regime, which obliges generating plants to obtain installation and operation licences and other secondary licences and permits before they can be constructed and operated. These licences relate principally to planning, operational and environmental compliance measures.

Our status

The Liberalisation Law grants us a single generation licence for all our existing generation plants and for those under development. By a recent decision of the Minister of Development, following the RAE's recommendation, the specific terms, rights and limitations of this single generation licence have been approved. If we wish to construct any new generating plants, our Generation business unit will need to apply for a modification of our licence.

A number of our stations do not have all the necessary operating licences due to an ambiguity in the previous legislation. Since this point has now been clarified, we are in the process of applying for all outstanding operating licences which, in accordance with a fast-track procedure issued by the Minister of Development, will be obtained on an accelerated basis. In the meantime, a recent law grants us an interim single operation licence for all our existing generation plants, and for those under construction until 31st July, 2005.

Transmission

Structure

The Liberalisation Law provides that we remain the owner of the interconnected transmission system but the HTSO has the right and responsibility to operate it. The Transmission Control Agreement described below governs the relationship between us and the HTSO. We require a licence in respect of our ownership and the HTSO requires a licence in respect of its operation. This licence has been granted to the HTSO by decision of the Minister of Development. These licences are granted by the Minister of Development, on the basis of a recommendation from the RAE.

Our status as owner

We own the interconnected transmission system pursuant to an exclusive licence for the ownership of the transmission system. As owner of the interconnected transmission system, our role under the Liberalisation Law is to maintain and develop the system according to the HTSO's guidelines.

We also receive a fee from the HTSO, pursuant to the Transmission Control Agreement, which takes into account both our operating and depreciation costs, and a rate of return for us.

The HTSO

The HTSO was incorporated on 12th December, 2000 by a Presidential Decree issued under the Liberalisation Law. Under the Liberalisation Law, the Hellenic Republic must always own at least 51% of the share capital of HTSO. We currently own the remaining 49%. As new generation licences are granted the new licensee is entitled to acquire a share of this 49% in proportion to its generating capacity.

The HTSO was initially funded through a capital contribution by the Hellenic Republic of GRD 51 million (€ 149,670) and by us of GRD 49 million (€ 143,800). The HTSO will be self-financing in the future, relying on the connection and system use charges that it is entitled to levy on users of the interconnected transmission system.

The HTSO currently has approximately 160 employees, all of whom have been seconded to the HTSO by us under a secondment agreement dated 16th February, 2001 between us and the HTSO. The majority of these employees are engaged in the long-term planning of the development of the interconnected transmission system and the operational control of scheduling and despatch. Under the terms of this agreement all our costs in relation to these employees, including salaries, pensions and employee liabilities, are paid to us by the HTSO. We are bound by confidentiality provisions existing under our transmission system ownership licence intended to prevent the disclosure of confidential information between our Transmission business unit and the rest of our business units.

The principal responsibilities of the HTSO are:

- To provide access to the interconnected transmission system to all generators, suppliers and directly-connected customers and us in our capacity as the distribution system operator;
- To manage the scheduling and despatch of generation, including the use of the interconnectors;
- To administer the settlement of energy imbalances;
- To maintain the stability and security of the interconnected transmission system, including by purchasing ancillary services;
- To publish annual forecasts of the demand for generation and transmission capacity; and
- To develop a high quality, efficient transmission system by applying transparent, non-discriminatory criteria to its treatment of users.

The HTSO's licence was issued by a Decision of the Minister of Development on 24th April, 2001. Under this licence, operational control over the interconnected transmission system was transferred on 3rd May, 2001 from us to the HTSO, including the disposal of the control centres that manage scheduling and despatch. The principal obligations of the HTSO under the licence are:

- To enforce and comply with the Grid Code and Power Exchange Code;
- To monitor the compliance of licensed suppliers and generators with law and the terms of their licences;
- To calculate, subject to the Minister of Development's approval, and levy charges for connection to, and use of, the interconnected transmission system;
- To be responsible for the maintenance and development of the interconnected transmission system; and
- To act in a transparent, non-discriminatory and objective manner.

Transmission Control Agreement

The relationship between the HTSO and us in our capacity as owner of the interconnected transmission system is governed by a transmission control agreement (the "Transmission Control Agreement"). We remain the owner of all the assets in the interconnected transmission system but we may not dispose of any of these assets without the HTSO's prior consent. However, we may, with the HTSO's prior consent, use the system for non-energy related purposes. The HTSO must give us this consent unless it reasonably believes that our proposed use threatens the security or efficiency of the interconnected transmission system. In this case, the Minister of Development, following the RAE's recommendation, determines whether we receive the consent.

Under the Transmission Control Agreement, the HTSO is obliged to operate the interconnected transmission system in accordance with the Grid Code, agreed operating protocols and good industry practice. We, through our Transmission business unit, are obliged to maintain and develop the interconnected transmission system to ensure its operational and technical integrity, as provided in our licence, and in accordance with the planning and instructions of the HTSO. We are also obliged to provide connections to new users on request from the HTSO in accordance with the terms of an agreement between us, the HTSO and the new user. We are compensated for doing this by payment from the HTSO of an annual fee which is calculated on the basis of a formula set out in the Grid Code and which will be linked to a reasonable profit. Under the Liberalisation Law, the level of this fee, as

established by the Transmission Control Agreement, must be approved by the Minister of Development. We can also recover our additional costs where the HTSO issues further directions to us or impedes our efficient management of our assets. Depending on its nature, any dispute is resolved either by the RAE or the Greek courts.

Connection and Use of System

Certain entities are connected directly to the interconnected transmission system. All entities who import or export energy to or from the interconnected system are effectively making use of the interconnected transmission system. The terms for, and costs of, connection to the system and use of it are dealt with separately.

Connection

One of the HTSO's responsibilities is to provide access to the interconnected transmission system to all licensees, those exempted from an obligation to obtain a licence and all Eligible Customers. In practice, the persons who are connected to the interconnected transmission system are licensed or exempt generators, us in our capacity as owner and operator of the distribution network and certain large industrial customers who wish to receive high voltage electricity. The minimum standards for connection and the technical and operational performance and also the procedure for connection are set out in the Grid Code. Parties who wish to be connected to the interconnected transmission system execute a standard form transmission connection agreement ("Transmission Connection Agreement").

The Transmission Connection Agreement, has to be signed for each new connection, is a tripartite agreement between the HTSO, us in our capacity as owner of the interconnected transmission system and the user. It gives the user the right to connect and stay connected to the interconnected transmission system in return for the payment of monthly connection charges to the HTSO. It also governs more technical matters relating to connection such as access to equipment and defining the boundary between the interconnected transmission system and the user's apparatus. A Transmission Connection Agreement provides for the parties to enter into a connection works agreement where construction of a connection is required and it outlines the circumstances in which the HTSO is entitled to disconnect the user. Any dispute under a Transmission Connection Agreement is resolved by arbitration under rules established by the RAE.

Use of system

All licensed generators and licensed suppliers, and us in our capacity as owner and operator of the distribution network, will also enter into a standard form transmission use of system agreement ("Transmission Use of System Agreement") which is a bilateral contract with the HTSO. Depending on whether the user is a supplier or a generator, this agreement will give the user the right to import power from or export power to the interconnected transmission system, in return for the payment by the user to the HTSO of monthly use of system charges.

Our status

We will have to enter into Transmission Use of System Agreements as owner and operator of the distribution network, as a licensed generator and as a licensed supplier. We will also have to enter into Transmission Connection Agreements as owner and operator of the distribution network, as a licensed generator and as owner of the interconnected transmission system. We expect to enter into these agreements in the near future.

Ancillary Services

The HTSO can call on generators, pursuant to the terms of their respective licences, to provide ancillary services, which include, among other things, the generation of electricity in a manner that responds to the frequency of the interconnected transmission system, commencement or increase of generation at very short notice and the commencement of generation without requiring any external power source. The HTSO needs to employ these services from time to time to maintain the stability and security of the interconnected transmission system and, under the terms of its licence, is obliged to do so in the most efficient way possible. The HTSO will obtain these services by entering into

ancillary services agreements with generators who are able to provide them. The generator is paid on a monthly basis for making these services available and also receives payments when the HTSO actually requires those services. Initially, these payments will be approved by the Minister of Development.

We are currently the sole provider of ancillary services.

Interconnections

The interconnected transmission system is connected with the transmission systems of Bulgaria, Albania and FYROM. The interconnector with the Bulgarian transmission network has a carrying capacity of 1,400 MVA, while the interconnectors with Albania and FYROM each have a nominal carrying capacity of approximately 1,500 MVA. The administration of these interconnectors and the payments for flows across them are regulated in interconnector agreements originally entered into between us and the Bulgarian, Albanian and ex-Yugoslavian electricity authorities. We have notified the HTSO that our obligations under these interconnection agreements have passed to the HTSO, as required by the Liberalisation Law and the Grid Code.

Operation of the interconnection with Italy commenced in November 2001. You should read "Our Business—Transmission" for a more detailed discussion of our interconnection with Italy.

Access to the interconnectors is available to all electricity market participants who are subject to the provisions of the Power Exchange Code. The Grid Code sets out the procedure by which access is obtained and the costs for this. By Ministerial Decision dated 22nd October, 2001, the Minister of Development allocated to us approximately 62% of the net transmission capacity, or 370 MW of the 600 MW of interconnection capacity available to importers through the interconnection with Albania, Bulgaria and FYROM. You should read "Our Business—Transmission" for more detail.

Public Service Obligations

The Liberalisation Law imposes a public service obligation on the HTSO in relation to certain small generation units using renewable fuel sources or cogeneration ("Renewable Generators"), which guarantees these generators a maximum price for their generation.

Distribution

Structure

The Liberalisation Law gives us the exclusive right to own and operate the distribution network. This role is carried out by our Distribution business unit.

Third party access to the distribution network is regulated by the RAE, and we must provide access to the distribution network in an efficient, transparent, timely and non-discriminatory manner. We require a licence to own and operate the distribution network; the basis on which this licence is granted is set out in the Liberalisation Law and the Authorisation Regulation for Distribution Network Ownership and Operation. We do not yet have this licence.

The basis for connection to the distribution network will be set out in the Network Code once it is published. All users who connect to the distribution network will be required to enter into a standard form connection and use of system agreement with us. We are entitled to charge a tariff for use of the medium and low voltage systems to all end-users, which is subject to approval by the Minister of Development.

Supply

Licensing

One of the principal means by which competition is to be introduced to the Greek electricity market is by allowing new suppliers to enter the market. The Liberalisation Law provides that, while we remain the sole supplier in relation to Non-Eligible Customers, new suppliers can be licensed to supply electricity to Eligible Customers.

Under the Liberalisation Law, any entity or person wishing to supply electricity requires either a supply licence or an exemption. The procedure for obtaining a licence and the terms of a licence are set out in the Liberalisation Law and the Authorisations Regulation for Generation and Supply. Licences and exemptions are only available to European Union entities and citizens.

A supply licence specifies the maximum demand to be supplied by the licensee, and is specified by the licensee in its application for a supply licence. The most important condition for the issue of a supply licence is that the licensee must own sufficient generating capacity installed in the European Union to meet this demand. The licensee must also demonstrate to the Minister of Development that it has satisfactory long-term guarantees of the availability on its behalf of reserve generating capacity equal to at least 15% of its anticipated demand. This reserve capacity need not be owned directly by the applicant but must be installed in the European Union. In the case of any capacity that is not installed in Greece, the prospective licensee must also demonstrate that it can guarantee the availability of the necessary capacity of the transmission systems and of the interconnectors required for the transmission of the electricity in Greece.

The RAE makes a recommendation to the Minister of Development in relation to an application for a supply licence, taking into account certain factors, which include system security, protection of the environment, the financial and technical capabilities of the applicant, the long-term energy planning for Greece, consumer protection and national security. The procedure should generally take no more than six months from the submission of an application to the issue of a decision by the Minister of Development.

Entities who are exempt from the requirement for a generation licence are in certain cases entitled to an exemption from the requirement for a supply licence to the extent of their exempt generating capacity. This does not apply to reserve generating capacity.

The principal obligations set out in the supply licence are that the licensee must:

- Maintain unbundled accounts as required by the Liberalisation Law;
- Ensure that no change in control occurs in respect of itself or, where it is a consortium, any member of the consortium, without the consent of the Minister of Development;
- Own sufficient generating capacity in the European Union to match its licensed maximum demand and not modify or change the ownership of this capacity without the consent of the Minister of Development;
- Guarantee the availability of reserve generating capacity in the European Union of not less than 15% of its licensed maximum demand and not modify this capacity without the consent of the Minister of Development;
- In respect of any generating or reserve capacity located outside Greece, ensure the availability of adequate transmission access and interconnector rights to allow for the delivery of this electricity to Greece and not change the details of this capacity without the consent of the Minister of Development;
- Match any increase in demand by its consumers of more than 8% with an increase of capacity, reserve capacity and associated transmission rights; and
- Not act in an anti-competitive manner or exploit or abuse a dominant market position.

A supply licence has a specified, renewable, term and can be revoked for, among other things, a breach of any of the principal obligations listed above and insolvency of the licensee.

Our status

The Liberalisation Law grants us the right to acquire a blanket licence to supply both Eligible and Non-Eligible Customers. Our Distribution business unit carries out this licensed activity.

Eligible Customers

As contemplated by the Electricity Directive, the Liberalisation Law distinguishes between Eligible and Non-Eligible Customers. It provides that Eligible Customers are all customers consuming more than 100 GWh a year and others defined in Decisions of the Minister of Development, on the RAE's recommendation. The Liberalisation Law provides that the percentage of Eligible Customers must represent a percentage of power consumption equal to the percentage of the electricity market liberalisation determined each time by the European Commission. A Decision of the Minister of Development dated 9th January, 2001 defines Eligible Customers, with effect from 19th February, 2001, as all high- or medium-voltage electricity users representing 34% of the electricity market, by consumption, which exceeds the current requirements of the European Commission.

Eligible Customers are entitled to purchase electricity from the supplier of their choice on the basis of commercial contracts agreed between the customer and the supplier. All dealings between licensed suppliers and Eligible Customers are set out in the Supply Code Edition One. The principal provisions of this code are that:

- All licensed suppliers must publish, within two months of their licence being issued, details of their standard terms;
- Certain terms are automatically implied into supply contracts between suppliers and Eligible Customers and cannot be excluded or overridden;
- There are special provisions in relation to any supplier that supplies more than 40% of the Eligible Customers, by volume of demand, defined as a Major Supplier;
- We were obliged to send to all Eligible Customers within two months of the code coming into effect details of our tariffs and principles by which we set our contract prices; and
- For as long as we have at least 70%, by volume of demand, of the Eligible Customer market we must offer terms for supply to any Eligible Customer who requests this and we may only offer terms, including contract prices, that have been approved by the Minister of Development.

The Liberalisation Law also obliges us to supply any Eligible Customer previously supplied by another supplier, which may require further generating capacity. In effect, as with Non-Eligible Customers, we are required to act as a supplier of last resort. In charging for this supply we may include an element compensating us for the additional costs arising from the fact that the customer was previously supplied by another entity.

Non-Eligible Customers

Non-Eligible Customers are principally residential consumers and small and medium-sized businesses connected to the low-voltage network. All consumers on the autonomous islands are also Non-Eligible Customers. We have the exclusive right and obligation to supply electricity to Non-Eligible Customers. The terms, including tariffs, on which we provide this supply are regulated by the Supply Code, but have not yet been published.

Public Service Obligations

As the incumbent electricity provider in Greece, we must carry out certain public service obligations, including:

- Charging customers on the autonomous islands electricity tariffs that are the same as the electricity tariffs we are entitled to charge to Non-Eligible Customers on the interconnected system, although these tariffs do not cover the average cost of generation on the autonomous islands;
- Providing electricity to certain customers at a discount, including agricultural customers, municipalities, large families, earthquake victims and small newspaper publishers. Consequently, the price charged to these customers does not allow us to recover our costs of generation; and
- Irrigation obligations, which require us to release water from our hydroelectric station, thereby generating electricity at times of the day that may not be the most economical for us.

Under the Liberalisation Law, a special account established by the RAE and administered by the HTSO will provide limited compensation for the provision of public service obligations, from which the HTSO will make payments to all entities within the Greek electricity industry responsible for meeting public service obligations. We will only receive compensation from this account, as administered by the HTSO, to the extent there are competitors and only in proportion to our public service obligations compared with the public service obligations of our competitors. We do not expect the full cost of our public service obligations to be covered by compensation provided by this account or through passing the relevant cost to the customers through the tariffs, even if approved by the European Union. The Minister of National Economy has indicated the Hellenic Republic's intention to compensate us for some of the costs related to public service obligations in an amount of GRD 55 billion (€ 161 million)

per year. The first of these payments is scheduled to take place in 2002 and the payments will cease in 2004 or earlier if an alternative mechanism for compensation is put into place. These payments are subject to compliance by the Hellenic Republic with Greek and European Union law.

Customer tariffs for electricity

The tariff our Distribution business unit charges to Non-Eligible Customers in carrying out our supply business is expected to comprise the following elements:

- A charge where we pass through the high voltage use of system charge (described below) imposed on us as a supplier through the Transmission Use of System Agreement, except in the case of customers in the autonomous islands;
- A charge where we pass through the medium and low voltage use of system charges (described below) imposed on us as a supplier, assuming the customer is connected to either the medium voltage or the low voltage network;
- A charge for the cost to us of purchasing the energy supplied which may represent the sums charged to us for the purchase of energy from third party generators but in practice will be the transfer pricing costs levied by our Generation business unit;
- Administration costs;
- Ancillary services;
- A pro rata share of the charge levied on us as a supplier through the Uplift mechanism in respect of certain Public Service Obligations; and
- A profit element.

For so long as we supply at least 70% of the Eligible Customer market, the Ministry of Development will continue to set the maximum tariff that we may charge to Eligible Customers.

High-voltage use of system charge

The price charged for using the interconnected transmission system is charged by the HTSO to us both as a generator and as a supplier through the Transmission Use of System Agreements. The total payments made by the HTSO to us in our capacity as owner of the interconnected transmission system under the Transmission Control Agreement and to any other third parties for the maintenance and development of the interconnected transmission system are allocated as to 30% to all generators and as to 70% to all licensed suppliers. The portion allocated to generators is further allocated to each individual generator on the basis of its geographical location and volume of generation. The portion allocated to suppliers is further allocated to each supplier pro rata to the demand of its customers, ignoring any customers on the autonomous islands.

Medium- and low-voltage use of system charges

As owner and operator of the distribution network, we will charge all suppliers a regulated tariff for use of the distribution network. It is approved by the RAE and includes allowances for our operating costs, depreciation costs and return on capital. It also includes economic incentives for us to meet certain reliability and quality targets.

Transmission Control Agreement charges

The fee paid to our Transmission business unit under the Transmission Control Agreement takes into account our operating and depreciation costs. It also allows us an agreed rate of return on capital and includes an economic incentive to achieve certain performance levels.

System operation and trading

System operations and trading mechanisms are set out in the Power Exchange Code and the Grid Code, and generally provide for the trade of electricity in the interconnected system.

Scheduling and despatch

Since it is not possible to store electricity, the volume of generation at any time must match the volume of demand at that time to avoid brownouts or blackouts. The process of instructing generating plants to begin, increase, decrease or cease generation on a real time basis is known as despatch. The

process of determining in advance which generating plants are likely to run is known as scheduling. In the Greek electricity market, the HTSO is responsible for both scheduling and despatch in accordance with the provisions of the Grid Code.

Day-ahead scheduling

Despatch takes place on an hourly basis, with each hour in a day being termed a Despatch Hour. On each day the HTSO is required to publish by 11:00 a.m. a forecast of demand across the whole interconnected transmission system for each Despatch Hour in the next day. By 12:00 noon on that day each generator is required to make a declaration to the HTSO of its operational availability in each Despatch Hour in the next day.

Actual despatch

On a real-time basis, the HTSO issues despatch instructions to generating units to begin, increase, decrease or cease generation and provide ancillary services, with the overall aim of matching generation to demand whilst maintaining adequate reserve capacity, system stability and the quality of supply. In choosing which generating units to despatch, the HTSO is also subject to requirements in the Liberalisation Law to prioritise generation from renewable and indigenous sources.

System trading arrangements

All electricity imported on to the interconnected transmission system is sold by generators and purchased by purchasers. Since any supplier must own sufficient generating capacity to match its generating capacity, it is likely that in most cases the volume exported by an entity as a supplier will match the volume imported by it as a generator. Any imbalances which do arise are settled by the HTSO in accordance with the Power Exchange Code.

All licensed suppliers and licensed generators must, under the terms of their licence, comply with the Power Exchange Code. The HTSO is also subject to the provisions of the Code, as are we in our capacities as owner and operator of the distribution network and owner of the interconnected transmission system. Generators or suppliers who are exempt from the requirement to have a licence are represented in the system trading arrangements by a special representative appointed by the HTSO.

As part of these system trading arrangements, the HTSO will operate a trading account known as the Uplift Account to which it will allocate a number of costs and benefits arising from the trading arrangements.

Pursuant to the Power Exchange Code, the Uplift will consist of the following subaccounts:

- Ancillary services account;
- Account for HTSO's administrative costs;
- Net interconnection cost account;
- Account for the generation units using domestic sources of primary energy up to 15% of the total amount of the primary energy necessary for the generation of electricity consumed in Greece during the course of one calendar year;
- Account for generation units with use of renewable resources and co-generation units;
- Account for constrained-on and constrained-off payments;
- Account for losses controls; and
- Account for additional charges.

The balance on this account is charged to all suppliers.

Renewable Generators and co-generators in the interconnected system

The Liberalisation Law requires the HTSO to purchase the energy generated by Renewable Generators and co-generators producing from renewable resources who are connected to the

interconnected system under 10-year renewable power purchase contracts. We will transfer to the HTSO the 68 contracts we had in place with Renewable Generators and relevant co-generators as at 30th September, 2001.

Through the HTSO, the Renewable Generators receive payment for their generation, priced at the marginal cost of generation. However, the Liberalisation Law sets a capped tariff payable to the Renewable Generators under the power purchase contracts. To the extent that this tariff exceeds the marginal cost of generation price the HTSO will be paying more than it is charging suppliers for this generation. It recovers this shortfall through a special sub-account of the Uplift Account. This is a public service obligation imposed on the HTSO to encourage generation from renewable resources which might not otherwise be economic. The cost of this is passed on to suppliers and ultimately to customers.

Autonomous islands

On the autonomous islands, all of which fall within the Distribution business unit, we remain the monopoly supplier and are the exclusive owner and operator of the distribution network, which, in the case of Crete, Rhodes and Lesvos, includes a limited high voltage network. The autonomous islands are the subject of a separate regulatory regime, which is described in this section.

Generation

As operator of the distribution network we prepare, subject to approval from the RAE, a forecast of the demand for generating capacity. If this forecast indicates a need for new capacity the Minister of Development may issue an invitation for bids to construct such capacity. In the event that this process still results in insufficient generating capacity on these islands, or is unsuccessful, the Minister of Development is entitled to grant a generation licence to us to ensure continuous electricity supply.

As operator of the distribution network we manage the despatch of generation on each autonomous island on the terms to be set out in the Network Code once it is published.

There are similar provisions in relation to Renewable Generators as for the interconnected system. On the autonomous islands we, as operator of the distribution network, take on the HTSO's role in entering into 10-year contracts with all Renewable Generators. A capped electricity tariff, pursuant to the Liberalisation Law, applies and we are compensated for any shortfall between our payments under these contracts and the price we receive for the generation by a payment from the HTSO. The HTSO charges this payment to the Special sub-account of the Uplift Account. In addition we, as operator of the distribution network, must buy all energy generated by Renewable Generators in the autonomous islands and as a result must pay for whatever level of generation a Renewable Generator procedures.

Distribution

All the lines on the autonomous islands, notwithstanding that some lines on Crete, Rhodes and Lesvos are high voltage, form part of the distribution network. Consequently we have the exclusive right to own, operate and exploit this network and will do so in accordance with the Network Code.

Supply

Pursuant to the Liberalisation Law, we will hold an exclusive supply licence for the autonomous islands. All customers on the autonomous islands are Non-Eligible Customers and therefore we supply them on the basis described in "Supply—Non-Eligible Customers" above.

MANAGEMENT

Directors and Management

Our board of directors is the supreme administrative body of the Company and is ultimately responsible for the overall management of the Company. The Chief Executive Officer is elected by the general assembly of shareholders for a term of three years and is our highest executive officer, responsible for day to day supervision of the operations of the company. The board of directors develops our strategy and business development, supervises and controls the management of our property by our General Managers and approves, on the recommendation of our Chief Executive Officer, our business plan and strategy and their implementation on an annual basis. The board may, following a recommendation of the Chief Executive Officer, delegate the exercise of part of its responsibilities (except for those responsibilities that by Greek law or our articles of incorporation may only be exercised by the board of directors), including the day-to-day management of the Company or its representation, to the Chairman, the Chief Executive Officer or one or more members of the board, the executive committee, the General Managers or our employees. Day to day management of the Company has been delegated to the Chief Executive Officer and to the six General Managers. The Chief Executive Officer reports to our board and may, pursuant to our articles of incorporation, submit his proposals for achieving the Company's objectives, as set out in our strategy and business plan, to the board of directors. His primary responsibility is overseeing our business units and other departments, and co-ordinating their actions. In addition, our Chief Executive Officer may decide on the Company's entry into transactions with a value determined each time by a decision of the board of directors, but in no case exceeding GRD 100 million (€ 0.3 million). The Chief Executive Officer together with the six General Managers form the executive committee, which decides all matters delegated to it by the board of directors.

Our board of directors has the power to take all actions consistent with the corporate purpose described in our articles of incorporation, except for actions that by law or under our articles of incorporation may only be taken by our shareholders at the general assembly. Our board consists of 11 members. Six members of our board (including the Chief Executive Officer) are elected by the general assembly of shareholders (in which the minority shareholders who voted in the special assembly for the election of the minority shareholders' representatives cannot participate) as provided by our articles of incorporation. Two members of our board are elected as representatives of the minority shareholders by a special assembly of minority shareholders, excluding the Hellenic Republic as a majority shareholder. Two members of our board are elected by our employees as their representatives under the supervision of an election committee formed by the labour unions. Finally, one member of our board is nominated by the Greek Economic and Social Committee and appointed by a decision of the Minister of Development. Members of the board are elected or formally appointed, as the case may be, for a term of three years. Members are eligible for re-election or re-appointment. Currently, we have no minority shareholders and therefore there are no members of the board elected by minority shareholders. In accordance with our articles of incorporation, we will convene a special assembly of minority shareholders within two months of the date of listing our shares on the ASE to elect two directors. Upon the election of those two directors, two of the eight members of our board of directors previously elected by the general assembly of shareholders will resign.

The quorum for our board meetings is a majority of members of the board. Resolutions are adopted by a majority of votes of those present. The board meets at least once per month upon the call of the Chairman. A board meeting must also be called upon the request of four members of the board.

The current composition of the board of directors is as follows:

Name	Position	Date initially appointed	Date current term expires
Demetrios Papoulias	Chairman	5th June, 2000	8th January, 2004
Stergios Nezis	Chief Executive Officer and Managing Director	5th June, 2000	8th January, 2004
Vassilios Avramidis	Member (representative of the employees)	5th June, 2000	4th June, 2003
Nikolaos Agelakis	Member	5th June, 2000	8th January, 2004
Eleftherios Vouyoukas . .	Member	5th June, 2000	8th January, 2004
Dimitrios Kyriazis	Member	5th June, 2000	8th January, 2004
Athanassios Matsaridis . .	Member (representative of the employees)	5th June, 2000	4th June, 2003
Maria Souani	Member (representative of the employees)	5th June, 2000	4th June, 2003
Platon Tinios	Member	5th June, 2000	8th January, 2004
Vassilios Trapezanoglou . .	Member	5th June, 2000	8th January, 2004
Helen Tsamadou	Member	5th June, 2000	8th January, 2004

The members of our current board of directors have been appointed by Ministerial decision on 5th June, 2000. According to the presidential decree relating to the transformation of PPC into a *société anonyme*, the term of the members of our current board, except for the employees' representatives, was fixed for three years from the date of the general assembly of shareholders approving their appointment, or until 8th January, 2004. For this first term of service in the board of the *société anonyme*, our current employees' representatives on the board of directors were appointed until the expiration of their original term (prior to the transformation into a *société anonyme*), or until 4th June, 2003.

Demetrios Papoulias, Chairman. Dr. Papoulias, 62, is Chairman of our board of directors. He has served as Chairman of the Board of the Hellenic Telecommunications Organisation (OTE) from 1996 to 1998, as Deputy Governor of the Hellenic Bank of Industrial Development (ETBA) from 1993 to 1995 and as Secretary General for the Public Sector at the Ministry of National Economy of Greece from 1995 to 1997. Dr. Papoulias is a professor at the Department of Economic Sciences of the University of Athens, where he teaches Strategic Management and Operational Research. He holds a PhD from Oxford University, United Kingdom.

Stergios Nezis, Chief Executive Officer. Mr. Nezis, 58, is our Chief Executive Officer and Managing Director. He is also Chairman of PPC Renewables S.A. since June 2000. He has served as Managing Director of APCO S.A. (today MORNOS S.A.) from 1981 to 1984. He has served as Managing Director and General Manager of Phosphoric Fertilizers Industry S.A. from 1984 to 1989. During the same period, he was a member of the board of directors of the Commercial Bank of Greece. Between 1989 and 2000, he was the Managing Director and General Manager of SCA Hygiene Products S.A., the subsidiary of the Swedish multinational SCA, responsible for Greece, Cyprus and the Balkans. Mr. Nezis holds a degree in Chemical Engineering from the National Technical University of Athens and a Master in Business Administration from the Athens University of Economics. He is a member of the Technical Chamber of Greece, the Hellenic Management Association, the Hellenic Association of Chief Executive Officers and a member of the board of the General Council of Federation of the Greek Industries.

Vassilios Avramidis, Director. Mr. Avramidis, 51, is a member of our board of directors as one of our employees' representatives. He has been an employee in our company since 1979 on the technical staff in the Lignite Centre of Western Macedonia. He has previously worked in the private sector as an engineer. From 1994 to 2000, he also served as President of the Labour Centre of Ptolemais, Eordea and has been a member of the General Council of the General Federation of Greek employees (GSEE).

Nikolaos Agelakis, Director. Mr. Agelakis, 72, has been a member of the board of directors of PPC since November 1993. Between 1993 and June 2000, he was Deputy President of our board. He has also served as Deputy President of the Central Law Preparation Committee from 1993 until 1997. Mr. Agelakis joined our company after a long career in the judicial sector where he served from May 1959 until 1991. In 1991, he retired holding the position of the Judge of the Supreme Court. Prior to that, he was a lawyer for four years. Mr. Agelakis holds a degree in Law from the University of Law in Thessaloniki.

Eleftherios Vouyoukas, Director. Mr. Vouyoukas, 45, is an economist specialising in international energy issues. Since 1996, he has worked as a consultant mainly for international organisations. Prior to 1996, he was head of the Economic Analysis Division at the OECD where he had worked since 1990. He has also worked as a senior economist at the Corporate Planning Department of BP plc between 1986 and 1990. Mr. Vouyoukas has studied Economics and Econometrics at the Universities of Essex and Southampton in the United Kingdom and at Queen's University in Canada.

Dimitrios Kyriazis, Director. Mr. Kyriazis, 78, is a former President of the Federation of Greek Industries and has been a member of the board of directors of PPC since 1996. He is currently a member of the board of directors of a number of Greek companies, such as EYDAP, ESHA, PAKO. Mr. Kyriazis is a civil engineer, and has spent more than 40 years as Chief Executive Officer of various manufacturing companies. He has also been an officer or member of the board of OTE, TITAN Cement and DEXION (Germany). He has served three times as President of the Federation of Greek Industries, and was Secretary General of the Ministry of Public Works, President of Hellenic Management Association, President of the Institute of Geological and Mining Research, Vice President of the Foundation of Economic & Industrial Research (IOBE), and member of the Board of Governors of the Bank of Greece. He is a Fellow of the British Institute of Management and holds the position of Vice President of the Greek Economic and Social Committee.

Athanassios Matsaridis, Director. Mr. Matsaridis, 51, is a member of our board of directors as one of our employees' representatives. He has been an employee in our company since 1975. In 1988, he was elected as a member of the Executive Committee of GENOP. In 1997, he was elected as General Secretary of GENOP. A year later, he was elected as the prefecture governor in the Prefecture of Kozani, Northern Greece. In 1999, Mr. Matsaridis got re-elected as General Secretary of GENOP.

Maria Souani, Director. Mrs. Souani, 35, is a member of our board of directors as one of our employees' representatives. She has been working in the Administration department of our company since 1987. She is a member of GENOP and GSEE.

Platon Tinios, Director. Dr. Tinios, 45, is an economist. He is a special advisor to the Prime Minister of Greece. He studied Economics at the Universities of Cambridge and Oxford in the United Kingdom and holds a PhD from Cambridge. After teaching economics at Oxford, he worked as an economic adviser at the Ministries of National Economy, and Industry, Energy and Technology. His areas of responsibility were public enterprise policy, technology, energy policy and the economics of social policy. He has served as Greek representative on a number of European Union committees. Dr. Tinios is the author of research papers and books on pensions and social security reform.

Vassilios Trapezanoglou, Director. Mr. Trapezanoglou, 54, is a General Manager at Piraeus Bank. He has studied Mathematics in Thessaloniki, Applied Informatics in Grenoble, France and Regional Development in Athens. He joined Piraeus Bank in 1998 and was responsible for the Information Technology, Organisation and Electronic Channels division of Piraeus Bank up to April 2001. Since April 2001, he is responsible for the division of retail banking products, electronic distribution channels, marketing and communication. From 1975 to 1998, he was IT Manager in Hellenic Aspropyrgos Refineries (1975-1981), IT and Organisation director of Motor Oil Hellas (1981-1991) and IT Director at Xiosbank (1992-1998). He has participated in several technical committees and councils. He was a member of the board of Greek Computer Society (Association of Computer Scientists) from 1977 to 1986 and President from 1983 to 1986. He is a member of the Executive Jury, created by the European Union and the Confederation of European Academies of Engineers, which awards annual European IT prizes (ITEA).

Helen Tsamadou, Director. Mrs. Tsamadou, 63, is an honorary lawyer. She is a member of our board of directors since June 2000. Mrs. Tsamadou was Manager at the legal division of the National Bank of Greece until February 2000 and has participated in a number of international transactions, privatisation projects and international offerings involving the National Bank of Greece, the Hellenic Telecommunications Organisation, Hellenic Petroleum, Duty Free Shops, Hellenic Finance bond issues and Hellenic Republic privatisation certificates. Mrs. Tsamadou is a graduate of the National and Kapodistrian University of Athens, Law School and the American University, Washington College of Law (LLM). She was an advisor to the Minister of Development and at present is an advisor to the Minister of Finance on legal matters.

The business address of each of the members of the board of directors is 30 Chalkokondyli Street, Athens 10432. For the year ended 31st December, 2000, we paid the members of our board of directors aggregate remuneration and other benefits in kind of approximately GRD 166 million (€ 0.5 million).

The six General Managers in charge of the operations at each of our business units report to the Chief Executive Officer. The Chief Executive Officer and the General Managers comprise our executive committee. The General Managers are appointed by the board of directors for five year terms of office which may be renewed. The Chief Executive Officer is subject to a management contract with the Company, represented by the Chairman, which sets out the business targets the Chief Executive Officer undertakes to achieve during his term, the means by which such targets may be achieved, and the conditions under which he may be entitled to additional remuneration. The scope of the General Managers' duties is determined by resolution of our board of directors, upon a recommendation of the Chief Executive Officer. The General Managers are responsible for their respective business units or departments.

Our executive committee is responsible for the co-ordination and efficient operation of our business, our administration, the performance of each business unit, the implementation of board of directors' decisions and the procurement and awards of projects with a value below GRD 1 billion (€ 2.9 million) and which are not considered to need the board of directors' approval.

The current composition of the executive committee is as follows:

Name	Position	Date initially appointed	Year current term expires
Stergios Nezis	Chief Executive Officer	5th June, 2000	2004
Gregoris Anastasiadis	Chief Financial Officer	1st November, 2000	2005
Konstantinos Kavouridis	General Manager of the Mining business unit	7th September, 2000	2005
Konstantinos Vassiliadis	General Manager of the Transmission business unit	1st October, 2000	2005
Konstantinos Panetas	General Manager of the Generation business unit	7th September, 2000	2005
Nikolaos Gagaoudakis	General Manager of the Distribution business unit	7th September, 2000	2005
Georgios Manolopoulos	General Manager of Human Resources	7th September, 2000	2005

Gregorios Anastasiadis, Chief Financial Officer. Mr. Anastasiadis, 53, became PPC's Chief Financial Officer in November 2000. Prior to his current position, he was the Chief Financial Officer of Panafon Telecommunication S.A. since 1993. Mr. Anastasiadis has a degree in Economics from the Athens University of Economics and Business.

Konstantinos Kavouridis, General Manager of the Mining business unit. Mr. Kavouridis, 51, has been the General Manager of our Mining business unit since September 2000. He is a mining engineer with a PhD in Mining and Mineral Technology from Imperial College University of London. Since 1989, he has been appointed as Associate Professor in the Technical University of Crete. Mr. Kavouridis has co-operated with private mines as production manager as well as with IGME, the Greek Institute of geological and mineral exploration. He has more than 20 years' experience in the lignite industry and has held different senior management positions within our company. During the period of 1994-2000,

he was the director of Ptolemais-Amynteon Lignite Centre. Dr. Kavouridis is a member of the Executive Committee of CECSO, the European Association of Solid Fuels, the Coal Preparation Experts Committee of ECSC (European Coal and Steel Community), and the General Department of Energy and Transport of the European Commission. He also represents our company in DEBRIV, a German association of the lignite industry.

Konstantinos M. Vassiliadis, General Manager of the Transmission business unit. Mr. Vassiliadis, 51, has been the General Manager of the Transmission business unit since October 2000. Prior to this assignment he had been, since July 1997, Managing Director and Chief Executive Officer of Electric Railways Athens Piraeus SA, which is the owner and operator of Athens Metro Line 1. In August 1996, Mr. Vassiliadis became the first director of operations of Attiko Metro SA, and from this position, he initiated the setting up of the operation of the new Athens Metro Lines 2 and 3. He has spent a major part of his professional career in the design and construction of Lines 2 and 3 of the Athens Metro, having worked both for the initial design team (1985-1991) and later (1992-1994) for the Olympic Metro Consortium. Mr. Vassiliadis holds a degree in Electrical and Mechanical Engineering from the National Technical University of Athens and a Master from University of London.

Konstantinos Panetas, General Manager of the Generation business unit. Mr. Panetas, 54, has been the General Manager of the Generation business unit since September 2000. Prior to his current position, Mr. Panetas was the General Manager of PPC Distribution for seven years. Since joining our company in 1972, Mr. Panetas has served in various management positions and has represented our company in international conferences and associations in numerous occasions. Mr. Panetas has also been a member of the board of directors of DEPA since 1996. Mr. Panetas holds a degree in Electrical and Mechanical Engineering from the National Technical University of Athens.

Nikolaos Gagaoudakis, General Manager of the Distribution business unit. Mr. Gagaoudakis, 56, has more than 30 years' experience in the electricity industry dealing primarily with transmission system projects. He has held different senior management positions in our company. Mr. Gagaoudakis holds an Engineering degree from the National Technical University of Athens.

Georgios Manolopoulos, General Manager for Human Resources and Organisation. Mr. Manolopoulos, 63, is the General Manager for Human Resources and Organisation since September 2000. From March 1995 to September 2000, he served as assistant General Manager of Administration. He has been employed in our company since 1966 in various positions. Mr. Manolopoulos holds a degree in Business Science from the Athens University of Economics and Business and a degree in Political Science from Panteion University of Social and Political Sciences.

The business address for each of the members of the executive committee is 30 Chalkokondyli Street, Athens 10432.

Compensation

The aggregate compensation of all members of our board of directors, of our executive committee and our executive officers listed above (or persons who have left or been replaced during 2000) paid or accrued, excluding social security contributions, for the 12 months ended 31st December, 2000 was approximately GRD 342 million (€ 1.0 million). The aggregate amount paid or accrued for social security contributions for the 12 months ended 31st December, 2000 was GRD 39.9 million (€ 0.1 million).

Interest of management in certain transactions

None of our directors, including any connected person of a director, has an interest in our share capital together with any options in respect of such capital. Our directors and executive officers may purchase shares in the employee offering. We do not have a share option scheme for our directors or other employees.

No director has any interest in a transaction entered into by us or any of our subsidiaries which is or was unusual in its nature or conditions or significant as it relates to us and our subsidiaries as a whole and which was effected during the current or immediately preceding financial year or was effected during an earlier financial year and remains in any respect outstanding or unperformed.

No director has been granted by us or any of our subsidiaries a loan or any guarantee for his benefit.

RELATIONSHIP WITH THE SELLING SHAREHOLDER

Shareholding

The Hellenic Republic currently owns all of our outstanding shares. Following the combined offering, the Hellenic Republic will own approximately 85% (or approximately 84% assuming the exercise of the over-allotment option and no return transfer of shares pursuant to the over-allotment option) of our share capital. Pursuant to the Liberalisation Law, the Hellenic Republic's participation in our share capital may not be less than 51% of the voting shares in existence at any time. This requirement can only be changed by further legislation.

The Hellenic Republic

The Minister of Finance oversees the Hellenic Republic's shareholding in our company. The Minister of Development has overall governmental responsibility for the Greek electricity sector, including responsibility for regulation of our company. You should read "Regulation of the Greek Electricity Sector" for a more detailed discussion.

The Hellenic Republic recognises the distinction between its role as shareholder and its role as regulator. In accordance with our articles of incorporation, the Hellenic Republic can only exercise its decision-making power as a shareholder at our general assembly of shareholders. The Hellenic Republic currently elects six out of the 11 members of our board, including the Chief Executive Officer. After the combined offering, it will continue to elect six out of the 11 members of our board.

Our articles of incorporation allow decisions submitted for a vote to the shareholders to be determined by a majority of votes cast at a general assembly of shareholders. The Hellenic Republic's holding of the shares following the combined offering will still allow the Hellenic Republic to continue to have majority influence over decisions relating to matters submitted for a vote of the shareholders of the Company. You should read "Risk Factors—The Hellenic Republic has had, and may continue to have, a significant impact on our operations" for a more detailed discussion.

The Hellenic Republic as Purchaser of Services

The commercial relationship between our company, as supplier of electricity, the Hellenic Republic and state-owned companies, as customers, is conducted on a normal arm's-length customer and supplier basis, although concerns may be raised regarding delays in the payment of debts to us by various public entities. We have, however, obligations under some non-commercial contracts we entered into in the past. For example, arrangements with our two largest corporate customers, Aluminium and Larco, were not entered into on commercial terms but rather on terms consistent with Greek government policies. We also deal with the various departments and agencies of the Hellenic Republic as separate customers, and the provision of services to any one department or agency does not constitute a material part of our revenue.

In the ordinary course of our business, we enter into agreements with entities owned or controlled by the Hellenic Republic. The most significant agreements are summarised below:

Agreement with Larco

On 5th June, 1992, we entered into a contract with Larco for the supply of electricity. We sell electricity to Larco at a discount which, however, is determined by movements in an index for world aluminium prices, as required by Law 2637/1995 and a subsequent decision of the Ministry of Development which sets electricity tariffs until 31st December, 2002. Larco became insolvent and was restructured in 1989. As part of this restructuring, we were required to write off debts Larco owed to us in exchange for shares in Larco. As a result, we currently own approximately 28.6% of Larco following the restructuring.

Agreement with ELPE

On 12th September, 1997, we signed an agreement with DEP S.A., (renamed as ELPE in 1998) and Refinery of Thessaloniki S.A. for the purchase of liquid fuel. The contract expired on 31st August, 2001 and was renewed until 31st December, 2002.

Prices for delivery of the liquid fuel are determined on a weekly basis and are based on an average of the high prices of the relevant liquid fuel for the preceding week, as published in Platt's Oilgram Marketscan.

Agreement with DEPA

In June 1994, we entered into a contract with DEPA to purchase a total of 1.8 billion cubic metres per year of natural gas. The contract will terminate on 31st December, 2016 and can be extended up to 31st December, 2020, under the same terms and conditions, provided that either DEPA's contract with the Russian natural gas supplier Sojuzgazexport expiring on 31st December, 2016 is renewed under the same terms and conditions, or DEPA has found another supplier of natural gas under the same terms and conditions. Pursuant to the terms of our gas purchase contract with DEPA, we are subject to a minimum "take-or-pay" obligation, under which we commit to pay for a minimum amount of gas irrespective of actual consumption. This "take-or-pay" obligation provides for a four year clearance period. To date, we have exceeded our contractual annual "take-or-pay" gas purchase obligations and expect to continue meeting our annual obligation.

Pursuant to the terms of this contract, we are also entitled to the most competitive natural gas price offered by DEPA for the purposes of electricity generation. Prices are determined by a formula which takes into account market prices of heavy fuel oil, gas oil and certain types of crude oil. As part of the contract, DEPA is required to remit part of its profits to us if DEPA's net profits exceed 8% of its total revenue.

Gas prices for each quarter are fixed on the basis of the average for the prior six months from the start of the quarter.

In addition, Law 2593/1998 gives the Ministry of Development the right to grant us the option to purchase from the Hellenic Republic all or part of DEPA's shares. Should we be granted this option and decide to exercise it, we would hold 65% of DEPA's share capital, subject to ELPE exercising its right of first refusal.

Settlement of debts owed to us by other state-owned companies

In the past, the Hellenic Republic has issued bonds to us for a total of approximately GRD 37.5 billion (€ 110.0 million), maturing during 1998 to 2002 in settlement of bills owed to us by certain state-owned companies. The balance outstanding as at 30th June, 2001 was approximately GRD 13.5 billion (€ 39.6 million), of which GRD 7.4 billion (€ 21.7 million) of the bonds were sold to banks for short-term borrowings pursuant to repurchase agreements.

The Hellenic Republic as Sovereign

We are subject to the regulatory authority of the Minister of Development and the RAE.

The Liberalisation Law provides that certain expenses that we incur in providing public service obligations such as provision of electricity on the autonomous islands at the same electricity tariffs as in the interconnected system and provision of water from our hydroelectric stations for irrigation purposes will be partly compensated through the Uplift and through tariffs. You should read "Our Business—Generation" and "Regulation of the Greek Electricity Sector" for a more detailed discussion of compensation of our public service obligations.

Indebtedness Guaranteed by the Hellenic Republic

In the normal course of our business, we have entered into a number of loan agreements with the European Investment Bank. As at 30th June, 2001, we had 44 loan agreements with the European Investment Bank. The Hellenic Republic has guaranteed our principal and interest payment obligations under these agreements. In exchange, we pay to the Hellenic Republic a commission in the range of 0.40% to 1% on the outstanding balance of the loans guaranteed. The total principal amount guaranteed as at 30th June, 2001 was GRD 260 billion (€ 763.0 million).

Privatisation Certificates

The Hellenic Republic has issued two series of privatisation certificates exchangeable, at the option of the holders, for shares in companies offered for sale by the Hellenic Republic in privatisation offerings. The first series of privatisation certificates was issued in 1998 for € 500 million and will mature on 9th October, 2003. The second series of privatisation certificates was issued in October 2001 for € 1.7 billion and will mature on 4th October, 2004. The terms of the privatisation certificates provide their holders with a right to exchange certificates for shares at a 5% discount in future privatisation offerings by the Hellenic Republic. Holders of privatisation certificates are entitled to preferential allocation over at least 64% of the shares to be sold by the Hellenic Republic in the combined offering. To the extent that holders of privatisation certificates do not exercise their right to exchange their certificates for our shares, the shares will be made available in the combined offering.

THE ATHENS STOCK EXCHANGE AND SETTLEMENT

General

The ASE commenced operations in 1880 to trade Greek government bonds and shares of the National Bank of Greece. Four years later, the ASE officially opened as an exchange following the election of its first board of directors. The ASE created a new market, known as the parallel market, in 1988 to help smaller and newly established companies issue shares to the public. Historically, these companies were unable to meet the stricter listing criteria of the main market. In 2000, the ASE created the New Stock Market ("NEHA") for the listing of the shares of small and medium capitalisation innovative companies with potential for rapid growth.

The ASE has operated continuously since 1880 and recently established a number of subsidiaries, including the Thessaloniki Stock Exchange Centre, whose purposes are the facilitation of the listing on the parallel market of companies operating in Northern Greece and the trading, through the ASE trading system, by investors residing in Northern Greece. Additionally, the ASE has established the Systems, Development and Support House of the Capital Markets and the Capital Market Training Centre, the purposes of which are the proposal of measures for modernising and enhancing capital markets in Greece and the provision of educational support to persons involved in capital market activities, respectively. In 1995, the ASE's corporate status was transformed into a company limited by shares (*a "société anonyme"*). Although the ASE is controlled by the Hellenic Republic, a large tranche of its shares was sold to banks and securities firms in 1998, reducing the Hellenic Republic's interest to 47.68%. Today, all the shares in the ASE are held by a company under the trade name "Greek Stock Exchanges Holdings Société Anonyme", which was formed on 29th March, 2000. All the shareholders of ASE, prior to its acquisition by Greek Stock Exchanges Holdings Société Anonyme, are now shareholders in the latter. Greek Stock Exchanges Holdings Société Anonyme has a share capital of GRD 86 billion (€ 252.4 million).

As at 30th June, 2001, 347 companies had shares listed on the Main and Parallel Markets of the ASE (240 and 107 companies, respectively) and one company had shares listed on the New Stock Market, with an aggregate market capitalisation of GRD 37.5 trillion (€ 110.1 billion).

The ASE is one of the two stock exchanges operating in Greece, the other being the Athens Derivatives Exchange. The Greek capital markets and the ASE in particular are regulated under a series of laws and regulations issued by the Ministry of Finance, the Capital Markets Commission ("CMC"), and the board of directors of the ASE. On 31st May, 2001, the ASE was upgraded by the Morgan Stanley Composite Index from an emerging to a developed market status.

Membership of the ASE

All transactions through the ASE may only be carried out by brokers that are members of the ASE. Membership of the ASE is subject to the licensing requirements of the CMC. Brokerage firms that are members of the ASE must appoint at least one official representative authorised to conduct ASE transactions. The CMC generally approves such appointment, provided the representative fulfils certain qualifications required by law and pass an examination set by the CMC.

As at 30th June, 2001, the ASE had 90 members, the vast majority of which were brokerage firms. The minimum capital requirement in order to qualify as an ASE member is GRD 200 million (€ 0.6 million). ASE members may engage in transactions on the trading floor on behalf of their clients or on their own behalf. Brokerage firms with a share capital in excess of GRD 1 billion (€ 2.9 million) are also permitted to provide underwriting services on behalf of an issuing company for new issuances of shares on the ASE. Pursuant to the EU Investment Services Directive, which was implemented in Greece in April 1996 pursuant to Law 2396/1996, investment services may only be provided in Greece by "Investment Services companies" with a minimum share capital of GRD 200 million (€ 0.6 million), or GRD 1 billion (€ 2.9 million) if engaging in underwriting, that have received an appropriate operating licence from the CMC. Investment services within the scope of the Directive include the receipt and transfer of orders from investors to effect stock exchange transactions, the execution of such orders (or engagement in transactions on the trading floor on behalf of client-investors) and the underwriting, in total or in part, of an issue of securities. Effecting transactions on the ASE is also subject to the granting of membership to an Investment Services company by the ASE. Since 1st January, 2000

credit institutions have been entitled to become members of the ASE. "Orders Companies" are companies that are only allowed to receive and transfer their clients' orders to Investment Services companies, and are prohibited from engaging in transactions on the trading floor on their clients' behalves or from acting as a custodian for their clients' shares. The receipt and transfer of shares by Orders Companies are governed by Law 2396/1996 as well as the CMC.

Stock Market Indices

The most commonly followed index in Greece is the ASE Composite Index, a market capitalisation index which tracks the price movement in the shares of 59 leading Greek companies.

The following table sets out the movement of the ASE Composite index. The highs and lows are for the periods indicated and the close is on the last trading day of the period.

Year	High	Low	Close
1997	1,808.8	932.4	1,479.6
1998	2,828.6	1,356.1	2,737.6
1999	6,484.4	2,762.6	5,535.1
2000	5,874.9	3,165.2	3,388.9
2001(1)	3,360.5	2,105.6	2,468.3

(1) Through 31st October, 2001

Trading on the ASE

ASE trading takes place every week from Monday to Friday, except for public holidays. The daily trading session starts at 10:30 a.m. and ends at 4:00 p.m. Athens time. The ASE consists of three separate markets: the Main Market (where the vast majority of securities is traded), the Parallel Market (for smaller companies, which may not satisfy the stricter listing criteria of the Main Market) and NEHA (for small, innovative companies with potential for rapid growth). The Main Market's, the Parallel Market's and NEHA's schedules each consist of a pre-opening session and a continuous automated matching session.

A 30-minute pre-opening session, operating through a call auction method, precedes the trading session from 10:30 a.m. to 11:00 a.m. The call auctions provide for the entry of orders to be collected and then executed in a batch. Auction matching takes place at one price. The objective of the pre-opening auction is to maximise the volume of shares traded at the auction price by calculating the price at which the greatest number of securities can be matched.

The trading system of the ASE operates in a physical marketplace in central Athens although the system is fully automated and orders may be placed from remote locations. After the pre-opening auction session, orders are executed in continuous trading following the price and time priority rule: orders are ranked by price and orders at the same price are ranked based on time of entry into the system. Incoming orders always match with pre-existing orders already included in the ranked list. Buy and sell orders can match in any number of multiples of the lot size defined for that security. Depending on the order's price type (limit or market), the order matches against eligible orders in the book, progressing from the best price to the worst available until the order's quantity is exhausted.

If no "limit order" exists (or an order for which the price is specified) for a security on a given day, the system uses the previous closing price as the opening price. If limit orders have been entered at a specified price prior to the commencement of the trading period, the system uses these orders to determine the opening prices.

On 1st June, 2001, the ASE introduced a two-scaled price fluctuation limit. In principle, all securities' prices are eligible to 12% fluctuations from the closing price of the preceding trading session. However, if the price of a security remains at the best bid offer (if all incoming purchase orders at limit up or sale orders at limit down) for 15 minutes then the 12% limit is extended by a further 6%. Thus, on aggregate, the price of a security listed on ASE on a certain day is not permitted to fluctuate more than 18% from its closing price on the previous day. The 6% expansion applies only to securities of the

continuous trading state. The price fluctuation of securities of the auction market is limited to the 12% range. Newly listed securities are allowed to fluctuate freely during the first three sessions of their listing.

Trades of equity securities with a value exceeding GRD 200 million (€ 600,000), or representing at least 5% of a listed company's share capital, may be conducted through the ASE but following a special procedure. Under this special procedure, the parties involved, the number of shares to be sold and the price range are pre-agreed. These trades, known as block trades, may be conducted outside the scope of the electronic trading system and only entered via the system for the purposes of reporting, including the trade in statistics, and affirmation. There is a limit to the parties in a block trade; in particular, up to three persons may participate as either buyers or sellers, with only one person on the other side of the trade. This limitation in the number of parties involved does not apply to block trades of equity securities of a listed company with total assets of at least GRD 500 million (€ 1.5 million). Block trades may take place at prices that follow certain rules based on the price deviation percentage from the current traded price:

- At the current price of the security, when the value of the block trade ranges from GRD 200 million (€ 0.6 million) to GRD 400 million (€ 1.1 million);
- At 5% from the current price of the security, when the value of the block trade ranges from GRD 400 million (€ 1.1 million) to GRD 800 million (€ 2.3 million); and
- At 10% from the current price of the security, when the value of the block trade ranges from GRD 800 million (€ 2.3 million) and above.

All block trades require the approval of the ASE's Trading Committee and the prior approval of the president of the ASE if the trade value is at least GRD 408.9 million (€ 1.2 million).

Equity securities representing up to 0.5% of the total number of equity securities of the same class of a listed company may also be traded outside the scope and the procedures of the ASE.

The above price limitations do not apply in the following five instances:

- When the shares traded represent more than 30% of the total number of shares of a particular category (i.e., preferred or common);
- For simultaneous transfers of shares of more than one category between the same parties, provided the percentage of the total shares offered or asked equals or exceeds 30% of the share capital of the issuer, irrespective of the percentage per category of shares transferred;
- For block trades exceeding GRD 50 billion (€ 146.7 million) of majority Greek government-owned listed companies' shares or block trades of shares of listed companies with total assets exceeding GRD 500 billion (€ 1.5 billion);
- For block trades resulting in the sale of 10% of the total paid up share capital of a listed company having total market capitalisation of at least GRD 5 billion (€ 14.6 million); and
- For transfers of share blocks in the context of an initial public offering and/or a private placement as long as they are regulated by an ad hoc ASE board of directors' decision.

All prices of completed transactions, whether completed through the trading system or off-exchange, are published on electronic screens in the ASE, although the prices of trades outside the system are not shown as the last traded price. All transactions require cash settlement within three business days of the trade date. Trades are noted in the official register of the ASE, and all information on bids and offers is made available to Telerate and Reuters on a continuous basis. Bond trading is conducted by agreement among brokers on the trading floor of the ASE, and details of these transactions must be given to the supervisor of the ASE trading floor.

Shares may be traded in lots of one, five, 10 and 25 shares according to the trading lot size of each security.

Prices of all securities listed on the ASE are published in the ASE official daily price bulletin.

Settlement, Clearance and the Central Securities Depositary

Settlement of both registered and bearer shares listed on the ASE is effected through the CSD. The CSD was founded in February 1991 as a *société anonyme*. The CSD is responsible for settling and clearing ASE transactions, and holding the shares deposited with it in book entry form. The CSD is administered by a nine-member board of directors. Its shareholders are the members of the ASE, banks listed on the ASE, companies managing mutual funds and portfolio investment companies.

Book entry of listed securities was introduced by virtue of Law 2396/1996, as amended. The dematerialisation of Greek shares commenced in March 1999, with the market becoming fully dematerialised in December 1999.

To participate in the dematerialised system of securities ("SAT") each investor is required to open a dematerialisation account, which is identified by a dematerialised account number ("SAT account"). Shareholders who wish to open an SAT account can appoint one or more ASE members or custodian banks as authorised operators ("Operators") of their SAT accounts. Only the Operators have access to balances and other information concerning a SAT account.

The settlement and clearance procedure through the CSD consists of three stages:

- First, the notification by the ASE to the CSD of the transactions concluded within each trading day;
- Second, the notification by the Operators of the SAT account of the seller and the buyer of the number of shares to be debited and credited to their respective SAT accounts. Following the notification of the SAT account of the seller the shares sold are blocked for transfer purposes. Furthermore, the system ensures that the shares sold are debited from the SAT account of the seller and credited to the SAT account of the buyer. Under Greek Law, a person is prohibited from entering into sales of securities on the ASE if such person does not have full and unencumbered title to, and possession of, the securities being sold at the time the order is matched. Short sales of securities listed on the ASE are strictly regulated by the CMC and permitted only for hedging reasons in case of previously executed derivative contracts; and
- Third, the clearance of the transaction involves delivery versus payment on a multilateral basis. Bilateral clearance is also possible in exceptional circumstances, in particular in matched order transactions. The transfer of shares is effected by debiting the SAT account of the seller and crediting the SAT account of the buyer on the settlement date. The settlement and clearing of shares in book entry form is carried out by the CSD on the third day after the trade day (T+3).

The ASE may invalidate a transaction if it considers it necessary for the protection of the investors, in particular in cases of fraud.

Liabilities of brokerage firms resulting from their trading activities are guaranteed by the Athens Stock Exchange Guarantee Fund, to which each ASE member contributes, and which is operated as a separate legal entity.

TO FACILITATE THE SETTLEMENT AND CLEARANCE OF SHARES THROUGH THE CSD, INVESTORS WHO INTEND TO SUBSCRIBE FOR OR PURCHASE SHARES DIRECTLY IN THE COMBINED OFFERING MUST SUBMIT THE FOLLOWING INFORMATION TO THE RELEVANT INTERNATIONAL MANAGER NO LATER THAN 12.00 NOON (LONDON TIME) ON 7TH DECEMBER, 2001:

- **SAT ACCOUNT NAME**
- **SAT ACCOUNT NUMBER**
- **SAT ACCOUNT CODE**
- **ABBREVIATION**
- **LOCAL CUSTODIAN**
- **LOCAL CUSTODIAN ACCOUNT NUMBER.**

FOREIGN INVESTMENT AND FOREIGN EXCHANGE CONTROLS IN GREECE

There are currently no exchange controls in Greece that would restrict the payment of dividends or other capital distributions to a holder of shares or GDRs outside Greece, and there are currently no restrictions in Greece that would affect the right of a non-Greek holder of shares or GDRs to dispose of his shares or GDRs, as the case may be, and receive the proceeds of such disposal outside Greece.

All forms of capital movement in and out of Greece have been deregulated. Foreign investors may purchase securities listed on the ASE, as well as Greek Government bonds and treasury bills. Repatriation of capital and dividends and any other income on securities is fully deregulated provided the foreign investor has the following documents:

- the certificate of a broker or other relevant person evidencing the purchase of the securities;
- the certificate of the company as to the entitlement of the payment of dividends; and
- in the event of the sale of securities, the certificate of a broker, or some other form of written proof, that the relevant securities were sold for drachmas in Greece with a view to exporting the sale proceeds.

DESCRIPTION OF OUR SHARE CAPITAL

We were incorporated as a *société anonyme* on 1st January, 2001 under the Liberalisation Law and pursuant to Presidential Decree 333/2000 for a term of 100 years, which may be extended by a resolution of the shareholders' general assembly. We have our corporate seat in the Municipality of Athens, Greece. We are registered under number 7829/01/B/00/768 in the Register of Companies and our executive offices are at 30 Chalkokondyli Street, 10432 Athens, Greece. Presidential Decree 333/2000 constitutes our articles of incorporation. The following discussion of our articles of incorporation is qualified in its entirety by reference to the full text of our articles of incorporation.

The new shares to be offered by the Company were authorised pursuant to a resolution by the general assembly of shareholders acting with an Increased Quorum and Increased Majority, both as defined below, and will be issued against payment in accordance with Greek law.

General

Our share capital as at 30th September, 2001 is GRD 220 billion (€ 645.6 million) divided into 220 million registered shares with nominal value of GRD 1,000 each (€ 2.9). Our share capital was created by Presidential Decree 333/2000 and all of our share capital is fully paid up. All of our shares are owned by the Hellenic Republic. Assuming the 12 million new shares offered by us in the combined offering are sold, our total paid-up share capital will increase to GRD 232 billion (€ 680.9 million) divided into 232 million shares.

Form and Transfer of Shares

Our ordinary shares are in registered form. In conjunction with the combined offering, we will implement, upon commencement of trading, a book-entry system of registration whereby shares are held in dematerialised form. Transfers of ownership of dematerialised shares will be effected through the ASE and the CSD by registration of the transaction in the CSD's records. The securities accounts of the investors shall be credited and debited by the account operators after each transaction. Transfers may also be effected, subject to certain requirements pursuant to Law 3632/1928, through an "off-exchange" transaction under a written agreement. A copy of this agreement, together with a form indicating the securities accounts of the parties, must be delivered to the CSD, which subsequently registers the transfer in its records.

The CSD will issue certificates to shareholders containing provisions regarding the capacity of the shareholders, the share identification data, the number of shares owned, the reason for the certificate's issuance as well as any possible encumbrances over the shares. These certificates are issued by the CSD following a shareholder's request addressed to the CSD, either directly or through an account operator. Certificates may also be issued directly by an account operator through the Dematerialised Securities System ("DSS"), following a shareholder's request to the account operator, provided that the shares for which the certificates are requested are held through an account managed by the account operator. The person whose name appears in the CSD's records will be considered to be the shareholder of a dematerialised share.

Pursuant to Greek law and under limited circumstances, companies may purchase their own shares. The most common of such circumstances is the acquisition of shares by a company for the purposes of distribution of the company's shares to its employees or to the employees of an affiliated company.

In addition, companies whose shares are listed on the ASE may acquire, directly or through a third person, shares representing up to 10% of their own share capital. This process allows stabilisation of a company's share price in circumstances where it is believed that the share price is substantially lower than that which would correspond to the state of the market, given the financial condition and prospects of the company. According to Greek company law, the decision to stabilise is taken by the company's general assembly of shareholders on the basis of a 20% quorum of the entire paid-up share capital and an absolute majority of 50% of the paid-up share capital represented at the general assembly plus one share. According to our articles of incorporation, a 50% quorum of the entire paid-up share capital and an absolute majority of 50% of the paid-up share capital represented at the general assembly plus one share, is required for us to take a decision to stabilise. The decision of a company's board of directors to convene a general assembly and the decision of the general assembly

of the shareholders must be communicated to the ASE and the CMC. The purchased shares must be fully paid-up and acquired from the market and the Collective Investments in Tradeable Securities Organisations, ("OSEKA"); otherwise, the purchase may be declared invalid by the CMC. The purchased shares must be sold or distributed to the company's employees within three years of their purchase or otherwise must be cancelled. The board of directors must communicate both the decision to sell and the decision to cancel to the ASE. In addition, the decision to sell must be published in at least two daily newspapers with circulation throughout Greece, at least 10 days in advance of the purchase, and any decision to cancel the purchase must be communicated to the Ministry of the National Economy. All shares acquired by us cannot be voted but may be taken into account for the purpose of assessing a quorum.

Disclosure Requirements

When, as a result of a transfer of shares listed on the ASE, a person owns or indirectly controls a percentage equal to or in excess of 5%, 10%, 20%, 33⅓%, 50% or 66⅔% of the voting rights of the relevant company, or such ownership or control falls below these levels, the holder is required to notify the company and the ASE of his holdings and percentage of voting rights in writing within one calendar day. When a person holds an interest of more than 10% of the voting rights of a company whose securities are listed on the ASE and that person's interest increases or decreases by more than 3% (or 1½% when the shares of the company have been listed on the ASE for less than 12 months) of the total voting rights in the company, then that person is similarly required to notify the company and the ASE authorities within one calendar day, and at the latest one hour prior to the commencement of the ASE session that follows the transaction.

Decision 14212/1/195/19.07.2000 of the CMC regulates the public takeover bid for securities that are listed on the ASE. Pursuant to this decision, anyone who proceeds with a takeover bid for a public company must address to the shareholders a bid for the acquisition of at least 50% of the total number of shares of that company, specifying the minimum number of shares which must be accepted for the bid to remain in force. In addition, any person who acquires shares and due to such acquisition holds more than 50% of the total voting rights of the company for whose shares he is bidding, is obliged within 30 days to make a public takeover bid for the remaining shares of that company (subject to certain exceptions and qualifications).

Such a public takeover bid must be announced, prior to its announcement to the public, to the CMC and the board of directors of the target company and within the next day in the Daily Price Bulletin of the ASE, one major daily newspaper, one major financial newspaper, and if the company is listed on a foreign stock exchange, in a financial newspaper at the registered seat of that foreign stock exchange. The bidder must also issue and make public (following the approval of the CMC) an information memorandum containing certain data required by the CMC. The results of the bid are to be published within 48 hours from the end of the acceptance period.

If a shareholder holds 10% or more of any class of shares of a listed company and intends within three months or less to acquire or transfer shares of the same class representing more than 5% of the share capital of the company, the shareholder must notify the ASE of the intended transaction volume, the time period within which the transactions will be effected and the brokerage company through which the transactions will be effected.

For 30 days from the end of the period for which quarterly financial statements of the company are being issued or for a shorter time period until the publication of such financial statements, as well as from the time any confidential information comes to their possession in any way, shareholders holding more than 20% of the share capital of a company, members of a company's board of directors, executive officers of a company, a company's internal auditors and legal counsel, as well as a company's affiliates, may effect transactions in shares of the company or in derivatives related to shares of the company or its affiliates, only after prior notification to the board of directors of the company and publication of such notification in the Daily Price Bulletin of the ASE at least one day prior to the transaction.

Voting Rights and Restrictions

Each share gives the holder the right to cast one vote at a general assembly of shareholders.

In case the participation percentage of a shareholder or affiliated companies exceeds 5% of our share capital, such shareholder will not have the right to be present and vote at the general assembly for the percentage of his holdings exceeding 5%.

Banks and other organisations with registered offices abroad which, according to the laws of the country of their establishment based on the shares they hold, issue titles, or depositary receipts, representing shares and provided such titles have been issued in favour of a particular shareholder at a percentage above 5%, will not have the right of presentation and voting in favour of the specific shareholder as concerns the percentage of the shareholder's holdings exceeding 5%.

The Hellenic Republic's participation in our share capital cannot, by law, hold less than 51% of our voting shares after each increase of share capital.

Dividends

We may only pay dividends out of profits for the preceding financial year and any distributable reserves after the annual financial statements are approved by the general assembly of shareholders. Before the payment of dividends, we must allocate annually 5% of our net profits to the formation of a legal reserve until this legal reserve equals, or is maintained at a level equal to, at least one-third of our share capital.

According to our articles of incorporation and Greek company law, we are required to pay a minimum dividend equal the greater of (a) 6% of our paid-up share capital or (b) 35% of our net profits for that year after the formation of legal reserves. According to Law 148/1967, as amended, a company's general assembly, acting with the majority of at least 65% of the paid-up share capital, may decide not to pay the minimum dividend. In this case, the undistributed dividends of up to at least 35% of the net profits for that year are transferred to a special reserve account. This reserve account must be capitalised within four years from its formation by the issuance of new shares, which are distributed to the shareholders as a share dividend. By a resolution of the general assembly, passed by a majority representing at least 70% of the paid-up share capital, the undistributed dividends can be transferred into reserves or otherwise applied. Under our articles of incorporation, the general assembly of shareholders can decide to distribute any net profits remaining after allocation to the ordinary reserve and distribution of the minimum dividend through the issuance of new shares, which are distributed to the shareholders as share dividends. This decision requires an Increased Quorum and Increased Majority, each as defined below. However, the decision not to distribute a dividend of net profits equal to 6% of the share capital would require a unanimous decision of all shareholders present at a general assembly of our shareholders.

Within six months following the end of our financial year, an annual general assembly of our shareholders is convened to approve our financial statements and the distribution of a dividend to shareholders with respect to the previous financial year. The annual general assembly is duly convened when a quorum representing one-third of the paid-up share capital is present. Decisions of the annual general assembly are taken by an absolute majority of voting shareholders in attendance.

The amount approved for distribution shall be paid to shareholders within two months of the resolution approving our annual financial statements. Dividends not claimed by shareholders within five years of their distribution are forfeited in favour of the Hellenic Republic.

According to Greek company law, we may pay interim dividends with the approval of the board of directors if, at least 20 days before such payment, our interim financial statements are submitted to the Greek Ministry of Development and published in the Greek Government's Gazette and in a Greek financial newspaper. Such dividends cannot exceed one-half of the net profits as set forth in the interim financial statements. The board of directors has the authority to declare and pay such dividends without obtaining the approval of shareholders in general assembly.

Finally, according to our articles of incorporation and Greek company law, no distribution may be made if at the end of the last financial year our own funds that are shown in the balance sheet are lower, or will be lower after the distribution, than the aggregate of the share capital and the reserves that may not be distributed.

General Assembly of Shareholders

Pursuant to our articles of incorporation and Greek company law, the general assembly of shareholders (which is the supreme corporate body of a Greek *société anonyme*) is entitled to decide on any and all company affairs. Its resolutions are binding on our board of directors and executive officers as well as all shareholders, including those absent from the general assembly and those dissenting.

The general assembly is the only competent body to decide, among other matters, (a) the extension of the duration of our company, our merger, revival, de-merger or dissolution, (b) amendments to our articles of incorporation, (c) increases or reductions of our share capital (except for increases authorised by the board of directors, as described below), (d) the issuance of bonds or convertible bonds (except for the issuance of convertible bonds authorised by the board of directors, as described below), (e) election of members of the board of directors and the Chairman, (f) the appointment of auditors and liquidators, (g) the distribution of annual profits, (h) the approval of the annual financial statements, (i) transformation of the company into a different corporate form and (j) the release of the board of directors and auditors from liability upon acceptance of the financial statements.

The ordinary general assembly is in principle convened by the board of directors and is held regularly within six months of the end of each financial year. The board of directors may convene an extraordinary general assembly when and as it deems necessary. According to our articles of incorporation and Greek company law, chartered auditors are also entitled to request the Chairman to convene an extraordinary general assembly within ten days of the notification of such request.

A Simple Quorum for our general assembly is met whenever shareholders holding at least 50% of the paid-up share capital are present or represented at the assembly. If a Simple Quorum is not achieved, the general assembly convenes again within 20 days from the date of the previous assembly. At such adjourned assembly, the general assembly is in quorum and decides lawfully on all items of the initial agenda whenever shareholders holding 20% of the paid-up share capital are present or represented at the assembly. In case such quorum is not obtained, the general assembly convenes again within 30 days from the date of the previous assembly. At this subsequent assembly, the general assembly is in quorum and may decide on all items of the initial agenda irrespective of the number of shareholders present.

Certain extraordinary resolutions by the general assembly require, however, an Increased Quorum of two-thirds of the paid-up share capital present either in person or by proxy. These extraordinary resolutions include: (a) a change in our objects, (b) an increase in the obligations of shareholders, (c) an increase in our share capital if such increase is not made pursuant to a decision of our board of directors in accordance with our articles of incorporation, or enforced by law, or made after a capitalisation of reserves, (d) a reduction of our share capital, (e) the limitation or waiver of the pre-emptive rights of our shareholders where an increase in our share capital is not effected through a contribution in kind or the issuance of convertible bonds, (f) the merger, de-merger, conversion, extension of duration or dissolution of our company, (g) the issuance of a loan by bonds convertible into shares if this issuance is not made pursuant to a decision of our board of directors in accordance with our articles of incorporation, (h) the granting or renewal of the power of the board of directors to increase our share capital, (i) any amendment to provisions of our articles of incorporation governing the definition and use of increased quorum and majority, (j) the alteration of our way of disposing of profits and (k) change of our nationality.

In the event that an Increased Quorum is not achieved, the general assembly is adjourned and the required quorum at the adjourned general assembly is met when shareholders representing at least 50% of the paid-up share capital are present. Furthermore, where this 50% is not achieved, the adjourned general assembly will be quorate when shareholders representing at least one-third of the paid-up share capital are present or represented by proxy.

In general, resolutions at a general assembly are passed by a simple majority of the votes present or represented by proxy ("Simple Majority"). However, when an Increased Quorum is required, resolutions at a general assembly are passed by a majority of two-thirds of the paid-up share capital present or represented by proxy ("Increased Majority"). The same rule applies in case of any adjourned general assembly requiring an Increased Quorum.

Issue of Ordinary Shares and Pre-Emptive Rights

Our share capital may be increased pursuant to a decision adopted by a general assembly of shareholders. This decision of a general assembly requires a quorum of two-thirds of the paid-up share capital. If such quorum is not achieved, a second general assembly will be held that will require a quorum of 50% of the paid-up share capital and if such quorum is not achieved again, the quorum requirement for the third general assembly decreases to one-third of the paid-up share capital. This decision of a general assembly must be adopted by a majority of two-thirds of the votes present or represented thereat. In all cases where our reserves exceed 25% of the paid-up share capital, a decision of a general assembly with Increased Quorum and Increased Majority is required to increase our share capital.

For a period of five years after incorporation as a *société anonyme*, our share capital may be increased, pursuant to a decision taken by a two-thirds majority of the board of directors, (a) by an amount not exceeding the initial paid-up share capital (GRD 220 billion (€ 645.6 million)) or (b) by taking out a loan or issuing bonds convertible into shares up to an amount not exceeding half of the paid-up share capital. The general assembly of shareholders may increase our share capital by the issue of new shares up to an amount no greater than five times the initial paid-up shares capital (GRD 220 billion (€ 645.6 million)) pursuant to a decision taken by a Simple Quorum and Simple Majority of the shareholders at a general assembly. Authorisations may be renewed by a resolution of the shareholders in a general assembly for a period of time not exceeding five years in each case. Thereafter, under our articles of incorporation and Greek company law, the board of directors may increase our share capital by issuing new shares or by taking out a loan or issuing bonds convertible into shares for the first period of five years after incorporation and, after the end of such period, pursuant to a grant of authority under a decision of a general assembly which requires a quorum of two-thirds of the paid-up share capital and a majority of two-thirds of the votes present or represented at the general assembly. The share capital increase may not exceed one-half of the amount of the paid-up share capital at the date when this authority was granted to the board of directors. The decision of the board of directors must be approved by a two-thirds majority of the board of directors. The board of directors' authority is granted for a five-year period and may be renewed by a general assembly for a further five-year period. If our reserves exceed one quarter of the paid-up share capital, a decision by our general assembly of shareholders taken by an Increased Quorum and Increased Majority is always required for an increase of our share capital.

An increase of our share capital approved under the preceding paragraph will not require an amendment to the articles of incorporation. Any other increase of our share capital must be effected by amending the articles of incorporation. All share capital increases which are not effected through contributions in kind, or by issuing bonds convertible into shares, shall be offered on a pre-emptive basis to the existing shareholders according to their shareholding participation in our company, unless the pre-emptive rights of the shareholders have been limited or waived by a decision of a general assembly. This decision of a general assembly requires a quorum of two-thirds of the paid-up share capital. If such quorum is not achieved, the quorum requirement decreases to 50%, and then to one-third of the paid-up share capital. The required majority for a decision of a general assembly is an Increased Majority. If and to the extent the existing shareholders do not exercise their pre-emptive rights within the prescribed period (which must be at least one month), the board of directors can dispose of the surplus shares.

Rights of Minority Shareholders

Our articles of incorporation and Greek company law provide that upon request by shareholders representing 5% of our paid-up share capital, (a) the board of directors is obliged to convene an extraordinary general assembly of shareholders within 30 days of the request, (b) the chairman of the general assembly is obliged to allow one postponement of the adoption of resolutions

by general assembly provided an adjourned meeting is convened within 30 days to reconsider the resolutions, (c) the resolution of any matter included on the agenda for the general assembly is adopted by a roll call, (d) the board of directors must disclose to the general assembly any amounts we paid to the directors, our senior management or to our employees during the course of the last two years and any agreements concluded between our company and such persons and (e) the board of directors must provide information concerning the affairs of our company useful for the evaluation of the items on the agenda, although the board of directors can refuse such a request based on reasonable grounds, which must be recorded in the minutes in accordance with our articles of incorporation and Greek company law.

Shareholders representing 5% of our paid-up share capital have the right to request a competent court to order an investigation of our company if it is believed that actions taken by the board of directors violated applicable law or our articles of incorporation.

Shareholders representing one-third of our paid-up share capital have the right to request a competent court to review our operations, when it is believed that we are not properly managed. Shareholders representing one-third of the paid-up share capital have the right to request the board of directors, even if they are represented on the board of directors, to provide them with information on the conduct of our business. The board of directors is obliged to provide such information, although it can refuse such a request on reasonable grounds, which must be recorded in the minutes in accordance with law and our articles of incorporation.

Rights on Liquidation

A liquidation procedure involves the dissolution of our company either (a) after expiration of the initial duration period of our company, or (b) following a relevant decision of the general assembly taken by a quorum of shareholders representing two-thirds of our paid-up share capital being present or represented at the general assembly and two-thirds voting majority of the shareholders present or represented in such general assembly. During liquidation, a general assembly has the authority to designate at least two liquidators who have all the rights ordinarily held by the board of directors. One of the liquidators represents the minority shareholders. The board of directors ceases to exist upon the appointment of the liquidators.

Upon the passing of the resolution on liquidation, the liquidator(s) shall draw-up an inventory of all our assets, complete pending transactions and sell our assets to the extent necessary to discharge our liabilities (excluding all amounts owed to the shareholders). Following the discharge of all our liabilities, the board of directors or the liquidator(s), as the case may be, shall reimburse the shareholders in full satisfaction of all amounts due to each of them in respect of their initial or further capital contributions and shall distribute to the shareholders pro rata the remaining Company assets.

During the liquidation procedure, the general assembly is entitled to all rights under our articles of incorporation and Greek company law.

TERMS AND CONDITIONS OF THE GLOBAL DEPOSITARY RECEIPTS

The following terms and conditions (subject to completion and amendment and excepting sentences in italics) will apply to the GDRs, and will be endorsed on each GDR certificate:

The Global Depositary Receipts ("GDRs") represented by this certificate are each issued in respect of one share of par value GRD 1,000 (€ 2.9) each (the "Shares") in Public Power Corporation S.A. (the "Company") pursuant to and subject to an agreement dated • December, 2001 , and made between the Company and The Bank of New York in its capacity as depositary (the "Depositary") for the "Regulation S Facility" and for the "Rule 144A Facility" (such agreement, as amended from time to time, being hereinafter referred to as the "Deposit Agreement"). Pursuant to the provisions of the Deposit Agreement, the Depositary has appointed National Bank of Greece as Custodian (the "Custodian") to receive and hold on its behalf any relevant documentation respecting certain Shares (the "Deposited Shares") and all rights, interests and other securities, property and cash deposited with the Custodian which are attributable to the Deposited Shares (together with the Deposited Shares, the "Deposited Property"). The Depositary shall hold Deposited Property for the benefit of the Holders (as defined below) as bare trustee in proportion to their holdings of GDRs. In these terms and conditions (the "Conditions"), references to the "Depositary" are to The Bank of New York and/or any other depositary which may from time to time be appointed under the Deposit Agreement, references to the "Custodian" are to National Bank of Greece or any other custodian from time to time appointed under the Deposit Agreement and references to the "Main Office" mean, in relation to the relevant Custodian, its head office in the city of Athens or such other location of the head office of the Custodian in Greece as may be designated by the Custodian with the approval of the Depositary (if outside the city of Athens) or the head office of any other custodian from time to time appointed under the Deposit Agreement.

The GDRs will upon issue be represented by interests in a GDR which represents Regulation S GDRs issued pursuant to the Deposit Agreement ("Regulation S Master GDR"), evidencing the GDRs offered and sold outside of the United States and Greece in offshore transactions in reliance on Regulation S under the Securities Act ("Regulation S GDRs"), and by interests in a GDR which represents Rule 144A GDRs issued pursuant to the Deposit Agreement ("Rule 144A Master GDR"), evidencing the GDRs offered and sold in the United States in accordance with Rule 144A under the Securities Act ("Rule 144A GDRs"). The GDRs are exchangeable in the circumstances set out in "Summary of Provisions Relating to the GDRs while in Master Form" for a certificate in definitive registered form in respect of GDRs representing all or part of the interest of the holder in the Master GDR.

References in these Conditions to the "Holder" of any GDR shall mean the person or persons registered on the books of the Depositary maintained for such purpose (the "Register") as holder. These Conditions include summaries of, and are subject to, the detailed provisions of the Deposit Agreement, which includes the forms of the certificates in respect of the GDRs. Copies of the Deposit Agreement are available for inspection at the specified office of the Depositary and each Agent (as defined in Condition 17) and at the Main Office of the Custodian. Terms used in these Conditions and not defined herein but which are defined in the Deposit Agreement have the meanings ascribed to them in the Deposit Agreement. **Holders of GDRs are not party to the Deposit Agreement and thus, under English law, have no contractual rights against, or obligations to, the Company or Depositary. However, the Deed Poll executed by the Company in favour of the Holders provides that, if the Company fails to perform the obligations imposed on it by certain specified provisions of the Deposit Agreement, any Holder may enforce the relevant provisions of the Deposit Agreement as if it were a party to the Deposit Agreement and was the "Depositary" in respect of that number of Deposited Shares to which the GDRs of which he is the Holder relate. The Depositary is under no duty to enforce any of the provisions of the Deposit Agreement on behalf of any Holder of a GDR or any other person.**

1. Withdrawal of Deposited Property and Further Issues of GDRs

1.1 Any Holder may request withdrawal of, and the Depositary shall thereupon relinquish, the Deposited Property attributable to any GDR upon production of such evidence of the entitlement of the Holder to the relative GDR as the Depositary may reasonably require, at the specified office of the Depositary or any Agent accompanied by:

(i) a duly executed order (in a form approved by the Depositary) requesting the Depositary to cause the Deposited Property being withdrawn to be delivered at the Main Office of the

Custodian, or (at the request, risk and expense of the Holder, and only if permitted by applicable law from time to time) at the specified office located in New York, London or Athens of the Depositary or any Agent, or to the order in writing of, the person or persons designated in such order;

(ii) the payment of such fees, taxes, duties, charges and expenses as may be required under these Conditions or the Deposit Agreement;

(iii) the surrender (if appropriate) of GDR certificates in definitive registered form properly endorsed in blank or accompanied by proper instruments of transfer satisfactory to the Depository to which the Deposited Property being withdrawn is attributable; and

(iv) the delivery to the Depositary of a duly executed and completed certificate substantially in the form set out either (a) in Schedule 3, Part B, to the Deposit Agreement, if Deposited Property is to be withdrawn or delivered during the Distribution Compliance Period (such term being defined as the 40 day period beginning on the latest of the commencement of the Offering and the original issue date of the GDRs) in respect of surrendered Regulation S GDRs, or (b) in Schedule 4, Part B, to the Deposit Agreement, if Deposited Property is to be withdrawn or delivered in respect of surrendered Rule 144A GDRs.

1.2 Upon production of such documentation and the making of such payment as aforesaid for withdrawal of the Deposited Property in accordance with Condition 1.1, the Depositary will direct the Custodian, by tested telex, facsimile or SWIFT message, within a reasonable time after receiving such direction from such Holder, to deliver at its Main Office to, or to the order in writing of, the person or persons designated in the accompanying order:

(i) a certificate (if any) for, or other appropriate instrument of title (if any) to or evidence of a book-entry transfer in respect of the relevant Deposited Shares, registered in the name of the Depositary or its nominee and accompanied by such instruments of transfer in blank or to the person or persons specified in the order for withdrawal and such other documents, if any, as are required by law for the transfer thereof; and

(ii) all other property forming part of the Deposited Property attributable to such GDR, accompanied, if required by law, by one or more duly executed endorsements or instruments of transfer in respect thereof; provided however that the Depositary may make delivery at its specified office in New York of any Deposited Property which is in the form of cash;

PROVIDED THAT the Depositary (at the request, risk and expense of any Holder so surrendering a GDR):

(a) will direct the Custodian to deliver the certificates for, or other instruments of title to, or book-entry transfer in respect of, the relevant Deposited Shares and any document relative thereto and any other documents referred to in sub-paragraphs 1.2(i) and (ii) of this Condition (together with any other property forming part of the Deposited Property which may be held by the Custodian or its agent and is attributable to such Deposited Shares); and/or

(b) will deliver any other property forming part of the Deposited Property which may be held by the Depositary and is attributable to such GDR (accompanied, if required by law, by one or more duly executed endorsements or instruments of transfer in respect thereof);

in each case to the specified office located in New York or London of the Depositary (if permitted by applicable law from time to time) or at the specified office in Greece of any Agent as designated by the surrendering Holder in the order accompanying such GDR.

1.3 Delivery by the Depositary, any Agent and the Custodian of all certificates, instruments, dividends or other property forming part of the Deposited Property as specified in this Condition will be made subject to any laws or regulations applicable thereto.

1.4 The Depositary may, in accordance with the terms of the Deposit Agreement and upon delivery of a duly executed order (in a form reasonably approved by the Depositary) and a duly executed

certificate substantially in the form of (a) Schedule 3, Part A of the Deposit Agreement *(which is described in the following paragraph)* by or on behalf of any investor who is to become the beneficial owner of the Regulation S GDRs or (b) Schedule 4, Part A of the Deposit Agreement *(which is described in the second following paragraph)* by or on behalf of any investor who is to become the beneficial owner of Rule 144A GDRs from time to time execute and deliver further GDRs having the same terms and conditions as the GDRs which are then outstanding in all respects (or the same in all respects except for the first dividend payment on the Shares corresponding to such further GDRs) and, subject to the terms of the Deposit Agreement, the Depositary shall accept for deposit any further Shares in connection therewith, so that such further GDRs shall form a single series with the already outstanding GDRs. In the case of any additional deposit of Shares hereunder, the relevant certifications shall be accompanied by, inter alia, a Currency Election (specifying the appropriate ISIN or CUSIP number associated with the relevant Attachment or as otherwise required by the Depositary) if an Attachment has been prepared by the Depositary and is outstanding. In the event that a Currency Election is not delivered to the Depositary where so required, the person depositing the Shares (or the Company as the case may be) shall be deemed to have delivered a Currency Election requesting that payments of dividends and other cash distributions with respect to the relevant Regulation S GDRs be made in US dollars. References in these Conditions to the GDRs include (unless the context requires otherwise) any further GDRs issued pursuant to this Condition and forming a single series with the already outstanding GDRs.

The certificate to be provided in the form of Schedule 3, Part A, of the Deposit Agreement certifies, among other things, that the person providing such certificate is not a US person (as defined in Regulation S under the US Securities Act of 1933, as amended (the "Securities Act")), is located outside the United States and will comply with the restrictions on transfer set forth under "Transfer Restrictions and Settlement".

The certificate to be provided in the form of Schedule 4, Part A, of the Deposit Agreement certifies, among other things that the person providing such certificate is a qualified institutional buyer (as defined in Rule 144A under the Securities Act ("QIB")) or is acting for the account of another person and such person is a QIB and, in either case, will comply with the restrictions on transfer set forth under "Transfer Restrictions and Settlement".

1.5 Any further GDRs issued pursuant to Condition 1.4 which correspond to Shares which have different dividend rights from the Shares corresponding to the outstanding GDRs will correspond to a separate temporary global Regulation S GDR and/or Rule 144A GDR. Upon becoming fungible with outstanding GDRs, such further GDRs shall be evidenced by a Master Regulation S GDR and a Master Rule 144A GDR (by increasing the total number of GDRs evidenced by the relevant Master Regulation S GDR and the Master Rule 144A GDR by the number of such further GDRs, as applicable).

1.6 The Depositary may issue GDRs against rights to receive Shares from the Company (or any agent of the Company recording Share ownership). No such issue of GDRs will be deemed a "Pre-Release" as defined in Condition 1.7.

1.7 Unless requested in writing by the Company to cease doing so, and notwithstanding the provisions of Condition 1.4, the Depositary may execute and deliver GDRs or issue interests in a Master Regulation S GDR or a Master Rule 144A GDR, as the case may be, prior to the receipt of Shares (a "Pre-Release"). The Depositary may, pursuant to Condition 1.1, deliver Shares upon the receipt and cancellation of GDRs, which have been Pre-Released, whether or not such cancellation is prior to the termination of such Pre-Release or the Depositary knows that such GDR has been Pre-Released. The Depositary may receive GDRs in lieu of Shares in satisfaction of a Pre-Release. Each Pre-Release will be (a) preceded or accompanied by a written representation from the person to whom GDRs or Deposited Property are to be delivered (the "Pre-Releasee") that such person, or its customer, (i) owns or represents the owner of the corresponding Deposited Property or GDRs to be remitted (as the case may be), (ii) assigns all beneficial right, title and interest in such Deposited Property or GDRs (as the case may be) to the Depositary in its capacity as such and for the benefit of the Holders and (iii) will not take any action with respect to such GDRs or Deposited Property (as the case may be) that is inconsistent with the transfer of

beneficial ownership (including without the consent of the Depositary, disposing of such Deposited Property or GDRs, as the case may be), other than in satisfaction of such Pre-Release, (b) at all times fully collateralised with cash or such other collateral as the Depository determines in good faith will provide substantially similar liquidity and security, (c) terminable by the Depositary on not more than five (5) business days' notice, and (d) subject to such further indemnities and credit regulations as the Depositary deems appropriate. The number of GDRs which are outstanding at any time as a result of Pre-Release will not normally represent more than 30% of the total number of GDRs then outstanding; provided, however, that the Depositary reserves the right to change or disregard such limit from time to time as it deems reasonably appropriate and may, with the prior written consent of the Company, change such limits for the purpose of general application. The Depositary will also set euro limits with respect to such transactions hereunder with any particular Pre-Releasee hereunder on a case by case basis as the Depositary deems appropriate. The collateral referred to in sub-paragraph (b) above shall be held by the Depositary as security for the performance of the Pre-Releasee's obligations in connection herewith, including the Pre-Releasee's obligation to deliver Shares and/or other securities or GDRs upon termination of a transaction anticipated hereunder (and shall not, for the avoidance of doubt, constitute Deposited Property hereunder).

The Depositary may retain for its own account any compensation received by it in connection with the foregoing including, without limitation, earnings on the collateral.

The person to whom a Pre-Release of Rule 144A GDRs or Rule 144A Shares is to be made pursuant to this Condition 1.7 shall be required to deliver to the Depositary a duly executed and completed certificate substantially in the form set out in Schedule 4 Part A of the Deposit Agreement. The person to whom any Pre-Release of Regulation S GDRs or Regulation S Shares is to be made pursuant to this paragraph shall be required to deliver to the Depositary a duly executed and completed certificate substantially in the form set out in Schedule 3 Part A of the Deposit Agreement.

2. Suspension of Issue of GDRs and of Withdrawal of Deposited Property

The Depositary shall be entitled, at its reasonable discretion, at such times as it shall determine, to suspend the issue or transfer of GDRs (and the deposit of Shares) generally or in respect of particular Shares. In particular, to the extent that it is in its opinion practicable for it to do so, the Depositary will refuse to execute and deliver GDRs or to register transfers of GDRs if it has been notified by the Company in writing that the Deposited Shares or GDRs or any depositary receipts corresponding to Shares are listed on a U.S. Securities Exchange or quoted on a U.S. automated inter dealer quotation system unless accompanied by evidence satisfactory to the Depositary that any such Shares are eligible for resale pursuant to Rule 144A. Further, the Depositary may suspend the withdrawal of Deposited Property during any period when the Register, or the register of shareholders of the Company is closed or, generally or in one or more localities, if deemed necessary or desirable or advisable by the Depositary in good faith at any time or from time to time, in order to comply with any applicable law or governmental or stock exchange regulations or any provision of the Deposit Agreement or for any other reason. The Depositary shall (unless otherwise notified by the Company) restrict the withdrawal of Deposited Shares where the Company notifies the Depositary in writing that such withdrawal would result in ownership of Shares exceeding any limit under any applicable law, government resolution or the Company's constitutive documents or would otherwise violate any applicable laws.

3. Transfer and Ownership

The GDRs are in registered form, each corresponding to one Share. Title to the GDRs passes by registration in the Register and accordingly, transfer of title to a GDR is effective only upon such registration. The Depositary will refuse to accept for transfer any GDRs if it reasonably believes that such transfer would result in violation of any applicable laws. The Holder of any GDR will (except as otherwise required by law) be treated by the Depositary and the Company as its beneficial owner for all purposes (whether or not any payment or other distribution in respect of such GDR is overdue and

regardless of any notice of ownership, trust or any interest in it or any writing on, or theft or loss of any certificate issued in respect of it) and no person will be liable for so treating the Holder.

Interests in Rule 144A GDRs corresponding to the Master Rule 144A GDR may be transferred to a person whose interest in such Rule 144A GDRs is subsequently represented by the Master Regulation S GDR only upon receipt by the Depositary of written certifications (in the forms provided in the Deposit Agreement) from the transferor and the transferee to the effect that such transfer is being made in accordance with Rule 903 or Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the "Securities Act").

Prior to expiration of the Distribution Compliance Period, no owner of Regulation S GDRs may transfer Regulation S GDRs or Shares represented thereby except in accordance with Rule 903 or Rule 904 of Regulation S under the Securities Act or to, or for the account of, a qualified institutional buyer as defined in Rule 144A under the Securities Act (each a "QIB") in a transaction meeting the requirements of such Rule 144A. There shall be no transfer of Regulation S GDRs by an owner thereof to a QIB except as aforesaid and unless such owner (i) withdraws Regulation S Shares from the Regulation S Facility in accordance with Clause 3.5 of the Deposit Agreement and (ii) instructs the Depositary to deliver the Shares so withdrawn to the account of the Custodian to be deposited into the Rule 144A Facility for issuance thereunder of Rule 144A GDRs to, or for the account of, such QIB. Issuance of such Rule 144A GDRs shall be subject to the terms and conditions of the Deposit Agreement, including, with respect to the deposit of Shares and the issuance of Rule 144A GDRs, delivery of the duly executed and completed written certificate and agreement required under the Deposit Agreement by or on behalf of each person who will be the beneficial owner of such Rule 144A GDRs certifying that such person is a QIB and agreeing that it will comply with the restrictions on transfer set forth therein and to payment of the fees, charges and taxes provided therein.

4. Cash Distributions

Whenever the Depositary shall receive from the Company any dividend or other cash distribution on or with respect to the Deposited Shares (including any amounts received in the liquidation of the Company) or otherwise in connection with the Deposited Property, the Depositary shall, as soon as practicable, convert the same into euro in accordance with Condition 8. The Depositary shall, if practicable in the opinion of the Depositary, give notice to the Holders of its receipt of such payment in accordance with Condition 23, specifying the amount per Deposited Share payable in respect of such dividend or distribution and the earliest date, determined by the Depositary, for transmission of such payment to Holders and shall as soon as practicable distribute any such amounts to the Holders in proportion to the number of Deposited Shares corresponding to the GDRs so held by them respectively, subject to and in accordance with the provisions of Conditions 9 and 11; PROVIDED THAT:

(a) in the event that the Depositary is aware that any Deposited Shares are not entitled, by reason of the date of issue or transfer or otherwise, to such full proportionate amount, the amount so distributed to the relative Holders shall be adjusted accordingly; and

(b) the Depositary will distribute only such amounts of cash dividends and other distributions as may be distributed without attributing to any GDR a fraction of the lowest integral unit of currency in which the distribution is made by the Depositary, and any balance remaining shall be retained by the Depositary beneficially as an additional fee under Condition 16.1(iv).

5. Distributions of Shares

Whenever the Depositary shall receive from the Company any distribution in respect of Deposited Shares which consists of a dividend or free distribution of Shares, the Depositary shall cause to be distributed to the Holders entitled thereto, in proportion to the number of Deposited Shares corresponding to the GDRs held by them respectively, additional GDRs corresponding to an aggregate number of Shares received pursuant to such distribution. Such additional GDRs shall be distributed by an increase in the number of GDRs corresponding to the Master GDRs or by an issue of certificates in definitive registered form in respect of GDRs, according to the manner in which the Holders hold their GDRs; PROVIDED THAT, if and in so far as the Depositary deems any such distribution to all or

any Holders not to be reasonably practicable (including, without limitation, due to the fractions which would otherwise result or to any requirement that the Company, the Custodian or the Depositary withhold an amount on account of taxes or other governmental charges) or to be unlawful, the Depositary shall (either by public or private sale and otherwise at its discretion, subject to all applicable laws and regulations) sell such Shares so received and distribute the net proceeds of such sale as a cash distribution pursuant to Condition 4 to the Holders entitled thereto.

6. Distributions other than in Cash or Shares

Whenever the Depositary shall receive from the Company any dividend or distribution in securities (other than Shares) or in other property (other than cash) on or in respect of the Deposited Property, the Depositary shall distribute or cause to be distributed such securities or other property to the Holders entitled thereto, in proportion to the number of Deposited Shares corresponding to the GDRs held by them respectively, in any manner that the Depositary may deem equitable and practicable for effecting such distribution; PROVIDED THAT, if and in so far as the Depositary deems any such distribution to all or any Holders not to be reasonably practicable (including, without limitation, due to the fractions which would otherwise result or to any requirement that the Company, the Custodian or the Depositary withhold an amount on account of taxes or other governmental charges) or to be unlawful, the Depositary shall deal with the securities or property so received, or any part thereof, in such way as the Depositary may determine to be equitable and practicable, including, without limitation, by way of sale (either by public or private sale and otherwise at its discretion, subject to all applicable laws and regulations) and shall (in the case of a sale) distribute the resulting net proceeds as a cash distribution pursuant to Condition 4 to the Holders entitled thereto.

7. Rights Issues

If and whenever the Company announces its intention to make any offer or invitation to the holders of Shares to subscribe for or to acquire Shares, securities or other assets by way of rights, the Depositary shall as soon as practicable give notice to the Holders, in accordance with Condition 23, of such offer or invitation, specifying, if applicable, the earliest date established for acceptance thereof, the last date established for acceptance thereof and the manner by which and time during which Holders may request the Depositary to exercise such rights as provided below or, if such be the case, specifying details of how the Depositary proposes to distribute the rights or the proceeds of any sale thereof. The Depositary will deal with such rights in the manner described below:

(a) if and to the extent that the Depositary shall, at its discretion, deem it to be lawful and reasonably practicable, the Depositary shall make arrangements whereby the Holders may, upon payment of the subscription price in Greek drachma or other relevant currency together with such fees, taxes, duties, charges, costs and expenses as may be required under the Deposit Agreement and completion of such undertakings, declarations, certifications and other documents as the Depositary may reasonably require, request the Depositary to exercise such rights on their behalf with respect to the Deposited Shares and to distribute the Shares, securities or other assets so subscribed or acquired to the Holders entitled thereto by an increase in the numbers of GDRs corresponding to the Master GDRs or an issue of certificates in definitive registered form in respect of GDRs, according to the manner in which the Holders hold their GDRs; or

(b) if and to the extent that the Depositary shall at its discretion, deem it to be lawful and reasonably practicable, the Depositary will distribute such rights to the Holders entitled thereto in such manner as the Depositary may at its discretion determine; or

(c) if and to the extent that the Depositary deems any such arrangement and distribution as is referred to in paragraphs (i) and (ii) above to all or any Holders not to be lawful and reasonably practicable (including, without limitation, due to the fractions which would otherwise result or to any requirement that the Company, the Custodian or the Depositary withhold an amount on account of taxes or other governmental charges) or to be unlawful, the Depositary (a) will, PROVIDED THAT Holders have not taken up rights through the Depositary as provided in (i) above, sell such rights (either by public or private sale and otherwise at its discretion subject to all applicable laws and regulations) or (b) may, if such

rights are not transferable, in its discretion, arrange for such rights to be exercised and the resulting Shares or securities sold and, in each case, distribute the net proceeds of such sale as a cash distribution pursuant to Condition 4 to the Holders entitled thereto.

(d) (i) Notwithstanding the foregoing, in the event that the Depositary offers rights pursuant to Condition 7(i) (the "Primary GDR Rights Offering"), if authorised by the Company to do so, the Depositary may, in its discretion, make arrangements whereby in addition to instructions given by a Holder to the Depositary to exercise rights on its behalf pursuant to Condition 7(i), such Holder is permitted to instruct the Depositary to subscribe on its behalf for additional rights which are not attributable to the Deposited Shares represented by such Holder's GDRs ("Additional GDR Rights") if at the date and time specified by the Depositary for the conclusion of the Primary GDR Offering (the "Instruction Date") instructions to exercise rights have not been received by the Depositary from the Holders in respect of all their initial entitlements. Any Holder's instructions to subscribe for such Additional GDR Rights ("Additional GDR Rights Requests") shall specify the maximum number of Additional GDR Rights that such Holder is prepared to accept (the "Maximum Additional Subscription") and must be received by the Depositary by the Instruction Date. If by the Instruction Date any rights offered in the Primary GDR Rights Offering have not been subscribed by the Holders initially entitled thereto ("Unsubscribed Rights"), subject to Condition 7(iv)(c) and receipt of the relevant subscription price in Greek drachma or other relevant currency, together with such fees, taxes, duties, charges, costs and expenses as it may deem necessary, the Depositary shall make arrangements for the allocation and distribution of Additional GDR Rights in accordance with Condition 7(iv)(b).

(ii) Holders submitting Additional GDR Rights Requests shall be bound to accept the Maximum Additional Subscription specified in such Additional GDR Request but the Depositary shall not be bound to arrange for a Holder to receive the Maximum Additional Subscription so specified but may make arrangements whereby the Unsubscribed Rights are allocated *pro rata* on the basis of the extent of the Maximum Additional Subscription specified in each Holder's Additional GDR Rights Request.

(iii) In order to proceed in the manner contemplated in this Condition 7(iv), the Depositary shall be entitled to receive such opinions from Greek counsel and US counsel as in its discretion it deems necessary which opinions shall be in a form and provided by counsel satisfactory to the Depositary and at the expense of the Company and may be requested in addition to any other opinions and/or certifications which the Depositary shall be entitled to receive under the Deposit Agreement and these Conditions. For the avoidance of doubt, save as provided in these Conditions and the Deposit Agreement, the Depositary shall have no liability to the Company or any Holder in respect of its actions or omissions to act under this Condition 7(iv) and, in particular, the Depositary will not be regarded as being negligent, acting in bad faith, or in wilful default if it elects not to make the arrangements referred to in Condition 7(iv)(a).

The Company has agreed in the Deposit Agreement that it will, unless prohibited by applicable law or regulation, give its consent to, and if requested use all reasonable endeavours (subject to the next paragraph) to facilitate, any such distribution, sale or subscription by the Depositary or the Holders, as the case may be, pursuant to Conditions 4, 5, 6, 7 or 10 (including the obtaining of legal opinions from counsel reasonably satisfactory to the Depositary concerning such matters as the Depositary may reasonably specify).

If the Company notifies the Depositary that registration is required in any jurisdiction under any applicable law of the rights, securities or other property to be distributed under Condition 4, 5, 6, 7 or 10 or the securities to which such rights relate in order for the Company to offer such rights or distribute such securities or other property to the Holders or owners of GDRs and to sell the securities corresponding to such rights, the Depositary will not offer such rights or distribute such securities or other property to the Holders or sell such securities unless and until the Company procures the receipt by the Depositary of an opinion from counsel reasonably satisfactory to the Depositary and the Company that a registration statement is in effect or that the offering and sale of such rights or securities to such Holders or owners of GDRs are exempt from registration under the provisions of

such law. Neither the Company nor the Depositary shall be liable to register such rights, securities or other property or the securities to which such rights relate and they shall not be liable for any losses, damages or expenses resulting from any failure to do so.

If at the time of the offering of any rights, at its discretion, the Depositary shall be satisfied that it is not lawful or practicable (for reasons outside its control) to dispose of the rights in any manner provided in paragraphs (i), (ii), (iii) and (iv) above, the Depositary shall permit the rights to lapse. The Depositary will not be responsible for any failure to determine that it may be lawful or feasible to make such rights available to Holders or owners of GDRs in general or to any Holder or owner of a GDR or Holders or owners of GDRs in particular.

8. Conversion of Foreign Currency

Whenever the Depositary shall receive any currency other than euro by way of dividend or other distribution or as the net proceeds from the sale of securities, other property or rights, and if at the time of the receipt thereof the currency so received can in the judgement of the Depositary be converted on a reasonable basis into euro and distributed to the Holders entitled thereto, the Depositary shall as soon as practicable itself convert or cause to be converted by another bank or other financial institution, by sale or in any other manner that it may reasonably determine, the currency so received into euro. If such conversion or distribution can be effected only with the approval or licence of any government or agency thereof, the Depositary shall make reasonable efforts to apply, or procure that an application be made, for such approval or licence, if any, as it may deem desirable. If at any time the Depositary shall determine that in its judgement any currency other than euro is not convertible on a reasonable basis into euro and distributable to the Holders entitled thereto, or if any approval or licence of any government or agency thereof which is required for such conversion is denied or, in the opinion of the Depositary, is not obtainable, or if any such approval or licence is not obtained within a reasonable period as determined by the Depositary, the Depositary may distribute such other currency received by it (or an appropriate document evidencing the right to receive such other currency) to the Holders entitled thereto to the extent permitted under applicable law, or the Depositary may in its discretion hold such other currency for the benefit of the Holders entitled thereto. If any conversion of any such currency can be effected in whole or in part for distribution to some (but not all) Holders entitled thereto, the Depositary may at its discretion make such conversion and distribution in euro to the extent possible to the Holders entitled thereto and may distribute the balance of such other currency received by the Depositary to, or hold such balance for the account of, the Holders entitled thereto, and notify the Holders accordingly.

9. Distribution of any Payments

9.1 Any distribution of cash under Condition 4, 5, 6, 7 or 10 will be made by the Depositary to Holders on the record date established by the Depositary for that purpose (such date to be as close to the record date set by the Company as is reasonably practicable) and, if practicable in the opinion of the Depositary, notice shall be given promptly to Holders in accordance with Condition 23, in each case subject to any laws or regulations applicable thereto and (subject to the provisions of Condition 8) distributions will be made in euro by cheque drawn upon a bank in any city (in any jurisdiction) which the Depositary deems reasonable for the payment or distribution of euro or, in the case of the Master GDRs, according to usual practice between the Depositary and Clearstream, or Euroclear, as the case may be.

9.2 Delivery of any securities or other property or rights other than cash shall be made as soon as practicable to the Holders on the record date established by the Depositary for that purpose (such date to be as close to the record date set by the Company as is reasonably practicable), subject to any laws or regulations applicable thereto. If any distribution made by the Company with respect to the Deposited Property and received by the Depositary shall remain unclaimed at the end of three years from the first date upon which such distribution is made available to Holders in accordance with the Deposit Agreement, all rights of the Holders to such distribution or the proceeds of the sale thereof shall be extinguished and the Depositary shall (except for any distribution upon the liquidation of the Company when the Depositary shall retain the same) return the same to the Company for its own use and benefit subject, in all cases, to the provisions of applicable law or regulation.

10. Capital Reorganisation

Upon any change in the nominal or par value, sub-division, consolidation or other reclassification of Deposited Shares or any other part of the Deposited Property or upon any reduction of capital, or upon any reorganisation, merger or consolidation of the Company or to which it is a party (except where the Company is the continuing corporation), the Depository shall as soon as practicable give notice of such event to the Holders and at its discretion may treat such event as a distribution and comply with the relevant provisions of Conditions 4, 5, 6 and 9 with respect thereto, or may execute and deliver additional GDRs in respect of Shares or may require the exchange of existing GDRs for new GDRs which reflect the effect of such change.

11. Withholding Taxes and Applicable Laws

11.1 Payments to Holders of dividends or other distributions on or in respect of the Deposited Shares will be subject to deduction of Greek and other withholding taxes, if any, at the applicable rates.

11.2 If any governmental or administrative authorisation, consent, registration or permit or any report to any governmental or administrative authority is required under any applicable law in Greece in order for the Depositary to receive from the Company Shares or other securities to be deposited under these Conditions, or in order for Shares, other securities or other property to be distributed under Condition 4, 5, 6 or 10 or to be subscribed under Condition 7 or to offer any rights or sell any securities represented by such rights relevant to any Deposited Shares, the Company will apply for such authorisation, consent, registration or permit or file such report on behalf of the Holders within the time required under such laws. The Depositary will notify the Company of any requirements under Greek law for the Depositary to obtain authorisations, consents, registrations or permits of which the Depositary is aware. In this connection, the Company has undertaken in the Deposit Agreement to the extent reasonably practicable to take such action as may be required in obtaining or filing the same. The Depositary shall not be obliged to distribute GDRs representing such Shares, Shares, other securities or other property deposited under these Conditions or make any offer of any such rights or sell any securities corresponding to any such rights with respect to which such authorisation, consent, registration or permit or such report has not been obtained or filed, as the case may be, and shall have no duties to obtain any such authorisation, consent, registration or permit, or to file any such report.

11.3 The Depositary will use reasonable efforts, to follow the procedures established by the Greek tax authorities to enable eligible owners of GDRs and who are not resident in Greece to benefit from any available reduced withholding tax rate with respect to payments of any dividend or other cash distribution and to recover payment of any Greek taxes.

12. Voting Rights

12.1 Holders will (subject to any applicable provision of Greek law, the Deposited Property or the Articles of the Company) have voting rights with respect to the Deposited Shares. The Company has agreed to notify the Depositary of any resolution to be proposed at a General Meeting of the Company and the Depositary will vote or cause to be voted the Deposited Shares in the manner set out in this Condition 12.

The Company has agreed with the Depositary that it will promptly provide to the Depositary sufficient copies, as the Depositary may reasonably request, of notices of meetings of the shareholders of the Company and the agenda therefor as well as written requests containing voting instructions by which each Holder may give instructions to the Depositary (subject to any applicable provision of Greek law, the Deposited Property or the Articles of the Company) to vote for or against each and any resolution specified in the agenda for the meeting, which the Depositary shall send to any person who is a Holder on the record date established by the Depositary for that purpose (which shall be the same as the corresponding record date set by the Company or as near as practicable thereto) as soon as practicable after receipt of the same by the Depositary in accordance with Condition 23. The Company has also agreed to provide to the Depositary appropriate proxy forms to enable the Depositary to appoint a representative to attend the relevant meeting and vote on behalf of the Depositary.

12.2 In order for each voting instruction to be valid, the voting instructions form must be completed and duly signed by the respective Holder (or in the case of instructions received from the clearing systems should be received by authenticated SWIFT message) in accordance with the written request containing voting instructions and returned to the Depositary by such record date as the Depositary may specify.

12.3 The Depositary will exercise or cause to be exercised the voting rights in respect of the Deposited Shares so that a portion of the Deposited Shares will be voted for and a portion of the Deposited Shares will be voted against any resolution specified in the agenda for the relevant meeting in accordance with the voting instructions it has received.

12.4 If the Depositary is advised in the opinion referred to in Condition 12.7 that it is not permitted by Greek law to exercise the voting rights in respect of the Deposited Shares differently (so that a portion of the Deposited Shares may be voted for a resolution and a portion of the Deposited Shares may be voted against a resolution) the Depositary shall, if the opinion referred to in Condition 12.7 confirms it to be permissible under Greek law, calculate from the voting instructions that it has received from all Holders (x) the aggregate number of votes in favour of a particular resolution and (y) the aggregate number of votes opposed to such resolution and cast or cause to be cast in favour of or opposed to such resolution the number of votes representing the net positive difference between such aggregate number of votes in favour of such resolution and such aggregate number of votes opposed to such resolution.

12.5 The Depositary will only endeavour to vote or cause to be voted the votes attaching to Shares in respect of which voting instructions have been received, except that if no voting instructions are received by the Depositary (either because no voting instructions are returned to the Depositary or because the voting instructions are incomplete, illegible or unclear) from a Holder with respect to any or all of the Deposited Shares represented by such Holder's GDRs on or before the record date specified by the Depository, such Holder shall be deemed to have instructed the Depositary to give a discretionary proxy to a person designated by the Company with respect to such Deposited Shares, and the Depositary shall give a discretionary proxy to a person designated by the Company to vote such Deposited Shares, PROVIDED THAT no such instruction shall be deemed given, and no such discretionary proxy shall be given, with respect to any matter as to which the Company informs the Depositary (and the Company has agreed to provide such information in writing as soon as practicable) that (i) the Company does not wish such proxy to be given, or (ii) such matter materially and adversely affects the rights of holders of Shares.

12.6 If the Depositary is advised in the opinion referred to in Condition 12.7 below that it is not permissible under Greek law or the Depositary determines that it is not reasonably practicable to vote or cause to be voted such Deposited Shares in accordance with Conditions 12.3, 12.4 or 12.5 the Depositary shall not vote or cause to be voted such Deposited Shares.

12.7 Where the Depositary is to vote in respect of each and any resolution in the manner described in Conditions 12.3, 12.4 or 12.5 the Depositary shall notify the Chairman of the Company and appoint a person designated by him as a representative of the Depositary to attend such meeting and vote the Deposited Shares in the manner required by this Condition. The Depositary shall not be required to take any action required by this Condition 12 unless it shall have received an opinion from the Company's legal counsel (such counsel being reasonably acceptable to the Depositary) at the expense of the Company to the effect that such voting arrangement is valid and binding on Holders under Greek law and the statutes of the Company and that the Depositary is permitted to exercise votes in accordance with the provisions of this Condition 12 but that in doing so the Depositary will not be deemed to be exercising voting discretion.

12.8 By continuing to hold GDRs, all Holders shall be deemed to have agreed to the provisions of this Condition as it may be amended from time to time in order to comply with applicable Greek law.

12.9 The Depositary shall not, and the Depositary shall ensure that the Custodian and its nominees do not, vote or attempt to exercise the right to vote that attaches to the Deposited Shares, other than in accordance with instructions given in accordance with this Condition.

13. Documents to be Furnished, Recovery of Taxes, Duties and Other Charges

The Depositary shall not be liable for any taxes, duties, charges, costs or expenses which may become payable in respect of the Deposited Shares or other Deposited Property or the GDRs, whether under any present or future fiscal or other laws or regulations, and such part thereof as is proportionate or referable to a GDR shall be payable by the Holder thereof to the Depositary at any time on request or may be deducted from any amount due or becoming due on such GDR in respect of any dividend or other distribution. In default thereof, the Depositary may for the account of the Holder discharge the same out of the proceeds of sale on any Stock Exchange on which the Shares may from time to time be listed, and subject to all applicable laws and regulations, of any appropriate number of Deposited Shares or other Deposited Property and subsequently pay any surplus to the Holder. Any such request shall be made by giving notice pursuant to Condition 23.

14. Liability

14.1 In acting hereunder the Depositary shall have only those duties, obligations and responsibilities expressly specified in the Deposit Agreement and these Conditions and, other than holding the Deposited Property for the benefit of Holders as bare trustee, does not assume any relationship of trust for or with the Holders or owners of GDRs or any other person.

14.2 Neither the Depositary, the Custodian, the Company, any Agent, nor any of their agents, officers, directors or employees shall incur any liability to any other of them or to any Holder or owner of a GDR or any other person with an interest in any GDRs if, by reason of any provision of any present or future law or regulation of Greece or any other country or of any relevant governmental authority, or by reason of the interpretation or application of any such present or future law or regulation or any change therein, or by reason of any other circumstances beyond their control, or in the case of the Depositary, the Custodian, the Agent or any of their agents, officers, directors or employees, by reason of any provision, present or future, of the constitutive documents of the Company, any of them shall be prevented, delayed or forbidden from doing or performing any act or thing which the terms of the Deposit Agreement or these Conditions provide shall or may be done or performed; nor shall any of them incur any liability to any Holder or owner of GDRs or any other person with an interest in any GDRs by reason of any exercise of, or failure to exercise, any voting rights attached to the Deposited Shares or any of them or any other discretion or power provided for in the Deposit Agreement. Any such party may rely on, and shall be protected in acting upon, any written notice, request, direction or other document believed by it to be genuine and to have been duly signed or presented (including a translation which is made by a translator believed by it to be competent or which appears to be authentic).

14.3 Neither the Depositary nor any Agent shall be liable (except for its own wilful default, negligence or bad faith or that of its agents, officers, directors or employees) to the Company or any Holder or owner of GDRs or any other person, by reason of having accepted as valid or not having rejected any certificate for Shares or GDRs or any signature on any transfer or instruction purporting to be such and subsequently found to be forged or not authentic or for its failure to perform any obligations under the Deposit Agreement or these Conditions.

14.4 The Depositary and its agents may engage or be interested in any financial or other business transactions with the Company or any of its subsidiaries or affiliates, or in relation to the Deposited Property (including without prejudice to the generality of the foregoing, the conversion of any part of the Deposited Property from one currency to another), may at any time hold or be interested in GDRs for its own account, and shall be entitled to charge and be paid all usual fees, commissions and other charges for business transacted and acts done by it as a bank, and not in the capacity of Depositary, in relation to matters arising under the Deposit Agreement (including, without prejudice to the generality of the foregoing, charges on the conversion of any part of the Deposited Property from one currency to another and on any sales of property) without accounting to Holders or any other person for any profit arising therefrom.

14.5 The Depositary shall endeavour to effect any such sale as is referred to or contemplated in Conditions 5, 6, 7, 10, 13 or 21 or any such conversion as is referred to in Condition 8 in

accordance with the Depositary's normal practices and procedures but shall have no liability (in the absence of its own wilful default, negligence or bad faith or that of its agents, officers, directors or employees) with respect to the terms of such sale or conversion or if such sale or conversion shall not be reasonably practicable.

14.6 The Depositary shall not be required or obliged to monitor, supervise or enforce the observance and performance by the Company of its obligations under or in connection with the Deposit Agreement or these Conditions.

14.7 The Depositary shall have no responsibility whatsoever to the Company, any Holders or any owner of GDRs or any other person as regards any deficiency which might arise because the Depositary is subject to any tax in respect of the Deposited Property or any part thereof or any income therefrom or any proceeds thereof.

14.8 In connection with any proposed modification, waiver, authorisation or determination permitted by the terms of the Deposit Agreement, the Depositary shall not, except as otherwise expressly provided in Condition 22, be obliged to have regard to the consequence thereof for the Holders or the owners of GDRs or any other person.

14.9 Notwithstanding anything else contained in the Deposit Agreement or these Conditions, the Depositary may refrain from doing anything which could or might, in its opinion, be contrary to any law of any jurisdiction or any directive or regulation of any agency or state or which would or might otherwise render it liable to any person and the Depositary may do anything which is, in its opinion, necessary to comply with any such law, directive or regulation.

14.10 The Depositary may, in relation to the Deposit Agreement and these Conditions, act or take no action on the advice or opinion of, or any certificate or information obtained from, any lawyer, valuer, accountant, banker, broker, securities company or other expert whether obtained by the Company, the Depositary or otherwise, and shall not be responsible or liable for any loss or liability occasioned by so acting or refraining from acting or relying on information from persons presenting Shares for deposit or GDRs for surrender or requesting transfers thereof.

14.11 Any such advice, opinion, certificate or information (as discussed in Condition 14.10) may be sent or obtained by letter, telex, facsimile transmission, telegram or cable and the Depositary shall not be liable for acting on any advice, opinion, certificate or information purported to be conveyed by any such letter, telex or facsimile transmission although (without the Depositary's knowledge) the same shall contain some error or shall not be authentic.

14.12 The Depositary may call for and shall be at liberty to accept as sufficient evidence of any fact or matter or the expediency of any transaction or thing, a certificate, letter or other communication, whether oral or written, signed or otherwise communicated on behalf of the Company by a director of the Company or by a person duly authorised by a Director of the Company or such other certificate from persons specified in Condition 14.10 which the Depositary considers appropriate and the Depositary shall not be bound in any such case to call for further evidence or be responsible for any loss or liability that may be occasioned by the Depositary acting on such certificate.

14.13 The Depositary shall have no obligation under the Deposit Agreement except to perform its obligations as are specifically set out therein without wilful default, negligence or bad faith.

14.14 The Depositary may delegate by power of attorney or otherwise to any person or persons or fluctuating body of persons, whether being a joint Depositary of the Deposit Agreement or not and not being a person to whom the Company may reasonably object, all or any of the powers, authorities and discretions vested in the Depositary by the Deposit Agreement and such delegation may be made upon such terms and subject to such conditions, including power to sub-delegate and subject to such regulations as the Depositary may in the interests of the Holders think fit, provided that no objection from the Company to any such delegation as

aforesaid may be made to a person whose financial statements are consolidated with those of the Depositary's ultimate holding company. Any delegation by the Depositary shall be on the basis that the Depositary is acting on behalf of the Holders and the Company in making such delegation. The Company shall not in any circumstances and the Depositary shall not (provided that it shall have exercised reasonable care in the selection of such delegate) be bound to supervise the proceedings or be in any way responsible for any loss, liability, cost, claim, action, demand or expense incurred by reason of any misconduct or default on the part of any such delegate or sub-delegate. However, the Depositary shall, if practicable and if so requested by the Company, pursue (at the Company's expense and subject to receipt by the Depositary of such indemnity and security for costs as the Depositary may reasonably require) any legal action it may have against such delegate or sub-delegate arising out of any such loss caused by reason of any such misconduct or default. The Depositary shall, within a reasonable time of any such delegation or any renewal, extension or termination thereof, give notice thereof to the Company. Any delegation under this Condition which includes the power to sub-delegate shall provide that the delegate shall, within a specified time of any sub-delegation or amendment, extension or termination thereof, give notice thereof to the Company and the Depositary.

14.15 The Depositary may, in the performance of its obligations hereunder, instead of acting personally, employ and pay an agent, whether a solicitor or other person, to transact or concur in transacting any business and do or concur in doing all acts required to be done by such party, including the receipt and payment of money.

14.16 The Depositary shall be at liberty to hold or to deposit the Deposit Agreement and any deed or document relating thereto in any part of the world with any banking company or companies (including itself) whose business includes undertaking the safe custody of deeds or documents or with any lawyer or firm of lawyers of good repute, and the Depositary shall not (in the case of deposit with itself, in the absence of its own negligence, wilful default, or bad faith or that of its agents, directors, officers or employees) be responsible for any losses, liability or expenses incurred in connection with any such deposit.

14.17 Notwithstanding anything to the contrary contained in the Deposit Agreement or these Conditions, the Depositary shall not be liable in respect of any loss or damage which arises out of or in connection with its performance or non-performance or the exercise or attempted exercise of, or the failure to exercise any of, its powers or discretions under the Deposit Agreement except to the extent that such loss or damage arises from the wilful default, negligence or bad faith of the Depositary or that of its agents, officers, directors or employees.

14.18 No provision of the Deposit Agreement or these Conditions shall require the Depositary to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties or in the exercise of any of its rights or powers, if it shall have reasonable grounds for believing that repayment of such funds or adequate indemnity and security against such risk of liability is not assured to it.

14.19 For the avoidance of doubt, the Depositary shall be under no obligation to check, monitor or enforce compliance with any ownership restrictions in respect of GDRs or Shares under any applicable Greek law as the same may be amended from time to time. Notwithstanding the generality of Condition 3, the Depositary shall refuse to register any transfer of GDRs or any deposit of Shares against issuance of GDRs if notified by the Company, or the Depositary becomes aware of the fact, that such transfer or issuance would result in a violation of the limitations set forth above.

14.20 No disclaimer of liability under the Securities Act is intended by any provision of the Deposit Agreement.

14.21 Neither the Depositary nor any Agent shall be liable to the Company or any Holder or owner of GDRs or any other person for making any payments of dividends and other cash distributions in any other currency as provided in Condition 8.

15. Issue and Delivery of Replacement GDRs and Exchange of GDRs

Subject to the payment of the relevant fees, taxes, duties, charges, costs and expenses and such terms as to evidence and indemnity as the Depositary may reasonably require, replacement GDRs will be issued by the Depositary and will be delivered in exchange for or replacement of outstanding lost, stolen, mutilated, defaced or destroyed GDRs upon surrender thereof (except in the case of the destruction, loss or theft) at the specified office of the Depositary or (at the request, risk and expense of the Holder) at the specified office of any Agent.

16. Depositary's Fees, Costs and Expenses

16.1 The Depositary shall be entitled to charge the following remuneration and receive the following remuneration and reimbursement (such remuneration and reimbursement being payable on demand) from the Holders in respect of its services under the Deposit Agreement:

(i) for the issue of GDRs (other than upon the issue of GDRs pursuant to the Offering) or the cancellation of GDRs upon the withdrawal of Deposited Property: the euro equivalent of U.S.$5.00 or less per 100 GDRs (or portion thereof) issued or cancelled;

(ii) for issuing GDR certificates in definitive registered form in replacement for mutilated, defaced, lost, stolen or destroyed GDR certificates: a sum per GDR certificate which is determined by the Depositary to be a reasonable charge to reflect the work, costs and expenses involved;

(iii) for issuing GDR certificates in definitive registered form (other than pursuant to (ii) above): the greater of the euro equivalent of US$1.50 per GDR certificate (plus printing costs) or such other sum per GDR certificate which is determined by the Depositary to be a reasonable charge to reflect the work plus costs (including but not limited to printing costs) and expenses involved;

(iv) for receiving and paying any cash dividend or other cash distribution on or in respect of the Deposited Shares: a fee of the euro equivalent of U.S.$0.02 or less per GDR for each such dividend or distribution;

(v) in respect of any issue of rights or distribution of Shares (whether or not evidenced by GDRs) or other securities or other property (other than cash) upon exercise of any rights, any free distribution, stock dividend or other distribution: the euro equivalent of U.S.$5.00 or less per 100 outstanding GDR (or portion thereof) for each such issue of rights, dividend or distribution;

(vi) for transferring interests from and between the Regulation S Master GDR and the Rule 144A Master GDR: a fee of the euro equivalent of U.S.$0.05 or less per GDR;

(vii) a fee of the euro equivalent of U.S.$0.02 or less per GDR for depositary services, which shall accrue on the last day of each calendar year and shall be payable as provided in paragraph (viii) below, *provided however* that no fee will be assessed under this provision if a fee was charged in such calendar year pursuant to paragraph (iv) above; and

(viii) any other charge payable by the Depositary, any of the Depositary's agents, including the Custodian, or the agents of the Depositary's agents, in connection with the servicing of Deposited Shares or other Deposited Property (which charge shall be assessed against Holders as of the date or dates set by the Depositary and shall be payable at the sole discretion of the Depositary by billing such Holders for such charge or deducting such charge form one or more cash dividends or other cash distributions,

together with all expenses (including currency conversion expenses), transfer and registration fees, taxes, duties and charges payable by the Depositary, any Agent or the Custodian, or any of their agents, in connection with any of the above.

16.3 The Depositary is entitled to receive from the Company the fees, taxes, duties, charges costs and expenses (and the Company is entitled to be reimbursed for certain expenses) as specified in a separate agreement with the Depositary.

17. Agents

17.1 The Depositary shall be entitled to appoint one or more agents (the "Agents") for the purpose, *inter alia*, of making distributions to the Holders.

17.2 Notice of appointment or removal of any Agent or of any change in the specified office of the Depositary or any Agent will be duly given by the Depositary to the Holders.

18. Listing

The Company has undertaken in the Deposit Agreement to use its best endeavours to maintain, so long as any GDR is outstanding, a listing for the GDRs on the London Stock Exchange Limited (the "London Stock Exchange"). For the purposes of these Conditions, the GDRs will be considered to be listed on the London Stock Exchange so long as they are admitted to the official list (the "Official List") of the Financial Services Authority in its capacity as the competent authority under the Financial Services Act 1986 (the "UK Listing Authority") and admitted to trading on the London Stock Exchange's market for listed securities.

For that purpose the Company will pay all fees and sign and deliver all undertakings required by the UK Listing Authority and the London Stock Exchange in connection with such listings. In the event that the listing on the London Stock Exchange is not maintained, the Company has undertaken in the Deposit Agreement to use its best endeavors with the reasonable assistance of the Depositary (provided at the Company's expense) to obtain and maintain a listing of the GDRs on any other internationally recognised stock exchange in Europe.

19. The Custodian

The Depositary has agreed with the Custodian that the Custodian will receive and hold (or appoint agents approved by the Depositary to receive and hold) all Deposited Property for the account and to the order of the Depositary in accordance with the applicable terms of the Deposit Agreement which include a requirement to segregate the Deposited Property from the other property of, or held by, the Custodian PROVIDED THAT the Custodian shall not be obliged to segregate cash comprised in the Deposited Property from cash otherwise held by the Custodian. The Custodian shall be responsible solely to the Depositary PROVIDED THAT, if and so long as the Depositary and the Custodian are the same legal entity, references to them separately in these Conditions and the Deposit Agreement are for convenience only and that legal entity shall be responsible for discharging both functions directly to the Holders and the Company. The Custodian may resign or be removed by the Depositary by giving 90 days' prior notice, except that if a replacement Custodian is appointed which is a branch or affiliate of the Depositary, the Custodian's resignation or discharge may take effect immediately on the appointment of such replacement Custodian. Upon the removal of or receiving notice of the resignation of the Custodian, the Depositary shall promptly appoint a successor Custodian (approved (i) by the Company, such approval not to be unreasonably withheld or delayed, and (ii) by the relevant authority in Greece, if any), which shall, upon acceptance of such appointment, and the expiry of any applicable notice period, become the Custodian. Whenever the Depositary in its discretion determines that it is in the best interests of the Holders to do so, it may, after prior consultation with the Company, terminate the appointment of the Custodian and, in the event of any such termination, the Depositary shall promptly appoint a successor Custodian (approved (i) by the Company, such approval not to be unreasonably withheld or delayed, and (ii) by the relevant authority in Greece, if any), which shall, upon acceptance of such appointment, become the Custodian under the Deposit Agreement on the effective date of such termination. The Depositary shall notify Holders of such change immediately upon such change taking effect in accordance with Condition 23. Notwithstanding the foregoing, the Depositary may temporarily deposit the Deposited Property in a manner or a place other than as therein specified; PROVIDED THAT, in the case of such temporary deposit in another place, the Company shall have consented to such deposit, and such consent of the Company shall have been delivered to the Custodian. In case of transportation of the Deposited Property under this Condition, the Depositary shall obtain appropriate insurance at the

expense of the Company if and to the extent that the obtaining of such insurance is reasonably practicable and the premiums payable are of a reasonable amount.

20. Resignation and Termination of Appointment of the Depositary

20.1 The Company may terminate the appointment of the Depositary under the Deposit Agreement by giving at least 120 days' prior notice in writing to the Depositary and the Custodian, and the Depositary may resign as Depositary by giving at least 120 days' prior notice in writing to the Company and the Custodian. Within 30 days after the giving of either such notice, notice thereof shall be duly given by the Depositary to the Holders and to the UK Listing Authority.

The termination of the appointment or the resignation of the Depositary shall take effect on the date specified in such notice; PROVIDED THAT no such termination of appointment or resignation shall take effect until the appointment by the Company of a successor depositary under the Deposit Agreement and the acceptance of such appointment to act in accordance with the terms thereof and of these Conditions, by the successor depositary. The Company has undertaken in the Deposit Agreement to use its best endeavours to procure the appointment of a successor depositary with effect from the date of termination specified in such notice as soon as reasonably possible following notice of such termination or resignation. Upon any such appointment and acceptance, notice thereof shall be duly given by the Depositary to the Holders in accordance with Condition 23 and to the UK Listing Authority.

20.2 Upon the termination of appointment or resignation of the Depositary and against payment of all fees and expenses due to the Depositary from the Company under the Deposit Agreement, the Depositary shall deliver to its successor as depositary sufficient information and records to enable such successor efficiently to perform its obligations under the Deposit Agreement and shall deliver and pay to such successor depositary all property and cash held by it under the Deposit Agreement. The Deposit Agreement provides that, upon the date when such termination of appointment or resignation takes effect, the Custodian shall be deemed to be the Custodian thereunder for such successor depositary, and the Depositary shall thereafter have no obligation under the Deposit Agreement or the Conditions (other than liabilities accrued prior to the date of termination of appointment or resignation or any liabilities stipulated in relevant laws or regulations).

20.3 In the event of any merger, take-over, consolidation or other reorganisation of The Bank of New York such that The Bank of New York ceases to exist and is replaced by a successor entity, such successor entity will be deemed at the date of such succession to have entered into an agreement with the Company in substantially the same terms as the Deposit Agreement and on the basis that the Company and such successor entity agree that the successor entity succeeds to all outstanding rights and obligations of the Depositary under the Deposit Agreement.

21. Termination of Deposit Agreement

21.1 Either the Company or the Depositary but, in the case of the Depositary, only if the Company has failed to appoint a replacement Depositary within 90 days of the date on which the Depositary has given notice pursuant to Condition 20 that it wishes to resign, may terminate the Deposit Agreement by giving 90 days' prior notice to the other and to the Custodian. Within 30 days after the giving of such notice, notice of such termination shall be duly given by the Depositary to Holders of all GDRs then outstanding in accordance with Condition 23.

21.2 During the period beginning on the date of the giving of such notice by the Depositary to the Holders and ending on the date on which such termination takes effect, each Holder shall be entitled to obtain delivery of the Deposited Property corresponding to each GDR held by it, subject to the provisions of Condition 1.1 and upon compliance with Condition 1, free of the charge specified in Condition 16.1(i) for such delivery and surrender, but together with all amounts which the Depositary is obliged to pay to the Custodian upon payment by the Holder of any sums payable by the Depositary and/or any other expenses incurred by the Depositary in connection with such delivery and surrender, and otherwise in accordance with the Deposit Agreement.

21.3 If any GDRs remain outstanding after the date of termination, the Depositary shall as soon as reasonably practicable sell the Deposited Property then held by it under the Deposit Agreement and shall not register transfers, shall not pass on dividends or distributions or take any other action, except that it will deliver the net proceeds of any such sale, together with any other cash then held by it under the Deposit Agreement, *pro rata* to Holders of GDRs which have not previously been so surrendered by reference to that proportion of the Deposited Property which is represented by the GDRs of which they are the Holders. After making such sale, the Depositary shall be discharged from all obligations under the Deposit Agreement and these Conditions, except its obligation to account to Holders for such net proceeds of sale and other cash comprising the Deposited Property without interest.

22. Amendment of Deposit Agreement and Conditions

All and any of the provisions of the Deposit Agreement and these Conditions (other than this Condition 22) may at any time and from time to time be amended by agreement between the Company and the Depositary in any respect which they may deem necessary or desirable. Notice of any amendment of these Conditions (except to correct a manifest error) shall be duly given to the Holders by the Depositary, and any amendment (except as aforesaid) which shall increase or impose fees payable by Holders or which shall otherwise, in the opinion of the Depositary, be materially prejudicial to the interests of the Holders (as a class) shall not become effective so as to impose any obligation on the Holders until the expiration of three months after such notice shall have been given. During such period of three months, each Holder shall be entitled to obtain, subject to and upon compliance with Condition 1, delivery of the Deposited Property relative to each GDR held by it upon surrender thereof, free of the charge specified in Condition 16.1(i) for such delivery and surrender but otherwise in accordance with the Deposit Agreement and these Conditions. Each Holder at the time when such amendment so becomes effective shall be deemed, by continuing to hold a GDR, to approve such amendment and to be bound by the terms thereof in so far as they affect the rights of the Holders. In no event shall any amendment impair the right of any Holder to receive, subject to and upon compliance with Condition 1, the Deposited Property attributable to the relevant GDR.

For the purposes of this Condition 22, an amendment shall not be regarded as being materially prejudicial to the interests of Holders if its principal effect is to permit the creation of GDRs in respect of additional Shares to be held by the Depositary which are or will become fully consolidated as a single series with the other Deposited Shares PROVIDED THAT temporary GDRs will represent such Shares until they are so consolidated.

23. Notices

23.1 Any and all notices to be given to any Holder shall be duly given if personally delivered, or sent by mail (if domestic, first class, if overseas, first class airmail) or air courier, or by telex or facsimile transmission confirmed by letter sent by mail or air courier, addressed to such Holder at the address of such Holder as it appears on the transfer books for GDRs of the Depositary, or, if such Holder shall have filed with the Depositary a written request that notices intended for such Holder be mailed to some other address, at the address specified in such request.

23.2 Delivery of a notice sent by mail or air courier shall be effective three days (in the case of domestic mail or air courier) or seven days (in the case of overseas mail) after despatch, and any notice sent by telex transmission, as provided in this Condition, shall be effective when the sender receives the answerback from the addressee at the end of the telex and any notice sent by facsimile transmission, as provided in this Condition, shall be effective when the intended recipient has confirmed by telephone to the transmitter thereof that the recipient has received such facsimile in complete and legible form. The Depositary or the Company may, however, act upon any telex or facsimile transmission received by it from the other or from any Holder, notwithstanding that such telex or facsimile transmission shall not subsequently be confirmed as aforesaid.

23.3 So long as GDRs are listed on the Official List of the UK Listing Authority and admitted to trading on the London Stock Exchange's market for listed securities and the rules of the UK Listing Authority or the London Stock Exchange so require, all notices to be given to Holders generally will also be published in a leading daily newspaper having general circulation in the UK (which is expected to be the *Financial Times).*

24. Reports and Information on the Company

24.1 The Company has undertaken in the Deposit Agreement (so long as any GDR is outstanding) to furnish the Depositary with six copies in the English language (and to make available to the Depositary, the Custodian and each Agent as many further copies as they may reasonably require to satisfy requests from Holders) of:

(i) in respect of the financial year ending on 31st December, 2001 and in respect of each financial year thereafter, the non-consolidated (and, if published for holders of Shares, consolidated) balance sheets as at the end of such financial year and the non-consolidated (and, if published for holders of Shares, consolidated) statements of income for such financial year in respect of the Company, prepared in conformity with generally accepted accounting principles in Greece and International Accounting Standards and reported upon by independent public accountants selected by the Company, as soon as practicable (and in any event within 180 days) after the end of such year;

(ii) if the Company publishes semi-annual financial statements for holders of Shares, such semi-annual financial statements of the Company, as soon as practicable, after the same are published and in any event no later than three months after the end of the period to which they relate; and

(iii) if the Company publishes quarterly financial statements for holders of Shares, such quarterly financial statements, as soon as practicable, after the same are published, and in any event no later than one month after the end of the period to which they relate.

24.2 The Depositary shall upon receipt thereof give due notice to the Holders that such copies are available upon request at its specified office and the specified office of any Agent.

24.3 For so long as any of the GDRs remains outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) under the United States Securities Act of 1993, as amended, if at any time the Company is neither subject to and in compliance with the reporting requirements of Section 13 or 15(d) of the United States Securities Exchange Act of 1934, as amended, nor exempt from such reporting requirements by complying with the information furnishing requirements of Rule 12g3-2(b) thereunder, the Company has agreed in the Deposit Agreement to supply to the Depositary such information, in the English language and in such quantities as the Depositary may from time to time reasonably request, as is required to be delivered to any Holder or beneficial owner of GDRs or to any holder of Shares or a prospective purchaser designated by such Holder, beneficial owner or holder pursuant to a Deed Poll executed by the Company in favour of such persons and the information delivery requirements of Rule 144A(d)(4) under the U.S. Securities Act of 1933, as amended, to permit compliance with Rule 144A thereunder in connection with resales of GDRs or Shares or interests therein and otherwise to comply with the requirements of Rule 144A(d)(4). Subject to receipt, the Depositary will deliver such information, during any period in which the Company informs the Depositary it is subject to the information delivery requirements of Rule 144(A)(d)(4), to any such holder, beneficial owner or prospective purchaser but in no event shall the Depositary have any liability for the contents of any such information.

25. Copies of Company Notices

The Company has undertaken in the Deposit Agreement to transmit to the Custodian and the Depositary on or before the day when the Company first gives notice, by mail, publication or otherwise, to holders of any Shares or other Deposited Property, whether in relation to the taking of any action in respect thereof or in respect of any dividend or other distribution thereon or of any meeting or adjourned meeting of such holders or otherwise, such number of copies of such notice and any other material (which contains information having a material bearing on the interests of the Holders) furnished to such holders by the Company (or such number of English translations of the originals if the originals were prepared in a language other than English) in connection therewith as the Depositary may reasonably request. If such notice is not furnished to the Depositary in English, either by the Company or the Custodian, the Depositary shall, at the Company's expense, arrange for an English translation thereof (which may be in such summarised form as the Depositary may deem

adequate to provide sufficient information) to be prepared. Except as provided below, the Depositary shall, as soon as practicable after receiving notice of such transmission or (where appropriate) upon completion of translation thereof, give due notice to the Holders which notice may be given together with a notice pursuant to Condition 9.1, and shall make the same available to Holders in such manner as it may determine.

26. Moneys held by the Depositary

The Depositary shall be entitled to deal with moneys paid to it by the Company for the purposes of the Deposit Agreement in the same manner as other moneys paid to it as a banker by its customers and shall not be liable to account to the Company or any Holder or any other person for any interest thereon, except as otherwise agreed and shall not be obliged to segregate such moneys from other moneys belonging to the Depositary.

27. Severability

If any one or more of the provisions contained in the Deposit Agreement or in these Conditions shall be or become invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained therein or herein shall in no way be affected, prejudiced or otherwise disturbed thereby.

28. Governing Law

28.1 The Deposit Agreement and the GDRs are governed by, and shall be construed in accordance with, English law except that the certifications set forth in Schedules 3 and 4 to the Deposit Agreement and any provisions relating thereto shall be governed by and construed in accordance with the laws of the State of New York and any United States Federal Court sitting in the Borough of Manhattan, New York City. The rights and obligations attaching to the Deposited Shares will be governed by Greek law. The Company has submitted in respect of the Deposit Agreement and the Deed Poll to the jurisdiction of the English courts and the courts of the State of New York and any United States Federal Court sitting in the Borough of Manhattan, New York City and has appointed an agent for service of process in London and the Borough of Manhattan, New York City. The Company has also agreed in the Deposit Agreement, and the Deed Poll to allow, respectively, the Depositary and the Holders to elect that Disputes are resolved by arbitration.

28.2 The Company has irrevocably appointed • , as its agent in England to receive service of process in any Proceedings in England based on the Deed Poll and appointed • as its agent in New York to receive service of process in any Proceedings in New York. If for any reason the Company does not have such an agent in England or New York as the case may be, it will promptly appoint a substitute process agent and notify the Holders and the Depositary of such appointment. Nothing herein shall affect the right to serve process in any other manner permitted by law.

28.3 The courts of England are to have jurisdiction to settle any disputes (each a "Dispute") which may arise out of or in connection with the GDRs and accordingly any legal action or proceedings arising out of or in connection with the GDRs ("Proceedings") may be brought in such courts. Without prejudice to the foregoing, the Depositary further irrevocably agrees that any Proceedings may be brought in any New York State or United States Federal Court sitting in the Borough of Manhattan, New York City. The Depositary irrevocably submits to the non-exclusive jurisdiction of such courts and waives any objection to Proceedings in such courts whether on the ground of venue or on the ground that the Proceedings have been brought in an inconvenient forum.

28.4 These submissions are made for the benefit of each of the Holders and shall not limit the right of any of them to take Proceedings in any other court of competent jurisdiction nor shall the taking of Proceedings in one or more jurisdictions preclude the taking of Proceedings in any other jurisdictions (whether concurrently or not).

28.5 In the event that the Depositary is made a party to, or is otherwise required to participate in, any litigation, arbitration, or Proceeding (whether judicial or administrative) which arises from or is

related to or is based upon any act or failure to act by the Company, or which contains allegations to such effect, upon notice from the Depositary, the Company has agreed to fully cooperate with the Depositary in connection with such litigation, arbitration or Proceeding.

28.6 The Depositary irrevocably appoints The Bank of New York, London Branch, (Attention: The Manager) of 48th Floor, One Canada Square, London E14 5AL as its agent in England to receive service of process in any Proceedings in England based on any of the GDRs. If for any reason the Depositary does not have such an agent in England, it will promptly appoint a substitute process agent and notify the Holders of such appointment. Nothing herein shall affect the right to serve process in any other manner permitted by law.

SUMMARY OF PROVISIONS RELATING TO THE GDRs WHILE IN MASTER FORM

The GDRs will initially be evidenced by (a) a single Master Regulation S GDR in registered form and (b) a single Master Rule 144A GDR in registered form. The Master Regulation S GDR and the Master Rule 144A GDR will be deposited with The Bank of New York Depository (Nominees) Limited as common depositary for the respective accounts of Euroclear and Clearstream on the date the GDRs are issued. The Master Regulation S GDR and the Master Rule 144A GDR (collectively the "Master GDRs") contain provisions which apply to the GDRs while they are in master form, some of which modify the effect of the Conditions of the GDRs set out in this document. The following is a summary of certain of those provisions. Unless otherwise herein, the terms defined in the Conditions shall have the same meaning herein.

The Master GDRs will only be exchanged for certificates in definitive registered form representing GDRs in the circumstances described in (a), (b) or (c) below in whole but not in part. The Depositary will irrevocably undertake in the Master GDRs to deliver certificates evidencing GDRs in definitive registered form in exchange for the relevant Master GDR to the Holders within 60 days in the event that:

(a) Euroclear or Clearstream notifies the Depositary that it is unwilling or unable to continue as depositary and a successor depositary is not appointed within 90 calendar days; or

(b) either Euroclear or Clearstream is closed for business for a continuous period of 14 days (other than by reason of holiday, statutory or otherwise) or announces an intention permanently to cease business or does in fact do so, and, in each case, no alternative clearing system satisfactory to the Depositary is available within 45 days; or

(c) the Depositary has determined that, on the occasion of the next payment in respect of the GDRs, the Depositary or its agent would be required to make any deduction or withholding from any payment in respect of the GDRs which would not be required were the GDRs represented by certificates in definitive registered form.

Any exchange shall be at the expense (including printing costs) of the Company.

A GDR evidenced by an individual definitive certificate will not be eligible for clearing and settlement through Euroclear or Clearstream.

Upon any exchange of a Master GDR for certificates in definitive registered form evidencing GDRs, or any exchange of interests between the Master Rule 144A GDR and the Master Regulation S GDR or vice-versa pursuant to Clause 4 of the Deposit Agreement, or any distribution of GDRs pursuant to Conditions 5, 6, 7 or 10 or any reduction in the number of GDRs represented thereby following any withdrawal of Deposited Property pursuant to Condition 1, the relevant details shall be entered by the Depositary on the Register whereupon the number of GDRs represented by the relevant Master GDR shall be reduced or increased (as the case may be) for all purposes by the amount so exchanged and entered on the Register provided always that if the number of GDRs represented by a Master GDR is reduced to zero such Master GDR shall continue in existence until the obligations of the Bank under the Deposit Agreement and the obligations of the Depositary pursuant to the Deposit Agreement and the Conditions have terminated.

Payments, Distributions and Voting Rights

Payments of cash dividends and other amounts (including cash distributions) will, in the case of GDRs represented by a Master GDR be made by the Depositary through Euroclear and Clearstream on behalf of persons entitled thereto upon receipt of funds therefor from the Company. A free distribution or rights issue of Shares to the Depositary on behalf of the Holders may result in the record maintained by the Depositary being marked up to reflect the enlarged number of GDRs represented by the relevant Master GDR.

Payments of dividends and other cash distributions payable in respect of the GDRs represented by the Master Regulation S GDR will be made by the Depositary in euro.

Holders of GDRs will have voting rights in respect of Deposited Shares as set out in Condition 12. Voting rights will be exercised by the Depositary only upon receipt of written instructions in accordance with the Conditions.

Surrender of GDRs

Any requirement in the Conditions relating to the surrender of a GDR to the Depositary shall be satisfied by the production by the common depositary for Euroclear and Clearstream on behalf of a person entitled to an interest therein of such evidence of entitlement of such person as the Depositary may reasonably require, which is expected to be a certificate or other documents issued by Euroclear or Clearstream. The delivery or production of any such evidence shall be sufficient evidence, in favour of the Depositary, any Agent and the Custodian of the title of such person to receive (or to issue instructions for the receipt of) all money or other property payable or distributable in respect of the Deposited Property represented by such GDRs.

Notices

For as long as the Master Rule 144A GDR and the Master Regulation S GDR are registered in the name of a common depositary on behalf of Euroclear and Clearstream, notices to Holders may be given by the Depositary by delivery of the relevant notice to Euroclear or Clearstream for communication to persons entitled thereto in substitution for delivery of notices in accordance with Condition 23. So long as GDRs are admitted to the Official List of the UK Listing Authority and admitted to trading on the London Stock Exchange's market for listed securities, and the UK Listing Authority or the London Stock Exchange so requires, notices shall also be published in a leading newspaper having general circulation in the UK (which is expected to be the *Financial Times*).

The Master GDRs shall be governed by and construed in accordance with English law.

INFORMATION RELATING TO THE DEPOSITARY

The Depositary is a state-chartered New York banking corporation and a member of the United States Federal Reserve System, subject to regulation and supervision principally by the United States Federal Reserve Board. The Depositary was constituted in 1784 in the State of New York. It is a wholly owned subsidiary of The Bank of New York Bank, Inc., a New York corporation. The principal office of the Depositary is located at One Wall Street, New York, New York 10286. Its principal administrative offices are located at 620 Avenue of the Americas, 6th Floor, New York, NY 10011. A copy of the Depositary's Articles of Association, as amended, together with copies of The Bank of New York Bank, Inc.'s most recent financial statements and annual report are available for inspection at the Corporate Trust Office of the Depositary located at 101 Barclay Street, New York, NY 10286 and at The Bank of New York, One Canada Square, London E14 5AL.

TRANSFER RESTRICTIONS AND SETTLEMENT

Transfer Restrictions

The shares and GDRs have not been and will not be registered under the Securities Act or any state securities laws of the United States. Neither the shares nor the GDRs may be offered, sold or delivered within the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state laws. Accordingly, the shares and GDRs are being offered and sold:

(1) in the United States only to qualified institutional buyers ("QIBs") in reliance on and within the meaning of Rule 144A under the Securities Act; and

(2) outside the United States in compliance with Regulation S under the Securities Act.

In addition, until 40 days after the commencement of the combined offering, any offer or sale of the shares or GDRs that is made within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the Securities Act.

Each purchaser of the shares offered within the United States pursuant to Rule 144A ("Rule 144A Shares") or Rule 144A GDRs by accepting delivery of this offering circular, will be deemed to have represented and agreed that (terms used in this paragraph that are defined in Rule 144A or Regulation S are used as defined therein):

(1) It is (A) a QIB, (B) aware, and each beneficial owner of the Rule 144A Shares or Rule 144A GDRs has been advised, that the sale of the Rule 144A Shares or Rule 144A GDRs to it is being made in reliance on Rule 144A and (C) acquiring such Rule 144A Shares or Rule 144A GDRs for its own account or for the account of a QIB, as the case may be.

(2) It understands that the Rule 144A Shares and Rule 144A GDRs have not been and will not be registered under the Securities Act and may not be reoffered, resold, pledged or otherwise transferred except (A)(i) to a person who the purchaser and any person acting on its behalf reasonably believes is a QIB in a transaction meeting the requirements of Rule 144A, (ii) in an offshore transaction complying with Rule 903 or Rule 904 of Regulation S or (iii) pursuant to an exemption from registration under the Securities Act provided by Rule 144 thereunder (if available) and (B) in accordance with all applicable securities laws of the states of the United States. No representation can be made as to the availability of the exemption provided by Rule 144 for resales of the Rule 144A Shares or Rule 144A GDRs.

(3) The Rule 144A Shares and Rule 144A GDRs (to the extent they are in certificated form), unless otherwise determined by the Company in compliance with applicable law, will bear a legend substantially to the following effect, and may be offered, sold, pledged or otherwise transferred only in accordance with the legend:

THIS RULE 144A GLOBAL DEPOSITARY RECEIPT ("THIS GDR") AND THE SHARES OF PUBLIC POWER CORPORATION S.A. (THE "SHARES") REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR WITH ANY SECURITIES REGULATORY AUTHORITY OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES. THE HOLDER HEREOF BY PURCHASING THIS GDR, AGREES FOR THE BENEFIT OF PUBLIC POWER CORPORATION, S.A. THAT THIS GDR AND THE SHARES CORRESPONDING HERETO MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (A)(1) TO A PERSON WHOM THE SELLER AND ANY PERSON ACTING ON ITS BEHALF REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER ("QIB") WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QIB IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A, (2) IN AN OFFSHORE TRANSACTION COMPLYING WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT OR (3) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER (IF AVAILABLE) AND (B) IN ACCORDANCE WITH ALL APPLICABLE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE

UNITED STATES. THE HOLDER OF THIS GDR WILL, AND EACH SUBSEQUENT HOLDER IS REQUIRED TO, NOTIFY ANY SUBSEQUENT PURCHASER OF SUCH GDR OF THE RESALE RESTRICTIONS REFERRED TO ABOVE. NO REPRESENTATION CAN BE MADE AS TO THE AVAILABILITY OF THE EXEMPTION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT FOR THE RESALE OF THIS SECURITY. NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THE FOREGOING, FOR SO LONG AS THE SHARES ARE "RESTRICTED SECURITIES" WITHIN THE MEANING OF RULE 144(a)(3) UNDER THE SECURITIES ACT, SUCH SHARES MAY NOT BE DEPOSITED INTO ANY UNRESTRICTED DEPOSITARY RECEIPT FACILITY IN RESPECT OF SHARES ESTABLISHED OR MAINTAINED BY A DEPOSITARY BANK (INCLUDING ANY SUCH FACILITY MAINTAINED BY THE DEPOSITARY FOR THE RULE 144A GLOBAL DEPOSITARY RECEIPTS), OTHER THAN A RESTRICTED DEPOSIT RECEIPT FACILITY. EACH HOLDER, BY ITS ACCEPTANCE OF THE RULE 144A GLOBAL DEPOSITARY RECEIPTS EVIDENCED HEREBY, REPRESENTS THAT IT UNDERSTANDS AND AGREES TO THE FOREGOING RESTRICTIONS. THE HOLDER OF THIS GDR WILL, AND EACH SUBSEQUENT HOLDER WILL BE REQUIRED TO, NOTIFY ANY SUBSEQUENT PURCHASERS OF SUCH GDR OF THE RESALE RESTRICTIONS REFERRED TO ABOVE.

(4) Notwithstanding anything to the contrary in the foregoing, for so long as the Rule 144A Shares are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act, the Rule 144A Shares may not by deposited into any unrestricted depositary receipt facility in respect of the shares established or maintained by a depositary bank (including any such facility maintained by the depositary for the Rule 144A global depositary receipts). They may, however, be deposited into a restricted deposit receipt facility.

(5) Any offer, sale, pledge or other transfer made other than in compliance with the foregoing restrictions will not be recognised by the Company or the depositary in respect of the Rule 144A Shares or the Rule 144A GDRs and the shares represented thereby.

(6) The Company, the Depositary, the international managers and their respective affiliates, and others will rely upon the truth and accuracy of the foregoing acknowledgements, representations and agreements. If the purchaser is acquiring any Rule 144A GDRs or Rule 144A Shares for the account of one or more QIBs, it represents that it has sole investment discretion with respect to each such account and that it has full power to make the foregoing acknowledgements, representations and agreements on behalf of each such account.

Prospective purchasers are hereby notified that sellers of the Rule 144A Shares or the Rule 144A GDRs or the shares represented thereby may be relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A.

Regulation S GDRs and Regulation S Shares

Each purchaser of the shares offered outside the United States and pursuant to Regulation S ("Regulation S Shares") or Regulation S GDRs and each subsequent purchaser of the Regulation S Shares or Regulation S GDRs in resales prior to the date 40 days after the latest of the commencement of the international offering and the closing date of the international offering ("Distribution Compliance Period") by accepting delivery of this offering circular, will be deemed to have represented, agreed and acknowledged that:

(1) It is, or at the time the Regulation S Shares or Regulation S GDRs are purchased will be, the beneficial owner of such Regulation S Shares or Regulation S GDRs (or, if it is a broker-dealer acting on behalf of its customer has confirmed to it that such customer is or, at the time the Regulation S Shares are deposited and at the time the Regulation S GDRs are issued, will be, the beneficial owner of the Regulation S Shares and of the Regulation S GDRs) and (A) is not a U.S. person (as defined in Regulation S under the Securities Act) and is located outside the United States (within the meaning of Regulation S under the Securities Act), (B) is not an affiliate of the Company or a person acting on behalf of such an affiliate, (C) is not in the business of buying and selling securities or, if it is in such business, did not acquire the securities to be deposited from the Company or any affiliate thereof in the initial distribution of Regulation S GDRs and Regulation S Shares and (D) is purchasing such Regulation S Shares or Regulation S GDRs in an offshore transaction pursuant to and in reliance on Regulation S.

(2) It understands (or, if it is a broker-dealer, its customer has confirmed to it that such person understands) that such Regulation S Shares or Regulation S GDRs and the shares represented thereby have not been and will not be registered under the Securities Act or with any regulatory authority of any state or jurisdiction of the United States and are subject to the restrictions on transfer described in the legend in (3) below.

(3) It understands that the Regulation S Shares and Regulation S GDRs (to the extent they are in certificated form), unless otherwise determined by the Company in compliance with applicable law, will bear a legend substantially to the following effect and may be offered, sold, pledged or otherwise transferred only in accordance with the legend:

THIS REGULATION S GLOBAL DEPOSITARY RECEIPT ("THIS GDR") AND THE SHARES OF PUBLIC POWER CORPORATION S.A. (THE "SHARES") REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR WITH ANY SECURITIES REGULATORY AUTHORITY OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES AND, PRIOR TO THE EXPIRATION OF A DISTRIBUTION COMPLIANCE PERIOD (DEFINED AS THE PERIOD ENDING 40 DAYS AFTER THE LATEST OF THE COMMENCEMENT OF THE INTERNATIONAL OFFERING AND THE CLOSING DATE OF THE INTERNATIONAL OFFERING) MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (A) IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT OR (B) TO A PERSON WHOM THE SELLER AND ANY PERSON ACTING ON ITS BEHALF REASONABLY BELIEVE IS A QUALIFIED INSTITUTIONAL BUYER ("QIB") (WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT) IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A, IN EACH CASE, IN ACCORDANCE WITH ANY APPLICABLE LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES; PROVIDED THAT IN CONNECTION WITH ANY TRANSFER UNDER (B) ABOVE, THE TRANSFEROR SHALL PRIOR TO THE SETTLEMENT OF SUCH SALE WITHDRAW THE SHARES FROM THE REGULATION S FACILITY (AS DEFINED IN THE DEPOSIT AGREEMENT) IN ACCORDANCE WITH THE TERMS AND CONDITIONS OF THE DEPOSIT AGREEMENT AND INSTRUCT THAT SUCH SHARES BE DELIVERED TO THE CUSTODIAN UNDER THE DEPOSIT AGREEMENT FOR DEPOSIT IN THE RULE 144A FACILITY (AS DEFINED IN THE DEPOSIT AGREEMENT) THEREUNDER AND THAT RULE 144A GDRs REPRESENTED BY A MASTER RULE 144A GDRs BE ISSUED, IN ACCORDANCE WITH THE TERMS AND CONDITIONS OF THE DEPOSIT AGREEMENT, TO OR FOR THE ACCOUNT OF SUCH QIB.

UPON THE EXPIRATION OF THE DISTRIBUTION COMPLIANCE PERIOD REFERRED TO ABOVE, THIS GDR AND THE SHARES REPRESENTED HEREBY SHALL NO LONGER BE SUBJECT TO THE RESTRICTIONS ON TRANSFER PROVIDED IN THIS LEGEND, PROVIDED THAT AT THE TIME OF SUCH EXPIRATION THE OFFER OR SALE OF THE REGULATION S GLOBAL DEPOSITARY RECEIPTS REPRESENTED HEREBY AND THE SHARES REPRESENTED THEREBY BY THE HOLDER HEREOF IN THE UNITED STATES WOULD NOT BE RESTRICTED UNDER THE SECURITIES LAWS OF THE UNITED STATES OR ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

(4) It understands (or, if it is a broker-dealer, its customer has confirmed to it that such customer understands) that the Regulation S GDRs offered in reliance on Regulation S will be represented by the Regulation S Master GDR. Prior to the expiration of the Distribution Compliance Period, before any interest in the Regulation S Master GDR may be offered, sold, pledged or otherwise transferred to a person who takes delivery in the form of an interest in the Rule 144A Master GDR, the person who will (following the withdrawal of the Deposited Shares from the Regulation S Facility and deposit into the Rule 144A Facility) be the beneficial owner of the Rule 144A GDRs represented by an interest in the Rule 144A Master GDR be required to provide the Depositary with a written certification (in the form provided in the Deposit Agreement) as to compliance with the Terms and Conditions of the GDRs and the Deposit Agreement.

(5) The Company, the Depositary, the Managers and their respective affiliates, and others will rely upon the truth and accuracy of the foregoing acknowledgements, representations and agreements. Any resale or other transfer, or attempted resale or other transfer, made other than

in compliance with the above-stated restrictions shall not be recognised by the Company or the Depositary in respect of the Regulation S GDRs, the Regulation S GDRs evidenced thereby and the shares represented thereby.

Clearance and Settlement

Custodial and depositary links have been established among Clearstream and Euroclear to facilitate the initial issue of the GDRs and cross-market transfers of the GDRs associated with the secondary market trading.

The Clearing Systems

Clearstream and Euroclear

Clearstream and Euroclear each hold securities for participating organisations and facilitate the clearance and settlement of securities transactions between their respective participants through the electronic book-entry changes in accounts of such participants. Clearstream and Euroclear provide to their respective participants, among other things, services for safekeeping, administration, clearance and settlement of internationally-traded securities and securities lending and borrowing. Clearstream and Euroclear participants are financial institutions throughout the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organisations. Indirect access to Clearstream or Euroclear is also available to others, such as banks, brokers, dealers and trust companies which clear through or maintain a custodial relationship with Clearstream or Euroclear participants, either directly or indirectly.

Distributions of dividends and other payments with respect to book-entry interests in the GDRs held through Clearstream or Euroclear will be credited, to the extent received by the Depositary, to the cash accounts of Clearstream or Euroclear participants in accordance with the relevant system's rules and procedures.

Registration and Form

Book-entry interests in the Regulation S GDRs held through Clearstream and Euroclear will be evidenced by the Master Regulation S GDR registered in the name of the Common Nominee. The Master Regulation S GDR Certificate will be held by the Common Depositary. Book-entry interests in the Rule 144A GDRs held through Euroclear and Clearstream will be evidenced by the Master Rule 144A GDR registered in the name of the Common Nominee. The Rule 144A Master GDR Certificate will be held by the Common Depositary. As necessary, the Depositary will adjust the amounts of GDRs on the Register for the accounts of Clearstream and Euroclear to reflect the amounts of GDRs held through Clearstream and Euroclear, respectively. Beneficial ownership in GDRs will be held through financial institutions as direct and indirect participants in Clearstream and Euroclear.

The aggregate holdings of book-entry interests in the GDRs in Clearstream and Euroclear will be reflected in the book-entry accounts of each such institution. Clearstream and Euroclear, as the case may be, and every other intermediate holder in the chain to the beneficial owner of book-entry interest in the GDRs, will be responsible for establishing and maintaining accounts for their participants and customers having interests in the book-entry interests in the GDRs. The Depositary will be responsible for maintaining a record of the aggregate holdings of GDRs registered in the name of The Bank of New York Depository (Nominees) Limited, where represented by a Master GDR, and/or in the name of the relevant Holders where held in definitive registered form. The Depositary will be responsible for ensuring that payments received by it from the Company for Holders holding through Clearstream and Euroclear are credited to Clearstream or Euroclear, as the case may be.

The Company will not impose any fees in respect of the GDRs; however, certain fees and expenses are payable to the Depositary in accordance with the terms and conditions of the GDRs. Holders of book-entry interests in the GDRs may incur fees normally payable in respect of the maintenance and operation of accounts in Clearstream and Euroclear.

Global Clearance and Settlement Procedures

Settlement

On completion of the combined offering, the GDRs will be in global form evidenced by the Master GDRs. Purchasers electing to hold book-entry interests in the GDRs through Clearstream and Euroclear accounts will follow the settlement procedures applicable to conventional depositary receipts. Book-entry interests in the GDRs will be credited to Clearstream and Euroclear participant securities clearance accounts on the business day following the Closing Date against payment (value Closing Date).

Secondary market trading

Trading between Clearstream and/or Euroclear participants

Secondary market sales of book-entry interests in the GDRs held through Clearstream or Euroclear to purchasers of book-entry interests in the GDRs through Clearstream or Euroclear will be conducted in accordance with the normal rules and operating procedures of Clearstream and Euroclear and will be settled using the normal procedures applicable to depositary receipts.

General

Although the foregoing sets out the procedures of Clearstream and Euroclear in order to facilitate the transfers of interests in the GDRs among participants of Euroclear and Clearstream, none of Clearstream or Euroclear are under any obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time.

None of the Company, the Depositary, the Custodian nor their respective agents will have any responsibility for the performance by Clearstream or Euroclear or their respective participants of their respective obligations under the rules and procedures governing their operations.

Shares

The Shares will settle through the facilities of the ASE. You should read "The Athens Stock Exchange and Settlement—Settlement, Clearance and the Central Securities Depositary" for more information.

TAXATION

The following summary describes certain of the tax consequences of the purchase, ownership and disposition of shares and GDRs. It is not a complete description of all the possible tax consequences of such purchase, ownership or disposition. This summary is based on the laws as in force and as applied in practice on the date of this offering circular and is subject to changes to those laws and practices subsequent to the date of this offering circular. You should consult your own advisers as to the tax consequences of the acquisition, ownership and disposal of shares and GDRs in light of your particular circumstances, including the effect of any other national laws.

Greek taxation

The following is a summary of certain Greek tax considerations which may be relevant to the acquisition, ownership and disposition of shares and GDRs. The summary does not purport to be nor should it be relied upon as a comprehensive description or analysis of all the tax considerations which may be relevant to a decision to acquire shares.

The summary is based on tax laws and regulations in effect in Greece on the date hereof, which are subject to change without notice. Prospective purchasers or holders of shares and GDRs should consult their own tax advisers as to the Greek or other tax consequences arising from the acquisition, ownership and disposition of shares, having regard to their particular circumstances.

Taxation of the Company

The net income of *société anonymes* having registered shares listed on the ASE is taxed at a flat rate of 35%.

Taxation of Dividends

No withholding taxes are imposed by Greece on the payment of dividends on the shares or GDRs.

Taxation of Capital Gains

Under Article 38 of Law 2238/1994, as now in force, capital gains resulting from the sale of shares by Greek enterprises maintaining double entry accounting records will not be subject to income tax, provided that such gains are maintained in a special reserve account in the accounting records. In the case of distribution or dissolution of the enterprise, these gains will be added to income and will be taxed accordingly.

Capital gains from the sale of shares earned by natural persons without obligation to maintain double entry accounting records (Greek or foreign residents) and enterprises domiciled in Greece without obligation to maintain double entry accounting records are exempt from taxation without the need to comply with any requirements.

By virtue of Article 27 of Law 2703/1999 capital gains from the sale of securities listed on stock exchanges outside Greece, including the GDRs, earned by Greek tax residents (natural persons or legal entities) are also exempt from taxation.

Capital gains of U.S. Holders and UK Holders that are not Greek residents on the sale or other disposition of shares or GDRs will not be subject to income taxation in Greece.

Stamp Duty and Transfer Taxes

The issuance and transfer of shares and GDRs as well as the payment of dividends therefrom is exempt from stamp duty in Greece.

A transfer tax is imposed on transfers of ASE-listed securities at the rate of 0.3% of the purchase price. The tax is borne by the seller and is charged by the CSD to brokerage firms, who then in turn charge their clients. In the case of a transfer of registered shares, a levy (payable by each of the buyer and

the seller) of approximately 0.04% of the value of the transaction is applied by the CSD. In addition, a commission is paid to the brokers in the case of purchase or sale of listed shares.

Inheritance of Succession Taxes

Inheritance of succession taxes are payable in Greece on shares of Greek-domiciled companies on a progressive system which depend on the degree of the relationship between the deceased and the beneficiary. The taxable basis for stock exchange-listed shares is prescribed in the Legislative Decree 118/1973, as amended and currently in force.

Gift Tax (Donation Taxes)

A similar system of progressive taxation applies to the donation of listed shares.

Potential purchasers should consult their own tax advisors concerning the overall Greek tax (including Greek capital gains, inheritance or succession, and gift tax) consequences of the purchase, ownership and disposition of shares.

United States federal income taxation

The following summary describes certain U.S. federal income tax consequences that may be relevant with respect to the acquisition, ownership and disposition of our shares ("the Shares"), or GDRs. This summary addresses only U.S. federal income tax considerations of holders that will hold the Shares and/or GDRs as capital assets. It does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase the Shares and/or GDRs. In particular, this summary does not address tax considerations applicable to holders that may be subject to special tax rules including, without limitation, the following: (a) financial institutions; (b) insurance companies; (c) dealers or traders in securities or currencies; (d) tax-exempt entities; (e) persons that will hold Shares or GDRs as part of a "hedging" or "conversion" transaction or as a position in a "straddle" for U.S. federal income tax purposes; (f) persons that have a "functional currency" other than the U.S. dollar; and (g) persons that own (or are deemed to own) 10% or more (by voting power) of our stock. Further, this summary does not address alternative minimum tax consequences.

This summary is based on the Internal Revenue Code of 1986, as amended, U.S. Treasury Regulations and judicial and administrative interpretations thereof, and the Convention Between the United States of America and the Kingdom of Greece for the Avoidance of Double Taxation and the Prevention of Financial Evasion with Respect to Taxes on Income, in each case as in effect and available on the date of this offering circular. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The U.S. Treasury Department has expressed concern that depositaries for depositary receipts, or other intermediaries between the holders of shares of an issuer and the issuer, may be taking actions that are inconsistent with the claiming of U.S. foreign tax credits by U.S. holders of such receipts or shares. Accordingly, the analysis regarding the availability of a U.S. foreign tax credit for Greek taxes and sourcing rules described below could be affected by future actions taken by the U.S. Treasury Department.

Each prospective investor should consult its own tax advisor with respect to the U.S. federal, estate, state, local, gift and other tax consequences of acquiring, owning and disposing of Shares or GDRs. U.S. Holders should also review the discussion under "Taxation—Greek Taxation" for the Greek tax consequences to a U.S. Holder of the ownership of Shares or GDRs.

For purposes of this summary a "U.S. Holder" is a beneficial owner of Shares or GDRs that is, for U.S. federal income tax purposes: (a) a citizen or resident of the United States; (b) a corporation or other entity treated as a corporation for U.S. tax purposes created or organised in or under the laws of the United States or any state thereof (including the District of Columbia); (c) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (d) a trust if (i) a court within the United States is able to exercise primary supervision over its administration and (ii) one or more U.S. persons have the authority to control all of the substantial decisions of such trust. If a

partnership holds Shares or GDRs, the consequences to a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partner of a partnership holding Shares or GDRs should consult its tax advisor. A "Non-U.S. Holder" is a beneficial owner of shares that is not a U.S. Holder.

Distributions

Subject to the discussion "Taxation—Passive Foreign Investment Company Considerations", the gross amount of any distributions that is actually or constructively received by a U.S. Holder with respect to Shares and/or GDRs will be a dividend includible in gross income of a U.S. Holder as ordinary income to the extent of our current and accumulated earnings and profits as determined under U.S. federal income tax principles. Dividends paid on Shares or GDRs generally will constitute income from sources outside the United States and will not be eligible for the "dividends received" deduction.

A distribution to a U.S. Holder in excess of our current and accumulated earnings and profits will be treated first as a non-taxable return of capital to the extent of such U.S. Holder's adjusted tax basis in its Shares or GDRs, and any distribution in excess of such basis will constitute capital gain, and will be long-term capital gain (taxable at a reduced rate for individual holders) if the Shares and/or GDRs were held for more than one year. A further reduced tax rate may apply to capital gains on Shares or GDRs held by individual holders for more than five years.

We do not maintain our calculations of our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will generally be treated as a dividend. The amount of any distribution of property other than cash will be the fair market value of the property on the date of the distribution.

The gross amount of any distribution paid in euros (or other foreign currency) will be included in the gross income of a U.S. Holder in an amount equal to the U.S. dollar value of the euros (or other foreign currency) calculated by reference to the exchange rate in effect on the date received by the Depositary (in the case of GDRs) or by the U.S. Holder (in the case of Shares), regardless of whether the euros (or other foreign currency) are converted into U.S. dollars. If the euros (or other foreign currency) are converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognise foreign currency gain or loss in respect of the dividend. If the euros (or other foreign currency) received as a dividend are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the euros (or other foreign currency) equal to its U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the euros (or other foreign currency) will be treated as ordinary income or loss, and will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Subject to the discussion under "Taxation — Backup Withholding and Information Reporting", a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on dividends received on Shares or GDRs unless that income is effectively connected with the conduct by that Non-U.S. Holder of a trade or business within the United States.

Sale or Other Disposition of the Shares or GDRs

Subject to the PFIC rules discussed below, a U.S. Holder will generally recognise a gain or loss for U.S. federal income tax purposes upon the sale or exchange of Shares or GDRs in an amount equal to the difference between the U.S. dollar value of the amount realised from such sale or exchange and the U.S. Holder's tax basis in such Shares or GDRs. Such gain or loss will be a capital gain or loss and will be long-term capital gain (taxable at a reduced rate for individuals) if the Shares or GDRs were held for more than one year. A further reduced tax rate may apply to capital gain on Shares or GDRs held by individual holders for more than five years. Any such gain or loss would generally be treated as from sources within the United States. The deductibility of capital losses is subject to significant limitations.

A U.S. Holder that receives euros on the sale or other disposition of Shares or GDRs will realise an amount equal to the U.S. dollar value of the euros on the date of sale (or in the case of cash basis and electing accrual basis taxpayers, the U.S. dollar value of the euro on settlement date). If a U.S.

Holder receives euros upon a sale or exchange of Shares or GDRs, gain or loss, if any, recognised on the subsequent sale, conversion or disposition of such euros will be ordinary income or loss, and will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. However, if such euros are converted into U.S. dollars on the date received by the U.S. Holder, a cash basis or electing accrual U.S. Holder should not recognise any gain or loss on such conversion.

Subject to the discussion under "Taxation—Backup Withholding and Information Reporting", a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on any gain realised on the sale or exchange of Shares or GDRs unless: (a) that gain is effectively connected with the conduct by that Non-U.S. Holder of a trade or business in the United States, or (b) in the case of any gain realised by an individual Non-U.S. Holder, that holder is present in the United States for 183 days or more in the taxable year of the sale or exchange and certain other conditions are met.

Passive Foreign Investment Company Considerations

We believe that we are not, and we do not expect to become, a passive foreign investment company ("PFIC"), for U.S. federal income tax purposes. Our possible status as a PFIC must be determined annually and therefore may be subject to change. If we were a PFIC in any year, special, possibly materially adverse, consequences would (as discussed below) result for U.S. Holders.

A corporation organised outside the United States generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which either: (a) at least 75% of its gross income is "passive income", or (b) on average at least 50% of the gross value of its assets is attributable to assets that produce "passive income" or are held for the production of passive income. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions. In determining whether it is a PFIC a foreign corporation is required to take into account a pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest.

If we are a PFIC in any year during which a U.S. Holder owns Shares or GDRs, the U.S. Holder will be subject to additional taxes on any excess distributions received from us and any gain realised from the sale or other disposition of the Shares or GDRs (whether or not we continue to be a PFIC). A U.S. Holder has an excess distribution to the extent that distributions on the Shares or GDRs during a taxable year exceed 125% of the average amount received during the three preceding taxable years (or, if shorter, the U.S. Holder's holding period). To compute the tax on the excess distributions or any gain, (a) the excess distribution or the gain is allocated ratably over the U.S. Holder's holding period, (b) the amount allocated to the current taxable year and any year before we became a PFIC is taxed as ordinary income in the current year, and (c) the amount allocated to other taxable years is taxed at the highest applicable marginal rate in effect for each year and an interest charge is imposed to recover the deemed benefit from the deferred payment of the tax attributable to each year.

Some of the rules with respect to distributions and dispositions described above may be avoided if a U.S. Holder makes a valid "mark-to-market" election (in which case, subject to certain limitations, the U.S. Holder would essentially be required to take into account the difference, if any, between the fair market value and the adjusted tax basis of its Shares and/or GDRs at the end of a taxable year as ordinary income (or, subject to certain limitations, ordinary loss), in calculating its income for such year). In addition, gains from an actual sale or other disposition of Shares or GDRs will be treated as ordinary income, and any losses will be treated as ordinary losses to the extent of any "mark-to-market" gains for prior years. A "mark-to-market" election is only available to U.S. Holders in any tax year that the PFIC stock is considered "regularly traded" on a "qualified exchange" within the meaning of applicable U.S. Treasury regulations. PFIC stock is "regularly traded" if, among other requirements, it is traded on at least 15 days during each calendar quarter. The London Stock Exchange, will constitute a qualified Exchange and the Athens Stock Exchange may constitute a qualified exchange if it meets certain trading, listing, financial disclosure and other requirements set forth in the Treasury regulations.

Some of the above rules may also be avoided if a U.S. Holder is eligible for and timely makes a valid "QEF election" (in which case the U.S. Holder generally would be required to include in income on a

current basis its pro rata share of the ordinary income and net capital gains of the company). In order to be able to make the QEF election, we would be required to provide a U.S. Holder with certain information. We may decide not to provide the required information.

Prospective purchasers are urged to consult their own tax advisors regarding the consequences of an investment in a PFIC.

Backup Withholding and Information Reporting

Backup withholding and information reporting requirements may apply to certain payments to U.S. Holders of dividends on Shares or GDRs and to the proceeds of a sale or redemption of a Share or GDR. We, our agent, a broker, or any paying agent, as the case may be, may be required to withhold tax from any payment that is subject to backup withholding at a maximum rate of 30.5% (which rate is scheduled to change as a result of recent U.S. legislation) of such payment if the U.S. Holder fails (a) to furnish the U.S. Holder's taxpayer identification number, (b) to certify that such U.S. Holder is not subject to backup withholding or (c) to otherwise comply with the applicable requirements of the backup withholding rules. Certain U.S. Holders (including, among others, corporations) are not subject to the backup withholding and information reporting requirements. Non- U.S. Holders who hold their Shares or GDRs through a U.S. broker or agent or through the U.S. office of a non-U.S. broker or agent may be required to comply with applicable certification procedures to establish that they are not U.S. Holders in order to avoid the application of such information reporting requirements and backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a U.S. Holder generally may be claimed as a credit against such U.S. Holder's U.S. federal income tax liability provided that the required information is furnished to the U.S. Internal Revenue Service.

U.S. Holders should consult their own tax advisers as to their qualification for exemption from backup withholding and the procedure for obtaining this exemption.

United Kingdom taxation

The comments below are of a general nature and are based on current United Kingdom law and published Inland Revenue practice as at the date of this offering circular. The summary only covers the principal UK tax consequences for the absolute beneficial owners of shares and GDRs (a) who are resident or ordinarily resident in the UK for tax purposes or who are carrying on a trade or business in the UK through a branch or agency to which the holding of the shares or GDRs (as the case may be) are attributable, (b) who are not resident in Greece and (c) who do not have a permanent establishment or fixed base in Greece with which the holding of the shares or GDRs is connected ("UK Holders"). In addition, this summary (1) only addresses the tax consequences for UK Holders who hold the shares or GDRs as capital assets, and does not address the tax consequences which may be relevant to certain other categories of UK Holders, for example, dealers and (2) assumes that the UK Holder is not a company which either directly or indirectly controls 10% or more of the voting power of the Company and (3) assumes that there will be no register in the UK in respect of the shares or GDRs and neither the shares or GDRs will be held by a depositary in the UK and (4) assumes that neither the shares or GDRs will be paired with shares issued by a company incorporated in the UK.

The following is intended only as a general guide and is not intended to be, nor should it be considered to be, legal or tax advice to any particular UK Holder. Potential investors should satisfy themselves as to the overall tax consequences, including, specifically, the consequences under UK law and Inland Revenue practice, of acquisition, ownership and disposition of the shares or GDRs in their own particular circumstances, by consulting their own tax advisers.

Taxation of Dividends

A UK Holder, who is an individual, will generally be subject to UK income tax on the dividends paid by the Company. A UK Holder will be treated as having paid income tax at a rate of 10% of the aggregate of the net cash dividend received and the amount corresponding to the 10% income tax liability (the "gross dividend"), with the effect that UK Holders who are liable to income tax at the starting rate or basic rate will not be required to pay any additional amount in respect of income tax on the net cash

dividend received and UK Holders who are liable to income tax at the higher rate will be required to pay additional income tax at the rate of 22.5% of the gross dividend (which is equal to 25% of the net cash dividend received). If any Greek withholding tax is withheld from the payment of a dividend (and not recoverable from the Greek authorities) it will generally be available as a credit against the income tax payable by the UK Holder in respect of the dividend. However, credit will only be given for Greek withholding tax to the extent that it does not exceed the amount of UK income tax that would have been payable on the dividends absent any Greek withholding tax. You should also read "Greek Taxation—Taxation of Dividends".

A UK Holder, which is a UK resident company, will generally be subject to UK corporation tax at 30% on the gross amount of any dividends paid by the Company. If any Greek withholding tax is withheld from the payment of a dividend (and not recoverable from the Greek authorities) it will generally be available as a credit against the corporation tax payable by the UK Holder in respect of the dividend. A credit for Greek withholding tax will generally be limited to the amount of United Kingdom corporation tax payable by a UK Holder in respect of the dividends. You should also read "Greek Taxation—Taxation of Dividends".

Holders of the shares or GDRs who are individuals may wish to note that the Inland Revenue will have the power to obtain information (including the name and address of the beneficial owner of the dividend) from any person in the UK who, after 5th April, 2002, either pays a dividend to or receives a dividend for the benefit of an individual. However, Inland Revenue published practice indicates that the Inland Revenue will not exercise its power to obtain such information in relation to dividends paid or received on or before 5th April, 2003. Such information may, in certain circumstances, be exchanged by the Inland Revenue with the tax authorities of other jurisdictions.

Taxation of Capital Gains

The disposal or deemed disposal of the shares or GDRs by a UK Holder who is resident or ordinarily resident in the UK may give rise to a chargeable gain or an allowable loss for the purposes of UK taxation of capital gains.

As regards a UK Holder who is an individual, the principal factors that will determine the extent to which such gain will be subject to capital gains tax ("CGT") are the extent to which the UK Holder realises any other capital gains in that year, the extent to which the UK Holder has incurred capital losses in that or any earlier year, the level of the annual allowance of tax-free gains in the tax year in which the disposal takes place (the "annual exemption") and the level of available taper relief.

Taper relief will reduce the proportion of any gain realised on the disposal of the shares or GDRs that is brought into the charge to CGT if (in the case of non-business assets) the shares or GDRs are held by the UK Holders for at least three years. A reduction of 5% of the gain is made for each whole year for which the shares or GDRs have been held in excess of two years. In the case of non-business assets, the maximum reduction available is 40% after ten complete years of holding.

The annual exemption for individuals is to be £7,500 for the 2001/2002 tax year and, under current legislation, this exemption is, unless Parliament decides otherwise, increased annually in line with the rate of increase in the retail price index. UK Holders should be aware that the UK Parliament is entitled to withdraw this link between the level of the annual exemption and the retail prices index or even to reduce the level of the annual exemption for future tax years below its current level.

A UK Holder which is a UK resident company, is entitled to an indexation allowance which applies to reduce capital gains to the extent that they arise due to inflation. Indexation allowance may reduce a chargeable gain but not create any allowable loss.

Stamp Duty and Stamp Duty Reserve Tax

No UK stamp duty will be payable on a transfer of the shares or GDRs provided that any instrument of transfer is not executed in the UK and does not relate to any property situate or to any matter or thing done or to be done in the UK.

No UK stamp duty reserve tax will be payable on an agreement to transfer shares or GDRs.

UNDERWRITING

The combined offering consists of an international offering, a Greek offering and an employee offering. The international offering includes an offering of shares, directly or in the form of GDRs, by the international managers to institutional investors outside the United States in compliance with Regulation S under the Securities Act, and in the United States to QIBs, as defined in and in reliance on Rule 144A under the Securities Act, through their respective selling agents. ABN AMRO Rothschild, Alpha Finance, Goldman Sachs International and National Bank of Greece S.A. are acting as the joint global coordinators of the combined offering and ABN AMRO Rothschild and Goldman Sachs International are acting as the joint lead managers and bookrunners on behalf of the international managers named below in the international offering. The Greek offering consists of an offering to the public and to institutional investors in Greece. In addition, shares are concurrently being offered to our employees by the Hellenic Republic through a private placement.

The international managers named below have agreed pursuant to an underwriting agreement dated •, 2001 (the "Underwriting Agreement") with the Company and the Hellenic Republic, as selling shareholder, subject to the fulfillment of certain conditions, severally either to procure subscribers or purchasers, or subscribe for or purchase, as the case may be, the respective number of shares set forth opposite its name below, at a price of € • per share and € • per GDR. The Company and the Hellenic Republic have agreed to pay to the international managers a combined management and underwriting commission of € • per share and € • per GDR with a further selling concession of € • per share and € • per GDR.

The obligations of the international managers under the Underwriting Agreement are subject to the fulfillment of certain conditions precedent set out in a Greek underwriting agreement entered into by ABN AMRO Rothschild, Alpha Finance, National Bank of Greece S.A., the Company and the Hellenic Republic to be dated • 2001.

International Managers	Number of shares
ABN AMRO Rothschild	•
Goldman Sachs International	•
Alpha Finance	•
Banca IMI S.p.A.	•
Deutsche Bank AG London	•
National Bank of Greece S.A. (London Branch)	•
Total	•

In addition, the Company and the Hellenic Republic have agreed to reimburse the international managers for certain of their expenses in connection with the sale of the shares and GDRs and to indemnify the international managers against certain liabilities, including liabilities under the Securities Act. The Underwriting Agreement provides that the obligations of the international managers are subject to certain conditions precedent and entitles the international managers to terminate it in certain circumstances prior to full payment to the Company or, as the case may be, the Hellenic Republic.

The closing of the combined offering is conditional, *inter alia*, upon the admission of the GDRs to official list of the UKLA and to trading on the LSE's market for listed securities. The offering price of the shares and GDRs in the combined offering has been determined by negotiation between the Hellenic Republic and the joint global coordinators and may bear no relationship to the market price of the shares and GDRs subsequent to the combined offering.

The Company and the Hellenic Republic have agreed in the Underwriting Agreement that during the period of 180 days from the date of this Offering Circular they will not directly or indirectly offer, sell, contract to sell or issue or otherwise dispose of any shares of the same class or series as the shares or GDRs including but not limited to any securities that are convertible into or exchangeable for, or that represent the right to receive shares or GDRs or any such substantially similar securities, or purchase or sell any option or other guarantee or enter into any swap, hedge or other agreement that would have similar economic consequences to the foregoing, in each case without the prior written consent of the joint global coordinators.

Certain of the managers have from time to time performed services for us and the Hellenic Republic and have normal banking relationships with us and the Hellenic Republic in the ordinary course of their business.

Selling Restrictions

General

No action has been or will be taken in any jurisdiction that would permit a public offering of the shares or GDRs, or the possession, circulation or distribution of this offering circular or any other material relating to the Company or the shares or the GDRs, in any jurisdiction where action for the purpose is required. Accordingly, the shares and GDRs may not be offered or sold, directly or indirectly, and neither this offering circular nor any other offering material or advertisements in connection with the shares or GDRs may be distributed or published, in or from any country or jurisdiction, except in compliance with any applicable rules and regulations of any such country or jurisdiction.

United States

The shares and GDRs have not been and will not be registered under the Securities Act, and may not be offered or sold within the United States or to, or for the benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the Securities Act. Terms used in this section have the meaning given to them by Regulation S.

The shares and GDRs are being offered and sold outside the United States in reliance on Regulation S. Accordingly, each international manager has represented and agreed that it will not offer or sell the shares or GDRs as part of its allocation at any time other than outside the United States in accordance with Rule 903 of Regulation S or to QIBs in the United States through their U.S. broker-dealer affiliates in accordance with Rule 144A.

In addition, until 40 days after the commencement of the combined offering, an offer or sale of shares or GDRs within the U.S. by a dealer that is not participating in the combined offering may violate the registration requirements of the Securities Act if such offer or sale is made otherwise than in accordance with Rule 144A under the Securities Act or pursuant to another exemption from registration under the Securities Act.

United Kingdom

Each international manager represents and agrees that: it has not offered or sold and will not offer or sell any GDRs to persons in the United Kingdom prior to admission of the GDRs to listing in accordance with Part VI of the UK Financial Services and Markets Act 2000 (the "FSMA"), except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 or the FSMA; it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers at Securities Regulations 1995; it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale of any shares or GDRs in circumstances in which section 21(1) of the FSMA does not apply to the Company; and it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares or GDRs in, from or otherwise involving the United Kingdom.

Greece

This offering circular has not been submitted to the approval procedure of the CMC Commission or the ASE, pursuant to Law 876/79 and Presidential Decree 52/92, respectively, and accordingly may not be used in connection with any offer to purchase or sell any shares or GDRs or as part of any form of general solicitation or advertising in circumstances that would constitute an offer to the public in Greece.

Canada

Each international manager, severally and not jointly (a) acknowledges that the distribution of shares or GDRs in Canada is being made only on a basis exempt from the requirement that the Company prepares and files a prospectus with the securities regulatory authorities in each province or territory where trades of shares or GDRs are effected; (b) represents and warrants that it has complied with, or is exempt from, the dealer registration requirements of the securities regulatory authorities in each province or territory where trades of shares or GDRs are effected; (c) represents, warrants and agrees with the Company that any offer or sale of the shares or GDRs in Canada by it has been and will be made in accordance with applicable securities laws in each relevant jurisdiction in Canada; (d) agrees with the Company to file any required reports or documents with the securities regulatory authorities in each relevant jurisdiction in Canada; and (e) agrees with the Company that the distribution of the shares or GDRs shall not be advertised in Canada.

Japan

Each international manager represents and agrees that the shares and GDRs have not been and will not be registered under the Securities and Exchange Law of Japan and are not being offered or sold and may not be offered or sold, directly or indirectly, in Japan, or to, or for the benefit of, any resident of Japan except pursuant to any exemption from the registration requirements of, and otherwise in compliance with, (a) the Securities and Exchange Law of Japan and (b) other applicable laws and regulations of Japan. As used in this paragraph, the term resident of Japan means any person resident in Japan, including any corporation or other entity organised under the laws of Japan.

Netherlands

Each international manager represents and agrees that the shares and the GDRs have been and will not be offered or sold to any individuals or legal entities in the Netherlands other than to individuals or legal entities who or which trade in securities in the conduct of their profession or trade, which includes banks, securities intermediaries, insurance companies, pension funds, other institutional investors and commercial enterprises which, as an ancillary activity, regularly invest or trade in securities.

LEGAL MATTERS

The validity of the shares will be passed upon for PPC S.A. by Kyriakides-Georgopoulos, Greek counsel to PPC S.A. and the Hellenic Republic as selling shareholder and for the international managers by Law Office E. Stratigis, Greek counsel to the international managers. The validity of the GDRs will be passed upon for PPC S.A. by Allen & Overy, United States and English counsel to PPC S.A. and the selling shareholder and for the international managers by Freshfields Bruckhaus Deringer, United States and English counsel to the international managers.

INDEPENDENT AUDITORS

Our financial statements as at and for the three years ended 31st December, 2000 and as at and for the six months ended 30th June, 2000 and 2001 included in this offering circular have been audited by Arthur Andersen, independent auditors, as stated in their report included in this offering circular.

GENERAL INFORMATION

1) We are a corporation incorporated under Greek law 2773/1999 and pursuant to Presidential Decree 333/2000 (registered number 7829/01/B/00/768) in the Hellenic Republic on 1st January, 2001.

2) Arthur Andersen of 377 Syngrou Avenue, Athens 17671 have audited our financial statements for the years ended 31st December, 1998, 1999 and 2000 and the six months ended 30th June, 2000 and 2001, included in this offering circular, which have been prepared in accordance with IAS. These consolidated financial statements are subject to qualifications by Arthur Andersen in their audit report. The Arthur Andersen report is qualified as to the sufficiency of detail of our fixed asset register, which precluded them from performing certain audit tests and the absence of provisions in our financial statements, prior to 2000, for pensions and social security liabilities. Arthur Andersen's report on the financial statements prepared in accordance with IAS is included in this offering circular.

   Arthur Andersen have given and have not withdrawn their written consent to the inclusion in this offering circular of their name, report and references to them in the form and context in which they appear and have authorised the contents of their report for the purposes of Regulation 6(1)(e) of the Financial Services and Markets Act 2000 (Official Listing of Securities) Regulations 2001.

   American Appraisal (Hellas) Limited have given and have not withdrawn their written consent to the inclusion of this offering circular of their name, report and references to them in the form and context in which they appear and have authorised the contents of their report for the purposes of Regulation 6(1)(e) of the Financial Services and Markets Act 2000 (Official Listing of Securities) Regulations 2001.

3) The following contracts have been or will be entered into by us in connection with the combined offering:

   (a) the Underwriting Agreement and the Greek underwriting agreement;

   (b) the Deposit Agreement.

4) For a period of 14 days from the date of this offering circular, copies of the following documents (together with English translations thereof where appropriate) will be available for inspection during normal business hours at the offices of Allen & Overy, One New Change, London EC4M 9QQ:

   (a) our articles of incorporation;

   (b) this offering circular;

   (c) our audited consolidated financial statements for the financial periods ended 31st December, 1998, 1999 and 2000 and 30th June, 2000 and 2001, including the report of Arthur Andersen on such financial statements;

   (d) the contracts referred to in paragraph (3) above; and

   (e) the American Appraisal valuation report referred to in American Appraisal's summary report included in this offering circular.

5) Except as disclosed in "Our Business — Legal Proceedings" on pages 93 to 95, we are not involved in any legal or arbitration proceedings, which may have, or have had during the last 12 months, a significant effect on our financial position, nor are we aware that any such proceedings are pending or threatened.

6) Except as disclosed in this offering circular, there has been no material adverse change in the financial position or prospects of the Company or its subsidiaries since 31st December, 2000, and there has been no significant change in the financial or trading position of the Company and its subsidiaries since 30th June, 2001.

7) The offer and sale of the shares and the GDRs was authorised and approved at an extraordinary general assembly of the Company held on 22nd November, 2001 and the issuance of this offering circular was approved by the board of directors at a meeting held on •, 2001. All consents, approvals, authorisations or other orders required under the prevailing laws of the Hellenic Republic have been given or obtained for the offer and sale of the shares and the GDRs.

8) Under our articles of incorporation, our objectives are, *inter alia*, the carrying on of commercial and industrial activities in the energy sector in Greece and abroad, including the carrying on of commercial and industrial activities in the electricity sector, both in Greece and abroad, the engineering and design, supervision, construction, maintenance and operation of power stations, the carrying on of commercial and industrial activities in the telecommunications sector and the participation in enterprises carrying on similar activities.

9) The combined offering commenced on • and is expected to close on •.

GLOSSARY OF SELECTED ELECTRICITY TERMS

The following explanations are not technical definitions, but they could assist investors in understanding some of the terms used in this document:

Base load	Minimum continuous demand in a power system.
Base load station	A station normally operated to meet all or part of the base load and which consequently produces electricity at an essentially constant rate. A base load station typically has relatively high capital costs and low unit operating costs.
CCGT (Combined Cycle Gas Turbine)	A type of generating unit that produces electricity through the combined operation of both gas turbines and steam turbines. Conventional boilers or other generators recover and use the heat exiting from gas turbines to run the steam turbines.
CO_2	Carbon dioxide.
Co-generation	The simultaneous generation of steam for industrial or other purposes and for electricity generation.
Distribution network	The low, medium and high voltage lines, connections and installations in the Hellenic Republic required for the distribution of electricity from the transmission system to the end customers. The distribution network includes the electricity network on the autonomous islands.
Electricity Directive	Directive 96/92 of the European Parliament and of the Council of the European Union.
Forced Outage Factor	The amount of energy that a power station did not produce during the year because of unplanned outages as a percentage of the maximum energy that the station could have produced during that year, operating continuously at installed capacity.
Generating unit	An electric generators together with the turbine or other device which drives it.
Gigawatt (GW)	1,000,000,000 watts (1,000 megawatts).
Gigawatt hour (GWh)	One gigawatt of power supplied or demanded for one hour.
Immediate availability	The amount of available energy that a power station could have produced, net of energy losses due to the power station during that year, as a percentage of the maximum energy that the station could have produced during that year, operating continuously at installed capacity.
Installed capacity	The nameplate capacity of a generating unit.
Intermediate load station	A station normally operated to meet the range of demand from base load and peak load.
Kilovolt (kV)	1,000 volts.
Kilovolt ampere (kVA)	1,000 volt amperes.
Kilowatt (kW)	1,000 watts.
Kilowatt hour (kWh)	One kilowatt of power supplied or demanded for one hour.
Km	Kilometre.
Megawatt (MW)	1,000,000 watts (1,000 kilowatts).

Megawatt hour (MWh)	One megawatt of power supplied or demanded for one hour.
Megavolt ampere (MVA)	1,000,000 volt amperes.
NOx	Nitrogen oxides.
Peak load station	A station normally operated to meet the maximum electrical demand in a stated period of time. A peak load station is characterised by quick start times and generally high operating costs but low capital costs.
SO_2	Sulphur dioxide.
Substation	Electricity installation which switches and/or changes or regulates the voltage of electricity in a transmission and distribution system.
Terawatt (TW)	1,000,000,000,000 watts.
Terawatt hour (TWh)	One terawatt of power supplied or demanded for one hour.
Total availability	The amount of available energy that a power station could have produced, net of all energy losses during the year, as a percentage of the maximum energy that the station could have produced during that year, operating continuously at installed capacity.
Transmission system	The high voltage lines, connections and installations in the Hellenic Republic and the equipment and control installations required for the uninterrupted transfer of electricity from one power station to a sub-station, from one sub-station to another sub-station or to and from any connection. The transmission system does not include the generation facilities, lines and high voltage installations forming part of the distribution network, nor the electricity network on the autonomous islands.
Volt	The basic unit of electrical potential analogous to water pressure.
Volt ampere	The basic unit of apparent electrical power.
Watt	The basic unit of active electrical power.

[Intentionally Left Blank]

INDEX TO FINANCIAL STATEMENTS

PUBLIC POWER CORPORATION S.A. AND SUBSIDIARIES

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT

To:
Public Power Corporation S.A.

We have audited the accompanying consolidated balance sheets of Public Power Corporation S.A. (a Greek Corporation) and its subsidiaries (the "Company") as at December 31, 1998, 1999 and 2000 and June 30, 2000 and 2001 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the years ended December 31, 1998, 1999 and 2000 and the six month periods ended June 30, 2000 and 2001 (expressed in millions of Greek Drachmae). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. An audit also includes an assessment of the accounting principles used and significant judgements and estimates made by management, as well as an evaluation of the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As further explained in Note 19 to the accompanying financial statements, under Law 2773/99, enacted on December 22, 1999, the Greek State assumed all the Company's pension, medical and other employee benefit liabilities. Prior to that date, because of uncertainties regarding the Company's legal obligations in respect of such benefits towards its employees and pensioners, the Company was unable to quantify the related amounts and, accordingly, was accounting for such costs on a cash basis. As a result, (a) the accompanying balance sheet as at December 31, 1998 does not include, on an actuarially determined basis in accordance with International Accounting Standards, the above liabilities (b) the statements of operations for the years 1998 and 1999 do not include, on the above actuarial basis, the related costs and (c) the statement of operations for 1999 does not include the relief that was granted, on December 22, 1999, when the Greek State assumed the above liabilities.

As further explained in Note 12 to the accompanying financial statements, the Company does not maintain a sufficiently detailed fixed asset register and, as a result, we could not verify the related accounts to a physical count, on a test basis, of the respective fixed assets.

In our opinion, except for the effect on the balance sheet as at December 31, 1998 and on the statements of operations for the years ended December 31, 1998 and 1999, of not accounting for the pension and other liabilities discussed in the third paragraph above, and such adjustments, if any, as might have been disclosed had we been able to perform the audit tests and procedures necessary as discussed in the preceding paragraph, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Public Power Corporation S.A. and its subsidiaries as at December 31, 1998, 1999 and 2000 and as at June 30, 2000 and 2001 and the results of their operations and their cash flows for the years ended December 31, 1998, 1999 and 2000 and the six month periods ended June 30, 2000 and 2001, in accordance with International Accounting Standards.

ARTHUR ANDERSEN

Athens, Greece
October 26, 2001

PUBLIC POWER CORPORATION S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 1998, 1999, 2000 AND JUNE 30, 2000 AND 2001
(Expressed in millions of Greek Drachmae)

		December 31,				June 30,		
	Note	1998* GRD	1999 GRD	2000 GRD	*2000 Euro*	2000 GRD	2001 GRD	*2001 Euro*
					in millions			*in millions*
ASSETS								
Current Assets:								
Cash and cash equivalents	6	19,524	25,493	4,754	*14*	39,360	121,514	*357*
Marketable and other securities	7	16,225	19,934	20,603	*60*	20,752	24,083	*70*
Trade receivables, net	8	163,736	166,780	170,803	*501*	165,962	171,691	*504*
Other receivables, net	9	69,824	71,331	30,362	*89*	41,201	34,550	*101*
Materials, spare parts and supplies, net	10	166,735	196,769	193,778	*569*	200,826	195,814	*575*
PPC Personnel Insurance Organisation	19	0	0	92,878	*273*	51,606	35,879	*105*
Other current assets	11	6,934	10,518	17,583	*52*	8,199	5,516	*16*
Total current assets		442,978	490,825	530,761	*1,558*	527,906	589,047	*1,728*
Non-Current Assets:								
Property, plant and equipment, net	12	1,659,898	1,787,487	1,970,723	*5,783*	1,864,122	2,046,079	*6,005*
Intangible assets, net	13	480	454	1,264	*4*	303	1,057	*3*
Deferred tax assets	16	27,760	30,554	32,357	*95*	34,149	39,298	*115*
Other non-current assets	14	33,388	30,035	22,288	*65*	20,964	14,543	*43*
Total non-current assets		1,721,526	1,848,530	2,026,632	*5,947*	1,919,538	2,100,977	*6,166*
Total assets		2,164,504	2,339,355	2,557,393	*7,505*	2,447,444	2,690,024	*7,894*
LIABILITIES AND EQUITY								
Current Liabilities:								
Trade and other payables	15	147,119	153,585	187,855	*551*	181,160	177,608	*521*
Income tax payable	16	0	6,359	7,725	*23*	13,832	21,732	*64*
Accrued and other current liabilities	17	24,777	32,006	34,905	*102*	30,468	40,101	*118*
Short-term borrowings	20	35,355	21,997	10,144	*30*	18,568	7,430	*22*
Current portion of long-term debt	21	268,675	248,365	198,820	*583*	173,356	190,895	*560*
Total current liabilities		475,926	462,312	439,449	*1,289*	417,384	437,766	*1,285*
Non-Current Liabilities:								
Long-term debt, net of current portion	21	1,184,759	1,320,589	1,537,453	*4,512*	1,449,714	1,607,711	*4,718*
Provisions	18	51,468	55,995	60,709	*178*	59,298	61,739	*181*
Deferred income tax liability	16	27,469	30,855	34,593	*102*	31,461	36,309	*107*
Deferred subsidies & customers' contributions	23	300,942	319,434	330,961	*971*	326,046	348,497	*1,023*
Other non-current liabilities	24	111,202	115,458	113,374	*333*	107,417	137,147	*402*
Total non-current liabilities		1,675,840	1,842,331	2,077,090	*6,096*	1,973,936	2,191,403	*6,431*
Equity:								
Share capital	25	0	0	220,000	*646*	0	220,000	*646*
State contributions	25	38,797	38,797	0	*0*	38,797	0	*0*
Reversal of fixed assets' statutory revaluation surplus, included in share capital	12	0	0	(181,203)	*(532)*	0	(181,203)	*(532)*
Reserves	26	66,030	80,401	77,467	*227*	77,605	76,773	*225*
Accumulated Deficit		(92,089)	(84,486)	(75,410)	*(221)*	(60,278)	(54,715)	*(161)*
Total equity	36	12,738	34,712	40,854	*120*	56,124	60,855	*178*
Total liabilities and equity		2,164,504	2,339,355	2,557,393	*7,505*	2,447,444	2,690,024	*7,894*

***The balance sheet as at December 31, 1998 does not reflect a substantial liability to employees and pensioners. This liability was assumed by the Greek State in accordance with the provisions of Law 2773/99 enacted on December 22, 1999 (see note 19).**

Exchange rate used for the convenience translation of the December 31, 2000 and June 30, 2001 balances: GRD 340.75 to € 1.00

The accompanying notes are an integral part of these balance sheets.

PUBLIC POWER CORPORATION S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000
AND FOR THE SIX MONTHS ENDED JUNE 30, 2000 AND 2001
(Expressed in millions of Greek Drachmae—except per share data)

		December 31,				June 30,		
	Note	1998* GRD	1999* GRD	2000 GRD	*2000 Euro*	2000 GRD	2001 GRD	*2001 Euro*
					in millions			*in millions*
REVENUES:								
Revenue from energy sales		839,980	897,054	966,285	*2,836*	472,087	496,240	*1,456*
Other		8,862	9,192	11,042	*32*	5,309	5,643	*17*
	30	848,842	906,246	977,327	*2,868*	477,396	501,883	*1,473*
EXPENSES:								
Payroll cost	31	217,287	231,837	233,396	*685*	118,259	122,642	*360*
Pension deficit	19	43,056	45,751	—	—	—	—	—
Fossil fuel		128,463	130,209	138,696	*407*	68,072	66,100	*194*
Liquid fuel		103,791	109,532	165,479	*486*	67,179	68,305	*200*
Natural gas		18,171	38,135	93,610	*275*	38,439	53,499	*157*
Depreciation & amortisation	32	53,499	60,629	73,041	*214*	30,757	38,795	*114*
Impairment loss	4(h)	0	0	14,774	*43*	0	0	*0*
Utilities and maintenance		19,210	24,121	27,015	*79*	12,458	10,758	*31*
Materials and consumables		19,460	22,381	23,900	*70*	13,238	12,808	*38*
Energy purchases		15,878	5,854	10,673	*31*	3,034	14,297	*42*
Third party fees		3,467	4,382	6,167	*18*	2,111	3,352	*10*
Taxes and duties		4,609	4,976	5,239	*15*	2,684	3,632	*11*
Provision for risks		1,995	4,372	2,518	*7*	1,202	911	*3*
Provision for slow-moving materials		1,189	1,216	2,400	*7*	1,335	1,828	*5*
Provision for doubtful accounts		2,656	4,877	2,842	*8*	1,281	1,409	*4*
Other expenses	33	14,838	14,780	24,439	*72*	16,300	6,883	*20*
COST OF ENERGY SOLD		647,569	703,052	824,189	*2,418*	376,349	405,219	*1,189*
PROFIT FROM OPERATIONS		201,273	203,194	153,138	*450*	101,047	96,664	*284*
Financial expenses	34	(167,004)	(131,871)	(114,833)	*(337)*	(56,461)	(48,240)	*(142)*
Financial income		12,915	15,362	11,427	*34*	5,707	2,950	*9*
Foreign currency gains (losses), net		(51,350)	(68,593)	(32,596)	*(96)*	(23,408)	(4,311)	*(13)*
Other income (expense), net	35	9,238	12,714	5,235	*15*	5,489	2,177	*6*
PROFIT (LOSS) BEFORE TAX		5,072	30,806	22,371	*66*	32,374	49,240	*145*
Provision for income taxes	16	(6,070)	(9,035)	(13,901)	*(41)*	(8,842)	(13,707)	*(40)*
PROFIT (LOSS) AFTER TAX		(998)	21,771	8,470	*25*	23,532	35,533	*104*
Earnings (loss) per share, basic and diluted		(4.54)	98.96	38.50	*0.11*	106.96	161.51	*0.47*
Weighted average number of shares		220,000,000	220,000,000	220,000,000	*220,000,000*	220,000,000	220,000,000	*220,000,000*

***The statements of operations for the years ended December 31, 1998 and 1999 do not reflect a provision for a substantial liability to employees and pensioners. This liability was assumed by the Greek State in accordance with the provisions of Law 2773/99 enacted on December 22, 1999 (see note 19).**

Exchange rate used for the convenience translation of the December 31, 2000 and June 30, 2001 balances: GRD 340.75 to € 1.00

The accompanying notes are an integral part of these statements.

PUBLIC POWER CORPORATION S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000
AND THE SIX MONTHS ENDED JUNE 30, 2001
(Expressed in millions of Greek Drachmae)

			Reserves				
	Share Capital	Reversal of Revaluation Gains	Marketable Securities Valuation Surplus	Tax Free and Other Reserves	Total	Accumulated Deficit	Grand Total
Balance, December 31, 1997	38,797	—	2,842	49,967	52,809	(81,040)	10,566
Net loss for the year	—	—	—	—	0	(998)	(998)
Dividends declared	—	—	—	—	0	(931)	(931)
Transfer to reserves	—	—	—	9,188	9,188	(9,188)	0
Transfer to taxes payable	—	—	—	(1,260)	(1,260)	—	(1,260)
Valuation of marketable securities	—	—	5,367	—	5,367	—	5,367
Other movements	—	—	—	(74)	(74)	68	(6)
Balance, December 31, 1998	38,797	—	8,209	57,821	66,030	(92,089)	12,738
Net income for the year	—	—	—	—	—	21,771	21,771
Dividends declared	—	—	—	—	—	(1,730)	(1,730)
Transfer to reserves	—	—	—	12,469	12,469	(12,469)	0
Valuation of marketable securities	—	—	1,970	—	1,970	—	1,970
Other movements	—	—	—	(68)	(68)	31	(37)
Balance, December 31, 1999	38,797	—	10,179	70,222	80,401	(84,486)	34,712
Net income for the year	—	—	—	—	—	8,470	8,470
Establishment of share capital	181,203	(181,203)	—	—	0	—	0
Valuation of marketable securities	—	—	(2,354)	—	(2,354)	—	(2,354)
Other movements	—	—	—	(580)	(580)	606	26
Balance, December 31, 2000	220,000	(181,203)	7,825	69,642	77,467	(75,410)	40,854
IAS 39 transition adjustment on valuation of swap agreements	—	—	—	—	—	(14,838)	(14,838)
Net income for the period	—	—	—	—	—	35,533	35,533
Valuation of marketable securities	—	—	(694)	—	(694)	—	(694)
Balance, June 30, 2001	220,000	(181,203)	7,131	69,642	76,773	(54,715)	60,855

The accompanying notes are an integral part of these statements.

PUBLIC POWER CORPORATION S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2000
(Expressed in millions of Greek Drachmae)

			Reserves				
	Share Capital	Reversal of Revaluation Gains	Marketable Securities Valuation Surplus	Tax Free and Other Reserves	Total	Accumulated Deficit	Grand Total
Balance, December 31, 1999	38,797	—	10,179	70,222	80,401	(84,486)	34,712
Net income for the period	—	—	—	—	0	23,532	23,532
Valuation of marketable securities	—	—	(2,216)	—	(2,216)	—	(2,216)
Other movements	—	—	—	(580)	(580)	676	96
Balance, June 30, 2000	38,797	—	7,963	69,642	77,605	(60,278)	56,124

The accompanying notes are an integral part of this statement.

PUBLIC POWER CORPORATION S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000
AND THE SIX MONTHS ENDED JUNE 30, 2000 AND 2001
(Expressed in millions of Greek Drachmae)

	December 31,				June 30,		
	1998 GRD	1999 GRD	2000 GRD	*2000 Euro*	2000 GRD	2001 GRD	*2001 Euro*
				in millions			*in millions*
Cash Flows from Operating Activities:							
Net income for the year/period	(998)	21,771	8,470	*25*	23,532	35,533	*104*
Adjustments to reconcile net income to net cash provided by operating activities:							
Depreciation & amortisation	84,820	94,611	110,309	*324*	48,586	57,541	*169*
Amortisation of subsidies & customers' participation	(23,971)	(25,853)	(27,422)	*(80)*	(13,269)	(14,091)	*(41)*
Impairment loss	0	0	14,774	*43*	0	0	*0*
Fair value loss of swaps	0	0	0	*0*	0	2,408	*7*
Gain on sale of marketable securities	(871)	(2,892)	0	*0*	0	0	*0*
Interest income	(7,886)	(8,857)	(5,485)	*(16)*	(2,877)	(1,255)	*(4)*
Provision for risks	5,981	10,620	17,018	*50*	12,981	4,267	*13*
Unrealised foreign exchange differences on long-term debt	39,240	51,910	22,691	*67*	23,864	4,021	*12*
Unrealised gain from distribution network retirements	(2,489)	(3,069)	(3,482)	*(10)*	(1,563)	(1,981)	*(6)*
Provision for unbilled revenue	(4,717)	(2,491)	(3,674)	*(11)*	(2,448)	(2,058)	*(6)*
Provision for income taxes	6,070	9,035	13,901	*41*	8,842	13,707	*40*
Interest expense	156,076	120,896	106,337	*312*	52,458	43,671	*128*
Operating profit before working capital changes	251,255	265,681	253,437	*744*	150,106	141,763	*416*
(Increase) Decrease in:							
Accounts receivable, trade and other	(4,402)	(6,938)	30,716	*90*	25,052	(4,426)	*(13)*
Other current assets	(1,087)	(4,257)	(7,709)	*(23)*	865	11,258	*33*
PPC-Personnel Insurance Organisation	0	0	(92,878)	*(273)*	(51,606)	56,998	*167*
Materials, spare parts and supplies	(8,984)	(25,111)	7,556	*22*	(2,268)	97	*0*
Other long-term assets	(249)	(2,927)	(1,271)	*(4)*	(245)	1,164	*4*
Increase (Decrease) in:							
Accounts payable	(3,987)	5,524	36,055	*106*	29,288	(10,252)	*(30)*
Other long-term liabilities	4,584	4,256	(2,085)	*(6)*	(8,041)	(234)	*(1)*
Accrued liabilities excluding bank loan interest	2,074	4,566	7,347	*22*	4,569	6,429	*19*
Income taxes paid	(4,307)	(2,084)	(10,600)	*(31)*	(4,359)	(4,925)	*(14)*
Other taxes paid	(1,260)	0	0	*0*	0	0	*0*
Net Cash from Operating Activities	233,637	238,710	220,568	*647*	143,361	197,872	*581*
Cash Flows from Investing Activities:							
Capital expenditure for property and equipment and software	(243,377)	(225,363)	(312,768)	*(918)*	(126,661)	(134,759)	*(395)*
Disposal of fixed assets and software	55	122	157	*0*	27	89	*0*
Proceeds from subsidies and customers' contributions	43,887	44,342	38,953	*114*	19,882	31,627	*93*
Proceeds from OAE bonds	3,780	4,601	6,281	*18*	6,281	9,315	*27*
Interest received	7,131	9,530	6,129	*18*	4,331	2,065	*6*
Proceeds from sale of marketable securities	1,219	3,335	10	*0*	0	0	*0*
Acquisition of marketable securities	0	(502)	0	*0*	0	0	*0*
Investment in subsidiaries	0	0	(298)	*(1)*	0	(147)	*0*
Net Cash used in Investing Activities	(187,305)	(163,935)	(261,536)	*(768)*	(96,140)	(91,810)	*(269)*
Cash Flows from Financing Activities:							
Net change in short-term borrowings	(930)	(13,358)	(11,853)	*(35)*	(3,429)	(2,714)	*(8)*
Proceeds from long-term debt	386,879	348,176	393,091	*1,153*	166,007	114,233	*335*
Principal payments of long-term debt	(275,449)	(284,422)	(248,518)	*(729)*	(135,737)	(55,916)	*(164)*
Interest paid	(155,266)	(118,234)	(110,787)	*(325)*	(58,564)	(44,903)	*(132)*
Dividends paid	(1,768)	(931)	(1,730)	*(5)*	(1,730)	0	*0*
Other	(6)	(37)	26	*0*	99	(2)	*0*
Net Cash from (used in) Financing Activities	(46,540)	(68,806)	20,229	*59*	(33,354)	10,698	*31*
Net increase in cash and cash equivalents	(208)	5,969	(20,739)	*(61)*	13,867	116,760	*343*
Cash and cash equivalents at beginning of year/period	19,732	19,524	25,493	*75*	25,493	4,754	*14*
Cash and cash equivalents at end of year/period	19,524	25,493	4,754	*14*	39,360	121,514	*357*

Exchange rate used for the convenience translation of the December 31, 2000 and June 30, 2001 balances: GRD 340.75 to € 1.00

The accompanying notes are an integral part of these statements.

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

1. COMPANY'S FORMATION AND OPERATIONS:

Public Power Corporation ("PPC" or "Company") was established in 1950 for an unlimited duration as a corporation for electricity generation, transmission and distribution throughout Greece. PPC headquarters are located at 30 Chalkokondili Street, Athens, 104-32 Greece. Company's employees at December 31, 1998, 1999 and 2000 and at June 30, 2000 and 2001 totaled approximately 33,500, 32,900, 31,600, 32,300 and 31,000, respectively.

As an integrated electric utility, the Company generates electricity in its own 99 power generating stations, transmits electricity through approximately 10,900 kilometres of high voltage power lines and distributes electricity to consumers through approximately 195,000 kilometres distribution network. The Company also produces the lignite for its lignite-fired power stations from its five lignite mines.

2. LEGAL FRAMEWORK:

Until the enactment of Law 2773/1999, referred to as the Liberalisation Law, the Company operated as a wholly owned state utility whose objective was to develop the country's energy resources and to provide low cost electricity to support the development of the Greek economy. In 1999, the Hellenic Republic enacted the Liberalisation Law, which incorporated the provisions of Directive 96/92 of the European Parliament and of the Council of the European Union or the Electricity Directive, into Greek legislation and which liberalised the Greek electricity market. The Liberalisation Law provided for, among other provisions, the transformation of PPC into a *société anonyme*, to enable the Company to adopt commercial objectives. PPC's transformation to a *société anonyme* became effective on January 1, 2001.

The main provisions of Law 2773 are the following:

- The establishment of the Energy Regulatory Authority ("RAE"), with the function of monitoring the operation of all sectors of the Greek energy market. RAE became fully operational on July 1, 2000.
- Competition in power generation will be introduced through the granting of generating licences, in respect of the main interconnected system.
- Ownership of the national grid ("transmission system" and "distribution network") remains and will continue to remain exclusively with PPC. PPC is entitled to use the system, for other, non-electricity related, purposes (such as telecommunications), subject to obtaining any necessary licences.
- PPC is entitled to operate and exploit the distribution network.
- Supply of energy to Eligible and, as regards PPC to Non-Eligible customers too, is permitted to the holders of a supply licence.
- Effective February 19, 2001, with the exception of non-interconnected islands consumers with an annual consumption of more than 100 GWh per point of consumption (eligible customers) are allowed to conclude supply contracts with energy suppliers on the basis of private agreements as defined in decisions of the Ministry of Development on the RAE's recommendations. Supply of energy to non-eligible customers is an obligation of PPC.
- Under Article 34, an independent legal entity, the "Public Power Corporation Personnel Insurance Organisation" ("PIO"), was established, which will operate separately from PPC. PPC will pay to PIO solely all employer and employee contributions, with any eventual pension and health insurance shortfall being funded by the State Budget (Note 19).
- The Greek State is not permitted to hold less than 51% of the voting shares of PPC after any increase in its share capital (Note 25).

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

Hellenic Electricity Transmission System Operator S.A. ("HTSO"): Law 2773 provided for the establishment of the System Operator, a *société anonyme* operating under the rules of private economy and subject to the provisions of Law 2190/1920. Presidential Decree 328/7.12.00 through which the HTSO was officially incorporated on December 12, 2000, announced its Articles of Incorporation, which among others, specified the following:

1. PPC has the exclusive ownership rights of the transmission system and the obligation to develop it according to the planning of the HTSO, as well as to maintain it and ensure its operational and technical integration.
2. The HTSO shall operate, exploit, ensure the maintenance and implement the development of the transmission system throughout the country, as well as of its interconnections with other networks, in order to ensure the country's energy supply in a sufficient, secure, economically efficient and reliable manner.
3. The share capital of the HTSO is set at GRD 100 million (10,000 registered shares, of Greek Drachmae ten thousands par value each). The Greek State must always own at least 51% of the share capital. Generation licence holders connected to the System, including PPC, may own the remaining 49% in proportion to their generating capacity connected to the transmission system.
4. Matters corresponding to terms and conditions of the employment of PPC personnel by the HTSO by way of seconded staff shall be regulated by a contract between PPC and the HTSO. The HTSO will compensate PPC for the respective costs.
5. PPC will receive compensation from the HTSO for the use of the transmission system.
6. PPC is entitled to use the transmission system, as its exclusive owner, for other, non-energy related, purposes (such as telecommunications, subject to obtaining any necessary licences).

On January 16, 2001, PPC paid GRD 49 million to the HTSO (Note 14) for 49% of its initial share capital. On February 16, 2001, PPC and HTSO entered into an agreement as described under item (4) above. To-date, approximately 160 PPC employees have been transferred to the HTSO. These employees remain on PPC's payroll. Under the terms of such agreement, PPC shall be refunded for all payroll and other benefits as well as the employer's contributions, plus a percentage reflecting any other type of indirect cost relating to the administrative support services of such employees. The above percentage has not yet been determined.

On May 3, 2001, PPC and HTSO entered into another agreement as described under item (5) above which was also approved by RAE and the Ministry of Development. As specified in the agreement and in Law 2773, the calculation of the compensation fee will incorporate PPC's budgeted, direct and indirect transmission costs, depreciation of assets, and a return on PPC's invested capital in the transmission system. The compensation fee has not yet been quantified by PPC.

Up to June 30, 2001, the total costs incurred by PPC on behalf of the HTSO, since its incorporation on 12 December 2000, totaled GRD 1,379, reflecting payroll, organisational studies and various other expenses. PPC intends in accordance with the agreements, to charge this amount, together with the compensation fee to the HTSO. However, this has neither been billed nor charged, as at June 30, 2001.

Public Service Obligations: The Company, being the dominant local electricity provider in Greece, is subject to public service obligations that affect its costs, and which may not be imposed on prospective competitors. The Company will only receive compensation from the HTSO for meeting its service obligations to the extent there are competitors. This compensation will be in proportion to the Company's public sector obligations in relation to those of its competitors.

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

3. BASIS OF PRESENTATION:

(a) ***Basis of Financial Statements:*** The accompanying financial statements are prepared under the historical cost convention as modified by the revaluation of certain assets to fair value and assuming the Company will continue as a going concern. They comply with International Accounting Standards ("IAS") as issued by the International Accounting Standards Committee (IASC) and interpretations issued by the Standard Interpretation Committee (SIC) of the IASC. There are no such standards adopted in advance of their effective dates. The Company presents its financial statements in accordance with IAS for the first time. The accompanying financial statements have been based on the reissued statutory financial statements (see below), appropriately adjusted and reclassified by certain out-of-book memorandum adjustments for conformity with the standards prescribed by the International Accounting Standards Committee.

(b) ***Statutory Accounting:*** The Company until recently maintained its accounting records and prepared its financial statements for regulatory purposes largely in accordance with Greek Corporate Law 2190/1920 and the applicable tax legislation, except that no reserves were established for asset writedowns, for certain liabilities and provisions. Based on Law 2941/12.9.2001, recently ratified by the Greek Parliament, management proceeded in the full adoption of accounting standards provided by the Greek Corporate Law and the Greek National Chart of Accounts and reissued financial statements under Greek GAAP for fiscal years 1998 onwards. Under the provisions of Law 2941/12.9.2001, all adjustments deemed necessary for the full adoption of Greek GAAP were recorded in a separate account in shareholders' equity. This account balance will be offset with the revaluation surplus that will result from the presentation of the Company's fixed assets at fair market values (Note 12).

(c) ***Approval of Financial Statements:*** The Company's reissued statutory financial statements for the years ended December 31, 1998, 1999 and 2000 and for the six month periods ended June 30, 2000 and 2001 have been approved by the Board of Directors on October 9, 2001 and the financial statements prepared under IAS for the same periods on October 24, 2001.

(d) ***Use of Estimates:*** The preparation of financial statements in conformity with IAS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

4. PRINCIPAL ACCOUNTING POLICIES:

The principal accounting policies used in the preparation of the accompanying financial statements are as follows:

(a) ***Basis of Consolidation:*** The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. Subsidiary undertakings (companies in which PPC directly or indirectly has an interest of more than one half of the voting rights or otherwise has power to exercise control over the operations) have been consolidated. Subsidiaries are consolidated from the date on which effective control is transferred to the Group and are no longer consolidated from the date of disposal. All significant intercompany balances and transactions have been eliminated. Where necessary, accounting policies for subsidiaries have been revised to ensure consistency with the policies adopted by the Company. The Company's subsidiaries (currently having limited operations) that were fully consolidated in the accompanying financial statements are as follows:

Consolidated Subsidiary	Ownership Interest	Country of Incorporation	Principal Activities
PPC Renewables S.A.	100%	Greece	Engineering, consulting, technical and commercial services
Cogen S.A.	100%	Greece	Consulting Services
PPC Telecommunications Services S.A.	100%	Greece	Telecommunication services

(b) ***Foreign Currency Translation:*** The Company's measurement as well as reporting currency is the Greek Drachmae. Transactions involving other currencies are converted into Greek Drachmae using the exchange rates which, were in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities that are denominated in other currencies are adjusted to reflect the current exchange rates. Gains or losses resulting from foreign currency adjustments are included in foreign currency gains (losses), net, in the accompanying statements of operations.

(c) ***Financial Instruments:*** Financial assets and liabilities carried on the balance sheet, include cash, cash equivalents, receivables, investments, current liabilities, long-term debt and derivative financial instruments. The accounting policies on recognition and measurement of these items are disclosed in the respective accounting policies included in this note. Financial instruments are classified as assets, liabilities or equity in accordance with the substance of the related contractual arrangement. Interest, dividends, gains and losses relating to financial instruments classified as assets or liabilities, are reported as income or expense, respectively. Financial instruments are offset when the Company has a legally enforceable right to offset and intends to settle either on a net basis or to realise the asset and settle the liability simultaneously.

(i) ***Fair Value:*** The carrying amounts reflected in the accompanying balance sheets for cash and cash equivalents, receivables, and current liabilities approximate their respective fair values due to the relatively short-term maturity of these financial instruments. The fair values of marketable securities are based on their quoted market prices. The fair values of long-term debt are as described in Note 21 below. The fair values of derivative instruments are based upon marked to market valuations (discounted cash flow analysis).

(ii) ***Credit Risk:*** The Company has no significant concentrations of credit risk with any single counterparty.

With respect to derivative financial instruments, the off-balance sheet risk in outstanding swap agreements involves both the risk of a counterparty not performing under the terms of the contract and the risk associated with changes in market value. The Company monitors its positions, the credit ratings of counterparties and the level of contracts it enters into with any counterparty. The counterparties to these contracts are major financial institutions. The Company has a policy of entering into contracts with parties that meet stringent qualifications and, given the high level of credit quality of its derivative counterparties, the Company does not believe it is necessary to enter into collateral arrangements.

(iii) ***Interest Rate and Foreign Currency Risk:*** With respect to its long-term debt, the management of the Company closely monitors the fluctuations in foreign currency exchange and in interest rates and evaluates the need to enter into any financial instruments to mitigate those risks, on an ongoing basis. In this respect, the Company enters into interest rate and currency swap contracts to reduce the exposure to interest rate and currency fluctuations.

Up to December 31, 2000 interest rate swaps were accounted for as cash flow type hedges of designated long-term debt on an accrual basis, as the interest rate swaps held were expected by the Company to be highly effective in achieving offsetting changes in the cash flows attributable to the hedged item. The interest payable and interest receivable under the swap is accrued and recorded as an adjustment to the interest expense of the designated long-term debt. Up to December 31, 2000 currency swaps were not recognised as assets and liabilities in the accompanying financial statements.

Effective January 1, 2001 in accordance with IAS 39 "Financial Instruments: Recognition and Measurement", such instruments are measured at fair values and recognised as assets or liabilities in the accompanying financial statements. The resulting transition adjustment has been included in equity as an adjustment to the opening balance of accumulated deficit.

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

Changes in the fair value of derivatives that are designated and qualify as cash flow hedges and that are highly effective are recognised in equity. Where a hedged forecasted transaction or firm commitment results in the recognition of an asset or of a liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability. Otherwise, amounts deferred in equity are transferred to the income statement and classified as revenue or expense in the same periods during which the hedged firm commitment or forecasted transaction affects the income statement. Certain derivative transactions, while providing effective economic hedges under the Company's risk management policies, do not qualify for hedge accounting under the rules in IAS 39. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39, are recognised immediately in the income statement.

(iv) ***Market Risk:*** The Company has not entered into any hedging transactions to cover its exposure to price movements arising from the purchase of the natural gas, electricity and liquid fuel.

(d) ***Property, Plant and Equipment:*** For financial reporting purposes, property, plant and equipment is stated at acquisition cost less accumulated depreciation. Assets constructed by PPC are added to property, plant and equipment at cost which includes direct technical payroll costs related to construction (inclusive of related employer contributions) and applicable general overhead costs. With the exception of assets relating to the distribution network (see Note 12), for all other assets that are retired or sold, their cost and related depreciation is removed from the accounts at the time of sale or retirement, and any gain or loss is included in the accompanying statements of operations. Repairs and maintenance are charged to expenses as incurred.

(e) ***Depreciation:*** Depreciation is calculated on a straight-line basis over the average estimated economic useful life rates, as follows:

Buildings and Civil Works:	
Hydro power plants	2%
Buildings of general use	5%
Industrial buildings	8%
Machinery and Equipment:	
Thermal power plants	4%
Mines	4%
Hydro power plants	2%
Autonomous diesel power plants	8%
Other	12%
Transmission lines and substations	2.5%
Distribution:	
Substations	6%
Low voltage distribution network	6%
Medium voltage distribution network	5%
Transportation assets	15% to 20%
Furniture, fixtures and equipment	20% to 30%

(f) ***Mining Activities:*** PPC owns and operates open pit lignite mines. Acquisition and initial (pre-production) development costs relating to mines are capitalised and amortised over the shorter of the life of the mine and twenty years. Exploration and ongoing (post-production) development costs are charged to the cost of lignite production as incurred. A provision for land restoration is established for the Company's estimated present obligation for restoration and is calculated based on the surface disturbed to date and the average cost of restoration per metric unit. It is accounted for on an accrual basis and is included in provisions (Note 18). The movement of the Company's

lignite deposits (mines that either operate or are about to commence operations) has as follows (in millions of tons of lignite):

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Reserve quantities, beginning	2,047	1,988	1,927	1,927	1,864
Extraction for the year/ period	59	61	63	32	32
Reserve quantities, ending	1,988	1,927	1,864	1,895	1,832

(g) ***Borrowing Costs:*** The Company follows the benchmark treatment provided in IAS 23 under which borrowing costs are recognised as an expense in the period in which they are incurred regardless of how borrowing proceeds are applied.

(h) ***Impairment of assets:*** IAS 36 requires that the recoverable amount of an asset should be estimated whenever there is an indication that the asset has suffered a significant impairment. It also requires an impairment loss to be recognised whenever the carrying amount of an asset exceeds its recoverable amount. The recoverable amount is measured as the higher between net selling price and value in use.

Net selling price is the amount obtainable from the sale of an asset in an arm's length transaction between knowledgeable, willing parties, after deducting any direct incremental disposal costs, while value in use is the present value of estimated future cash flows expected to arise from continuing use of an asset and from its disposal at the end of its useful life.

The determination of the Company's fixed assets' fair market value (in-use) at December 31, 2000, as further discussed in Note 12 below, indicated that certain of the Company's hydro power plants had suffered a permanent impairment of GRD 14,774, which is separately reflected in the accompanying statements of operations for the year ended December 31, 2000.

(i) ***Subsidies and Customers' Contributions for Fixed Assets:*** PPC obtains subsidies from the EU in order to fund specific projects executed through a specific time period. Furthermore, PPC's customers are required to participate in the initial network connection cost (metering devices, substations, network connections etc.) or other type of infrastructure. Subsidies and customers' contributions are recorded upon collection and are reflected as deferred income (subsidies and customers' contributions) in the accompanying balance sheets. Amortisation is accounted for in accordance with the useful life of the related assets, and is included in depreciation and amortisation in the accompanying statements of operations (Notes 23 and 32).

(j) ***Intangible assets:*** Intangible assets represent costs of purchased or self-generated software such as payroll, materials and services used and any other expenditure incurred in developing computer software and bringing the software into its intended use. Software costs are amortised on a straight-line basis over a period of three years. Amortisation is included in depreciation and amortisation in the accompanying statements of operations (Notes 13 and 32).

(k) ***Cash and Cash Equivalents:*** The Company considers time deposits and other highly liquid investments with original maturity of three months or less, to be cash equivalents. The adoption of IAS 39, which became effective on January 1, 2001, did not result in any transition adjustment as to the recognition and measurement of cash and cash equivalents.

(l) ***Marketable Securities:*** The Company has investments in equity securities that are traded on the Athens Stock Exchange. Up to December 31, 2000, these investments were classified as current as they are not generally intended to be retained on a long-term basis and are carried at

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

their market value (based on the quoted market price at each balance sheet date) in accordance with IAS 25 "Accounting for Investments". The difference in the market values was recorded directly as a separate component of equity, in case of an increase in carrying amounts, and as an expense in case of a decrease in carrying amounts to the extend that is not covered by a surplus previously recorded in equity. Investments in OAE bonds were carried at cost (Notes 7 and 14) plus accrued interest (Note 11).

Effective January 1, 2001 in accordance with IAS 39 "Financial Instruments: Recognition and Measurement", these investments, excluding OAE bonds, are classified as available for sale. Any unrealised gains or losses are recognised directly in equity. When the investment is sold, collected or otherwise disposed of, or when the carrying amount of the investment is impaired, the cumulative gain or loss recognised in equity is transferred to the income statement. Investments in OAE bonds are classified as held to maturity and carried at amortised cost. The adoption of IAS 39 did not result in any transition adjustment as to the recognition and measurement of marketable securities.

(m) Accounts Receivable: Accounts receivable, are stated at their face value, net of any provisions for non-collectible balances. The adoption of IAS 39, which became effective January 1, 2001, did not result in any transition adjustment as to the recognition and measurement of accounts receivable.

(n) Provisions and Contingencies: Provisions are recognised when the Company has a present legal or constructive obligation as a result of past events and it is probable that an outflow of resources embodying economic benefits will be required to settle this obligation, and a reliable estimate of the amount of the obligation can be made. Provisions are reviewed at each balance sheet date and adjusted to reflect best current estimates. Contingent liabilities are not recognised in the financial statements but are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. Contingent assets are not recognised in the financial statements but are disclosed when an inflow of economic benefits is probable.

(o) Income Taxes (Current and Deferred): Current and deferred income taxes are computed based on the stand alone financial statements of each of the entities included in the consolidated financial statements, in accordance with the tax rules in force in Greece. Income tax expense consists of income taxes for the current year based on the Company's profits as adjusted in its tax returns, using current tax rates. Deferred income taxes are provided using the liability method for all temporary differences arising between the tax basis of assets and liabilities and their carrying values for financial reporting purposes. No deferred tax asset is recorded if it is not probable that the related tax benefit will be realised in the foreseeable future. For transactions recognised directly in equity, any related tax effects are also recognised directly in equity. Computation is made using the enacted tax rates. Temporary differences giving effect to such taxes are explained in Note 16.

(p) Revenue recognition: Revenue from all types of customers is accounted for on an accrual basis. At each balance sheet date, unbilled revenue is recorded to account for electricity delivered and consumed by customers but not yet billed (Notes 8 and 30).

(q) Materials and Spare Parts: Materials and spare parts principally relate to power plant, transmission and distribution network maintenance and are stated at the lower of cost or net realisable value, the cost being determined using the weighted average method. These materials are recorded in inventory when purchased and then are expensed or capitalised to plant, as appropriate, when installed. Provision, for slow moving materials and spare parts, is accounted for in the accompanying financial statements.

(r) Fossil fuel: Fossil fuel mainly consists of the production cost of lignite, extracted from PPC's own mines. All costs incurred for the extraction of lignite are treated as production costs. Consumption of lignite is separately reflected in operating expenses in the accompanying

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

statements of operation. Management believes that lignite reserves are adequate to cover the current and anticipated levels of supply for energy generation by lignite-fired thermal power stations for many years.

(s) ***Liquid Fuel:*** Liquid fuel (fuel and diesel oil) is generally purchased from a State owned oil company, Hellenic Petroleum S.A. The contract expired in August 2001 and currently the Company is in the process of concluding a new one. PPC has the right to purchase from other suppliers as well. The cost of liquid fuel reflects purchase price plus any taxes (other than VAT), levies and other costs necessary for the storage in PPC's warehouses. Liquid fuel costs are expensed as consumed and are separately reflected in the accompanying statements of operations. Effective January 1, 2001, and following the requirements of IAS 39, the above contract is not accounted for as a derivative as it is a normal purchase contract which is intended to be settled by the Company by taking delivery in the normal course of business, and for which the Company does not intend to settle net (either with the counterparty or by entering into offsetting contracts).

(t) ***Natural Gas:*** Natural gas is purchased from a State owned company, the Public Natural Gas Supply S.A. ("DEPA") under a contract expiring in 2016. Prices are mainly dependent on the current market prices of heavy oil, gas oil and certain types of crude oil. To a lesser extent they depend on national and international financial indices. Payments are made in local currency. Natural gas fuel is expensed as purchased, as the Company does not own any storage facilities. Consumption of natural gas is separately reflected in the accompanying statements of operation. Effective January 1, 2001, and following the requirements of IAS 39, the above contract is not accounted for as a derivative as it is a normal executory contract which is intended to be settled by the Company by taking delivery in the normal course of business, and for which the Company does not intend to settle net (either with the counterparty or by entering into offsetting contracts).

(u) ***Electricity:*** Electricity is periodically purchased under short-term contracts. Electricity purchase costs are expensed as consumed and are separately reflected in the accompanying statements of operation. Effective January 1, 2001, and following the requirements of IAS 39, the above contracts are not accounted for as derivatives as they are normal executory contracts which are intended to be settled by the Company by taking delivery in the normal course of business, and for which the Company does not intend to settle net (either with the counterparty or by entering into offsetting contracts).

(v) ***Segment information:*** Prior to 2001, the Company managed its operations on an integrated utility basis. As a result of the implementation of EU Directive 96/92 and as part of its transformation into a société anonyme, discussed in Note 2 above, the Company has adopted a new organisational and management structure, which will reflect its core business, and accordingly, effective January 1, 2002, the Company will present segment information for its core business segments.

(w) ***Earnings per Share:*** Basic earnings per share are computed by dividing net income by the weighted average number of shares outstanding during each year/ period. There were no dilutive securities outstanding during the years/ periods presented. All share and per share amounts have been adjusted to give retroactive effect to the establishment of the Company's share capital discussed in Note 25.

5. TRANSLATIONS OF GREEK DRACHMAE AMOUNTS INTO EURO:

The Company's financial statements are stated in Greek Drachmae. The translation of the Greek Drachmae amounts into EURO is included solely for the convenience of the reader, using the locked euro-zone exchange rate of GRD 340.75 to € 1.00. The convenience translation should not be construed as representation that the Greek Drachmae amounts have been, could have been, or could in the future be, converted into EURO at this or any other rate of exchange.

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

6. CASH AND CASH EQUIVALENTS:

Amounts in the accompanying balance sheets are analysed as follows:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Cash at hand	553	359	887	1,968	703
Cash in banks	9,652	10,815	1,548	9,073	12,492
Bank of Crete (Note 15)	2,319	2,319	2,319	2,319	2,319
Time deposits	7,000	12,000	0	26,000	106,000
	19,524	25,493	4,754	39,360	121,514

Interest earned on cash in banks and time deposits is accounted for on an accrual basis and amounted to GRD 4,182, GRD 5,724, GRD 3,604, GRD 1,806 and GRD 608 for the years 1998, 1999 and 2000 and for the six months ended June 30, 2000 and 2001, respectively.

The significant decrease in cash balances for the year ended December 31, 2000 is due to the repayment of long-term debt in late 2000. The significant increase in cash balances during the six months period ended June 30, 2001 is due to the receipt (on June 29, 2001) of GRD 105,800 from the Greek State (Note 19).

7. MARKETABLE AND OTHER SECURITIES:

Amounts in the accompanying balance sheets are analysed as follows:

	December 31,			June 30,	
Equity securities:	1998	1999	2000	2000	2001
—Chalkis Cement S.A.	1,934	1,934	1,934	1,934	0
—Heracles Cement Co	0	0	0	0	2,494
—National Bank of Greece	6,879	11,627	9,272	9,411	8,018
—Bank of Greece	176	0	0	0	0
—Titan S.A.	2,537	0	0	0	0
—Evetam	88	82	82	82	82
	11,614	13,643	11,288	11,427	10,594
OAE bonds (current portion)	4,601	6,281	9,315	9,315	13,489
Other	10	10	0	10	0
	16,225	19,934	20,603	20,752	24,083

Chalkis Cement S.A. ("Chalkis") was a company listed on the Athens Stock Exchange. The trading of Chalkis' shares was suspended on March 26, 1991 and was accounted for at cost. Following Chalkis' absorption by Heracles Cement Co. ("Heracles"—listed on the Athens Stock Exchange) the Chalkis' shares were exchanged for Heracles' shares in June 2001 and at June 30, 2001 were valued according to the quoted market price for Heracles' shares. At December 31, 1998 the cost of the above equity securities was GRD 3,405, while at December 31, 1999 and 2000 and at June 30, 2000 and 2001, the cost was GRD 3,463.

Proceeds from the sale of equity securities for 1998 and 1999 totaled GRD 1,219 and GRD 3,335 respectively, while the respective resulting gains totaled GRD 871 and GRD 2,892. There were no sales of equity securities during 2000 and the six months ended June 30, 2001.

The change in net unrealised holding gain (loss) on equity securities available for sale totaled GRD 5,367, GRD 1,970, GRD (2,354), GRD (2,216) and GRD (694) in 1998, 1999, 2000 and the six months ended June 30, 2000 and 2001, respectively.

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

OAE bonds are bonds issued by the Greek State in June 1992 in order to pay the debts of ailing companies. In this respect PPC, which had outstanding debts from ailing companies, received in June 1992 bonds with a face value of GRD 37,466 (representing GRD 26,424 of principal and GRD 11,042 of interest for the period from June 10, 1992 through June 10, 1994, separated in five series) maturing at various dates, from June 10, 1998 through June 10, 2002, as follows:

	December 31,			June 30,	
Maturity	1998	1999	2000	2000	2001
June 1999	4,601	0	0	0	0
June 2000	6,281	6,281	0	0	0
June 2001	9,315	9,315	9,315	9,315	0
June 2002	13,489	13,489	13,489	13,489	13,489
	33,686	29,085	22,804	22,804	13,489
Less current portion	(4,601)	(6,281)	(9,315)	(9,315)	(13,489)
Long-term portion (Note 14)	29,085	22,804	13,489	13,489	0

Interest on these bonds is accounted for on an accrual basis. Accrued interest at December 31, 1998, 1999, 2000 and at June 30, 2000 and June 30, 2001, totaled GRD 2,127, GRD 1,454, GRD 810, GRD NIL and GRD NIL, respectively and is included in other current assets in the accompanying balance sheets (Note 11).

Interest income for the years ended December 31,1998, 1999 and 2000 and the six-months ended June 30, 2000 and June 30, 2001 totaled GRD 3,704, GRD 3,133, GRD 1,881, GRD 1,071 and GRD 647, respectively and is included in financial income in the accompanying statements of operations.

The majority of the above bonds are used by PPC as collateral in obtaining short-term bank borrowings (Note 20).

8. TRADE RECEIVABLES:

Amounts in the accompanying balance sheets are analysed as follows:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
High voltage	26,898	26,726	20,608	18,858	19,852
Medium and low voltage	111,686	114,771	119,188	115,920	119,800
Customers contributions	2,320	2,155	1,636	2,034	1,649
	140,904	143,652	141,432	136,812	141,301
Unbilled revenue	54,370	56,861	60,535	59,309	62,593
	195,274	200,513	201,967	196,121	203,894
Less: Allowance for doubtful accounts	(31,538)	(33,733)	(31,164)	(30,159)	(32,203)
	163,736	166,780	170,803	165,962	171,691

High voltage customer balances relate to receivables from sales of energy to 25 large industrial companies, which are invoiced at the end of each calendar month, based on individual agreements and actual metering.

Medium voltage customers are mainly small industrial companies. Billing is on a monthly basis based on actual meter readings.

Low voltage customers are mainly residential customers. The majority of low voltage customers are billed every four months based on actual meter readings, while interim bills are issued every two months based on the energy consumed during the corresponding period in the prior year.

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

Revenues from the supply of electricity to medium and low voltage customers provided during the period from the last meter reading and billing through each reporting date are accounted for as unbilled revenue.

Allowance for doubtful customers is made for specific balances relating to high voltage customers, while the allowance for medium and low voltage customers is based on the balances reported by the Company's billing system as outstanding in excess of twelve months, for which provisions are made in full.

The movement on the allowance for doubtful accounts is as follows:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Beginning balance	29,177	31,538	33,733	33,733	31,164
Provision	2,571	4,877	2,842	1,281	1,409
Utilised	(210)	(2,682)	(5,411)	(4,855)	(370)
Ending balance	31,538	33,733	31,164	30,159	32,203

9. OTHER RECEIVABLES:

Amounts in the accompanying balance sheets are analysed as follows:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Value Added Tax	15,421	15,421	0	7,062	0
Amounts in dispute with tax authorities	8,438	12,716	12,716	12,716	12,284
Income tax advance	6,194	0	0	0	0
Greek Post Office (ELTA)	2,010	2,352	2,467	2,324	3,063
Social security funds, in dispute	6,553	6,553	6,553	6,553	6,553
Social security funds, current	2,678	2,785	2,556	3,162	3,821
State participation in employees social security contributions (short-term portion)	1,038	1,480	2,007	1,746	1,904
Pensioners advances, in dispute	1,793	1,793	1,793	1,793	1,793
Pensioners advances, current	10,689	14,008	0	0	0
Loans to employees	4,417	4,685	5,070	5,343	4,976
Employees' current accounts	658	808	727	910	964
Receivables from contractors	9,345	3,755	3,117	3,828	4,661
Tax withholdings	1,068	1,328	1,399	1,528	1,479
Other	7,868	11,993	303	9,644	1,398
	78,170	79,677	38,708	56,609	42,896
Less: Allowance for doubtful accounts	(8,346)	(8,346)	(8,346)	(15,408)	(8,346)
	69,824	71,331	30,362	41,201	34,550

The movement on the provision for doubtful accounts is as follows:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Beginning balance	8,261	8,346	8,346	8,346	8,346
Provision	85	0	7,062	7,062	0
Utilised	0	0	(7,062)	0	0
Ending balance	8,346	8,346	8,346	15,408	8,346

Value Added Tax ("VAT"): The amount relates to VAT overpayment during the period from 1987-1993. Of this amount, GRD 8,359, was settled in June 2000 (Note 16). The remaining amount of GRD 7,062 was fully provided at June 30, 2000 and was written off in August 2000.

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

Disputes with tax authorities: In 1995 the tax authorities performed a preliminary payroll tax audit for the years from 1983 to 1995, and assessed to the Company GRD 13,820 relating to supplementary payroll tax and penalties. In 1998, the tax authorities performed a preliminary tax audit of the years 1995 to 1997 and assessed additional income taxes and penalties of GRD 10,464. The Company brought the cases before the tax courts by paying the amount of GRD 13,718. The majority of the above assessments are still pending before the courts, despite the fact that certain of their elements were finalised in the Company's favour. A provision of GRD 12,800 is included in "Provisions" (Note 18) in the accompanying financial statements to cover the Company's exposure relating to the cases that are not expected to be finalised in the Company's favour.

Social security funds in dispute: The amount relates to social security contributions (years 1983-1993) of employees who have worked with other employers before joining PPC. As PPC undertook the obligation for their pensions and other related benefits, part of their contributions to other social security funds (mainly IKA, the major Greek social security fund), has been claimed by PPC. The claim was not accepted by IKA and the case was brought by PPC before the courts. Following an adverse court decision, management intends to file an appeal. An equal provision has been established for the non-collection of the amount.

State participation in employees' social secutity contributions: The amount represents the State contribution to the social security contributions of employees who started working after January 1, 1993.

Advances to pensioners in dispute: The amount of GRD 1,793 represents an advance payment made in 1993 to pensioners in relation to the litigation discussed in Note 29.e.

Pensioners' advances: The amounts relate to advance payments to new pensioners (monthly pension and lump-sum payments) until their pension is officially approved, as well as advance payments of regular pensions to pensioners. Effective January 1, 2000, these amounts have been classified as receivables from PIO (Note 19).

10. MATERIALS, SPARE PARTS AND SUPPLIES:

Amounts in the accompanying balance sheets are analysed as follows:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Fossil fuel (mainly lignite)	10,965	11,867	11,007	11,482	8,872
Liquid fuel	16,627	18,346	18,436	20,688	19,148
Materials and spare parts	130,993	145,359	157,595	148,115	158,303
Advances to suppliers	41,055	55,318	43,261	55,998	47,840
	199,640	230,890	230,299	236,283	234,163
Provision for slow-moving materials and spare parts	(32,905)	(34,121)	(36,521)	(35,457)	(38,349)
	166,735	196,769	193,778	200,826	195,814

11. OTHER CURRENT ASSETS:

Amounts in the accompanying balance sheets are analysed as follows:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Value Added Tax, current account	0	4,082	13,819	4,756	1,023
Prepaid expenses	3,798	4,333	2,328	3,184	3,673
OAE accrued interest (Note 7)	2,127	1,454	810	0	0
Other	1,009	649	626	259	820
	6,934	10,518	17,583	8,199	5,516

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

Value Added Tax: The change of the VAT balance from payable until 1998 (Note 15) to a receivable balance is mainly due to the fact that effective January 1, 1999 sales of energy are subject to VAT of 8% (18% until December 31, 1998). The Company's purchases (materials, services etc.) are subject to VAT of 18%.

12. PROPERTY, PLANT AND EQUIPMENT:

Amounts in the accompanying balance sheets are analysed as follows:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Cost:					
Land	17,692	19,850	19,839	20,044	20,849
Mines (expropriation and development costs — Note 4f)	74,831	90,925	101,633	92,898	112,950
Buildings	351,047	420,033	423,692	421,047	428,115
Machinery	1,316,023	1,497,526	1,647,145	1,534,679	1,691,647
Transportation assets	24,536	26,560	29,030	28,252	29,602
Furniture and equipment	61,064	66,567	68,779	66,339	69,914
Construction in progress	324,683	266,525	384,117	345,341	451,111
	2,169,876	2,387,986	2,674,235	2,508,600	2,804,188
Accumulated Depreciation:					
Land	0	0	0	0	0
Mines	35,550	39,257	43,018	41,138	44,900
Buildings	78,873	91,214	104,987	97,687	113,587
Machinery	336,260	401,038	476,699	431,872	516,529
Transportation assets	16,901	19,311	22,200	20,658	23,538
Furniture and equipment	42,394	49,679	56,608	53,123	59,555
Construction in progress	0	0	0	0	0
	509,978	600,499	703,512	644,478	758,109
Net Book Value:					
Land	17,692	19,850	19,839	20,044	20,849
Mines	39,281	51,668	58,615	51,760	68,050
Buildings	272,174	328,819	318,705	323,360	314,528
Machinery	979,763	1,096,488	1,170,446	1,102,807	1,175,118
Transportation assets	7,635	7,249	6,830	7,594	6,064
Furniture and equipment	18,670	16,888	12,171	13,216	10,359
Construction in progress	324,683	266,525	384,117	345,341	451,111
	1,659,898	1,787,487	1,970,723	1,864,122	2,046,079

Fixed Assets Register: The company's fixed assets register does not provide sufficiently detailed information that would enable the determination of the historical cost of each individual asset, and its subsequent statutory revaluations, additions, disposals etc. Furthermore, the fixed assets register does not provide technical or other operational data that would facilitate physical verification of assets, either from the register to the specific asset or vice versa. With the exception of transportation assets and office equipment, no physical counts of fixed assets have been performed in the past. The Company has initiated the process of developing a detailed fixed assets register, which is expected to reconcile costs to identifiable individual items and incorporate the results of the appraisal revaluation (see paragraph "Appraisal of fixed assets" below). Any differences relating to prior years will be charged to opening retained earnings with an expected equal adjustment to the appraisal surplus. This process is expected to be completed within 2002.

Legal Status of Property: The Company is in the process of preparing a detailed listing of all its real property, as such information is not provided by the fixed assets register which will be filed with the Land Registry to enable the Company to obtain ownership and encumbrances certificates.

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

Insurance Coverage: The Company's property, plant and equipment are located all over Greece and therefore the risk of a major loss is reduced. PPC does not carry any form of insurance coverage on its property, plant and equipment, save for its information technology equipment.

Retirements and Disposals of the Distribution Network: As the Company's fixed assets register does not provide sufficient details to enable the identification of the original cost or accumulated depreciation of a retired or disposed asset, the distribution network fixed assets which are disposed are not removed from the fixed assets register. Estimated values of items retired are transferred to the warehouse stock and classified as spare parts and materials. Upon warehousing and for financial reporting purposes a contra account under fixed assets is credited with an amount equal to the estimated value of the item warehoused. The related accumulated depreciation as of the retirement date is estimated to be 50% of the warehouse value. The net book value of such retirements, as estimated by the Company, for 1998, 1999, 2000 and the six months ended June 30, 2000 and 2001, totaled GRD 2,489, GRD 3,069, GRD 3,482, GRD 1,563 and GRD 1,981, respectively.

Statutory Revaluation of Fixed Assets: In accordance with Greek tax legislation, fixed assets are periodically revalued (usually every four years). These revaluations relate to machinery (until 1987), land, mines and buildings and are based on non-industry specific indices that were determined by the Government through Ministerial Decisions. Both cost and accumulated depreciation are increased by these indices while the net revaluation surplus is credited to reserves in equity. These statutory revaluations, the latest of which was done at December 31, 2000, do not meet the criteria required by IAS 16 "Property, plant and equipment", and accordingly have been reversed in the accompanying financial statements. Such reversal was made on a class of asset rather than on an individual asset basis, because the fixed assets register does not provide information to enable the determination of the historical cost of each individual asset. As of December 31, 2000, revaluations that have been performed in the past resulted in a total revaluation surplus of GRD 322,921 out of which GRD 181,203 was used to set up part of the Company's share capital (Note 25).

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

Additions to Fixed Assets: Additions to cost and accumulated depreciation and other movements in fixed assets for 1998, 1999 and 2000 as well as the six months period ended June 30, 2000 and 2001 had as follows:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Additions:					
Land	37	2,322	1,175	208	1,052
Mines	348	16,093	10,708	1,974	11,317
Buildings	27,432	69,428	15,471	1,014	4,420
Machinery	141,530	188,760	158,847	40,278	47,551
Transportation assets	3,220	2,055	2,221	1,701	577
Furniture and equipment	4,541	5,985	5,025	2,418	1,322
CIP additions	228,772	233,109	307,563	118,486	123,287
CIP transfers	(171,863)	(291,268)	(189,971)	(39,670)	(56,293)
	234,017	226,484	311,039	126,409	133,233
Depreciation expense:					
Land	0	0	0	0	0
Mines	3,637	3,707	3,760	1,881	1,884
Buildings	12,411	12,341	13,774	6,473	8,599
Machinery	58,571	67,849	79,309	32,396	41,817
Transportation assets	2,736	2,436	2,911	1,354	1,480
Furniture and equipment	7,355	7,855	9,918	6,203	3,445
	84,710	94,188	109,672	48,307	57,225
Impairment:					
Land	0	0	1,408	0	0
Buildings	0	0	11,382	0	0
Machinery	0	0	1,984	0	0
	0	0	14,774	0	0
Cost of Disposals:					
Land	1	0	21	15	41
Mines	0	0	0	0	0
Buildings	2	0	0	0	0
Machinery	4,977	6,142	7,245	3,125	4,000
Transportation assets	14	27	25	7	143
Furniture and equipment	517	691	3,007	2,770	512
	5.511	6,860	10,298	5,917	4,696
Accumulated depreciation of Disposals:					
Land	0	0	0	0	0
Mines	0	0	0	0	0
Buildings	2	0	0	0	0
Machinery	2,490	3,071	3,648	1,563	1,987
Transportation assets	14	26	22	7	142
Furniture and equipment	462	570	2,989	2,759	498
	2,968	3,667	6,659	4,329	2,627
Other movements/transfers:					
Land	0	(164)	243	0	0
Mines	0	0	0	0	0
Buildings	58	(441)	(430)	0	3
Machinery	(1,038)	(1,115)	0	0	952
Transportation assets	177	(5)	275	(2)	136
Furniture and equipment	9,897	211	194	124	325
	9,094	(1,514)	282	122	1,416

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

Stranded Costs: Stranded costs relate to excess costs incurred by the Company as a result of investment decisions or legislative obligations that the Company undertook for reasons of public policy. These mainly comprise of costs resulting from the construction of excess generating capacity. Article 24 of the EU Directive (see Note 2) recognises that such costs may not be recovered after the liberalisation of the electricity market and states that Member States can introduce transitional regimes and/or grant companies with financial compensation, subject to the approval of the European Commission.

Appraisal of Fixed Assets: In July 2001, the Company engaged American Appraisal, an independent firm of appraisers to conduct a valuation of its fixed assets as of December 31, 2000. Such valuation was completed in late September 2001. Following the allowed alternative treatment of IAS 16 the Company intends to present its fixed assets at December 31, 2002, for both statutory and financial reporting purposes, at appraised values. From December 31, 2002 onwards the Company intends to have an independent revaluation performed for each class of assets once every five years. Any surplus will be reflected separately in shareholder's equity, will be amortised over the useful life of the related assets and will be charged (credited) to retained earnings.

The Company, for purposes of providing the reader with a better understanding of the impact of the American Appraisal valuation to the Company's equity and statements of operations, presents the following illustrative financial information which has been prepared under the assumption that the revaluation had been recorded in the fiscal year ended December 31, 2000. However, the illustrative financial information presented below is not necessarily indicative of the results of operations or related effects on financial position that would have been or will be attained had the revaluation mentioned above been recorded in the fiscal year ended December 31, 2000.

BALANCE SHEET—December 31, 2000

Assets	
Fixed assets at appraised values	
Land	113,614
Mines	58,616
Buildings	480,516
Machinery	1,879,227
Transportation	12,721
Furniture and equipment	32,046
Software	1,500
CIP	384,117
	2,962,357
Other assets	585,405
Total assets	3,547,762

Liabilities and shareholders' equity	
Liabilities	2,516,539
Shareholders' equity	
Share capital	220,000
Appraisal surplus	990,369
Retained earnings/(accumulated deficit) and reserves	(179,146)
Total Equity	1,031,223
Total liabilities and shareholders' equity	3,547,762

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

STATEMENTS OF OPERATIONS

	December 31,	June 30,	
	2000	2000	2001
Revenues	977,327	477,396	501,883
Operating expenses (excluding depreciation)	(751,148)	(345,592)	(366,424)
Depreciation expense	(151,132)	(71,671)	(80,854)
Other	(130,767)	(68,673)	(47,424)
Profit (loss) before tax	(55,720)	(8,540)	7,181
Provision for income tax[a]	(13,901)	(8,842)	(13,707)
Profit (loss) after tax	(69,621)	(17,382)	(6,526)

(a) The tax deductibility of the additional depreciation charge which relates to the fixed assets appraisal (approximately GRD 78 billion, GRD 41 billion and GRD 42 billion, for the year ended December 31, 2000 and the six month periods ended June 30, 2000 and 2001, respectively), has been approved by the Ministry of Finance, but its exact application and extent is still to be determined. Accordingly, the related tax effect is not reflected in the above provision.

The above information has been prepared solely for illustrative purposes and for the convenience of the reader of this report. The above condensed statements have been prepared after having incorporated the American Appraisal valuation of fixed assets and having reflected the effect of such valuation on the depreciation expense for the year ended December 31, 2000 and the six months period ended June 30, 2000 and 2001, based on the following assumptions:

- Additions and retirements during the period from January 1, 2000 to June 30, 2001 have been added (deleted) from the accounts at cost which is assumed to be equal to fair market values.
- Based on management representations received by American Appraisal, there have been no significant movements in fair values during the period from January 1, 2000 to June 30, 2001 and, accordingly, the fair values estimated at December 31, 2000 were consistently applied during the above period. It should be noted that, during the above period, there have been no major currency fluctuations of the Greek Drachmae and the inflation rate has not exceeded 4% per annum.
- The Appraisal Report is stated in US dollars. The translation of the US dollars amounts into Greek Drachmae was made using the exchange of US $ 1.00 to GRD 375.0, as disclosed in the Appraisal Report.

As disclosed in the Appraisal Report, "Fair Market Value is defined as the estimated amount at which the property might be expected to exchange between a willing buyer and a willing seller, neither being under compulsion, each having reasonable knowledge of all relevant facts, with equity to both. The fixed assets have been appraised assuming continued use of the facilities".

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

13. INTANGIBLE ASSETS:

Amounts in the accompanying balance sheets represent software costs and are analysed as follows:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Cost:					
Beginning balance	1,868	2,396	2,747	2,747	3,639
Additions	207	397	1,448	129	93
Other movements	322	0	0	0	13
Disposals	(1)	(46)	(556)	(549)	0
	2,396	2,747	3,639	2,327	3,745
Accumulated Amortisation:					
Beginning balance	1,544	1,916	2,294	2,294	2,375
Additions	110	423	637	279	316
Other movements	263	0	0	0	(3)
Disposals	(1)	(46)	(556)	(549)	0
	1,916	2,293	2,375	2,024	2,688
Net Book Value	480	454	1,264	303	1,057

14. OTHER NON-CURRENT ASSETS:

Amounts in the accompanying balance sheets are analysed as follows:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Interest on liquid fuel purchases	418	0	0	0	0
Swap assets (Note 4.c and 22)	0	0	0	0	6,761
OAE bonds (Note 7)	29,085	22,804	13,489	13,489	0
Deferred loan fees and expenses	1,841	5,048	6,485	5,176	6,011
Social security (long-term portion)	2,044	2,183	2,016	2,299	1,326
Investment in affiliates	0	0	298	0	445
	33,388	30,035	22,288	20,964	14,543

Investment in affiliates at June 30, 2001, represent the Company's participation in the share capital of the HTSO (Note 2) and its participation in Evergy S.A. (subsidiary of PPC Telecommunications S.A.) at an amount of GRD 396.

In addition the Company has a 28.56% stake in Larco S.A., an ailing company, which was acquired prior to 1996 for the amount of GRD 15,943. Due to the poor financial condition of Larco, management determined that the investment has suffered a permanent impairment and, accordingly, the cost of this investment was written off prior to 1997.

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

15. TRADE AND OTHER PAYABLES:

Amounts in the accompanying balance sheets are analysed as follows:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Trade:					
Suppliers and contractors	42,790	51,150	69,304	71,328	54,302
Other	874	75	2,619	50	2,181
	43,664	51,225	71,923	71,378	56,483
Various Creditors:					
Municipalities' duties	45,945	54,546	56,151	60,113	64,320
Greek TV	14,721	15,601	15,140	15,499	15,566
Pensioners	114	84	221	212	257
Bank of Crete	4,107	4,107	4,107	4,107	4,107
Building sale proceeds	0	3,000	4,530	4,530	4,530
Other	12,627	11,760	15,420	8,564	13,052
	77,514	89,098	95,569	93,025	101,832
Other:					
Value Added Tax	9,990	0	0	0	0
Dividends (Note 28)	931	1,730	0	0	0
Social security funds	5,035	3,257	3,315	2,548	2,551
Tax settlement (Note 16)	0	0	3,536	3,536	3,536
Lignite levy	3,357	3,650	3,997	4,029	4,227
Tax on fixed assets' statutory revaluation	0	0	1,253	0	1,880
Taxes withheld	6,628	4,625	8,262	6,644	7,099
	25,941	13,262	20,363	16,757	19,293
	147,119	153,585	187,855	181,160	177,608

Municipalities and Greek TV: The amounts represent duties collected by PPC through the bills issued to medium and low voltage customers. The payment of such amounts to the beneficiaries is made by PPC at the end of each month and relates to collections made for the preceding two months. For this service PPC charges a fee of 2% and 0.5%, on the amounts collected on behalf of Municipalities and Greek TV, respectively. Such fees for the years ended December 31, 1998, 1999 and 2000 and the six months ended June 30, 2000 and 2001, totaled GRD 4,882, GRD 4,946, GRD 5,444, GRD 2,696, and GRD 2,946, respectively, and are included in other revenues in the statement of operations (Note 30). Furthermore, receivables from Municipalities relating to energy consumption, are offset against amounts paid for the duties collected on behalf of the Municipalities.

Bank of Crete: The amount relates to a dispute with the "Old Bank of Crete" since 1989, when the bank was under liquidation due to serious law violations revealed at that time. PPC deposits of GRD 2,319 (Note 6) with the bank were blocked, while the Company ceased the settlement of the loans then outstanding. The case is pending before the Supreme Court.

Lignite Levy: Based on Law 2446/96, effective 1997, the Company is obliged to pay a duty of 0.4% on its gross sales for the development and environmental protection of the three Prefectures (Kozani, Florina and Arkadia) where lignite power stations are in operation.

Building Sale Proceeds: The amount represents the proceeds from the sale of a building located in the center of Athens. The sale was concluded in late 1999 for a total consideration of GRD 4,530, of which GRD 3,000 was collected in December 1999 and GRD 1,530 in January 2000. Although the net

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

book value of the land and building at the date of sale of GRD 33 was removed from fixed assets and transferred to the profit and loss account, the sale proceeds were recorded as a liability to the new Pension Fund (PIO) which was established in late 1999 (Note 19).

Tax on Fixed Assets Statutory Revaluation Surplus: The amount represents tax on the revaluation surplus which resulted from the statutory revaluation of land and buildings that was made in December 1996 and 2000.

16. INCOME TAXES (CURRENT AND DEFERRED):

Income Tax Expense:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Current income taxes	4,307	8,443	11,966	11,831	18,932
Deferred income taxes	1,763	592	1,935	(2,989)	(5,225)
Total provision for income taxes	6,070	9,035	13,901	8,842	13,707

Pursuant to Law 2873/2000 and effective January 1, 2001, the tax rate for corporations not listed on the Athens Stock Exchange, is 37.5%, which is further reduced to 35% after January 1, 2002. The tax rate for listed corporations is 35%. The Company is subject to income taxes at 35%.

Tax returns are filed annually but the profits or losses declared for tax purposes remain provisional until such time, as the tax authorities examine the returns and the records of the taxpayer and a final assessment is issued. Tax carry forward losses, to the extent accepted by the tax authorities, can be used to offset profits of the five fiscal years following the fiscal year to which they relate.

In 2000, the tax audit of the Company's books for the fiscal years 1989 through 1999 was completed and additional taxes and penalties of GRD 26,039 were assessed. Of this amount, GRD 23,692 relate to the years 1989 through 1997, while GRD 1,256 and GRD 1,091 relate to 1998 and 1999, respectively. This amount was charged against the reserve, which was provided in prior years for probable future tax assessments.

The Company has agreed with the tax authorities to settle the above amount in five annual equal installments, the first being due on January 1, 2001, after deducting the amount of VAT receivable discussed in Note 9 above. As a result, the Company will pay GRD 17,680 (GRD 26,039 less GRD 8,359) in five installments of GRD 3,536, each.

In October 2001, the tax audit of the Company's books for fiscal year 2000 was completed and the tax authorities assessed additional income taxes of GRD 2,800. The December 31, 2000, financial statements include a provision of an equal amount.

For the unaudited six month period ended June 30, 2001, it is not possible to determine the extent of any additional income taxes and penalties that might be assessed as these will depend on the findings of the tax authorities. A provision has been made to cover for such additional probable future tax assessments.

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

An analysis and reconciliation of the nominal to the effective tax rate is set out below:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Profit before tax	5,072	30,806	22,371	32,374	49,240
Income tax calculated at nominal applicable tax rate of 35%	1,775	10,782	7,830	11,331	17,234
Provision for additional income taxes and penalties	1,256	1,149	2,973	750	1,000
Permanent differences:					
Tax effect on non tax deductible expenses					
Tax on revaluation of fixed assets	0	0	877	0	0
Non income tax assessments and penalties	0	0	1,714	72	14
Car expenses	297	258	304	135	127
Depreciation of mines revaluation	153	92	142	71	77
Other	793	704	410	275	399
Tax effect on non taxable profits					
Interest and other income from bank deposits and marketable securities	(3,511)	(4,413)	(2,607)	(1,188)	(2,932)
Other	306	301	(182)	(693)	(926)
Effect of adjustments processed in accordance with Law 2941/01, relating to permanent differences (Note 3b)	5,001	162	2,440	(1,911)	(1,286)
Total tax effect of permanent differences	3,039	(2,896)	3,098	(3,239)	(4,527)
Provision for income taxes	6,070	9,035	13,901	8,842	13,707

Deferred Income Taxes

Deferred income taxes are calculated on all temporary differences using the Company's statutory income tax rate of 35%. Deferred income tax assets are recognised for tax loss carry forwards only to the extent that realisation of the related tax benefit is probable.

The movement of the deferred income tax account is as follows:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Balance, beginning of year/period	2,054	291	(301)	(301)	(2,236)
Profit and loss account charge	(1,763)	(592)	(1,935)	2,989	5,225
Balance, end of year/period, net	291	(301)	(2,236)	2,688	2,989

Deferred income tax assets and liabilities shown in the accompanying balance sheets are as follows:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Deferred income tax asset	27,760	30,554	32,357	34,149	39,298
Deferred income tax liability	(27,469)	(30,855)	(34,593)	(31,461)	(36,309)
	291	(301)	(2,236)	2,688	2,989

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

The deferred tax charge (liability) in the accompanying consolidated statements of operations comprises the temporary differences resulting mainly from certain tax assessments that became tax deductible upon their payment. The deferred tax credit (asset) is mainly due to temporary differences resulting from certain provisions that become tax deductible upon realisation. Deferred income tax assets and liabilities are attributable to the following items:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Deferred income tax assets					
—Provision for materials, spare parts and supplies	11,517	11,943	12,782	12,410	13,298
—Provision for accounts receivable	2,710	3,493	3,507	5,973	4,866
—Provision for risks and accruals	13,533	15,118	16,068	15,574	19,928
—Other	0	0	0	192	1,206
Gross deferred tax asset	27,760	30,554	32,357	34,149	39,298
Deferred income tax liabilities					
—VAT assessments	(3,589)	(3,614)	(3,614)	(3,614)	(2,891)
—Long-term debt fees and expenses	(645)	(1,767)	(2,270)	(1,812)	(2,104)
—Mining acquisition and development costs	(649)	(853)	(1,060)	(987)	(1,086)
—Foreign exchange gains	(1,186)	(769)	(875)	0	(779)
—Depreciation	(21,382)	(23,834)	(26,403)	(25,030)	(27,660)
—Other	(18)	(18)	(371)	(18)	(1,789)
Gross deferred tax liability	(27,469)	(30,855)	(34,593)	(31,461)	(36,309)
Deferred tax asset (liability), net	291	(301)	(2,236)	2,688	2,989

No deferred tax asset has been accounted for in relation to the fixed assets statutory revaluation which has been reversed for the purposes of preparing financial statements under IAS as, the major part of it, is expected to be realised in periods extending beyond the foreseeable future (Note 12).

17. ACCRUED AND OTHER CURRENT LIABILITIES:

Amounts in the accompanying balance sheets are analysed as follows:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Interest on long-term debt	21,586	27,248	22,798	21,143	21,566
Natural gas	3,002	4,554	9,836	6,882	7,573
Accrued payroll	0	0	0	2,240	7,500
Other	189	204	2,271	203	3,462
	24,777	32,006	34,905	30,468	40,101

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

18. PROVISIONS:

Amounts in the accompanying balance sheets are analysed as follows:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Litigation with employees and third parties (Note 29.e)	32,993	37,365	39,883	38,566	40,794
Disputes with tax authorities (Note 9)	12,800	12,800	12,800	12,800	12,800
Mines' restoration (Note 4.f)	5,675	5,830	6,026	5,932	6,145
PIO fixed assets (Note 19)	0	0	2,000	2,000	2,000
	51,468	55,995	60,709	59,298	61,739

19. EMPLOYEE BENEFITS OBLIGATIONS:

Until December 31, 1999, the basic law defining the Company's pension, medical and other benefit plans was Law 4491/66 as amended and supplemented by laws 1902/90 and 2084/92. Under these laws there was no requirement for PPC to establish a separate pension fund and, accordingly, all employee and employer's contributions were vested in PPC. Such contributions, after deducting the pension and healthcare payments, generated a "property" which was quantified by a study conducted in 1995 by WYATT-PRUDENTIAL, to approximate, at December 31, 1992, GRD 1,300 billion. Schemes operated by PPC on behalf of its employees included a main pension plan, an auxiliary pension plan, medical benefits and lump sum payments. According to an actuarial study, the liability as of December 31, 1999 arising from the above insurance schemes amounted to approximately GRD 3,550 billion. Up to December 31, 1999, because of uncertainties regarding the level of the Company's legal obligations arising from the pension, medical and other benefit plans of its employees and pensioners, the Company was accounting for such costs on a cash basis. As further discussed in the following paragraphs, effective January 1, 2000, under Law 2773/99, the Greek State substitutes PPC in all insurance obligations towards its employees and pensioners.

Establishment of the PPC Personnel Insurance Organisation ("PIO")

According to Law 2773/1999, a public entity was established under the name "Public Power Corporation Personnel Insurance Organisation" ("PIO"), for the purpose of undertaking the social security schemes of the personnel and the pensioners of PPC, as they were at the date the Law was effected. Accordingly, effective January 1, 2000, PIO is responsible for the main and auxiliary pension insurance and the health and welfare insurance of its insured persons, as provided by Law 4491/1966. Law 2773/1999 and P.D.51/27.2.2001 among others, specify the following:

1. The study conducted by WYATT-PRUDENTIAL in 1995 (see above) for quantifying the "property" incorporated in the assets of PPC has, effective December 31, 1998, to be updated periodically under the same methodology and assumptions used by WYATT-PRUDENTIAL. The State fully acknowledges that the above "property" is incorporated in PPC accounts and substitutes PPC in all insurance liabilities towards its employees and pensioners. Payments made by the State to the PIO will be considered as a reduction of the above "property", as updated at any time.

2. The State shall transfer to PIO a percentage of the proceeds from any sale of the States PPC shares to third parties, equal to 20% for the first 25% of the shares sold and to 15% for any subsequent sale of shares.

3. Until the State establishes specific funds in its budget, PPC shall continue to cover all insurance costs of its personnel and pensioners. Effective January 1, 2000, PPC will be reimbursed by the State, within the framework described in item (1) above, for any difference between revenues and expenses of PIO, as well as for all expenses incurred by the Personnel Insurance Department of PPC and any other obligations that it may have.

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

4. PPC, by decision of its Board of Directors, shall concede to PIO, without any consideration, the ownership of buildings, vehicles, furniture and equipment of the kinder-gardens, medical centers, holiday camps and other facilities used by the Personnel Insurance Department of PPC at the time the Law enters into force. Any maintenance expenses shall be undertaken by PIO.
5. PPC shall continue, at least up to December 31, 2002, to render to PIO any support services necessary for the PIO operation (data processing, legal and technical services etc.) at an annual fee that will be agreed by both parties.
6. Any unexpected events that would create extraordinary insurance obligations (e.g. voluntary personnel retirement) are to be incurred by PPC.
7. Additional earnings of PIO will constitute a fee from the transmission system usage and a fee from the recovery of stranded costs.

In connection with the above:

- According to the pension studies discussed above, it is likely that the PIO's liabilities exceed its assets. Although PPC has no legal obligation to cover PIO's deficits, there is no guarantee that PPC will not be required to contribute in meeting future shortfalls.
- Fixed assets that will be transferred to PIO at no consideration (see (4) above), have been estimated to amount to approximately GRD 2 billion (net book value). A provision of an equal amount has been established in the accompanying financial statements (Note 18) in the period to December 31, 2000.
- Personnel insurance schemes transactions for the years ended December 31, 1998 1999 and 2000 and the six-months ended June 30, 2000 and 2001, are as follows:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Payments made by PPC for personnel insurance schemes	158,097	167,140	186,125	86,220	99,339
Less: Employees' and employer's contributions	115,041	121,389	125,011	62,120	62,301
Shortfall	43,056	45,751	61,114	24,100	37,038

The shortfall for the years 1998 and 1999 was charged to operations and is separately reflected in the accompanying statements of operations.

The shortfall for the year 2000 and the six months ended June 30, 2000 and 2001, plus advances to pensioners and reimbursable costs are reflected as amounts due from the PIO in the accompanying December 31, 2000, June 30, 2000 and June 30, 2001 balance sheets.

The amounts due from PIO are as follows:

	December 31, 2000	June 30, 2000	June 30, 2001
Cumulative shortfall	61,114	24,100	98,152
Advances to pensioners	17,326	18,361	19,278
Costs reimbursable to PPC (see (3) above)	14,438	9,145	24,249
	92,878	51,606	141,679
Less: Collections from the State	0	0	(105,800)
	92,878	51,606	35,879

Costs reimbursable to PPC consist of: a) the PPC Personnel Division expenses, b) accrued pensioners' Christmas bonus and, c) cost of energy supplied to pensioners at discounted rates.

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

The PIO Board of Directors was appointed by a Ministerial Decision in August 2001, and, accordingly, final clearance and reconciliation of the amounts and balances with PIO has not yet been finalised.

On June 29, 2001, the Company collected from the State GRD 105,800 against the amounts due from PIO.

20. SHORT-TERM BORROWINGS:

At December 31, 1998, 1999 and 2000 and June 30, 2000 and 2001, the Company had outstanding repurchase agreements with two banks, under which the OAE bonds (Note 7) are used as collateral in obtaining short-term financing. The maturity of these repurchase agreements is in the range of 30 to 182 days, while the Company maintains the right to repurchase the bonds at a fixed price. The above repurchase agreements include a covenant that the Company should not cease to be a corporation controlled as to at least, 51% by the Greek State. These short-term borrowings are carried at amortised cost using the effective interest rate method.

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Face value of bonds given as collateral	33,525	21,262	9,830	18,563	7,430
Repurchase amount	37,095	23,139	10,324	19,158	7,554
Amount outstanding at year/ period end	35,355	21,997	10,144	18,568	7,430

21. LONG-TERM DEBT:

Amounts in the accompanying balance sheets are analysed as follows:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Bank loans	1,160,951	1,132,797	1,170,757	1,139,465	1,231,710
Bonds payable	291,146	434,915	564,343	482,405	565,749
Bills payable	1,337	1,242	1,173	1,200	1,147
	1,453,434	1,568,954	1,736,273	1,623,070	1,798,606
Less current portion:					
• Bank loans	144,192	134,293	198,743	120,427	190,823
• Bonds payable	124,317	114,051	0	52,925	0
• Bills payable	166	21	77	4	72
	268,675	248,365	198,820	173,356	190,895
Long-term portion	1,184,759	1,320,589	1,537,453	1,449,714	1,607,711

Long-term debt represents unsecured obligations of the Company. Certain loans and bonds include certain non-financial covenants, the most important of which are:

- The Company should not cease to be a corporation controlled as to at least 51% by the Greek State.
- The Company must not sell and distribute to end users less than 90% of all low and medium voltage electricity (not in excess of 22 kilovolts) consumed in the Republic of Greece during any period of 90 days (any reduction in such sales and distribution by the Company occurring only as a direct result of the implementation of EU Directive 96/92 as amended and/or supplemented will be disregarded for these purposes).

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

- The Company must inform the banks of any event which might have a material adverse effect on the financial conditions or operations of the Company or on its ability to comply with its obligations (unless any such changes occur only as a direct result of the implementation of the EU Directive 96/92 or any of its future amendments thereto or other EU Directives relating to energy policy).
- The Company is not in default in any, one or more, of its other debt obligations.
- The Company must inform the banks upon becoming aware of any litigation, arbitration or proceedings, which, if continued, could have a material adverse effect on the Company's business, assets or financial condition.
- The Company should not assign or transfer any of its rights, benefits and obligations under the loan agreements.

The total interest expense on long-term debt for the years 1998, 1999, 2000 and for the six months ended June 30, 2000 and June 30, 2001, amounted to GRD 156,076, GRD 120,896, GRD 106,337, GRD 52,458 and GRD 43,670, respectively and is included in financial expenses in the accompanying statements of operations (Note 34).

A further analysis of the Company's long-term debt based on currency denominations and interest rates (fixed or floating) is given below:

a) Bank loans and bonds denominated in foreign currencies bearing interest at fixed rates

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Japanese Yen (primarily bonds)	254,459	166,698	98,098	104,713	98,278
US dollar bonds	42,513	49,414	0	52,925	0
Euro bonds.	0	165,670	306,675	168,905	306,675
	296,972	381,782	404,773	326,543	404,953

Bonds denominated in Japanese Yen were issued at various dates from 1988 through 1998. The interest rates are fixed in the range of 1.94% to 6.9% and 8.10% for a bond repaid in 1998.The bonds outstanding at June 30, 2001 are repayable in one balloon installment due in 2003.

Bonds denominated in US dollars were issued in November 1995 and repaid in November 2000. Interest rate was fixed at 7.25% throughout the term of the bond.

Bonds denominated in Euro were issued in 1999 (repayable in one balloon installment due in 2009) and 2000 (repayable in one balloon installment due in 2010) and bear interest at fixed rates of 4.50% and 6.25%, respectively, through their term.

b) Bank loans and bonds denominated in foreign currencies bearing interest at floating rates

	December 31,			June 30,	
	1998	1999	2000	2000	2001
US dollar loans.	64,850	824	0	0	0
Deutsche Mark loans	225,714	227,420	233,879	231,831	233,879
Italian Lire bonds	0	58,182	59,834	59,318	59,834
Euro bonds and loans	4,372	85,346	189,994	188,354	265,299
	294,936	371,772	483,707	479,503	559,012

Bank loans and bonds in foreign currencies were obtained at various dates from 1990 through 2001. Interest rates as at December 31, 1998, 1999, 2000 and June 30, 2000 and 2001, ranged from 3.87%-

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

6.63%, 3.50%-7.09%, 5.26%-5.56%, 4.2%-4.98% and 4.66%-5.23%, respectively. The loans are repayable in semi-annual and/or balloon installments from 2001 through to 2008.

Bonds denominated in Italian Lire were drawn in January 1999 and bear interest at LIBOR (currently EURIBOR) plus a spread of 0.65% and are payable in one balloon installment in January 2004. In January 1999 the Company entered into a cross-currency and interest rate swap agreement in relation to these bonds.

In November 1996 the Company concluded a syndicated loan in Deutsche Marks. In April 1997 the Company entered into two currency Swap agreements for a part of the loan (DEM 402 million out of DEM 454 million). The loan is repayable in one balloon installment in November 2001. Interest rates on this loan as at December 31,1998, 1999 and 2000 and at June 30, 2000 and 2001, were 4.01%, 3.84%, 5.47% 4.79% and 4.96%, respectively.

The Company issued floating rate loans and bonds denominated in Euro, in December 1999 and in March 2000. In May 2000 and in April 2001, the Company entered into two interest rate swap agreements and effectively changed the floating interest rates (6 month EURIBOR and 6 month EURIBOR plus a spread of 0.4%) to fixed rates of 5.52% and 5.425%, respectively. The loan and bonds are repayable in two balloon installments in December 2004 and March 2007, respectively.

Weighted average interest rates for 1998, 1999, 2000 and for the six month periods ended June 30, 2000 and 2001 were 4.91%, 3.90%, 4.78%, 4.01% and 5.16% respectively.

c) Bank loans denominated in Greek Drachmae

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Greek Drachmae	568,240	511,512	537,689	509,353	492,901

Bank loans in Greek Drachmae were obtained at various dates from 1987 through 2001. Floating interest rates at December 31, 1998, 1999, 2000 and June 30, 2000 and 2001, ranged from 11.78%-15.86%, 9.58%-11.18%, 5.38%-8.62%, 8.08%-10.14% and 4.69%-5.61%, respectively. The loans outstanding at June 30, 2001 are repayable in semi-annual and/or balloon installments from 2001 through 2007.

Weighted average interest rates for 1998, 1999, 2000 and for the six month periods ended June 30, 2000 and 2001 were 16.16%, 11.14%, 8.47%, 9.04% and 5.42% respectively.

d) European Investment Bank ("EIB"):

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Foreign currency, fixed rate:					
—Swiss Franc	39,971	36,846	36,189	38,673	36,199
—Euro	17,703	30,329	38,572	38,239	52,046
—US dollar	13,468	14,348	14,397	15,368	15,798
—Yen	0	0	3,238	0	13,317
—Belgian Franc	2,325	2,179	2,056	2,221	2,055
	73,467	83,702	94,452	94,501	119,415
Greek Drachmae, floating rate	109,900	122,450	117,542	119,117	113,625
Fixed exchange rate Greek Drachmae, fixed interest rate	39,912	33,212	27,582	32,369	26,978
	223,279	239,364	239,576	245,987	260,018

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

The long-term loans with the EIB have been concluded at various dates from 1985 through 2001 and in various currencies. Interest rates for the loans denominated in foreign currencies are fixed in the range of 1.82%-8.1%. Interest rates for the loans denominated in Greek Drachmae at December 31, 1998, 1999, 2000 and June 30, 2000 and 2001, ranged from 11.17%-11.42%, 9.11%-9.40%, 4.72%-4.90%, 7.95%-8.24% and 4.28%-4.36%, respectively. The loans are repayable in annual installments from 2001 through 2016.

With respect to the loans obtained prior to 1992, which at December 31, 1998, 1999, 2000 and June 30, 2000 and 2001, amounted to GRD 39,912, GRD 33,212, GRD 27,582, GRD 32,369 and GRD 26,978, respectively, the Bank of Greece covered the exchange risk of these loans, following a Greek Monetary Committee decision in 1980 and a relevant Ministerial Decision in 1991 for the loans concluded in the period 1991 —1992. Accordingly, the exchange rate on these multi-currency loans is fixed for PPC and was set at the rates prevailing on the date of conversion into Greek Drachmae. In return for the Bank of Greece assuming the exchange risk, PPC pays a premium, which, is calculated on the difference between the interest rate on each currency of the loan and the Greek Postal Savings Banks interest rate for loans to Public Sector minus 1.5% until 1990. In 1991-92, the premium was calculated on the difference between the interest rate of each currency of the loan and the average rate of the quotations of four major banks minus 1.5%. Interest rates for these loans at December 31, 1998, 1999, 2000 and June 30, 2000 and 2001, ranged from 13.38%-17.00%, 11.65%-17.00%, 7.06%-13.50%, 10.03%-13.5% and 6.40%-8.50%, respectively.

The Greek State guarantees loans from EIB. In exchange, PPC pays to the Greek State a commission in the range of 0.40% to 1.00% on the outstanding balance of the loans guaranteed.

PPC is obliged to comply with certain non financial covenants the most important of which are:

- The Company must inform the EIB of any material change to any of the Acts relating to its constitution and functions and of any change in controlling ownership.
- To furnish the EIB with progress information for the projects financed by the respective loans.
- To submit for approval any significant change in project plan or expenditure.
- The Company must inform the EIB in the event of a significant reduction in the value of the Company's assets (other than any reduction caused by the implementation of the EU Directive 96/92).
- Should the total cost of the respective projects fall significantly below those stipulated in the loan agreement the EIB may demand proportional prepayment of the related loan.
- To maintain, repair and overhaul all property forming part of the related projects.
- The Company shall (unless the EIB has consented otherwise) retain title to all assets comprising the project.
- The Company is not in default in any of its other debt obligations.

Weighted average interest rates for loans denominated in Greek Drachmae for 1998, 1999, 2000 and for the six month periods ended June 30, 2000 and 2001 were 14.57%, 9.74%, 8.21%, 8.78% and 4.27% respectively.

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

e) Project financing:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Floating rate:					
—Deutsche Mark	19,126	17,280	15,680	16,581	15,680
—Euro	32,072	33,701	32,478	33,328	31,935
—French Franc	1,488	501	0	0	0
—US dollar	1,063	0	0	0	0
—Swiss Franc	652	0	12,281	0	25,681
—Belgian Franc	425	286	147	219	74
	54,826	51,768	60,586	50,128	73,370
Fixed rate:					
—US dollar	6,033	5,670	5,250	5,566	5,152
—Swiss Franc	9,148	7,086	4,692	5,990	3,200
	15,181	12,756	9,942	11,556	8,352
	70,007	64,524	70,528	61,684	81,722

The above amounts represent promissory notes or long-term credits obtained to finance specific supply contracts. These were obtained at various dates from 1981 to 2000 and are repayable in semi-annual installments from 2001 to 2013. Interest rates on fixed rate credits are in the range 4.00%-7.5%. Interest rates on floating rate credits at December 31, 1998, 1999, 2000 and June 30, 2000 and 2001, ranged from 4%-5.5%, 3.6%-4.51%, 5.57%-6.01%, 4.48%-5.7%, and 4.92%-5.82%, respectively.

Weighted average interest rates for 1998, 1999, 2000 and for the six month periods ended June 30, 2000 and 2001 were 5.09%, 3.74%, 4.44%, 4.37% and 4.06% respectively.

The annual repayment schedule for the next five years of the total long-term debt, based on the exchange rates as at December 31, 2000 (for years ending December 31) and June 30, 2001 (for years ending June 30), is as follows:

Year ending December 31,		Year ending June 30,	
2001	198,819	2002	190,895
2002	155,256	2003	349,428
2003	390,537	2004	263,553
2004	253,310	2005	230,712
2005	85,473	2006	98,728
2006 and thereafter	652,878	2007 and thereafter	665,290
	1,736,273		1,798,606

The fair value of bonds that are publicly traded at December 31, 1998, 1999, 2000 and June 30, 2000 and 2001 totaled GRD 42,991, GRD 252,710, GRD 450,866, GRD 360,390 and GRD 452,633, while their respective carrying amount as at December 31, 1998, 1999, 2000 and June 30, 2000 and 2001 totaled GRD 42,513, GRD 273,266, GRD 468,734, GRD 382,491 and GRD 468,734.

The fair value of fixed rate long-term bonds for which there are no quoted market prices (based on discounted cash flow analysis) at December 31, 1998, 1999, 2000 and at June 30, 2000 and 2001 amounted to GRD 231,850, GRD 166,297, GRD 98,208, GRD 103,415 and GRD 101,110,

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

respectively, while their respective carrying amount as at December 31, 1998, 1999, 2000 and June 30, 2000 and 2001 totaled GRD 223,771, GRD 161,648, GRD 95,608, GRD 100,777, and GRD 97,015 respectively.

The fair values of long-term loans with floating interest rates approximate their carrying amounts.

22. FINANCIAL INSTRUMENTS:

Swap Agreements: At June 30, 2001 the Company had two currency swap agreements, one interest rate and cross currency swap agreement and six interest rate swap agreements outstanding:

Currency Swap Agreements: Two agreements were concluded in April 1997 for a period of four years through November 22, 2001 under which the Company receives interest at a rate equal to three month LIBOR (currently EURIBOR) plus 0.375%-0.40% on a total capital of DEM 402 million and pays interest at rates equal to three month ATHIBOR (currently EURIBOR) plus 0.10% and 0.19% on a total capital of GRD 64 billion .

Cross Currency and interest rate Swap Agreements: One agreement was concluded in January 1999 for a period of five years through January 8, 2004 under which the Company receives interest at a rate equal to six month LIBOR (currently EURIBOR) plus 0.65% on a nominal amount of Italian Lira 340 billion and pays interest at a fixed rate of 1.175% on a nominal of Yen 25 billion.

Interest Rate Swap Agreements:

- An agreement was concluded in May 2000 for a period of four years through December 3, 2004 for an amount of € 250 million. Under this agreement, the Company receives interest at a rate equal to six month EURIBOR and pays interest at a fixed rate of 5.52%.
- An agreement was concluded in April 2001 for a period of six years through March 2, 2007 for an amount of € 300 million. Under this agreement, the Company receives interest at a rate equal to six month EURIBOR plus a spread of 0.4% and pays interest at a fixed rate of 5.425%.
- An agreement was concluded in April 2001 for a period of four years through May 30, 2005 for an amount of € 73 million. Under this agreement, the Company receives interest at a rate equal to six month EURIBOR plus a spread of 0.6% and pays interest at a fixed rate of 5.3475%.
- An agreement was concluded in April 2001 for a period of five years through May 23, 2006 for an amount of € 147 million. Under this agreement, the Company receives interest at a rate equal to six month EURIBOR plus a spread of 0.3% and pays interest at a fixed rate of 5.03%.
- An agreement was concluded in June 2001 for a period of six years through August 23, 2007 for an amount of € 73 million. Under this agreement, the Company receives interest at a rate equal to six month EURIBOR plus a spread of 0.3% and pays interest at a fixed rate of 5.275%.
- An agreement was concluded in June 2001 for a period of six years through September 3, 2007 for an amount of € 117 million. Under this agreement, the Company receives interest at a rate equal to six month EURIBOR plus a spread of 0.3%-0.325% and pays interest at a fixed rate of 5.347%.

The impact of these hedging transactions for the years ended December 31, 1998, 1999, 2000 and for the six month ended June 30, 2000 amounted to loss of GRD 922, GRD NIL, GRD 407 and GRD 47, respectively.

As at December 31, 2000, the swap agreements were measured at their fair values in accordance with IAS 39 and the resulting transitional adjustment (net loss) of GRD 14,838 has been included in equity as an adjustment to the opening balance of accumulated deficit.

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

At June 30, 2001, none of the above instruments met the criteria for hedge accounting and accordingly the change in their fair values which totaled GRD 2,407 (loss) is included in financial expenses in the accompanying statement of operations for the six months ended June 30, 2001.

23. DEFERRED SUBSIDIES AND CUSTOMERS' CONTRIBUTIONS:

PPC obtains subsidies from the European Union through the Greek State in order to fund specific projects. In addition PPC customers (including State and Municipalities) are required to participate in the funding of the initial network connection cost (meters, substations, network connections etc.) or other infrastructure.

The above subsidies are recorded upon collection and are reflected in the balance sheet as deferred income. Such amounts are amortised over the useful life of the related assets when these are put in operation. Subsidies' amortisation is recorded against depreciation charge (Note 32).

Amounts in the accompanying balance sheets are analysed as follows:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Cost:					
—Subsidies	195,013	204,570	204,742	204,580	211,727
—Customers' contributions	236,558	271,340	310,313	291,212	334,955
—Other	0	0	(192)	0	(191)
	431,571	475,910	514,863	495,792	546,491
Accumulated Amortisation:					
—Subsidies	66,294	75,968	85,029	80,579	89,208
—Customers' contributions	64,335	80,508	99,065	89,167	108,977
—Other	0	0	(192)	0	(191)
	130,629	156,476	183,902	169,746	197,994
Net Book Value:					
Subsidies	128,719	128,602	119,713	124,001	122,519
Customers	172,223	190,832	211,248	202,045	225,978
	300,942	319,434	330,961	326,046	348,497

The amount of subsidies and customers' contributions collected during the years 1998, 1999 and 2000 and the six months ended June 30, 2000 and 2001, totaled GRD 43,887, GRD 44,339, GRD 38,953, GRD 19,882 and GRD 31,627 respectively.

The amortisation of subsidies and customers' contributions during the years 1998, 1999 and 2000 and the six months ended June 30, 2000 and 2001, totaled GRD 23,971, GRD 25,853, GRD 27,422, GRD 13,269 and GRD 14,091 respectively.

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

24. OTHER NON-CURRENT LIABILITIES:

Other non-current liabilities are analysed as follows:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Tax assessments 1989-1999 (Note 16)	24,948	26,039	14,144	14,144	10,608
TAP – HEAP reserve	8,312	8,312	8,312	8,312	8,312
Hellenic Petroleum (non current portion)	3,909	0	0	0	0
Customers' deposits	72,853	80,657	89,376	84,650	93,949
Tax on fixed assets' revaluation (Note 12)	0	0	1,253	0	0
Unrealised loss on swap valuation	0	0	0	0	24,008
Other	1,180	450	289	311	270
	111,202	115,458	113,374	107,417	137,147

TAP-HEAP Reserve: The amount represents a reserve for personnel retirement indemnities established by TAP-HEAP the insurance fund of HEAP, an electric utility company which was absorbed by PPC in 1985. The amount has been classified as a non-current liability to PIO which was established in late 1999 (Note 19).

Hellenic Petroleum: Is the Company's main supplier of liquid fuel. The amount of GRD 3,909, represents the last installment of an amount relating to fuel supplies prior to 1991, the settlement of which was made in nine annual installemnts of GRD 3,909 each, from 1992 to 2000.

Customers' deposits: The amount relates to deposits made from customers upon initial connection to the transmission and/ or distribution networks and is considered as a coverage of unbilled consumption outstanding as of any time. Such deposits are refundable (non-interest bearing) upon termination of connection by the customer. As the refund of such amounts is not expected to be realised within a short period of time the amounts are classified as long term liabilities.

25. SHARE CAPITAL:

Under its enabling statute of 1950, PPC was established as a "Public Corporation belonging entirely to the Greek State, operating for the public interest under the supreme inspection and control of the State". A subsequent legislative Decree provided PPC with a special legal status among enterprises within the State sector, stipulating that PPC was not subject to legislative provisions regulating the State sector generally, but rather subject to such provisions only when specifically mentioned. A Presidential Decree in 1985 stipulated that PPC is a public sector corporation, belonging to the Greek State, operating with full administrative, legal and financial autonomy, under the supervision of the Greek State. Until December 31, 2000, the State's special ownership of PPC was evidenced by statute and not by shares or stock in any form. Paid-in capital of GRD 38,797 in the accompanying balance sheets reflects actual cash contribution by the State to PPC.

Under Law 2773 and pursuant to Presidential Decree 333/2000, PPC was transformed, effective January 1, 2000 into a societe anonyme wholly owned by the State for the purpose of carrying on the business of an electricity company. Law 2773 also ratified the Articles of Incorporation of PPC which specifies, among other things, the following:

- The Greek State is not permitted to hold less than 51% of the voting shares of PPC, after any increase in its share capital.
- In case the participation percentage of a shareholder or affiliated companies exceeds in total 5% of PPC's share capital, such shareholder will not have the right to vote at the general assembly for the percentage of his shareholding exceeding 5%.

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

- The Company's fiscal year ends at December 31 of each year. Exceptionally, the Company's first fiscal year will be concluded at the end of the year succeeding the year of PPC's transformation into a *société anonyme*.
- The life of the company was set for 100 years.

The share capital of PPC S.A. was set at GRD 220 billion consisting of 220 million common registered shares of Greek Drachmae one thousand par value each. At December 31, 2000, PPC made transfers from equity accounts to set up the share capital of GRD 220 billion, as analysed below:

Contributions by the Greek State	38,797
Revaluation surplus of machinery under law 1731/1987 (Note 12)	164,321
Revaluation surplus of buildings under Ministerial Decision 2665/1988 (Note 12)	7,649
Revaluation surplus (part of) of land under Ministerial Decision 2665/1988 (Note 12)	9,233
	181,203
	220,000

26. RESERVES:

Amounts in the accompanying balance sheets are analysed as follows:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Tax free (Law 2238/94)	871	3,764	3,764	3,764	3,764
Tax free	19,119	27,918	27,361	27,361	27,361
Specially taxed reserves	37,831	38,540	38,517	38,517	38,517
Securities valuation surplus (Note 7)	8,209	10,179	7,825	7,963	7,131
	66,030	80,401	77,467	77,605	76,773

Tax free and specially taxed reserves represent interest income which is either free of tax or a 15% tax is withheld at source. This income is not taxable, assuming there are adequate profits from which respective tax free reserves can be established. However, if distributed, such reserves are subject to income tax.

27. LEGAL RESERVE:

Under Greek corporate law, corporations are required to transfer a minimum of five percent of their annual net profit as reflected in their statutory books to a legal reserve, until such reserve equals one-third of the paid-in share capital. This reserve can not be distributed through the life of the company. The accumulation of such reserve will apply to the Company effective the year ending December 31, 2001, following its transformation into a *société anonyme* (Note 1).

28. DIVIDENDS:

Under Greek corporate law, companies are required each year to declare from statutory profits dividends of at least 35% of after-tax profit, after allowing for the legal reserve, or a minimum of 6% of the paid-in share capital, whichever is greater. However, the Company can waive such dividend with the unanimous consent of its shareholders.

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

Furthermore, Greek corporate law requires certain conditions to be met before dividends can be distributed which are as follows:

(a) No dividends can be distributed to the shareholders as long as the Company's net equity, as reflected in the statutory financial statements, is, or after such distribution, will be less than the outstanding capital plus non-distributable reserves.

(b) No dividends can be distributed to the shareholders as long as the unamortised balance of "Pre-operating Expenses", as reflected in the statutory financial statements, exceeds the aggregate of distributable reserves plus retained earnings.

The above will apply to the Company effective January 1, 2001, following its transformation into a *société anonyme* (Note 1).

Based on paragraph 4, art. 30 of Tax Law 2579/98, PPC was obliged to distribute as a dividend to the Greek State, through its annual distribution of profits, an amount equal to the 10% of its earnings (excluding gains from the sale of marketable securities) before tax. Such dividends were subject to 35% income tax. In this respect PPC declared dividends of GRD 931 and GRD 1,730 from the profits of 1998 and 1999, respectively. No dividend distribution was made in 2000 as the Company reported losses.

29. COMMITMENTS AND CONTINGENCIES:

(a) Construction Program: The Company is engaged in a continuous construction program, currently estimated to approximately GRD 1,350 billion over a four year period from 2001 to 2005. These expenditures are planned to be focused primarily on the Distribution and Generation units. The program is subject to periodic review and revision and actual construction costs may vary from the above estimate because of numerous factors, including changes in business conditions, changes in environmental regulations, increasing costs of labor, equipment and materials and cost of capital.

(b) Agreement with WIND: In August 2001, the Company's wholly owned subsidiary PPC Telecommunications Services S.A. together with its subsidiary Evergy S.A. entered into an agreement to form a new company with WIND (an Italian telecoms provider, the shareholders of which are ENEL S.p.A. and France Telecom). The new company plans to enter the fixed and fixed wireless communications as well as multimedia and internet services in Greece. The Company's total estimated equity contribution into this new company is expected to be within the range of GRD 24 billion to GRD 55 billion. The Company will also construct a fibre-optic network along its existing lines (an investment which is expected to amount to GRD 10 billion) which will in turn be leased to the new company.

(c) Insurance Coverage: The Company's property, plant and equipment are located all over Greece and therefore risk of major loss is reduced. PPC does not carry any form of insurance coverage on its property, plant and equipment, save for its information technology equipment.

(d) Ownership of Property: According to a study performed by an independent law firm, major matters relating to the ownership of PPC's assets, are as follows:

1. Public Power Corporation S.A. is the legal successor to all property rights of the former PPC legal entity. Its properties are for the most part held free of encumbrances. Although all property is legally owned, legal title in land and buildings will not be perfected and therefore title may not be enforced against third parties until the property is registered at the relevant land registry in the Company's name. PPC is in the process of registering this property free of charge at the relevant land registries following a simplified registration procedure. Such process is expected to be finalised by June 2002.

2. In a number of cases, expropriated land, as presented in the expropriation statements, differs (in quantitative terms), with what PPC considers as its property.

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

3. All agricultural land acquired by PPC through expropriation in order to be used for the construction of hydroelectric power plants, will have to be transferred, following a decision of PPC's Board of Directors and a related approval by the Ministry of Development, to the State, at no consideration, if the purpose for which it was expropriated has been satisfied.

(e) ***Litigation and Claims:*** The Company is a defendant in several legal proceedings arising from its operations with a total potential exposure of approximately GRD 345 billion, as further analysed below:

1. **Claims with contractors and suppliers:** A number of contractors and suppliers have raised claims against the Company, mainly for disputes in relation to the construction and operation of power plants. These claims are either pending before courts or in arbitration and mediation proceedings. The total amount involved is approximately GRD 85 billion. In most cases the Company has raised counter claims which are not reflected in the accounting records until the time of collection.

2. **Fire incidents on the island of Crete:** A number of individuals on the island of Crete have raised claims against the Company for damages incurred as a result of alleged electricity-generated fires. The cases relate mainly to the years 1993 through 1996 and the total amount involved is approximately GRD 16 billion.

3. **Claims by employees:** Company's employees are claiming the amount of GRD 44 billion, for allowances and other benefits that according to the employees should have been paid by the Company. The majority of the above amount relates to periods prior to 1996.

4. **Claims by pensioners:** approximately 6,500 pensioners have filed an action before the European Court in Strasbourg in April 2000, seeking to overturn a final judgement of the Greek Supreme Administrative Court relating to the calculation of the annual adjustment of pensions. The amount involved is estimated at GRD 200 billion. The accompanying financial statements do not include any provision for this claim as, according to a legal opinion obtained by the Company, any liability involved lays with the PIO (Note 19).

For the amounts under (1), (2) and (3) above, the Company has established provisions which, at June 30, 2001 totaled approximately GRD 40 billion (Note 18).

(f) ***Arbitration:*** The Company is in arbitration proceedings with one of its high voltage customers for the revision of the price at which electricity is supplied (under a contract, which expires in the year 2006). The arbitration proceeding commenced in February 1999 and relates to the electricity supplied or to be supplied during the period for January 1, 1999 to December 31, 2001. The amount claimed by the Company approximates GRD 5,260, while the customer has submitted a counter claim which if accepted will reduce the Company's claim by approximately 35%. The last hearing has been set for December 2001.

(g) ***Environmental obligations:*** Following an assessment of PPC's operations by an independent environmental consulting firm, the Company believes that approximately GRD 145 billion of investment in environmental, health and safety matters will be required over the forthcoming ten years in present value terms. The above amount represents only an indication of the probable investment needs. The precise investments will depend upon a number of factors, such as the demand for electricity in the future, PPC's long term business strategy, the regulatory environment and also the future level of enforcement of environmental laws and regulations in Greece.

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

Key uncertainties that may influence the final level of environmental investment which PPC will be required to make over the forthcoming decade, include:

1. Several Environmental Permits and operating Licences have yet to be obtained by individual PPC operating units. This includes the mines, Megalopolis A power station, some of the hydroelectric stations and a large part of the national transmission network.

2. Construction operations at the Messochora Dam on the Acheloos river have been halted, as the Environmental Permit for the project as a whole, has not been granted by the State. The study has assumed that the dam may be completed in appoximately three years, but the process may take longer due to delays in the decision making process. To-date PPC has invested approximately GRD 100 billion in this project.

3. Under IPPC (Integrated Pollution Prevention and Control), the definition of Best Available Techniques for Large Combustion Plants have yet to be agreed. These, and the amendments to the Large Combustion Plant Directive will: 1) require investments at PPC's larger thermal power plants stations, 2) reduce the hours of operation of its oil fired stations and 3) bring forward closure of its Megalopolis A and B plants.

4. The Kyoto protocol, if ratified by the European Union, may require the Company to reduce CO2 (carbon dioxide) emissions. This could include the substitution of old power plants with modern, natural gas combined cycle power plants, an increase in the share of renewable energy, implementation of combined heat and power plants or recovery and storage of CO2 from flue gases.

5. The extent of contaminated land has yet to be defined for many of PPC's installations. At present, there appears to be no requirement for large scale remediation projects at PPC's sites in the short term, and it is unlikely that this will be required at the mining areas or at the lignite stations for the forseeable future. Remediation, however, may be warranted at some of the firm's oil-fired stations, and depots and of its underground cables in the future.

6. Limited studies on the presence of asbestos-containing materials have been undertaken by the Company, but these are not comprehensive. Costs may be incurred across certain of PPC's operations, once comprehensive surveys have been carried out.

7. Exposure of the public to electromagnetic fields from PPC's transmission lines and sub stations, is considered to be substantially less than the exposure guidelines thresholds (100 μT for magnetic fields) developed by the International Commission on Non Listing Radiation Protection (ICNIRP) and CENELEC.

30. REVENUES:

The amounts in the accompanying statements of operations, are analysed as follows:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Energy sales:					
—High voltage	60,463	60,171	79,744	38,300	38,749
—Medium voltage	149,826	160,070	175,448	80,536	88,486
—Low voltage	629,691	676,813	711,093	353,251	369,005
	839,980	897,054	966,285	472,087	496,240
Other (Note 15)	8,862	9,192	11,042	5,309	5,643
	848,842	906,246	977,327	477,396	501,883

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

Unbilled revenue for the years ended December 31,1998, 1999 and 2000 as well as the six-month periods ended June 30, 2000 and 2001, were as follows:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Medium voltage	6,998	7,320	8,202	7,805	8,672
Low voltage	47,372	49,541	52,333	51,504	53,921
	54,370	56,861	60,535	59,309	62,593
Less: Prior year's provision	(49,653)	(54,370)	(56,861)	(56,861)	(60,535)
	4,717	2,491	3,674	2,448	2,058

31. PAYROLL COST:

The amounts in the accompanying statements of operations, are analysed as follows:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Total payroll cost	321,620	341,645	354,484	178,550	182,901
Less:					
—Capitalisation of payroll to fixed assets	(38,941)	(40,645)	(41,617)	(20,916)	(20,204)
—Payroll cost included in fossil fuel production	(65,392)	(69,163)	(72,349)	(36,012)	(36,099)
—Payroll cost of PIO, claimed from the State (Note 19)	—	—	(7,122)	(3,363)	(3,956)
	217,287	231,837	233,396	118,259	122,642

32. DEPRECIATION AND AMORTISATION:

The amounts in the accompanying statements of operations are analysed as follows:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Depreciation on fixed assets (Note 12)	84,710	94,188	109,672	48,307	57,225
Plus:					
—Software amortisation	110	423	637	279	316
Less:					
—Amortisation of deferred subsidy income (Note 23)	(23,971)	(25,853)	(27,422)	(13,269)	(14,091)
—Depreciation included in fossil fuel consumption	(7,350)	(8,129)	(9,846)	(4,560)	(4,655)
	53,499	60,629	73,041	30,757	38,795

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

33. OTHER EXPENSES:

The amounts in the accompanying statements of operations are analysed as follows:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Transportation and travelling expenses	8,906	8,653	8,556	4,041	3,878
VAT non-refundable	—	—	7,062	7,062	—
Other	5,932	6,127	8,821	5,197	3,005
	14,838	14,780	24,439	16,300	6,883

34. FINANCIAL EXPENSES:

The amounts in the accompanying statements of operations are analysed as follows:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Interest expense	156,076	120,896	106,337	52,458	43,670
Amortisation of loans' issuance and other fees	1,714	1,449	1,097	592	539
Duties on interest expense	5,727	5,523	3,592	2,202	1,232
Other	3,487	4,003	3,807	1,209	2,799
	167,004	131,871	114,833	56,461	48,240

35. OTHER INCOME (EXPENSE), NET:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Subsidies on expenses	1,459	800	2,339	1,154	1,131
Gain from retirement of fixed assets (note 12)	2,489	3,069	3,482	1,562	1,981
Gain from sale of securities	871	2,893	0	0	0
Gain (loss) on sale of materials	713	1,215	17	(140)	155
Penalty clauses	644	594	2,457	176	1,543
Tax on statutory revaluation of fixed assets	0	0	(2,507)	0	0
Other	3,062	4,143	(553)	2,737	(2,633)
	9,238	12,714	5,235	5,489	2,177

36. SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN GREEK GAAP AND IAS

As further discussed in Note 3(a) above, the accompanying financial statements have been based on the statutory financial statements, appropriately adjusted and reclassified for conformity with the standards prescribed by the International Accounting Standards Committee. The significant differences applicable to the Company's financial statements, are described below:

Reconciliation of shareholders' equity (deficit) and net income (loss) from Greek GAAP to IAS

The following reconciliation table ("Reconciliation Table") summarises the significant adjustments to shareholders' equity for the years ended December 31, 1998, 1999 and 2000 and the six months ended June 30, 2000 and 2001, that were applied to the statutory financial statements in order to comply with IAS (amounts in millions of Greek Drachmae):

		December 31,			June 30,	
	Item	1998	1999	2000	2000	2001
Shareholders' equity per Greek GAAP		341,650	360,191	408,571	381,805	454,104
—Account for fixed assets subsidies and customers' contributions as deferred income rather than as part of the shareholders' equity	a	(300,942)	(319,434)	(333,185)	(326,045)	(350,721)
—Reverse fixed assets statutory revaluation	b	(102,686)	(91,115)	(124,404)	(86,080)	(120,512)
—Account for deferred income taxes	c	291	(301)	(2,236)	2,688	2,989
—Account for marketable securities and financial instruments at fair values	d	7,993	9,963	7,608	7,746	(10,893)
—To defer and amortise loan fees and expenses	e	1,841	5,048	6,485	5,177	6,012
—Fixed assets' depreciation	f	61,093	68,097	75,434	71,514	79,029
—Other		3,498	2,263	2,581	(681)	847
		(328,912)	(325,479)	(367,717)	(325,681)	(393,249)
Shareholders' equity per IAS		12,738	34,712	40,854	56,124	60,855

The Reconciliation Table below summarises the significant adjustments to net income (loss) for the years ended December 31, 1998, 1999 and 2000 and the six months ended June 30, 2000 and 2001, that were apllied to the statutory financial statements in order to comply with IAS (amounts in millions of Greek Drachmae):

		December 31,			June 30,	
	Item	1998	1999	2000	2000	2001
Net income (loss) per Greek GAAP		(22,066)	1,780	(10,390)	15,002	27,436
—Account for fixed assets subsidies and customers' contributions as deferred income rather than part of the shareholders' equity	a	0	0	0	0	0
—Reverse depreciation on fixed assets statutory revaluation surplus	b	14,510	11,571	11,703	5,034	3,891
—Account for deferred income taxes	c	(1,763)	(592)	(1,934)	2,989	5,225
—Account for marketable securities and financial instruments at fair values	d	0	0	0	0	(2,408)
—To defer and amortise loan fees and expenses	e	963	3,206	1,438	129	(474)
—Adjust fixed assets' depreciation rates	f	9,373	7,004	7,341	3,418	3,591
—Other		(2,015)	(1,198)	312	(3,040)	(1,728)
		21,068	19,991	18,860	8,530	8,097
Net income (loss) per IAS		(998)	21,771	8,470	23,532	35,533

a. ***Subsidies for fixed assets and customers' contributions:*** Under Greek GAAP subsidies and customers' contributions received to finance the purchase and/or acquisition of fixed assets are recorded as a reserve under equity and are amortised on a straight line basis over the useful life of the asset to which they relate. Under IAS subsidies and customers' contributions received to finance the purchase and/or acquisition of fixed assets are recorded as a deferred income under non-current liabilities and are amortised on a straight line basis over the useful life of the asset to which they relate.

b. ***Statutory revaluation of fixed assets:*** As further discused in Note 12 above, in accordance with Greek tax legislation, fixed assets are periodically revalued (usually every four years). These revaluations are based on (non-industry specific) indices, which are determined by the Government, through Ministerial Decisions. These statutory revaluations do not meet the criteria required by IAS 16 "Property, plant and equipment" and accordingly have been reversed in the accompanying financial statements.

c. ***Deferred income taxes:*** Greek GAAP does not permit accounting for deferred taxes. As further discused in Note 16 above, IAS requires deferred taxes to be accounted for.

d. ***Valuation of marketable securities and financial instruments:*** Under Greek GAAP marketable securities are accounted for at the lower of cost or fair value, while there is no guidance as to the accounting of financial instruments. As further discused in Note 4 above, IAS requires accounting for marketable securities and financial instruments at fair value.

e. ***Loan fees and expenses:*** Under Greek GAAP loan fees and expenses are accounted for on a cash basis or may be deferred and amortised over a period of five years, at maximum. The Company, for statutory reporting purposes, accounts for such costs on a cash basis. Under IAS such costs are deferred and amortised over the life of the facility to which they relate. If any debt facilities have been modified from their original terms, the associated debt costs that have been deferred should be written-off/amortised over a different period depending on the terms that have changed.

f. ***To account for depreciation on mining equipment and transmission lines in accordance with useful lives rather than statutory depreciation rates:*** Under Greek GAAP depreciation is calculated based on rates determined by the tax authorities which may differ from the fixed assets' estimated useful lives based on which depreciation is accounted for under IAS.

37. SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IAS AND U.S. GAAP

The financial statements are prepared in accordance with International Accounting Standards ("IAS"), which differs in certain aspects from generally accepted accounting principles in the United States ("U.S. GAAP"). The significant differences applicable to the Company's financial statements are described below:

Reconciliation of shareholders' equity (deficit) and net income (loss) from IAS to U.S. GAAP

The following reconciliation table ("Reconciliation Table") summarises the significant adjustments to shareholders' equity for the years ended December 31, 1998, 1999 and 2000 and the six months ended June 30, 2000 and 2001, that would be required if U.S. GAAP had been applied instead of IAS (amounts in millions of Greek Drachmae):

		December 31,			June 30,	
	Item	1998	1999	2000	2000	2001
Shareholders' equity per IAS		12,738	34,712	40,854	56,124	60,855
—Capitalised interest, net of depreciation	a	92,517	107,886	123,434	111,331	128,328
—Derivatives and hedging	b	—	—	—	—	—
—Impairment losses	c	—	—	—	—	—
—Employees benefit plans	d	—	—	—	—	—
—Income Taxes	f	(32,381)	(37,760)	(43,202)	(38,966)	(44,915)
		60,136	70,126	80,232	72,365	83,413
Shareholders' equity per U.S. GAAP		72,874	104,838	121,086	128,489	144,268

The Reconciliation Table below summarises the significant adjustments to net income (loss) for the years ended December 31, 1998, 1999 and 2000 and the six months ended June 30, 2000 and 2001, that would be required if U.S. GAAP had been applied instead of IAS (amounts in millions of Greek Drachmae):

		December 31,			June 30,	
	Item	1998	1999	2000	2000	2001
Net income (loss) per IAS		(998)	21,771	8,470	23,532	35,533
Capitalised interest, net of depreciation	a	15,925	15,370	15,548	3,444	4,893
Derivatives and hedging	b	—	—	—	—	—
Impairment losses	c	—	—	—	—	—
Employees benefit plans	d	—	—	—	—	—
Income taxes	f	(5,774)	(5,380)	(5,442)	(1,205)	(1,713)
		10,151	9,990	10,106	2,239	3,180
Net income per U.S. GAAP		9,153	31,761	18,576	25,771	38,713
Earnings per share U.S. GAAP		42	144	84	117	176
Weighted average shares outstanding (000's)		220,000	220,000	220,000	220,000	220,000

a. ***Capitalisation of Interest:*** IAS generally require the immediate expensing of interest (benchmark treatment), while, as an allowed alternative treatment, it permits the capitalisation of borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset. Capitalised interest is depreciated over the useful life of the related asset. The Company follows the benchmark treatment.

Under U.S. GAAP capitalisation of interest is required and there is no requirement to match loans to specific assets under construction. Interest capitalised should not exceed interest expense for any year/period and is depreciated over the estimated useful life of the related fixed assets.

b. ***Derivatives and hedging:*** Prior to December 31, 2000, the general principles under U.S. GAAP and IAS relating to derivatives and hedge accounting are similar. However, U.S. GAAP was more prescriptive than IAS. Accordingly, certain derivatives may qualify as hedge instruments in accordance with IAS but not under U.S. GAAP. Moreover, under IAS application of hedge accounting though interest risk management on a portfolio or net exposure basis is considered acceptable. Under U.S. GAAP such hedging is generally precluded.

With effect from January 1, 2001 the Company has adopted IAS 39 "Financial Instruments: Recognition and Measurement". With respect to derivatives and hedging activities IAS 39 is similar to the requirements of Statement of Financial Accounting Standards No. 133 "Derivatives and Hedging".

In view of the company's limited use of derivatives and hedge accounting there are no differences between IAS and U.S. GAAP applicable to the company in any of the periods presented.

c. ***Impairment losses:*** IAS requires that the recoverable amount of an asset should be estimated whenever there is an indication that the asset may be impaired. In addition, it requires an impairment loss to be recognised when the carrying amount of an asset exceeds its recoverable amount—generally its value in use. IAS also provides that the value in use of an asset is the present value of the future cash flows expected to arise from its continued use over its remaining useful life and from its disposition. IAS requires that an impairment loss in prior years should be reversed if the circumstances giving rise to the impairment loss no longer exist.

Under U.S. GAAP an asset is only considered to be impaired when the carrying value of the asset exceeds the undiscounted cash flows generated by the asset. Any impairment loss is then calculated as the difference between the carrying amount of the asset and the fair value of that asset. Usually the fair value is determined using discounted cash flows. Any impairment loss recorded in prior years may not be reversed even if the circumstances giving rise to the impairment no longer exist.

d. ***Employees benefit plan and subsidised energy provided to employees and former employees:*** Employees of the company are entitled to participate in a defined benefit pension plan. In addition, employees and former employees are entitled to receive electricity at subsidised prices. Both IAS and U.S. GAAP are similar in the measurement of the employee benefit obligation, the attribution of those benefits to periods of employees' service, and the use of actuarial assumptions to calculate the actuarial present value of those benefits. However, U.S. GAAP is more prescriptive with regard to the actuarial assumptions and the methodologies used. With regard to other post retirement benefits like the subsidised energy U.S. GAAP requires that the cost of such benefits to be allocated on a straight-line basis unless the plan formula is front-loaded.

In measuring its defined benefit liability under IAS, an entity should recognise past service costs as an expense on a straight-line basis over the average period until the benefits become vested. If the benefits are vested immediately following the changes to a defined benefit plan, an entity should recognise past service cost immediately. Under U.S. GAAP, immediate recognition of prior service cost to a retroactive scheme amendment is permitted only if the employer does not expect to obtain any future economic benefits from the amendment. Typically, U.S. GAAP would require amortisation of equal amounts of prior service cost related to pensions in each future year of service of each active participant, without regard to whether they are vested, though use of a more rapid method of amortisation is permitted.

For pension benefits, but not other post retirement benefits, U.S. GAAP requires recognition of at least the unfunded accumulated pension benefit obligation on the balance sheet, whereas IAS does not. As a result of that minimum liability provision, the liability recognised on the balance sheet pursuant to IAS may be significantly different from that recognised pursuant to U.S. GAAP.

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

As further explained in Note 19 above, up to December 31, 1999, because of uncertainties regarding the Company's legal obligations arising from the pension, medical and other benefits of its employees and pensioners, the Company was accounting for such costs on a cash basis. Accordingly, the Company's consolidated financial statements prepared in accordance with IAS prior to December 31, 1999 do not include any provision for such liabilities. Effective January 1, 2000, under Law 2773/99 the Greek State substitutes the Company in all insurance liabilities towards its employees and pensioners.

In view of the above the Company is not able to determine the U.S. GAAP adjustment required for periods ended prior to December 31, 1999.

e. ***Presentation of property, plant and equipment at fair values:*** Under IAS an item of property, plant and equipment, which qualifies for recognition as an asset, should initially be measured at its cost. Under the allowed alternative treatment, subsequent to initial recognition as an asset, such asset can be carried at a revalued amount, being its fair value at the date of the revaluation less any subsequent accumulated depreciation and subsequent accumulated impairment losses. U.S. GAAP does not permit the presentation of property, plant and equipment at fair values.

f. ***Income taxes:*** Although IAS and U.S. GAAP are broadly similar standards, U.S. GAAP addresses a number of aspects of accounting for income taxes that are not addressed by IAS. The adjustment made is required to reflect the tax effect of the other adjustments between IAS and U.S. GAAP.

APPENDIX

AMERICAN APPRAISAL FIXED ASSET VALUATION

3rd October 2001

Mr. Grigoris Anastasiadis
Chief Financial Officer
Public Power Corporation S.A.
30, Chalkokondili Str.
104 32 Athens—Greece

Dear Mr. Anastasiadis,

We have completed the appraisal of the fixed assets identified as belonging to the **Public Power Corporation S.A.**, a company with headquarters in Athens, Greece. For the sake of brevity, Public Power Corporation will also be further referred to herein as PPC, "the Company".

The purpose of the appraisal was to provide an indication of the **Fair Market Value (in-use)** of the Company's operating fixed assets. All other assets, if present, including social assets, net working capital, lignite reserves, spare parts, intangible or financial assets have been excluded from consideration.

The effective date of this appraisal is December 31, 2000.

Due to the relatively high inflation in Greece over the last twenty years, our cost and value conclusions for the appraised fixed assets are stated in terms of stabilised U.S. dollar figures. The exchange rate used is 375 GRD per 1 US Dollar.

Our value conclusions are to be used for financial purposes; any other use is invalid.

Our appraisal is subject to General Service Conditions provided attached to this summary letter-report.

Our summary letter-report is intended to comply with the purpose and reporting requirements set forth by the Uniform Standards of Professional Appraisal Practice ("USPAP") for a summary appraisal report. As such, it presents only summary discussions of the data, reasoning, and analyses that were used in the appraisal process to develop the opinion of value of American Appraisal (Hellas) Limited. Supporting documentation concerning these matters has been retained in our work papers. The depth of discussion contained in this report is specific to your needs as the client and for the intended use stated. American Appraisal (Hellas) Limited, is not responsible for the unauthorised use of this summary letter-report.

> ***Fair Market Value*** is defined as the estimated amount at which the property might be expected to exchange between a willing buyer and a willing seller, neither being under compulsion, each having reasonable knowledge of all relevant facts, with equity to both. The fixed assets have been appraised assuming ***continued use*** of the facilities.

When fair market value is established on the premise of continued use, it is assumed that the buyer and the seller would be contemplating retention of the property at its present location as part of the current operations. An estimate of fair market value arrived at on the premise of continued use does not represent the amount that might be realised from piecemeal disposition of the property in the marketplace or from an alternate use of the property.

There are three traditional approaches to value: income, market and cost.

For asset-rich companies, such as real estate holding companies, natural resources companies or utilities, the underlying assets are key elements of the total assets composition and the success of the enterprise.

As a result, the cost and income approaches would generally provide the best indications of value since these approaches emphasise the current value of the assets and their long-range earning power.

The assets under consideration are special purpose assets; therefore, the cost approach was given primary emphasis in estimating the fair market value (in-use) for the appraised fixed assets.

The income approach was not considered to be directly applicable. Under the premise of continued use, it was assumed that prospective earnings would provide a reasonable return on the appraised value of the property. However, in order to test the reasonableness of the value indications arrived at using the cost approach, we have also considered a comparative companies analysis.

The market approach was used only to test the reasonableness of value for property having an identifiable secondary market.

The cost approach considers the value of a property to a knowledgeable, prudent investor to be that amount currently required to create an asset of equal utility. As such, the cost approach considers the cost to reproduce or replace the property appraised. From this amount, an allowance is deducted for any depreciation or obsolescence present, whether arising from physical, functional, or economic causes.

The cost new is the starting point for determining the fair market value (in-use) of the property. The cost new refers to cost of reproduction new (CRN) or cost of replacement new (COR).

> ***Cost of reproduction new (CRN)*** is defined as the estimated amount required to reproduce a duplicate or replica of the property at one time in accordance with current market prices for materials, labor, and manufactured equipment, contractor's overhead and profit, and fees, but without provision for overtime, bonuses for labor, or premiums for material, or equipment.

Where cost data for the cost of reproduction new (CRN) of a property subject to valuation was not available due to technological and/or design changes, the cost of replacement new (COR) was considered.

> ***Cost of replacement new (COR)*** is defined as the estimated amount required to replace the asset at one time with a modern new unit using the most current technology and materials, labor, and manufactured equipment, contractors' overhead and profit, and fees, but without provision for overtime, bonuses for labor, or premiums for material or equipment.

The following was taken into consideration in arriving at the value estimate: transferability of property and use restrictions; acquisition, expropriation and replacement cost data for comparable projects; statistical compilations using Company data, American Appraisal in-house databases, and data researched internationally.

All cost new estimates include materials, freight, and installation costs. Indirect project costs and contingencies have been included in the cost new estimates. However, interest during construction has not been considered.

The expenses attributable to the acquisition (expropriation) of the land under quarries in mining areas and land covered by water of the artificial lakes in the hydro power plants were considered part of start-up costs of respective operations, and, therefore, were not considered part of the fixed asset base. Hence, no value was attributed for such land.

Fair market value is estimated by adjusting the cost new by taking into consideration physical deterioration, functional obsolescence, and economic obsolescence.

> ***Physical Deterioration*** is a form of depreciation and is the loss in value resulting from normal use of the facilities and from exposure to the elements.

> ***Functional Obsolescence*** is a form of depreciation resulting in a loss in value caused by conditions within the property such as changes in design, materials, or process and resulting in inadequacy, overcapacity, excess construction, lack of utility, or excess operating costs.

Economic Obsolescence is a loss in value caused by negative influences outside the property itself, such as general economic conditions, availability of financing, or inharmonious property uses.

Physical deterioration adjustments were made to the fixed assets under a straight-line age/life method, using international standard normal lives. In order to estimate physical deterioration of selected assets, we used the effective age reflecting their observed condition, maintenance and overhaul history and expected remaining life.

Functional obsolescence adjustments were applied to selected assets which reflect the underutilisation of the specific asset.

Construction in progress (CIP) is included in the cost and value summaries at book value converted to U.S. Dollars.

The appraisal procedures used to arrive at estimates of cost and value for the property are described in the narrative report.

Based upon our investigations and analysis, we are of the opinion that as of December 31, 2000, the fair market value (in-use) of the fixed assets of Public Power Corporation is reasonably represented by the amount of **SEVEN BILLION SEVEN HUNDRED MILLION US DOLLARS ($7,700,000,000).** The value is inclusive of construction in progress.

The above amount represents the composition of assets and ownership as reported to us by the Company's management, which in turn relates to the operations of the Company as the electric utility company for Greece.

Over 90% of the production facilities were personally inspected in order to determine the overall general conditions of the properties and other valuation factors relevant in providing an opinion of value. However, we have not investigated the title to or any liability against the property appraised; neither did we carry out engineering or structural survey for the facilities inspected as these were beyond the scope of our assignment.

The value conclusions contained in the report are based, in part, on the best technical and financial information made available to us during the execution of the project.

The opinion expressed in this summary letter can only be fully understood by reading the appraisal report, other data, assumption and limiting conditions, and general service conditions.

A summary of the estimated fair market value of the subject property is provided on the following page. The summary also include estimates of cost new.

Yours sincerely
On behalf of American Appraisal (Hellas) Limited

Pavlos M. Zeccos
Managing Director

Investigation & Report

By:

Alexander Lopatnikov	Sergey Tsurinov	John Lawton
Pavlos M. Zeccos	Alexander Gaidamaka	Manolis Papaemmanouil
Sergio Guerzoni	Alkis Mitropoulos	Dimitris Papachristos
Patrizio Palma ASA	Angelo Molson	Michalis Bartzis

Public Power Corporation of Greece

Fixed Asset Appraisal
GRAND TOTAL
Location: Greece
Appraisal Date: December 31, 2000

ACC #		(A) CRN/COR ('000 USD)	(B) FMV ('000 USD)	(C) Normal Life (Years)	(D) Remaining Life (Years)
10	LAND	297,733	297,500	—	—
11	BUILDINGS AND CIVIL WORKS	3,138,747	1,281,376	48	29
12	MACHINERY AND EQUIPMENT	14,226,768	5,011,272	31	12
13	TRANSPORT EQUIPMENT	145,906	33,922	13	3
14	FURNITURE AND OTHER EQUIPMENT	197,681	85,456	12	6
16.17	COMPUTER SOFTWARE	8,400	4,000	5	2
	Total Operating Assets	18,015,235	6,713,526	33	15
15	CIP & Machinery Not Installed	1,024,312	1,024,312	—	—
	GRAND TOTAL	**19,039,547**	**7,737,838**	**33**	**15**
	Rounded	**19,000,000**	**7,700,000**	**33**	**15**

Notes
(A) Cost New
(B) Fair Market Value (in-use)
(C) Weighted Average Normal/Economic Life
(D) Weighted Average Remaining Life of Assets

ASSUMPTIONS AND LIMITING CONDITIONS

No responsibility is assumed for matters legal in nature. No investigations have been made of the title to, or any liabilities against, the properties appraised. The appraisal presumes, unless otherwise noted, that the owner's claim is valid, the property rights are good and marketable, and there are no encumbrances which cannot be cleared through normal processes.

To the best of our knowledge, all data set forth in this report is correct and accurate. Although gathered from reliable sources, including the Company's asset register and staff, no guarantee is made nor liability assumed for the accuracy of any data, opinions, or estimates identified as being furnished by others, which have been used in formulating this analysis.

No soil analysis or geological studies were ordered or made in conjunction with this report, nor were any water, oil, gas, coal or other subsurface mineral and use rights or conditions investigated.

We have not arranged for any investigations to be carried out to determine whether or not asbestos or high alumina cement has been used in the construction of this property or has since been incorporated and we are, therefore, unable to report that the property is free from risk in this respect. For the purpose of this valuation, we assumed that such investigation would not disclose the presence of any such material in any adverse conditions.

We have not been instructed to, nor have we undertaken, any environmental study. Full compliance with applicable state and local environmental regulations and laws is assumed unless otherwise stated, defined and considered in this report. It is also assumed that all required licences, consents, or other legislative or administrative authority from any local or national government, or private entity or organisation, have either been or can be obtained or renewed for any use which the report covers.

No independent engineering or similar surveys were requested or conducted. Land areas utilised in this report were obtained from surveys or public records. The land description has not been verified by legal counsel or a licensed surveyor and was included in our final report for identification purposes only and should not be used in a conveyance or other legal document without proper verifications by an attorney.

The value or values presented in this report are based upon the premises outlined herein and are valid only for the purpose stated as at the valuation date.

It was assumed that the properties are efficiently managed and that ownership is in responsible hands.

It was assumed that all applicable zoning and use regulations and restrictions have been complied with unless nonconformity has been stated, defined, and considered in the appraisal report. Further, it was assumed that the utilisation of the land and land improvements is within the boundaries of property described and that there is no encroachment or trespass unless noted in the report.

Property understood to be owned by contractors or suppliers was identified in the field and subsequently excluded from further considerations in our appraisal investigation.

This report must not be construed as being a result of a structural survey. We have not inspected nor are we reporting upon the condition or structure of any of the building or any parts of them and on these points we do not accept any liability.

GENERAL SERVICE CONDITIONS

The services provided by American Appraisal (Hellas) Limited were performed in accordance with recognised professional appraisal standards. Our compensation is not contingent in any way upon our conclusions of value. We assume, without independent verification, the accuracy of all data provided to us. We acted as an independent contractor and reserved the right to use subcontractors. All files, work-papers or documents developed by us during the course of the engagement will be our property. We will retain this data for at least five years.

Our report is to be used only for the specific purposes stated herein; and any other use is invalid. Any third party may make no reliance without prior written consent. You may show our report in its entirety to those third parties who need to review the information contained therein. No one should rely on our report as a substitute for their own due diligence. No reference to our name or our report, in whole or in part, in any document you prepare and/or distribute to third parties may be made without our prior written consent.

You agree to indemnify and hold us harmless against and from any and all losses, claims, actions, damages, expenses or liabilities, including reasonable attorney's fees, to which we may become subject in connection with this engagement. You will not be liable for our negligence. Your obligation for indemnification and reimbursement shall extend to any controlling person of American Appraisal (Hellas) Limited, including any director, officer, employee, subcontractor, affiliate or agent.

We reserve the right to include your company/firm name in our client list, but we will maintain the confidentiality of all conversations, documents provided to us, and the contents of our reports, subject to legal or administrative process or proceedings. These conditions can only be modified by written documents executed by both parties.

American Appraisal (Hellas) Limited is an equal opportunity employer.

No dealer, salesperson or other person is authorised to give any information or to represent anything not contained in this offering circular. You must not rely on any unauthorised information or representations. This offering circular is an offer to sell only the shares and GDRs offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this offering circular is current only as of its date.

TABLE OF CONTENTS

U.S. Supplement

Offering Circular

Public Power Corporation S.A.

● shares
(nominal value GRD 1,000)
in the form of shares and Global Depositary Receipts

OFFERING CIRCULAR

ABN AMRO Rothschild LLC
Goldman, Sachs & Co.

The information contained in this preliminary offering circular is not complete and may be changed. This preliminary offering circular is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY INTERNATIONAL OFFERING CIRCULAR DATED 27TH NOVEMBER, 2002

PUBLIC POWER CORPORATION S.A.
(Dimosia Epihirisi Elektrismou)

(incorporated with limited liability in the Hellenic Republic)

● shares

(nominal value € 2.93)

in the form of shares and Global Depositary Receipts

Offer Price: € ● per share and per GDR

The shares and Global Depositary Receipts (the "GDRs") of Public Power Corporation S.A. (the "Company") referred to in this offering circular are being offered severally by the international managers specified in this offering circular in an international offering (the "international offering") (a) outside the United States in reliance on Regulation S under the United States Securities Act of 1933, as amended (the "Securities Act") and (b) in the United States to qualified institutional buyers as defined in and in reliance on Rule 144A under the Securities Act by certain of the international managers specified in this offering circular through their respective selling agents. Shares are concurrently being offered to the public and to institutional investors in Greece (the "Greek offering"). In addition, shares are concurrently being offered to our employees through a private placement (the "employee offering", which, together with the international offering and the Greek offering, constitutes the "combined offering"). The international managers are offering ● shares in the form of shares and GDRs in the international offering. Each GDR represents the right to receive one share, nominal value € 2.93 per share. The Greek managers are offering ● shares in the Greek offering. In addition, ● shares are being offered in the employee offering.

Up to 23,200,000 shares are being offered in the combined offering. All of the shares being offered in the combined offering are being offered and sold, directly or indirectly, by the Hellenic Republic (the "selling shareholder"). In addition, the selling shareholder may elect to increase the size of the combined offering by up to 4,640,000 shares, with the mutual agreement of the joint global coordinators, on behalf of the international managers and the Greek managers. We will not receive any proceeds from the sale of our shares in the combined offering.

Our shares are listed on the Athens Stock Exchange (the "ASE"), under the symbol "PPC". Our existing GDRs are admitted to the official list maintained by the U.K. Listing Authority (the "UKLA") and to trading on the London Stock Exchange plc's market for listed securities (the "LSE"). Application has been made for the GDRs to be issued in connection with the international offering to be admitted to the official list maintained by the UKLA and to trading on the LSE's market for listed securities.

The joint global coordinators, on behalf of the international managers and the Greek managers, have an option to procure the transfer by the selling shareholder of up to 10% of the shares being offered in the combined offering (the "additional shares"), in order to meet any excess demand. The proceeds of sale of the additional shares can be used to effect transactions which stabilise or maintain the market price of the shares and the GDRs during a 30 day period from the date of the offering circular.

You should read "Risk Factors" beginning on page 10 for a discussion of certain factors to be considered in connection with an investment in the shares or GDRs. The GDRs are of a specialist nature and should normally only be bought and traded by investors who are particularly knowledgeable in investment matters.

Joint Global Coordinators

Alpha Finance **Deutsche Bank** **National Bank of Greece** **UBS Warburg**

Joint Lead Managers and Joint Bookrunners

Deutsche Bank **UBS Warburg**

Co-Lead Managers

Alpha Finance **NBG International**

The date of this offering circular is ●, 2002.

The distribution of this offering circular and the offering and sale of the shares and GDRs in certain jurisdictions may be restricted by law. Persons into whose possession this offering circular comes are required by the Company and the international managers to inform themselves about and to observe any such restrictions. For a further description of certain restrictions on the offering and sale of the shares and GDRs, see "Underwriting". This offering circular does not constitute an offer of, or an invitation to purchase, any of the shares or GDRs in any jurisdiction in which such offer or invitation would be unlawful.

The shares and the GDRs have not been and will not be registered under the Securities Act and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons except in accordance with the Securities Act or pursuant to an exemption from registration under the Securities Act. The shares and GDRs sold pursuant to Rule 144A (the "Rule 144A Shares" and the "Rule 144A GDRs", respectively) are being offered and sold in the United States only to qualified institutional buyers in reliance on Rule 144A under the Securities Act. Prospective purchasers that are qualified institutional buyers are hereby notified that the seller of the Rule 144A shares or the Rule 144A GDRs may be relying on the exemption from Section 5 of the Securities Act provided by Rule 144A. The Rule 144A shares and the Rule 144A GDRs are not transferable except in accordance with the restrictions described under "Notice to Investors" and "Transfer Restrictions and Settlement".

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN RECOMMENDED BY ANY UNITED STATES FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

NOTICE TO NEW HAMPSHIRE RESIDENTS

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES, OR RSA 421-B, WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENCED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE OF NEW HAMPSHIRE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

INFORMATION FOR CANADIAN INVESTORS

None of the shares or GDRs have been or will be qualified by a prospectus for sale to the public in Canada under applicable Canadian securities laws and, accordingly, any offer or sale of the shares or GDRs in Canada will be made pursuant to an exemption from the applicable prospectus filing requirements, and otherwise in compliance with applicable Canadian laws. Investors in Canada should refer to "Transfer Restrictions and Settlement—Canada" and Ontario purchasers in particular should refer to "Transfer Restrictions and Settlement—Canada—Statutory Rights of Action (Ontario Purchasers)". The offering price and other financial information are disclosed in euro. On 22nd November, 2002, €1.00 was Cdn$1.5842, based on the Bank of Canada noon exchange rate.

INFORMATION FOR INVESTORS IN THE NETHERLANDS

This document may not be distributed to any individuals or legal entities in the Netherlands other than to individuals or legal entities who or which trade or invest in securities in the course of their business or profession, which includes banks, securities intermediaries, insurance companies, pension funds, other institutional investors and commercial enterprises which, as an ancillary activity, regularly trade or invest in securities.

We accept responsibility for the information contained in this offering circular, including the Appendix. To our best knowledge and belief (after having taken all reasonable care to ensure that such is the case) the information contained in this offering circular, including the Appendix, is in accordance with the facts and does not omit anything likely to affect the import of such information.

The information contained in this offering circular has been provided by the Company and other sources identified in this offering circular. No representation or warranty, express or implied, is made by the international managers named in this offering circular as to the accuracy or completeness of such information, and nothing contained in this offering circular is, or shall be relied upon as, a promise or representation by the international managers. Any reproduction or distribution of this offering circular, in whole or in part, and any disclosure of its contents or use of any information in this offering circular for any purpose other than considering an investment in the shares and GDRs is prohibited. By accepting delivery of this offering circular, you agree to the foregoing.

No person has been authorised by us or the selling shareholder to give any information or make any representations other than those contained in this offering circular, and if given or made, such information or representations must not be relied upon as having been so authorised by or on behalf of us or by the selling shareholder. Neither the delivery of this offering circular nor any sale made pursuant to this offering circular shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this offering circular or that information contained in this offering circular is correct as of any time subsequent to its date.

The contents of this offering circular are not to be construed as legal, business or tax advice. Each prospective investor should consult his, her or its own solicitor, independent financial adviser or tax adviser for legal, financial or tax advice.

We have not submitted this offering circular to the clearance procedures of the Greek Capital Markets Committee and accordingly it may not be used in connection with any offer to purchase or sell any shares in the Greek offering. For the purposes of the Greek offering, we have prepared an offering circular in the Greek language which has been approved by the Greek Capital Markets Committee.

In connection with the international offering, Deutsche Bank AG London or any person acting for Deutsche Bank AG London may effect transactions with a view to supporting the market price of the GDRs at a higher level than that which might otherwise prevail for a limited period. However there may be no obligation on Deutsche Bank AG London or any agent of Deutsche Bank AG London to do this. Such stabilising may be effected on the LSE or otherwise. Such stabilising, if commenced, may be discontinued at any time, and must be brought to an end after a limited period.

In connection with the Greek offering, Alpha Finance and National Bank of Greece or any person acting for Alpha Finance and National Bank of Greece may effect transactions with a view to supporting the market price of the shares at a higher level than that which might otherwise prevail for a limited period. However, there may be no obligation on Alpha Finance and National Bank of Greece or any agent of Alpha Finance and National Bank of Greece to do this. Such stabilising may be effected on the ASE. Such stabilising, if commenced, may be discontinued at any time, and must be brought to an end after a limited period.

AVAILABLE INFORMATION

So long as any of the shares or GDRs are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act and we are not subject to and in compliance with the reporting requirements of Section 13 or 15(d) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act") nor exempt from reporting pursuant to Rule 12g3-2(b) thereunder, we will make available to any holder or beneficial owner of our shares or GDRs or shares represented thereby and to any prospective purchaser of such shares or GDRs or shares represented thereby, upon the request of such holder, beneficial owner or prospective purchaser, the information specified in and meeting the requirements of Rule 144A(d)(4) under the Securities Act.

We will furnish to the Depositary copies of our annual report in English, which will include our audited consolidated financial statements prepared in accordance with international accounting standards ("IAS"). The framework of these standards is now known as International Financial Reporting Standards ("IFRS"). We will also furnish to the Depositary notices of shareholders' meetings and other reports and communications we make generally available to our shareholders, together with unaudited quarterly and six-monthly financial statements prepared in English and in accordance with IFRS. Upon receipt of notices and other reports, the Depositary will make such notices and reports available to the holders of GDRs on the terms set out in the terms and conditions of the GDRs. You should read the "Terms and Conditions of the Global Depositary Receipts" for a more detailed description of the terms and conditions of the GDRs.

Pursuant to Greek law, we are required to file with the ASE unaudited quarterly and six-monthly reports and audited annual reports according to accounting principles generally accepted in Greece ("Greek GAAP") within 60 days of the relevant period end and to publish such reports in two Greek newspapers. We will prepare and make available accounts based on Greek GAAP, reflecting our Generation, Transmission and Distribution business units as separate business units, following the end of our first statutory accounting period. In addition, we file with the UKLA the same information that we file with the ASE.

JURISDICTION AND SERVICE OF PROCESS IN THE UNITED STATES AND ENFORCEMENT OF FOREIGN JUDGEMENTS IN GREECE

We are a *société anonyme* incorporated in the Hellenic Republic. Substantially all our assets are located in Greece. None of our directors, officers or the other persons named in this offering circular are residents of the United States. It may not be possible for you to effect service of process within the United States upon us or such persons with respect to matters arising under the federal securities laws of the United States, or to enforce against us or such persons in United States courts judgements obtained in United States courts predicated upon the civil liability provisions of the federal securities laws of the United States. There is doubt as to the enforceability in Greece, in original actions or in actions for enforcement of judgements of United States courts, of civil liabilities predicated solely upon the federal securities laws of the United States.

CONSENT TO SERVICE AND SOVEREIGN IMMUNITY

The Hellenic Republic is a sovereign state and enjoys sovereign immunity. The Hellenic Republic currently owns approximately 84% of our issued share capital and following the combined offering will own approximately ●% (or approximately ●% assuming no return transfer of additional shares pursuant to the over-allotment option). We do not enjoy sovereign immunity. In addition, we and the selling shareholder irrevocably waive, to the fullest extent permitted by law, any immunity, including, in the case of the Hellenic Republic, foreign sovereign immunity from jurisdiction and, except as provided below, from execution or attachment or similar process to which we or the selling shareholder may otherwise be entitled in any such action in the competent courts of England or in any competent court in the Hellenic Republic.

The assets, revenues, claims and general property of the Hellenic Republic located in the territory of the Hellenic Republic were immune from forced execution, attachment, forced management or any similar process against the Hellenic Republic pursuant to Greek law, although a number of decisions of lower Greek courts (issued over the last three years) have challenged such immunity. Moreover, a decision of the Greek Supreme Court (21/2001) has confirmed the restrictions of such immunity. Pursuant to a recent amendment to Article 94, paragraph 4 of the Greek Constitution, court judgements may be executed compulsorily against the assets and general property of the Hellenic Republic. However, this Article provides that such execution will apply according to a special statute which is yet to be adopted. There may also be immunity from execution or attachment or process in the nature thereof, and the foregoing waiver shall not constitute a waiver of such immunity, with respect to the assets, revenues, claims and general property of the Hellenic Republic which constitute "public property" (such as buildings serving public purposes) and/or with respect to the premises of the Hellenic Republic's diplomatic missions in any jurisdiction which affords immunity thereto and/or with respect to assets of the Hellenic Republic outside the Hellenic Republic necessary for the proper functioning of the Hellenic Republic as a sovereign power.

The Hellenic Republic reserves the right to plead sovereign immunity under the U.S. Foreign Sovereign Immunities Act of 1976, as amended (the "Sovereign Immunities Act") with respect to actions brought against the Hellenic Republic under the United States federal securities laws or any state securities laws. In the absence of a waiver of immunity by the Hellenic Republic with respect to such actions, it would not be possible to obtain a United States judgement in an action against the Hellenic Republic, unless a court were to determine that the Hellenic Republic is not entitled under the Sovereign Immunities Act to sovereign immunity with respect to such action.

As a *société anonyme,* we are not subject to the same regime as the Hellenic Republic. Nevertheless, under Greek law, there can be no forced execution, attachment, forced management or any similar process against our fixed assets, our works in progress or our installations that are necessary for the performance of our public utility activities relating to the generation, transmission, distribution and supply of electricity. A final judgement against the selling shareholder or us rendered by any competent English court will be recognised in Greece without being reviewed as to the merits according to the provisions of the European Union Regulation 44/2001. A judicial duty equivalent to 0.7% of the amount claimed is payable to the Hellenic Republic upon the commencement of proceedings before a Greek court to obtain a judgement upon any such amount due from the Hellenic Republic or us.

PRESENTATION OF FINANCIAL INFORMATION

Historically, PPC prepared its financial statements in accordance with Law 1468/1950 for the establishment of PPC. With effect from 1st January, 2001, PPC was transformed into a *société anonyme* and, as part of this transformation, PPC S.A. became obliged to prepare its financial statements in accordance with Greek GAAP. According to Greek GAAP and our articles of incorporation, our first statutory accounting period is the twenty-four month period ending 31st December, 2002.

We have restated our consolidated financial statements as at and for the years ended 31st December, 1998, 1999 and 2000 and as at and for the six months ended 30th June, 2001 according to Greek GAAP and in accordance with IFRS.

This offering circular includes our audited consolidated financial statements as at and for the years ended 31st December, 1998, 1999, 2000 and 2001 and our audited consolidated financial statements as at and for the six months ended 30th June, 2001 and 2002, which were prepared in accordance with IFRS. In addition, we have presented selected unaudited consolidated financial information as at and for the nine months ended 30th September, 2001 and 2002, which was also prepared in accordance with IFRS. Our audited consolidated financial statements as at and for the years ended 31st December, 1998, 1999 and 2000 were audited by Arthur Andersen Certified Auditors Accountants S.A. ("Arthur Andersen"), independent auditors. Our audited consolidated financial statements as at and for the year ended 31st December, 2001 and our audited consolidated financial statements as at and for the six months ended 30th June, 2001 and 2002 were audited by Ernst & Young, independent auditors. The audited consolidated financial statements are subject to qualifications by Ernst & Young and Arthur Andersen in their audit reports. The Ernst & Young report is qualified as to (i) the accounting for provisions relating to benefits for pensioners' electricity as a charge against equity rather than the income statement, (ii) the accounting for certain provisions which were recognised in order to reflect possible risks from adverse movements in interest and foreign exchange rates, and which are not in accordance with IFRS, and (iii) the sufficiency of detail of our fixed assets register, which precluded them from performing certain audit tests. The Arthur Andersen report is qualified as to (a) the absence of provisions in our financial statements, prior to 2000, for pension and social security liabilities and (b) the sufficiency of detail of our fixed assets register, which precluded them from performing certain audit tests. You should read "Index to Financial Statements—Independent Auditors' Reports" for further information about our financial statements.

In 2001, we engaged American Appraisal (Hellas) Limited ("American Appraisal") to value our fixed assets in order to reflect their fair market value as at 31st December, 2000, the latest practicable date to which such valuation could be prepared given the length of American Appraisal's engagement. American Appraisal issued a report in September 2001, a summary of which is contained in the Appendix to this offering circular, setting out the criteria used to derive the fair market value of our fixed assets. The American Appraisal valuation was based on a number of assumptions which are set out in the summary report included in this offering circular. We are in the process of revaluing our fixed assets based upon the valuation performed by American Appraisal; however, the fixed asset values in our audited consolidated financial statements included in this offering circular for the years ended 31st December, 2000 and 31st December, 2001, and for the six months ended 30th June, 2001 and 30th June, 2002 and our selected unaudited consolidated financial information as at and for the nine months ended 30th September, 2001 and 2002 do not reflect the fair market value of such assets as established in the American Appraisal valuation. This is because we have not yet completed the process of updating our fixed asset register, which we will complete prior to the finalisation of our statutory financial statements for the twenty-four month accounting period ending 31st December, 2002 and which will contain a comprehensive list as well as the fair market value of our fixed assets. Once this is completed, and as allowed under Greek law, we will incorporate the results of our revaluation into our statutory financial statements for the statutory twenty-four month accounting period ending 31st December, 2002.

FOREIGN CURRENCY PRESENTATION

Our financial statements are expressed in euros as of 1st January, 2002. Prior to 1st January, 2002, our financial statements were expressed in Greek drachmas. All references to "EUR", "euros" and

"€" are to the lawful currency of the member states of the European Union which adopted the single currency in accordance with the Treaty Establishing the European Community (signed in Rome on 25th March, 1957), as amended by the Treaty on European Union (signed in Maastricht on 7th February, 1992). References to "drachmas" or "GRD" are to Greek drachmas. References to drachmas for the period after 1st January, 2001 are to a denomination of euro and, in respect of the period before 1st January, 2001, to the lawful currency at that time of Greece. In this offering circular, solely for the convenience of the reader, Greek drachma amounts have been translated into euro at the rate of € 1.00 = GRD 340.75, the conversion rate between the drachma and the euro fixed on 20th June, 2000. You should be aware that drachma amounts presented in this offering circular for periods prior to 20th June, 2000 have been translated into euro assuming the same conversion rate of € 1 = GRD 340.75. All references to "$", "U.S. dollars" or "U.S.$" are to United States dollars and all references to "Canadian dollars" or "Cdn$" are to Canadian dollars. For historical information regarding rates of exchange between the euro and the U.S. dollar, see "Exchange Rates".

FORWARD-LOOKING STATEMENTS

This offering circular includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions about our company and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties, assumptions and other important factors include, among others:

- general economic and business conditions;
- political instability or military conflict in Europe, the Middle East or elsewhere;
- industry trends;
- competition;
- changes in government, Greek legislation or European Union regulation;
- our ability to reduce costs, including staffing costs;
- availability of qualified personnel;
- changes in business strategy or development plans;
- availability, terms and deployment of capital;
- currency fluctuations; and
- our anticipated future revenues.

We are under no obligation to update or revise publicly any forward-looking statement. The forward-looking events discussed in this offering circular might not happen. In addition, you should not interpret statements regarding past trends or activities as promises that those trends or activities will continue in the future. All written, oral and electronic forward-looking statements attributable to us or to persons acting on our or its behalf are expressly qualified in their entirety by this cautionary statement.

TABLE OF CONTENTS

In this offering circular, "PPC S.A.", the "Company", "we", "us" and "our" refer to Public Power Corporation S.A. "PPC" refers to the Company as it existed prior to its transformation into a *société anonyme* with effect from 1st January, 2001. Unless otherwise specified or the context requires, all references to "Greece", the "Greek State" or the "State" mean the Hellenic Republic, "DEKA" means the Public Enterprise of Negotiable Securities S.A., "EU" means the European Union, "U.S." and "United States" mean the United States of America, its territories and its possessions and "U.K." and "United Kingdom" mean the United Kingdom of Great Britain and Northern Ireland.

SUMMARY

The following summary does not contain all of the information that may be important to you. It is qualified in its entirety by, and should be read in conjunction with, the more detailed information, including the full description of our business in "Our Business", "Description of our Share Capital", "Terms and Conditions of the Global Depositary Receipts", "Summary of Provisions Relating to the GDRs While in Master Form" and our financial statements and the related notes, contained elsewhere in this offering circular.

Our Business

We are the largest electricity generator, the sole owner of transmission assets and currently the sole distributor of electricity in Greece, providing electricity to approximately 6.65 million customers as at 30th June, 2002. In the year ended 31st December, 2001, we generated approximately 97% of the 49,699 GWh of electricity produced in Greece.

We are among the largest industrial enterprises in Greece in terms of assets and revenues. In the year ended 31st December, 2001, we achieved total sales of electricity of € 3,053 million, profit from operations of € 608 million and profit after tax of € 252 million. As at 30th June, 2002, we had an installed generating capacity of 11,713 MW.

As an integrated electric utility, we generate electricity in our 97 power generating stations, facilitate the transmission of electricity through approximately 11,100 kilometres of high voltage power lines and distribute electricity to consumers through approximately 198,125 kilometres of distribution network. We also produce almost all the lignite for our lignite-fired power stations from our five lignite mines.

STRATEGY

Our strategic objectives are to maintain the leading position in the Greek electricity market, continue restructuring to further reduce personnel, cut costs and improve efficiency of operations, continue capital expenditure rationalisation and debt reduction. In addition, we will continue to explore long-term growth opportunities.

Maintain the leading position in the Greek electricity market: We aim to maintain our leading position in the liberalised and growing Greek electricity market. We intend to sustain this position by taking advantage of our lignite-driven low-cost generation fuel mix, technical expertise, commercial knowledge of the Greek electricity market and our strong brand name. We also continue to increase customer loyalty by improving our customer service offerings.

Continue restructuring to further reduce personnel, cut costs and improve efficiency of operations: As part of our ongoing transformation from a state-owned utility to a commercial entity seeking to increase shareholder value, we are continuing to restructure our operations to further improve our competitiveness. Accordingly, we are:

- reducing personnel—We have set a target of reducing our staffing levels from approximately 31,600 employees as at 31st December, 2000 to approximately 25,000 employees by 2005 through natural attrition and constrained hiring.
- reducing costs and improving operating efficiency—We are seeking to further reduce costs by engaging in preventive maintenance, improving the efficiency of our stations and equipment through selective investment and improving our inventory management, procurement practices and outsourcing procedures.

Continue our capital expenditure rationalisation and debt reduction: As part of the restructuring programme undertaken in 2000, we implemented stricter financial criteria for assessing all investments.

Explore long-term growth initiatives: We continue to explore long-term growth opportunities, including:

- Expansion outside Greece—We continue to monitor investment opportunities in the South-Eastern European region.

- Telecommunications—We believe that we can take advantage of significant operating synergies and economies of scale by sharing customer service points, back office operations and our brand name between our electricity and telecommunications operations. We expect Evergy, our joint venture with WIND, to launch in the first quarter of 2003 a wide range of telecommunications services, encompassing fixed wireless telephony and a portfolio including voice and internet broadband services.
- Renewable resources—As a complement to our existing energy operations, we continue to invest in electricity generation from renewable resources and further pursue business opportunities in this area.

You should read "Our Business—Strategy" for further information.

REGULATION OF THE GREEK ELECTRICITY SECTOR

The regulatory framework for the Greek electricity industry has recently been subject to significant change as a result of European Union and Greek government measures designed to increase competition in the electricity market. These changes have had and will continue to have a number of significant effects on our business. Greek Law 2773/1999 (the "Liberalisation Law") implemented this new regulatory framework, while a Ministerial decision established that the market comprising all high or medium voltage electricity users, currently representing 34% of the electricity supply market in terms of power consumption, is open to competition.

Under that Ministerial decision, electricity customers are categorised as either Eligible Customers or Non-Eligible Customers. Eligible Customers are entitled to purchase electricity from the supplier of their choice on the basis of commercial contracts agreed between the customer and the supplier.

In addition, the Liberalisation Law provided for changes in the areas of generation, import, export, purchase and sale of electricity:

- the introduction of competition in power generation through the granting of authorisations to generate electricity in the interconnected system and through a tendering procedure for authorisations to provide generating capacity on the autonomous islands.
- the establishment of the Hellenic Transmission System Operator S.A. (the "HTSO") on 3rd May, 2001, as an independent entity to operate and ensure the maintenance and development of the interconnected transmission system and its interconnections with other networks.
- the establishment of the Energy Regulatory Authority (the "RAE") on 1st July, 2000, an independent authority responsible for regulating the energy market. The RAE mainly has an advisory and supervisory role while decision making power lies with the Minister of Development.
- the establishment of the Public Power Corporation Personnel Insurance Organisation (the "PIO"), on 1st January, 2001, as a separate pension fund in order to fund the social security expenses of our employees. You should read "Our Business—Employees" for a more detailed discussion of the PIO.

You should read "Operating and Financial Review and Prospects" and "Regulation of the Greek Electricity Sector" for a more detailed discussion of the regulation of the Greek electricity market.

RECENT DEVELOPMENTS

Our shareholders, at the general meeting held on 22nd November, 2002, approved a contract to be signed between ourselves and the Hellenic Republic regarding the option in the Public Gas Corporation of Greece S.A. ("DEPA"). We are currently considering whether to exercise the option granted to us by the Hellenic Republic to acquire up to 30% of the shares in DEPA. We are currently negotiating with the Hellenic Republic the price, the terms and conditions regarding the exercise of this option. We expect to finance the acquisition of the stake in DEPA with cash generated from our operations.

In October 2002, the European Commission approved the application of the Hellenic Republic in respect of a stranded costs regime allowing us to recover stranded costs for a total amount of up to € 1,430 million. These stranded costs fall into three categories and relate to the costs associated with: (a) the operation of financially non-competitive power stations in a liberalised market, for an

amount of up to € 929 million and recoverable until 2015; (b) investment outside our usual scope of business, for an amount of € 324 million and recoverable until 2006; and (c) our contract with Aluminium Company of Greece S.A. ("Aluminium") expiring in 2006, for an amount of up to € 178 million.

There are a number of procedural requirements to be met allowing for the implementation of recovery of stranded costs. The Hellenic Republic is currently exploring the process by which we will benefit from the European Commission's decision on stranded costs.

The Minister of Economy and Finance has reconfirmed to us in a letter dated 20th November, 2002 that the position of the Hellenic Republic to compensate us for some of the costs related to public service obligations, subject to compliance with Greek and European Union law, remains unchanged from its position as stated in the letter to us dated 8th November, 2001. You should read "Regulation of the Greek Electricity Sector—The Greek Legislative Framework" for a more detailed discussion of public service obligations (the "PSOs").

We are currently in a dispute with the Public Power Corporation Personnel Insurance Organisation (the "PIO") as to who is responsible for bearing the cost of electricity supplied at a discount to our pensioners, which we are currently claiming from the PIO. According to legal opinions we received from independent legal advisors, the electricity supplied at a discount represents an insurance benefit and, accordingly, the related obligation lies with the PIO. However, the outcome of this dispute is still uncertain. In these circumstances, we have decided to include a provision in our financial statements for the six month period ended 30th June, 2002 for the full amount of the present value of this potential exposure, which has been actuarially estimated at € 213 million. You should read "Our Business—Employees—Pension Benefits" for more information regarding this dispute.

In November 2002, we submitted an application to the RAE for the construction of a new CCGT unit at our Lavrio station for an installed capacity of approximately 400 MW. Should this application be approved, we expect construction of this unit to be completed within approximately three years from the time the approval is granted.

You should consider carefully all the information set out in this offering circular and, in particular, you should evaluate the specific factors under "Risk Factors" beginning on page 10 for considerations relevant to an investment in the shares and GDRs.

The Combined Offering

The following information assumes that the joint global coordinators, on behalf of the international managers and the Greek managers, exercise the over-allotment option and that there is no increase in the size of the combined offering, each as described in further detail below.

The Combined Offering:	The combined offering consists of the international offering, the Greek offering and the employee offering, comprising up to 23,200,000 shares offered by the selling shareholder. In addition, the selling shareholder may elect to increase the size of the combined offering by up to 4,640,000 shares, with the mutual agreement of the joint global coordinators, on behalf of the international managers and the Greek managers.
The Selling Shareholder:	The Hellenic Republic currently owns approximately 84% of our issued share capital. All of the shares being offered in the combined offering are being offered and sold, directly or indirectly, by the Hellenic Republic. Following the combined offering, the Hellenic Republic will own approximately ●% of our share capital (or approximately ●% assuming no return transfer of additional shares pursuant to the over-allotment option). Under Greek law and under a provision of our articles of incorporation, the Hellenic Republic's participation in our share capital may not be less than 51% of our share capital in existence at any time. This requirement can only be changed by legislation.
Securities Offered in the Combined Offering:	● shares directly or in the form of GDRs.
The International Offering:	The international offering consists of an offering by the selling shareholder of ● shares directly or in the form of GDRs, to: • institutional investors outside the United States in reliance on Regulation S under the Securities Act; and • qualified institutional buyers in the United States as defined in and in reliance on Rule 144A under the Securities Act.
The Greek Offering:	The Greek offering consists of an offering by the selling shareholder of ● shares to the public and to institutional investors in Greece. Shares offered to the public in Greece will be offered at an offer price of € ●, a 3% discount to the offer price (the "Greek retail price"). This discount will be limited by the lower end of the offering price range to be announced on 2nd December, 2002. In addition, retail investors will receive one bonus share for every ten shares held for a six month period, up to a maximum of 200 shares per retail investor.
The Employee Offering:	The employee offering consists of an offering by the selling shareholder of ● shares to our employees through a private placement. Shares offered to the employees will be offered at € ●, a 10% discount to the Greek retail price. In addition, employees will receive one bonus share for every ten shares held for a 12 month period, up to a maximum of 200 shares per employee.
Privatisation Certificates:	Holders of two series of privatisation certificates issued by the Hellenic Republic are entitled to exercise rights to exchange their certificates for ordinary shares sold in the international offering and the Greek offering on a preferential basis. The Hellenic Republic issued one series of privatisation certificates, in October 1998, in an amount of € 500 million, and another series of privatisation certificates in October 2001, in an amount of € 1.7 billion. Holders of privatisation certificates are entitled to preferential allocation over

64% of the shares being offered in the international offering and the Greek offering.

Holders of both series of privatisation certificates are entitled to a 5.0% discount from the offer price. In connection with the international offering and the Greek offering, a programme has been established enabling the joint global coordinators at their discretion to elect to arrange for delivery of cash in lieu of ordinary shares to holders that have agreed to accept this alternative. These holders, if any, will receive cash equal to the offer price for the number of ordinary shares that the holder is entitled to receive in the combined offering in exchange for their privatisation certificates according to the terms and conditions of the relevant series. Holders of privatisation certificates who have exercised their rights of exchange will receive ● ordinary shares.

Any holder who wishes to exercise its exchange rights must mail or submit its notice of exercise to the Principal Exchange Agent or the Luxembourg Exchange Agent of the privatisation certificates, Euroclear or Clearstream, as applicable, in accordance with the terms and conditions of the privatisation certificates between 3rd December, 2002 and 6th December, 2002 (9 a.m. London time/10 a.m. Luxembourg time/11 a.m. Athens time), which is currently expected to be the date on which the combined offering will end. Any holder who wishes to elect for the cash option must submit its notice of exercise to the Principal Exchange Agent or the Luxembourg Exchange Agent, Euroclear or Clearstream and the joint global coordinators, no later than 6th December, 2002 (9 a.m. London time/11 a.m. Athens time). Forms of notice of exercise, the privatisation certificates offering circular dated 8th October, 1999, the privatisation certificates information memorandum dated 3rd October, 2001, this preliminary offering circular (incorporating our audited financial statements for the last four financial years) and the Greek offering circular issued in connection with the Greek offering can be obtained by privatisation certificate holders from the specified offices of the Principal Exchange Agent and the Luxembourg Exchange Agent. Copies of our articles of association can be inspected at the offices of the Principal Exchange Agent and the Luxembourg Exchange Agent.

It is expected that the shares will be made available for delivery in Athens on or about 12th December, 2002. The shares will be accepted for delivery through the facilities of the Central Securities Delivery S.A.

Over-allotment Option:

The joint global coordinators, on behalf of the international managers and the Greek managers, have an option to procure the transfer by the selling shareholder of up to 10% of the shares being offered in the combined offering (the "additional shares"), in order to meet any excess demand. Alpha Finance and National Bank of Greece, as stabilising managers in connection with the Greek offering, and Deutsche Bank AG London, as stabilising manager in connection with the GDRs, can use the proceeds of sale of the additional shares to effect transactions with a view to supporting the market price of the shares or GDRs at a higher level than that which might otherwise prevail during the 30 day period from the date on which dealings in the shares commence on the ASE. At the end of the period, the stabilising managers must transfer any shares purchased with such proceeds of sale, together with any remaining balance, to the selling shareholder. Assuming no return transfer of additional shares to the Hellenic Republic at the end of the period,

	the Hellenic Republic will own approximately ●% of our shares after the combined offering. The additional shares are to be sold on the same terms as the shares in the combined offering.
Offer Price Range:	The price range for the Greek offering will be set on or about 2nd December, 2002. The offer price for the international offering has to be within this price range.
Offer Price:	€ ● per share and GDR.
Shares outstanding immediately before and after the Combined Offering:	232,000,000 shares.
The GDRs:	Each GDR will represent the right to receive one share. The GDRs will be issued under a deposit agreement with The Bank of New York as depositary. GDRs offered outside the United States pursuant to Regulation S under the Securities Act (the "Regulation S GDRs") will initially be represented by a Temporary Master Regulation S GDR. If you purchase your shares in the form of GDRs, you will have no direct rights against us pursuant to the deposit agreement although you will have certain rights under a Deed Poll issued by us in connection with the GDRs. You should read "Terms and Conditions of the Global Depositary Receipts" and "Summary of Provisions Relating to the GDRs While in Master Form" for a more detailed discussion of the GDRs and temporary GDRs.
Voting Rights:	Our articles of incorporation contain certain provisions that restrict the voting rights of all shareholders, subject to certain exceptions. If at any time you hold in excess of 5% of our voting shares, you may not have the right to attend and vote at any general assembly of shareholders in respect of that portion of your shareholding that exceeds 5%. These voting restrictions are not applicable to the Hellenic Republic, banks and depositaries, including the Depositary. The Depositary may vote, in the aggregate, a greater percentage of shares on behalf of the underlying investors who, individually, hold no more than 5% of our shares.
Dividend Policy:	According to our articles of incorporation and Greek law, we must pay a minimum dividend equal to the greater of (a) 6% of our paid-up share capital or (b) 35% of our net profits for that year after the formation of ordinary reserves. Calculation of all such amounts is based on our financial statements prepared according to Greek GAAP. You should read "Dividend Policy" for a more detailed discussion of our dividend policy.
Use of Proceeds:	We will not receive any proceeds from the sale of shares by the selling shareholder in the combined offering.
Listing and Trading:	The shares are listed on the ASE, under the symbol PPC, and our existing GDRs are admitted to the official list maintained by the UKLA and to trading on the LSE's market for listed securities. Application has been made for the GDRs to be issued in connection with the international offering to be admitted to the official list maintained by the UKLA and to trading on the LSE's market for listed securities.
Lock-ups:	We and the selling shareholder have agreed, during the period of 180 days from the date of this offering circular, not to, directly or indirectly, offer, sell, contract to sell or issue or otherwise dispose of any shares of the same class or series as the shares or GDRs, (other than any bonus ordinary shares transferred to Greek retail

investors who hold ordinary shares purchased in the Greek offering for six months and any shares transferred to the PIO by the Hellenic Republic) including but not limited to any securities that are convertible into or exchangeable for, or that represent the right to receive shares or GDRs or any such substantially similar securities, or purchase or sell any option or other guarantee or enter into any swap, hedge or other agreement that would have similar economic consequences to the foregoing, in each case without the prior written consent of the joint global coordinators (such consent not to be unreasonably withheld). Pursuant to the terms of a recent Greek interministerial decision, our employees, during the period of 180 days from the date of the offering circular, cannot, directly or indirectly, offer, sell, contract to sell or otherwise dispose of any shares of the same class or series as the shares.

Transfer Restrictions: You should read "Transfer Restrictions and Settlement" for a more detailed discussion of the restrictions on transfers of the shares and GDRs, and the initial issuance of temporary Regulation S GDRs.

Payment and Settlement: The shares and GDRs are being offered by the international managers, directly or through their qualified affiliates, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the shares and GDRs will be made available for delivery in Athens and London, respectively, on or about 12th December, 2002. The shares will be accepted for delivery through the facilities of the Central Securities Depositary S.A. (the "CSD") against payment in immediately available funds. The Rule 144A GDRs and the Regulation S GDRs will be accepted for delivery through Euroclear Bank S.A./N.V., as operator of the Euroclear System ("Euroclear") or Clearstream Luxembourg, *société anonyme* ("Clearstream") against payment in immediately available funds.

SAT Account: To facilitate the settlement and clearance of shares through the CSD, investors who intend to subscribe for or purchase shares directly in the combined offering must submit the following details to the relevant international manager no later than 12.00 noon (London time) on 6th December, 2002:

- SAT account name
- SAT account number
- SAT account code
- abbreviation
- local custodian
- local custodian account number.

You should read "The Athens Stock Exchange and Settlement" for a more detailed discussion of settlement arrangements at the CSD.

GDR Security Numbers:	Temporary Regulation S GDRs • ISIN: US7444312067 • Common Code: 015891467 Regulation S GDRs • ISIN: XS0139847601 • Common Code: 013984760 Rule 144A GDRs • ISIN: XS0139849052 • Common Code: 013984905
Share Security Number:	ISIN: GRS434003000
Our Principal Executive Office:	30 Chalkokondyli Street, Athens 10432, Greece. Telephone (+30) 2 10 523 4604

RISK FACTORS

An investment in our shares or GDRs involves certain risks. You should carefully consider all the information contained in this offering circular, including the risks described below, before making any investment decision with respect to the shares or GDRs.

FACTORS RELATING TO THE COMPANY

Our financial statements are subject to qualified audit reports

Ernst & Young and Arthur Andersen have qualified their audit reports with respect to the audited consolidated financial statements included in this offering circular. The Ernst & Young report is qualified as to (i) the accounting for provisions relating to benefits for pensioners' electricity as a charge against equity rather than the income statement, (ii) the accounting for certain provisions which were recognised in order to reflect possible risks from adverse movements in interest and foreign exchange rates, and which are not in accordance with International Financial Reporting Standards ("IFRS"), and (iii) the sufficiency of detail of our fixed assets register, which precluded them from performing certain audit tests. The Arthur Andersen report is qualified as to (a) the absence of provisions in our financial statements, prior to 2000, for pension and social security liabilities and (b) the sufficiency of detail of our fixed assets register, which precluded them from performing certain audit tests. You should read the "Index to Financial Statements—Independent Auditors' Reports" included elsewhere in this offering circular for more information.

We are in the process of revaluing our fixed assets; these values, however, have not been reflected in our audited balance sheets or statements of operations included in this offering circular

Prior to our transformation into a *société anonyme* in 2001, we did not keep complete records of our fixed assets and, as a result, our fixed asset register does not provide sufficiently detailed information that would enable us to determine each of our fixed assets.

We engaged American Appraisal to value our fixed assets in order to reflect their fair market value. American Appraisal issued a report in 2001, a summary of which is contained in this offering circular, setting out the criteria used to derive the fair market value of our fixed assets. We are in the process of revaluing our fixed assets based upon the valuation performed by American Appraisal. However, the fixed asset values in our audited consolidated financial statements included in this offering circular for the years ended 31st December, 2000 and 2001 and the six month periods ended 30th June, 2001 and 2002, and the unaudited consolidated financial information for the nine month periods ended 30th September, 2001 and 2002 included in this offering circular, do not reflect our revaluation and therefore do not reflect the fair market value of these assets. This is because we have not yet completed the process of updating our fixed asset register, which we will complete for our statutory twenty-four month accounting period ending 31st December, 2002 and which will contain a comprehensive list as well as the fair market value, of our fixed assets.

Once the fixed asset register is completed (in accordance with Greek law), we will incorporate the results of our revaluation into our financial statements for our statutory twenty-four month accounting period ending 31st December, 2002. The book value of our fixed assets as at 31st December, 2002 will be significantly higher than the book value of our fixed assets as at 30th June, 2002 included in this offering circular. As a result, depreciation charges for the year ending 31st December, 2002 will be proportionally higher than the same charges for the six months ended 30th June, 2002. You should read note 14 to the audited consolidated financial statements for an explanation of the significance of these differences in respect of the period up to 30th June, 2002. We will also have to take account of any additions or disposals of fixed assets made since 1st January, 2001.

Our exposure to legal liability is significant

We are defendants in a significant number of legal proceedings arising from our operations, with a total estimated exposure of approximately € 426 million. While we have obtained judgements in our favour in some of the legal proceedings at the first and second instance, we are not able to predict the ultimate outcomes, which may be unfavourable to us. We are also involved in certain litigation with potential environmental liability which, although it may not involve financial penalties and

therefore cannot be quantified, if determined unfavourably, could have a material adverse effect on our financial condition or business operations.

The aggregate amounts we may be required to pay may be significant. We have established a reserve for litigation where we consider it probable that a claim will be resolved unfavourably and where we can reasonably estimate the potential loss involved. It is possible that we have made insufficient provisions for litigation risk. Accordingly, any claims settled unfavourably in excess of these provisions could have a material adverse effect on our financial condition and results of operations. You should read "Our Business—Legal Proceedings" for a more detailed discussion of these legal proceedings.

You should read "Our Business—Legal Proceedings" for a more detailed discussion of these legal proceedings and our pension liabilities.

We could have significant pension liabilities in the future

Prior to 1st January, 2000, we were required to provide pension, healthcare and welfare benefits for our employees and pensioners rather than participate in standard, state-sponsored social security programmes. Until that time, because of uncertainties regarding the level of our legal obligations arising from the pension, medical and other benefits of our employees and pensioners, we were accounting for such costs on a cash basis, rather than on an actuarially determined basis. Thus, no financial reserves were maintained to cover current or accrued pension liabilities. By 31st December, 1999, our potential exposure for social security liabilities was estimated to be approximately € 10.4 billion.

As of 1st January, 2000, the PIO, a specific pension fund established for us under the Liberalisation Law and pursuant to collective agreements with our unions, is responsible for all pension benefits, healthcare insurance and other social security expenses for our employees and pensioners. The PIO is a public entity supervised by the Hellenic Republic. Following its establishment, we are no longer obliged to make any payments in respect of pensions or healthcare, and we have no pension liability except certain contributions, generally determined for all employers in Greece, as a percentage of an employee's salary. All employer, employee and pensioner contributions are paid to the PIO. You should read "Our Business—Pension benefits" for a more detailed discussion of pension benefits.

Under the Liberalisation Law enacted on 22nd December, 1999, which ratified the collective agreements with our unions, the Hellenic Republic assumed the obligation to meet any differences between the total income of the PIO and its payment obligations for pension and healthcare benefits. Although, at present, we believe we have no obligation under existing laws to cover any future differences between the total income of the PIO and its payment obligations assumed by the Hellenic Republic, there can be no assurance that the existing social security laws will remain unchanged, or that we will not be required in the future, by law or otherwise, to contribute or provide additional funds to the PIO.

The methodology for establishing future tariffs has not been finalised

The Hellenic Republic has appointed an independent regulator, the RAE, to regulate the electricity industry pursuant to basic principles established by the Liberalisation Law. The level of customer electricity tariffs that all suppliers, including ourselves, charge customers for electricity, the tariffs the HTSO charges all suppliers, including ourselves, for connecting to and using the interconnected transmission system and the tariffs that we charge all suppliers for use of our distribution network, are determined by the Ministry of Development on the recommendation of the RAE. Although the Ministry of Development indicated to us the criteria under which tariffs will be set, there can be no assurance as to the level of tariffs.

Furthermore, although the RAE is required by Greek law to provide recommendations with respect to the level of tariffs, there is no requirement for the Ministry of Development to follow such recommendations. For example, in July 2002 the RAE proposed a tariff increase of 4% and the Ministry of Development increased tariffs by 3.85%. In addition, for so long as we supply at least 70% of the Eligible Customer market, the Ministry of Development will continue to set the maximum electricity tariff that we may charge to Eligible Customers.

Future electricity tariffs, which we cannot currently control or predict, may change in ways that could have a material adverse effect on our business, financial condition or results of operations. You should read "Regulation of the Greek Electricity Sector" for a more detailed discussion of tariffs and the regulations applicable to Eligible Customers.

Internal control requirements in Greece may differ from other jurisdictions, including the United States of America

We are continuously monitoring our internal control systems in order to improve transparency and decision making procedures and plan to make all adjustments necessary to ensure that we fully comply with regulations of the Greek Capital Markets Committee. You should read "Operating and Financial Review and Prospects—Internal Control" for more information on our internal control systems. You should be aware that current internal control requirements in Greece may differ significantly from those in other jurisdictions, including the United States of America.

We have incurred significant indebtedness to finance our capital expenditure requirements

We have incurred debt to fund our capital resource requirements. As at 30th June, 2002, our outstanding debt was approximately € 4.6 billion, as compared to approximately € 5.3 billion as at 30th June, 2001. You should read our audited consolidated financial statements and the related notes for more information. Servicing this debt may become more burdensome to us in the future, depending on the level of debt, prevailing interest rates and, to a lesser extent, adverse exchange rate fluctuations. This could have an adverse effect on our financial condition and results of operations and also impact our ability to obtain future financing.

Fuel costs and hydrological conditions may have a significant impact on our operating costs

The price of oil and natural gas significantly affects our operating costs. For the year ended 31st December, 2001, approximately 16% of our net electricity production, in terms of GWh, was from oil-fired power stations and approximately 12% was from natural gas-fired power stations, accounting for 38% and 27% of our total fuel costs, respectively, during that period. As we do not hedge against volatility in oil and natural gas prices, any increase in the price of oil or natural gas could have a material adverse effect on our financial condition and results of operations. Much of our oil-fired capacity is on the autonomous islands (as defined in "Our Business—Overview"), where we are the principal generator and supplier, and where our tariffs are fixed at the same levels as those for the interconnected system.

In an average year, based on annual net production data from 1997 to 2001, approximately 9% of our annual net electricity production has been from our hydroelectric stations, despite the fact that this source represented approximately 25% of our total installed capacity during the same period. In dry years, we rely more heavily on thermal production, mainly from gas-fired and oil-fired power stations, as the lignite-fired power stations are base load stations, which increases our operating costs and, to a lesser extent, on electricity purchases from abroad. As a consequence, lower rainfalls can have an adverse impact on our results of operations.

As tariffs are determined by the Ministry of Development, we do not currently, and in the future may not be able to, pass any increased fuel costs to our customers. You should read "Our Business—Generation" for a more detailed discussion of our primary sources of electricity production.

Regulatory changes may have a material adverse effect on our business and results of operations

The laws, regulations and policies of the Hellenic Republic and the European Union affect our business, financial condition and results of operations. Regulation of the Greek electricity market has changed significantly since 2001, following the implementation into Greek law of the provisions of Directive 96/92 of the European Parliament (the "Electricity Directive") by the Liberalisation Law, which was designed to liberalise and create more competition in the Greek electricity market. The restructuring and other changes to our business driven by the new regulatory framework may have a material adverse effect on our business, financial condition and results of operations.

To comply with the Liberalisation Law, we:

- transferred the management and operation of the interconnected transmission system to the HTSO, of which the Hellenic Republic owns 51% in accordance with the Liberalisation Law; and
- are required to prepare and make available accounts based on Greek GAAP reflecting our Generation, Transmission and Distribution business units as separate business units. Each business unit is responsible for controlling its own costs and achieving its own operating targets.

The Liberalisation Law changed significantly how we operate and the regulations with which we must comply. The regulatory framework implementing the Liberalisation Law is in the process of being completed and some of the detailed regulations implementing the Liberalisation Law, including the Network Code, which will govern access to, and operation of, the distribution network, have not been finalised. Furthermore, the Liberalisation Law is expected to be amended. Accordingly, the obligations to which we are subject and the economic terms of some of our operations, such as generation or distribution, may change in the near future.

The European Commission monitors the implementation of the Electricity Directive and other applicable European Union laws in the Hellenic Republic to ensure that the Greek regulatory regime and electricity market complies with the Electricity Directive and other European Union laws and regulations, such as those relating to state aid. The European Commission together with national courts and tribunals, also enforces the European competition and other European Union rules. We cannot assure you that the European Commission will not take action or that Greek law and regulations will not change in the future pursuant to decisions of European Union institutions in respect of relevant directives and European Union laws and regulations. Any such action by the European Commission or changes may also lead to the repayment by us of certain benefits received in the past. In addition, future changes in European Union or Greek government policy may influence regulation and affect our business in ways that we cannot predict at this time. For example, the Electricity Directive is currently under review and amendments to the Directive are expected. You should read "Regulation of the Greek Electricity Sector—Future developments" for a more detailed discussion on regulatory changes.

The Hellenic Republic has had, and may continue to have, a significant impact on our operations

Governmental influence in the past

Prior to our transformation to a *société anonyme* in 2001, the Hellenic Republic significantly influenced our management policies. Certain of our operations and some of our commercial decision-making were affected by the political and economic objectives of the Greek government.

Although we now base business decisions on commercial criteria, we continue to have obligations under some non-commercial contracts we entered into in the past. For example, arrangements with our two largest corporate customers, Aluminium and Larco S.A. ("Larco"), were not entered into on commercial terms but rather on terms consistent with Greek government policies. You should read "Relationship with the Selling Shareholder" for a more detailed discussion of our contract with Larco. In addition, there can be no assurance that we will not be subject to influence from the Hellenic Republic in the future to undertake investments or enter into contracts under terms that are disadvantageous to us.

The Hellenic Republic will continue to be our majority shareholder after the combined offering

Following the combined offering, the Hellenic Republic will control approximately ●% of our outstanding share capital, or approximately ●% of our outstanding share capital assuming no return transfer of additional shares pursuant to the over-allotment option. This holding will allow the Hellenic Republic to have significant influence over decisions submitted to a vote of our shareholders.

The Hellenic Republic will exercise its rights as a shareholder through the mechanisms of Greek corporate law and our articles of incorporation. Our articles of incorporation provide that certain decisions submitted to shareholders for a vote are to be determined by a simple voting majority at any general assembly of shareholders. Decisions subject to a simple majority of votes include: election of members of the board of directors and the Chief Executive Officer, the distribution of

annual profits and the approval of our annual financial statements. So long as the Hellenic Republic holds a majority of our shares, the Greek government will have the right, as controlling shareholder (in addition to the decisions referred to above), to:

- affect a number of important actions through the exercise of its power to block capital increases and other amendments to our articles of incorporation; and
- elect six out of the 11 members of our board of directors, including the Chief Executive Officer.

Accordingly, actions of the Hellenic Republic, acting through the Minister of National Economy and Finance, could have a significant impact on our management, policies and business decisions.

We expect to be able to follow our current commercially-oriented strategy as discussed in "Our Business—Strategy" for the foreseeable future. However, there can be no assurance that our current senior management will continue to serve in their current capacities or that our commercial initiatives and policies will not be discontinued if there is a change in government policy.

We may be required to take decisions that could have a negative impact on our profitability

Currently, our planned expenditure for additional generating capacity includes power stations in Florina, Atherinolakkos-Lasithi and Chania. We have also recently submitted an application to the RAE for the construction of a new CCGT unit at our Lavrio station. Additional generating capacity may, however, be required to meet expected demand and to fulfil our role as supplier of last resort under the Liberalisation Law. Depending on the number of new entrants to the Greek electricity market over the next few years, we may be required by the Hellenic Republic to build additional generating capacity. We currently operate in an environment of low tariffs relative to other European Union member states. As a result, it is possible that the rate of return on our investment in additional generating capacity, as required by our supply licences with respect to our obligations in the interconnected system or as required by the Liberalisation Law with respect to our obligations on the autonomous islands, might be lower than the rate of return we would apply in deciding to undertake new investment according to our financial guidelines. This rate of return may not justify the diversion of our management resources. Accordingly, such investment may have an adverse effect on our profitability.

The HTSO may require us to invest in the interconnected transmission system to improve the capacity, efficiency and quality of the transmission system assets. We may be required to incur all expenses in connection with such investments. While the Liberalisation Law presently contemplates that we are entitled to compensation from the HTSO for all or part of these expenses, through payment of an annual fee which is provided for under the Liberalisation Law, our eventual compensation by the HTSO will be linked to a reasonable profit, as determined by the Ministry of Development following the RAE's recommendation. We do not have control over the determination of this reasonable profit and costs and there can be no assurance that the profit and the compensation we will receive will cover the actual costs to us, including any financing cost, of us undertaking any investments at the HTSO's request.

We may lose some of the rights and privileges that we have enjoyed in the past

In the past, in common with other public sector companies, we have enjoyed certain rights and privileges including, for example, an exemption from the mandatory obligation to insure our vehicles and immunity from confiscation of certain of our assets. There can be no assurance that we will continue to enjoy such rights and privileges in the future and the loss of such rights and privileges may require us to incur additional, unanticipated expenditures, including the repayment of the value of such rights and privileges enjoyed in the past.

We are subject to certain laws and regulations generally applicable to public sector companies

So long as the Hellenic Republic holds at least 51% of our share capital, we will, in some respects, continue to be classified as a public sector company in Greece. As a public sector company, we will be subject to certain laws and regulations generally applicable to public sector companies in Greece affecting some aspects of our business, including but not limited to the hiring, dismissal and compensation of employees and our procurement policies. These laws and regulations, which do

not apply to our current competitors and are not likely to apply to future competitors, may have a material adverse impact on our results of operations and may also limit our operational flexibility.

Our initiatives aimed at increasing our profitability and competitiveness may not continue to be successful

We implemented in 2001 initiatives designed to enhance our profitability, reduce our costs and improve our ability to compete successfully in a liberalised market. We are continuing to develop these initiatives.

The degree of success of our strategy depends, in part, on factors outside our control, such as the development of the Greek electricity market as well as Greek labour laws and the acceptance by our employees of new management initiatives. In addition, there can be no assurance that we will be able to implement successfully, or realise fully the benefits of, these initiatives.

Our ability to reduce staff is limited

A key part of our strategy to enhance our profitability and ability to compete successfully is to make our operations more efficient. Our ability to reduce staff, in order to improve efficiency and reduce our costs, is limited by:

- Greek laws and collective bargaining agreements with our unions; and
- our past practice of terminating employees' contracts only "for cause".

We depend on constrained hiring and natural attrition to achieve staff reductions. These methods will restrict our ability to reduce staff numbers to the optimum level and improve our profitability. There can be no assurance that, using these methods, we will be able to reduce staff to levels that will help us improve our profitability. Restrictions on our ability to reduce staff numbers could have a material adverse effect on our financial condition and results of operations.

We do not maintain insurance on our operating assets

We do not maintain insurance against the usual risks associated with our power stations, transmission and distribution assets, property, equipment (other than our information technology equipment) and operations. Business interruptions due to labour disputes, strikes, earthquakes, forest fires and adverse weather conditions, among other factors, could result in a loss of revenues or impose liabilities or increased costs on us.

Any material damage to our key power stations, transmission and distribution assets or mining equipment could have a material adverse impact on our business, financial condition or results of operations.

Our business is subject to numerous and increasingly stringent environmental laws and regulations

Our core operations of electricity generation, transmission, distribution and mining, are subject to extensive environmental regulation under Greek law, including laws adopted to implement European Union directives and international agreements. Environmental regulations and standards affecting our business primarily relate to air emissions, water pollution, waste disposal and electromagnetic fields. The principal by-products of electricity generation from fossil-fuels are sulphur dioxide (SO_2), nitrogen oxides (NO_X), carbon dioxide (CO_2) and particulate matters such as dust and fly ash. The primary focus of environmental regulation applicable to our business is to reduce those emissions.

We incur significant costs in complying with environmental regulations requiring us to implement preventative or remedial measures. In addition, it is likely that there will be future environmental laws on both a national and European Union level that will lead to more stringent regulation of our business. These future laws may impose emission limits, taxes, emission trading schemes or remedial measures (such as a requirement to install costly pollution control equipment) and influence our policies in ways that affect our business decisions and strategy, such as by discouraging the use of certain fuels or requiring us to pay for water. They may also require us to incur material capital expenditure. In some cases, environmental issues may require us to restrict or terminate existing operations or projects.

From time to time, we are party to environmental proceedings that arise in the ordinary course of business. Future related costs could have a material adverse effect on our operations and results of operations. For example, if asbestos-containing materials were to be discovered in poor condition at any of our properties after comprehensive surveys were undertaken, we could incur material expenditure to remedy the situation.

The growing debate on the alleged potential long-term health effects of exposure to electromagnetic fields may give rise to proposals for stricter legislation. Low-frequency infrastructure, such as electricity transmission and distribution lines and substations, and high-frequency infrastructure, such as the transmission stations which our telecommunication business may use to provide mobile telephony services, create electromagnetic fields that extend some distance from this infrastructure. In the event that the Greek government or the European Union adopt in the future stricter laws and regulations that would require us to upgrade, move or make other changes to some of our electricity lines and transmission and distribution facilities as well as our telephony infrastructure, compliance with such laws could involve significant costs, limit our telecommunications business or our ability to maintain or expand the coverage for its operations. You should read "Our Business—Environmental Matters" for more information on electromagnetic fields.

The competition we face in the electricity generation and supply markets will increase and we expect to lose some of our current market share

To date, we have not faced significant competition in the electricity generation and supply markets in Greece. Any increase in competition may have a material adverse effect on our results of operations and financial condition.

Electricity tariffs in Greece, as established by the Ministry of Development, are currently among the lowest in the European Union. We do not believe that, under the current tariff regime, we will face any significant competition in the Greek electricity market. However, particularly if electricity tariffs significantly increase, we expect that we will face increased competition in the generation and supply of electricity in the Greek market and may lose a significant portion of our current share of that market.

We do not have all the licences and permits we need in respect of our operations

We are in the process of obtaining from the relevant Greek authorities a number of licences and permits we do not currently have but which are required for our operations, including, for example, certain environmental permits. There can be no assurance, however, that we will receive all required licences and permits in a timely manner. Failure to obtain or renew certain licences might, for example, result in interruptions to some of our operations. In addition, these licences and permits, once granted, or the existing licences and permits, once renewed, may, for example, have more stringent environmental conditions that will require us to incur material additional, unanticipated expenditures.

Risks inherent to mining could increase the cost of our primary fuel or may result in revision of reserve data

Lignite-fired generation accounted for approximately 65% of our total power generation for the six months ended 30th June, 2002.

The lignite reserve data in this offering circular are estimates made by our Mining business unit. While we believe that our reserve data are accurate, such estimates necessarily lack complete precision and depend to some extent on statistical inferences. Exploitable reserves are not considered as such unless they can be economically and legally extracted. Reserve data are not indicative of future results of operations.

Increased production costs, increased stripping ratios and changes in the regulatory regime governing our mining operations may result in revision of reserve data from time to time and may render exploitable reserves uneconomical to exploit or unexploitable.

We are subject to public service obligations for which we may not be adequately compensated

As the largest generator, sole transmitter and currently the sole distributor of electricity in Greece, we are subject to public service obligations that affect our costs. For example, we are required to supply electricity on the autonomous islands at the same tariffs as in the interconnected system, although our costs of generation are higher on the autonomous islands than in the interconnected system. We expect to be compensated from a special account established and administered by the HTSO for meeting our public service obligations to the extent there are competitors and only in proportion to our public service obligations compared with the public service obligations of our competitors. We do not expect the full cost of our public service obligations to be covered by any compensation provided by the special account administered by the HTSO (in the medium term) nor through passing the relevant cost to the customers through the tariffs, even if such compensation is approved by the European Union. As a result, we may incur a significant financial burden in providing the public service obligations, which may have a material adverse effect on our business, financial condition and results of operations. In addition, public service obligations may not be imposed on prospective competitors, which may result in a competitive disadvantage for us.

The Minister of Economy and Finance communicated to us, in a letter dated 8th November, 2001, the intention of the Hellenic Republic to compensate us for some of the costs related to public service obligations, subject to compliance with Greek and European Union law. Although the Hellenic Republic is initiating the process for clearing these payments with the European Commission, it is difficult to estimate when this process will be completed. A first annual payment of €161 million was scheduled to take place in 2002 and similar payments were to continue until 2004 or earlier if an alternative mechanism for compensation was put into place. However, this payment has not yet been received and the timing and amounts to be paid still remain to be determined. The Minister of Economy and Finance has reconfirmed to us in a letter dated 20th November, 2002 that the position of the Hellenic Republic to compensate us as stated in the letter dated 8th November, 2001, and as described above, remains unchanged. Given that these payments are subject to compliance by the Hellenic Republic with Greek and European Union law, there can be no assurance that we will actually receive the sums indicated by the Minister. You should read "Regulation of the Greek Electricity Sector — The Greek Legislative Framework" for a more detailed discussion of public service obligations.

Finally, the Hellenic Republic has powers to require us to take certain actions with respect to matters affecting national security or the provision of services in developing regions.

We are in the process of perfecting title to our land

Although we are the legal successor to all assets formerly owned and registered in the name of PPC, which were transferred to us as part of our transformation to a *société anonyme,* legal title in land and buildings will not be perfected, and therefore title may not be enforced against third parties, until the property is registered at the relevant land registry in our name. You should read "Our Business—Property" for a more detailed discussion on our property.

In addition, disputes over some of our rights of way have prevented the construction and use of certain transmission assets in some areas.

Almost all of our employees are members of a labour union

Almost all our employees are members of a labour union. Our unions are considered to be strong and influential, but we believe that our relations with our unions are generally good, despite certain claims of employees and pensioners against us and occasional strikes. We cannot assure you that favourable relations will continue in the future. From time to time, our employees may engage in industrial action that may disrupt our operations. You should read "Our Business—Employees" for a more detailed discussion of our employees and labour unions.

POLITICAL AND ECONOMIC RISKS

Political and economic developments in Greece and internationally could adversely affect our operations

Our business, financial condition, results of operations and prospects, as well as the market price and liquidity of our shares and GDRs, may be adversely affected by events outside our control and, in certain cases, outside the control of the Hellenic Republic. These events include, but are not limited to, the following:

- European Union legislation in the energy sector and environmental regulation;
- changes in Greek government policy;
- political instability or military conflict in Europe, the Middle East or elsewhere; and
- taxation, environmental regulation and other political, economic or social developments affecting Greece.

The occurrence of these and other events could have a material adverse effect on our business, financial condition and results of operations.

RISKS RELATING TO THE COMBINED OFFERING

Our articles of incorporation contain significant restrictions on the voting rights of certain shareholders

Our articles of incorporation contain certain provisions which restrict the voting rights of all shareholders other than the Hellenic Republic. No beneficial shareholder (except for the Hellenic Republic), together with its affiliates, may vote more than 5% of our shares at a general assembly of shareholders. There are limited exceptions to this voting limit that permit depositaries, including The Bank of New York, the depositary for our GDRs, to vote, in the aggregate, a greater percentage of shares on behalf of the underlying investors who, individually, hold no more than 5% of our shares.

The Athens Stock Exchange is less liquid than other major stock exchanges

The principal trading market for the shares is the ASE. The ASE is less liquid than major markets in Western Europe and the United States. As a result, shareholders may have difficulty in buying and selling shares, especially in large numbers. During the period 1st January, 2002 to 30th September, 2002, the average daily volume on the ASE was approximately € 101 million.

The value of the shares and GDRs may be adversely affected by sales of substantial amounts of our shares by the Hellenic Republic or the perception that such sales could occur.

After the combined offering, the Hellenic Republic, directly or indirectly, will own approximately ●% of our share capital (or approximately ●% assuming no return transfer of additional shares pursuant to the over-allotment option). We and the selling shareholder have agreed that for a period of 180 days after this combined offering, we will not, without the prior written consent of the international managers, directly or indirectly, sell any shares of our company. Nevertheless, future sales of substantial amounts of our shares in the public market by the Hellenic Republic or by any other large shareholders or block of shareholders, or even the perception that such sales could occur, could have a material adverse effect on the market price of the shares and the GDRs.

The price of the shares and the GDRs may be volatile

The market price of the shares and GDRs may be subject to wide fluctuations in response to numerous factors, many of which are beyond our control. These factors include the following:

- actual or anticipated fluctuations in our operating results;
- the condition of the Greek economy and the economies of the other countries that have adopted the euro as their currency pursuant to the third stage of the European Economic and Monetary Union;
- political instability or military conflict in Europe, the Middle East or elsewhere;
- potential or actual sale of large blocks of our shares or GDRs into the market;

- the entrance of new competitors and their positions in the market;
- changes in financial estimates by securities analysts;
- conditions and trends in the electricity sector in Greece and Europe;
- trends in environmental regulation;
- our earnings releases; and
- the general state of the securities markets (especially with respect to Greece and the utilities sector).

In addition, stock markets in general, and the ASE in particular, have recently been highly volatile. For example, during the period from 1st January, 2001 to 31st December, 2001, the ASE Composite Index declined by 22.9%. Additionally, for the period from 2nd January, 2002 to 31st October, 2002, the same index declined by 32.1%. You may not be able to trade large amounts of our shares or GDRs during or following periods of volatility.

Privatisation certificates may increase the volatility and affect the price of the shares and GDRs

The Hellenic Republic has issued two series of privatisation certificates that are still outstanding. The privatisation certificates provide their holders with a right to exchange certificates for shares at a 5% discount in privatisation offerings by the Hellenic Republic. Holders of privatisation certificates are entitled to preferential allocation over 64% of the shares to be sold in the international offering and the Greek offering. Any sales of our shares in the public market immediately after the combined offering by privatisation certificate holders who have exchanged their certificates for shares, or even the perception that such sales could occur, could result in increased volatility in the price of the shares and GDRs. We are not able to predict whether and to what extent holders of privatisation certificates will exercise their right to receive shares in this combined offering, or whether they will hold or sell any shares acquired pursuant to the privatisation certificates.

Pre-emptive rights may not be available to U.S. holders of our shares or GDRs

Under Greek law and our articles of incorporation, prior to the issuance of any new shares, we must offer holders of our existing shares pre-emptive rights to subscribe and pay for a sufficient number of shares to maintain their existing ownership percentages. These pre-emptive rights are generally transferable during the subscription period for the related offering and may be quoted on the ASE.

U.S. holders of shares or GDRs may not be able to receive (and trade) or exercise pre-emptive rights for new shares or for shares underlying GDRs unless a registration statement under the Securities Act is effective with respect to such rights or an exemption from the registration requirements of the Securities Act is available. Our decision to file a registration statement with respect to these shares or GDRs will be at our sole discretion and will depend on the costs and potential liabilities associated with any such registration statement, as well as the perceived benefits of enabling U.S. holders of shares or GDRs to exercise their pre-emptive rights and any other factors we may consider appropriate at the time.

If U.S. holders of shares or GDRs are not able to receive (and trade) or exercise pre-emptive rights granted in respect of their shares or the shares represented by their GDRs in any rights offering by us, then they may not receive the economic benefit of such rights. In addition, their proportional ownership interests in the Company will be diluted.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares by the selling shareholder in the combined offering.

DIVIDEND POLICY

We may only pay dividends out of profits for the preceding financial year and any distributable reserves after the annual financial statements are approved by the general assembly of shareholders. Before the payment of dividends, we must allocate annually 5% of our net profits to the formation of a legal reserve as provided by our articles of incorporation until this legal reserve equals, or is maintained at a level equal to, at least one-third of our paid-in share capital. This reserve cannot be distributed during the life of the Company.

According to Greek law and our articles of incorporation, we must pay a minimum dividend equal to the greater of (a) 6% of our paid-up share capital or (b) 35% of our net profits for that year after the formation of legal reserves. Calculation of all such amounts is based on our financial statements prepared according to Greek GAAP.

For the year ended 31st December, 2001, we paid our shareholders an interim dividend of € 0.38 per share or an aggregate amount of € 88.2 million.

It is our intention to propose to pay to our shareholders a dividend for 2002 of at least € 0.47 per share subject to receiving any necessary board recommendations and shareholder approval. This will be payable out of profits for the preceding financial year or out of our distributable reserves.

You should read "Description of our Share Capital—Dividends" for a more detailed discussion of the provisions of our articles of incorporation governing our dividends.

EXCHANGE RATES

Almost all of our operations are in Greece and, since 1st January, 2002, our accounts are denominated in euros.

The euro was introduced as the official currency of Greece on 1st January, 2001. The conversion rate between the euro and the Greek drachma was fixed on 20th June, 2000 at the rate of € 1 = GRD 340.75.

The following table sets out from 1st January, 1997 through 22nd November, 2002, the average, high, low and period-end noon buying rates for the euro expressed as U.S. Dollars per euro:

	Period End	Average(1)	High	Low
2000	0.9388	0.9236	1.0335	0.8270
2001	0.8901	0.8953	0.9535	0.8370
January 2002	0.8594	0.8853	0.9031	0.8594
February 2002	0.8658	0.8708	0.8778	0.8613
March 2002	0.8717	0.8766	0.8836	0.8652
April 2002	0.9002	0.8862	0.9028	0.8750
May 2002	0.9339	0.9172	0.9373	0.9022
June 2002	0.9856	0.9551	0.9885	0.9339
July 2002	0.9796	0.9930	1.0156	0.9730
August 2002	0.9806	0.9781	0.9882	0.9640
September 2002	0.9772	0.9803	0.9959	0.9685
October 2002	0.9881	0.9813	0.9881	0.9708
November 2002(2)	0.9966	1.0044	1.0139	0.9953

(1) The average of the noon buying rates in the City of New York for cable transfers in euro as certified for customs purposes by the Federal Reserve Bank of New York on the last business day of each full calendar month during the relevant period, except for monthly figures, which are averages for the month.

(2) Through 22nd November, 2002.

Source: Datastream.

CAPITALISATION

The following table sets out our capitalisation as at 30th September, 2002. You should read this table together with our financial statements and the related notes contained elsewhere in this offering circular. The sale of shares by the selling shareholder in the combined offering will not change our capitalisation.

Our capitalisation is expected to change substantially upon incorporation of the revaluation of our fixed assets into our financial statements for the statutory twenty-four month accounting period ending 31st December, 2002. You should read "Operating and Financial Review and Prospects" for more information on this revaluation.

	As at 30th September, 2002
	(euro thousands) (unaudited)
Debt[1]	
Short-term borrowings	39,002
Current portion of long-term debt	890,860
Long-term debt, net of current portion	3,396,411
Total debt	4,326,273
Shareholders' equity	
Share capital[2]	679,760
Additional paid-in capital	106,679
Reversal of fixed assets' statutory revaluation surplus included in share capital	(531,777)
Retained earnings and reserves	232,645
Total shareholders' equity	487,307
Total capitalisation	4,813,580
Cash and cash equivalents:	37,877

(1) Our long-term debt represents unsecured obligations. You should read notes 22 and 23 to the consolidated financial statements for a description of our short-term borrowings and long-term debt.

(2) At the extraordinary general assembly held on 15th November, 2002 which was adjourned and concluded on 22nd November, 2002, our shareholders approved an increase of our share capital by € 387,440,000 through the increase of the nominal value per share by € 1.67. This increase has not been reflected in this table. The share capital increase as well as the new nominal value is conditional upon the granting of the approval by the competent authorities, which we expect to occur after the combined offering.

There have been no material changes to our capitalisation since 30th September, 2002.

SELECTED FINANCIAL AND OPERATING DATA

The following tables show selected financial data as at and for the four years ended 31st December, 2001, the six months ended 30th June, 2001 and 2002 and the nine months ended 30th September, 2001 and 2002, together with certain operating data as at and for the four years ended 31st December, 2001 and the six months ended 30th June, 2001 and 2002. The financial data as at and for the years ended 31st December, 1998, 1999, 2000 and 2001 has been derived from our audited consolidated financial statements. Our balance sheets as at 31st December, 1998, 1999, 2000 and 2001 and our related statements of operations and of cash flows for the four years ended 31st December, 2001 and the related notes, each as prepared in accordance with IFRS, are included elsewhere in this offering circular. The selected financial data for our company as at and for the six months ended 30th June, 2001 and 2002, each as prepared in accordance with IFRS, have been derived from our audited consolidated financial statements included elsewhere in this offering circular. The selected financial data for our company as at and for the nine months ended 30th September, 2001 and 2002, each as prepared in accordance with IFRS, have been derived from our unaudited consolidated financial statements included elsewhere in this offering circular. Our audited consolidated financial statements have been prepared in accordance with IFRS, which differ in certain significant respects from Greek GAAP. You should read note 39 to the audited consolidated financial statements for a discussion of certain significant differences between IFRS and Greek GAAP.

You should read this table together with "Operating and Financial Review and Prospects" and our audited consolidated financial statements and the related notes, and our unaudited consolidated financial statements, included elsewhere in this offering circular.

STATEMENTS OF OPERATIONS DATA:

	Year ended 31st December,				Six months ended 30th June,		Nine months ended 30th September,	
	1998	1999	2000	2001	2001	2002	2001	2002
				(euro thousands)			(unaudited)	
Revenues	2,491,099	2,659,563	2,868,164	3,091,387	1,472,877	1,623,333	2,307,622	2,520,382
Payroll cost	637,673	680,373	684,948	731,034	359,918	390,620	532,384	580,963
Fuel	734,923	815,484	1,167,380	1,147,792	551,443	534,510	874,124	856,237
Depreciation & amortisation	157,004	177,928	214,354	216,032	113,852	118,822	180,117	179,823
Other expenses	370,824	389,465	352,065	388,133	163,987	225,836	264,580	343,794
Total expenses	1,900,424	2,063,250	2,418,747	2,482,991	1,189,200	1,269,788	1,851,205	1,960,817
Profit from operations	590,675	596,313	449,417	608,396	283,677	353,545	456,417	559,565
Financial income (expense), net	(602,902)	(543,219)	(399,125)	(241,244)	(145,565)	(94,832)	(210,588)	(144,959)
Other income (expense), net	27,111	37,312	15,363	31,351	6,389	4,895	12,968	8,515
Profit before tax	14,884	90,406	65,655	398,503	144.501	263,608	258,797	423,121
Income tax expense	(17,814)	(26,515)	(40,795)	(146,668)	(40.226)	(100,090)	(60,948)	(161,626)
Profit (loss) after tax	(2,930)	63,891	24,860	251,835	104.275	163,518	197,849	261,495
Earnings (loss) per share, basic and diluted (euro per share)	(0.01)	0.29	0.11	1.14	0.47	0.70	0.90	1.13
Weighted average number of shares	220,000,000	220,000,000	220,000,000	220,657,534	220,000,000	232,000,000	220,000,000	232,000,000

BALANCE SHEET DATA:

	As at 31st December,				As at 30th June,		As at 30th September,	
	1998	1999	2000	2001	2001	2002	2001	2002
				(euro thousands)			(unaudited)	
Assets								
Cash and cash equivalents ..	57,297	74,814	13,952	47,278	356,607	40,827	83,830	37,877
PPC Personnel Insurance Organisation	0	0	272,569	167,759	105,294	151,597	175,161	22,320
Other current assets	1,242,713	1,365,608	1,271,106	1,245,630	1,286,618	1,261,615	1,299,982	1,254,618
Fixed assets, net	4,871,307	5,245,743	5,783,486	6,247,492	6,004,634	6,376,714	6,107,108	6,401,930
Other non-current assets ..	180,860	179,143	164,076	124,347	141,267	215,472	163,340	214,998
Total assets	6,352,177	6,865,308	7,505,189	7,832,506	7,894,420	8,046,225	7,829,421	7,931,743
Liabilities and Equity								
Current portion of debt ..	892,237	793,431	613,248	428,510	582,025	917,735	481,655	929,862
Other current liabilities ..	504,465	563,313	676,405	735,165	702,690	928,361	718,441	973,737
Derivative liability	0	0	0	69,382	70,456	56,673	85,500	80,051
Long-term debt, net of current portion	3,476,916	3,875,536	4,511,968	4,411,777	4,718,154	3,704,762	4,598,544	3,396,411
Other non-current liabilities ..	1,441,177	1,531,158	1,583,674	1,725,336	1,642,507	2,043,569	1,681,471	2,064,375
Total liabilities ..	6,314,795	6,763,438	7,385,295	7,370,170	7,715,832	7,651,100	7,565,611	7,444,436
Equity								
Share capital	0	0	645,635	680,851	645,635	679,760	645,635	679,760
Share premium	0	0	0	106,679	0	106,679	0	106,679
State contributions	113,858	113,858	0	0	0	0	0	0
Accumulated Deficit and Reserves	(76,476)	(11,988)	(525,741)	(325,194)	(467,047)	(391,314)	(381,825)	(299,132)
Total equity	37,382	101,870	119,894	462,336	178,588	395,125	263,810	487,307
Total liabilities and equity	6,352,177	6,865,308	7,505,189	7,832,506	7,894,420	8,046,225	7,829,421	7,931,743

CASH FLOW DATA:

	Year ended 31st December,				Six months ended 30th June,		Nine months ended 30th September,	
	1998	1999	2000	2001	2001	2002	2001	2002
				(euro thousands)			(unaudited)	
Cash Flow Data:								
Net Cash from Operating Activities	689,389	711,864	653,946	933,481	580,690	549,402	717,904	1,014,089
Net Cash used in Investing Activities	(549,686)	(481,100)	(767,531)	(527,172)	(269,435)	(234,946)	(418,708)	(294,925)
Net Cash from (used in) Financing Activities	(140,314)	(213,247)	52,723	(372,983)	31,400	(320,907)	(229,318)	(728,565)
Net increase (decrease) in cash and cash equivalents	(611)	17,517	(60,862)	33,326	342,655	(6,451)	69,878	(9,401)
Cash and cash equivalents at beginning of year/period ..	57,908	57,297	74,814	13,952	13,952	47,278	13,952	47,278
Cash and cash equivalents at end of year/period	57,297	74,814	13,952	47,278	356,607	40,827	83,830	37,877

SELECTED OPERATING DATA:

	Year ended 31st December,				Six months ended 30th June,	
	1998	1999	2000	2001	2001	2002
Installed capacity (MW)	10,296	10,997	11,121	11,158	11,158	11,713
Net production(1) (GWh)	41,834	44,777	48,483	48,054	22,742	23,452
Capital expenditure (euro thousands) (audited)	686,771	664,667	913,632	819,911	390,999	312,577

(1) Net production equals gross production of electricity less internal consumption of electricity in the generating process.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following information together with the information in "Selected Financial and Operating Data" and the financial statements and related notes included in this offering circular. We have prepared the financial statements and related notes in accordance with IFRS which differ in certain respects from Greek GAAP. For a summary of significant differences between IFRS and Greek GAAP that are relevant to our financial statements, you should read note 39 to the audited consolidated financial statements. Our auditors for the years ended 31st December, 1998, 1999 and 2000 were Arthur Andersen. Our auditors for the year ended 31st December, 2001 and for the six months ended 30th June, 2001 and 30th June, 2002 were Ernst & Young. Arthur Andersen and Ernst & Young have qualified their audit reports with respect to the IFRS financial statements included in this offering circular. The Ernst & Young report is qualified as to (i) the accounting for provisions relating to benefits for pensioners' electricity as a charge against equity rather than the income statement, (ii) the accounting for certain provisions which were recognised in order to reflect possible risks from adverse movements in interest and foreign exchange rates, and which are not in accordance with IFRS, and (iii) the sufficiency of detail of our fixed assets register, which precluded them from performing certain audit tests. The Arthur Andersen report is qualified as to (a) the absence of provisions in our financial statements, prior to 2000, for pension and social security liabilities and (b) the sufficiency of detail of our fixed assets register, which precluded them from performing certain audit tests. You should read the "Independent Auditors' Reports" included elsewhere in this offering circular for more information.

OVERVIEW

Tariffs, regulation and competition

Almost all of our revenue comes from electricity sales. The price of electricity has historically been determined by the Greek government through its setting of tariffs. Our revenues have therefore been dependent on the demand for electricity and the electricity tariffs we are required to charge. Since the enactment of the Liberalisation Law, the Minister of Development, acting on the RAE's recommendation, must approve all electricity tariffs, other than those charged by suppliers to Eligible Customers. However, for so long as we supply at least 70% of the Eligible Customer market, the Ministry of Development will continue to set the maximum electricity tariff that we may charge to Eligible Customers. You should read "Our Business—The Greek electricity market under the new regulatory framework" for a more detailed discussion of Eligible Customers.

For the periods covered by the financial statements included in this offering circular, our revenues from electricity sales consisted of fees paid by each customer based upon the amount of electricity actually consumed at the electricity tariffs charged and the level of service required (either low, medium or high voltage). In the future, we expect our revenues from electricity sales to consist also of tariffs charged to all electricity suppliers who will use our distribution network to supply electricity to their customers. In addition, we will be receiving payments from the HTSO under the Transmission Control Agreement in our capacity as owner of the interconnected transmission system. However, for as long as there is an absence of meaningful competition in the electricity market in Greece, we do not expect these revenues to have a significant effect on our results.

In addition, as the largest generator, sole transmitter, and currently, the sole distributor of electricity in Greece, we are subject to public service obligations which may not be imposed on prospective competitors. For example, we are required under the Liberalisation Law to supply electricity to all customers who are not supplied by anyone else as well as to supply electricity on the autonomous islands at the same tariffs as in the interconnected system. Our public service obligations also consist of an obligation to supply agricultural customers at low tariffs, an obligation to provide irrigation water from our hydroelectric reservoirs and an obligation to buy electricity generated from renewable sources. Under the Liberalisation Law, a special account administered by the HTSO will provide limited compensation for the provision of public service obligations, from which the HTSO will make payments to all entities within the Greek electricity industry responsible for meeting public service obligations. We will only receive compensation from this account to the extent there are competitors and only in proportion to our public service obligations compared with the public service obligations of our competitors. We do not expect the full cost of our public service obligations to be covered by compensation provided by the special account administered by the HTSO or through passing the relevant cost to the customers through the tariffs, even if approved by the European

Union. The Minister of Economy and Finance communicated to us in a letter dated 8th November, 2001, the intention of the Hellenic Republic to compensate us for some of the costs related to public service obligations, subject to compliance with Greek and European Union law. Although the Hellenic Republic is initiating the process for clearing these payments with the European Commission, it is difficult to estimate when this process will be completed. A first annual payment of € 161 million was scheduled to take place in 2002 and similar payments were to continue until 2004 or earlier if an alternative mechanism for compensation was put into place. However, this payment has not yet been received and the timing and amounts to be paid still remain to be determined. The Minister of Economy and Finance has reconfirmed to us in a letter dated 20th November, 2002 that the position of the Hellenic Republic to compensate us as stated in the letter dated 8th November, 2001, and as described above, remains unchanged. You should read "Regulation of the Greek Electricity Sector—The Greek Legislative Framework" for a more detailed discussion of tariffs and public service obligations.

Except as described below, electricity tariffs were increased by 3% for all customers in July 1998 and in September 2000, by between 3.5% and 5% in July 2001 and by 3.85% in July 2002. Tariffs for residential customers decreased by 7.5% in December 1999. We sell electricity to two large customers, Aluminium and the state-owned Larco, at heavily discounted tariffs. These customers accounted for 7.8% of electricity sold and for 2.8% of our revenues for the six months ended 30th June, 2002. However, pursuant to an arbitration award rendered against Aluminium in June 2002, we have been able to increase electricity tariffs for these customers by approximately 5% over the price that they were paying to us in the past with a retroactive effect as of 1st January, 1999. Pursuant to law, we are entitled to charge Larco the same price for electricity as we charge to Aluminium. However, the increased tariffs for Aluminium and Larco are still below tariffs charged to other industrial customers. You should read "Our Business—Legal Proceedings" and "Our Business—Distribution" for a more detailed discussion on these customers.

The Minister of Development has indicated to us the criteria under which tariffs will be set. As a result, we expect that electricity tariffs will increase broadly in line with inflation and result in increases in our revenues. The last two tariff increases, which occurred in July 2001 and July 2002, have been slightly above inflation. You should read "Regulation of the Greek Electricity Sector—Tariff Policy" for a more detailed discussion on tariffs.

The regulatory framework for the Greek electricity industry has changed significantly over the last two years as a result of European Union and Greek government measures designed to increase competition in the electricity market. However, we do not believe that, under the current tariff regime, we will face any significant competition in the Greek electricity market. You should read "Our Business" and "Regulation of the Greek Electricity Sector" for a more detailed discussion of these changes.

Economic background

Inflation in Greece was 4.5% in 1998, 2.1% in 1999, 2.9% in 2000 and 3.7% in 2001.

During the past decade, economic growth in Greece has been higher than the average for the European Union. From 1998 to 2001, Greece's real gross domestic product grew at an average annual rate of approximately 3.9%, as compared with an average annual rate of approximately 2.6% for the European Union. Growth in electricity demand in Greece has generally exceeded growth in gross domestic product. This is due principally to the significantly lower level of electricity consumption in Greece when compared to the EU average and reflects the tendency to converge to the EU average.

Interest rates in Greece have declined significantly over the period covered by the financial statements included in this offering circular, driven by Greece's entry into EMU on 1st January, 2001. Market long-term rates in Greece for Greek government bonds declined from an average of 8.5% in 1998 to an average of 5.4% for the six months ended 30th June, 2002. Short-term rates for six-month ATHIBOR/EURIBOR declined from an average of 12.7% in 1998 to an average of 4% for the six months ended 30th June, 2002. As of 1st January, 2001, Greece's monetary policy is determined by the European Central Bank.

Asset revaluation

In 2001, we engaged American Appraisal to value our fixed assets in order to reflect their fair market value as at 31st December, 2000. American Appraisal issued a report in September 2001, a summary of which is contained in the Appendix to this offering circular, setting out the criteria used to derive the fair market value of our fixed assets. However, the fixed asset values in our audited consolidated financial statements and unaudited consolidated financial information included in this offering circular do not reflect the fair market value of such assets as established in the American Appraisal valuation. This is because we have not yet completed the process of updating our fixed asset register, which we will complete prior to the finalisation of our statutory financial statements for the statutory twenty-four month accounting period ending 31st December, 2002, our first financial period as a *société anonyme* according to Greek law and our articles of incorporation, and which will contain a comprehensive list as well as the fair market value of our fixed assets. The book value of our fixed assets as at 31st December, 2002 will be significantly higher than the book value of our fixed assets as at 30th June, 2002 included in this offering circular. As a result, depreciation charges for the year ending 31st December, 2002 will be proportionally higher than the same charges for the six months ended 30th June, 2002. You should read note 14 to the audited consolidated financial statements for an explanation of the significance of these differences in respect of the period up to 30th June, 2002.

Supply of electricity at a discount to our pensioners

We supply electricity to our existing pensioners at a discount. We are currently in a dispute with the PIO as to who is responsible for bearing the cost of this benefit. According to legal opinions we received from independent legal advisors, the electricity supplied at a discount represents an insurance benefit and, accordingly, the related obligation lies with the PIO. However, the outcome of this dispute is still uncertain. In these circumstances, we have decided to include a provision in our financial statements for the six month period ended 30th June, 2002 for the full amount of the present value of this potential exposure, which has been actuarially estimated at € 213 million. In addition, a provision for doubtful accounts for € 16 million relating to 50% of the related outstanding PIO receivable has been booked as a provision in our financial statements for the six month period ended 30th June, 2002. Of the total provision of € 229 million, € 138 million has been booked against equity, € 80 million as a deferred tax asset and € 11 million against our statement of income. Ernst & Young have qualified their audit report with respect to the IFRS financial statements included in this offering circular as to the accounting treatment of this benefit. You should read "Our Business-Employees" for more detail on the PIO.

Selected segmental information

Prior to 2001, we managed our operations on an integrated basis, without separate, identifiable business units. As of 2001, in order to compete more effectively in a liberalised market, we implemented a new organisational and management structure which more closely reflects our core business operations. The General Manager of each business unit is now responsible for controlling its own costs and achieving its own operating targets. We have no separately reportable segments for 1999, 2000 and 2001 as we previously have not accounted for our business in that manner. We started presenting segment information, as required under IFRS, for each of the Generation, Transmission and Distribution business units in the financial statements for the six months ended 30th June, 2002, the first period for which segmental information is available. Our mining activities are accounted for as part of the Generation business unit in our accounting segment information.

Critical accounting policies

We prepare our financial statements in accordance with IFRS. Our main accounting policies under IFRS are set out in note 4 to our consolidated financial statements included in this offering circular. The preparation of our financial statements requires us to make certain estimates, judgements and assumptions that we believe are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The significant accounting policies which we believe are most critical to understanding and evaluating our reported financial results are discussed below.

Mining activities

We own and operate open-cast lignite mines. The cost relating to the acquisition of the land and initial development of the mines is capitalised and amortised over the life of the mine or 20 years, whichever is shorter. We charge exploration and ongoing development costs to the cost of lignite production as incurred. We establish a provision for land restoration for our estimated present obligation for restoration. This provision is calculated on the surface worked to date and the average cost of restoration per metric unit, is accounted for on an accrual basis.

Subsidies and customers' contributions for fixed assets

We obtain subsidies from the European Union in order to fund specific projects to be undertaken within a specific timeframe. Furthermore, our customers are required to participate in the initial connection cost (metering devices, network connections etc.) or other type of infrastructure. Subsidies and customers' contributions are recorded upon collection and are reflected as deferred income on our balance sheet. Amortisation is accounted for in accordance with the useful life of the related assets.

Provisions and contingencies

We recognise provisions when we have a present legal or constructive obligation as a result of past events and it is probable that resources embodying economic benefits will be required to settle this obligation as well as a reliable estimate of the amount of the obligation can be made. We review provisions at each balance sheet date and adjust them to reflect the present value of the expenditure expected to be required to settle the obligation. Contingent liabilities are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote, in which case they are not disclosed. Contingent assets are not recognised in the financial statements but are disclosed when an inflow of economic benefits is probable.

Materials and spare parts

Materials and spare parts are stated at the lower of cost or net realisable value, where cost is determined by using the weighted average method. Upon purchase, we record these materials in inventory and expense them, or capitalise them, as appropriate, when installed. A provision for slow-moving materials and spare parts is accounted for in our financial statements.

Retirement benefit plans

PIO has taken over all insurance obligations towards our employees and pensioners. In our view, this therefore constitutes a defined contribution scheme. We recognise the contribution payable to the defined contribution plans as an expense in exchange for the services of an employee during a specific period and as a liability to the extent that this has not been paid during the relevant year.

Interest charges

Although we are allowed under IFRS to capitalise interest charges that are directly attributable to the construction or production of an asset, as part of the cost of that asset, we expense such interest charges for the full amount within the period incurred.

Revenue Recognition

Almost all of our revenues reported in the financial statements included in this offering circular came from electricity sales. The remaining balance of our revenues are from insignificant sales of lignite bricquets and dried lignite, ash and steam to industrial customers in Greece and abroad and commissions received for the collection of municipal, public television and radio duties. These sales and commissions accounted for approximately 1.4% of our total revenues for the six months ended 30th June, 2002. Our revenues from electricity sales consist of fees paid by each customer based upon the amount of electricity actually consumed at the electricity tariffs charged and the level of service required (either low, medium or high voltage). For large consumption customers, meters are read and bills are issued on a monthly basis. Metering the consumption of small- and medium-sized customers takes place every four months. However, bills are issued to these customers every two months and are based on either the actual meter reading or an estimation of consumption

based on previous usage. Connection fees are not recognised as revenues but instead are reflected as deferred income on our balance sheet and amortised over the related assets' useful life.

Revenues from electricity sales are recognised on an accrual basis.

For the periods covered by the financial statements included in this offering circular, virtually all of our revenues were generated in Greece. The remaining balance of our revenues were generated from electricity sales to markets in South-Eastern Europe.

Internal Control

We are continuously monitoring our internal control systems in order to improve transparency and decision making procedures and plan to make all adjustments necessary to ensure that we fully comply with the regulations of the Greek Capital Markets Committee. Pursuant to a new corporate governance law applicable to listed *sociétés anonymes* enacted in Greece in May 2002 and expected to come into effect in June 2003, such companies are required to establish an internal audit department that will evaluate and monitor internal control procedures. According to the terms of this new law, the internal audit department should be supervised by up to three non-executive members of the board of directors. The current composition of our committee supervising the internal audit department is two non-executive members of the board. Our board of directors resolved on 19th November, 2002 that our internal audit department will report to the board of directors and will be supervised by two non-executive members of the board of directors. You should read "Management — Corporate Governance" for a more detailed discussion on corporate governance.

Results of operations—overview

Our financial statements for the years ended 31st December, 1998, 1999, 2000 and 2001 and for the six months ended 30th June, 2001 were expressed in Greek drachmas. Solely for the convenience of the reader, drachma amounts for these periods have been translated into euro at the rate of € 1 = GRD 340.75.

The following table shows our statements of income for the years ended 31st December, 1998, 1999, 2000 and 2001 and for the six months ended 30th June, 2001 and 2002:

	Year ended 31st December,				Six months ended 30th June,	
	1998	1999	2000	2001	2001	2002
			(euro thousands)			
Revenues	2,491,099	2,659,563	2,868,164	3,091,387	1,472,877	1,623,333
Expenses:						
Payroll cost	637,673	680,373	684,948	731,034	359,918	390,620
Pension deficit	126,357	134,266	0	0	0	0
Lignite	377,001	382,125	407,031	398,539	193,984	195,279
Liquid fuel	304,596	321,444	485,632	435,090	200,455	205,009
Natural gas	53,326	111,915	274,717	314,163	157,004	134,222
Depreciation and amortisation	157,004	177,928	214,354	216,032	113,852	118,822
Impairment loss	0	0	43,357	0	0	0
Utilities and maintenance	56,376	70,788	79,281	65,450	31,572	26,761
Materials	57,109	65,682	70,139	69,382	37,588	30,136
Energy purchases	46,597	17,180	31,322	122,988	41,957	76,258
Third party fees	10,175	12,860	18,098	31,795	9,837	11,523
Taxes and duties	13,526	14,603	15,375	21,092	10,659	10,904
Provisions	17,139	30,711	22,772	29,373	12,174	48,126
Other expenses	43,545	43,375	71,721	48,053	20,200	22,128
Total Expenses	1,900,424	2,063,250	2,418,747	2,482,991	1,189,200	1,269,788
Profit from operations	590,675	596,313	449,417	608,396	283,677	353,545
Financial expenses	(490,107)	(387,002)	(337,000)	(268,569)	(141,570)	(120,405)
Financial income	37,902	45,083	33,535	19,639	8,657	8,616
Foreign currency gains (losses)	(150,697)	(201,300)	(95,660)	7,686	(12,652)	16,957
Other income (expense), net	27,111	37,312	15,363	31,351	6,389	4,895
Profit before tax	14,884	90,406	65,655	398,503	144,501	263,608
Income tax expense	(17,814)	(26,515)	(40,795)	(146,668)	(40,226)	(100,090)
Profit (loss) after tax	(2,930)	63,891	24,860	251,835	104,275	163,518

The following table shows certain financial data from our statements of income for the years ended 31st December, 1998, 1999, 2000 and 2001 and for the six months ended 30th June, 2001 and 2002, expressed in each case as a percentage of revenues:[1]

	Year ended 31st December,				Six months ended 30th June,	
	1998	1999	2000	2001	2001	2002
	(Percentage)					
Expenses:						
Payroll cost	25.6	25.6	23.9	23.6	24.4	24.1
Pension deficit	5.0	5.0	—	—	—	—
Lignite	15.1	14.4	14.2	12.9	13.2	12.0
Liquid fuel	12.2	12.1	16.9	14.1	13.6	12.6
Natural gas	2.1	4.2	9.6	10.2	10.7	8.3
Depreciation and amortisation	6.3	6.7	7.5	7.0	7.7	7.3
Impairment Loss	—	—	1.5	—	—	—
Utilities and maintenance	2.3	2.7	2.8	2.1	2.1	1.6
Materials	2.3	2.5	2.4	2.2	2.6	1.9
Energy purchases	1.9	0.6	1.1	4.0	2.8	4.7
Third party fees	0.4	0.5	0.6	1.0	0.7	0.7
Taxes and duties	0.5	0.5	0.5	0.7	0.7	0.7
Provisions	0.7	1.2	0.8	1.0	0.8	3.0
Other expenses	1.7	1.6	2.5	1.6	1.4	1.4
Total Expenses	76.3	77.6	84.3	80.3	80.7	78.2
Profit from operations	23.7	22.4	15.6	19.7	19.3	21.8
Financial expenses	(19.7)	(14.6)	(11.7)	(8.7)	(9.6)	(7.4)
Financial income	1.5	1.7	1.2	0.6	0.6	0.5
Foreign currency gains (losses)	(6.0)	(7.6)	(3.3)	0.2	(0.9)	1.0
Other income (expense), net	1.1	1.4	0.5	1.0	0.4	0.3
Profit before tax	0.6	3.4	2.3	12.9	9.8	16.2
Income tax expense	0.7	1.0	1.4	4.7	2.7	6.2
Profit (loss) after tax	0.1	2.4	0.9	8.1	7.1	10.0
Revenues	100	100	100	100	100	100

(1) Individual ratios may not sum to total due to rounding.

RESULTS OF OPERATIONS FOR THE SIX-MONTH PERIODS ENDED 30TH JUNE, 2001 AND 2002

Revenues

The following table shows the sources of our revenues for the six-month periods ended 30th June, 2001 and 2002:

	Six months ended 30th June,	
	2001	2002
	(euro thousands)	
Revenues:		
Revenue from energy sales	1,456,317	1,600,762
Other[1]	16,560	22,571
Total revenues	1,472,877	1,623,333

(1) Other revenues include sales of lignite bricquets and dried lignite, ash and steam to industrial customers as well as commissions for the collection of municipal, public television and radio duties.

Total revenues increased from € 1,472.9 million for the first six months of 2001 to € 1,623.3 million for the same period in 2002, an increase of € 150.4 million, or 10.2%. This increase was attributable to an exceptionally high volume of sales which increased by 6.9% as well as an increase in tariffs of between 3.5% and 5.0% for all customers, except for Larco and Aluminium, in July 2001. Pursuant to an arbitration award rendered against Aluminium in June 2002 and with a retroactive effect as of 1st January, 1999, we have been able to increase electricity tariffs for these customers by approximately 5%. However, the sums received under this award up to 31st December, 2001 are accounted under other income (expense).

Expenses

The table below shows a breakdown of our expenses for each of the following periods:

	Six months ended 30th June,	
	2001	2002
	(euro thousands)	
Expenses:		
Payroll cost	359,918	390,620
Lignite	193,984	195,279
Liquid fuel	200,455	205,009
Natural gas	157,004	134,222
Depreciation and amortisation	113,852	118,822
Utilities and maintenance	31,572	26,761
Materials	37,588	30,136
Energy purchases	41,957	76,258
Third party fees	9,837	11,523
Taxes and duties	10,659	10,904
Provisions	12,174	48,126
Other expenses	20,200	22,128
Total expenses	1,189,200	1,269,788

Expenses increased from € 1,189.2 million for the first six months of 2001 to € 1,269.8 million for the same period in 2002, an increase of € 80.6 million, or 6.8%. The increase in costs was due principally to an increase in energy purchases of € 34.3 million, or 81.8%, primarily through purchases to take advantage of lower-cost electricity imports.

In addition, payroll cost increased by € 30.7 million over the same period, as a result of an approximately 6% increase in employees' basic wages, pursuant to our collective bargaining agreement with the General Federation of PPC Employees ("GENOP") as well as an increase in rates for overtime work. The increase in payroll cost over this period was partially offset by a decrease in employee numbers of approximately 2.5%. Payroll cost consists of wages and employee benefits for all of our employees, except for the employees of our Mining business unit, whose payroll cost are accounted for in the cost of lignite production, and certain employees involved in the construction of fixed assets, whose payroll cost is capitalised. For the six months ended 30th June, 2002, payroll cost reflected in our statements of income represented 67.8% of total payroll cost, as compared with 67.1% for the same period in 2001. The following table shows our total payroll cost less capitalisation of payroll to fixed assets, payroll included in lignite production and payroll cost of the PIO:

	Six months ended 30th June,	
	2001	2002
	(euro thousands)	
Total payroll cost	536,760	565,359
Less:		
—Capitalisation of payroll to fixed assets	(59,293)	(52,572)
—Payroll cost included in lignite production	(105,939)	(122,167)
—Payroll of the PIO[(1)]	(11,610)	0
Payroll cost per statement of operations	359,918	390,620

(1) In 2002, payroll expenses relating to PIO staff were undertaken by the PIO.

The increase in expenses was also attributable to an increase in provisions of € 35.9 million over the same period, as a result of an increase of €15.3 million in provisions for litigation with employees and third parties.

Depreciation and amortisation increased from € 113.8 million for the first six months of 2001 to € 118.8 million for the same period in 2002, an increase of € 5.0 million, or 4.4%. This increase was attributable principally to assets acquired or entering service in late 2001 and the first half of 2002. The amounts discussed are net of amortisation of deferred subsidy income and do not include depreciation included in lignite production cost. You should read note 34 and note 14 to the audited consolidated financial statements for more information on these charges.

Expenses increased for the six months of 2002 as compared to the same period in 2001 despite a decline in the cost of natural gas. Natural gas costs decreased from € 157.0 million for the first six months of 2001 to € 134.2 million for the same period in 2002 as a result of lower natural gas prices. Other fuel costs remained broadly unchanged.

Our continued efforts to reduce costs have enabled us, in the first six months of 2002, to reduce further expenses for utilities and maintenance as well as materials by € 12.3 million, or 17.8%, compared to the first six months of 2001.

Profit from operations

Profit from operations increased from € 283.7 million for the first six months of 2001 to € 353.5 million for the same period in 2002, an increase of € 69.8 million, or 24.6%, principally due to higher revenues which offset the slightly increased expenses over the same period.

Financial expense

Financial expense consists primarily of interest charged on our borrowings. Financial expense decreased from € 141.6 million for the first six months in 2001 to € 120.4 million for the same period in 2002, a decrease of € 21.2 million, or 15.0%. This was due primarily to lower interest rates for the period as well as a reduction in our outstanding long-term debt of approximately € 711.2 million between 30th June, 2001 and 30th June, 2002.

Financial income

Financial income consists of interest on our time deposits, interest on government bonds issued to us by the Hellenic Republic and penalties for late payments by our customers. Financial income remained stable at € 8.6 million for the first six months of 2002 compared with the same period in 2001.

Foreign currency gains (losses)

Foreign currency gains (losses) are primarily associated with borrowings denominated in currencies other than the Greek drachma or, subsequent to 1st January, 2001, the euro (mainly Japanese yen and Swiss francs). In addition, foreign currency gains (losses) are associated with agreements we entered into with foreign suppliers with respect to purchase of equipment. These purchases are mainly denominated in U.S. dollars and British pounds. We are also subject to exchange rate exposure for liquid fuel purchases since these purchases are denominated in U.S. dollars. For the first six months in 2002, we had foreign currency gains of € 16.9 million as compared to foreign currency losses of € 12.7 million over the same period in 2001.

Other income (expense), net

Other income (expense) consists principally of disposal of fixed assets, governmental subsidies in respect of employee training and development costs, disposal of securities and materials and payments by contractors under penalty clauses. Other income decreased from € 6.4 million for the first six months of 2001 to € 4.9 million for the same period in 2002, a decrease of € 1.5 million, or 23.4%. This decrease was due primarily to the different method of recognition of certain benefits to our employees relating to prior periods of € 12.8 million, which more than offset the collection of € 9.2 million pursuant to the terms of the arbitration award rendered against Aluminium in June 2002 out of the total award of € 12.8 million, including interest. You should read note 37 to the audited consolidated financial statements for more information on other income (expense).

Income taxes

The following table shows a breakdown of our income taxes for the periods indicated:

	Six months ended 30th June,	
	2001	2002
	(euro thousands)	
Income taxes:		
Current income taxes	55,560	108,804
Deferred income taxes	(15,334)	(8,714)
Total income tax expense	40,226	100,090

We recorded a total tax provision of € 100.1 million in the first six months of 2002 as compared with € 40.2 million for the same period in 2001, an increase of 148.8%, reflecting higher profit before tax. Under Greek law, we are subject to an income tax rate of 35%. Our effective tax rate for the six months ended 30th June, 2002 and 2001 was approximately 38% and 28%, respectively. The main reason for the effective tax rate being lower than the statutory rate in 2001 was high non-taxable profits which more than offset non-tax deductible expenses. These non-taxable profits related primarily to tax free interest on government bonds. For the first six months of 2002, non-taxable profits were minimal due primarily to the redemption of such bonds in late 2001.

Profit (loss) after tax

Profit after tax increased from € 104.3 million in 2001 to € 163.5 million in 2002, an increase of € 59.2 million, or 56.8%. This increase was due principally to an increase in operating income and foreign currency gains as well as a decrease in financial expense.

RESULTS OF OPERATIONS FOR THE YEARS ENDED 31ST DECEMBER, 1998, 1999, 2000 AND 2001

Revenues

The following table shows the sources of our revenues for the years ended 31st December, 1998, 1999, 2000 and 2001:

	Year ended 31st December,			
	1998	1999	2000	2001
	(euro thousands)			
Revenues:				
Revenue from energy sales	2,465,092	2,632,587	2,835,759	3,052,957
Other[(1)]	26,007	26,976	32,405	38,430
Total revenues	2,491,099	2,659,563	2,868,164	3,091,387

(1) Other revenues include sales of lignite bricquets and dried lignite, ash and steam to industrial customers as well as commissions for the collection of municipal, public television and radio duties.

2001 compared with 2000. Total revenues increased from € 2,868.2 million in 2000 to € 3,091.4 million in 2001, an increase of € 223.2 million, or 7.8%, due to a 2.8% higher volume of sales and the partial effect of an increase in tariffs between 3.5% and 5% for all customers, except for Aluminium and Larco, in July 2001 as well as the full effect of a 3% increase in tariffs in September 2000.

2000 compared with 1999. Total revenues increased from € 2,659.6 million in 1999 to € 2,868.2 million in 2000, an increase of € 208.6 million, or 7.8%, due to higher volumes of sales and a 3% increase in tariffs for all customers, except for Aluminium and Larco, in September 2000.

1999 compared with 1998. Total revenues increased from € 2,491.1 million in 1998 to € 2,659.6 million in 1999, an increase of € 168.5 million, or 6.8%, due to higher volumes of sales and a 3% increase in tariffs for all customers, except for Aluminium and Larco, in July 1998.

Expenses

The following table shows a breakdown of our expenses for each of the following years:

	Year ended 31st December, (euro thousands)			
	1998	1999	2000	2001
Expenses:				
Payroll cost	637,673	680,373	684,948	731,034
Pension deficit	126,357	134,266	0	0
Lignite	377,001	382,125	407,031	398,539
Liquid fuel	304,596	321,444	485,632	435,090
Natural gas	53,326	111,915	274,717	314,163
Depreciation and amortisation	157,004	177,928	214,354	216,032
Impairment loss	0	0	43,357	0
Utilities and maintenance	56,376	70,788	79,281	65,450
Materials	57,109	65,682	70,139	69,382
Energy purchases	46,597	17,180	31,322	122,988
Third party fees	10,175	12,860	18,098	31,795
Taxes and duties	13,526	14,603	15,375	21,092
Provisions	17,139	30,711	22,772	29,373
Other expenses	43,545	43,375	71,721	48,053
	1,900,424	2,063,250	2,418,747	2,482,991

2001 compared with 2000. Expenses increased from € 2,418.7 million in 2000 to € 2,483.0 million in 2001, an increase of € 64.2 million or 2.7%. Energy purchases increased from € 31.3 million to € 122.9 million, an increase of € 91.6 million or 292.6%, primarily to meet demand and to take advantage of the lower-cost electricity imports during a period of high fuel prices. In 2001, payroll cost increased from € 684.9 million for 2000 to € 731.0 million in 2001, an increase of € 46.1 million, or 6.7%. This increase was the result of an approximately 6% increase in employees' wages, pursuant to our collective agreement with GENOP, despite a 6.9% reduction in our number of employees over the same period. For the year ended 31st December, 2001, payroll cost reflected in our statements of income represented 68.1% of total payroll cost, as compared with 65.8% for the year ended 31st December, 2000. The following table shows our total payroll cost less capitalisation of payroll to fixed assets, payroll included in lignite production and payroll cost of the PIO, which was subsequently refunded by the Hellenic Republic:

	Year ended 31st December, (euro thousands)			
	1998	1999	2000	2001
Total payroll cost	943,859	1,002,626	1,040,305	1,073,435
Less:				
—Capitalisation of payroll to fixed assets	(114,280)	(119,281)	(122,134)	(97,420)
—Payroll cost included in lignite production	(191,906)	(202,972)	(212,323)	(224,417)
—Payroll of the PIO	0	0	(20,900)	(20,564)
Payroll cost per statement of operations	637,673	680,373	684,948	731,034

Natural gas costs in 2001 increased by € 39.5 million, or 14.4%, as compared with 2000, as a result of an increase in both volume and price of natural gas purchased. Third party fees also increased from € 18.1 million in 2000 to € 31.8 million in 2001 as a result of consulting fees regarding the implementation of our new organisational and management structure and charges by the HTSO for operation of the transmission network. The increase in expenses was partially offset by lower utilities and maintenance expenses in 2001. These expenses decreased from € 79.3 million in 2000 to € 65.5 million in 2001 in the context of our overall cost reduction programme. In addition, liquid fuel cost in 2001 decreased by € 50.5 million, or 10.4%, as compared with 2000, as a result of a decrease in fuel oil prices in the first six months of 2001 and a decrease in volume of liquid fuel purchased due to increases in the volume of imported cheaper electricity. Other expenses also decreased in 2001 by € 23.7 million, or 33.0%, as compared with 2000, as a result of providing for a non-collectible VAT claim and a slight decrease in transportation and travelling expenses.

2000 compared with 1999. Expenses increased from € 2,063.2 million in 1999 to € 2,418.7 million in 2000, an increase of € 355.5 million or 17.2%. Fuel costs (liquid fuel and natural gas) in 2000 increased by € 326.9 million, or 75.5%, as compared with 1999 as a result of an increase in fuel oil prices in 2000. This increase was principally due to an increase in heavy fuel oil price (57%) and an increase in both volume (44.3%) and price (70.1%) of natural gas purchased. The increase in the volume of gas was mainly due to the commencement of operations of one unit of our gas-fired power station in Lavrio. Energy purchases increased from € 17.2 million to € 31.3 million, an increase of € 14.1 million, or 82.3%, in order to take advantage of lower cost electricity imports during a period of high fuel prices.

We recorded an impairment loss for an amount of € 43.4 million for the first time in 2000 relating to our hydroelectric power stations. This loss reflects the determination of management that certain assets had suffered permanent impairment following the valuation of the fixed assets conducted by American Appraisal.

The increase in expenses was partially offset by the absence of pension deficit expenses following the creation of the PIO. The pension deficit for 1999 was € 134.3 million.

Other expenses increased from € 43.4 million in 1999 to € 71.7 million in 2000, an increase of € 28.3 million, or 65.4%, primarily due to a provision for a non-collectible VAT claim. Depreciation and amortisation increased from € 177.9 million in 1999 to € 214.4 million in 2000, an increase of € 36.4 million, or 20.5%, principally as a result of additional fixed assets entering service in 2000, particularly mines and machinery. The amounts discussed do not include amortisation of deferred subsidy income and depreciation included in lignite production cost. You should read note 34 and note 14 to the audited consolidated financial statements for more information on these charges.

1999 compared with 1998. Expenses increased from € 1,900.4 million in 1998 to € 2,063.2 million in 1999, an increase of € 162.9 million, or 8.5%. Costs for natural gas increased by € 58.6 million, or 109.6%, due principally to higher volumes resulting from increased operation of our gas-fired power stations. Electricity imports decreased by € 29.4 million, or 63.1%, in 1999 as compared with 1998 mainly due to higher production from our hydroelectric power stations following increased rainfalls. Provisions increased by € 13.6 million, or 79.2%, principally due to increased provisions for doubtful accounts compared with 1998. We make provisions for doubtful accounts on balances outstanding for more than 12 months for low and medium voltage customers. For high voltage customers, we make provisions for doubtful accounts on an individual basis for specific balances outstanding.

Utilities expenses increased from € 56.4 million in 1998 to € 70.8 million in 1999, an increase of € 14.4 million, or 25.6%, due principally to high repair costs for our Lavrio complex in 1999.

Depreciation and amortisation increased from € 157.0 million in 1998 to € 177.9 million in 1999, an increase of € 20.9 million, or 13.3%, principally as a result of additional fixed assets entering service in 1999, principally buildings and machinery. The amounts discussed do not include amortisation of deferred subsidy income and depreciation included in lignite production cost. You should read note 34 and note 14 to the audited consolidated financial statements for more information on these charges.

Profit from operations

2001 compared with 2000. Profit from operations increased from € 449.4 million in 2000 to € 608.4 million in 2001, an increase of € 159.0 million, or 35.4%. This increase was due principally to higher revenues for 2001 and a smaller increase in expenses.

2000 compared with 1999. Profit from operations decreased from € 596.3 million in 1999 to € 449.4 million in 2000, a decrease of € 146.9 million, or 24.6%. This decrease was attributable principally to higher fuel costs, increased depreciation and the impairment loss for 2000, which more than offset higher revenues and the elimination of pension liability payments.

1999 compared with 1998. Profit from operations increased from € 590.7 million in 1998 to € 596.3 million in 1999, an increase of € 5.7 million, or 1.0%. This increase was attributable principally to higher revenues as a result of increased electricity demand.

Financial expense

2001 compared with 2000. Financial expense declined from € 337.0 million in 2000 to € 268.6 million in 2001, a decrease of € 68.4 million, or 20.3%. This decrease was attributable mainly to reduced interest rates.

2000 compared with 1999. Financial expense declined from € 387.0 million in 1999 to € 337.0 million in 2000, a decrease of € 50.0 million, or 12.9%. This decrease was attributable mainly to reduced interest rates. Notwithstanding the decrease in interest rates, our total debt increased by 9.8% from € 4.7 billion at 31st December, 1999 to € 5.1 billion at 31st December, 2000 due to increased borrowings for capital expenditure.

1999 compared with 1998. Financial expense decreased from € 490.1 million in 1998 to € 387.0 million in 1999, a decrease of € 103.1 million, or 21%. This decrease was attributable principally to lower interest rates. Our total debt increased by 6.9%, from € 4.4 billion at 31st December, 1998 to € 4.7 billion at 31st December, 1999 due to increased borrowings for capital expenditure.

Financial income

2001 compared with 2000. Financial income decreased from € 33.5 million in 2000 to € 19.6 million in 2001, a decrease of € 13.9 million, or 41.4%. This decrease was attributable mainly to lower short-term interest rates during this period and lower amounts in time deposits.

2000 compared with 1999. Financial income decreased from € 45.1 million in 1999 to € 33.5 million in 2000, a decrease of € 11.5 million, or 25.6%. This decrease was attributable mainly to lower interest rates during this period and lower amounts in time deposits.

1999 compared with 1998. Financial income increased from € 37.9 million in 1998 to € 45.1 million in 1999, an increase of € 7.2 million, or 18.9%. This increase was attributable principally to higher amounts in time deposits.

Foreign currency gains (losses)

In 2001, we recorded foreign currency gains of € 7.7 million as compared to foreign currency losses of € 95.7 million in 2000. This was due principally to the appreciation of the euro against the currencies to which we have foreign currency exposure. Foreign currency losses decreased from € 201.3 million in 1999 to € 95.7 million in 2000, a decrease of € 105.6 million, or 52.5%. This decrease was attributable principally to lower depreciation of the Greek drachma against the currencies to which we have foreign currency exposure. From 1998 to 1999, foreign currency losses increased from € 150.7 million to € 201.3 million, an increase of € 50.6 million, or 33.6%, due to increased appreciation of the foreign currencies in which we borrow against the Greek drachma.

Other income (expense), net

Other income (expense) increased from € 15.4 million in 2000 to € 31.3 million in 2001, an increase of € 15.9 million, or 104%. This increase was due primarily to the absence of a tax relating to the statutory revaluation of our fixed assets in 2000 and to higher gains from the sale of materials. Other income decreased from € 37.3 million in 1999 to € 15.4 million in 2000, a decrease of € 21.9 million, or 58.8%. This decrease was due primarily to a tax relating to the statutory revaluation of our fixed assets in 2000. Other income increased from € 27.1 million in 1998 to € 37.3 million in 1999, an increase of € 10.2 million, or 37.6%. This increase was due primarily to increased disposal of fixed assets and higher sales of securities and materials. You should read note 37 to our audited consolidated financial statements for a more detailed discussion on other income.

Income taxes

The following table shows a breakdown of our income taxes for the periods indicated:

	Year ended 31st December,			
	1998	1999	2000	2001
	(euro thousands)			
Income taxes:				
Current income taxes	12,640	24,778	35,116	144,336
Deferred tax charge	5,174	1,737	5,679	2,332
Total income tax expense	17,814	26,515	40,795	146,668

2001 compared with 2000. We recorded a total tax provision of € 146.7 million in 2001, as compared with € 40.8 million in 2000, an increase of € 105.9 million, or 259.5%. The applicable statutory tax rate during this period was 35% and our effective tax rate for 2001 and 2000 was 36.8% and 62.1% respectively. The main reason for the effective tax rate being higher than the statutory rate is primarily high non-deductible expenses, such as tax assessments and penalties which more than offset non-taxable profits.

2000 compared with 1999. We recorded a total tax provision of € 40.8 million in 2000, as compared with € 26.5 million in 1999, an increase of € 14.3 million, or 53.9%. The applicable tax rate during this period was 35% and our effective tax rate for 2000 was 62.1%. The main reason for the effective tax rate being higher than the statutory rate is primarily high non-deductible expenses, such as tax assessments and penalties which more than offset non-taxable profits.

1999 compared with 1998. We recorded an income tax provision of € 26.5 million in 1999, as compared with € 17.8 million in 1998, an increase of € 8.7 million, or 48.8%, due to higher profits in 1999. The applicable tax rate during this period was 35% and our effective tax rate for 1999 was 29.3% The main reason for effective tax rate being lower than the statutory tax rate is primarily high non-taxable profits, such as income from government bonds and interest on bank deposits which more than offset non-tax deductible expenses. Our effective tax rate for 1998 was 119.7%, as a result mainly of adjustments made in our financial statements to reflect changes in taxable income resulting from the adoption of Greek GAAP and IAS in 2000.

Profit (loss) after tax

2001 compared with 2000. Profit after tax increased from € 24.9 million in 2000 to € 251.8 million in 2001, an increase of € 226.9 million, or 913%. This increase was due principally to an increase in operating revenues, the reversal of foreign currency losses into foreign currency gains, the absence of impairment loss recorded in 2000 for an amount of € 43.4 million as well as a decrease in financial expenses.

2000 compared with 1999. Profit after tax decreased from € 63.9 million in 1999 to € 24.9 million in 2000, a decrease of € 39.0 million, or 61%. This decrease was due principally to higher fuel costs and the impairment loss for 2000, which more than offset the elimination of pension payments.

1999 compared with 1998. Profit after tax increased to € 63.9 million in 1999, as compared with a loss of € 2.9 million in 1998. This increase was due principally to an increase in operating revenues and a decrease in financial expenses.

UNAUDITED FINANCIAL INFORMATION FOR THE NINE MONTH PERIOD ENDED 30TH SEPTEMBER, 2002

Statements of Operations Data:

	Nine months ended 30th September, 2001	Nine months ended 30th September, 2002
	(euro thousands) (unaudited)	
Revenues	2,307,622	2,520,382
Payroll cost	532,384	580,963
Fuel cost	874,124	856,237
Depreciation and amortisation	180,117	179,823
Other expenses	264,580	343,794
Profit from operations	456,417	559,565
Financial income (expense)	(210,588)	(144,959)
Other income (expense), net	12,968	8,515
Profit before tax	258,797	423,121
Income tax expense	(60,948)	(161,626)
Profit (loss) after tax	197,849	261,495

Balance Sheet Data:

	As at 31st December, 2001	As at 30th September, 2002
	(euro thousands)	(unaudited)
Total assets	7,832,506	7,931,743
Total liabilities	7,370,170	7,444,436
Total equity	462,336	487,307

In the nine month period ended 30th September, 2002 our profit after tax increased by 32.2% compared with the same period in 2001. This was due both to revenue growth as well as cost containment. Regarding revenue growth, a 5.8% increase in demand, as well as a 3.6% tariff increase in July 2001 and a 3.85% tariff increase in July 2002, led to a 9.1% increase in total revenues. In addition, the increase in total operating expenses was mitigated by a decline in fuel costs by 2.0% as a result of better use of our generation portfolio. This decrease offset the 9.2% increase in payroll cost arising, *inter alia*, from a stricter capitalisation policy of certain payroll costs.

Net financial expense decreased by € 65.6 million in the first nine months of 2002, due to our efforts to reduce our debt burden as well as lower interest rates. In total, profit before tax increased by 63.5% over the same period. Our income tax expense increased by 165.2% due to higher profits.

Our balance sheet, as measured by total assets, remained broadly unchanged increasing by 1.3% from 31st December, 2001 to 30th September 2002.

Our debt declined by € 514 million reflecting our higher cash flow and our efforts to reduce our current debt levels. Total equity increased from € 462.3 to € 487.3 million despite the provision we booked against equity arising from a dispute with the PIO relating to the obligation to supply electricity at a discount to our pensioners.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Our primary source of liquidity is cash generated from operations. Net cash provided by operating activities for the first six months of 2002 was € 549.4 million as compared with € 580.7 million for the same period in 2001. Despite an increase in operating profit before working capital charges of € 134.5 million, net cash provided by operating activities decreased mainly due to a delay in

collecting PIO receivables from the Hellenic Republic and the PIO for an amount of € 167.1 million. A significant part of this amount was collected from the Hellenic Republic in August 2002 and from the PIO between July and September 2002. Net cash provided by operating activities increased from € 653.9 million in 2000 to € 933.5 million in 2001. This increase was due principally to higher net income, lower interest expense, the decrease of PIO receivables, an increase in accounts receivable and a decrease in accounts payable.

Net cash used in investing activities for the first six months of 2002 decreased by 12.8% compared with the same period in 2001, due to a decrease of 20.6% in capital expenditure for property and equipment which was partially offset by investment in telecommunications and lower redemption proceeds from government bonds. Net cash used in investing activities was € 767.5 million in 2000 as compared to € 527.2 million in 2001. This decrease was principally due to higher proceeds from subsidies and customers' contributions, lower capital expenditure and proceeds from government bonds.

Net cash from financing activities was € 31.4 million in the first six months of 2001 as compared with net cash used mainly to repay debt of € 320.9 million for the same period of 2002. In the first half of 2001, cash flows from financing activities arose from an increase in net long-term borrowing of € 171.1 million as well as interest payments of € 131.8 million. In the first half of 2002, cash flows from financing activities were used to repay € 266.2 million in long-term debt as well as interest payments of € 101.8 million and the payment of an interim dividend of € 13.2 million. Cash flows were also increased by an increase in short-term borrowings of € 53.2 million. Net cash used in financing activities in 2001 was € 373.0 million as compared with net cash from financing activities of € 52.7 million in 2000. In 2001, net cash in financing activities was used to repay € 224.1 million long-term debt net of new borrowings and € 263.3 million for interest service which were partly offset by € 141.9 million from proceeds of our shares offered in December 2001. In 2000, cash from financing activities arose from a net increase in long-term borrowing of € 424.3 million, which was partially offset by interest service payments of € 325.1 million.

As at 30th June, 2002, we held € 20.9 million in liquid assets, consisting of shares in National Bank of Greece with a market value of approximately € 14.5 million, in Heracles Cement S.A. with a market value of € 6.2 million and in Evetam with a book value of € 241,000.

Capital resources

As at 30th June, 2002, our outstanding long-term debt was € 3,704.8 million and our short-term debt, including the current portion of long-term debt, was € 917.7 million. Financial expense totalled € 120.4 million for the six months ended 30th June, 2002.

We have entered into unsecured agreements with both domestic and international banks. We have entered into three credit facilities as at 30th June, 2002, for an amount of approximately € 173.5 million. The unused portion of these facilities as at 30th June, 2002 amounted to approximately € 118.2 million. Under certain loans, we would be in default if the Hellenic Republic ceased to hold 51% or more of our share capital. As a result of our transformation from a public corporation to a *société anonyme*, a number of the standard provisions in our loans need to be amended to reflect the consequences of this transformation. We have initiated this process and have informed all relevant banks of our transformation into a *société anonyme*. We have entered into a number of loan agreements with the European Investment Bank, which, as at 30th June, 2002, represented approximately 18% of our total borrowings. These loans are guaranteed by the Hellenic Republic. We pay to the Hellenic Republic a commission in the range of 0.50% to 1% on the outstanding balance of the loans guaranteed.

As at 30th June, 2002, 11.3% of our total debt was denominated in foreign currencies and approximately 18% of our debt was guaranteed as to principal and interest by the Hellenic Republic. As at 30th June, 2002, 64.3% of our total debt was linked to floating rates and 35.7% was linked to fixed rates. We have entered into a number of interest rate swap agreements in order to hedge some of our floating interest rate exposure. You should read "Operating and Financial Review and Prospects—Quantitative and qualitative disclosures about market risk" for a discussion of those contracts. The average annual interest rate on our outstanding long-term debt as at 30th June, 2002 was approximately 4.3% taking into account the effect of the swap agreements we have entered into.

Capital expenditures

The table below sets out the capital expenditures by type of asset for the periods indicated:

	Year ended 31st December,				Six months ended 30th June,	
	1998	1999	2000	2001	2001	2002
	(euro thousands)					
Land	109	6,814	4,161	4,921	3,087	112
Mines	1,021	47,231	31,425	34,406	33,212	6,131
Buildings	80,505	203,751	44,141	106,950	12,971	15,796
Machinery	415,349	553,955	466,169	560,601	139,548	228,486
Transportation	9,450	6,031	7,322	2,078	1,693	476
Furniture & equipment	13,326	17,564	15,316	9,030	3,880	6,670
Construction in progress, net	167,011	(170,679)	345,098	101,925	196,608	54,906
Total	686,771	664,667	913,632	819,911	390,999	312,577

Capital expenditures have remained high during recent years as a result of the need to construct new generating facilities in Komotini and Florina and to upgrade the machinery used in our mines and generating stations. These include environmental upgrades for our power stations. In addition, we have been systematically installing additional lines and substations in our distribution network throughout Greece to meet increased demand by existing and new clients.

COMMITMENTS

Although the actual amount of our capital expenditures in future periods will depend on various factors that cannot presently be foreseen, we expect to make capital expenditures for 2002 not to exceed € 700 million. We expect our levels of capital expenditures for 2003 and 2004 to be broadly similar to 2002 levels. The expenditures are scheduled to be primarily concentrated in the Generation business unit and the Distribution business unit. We expect to fund our capital expenditures through cash flow from operations.

In the Generation business unit, we plan to ensure compliance of our power stations with environmental regulations or with new terms that could be imposed in our environmental permits. For example, we are in the process of installing flue gas desulphurisation plants in our lignite-fired power stations in Megalopolis and Amynteon.

We do not currently expect to install any additional generating capacity beyond that which the new power stations at Florina, Messochora, Atherinolakkos and Chania will provide. The construction of certain other hydroelectric power stations is currently under consideration. In addition, we recently submitted an application to the RAE for the construction of a new CCGT unit at our Lavrio station for an installed capacity of approximately 400 MW. Accordingly, and under the assumption that new entrants will enter the electricity market and provide additional capacity in Greece, we do not expect to increase significantly our new capacity investments in Greece over the next few years. However, we will continue to re-evaluate our prospects for increasing our generating capacity on an annual basis, particularly if new entrants do not start generating activities.

As the operator of the interconnected transmission system, the HTSO may require us to invest in this system to improve the efficiency and quality of the transmission system assets. We are generally required to undertake any improvements requested by the HTSO in respect of the interconnected transmission system and may be required to incur all expenses in connection with any such investment. Although we are entitled to compensation by the HTSO for all or part of this expenditure, our actual cost of investment could exceed the amount that we would receive as compensation. You should read "Risk Factors—We may be required to take decisions that could have a negative impact on our profitability" for a more detailed discussion on these investments.

In the Distribution business unit, we plan to upgrade the network and install new electricity lines and substations, especially in anticipation of the Olympic Games in Greece in 2004. A significant part of our capital expenditure in the Distribution business unit is financed by customer contributions.

In addition, our expected equity contribution to the share capital of the Holding Company with WIND, will be approximately € 70 million over the next ten years. We expect to invest approximately

€ 30 million in building a dark fibre optic network along our existing transmission and distribution lines, which we will lease to Evergy for use.

Finally, according to a recent environmental audit report conducted by our environmental consultant, our aggregate environmental capital expenditure for the years 2001 to 2010 is estimated to be approximately € 425 million.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We purchase some electricity from outside Greece and some infrastructure equipment from foreign suppliers. As a consequence, we are subject to market risks from changes in foreign exchange rates. We are also subject to both foreign exchange risk and interest rate risk on part of our debt position.

Foreign exchange risk

Our principal foreign exchange risk relates to foreign currency borrowings. It also relates, to a lesser extent, to electricity imports, agreements with foreign suppliers for the purchase of infrastructure equipment and to fuel purchases. Our foreign currency risk is primarily in respect of Japanese yen, Swiss francs and U.S. dollars.

Our exchange rate exposure for electricity imports is principally limited to electricity imports denominated in U.S. dollars. In 2001, all of our electricity imports by value were denominated in U.S. dollars. In addition, we are subject to exchange rate exposure for purchases of infrastructure equipment. We are also subject to exchange rate risk for liquid fuel and natural gas purchases since these purchases are priced in U.S. dollars. We do not manage these exposures through financial instruments because we believe the risk is limited. However, we closely monitor our exchange rate risk and review our current position on an on-going basis.

Most of our debt is denominated in euro and as a result is not subject to exchange rate risk. As at 30th June, 2002, we were bearing exchange rate risk on only € 524.3 million out of approximately € 4.6 billion in total debt outstanding. As at 30th June, 2002, our debt bearing foreign exchange risk represented 11.3%, and as a result of having entered into swap agreements, 15.8% of our total borrowings.

With respect to our long-term debt, we closely monitor the fluctuations in foreign currency exchange rates and in interest rates and evaluate the need to enter into any financial instruments to mitigate those risks on an on-going basis. We use currency swap agreements in managing the exposure to foreign exchange risk. As at 30th June, 2002, we had one cross-currency and interest rate swap agreement and six interest rate swap agreements outstanding, with an aggregate notional amount of € 1,136 million. The net foreign exchange losses were € 150.7 million, € 201.3 million and € 95.7 million for the years ended 31st December, 1998, 1999 and 2000, respectively. The 1998, 1999 and 2000 foreign exchange losses were mostly a result of appreciation of the currencies in which we borrowed against the Greek drachma.

Interest rate risk

Our outstanding total debt as at 30th June, 2002 amounted to approximately € 4.6 billion, of which approximately € 3.0 billion, or 64.3%, was floating rate, principally based on EURIBOR, and approximately € 1.6 billion, or 35.7%, was fixed rate. In order to increase our fixed rate debt position, we have entered into swap agreements to fix the interest rate on some of our floating rate debt and as a result, the effective split between floating and fixed rates was 39.4% and 60.6%, respectively, as at 30th June, 2002.

In interest rate swap agreements, we agree with other parties to exchange, at specified intervals, the difference between interest amounts calculated by reference to the notional principal amount and the fixed or floating interest rates that we have agreed with the other parties.

As at 30th June, 2002, we had interest rate swap agreements with a notional amount of € 960 million. As our revenues are not linked to interest rates, our principal interest rate risk is that a general rise in interest rates will result in a higher interest expense on the unhedged portion of our floating-rate debt. If interest rates were to increase by 100 basis points from their level on 31st December, 2001, assuming the same level, composition and hedging of our debt portfolio, our interest expense for the year 2002 would increase by a total of approximately € 18 million.

THE MARKET FOR OUR SHARES

MARKET INFORMATION

Our shares are admitted to the ASE and have traded on the ASE since 12th December, 2001. Our shares are included in the ASE Composite Index and the FTSE/ASE-20 Index.

The table below sets forth for the periods indicated the high, low and month-end closing prices of our shares on the ASE, as well as the average daily trading volume:

Period	High	Low	Close	Average daily trading volume
			(euro)	
December 2001[1]	12.22	11.74	12.18	30,516,558
January 2002	13.06	12.08	12.98	4,738,233
February 2002	13.08	12.56	12.78	1,679,223
March 2002	13.72	12.92	13.36	2,262,914
April 2002	13.60	12.96	13.30	1,087,040
May 2002	14.72	13.42	14.72	4,245,642
June 2002	15.00	13.48	14.44	3,233,026
July 2002	14.70	13.66	14.12	1,205,544
August 2002	15.26	14.26	15.24	1,791,463
September 2002	15.00	13.86	14.14	1,432,594
October 2002	14.00	13.32	13.72	999,717
November 2002[2]	13.72	12.76	13.28	1,704,388

On 22nd November, 2002, the closing price of the shares on the ASE was € 13.28.

(1) From 12th December, 2001.
(2) Through 22nd November, 2002.

Source: Effect Finance

Our existing GDRs are admitted to the official list maintained by the UKLA and to trading on the LSE's market for traded securities, and have traded on the LSE since 12th December, 2001. The table below sets forth for the periods indicated the high, low and month-end closing prices of our GDRs on the LSE, as well as the average daily trading volume:

Period	High	Low	Close	Average daily trading volume
			(euro)	
December 2001[1]	12.20	11.40	12.00	2,523,650
January 2002	13.00	11.91	13.00	446,514
February 2002	13.00	12.80	12.80	250,984
March 2002	13.50	12.80	13.50	129,239
April 2002	13.50	12.75	13.20	80,202
May 2002	13.20	13.20	13.20	222,000
June 2002	13.20	13.20	13.20	9,094
July 2002	14.55	13.20	14.55	69,521
August 2002	14.55	14.55	14.55	2,564
September 2002	14.55	14.55	14.55	181,709
October 2002	14.55	13.30	13.50	16,659
November 2002[2]	13.50	13.50	13.50	25,313

On 22nd November, 2002, the closing price of the GDRs on the LSE was €13.50.

(1) From 12th December, 2001.
(2) Through 22nd November, 2002.

Source: Bloomberg

No significant trading suspensions with respect to our shares have occurred on the ASE, nor have any significant trading suspensions with respect to our GDRs occurred on the LSE, since they commenced trading.

OUR BUSINESS

OVERVIEW

We are the largest electricity generator, the sole owner of transmission assets and currently the sole distributor of electricity in Greece, providing electricity to approximately 6.65 million customers as at 30th June, 2002. In the year ended 31st December, 2001, we generated approximately 97% of the 49,699 GWh of electricity produced in Greece.

We are among the largest industrial enterprises in Greece in terms of assets and revenues. In the year ended 31st December, 2001, we achieved total sales of electricity of € 3,053 million, profit from operations of € 608 million and profit after tax of € 252 million. As at 30th June, 2002, we had an installed generating capacity of 11,713 MW.

As an integrated electric utility, we generate electricity in our 97 power generating stations, facilitate the transmission of electricity through approximately 11,100 kilometres of our high voltage power lines and distribute electricity to consumers through approximately 198,125 kilometres of distribution network. We also produce almost all the lignite for our lignite-fired power stations from our five lignite mines.

The following diagram illustrates our organisational structure:



Board of Directors
11 members
Chairman
D Papoulias
Audit Committee
(2 non-executive members of the board of directors)
Executive Committee
CEO, CFO and GMs
CEO
S Nezis
Internal Audit Department
CFO
G Anastasiadis
GM Human Resources
G Manolopoulos
Investor Relations Department
GM Generation
C Panetas
GM Mining
C Kavouridis
GM Transmission
K Vassiliadis
GM Distribution
N Gagaoudakis

The following table shows selected operating data for our electricity operations for the five years ended 31st December, 2001 and for the six months ended 30th June, 2001 and 2002:

	Year ended 31st December,					Six months ended 30th June,	
	1997	1998	1999	2000	2001	2001	2002
Installed capacity (MW)	9,859	10,296	10,997	11,121	11,158	11,158	11,713
Net production[(1)] (GWh)	39,236	41,834	44,777	48,483	48,054	22,742	23,452
Electricity sold to final customers[(2)] (TWh)	37.4	39.6	41.1	44.3	44.5	21.8	22.7
Customers at end of period (millions)	6.2	6.3	6.4	6.5	6.6	6.6	6.7
Customers served per employee	182	188	195	206	224	211	229
Electricity sold per employee (MWh)	1,100	1,183	1,249	1,401	1,510	703	783
Number of employees	33,999	33,505	32,888	31,645	29,453	31,005	28,994

(1) Net production equals gross production of electricity less internal consumption of electricity in the generating process.
(2) Including sales to our mines and customers abroad.

Electricity demand and generation vary widely across Greece. On the mainland, generation capacity is concentrated in the north in close proximity to the majority of our lignite mines, our primary fuel

source. On the islands, power generation depends on proximity to the mainland and accordingly on the feasibility of connection to the mainland transmission system. Corfu and the other Ionian islands, as well as certain of the Aegean islands, are connected to the mainland transmission system and together with the mainland transmission system constitute the interconnected system. The remaining islands are served by autonomous generating power stations fired principally by oil, as well as wind and other renewable resources. We refer to these islands as the autonomous islands. Most of the power stations on the autonomous islands are small, reflecting the populations they serve, although our stations on Crete and Rhodes are comparable in size to certain of our mainland stations.

Although our electricity generating costs vary from station to station, depending on fuel costs and efficiency of our stations, the prices that we charge our customers (other than certain large customers) are, by law, standardised across Greece, including customers on the autonomous islands. As a result, our margins are generally higher in respect of the interconnected system than the autonomous islands, where fuel costs are generally higher and station efficiency generally lower.

On mainland Greece, we own and operate 34 generating power stations, consisting of 11 thermal stations, 22 hydroelectric stations and one wind park, supplying electricity to the interconnected system. On the autonomous islands, we own and operate 36 autonomous thermal stations, two hydroelectric stations, 20 wind parks and five solar (photovoltaic) power stations. In 2001, approximately 94% of the electricity we generated was from thermal sources (electricity produced from lignite, natural gas and oil), approximately 5% was from hydroelectric sources and significantly less than 1% was from wind and other renewable resources. We do not operate any nuclear power stations. In 2001, our five lignite mines in Greece (the responsibility of our Mining business unit) produced all the lignite used by our seven lignite-fired power stations, which generated approximately 67% of the total electricity we generated. In 2001, we were the second largest lignite producer in the European Union in terms of metric tonnes extracted, mining approximately 66.3 million tonnes of lignite. In 2002, we started purchasing a majority of the lignite needed for our new lignite-fired power station at Florina from two private mines in order to secure a consistent supply of sufficiently high calorific value lignite.

We conduct our generation activities through our Generation business unit and our Distribution business unit. The Generation business unit handles electricity generation in the interconnected system and the autonomous islands of Crete and Rhodes, the largest islands in terms of electricity production and consumption. You should read "Our Business—Generation" for a more detailed discussion of our generation activities in the interconnected system and the autonomous islands of Crete and Rhodes. The Distribution business unit is responsible for the generation of electricity on the rest of the autonomous islands.

We are the sole owner of the network of high voltage 400 kV, 150 kV and 66 kV lines that comprise the Greek transmission system. The transmission system transports all the electricity transmitted to the distribution network for sale in Greece. At 30th June, 2002, the transmission system consisted of a total of approximately 11,100 kilometres of power lines and 592 transformers. Our electricity transmission activities (including the physical operation and maintenance of the interconnected transmission system at the direction of the HTSO) are conducted by the Transmission business unit for the interconnected system and by the Distribution business unit on the autonomous islands. The transmission system in the interconnected system, transporting electricity from power stations or, in the case of imported electricity, from the interconnection points, to our distribution network throughout the interconnected system and to certain directly connected high voltage customers, is referred to as the interconnected transmission system.

We are currently the sole electricity distributor in Greece. Of our sales to end customers in the year ended 31st December, 2001, measured by volume, approximately 31% were to industrial customers, 30% were to customers in the commercial and other services sector, 32.7% were to residential customers and 6.3% were to the agricultural sector. At 30th June, 2002, our distribution network consisted of approximately 93,600 kilometres of medium voltage (22, 20, 15 and 6.6 kV) and 104,500 kilometres of low voltage (220 and 380 volt) power lines and 131,110 medium voltage transformers with a total capacity of 21,400 MVA. All of our electricity distribution activities (including electricity sales and distribution) are conducted by the Distribution business unit.

OUR REORGANISATION

Until the enactment of the Liberalisation Law, we operated as a wholly owned state utility whose objective was to develop the country's energy resources and to provide low cost electricity to support the development of the Greek economy. In 1999, the Hellenic Republic enacted the Liberalisation Law, which incorporated the provisions of the Electricity Directive into Greek national legislation and which created the framework for the liberalisation of the Greek electricity market. The Liberalisation Law provided for, among other provisions, the transformation of PPC into a *société anonyme*, to enable us to adopt commercial objectives. Our transformation into a *société anonyme* became effective on 1st January, 2001.

As part of our transformation into a commercial entity capable of competing in a liberalised market, we adopted a new organisational structure which more closely reflects our core business operations. Each business unit is responsible for controlling its own costs and achieving its own operating targets, with the General Manager of each business unit reporting directly to our Chief Executive Officer.

The new organisational structure implemented in 2001 promoted the separate accountability and performance of the business units, and improved the transparency of accounts and the financial relationship between the various business units. Each business unit has separate management as well as increased autonomy and flexibility in respect of the operations within its sphere. Further reorganisation has taken place within certain business units to optimise their operations.

STRATEGY

Prior to our reorganisation and our initial public offering, our principal objective as the monopoly electricity supplier in Greece was, as required by law, to meet the electricity needs of Greece. Following the enactment of the Liberalisation Law and our transformation into a *société anonyme,* our primary focus has shifted to maximising shareholder value.

In order to meet that goal, our main strategic objectives are as follows:

- maintain the leading position in the Greek electricity market;
- continue restructuring to further reduce personnel, cut costs and improve efficiency of operations;
- continue capital expenditure rationalisation and debt reduction; and
- explore long-term growth opportunities.

Maintain the leading position in the Greek electricity market

Despite the liberalisation of the Greek electricity market in 2001 and the granting of seven principal generation licences (for large gas-fired power stations with a total capacity of approximately 3,000MW) and six supply licences, we do not currently face meaningful competition, nor expect to face meaningful competition from competing generating capacity before the end of 2005 at the earliest. Moreover, during the same period, we expect that independent suppliers will remain constrained by the limited interconnector capacity and the current low tariff levels in Greece.

We aim to sustain our leading position in the Greek electricity market by taking advantage of our lignite-driven low-cost generation fuel mix. Our lignite-generated electricity is significantly cheaper than electricity generated from oil or natural gas and represented approximately 67% of our electricity generation in 2001. We believe that our exclusive rights to the extensive exploitable lignite reserves in Greece will allow us to maintain this competitive advantage. In addition, we will continue to build on our technical expertise, our commercial knowledge of the Greek electricity market as well as our strong brand name. We continue to increase customer loyalty by improving our customer service offerings.

Revenue growth in the electricity industry is driven mainly by growth in consumption and tariff increases. As electricity consumption per capita in Greece is currently low compared to other European countries and the growth rate in Greece's gross domestic production is higher than the European Union average, we expect that, over the next few years, electricity consumption in Greece will grow at a faster rate than the European Union average. Furthermore, as tariffs in Greece are currently lower than the European average for both residential and industrial customers and at such

levels, they are unlikely to provide sufficient incentive for new generating capacity, we believe there is scope for tariff increases in the future. We believe that our low generation cost competitive advantage and our expertise in the Greek electricity market put us in a strong position to capitalise on the potential growth prospects of this market.

Continue restructuring to further reduce personnel, cut costs and improve efficiency of operations

We are continuing to restructure our operations to further improve our competitiveness. Key objectives of our restructuring programme include achieving further personnel and cost reductions and delivering improved operating efficiencies.

Reduce personnel

In comparison to our European peers in the electricity sector, we believe that our historic staffing levels were relatively high. We have set a target of reducing our staffing levels from approximately 31,600 employees as at 31st December, 2000, to approximately 25,000 employees by 2005 through natural attrition and constrained hiring. Significant progress has already been achieved, reducing our staffing levels to 28,840 employees as at 30th September, 2002 (a reduction of approximately 9% from year-end 2000 levels). Until we achieve this target, we first look for suitable candidates within our own organisation before looking to recruit externally. Our new hires are limited principally to replacing key or specialist technical personnel. Between 2001 and 2005, through this process we estimate that for every ten people leaving the organisation, through retirement or otherwise, we will employ one new person. Our ability to reduce staff numbers more rapidly is mainly constrained by Greek labour laws.

Reduce costs and improve operating efficiency

In addition to reducing staffing levels, we are pursuing our three-year cost-reduction plan, introduced in 2001, in order to reduce our non-fuel, non-personnel operating unit costs by increasing our operating efficiency to reflect European industry best practice standards. Our management committee sets key performance indicator targets annually and each business unit reports progress on these targets and objectives on a monthly basis. In addition, we incentivise our General Managers through a bonus scheme to achieve these performance targets. We intend to reduce our non-fuel, non-personnel operating unit costs and increase our operating efficiency through the following steps:

- *Optimise our maintenance activity.* We will seek to further reduce our maintenance costs through implementation of preventive procedures for repairs and maintenance programmes focusing on probable fault areas.
- *Invest in improving the efficiency of our operations.* We are continuing to reduce costs through selective investments in improving the efficiency of our stations and equipment. In the Generation business unit, we will seek to further improve the efficiency, availability and thermal performance of our thermal stations by investing in more efficient practices. At the same time, we seek ways to maximise the efficiency of our hydroelectric stations. In the Transmission business unit, we will continue to upgrade and improve the efficiency and reliability of our transmission system in accordance with the HTSO's planning and instructions as the operator of the transmission system. In the Distribution business unit, we are improving the efficiency of our distribution network, including the use of new technologies and by adding ten network control centres by the end of 2003. In the Mining business unit, we continue to invest in upgrading our heavy machinery to improve efficiency through the reduction of downtime, the improvement of load factor and the reduction of scheduled maintenance.
- *Improve our inventory management, procurement practices and outsourcing procedures.* We intend to further reduce the average age of our non-fuel supply inventories through improved inventory management while also focusing on minimising outsourcing costs. At the same time, we continue to improve our procurement practices, including the renegotiation of long-term supply contracts on more favourable terms. In addition, we intend to utilise our property portfolio more efficiently by continuing to reduce the number of our warehouses.

Continue our capital expenditure rationalisation and debt reduction

As part of the restructuring programme undertaken in 2000, we introduced measures to rationalise our capital expenditure and have implemented stricter financial criteria for assessing all investments. We will continue to seek to control our capital expenditure through improved planning, implementation and centralised engineering and procurements.

As a result primarily of improved profitability and rationalised capital expenditures, we have reduced our total debt levels by approximately € 680 million between 30th June, 2001 and 30th June, 2002. We expect this trend to continue in the future. More specifically, we aim to reduce further our debt levels, in order to achieve a debt to equity ratio adjusted for asset revaluation of 1:1 by the end of 2005.

Explore long-term growth opportunities

We continue to explore long term growth opportunities including:

Expansion outside Greece

We believe that our leading market position in the Greek electricity market, our technical expertise and our resources provide us with a strong platform for pursuing focused expansion in neighbouring countries. We continue to monitor investment opportunities in the South-Eastern European region. Any new potential investments will be subject to strict investment criteria with a view to enhancing shareholder value.

Telecommunications

In 2001, we decided to expand our activities in telecommunications through Evergy, our joint venture with WIND, in which we own 50% minus one share. We believe that Evergy will benefit from our extensive electricity transmission and distribution network, our service infrastructure, our retail outlets and, subject to applicable laws, our customer database. We believe that we can gain significant synergies in the long term and economies of scale by sharing customer service points, back office operations and brand name between our electricity and our telecommunications operations, subject to compliance with applicable legislation. We expect that Evergy will launch a wide range of telecommunications services in the beginning of 2003 encompassing fixed wireless telephony, data/internet and broadband multimedia services. You should read "Our Business-Telecommunications" for a more detailed discussion of our investments in the telecommunications industry.

Development of Renewable Resources

As a complement to our existing energy operations and as part of our commitment to minimise the environmental impact of our operations, we continue to invest in electricity generation from renewable resources and further pursue business opportunities in this area.

HISTORY

PPC was established in 1950 as a corporation for electricity generation, transmission and distribution throughout Greece. Prior to the establishment of PPC, concessions to generate, transmit and distribute electricity were granted by the Greek government to private companies and municipal entities. PPC commenced operations in 1953 by generating and selling electricity to those existing concession-holding entities. Between 1957 and 1963, PPC acquired the businesses of existing concession-holding entities including the Athens-Piraeus Electricity Company Limited, which served the largest metropolitan area of Greece and accounted for a substantial portion of the country's total electricity consumption.

Laws were passed by the Greek Parliament providing for certain exceptions to PPC's exclusive right of power generation, mainly to enable industrial entities to produce electricity principally for their own consumption. They also enabled private commercial generation from renewable resources and co-generation.

Under the Liberalisation Law and pursuant to Presidential Decree 333/2000, PPC was transformed, effective 1st January, 2001, into a *société anonyme* wholly owned by the Hellenic Republic for the

purpose of carrying out the business of an electricity company. PPC S.A. was established for a term of 100 years, expiring 31st December, 2100; this term may be extended by a resolution of the general assembly of shareholders. All assets, rights, liabilities, obligations and employees of PPC were transferred to us on 1st January, 2001.

THE GREEK ELECTRICITY MARKET

The Greek electricity market is subject to extensive governmental regulation. This regulatory framework has been subject to significant change over the past two years as the Hellenic Republic has sought to implement the Electricity Directive. You should read "Regulation of the Greek Electricity Sector" for a more detailed discussion of the current regulatory framework in Greece. As a result of the Liberalisation Law, the electricity supply market has been restructured to increase competition. A Ministerial decision established that the market comprising all high or medium voltage electricity users, currently representing 34% of the electricity supply market in terms of power consumption, is open for competition.

Pursuant to this Ministerial decision, electricity customers are categorised as follows:

- "Eligible Customers" are all high and medium voltage electricity users, such as large industrial and commercial customers, as set forth by a Ministerial decision published by the Minister of Development. Under the Liberalisation Law, Eligible Customers have regulated access to the transmission system and distribution network and are entitled to purchase electricity from the supplier of their choice on the basis of commercial contracts agreed between the customer and the supplier.

- "Non-Eligible Customers" are all low voltage electricity users, such as residential and small-and medium-sized business customers. Non-Eligible Customers must purchase their electricity from us at regulated tariffs.

You should read "Regulation of the Greek Electricity Sector—Supply" for more detail on Eligible Customers and Non-Eligible Customers.

In addition, the Liberalisation Law provides for the following:

- the introduction of competition in power generation through the granting of authorisations to generate electricity in the interconnected system and through a tendering procedure for authorisations to provide generating capacity on the autonomous islands. As at 30th September, 2002, the Minister of Development had granted seven principal generation licences for large natural gas-fired stations, 32 licences for smaller thermal stations and co-generation stations and three licences for large hydroelectric power stations as well as a number of licences for electricity generated from renewable resources following consultation with the RAE. The RAE is currently reviewing the applications made by other interested parties.

- the establishment of the HTSO as an independent entity to operate and ensure the maintenance and development of the interconnected transmission system and its interconnections with other networks. As a result, we are obliged to develop and maintain the interconnected transmission system based on the HTSO's planning and instructions. We own the interconnected transmission system pursuant to an exclusive licence for the ownership of the transmission system awarded by the Ministry of Development. The HTSO commenced operations on 3rd May, 2001. You should read "Regulation of the Greek Electricity Sector" for a more detailed discussion of the HTSO.

- the establishment of the RAE, an independent authority responsible for regulating the energy market. The RAE mainly has an advisory and supervisory role while decision making power ultimately lies with the Minister of Development. The RAE commenced operations on 1st July, 2000. You should read "Regulation of the Greek Electricity Sector" for a more detailed discussion of the RAE.

- the establishment of the PIO as a separate pension fund in order to fund the social security expenses of our employees. The PIO was established on 1st January, 2000. You should read "Our Business—Employees" for a more detailed discussion of the PIO.

The following diagram shows the electricity flows in the industry as currently contemplated under the Liberalisation Law:


Independent generators and suppliers
PPC generation
Imports / exports
Hellenic Transmission System Operator (HTSO)
PPC transmission
Eligible customers
PPC distribution and supply
Eligible customers
Regulatory bodies
✦ RAE
✦ Ministry of Development
Non-eligible customers
Flow of energy
Commercial relationship

* *As of 30th June, 2002, there were no independent power producers, with the exception of small renewable resources generators and industrial entities producing electricity for their own consumption.*

Our Transmission and Distribution business units are required to transmit and distribute electricity both on our behalf and on the behalf of other generators and suppliers.

GREEK ELECTRICITY DEMAND

The demand for electricity in Greece has grown at an average annual growth rate of approximately 5.4% during the five years ended 31st December, 2001. The following table shows the annual rate of growth in gross domestic product ("GDP") in real terms and the annual rate of growth in electricity demand for the five years ended 31st December, 2001, and an average growth rate for 1997 to 2001:

	Year ended 31st December,					Average
	1997	1998	1999	2000	2001	for 1997-2001
	(Percentage)					
Growth in real GDP(1)	3.6	3.4	3.6	4.1	4.1	3.8
Growth in electricity demand(2)	4.5	4.5	3.2	8.9	4.3	5.1

Sources:

(1) IMF (World Economic Outlook—September 2002)
(2) Company sources

Per capita electricity consumption in Greece is lower than that in a number of other countries in the European Union. In 2001, electricity consumption in Greece was 4.1 MWh per capita, compared to an average of 7.0 MWh per capita for the European Union. The following table compares per capita electricity consumption in the year ended 31st December, 2001 in Greece with that of other countries in the European Union:

	Per Capita Consumption(1) (MWh/inhabitant)
European Union	7.0(2)
France	6.7
Germany	5.8
United Kingdom	5.7
Spain	4.6
Italy	4.6
Greece	4.1
Portugal	3.6

(1) The production of power plants and combined heat and power plants less transmission, distribution and transformation losses and own use by heat and power plants, divided by total population.
(2) Excluding Luxembourg.

Source: Economist Intelligence Unit (2002)

We believe that the current levels of per capita electricity consumption in Greece indicate that demand for electricity is likely to continue to grow and that, in the medium term, the rate of growth is likely to be higher than the European Union average.

We expect that the anticipated increases in electricity demand will result in a need for additional installed capacity in Greece in the near term to cover expected growth in demand. Between 2003 and 2005, we expect our generation capacity to increase by approximately 6%. We expect that the commencement of operations at the lignite-fired power station at Florina, at the hydroelectric station in Messochora, and new capacity to be added by independent power producers already holding generation licences from the Minister of Development, will provide sufficient installed capacity to satisfy the anticipated increased demand until 2004. You should read "Our Business—Generation" for a more detailed discussion of additional generating capacity.

Demand for electricity in Greece is affected by a number of factors including changes in economic activity, the relative energy requirements of individual sectors of the economy, improvements in the efficiency of electricity use, the price to consumers of electricity relative to other forms of energy, the weather, the time of day, the day of the week, and the time of year. Although demand does not vary as significantly throughout the year as in some other European countries, the lowest demand generally occurs in April and demand increases to peak load in July due to the increasing use of air conditioning during the summer. The maximum demand for electricity in Greece typically occurs on a summer weekday. The minimum level of electricity demand typically occurs on a spring weekend. To date in 2002, the maximum demand in Greece was 8,924 MW on 16th July, 2002 between 1:00 p.m. and 2:00 p.m., as compared to 8,600 MW on 17th July, 2001. The minimum level of demand was 2,907 MW on 6th May, 2002 between 6:00 a.m. and 7:00 a.m.

The following table shows, for the interconnected system, our peak capacity demand, net available capacity at the summer peak load (net of stations in conservation or unavailable due to environmental retrofitting), and our reserve margin during the five years ended 31st December, 2001 and to date in 2002. Reserve margin represents the difference between peak capacity demand and the total net available capacity.

	1997	1998	1999	2000	2001	2002(1)
	(in MW, except Percentages)					
Peak capacity demand	6,705	7,372	7,366	8,531	8,600	8,924
Net available capacity	8,254	8,787	9,421	9,345	9,359	9,838
Reserve margin	1,549	1,415	2,055	814	759	914
As a percentage of net available capacity	18.8%	16.1%	21.8%	8.7%	8.1%	9.3%

(1) Year to date.

OUR ELECTRICITY PRODUCTION AND IMPORTS

We own and operate 97 generating power stations in Greece, consisting of 11 thermal stations, 22 hydroelectric stations and one wind park throughout the interconnected system as well as 36 autonomous thermal stations, two hydroelectric stations, 20 wind parks and five solar power stations located on the autonomous islands.

We generated a total of 48,054 GWh of electricity during the year ended 31st December, 2001 representing a compound annual growth rate of approximately 5.2% per annum since 1997.

The following table shows the net electricity production in GWh we generated during the five years ended 31st December, 2001 and the six months ended 30th June, 2001 and 2002:

	Year ended 31st December,					Six months ended 30th June,	
	1997	1998	1999	2000	2001	2001	2002
	(GWh)						
Interconnected system	36,073	38,454	41,240	44,727	44,076	20,991	21,564
Autonomous islands	3,163	3,380	3,537	3,756	3,978	1,751	1,888
Total	39,236	41,834	44,777	48,483	48,054	22,742	23,452

We also import and export electricity through interconnections currently in place with Albania, Bulgaria, the Former Yugoslav Republic of Macedonia ("FYROM") and Italy. The current usable interconnection capacity with Albania, Bulgaria and FYROM is limited by transmission constraints

both within Greece and within Albania, Bulgaria and FYROM. Total current interconnection capacity is approximately 1,200 MW, taking into account a 100 MW reserve margin. You should read "Our Business—Transmission" for a more detailed discussion of our interconnections.

We are generally a net importer of electricity. In 2001, this was due to the fact that the average generation of our hydroelectric stations was lower due to reduced rainfalls during the year as well as liquid fuel and natural gas prices favouring imports. We were a net exporter for the first time in our history in the year ended 31st December, 2000, exporting 11 GWh. We usually import electricity from countries that have a different peak profile and therefore export electricity in the summer.

The following table shows our imports and exports for the five years ended 31st December, 2001 and the six months ended 30th June, 2001 and 2002:

	Year ended 31st December,					Six months ended 30th June,	
	1997	1998	1999	2000	2001	2001	2002
				(GWh)			
Imports[1]	3,003	2,500	1,811	1,729	3,562	1,385	2,239
Exports	709	890	1,647	1,740	1,062	489	678
Balance of Imports/Exports	(2,294)	(1,610)	(164)	11	(2,500)	(896)	(1,561)

(1) Imports include purchases from foreign sources and electricity exchanges through our international interconnections.

In addition to our generating capacity, there is currently private thermal generating capacity in Greece of 223 MW operated by certain industrial enterprises permitted by law to produce electricity principally for their own consumption and of 271 MW generated by independent power producers, primarily from renewable resources.

The following table shows total supply of electricity in Greece and takes into account our net electricity production and our purchases from domestic sources and foreign sources as well as purchases from independent power producers and net electricity exchanges with neighbouring countries, for the five years ended 31st December, 2001 and the six months ended 30th June, 2001 and 2002:

	Year ended 31st December,					Six months ended 30th June,	
	1997	1998	1999	2000	2001	2001	2002
				(GWh)			
Net electricity Production	39,236	41,834	44,777	48,483	48,054	22,742	23,452
Renewables and Independent Power Producers	13	44	112	401	744	298	178
Purchases from Foreign Sources	2,020	1,668	355	244	2,246	806	1,467
Net electricity exchanges[1]	274	(58)	(191)	67	(254)	90	(81)
Total	41,543	43,488	45,053	49,195	50,790	23,936	25,016

(1) Electricity exchanged with neighbouring countries through our international interconnectors.

OUR BUSINESS UNITS

We operate through four business units—Generation, Transmission, Distribution and Mining. Each of these business units is described in detail below.

Generation

The Generation business unit is responsible for electricity generation in the interconnected system and on the autonomous islands of Crete and Rhodes. It is also responsible for the development of new thermal and hydroelectric stations and for additions to the capacity of existing stations. The Distribution business unit is responsible for the generation of electricity on the rest of the autonomous islands.

As at 30th June, 2002, we operated throughout the interconnected system and the islands of Crete and Rhodes seven lignite-fired power stations (including the Liptol station, which is operated by the Mining business unit), four oil-fired power stations and two oil-fired units at the Lavrio power station near Athens, one natural gas-fired power station at Agios Georgios, one combined cycle gas turbine

("CCGT") power station at Komotini, two CCGT power units at the Lavrio station and 24 hydroelectric stations. In addition, as at 30th June, 2002, our Distribution business unit operated a total of 33 autonomous thermal stations, 21 wind parks and five solar power stations located primarily on the autonomous islands.

As at 30th June, 2002, the total installed generating capacity of our stations was 11,713 MW. Of this total generating capacity, 10,355 MW is the capacity of the power stations connected to the interconnected system which supplies power to mainland Greece and certain nearby islands connected to each other and to the interconnected system through submarine cables. The islands of Crete and Rhodes are not linked to the interconnected system but have autonomous generation systems operating principally on heavy fuel oil and diesel oil with an installed capacity of 590 MW and 206 MW, respectively. The total installed generating capacity on the other autonomous islands is 562 MW.

We expect to increase our generation from renewable resources in the future, driven in part by current incentives such as capital subsidies and guaranteed fixed prices for electricity operated from renewable resources. You should read "Our Business—Competition" for a more detailed discussion of our generation from renewable resources.

The following table sets out details of our total installed capacity in MW by primary energy source utilised at the dates specified:

	Year ended 31st December,					Six months ended 30th June,	
	1997	1998	1999	2000	2001	2001	2002
				(MW)			
Interconnected System							
Thermal							
Lignite	4,900	4,900	4,900	4,908	4,933	4,933	4,958
Oil	1,034	857	857	777	750	777	751
Natural Gas	160	537	1,107	1,100	1,100	1,100	1,581
Total Thermal	6,094	6,294	6,864	6,785	6,783	6,810	7,290
Hydroelectric	2,726	2,858	2,958	3,060	3,060	3,060	3,060
Wind and other renewable resources	5	5	5	5	5	5	5
Total Interconnected System	8,825	9,157	9,827	9,850	9,848	9,875	10,355
Autonomous Islands							
Thermal							
Lignite	—	—	—	—	—	—	—
Oil	1,012	1,117	1,147	1,238	1,277	1,250	1,325
Natural Gas	—	—	—	—	—	—	—
Total Thermal	1,012	1,117	1,147	1,238	1,277	1,250	1,325
Hydroelectric	1	1	1	1	1	1	1
Wind and other renewable resources	21	21	22	32	32	32	32
Total Autonomous Islands	1,034	1,139	1,170	1,271	1,310	1,283	1,358
Total Thermal	7,106	7,411	8,011	8,023	8,060	8,060	8,615
Total Hydroelectric	2,727	2,859	2,959	3,061	3,061	3,061	3,061
Total Wind and other renewable resources	26	26	27	37	37	37	37
Total	9,859	10,296	10,997	11,121	11,158	11,158	11,713

In 2001, two diesel oil-fired gas turbines (comprising a total generating capacity of 27 MW) were transferred from the interconnected system to the autonomous islands. In addition, in 2002, a CCGT power station (with a total generating capacity of 485 MW) started operations in Komotini.

The weighted average age of our thermal and hydroelectric stations, weighted to reflect installed capacity of the power stations, is approximately 17.4 and 23 years, respectively. The expected useful life of a thermal station is approximately 350,000 hours of operation, or approximately 45 years based on normal operating parameters. We do not currently have plans to decommission any of our power stations in the foreseeable future.

The following table shows, for both the interconnected system and the autonomous islands, by primary source utilised at 31st December, 2001, certain information relating to our power stations for the year ended 31st December, 2001:

	No. of Stations	Installed Capacity (MW)	Net Production (GWh)	Weighted Average Age of Stations (years)	Forced Outage Factor[1] (%)	Average Thermal Efficiency (Kcal/KWh)	Immediate Availability[2] (%)	Capacity Utilisation (%)	Total Availability[3] (%)
Interconnected System									
Thermal									
Lignite	7	4,933	32,042	20.1	4.7	2,637	88.8	94.6	86.8
Oil	1 + 2 units	750	3,543	30.0	6.0	2,383	81.1	70.7	80.6
Natural Gas	1 + 2 units	1,100	5,814	2.8	2.9	2,143	94.8	68.1	90.8
Total Thermal	10	6,783	41,399	18.4	4.6	2,546	88.9	87.6	86.8
Hydroelectric	22	3,060	2,666	23.0	1.0	—	98.0	—	98.0
Wind and other renewable resources	1	5	11	10.0	2.0	—	—	—	—
Total Interconnected System	33	9,848	44,076	19.8	—	—	—	—	—
Autonomous Islands									
Thermal	—	—	—	—	—	—	—	—	—
Lignite	—	—	—	—	—	—	—	—	—
Oil	36	1,277	3,886	12.2	6.25	2,339	86.3	48.0	85.9
Natural Gas	—	—	—	—	—	—	—	—	
Total Thermal	36	1,277	3,886	12.2	6.25	2,339	86.3	48.0	85.9
Hydroelectric	2	1	1	57.9	—	—	—	—	—
Wind and other renewable resources[4]	25	32	91	7.2	2.0	—	98.0	—	—
Total Autonomous Islands	58	1,310	3,978	12.1	—	—	—	—	—
Total Thermal	46	8,060	45,285	17.4					
Total Hydroelectric	24	3,061	2,667	23.0					
Total Wind and other renewable resources	26	37	102	7.6	2.0	—	—	—	—
Total	96[5]	11,158	48,054	18.9	—	—	—	—	—

(1) The forced outage factor represents the amount of energy that a power station did not produce during the year because of unplanned outages as a percentage of the maximum energy that the station could have produced during that year, operating continuously at installed capacity.

(2) Immediate availability is the amount of available energy that a power station could have produced, net of energy losses due to the power station during the year, as a percentage of the maximum energy that the station could have produced during that year, operating continuously at installed capacity.

(3) Total availability is the amount of available energy that a power station could have produced, net of all energy losses during the year, as a percentage of the maximum energy that the station could have produced during that year, operating continuously at installed capacity.

(4) Including our five solar stations.

(5) During the first half of 2002, a new power station at Komotini became operational.

For the year ended 31st December, 2001, approximately 72% of our electricity production in the interconnected system was generated from lignite-fired power stations, approximately 8% from oil-fired power stations, approximately 6% from hydroelectric stations, approximately 13% from natural gas stations, and significantly less than 1% from wind parks and other renewable resource stations. In the autonomous islands, almost all of our production was generated from oil-fired power stations.

The following table sets out details of the sources of our net electricity production by primary source utilised for the five years ended 31st December, 2001 and the six months ended 30th June, 2001 and 2002:

	Year ended 31st December,					Six months ended 30th June,	
	1997	1998	1999	2000	2001	2001	2002
				(GWh)			
Interconnected System							
Thermal							
Lignite	27,710	29,181	29,210	30,943	32,042	15,438	15,159
Oil	4,077	3,852	3,531	4,143	3,543	1,716	1,847
Natural Gas	216	1,584	3,692	5,572	5,814	2,835	3,142
Total Thermal	32,003	34,617	36,433	40,658	41,399	19,989	20,148
Hydroelectric	4,070	3,837	4,798	4,055	2,666	996	1,410
Wind and other renewable resources	—	—	9	14	11	6	6
Total Interconnected System	36,073	38,454	41,240	44,727	44,076	20,991	21,564
Autonomous Islands							
Thermal							
Lignite	—	—	—	—	—	—	—
Oil	3,128	3,336	3,489	3,678	3,886	1,708	1,852
Natural Gas	—	—	—	—	—	—	—
Total Thermal	3,128	3,336	3,489	3,678	3,886	1,708	1,852
Hydroelectric	1	1	1	1	1	1	1
Wind and other renewable resources	34	43	47	77	91	42	35
Total Autonomous Islands	3,163	3,380	3,537	3,756	3,978	1,751	1,888
Total Thermal	35,131	37,953	39,922	44,336	45,283	21,697	22,000
Total Hydroelectric	4,071	3,838	4,799	4,056	2,667	997	1,411
Total Wind and other renewable resources	34	43	56	91	102	48	41
Total	39,236	41,834	44,777	48,483	48,054	22,742	23,452

The following power stations or units have been constructed or are currently under construction and are expected to be put into commercial operation between 2003 and 2005:

Florina — 330 MW installed capacity, lignite-fired power station. Commercial operation of the station is expected to commence in the first quarter of 2003. The budgeted construction cost for this power station is expected to be approximately € 534 million.

Messochora — 162 MW installed capacity, hydroelectric station. The station at Messochora was completed six years ago but remains inoperable, due to certain issues with the local authorities that we expect to resolve in the near future. Commercial operation of the station is expected to commence in the second half of 2004. You should read "Our Business—Environmental Matters" for a more detailed discussion on our station in Messochora. The budgeted construction cost for this power station is approximately € 396 million.

Atherinolakkos Lasithi, Crete — A heavy oil-fired power station comprising two diesel engines with 85.2 MW total installed capacity. Commercial operation of the station is expected to commence in the second half of 2004. The budgeted construction cost for this power station is approximately € 93 million.

A heavy fuel oil-fired power station (with natural gas-firing capabilities) comprising two steam turbine units with 100-120 MW total installed capacity. Commercial operation of this station is expected to commence in 2005. The budgeted construction cost for this power station is approximately € 140 million.

Chania, Crete	Two natural gas-fired units, each with an installed capacity of 22-28 MW, to be installed in our power station in Chania. Commercial operation of these units is expected to commence in June 2003. The budgeted construction cost for these units is approximately € 28 million.

Of the total costs budgeted for the construction of the above power stations or units, approximately 70% had been incurred as at 30th June, 2002.

In making decisions regarding the types of power stations in which we intend to invest, we balance between fuel costs and investment costs. Lignite-fired power units have a higher investment cost per MW component than gas- or oil-fired power units. On the other hand, our lignite fuel costs are significantly lower than those of gas- or oil-fired power units.

Base load, intermediate and peak load

Lignite-fired stations are best for, and are generally used for, continuous base-load operation. They have low unit fuel costs which make operation throughout the day economically efficient. Gas- and oil-fired stations are better for intermediate load and are shut down during periods of low demand and restarted when demand increases. Hydroelectric stations, which are constrained by the capacity of their reservoirs and unpredictability of rainfall as well as our irrigation obligations, are generally run at peak load. The generating capacity provided by our hydroelectric stations is important in meeting peaks in demand, which may be relatively steep in the summer. These stations are designed to be available for immediate response. If the generating capacity of our hydroelectric stations is limited, we have to rely more heavily on thermal production, mainly from our gas-fired and oil-fired stations.

Maintenance

We generally carry out scheduled maintenance during periods of lower demand in the spring and autumn of each year. On average, generation by each of our thermal stations is interrupted for approximately 38 days per year for maintenance. We conduct maintenance on our hydroelectric stations when they are not in operation. Our employees generally carry out maintenance work although outside contractors may be used as required. In accordance with our business strategy, we have begun to implement a programme of preventative maintenance and repair procedures as a means of reducing costs. By the end of 2003, we also plan to implement a programme of predictive maintenance.

Our sources of electricity generation

We produce electricity from thermal sources, including lignite, oil and natural gas, water flows and other renewable resources. We do not operate any nuclear power stations and have no plans to develop a nuclear power generating capacity.

Thermal Production

As at 30th June, 2002, we had 11 thermal stations (including the Komotini station) comprising 30 generating units with a total installed capacity of 7,290 MW in the interconnected system. In addition, at 30th June, 2002, we had two thermal stations in Crete and one in Rhodes, comprising a total of 32 generating units with a total installed capacity of 778 MW. On that date, we also had 33 smaller autonomous thermal stations, comprising 225 generating units with an installed capacity of 547 MW located on the autonomous islands, operated by the Distribution business unit. All but one of our thermal stations consist of two or more generating units.

Our lignite-fired power stations are steam-condensing units that consist of closed-cycle systems in which water is transformed into steam (by burning lignite to heat water) and used in a turbogenerator to generate electricity. Residual steam is turned back into water through a cooling process by using cooling towers or, in some cases, sea or river water. Our combined cycle units use a gas turbine together with a steam turbine: heat from the exhaust gases from the burning of natural gas or diesel oil is recovered and used to create steam which is then used to power a steam turbine that drives the electrical generator. Our natural gas-fired power stations are steam turbine units that burn natural gas to produce steam to turn a turbine that drives the electrical generator.

Lignite

We own and operate seven lignite-fired power stations with a total installed capacity of 4,958 MW, representing 42.3% of total installed generating capacity as at 30th June, 2002. Our lignite-fired power stations are part of the interconnected system. All of our lignite-fired power stations are located close to our mines, in order to reduce transportation costs and facilitate supply of lignite, most of which is transported by conveyor belts. As we currently mine almost all of the lignite used in our lignite-fired stations from our own mines, production costs are the principal costs of this thermal production source.

The lignite in our mines has a calorific value of between 1,050 and 2,300 kcal/kg, which is relatively low compared to the average calorific value of lignite produced in other lignite mines in Europe. However, given our low costs of mining lignite, it is an economical fuel source. In addition, lignite extracted in the Lignite Centre of Western Macedonia, representing approximately 80% of the lignite we currently mine, generally has a low sulphur content and, combined with its high levels of calcium oxide (a desulphurising agent), is less environmentally harmful. Each of our lignite-fired power stations is constructed to use the lignite deposits located close to the station. We design our power stations to burn the lignite produced in the neighbouring mines, taking into account its specific calorific value and other characteristics in order to maximise efficiency of operations and minimise emissions.

We generally keep sufficient quantities of lignite in stock for approximately 25 days' operation of each of our lignite-fired power stations. Lignite is stored in each station's stockyard.

We have entered into five-year supply contracts at the end of 2001 with two private mines in the Florina area to purchase a substantial quantity of lignite with high calorific value that will be required for our power station at Florina over the next five years. Over this five-year period, we expect that approximately 85% of the lignite required by the Florina station will be supplied by these two private mines, while approximately 15% of the lignite will be supplied from our mines. Otherwise, we do not currently buy lignite from private mines (although we have in the past) because we have sufficient supplies of the appropriate quantity and quality of lignite from our own mines.

We expect lignite to continue to be the predominant source of our electricity production in the interconnected system for the foreseeable future. In 2001, lignite accounted for approximately 72% of total generation supplied to the interconnected system. The following table shows lignite use from our two production areas, Lignite Centre of Western Macedonia and Lignite Centre of Megalopolis (located in the Peloponnese region) for each of the five years ended 31st December, 2001 and for the six months ended 30th June, 2001 and 2002:

	Year ended 31st December,					Six months ended 30th June,	
	1997	1998	1999	2000	2001	2001	2002
	(thousand tonnes)						
Lignite Centre of Western Macedonia	46,366	48,155	47,416	51,373	52,019	25,663	25,935
Lignite Centre of Megalopolis	11,698	11,948	13,131	12,514	14,299	6,556	7,033
Total	58,064	60,103	60,547	63,887	66,318	32,219	32,968

Oil

We own and operate in the interconnected system one oil-fired power station and two oil-fired units at the Lavrio station, with a total installed capacity of 751 MW, representing 7.2% of total installed generating capacity in the interconnected system as at 30th June, 2002. In addition, we own and operate two oil-fired power stations in Crete and one in Rhodes, with a total installed capacity of 778 MW, representing 6.6% of the total installed generating capacity as at 30th June, 2002. We also own and operate 33 oil-fired power stations located on the other autonomous islands, which are significantly smaller than the oil-fired power stations of the mainland and those in Crete and Rhodes. They have a total installed capacity of 547 MW, representing 4.7% of total installed generating capacity as at 30th June, 2002. You should read "Our Business—Distribution" for a more detailed discussion of generation on the autonomous islands.

Heavy fuel oil and diesel oil are currently supplied primarily by Hellenic Petroleum ("ELPE"), an oil company controlled by the Hellenic Republic. Our supply contract with ELPE terminates on 31st December, 2002. When our contract expires in December 2002, we may renew it with ELPE or

enter into contracts with other suppliers, depending on the terms available to us at the time. Heavy fuel oil and diesel oil prices are based on prices published according to Platt's and are set in U.S. dollars.

The following table shows the volume of heavy fuel oil and diesel oil consumed during the five years ended 31st December, 2001 and the six months ended 30th June, 2001 and 2002:

	Year ended 31st December,					Six months ended 30th June,	
	1997	1998	1999	2000	2001	2001	2002
Heavy Fuel Oil(1)	1,540	1,496	1,485	1,622	1,536	716	769
Diesel Oil(2)	432	444	389	455	440	197	234

(1) Heavy fuel oil in thousands of metric tonnes.
(2) Diesel oil in thousands of kilolitres.

We expect to decrease the use of oil-fired generating units in the interconnected system as a proportion of the total generating capacity due to our increasing use of natural gas and lignite for power generation. However, we expect that oil will continue to play a significant role in generating electricity on the autonomous islands. Virtually all electricity generated in the year ended 31st December, 2001 on the autonomous islands was generated from oil-fired power stations.

We are required by law to maintain a minimum inventory of each type of liquid fuel used (heavy fuel oil and diesel oil), corresponding to a 90-day operation of our oil-fired power stations, which accounted for approximately 18% of our total installed capacity as at 30th June, 2002. These inventories are determined on the basis of our total annual consumption of heavy fuel oil and diesel oil. Part of this requirement (55% for heavy fuel oil and 25% for diesel oil) is stored by ELPE under the terms of the fuel supply contract. We maintain the rest of the legally required inventories in the storage tanks located at our power stations. Starting on 1st January, 2003, we will be required to maintain a minimum inventory corresponding to 90 days' supply of net imports of heavy fuel oil and diesel oil (rather than of all liquid fuel we used) used during the past calendar year.

Natural Gas

We own and operate one natural gas-fired power station at Agios Georgios, one new CCGT power station at Komotini and two CCGT units at the Lavrio station with a total installed capacity of 1,581 MW, representing 13.5% of our total installed capacity as at 30th June, 2002. We commenced generating electricity from natural gas in 1997, when we began converting the heavy fuel oil-fired power station in Agios Georgios, near Athens. All of our gas-fired power stations are part of the interconnected system.

We are the largest purchaser of natural gas in Greece. We purchase approximately 70% of DEPA's gas output under a gas purchase contract which commenced in 1994 and which terminates in 2016. Pursuant to the terms of our gas purchase contract, we are subject to a minimum "take-or-pay" obligation, under which we commit to pay for a minimum amount of gas irrespective of actual consumption. To date, we have exceeded our contractual "take-or-pay" gas purchase obligations and expect to continue meeting our obligations. As part of the contract, DEPA is required to remit part of its profits to us if DEPA's net profits exceed 8% of its total revenue. You should read "Relationship with the Selling Shareholder" for more information on our contract with DEPA.

The gas purchase contract also entitles us to the most competitive natural gas price offered by DEPA for the purposes of electricity generation, including co-generation. The prices offered by DEPA consist of a border price and transmission price element which are determined by formulae which take into account market prices of heavy fuel oil, gas oil and certain types of crude oil. As part of the expected liberalisation of the Greek gas market, the RAE and the Ministry of Development have proposed to restructure DEPA's transmission invoice and to separate it from the border price. DEPA has announced its intention to approve such a proposal. Accordingly, we expect a reduction of the transmission price element of DEPA's offered gas price.

The following table shows the volume of natural gas we used during the five years ended 31st December, 2001 and the six months ended 30th June, 2001 and 2002:

	Year ended 31st December,					Six months ended 30th June,	
	1997	1998	1999	2000	2001	2001	2002
	(millions normal m³)						
Natural Gas	61.9	488.9	996.9	1,439.0	1,432.0	709.3	731.0

Hydroelectricity

We own and operate 24 hydroelectric stations with a combined installed capacity of 3,061 MW, representing 26.1% of total installed generating capacity as at 30th June, 2002. However, the actual generation of electricity from hydroelectricity amounted to 2,667 GWh (or 5.6% of our electricity production) during the year ended 31st December, 2001 as compared to 4,056 GWh during the previous year, and 1,411 GWh (or 6% of our electricity production) during the six months ended 30th June, 2002. The average annual hydroelectricity production over the past five years of approximately 3,900 GWh may vary depending on annual variations in rainfall levels. The decrease in 2001 was due to lower rainfall levels that year. Generally, we use hydropower as a peak load source. Due to public service obligations, such as the provision of irrigation water, some of our hydroelectric stations also operate during off-peak times. Hydroelectric stations generally require lower levels of maintenance and staffing than other types of power stations.

The following table sets out, as at 30th June, 2002, certain information relating to our hydroelectric stations:

	30th June, 2002		
	No. of Stations	Installed Capacity (MW)	Net Production (GWh)
Natural inflows	22	2,362	1,027
Pump storage	2	699	384
Total	24	3,061	1,411

At times of low electricity demand, generally in the evening and at night, pump storage hydroelectric stations pump water from a source at a lower level to a higher level where it is stored in a lake or reservoir for release at times of high electricity demand.

The weighted average age of all our hydroelectric stations, at 30th June, 2002, was 23 years.

The Hellenic Republic manages Greece's water resources and currently allows us to use water without charge for the purposes of generating electricity in our hydroelectric stations. You should read "Our Business—Environmental Matters" for a more detailed discussion of regulation relating to the use of water.

Irrigation obligations

We are obliged by law to provide water from our hydroelectric stations for irrigation purposes. The terms for the provision of such public service are determined on an annual basis by a joint ministerial decision. We expect that we will receive some compensation for this public service obligation either by the Hellenic Republic, from a special account established under the Liberalisation Law and administered by the HTSO or by passing the cost to our customers. You should read "Regulation of the Greek Electricity Sector" and "Relationship with the Selling Shareholder" for a more detailed discussion of our public service obligations.

We do not consider the supply of irrigation water to be a material financial burden on us even though it may require us to release water, thereby generating electricity at times of the day that may not be the most economical for us.

Production from wind and other renewable resources

Currently, we produce very small amounts of electricity from renewable resources. As at 30th June, 2002, all of our generation from renewable resources was from wind turbine parks and solar

stations, with a total installed capacity of 37 MW and net production of 41 GWh, all but one of which is located in the autonomous islands. The Distribution business unit is responsible for our generation from renewable resources.

PPC Renewables and COGEN are investigating opportunities to increase generation from renewable resources. Since February 2001, we have applied to the Minister of Development to be granted a generation authorisation for the construction of 22 wind parks, three geothermal fields and one solar unit with a total installed capacity of approximately 380 MW. To date, we have received authorisation for 10 wind parks with an installed capacity of 39 MW. We have also been granted development rights for three geothermal fields with a planned installed capacity of 150 MW. However, we have not yet received the installation licences for these fields. We do not currently have a specific timeframe for the construction of this generating capacity.

Capital investment programme

In addition to the construction of additional generating capacity, the environmental performance of two lignite-fired power units in the Kardia power station will be upgraded starting in 2003 by retrofitting electrostatic precipitators to reduce emissions. Similarly, four units of the Agios Dimitrios power station will be retrofitted from 2003 to 2006. The environmental performance of some units at the Megalopolis A power station will also be upgraded from 2003 to 2006 by means of lignite electrostatic precipitators and retrofitting an industrial waste water treatment plant.

Employees

As at 30th June, 2002, our Generation business unit employed 6,564 full-time employees.

Transmission

We own the interconnected transmission network on which the HTSO transports electricity on high voltage lines from the power stations where it is generated (whether from us or other generators in the future) or, in the case of imported electricity, from the interconnection points, to our distribution network throughout the interconnected system and to certain directly connected high voltage customers. This transmission system is referred to as the interconnected transmission system. We own the interconnected transmission system pursuant to an exclusive licence for the ownership of the transmission system, although, pursuant to the Liberalisation Law, the HTSO is responsible for its operation, maintenance and development and for access to it by third parties. Our Transmission business unit carries out the physical operation and maintenance of the interconnected transmission system at the direction of the HTSO.

The backbone of the interconnected transmission system comprises three double-circuit lines of 400 kV, transmitting electricity from power stations in Northern Greece, where approximately 70% to 75% of our electricity is generated, to the principal consumption centres in Central and Southern Greece, where approximately 65% to 70% of the electricity generated is consumed. The interconnected transmission system also comprises further 400 kV and 150 kV lines. In addition, 66 kV and 150 kV lines connect certain Ionian islands to the interconnected transmission system.

The following map shows the 400 kV transmission lines of the interconnected transmission system as at 30th June, 2002.



YUGOSLAVIA
F.Y.R.O.M.
DUBROVO
BITOLA
BULGARIA
BABAESKI
HAMITABAT
KEMROS
FILIPPI
TURKEY
TURKEY
EDESSAIOS
FLORINA
AGRAS
A.G. DIMITRIOS
THESSALONIKI
ELBASAN
AMYNTEO
MAKROHORI
ALBANIA
PTOLEMAIDA
KARDIA
ASOMATA
SFIKIA
POLYFITO
TO ITALY
PIGES AOOS
TRIKALA
ARAHTHOS
LARISSA
CORFU (KERKYRA)
LOUROS
POURNARI
PLASTIRAS
KREMASTA
KASTRAKI
ACHELOOS
GIONA
STRATOS
DISTOMO
LARYMNA
ALIVERI
AHARNES
A.G. STEF
KOUROU
PALLINI
AG. GIORGIOS
ARGUS
LAVRIO
LADONAS
MEGALOPOLIS
RHODES
CRETE
LEGEND
400 KV TRANSMISSION LINES AND CABLES
UNDER CONSTRUCTION
UNDER CONSIDERATION
400KV SUBSTATION
THERMAL POWER STATION
UNDER CONSTRUCTION
HYDROELECTRIC POWER STATION

As at 30th June, 2002, the interconnected transmission system comprised a total of 10,313 kilometres of transmission lines, as presented in the following table. Our Transmission business unit does not operate the 641 kilometres of our transmission lines on the autonomous islands and the

144 kilometres of 150 kV underground lines in Athens, which are operated by the Distribution business unit.

	Transmission Lines (Interconnected Transmission System)				
	400 kV/DC	400 kV/AC	150 kV	66 kV	Total
	(km)				
Overhead	106	2,246	7,771	39	10,162
Submarine	—	—	108	15	123
Underground	—	—	28	—	28
Total	106	2,246	7,907	54	10,313

The average age of our transmission lines is 18 years for the 400 kV lines and 27 years for the 150 kV lines.

We are constructing a fibre-optic network along our transmission lines, which will be leased to Evergy. This network is expected to comprise 2,000 kilometres once completed; to date, we have completed approximately 300 kilometres. You should read "Our Business—Telecommunications" for further information about Evergy.

Corfu and the other Ionian islands, as well as certain of the Aegean islands, are linked to the interconnected transmission system. However, most of the remaining islands, including Crete and Rhodes, are not linked to the interconnected transmission system because their distance from mainland Greece renders it uneconomical to establish a submarine cable link to the interconnected transmission system. These islands are served instead by autonomous power stations and transmission and distribution facilities located on the islands. We own and operate the transmission and distribution systems on all the autonomous islands. These systems are the responsibility of the Distribution business unit. You should read "Our Business—Distribution" for a more detailed discussion of transmission and distribution on the autonomous islands.

Under Greek law, we benefit from rights of way for all of our transmission lines and pylons. We generally expropriate the land needed for the construction of pylons pursuant to authorisations by the Hellenic Republic and at a price determined by the Greek courts.

As at 30th June, 2002, our transmission system also incorporated 485 power transformers and auto-transformers with a total capacity of 36,329 MVA.

The following table gives details of our high voltage transformers in the interconnected transmission system as at 30th June, 2002:

	HV Transformers (Interconnected Transmission System)		
	kV	MVA	Number of units
Step-up(1)	400	5,008	16
	150	6,688	61
	20	7	2
Step-down(2)	150	14,141	348
Step-down and Ancillaries(1)	150	805	18
Autotransformers	400/150	9,600	36
Autotransformers(3)	66/20	25	1
	66/15	50	2
	20/15	5	1
Total		36,329	485

(1) Operated by the Generation business unit.
(2) Includes transformers operated by the Transmission, Distribution and Mining business units.
(3) Operated by the Distribution business unit.

The average age of our high voltage transformers is 22 years for the step-up transformers, 17 years for the step-down transformers and 17 years for the autotransformers.

Operation of the system

The HTSO operates the interconnected transmission system and the interconnections with other networks in accordance with the Grid Code. Pursuant to the Liberalisation Law, we currently hold a 49% share in the HTSO, although this share will be reduced as other generators enter the market, and the Hellenic Republic holds 51%. Each generator's share in the HTSO, which will be allocated from the 49% share that we currently hold, will be proportional to its installed capacity.

The HTSO can instruct us to undertake improvements, additions and maintenance to the interconnected transmission system, but must remunerate us for our costs in doing so at a reasonable profit, under the terms of the Transmission Control Agreement. The amount of remuneration is calculated by reference to a formula which reflects our actual cost of maintaining and updating the transmission system, depreciation, and return on invested capital. If we decline to undertake a project, the HTSO can instruct a third party to construct the required transmission infrastructure in order to improve or add to the interconnected transmission system, including the international interconnectors. However, we would own any such additions or improvements to the interconnected transmission system, whether built by us or by a third party, following a concession period to allow the third party to recoup its investment. You should read "Regulation of the Greek Electricity Sector" for a more detailed discussion of the HTSO's powers.

The HTSO provides access to the interconnected transmission system for authorised generators, suppliers, Eligible Customers and to us in our role as distribution network operator and allows for the interconnection of the interconnected transmission system with the mainland distribution system, which is the responsibility of the Distribution business unit. In the scheduling and despatch of generation, the HTSO is obliged to give priority load allocation to electricity generated from renewable resources or co-generation facilities.

The HTSO charges a tariff to authorised generators and suppliers for providing access to the interconnected transmission system. By law, this tariff is set following the recommendation of the RAE and subject to the approval of the Ministry of Development and is calculated by reference to the cost of the assets we must use to connect the generating units to the transmission system. The HTSO will charge a tariff to authorised generators, including us, and electricity customers, for the use of the interconnected transmission system following the RAE's approval. This tariff will be set annually by the HTSO and is expected to be based on the total anticipated annual cost of maintenance, development and operation of the system for that year. You should read "Regulation of the Greek Electricity Sector" for a more detailed discussion of the tariff structure.

As at 31st December, 2001, the peak carrying capacity of the interconnected transmission system was approximately 13,200 MW and the peak historical demand, experienced on 17th July, 2001, was 8,600 MW, representing approximately 65% of the peak carrying capacity. As at 30th June, 2002, the peak carrying capacity of the interconnected transmission system was approximately 13,430 MW.

The following table shows annual power loss from the interconnected transmission system for the periods indicated, as a percentage of power generated in the interconnected system (including exports and imports) for the five years ended 31st December, 2001 and the six months ended 30th June, 2001 and 2002:

	Year ended 31st December,					Six months ended 30th June,	
	1997	1998	1999	2000	2001	2001	2002
	(Percentage)						
Power loss	4.1	3.6	3.5	3.1	3.2	3.1	2.9

Interconnections

The interconnected transmission system is connected with the transmission systems of Albania, Bulgaria, FYROM and Italy. Historically, imports have been used to support the reliability of the Greek electricity grid in case of emergency or to replace our hydroelectric generation during dry periods. The interconnection with Bulgaria comprises a single 400 kV line. The interconnections with Albania and FYROM each comprise 150 kV and 400 kV lines. We expect that the 150 kV line to FYROM will be upgraded to a 400 kV line before the end of 2003. The total nominal capacity of the interconnectors is approximately 4,000 MW, although the regulator currently limits such capacity to

600 MW (or 700 MW taking into account a 100 MW reserve margin). The interconnection with Italy comprises a 400 kV direct current transmission line with 500 MW capacity.

By Ministerial decision dated 22nd October, 2001, 370 MW of the 600 MW of interconnection capacity available to importers through the interconnection with Albania, Bulgaria and FYROM is allocated to us and the balance is auctioned on an annual and daily basis. Of the 370 MW of capacity allocated to us, 220 MW will be made available on a long-term basis (for one-year periods) and 150 MW will be made available on a daily basis. We will pay a tariff for the long-term allocation; this tariff will be the same as the price set by the auction for annual allocations to third parties. For 2002, no tariff is charged for daily capacity, whether allocated to us or subject to the auction. This Ministerial decision will be in effect until the end of 2004.

Greece is a member of the Union for Co-ordination of Transmission of Electricity ("UCTE"), the intra-European transmission network. The Greek network does not currently function in parallel with UCTE due to damage to the transmission installations in Croatia and Bosnia-Herzegovina sustained during the conflicts in the early 1990s. However, we expect these transmission installations to be restored by 2003, which will allow us to re-connect to UCTE through our interconnection with FYROM.

We also plan to build a 400 kV interconnection line with Turkey and are currently undertaking a feasibility and construction study for this line. This project is included in the HTSO's five-year development plan.

Interruptions

Except as described below, we have not experienced blackouts in our interconnected transmission system over the past decade. In 2001, we experienced failures due to transformer malfunction in January and June, which caused brownouts in the Thessaloniki area. There are currently no particular areas where faults or interruptions occur; however, the distribution and transmission cables on the islands and in some regions close to the sea are sometimes subject to inefficiencies due to saline pollution of the insulators. Since 3rd May, 2001, the HTSO has been responsible for restoring transmission faults in the interconnected transmission system which result in any interruptions.

The following table shows the average interruption time in minutes in the interconnected transmission system for the five years ended 31st December, 2001:

	Year ended 31st December,				
	1997	1998	1999	2000	2001
	(minutes)				
Average interruption time	29.7	40.2	45.8	18.3	30.9

Capital investment programme

The HTSO assumed responsibility for maintenance and investment in the interconnected transmission system on 3rd May, 2001, when it took over the operation of the system, and has the responsibility for ensuring the completion of all capital investment projects relating to the system that we started prior to that date.

Employees

As at 30th June, 2002, the Transmission business unit employed 1,763 full-time employees, of which approximately 480 were employed in the engineering and construction of the system and approximately 1,200 were employed in the physical operation and maintenance of the system.

Distribution

The Distribution business unit distributes electricity throughout Greece (including both the interconnected system and the autonomous islands) and supplies electricity to all of our customers, including high and medium voltage customers. The term "distribution" refers to the transportation of electricity from the transmission network to the customer purchasing the electricity for his own use. The Minister of Development is required to grant us an exclusive licence to own and to operate the distribution network, which we have yet to receive. Under the Liberalisation Law, we must provide

access to the distribution network to third parties. These parties include generation licence holders, supply licence holders and Eligible Customers. The details of this access will be set out in the Network Code. You should read "Regulation of the Greek Electricity Sector" for more detail on the Network Code.

Our customers include all Non-Eligible Customers and the Eligible Customers that choose to purchase from us as their supplier. In addition, the Distribution business unit is responsible for the generation of electricity on the autonomous islands (excluding Crete and Rhodes, where electricity is generated by the Generation business unit), and operation of the transmission system on the autonomous islands (including Crete and Rhodes) and 150 kv underground lines in Athens.

Distribution network

The following table sets out our distribution network throughout Greece as at 30th June, 2002:

	Distribution Lines (Interconnected System and Autonomous Islands)		
	22, 20, 15, 6.6kV	230-400 Volt	Total
		(km)	
Overhead	85,500	94,900	180,400
Submarine	1,024	1	1,025
Underground	7,100	9,600	16,700
Total	93,624	104,501	198,125

The Distribution business unit also operates the 641 kilometres of transmission lines on the autonomous islands and 146 kilometres of 150 kv underground lines in Athens:

	Transmission Lines (Autonomous Islands and Athens)		
	150 kV	66 kV	Total
		(km)	
Overhead	501	137	638
Submarine	—	—	—
Underground	146	1	147
Total	647	138	785

As at 30th June, 2002, our distribution network also incorporated 131,110 medium voltage transformers with a total capacity of 21,400 MVA. The following table gives details of our medium voltage transformers throughout Greece as at 30th June, 2002:

	MV Transformers (Interconnected System and Autonomous Islands)		
	kV	MVA	Number of Units
Step-down	22, 20, 15, 6.6/0.4	20,400	131,000
Step-down and ancillaries	22, 20, 15, 6.6/0.4	—	—
Autotransformers	20/15	1,000	110
Total		21,400	131,110

As at 30th June, 2002, our transmission network on the autonomous islands and Athens incorporated 107 high voltage transformers with a total capacity of 5,302 MVA. The following table gives details of our high voltage transformers in the autonomous islands and Athens as at 30th June, 2002:

	HV Transformers (Autonomous Islands and Athens)		
	kV	MVA	Number of Units
Step-up	22, 20, 15, 6.6/150, 66	1,200	36
Step-down	150, 66/22, 20, 15, 6.6	4,067	69
Step-down and ancillaries	150, 66/22, 20, 15, 6.6	10	1
Autotransformers	150, 66/22, 20, 15, 6.6	25	1
Total		5,302	107

Under Greek law, we have been granted rights of way for all of our distribution cables and poles.

We have experienced an average power loss from our distribution system of 5.5% per annum of power distributed during the period 1997 to 2001. Our losses on the distribution network are in line with the losses of other electricity companies in the European Union.

Virtually the entire Greek population is covered by the distribution network. We are obliged under Greek law, as owner and operator of the distribution network, to upgrade and to extend the distribution network by installing additional lines and transformers to meet actual and projected demand.

Interconnected system

Under the Liberalisation Law, as the sole current distributor of electricity in Greece, in addition to distributing electricity to customers, we are required to provide access to the distribution network for all generators, suppliers, who have been authorised to generate and supply electricity, and Eligible Customers.

We have the right to charge a connection fee, which is set by the Ministry of Development in consultation with the RAE, to all electricity suppliers, customers and generators for providing access to our distribution network. You should read "Regulation of the Greek Electricity Sector" for a more detailed discussion of access to our distribution network and "Operating and Financial Review and Prospects" for more details on our fees.

Pursuant to the Liberalisation Law, the HTSO is required to take over 68 power purchase contracts for the interconnected transmission system, under which we purchase power from co-generators or electricity generators using renewable resources, or the excess electricity produced by industrial producers generating for their own consumption prior to the existence of the HTSO. Transfer of these power purchase contracts has not yet taken place. These power purchase contracts correspond to 290 MW of installed capacity. Since 1st December, 2001 five new contracts have been entered into by generators using renewable resources and the HTSO. Since the HTSO does not operate the transmission lines on the autonomous islands, power purchase contracts for performance on the autonomous islands will remain with the Distribution business unit.

The following table sets out the amount of electricity that we sold by class of customer in the interconnected system and our total operating revenue from sale of electricity to those customers for the three years ended 31st December, 2001 and the six months ended 30th June, 2001 and 2002:

	Year ended 31st December,						Six months ended 30th June,			
	1999		2000		2001		2001		2002	
	GWh	(euro million)	GWh	(euro million)	GWh	(euro million)	GWh	(euro million)	GWh	(euro million)
Industrial										
High Voltage	6,014	176	6,585	235	6,719	232	3,298	114	3,516	120
Medium and Low Voltage	6,436	382	6,626	393	6,812	414	3,311	203	3,364	209
Commercial	8,125	698	8,726	775	9,462	866	4,356	399	4,781	448
Residential	12,191	904	12,907	916	13,207	954	7,041	514	7,622	566
Agricultural	2,184	73	2,676	88	2,562	88	551	18	569	20
Others	1,740	126	1,859	141	1,953	150	971	73	1,008	79
Total	36,690	2,359	39,379	2,547	40,715	2,703	19,528	1,321	20,860	1,442

(1) Operating revenues are presented on the basis of IFRS, excluding unbilled revenue for medium and low voltage customers.

Within customer groups, we supply electricity to our customers, whether private or public, on generally similar contractual terms and tariffs. However, two large customers, Aluminium and Larco, enjoy special contractual conditions and discounts on tariffs.

Autonomous Islands

The Distribution business unit is responsible for the generation of electricity on the autonomous islands (excluding Crete and Rhodes), and for the transmission and distribution of electricity on all of the autonomous islands. In addition, under the Liberalisation Law, we are obliged to:

- purchase all the electricity generated from renewable resources and any surplus electricity produced by industrial entities producing electricity for their own consumption (if produced by renewable resources or by means of co-generation), subject to technical constraints;

- purchase all electricity generated by private generators authorised to generate electricity following a successful tender; and

- distribute electricity to all customers on the autonomous islands, regardless of whether such electricity is generated by us or by third parties on the islands.

The following table sets out the amount of electricity that we sold by class of customer in the autonomous islands and our total operating revenue from sale of electricity to those customers for the three years ended 31st December, 2001 and the six months ended 30th June, 2001 and 2002:

	Year ended 31st December,						Six months ended 30th June,			
	1999		2000		2001		2001		2002	
	GWh	(euro million)	GWh	(euro million)	GWh	(euro million)	GWh	(euro million)	GWh	(euro million)
Industrial										
High voltage..	—	—	—	—	—	—	—	—	—	—
Medium and low voltage ..	240	18	255	18	275	21	139	9	146	11
Commercial	1,347	117	1,420	126	1,551	141	566	53	616	59
Residential..	1,245	97	1,300	97	1,339	103	706	53	791	64
Agricultural	250	9	234	12	218	9	75	3	79	3
Others	327	23	354	26	374	29	178	15	184	15
Total	3,409	264	3,563	279	3,757	302	1,664	132	1,816	152

(1) Operating revenues are presented on the basis of IFRS, excluding unbilled revenue for medium and low voltage customers.

For the first six months of 2002, the average tariff per 100 KWh ranged from € 2.9 for medium voltage agricultural customers to € 10.1 for commercial low voltage customers.

Customer Services

The Distribution business unit is responsible for metering and billing all of our customers to whom we supply electricity. Metering the consumption of small-and medium-sized customers takes place every four months. However, bills are issued to these customers every two months and are based on the actual meter reading or an estimation of consumption based on previous usage. For large consumption customers, meters are read and bills are issued on a monthly basis. Bills are paid at our customer centres, the branches of the Greek Post Office and Lottery Tickets selling points and by direct debit at most Greek banks.

We are required by law to collect public television and radio taxes and municipal taxes from all of our customers. These taxes are included as separate items on the bills that we send to our customers and generally represent about 26% of the bills, or approximately € 170 million in aggregate, every two months. We deduct a 2% and 0.5% commission for the municipal taxes and public television and radio taxes, respectively, and make payment to the relevant municipality and government bodies by the 25th day of the second month following our issue of the bill to our customer.

The Distribution business unit is also responsible for the operation of 277 points of service throughout Greece. In July 2001, we introduced a pilot system of telephone customer service, currently implemented at approximately 23 points of service. We expect this service to be fully available in 2003 to all customers throughout Greece. The points of service offer an expanded range of services, including handling by telephone a customer's request to open and close accounts and to establish connections. In March 2002, we launched a unified, nationwide call centre with a single call-in number, initially operating as a pilot programme and providing general customer information as well as information about the customers' connections and their accounts. In addition, we have introduced a separate service unit for Eligible Customers, which became operational in December 2001.

Interruptions

We have not experienced any significant unplanned interruptions in our distribution network over the three years ended 31st December, 2001. We believe our unplanned interruptions have been in line with other electricity companies in the European Union in terms of both frequency of occurrence and duration of interruption.

Capital investment programme

Investment expenditure on the distribution network during 2001 was approximately € 264 million. This investment was used for installing additional lines and substations throughout Greece to meet increased demand by existing and new clients. Budgeted investment expenditure on the distribution network for 2002 is approximately € 263 million and will also be used for extending the distribution network. In anticipation of the Olympic Games which will take place in Athens in 2004, we plan to invest approximately an additional € 146.7 million (over and above normal investment) up to and including 2004 which will be subsidized by the Hellenic Republic.

Employees

As at 30th June, 2002, the Distribution business unit employed 11,673 full-time employees, of which 3,488 were responsible for operations and maintenance, 3,055 for supply, 2,130 for planning and construction, 2,032 for support services, 871 for generation (on the autonomous islands except Crete and Rhodes) and 97 employees were handling transmission on Crete and Rhodes.

Mining

Our Mining business unit is responsible for extracting lignite from our lignite mines in Greece to provide fuel for our lignite-fired power stations. The Mining business unit is the second largest lignite producer in the European Union and sixth in the world, mining all of the approximately 66.3 million tonnes of lignite used by our lignite-fired power stations during the year ended 31st December, 2001. In July 2002, we started purchasing lignite from two private mines to supply approximately 85% (approximately 2.5 million tonnes per year) of the lignite needed for our Florina power station, which we expect to commence commercial operation in early 2003. We have the right under concessions granted by the Hellenic Republic to exploit approximately 65% of the exploitable lignite reserves in Greece, although we can increase that to approximately 95% of the exploitable reserves if the Hellenic Republic grants us exploitation rights for the reserves for which we currently hold exclusive exploration rights.

Lignite is a key strategic fuel for us for the following reasons:

- *Secure supply.* We have exclusive rights to exploitable reserves, which are calculated to last, at current use, for approximately 45 years in Western Macedonia and over 20 years in Megalopolis and as a result, have guaranteed access to our principal fuel. In addition, as an indigenous fuel source, our lignite supply will not be interrupted by political instability outside Greece.
- *Low extraction cost.* Our lignite is extracted from open-cast mines applying continuous mining methods, using high-capacity equipment (such as bucket-wheel excavators, belt conveyors and spreaders).
- *Stable cost.* Our extraction costs have remained relatively stable over time compared to the purchase costs of other fuel sources, particularly oil and natural gas.

In addition, the lignite we use, which is generally lower in sulphur, has lower emissions and is generally less polluting than other European lignite.

Use of Lignite

We operate five open-cast lignite mines in the Western Macedonia region of Northern Greece and in the Peloponnese region in Southern Greece. Our four mines in the Western Macedonia region—Main Field, South Field, Kardia Field and Amynteon Field (incorporating our Florina mines)—comprise the Lignite Centre of Western Macedonia, and produced approximately 51.7 million tonnes of lignite during the year ended 31st December, 2001. Our mining complex in the Peloponnese region, the Lignite Centre of Megalopolis, produced approximately 14.5 million tonnes during the same period. We have located additional lignite reserves at Drama, in Northern Greece and at

Elassona, in Central Greece pursuant to exploration licences first granted to us in 1985 and 1994, respectively.

In addition to its lignite mining activities, the Mining business unit also operates the Liptol lignite-fired co-generation power station in the Ptolemais area in Western Macedonia. The Liptol station comprises two units with an installed capacity of 10 MW and 33 MW, respectively, and supports an industrial plant producing home-heating briquettes and dried lignite, as well as supplying power to the transmission grid. In 2001, we expanded our sales of briquettes to include exports to a metallurgical producer in FYROM.

Since transportation of lignite is expensive relative to its extraction cost and calorific value, lignite can be used economically only within relatively short distances of the mines from which it is extracted. All of our lignite-fired power stations are located in close proximity to our mines, allowing lignite to be transported directly from the mine to the power station, mainly by conveyor belts. Lignite from the Lignite Centre of Western Macedonia is used in the four principal generating power stations, which are located within a radius of 12 kilometres from the mines, with a total installed capacity of 4,108 MW as at 30th June, 2002. Lignite from the Lignite Centre of Megalopolis is used in generating power stations, the units of which are located within a radius of two kilometres from the mines, with a total installed capacity of 850 MW as at 30th June, 2002.

The quality of Greek lignite varies highly both within and across mines. The calorific value of Greek lignite ranges from 1,050 to 1,100 kcal/kg in the Lignite Centre of Megalopolis; from 1,800 to 2,300 kcal/kg in the Florina area of Western Macedonia; from 1,300 to 1,400 kcal/kg in the Ptolemais area of Western Macedonia, comprising the Main Field, South Field and Kardia mines; and from 1,050 to 1,300 kcal/kg in the Amynteon mine in Western Macedonia. However, lignite extracted in the Lignite Centre of Western Macedonia, where our principal lignite mines are located, generally has a low sulphur content and, combined with its high levels of calcium oxide (a desulphurising agent), is less environmentally harmful. Each of our lignite-fired power stations is designed to burn the lignite produced in the neighbouring mines, taking into account its specific calorific value and other characteristics. We apply homogenisation methods to blend lignite of differing quality characteristics to ensure consistent operating efficiency at our lignite-fired stations as well as high lignite recovery factors from our deposits. Historically, we have purchased small amounts of lignite with high calorific value from privately operated mines to be used in homogenisation. Except as described below in respect of supplies for our Florina power station, we do not currently buy any lignite from private mines as we have sufficient supplies of lignite in terms of both quality and quantity from our own mines.

Reserves

According to the Greek Institute of Geology and Mineral Exploration in its report for 2001, the total proven lignite reserves in Greece amount to approximately 5.8 billion tonnes located widely across Greece, of which approximately 3.9 billion tonnes remain as exploitable reserves for electricity generation.

The following table sets out the probable, proven and exploitable reserves at each of our mines as at 31st December, 2001:

Mine	Probable reserves	Proven reserves	Exploitable reserves
		(million tonnes)	
Lignite Centre of Western Macedonia, of which:			
Main Field	—	541.0	425.0
South Field	100	624.6	624.6
Kardia Field	—	462.6	451.6
Amynteon Field	—	395.4	313.4
Florina	24	139.5	139.5
Lignite Centre of Megalopolis	10	287.6	271.6
Total	134	2,450.7	2,225.7

In addition, we have exclusive exploration rights for the deposits at Elassona and Drama, expiring in 2005. The proven and exploitable reserves are 145.5 million tonnes at Elassona and 900 million tonnes at Drama.

Our probable reserves in the Lignite Centre of Western Macedonia as at 31st December, 2001 amounted to 124 million tonnes, while our probable reserves in the Lignite Centre of Megalopolis as at 31st December, 2001 amounted to 10 million tonnes. Our proven reserves in the Lignite Centre of Western Macedonia as at 31st December, 2001 amounted to 2,163.1 million tonnes, and our proven reserves in the Lignite Centre of Megalopolis as at 31st December, 2001 amounted to 287.6 million tonnes.

"Probable reserves" refers to lignite deposits that are estimated using a grid of drill-holes that are more than 300 metres apart, and "proven reserves" refers to that part of a lignite deposit that has been established using dense drill-hole data (up to 300 metres between drill holes). "Exploitable reserves" means that part of proven lignite reserves which can support one or more lignite-fired units, taking into account its calorific value, quantity, stripping ratio, the cost of alternative fuels and current extraction technology. Because lignite cannot be transported long distances economically, we consider a new lignite deposit to be exploitable only if it is located relatively close to an existing lignite-fired power station or is large enough to justify constructing a new power station nearby.

We calculate our exploitable reserves using evaluation methods generally used in the international lignite mining industry, including internationally accepted standards of mapping, drilling, sampling, assaying and interpretation. The results of our calculations in respect of the Lignite Centre of Western Macedonia and Lignite Centre of Megalopolis have been tested by Rheinbraun Engineering GmBH, a German mining company, between 1993 and 1996, as part of the Technical Mine Master Plan project, which we prepared jointly with Rheinbraun Engineering GmBH. As part of our annual report to the Ministry of Development, we update our estimates of exploitable lignite reserves annually at each of our mines. Despite reported figures, reserves may not conform to geological or other expectations, and the volume and quality of the lignite may be below expected levels.

Based on the total amount of the exploitable lignite reserves, the current rate of power consumption and the present rate of lignite-fired generation, we estimate that our remaining reserves will last for approximately 45 years in the Lignite Centre of Western Macedonia and over 20 years in the Lignite Centre of Megalopolis.

The following map shows the location of our exploitable lignite reserves and the reserves for which we have exclusive exploration rights as at 31st December, 2001:



Drama
Reserves: 900m tonnes
Production: None
Western Macedonia
Reserves: 1,954m tonnes
Production: 52m tonnes
Term: 45 years
Elassona
Reserves: 145.5m tonnes
Production: None
Megalopolis
Reserves: 271.6m tonnes
Production: 14m tonnes
Term: 20 years
LEGEND
Producing PPC mine
PPC has exclusive exploration rights

The following table sets out the exploitable lignite reserves, stripping ratio, average ash content and calorific value of the lignite mined in our mines as at or for the period indicated:

Mine	Exploitable reserves as at 31st December, 2001	Stripping ratio[1] for the year ended 31st December, 2001	Average ash content, water-free	Calorific value
	(million tonnes)	(m^3/tonne)	(Percentage)	(kcal/kg)
Lignite Centre of Western Macedonia, of which:				
Main Field	425.0	5.3	33.8	1,323
South Field	624.6	5.2	32.0	1,300
Kardia Field	451.6	3.6	25.9	1,462
Amynteon Field	313.4	7.3	35.9	1,550
Florina	139.5	9.3	39.5	1,768
Lignite Centre of Megalopolis	271.6	1.7	38.2	1,050

(1) The stripping ratio is defined as the cubic metres of waste material that must be extracted in order to produce one tonne of lignite. We expect stripping ratios to remain stable in the near term.

The sulphur content of the lignite we mine in the Lignite Centre of Western Macedonia ranges from 0.3% to 0.6% and in the Lignite Centre of Megalopolis, from 0.8% to 1.5%.

Excavation

Lignite deposits in Greece have an average total depth of 150 to 200 metres and typically form in layers of lignite that alternate with layers of soil. The lignite layers have an average thickness of two metres and a number of beds ranging from 20 to 30 in the Lignite Centre of Western Macedonia, while in the Lignite Centre of Megalopolis, the lignite layers vary in thickness from a few centimetres to five metres. The upper-most layer of soil covering the lignite seam is known as overburden, while the soil found between the lignite layers is known as intermediate layers.

We extract lignite by continuous operation of bucket-wheel excavators, belt conveyors and spreaders. Lignite, overburden and intermediate layers are extracted by bucket-wheel excavators, in a system of benches known as terrace mining. Belt conveyors transport the extracted lignite to stockyards at the nearby lignite-fired power stations and to storage areas within the mine areas, as well as waste material to the dumping sites. Spreaders are used to dump the waste materials, comprising overburden and intermediate layers, in the dumping grounds. In order to access lignite in areas where there are hard overburden formations, we also use cast blasting. Heavy trucks are then used to remove debris (typically less than 10% of total excavated material). For certain parts of our lignite deposits, whose shapes do not permit easy removal using bucket-wheel excavators, as well as some hard formations, we rely on contractors using specialised mining equipment to aid in the efficient extraction of the lignite.

Most of our electrically-driven high-capacity mining equipment has been acquired over the course of the past 30 years and is expected to be in operation for a further 30 years or more due to our extensive programme of maintenance and upgrading. Our diesel engine equipment, such as bulldozers and tractors, is generally replaced every eight to ten years.

The following table sets out annual lignite production volumes of each of our five mines during the five years ended 31st December, 2001 and the six months ended 30th June, 2001 and 2002:

	Year ended 31st December,					Six months ended 30th June,	
	1997	1998	1999	2000	2001	2001	2002
Lignite Centre of Western Macedonia, of which:							
Main Field	6.15	6.20	5.35	6.18	4.34	2.40	3.04
South Field	16.51	18.33	18.59	20.97	20.39	10.33	8.97
Kardia Field	15.42	14.92	15.43	14.86	18.43	8.72	12.02
Amynteon Field	6.79	7.20	8.28	8.82	8.56	4.03	4.38
Lignite Centre of Megalopolis	11.52	12.06	13.30	12.48	14.45	6.71	7.48

(1) Individual numbers may not sum due to rounding.

Lignite production per employee (excluding employees on short-term contracts) for the year ended 31st December, 2001 was approximately 10,700 tonnes. The following table shows the production per employee, calculated as tonnes of lignite mined per employee in the Mining business unit, excluding employees of our co-generation station and briquette factory, during the five years ended 31st December, 2001 and the six months ended 30th June, 2001 and 2002:

	Year ended 31st December,					Six months ended 30th June,	
	1997	1998	1999	2000	2001	2001	2002
Tonnes of lignite mined per employee	8,238	8,662	9,196	9,862	10,707	5,175	5,940

Development of mines

We own the land on which our mines are located. We acquired this land mainly through expropriation from private owners and, to a lesser extent, through concessions from the Hellenic Republic. The Hellenic Republic owns all lignite deposits, and has granted mining rights to us that allow us to extract the lignite.

We are developing new lignite mines at Florina in the Lignite Centre of Western Macedonia, where we have the right to exploit approximately 50% of the exploitable lignite reserves. In addition, we are currently purchasing land for an additional mine in Florina, representing 33 million tonnes of exploitable reserves of lignite or approximately 12% of the exploitable reserves in that region. We

have already excavated a substantial quantity of overburden in one of our mines which is now fully operational and able to supply the lignite for the lignite-fired 330 MW power station at Florina. This power station is expected to begin generation in early 2003. We have entered into five-year supply contracts at the end of 2001 with two private mines in the Florina area to purchase a substantial quantity of lignite that will be required for our power station at Florina over the next five years. Over this five-year period, we expect that approximately 85% of the lignite required by the Florina station will be supplied by these two private mines, while approximately 15% of the lignite will be supplied from our mines. We have recently extended one of our existing mines in the Ptolemais area of the Lignite Centre of Western Macedonia. Preliminary planning studies for new mines in Elassona and Drama have been completed, and we are awaiting the decision of our board of directors before commencing feasibility studies for the construction of new lignite-fired power stations.

We have spent approximately € 3.8 million each year during the period 1996-2001 on exploration and verification of reserves in our existing operating mines and in Florina, Drama and Elassona. We carry out the exploratory work to locate and assess the viability of new lignite reserves, in some cases jointly with the Greek Institute of Geology and Mineral Exploration. If we discover additional lignite reserves, the Ministry of Development may grant us the right to mine these reserves. Our concession to explore for lignite expires on 25th July, 2005 in respect of Drama and on 4th August, 2005 in respect of Elassona. If we decide to mine the deposits at Drama and Elassona in order to support new lignite-fired power stations, we will need to apply to the Ministry of Development for an exploitation licence for these deposits.

Mining rights to our reserves at Ptolemais, part of the Lignite Centre of Western Macedonia, as well as our reserves at the Lignite Centre of Megalopolis, have been granted to 5th March, 2026. Pursuant to Greek law, we have the right to renew these mining rights for an additional 25 years, and on our application to the Ministry of Development, this right of renewal can be extended for a further 25 years, for a maximum extension of 50 years. Mining rights to our reserves at Amynteon and Florina, also part of the Lignite Centre of Western Macedonia, expire on 23rd August, 2018 and 21st August, 2024, respectively, with a right of renewal for a further 20 years.

We do not currently pay any royalty, concession fee or other fee for the lignite we extract. However, under Greek law, we are subject to a special levy for lignite-generated electricity equal to 0.4% of our annual turnover. We pay this levy to a special fund, from which payments are allocated to the prefectures in which our lignite-fired power stations are located. The amounts for each prefecture are allocated according to production from the lignite-fired stations of each prefecture. By law, the prefectures must use funds raised by this special levy to pay for social and economic development programmes. The mines not operated by us do not pay a special levy for lignite-generated electricity to the municipalities but instead pay a levy to the Hellenic Republic amounting to 6% of their cost of extracting lignite.

Once a mine's exploitable reserves are exhausted, we are required to restore the land. Restored mining areas now are our property. We restore exhausted mines by levelling the land, planting vegetation and landscaping. In the year ended 31st December, 2001, we spent approximately € 4.4 million on land restoration and other environmental projects.

Licences

We hold all exploration and extraction concessions and other secondary licences (such as transportation and storage of explosives) required to carry out our mining operations. We have submitted all required environmental impact assessment studies to the Ministry of the Environment and are awaiting approval of the environmental permits for those of our mines which have not yet been granted by the Ministry of Environment. You should read "Our Business—Environmental Matters" for a more detailed discussion of the regulatory regime applicable to our mining operations.

Employees

As at 30th June, 2002, the Mining business unit employed 6,158 full-time employees.

TELECOMMUNICATIONS

In addition to our core electricity operations, we have invested in the telecommunications industry. In this respect, a wholly-owned subsidiary, PPC Telecommunications S.A., was established in October 2000. In December 2000, PPC Telecommunications formed Evergy together with NBG Greek Fund Limited, Alpha Ventures S.A. and General Bank of Greece. In December 2000, Evergy was awarded a fixed wireless LMDS licence for the installation, operation and exploitation of a public fixed wireless telecommunications network and the provision of fixed telecommunication services in Greece, at a price of € 11.7 million. This licence was issued to Evergy in January 2001. PPC Telecommunications was granted an individual licence for the installation of fixed line telecommunications network and the provision of fixed line voice telephony services by the National Telecommunications and Post Commission (EETT) in June 2001. This licence is in the process of being transferred to Evergy.

In August 2001, we, PPC Telecommunications and Evergy entered into a joint venture agreement with WIND, the shareholders of which are ENEL S.p.A., the major Italian electricity company, and France Telecom. The holding company WIND-PPC Holding NV (the "Holding Company"), a Dutch Company, was incorporated in the Netherlands in December 2001. PPC Telecommunications holds 50% minus one share in the Holding Company, with an option, subject to certain financial results of Evergy, to acquire the majority of the shares after three years and WIND holds 50% plus one share. The joint venture pursues its activities in Greece through Evergy, which has become a 100% subsidiary of the Holding Company. The necessary EU clearance for the joint venture was granted in 2001 and Greek regulatory clearance has been granted, subject to final approval by the EETT.

Since August 2002, Evergy has entered an operational phase which we expect will lead to the launch of services in the first quarter of 2003. The principal milestones of this phase include finalisation of Evergy's organisational structure, deployment of a dark fibre optical network along our existing transmission and distribution lines as well as the definition of the services portfolio both for launch and medium-term. The services portfolio is expected to include a full mix of voice and internet broadband services. On 7th November, 2002, Evergy's shareholders approved the change of Evergy's name to Tellas S.A. Telecommunications, trading as Tellas.

EMPLOYEES

We had a total of 28,994 full-time employees at 30th June, 2002. The following table shows a breakdown of employees by category as at the dates indicated:

	As at 31st December,				As at 30th June,	
	1998	1999	2000	2001	2001	2002
Category:						
Administration	4,092	3,964	3,823	2,892(1)	3,865(1)	2,836(1)
Generation	7,290	7,217	6,934	6,647(2)	6,768(2)	6,564(2)
Transmission	2,321	2,236	2,148	1,784(3)	1,986(3)	1,763(3)
Distribution	12,922	12,756	12,283	11,906(4)	12,065(4)	11,673(4)
Mining	6,880	6,715	6,457	6,224	6,321	6,158
Total	33,505	32,888	31,645	29,453	31,005	28,994

(1) Includes 924 employees transferred to the PIO and 27 employees transferred to the HTSO on the first six months of 2001.

(2) Includes two employees tranferred to the HTSO in the first six months of 2001.

(3) Includes 128 employees tranferred to the HTSO in the first six months of 2001.

(4) Includes one employee tranferred to the HTSO in the first six months of 2001.

We are currently pursuing a policy of workforce rationalisation, through a combination of natural attrition and constrained hiring, pursuant to which only one out of every ten retirees will be replaced by a new hire. Such workforce rationalisation is expected to result in a reduction of approximately 20% from the number of employees we had at 31st December, 2000, in all employment levels by 2005.

Approximately 92% of our employees, including management, belong to unions. Over 80% of all employees belong to GENOP, the largest union in Greece, with the balance belonging to two smaller unions, the New Federation of Personnel and the Federation of PPC Personnel. Management are non-participating members of unions.

We believe that our relations with our employees and our unions are generally good, despite certain claims of employees and pensioners against us. You should read "Our Business—Legal proceedings" for a more detailed discussion of these claims. As a result, we have not experienced any significant industrial disputes, strikes or other work stoppages since August 1992 but experience some occasional strikes. Our management expects this situation to continue in the future, since it co-operates with the unions to ensure stable labour relations.

Wages are set pursuant to the guidelines of our personnel charter and collective labour agreements. Each year, our management and representatives of GENOP negotiate a collective labour agreement that sets wage increases and other labour practices. GENOP is the most representative union of our employees and accordingly, the one with whom we are required by law to negotiate. Our collective labour agreements are usually for a one-year period except for the two most recent agreements for 1999 and 2001, which were for two-year periods. Negotiations for new agreements commence prior to the expiration of the preceding collective labour agreement and the new agreement enters into force immediately upon its signing. The collective labour agreements for 1997, 1998, 1999 and 2001 resulted and will result in annual wage increases of approximately 9%, 7%, 5%, 6%, 6% and 6% for each of the years 1997-2002.

Our employees' compensation does not include any performance-based profit-sharing or bonus schemes. Currently, there are no plans to introduce an employee share option scheme. Under our personnel charter and the collective labour agreements, compensation is based almost exclusively on the length of service and the employees' qualifications. New employees join at a relatively low salary level, which increases depending on length of service rather than on performance. Our Chief Executive Officer and the six General Managers may receive a bonus of 20% of their annual salaries if they meet agreed targets.

In addition, our employees receive certain benefits in kind. We fund four day care centres and two camping facilities operated by the PIO. Our employees and pensioners receive up to 18,000 KWh of electricity per household per year at a reduced price.

Personnel matters are subject to our personnel charter, our collective labour agreements, general labour legislation, and specific laws and regulations for public companies pertaining to the hiring and dismissal of employees. Hiring in the public sector, and also in our company, is based on a publicly announced exam or selection process. The criteria for this selection process are stipulated in the law and vary depending on the category of position to be filled. Candidates are selected mainly on the basis of their academic qualifications, age and family situation. Large layoffs of more than 30 personnel are prohibited under Greek labour law. Our employees can be dismissed, *inter alia,* for embezzlement of funds or for poor performance; however, this happens rarely.

Pension benefits

Our employees receive pension, healthcare and welfare benefits as required by Greek law and collective bargaining agreements with our unions.

Prior to the pension reform in Greece in 1992, we had no obligation to make employer contributions according to a defined contribution formula. We were, however, responsible for all payments and liabilities in respect of pensions or healthcare. Under Greek law, until 1st January, 2000, we paid pensions and related employee benefits out of our overall income rather than out of a separate fund as the liability arose. No separate fund nor any financial reserves were maintained to cover current or accrued pension liabilities.

Since 1st January, 2000, our employees and pensioners are covered by the PIO, a specific pension fund established for us under the Liberalisation Law. The PIO is a public entity supervised by the Hellenic Republic. The PIO has taken over our responsibility for meeting liabilities in respect of pensions, healthcare for our employees and pensioners, and other social security expenses. We are no longer obliged to make any payments in respect of pensions or healthcare as we had been prior to 1st January, 2000 and we have, in effect, no pension liability except as described below. All employer, employee and pensioner contributions are paid to the PIO. Although the PIO began

operating in August 2001, we continued paying pension liabilities and healthcare to our pensioners to April 2002. In August 2002, we were reimbursed by the Hellenic Republic for pension liabilities that we covered for 2000 and 2001 in an amount of € 84.1 million, out of a total amount of € 110.4 million outstanding as of 31st December, 2001. Most of the remaining € 26.3 million relates to the cost of electricity supplied at a discount to our pensioners, which we are currently claiming from the PIO.

We are currently in a dispute with the PIO as to who is responsible for bearing the cost of this benefit. According to legal opinions we received from independent legal advisors, the electricity supplied at a discount represents an insurance benefit and, accordingly, the related obligation lies with the PIO. However, the outcome of this dispute is still uncertain. In these circumstances, we have decided to include a provision in our financial statements for the six month period ended 30th June, 2002 for the full amount of the present value of this potential exposure, which has been actuarially estimated at € 213 million.

The PIO started paying pension liabilities on 1st May, 2002. As an employer, we are required to contribute an amount that varies depending on when an employee has entered the labour force, in accordance with the terms of the pension reform law of 1992:

- for employees who entered the labour force prior to 1st January, 1993 (the "old regime"), our contributions, from 1st January, 1993, amount to 31.5% (36.5% for employees working under hazardous conditions) of each employee's salary, up to a monthly salary of € 3,223; and
- for employees who entered the labour force after 1st January, 1993 (the "new regime") our contributions amount to 21.4% (28.4% for employees working under hazardous conditions) of each employee's salary.

In addition, we are required to contribute to the main social security fund 6.5% of each employee's salary, up to a monthly salary of € 1,884 for employees who entered the labour force prior to 1st January, 1993, and up to their full salary for employees who entered the labour force after 1st January, 1993.

The PIO is mainly financed by:

- our social security contributions;
- our employees' and pensioners' contributions; and
- payments by the Hellenic Republic to cover the difference between the total income of the PIO and its payment obligations for healthcare and pension benefits which are provided for in the annual state budget and in accordance with article 34 of the Liberalisation Law. The Hellenic Republic assumed this obligation in consideration for the property arising from employee and employer's contributions, such property being integrated in our company and not in a separate fund.

In addition, according to the Liberalisation Law, the PIO is entitled to receive 20% of the proceeds from the sale of the first 25% of our existing shares and 15% from the sale of any existing shares by the Hellenic Republic thereafter. The proceeds will be invested by the PIO. The PIO will be entitled to 80% of the return on the invested proceeds as revenue. The remaining 20% of the return will constitute capital for the PIO and will be used in a manner to be determined by its board of directors and approved by the Ministers of Finance, Development, Labour and Social Security. According to a recently adopted law which will come into effect once it is published in the government gazette, the PIO is entitled to receive from the Hellenic Republic shares in our company instead of proceeds from the sale of our shares.

Our employees are eligible for minimum pension benefits at the age of 62.5 if they have worked with us for at least 25 years. In order to qualify for a full pension, an employee must have worked for an employer who has contributed to a pension benefit plan for at least 32 years. Employees who have worked under hazardous conditions are eligible for minimum pension benefits at the age of 52.5. They are entitled to a full pension if they have worked for 27 years for an employer who has contributed to a pension benefit plan. These age limits increase by six months every year until maximum ages of 65 and 55, respectively. Pension benefits are determined by reference to the employee's final salary.

The administrative assets involved in the provision of pensions and healthcare (including our own medical centres and testing laboratories) have been transferred to the PIO pursuant to a decision by our board of directors in June 2002.

ENVIRONMENTAL MATTERS

Our electricity operations are subject to extensive environmental regulation, including Greek laws implementing European Union legislation and international agreements on the environment. Our environmental management guiding principles are to comply with all relevant legislation, to minimise, to the extent reasonably possible, adverse effects that our activities may have on the environment and to improve continuously the environmental performance of all our activities in general.

We are substantially in compliance with applicable environmental legislation.

Environmental regulations affecting our business relate primarily to air emissions, water pollution and waste disposal. We are also subject to other regulations and standards, such as those relating to noise and electromagnetic fields.

Generation—Thermal and Hydroelectric Power Stations

Principal EU legislation and international treaties regarding SO_2 and NO_x

The principal EU Directive on air emissions affecting the electricity industry is the directive on the limitation of emissions of certain pollutants into the air from large combustion plants ("LCPD"). The LCPD applies to combustion plants with a thermal input of 50 MW or more. It requires each EU member state to establish and implement a programme of progressive reduction of total SO_2 emissions and total NO_x emissions from generation stations licensed before 1st July, 1987 and to establish emission concentration limits for SO_2, NO_x and particulate matter from individual generation stations licensed after 1st July, 1987. Some exceptions are provided to the limits in the LCPD relating to the burning of indigenous solid fuel which may benefit Greece. However, we have not relied in the past upon these specific exceptions.

The European Commission reviewed the LCPD and issued a revised directive in October 2001. The revised LCPD imposes stricter conditions for the operation of large combustion plants, whether existing or new, and requires compliance with emission limit values and increased monitoring. The main effect of the revised LCPD for us will be the need to reduce SO_2 and, to a smaller extent, NO_x emissions. In this regard, we have created a programme that we believe will allow us to make the necessary reductions.

The EU Directive on national emission ceilings ("NECD") for certain atmospheric pollutants was issued at the same time as the revised LCPD. It requires member states to reduce emissions of SO_2, NO_x, and volatile organic compounds and ammonia by 2010, using 1990 levels as a base. We do not believe that this directive will have a material effect on our business because the emission ceilings set by this directive for Greece are higher than the current total annual emissions in Greece.

In addition, a 1999 EU Directive imposes limit values for SO_2, NO_x particulate matter and lead in ambient air. This directive establishes limit values and thresholds for the concentrations of those gases and particulates which apply to ambient air generally. Compliance with these limits must be attained in phases, some of which must be met by January 2005 while others must be met by January 2010. Similarly, hourly limit values for NO_x must be met by January 2010.

The EU Directive on integrated pollution prevention and control ("IPPC") requires all existing and new combustion stations with a net thermal input of over 50 MW to operate using best available techniques ("BAT") in order to minimise their environmental impacts. Existing combustion stations have until 30th October, 2007 to upgrade their operations to BAT standards. Specific BAT for large combustion plants have not yet been defined by the European Commission. However, principal techniques are likely to address atmospheric emissions, water consumption, waste generation, noise and energy consumption. This directive has been partially implemented in Greek legislation.

Greece is also a signatory of various international protocols under the Geneva Convention on long range transboundary air pollution, which require SO_2 and NO_x emission controls. However, only some of these protocols have been ratified and reflected in Greek law.

Principal Greek Legislation regarding SO_2, NO_x and dust

Greece implemented the LCPD by ministerial decisions in 1993 and 1996. As of 30th September, 2002, Greece had not implemented the EU Directives regarding the revised LCPD and NECD.

We are taking the necessary steps to comply with the above regulatory framework, both national and European, in some instances in advance of Greece's implementation of EU Directives. We have introduced a significant programme of environmental measures that covers our entire thermal operations. This programme includes a phased upgrading of dust control measures, such as replacing old electrostatic precipitators at our lignite-fired power stations and reducing SO_2 emissions by recent commissioning of a flue gas desulphurisation installation ("FGD") at our Megalopolis B lignite-fired power station. We are in the final phase of construction of the FGD plant in our Meliti-Achlada lignite-fired power station in Florina. We have also provided for the retrofitting of unit III of our Megolopolis A lignite-fired power station in our business plan. In several existing large heavy fuel oil units, burners have been recently replaced to improve combustion and reduce NO_x and particulate emissions. We may also have to reduce the hours of operation of our oil-fired stations and bring forward closure of our two lignite-fired units in Megalopolis A. This programme is intended to satisfy all current Greek and European Union environmental regulatory requirements for SO_2, NO_x and particulate emissions from our large power stations. You should read "Risk Factors—Our business is subject to numerous environmental laws and regulations" for a discussion of how future regulations could affect our capital expenditure for environmental purposes.

In accordance with the provisions of our environmental permits, we are also required to monitor emissions and discharges and to prepare regular environmental reports for evaluation by the competent local and central authorities. We address these requirements by using our computerised quality standards and monitoring networks in the areas where our power stations are located.

In addition, all of our power stations that are currently under construction are designed to comply with both existing legislation and relevant European Union environmental legislation expected in the near future.

CO_2 emissions

Both the European Union and Greece are signatories to the Kyoto Protocol, which was signed under the United Nations Framework Convention on Climate Change. The Kyoto Protocol establishes emission reduction targets for CO_2 and other greenhouse gases. Greece's target in the 2008-2012 period allows for an increase of 25% on its 1990 levels. The European Union and the Hellenic Republic have recently ratified the Kyoto Protocol and the Greek government has introduced draft guidelines to implement the Kyoto Protocol. While the Kyoto Protocol has not yet entered into force internationally, the European Union member states have nonetheless decided to implement its terms. Under the Kyoto Protocol, electricity utilities may be required to reduce CO_2 emissions using flexible mechanisms. Although the targets for Greece allow for future development, they assume a reduction in CO_2 emissions rate. We are contributing to the national action plan for the abatement of CO_2 and other greenhouse gas emissions. We have started this process by establishing an emission reduction plan. This plan involves measures to reduce levels of CO_2 mainly by increasing the use of natural gas, hydropower, developing renewable sources, conservation and rational use of energy and implementation of more efficient lignite technologies. We are also participating in various European initiatives to reduce CO_2 emissions. We have reduced CO_2 emissions per unit of energy produced in the decade 1990-2000. While electricity production has increased by 55% over that period, CO_2 emissions increased by 25%. The average CO_2 emission factor for our electricity generation declined from 1.3 kg/kWh in 1990 to 1.07 kg/kWh in 2002, a reduction of approximately 18%.

Waste management

There are various waste management laws and regulations in Greece regarding the management and disposal of liquid, solid industrial and hazardous waste. We hold environmental permits under these laws, which include terms governing our waste management practices. For example, hazardous waste from our activities is disposed of by authorised waste management contractors. We have also equipped all of our thermal power stations with waste water treatment plants, and significant investments have been made to install or upgrade these plants at several stations.

Asbestos

Limited studies have been undertaken about asbestos-containing materials which may be present at our properties. We have implemented a hazardous materials management programme, which includes an inventory for all our premises identifying asbestos-containing materials in poor condition and disposing of them appropriately. We are aware of asbestos-containing materials in poor condition located at the closed power station in Faliro, Athens and we have implemented a programme for managing this particular case.

We have submitted an application for authorisation of a specific site for an environmentally-controlled land fill for asbestos-containing material to the Ministry of Environment. We are in the process of obtaining the licence for the operation of this landfill, which we expect to be granted by the end of 2002.

Contaminated land

Although contaminated land assessments have not been carried out at all of our sites, at present there appears to be no requirement for large-scale remedial projects at our sites in the short term. It is unlikely that this will be required at the mining areas or at the lignite-fired power stations for the foreseeable future. If any sites were found to be contaminated, we could incur significant cost for remedying such contamination and site values could be affected. We are in the process of remediating some localised contamination at five of our small power stations on the autonomous islands. Remediation may be warranted at some of our oil-fired stations, depots and underground cables in the future.

Water

The EU Directive establishing a framework for community action in the field of water policy came into force on 12th December, 2000. Its coverage includes the protection of inland surface waters, transitional waters, coastal waters and groundwater. Greece must implement this directive by 2003. This implementation process commenced in July 2002, with the government's preparation of initial draft legislation. Pursuant to the terms of this directive, water will be subject to regulation to avoid long term deterioration of water quality and quantity. For example, it is likely that water will be regulated to avoid shortages downstream, major surface water abstractions, or over-abstraction of groundwater. Depending on how these measures are implemented in Greece, for example by charging for water use and recovery of water services, we may need to re-evaluate our water policy.

Environmental Authorisations

All our major operations require an environmental permit, which is issued by Ministerial Decision following an extensive environmental impact assessment and this authorises the construction and operation of new power stations and the operation of existing power stations. Depending on the nature of the operation a water use permit may also be required. All but one of our thermal power stations located on the mainland have the environmental permits that enable them to operate. We expect to receive the environmental permit for one of our lignite-fired stations located in Megalopolis by early 2003. We have applied for environmental permits for our thermal power stations located on the autonomous islands. We have received most of these and we expect to have the remaining permits by the end of 2003.

The majority of our hydroelectric power stations were built before 1990. For these power stations, we do not hold environmental permits as we were not required under law at the time to do so. Since 1994, we have been required to obtain environmental permits for our hydroelectric power stations and we are in the process of obtaining these. Until that time, during the operation of these hydroelectric power stations we apply the same terms contained in the environmental permits of projects which are located in the same water catchment area.

We were given the right under law to use water for our hydroelectric power stations and therefore we do not require water use permits for our hydroelectric power stations that were existing or under construction in 1989. Any future stations will require such permits as required under current law and as may be required by the expected new water use legislation.

Some of our permits for our hydroelectric power stations are likely to be affected by new legislation relating to protection of conservation sites pursuant to the EU Directive on the conservation of natural habitats and of wild fauna and flora, which has been implemented in Greek law.

We have constructed a hydroelectric power station at Messochora which is not currently operating as the relevant environmental permit which was originally granted is under review. This power station is one of several projects relating to the diversion of the Acheloos River in the Thessaly plain. In 1995, a Ministerial decision authorised the environmental terms for the project which apply to us and other parties involved in the project. Various organisations appealed against the Ministerial decision. In October 2000, the Greek Supreme Court cancelled the Ministerial decision and recommended that the Ministry of Environment undertake further environmental studies taking into account the scenario of the reduced diversion of the river. We have assisted the Ministry of Environment with its study, which is now complete. We expect that the Ministry of Environment will issue a new environmental permit for the area by the end of 2002. We expect this permit to contain environmental terms similar to those of the original permit for the Messochora project and accordingly, we do not expect this permit to impose additional controls on our operation of the power station.

Once the necessary environmental permits are obtained, operating licences must be acquired. A number of our power stations did not have operating licences due to an ambiguity in the law in the past, which made it unclear whether or not these licences were required. Under recent Greek law, we have been granted interim operating licences until 31st July, 2005 for our existing power stations and those currently under development. A recent ministerial decision provides a fast-track procedure for us to obtain the operating licences we need.

We are currently in the process of obtaining various environmental permits that we do not currently have but which are required for our operations as well as water use permits for our new projects. Conditions that may be imposed in our permits may require additional capital expenditure over amounts budgeted (such as building smaller dams to increase water flow) or modification of our operating practices. You should read "Risk Factors—We do not have all the licences and permits we need in respect of our operations" for additional discussion on our licences and permits.

Transmission and Distribution

PCBs

Under the EU Directive concerning the disposal of polychlorinated biphenyls ("PCBs") we have identified all equipment that contains PCBs and arranged for them to be removed by 2010. We are following a comprehensive plan in all our business units for phasing out existing PCBs by 2007.

Electromagnetic fields

In the context of our business, electromagnetic fields arise from transmission and distribution lines and substations. The level of expression of public concern about the potential effects of exposure to electromagnetic fields has increased significantly in recent years. There is inconclusive scientific evidence about the alleged potential long-term health effects of low frequency electromagnetic fields. Although there is some contradictory epidemiological data that suggests that chronic low level exposure to electromagnetic fields may be associated with health effects, the International Commission on Non-Ionizing Radiation Protection ("ICNIRP"), an independent scientific body working under the auspices of the World Health Organisation, has however stated in its 1998 guidelines that, *inter alia,* in the absence of support from scientific studies, the epidemiological data are insufficient to develop long term exposure guidelines. In 1999, an EU recommendation was issued on the limitation of exposure of the general public to electromagnetic fields adopting the 1998 ICNIRP guidelines and relevant exposure limits (0 Hz-300 GHz). The construction and operation of our transmission and distribution lines and substations is within the guidelines established by the ICNIRP and the above EU recommendation.

The relevant authorities, when considering applications for new environmental permits, will apply the reference levels for long term exposure to electromagnetic fields established by the EU recommendation, which have been incorporated into Greek law by an Inter-Ministerial Decision in April, 2002. You should read "Risk Factors—Our business is subject to numerous environmental laws and regulations" for more information on electromagnetic fields.

Landscape safeguards

We have taken the following actions to reduce the visual impact of our transmission and distribution lines:

- acting with local authorities to install underground cables in medium and low voltage networks;
- using insulated cables in all new overhead low voltage networks;
- using existing routes of power lines whenever possible;
- soliciting proposals internationally for the design of new towers for our transmission lines aimed at reducing the environmental and aesthetic impact of towers in non-urban areas of particular landscape value; and
- acting to reduce the impact of lines in environmentally sensitive or protected areas.

Environmental authorisations

The Ministry of Environment has advised us that environmental permits are not required for installations managed by the Distribution business unit of 22 kV or less, or for underground lines of less than 150 kV. For all other installations, we are required to hold an environmental permit. We currently hold environmental permits for approximately 10% of the existing transmission network installations for which permits are required.

Mining

Waste management

We use the majority of fly ash for slope stabilisation during mine exploitation operations and for restoration works in exhausted open cast mines. The remainder is used by the cement industry and also for other novel construction techniques, such as dam construction. Also, industrial waste from our operations is disposed of in overburden dumps in our Ptolemais and Megalopolis mine complexes. These practices are carried out under the environmental terms of our lignite-fired power station permits and are referred to in environmental impact assessment studies of the mines and the environmental permits of the mines.

The local municipal authorities dispose of municipal waste into two small uncontained sites in reclaimed mining areas of the Western Macedonia and Megalopolis Lignite Centres where we also place overburden and fly ash. We may have some liability associated with this practice of municipal waste disposal in the past. However, this practice is likely to change in the near future as new contained landfill sites for municipal waste are expected to be constructed by the local authorities under specific environmental permits that have been issued. These sites are to be constructed and operated by local authorities on the basis of contractual arrangements for the use of the land by the authorities for the disposal of municipal waste. In respect of the past and existing operations, in Western Macedonia, a municipal enterprise responsible for the waste disposal had entered into a contract with us in respect of the use of our land for the waste disposal. We are in the process of amending this contract to better address any environmental issues that may arise from the municipality's use of our land. However, we do not currently have such a contract in place with the municipality at Megalopolis. The necessary environmental permits for these operations of the local municipal authorities on our land have been obtained.

Landscape safeguards

We are restoring depleted mining areas in an ongoing restoration programme, according to the respective environmental impact assessment studies and environmental permits as well as our business plan.

Environmental authorisations

We have submitted to the Ministry of Environment environmental impact assessments and applications for environmental permits for all of our mining operations. In September 2001, we were granted an environmental permit relating to mine operations for the new West Field Mine at Ptolemais. Based on this permit, we anticipate that no additional requirements will be imposed on our current practices. Without these permits we cannot be sure of the precise environmental

requirements which will be imposed by the Ministry, even though the permit granted to us in September 2001 for the Ptolemais West Field mine did not include any additional requirements to our current practices. We anticipate that environmental permits for our other mining operations will be issued in due course.

Localised air pollution

Dust generation is a local air pollution issue in the vicinity of some mine areas. Some additional controls over the generation and suppression of fugitive dusts around a number of areas of the mining operation may be required to prevent local nuisance.

Cost of compliance

The costs of ensuring compliance with applicable and forthcoming environmental regulation generally consist of costs associated with equipping newly constructed facilities with required technology or modifying existing facilities to comply with applicable regulation. These costs may vary depending on the stringency of new environmental regulation, our business structure, changes in environmental enforcement in Greece and changes in scientific knowledge. According to the recent environment audit report conducted by our environmental consultant, our environmental capital expenditure for the years 2001 to 2010 is estimated at approximately € 425 million. We estimate that a significant portion of this amount will be spent to modify existing facilities to comply with applicable and forthcoming environmental regulation and to conform our licences and permits to conditions that may be imposed on us. As an example of such planned expenditure, we have provided for key investments to be made mainly in connection with the implementation of the revised LCPD for the provision of electrostatic precipitators in Megalopolis A, unit 3, the construction of a FGD plant in Megalopolis A, unit 3 and of a waste water treatment plant at Megalopolis A. In our Mining business unit, we have provided for fugitive dust controls at certain of our mines in the Lignite Centre of Western Macedonia and for monitoring of water discharge from the Lignite Centre of Megalopolis into the Alfios river.

INSURANCE

We face risks of accidents in our operations, including risk of fire and risks related to construction activities, transportation and third party liabilities. We require our contractors to maintain insurance in respect of the usual risks associated with construction activities. In addition, we obtain insurance for the transportation of fuel, for our points of service where bills are paid and for our information technology equipment. We do not obtain insurance for our car fleets as we are specifically exempted by law from doing so. We do not obtain insurance cover for the usual risks associated with our stations, transmission and distribution assets, property, equipment (other than our information technology equipment) and operations as well as environmental liabilities.

We believe that our policy towards insurance is satisfactory when measured on the basis of our history of loss. We continuously monitor our risks, accidents and damages both on an aggregate and on a business unit-by-business unit basis.

You should read "Risk Factors—We do not maintain insurance on our operating assets".

LEGAL PROCEEDINGS

We are currently defendants in a number of legal proceedings (court actions, arbitration and mediation proceedings) incidental to our mining and electricity-related operations. Under law, we continue to be a defendant in these legal proceedings even though many of them commenced when we were a public corporation. The pending legal proceedings include various civil and environmental claims, disputes relating to the construction and operation of several power stations and other matters that arise in the normal course of business. While some of these legal proceedings have been judged in our favour at the first and second instance, because of the nature of these proceedings, we are not able to predict the ultimate outcomes, some of which may be unfavourable to us. In addition, some of these proceedings have been brought on behalf of various groups of employees and pensioners. Although we do not believe the plaintiffs will be able to obtain judgement for the amounts claimed, there can be no assurance of this.

Our total estimated exposure in respect of the legal proceedings we are currently defending against excluding interest, imposed by law or contract is approximately € 426 million. You should read "Risk Factors—Our exposure to legal liability is significant". We have established a reserve for litigation and contingent liabilities where we consider it probable that a claim will be resolved unfavourably and where we can reasonably estimate the potential liability. We have briefly summarised below the most significant proceedings in which we are involved.

Construction Claims

We are currently the defendant in a number of civil actions brought against us by several construction companies claiming mainly increased compensation under construction contracts with us. The aggregate value of these claims is approximately € 35.3 million. The most significant claims include two claims brought by the consortium METON S.A.—AEGEK S.A. for approximately € 12.3 million and € 3.7 million, respectively, relating to the construction of our hydroelectric station in Messochora. A judgement was entered in our favour by the court of first instance regarding the second claim relating to Messochora. An action has also been initiated against us by Kataskevi S.A.—Fotios Tsioras and Alpha Bank on 18th August, 1989 before the Civil courts of Athens, claiming approximately € 3.6 million in relation to the transportation of lignite in our lignite-fired power station in Ptolemais. In addition, we are defendants in the claim brought by the consortium EDOK S.A.—ETER S.A. for an amount of approximately € 2.9 million in relation to the award of a construction bid for the hydroelectric station in Aoos, Northern Greece.

In addition to the pending court actions to which we are party as described above, we are also involved in mediation proceedings with several construction companies. These companies were our contractors for the construction of some of our power stations and mediation is provided for in our contracts as a means of dispute resolution. The aggregate amount of these claims is approximately € 134.6 million. The most significant mediation proceedings in which we are currently involved have been initiated by NOEL for the installation of desulphurisation equipment at our station in Megalopolis IV, claiming approximately € 57.5 million. The competent committee handling this mediation has proposed a settlement of the claim by a payment to NOEL of € 8.2 million. This proposed settlement, which has been accepted by NOEL, has recently been approved by our Board of Directors. Another significant mediation proceeding has been recently initiated by the consortium ALSTOM-ANSALDO-AEGEK regarding the construction of our power station at Komotini, claiming approximately € 65.6 million. A committee to consider an amicable settlement has not yet been formed.

Arbitration

We had also initiated an arbitration proceeding against Aluminium on 18th December, 1999, claiming approximately U.S.$ 13.2 million on the basis of adjusting the price at which we sell them electricity. Aluminium had filed a counterclaim for a reduced price readjustment. You should read "Our Relationship with the Selling Shareholder" for a more detailed discussion on the tariffs we apply to Aluminium. An arbitration award was rendered in June 2002 in our favour granting us the right to increase by approximately 5% the price at which we sell electricity to Aluminium with a retroactive effect as of 1st January, 1999. We have already received payment from Aluminium of € 12.8 million, reflecting payment of sums due to us on the basis of the approximately 5% increase from 1st January, 1999 to 30th April, 2002. As of 1st May, 2002, we charged Aluminium new prices reflecting the approximately 5% increase.

Employees' and pensioners' claims

Over the last five years, there have been a number of actions initiated by approximately 21,000 of our employees and 750 pensioners, claiming various salary supplements, allowances and pension benefits. The sums claimed pursuant to such actions amount to approximately € 131 million in an action brought by a number of our pensioners claiming several adjustments to their pensions. Of this amount, we expect that approximately € 17.6 million will be paid by the PIO as it relates to proceedings for pension benefits. Of these actions, all jurisdictions, including the Supreme Court, have decided against the plaintiffs in lawsuits for approximately € 99.7 million.

Claims relating to fire incidents

There are approximately 54 actions pending against us in respect of six incidents of alleged electricity-generated fires on the island of Crete and in Thiva between 1993 and 1996, claiming a total of approximately € 47 million. These lawsuits have been filed with the local courts of Rethymnon, Ierapetra and Chania in Crete and the local courts of Thiva. Of the 54 actions, in the 12 that were filed with the local court of Rethymnon, Crete, a judgement has been entered against us for € 4.1 million, instead of € 14.2 million as was originally claimed by the plaintiffs and we have filed an appeal against this judgement. In the case of the three lawsuits filed with the local court of Ierapetra, Crete, a judgement has been entered against us. A number of the remaining actions are being discussed at first instance while some are pending before the local courts of appeal.

Environmental proceedings and litigation

Due to the nature of our operations, we are involved in a number of administrative law proceedings relating to environmental issues. These proceedings may not involve financial penalties and therefore cannot be quantified. From time to time, these proceedings may relate to pollution incidents, breaches of environmental law, permits or operational licences leading to fines, civil liability, payment of damages to third parties, requirements to clean up any contamination or upgrade a station or equipment.

Plaintiffs often seek the relocation of distribution or transmission lines or installations that are near or close to inhabited areas, as for example in Agriroupolis, where two petitions have been filed before the Supreme Court, contesting our environmental permits for a high voltage installation. These administrative law proceedings also involve judicial review of our applications for environmental permits before the Supreme Administrative Court.

For example, our environmental permit relating to the construction of additional units in our thermal power station on the island of Crete has been challenged in the Supreme Court. We expect a final hearing in this case to take place in 2003.

Miscellaneous

We are currently involved in a number of other proceedings relating to matters that arise in the normal course of our business for an aggregate value of approximately € 77.5 million. The most significant include a claim brought against us by Hellenic Porcelain S.A. for € 25.5 million.

PROPERTY

We are the legal successor to PPC to all property rights of former PPC in approximately 5,694 principal properties, 97 of which are power stations. Our properties are for the most part held free of encumbrances. Although we own all properties formerly owned and registered in the name of PPC, legal title in land and buildings will not be perfected and therefore title may not be enforced against third parties until the property is registered at the relevant land registry in our name. We are in the process of registering this property free of charge at the relevant land registries following a simplified registration procedure established under Greek law. We expect to have most of our principal properties registered by the end of 2003.

We own all of our principal operating facilities. We have acquired the land pertaining to our mines and power stations mostly through expropriations from private owners and sale and purchase contracts. In addition, we have the right to use certain properties through concessions from the Hellenic Republic. The land relating to our hydroelectric power stations acquired through expropriations will revert to the Hellenic Republic, at no charge, once this land is not necessary for the fulfilment of its purposes pursuant to a decision of our board of directors, as approved by the Minister of Development. We lease the headquarters for our business units pursuant to standard commercial leases. The majority of these leases have been renewed over the last five years on substantially similar terms for the next 12 years.

The following table identifies our most significant real property holdings with respect to our operations as at 30th June, 2002. You should read "Our Business—Generation" for a more detailed discussion of our power stations.

Address	Type of Property	Use	Area
1. Agios Dimitrios	Land, buildings, power stations	Thermal power station	Western Macedonia
2. Thissavros	Dam	Hydroelectric power Station	Eastern Macedonia
3. Kardia	Land, buildings, power stations	Thermal power station	Western Macedonia
4. Lavrio	Land, buildings, power stations	Thermal power station	Athens/Attica
5. Amyndeon	Land, buildings, power stations	Thermal power station	Western Macedonia
6. Pournari	Dam	Hydroelectric power Station	Macedonia
7. Megalopolis	Land, buildings, power stations	Thermal power station	Peloponnese
8. Polifito	Dam	Hydroelectric power station	Macedonia
9. Chania	Land, buildings, power stations	Thermal power station	Crete
10. Sfikia	Dam	Hydroelectric power station	Western Macedonia
11. Kastraki	Dam	Hydroelectric power station	Central Greece
12. Komotini	Land, buildings, power stations	Thermal power station	Thrace
13. Florina	Land, buildings, power stations	Thermal power station	Western Macedonia

Management of our urban real estate is the responsibility of a separate property management department, the Housing Department. The Mining business unit is responsible for the management of our mines and the Generation business unit is responsible for the management of our power stations.

Under Greek law, we benefit from rights of way for all of our transmission lines and pylons. We generally expropriate the land needed to conduct our operations pursuant to authorisation by the Hellenic Republic and at a price determined by Greek courts. Additionally, under Greek law, we have been granted rights of way for all distribution cables and poles.

COMPETITION

Historically, we have not faced competition in the generation, supply, transmission and distribution of electricity in Greece. In the year ended 31st December, 2001, we generated approximately 97% of the electricity produced in Greece and purchased all imported electricity and all other generated electricity except for the electricity retained by industrial producers for their own consumption. Industrial producers (including autogenerators) and independent producers generated approximately 3% of the electricity produced in Greece in 2001. In the same period, we transmitted, distributed and supplied all of the electricity used in Greece.

The regulatory framework under the Liberalisation Law enables the development of competition in electricity generation and supply in Greece. The Greek electricity market opened to competition on 19th February, 2001. For more information on these measures, you should read "Regulation of the Greek Electricity Sector". If electricity tariffs increase, we expect that liberalisation of the electricity market will result in competition in the generation of electricity and in the supply of electricity to Eligible Customers.

Generation

As at 30th September, 2002, the Minister of Development had granted seven principal generation licences for large natural gas-fired stations covering total generating capacity of approximately 3,000 MW in the interconnected system, 32 licences for smaller thermal stations and co-generation stations covering total generating capacity of approximately 500 MW (of which 210 MW has been granted to Aluminium) and three licences for large hydroelectric power stations with total generating capacity of 246 MW. The RAE is currently reviewing the applications of other interested parties. However, we do not expect these new generation licence holders to be able to deliver electricity before the end of 2005 at the earliest. In addition, the Minister of Development had granted a

number of licences for generation from renewable resources in the interconnected system and in the autonomous islands.

Entities other than exempt entities that wish to generate electricity in Greece must obtain a licence from the Minister of Development. You should read "Regulation of the Greek Electricity Sector" for more detail.

We expect new power generators to build primarily natural gas-fired power stations and the first generation licences granted by the Minister of Development and applications reviewed by the RAE support this expectation. Competition in the area of electricity generation will be affected by the substantial capital investment required to construct power stations in Greece, the historically volatile price of fuels such as natural gas and oil, the limited access to natural gas supply via the single pipeline from Russia through Eastern Europe and the limited capacity of the liquefied natural gas terminal currently importing natural gas from Algeria.

There is already a degree of competition between us and generators from renewable resources and cogenerators, which generated approximately 1.5% of the electricity generated in Greece in the year ended 31st December, 2001. We expect competition from generators from renewable resources and cogenerators to grow in the near to medium term. The regulatory framework continues to provide incentives for such producers, including capital investment subsidies from the Hellenic Republic and the European Union, the requirement that the HTSO give priority load allocation to electricity generated by such means and guaranteed fixed prices for electricity generated from renewable resources, which are currently higher than prices for electricity generated from non-renewable sources. These incentives make renewables and co-generation particularly attractive methods of generation and are likely to result in growth in this sector. We, too, may benefit from these incentives and we plan to expand our efforts in renewables including through our subsidiary PPC Renewables and joint ventures with other generators, and may pursue co-generation projects if an appropriate opportunity arises.

Transmission

Under Greek law, we are the exclusive owner of the interconnected transmission system under a licence awarded by the Minister of Development in November 2001, although the HTSO is responsible for its operation, maintenance and development. The HTSO charges a tariff to all electricity generators and suppliers that use the interconnected transmission system. We may face competition in the provision of maintenance services and development work in respect of the interconnected transmission system to the extent the HTSO retains third parties to undertake this work.

Distribution / Supply

The Ministry of Development is required to grant us an exclusive licence to own and operate the distribution network, including the high voltage lines on the autonomous islands, which we have not yet received. Pursuant to the Liberalisation Law, we will continue to be the sole supplier of electricity to Non-Eligible Customers. As at 30th September, 2002 the Minister of Development had issued six electricity supply licences to various entities, covering a total of 1,693 MW.

The Liberalisation Law permits Eligible Customers to choose their supplier and requires us to provide access to the transmission and distribution network to third parties, which include generation licence holders, supply licence holders and Eligible Customers. The HTSO is required to grant access to the interconnected transmission system to any supplier, on the terms of terms set out in the Grid Code, who supplies Eligible Customers connected directly to the interconnected transmission system. Specific regulations governing access to the distribution network are set out in the Grid Code and Network Code (which is subject to finalisation), as discussed in greater detail in "Regulation of the Greek Electricity Sector". Based on the criteria for determining Eligible Customers, approximately 34% of the electricity supply market (excluding industrial producers generating electricity for their own consumption), in terms of electricity consumption, is currently open to competition.

The current regulatory framework imposes strict requirements on any entity wishing to obtain authorisation to supply electricity to Eligible Customers in Greece. Any supplier in Greece must be the owner of "adequate generating capacity" in an EU Member State and provide certain long-term

guarantees concerning reserve capacity and available transmission capacity to the RAE and the Minister of Development. If the supplier's capacity is not installed in Greece, the supplier must demonstrate that it has acquired sufficient interconnector and transmission access rights to deliver the electricity to Greece. Foreign suppliers may thus enter the Greek market as an electricity supplier through the acquisition or construction of Greek generation capacity or the ability to demonstrate that they can import electricity into Greece from another EU Member State in which they own generation capacity.

We expect some competition for Eligible Customers to come from suppliers who may seek to import electricity through the international interconnecting lines. The Greek network is currently interconnected to foreign networks through lines shared with Albania, Bulgaria, FYROM and Italy with a current interconnection capacity available for imports of approximately 1,200 MW, taking into account a 100 MW reserve margin. Part of this interconnection capacity has been allocated to us until 2004 while part of it will be subject to a tender procedure. You should read "Our Business—Transmission" for more detail. Although the relative geographical isolation of Greece from the other EU member states and the limitations in our existing interconnections place practical restrictions on such suppliers' ability to import electricity into the Greek market, we expect that we, as well as competitors, may benefit from lower-priced electricity available in or through the South Eastern European region for export, especially once our connection to the UCTE is re-established.

We expect a competitive supply market to develop gradually over time, depending in part on the development of electricity tariffs. There will initially be a limited amount of produced or imported electricity available to sell to Eligible Customers, increasing over time as more generators start delivering electricity from new stations and electricity tariffs increase. We believe that this gradual increase in competition will permit us to adapt to the new conditions and maintain a strong competitive position.

REGULATION OF THE GREEK ELECTRICITY SECTOR

INTRODUCTION

The regulatory framework for the Greek electricity industry has changed significantly over the past two years as a result of European Union and Greek government measures designed to increase competition in the electricity market. These changes have had and will continue to have a number of significant effects on our business. The Liberalisation Law implements this new regulatory framework while a Ministerial decision establishes that the market comprising all high or medium voltage electricity users, currently representing 34% of the electricity supply market in terms of power consumption, has been opened to competition.

The regulatory framework implemented by the Liberalisation Law distinguishes between the activities of generation, transmission, distribution and supply. The framework also distinguishes between the interconnected transmission system and the distribution network and between the interconnected system and the autonomous islands. The Liberalisation Law provides for changes in the areas of generation, import, export, purchase and sale of electricity:

- the introduction of competition in power generation through the granting of authorisations to generate electricity in the interconnected system and through a tendering procedure for authorisations to provide generating capacity on the autonomous islands.
- the establishment of the RAE on 1st July, 2000, an independent authority responsible for regulating the energy market. The RAE mainly has an advisory and supervisory role while decision making power lies with the Minister of Development.
- the establishment of the PIO, on 1st January, 2001, as a separate pension fund in order to fund the social security expenses of our employees.
- the establishment of the HTSO on 3rd May, 2001, as an independent entity to operate and ensure the maintenance and development of the interconnected transmission system and its interconnections with other networks.

EUROPEAN UNION LEGISLATION

General Framework

The Electricity Directive establishes common rules for the generation, transmission and distribution of electricity in the European Union, and establishes obligatory minimum standards with which all Member States must comply in respect of their domestic electricity sectors. Among other things, the Electricity Directive provides for the accounting unbundling of integrated electric utility companies into distinct activities (of generation, transmission, distribution and supply), allows third parties to apply for authorisation and participate in certain of those activities, requires designation of an independent operator of the high voltage transmission system, and provides for third party access to the transmission system and distribution network on a non-discriminatory and transparent basis.

Public service obligations

The Electricity Directive allows Member States to impose and publish public service obligations, which are in the general economic interest, on domestic electricity undertakings. The public service obligations must be clearly defined, transparent, non-discriminatory and verifiable. They must relate to security, including security of supply, regularity, quality, price of supplies or environmental protection.

Stranded costs

Stranded costs are costs arising from contractual commitments, investment decisions or legislative obligations that electricity companies undertook for reasons of public policy and at a time when the electricity market was not open to competition. These costs could have been recovered in a monopoly regime, but not in a regime of competitive electricity pricing. In our case, these mainly comprise the costs relating to our generation stations, such as the construction of excess generating capacity.

Article 24 of the Electricity Directive permits Member States to introduce transitional regimes to deal with such commitments or costs. In common with most Member States, the Greek government has opted to grant financial compensation to us for the stranded costs we have incurred. In October 2002, the European Commission approved the application of the Hellenic Republic in respect of a stranded costs regime allowing us to recover stranded costs for a total amount of up to € 1,430 million. These stranded costs fall into three categories and relate to the costs associated with: (a) the operation of financially non-competitive power stations in a liberalised market, for an amount of up to € 929 million and recoverable until 2015; (b) investments outside our usual scope of business, for an amount of € 324 million and recoverable until 2006; and (c) our contract with Aluminium expiring in 2006, for an amount of up to € 178 million.

There are a number of procedural requirements to be met allowing for the implementation of recovery of stranded costs. The Hellenic Republic is currently exploring the process by which we will benefit from the European Commission's decision on stranded costs.

Future developments

In June 2002, the European Commission published an amended proposal for a directive to amend the Electricity and Gas Directives. The main elements of this proposal in respect of the electricity market are:

- acceleration of the market opening so that, with effect from 1st January, 2004, every non-household customer and from 1st January, 2005, every customer, including households, should be able to purchase electricity from any supplier of his choice; and
- strengthened obligations in relation to the separation of key market functions and in particular a requirement that transmission and distribution are carried out by independent companies.

At the same time the European Commission also published an amended proposal for regulation of access conditions for the cross-border exchange of electricity, intended to facilitate the development of a pan-European market for electricity through harmonised access tariffs and standard procedures for dealing with capacity constraints and congestion.

THE GREEK LEGISLATIVE FRAMEWORK

The Liberalisation Law

Prior to the Liberalisation Law, the regulatory framework for the Greek electricity industry gave us an almost exclusive right to generate, transmit and distribute electricity. Other than ourselves, certain industrial entities were allowed to produce electricity primarily for their own consumption and certain private commercial generation was allowed from renewable resources and co-generation. The Greek government regulated the tariffs we charged to our customers and any tariff increase required the approval of the Minister of National Economy and Finance. We decided which generating units to use at any particular time on the basis of our internal operational procedures. We also operated the transmission system and distribution network.

On 22nd December, 1999 the Liberalisation Law came into force to comply with the Electricity Directive. The Liberalisation Law, which is now the primary legislation governing the Greek electricity sector, began the transformation of the Greek electricity sector from a monopoly to an industry open to competition. The principal regulatory provisions of the Liberalisation Law may be summarised as follows:

- the electricity sector is supervised by the Minister of Development;
- the RAE is established as the independent regulatory authority whose principal responsibilities are to control and monitor the liberalising energy sector;
- in exercising their powers, both the Minister of Development and the RAE must act in such a way as to protect the environment, satisfy Greece's electricity requirements, verify the ability of licenced generators and suppliers to finance their activities, promote competition in generation and supply, protect the interests of consumers, promote efficiency, take into account the cost of research and development and protect the public against health and safety dangers;
- the operation of any electricity business, defined as the activities of generation, transmission, distribution or supply of electricity, requires a licence. Licences are granted by the Minister of

Development, on the basis of a recommendation from the RAE. Entities operating electricity business must treat all users equally and, subject to delivering their public service obligations, must aim to achieve a competitive electricity market;

- we retain the ownership of the interconnected transmission system while the right to operate and plan its development is granted to the HTSO. We retain the right to use the interconnected transmission system for non-electricity purposes provided this does not compromise the safe, secure and economic operation of the interconnected transmission system and provided that there is no cross-subsidisation of non-electricity activities by electricity customers;
- we retain the ownership of, and the right to operate, the distribution network;
- the operation of the electricity market is principally governed by four codes, each as approved by a Ministerial Decision: the Grid Code, regulating the physical operation of the interconnected transmission system; the Power Exchange Code, regulating financial transactions in respect of the interconnected transmission system; the Network Code, regulating the distribution network; and the Supply Code, regulating supply to all customers;
- as an integrated electricity business, we are required to keep separate accounts for our generation, transmission and distribution businesses;
- the HTSO must despatch generation on the basis of the lowest cost of generation, subject to transmission and technical constraints and the requirement to prioritise the despatch of electricity generated from renewable resources, co-generation and, in respect of up to 15% of annual consumption, indigenous fuel sources; and
- tariffs for all electricity businesses other than supply to Eligible Customers are recommended by the RAE and are subject to the approval of the Minister of Development. There are also special interim provisions regulating the price we can charge to Eligible Customers for electricity while we supply 70% or more of the Eligible Customer market.

Future developments

Following a public consultation process, the RAE has submitted in July 2002 a proposal to the Minister of Development for a new electricity law to amend the existing Liberalisation Law. The aim of this proposal is to increase competition in the electricity generation and supply markets.

The RAE

The RAE commenced operations in July 2000. The Liberalisation Law provides that the RAE is an independent administrative authority consisting of five members, who have specific scientific and professional qualifications, appointed by the Minister of Development.

The RAE's principal responsibilities are:

- advising the Minister of Development on setting and adjusting tariffs in each area of the electricity market on the basis of general considerations established by the Liberalisation Law. This responsibility has particular impact on the tariff payable by Non-Eligible Customers. You should read "Tariffs" for a more detailed description of tariffs;
- advising the Minister of Development on the granting of licences or licence exemptions for generation, transmission operation, transmission ownership, distribution and supply of electricity;
- monitoring and controlling the operation of the liberalised electricity market;
- overseeing the separation within the Greek electricity market of generation, transmission and supply of electricity into separate accounting units;
- protecting the interests of electricity consumers. For this purpose, the RAE can preside over mediation and arbitration proceedings between electricity market participants and can impose fines and other sanctions for violation of electricity regulations; and
- advising the Minister of Development on whether or not to approve the Grid, Power Exchange, Network and Supply Codes.

Tariff Policy

The Minister of Development, acting on the RAE's recommendation, must approve all tariffs charged within these arrangements, other than those charged by suppliers to Eligible Customers, price terms set out in bilateral contracts between generators and suppliers and our internal transfer prices. There are also special interim provisions restricting the tariffs we are entitled to charge Eligible Customers while we remain as a supplier to more than 70% of the Eligible Customer market. These tariffs are described in more detail below.

The RAE has published a consultation paper setting out the policy it intends to follow in recommending electricity tariffs to the Minister of Development.

In September 2000, the Ministry of Development advised us, by letter, of the general criteria which the Minister of Development believes future tariff policy must satisfy, although these are not of a binding nature and we cannot be certain that the RAE or the Minister of Development will follow these principles in the future.

The general criteria, as expressed in the letter from the Minister of Development, are that tariffs must move within pre-determined limits for a reasonable period of time, they must take into account differences in levels of consumption, and must offer incentives to limit wasteful energy consumption.

The Ministry of Development recognises that as new producers enter the generation market there will be a need for more complex criteria, although it does not believe that the entry of new producers into the market will result in significant fluctuations in tariffs in the short-term.

Although the RAE is required under law to provide recommendations with respect to the level of tariffs, there is no requirement under Greek law for the Ministry of Development to follow the recommendations of RAE. For example, in July 2002 the RAE proposed a tariff increase of 4% and the Ministry of Development increased tariffs by 3.85% for all customers (except Aluminium and Larco, who purchase electricity pursuant to bilateral contracts with us). The previous two tariff increases, which occurred in September 2000 and July 2001, respectively, have been broadly in line with inflation. We expect that electricity tariffs will increase broadly in line with inflation and result in increases in our revenues.

Generation

Licensing

Under the Liberalisation Law, any entity or person wishing to generate electricity must obtain either a generation licence or an exemption. The procedure for obtaining a licence or an exemption and the terms of a licence are set out in the Authorisations Regulation for Generation and Supply, which was issued pursuant to the Liberalisation Law and came into force on 8th December, 2000. Licences and exemptions are only available to European Union entities and citizens.

In respect of the interconnected system, a prospective generator must submit an application in the form provided by the Authorisations Regulation to the RAE. The RAE makes a recommendation taking into account certain factors, which include: system security, protection of the environment, efficient generation, the proposed primary fuel source and generation technology, the technical and financial capabilities of the applicant, the long-term energy planning for Greece, consumer protection and national security. The application procedure should generally take no more than six months from the submission of an application to the issue of a decision by the Minister of Development.

Generating plants with a capacity of no more than 20 KW, reserve plants with a capacity of no more than 150 KW (or, in the case of industrial plants, 900 KW), research plants with a capacity of no more than 2 MW and plants established by the Centre for Renewable Sources of Energy are entitled to apply for an exemption from the requirement for a generation licence.

A generation licence states the specific licencee and the location, fuel type and capacity of the licensed plant. It also imposes certain obligations on the licensed generator; the principal obligations being:

- to maintain unbundled accounts as required by the Liberalisation Law;
- to ensure that no change in control occurs in respect of itself or, where the licencee is a consortium, any member of the consortium, without consent of the Minister of Development;

- not to dispose of any asset of considerable value used in the course of its licenced activity without the consent of the Minister of Development;
- not to modify substantially or close the licensed plant without the consent of the Minister of Development; and
- not to act in an anti-competitive manner or exploit or abuse, where relevant, a dominant market position.

A generation licence has a specified, renewable term and can be revoked for, among other things, a breach of any of the principal obligations listed above and the insolvency of the licencee.

Other licences

The Liberalisation Law does not affect the existing licensing regime, which obliges generating plants to obtain installation and operation licences and other secondary licences and permits before they can be constructed and operated. These licences relate principally to planning, operational and environmental compliance measures.

Our status

As required by the Liberalisation Law and pursuant to a Ministerial Decision, we were granted a single generation licence for all our existing generation stations and those under construction in January 2002. If we wish to construct any new generating stations, we will need to apply for a modification of our licence.

A number of our stations do not have all the necessary operating licences due to an ambiguity in the previous legislation. Since this point has now been clarified, we are in the process of applying for all outstanding operating licences which, in accordance with a fast-track procedure issued by the Minister of Development, will be obtained on an accelerated basis. In the meantime, a recent law grants us an interim single operation licence for all our existing generation plants, and for those under construction, until 31st July, 2005.

Transmission

Structure

The Liberalisation Law provides that we remain the owner of the interconnected transmission system but the HTSO has the right and responsibility to operate it. The Transmission Control Agreement described below governs the relationship between us and the HTSO. We require a licence in respect of our ownership and the HTSO requires a licence in respect of its operation. These licences have been granted to us and the HTSO by decisions of the Minister of Development on the basis of a recommendation from the RAE.

Our status as owner

We own the interconnected transmission system pursuant to an exclusive licence for the ownership of the transmission system. As owner of the interconnected transmission system, our role under the Liberalisation Law is to maintain and develop the system according to the HTSO's planning and instructions.

We also receive a fee from the HTSO, pursuant to the Transmission Control Agreement, which takes into account both our operating and depreciation costs, and a rate of return for us. For the year 2002, and subject to the approval by the Minister of Development, the RAE has proposed that this fee be set at approximately € 207 million for the year or € 4.41 per MWh of electricity transmitted.

The HTSO

The HTSO was incorporated on 12th December, 2000 by a Presidential Decree issued under the Liberalisation Law. Under the Liberalisation Law, the Hellenic Republic must always own at least 51% of the share capital of HTSO. We currently own the remaining 49%. As new generation licences are granted the new licencee is entitled to acquire a share of this 49% in proportion to its generating capacity.

The HTSO was initially funded through a capital contribution by the Hellenic Republic of € 149,670 and by us of € 143,800. The HTSO will be self-financing in the future, relying on the connection and system use charges that it is entitled to levy on users of the interconnected transmission system.

Almost all of the HTSO's current employees have been seconded to the HTSO by us under a secondment agreement dated 16th February, 2001 between us and the HTSO. The majority of these employees are engaged in the long-term planning of the development of the interconnected transmission system and the operational control of scheduling and despatch. We are bound by confidentiality provisions existing under our transmission system ownership licence intended to prevent the disclosure of confidential information between our Transmission business unit and the rest of our business units.

The principal responsibilities of the HTSO are:

- to provide access to the interconnected transmission system to all generators, suppliers and directly-connected customers and us in our capacity as the distribution system operator;
- to manage the scheduling and despatch of generation, including the use of the interconnectors;
- to administer the settlement of energy imbalances;
- to maintain the stability and security of the interconnected transmission system, including by purchasing ancillary services;
- to publish annual forecasts of the demand for generation and transmission capacity; and
- to develop a high quality, efficient transmission system by applying transparent, non-discriminatory criteria to its treatment of users.

The HTSO's licence was issued by a Decision of the Minister of Development on 24th April, 2001. Under this licence, operational control over the interconnected transmission system was transferred on 3rd May, 2001 from us to the HTSO, including the disposal of the control centres that manage scheduling and despatch. The principal obligations of the HTSO under the licence are:

- to enforce and comply with the Grid Code and Power Exchange Code;
- to monitor the compliance of licensed suppliers and generators with law and the terms of their licences;
- to calculate, subject to the Minister of Development's approval, and levy charges for connection to, and use of, the interconnected transmission system;
- to be responsible for the maintenance and development of the interconnected transmission system; and
- to act in a transparent, non-discriminatory and objective manner.

Transmission Control Agreement

The relationship between the HTSO and us in our capacity as owner of the interconnected transmission system is governed by a transmission control agreement (the "Transmission Control Agreement"). We remain the owner of all the assets in the interconnected transmission system but we may not dispose of any of these assets without the HTSO's prior consent. However, we may, with the HTSO's prior consent, use the system for non-energy related purposes. The HTSO must give us this consent unless it reasonably believes that our proposed use threatens the security or efficiency of the interconnected transmission system. In this case, the Minister of Development, following the RAE's recommendation, determines whether we receive the consent.

Under the Transmission Control Agreement, the HTSO is obliged to operate the interconnected transmission system in accordance with the Grid Code, agreed operating protocols and good industry practice. We, through our Transmission business unit, are obliged to maintain and develop the interconnected transmission system to ensure its operational and technical integrity, as provided in our licence, and in accordance with the planning and instructions of the HTSO. We are also obliged to provide connections to new users on request from the HTSO in accordance with the terms of an agreement between us, the HTSO and the new user. We are compensated for doing this by payment from the HTSO of an annual fee which is calculated on the basis of a formula set out in the Grid Code and which will be linked to a reasonable profit. For the year 2002, and subject to the

approval by the Minister of Development, the RAE has proposed that this fee be set at approximately € 207.3 million for the year or € 4.41 per MWh of electricity transmitted. We can also recover our additional costs where the HTSO issues further instructions to us or impedes our efficient management of our assets. Depending on its nature, any dispute is resolved either by the RAE or the Greek courts.

Connection and Use of System

Certain entities are connected directly to the interconnected transmission system. All entities who import or export energy to or from the interconnected system are effectively making use of the interconnected transmission system. The terms for, and costs of, connection to the system and use of it are dealt with in the Grid Code and the Power Exchange Code, respectively.

Connection

One of the HTSO's responsibilities is to provide access to the interconnected transmission system to all licencees, those exempted from an obligation to obtain a licence and all Eligible Customers. In practice, the persons who are connected to the interconnected transmission system are licensed or exempt generators, us in our capacity as owner and operator of the distribution network and certain large industrial customers who wish to receive or import high voltage electricity. The minimum standards for connection and the technical and operational performance and also the procedure for connection are set out in the Grid Code. Parties who wish to be connected to the interconnected transmission system execute a standard form transmission connection agreement ("Transmission Connection Agreement").

The Transmission Connection Agreement, which has to be signed for each new connection, is a tripartite agreement between the HTSO, us in our capacity as owner of the interconnected transmission system and the user. It gives the user the right to connect and stay connected to the interconnected transmission system in return for the payment of a one-time connection fee to the HTSO. It also governs more technical matters relating to connection such as access to equipment and defining the boundary between the interconnected transmission system and the user's apparatus. A Transmission Connection Agreement provides for the parties to enter into a connection works agreement where construction of a connection is required and it outlines the circumstances in which the HTSO is entitled to disconnect the user. Any dispute under a Transmission Connection Agreement is resolved by arbitration under rules established by the RAE.

Use of system

All licensed generators and licensed suppliers, and us in our capacity as owner and operator of the distribution network, will also enter into a standard form transmission use of system agreement ("Transmission Use of System Agreement") which is a bilateral contract with the HTSO. Depending on whether the user is a supplier or a generator, this agreement will give the user the right to import power from or export power to the interconnected transmission system, in return for the payment by the user to the HTSO of monthly use of system charges.

Our status

We will have to enter into Transmission Use of System Agreements as owner and operator of the distribution network, as a licensed generator and as a licensed supplier. We will also have to enter into Transmission Connection Agreements as owner and operator of the distribution network, as a licensed generator and as owner of the interconnected transmission system. We expect to enter into these agreements in the near future.

Ancillary Services

The HTSO can call on generators, pursuant to the terms of their respective licences, to provide ancillary services, which include, among other things, the generation of electricity in a manner that responds to the frequency of the interconnected transmission system, commencement or increase of generation at very short notice and the commencement of generation without requiring any external power source. The HTSO needs to employ these services from time to time to maintain the stability and security of the interconnected transmission system and, under the terms of its licence, is obliged to do so in the most efficient way possible. The HTSO can obtain these services by

entering into ancillary services agreements with generators who are able to provide them. The generator is paid on a monthly basis for making these services available and also receives payments when the HTSO actually requires those services. Initially, these payments will be approved by the Minister of Development.

We are currently the sole provider of ancillary services.

Interconnections

The interconnected transmission system is connected with the transmission systems of Albania, Bulgaria, FYROM and Italy. The administration of the interconnectors with Albania, Bulgaria and FYROM and the payments for flows across them are regulated in interconnector agreements originally entered into between us and the Albanian, Bulgarian and ex-Yugoslavian electricity authorities. The administration of the Italian interconnector is regulated by an interconnection agreement between the Italian transmission system operator, *Gestore della Rete di Trasmissione Nazionale,* and the HTSO, as operators of their respective transmission systems. Pursuant to this agreement, a joint committee of the two transmission system operators will be established to operate the interconnector. The two transmission system operators implemented a trial programme for the allocation and management of the transmission capacity of the interconnector during a test period from September to November 2002.

Access to the interconnectors is available to all electricity market participants who are subject to the provisions of the Power Exchange Code. The Grid Code sets out the procedure by which access is obtained and the costs for this. By Ministerial Decision dated 22nd October, 2001, the Minister of Development allocated to us approximately 62% of the net transmission capacity, or 370 MW of the 600 MW of interconnection capacity available to importers through the interconnection with Albania, Bulgaria and FYROM. This allocation is applicable only during the transitional period that terminates in 2004. Following an interconnection capacity tender, three supply companies and Aluminium were granted 135 MW of interconnection capacity. You should read "Our Business—Transmission" for more detail.

Public Service Obligations

The Liberalisation Law imposes a public service obligation on the HTSO in relation to certain small generation units using renewable fuel sources or co-generation ("Renewable Generators"), which guarantees these generators a maximum price for their generation.

Distribution

Structure

The Liberalisation Law gives us the exclusive right to own and operate the distribution network. This role is carried out by our Distribution business unit.

Third party access to the distribution network is regulated by the RAE, and we must provide access to the distribution network in an efficient, transparent, timely and non-discriminatory manner. The Minister of Development is required to grant us an exclusive licence to own and to operate the distribution network, which we have not yet received.

The basis for connection to the distribution network will be set out in the Network Code once it is published. All users who connect to the distribution network will be required to enter into a standard form connection and use of network agreement with us. We are entitled to charge a tariff for use of the medium and low voltage systems to all end-users, which is subject to approval by the Minister of Development.

Supply

Licensing

One of the principal means by which competition is to be introduced to the Greek electricity market is by allowing new suppliers to enter the market. The Liberalisation Law provides that, while we remain the sole supplier in relation to Non-Eligible Customers, new suppliers can be licensed to supply electricity to Eligible Customers. Under the Liberalisation Law, any entity or person wishing to supply electricity requires either a supply licence or an exemption. The procedure for obtaining a

licence and the terms of a licence are set out in the Liberalisation Law and the Authorisations Regulation for Generation and Supply. Licences and exemptions are only available to European Union entities and citizens.

A supply licence specifies the maximum demand to be supplied by the licencee, and is specified by the licencee in its application for a supply licence. The most important condition for the issue of a supply licence is that the licencee must own sufficient generating capacity installed in the European Union to meet this demand. The licencee must also demonstrate to the Minister of Development that it has satisfactory long-term guarantees of the availability on its behalf of reserve generating capacity equal to at least 15% of its anticipated demand. This reserve capacity need not be owned directly by the applicant but must be installed in the European Union. In the case of any capacity that is not installed in Greece, the prospective licencee must also demonstrate that it can guarantee the availability of the necessary capacity of the transmission systems and of the interconnectors required for the transmission of the electricity in Greece.

The RAE makes a recommendation to the Minister of Development in relation to an application for a supply licence, taking into account certain factors, which include system security, protection of the environment, the financial and technical capabilities of the applicant, the long-term energy planning for Greece, consumer protection and national security. The procedure should generally take no more than six months from the submission of an application to the issue of a decision by the Minister of Development.

Entities who are exempt from the requirement for a generation licence are in certain cases entitled to an exemption from the requirement for a supply licence to the extent of their exempt generating capacity. This does not apply to reserve generating capacity.

The principal obligations set out in the supply licence are that the licencee must:

- maintain unbundled accounts as required by the Liberalisation Law;
- ensure that no change in control occurs in respect of itself or, where it is a consortium, any member of the consortium, without the consent of the Minister of Development;
- own sufficient generating capacity in the European Union to match its licensed maximum demand and not modify or change the ownership of this capacity without the consent of the Minister of Development;
- guarantee the availability of reserve generating capacity in the European Union of not less than 15% of its licensed maximum demand and not modify this capacity without the consent of the Minister of Development;
- in respect of any generating or reserve capacity located outside Greece, ensure the availability of adequate transmission access and interconnector rights to allow for the delivery of this electricity to Greece and not change the details of this capacity without the consent of the Minister of Development;
- match any increase in demand by its consumers of more than 8% with an increase of capacity, reserve capacity and associated transmission rights; and
- not act in an anti-competitive manner or exploit or abuse a dominant market position.

A supply licence has a specified, renewable, term and can be revoked for, among other things, a breach of any of the principal obligations listed above and insolvency of the licencee.

Our status

The Liberalisation Law grants us the right to acquire two supply licences, one to supply Eligible Customers and one to supply Non-Eligible Customers. Our Distribution business unit carries out this licensed activity. We have not yet received these supply licences.

Eligible Customers

As contemplated by the Electricity Directive, the Liberalisation Law distinguishes between Eligible and Non-Eligible Customers. It provides that Eligible Customers are all customers consuming more than 100 GWh per year and per point of consumption, and others defined in Decisions of the Minister of Development, on the RAE's recommendation. The Liberalisation Law provides that the

percentage of Eligible Customers must represent a percentage of power consumption equal to the percentage of the electricity market liberalisation determined each time by the European Commission. A Decision of the Minister of Development dated 9th January, 2001 defines Eligible Customers, with effect from 19th February, 2001, as all high- or medium-voltage electricity users together currently representing 34% of the electricity market by consumption, which exceeds the current requirements of the European Commission. However, pursuant to an amended proposal for a directive to amend the Electricity Directive published by the European Commission in June, 2002, this percentage of Eligible Customers may increase in 2004 to include all non-household consumers.

Eligible Customers are entitled to purchase electricity from the supplier of their choice on the basis of commercial contracts agreed between the customer and the supplier. All dealings between licenced suppliers and Eligible Customers are set out in the Supply Code Edition One. The principal provisions of this code are that:

- all licenced suppliers must publish, within two months of their licence being issued, details of their standard terms;
- certain terms are automatically implied into supply contracts between suppliers and Eligible Customers and cannot be excluded or overridden;
- there are special provisions in relation to any supplier that supplies more than 40% of the Eligible Customers, by volume of demand, defined as a Major Supplier;
- we are obliged to send to all Eligible Customers within two months of the code coming into effect details of our tariffs and principles by which we set our contract prices; and
- for as long as we have at least 70%, by volume of demand, of the Eligible Customer market we must offer terms for supply to any Eligible Customer who requests this and we may only offer terms, including contract prices, that have been approved by the Minister of Development.

The Liberalisation Law also obliges us to supply any Eligible Customer previously supplied by another supplier, which may require further generating capacity. In effect, as with Non-Eligible Customers, we are required to act as a supplier of last resort. In charging for this supply we may include an element compensating us for the additional costs arising from the fact that the customer was previously supplied by another entity.

Non-Eligible Customers

Non-Eligible Customers are principally residential consumers and small and medium-sized businesses connected to the low voltage network. All consumers on the autonomous islands are also Non-Eligible Customers. We have the exclusive right and obligation to supply electricity to Non-Eligible Customers. The terms, including tariffs, on which we provide this supply are regulated by the Supply Code Edition Two.

Public Service Obligations

As the incumbent electricity provider in Greece, we must carry out certain public service obligations, including:

- charging customers on the autonomous islands electricity tariffs that are the same as the electricity tariffs we are entitled to charge to Non-Eligible Customers on the interconnected system, although these tariffs do not cover the average cost of generation on the autonomous islands;
- providing electricity to certain customers at a discount, including agricultural customers, municipalities, large families, earthquake victims and small newspaper publishers. Consequently, the price charged to these customers does not allow us to recover our costs of generation; and
- irrigation obligations, which require us to release water from our hydroelectric station, thereby generating electricity at times of the day that may not be the most economical for us.

Under the Liberalisation Law, a special account administered by the HTSO will provide limited compensation for the provision of public service obligations, from which the HTSO will make payments to all entities within the Greek electricity industry responsible for meeting public service

obligations. We will only receive compensation from this account to the extent there are competitors and only in proportion to our public service obligations compared with the public service obligations of our competitors. We do not expect the full cost of our public service obligations to be covered by compensation provided by this account or through passing the relevant cost to the customers through the tariffs, even if approved by the European Union. The Minister of Economy and Finance communicated to us in a letter dated 8th November, 2001, the intention of the Hellenic Republic to compensate us for some of the costs related to public service obligations, subject to compliance with Greek and European Union law. Although the Hellenic Republic is initiating the process for clearing these payments with the European Commission, it is difficult to estimate when this process will be completed. A first annual payment of € 161 million was scheduled to take place in 2002 and similar payments to continue until 2004 or earlier if an alternative mechanism for compensation was put into place. However, this payment has not yet been received and the timing and amounts to be paid still remain to be determined. The Minister of Economy and Finance has reconfirmed to us in a letter dated 20th November, 2002 that the position of the Hellenic Republic to compensate us as stated in the letter dated 8th November, 2001, and as described above, remains unchanged.

Customer tariffs for electricity

The tariff our Distribution business unit charges to Non-Eligible Customers in carrying out our supply business is expected to comprise the following elements:

- a charge where we pass through the high voltage use of system charge (described below) imposed on us as a supplier through the Transmission Use of System Agreement, except in the case of customers in the autonomous islands;
- a charge where we pass through the medium and low voltage use of system charges (described below) imposed on us as a supplier, assuming the customer is connected to either the medium voltage or the low voltage network;
- a charge for the cost to us of purchasing the energy supplied which may represent the sums charged to us for the purchase of energy from third party generators but in practice will be the transfer pricing costs levied by our Generation business unit, including administration costs and a profit element;
- ancillary services; and
- a pro rata share of the charge levied on us as a supplier through the Uplift mechanism in respect of certain Public Service Obligations.

For so long as we supply at least 70%, by volume of demand, of the Eligible Customer market, the Ministry of Development will continue to set the maximum tariff that we may charge to Eligible Customers.

High voltage use of system charge

The price charged for using the interconnected transmission system is charged by the HTSO to us both as a generator and as a supplier through the Transmission Use of System Agreements. The total payments made by the HTSO to us in our capacity as owner of the interconnected transmission system under the Transmission Control Agreement and to any other third parties for the maintenance and development of the interconnected transmission system are allocated as to 30% to all generators and as to 70% to all licenced suppliers. The portion allocated to generators is further allocated to each individual generator on the basis of its geographical location and volume of generation. The portion allocated to suppliers is further allocated to each supplier pro rata to the demand of its customers, ignoring any customers on the autonomous islands.

Medium and low voltage use of system charges

As owner and operator of the distribution network, we will charge all suppliers a regulated tariff for use of the distribution network. The tariff for the medium voltage system for the year 2002 has been approved by a Ministerial decision and includes allowances for our operating costs, depreciation costs and return on capital. It also includes economic incentives for us to meet certain reliability and quality targets. The tariff comprises capacity and energy components. For customers with a load factor of less than 48.6%, the tariff is € 910.52 per MW for capacity and € 4.625 per MWh for the

energy component. For customers with a load factor of more than 48.6%, the tariff is € 2,529.22 per MW for capacity and no charge for the energy component.

Transmission Control Agreement charges

The fee paid to our Transmission business unit under the Transmission Control Agreement takes into account our operating and depreciation costs. It also allows us an agreed rate of return on capital and includes an economic incentive to achieve certain performance levels.

System operation and trading

System operations and trading mechanisms are set out in the Power Exchange Code and the Grid Code, and generally provide for the trade of electricity in the interconnected system.

Scheduling and despatch

Since it is not possible to store electricity, the volume of generation at any time must match the volume of demand at that time to avoid brownouts or blackouts. The process of instructing generating plants to begin, increase, decrease or cease generation on a real time basis is known as despatch. The process of determining in advance which generating plants are likely to run is known as scheduling. In the Greek electricity market, the HTSO is responsible for both scheduling and despatch in accordance with the provisions of the Grid Code.

Day-ahead scheduling

Despatch takes place on an hourly basis, with each hour in a day being termed a Despatch Hour. On each day the HTSO is required to publish by 11:00 a.m. a forecast of demand across the whole interconnected transmission system for each Despatch Hour in the next day. By 12:00 noon on that day each generator is required to make a declaration to the HTSO of its operational availability in each Despatch Hour in the next day.

Actual despatch

On a real-time basis, the HTSO issues despatch instructions to generating units to begin, increase, decrease or cease generation and provide ancillary services, with the overall aim of matching generation to demand whilst maintaining adequate reserve capacity, system stability and the quality of supply. In choosing which generating units to despatch, the HTSO is also subject to requirements in the Liberalisation Law to prioritise generation from renewable and indigenous sources.

System trading arrangements

All electricity imported to the interconnected transmission system is sold by generators and purchased by purchasers. Since any supplier must own sufficient generating capacity to match its generating capacity, it is likely that in most cases the volume exported by an entity as a supplier will match the volume imported by it as a generator. Any imbalances which do arise are settled by the HTSO in accordance with the Power Exchange Code.

All licensed suppliers and licensed generators must, under the terms of their licence, comply with the Power Exchange Code. The HTSO is also subject to the provisions of the Code, as are we in our capacities as owner and operator of the distribution network and owner of the interconnected transmission system. Generators or suppliers who are exempt from the requirement to have a licence are represented in the system trading arrangements by a special representative appointed by the HTSO.

As part of these system trading arrangements, the HTSO will operate a trading account known as the Uplift Account to which it will allocate a number of costs and benefits arising from the trading arrangements. For the year 2002, the uplift charge has been set at € 1.17 per MWh of electricity traded.

Pursuant to the Power Exchange Code, the Uplift will consist of the following sub-accounts:

- ancillary services account;
- account for HTSO's administrative costs;

- net interconnection cost account;
- account for the generation units using domestic sources of primary energy up to 15% of the total amount of the primary energy necessary for the generation of electricity consumed in Greece during the course of one calendar year;
- account for generation units with use of renewable resources and co-generation units;
- account for constrained-on and constrained-off payments;
- account for losses controls; and
- account for additional charges.

The balance on this account is charged to all suppliers.

Renewable Generators and co-generators in the interconnected system

The Liberalisation Law requires the HTSO to purchase the energy generated by Renewable Generators and co-generators producing from renewable resources who are connected to the interconnected system under 10-year renewable power purchase contracts. The HTSO has not yet taken over the 68 contracts we had in place with Renewable Generators and relevant co-generators as at 30th September, 2002.

Renewable Generators receive payment for their generation through the HTSO. The Liberalisation Law sets a capped tariff payable to the Renewable Generators under power purchase contracts. To the extent that this tariff exceeds the cost of generation, the HTSO recovers this shortfall through a special sub-account of the Uplift Account. This is a public service obligation imposed on the HTSO to encourage generation from renewable resources which might not otherwise be economic. The cost of this is passed on to suppliers and ultimately to customers.

AUTONOMOUS ISLANDS

On the autonomous islands, all of which fall within the Distribution business unit, we remain the monopoly supplier and are the exclusive owner and operator of the distribution network, which, in the case of Crete, Rhodes and Lesvos, includes a limited high voltage network. The autonomous islands are the subject of a separate regulatory regime, which is described in this section.

Generation

As operator of the distribution network we prepare, subject to approval from the RAE, a forecast of the demand for generating capacity. If this forecast indicates a need for new capacity the Minister of Development may issue an invitation for bids to construct such capacity. In the event that this process still results in insufficient generating capacity on these islands, or is unsuccessful, the Minister of Development is entitled to grant a generation licence to us to ensure continuous electricity supply. We may be obliged to ensure a continuous uninterrupted supply of electricity on the autonomous islands and, accordingly, to construct additional generating capacity.

As operator of the distribution network we manage the despatch of generation on each autonomous island on the terms to be set out in the Network Code once it is published.

There are similar provisions in relation to Renewable Generators as for the interconnected system. On the autonomous islands we, as operator of the distribution network, take on the HTSO's role in entering into 10-year contracts with all Renewable Generators. A capped electricity tariff, pursuant to the Liberalisation Law, applies and we are compensated for any shortfall between our payments under these contracts and the price we receive for the generation by a payment from the HTSO. The HTSO charges this payment to the Special sub-account of the Uplift Account. In addition we, as operator of the distribution network, must buy all energy generated by Renewable Generators in the autonomous islands and as a result must pay for whatever level of generation a Renewable Generator produces.

Distribution

All the lines on the autonomous islands, notwithstanding that some lines on Crete, Rhodes and Lesvos are high voltage, form part of the distribution network. Consequently we have the exclusive right to own, operate and exploit this network and will do so in accordance with the Network Code.

Supply

Pursuant to the Liberalisation Law, the Minister of Development is required to grant us an exclusive supply licence for the Non-Eligible Customers, which comprise all our customers on the autonomous islands. Accordingly, we supply these customers on the basis described in "Supply—Non-Eligible Customers" above. As required under a Ministerial decision, we have applied for this licence.

MANAGEMENT

DIRECTORS AND MANAGEMENT

Our board of directors is the supreme administrative body of the Company and is ultimately responsible for the overall management of the Company. Our board has the power to take all actions consistent with the corporate purpose described in our articles of incorporation, except for actions that by law or under our articles of incorporation may only be taken by our shareholders at the general assembly. The board of directors develops our strategy and business development, supervises and controls the management of our property and approves, on the recommendation of our Chief Executive Officer, our business plan and strategy and their implementation on an annual basis. The board may, following a recommendation of the Chief Executive Officer, delegate the exercise of part of its responsibilities (except for those responsibilities that by Greek law or our articles of incorporation may only be exercised by the board of directors), including the day-to-day management of the Company or its representation, to the Chairman, the Chief Executive Officer or one or more members of the board, the executive committee, the General Managers or our employees. Day-to-day management of the Company has been delegated to the Chief Executive Officer and to the six General Managers.

The Chief Executive Officer is elected by the general assembly of shareholders for a term of three years and is our highest executive officer, responsible for day-to-day supervision of the operations of the Company. The Chief Executive Officer reports to our board and may, pursuant to our articles of incorporation, submit his proposals for achieving the Company's objectives, as set out in our strategy and business plan, to the board of directors. His primary responsibility is overseeing our business units and other departments, and co-ordinating their actions. In addition, our Chief Executive Officer may decide on the Company's entry into transactions with a value determined each time by a decision of the board of directors, but in no case exceeding € 0.3 million. The Chief Executive Officer is subject to a management contract with the Company, represented by the Chairman, which sets out the business targets the Chief Executive Officer undertakes to achieve during his term, the means by which such targets may be achieved, and the conditions under which he may be entitled to additional remuneration.

The Chief Executive Officer together with the six General Managers form the executive committee, which decides all matters delegated to it by the board of directors. The six General Managers in charge of operations at each of our business units report to the Chief Executive Officer and are responsible for their respective business units or departments. The scope of the General Managers' duties is determined by resolution of our board of directors, upon a recommendation of the Chief Executive Officer. Our executive committee is responsible for the co-ordination and efficient operation of our business, our administration, the performance of each business unit, the implementation of board of directors' decisions and the procurement and award of projects with a value below € 3 million and which are not considered to need the board of directors' approval.

Our board of directors consists of 11 members. Six members of our board (including the Chief Executive Officer) are elected by the general assembly of shareholders (in which the minority shareholders who voted in the special assembly for the election of the minority shareholders' representatives cannot participate) as provided by our articles of incorporation. Two members of our board are elected as representatives of the minority shareholders by a special assembly of minority shareholders, excluding the Hellenic Republic as a majority shareholder. Two members of our board are elected by our employees as their representatives under the supervision of an election committee formed by the labour unions. Finally, one member of our board is nominated by the Greek Economic and Social Committee and appointed by a decision of the Minister of Development. Members of the board are elected or formally appointed, as the case may be, for a term of three years. Members are eligible for re-election or re-appointment.

Currently, we have two members of the board elected by minority shareholders. In accordance with our articles of incorporation, we convened a special assembly of minority shareholders on 20th February, 2002. Upon the election of those two members, two members of our board of directors elected previously by the general assembly of shareholders resigned. The members of our current board of directors, except for the representatives of the minority shareholders, have been appointed by Ministerial Decision on 5th June, 2000. According to the presidential decree relating to the transformation of PPC into a *société anonyme,* the term of the members of our current board, except

for the employees' representatives, was fixed for three years from the date of the general assembly of shareholders approving their appointment, or until 8th January, 2004. For this first term of service in the board of the *société anonyme,* our current employees' representatives on the board of directors were appointed until the expiration of their original term (prior to the transformation into a *société anonyme*), or until 4th June, 2003.

The quorum for our board meetings is a majority of members of the board. Resolutions are adopted by a majority of votes of those present. The board meets at least once per month upon the call of the Chairman. A board meeting must also be called upon the request of four members of the board.

The current composition of the board of directors is as follows:

Name	Position	Date initially appointed	Date current term expires
Vassilios Avramidis ..	Member (representative of the employees)	5th June, 2000	4th June, 2003
Miltiadis Gargaretas ..	Member	26th February, 2002	8th January, 2004
Ioannis Manos	Member (representative of the minority shareholders)	20th February, 2002	8th January, 2004
Athanassios Matsaridis ..	Member (representative of the employees)	5th June, 2000	4th June, 2003
Stergios Nezis*	Chief Executive Officer and Managing Director	5th June, 2000	8th January, 2004
Demetrios Papoulias ..	Chairman	5th June, 2000	8th January, 2004
Maria Souani	Member (representative of the employees)	5th June, 2000	4th June, 2003
Spiridon Theodoropoulos* ..	Member (representative of the minority shareholders)	20th February, 2002	8th January, 2004
Vassilios Trapezanoglou*	Member	5th June, 2000	8th January, 2004
Helen Tsamadou*	Member	5th June, 2000	8th January, 2004
Eleftherios Vouyoukas* ..	Member	5th June, 2000	8th January, 2004

* Owns shares in our Company, in an amount of less than 1% of our share capital.

Demetrios Papoulias, Chairman. Dr. Papoulias, 63, is Chairman of our board of directors. He has served as Chairman of the Board of the Hellenic Telecommunications Organisation (OTE) from 1996 to 1998, as Deputy Governor of the Hellenic Bank of Industrial Development (ETBA) from 1993 to 1995 and as Secretary General for the Public Sector at the Ministry of National Economy of Greece from 1985 to 1987. Dr. Papoulias is a professor at the Department of Economic Sciences of the University of Athens, where he teaches Strategic Management and Operational Research. He holds a PhD from Oxford University, United Kingdom.

Stergios Nezis, Chief Executive Officer. Mr. Nezis, 59, is our Chief Executive Officer and Managing Director. He is also Chairman of PPC Renewables S.A. since June 2000. He is currently Chairman of Evergy and PPC — Wind NPV Holding and a member of the board of directors of Ethniki Hellenic General Insurance S.A. He has served as Managing Director of APCO S.A. (now MORNOS S.A.) from 1981 to 1984. He has served as Managing Director and General Manager of Phosphoric Fertilizers Industry S.A. from 1984 to 1989. During the same period, he was a member of the board and Executive Director of the Commercial Bank of Greece, responsible for the following industries in the Bank's group: Elefsina Shipyards (member of the board of directors), Juice and Tinned Products Industry (chairman of the board of directors) and Hellenic Bags and Plastic Items Industry (managing director). Between 1989 and 2000, he was the Managing Director and General Manager of SCA Hygiene Products S.A., the subsidiary of the Swedish multinational SCA, responsible for Greece, Cyprus and the Balkans. Mr. Nezis holds a degree in Chemical Engineering from the National Technical University of Athens and a Master in Business Administration from the Athens University of Economics. He is a member of the Technical Chamber of Greece, the Hellenic

Management Association, the Hellenic Association of Chief Executive Officers and a member of the board of the General Council of Federation of the Greek Industries.

Vassilios Avramidis, Director. Mr. Avramidis, 52, is a member of our board of directors as one of our employees' representatives. He has been an employee in our company since 1979 on the technical staff in the Lignite Centre of Western Macedonia. He has previously worked in the private sector as an engineer. From 1994 to 2000, he also served as President of the Labour Centre of Ptolemais, Eordea and has been a member of the General Council of the General Federation of Greek employees (GSEE).

Miltiadis Gargaretas, Director. Dr. Gargaretas, 49, is an engineer and is currently the President of the board of directors of the HTSO. Dr. Gargaretas is also a special advisor on energy issues to the Minister of Development. He has been a freelance engineer in the construction sector since 1980. From 1981 to 1999, he served as special advisor to the Ministries of Environment, Planning and Public Works, Internal Affairs and Public Administration and Defence. He holds a B.Sc. in Power Engineering, an M.Sc. in Nuclear Power Stations and a Ph.D. in Electricity Networks from the Polytechnic University of Bucharest. In addition, he is a member of the Technical Chamber of Greece.

Ioannis Manos, Director. Mr. Manos, 58, is a member of our board of directors as one of our minority shareholders' representatives since February 2002. He has studied Law at the University of Athens, and Economics and Political Science in Paris, Brussels and Geneva. He holds an LLM in Public Law and a PhD in Political Science. From 1974 to 1994, he served as Advisor to the Governor at the National Bank of Greece. From 1979 to 1988, he was also Professor at the Institute Technique de Banque and at the Conservatoire National des Arts et Métiers in France. In 1994 he was elected Secretary General of the Hellenic Banking Association and became a member of the Executive Committee of the European Banking Federation. From 2000 to 2002, he was President and Managing Director of the General Bank of Greece. He is also a member of the board of the Hellenic Open University, the Athens Bar Association and the 2004 Olympic Games Committee.

Athanassios Matsaridis, Director. Mr. Matsaridis, 52, is a member of our board of directors as one of our employees' representatives. He has been an employee in our company since 1975. In 1988, he was elected as a member of the Executive Committee of GENOP. In 1997, he was elected as General Secretary of GENOP. A year later, he was elected as the prefecture governor in the Prefecture of Kozani, Northern Greece. In 1999, Mr. Matsaridis was re-elected as General Secretary of GENOP.

Maria Souani, Director. Mrs. Souani, 36, is a member of our board of directors as one of our employees' representatives. She has been working in the Administration department of our company since 1987. She is a member of GENOP and GSEE.

Spiridon Theodoropoulos, Director. Mr. Theodoropoulos, 44, is a member of our board of directors as one of our minority shareholders' representatives since February 2002. Mr. Theodoropoulos has studied Economics at the University of Athens. He has served as Chairman of various companies in the food sector. Since 1986, he is the major shareholder and Chairman of CHIPITA INTERNATIONAL S.A., a food company listed on the Athens Stock Exchange. He is also a member of the board of Titan Cement Co. In addition, he is Vice-Chairman of the board of the Confederation of Greek Industries.

Vassilios Trapezanoglou, Director. Mr. Trapezanoglou, 55, is a General Manager at Piraeus Bank. He has studied Mathematics in Thessaloniki, Applied Informatics in Grenoble, France and Regional Development in Athens. He joined Piraeus Bank in 1998 and was responsible for the Information Technology, Organisation and Electronic Channels division of Piraeus Bank up to April 2001. Since April 2001, he is responsible for the division of retail banking products, electronic distribution channels, marketing and communication. From 1975 to 1998, he was IT Manager in Hellenic Aspropyrgos Refineries (1975-1981), IT and Organisation director of Motor Oil Hellas (1981-1991) and IT Director at Xiosbank (1992-1998). He has participated in several technical committees and councils. He was a member of the board of Greek Computer Society (Association of Computer Scientists) from 1977 to 1986 and President from 1983 to 1986. He is a member of the Executive Jury, created by the European Union and the Confederation of European Academies of Engineers, which awards annual European IT prizes (ITEA).

Helen Tsamadou, Director. Mrs. Tsamadou, 64, is an honourary lawyer. She is a member of our board of directors since June 2000. Mrs. Tsamadou was Manager at the legal division of the National Bank of Greece until February 2000 and has participated in a number of international transactions, privatisation projects and international offerings involving the National Bank of Greece, the Hellenic Telecommunications Organisation, Hellenic Petroleum, Duty Free Shops, Hellenic Finance bond issues and Hellenic Republic privatisation certificates. Mrs. Tsamadou is a graduate of the National and Kapodistrian University of Athens, Law School and the American University, Washington College of Law (LLM). She was an advisor to the Minister of Development and at present is an advisor to the Minister of National Economy and Finance on legal matters.

Eleftherios Vouyoukas, Director. Mr. Vouyoukas, 46, is an economist specialising in international energy issues. Since 1996, he has worked as a consultant mainly for international organisations. Prior to 1996, he was head of the Economic Analysis Division at the OECD, where he had worked since 1990. He has also worked as a senior economist at the Corporate Planning Department of BP plc between 1986 and 1990. Mr. Vouyoukas has studied Economics and Econometrics at the Universities of Essex and Southampton in the United Kingdom and at Queen's University in Canada.

The business address of each of the members of the board of directors is 30 Chalkokondyli Street, Athens 10432.

The Chief Executive Officer and the General Managers comprise our Executive Committee. The General Managers are appointed by the board of directors for five year terms of office which may be renewed.

The current composition of the executive committee is as follows:

Name	Position	Date initially appointed	Year current term expires
Stergios Nezis	Chief Executive Officer	5th June, 2000	2004
Gregoris Anastasiadis	Chief Financial Officer	1st November, 2000	2005
Konstantinos Kavouridis	General Manager of the Mining business unit	7th September, 2000	2005
Konstantinos Vassiliadis	General Manager of the Transmission business unit	1st October, 2000	2005
Konstantinos Panetas	General Manager of the Generation business unit	7th September, 2000	2005
Nikolaos Gagaoudakis	General Manager of the Distribution business unit	7th September, 2000	2005
Georgios Manolopoulos	General Manager of Human Resources	7th September, 2000	2005

Gregoris Anastasiadis, Chief Financial Officer. Mr. Anastasiadis, 54, became our Chief Financial Officer in November 2000. Prior to his current position, he was the Chief Financial Officer of Panafon Telecommunication S.A. (now Vodafone S.A.) since 1993. He is currently a member of the board of directors of Evergy and PPC-Wind NPV Holding. Mr. Anastasiadis has a degree in Economics from the Athens University of Economics and Business.

Konstantinos Kavouridis, General Manager of the Mining business unit. Dr. Kavouridis, 52, has been the General Manager of our Mining business unit since September 2000. He is a mining engineer with a PhD in Mining and Mineral Technology from Imperial College University of London. Since 1989, he has been appointed as Associate Professor in the Technical University of Crete. Mr. Kavouridis has co-operated with private mines as production manager as well as with IGME, the Greek Institute of geological and mineral exploration. He has more than 20 years' experience in the lignite industry and has held different senior management positions within the Company. He is currently the chairman of the board of directors of PPC Telecommunications, S.A. During the period 1994 to 2000, he was the director of Ptolemais-Amynteon Lignite Centre. Dr. Kavouridis is a member of the Executive Committee of CECSO, the European Association of Solid Fuels, the Coal Preparation Experts Committee of ECSC (European Coal and Steel Community), and the General Department of Energy and Transport of the European Commission. He also represents our company in DEBRIV, a German association of the lignite industry.

Konstantinos M. Vassiliadis, General Manager of the Transmission business unit. Mr. Vassiliadis, 52, has been the General Manager of the Transmission business unit since October 2000. Prior to this

assignment he had been, since July 1997, Managing Director and Chief Executive Officer of Electric Railways Athens Piraeus SA, which is the owner and operator of Athens Metro Line 1. In August 1996, Mr. Vassiliadis became the first director of operations of Attiko Metro SA, and from this position, he initiated the setting up of the operation of the new Athens Metro Lines 2 and 3. He has spent a major part of his professional career in the design and construction of Lines 2 and 3 of the Athens Metro, having worked both for the initial design team (1985-1991) and later (1992-1994) for the Olympic Metro Consortium. He is currently a member of the board of directors of Evergy, PPC-Wind NPV Holding and the HTSO. Mr. Vassiliadis holds a degree in Electrical and Mechanical Engineering from the National Technical University of Athens and a Master from University of London.

Konstantinos Panetas, General Manager of the Generation business unit. Mr. Panetas, 55, has been the General Manager of the Generation business unit since September 2000. Prior to his current position, Mr. Panetas was the General Manager of PPC Distribution for seven years. Since joining the Company in 1972, Mr. Panetas has served in various management positions and has represented the Company at international conferences and associations on numerous occasions. He is currently a member of the board of directors of PPC Renewables S.A. and president of the board of directors of Varinos Pellis S.A., a small hydroelectric project in northern Greece. Mr. Panetas has also been a member of the board of directors of DEPA since 1996. Mr. Panetas holds a degree in Electrical and Mechanical Engineering from the National Technical University of Athens.

Nikolaos Gagaoudakis, General Manager of the Distribution business unit. Mr. Gagaoudakis, 57, has more than 30 years' experience in the electricity industry dealing primarily with transmission system projects. He has held different senior management positions in the Company. Mr. Gagaoudakis holds an Engineering degree from the National Technical University of Athens.

Georgios Manolopoulos, General Manager for Human Resources and Organisation. Mr. Manolopoulos, 64, is the General Manager for Human Resources and Organisation since September 2000. Since November 2000, he has been a member of the board of directors of PPC Telecommunications S.A.. From March 1995 to September 2000, he served as deputy General Manager of Administration. He has been employed in the Company since 1966 in various positions. Mr. Manolopoulos holds a degree in Business Science from the Athens University of Economics and Business and a degree in Political Science from Panteion University of Social and Political Sciences.

The business address for each of the members of the executive committee is 30 Chalkokondyli Street, Athens 10432.

Compensation

The aggregate compensation of all members of our board of directors, of our executive committee and our executive officers listed above (or persons who have left or been replaced during 2001 and 2002) paid or accrued, excluding social security contributions, for the 12 months ended 31st December, 2001 was approximately € 1.4 million. Of that amount, the aggregate amount paid or accrued for social security contributions for the 12 months ended 31st December, 2001 was approximately € 105,800.

Interest of management in certain transactions

Some of our directors have an interest in our share capital. Our directors and executive officers may purchase shares in the employee offering. We do not have a share option scheme for our directors or other employees.

No director has any interest in a transaction entered into by us or any of our subsidiaries which is or was unusual in its nature or conditions or significant as it relates to us and our subsidiaries as a whole and which was effected during the current or immediately preceding financial year or was effected during an earlier financial year and remains in any respect outstanding or unperformed.

No director has been granted by us or any of our subsidiaries a loan or any guarantee for his benefit.

Corporate governance

Pursuant to a new corporate governance law applicable to listed *sociétés anonymes* enacted in Greece in May 2002 and expected to come into effect June 2003, such companies are required to

establish an internal audit department that will evaluate and monitor internal control procedures. According to the terms of this new law, the internal audit department should be supervised by up to three non-executive members of the board of directors. The current composition of our committee supervising the internal audit department is two non-executive members of the board. These members are currently Mrs. Tsamadou and Mr. Manos. Our board of directors resolved on 19th November, 2002 that our internal audit department will report to the board of directors and will be supervised by two non-executive members of the board of directors.

In order to comply with the requirements of the new corporate governance law, our shareholders appointed Mr. Nezis as executive member of the board of directors and the remaining ten directors as non-executive members of the board of directors by a decision at the extraordinary general assemblies held on 15th and 22nd November, 2002. No independent directors were appointed, as two members of the board are representatives of the minority shareholders.

Other provisions of the new law require us to establish internal regulations, which will cover the operations of the internal audit department, shareholder relations department and a company announcements department. The internal regulations will also include, among others, provisions for procedures to monitor stock exchange transactions and other related party transactions of the members of our board of directors, our General Managers and other persons who could be considered insiders of the Company. The new law also requires members of a board of directors and any third parties to whom certain board functions have been delegated to inform the board of directors of any conflicts or interested transactions. Starting in 2003, our board of directors will be required to submit to the competent authorities an annual report describing our transactions with our affiliated companies.

RELATIONSHIP WITH THE SELLING SHAREHOLDER

SHAREHOLDING

The Hellenic Republic currently owns approximately 84% of our outstanding shares. Following the combined offering, the Hellenic Republic will own approximately ●% (or approximately ●% assuming no return transfer of additional shares pursuant to the over-allotment option) of our share capital. The Hellenic Republic intends to transfer, prior to the offering, approximately 2% of its stake in our share capital to the Public Enterprise of Negotiable Securities S.A. ("*Dimosia Epihirisi Kiniton Aksion*"), a holding company created by the Hellenic Republic under Law 2526/1997 ("DEKA"). In the event that DEKA receives the shares, it will offer such shares in the combined offering. Pursuant to the Liberalisation Law, the Hellenic Republic's participation in our share capital may not be less than 51% of the voting shares in existence at any time. This requirement can only be changed by legislation.

THE HELLENIC REPUBLIC

The Minister of Economy and Finance oversees the Hellenic Republic's shareholding in our company. The Minister of Development has overall governmental responsibility for the Greek electricity sector, including responsibility for regulation of our company. You should read "Regulation of the Greek Electricity Sector" for a more detailed discussion.

The Hellenic Republic recognises the distinction between its role as shareholder and its role as regulator. In accordance with our articles of incorporation, the Hellenic Republic can only exercise its decision-making power as a shareholder at our general assembly of shareholders. The Hellenic Republic currently elects six out of the 11 members of our board, including the Chief Executive Officer. After the combined offering, it will continue to elect six out of the 11 members of our board.

Our articles of incorporation allow decisions submitted for a vote to the shareholders to be determined by a majority of votes cast at a general assembly of shareholders. The Hellenic Republic's holding of the shares following the combined offering will still allow the Hellenic Republic to continue to have majority influence over decisions relating to matters submitted for a vote of the shareholders of the Company. You should read "Risk Factors—The Hellenic Republic has had, and may continue to have, a significant impact on our operations" for a more detailed discussion.

COMMERCIAL RELATIONSHIP WITH THE HELLENIC REPUBLIC

The commercial relationship between our company, as supplier of electricity, the Hellenic Republic and state-owned companies, as customers, is conducted on a normal arm's-length customer and supplier basis, although concerns may be raised regarding delays in the payment of debts to us by various public entities. We have, however, obligations under some non-commercial contracts we entered into in the past. For example, arrangements with our two largest corporate customers, Aluminium and Larco, were not entered into on commercial terms but rather on terms consistent with Greek government policies. We also deal with the various departments and agencies of the Hellenic Republic as separate customers, and the provision of services to any one department or agency does not constitute a material part of our revenue.

In the ordinary course of our business, we enter into agreements with entities owned or controlled by the Hellenic Republic. The most significant agreements are summarised below:

Agreement with Larco

On 5th June, 1992, we entered into a contract with Larco for the supply of electricity. We sell electricity to Larco at a discount which, however, is determined by movements in an index for world aluminium prices, as required by Law 2367/1995 and a subsequent decision of the Ministry of Development that sets electricity tariffs until 31st December, 2002. Under the terms of this law (including the subsequent Ministerial Decision), we are entitled to charge Larco the same prices for electricity as we charge to Aluminium. Pursuant to an arbitration award rendered in our favour against Aluminium in June 2002, we have been able to increase electricity tariffs by approximately 5% over the price that Aluminium was paying to us in the past, with a retroactive effect as of 1st January, 1999. These increased prices also apply to Larco.

Larco became insolvent and was restructured in 1989. As part of this restructuring, we were required to write off debts Larco owed to us in exchange for shares in Larco. As a result, we currently own approximately 28.6% of Larco following the restructuring.

Agreement with ELPE

On 12th September, 1997, we signed an agreement with DEP S.A., (renamed ELPE in 1998) and Refinery of Thessaloniki S.A. for the purchase of liquid fuel. The contract expired on 31st August, 2001 and was renewed until 31st December, 2002. When our contract expires in December 2002, we may renew it with ELPE or enter into contracts with other suppliers, depending on the terms available to us at the time.

Prices for delivery of the liquid fuel are determined on a weekly basis and are based on an average of the high prices of the relevant liquid fuel for the preceding week, as published in Platt's Oilgram Marketscan.

Agreement with DEPA

In June 1994, we entered into a contract with DEPA to purchase a total of 1.8 billion cubic metres per year of natural gas. The contract will terminate on 31st December, 2016 and can be extended up to 31st December, 2020, under the same terms and conditions, provided that either DEPA's contract with the Russian natural gas supplier Gazexport expiring on 31st December, 2016 is renewed under the same terms and conditions, or DEPA has found another supplier of natural gas under the same terms and conditions. Pursuant to the terms of our gas purchase contract with DEPA, we are subject to a minimum "take-or-pay" obligation, under which we commit to pay for a minimum amount of gas irrespective of actual consumption. To date, we have exceeded our contractual annual "take-or-pay" gas purchase obligations and expect to continue meeting our annual obligation. As part of the contract, DEPA is required to remit part of its profits to us if DEPA's net profits exceed 8% of its total revenue.

The gas purchase contract also entitles us to the most competitive natural gas price offered by DEPA for the purposes of electricity generation. The prices offered by DEPA consist of a border price and a transmission price element, which are determined by formulae which take into account market prices of heavy fuel oil, gas oil and certain types of crude oil. As part of the expected liberalisation of the Greek gas market, the RAE and the Ministry of Development have proposed to restructure DEPA's transmission invoice and to separate it from the border price. DEPA has announced its intention to approve such a proposal. Accordingly, we expect a reduction of the transmission price element of DEPA's offered gas price.

Investment in DEPA

Law 2593/1998 gives the Ministry of Development the right to grant us the option to purchase from the Hellenic Republic all or part of DEPA's shares. Our shareholders, at the general meeting held on 22nd November, 2002 approved a contract to be signed between ourselves and the Hellenic Republic regarding the option in DEPA. We are currently considering whether to exercise the option which was granted to us by the Hellenic Republic to acquire up to 30% of DEPA's shares. We are currently negotiating with the Hellenic Republic the price, the terms and conditions regarding the exercise of this option.

THE HELLENIC REPUBLIC AS SOVEREIGN

We are subject to the regulatory authority of the Minister of Development and the RAE.

The Liberalisation Law provides that certain expenses that we incur in providing public service obligations, such as provision of electricity on the autonomous islands at the same electricity tariffs as in the interconnected system and provision of water from our hydroelectric stations for irrigation purposes, will be partly compensated through the Uplift and through tariffs. You should read "Our Business—Generation" and "Regulation of the Greek Electricity Sector" for a more detailed discussion of compensation of our public service obligations.

INDEBTEDNESS GUARANTEED BY THE HELLENIC REPUBLIC

In the normal course of our business, we have entered into a number of loan agreements with the European Investment Bank. As at 30th June, 2002 we had 42 loan agreements with the European Investment Bank. The Hellenic Republic has guaranteed our principal and interest payment obligations under these agreements. In exchange, we pay to the Hellenic Republic a commission in the range of 0.50% to 1% on the outstanding balance of the loans guaranteed. The total principal amount guaranteed as at 30th June, 2002 was € 823.8 million.

PRIVATISATION CERTIFICATES

Holders of two series of privatisation certificates issued by the Hellenic Republic are entitled to exercise rights to exchange their certificates for ordinary shares sold in the international offering and the Greek offering on a preferential basis. The Hellenic Republic issued one series of privatisation certificates, in October 1998, in an amount of € 500 million, and another series of privatisation certificates in October 2001, in an amount of € 1.7 billion. Holders of both series of privatisation certificates are entitled to a 5% discount from the offer price. Holders of privatisation certificates are entitled to preferential allocation over 64% of the shares to be sold in the international offering and the Greek offering. To the extent that holders of privatisation certificates do not exercise their right to exchange their certificates for our shares, the shares will be made available in the combined offering.

THE ATHENS STOCK EXCHANGE AND SETTLEMENT

GENERAL

The ASE commenced operations in 1880 to trade Greek government bonds and shares of the National Bank of Greece. Four years later, the ASE officially opened as an exchange following the election of its first board of directors. The ASE created a new market, known as the parallel market, in 1988 to help smaller and newly established companies issue shares to the public. Historically, these companies were unable to meet the stricter listing criteria of the main market. In 2000, the ASE created the New Stock Market ("NEHA") for the listing of the shares of small and medium capitalisation innovative companies with potential for rapid growth.

The ASE has operated continuously since 1880 and recently established a number of subsidiaries, including the Thessaloniki Stock Exchange Centre, whose purposes are the facilitation of the listing on the parallel market of companies operating in Northern Greece and the trading, through the ASE trading system, by investors residing in Northern Greece. Additionally, the ASE has established the Systems, Development and Support House of the Capital Markets and the Capital Market Training Centre, the purposes of which are the proposal of measures for modernising and enhancing capital markets in Greece and the provision of educational support to persons involved in capital market activities, respectively. In 1995, the ASE's corporate status was transformed into a company limited by shares (a *"société anonyme"*). Although the ASE is controlled by the Hellenic Republic, a large tranche of its shares was sold to banks and securities firms in 1998, reducing the Hellenic Republic's interest to 47.68%. Today, all the shares in the ASE are held by a company under the trade name "Greek Stock Exchanges Holdings Société Anonyme", which was formed on 29th March, 2000. All the shareholders of ASE, prior to its acquisition by Greek Stock Exchanges Holdings Société Anonyme, are now shareholders in the latter, with the Hellenic Republic currently holding 33.4% of the share capital. Greek Stock Exchanges Holdings Société Anonyme has a share capital of approximately € 359 million.

As at 22nd November, 2002, 354 companies had shares listed on the Main and Parallel Markets of the ASE (239 and 110 companies, respectively) and five companies had shares listed on the New Stock Market, with an aggregate market capitalisation of € 71.2 billion.

The ASE is one of the two stock exchanges operating in Greece, the other being the Athens Derivatives Exchange. The Greek capital markets and the ASE in particular are regulated under a series of laws and regulations issued by the Ministry of Finance, the Capital Markets Committee ("CMC"), and the board of directors of the ASE.

MEMBERSHIP OF THE ASE

All transactions through the ASE may only be carried out by brokers that are members of the ASE. Membership of the ASE is subject to the licensing requirements stipulated in the Investment Services Directive and to the approval of the board of directors of the ASE. Brokerage firms that are members of the ASE must appoint at least one official representative authorised to conduct ASE transactions. The CMC generally approves such appointment, provided the representative fulfils certain qualifications required by law and pass an examination set by the CMC.

As at 30th June, 2002, the ASE had 91 members, the vast majority of which were brokerage firms. The minimum capital requirement in order to qualify as an ASE member is € 0.6 million. ASE members may engage in transactions on the trading floor on behalf of their clients or on their own behalf. Brokerage firms with a share capital in excess of € 2.9 million are also permitted to provide underwriting services on behalf of an issuing company for new issuances of shares on the ASE. Pursuant to the EU Investment Services Directive, which was implemented in Greece in April 1996 pursuant to Law 2396/1996, investment services may only be provided in Greece by "Investment Services companies" with a minimum share capital of € 0.6 million, or € 2.9 million if engaging in underwriting, that have received an appropriate operating licence from the CMC. Investment services within the scope of the Directive include the receipt and transfer of orders from investors to effect stock exchange transactions, the execution of such orders (or engagement in transactions on the trading floor on behalf of client-investors) and the underwriting, in total or in part, of an issue of securities. Effecting transactions on the ASE is also subject to the granting of membership to an Investment Services company by the ASE. Since 1st January, 2000 credit institutions have been

entitled to become members of the ASE. "Orders Companies" are companies that are only allowed to receive and transfer their clients' orders to Investment Services companies, and are prohibited from engaging in transactions on the trading floor on their clients' behalves or from acting as a custodian for their clients' shares. The receipt and transfer of shares by Orders Companies are governed by Law 2396/1996 as well as the CMC. Following a resolution of the board of director of the ASE in March 2001, as of June 2001 investment services companies established in the European Union or the European Economic Area may become "remote members" of the ASE without being required to obtain a permanent establishment in Greece.

STOCK MARKET INDICES

The most commonly followed index in Greece is the ASE Composite Index, a market capitalisation index which tracks the price movement in the shares of 60 leading Greek companies. PPC constituted approximately 6.64% of the index, as at 27th September, 2002.

The following table sets out the movement of the ASE Composite index. The highs and lows are for the periods indicated and the close is on the last trading day of the period:

Year	High	Low	Close
1997	1,794.1	954.5	1,479.6
1998	2,825.5	1,380.1	2,737.6
1999	6,355.0	2,798.2	5,535.1
2000	5,794.9	3,213.4	3,388.9
2001	3,360.5	2,105.6	2,591.6
2002(1)	2,646.4	1,727.1	1,858.9

(1) Through 22nd November, 2002.

Another composite index, the FTSE/ASE-20, was introduced in September 1997. This index is made up of the 20 largest companies listed on the ASE, including PPC. PPC constituted approximately 2.9% of the FTSE/ASE-20 Index, as of 22nd November, 2002.

TRADING ON THE ASE

ASE trading takes place every week from Monday to Friday, except for public holidays. The daily trading session starts at 11:00 a.m. and ends at 4:00 p.m. Athens time. The ASE consists of three separate markets: the Main Market (where the vast majority of securities is traded), the Parallel Market (for smaller companies, which may not satisfy the stricter listing criteria of the Main Market) and NEHA (for small, innovative companies with potential for rapid growth). The Main Market's, the Parallel Market's and NEHA's schedules each consist of a pre-opening session and a continuous automated matching session.

A 30-minute pre-opening session, operating through a call auction method, precedes the trading session from 10:30 a.m. to 11:00 a.m. The call auctions provide for the entry of orders to be collected and then executed in a batch. Auction matching takes place at one price. The objective of the pre-opening auction is to maximise the volume of shares traded at the auction price by calculating the price at which the greatest number of securities can be matched.

The trading system of the ASE operates in a physical marketplace in central Athens although the system is fully automated and orders may be placed from remote locations. After the pre-opening auction session, orders are executed in continuous trading following the price and time priority rule: orders are ranked by price and orders at the same price are ranked based on time of entry into the system. Incoming orders always match with pre-existing orders already included in the ranked list. Buy and sell orders can match in any number of multiples of the lot size defined for that security. Depending on the order's price type (limit or market), the order matches against eligible orders in the book, progressing from the best price to the worst available until the order's quantity is exhausted.

If no "limit order" exists (or an order for which the price is specified) for a security on a given day, the system uses the previous closing price as the opening price. If limit orders have been entered at a specified price prior to the commencement of the trading period, the system uses these orders to determine the opening prices.

On 1st June, 2001, the ASE introduced a two-scaled price fluctuation limit. In principle, all securities' prices are eligible to 12% fluctuations from the closing price of the preceding trading session. However, if the price of a security remains at the best bid offer (if all incoming purchase orders at limit up or sale orders at limit down) for 15 minutes then the 12% limit is extended by a further 6%. Thus, on aggregate, the price of a security listed on ASE on a certain day is not permitted to fluctuate more than 18% from its closing price on the previous day. The 6% expansion applies only to securities of the continuous trading state; it does not apply to securities which are under surveillance by the ASE. Securities may be put under surveillance by the ASE in special circumstances, such as when an investigation is conducted into the corporate affairs of the issuer or when the securities are experiencing particularly low levels of trading volume. The price fluctuation of securities of the auction market is limited to the 12% range. Newly listed securities are allowed to fluctuate freely during the first three sessions of their listing.

Trades of equity securities with a value exceeding € 600,000, or representing at least 5% of a listed company's share capital, may be conducted through the ASE but following a special procedure. Under this special procedure, the parties involved, the number of shares to be sold and the price range are pre-agreed. These trades, known as block trades, may be conducted through a special procedure of the electronic trading system. There is a limit to the parties in a block trade; in particular, up to three persons may participate as either buyers or sellers, with only one person on the other side of the trade. This limitation in the number of parties involved does not apply to block trades of equity securities of a listed company with total assets of at least € 1.5 million. Block trades may take place at prices that follow certain rules based on the price deviation percentage from the current traded price:

- at the current price of the security, when the value of the block trade ranges from € 0.6 million to € 1.1 million;
- at 5% from the current price of the security, when the value of the block trade ranges from € 1.1 million to € 2.3 million; and
- at 10% from the current price of the security, when the value of the block trade ranges from € 2.3 million and above.

All block trades require the approval of the ASE's Trading Committee and the prior approval of the president of the ASE if the trade value is at least € 1.2 million.

Equity securities representing up to 0.5% of the total number of equity securities of the same class of a listed company may be traded over the counter without being subject to the price fluctuation limitations, provided that neither party is participating in the transaction in the course of its business.

The above price limitations do not apply in the following five instances:

- when the shares traded represent more than 30% of the total number of shares of a particular category (i.e., preferred or common);
- for simultaneous transfers of shares of more than one category between the same parties, provided the percentage of the total shares offered or asked equals or exceeds 30% of the share capital of the issuer, irrespective of the percentage per category of shares transferred;
- for block trades exceeding € 146.7 million of (a) majority Greek government-owned listed companies' shares or (b) block trades of shares of listed companies with total assets exceeding € 1.5 billion and conducted through specific offering procedures set forth in a decision of the board of directors of the ASE;
- for block trades resulting in the sale of at least 10% of the total paid up share capital of a listed company having total market capitalisation of at least € 14.6 million;
- for transfers of share blocks in the context of an initial public offering or in the context of an initial public offering and a private placement as long as they are regulated by an ad hoc ASE board of directors' decision; and
- for transfers of share blocks by underwriters who acquired shares for stabilisation purposes to shareholders who previously sold the shares for the same purposes in the context of an initial public offering or in the context of an initial public offering and a private placement.

All prices of completed transactions are published on electronic screens in the ASE, although the prices of block trades do not affect the current trade price or the closing price. All transactions require cash settlement within three business days of the trade date. Trades are noted in the official register of the ASE, and all information on bids and offers is made available to Telerate and Reuters on a continuous basis. Bond trading is conducted by agreement among brokers on the electronic system.

Shares may be traded in lots of five, 10 and 25 shares according to the trading lot size of each security.

Prices of all securities listed on the ASE are published in the ASE official daily price bulletin.

SETTLEMENT, CLEARANCE AND THE CENTRAL SECURITIES DEPOSITARY

Settlement of both registered and bearer shares listed on the ASE is effected through the CSD. The CSD was founded in February 1991 as a *société anonyme*. The CSD is responsible for settling and clearing ASE transactions, and holding the shares deposited with it in book entry form. The CSD is administered by a seven-member board of directors. Its shareholders are the members of the ASE, banks listed on the ASE, companies managing mutual funds and portfolio investment companies.

Book entry of listed securities was introduced by virtue of Law 2396/1996, as amended. The dematerialisation of Greek shares commenced in March 1999, with the market becoming fully dematerialised in December 1999.

To participate in the dematerialised system of securities ("SAT") each investor is required to open a dematerialisation account, which is identified by a dematerialised account number ("SAT account"). Shareholders who wish to open an SAT account can appoint one or more ASE members or custodian banks as authorised operators ("Operators") of their SAT accounts. Only the Operators have access to balances and other information concerning a SAT account.

The settlement and clearance procedure through the CSD consists of three stages:

- first, a notification by the ASE to the CSD of the transactions completed within each trading day. More specifically, on trade date T, following the closing of the trading day, the ASE sends electronically to the CSD a file containing information on the trading activity of the day. The file is downloaded to the Dematerialised Securities System ("DSS"), where securities and values of trades (buy or sell) are aggregated per investor, broker, security and type of trade, and then the weighted average value of the trade is calculated by dividing the total value of the trades by the quantity of securities traded (trade averaging);

- second, a notification by the brokers to the CSD of the SAT account of the seller and buyer and the number of shares to be debited and credited to their respective SAT accounts. The brokers are required to notify to the CSD each trade along with the broker's account for the securities to be credited or debited to the relevant accounts. This is completed by day T+3. Following the notification of the SAT account of the seller, the shares sold are "temporarily blocked" for transfer purposes. Under Greek law, a person may not enter into sales of securities on the ASE if such person does not have full and unencumbered title to, and possession of, the securities being sold at the time the order is matched. Short sales of securities listed on the ASE are strictly regulated by the Capital Markets Commission and permitted in the case of contracts previously executed on the Athens Derivatives Exchange; and

- third, settlement cycles are carried out on day T+3 in time intervals determined by the DSS, which also transfers the securities from the securities accounts of the sellers to the securities accounts of the buyers and simultaneously executes the equivalent debits and credits of the brokers' cash accounts in the cash settlement bank. The settlement is multilateral and is executed in accordance with the delivery versus payment principle. By day T+3, brokers are required to deposit in the cash account, which they hold for this purpose in the cash settlement bank, the amount of cash corresponding to their cash obligation. The results of the settlement, as reflected in the investors' securities accounts and the brokers' cash accounts, are deemed final and irrevocable. Bilateral clearance is also possible in exceptional circumstances, and in accordance with the DSS regulations. The transfer of shares is effected by debiting the SAT account of the seller and crediting the SAT account of the buyer on the settlement date.

The ASE may invalidate a transaction if it considers it necessary for the protection of the investors, in particular in cases of fraud.

Liabilities of brokerage firms resulting from their trading activities are guaranteed by the Athens Stock Exchange Guarantee Fund, to which each ASE member contributes, and which is operated as a separate legal entity.

FOREIGN INVESTMENT AND FOREIGN EXCHANGE CONTROLS IN GREECE

There are currently no exchange controls in Greece that would restrict the payment of dividends or other capital distributions to a holder of shares or GDRs outside Greece, and there are currently no restrictions in Greece that would affect the right of a non-Greek holder of shares or GDRs to dispose of his shares or GDRs, as the case may be, and receive the proceeds of such disposal outside Greece.

All forms of capital movement in and out of Greece have been deregulated. Foreign investors may purchase securities listed on the ASE, as well as Greek Government bonds and treasury bills. Repatriation of capital and dividends and any other income on securities is fully deregulated provided the foreign investor has the following documents:

- the certificate of a broker or other relevant person evidencing the purchase of the securities;
- the certificate of the company as to the entitlement of the payment of dividends; and
- in the event of the sale of securities, the certificate of a broker, or some other form of written proof, that the relevant securities were sold for euros in Greece with a view to exporting the sale proceeds.

DESCRIPTION OF OUR SHARE CAPITAL

We were incorporated as a *société anonyme* on 1st January, 2001 under the Liberalisation Law and pursuant to Presidential Decree 333/2000 for a term of 100 years, which may be extended by a resolution of the shareholders' general assembly. We have our corporate seat in the Municipality of Athens, Greece. We are registered under number 47829/06/B/00/2 in the Register of Companies and our executive offices are at 30 Chalkokondyli Street, 10432 Athens, Greece. Presidential Decree 333/2000 constitutes our articles of incorporation. The following discussion of our articles of incorporation is qualified in its entirety by reference to the full text of our articles of incorporation.

GENERAL

Our authorised share capital as at the date of this offering circular is € 679,760,000 divided into 232 million registered shares with nominal value of € 2.93 each. The Hellenic Republic owns approximately 84% of our share capital. The Hellenic Republic intends to transfer, prior to the offering, approximately 2% of its stake in our share capital to DEKA. In the event that DEKA receives the shares, it will offer such shares in the combined offering. Our initial share capital, created by Presidential Decree 333/2000, was GRD 220 billion (€ 645.6 million) divided into 220 million registered shares with nominal value of GRD 1,000 each. Our shareholders approved a capital increase of 12 million shares at an extraordinary general assembly held on 22nd November, 2001. Following the completion of the initial combined offering of our shares by us and the Hellenic Republic on 12th December, 2001, our total paid-up share capital increased to GRD 232 billion (€ 680.9 million) divided into 232 million shares. By a decision of our shareholders at the extraordinary general assembly held on 6th June, 2002, our share capital and the nominal value of our shares were converted into euro by means of a share capital reduction of € 1.09 million, which allowed for the rounding up of the nominal value of our shares to € 2.93 each. By a decision of our shareholders at the extraordinary general assembly held on 15th November, 2002, our share capital increased by € 387,440,000 through the increase of the par value per share by € 1.67. For this increase, we used the reserve resulting from the redenomination of the share capital from GRD to euro and we capitalised part of the fixed assets statutory revaluation surplus. Our extraordinary general assembly of our shareholders held on 15th November, 2002, was adjourned and concluded on 22nd November, 2002. The share capital increase is conditional upon the granting of the approval by the competent authorities. Upon granting of such approval, our share capital will be € 1,067,200,000 divided into 232 million registered shares with nominal value of € 4.60 each, which we expect to occur after the combined offering.

FORM AND TRANSFER OF SHARES

Our ordinary shares are in registered and dematerialised (book-entry) form. Transfers of ownership of dematerialised shares are effected through the ASE and the CSD by registration of the transaction in the CSD's records. The securities accounts of the investors are credited and debited by the account operators after each transaction. Transfers may also be effected, subject to certain requirements pursuant to Law 3632/1928, through an "off-exchange" transaction under a written agreement. A copy of this agreement, together with a form indicating the securities accounts of the parties, must be delivered to the CSD, which subsequently registers the transfer in its records.

The CSD issues certificates to shareholders containing provisions regarding the capacity of the shareholders, the share identification data, the number of shares owned, the reason for the certificate's issuance as well as any possible encumbrances over the shares. These certificates are issued by the CSD following a shareholder's request addressed to the CSD, either directly or through an account operator. Certificates may also be issued directly by an account operator through the Dematerialised Securities System ("DSS"), following a shareholder's request to the account operator, provided that the shares for which the certificates are requested are held through an account managed by the account operator. The person whose name appears in the CSD's records will be considered to be the shareholder of a dematerialised share.

Pursuant to Greek law and under limited circumstances, companies may purchase their own shares. The most common of such circumstances is the acquisition of shares by a company for the purposes of distribution of the company's shares to its employees or to the employees of an affiliated company.

In addition, companies whose shares are listed on the ASE may acquire, directly or through a third person, shares representing up to 10% of their own share capital. This process allows stabilisation of a company's share price in circumstances where it is believed that the share price is substantially lower than that which would correspond to the state of the market, given the financial condition and prospects of the company. According to Greek company law, the decision to stabilise is taken by the company's general assembly of shareholders on the basis of a 20% quorum of the entire paid-up share capital and an absolute majority of 50% of the paid-up share capital represented at the general assembly plus one share. According to our articles of incorporation, a 50% quorum of the entire paid-up share capital and an absolute majority of 50% of the paid-up share capital represented at the general assembly plus one share, is required for us to take a decision to stabilise. The decision of a company's board of directors to convene a general assembly and the decision of the general assembly of the shareholders must be communicated to the ASE and the CMC. The purchased shares must be fully paid-up and acquired from the market and the Collective Investments in Tradeable Securities Organisations ("OSEKA"); otherwise, the purchase may be declared invalid by the CMC. The purchased shares must be sold or distributed to the company's employees within three years of their purchase or otherwise must be cancelled. The board of directors must communicate both the decision to sell and the decision to cancel to the ASE. In addition, the decision to sell must be published in at least two daily newspapers with circulation throughout Greece, at least 10 days in advance of the purchase, and any decision to cancel the purchase must be communicated to the Ministry of the National Economy. All shares acquired by us cannot be voted but may be taken into account for the purpose of assessing a quorum.

DISCLOSURE REQUIREMENTS

When, as a result of a transfer of shares listed on the ASE, a person owns or indirectly controls a percentage equal to or in excess of 5%, 10%, 20%, 33⅓%, 50% or 66⅔% of the voting rights of the relevant company, or such ownership or control falls below these levels, the holder is required to notify the company and the ASE of his holdings and percentage of voting rights in writing within one calendar day. When a person holds an interest of more than 10% of the voting rights of a company whose securities are listed on the ASE and that person's interest increases or decreases by more than 3% (or 1½% when the shares of the company have been listed on the ASE for less than 12 months) of the total voting rights in the company, then that person is similarly required to notify the company and the ASE authorities within one calendar day, and at the latest one hour prior to the commencement of the ASE session that follows the transaction.

Decision 14212/1/195/19.07.2000 of the CMC regulates the public take-over bid for securities that are listed on the ASE. Pursuant to this decision, anyone who proceeds with a take-over bid for a public company must address to the shareholders a bid for the acquisition of at least 50% of the total number of shares of that company, specifying the minimum number of shares which must be accepted for the bid to remain in force. In addition, any person who acquires shares and due to such acquisition holds more than 50% of the total voting rights of the company for whose shares he is bidding, is obliged within 30 days to make a public take-over bid for the remaining shares of that company (subject to certain exceptions and qualifications).

Such a public take-over bid must be announced, prior to its announcement to the public, to the CMC and the board of directors of the target company and within the next day in the Daily Price Bulletin of the ASE, one major daily newspaper, one major financial newspaper, and if the company is listed on a foreign stock exchange, in a financial newspaper at the registered seat of that foreign stock exchange. The bidder must also issue and make public (following the approval of the CMC) an information memorandum containing certain data required by the CMC. The results of the bid are to be published within 48 hours from the end of the acceptance period.

If a shareholder holds 10% or more of any class of shares of a listed company and intends within three months or less to acquire or transfer shares of the same class representing more than 5% of the share capital of the company, the shareholder must notify the ASE of the intended transaction volume, the time period within which the transactions will be effected and the brokerage company through which the transactions will be effected.

For 30 days from the end of the period for which quarterly financial statements of the company are being issued or for a shorter time period until the publication of such financial statements, as well as from the time any confidential information comes to their possession in any way, shareholders

holding more than 20% of the share capital of a company, members of a company's board of directors, executive officers of a company, a company's internal auditors and legal counsel, as well as a company's affiliates, may effect transactions in shares of the company or in derivatives related to shares of the company or its affiliates, only after prior notification to the board of directors of the company and publication of such notification in the Daily Price Bulletin of the ASE at least one day prior to the transaction.

VOTING RIGHTS AND RESTRICTIONS

Each share gives the holder the right to cast one vote at a general assembly of shareholders.

In case the participation percentage of a shareholder or affiliated companies exceeds 5% of our share capital, such shareholder will not have the right to be present and vote at the general assembly for the percentage of his holdings exceeding 5%.

Banks and other organisations with registered offices abroad which, according to the laws of the country of their establishment based on the shares they hold, issue titles, or depositary receipts, representing shares and provided such titles have been issued in favour of a particular shareholder at a percentage above 5%, will not have the right of presentation and voting in favour of the specific shareholder as concerns the percentage of the shareholder's holdings exceeding 5%.

The Hellenic Republic cannot, by law, hold less than 51% of our voting shares after each increase of share capital.

DIVIDENDS

We may only pay dividends out of profits for the preceding financial year and any distributable reserves after the annual financial statements are approved by the general assembly of sharehold-ers. Before the payment of dividends, we must allocate annually 5% of our net profits to the formation of a legal reserve until this legal reserve equals, or is maintained at a level equal to, at least one-third of our share capital.

According to our articles of incorporation and Greek company law, we are required to pay a minimum dividend equal to the greater of (a) 6% of our paid-up share capital or (b) 35% of our net profits for that year after the formation of legal reserves. According to Law 148/1967, as amended, a company's general assembly, acting with the majority of at least 65% of the paid-up share capital, may decide not to pay the minimum dividend. In this case, the undistributed dividends of up to at least 35% of the net profits for that year are transferred to a special reserve account. This reserve account must be capitalised within four years from its formation by the issuance of new shares, which are distributed to the shareholders as a share dividend. By a resolution of the general assembly, passed by a majority representing at least 70% of the paid-up share capital, the undistributed dividends can be transferred into reserves or otherwise applied. Under our articles of incorporation, the general assembly of shareholders can decide to distribute any net profits remaining after allocation to the ordinary reserve and distribution of the minimum dividend through the issuance of new shares, which are distributed to the shareholders as share dividends. This decision requires an Increased Quorum and Increased Majority, each as defined below. However, the decision not to distribute a dividend of net profits equal to 6% of the share capital would require a unanimous decision of all shareholders present at a general assembly of our shareholders.

Within six months following the end of our financial year, an annual general assembly of our shareholders is convened to approve our financial statements and the distribution of a dividend to shareholders with respect to the previous financial year. The annual general assembly is duly convened when a quorum representing one-third of the paid-up share capital is present. Decisions of the annual general assembly are taken by an absolute majority of voting shareholders in attendance. The amount approved for distribution shall be paid to shareholders within two months of the resolution approving our annual financial statements. Dividends not claimed by shareholders within five years of their distribution are forfeited in favour of the Hellenic Republic.

According to Greek company law, we may pay interim dividends with the approval of the board of directors if, at least 20 days before such payment, our interim financial statements are submitted to the Greek Ministry of Development and published in the Greek Government's Gazette and in a Greek financial newspaper. Such dividends cannot exceed one-half of the net profits as set forth in

the interim financial statements. The board of directors has the authority to declare and pay such dividends without obtaining the approval of shareholders in the general assembly.

Finally, according to our articles of incorporation and Greek company law, no distribution may be made if at the end of the last financial year our own funds that are shown in the balance sheet are lower, or will be lower after the distribution, than the aggregate of the share capital and the reserves that may not be distributed.

GENERAL ASSEMBLY OF SHAREHOLDERS

Pursuant to our articles of incorporation and Greek company law, the general assembly of shareholders (which is the supreme corporate body of a Greek *société anonyme*) is entitled to decide on any and all company affairs. Its resolutions are binding on our board of directors and executive officers as well as all shareholders, including those absent from the general assembly and those dissenting.

The general assembly is the only competent body to decide, among other matters, (a) the extension of the duration of our company, our merger, revival, de-merger or dissolution, (b) amendments to our articles of incorporation, (c) increases or reductions of our share capital (except for increases authorised by the board of directors, as described below), (d) the issuance of bonds or convertible bonds (except for the issuance of convertible bonds authorised by the board of directors, as described below), (e) election of members of the board of directors and the Chairman, (f) the appointment of auditors and liquidators, (g) the distribution of annual profits, (h) the approval of the annual financial statements, (i) transformation of the company into a different corporate form and (j) the release of the board of directors and auditors from liability upon acceptance of the financial statements.

The ordinary general assembly is in principle convened by the board of directors and is held regularly within six months of the end of each financial year. The board of directors may convene an extraordinary general assembly when and as it deems necessary. According to our articles of incorporation and Greek company law, chartered auditors are also entitled to request the Chairman to convene an extraordinary general assembly within ten days of the notification of such request.

A simple quorum for our general assembly is met whenever shareholders holding at least 50% of the paid-up share capital are present or represented at the assembly ("Simple Quorum"). If a Simple Quorum is not achieved, the general assembly convenes again within 20 days from the date of the previous assembly. At such adjourned assembly, the general assembly is in quorum and decides lawfully on all items of the initial agenda whenever shareholders holding 20% of the paid-up share capital are present or represented at the assembly. In case such quorum is not obtained, the general assembly convenes again within 30 days from the date of the previous assembly. At this subsequent assembly, the general assembly is in quorum and may decide on all items of the initial agenda irrespective of the number of shareholders present.

Certain extraordinary resolutions by the general assembly require, however, an increased quorum of two-thirds of the paid-up share capital present either in person or by proxy ("Increased Quorum"). These extraordinary resolutions include: (a) a change in our objects, (b) an increase in the obligations of shareholders, (c) an increase in our share capital if such increase is not made pursuant to a decision of our board of directors in accordance with our articles of incorporation, or enforced by law, or made after a capitalisation of reserves, (d) a reduction of our share capital, (e) the limitation or waiver of the pre-emptive rights of our shareholders where an increase in our share capital is not effected through a contribution in kind or the issuance of convertible bonds, (f) the merger, de-merger, conversion, extension of duration or dissolution of our company, (g) the issuance of a loan by bonds convertible into shares if this issuance is not made pursuant to a decision of our board of directors in accordance with our articles of incorporation, (h) the granting or renewal of the power of the board of directors to increase our share capital, (i) any amendment to provisions of our articles of incorporation governing the definition and use of increased quorum and majority, (j) the alteration of our way of disposing of profits and (k) change of our nationality.

In the event that an Increased Quorum is not achieved, the general assembly is adjourned and the required quorum at the adjourned general assembly is met when shareholders representing at least 50% of the paid-up share capital are present. Furthermore, where this 50% is not achieved, the

adjourned general assembly will be quorate when shareholders representing at least one-third of the paid-up share capital are present or represented by proxy.

In general, resolutions at a general assembly are passed by a simple majority of the votes present or represented by proxy ("Simple Majority"). However, when an Increased Quorum is required, resolutions at a general assembly are passed by a majority of two-thirds of the paid-up share capital present or represented by proxy ("Increased Majority"). The same rule applies in case of any adjourned general assembly requiring an Increased Quorum.

ISSUE OF ORDINARY SHARES AND PRE-EMPTIVE RIGHTS

Our share capital may be increased pursuant to a decision adopted by a general assembly of shareholders. This decision of a general assembly requires a quorum of two-thirds of the paid-up share capital. If such quorum is not achieved, a second general assembly will be held that will require a quorum of 50% of the paid-up share capital and if such quorum is not achieved again, the quorum requirement for the third general assembly decreases to one-third of the paid-up share capital. This decision of a general assembly must be adopted by a majority of two-thirds of the votes present or represented thereat. In all cases where our reserves exceed 25% of the paid-up share capital, a decision of a general assembly with Increased Quorum and Increased Majority is required to increase our share capital.

For a period of five years after incorporation as a *société anonyme,* our share capital may be increased, pursuant to a decision taken by a two-thirds majority of the board of directors, (a) by an amount not exceeding the initial paid-up share capital (€ 645.6 million) or (b) by taking out a loan or issuing bonds convertible into shares up to an amount not exceeding half of the paid-up share capital. The general assembly of shareholders may increase our share capital by the issue of new shares up to an amount no greater than five times the initial paid-up shares capital (€ 645.6 million) pursuant to a decision taken by a Simple Quorum and Simple Majority of the shareholders at a general assembly. Authorisations may be renewed by a resolution of the shareholders in a general assembly for a period of time not exceeding five years in each case. Thereafter, under our articles of incorporation and Greek company law, the board of directors may increase our share capital by issuing new shares or by taking out a loan or issuing bonds convertible into shares for the first period of five years after incorporation and, after the end of such period, pursuant to a grant of authority under a decision of a general assembly which requires a quorum of two-thirds of the paid-up share capital and a majority of two-thirds of the votes present or represented at the general assembly. The share capital increase may not exceed one-half of the amount of the paid-up share capital at the date when this authority was granted to the board of directors. The decision of the board of directors must be approved by a two-thirds majority of the board of directors. The board of directors' authority is granted for a five-year period and may be renewed by a general assembly for a further five-year period. If our reserves exceed one quarter of the paid-up share capital, a decision by our general assembly of shareholders taken by an Increased Quorum and Increased Majority is always required for an increase of our share capital.

An increase of our share capital approved under the preceding paragraph will not require an amendment to the articles of incorporation. Any other increase of our share capital must be effected by amending the articles of incorporation. All share capital increases which are not effected through contributions in kind, or by issuing bonds convertible into shares, shall be offered on a pre-emptive basis to the existing shareholders according to their shareholding participation in our company, unless the pre-emptive rights of the shareholders have been limited or waived by a decision of a general assembly. This decision of a general assembly requires a quorum of two-thirds of the paid-up share capital. If such quorum is not achieved, the quorum requirement decreases to 50%, and then to one-third of the paid-up share capital. The required majority for a decision of a general assembly is an Increased Majority. If and to the extent the existing shareholders do not exercise their pre-emptive rights within the prescribed period (which must be at least one month), the board of directors can dispose of the surplus shares.

RIGHTS OF MINORITY SHAREHOLDERS

Our articles of incorporation and Greek company law provide that upon request by shareholders representing 5% of our paid-up share capital, (a) the board of directors is obliged to convene an extraordinary general assembly of shareholders within 30 days of the request, (b) the chairman of

the general assembly is obliged to allow one postponement of the adoption of resolutions by general assembly provided an adjourned meeting is convened within 30 days to reconsider the resolutions, (c) the resolution of any matter included on the agenda for the general assembly is adopted by a roll call, (d) the board of directors must disclose to the general assembly any amounts we paid to the directors, our senior management or to our employees during the course of the last two years and any agreements concluded between our company and such persons and (e) the board of directors must provide information concerning the affairs of our company useful for the evaluation of the items on the agenda, although the board of directors can refuse such a request based on reasonable grounds, which must be recorded in the minutes in accordance with our articles of incorporation and Greek company law.

Shareholders representing 5% of our paid-up share capital have the right to request a competent court to order an investigation of our company if it is believed that actions taken by the board of directors violated applicable law or our articles of incorporation.

Shareholders representing one-third of our paid-up share capital have the right to request a competent court to review our operations, when it is believed that we are not properly managed. Shareholders representing one-third of the paid-up share capital have the right to request the board of directors, even if they are represented on the board of directors, to provide them with information on the conduct of our business. The board of directors is obliged to provide such information, although it can refuse such a request on reasonable grounds, which must be recorded in the minutes in accordance with law and our articles of incorporation.

RIGHTS ON LIQUIDATION

A liquidation procedure involves the dissolution of our company either (a) after expiration of the initial duration period of our company, or (b) following a relevant decision of the general assembly taken by a quorum of shareholders representing two-thirds of our paid-up share capital being present or represented at the general assembly and two-thirds voting majority of the shareholders present or represented in such general assembly. During liquidation, a general assembly has the authority to designate at least two liquidators who have all the rights ordinarily held by the board of directors. One of the liquidators represents the minority shareholders. The board of directors ceases to exist upon the appointment of the liquidators.

Upon the passing of the resolution on liquidation, the liquidator(s) shall draw-up an inventory of all our assets, complete pending transactions and sell our assets to the extent necessary to discharge our liabilities (excluding all amounts owed to the shareholders). Following the discharge of all our liabilities, the board of directors or the liquidator(s), as the case may be, shall reimburse the shareholders in full satisfaction of all amounts due to each of them in respect of their initial or further capital contributions and shall distribute to the shareholders pro rata the remaining Company assets.

During the liquidation procedure, the general assembly is entitled to all rights under our articles of incorporation and Greek company law.

TERMS AND CONDITIONS OF THE GLOBAL DEPOSITARY RECEIPTS

The following terms and conditions (subject to completion and amendment and excepting sentences in italics) will apply to the GDRs, and will be endorsed on each GDR certificate:

The Global Depositary Receipts ("GDRs") represented by this certificate are each issued in respect of one share of par value € 2.93 each (the "Shares") in Public Power Corporation S.A. (the "Company") pursuant to and subject to an agreement dated 12th December, 2001, as amended on ● December, 2002 and made between the Company and The Bank of New York in its capacity as depositary (the "Depositary") for the "Regulation S Facility" and for the "Rule 144A Facility" (such agreement, as amended from time to time, being hereinafter referred to as the "Deposit Agreement"). Pursuant to the provisions of the Deposit Agreement, the Depositary has appointed National Bank of Greece as Custodian (the "Custodian") to receive and hold on its behalf any relevant documentation respecting certain Shares (the "Deposited Shares") and all rights, interests and other securities, property and cash deposited with the Custodian which are attributable to the Deposited Shares (together with the Deposited Shares, the "Deposited Property"). The Depositary shall hold Deposited Property for the benefit of the Holders (as defined below) as bare trustee in proportion to their holdings of GDRs. In these terms and conditions (the "Conditions"), references to the "Depositary" are to The Bank of New York and/or any other depositary which may from time to time be appointed under the Deposit Agreement, references to the "Custodian" are to National Bank of Greece or any other custodian from time to time appointed under the Deposit Agreement and references to the "Main Office" mean, in relation to the relevant Custodian, its head office in the city of Athens or such other location of the head office of the Custodian in Greece as may be designated by the Custodian with the approval of the Depositary (if outside the city of Athens) or the head office of any other custodian from time to time appointed under the Deposit Agreement.

The GDRs will upon issue be represented by interests in a GDR which represents Regulation S GDRs issued pursuant to the Deposit Agreement ("Regulation S Master GDR"), evidencing the GDRs offered and sold outside of the United States and Greece in offshore transactions in reliance on Regulation S under the Securities Act ("Regulation S GDRs"), and by interests in a GDR which represents Rule 144A GDRs issued pursuant to the Deposit Agreement ("Rule 144A Master GDR"), evidencing the GDRs offered and sold in the United States in accordance with Rule 144A under the Securities Act ("Rule 144A GDRs"). The GDRs are exchangeable in the circumstances set out in "Summary of Provisions Relating to the GDRs while in Master Form" for a certificate in definitive registered form in respect of GDRs representing all or part of the interest of the holder in the Master GDR.

References in these Conditions to the "Holder" of any GDR shall mean the person or persons registered on the books of the Depositary maintained for such purpose (the "Register") as holder. These Conditions include summaries of, and are subject to, the detailed provisions of the Deposit Agreement, which includes the forms of the certificates in respect of the GDRs. Copies of the Deposit Agreement are available for inspection at the specified office of the Depositary and each Agent (as defined in Condition 17) and at the Main Office of the Custodian. Terms used in these Conditions and not defined herein but which are defined in the Deposit Agreement have the meanings ascribed to them in the Deposit Agreement. **Holders of GDRs are not party to the Deposit Agreement and thus, under English law, have no contractual rights against, or obligations to, the Company or Depositary. However, the Deed Poll executed by the Company in favour of the Holders provides that, if the Company fails to perform the obligations imposed on it by certain specified provisions of the Deposit Agreement, any Holder may enforce the relevant provisions of the Deposit Agreement as if it were a party to the Deposit Agreement and was the "Depositary" in respect of that number of Deposited Shares to which the GDRs of which he is the Holder relate. The Depositary is under no duty to enforce any of the provisions of the Deposit Agreement on behalf of any Holder of a GDR or any other person.**

1. Withdrawal of Deposited Property and Further Issues of GDRs

1.1 Any Holder may request withdrawal of, and the Depositary shall thereupon relinquish, the Deposited Property attributable to any GDR upon production of such evidence of the entitlement of the Holder to the relative GDR as the Depositary may reasonably require, at the specified office of the Depositary or any Agent accompanied by:

(i) a duly executed order (in a form approved by the Depositary) requesting the Depositary to cause the Deposited Property being withdrawn to be delivered at the Main Office of the Custodian, or (at the request, risk and expense of the Holder, and only if permitted by applicable law from time to time) at the specified office located in New York, London or Athens of the Depositary or any Agent, or to the order in writing of, the person or persons designated in such order;

(ii) the payment of such fees, taxes, duties, charges and expenses as may be required under these Conditions or the Deposit Agreement;

(iii) the surrender (if appropriate) of GDR certificates in definitive registered form properly endorsed in blank or accompanied by proper instruments of transfer satisfactory to the Depository to which the Deposited Property being withdrawn is attributable; and

(iv) the delivery to the Depositary of a duly executed and completed certificate substantially in the form set out either (a) in Schedule 3, Part B, to the Deposit Agreement, if Deposited Property is to be withdrawn or delivered during the Distribution Compliance Period (such term being defined as the 40 day period beginning on the latest of the commencement of the Offering and the original issue date of the GDRs) in respect of surrendered Regulation S GDRs, or (b) in Schedule 4, Part B, to the Deposit Agreement, if Deposited Property is to be withdrawn or delivered in respect of surrendered Rule 144A GDRs.

1.2 Upon production of such documentation and the making of such payment as aforesaid for withdrawal of the Deposited Property in accordance with Condition 1.1, the Depositary will direct the Custodian, by tested telex, facsimile or SWIFT message, within a reasonable time after receiving such direction from such Holder, to deliver at its Main Office to, or to the order in writing of, the person or persons designated in the accompanying order:

(i) a certificate (if any) for, or other appropriate instrument of title (if any) to or evidence of a book-entry transfer in respect of the relevant Deposited Shares, registered in the name of the Depositary or its nominee and accompanied by such instruments of transfer in blank or to the person or persons specified in the order for withdrawal and such other documents, if any, as are required by law for the transfer thereof; and

(ii) all other property forming part of the Deposited Property attributable to such GDR, accompanied, if required by law, by one or more duly executed endorsements or instruments of transfer in respect thereof; provided however that the Depositary may make delivery at its specified office in New York of any Deposited Property which is in the form of cash;

PROVIDED THAT the Depositary (at the request, risk and expense of any Holder so surrendering a GDR):

(a) will direct the Custodian to deliver the certificates for, or other instruments of title to, or book-entry transfer in respect of, the relevant Deposited Shares and any document relative thereto and any other documents referred to in sub-paragraphs 1.2(i) and (ii) of this Condition (together with any other property forming part of the Deposited Property which may be held by the Custodian or its agent and is attributable to such Deposited Shares); and/or

(b) will deliver any other property forming part of the Deposited Property which may be held by the Depositary and is attributable to such GDR (accompanied, if required by law, by one or more duly executed endorsements or instruments of transfer in respect thereof);

in each case to the specified office located in New York or London of the Depositary (if permitted by applicable law from time to time) or at the specified office in Greece of any Agent as designated by the surrendering Holder in the order accompanying such GDR.

1.3 Delivery by the Depositary, any Agent and the Custodian of all certificates, instruments, dividends or other property forming part of the Deposited Property as specified in this Condition will be made subject to any laws or regulations applicable thereto.

1.4 The Depositary may, in accordance with the terms of the Deposit Agreement and upon delivery of a duly executed order (in a form reasonably approved by the Depositary) and a duly executed certificate substantially in the form of (a) Schedule 3, Part A of the Deposit Agreement *(which is described in the following paragraph)* by or on behalf of any investor who is to become the beneficial owner of the Regulation S GDRs or (b) Schedule 4, Part A of the Deposit Agreement *(which is described in the second following paragraph)* by or on behalf of any investor who is to become the beneficial owner of Rule 144A GDRs from time to time execute and deliver further GDRs having the same terms and conditions as the GDRs which are then outstanding in all respects (or the same in all respects except for the first dividend payment on the Shares corresponding to such further GDRs) and, subject to the terms of the Deposit Agreement, the Depositary shall accept for deposit any further Shares in connection therewith, so that such further GDRs shall form a single series with the already outstanding GDRs. References in these Conditions to the GDRs include (unless the context requires otherwise) any further GDRs issued pursuant to this Condition and forming a single series with the already outstanding GDRs.

The certificate to be provided in the form of Schedule 3, Part A, of the Deposit Agreement certifies, among other things, that the person providing such certificate is not a US person (as defined in Regulation S under the US Securities Act of 1933, as amended (the "Securities Act")), is located outside the United States and will comply with the restrictions on transfer set forth under "Transfer Restrictions and Settlement".

The certificate to be provided in the form of Schedule 4, Part A, of the Deposit Agreement certifies, among other things that the person providing such certificate is a qualified institutional buyer (as defined in Rule 144A under the Securities Act ("QIB")) or is acting for the account of another person and such person is a QIB and, in either case, will comply with the restrictions on transfer set forth under "Transfer Restrictions and Settlement".

1.5 Any further GDRs issued pursuant to Condition 1.4 which correspond to Shares which have different dividend rights from the Shares corresponding to the outstanding GDRs will correspond to a separate temporary global Regulation S GDR and/or Rule 144A GDR. Upon becoming fungible with outstanding GDRs, such further GDRs shall be evidenced by a Master Regulation S GDR and a Master Rule 144A GDR (by increasing the total number of GDRs evidenced by the relevant Master Regulation S GDR and the Master Rule 144A GDR by the number of such further GDRs, as applicable).

1.6 The Depositary may issue GDRs against rights to receive Shares from the Company (or any agent of the Company recording Share ownership). No such issue of GDRs will be deemed a "Pre-Release" as defined in Condition 1.7.

1.7 Unless requested in writing by the Company to cease doing so, and notwithstanding the provisions of Condition 1.4, the Depositary may execute and deliver GDRs or issue interests in a Master Regulation S GDR or a Master Rule 144A GDR, as the case may be, prior to the receipt of Shares (a "Pre-Release"). The Depositary may, pursuant to Condition 1.1, deliver Shares upon the receipt and cancellation of GDRs, which have been Pre-Released, whether or not such cancellation is prior to the termination of such Pre-Release or the Depositary knows that such GDR has been Pre-Released. The Depositary may receive GDRs in lieu of Shares in satisfaction of a Pre-Release. Each Pre-Release will be (a) preceded or accompanied by a written representation from the person to whom GDRs or Deposited Property are to be delivered (the "Pre-Releasee") that such person, or its customer, (i) owns or represents the owner of the corresponding Deposited Property or GDRs to be remitted (as the case may be), (ii) assigns all beneficial right, title and interest in such Deposited Property or GDRs (as the case may be) to the Depositary in its capacity as such and for the benefit of the Holders and (iii) will not take any action with respect to such GDRs or Deposited Property (as the case may be) that is inconsistent with the transfer of beneficial ownership (including without the consent of the Depositary, disposing of such Deposited Property or GDRs, as the case may be), other than in satisfaction of such Pre-Release, (b) at all times fully collateralised with cash or such other collateral as the Depository determines in good faith will provide substantially similar liquidity and security, (c) terminable by the Depositary on not more than five (5) business days' notice, and (d) subject to such further indemnities and credit regulations as the Depositary deems appropriate. The

number of GDRs which are outstanding at any time as a result of Pre-Release will not normally represent more than 30% of the total number of GDRs then outstanding; provided, however, that the Depositary reserves the right to change or disregard such limit from time to time as it deems reasonably appropriate and may, with the prior written consent of the Company, change such limits for the purpose of general application. The Depositary will also set euro limits with respect to such transactions hereunder with any particular Pre-Releasee hereunder on a case by case basis as the Depositary deems appropriate. The collateral referred to in sub-paragraph (b) above shall be held by the Depositary as security for the performance of the Pre-Releasee's obligations in connection herewith, including the Pre-Releasee's obligation to deliver Shares and/or other securities or GDRs upon termination of a transaction anticipated hereunder (and shall not, for the avoidance of doubt, constitute Deposited Property hereunder).

The Depositary may retain for its own account any compensation received by it in connection with the foregoing including, without limitation, earnings on the collateral.

The person to whom a Pre-Release of Rule 144A GDRs or Rule 144A Shares is to be made pursuant to this Condition 1.7 shall be required to deliver to the Depositary a duly executed and completed certificate substantially in the form set out in Schedule 4 Part A of the Deposit Agreement. The person to whom any Pre-Release of Regulation S GDRs or Regulation S Shares is to be made pursuant to this paragraph shall be required to deliver to the Depositary a duly executed and completed certificate substantially in the form set out in Schedule 3 Part A of the Deposit Agreement.

2. Suspension of Issue of GDRs and of Withdrawal of Deposited Property

The Depositary shall be entitled, at its reasonable discretion, at such times as it shall determine, to suspend the issue or transfer of GDRs (and the deposit of Shares) generally or in respect of particular Shares. In particular, to the extent that it is in its opinion practicable for it to do so, the Depositary will refuse to execute and deliver GDRs or to register transfers of GDRs if it has been notified by the Company in writing that the Deposited Shares or GDRs or any depositary receipts corresponding to Shares are listed on a U.S. Securities Exchange or quoted on a U.S. automated inter dealer quotation system unless accompanied by evidence satisfactory to the Depositary that any such Shares are eligible for resale pursuant to Rule 144A. Further, the Depositary may suspend the withdrawal of Deposited Property during any period when the Register, or the register of shareholders of the Company is closed or, generally or in one or more localities, if deemed necessary or desirable or advisable by the Depositary in good faith at any time or from time to time, in order to comply with any applicable law or governmental or stock exchange regulations or any provision of the Deposit Agreement or for any other reason. The Depositary shall (unless otherwise notified by the Company) restrict the withdrawal of Deposited Shares where the Company notifies the Depositary in writing that such withdrawal would result in ownership of Shares exceeding any limit under any applicable law, government resolution or the Company's constitutive documents or would otherwise violate any applicable laws.

3. Transfer and Ownership

The GDRs are in registered form, each corresponding to one Share. Title to the GDRs passes by registration in the Register and accordingly, transfer of title to a GDR is effective only upon such registration. The Depositary will refuse to accept for transfer any GDRs if it reasonably believes that such transfer would result in violation of any applicable laws. The Holder of any GDR will (except as otherwise required by law) be treated by the Depositary and the Company as its beneficial owner for all purposes (whether or not any payment or other distribution in respect of such GDR is overdue and regardless of any notice of ownership, trust or any interest in it or any writing on, or theft or loss of any certificate issued in respect of it) and no person will be liable for so treating the Holder.

Interests in Rule 144A GDRs corresponding to the Master Rule 144A GDR may be transferred to a person whose interest in such Rule 144A GDRs is subsequently represented by the Master Regulation S GDR only upon receipt by the Depositary of written certifications (in the forms provided in the Deposit Agreement) from the transferor and the transferee to the effect that such

transfer is being made in accordance with Rule 903 or Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the "Securities Act").

Prior to expiration of the Distribution Compliance Period, no owner of Regulation S GDRs may transfer Regulation S GDRs or Shares represented thereby except in accordance with Rule 903 or Rule 904 of Regulation S under the Securities Act or to, or for the account of, a qualified institutional buyer as defined in Rule 144A under the Securities Act (each a "QIB") in a transaction meeting the requirements of such Rule 144A. There shall be no transfer of Regulation S GDRs by an owner thereof to a QIB except as aforesaid and unless such owner (i) withdraws Regulation S Shares from the Regulation S Facility in accordance with Clause 3.5 of the Deposit Agreement and (ii) instructs the Depositary to deliver the Shares so withdrawn to the account of the Custodian to be deposited into the Rule 144A Facility for issuance thereunder of Rule 144A GDRs to, or for the account of, such QIB. Issuance of such Rule 144A GDRs shall be subject to the terms and conditions of the Deposit Agreement, including, with respect to the deposit of Shares and the issuance of Rule 144A GDRs, delivery of the duly executed and completed written certificate and agreement required under the Deposit Agreement by or on behalf of each person who will be the beneficial owner of such Rule 144A GDRs certifying that such person is a QIB and agreeing that it will comply with the restrictions on transfer set forth therein and to payment of the fees, charges and taxes provided therein.

4. Cash Distributions

Whenever the Depositary shall receive from the Company any dividend or other cash distribution on or with respect to the Deposited Shares (including any amounts received in the liquidation of the Company) or otherwise in connection with the Deposited Property, the Depositary shall, as soon as practicable, convert the same into euro in accordance with Condition 8. The Depositary shall, if practicable in the opinion of the Depositary, give notice to the Holders of its receipt of such payment in accordance with Condition 23, specifying the amount per Deposited Share payable in respect of such dividend or distribution and the earliest date, determined by the Depositary, for transmission of such payment to Holders and shall as soon as practicable distribute any such amounts to the Holders in proportion to the number of Deposited Shares corresponding to the GDRs so held by them respectively, subject to and in accordance with the provisions of Conditions 9 and 11; PROVIDED THAT:

(a) in the event that the Depositary is aware that any Deposited Shares are not entitled, by reason of the date of issue or transfer or otherwise, to such full proportionate amount, the amount so distributed to the relative Holders shall be adjusted accordingly; and

(b) the Depositary will distribute only such amounts of cash dividends and other distributions as may be distributed without attributing to any GDR a fraction of the lowest integral unit of currency in which the distribution is made by the Depositary, and any balance remaining shall be retained by the Depositary beneficially as an additional fee under Condition 16.1(iv).

5. Distributions of Shares

Whenever the Depositary shall receive from the Company any distribution in respect of Deposited Shares which consists of a dividend or free distribution of Shares, the Depositary shall cause to be distributed to the Holders entitled thereto, in proportion to the number of Deposited Shares corresponding to the GDRs held by them respectively, additional GDRs corresponding to an aggregate number of Shares received pursuant to such distribution. Such additional GDRs shall be distributed by an increase in the number of GDRs corresponding to the Master GDRs or by an issue of certificates in definitive registered form in respect of GDRs, according to the manner in which the Holders hold their GDRs; PROVIDED THAT, if and in so far as the Depositary deems any such distribution to all or any Holders not to be reasonably practicable (including, without limitation, due to the fractions which would otherwise result or to any requirement that the Company, the Custodian or the Depositary withhold an amount on account of taxes or other governmental charges) or to be unlawful, the Depositary shall (either by public or private sale and otherwise at its discretion, subject to all applicable laws and regulations) sell such Shares so received and distribute the net proceeds of such sale as a cash distribution pursuant to Condition 4 to the Holders entitled thereto.

6. Distributions other than in Cash or Shares

Whenever the Depositary shall receive from the Company any dividend or distribution in securities (other than Shares) or in other property (other than cash) on or in respect of the Deposited Property, the Depositary shall distribute or cause to be distributed such securities or other property to the Holders entitled thereto, in proportion to the number of Deposited Shares corresponding to the GDRs held by them respectively, in any manner that the Depositary may deem equitable and practicable for effecting such distribution; PROVIDED THAT, if and in so far as the Depositary deems any such distribution to all or any Holders not to be reasonably practicable (including, without limitation, due to the fractions which would otherwise result or to any requirement that the Company, the Custodian or the Depositary withhold an amount on account of taxes or other governmental charges) or to be unlawful, the Depositary shall deal with the securities or property so received, or any part thereof, in such way as the Depositary may determine to be equitable and practicable, including, without limitation, by way of sale (either by public or private sale and otherwise at its discretion, subject to all applicable laws and regulations) and shall (in the case of a sale) distribute the resulting net proceeds as a cash distribution pursuant to Condition 4 to the Holders entitled thereto.

7. Rights Issues

If and whenever the Company announces its intention to make any offer or invitation to the holders of Shares to subscribe for or to acquire Shares, securities or other assets by way of rights, the Depositary shall as soon as practicable give notice to the Holders, in accordance with Condition 23, of such offer or invitation, specifying, if applicable, the earliest date established for acceptance thereof, the last date established for acceptance thereof and the manner by which and time during which Holders may request the Depositary to exercise such rights as provided below or, if such be the case, specifying details of how the Depositary proposes to distribute the rights or the proceeds of any sale thereof. The Depositary will deal with such rights in the manner described below:

(a) if and to the extent that the Depositary shall, at its discretion, deem it to be lawful and reasonably practicable, the Depositary shall make arrangements whereby the Holders may, upon payment of the subscription price in Greek drachma or other relevant currency together with such fees, taxes, duties, charges, costs and expenses as may be required under the Deposit Agreement and completion of such undertakings, declarations, certifications and other documents as the Depositary may reasonably require, request the Depositary to exercise such rights on their behalf with respect to the Deposited Shares and to distribute the Shares, securities or other assets so subscribed or acquired to the Holders entitled thereto by an increase in the numbers of GDRs corresponding to the Master GDRs or an issue of certificates in definitive registered form in respect of GDRs, according to the manner in which the Holders hold their GDRs; or

(b) if and to the extent that the Depositary shall at its discretion, deem it to be lawful and reasonably practicable, the Depositary will distribute such rights to the Holders entitled thereto in such manner as the Depositary may at its discretion determine; or

(c) if and to the extent that the Depositary deems any such arrangement and distribution as is referred to in paragraphs (i) and (ii) above to all or any Holders not to be lawful and reasonably practicable (including, without limitation, due to the fractions which would otherwise result or to any requirement that the Company, the Custodian or the Depositary withhold an amount on account of taxes or other governmental charges) or to be unlawful, the Depositary (a) will, PROVIDED THAT Holders have not taken up rights through the Depositary as provided in (i) above, sell such rights (either by public or private sale and otherwise at its discretion subject to all applicable laws and regulations) or (b) may, if such rights are not transferable, in its discretion, arrange for such rights to be exercised and the resulting Shares or securities sold and, in each case, distribute the net proceeds of such sale as a cash distribution pursuant to Condition 4 to the Holders entitled thereto.

(d) (i) Notwithstanding the foregoing, in the event that the Depositary offers rights pursuant to Condition 7(i) (the "Primary GDR Rights Offering"), if authorised by the Company to do so, the Depositary may, in its discretion, make arrangements

whereby in addition to instructions given by a Holder to the Depositary to exercise rights on its behalf pursuant to Condition 7(i), such Holder is permitted to instruct the Depositary to subscribe on its behalf for additional rights which are not attributable to the Deposited Shares represented by such Holder's GDRs ("Additional GDR Rights") if at the date and time specified by the Depositary for the conclusion of the Primary GDR Offering (the "Instruction Date") instructions to exercise rights have not been received by the Depositary from the Holders in respect of all their initial entitlements. Any Holder's instructions to subscribe for such Additional GDR Rights ("Additional GDR Rights Requests") shall specify the maximum number of Additional GDR Rights that such Holder is prepared to accept (the "Maximum Additional Subscription") and must be received by the Depositary by the Instruction Date. If by the Instruction Date any rights offered in the Primary GDR Rights Offering have not been subscribed by the Holders initially entitled thereto ("Unsubscribed Rights"), subject to Condition 7(iv)(c) and receipt of the relevant subscription price in Greek drachma or other relevant currency, together with such fees, taxes, duties, charges, costs and expenses as it may deem necessary, the Depositary shall make arrangements for the allocation and distribution of Additional GDR Rights in accordance with Condition 7(iv)(b).

(ii) Holders submitting Additional GDR Rights Requests shall be bound to accept the Maximum Additional Subscription specified in such Additional GDR Request but the Depositary shall not be bound to arrange for a Holder to receive the Maximum Additional Subscription so specified but may make arrangements whereby the Unsubscribed Rights are allocated *pro rata* on the basis of the extent of the Maximum Additional Subscription specified in each Holder's Additional GDR Rights Request.

(iii) In order to proceed in the manner contemplated in this Condition 7(iv), the Depositary shall be entitled to receive such opinions from Greek counsel and US counsel as in its discretion it deems necessary which opinions shall be in a form and provided by counsel satisfactory to the Depositary and at the expense of the Company and may be requested in addition to any other opinions and/or certifications which the Depositary shall be entitled to receive under the Deposit Agreement and these Conditions. For the avoidance of doubt, save as provided in these Conditions and the Deposit Agreement, the Depositary shall have no liability to the Company or any Holder in respect of its actions or omissions to act under this Condition 7(iv) and, in particular, the Depositary will not be regarded as being negligent, acting in bad faith, or in wilful default if it elects not to make the arrangements referred to in Condition 7(iv)(a).

The Company has agreed in the Deposit Agreement that it will, unless prohibited by applicable law or regulation, give its consent to, and if requested use all reasonable endeavours (subject to the next paragraph) to facilitate, any such distribution, sale or subscription by the Depositary or the Holders, as the case may be, pursuant to Conditions 4, 5, 6, 7 or 10 (including the obtaining of legal opinions from counsel reasonably satisfactory to the Depositary concerning such matters as the Depositary may reasonably specify).

If the Company notifies the Depositary that registration is required in any jurisdiction under any applicable law of the rights, securities or other property to be distributed under Condition 4, 5, 6, 7 or 10 or the securities to which such rights relate in order for the Company to offer such rights or distribute such securities or other property to the Holders or owners of GDRs and to sell the securities corresponding to such rights, the Depositary will not offer such rights or distribute such securities or other property to the Holders or sell such securities unless and until the Company procures the receipt by the Depositary of an opinion from counsel reasonably satisfactory to the Depositary and the Company that a registration statement is in effect or that the offering and sale of such rights or securities to such Holders or owners of GDRs are exempt from registration under the provisions of such law. Neither the Company nor the Depositary shall be liable to register such rights, securities or other property or the securities to which such rights relate and they shall not be liable for any losses, damages or expenses resulting from any failure to do so.

If at the time of the offering of any rights, at its discretion, the Depositary shall be satisfied that it is not lawful or practicable (for reasons outside its control) to dispose of the rights in any manner provided in paragraphs (i), (ii), (iii) and (iv) above, the Depositary shall permit the rights to lapse. The Depositary will not be responsible for any failure to determine that it may be lawful or feasible to make such rights available to Holders or owners of GDRs in general or to any Holder or owner of a GDR or Holders or owners of GDRs in particular.

8. Conversion of Foreign Currency

Whenever the Depositary shall receive any currency other than euro by way of dividend or other distribution or as the net proceeds from the sale of securities, other property or rights, and if at the time of the receipt thereof the currency so received can in the judgement of the Depositary be converted on a reasonable basis into euro and distributed to the Holders entitled thereto, the Depositary shall as soon as practicable itself convert or cause to be converted by another bank or other financial institution, by sale or in any other manner that it may reasonably determine, the currency so received into euro. If such conversion or distribution can be effected only with the approval or licence of any government or agency thereof, the Depositary shall make reasonable efforts to apply, or procure that an application be made, for such approval or licence, if any, as it may deem desirable. If at any time the Depositary shall determine that in its judgement any currency other than euro is not convertible on a reasonable basis into euro and distributable to the Holders entitled thereto, or if any approval or licence of any government or agency thereof which is required for such conversion is denied or, in the opinion of the Depositary, is not obtainable, or if any such approval or licence is not obtained within a reasonable period as determined by the Depositary, the Depositary may distribute such other currency received by it (or an appropriate document evidencing the right to receive such other currency) to the Holders entitled thereto to the extent permitted under applicable law, or the Depositary may in its discretion hold such other currency for the benefit of the Holders entitled thereto. If any conversion of any such currency can be effected in whole or in part for distribution to some (but not all) Holders entitled thereto, the Depositary may at its discretion make such conversion and distribution in euro to the extent possible to the Holders entitled thereto and may distribute the balance of such other currency received by the Depositary to, or hold such balance for the account of, the Holders entitled thereto, and notify the Holders accordingly.

9. Distribution of any Payments

9.1 Any distribution of cash under Condition 4, 5, 6, 7 or 10 will be made by the Depositary to Holders on the record date established by the Depositary for that purpose (such date to be as close to the record date set by the Company as is reasonably practicable) and, if practicable in the opinion of the Depositary, notice shall be given promptly to Holders in accordance with Condition 23, in each case subject to any laws or regulations applicable thereto and (subject to the provisions of Condition 8) distributions will be made in euro by cheque drawn upon a bank in any city (in any jurisdiction) which the Depositary deems reasonable for the payment or distribution of euro or, in the case of the Master GDRs, according to usual practice between the Depositary and Clearstream, or Euroclear, as the case may be.

9.2 Delivery of any securities or other property or rights other than cash shall be made as soon as practicable to the Holders on the record date established by the Depositary for that purpose (such date to be as close to the record date set by the Company as is reasonably practicable), subject to any laws or regulations applicable thereto. If any distribution made by the Company with respect to the Deposited Property and received by the Depositary shall remain unclaimed at the end of three years from the first date upon which such distribution is made available to Holders in accordance with the Deposit Agreement, all rights of the Holders to such distribution or the proceeds of the sale thereof shall be extinguished and the Depositary shall (except for any distribution upon the liquidation of the Company when the Depositary shall retain the same) return the same to the Company for its own use and benefit subject, in all cases, to the provisions of applicable law or regulation.

10. Capital Reorganisation

Upon any change in the nominal or par value, sub-division, consolidation or other reclassification of Deposited Shares or any other part of the Deposited Property or upon any reduction of capital, or upon any reorganisation, merger or consolidation of the Company or to which it is a party (except where the Company is the continuing corporation), the Depository shall as soon as practicable give notice of such event to the Holders and at its discretion may treat such event as a distribution and comply with the relevant provisions of Conditions 4, 5, 6 and 9 with respect thereto, or may execute and deliver additional GDRs in respect of Shares or may require the exchange of existing GDRs for new GDRs which reflect the effect of such change.

11. Withholding Taxes and Applicable Laws

11.1 Payments to Holders of dividends or other distributions on or in respect of the Deposited Shares will be subject to deduction of Greek and other withholding taxes, if any, at the applicable rates.

11.2 If any governmental or administrative authorisation, consent, registration or permit or any report to any governmental or administrative authority is required under any applicable law in Greece in order for the Depositary to receive from the Company Shares or other securities to be deposited under these Conditions, or in order for Shares, other securities or other property to be distributed under Condition 4, 5, 6 or 10 or to be subscribed under Condition 7 or to offer any rights or sell any securities represented by such rights relevant to any Deposited Shares, the Company will apply for such authorisation, consent, registration or permit or file such report on behalf of the Holders within the time required under such laws. The Depositary will notify the Company of any requirements under Greek law for the Depositary to obtain authorisations, consents, registrations or permits of which the Depositary is aware. In this connection, the Company has undertaken in the Deposit Agreement to the extent reasonably practicable to take such action as may be required in obtaining or filing the same. The Depositary shall not be obliged to distribute GDRs representing such Shares, Shares, other securities or other property deposited under these Conditions or make any offer of any such rights or sell any securities corresponding to any such rights with respect to which such authorisation, consent, registration or permit or such report has not been obtained or filed, as the case may be, and shall have no duties to obtain any such authorisation, consent, registration or permit, or to file any such report.

11.3 The Depositary will use reasonable efforts to follow the procedures established by the Greek tax authorities to enable eligible owners of GDRs and who are not resident in Greece to benefit from any available reduced withholding tax rate with respect to payments of any dividend or other cash distribution and to recover payment of any Greek taxes.

12. Voting Rights

12.1 Holders will (subject to any applicable provision of Greek law, the Deposited Property or the Articles of the Company) have voting rights with respect to the Deposited Shares. The Company has agreed to notify the Depositary of any resolution to be proposed at a General Meeting of the Company and the Depositary will vote or cause to be voted the Deposited Shares in the manner set out in this Condition 12.

The Company has agreed with the Depositary that it will promptly provide to the Depositary sufficient copies, as the Depositary may reasonably request, of notices of meetings of the shareholders of the Company and the agenda therefor as well as written requests containing voting instructions by which each Holder may give instructions to the Depositary (subject to any applicable provision of Greek law, the Deposited Property or the Articles of the Company) to vote for or against each and any resolution specified in the agenda for the meeting, which the Depositary shall send to any person who is a Holder on the record date established by the Depositary for that purpose (which shall be the same as the corresponding record date set by the Company or as near as practicable thereto) as soon as practicable after receipt of the same by the Depositary in accordance with Condition 23. The Company has also agreed to provide to the Depositary appropriate proxy forms to enable the Depositary to appoint a representative to attend the relevant meeting and vote on behalf of the Depositary.

12.2 In order for each voting instruction to be valid, the voting instructions form must be completed and duly signed by the respective Holder (or in the case of instructions received from the clearing systems should be received by authenticated SWIFT message) in accordance with the written request containing voting instructions and returned to the Depositary by such record date as the Depositary may specify.

12.3 The Depositary will exercise or cause to be exercised the voting rights in respect of the Deposited Shares so that a portion of the Deposited Shares will be voted for and a portion of the Deposited Shares will be voted against any resolution specified in the agenda for the relevant meeting in accordance with the voting instructions it has received.

12.4 If the Depositary is advised in the opinion referred to in Condition 12.7 that it is not permitted by Greek law to exercise the voting rights in respect of the Deposited Shares differently (so that a portion of the Deposited Shares may be voted for a resolution and a portion of the Deposited Shares may be voted against a resolution) the Depositary shall, if the opinion referred to in Condition 12.7 confirms it to be permissible under Greek law, calculate from the voting instructions that it has received from all Holders (x) the aggregate number of votes in favour of a particular resolution and (y) the aggregate number of votes opposed to such resolution and cast or cause to be cast in favour of or opposed to such resolution the number of votes representing the net positive difference between such aggregate number of votes in favour of such resolution and such aggregate number of votes opposed to such resolution.

12.5 The Depositary will only endeavour to vote or cause to be voted the votes attaching to Shares in respect of which voting instructions have been received, except that if no voting instructions are received by the Depositary (either because no voting instructions are returned to the Depositary or because the voting instructions are incomplete, illegible or unclear) from a Holder with respect to any or all of the Deposited Shares represented by such Holder's GDRs on or before the record date specified by the Depositary, such Holder shall be deemed to have instructed the Depositary to give a discretionary proxy to a person designated by the Company with respect to such Deposited Shares, and the Depositary shall give a discretionary proxy to a person designated by the Company to vote such Deposited Shares, PROVIDED THAT no such instruction shall be deemed given, and no such discretionary proxy shall be given, with respect to any matter as to which the Company informs the Depositary (and the Company has agreed to provide such information in writing as soon as practicable) that (i) the Company does not wish such proxy to be given, or (ii) such matter materially and adversely affects the rights of holders of Shares.

12.6 If the Depositary is advised in the opinion referred to in Condition 12.7 below that it is not permissible under Greek law or the Depositary determines that it is not reasonably practicable to vote or cause to be voted such Deposited Shares in accordance with Conditions 12.3, 12.4 or 12.5 the Depositary shall not vote or cause to be voted such Deposited Shares.

12.7 Where the Depositary is to vote in respect of each and any resolution in the manner described in Conditions 12.3, 12.4 or 12.5 the Depositary shall notify the Chairman of the Company and appoint a person designated by him as a representative of the Depositary to attend such meeting and vote the Deposited Shares in the manner required by this Condition. The Depositary shall not be required to take any action required by this Condition 12 unless it shall have received an opinion from the Company's legal counsel (such counsel being reasonably acceptable to the Depositary) at the expense of the Company to the effect that such voting arrangement is valid and binding on Holders under Greek law and the statutes of the Company and that the Depositary is permitted to exercise votes in accordance with the provisions of this Condition 12 but that in doing so the Depositary will not be deemed to be exercising voting discretion.

12.8 By continuing to hold GDRs, all Holders shall be deemed to have agreed to the provisions of this Condition as it may be amended from time to time in order to comply with applicable Greek law.

12.9 The Depositary shall not, and the Depositary shall ensure that the Custodian and its nominees do not, vote or attempt to exercise the right to vote that attaches to the Deposited Shares, other than in accordance with instructions given in accordance with this Condition.

13. Documents to be Furnished, Recovery of Taxes, Duties and Other Charges

The Depositary shall not be liable for any taxes, duties, charges, costs or expenses which may become payable in respect of the Deposited Shares or other Deposited Property or the GDRs, whether under any present or future fiscal or other laws or regulations, and such part thereof as is proportionate or referable to a GDR shall be payable by the Holder thereof to the Depositary at any time on request or may be deducted from any amount due or becoming due on such GDR in respect of any dividend or other distribution. In default thereof, the Depositary may for the account of the Holder discharge the same out of the proceeds of sale on any Stock Exchange on which the Shares may from time to time be listed, and subject to all applicable laws and regulations, of any appropriate number of Deposited Shares or other Deposited Property and subsequently pay any surplus to the Holder. Any such request shall be made by giving notice pursuant to Condition 23.

14. Liability

14.1 In acting hereunder the Depositary shall have only those duties, obligations and responsibilities expressly specified in the Deposit Agreement and these Conditions and, other than holding the Deposited Property for the benefit of Holders as bare trustee, does not assume any relationship of trust for or with the Holders or owners of GDRs or any other person.

14.2 Neither the Depositary, the Custodian, the Company, any Agent, nor any of their agents, officers, directors or employees shall incur any liability to any other of them or to any Holder or owner of a GDR or any other person with an interest in any GDRs if, by reason of any provision of any present or future law or regulation of Greece or any other country or of any relevant governmental authority, or by reason of the interpretation or application of any such present or future law or regulation or any change therein, or by reason of any other circumstances beyond their control, or in the case of the Depositary, the Custodian, the Agent or any of their agents, officers, directors or employees, by reason of any provision, present or future, of the constitutive documents of the Company, any of them shall be prevented, delayed or forbidden from doing or performing any act or thing which the terms of the Deposit Agreement or these Conditions provide shall or may be done or performed; nor shall any of them incur any liability to any Holder or owner of GDRs or any other person with an interest in any GDRs by reason of any exercise of, or failure to exercise, any voting rights attached to the Deposited Shares or any of them or any other discretion or power provided for in the Deposit Agreement. Any such party may rely on, and shall be protected in acting upon, any written notice, request, direction or other document believed by it to be genuine and to have been duly signed or presented (including a translation which is made by a translator believed by it to be competent or which appears to be authentic).

14.3 Neither the Depositary nor any Agent shall be liable (except for its own wilful default, negligence or bad faith or that of its agents, officers, directors or employees) to the Company or any Holder or owner of GDRs or any other person, by reason of having accepted as valid or not having rejected any certificate for Shares or GDRs or any signature on any transfer or instruction purporting to be such and subsequently found to be forged or not authentic or for its failure to perform any obligations under the Deposit Agreement or these Conditions.

14.4 The Depositary and its agents may engage or be interested in any financial or other business transactions with the Company or any of its subsidiaries or affiliates, or in relation to the Deposited Property (including without prejudice to the generality of the foregoing, the conversion of any part of the Deposited Property from one currency to another), may at any time hold or be interested in GDRs for its own account, and shall be entitled to charge and be paid all usual fees, commissions and other charges for business transacted and acts done by it as a bank, and not in the capacity of Depositary, in relation to matters arising under the Deposit Agreement (including, without prejudice to the generality of the foregoing, charges on the conversion of any part of the Deposited Property from one currency to

another and on any sales of property) without accounting to Holders or any other person for any profit arising therefrom.

14.5 The Depositary shall endeavour to effect any such sale as is referred to or contemplated in Conditions 5, 6, 7, 10, 13 or 21 or any such conversion as is referred to in Condition 8 in accordance with the Depositary's normal practices and procedures but shall have no liability (in the absence of its own wilful default, negligence or bad faith or that of its agents, officers, directors or employees) with respect to the terms of such sale or conversion or if such sale or conversion shall not be reasonably practicable.

14.6 The Depositary shall not be required or obliged to monitor, supervise or enforce the observance and performance by the Company of its obligations under or in connection with the Deposit Agreement or these Conditions.

14.7 The Depositary shall have no responsibility whatsoever to the Company, any Holders or any owner of GDRs or any other person as regards any deficiency which might arise because the Depositary is subject to any tax in respect of the Deposited Property or any part thereof or any income therefrom or any proceeds thereof.

14.8 In connection with any proposed modification, waiver, authorisation or determination permitted by the terms of the Deposit Agreement, the Depositary shall not, except as otherwise expressly provided in Condition 22, be obliged to have regard to the consequence thereof for the Holders or the owners of GDRs or any other person.

14.9 Notwithstanding anything else contained in the Deposit Agreement or these Conditions, the Depositary may refrain from doing anything which could or might, in its opinion, be contrary to any law of any jurisdiction or any directive or regulation of any agency or state or which would or might otherwise render it liable to any person and the Depositary may do anything which is, in its opinion, necessary to comply with any such law, directive or regulation.

14.10 The Depositary may, in relation to the Deposit Agreement and these Conditions, act or take no action on the advice or opinion of, or any certificate or information obtained from, any lawyer, valuer, accountant, banker, broker, securities company or other expert whether obtained by the Company, the Depositary or otherwise, and shall not be responsible or liable for any loss or liability occasioned by so acting or refraining from acting or relying on information from persons presenting Shares for deposit or GDRs for surrender or requesting transfers thereof.

14.11 Any such advice, opinion, certificate or information (as discussed in Condition 14.10) may be sent or obtained by letter, telex, facsimile transmission, telegram or cable and the Depositary shall not be liable for acting on any advice, opinion, certificate or information purported to be conveyed by any such letter, telex or facsimile transmission although (without the Depositary's knowledge) the same shall contain some error or shall not be authentic.

14.12 The Depositary may call for and shall be at liberty to accept as sufficient evidence of any fact or matter or the expediency of any transaction or thing, a certificate, letter or other communication, whether oral or written, signed or otherwise communicated on behalf of the Company by a director of the Company or by a person duly authorised by a Director of the Company or such other certificate from persons specified in Condition 14.10 which the Depositary considers appropriate and the Depositary shall not be bound in any such case to call for further evidence or be responsible for any loss or liability that may be occasioned by the Depositary acting on such certificate.

14.13 The Depositary shall have no obligation under the Deposit Agreement except to perform its obligations as are specifically set out therein without wilful default, negligence or bad faith.

14.14 The Depositary may delegate by power of attorney or otherwise to any person or persons or fluctuating body of persons, whether being a joint Depositary of the Deposit Agreement or not and not being a person to whom the Company may reasonably object, all or any of the powers, authorities and discretions vested in the Depositary by the Deposit Agreement and such delegation may be made upon such terms and subject to such conditions, including power to sub-delegate and subject to such regulations as the Depositary may in the interests of the Holders think fit, provided that no objection from the Company to any

such delegation as aforesaid may be made to a person whose financial statements are consolidated with those of the Depositary's ultimate holding company. Any delegation by the Depositary shall be on the basis that the Depositary is acting on behalf of the Holders and the Company in making such delegation. The Company shall not in any circumstances and the Depositary shall not (provided that it shall have exercised reasonable care in the selection of such delegate) be bound to supervise the proceedings or be in any way responsible for any loss, liability, cost, claim, action, demand or expense incurred by reason of any misconduct or default on the part of any such delegate or sub-delegate. However, the Depositary shall, if practicable and if so requested by the Company, pursue (at the Company's expense and subject to receipt by the Depositary of such indemnity and security for costs as the Depositary may reasonably require) any legal action it may have against such delegate or sub-delegate arising out of any such loss caused by reason of any such misconduct or default. The Depositary shall, within a reasonable time of any such delegation or any renewal, extension or termination thereof, give notice thereof to the Company. Any delegation under this Condition which includes the power to sub-delegate shall provide that the delegate shall, within a specified time of any sub-delegation or amendment, extension or termination thereof, give notice thereof to the Company and the Depositary.

14.15 The Depositary may, in the performance of its obligations hereunder, instead of acting personally, employ and pay an agent, whether a solicitor or other person, to transact or concur in transacting any business and do or concur in doing all acts required to be done by such party, including the receipt and payment of money.

14.16 The Depositary shall be at liberty to hold or to deposit the Deposit Agreement and any deed or document relating thereto in any part of the world with any banking company or companies (including itself) whose business includes undertaking the safe custody of deeds or documents or with any lawyer or firm of lawyers of good repute, and the Depositary shall not (in the case of deposit with itself, in the absence of its own negligence, wilful default, or bad faith or that of its agents, directors, officers or employees) be responsible for any losses, liability or expenses incurred in connection with any such deposit.

14.17 Notwithstanding anything to the contrary contained in the Deposit Agreement or these Conditions, the Depositary shall not be liable in respect of any loss or damage which arises out of or in connection with its performance or non-performance or the exercise or attempted exercise of, or the failure to exercise any of, its powers or discretions under the Deposit Agreement except to the extent that such loss or damage arises from the wilful default, negligence or bad faith of the Depositary or that of its agents, officers, directors or employees.

14.18 No provision of the Deposit Agreement or these Conditions shall require the Depositary to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties or in the exercise of any of its rights or powers, if it shall have reasonable grounds for believing that repayment of such funds or adequate indemnity and security against such risk of liability is not assured to it.

14.19 For the avoidance of doubt, the Depositary shall be under no obligation to check, monitor or enforce compliance with any ownership restrictions in respect of GDRs or Shares under any applicable Greek law as the same may be amended from time to time. Notwithstanding the generality of Condition 3, the Depositary shall refuse to register any transfer of GDRs or any deposit of Shares against issuance of GDRs if notified by the Company, or the Depositary becomes aware of the fact, that such transfer or issuance would result in a violation of the limitations set forth above.

14.20 No disclaimer of liability under the Securities Act is intended by any provision of the Deposit Agreement.

14.21 Neither the Depositary nor any Agent shall be liable to the Company or any Holder or owner of GDRs or any other person for making any payments of dividends and other cash distributions in any other currency as provided in Condition 8.

15. Issue and Delivery of Replacement GDRs and Exchange of GDRs

Subject to the payment of the relevant fees, taxes, duties, charges, costs and expenses and such terms as to evidence and indemnity as the Depositary may reasonably require, replacement GDRs will be issued by the Depositary and will be delivered in exchange for or replacement of outstanding lost, stolen, mutilated, defaced or destroyed GDRs upon surrender thereof (except in the case of the destruction, loss or theft) at the specified office of the Depositary or (at the request, risk and expense of the Holder) at the specified office of any Agent.

16. Depositary's Fees, Costs and Expenses

16.1 The Depositary shall be entitled to charge the following remuneration and receive the following remuneration and reimbursement (such remuneration and reimbursement being payable on demand) from the Holders in respect of its services under the Deposit Agreement:

(i) for the issue of GDRs (other than upon the issue of GDRs pursuant to the Offering) or the cancellation of GDRs upon the withdrawal of Deposited Property: the euro equivalent of U.S.$5.00 or less per 100 GDRs (or portion thereof) issued or cancelled;

(ii) for issuing GDR certificates in definitive registered form in replacement for mutilated, defaced, lost, stolen or destroyed GDR certificates: a sum per GDR certificate which is determined by the Depositary to be a reasonable charge to reflect the work, costs and expenses involved;

(iii) for issuing GDR certificates in definitive registered form (other than pursuant to (ii) above): the greater of the euro equivalent of US$1.50 per GDR certificate (plus printing costs) or such other sum per GDR certificate which is determined by the Depositary to be a reasonable charge to reflect the work plus costs (including but not limited to printing costs) and expenses involved;

(iv) for receiving and paying any cash dividend or other cash distribution on or in respect of the Deposited Shares: a fee of the euro equivalent of U.S.$0.02 or less per GDR for each such dividend or distribution;

(v) in respect of any issue of rights or distribution of Shares (whether or not evidenced by GDRs) or other securities or other property (other than cash) upon exercise of any rights, any free distribution, stock dividend or other distribution: the euro equivalent of U.S.$5.00 or less per 100 outstanding GDR (or portion thereof) for each such issue of rights, dividend or distribution;

(vi) for transferring interests from and between the Regulation S Master GDR and the Rule 144A Master GDR: a fee of the euro equivalent of U.S.$0.05 or less per GDR;

(vii) a fee of the euro equivalent of U.S.$0.02 or less per GDR for depositary services, which shall accrue on the last day of each calendar year and shall be payable as provided in paragraph (viii) below, *provided however* that no fee will be assessed under this provision if a fee was charged in such calendar year pursuant to paragraph (iv) above; and

(viii) any other charge payable by the Depositary, any of the Depositary's agents, including the Custodian, or the agents of the Depositary's agents, in connection with the servicing of Deposited Shares or other Deposited Property (which charge shall be assessed against Holders as of the date or dates set by the Depositary and shall be payable at the sole discretion of the Depositary by billing such Holders for such charge or deducting such charge form one or more cash dividends or other cash distributions,

together with all expenses (including currency conversion expenses), transfer and registration fees, taxes, duties and charges payable by the Depositary, any Agent or the Custodian, or any of their agents, in connection with any of the above.

16.2 The Depositary is entitled to receive from the Company the fees, taxes, duties, charges costs and expenses (and the Company is entitled to be reimbursed for certain expenses) as specified in a separate agreement with the Depositary.

17. Agents

17.1 The Depositary shall be entitled to appoint one or more agents (the "Agents") for the purpose, *inter alia,* of making distributions to the Holders.

17.2 Notice of appointment or removal of any Agent or of any change in the specified office of the Depositary or any Agent will be duly given by the Depositary to the Holders.

18. Listing

The Company has undertaken in the Deposit Agreement to use its best endeavours to maintain, so long as any GDR is outstanding, a listing for the GDRs on the London Stock Exchange plc (the "London Stock Exchange"). For the purposes of these Conditions, the GDRs will be considered to be listed on the London Stock Exchange so long as they are admitted to the official list (the "Official List") of the Financial Services Authority in its capacity as the competent authority under the Financial Services and Markets Act 2000 (the "U.K. Listing Authority") and admitted to trading on the London Stock Exchange's market for listed securities.

For that purpose the Company will pay all fees and sign and deliver all undertakings required by the U.K. Listing Authority and the London Stock Exchange in connection with such listings. In the event that the listing on the London Stock Exchange is not maintained, the Company has undertaken in the Deposit Agreement to use its best endeavours with the reasonable assistance of the Depositary (provided at the Company's expense) to obtain and maintain a listing of the GDRs on any other internationally recognised stock exchange in Europe.

19. The Custodian

The Depositary has agreed with the Custodian that the Custodian will receive and hold (or appoint agents approved by the Depositary to receive and hold) all Deposited Property for the account and to the order of the Depositary in accordance with the applicable terms of the Deposit Agreement which include a requirement to segregate the Deposited Property from the other property of, or held by, the Custodian PROVIDED THAT the Custodian shall not be obliged to segregate cash comprised in the Deposited Property from cash otherwise held by the Custodian. The Custodian shall be responsible solely to the Depositary PROVIDED THAT, if and so long as the Depositary and the Custodian are the same legal entity, references to them separately in these Conditions and the Deposit Agreement are for convenience only and that legal entity shall be responsible for discharging both functions directly to the Holders and the Company. The Custodian may resign or be removed by the Depositary by giving 90 days' prior notice, except that if a replacement Custodian is appointed which is a branch or affiliate of the Depositary, the Custodian's resignation or discharge may take effect immediately on the appointment of such replacement Custodian. Upon the removal of or receiving notice of the resignation of the Custodian, the Depositary shall promptly appoint a successor Custodian (approved (i) by the Company, such approval not to be unreasonably withheld or delayed, and (ii) by the relevant authority in Greece, if any), which shall, upon acceptance of such appointment, and the expiry of any applicable notice period, become the Custodian. Whenever the Depositary in its discretion determines that it is in the best interests of the Holders to do so, it may, after prior consultation with the Company, terminate the appointment of the Custodian and, in the event of any such termination, the Depositary shall promptly appoint a successor Custodian (approved (i) by the Company, such approval not to be unreasonably withheld or delayed, and (ii) by the relevant authority in Greece, if any), which shall, upon acceptance of such appointment, become the Custodian under the Deposit Agreement on the effective date of such termination. The Depositary shall notify Holders of such change immediately upon such change taking effect in accordance with Condition 23. Notwithstanding the foregoing, the Depositary may temporarily deposit the Deposited Property in a manner or a place other than as therein specified; PROVIDED THAT, in the case of such temporary deposit in another place, the Company shall have consented to such deposit, and such consent of the Company shall have been delivered to the Custodian. In case of transportation of the Deposited Property under this Condition, the Depositary shall obtain appropriate insurance at the expense of the Company if and to the extent

that the obtaining of such insurance is reasonably practicable and the premiums payable are of a reasonable amount.

20. Resignation and Termination of Appointment of the Depositary

20.1 The Company may terminate the appointment of the Depositary under the Deposit Agreement by giving at least 120 days' prior notice in writing to the Depositary and the Custodian, and the Depositary may resign as Depositary by giving at least 120 days' prior notice in writing to the Company and the Custodian. Within 30 days after the giving of either such notice, notice thereof shall be duly given by the Depositary to the Holders and to the U.K. Listing Authority.

The termination of the appointment or the resignation of the Depositary shall take effect on the date specified in such notice; PROVIDED THAT no such termination of appointment or resignation shall take effect until the appointment by the Company of a successor depositary under the Deposit Agreement and the acceptance of such appointment to act in accordance with the terms thereof and of these Conditions, by the successor depositary. The Company has undertaken in the Deposit Agreement to use its best endeavours to procure the appointment of a successor depositary with effect from the date of termination specified in such notice as soon as reasonably possible following notice of such termination or resignation. Upon any such appointment and acceptance, notice thereof shall be duly given by the Depositary to the Holders in accordance with Condition 23 and to the U.K. Listing Authority.

20.2 Upon the termination of appointment or resignation of the Depositary and against payment of all fees and expenses due to the Depositary from the Company under the Deposit Agreement, the Depositary shall deliver to its successor as depositary sufficient information and records to enable such successor efficiently to perform its obligations under the Deposit Agreement and shall deliver and pay to such successor depositary all property and cash held by it under the Deposit Agreement. The Deposit Agreement provides that, upon the date when such termination of appointment or resignation takes effect, the Custodian shall be deemed to be the Custodian thereunder for such successor depositary, and the Depositary shall thereafter have no obligation under the Deposit Agreement or the Conditions (other than liabilities accrued prior to the date of termination of appointment or resignation or any liabilities stipulated in relevant laws or regulations).

20.3 In the event of any merger, take-over, consolidation or other reorganisation of The Bank of New York such that The Bank of New York ceases to exist and is replaced by a successor entity, such successor entity will be deemed at the date of such succession to have entered into an agreement with the Company in substantially the same terms as the Deposit Agreement and on the basis that the Company and such successor entity agree that the successor entity succeeds to all outstanding rights and obligations of the Depositary under the Deposit Agreement.

21. Termination of Deposit Agreement

21.1 Either the Company or the Depositary but, in the case of the Depositary, only if the Company has failed to appoint a replacement Depositary within 90 days of the date on which the Depositary has given notice pursuant to Condition 20 that it wishes to resign, may terminate the Deposit Agreement by giving 90 days' prior notice to the other and to the Custodian. Within 30 days after the giving of such notice, notice of such termination shall be duly given by the Depositary to Holders of all GDRs then outstanding in accordance with Condition 23.

21.2 During the period beginning on the date of the giving of such notice by the Depositary to the Holders and ending on the date on which such termination takes effect, each Holder shall be entitled to obtain delivery of the Deposited Property corresponding to each GDR held by it, subject to the provisions of Condition 1.1 and upon compliance with Condition 1, free of the charge specified in Condition 16.1(i) for such delivery and surrender, but together with all amounts which the Depositary is obliged to pay to the Custodian upon payment by the Holder of any sums payable by the Depositary and/or any other expenses incurred by the

Depositary in connection with such delivery and surrender, and otherwise in accordance with the Deposit Agreement.

21.3 If any GDRs remain outstanding after the date of termination, the Depositary shall as soon as reasonably practicable sell the Deposited Property then held by it under the Deposit Agreement and shall not register transfers, shall not pass on dividends or distributions or take any other action, except that it will deliver the net proceeds of any such sale, together with any other cash then held by it under the Deposit Agreement, *pro rata* to Holders of GDRs which have not previously been so surrendered by reference to that proportion of the Deposited Property which is represented by the GDRs of which they are the Holders. After making such sale, the Depositary shall be discharged from all obligations under the Deposit Agreement and these Conditions, except its obligation to account to Holders for such net proceeds of sale and other cash comprising the Deposited Property without interest.

22. Amendment of Deposit Agreement and Conditions

All and any of the provisions of the Deposit Agreement and these Conditions (other than this Condition 22) may at any time and from time to time be amended by agreement between the Company and the Depositary in any respect which they may deem necessary or desirable. Notice of any amendment of these Conditions (except to correct a manifest error) shall be duly given to the Holders by the Depositary, and any amendment (except as aforesaid) which shall increase or impose fees payable by Holders or which shall otherwise, in the opinion of the Depositary, be materially prejudicial to the interests of the Holders (as a class) shall not become effective so as to impose any obligation on the Holders until the expiration of three months after such notice shall have been given. During such period of three months, each Holder shall be entitled to obtain, subject to and upon compliance with Condition 1, delivery of the Deposited Property relative to each GDR held by it upon surrender thereof, free of the charge specified in Condition 16.1(i) for such delivery and surrender but otherwise in accordance with the Deposit Agreement and these Conditions. Each Holder at the time when such amendment so becomes effective shall be deemed, by continuing to hold a GDR, to approve such amendment and to be bound by the terms thereof in so far as they affect the rights of the Holders. In no event shall any amendment impair the right of any Holder to receive, subject to and upon compliance with Condition 1, the Deposited Property attributable to the relevant GDR.

For the purposes of this Condition 22, an amendment shall not be regarded as being materially prejudicial to the interests of Holders if its principal effect is to permit the creation of GDRs in respect of additional Shares to be held by the Depositary which are or will become fully consolidated as a single series with the other Deposited Shares PROVIDED THAT temporary GDRs will represent such Shares until they are so consolidated.

23. Notices

23.1 Any and all notices to be given to any Holder shall be duly given if personally delivered, or sent by mail (if domestic, first class, if overseas, first class airmail) or air courier, or by telex or facsimile transmission confirmed by letter sent by mail or air courier, addressed to such Holder at the address of such Holder as it appears on the transfer books for GDRs of the Depositary, or, if such Holder shall have filed with the Depositary a written request that notices intended for such Holder be mailed to some other address, at the address specified in such request.

23.2 Delivery of a notice sent by mail or air courier shall be effective three days (in the case of domestic mail or air courier) or seven days (in the case of overseas mail) after despatch, and any notice sent by telex transmission, as provided in this Condition, shall be effective when the sender receives the answerback from the addressee at the end of the telex and any notice sent by facsimile transmission, as provided in this Condition, shall be effective when the intended recipient has confirmed by telephone to the transmitter thereof that the recipient has received such facsimile in complete and legible form. The Depositary or the Company may, however, act upon any telex or facsimile transmission received by it from the other or from any Holder, notwithstanding that such telex or facsimile transmission shall not subsequently be confirmed as aforesaid.

23.3 So long as GDRs are listed on the Official List of the U.K. Listing Authority and admitted to trading on the London Stock Exchange's market for listed securities and the rules of the U.K. Listing Authority or the London Stock Exchange so require, all notices to be given to Holders generally will also be published in a leading daily newspaper having general circulation in the U.K. (which is expected to be the *Financial Times*).

24. Reports and Information on the Company

24.1 The Company has undertaken in the Deposit Agreement (so long as any GDR is outstanding) to furnish the Depositary with six copies in the English language (and to make available to the Depositary, the Custodian and each Agent as many further copies as they may reasonably require to satisfy requests from Holders) of:

(i) in respect of the financial year ended on 31st December, 2000 and in respect of each financial year thereafter, the non-consolidated (and, if published for holders of Shares, consolidated) balance sheets as at the end of such financial year and the non-consolidated (and, if published for holders of Shares, consolidated) statements of income for such financial year in respect of the Company, prepared in conformity with generally accepted accounting principles in Greece and International Accounting Standards and reported upon by independent public accountants selected by the Company, as soon as practicable (and in any event within 180 days) after the end of such year;

(ii) if the Company publishes semi-annual financial statements for holders of Shares, such semi-annual financial statements of the Company, as soon as practicable, after the same are published and in any event no later than three months after the end of the period to which they relate; and

(iii) if the Company publishes quarterly financial statements for holders of Shares, such quarterly financial statements, as soon as practicable, after the same are published, and in any event no later than one month after the end of the period to which they relate.

24.2 The Depositary shall upon receipt thereof give due notice to the Holders that such copies are available upon request at its specified office and the specified office of any Agent.

24.3 For so long as any of the GDRs remains outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) under the United States Securities Act of 1993, as amended, if at any time the Company is neither subject to and in compliance with the reporting requirements of Section 13 or 15(d) of the United States Securities Exchange Act of 1934, as amended, nor exempt from such reporting requirements by complying with the information furnishing requirements of Rule 12g3-2(b) thereunder, the Company has agreed in the Deposit Agreement to supply to the Depositary such information, in the English language and in such quantities as the Depositary may from time to time reasonably request, as is required to be delivered to any Holder or beneficial owner of GDRs or to any holder of Shares or a prospective purchaser designated by such Holder, beneficial owner or holder pursuant to a Deed Poll executed by the Company in favour of such persons and the information delivery requirements of Rule 144A(d)(4) under the U.S. Securities Act of 1933, as amended, to permit compliance with Rule 144A thereunder in connection with resales of GDRs or Shares or interests therein and otherwise to comply with the requirements of Rule 144A(d)(4). Subject to receipt, the Depositary will deliver such information, during any period in which the Company informs the Depositary it is subject to the information delivery requirements of Rule 144(A)(d)(4), to any such holder, beneficial owner or prospective purchaser but in no event shall the Depositary have any liability for the contents of any such information.

25. Copies of Company Notices

The Company has undertaken in the Deposit Agreement to transmit to the Custodian and the Depositary on or before the day when the Company first gives notice, by mail, publication or otherwise, to holders of any Shares or other Deposited Property, whether in relation to the taking of any action in respect thereof or in respect of any dividend or other distribution thereon or of any

meeting or adjourned meeting of such holders or otherwise, such number of copies of such notice and any other material (which contains information having a material bearing on the interests of the Holders) furnished to such holders by the Company (or such number of English translations of the originals if the originals were prepared in a language other than English) in connection therewith as the Depositary may reasonably request. If such notice is not furnished to the Depositary in English, either by the Company or the Custodian, the Depositary shall, at the Company's expense, arrange for an English translation thereof (which may be in such summarised form as the Depositary may deem adequate to provide sufficient information) to be prepared. Except as provided below, the Depositary shall, as soon as practicable after receiving notice of such transmission or (where appropriate) upon completion of translation thereof, give due notice to the Holders which notice may be given together with a notice pursuant to Condition 9.1, and shall make the same available to Holders in such manner as it may determine.

26. Moneys held by the Depositary

The Depositary shall be entitled to deal with moneys paid to it by the Company for the purposes of the Deposit Agreement in the same manner as other moneys paid to it as a banker by its customers and shall not be liable to account to the Company or any Holder or any other person for any interest thereon, except as otherwise agreed and shall not be obliged to segregate such moneys from other moneys belonging to the Depositary.

27. Severability

If any one or more of the provisions contained in the Deposit Agreement or in these Conditions shall be or become invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained therein or herein shall in no way be affected, prejudiced or otherwise disturbed thereby.

28. Governing Law

28.1 The Deposit Agreement and the GDRs are governed by, and shall be construed in accordance with, English law except that the certifications set forth in Schedules 3 and 4 to the Deposit Agreement and any provisions relating thereto shall be governed by and construed in accordance with the laws of the State of New York and any United States Federal Court sitting in the Borough of Manhattan, New York City. The rights and obligations attaching to the Deposited Shares will be governed by Greek law. The Company has submitted in respect of the Deposit Agreement and the Deed Poll to the jurisdiction of the English courts and the courts of the State of New York and any United States Federal Court sitting in the Borough of Manhattan, New York City and has appointed an agent for service of process in London and the Borough of Manhattan, New York City. The Company has also agreed in the Deposit Agreement, and the Deed Poll to allow, respectively, the Depositary and the Holders to elect that Disputes are resolved by arbitration.

28.2 The Company has irrevocably appointed the Economic and Commercial Counsellor of the Greek Embassy in London, as its agent in England to receive service of process in any Proceedings in England based on the Deed Poll and appointed CT Corporation System as its agent in New York to receive service of process in any Proceedings in New York. If for any reason the Company does not have such an agent in England or New York as the case may be, it will promptly appoint a substitute process agent and notify the Holders and the Depositary of such appointment. Nothing herein shall affect the right to serve process in any other manner permitted by law.

28.3 The courts of England are to have jurisdiction to settle any disputes (each a "Dispute") which may arise out of or in connection with the GDRs and accordingly any legal action or proceedings arising out of or in connection with the GDRs ("Proceedings") may be brought in such courts. Without prejudice to the foregoing, the Depositary further irrevocably agrees that any Proceedings may be brought in any New York State or United States Federal Court sitting in the Borough of Manhattan, New York City. The Depositary irrevocably submits to the non-exclusive jurisdiction of such courts and waives any objection to Proceedings in such courts whether on the ground of venue or on the ground that the Proceedings have been brought in an inconvenient forum.

28.4 These submissions are made for the benefit of each of the Holders and shall not limit the right of any of them to take Proceedings in any other court of competent jurisdiction nor shall the taking of Proceedings in one or more jurisdictions preclude the taking of Proceedings in any other jurisdictions (whether concurrently or not).

28.5 In the event that the Depositary is made a party to, or is otherwise required to participate in, any litigation, arbitration, or Proceeding (whether judicial or administrative) which arises from or is related to or is based upon any act or failure to act by the Company, or which contains allegations to such effect, upon notice from the Depositary, the Company has agreed to fully cooperate with the Depositary in connection with such litigation, arbitration or Proceeding.

28.6 The Depositary irrevocably appoints The Bank of New York, London Branch, (Attention: The Manager) of 48th Floor, One Canada Square, London E14 5AL as its agent in England to receive service of process in any Proceedings in England based on any of the GDRs. If for any reason the Depositary does not have such an agent in England, it will promptly appoint a substitute process agent and notify the Holders of such appointment. Nothing herein shall affect the right to serve process in any other manner permitted by law.

SUMMARY OF PROVISIONS RELATING TO THE GDRS WHILE IN MASTER FORM

The GDRs are evidenced by (a) a Master Regulation S GDR in registered form and (b) a single Master Rule 144A GDR in registered form. The Master Regulation S GDR and the Master Rule 144A GDR have been, and the Temporary Master Regulation S GDR will be, deposited with The Bank of New York Depository (Nominees) Limited as common depositary for the respective accounts of Euroclear and Clearstream on the date the GDRs are issued. New Regulation S GDRs will initially be evidenced by a temporary Regulation S Master GDR (the "Temporary Master Regulation S GDR") and exchanged for Regulation S GDRs represented by the Master Regulation S GDR at the expiry of 40 days after the later of the commencement of the offering of such GDRs and the original issue date of such GDRs. The Temporary Master Regulation S GDR, the Master Regulation S GDR and the Master Rule 144A GDR (collectively the "Master GDRs") contain provisions which apply to the GDRs while they are in master form, some of which modify the effect of the Conditions of the GDRs set out in this document. The following is a summary of certain of those provisions. Unless otherwise herein, the terms defined in the Conditions shall have the same meaning herein.

The Master GDRs will only be exchanged for certificates in definitive registered form representing GDRs in the circumstances described in (a), (b) or (c) below in whole but not in part. The Depositary will irrevocably undertake in the Master GDRs to deliver certificates evidencing GDRs in definitive registered form in exchange for the relevant Master GDR to the Holders within 60 days in the event that:

(a) Euroclear or Clearstream notifies the Depositary that it is unwilling or unable to continue as depositary and a successor depositary is not appointed within 90 calendar days; or

(b) either Euroclear or Clearstream is closed for business for a continuous period of 14 days (other than by reason of holiday, statutory or otherwise) or announces an intention permanently to cease business or does in fact do so, and, in each case, no alternative clearing system satisfactory to the Depositary is available within 45 days; or

(c) the Depositary has determined that, on the occasion of the next payment in respect of the GDRs, the Depositary or its agent would be required to make any deduction or withholding from any payment in respect of the GDRs which would not be required were the GDRs represented by certificates in definitive registered form.

Any exchange shall be at the expense (including printing costs) of the Company.

A GDR evidenced by an individual definitive certificate will not be eligible for clearing and settlement through Euroclear or Clearstream.

Upon any exchange of a Master GDR for certificates in definitive registered form evidencing GDRs, or any exchange of interests between the Master Rule 144A GDR and the Master Regulation S GDR or vice-versa pursuant to Clause 4 of the Deposit Agreement, or any distribution of GDRs pursuant to Conditions 5, 6, 7 or 10 or any reduction in the number of GDRs represented thereby following any withdrawal of Deposited Property pursuant to Condition 1, the relevant details shall be entered by the Depositary on the Register whereupon the number of GDRs represented by the relevant Master GDR shall be reduced or increased (as the case may be) for all purposes by the amount so exchanged and entered on the Register provided always that if the number of GDRs represented by a Master GDR is reduced to zero such Master GDR shall continue in existence until the obligations of the Bank under the Deposit Agreement and the obligations of the Depositary pursuant to the Deposit Agreement and the Conditions have terminated.

PAYMENTS, DISTRIBUTIONS AND VOTING RIGHTS

Payments of cash dividends and other amounts (including cash distributions) will, in the case of GDRs represented by a Master GDR be made by the Depositary through Euroclear and Clearstream on behalf of persons entitled thereto upon receipt of funds therefor from the Company. A free distribution or rights issue of Shares to the Depositary on behalf of the Holders may result in the record maintained by the Depositary being marked up to reflect the enlarged number of GDRs represented by the relevant Master GDR.

Payments of dividends and other cash distributions payable in respect of the GDRs represented by the Temporary Master Regulation S GDR or the Master Regulation S GDR will be made by the Depositary in euro.

Holders of GDRs will have voting rights in respect of Deposited Shares as set out in Condition 12. Voting rights will be exercised by the Depositary only upon receipt of written instructions in accordance with the Conditions.

SURRENDER OF GDRS

Any requirement in the Conditions relating to the surrender of a GDR to the Depositary shall be satisfied by the production by the common depositary for Euroclear and Clearstream on behalf of a person entitled to an interest therein of such evidence of entitlement of such person as the Depositary may reasonably require, which is expected to be a certificate or other documents issued by Euroclear or Clearstream. The delivery or production of any such evidence shall be sufficient evidence, in favour of the Depositary, any Agent and the Custodian of the title of such person to receive (or to issue instructions for the receipt of) all money or other property payable or distributable in respect of the Deposited Property represented by such GDRs.

NOTICES

For as long as the Master Rule 144A GDR, the Temporary Master Regulation S GDR, and the Master Regulation S GDR are registered in the name of a common depositary on behalf of Euroclear and Clearstream, notices to Holders may be given by the Depositary by delivery of the relevant notice to Euroclear or Clearstream for communication to persons entitled thereto in substitution for delivery of notices in accordance with Condition 23. So long as GDRs are admitted to the Official List of the U.K. Listing Authority and admitted to trading on the London Stock Exchange's market for listed securities, and the U.K. Listing Authority or the London Stock Exchange so requires, notices shall also be published in a leading newspaper having general circulation in the U.K. (which is expected to be the *Financial Times*).

The Master GDRs shall be governed by and construed in accordance with English law.

INFORMATION RELATING TO THE DEPOSITARY

The Depositary is a state-chartered New York banking corporation and a member of the United States Federal Reserve System, subject to regulation and supervision principally by the United States Federal Reserve Board. The Depositary was constituted in 1784 in the State of New York. It is a wholly owned subsidiary of The Bank of New York Bank, Inc., a New York corporation. The principal office of the Depositary is located at One Wall Street, New York, New York 10286. Its principal administrative offices are located at 620 Avenue of the Americas, 6th Floor, New York, NY 10011. A copy of the Depositary's Articles of Association, as amended, together with copies of The Bank of New York Bank, Inc.'s most recent financial statements and annual report are available for inspection at the Corporate Trust Office of the Depositary located at 101 Barclay Street, New York, NY 10286 and at The Bank of New York, One Canada Square, London E14 5AL.

TRANSFER RESTRICTIONS AND SETTLEMENT

TRANSFER RESTRICTIONS

The shares and GDRs have not been and will not be registered under the Securities Act or any state securities laws of the United States. Neither the shares nor the GDRs may be offered, sold or delivered within the United States or to, or for the account or benefit of, U.S. persons except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state laws. Accordingly, the shares and GDRs are being offered and sold:

(1) in the United States only to qualified institutional buyers ("QIBs") in reliance, on and within the meaning of, Rule 144A under the Securities Act; and

(2) outside the United States in compliance with Regulation S under the Securities Act.

In addition, until 40 days after the commencement of the combined offering, any offer or sale of the shares or GDRs that is made within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the Securities Act.

Each purchaser of the shares offered within the United States pursuant to Rule 144A ("Rule 144A Shares") or Rule 144A GDRs by accepting delivery of this offering circular, will be deemed to have represented and agreed that (terms used in this paragraph that are defined in Rule 144A or Regulation S are used as defined therein):

(1) It is (A) a QIB, (B) aware, and each beneficial owner of the Rule 144A Shares or Rule 144A GDRs has been advised, that the sale of the Rule 144A Shares or Rule 144A GDRs to it is being made in reliance on Rule 144A and (C) acquiring such Rule 144A Shares or Rule 144A GDRs for its own account or for the account of a QIB, as the case may be.

(2) It understands that the Rule 144A Shares and Rule 144A GDRs have not been and will not be registered under the Securities Act and may not be reoffered, resold, pledged or otherwise transferred except (A)(i) to a person who the purchaser and any person acting on its behalf reasonably believes is a QIB in a transaction meeting the requirements of Rule 144A, (ii) in an offshore transaction complying with Rule 903 or Rule 904 of Regulation S or (iii) pursuant to an exemption from registration under the Securities Act provided by Rule 144 thereunder (if available) and (B) in accordance with all applicable securities laws of the states of the United States. No representation can be made as to the availability of the exemption provided by Rule 144 for resales of the Rule 144A Shares or Rule 144A GDRs.

(3) It will, and each subsequent holder is required to, notify any subsequent purchaser of the Rule 144A shares or the Rule 144A GDRs from it of the resale restrictions referred to in 2(A) and (B).

(4) The Rule 144A Shares and Rule 144A GDRs (to the extent they are in certified form), unless otherwise determined by the Company in compliance with applicable law, will bear a legend substantially to the following effect, and may be offered, sold, pledged or otherwise transferred only in accordance with the legend:

THIS RULE 144A GLOBAL DEPOSITARY RECEIPT ("THIS GDR") AND THE SHARES OF PUBLIC POWER CORPORATION S.A. (THE "SHARES") REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR WITH ANY SECURITIES REGULATORY AUTHORITY OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES. THE HOLDER HEREOF BY PURCHASING THIS GDR, AGREES FOR THE BENEFIT OF PUBLIC POWER CORPORATION, S.A. THAT THIS GDR AND THE SHARES CORRESPONDING HERETO MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (A)(1) TO A PERSON WHOM THE SELLER AND ANY PERSON ACTING ON ITS BEHALF REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER ("QIB") WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QIB IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A, (2) IN AN OFFSHORE TRANSACTION COMPLYING WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT OR (3) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER (IF AVAILABLE) AND (B) IN ACCOR-

DANCE WITH ALL APPLICABLE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES. THE HOLDER OF THIS GDR WILL, AND EACH SUBSEQUENT HOLDER IS REQUIRED TO, NOTIFY ANY SUBSEQUENT PURCHASER OF SUCH GDR OF THE RESALE RESTRICTIONS REFERRED TO ABOVE. NO REPRESENTATION CAN BE MADE AS TO THE AVAILABILITY OF THE EXEMPTION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT FOR THE RESALE OF THIS SECURITY. NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THE FOREGOING, FOR SO LONG AS THE SHARES ARE "RESTRICTED SECURITIES" WITHIN THE MEANING OF RULE 144(a)(3) UNDER THE SECURITIES ACT, SUCH SHARES MAY NOT BE DEPOSITED INTO ANY UNRESTRICTED DEPOSITARY RECEIPT FACILITY IN RESPECT OF SHARES ESTABLISHED OR MAINTAINED BY A DEPOSITARY BANK (INCLUDING ANY SUCH FACILITY MAINTAINED BY THE DEPOSITARY FOR THE RULE 144A GLOBAL DEPOSITARY RECEIPTS), OTHER THAN A RESTRICTED DEPOSIT RECEIPT FACILITY. EACH HOLDER, BY ITS ACCEPTANCE OF THE RULE 144A GLOBAL DEPOSITARY RECEIPTS EVIDENCED HEREBY, REPRESENTS THAT IT UNDERSTANDS AND AGREES TO THE FOREGOING RESTRICTIONS. THE HOLDER OF THIS GDR WILL, AND EACH SUBSEQUENT HOLDER WILL BE REQUIRED TO, NOTIFY ANY SUBSEQUENT PURCHASERS OF SUCH GDR OF THE RESALE RESTRICTIONS REFERRED TO ABOVE.

(5) Notwithstanding anything to the contrary in the foregoing, for so long as the Rule 144A Shares are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act, the Rule 144A Shares may not by deposited into any unrestricted depositary receipt facility in respect of the shares established or maintained by a depositary bank (including any such facility maintained by the depositary for the Rule 144A global depositary receipts). They may, however, be deposited into a restricted deposit receipt facility.

(6) Any offer, sale, pledge or other transfer made other than in compliance with the foregoing restrictions will not be recognised by the Company or the depositary in respect of the Rule 144A Shares or the Rule 144A GDRs and the shares represented thereby.

(7) The Company, the Depositary, the international managers and their respective affiliates, and others will rely upon the truth and accuracy of the foregoing acknowledgements, representations and agreements. If the purchaser is acquiring any Rule 144A GDRs or Rule 144A Shares for the account of one or more QIBs, it represents that it has sole investment discretion with respect to each such account and that it has full power to make the foregoing acknowledgements, representations and agreements on behalf of each such account.

Prospective purchasers are hereby notified that sellers of the Rule 144A Shares or the Rule 144A GDRs or the shares represented thereby may be relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A.

Regulation S GDRs and Regulation S Shares

Each purchaser of the shares and GDRs offered outside the United States and pursuant to Regulation S ("Regulation S Shares" and "Regulation S GDRs", respectively) and each subsequent purchaser of the Regulation S Shares or Regulation S GDRs in resales prior to the date 40 days after the latest of the commencement of the international offering and the closing date of the international offering relating to such Shares or GDRs ("Distribution Compliance Period") by accepting delivery of this offering circular, will be deemed to have represented, agreed and acknowledged that:

(1) It is, or at the time the Regulation S Shares or Regulation S GDRs are purchased will be, the beneficial owner of such Regulation S Shares or Regulation S GDRs (or, if it is a broker-dealer acting on behalf of its customer has confirmed to it that such customer is or, at the time the Regulation S Shares are deposited and at the time the Regulation S GDRs are issued, will be, the beneficial owner of the Regulation S Shares and of the Regulation S GDRs) and (A) is not a U.S. person (as defined in Regulation S under the Securities Act) and is located outside the United States (within the meaning of Regulation S under the Securities Act), (B) is not an affiliate of the Company or a person acting on behalf of such an affiliate, (C) is not in the business of buying and selling securities or, if it is in such business, did not acquire the securities to be deposited from the Company or any affiliate thereof in the initial distribution of

Regulation S GDRs and Regulation S Shares and (D) is purchasing such Regulation S Shares or Regulation S GDRs in an offshore transaction pursuant to and in reliance on Regulation S.

(2) It understands (or, if it is a broker-dealer, its customer has confirmed to it that such person understands) that such Regulation S Shares or Regulation S GDRs and the shares represented thereby have not been and will not be registered under the Securities Act or with any regulatory authority of any state or jurisdiction of the United States and are subject to the restrictions on transfer described in the legend in (3) below.

(3) It understands that the Regulation S Shares and Regulation S GDRs, including GDRs initially represented by a Temporary Master Regulation S GDR (in each case to the extent they are in certificated form), unless otherwise determined by the Company in compliance with applicable law, will bear a legend substantially to the following effect and may be offered, sold, pledged or otherwise transferred only in accordance with the legend:

THIS REGULATION S GLOBAL DEPOSITARY RECEIPT ("THIS GDR") AND THE SHARES OF PUBLIC POWER CORPORATION S.A. (THE "SHARES") REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR WITH ANY SECURITIES REGULATORY AUTHORITY OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES AND, PRIOR TO THE EXPIRATION OF A DISTRIBUTION COMPLIANCE PERIOD (DEFINED AS THE PERIOD ENDING 40 DAYS AFTER THE LATEST OF THE COMMENCEMENT OF THE INTERNATIONAL OFFERING AND THE CLOSING DATE OF THE INTERNATIONAL OFFERING) MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (A) IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT OR (B) TO A PERSON WHOM THE SELLER AND ANY PERSON ACTING ON ITS BEHALF REASONABLY BELIEVE IS A QUALIFIED INSTITUTIONAL BUYER ("QIB") (WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT) IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A, IN EACH CASE, IN ACCORDANCE WITH ANY APPLICABLE LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES; PROVIDED THAT IN CONNECTION WITH ANY TRANSFER UNDER (B) ABOVE, THE TRANSFEROR SHALL PRIOR TO THE SETTLEMENT OF SUCH SALE WITHDRAW THE SHARES FROM THE REGULATION S FACILITY (AS DEFINED IN THE DEPOSIT AGREEMENT) IN ACCORDANCE WITH THE TERMS AND CONDITIONS OF THE DEPOSIT AGREEMENT AND INSTRUCT THAT SUCH SHARES BE DELIVERED TO THE CUSTODIAN UNDER THE DEPOSIT AGREEMENT FOR DEPOSIT IN THE RULE 144A FACILITY (AS DEFINED IN THE DEPOSIT AGREEMENT) THEREUNDER AND THAT RULE 144A GDRs REPRESENTED BY A MASTER RULE 144A GDRs BE ISSUED, IN ACCORDANCE WITH THE TERMS AND CONDITIONS OF THE DEPOSIT AGREEMENT, TO OR FOR THE ACCOUNT OF SUCH QIB.

UPON THE EXPIRATION OF THE DISTRIBUTION COMPLIANCE PERIOD REFERRED TO ABOVE, THIS GDR AND THE SHARES REPRESENTED HEREBY SHALL NO LONGER BE SUBJECT TO THE RESTRICTIONS ON TRANSFER PROVIDED IN THIS LEGEND, PROVIDED THAT AT THE TIME OF SUCH EXPIRATION THE OFFER OR SALE OF THE REGULATION S GLOBAL DEPOSITARY RECEIPTS REPRESENTED HEREBY AND THE SHARES REPRESENTED THEREBY BY THE HOLDER HEREOF IN THE UNITED STATES WOULD NOT BE RESTRICTED UNDER THE SECURITIES LAWS OF THE UNITED STATES OR ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

(4) It understands (or, if it is a broker-dealer, its customer has confirmed to it that such customer understands) that the Regulation S GDRs offered in reliance on Regulation S will be represented by the Regulation S Master GDR. Prior to the expiration of the Distribution Compliance Period, before any interest in the Regulation S Master GDR may be offered, sold, pledged or otherwise transferred to a person who takes delivery in the form of an interest in the Rule 144A Master GDR, the person who will (following the withdrawal of the Deposited Shares from the Regulation S Facility and deposit into the Rule 144A Facility) be the beneficial owner of the Rule 144A GDRs represented by an interest in the Rule 144A Master GDR be required to provide the Depositary with a written certification (in the form provided in the Deposit Agreement) as to compliance with the Terms and Conditions of the GDRs and the Deposit Agreement.

(5) The Company, the Depositary, the Managers and their respective affiliates, and others will rely upon the truth and accuracy of the foregoing acknowledgements, representations and agreements. Any resale or other transfer, or attempted resale or other transfer, made other than in compliance with the above-stated restrictions shall not be recognised by the Company or the Depositary in respect of the Regulation S GDRs, the Regulation S GDRs evidenced thereby and the shares represented thereby.

(6) At the expiry of the Distribution Compliance Period for the temporary Regulation S GDRs issued in relation to the offering pursuant to this Offering Circular, the temporary Regulation S GDRs will automatically be cancelled, the underlying shares will be deposited into the existing Regulation S GDR facility, and persons formerly holding temporary Regulation S GDRs will receive Regulation S GDRs represented by the existing Master Regulation S GDR in exchange for the temporary Regulation S GDRs.

CANADA

This document is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in Canada. No securities commission or similar authority in Canada has reviewed or in any way passed upon this document or the merits of the securities described herein, and any representation to the contrary is an offence.

The offering is being made in the Provinces of Ontario, Québec and British Columbia (the "Private Placement Provinces") by way of a private placement of shares or GDRs. The offering in the Private Placement Provinces is being made pursuant to this document through the international managers named in this document or through their selling agents who are permitted under applicable law to distribute such securities in Canada.

Representations and Agreements by Purchasers

Confirmations of the acceptance of offers to purchase any shares or GDRs will be sent to purchasers in the Private Placement Provinces who have not withdrawn their offers to purchase prior to the issuance of such confirmations. Each purchaser of shares or GDRs in the Private Placement Provinces who receives a purchase confirmation regarding the purchase of shares or GDRs will, by the purchaser's receipt thereof, be deemed to have represented that such purchaser and any ultimate purchaser for which such initial purchaser is acting as agent (a) is entitled under applicable provincial securities laws to purchase such shares or GDRs without the benefit of a prospectus qualified under such securities laws and, in the case of purchasers in provinces other than Ontario, without the services of a dealer registered pursuant to such securities laws, (b) is basing its investment decision solely on this document and not on any other information concerning the Company or the offering, (c) has reviewed the terms referred to below under the heading "Canadian Resale Restrictions" and (d) is in compliance with the following:

- where the purchaser is purchasing in Ontario, such purchaser is either a "designated institution" within the meaning of Section 204 of the Regulation to the Securities Act (Ontario) purchasing from a person or company registered as an "international dealer" under the Securities Act (Ontario) or is a purchaser purchasing from a fully registered dealer and, in either case, is purchasing the shares or GDRs with the benefit of the prospectus exemption provided by Section 2.3 of Ontario Securities Commission Rule 45-501 ("Rule 45-501") (that is, such purchaser is purchasing the shares or GDRs as a principal and is an "accredited investor" within the meaning of Section 1.1 of Rule 45-501);
- where the purchaser is purchasing in Québec, such purchaser is a "sophisticated purchaser" within the meaning of Section 44 of the Securities Act (Québec) purchasing the shares or GDRs as principal, or is a "sophisticated purchaser" within the meaning of Section 45 of the Securities Act (Québec) purchasing for the portfolio of a person managed solely by it or is purchasing as principal shares or GDRs with an aggregate acquisition cost to such purchaser of at least Cdn$150,000 from a registered dealer with an unrestricted practice;
- where the purchaser is purchasing in British Columbia, such purchaser is (i) purchasing the shares or GDRs with the benefit of the prospectus exemption and dealer registration exemption provided by Section 5.1 of Multilateral Instrument 45-103 ("MI 45-103") (that is, such purchaser is purchasing as principal and is an "accredited investor" within the meaning of Section

1.1 of MI 45-103) or (ii) such purchaser is purchasing the shares or GDRs as principal and has been designated as an exempt purchaser by an outstanding order of the Executive Director of the British Columbia Securities Commission in accordance with the registration and prospectus exemptions provided by Sections 45(2)(4) and 74(2)(3) of the Securities Act (British Columbia);

- if the purchaser is a company, the purchaser was not established solely for the purpose of acquiring shares or GDRs in reliance on an exemption from applicable prospectus requirements in the Private Placement Provinces;
- such purchaser is either purchasing shares or GDRs as principal for its own account, or is deemed to be purchasing shares or GDRs as principal for its own account in accordance with the applicable securities laws of the province in which such purchaser is resident, by virtue of being either (i) a designated trust company; (ii) a designated insurance company; (iii) a portfolio manager; or (iv) another entity similarly deemed by those laws to be purchasing as principal for its own account when purchasing on behalf of other beneficial purchasers;
- such purchaser is purchasing in respect of a trade for which there is an exemption from the registration requirements of applicable Canadian securities laws or which is otherwise in compliance with such laws;
- such purchaser acknowledges and agrees that the offer and sale of shares or GDRs was made exclusively through this document and was not made through an advertisement of the shares or GDRs in any printed media of general and regular paid circulation, radio or television or any other form of advertising; and
- such purchaser acknowledges that the shares or GDRs are being distributed in Canada on a private placement basis only and that any resale of shares or GDRs must be in accordance with the requirements of applicable securities laws, which will vary depending on the relevant jurisdictions.

Language of Document

Each purchaser of shares or GDRs in Canada that receives a purchase confirmation hereby agrees that it is such purchaser's express wish that all documents evidencing or relating in any way to the sale of such shares or GDRs be drafted in the English language only. *Chaque acheteur au Canada des valeurs mobilières recevant un avis de confirmation à l'égard de son acquisition reconnaît que c'est sa volonté expresse que tous les documents faisant foi ou se rapportant de quelque manière à la vente des valeurs mobilières soient rédigés uniquement en anglais.*

Canadian Resale Restrictions

The distribution of the shares or GDRs in the Private Placement Provinces is being made on a private placement basis. Accordingly, any resale of the shares or GDRs must be made (i) through an appropriately registered dealer or in accordance with an exemption from the dealer registration requirements of applicable provincial securities laws and (ii) in accordance with, or pursuant to an exemption from, the prospectus requirements of such laws. Such resale restrictions may not apply to resales made outside of Canada, depending on the circumstances. Purchasers of shares or GDRs are advised to seek legal advice prior to any resale of shares or GDRs.

Statutory Rights of Action (Ontario Purchasers)

Section 4.2 of Rule 45-501 provides that when an offering memorandum, such as this document, is delivered to an investor to whom securities are distributed in reliance upon the "accredited investor" prospectus exemption in Section 2.3 of Rule 45-501, the right of action referred to in Section 130.1 of the Securities Act (Ontario) ("Section 130.1") is applicable. Section 130.1 provides purchasers who purchase securities offered by an offering memorandum with a statutory right of action against the issuer of securities and any selling securityholder for rescission or damages in the event that the offering memorandum and any amendment to it contains a "misrepresentation". "Misrepresentation" means an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make any statement not misleading or false in the light of the circumstances in which it was made.

Where this document, together with any amendment to it, is delivered to a prospective purchaser of shares or GDRs in connection with a trade made in reliance on Section 2.3 of Rule 45-501, and this document contains a misrepresentation which was a misrepresentation at the time of purchase of the shares or GDRs, the purchaser will have a statutory right of action against the Company and any selling securityholder for damages or, while still the owner of shares or GDRs, for rescission, in which case, if the purchaser elects to exercise the right of rescission, the purchaser will have no right of action for damages, provided that the right of action for rescission will be exercisable by the purchaser only if the purchaser gives notice to the defendant, not more than 180 days after the date of the transaction that gave rise to the cause of action, that the purchaser is exercising this right; or, in the case of any action, other than an action for rescission, the earlier of: (i) 180 days after the plaintiff first had knowledge of the facts giving rise to the cause of action, or (ii) three years after the date of the transaction that gave rise to the cause of action.

The defendant shall not be liable for a misrepresentation if it proves that the purchaser purchased the shares or GDRs with knowledge of the misrepresentation.

In an action for damages, the defendant shall not be liable for all or any portion of the damages that the defendant proves do not represent the depreciation in value of the shares or GDRs as a result of the misrepresentation relied upon.

Subject to the paragraph below, all or any one or more of the Company and any selling securityholders are jointly and severally liable, and every person or company who becomes liable to make any payment for a misrepresentation may recover a contribution from any person or company who, if sued separately, would have been liable to make the same payment, unless the court rules that, in all the circumstances of the case, to permit recovery of the contribution would not be just and equitable.

Despite the paragraph above, the Company shall not be liable where it is not receiving any proceeds from the distribution of the shares or GDRs being distributed and the misrepresentation was not based on information provided by the Company, unless the misrepresentation:

(a) was based on information that was previously publicly disclosed by the Company;

(b) was a misrepresentation at the time of its previous public disclosure; and

(c) was not subsequently publicly corrected or superseded by the Company prior to the completion of the distribution of the shares or GDRs.

In no case shall the amount recoverable for the misrepresentation exceed the price at which the shares or GDRs were offered.

The foregoing statutory right of action for rescission or damages conferred is in addition to and without derogation from any other right the purchaser may have at law.

This summary is subject to the express provisions of the Securities Act (Ontario) and the regulations and rules made under it, and you should refer to the complete text of those provisions.

Enforcement of Legal Rights

All of the directors and officers (or their equivalents) of the Company as well as any persons named herein may be located outside of Canada and, as a result, it may not be possible for purchasers to effect service of process within Canada upon the Company or such persons. All or a substantial portion of the assets of the Company and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgement against the Company or such persons in Canada or to enforce a judgement obtained in Canadian courts against the Company or such persons outside of Canada.

Canadian Tax Considerations and Eligibility for Investment

This offering circular does not address the Canadian tax consequences of ownership of the shares or GDRs. Prospective purchasers of shares or GDRs should consult their own tax advisors with respect to the Canadian and other tax considerations applicable to their particular circumstances and with respect to the eligibility of the shares or GDRs for investment by purchasers under relevant Canadian legislation.

Currency

The offering price and other financial information disclosed in this offering circular have been reported in euro. The following table sets out for the periods indicated, the period-end, high, low and average Canadian Noon Rates[(1)] between the euro and the Canadian dollar ("Cdn$") (expressed in Cdn$ per euro).

Period[(2)(3)]	Period-end	Average[(4)]	High	Low
2002 [(5)]	1.5842	1.4783	1.6104	1.3675
Nine months ended September 30, 2002	1.5517	1.4544	1.5741	1.3675
Six months ended June 30, 2002	1.5030	1.4128	1.5030	1.3675
2001	1.4097	1.3867	1.4598	1.2713
Nine months ended September 30, 2001	1.4455	1.3768	1.4598	1.2713
Six months ended June 30, 2001	1.2933	1.3780	1.4473	1.2883
2000	1.3935	1.3708	1.5110	1.2547
1999	1.4580	1.5839	1.8076	1.4580
1998	1.8061	1.6637	1.8704	1.5189

(1) The term "Canadian Noon Rate" means the Bank of Canada noon exchange rate.

(2) The euro only came into existence on January 1, 1999 and no euro-Cdn$ exchange rates existed prior to such date. For comparison purposes, the euro-Cdn$ exchange rates for 1998 are based on the Canadian Noon Rate for the ECU. The euro-Cdn$ exchange rates for 1999, 2000, 2001 and 2002 are based on the Canadian Noon Rate for euro.

(3) Unless otherwise specified, each reference to a year is a year ended 31st December.

(4) The average of the Canadian Noon Rate on the last business day of each month in the period.

(5) Through 22nd November, 2002.

On 22nd November, 2002, the Canadian Noon Rate for euro was Cdn$1.5842 per euro.

These exchange rates are provided only for the convenience of the reader. No representation is made that the euro amounts could have been converted into Canadian dollars at the above rates on any of the dates indicated or at any other rate.

Greek withholding tax and foreign exchange controls

For information on Greek legislation relating to withholding taxes, please refer to "Taxation—Greek Taxation". For information on foreign exchange controls in Greece, please refer to "Foreign Investment and Foreign Exchange Controls in Greece".

CLEARANCE AND SETTLEMENT

Custodial and depositary links have been established among Clearstream and Euroclear to facilitate the initial issue of the GDRs and cross-market transfers of the GDRs associated with the secondary market trading.

The Clearing Systems

Clearstream and Euroclear

Clearstream and Euroclear each hold securities for participating organisations and facilitate the clearance and settlement of securities transactions between their respective participants through the electronic book-entry changes in accounts of such participants. Clearstream and Euroclear provide to their respective participants, among other things, services for safekeeping, administration, clearance and settlement of internationally-traded securities and securities lending and borrowing. Clearstream and Euroclear participants are financial institutions throughout the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organisations. Indirect access to Clearstream or Euroclear is also available to others, such as banks, brokers, dealers and trust companies which clear through or maintain a custodial relationship with Clearstream or Euroclear participants, either directly or indirectly.

Distributions of dividends and other payments with respect to book-entry interests in the GDRs held through Clearstream or Euroclear will be credited, to the extent received by the Depositary, to the cash accounts of Clearstream or Euroclear participants in accordance with the relevant system's rules and procedures.

Registration and Form

Book-entry interests in the Regulation S GDRs held through Clearstream and Euroclear will be evidenced by the Master Regulation S GDR registered in the name of the Common Nominee. The Master Regulation S GDR Certificate will be held by the Common Depositary. Book-entry interests in the Rule 144A GDRs held through Euroclear and Clearstream will be evidenced by the Master Rule 144A GDR registered in the name of the Common Nominee. The Rule 144A Master GDR Certificate will be held by the Common Depositary. As necessary, the Depositary will adjust the amounts of GDRs on the Register for the accounts of Clearstream and Euroclear to reflect the amounts of GDRs held through Clearstream and Euroclear, respectively. Beneficial ownership in GDRs will be held through financial institutions as direct and indirect participants in Clearstream and Euroclear.

The aggregate holdings of book-entry interests in the GDRs in Clearstream and Euroclear will be reflected in the book-entry accounts of each such institution. Clearstream and Euroclear, as the case may be, and every other intermediate holder in the chain to the beneficial owner of book-entry interest in the GDRs, will be responsible for establishing and maintaining accounts for their participants and customers having interests in the book-entry interests in the GDRs. The Depositary will be responsible for maintaining a record of the aggregate holdings of GDRs registered in the name of The Bank of New York Depository (Nominees) Limited, where represented by a Master GDR, and/or in the name of the relevant Holders where held in definitive registered form. The Depositary will be responsible for ensuring that payments received by it from us for Holders holding through Clearstream and Euroclear are credited to Clearstream or Euroclear, as the case may be.

We will not impose any fees in respect of the GDRs; however, certain fees and expenses are payable to the Depositary in accordance with the terms and conditions of the GDRs. Holders of book-entry interests in the GDRs may incur fees normally payable in respect of the maintenance and operation of accounts in Clearstream and Euroclear.

Global Clearance and Settlement Procedures

Settlement

On completion of the combined offering, the GDRs will be in global form evidenced by the Master GDRs. Purchasers electing to hold book-entry interests in the GDRs through Clearstream and Euroclear accounts will follow the settlement procedures applicable to conventional depositary receipts. Book-entry interests in the GDRs will be credited to Clearstream and Euroclear participant securities clearance accounts on the business day following the Closing Date against payment (value Closing Date).

Secondary market trading

Trading between Clearstream and/or Euroclear participants

Secondary market sales of book-entry interests in the GDRs held through Clearstream or Euroclear to purchasers of book-entry interests in the GDRs through Clearstream or Euroclear will be conducted in accordance with the normal rules and operating procedures of Clearstream and Euroclear and will be settled using the normal procedures applicable to depositary receipts.

General

Although the foregoing sets out the procedures of Clearstream and Euroclear in order to facilitate the transfers of interests in the GDRs among participants of Euroclear and Clearstream, none of Clearstream or Euroclear are under any obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time.

None of the Company, the Depositary, the Custodian nor their respective agents will have any responsibility for the performance by Clearstream or Euroclear or their respective participants of their respective obligations under the rules and procedures governing their operations.

Shares

The shares will settle through the facilities of the ASE. You should read "The Athens Stock Exchange and Settlement—Settlement, Clearance and the Central Securities Depositary" for more information.

TAXATION

The following summary describes certain of the tax consequences of the purchase, ownership and disposition of shares and GDRs. It is not a complete description of all the possible tax consequences of such purchase, ownership or disposition. This summary is based on the laws as in force and as applied in practice on the date of this offering circular and is subject to changes to those laws and practices subsequent to the date of this offering circular. You should consult your own advisers as to the tax consequences of the acquisition, ownership and disposal of shares and GDRs in light of your particular circumstances, including the effect of any other national laws.

GREEK TAXATION

The following is a summary of certain Greek tax considerations which may be relevant to the acquisition, ownership and disposition of shares and GDRs. The summary does not purport to be nor should it be relied upon as a comprehensive description or analysis of all the tax considerations which may be relevant to a decision to acquire shares.

The summary is based on tax laws and regulations in effect in Greece on the date hereof, which are subject to change without notice. Prospective purchasers or holders of shares and GDRs should consult their own tax advisers as to the Greek or other tax consequences arising from the acquisition, ownership and disposition of shares, having regard to their particular circumstances.

Taxation of the Company

The Company's net income is taxed at a flat rate of 35%.

Taxation of Dividends

No withholding taxes are imposed by the Hellenic Republic under Greek tax law on the payment of dividends on the shares or GDRs.

Taxation of Capital Gains

Under Article 38 of Law 2238/1994, as now in force, capital gains resulting from the sale of ASE-listed shares by Greek enterprises maintaining double entry accounting records will not be subject to income tax, provided that such gains are maintained in a special reserve account in the accounting records. In the case of distribution or dissolution of the enterprise, these gains will be added to income and will be taxed accordingly.

Capital gains from the sale of ASE-listed shares earned by natural persons (whether Greek or foreign residents), and enterprises domiciled in Greece but not required to maintain double entry accounting records, are also exempt from taxation.

By virtue of Article 27 of Law 2703/1999 capital gains from the sale of securities listed on stock exchanges outside Greece, including the GDRs, earned by Greek tax residents (natural persons or legal entities) are also exempt from taxation.

Capital gains of U.S. Holders and UK Holders that are not Greek residents on the sale or other disposition of shares or GDRs will not be subject to income taxation in Greece.

Stamp Duty

The issuance and transfer of shares and GDRs as well as the payment of dividends therefrom is exempt from stamp duty in Greece.

Transfer Taxes and Charges

A transfer tax is imposed on transfers of ASE-listed securities at the rate of 0.3% of the purchase price. The tax is borne by the seller and is charged by the CSD to brokerage firms, who then in turn charge their clients. In addition, the CSD charges a levy of approximately 0.065% of the value of the transaction to cover settlement costs and each of the buyer and the seller also pay a freely negotiable commission to the brokers.

Inheritance or Succession Taxes

Inheritance or succession taxes are payable in Greece on shares of Greek-domiciled companies on a progressive system which depend on the degree of the relationship between the deceased and the beneficiary. The taxable basis for stock exchange-listed shares is prescribed in the Legislative Decree 118/1973, as amended and currently in force.

Gift Tax (Donation Taxes)

A similar system of progressive taxation applies to the donation of listed shares.

Potential purchasers should consult their own tax advisors concerning the overall Greek tax (including Greek capital gains, inheritance or succession, and gift tax) consequences of the purchase, ownership and disposition of shares.

UNITED STATES FEDERAL INCOME TAXATION

The following summary describes certain U.S. federal income tax consequences that may be relevant with respect to the acquisition, ownership and disposition of our shares or GDRs. This summary addresses only U.S. federal income tax considerations of holders that will hold the shares and/or GDRs as capital assets. It does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase the shares and/or GDRs. In particular, this summary does not address tax considerations applicable to holders that may be subject to special tax rules including, without limitation, the following: (a) financial institutions; (b) insurance companies; (c) dealers or traders in securities or currencies; (d) tax-exempt entities; (e) persons that will hold shares or GDRs as part of a "hedging" or "conversion" transaction or as a position in a "straddle" or as part of a "synthetic security" or other integrated transaction for U.S. federal income tax purposes; (f) persons that have a "functional currency" other than the U.S. dollar; (g) persons that own (or are deemed to own) 10% or more (by voting power) of our share capital; (h) regulated investment companies; and (i) persons who hold shares or GDRs through partnerships. Further, this summary does not address alternative minimum tax consequences.

This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), U.S. Treasury Regulations and judicial and administrative interpretations thereof, and the Convention Between the United States of America and the Kingdom of Greece for the Avoidance of Double Taxation and the Prevention of Financial Evasion with Respect to Taxes on Income, in each case as in effect and available on the date of this offering circular. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below. The U.S. Treasury Department has expressed concern that depositaries for depositary receipts, or other intermediaries between the holders of shares of an issuer and the issuer, may be taking actions that are inconsistent with the claiming of U.S. foreign tax credits by U.S. holders of such receipts or shares. Accordingly, the analysis regarding the availability of a U.S. foreign tax credit for Greek taxes and sourcing rules described below could be affected by future actions taken by the U.S. Treasury Department.

Each prospective investor should consult its own tax advisor with respect to the U.S. federal, state, local, gift, estate and other tax consequences of acquiring, owning and disposing of shares or GDRs. U.S. Holders should also review the discussion under "Taxation—Greek Taxation" for the Greek tax consequences to a U.S. Holder of the ownership of shares or GDRs.

For purposes of this summary a "U.S. Holder" is a beneficial owner of shares or GDRs that is, for U.S. federal income tax purposes: (a) a citizen or resident of the United States; (b) a corporation or other entity treated as a corporation for U.S. tax purposes created or organised in or under the laws of the United States or any state thereof (including the District of Columbia); (c) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (d) a trust if (i) a court within the United States is able to exercise primary supervision over its administration and (ii) one or more U.S. persons have the authority to control all of the substantial decisions of such trust. If a partnership holds shares or GDRs, the consequences to a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partner of a partnership holding shares or GDRs should consult its tax advisor. A "Non-U.S. Holder" is a beneficial owner of shares or GDRs that is not a U.S. Holder.

Distributions

Subject to the discussion "Taxation—Passive Foreign Investment Company Considerations", the gross amount of any distributions that is actually or constructively received by a U.S. Holder with respect to shares and/or GDRs will be a dividend includible in gross income of a U.S. Holder as ordinary income to the extent of our current and accumulated earnings and profits as determined under U.S. federal income tax principles. Dividends paid on shares or GDRs generally will constitute income from sources outside the United States and will not be eligible for the "dividends received" deduction.

A distribution to a U.S. Holder in excess of our current and accumulated earnings and profits will be treated first as a non-taxable return of capital to the extent of such U.S. Holder's adjusted tax basis in its shares or GDRs, and any distribution in excess of such basis will constitute capital gain, and will be long-term capital gain (taxable at a reduced rate for individual holders, trusts or estates) if the shares and/or GDRs were held for more than one year. A further reduced tax rate may apply to capital gains on shares or GDRs held by individual holders for more than five years.

We do not maintain our calculations of our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will generally be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. The amount of any distribution of property other than cash will be the fair market value of the property on the date of the distribution.

The gross amount of any distribution paid in euros will be included in the gross income of a U.S. Holder in an amount equal to the U.S. dollar value of the euros calculated by reference to the exchange rate in effect on the date received by the Depositary (in the case of GDRs) or by the U.S. Holder (in the case of shares), regardless of whether the euros are converted into U.S. dollars. If the euros are converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognise foreign currency gain or loss in respect of the dividend. If the euros received as a dividend are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the euros equal to its U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the euros will be treated as ordinary income or loss, and will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

A distribution of additional shares and/or GDRs to U.S. Holders with respect to their shares and/or GDRs that is made part of a pro rata distribution to all shareholders generally will not be subject to U.S. federal income tax unless shareholders can elect that the distribution be payable in either additional shares and/or GDRs, or cash. We expect that our shareholders will not have this option upon each distribution. If our shareholders were to have this option, a distribution of additional shares and/or GDRs to U.S. Holders with respect to their shares and/or GDRs will be taxable under the rules described above.

Subject to the discussion under "Taxation—Backup Withholding and Information Reporting", a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on dividends received on shares or GDRs unless that income is effectively connected with the conduct by that Non-U.S. Holder of a trade or business within the United States.

Sale, Exchange, Redemption or Other Disposition of the Shares or GDRs

Subject to the discussion "Taxation—Passive Foreign Investment Company Considerations", a U.S. Holder will generally recognise a gain or loss for U.S. federal income tax purposes upon the sale or exchange of shares or GDRs in an amount equal to the difference between the U.S. dollar value of the amount realised from such sale or exchange and the U.S. Holder's tax basis in such shares or GDRs. Such gain or loss will be a capital gain or loss and will be long-term capital gain (taxable at a reduced rate for individuals, trusts or estates) if the shares or GDRs were held for more than one year. A further reduced tax rate may apply to capital gain on shares or GDRs held by individual holders for more than five years. Any such gain or loss would generally be treated as from sources within the United States. The deductibility of capital losses is subject to significant limitations.

A U.S. Holder that receives euros on the sale or other disposition of shares or GDRs will realise an amount equal to the U.S. dollar value of the euros on the date of sale (or in the case of cash basis

and electing accrual basis taxpayers, the U.S. dollar value of the euro on settlement date). If a U.S. Holder receives euros upon a sale or exchange of shares or GDRs, gain or loss, if any, recognised on the subsequent sale, conversion or disposition of such euros will be ordinary income or loss, and will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. However, if such euros are converted into U.S. dollars on the date received by the U.S. Holder, a cash basis or electing accrual U.S. Holder should not recognise any gain or loss on such conversion.

Subject to the discussion "Taxation—Passive Foreign Investment Company Considerations", a redemption of shares or GDRs by us will be treated as a sale of the redeemed shares or GDRs by the U.S. Holder or, in certain circumstances, as a distribution to the U.S. Holder (which is taxable as described under "Taxation—Distributions").

Subject to the discussion under "Taxation—Backup Withholding and Information Reporting", a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on any gain realised on the sale or exchange of shares or GDRs unless: (a) that gain is effectively connected with the conduct by that Non-U.S. Holder of a trade or business in the United States, (b) in the case of any gain realised by an individual Non-U.S. Holder, that holder is present in the United States for 183 days or more in the taxable year of the sale or exchange and certain other conditions are met, or (c) the Non-U.S. Holder is subject to tax pursuant to provisions of the Code applicable to certain expatriates.

Passive Foreign Investment Company Considerations

We believe that we are not, and we do not expect to become, a passive foreign investment company (a "PFIC"), for U.S. federal income tax purposes. However, because this is a factual determination made annually at the end of the taxable year, there can be no assurance that we will not be considered a PFIC for any future taxable year. If we were a PFIC in any year, special, possibly materially adverse, consequences would (as discussed below) result for U.S. Holders.

A corporation organised outside the United States generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which either: (a) at least 75% of its gross income is "passive income", or (b) on average at least 50% of the gross value of its assets is attributable to assets that produce "passive income" or are held for the production of passive income. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions. In determining whether it is a PFIC a foreign corporation is required to take into account a pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest.

If we are a PFIC in any year during which a U.S. Holder owns shares or GDRs, the U.S. Holder will be subject to additional taxes on any excess distributions received from us and any gain realised from the sale or other disposition of the shares or GDRs (whether or not we continue to be a PFIC). A U.S. Holder has an excess distribution to the extent that distributions on the shares or GDRs during a taxable year exceed 125% of the average amount received during the three preceding taxable years (or, if shorter, the U.S. Holder's holding period). To compute the tax on the excess distributions or any gain, (a) the excess distribution or the gain is allocated ratably over the U.S. Holder's holding period, (b) the amount allocated to the current taxable year and any year before we became a PFIC is taxed as ordinary income in the current year, and (c) the amount allocated to other taxable years is taxed at the highest applicable marginal rate in effect for each year and an interest charge is imposed to recover the deemed benefit from the deferred payment of the tax attributable to each year.

Some of the rules with respect to distributions and dispositions described above may be avoided if a U.S. Holder makes a valid "mark-to-market" election (in which case, subject to certain limitations, the U.S. Holder would essentially be required to take into account the difference, if any, between the fair market value and the adjusted tax basis of its shares and/or GDRs at the end of a taxable year as ordinary income (or, subject to certain limitations, ordinary loss), in calculating its income for such year). In addition, gains from an actual sale or other disposition of shares or GDRs will be treated as ordinary income, and any losses will be treated as ordinary losses to the extent of any "mark-to-market" gains for prior years. A "mark-to-market" election is only available to U.S. Holders in any tax year that the PFIC stock is considered "regularly traded" on a "qualified exchange" within the meaning of applicable U.S. Treasury regulations. PFIC stock (which for this

purpose includes GDRs) is "regularly traded" if, among other requirements, it is traded on at least 15 days during each calendar quarter. The London Stock Exchange will constitute a qualified Exchange and the Athens Stock Exchange may constitute a qualified exchange if it meets certain trading, listing, financial disclosure and other requirements set forth in the Treasury regulations. Investors should consult their own tax advisers as to whether the shares or the GDRs would qualify for the mark-to-market election.

Some of the above rules may also be avoided if a U.S. Holder is eligible for and timely makes a valid "QEF election" (in which case the U.S. Holder generally would be required to include in income on a current basis its pro rata share of the ordinary income and net capital gains of the company). In order to be able to make the QEF election, we would be required to provide a U.S. Holder with certain information. We may decide not to provide the required information. Each U.S. Holder of shares or GDRs must make an annual return on U.S. Internal Revenue Service ("IRS") Form 8621, reporting distributions received and gains realised with respect to each PFIC in which it holds a direct or indirect interest.

Prospective purchasers are urged to consult their own tax advisors regarding whether an investment in the shares or GDRs will be treated as an investment in PFIC stock and the consequences of an investment in a PFIC.

Backup Withholding and Information Reporting

Backup withholding and information reporting requirements may apply to certain payments to U.S. Holders of dividends on shares or GDRs and to the proceeds of a sale or redemption of a share or GDR. We, our agent, a broker, or any paying agent, as the case may be, may be required to withhold tax from any payment that is subject to backup withholding at a maximum rate of 30% (which rate is scheduled to change as a result of recent U.S. legislation) of such payment if the U.S. Holder fails (a) to furnish the U.S. Holder's taxpayer identification number, (b) to certify that such U.S. Holder is not subject to backup withholding or (c) to otherwise comply with the applicable requirements of the backup withholding rules. Certain U.S. Holders (including, among others, corporations) are not subject to the backup withholding and information reporting requirements. Non- U.S. Holders who hold their shares or GDRs through a U.S. broker or agent or through the U.S. office of a non-U.S. broker or agent may be required to comply with applicable certification procedures to establish that they are not U.S. Holders in order to avoid the application of such information reporting requirements and backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a U.S. Holder generally may be claimed as a credit against such U.S. Holder's U.S. federal income tax liability provided that the required information is furnished to the U.S. IRS.

Prospective investors should consult their own tax advisers as to their qualification for exemption from backup withholding and the procedure for obtaining this exemption.

UNITED KINGDOM TAXATION

The comments below are of a general nature and are based on current United Kingdom law and published Inland Revenue practice as at the date of this offering circular. The summary only covers the principal U.K. tax consequences for the absolute beneficial owners of shares and GDRs (1) who are resident or ordinarily resident in the U.K. for tax purposes or who are carrying on a trade or business in the U.K. through a branch or agency to which the holding of the shares or GDRs (as the case may be) are attributable, (2) who are not resident in Greece and (3) who do not have a permanent establishment or fixed base in Greece with which the holding of the shares or GDRs is connected ("U.K. Holders"). In addition, this summary (1) only addresses the tax consequences for U.K. Holders who hold the shares or GDRs as capital assets, and does not address the tax consequences which may be relevant to certain other categories of U.K. Holders, for example, dealers and (2) assumes that the U.K. Holder is not a company which either directly or indirectly controls 10% or more of the voting power of the Company or would hold 10% or more of the Company's shares and (3) assumes that there will be no register in the U.K. in respect of the shares or GDRs and neither the shares nor GDRs will be held by a depositary in the U.K. and (4) assumes that neither the shares nor GDRs will be paired with shares issued by a company incorporated in the U.K. and (5) assumes either that (a) no U.K. Holder (and no persons connected with that U.K. Holder) would have at least 25% of the Company's profits imputed to it on

a "just and reasonable" basis; or (b) there is no control of the Company by persons resident in the U.K.. The following is intended only as a general guide and is not intended to be, nor should it be considered to be, legal or tax advice to any particular U.K. Holder. Potential investors should satisfy themselves as to the overall tax consequences, including, specifically, the consequences under U.K. law and Inland Revenue practice, of acquisition, ownership and disposition of the shares or GDRs in their own particular circumstances, by consulting their own tax advisers.

The attention of U.K. Holders which are corporations is drawn to the section headed, "Proposed reform of Corporation Tax" below.

Taxation of Dividends

No U.K. tax will be required to be withheld at source in respect of dividend or other income payments made in respect of the Company's shares or GDRs. A U.K. Holder who is an individual and who is domiciled in the U.K. will generally be subject to U.K. income tax on the dividends paid by the Company. Any such dividends will be taxed at either the Schedule F ordinary rate (currently 10%) or (if total income exceeds the higher rate threshold) at the Schedule F upper rate (currently 32.5%). If any Greek withholding tax were to be withheld from the payment of a dividend (and not recoverable from the Greek authorities) it would generally be available as a credit against the income tax payable by the U.K. Holder in respect of the dividend. However, credit would only be given for Greek withholding tax to the extent that it did not exceed the amount of U.K. income tax that would have been payable on the dividends absent any Greek withholding tax. You should also read "Greek Taxation—Taxation of Dividends".

A U.K. Holder which is a U.K. resident company will generally be subject to U.K. corporation tax (the main rate of corporation tax is 30%) on the gross amount of any dividends paid by the Company. If any Greek withholding tax were to be withheld from the payment of a dividend (and not recoverable from the Greek authorities) it would generally be available as a credit against the corporation tax payable by the U.K. Holder in respect of the dividend. A credit for Greek withholding tax would generally be limited to the amount of United Kingdom corporation tax payable by a U.K. Holder in respect of the dividends. You should also read "Greek Taxation—Taxation of Dividends".

Holders of the shares or GDRs who are individuals may wish to note that the Inland Revenue have the power to obtain information (including the name and address of the beneficial owner of the dividend) from any person in the U.K. who either pays a foreign dividend to or receives a foreign dividend for the benefit of an individual. However, Inland Revenue published practice indicates that the Inland Revenue will not exercise its power to obtain such information in relation to such dividends paid or received on or before 5th April, 2003. Such information may, in certain circumstances, be exchanged by the Inland Revenue with the tax authorities of other jurisdictions.

Taxation of Capital Gains

The disposal or deemed disposal of the shares or GDRs by a U.K. Holder who is resident or ordinarily resident in the U.K. may give rise to a chargeable gain or an allowable loss for the purposes of U.K. taxation of capital gains.

As regards a U.K. Holder who is an individual, the principal factors that will determine the extent to which such gain will be subject to capital gains tax ("CGT") are the extent to which the U.K. Holder realises any other capital gains in that year, the extent to which the U.K. Holder has incurred capital losses in that or any earlier year, the level of the annual allowance of tax-free gains in the tax year in which the disposal takes place (the "annual exemption") and the level of available taper relief.

Taper relief will reduce the proportion of any gain realised on the disposal of the shares or GDRs that is brought into the charge to CGT if (in the case of non-business assets) the shares or GDRs are held by the U.K. Holders for at least three years. A reduction of 5% of the gain is made for each whole year for which the shares or GDRs have been held in excess of two years. In the case of non-business assets, the maximum reduction available is 40% after ten complete years of holding.

The annual exemption for individuals is £7,700 for the 2002/2003 tax year and, under current legislation, this exemption is, unless Parliament decides otherwise, increased annually in line with the rate of increase in the retail price index. U.K. Holders should be aware that the U.K. Parliament is

entitled to withdraw this link between the level of the annual exemption and the retail prices index or even to reduce the level of the annual exemption for future tax years below its current level.

A U.K. Holder which is a U.K. resident company, is entitled to an indexation allowance which applies to reduce capital gains to the extent that they arise due to inflation. Indexation allowance may reduce a chargeable gain but not create any allowable loss.

Proposed reform of Corporation Tax

The U.K. Government has announced that it is considering reforms to the corporation tax system. It is not clear at present what changes, if any, will be made. Examples of the proposals are: (1) to rationalise the rules for computing profits and losses under the existing schedular system which may result, for example, in a system based on taxation of the aggregate of all types of income consistently with the way income is recognised in a company's accounts; and (2) to tax profits and losses made by companies on capital assets as income on the basis of amounts recognised in the company's accounts (on a mark-to-market or realisation basis) without the benefit of indexation relief.

Stamp Duty and Stamp Duty Reserve Tax

No U.K. stamp duty will be payable on a transfer of the shares or GDRs provided that any instrument of transfer is not executed in the U.K. and does not relate to any property situated or to any matter or thing done or to be done in the U.K..

No U.K. stamp duty reserve tax will be payable on an agreement to transfer shares or GDRs.

LUXEMBOURG TAXATION

The following information is of a general nature only and is based on the laws presently in force in Luxembourg. It does not purport to be a comprehensive description of all tax implications that might be relevant to an investment decision. Investors who are in doubt as to their tax position should consult their professional advisers. The summary only covers the principal Luxembourg tax consequences for shareholders (a) who are residents of Luxembourg for tax purposes or who have a permanent establishment or a fixed place of business in Luxembourg, to which our ordinary shares are attributable and (b) who do not have a permanent establishment or a fixed place of business in Greece, to which our ordinary shares are attributable.

Taxation of Dividends and of Capital Gains

Under Luxembourg domestic tax law, dividends received from us by a shareholder who is a resident of Luxembourg for tax purposes or who has a permanent establishment or a fixed place of business in Luxembourg, to which our ordinary shares are attributable, are in principle subject to Luxembourg income tax. The dividends are tax exempt, under certain circumstances, in the case of a corporate shareholder where the conditions of the Luxembourg participation exemption are met. If the dividends are distributed by a European company falling within the scope of article 2 of the parent-subsidiary directive (90/435/EC of 23rd July, 1990) 50% of the dividends received by a shareholder are exempt from Luxembourg income tax (even if the conditions of the participation exemption are not met in the case of a corporate shareholder).

Luxembourg and Greece are currently linked by a tax treaty dated 22nd November, 1991 (the "DTA"). Under the DTA Greek withholding tax on dividends distributed by us to a Luxembourg resident for treaty purposes (assuming the recipient is the beneficial owner of the dividends) may not exceed 38% of the gross amount of the dividends if the company making the distribution is a resident of the Hellenic Republic. If Greek withholding tax is withheld on the payment of a dividend, this tax may, under the DTA, be credited against Luxembourg income tax, subject to certain limitations.

Under Luxembourg domestic tax law, gains realised by a shareholder who is a resident of Luxembourg for tax purposes or who has a permanent establishment or a fixed place of business in Luxembourg, to which our ordinary shares are attributable, on the sale of such shares are subject to Luxembourg income tax, except, under certain circumstances, in the case of a corporate shareholder where the conditions of the Luxembourg participation exemption are met or, in the case of an individual shareholder acting in the course of the management of his/her private assets, if the sale

is not of a speculative nature and the shareholder does not hold a substantial participation in our ordinary shares.

A Luxembourg shareholder that is governed by the law of 31st July, 1929 on pure holding companies or by the law of 30th March, 1988 on investment funds will not be subject to any Luxembourg corporation tax in respect of dividends received from us or gains realised on the sale of our ordinary shares. No tax credit will then be available for Greek withholding tax on dividends received from us.

Wealth Tax

Under current Luxembourg tax law, a shareholder who is a resident of Luxembourg for tax purposes or who has a permanent establishment or a fixed place of business in Luxembourg, to which our shares are attributable, has to take into account the shares for purposes of the Luxembourg wealth tax, except, under certain circumstances, in the case of a corporate shareholder where the conditions of the Luxembourg participation exemption are met or if the shareholder is governed by the law of 31st July, 1929 on pure holding companies or by the law of 30th March, 1988 on investment funds.

Other Taxes

No stamp, value added, registration, transfer or similar taxes or duties will be payable in Luxembourg by shareholders in connection with the transfer of our ordinary shares.

In the case a shareholder is a resident of Luxembourg for tax purposes at the time of his death, the shares are included in his taxable estate, for inheritance tax purposes and gift tax may be due on a gift or donation of shares if a deed is recorded in Luxembourg.

UNDERWRITING

The combined offering consists of an international offering, a Greek offering and an employee offering. The international offering includes an offering of shares, directly or in the form of GDRs, by the international managers to institutional investors outside the United States in compliance with Regulation S under the Securities Act, and in the United States to QIBs, as defined in and in reliance on Rule 144A under the Securities Act, through their respective selling agents. Alpha Finance Investment & Brokerage S.A., Deutsche Bank AG London, National Bank of Greece S.A. and UBS AG, acting through its business group UBS Warburg, are acting as the joint global coordinators of the combined offering and Deutsche Bank AG London and UBS AG, acting through its business group UBS Warburg, are acting as the joint lead managers and joint bookrunners on behalf of the international managers named below in the international offering. The Greek offering consists of an offering to the public and to institutional investors in Greece. In addition, shares are concurrently being offered to our employees by the selling shareholder through a private placement.

The international managers named below have agreed pursuant to an underwriting agreement dated ●, 2002 (the "Underwriting Agreement") with the Company and the selling shareholder, subject to the fulfilment of certain conditions, severally either to procure purchasers, or purchase, as the case may be, the respective number of shares set forth opposite its name below, at a price of € ● per share and GDR. The selling shareholder has agreed to pay to the international managers a combined management and underwriting commission of € ● per share and GDR with a further selling concession of € ● per share and GDR. In addition, the selling shareholder has agreed to reimburse the international managers for certain of their expenses in connection with the sale of the shares and GDRs, and we and the selling shareholder have agreed to indemnify the international managers against certain liabilities, including liabilities under the Securities Act.

International Managers	Number of shares
Deutsche Bank AG London	●
UBS AG, acting through its business group UBS Warburg	●
Alpha Finance Investment & Brokerage S.A.	●
National Bank of Greece S.A.	●
Total	●

The Underwriting Agreement provides that the obligations of the international managers are subject to certain conditions precedent and entitles the international managers to terminate it in certain circumstances prior to full payment to the selling shareholder. The obligations of the international managers under the Underwriting Agreement are also subject to the fulfilment of certain conditions precedent set out in a Greek underwriting agreement entered into, *inter alia*, by Alpha Finance Investment & Brokerage S.A., National Bank of Greece S.A., the Company and the selling shareholder to be dated ● December, 2002.

The closing of the combined offering is conditional, *inter alia,* upon the admission of the GDRs to be issued in connection with the international offering to the official list of the UKLA and to trading on the LSE's market for listed securities. The offering price of the shares and GDRs in the combined offering has been determined by negotiation between the selling shareholder and the joint global coordinators and may bear no relationship to the market price of the shares and GDRs either prior or subsequent to the combined offering.

The Company and the selling shareholder have agreed in the Underwriting Agreement that during the period of 180 days from the date of this Offering Circular they will not directly or indirectly offer, sell, contract to sell or issue or otherwise dispose of any shares of the same class or series as the shares or GDRs (other than any bonus ordinary shares transferred to Greek retail investors who hold ordinary shares purchased in the Greek offering for six months and any shares transferred to the PIO by the Hellenic Republic) including but not limited to any securities that are convertible into or exchangeable for, or that represent the right to receive shares or GDRs or any such substantially similar securities, or purchase or sell any option or other guarantee or enter into any swap, hedge or other agreement that would have similar economic consequences to the foregoing, in each case without the prior written consent of the joint global coordinators (such consent not to be unreasona-

bly withheld). The PIO has executed an undertaking agreeing to be bound by similar restrictions in respect of any shares being transferred to them by the Hellenic Republic.

Certain of the managers have from time to time performed services for us and the Hellenic Republic and have normal banking relationships with us and the Hellenic Republic in the ordinary course of their business.

SELLING RESTRICTIONS

General

No action has been or will be taken in any jurisdiction that would permit a public offering of the shares or GDRs, or the possession, circulation or distribution of this offering circular or any other material relating to the Company or the shares or the GDRs, in any jurisdiction where action for the purpose is required. Accordingly, the shares and GDRs may not be offered or sold, directly or indirectly, and neither this offering circular nor any other offering material or advertisements in connection with the shares or GDRs may be distributed or published, in or from any country or jurisdiction, except in compliance with any applicable rules and regulations of any such country or jurisdiction.

United States

The shares and GDRs have not been and will not be registered under the Securities Act, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the Securities Act. Terms used in this section have the meaning given to them by Regulation S.

The shares and GDRs are being offered and sold outside the United States in reliance on Regulation S. Accordingly, each international manager has represented and agreed that it has not offered or sold the shares and GDRs, and it will not offer or sell the shares or GDRs (i) as part of its distribution at any time other than outside the United States in accordance with Rule 903 of Regulation S or to QIBs in the United States through their U.S. broker-dealer affiliates in accordance with Rule 144A and (ii) otherwise until 40 days after the later of the commencement of the offering or the closing date, within the United States or to, or for the account or benefit of, U.S. persons, and it will have sent to each dealer to which it sells the shares and GDRs during the distribution compliance period a confirmation or other notice setting forth the restrictions on offers and sales of the shares or GDRs in the United States or to, or for the account or benefit of, U.S. persons.

In addition, until 40 days after the commencement of the combined offering, an offer or sale of shares or GDRs within the U.S. by a dealer that is not participating in the combined offering may violate the registration requirements of the Securities Act if such offer or sale is made otherwise than in accordance with Rule 144A under the Securities Act or pursuant to another exemption from registration under the Securities Act.

United Kingdom

Each international manager has represented and agreed that: it has not offered or sold and will not offer or sell any GDRs to persons in the United Kingdom prior to admission of the GDRs to listing in accordance with Part VI of the U.K. Financial Services and Markets Act 2000 (the "FSMA"), except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 or the FSMA; it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers at Securities Regulations 1995; it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale of any shares or GDRs in circumstances in which section 21(1) of the FSMA does not apply to

the Company; and it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares or GDRs in, from or otherwise involving the United Kingdom.

Greece

This offering circular has not been submitted to the approval procedure of the CMC or the ASE, pursuant to Law 876/79 and Presidential Decree 52/92, respectively, and accordingly may not be used in connection with any offer to purchase or sell any shares or GDRs or as part of any form of general solicitation or advertising in circumstances that would constitute an offer to the public in Greece.

Canada

Each international manager has acknowledged and agreed that (a) the shares or GDRs will only be offered or sold, directly or indirectly, in Canada in the Canadian provinces of Ontario, Québec and British Columbia and in compliance with applicable Canadian securities laws and accordingly, any sales of shares or GDRs will be made (i) through an appropriately registered securities dealer or in accordance with an available exemption from the registered securities dealer requirements of applicable Canadian securities laws; and (ii) pursuant to an exemption from the prospectus requirements of such laws; and (b) it will file on a timely basis any required reports or documents with the relevant Canadian securities commissions.

Japan

Each international manager has represented and agreed that the shares and GDRs have not been and will not be registered under the Securities and Exchange Law of Japan and are not being offered or sold and may not be offered or sold, directly or indirectly, in Japan, or to, or for the benefit of, any resident of Japan except pursuant to any exemption from the registration requirements of, and otherwise in compliance with (a) the Securities and Exchange Law of Japan and (b) other applicable laws and regulations of Japan. As used in this paragraph, the term resident of Japan means any person resident in Japan, including any corporation or other entity organised under the laws of Japan.

Netherlands

Each international manager has represented and agreed that the shares and the GDRs may not be distributed to any individuals or legal entities in the Netherlands other than to individuals or legal entities who or which trade or invest in securities in the course of their business or profession, which includes banks, securities intermediaries, insurance companies, pension funds, other institutional investors and commercial enterprises which, as an ancillary activity, regularly trade or invest in securities.

LEGAL MATTERS

The validity of the shares will be passed upon for PPC S.A. by Kyriakides-Georgopoulos, Greek counsel to PPC S.A. and the Hellenic Republic as selling shareholder and for the international managers by Law Office E. Stratigis, Greek counsel to the international managers. The validity of the GDRs will be passed upon for PPC S.A. by Allen & Overy, English and United States counsel to PPC S.A. and the selling shareholder and for the international managers by Freshfields Bruckhaus Deringer, English and United States counsel to the international managers.

INDEPENDENT AUDITORS

Our financial statements as at and for the three years ended 31st December, 2000 included in this offering circular have been audited by Arthur Andersen Certified Auditors Accountants S.A., independent auditors, as stated in their report included in this offering circular.

Our financial statements as at and for the year ended 31st December, 2001 and as at and for the six months ended 30th June, 2001 and 2002 included in this offering circular have been audited by Ernst & Young, independent auditors, as stated in their report included in this offering circular.

GENERAL INFORMATION

1) We are a corporation incorporated under Greek law 2773/1999 and pursuant to Presidential, Decree 333/2000 (registered number 47829/06/B/00/2) in the Hellenic Republic on 1st January, 2001.

2) Arthur Andersen of 362 Syngrou Avenue, Athens 17676 have audited our financial statements for the years ended 31st December, 1998, 1999 and 2000 included in this offering circular, which have been prepared in accordance with IFRS. Ernst & Young of 11th klm National Rd Athens-Lamia, Athens 14451 have audited our financial statements for the year ended 31st December, 2001 and for the six months ended 30th June, 2001 and 2002, included in this offering circular, which have been prepared in accordance with IFRS. These consolidated financial statements are subject to qualifications by Arthur Andersen and Ernst & Young in their audit reports. The Ernst & Young report is qualified as to (i) the accounting for provisions relating to benefits for pensioners' electricity as a charge against equity rather than the income statement, (ii) the accounting for certain provisions which were recognised in order to reflect possible risks from adverse movements in interest and foreign exchange rates, and which are not in accordance with IFRS, and (iii) the sufficiency of detail of our fixed assets register, which precluded them from performing certain audit tests. The Arthur Andersen report is qualified as to (a) the absence of provisions in our financial statements, prior to 2000, for pension and social security liabilities and (b) the sufficiency of detail of our fixed assets register, which precluded them from performing certain audit tests. Arthur Andersen and Ernst & Young's reports on the financial statements prepared in accordance with IFRS are included in this offering circular.

   Arthur Andersen and Ernst & Young have given and have not withdrawn their written consents to the inclusion in this offering circular of their names, reports and references to them in the form and context in which they appear.

   American Appraisal (Hellas) Limited have given and have not withdrawn their written consent to the inclusion of this offering circular of their name, report and references to them in the form and context in which they appear.

3) The following contracts have been or will be entered into by us in connection with the combined offering:

   (a) the Underwriting Agreement and the Greek underwriting agreement;

   (b) the Deposit Agreement (including the Supplemental Deposit Agreement); and

   (c) the Deed Poll.

4) Except as disclosed in "Our Business—Legal Proceedings" (save for Environmental Proceedings), we are not involved in any legal or arbitration proceedings, which may have, or have had during the last 12 months, a significant effect on our financial position, nor are we aware that any such proceedings are pending or threatened.

5) There has been no material adverse change in the financial position or prospects of the Company or its subsidiaries since 31st December, 2001, and there has been no significant change in the financial or trading position of the Company and its subsidiaries since 30th June, 2002.

6) All consents, approvals, authorisations or other orders required under the prevailing laws of the Hellenic Republic have been given or obtained for the offer and sale of the shares and the GDRs.

7) Under our articles of incorporation, our objectives are, *inter alia,* the carrying on of commercial and industrial activities in the energy sector in Greece and abroad, including the carrying on of commercial and industrial activities in the electricity sector, both in Greece and abroad, the engineering and design, supervision, construction, maintenance and operation of power stations, the carrying on of commercial and industrial activities in the telecommunications sector including the rendering of services to third parties in the area of project design, management and supervision and in the area of organisation and information systems, and the participation in enterprises carrying on similar activities.

8) The combined offering commenced on ● December, 2002 and remained open until ● December, 2002.

9) With respect to the privatisation certificates, the Luxembourg Exchange Agent is BNP Paribas Securities Services, Luxembourg Branch of 23, Avenue de la Porte Neuve, L-2085 Luxembourg and the Principal Exchange Agent is EFG Eurobank Ergasias S.A. of 8 Othonos Street, GR 105 57 Athens, Greece.

10) A legal notice relating to the offering will be deposited with the Chief Registrar of the District Court in Luxembourg ("*Greffier en Chef du Tribunal d'Arrondissement de et à Luxembourg*") where such documents may be examined and copies obtained.

GLOSSARY OF SELECTED ELECTRICITY TERMS

The following explanations are not technical definitions, but they could assist investors in understanding some of the terms used in this document:

Base load	Minimum continuous demand in a power system.
Base load station	A station normally operated to meet all or part of the base load and which consequently produces electricity at an essentially constant rate. A base load station typically has relatively high capital costs and low unit operating costs.
CCGT (Combined Cycle Gas Turbine)	A type of generating unit that produces electricity through the combined operation of both gas turbines and steam turbines. Conventional boilers or other generators recover and use the heat exiting from gas turbines to run the steam turbines.
CO_2	Carbon dioxide.
Co-generation	The simultaneous generation of steam for industrial or other purposes and for electricity generation.
Distribution network	The low, medium and high voltage lines, connections and installations in the Hellenic Republic required for the distribution of electricity from the transmission system to the end customers. The distribution network includes the electricity network on the autonomous islands.
Electricity Directive	Directive 96/92 of the European Parliament and of the Council of the European Union.
Forced Outage Factor	The amount of energy that a power station did not produce during the year because of unplanned outages as a percentage of the maximum energy that the station could have produced during that year, operating continuously at installed capacity.
Generating unit	An electric generators together with the turbine or other device which drives it.
Gigawatt (GW)	1,000,000,000 watts (1,000 megawatts).
Gigawatt hour (GWh)	One gigawatt of power supplied or demanded for one hour.
Immediate availability	The amount of available energy that a power station could have produced, net of energy losses due to the power station during that year, as a percentage of the maximum energy that the station could have produced during that year, operating continuously at installed capacity.
Installed capacity station	The nameplate capacity of a generating unit. Intermediate load A station normally operated to meet the range of demand from base load and peak load.
Kilovolt (kV)	1,000 volts.
Kilovolt ampere (kVA)	1,000 volt amperes.
Kilowatt (kW)	1,000 watts.
Kilowatt hour (kWh)	One kilowatt of power supplied or demanded for one hour.
Km	Kilometre.
Lignite	Lignite, also known as brown coal, is a fossil fuel with a calorific value between hard coal and peat, used primarily for power generation.

Lignite Recovery Factor	The lignite produced from a given deposit as a percentage of the total estimated exploitable reserves.
Load Factor	The percentage of the maximum theoretical capacity of the excavator.
Megawatt (MW)	1,000,000 watts (1,000 kilowatts).
Megawatt hour (MWh)	One megawatt of power supplied or demanded for one hour.
Megavolt ampere (MVA)	1,000,000 volt amperes.
NOx	Nitrogen oxides.
Peak load station	A station normally operated to meet the maximum electrical demand in a stated period of time. A peak load station is characterised by quick start times and generally high operating costs but low capital costs.
SO_2	Sulphur dioxide.
Substation	Electricity installation which switches and/or changes or regulates the voltage of electricity in a transmission and distribution system.
Terawatt (TW)	1,000,000,000,000 watts.
Terawatt hour (TWh)	One terawatt of power supplied or demanded for one hour.
Total availability	The amount of available energy that a power station could have produced, net of all energy losses during the year, as a percentage of the maximum energy that the station could have produced during that year, operating continuously at installed capacity.
Transmission system	The high voltage lines, connections and installations in the Hellenic Republic and the equipment and control installations required for the uninterrupted transfer of electricity from one power station to a sub-station, from one sub-station to another sub-station or to and from any connection. The transmission system does not include the generation facilities, lines and high voltage installations forming part of the distribution network, nor the electricity network on the autonomous islands.
Volt	The basic unit of electrical potential analogous to water pressure.
Volt ampere	The basic unit of apparent electrical power.
Watt	The basic unit of active electrical power.

INDEX TO FINANCIAL STATEMENTS

PUBLIC POWER CORPORATION S.A. AND SUBSIDIARIES

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT

To:
Public Power Corporation S.A.

We have audited the accompanying consolidated balance sheets of Public Power Corporation S.A. (a Greek corporation) and its subsidiaries (the "Company") as at December 31, 1998, 1999 and 2000 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the years ended December 31, 1998, 1999 and 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. An audit also includes an assessment of the accounting principles used and significant judgments and estimates made by management, as well as an evaluation of the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As further explained in Note 21 to the accompanying financial statements, under Law 2773/99, enacted on December 22, 1999, the Greek State assumed all the Company's pension, medical and other employee benefit liabilities. Prior to that date, because of uncertainties regarding the Company's legal obligations in respect of such benefits towards its employees and pensioners, the Company was unable to quantify the related amounts and, accordingly, was accounting for such costs on a cash basis. As a result, (a) the accompanying balance sheet as at December 31, 1998 does not include, on an actuarially determined basis in accordance with International Accounting Standards, the above liabilities (b) the statements of operations for the years 1998 and 1999 do not include, on the above actuarial basis, the related costs and (c) the statement of operations for 1999 does not include the relief that was granted, on December 22, 1999, when the Greek State assumed the above liabilities.

As further explained in Note 14 to the accompanying financial statements, the Company does not maintain a sufficiently detailed fixed asset register and, as a result, we could not verify the related accounts to a physical count, on a test basis, of the respective fixed assets.

In our opinion, except for the effect on the balance sheet as at December 31, 1998 and on the statements of operations for the years ended December 31, 1998 and 1999, of not accounting for the pension and other liabilities discussed in the third paragraph above, and such adjustments, if any, as might have been disclosed had we been able to perform the audit tests and procedures necessary as discussed in the preceding paragraph, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Public Power Corporation S.A. and its subsidiaries as at December 31, 1998, 1999 and 2000 and the results of their operations and their cash flows for the years ended December 31, 1998, 1999 and 2000, in accordance with International Accounting Standards.

ARTHUR ANDERSEN

Athens, Greece
October 26, 2001

INDEPENDENT AUDITORS' REPORT

To:
Public Power Corporation S.A.

1. We have audited the accompanying consolidated balance sheets of Public Power Corporation S.A., a Greek corporation, and its subsidiaries (the "Company") as of 30th June, 2002, 30th June, 2001 and 31st December, 2001 and the related consolidated statements of income, changes in shareholders' equity and cash flows for the six months ended 30th June, 2002 and 2001 and for the year ended 31st December, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

2. Except as discussed in paragraph 5 below, we conducted our audits in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. An audit also includes an assessment of the accounting principles used and significant judgments and estimates made by management, as well as an evaluation of the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3. As further explained in note 21 to the accompanying financial statements, the Company is in dispute with the Public Power Corporation Personnel Insurance Organisation ("PIO") as to the undertaking of the obligation for the subsidisation of the energy being supplied to PIO beneficiaries. The Company, for prudence purposes and without waiving its claim or the determination that the subsidy is the responsibility of PIO, has determined and accounted for the present value of the liability that it would assume in case of an unfavourable outcome of the dispute. Such liability, on an actuarially determined basis, at 30th June, 2002, amounted to approximately Euro 213 million. An equal provision, net of the related deferred tax asset, was directly recorded as a charge against equity. Although events giving rise to the liability discussed above occurred and were known to management subsequent to 31st December, 2001, the provision was recorded directly to equity rather than the statement of income for the six months ended 30th June, 2002, as the Company made use of the provisions of a special law allowing such accounting treatment, a treatment which is not in accordance with IAS 19 "Employee Benefits". Had the Company recorded the above provision to the statement of income, net income and earnings per share for the six months ended 30th June, 2002, would be decreased by approximately Euro 138 million and Euro 0.60, respectively.

4. As further explained in note 20 to the accompanying financial statements, the Company in the six months ended 30th June, 2002, has accounted for certain provisions totalling approximately Euro 28 million, in order to provide for possible adverse movements in interest and foreign exchange rates subsequent to 30th June, 2002. These events do not qualify as adjusting events in accordance with IAS 10 "Events After the Balance Sheet Date" and do not meet the conditions prescribed in IAS 37 "Provisions, Contingent Liabilities and Contingent Assets" for recognising a provision. Had provisions not been made, net income and earnings per share for the six months ended 30th June, 2002, would be increased by approximately Euro 18 million and Euro 0.08, respectively. Additionally, total provisions and deferred tax assets as at the above date, would be decreased by approximately Euro 28 million and Euro 10 million respectively, while retained earnings as of the same date would be increased by approximately Euro 18 million.

5. As further explained in note 14 to the accompanying financial statements, the Company does not maintain a sufficiently detailed fixed asset register and, as a result, we could not verify the related accounts to a physical count, on a test basis, of the respective fixed assets.

6. In our opinion, except for the effect on the statement of income for the six months ended 30th June, 2002 of accounting for the provisions discussed on paragraph 3 above and except for the effect on the balance sheet as at 30th June, 2002 and on the statement of income for the six months then ended, of accounting for the provisions discussed in paragraph 4 above, and such adjustments, if any, as might have been disclosed had we been able to perform the audit tests and procedures necessary as discussed in paragraph 5 above, the consolidated financial

statements referred to above present fairly, in all material respects, the financial position of Public Power Corporation S.A. and its subsidiaries as at 30th June, 2002 and 2001 and at 31st December, 2001 and the results of their operations and their cash flows for the six months ended 30th June, 2002 and 2001 and the year ended 31st December, 2001, in accordance with International Financial Reporting Standards.

7. Without qualifying our report we draw attention to note 14 to the accompanying financial statements. The Company in accordance with the provisions of Art. 10 of Law 2941/2001 engaged an independent firm of appraisers to conduct a valuation of its fixed assets as of 31st December, 2000. The appraisal resulted in a surplus of approximately Euro 2.9 billion. Based on the above law, the results of the above appraisal will be reflected in the Company's books during its first fiscal year (1st January, 2001 to 31st December, 2002), following its transformation into a *société anonyme*. The Company intends to reflect the results of the above appraisal in its books during the last quarter of the year 2002, upon completion of the process of upgrading its fixed assets register. Had the fixed assets been presented at appraised values, it is preliminarily estimated that depreciation for the six months ended 30th June, 2002 and 2001 and for the year ended 31st December, 2001 would have increased by approximately Euro 118 million, Euro 123 million and Euro 242 million, respectively, with an equal decrease of the profit before tax for the six months and the year ended as of the above dates.

ERNST & YOUNG

Athens, Greece
22nd November, 2002

'UBLIC POWER CORPORATION S.A. AND SUBSIDIARIES

ONSOLIDATED BALANCE SHEETS

1ST DECEMBER, 1998, 1999, 2000, AND 2001 AND 30TH JUNE, 2001 AND 2002

Expressed in thousands of Euro)

	Note	31st December, 1998*	1999	2000	2001	30th June, 2001	2002
SSETS							
urrent Assets:							
Cash and cash equivalents	6	57,297	74,814	13,952	47,278	356,607	40,827
Marketable and other securities	7	47,616	58,500	60,463	27,328	70,676	20,930
Trade receivables, net	8	480,517	489,449	501,257	537,938	503,862	541,946
Other receivables, net	9	204,913	209,335	89,104	114,339	101,394	121,724
Materials, spare parts and supplies, net	10	489,318	577,458	568,681	560,009	574,656	559,625
PPC—Personnel Insurance Organisation	21	0	0	272,569	167,759	105,294	151,597
Derivative asset	24	0	0	0	0	19,842	9,182
Other current assets	11	20,349	30,866	51,601	6,016	16,188	8,208
Total current assets		1,300,010	1,440,422	1,557,627	1,460,667	1,748,519	1,454,039
on-Current Assets:							
Investments in associates	13	0	0	875	2,298	1,306	11,882
Property, plant and equipment, net	14	4,871,307	5,245,743	5,783,486	6,247,492	6,004,634	6,376,714
Intangible assets, net	15	1,409	1,332	3,709	3,941	3,102	2,950
Deferred tax assets	18	81,467	89,667	94,958	96,283	115,328	184,588
Other non-current assets	16	97,984	88,144	64,534	21,825	21,531	16,052
Total non-current assets		5,052,167	5,424,886	5,947,562	6,371,839	6,145,901	6,592,186
Total assets		6,352,177	6,865,308	7,505,189	7,832,506	7,894,420	8,046,225
IABILITIES AND EQUITY							
urrent Liabilities:							
Trade and other payables	17	429,020	445,646	551,300	501,044	521,228	483,146
Dividends payable	30	2,732	5,077	0	0	0	74,955
Income tax payable	18	0	18,662	22,670	126,676	63,777	235,493
Accrued and other current liabilities	19	72,713	93,928	102,435	107,445	117,685	134,767
Derivative liability	24	0	0	0	69,382	70,456	56,673
Short-term borrowings	22	103,756	64,554	29,770	2,104	21,805	55,302
Current portion of long-term debt	23	788,481	728,877	583,478	426,406	560,220	862,433
Total current liabilities		1,396,702	1,356,744	1,289,653	1,233,057	1,355,171	1,902,769
on-Current Liabilities:							
Long-term debt, net of current portion	23	3,476,916	3,875,536	4,511,968	4,411,777	4,718,154	3,704,762
Provisions	20	151,043	164,329	178,163	184,872	181,186	445,847
Deferred tax liability	18	80,613	90,550	101,520	105,177	106,556	110,289
Deferred subsidies and customers' contributions	25	883,175	937,444	971,272	1,102,597	1,022,735	1,144,293
Other non-current liabilities	26	326,346	338,835	332,719	332,690	332,030	343,140
Total non-current liabilities		4,918,093	5,406,694	6,095,642	6,137,113	6,360,661	5,748,331
quity:							
Share capital	27	0	0	645,635	680,851	645,635	679,760
State contributions	27	113,858	113,858	0	0	0	0
Share premium	27	0	0	0	106,679	0	106,679
Reversal of fixed assets' statutory revaluation surplus included in share capital	27	0	0	(531,777)	(531,777)	(531,777)	(531,777)
Reserves	28	193,778	235,957	227,343	219,397	225,307	216,238
Accumulated Deficit		(270,254)	(247,945)	(221,307)	(12,814)	(160,577)	(75,775)
Total equity		37,382	101,870	119,894	462,336	178,588	395,125
Total liabilities and equity		6,352,177	6,865,308	7,505,189	7,832,506	7,894,420	8,046,225

The balance sheet as at 31st December, 1998 does not reflect a substantial liability to employees and pensioners. This liability was assumed by the Greek State in accordance with the provisions of Law 2773/99 enacted on 22nd December, 1999 (see note 21).

xchange rate used for the convenience translation of amounts for years/periods up to 31st December, 001: GRD 340.75 to Euro 1.00 (see note 5).

he accompanying notes are an integral part of these balance sheets.

PUBLIC POWER CORPORATION S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED 31ST DECEMBER, 1998, 1999, 2000 AND 2001
AND FOR THE SIX MONTHS ENDED 30TH JUNE, 2001 AND 2002
(Expressed in thousands of Euro—except per share data)

		31st December,				30th June,	
	Note	1998*	1999	2000	2001	2001	2002
REVENUES:							
Revenue from energy sales		2,465,092	2,632,587	2,835,759	3,052,957	1,456,317	1,600,762
Other		26,007	26,976	32,405	38,430	16,560	22,571
	32	2,491,099	2,659,563	2,868,164	3,091,387	1,472,877	1,623,333
EXPENSES:							
Payroll cost	33	637,673	680,373	684,948	731,034	359,918	390,620
Pension deficit	21	126,357	134,266	0	0	0	0
Lignite		377,001	382,125	407,031	398,539	193,984	195,279
Liquid fuel		304,596	321,444	485,632	435,090	200,455	205,009
Natural gas		53,326	111,915	274,717	314,163	157,004	134,222
Depreciation and amortisation	34	157,004	177,928	214,354	216,032	113,852	118,822
Impairment loss	4(i)	0	0	43,357	0	0	0
Utilities and maintenance		56,376	70,788	79,281	65,450	31,572	26,761
Materials		57,109	65,682	70,139	69,382	37,588	30,136
Energy purchases		46,597	17,180	31,322	122,988	41,957	76,258
Third party fees		10,175	12,860	18,098	31,795	9,837	11,523
Taxes and duties		13,526	14,603	15,375	21,092	10,659	10,904
Provision for risks		5,855	12,830	7,389	10,271	2,674	18,043
Provision for slow-moving materials		3,489	3,569	7,043	10,227	5,365	9,664
Allowance for doubtful balances	8,21	7,795	14,312	8,340	8,875	4,135	20,419
Other expenses	35	43,545	43,375	71,721	48,053	20,200	22,128
PROFIT FROM OPERATIONS		590,675	596,313	449,417	608,396	283,677	353,545
Financial expenses	36	(490,107)	(387,002)	(337,000)	(268,569)	(141,570)	(120,405)
Financial income		37,902	45,083	33,535	19,639	8,657	8,616
Foreign currency gains/(losses), net		(150,697)	(201,300)	(95,660)	7,686	(12,652)	16,957
Other income/(expense), net	37	27,111	37,312	15,363	31,351	6,389	4,895
PROFIT BEFORE TAX		14,884	90,406	65,655	398,503	144,501	263,608
Income tax expense	18	(17,814)	(26,515)	(40,795)	(146,668)	(40,226)	(100,090)
PROFIT (LOSS) AFTER TAX		(2,930)	63,891	24,860	251,835	104,275	163,518
Earnings per share, basic and diluted (Euro)		(0.01)	0.29	0.11	1.14	0.47	0.70
Weighted average number of shares		220,000,000	220,000,000	220,000,000	220,657,534	220,000,000	232,000,000

*** The statements of income for the years ended 31st December, 1998 and 1999 do not reflect a provision for a substantial liability to employees and pensioners. This liability was assumed by the Greek State in accordance with the provisions of Law 2773/99 enacted on 22nd December, 1999 (see note 21).**

Exchange rate used for the convenience translation of amounts for years/periods up to 31st December, 2001: GRD 340.75 to Euro 1.00 (see note 5).

The accompanying notes are an integral part of these statements.

UBLIC POWER CORPORATION S.A. AND SUBSIDIARIES

ONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
OR THE YEARS ENDED 31ST DECEMBER, 1998, 1999, 2000 AND 2001
ND FOR THE SIX MONTHS ENDED 30TH JUNE, 2002
Expressed in thousands of Euro)

	Share Capital	Share Premium	Reversal of Revaluation Gains	Reserves: Marketable Securities Valuation Surplus	Reserves: Tax Free and Other Reserves	Reserves: Reserves Total	Accumulated Deficit	Total Equity
alance, 31st December, 1997	113,858	0	0	8,340	146,638	154,978	(237,828)	31,008
Net loss for the year	0	0	0	0	0	0	(2,930)	(2,930)
Dividends declared	0	0	0	0	0	0	(2,732)	(2,732)
Transfer to reserves	0	0	0	0	26,964	26,964	(26,964)	0
Transfer to taxes payable	0	0	0	0	(3,698)	(3,698)	0	(3,698)
Valuation of marketable securities	0	0	0	15,751	0	15,751	0	15,751
her movements	0	0	0	0	(217)	(217)	200	(17)
alance, 31st December, 1998	113,858	0	0	24,091	169,687	193,778	(270,254)	37,382
Net income for the year	0	0	0	0	0	0	63,891	63,891
Dividends declared	0	0	0	0	0	0	(5,077)	(5,077)
Transfer to reserves	0	0	0	0	36,593	36,593	(36,593)	0
Valuation of marketable securities	0	0	0	5,784	0	5,784	0	5,784
Other movements	0	0	0	0	(198)	(198)	88	(110)
alance, 31st December, 1999	113,858	0	0	29,875	206,082	235,957	(247,945)	101,870
Net income for the year	0	0	0	0	0	0	24,860	24,860
Establishment of share capital	531,777	0	(531,777)	0	0	0	0	0
Valuation of marketable securities	0	0	0	(6,911)	0	(6,911)	0	(6,911)
Other movements	0	0	0	0	(1,703)	(1,703)	1,778	75
alance, 31st December, 2000	645,635	0	(531,777)	22,964	204,379	227,343	(221,307)	119,894
IAS 39 transition adjustment (note 4)	0	0	0	0	0	0	(43,545)	(43,545)
Net income for the year	0	0	0	0	0	0	251,835	251,835
Share capital increase	35,216	0	0	0	0	0	0	35,216
Share premium	0	106,679	0	0	0	0	0	106,679
Valuation of marketable securities	0	0	0	(7,946)	0	(7,946)	0	(7,946)
Other movements	0	0	0	0	0	0	203	203
alance, 31st December, 2001	680,851	106,679	(531,777)	15,018	204,379	219,397	(12,814)	462,336
Net income for the period	0	0	0	0	0	0	163,518	163,518
Valuation of marketable securities	0	0	0	(4,250)	0	(4,250)	0	(4,250)
Provision for post retirement benefits, net of deferred taxes	0	0	0	0	0	0	(138,319)	(138,319)
Interim Dividend	0	0	0	0	0	0	(88,160)	(88,160)
Translation of share capital to Euro	(1,091)	0	0	0	1,091	1,091	0	0
alance, 30th June, 2002	679,760	106,679	(531,777)	10,768	205,470	216,238	(75,775)	395,125

xchange rate used for the convenience translation of amounts for years/periods up to 31st December, 001: GRD 340.75 to Euro 1.00 (see note 5).

he accompanying notes are an integral part of these statements.

PUBLIC POWER CORPORATION S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED 30TH JUNE, 2001
(Expressed in thousands of Euro)

	Share Capital	Share Premium	Reversal of Revaluation Gains	Reserves: Marketable Securities Valuation Surplus	Reserves: Tax Free and Other Reserves	Reserves: Reserves Total	Accumulated Deficit	Total Equity
Balance, 31st December, 2000	645,635	0	(531,777)	22,964	204,379	227,343	(221,307)	119,894
IAS 39 transition adjustment (note 4)	0	0	0	0	0	0	(43,545)	(43,545)
Net income for the period	0	0	0	0	0	0	104,275	104,275
Valuation of marketable securities	0	0	0	(2,036)	0	(2,036)	0	(2,036)
Balance 30th June, 2001	645,635	0	(531,777)	20,928	204,379	225,307	(160,577)	178,588

Exchange rate used for the convenience translation of amounts for year/periods up to 31st December 2001: GRD 340.75 to Euro 1.00 (see note 5).

The accompanying notes are an integral part of this statement.

JBLIC POWER CORPORATION S.A. AND SUBSIDIARIES

NSOLIDATED STATEMENTS OF CASH FLOWS
R THE YEARS ENDED 31ST DECEMBER, 1998, 1999, 2000 AND 2001
D FOR THE SIX MONTHS ENDED 30TH JUNE, 2001 AND 2002
‹pressed in thousands of Euro)

	31st December,				30th June,	
	1998	1999	2000	2001	2001	2002
sh Flows from Operating Activities:						
›rofit before tax	14,884	90,406	65,655	398,503	144,501	263,608
\djustments to reconcile net income to net cash provided by operating activities:						
Depreciation and amortisation	248,922	277,655	323,724	346,817	168,865	181,411
Amortisation of subsidies and customers' participation	(70,348)	(75,871)	(80,475)	(86,169)	(41,353)	(43,600)
Impairment loss	0	0	43,357	0	0	0
Fair value (gain)/loss of derivative instruments	0	0	0	6,665	7,067	(21,891)
Gain on sale of marketable securities and OAE bonds	(2,556)	(8,487)	0	(179)	0	0
Interest income	(23,143)	(25,993)	(16,097)	(7,947)	(3,683)	(1,347)
Provision for derivatives and foreign exchange differences	0	0	0	0	0	28,363
Sundry provisions	17,552	31,164	49,942	31,663	12,522	50,530
Unrealised foreign exchange differences on long-term debt	115,158	152,340	66,591	(14,084)	11,800	(11,724)
Unbilled revenue	(13,843)	(7,310)	(10,782)	(30,770)	(6,040)	6,496
Interest expense	463,067	359,046	315,286	252,710	129,553	105,861
Operating profit before working capital changes	749,693	792,950	757,201	897,209	423,232	557,707
Increase)/Decrease in:						
Accounts receivable, trade and other	(12,918)	(20,361)	90,142	(40,420)	(12,988)	(21,979)
Other current assets	(3,190)	(12,493)	(22,624)	43,621	33,039	(1,663)
PPC-Personnel Insurance Organisation	0	0	(272,569)	104,810	167,272	161
Materials, spare parts and supplies	(33,669)	(82,700)	11,956	5,910	(5,529)	(5,630)
Other long-term assets	(2,028)	(1,517)	(305)	341	2,024	4,371
ncrease/(Decrease) in:						
Accounts payable	(11,701)	16,211	105,811	(50,131)	(30,087)	(18,044)
Other long-term liabilities	13,453	12,490	(6,119)	(5,881)	(687)	9,819
Accrued liabilities excluding bank loan interest	6,087	13,400	21,561	18,354	18,867	24,660
ncome taxes paid	(12,640)	(6,116)	(31,108)	(40,332)	(14,453)	0
)ther taxes paid	(3,698)	0	0	0	0	0
t Cash from Operating Activities	689,389	711,864	653,946	933,481	580,690	549,402
sh Flows from Investing Activities:						
Interest received	20,927	27,968	17,987	10,277	6,060	1,347
Capital expenditure for fixed assets and software	(714,239)	(661,373)	(917,881)	(822,656)	(395,478)	(314,162)
Disposal of fixed assets and software	161	358	461	4,135	261	44
Proceeds from subsidies and customers' contributions	128,795	130,131	114,315	217,494	92,816	85,295
Proceeds from OAE bonds	11,093	13,502	18,433	65,001	27,337	2,101
Proceeds from sale of marketable and other securities	3,577	9,787	29	0	0	0
Acquisition of marketable securities	0	(1,473)	0	0	0	0
Investments	0	0	(875)	(1,423)	(431)	(9,571)
t Cash used in Investing Activities	(549,686)	(481,100)	(767,531)	(527,172)	(269,435)	(234,946)
sh Flows from Financing Activities:						
Net change in short-term borrowings	(2,729)	(39,202)	(34,784)	(27,666)	(7,965)	53,198
Proceeds from long-term debt	1,135,375	1,021,793	1,153,605	474,574	335,240	7,140
Principal payments of long-term debt	(808,361)	(834,694)	(729,326)	(698,715)	(164,097)	(266,241)
Proceeds from issuance of new shares	0	0	0	141,896	0	0
Financing fees	(3,733)	(11,325)	(6,644)	0	0	0
Interest paid	(455,660)	(346,982)	(325,127)	(263,275)	(131,777)	(101,796)
Dividends paid	(5,189)	(2,732)	(5,077)	0	0	(13,205)
Other	(17)	(105)	76	203	(1)	(3)
t Cash from/(used in) Financing Activities	(140,314)	(213,247)	52,723	(372,983)	31,400	(320,907)
t increase/(decrease) in cash and cash equivalents	(611)	17,517	(60,862)	33,326	342,655	(6,451)
sh and cash equivalents at beginning of period/year (Note 6)	57,908	57,297	74,814	13,952	13,952	47,278
sh and cash equivalents at end of period/year (Note 6)	57,297	74,814	13,952	47,278	356,607	40,827

:change rate used for the convenience translation of amounts for year/periods up to 31st December 01: GRD 340.75 to Euro 1.00 (see note 5).

ıe accompanying notes are an integral part of these statements.

(amounts in all tables and notes are presented in thousands of Euro, unless otherwise stated)

1. COMPANY'S FORMATION AND OPERATIONS

Public Power Corporation ("PPC" or "the Company") was established in 1950 for an unlimited duration as a corporation for electricity generation, transmission and distribution throughout Greece. PPC headquarters are located at 30 Chalkokondili Street, Athens, 104-32 Greece. The Company's employees at 31st December, 1998, 1999, 2000 and 2001, and at 30th June, 2001 and 30th June, 2002 (excluding employees engaged in HTSO and PIO), totalled approximately 33,500, 32,900, 31,600, 29,500, 31,000 and 29,000, respectively.

As an integrated electric utility, the Company generates electricity in its own 97 power generating stations, facilitates the transmission of electricity through approximately 11,100 kilometres of high voltage power lines and distributes electricity to consumers through approximately 198,100 kilometres of distribution network. The Company also produces almost all the lignite for its lignite-fired power stations from its five lignite mines.

2. LEGAL FRAMEWORK

Until the enactment of Law 2773/1999, referred to as the Liberalisation Law, the Company operated as a wholly owned state utility whose objective was to develop the country's energy resources and to provide low cost electricity to support the development of the Greek economy. In 1999, the Hellenic Republic enacted the Liberalisation Law, which incorporated the provisions of Directive 96/92 of the European Parliament and of the Council of the European Union or the Electricity Directive, into Greek legislation and which liberalised the Greek electricity market. The Liberalisation Law provided for, among other provisions, the transformation of PPC into a société anonyme to enable the Company to adopt commercial objectives. PPC's transformation to a société anonyme became effective on 1st January, 2001, by virtue of the Presidential Decree 333/2000.

The main provisions of Law 2773 are the following:

- The establishment of the Energy Regulatory Authority ("RAE"), with the function of monitoring the operation of all sectors of the Greek energy market. RAE became operational on 1st July, 2000.
- Competition in power generation will be introduced through the granting of generating and supply licences, in respect of the main interconnected system.
- Ownership of the national grid ("transmission system" and "distribution network") remains and will continue to remain exclusively with PPC. PPC is entitled to use the system, for other, non-electricity related, purposes (such as telecommunications), subject to obtaining any necessary licences.
- PPC is entitled to operate and exploit the distribution network.
- Supply of energy to Eligible Customers and, as regards PPC to Non-Eligible customers too, is permitted to the holders of a supply licence.
- Effective 19th February, 2001, with the exception of non-interconnected islands, consumers with an annual consumption of more than 100 GWh per point of consumption (of eligible customers) are allowed to conclude supply contracts with energy suppliers on the basis of private agreements and as defined in decisions of the Ministry of Development on the RAE's recommendations. A Ministerial Decision establishes that the market comprising all high or medium voltage electricity users representing 34% of the electricity supply market, in terms of power consumption has been opened to competition. Supply of energy to Non-Eligible customers is an obligation of PPC.
- Under Article 34, an independent legal entity, the "Public Power Corporation Personnel Insurance Organisation" ("PIO"), was established, which operates separately from PPC. PPC pays

(amounts in all tables and notes are presented in thousands of Euro, unless otherwise stated)

2. LEGAL FRAMEWORK—(continued)

solely to PIO all employer and employee social contributions, with any eventual pension and health insurance shortfall being funded by the State Budget (note 21).

The Greek State is not permitted to hold less than 51% of the voting shares of PPC after any increase in its share capital (note 27).

Hellenic Electricity Transmission System Operator S.A. ("HTSO"): Law 2773 provided for the establishment of the System Operator, a société anonyme operating under the rules of private economy and subject to the provisions of Law 2190/1920. Presidential Decree 328/7.12.00 through which the HTSO was officially incorporated on 12th December, 2000, announced its Articles of Incorporation, which among others, specified the following:

1. PPC has the exclusive ownership rights of the transmission system together with its future extensions and the obligation to develop it according to the planning of the HTSO, as well as to maintain it and ensure its operation and technical integration.
2. The HTSO shall operate, exploit, ensure the maintenance and plan the development of the transmission system throughout the country, as well as of its interconnections with other networks, in order to ensure the country's energy supply is achieved in a sufficient, secure, economically efficient and reliable manner.
3. The share capital of the HTSO is set at GRD 100 million (Euro 293). The Greek State must always own at least 51% of the share capital. Generation licence holders connected to the System, including PPC, may own the remaining 49% in proportion to their generating capacity connected to the transmission system.
4. Matters corresponding to terms and conditions of the employment of PPC personnel by the HTSO by way of seconded staff shall be regulated by a contract between PPC and the HTSO. The HTSO will compensate PPC for the respective costs.
5. PPC will receive compensation from the HTSO for the use of the transmission system.
6. PPC is entitled to use the transmission system, as its exclusive owner, for other, non-energy related, purposes (such as telecommunications, subject to obtaining any necessary licences).

In January 2001 PPC paid Euro 144 to the HTSO (note 13) for its participation in 49% of its initial share capital. In February 2001, PPC and HTSO entered into an agreement as described under item (4) above. At 30th June, 2002, 166 PPC employees have been transferred to the HTSO. These employees remain on PPC's payroll. Under the terms of such agreement, PPC shall be reimbursed for all payroll and other benefits as well as the employer's contributions, plus a percentage reflecting any other type of indirect cost relating to the administrative support services of such employees. The above percentage has been determined at 6%.

PPC and HTSO, in May 2001, entered into another agreement as described under item (5) above which was also approved by RAE and the Ministry of Development. As specified in the agreement and in Law 2773, the calculation of the compensation fee will incorporate PPC's budgeted, direct and indirect transmission costs, depreciation of assets, and a return on PPC's invested capital in the transmission system. The compensation fee has not yet been finalized.

Based on the above, PPC invoiced HTSO Euro 6,248 and Euro 5,589 during the year 2001 and the six months ended 30th June, 2002, respectively. In addition HTSO invoiced PPC Euro 8,147 and Euro 6,599 during the year 2001 and the six months ended 30th June, 2002, respectively (notes 9 and 17).

Public Service Obligations: As the largest generator, sole transmitter and currently the sole distributor of electricity in Greece, the Company, is subject to public service obligations that affect its costs, and which may not be imposed on prospective competitors. The Company will only receive compensation from the HTSO for meeting its service obligations to the extent there are competitors.

(amounts in all tables and notes are presented in thousands of Euro, unless otherwise stated)

2. LEGAL FRAMEWORK—(continued)

This compensation will be in proportion to the Company's public sector obligations in relation to those of its competitors. In November 2001 the Minister of National Economy has indicated the Hellenic Republic's intention to compensate the Company for some of the costs related to public service obligations. These payments are subject to compliance by the Hellenic Republic with Greek and European Union law.

3. BASIS OF PRESENTATION

(a) ***Basis of Financial Statements:*** The accompanying financial statements have been prepared under the historical cost convention as modified by the revaluation of certain assets and liabilities to fair value and assuming the Company will continue as a going concern. With the exception of the matter discussed in note 20, they comply with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and interpretations issued by the International Financial Reporting Interpretations Committee ("IFRIC") of the IASB. No IFRSs have been adopted in advance of their effective dates. The accompanying financial statements have been based on the statutory financial statements, appropriately adjusted and reclassified by certain out-of-book memorandum adjustments for conformity with the standards prescribed by the IASB.

(b) ***Statutory Accounting:*** The Company until recently maintained its accounting records and prepared its financial statements for regulatory purposes largely in accordance with Greek Corporate Law 2190/1920 and the applicable tax legislation, except that no reserves were established for asset write downs, for certain liabilities and provisions. Based on Law 2941/12.9.2001, management proceeded in the full adoption of accounting standards provided by the Greek Corporate Law and the Greek National Chart of Accounts and reissued financial statements under Greek GAAP for fiscal years 1998 through 2000. Under the provisions of Law 2941/12.9.2001, all adjustments deemed necessary for the full adoption of Greek GAAP were recorded in a separate account in shareholders' equity. The Company's first fiscal year will be concluded at the end of the year succeeding its transformation into a sociétè anonyme (1st January, 2001 to 31st December, 2002), in accordance with its Articles of Incorporation.

(c) ***Conversion of statutory financial statements to IFRS:*** According to Law 2992/2002, companies listed in the Athens Stock Exchange are required to prepare their statutory financial statements for the fiscal years/ periods ending after 31st December, 2002 in accordance with IFRS.

(d) ***Approval of Financial Statements:*** The Board of Directors approved the Company's statutory financial statements for the six months ended 30th June, 2002, on 29th August, 2002 and the financial statements prepared under IFRS as of the same date on 19th November, 2002.

(e) ***Use of Estimates:*** The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

4. PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies used in the preparation of the accompanying financial statements, which are consistently applied by the Company, are as follows:

(a) ***Basis of Consolidation:*** The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. Subsidiaries (companies in which PPC directly or indirectly has an interest of more than one half of the voting rights or otherwise has power to exercise control over their operations) have been consolidated. Subsidiaries are consolidated

4. PRINCIPAL ACCOUNTING POLICIES—(continued)

from the date on which effective control is transferred to the Company and cease to be consolidated from the date on which control is transferred out of the Company. All significant intercompany balances and transactions have been eliminated. Where necessary, accounting policies for subsidiaries have been revised to ensure consistency with the policies adopted by the Company.

(b) ***Investments in associates:*** The Company's investments in its associates are accounted for under the equity method of accounting. These are entities in which the Company has significant influence and which are neither a subsidiary nor a joint venture of the Company. The investments in associates are carried on the balance sheet at cost plus post-acquisition changes in the Company's share of net assets of the associate, less any impairment value. The statement of income reflects the Company's share of the results of operations of the associates. None of the associates has commenced operations yet.

(c) ***Foreign Currency Translation:*** The Company's measurement currency as well as reporting currency until 31st December, 2001 was the Greek Drachmae, and since 1st January, 2002 is the Euro. Transactions involving other currencies are converted into Greek Drachmae/Euro using the exchange rates, which were in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities that are denominated in other currencies are adjusted to reflect the current exchange rates. Gains or losses resulting from foreign currency adjustments are reflected in foreign currency gains (losses), net, in the accompanying statements of income.

Effective 1st January, 2001 Greece joined the Economic and Monetary Union ("E.M.U.") and accordingly, the rate for the Greek Drachmae against the Euro was fixed at GRD 340.75: Euro 1.00. Effective 1st January, 2002, the official currency for all E.M.U. Member States is the Euro. Accordingly, as of 1st January, 2002, the Company's measurement as well as reporting currency is the Euro.

(d) ***Financial Instruments:*** Financial assets and liabilities carried on the balance sheet, include cash, cash equivalents, receivables, securities, current liabilities, long-term debt and derivative financial instruments. The accounting policies on recognition and measurement of these items are disclosed in the respective accounting policies included in this note. Financial instruments are classified as assets, liabilities or equity in accordance with the substance of the related contractual arrangement. Interest, dividends, gains and losses relating to financial instruments classified as assets or liabilities, are reported as income or expense, respectively. Distributions to shareholders are debited directly to equity. Financial instruments are offset when the Company has a legally enforceable right to offset and intends to settle either on a net basis or to realise the asset and settle the liability simultaneously.

(i) ***Fair Value:*** The carrying amounts reflected in the accompanying balance sheets for cash and cash equivalents, receivables, and current liabilities approximate their respective fair values due to the relatively short-term maturity of these financial instruments. The fair values of marketable securities are based on their quoted market prices at the balance sheet date. The fair values of long-term debt are as described in note 23. The fair values of derivative instruments are based upon marked to market valuations (discounted cash flow analysis). For all swap agreements, the fair values are confirmed to the Company by the financial institutions through which the Company has entered into these contracts.

(ii) ***Credit Risk:*** The Company has no significant concentrations of credit risk with any single counter party.

The maximum exposure to credit risk is represented by the carrying amount of each asset, including derivative financial instruments, in the balance sheet. With respect to derivative instruments, the Company monitors its positions, the credit ratings of counter parties and

4. PRINCIPAL ACCOUNTING POLICIES—(continued)

the level of contracts it enters into with any counter party. The counter parties to these contracts are major financial and other institutions. The Company has a policy of entering into contracts with parties that are well qualified and, given the high level of credit quality of its derivative counter parties, the Company does not believe it is necessary to enter into collateral arrangements.

(iii) Interest Rate and Foreign Currency Risk: With respect to its long-term debt, the management of the Company closely monitors the fluctuations in foreign currency exchange and in interest rates and evaluates the need to enter into any financial instruments to mitigate those risks, on an ongoing basis. In this respect, the Company enters into interest rate and currency swap contracts to reduce the exposure to interest rate and currency fluctuations.

Up to 31st December, 2000 interest rate swaps were accounted for as cash flow type hedges of designated long-term debt on an accrual basis, as the interest rate swaps held were expected by the Company to be highly effective in achieving offsetting changes in the cash flows attributable to the hedged item. The interest payable and interest receivable under the swap is accrued and recorded as an adjustment to the interest expense of the designated long-term debt. Up to 31st December, 2000 currency swaps were not recognised as assets and liabilities in the accompanying financial statements.

Effective 1st January, 2001 in accordance with IAS 39 "Financial Instruments: Recognition and Measurement", such instruments are measured at fair value and recognised as assets or liabilities in the accompanying financial statements. The resulting transition adjustment has been included in equity as an adjustment to the opening balance of accumulated deficit.

Changes in the fair value of derivatives that are designated and qualify as cash flow hedges and that are highly effective are recognised in equity. Where a hedged forecasted transaction or firm commitment results in the recognition of an asset or of a liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability. Otherwise, amounts deferred in equity are transferred to the income statement and classified as revenue or expense in the same periods during which the hedged firm commitment or forecasted transaction affects the income statement. Certain derivative transactions, while providing effective economic hedges under the Company's risk management policies, do not qualify for hedge accounting under IAS 39, hence gains and losses are immediately recognised in the statement of income.

(iv) Market Risk: The Company has not entered into any hedging transactions to cover its exposure to price movements arising from the purchase of natural gas and liquid fuel.

(e) Property, Plant and Equipment: For financial reporting purposes, property, plant and equipment is stated at acquisition cost less accumulated depreciation. Assets constructed by PPC are added to property, plant and equipment at cost, which includes direct technical payroll costs related to construction (inclusive of related employer contributions) and applicable general overhead costs. With the exception of assets relating to the distribution network (see note 14), for all other assets that are retired or sold, their cost and related depreciation is removed from the accounts at the time of sale or retirement, and any gain or loss is included in the accompanying statements of income. Subsequent expenditures are capitalised when they appreciably extend the life, increase the earning capacity or improve the efficiency of property, plant and equipment. Repairs and maintenance are charged to expenses as incurred.

(amounts in all tables and notes are presented in thousands of Euro, unless otherwise stated)

4. PRINCIPAL ACCOUNTING POLICIES—(continued)

(f) Depreciation: Depreciation is calculated on a straight-line basis over the average estimated useful economic life of the assets using the following rates:

Buildings and Civil Works:		Transmission	
Hydro power plants	2%	Lines	2.5%
Buildings of general use	5%	Substations	3%
Industrial buildings	8%		
Machinery and Equipment:		Distribution:	
Thermal power plants	4%	Substations	6%
Mines	4%	Low voltage distribution network	6%
Hydro power plants	2%	Medium voltage distribution network	5%
Autonomous diesel power plants	8%	Transportation assets	15% to 20%
Other	12%	Furniture, fixtures and equipment	20% to 30%

(g) Lignite Mining Activities: PPC owns and operates open-pit lignite mines. Land acquisition (mainly through expropriation) and initial (pre-production) development costs relating to mines are capitalised and amortised over the shorter of the life of the mine and 20 years. Exploration and ongoing (post-production) development costs are charged to the cost of lignite production as incurred. A provision for land restoration is established for the Company's estimated present obligation for restoration and is calculated based on the surface disturbed to date and the average cost of restoration per metric unit. It is accounted for on an accrual basis and is included in provisions (note 20).

(h) Borrowing Costs: The Company follows the benchmark treatment provided in IAS 23 under which borrowing costs are recognised as an expense in the period in which they are incurred regardless of how borrowing proceeds are applied.

(i) Impairment of Assets: The carrying values of assets are reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Whenever the carrying value of an asset exceeds its recoverable amount an impairment loss is recognised in the statement of income. The recoverable amount is measured as the higher of net selling price and value in use.

Net selling price is the amount obtainable from the sale of an asset in an arm's length transaction between knowledgeable, willing parties, after deducting any direct incremental disposal costs, while value in use is the present value of estimated future cash flows expected to arise from continuing use of an asset and from its disposal at the end of its useful life.

(j) Subsidies and Customers' Contributions for Fixed Assets: PPC obtains subsidies from the EU in order to fund specific projects executed through a specific time period. Furthermore, PPC's customers are required to participate in the initial network connection cost (metering devices, substations, network connections etc.) or other type of infrastructure. Subsidies and customers' contributions are recorded upon collection and are reflected as deferred income (subsidies and customers' contributions) in the accompanying balance sheets. Amortisation is accounted for in accordance with the useful life of the related assets, and is included in depreciation and amortisation in the accompanying statements of income (notes 25 and 34).

(k) Intangible Assets: Intangible assets represent costs of purchased or self-generated software such as payroll, materials and services used and any other expenditure incurred in developing computer software and bringing the software into its intended use. Software costs are amortised on a straight-line basis over a period of three years. Amortisation is included in depreciation and amortisation in the accompanying statements of income (notes 15 and 34).

(l) Cash and Cash Equivalents: The Company considers time deposits and other highly liquid investments with original maturity of three months or less, to be cash equivalents. The adoption

(amounts in all tables and notes are presented in thousands of Euro, unless otherwise stated)

4. PRINCIPAL ACCOUNTING POLICIES—(continued)

of IAS 39, which became effective on 1st January, 2001, did not result in any transition adjustment as to the recognition and measurement of cash and cash equivalents.

(m) ***Marketable Securities:*** The Company has investments in equity securities that are traded on the Athens Stock Exchange. Up to 31st December, 2000, these investments were classified as current as they are not generally intended to be retained on a long-term basis and are carried at their market value (based on the quoted market price at each balance sheet date) in accordance with IAS 25 "Accounting for Investments". The difference in the market values was recorded directly as a separate component of equity, in case of an increase in carrying amounts, and as an expense in case of a decrease in carrying amounts to the extent that is not covered by a surplus previously recorded in equity. Investments in OAE bonds were carried at cost (notes 7 and 16) plus accrued interest income (note 11).

Effective 1st January, 2001 in accordance with IAS 39, these investments, excluding OAE bonds, are classified as available-for-sale. Any unrealised gains or losses are recognised directly in equity. When the investment is sold, collected or otherwise disposed of, or when the carrying amount of the investment is impaired, the cumulative gain or loss recognised in equity is transferred to the income statement. Effective 1st January, 2001 in accordance with IAS 39, OAE bonds were classified as held to maturity and carried at amortised cost. At 31st December, 2001 OAE bonds were reclassified to available-for-sale and measured at fair value, with changes in fair value included in equity. As at 30th June, 2002 there were no outstanding OAE bonds. The adoption of IAS 39 did not result in any transition adjustment as to the recognition and measurement of marketable securities.

(n) ***Accounts Receivable:*** Accounts receivable, are stated at their face value, net of any provisions for non-collectible balances. The adoption of IAS 39, which became effective 1st January, 2001, did not result in any transition adjustment as to the recognition and measurement of accounts receivable.

(o) ***Provisions and Contingencies:*** Provisions are recognised when the Company has a present legal or constructive obligation as a result of past events and it is probable that an outflow of resources embodying economic benefits will be required to settle this obligation, and a reliable estimate of the amount of the obligation can be made. Provisions are reviewed at each balance sheet date and adjusted to reflect the present value of the expenditure expected to be required to settle the obligation. Contingent liabilities are not recognised in the financial statements but are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. Contingent assets are not recognised in the financial statements but are disclosed when an inflow of economic benefits is probable.

(p) ***Income Taxes (Current and Deferred):*** Current and deferred income taxes are computed based on the stand alone financial statements of each of the entities included in the consolidated financial statements, in accordance with the tax rules in force in Greece. Income tax expense consists of income taxes for the current year based on the Company's profits as adjusted in its tax returns, using current tax rates. Deferred income taxes are provided using the balance sheet liability method for all temporary differences arising between the tax base of assets and liabilities and their carrying values for financial reporting purposes. No deferred tax asset is recorded if it is not probable that the related tax benefit will be realised. For transactions recognised directly in equity, any related tax effects are also recognised directly in equity. Computation is made using the enacted tax rates. Temporary differences giving effect to such taxes are explained in note 18.

(q) ***Revenue recognition:*** Revenue from all types of customers is accounted for on an accrual basis. At each balance sheet date, unbilled revenue is recorded to account for electricity delivered and consumed by customers but not yet billed (note 8).

4. PRINCIPAL ACCOUNTING POLICIES—(continued)

(r) ***Materials and Spare Parts:*** Materials and spare parts principally relate to power plant, transmission and distribution network maintenance and are stated at the lower of cost or net realisable value, the cost being determined using the weighted average method. These materials are recorded in inventory when purchased and then are expensed or capitalised to plant, as appropriate, when installed. A provision for slow moving materials and spare parts is accounted for in the accompanying financial statements.

(s) ***Lignite:*** Lignite mainly consists of the production cost of lignite, extracted from PPC's own mines. All costs incurred for the extraction of lignite are treated as production costs. Consumption of lignite is separately reflected in operating expenses in the accompanying statements of income. Management believes that lignite reserves are adequate to cover the current and anticipated levels of supply for energy generation by lignite-fired thermal power stations for many years.

(t) ***Liquid Fuel:*** Liquid fuel is generally purchased from a State owned oil company, Hellenic Petroleum S.A. The contract expires in December 2002 with a possible extension of three months. PPC has the right to purchase from other suppliers as well. The cost of liquid fuel reflects purchase price plus any taxes (other than VAT), levies and other costs necessary to bring it to its present location and condition. Liquid fuel costs are expensed as consumed and are separately reflected in the accompanying statements of income. Effective 1st January, 2001, and following the requirements of IAS 39, the above contract is not accounted for as a derivative as it is a normal purchase contract which is intended to be settled by the Company by taking delivery in the normal course of business, and for which the Company does not intend to settle net.

(u) ***Natural Gas:*** Natural gas is purchased from a State owned company, Public Natural Gas Supply S.A. ("DEPA") under a contract expiring in 2016. Prices are mainly dependent on the current market prices of heavy oil, gas oil and certain types of crude oil. To a lesser extent they depend on national and international financial indices. Payments are made in local currency. Natural gas fuel is expensed as purchased and consumed, as the Company does not own any storage facilities. Consumption of natural gas is separately reflected in the accompanying statements of income. Effective 1st January, 2001, and following the requirements of IAS 39, the above contract is not accounted for as a derivative as it is a normal executory contract which is intended to be settled by the Company by taking delivery in the normal course of business, and for which the Company does not intend to settle net.

(v) ***Electricity:*** Electricity is periodically purchased under short-term contracts. Electricity costs are expensed as purchased and are separately reflected in the accompanying statements of income. Effective 1st January, 2001, and following the requirements of IAS 39, the above contracts are not accounted for as derivatives as they are normal executory contracts which are intended to be settled by the Company by taking delivery in the normal course of business, and for which the Company does not intend to settle net. Purchases of electricity denominated in U.S. dollars are accounted for as derivative financial instruments since (a) their value changes in response to changes in foreign exchange, (b) there is no initial net investment, (c) are settled at a future date and (d) are denominated in a currency which is neither the functional currency of the Company nor the currency in which electricity is internationally traded. They are classified as held-for-trading and are measured and carried at fair value with changes in fair value included in the accompanying statement of income.

(w) ***Segment information:*** Prior to 2001, the Company managed its operations on an integrated utility basis. As a result of the implementation of the Electricity Directive and as part of its transformation into a sociétè anonyme, discussed in note 2 above, the Company has adopted a new organisational and management structure, which reflects its core business, and effective

(amounts in all tables and notes are presented in thousands of Euro, unless otherwise stated)

4. PRINCIPAL ACCOUNTING POLICIES—(continued)

1st January, 2002, the Company presents segment information for its core business segments (note 38).

(x) ***Earnings per Share:*** Basic earnings per share are computed by dividing net income by the weighted average number of shares outstanding during each period. There were no dilutive securities outstanding during the periods presented. All share and per share amounts have been adjusted to give retrospective effect to the establishment of the Company's share capital discussed in note 27.

(y) ***Retirement benefit plans:*** As explained in more detail in note 21, the PPC Personnel Insurance Organisation which was established in 1st January, 2000, substitutes PPC in all insurance obligations towards its employees and pensioners. As a result, as far as PPC is concerned this is a defined contribution scheme. The Company recognises as an expense the contribution payable to the defined contribution plan in exchange for the service that the employee has rendered to the Company during a period and as a liability to the extend that this has not been paid during the period.

5. TRANSLATIONS OF GREEK DRACHMAE AMOUNTS TO EURO

As further explained in note 4(c), effective 1st January, 2002, the Company's measurement as well as reporting currency is the Euro. The translation of the accompanying financial statements as at 31st December, 1998, 1999, 2000, 2001 and 30th June, 2001 from Greek Drachmae into Euro is included solely for the convenience of the reader, using the locked euro-zone exchange rate of GRD 340.75 to Euro 1.00. The convenience translation should not be construed as representation that the Greek Drachmae amounts have been, or could in the future be, converted into Euro at this or any other rate of exchange.

6. CASH AND CASH EQUIVALENTS

	31st December,		
	1998	1999	2000
Cash in hand	1,623	1,054	2,603
Cash at banks	28,325	31,738	4,543
Bank of Crete (note 17)	6,806	6,806	6,806
Time deposits	20,543	35,216	0
	57,297	74,814	13,952

	31st December,	30th June,	
	2001	2001	2002
Cash in hand	3,278	2,063	3,328
Cash at banks	31,325	36,660	27,593
Bank of Crete (note 17)	6,806	6,806	6,806
Time deposits	5,869	311,078	3,100
	47,278	356,607	40,827

Interest earned on cash at banks and time deposits is accounted for on an accrual basis and amounted to Euro 12,273, Euro 16,799, Euro 10,577, Euro 5,277, Euro 1,784 and Euro 1,347 for the years 1998, 1999, 2000 and 2001, and for the six months ended 30th June, 2001 and 2002, respectively.

The significant increase in cash balances for the six months ended 30th June, 2001 was due to the receipt of Euro 310,492 from the Greek State on 29th June, 2001(note 21).

(amounts in all tables and notes are presented in thousands of Euro, unless otherwise stated)

7. MARKETABLE AND OTHER SECURITIES

	31st December, 1998	31st December, 1999	31st December, 2000
Equity securities:			
Chalkis Cement S.A.	5,675	5,675	5,675
National Bank of Greece	20,188	34,121	27,210
Bank of Greece	518	0	0
Titan S.A.	7,445	0	0
Evetam	258	241	241
	34,084	40,037	33,126
OAE bonds (note 16)	13,503	18,433	27,337
Other	29	30	0
	47,616	58,500	60,463

	31st December, 2001	30th June, 2001	30th June, 2002
Equity securities:			
Heracles Cement S.A.	6,967	7,319	6,200
National Bank of Greece	17,972	23,530	14,489
Evetam	241	241	241
	25,180	31,090	20,930
OAE bonds (note 16)	2,148	39,586	0
	27,328	70,676	20,930

Chalkis Cement S.A. ("Chalkis") was a company listed on the Athens Stock Exchange. The trading of Chalkis's shares was suspended on March 26, 1991 and was accounted for at cost. Following Chalkis's absorption by Heracles Cement Co. ("Heracles"—listed on the Athens Stock Exchange) the Chalkis shares were exchanged for Heracles's shares in June 2001.

At 31st December, 1998 the cost of all the above equity securities was Euro 9,993 while at 31st December, 1999, 2000 and 2001 and at 30th June, 2001 and 2002 the cost was Euro 10,162.

Proceeds from sale of equity securities in the years 1998 and 1999 totalled Euro 3,577 and Euro 9,787, respectively, while the respective resulting gains totalled Euro 2,556 and Euro 8,487. There were no sales or acquisition of equity securities during the years 2000 and 2001 and the six months ended 30th June, 2001 and 2002.

The change in net unrealised holding gain/(loss) on equity securities available for sale totalled Euro 15,751, Euro 5,784, Euro (6,911), Euro (7,946), Euro (2,036) and Euro (4,250) in the years 1998, 1999, 2000 and 2001, and in the six months ended 30th June, 2001 and 2002, respectively.

OAE bonds were issued by the Greek State in June 1992 in order to pay the debts of ailing companies. In this respect PPC, which had outstanding debts from ailing companies, received in June 1992 bonds with a face value of Euro 109.95 million, representing Euro 77.55 million of principal and Euro 32.4 million of interest for the period from 10th June, 1992 through 10th June, 1994, separated in five series maturing at various dates (as shown below), from 10th June, 1998 through 10th June, 2002. In November and late December 2001 bonds of face value Euro 37,485 were sold for Euro 37,664. The majority of the above bonds were being used by PPC as collateral in obtaining short-term bank borrowings (note 22).

(amounts in all tables and notes are presented in thousands of Euro, unless otherwise stated)

7. MARKETABLE AND OTHER SECURITIES—(continued)

	31st December,				30th June,	
Maturity	1998	1999	2000	2001	2001	2002
June 1999	13,503	0	0	0	0	0
June 2000	18,433	18,433	0	0	0	0
June 2001	27,337	27,337	27,337	0	0	0
June 2002	39,586	39,586	39,586	2,148	39,586	0
	98,859	85,356	66,923	2,148	39,586	0
Less current portion (see above)	(13,503)	(18,433)	(27,337)	(2,148)	(39,586)	0
Long-term portion (note 16)	85,356	66,923	39,586	0	0	0

Until 30th June, 2001, interest on these bonds was accounted for on an accrual basis (note 11). Interest income for the years 1998, 1999, 2000 and 2001 and for the six months ended 30th June, 2001 and totalled Euro 10,870, Euro 9,194, Euro 5,520, Euro 2,670 and Euro 1,899, respectively. Following the reclassification of these bonds from held to maturity to available-for-sale (note 4(m)) these bonds have been measured at fair value as at 31st December, 2001 and the resulting gain of Euro 47 has been included in the 2001 equity.

8. TRADE RECEIVABLES

	31st December,		
	1998	1999	2000
High voltage	78,938	78,433	60,478
Medium and low voltage	327,765	336,819	349,781
Customers contributions	6,809	6,323	4,802
	413,512	421,575	415,061
Unbilled revenue	159,560	166,870	177,652
	573,072	588,445	592,713
Less: Allowance for doubtful balances	(92,555)	(98,996)	(91,456)
	480,517	489,449	501,257

	31st December,	30th June,	
	2001	2001	2002
High voltage	59,348	58,260	61,414
Medium and low voltage	358,776	351,577	372,440
Customers contributions	9,517	4,839	7,454
	427,641	414,676	441,308
Unbilled revenue	208,422	183,692	201,926
	636,063	598,368	643,234
Less: Allowance for doubtful balances	(98,125)	(94,506)	(101,288)
	537,938	503,862	541,946

High voltage customer balances relate to receivables from sales of energy to 21 large industrial companies, which are invoiced at the end of each calendar month, based on individual agreements and actual metering.

Medium voltage customers are mainly industrial and commercial companies. Billing is on a monthly basis based on actual meter readings.

Low voltage customers are mainly residential and small commercial customers. The majority of low voltage customers are billed every four months based on actual meter readings, while interim bills

(amounts in all tables and notes are presented in thousands of Euro, unless otherwise stated)

8. TRADE RECEIVABLES—(continued)

are issued every two months based on the energy consumed during the corresponding period in the prior year.

There are different types of invoices for both medium and low voltage customers with different tariff structures based on different types of energy use (commercial, agricultural, residential etc.).

Revenues from the supply of electricity to medium and low voltage customers provided during the period from the last meter reading and billing through each reporting date are accounted for as unbilled revenue.

Allowance for doubtful balances is made for specific balances relating to high voltage customers, while the allowance for medium and low voltage customers is based on the balances reported by the Company's billing system as outstanding in excess of twelve months, for which provisions are made in full. The movement in the allowance for doubtful balances is as follows:

	31st December,		
	1998	1999	2000
Beginning balance	85,626	92,555	98,996
Provision	7,545	14,312	8,340
Utilised	(616)	(7,871)	(15,880)
Ending balance	92,555	98,996	91,456

	31st December,	30th June,	
	2001	2001	2002
Beginning balance	91,456	91,456	98,125
Provision	8,875	4,135	4,419
Utilised	(2,206)	(1,085)	(1,256)
Ending balance	98,125	94,506	101,288

9. OTHER RECEIVABLES

	31st December,		
	1998	1999	2000
Value Added Tax	45,256	45,256	0
Dispute with tax authorities	24,763	37,318	37,318
Income tax advance	18,177	0	0
Greek Post Office	5,899	6,902	7,240
Social security funds, in dispute	19,231	19,231	19,231
Social security funds, current	7,859	8,173	7,501
State participation in employees' social security contributions	3,046	4,343	5,890
Pensioners' advances, in dispute	5,262	5,262	5,262
Pensioners' advances, current	31,369	41,109	0
Loans to employees	12,963	13,749	14,879
Employees' current accounts	1,931	2,371	2,134
Receivables from contractors	27,425	11,020	9,147
Tax withholdings	3,134	3,897	4,106
Other	23,090	35,196	888
	229,405	233,827	113,596
Less: Allowance for doubtful balances	(24,492)	(24,492)	(24,492)
	204,913	209,335	89,104

(amounts in all tables and notes are presented in thousands of Euro, unless otherwise stated)

9. OTHER RECEIVABLES—(continued)

	31st December, 2001	30th June, 2001	30th June, 2002
Dispute with tax authorities	35,839	36,050	35,839
HTSO (note 2)	6,248	0	11,837
Greek Post Office	6,750	8,989	8,879
Social security funds, in dispute	17,921	19,229	18,059
Social security funds, current	7,291	11,212	14,844
State participation in employees' social security contributions	6,392	5,587	6,392
Pensioners' advances, in dispute	5,262	5,262	5,262
Loans to employees	32,238	14,604	21,084
Employees' current accounts	2,307	2,828	2,691
Receivables from contractors	8,510	13,679	9,492
Tax withholdings	6,087	4,338	7,263
Other	3,986	4,108	4,574
	138,831	125,886	146,216
Less: Allowance for doubtful balances	(24,492)	(24,492)	(24,492)
	114,339	101,394	121,724

Value Added Tax ("VAT"): The amount relates to VAT overpayment during the period from 1987-1993. Of this amount, Euro 24,531 was settled in June 2000 (note 18) and the remaining amount of Euro 20,725 was fully provided at 30th June, 2000 and was written off in August 2000 (note 35).

Disputes with tax authorities: In 1995 the tax authorities performed a preliminary payroll tax audit for the years from 1983 to 1995, and assessed to the Company Euro 40,558 relating to supplementary payroll tax and penalties. In 1998, the tax authorities performed a preliminary tax audit of the years 1995 to 1997 and assessed additional income taxes and penalties of Euro 30,709. The Company brought the cases before the tax courts by paying initially the amount of Euro 40,258 (Euro 35,839 at 31st December, 2001 due to the finalisation of certain elements in the Company's favour). The majority of the above assessments are still pending before the courts. However, in June 2002, the relevant Administrative Court of Second Instance, ruled in the Company's favour for an amount of Euro 23,280 with respect to the preliminary tax audit for the years 1983 to 1995 and more specifically for the assessments relating to the period 1992-1995. Following the above mentioned decision, the Company offset fiscal obligations for the months of July, August and September 2002 of an amount of Euro 15,195, Euro 7,585 and Euro 500, respectively against the amount of 23,280 of the Court's ruling. The Tax Authorities have appealed the decision of the Court of Second Instance to the Supreme Administrative Court, which has the final authority to rule. As the Company may be requested to refund the above amounts in case of an unfavourable outcome at the Supreme Court, the provision of Euro 37,564 (note 20) established in prior years against such disputes with tax authorities was maintained.

Social security funds in dispute: The amount relates to social security contributions (years 1983-1993) of employees who have worked with other employers before joining PPC. As PPC undertook the obligation for their pensions and other related benefits, part of their contributions to other social security funds (mainly IKA, the major Greek social security fund) has been claimed by PPC. The claim was not accepted by IKA and the case was brought by PPC before the courts. Following an adverse court decision, PPC together with PIO brought the case again before the courts. The court rejected PPC as a litigant while the case of PIO is held pending. A respective provision has been established for non-collection of this amount.

(amounts in all tables and notes are presented in thousands of Euro, unless otherwise stated)

9. OTHER RECEIVABLES—(continued)

State participation in employees' social security contributions: The amount represents the State contribution to the social security contributions of employees who started working after 1st January, 1993.

Advances to pensioners in dispute: The amount of Euro 5,262 represents an advance payment made in 1993 to pensioners in relation to the litigation discussed in note 31(e). A respective provision has been established for non-collection of this amount.

Loans to employees: The 31st December, 2001 and 30th June, 2002 balances include Euro 18,169 and Euro 8,907, respectively, representing non-interest bearing short-term loans to participate in the share capital increase discussed in note 27. The respective fair value of these loans (measured at the present value of the future cash flows discounted using the market rate of interest for a similar loan) as at 31st December, 2001 and 30th June, 2002, amounted to Euro 17,079 and Euro 8,638, respectively.

10. MATERIALS, SPARE PARTS AND SUPPLIES

	31st December,		
	1998	1999	2000
Lignite	32,179	34,826	32,302
Liquid fuel	48,795	53,840	54,104
Materials and spare parts	384,426	426,585	462,494
Advances to suppliers	120,484	162,342	126,959
	585,884	677,593	675,859
Provision for slow-moving materials and spare parts	(96,566)	(100,135)	(107,178)
	489,318	577,458	568,681

	31st December, 2001	30th June, 2001	30th June, 2002
Lignite	24,231	26,037	34,870
Liquid fuel	45,621	56,194	53,084
Materials and spare parts	474,579	464,572	488,706
Advances to suppliers	132,983	140,396	110,034
	677,414	687,199	686,694
Provision for slow-moving materials and spare parts	(117,405)	(112,543)	(127,069)
	560,009	574,656	559,625

11. OTHER CURRENT ASSETS

	31st December,		
	1998	1999	2000
Value Added Tax	0	11,979	40,555
Prepaid expenses	11,146	12,716	6,832
OAE accrued interest income (note 7)	6,242	4,267	2,377
Other	2,961	1,904	1,837
	20,349	30,866	51,601

(amounts in all tables and notes are presented in thousands of Euro, unless otherwise stated)

11. OTHER CURRENT ASSETS—(continued)

	31st December, 2001	30th June, 2001	30th June, 2002
Value Added Tax	349	3,002	0
Prepaid expenses	5,385	10,779	6,993
Other	282	2,407	1,215
	6,016	16,188	8,208

12. INVESTMENTS IN SUBSIDIARIES

The Company's subsidiaries (currently having limited operations) that were fully consolidated in the accompanying financial statements are as follows:

Consolidated Subsidiary	Ownership Interest	Country of Incorporation	Principal Activities
PPC Renewables S.A.	100%	Greece	Engineering, consulting, technical and commercial services
Cogen S.A.	100%	Greece	Consulting Services
PPC Telecommunications Services S.A.	100%	Greece	Telecommunication services

13. INVESTMENTS IN ASSOCIATES

	31st December, 2000	31st December, 2001	30th June, 2001	30th June, 2002
HTSO	0	144	144	144
WIND-PPC Holding N.V.	875	1,162	1,162	10,666
Corporations through PPC Renewables	0	992	0	1,072
	875	2,298	1,306	11,882

The Company's interest in the above Companies as at 30th June, 2002 was as follows:

Associate	Interest	Country of Incorporation	Principal Activities
HTSO	49%	Greece	Note 2
WIND-PPC Holding N.V.	50% less one share	Netherlands	Telecommunication Services
Corporations through PPC Renewables	49%	Greece	Energy generation from renewable sources

All of the above associates are newly established companies currently being at a pre-operating stage.

In addition the Company has a 28.56% stake in Larco S.A., an ailing company, which was acquired prior to 1996 for the amount of Euro 46,788. Due to the poor financial condition of Larco, management determined that the investment has suffered a permanent impairment and, accordingly, the cost of this investment was written off prior to 1997.

(amounts in all tables and notes are presented in thousands of Euro, unless otherwise stated)

14. PROPERTY, PLANT AND EQUIPMENT

	Land	Mines	Buildings	Machinery	Transportation assets	Furniture & Equipment	Construction In Progress	Total
COST								
31st December, 1997	51,815	218,586	949,550	3,464,439	62,078	138,351	785,839	5,670,658
Additions..	109	1,021	80,505	415,349	9,450	13,326	671,378	1,191,138
Removals/transfers ..	(3)	0	(6)	(14,606)	(41)	(1,517)	(504,367)	(520,540)
Other movements ..	0	0	170	(3,046)	519	29,042	0	26,685
31st December, 1998	51,921	219,607	1,030,219	3,862,136	72,006	179,202	952,850	6,367,941
Additions..	6,814	47,231	203,751	553,955	6,031	17,564	684,106	1,519,452
Removals/transfers ..	0	0	0	(18,025)	(79)	(2,028)	(854,785)	(874,917)
Other movements ..	(481)	0	(1,298)	(3,272)	(12)	616	0	(4,447)
31st December, 1999	58,254	266,838	1,232,672	4,394,794	77,946	195,354	782,171	7,008,029
Additions..	4,161	31,425	44,141	466,169	7,322	15,316	902,606	1,471,140
Removals/transfers ..	(61)	0	0	(21,260)	(74)	(8,824)	(557,508)	(587,727)
Impairment ..	(4,132)	0	(33,403)	(5,822)	0	0	0	(43,357)
31st December, 2000	58,222	298,263	1,243,410	4,833,881	85,194	201,846	1,127,269	7,848,085
Additions..	4,921	34,406	106,950	560,601	2,078	9,030	818,729	1,536,715
Removals/transfers ..	(123)	0	0	(20,057)	(549)	(3,152)	(716,804)	(740,685)
31st December, 2001	63,020	332,669	1,350,360	5,374,425	86,723	207,724	1,229,194	8,644,115
Additions..	112	6,131	15,796	228,486	476	6,670	312,801	570,472
Removals/transfers ..	0	0	0	(8,234)	(1,013)	(2,894)	(257,895)	(270,036)
Other movements ..	0	0	0	(22)	131	844	0	953
30th June, 2002 ..	63,132	338,800	1,366,156	5,594,655	86,317	212,344	1,284,100	8,945,504
31st December, 2000	58,222	298,263	1,243,410	4,833,881	85,194	201,846	1,127,269	7,848,085
Additions..	3,087	33,212	12,971	139,548	1,693	3,880	361,811	556,202
Removals/transfers ..	(120)	0	0	(11,739)	(420)	(1,502)	(165,203)	(178,984)
Other movements ..	0	0	9	2,794	399	954	0	4,156
30th June, 2001 ..	61,189	331,475	1,256,390	4,964,484	86,866	205,178	1,323,877	8,229,459

(amounts in all tables and notes are presented in thousands of Euro, unless otherwise stated)

14. PROPERTY, PLANT AND EQUIPMENT—(continued)

	Land	Mines	Buildings	Machinery	Transportation assets	Furniture & Equipment	Construction In Progress	Total
ACCUMULATED DEPRECIATION								
31st December, 1997	0	93,655	195,052	822,242	41,611	104,185	0	1,256,745
Additions..	0	10,674	36,423	171,888	8,029	21,585	0	248,599
Removals/transfers ..	0	0	(6)	(7,307)	(41)	(1,356)	0	(8,710)
Other movements ..	0	0	0	0	0	0	0	0
31st December, 1998	0	104,329	231,469	986,823	49,599	124,414	0	1,496,634
Additions..	0	10,879	36,217	199,117	7,149	23,052	0	276,414
Removals/transfers ..	0	0	0	(9,012)	(77)	(1,673)	0	(10,762)
Other movements ..	0	0	0	0	0	0	0	0
31st December, 1999	0	115,208	267,686	1,176,928	56,671	145,793	0	1,762,286
Additions..	0	11,034	40,423	232,748	8,544	29,106	0	321,855
Removals/transfers ..	0	0	0	(10,706)	(65)	(8,771)	0	(19,542)
Impairment ..	0	0	0	0	0	0	0	0
31st December, 2000	0	126,242	308,109	1,398,970	65,150	166,128	0	2,064,599
Additions..	0	13,817	54,885	252,156	7,762	15,685	0	344,305
Removals/transfers ..	0	0	0	(8,998)	(607)	(2,676)	0	(12,281)
31st December, 2001	0	140,059	362,994	1,642,128	72,305	179,137	0	2,396,623
Additions..	0	5,694	28,902	135,490	3,548	6,557	0	180,191
Removals/transfers ..	0	0	0	(4,582)	(1,005)	(2,845)	0	(8,432)
Other movements ..	0	0	0	536	(6)	(122)	0	408
30th June, 2002 ..	0	145,753	391,896	1,773,572	74,842	182,727	0	2,568,790
31st December, 2000	0	126,242	308,109	1,398,970	65,150	166,128	0	2,064,599
Additions..	0	5,529	25,235	122,720	4,343	10,111	0	167,938
Removals/transfers ..	0	0	0	(5,831)	(417)	(1,464)	0	(7,712)
Other movements ..	0	0	0	0	0	0	0	0
30th June, 2001 ..	0	131,771	333,344	1,515,859	69,076	174,775	0	2,224,825
NET BOOK VALUE								
31st December, 1997	51,815	124,931	754,498	2,642,197	20,467	34,166	785,839	4,413,913
31st December, 1998	51,921	115,278	798,750	2,875,313	22,407	54,788	952,850	4,871,307
31st December, 1999	58,254	151,630	964,986	3,217,866	21,275	49,561	782,171	5,245,743
31st December, 2000	58,222	172,021	935,301	3,434,911	20,044	35,718	1,127,269	5,783,486
31st December, 2001	63,020	192,610	987,366	3,732,297	14,418	28,587	1,229,194	6,247,492
30th June, 2002 ..	63,132	193,047	974,260	3,821,083	11,475	29,617	1,284,100	6,376,714
30th June, 2001 ..	61,189	199,704	923,046	3,448,625	17,790	30,403	1,323,877	6,004,634

Fixed Assets Register: The Company's fixed assets register does not provide sufficiently detailed information that would enable the determination of the historical cost of each individual asset, and its subsequent statutory revaluations, additions, disposals etc. Furthermore, the fixed assets register does not provide sufficient technical or other operational data that would facilitate physical verification of assets, either from the register to the specific asset or vice versa. With the exception of transportation assets and office equipment, no physical counts of fixed assets have been performed in the past. The Company has initiated the process of developing a detailed fixed assets register, which is expected to reconcile costs to identifiable individual items and incorporate the results of the appraisal valuation (see paragraph "Appraisal of fixed assets" below). Any significant differences relating to prior years will be charged to opening retained earnings.

Legal Status of Property: The Company is in the process of preparing a detailed listing of all its real property, as such information is not provided by the fixed assets register. The Company is also in the process of registering all its property in the Company's name at the relevant land registries, so that PPC S.A. will be able to obtain ownership and encumbrance certificates.

(amounts in all tables and notes are presented in thousands of Euro, unless otherwise stated)

14. PROPERTY, PLANT AND EQUIPMENT—(continued)

Insurance Coverage: The Company's property, plant and equipment are located all over Greece and therefore the risk of a major loss is reduced. PPC does not carry any form of insurance coverage on its property, plant and equipment, save for its information technology equipment.

Retirements and Disposals of the Distribution Network: As the Company's fixed assets register does not provide sufficient details to enable the identification of the original cost or accumulated depreciation of a retired or disposed asset, the distribution network fixed assets which are disposed are not removed from the fixed assets register. Estimated values of items retired are transferred to the warehouse stock and classified as spare parts and materials. Upon warehousing and for financial reporting purposes a contra account under fixed assets is credited with an amount equal to the estimated value of the item warehoused. The net book value of such retirements, as estimated by the Company, for the years 1998, 1999, 2000 and 2001, and for the six months ended 30th June, 2001 and 2002 totalled Euro 7,304, Euro 9,007, Euro 10,219, Euro 7,466, Euro 5,814, and Euro 3,650, respectively.

Statutory Revaluation of Fixed Assets: In accordance with Greek tax legislation, fixed assets are periodically revalued (every four years). These revaluations relate to machinery (since 1987), land, mines and buildings and are based on non-industry specific indices that were determined by the Government through Ministerial Decisions. Both cost and accumulated depreciation are increased by these indices while the net revaluation surplus is credited to reserves in equity. These statutory revaluations, the latest of which was done at 31st December, 2000, do not meet the criteria required by IAS 16 "Property, plant and equipment", and accordingly have been reversed in the accompanying financial statements. Such reversal was made on a class of asset rather than on an individual asset basis, because the fixed assets register does not provide information to enable the determination of the historical cost of each individual asset. As of 30th June, 2002, revaluations that have been performed in the past resulted in a total revaluation surplus of Euro 947,677 out of which Euro 531,777 was used to set up part of the Company's share capital (note 27). The remaining revaluation surplus of Euro 415,900, according to Greek Law, will be used for share capital increase, by 31st December, 2002, at the latest.

Stranded Costs: In October 2002 the European Commission approved the Greek State's application to allow compensation to PPC in respect of stranded costs without considering such compensation as a state aid. The compensation amounts to up to Euro 1.431 million and covers investments relating to hydroelectric power stations, irrigation and sales to one of the Company's high voltage customer. The payment of any amount is subject to the final decision of the Greek State. Presently, no decision has been made by the Greek State as to the payment of any amount or the way the compensation will be materialised or the timing of any such compensation payments.

Appraisal of Fixed Assets: In 2001, the Company engaged an independent firm of appraisers to conduct a valuation of its fixed assets as of 31st December, 2000 as provided by Law 2941/12.09.2001. Such valuation was completed in late September 2001 and resulted in a surplus of approximately Euro 2.9 billion. Under the provisions of Law 2941/12.09.2001 the Company has to present its fixed assets at appraised values, by the end of its first fiscal year (1st January, 2001 to 31st December, 2002) following its transformation into a sociétè anonyme. Such presentation is in accordance with the allowed alternative treatment of IAS 16. The Company will reflect the results of the above appraisal in its books upon completion of the process for the upgrading of its fixed assets register. During the course of this work and of reconciling the results of the fixed assets physical counts to the accounting records and to the work of the independent firm of appraisers, differences, that may be significant, could arise. If the appraisal results had been recorded in the eighteen month period ended 30th June, 2002, it is preliminarily estimated that the depreciation expense for the six months ended 30th June, 2001 and 2002 and for the year 2001, would have been increased by approximately Euro 118 million, Euro 123 million and Euro 242 million respectively, with an equal decrease in profit before tax as of the above dates.

(amounts in all tables and notes are presented in thousands of Euro, unless otherwise stated)

15. INTANGIBLE ASSETS

	31st December,		
	1998	1999	2000
Cost:			
Beginning balance	5,482	7,032	8,062
Additions	608	1,165	4,249
Transfers	945	0	0
Disposals	(3)	(135)	(1,632)
	7,302	8,062	10,679
Accumulated Amortisation:			
Beginning balance	4,531	5,623	6,732
Additions	323	1,241	1,869
Transfers	772	0	0
Disposals	(3)	(134)	(1,631)
	5,623	6,730	6,970
Net Book Value	1,409	1,332	3,709

	31st December, 2001	30th June, 2001	30th June, 2002
Cost:			
Beginning balance	10,679	10,679	13,419
Additions	2,745	273	224
Transfers	0	38	0
Disposals	(5)	0	(4)
	13,419	10,990	13,639
Accumulated Amortisation:			
Beginning balance	6,970	6,970	9,479
Additions	2,512	927	1,220
Transfers	0	(9)	0
Disposals	(4)	0	(10)
	9,478	7,888	10,689
Net Book Value	3,941	3,102	2,950

16. OTHER NON-CURRENT ASSETS

	31st December,		
	1998	1999	2000
Interest on liquid fuel purchases	1,227	0	0
OAE bonds (note 7)	85,356	66,923	39,586
Unamortised Loan fees and expenses	5,403	14,814	19,032
Social security (note 9)	5,998	6,407	5,916
	97,984	88,144	64,534

(amounts in all tables and notes are presented in thousands of Euro, unless otherwise stated)

16. OTHER NON-CURRENT ASSETS—(continued)

	31st December, 2001	30th June, 2001	30th June, 2002
Unamortised Loan fees and expenses	16,252	17,640	14,849
Social security (note 9)	5,573	3,891	1,194
Other	0	0	9
	21,825	21,531	16,052

17. TRADE AND OTHER PAYABLES

	31st December, 1998	31st December, 1999	31st December, 2000
Trade:			
Suppliers and contractors	125,576	150,110	203,387
Other	2,565	220	7,686
	128,141	150,330	211,073
Various Creditors:			
Municipalities' duties	134,835	160,076	164,787
Greek TV	43,202	45,784	44,431
Pensioners	335	247	649
Bank of Crete	12,053	12,053	12,053
Building sale proceeds	0	8,804	13,294
Other	37,057	34,509	45,254
	227,482	261,473	280,468
Other:			
Value Added Tax	29,318	0	0
Social security funds	14,776	9,558	9,729
Tax settlement (note 18)	0	0	10,377
Lignite levy	9,852	10,712	11,730
Tax on fixed assets' statutory revaluation	0	0	3,677
Taxes withheld	19,451	13,573	24,246
	73,397	33,843	59,759
	429,020	445,646	551,300

(amounts in all tables and notes are presented in thousands of Euro, unless otherwise stated)

17. TRADE AND OTHER PAYABLES—(continued)

	31st December, 2001	30th June, 2001	30th June, 2002
Trade:			
Suppliers and contractors	157,676	159,054	128,921
Other	472	6,401	1,266
	158,148	165,455	130,187
Various Creditors:			
Municipalities' duties	175,994	188,760	193,297
Greek TV	44,367	45,682	45,067
Pensioners	484	754	623
Bank of Crete	12,053	12,053	12,053
Building sale proceeds	13,294	13,294	13,294
HTSO	6,325	305	11,433
Other	36,585	38,306	29,174
	289,102	299,154	304,941
Other:			
Value Added Tax	0	0	8,443
Social security funds	10,107	7,486	7,930
Tax settlement (note 18)	10,377	10,377	10,377
Lignite levy	3,167	12,405	2,331
Tax on fixed assets' statutory revaluation	3,677	5,517	1,839
Taxes withheld	26,466	20,834	17,098
	53,794	56,619	48,018
	501,044	521,228	483,146

Municipalities and Greek TV: The amounts represent duties collected by PPC through the bills issued to medium and low voltage customers. The payment of such amounts to the beneficiaries is made by PPC at the end of each month and relates to collections made two months prior. For this service PPC charges a fee of 2% and 0.5%, on the amounts collected on behalf of Municipalities and Greek TV, respectively. Such fees for the years 1998, 1999, 2000 and 2001, and for the six months ended 30th June, 2001 and 2002 totaled Euro 14,328, Euro 14,515, Euro 15,976, Euro 17,306, Euro 8,646 and Euro 9,335, respectively, and are included in other revenues in the accompanying statements of income (note 32). Furthermore, receivables from Municipalities relating to energy consumption are offset against amounts paid for the duties collected on behalf of the Municipalities.

Bank of Crete: The amount relates to a dispute with the "Old Bank of Crete" since 1989, when the bank was under liquidation due to serious law violations revealed at that time. PPC deposits of Euro 6,806 (note 6) with the bank were blocked, while the Company stopped payments on its loans from the bank then outstanding. The case, following a relevant ruling of the Supreme Court, is pending before the Court of Appeals.

Lignite Levy: Based on Law 2446/96, effective 1997, the Company is obliged to pay a duty of 0.4% on its gross sales for the development and environmental protection of the three Prefectures (Kozani, Florina and Arkadia) where lignite power stations are in operation.

Building Sale Proceeds: The amount represents the proceeds from the sale of a building located in the centre of Athens during December 1999. Although the net book value of the land and building at the date of sale of Euro 97 was removed from fixed assets and transferred to the profit and loss account, the sale proceeds were recorded as a liability to the new Personnel Insurance Organisation (PIO—note 21).

(amounts in all tables and notes are presented in thousands of Euro, unless otherwise stated)

17. TRADE AND OTHER PAYABLES—(continued)

Tax on Fixed Assets Statutory Revaluation Surplus: The amount represents tax on the revaluation surplus, which resulted from the statutory revaluation of land and buildings that was made in December 2000.

18. INCOME TAXES (CURRENT AND DEFERRED)

Income Tax Expense:

	31st December, 1998	31st December, 1999	31st December, 2000
Current income taxes	12,640	24,778	35,116
Deferred income taxes	5,174	1,737	5,679
Total provision for income taxes	17,814	26,515	40,795

	31st December, 2001	30 June, 2001	30 June, 2002
Current income taxes	144,336	55,560	108,804
Deferred income taxes	2,332	(15,334)	(8,714)
Total provision for income taxes	146,668	40,226	100,090

The Company (as a listed Corporation) is subject to income taxes at 35%.

Tax returns are filed annually but the profits or losses declared for tax purposes remain provisional until such time, as the tax authorities examine the returns and the records of the taxpayer and a final assessment is issued. Tax losses, to the extent accepted by the tax authorities, can be used to offset profits of the five fiscal years following the fiscal year to which they relate.

In 2000, the tax audit of the Company's books for the fiscal years 1989 through 1999 was completed and additional taxes and penalties of Euro 76,417 were assessed. Of this amount, Euro 69,529 relate to the years 1989 through 1997, while Euro 3,202 and Euro 3,686 relate to 1999 and 1998, respectively. This amount was charged against the reserve, which was provided in prior years for probable future tax assessments. The Company has agreed with the tax authorities to settle the above amount in five equal annual instalments, the first being due on 1st January, 2001, after deducting the amount of Euro 24,531 of VAT receivable outstanding at that time (discussed in note 9). As a result, the Company will pay Euro 51,886 (Euro 76,417 less Euro 24,531) in five instalments of Euro 10,377, each (note 17 and 26). As at 30th June, 2002 the Company had paid two instalments totalling Euro 20,754. In October 2001 the tax audit of the Company's books for fiscal year 2000 was completed and the tax authorities assessed additional income taxes of Euro 8,217. The 31st December, 2000 financial statements include a provision of an equal amount, which was paid in November 2001.

(amounts in all tables and notes are presented in thousands of Euro, unless otherwise stated)

18. INCOME TAXES (CURRENT AND DEFERRED)—(continued)

For the unaudited tax period 1st January, 2001 to 30th June, 2002, it is not possible to determine the extent of any additional income taxes and penalties that might be assessed, as these will depend on the findings of the tax authorities. A provision has been made to cover for such additional probable future tax assessments, based on the findings of prior years' tax audits. An analysis and numerical reconciliation between tax expense and the product of accounting profit multiplied by the nominal applicable tax rate is set out below:

	31st December,		
	1998	1999	2000
Profit before tax	14,884	90,406	65,655
Income tax calculated at nominal applicable tax rate of 35%	5,209	31,642	22,979
Provision for additional income taxes and penalties	3,686	3,372	8,725
Tax effect on non tax deductible expenses			
Tax on revaluation of fixed assets	0	0	2,573
Non income tax assessments and penalties	0	0	5,030
Car expenses	872	757	892
Depreciation of mines revaluation	449	270	417
Other	2,327	2,066	1,203
Tax effect on non taxable profits			
Interest and other income from bank deposits and marketable securities	(10,304)	(12,951)	(7,651)
Other	899	884	(534)
Effect of adjustments processed in accordance with law 2941/01 (note 3(b))	14,676	475	7,161
Provision for income taxes	17,814	26,515	40,795

	31st December,	30th June,	
	2001	2001	2002
Profit before tax	398,503	144,501	263,608
Income tax calculated at nominal applicable tax rate of 35%	139,476	50,575	92,263
Provision for additional income taxes and penalties	8,804	2,935	6,600
Tax effect on non tax deductible expenses			
Non income tax assessments and penalties	46	41	41
Car expenses	760	373	431
Depreciation of mines revaluation	208	226	1,199
Other	407	1,173	286
Tax effect on non taxable profits			
Interest and other income from bank deposits and marketable securities	(3,033)	(8,605)	(730)
Other	0	(2,718)	0
Effect of adjustments processed in accordance with law 2941/01 (note 3(b))	0	(3,774)	0
Provision for income taxes	146,668	40,226	100,090

Deferred Income Taxes

Deferred income taxes are calculated on all temporary differences using the Company's statutory income tax rate of 35%. Deferred income tax assets are recognised for tax loss carry forwards only to the extent that realisation of the related tax benefit is probable.

(amounts in all tables and notes are presented in thousands of Euro, unless otherwise stated)

18. INCOME TAXES (CURRENT AND DEFERRED)—(continued)

The movement of the deferred income tax account is as follows:

	31st December,		
	1998	1999	2000
Beginning balance	6,028	854	(883)
Profit and loss account charge	(5,174)	(1,737)	(5,679)
Ending balance	854	(883)	(6,562)

	31st December, 2001	30th June, 2001	30th June, 2002
Beginning balance	(6,562)	(6,562)	(8,894)
Profit and loss account charge	(2,332)	15,334	8,714
Directly charged against equity (note 21)	0	0	74,479
Ending balance	(8,894)	8,772	74,299

Deferred income tax assets and liabilities are disclosed in the accompanying balance sheets as follows:

	31st December,		
	1998	1999	2000
Deferred income tax asset	81,467	89,667	94,958
Deferred income tax liability	(80,613)	(90,550)	(101,520)
	854	(883)	(6,562)

	31st December, 2001	30th June, 2001	30th June, 2002
Deferred income tax asset	96,283	115,328	184,588
Deferred income tax liability	(105,177)	(106,556)	(110,289)
	(8,894)	8,772	74,299

(amounts in all tables and notes are presented in thousands of Euro, unless otherwise stated)

18. INCOME TAXES (CURRENT AND DEFERRED)—(continued)

The deferred tax charge (liability) in the accompanying consolidated statements of income comprises the temporary differences resulting mainly from the accounting for fixed assets depreciation at useful life rates rather than statutory rates. The deferred tax credit (asset) is mainly due to temporary differences resulting from certain provisions that become tax deductible upon realisation. Deferred income tax assets and liabilities are attributable to the following items:

	31st December,		
	1998	1999	2000
Deferred tax assets			
Provisions for:			
— Materials, spare parts	33,799	35,049	37,511
— Accounts receivable	7,953	10,251	10,292
— Risks and accruals	39,715	44,367	47,155
Gross deferred tax asset	81,467	89,667	94,958
Deferred tax liabilities			
— VAT assessments	(10,532)	(10,606)	(10,606)
— Long-term debt fees and expenses	(1,893)	(5,186)	(6,662)
— Mining acquisition and development costs	(1,905)	(2,503)	(3,111)
— Foreign exchange gains	(3,480)	(2,256)	(2,568)
— Depreciation	(62,750)	(69,946)	(77,485)
— Other	(53)	(53)	(1,088)
Gross deferred tax liability	(80,613)	(90,550)	(101,520)
Deferred tax liability, net	854	(883)	(6,562)

	31st December,	30th June,	
	2001	2001	2002
Deferred tax assets			
Provisions for:			
— Materials, spare parts	37,086	39,026	38,938
— Accounts receivable	7,956	14,280	12,450
— Risks and accruals	47,704	58,483	55,229
— Post retirement benefits (note 21)	0	0	74,479
— Other	3,537	3,539	3,492
Gross deferred tax asset	96,283	115,328	184,588
Deferred tax liabilities			
— VAT assessments	0	(8,484)	0
— Long-term debt fees and expenses	(5,687)	(6,175)	(5,197)
— Mining acquisition and development costs	(3,959)	(3,187)	(3,050)
— Foreign exchange gains	(7,660)	(2,286)	(10,031)
— Depreciation	(84,643)	(81,174)	(88,785)
— Other	(3,228)	(5,250)	(3,226)
Gross deferred tax liability	(105,177)	(106,556)	(110,289)
Deferred tax liability, net	(8,894)	8,772	74,299

No deferred tax asset has been accounted for in relation to the fixed assets statutory revaluation, which has been reversed for the purposes of preparing financial statements under IFRS as such an asset does not meet the recognition criteria of IAS 12.

(amounts in all tables and notes are presented in thousands of Euro, unless otherwise stated)

19. ACCRUED AND OTHER CURRENT LIABILITIES

	31st December,		
	1998	1999	2000
Interest on long-term debt	63,348	79,964	66,905
Natural gas and liquid fuel	8,810	13,365	28,866
Other	555	599	6,664
	72,713	93,928	102,435

	31st December, 2001	30th June,	
		2001	2002
Interest on long-term debt	53,558	63,290	56,220
Natural gas and liquid fuel	40,337	22,225	26,167
Accrued payroll expenses	0	22,010	31,012
Energy	9,075	0	14,146
Other	4,475	10,160	7,222
	107,445	117,685	134,767

20. PROVISIONS

	31st December,		
	1998	1999	2000
Litigation with employees and third parties (note 31(e))	96,825	109,655	117,045
Disputes with tax authorities (note 9)	37,564	37,564	37,564
Mines' restoration (note 4(g))	16,654	17,110	17,684
PIO fixed assets (note 21)	0	0	5,870
	151,043	164,329	178,163

	31st December, 2001	30th June,	
		2001	2002
Litigation with employees and third parties (note 31(e))	122,180	119,718	140,219
Post retirement benefits (note 21)	0	0	212,798
Disputes with tax authorities (note 9)	37,564	37,564	37,564
Mines' restoration (note 4(g))	19,258	18,034	21,033
PIO fixed assets (note 21)	5,870	5,870	5,870
Provision for fair value gain of energy contracts (note 24)	0	0	3,800
Provision for fair value gain of swaps (note 24)	0	0	17,963
Provisions for unrealised foreign exchange gains (note 23)	0	0	6,600
	184,872	181,186	445,847

At 30th June, 2002 the Company accounted for provisions against the gains resulting from accounting of energy contracts and swap agreements at fair value (note 24) of Euro 3,800, and Euro 17,963, respectively. Additionally, at 30th June, 2002, the Company accounted for a provision of Euro 6,600 against foreign exchange gains resulting from the period-end translation of long-term debt denominated in US Dollars and Japanese Yen (note 23). The above provisions are included in foreign currency gains / (losses), net (Euro 9,900), in financial income (Euro 7,864) and in financial expenses (Euro 10,099) in the accompanying 30th June, 2002 statement of income. These provisions were accounted for in order to cope with possible adverse changes in interest and foreign exchange rates subsequent to 30th June, 2002. These events do not qualify as adjusting events in accordance with IAS 10 "Events After the Balance Sheet Date" and do not meet the conditions prescribed in IAS 37 "Provisions, Contingent Liabilities and Contingent Assets"

(amounts in all tables and notes are presented in thousands of Euro, unless otherwise stated)

20. PROVISIONS—(continued)

recognising a provision. Management concluded that such departure from the requirements of IAS 10 and IAS 37 is necessary to achieve a fair presentation of its financial position, financial performance and cash flows.

21. EMPLOYEE BENEFITS OBLIGATIONS

Until 31st December, 1999, the basic law defining the Company's pension, medical and other benefit plans was Law 4491/66 as amended and supplemented by laws 1902/90 and 2084/92. Under these laws there was no requirement for PPC to establish a separate pension fund and, accordingly, all employee and employer's contributions were vested in PPC. Such contributions, after deducting the pension and healthcare payments, generated a "property" which was quantified by a study conducted in 1995 by WYATT-PRUDENTIAL, to approximate, at 31st December, 1992, GDR 1,300 billion (Euro 3,815 million). Schemes operated by PPC on behalf of its employees included a main pension plan, an auxiliary pension plan, medical benefits and lump sum payments. According to an actuarial study, the liability as of 31st December, 1999 arising from the above insurance schemes amounted to approximately GDR 3,550 billion (Euro 10,418 million). Up to 31st December, 1999, because of uncertainties regarding the level of the Company's legal obligations arising from the pension, medical and other benefit plans of its employees and pensioners, the Company was accounting for such costs on a cash basis. As further discussed in the following paragraphs, effective 1st January, 2000, under Law 2773/99 (Article 34), the Greek State substitutes for PPC in all insurance obligations towards its employees and pensioners.

Establishment of the PPC Personnel Insurance Organisation ("PIO")

According to Law 2773/1999, a public entity was established under the name "Public Power Corporation Personnel Insurance Organisation" ("PIO"), for the purpose of undertaking the social security schemes of the personnel and the pensioners of PPC, as they were at the date the Law was effected. Accordingly, effective 1st January, 2000, PIO is responsible for the main and auxiliary pension insurance and the health and welfare insurance of its insured persons, as provided by Law 4491/1966. Law 2773/1999 and P.D.51/27.2.2001 among others, specify the following:

1. The study conducted by WYATT-PRUDENTIAL in 1995 (see above) for quantifying the "property" incorporated in the assets of PPC has to, effective 31st December, 1998, be updated periodically under the same methodology and assumptions used by WYATT-PRUDENTIAL. The State fully acknowledges that the above "property" is incorporated in PPC accounts and substitutes PPC in all insurance liabilities towards its employees and pensioners. Payments made by the State to PIO will be considered as a reduction of the above "property", as updated at any time.
2. The State shall transfer to PIO a percentage of the proceeds from any sale of the State's PPC shares to third parties, equal to 20% for the first 25% of the shares sold and to 15% for any subsequent sale of shares.
3. Until the State establishes specific funds in its budget, PPC shall continue to cover all insurance costs of its personnel and pensioners. Effective 1st January, 2000, PPC will be reimbursed by the State, within the framework described in item (1) above, for any difference between revenues and expenses of PIO, as well as for all expenses incurred by the Personnel Insurance Department of PPC and any other obligations that it may have.
4. During the second quarter of 2002 the Ministry of Finance activated the funds budgeted for the PIO in the State Budget for 2002 (Euro 275.9 million). Effective 1st May, 2002 PPC has ceased to cover all PIO shortfalls referred to above.
5. PPC, by decision of its Board of Directors, shall concede to PIO, without any consideration, the ownership of buildings, vehicles, furniture and equipment of the kinder-gardens, medical

(amounts in all tables and notes are presented in thousands of Euro, unless otherwise stated)

21. EMPLOYEE BENEFITS OBLIGATIONS—(continued)

centres, holiday camps and other facilities used by the Personnel Insurance Department of PPC at the time the Law enters into force. Any maintenance expenses shall be undertaken by PIO. By its decision No. 137/4-6-02 PPC's Board of Directors, approved, within the context prescribed by Law 2773/99, the transfer of ownership of two buildings and of a number of supporting assets (vehicles, furniture, equipment). Definite transfer shall take place after a number of legal and procedural documents have been finalised.

6. PPC shall continue, at least up to 31st December, 2002, to render to PIO any support services necessary for the PIO operation (data processing, legal and technical services etc.) at an annual fee that will be agreed by both parties.

7. Any unexpected events that would create extraordinary insurance obligations (e.g. voluntary personnel retirement) are to be incurred by PPC.

8. Additional earnings of PIO will constitute a fee from the transmission system usage and a fee from the recovery of stranded costs.

In connection with the above:

- According to the pension studies discussed above, it is likely that PIO's liabilities exceed its assets. Although PPC has no legal obligation to cover PIO's deficits, there is no guarantee that PPC will not be required to contribute in meeting future shortfalls.
- Fixed assets that will be transferred to PIO at no consideration (see (5) above), have been estimated to amount to approximately Euro 5,870 (net book value). A provision of an equal amount has been established in the accompanying financial statements in the year ended 31st December, 2000(note 20). The clearance and reconciliation of the amounts and balances with PIO has not yet been finalised.
- Personnel insurance schemes transactions for the years 1998, 1999, 2000, and 2001 and for the six months ended 30th June, 2001 and 2002, are as follows:

	31st December,		
	1998	1999	2000
Payments made by PPC for personnel insurance schemes	463,968	490,507	546,222
Less: Employees' and employer's contributions	337,611	356,241	366,871
Shortfall	126,357	134,266	179,351

	31st December,	30th June,	
	2001	2001	2002
Payments made by PPC for personnel insurance schemes	602,530	291,531	234,059
Less: Employees' and employer's contributions	382,574	182,835	193,274
Shortfall	219,956	108,696	40,785

The shortfall for the year 1998 and 1999 was charged to operations and is separately reflected in the accompanying statements of income.

(amounts in all tables and notes are presented in thousands of Euro, unless otherwise stated)

21. EMPLOYEE BENEFITS OBLIGATIONS—(continued)

The movement of balances receivable from the Greek State and PIO is as follows

	Greek State	PIO	Total
Balance 1st January, 2000	0	0	0
Shortfall for 2000	179,351	0	179,351
Advances to pensioners	50,847	0	50,847
Costs reimbursable to PPC (see (3) above)	42,371	0	42,371
Balance 31st December, 2000	272,569	0	272,569
Shortfall for 2001	219,956	0	219,956
Advances to pensioners, net movement	1,678	0	1,678
Costs reimbursable to PPC (see (3) above)	38,339	0	38,339
Collections	(364,783)	0	(364,783)
Balance 31st December, 2001	167,759	0	167,759
Shortfall for the six months ended 30th June, 2002	0	40,785	40,785
Advances to pensioners transferred to PIO	(52,525)	52,525	0
Advances to pensioners, net movement	0	(31,247)	(31,247)
Costs reimbursable to PPC (see (3) above)		20,042	20,042
Adjustments of reimbursable costs charged to the State until 31st December, 2001	(4,797)	0	(4,797)
Collections	0	(24,945)	(24,945)
Allowance for doubtful balance	0	0	(16,000)
Balance 30th June, 2002	110,437	57,160	151,597

	Greek State	PIO	Total
Balance 31st December, 2000	272,569	0	272,569
Shortfall for the six months ended 30th June, 2001	108,696	0	108,696
Advances to pensioners, net movement	5,728	0	5,728
Costs reimbursable to PPC (see (3) above)	28,793	0	28,793
Collections	(310,492)	0	(310,492)
Balance 30th June, 2001	105,294	0	105,294

Costs reimbursable to PPC consist of: (a) the PPC Personnel Division expenses, (b) accrued pensioners' Christmas bonus and (c) subsidisation of energy supplied to pensioners.

PPC continued to pay pensions and other benefits to pensioners until 30th April, 2002 when the State established specific funds in its budget to cover all insurance costs. All reimbursable costs and shortfall as of 31st December, 2001 are due from the Greek State, while reimbursable costs and shortfall incurred subsequent to 31st December, 2001 are due from PIO. On 27th August, 2002, the Company collected from the Greek State the amount of Euro 84,089 against the amount outstanding at 30th June, 2002 (Euro 110,437).

Currently, the Company is in dispute with PIO as to the undertaking of the obligation for the subsidisation of the energy being supplied to PIO beneficiaries. Based on opinions obtained from independent legal Advisors, this subsidy represents an insurance benefit and accordingly the related obligation lies with PIO. The Company, for prudence purposes and without waiving its claim or its intention to proceed with all necessary actions for the collection of the above amount, or the determination that the subsidy is the responsibility of PIO, has determined and accounted for the present value of the liability that it would assume in case of an unfavourable outcome of the dispute. Such liability, on an actuarially determined basis, at 30th June, 2002, amounted to Euro 212,798. An equal provision (note 20), net of the related deferred tax asset, was directly recorded as a charge against equity. Although events giving rise to the liability discussed above occurred and were known

(amounts in all tables and notes are presented in thousands of Euro, unless otherwise stated)

21. EMPLOYEE BENEFITS OBLIGATIONS—(continued)

to management subsequent to 31st December, 2001, the provision was recorded directly to equity rather than the statement of income for the six months ended 30th June, 2002, as for statutory reporting purposes the Company will record the provision directly to equity making use of the provisions of law 2941/12.9.2001 (note 3(b)).

As of 30th June, 2002, the Company had a receivable from PIO of Euro 31,789, reflecting the subsidisation of energy supplied to PIO beneficiaries for the period 1st January, 2000 to 30th June, 2002. The Company has recorded a provision of Euro 16,000 against this amount, which has been recognised in the statement of income for the six months ended 30 June 2002.

22. SHORT-TERM BORROWINGS

Until 30th June, 2001, the Company had outstanding repurchase agreements with two banks, under which the OAE bonds (note 7) were used as collateral in obtaining short-term financing. At 30th June, 2002 there were no outstanding repurchase agreements.

	31st December,		
	1998	1999	2000
Bonds			
Face value of bonds given as collateral	98,386	62,398	28,848
Repurchase amount	108,863	67,906	30,298
Amount outstanding at period/year end	103,756	64,554	29,770
Total	103,756	64,554	29,770

	31st December,	30th June,	
	2001	2001	2002
Bonds			
Face value of bonds given as collateral	2,060	21,805	0
Repurchase amount	2,145	22,168	0
Amount outstanding at period/year end	2,104	21,805	0
Overdrafts	0	0	55,302
Total	2,104	21,805	55,302

In November 2001, the Company concluded a bank overdraft facility for an amount of up to Euro 120 million bearing interest at EURIBOR plus a margin. At 31st December, 2001 the facility was unused, while at 30th June, 2002 the facility was partially used (Euro 55.3 million). In May and June 2002, the Company concluded two additional bank overdraft facilities for an amount of Euro 23.5 million and Euro 30 million respectively, bearing interest at EURIBOR plus a margin, which at 30th June, 2002 were unused.

(amounts in all tables and notes are presented in thousands of Euro, unless otherwise stated)

23. LONG-TERM DEBT

	31st December, 1998	31st December, 1999	31st December, 2000
Bank loans	3,407,046	3,324,423	3,435,824
Bonds payable	854,427	1,276,346	1,656,179
Bills payable	3,924	3,644	3,443
	4,265,397	4,604,413	5,095,446
Less current portion:			
• Bank loans	423,161	394,110	583,252
• Bonds payable	364,833	334,706	0
• Bills payable	487	61	226
	788,481	728,877	583,478
Long-term portion	3,476,916	3,875,536	4,511,968

	31st December, 2001	30th June, 2001	30th June, 2002
Bank loans	3,199,478	3,614,702	2,935,364
Bonds payable	1,635,718	1,660,305	1,629,402
Bills payable	2,987	3,367	2,429
	4,838,183	5,278,374	4,567,195
Less current portion:			
• Bank loans	426,051	560,008	862,316
• Bonds payable	0	0	0
• Bills payable	355	212	117
	426,406	560,220	862,433
Long-term portion	4,411,777	4,718,154	3,704,762

Long-term debt represents unsecured obligations of the Company. Certain loans and bonds include certain non-financial covenants, the most important of which are:

- The Company should not cease to be a corporation controlled as to at least 51% by the Greek State.
- The Company must not sell and distribute to end users less than 90% of all low and medium voltage electricity (not in excess of 22 kilovolts) consumed in the Republic of Greece during any period of 90 days (any reduction in such sales and distribution by the Company occurring only as a direct result of the implementation of the Electricity Directive as amended and/or supplemented will be disregarded for these purposes).
- The Company must inform the banks of any event which might have a material adverse effect on the financial conditions or operations of the Company or on its ability to comply with its obligations (unless any such changes occur only as a direct result of the implementation of the Electricity Directive or any of its future amendments thereto or other EU Directives relating to energy policy).
- The Company is not in default in any, one or more, of its other debt obligations.
- The Company must inform the banks upon becoming aware of any litigation, arbitration or proceedings, which, if continued, could have a material adverse effect on the Company's business, assets or financial condition.
- The Company should not assign or transfer any of its rights, benefits and obligations under the loan agreements.

(amounts in all tables and notes are presented in thousands of Euro, unless otherwise stated)

23. LONG-TERM DEBT—(continued)

The total interest expense (including amortisation of loan fees and expenses) on long-term debt for the years 1998, 1999, 2000, and 2001 and for the six months ended 30th June, 2001 and 2002 amounted to Euro 463,067, Euro 359,046, Euro 315,286, Euro 252,710, Euro 129,553, and Euro 105,861, respectively and is included in financial expenses in the accompanying statements of income (note 36).

A further analysis of the Company's long-term debt based on interest rates composition (fixed or floating) and currency denominations is given below:

	31st December,		
	1998	1999	2000
Bank loans and bonds bearing interest at fixed rates ..	871,525	1,120,417	1,187,888
Bank loans and bonds bearing interest at floating rates ..	2,533,165	2,592,176	2,997,494
European Investment Bank	655,257	702,462	703,084
Projects financing	205,450	189,358	206,980
	4,265,397	4,604,413	5,095,446

	31st December,	30th June,	
	2001	2001	2002
Bank loans and bonds bearing interest at fixed rates ..	1,160,123	1,188,416	1,153,807
Bank loans and bonds bearing interest at floating rates ..	2,594,362	3,087,052	2,368,652
European Investment Bank	849,065	763,076	823,848
Projects financing	234,633	239,830	220,888
	4,838,183	5,278,374	4,567,195

a) Bank loans and bonds bearing interest at fixed rates:

	31st December,				30th June,	
	1998	1999	2000	2001	2001	2002
Japanese Yen	746,762	489,209	287,888	260,123	288,416	253,807
US Dollar bonds	124,763	145,015	0	0	0	0
Euro bonds	0	486,193	900,000	900,000	900,000	900,000
	871,525	1,120,417	1,187,888	1,160,123	1,188,416	1,153,807

Bonds denominated in Japanese Yen, that were outstanding at 30th June, 2002 were issued in 1998. The interest rate on these bonds is fixed at 1.94%, and they are repayable in one balloon instalment due in July 2003.

Bonds denominated in US dollars were issued in November 1995 and repaid in November 2000. Interest rate was fixed at 7.25% throughout the term of the bond.

Bonds denominated in Euro were issued in 1999 (repayable in one balloon instalment due in March 2009) and 2000 (repayable in one balloon instalment due in November 2010) bearing interest at fixed rates of 4.50% and 6.25%, respectively, through their term.

b) Bank loans and bonds bearing interest at floating rates:

	31st December,				30th June,	
	1998	1999	2000	2001	2001	2002
US Dollar	190,315	2,417	0	0	0	0
Euro	2,342,850	2,589,759	2,997,494	2,594,362	3,087,052	2,368,652
	2,533,165	2,592,176	2,997,494	2,594,362	3,087,052	2,368,652

(amounts in all tables and notes are presented in thousands of Euro, unless otherwise stated)

23. LONG-TERM DEBT—(continued)

Bank loans and bonds outstanding at 30th June, 2002 were obtained at various dates from 1991 through 2001. Interest rates (including former Greek Drachma denominated loans—now Euro) at 31st December, 1998, 1999, 2000, and 2001 and at 30th June, 2001 and 30th June, 2002 ranged from 3.87%–15.86%, 3.50%–11.18%, 5.26%–8.62%, 3.52%–4.76%, 4.66%–5.61% and 3.54%–4.32%, respectively. Weighted average interest rates for the years 1998, 1999, 2000 and 2001 and for the six months ended 30th June, 2001 and 30th June, 2002 were 12.61%, 8.38%, 6.82%, 5.20%, 5.29% and 3.97%, respectively. The loans outstanding at 30th June, 2002 are repayable in semi-annual and/or balloon instalments from 2002 through to 2008.

Major syndicated loans denominated in Euro, which are outstanding at, 30th June, 2002, represent two loans obtained in May 1998 (initially denominated in Deutsche Marks—now Euro—repayable in one balloon instalment in May 2003) and December 1999 (repayable in one balloon instalment in December 2004).

For the loan obtained in December 1999, the Company in May 2000 entered into an interest rate swap agreement and effectively changed the floating interest rate (six month EURIBOR) to a fixed rate of 5.52% (note 24).

For a loan initially denominated in Deutsche Marks (now Euro) and obtained in 1996, the Company in April 1997 entered into two, currency Swap agreements for a part of the loan (Euro 205.7 million out of Euro 232.0 million—note 24). This loan was fully paid in November 2001.

Bonds initially denominated in Italian Lire (now Euro) were drawn in January 1999 and bear interest at ITL LIBOR (now EURIBOR) plus a spread of 0.65% and are payable in one balloon instalment in January 2004. In January 1999, the Company entered into a cross-currency and interest rate swap agreement in relation to these bonds (note 24).

The Company issued in March 2000 floating rate bonds denominated in Euro, repayable in one balloon instalment in March 2007. In April 2001, the Company entered into an interest rate swap agreement and effectively changed the floating interest rate (6 month EURIBOR plus a spread of 0.4%) to a fixed rate of 5.425%, respectively (note 24).

c) European Investment Bank ("EIB"):

	31st December,				30th June,	
	1998	1999	2000	2001	2001	2002
Fixed rate:						
— Swiss Franc	117,303	108,132	106,204	97,236	106,233	97,950
— Euro	175,905	192,869	200,175	323,125	237,943	317,334
— US dollar	39,525	42,107	42,251	39,463	46,363	34,865
— Yen	0	0	9,503	35,706	39,081	34,839
	332,733	343,108	358,133	495,530	429,620	484,988
Floating rate: Euro	322,524	359,354	344,951	353,535	333,456	338,860
	655,257	702,462	703,084	849,065	763,076	823,848

The long-term loans outstanding as at 30th June, 2002 with the EIB have been concluded at various dates from 1986 through 2001 and in various currencies and are guaranteed by the Greek State (in exchange, PPC pays to the Greek State a commission in the range of 0.50% to 1.00% on the outstanding balance of the loans guaranteed). As at 30th June, 2002 interest rates for the loans denominated in foreign currencies are fixed in the range of 1.82%–7.6%. Interest rates for the floating Euro denominated loans as at 31st December, 1998, 1999, 2000 and 2001 and at 30th June, 2001 and 2002 ranged from 11.17%–11.42%, 9.11%–9.40%, 4.72%–4.90%, 3.13%–3.25%, 4.28%–4.36% and 3.27%–3.4%, respectively.

(amounts in all tables and notes are presented in thousands of Euro, unless otherwise stated)

23. LONG-TERM DEBT—(continued)

With respect to the loans obtained prior to 1992, which at 31st December, 1998, 1999, 2000 and 2001 and at 30th June, 2001 and 2002 amounted to Euro 117,130, Euro 97,467, Euro 80,945, Euro 64,938, Euro 79,173 and Euro 63,022, respectively, the Bank of Greece covers the exchange risk in accordance with Ministerial and the Greek Monetary Committee decisions (in exchange, PPC pays a premium calculated on the difference between the interest rate of each currency of the loan and the average rate of the quotations of four major banks minus 1.5%). Interest rates for these loans at 31st December, 1998, 1999, 2000 and 2001 and at 30th June, 2001 and 2002 ranged from 13.38%–17.00%, 11.65%–17%, 7.06%–13.50%, 5.15%–8.5%, 6.4%–8.5% and 5.15%–8.5%, respectively.

Weighted average interest rates for Euro denominated floating rate loans for the years 1998, 1999, 2000 and 2001 and for the six months ended 30th June, 2001 and 2002 were 14.57%, 9.74%, 8.21%, 4.07%, 4.27 % and 3.27%, respectively.

PPC is obliged to comply with certain non-financial covenants the most important of which are:

- The Company must inform the EIB of any material change to any of the Acts relating to its constitution and functions and of any change in controlling ownership.
- To furnish the EIB with progress information for the projects financed by the respective loans.
- To submit for approval any significant change in project plan or expenditure.
- The Company must inform the EIB in the event of a significant reduction in the value of the Company's assets (other than any reduction caused by the implementation of the Electricity Directive).
- Should the total cost of the respective projects fall significantly below those stipulated in the loan agreement the EIB may demand proportional prepayment of the related loan.
- To maintain, repair and overhaul all property forming part of the related projects.
- The Company shall (unless the EIB has consented otherwise) retain title to all assets comprising the project.
- The Company is not in default in any of its other debt obligations.

(d) Project financing:

	31st December,				30th June,	
	1998	1999	2000	2001	2001	2002
Floating rate:						
—US dollar	3,120	0	0	0	0	0
—Euro	155,865	151,923	141,761	132,006	139,953	118,076
—Swiss Franc	1,913	0	36,041	84,481	75,366	92,285
	160,898	151,923	177,802	216,487	215,319	210,361
Fixed rate:						
—US dollar	17,705	16,640	15,408	13,004	15,120	9,881
—Swiss Franc	26,847	20,795	13,770	5,142	9,391	646
	44,552	37,435	29,178	18,146	24,511	10,527
	205,450	189,358	206,980	234,633	239,830	220,888

The above amounts represent promissory notes or long-term credits obtained to finance specific supply contracts and are repayable in semi-annual instalments from 2002 to 2013. As at 30th June, 2002 interest rates on fixed rate credits were in the range 5%-7.4%. Interest rates on floating rate credits at 31st December, 1998, 1999, 2000 and 2001 and at 30th June, 2001 and 2002 ranged from

(amounts in all tables and notes are presented in thousands of Euro, unless otherwise stated)

23. LONG-TERM DEBT—(continued)

4%-5.5%, 3.6%-4.51%, 5.57%-6.01%, 3.74%-4.2%, 4.92%-5.82% and 1.63%-4.32%, respectively. Weighted average interest rates for the years 1998, 1999, 2000 and 2001 and for the six months ended 30th June, 2001 and 2002 were 5.09%, 3.74%, 4.44%, 5.17%, 4.06%, and 3.45%, respectively.

The annual principal payments required to be made subsequent to 30th June, 2002 based on the exchange rates as at 30th June, 2002 are as follows:

Maturity	Amount
Within one year	862,433
1-5 years	2,413,797
Over 5 years	1,290,965
	4,567,195

The fair value of bonds that are publicly traded at 31st December, 1998, 1999, 2000 and 2001 and at 30th June, 2001 and 2002 totaled Euro 126 million, Euro 742 million, Euro 1,323 million, Euro 1,346 million, Euro 1,328 million and Euro 1,360 million, respectively, while their respective carrying amount as at 31st December, 1998, 1999, 2000 and 2001 and at 30th June, 2001 and 2002 totaled Euro 125 million, Euro 802 million, Euro 1,376 million, Euro 1,376 million, Euro 1,376 million and Euro 1,376 million, respectively.

The fair value of fixed rate long-term bonds which are not listed (based on discounted cash flow analysis and market quotations) at 31st December, 1998, 1999, 2000 and 2001 and at 30th June, 2001 and 2002 amounted to Euro 680 million, Euro 488 million, Euro 288 million, Euro 270 million, Euro 297 million and Euro 251 million, respectively, while their respective carrying amount at 31st December, 1998, 1999, 2000 and 2001 and at 30th June, 2001 and 2002 amounted to and Euro 657 million, Euro 474 million, Euro 280 million, Euro 260 million, Euro 284 million and Euro 253 million, respectively. The fair values of long-term loans with floating interest rates approximate their carrying amounts.

The 30th June, 2002 translation of the long-term debt denominated in foreign currencies resulted in an unrealised gain of Euro 11,724 (gain of Euro 13,104 from debt denominated in US Dollars and Japanese Yen and loss of Euro 1,380 from debt denominated in other foreign currencies), which is included in foreign currency gains (losses), net in the accompanying income statement for the six months ended 30th June, 2002.

24. FINANCIAL INSTRUMENTS

	31st December, 2001	30th June, 2001	30th June, 2002
Derivative assets	0	19,842	9,182
Derivative liabilities	(69,382)	(70,456)	(56,673)

Derivative financial instruments represent contracts to purchase electricity denominated in U.S. dollars, cross currency and interest rate swaps.

Electricity contracts: During the last quarter of 2001 the Company entered into two contracts (maturing in December 2002 and September 2004) to purchase energy. As at 30th June, 2002 the Company had two additional outstanding contracts to purchase energy maturing in August 2002 and September 2002 respectively. These purchases are denominated in U.S. dollars and are accounted for as derivative financial instruments. The change in the fair value of these contracts at 31st December, 2001 and 30th June, 2002, estimated using discounted cash flow analysis, totaled Euro 4,845 (loss) and Euro 14,027 gain, respectively, and are included in foreign currency gains/(losses), net in the accompanying statements of income.

(amounts in all tables and notes are presented in thousands of Euro, unless otherwise stated)

24. FINANCIAL INSTRUMENTS—(continued)

Swap Agreements: At 30th June, 2002, the Company had one interest rate and cross currency swap agreement and six interest rate swap agreements outstanding:

Cross Currency and interest rate Swap Agreements: One agreement was concluded in January 1999 for a period of five years through 8th January, 2004 under which the Company receives interest at a rate equal to six month ITL LIBOR (now EURIBOR) plus 0.65% on a nominal amount of Italian Lira 340 billion (Euro 175.6 million) and pays interest at a fixed rate of 1.175% on a nominal of Yen 25 billion.

Interest Rate Swap Agreements:

- An agreement was concluded in May 2000 for a period of four years through 3rd December, 2004 for an amount of Euro 250 million. Under this agreement, the Company receives interest at a rate equal to six month EURIBOR and pays interest at a fixed rate of 5.52%.
- An agreement was concluded in April 2001 for a period of six years through 2nd March, 2007 for an amount of Euro 300 million. Under this agreement, the Company receives interest at a rate equal to six month EURIBOR plus a spread of 0.4% and pays interest at a fixed rate of 5.425%.
- An agreement was concluded in April 2001 for a period of four years through 30th May, 2005 for an amount of Euro 73 million. Under this agreement, the Company receives interest at a rate equal to six month EURIBOR plus a spread of 0.6% and pays interest at a fixed rate of 5.3475%.
- An agreement was concluded in April 2001 for a period of five years through 23rd May, 2006 for an amount of Euro 147 million. Under this agreement, the Company receives interest at a rate equal to six month EURIBOR plus a spread of 0.3% and pays interest at a fixed rate of 5.03%.
- An agreement was concluded in June 2001 for a period of six years through 23rd August, 2007 for an amount of Euro 73 million. Under this agreement, the Company receives interest at a rate equal to six month EURIBOR plus a spread of 0.3% and pays interest at a fixed rate of 5.275%.
- An agreement was concluded in June 2001 for a period of six years through 3rd September, 2007 for an amount of Euro 117 million. Under this agreement, the Company receives interest at a rate equal to six month EURIBOR plus a spread of 0.3%–0.325% and pays interest at a fixed rate of 5.347%.

In addition, two Currency Swap Agreements were concluded in April 1997 for a period of four years through 22nd November, 2001 under which the Company was receiving interest at a rate equal to three month DEM LIBOR (now EURIBOR) plus 0.375%–0.40% on a total capital of Euro 205.7 million and was paying interest at rates equal to three month ATHIBOR (now EURIBOR) plus 0.10% and 0.19% on a total capital of Euro 186.7 million. Upon maturity of these swap agreements their fair value of Euro 19,060 gain has been included in the accompanying 2001 statement of income.

As at 1st January, 2001, the swap agreements were measured at their fair values in accordance with IAS 39 and the resulting transitional adjustment (net loss) of Euro 43,545 has been included in equity as an adjustment to the opening balance of 2001 accumulated deficit. None of the above instruments meet the criteria for hedge accounting and accordingly the change in their fair values is included in financial income or expense, in the accompanying statements of income. The net change in fair values for the year 2001 and for the six months ended 30th June, 2001 and 2002 amounted to Euro 1,931 (loss), Euro 7,067 (loss) and Euro 7,864 gain, respectively.

25. DEFERRED SUBSIDIES AND CUSTOMERS' CONTRIBUTIONS

PPC obtains subsidies from the European Union through the Greek State in order to fund specific projects. In addition PPC customers (including State and Municipalities) are required to participate in the funding of the initial network connection cost (meters, substations, network connections etc.) or other infrastructure.

(amounts in all tables and notes are presented in thousands of Euro, unless otherwise stated)

25. DEFERRED SUBSIDIES AND CUSTOMERS' CONTRIBUTIONS—(continued)

The above subsidies are recorded upon collection and are reflected in the balance sheet as deferred income. Such amounts are amortised over the useful life of the related assets when these are put in operation. Subsidies' amortisation is recorded against depreciation charge (note 34).

	31st December,		
	1998	1999	2000
Cost:			
— Subsidies	572,305	600,352	600,857
— Customers' contributions	694,227	796,302	910,676
— Other	0	0	(563)
	1,266,532	1,396,654	1,510,970
Accumulated Amortisation:			
Subsidies	194,553	222,943	249,535
— Customers' contributions	188,804	236,267	290,726
— Other	0	0	(563)
	383,357	459,210	539,698
Net Book Value:			
Subsidies	377,752	377,409	351,322
Customers	505,423	560,035	619,950
	883,175	937,444	971,272

	31st December,	30th June,	
	2001	2001	2002
Cost:			
— Subsidies	656,728	621,356	659,378
— Customers' contributions	1,071,656	982,993	1,154,276
— Other	80	(561)	0
	1,728,464	1,603,788	1,813,654
Accumulated Amortisation:			
— Subsidies	271,422	261,799	281,125
— Customers' contributions	355,011	319,815	388,236
— Other	(566)	(561)	0
	625,867	581,053	669,361
Net Book Value:			
Subsidies	385,952	359,557	378,253
Customers	716,645	663,178	766,040
	1,102,597	1,022,735	1,144,293

The amount of subsidies and customers' contributions collected for the years 1998, 1999, 2000 and 2001 and for the six months ended 30th June, 2001 and 2002 totalled Euro 128,795, Euro 130,131, Euro 114,315, Euro 217,494, Euro 92,816 and Euro 85,295, respectively.

The amortisation of subsidies and customers' contributions for the years 1998, 1999, 2000 and 2001 and for the six months ended 30th June, 2001 and 2002 totalled Euro 70,348, Euro 75,871, Euro 80,475, Euro 86,169, Euro 41,353 and Euro 43,600, respectively (note 34).

(amounts in all tables and notes are presented in thousands of Euro, unless otherwise stated)

26. OTHER NON-CURRENT LIABILITIES

	31st December,		
	1998	1999	2000
Tax assessments 1989-1999 (note 18)	73,215	76,417	41,508
TAP-HEAP reserve	24,393	24,393	24,393
Hellenic Petroleum (non-current portion)	11,472	0	0
Customers' deposits	213,802	236,704	262,292
Tax on fixed assets (note 14)	0	0	3,677
Other	3,464	1,321	849
	326,346	338,835	332,719

	31st December, 2001	30th June, 2001	30th June, 2002
Tax assessments 1989-1999 (note 18)	20,754	31,131	20,754
TAP-HEAP reserve	24,393	24,393	24,393
Customers' deposits	287,527	275,713	297,977
Other	16	793	16
	332,690	332,030	343,140

TAP-HEAP Reserve: The amount represents a reserve for personnel retirement indemnities established by TAP-HEAP the insurance fund of HEAP, an electric utility company, which was absorbed by PPC in 1985. The amount has been classified as a non-current liability to PIO, which was established in late 1999 (note 21).

Customers' deposits: The amount relates to deposits made from customers upon initial connection to the transmission and/or distribution networks and is considered as a coverage of unbilled consumption outstanding as of any time. Such deposits are refundable (non-interest bearing) upon termination of connection by the customer. As the refund of such amounts is not expected to be realised within a short period of time the amounts are classified as long-term liabilities.

27. SHARE CAPITAL

Under its enabling statute of 1950, PPC was established as a "Public Corporation belonging entirely to the Greek State, operating for the public interest under the supreme inspection and control of the State". A subsequent legislative Decree provided PPC with a special legal status among enterprises within the State sector, stipulating that PPC was not subject to legislative provisions regulating the State sector generally, but rather subject to such provisions only when specifically mentioned. A Presidential Decree in 1985 stipulated that PPC is a public sector corporation, belonging to the Greek State, operating with full administrative, legal and financial autonomy, under the supervision of the Greek State. Until 31st December, 2000, the State's special ownership of PPC was evidenced by statute and not by shares or stock in any form.

Under Law 2773 and pursuant to Presidential Decree 333/2000, PPC was transformed, effective 1st January, 2001 into a société anonyme wholly owned by the State for the purpose of carrying on the business of an electricity company. Law 2773 also ratified the Articles of Incorporation of PPC which specifies, among other things, the following:

- The Greek State is not permitted to hold less than 51% of the voting shares of PPC, after any increase in its share capital.
- In case the participation percentage of a shareholder or a shareholder's affiliated companies exceeds in total 5% of PPC's share capital, such shareholder will not have the right to vote at the general assembly for the percentage of his shareholding exceeding 5%.

27. SHARE CAPITAL—(continued)

- The Company's fiscal year ends at 31st December of each year. Exceptionally, the Company's first fiscal year will be concluded at the end of the year succeeding the year of PPC's transformation into a société anonyme.
- The life of the company was set for 100 years.

The share capital of PPC S.A. was set at GRD 220 billion consisting of 220 million common registered shares of Greek Drachmae one thousand, par value each. At 31st December, 2000, PPC made transfers from equity accounts to set up the share capital of GRD 220 billion, as analysed below (in millions of Greek Drachmae and thousands of Euro):

	GRD	EURO
Contributions by the Greek State	38,797	113,858
Revaluation surplus of machinery under law 1731/1987 (note 14)	164,321	482,233
Revaluation surplus of buildings under Ministerial Decision 2665/1988 (note 14)	7,649	22,448
Revaluation surplus (part of) of land under Ministerial Decision 2665/1988 (note 14)	9,233	27,096
	181,203	531,777
	220,000	645,635

The shareholders' General Assemblies held on 16th November and 22nd November, 2001 approved the increase of the share capital through the issuance of 12,000,000 new common registered shares of Greek Drachmae one thousand par value each and the listing of the Company's shares on the Athens Stock Exchange and their admission for trading, in the form of Global Depositary Receipts, to the London Stock Exchange. These new shares issued were offered to the public at an average price per share of Euro 12.58. The resulting share premium of Euro 115,754 net of the related issuance costs of Euro 9,075 is separately reflected in shareholders equity.

Following the decision of the Shareholders' Special General Assembly dated 6th June, 2002, the Company's share capital and the nominal value of the shares were converted from Greek Drachmae to Euro, in accordance to the provisions of Article 12 of Law 2842/2000. As a result, the Company's share capital amounts to Euro 679,760 divided into 232,000,000 common shares of Euro 2.93 par value each. The rounding of the shares' nominal value resulted in a reduction of the Company's share capital by Euro 1,091, which was recorded in equity under a special reserve account (note 28) and shall be used in a future share capital increase.

The shareholder's Special General Assembly held on 15th November, 2002 and continued and concluded on 22nd November, 2002 approved the increase of the share capital by Euro 387,440 through the increase of the par value per share by Euro 1.67. For the above increase the Company used the reserve resulted from the conversion of the share capital from Greek Drachmae to Euro (Euro 1,091—note 28) and part of the fixed assets statutory revaluation surplus discussed in note 14 after eliminating statutory losses of Euro 29,216. As a result, the Company's share capital will amount to Euro 1,067,200 divided into 232,000,000 common shares of Euro 4.60 par value each.

(amounts in all tables and notes are presented in thousands of Euro, unless otherwise stated)

28. RESERVES

	31st December, 1998	31st December, 1999	31st December, 2000
Tax free (Law 2238/94)	2,556	11,046	11,046
Tax free	56,108	81,932	80,297
Specially taxed reserves	111,023	113,104	113,036
	169,687	206,082	204,379
Securities valuation surplus (note 7)	24,091	29,875	22,964
	193,778	235,957	227,343

	31st December, 2001	30th June, 2001	30th June, 2002
Tax free (Law 2238/94)	11,046	11,046	11,046
Tax free	80,297	80,297	80,297
Specially taxed reserves	113,036	113,036	113,036
Share capital conversion	0	0	1,091
	204,379	204,379	205,470
Securities valuation surplus (note 7)	15,018	20,928	10,768
	219,397	225,307	216,238

Tax-free and specially taxed reserves represent interest income which is either free of tax or a 15% tax is withheld at source. This income is not taxable, assuming there are adequate profits from which respective tax-free reserves can be established. However, if distributed, such reserves are subject to income tax (estimated to approximate Euro 65 million at 30th June, 2002). Presently, the Company has no intention to distribute any of its tax-free or specially taxed reserves and accordingly no related deferred taxes have been accounted for.

29. LEGAL RESERVE

Under Greek corporate law, corporations are required to transfer a minimum of 5% of their annual net profit as reflected in their statutory books to a legal reserve, until such reserve equals one-third of the paid-in share capital. This reserve cannot be distributed through the life of the company. The accumulation of such reserve will apply to the Company upon the closing of its first fiscal year following its transformation into a société anonyme (note 2).

30. DIVIDENDS

Under Greek corporate law, companies are required each year to declare from statutory profits dividends of at least 35% of after-tax profit, after allowing for the legal reserve, or a minimum of 6% of the paid-in share capital, whichever is greater. However, the Company can waive such dividend with the unanimous consent of its shareholders.

Furthermore, Greek corporate law requires certain conditions to be met before dividends can be distributed, which are as follows:

(a) No dividends can be distributed to the shareholders as long as the Company's net equity, as reflected in the statutory financial statements, is, or after such distribution, will be less than the outstanding capital plus non-distributable reserves.

(b) No dividends can be distributed to the shareholders as long as the unamortised balance of "Pre-operating Expenses", as reflected in the statutory financial statements, exceeds the aggregate of distributable reserves plus retained earnings.

(amounts in all tables and notes are presented in thousands of Euro, unless otherwise stated)

30. DIVIDENDS—(continued)

The above, apply to the Company effective 1st January, 2001 following its transformation into a société anonyme (note 2).

On 2nd April, 2002, the Board of Directors approved the distribution of an interim dividend of Euro 88,160 (Euro 0.38 per share). In August 2002, the interim dividend due to the Greek State (Euro 75 million) was paid in full.

Based on paragraph 4, art. 30 of Tax Law 2579/98, PPC was obliged to distribute as a dividend to the Greek State, through its annual distribution of profits, an amount equal to the 10% of its earnings (excluding gains from the sale of marketable securities) before tax. Such dividends were subject to 35% income tax. In this respect PPC declared dividends of Euro 2,732 and Euro 5,077 from the profits of 1998 and 1999, respectively. No dividend distribution was made in 2000 as the Company reported losses.

31. COMMITMENTS AND CONTINGENCIES

(a) ***Construction Programme:*** The Company is engaged in a continuous construction programme, currently estimated to approximately Euro 3.2 billion over a five-year period from 2002 to 2006. These expenditures are planned to be focused primarily on the Distribution and Generation units. The programme is subject to periodic review and revision and actual construction costs may vary from the above estimate because of numerous factors, including changes in business conditions, changes in environmental regulations, increasing costs of labour, equipment and materials and cost of capital.

(b) ***Agreement with WIND:*** In August 2001, the Company's wholly owned subsidiary PPC Telecommunications Services S.A. together with its subsidiary Evergy S.A. entered into an agreement to form a new company with WIND (an Italian telecommunication provider, the shareholders of which are ENEL S.p.A. and France Telecom). The new company plans to enter the fixed and fixed wireless communications as well as multimedia and Internet services in Greece. The Company's total estimated equity contribution into this new company is expected to be approximately Euro 70 million. The Company is also constructing a fibre-optic network along its existing lines (an investment which is expected to amount to Euro 29 million), which will in turn be leased to the new company.

(c) ***Agreement to buy shares of "DEPA":*** The Special Shareholders' General Assembly held on 6th June, 2002, approved the agreement that was signed between the Greek State and PPC S.A, through which the latter has the right to buy from the Greek State up to 30% of DEPA's shares, which the Greek State is obliged to sell to PPC S.A. The Company did not exercise this option during the period of 30 days provided by the agreement. The agreement was reapproved by the Special Shareholders' General Assembly held on 15th November and continued and concluded on 22nd November 2002. A reliable estimate of the fair value of such option, presently is not feasible as (a) DEPA is not a public company and accordingly, reliable estimates for its cash flows can not be obtained, (b) natural gas' penetration in Greece is currently very low and there is high uncertainty as to how and when this penetration will be achieved, (c) the regulatory framework for natural gas, which may have significant impact on DEPA's fair market value, is not yet finalised, (d) an approximation of the DEPA fair market value will be available, upon the conclusion of a public tender currently in progress (expected to be finalised sometime within 2003) through which 35% of DEPA's shares will be sold to a strategic investor and (e) the terms and conditions regarding the exercise of this option are currently being negotiated with the Greek State.

(d) ***Ownership of Property:*** According to a study performed by an independent law firm, major matters relating to the ownership of PPC's assets, are as follows:

(amounts in all tables and notes are presented in thousands of Euro, unless otherwise stated)

31. COMMITMENTS AND CONTINGENCIES—(continued)

1. Public Power Corporation S.A. is the legal successor to all property rights of the former PPC legal entity. Its properties are for the most part held free of encumbrances. Although all property is legally owned, legal title in land and buildings will not be perfected and therefore title may not be enforced against third parties until the property is registered at the relevant land registry in the Company's name. PPC is in the process of registering this property free of charge at the relevant land registries following a simplified registration procedure. This process is not yet finalised.
2. In a number of cases, expropriated land, as presented in the expropriation statements, differs (in quantitative terms), with what PPC considers as its property.
3. Agricultural land acquired by PPC through expropriation in order to be used for the construction of hydroelectric power plants, will be transferred, following a decision of PPC's Board of Directors and a related approval by the Ministry of Development, to the State, at no charge, if this land is no more necessary to PPC S.A. for the fulfilment of its purposes.

(e) ***Litigation and Claims:*** The Company is a defendant in several legal proceedings arising from its operations. The total amount claimed as at 30th June, 2002 amounts to Euro 361 million, as further analysed below:

1. **Claims with contractors, suppliers and other claims:** A number of contractors and suppliers have raised claims against the Company, mainly for disputes in relation to the construction and operation of power plants. These claims are either pending before courts or in arbitration and mediation proceedings. The total amount involved is approximately Euro 182 million. In most cases the Company has raised counter claims, which are not reflected in the accounting records until the time of collection.
2. **Fire incidents:** A number of individuals have raised claims against the Company for damages incurred as a result of alleged electricity-generated fires. The cases relate mainly to the years 1993 through 1996 and the total amount involved is approximately Euro 48 million.
3. **Claims by employees:** Company's employees are claiming the amount of Euro 131 million, for allowances and other benefits that according to the employees should have been paid by the Company. The majority of the above amount relates to periods prior to 1996.

For the above amounts the Company has established provisions, which at 30th June, 2002 totalled Euro 140,219 (note 20).

The Contractor of the new CCGT natural gas in Komotini has raised claims for (a) time extension of the project and (b) an amount of Euro 65,000, relating to additional works requested. Simultaneously, PPC announced to the contractor penalties of Euro 21,390 for delays. For the above claims and counter claim, the contractor requested the initiation of an amicable settlement process, which has not started yet.

(f) ***Arbitration:*** As at 31st December, 2001 the Company was in arbitration proceedings with one of its high voltage customers for the revision of the price at which electricity is supplied (under a contract, which expires in the year 2006). The arbitration proceeding commenced in February 1999 and related to the electricity supplied during the period for 1st January, 1999 to 31st December, 2001. In June 2002, the arbitration ruled in favour of the Company. In this respect, the Company was compensated with the amount of Euro 9.2 million (included in other income, (expense), net—note 37) plus interest of Euro 2.2 million (included in financial income) relating to the above period, while billings subsequent to the arbitration ruling are based on the revised prices

(g) ***Environmental obligations:*** Following an assessment of PPC's operations by an independent environmental consulting firm, the Company believes that approximately Euro 425 million of

(amounts in all tables and notes are presented in thousands of Euro, unless otherwise stated)

31. COMMITMENTS AND CONTINGENCIES—(continued)

investment in environmental, health and safety matters will be required over ten years (from 2001 to 2010). The above amount represents only an indication of the probable investment needs. The precise investments will depend upon a number of factors, such as the demand for electricity in the future, PPC's long term business strategy, the regulatory environment and also the future level of enforcement of environmental laws and regulations in Greece.

Key uncertainties that may influence the final level of environmental investment which PPC will be required to make over the forthcoming decade, include:

1. Several Environmental Permits and operating Licences have yet to be obtained by individual PPC operating units. This includes the mines, Megalopolis A power station, some of the hydroelectric stations and a large part of the national transmission network.
2. Construction operations at the Messochora Dam on the Acheloos river are halted, until the Environmental Permit is issued by the State, which is expected by the end of the year 2002. In this case, the hydroelectric project will be completed by the end of the year 2004.
3. Under IPPC (Integrated Pollution Prevention and Control), the Best Available Techniques for Large Combustion Plants have yet to be defined. These, and the amendments to the Large Combustion Plant Directive may: 1) require additional to the already foreseen investments at PPC's larger thermal power plants stations, 2) reduce the hours of operation of its oil fired stations and 3) bring forward closure of units I and II of Megalopolis A plant.
4. The Kyoto protocol, if ratified by the European Union, may require the Company to reduce CO_2 (carbon dioxide) emissions using flexible mechanisms. This could include the substitution of old power plants with modern, natural gas combined cycle power plants, an increase in the share of renewable energy, implementation of combined heat and power plants or recovery and storage of CO_2 from flue gases.
5. The extent of contaminated land has yet to be defined for many of PPC's installations. At present, there appears to be no requirement for large scale remediation projects at PPC's sites in the short term, and it is unlikely that this will be required at the mining areas or at the lignite stations for the foreseeable future. Remediation, however, may be warranted at some of the firm's oil-fired stations, and depots and of its underground cables in the future.
6. Limited studies on the presence of asbestos-containing materials have been undertaken by the Company, but these are not comprehensive. Costs may be incurred across certain of PPC's operations, once comprehensive surveys have been carried out.
7. Exposure of the public to electromagnetic fields from PPC's transmission lines and sub stations, is considered to be substantially less than the exposure guidelines thresholds (100 μT for magnetic fields) developed by the International Commission on Non Listing Radiation Protection (ICNIRP) and CENELEC.

32. REVENUES

	31st December,		
	1998	1999	2000
Energy sales:			
— High voltage	177,441	176,584	234,024
— Medium voltage	439,695	469,758	514,888
— Low voltage	1,847,956	1,986,245	2,086,847
	2,465,092	2,632,587	2,835,759
Other (note 17)	26,007	26,976	32,405
	2,491,099	2,659,563	2,868,164

(amounts in all tables and notes are presented in thousands of Euro, unless otherwise stated)

32. REVENUES—(continued)

	31st December, 2001	30th June, 2001	30th June, 2002
Energy sales:			
— High voltage	231,055	113,717	121,735
— Medium voltage	571,046	259,680	281,892
— Low voltage	2,250,856	1,082,920	1,197,135
	3,052,957	1,456,317	1,600,762
Other (note 17)	38,430	16,560	22,571
	3,091,387	1,472,877	1,623,333

33. PAYROLL COST

	31st December, 1998	1999	2000
Total payroll cost	943,859	1,002,626	1,040,305
Less:			
— Capitalisation of payroll to fixed assets	(114,280)	(119,281)	(122,134)
— Payroll cost included in lignite production	(191,906)	(202,972)	(212,323)
— Payroll cost of PIO (note 21)	0	0	(20,900)
	637,673	680,373	684,948

	31st December, 2001	30th June, 2001	30th June, 2002
Total payroll cost	1,073,435	536,760	576,451
Less:			
— Capitalisation of payroll to fixed assets	(97,420)	(59,293)	(52,572)
— Payroll cost included in lignite production	(224,417)	(105,939)	(122,167)
— Payroll cost of PIO (note 21)	(20,564)	(11,610)	(11,092)
	731,034	359,918	390,620

34. DEPRECIATION AND AMORTISATION

	31st December, 1998	1999	2000
Depreciation on fixed assets (note 14)	248,599	276,414	321,855
Plus:			
— Software amortisation	323	1,241	1,869
Less:			
— Amortisation of deferred subsidy income (note 25)	(70,348)	(75,871)	(80,475)
— Depreciation included in lignite production	(21,570)	(23,856)	(28,895)
	157,004	177,928	214,354

(amounts in all tables and notes are presented in thousands of Euro, unless otherwise stated)

34. DEPRECIATION AND AMORTISATION—(continued)

	31st December, 2001	30th June, 2001	30th June, 2002
Depreciation on fixed assets (note 14)	344,305	167,938	180,191
Plus:			
— Software amortisation	2,512	927	1,220
Less:			
— Amortisation of deferred subsidy income (note 25)	(86,169)	(41,353)	(43,600)
— Depreciation included in lignite production	(44,616)	(13,660)	(18,989)
	216,032	113,852	118,822

35. OTHER EXPENSES

	31st December, 1998	1999	2000
Transportation and travelling expenses	26,136	25,394	25,109
VAT non-refundable (note 9)	0	0	20,725
Other	17,409	17,981	25,887
	43,545	43,375	71,721

	31st December, 2001	30th June, 2001	30th June, 2002
Transportation and travelling expenses	23,269	11,381	11,176
Other	24,784	8,819	10,952
	48,053	20,200	22,128

36. FINANCIAL EXPENSES

	31st December, 1998	1999	2000
Interest expense	458,037	354,794	312,067
Amortisation of loans' issuance and other fees	5,030	4,252	3,219
Duties on interest expense	16,807	16,208	10,544
Other	10,233	11,748	11,170
	490,107	387,002	337,000

	31st December, 2001	30th June, 2001	30th June, 2002
Interest expense	249,928	128,161	104,458
Amortisation of loans' issuance and other fees	2,782	1,392	1,403
Duties on interest expense	7,633	3,616	3,459
Provision for fair values of swaps (note 24)	0	0	10,099
Other	8,226	8,401	986
	268,569	141,570	120,405

(amounts in all tables and notes are presented in thousands of Euro, unless otherwise stated)

37. OTHER INCOME (EXPENSE), NET

	31st December,		
	1998	1999	2000
Subsidies on expenses	4,282	2,348	6,864
Gain on sale of securities	2,556	8,487	0
Gain (loss) on sale of materials and retirement of fixed assets	9,397	12,573	10,269
Penalty clauses	1,890	1,743	7,211
Tax on fixed assets (note 14)	0	0	(7,357)
Other	8,986	12,161	(1,624)
	27,111	37,312	15,363

	31st December,	30th June,	
	2001	2001	2002
Subsidies on expenses	4,170	3,319	3,881
Gain (loss) on sale of materials and retirement of fixed assets	7,930	6,269	3,177
Penalty clauses	9,488	4,528	567
Benefits on employee overtime	0	0	(12,835)
Arbitration compensation (note 31(f))	0	0	9,243
Other	9,763	(7,727)	862
	31,351	6,389	4,895

38. SEGMENT INFORMATION

Effective 1st January, 2002, the Company adopted IAS 14, "Segment Information". The Company operates primarily throughout Greece and its core businesses are focused on generation, transmission and distribution of electric energy. No geographical information has been presented since substantially all of the Company's operating activities are located in Greece. PPC is also engaged in mining activities.

The Company, effective 2001 implemented an organisational and management structure reflecting its core business operations, separated in four business units (Generation, Transmission, Distribution and Mining). Each business unit has its own management structure, headed by a General Manager who reports directly to the Company's Chief Executive Officer. Prior to 2002, the Company managed its operations on an integrated utility basis, without separate, identifiable business units. As a result, no comparative segment information for 1998, 1999, 2000, 2001 and the six months ended 30th June, 2001 is available.

(amounts in all tables and notes are presented in thousands of Euro, unless otherwise stated)

38. SEGMENT INFORMATION—(continued)

The accounting policies of the segments are the same as those described in note 4. Inter-segment sales are based on internal management arrangements. Corporate expenses and net financial expenses are allocated to business segments. Information about the Company's segments for the six-month period ended 30th June, 2002 is as follows:

	Generation	Transmission	Distribution	Eliminations	Consolidated
Revenues					
External sales	482		1,600,280		1,600,762
Inter-segment sales	1,111,150	80,246	120,710	(1,312,106)	0
Total revenue	1,111,632	80,246	1,720,990	(1,312,106)	1,600,762
Result					
Segment result	200,143	29,837	33,628		263,608
Income taxes					(100,090)
Net profits					163,518
Segment assets	4,281,295	722,469	2,660,573		7,664,337
Unallocated corporate assets					381,888
Consolidated assets					8,046,225
Segment liabilities	760,597	93,848	1,513,628		2,368,073
Unallocated corporate liabilities					5,283,026
Consolidated liabilities					7,651,100
Capital expenditure	168,703	36,099	105,835		310,637
Depreciation and amortisation	83,947	9,075	88,389		181,411
Other non-cash expenses	25,478	1,056	1,317,861	(1,312,106)	32,289

39. SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN GREEK GAAP AND IFRS

As further discussed in note 3(a), the accompanying financial statements have been based on the statutory financial statements, appropriately adjusted and reclassified for conformity with the

(amounts in all tables and notes are presented in thousands of Euro, unless otherwise stated)

39. SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN GREEK GAAP AND IFRS—(continued)

standards prescribed by the IASB. The significant differences applicable to the Company's financial statements, are described below:

Reconciliation of shareholders' equity and net income from Greek GAAP to IFRS

The following reconciliation table ("Reconciliation Table") summarises the significant adjustments to shareholders' equity for the years 1998, 1999, 2000 and 2001 and for the six months ended 30th June, 2001 and 2002 that were applied to the statutory financial statements in order to comply with IFRS:

		31st December,		
	Item	1998	1999	2000
Shareholders' equity per Greek GAAP		1,002,641	1,057,054	1,199,034
— Account for fixed assets subsidies and customers' contributions as deferred income rather than as part of the shareholders' equity	a	(883,175)	(937,444)	(977,799)
— Reverse fixed assets statutory revaluation	b	(301,353)	(267,396)	(365,089)
— Account for deferred income taxes	c	854	(883)	(6,559)
— Account for marketable securities and financial instruments at fair values	d	23,457	29,238	22,327
— To defer and amortise loan fees and expenses	e	5,403	14,812	19,032
— Fixed assets' depreciation	f	179,290	199,845	221,389
— Income tax	g	0	0	0
— Unrealised foreign exchange gains	h	9,946	6,451	8,091
— Share capital issuance costs	i	0	0	0
— Interim Dividend	j	0	0	0
— Other		319	193	(532)
		(965,259)	(955,184)	(1,079,140)
Shareholders' equity per IFRS		37,382	101,870	119,894

(amounts in all tables and notes are presented in thousands of Euro, unless otherwise stated)

39. SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN GREEK GAAP AND IFRS—(continued)

	Item	31st December, 2001	30th June, 2001	30th June, 2002
Shareholders' equity per Greek GAAP ..		1,834,106	1,385,285	2,122,440
— Account for fixed assets subsidies and customers' contributions as deferred income rather than as part of the shareholders' equity	a	(1,107,117)	(1,029,262)	(1,146,803)
— Reverse fixed assets statutory revaluation	b	(344,913)	(353,670)	(338,086)
— Account for deferred income taxes ..	c	(8,892)	8,775	74,301
— Account for marketable securities and financial instruments at fair values	d	(54,999)	(31,968)	(59,125)
— To defer and amortise loan fees and expenses	e	16,253	17,641	14,850
— Fixed assets' depreciation	f	241,850	231,928	253,680
— Income tax	g	(135,530)	(52,625)	(237,734)
— Unrealised foreign exchange gains ..	h	21,884	3,479	28,663
— Share capital issuance costs	i	0	0	0
— Interim Dividend	j	0	0	(88,160)
— Post retirement benefits	note 21	0	0	(212,798)
— Allowance for PIO doubtful balances	note 21	0	0	(16,000)
— Other		(306)	(995)	(103)
		(1,371,770)	(1,206,697)	(1,727,315)
Shareholders' equity per IFRS		462,336	178,588	395,125

(amounts in all tables and notes are presented in thousands of Euro, unless otherwise stated)

39. SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN GREEK GAAP AND IFRS—(continued)

The Reconciliation Table below summarises the significant adjustments to net income (loss) for the years 1998, 1999, 2000 and 2001 and for the six months ended 30th June, 2001 and 2002 that were applied to the statutory financial statements in order to comply with IFRS:

	Item	31st December, 1998	1999	2000
Net income (loss) per Greek GAAP		(64,757)	5,224	(30,492)
— Account for fixed assets subsidies and customers' contributions as deferred income rather than part of the shareholders' equity	a	0	0	0
— Reverse depreciation on fixed assets statutory revaluation surplus	b	42,583	33,957	34,345
— Account for deferred income taxes	c	(5,174)	(1,737)	(5,676)
— Account for marketable securities and financial instruments at fair values	d	0	0	0
— To defer and amortise loan fees and expenses	e	2,826	9,409	4,220
— Adjust fixed assets' depreciation rates	f	27,507	20,555	21,544
— Income tax	g	0	0	0
— Unrealised foreign exchange gains	h	(4,790)	(3,495)	1,640
— Share capital issuance costs	i	0	0	0
— Other		(1,125)	(22)	(721)
		61,827	58,667	55,352
Net income per IFRS		(2,930)	63,891	24,860

	Item	31st December, 2001	30th June, 2001	2002
Net income (loss) per Greek GAAP		354,826	133,147	248,644
— Account for fixed assets subsidies and customers' contributions as deferred income rather than part of the shareholders' equity	a	0	0	0
— Reverse depreciation on fixed assets statutory revaluation surplus	b	20,176	11,419	6,827
— Account for deferred income taxes	c	(2,333)	15,334	8,714
— Account for marketable securities and financial instruments at fair values	d	(25,837)	(7,067)	128
— To defer and amortise loan fees and expenses	e	(2,779)	(1,391)	(1,403)
— Adjust fixed assets' depreciation rates	f	20,461	10,539	11,830
— Income tax	g	(135,530)	(52,625)	(102,204)
— Unrealised foreign exchange gains	h	13,793	(4,612)	6,779
— Share capital issuance costs	i	9,074	0	0
— Allowance for PIO doubtful balances	Note 21	0	0	(16,000)
— Other		(16)	(469)	203
		(102,991)	(28,872)	(85,126)
Net income per IFRS		251,835	104,275	163,518

(amounts in all tables and notes are presented in thousands of Euro, unless otherwise stated)

39. SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN GREEK GAAP AND IFRS—(continued)

a. ***Subsidies for fixed assets and customers' contributions:*** Under Greek GAAP subsidies and customers' contributions received to finance the purchase and/or acquisition of fixed assets are recorded as a reserve under equity and are amortised on a straight line basis over the useful life of the asset to which they relate. Under IFRS subsidies and customers' contributions received to finance the purchase and/or acquisition of fixed assets are recorded as a deferred income under non-current liabilities and are amortised on a straight line basis over the useful life of the asset to which they relate.

b. ***Statutory revaluation of fixed assets:*** As further discussed in note 14, in accordance with Greek tax legislation, fixed assets are periodically revalued (usually every four years). These revaluations are based on (non-industry specific) indices, which are determined by the Government, through Ministerial Decisions. These statutory revaluations do not meet the criteria required by IAS 16 "Property, plant and equipment" and accordingly have been reversed in the accompanying financial statements.

c. ***Deferred income taxes:*** Greek GAAP does not permit accounting for deferred taxes. As further discussed in note 18, IFRS requires deferred taxes to be accounted for.

d. ***Valuation of marketable securities and financial instruments:*** Under Greek GAAP marketable securities are accounted for at the lower of cost or fair value, while there is no guidance as to the accounting for financial instruments. As further discussed in Note 4 above, IFRS requires accounting for marketable securities and financial instruments at fair value.

e. ***Loan fees and expense:*** Under Greek GAAP loan fees and expenses are accounted for on a cash basis or may be deferred and amortised over a period of five years, at maximum. The Company, for statutory reporting purposes, accounts for such costs on a cash basis. Under IFRS loans are carried at amortised cost and accordingly such costs are deferred and amortised using the effective interest rate method. If any debt facilities have been modified from their original terms, the associated debt costs that have been deferred should be written-off/amortised over a different period depending on the terms that have changed.

f. ***To account for depreciation on mining equipment and transmission lines in accordance with useful lives rather than statutory depreciation rates:*** Under Greek GAAP depreciation is calculated based on rates determined by the tax authorities which may differ from the fixed assets' estimated useful lives based on which depreciation is accounted for under IFRS.

g. ***Income tax:*** Income tax for 2001 and for the six months ended 2001 and 2002 is a reconciling item due to the fact that for statutory reporting purposes, the Company's first fiscal year ends at 31st December, 2002 and accordingly no provision for income taxes has been recorded in the Company's books for the period from 1st January, 2001 through 30th June, 2002.

h. ***Unrealised foreign exchange gains:*** Under Greek GAAP unrealised foreign exchange gains arising from year-end valuation of monetary assets and liabilities denominated in a foreign currency are deferred and are recognised in the statement of income when they become realised. Under IFRS such foreign exchange gains are immediately recognised in the income statement.

i. ***Share capital issuance costs:*** Under Greek GAAP share capital issuance costs can either be deferred and amortised over a period of five years or can be charged in the statement of income. The Company, for statutory reporting purposes, has charged these costs in the statement of income. Under IFRS, such costs are accounted for as a deduction of equity, net of any related income tax.

39. SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN GREEK GAAP AND IFRS—(continued)

j. ***Interim Dividend:*** Under Greek GAAP interim dividends paid are recorded under various debtors and are transferred against equity upon the distribution of the final dividend. Under IFRS distributions to holders of a financial instrument classified as an equity instrument are debited directly to equity.

APPENDIX

AMERICAN APPRAISAL FIXED ASSET VALUATION—SUMMARY REPORT

3rd October 2001

Mr. Grigoris Anastasiadis
Chief Financial Officer
Public Power Corporation S.A.
30, Chalkokondili Str.
104 32 Athens—Greece

Dear Mr. Anastasiadis,

We have completed the appraisal of the fixed assets identified as belonging to the **Public Power Corporation S.A.**, a company with headquarters in Athens, Greece. For the sake of brevity, Public Power Corporation will also be further referred to herein as PPC, "the Company".

The purpose of the appraisal was to provide an indication of the **Fair Market Value (in-use)** of the Company's operating fixed assets. All other assets, if present, including social assets, net working capital, lignite reserves, spare parts, intangible or financial assets have been excluded from consideration.

The effective date of this appraisal is December 31, 2000.

Due to the relatively high inflation in Greece over the last twenty years, our cost and value conclusions for the appraised fixed assets are stated in terms of stabilised U.S. dollar figures. The exchange rate used is 375 GRD per 1 US Dollar.

Our value conclusions are to be used for financial purposes; any other use is invalid.

Our appraisal is subject to General Service Conditions provided attached to this summary letter-report.

Our summary letter-report is intended to comply with the purpose and reporting requirements set forth by the Uniform Standards of Professional Appraisal Practice ("USPAP") for a summary appraisal report. As such, it presents only summary discussions of the data, reasoning, and analyses that were used in the appraisal process to develop the opinion of value of American Appraisal (Hellas) Limited. Supporting documentation concerning these matters has been retained in our work papers. The depth of discussion contained in this report is specific to your needs as the client and for the intended use stated. American Appraisal (Hellas) Limited, is not responsible for the unauthorised use of this summary letter-report.

> ***Fair Market Value*** is defined as the estimated amount at which the property might be expected to exchange between a willing buyer and a willing seller, neither being under compulsion, each having reasonable knowledge of all relevant facts, with equity to both. The fixed assets have been appraised assuming ***continued use*** of the facilities.

When fair market value is established on the premise of continued use, it is assumed that the buyer and the seller would be contemplating retention of the property at its present location as part of the current operations. An estimate of fair market value arrived at on the premise of continued use does not represent the amount that might be realised from piecemeal disposition of the property in the marketplace or from an alternate use of the property.

There are three traditional approaches to value: income, market and cost.

For asset-rich companies, such as real estate holding companies, natural resources companies or utilities, the underlying assets are key elements of the total assets composition and the success of the enterprise.

As a result, the cost and income approaches would generally provide the best indications of value since these approaches emphasise the current value of the assets and their long-range earning power.

The assets under consideration are special purpose assets; therefore, the cost approach was given primary emphasis in estimating the fair market value (in-use) for the appraised fixed assets.

The income approach was not considered to be directly applicable. Under the premise of continued use, it was assumed that prospective earnings would provide a reasonable return on the appraised value of the property. However, in order to test the reasonableness of the value indications arrived at using the cost approach, we have also considered a comparative companies analysis.

The market approach was used only to test the reasonableness of value for property having an identifiable secondary market.

The cost approach considers the value of a property to a knowledgeable, prudent investor to be that amount currently required to create an asset of equal utility. As such, the cost approach considers the cost to reproduce or replace the property appraised. From this amount, an allowance is deducted for any depreciation or obsolescence present, whether arising from physical, functional, or economic causes.

The cost new is the starting point for determining the fair market value (in-use) of the property. The cost new refers to cost of reproduction new (CRN) or cost of replacement new (COR).

> ***Cost of reproduction new (CRN)*** is defined as the estimated amount required to reproduce a duplicate or replica of the property at one time in accordance with current market prices for materials, labour, and manufactured equipment, contractor's overhead and profit, and fees, but without provision for overtime, bonuses for labour, or premiums for material, or equipment.

Where cost data for the cost of reproduction new (CRN) of a property subject to valuation was not available due to technological and/or design changes, the cost of replacement new (COR) was considered.

> ***Cost of replacement new (COR)*** is defined as the estimated amount required to replace the asset at one time with a modern new unit using the most current technology and materials, labour, and manufactured equipment, contractors' overhead and profit, and fees, but without provision for overtime, bonuses for labour, or premiums for material or equipment.

The following was taken into consideration in arriving at the value estimate: transferability of property and use restrictions; acquisition, expropriation and replacement cost data for comparable projects; statistical compilations using Company data, American Appraisal in-house databases, and data researched internationally.

All cost new estimates include materials, freight, and installation costs. Indirect project costs and contingencies have been included in the cost new estimates. However, interest during construction has not been considered.

The expenses attributable to the acquisition (expropriation) of the land under quarries in mining areas and land covered by water of the artificial lakes in the hydro power plants were considered part of start-up costs of respective operations, and, therefore, were not considered part of the fixed asset base. Hence, no value was attributed for such land.

Fair market value is estimated by adjusting the cost new by taking into consideration physical deterioration, functional obsolescence, and economic obsolescence.

> ***Physical Deterioration*** is a form of depreciation and is the loss in value resulting from normal use of the facilities and from exposure to the elements.
>
> ***Functional Obsolescence*** is a form of depreciation resulting in a loss in value caused by conditions within the property such as changes in design, materials, or process and resulting in inadequacy, overcapacity, excess construction, lack of utility, or excess operating costs.
>
> ***Economic Obsolescence*** is a loss in value caused by negative influences outside the property itself, such as general economic conditions, availability of financing, or inharmonious property uses.

Physical deterioration adjustments were made to the fixed assets under a straight-line age/life method, using international standard normal lives. In order to estimate physical deterioration of selected assets, we used the effective age reflecting their observed condition, maintenance and overhaul history and expected remaining life.

Functional obsolescence adjustments were applied to selected assets which reflect the underutilisation of the specific asset.

Construction in progress (CIP) is included in the cost and value summaries at book value converted to U.S. Dollars.

The appraisal procedures used to arrive at estimates of cost and value for the property are described in the narrative report.

Based upon our investigations and analysis, we are of the opinion that as of December 31, 2000, the fair market value (in-use) of the fixed assets of Public Power Corporation is reasonably represented by the amount of **SEVEN BILLION SEVEN HUNDRED MILLION US DOLLARS ($7,700,000,000).** The value is inclusive of construction in progress.

The above amount represents the composition of assets and ownership as reported to us by the Company's management, which in turn relates to the operations of the Company as the electric utility company for Greece.

Over 90% of the production facilities were personally inspected in order to determine the overall general conditions of the properties and other valuation factors relevant in providing an opinion of value. However, we have not investigated the title to or any liability against the property appraised; neither did we carry out engineering or structural survey for the facilities inspected as these were beyond the scope of our assignment.

The value conclusions contained in the report are based, in part, on the best technical and financial information made available to us during the execution of the project.

The opinion expressed in this summary letter is subject to the assumptions, limiting conditions and general service conditions which are attached to this summary letter.

A summary of the estimated fair market value of the subject property is provided on the following page. The summary also include estimates of cost new.

Yours sincerely
On behalf of American Appraisal (Hellas) Limited

Pavlos M. Zeccos
Managing Director

Investigation & Report

By:

Alexander Lopatnikov
Pavlos M. Zeccos
Sergio Guerzoni
Patrizio Palma ASA

Sergey Tsurinov
Alexander Gaidamaka
Alkis Mitropoulos
Angelo Molson

John Lawton
Manolis Papaemmanouil
Dimitris Papachristos
Michalis Bartzis

Public Power Corporation of Greece

Fixed Asset Appraisal
GRAND TOTAL
Location: Greece
Appraisal Date: December 31, 2000

ACC #		(A) CRN/COR ('000 USD)	(B) FMV ('000 USD)	(C) Normal Life (Years)	(D) Remaining Life (Years)
10	LAND	297,733	297,500	—	—
11	BUILDINGS AND CIVIL WORKS	3,138,747	1,281,376	48	29
12	MACHINERY AND EQUIPMENT	14,226,768	5,011,272	31	12
13	TRANSPORT EQUIPMENT	145,906	33,922	13	3
14	FURNITURE AND OTHER EQUIPMENT	197,681	85,456	12	6
16.17	COMPUTER SOFTWARE	8,400	4,000	5	2
	Total Operating Assets	18,015,235	6,713,526	33	15
15	CIP & Machinery Not Installed	1,024,312	1,024,312	—	—
	GRAND TOTAL	**19,039,547**	**7,737,838**	**33**	**15**
	Rounded	**19,000,000**	**7,700,000**	**33**	**15**

Notes
- (A) Cost New
- (B) Fair Market Value (in-use)
- (C) Weighted Average Normal/Economic Life
- (D) Weighted Average Remaining Life of Assets

ASSUMPTIONS AND LIMITING CONDITIONS

No responsibility is assumed for matters legal in nature. No investigations have been made of the title to, or any liabilities against, the properties appraised. The appraisal presumes, unless otherwise noted, that the owner's claim is valid, the property rights are good and marketable, and there are no encumbrances which cannot be cleared through normal processes.

To the best of our knowledge, all data set forth in this report is correct and accurate. Although gathered from reliable sources, including the Company's asset register and staff, no guarantee is made nor liability assumed for the accuracy of any data, opinions, or estimates identified as being furnished by others, which have been used in formulating this analysis.

No soil analysis or geological studies were ordered or made in conjunction with this report, nor were any water, oil, gas, coal or other subsurface mineral and use rights or conditions investigated.

We have not arranged for any investigations to be carried out to determine whether or not asbestos or high alumina cement has been used in the construction of this property or has since been incorporated and we are, therefore, unable to report that the property is free from risk in this respect. For the purpose of this valuation, we assumed that such investigation would not disclose the presence of any such material in any adverse conditions.

We have not been instructed to, nor have we undertaken, any environmental study. Full compliance with applicable state and local environmental regulations and laws is assumed unless otherwise stated, defined and considered in this report. It is also assumed that all required licences, consents, or other legislative or administrative authority from any local or national government, or private entity or organisation, have either been or can be obtained or renewed for any use which the report covers.

No independent engineering or similar surveys were requested or conducted. Land areas utilised in this report were obtained from surveys or public records. The land description has not been verified by legal counsel or a licensed surveyor and was included in our final report for identification purposes only and should not be used in a conveyance or other legal document without proper verifications by an attorney.

The value or values presented in this report are based upon the premises outlined herein and are valid only for the purpose stated as at the valuation date.

It was assumed that the properties are efficiently managed and that ownership is in responsible hands.

It was assumed that all applicable zoning and use regulations and restrictions have been complied with unless nonconformity has been stated, defined, and considered in the appraisal report. Further, it was assumed that the utilisation of the land and land improvements is within the boundaries of property described and that there is no encroachment or trespass unless noted in the report.

Property understood to be owned by contractors or suppliers was identified in the field and subsequently excluded from further considerations in our appraisal investigation.

This report must not be construed as being a result of a structural survey. We have not inspected nor are we reporting upon the condition or structure of any of the building or any parts of them and on these points we do not accept any liability.

GENERAL SERVICE CONDITIONS

The services provided by American Appraisal (Hellas) Limited were performed in accordance with recognised professional appraisal standards. Our compensation is not contingent in any way upon our conclusions of value. We assume, without independent verification, the accuracy of all data provided to us. We acted as an independent contractor and reserved the right to use subcontractors. All files, work-papers or documents developed by us during the course of the engagement will be our property. We will retain this data for at least five years.

Our report is to be used only for the specific purposes stated herein; and any other use is invalid. Any third party may make no reliance without prior written consent. You may show our report in its entirety to those third parties who need to review the information contained therein. No one should rely on our report as a substitute for their own due diligence. No reference to our name or our report, in whole or in part, in any document you prepare and/or distribute to third parties may be made without our prior written consent.

You agree to indemnify and hold us harmless against and from any and all losses, claims, actions, damages, expenses or liabilities, including reasonable attorney's fees, to which we may become subject in connection with this engagement. You will not be liable for our negligence. Your obligation for indemnification and reimbursement shall extend to any controlling person of American Appraisal (Hellas) Limited, including any director, officer, employee, subcontractor, affiliate or agent.

We reserve the right to include your company/firm name in our client list, but we will maintain the confidentiality of all conversations, documents provided to us, and the contents of our reports, subject to legal or administrative process or proceedings. These conditions can only be modified by written documents executed by both parties.

American Appraisal (Hellas) Limited is an equal opportunity employer.

Registered office of Public Power Corporation S.A.

30 Chalkokondyli Street
Athens 10432

The Joint Global Coordinators

Alpha Finance	Deutsche Bank	National Bank	UBS Warburg
5, Merlin Street	AG London	of Greece	1 Finsbury Avenue
Athens 10671	Winchester House	6 Kar. Servias Street	London EC2M 2PP
	1 Great Winchester Street	Athens 10562	
	London EC2N 2DB		

Legal counsel to Public Power Corporation S.A. and the Selling Shareholder

As to Greek law

Kyriakides — Georgopoulos
268 Kiffisias Avenue
Athens 15232

As to English law and U.S. law

Allen & Overy
One New Change
London EC4M 9QQ

Legal counsel to the International Managers

As to Greek law

Law Office E. Stratigis
4 Flessa Street
Athens 10556

As to English law and U.S. law

Freshfields Bruckhaus Deringer
65 Fleet Street
London EC4Y 1HS

Auditors to Public Power Corporation S.A.

Ernst & Young
11th Klm National Rd Athens-Lamia
GR-14451 Metamorphosi, Athens Greece

Arthur Andersen
Certified Auditors Accountants S.A.
362 Syngrou Avenue
GR-17676 Athens, Greece

The Depositary

The Bank of New York
One Wall Street
New York, New York 10286

The Custodian

National Bank of Greece
86 Aeolou Street
Athens 10232

ΔΕΗ

CONFIDENTIAL

PUBLIC POWER CORPORATION S.A.
(Dimosia Epihirisis Elektrismou)

(incorporated with limited liability in the Hellenic Republic)

35,000,000 shares

(nominal value GRD 1,000)

in the form of shares and Global Depositary Receipts

The shares and Global Depositary Receipts (the "GDRs") of Public Power Corporation S.A. (the "Company") are being offered severally by certain of the international managers specified in this offering circular through their respective selling agents named below to qualified institutional buyers as defined in and in reliance on Rule 144A under the U.S. Securities Act of 1933, as amended (the "Securities Act"). In addition to the offering of shares (the "Rule 144A Shares") and GDRs (the "Rule 144A GDRs") in the United States, the international managers are offering shares in the form of shares (the "Regulation S Shares") and GDRs (the "Regulation S GDRs") to institutional investors in an international offering (the "international offering") outside the United States in reliance on Regulation S under the Securities Act. Shares are concurrently being offered to the public and to institutional investors in Greece (the "Greek offering"). In addition, shares are concurrently being offered to our employees through a private placement (the "employee offering", which, together with the international offering and the Greek offering, constitute the "combined offering"). The international managers are offering 15,326,940 shares in the form of shares and GDRs in the international offering. Each GDR represents the right to receive one share, nominal value GRD 1,000 per share. The Greek managers are offering 18,034,600 shares in the Greek offering. In addition, 1,638,460 shares are being offered in the employee offering.

35,000,000 shares are being offered in the combined offering. 12,000,000 new shares are being offered and issued by us and 23,000,000 existing shares are being offered and sold by the Hellenic Republic. The Hellenic Republic currently holds all our existing shares.

Prior to the combined offering, there has been no public market for the shares or the GDRs. We have applied for the listing and trading of our shares on the Athens Stock Exchange (the "ASE"). We expect dealings in the shares to commence on the ASE on or about 12th December, 2001. We have also applied to the UK Listing Authority (the "UKLA"), for admission of the GDRs to the official list maintained by the UKLA and to the London Stock Exchange plc (the "LSE") for admission of the GDRs to trading on the LSE. We expect that admission to the official list of the UKLA and to trading on the LSE will become effective, and that unconditional dealings in the GDRs will commence at 9:00 a.m. (London time) on or about 12th December, 2001.

The joint global coordinators, on behalf of the international managers and the Greek managers, exercised an option to procure the transfer by the Hellenic Republic of 2,320,000 shares, or 6.6% of the shares being offered in the combined offering (the "additional shares"), in order to meet excess demand.

You should read "Risk Factors" beginning on page 18 for a discussion of certain factors to be considered in connection with an investment in the shares or Rule 144A GDRs. The Rule 144A GDRs are of a specialist nature and should normally only be bought and traded by investors who are particularly knowledgeable in investment matters.

Offering Price: € 12.70 per share and per GDR

The shares and the Rule 144A GDRs have not been and will not be registered under the Securities Act and are being offered and sold in the United States only to qualified institutional buyers in reliance on Rule 144A under the Securities Act. Prospective purchasers that are qualified institutional buyers are hereby notified that the seller of the shares or the Rule 144A GDRs may be relying on the exemption from Section 5 of the Securities Act provided by Rule 144A. The shares and the Rule 144A GDRs are not transferable except in accordance with the restrictions described under "Notice to Investors" and "Transfer Restrictions and Settlement".

The managers, through their respective selling agents, expect to deliver the shares through the facilities of the Central Securities Depositary S.A. ("CSD") and the Rule 144A GDRs through the facilities of Euroclear Bank S.A./N.V., as operator of the Euroclear System ("Euroclear") and Clearstream Luxembourg, *société anonyme* ("Clearstream") on or about 12th December, 2001.

Joint Global Coordinators

ABN AMRO Rothschild | **Alpha Finance** | **Goldman Sachs International** | **National Bank of Greece**

ABN AMRO Rothschild LLC | **Goldman, Sachs & Co.**

Banca IMI | **Deutsche Banc. Alex Brown** | **NBGI Securities Inc.**

The date of this offering circular is 10th December, 2001

This offering circular is confidential and is being furnished by the Company in connection with an offering exempt from registration under the Securities Act, solely for the purpose of enabling a prospective investor to consider the purchase of shares and Rule 144A GDRs of the Company described in this offering circular. The information contained in this offering circular has been provided by the Company and other sources identified in this offering circular. No representation or warranty, express or implied, is made by the international managers named in this offering circular as to the accuracy or completeness of such information, and nothing contained in this offering circular is, or shall be relied upon as, a promise or representation by the international managers. Any reproduction or distribution of this offering circular, in whole or in part, and any disclosure of its contents or use of any information in this offering circular for any purpose other than considering an investment in the shares and Rule 144A GDRs is prohibited. Each offeree of the shares and Rule 144A GDRs, by accepting delivery of this offering circular, agrees to the foregoing.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN RECOMMENDED BY ANY UNITED STATES FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The distribution of this offering circular and the offering and sale of the shares and Rule 144A GDRs in certain jurisdictions may be restricted by law. Persons into whose possession this offering circular comes are required by the Company and the international managers to inform themselves about and to observe any such restrictions. For a further description of certain restrictions on the offering and sale of the shares and Rule 144A GDRs, see "Underwriting". This offering circular does not constitute an offer of, or an invitation to purchase, any of the shares or Rule 144A GDRs in any jurisdiction in which such offer or invitation would be unlawful.

NOTICE TO NEW HAMPSHIRE RESIDENTS

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENCE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES, OR RSA 421-B, WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE OF NEW HAMPSHIRE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

NOTICE TO INVESTORS

Because of the following restrictions, you are advised to consult legal counsel prior to making any offer, resale, pledge or other transfer of the shares or GDRs offered in this offering circular.

Each purchaser of the shares offered within the United States pursuant to Rule 144A ("Rule 144A Shares") or of GDRs offered within the United States pursuant to Rule 144A ("Rule 144A GDRs") by accepting delivery of this offering circular, will be deemed to have represented and agreed as follows (terms used in this paragraph that are defined in Rule 144A or Regulation S under the Securities Act are used as defined therein):

(1) It is (A) a qualified institutional buyer ("QIB"), (B) aware, and each beneficial owner of the Rule 144A Shares or Rule 144A GDRs has been advised, that the sale of the Rule 144A Shares or Rule 144A GDRs to it is being made in reliance on Rule 144A and (C) acquiring such Rule 144A Shares or Rule 144A GDRs for its own account or for the account of a QIB, as the case may be.

(2) It understands that the Rule 144A Shares and Rule 144A GDRs have not been and will not be registered under the Securities Act and may not be reoffered, resold, pledged or otherwise transferred except (A)(i) to a person who the purchaser and any person acting on its behalf reasonably believes is a QIB in a transaction meeting the requirements of Rule 144A, (ii) in an offshore transaction complying with Rule 903 or Rule 904 of Regulation S or (iii) pursuant to an exemption from registration under the Securities Act provided by Rule 144 thereunder (if available) and (B) in accordance with all applicable securities laws of the states of the United States. No representation can be made as to the availability of the exemption provided by Rule 144 for resales of the Rule 144A Shares or Rule 144A GDRs.

(3) The Rule 144A Shares and Rule 144A GDRs (to the extent they are in certificated form) unless the Company determines otherwise in compliance with applicable law, will bear a legend substantially to the following effect, and may be offered, sold, pledged or otherwise transferred only in accordance with the legend:

THIS RULE 144A GLOBAL DEPOSITARY RECEIPT AND THE SHARES OF PUBLIC POWER CORPORATION S.A. (THE "SHARES") REPRESENTED HEREBY ("THIS GDR"), HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR WITH ANY SECURITIES REGULATORY AUTHORITY OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES. THE HOLDER HEREOF BY PURCHASING THIS GDR, AGREES FOR THE BENEFIT OF PUBLIC POWER CORORATION S.A. THAT THIS GDR AND THE SHARES CORRESPONDING HERETO MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (A)(1) TO A PERSON WHOM THE SELLER AND ANY PERSON ACTING ON ITS BEHALF REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER ("QIB") WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QIB IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A, (2) IN AN OFFSHORE TRANSACTION COMPLYING WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT OR (3) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER (IF AVAILABLE) AND (B) IN ACCORDANCE WITH ALL APPLICABLE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES. THE HOLDER OF THIS GDR WILL, AND EACH SUBSEQUENT HOLDER IS REQUIRED TO, NOTIFY ANY SUBSEQUENT PURCHASER OF SUCH GDR OF THE RESALE RESTRICTIONS REFERRED TO ABOVE. NO REPRESENTATION CAN BE MADE AS TO THE AVAILABILITY OF THE EXEMPTION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT FOR THE RESALE OF THIS SECURITY. NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THE FOREGOING, FOR SO LONG AS THE SHARES ARE "RESTRICTED SECURITIES" WITHIN THE MEANING OF RULE 144(a)(3) UNDER THE SECURITIES ACT, SUCH SHARES MAY NOT BE DEPOSITED INTO ANY UNRESTRICTED DEPOSITARY RECEIPT FACILITY IN RESPECT OF SHARES ESTABLISHED OR MAINTAINED BY A DEPOSITARY BANK (INCLUDING ANY SUCH FACILITY MAINTAINED BY THE DEPOSITARY FOR THE RULE 144A GLOBAL DEPOSITARY RECEIPTS), OTHER THAN A RESTRICTED DEPOSIT RECEIPT FACILITY. EACH HOLDER, BY ITS ACCEPTANCE OF THE RULE 144A GLOBAL DEPOSITARY

RECEIPTS EVIDENCED HEREBY, REPRESENTS THAT IT UNDERSTANDS AND AGREES TO THE FOREGOING RESTRICTIONS. THE HOLDER OF THIS GDR WILL, AND EACH SUBSEQUENT HOLDER WILL BE REQUIRED TO, NOTIFY ANY SUBSEQUENT PURCHASERS OF SUCH GDR OF THE RESALE RESTRICTIONS REFERRED TO ABOVE.

(4) Notwithstanding anything to the contrary in the foregoing, for so long as the Rule 144A Shares are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act, the Rule 144A Shares may not by deposited into any unrestricted depositary receipt facility in respect of the shares established or maintained by a depositary bank (including any such facility maintained by the depositary for the Rule 144A global depositary receipts). They may, however, be deposited into a restricted deposit receipt facility.

(5) Any offer, sale pledge or other transfer made other than in compliance with the foregoing restrictions will not be recognised by the Company or the depositary in respect of the Rule 144A Shares or the Rule 144A GDRs and the shares represented thereby.

(6) The Company, the Depositary, the International Managers and their respective affiliates, and others will rely upon the truth and accuracy of the foregoing acknowledgements, representations and agreements. If the purchaser is acquiring any Rule 144A GDRs or Rule 144A Shares for the account of one or more QIBs, it represents that it has sole investment discretion with respect to each such account and that it has full power to make the foregoing acknowledgements, representations and agreements on behalf of each such account.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a *société anonyme* incorporated in the Hellenic Republic. Substantially all our assets are located in Greece. None of our directors, officers or the other persons named in this offering circular are residents of the United States. It may not be possible for you to effect service of process within the United States upon us or such persons with respect to matters arising under the federal securities laws of the United States, or to enforce against us or such persons in United States courts judgments obtained in United States courts predicated upon the civil liability provisions of the federal securities laws of the United States. There is doubt as to the enforceability in Greece, in original actions or in actions for enforcement of judgments of United States courts, of civil liabilities predicated solely upon the federal securities laws of the United States.

AVAILABLE INFORMATION

So long as any of the shares or GDRs are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act and we are not subject to the reporting requirements of Section 13 or 15(d) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act") nor exempt from reporting pursuant to Rule 12g3-2(b) thereunder, we will make available to any holder or beneficial owner of our shares or GDRs or shares represented thereby and to any prospective purchaser of such shares or GDRs or shares represented thereby, upon the request of such holder, beneficial owner or prospective purchaser, the information specified in and meeting the requirements of Rule 144A(d)(4) under the Securities Act.

We will also furnish to the Depositary copies of our annual report in English, which will include our audited consolidated financial statements prepared in accordance with international accounting standards ("IAS"). We will also furnish to the Depositary notices of shareholders' meetings and other reports and communications we make generally available to our shareholders, together with unaudited quarterly and six-monthly financial statements prepared in English and in accordance with IAS. Upon receipt of notices and other reports, the Depositary will make such notices and reports available to the holders of GDRs on the terms set out in the terms and conditions of the GDRs. You should read the "Terms and Conditions of the Global Depositary Receipts" for a more detailed description of the terms and conditions of the GDRs.

Pursuant to Greek law, we will be required to file with the ASE unaudited quarterly and six-monthly reports and audited annual reports according to accounting principles generally accepted in Greece ("Greek GAAP") within 60 days of the relevant period end and to publish such reports in two Greek newspapers. In addition, we will file with the UKLA the same information that we file with the ASE.

JURISDICTION AND SERVICE OF PROCESS IN THE UNITED STATES AND ENFORCEMENT OF FOREIGN JUDGMENTS IN GREECE

We are a *société anonyme* incorporated in the Hellenic Republic. Substantially all our assets are located in Greece. None of our directors, officers or the other persons named in this offering circular are residents of the United States. It may not be possible for you to effect service of process within the United States upon us or such persons with respect to matters arising under the federal securities laws of the United States, or to enforce against us or such persons in United States courts judgments obtained in United States courts predicated upon the civil liability provisions of the federal securities laws of the United States. There is doubt as to the enforceability in Greece, in original actions or in actions for enforcement of judgments of United States courts, of civil liabilities predicated solely upon the federal securities laws of the United States.

CONSENT TO SERVICE AND SOVEREIGN IMMUNITY

The Hellenic Republic is a sovereign state. Although the Hellenic Republic enjoys sovereign immunity and it currently owns 100% of our issued share capital and following the combined offering will own approximately 85% (or approximately 84% assuming no return transfer of shares pursuant to the over-allotment option), we do not enjoy sovereign immunity. We and the Hellenic Republic will irrevocably submit to the jurisdiction of any competent court in England in any action arising out of or based on the shares or GDRs brought by any holder of a share or a GDR. In addition, we and the Hellenic Republic irrevocably waive, to the fullest extent permitted by law, any immunity, including, in the case of the Hellenic Republic, foreign sovereign immunity from jurisdiction and, except as provided below, from execution or attachment or similar process to which we or the Hellenic Republic may otherwise be entitled in any such action in the competent courts of England or in any competent court in the Hellenic Republic.

The assets, revenues, claims and general property of the Hellenic Republic located in the territory of the Hellenic Republic were immune from forced execution, attachment, forced management or any similar process against the Hellenic Republic pursuant to Greek Legislative Decree 53/1974 and Greek Law 2462/1997, although a number of decisions of lower Greek courts (issued over the last two years) have challenged such immunity. However, as yet, there have been no similar decisions by the Greek supreme court. Pursuant to a recent amendment to Article 94, paragraph 4 of the Greek Constitution, court judgments may be executed compulsorily against the assets and general property of the Hellenic Republic. However, this Article 94 provides that such execution will apply according to a special statute which is yet to be adopted. There may also be immunity from execution or attachment or process in the nature thereof, and the foregoing waiver shall not constitute a waiver of such immunity, with respect to the premises of the Hellenic Republic's diplomatic missions in any jurisdiction which affords immunity thereto or with respect to assets of the Hellenic Republic outside the Hellenic Republic necessary for the proper functioning of the Hellenic Republic as a sovereign power.

The Hellenic Republic reserves the right to plead sovereign immunity under the U.S. Foreign Sovereign Immunities Act of 1976, as amended (the "Sovereign Immunities Act") with respect to actions brought against the Hellenic Republic under the United States federal securities laws or any state securities laws. In the absence of a waiver of immunity by the Hellenic Republic with respect to such actions, it would not be possible to obtain a United States judgment in an action against the Hellenic Republic, unless a court were to determine that the Hellenic Republic is not entitled under the Sovereign Immunities Act to sovereign immunity with respect to such action.

As a *société anonyme,* we are not subject to the same regime as the Hellenic Republic. Nevertheless, under Greek law, there can be no forced execution, attachment, forced management or any similar process against our fixed assets or our works in progress that are necessary for the performance of our public utility activities. A final judgment against the Hellenic Republic or us rendered by any competent English court will be recognised in Greece without being reviewed as to the merits according to the provisions of the 1968 Brussels Convention on enforcement of foreign judgments. A judicial duty equivalent to 0.7% of the amount claimed is payable to the Hellenic Republic upon the commencement of proceedings before a Greek court to obtain a judgment upon any such amount due from the Hellenic Republic or us.

FOREIGN CURRENCY PRESENTATION

Our financial statements are expressed in Greek drachmas. All references to "drachmas" or "GRD" are to Greek drachmas, all references to "$", "U.S. dollars" or "U.S.$" are to United States dollars, and all references to "euros" and "€" are to the lawful currency of the member states of the European Union which adopted the single currency in accordance with the Treaty Establishing the European Community (signed in Rome on 25th March, 1957), as amended by the Treaty on European Union (signed in Maastricht on 7th February, 1992). References to drachmas for the period after 1st January, 2001 are to a denomination of euro and, in respect of the period before 1st January, 2001, to the lawful currency at that time of Greece. In this offering circular, where indicated, the translations of Greek drachma amounts into euro have been made at the rate of € 1.00 = GRD 340.75, the conversion rate between the drachma and the euro fixed on 20th June, 2000. You should be aware that drachma amounts presented in this offering circular for periods prior to 20th June, 2000 have been translated into euro assuming the same conversion rate of € 1 = GRD 340.75.

FORWARD-LOOKING STATEMENTS

This offering circular includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions about our company and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties, assumptions and other important factors include, among others:

- General economic and business conditions;
- Political instability or military conflict in Europe, the Middle East or elsewhere;
- Industry trends;
- Competition;
- Changes in government, Greek legislation or European Union regulation;
- Our ability to reduce costs, including staffing costs;
- Availability of qualified personnel;
- Changes in business strategy or development plans;
- Availability, terms and deployment of capital;
- Currency fluctuations; and
- Our anticipated future revenues.

We are under no obligation to update or revise publicly any forward-looking statement. The forward-looking events discussed in this offering circular might not happen. In addition, you should not interpret statements regarding past trends or activities as promises that those trends or activities will continue in the future. All written, oral and electronic forward-looking statements attributable to us or to persons acting on our or its behalf are expressly qualified in their entirety by this cautionary statement.

PRESENTATION OF FINANCIAL INFORMATION

Historically, PPC prepared its financial statements in accordance with Law 1468/1950 for the establishment of PPC. With effect from 1st January, 2001, PPC was transformed into a *société anonyme* and, as part of this transformation, PPC S.A. became obliged to prepare its financial statements in accordance with Greek GAAP. We have restated our consolidated financial statements as at and for the years ended 31st December, 1998, 1999 and 2000 and as at and for and the six months ended 30th June, 2000 and 2001 according to Greek GAAP and in accordance with IAS.

This offering circular includes our audited consolidated financial statements as at and for the years ended 31st December, 1998, 1999 and 2000, and our audited consolidated financial statements as at and for the six months ended 30th June, 2000 and 2001, which were prepared in accordance with IAS and audited by Arthur Andersen, independent auditors. These audited consolidated financial statements are subject to qualifications by Arthur Andersen in their audit report. The Arthur Andersen report is qualified as to the sufficiency of detail of our fixed asset register, which precluded them from performing certain audit tests, and the absence of provisions in our financial statements, prior to 2000, for pensions and social security liabilities. You should read "Index to Financial Statements—Independent Auditors' Report" for further information about our financial statements.

Earlier this year we engaged American Appraisal (Hellas) Limited ("American Appraisal") to value our fixed assets in order to reflect their fair market value as at 31st December, 2000, the latest practicable date to which such valuation could be prepared given the length of American Appraisal's engagement. American Appraisal issued a report in September 2001, a summary of which is contained in the Appendix to this offering circular setting out the criteria used to derive the fair market value of our fixed assets. The American Appraisal valuation was based on a number of assumptions which are set out in the summary report included in this offering circular. We are in the process of revaluing our fixed assets, however, the fixed asset values in our audited consolidated financial statements included in this offering circular for the year ended 31st December, 2000 and for the six months ended 30th June, 2001 do not reflect the fair market value of such assets as established in the American Appraisal valuation. This is because we have not yet completed our fixed asset register, which we intend to complete by December 2002 and which will contain a comprehensive list as well as the fair market value of our fixed assets. Once this is completed, and as allowed under Greek law, we intend to incorporate the results of our revaluation into our financial statements as at 31st December, 2002, which, according to law, will be the end of our first financial year as a *société anonyme* further to completion of the fixed asset register.

The IAS financial statements presented in this offering circular include illustrative financial information for the purposes of providing the reader with a better understanding of the impact that a revaluation of our fixed assets recorded for the year ended 31st December, 2000, using American Appraisal's valuation, would have had on our equity and statements of operations. As this illustrative financial information is based on a valuation of our fixed assets without the benefit of a completed fixed asset register, there can be no assurance that this illustrative financial information will accurately reflect our true financial position or results of operations upon completion of the fixed asset register. You should read note 12 to the audited consolidated financial statements for a more detailed discussion on this illustrative financial information.

SUMMARY

The following summary does not contain all of the information that may be important to you. It is qualified in its entirety by, and should be read in conjunction with, the more detailed information, including the full description of our business in "Our Business", "Description of our Share Capital", "Terms and Conditions of the Global Depositary Receipts", "Summary of Provisions Relating to the GDRs While in Master Form" and our financial statements and the related notes, contained elsewhere in this offering circular.

Our Business

We are the largest electricity generator, the sole owner of transmission assets and the sole distributor of electricity in Greece, providing electricity to approximately 6.6 million customers, as at 30th June, 2001. In the year ended 31st December, 2000, we generated approximately 97% of the 49,863 GWh of electricity produced in Greece.

We are among the largest industrial enterprises in Greece in terms of assets and revenues. In the year ended 31st December, 2000, we achieved total sales of electricity of GRD 966,285 million (€ 2,835 million), profit from operations of GRD 153,138 million (€ 449.4 million) and profit after tax of GRD 8,470 million (€ 24.9 million). As at 31st December, 2000, we had an installed generating capacity of 11,121 MW.

As an integrated electric utility, we generate electricity in our 99 power generating stations, facilitate the transmission of electricity through approximately 10,890 kilometres of high voltage power lines and distribute electricity to consumers through approximately 195,000 kilometres of distribution network. We also produce the lignite for our lignite-fired power stations from our five lignite mines.

Strategy

Our strategic goals are to maintain our current leading position in the Greek electricity market, improve the efficiency of our operations and rationalise our capital expenditures. In addition, we will continue to explore growth initiatives such as diversification into telecommunications, to pursue international opportunities in our core business areas, and to develop renewable resources and co-generation.

Maintain our current leading position in the Greek electricity market: We aim to maintain our leading market share of generation and supply in the liberalised and growing Greek electricity market. As at 30th June, 2001, we had approximately 97% of generation capacity in Greece, an extensive installed generating capacity and transmission and distribution infrastructure. We also have accumulated commercial and technical knowledge and a recognised brand name in Greece.

Improve efficiency of our operations: As part of our on-going transformation from a state-owned utility to a commercial entity seeking to increase shareholder value, we will focus on reducing costs and increasing efficiency. Accordingly, we intend to:

- Reduce personnel costs—By 2005, we aim to reduce our staffing levels by 20% from the number of employees we had at 31st December, 2000 through natural attrition and constrained hiring.
- Improve operating efficiency—We will seek to reduce costs by engaging in preventative maintenance, improving the efficiency of our stations and equipment and improving management of our fuel costs. We will also attempt to reduce our costs by improving our inventory management and procurement practices, our real estate management as well as the payment terms with our suppliers.

Rationalise our capital expenditures: In seeking to increase shareholder value, we are introducing a programme to rationalise our capital expenditures and implementing guidelines based on strict financial returns for all new investments.

Growth initiatives: We are diversifying into the telecommunications industry, pursuing international opportunities, and developing renewable resources and co-generation.

- In telecommunications, we believe that we can exploit significant operating synergies and economies of scale by sharing customer service points, back office operations and our brand name between our electricity and telecommunications operations. Our ultimate objective is to offer a wide range of telecommunications services, encompassing fixed and wireless telephony and data transmission.
- Internationally, we are prepared to take a risk-controlled approach in situations where there are clear opportunities to add value for our shareholders.
- Through our wholly owned subsidiary, PPC Renewables, we are developing renewable generation opportunities, such as a recently constructed 10 MW wind park in Crete.
- Our wholly owned subsidiary, COGEN Hellas ("COGEN"), was established to pursue opportunities in co-generation in conjunction with small industrial and commercial companies, which can exploit the heat produced in the generation process.

You should read "Our Business—Strategy" for further information.

Regulation of the Greek Electricity Sector

The regulatory framework for the Greek electricity industry has changed significantly over the past year as a result of European Union and Greek government measures designed to increase competition in the electricity market. These changes have had and will continue to have a number of significant effects on our business. Greek Law 2773/1999 (the "Liberalisation Law") implements this new regulatory framework, while a Ministerial decision establishes that the market comprising all high- or medium-voltage electricity users, representing 34% of the electricity supply market in terms of power consumption, has been opened to competition.

Under that Ministerial decision, electricity customers are categorised as either Eligible Customers or Non-Eligible Customers. Eligible Customers are entitled to purchase electricity from the supplier of their choice on the basis of commercial contracts agreed between the customer and the supplier.

In addition, the Liberalisation Law provides for changes in the areas of generation, import, export, purchase and sale of electricity:

- The introduction of competition in power generation through the granting of authorisations to generate electricity in the interconnected system and through a tendering procedure for authorisations to provide generating capacity on the autonomous islands.
- The establishment of the Hellenic Transmission System Operator (the "HTSO") on 3rd May, 2001, as an independent entity to operate and ensure the maintenance and development of the interconnected transmission system and its interconnections with other networks.
- The establishment of the Energy Regulatory Authority (the "RAE") on 1st July, 2000, an independent authority responsible for regulating the energy market. The RAE mainly has an advisory and supervisory role while decision making power lies with the Minister of Development.
- The establishment of the Personnel Insurance Organisation (the "PIO"), on 1st January, 2001, as a separate pension fund in order to fund the social security expenses of our employees. You should read "Our Business—Employees" for a more detailed discussion of the PIO.

The Minister of Development, upon recommendation of the RAE, is considering a new tariff framework that we expect to take effect in the near future. The Minister of Development has recently made a statement indicating the criteria under which tariffs will be set in the near term.

You should read "Operating and Financial Review and Prospects" and "Regulation of the Greek Electricity Sector" for a more detailed discussion of the regulation of the Greek electricity market.

Recent Developments

In August 2001, we and our wholly owned subsidiary, PPC Telecommunications, and Evergy S.A. ("Evergy"), entered into a joint venture agreement with WIND Telecomunicazioni S.p.A. ("WIND"), in order to form a new company that will enter the telecommunications business in Greece, starting with the provision of fixed and fixed wireless telecommunications services, including internet and multimedia services. You should read "Operating and Financial Review and Prospects" for a more detailed discussion of this joint venture.

You should consider carefully all the information set out in this offering circular and, in particular, you should evaluate the specific factors under "Risk Factors" beginning on page 18 for considerations relevant to an investment in the shares and GDRs.

The Combined Offering

The following information assumes that the joint global coordinators, on behalf of the international managers and the Greek managers, do not exercise the over-allotment option and that there is no increase in the size of the combined offering, each as described in further detail below.

The Combined Offering:	The combined offering consists of the international offering, the Greek offering and the employee offering, comprising 12,000,000 shares offered by us and 23,000,000 shares offered by the Hellenic Republic.
The Selling Shareholder:	The Hellenic Republic currently owns 100% of our issued share capital. Following the combined offering, the Hellenic Republic will own approximately 85% of our share capital (or approximately 84% assuming no return transfer of shares pursuant to the over-allotment option). Under Greek law and under a provision of our articles of incorporation, the Hellenic Republic's participation in our share capital may not be less than 51% of our voting shares in existence at any time. This requirement can only be changed by further legislation.
Securities Offered in the Combined Offering:	35,000,000 shares directly or in the form of GDRs.
The International Offering:	The international offering consists of an offering by us and the Hellenic Republic of 15,326,940 shares directly or in the form of GDRs, to: • institutional investors outside the United States in reliance on Regulation S under the Securities Act; and • qualified institutional buyers in the United States as defined in and in reliance on Rule 144A under the Securities Act.
The Greek Offering:	The Greek offering consists of an offering by us and the Hellenic Republic of 18,034,600 shares to the public and to institutional investors in Greece. Shares offered to the public in Greece will be offered at an offering price of € 12.32, a 3% discount to the institutional offering price (the "Greek retail price"). In addition, retail investors will receive one share for every ten shares held for a six month period, up to a maximum of 200 shares per retail investor.
The Employee Offering:	The employee offering consists of an offering by the Hellenic Republic of 1,638,460 shares to our employees through a private placement. Shares offered to the employees will be offered at € 11.09, a 10% discount to the Greek retail price. In addition, employees will receive one bonus share for every ten shares held for a twelve month period, up to a maximum of 200 shares per employee.
Privatisation Certificates:	The Hellenic Republic has issued two series of privatisation certificates, which provide their holders with a right to exchange certificates for shares at a 5% discount in future privatisation offerings by the Hellenic Republic. Holders of privatisation certificates were entitled to preferential allocation over 64% of the shares to be sold by the Hellenic Republic in the

	combined offering. To the extent that holders of privatisation certificates did not exercise their right to exchange their certificates for our shares, these shares have been made available in the combined offering. Holders of privatisation certificates will receive 6,970,140 shares in the combined offering.
Over-allotment Option:	The joint global coordinators, on behalf of the international managers and the Greek managers, exercised an option to procure the transfer by the Hellenic Republic of 2,320,000 shares, or 6.6% of the shares being offered in the combined offering (the "additional shares"), in order to meet excess demand. National Bank of Greece, as stabilising manager in connection with the Greek offering and Goldman Sachs International in connection with the GDRs sold in the international offering, can use the proceeds of sale of the additional shares to effect transactions with a view to supporting the market price of the shares or GDRs at a higher level than that which might otherwise prevail during a 30 day period from the date on which dealings in the shares commence on the ASE. At the end of the period, the stabilising managers must transfer any shares purchased with such proceeds of sale, together with any remaining balance, to the Hellenic Republic. Assuming no return transfer of shares to the Hellenic Republic at the end of the period, the Hellenic Republic will own approximately 84% of our shares after the combined offering. The additional shares are to be sold on the same terms as the shares in the combined offering.
Offering Price:	€ 12.70 per share and GDR, which represents a premium of approximately € 9.77 over the nominal value of shares.
Shares to be outstanding immediately after the Combined Offering:	232,000,000 shares.
The GDRs:	Each GDR will represent the right to receive one share. The GDRs will be issued under a deposit agreement with The Bank of New York as depositary. If you purchase your shares in the form of GDRs, you will have no direct rights against us pursuant to the deposit agreement although you will have certain rights under a Deed Poll issued by us in connection with the GDRs. You should read "Terms and Conditions of the Global Depositary Receipts" and "Summary of Provisions Relating to the GDRs While in Master Form" for a more detailed discussion of the GDRs.
Voting Rights:	Our articles of incorporation contain certain provisions that restrict the voting rights of all shareholders, subject to certain exceptions. If at any time you hold in excess of 5% of our voting shares, you may not have the right to attend and vote at any general assembly of shareholders in respect of that portion of your shareholding that exceeds 5%. These voting restrictions are not applicable to the Hellenic Republic, banks and depositaries, including the Depositary. The Depositary may vote, in the aggregate, a greater percentage of shares on behalf of the underlying investors who, individually, hold no more than 5% of our shares.

Dividend Policy:	According to our articles of incorporation and Greek law, we must pay a minimum dividend equal to the greater of (a) 6% of our paid-up share capital or (b) 35% of our net profits for that year after the formation of ordinary reserves. Calculation of all such amounts is based on our financial statements prepared according to Greek GAAP. We intend to implement a progressive dividend policy which will be in line with our industry peers in Europe. You should read "Dividend Policy" for a more detailed discussion of our dividends policy.
Use of Proceeds:	You should read "Use of Proceeds" for a more detailed discussion of our planned use of the proceeds. We will not receive any proceeds from the sale of shares by the Hellenic Republic.
Listing and Trading:	The shares are not currently listed on any securities exchange and, prior to the combined offering, there has been no market for the shares or the GDRs. We have applied to list the shares on the ASE. We have also applied to the UKLA for admission of the GDRs to the official list maintained by the UKLA and to the LSE for admission of the GDRs to trading by the LSE. We expect trading in the shares on the ASE to commence on or about 12th December, 2001. We expect trading in the GDRs on the LSE to commence at 9:00 a.m. (London time) on or about 12th December, 2001.
Lock-ups:	We and the Hellenic Republic have agreed, during the period of 180 days from the date of this offering circular, not to, directly or indirectly, offer, sell, contract to sell or issue or otherwise dispose of any shares of the same class or series as the shares or GDRs, including but not limited to any securities that are convertible into or exchangeable for, or that represent the right to receive shares or GDRs or any such substantially similar securities, or purchase or sell any option or other guarantee or enter into any swap, hedge or other agreement that would have similar economic consequences to the foregoing, in each case without the prior written consent of the joint global coordinators (such consent not to be unreasonably withheld).
Transfer Restrictions:	You should read "Transfer Restrictions and Settlement" for a more detailed discussion of the restrictions on transfers of the shares and GDRs.
Payment and Settlement:	The shares and GDRs are being offered by the international managers, directly or through their qualified affiliates, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the shares and GDRs will be made available for delivery in Athens and London, respectively, on or about 12th December, 2001. The shares will be accepted for delivery through the facilities of the CSD against payment in immediately available funds. The Rule 144A GDRs and the Regulation S GDRs will be accepted for delivery through Euroclear or Clearstream against payment in immediately available funds.

GDR Security Numbers:	Regulation S GDRs		
	ISIN:	XS0139847601	
	Common Code:	013984760	
	Rule 144A GDRs		
	ISIN:	XS0139849052	
	Common Code:	013984905	
Share Security Number:	ISIN:	GRS434003000	
Our Principal Executive Office:	30 Chalkokondyli Street, Athens 10432, Greece.		
	Telephone (+30) 1 523 0301		

Summary Consolidated Financial and Operating Data

The following summary presents certain of our consolidated financial data as at and for the three years ended 31st December, 2000 and as at and for the six months ended 30th June, 2000 and 2001, together with certain operating data as at and for the three years ended 31st December, 2000 and as at and for the six months ended 30th June, 2000 and 2001. The consolidated financial data as at and for the years ended 31st December, 1998, 1999 and 2000, and as at and for the six months ended 30th June, 2000 and 2001, has been derived from our audited consolidated financial statements. This offering circular includes our audited consolidated financial statements as at and for the years ended 31st December, 1998, 1999 and 2000, and our audited financial statements as at and for the six months ended 30th June, 2000 and 2001, which were prepared in accordance with IAS and audited by Arthur Andersen, independent auditors. These audited consolidated financial statements are subject to qualifications by Arthur Andersen in their audit report. You should read "Index to Financial Statements—Independent Auditors' Report" for further information about our financial statements.

IAS differs in certain significant respects from both Greek GAAP and accounting principles generally accepted in the United States ("U.S. GAAP"). You should read note 36 and note 37 to the audited consolidated financial statements for a discussion of certain significant differences between IAS and Greek GAAP and between IAS and U.S. GAAP.

You should read this data together with "Operating and Financial Review and Prospects" and our audited consolidated financial statements and the related notes, included elsewhere in this offering circular.

Statements of Operations Data:

	Year ended 31st December,				Six months ended 30th June,			
	1998	1999	2000	2000	2000	2000	2001	2001
	(GRD million)			(euro million)(1)	(GRD million)	(euro million)(1)	(GRD million)	(euro million)(1)
Revenues	848,842	906,246	977,327	2,868	477,396	1,401	501,883	1,473
Payroll cost	260,343	277,588	233,396	685	118,259	347	122,642	360
Fuel cost	266,303	283,730	408,458	1,199	176,724	519	202,201	593
Depreciation & amortisation	53,499	60,629	87,815	257	30,757	90	38,795	114
Other expenses	67,424	81,105	94,520	277	50,609	148	41,581	122
Cost of energy sold	647,569	703,052	824,189	2,418	376,349	1,104	405,219	1,189
Profit from operations	201,273	203,194	153,138	450	101,047	297	96,664	284
Financial income (expense)	(205,439)	(185,102)	(136,002)	(399)	(74,162)	(218)	(49,601)	(146)
Other income (expense)	9,238	12,714	5,235	15	5,489	16	2,177	6
Profit before tax	5,072	30,806	22,371	66	32,374	95	49,240	145
Tax	(6,070)	(9,035)	(13,901)	(41)	(8,842)	(26)	(13,707)	(40)
Profit (loss) after tax	(998)	21,771	8,470	25	23,532	69	35,533	104
Earnings per share, basic and diluted (GRD/euro per share)	(4.54)	98.96	38.50	0.11	106.96	0.31	161.51	0.47

(1) Solely for the convenience of the reader, drachma amounts have been translated into euro at the rate of € 1.00 = GRD 340.75, the conversion rate fixed on 20th June, 2000.

(2) The weighted average number of shares throughout each period was 220,000,000.

Balance Sheet Data:

	Year ended 31st December,				Six months ended 30th June,			
	1998	1999	2000	2000	2000	2000	2001	2001
	(GRD million)			(euro million)(1)	(GRD million)	(euro million)(1)	(GRD million)	(euro million)(1)
Assets								
Cash and cash equivalents	19,524	25,493	4,754	14	39,360	115	121,514	357
PPC Personnel Insurance Organisation	0	0	92,878	273	51,606	151	35,879	105
Other current assets	423,454	465,332	433,129	1,271	436,940	1,282	431,654	1,267
Fixed assets, net	1,659,898	1,787,487	1,970,723	5,783	1,864,122	5,471	2,046,079	6,005
Other non-current assets	61,628	61,043	55,909	164	55,416	163	54,898	161
Total assets	2,164,504	2,339,355	2,557,393	7,505	2,447,444	7,182	2,690,024	7,894
Liabilities								
Current portion of debt	304,030	270,362	208,964	613	191,924	563	198,325	582
Other current liabilities	171,896	191,950	230,485	676	225,460	662	239,441	703
Long-term debt, net of current portion	1,184,759	1,320,589	1,537,453	4,512	1,449,714	4,254	1,607,711	4,718
Other non-current liabilities	491,081	521,742	539,637	1,584	524,222	1,538	583,692	1,713
Total liabilities	2,151,766	2,304,643	2,516,539	7,385	2,391,320	7,017	2,629,169	7,716
Equity								
Share capital	0	0	220,000	646	0	0	220,000	646
State contributions	38,797	38,797	0	0	38,797	114	0	0
Accumulated deficit and reserves	(26,059)	(4,085)	(179,146)	(526)	17,327	51	(159,145)	(468)
Total equity	12,738	34,712	40,854	*120*	56,124	165	60,855	178
Total liabilities and equity	2,164,504	2,339,355	2,557,393	7,505	2,447,444	7,182	2,690,024	7,894

(1) Solely for the convenience of the reader, drachma amounts have been translated into euro at the rate of € 1.00 = GRD 340.75, the conversion rate fixed on 20th June, 2000.

Cash Flow Data:

	Year ended 31st December,				Six months ended 30th June,			
	1998	1999	2000	2000	2000	2000	2001	2001
	(GRD million)			(euro million)	(GRD million)	(euro million)	(GRD million)	(euro million)
Cash Flow Data								
Net cash from operating Activities . .	233,637	238,710	220,568	647	143,361	421	197,872	581
Net cash used in investing Activities	(187,305)	(163,935)	(261,536)	(768)	(96,140)	(282)	(91,810)	(269)
Net cash from (used in) financing Activities	(46,540)	(68,806)	20,229	59	(33,354)	(98)	10,698	31
Net increase (decrease) in cash and cash equivalents	(208)	5,969	(20,739)	(61)	13,867	41	116,760	343
Cash and cash equivalents at beginning of year/period	19,732	19,524	25,493	75	25,493	75	4,754	14
Cash and cash equivalents at end of year/period	19,524	25,493	4,754	14	39,360	116	121,514	357

(1) Solely for the convenience of the reader, drachma amounts have been translated into euro at the rate of € 1.00=GRD 340.75, the conversion rate fixed on 20th June, 2000.

Summary Operating Data (unaudited):

	Year ended 31st December,			Six months ended 30th June,	
	1998	1999	2000	2000	2001
Installed capacity (MW)	10,296	10,997	11,121	11,093	11,158
Net production (GWh)	41,834	44,777	48,483	23,732	22,742
Capital expenditure (GRD million) (audited)	234,017	226,484	311,039	126,409	133,233

Summary Illustrative Financial Information

American Appraisal have issued a report, a summary of which is included in this offering circular, setting out the criteria used to derive the fair market value of our fixed assets. The summary illustrative financial information below has been derived from note 12 to the audited consolidated financial statements. The illustrative financial information in note 12 has been prepared to provide the reader with a better understanding of the impact that a revaluation of our fixed assets recorded for the year ended 31st December, 2000, using American Appraisal's valuation of fixed assets, would have had on our equity and statements of operations. The summary illustrative financial information below, which has been prepared in accordance with IAS, does not show separately those items in the statements of operations and balance sheet that are not impacted by the adjustment of asset values. You should read note 12 to the audited consolidated financial statements for more information on this illustrative financial information.

The revaluation would have resulted in an increase in fixed assets of GRD 990,369 million (€ 2,906 million). According to the illustrative asset values shown in note 12 to the audited consolidated financial statements, depreciation and amortisation for the year ended 31st December, 2000 would have been GRD 151,132 million (€ 443.5 million) as compared with GRD 73,041 million (€ 214.3 million) on a historical basis, as reflected in the audited consolidated financial statements for the same period. The increase in these charges reflects the effect of the higher value of fixed assets. According to the illustrative asset values shown in note 12 to the audited consolidated financial statements, loss after tax for the year ended 31st December, 2000 would have been GRD 69,621 million (€ 204.3 million) as compared with a profit after tax of GRD 8,470 million (€ 24.9 million) on a historical basis, as reflected in the audited consolidated financial statements, for the same period due to increased depreciation and amortisation resulting from higher fixed asset values. The following summary presents certain of the illustrative financial information included in note 12 to the audited consolidated financial statements:

Statements of Operations Data:

	Year ended 31st December, 2000			Six months ended 30th June, 2000			Six months ended 30th June, 2001		
	Audited GRD million	Illustrative GRD million	Illustrative euro million[1]	Audited GRD million	Illustrative GRD million	Illustrative euro million[1]	Audited GRD million	Illustrative GRD million	Illustrative euro million[1]
Revenues	977,327	977,327	2,868	477,396	477,396	1,401	501,883	501,883	1,473
Operating expenses (excluding depreciation) . .	751,148	751,148	2,204	345,592	345,592	1,014	366,424	366,424	1,075
Depreciation & amortisation . .	73,041	151,132	443	30,757	71,671	210	38,795	80,854	238
Other	130,767	130,767	384	68,673	68,673	202	47,424	47,424	139
Profit before tax . .	22,371	(55,720)	(163)	32,374	(8,540)	(25)	49,240	7,181	21
Provision for income tax[2]	(13,901)	(13,901)	(41)	(8,842)	(8,842)	(26)	(13,707)	(13,707)	(40)
Profit (loss) after tax	8,470	(69,621)	(204)	23,532	(17,382)	(51)	35,533	(6,526)	(19)

(1) Solely for the convenience of the reader, illustrative drachma amounts have been translated into euro at the rate of € 1.00 = GRD 340.75, the conversion rate fixed on 20th June, 2000.

(2) The tax deductibility of the additional depreciation charge which relates to the fixed assets appraisal has been approved by the Ministry of Finance, but its exact application and extent is still to be determined. Accordingly, the related tax effect is not reflected in the above provision.

Balance Sheet Data:

	Year ended 31st December, 2000		
	Audited GRD million	**Illustrative GRD million**	**Illustrative euro million(1)**
Assets			
Fixed assets	1,971,987	2,962,356	8,694
Other assets	585,406	585,406	1,718
Total assets	2,557,393	3,547,762	10,412
Liabilities and Shareholders' Equity			
Liabilities	2,516,539	2,516,539	7,385
Shareholders' Equity			
Share capital	220,000	220,000	646
Appraisal surplus, net	0	990,369	2,907
Accumulated deficit and reserves	(179,146)	(179,146)	(526)
Total equity	40,854	1,031,223	3,027
Total liabilities and shareholders' equity	2,557,393	3,547,762	10,412

(1) Solely for the convenience of the reader, illustrative drachma amounts have been translated into euro at the rate of € 1.00 = GRD 340.75, the conversion rate fixed on 20th June, 2000.

RISK FACTORS

An investment in our shares or GDRs involves certain risks. You should carefully consider all the information contained in this offering circular, including the risks described below, before making any investment decision with respect to the shares or GDRs.

Factors relating to the Company

Our financial statements are subject to a qualified audit report as to, inter alia, the sufficiency of detail of our fixed asset register

Prior to our transformation into a *société anonyme*, we did not keep complete records of our fixed assets and, as a result, our fixed asset register does not provide sufficiently detailed information that would enable us to determine each of our fixed assets. We expect to update our fixed asset register in order to provide sufficient detail regarding our fixed assets by December 2002. Consequently, Arthur Andersen have qualified their audit report with respect to the audited consolidated financial statements included in this offering circular as to, *inter alia*, the sufficiency of detail of our fixed asset register. You should read the "Index to Financial Statements—Independent Auditors' Report" included elsewhere in this offering circular for more information.

We are in the process of revaluing our fixed assets, however, these values have not been reflected in our audited balance sheets or statements of operations included in this offering circular

We have engaged American Appraisal to value our fixed assets in order to reflect their fair market value. American Appraisal have issued a report, a summary of which is contained in this offering circular, setting out the criteria used to derive the fair market value of our fixed assets. We are in the process of revaluing our fixed assets, however, the fixed asset values in our audited consolidated financial statements included in this offering circular for the year ended 31st December, 2000 do not reflect our revaluation and therefore do not reflect the fair market value of these assets. This is because we have not yet completed our fixed asset register, which we intend to complete by December 2002 and which will contain a comprehensive list as well as the fair market value of our fixed assets.

Once the fixed asset register is completed and as allowed under Greek law, we intend to incorporate the results of our revaluation into our financial statements as at 31st December, 2002. However, we have presented illustrative financial information in this offering circular for the purposes of providing the reader with a better understanding of the impact that a revaluation of our fixed assets recorded for the year ended 31st December, 2000, using American Appraisal's valuation of our fixed assets, would have had on our equity and statements of operations. As this illustrative financial information is based on a valuation of our fixed assets without the benefit of a completed fixed asset register, there can be no assurance that this illustrative financial information will accurately reflect our true financial position or results of operations upon completion of the fixed asset register. Therefore, we cannot assure you that the amounts shown in our financial statements as at and for the year ended 31st December, 2002, which will include the results of our asset revaluation, will not differ materially from amounts indicated in the illustrative financial information. Such differences could arise during the course of completing our fixed asset register and in the course of reconciling the results of our physical inventory to the accounting records and the work of American Appraisal. We will also have to take account of any additions or disposals of fixed assets made since 31st December, 2000.

Our exposure to legal liability is significant

We are defendants in a significant number of legal proceedings arising from our operations, with a total estimated exposure of up to GRD 138 billion (€ 404.9 million). While we have obtained judgements in our favour in some of the legal proceedings at the first and second instance we are not able to predict the ultimate outcomes, which may be unfavourable to us. We are also involved in certain litigation with potential environmental liability which, although it may not involve financial penalties and therefore cannot be quantified, if determined unfavourably, could have a material adverse effect on our financial condition or business operations.

The aggregate amounts we may be required to pay may be significant. We have established a reserve for litigation where we consider it probable that a claim will be resolved unfavourably and where we can reasonably estimate the potential loss involved. It is possible that we have made insufficient provisions for litigation risk. Accordingly, any claims settled unfavourably in excess of these provisions could have a material adverse effect on our financial condition and results of operations. You should read "Our Business—Legal Proceedings" for a more detailed discussion of these legal proceedings.

In addition, we are involved in legal proceedings that have been brought on behalf of various groups of pensioners with total estimated claims of GRD 206 billion (€ 604.5 million). We have established no reserve for these claims as, under Greek law and as confirmed by an independent legal opinion we have obtained, the PIO would be the defendant in the proceedings relating to pension benefits. However, there can be no assurance that we will not be required to pay any sums pursuant to these proceedings.

You should read "Our Business—Legal Proceedings" and "Risk Factors—We could have significant pension liabilities in the future" for a more detailed discussion of these legal proceedings and our pension liabilities.

We could have significant pension liabilities in the future

Prior to 1st January, 2000, we were required to provide pension, healthcare and welfare benefits for our employees and pensioners rather than participate in standard, state-sponsored social security programmes. Until that time, because of uncertainties regarding the level of our legal obligations arising from the pension, medical and other benefits of our employees and pensioners, we were accounting for such costs on a cash basis, rather than on an actuarially determined basis. Thus, no financial reserves were maintained to cover current or accrued pension liabilities. By 31st December, 1999, our potential exposure for social security liabilities was estimated to be approximately GRD 3.5 trillion (€ 10.27 billion).

As of 1st January, 2000, PIO, a specific pension fund established for us under the Liberalisation Law, and pursuant to collective agreements with our unions, is responsible for all pension benefits, healthcare insurance and other social security expenses for our employees and pensioners. The PIO is a public entity supervised by the Hellenic Republic. Following its establishment, we are no longer obliged to make any payments in respect of pensions or healthcare, and we have no pension liability except certain contributions, generally determined for all employers in Greece, as a percentage of an employee's salary. All employer, employee and pensioner contributions are paid to the PIO. You should read "Our Business—Pension benefits" for a more detailed discussion of pension benefits.

Under the Liberalisation Law enacted on 22nd December, 1999, which ratified the collective agreements with our unions, the Hellenic Republic assumed the obligation to meet any differences between the total income of the PIO and its payment obligations for pension and healthcare benefits. Although, at present, we have no obligation under existing laws to cover any future differences between the total income of the PIO and its payment obligations assumed by the Hellenic Republic, there can be no assurance that the existing social security laws will remain unchanged, or that we will not be required in the future, by law or otherwise, to contribute or provide additional funds to the PIO.

The methodology for establishing future tariffs has not yet been finalised

The Hellenic Republic has appointed an independent regulator, the RAE, to regulate the electricity industry pursuant to basic principles established by the Liberalisation Law. The level of customer electricity tariffs that all suppliers, including ourselves, charge customers for electricity, the tariffs the HTSO charges all suppliers, including ourselves for connecting to and using the interconnected transmission system and the tariffs that we charge all suppliers for use of our distribution network, are determined by the Ministry of Development on the recommendation of the RAE. Although the Ministry of Development has made a statement indicating the criteria under which tariffs will be set in the near term, there can be no assurance as to the level of tariffs. These new tariffs will be finalised and implemented after the combined offering.

Furthermore, although the RAE is required by Greek law to provide recommendations with respect to the level of tariffs, there is no requirement for the Ministry of Development to follow such recommendations. For example, in July 2001 the RAE proposed a tariff increase of 6% and the

Ministry of Development increased tariffs by between 3.5% and 5%, depending on customer categories. In addition, for so long as we supply at least 70% of the Eligible Customer market, the Ministry of Development will continue to set the maximum electricity tariff that we may charge to Eligible Customers.

Future electricity tariffs, which we cannot currently control or predict, may change in ways that could have a material adverse effect on our business, financial condition or results of operations. You should read "Regulation of the Greek Electricity Sector" for a more detailed discussion of tariffs and the regulations applicable to Eligible Customers.

We have incurred significant indebtedness to finance our capital expenditure requirements

We have incurred long-term debt to fund our capital resource requirements. As at 30th June, 2001, our outstanding long-term debt was approximately GRD 1,799 billion (€ 5.27 billion). We may have to allocate increasing amounts of cash flow to service our debt obligations, depending on the level of debt, prevailing interest rates and, to a lesser extent, exchange rate fluctuations. This could have an adverse effect on our financial condition and results of operations and also impact our ability to obtain future financing.

Fuel costs and hydrological conditions may have a significant impact on our operating costs

The price of oil and natural gas significantly affects our operating costs. For the six months ended 30th June, 2001, approximately 15% of our net electricity production, in terms of GWh, was from oil-fired power stations and approximately 12% was from natural gas-fired power stations, accounting for 36% and 28% of our total fuel costs, respectively, during that period. As we do not hedge against volatility in oil and natural gas prices, any increase in the price of oil or natural gas could have a material adverse effect on our financial condition and results of operations. Much of our oil-fired capacity is on the autonomous islands (as defined in "Our Business — Overview", where we are the principal generator and sole supplier, and where our tariffs are fixed at the same levels as those for the interconnected system.

In an average year, based on annual net production data from 1996 to 2000, approximately 10% of our annual net electricity production has been from our hydroelectric stations, despite the fact that this source represented approximately 25% of our total installed capacity during the same period. In dry years, we rely more heavily on electricity purchases from abroad and thermal production, mainly from gas-fired and oil-fired power stations, as the lignite-fired power stations are base load stations, which increases our operating costs. As a consequence, variations in hydrological conditions can have an adverse impact on our results of operations.

As tariffs are determined by the Ministry of Development, we do not currently, and in the future may not be able, to pass any increased fuel costs to our customers. You should read "Our Business— Generation" for a more detailed discussion of our primary sources of electricity production.

Regulatory changes may have a material adverse effect on our business and results of operations

The laws, regulations and policies of the European Union and the Hellenic Republic affect our business, financial condition and results of operations. Regulation of the Greek electricity market has changed significantly in 2001 following the implementation into Greek law of the provisions of Directive 96/92 of the European Parliament (the "Electricity Directive") by the Liberalisation Law, which was designed to liberalise and create more competition in the Greek electricity market. The restructuring and other changes to our business driven by the new regulatory framework may have a material adverse effect on our business, financial condition and results of operations.

To comply with the Liberalisation Law, we:

- Have transferred the management and operation of the interconnected transmission system to the HTSO, of which the Hellenic Republic owns 51% in accordance with the Liberalisation Law; and
- Are reorganising our generation, transmission, distribution and mining operations into separate business units with their own management. Each business unit will be responsible for controlling its own costs and achieving its own operating targets.

The Liberalisation Law changed significantly how we operate and the regulations with which we must comply. The regulatory framework implementing the Liberalisation Law is in the process of being completed and some of the detailed regulations implementing the Liberalisation Law, including the Network Code, which will govern access to, and operation of, the distribution network, have not been finalised. Accordingly, the obligations to which we are subject and the economic terms of some of our operations, such as distribution, may change in the near future.

The European Commission monitors the implementation of the Electricity Directive and other applicable European Union laws in the Hellenic Republic to ensure that the Greek regulatory regime complies with the Electricity Directive and other European Union laws and regulations, such as provisions relating to state aid. We cannot assure you that the European Commission will not take action or that Greek law and regulations will not change in the future pursuant to decisions of European Union institutions in respect of relevant directives and European Union laws and regulations. Any such action by the European Commission or changes may also lead to the repayment by us of certain benefits received in the past. In addition, future changes in European Union or Greek government policy may influence regulation and affect our business in ways that we cannot predict at this time. You should read "Regulation of the Greek Electricity Sector—Future developments" for a more detailed discussion on regulatory changes.

The competition we face in the electricity generation and supply markets will increase and we expect to lose some of our current market share

Until 2001, we faced virtually no competition in the electricity generation and supply markets in Greece. The expected increase in competition under the new electricity market structure may have a material adverse effect on our results of operations and financial condition.

Electricity tariffs in Greece, as established by the Ministry of Development, are currently among the lowest in the European Union. We do not believe that, under the current tariff regime, we will face any significant competition in the Greek electricity market. However, particularly if electricity tariffs significantly increase, we expect that we will face increased competition in the generation and supply of electricity in the Greek market and may lose a significant portion of our current share of that market.

The Hellenic Republic has had, and may continue to have, a significant impact on our operations

Governmental influence in the past

In the past, the Hellenic Republic significantly influenced our management policies. Certain of our operations and some of our commercial decision-making were affected by the political and economic objectives of the Greek government.

Although we now base business decisions on commercial criteria, we continue to have obligations under some non-commercial contracts we entered into in the past. For example, arrangements with our two largest corporate customers, Larco S.A. ("Larco") and Aluminium Company of Greece S.A. ("Aluminium"), were not entered into on commercial terms but rather on terms consistent with Greek government policies. You should read "Relationship with the Selling Shareholder" for a more detailed discussion of our contract with Larco. In addition, there can be no assurance that we will not be subject to influence from the Hellenic Republic in the future to enter into contracts under terms that are disadvantageous to us.

The Hellenic Republic will continue to be our majority shareholder after the combined offering

Following the combined offering, the Hellenic Republic will directly control approximately 85% of our outstanding share capital, or approximately 84% of our outstanding share capital assuming no return transfer of shares pursuant to the over-allotment option. This holding will allow the Hellenic Republic to have significant influence over decisions submitted to a vote of our shareholders.

The Hellenic Republic will exercise its rights as a shareholder through the mechanisms of Greek corporate law and our articles of incorporation. Our articles of incorporation provide that certain decisions submitted to shareholders for a vote are to be determined by a simple voting majority at any general assembly of shareholders. Decisions subject to a simple majority of votes include: election of members of the board of directors and the Chief Executive Officer, the distribution of annual profits and the approval of our annual financial statements. So long as the Hellenic Republic holds a majority

of our shares, the Greek government will have the right, as controlling shareholder (in addition to the decisions referred to above), to:

- Affect a number of important actions through the exercise of its power to block capital increases and other amendments to our articles of incorporation; and
- Elect six out of the 11 members of our board of directors, including the Chief Executive Officer.

Accordingly, actions of the Hellenic Republic, acting through the Minister of Finance, could have a significant impact on our management, policies and business decisions.

We expect to be able to follow our current commercially-oriented strategy as discussed in "Our Business—Strategy" for the foreseeable future. However, there can be no assurance that our current senior management will continue to serve in their current capacities or that our commercial initiatives and policies will not be discontinued if there is a change in government policy.

We may be required to take decisions that could have a negative impact on our profitability

We do not expect to increase significantly our capacity investments in Greece over the next few years, beyond our planned expenditure for additional generating capacity in Komotini, Florina, Messochora, Linoperamata and Atheninolakkos. Additional generating capacity may, however, be required to meet expected demand and to fulfil our role as supplier of last resort under the Liberalisation Law. Depending on the number of new entrants in the Greek electricity market over the next few years, we may be required by the Hellenic Republic to build additional generating capacity. As we currently operate in an environment of low tariffs relative to other European Union member states, we may not be able to achieve sufficient returns on our investment in additional generating capacity and therefore, such investment may have an adverse effect on our profitability.

In addition, the HTSO may require us to invest in the interconnected transmission system to improve the capacity, efficiency and quality of the transmission system assets. We may be required to incur all expenses in connection with such investments. While the Liberalisation Law presently contemplates that we are entitled to compensation from the HTSO for all or part of these expenses, through payment of an annual fee which is provided for under the Liberalisation Law, our eventual compensation by the HTSO will be linked to a reasonable profit, as determined by the Ministry of Development following the RAE's recommendation. We do not have control over the determination of this reasonable profit and costs and there can be no assurance that the profit and the compensation we will receive will cover the actual costs to us, including any financing cost, of us undertaking any investments at the HTSO's request.

We may lose some of the rights and privileges that we have enjoyed in the past

In the past, in common with other public sector companies, we have enjoyed certain rights and privileges including, for example, an exemption from the mandatory obligation to insure our vehicles and immunity from confiscation of certain of our assets. There can be no assurance that we will continue to enjoy such rights and privileges in the future and the loss of such rights and privileges may require us to incur additional, unanticipated expenditures, including the repayment of the value of such rights and privileges enjoyed in the past.

We are diversifying our business into telecommunications and may further diversify internationally or into other businesses which could entail risks

We are diversifying our business into telecommunications, which is a business area outside our core electricity business. Although we expect synergies to be gained by using our existing infrastructure and technological expertise related to our core business, as well as the benefits of a large customer base, we will face new commercial and other risks in entering the telecommunications business and a regulatory regime that differs from the risks and regulations that we faced in the context of our core business.

In addition, we are prepared to pursue international opportunities and we may also seek to diversify our core electricity business through strategic acquisitions, including, for example, the exercise of an option which may be granted to us by the Hellenic Republic to purchase shares in DEPA, the currently state-controlled Greek public gas corporation in which Hellenic Petroleum ("ELPE") currently holds 35%. These acquisitions could have an impact on our business focus and lead to changes in our strategy and management.

We are subject to certain laws and regulations generally applicable to public sector companies

So long as the Hellenic Republic holds at least 51% of our share capital, we will, in some respects, continue to be classified as a public sector company in Greece. As a public sector company, we will be subject to certain laws and regulations generally applicable to public sector companies in Greece affecting some aspects of our business, including but not limited to the hiring, dismissal and compensation of employees and our procurement policies. These laws and regulations, which do not apply to our current competitors and are not likely to apply to future competitors, may have a material adverse impact on our results of operations and may also limit our operational flexibility.

Our initiatives aimed at increasing our profitability and competitiveness may not be successful

We have implemented new initiatives designed to enhance our profitability, reduce our costs and improve our ability to compete successfully in a liberalised market. We are continuing to develop these initiatives. These initiatives include:

- Constrained hiring and reduction of our staffing levels through natural attrition;
- Implementation of preventative procedures for repairs and maintenance programmes;
- Rationalisation of capital expenditures;
- Application of strict investment criteria in the evaluation of new infrastructure projects;
- Development of renewable resources and co-generation; and
- Diversification into telecommunications.

We have hired outside specialist consultants to help us with certain of these initiatives. In addition, we have recruited some of our senior managers from the private sector to help us implement our initiatives. The degree of success of our strategy depends, in part, on factors outside our control, such as the development of the Greek economy and of the Greek electricity market as well as Greek labour laws and the acceptance by our employees of new management initiatives. In addition, there can be no assurance that we will be able to implement successfully, or realise fully the benefits of, these initiatives.

Our ability to reduce staff is limited

A key part of our strategy to enhance our profitability and ability to compete successfully is to make our operations more efficient. Our ability to reduce staff, in order to improve efficiency and reduce our costs, is limited by:

- Greek laws and collective bargaining agreements with our unions; and
- Our past practice of terminating employees' contracts only "for cause".

In 2001, we reduced our staff levels by seconding employees to the PIO and the HTSO. However, we do not expect to reduce our staff levels by further secondments in the future. As a result, we will depend on constrained hiring and natural attrition to achieve staff reductions. These methods will restrict our ability to reduce staff numbers to the optimum level and improve our profitability. There can be no assurance that, using these methods, we will be able to reduce staff to levels that will help us improve our profitability. Restrictions on our ability to reduce staff numbers could have a material adverse effect on our financial condition and results of operations.

We do not maintain insurance on our operating assets

We do not maintain insurance against the usual risks associated with our power stations, transmission and distribution assets, property, equipment (other than our information technology equipment) and operations. Business interruptions due to labour disputes, strikes, earthquakes, forest fires and adverse weather conditions, among other factors, could result in a loss of revenues or impose liabilities or increased costs on us.

Any material damage to our key power stations, transmission and distribution assets or mining equipment could have a material adverse impact on our business, financial condition or results of operations.

Our business is subject to numerous environmental laws and regulations

Our core operations of electricity generation, transmission, distribution and mining, are subject to extensive environmental regulation under Greek law, including laws adopted to implement European Union directives and international agreements. Environmental regulations and standards affecting our business primarily relate to air emissions, water pollution, waste disposal and electromagnetic fields. The principal by-products of electricity generation from fossil-fuels are sulphur dioxide (SO_2), nitrogen oxides (NO_x), carbon dioxide (CO_2) and particulate matters such as dust and fly ash. The primary focus of environmental regulation applicable to our business is to reduce those emissions.

We incur significant costs in complying with environmental regulations requiring us to implement preventative or remedial measures. In addition, it is likely that there will be future environmental laws on both a national and European Union level that will lead to more stringent regulation of our business. Environmental regulatory measures may take such forms as emission limits, taxes or required remedial measures and influence our policies in ways that affect our business decisions and strategy, such as by discouraging the use of certain fuels or requiring us to pay for water. They may also require us to incur material capital expenditure. In some cases, environmental issues may require us to restrict or terminate existing operations or projects.

The growing debate on the alleged potential long-term health effects of exposure to electromagnetic fields may give rise to proposals for stricter legislation. Low-frequency infrastructure, such as electricity transmission and distribution lines and substations, and high-frequency infrastructure, such as the transmission stations which our telecommunication business may use to provide mobile telephony services, create electromagnetic fields that extend some distance from this infrastructure. In the event that the Greek government or the European Union adopt in the future stricter laws and regulations that would require us to upgrade, move or make other changes to some of our electricity lines and transmission and distribution facilities as well as our telephony infrastructure, compliance with such laws could involve significant costs, limit our telecommunications business or our ability to maintain or expand the coverage for its operations. You should read "Our Business—Environmental Matters" for more information on electromagnetic fields.

We do not have all the licences and permits we need in respect of our operations

We are in the process of obtaining from the relevant Greek authorities a number of licences and permits we do not currently have but which are required for our operations, including, for example, the licenses to own and operate our distribution network. There can be no assurance, however, that we will receive all required licences and permits in a timely manner. Failure to obtain or renew certain licences might, for example, result in interruptions to some of our operations. In addition, these licences and permits, once granted, or the existing licences and permits, once renewed, may, for example, have more stringent environmental conditions that will require us to incur material additional, unanticipated expenditures.

Risks inherent to mining could increase the cost of our primary fuel or may result in revision of reserve data

Lignite-fired generation accounted for approximately 68% of our total power generation for the six months ended 30th June, 2001 and lignite production accounted for approximately 36% of our total fuel costs for the same period.

The lignite reserve data in this offering circular are estimates made by our mining staff. While we believe that our reserve data are accurate, such estimates necessarily lack complete precision and depend to some extent on statistical inferences. Exploitable reserves are not considered as such unless they can be economically and legally extracted. Reserve data are not indicative of future results of operations.

Increased production costs, increased stripping ratios and changes in the regulatory regime governing our mining operations may result in revision of reserve data from time to time and may render exploitable reserves uneconomical to exploit or unexploitable.

We are subject to public service obligations for which we may not be adequately compensated

As the dominant electricity provider in Greece, we are subject to public service obligations that affect our costs, and which may not be imposed on prospective competitors. For example, we are required to supply electricity on the autonomous islands at the same tariffs as in the interconnected system, although our costs of generation are higher on the autonomous islands than in the interconnected system. We expect to be compensated from a special account established by the RAE and administered by the HTSO for meeting our public service obligations to the extent there are competitors and only in proportion to our public service obligations compared with the public service obligations of our competitors. We do not expect the full cost of our public service obligations to be covered by any compensation provided by the special account administered by the HTSO or through passing the relevant cost to the customers through the tariffs, if such compensation is approved by the European Union. As a result, we may incur a significant financial burden in providing the public service obligations, which may have a material adverse effect on our business, financial condition and results of operations. Public service obligations may not be imposed on prospective competitors, which may result in a competitive disadvantage for us. You should read "Regulation of the Greek Electricity Sector" for a more detailed discussion of public service obligations.

The Minister of National Economy has recently indicated the Hellenic Republic's intention to compensate us for some of the costs related to our public service obligations in an amount of GRD 55 billion (€ 161 million) per year. The first of these annual payments is scheduled to take place in 2002 and the payments will cease in 2004 or earlier if an alternative mechanism for compensation is put into place. However, given that these payments are subject to compliance with Greek and European Union law and clearance with the Commission of the European Union, there can be no assurance that we will actually receive the sums indicated by the Minister.

Finally, the Hellenic Republic has powers to require us to take certain actions with respect to matters affecting national security or the provision of services in developing regions.

We may have to close down one of our generating stations in the Athens area

We have approved a protocol entered between the municipality of Keratsini in the Athens area and the Ministries of Development and Environment, Planning and Public Works to discontinue the operation of one of our natural gas-fired power stations located in Keratsini, six years following the completion of work to convert the station to a natural gas-fired station. We completed this work in July 2000. We approved this protocol in response to residents' concerns about emissions from the oil-fired station we operated there, prior to its conversion to a natural gas-fired station. Operation of our station, which has an installed capacity of 360 MW, is limited to eight months per year for the first three years of our operation and three months per year for the following three years. Failure to reach a settlement with the municipality of Keratsini and the Ministries of Development and Environment, Planning and Public Works may not allow us to continue the operation of this station and may have a material adverse effect on our operations.

We are in the process of perfecting title to our land

Although we are the legal successor to all assets formerly owned and registered in the name of PPC, which were transferred to us as part of our transformation to a *société anonyme*, legal title in land and buildings will not be perfected, and therefore title may not be enforced against third parties, until the property is registered at the relevant land registry in our name. You should read "Our Business—Property" for a more detailed discussion on our property.

In addition, disputes over some of our rights of way have prevented the construction and use of certain transmission assets in some areas.

Almost all of our employees are members of a labour union

Almost all our employees are members of a labour union. Our unions are considered to be strong and influential, but we believe that our relations with our unions are generally good, despite certain claims of employees and pensioners against us and occasional strikes. We cannot assure you that favourable relations will continue in the future. From time to time, our employees may engage in industrial action that may disrupt our operations. You should read "Our Business—Employees" for a more detailed discussion of employees and labour unions.

Political and Economic Risks

Political and economic developments in Greece and elsewhere in the European Union could adversely affect our operations

Our business, financial condition, results of operations and prospects, as well as the market price and liquidity of our shares and GDRs, may be adversely affected by events outside our control and, in certain cases, outside the control of the Hellenic Republic. These events include, but are not limited to, the following:

- EU legislation in the electricity sector and environmental regulation;
- Changes in Greek government policy;
- Political instability or military conflict in Europe, the Middle East or elsewhere; and
- Taxation, environmental regulation and other political, economic or social developments affecting Greece.

The occurrence of these and other events could have a material adverse effect on our business, financial condition and results of operations.

European Economic and Monetary Union could have a negative effect on our results of operations

While Greece did not participate in the third stage of European Economic and Monetary Union ("EMU") in 1999, at the EU summit of leaders held on 19th and 20th June, 2000, entry by Greece into the third stage of EMU was ratified, and the Hellenic Republic adopted the euro as the legal currency in Greece on 1st January, 2001. Banknotes and coins denominated in euro are expected to enter into circulation in Greece and other member states of the European Union which have adopted the euro as their currency on 1st January, 2002 and banknotes and coins denominated in Greek drachma are expected to be withdrawn by 28th February, 2002.

To date, we have not experienced any operational or technological difficulties with regard to, or resulting from, the introduction of the euro. We have taken steps to ensure that all our systems are euro-compliant. However, we cannot assure you that the steps we have taken will be sufficient to attain euro-compliance. We may incur additional transition costs in connection with the introduction of the euro and, apart from costs associated with our adoption of the euro, there may be inadvertent costs caused by human errors, systems errors, and other unforeseen problems associated with the introduction of the euro. There can be no assurance that our systems will be fully or successfully converted to the euro by 1st January, 2002.

Risks relating to the Combined Offering

Our articles of incorporation contain significant restrictions on the voting rights of certain shareholders

Our articles of incorporation contain certain provisions which restrict the voting rights of all shareholders other than the Hellenic Republic. No beneficial shareholder (except for the Hellenic Republic), together with its affiliates, may vote more than 5% of our shares at a general assembly of shareholders. There are limited exceptions to this voting limit that permit depositaries, including The Bank of New York, the depositary for our GDRs, to vote, in the aggregate, a greater percentage of shares on behalf of the underlying investors who, individually, hold no more than 5% of our shares.

There has been no prior public market for our shares or GDRs

Prior to the combined offering, there has been no public market for our shares or GDRs and there can be no assurance that an active market will develop or be maintained after the combined offering. Although application has been made to list our shares on the ASE and for the GDRs to be admitted to the official list maintained by the UKLA and to trading by the LSE, we cannot assure you that an active trading market for the shares or GDRs will develop or will be sustained subsequent to the combined offering. The offering price for our shares and GDRs will be determined by the Hellenic Republic and us following discussions with the joint global coordinators.

The Athens Stock Exchange is less liquid than other major stock exchanges

The principal trading market for the shares will be the ASE. The ASE is less liquid than major markets in Western Europe and the United States. As a result, shareholders may have difficulty in buying and selling shares, especially in large numbers. In 2000, the average daily volume on the ASE was approximately GRD 136.7 billion (€ 401.1 million).

The value of the shares and GDRs may be adversely affected by sales of substantial amounts of our shares by the Hellenic Republic or the perception that such sales could occur.

After the combined offering, the Hellenic Republic, directly or indirectly, will own approximately 85% of our share capital (or approximately 84% assuming no return transfer of shares pursuant to the over-allotment option). We and the Hellenic Republic have agreed that for a period of 180 days after this combined offering, we will not, without the prior written consent of the international managers, directly or indirectly, sell any shares of our company. Nevertheless, future sales of substantial amounts of our shares in the public market by the Hellenic Republic or by any other large shareholders or block of shareholders, or even the perception that such sales could occur, could have a material adverse effect on the market price of the shares and the GDRs.

The price of the shares and the GDRs may be volatile

The market price of the shares and GDRs may be subject to wide fluctuations in response to numerous factors, many of which are beyond our control. These factors include the following:

- Actual or anticipated fluctuations in our operating results;
- The condition of the Greek economy and the economies of the other countries that have adopted the euro as their currency pursuant to EMU;
- Political instability or military conflict in Greece or elsewhere;
- Potential or actual sale of large blocks of our shares or GDRs into the market;
- The entrance of new competitors and their positions in the market;
- Changes in financial estimates by securities analysts;
- Conditions and trends in the electricity sector in Greece and Europe;
- Trends in environmental regulation;
- Our earnings releases; and
- The general state of the securities markets (especially with respect to Greece and the utilities sector).

In addition, stock markets in general, and the ASE in particular, have recently been highly volatile. For example, during the period from 1st January, 2000 to 31st December, 2000, the ASE Composite Index declined by 38.7%. Additionally, for the period from 3rd January, 2001 to 31st October, 2001, the same index declined by 26.5%. You may not be able to trade large amounts of our shares or GDRs during or following periods of volatility.

Privatisation certificates may increase the volatility and the price of the shares and GDRs

The Hellenic Republic has issued two series of privatisation certificates that are still outstanding. The privatisation certificates provide their holders with a right to exchange certificates for shares at a 5% discount in future privatisation offerings by the Hellenic Republic. Holders of privatisation certificates were entitled to preferential allocation over 64% of the shares to be sold by the Hellenic Republic in the combined offering. Any sales of our shares in the public market immediately after the combined offering by privatisation certificate holders who have exchanged their certificates for shares, or even the perception that such sales could occur, could result in increased volatility in the price of the shares and GDRs. We are not able to predict whether and to what extent holders of privatisation certificates will exercise their right to receive shares in this combined offering, or whether they will hold or sell any shares acquired pursuant to the privatisation certificates.

Pre-emptive rights may not be available to U.S. holders of our shares or GDRs

Under Greek law and our articles of incorporation, prior to the issuance of any new shares, we must offer holders of our existing shares pre-emptive rights to subscribe and pay for a sufficient number of shares to maintain their existing ownership percentages. These pre-emptive rights are generally transferable during the subscription period for the related offering and may be quoted on the ASE.

U.S. holders of shares or GDRs may not be able to receive (and trade) or exercise pre-emptive rights for new shares or for shares underlying GDRs unless a registration statement under the Securities Act is effective with respect to such rights or an exemption from the registration requirements of the Securities Act is available. Our decision to file a registration statement with respect to these shares or GDRs will be at our sole discretion and will depend on the costs and potential liabilities associated with any such registration statement, as well as the perceived benefits of enabling U.S. holders of shares or GDRs to exercise their pre-emptive rights and any other factors we may consider appropriate at the time.

If U.S. holders of shares or GDRs are not able to receive (and trade) or exercise pre-emptive rights granted in respect of their shares or the shares represented by their GDRs in any rights offering by us, then they may not receive the economic benefit of such rights. In addition, their proportional ownership interests in the Company will be diluted.

USE OF PROCEEDS

We intend to use our proceeds from the combined offering to repay part of our long-term debt within six months of our share capital increase. We will not receive any proceeds from the sale of shares by the Hellenic Republic.

DIVIDEND POLICY

We may only pay dividends out of profits for the preceding financial year and any distributable reserves after the annual financial statements are approved by the general assembly of shareholders. Before the payment of dividends, we must allocate annually 5% of our net profits to the formation of a legal reserve as provided by our articles of incorporation until this legal reserve equals, or is maintained at a level equal to, at least one-third of our share capital. This reserve cannot be distributed during the life of the Company.

According to our articles of incorporation and Greek law, we must pay a minimum dividend equal to the greater of (a) 6% of our paid-up share capital or (b) 35% of our net profits for that year after the formation of legal reserves. Calculation of all such amounts is based on our financial statements prepared according to Greek GAAP.

We intend to implement a progressive dividend policy which will be in line with our industry peers in Europe. It is our intention to pay a dividend in 2002 subject to receiving any necessary board recommendations and shareholder approval. This will be payable out of profits for the preceding financial year or out of our distributable reserves. As at 31st December, 2000, our distributable reserves (calculated in accordance with Greek GAAP) amounted to approximately GRD 97 billion (€ 284.7 million).

You should read "Description of our Share Capital—Dividends" for a more detailed discussion of the provisions of our articles of incorporation governing our dividends.

EXCHANGE RATES

Almost all of our operations are in Greece and our accounts are denominated in Greek drachma.

The euro was introduced as the official currency of Greece on 1st January, 2001. The Greek drachma remains as a denomination of the euro. The conversion rate between the euro and the Greek drachma was fixed on 20th June, 2000 at the rate of € 1 = GRD 340.75.

The following table sets out from 1st January, 1996 through 7th December, 2001, the average, high, low and period-end noon buying rates for the Greek drachma expressed as Greek drachma per U.S. Dollar. The Federal Reserve Bank stopped publishing buying rates for the Greek drachma once the euro became the official currency in Greece. Accordingly, the exchange rate for the period starting 1st January, 2001 has been calculated by converting the noon buying rate for the euro into Greek drachma at the conversion rate between euro and Greek drachma fixed on 20th June, 2000.

	Period End	Average(1)	High	Low
1996	246.96	240.82	247.80	234.58
1997	284.02	273.28	293.60	244.60
1998	279.90	295.70	323.13	276.60
1999	327.90	306.30	329.30	275.80
2000	362.95	365.92	410.30	320.10
2001 (until 7th December)	382.65	380.88	407.11	357.37

(1) The average of the noon buying rates in the City of New York for cable transfers in Greek drachma as certified for customs purposes by the Federal Reserve Bank of New York on the last business day of each full calendar month during the relevant period, except for monthly figures, which are averages for the month.

CAPITALISATION

The following table sets out our capitalisation as at 30th June, 2001 and as adjusted to give effect to the issue of the offer shares and the receipt by the Company of the proceeds of the combined offering of approximately GRD 49,080 million (€ 144 million), net of estimated fees and expenses. You should read this table together with our financial statements and the related notes contained elsewhere in this offering circular. The sale of our shares by the Hellenic Republic in the combined offering will not change our capitalisation.

Our capitalisation is expected to substantially change upon incorporation of the revaluation of our fixed assets we are conducting and that we intend to incorporate into our financial statements for the financial year ending 31st December, 2002. You should read "Operating and Financial Review and Prospects" for more information on this revaluation.

	As at 30th June, 2001			
	Historical		As adjusted	
	(GRD million)	(euro million)	(GRD million)	(euro million)
Debt				
Short-term borrowings	7,430	22	7,430	22
Current portion of long-term debt	190,895	560	190,895	560
Long-term debt, net of current portion	1,607,711	4,718	1,607,711	4,718
Total debt	1,806,036	5,300	1,806,036	5,300
Shareholders' equity				
Share Capital	220,000	646	232,000	681
Additional paid-in capital	0	0	37,080	109
Accumulated Deficit and Reserves	(159,145)	(468)	(159,145)	(468)
Total shareholders' equity	60,855	178	109,935	322
Total capitalisation	1,866,891	5,478	1,915,971	5,622
Cash and cash equivalents:	121,514	357	170,594	501

(1) Solely for the convenience of the reader, drachma amounts have been translated into euro at the rate of € 1 = GRD 340.75, the conversion rate fixed on 20th June, 2000.

(2) Sale proceeds have been calculated at € 12.32 per share for the Greek retail price and at € 12.70 per share for the Offering Price.

(3) Our long-term debt represents unsecured obligations. Our short-term borrowings represent outstanding repurchase agreements under which securities are used as collateral. You should read notes 20 and 21 to the consolidated financial statements for a description of our short-term borrowings and long-term debt.

Save for the combined offering, there have been no material changes to our capitalisation since 30th June, 2001.

SELECTED FINANCIAL AND OPERATING DATA

The following tables show selected financial data as at and for the three years ended 31st December, 2000 and the six months ended 30th June, 2000 and 2001, together with certain operating data as at and for the three years ended 31st December, 2000 and the six months ended 30th June, 2000 and 2001. The financial data as at and for the years ended 31st December, 1998, 1999 and 2000 has been derived from our audited consolidated financial statements. Our balance sheets as at 31st December, 1998, 1999 and 2000 and our related statements of operations and of cash flows for the three years ended 31st December, 2000 and the related notes, each as prepared in accordance with IAS, are included elsewhere in this offering circular. The selected financial data for our company as at and for the six months ended 30th June, 2000 and 2001, each as prepared in accordance with IAS, have been derived from our audited consolidated financial statements included elsewhere in this offering circular. Our audited consolidated financial statements have been prepared in accordance with IAS, which differ in certain significant respects from Greek GAAP and U.S. GAAP. You should read note 36 and note 37 to the audited consolidated financial statements for a discussion of certain significant differences between IAS and Greek GAAP and between IAS and U.S. GAAP.

You should read this table together with "Operating and Financial Review and Prospects" and our audited consolidated financial statements and the related notes, included elsewhere in this offering circular.

Statements of Operations Data:

	Year ended 31st December,				Six months ended 30th June,			
	1998	1999	2000	2000	2000	2000	2001	2001
	(GRD million)			(euro million)(1)	(GRD million)	(euro million)(1)	(GRD million)	(euro million)(1)
Revenues	848,842	906,246	977,327	2,868	477,396	1,401	501,883	1,473
Payroll cost	260,343	277,588	233,396	685	118,259	347	122,642	360
Fuel cost	266,303	283,730	408,458	1,199	176,724	519	202,201	593
Depreciation & amortisation	53,499	60,629	87,815	257	30,757	90	38,795	114
Other expenses	67,424	81,105	94,520	277	50,609	148	41,581	122
Cost of energy sold	647,569	703,052	824,189	2,418	376,349	1,104	405,219	1,189
Profit from operations	201,273	203,194	153,138	450	101,047	297	96,664	284
Financial income (expense)	(205,439)	(185,102)	(136,002)	(399)	(74,162)	(218)	(49,601)	(146)
Other income (expense)	9,238	12,714	5,235	15	5,489	16	2,177	6
Profit before tax	5,072	30,806	22,371	66	32,374	95	49,240	145
Tax	(6,070)	(9,035)	(13,901)	(41)	(8,842)	(26)	(13,707)	(40)
Profit (loss) after tax	(998)	21,771	8,470	25	23,532	69	35,533	104
Earnings (loss) per share, basic and diluted (GRD/euro per share)	(4.54)	98.96	38.50	0.11	106.96	0.31	161.51	0.47

(1) Solely for the convenience of the reader, drachma amounts have been translated into euro at the rate of € 1.00 = GRD 340.75, the conversion rate fixed on 20th June, 2000.

(2) The weighted average number of shares throughout each period was 220,000,000.

Balance Sheet Data:

	Year ended 31st December,				Six months ended 30th June,			
	1998	1999	2000	2000	2000	2000	2001	2001
	(GRD million)			(euro million)(1)	(GRD million)	(euro million)(1)	(GRD million)	(euro million)(1)
Assets								
Cash and cash equivalents	19,524	25,493	4,754	14	39,360	115	121,514	357
PPC Personnel Insurance Organisation	0	0	92,878	273	51,606	151	35,879	105
Other current assets	423,454	465,332	433,129	1,271	436,940	1,282	431,654	1,267
Fixed assets, net	1,659,898	1,787,487	1,970,723	5,783	1,864,122	5,471	2,046,079	6,005
Other non-current assets	61,628	61,043	55,909	164	55,416	163	54,898	161
Total assets	2,164,504	2,339,355	2,557,393	7,505	2,447,444	7,182	2,690,024	7,894
Liabilities and Equity								
Current portion of debt	304,030	270,362	208,964	613	191,924	563	198,325	582
Other current liabilities	171,896	191,950	230,485	676	225,460	662	239,441	703
Long-term debt, net of current portion	1,184,759	1,320,589	1,537,453	4,512	1,449,714	4,254	1,607,711	4,718
Other non-current liabilities	491,081	521,742	539,637	1,584	524,222	1,538	583,692	1,713
Total liabilities	2,151,766	2,304,643	2,516,539	7,385	2,391,320	7,017	2,629,169	7,716
Equity								
Share capital	0	0	220,000	646	0	0	220,000	646
State contributions	38,797	38,797	0	0	38,797	114	0	0
Accumulated Deficit and Reserves	(26,059)	(4,085)	(179,146)	(526)	17,327	51	(159,145)	(468)
Total equity	12,738	34,712	40,854	120	56,124	165	60,855	178
Total liabilities and equity	2,164,504	2,339,355	2,557,393	7,505	2,447,444	7,182	2,690,024	7,894

(1) Solely for the convenience of the reader, drachma amounts have been translated into euro at the rate of € 1.00 = GRD 340.75, the conversion rate fixed on 20th June, 2000.

Cash Flow Data:

	Year ended 31st December,				Six months ended 30th June,			
	1998	1999	2000	2000	2000	2000	2001	2001
	(GRD million)			(euro million)	(GRD million)	(euro million)	(GRD million)	(euro million)
Cash Flow Data:								
Net Cash from Operating Activities	233,637	238,710	220,568	647	143,361	421	197,872	581
Net Cash used in Investing Activities	(187,305)	(163,935)	(261,536)	(768)	(96,140)	(282)	(91,810)	(269)
Net Cash from (used in) Financing Activities	(46,540)	(68,806)	20,229	59	(33,354)	(98)	10,698	31
Net increase (decrease) in cash and cash equivalents	(208)	5,969	(20,739)	(61)	13,867	41	116,760	343
Cash and cash equivalents at beginning of year/period	19,732	19,524	25,493	75	25,493	75	4,754	14
Cash and cash equivalents at end of year/period	19,524	25,493	4,754	14	39,360	116	121,514	357

(1) Solely for the convenience of the reader, drachma amounts have been translated into euro at the rate of € 1.00 = GRD 340.75, the conversion rate fixed on 20th June, 2000.

Selected Operating Data (unaudited):

	Year ended 31st December,			Six months ended 30th June,	
	1998	1999	2000	2000	2001
Installed capacity (MW)	10,296	10,997	11,121	11,093	11,158
Power output (GWh)	41,834	44,777	48,483	23,732	22,742
Capital expenditure (GRD million) (audited)	234,017	226,484	311,039	126,409	133,233

Selected Illustrative Financial Information

Arthur Andersen have qualified their audit report in respect of the audited consolidated financial statements included in this offering circular as to, *inter alia*, the sufficiency of detail of our fixed asset register. American Appraisal have issued a report, a summary of which is included in this offering circular, setting out the criteria used to derive the fair market value of our fixed assets. The selected illustrative financial information below has been derived from note 12 to the audited consolidated financial statements. The American Appraisal valuation was based on a number of assumptions which are set out in their summary report included in this offering circular. The illustrative financial information in note 12 has been prepared to provide the reader with a better understanding of the impact that a revaluation of our fixed assets recorded for the year ended 31st December, 2000, using American Appraisal's valuation of our fixed assets, would have had on our equity and statements of operations. The selected illustrative financial information below, which has been prepared in accordance with IAS, does not show separately those items in the statements of operations and balance sheet that are not impacted by the adjustment of asset values. You should read note 12 to the consolidated audited financial statements for more information on this illustrative financial information.

The revaluation would have resulted in an increase in fixed assets of GRD 990,369 million (€ 2,906 million). According to the illustrative asset values shown in note 12 to the audited consolidated financial statements, depreciation and amortisation for the year ended 31st December, 2000 would have been GRD 151,132 million (€ 443.5 million) as compared with GRD 73,041 million (€ 214.3 million) on a historical basis, as reflected in the audited consolidated financial statements for the same period. The increase in these charges reflects the effect of the higher value of fixed assets. According to the illustrative asset values shown in note 12 to the audited consolidated financial statements, loss after tax for the year ended 31st December, 2000 would have been GRD 69,621 million (€ 204.3 million) as compared with a profit after tax of GRD 8,470 million (€ 24.9 million) on a historical basis, as reflected in the audited consolidated financial statements for the same period due to increased depreciation resulting from higher fixed asset values. The following summary presents certain of the selected illustrative financial information included in note 12 to the audited consolidated financial statements.

Statements of Operations Data:

	Year ended 31st December, 2000			Six months ended 30th June, 2000			Six months ended 30th June, 2001		
	Audited GRD million	Illustrative GRD million	Illustrative euro million(1)	Audited GRD million	Illustrative GRD million	Illustrative euro million(1)	Audited GRD million	Illustrative GRD million	Illustrative euro million(1)
Revenue	977,327	977,327	2,868	477,396	477,396	1,401	501,883	501,883	1,473
Operating expenses (excluding depreciation)	751,148	751,148	2,204	345,592	345,592	1,014	366,424	366,424	1,075
Depreciation & Amortisation	73,041	151,132	443	30,757	71,671	210	38,795	80,854	238
Other	130,767	130,767	384	68,673	68,673	202	47,424	47,424	139
Profit (loss) before tax	22,371	(55,720)	(163)	32,374	(8,540)	(25)	49,240	7,181	21
Provision for income tax(2)	(13,901)	(13,901)	(41)	(8,842)	(8,842)	(26)	(13,707)	(13,707)	(40)
Profit (loss) after tax	8,470	(69,621)	(204)	23,532	(17,382)	(51)	35,533	(6,526)	(19)

(1) Solely for the convenience of the reader, drachma amounts have been translated into euro at the rate of € 1 = GRD 340.75, the conversion rate fixed on 20th June, 2000.

(2) The tax deductibility of the additional depreciation charge which relates to the fixed assets appraisal has been approved by the Ministry of Finance, but its exact application and extent is still to be determined. Accordingly, the related tax effect is not reflected in the above provision.

Balance Sheet Data:

	Year ended 31st December, 2000		
	Audited GRD million	Illustrative GRD million	Illustrative euro million[(1)]
Assets			
Fixed assets	1,971,987	2,962,356	8,694
Other assets	585,406	585,406	1,718
Total assets	2,557,393	3,547,762	10,412
Liabilities and Shareholders' Equity			
Liabilities	2,516,539	2,516,539	7,385
Shareholders' Equity			
Share Capital	220,000	220,000	646
Appraisal surplus, net	0	990,369	2,907
Accumulated deficit and reserves	(179,146)	(179,146)	(526)
Total equity	40,854	1,031,223	3,027
Total liabilities and equity	2,557,393	3,547,762	10,412

(1) Solely for the convenience of the reader, drachma amounts have been translated into euro at the rate of € 1.00 = GRD 340.75, the conversion rate fixed on 20th June, 2000.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following information together with the information in "Selected Financial and Operating Data" and the financial statements and related notes included in this offering circular. We have prepared the financial statements and related notes in accordance with IAS which differ in certain respects from Greek GAAP and U.S. GAAP. For a summary of significant differences between IAS and Greek GAAP and between IAS and U.S. GAAP that are relevant to our financial statements, you should read note 36 and note 37 to the audited consolidated financial statements. Our auditors, Arthur Andersen, have qualified their audit report with respect to the IAS financial statements included in this offering circular as to the sufficiency of detail of our fixed asset register, which precluded them from performing certain audit tests, and the absence of provisions in our financial statements, prior to 2000, for pensions and social security liabilities. You should read the "Independent Auditors' Report" included elsewhere in this offering circular for more information.

Overview

Tariffs, regulation and competition

Almost all of our revenue comes from electricity sales. The price of electricity has historically been determined by the Greek government through its setting of tariffs. Our revenues have therefore been dependent on the demand for electricity and the electricity tariffs we are required to charge. Since the enactment of the Liberalisation Law, the Minister of Development, acting on the RAE's recommendation, must approve all electricity tariffs, other than those charged by suppliers to Eligible Customers. However, for so long as we supply at least 70% of the Eligible Customer market, the Ministry of Development will continue to set the maximum electricity tariff that we may charge to Eligible Customers. You should read "Our Business—The Greek electricity market under the new regulatory framework" for a more detailed discussion of Eligible Customers.

For the periods covered by the financial statements included in this offering circular, our revenues from electricity sales consist of usage charges paid by each customer based upon the amount of electricity actually consumed at the electricity tariffs charged and the level of service required (either low, medium or high voltage). In the future, we expect our revenues from electricity sales to consist also of tariffs charged to all electricity suppliers who will use our distribution network to supply electricity to their customers. In addition, we will be receiving payments from the HTSO under the Transmission Control Agreement in our capacity as owner of the interconnected transmission system. However, for as long as there is an absence of meaningful competition in the electricity market in Greece, we do not expect these revenues to have a significant effect on our results.

In addition, as the incumbent electricity provider in Greece, we are subject to public service obligations which may not be imposed on prospective competitors. For example, we are required under the Liberalisation Law to supply electricity to all customers who are not supplied by anyone else as well as to supply electricity on the autonomous islands at the same tariffs as in the interconnected system. Our public service obligations also consist of an obligation to supply agricultural customers at low tariffs, obligations to provide irrigation water from our hydroelectric reservoirs and an obligation to buy electricity generated from renewable resources. Under the Liberalisation Law, a special account established by the RAE and administered by the HTSO will provide limited compensation for the provision of public service obligations, from which the HTSO will make payments to all entities within the Greek electricity industry responsible for meeting public service obligations. We will only receive compensation from this account, as administered by the HTSO, to the extent there are competitors and only in proportion to our public service obligations compared with the public service obligations of our competitors. We do not expect the full cost of our public service obligations to be covered by compensation provided by the special account administered by the HTSO or through passing the relevant cost to the customers through the tariffs, even if approved by the European Union. The Minister of National Economy has indicated the Hellenic Republic's intention to compensate us for some of the costs related to public service obligations in an amount of GRD 55 billion (€ 161 million) per year. The first of these payments is scheduled to take place in 2002 and the payments will cease in 2004 or earlier if an alternative mechanism for compensation is put into place. These payments are subject to compliance by the Hellenic Republic with Greek and European Union law. You should read "Regulation of the Greek Electricity Sector—Tariffs" for a more detailed discussion of tariffs and public service obligations.

Except as described below, electricity tariffs were increased by 3% for all customers in July 1998 and in September 2000, and by between 3.5% and 5% in July 2001. Tariffs for residential customers decreased by 7.5% in December 1999. We sell electricity to two large customers, Aluminium and the state-owned Larco, at heavily discounted tariffs. These customers accounted for 8% of electricity sold and for 3% of our revenues in the year ended 31st December, 2000. We expect to continue to sell to them under the same terms over the next few years. We are currently involved in arbitration proceedings with Aluminium regarding the price at which we sell to them and are claiming an increase in this price. You should read "Relationship with the Selling Shareholder" and "Our Business—Distribution" for a more detailed discussion on these customers.

The Minister of Development, upon the recommendation of the RAE, is considering a new tariff framework that we expect to take effect in the near future. The last two tariff increases, which occured in September 2000 and July 2001, respectively, have been broadly in line with inflation. The Minister of Development has recently made a statement indicating the criteria under which tariffs will be set in the near term. As a result, we expect that electricity tariffs will increase broadly in line with inflation and result in increases in our revenues. You should read "Regulation of the Greek Electricity Sector—Tariffs" for a more detailed discussion on tariffs.

The regulatory framework for the Greek electricity industry has changed significantly over the past year as a result of European Union and Greek government measures designed to increase competition in the electricity market. These changes will have a number of significant effects on our business, such as increasing competition when tariffs are further increased. We do not believe that, under the current tariff regime, we will face any significant competition in the Greek electricity market. You should read "Our Business" and "Regulation of the Greek Electricity Sector" for a more detailed discussion of these changes.

Economic background

Inflation in Greece was 4.5% in 1998, 2.1% in 1999 and 2.9% in 2000.

During the past decade, economic growth in Greece has been higher than the average for the European Union. From 1998 to 2000, Greece's real gross domestic product grew at an average annual rate of approximately 4%, as compared with an average annual rate of approximately 3% for the European Union. Growth in electricity demand in Greece has generally exceeded growth in gross domestic product. This is due principally to the significantly lower level of electricity consumption in Greece when compared to the EU average and reflects the tendency to converge to the EU average.

Interest rates in Greece have declined significantly over the period covered by the financial statements included in this offering circular, driven by Greece's entry into EMU on 1st January, 2001. Market long-term rates in Greece for Greek government bonds declined from an average of 8.5% in 1998 to an average of 5.4% in June 2001. Short-term rates for six-month ATHIBOR declined from an annualised average of 12.7% in 1998 to an annualised average of 4.3% in June 2001. The official discount rate of the Bank of Greece decreased from 11.9% on 1st January, 1998 to approximately 5.5% on 30th June, 2001. As of 1st January, 2001, Greece's monetary policy is set by the European Central Bank.

Asset Revaluation

Earlier this year, we engaged American Appraisal (Hellas) Limited ("American Appraisal") to value our fixed assets in order to reflect their fair market value as at 31st December, 2000. American Appraisal issued a report in September 2001, a summary of which is contained in the Appendix to this offering circular, setting out the criteria used to derive the fair market value of our fixed assets. We are in the process of revaluing our fixed assets, however, the fixed asset values in our audited consolidated financial statements included in this offering circular for the year ended 31st December, 2000 do not reflect the fair market value of such assets as established in the American Appraisal valuation. This is because we have not yet completed our fixed asset register, which we intend to complete by December 2002 and which will contain a comprehensive list as well as the fair market value of our fixed assets.

Once this is completed, and as allowed under Greek law, we intend to incorporate the results of our revaluation into our financial statements as at and for the year ended 31st December, 2002, which, according to law, will be the end of our first financial year as a *société anonyme* further to completion of the fixed asset register. Because the results of this revaluation will not be incorporated into our financial statements as at and for the year ended 31st December, 2001, a note providing illustrative information will be included for that financial year and also for interim financial statements for the financial year 2002.

The IAS financial statements presented herein include illustrative financial information, for the purposes of providing the reader with a better understanding of the impact that a revaluation of our fixed assets recorded for the year ended 31st December, 2000, using American Appraisal's valuation of our fixed assets, would have had on our equity and statements of operations. You should also read note 12 to the audited consolidated financial statements for an illustration of the effect the revaluation would have on our equity and statements of operations under the assumption that this revaluation had been recorded in the financial year ended 31st December, 2000.

Business Units

Prior to 2001, we managed our operations on an integrated basis, without separate identifiable business units. As part of our transformation into a *société anonyme*, effective on 1st January, 2001, in order to compete more effectively in a liberalised market, and in accordance with EU Directives and Greek law, we are implementing a new organisational and management structure which more closely reflects our core business operations. This structure is intended to improve the performance of our four business units—Generation, Transmission, Distribution and Mining. Each business unit is now responsible for controlling its own costs and achieving its own operating targets. We have no separately reportable segments for 1998, 1999 and 2000 as we previously have not accounted for our business in that manner. We will be presenting segment information, as required under IAS, for each of the Generation, Transmission and Distribution business units in the financial statements for the year commencing 1st January, 2002, the first period for which segmental information will be available, and subsequent periods. We expect that our mining activities will be accounted for as a cost of the Generation business unit in our accounting segment information. Revenues for the Generation business unit will be generated through internal transfer pricing arrangements with our Distribution business unit. Revenues for the Transmission business unit will consist of payments from the HTSO under the Transmission Control Agreement in our capacity as owner of the interconnected transmission system. Revenues for the Distribution business unit will consist of sales of electricity as well as tariffs charged to all electricity suppliers who will use our distribution network to supply electricity to their customers.

Revenue Recognition

For the periods covered by the financial statements included in this offering circular, almost all of our revenues came from electricity sales. The remaining balance of our revenues are from insignificant sales of lignite bricquets and dried lignite, ash and steam to industrial customers in Greece and receive commissions from the municipal and governmental authorities for the collection of municipal, public television and radio duties. These sales and commissions accounted for approximately 1% of our total revenues for the six months ended 30th June, 2001.

Our revenues from electricity sales consist of usage charges paid by each customer based upon the amount of electricity actually consumed at the electricity tariffs charged and the level of service required (either low, medium or high voltage). For large consumption customers, meters are read and bills are issued on a monthly basis. Metering the consumption of small- and medium-sized customers takes place every four months. However, bills are issued to these customers every two months and are based on the actual meter reading or an estimation of consumption based on previous usage. Connection fees are not recognised as revenues but instead considered a customer's contribution to the costs of our assets (such as meters and cables) which is amortised over the related assets' useful life.

Revenues from electricity sales are recognised on an accrual basis.

For the periods covered by the financial statements included in this offering circular, virtually all of our revenues were generated in Greece (100%, 99.9% and 99.4%, respectively, for the years ended 31st December 1998, 1999 and 2000). The balance of our revenues were generated from electricity sales to the Balkans.

Internal Control

We are currently reviewing our internal control systems (which require changes to bring them in line with international standards) in order to improve transparency and decision making procedures.

Results of operations—overview

Solely for the convenience of the reader, drachma amounts have been translated into euro at the rate of € 1 = GRD 340.75, the conversion rate fixed on 20th June, 2000. You should be aware that drachma amounts presented in this offering circular for periods prior to 20th June, 2000 have been translated into euro assuming the same conversion rate of € 1 = GRD 340.75.

The following table shows certain financial data from our statements of operations for the years ended 31st December, 1998, 1999 and 2000 and for the six months ended 30th June, 2000 and 2001:

	Year ended 31st December,			Six months ended 30th June,	
	1998	1999	2000	2000	2001
			(GRD million)		
Revenues:	848,842	906,246	977,327	477,396	501,883
Expenses:					
Payroll cost	217,287	231,837	233,396	118,259	122,642
Pension deficit	43,056	45,751	—	—	—
Fossil fuel	128,463	130,209	138,696	68,072	66,100
Liquid fuel	103,791	109,532	165,479	67,179	68,305
Natural gas	18,171	38,135	93,610	38,439	53,499
Depreciation and amortisation	53,499	60,629	73,041	30,757	38,795
Impairment loss	—	—	14,774	—	—
Utilities and maintenance	19,210	24,121	27,015	12,458	10,758
Materials and consumables	19,460	22,381	23,900	13,238	12,808
Energy purchases	15,878	5,854	10,673	3,034	14,297
Third party fees	3,467	4,382	6,167	2,111	3,352
Taxes and duties	4,609	4,976	5,239	2,684	3,632
Provisions	5,840	10,465	7,760	3,818	4,148
Other expenses	14,838	14,780	24,439	16,300	6,883
Cost of energy sold	647,569	703,052	824,189	376,349	405,219
Profit from operations	201,273	203,194	153,138	101,047	96,664
Financial expenses	(167,004)	(131,871)	(114,833)	(56,461)	(48,240)
Financial income	12,915	15,362	11,427	5,707	2,950
Foreign currency losses	(51,350)	(68,593)	(32,596)	(23,408)	(4,311)
Other income (expense)	9,238	12,714	5,235	5,489	2,177
Profit (loss) before tax	5,072	30,806	22,371	32,374	49,240
Provision for income taxes (current)	(6,070)	(9,035)	(13,901)	(8,842)	(13,707)
Profit (loss) after tax	(998)	21,771	8,470	23,532	35,533

The following table shows certain financial data from our statements of operations for the years ended 31st December, 1998, 1999 and 2000 and for the six months ended 30th June, 2000 and 2001, expressed in each case as a percentage of revenues:(1)

	Year ended 31st December,			Six months ended 30th June,	
	1998	1999	2000	2000	2001
	(percentage)				
Expenses:					
Payroll cost	25.5	25.5	23.8	24.7	24.4
Pension deficit	5.0	5.0	—	—	—
Fossil fuel	15.1	14.3	14.1	14.2	13.1
Liquid fuel	12.2	12.0	17.0	14.0	13.6
Natural gas	2.1	4.2	9.5	8.0	10.6
Depreciation and amortisation	6.3	6.7	7.4	6.4	7.7
Utilities and maintenance	2.2	2.6	2.7	2.6	2.1
Materials and consumables	2.2	2.4	2.4	2.7	2.5
Energy purchases	1.8	0.6	1.0	0.6	2.8
Third party fees	0.4	0.4	0.6	0.4	0.6
Taxes and duties	0.5	0.5	0.5	0.6	0.7
Provisions	0.7	1.2	0.8	0.8	0.8
Other expenses	1.7	1.6	2.5	3.4	1.3
Cost of energy sold	76.2	77.5	84.3	78.8	80.7
Profit from operations	23.7	22.4	15.6	21.1	19.2
Financial expenses	19.7	14.5	11.7	11.8	9.6
Financial income	1.5	1.6	1.2	1.2	0.6
Foreign currency losses	6.0	7.5	3.3	4.9	0.8
Other income (expense)	1.0	1.4	0.5	1.1	0.4
Profit (loss) before tax	0.6	3.3	2.2	6.7	9.8
Provision for income taxes (current)	0.7	0.9	1.4	1.8	2.7
Profit (loss) after tax	—	2.4	0.8	4.9	7.0
Revenues	100	100	100	100	100

(1) Individual ratios may not sum to total due to rounding.

Results of operations for the six-month periods ended 30th June, 2000 and 2001

Revenues

The following table shows the different sources of our revenues for the six-month periods ended 30th June, 2000 and 2001:

	Six months ended 30th June,	
	2000	2001
	(GRD million)	
Revenues:		
Revenue from energy sales	472,087	496,240
Other(1)	5,309	5,643
Total revenues	477,396	501,883

(1) Other revenues include sales of lignite bricquets and dried lignite, ash and steam to industrial customers in Greece as well as commissions received from the municipal and governmental authorities for the collection of municipal, public television and radio duties.

Total revenues increased from GRD 477,396 million (€ 1,401.0 million) for the first six months of 2000 to GRD 501,883 million (€ 1,472.8 million) for the same period in 2001, an increase of GRD 24,487 million (€ 71.8 million), or 5.1%. This increase was attributable to higher volume of sales as well as a 3% increase in tariffs for all customers, except for Larco and Aluminium, in September 2000.

Expenses

The table below shows a breakdown of our expenses for each of the following periods:

	Six months ended 30th June,	
	2000	2001
	(GRD million)	
Expenses:		
Payroll cost	118,259	122,642
Fossil fuel	68,072	66,100
Liquid fuel	67,179	68,305
Natural gas	38,439	53,499
Depreciation and amortisation	30,757	38,795
Utilities and maintenance	12,458	10,758
Materials and consumables	13,238	12,808
Energy purchases	3,034	14,297
Third party fees	2,111	3,352
Taxes and duties	2,684	3,632
Provisions	3,818	4,148
Other expenses	16,300	6,883
Total expenses	376,349	405,219

Expenses increased from GRD 376,349 million (€ 1,104.4 million) for the first six months of 2000 to GRD 405,219 million (€ 1,189.1 million) for the same period in 2001, an increase of GRD 28,870 million (€ 84.7 million), or 7.6%. The increase in costs was due principally to an increase in both volume (9.8%) and price (26.8%) of natural gas, amounting to GRD 15,060 million (€ 44.1 million) over this period. The increase in the volume of natural gas was due to the increased operation of our gas-fired power stations as a result of lower rainfalls during this period which led to lower power output from our hydroelectric power stations. In addition, our gas-fired power station in Lavrio became fully operational during this period. Energy purchases also increased by GRD 11,263 million (€ 33.0 million), or 371.2%, primarily through imports to take advantage of the lower cost electricity imports during a period of high fuel prices.

The increase in expenses was also attributable to an increase in payroll cost of GRD 4,383 million (€ 12.8 million) over the same period, as a result of an approximately 6% increase in employees'

wages, pursuant to our collective bargaining agreement with the General Federation of PPC Employees ("GENOP"). The increase in payroll cost over this period was partially offset by a decrease in employee numbers of approximately 3.8%. Payroll cost consists of wages and employee benefits for all of our employees, except for the employees of our Mining business unit, whose payroll cost are accounted for in the cost of fossil fuel production, and certain employees involved in the construction of fixed assets, whose payroll cost is capitalised. For the six months ended 30th June, 2001, payroll cost reflected in our statements of operations represented 67.0% of total payroll cost, as compared with 66.2% for the same period in 2000. The following table shows our total payroll cost less capitalisation of payroll to fixed assets, payroll included in fossil fuel production and payroll cost of the PIO, which is subsequently refunded by the Hellenic Republic:

	Six months ended 30th June,	
	2000	2001
	(GRD million)	
Total payroll cost	178,550	182,901
Less:		
—Capitalisation of payroll to fixed assets	(20,916)	(20,204)
—Payroll cost included in fossil fuel production	(36,012)	(36,099)
—Payroll of the PIO	(3,363)	(3,956)
Payroll cost per statement of operations	118,259	122,642

Depreciation and amortisation increased from GRD 30,757 million (€ 90.2 million) for the first six months of 2000 to GRD 38,795 million (€ 113.8 million) for the same period in 2001, an increase of GRD 8,038 million (€ 23.5 million), or 26.1%. This increase was attributable principally to assets acquired or entering service in late 2000 and first half of 2001, particularly new machinery, buildings and assets for our mines. Under IAS, depreciation of an asset is calculated on a straight line basis at rates that are substantially equivalent to the average rates of the estimated economic useful life of the asset. The amounts discussed do not include amortisation of deferred subsidy income and depreciation included in fossil fuel production cost. You should read note 32 and note 12 to the audited consolidated financial statements for more information on these charges.

Other expenses decreased from GRD 16,300 million (€ 47.8 million) for the first six months of 2000 to GRD 6,883 million (€ 20.2 million) for the same period in 2001, a decrease of GRD 9,417 million (€ 27.6 million), or 57.7%, reflecting primarily a write-off of VAT claims in 2000.

Profit from operations

Profit from operations decreased from GRD 101,047 million (€ 296.5 million) for the first six months of 2000 to GRD 96,664 million (€ 283.6 million) for the same period in 2001, a decrease of GRD 4,383 million (€ 12.8 million), or 4.3%, principally due to higher natural gas costs and lower hydroelectric output which caused us to rely more on electricity imports.

Financial expense

Financial expense consists primarily of interest charged on our borrowings, principally for capital expenditure for the expansion and upgrading of our generation, transmission and distribution capabilities. Financial expense decreased from GRD 56,461 million (€ 165.6 million) for the first six months in 2000 to GRD 48,240 million (€ 141.5 million) for the same period in 2001, a decrease of GRD 8,221 million (€ 24.1 million), or 14.6%, due to lower average interest rates for the period. Our total debt increased by 10% from GRD 1,642 billion (€ 4.82 billion) at 30th June, 2000 to GRD 1,806 billion (€ 5.3 billion) at 30th June, 2001 as a result of increased borrowings during this period for capital expenditure.

Financial income

Financial income consists of interest on our time deposits, interest on government bonds issued to us by the Hellenic Republic and penalties for late payments by our customers. Financial income decreased from GRD 5,707 million (€ 16.7 million) for the first six months in 2000 to GRD 2,950 million

(€ 8.6 million) for the same period in 2001, a decrease of GRD 2,757 million (€ 8.0 million), or 48.3%. This decrease was attributable principally to lower interest rates on time deposits and financial penalties, as well as lower amounts in time deposits during this period.

Foreign currency losses

Foreign currency losses are associated with borrowings denominated in currencies other than the Greek drachma or the euro, subsequent to 1st January, 2001, and losses associated with the depreciation of the euro against those currencies. In addition, foreign currency losses are associated with agreements we enter into with foreign suppliers with respect to purchase of equipment. These purchases are mainly denominated in U.S. dollars and Swiss francs. We are also subject to exchange rate exposure for liquid fuel purchases since these purchases are denominated in U.S. dollars. Foreign currency losses decreased from GRD 23,408 million (€ 68.6 million) for the first six months in 2000 to GRD 4,311 million (€ 12.6 million) for the first six months in 2001, a decrease of GRD 19,097 million (€ 56.0 million) or 81.6%, mainly as a result of Greece's entry into EMU.

Other income (expense)

Other income consists principally of disposal of fixed assets, governmental subsidies in respect of employee training and development costs, disposal of securities and materials and payments by contractors under penalty clauses. Other income decreased from GRD 5,489 million (€ 16.1 million) for the first six months of 2000 to GRD 2,177 million (€ 6.3 million) for the same period in 2001, a decrease of GRD 3,312 million (€ 9.7 million), or 60.3%. This decrease was due primarily to increased expenses which more than offset higher payments by contractors under penalty clauses. You should read note 35 to the audited consolidated financial statements for more information on other income.

Income taxes

The following table shows a breakdown of our income taxes for the periods indicated:

	Six months ended 30th June,	
	2000	2001
	(GRD million)	
Income taxes:		
Current income taxes	11,831	18,932
Deferred income taxes	(2,989)	(5,225)
Total provision for income taxes	8,842	13,707

We recorded a total tax provision of GRD 13,707 million (€ 40 million) in the first six months of 2001 as compared with GRD 8,842 million (€ 25.9 million) for the same period in 2000, an increase of 55.0% reflecting higher profit before tax. Under Greek law, we are subject to an income tax rate of 35%. Following the admission of our shares on the ASE pursuant to the Greek offering, we will be subject to the same income tax rate. Our effective tax rate for the six months ended 30th June, 2001 and 2000 was approximately 27%. The main reason for the effective tax rate being lower than the statutory rate is primarily high non-taxable profits which more than offset non-tax deductible expenses.

Profit after tax

Profit after tax increased from GRD 23,532 million (€ 69.0 million) in 2000 to GRD 35,533 million (€ 104.2 million) in 2001, an increase of GRD 12,001 million (€ 35.2 million), or 51%. This increase was due principally to an increase in operating income and lower foreign currency losses.

Results of operations for the years ended 31st December, 1998, 1999 and 2000

Revenues

The following table shows the different sources of our revenues for the years ended 31st December, 1998, 1999 and 2000:

	Year ended 31st December,		
	1998	1999	2000
		(GRD million)	
Revenues:			
Revenue from energy sales	839,980	897,054	966,285
Other(1)	8,862	9,192	11,042
Total revenues	848,842	906,246	977,327

(1) Other revenues include sales of lignite bricquets and dried lignite, ash and steam to industrial customers in Greece as well as commissions received from the municipal and governmental authorities for the collection of municipal, public television and radio duties.

2000 compared with 1999. Total revenues increased from GRD 906,246 million (€ 2,659.5 million) in 1999 to GRD 977,327 million (€ 2,868.1 million) in 2000, an increase of GRD 71,081 million (€ 208.6 million), or 7.8%, due to higher volumes of sales and a 3% increase in tariffs for all customers, except for Larco and Aluminium, in September 2000.

1999 compared with 1998. Total revenues increased from GRD 848,842 million (€ 2,491.0 million) in 1998 to GRD 906,246 million (€ 2,659.5 million) in 1999, an increase of GRD 57,404 million (€ 168.4 million), or 6.8%, due to higher volumes of sales and a 3% increase in tariffs for all customers, except for Larco and Aluminium, in July 1998.

Expenses

The following table shows a breakdown of our expenses for each of the following years:

	Year ended 31st December,		
	1998	1999	2000
		(GRD million)	
Expenses:			
Payroll cost	217,287	231,837	233,396
Pension deficit	43,056	45,751	—
Fossil fuel	128,463	130,209	138,696
Liquid fuel	103,791	109,532	165,479
Natural gas	18,171	38,135	93,610
Depreciation and amortisation	53,499	60,629	73,041
Impairment loss	0	0	14,774
Utilities and maintenance	19,210	24,121	27,015
Materials and consumables	19,460	22,381	23,900
Energy purchases	15,878	5,854	10,673
Third party fees	3,467	4,382	6,167
Taxes and duties	4,609	4,976	5,239
Provisions	5,840	10,465	7,760
Other expenses	14,838	14,780	24,439
Total expenses	647,569	703,052	824,189

2000 compared with 1999. Expenses increased from GRD 703,052 million (€ 2,063.2 million) in 1999 to GRD 824,189 million (€ 2,418.7 million) in 2000, an increase of GRD 121,137 million (€ 355.5 million) or 17.2%. Fuel costs (liquid fuel and natural gas) in 2000 increased by GRD 111,422 million (€ 326.9 million) or 75.4%, as compared with 1999 as a result of an increase in fuel oil prices in 2000. This increase was principally due to an increase in heavy fuel oil price (57%) and an increase in both volume (44.3%) and price (70.1%) of natural gas purchased. The increase in the volume of gas was

mainly due to the commencement of operations of one unit of our gas-fired power station in Lavrio. Energy purchases increased from GRD 5,854 million (€ 17.1 million) to GRD 10,673 million (€ 31.3 million), an increase of GRD 4,819 million (€ 14.1 million) or 82.3%, primarily to meet demand and to take advantage of the lower cost electricity imports during a period of high fuel prices.

We recorded an impairment loss for an amount of GRD 14,774 million (€ 43.3 million) for the first time in 2000 relating to our hydroelectric power stations. This loss reflects the determination of management that certain assets had suffered permanent impairment following the valuation of the fixed assets conducted by American Appraisal.

The increase in expenses was partially offset by the elimination of pension deficit expenses following the creation of the Personnel Insurance Organisation, (the "PIO"). As of 1st January, 2000, the PIO took over our responsibilities for meeting liabilities in respect of pensions, healthcare for our employees and pensioners, and other social security expenses. The pension deficit for 1999 was GRD 45,751 million (€ 134.2 million). In 2000, payroll cost increased from GRD 231,837 million (€ 680.3 million) for 1999 to GRD 233,396 million (€ 684.9 million) for 2000, an increase of GRD 1,559 million (€ 4.5 million), or 0.67%. This increase was the result of an approximately 6% increase in employees' wages, pursuant to our collective agreement with GENOP, which more than offset a 2.8% reduction in our number of employees over the same period. For the year ended 31st December, 2000, payroll cost reflected in our statements of operations represented 65.8% of total payroll cost, as compared with 67.8% for the year ended 31st December, 1999. The following table shows our total payroll cost less capitalisation of payroll to fixed assets, payroll included in fossil fuel production and payroll cost of the PIO, which is subsequently refunded by the Hellenic Republic:

	Year ended 31st December,		
	1998	1999	2000
		(GRD million)	
Total payroll cost	321,620	341,645	354,484
Less:			
—Capitalisation of payroll to fixed assets	(38,941)	(40,645)	(41,617)
—Payroll cost included in fossil fuel production	(65,392)	(69,163)	(72,349)
—Payroll of the PIO	—	—	(7,122)
Payroll cost per statement of operations	217,287	231,837	233,396

Other expenses increased from GRD 14,780 million (€ 43.3 million) in 1999 to GRD 24,439 million (€ 71.7 million) in 2000, an increase of GRD 9,659 million (€ 28.3 million), or 65.3%, primarily due to a provision for settlement of a VAT claim.

Depreciation and amortisation increased from GRD 60,629 million (€ 177.9 million) in 1999 to GRD 73,041 million (€ 214.3 million) in 2000, an increase of GRD 12,412 million (€ 36.4 million), or 20.4%, principally as a result of additional fixed assets entering service in 2000, particularly mines and machinery. The amounts discussed do not include amortisation of deferred subsidy income and depreciation included in fossil fuel production cost. You should read note 32 and note 12 to the audited consolidated financial statements for more information on these charges.

1999 compared with 1998. Expenses increased from GRD 647,569 million (€ 1,900.4 million) in 1998 to GRD 703,052 million (€ 2,063.2 million) in 1999, an increase of GRD 55,483 million (€ 162.8 million), or 8.5%. Costs for natural gas increased by GRD 19,964 million (€ 58.5 million), or 109.8%, due principally to higher volumes resulting from increased operation of our gas-fired power stations. Electricity imports decreased by GRD 10,024 million (€ 29.4 million), or 63.1%, in 1999 as compared with 1998 mainly due to higher production from our hydroelectric power stations following increased rainfalls. Provisions increased by GRD 4,625 million (€ 13.5 million), or 79.1%, principally due to increased provisions for doubtful accounts compared with 1998. We make provisions for doubtful accounts on balances outstanding for more than 12 months for low voltage customers. For medium and high voltage customers, we make provisions for doubtful accounts on an individual basis for specific balances outstanding.

Utilities expenses increased from GRD 19,210 million (€ 56.3 million) in 1998 to GRD 24,121 million (€ 70.8 million) in 1999, an increase of GRD 4,911 million (€ 14.4 million), or 25.6%, due principally to high repair costs for our Lavrio complex in 1999.

Depreciation and amortisation increased from GRD 53,499 million (€ 157.0 million) in 1998 to GRD 60,629 million (€ 177.9 million) in 1999, an increase of GRD 7,130 million (€ 20.9 million), or 13.3%, principally as a result of additional fixed assets entering service in 1999, principally buildings and machinery. The amounts discussed do not include amortisation of deferred subsidy income and depreciation included in fossil fuel production cost. You should read note 32 and note 12 to the audited consolidated financial statements for more information on these charges.

Profit from operations

2000 compared with 1999. Profit from operations decreased from GRD 203,194 million (€ 596.3 million) in 1999 to GRD 153,138 million (€ 449.4 million) in 2000, a decrease of GRD 50,056 million (€ 146.8 million), or 24.6%. This decrease was attributable principally to higher fuel costs, increased depreciation and the impairment loss for 2000, which more than offset higher revenues and the elimination of pension liability payments.

1999 compared with 1998. Profit from operations increased from GRD 201,273 million (€ 590.6 million) in 1998 to GRD 203,194 million (€ 596.3 million) in 1999, an increase of GRD 1,921 million (€ 5.6 million), or 1.0%. This increase was attributable principally to higher revenues as a result of increased electricity demand.

Financial expense

2000 compared with 1999. Financial expense declined from GRD 131,871 million (€ 387.0 million) in 1999 to GRD 114,833 million (€ 337.0 million) in 2000, a decrease of GRD 17,038 million (€ 50.0 million), or 12.9%. This decrease was attributable mainly to reduced interest rates. Notwithstanding the decrease in interest rates, our total debt increased by 9.7% from GRD 1,591 billion (€ 4.7 billion) at 31st December, 1999 to GRD 1,746 billion (€ 5.1 billion) at 31st December, 2000 due to increased borrowings for capital expenditure.

1999 compared with 1998. Financial expense decreased from GRD 167,004 million (€ 490.1 million) in 1998 to GRD 131,871 million (€ 387.0 million) in 1999, a decrease of GRD 35,133 million (€ 103.1 million), or 21%. This decrease was attributable principally to lower interest rates. Our total debt increased by 6.9%, from GRD 1,488 billion (€ 4.3 billion) at 31st December, 1998 to GRD 1,591 billion (€ 4.7 billion) at 31st December, 1999 due to increased borrowings for capital expenditure.

Financial income

2000 compared with 1999. Financial income decreased from GRD 15,362 million (€ 45.0 million) in 1999 to GRD 11,427 million (€ 33.5 million) in 2000, a decrease of GRD 3,935 million (€ 11.5 million), or 25.6%. This decrease was attributable mainly to lower interest rates during this period and lower amounts in time deposits.

1999 compared with 1998. Financial income increased from GRD 12,915 million (€ 37.9 million) in 1998 to GRD 15,362 million (€ 45.0 million) in 1999, an increase of GRD 2,447 million (€ 7.1 million), or 18.9%. This increase was attributable principally to higher amounts in time deposits.

Foreign currency losses

Foreign currency losses decreased from GRD 68,593 million (€ 201.3 million) in 1999 to GRD 32,596 million (€ 95.6 million) in 2000, a decrease of GRD 35,997 million (€ 105.6 million), or 52.5%. This decrease was attributable principally to lower depreciation of the Greek drachma against the currencies to which we have foreign currency exposure. From 1998 to 1999, foreign currency losses increased from GRD 51,350 million (€ 150.6 million) to GRD 68,593 million (€ 201.3 million), an increase of GRD 17,243 million (€ 50.6 million), or 33.5%, due to increased appreciation of the foreign currencies in which we borrow against the Greek drachma.

Other income (expense)

Other income decreased from GRD 12,714 million (€ 37.3 million) in 1999 to GRD 5,235 million (€ 15.3 million) in 2000, a decrease of GRD 7,479 million (€ 21.9 million), or 58.8%. This decrease

was due primarily to a tax relating to the statutory revaluation of our fixed assets in 2000. Other income increased from GRD 9,238 million (€ 27.1 million) in 1998 to GRD 12,714 million (€ 37.3 million) in 1999, an increase of GRD 3,476 million (€ 10.2 million), or 37.6%. This increase was due primarily to increased disposal of fixed assets and higher sales of securities and materials. You should read note 35 to our audited consolidated financial statements for a more detailed discussion on other income.

Income taxes

The following table shows a breakdown of our income taxes for the periods indicated:

	Year ended 31st December,		
	1998	1999	2000
	(GRD million)		
Income taxes:			
Current income taxes	4,307	8,443	11,966
Deferred tax charge	1,763	592	1,935
Total provision for income taxes	6,070	9,035	13,901

2000 compared with 1999. We recorded a total tax provision of GRD 13,901 million (€ 40.7 million) in 2000, as compared with GRD 9,035 million (€ 26.5 million) in 1999, an increase of GRD 4,866 million (€ 14.2 million), or 53.8%. The applicable tax rate during this period was 35% and our effective tax rate for 2000 was 62.1%. The main reason for the effective tax rate being higher than the statutory rate is primarily high non-deductible expenses, such as tax assessments and penalties which more than offset non-taxable profits.

1999 compared with 1998. We recorded an income tax provision of GRD 9,035 million (€ 26.5 million) in 1999, as compared with GRD 6,070 million (€ 17.8 million) in 1998, an increase of GRD 2,965 million (€ 8.7 million), or 48.8%, due to higher profits in 1999. The applicable tax rate during this period was 35% and our effective tax rate for 1999 was 29.3% The main reason for effective tax rate being lower than the statutory tax rate is primarily high non-taxable profits, such as income from government bonds and interest on bank deposits which more than offset non-tax deductible expenses. Our effective tax rate for 1998 was 119%, as a result mainly of adjustments made in our financial statements to reflect changes in taxable income resulting from the adoption of Greek GAAP and IAS in 2000.

Profit after tax

2000 compared with 1999. Profit after tax decreased from GRD 21,771 million (€ 63.8 million) in 1999 to GRD 8,470 million (€ 24.9 million) in 2000, a decrease of GRD 13,301 million (€ 39 million), or 61%. This decrease was due principally to higher fuel costs and the impairment loss for 2000, which more than offset the elimination of pension payments.

1999 compared with 1998. Profit after tax increased to GRD 21,771 million (€ 63.8 million) in 1999, as compared with a loss of GRD 998 million (€ 2.9 million) in 1998. This increase was due principally to an increase in operating revenues and a decrease in financial expenses.

Illustrative Information—Potential Impact of the fixed assets revaluation

Our audited consolidated financial statements include an illustration of the effect that a revaluation of our fixed assets recorded for the year ending 31st December, 2000, using American Appraisal's valuation would have on our equity and statements of operations. You should read note 12 to our financial statements for a more detailed discussion on this illustrative information which has been prepared in accordance with IAS. The following table shows our total assets depreciation and

amortisation, profit before tax and profit after tax for the year ended 31st December, 2000 on both a historical basis, as reflected in the audited consolidated financial statements and according to the illustrative information shown in note 12 to the audited consolidated financial statements:

	Year ended 31st December, 2000	
	Historical basis	Illustrative information
	(GRD million)	
Balance Sheet Data:		
Assets	2,557,393	3,547,762
Statements of Operations Data:		
Depreciation and amortisation	73,041	151,132
Profit (loss) before tax	22,371	(55,720)
Provision for income tax	(13,901)	(13,901)
Profit (loss) after tax	8,470	(69,621)

According to the illustrative information shown in note 12 to the audited consolidated financial statements, assets for the year ended 31st December, 2000 would have been GRD 3,548 billion (€ 10.41 billion) as compared with GRD 2,557 billion (€ 7.50 billion) on a historical basis, as reflected in the audited consolidated financial statements for the same period. Depreciation and amortisation for the year ended 31st December, 2000 was GRD 151,132 million (€ 443.5 million) as compared with GRD 73,041 million (€ 214.3 million) on a historical basis, as reflected in the audited consolidated financial statements for the same period. The increase in depreciation and amortisation charges reflects the higher value of fixed assets. Loss before tax for the same year would have been GRD 55,720 million (€ 163.5 million) as compared with profit after tax of GRD 22,371 million (€ 65.6 million) on a historical basis, as reflected in the audited consolidated financial statements due to increased depreciation and amortisation resulting from higher fixed asset values. Loss after tax for the year ended 2000 would have been GRD 69,621 million (€ 204.3 million) as compared with a profit after tax of GRD 8,470 million (€ 24.9 million) on a historical basis, as reflected in the audited consolidated financial statements, for the same period, due to increased depreciation and amortisation resulting from higher fixed asset values.

The Minister of Finance has recently confirmed that the increased depreciation charges resulting from higher fixed asset values are fully deductible for tax purposes. However, as the exact application and extent of such deductibility remains to be determined, the related tax effect has not been reflected, on an illustrative basis, in the provision for income tax.

Recent developments

In addition to our core electricity operations, we are implementing a plan to diversify into the telecommunications industry, where we intend to take advantage of our extensive electricity transmission and distribution network, service infrastructure as well as our retail outlets and, subject to the provisions of the applicable laws, our customer database. In this respect, we established PPC Telecommunications, a wholly-owned subsidiary in October 2000. PPC Telecommunications formed Evergy together with NBG Greek Fund Limited, Alpha Ventures SA and General Bank of Greece which participated in an auction in Greece for the Fixed Wireless Access Licences held in December 2000. On 6th December, 2000, Evergy was awarded a fixed wireless LMDS licence in Greece for the installation, operation and exploitation of a public fixed wireless telecommunications network and the provision of fixed wireless telecommunication services in Greece. This licence cost GRD 3.01 billion (€ 11.7 million). PPC Telecommunications currently holds a 9.9% participation in Evergy. In April 2001, PPC Telecommunications has submitted an application for obtaining a licence for the installation of fixed line telecommunications network and the provision of fixed line voice telephony services. The application is already approved by the National Telecommunications and Post Commission and the licence is expected to be issued in the near future. PPC Telecommunications intends to transfer this licence to Evergy.

In August 2001, we, PPC Telecommunications and Evergy entered into a joint venture agreement with WIND, the shareholders of which are ENEL S.p.A., the Italian electricity company, and France

Telecom. The joint venture shall operate through a holding company to be incorporated in the Netherlands (the "Holding Company"), in which PPC Telecommunications will hold 50% minus one share, with an option, subject to certain financial results of Evergy, to acquire the majority of the shares after three years and WIND will hold 50% plus one share. The joint venture will pursue its activities in Greece through Evergy, which shall become a 100% subsidiary of the Holding Company. The current shareholders of Evergy have agreed to sell their interest in Evergy to the Holding Company. This transaction is subject to Greek regulatory clearance. According to the business plan of the Holding Company, total debt and equity funding requirements are expected to reach a peak of GRD 109.0 billion (€ 320 million) after six years from the date of incorporation of the Holding Company. Our expected equity contribution to the share capital of the Holding Company will be within the range of GRD 24 billion (€ 70 million) to GRD 55 billion (€ 160 million) over this period. Our precise equity contribution within this range will depend on the level of debt financing which the Holding Company manages to obtain in the debt markets. We also plan to invest approximately GRD 10 billion (€ 30 million) in building a dark fibre optic network along our existing transmission and distribution lines. The fibre optic network will remain our property and shall be leased to Evergy for use on behalf of the Holding Company.

Liquidity and capital resources

Liquidity

Our primary source of liquidity is cash generated from operations. Net cash provided by operating activities for the first six months of 2001 was GRD 197,872 million (€ 580.7 million), compared with GRD 143,361 million (€ 420.7 million) for the same period in 2000. This increase was principally due to the reimbursement of GRD 105,800 million (€ 310.4 million) by the Hellenic Republic for amounts due from the PIO to us. It was also attributable to higher net income, higher depreciation and amortisation and lower interest payments. Net cash provided by operating activities was GRD 220,568 million (€ 647.3 million) in 2000, compared with GRD 238,710 million (€ 700.5 million) in 1999. This decrease was principally due to lower net income.

Net cash used in investing activities for the first six months of 2001 decreased by 4.5% compared with the same period in 2000, due to higher proceeds from subsidies and customers' contributions which more than offset increased capital expenditure relating to the development of our gas-fired power station in Komotini and our lignite-fired power station in Florina. Net cash used in investing activities was GRD 163,935 million (€ 481.1 million) in 1999 as compared to GRD 261,536 million (€ 767.5 million) in 2000. This increase was principally due to higher capital expenditure for property and equipment.

Net cash from financing activities increased significantly to GRD 10,698 million (€ 31.3 million) in the first six months of 2001, as compared with GRD (33,354 million) (€ (97.8 million)) for the same period in 2000, as a result of lower principal payments on long-term debt which more than offset a decrease in proceeds from long-term debt. Net cash from financing activities in 2000 was GRD 20,229 million (€ 59.3 million), an increase of GRD 89,035 million (€ 261.3 million) as compared with 1999. This increase was due principally to higher proceeds from long-term debt and lower long-term debt repayments.

As at 30th June, 2001, we held GRD 24,083 million (€ 70.6 million) in liquid assets, mainly shares and bonds. Our main equity interests comprise shares in National Bank of Greece with a market value of GRD 8,018 million (€ 23.5 million) and Heracles Cement S.A. with a market value of GRD 2,494 million (€ 7.31 million) as at 30th June, 2001.

As at 30th June, 2001, our fixed income investments portfolio included Greek government bonds with an outstanding balance of GRD 13,489 million (€ 39.5 million). These government bonds were issued to us in 1992 by the Hellenic Republic for a total of GRD 37,466 million (€ 109.9 million) in settlement of bills owed to us by certain state-owned companies. We sell these bonds to banks for short-term borrowings under repurchase agreements. As at 30th June, 2001 we had sold GRD 7,430 million (€ 21.8 million) out of the GRD 13,489 million (€ 39.5 million) outstanding balance of government bonds to two Greek banks.

Capital resources

As at 30th June, 2001, our outstanding long-term debt was GRD 1,607 billion (€ 4,718 million) and our short-term debt, including the current portion of long-term debt, was GRD 198,325 million (€ 582 million). Financial expense totalled GRD 48,240 million (€ 141.5 million) for the six months ended 30th June, 2001.

We have entered into unsecured agreements with both domestic and international banks. Under certain loans, we would be in default if the Hellenic Republic ceased to hold 51% or more of our share capital. As a result of our transformation from a public corporation to a *société anonyme*, a number of the standard provisions in our loans need to be amended to reflect the consequences of this transformation. We have initiated the process for these amendments and expect that they will be finalised in early 2002. We have entered into a number of loan agreements with the European Investment Bank, which, as at 30th June, 2001 represented 14.5% of our total borrowings. These loans are guaranteed by the Hellenic Republic. We pay to the Hellenic Republic a commission in the range of 0.40% to 1% on the outstanding balance of the loans guaranteed.

As at 30th June, 2001, approximately 11% of our total debt was denominated in foreign currencies (not including the euro) and approximately 14.5% of our debt was guaranteed as to principal and interest by the Hellenic Republic. As at 30th June, 2001, approximately 69% of our total debt was linked to floating rates and approximately 31% was linked to fixed rates. We have entered into a number of interest rate swap agreements in order to hedge some of our floating interest rate exposure. You should read "Operating and Financial Review and Prospects—Quantitative and qualitative disclosures about market risk" for a discussion of those contracts. The average annual interest rate on our outstanding long-term debt as at 30th June, 2001 was approximately 5%.

Historically, we have not entered into any significant short term credit facilities to cover our working capital needs. However, our capital expenditures have been covered by borrowing. We expect our cash flow to be sufficient to meet current working capital commitments and part but not all of our capital expenditures. In the event we would need additional funds, we do not anticipate difficulties in obtaining credit facilities in the future.

Capital expenditures

The table below sets out the capital expenditures by type of asset for the periods indicated:

	Year ended 31st December,			Six months ended 30th June,	
	1998	1999	2000	2000	2001
			(GRD million)		
Land	37	2,322	1,175	208	1,052
Mines	348	16,093	10,708	1,974	11,317
Buildings	27,432	69,428	15,471	1,014	4,420
Machinery	141,530	188,760	158,847	40,278	47,551
Transportation	3,220	2,055	2,221	1,701	577
Furniture & equipment	4,541	5,985	5,025	2,418	1,322
Construction in progress, net	56,909	(58,159)	117,592	78,816	66,994
Total	234,017	226,484	311,039	126,409	133,233

Capital expenditures have remained high during recent years as a result of the need to upgrade the machinery used in our mines and generating stations, as well as to construct new generating facilities. These include environmental upgrades for our power stations. In addition, we have been systematically installing additional lines and substations in our distribution network throughout Greece to meet increased demand by existing and new clients.

Commitments

Although the actual amount of our capital expenditures in future periods will depend on various factors that cannot presently be foreseen, we expect to make capital expenditures of approximately GRD 320

billion (€ 939 million) in 2001. We expect to make slightly increased capital expenditures for 2002 and 2003, although our goal would be to reduce our capital expenditures by approximately 20% in 2004 compared to 2001 levels. The expenditures are scheduled to be primarily concentrated in the Generation business unit. We expect to fund our capital expenditures through cash flow from operations and by borrowing.

In the Generation business unit, we plan to ensure compliance of our power stations with environmental regulations or with new terms that could be imposed in our environmental permits. For example, we plan to install flue gas desulphurisation plants in our lignite-fired power stations in Megalopolis and Amynteon.

We do not currently expect to install any additional generating capacity beyond that which the new power stations at Komotini, Florina, Messochora, Linoperamata and Atherinolakkos will provide. In addition, the construction of certain hydroelectric power stations is currently under consideration. Accordingly, and under the assumption that new entrants will enter the electricity market and provide additional capacity in Greece, we do not expect to significantly increase our new capacity investments in Greece over the next few years. However, we will continue to re-evaluate our prospects for increasing our generating capacity on an annual basis, particularly in the event that new entrants do not start generating activities.

As the operator of the interconnected transmission system, the HTSO may require us to invest in this system to improve the efficiency and quality of the transmission system assets. We are generally required to undertake any improvements requested by the HTSO in respect of the interconnected transmission system and may be required to incur all expenses in connection with any such investment. Although we are entitled to compensation by the HTSO for all or part of these expenses, our actual cost of investment could exceed the amount that we would receive as compensation. You should read "Risk Factors—We may be required to take decisions that could have a negative impact on our profitability" for a more detailed discussion on these investments.

In the Distribution business unit, we plan to upgrade the network and install new electricity lines and substations, especially in anticipation of the Olympic Games in Greece in 2004.

We expect to receive approximately GRD 16 billion (€ 46.95 million) in 2001 in grants from European Union programmes, initiatives and framework agreements and approximately GRD 7 billion (€ 20.5 million) in government reimbursements for investments relating to the Olympic Games and other national infrastructure projects.

In addition, our expected equity contribution to the share capital of the Holding Company with WIND, will be within the range of GRD 23.8 billion (€ 70 million) to GRD 54.5 billion (€ 160 million) for the first six years from the date of incorporation of the Holding Company. As part of our participation into the Holding Company, we expect to invest around GRD 10.2 billion (€ 30 million) in building a dark fibre optic network along our existing transmission and distribution lines, which we will lease to Evergy for use on behalf of the Holding Company.

Operational impact of the euro

On 1st January, 2001, Greece became the 12th member of EMU. We expect to adopt the euro as our reporting currency and to declare all dividends in euro for all periods ending after 31st December, 2001. Our shares will be quoted on the ASE in euro from the date of initial listing.

The introduction of the euro requires changes in our information technology and other systems in order to accommodate the use of the euro in our corporate transactions and financial reporting. For example, we have started making changes to our information systems in order to be able to produce bills for our customers in euro. We currently expect to incur approximately GRD 320 million (€ 0.93 million) in expenses for changes in our information technology and other systems in connection with the introduction of the euro. As the costs are incurred, we charge them to operating expenses in the financial statements.

We do not foresee any further implications to our business as a result of the introduction of euro notes and coins at the beginning of 2002.

Quantitative and qualitative disclosures about market risk

We purchase some electricity from outside Greece and some infrastructure equipment from foreign suppliers. As a consequence, we are subject to market risks from changes in foreign exchange rates. We are also subject to both foreign exchange risk and interest rate risk on part of our medium and long-term debt positions.

Foreign exchange risk

Our principal foreign exchange risk relates to foreign currency borrowings. It also relates, to a lesser extent, to electricity imports, agreements with foreign suppliers for the purchase of infrastructure equipment and to fuel purchases. Our foreign currency risk is primarily in respect of Japanese yen, Swiss francs and U.S. dollars.

Our exchange rate exposure for electricity imports is principally limited to electricity imports denominated in U.S. dollars. In 2000, all of our electricity imports by value were denominated in U.S. dollars. In addition, we are subject to exchange rate exposure for purchases of infrastructure equipment. We are also subject to exchange rate risk for liquid fuel purchases since these purchases are denominated in U.S. dollars. We do not systematically manage these exposures through financial instruments because we believe the risk is limited. However, we closely monitor our exchange rate risk and review our current position on an on-going basis.

Most of our debt is denominated in euro and as a result is not subject to exchange rate risk. As at 30th June, 2001, we were bearing exchange rate risk on only GRD 198 billion (€ 581.0 million) out of GRD 1,799 billion (€ 5.27 billion) in total debt outstanding. As at 30th June, 2001, our debt bearing foreign exchange risk represented approximately 11%, and as a result of having entered into swap agreements, 15% of our total borrowings.

With respect to our long-term debt, we closely monitor the fluctuations in foreign currency exchange rates and in interest rates and evaluate the need to enter into any financial instruments to mitigate those risks on an on-going basis. We use currency swap agreements in managing the exposure to foreign exchange risk. As at 30th June, 2001, we had currency swap agreements outstanding with an aggregate notional amount of GRD 70 billion (€ 205.4 million). We also had a cross currency and interest rate swap agreement outstanding with an aggregate notional amount of GRD 60 billion (€ 176 million). The net foreign exchange losses were GRD 51,350 million (€ 150.7 million), GRD 68,593 million (€ 201.3 million) and GRD 32,596 million (€ 95.6 million) for the years ended 31st December, 1998, 1999 and 2000, respectively. The 1998, 1999 and 2000 foreign exchange losses were mostly a result of appreciation of the currencies in which we borrow against the Greek drachma.

Interest rate risk

Our outstanding total debt as at 30th June, 2001 amounted to GRD 1,799 billion (€ 5.27 billion), of which GRD 1,239 billion (€ 3.63 billion), or approximately 69%, was floating rate, principally based on EURIBOR, and GRD 559 billion (€ 1.64 billion), or approximately 31%, was fixed rate. To improve the balance of fixed and floating interest rates, we have entered into swap agreements to fix the interest rate on some of our floating rate debt and as a result, the effective split between floating and fixed rates was 47% and 53%, respectively, as at 30th June, 2001.

In interest rate swap agreements, we agree with other parties to exchange, at specified intervals, the difference between interest amounts calculated by reference to the notional principal amount and the fixed or floating interest rates that we have agreed with the other parties.

As at 30th June, 2001, we had interest rate swap agreements with a notional amount of GRD 327 billion (€ 0.96 billion).

As our revenues are not linked to interest rates, our principal interest rate risk is that a general rise in interest rates will result in a higher interest expense on the unhedged portion of our floating-rate debt. If interest rates were to increase by 100 basis points from their level on 31st December, 2000, assuming the same level, composition and hedging of our debt portfolio, our interest expense for the year 2001 would increase by a total of approximately GRD 9 billion (€ 26.4 million).

OUR BUSINESS

Overview

We are the largest electricity generator, the sole owner of transmission assets and the sole distributor of electricity in Greece providing electricity to approximately 6.6 million customers as at 30th June, 2001. In the year ended 31st December, 2000, we generated approximately 97% of the 49,863 GWh of electricity produced in Greece.

We are among the largest industrial enterprises in Greece in terms of assets and revenues. In the year ended 31st December, 2000, we achieved total sales of electricity of GRD 966,285 million (€ 2,835 million), profit from operations of GRD 153,138 million (€ 449.4 million) and profit after tax of GRD 8,470 million (€ 24.9 million). As at 31st December, 2000, we had an installed generating capacity of 11,121 MW.

As an integrated electric utility, we generate electricity in our 99 power generating stations, facilitate the transmission of electricity through approximately 10,890 kilometres of our high voltage power lines and distribute electricity to consumers through approximately 195,000 kilometres of our distribution network. We also produce the lignite for our lignite-fired power stations from our five lignite mines.

The following diagram illustrates our organisational structure:



Board of Directors
Communication
Housing
Internal Audit
Management Committee
CEO
Legal
Strategy
Testing
Finance
Human Resources
Generation business unit
Mining business unit
Transmission business unit
Distribution business unit

The following table shows selected operating data for our electricity operations for the five years ended 31st December, 2000 and for the six months ended 30th June, 2000 and 2001:

	Year ended 31st December,					Six months ended 30th June,	
	1996	1997	1998	1999	2000	2000	2001
Installed capacity (MW)	9,381	9,859	10,296	10,997	11,121	11,093	11,158
Net Production[(1)] (GWh)	38,442	39,236	41,834	44,777	48,483	23,732	22,742
Electricity sold to final customers[(2)] (TWh)	36.3	37.4	39.6	41.1	44.3	21.6	21.8
Customers at end of period (millions)	6.1	6.2	6.3	6.4	6.5	6.5	6.6
Customers served per employee	177	182	188	195	206	200	211
Electricity sold per employee (MWh)	1,054	1,100	1,183	1,249	1,401	670	703
Number of employees	34,476	33,999	33,505	32,888	31,645	32,259	31,005[(3)]

(1) Net production equals gross production of electricity less internal consumption of electricity in the generating process.
(2) Including sales to our mines and customers abroad.
(3) Including employees transferred to the PIO and the HTSO.

Electricity demand and generation vary widely across Greece. On the mainland, generation capacity is concentrated in the north in close proximity to the majority of our lignite mines, our primary fuel source. On the islands, power generation depends on proximity to the mainland and accordingly on the feasibility of connection to the mainland transmission system. Corfu and the other Ionian islands, as well as certain of the Aegean islands, are connected to the mainland transmission system and together with the mainland transmission system constitute the interconnected system. The remaining islands are served by autonomous generating power stations fired principally by oil, wind and other renewable resources. We refer to these islands as the autonomous islands. Most of the power stations on the autonomous islands are small, reflecting the populations they serve, although our stations on Crete and Rhodes are comparable in size to certain of our mainland stations.

Although our electricity generating costs vary from station to station, depending on fuel costs and efficiency of our stations, the prices that we charge our customers (other than certain large customers) are, by law, standardised across Greece, including customers on the autonomous islands. As a result, our margins are generally higher in respect of the interconnected system than the autonomous islands, where fuel costs are generally higher and station efficiency generally lower.

On mainland Greece, we own and operate 33 generating power stations, consisting of 10 thermal stations, 22 hydroelectric stations and one wind park, supplying electricity to the interconnected system. On the autonomous islands, we own and operate 39 autonomous thermal stations, two hydroelectric stations, 20 wind parks and five photovoltaic power stations. In 2000, approximately 91% of the electricity we generated was from thermal sources (electricity produced from lignite, natural gas and oil), approximately 8% was from hydroelectric sources and significantly less than 1% was from wind and other renewable resources. We do not operate any nuclear power stations. In 2000, our five lignite mines in Greece (the responsibility of our Mining business unit) produced all the lignite used by our seven lignite-fired power stations, which generated approximately 64% of the total electricity we generated. In 2000, we were the second largest lignite producer in the European Union in terms of metric tonnes extracted, mining approximately 63.5 million tonnes of lignite.

We conduct our generation activities through our Generation business unit and our Distribution business unit. The Generation business unit handles electricity generation in the interconnected system and the autonomous islands of Crete and Rhodes, the largest islands in terms of electricity production and consumption. You should read "Our Business—Generation" for a more detailed discussion of our generation activities in the interconnected system and the autonomous islands of Crete and Rhodes. The Distribution business unit is responsible for the generation of electricity on the rest of the autonomous islands.

We are the sole owner of the network of high voltage 400 kV, 150 kV and 66 kV lines that comprise the Greek transmission system. The transmission system transports all the electricity transmitted to the distribution network for sale in Greece. At 30th June, 2001, the transmission system consisted of a total of approximately 10,890 kilometres of power lines and 576 transformers. Our electricity transmission activities (including the physical operation and maintenance of the interconnected transmission system at the direction of the HTSO) are conducted by the Transmission business unit for the interconnected system and by the Distribution business unit on the autonomous islands. The transmission system in the interconnected system, transporting electricity from power stations or, in the case of imported electricity, from the interconnection points, to our distribution network throughout the interconnected system and to certain directly connected high-voltage customers, is referred to as the interconnected transmission system.

We are the sole electricity distributor in Greece. Of our sales to end customers in the year ended 31st December, 2000, measured by volume, approximately 31.4% were to industrial customers, 28.7% were to customers in the commercial and other services sector, 33.1% were to residential customers and 6.8% were to the agricultural sector. At 30th June, 2001, our distribution network consisted of approximately 93,000 kilometres of medium voltage (22, 20, 15 and 6.6 kV) and 103,000 kilometres of low voltage (220 and 380 volt) power lines and approximately 127,000 medium voltage transformers with a total capacity of 20,800 MVA. All of our electricity distribution activities (including electricity sales and distribution) are conducted by the Distribution business unit.

Our Reorganisation

Until the enactment of the Liberalisation Law, we operated as a wholly owned state utility whose objective was to develop the country's energy resources and to provide low cost electricity to support the development of the Greek economy. In 1999, the Hellenic Republic enacted the Liberalisation Law, which incorporated the provisions of the Electricity Directive into Greek national legislation and which created the framework for the liberalisation of the Greek electricity market. The Liberalisation Law provided for, among other provisions, the transformation of PPC into a *société anonyme*, to enable us to adopt commercial objectives. Our transformation into a *société anonyme* became effective on 1st January, 2001.

As part of our transformation into a commercial entity capable of competing in a liberalised market, we have adopted a new organisational structure which more closely reflects our core business operations. Each business unit is now responsible for controlling its own costs and achieving its own operating targets, with the General Manager of each business unit reporting directly to our Chief Executive Officer. The last in the new team of General Managers was appointed in November 2000. Certain of our General Managers were recruited from the private sector while others were promoted from within our company.

The new organisational structure is intended to promote the separate accountability and performance of the business units, as well as improve the transparency of accounts and the financial relationship between the various business units. Each business unit has separate management as well as increased autonomy and flexibility in respect of the operations within its sphere. Further reorganisation has taken place within certain business units to optimise their operations.

Strategy

We adopted our new organisational and management structure to implement more effectively our strategy, and each business unit has responsibility for realising our strategic goals as set out in our business plan. Our main strategic objectives are as follows:

- maintain our current leading position in the Greek electricity market;
- improve efficiency of operations;
- rationalise capital expenditures; and
- explore growth initiatives.

Maintain our current leading position in the Greek electricity market

We aim to maintain our leading market share of generation and supply in the liberalised and growing Greek electricity market as a result of our approximately 97% share of generation capacity in Greece as at 31st December, 2000, an extensive installed generating capacity and transmission and distribution infrastructure, accumulated commercial and technical knowledge in the electricity field and our recognised brand name.

We also intend to increase customer loyalty through improved customer services.

Improve efficiency of operations

As part of our on-going transformation from a state owned utility to a commercial entity seeking to increase shareholder value, we will focus on reducing costs and increasing efficiency. Under our new organisational and management structure, each business unit is now responsible for controlling its own costs and achieving its own operating targets.

Reduce personnel costs

In comparison to our European peers in the electricity sector, we believe that our historic staffing levels are relatively high. By 2005, we aim to reduce our staffing levels by 20% (approximately 6,200 employees) from the number of employees we had at 31st December, 2000, through natural attrition and constrained hiring. Our transfer of personnel to the PIO and the HTSO has resulted in a reduction of 1,082 employees to 30th June, 2001. When key job positions are vacated, we

will first look for suitable candidates within our own organisation before looking to recruit externally. Our new hires will principally be limited to replacement of key or specialist technical personnel. Through this process, we estimate that for every 10 people leaving the organisation, through retirement or otherwise, we will employ one new person. Our ability to reduce staff numbers more rapidly is mainly constrained by Greek labour laws.

Improve operating efficiency

In addition to reducing our personnel costs, we are seeking to reduce our other non-fuel related operating costs by increasing our operating efficiency to reflect best practice levels of other electricity companies in Europe and worldwide. Our board of directors sets key performance targets annually and we expect to incentivise our General Managers through a bonus scheme to achieve these performance targets. We intend to increase our operating efficiency and reduce costs through the following steps:

- *Optimise our maintenance activity.* We will seek to reduce our maintenance costs through implementation of preventative procedures for repairs and maintenance programmes focusing on probable fault areas.
- *Investing in improving the efficiency of our stations and equipment.* We intend to reduce costs through selective investments in improving the efficiency of our stations and equipment. In the Generation business unit, we will seek to improve the efficiency and thermal performance of our thermal stations following investment in more efficient practices. At the same time, we seek ways to maximise the efficiency of our hydroelectric stations, through optimisation of a hydro/thermal cooperation model. In the Transmission business unit, we will continue to upgrade and improve the efficiency of our transmission system in accordance with guidelines from the HTSO as the operator of the transmission system. We also intend to invest in new technologies to improve the efficiency of our distribution network. In the Mining business unit, we will continue to invest in upgrading our heavy machinery to improve efficiency and reduce scheduled maintenance.
- *Improve management of our fuel costs.* We have centralised our fuel purchasing within the Generation business unit. In addition, we are evaluating the use of hedging arrangements to minimise the effect of currency and price fluctuations relating to the purchase of oil and natural gas.
- *Improve our inventory management and procurement practices.* We intend to reduce the average age of our non-fuel supply inventories through improved inventory management while also focusing on improving our procurement practices.
- *Improve our real estate management through the reduction of warehouses.* We intend to utilise our property portfolio more efficiently by reducing the number of our warehouses.
- *Improve our payment terms.* We will seek to improve the payment terms we arrange with our suppliers and the efficiency of our customer billing process to reduce the average age of our customer receivables.

Rationalise capital expenditures

Prior to our reorganisation, our principal objective as the monopoly electricity supplier in Greece was, as required by law, to meet the electricity needs of Greece. Following the enactment of the Liberalisation Law and our transformation into a *société anonyme*, our objectives have shifted to focus on developing shareholder value. We are introducing a programme to rationalise our capital expenditures and implementing guidelines based on strict financial guidelines for all new investments. We will seek to control our capital expenditure through improved planning, implementation and centralised engineering and procurements. We expect to make slightly increased capital expenditures for 2002 and 2003, although our goal is to reduce our capital expenditures by approximately 20% in 2004 compared to 2001 levels.

Explore growth initiatives

We believe that we can take advantage of the following growth initiatives:

Telecommunications

In addition to our core electricity operations, we are implementing a plan to diversify into the telecommunications industry, where we intend to take advantage of our extensive electricity

transmission and distribution network, service infrastructure as well as our retail outlets and, subject to applicable laws, our customer database. We believe that we can gain significant synergies and economies of scale by sharing customer service points, back office operations and brand name between our electricity and our telecommunications operations. Our ultimate objective is to offer a wide range of telecommunications services encompassing fixed voice, data/internet and broad band multimedia services. In this respect, we established a wholly owned subsidiary in September 2000, PPC Telecommunications and in August 2001 entered into a joint venture agreement with WIND. You should read "Operating and Financial Review and Prospects—Recent Developments" for a more detailed discussion of our investments in the telecommunications industry.

International Opportunities

We believe that our leading market position in Greece and the resources available to us provide a strong platform for pursuing focused international expansion with a risk-controlled approach in situations where there are clear opportunities to add value for our shareholders.

We are currently focusing our international strategy on constructing generating stations within the South Eastern European region. As an example, in co-operation with the Greek company Mytilineos Holdings S.A. and Skoda Praha A.S., we have expressed an interest to participate in the refurbishment of a power station in Kolumbara, Yugoslavia.

Development of Renewable Resources and Co-Generation

As a complement to our existing energy operations and as part of our commitment to minimise the environmental impact of our operations, we are pursuing business opportunities in co-generation and generation from renewable resources. We recently commenced operations of a 10 MW wind park in Crete. Through our wholly owned subsidiary, PPC Renewables, we expect to pursue renewable generation opportunities in joint ventures with long term strategic partners driven in part by current incentives such as capital subsidies and attractive guaranteed fixed prices for electricity generated from renewable resources. Initially, we intend to focus our activities on wind parks and small hydroelectric stations.

Our wholly owned subsidiary, COGEN, was established to pursue opportunities in co-generation in conjunction with small industrial and commercial companies, which can exploit the heat produced in the generation process.

History

PPC was established in 1950 as a corporation for electricity generation, transmission and distribution throughout Greece. Prior to the establishment of PPC, concessions to generate, transmit and distribute electricity were granted by the Greek government to private companies and municipal entities. PPC commenced operations in 1953 by generating and selling electricity to those existing concession-holding entities. Between 1957 and 1963, PPC acquired the businesses of existing concession-holding entities including the Athens-Piraeus Electricity Company Limited, which served the largest metropolitan area of Greece and accounted for a substantial portion of the country's total electricity consumption.

Laws were passed by the Greek Parliament providing for certain exceptions to PPC's exclusive right of power generation, mainly to enable industrial entities to produce electricity principally for their own consumption. They also enabled private commercial generation from renewable resources and co-generation.

Under the Liberalisation Law and pursuant to Presidential Decree 333/2000, PPC was transformed, effective 1st January, 2001 under Greek law into a *société anonyme* wholly owned by the Hellenic Republic for the purpose of carrying out the business of an electricity company. PPC S.A. was

established for a term of 100 years, expiring 31st December, 2100; this term may be extended by a resolution of the general assembly of shareholders.

Transfer of business from PPC to our company

All assets, rights, liabilities, obligations and employees of PPC were transferred to us on 1st January, 2001 pursuant to the general succession principles under Presidential Decree 333/2000. Specific provision is made in the Presidential Decree for the substitution of PPC by our company where PPC was either the plaintiff or defendant in any litigation outstanding on 1st January, 2001. There are some rights and privileges that PPC enjoyed as a public company that were transferred to us to the extent they are not in breach of the Liberalisation Law and Presidential Decree 333/2000.

Under Greek law, no further action is required to ensure the transfer of all assets, rights, liabilities and obligations. None of PPC's assets were encumbered prior to the transfer as Greek law did not permit PPC to create any security over its assets.

The Greek electricity market under the new regulatory framework

The Greek electricity market is subject to extensive governmental regulation. This regulatory framework has recently been subject to extensive change as the Hellenic Republic has sought to implement the Electricity Directive. You should read "Regulation of the Greek Electricity Sector" for a more detailed discussion of the current regulatory framework in Greece. As a result of the Liberalisation Law, the electricity supply market has been restructured to increase competition. A Ministerial decision established that the market comprising all high- or medium-voltage electricity users, representing 34% of the electricity supply market in terms of power consumption, is open for competition.

Pursuant to this Ministerial decision, electricity customers are categorised as follows:

- "Eligible Customers" are all high- and medium-voltage electricity users, such as large industrial and commercial customers, as set forth by a Ministerial Decision published by the Minister of Development. Under the Liberalisation Law, Eligible Customers have regulated access to the transmission system and distribution network and are entitled to purchase electricity from the supplier of their choice on the basis of commercial contracts agreed between the customer and the supplier.
- "Non-Eligible Customers" are all low-voltage electricity users, such as residential and small- and medium-sized business customers. Non-Eligible Customers must purchase their electricity from us at regulated tariffs.

In addition, the Liberalisation Law provides for changes in the areas of generation, import, export, purchase and sale of electricity:

- The introduction of competition in power generation through the granting of authorisations to generate electricity in the interconnected system and through a tendering procedure for authorisations to provide generating capacity on the autonomous islands. As of 31st October, 2001, the Minister of Development had granted twelve generation licences for natural gas-fired stations, two licences for hydroelectric power stations as well as a number of licences for electricity generated from renewable resources following consultation with the RAE. The RAE is currently reviewing the applications made by other interested parties.
- The establishment of the HTSO as an independent entity to operate and ensure the maintenance and development of the interconnected transmission system and its interconnections with other networks. As a result, we are obliged to develop and maintain the interconnected transmission system based on guidelines from the HTSO. We own the interconnected transmission system pursuant to an exclusive license for the ownership of the transmission system awarded by the Ministry of Development. The HTSO commenced operations on 3rd May, 2001. You should read "Regulation of the Greek Electricity Sector" for a more detailed discussion of the HTSO.
- The establishment of the RAE, an independent authority responsible for regulating the energy market. The RAE mainly has an advisory and supervisory role while decision making power

ultimately lies with the Minister of Development. The RAE commenced operations on 1st July, 2000. You should read "Regulation of the Greek Electricity Sector" for a more detailed discussion of the RAE.

- The establishment of the PIO as a separate pension fund in order to fund the social security expenses of our employees. The PIO was established on 1st January, 2001. You should read "Our Business—Employees" for a more detailed discussion of the PIO.

The following diagram shows the electricity flows in the industry as contemplated under the Liberalisation Law:



Independent Power Producers and Suppliers*
Generation business unit
Imports/ Exports
Hellenic Transmission System Operator (HTSO)
Transmission business unit
Eligible Customers
Distribution business unit
Eligible Customers
Non-Eligible Customers

* *As of 30th June, 2001, there were no independent power producers or suppliers, with the exception of small renewable resources generators and industrial entities producing electricity for their own consumption.*

Our Transmission and Distribution business units may transmit and distribute electricity both on our behalf and on the behalf of other generators and suppliers.

Greek Electricity Demand

The demand for electricity in Greece has grown at an average annual growth rate of approximately 5% during the five years ended 31st December, 2000. The following table shows the annual rate of growth in gross domestic product ("GDP") in real terms and the annual rate of growth in electricity demand for the five years ended 31st December, 2000, and an average growth rate for 1996 to 2000:

	Year ended 31st December,					Average
	1996	1997	1998	1999	2000	for 1996-2000
Growth in real GDP(1)	2.4%	3.5%	3.1%	3.4%	4.3%	3.3%
Growth in electricity demand(2)	3.7%	4.5%	4.5%	3.2%	8.9%	5.2%

Sources:
(1) IMF (World Economic Outlook—October 2001)
(2) Company sources

Per capita electricity consumption in Greece is lower than that in a number of other countries in the European Union. In 2000, electricity consumption in Greece was 4.3 MWh per capita, compared to an average of 6.7 MWh per capita for the European Union. Per capita residential electricity consumption provides a useful comparison of electricity use among countries as it is not affected by differences in the industrial or commercial and service sectors between countries. The following table compares per

capita residential electricity consumption in the year ended 31st December, 2000 in Greece with that of other countries in the European Union:

	Inhabitants[1]	Residential Consumption[2]	Per Capita Residential Consumption
	(in millions)	(TWh)	(kWh/inhabitant)
European Union	376.6	639.45	1,698
France	59.4	126.11	2,123
United Kingdom	59.5	112.40	1,889
Germany	82.2	128.96	1,569
Greece	10.5	14.77	1,407
Spain	39.4	47.94	1,217
Italy	57.8	60.47	1,046
Portugal	10.0	10.04	1,004

Sources:
(1) Economist Intelligence Unit (May 2001)
(2) CERA European Power Watch

We believe that the current levels of per capita electricity consumption in Greece indicate that demand for electricity is likely to continue to grow, and that, in the medium term, the rate of growth is likely to be higher than the European Union average. We believe that the lower per capita electricity consumption in Greece reflects lower per capita GDP in Greece compared to other EU countries.

We expect that the anticipated increases in electricity demand will result in a need for additional installed capacity in Greece in the near term to cover expected growth in demand. Between 2001 and 2005, we expect our generation capacity to increase by up to 10% excluding hydroelectric stations and by up to 12% including hydroelectric stations. We expect that the commencement of operations at the lignite-fired power station at Florina, the natural gas-fired power station at Komotini, at the new hydroelectric station in Messochora, and new capacity to be added by independent power producers already holding generation licences from the Minister of Development, will provide sufficient installed capacity to satisfy the anticipated increased demand until 2004. You should read "Our Business—Generation" for a more detailed discussion of additional generating capacity.

Demand for electricity in Greece is affected by a number of factors including changes in economic activity, the relative energy requirements of individual sectors of the economy, improvements in the efficiency of electricity use, the price to consumers of electricity relative to other forms of energy, the weather, the time of day, the day of the week, and the time of year. Although demand does not vary as significantly throughout the year as in some other European countries, the lowest demand generally occurs in April and demand increases to peak load in July due to the increasing use of air conditioning during the summer. The maximum demand for electricity in Greece typically occurs on a summer weekday. The minimum level of electricity demand typically occurs on a spring weekend. In 2001, the maximum demand in Greece was 8,600 MW on 17th July, 2001 between 1:00 p.m. and 2:00 p.m. The minimum level of demand was 2,860 MW on 15th April, 2001 between 8:00 a.m. and 9:00 a.m.

The following table shows, for the interconnected system, our peak capacity demand, net available capacity at the summer peak load (net of stations in conservation or unavailable due to environmental retrofitting), and our reserve margin during the five years ended 31st December, 2000. Reserve margin represents the difference between peak capacity demand and the total net available capacity.

	1996	1997	1998	1999	2000	2001[1]
	(in MW, except percentages)					
Peak capacity demand	6,503	6,705	7,372	7,366	8,531	8,600
Net available capacity	8,011	8,254	8,787	9,421	9,345	9,359
Reserve margin	1,508	1,549	1,415	2,055	814	759
As a percentage of net available capacity	18.8%	18.8%	16.1%	21.8%	8.7%	8.1%

(1) Year to date.

Our Electricity Production and Imports

We own and operate 99 generating power stations in Greece, consisting of 10 thermal stations, 22 hydroelectric stations and one wind park throughout the interconnected system as well as 39 autonomous thermal stations, two hydroelectric stations, 20 wind parks and five photovoltaic power stations located on the autonomous islands.

We generated a total of 48,483 GWh of electricity during the year ended 31st December, 2000 representing a compound annual growth rate of approximately 6% per annum since 1996.

The following table shows the net electricity production in GWh we generated during the five years ended 31st December, 2000 and the six months ended 30th June, 2000 and 2001:

	Year ended 31st December,					Six months ended 30th June,	
	1996	1997	1998	1999	2000	2000	2001
				(GWh)			
Interconnected system	35,458	36,073	38,454	41,240	44,727	21,999	20,991
Autonomous islands	2,984	3,163	3,380	3,537	3,756	1,733	1,751
Total	38,442	39,236	41,834	44,777	48,483	23,732	22,742

We also import and export electricity through interconnections currently in place with Albania, FYROM and Bulgaria. An interconnection with Italy is expected to be operational by the end of 2001. The current usable interconnection capacity is limited by transmission constraints both within Greece and within Albania, FYROM and Bulgaria. The current interconnection capacity is approximately 750 MW, which we expect will increase to 1,250 MW once the interconnection with Italy is fully operational. You should read "Our Business—Transmission" for a more detailed discussion of our interconnections.

We are generally a net importer of electricity. We were a net exporter for the first time in our history in the year ended 31st December, 2000, exporting 11 GWh. We expect to be a net importer in 2001, as the average generation of our hydroelectric stations has been lower due to reduced rainfalls during the year and current levels of liquid fuel prices have favoured imports.

The following table shows our imports and exports for the five years ended 31st December, 2000:

	Year ended 31st December,				
	1996	1997	1998	1999	2000
			(GWh)		
Imports(1)	2,664	3,003	2,500	1,811	1,729
Exports	1,314	709	890	1,647	1,740
Balance of Imports/Exports	(1,350)	(2,294)	(1,610)	(164)	11

(1) Imports include purchases from foreign sources and electricity exchanges through our international interconnections.

In addition to our generating capacity, there is private thermal generating capacity in Greece of approximately 214 MW operated by certain industrial enterprises permitted by law to produce electricity principally for their own consumption and of 199 MW generated by independent power producers, primarily from renewable resources.

The following table shows total supply of electricity in Greece and takes into account our net electricity production, net electricity exchanges with neighbouring countries and our purchases from domestic sources and foreign sources as well as from independent power producers, for the five years ended 31st December, 2000 and the six months ended 30th June, 2000 and 2001:

	Year ended 31st December,					Six months ended 30th June,	
	1996	1997	1998	1999	2000	2000	2001
				(GWh)			
Electricity Production	38,442	39,236	41,834	44,777	48,483	23,732	22,742
Renewables and Independent Power Producers	4	13	44	112	401	137	298
Purchases from Foreign Sources	1,628	2,020	1,668	355	244	—	806
Net electricity exchanges[1]	(278)	274	(58)	(191)	67	(88)	90
Total	39,796	41,543	43,488	45,053	49,195	23,781	23,936

(1) Electricity exchanged with neighbouring countries through our international interconnections.

Our Business Units

We operate through four business units—Generation, Transmission, Distribution and Mining. Each of these business units is described in detail below.

Generation

The Generation business unit is responsible for electricity generation in the interconnected system and on the islands of Crete and Rhodes. It is also responsible for the development of new thermal and hydroelectric stations and for additions to the capacity of existing stations. The Distribution business unit is responsible for the generation of electricity on the rest of the autonomous islands.

As at 30th June, 2001, we operated throughout the interconnected system and the islands of Crete and Rhodes seven lignite-fired power stations (including the Liptol station, which is operated by the Mining business unit), four oil-fired power stations and two oil-fired units at the power station located in Lavrio, near Athens, or the Lavrio Station, one natural gas-fired power station and two combined cycle gas turbine ("CCGTs") power units at the Lavrio station and 24 hydroelectric stations. In addition, as at 30th June, 2001, our Distribution business unit operated a total of 36 autonomous thermal stations, 21 wind parks and five photovoltaic power stations located primarily on the autonomous islands.

As at 30th June, 2001, the total installed generating capacity of our stations was 11,158 MW. Of this total generating capacity, 9,875 MW is the capacity of the power stations connected to the interconnected system which supplies power to mainland Greece and certain nearby islands connected to each other and to the interconnected system through submarine cables. The islands of Crete and Rhodes are not linked to the interconnected system but have autonomous generation systems operating principally on heavy fuel oil and diesel oil with an installed capacity of 532 MW and 206 MW, respectively. The total installed generating capacity on the other autonomous islands is 545 MW.

Pursuant to the Liberalisation Law, the Ministry of Development may conduct tenders for the construction by third parties or by us of additional generating capacity on the autonomous islands (including on Crete and Rhodes). In the event the tendering process is unsuccessful, we will be obliged to ensure a continuous uninterrupted supply of electricity on those islands and accordingly to construct additional generating capacity.

We expect to increase our generation from renewable resources in the future, driven in part by current incentives such as capital subsidies and guaranteed fixed prices for electricity operated from renewable resources. You should read "Our Business—Competition" for a more detailed discussion of our generation from renewable resources.

The following table sets out details of our total installed capacity in MW by primary energy source utilised for the five years ended 31st December, 2000 and the six months ended 30th June, 2000 and 2001:

	Year ended 31st December,					Six months ended 30th June,	
	1996	1997	1998	1999	2000	2000	2001
				(MW)			
Interconnected System							
Thermal							
Lignite	4,533	4,900	4,900	4,900	4,908	4,908	4,933
Oil	1,384	1,034	857	857	777	777	777
Natural Gas	—	160	537	1,107	1,100	1,100	1,100
Total Thermal	5,917	6,094	6,294	6,864	6,785	6,785	6,810
Hydroelectric	2,524	2,726	2,858	2,958	3,060	3,060	3,060
Wind and other renewable resources	5	5	5	5	5	5	5
Total Interconnected System	8,446	8,825	9,157	9,827	9,850	9,850	9,875
Autonomous Islands							
Thermal							
Lignite	—	—	—	—	—	—	—
Oil	913	1,012	1,117	1,147	1,238	1,210	1,250
Natural Gas	—	—	—	—	—	—	—
Total Thermal	913	1,012	1,117	1,147	1,238	1,210	1,250
Hydroelectric	1	1	1	1	1	1	1
Wind and other renewable resources	21	21	21	22	32	32	32
Total Autonomous Islands	935	1,034	1,139	1,170	1,271	1,243	1,283
Total Thermal	6,830	7,106	7,411	8,011	8,023	7,995	8,060
Total Hydroelectric	2,525	2,727	2,859	2,959	3,061	3,061	3,061
Total Wind and other renewable resources	26	26	26	27	37	37	37
Total	9,381	9,859	10,296	10,997	11,121	11,093	11,158

The weighted average age of our thermal and hydroelectric stations, weighted to reflect installed capacity of the power stations, is approximately 16.4 and 22 years, respectively. The expected useful life of a thermal station is approximately 350,000 hours of operation, or approximately 45 years based on normal operating parameters. We do not currently have plans to decommission any of our power stations in the foreseeable future.

The following table shows, for both the interconnected system and the autonomous islands, by primary source utilised at 31st December, 2000, certain information relating to our power stations for the year ended 31st December, 2000:

	No. of Stations	Installed capacity (MW)	Net Production (GWh)	Weighted Average Age of Stations (years)	Forced Outage Factor[1] (%)	Average Thermal Efficiency (Kcal/KWh)	Immediate Availability[2] (%)	Capacity Utilisation (%)	Total Availability[3] (%)
Interconnected System									
Thermal									
Lignite	7	4,908	30,943	19.1	2.9	2,637	86.7	94.1	84.9
Oil	1+2 units	777	4,143	29.0	5.3	2,350	88.3	75.5	87.7
Natural Gas	1+2 units	1,100	5,572	1.8	2.3	2,264	89.1	70.4	84.7
Total Thermal	10	6,785	40,658	17.4	3.4	2.560	87.4	88.1	85.2
Hydroelectric.	22	3,060	4,055	22.0	1.0	—	96.5	—	94.5
Wind and other renewable resources	1	5	14	9.0	2.0	—	—	—	—
Total Interconnected System	33	9,850	44,727	18.8	—	—	—	—	—
Autonomous Islands									
Thermal	—	—	—	—	—	—	—	—	—
Lignite	—	—	—	—	—	—	—	—	—
Oil	39	1,238	3,678	11.2	4.95	2,412	86.6	52.2	85.5
Natural Gas . .	—	—	—	—	—	—	—	—	—
Total Thermal	39	1,238	3,678	11.2	4.95	2,412	86.6	52.2	85.5
Hydroelectric.	2	1	1	56.9	—	—	—	—	—
Wind and other renewable resources	20	32	77	6.2	2.0	—	98.0	—	—
Total Autonomous Islands	61	1,271	3,756	11.1	—	—	—	—	—
Total Thermal	49	8,023	44,336	16.4					
Total Hydroelectric . .	24	3,061	4,056	22.0					
Total Wind and other renewable resources[4]	26	37	91	6.6	2.0	—	—	—	—
Total	99	11,121	48,483	17.9	—	—	—	—	—

(1) The forced outage factor represents the amount of energy that a power station did not produce during the year because of unplanned outages as a percentage of the maximum energy that the station could have produced during that year, operating continuously at installed capacity.
(2) Immediate availability is the amount of available energy that a power station could have produced, net of energy losses due to the power station during the year, as a percentage of the maximum energy that the station could have produced during that year, operating continuously at installed capacity.
(3) Total availability is the amount of available energy that a power station could have produced, net of all energy losses during the year, as a percentage of the maximum energy that the station could have produced during that year, operating continuously at installed capacity.
(4) Including our five photovoltaic stations.

Total availability of our power stations has increased from 85.3% in 1998 to 89.3% for the first half of 2001.

For the year ended 31st December, 2000, approximately 69% of our electricity production in the interconnected system was generated from lignite-fired power stations, approximately 9% from oil-fired power stations, approximately 9% from hydroelectric stations, approximately 12% from natural gas stations, and significantly less than 1% from wind parks and other renewable resource stations. In the autonomous islands, almost all of our production was generated from oil-fired power stations.

The following table sets out details of the sources of our net electricity production by primary source utilised for the five years ended 31st December, 2000 and the six months ended 30th June, 2000 and 2001:

	Year ended 31st December,					Six months ended 30th June,	
	1996	1997	1998	1999	2000	2000	2001
				(GWh)			
Interconnected System							
Thermal							
Lignite	26,455	27,710	29,181	29,210	30,943	15,598	15,438
Oil	4,521	4,077	3,852	3,531	4,143	1,935	1,716
Natural Gas	—	216	1,584	3,692	5,572	2,350	2,835
Total Thermal	30,976	32,003	34,617	36,433	40,658	19,883	19,989
Hydroelectric	4,482	4,070	3,837	4,798	4,055	2,109	996
Wind and other renewable resources	—	—	—	9	14	7	6
Total Interconnected System	35,458	36,073	38,454	41,240	44,727	21,999	20,991
Autonomous Islands							
Thermal							
Lignite	—	—	—	—	—	—	—
Oil	2,950	3,128	3,336	3,489	3,678	1,694	1,708
Natural Gas	—	—	—	—	—	—	—
Total Thermal	2,950	3,128	3,336	3,489	3,678	1,694	1,708
Hydroelectric	1	1	1	1	1	1	1
Wind and other renewable resources	33	34	43	47	77	38	42
Total Autonomous Islands	2,984	3,163	3,380	3,537	3,756	1,733	1,751
Total Thermal	33,926	35,131	37,953	39,922	44,336	21,577	21,697
Total Hydroelectric	4,483	4,071	3,838	4,799	4,056	2,110	997
Total Wind and other renewable resources	33	34	43	56	91	45	48
Total	38,442	39,236	41,834	44,777	48,483	23,732	22,742

The following power stations have been constructed or are currently under construction and are expected to be put into commercial operation between 2002 and 2004:

Komotini	495 MW installed capacity natural gas-fired, with diesel-oil back-up. The station is expected to be fully operational in early 2002. The budgeted cost for this power station is expected to be approximately GRD 84.8 billion (€ 249 million).
Florina	330 MW installed capacity, lignite-fired power station. Commercial operation of the station is expected to commence in the second half of 2002. The budgeted construction cost for this power station is expected to be approximately GRD 181.9 billion (€ 534 million).
Messochora	162 MW installed capacity, hydroelectric station. The station at Messochora was completed five years ago but remains inoperable, due to certain issues with the local authorities that we expect to resolve in the near future. You should read "Our Business—Environmental Matters" for a more detailed discussion on our station in Messochora. The total cost for this power station is approximately GRD 135.1 billion (€ 396 million).
Linoperamata, Crete	43.3 MW installed capacity light fuel oil-fired station. Commercial operation of the station is expected to commence in the second half of 2002. The budgeted cost for this power station is expected to be approximately GRD 10.9 billion (€ 32 million).
Atherinolakkos Lasithi, Crete	A power station comprising a 75 MW to 85 MW diesel engine fired with heavy oil and a 100 MW to 110 MW conventional heavy fuel oil-fired steam electric unit with natural gas-firing capabilities. Commercial operation of the station is expected to commence in 2004. The budgeted cost for this power station is expected to be approximately GRD 80.0 billion (€ 235 million).

Of the total costs budgeted for the construction of the above power stations, approximately 54% had been incurred as at 30th June, 2001.

In addition, the construction of certain hydroelectric power stations is currently under consideration.

In making decisions regarding the types of power stations in which we intend to invest, we balance between fuel costs and investment costs. Lignite-fired power units have a higher investment cost per KW component than gas- or oil-fired power units. On the other hand, lignite fuel costs are significantly lower than those of gas- or oil-fired power units.

Base load, intermediate and peak load

Lignite-fired stations are best for, and are generally used for, continuous base-load operation. They have low unit fuel costs which make operation throughout the day economically efficient. Gas- and oil-fired stations are better for intermediate load and are shut down during periods of low demand and restarted when demand increases. Hydroelectric stations, which are constrained by the capacity of their reservoirs and unpredictability of rainfall as well as our irrigation obligations, are generally run at peak load. The generating capacity provided by our hydroelectric stations is important in meeting peaks in demand, which may be relatively steep in the summer. These stations are designed to be available for immediate response. If the generating capacity of our hydroelectric stations is limited, we have to rely more heavily on thermal production, mainly from our gas-fired and oil-fired stations.

Maintenance

We generally carry out scheduled maintenance during periods of lower demand in the spring and autumn of each year. On average, generation by each of our thermal stations is interrupted for approximately 38 days per year for maintenance. We conduct maintenance on our hydroelectric stations when they are not in operation. Our own employees generally carry out maintenance work although outside contractors may be used as required. In accordance with our business strategy, we plan to focus our maintenance activities on a programme of preventative maintenance and repair procedures in the future as a means of reducing costs.

Our sources of electricity generation

We produce electricity from thermal sources, including lignite, oil and natural gas, water flows and other renewable resources. We do not operate any nuclear power stations and have no plans to develop a nuclear power generating capacity.

Thermal Production

As at 30th June, 2001, we had 10 thermal stations (including the Lavrio station) comprising 29 generating units with a total installed capacity of 6,810 MW in the interconnected system. In addition, at 30th June, 2001, we had two thermal stations in Crete and one in Rhodes, comprising a total of 32 generating units with a total installed capacity of 720 MW. On that date, we also had 36 smaller autonomous thermal stations, comprising 250 generating units with an installed capacity of 530 MW located on the autonomous islands, owned and operated by the Distribution business unit. All but one of our thermal stations consist of two or more generating units.

Our lignite-fired power stations are steam-condensing units that consist of closed-cycle systems in which water is transformed into steam (by burning lignite to heat water) and used in a turbogenerator to generate electricity. Residual steam is turned back into water through a cooling process by using cooling towers or, in some cases, sea or river water. Our combined cycle units use a gas turbine together with a steam turbine: heat from the exhaust gases from the burning of natural gas or diesel oil is recovered and used to create steam which is then used to power a steam turbine that drives the

electrical generator. Our natural gas-fired power stations are steam turbine units that burn natural gas to produce steam to turn a turbine that drives the electrical generator.

Lignite

We own and operate seven lignite-fired power stations with a total installed capacity of 4,933 MW, representing approximately 44% of total installed generating capacity as at 30th June, 2001. Our lignite-fired power stations are part of the interconnected system. All of our lignite-fired power stations are located close to our mines, in order to reduce transportation costs and facilitate supply of lignite, most of which is transported by conveyor belts. As we currently mine all of the lignite used in our lignite-fired stations from our own mines, production costs are the only costs of this thermal production source.

The lignite in our mines has a calorific value of between 1,050 and 2,300 kcal/kg, which is relatively low compared to the average calorific value of lignite produced in other lignite mines in Europe. However, given our low costs of mining lignite, it is an economical fuel source. In addition, lignite extracted in the Lignite Centre of Western Macedonia generally has a low sulphur content and, combined with its high levels of calcium oxide (a desulphurising agent), is less environmentally harmful. Each of our lignite-fired power stations is constructed to use the lignite deposits located close to the station. We design our power stations to burn the lignite produced in the neighbouring mines, taking into account its specific calorific value and other characteristics in order to maximise efficiency of operations and minimise emissions.

We generally keep sufficient quantities of lignite in stock for approximately 25 days' operation of each of our lignite-fired power stations. Lignite is stored in each station's stockyard.

We do not currently buy lignite from private mines (although we have in the past) because we have sufficient supplies of the appropriate quantity and quality of lignite from our own mines. However, we have recently concluded negotiations with two private mines in Florina to supply a substantial quantity of the lignite to our lignite-fired power station under construction in Florina that we expect to be operational by the end of 2002.

We expect lignite to continue to be the predominant source of our electricity production in the interconnected system for the near term. In 2000, lignite accounted for approximately 69% of total generation supplied to the interconnected system. The following table shows lignite use from our two production areas, Lignite Centre of Western Macedonia and Lignite Centre of Megalopolis (located in the Peloponnese region) for each of the five years ended 31st December, 2000 and for the six months ended 30th June, 2000 and 2001:

	Year ended 31st December,					Six months ended 30th June,	
	1996	1997	1998	1999	2000	2000	2001
	(million tonnes)						
Lignite Centre of Western Macedonia	44,920	46,366	48,155	47,416	51,373	25,688	25,663
Lignite Centre of Megalopolis	12,447	11,698	11,948	13,131	12,514	6,718	6,556
Total	57,367	58,064	60,103	60,547	63,887	32,406	32,219

Oil

We own and operate in the interconnected system one oil-fired power station and two oil-fired units at the Lavrio station, with a total installed capacity of 777 MW, representing approximately 7% of total installed generating capacity in the interconnected system as at 30th June, 2001. In addition, we own and operate two oil-fired power stations in Crete and one in Rhodes, with a total installed capacity of 720 MW. We also own and operate 36 oil-fired power stations located on the other autonomous islands, which are significantly smaller than the oil-fired power stations of the mainland and those in Crete and Rhodes. They have a total installed capacity of 530 MW, representing approximately 5% of total installed generating capacity as at 30th June, 2001. You should read "Our Business—Distribution" for a more detailed discussion of generation on the autonomous islands.

Heavy fuel oil and diesel oil are currently supplied on an exclusive basis by Hellenic Petroleum or ELPE, an oil company controlled by the Hellenic Republic. We recently renewed our supply contract with ELPE until the end of December 2002. Heavy fuel oil and diesel oil prices are based on prices published according to Platt's OILGRAM and are set in U.S. dollars. We pay for heavy fuel oil and diesel oil in Greek drachma. We are currently considering hedging some foreign exchange and oil price risks.

The following table shows the volume of heavy fuel oil and diesel oil consumed during the five years ended 31st December, 2000 and the six months ended 30th June, 2000 and 2001:

	Year ended 31st December,					Six months ended 30th June,	
	1996	1997	1998	1999	2000	2000	2001
Heavy Fuel Oil(1)	1,590	1,540	1,496	1,485	1,622	759	716
Diesel Oil(2)	442	432	444	389	455	192	197

(1) Heavy fuel oil in thousands of metric tonnes.
(2) Diesel oil in thousands of kilolitres.

We expect to decrease the use of oil-fired generating units in the interconnected system as a proportion of the total generating capacity due to our increasing use of natural gas and lignite for power generation. However, we expect that oil will continue to play a significant role in generating electricity on the autonomous islands. Virtually all electricity generated in the year ended 31st December, 2000 on the autonomous islands was generated from oil-fired power stations.

We are required by law to maintain a minimum inventory of each type of liquid fuel used (heavy fuel oil and diesel oil), corresponding to a 90-day operation of our oil-fired power stations, which accounted for approximately 18% of our total installed capacity as at 30th June, 2001. These inventories are determined on the basis of our total annual consumption of heavy fuel oil and diesel oil. Part of this requirement (55% for heavy fuel oil and 25% for diesel oil) is stored by ELPE under the terms of the fuel supply contract. We maintain the rest of the legally required inventories in the storage tanks located at our power stations.

Natural Gas

We own and operate one natural gas-fired power station and two CCGT units at the Lavrio station with a total installed capacity of 1,100 MW, representing approximately 9.8% of our total installed capacity as at 30th June, 2001. We are constructing a 495 MW combined cycle natural gas-fired power unit at Komotini which is expected to be fully operational in early 2002. We commenced generating electricity from natural gas in 1997, when we began converting the heavy fuel oil-fired power station in Agios Georgios, near Athens. All of our gas-fired power stations are part of the interconnected system.

We are the largest purchaser of natural gas in Greece. We purchase more than 65% of DEPA's gas output under a gas purchase contract which commenced in 1994. Pursuant to the terms of our gas purchase contract with DEPA, we are subject to a minimum "take-or-pay" obligation, under which we commit to pay for a minimum amount of gas irrespective of actual consumption. This "take-or-pay" obligation provides for a four-year clearance period. To date, we have exceeded our contractual annual "take-or-pay" gas purchase obligations and expect to continue meeting our annual obligations.

Pursuant to the terms of this contract, we are also entitled to the most competitive natural gas price offered by DEPA for the purposes of electricity generation. Prices are determined by a formula which takes into account market prices of heavy fuel oil, gas oil and certain types of crude oil. As part of the contract, DEPA is required to remit part of its earnings to us if DEPA's earnings exceed a certain threshold. You should read "Relationship with the Selling Shareholder" for more information on our contract with DEPA.

Gas prices for each quarter are fixed on the basis of the average for the prior six months from the start of the quarter.

The following table shows the volume of natural gas we used during the five years ended 31st December, 2000 and the six months ended 30th June, 2000 and 2001:

	Year ended 31st December,					Six months ended 30th June,	
	1996	1997	1998	1999	2000	2000	2001
	(millions normal m³)						
Natural Gas	—	61.9	488.9	996.9	1,439.0	646.0	709.3

Hydroelectricity

We own and operate 24 hydroelectric stations with a combined installed capacity of approximately 3,061 MW, representing approximately 27% of total installed generating capacity as at 30th June, 2001. However, the actual generation of electricity from hydroelectricity amounted to only 4,056 GWh (or approximately 8.4% of our electricity production) during the year ended 31st December, 2000 and only 997 GWh (or approximately 4.4% of our electricity production) during the six months ended 30th June, 2001. The average annual hydroelectricity production of approximately 4,000 GWh may vary depending on annual variations in rainfall levels. Generally, we use hydropower as a peak load source. Due to public service obligations, such as the provision of irrigation water, some of our hydroelectric stations also operate during off-peak times. Hydroelectric stations generally require lower levels of maintenance and staffing than other types of power stations.

The following table sets out, as at 30th June, 2001, our hydroelectric stations by type, installed capacity and net production:

	No. of Stations	Installed Capacity	Net Production
		(MW)	(TWh)
Natural inflows	22	2,362	3,261
Pump storage	2	699	795
Total	24	3,061	4,056

At times of low electricity demand, generally in the evening and at night, pump storage hydroelectric stations pump water from a source at a lower level to a higher level where it is stored in a lake or reservoir for release at times of high electricity demand.

The weighted average age of all our hydroelectric stations as of 30th June, 2001 was 22 years.

All water in Greece is owned by the Hellenic Republic, which currently allows us to use water without charge for the purposes of generating electricity in our hydroelectric stations. You should read "Our Business—Environmental Matters" for a more detailed discussion of regulation relating to the use of water.

Irrigation obligations

We are obliged by law to provide water from our hydroelectric stations for irrigation purposes. This public service obligation is imposed on us on an annual basis by a joint ministerial decision. We expect that we will receive some compensation for this public service obligation either by the Hellenic Republic or from a special account established under the Liberalisation Law and administered by the HTSO or by passing the cost to our customers. You should read "Regulation of the Greek Electricity Sector" and "Relationship with the Selling Shareholder" for a more detailed discussion of our public service obligations.

We do not consider the supply of irrigation water to be a material financial burden on us even though it may require us to release water, thereby generating electricity at times of the day that may not be the most economical for us.

Production from wind and other renewable resources

Currently, we produce very small amounts of electricity from renewable resources. As at 30th June, 2001, all of our generation from renewable resources was from wind turbine parks and photovoltaic stations, with a total installed capacity of 37 MW and net production of 91 GWh, all but one of which is located in the autonomous islands. The Distribution business unit is responsible for our generation from renewable resources.

PPC Renewables and COGEN are investigating opportunities to increase generation from renewable resources. In February 2001, we applied to the Minister of Development to be granted authorisation for the construction of 19 wind parks with an installed capacity of 167 MW and a number of geothermal stations with an installed capacity of 150 MW.

Capital investment programme

In addition to the construction of additional generating capacity, the environmental performance of two lignite-fired power units in the Kardia, Ptolemais power station will be upgraded starting in 2003 by retrofitting electrostatic precipitators to reduce emissions. Similarly, four units of the Agios Dimitrios power station will be retrofitted from 2003 to 2006. The environmental performance of some units at the Megalopolis A power station will also be upgraded by means of lignite electrostatic precipitators and retrofitting an industrial waste water treatment plant.

Employees

As at 30th June, 2001, our Generation business unit employed 6,768 full-time employees.

Transmission

Our Transmission business unit owns the interconnected transmission network on which the HTSO transports electricity on high voltage lines from the power stations where it is generated (whether from us or other generators in the future) or, in the case of imported electricity, from the interconnection points, to our distribution network throughout the interconnected system and to certain directly connected high voltage customers. This transmission system is referred to as the interconnected transmission system. We own the interconnected transmission system pursuant to an exclusive licence for the ownership of the transmission system, although, pursuant to the Liberalisation Law, the HTSO is responsible for its operation, maintenance and development and for access to it by third parties. Currently, we carry out the physical operation and maintenance of the interconnected transmission system at the direction of the HTSO.

The backbone of the interconnected transmission system comprises three double-circuit lines of 400 kV, transmitting electricity from power stations in Northern Greece, where approximately 70% to 75% of our generating capacity is located, to the principal consumption centres in Central and Southern Greece, where approximately 65% to 70% of the electricity generated is consumed. The interconnected transmission system also comprises further 400 kV and 150 kV lines. In addition, a 66 kV line and a 150 kV line connect the island of Corfu to the interconnected transmission system.

The following map shows the 400 kV transmission lines of the interconnected transmission system as at 10th December, 2001.


SERBIA
KOSOVO B
CHUDOMIR
PLOVDIV
VETREN
CHAIRA
MARITSA3
SKOPJE4
F.Y.R.O.M
BLAGOEVGRAD
BULGARIA
BARAESKI
HAMITABAT
DUBROVO
FILIPPI
BITOLA
TURKEY
AGRAS
EDESSAIOS
FLORINA
ELBASAN
AG. DIMITRIOS
THESSALONIKI
AMYNTEO
MAKROHORI
PTOLEMAIDA
KARDIA
ASOMATA
ALBANIA
SFIKIA
POLYFITO
TURKEY
TO ITALY
PIGES AOOS
TRIKALA
LAROSSA
CORFU
(KERKYRA)
LOUROS
POURNARI 1
PLASTIRAS
2B'B'
KREMASTA
ACHELOOS
KASTRAKI
STRATOS
GIONA
DISTOMO
LARYMNA
ALIVERI
AHARNES
AG. STEF.
KOUIROU
PALLINI
AG. GEOR.
ARGILIS
LADONAS
LAVRIO
MEGALOPOLIS
RODOS
CRETE
LEGEND
UPGRADING TO 400 KV FLORINA-BITOLA
400 KV TRANSMISSION LINES AND CABLES
UNDER CONSTRUCTION
400KV SUBSTATION
UNDER CONSTRUCTION
THERMAL POWER STATION
HYD. POWER STATION

As at 30th June, 2001, the interconnected transmission system comprised a total of 10,148 kilometres of transmission lines, as presented in the following table. Our Transmission business unit does not operate the 620 kilometres of our transmission lines on the autonomous islands and the 121 kilometres of 150 kV underground lines in Athens, which are operated by the Distribution business unit.

	Transmission Lines (Interconnected Transmission System)			
	400 kV	150 kV	66 kV	Total
		(km)		
Overhead	2,319	7,659	39	10,017
Submarine	—	88	15	103
Underground	—	28	—	28
Total	2,319	7,775	54	10,148

The average age of our transmission lines is 18 years for the 400 kV lines and 27 years for the 150 kV lines.

Corfu and the other Ionian islands, as well as certain of the Aegean islands, are linked to the interconnected transmission system. However, most of the remaining islands, including Crete and Rhodes, are not linked to the interconnected transmission system because their distance from mainland Greece renders it uneconomical to establish a submarine cable link to the interconnected transmission system. These islands are served instead by autonomous power stations and transmission and distribution facilities located on the islands. We own and operate the transmission and distribution systems on all the autonomous islands. These systems are the responsibility of the Distribution business unit. You should read "Our Business—Distribution" for a more detailed discussion of transmission and distribution on the autonomous islands.

We have recently built new overhead lines, new sub-stations and a 150 kV submarine cable providing a second supply line to the Ionian islands. This submarine cable completes a loop in the transmission lines supplying these islands, which will increase the reliability of the connection by allowing electricity to flow from the mainland to the Ionian islands at either end of the loop, bypassing intermediate faults that may disrupt transmission.

Under Greek law, we benefit from rights of way for all of our transmission lines and pylons. We generally expropriate the land needed for the construction of pylons pursuant to authorisations by the Hellenic Republic and at a price determined by the Greek courts.

As at 30th June, 2001, our transmission system also incorporated 473 power transformers and auto-transformers with a total capacity of 35,363 MVA.

The following table gives details of our high voltage transformers in the interconnected transmission system as at 30th June, 2001:

	HV Transformers (Interconnected Transmission System)		
	kV	MVA	Number of units
Step-up	400	4,983	16
	150	6,862	63
	20	7	2
Step-down	150	13,036	316
Step-down and Ancillaries	150	1,385	38
Autotransformers	400/150	9,010	34
	66/20	25	1
	66/15	50	2
	20/15	5	1
Total		35,363	473

The average age of our high voltage transformers is 20 years for the step-up transformers and 17 years for the step-down transformers.

Operation of the system

The HTSO operates the interconnected transmission system and the interconnections with other networks in accordance with the Grid Code. Pursuant to the Liberalisation Law, we currently hold a 49% share in the HTSO, although this share will be reduced as other generators enter the market.

The HTSO can direct us to undertake improvements, additions and maintenance to the interconnected transmission system, but must remunerate us for our costs in doing so at a reasonable profit, under the terms of the Transmission Control Agreement. The amount of remuneration is calculated by reference to a formula which reflects our actual cost of maintaining and updating the transmission system, depreciation, and return on invested capital. If we decline to undertake a project, the HTSO can direct a third party to construct the required transmission infrastructure in order to improve or add to the interconnected transmission system, including the international interconnectors. However, we would own any such additions or improvements to the interconnected transmission system, whether built by us or by a third party, following a concession period to allow the third party to recoup its investment. You should read "Regulation of the Greek Electricity Sector" for a more detailed discussion of the HTSO powers.

The HTSO provides access to the interconnected transmission system for authorised generating companies and allows for the interconnection of the interconnected transmission system with the mainland distribution system, which is the responsibility of the Distribution business unit. In the scheduling and despatch of generation, the HTSO is obliged to give priority load allocation to electricity generated from renewable resources or co-generation facilities.

The HTSO will charge a tariff to authorised generating companies and suppliers, including us, for providing access to the interconnected transmission system. By law, this tariff is set by the HTSO and is calculated by reference to the cost of the assets we must use to connect the generating units to the transmission system. The HTSO also charges a tariff to authorised generating companies, including us, for the use of the interconnected transmission system. This tariff will be set annually by the HTSO and is expected to be based on the total anticipated annual cost of maintenance, development and operation of the system for that year. You should read "Regulation of the Greek Electricity Sector" for a more detailed discussion of the tariff structure.

As at 31st December, 2000, the peak carrying capacity of the interconnected transmission system was 12,374 MVA and the peak historical demand, experienced on 6th July, 2000, was 8,531 MW, representing approximately 84% of the peak carrying capacity.

The following table shows annual power loss from the interconnected transmission system for the periods indicated, as a percentage of power generated in the interconnected system (including exports and imports) for the five years ended 31st December, 2000 and the six months ended 30th June, 2000 and 2001:

	Year ended 31st December,					Six months ended 30th June,	
	1996	**1997**	**1998**	**1999**	**2000**	**2000**	**2001**
				(Percent)			
Power loss	4.3	4.1	3.6	3.5	3.1	3.2	3.1

Interconnections

The interconnected transmission system is connected with the transmission systems of Bulgaria, Albania and FYROM. Historically, imports have been used to support the reliability of the Greek electricity grid in case of emergency or to replace our hydroelectric generation during dry periods. The interconnections with Albania and FYROM each comprise a single 400 kV and a single 150 kV line, although we expect the 150 kV line between Greece and FYROM to be upgraded to a 400 kV line in the medium term. However, the interconnection capacity with Albania is restricted to between 250 MVA to 300 MVA due to capacity limitations of the autotransformer in Albania. These interconnectors each have a nominal carrying capacity of approximately 1,500 MVA. The interconnection with Bulgaria comprises a single 400 kV line, with a carrying capacity of 1,400 MVA. While Greece is a member of

the Union for Coordination of Transmission of Electricity, the Greek network does not function in parallel with this intra-European transmission network because of damage to the transmission installations in Croatia and Bosnia-Herzegovina sustained during the conflicts in the early 1990s.

By Ministerial decision dated 22nd October, 2001, 370 MW of the 600 MW of interconnection capacity available to importers through the interconnection with Albania, Bulgaria and FYROM is allocated to us and the balance will be auctioned on an annual and daily basis. Of the 370 MW of capacity allocated to us, 220 MW will be made available on a long-term basis (for one-year periods) and 150 MW will be made available on a daily basis. We will pay a tariff for the long-term allocation; this tariff will be the same as the price set by the auction for annual allocations to third parties. No tariff is charged for daily capacity, whether allocated to us or subject to the auction. This Ministerial decision will be in effect until the end of 2004.

A 400 kV direct current transmission line with 500 MW capacity between Greece and Italy is being prepared for full commercial operation, and will create the first direct connection between the two countries. The line is 270 kilometers long, including 163 kilometers of submarine cable. We are undertaking this project jointly with ENEL S.p.A.. Operation of this connection commenced in November 2001. The aggregate capital expenditure for the project is expected to be approximately GRD 112,447 million (€ 330 million), of which our contribution is expected to be approximately GRD 26,237 million (€ 77 million). We expect to meet our payment obligation with grants from the EU totalling GRD 10,222 million (€ 30 million), with the remainder to be financed by our self-generated funds and borrowings, including loans from the European Investment Bank. We are currently in negotiations with TERNA S.p.A. ("TERNA") (a member of the ENEL group and owner of the transmission system in Italy), aimed at finalising the operating, maintenance and commercial issues of this interconnection. We plan to enter into an agreement with TERNA, pursuant to which we intend to establish a joint venture company to handle the commercial operation of the interconnection with Italy. Implementation of this joint venture will be subject to prior clearance of the Commission of the European Union.

With the agreement of the HTSO, we also plan to build a 400 kV interconnection line with Turkey and are currently undertaking a feasibility and construction study for this line.

Interruptions

Except as described below, we have not experienced blackouts, short-term losses or other major failures in our interconnected transmission system over the past decade. We have experienced brownouts in the Athens area in July 1998, due to operation of a line at over-capacity, and in September 1999, due to earthquake damage. Since 1999, a third 400 kV transmission line running from the north to the south was completed in the Athens area to increase the capacity and reliability of the connection in that area. In 2001, we experienced failures due to transformer malfunction in January and June, which caused brownouts in the Thessaloniki area. There are currently no particular areas where faults or interruptions occur; however, the distribution and transmission cables on the islands and in some regions close to the sea are sometimes subject to inefficiencies due to saline pollution of the insulators. Since 3rd May, 2001, the HTSO has been responsible for restoring transmission faults in the interconnected transmission system which result in any interruptions.

The following table shows the average time in minutes that we needed to restore transmission faults on the interconnected transmission system for the five years ended 31st December, 2000:

	Year ended 31st December,				
	1996	1997	1998	1999	2000
			(minutes)		
Average time to restore transmission faults	165	193	156	130	133

Capital investment programme

The HTSO assumed responsibility for maintenance and investment in the interconnected transmission system on 3rd May, 2001, when it took over the operation of the system, and has the responsibility for ensuring the completion of all capital investment projects relating to the system that we started prior to that date.

Employees

As at 30th June, 2001, the Transmission business unit employed 1,986 full-time employees, of which approximately 500 were employed in the engineering and construction of the system and approximately 1,300 were employed in the physical operation and maintenance of the system. These numbers do not include the employees from this business unit that have already been transferred to the HTSO, primarily from the areas of despatch and control of the transmission network. Out of the 158 employees transferred to the HTSO, a total of 128 employees have been transferred from the Transmission business unit to the HTSO. The HTSO assumes the cost of the transferred employees.

Distribution

The Distribution business unit distributes electricity throughout Greece (including both the interconnected system and the autonomous islands) and supplies electricity to all of our customers. The term "distribution" refers to the transportation of electricity from the transmission network to the customer purchasing the electricity for his own use. Under Greek law, we will hold an exclusive licence from the Ministry of Development, which we expect to receive shortly, to own and to operate the distribution network. Under the Network Code, we must provide access to the distribution network to third parties. You should read "Regulation of the Greek Electricity Sector" for more detail on the Network Code.

Our customers include all Non-Eligible Customers and the Eligible Customers that choose to purchase from us as their supplier. In addition, the Distribution business unit is responsible for the generation of electricity on the autonomous islands (excluding Crete and Rhodes, where electricity is generated by the Generation business unit), and operation of the transmission system on the autonomous islands (including Crete and Rhodes) and 150 kv underground lines in Athens.

Distribution network

The following table sets out our distribution network throughout Greece, as at 30th June, 2001:

	Distribution Lines (Interconnected System and Autonomous Islands)		
	22, 20, 15, 6.6 kV	230-400 Volt	Total
		(km)	
Overhead	84,700	93,400	178,100
Submarine	1,024	1	1,025
Underground	6,900	9,200	16,100
Total	92,624	102,601	195,225

The Distribution business unit also operates the 620 kilometres of transmission lines on the autonomous islands and 121 kilometres of 150 kv underground lines in Athens:

	Transmission Lines (Autonomous Islands and Athens)		
	150 kV	66 kV	Total
		(km)	
Overhead	500	120	620
Submarine	—	—	—
Underground	121	—	121
Total	621	120	741

As at 30th June, 2001 our distribution network also incorporated 127,110 medium voltage transformers with a total capacity of 20,800 MVA. The following table gives details of our medium voltage transformers throughout Greece as at 30th June, 2001:

	MV Transformers (Interconnected System and Autonomous Islands)		
	kV	MVA	Number of Units
Step-down	22, 20, 15, 6.6/0.4	19,800	127,000
Step-down and ancillaries	22, 20, 15, 6.6/0.4	—	—
Autotransformers	20/15	1,000	110
Total		20,800	127,110

As at 30th June, 2001 our transmission network on the autonomous islands and Athens incorporated 103 high voltage transformers with a total capacity of 4,960 MVA. The following table gives details of our high voltage transformers in the autonomous islands and Athens as at 30th June, 2001:

	HV Transformers (Autonomous Islands and Athens)		
	kV	MVA	Number of Units
Step-up	22, 20, 15, 6.6/150,66	1,200	33
Step-down	150,66/22,20,15, 6.6	3,600	65
Step-down and ancillaries	150,66/22,20,15,6.6	10	1
Autotransformers	150,66/22,20,15,6.6	150	4
Total		4,960	103

Under Greek law, we have been granted rights of way for all of our distribution cables and poles.

We have experienced an average power loss from our distribution system of 5% per annum of power distributed during the period 1996 to 2000. Our losses on the distribution network are in line with the losses of other European electricity companies.

Virtually the entire Greek population is covered by the distribution network. We are obliged under Greek law, as owner and operator of the distribution network, to upgrade and to extend the distribution network by installing additional lines and transformers to meet actual and projected demand.

Interconnected system

Under the Liberalisation Law, as the sole distributor of electricity in Greece, in addition to distributing electricity to customers, we are required to provide access to the distribution network for all generators and suppliers who have been authorised to generate and supply electricity to Eligible Customers.

We have the right to charge a connection fee, which is set by the Ministry of Development in consultation with the RAE, to all electricity suppliers and customers for providing access to our distribution network. Currently, we are the sole electricity supplier in Greece. You should read "Regulation of the Greek Electricity Sector" for a more detailed discussion of access to our distribution network and "Operating and Financial Review and Prospects" for more details on our fees.

Pursuant to the Liberalisation Law, we plan to transfer to the HTSO our 68 power purchase contracts for the interconnected transmission system, under which we purchased power from co-generators or electricity generators using renewable resources, or the excess electricity produced by industrial producers generating for their own consumption prior to the existence of the HTSO. These power purchase contracts correspond to 290 MW of installed capacity. Since the HTSO does not operate the transmission lines on the autonomous islands, power purchase contracts for performance on the autonomous islands will remain with the Distribution business unit.

The following table sets out the amount of electricity that we sold by class of customer in the interconnected system and our total operating revenue from sale of electricity to those customers for the three years ended 31st December, 2000 and the six months ended 30th June, 2000 and 2001:

	Year ended 31st December,						Six months ended 30th June,			
	1998		1999		2000		2000		2001	
	GWh	(GRD billion)	GWh	(GRD billion)	GWh	(GRD billion)	GWh	(GRD billion)	GWh	(GRD billion)
Industrial										
High Voltage	6,146	60	6,014	60	6,585	80	3,265	38	3,298	39
Medium and Low Voltage	6,310	125	6,436	130	6,626	134	3,201	64	3,311	69
Commercial	7,427	213	8,125	238	8,726	264	4,114	124	4,356	136
Residential	11,791	289	12,191	308	12,907	312	7,091	169	7,041	175
Agricultural	2,293	26	2,184	25	2,676	30	582	7	551	6
Others	1,634	40	1,740	43	1,859	48	935	24	971	25
Total	35,601	753	36,690	804	39,379	868	19,188	426	19,528	450

(1) Operating revenues are presented on the basis of IAS, excluding unbilled revenue for medium and low voltage customers.

Within customer groups, we supply electricity to our customers, whether private or public, on generally similar contractual terms and tariffs. However, two large customers, Aluminium and the state-owned Larco enjoy special contractual conditions and discounts on tariffs.

Autonomous Islands

The Distribution business unit is responsible for the generation of electricity on the autonomous islands (excluding Crete and Rhodes), and for the transmission and distribution of electricity on all of the autonomous islands. In addition, under the Liberalisation Law, we are obliged to:

- Purchase all the electricity generated from renewable resources and any surplus electricity produced by industrial entities producing electricity for their own consumption (if produced by renewable resources or by means of co-generation), subject to technical constraints; and
- Distribute electricity to all customers on the autonomous islands, regardless of whether such electricity is generated by us or by third parties on the islands.

The following table sets out the amount of electricity that we sold by class of customer in the autonomous islands and our total operating revenue from sale of electricity to those customers for the three years ended 31st December, 2000 and the six months ended 30th June, 2000 and 2001:

	Year ended 31st December,						Six months ended 30th June,			
	1998		1999		2000		2000		2001	
	GWh	(GRD billion)	GWh	(GRD billion)	GWh	(GRD billion)	GWh	(GRD billion)	GWh	(GRD billion)
Industrial										
High voltage	—	—	—	—	—	—	—	—	—	—
Medium and low voltage	236	6	240	6	255	6	126	3	139	3
Commercial	1,230	36	1,347	40	1,420	43	539	17	566	18
Residential	1,161	30	1,245	33	1,300	33	708	18	706	18
Agricultural	198	2	250	3	234	4	76	1	75	1
Others	296	7	327	8	354	9	172	4	178	5
Total	3,121	81	3,409	90	3,563	95	1,621	43	1,664	45

(1) Operating revenues are presented on the basis of IAS, excluding unbilled revenue for medium and low voltage customers.

For the first six months of 2001, the average tariff per 100 KWh ranged from GRD 1,056.3 (€ 3.1) for agricultural customers to GRD 3,339.3 (€ 9.8) for commercial low voltage customers.

Customer Services

The Distribution business unit is responsible for metering and billing all Non-Eligible Customers as well as the Eligible Customers to whom we supply electricity. Metering the consumption of small- and medium-sized customers takes place every four months. However, bills are issued to these customers

every two months and are based on the actual meter reading or an estimation of consumption based on previous usage. For large consumption customers, meters are read and bills are issued on a monthly basis. Bills are paid at our customer centres, the branches of the Greek Post Office and Lottery Tickets selling points and by direct debit at most Greek banks.

We are required by law to collect public television and radio taxes and municipal taxes from all of our customers. These taxes are included as separate items on the bills that we send to our customers and generally represent about 26% of the bills, or approximately GRD 57 billion (€ 167.2 million) in the aggregate every two months. We deduct a 2% and 0.5% commission for the municipal taxes and public television and radio taxes, respectively, and make payment to the relevant municipality and government bodies by the 25th day of the second month following our issue of the bill to our customer.

The Distribution business unit is also responsible for the operation of 277 points of service throughout Greece. We introduced a pilot system of telephone customer service in July 2001, implemented initially at 10 points of service. These points of service offer an expanded range of services, including handling by telephone a customer's request to open and close accounts and to establish connections. We also plan to launch by the end of 2001 a unified, nationwide call centre with a single call-in number, initially to provide general customer information as well as information about their connections and their accounts. In addition, we have introduced a separate service unit for Eligible Customers, which we expect to be in full operation by June 2002.

An electricity service charter was approved at our initiative by the Ministry of Development in 1997. This charter seeks to provide more information to electricity customers concerning the terms of the services provided and to improve customer protection and satisfaction by committing, *inter alia*, to respond to customers' requests within certain time limits.

Interruptions

We have not experienced any significant unplanned interruptions in our distribution network over the three years ended 31st December, 2000. Our unplanned interruptions have been in line with the European average in terms of both frequency of occurrence and duration of interruption.

Capital investment programme

Investment expenditure on the distribution network during 2000 was approximately GRD 97 billion (€ 286 million). This investment was used for installing additional lines and substations throughout Greece to meet increased demand by existing and new clients. Budgeted investment expenditure on the distribution network for 2001 is approximately GRD 91 billion (€ 267 million) and will also be used for extending the distribution network. In anticipation of the Olympic Games which will take place in Athens in 2004, we plan to invest approximately an additional GRD 50 billion (€ 146.7 million) per year (over and above normal investment) up to and including 2004 which will be subsidized by the Hellenic Republic.

Employees

As at 30th June, 2001, the Distribution business unit employed 12,065 full-time employees, of which approximately 3,600 were responsible for operations and maintenance, approximately 3,150 for supply, approximately 2,200 for planning and construction, approximately 2,100 for support services, approximately 900 for generation (on the autonomous islands except Crete and Rhodes) and approximately 100 employees handling transmission on Crete and Rhodes.

Mining

Our Mining business unit is responsible for extracting lignite from our lignite mines in Greece to provide fuel for our lignite-fired power stations. The Mining business unit is the second largest lignite producer in the European Union and sixth in the world, mining all of the approximately 63.5 million tonnes of lignite used by our lignite-fired power stations during the year ended 31st December, 2000. We currently have the right under concessions granted by the Hellenic Republic to explore and exploit approximately 95% of the exploitable lignite reserves in Greece.

Lignite is a key strategic fuel for us for the following reasons:

- *Secure supply*. Because we own our lignite mines, all of which are within Greece, we are not subject to competition for supply and have guaranteed access to our principal fuel and to extensive know-how and infrastructure.
- *Reduced environmental impact*. Much of our lignite is generally low in sulphur, reducing emissions from many of our lignite-fired power stations.
- *Low extraction cost*. Our lignite is extracted from open-cast mines applying continuous mining methods, using high-capacity equipment (such as bucket-wheel excavators, belt conveyors and spreaders).
- *Stable cost*. Our extraction costs have remained relatively stable over time compared to the purchase costs of other fuel sources, particularly oil and natural gas.

Use of Lignite

We operate five open-cast lignite mines in the Western Macedonia region of Northern Greece and in the Peloponnese region in Southern Greece. Our four mines in the Western Macedonia region—Main Field, South Field, Kardia Field and Amynteon Field—comprise the Lignite Centre of Western Macedonia, and produced approximately 51 million tonnes of lignite during the year ended 31st December, 2000. Our mining complex in the Peloponnese region, the Lignite Centre of Megalopolis, produced approximately 12.5 million tonnes during the same period. In addition, we are preparing to exploit new reserves at a mine in Florina, in Western Macedonia. We have also located additional lignite reserves at Elassona, in Central Greece, and at Drama, in Northern Greece.

In addition to its lignite mining activities, the Mining business unit also operates the Liptol lignite-fired co-generation power station in the Ptolemais area, in Western Macedonia. The Liptol station comprises two units with an installed capacity of 10 MW and 33 MW, respectively, and supports an industrial plant producing home-heating briquettes and dried lignite, as well as supplying power to the transmission grid.

Since transportation of lignite is expensive relative to its extraction cost and calorific value, lignite can be used economically only within relatively short distances of the mines from which it is extracted. All of our lignite-fired power stations are located in close proximity to our mines, allowing lignite to be transported directly from the mine to the power station, mainly by conveyor belts. Lignite from the Lignite Centre of Western Macedonia is used in the four principal generating power stations, which are located within a radius of 12 kilometres from the mines, with a total installed capacity of 4,083 MW as at 30th June, 2001. Lignite from the Lignite Centre of Megalopolis is used in two generating power stations, which are located within a radius of 2 kilometres from the mines, with a total installed capacity of 850 MW as at 30th June, 2001.

The quality of Greek lignite varies highly both within and across mines. The calorific value of Greek lignite ranges from 1,050 to 1,100 kcal/kg in the Lignite Centre of Megalopolis; from 1,800 to 2,300 kcal/kg in the Florina area of Western Macedonia; from 1,300 to 1,400 kcal/kg in the Ptolemais area of Western Macedonia, comprising the Main Field, South Field and Kardia mines; and from 1,050 to 1,300 kcal/kg in the Amynteon mine in Western Macedonia. However, lignite extracted in the Lignite Centre of Western Macedonia, where our principal lignite mines are located, generally has a low sulphur content and, combined with its high levels of calcium oxide (a desulphurising agent), is less environmentally harmful. Each of our lignite-fired power stations is designed to burn the lignite produced in the neighbouring mines, taking into account its specific calorific value and other characteristics. We apply homogenisation methods to blend lignite of differing quality characteristics to ensure consistent operating efficiency at our lignite-fired stations. Historically, we have purchased small amounts of lignite with high calorific value from privately operated mines to be used in homogenisation. We do not currently buy any lignite from private mines as we have sufficient supplies of lignite in terms of both quality and quantity from our own mines. We do not expect to purchase lignite from private suppliers in the future, except to supply our new Florina power station until the neighbouring mines become fully operational, as discussed below.

Currently we do not have formal arrangements relating to the quality and quantity of lignite used between our Mining and Generation business units. We expect such arrangements between our business units to be formalised in the near future to provide sufficient certainty about lignite supply.

Reserves

According to the Greek Institute of Geology and Mineral Exploration, the total proven lignite reserves in Greece amount to approximately 6.7 billion tonnes located widely across Greece, of which approximately 3.3 billion tonnes remain as exploitable reserves for electricity generation.

The following table sets out the probable, proven and exploitable reserves at each of our mines as at 31st December, 2000.

Mine	Probable reserves	Proven reserves	Exploitable reserves
		(million tonnes)	
Lignite Centre of Western Macedonia, of which:			
Main Field	—	543	427
South Field	100	645	645
Kardia Field	—	481	470
Amynteon Field	—	404	322
Florina(1)	24	139.5	139.5
Lignite Centre of Megalopolis	10	302	286
Elassona(1)	15	145.5	145.5
Drama(1)	500	900	900

(1) Not currently being mined.

Our probable reserves in the Lignite Centre of Western Macedonia as at 31st December, 2000 amounted to 124 million tonnes, while our probable reserves in the Lignite Centre of Megalopolis as at 31st December, 2000 amounted to 10 million tonnes. Our proven reserves in the Lignite Centre of Western Macedonia as at 31st December, 2000 amounted to 2,212.5 million tonnes, and our proven reserves in the Lignite Centre of Megalopolis as at 31st December, 2000 amounted to 302 million tonnes.

"Probable reserves" refers to lignite deposits that are estimated using a grid of drill-holes that are more than 300 metres apart, and "proven reserves" refers to that part of a lignite deposit that has been established using dense drill-hole data (up to 300 metres between drill holes). "Exploitable reserves" means that part of proven lignite reserves which can support one or more lignite-fired units, taking into account its calorific value, quantity, stripping ratio, the cost of alternative fuels and current extraction technology. Because lignite cannot be transported long distances economically, we consider a new lignite deposit to be exploitable only if it is located relatively close to an existing lignite-fired power station or is large enough to justify constructing a new power station nearby.

We calculate our exploitable reserves using evaluation methods generally used in the international lignite mining industry, including internationally accepted standards of mapping, drilling, sampling, assaying and interpretation. The results of our calculations in respect of the Lignite Centre of Western Macedonia and Lignite Centre of Megalopolis have been tested by Rheinbraun Engineering GmBH, a German mining company, between 1993 and 1996, as part of the Technical Mine Master Plan project, which we prepared jointly with Rheinbraun Engineering GmBH. As part of our annual report to the Ministry of Development, we update our estimates of exploitable lignite reserves annually at each of our mines. Despite reported figures, reserves may not conform to geological or other expectations, and the volume and quality of the lignite may be below expected levels.

Based on the total amount of the exploitable lignite reserves, the current rate of power consumption and the present rate of lignite-fired generation, we estimate that our remaining reserves will last for at least 45 years in the Lignite Centre of Western Macedonia and 25 years in the Lignite Centre of Megalopolis.

The following map shows the location of our exploitable lignite reserves as at 31st December, 2000:


Drama 27%
Reserves: 900m tonnes
Western Macedonia 60%
Reserves: 2,004m tonnes
Elassona 4%
Reserves: 146m tonnes
Megalopolis 9%
Reserves: 286m tonnes

The following table sets out the exploitable lignite reserves, stripping ratio, average ash content and calorific value of the lignite mined in our mines as at or for the period indicated:

Mine	Exploitable reserves as at 31st December, 2000	Stripping ratio[1] for the year ended 31st December, 2000	Average ash content, water-free	Calorific value
	(million tonnes)	(m^3/tonne)	(percentage)	(kcal/kg)
Lignite Centre of Western Macedonia, of which[2]:				
Main Field	427	5.3	33.8	1,323
South Field	645	5.2	32.0	1,300
Kardia Field	470	3.6	25.9	1,462
Amynteon Field	322	7.3	35.9	1,300
Lignite Centre of Megalopolis	286	1.7	38.2	1,050

(1) The stripping ratio is defined as the cubic metres of waste material that must be extracted in order to produce one tonne of lignite. We expect stripping ratios to remain stable in the near term.
(2) Excludes Florina, which is expected to be operational by mid-2002.

The sulphur content of the lignite we mine in the Lignite Centre of Western Macedonia ranges from 0.3% to 0.6% and in the Lignite Centre of Megalopolis, from 0.8% to 1.5%.

Excavation

Lignite deposits in Greece have an average total depth of 150 to 200 metres and typically form in layers of lignite that alternate with layers of soil. The lignite layers have an average thickness of two metres and a number of beds ranging from 20 to 30 in the Lignite Centre of Western Macedonia, while in the Lignite Centre of Megalopolis, the lignite layers vary in thickness from a few centimetres to five metres, which alternate with layers of soil. The upper-most layer of soil covering the lignite seam is known as overburden, while the soil found between the lignite layers is known as intermediate layers.

We extract lignite by continuous operation of bucket-wheel excavators, belt conveyors and spreaders. Lignite, overburden and intermediate layers are extracted by bucket-wheel excavators, by a system of benches known as terrace mining. Belt conveyors transport the extracted lignite to stockyards at the nearby lignite-fired power stations and to storage areas within the mine areas, as well as waste material to the dumping sites. Spreaders are used to dump the waste materials, comprising overburden and intermediate layers, in the dumping grounds. In order to access lignite in areas where there are hard overburden formations, we also use cast blasting. Heavy trucks are then used to remove the cleared overburden formations (typically less than 10% of total excavated material). For certain parts of our lignite deposits, whose shapes do not permit easy removal using bucket-wheel excavators, as well as some hard formations, we rely on contractors using specialised mining equipment to aid in the efficient extraction of the lignite.

Most of our electrically-driven high-capacity mining equipment has been acquired over the course of the past 30 years and is expected to be in operation for a further 30 years or more due to our extensive programme of maintenance and upgrading. Our diesel engine equipment, such as bulldozers and tractors, is replaced periodically.

The following table sets out annual lignite production volumes of each of our five mines during the five years ended 31st December, 2000 and the six months ended 30th June, 2000 and 2001[(1)]:

	Year ended 31st December,					Six months ended 30th June,	
	1996	1997	1998	1999	2000	2000	2001
	(million tonnes)						
Lignite Center of Western Macedonia, of which:							
Main Field	6.64	6.15	6.20	5.35	6.18	3.58	2.44
South Field	14.90	16.51	18.33	18.59	20.97	9.95	10.33
Kardia Field	14.94	15.42	14.92	15.43	14.86	7.61	8.72
Amynteon Field	7.84	6.79	7.20	8.28	8.82	4.47	4.03
Lignite Centre of Megalopolis	12.61	11.52	12.06	13.30	12.48	6.52	6.71

(1) Individual numbers may not sum to total due to rounding.

Lignite production per employee (excluding employees on short-term contracts) for the year ended 31st December, 2000 was approximately 10,000 tonnes. The following table shows the production per employee, calculated as tonnes of lignite mined per employee in the Mining business unit, excluding employees of our co-generation station and briquette factory, during the five years ended 31st December, 2000 and the six months ended 30th June, 2000 and 2001:

	Year ended 31st December,					Six months ended 30th June,	
	1996	1997	1998	1999	2000	2000	2001
Tonnes of lignite mined per employee	8,648	8,238	8,751	9,310	10,062	5,016	5,230

Development of mines

We are developing new lignite mines at Florina in the Lignite Centre of Western Macedonia, where we have the right to exploit approximately 50% of the exploitable lignite reserves. We expect that excavation of one of these mines will commence by the end of 2001. Once the mines are fully operational, they are expected to supply the lignite for a new lignite-fired 330 MW power station currently under construction at Florina. This power station is expected to begin generation in 2002. Before our mines at Florina are fully operational, we expect to buy a substantial quantity of the lignite required for the Florina power station from two private mining companies in the area. We are also extending one of our existing mines in the Ptolemais area of the Lignite Centre of Western Macedonia, where we have recently commenced excavation. Preliminary planning studies for new mines in Elassona and Drama have been completed, and we are awaiting the decision of our board of directors before commencing feasibility studies for the construction of new lignite-fired power stations. Due to environmental concerns expressed by residents and local authorities in the past, there was resistance to developing mining activities at Drama. We believe these concerns have been resolved.

We have spent approximately GRD 1.3 billion (€ 3.81 million) each year over the past five years on exploration and verification of reserves in our existing operating mines and in Florina, Drama and Elassona. We carry out the exploratory work to locate and assess the viability of new lignite reserves, in some cases jointly with the Greek Institute of Geology and Mineral Exploration. If we discover additional lignite reserves, the Ministry of Development may grant us the right to mine these reserves. Our concession to explore for lignite expires on 25th July, 2005 in respect of Drama and on 4th August, 2005 in respect of Elassona.

We own the land on which the mines are located. We acquired this land mainly through expropriation from private owners and, to a lesser extent, through concessions from the Hellenic Republic. The Hellenic Republic owns all lignite deposits, and has granted mining rights to us that allow us to extract the lignite. Mining rights to our reserves at Ptolemais, part of the Lignite Centre of Western Macedonia, as well as our reserves at the Lignite Centre of Megalopolis, have been granted to 5th March, 2026. Pursuant to Greek law, we have the right to renew these mining rights for an additional 25 years, and on our application to the Ministry of Development, this right to renew can be extended for a further 25 years, for a maximum extension of 50 years. Mining rights to our reserves at Amynteon and Florina,

also part of the Lignite Centre of Western Macedonia, expire on 23rd August, 2018 and 21st August, 2024, respectively, with a right of renewal for a further 20 years.

We do not currently pay any royalty, concession fee or other fee for the lignite we extract. However, under Greek law, we are subject to a special levy for lignite-generated electricity equal to 0.4% of our annual turnover. We pay this levy to a special fund, from which payments are allocated to the prefectures in which our lignite-fired power stations are located. The amounts for each prefecture are allocated according to production from the lignite-fired stations of each prefecture. By law, the prefectures must use funds raised by this special levy to pay for social and economic development programmes. The mines not operated by us do not pay a special levy for lignite-generated electricity to the municipalities but instead pay a levy to the Hellenic Republic amounting to 6% of their cost of extracting lignite.

Once a mine's exploitable reserves are exhausted, we are required to restore the land. Until recently, prior to the adoption of a new law, restored land reverted to the Hellenic Republic. As of 30th June, 2001, only a small portion of this restored land had reverted to the Hellenic Republic. According to the new law, restored mining areas now remain our property. We restore exhausted mines by levelling the land, planting vegetation and landscaping. In the year ended 31st December, 2000, we spent approximately GRD 1.2 billion (€ 3.52 million) on land restoration.

Licences

We hold all exploration and extraction concessions and other secondary licences (such as transportation and storage of explosives) required to carry out our mining operations. However, we do not currently have all of the necessary environmental permits for our mining activities. We have submitted all required environmental impact assessment studies to the Ministry of the Environment and are awaiting approval of the environmental permits for those of our mines which have not yet been granted by the Ministry of Environment. You should read "Our Business—Environmental Matters" for a more detailed discussion of the regulatory regime applicable to our mining operations.

Employees

As at 30th June, 2001, the Mining business unit employed 6,321 full-time employees, and approximately 370 employees on short-term contracts to support our mining activities.

Employees

We had a total of 31,005 full-time employees at 30th June, 2001. The following table shows a breakdown of employees by category as at the dates indicated:

	As at 31st December,					As at 30th June,	
	1996	1997	1998	1999	2000	2000	2001
Category:							
Administration	7,134	4,162	4,092	3,964	3,823	3,903	3,865(1)
Generation	6,719	7,377	7,290	7,217	6,934	7,062	6,768(2)
Transmission	2,209	2,370	2,321	2,236	2,148	2,197	1,986(3)
Distribution	11,654	13,069	12,922	12,756	12,283	12,527	12,065(4)
Mining	6,760	7,021	6,880	6,715	6,457	6,570	6,321
Total	34,476	33,999	33,505	32,888	31,645	32,259	31,005

(1) Includes 924 employees transferred to the PIO and 27 employees transferred to the HTSO in the first six months of 2001.
(2) Includes two employees transferred to the HTSO in the first six months of 2001.
(3) Includes 128 employees transferred to the HTSO in the first six months of 2001.
(4) Includes one employee transferred to the HTSO in the first six months of 2001.

We are currently pursuing a policy of workforce rationalisation, through a combination of natural attrition and constrained hiring, pursuant to which only one out of every ten retirees will be replaced by a new hire. Such workforce rationalisation is expected to result in a reduction of approximately 20% from the number of employees we had at 31st December, 2000, in all employment levels by 2005.

Approximately 92% of our employees, including management, belong to unions. Over 80% of all employees belong to GENOP, the largest union in Greece, with the balance belonging to two smaller

unions, the New Federation of Personnel and the Federation of PPC Personnel. Management are non-participating members of unions.

We believe that our relations with our employees and our unions are good, despite certain claims of employees and pensioners against us. You should read "Our Business—Legal proceedings" for a more detailed discussion of these claims. As a result, we have not experienced any significant industrial disputes, strikes or other work stoppages since August 1992 but experience some occasional strikes. Our management expects this situation to continue in the future, since it co-operates with the unions to ensure stable labour relations.

Wages are set pursuant to the guidelines of our personnel charter and collective labour agreements. Each year, our management and representatives of GENOP negotiate a collective labour agreement that sets wage increases and other labour practices. GENOP is the most representative union of our employees and accordingly, the one with whom we are required by law to negotiate. Our collective labour agreements are usually for a one-year period except for the two most recent agreements for 1999 and 2001, which were for two-year periods. Negotiations for new agreements commence prior to the expiration of the preceding collective labour agreement and the new agreement enters into force immediately upon its signing. The collective labour agreements for 1997, 1998, 1999 and 2001 resulted and will result in annual wage increases of approximately 9%, 7%, 5%, 6%, 6% and 6% for each of the years 1997-2002.

Our employees' compensation (other than certain of the General Managers) does not include any performance-based profit-sharing or bonus schemes. Currently, there are no plans to introduce an employee share option scheme. Under our personnel charter and the collective labour agreements, compensation is based almost exclusively on the length of service and the employees' qualifications. New employees join at a relatively low salary level, which increases depending on length of service rather than on performance. Our Chief Executive Officer, Chief Financial Officer and the General Manager of the Transmission business unit may receive a bonus of 20% of their annual salaries if they meet agreed targets. We are considering implementing a similar incentive scheme in respect of our other managers.

In addition, our employees receive certain benefits in kind. We fund four day care centres and two camping facilities operated by the PIO. Our employees receive up to 13,500 KWh of electricity per household per year at a reduced price; the average price reduction is 50%.

Personnel matters are subject to our personnel charter, the collective labour agreements, general labour legislation, and specific laws and regulations for public companies pertaining to the hiring and dismissal of employees. Hiring in the public sector, and also in our company, is based on a publicly announced exam or selection process. The criteria for this selection process are stipulated in the law and vary depending on the category of position to be filled. Candidates are selected mainly on the basis of their academic qualifications, age and family situation. Large layoffs of more than 30 personnel are prohibited under Greek labour law. Our employees can be dismissed, *inter alia*, for embezzlement of funds or for poor performance; however, this happens rarely.

Pension benefits

Our employees receive pension, healthcare and welfare benefits as required by Greek law and collective bargaining agreements with our unions.

Prior to the pension reform in Greece in 1992, we had no obligation to make employer contributions according to a defined contribution formula. We were, however, responsible for all payments and liabilities in respect of pensions or healthcare. Under Greek law, until 1st January, 2000, we paid pensions and related employee benefits out of our overall income rather than out of a separate fund as the liability arose. No separate fund nor any financial reserves were maintained to cover current or accrued pension liabilities.

Since 1st January, 2000, our employees and pensioners are covered by the PIO, a specific pension fund established for us under the Liberalisation Law. The PIO is a public entity supervised by the Hellenic Republic. This new entity has taken over our responsibility for meeting liabilities in respect of pensions, healthcare for our employees and pensioners, and other social security expenses. We are no longer obliged to make any payments in respect of pensions or healthcare as we had been prior to

1st January, 2000 and we have, in effect, no pension liability except as described below. All employer, employee and pensioner contributions are paid to the PIO. As the PIO began operating in August 2001, we have been reimbursed by the Hellenic Republic for all pension liabilities that we had to meet between the establishment of the PIO and the date on which it commenced its operations. As an employer, we are required to contribute an amount that varies depending on when an employee has entered the labour force, in accordance with the terms of the pension reform law of 1992:

- For employees who entered the labour force prior to 1st January, 1993 (the "old regime"), our contributions, from 1st January, 1993, amount to 31.5% (36.5% for employees working under hazardous conditions) of each employee's salary, up to a monthly salary of GRD 1 million (€ 2,935); and
- For employees who entered the labour force after 1st January, 1993 (the "new regime") our contributions amount to 21.4% of each employee's salary, up to a monthly salary of GRD 620,000 (€ 1,820).

In addition, we are required to contribute to the main social security fund 6.5% of each employee's salary, up to a monthly salary of GRD 650,000 (€ 1,907).

Currently, approximately 1,350 of our employees are covered under the new regime and approximately 29,650 employees are covered under the old regime.

The PIO is mainly financed by:

- Our social security contributions;
- Our employees' and pensioners' contributions; and
- Payments by the Hellenic Republic to cover the difference between the total income of the PIO and its payment obligations for healthcare and pension benefits which are provided for in the annual state budget and in accordance with article 34 of the Liberalisation Law. The Hellenic Republic assumed this obligation in consideration for the property arising from employee and employer's contributions, such property being integrated in our company and not in a separate fund.

In addition, according to the Liberalisation Law, the PIO will receive part of the net proceeds of the shares sold by the Hellenic Republic in the combined offering. Specifically, the PIO will receive 20% of the proceeds from the sale of the first 25% of our existing shares and 15% from the sale of any existing shares by the Hellenic Republic thereafter. The proceeds will be invested by the PIO. The PIO will be entitled to 80% of the return on the invested proceeds as revenue. The remaining 20% of the return will constitute capital for the PIO and will be used in a manner to be determined by its board of directors and approved by the Ministers of Finance, Development, Labour and Social Security.

Our employees are eligible for minimum pension benefits at the age of 62 if they have worked with us for at least 25 years. In order to qualify for a full pension, an employee must have worked for an employer who has contributed to a pension benefit plan for at least 32 years. Employees who have worked under hazardous conditions are eligible for minimum pension benefits at the age of 52. They are entitled to a full pension if they have worked for 27 years for an employer who has contributed to a pension benefit plan. These age limits increase by six months every year until maximum ages of 65 and 55, respectively. Pension benefits are determined by reference to the employee's final salary.

Under Greek law, the administrative assets involved in the provision of pensions and healthcare (including our own medical centres and testing laboratories) will be transferred to the PIO. In addition, as at 30th June, 2001, 924 of our employees were transferred to the PIO under the Liberalisation Law. The PIO covers the salary and social security costs of the transferred personnel.

Environmental Matters

Our electricity operations are subject to extensive environmental regulation, including Greek laws implementing European Union legislation and international agreements on the environment. Our environmental management guiding principles are to comply with all relevant legislation, to minimise, to the extent reasonably possible, adverse effects that our activities may have on the environment and to improve continuously the environmental performance of all our activities in general.

Environmental regulations affecting our business relate primarily to air emissions, water pollution and waste disposal. We are also subject to other regulations and standards, such as those relating to noise and electromagnetic fields.

Generation—Thermal and Hydroelectric Power Stations

Principal EU legislation and international treaties regarding SO_2 and NO_x

The principal EU Directive on air emissions affecting the electricity industry is the directive on the limitation of emissions of certain pollutants into the air from large combustion plants ("LCPD"). The LCPD applies to combustion plants with a thermal input of 50 MW or more. It requires each EU member state to establish and implement a programme of progressive reduction of total SO_2 emissions and total NO_x emissions from generation stations licensed before 1st July, 1987 and to establish emission concentration limits for SO_2, NO_x and particulate matter from individual generation stations licensed after 1st July, 1987. Some exceptions are provided to the limits in the LCPD relating to the burning of indigenous solid fuel which may benefit Greece. However, we have not relied in the past upon these specific exceptions.

The European Commission reviewed the LCPD and issued a revised directive in October 2001. The revised LCPD imposes stricter conditions for the operation of large combustion plants, whether existing or new, and requires compliance with emission limit values and increased monitoring. The main effect of the revised LCPD for us will be the need to reduce SO_2 and, to a smaller extent, NO_x emissions. In this regard, we have created a programme that we believe will allow us to make the necessary reductions.

The EU Directive on national emission ceilings for certain atmospheric pollutants was issued at the same time as the revised LCPD. It requires member states to reduce emissions of SO_2, NO_x, and volatile organic compounds and ammonia by 2010, using 1990 levels as a base. We do not believe that this directive will have a material effect on our business because the emission ceilings set by this directive for Greece are higher than the current total annual emissions in Greece.

In addition, a 1999 EU Directive imposes limit values for SO_2, NO_x particulate matter and lead in ambient air. This directive establishes limit values and thresholds for the concentrations of those gases and particulates which apply to ambient air generally. Compliance with these limits must be attained in phases, some of which must be met by January 2005 while others must be met by January 2010. Similarly, hourly limit values for NO_x must be met by January, 2010.

The EU Directive on integrated pollution prevention and control ("IPPC") requires all existing and new combustion stations with a net thermal input of over 50 MW to operate using best available techniques ("BAT") in order to minimise their environmental impacts. Existing combustion stations have until 30th October, 2007 to upgrade their operations to BAT standards. Specific BAT for large combustion plants have not yet been defined. However, principal techniques are likely to address atmospheric emissions, water consumption, waste generation, noise and energy consumption.

Greece is also a signatory of various international protocols under the Geneva Convention on long range transboundary air pollution, which require SO_2 and NO_x emission controls. However, only some of these protocols have been ratified and reflected in Greek law.

Principal Greek Legislation regarding SO_2, NO_x and dust

Greece implemented the LCPD by ministerial decisions in 1993 and 1996. As of 30th September, 2001, Greece had not implemented either of the EU Directives regarding ambient air quality or integrated pollution prevention and control.

We are taking the necessary steps to comply with the above regulatory framework. We have introduced a significant programme of environmental measures that covers our entire thermal operations. This programme includes a phased upgrading of dust control measures, such as replacing old electrostatic precipitators at our lignite-fired power stations and reducing SO_2 emissions by recent commissioning of a full flue gas desulphurisation installation ("FGD") at our Megalopolis B lignite-fired power station. We are in the process of installing a FGD plant in our Meliti-Achlada lignite-fired power station in Florina. We have also provided for the retrofitting of unit III of our Megolopolis A lignite-fired power station in our business plan. In several existing large heavy fuel oil units, burners have been

recently replaced to improve combustion and reduce NO_x and particulate emissions. We may also have to reduce the hours of operation of our oil-fired stations and bring forward closure of our two lignite-fired units in Megalopolis A. This programme is intended to satisfy all current Greek and European Union environmental regulatory requirements for SO_2, NO_x and particulate emissions from our large power stations. You should read "Risk Factors—Our electricity business is subject to numerous environmental laws and regulations" for a discussion of how future regulations could affect our capital expenditure for environmental purposes.

In accordance with the provisions of our environmental permits, we are also required to monitor emissions and discharges and to prepare regular environmental reports for evaluation by the competent local and central authorities. We address these requirements by using our computerised quality standards and monitoring networks in the areas where our power stations are located.

In addition, all of our power stations that are currently under construction are designed to comply with both existing legislation and relevant European Union environmental legislation expected in the near future.

CO_2 emissions

Both the European Union and Greece are signatories to the Kyoto Protocol, which was signed under the United Nations Framework Convention on Climate Change. The Kyoto Protocol establishes emission reduction targets for CO_2 and other greenhouse gases. Greece's target in the 2008-2012 period allows for an increase of 25% on its 1990 levels. The Greek government has not yet ratified the Kyoto Protocol or introduced any guidelines to implement the Kyoto Protocol. If the Kyoto Protocol is ratified by the EU, electricity utilities may be required to reduce CO_2 emissions using flexible mechanisms. Although the targets for Greece allow for future development, they assume a reduction in CO_2 emissions rate. We are contributing to the national action plan for the abatement of CO_2 and other greenhouse gas emissions. We have started this process by establishing an emission reduction plan. This plan involves measures to reduce levels of CO_2 mainly by increasing the use of natural gas, hydropower, developing renewable sources, conservation and rational use of energy and implementation of efficient lignite technologies. We are also participating in various European initiatives to reduce CO_2 emissions.

Waste management

There are various waste management laws and regulations in Greece regarding the management and disposal of liquid, solid industrial and hazardous waste. We hold environmental permits under these laws, which include terms governing our waste management practices. For example, hazardous waste from our activities is disposed of by authorised waste management contractors. We have also equipped all of our thermal power stations with waste water treatment plants, and significant investments have been made to install or upgrade these plants at several stations.

Asbestos

Limited studies have been undertaken about asbestos-containing materials which may be present at our properties. We have a hazardous materials management programme, which includes identifying asbestos-containing materials in poor condition and disposing of them appropriately. We are implementing this programme. We are aware of asbestos-containing materials in poor condition located at the closed power station in Faliro, Athens and we have implemented a programme for managing this particular case.

A comprehensive asbestos inventory at all premises will be required under the forthcoming requirements of a relevant EU Directive. Compliance with this requirement will require detailed asbestos surveys across PPC's sites and may identify additional asbestos-containing materials. If asbestos-containing materials were discovered in poor condition at any of our properties after comprehensive surveys were undertaken, we could incur material expenditure to remedy the situation.

Contaminated land

Although contaminated land assessments have not been carried out at all of our sites, at present there appears to be no requirement for large-scale remedial projects at our sites in the short term. It is unlikely that this will be required at the mining areas or at the lignite-fired power stations for the foreseeable future. If any sites were found to be contaminated, we could incur significant cost for

remedying such contamination and site values could be affected. We are in the process of remediating some localised contamination at four of our small power stations on the autonomous islands. Remediation may be warranted at some of our oil-fired stations, depots and underground cables in the future.

Water

The EU Directive establishing a framework for community action in the field of water policy came into force on 12th December, 2000. Its coverage includes the protection of inland surface waters, transitional waters, coastal waters and groundwater. Greece must implement this directive by 2003. Pursuant to the terms of this directive, water will be subject to regulation to avoid long term deterioration of water quality and quantity. For example, it is likely that water will be regulated to avoid shortages downstream, major surface water abstractions, or over-abstraction of groundwater. Depending on how these measures are implemented in Greece, for example by charging for water use, we may need to re-evaluate our use of water.

Environmental Authorisations

All our major operations require an environmental permit, which is issued by Ministerial Decision following an extensive environmental impact assessment and this authorises the construction and operation of new power stations and the operation of existing power stations. Depending on the nature of the operation a water use permit may also be required.

All but one of our thermal power stations located on the mainland have the environmental permits that enable them to operate. We expect to receive the environmental permit for our lignite-fired station located in Megalopolis by early 2002. We have applied for environmental permits for our thermal power stations located on the autonomous islands. We have received most of these and we expect to have the rest of them by the end of 2002.

The majority of our hydroelectric power stations were built before 1990. For these power stations, we do not hold environmental permits as we were not required under law at the time to do so. Since 1994, we have been required to obtain environmental permits for our hydroelectric power stations and we are in the process of obtaining these. We expect to receive these environmental permits by February, 2004. Until that time, during the operation of these hydroelectric power stations we apply the same terms contained in the environmental permits of projects which are located in the same water catchment area.

We were given the right under law to use water for our hydroelectric power stations and therefore we do not require water use permits for our hydroelectric power stations that were existing or under construction in 1989. Any future stations will require such permits.

Some of our permits for our hydroelectric power stations are likely to be affected by new legislation relating to protection of conservation sites pursuant to the EU Directive on the conservation of natural habitats and of wild fauna and flora, which has been implemented in Greek law.

We have constructed a hydroelectric power station at Messochora which is not currently operating as the relevant environmental permit which was originally granted is under review. This power station is one of several projects relating to the diversion of the Acheloos River in the Thessaly plain. In 1995, a Ministerial decision authorised the environmental terms for the project which apply to us and other parties involved in the project. Various organisations appealed against the Ministerial decision. In October 2000, the Greek Supreme Court cancelled the Ministerial decision and recommended that the Ministry of Environment undertake further environmental studies taking into account the scenario of the reduced diversion of the river. We have assisted the Ministry of Environment with its study, which is now complete. We expect that the Ministry of Environment will issue a new environmental permit for the area in the near future. The permit is likely to contain environmental terms which are modified from the original permit for the river diversion project as a whole. However, we do not expect these modifications to impose any additional controls on our operation of the power station.

Once the necessary environmental permits are obtained, operating licences must be acquired. A number of our power stations did not have operating licences due to an ambiguity in the law in the past, which made it unclear whether or not these licences were required. Under recent Greek law, we have been granted interim operating licences until 31st July, 2005 for our existing power stations and

those currently under development. A recent ministerial decision provides a fast-track procedure for us to obtain the operating licences we need.

We are currently in the process of obtaining various environmental permits that we do not currently have but which are required for our operations as well as water use permits for our new projects. Conditions that may be imposed in our permits may require additional capital expenditure over amounts budgeted (such as building smaller dams to increase water flow) or modification of our operating practices. You should read "Risk Factors—We do not have all the licences and permits we need in respect of our operations" for additional discussion on our licences and permits.

Transmission and Distribution

PCBs

Under the EU Directive concerning the disposal of polychlorinated biphenyls ("PCBs") we have identified all equipment that contains PCBs and arranged for them to be removed by 2010. We are following a comprehensive plan for phasing out existing PCBs by 2010, although our main transmission and distribution transformers do not contain significant quantities of oils contaminated by PCBs.

Electromagnetic fields

In the context of our business, electromagnetic fields arise from transmission and distribution lines and substations. The level of expression of public concern about the potential effects of exposure to electromagnetic fields has increased significantly in recent years. There is inconclusive scientific evidence about the alleged potential long-term health effects of low frequency electromagnetic fields. Although there is some contradictory epidemiological data that suggests that chronic low level exposure to electromagnetic fields may be associated with health effects, the International Commission on Non-Ionizing Radiation Protection ("ICNIRP"), an independent scientific body working under the auspices of the World Health Organization, has however stated in its 1998 guidelines that, *inter alia*, in the absence of support from scientific studies, the epidemiological data are insufficient to develop long term exposure guidelines. In 1999, an EU recommendation was issued on the limitation of exposure of the general public to electromagnetic fields adopting the 1998 ICNIRP guidelines and relevant exposure limits (0 H_z-300 GH_z). The construction and operation of our transmission and distribution lines and substations is within the guidelines established by the ICNIRP and the above EU recommendation.

The relevant authorities, when considering applications for new environmental permits, may impose stricter standards concerning long term exposure to electromagnetic fields. You should read "Risk Factors—Our business is subject to numerous environmental laws and regulations" for more information on electromagnetic fields.

Landscape safeguards

We have taken the following actions to reduce the visual impact of our transmission and distribution lines:

- Acting with local authorities to install underground cables in medium and low-voltage networks;
- Using insulated cables in all new overhead low-voltage networks;
- Using existing routes of power lines whenever possible;
- Soliciting proposals internationally to the design of new towers for our transmission lines aimed at reducing the environmental and aesthetic impact of towers in non-urban areas of particular landscape value; and
- Acting to reduce the impact of lines in environmentally sensitive or protected areas.

Environmental authorisations

The Ministry of Environment has advised us that environmental permits are not required for installations managed by the Distribution business unit of 22 kV or less, or for underground lines of less than 150 kV. For all other installations, we are required to hold an environmental permit. We currently hold environmental permits for approximately 10% of the existing transmission network for which permits are required.

Mining

Waste management

We use the majority of fly ash for slope stabilisation during mine exploitation operations and for restoration works in exhausted open cast mines. The remainder is used by the cement industry and also for other novel construction techniques, such as dam construction. Also, industrial waste from our operations is disposed of in overburden dumps in our Ptolemais and Megalopolis mine complexes. These practices are carried out under the environmental terms of our lignite-fired power stations and are referred to in environmental impact assesment studies of the mines and the environmental permits of the mines.

The local municipal authorities dispose of municipal waste into two small uncontained sites in reclaimed mining areas of the Western Macedonia and Megalopolis Lignite Centres where we also place overburden and fly ash. The necessary environmental permits for these operations of the local municipal authorities on our land have not been obtained. We may have some liability associated with this practice of municipal waste disposal. However, this practice is likely to change in the near future as new contained landfill sites for municipal waste are expected to be constructed by the local authorities under specific environmental permits that have been issued. These sites are to be constructed and operated by local authorities on the basis of contractual arrangements for the use of the land by the authorities for the disposal of municipal waste.

Landscape safeguards

We are restoring depleted mining areas in an ongoing restoration programme, according to the respective environmental impact assessment studies and environmental permits as well as our business plan.

Environmental authorisations

We have submitted to the Ministry of Environment environmental impact assessments and applications for environmental permits for all of our mining operations. So far only one environmental permit relating to mine operations has been granted for the new West Field Mine at Ptolemais. Based on this recently granted permit, we anticipate that no additional requirements will be imposed on our current practices. Without these permits we cannot be sure of the precise environmental requirements which will be imposed by the Ministry, although the permit that was recently granted to us for the Ptolemais West Field mine did not include any additional requirements to our current practices. We anticipate that environmental permits for our other mining operations will be issued by the middle of 2002.

From time to time residents oppose our permit applications. For example, in the past, local residents took legal action to halt the extension of the mine into the new Ptolemais West Field (at the Lignite Centre of Western Macedonia), based on the lack of an environmental permit. The permit was granted to us and we have started to develop the mine in accordance with the terms of the permit and the mine development plan.

Localised air pollution

Dust generation is a local air pollution issue in the vicinity of some mine areas. Some additional controls over the generation and suppression of fugitive dusts around a number of areas of the mining operation may be required to prevent local nuisance.

Cost of compliance

The costs of ensuring compliance with applicable and forthcoming environmental regulation generally consist of costs associated with equipping newly constructed facilities with required technology or modifying existing facilities to comply with applicable regulation. These costs may vary depending on the stringency of new environmental regulation, our business structure, changes in environmental enforcement in Greece and changes in scientific knowledge. In 2000, our environmental capital expenditures totalled GRD 20 billion (€ 58.6 million). We estimate that we will spend an aggregate of approximately GRD 77.5 billion (€ 227.4 million) in 2001, 2002 and 2003, mainly to modify existing

facilities to comply with applicable and forthcoming environmental regulation and to conform our licences and permits to conditions that may be imposed on us. As an example of such planned expenditure, we have provided for key investments to be made mainly in connection with the implementation of the revised LCPD for the provision of electrostatic precipitators in Megalopolis A, unit 3 and Kardia units 3 and 4, the construction of a FGD plant in Megalopolis A, unit 3 and of a waste water treatment plant at Megalopolis A.

Insurance

We face risks of accidents in our operations, including risk of fire and risks related to construction activities, transportation and third party liabilities. We require our contractors to maintain insurance in respect of the usual risks associated with construction activities. In addition, we obtain insurance for the transportation of fuel, for our points of service where bills are paid and for our information technology equipment. We do not obtain insurance for our car fleets as we are specifically exempted by law from doing so. We do not obtain insurance cover for the usual risks associated with our stations, transmission and distribution assets, property, equipment (other than our information technology equipment) and operations as well as environmental liabilities.

We believe that our policy towards insurance is satisfactory when measured on the basis of our history of loss. We continuously monitor our risks, accidents and damages both on an aggregate and on a business unit-by-business unit basis.

You should read "Risk Factors—We do not maintain insurance on our operating assets".

Legal Proceedings

We are currently defendants in a number of legal proceedings (court actions, arbitration and mediation proceedings) incidental to our mining and electricity-related operations. Under law, we continue to be a defendant in these legal proceedings even though many of them commenced when we were a public corporation. The pending legal proceedings include various civil and environmental claims, disputes relating to the construction and operation of several power stations and other matters that arise in the normal course of business. While some of these legal proceedings have been judged in our favour at the first and second instance, because of the nature of these proceedings, we are not able to predict the ultimate outcomes, some of which may be unfavourable to us. In addition, some of these proceedings have been brought on behalf of various groups of employees and pensioners. Although we do not believe the plaintiffs will be able to obtain judgement for the amounts claimed, there can be no assurance of this.

Our total estimated exposure in respect of the legal proceedings we are currently defending against excluding interest, imposed by law or contract is approximately GRD 138 billion (€ 404.9 million). This amount does not include GRD 206 billion (€ 604.5 million) relating to pension claims, in which the PIO would be the defendant. You should read "Risk Factors—Our exposure to legal liability is significant". We have established a reserve for litigation and contingent liabilities where we consider it probable that a claim will be resolved unfavourably and where we can reasonably estimate the potential liability. We have briefly summarised below the most significant proceedings in which we are involved.

Construction Claims

We are currently the defendant in a number of civil actions brought against us by several construction companies claiming mainly increased compensation under construction contracts with us. The aggregate value of these claims is approximately GRD 13 billion (€ 38.1 million). The most significant claims include two claims brought by the consortium METON S.A.—AEGEK S.A. for approximately GRD 4 billion (€ 11.7 million) and GRD 1 billion (€ 2.9 million), respectively, relating to the construction of our hydroelectric station in Messochora. An action has also been initiated against us by Kataskevi S.A.—Fotios Tsioras and Alpha Bank on 18th August, 1989 before the Civil courts of Athens, claiming approximately GRD 1.2 billion (€ 3.5 million) in relation to the transportation of lignite in our lignite-fired power station in Ptolemais. In addition, we are defendants in the claim brought by the consortium EDOK S.A.—ETER S.A. for an amount of approximately GRD 1.1 billion (€ 3.2 million) in relation to the award of a construction bid for the hydroelectric station in Aoos, Northern Greece.

Employees' and pensioners' claims

Over the last five years, there have been a number of actions initiated by approximately 21,000 of our employees and 750 pensioners, claiming various salary supplements, allowances and pension benefits. The sums claimed pursuant to such actions amount to approximately GRD 44 billion (€ 129.1 million) or GRD 40 billion (€ 117.3 million) if settlement is reached in an action brought by a number of our pensioners claiming several adjustments to their pensions. Of this amount, we expect that approximately GRD 6 billion (€ 17.6 million) will be paid by the PIO as it relates to proceedings for pension benefits. Of these actions, the competent Athens courts of first instance have decided against the plaintiffs in lawsuits for approximately GRD 34 billion (€ 99.7 million). These decisions are subject to challenge at the competent court of appeals and ultimately at the Supreme court.

In addition, certain pensioners have filed an action before the European Court in Strasbourg in April 2000, seeking to overturn a final judgement of the Greek supreme administrative court, relating to the calculation of the annual adjustment of pensions. If the pensioners prevail in their cause of action, the sums they, and all other pensioners (currently approximately 28,000), would be entitled to claim as retroactive adjustments to their pensions could reach approximately GRD 200 billion (€ 587 million). We have established no reserve for these claims as under Greek law and as confirmed by an independent legal opinion we have obtained, the PIO would be the defendant in the proceedings relating to pension benefits.

Claims relating to fire incidents

There are approximately 54 actions pending against us in respect of alleged electricity-generated fires on the island of Crete and in Thiva, claiming a total of approximately GRD 16.2 billion (€ 47.5 million). These lawsuits have been filed with the local courts of Rethymnon, Ierapetra and Chania in Crete and the local courts of Thiva. Of the 54 actions, in the 12 that were filed with the local court of Rethymnon, Crete, a judgment has been entered against us for GRD 1.4 billion (€ 4.1 million), instead of GRD 4.8 billion (€ 14.0 million) as was originally claimed by the plaintiffs and we have filed an appeal against this judgement. In the case of the three lawsuits filed with the local court of Ierapetra, Crete, a judgement has been entered against us for GRD 2.6 billion (€ 7.6 million), instead of GRD 2.9 billion (€ 8.5 million) as was originally claimed by the plaintiffs. We have filed an appeal, and a hearing for all the Ierapetra cases is still pending. A number of the remaining actions are being discussed at first instance while some are pending before the local courts of appeal.

Environmental proceedings

Due to the nature of our operations, we are involved in a number of administrative proceedings relating to environmental issues. These proceedings may not involve financial penalties and therefore cannot be quantified. From time to time, these proceedings may relate to pollution incidents, breaches of environmental law, permits or operational licences leading to fines, civil liability, payment of damages to third parties, requirements to clean up any contamination or upgrade a station or equipment.

Plaintiffs often seek the relocation of transmission or distribution lines that are near or close to inhabited areas, as for example in Krioneri. These administrative proceedings also involve judicial review of our applications for environmental permits before the Supreme Administrative Court.

For example, our environmental permit relating to the construction of additional units in our thermal power station on the island of Crete has been challenged in the Supreme court. A temporary injunction was granted in our favour and we expect the final outcome of the case also to be resolved in our favour.

Mediation Proceedings

In addition to the pending court actions to which we are parties as described above, we are also involved in mediation proceedings with several construction companies. These companies were our contractors for the construction of some of our power stations and mediation is provided for in our contracts as a means of dispute resolution. The aggregate amount of these claims is approximately GRD 56 billion (€ 164.3 million). The most significant mediation proceedings in which we are currently involved have been initiated by the consortium ALSTOM-METKA in relation to the construction of the

Lavrio station, claiming approximately GRD 32.5 billion (€ 95.3 million) and by NOEL for the installation of desulphurisation equipment at our station in Megalopolis, claiming approximately GRD 19 billion (€ 55.7 million).

We also initiated an arbitration proceeding against Aluminium on 18th December, 1999, claiming approximately GRD 5 billion (€ 14.6 million) on the basis of adjusting the price at which we sell them electricity. Aluminium has filed a counterclaim for a reduced price readjustment. You should read "Our Business—Distribution" for a more detailed discussion on the tariffs we apply to Aluminium. An arbitration award is expected in January 2002.

Miscellaneous

We are currently involved in a number of other proceedings relating to matters that arise in the normal course of our business for an aggregate value of approximately GRD 14 billion (€ 41 million). The most significant include a claim brought against us by Hellenic Porcelain S.A. for GRD 8.7 billion (€ 25.5 million) and a patent infringement claim brought by one of our ex-employees for approximately GRD 1.2 billion (€ 3.5 million).

Property

We are the legal successor to PPC to all property rights of former PPC in approximately 6,150 principal properties, 99 of which are power stations. Our properties are for the most part held free of encumbrances. Although we own all properties formerly owned and registered in the name of PPC, legal title in land and buildings will not be perfected and therefore title may not be enforced against third parties until the property is registered at the relevant land registry in our name. Under recent Greek law, we are in the process of registering this property free of charge at the relevant land registries following a simplified registration procedure. We expect to have most of our principal properties registered by June 2002.

We own all of our principal operating facilities. We have acquired the land pertaining to our mines and power stations mostly through expropriations from private owners and sale and purchase contracts. In addition, we have the right to use certain properties through concessions from the Hellenic Republic. The land relating to our hydroelectric power stations acquired through expropriations will revert to the Hellenic Republic, at no charge, once this land is not necessary for the fulfilment of its purposes pursuant to a decision of our board of directors, as approved by the Minister of Development. We lease the headquarters for our business units pursuant to standard commercial leases. The majority of these leases have been renewed over the last five years on substantially similar terms for the next 12 years.

The following table identifies our most significant real property holdings as at 30th June, 2001. You should read "Our Business—Generation" for a more detailed discussion of our power stations.

Address	Type of Property	Use	Area
1. Agios Dimitrios	Land, buildings, power stations	Thermal power station	Western Macedonia
2. Thissavros	Dam	Hydroelectric power station	Eastern Macedonia
3. Kardia	Land, buildings, power stations	Thermal power station	Western Macedonia
4. Lavrio	Land, buildings, power stations	Thermal power station	Athens/Attica
5. Amyndeon	Land, buildings, power stations	Thermal power station	Western Macedonia
6. Pournari	Dam	Hydroelectric power station	Macedonia
7. Megalopolis B	Land, buildings, power stations	Thermal power station	Peloponnese
8. Polifito	Dam	Hydroelectric power station	Macedonia
9. Chania	Land, buildings, power stations	Thermal power station	Crete
10. Sfikia	Dam	Hydroelectric power station	Western Macedonia
11. Kastraki	Dam	Hydroelectric power station	Central Greece

Management of our urban real estate is the responsibility of a separate property management department, the Housing Department. The Mining business unit is responsible for the management of our mines and the Generation business unit is responsible for the management of our power stations.

Under Greek law, we benefit from rights of way for all of our transmission lines and pylons. We generally expropriate the land needed to conduct our operations pursuant to authorisation by the Hellenic Republic and at a price determined by Greek courts. Additionally, under Greek law, we have been granted rights of way for all distribution cables and poles.

Competition

Historically, we have not faced competition in the generation, transmission and distribution of electricity in Greece. In the year ended 31st December, 2000, we generated approximately 97% of the electricity produced in Greece and purchased all imported electricity and all other generated electricity except for the electricity retained by industrial producers for their own consumption. Industrial and independent producers generated approximately 3% of the electricity produced in Greece in 2000. In the same period, we transmitted, distributed and supplied all of the electricity used in Greece.

The new regulatory framework under the Liberalisation Law enables the development of competition in electricity generation and supply in Greece. The Greek electricity market opened to competition on 19th February, 2001. For more information on these measures, you should read "Our Business—The Greek electricity market under the new regulatory framework". If electricity tariffs increase, we expect that liberalisation of the electricity market will result in competition in the generation of electricity and in the supply of electricity to Eligible Customers.

Generation

As of 31st October, 2001, the Minister of Development had granted 12 generation licences for natural gas-fired stations covering total generating capacity of approximately 2,900 MW in the interconnected system and two licences for hydroelectric power stations with total generating capacity of 153 MW. The RAE is currently reviewing the applications of other interested parties. However, we do not expect these new generation licence holders to be able to deliver electricity before 2004. In addition, the Minister of Development had granted a number of licences for generation from renewable resources in the interconnected system and in the autonomous islands.

Entities other than exempt entities that wish to generate electricity in Greece must obtain a licence from the Minister of Development. You should read "Regulation of the Greek Electricity Sector" for more detail.

We expect new power generators to build primarily natural gas-fired power stations and the first generation licences granted by the Minister of Development and applications reviewed by the RAE support this expectation. Competition in the area of electricity generation will be affected by the substantial capital investment required to construct power stations in Greece, the historically volatile price of fuels such as natural gas and oil, the limited access to natural gas supply via the single pipeline from Russia through Eastern Europe and the limited capacity of the liquefied natural gas terminal currently importing natural gas from Algeria.

There is already a degree of competition between us and generators from renewable resources and cogenerators, which generated less than 1% of the electricity generated in Greece in the year ended 31st December, 2000. We expect competition from generators from renewable resources and cogenerators to grow in the near to medium term. The regulatory framework continues to provide incentives for such producers, including capital investment subsidies from the Hellenic Republic and the European Union, the requirement that the HTSO give priority load allocation to electricity generated by such means and guaranteed fixed prices for electricity generated from renewable resources, which are currently higher than prices for electricity generated from non-renewable sources. These incentives make renewables and cogeneration particularly attractive methods of generation and will likely result in growth in this sector. We, too, may benefit from these incentives and we plan to expand our efforts in renewables and cogeneration through our subsidiaries PPC Renewables and COGEN.

Transmission

Under Greek law, we are the exclusive owner of the interconnected transmission system under a licence awarded by the Minister of Development in November 2001, although the HTSO is responsible for its operation, maintenance and development. The HTSO will charge a tariff to all electricity generators and suppliers that use the interconnected transmission system. We may face competition in the provision of maintenance services and development work in respect of the interconnected transmission system to the extent the HTSO retains third parties to undertake this work.

Distribution/Supply

Under Greek law, we will hold an exclusive licence from the Ministry of Development to own and operate the distribution network, including the high voltage lines on the autonomous islands which we expect to receive shortly. Currently, we are the sole supplier of electricity to Greek customers and we will continue to be the sole supplier of electricity to Non-Eligible Customers in the liberalised electricity market. As of 31st October, 2001 the Minister of Development has issued five electricity supply licences to various entities, covering a total of 1,343 MW.

The Liberalisation Law permits Eligible Customers to choose their supplier and requires us to provide access to the transmission and distribution network to all suppliers of Eligible Customers authorised by the Minister of Development. The HTSO is required to grant access to the interconnected transmission system to any supplier, on the terms of terms set out in the Grid Code, who supplies Eligible Customers connected directly to the interconnected transmission system. Specific regulations governing access to the distribution network will be set out in the Grid Code and Network Code, as discussed in greater detail in "Regulation of the Greek Electricity Sector". Based on the criteria for determining Eligible Customers, approximately 34% of the electricity supply market (excluding industrial producers generating electricity for their own consumption), in terms of electricity consumption, is open to competition.

The current regulatory framework imposes strict requirements on any entity wishing to obtain authorisation to supply electricity to Eligible Customers in Greece. Any supplier in Greece must be the owner of "adequate generating capacity" in an EU Member State and provide certain long-term guarantees concerning reserve capacity and available transmission capacity to the RAE and the Minister of Development. If the supplier's capacity is not installed in Greece, the supplier must demonstrate that it has acquired sufficient interconnector and transmission access rights to deliver the electricity to Greece. Foreign suppliers may thus enter the Greek market as an electricity supplier through the acquisition or construction of Greek generation capacity or the ability to demonstrate that they can import electricity into Greece from another EU Member State in which they own generation capacity.

We expect some competition for Eligible Customers to come from suppliers who may seek to import electricity through the international interconnecting lines. The Greek network is currently interconnected to foreign networks through lines shared with Albania, Bulgaria and FYROM with a current interconnection capacity available for imports of approximately 600 MW. Part of this interconnection capacity will be allocated to us while part of it will be subject to a tender procedure. You should read "Our Business—Transmission" for more detail. In addition, we expect the interconnection with Italy to be in full operation by the end of 2001, providing a further 500 MW of capacity. Although the relative geographical isolation of Greece from the other EU member states and the limitations in existing interconnections with Albania, FYROM and Bulgaria place practical restrictions on such suppliers' ability to import electricity into the Greek market, we expect that we, as well as competitors may benefit from lower-priced electricity available in or through the Balkans for export.

We expect a competitive supply market to develop gradually over time, depending in part on the development of electricity tariffs. There will initially be a limited amount of produced or imported electricity available to sell to Eligible Customers, increasing over time as more generators start delivering electricity from new stations, electricity tariffs increase and the new interconnector with Italy commences operations. We believe that this gradual increase in competition will permit us to adapt to the new conditions and maintain a strong competitive position.

REGULATION OF THE GREEK ELECTRICITY SECTOR

Introduction

The regulatory framework for the Greek electricity industry has changed significantly over the past year as a result of European Union and Greek government measures designed to increase competition in the electricity market. These changes have had and will continue to have a number of significant effects on our business. The Liberalisation Law implements this new regulatory framework while a Ministerial decision establishes that the market comprising all high- or medium-voltage electricity users, representing 34% of the electricity supply market in terms of power consumption, has been opened to competition.

The regulatory framework implemented by the Liberalisation Law distinguishes between the activities of generation, transmission, distribution and supply. The framework also distinguishes between the interconnected transmission system and the distribution network and between the interconnected system and the autonomous islands. The Liberalisation Law provides for changes in the areas of generation, import, export, purchase and sale of electricity:

- The introduction of competition in power generation through the granting of authorisations to generate electricity in the interconnected system and through a tendering procedure for authorisations to provide generating capacity on the autonomous islands.
- The establishment of the HTSO on 3rd May, 2001, as an independent entity to operate and ensure the maintenance and development of the interconnected transmission system and its interconnections with other networks.
- The establishment of the RAE on 1st July, 2000, an independent authority responsible for regulating the energy market. The RAE mainly has an advisory and supervisory role while decision making power lies with the Minister of Development.
- The establishment of the PIO, on 1st January, 2001, as a separate pension fund in order to fund the social security expenses of our employees.

European Union legislation

General Framework

The Electricity Directive establishes common rules for the generation, transmission and distribution of electricity in the European Union, and establishes obligatory minimum standards with which all Member States must comply in respect of their domestic electricity sectors. Among other things, the Electricity Directive provides for the unbundling of integrated electric utility companies into distinct activities (of generation, transmission, distribution and supply), allows third parties to apply for authorisation and participate in certain of those activities, requires designation of an independent operator of the high voltage transmission system, and provides for third party access to the transmission system and distribution network on a non-discriminatory and transparent basis.

Public service obligations

The Electricity Directive allows Member States to impose and publish public service obligations, which are in the general economic interest, on domestic electricity undertakings. The public service obligations need not be defined in detail, but must fall into one of five categories: security of supply, regularity, quality, price of supplies and environmental protection.

Stranded costs

Stranded costs are costs arising from contractual commitments, investment decisions or legislative obligations that electricity companies undertook for reasons of public policy and at a time when the electricity market was not open to competition. These costs could have been recovered in a monopoly regime, but not in a regime of competitive electricity pricing. In our case, these mainly comprise the costs relating to our generation stations, such as the construction of excess generating capacity.

Article 24 of the Electricity Directive permits Member States to introduce transitional regimes to deal with such commitments or guarantees of operations or to grant financial compensation for their stranded costs. In common with most Member States, the Greek government has opted to grant financial compensation to us for the stranded costs we have incurred, and not to impose a transitional regime. The Greek government has notified its intended compensation plan to the European Commission. We will only receive financial compensation for our stranded costs after the European Commission approves this plan.

Future developments

In March 2001 the European Commission published a proposal for a directive to amend the Electricity Directive. This proposal had two main elements:

- Acceleration of the market opening so that, with effect from 1st January, 2003, every non-domestic customer should be able to purchase electricity from any supplier of his choice; and
- Strengthened obligations in relation to the separation of key market functions and in particular a requirement that transmission and distribution are carried out by independent companies.

At the same time the European Commission also published a proposal for regulation of access conditions for the cross-border exchange of electricity, intended to facilitate the development of a pan-European market for electricity through harmonised access tariffs and standard procedures for dealing with capacity constraints and congestion.

The Greek Legislative Framework

The Liberalisation Law

Prior to the Liberalisation Law the regulatory framework for the Greek electricity industry gave us an almost exclusive right to generate, transmit and distribute electricity. Other than ourselves, certain industrial entities were allowed to produce electricity primarily for their own consumption and certain private commercial generation was allowed from renewable resources and cogeneration. The Greek government regulated the tariffs we charged to our customers and any tariff increase required the approval of the Minister of the National Economy. We decided which generating units to use at any particular time on the basis of our internal operational procedures. We also operated the transmission system and distribution network.

On 22nd December, 1999 the Liberalisation Law came into force to comply with the Electricity Directive. The Liberalisation Law, which is now the primary legislation governing the Greek electricity sector, began the transformation of the Greek electricity sector from a monopoly to an industry open to competition. The principal regulatory provisions of the Liberalisation Law may be summarised as follows:

- The electricity sector is supervised by the Minister of Development;
- The RAE is established as the independent regulatory authority whose principal responsibilities are to control and monitor the liberalising energy sector;
- In exercising their powers, both the Minister of Development and the RAE must act in such a way as to protect the environment, satisfy Greece's electricity requirements, verify the ability of licenced generators and suppliers to finance their activities, promote competition in generation and supply, protect the interests of consumers, promote efficiency, take into account the cost of research and development and protect the public against health and safety dangers;
- The operation of any electricity business, defined as the activities of generation, transmission, distribution or supply of electricity, requires a licence. Licences are granted by the Minister of Development, on the basis of a recommendation from the RAE. Entities operating electricity business must treat all users equally and, subject to delivering their public service obligations, must aim to achieve a competitive electricity market;
- We retain the ownership of the interconnected transmission system while the right to operate and plan its development is granted to the HTSO. We retain the right to use the interconnected transmission system for non-electricity purposes provided this does not compromise the safe,

secure and economic operation of the interconnected transmission system and provided that there is no cross-subsidisation of non-electricity activities by electricity customers;

- We retain the ownership of, and the right to operate, the distribution network;
- The operation of the electricity market is principally governed by four codes: the Grid Code, regulating the physical operation of the interconnected transmission system; the Power Exchange Code, regulating financial transactions in respect of the interconnected transmission system; the Network Code, regulating the distribution network; and the Supply Code, regulating supply to all customers;
- As an integrated electricity business, we are required to keep separate accounts for our generation, transmission and distribution businesses;
- The HTSO must despatch generation on the basis of the lowest cost of generation, subject to transmission and technical constraints and the requirement to prioritise the despatch of electricity generated from renewable resources, cogeneration and, in respect of up to 15% of annual consumption, indigenous fuel sources; and
- Tariffs for all electricity businesses other than supply to Eligible Customers are recommended by the RAE and are subject to the approval of the Minister of Development. There are also special interim provisions regulating the price we can charge to Eligible Customers for electricity while we supply 70% or more of the Eligible Customer market.

The RAE

The RAE commenced operations in July 2000. The Liberalisation Law provides that the RAE is an independent administrative authority consisting of five members, who have specific scientific and professional qualifications, appointed by the Minister of Development.

The RAE's principal responsibilities are:

- Advising the Minister of Development on setting and adjusting tariffs in each area of the electricity market on the basis of general considerations established by the Liberalisation Law. This responsibility has particular impact on the tariff payable by Non-Eligible Customers. You should read "Tariffs" for a more detailed description of tariffs;
- Advising the Minister of Development on the granting of licences or licence exemptions for generation, transmission operation, transmission ownership, distribution and supply of electricity;
- Monitoring and controlling the operation of the liberalised electricity market;
- Overseeing the separation within the Greek electricity market of generation, transmission and supply of electricity into separate accounting units;
- Protecting the interests of electricity consumers. For this purpose, the RAE can preside over mediation and arbitration proceedings between electricity market participants and can impose fines and other sanctions for violation of electricity regulations; and
- Advising the Minister of Development on whether or not to approve the Grid, Power Exchange, Network and Supply Codes.

Tariff Policy

The Minister of Development, acting on the RAE's recommendation, must approve all tariffs charged within these arrangements, other than those charged by suppliers to Eligible Customers, price terms set out in bilateral contracts between generators and suppliers and our internal transfer prices. There are also special interim provisions restricting the tariffs we are entitled to charge Eligible Customers while we remain the dominant supplier. These tariffs are described in more detail below.

The RAE has published a consultation paper setting out the policy it intends to follow in recommending electricity tariffs to the Minister of Development.

In addition, the Ministry of Development has recently advised us of the general criteria of its tariff policy following publication of the revised tariffs effective 1st July, 2001. According to the statement, these

tariffs were set having regard to the general demand for energy in Greece, the conditions of the Greek economy and an assessment of our productivity. This statement has also been expressed by the Ministry of Finance in a letter addressed to us.

In the statement, the Minister of Development also set out a number of general criteria which he believes future tariff policy must satisfy, although these are not of a binding nature and we cannot be certain that the RAE or the Minister of Development will follow these principles in the future.

The general criteria are that tariffs must move within pre-determined limits for a reasonable period of time, they must take into account differences in levels of consumption, and must offer incentives to limit wasteful energy consumption.

The Ministry of Development recognises that as new producers enter the generation market there will be a need for more complex criteria, although it does not believe that the entry of new producers into the market will result in significant fluctuations in tariffs in the short-term.

Although the RAE is required under law to provide recommendations with respect to the level of tariffs, there is no requirement under Greek law for the Ministry of Development to follow the recommendations of RAE. For example, in July 2001 the RAE proposed a tariff increase of 6% and the Ministry of Development increased tariffs by between 3.5% and 5%, depending on customer categories. The last two tariff increases, which occurred in September 2000 and July 2001, respectively, have been broadly in line with inflation. We expect that electricity tariffs will increase broadly in line with inflation and result in increases in our revenues.

Generation

Licensing

Under the Liberalisation Law, any entity or person wishing to generate electricity must obtain either a generation licence or an exemption. The procedure for obtaining a licence or an exemption and the terms of a licence are set out in the Authorisations Regulation for Generation and Supply, which was issued pursuant to the Liberalisation Law and came into force on 8th December, 2000. Licences and exemptions are only available to European Union entities and citizens.

In respect of the interconnected system, a prospective generator must submit an application in the form provided by the Authorisations Regulation to the RAE. The RAE makes a recommendation taking into account certain factors, which include: system security, protection of the environment, efficient generation, the proposed primary fuel source and generation technology, the technical and financial capabilities of the applicant, the long-term energy planning for Greece, consumer protection and national security. The application procedure should generally take no more than six months from the submission of an application to the issue of a decision by the Minister of Development.

Generating plants with a capacity of no more than 20 KW, reserve plants with a capacity of no more than 150 KW (or, in the case of industrial plants, 900 KW), research plants with a capacity of no more than 2 MW and plants established by the Centre for Renewable Sources of Energy are entitled to apply for an exemption from the requirement for a generation licence.

A generation licence states the specific licensee and the location, fuel type and capacity of the licensed plant. It also imposes certain obligations on the licensed generator; the principal obligations being:

- To maintain unbundled accounts as required by the Liberalisation Law;
- To ensure that no change in control occurs in respect of itself or, where the licensee is a consortium, any member of the consortium, without consent of the Minister of Development;
- Not to dispose of any asset of considerable value used in the course of its licensed activity without the consent of the Minister of Development;
- Not to modify substantially or close the licensed plant without the consent of the Minister of Development; and

- Not to act in an anti-competitive manner or exploit or abuse, where relevant, a dominant market position.

A generation licence has a specified, renewable term and can be revoked for, among other things, a breach of any of the principal obligations listed above and the insolvency of the licensee.

Other licences

The Liberalisation Law does not affect the existing licensing regime, which obliges generating plants to obtain installation and operation licences and other secondary licences and permits before they can be constructed and operated. These licences relate principally to planning, operational and environmental compliance measures.

Our status

The Liberalisation Law grants us a single generation licence for all our existing generation plants and for those under development. By a recent decision of the Minister of Development, following the RAE's recommendation, the specific terms, rights and limitations of this single generation licence have been approved. If we wish to construct any new generating plants, our Generation business unit will need to apply for a modification of our licence.

A number of our stations do not have all the necessary operating licences due to an ambiguity in the previous legislation. Since this point has now been clarified, we are in the process of applying for all outstanding operating licences which, in accordance with a fast-track procedure issued by the Minister of Development, will be obtained on an accelerated basis. In the meantime, a recent law grants us an interim single operation licence for all our existing generation plants, and for those under construction until 31st July, 2005.

Transmission

Structure

The Liberalisation Law provides that we remain the owner of the interconnected transmission system but the HTSO has the right and responsibility to operate it. The Transmission Control Agreement described below governs the relationship between us and the HTSO. We require a licence in respect of our ownership and the HTSO requires a licence in respect of its operation. These licences have been granted to us and the HTSO by decisions of the Minister of Development on the basis of a recommendation from the RAE.

Our status as owner

We own the interconnected transmission system pursuant to an exclusive licence for the ownership of the transmission system. As owner of the interconnected transmission system, our role under the Liberalisation Law is to maintain and develop the system according to the HTSO's guidelines.

We also receive a fee from the HTSO, pursuant to the Transmission Control Agreement, which takes into account both our operating and depreciation costs, and a rate of return for us.

The HTSO

The HTSO was incorporated on 12th December, 2000 by a Presidential Decree issued under the Liberalisation Law. Under the Liberalisation Law, the Hellenic Republic must always own at least 51% of the share capital of HTSO. We currently own the remaining 49%. As new generation licences are granted the new licensee is entitled to acquire a share of this 49% in proportion to its generating capacity.

The HTSO was initially funded through a capital contribution by the Hellenic Republic of GRD 51 million (€ 149,670) and by us of GRD 49 million (€ 143,800). The HTSO will be self-financing in the future, relying on the connection and system use charges that it is entitled to levy on users of the interconnected transmission system.

The HTSO currently has approximately 160 employees, all of whom have been seconded to the HTSO by us under a secondment agreement dated 16th February, 2001 between us and the HTSO. The majority of these employees are engaged in the long-term planning of the development of the interconnected transmission system and the operational control of scheduling and despatch. Under the terms of this agreement all our costs in relation to these employees, including salaries, pensions and employee liabilities, are paid to us by the HTSO. We are bound by confidentiality provisions existing under our transmission system ownership licence intended to prevent the disclosure of confidential information between our Transmission business unit and the rest of our business units.

The principal responsibilities of the HTSO are:

- To provide access to the interconnected transmission system to all generators, suppliers and directly-connected customers and us in our capacity as the distribution system operator;
- To manage the scheduling and despatch of generation, including the use of the interconnectors;
- To administer the settlement of energy imbalances;
- To maintain the stability and security of the interconnected transmission system, including by purchasing ancillary services;
- To publish annual forecasts of the demand for generation and transmission capacity; and
- To develop a high quality, efficient transmission system by applying transparent, non-discriminatory criteria to its treatment of users.

The HTSO's licence was issued by a Decision of the Minister of Development on 24th April, 2001. Under this licence, operational control over the interconnected transmission system was transferred on 3rd May, 2001 from us to the HTSO, including the disposal of the control centres that manage scheduling and despatch. The principal obligations of the HTSO under the licence are:

- To enforce and comply with the Grid Code and Power Exchange Code;
- To monitor the compliance of licensed suppliers and generators with law and the terms of their licences;
- To calculate, subject to the Minister of Development's approval, and levy charges for connection to, and use of, the interconnected transmission system;
- To be responsible for the maintenance and development of the interconnected transmission system; and
- To act in a transparent, non-discriminatory and objective manner.

Transmission Control Agreement

The relationship between the HTSO and us in our capacity as owner of the interconnected transmission system is governed by a transmission control agreement (the "Transmission Control Agreement"). We remain the owner of all the assets in the interconnected transmission system but we may not dispose of any of these assets without the HTSO's prior consent. However, we may, with the HTSO's prior consent, use the system for non-energy related purposes. The HTSO must give us this consent unless it reasonably believes that our proposed use threatens the security or efficiency of the interconnected transmission system. In this case, the Minister of Development, following the RAE's recommendation, determines whether we receive the consent.

Under the Transmission Control Agreement, the HTSO is obliged to operate the interconnected transmission system in accordance with the Grid Code, agreed operating protocols and good industry practice. We, through our Transmission business unit, are obliged to maintain and develop the interconnected transmission system to ensure its operational and technical integrity, as provided in our licence, and in accordance with the planning and instructions of the HTSO. We are also obliged to provide connections to new users on request from the HTSO in accordance with the terms of an agreement between us, the HTSO and the new user. We are compensated for doing this by payment from the HTSO of an annual fee which is calculated on the basis of a formula set out in the Grid Code and which will be linked to a reasonable profit. Under the Liberalisation Law, the level of this fee, as

established by the Transmission Control Agreement, must be approved by the Minister of Development. We can also recover our additional costs where the HTSO issues further directions to us or impedes our efficient management of our assets. Depending on its nature, any dispute is resolved either by the RAE or the Greek courts.

Connection and Use of System

Certain entities are connected directly to the interconnected transmission system. All entities who import or export energy to or from the interconnected system are effectively making use of the interconnected transmission system. The terms for, and costs of, connection to the system and use of it are dealt with separately.

Connection

One of the HTSO's responsibilities is to provide access to the interconnected transmission system to all licensees, those exempted from an obligation to obtain a licence and all Eligible Customers. In practice, the persons who are connected to the interconnected transmission system are licensed or exempt generators, us in our capacity as owner and operator of the distribution network and certain large industrial customers who wish to receive high voltage electricity. The minimum standards for connection and the technical and operational performance and also the procedure for connection are set out in the Grid Code. Parties who wish to be connected to the interconnected transmission system execute a standard form transmission connection agreement ("Transmission Connection Agreement").

The Transmission Connection Agreement, has to be signed for each new connection, is a tripartite agreement between the HTSO, us in our capacity as owner of the interconnected transmission system and the user. It gives the user the right to connect and stay connected to the interconnected transmission system in return for the payment of monthly connection charges to the HTSO. It also governs more technical matters relating to connection such as access to equipment and defining the boundary between the interconnected transmission system and the user's apparatus. A Transmission Connection Agreement provides for the parties to enter into a connection works agreement where construction of a connection is required and it outlines the circumstances in which the HTSO is entitled to disconnect the user. Any dispute under a Transmission Connection Agreement is resolved by arbitration under rules established by the RAE.

Use of system

All licensed generators and licensed suppliers, and us in our capacity as owner and operator of the distribution network, will also enter into a standard form transmission use of system agreement ("Transmission Use of System Agreement") which is a bilateral contract with the HTSO. Depending on whether the user is a supplier or a generator, this agreement will give the user the right to import power from or export power to the interconnected transmission system, in return for the payment by the user to the HTSO of monthly use of system charges.

Our status

We will have to enter into Transmission Use of System Agreements as owner and operator of the distribution network, as a licensed generator and as a licensed supplier. We will also have to enter into Transmission Connection Agreements as owner and operator of the distribution network, as a licensed generator and as owner of the interconnected transmission system. We expect to enter into these agreements in the near future.

Ancillary Services

The HTSO can call on generators, pursuant to the terms of their respective licences, to provide ancillary services, which include, among other things, the generation of electricity in a manner that responds to the frequency of the interconnected transmission system, commencement or increase of generation at very short notice and the commencement of generation without requiring any external power source. The HTSO needs to employ these services from time to time to maintain the stability and security of the interconnected transmission system and, under the terms of its licence, is obliged to do so in the most efficient way possible. The HTSO will obtain these services by entering into

ancillary services agreements with generators who are able to provide them. The generator is paid on a monthly basis for making these services available and also receives payments when the HTSO actually requires those services. Initially, these payments will be approved by the Minister of Development.

We are currently the sole provider of ancillary services.

Interconnections

The interconnected transmission system is connected with the transmission systems of Bulgaria, Albania and FYROM. The interconnector with the Bulgarian transmission network has a carrying capacity of 1,400 MVA, while the interconnectors with Albania and FYROM each have a nominal carrying capacity of approximately 1,500 MVA. The administration of these interconnectors and the payments for flows across them are regulated in interconnector agreements originally entered into between us and the Bulgarian, Albanian and ex-Yugoslavian electricity authorities. We have notified the HTSO that our obligations under these interconnection agreements have passed to the HTSO, as required by the Liberalisation Law and the Grid Code.

Operation of the interconnection with Italy commenced in November 2001. You should read "Our Business—Transmission" for a more detailed discussion of our interconnection with Italy.

Access to the interconnectors is available to all electricity market participants who are subject to the provisions of the Power Exchange Code. The Grid Code sets out the procedure by which access is obtained and the costs for this. By Ministerial Decision dated 22nd October, 2001, the Minister of Development allocated to us approximately 62% of the net transmission capacity, or 370 MW of the 600 MW of interconnection capacity available to importers through the interconnection with Albania, Bulgaria and FYROM. You should read "Our Business—Transmission" for more detail.

Public Service Obligations

The Liberalisation Law imposes a public service obligation on the HTSO in relation to certain small generation units using renewable fuel sources or cogeneration ("Renewable Generators"), which guarantees these generators a maximum price for their generation.

Distribution

Structure

The Liberalisation Law gives us the exclusive right to own and operate the distribution network. This role is carried out by our Distribution business unit.

Third party access to the distribution network is regulated by the RAE, and we must provide access to the distribution network in an efficient, transparent, timely and non-discriminatory manner. We require a licence to own and operate the distribution network; the basis on which this licence is granted is set out in the Liberalisation Law and the Authorisation Regulation for Distribution Network Ownership and Operation. We do not yet have this licence.

The basis for connection to the distribution network will be set out in the Network Code once it is published. All users who connect to the distribution network will be required to enter into a standard form connection and use of system agreement with us. We are entitled to charge a tariff for use of the medium and low voltage systems to all end-users, which is subject to approval by the Minister of Development.

Supply

Licensing

One of the principal means by which competition is to be introduced to the Greek electricity market is by allowing new suppliers to enter the market. The Liberalisation Law provides that, while we remain the sole supplier in relation to Non-Eligible Customers, new suppliers can be licensed to supply electricity to Eligible Customers.

Under the Liberalisation Law, any entity or person wishing to supply electricity requires either a supply licence or an exemption. The procedure for obtaining a licence and the terms of a licence are set out in the Liberalisation Law and the Authorisations Regulation for Generation and Supply. Licences and exemptions are only available to European Union entities and citizens.

A supply licence specifies the maximum demand to be supplied by the licensee, and is specified by the licensee in its application for a supply licence. The most important condition for the issue of a supply licence is that the licensee must own sufficient generating capacity installed in the European Union to meet this demand. The licensee must also demonstrate to the Minister of Development that it has satisfactory long-term guarantees of the availability on its behalf of reserve generating capacity equal to at least 15% of its anticipated demand. This reserve capacity need not be owned directly by the applicant but must be installed in the European Union. In the case of any capacity that is not installed in Greece, the prospective licensee must also demonstrate that it can guarantee the availability of the necessary capacity of the transmission systems and of the interconnectors required for the transmission of the electricity in Greece.

The RAE makes a recommendation to the Minister of Development in relation to an application for a supply licence, taking into account certain factors, which include system security, protection of the environment, the financial and technical capabilities of the applicant, the long-term energy planning for Greece, consumer protection and national security. The procedure should generally take no more than six months from the submission of an application to the issue of a decision by the Minister of Development.

Entities who are exempt from the requirement for a generation licence are in certain cases entitled to an exemption from the requirement for a supply licence to the extent of their exempt generating capacity. This does not apply to reserve generating capacity.

The principal obligations set out in the supply licence are that the licensee must:

- Maintain unbundled accounts as required by the Liberalisation Law;
- Ensure that no change in control occurs in respect of itself or, where it is a consortium, any member of the consortium, without the consent of the Minister of Development;
- Own sufficient generating capacity in the European Union to match its licensed maximum demand and not modify or change the ownership of this capacity without the consent of the Minister of Development;
- Guarantee the availability of reserve generating capacity in the European Union of not less than 15% of its licensed maximum demand and not modify this capacity without the consent of the Minister of Development;
- In respect of any generating or reserve capacity located outside Greece, ensure the availability of adequate transmission access and interconnector rights to allow for the delivery of this electricity to Greece and not change the details of this capacity without the consent of the Minister of Development;
- Match any increase in demand by its consumers of more than 8% with an increase of capacity, reserve capacity and associated transmission rights; and
- Not act in an anti-competitive manner or exploit or abuse a dominant market position.

A supply licence has a specified, renewable, term and can be revoked for, among other things, a breach of any of the principal obligations listed above and insolvency of the licensee.

Our status

The Liberalisation Law grants us the right to acquire a blanket licence to supply both Eligible and Non-Eligible Customers. Our Distribution business unit carries out this licensed activity.

Eligible Customers

As contemplated by the Electricity Directive, the Liberalisation Law distinguishes between Eligible and Non-Eligible Customers. It provides that Eligible Customers are all customers consuming more than 100 GWh a year and others defined in Decisions of the Minister of Development, on the RAE's recommendation. The Liberalisation Law provides that the percentage of Eligible Customers must represent a percentage of power consumption equal to the percentage of the electricity market liberalisation determined each time by the European Commission. A Decision of the Minister of Development dated 9th January, 2001 defines Eligible Customers, with effect from 19th February, 2001, as all high- or medium-voltage electricity users together representing 34% of the electricity market by consumption, which exceeds the current requirements of the European Commission.

Eligible Customers are entitled to purchase electricity from the supplier of their choice on the basis of commercial contracts agreed between the customer and the supplier. All dealings between licensed suppliers and Eligible Customers are set out in the Supply Code Edition One. The principal provisions of this code are that:

- All licensed suppliers must publish, within two months of their licence being issued, details of their standard terms;
- Certain terms are automatically implied into supply contracts between suppliers and Eligible Customers and cannot be excluded or overridden;
- There are special provisions in relation to any supplier that supplies more than 40% of the Eligible Customers, by volume of demand, defined as a Major Supplier;
- We were obliged to send to all Eligible Customers within two months of the code coming into effect details of our tariffs and principles by which we set our contract prices; and
- For as long as we have at least 70%, by volume of demand, of the Eligible Customer market we must offer terms for supply to any Eligible Customer who requests this and we may only offer terms, including contract prices, that have been approved by the Minister of Development.

The Liberalisation Law also obliges us to supply any Eligible Customer previously supplied by another supplier, which may require further generating capacity. In effect, as with Non-Eligible Customers, we are required to act as a supplier of last resort. In charging for this supply we may include an element compensating us for the additional costs arising from the fact that the customer was previously supplied by another entity.

Non-Eligible Customers

Non-Eligible Customers are principally residential consumers and small and medium-sized businesses connected to the low-voltage network. All consumers on the autonomous islands are also Non-Eligible Customers. We have the exclusive right and obligation to supply electricity to Non-Eligible Customers. The terms, including tariffs, on which we provide this supply are regulated by the Supply Code Edition Two (the detailed annexes of which are not yet published).

Public Service Obligations

As the incumbent electricity provider in Greece, we must carry out certain public service obligations, including:

- Charging customers on the autonomous islands electricity tariffs that are the same as the electricity tariffs we are entitled to charge to Non-Eligible Customers on the interconnected system, although these tariffs do not cover the average cost of generation on the autonomous islands;
- Providing electricity to certain customers at a discount, including agricultural customers, municipalities, large families, earthquake victims and small newspaper publishers. Consequently, the price charged to these customers does not allow us to recover our costs of generation; and
- Irrigation obligations, which require us to release water from our hydroelectric station, thereby generating electricity at times of the day that may not be the most economical for us.

Under the Liberalisation Law, a special account established by the RAE and administered by the HTSO will provide limited compensation for the provision of public service obligations, from which the HTSO will make payments to all entities within the Greek electricity industry responsible for meeting public service obligations. We will only receive compensation from this account, as administered by the HTSO, to the extent there are competitors and only in proportion to our public service obligations compared with the public service obligations of our competitors. We do not expect the full cost of our public service obligations to be covered by compensation provided by this account or through passing the relevant cost to the customers through the tariffs, even if approved by the European Union. The Minister of National Economy has indicated the Hellenic Republic's intention to compensate us for some of the costs related to public service obligations in an amount of GRD 55 billion (€ 161 million)

per year. The first of these payments is scheduled to take place in 2002 and the payments will cease in 2004 or earlier if an alternative mechanism for compensation is put into place. These payments are subject to compliance by the Hellenic Republic with Greek and European Union law.

Customer tariffs for electricity

The tariff our Distribution business unit charges to Non-Eligible Customers in carrying out our supply business is expected to comprise the following elements:

- A charge where we pass through the high-voltage use of system charge (described below) imposed on us as a supplier through the Transmission Use of System Agreement, except in the case of customers in the autonomous islands;
- A charge where we pass through the medium- and low-voltage use of system charges (described below) imposed on us as a supplier, assuming the customer is connected to either the medium voltage or the low voltage network;
- A charge for the cost to us of purchasing the energy supplied which may represent the sums charged to us for the purchase of energy from third party generators but in practice will be the transfer pricing costs levied by our Generation business unit;
- Administration costs;
- Ancillary services;
- A pro rata share of the charge levied on us as a supplier through the Uplift mechanism in respect of certain Public Service Obligations; and
- A profit element.

For so long as we supply at least 70% of the Eligible Customer market, the Ministry of Development will continue to set the maximum tariff that we may charge to Eligible Customers.

High-voltage use of system charge

The price charged for using the interconnected transmission system is charged by the HTSO to us both as a generator and as a supplier through the Transmission Use of System Agreements. The total payments made by the HTSO to us in our capacity as owner of the interconnected transmission system under the Transmission Control Agreement and to any other third parties for the maintenance and development of the interconnected transmission system are allocated as to 30% to all generators and as to 70% to all licensed suppliers. The portion allocated to generators is further allocated to each individual generator on the basis of its geographical location and volume of generation. The portion allocated to suppliers is further allocated to each supplier pro rata to the demand of its customers, ignoring any customers on the autonomous islands.

Medium- and low-voltage use of system charges

As owner and operator of the distribution network, we will charge all suppliers a regulated tariff for use of the distribution network. It is approved by the RAE and includes allowances for our operating costs, depreciation costs and return on capital. It also includes economic incentives for us to meet certain reliability and quality targets.

Transmission Control Agreement charges

The fee paid to our Transmission business unit under the Transmission Control Agreement takes into account our operating and depreciation costs. It also allows us an agreed rate of return on capital and includes an economic incentive to achieve certain performance levels.

System operation and trading

System operations and trading mechanisms are set out in the Power Exchange Code and the Grid Code, and generally provide for the trade of electricity in the interconnected system.

Scheduling and despatch

Since it is not possible to store electricity, the volume of generation at any time must match the volume of demand at that time to avoid brownouts or blackouts. The process of instructing generating plants to begin, increase, decrease or cease generation on a real time basis is known as despatch. The

process of determining in advance which generating plants are likely to run is known as scheduling. In the Greek electricity market, the HTSO is responsible for both scheduling and despatch in accordance with the provisions of the Grid Code.

Day-ahead scheduling

Despatch takes place on an hourly basis, with each hour in a day being termed a Despatch Hour. On each day the HTSO is required to publish by 11:00 a.m. a forecast of demand across the whole interconnected transmission system for each Despatch Hour in the next day. By 12:00 noon on that day each generator is required to make a declaration to the HTSO of its operational availability in each Despatch Hour in the next day.

Actual despatch

On a real-time basis, the HTSO issues despatch instructions to generating units to begin, increase, decrease or cease generation and provide ancillary services, with the overall aim of matching generation to demand whilst maintaining adequate reserve capacity, system stability and the quality of supply. In choosing which generating units to despatch, the HTSO is also subject to requirements in the Liberalisation Law to prioritise generation from renewable and indigenous sources.

System trading arrangements

All electricity imported on to the interconnected transmission system is sold by generators and purchased by purchasers. Since any supplier must own sufficient generating capacity to match its generating capacity, it is likely that in most cases the volume exported by an entity as a supplier will match the volume imported by it as a generator. Any imbalances which do arise are settled by the HTSO in accordance with the Power Exchange Code.

All licensed suppliers and licensed generators must, under the terms of their licence, comply with the Power Exchange Code. The HTSO is also subject to the provisions of the Code, as are we in our capacities as owner and operator of the distribution network and owner of the interconnected transmission system. Generators or suppliers who are exempt from the requirement to have a licence are represented in the system trading arrangements by a special representative appointed by the HTSO.

As part of these system trading arrangements, the HTSO will operate a trading account known as the Uplift Account to which it will allocate a number of costs and benefits arising from the trading arrangements.

Pursuant to the Power Exchange Code, the Uplift will consist of the following subaccounts:

- Ancillary services account;
- Account for HTSO's administrative costs;
- Net interconnection cost account;
- Account for the generation units using domestic sources of primary energy up to 15% of the total amount of the primary energy necessary for the generation of electricity consumed in Greece during the course of one calendar year;
- Account for generation units with use of renewable resources and co-generation units;
- Account for constrained-on and constrained-off payments;
- Account for losses controls; and
- Account for additional charges.

The balance on this account is charged to all suppliers.

Renewable Generators and co-generators in the interconnected system

The Liberalisation Law requires the HTSO to purchase the energy generated by Renewable Generators and co-generators producing from renewable resources who are connected to the

interconnected system under 10-year renewable power purchase contracts. We will transfer to the HTSO the 68 contracts we had in place with Renewable Generators and relevant co-generators as at 30th September, 2001.

Through the HTSO, the Renewable Generators receive payment for their generation, priced at the marginal cost of generation. However, the Liberalisation Law sets a capped tariff payable to the Renewable Generators under the power purchase contracts. To the extent that this tariff exceeds the marginal cost of generation price the HTSO will be paying more than it is charging suppliers for this generation. It recovers this shortfall through a special sub-account of the Uplift Account. This is a public service obligation imposed on the HTSO to encourage generation from renewable resources which might not otherwise be economic. The cost of this is passed on to suppliers and ultimately to customers.

Autonomous islands

On the autonomous islands, all of which fall within the Distribution business unit, we remain the monopoly supplier and are the exclusive owner and operator of the distribution network, which, in the case of Crete, Rhodes and Lesvos, includes a limited high voltage network. The autonomous islands are the subject of a separate regulatory regime, which is described in this section.

Generation

As operator of the distribution network we prepare, subject to approval from the RAE, a forecast of the demand for generating capacity. If this forecast indicates a need for new capacity the Minister of Development may issue an invitation for bids to construct such capacity. In the event that this process still results in insufficient generating capacity on these islands, or is unsuccessful, the Minister of Development is entitled to grant a generation licence to us to ensure continuous electricity supply.

As operator of the distribution network we manage the despatch of generation on each autonomous island on the terms to be set out in the Network Code once it is published.

There are similar provisions in relation to Renewable Generators as for the interconnected system. On the autonomous islands we, as operator of the distribution network, take on the HTSO's role in entering into 10-year contracts with all Renewable Generators. A capped electricity tariff, pursuant to the Liberalisation Law, applies and we are compensated for any shortfall between our payments under these contracts and the price we receive for the generation by a payment from the HTSO. The HTSO charges this payment to the Special sub-account of the Uplift Account. In addition we, as operator of the distribution network, must buy all energy generated by Renewable Generators in the autonomous islands and as a result must pay for whatever level of generation a Renewable Generator procedures.

Distribution

All the lines on the autonomous islands, notwithstanding that some lines on Crete, Rhodes and Lesvos are high voltage, form part of the distribution network. Consequently we have the exclusive right to own, operate and exploit this network and will do so in accordance with the Network Code.

Supply

Pursuant to the Liberalisation Law, we will hold an exclusive supply licence for the autonomous islands. All customers on the autonomous islands are Non-Eligible Customers and therefore we supply them on the basis described in "Supply—Non-Eligible Customers" above.

MANAGEMENT

Directors and Management

Our board of directors is the supreme administrative body of the Company and is ultimately responsible for the overall management of the Company. The Chief Executive Officer is elected by the general assembly of shareholders for a term of three years and is our highest executive officer, responsible for day to day supervision of the operations of the company. The board of directors develops our strategy and business development, supervises and controls the management of our property by our General Managers and approves, on the recommendation of our Chief Executive Officer, our business plan and strategy and their implementation on an annual basis. The board may, following a recommendation of the Chief Executive Officer, delegate the exercise of part of its responsibilities (except for those responsibilities that by Greek law or our articles of incorporation may only be exercised by the board of directors), including the day-to-day management of the Company or its representation, to the Chairman, the Chief Executive Officer or one or more members of the board, the executive committee, the General Managers or our employees. Day to day management of the Company has been delegated to the Chief Executive Officer and to the six General Managers. The Chief Executive Officer reports to our board and may, pursuant to our articles of incorporation, submit his proposals for achieving the Company's objectives, as set out in our strategy and business plan, to the board of directors. His primary responsibility is overseeing our business units and other departments, and co-ordinating their actions. In addition, our Chief Executive Officer may decide on the Company's entry into transactions with a value determined each time by a decision of the board of directors, but in no case exceeding GRD 100 million (€ 0.3 million). The Chief Executive Officer together with the six General Managers form the executive committee, which decides all matters delegated to it by the board of directors.

Our board of directors has the power to take all actions consistent with the corporate purpose described in our articles of incorporation, except for actions that by law or under our articles of incorporation may only be taken by our shareholders at the general assembly. Our board consists of 11 members. Six members of our board (including the Chief Executive Officer) are elected by the general assembly of shareholders (in which the minority shareholders who voted in the special assembly for the election of the minority shareholders' representatives cannot participate) as provided by our articles of incorporation. Two members of our board are elected as representatives of the minority shareholders by a special assembly of minority shareholders, excluding the Hellenic Republic as a majority shareholder. Two members of our board are elected by our employees as their representatives under the supervision of an election committee formed by the labour unions. Finally, one member of our board is nominated by the Greek Economic and Social Committee and appointed by a decision of the Minister of Development. Members of the board are elected or formally appointed, as the case may be, for a term of three years. Members are eligible for re-election or re-appointment. Currently, we have no minority shareholders and therefore there are no members of the board elected by minority shareholders. In accordance with our articles of incorporation, we will convene a special assembly of minority shareholders within two months of the date of listing our shares on the ASE to elect two directors. Upon the election of those two directors, two of the eight members of our board of directors previously elected by the general assembly of shareholders will resign.

The quorum for our board meetings is a majority of members of the board. Resolutions are adopted by a majority of votes of those present. The board meets at least once per month upon the call of the Chairman. A board meeting must also be called upon the request of four members of the board.

The current composition of the board of directors is as follows:

Name	Position	Date initially appointed	Date current term expires
Demetrios Papoulias	Chairman	5th June, 2000	8th January, 2004
Stergios Nezis	Chief Executive Officer and Managing Director	5th June, 2000	8th January, 2004
Vassilios Avramidis	Member (representative of the employees)	5th June, 2000	4th June, 2003
Nikolaos Agelakis	Member	5th June, 2000	8th January, 2004
Eleftherios Vouyoukas . .	Member	5th June, 2000	8th January, 2004
Dimitrios Kyriazis	Member	5th June, 2000	8th January, 2004
Athanassios Matsaridis . .	Member (representative of the employees)	5th June, 2000	4th June, 2003
Maria Souani	Member (representative of the employees)	5th June, 2000	4th June, 2003
Platon Tinios	Member	5th June, 2000	8th January, 2004
Vassilios Trapezanoglou . .	Member	5th June, 2000	8th January, 2004
Helen Tsamadou	Member	5th June, 2000	8th January, 2004

The members of our current board of directors have been appointed by Ministerial decision on 5th June, 2000. According to the presidential decree relating to the transformation of PPC into a *société anonyme*, the term of the members of our current board, except for the employees' representatives, was fixed for three years from the date of the general assembly of shareholders approving their appointment, or until 8th January, 2004. For this first term of service in the board of the *société anonyme*, our current employees' representatives on the board of directors were appointed until the expiration of their original term (prior to the transformation into a *société anonyme*), or until 4th June, 2003.

Demetrios Papoulias, Chairman. Dr. Papoulias, 62, is Chairman of our board of directors. He has served as Chairman of the Board of the Hellenic Telecommunications Organisation (OTE) from 1996 to 1998, as Deputy Governor of the Hellenic Bank of Industrial Development (ETBA) from 1993 to 1995 and as Secretary General for the Public Sector at the Ministry of National Economy of Greece from 1995 to 1997. Dr. Papoulias is a professor at the Department of Economic Sciences of the University of Athens, where he teaches Strategic Management and Operational Research. He holds a PhD from Oxford University, United Kingdom.

Stergios Nezis, Chief Executive Officer. Mr. Nezis, 58, is our Chief Executive Officer and Managing Director. He is also Chairman of PPC Renewables S.A. since June 2000. He has served as Managing Director of APCO S.A. (today MORNOS S.A.) from 1981 to 1984. He has served as Managing Director and General Manager of Phosphoric Fertilizers Industry S.A. from 1984 to 1989. During the same period, he was a member of the board of directors of the Commercial Bank of Greece. Between 1989 and 2000, he was the Managing Director and General Manager of SCA Hygiene Products S.A., the subsidiary of the Swedish multinational SCA, responsible for Greece, Cyprus and the Balkans. Mr. Nezis holds a degree in Chemical Engineering from the National Technical University of Athens and a Master in Business Administration from the Athens University of Economics. He is a member of the Technical Chamber of Greece, the Hellenic Management Association, the Hellenic Association of Chief Executive Officers and a member of the board of the General Council of Federation of the Greek Industries.

Vassilios Avramidis, Director. Mr. Avramidis, 51, is a member of our board of directors as one of our employees' representatives. He has been an employee in our company since 1979 on the technical staff in the Lignite Centre of Western Macedonia. He has previously worked in the private sector as an engineer. From 1994 to 2000, he also served as President of the Labour Centre of Ptolemais, Eordea and has been a member of the General Council of the General Federation of Greek employees (GSEE).

Nikolaos Agelakis, Director. Mr. Agelakis, 72, has been a member of the board of directors of PPC since November 1993. Between 1993 and June 2000, he was Deputy President of our board. He has also served as Deputy President of the Central Law Preparation Committee from 1993 until 1997. Mr. Agelakis joined our company after a long career in the judicial sector where he served from May 1959 until 1991. In 1991, he retired holding the position of the Judge of the Supreme Court. Prior to that, he was a lawyer for four years. Mr. Agelakis holds a degree in Law from the University of Law in Thessaloniki.

Eleftherios Vouyoukas, Director. Mr. Vouyoukas, 45, is an economist specialising in international energy issues. Since 1996, he has worked as a consultant mainly for international organisations. Prior to 1996, he was head of the Economic Analysis Division at the OECD where he had worked since 1990. He has also worked as a senior economist at the Corporate Planning Department of BP plc between 1986 and 1990. Mr. Vouyoukas has studied Economics and Econometrics at the Universities of Essex and Southampton in the United Kingdom and at Queen's University in Canada.

Dimitrios Kyriazis, Director. Mr. Kyriazis, 78, is a former President of the Federation of Greek Industries and has been a member of the board of directors of PPC since 1996. He is currently a member of the board of directors of a number of Greek companies, such as EYDAP, ESHA, PAKO. Mr. Kyriazis is a civil engineer, and has spent more than 40 years as Chief Executive Officer of various manufacturing companies. He has also been an officer or member of the board of OTE, TITAN Cement and DEXION (Germany). He has served three times as President of the Federation of Greek Industries, and was Secretary General of the Ministry of Public Works, President of Hellenic Management Association, President of the Institute of Geological and Mining Research, Vice President of the Foundation of Economic & Industrial Research (IOBE), and member of the Board of Governors of the Bank of Greece. He is a Fellow of the British Institute of Management and holds the position of Vice President of the Greek Economic and Social Committee.

Athanassios Matsaridis, Director. Mr. Matsaridis, 51, is a member of our board of directors as one of our employees' representatives. He has been an employee in our company since 1975. In 1988, he was elected as a member of the Executive Committee of GENOP. In 1997, he was elected as General Secretary of GENOP. A year later, he was elected as the prefecture governor in the Prefecture of Kozani, Northern Greece. In 1999, Mr. Matsaridis got re-elected as General Secretary of GENOP.

Maria Souani, Director. Mrs. Souani, 35, is a member of our board of directors as one of our employees' representatives. She has been working in the Administration department of our company since 1987. She is a member of GENOP and GSEE.

Platon Tinios, Director. Dr. Tinios, 45, is an economist. He is a special advisor to the Prime Minister of Greece. He studied Economics at the Universities of Cambridge and Oxford in the United Kingdom and holds a PhD from Cambridge. After teaching economics at Oxford, he worked as an economic adviser at the Ministries of National Economy, and Industry, Energy and Technology. His areas of responsibility were public enterprise policy, technology, energy policy and the economics of social policy. He has served as Greek representative on a number of European Union committees. Dr. Tinios is the author of research papers and books on pensions and social security reform.

Vassilios Trapezanoglou, Director. Mr. Trapezanoglou, 54, is a General Manager at Piraeus Bank. He has studied Mathematics in Thessaloniki, Applied Informatics in Grenoble, France and Regional Development in Athens. He joined Piraeus Bank in 1998 and was responsible for the Information Technology, Organisation and Electronic Channels division of Piraeus Bank up to April 2001. Since April 2001, he is responsible for the division of retail banking products, electronic distribution channels, marketing and communication. From 1975 to 1998, he was IT Manager in Hellenic Aspropyrgos Refineries (1975-1981), IT and Organisation director of Motor Oil Hellas (1981-1991) and IT Director at Xiosbank (1992-1998). He has participated in several technical committees and councils. He was a member of the board of Greek Computer Society (Association of Computer Scientists) from 1977 to 1986 and President from 1983 to 1986. He is a member of the Executive Jury, created by the European Union and the Confederation of European Academies of Engineers, which awards annual European IT prizes (ITEA).

Helen Tsamadou, Director. Mrs. Tsamadou, 63, is an honorary lawyer. She is a member of our board of directors since June 2000. Mrs. Tsamadou was Manager at the legal division of the National Bank of Greece until February 2000 and has participated in a number of international transactions, privatisation projects and international offerings involving the National Bank of Greece, the Hellenic Telecommunications Organisation, Hellenic Petroleum, Duty Free Shops, Hellenic Finance bond issues and Hellenic Republic privatisation certificates. Mrs. Tsamadou is a graduate of the National and Kapodistrian University of Athens, Law School and the American University, Washington College of Law (LLM). She was an advisor to the Minister of Development and at present is an advisor to the Minister of Finance on legal matters.

The business address of each of the members of the board of directors is 30 Chalkokondyli Street, Athens 10432. For the year ended 31st December, 2000, we paid the members of our board of directors aggregate remuneration and other benefits in kind of approximately GRD 166 million (€ 0.5 million).

The six General Managers in charge of the operations at each of our business units report to the Chief Executive Officer. The Chief Executive Officer and the General Managers comprise our executive committee. The General Managers are appointed by the board of directors for five year terms of office which may be renewed. The Chief Executive Officer is subject to a management contract with the Company, represented by the Chairman, which sets out the business targets the Chief Executive Officer undertakes to achieve during his term, the means by which such targets may be achieved, and the conditions under which he may be entitled to additional remuneration. The scope of the General Managers' duties is determined by resolution of our board of directors, upon a recommendation of the Chief Executive Officer. The General Managers are responsible for their respective business units or departments.

Our executive committee is responsible for the co-ordination and efficient operation of our business, our administration, the performance of each business unit, the implementation of board of directors' decisions and the procurement and awards of projects with a value below GRD 1 billion (€ 2.9 million) and which are not considered to need the board of directors' approval.

The current composition of the executive committee is as follows:

Name	Position	Date initially appointed	Year current term expires
Stergios Nezis	Chief Executive Officer	5th June, 2000	2004
Gregoris Anastasiadis	Chief Financial Officer	1st November, 2000	2005
Konstantinos Kavouridis	General Manager of the Mining business unit	7th September, 2000	2005
Konstantinos Vassiliadis	General Manager of the Transmission business unit	1st October, 2000	2005
Konstantinos Panetas	General Manager of the Generation business unit	7th September, 2000	2005
Nikolaos Gagaoudakis	General Manager of the Distribution business unit	7th September, 2000	2005
Georgios Manolopoulos	General Manager of Human Resources	7th September, 2000	2005

Gregorios Anastasiadis, Chief Financial Officer. Mr. Anastasiadis, 53, became PPC's Chief Financial Officer in November 2000. Prior to his current position, he was the Chief Financial Officer of Panafon Telecommunication S.A. since 1993. Mr. Anastasiadis has a degree in Economics from the Athens University of Economics and Business.

Konstantinos Kavouridis, General Manager of the Mining business unit. Mr. Kavouridis, 51, has been the General Manager of our Mining business unit since September 2000. He is a mining engineer with a PhD in Mining and Mineral Technology from Imperial College University of London. Since 1989, he has been appointed as Associate Professor in the Technical University of Crete. Mr. Kavouridis has co-operated with private mines as production manager as well as with IGME, the Greek Institute of geological and mineral exploration. He has more than 20 years' experience in the lignite industry and has held different senior management positions within our company. During the period of 1994-2000,

he was the director of Ptolemais-Amynteon Lignite Centre. Dr. Kavouridis is a member of the Executive Committee of CECSO, the European Association of Solid Fuels, the Coal Preparation Experts Committee of ECSC (European Coal and Steel Community), and the General Department of Energy and Transport of the European Commission. He also represents our company in DEBRIV, a German association of the lignite industry.

Konstantinos M. Vassiliadis, General Manager of the Transmission business unit. Mr. Vassiliadis, 51, has been the General Manager of the Transmission business unit since October 2000. Prior to this assignment he had been, since July 1997, Managing Director and Chief Executive Officer of Electric Railways Athens Piraeus SA, which is the owner and operator of Athens Metro Line 1. In August 1996, Mr. Vassiliadis became the first director of operations of Attiko Metro SA, and from this position, he initiated the setting up of the operation of the new Athens Metro Lines 2 and 3. He has spent a major part of his professional career in the design and construction of Lines 2 and 3 of the Athens Metro, having worked both for the initial design team (1985-1991) and later (1992-1994) for the Olympic Metro Consortium. Mr. Vassiliadis holds a degree in Electrical and Mechanical Engineering from the National Technical University of Athens and a Master from University of London.

Konstantinos Panetas, General Manager of the Generation business unit. Mr. Panetas, 54, has been the General Manager of the Generation business unit since September 2000. Prior to his current position, Mr. Panetas was the General Manager of PPC Distribution for seven years. Since joining our company in 1972, Mr. Panetas has served in various management positions and has represented our company in international conferences and associations in numerous occasions. Mr. Panetas has also been a member of the board of directors of DEPA since 1996. Mr. Panetas holds a degree in Electrical and Mechanical Engineering from the National Technical University of Athens.

Nikolaos Gagaoudakis, General Manager of the Distribution business unit. Mr. Gagaoudakis, 56, has more than 30 years' experience in the electricity industry dealing primarily with transmission system projects. He has held different senior management positions in our company. Mr. Gagaoudakis holds an Engineering degree from the National Technical University of Athens.

Georgios Manolopoulos, General Manager for Human Resources and Organisation. Mr. Manolopoulos, 63, is the General Manager for Human Resources and Organisation since September 2000. From March 1995 to September 2000, he served as assistant General Manager of Administration. He has been employed in our company since 1966 in various positions. Mr. Manolopoulos holds a degree in Business Science from the Athens University of Economics and Business and a degree in Political Science from Panteion University of Social and Political Sciences.

The business address for each of the members of the executive committee is 30 Chalkokondyli Street, Athens 10432.

Compensation

The aggregate compensation of all members of our board of directors, of our executive committee and our executive officers listed above (or persons who have left or been replaced during 2000) paid or accrued, excluding social security contributions, for the 12 months ended 31st December, 2000 was approximately GRD 342 million (€ 1.0 million). The aggregate amount paid or accrued for social security contributions for the 12 months ended 31st December, 2000 was GRD 39.9 million (€ 0.1 million).

Interest of management in certain transactions

None of our directors, including any connected person of a director, has an interest in our share capital together with any options in respect of such capital, the existence of which is known to or could with reasonable diligence be ascertained by any director. Our directors and executive officers may purchase shares in the employee offering. We do not have a share option scheme for our directors or other employees.

No director has any interest in a transaction entered into by us or any of our subsidiaries which is or was unusual in its nature or conditions or significant as it relates to us and our subsidiaries as a whole and which was effected during the current or immediately preceding financial year or was effected during an earlier financial year and remains in any respect outstanding or unperformed.

No director has been granted by us or any of our subsidiaries a loan or any guarantee for his benefit.

RELATIONSHIP WITH THE SELLING SHAREHOLDER

Shareholding

The Hellenic Republic currently owns all of our outstanding shares. Following the combined offering, the Hellenic Republic will own approximately 85% (or approximately 84% assuming no return transfer of shares pursuant to the over-allotment option) of our share capital. Pursuant to the Liberalisation Law, the Hellenic Republic's participation in our share capital may not be less than 51% of the voting shares in existence at any time. This requirement can only be changed by further legislation.

The Hellenic Republic

The Minister of Finance oversees the Hellenic Republic's shareholding in our company. The Minister of Development has overall governmental responsibility for the Greek electricity sector, including responsibility for regulation of our company. You should read "Regulation of the Greek Electricity Sector" for a more detailed discussion.

The Hellenic Republic recognises the distinction between its role as shareholder and its role as regulator. In accordance with our articles of incorporation, the Hellenic Republic can only exercise its decision-making power as a shareholder at our general assembly of shareholders. The Hellenic Republic currently elects six out of the 11 members of our board, including the Chief Executive Officer. After the combined offering, it will continue to elect six out of the 11 members of our board.

Our articles of incorporation allow decisions submitted for a vote to the shareholders to be determined by a majority of votes cast at a general assembly of shareholders. The Hellenic Republic's holding of the shares following the combined offering will still allow the Hellenic Republic to continue to have majority influence over decisions relating to matters submitted for a vote of the shareholders of the Company. You should read "Risk Factors—The Hellenic Republic has had, and may continue to have, a significant impact on our operations" for a more detailed discussion.

The Hellenic Republic as Purchaser of Services

The commercial relationship between our company, as supplier of electricity, the Hellenic Republic and state-owned companies, as customers, is conducted on a normal arm's-length customer and supplier basis, although concerns may be raised regarding delays in the payment of debts to us by various public entities. We have, however, obligations under some non-commercial contracts we entered into in the past. For example, arrangements with our two largest corporate customers, Aluminium and Larco, were not entered into on commercial terms but rather on terms consistent with Greek government policies. We also deal with the various departments and agencies of the Hellenic Republic as separate customers, and the provision of services to any one department or agency does not constitute a material part of our revenue.

In the ordinary course of our business, we enter into agreements with entities owned or controlled by the Hellenic Republic. The most significant agreements are summarised below:

Agreement with Larco

On 5th June, 1992, we entered into a contract with Larco for the supply of electricity. We sell electricity to Larco at a discount which, however, is determined by movements in an index for world aluminium prices, as required by Law 2637/1995 and a subsequent decision of the Ministry of Development which sets electricity tariffs until 31st December, 2002. Larco became insolvent and was restructured in 1989. As part of this restructuring, we were required to write off debts Larco owed to us in exchange for shares in Larco. As a result, we currently own approximately 28.6% of Larco following the restructuring.

Agreement with ELPE

On 12th September, 1997, we signed an agreement with DEP S.A., (renamed as ELPE in 1998) and Refinery of Thessaloniki S.A. for the purchase of liquid fuel. The contract expired on 31st August, 2001 and was renewed until 31st December, 2002.

Prices for delivery of the liquid fuel are determined on a weekly basis and are based on an average of the high prices of the relevant liquid fuel for the preceding week, as published in Platt's Oilgram Marketscan.

Agreement with DEPA

In June 1994, we entered into a contract with DEPA to purchase a total of 1.8 billion cubic metres per year of natural gas. The contract will terminate on 31st December, 2016 and can be extended up to 31st December, 2020, under the same terms and conditions, provided that either DEPA's contract with the Russian natural gas supplier Sojuzgazexport expiring on 31st December, 2016 is renewed under the same terms and conditions, or DEPA has found another supplier of natural gas under the same terms and conditions. Pursuant to the terms of our gas purchase contract with DEPA, we are subject to a minimum "take-or-pay" obligation, under which we commit to pay for a minimum amount of gas irrespective of actual consumption. This "take-or-pay" obligation provides for a four year clearance period. To date, we have exceeded our contractual annual "take-or-pay" gas purchase obligations and expect to continue meeting our annual obligation.

Pursuant to the terms of this contract, we are also entitled to the most competitive natural gas price offered by DEPA for the purposes of electricity generation. Prices are determined by a formula which takes into account market prices of heavy fuel oil, gas oil and certain types of crude oil. As part of the contract, DEPA is required to remit part of its profits to us if DEPA's net profits exceed 8% of its total revenue.

Gas prices for each quarter are fixed on the basis of the average for the prior six months from the start of the quarter.

In addition, Law 2593/1998 gives the Ministry of Development the right to grant us the option to purchase from the Hellenic Republic all or part of DEPA's shares. Should we be granted this option and decide to exercise it, we would hold 65% of DEPA's share capital, subject to ELPE exercising its right of first refusal.

Settlement of debts owed to us by other state-owned companies

In the past, the Hellenic Republic has issued bonds to us for a total of approximately GRD 37.5 billion (€ 110.0 million), maturing during 1998 to 2002 in settlement of bills owed to us by certain state-owned companies. The balance outstanding as at 30th June, 2001 was approximately GRD 13.5 billion (€ 39.6 million), of which GRD 7.4 billion (€ 21.7 million) of the bonds were sold to banks for short-term borrowings pursuant to repurchase agreements.

The Hellenic Republic as Sovereign

We are subject to the regulatory authority of the Minister of Development and the RAE.

The Liberalisation Law provides that certain expenses that we incur in providing public service obligations such as provision of electricity on the autonomous islands at the same electricity tariffs as in the interconnected system and provision of water from our hydroelectric stations for irrigation purposes will be partly compensated through the Uplift and through tariffs. You should read "Our Business—Generation" and "Regulation of the Greek Electricity Sector" for a more detailed discussion of compensation of our public service obligations.

Indebtedness Guaranteed by the Hellenic Republic

In the normal course of our business, we have entered into a number of loan agreements with the European Investment Bank. As at 30th June, 2001, we had 44 loan agreements with the European Investment Bank. The Hellenic Republic has guaranteed our principal and interest payment obligations under these agreements. In exchange, we pay to the Hellenic Republic a commission in the range of 0.40% to 1% on the outstanding balance of the loans guaranteed. The total principal amount guaranteed as at 30th June, 2001 was GRD 260 billion (€ 763.0 million).

Privatisation Certificates

The Hellenic Republic has issued two series of privatisation certificates exchangeable, at the option of the holders, for shares in companies offered for sale by the Hellenic Republic in privatisation offerings. The first series of privatisation certificates was issued in 1998 for € 500 million and will mature on 9th October, 2003. The second series of privatisation certificates was issued in October 2001 for € 1.7 billion and will mature on 4th October, 2004. The terms of the privatisation certificates provide their holders with a right to exchange certificates for shares at a 5% discount in future privatisation offerings by the Hellenic Republic. Holders of privatisation certificates were entitled to preferential allocation over 64% of the shares to be sold by the Hellenic Republic in the combined offering. To the extent that holders of privatisation certificates did not exercise their right to exchange their certificates for our shares, the shares have been made available in the combined offering.

THE ATHENS STOCK EXCHANGE AND SETTLEMENT

General

The ASE commenced operations in 1880 to trade Greek government bonds and shares of the National Bank of Greece. Four years later, the ASE officially opened as an exchange following the election of its first board of directors. The ASE created a new market, known as the parallel market, in 1988 to help smaller and newly established companies issue shares to the public. Historically, these companies were unable to meet the stricter listing criteria of the main market. In 2000, the ASE created the New Stock Market ("NEHA") for the listing of the shares of small and medium capitalisation innovative companies with potential for rapid growth.

The ASE has operated continuously since 1880 and recently established a number of subsidiaries, including the Thessaloniki Stock Exchange Centre, whose purposes are the facilitation of the listing on the parallel market of companies operating in Northern Greece and the trading, through the ASE trading system, by investors residing in Northern Greece. Additionally, the ASE has established the Systems, Development and Support House of the Capital Markets and the Capital Market Training Centre, the purposes of which are the proposal of measures for modernising and enhancing capital markets in Greece and the provision of educational support to persons involved in capital market activities, respectively. In 1995, the ASE's corporate status was transformed into a company limited by shares (a *"société anonyme"*). Although the ASE is controlled by the Hellenic Republic, a large tranche of its shares was sold to banks and securities firms in 1998, reducing the Hellenic Republic's interest to 47.68%. Today, all the shares in the ASE are held by a company under the trade name "Greek Stock Exchanges Holdings Société Anonyme", which was formed on 29th March, 2000. All the shareholders of ASE, prior to its acquisition by Greek Stock Exchanges Holdings Société Anonyme, are now shareholders in the latter. Greek Stock Exchanges Holdings Société Anonyme has a share capital of GRD 86 billion (€ 252.4 million).

As at 30th June, 2001, 347 companies had shares listed on the Main and Parallel Markets of the ASE (240 and 107 companies, respectively) and one company had shares listed on the New Stock Market, with an aggregate market capitalisation of GRD 37.5 trillion (€ 110.1 billion).

The ASE is one of the two stock exchanges operating in Greece, the other being the Athens Derivatives Exchange. The Greek capital markets and the ASE in particular are regulated under a series of laws and regulations issued by the Ministry of Finance, the Capital Markets Commission ("CMC"), and the board of directors of the ASE. On 31st May, 2001, the ASE was upgraded by the Morgan Stanley Composite Index from an emerging to a developed market status.

Membership of the ASE

All transactions through the ASE may only be carried out by brokers that are members of the ASE. Membership of the ASE is subject to the licensing requirements of the CMC. Brokerage firms that are members of the ASE must appoint at least one official representative authorised to conduct ASE transactions. The CMC generally approves such appointment, provided the representative fulfils certain qualifications required by law and pass an examination set by the CMC.

As at 30th June, 2001, the ASE had 90 members, the vast majority of which were brokerage firms. The minimum capital requirement in order to qualify as an ASE member is GRD 200 million (€ 0.6 million). ASE members may engage in transactions on the trading floor on behalf of their clients or on their own behalf. Brokerage firms with a share capital in excess of GRD 1 billion (€ 2.9 million) are also permitted to provide underwriting services on behalf of an issuing company for new issuances of shares on the ASE. Pursuant to the EU Investment Services Directive, which was implemented in Greece in April 1996 pursuant to Law 2396/1996, investment services may only be provided in Greece by "Investment Services companies" with a minimum share capital of GRD 200 million (€ 0.6 million), or GRD 1 billion (€ 2.9 million) if engaging in underwriting, that have received an appropriate operating licence from the CMC. Investment services within the scope of the Directive include the receipt and transfer of orders from investors to effect stock exchange transactions, the execution of such orders (or engagement in transactions on the trading floor on behalf of client-investors) and the underwriting, in total or in part, of an issue of securities. Effecting transactions on the ASE is also subject to the granting of membership to an Investment Services company by the ASE. Since 1st January, 2000

credit institutions have been entitled to become members of the ASE. "Orders Companies" are companies that are only allowed to receive and transfer their clients' orders to Investment Services companies, and are prohibited from engaging in transactions on the trading floor on their clients' behalves or from acting as a custodian for their clients' shares. The receipt and transfer of shares by Orders Companies are governed by Law 2396/1996 as well as the CMC.

Stock Market Indices

The most commonly followed index in Greece is the ASE Composite Index, a market capitalisation index which tracks the price movement in the shares of 59 leading Greek companies.

The following table sets out the movement of the ASE Composite index. The highs and lows are for the periods indicated and the close is on the last trading day of the period.

Year	High	Low	Close
1997	1,794.1	954.5	1,479.6
1998	2,825.5	1,380.1	2,737.6
1999	6,355.0	2,798.2	5,535.1
2000	5,794.9	3,213.4	3,388.9
2001[1]	3,360.5	2,105.6	2,704.1

(1) Through 7th December, 2001

Trading on the ASE

ASE trading takes place every week from Monday to Friday, except for public holidays. The daily trading session starts at 10:30 a.m. and ends at 4:00 p.m. Athens time. The ASE consists of three separate markets: the Main Market (where the vast majority of securities is traded), the Parallel Market (for smaller companies, which may not satisfy the stricter listing criteria of the Main Market) and NEHA (for small, innovative companies with potential for rapid growth). The Main Market's, the Parallel Market's and NEHA's schedules each consist of a pre-opening session and a continuous automated matching session.

A 30-minute pre-opening session, operating through a call auction method, precedes the trading session from 10:30 a.m. to 11:00 a.m. The call auctions provide for the entry of orders to be collected and then executed in a batch. Auction matching takes place at one price. The objective of the pre-opening auction is to maximise the volume of shares traded at the auction price by calculating the price at which the greatest number of securities can be matched.

The trading system of the ASE operates in a physical marketplace in central Athens although the system is fully automated and orders may be placed from remote locations. After the pre-opening auction session, orders are executed in continuous trading following the price and time priority rule: orders are ranked by price and orders at the same price are ranked based on time of entry into the system. Incoming orders always match with pre-existing orders already included in the ranked list. Buy and sell orders can match in any number of multiples of the lot size defined for that security. Depending on the order's price type (limit or market), the order matches against eligible orders in the book, progressing from the best price to the worst available until the order's quantity is exhausted.

If no "limit order" exists (or an order for which the price is specified) for a security on a given day, the system uses the previous closing price as the opening price. If limit orders have been entered at a specified price prior to the commencement of the trading period, the system uses these orders to determine the opening prices.

On 1st June, 2001, the ASE introduced a two-scaled price fluctuation limit. In principle, all securities' prices are eligible to 12% fluctuations from the closing price of the preceding trading session. However, if the price of a security remains at the best bid offer (if all incoming purchase orders at limit up or sale orders at limit down) for 15 minutes then the 12% limit is extended by a further 6%. Thus, on aggregate, the price of a security listed on ASE on a certain day is not permitted to fluctuate more than 18% from its closing price on the previous day. The 6% expansion applies only to securities of the

continuous trading state. The price fluctuation of securities of the auction market is limited to the 12% range. Newly listed securities are allowed to fluctuate freely during the first three sessions of their listing.

Trades of equity securities with a value exceeding GRD 200 million (€ 600,000), or representing at least 5% of a listed company's share capital, may be conducted through the ASE but following a special procedure. Under this special procedure, the parties involved, the number of shares to be sold and the price range are pre-agreed. These trades, known as block trades, may be conducted outside the scope of the electronic trading system and only entered via the system for the purposes of reporting, including the trade in statistics, and affirmation. There is a limit to the parties in a block trade; in particular, up to three persons may participate as either buyers or sellers, with only one person on the other side of the trade. This limitation in the number of parties involved does not apply to block trades of equity securities of a listed company with total assets of at least GRD 500 million (€ 1.5 million). Block trades may take place at prices that follow certain rules based on the price deviation percentage from the current traded price:

- At the current price of the security, when the value of the block trade ranges from GRD 200 million (€ 0.6 million) to GRD 400 million (€ 1.1 million);
- At 5% from the current price of the security, when the value of the block trade ranges from GRD 400 million (€ 1.1 million) to GRD 800 million (€ 2.3 million); and
- At 10% from the current price of the security, when the value of the block trade ranges from GRD 800 million (€ 2.3 million) and above.

All block trades require the approval of the ASE's Trading Committee and the prior approval of the president of the ASE if the trade value is at least GRD 408.9 million (€ 1.2 million).

Equity securities representing up to 0.5% of the total number of equity securities of the same class of a listed company may also be traded outside the scope and the procedures of the ASE.

The above price limitations do not apply in the following five instances:

- When the shares traded represent more than 30% of the total number of shares of a particular category (i.e., preferred or common);
- For simultaneous transfers of shares of more than one category between the same parties, provided the percentage of the total shares offered or asked equals or exceeds 30% of the share capital of the issuer, irrespective of the percentage per category of shares transferred;
- For block trades exceeding GRD 50 billion (€ 146.7 million) of majority Greek government-owned listed companies' shares or block trades of shares of listed companies with total assets exceeding GRD 500 billion (€ 1.5 billion);
- For block trades resulting in the sale of 10% of the total paid up share capital of a listed company having total market capitalisation of at least GRD 5 billion (€ 14.6 million); and
- For transfers of share blocks in the context of an initial public offering and/or a private placement as long as they are regulated by an ad hoc ASE board of directors' decision.

All prices of completed transactions, whether completed through the trading system or off-exchange, are published on electronic screens in the ASE, although the prices of trades outside the system are not shown as the last traded price. All transactions require cash settlement within three business days of the trade date. Trades are noted in the official register of the ASE, and all information on bids and offers is made available to Telerate and Reuters on a continuous basis. Bond trading is conducted by agreement among brokers on the trading floor of the ASE, and details of these transactions must be given to the supervisor of the ASE trading floor.

Shares may be traded in lots of one, five, 10 and 25 shares according to the trading lot size of each security.

Prices of all securities listed on the ASE are published in the ASE official daily price bulletin.

Settlement, Clearance and the Central Securities Depositary

Settlement of both registered and bearer shares listed on the ASE is effected through the CSD. The CSD was founded in February 1991 as a *société anonyme*. The CSD is responsible for settling and clearing ASE transactions, and holding the shares deposited with it in book entry form. The CSD is administered by a nine-member board of directors. Its shareholders are the members of the ASE, banks listed on the ASE, companies managing mutual funds and portfolio investment companies.

Book entry of listed securities was introduced by virtue of Law 2396/1996, as amended. The dematerialisation of Greek shares commenced in March 1999, with the market becoming fully dematerialised in December 1999.

To participate in the dematerialised system of securities ("SAT") each investor is required to open a dematerialisation account, which is identified by a dematerialised account number ("SAT account"). Shareholders who wish to open an SAT account can appoint one or more ASE members or custodian banks as authorised operators ("Operators") of their SAT accounts. Only the Operators have access to balances and other information concerning a SAT account.

The settlement and clearance procedure through the CSD consists of three stages:

- First, the notification by the ASE to the CSD of the transactions concluded within each trading day;
- Second, the notification by the Operators of the SAT account of the seller and the buyer of the number of shares to be debited and credited to their respective SAT accounts. Following the notification of the SAT account of the seller the shares sold are blocked for transfer purposes. Furthermore, the system ensures that the shares sold are debited from the SAT account of the seller and credited to the SAT account of the buyer. Under Greek Law, a person is prohibited from entering into sales of securities on the ASE if such person does not have full and unencumbered title to, and possession of, the securities being sold at the time the order is matched. Short sales of securities listed on the ASE are strictly regulated by the CMC and permitted only for hedging reasons in case of previously executed derivative contracts; and
- Third, the clearance of the transaction involves delivery versus payment on a multilateral basis. Bilateral clearance is also possible in exceptional circumstances, in particular in matched order transactions. The transfer of shares is effected by debiting the SAT account of the seller and crediting the SAT account of the buyer on the settlement date. The settlement and clearing of shares in book entry form is carried out by the CSD on the third day after the trade day (T+3).

The ASE may invalidate a transaction if it considers it necessary for the protection of the investors, in particular in cases of fraud.

Liabilities of brokerage firms resulting from their trading activities are guaranteed by the Athens Stock Exchange Guarantee Fund, to which each ASE member contributes, and which is operated as a separate legal entity.

FOREIGN INVESTMENT AND FOREIGN EXCHANGE CONTROLS IN GREECE

There are currently no exchange controls in Greece that would restrict the payment of dividends or other capital distributions to a holder of shares or GDRs outside Greece, and there are currently no restrictions in Greece that would affect the right of a non-Greek holder of shares or GDRs to dispose of his shares or GDRs, as the case may be, and receive the proceeds of such disposal outside Greece.

All forms of capital movement in and out of Greece have been deregulated. Foreign investors may purchase securities listed on the ASE, as well as Greek Government bonds and treasury bills. Repatriation of capital and dividends and any other income on securities is fully deregulated provided the foreign investor has the following documents:

- the certificate of a broker or other relevant person evidencing the purchase of the securities;
- the certificate of the company as to the entitlement of the payment of dividends; and
- in the event of the sale of securities, the certificate of a broker, or some other form of written proof, that the relevant securities were sold for drachmas in Greece with a view to exporting the sale proceeds.

DESCRIPTION OF OUR SHARE CAPITAL

We were incorporated as a *société anonyme* on 1st January, 2001 under the Liberalisation Law and pursuant to Presidential Decree 333/2000 for a term of 100 years, which may be extended by a resolution of the shareholders' general assembly. We have our corporate seat in the Municipality of Athens, Greece. We are registered under number 7829/01/B/00/768 in the Register of Companies and our executive offices are at 30 Chalkokondyli Street, 10432 Athens, Greece. Presidential Decree 333/2000 constitutes our articles of incorporation. The following discussion of our articles of incorporation is qualified in its entirety by reference to the full text of our articles of incorporation.

The new shares to be offered by the Company were authorised pursuant to a resolution by the general assembly of shareholders on 22nd November, 2001 acting with an Increased Quorum and Increased Majority, both as defined below, and will be issued against payment in accordance with Greek law.

General

Our authorised share capital as at the date of this offering circular is GRD 232 billion (€ 680.9 million) divided into 232 million registered shares with nominal value of GRD 1,000 each (€ 2.9). Our share capital was created by Presidential Decree 333/2000. Our total paid-up share capital is GRD 220 billion divided into 220 million registered shares with nominal value of GRD 1,000 each (€ 2.9). All of our shares are owned by the Hellenic Republic. Our shareholders approved a capital increase of 12 million shares at an extraordinary general assembly held on 22nd November, 2001. Following the completion of the combined offering, our total paid-up share capital will increase to GRD 232 billion (€ 680.9 million) divided into 232 million shares.

Form and Transfer of Shares

Our ordinary shares are in registered form. In conjunction with the combined offering, we will implement, upon commencement of trading, a book-entry system of registration whereby shares are held in dematerialised form. Transfers of ownership of dematerialised shares will be effected through the ASE and the CSD by registration of the transaction in the CSD's records. The securities accounts of the investors shall be credited and debited by the account operators after each transaction. Transfers may also be effected, subject to certain requirements pursuant to Law 3632/1928, through an "off-exchange" transaction under a written agreement. A copy of this agreement, together with a form indicating the securities accounts of the parties, must be delivered to the CSD, which subsequently registers the transfer in its records.

The CSD will issue certificates to shareholders containing provisions regarding the capacity of the shareholders, the share identification data, the number of shares owned, the reason for the certificate's issuance as well as any possible encumbrances over the shares. These certificates are issued by the CSD following a shareholder's request addressed to the CSD, either directly or through an account operator. Certificates may also be issued directly by an account operator through the Dematerialised Securities System ("DSS"), following a shareholder's request to the account operator, provided that the shares for which the certificates are requested are held through an account managed by the account operator. The person whose name appears in the CSD's records will be considered to be the shareholder of a dematerialised share.

Pursuant to Greek law and under limited circumstances, companies may purchase their own shares. The most common of such circumstances is the acquisition of shares by a company for the purposes of distribution of the company's shares to its employees or to the employees of an affiliated company.

In addition, companies whose shares are listed on the ASE may acquire, directly or through a third person, shares representing up to 10% of their own share capital. This process allows stabilisation of a company's share price in circumstances where it is believed that the share price is substantially lower than that which would correspond to the state of the market, given the financial condition and prospects of the company. According to Greek company law, the decision to stabilise is taken by the company's general assembly of shareholders on the basis of a 20% quorum of the entire paid-up share capital and an absolute majority of 50% of the paid-up share capital represented at the general assembly plus one share. According to our articles of incorporation, a 50% quorum of the entire paid-up share capital and an absolute majority of 50% of the paid-up share capital represented at the

general assembly plus one share, is required for us to take a decision to stabilise. The decision of a company's board of directors to convene a general assembly and the decision of the general assembly of the shareholders must be communicated to the ASE and the CMC. The purchased shares must be fully paid-up and acquired from the market and the Collective Investments in Tradeable Securities Organisations, ("OSEKA"); otherwise, the purchase may be declared invalid by the CMC. The purchased shares must be sold or distributed to the company's employees within three years of their purchase or otherwise must be cancelled. The board of directors must communicate both the decision to sell and the decision to cancel to the ASE. In addition, the decision to sell must be published in at least two daily newspapers with circulation throughout Greece, at least 10 days in advance of the purchase, and any decision to cancel the purchase must be communicated to the Ministry of the National Economy. All shares acquired by us cannot be voted but may be taken into account for the purpose of assessing a quorum.

Disclosure Requirements

When, as a result of a transfer of shares listed on the ASE, a person owns or indirectly controls a percentage equal to or in excess of 5%, 10%, 20%, 33⅓%, 50% or 66⅔% of the voting rights of the relevant company, or such ownership or control falls below these levels, the holder is required to notify the company and the ASE of his holdings and percentage of voting rights in writing within one calendar day. When a person holds an interest of more than 10% of the voting rights of a company whose securities are listed on the ASE and that person's interest increases or decreases by more than 3% (or 1½% when the shares of the company have been listed on the ASE for less than 12 months) of the total voting rights in the company, then that person is similarly required to notify the company and the ASE authorities within one calendar day, and at the latest one hour prior to the commencement of the ASE session that follows the transaction.

Decision 14212/1/195/19.07.2000 of the CMC regulates the public takeover bid for securities that are listed on the ASE. Pursuant to this decision, anyone who proceeds with a takeover bid for a public company must address to the shareholders a bid for the acquisition of at least 50% of the total number of shares of that company, specifying the minimum number of shares which must be accepted for the bid to remain in force. In addition, any person who acquires shares and due to such acquisition holds more than 50% of the total voting rights of the company for whose shares he is bidding, is obliged within 30 days to make a public takeover bid for the remaining shares of that company (subject to certain exceptions and qualifications).

Such a public takeover bid must be announced, prior to its announcement to the public, to the CMC and the board of directors of the target company and within the next day in the Daily Price Bulletin of the ASE, one major daily newspaper, one major financial newspaper, and if the company is listed on a foreign stock exchange, in a financial newspaper at the registered seat of that foreign stock exchange. The bidder must also issue and make public (following the approval of the CMC) an information memorandum containing certain data required by the CMC. The results of the bid are to be published within 48 hours from the end of the acceptance period.

If a shareholder holds 10% or more of any class of shares of a listed company and intends within three months or less to acquire or transfer shares of the same class representing more than 5% of the share capital of the company, the shareholder must notify the ASE of the intended transaction volume, the time period within which the transactions will be effected and the brokerage company through which the transactions will be effected.

For 30 days from the end of the period for which quarterly financial statements of the company are being issued or for a shorter time period until the publication of such financial statements, as well as from the time any confidential information comes to their possession in any way, shareholders holding more than 20% of the share capital of a company, members of a company's board of directors, executive officers of a company, a company's internal auditors and legal counsel, as well as a company's affiliates, may effect transactions in shares of the company or in derivatives related to shares of the company or its affiliates, only after prior notification to the board of directors of the company and publication of such notification in the Daily Price Bulletin of the ASE at least one day prior to the transaction.

Voting Rights and Restrictions

Each share gives the holder the right to cast one vote at a general assembly of shareholders.

In case the participation percentage of a shareholder or affiliated companies exceeds 5% of our share capital, such shareholder will not have the right to be present and vote at the general assembly for the percentage of his holdings exceeding 5%.

Banks and other organisations with registered offices abroad which, according to the laws of the country of their establishment based on the shares they hold, issue titles, or depositary receipts, representing shares and provided such titles have been issued in favour of a particular shareholder at a percentage above 5%, will not have the right of presentation and voting in favour of the specific shareholder as concerns the percentage of the shareholder's holdings exceeding 5%.

The Hellenic Republic's participation in our share capital cannot, by law, hold less than 51% of our voting shares after each increase of share capital.

Dividends

We may only pay dividends out of profits for the preceding financial year and any distributable reserves after the annual financial statements are approved by the general assembly of shareholders. Before the payment of dividends, we must allocate annually 5% of our net profits to the formation of a legal reserve until this legal reserve equals, or is maintained at a level equal to, at least one-third of our share capital.

According to our articles of incorporation and Greek company law, we are required to pay a minimum dividend equal the greater of (a) 6% of our paid-up share capital or (b) 35% of our net profits for that year after the formation of legal reserves. According to Law 148/1967, as amended, a company's general assembly, acting with the majority of at least 65% of the paid-up share capital, may decide not to pay the minimum dividend. In this case, the undistributed dividends of up to at least 35% of the net profits for that year are transferred to a special reserve account. This reserve account must be capitalised within four years from its formation by the issuance of new shares, which are distributed to the shareholders as a share dividend. By a resolution of the general assembly, passed by a majority representing at least 70% of the paid-up share capital, the undistributed dividends can be transferred into reserves or otherwise applied. Under our articles of incorporation, the general assembly of shareholders can decide to distribute any net profits remaining after allocation to the ordinary reserve and distribution of the minimum dividend through the issuance of new shares, which are distributed to the shareholders as share dividends. This decision requires an Increased Quorum and Increased Majority, each as defined below. However, the decision not to distribute a dividend of net profits equal to 6% of the share capital would require a unanimous decision of all shareholders present at a general assembly of our shareholders.

Within six months following the end of our financial year, an annual general assembly of our shareholders is convened to approve our financial statements and the distribution of a dividend to shareholders with respect to the previous financial year. The annual general assembly is duly convened when a quorum representing one-third of the paid-up share capital is present. Decisions of the annual general assembly are taken by an absolute majority of voting shareholders in attendance.

The amount approved for distribution shall be paid to shareholders within two months of the resolution approving our annual financial statements. Dividends not claimed by shareholders within five years of their distribution are forfeited in favour of the Hellenic Republic.

According to Greek company law, we may pay interim dividends with the approval of the board of directors if, at least 20 days before such payment, our interim financial statements are submitted to the Greek Ministry of Development and published in the Greek Government's Gazette and in a Greek financial newspaper. Such dividends cannot exceed one-half of the net profits as set forth in the interim financial statements. The board of directors has the authority to declare and pay such dividends without obtaining the approval of shareholders in general assembly.

Finally, according to our articles of incorporation and Greek company law, no distribution may be made if at the end of the last financial year our own funds that are shown in the balance sheet are lower, or will be lower after the distribution, than the aggregate of the share capital and the reserves that may not be distributed.

General Assembly of Shareholders

Pursuant to our articles of incorporation and Greek company law, the general assembly of shareholders (which is the supreme corporate body of a Greek *société anonyme*) is entitled to decide on any and all company affairs. Its resolutions are binding on our board of directors and executive officers as well as all shareholders, including those absent from the general assembly and those dissenting.

The general assembly is the only competent body to decide, among other matters, (a) the extension of the duration of our company, our merger, revival, de-merger or dissolution, (b) amendments to our articles of incorporation, (c) increases or reductions of our share capital (except for increases authorised by the board of directors, as described below), (d) the issuance of bonds or convertible bonds (except for the issuance of convertible bonds authorised by the board of directors, as described below), (e) election of members of the board of directors and the Chairman, (f) the appointment of auditors and liquidators, (g) the distribution of annual profits, (h) the approval of the annual financial statements, (i) transformation of the company into a different corporate form and (j) the release of the board of directors and auditors from liability upon acceptance of the financial statements.

The ordinary general assembly is in principle convened by the board of directors and is held regularly within six months of the end of each financial year. The board of directors may convene an extraordinary general assembly when and as it deems necessary. According to our articles of incorporation and Greek company law, chartered auditors are also entitled to request the Chairman to convene an extraordinary general assembly within ten days of the notification of such request.

A Simple Quorum for our general assembly is met whenever shareholders holding at least 50% of the paid-up share capital are present or represented at the assembly. If a Simple Quorum is not achieved, the general assembly convenes again within 20 days from the date of the previous assembly. At such adjourned assembly, the general assembly is in quorum and decides lawfully on all items of the initial agenda whenever shareholders holding 20% of the paid-up share capital are present or represented at the assembly. In case such quorum is not obtained, the general assembly convenes again within 30 days from the date of the previous assembly. At this subsequent assembly, the general assembly is in quorum and may decide on all items of the initial agenda irrespective of the number of shareholders present.

Certain extraordinary resolutions by the general assembly require, however, an Increased Quorum of two-thirds of the paid-up share capital present either in person or by proxy. These extraordinary resolutions include: (a) a change in our objects, (b) an increase in the obligations of shareholders, (c) an increase in our share capital if such increase is not made pursuant to a decision of our board of directors in accordance with our articles of incorporation, or enforced by law, or made after a capitalisation of reserves, (d) a reduction of our share capital, (e) the limitation or waiver of the pre-emptive rights of our shareholders where an increase in our share capital is not effected through a contribution in kind or the issuance of convertible bonds, (f) the merger, de-merger, conversion, extension of duration or dissolution of our company, (g) the issuance of a loan by bonds convertible into shares if this issuance is not made pursuant to a decision of our board of directors in accordance with our articles of incorporation, (h) the granting or renewal of the power of the board of directors to increase our share capital, (i) any amendment to provisions of our articles of incorporation governing the definition and use of increased quorum and majority, (j) the alteration of our way of disposing of profits and (k) change of our nationality.

In the event that an Increased Quorum is not achieved, the general assembly is adjourned and the required quorum at the adjourned general assembly is met when shareholders representing at least 50% of the paid-up share capital are present. Furthermore, where this 50% is not achieved, the adjourned general assembly will be quorate when shareholders representing at least one-third of the paid-up share capital are present or represented by proxy.

In general, resolutions at a general assembly are passed by a simple majority of the votes present or represented by proxy ("Simple Majority"). However, when an Increased Quorum is required, resolutions at a general assembly are passed by a majority of two-thirds of the paid-up share capital present or represented by proxy ("Increased Majority"). The same rule applies in case of any adjourned general assembly requiring an Increased Quorum.

Issue of Ordinary Shares and Pre-Emptive Rights

Our share capital may be increased pursuant to a decision adopted by a general assembly of shareholders. This decision of a general assembly requires a quorum of two-thirds of the paid-up share capital. If such quorum is not achieved, a second general assembly will be held that will require a quorum of 50% of the paid-up share capital and if such quorum is not achieved again, the quorum requirement for the third general assembly decreases to one-third of the paid-up share capital. This decision of a general assembly must be adopted by a majority of two-thirds of the votes present or represented thereat. In all cases where our reserves exceed 25% of the paid-up share capital, a decision of a general assembly with Increased Quorum and Increased Majority is required to increase our share capital.

For a period of five years after incorporation as a *société anonyme*, our share capital may be increased, pursuant to a decision taken by a two-thirds majority of the board of directors, (a) by an amount not exceeding the initial paid-up share capital (GRD 220 billion (€ 645.6 million)) or (b) by taking out a loan or issuing bonds convertible into shares up to an amount not exceeding half of the paid-up share capital. The general assembly of shareholders may increase our share capital by the issue of new shares up to an amount no greater than five times the initial paid-up shares capital (GRD 220 billion (€ 645.6 million)) pursuant to a decision taken by a Simple Quorum and Simple Majority of the shareholders at a general assembly. Authorisations may be renewed by a resolution of the shareholders in a general assembly for a period of time not exceeding five years in each case. Thereafter, under our articles of incorporation and Greek company law, the board of directors may increase our share capital by issuing new shares or by taking out a loan or issuing bonds convertible into shares for the first period of five years after incorporation and, after the end of such period, pursuant to a grant of authority under a decision of a general assembly which requires a quorum of two-thirds of the paid-up share capital and a majority of two-thirds of the votes present or represented at the general assembly. The share capital increase may not exceed one-half of the amount of the paid-up share capital at the date when this authority was granted to the board of directors. The decision of the board of directors must be approved by a two-thirds majority of the board of directors. The board of directors' authority is granted for a five-year period and may be renewed by a general assembly for a further five-year period. If our reserves exceed one quarter of the paid-up share capital, a decision by our general assembly of shareholders taken by an Increased Quorum and Increased Majority is always required for an increase of our share capital.

An increase of our share capital approved under the preceding paragraph will not require an amendment to the articles of incorporation. Any other increase of our share capital must be effected by amending the articles of incorporation. All share capital increases which are not effected through contributions in kind, or by issuing bonds convertible into shares, shall be offered on a pre-emptive basis to the existing shareholders according to their shareholding participation in our company, unless the pre-emptive rights of the shareholders have been limited or waived by a decision of a general assembly. This decision of a general assembly requires a quorum of two-thirds of the paid-up share capital. If such quorum is not achieved, the quorum requirement decreases to 50%, and then to one-third of the paid-up share capital. The required majority for a decision of a general assembly is an Increased Majority. If and to the extent the existing shareholders do not exercise their pre-emptive rights within the prescribed period (which must be at least one month), the board of directors can dispose of the surplus shares.

Rights of Minority Shareholders

Our articles of incorporation and Greek company law provide that upon request by shareholders representing 5% of our paid-up share capital, (a) the board of directors is obliged to convene an extraordinary general assembly of shareholders within 30 days of the request, (b) the chairman of the

general assembly is obliged to allow one postponement of the adoption of resolutions by general assembly provided an adjourned meeting is convened within 30 days to reconsider the resolutions, (c) the resolution of any matter included on the agenda for the general assembly is adopted by a roll call, (d) the board of directors must disclose to the general assembly any amounts we paid to the directors, our senior management or to our employees during the course of the last two years and any agreements concluded between our company and such persons and (e) the board of directors must provide information concerning the affairs of our company useful for the evaluation of the items on the agenda, although the board of directors can refuse such a request based on reasonable grounds, which must be recorded in the minutes in accordance with our articles of incorporation and Greek company law.

Shareholders representing 5% of our paid-up share capital have the right to request a competent court to order an investigation of our company if it is believed that actions taken by the board of directors violated applicable law or our articles of incorporation.

Shareholders representing one-third of our paid-up share capital have the right to request a competent court to review our operations, when it is believed that we are not properly managed. Shareholders representing one-third of the paid-up share capital have the right to request the board of directors, even if they are represented on the board of directors, to provide them with information on the conduct of our business. The board of directors is obliged to provide such information, although it can refuse such a request on reasonable grounds, which must be recorded in the minutes in accordance with law and our articles of incorporation.

Rights on Liquidation

A liquidation procedure involves the dissolution of our company either (a) after expiration of the initial duration period of our company, or (b) following a relevant decision of the general assembly taken by a quorum of shareholders representing two-thirds of our paid-up share capital being present or represented at the general assembly and two-thirds voting majority of the shareholders present or represented in such general assembly. During liquidation, a general assembly has the authority to designate at least two liquidators who have all the rights ordinarily held by the board of directors. One of the liquidators represents the minority shareholders. The board of directors ceases to exist upon the appointment of the liquidators.

Upon the passing of the resolution on liquidation, the liquidator(s) shall draw-up an inventory of all our assets, complete pending transactions and sell our assets to the extent necessary to discharge our liabilities (excluding all amounts owed to the shareholders). Following the discharge of all our liabilities, the board of directors or the liquidator(s), as the case may be, shall reimburse the shareholders in full satisfaction of all amounts due to each of them in respect of their initial or further capital contributions and shall distribute to the shareholders pro rata the remaining Company assets.

During the liquidation procedure, the general assembly is entitled to all rights under our articles of incorporation and Greek company law.

TERMS AND CONDITIONS OF THE GLOBAL DEPOSITARY RECEIPTS

The following terms and conditions (subject to completion and amendment and excepting sentences in italics) will apply to the GDRs, and will be endorsed on each GDR certificate:

The Global Depositary Receipts ("GDRs") represented by this certificate are each issued in respect of one share of par value GRD 1,000 (€ 2.9) each (the "Shares") in Public Power Corporation S.A. (the "Company") pursuant to and subject to an agreement dated 12th December, 2001, and made between the Company and The Bank of New York in its capacity as depositary (the "Depositary") for the "Regulation S Facility" and for the "Rule 144A Facility" (such agreement, as amended from time to time, being hereinafter referred to as the "Deposit Agreement"). Pursuant to the provisions of the Deposit Agreement, the Depositary has appointed National Bank of Greece as Custodian (the "Custodian") to receive and hold on its behalf any relevant documentation respecting certain Shares (the "Deposited Shares") and all rights, interests and other securities, property and cash deposited with the Custodian which are attributable to the Deposited Shares (together with the Deposited Shares, the "Deposited Property"). The Depositary shall hold Deposited Property for the benefit of the Holders (as defined below) as bare trustee in proportion to their holdings of GDRs. In these terms and conditions (the "Conditions"), references to the "Depositary" are to The Bank of New York and/or any other depositary which may from time to time be appointed under the Deposit Agreement, references to the "Custodian" are to National Bank of Greece or any other custodian from time to time appointed under the Deposit Agreement and references to the "Main Office" mean, in relation to the relevant Custodian, its head office in the city of Athens or such other location of the head office of the Custodian in Greece as may be designated by the Custodian with the approval of the Depositary (if outside the city of Athens) or the head office of any other custodian from time to time appointed under the Deposit Agreement.

The GDRs will upon issue be represented by interests in a GDR which represents Regulation S GDRs issued pursuant to the Deposit Agreement ("Regulation S Master GDR"), evidencing the GDRs offered and sold outside of the United States and Greece in offshore transactions in reliance on Regulation S under the Securities Act ("Regulation S GDRs"), and by interests in a GDR which represents Rule 144A GDRs issued pursuant to the Deposit Agreement ("Rule 144A Master GDR"), evidencing the GDRs offered and sold in the United States in accordance with Rule 144A under the Securities Act ("Rule 144A GDRs"). The GDRs are exchangeable in the circumstances set out in "Summary of Provisions Relating to the GDRs while in Master Form" for a certificate in definitive registered form in respect of GDRs representing all or part of the interest of the holder in the Master GDR.

References in these Conditions to the "Holder" of any GDR shall mean the person or persons registered on the books of the Depositary maintained for such purpose (the "Register") as holder. These Conditions include summaries of, and are subject to, the detailed provisions of the Deposit Agreement, which includes the forms of the certificates in respect of the GDRs. Copies of the Deposit Agreement are available for inspection at the specified office of the Depositary and each Agent (as defined in Condition 17) and at the Main Office of the Custodian. Terms used in these Conditions and not defined herein but which are defined in the Deposit Agreement have the meanings ascribed to them in the Deposit Agreement. **Holders of GDRs are not party to the Deposit Agreement and thus, under English law, have no contractual rights against, or obligations to, the Company or Depositary. However, the Deed Poll executed by the Company in favour of the Holders provides that, if the Company fails to perform the obligations imposed on it by certain specified provisions of the Deposit Agreement, any Holder may enforce the relevant provisions of the Deposit Agreement as if it were a party to the Deposit Agreement and was the "Depositary" in respect of that number of Deposited Shares to which the GDRs of which he is the Holder relate. The Depositary is under no duty to enforce any of the provisions of the Deposit Agreement on behalf of any Holder of a GDR or any other person.**

1. Withdrawal of Deposited Property and Further Issues of GDRs

1.1 Any Holder may request withdrawal of, and the Depositary shall thereupon relinquish, the Deposited Property attributable to any GDR upon production of such evidence of the entitlement

of the Holder to the relative GDR as the Depositary may reasonably require, at the specified office of the Depositary or any Agent accompanied by:

(i) a duly executed order (in a form approved by the Depositary) requesting the Depositary to cause the Deposited Property being withdrawn to be delivered at the Main Office of the Custodian, or (at the request, risk and expense of the Holder, and only if permitted by applicable law from time to time) at the specified office located in New York, London or Athens of the Depositary or any Agent, or to the order in writing of, the person or persons designated in such order;

(ii) the payment of such fees, taxes, duties, charges and expenses as may be required under these Conditions or the Deposit Agreement;

(iii) the surrender (if appropriate) of GDR certificates in definitive registered form properly endorsed in blank or accompanied by proper instruments of transfer satisfactory to the Depository to which the Deposited Property being withdrawn is attributable; and

(iv) the delivery to the Depositary of a duly executed and completed certificate substantially in the form set out either (a) in Schedule 3, Part B, to the Deposit Agreement, if Deposited Property is to be withdrawn or delivered during the Distribution Compliance Period (such term being defined as the 40 day period beginning on the latest of the commencement of the Offering and the original issue date of the GDRs) in respect of surrendered Regulation S GDRs, or (b) in Schedule 4, Part B, to the Deposit Agreement, if Deposited Property is to be withdrawn or delivered in respect of surrendered Rule 144A GDRs.

1.2 Upon production of such documentation and the making of such payment as aforesaid for withdrawal of the Deposited Property in accordance with Condition 1.1, the Depositary will direct the Custodian, by tested telex, facsimile or SWIFT message, within a reasonable time after receiving such direction from such Holder, to deliver at its Main Office to, or to the order in writing of, the person or persons designated in the accompanying order:

(i) a certificate (if any) for, or other appropriate instrument of title (if any) to or evidence of a book-entry transfer in respect of the relevant Deposited Shares, registered in the name of the Depositary or its nominee and accompanied by such instruments of transfer in blank or to the person or persons specified in the order for withdrawal and such other documents, if any, as are required by law for the transfer thereof; and

(ii) all other property forming part of the Deposited Property attributable to such GDR, accompanied, if required by law, by one or more duly executed endorsements or instruments of transfer in respect thereof; provided however that the Depositary may make delivery at its specified office in New York of any Deposited Property which is in the form of cash;

PROVIDED THAT the Depositary (at the request, risk and expense of any Holder so surrendering a GDR):

(a) will direct the Custodian to deliver the certificates for, or other instruments of title to, or book-entry transfer in respect of, the relevant Deposited Shares and any document relative thereto and any other documents referred to in sub-paragraphs 1.2(i) and (ii) of this Condition (together with any other property forming part of the Deposited Property which may be held by the Custodian or its agent and is attributable to such Deposited Shares); and/or

(b) will deliver any other property forming part of the Deposited Property which may be held by the Depositary and is attributable to such GDR (accompanied, if required by law, by one or more duly executed endorsements or instruments of transfer in respect thereof);

in each case to the specified office located in New York or London of the Depositary (if permitted by applicable law from time to time) or at the specified office in Greece of any Agent as designated by the surrendering Holder in the order accompanying such GDR.

1.3 Delivery by the Depositary, any Agent and the Custodian of all certificates, instruments, dividends or other property forming part of the Deposited Property as specified in this Condition will be made subject to any laws or regulations applicable thereto.

1.4 The Depositary may, in accordance with the terms of the Deposit Agreement and upon delivery of a duly executed order (in a form reasonably approved by the Depositary) and a duly executed certificate substantially in the form of (a) Schedule 3, Part A of the Deposit Agreement *(which is described in the following paragraph)* by or on behalf of any investor who is to become the beneficial owner of the Regulation S GDRs or (b) Schedule 4, Part A of the Deposit Agreement *(which is described in the second following paragraph)* by or on behalf of any investor who is to become the beneficial owner of Rule 144A GDRs from time to time execute and deliver further GDRs having the same terms and conditions as the GDRs which are then outstanding in all respects (or the same in all respects except for the first dividend payment on the Shares corresponding to such further GDRs) and, subject to the terms of the Deposit Agreement, the Depositary shall accept for deposit any further Shares in connection therewith, so that such further GDRs shall form a single series with the already outstanding GDRs. References in these Conditions to the GDRs include (unless the context requires otherwise) any further GDRs issued pursuant to this Condition and forming a single series with the already outstanding GDRs.

The certificate to be provided in the form of Schedule 3, Part A, of the Deposit Agreement certifies, among other things, that the person providing such certificate is not a US person (as defined in Regulation S under the US Securities Act of 1933, as amended (the "Securities Act")), is located outside the United States and will comply with the restrictions on transfer set forth under "Transfer Restrictions and Settlement".

The certificate to be provided in the form of Schedule 4, Part A, of the Deposit Agreement certifies, among other things that the person providing such certificate is a qualified institutional buyer (as defined in Rule 144A under the Securities Act ("QIB")) or is acting for the account of another person and such person is a QIB and, in either case, will comply with the restrictions on transfer set forth under "Transfer Restrictions and Settlement".

1.5 Any further GDRs issued pursuant to Condition 1.4 which correspond to Shares which have different dividend rights from the Shares corresponding to the outstanding GDRs will correspond to a separate temporary global Regulation S GDR and/or Rule 144A GDR. Upon becoming fungible with outstanding GDRs, such further GDRs shall be evidenced by a Master Regulation S GDR and a Master Rule 144A GDR (by increasing the total number of GDRs evidenced by the relevant Master Regulation S GDR and the Master Rule 144A GDR by the number of such further GDRs, as applicable).

1.6 The Depositary may issue GDRs against rights to receive Shares from the Company (or any agent of the Company recording Share ownership). No such issue of GDRs will be deemed a "Pre-Release" as defined in Condition 1.7.

1.7 Unless requested in writing by the Company to cease doing so, and notwithstanding the provisions of Condition 1.4, the Depositary may execute and deliver GDRs or issue interests in a Master Regulation S GDR or a Master Rule 144A GDR, as the case may be, prior to the receipt of Shares (a "Pre-Release"). The Depositary may, pursuant to Condition 1.1, deliver Shares upon the receipt and cancellation of GDRs, which have been Pre-Released, whether or not such cancellation is prior to the termination of such Pre-Release or the Depositary knows that such GDR has been Pre-Released. The Depositary may receive GDRs in lieu of Shares in satisfaction of a Pre-Release. Each Pre-Release will be (a) preceded or accompanied by a written representation from the person to whom GDRs or Deposited Property are to be delivered (the "Pre-Releasee") that such person, or its customer, (i) owns or represents the owner of the corresponding Deposited Property or GDRs to be remitted (as the case may be), (ii) assigns all beneficial right, title and interest in such Deposited Property or GDRs (as the case may be) to the Depositary in its capacity as such and for the benefit of the Holders and (iii) will not take any action with respect to such GDRs or Deposited Property (as the case may be) that is inconsistent with the transfer of beneficial ownership (including without the consent of the Depositary, disposing of such Deposited Property or GDRs, as the case may be), other than in satisfaction of such Pre-Release, (b) at all times fully collateralised with cash or such other collateral as the Depository determines in good faith will provide substantially similar liquidity and security, (c) terminable by the Depositary on not more than five (5) business days' notice, and (d) subject to such further indemnities and credit regulations as the Depositary deems appropriate. The number of GDRs which are outstanding at

any time as a result of Pre-Release will not normally represent more than 30% of the total number of GDRs then outstanding; provided, however, that the Depositary reserves the right to change or disregard such limit from time to time as it deems reasonably appropriate and may, with the prior written consent of the Company, change such limits for the purpose of general application. The Depositary will also set euro limits with respect to such transactions hereunder with any particular Pre-Releasee hereunder on a case by case basis as the Depositary deems appropriate. The collateral referred to in sub-paragraph (b) above shall be held by the Depositary as security for the performance of the Pre-Releasee's obligations in connection herewith, including the Pre-Releasee's obligation to deliver Shares and/or other securities or GDRs upon termination of a transaction anticipated hereunder (and shall not, for the avoidance of doubt, constitute Deposited Property hereunder).

The Depositary may retain for its own account any compensation received by it in connection with the foregoing including, without limitation, earnings on the collateral.

The person to whom a Pre-Release of Rule 144A GDRs or Rule 144A Shares is to be made pursuant to this Condition 1.7 shall be required to deliver to the Depositary a duly executed and completed certificate substantially in the form set out in Schedule 4 Part A of the Deposit Agreement. The person to whom any Pre-Release of Regulation S GDRs or Regulation S Shares is to be made pursuant to this paragraph shall be required to deliver to the Depositary a duly executed and completed certificate substantially in the form set out in Schedule 3 Part A of the Deposit Agreement.

2. Suspension of Issue of GDRs and of Withdrawal of Deposited Property

The Depositary shall be entitled, at its reasonable discretion, at such times as it shall determine, to suspend the issue or transfer of GDRs (and the deposit of Shares) generally or in respect of particular Shares. In particular, to the extent that it is in its opinion practicable for it to do so, the Depositary will refuse to execute and deliver GDRs or to register transfers of GDRs if it has been notified by the Company in writing that the Deposited Shares or GDRs or any depositary receipts corresponding to Shares are listed on a U.S. Securities Exchange or quoted on a U.S. automated inter dealer quotation system unless accompanied by evidence satisfactory to the Depositary that any such Shares are eligible for resale pursuant to Rule 144A. Further, the Depositary may suspend the withdrawal of Deposited Property during any period when the Register, or the register of shareholders of the Company is closed or, generally or in one or more localities, if deemed necessary or desirable or advisable by the Depositary in good faith at any time or from time to time, in order to comply with any applicable law or governmental or stock exchange regulations or any provision of the Deposit Agreement or for any other reason. The Depositary shall (unless otherwise notified by the Company) restrict the withdrawal of Deposited Shares where the Company notifies the Depositary in writing that such withdrawal would result in ownership of Shares exceeding any limit under any applicable law, government resolution or the Company's constitutive documents or would otherwise violate any applicable laws.

3. Transfer and Ownership

The GDRs are in registered form, each corresponding to one Share. Title to the GDRs passes by registration in the Register and accordingly, transfer of title to a GDR is effective only upon such registration. The Depositary will refuse to accept for transfer any GDRs if it reasonably believes that such transfer would result in violation of any applicable laws. The Holder of any GDR will (except as otherwise required by law) be treated by the Depositary and the Company as its beneficial owner for all purposes (whether or not any payment or other distribution in respect of such GDR is overdue and regardless of any notice of ownership, trust or any interest in it or any writing on, or theft or loss of any certificate issued in respect of it) and no person will be liable for so treating the Holder.

Interests in Rule 144A GDRs corresponding to the Master Rule 144A GDR may be transferred to a person whose interest in such Rule 144A GDRs is subsequently represented by the Master Regulation S GDR only upon receipt by the Depositary of written certifications (in the forms provided in the Deposit Agreement) from the transferor and the transferee to the effect that such transfer is being made in accordance with Rule 903 or Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the "Securities Act").

Prior to expiration of the Distribution Compliance Period, no owner of Regulation S GDRs may transfer Regulation S GDRs or Shares represented thereby except in accordance with Rule 903 or Rule 904 of Regulation S under the Securities Act or to, or for the account of, a qualified institutional buyer as defined in Rule 144A under the Securities Act (each a "QIB") in a transaction meeting the requirements of such Rule 144A. There shall be no transfer of Regulation S GDRs by an owner thereof to a QIB except as aforesaid and unless such owner (i) withdraws Regulation S Shares from the Regulation S Facility in accordance with Clause 3.5 of the Deposit Agreement and (ii) instructs the Depositary to deliver the Shares so withdrawn to the account of the Custodian to be deposited into the Rule 144A Facility for issuance thereunder of Rule 144A GDRs to, or for the account of, such QIB. Issuance of such Rule 144A GDRs shall be subject to the terms and conditions of the Deposit Agreement, including, with respect to the deposit of Shares and the issuance of Rule 144A GDRs, delivery of the duly executed and completed written certificate and agreement required under the Deposit Agreement by or on behalf of each person who will be the beneficial owner of such Rule 144A GDRs certifying that such person is a QIB and agreeing that it will comply with the restrictions on transfer set forth therein and to payment of the fees, charges and taxes provided therein.

4. Cash Distributions

Whenever the Depositary shall receive from the Company any dividend or other cash distribution on or with respect to the Deposited Shares (including any amounts received in the liquidation of the Company) or otherwise in connection with the Deposited Property, the Depositary shall, as soon as practicable, convert the same into euro in accordance with Condition 8. The Depositary shall, if practicable in the opinion of the Depositary, give notice to the Holders of its receipt of such payment in accordance with Condition 23, specifying the amount per Deposited Share payable in respect of such dividend or distribution and the earliest date, determined by the Depositary, for transmission of such payment to Holders and shall as soon as practicable distribute any such amounts to the Holders in proportion to the number of Deposited Shares corresponding to the GDRs so held by them respectively, subject to and in accordance with the provisions of Conditions 9 and 11; PROVIDED THAT:

(a) in the event that the Depositary is aware that any Deposited Shares are not entitled, by reason of the date of issue or transfer or otherwise, to such full proportionate amount, the amount so distributed to the relative Holders shall be adjusted accordingly; and

(b) the Depositary will distribute only such amounts of cash dividends and other distributions as may be distributed without attributing to any GDR a fraction of the lowest integral unit of currency in which the distribution is made by the Depositary, and any balance remaining shall be retained by the Depositary beneficially as an additional fee under Condition 16.1(iv).

5. Distributions of Shares

Whenever the Depositary shall receive from the Company any distribution in respect of Deposited Shares which consists of a dividend or free distribution of Shares, the Depositary shall cause to be distributed to the Holders entitled thereto, in proportion to the number of Deposited Shares corresponding to the GDRs held by them respectively, additional GDRs corresponding to an aggregate number of Shares received pursuant to such distribution. Such additional GDRs shall be distributed by an increase in the number of GDRs corresponding to the Master GDRs or by an issue of certificates in definitive registered form in respect of GDRs, according to the manner in which the Holders hold their GDRs; PROVIDED THAT, if and in so far as the Depositary deems any such distribution to all or any Holders not to be reasonably practicable (including, without limitation, due to the fractions which would otherwise result or to any requirement that the Company, the Custodian or the Depositary withhold an amount on account of taxes or other governmental charges) or to be unlawful, the Depositary shall (either by public or private sale and otherwise at its discretion, subject to all applicable laws and regulations) sell such Shares so received and distribute the net proceeds of such sale as a cash distribution pursuant to Condition 4 to the Holders entitled thereto.

6. Distributions other than in Cash or Shares

Whenever the Depositary shall receive from the Company any dividend or distribution in securities (other than Shares) or in other property (other than cash) on or in respect of the Deposited Property,

the Depositary shall distribute or cause to be distributed such securities or other property to the Holders entitled thereto, in proportion to the number of Deposited Shares corresponding to the GDRs held by them respectively, in any manner that the Depositary may deem equitable and practicable for effecting such distribution; PROVIDED THAT, if and in so far as the Depositary deems any such distribution to all or any Holders not to be reasonably practicable (including, without limitation, due to the fractions which would otherwise result or to any requirement that the Company, the Custodian or the Depositary withhold an amount on account of taxes or other governmental charges) or to be unlawful, the Depositary shall deal with the securities or property so received, or any part thereof, in such way as the Depositary may determine to be equitable and practicable, including, without limitation, by way of sale (either by public or private sale and otherwise at its discretion, subject to all applicable laws and regulations) and shall (in the case of a sale) distribute the resulting net proceeds as a cash distribution pursuant to Condition 4 to the Holders entitled thereto.

7. Rights Issues

If and whenever the Company announces its intention to make any offer or invitation to the holders of Shares to subscribe for or to acquire Shares, securities or other assets by way of rights, the Depositary shall as soon as practicable give notice to the Holders, in accordance with Condition 23, of such offer or invitation, specifying, if applicable, the earliest date established for acceptance thereof, the last date established for acceptance thereof and the manner by which and time during which Holders may request the Depositary to exercise such rights as provided below or, if such be the case, specifying details of how the Depositary proposes to distribute the rights or the proceeds of any sale thereof. The Depositary will deal with such rights in the manner described below:

(a) if and to the extent that the Depositary shall, at its discretion, deem it to be lawful and reasonably practicable, the Depositary shall make arrangements whereby the Holders may, upon payment of the subscription price in Greek drachma or other relevant currency together with such fees, taxes, duties, charges, costs and expenses as may be required under the Deposit Agreement and completion of such undertakings, declarations, certifications and other documents as the Depositary may reasonably require, request the Depositary to exercise such rights on their behalf with respect to the Deposited Shares and to distribute the Shares, securities or other assets so subscribed or acquired to the Holders entitled thereto by an increase in the numbers of GDRs corresponding to the Master GDRs or an issue of certificates in definitive registered form in respect of GDRs, according to the manner in which the Holders hold their GDRs; or

(b) if and to the extent that the Depositary shall at its discretion, deem it to be lawful and reasonably practicable, the Depositary will distribute such rights to the Holders entitled thereto in such manner as the Depositary may at its discretion determine; or

(c) if and to the extent that the Depositary deems any such arrangement and distribution as is referred to in paragraphs (i) and (ii) above to all or any Holders not to be lawful and reasonably practicable (including, without limitation, due to the fractions which would otherwise result or to any requirement that the Company, the Custodian or the Depositary withhold an amount on account of taxes or other governmental charges) or to be unlawful, the Depositary (a) will, PROVIDED THAT Holders have not taken up rights through the Depositary as provided in (i) above, sell such rights (either by public or private sale and otherwise at its discretion subject to all applicable laws and regulations) or (b) may, if such rights are not transferable, in its discretion, arrange for such rights to be exercised and the resulting Shares or securities sold and, in each case, distribute the net proceeds of such sale as a cash distribution pursuant to Condition 4 to the Holders entitled thereto.

(d) (i) Notwithstanding the foregoing, in the event that the Depositary offers rights pursuant to Condition 7(i) (the "Primary GDR Rights Offering"), if authorised by the Company to do so, the Depositary may, in its discretion, make arrangements whereby in addition to instructions given by a Holder to the Depositary to exercise rights on its behalf pursuant to Condition 7(i), such Holder is permitted to instruct the Depositary to subscribe on its behalf for additional rights which are not attributable to the Deposited Shares represented by such Holder's GDRs ("Additional GDR Rights") if at the date and time specified by the Depositary for the conclusion of the Primary GDR Offering (the "Instruction Date") instructions to exercise rights have not been received by the Depositary from the Holders

in respect of all their initial entitlements. Any Holder's instructions to subscribe for such Additional GDR Rights ("Additional GDR Rights Requests") shall specify the maximum number of Additional GDR Rights that such Holder is prepared to accept (the "Maximum Additional Subscription") and must be received by the Depositary by the Instruction Date. If by the Instruction Date any rights offered in the Primary GDR Rights Offering have not been subscribed by the Holders initially entitled thereto ("Unsubscribed Rights"), subject to Condition 7(iv)(c) and receipt of the relevant subscription price in Greek drachma or other relevant currency, together with such fees, taxes, duties, charges, costs and expenses as it may deem necessary, the Depositary shall make arrangements for the allocation and distribution of Additional GDR Rights in accordance with Condition 7(iv)(b).

(ii) Holders submitting Additional GDR Rights Requests shall be bound to accept the Maximum Additional Subscription specified in such Additional GDR Request but the Depositary shall not be bound to arrange for a Holder to receive the Maximum Additional Subscription so specified but may make arrangements whereby the Unsubscribed Rights are allocated *pro rata* on the basis of the extent of the Maximum Additional Subscription specified in each Holder's Additional GDR Rights Request.

(iii) In order to proceed in the manner contemplated in this Condition 7(iv), the Depositary shall be entitled to receive such opinions from Greek counsel and US counsel as in its discretion it deems necessary which opinions shall be in a form and provided by counsel satisfactory to the Depositary and at the expense of the Company and may be requested in addition to any other opinions and/or certifications which the Depositary shall be entitled to receive under the Deposit Agreement and these Conditions. For the avoidance of doubt, save as provided in these Conditions and the Deposit Agreement, the Depositary shall have no liability to the Company or any Holder in respect of its actions or omissions to act under this Condition 7(iv) and, in particular, the Depositary will not be regarded as being negligent, acting in bad faith, or in wilful default if it elects not to make the arrangements referred to in Condition 7(iv)(a).

The Company has agreed in the Deposit Agreement that it will, unless prohibited by applicable law or regulation, give its consent to, and if requested use all reasonable endeavours (subject to the next paragraph) to facilitate, any such distribution, sale or subscription by the Depositary or the Holders, as the case may be, pursuant to Conditions 4, 5, 6, 7 or 10 (including the obtaining of legal opinions from counsel reasonably satisfactory to the Depositary concerning such matters as the Depositary may reasonably specify).

If the Company notifies the Depositary that registration is required in any jurisdiction under any applicable law of the rights, securities or other property to be distributed under Condition 4, 5, 6, 7 or 10 or the securities to which such rights relate in order for the Company to offer such rights or distribute such securities or other property to the Holders or owners of GDRs and to sell the securities corresponding to such rights, the Depositary will not offer such rights or distribute such securities or other property to the Holders or sell such securities unless and until the Company procures the receipt by the Depositary of an opinion from counsel reasonably satisfactory to the Depositary and the Company that a registration statement is in effect or that the offering and sale of such rights or securities to such Holders or owners of GDRs are exempt from registration under the provisions of such law. Neither the Company nor the Depositary shall be liable to register such rights, securities or other property or the securities to which such rights relate and they shall not be liable for any losses, damages or expenses resulting from any failure to do so.

If at the time of the offering of any rights, at its discretion, the Depositary shall be satisfied that it is not lawful or practicable (for reasons outside its control) to dispose of the rights in any manner provided in paragraphs (i), (ii), (iii) and (iv) above, the Depositary shall permit the rights to lapse. The Depositary will not be responsible for any failure to determine that it may be lawful or feasible to make such rights available to Holders or owners of GDRs in general or to any Holder or owner of a GDR or Holders or owners of GDRs in particular.

8. Conversion of Foreign Currency

Whenever the Depositary shall receive any currency other than euro by way of dividend or other distribution or as the net proceeds from the sale of securities, other property or rights, and if at the time of the receipt thereof the currency so received can in the judgement of the Depositary be

converted on a reasonable basis into euro and distributed to the Holders entitled thereto, the Depositary shall as soon as practicable itself convert or cause to be converted by another bank or other financial institution, by sale or in any other manner that it may reasonably determine, the currency so received into euro. If such conversion or distribution can be effected only with the approval or licence of any government or agency thereof, the Depositary shall make reasonable efforts to apply, or procure that an application be made, for such approval or licence, if any, as it may deem desirable. If at any time the Depositary shall determine that in its judgement any currency other than euro is not convertible on a reasonable basis into euro and distributable to the Holders entitled thereto, or if any approval or licence of any government or agency thereof which is required for such conversion is denied or, in the opinion of the Depositary, is not obtainable, or if any such approval or licence is not obtained within a reasonable period as determined by the Depositary, the Depositary may distribute such other currency received by it (or an appropriate document evidencing the right to receive such other currency) to the Holders entitled thereto to the extent permitted under applicable law, or the Depositary may in its discretion hold such other currency for the benefit of the Holders entitled thereto. If any conversion of any such currency can be effected in whole or in part for distribution to some (but not all) Holders entitled thereto, the Depositary may at its discretion make such conversion and distribution in euro to the extent possible to the Holders entitled thereto and may distribute the balance of such other currency received by the Depositary to, or hold such balance for the account of, the Holders entitled thereto, and notify the Holders accordingly.

9. Distribution of any Payments

9.1 Any distribution of cash under Condition 4, 5, 6, 7 or 10 will be made by the Depositary to Holders on the record date established by the Depositary for that purpose (such date to be as close to the record date set by the Company as is reasonably practicable) and, if practicable in the opinion of the Depositary, notice shall be given promptly to Holders in accordance with Condition 23, in each case subject to any laws or regulations applicable thereto and (subject to the provisions of Condition 8) distributions will be made in euro by cheque drawn upon a bank in any city (in any jurisdiction) which the Depositary deems reasonable for the payment or distribution of euro or, in the case of the Master GDRs, according to usual practice between the Depositary and Clearstream, or Euroclear, as the case may be.

9.2 Delivery of any securities or other property or rights other than cash shall be made as soon as practicable to the Holders on the record date established by the Depositary for that purpose (such date to be as close to the record date set by the Company as is reasonably practicable), subject to any laws or regulations applicable thereto. If any distribution made by the Company with respect to the Deposited Property and received by the Depositary shall remain unclaimed at the end of three years from the first date upon which such distribution is made available to Holders in accordance with the Deposit Agreement, all rights of the Holders to such distribution or the proceeds of the sale thereof shall be extinguished and the Depositary shall (except for any distribution upon the liquidation of the Company when the Depositary shall retain the same) return the same to the Company for its own use and benefit subject, in all cases, to the provisions of applicable law or regulation.

10. Capital Reorganisation

Upon any change in the nominal or par value, sub-division, consolidation or other reclassification of Deposited Shares or any other part of the Deposited Property or upon any reduction of capital, or upon any reorganisation, merger or consolidation of the Company or to which it is a party (except where the Company is the continuing corporation), the Depository shall as soon as practicable give notice of such event to the Holders and at its discretion may treat such event as a distribution and comply with the relevant provisions of Conditions 4, 5, 6 and 9 with respect thereto, or may execute and deliver additional GDRs in respect of Shares or may require the exchange of existing GDRs for new GDRs which reflect the effect of such change.

11. Withholding Taxes and Applicable Laws

11.1 Payments to Holders of dividends or other distributions on or in respect of the Deposited Shares will be subject to deduction of Greek and other withholding taxes, if any, at the applicable rates.

11.2 If any governmental or administrative authorisation, consent, registration or permit or any report to any governmental or administrative authority is required under any applicable law in Greece in order for the Depositary to receive from the Company Shares or other securities to be deposited under these Conditions, or in order for Shares, other securities or other property to be distributed under Condition 4, 5, 6 or 10 or to be subscribed under Condition 7 or to offer any rights or sell any securities represented by such rights relevant to any Deposited Shares, the Company will apply for such authorisation, consent, registration or permit or file such report on behalf of the Holders within the time required under such laws. The Depositary will notify the Company of any requirements under Greek law for the Depositary to obtain authorisations, consents, registrations or permits of which the Depositary is aware. In this connection, the Company has undertaken in the Deposit Agreement to the extent reasonably practicable to take such action as may be required in obtaining or filing the same. The Depositary shall not be obliged to distribute GDRs representing such Shares, Shares, other securities or other property deposited under these Conditions or make any offer of any such rights or sell any securities corresponding to any such rights with respect to which such authorisation, consent, registration or permit or such report has not been obtained or filed, as the case may be, and shall have no duties to obtain any such authorisation, consent, registration or permit, or to file any such report.

11.3 The Depositary will use reasonable efforts, to follow the procedures established by the Greek tax authorities to enable eligible owners of GDRs and who are not resident in Greece to benefit from any available reduced withholding tax rate with respect to payments of any dividend or other cash distribution and to recover payment of any Greek taxes.

12. Voting Rights

12.1 Holders will (subject to any applicable provision of Greek law, the Deposited Property or the Articles of the Company) have voting rights with respect to the Deposited Shares. The Company has agreed to notify the Depositary of any resolution to be proposed at a General Meeting of the Company and the Depositary will vote or cause to be voted the Deposited Shares in the manner set out in this Condition 12.

The Company has agreed with the Depositary that it will promptly provide to the Depositary sufficient copies, as the Depositary may reasonably request, of notices of meetings of the shareholders of the Company and the agenda therefor as well as written requests containing voting instructions by which each Holder may give instructions to the Depositary (subject to any applicable provision of Greek law, the Deposited Property or the Articles of the Company) to vote for or against each and any resolution specified in the agenda for the meeting, which the Depositary shall send to any person who is a Holder on the record date established by the Depositary for that purpose (which shall be the same as the corresponding record date set by the Company or as near as practicable thereto) as soon as practicable after receipt of the same by the Depositary in accordance with Condition 23. The Company has also agreed to provide to the Depositary appropriate proxy forms to enable the Depositary to appoint a representative to attend the relevant meeting and vote on behalf of the Depositary.

12.2 In order for each voting instruction to be valid, the voting instructions form must be completed and duly signed by the respective Holder (or in the case of instructions received from the clearing systems should be received by authenticated SWIFT message) in accordance with the written request containing voting instructions and returned to the Depositary by such record date as the Depositary may specify.

12.3 The Depositary will exercise or cause to be exercised the voting rights in respect of the Deposited Shares so that a portion of the Deposited Shares will be voted for and a portion of the Deposited Shares will be voted against any resolution specified in the agenda for the relevant meeting in accordance with the voting instructions it has received.

12.4 If the Depositary is advised in the opinion referred to in Condition 12.7 that it is not permitted by Greek law to exercise the voting rights in respect of the Deposited Shares differently (so that a portion of the Deposited Shares may be voted for a resolution and a portion of the Deposited Shares may be voted against a resolution) the Depositary shall, if the opinion referred to in Condition 12.7 confirms it to be permissible under Greek law, calculate from the voting

instructions that it has received from all Holders (x) the aggregate number of votes in favour of a particular resolution and (y) the aggregate number of votes opposed to such resolution and cast or cause to be cast in favour of or opposed to such resolution the number of votes representing the net positive difference between such aggregate number of votes in favour of such resolution and such aggregate number of votes opposed to such resolution.

12.5 The Depositary will only endeavour to vote or cause to be voted the votes attaching to Shares in respect of which voting instructions have been received, except that if no voting instructions are received by the Depositary (either because no voting instructions are returned to the Depositary or because the voting instructions are incomplete, illegible or unclear) from a Holder with respect to any or all of the Deposited Shares represented by such Holder's GDRs on or before the record date specified by the Depositary, such Holder shall be deemed to have instructed the Depositary to give a discretionary proxy to a person designated by the Company with respect to such Deposited Shares, and the Depositary shall give a discretionary proxy to a person designated by the Company to vote such Deposited Shares, PROVIDED THAT no such instruction shall be deemed given, and no such discretionary proxy shall be given, with respect to any matter as to which the Company informs the Depositary (and the Company has agreed to provide such information in writing as soon as practicable) that (i) the Company does not wish such proxy to be given, or (ii) such matter materially and adversely affects the rights of holders of Shares.

12.6 If the Depositary is advised in the opinion referred to in Condition 12.7 below that it is not permissible under Greek law or the Depositary determines that it is not reasonably practicable to vote or cause to be voted such Deposited Shares in accordance with Conditions 12.3, 12.4 or 12.5 the Depositary shall not vote or cause to be voted such Deposited Shares.

12.7 Where the Depositary is to vote in respect of each and any resolution in the manner described in Conditions 12.3, 12.4 or 12.5 the Depositary shall notify the Chairman of the Company and appoint a person designated by him as a representative of the Depositary to attend such meeting and vote the Deposited Shares in the manner required by this Condition. The Depositary shall not be required to take any action required by this Condition 12 unless it shall have received an opinion from the Company's legal counsel (such counsel being reasonably acceptable to the Depositary) at the expense of the Company to the effect that such voting arrangement is valid and binding on Holders under Greek law and the statutes of the Company and that the Depositary is permitted to exercise votes in accordance with the provisions of this Condition 12 but that in doing so the Depositary will not be deemed to be exercising voting discretion.

12.8 By continuing to hold GDRs, all Holders shall be deemed to have agreed to the provisions of this Condition as it may be amended from time to time in order to comply with applicable Greek law.

12.9 The Depositary shall not, and the Depositary shall ensure that the Custodian and its nominees do not, vote or attempt to exercise the right to vote that attaches to the Deposited Shares, other than in accordance with instructions given in accordance with this Condition.

13. Documents to be Furnished, Recovery of Taxes, Duties and Other Charges

The Depositary shall not be liable for any taxes, duties, charges, costs or expenses which may become payable in respect of the Deposited Shares or other Deposited Property or the GDRs, whether under any present or future fiscal or other laws or regulations, and such part thereof as is proportionate or referable to a GDR shall be payable by the Holder thereof to the Depositary at any time on request or may be deducted from any amount due or becoming due on such GDR in respect of any dividend or other distribution. In default thereof, the Depositary may for the account of the Holder discharge the same out of the proceeds of sale on any Stock Exchange on which the Shares may from time to time be listed, and subject to all applicable laws and regulations, of any appropriate number of Deposited Shares or other Deposited Property and subsequently pay any surplus to the Holder. Any such request shall be made by giving notice pursuant to Condition 23.

14. Liability

14.1 In acting hereunder the Depositary shall have only those duties, obligations and responsibilities expressly specified in the Deposit Agreement and these Conditions and, other than holding the Deposited Property for the benefit of Holders as bare trustee, does not assume any relationship of trust for or with the Holders or owners of GDRs or any other person.

14.2 Neither the Depositary, the Custodian, the Company, any Agent, nor any of their agents, officers, directors or employees shall incur any liability to any other of them or to any Holder or owner of a GDR or any other person with an interest in any GDRs if, by reason of any provision of any present or future law or regulation of Greece or any other country or of any relevant governmental authority, or by reason of the interpretation or application of any such present or future law or regulation or any change therein, or by reason of any other circumstances beyond their control, or in the case of the Depositary, the Custodian, the Agent or any of their agents, officers, directors or employees, by reason of any provision, present or future, of the constitutive documents of the Company, any of them shall be prevented, delayed or forbidden from doing or performing any act or thing which the terms of the Deposit Agreement or these Conditions provide shall or may be done or performed; nor shall any of them incur any liability to any Holder or owner of GDRs or any other person with an interest in any GDRs by reason of any exercise of, or failure to exercise, any voting rights attached to the Deposited Shares or any of them or any other discretion or power provided for in the Deposit Agreement. Any such party may rely on, and shall be protected in acting upon, any written notice, request, direction or other document believed by it to be genuine and to have been duly signed or presented (including a translation which is made by a translator believed by it to be competent or which appears to be authentic).

14.3 Neither the Depositary nor any Agent shall be liable (except for its own wilful default, negligence or bad faith or that of its agents, officers, directors or employees) to the Company or any Holder or owner of GDRs or any other person, by reason of having accepted as valid or not having rejected any certificate for Shares or GDRs or any signature on any transfer or instruction purporting to be such and subsequently found to be forged or not authentic or for its failure to perform any obligations under the Deposit Agreement or these Conditions.

14.4 The Depositary and its agents may engage or be interested in any financial or other business transactions with the Company or any of its subsidiaries or affiliates, or in relation to the Deposited Property (including without prejudice to the generality of the foregoing, the conversion of any part of the Deposited Property from one currency to another), may at any time hold or be interested in GDRs for its own account, and shall be entitled to charge and be paid all usual fees, commissions and other charges for business transacted and acts done by it as a bank, and not in the capacity of Depositary, in relation to matters arising under the Deposit Agreement (including, without prejudice to the generality of the foregoing, charges on the conversion of any part of the Deposited Property from one currency to another and on any sales of property) without accounting to Holders or any other person for any profit arising therefrom.

14.5 The Depositary shall endeavour to effect any such sale as is referred to or contemplated in Conditions 5, 6, 7, 10, 13 or 21 or any such conversion as is referred to in Condition 8 in accordance with the Depositary's normal practices and procedures but shall have no liability (in the absence of its own wilful default, negligence or bad faith or that of its agents, officers, directors or employees) with respect to the terms of such sale or conversion or if such sale or conversion shall not be reasonably practicable.

14.6 The Depositary shall not be required or obliged to monitor, supervise or enforce the observance and performance by the Company of its obligations under or in connection with the Deposit Agreement or these Conditions.

14.7 The Depositary shall have no responsibility whatsoever to the Company, any Holders or any owner of GDRs or any other person as regards any deficiency which might arise because the Depositary is subject to any tax in respect of the Deposited Property or any part thereof or any income therefrom or any proceeds thereof.

14.8 In connection with any proposed modification, waiver, authorisation or determination permitted by the terms of the Deposit Agreement, the Depositary shall not, except as otherwise expressly provided in Condition 22, be obliged to have regard to the consequence thereof for the Holders or the owners of GDRs or any other person.

14.9 Notwithstanding anything else contained in the Deposit Agreement or these Conditions, the Depositary may refrain from doing anything which could or might, in its opinion, be contrary to

any law of any jurisdiction or any directive or regulation of any agency or state or which would or might otherwise render it liable to any person and the Depositary may do anything which is, in its opinion, necessary to comply with any such law, directive or regulation.

14.10 The Depositary may, in relation to the Deposit Agreement and these Conditions, act or take no action on the advice or opinion of, or any certificate or information obtained from, any lawyer, valuer, accountant, banker, broker, securities company or other expert whether obtained by the Company, the Depositary or otherwise, and shall not be responsible or liable for any loss or liability occasioned by so acting or refraining from acting or relying on information from persons presenting Shares for deposit or GDRs for surrender or requesting transfers thereof.

14.11 Any such advice, opinion, certificate or information (as discussed in Condition 14.10) may be sent or obtained by letter, telex, facsimile transmission, telegram or cable and the Depositary shall not be liable for acting on any advice, opinion, certificate or information purported to be conveyed by any such letter, telex or facsimile transmission although (without the Depositary's knowledge) the same shall contain some error or shall not be authentic.

14.12 The Depositary may call for and shall be at liberty to accept as sufficient evidence of any fact or matter or the expediency of any transaction or thing, a certificate, letter or other communication, whether oral or written, signed or otherwise communicated on behalf of the Company by a director of the Company or by a person duly authorised by a Director of the Company or such other certificate from persons specified in Condition 14.10 which the Depositary considers appropriate and the Depositary shall not be bound in any such case to call for further evidence or be responsible for any loss or liability that may be occasioned by the Depositary acting on such certificate.

14.13 The Depositary shall have no obligation under the Deposit Agreement except to perform its obligations as are specifically set out therein without wilful default, negligence or bad faith.

14.14 The Depositary may delegate by power of attorney or otherwise to any person or persons or fluctuating body of persons, whether being a joint Depositary of the Deposit Agreement or not and not being a person to whom the Company may reasonably object, all or any of the powers, authorities and discretions vested in the Depositary by the Deposit Agreement and such delegation may be made upon such terms and subject to such conditions, including power to sub-delegate and subject to such regulations as the Depositary may in the interests of the Holders think fit, provided that no objection from the Company to any such delegation as aforesaid may be made to a person whose financial statements are consolidated with those of the Depositary's ultimate holding company. Any delegation by the Depositary shall be on the basis that the Depositary is acting on behalf of the Holders and the Company in making such delegation. The Company shall not in any circumstances and the Depositary shall not (provided that it shall have exercised reasonable care in the selection of such delegate) be bound to supervise the proceedings or be in any way responsible for any loss, liability, cost, claim, action, demand or expense incurred by reason of any misconduct or default on the part of any such delegate or sub-delegate. However, the Depositary shall, if practicable and if so requested by the Company, pursue (at the Company's expense and subject to receipt by the Depositary of such indemnity and security for costs as the Depositary may reasonably require) any legal action it may have against such delegate or sub-delegate arising out of any such loss caused by reason of any such misconduct or default. The Depositary shall, within a reasonable time of any such delegation or any renewal, extension or termination thereof, give notice thereof to the Company. Any delegation under this Condition which includes the power to sub-delegate shall provide that the delegate shall, within a specified time of any sub-delegation or amendment, extension or termination thereof, give notice thereof to the Company and the Depositary.

14.15 The Depositary may, in the performance of its obligations hereunder, instead of acting personally, employ and pay an agent, whether a solicitor or other person, to transact or concur in transacting any business and do or concur in doing all acts required to be done by such party, including the receipt and payment of money.

14.16 The Depositary shall be at liberty to hold or to deposit the Deposit Agreement and any deed or document relating thereto in any part of the world with any banking company or companies

(including itself) whose business includes undertaking the safe custody of deeds or documents or with any lawyer or firm of lawyers of good repute, and the Depositary shall not (in the case of deposit with itself, in the absence of its own negligence, wilful default, or bad faith or that of its agents, directors, officers or employees) be responsible for any losses, liability or expenses incurred in connection with any such deposit.

14.17 Notwithstanding anything to the contrary contained in the Deposit Agreement or these Conditions, the Depositary shall not be liable in respect of any loss or damage which arises out of or in connection with its performance or non-performance or the exercise or attempted exercise of, or the failure to exercise any of, its powers or discretions under the Deposit Agreement except to the extent that such loss or damage arises from the wilful default, negligence or bad faith of the Depositary or that of its agents, officers, directors or employees.

14.18 No provision of the Deposit Agreement or these Conditions shall require the Depositary to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties or in the exercise of any of its rights or powers, if it shall have reasonable grounds for believing that repayment of such funds or adequate indemnity and security against such risk of liability is not assured to it.

14.19 For the avoidance of doubt, the Depositary shall be under no obligation to check, monitor or enforce compliance with any ownership restrictions in respect of GDRs or Shares under any applicable Greek law as the same may be amended from time to time. Notwithstanding the generality of Condition 3, the Depositary shall refuse to register any transfer of GDRs or any deposit of Shares against issuance of GDRs if notified by the Company, or the Depositary becomes aware of the fact, that such transfer or issuance would result in a violation of the limitations set forth above.

14.20 No disclaimer of liability under the Securities Act is intended by any provision of the Deposit Agreement.

14.21 Neither the Depositary nor any Agent shall be liable to the Company or any Holder or owner of GDRs or any other person for making any payments of dividends and other cash distributions in any other currency as provided in Condition 8.

15. Issue and Delivery of Replacement GDRs and Exchange of GDRs

Subject to the payment of the relevant fees, taxes, duties, charges, costs and expenses and such terms as to evidence and indemnity as the Depositary may reasonably require, replacement GDRs will be issued by the Depositary and will be delivered in exchange for or replacement of outstanding lost, stolen, mutilated, defaced or destroyed GDRs upon surrender thereof (except in the case of the destruction, loss or theft) at the specified office of the Depositary or (at the request, risk and expense of the Holder) at the specified office of any Agent.

16. Depositary's Fees, Costs and Expenses

16.1 The Depositary shall be entitled to charge the following remuneration and receive the following remuneration and reimbursement (such remuneration and reimbursement being payable on demand) from the Holders in respect of its services under the Deposit Agreement:

(i) for the issue of GDRs (other than upon the issue of GDRs pursuant to the Offering) or the cancellation of GDRs upon the withdrawal of Deposited Property: the euro equivalent of U.S.$5.00 or less per 100 GDRs (or portion thereof) issued or cancelled;

(ii) for issuing GDR certificates in definitive registered form in replacement for mutilated, defaced, lost, stolen or destroyed GDR certificates: a sum per GDR certificate which is determined by the Depositary to be a reasonable charge to reflect the work, costs and expenses involved;

(iii) for issuing GDR certificates in definitive registered form (other than pursuant to (ii) above): the greater of the euro equivalent of US$1.50 per GDR certificate (plus printing costs) or such other sum per GDR certificate which is determined by the Depositary to be a reasonable charge to reflect the work plus costs (including but not limited to printing costs) and expenses involved;

(iv) for receiving and paying any cash dividend or other cash distribution on or in respect of the Deposited Shares: a fee of the euro equivalent of U.S.$0.02 or less per GDR for each such dividend or distribution;

(v) in respect of any issue of rights or distribution of Shares (whether or not evidenced by GDRs) or other securities or other property (other than cash) upon exercise of any rights, any free distribution, stock dividend or other distribution: the euro equivalent of U.S.$5.00 or less per 100 outstanding GDR (or portion thereof) for each such issue of rights, dividend or distribution;

(vi) for transferring interests from and between the Regulation S Master GDR and the Rule 144A Master GDR: a fee of the euro equivalent of U.S.$0.05 or less per GDR;

(vii) a fee of the euro equivalent of U.S.$0.02 or less per GDR for depositary services, which shall accrue on the last day of each calendar year and shall be payable as provided in paragraph (viii) below, *provided however* that no fee will be assessed under this provision if a fee was charged in such calendar year pursuant to paragraph (iv) above; and

(viii) any other charge payable by the Depositary, any of the Depositary's agents, including the Custodian, or the agents of the Depositary's agents, in connection with the servicing of Deposited Shares or other Deposited Property (which charge shall be assessed against Holders as of the date or dates set by the Depositary and shall be payable at the sole discretion of the Depositary by billing such Holders for such charge or deducting such charge form one or more cash dividends or other cash distributions,

together with all expenses (including currency conversion expenses), transfer and registration fees, taxes, duties and charges payable by the Depositary, any Agent or the Custodian, or any of their agents, in connection with any of the above.

16.3 The Depositary is entitled to receive from the Company the fees, taxes, duties, charges costs and expenses (and the Company is entitled to be reimbursed for certain expenses) as specified in a separate agreement with the Depositary.

17. Agents

17.1 The Depositary shall be entitled to appoint one or more agents (the "Agents") for the purpose, *inter alia*, of making distributions to the Holders.

17.2 Notice of appointment or removal of any Agent or of any change in the specified office of the Depositary or any Agent will be duly given by the Depositary to the Holders.

18. Listing

The Company has undertaken in the Deposit Agreement to use its best endeavours to maintain, so long as any GDR is outstanding, a listing for the GDRs on the London Stock Exchange plc (the "London Stock Exchange"). For the purposes of these Conditions, the GDRs will be considered to be listed on the London Stock Exchange so long as they are admitted to the official list (the "Official List") of the Financial Services Authority in its capacity as the competent authority under the Financial Services and Markets Act 2000 (the "UK Listing Authority") and admitted to trading on the London Stock Exchange's market for listed securities.

For that purpose the Company will pay all fees and sign and deliver all undertakings required by the UK Listing Authority and the London Stock Exchange in connection with such listings. In the event that the listing on the London Stock Exchange is not maintained, the Company has undertaken in the Deposit Agreement to use its best endeavors with the reasonable assistance of the Depositary (provided at the Company's expense) to obtain and maintain a listing of the GDRs on any other internationally recognised stock exchange in Europe.

19. The Custodian

The Depositary has agreed with the Custodian that the Custodian will receive and hold (or appoint agents approved by the Depositary to receive and hold) all Deposited Property for the account and to

the order of the Depositary in accordance with the applicable terms of the Deposit Agreement which include a requirement to segregate the Deposited Property from the other property of, or held by, the Custodian PROVIDED THAT the Custodian shall not be obliged to segregate cash comprised in the Deposited Property from cash otherwise held by the Custodian. The Custodian shall be responsible solely to the Depositary PROVIDED THAT, if and so long as the Depositary and the Custodian are the same legal entity, references to them separately in these Conditions and the Deposit Agreement are for convenience only and that legal entity shall be responsible for discharging both functions directly to the Holders and the Company. The Custodian may resign or be removed by the Depositary by giving 90 days' prior notice, except that if a replacement Custodian is appointed which is a branch or affiliate of the Depositary, the Custodian's resignation or discharge may take effect immediately on the appointment of such replacement Custodian. Upon the removal of or receiving notice of the resignation of the Custodian, the Depositary shall promptly appoint a successor Custodian (approved (i) by the Company, such approval not to be unreasonably withheld or delayed, and (ii) by the relevant authority in Greece, if any), which shall, upon acceptance of such appointment, and the expiry of any applicable notice period, become the Custodian. Whenever the Depositary in its discretion determines that it is in the best interests of the Holders to do so, it may, after prior consultation with the Company, terminate the appointment of the Custodian and, in the event of any such termination, the Depositary shall promptly appoint a successor Custodian (approved (i) by the Company, such approval not to be unreasonably withheld or delayed, and (ii) by the relevant authority in Greece, if any), which shall, upon acceptance of such appointment, become the Custodian under the Deposit Agreement on the effective date of such termination. The Depositary shall notify Holders of such change immediately upon such change taking effect in accordance with Condition 23. Notwithstanding the foregoing, the Depositary may temporarily deposit the Deposited Property in a manner or a place other than as therein specified; PROVIDED THAT, in the case of such temporary deposit in another place, the Company shall have consented to such deposit, and such consent of the Company shall have been delivered to the Custodian. In case of transportation of the Deposited Property under this Condition, the Depositary shall obtain appropriate insurance at the expense of the Company if and to the extent that the obtaining of such insurance is reasonably practicable and the premiums payable are of a reasonable amount.

20. Resignation and Termination of Appointment of the Depositary

20.1 The Company may terminate the appointment of the Depositary under the Deposit Agreement by giving at least 120 days' prior notice in writing to the Depositary and the Custodian, and the Depositary may resign as Depositary by giving at least 120 days' prior notice in writing to the Company and the Custodian. Within 30 days after the giving of either such notice, notice thereof shall be duly given by the Depositary to the Holders and to the UK Listing Authority.

The termination of the appointment or the resignation of the Depositary shall take effect on the date specified in such notice; PROVIDED THAT no such termination of appointment or resignation shall take effect until the appointment by the Company of a successor depositary under the Deposit Agreement and the acceptance of such appointment to act in accordance with the terms thereof and of these Conditions, by the successor depositary. The Company has undertaken in the Deposit Agreement to use its best endeavours to procure the appointment of a successor depositary with effect from the date of termination specified in such notice as soon as reasonably possible following notice of such termination or resignation. Upon any such appointment and acceptance, notice thereof shall be duly given by the Depositary to the Holders in accordance with Condition 23 and to the UK Listing Authority.

20.2 Upon the termination of appointment or resignation of the Depositary and against payment of all fees and expenses due to the Depositary from the Company under the Deposit Agreement, the Depositary shall deliver to its successor as depositary sufficient information and records to enable such successor efficiently to perform its obligations under the Deposit Agreement and shall deliver and pay to such successor depositary all property and cash held by it under the Deposit Agreement. The Deposit Agreement provides that, upon the date when such termination of appointment or resignation takes effect, the Custodian shall be deemed to be the Custodian thereunder for such successor depositary, and the Depositary shall thereafter have no obligation under the Deposit Agreement or the Conditions (other than liabilities accrued prior to the date of termination of appointment or resignation or any liabilities stipulated in relevant laws or regulations).

20.3 In the event of any merger, take-over, consolidation or other reorganisation of The Bank of New York such that The Bank of New York ceases to exist and is replaced by a successor entity, such successor entity will be deemed at the date of such succession to have entered into an agreement with the Company in substantially the same terms as the Deposit Agreement and on the basis that the Company and such successor entity agree that the successor entity succeeds to all outstanding rights and obligations of the Depositary under the Deposit Agreement.

21. Termination of Deposit Agreement

21.1 Either the Company or the Depositary but, in the case of the Depositary, only if the Company has failed to appoint a replacement Depositary within 90 days of the date on which the Depositary has given notice pursuant to Condition 20 that it wishes to resign, may terminate the Deposit Agreement by giving 90 days' prior notice to the other and to the Custodian. Within 30 days after the giving of such notice, notice of such termination shall be duly given by the Depositary to Holders of all GDRs then outstanding in accordance with Condition 23.

21.2 During the period beginning on the date of the giving of such notice by the Depositary to the Holders and ending on the date on which such termination takes effect, each Holder shall be entitled to obtain delivery of the Deposited Property corresponding to each GDR held by it, subject to the provisions of Condition 1.1 and upon compliance with Condition 1, free of the charge specified in Condition 16.1(i) for such delivery and surrender, but together with all amounts which the Depositary is obliged to pay to the Custodian upon payment by the Holder of any sums payable by the Depositary and/or any other expenses incurred by the Depositary in connection with such delivery and surrender, and otherwise in accordance with the Deposit Agreement.

21.3 If any GDRs remain outstanding after the date of termination, the Depositary shall as soon as reasonably practicable sell the Deposited Property then held by it under the Deposit Agreement and shall not register transfers, shall not pass on dividends or distributions or take any other action, except that it will deliver the net proceeds of any such sale, together with any other cash then held by it under the Deposit Agreement, *pro rata* to Holders of GDRs which have not previously been so surrendered by reference to that proportion of the Deposited Property which is represented by the GDRs of which they are the Holders. After making such sale, the Depositary shall be discharged from all obligations under the Deposit Agreement and these Conditions, except its obligation to account to Holders for such net proceeds of sale and other cash comprising the Deposited Property without interest.

22. Amendment of Deposit Agreement and Conditions

All and any of the provisions of the Deposit Agreement and these Conditions (other than this Condition 22) may at any time and from time to time be amended by agreement between the Company and the Depositary in any respect which they may deem necessary or desirable. Notice of any amendment of these Conditions (except to correct a manifest error) shall be duly given to the Holders by the Depositary, and any amendment (except as aforesaid) which shall increase or impose fees payable by Holders or which shall otherwise, in the opinion of the Depositary, be materially prejudicial to the interests of the Holders (as a class) shall not become effective so as to impose any obligation on the Holders until the expiration of three months after such notice shall have been given. During such period of three months, each Holder shall be entitled to obtain, subject to and upon compliance with Condition 1, delivery of the Deposited Property relative to each GDR held by it upon surrender thereof, free of the charge specified in Condition 16.1(i) for such delivery and surrender but otherwise in accordance with the Deposit Agreement and these Conditions. Each Holder at the time when such amendment so becomes effective shall be deemed, by continuing to hold a GDR, to approve such amendment and to be bound by the terms thereof in so far as they affect the rights of the Holders. In no event shall any amendment impair the right of any Holder to receive, subject to and upon compliance with Condition 1, the Deposited Property attributable to the relevant GDR.

For the purposes of this Condition 22, an amendment shall not be regarded as being materially prejudicial to the interests of Holders if its principal effect is to permit the creation of GDRs in respect of additional Shares to be held by the Depositary which are or will become fully consolidated as a single series with the other Deposited Shares PROVIDED THAT temporary GDRs will represent such Shares until they are so consolidated.

23. Notices

23.1 Any and all notices to be given to any Holder shall be duly given if personally delivered, or sent by mail (if domestic, first class, if overseas, first class airmail) or air courier, or by telex or facsimile transmission confirmed by letter sent by mail or air courier, addressed to such Holder at the address of such Holder as it appears on the transfer books for GDRs of the Depositary, or, if such Holder shall have filed with the Depositary a written request that notices intended for such Holder be mailed to some other address, at the address specified in such request.

23.2 Delivery of a notice sent by mail or air courier shall be effective three days (in the case of domestic mail or air courier) or seven days (in the case of overseas mail) after despatch, and any notice sent by telex transmission, as provided in this Condition, shall be effective when the sender receives the answerback from the addressee at the end of the telex and any notice sent by facsimile transmission, as provided in this Condition, shall be effective when the intended recipient has confirmed by telephone to the transmitter thereof that the recipient has received such facsimile in complete and legible form. The Depositary or the Company may, however, act upon any telex or facsimile transmission received by it from the other or from any Holder, notwithstanding that such telex or facsimile transmission shall not subsequently be confirmed as aforesaid.

23.3 So long as GDRs are listed on the Official List of the UK Listing Authority and admitted to trading on the London Stock Exchange's market for listed securities and the rules of the UK Listing Authority or the London Stock Exchange so require, all notices to be given to Holders generally will also be published in a leading daily newspaper having general circulation in the UK (which is expected to be the *Financial Times).*

24. Reports and Information on the Company

24.1 The Company has undertaken in the Deposit Agreement (so long as any GDR is outstanding) to furnish the Depositary with six copies in the English language (and to make available to the Depositary, the Custodian and each Agent as many further copies as they may reasonably require to satisfy requests from Holders) of:

(i) in respect of the financial year ended on 31st December, 2000 and in respect of each financial year thereafter, the non-consolidated (and, if published for holders of Shares, consolidated) balance sheets as at the end of such financial year and the non-consolidated (and, if published for holders of Shares, consolidated) statements of income for such financial year in respect of the Company, prepared in conformity with generally accepted accounting principles in Greece and International Accounting Standards and reported upon by independent public accountants selected by the Company, as soon as practicable (and in any event within 180 days) after the end of such year;

(ii) if the Company publishes semi-annual financial statements for holders of Shares, such semi-annual financial statements of the Company, as soon as practicable, after the same are published and in any event no later than three months after the end of the period to which they relate; and

(iii) if the Company publishes quarterly financial statements for holders of Shares, such quarterly financial statements, as soon as practicable, after the same are published, and in any event no later than one month after the end of the period to which they relate.

24.2 The Depositary shall upon receipt thereof give due notice to the Holders that such copies are available upon request at its specified office and the specified office of any Agent.

24.3 For so long as any of the GDRs remains outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) under the United States Securities Act of 1993, as amended, if at any time the Company is neither subject to and in compliance with the reporting requirements of Section 13 or 15(d) of the United States Securities Exchange Act of 1934, as amended, nor exempt from such reporting requirements by complying with the information furnishing requirements of Rule 12g3-2(b) thereunder, the Company has agreed in the Deposit Agreement to supply to the Depositary such information, in the English language and in such quantities as the Depositary may from time to time reasonably request, as is required to be delivered to any

Holder or beneficial owner of GDRs or to any holder of Shares or a prospective purchaser designated by such Holder, beneficial owner or holder pursuant to a Deed Poll executed by the Company in favour of such persons and the information delivery requirements of Rule 144A(d)(4) under the U.S. Securities Act of 1933, as amended, to permit compliance with Rule 144A thereunder in connection with resales of GDRs or Shares or interests therein and otherwise to comply with the requirements of Rule 144A(d)(4). Subject to receipt, the Depositary will deliver such information, during any period in which the Company informs the Depositary it is subject to the information delivery requirements of Rule 144(A)(d)(4), to any such holder, beneficial owner or prospective purchaser but in no event shall the Depositary have any liability for the contents of any such information.

25. Copies of Company Notices

The Company has undertaken in the Deposit Agreement to transmit to the Custodian and the Depositary on or before the day when the Company first gives notice, by mail, publication or otherwise, to holders of any Shares or other Deposited Property, whether in relation to the taking of any action in respect thereof or in respect of any dividend or other distribution thereon or of any meeting or adjourned meeting of such holders or otherwise, such number of copies of such notice and any other material (which contains information having a material bearing on the interests of the Holders) furnished to such holders by the Company (or such number of English translations of the originals if the originals were prepared in a language other than English) in connection therewith as the Depositary may reasonably request. If such notice is not furnished to the Depositary in English, either by the Company or the Custodian, the Depositary shall, at the Company's expense, arrange for an English translation thereof (which may be in such summarised form as the Depositary may deem adequate to provide sufficient information) to be prepared. Except as provided below, the Depositary shall, as soon as practicable after receiving notice of such transmission or (where appropriate) upon completion of translation thereof, give due notice to the Holders which notice may be given together with a notice pursuant to Condition 9.1, and shall make the same available to Holders in such manner as it may determine.

26. Moneys held by the Depositary

The Depositary shall be entitled to deal with moneys paid to it by the Company for the purposes of the Deposit Agreement in the same manner as other moneys paid to it as a banker by its customers and shall not be liable to account to the Company or any Holder or any other person for any interest thereon, except as otherwise agreed and shall not be obliged to segregate such moneys from other moneys belonging to the Depositary.

27. Severability

If any one or more of the provisions contained in the Deposit Agreement or in these Conditions shall be or become invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained therein or herein shall in no way be affected, prejudiced or otherwise disturbed thereby.

28. Governing Law

28.1 The Deposit Agreement and the GDRs are governed by, and shall be construed in accordance with, English law except that the certifications set forth in Schedules 3 and 4 to the Deposit Agreement and any provisions relating thereto shall be governed by and construed in accordance with the laws of the State of New York and any United States Federal Court sitting in the Borough of Manhattan, New York City. The rights and obligations attaching to the Deposited Shares will be governed by Greek law. The Company has submitted in respect of the Deposit Agreement and the Deed Poll to the jurisdiction of the English courts and the courts of the State of New York and any United States Federal Court sitting in the Borough of Manhattan, New York City and has appointed an agent for service of process in London and the Borough of Manhattan, New York City. The Company has also agreed in the Deposit Agreement, and the Deed Poll to allow, respectively, the Depositary and the Holders to elect that Disputes are resolved by arbitration.

28.2 The Company has irrevocably appointed the Economic and Commercial Counsellor of the Greek Embassy in London, as its agent in England to receive service of process in any Proceedings in England based on the Deed Poll and appointed CT Corporation System as its agent in New York to receive service of process in any Proceedings in New York. If for any reason the Company does not have such an agent in England or New York as the case may be, it will promptly appoint a substitute process agent and notify the Holders and the Depositary of such appointment. Nothing herein shall affect the right to serve process in any other manner permitted by law.

28.3 The courts of England are to have jurisdiction to settle any disputes (each a "Dispute") which may arise out of or in connection with the GDRs and accordingly any legal action or proceedings arising out of or in connection with the GDRs ("Proceedings") may be brought in such courts. Without prejudice to the foregoing, the Depositary further irrevocably agrees that any Proceedings may be brought in any New York State or United States Federal Court sitting in the Borough of Manhattan, New York City. The Depositary irrevocably submits to the non-exclusive jurisdiction of such courts and waives any objection to Proceedings in such courts whether on the ground of venue or on the ground that the Proceedings have been brought in an inconvenient forum.

28.4 These submissions are made for the benefit of each of the Holders and shall not limit the right of any of them to take Proceedings in any other court of competent jurisdiction nor shall the taking of Proceedings in one or more jurisdictions preclude the taking of Proceedings in any other jurisdictions (whether concurrently or not).

28.5 In the event that the Depositary is made a party to, or is otherwise required to participate in, any litigation, arbitration, or Proceeding (whether judicial or administrative) which arises from or is related to or is based upon any act or failure to act by the Company, or which contains allegations to such effect, upon notice from the Depositary, the Company has agreed to fully cooperate with the Depositary in connection with such litigation, arbitration or Proceeding.

28.6 The Depositary irrevocably appoints The Bank of New York, London Branch, (Attention: The Manager) of 48th Floor, One Canada Square, London E14 5AL as its agent in England to receive service of process in any Proceedings in England based on any of the GDRs. If for any reason the Depositary does not have such an agent in England, it will promptly appoint a substitute process agent and notify the Holders of such appointment. Nothing herein shall affect the right to serve process in any other manner permitted by law.

SUMMARY OF PROVISIONS RELATING TO THE GDRs WHILE IN MASTER FORM

The GDRs will initially be evidenced by (a) a single Master Regulation S GDR in registered form and (b) a single Master Rule 144A GDR in registered form. The Master Regulation S GDR and the Master Rule 144A GDR will be deposited with The Bank of New York Depository (Nominees) Limited as common depositary for the respective accounts of Euroclear and Clearstream on the date the GDRs are issued. The Master Regulation S GDR and the Master Rule 144A GDR (collectively the "Master GDRs") contain provisions which apply to the GDRs while they are in master form, some of which modify the effect of the Conditions of the GDRs set out in this document. The following is a summary of certain of those provisions. Unless otherwise herein, the terms defined in the Conditions shall have the same meaning herein.

The Master GDRs will only be exchanged for certificates in definitive registered form representing GDRs in the circumstances described in (a), (b) or (c) below in whole but not in part. The Depositary will irrevocably undertake in the Master GDRs to deliver certificates evidencing GDRs in definitive registered form in exchange for the relevant Master GDR to the Holders within 60 days in the event that:

(a) Euroclear or Clearstream notifies the Depositary that it is unwilling or unable to continue as depositary and a successor depositary is not appointed within 90 calendar days; or

(b) either Euroclear or Clearstream is closed for business for a continuous period of 14 days (other than by reason of holiday, statutory or otherwise) or announces an intention permanently to cease business or does in fact do so, and, in each case, no alternative clearing system satisfactory to the Depositary is available within 45 days; or

(c) the Depositary has determined that, on the occasion of the next payment in respect of the GDRs, the Depositary or its agent would be required to make any deduction or withholding from any payment in respect of the GDRs which would not be required were the GDRs represented by certificates in definitive registered form.

Any exchange shall be at the expense (including printing costs) of the Company.

A GDR evidenced by an individual definitive certificate will not be eligible for clearing and settlement through Euroclear or Clearstream.

Upon any exchange of a Master GDR for certificates in definitive registered form evidencing GDRs, or any exchange of interests between the Master Rule 144A GDR and the Master Regulation S GDR or vice-versa pursuant to Clause 4 of the Deposit Agreement, or any distribution of GDRs pursuant to Conditions 5, 6, 7 or 10 or any reduction in the number of GDRs represented thereby following any withdrawal of Deposited Property pursuant to Condition 1, the relevant details shall be entered by the Depositary on the Register whereupon the number of GDRs represented by the relevant Master GDR shall be reduced or increased (as the case may be) for all purposes by the amount so exchanged and entered on the Register provided always that if the number of GDRs represented by a Master GDR is reduced to zero such Master GDR shall continue in existence until the obligations of the Bank under the Deposit Agreement and the obligations of the Depositary pursuant to the Deposit Agreement and the Conditions have terminated.

Payments, Distributions and Voting Rights

Payments of cash dividends and other amounts (including cash distributions) will, in the case of GDRs represented by a Master GDR be made by the Depositary through Euroclear and Clearstream on behalf of persons entitled thereto upon receipt of funds therefor from the Company. A free distribution or rights issue of Shares to the Depositary on behalf of the Holders may result in the record maintained by the Depositary being marked up to reflect the enlarged number of GDRs represented by the relevant Master GDR.

Payments of dividends and other cash distributions payable in respect of the GDRs represented by the Master Regulation S GDR will be made by the Depositary in euro.

Holders of GDRs will have voting rights in respect of Deposited Shares as set out in Condition 12. Voting rights will be exercised by the Depositary only upon receipt of written instructions in accordance with the Conditions.

Surrender of GDRs

Any requirement in the Conditions relating to the surrender of a GDR to the Depositary shall be satisfied by the production by the common depositary for Euroclear and Clearstream on behalf of a person entitled to an interest therein of such evidence of entitlement of such person as the Depositary may reasonably require, which is expected to be a certificate or other documents issued by Euroclear or Clearstream. The delivery or production of any such evidence shall be sufficient evidence, in favour of the Depositary, any Agent and the Custodian of the title of such person to receive (or to issue instructions for the receipt of) all money or other property payable or distributable in respect of the Deposited Property represented by such GDRs.

Notices

For as long as the Master Rule 144A GDR and the Master Regulation S GDR are registered in the name of a common depositary on behalf of Euroclear and Clearstream, notices to Holders may be given by the Depositary by delivery of the relevant notice to Euroclear or Clearstream for communication to persons entitled thereto in substitution for delivery of notices in accordance with Condition 23. So long as GDRs are admitted to the Official List of the UK Listing Authority and admitted to trading on the London Stock Exchange's market for listed securities, and the UK Listing Authority or the London Stock Exchange so requires, notices shall also be published in a leading newspaper having general circulation in the UK (which is expected to be the *Financial Times*).

The Master GDRs shall be governed by and construed in accordance with English law.

INFORMATION RELATING TO THE DEPOSITARY

The Depositary is a state-chartered New York banking corporation and a member of the United States Federal Reserve System, subject to regulation and supervision principally by the United States Federal Reserve Board. The Depositary was constituted in 1784 in the State of New York. It is a wholly owned subsidiary of The Bank of New York Bank, Inc., a New York corporation. The principal office of the Depositary is located at One Wall Street, New York, New York 10286. Its principal administrative offices are located at 620 Avenue of the Americas, 6th Floor, New York, NY 10011. A copy of the Depositary's Articles of Association, as amended, together with copies of The Bank of New York Bank, Inc.'s most recent financial statements and annual report are available for inspection at the Corporate Trust Office of the Depositary located at 101 Barclay Street, New York, NY 10286 and at The Bank of New York, One Canada Square, London E14 5AL.

TRANSFER RESTRICTIONS AND SETTLEMENT

Transfer Restrictions

The shares and GDRs have not been and will not be registered under the Securities Act or any state securities laws of the United States. Neither the shares nor the GDRs may be offered, sold or delivered within the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state laws. Accordingly, the shares and GDRs are being offered and sold:

(1) in the United States only to qualified institutional buyers ("QIBs") in reliance on and within the meaning of Rule 144A under the Securities Act; and

(2) outside the United States in compliance with Regulation S under the Securities Act.

In addition, until 40 days after the commencement of the combined offering, any offer or sale of the shares or GDRs that is made within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the Securities Act.

Each purchaser of the shares offered within the United States pursuant to Rule 144A ("Rule 144A Shares") or Rule 144A GDRs by accepting delivery of this offering circular, will be deemed to have represented and agreed that (terms used in this paragraph that are defined in Rule 144A or Regulation S are used as defined therein):

(1) It is (A) a QIB, (B) aware, and each beneficial owner of the Rule 144A Shares or Rule 144A GDRs has been advised, that the sale of the Rule 144A Shares or Rule 144A GDRs to it is being made in reliance on Rule 144A and (C) acquiring such Rule 144A Shares or Rule 144A GDRs for its own account or for the account of a QIB, as the case may be.

(2) It understands that the Rule 144A Shares and Rule 144A GDRs have not been and will not be registered under the Securities Act and may not be reoffered, resold, pledged or otherwise transferred except (A)(i) to a person who the purchaser and any person acting on its behalf reasonably believes is a QIB in a transaction meeting the requirements of Rule 144A, (ii) in an offshore transaction complying with Rule 903 or Rule 904 of Regulation S or (iii) pursuant to an exemption from registration under the Securities Act provided by Rule 144 thereunder (if available) and (B) in accordance with all applicable securities laws of the states of the United States. No representation can be made as to the availability of the exemption provided by Rule 144 for resales of the Rule 144A Shares or Rule 144A GDRs.

(3) The Rule 144A Shares and Rule 144A GDRs (in each case, to the extent they are in certificated form), unless otherwise determined by the Company in compliance with applicable law, will bear a legend substantially to the following effect, and may be offered, sold, pledged or otherwise transferred only in accordance with the legend:

    THIS RULE 144A GLOBAL DEPOSITARY RECEIPT ("THIS GDR") AND THE SHARES OF PUBLIC POWER CORPORATION S.A. (THE "SHARES") REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR WITH ANY SECURITIES REGULATORY AUTHORITY OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES. THE HOLDER HEREOF BY PURCHASING THIS GDR, AGREES FOR THE BENEFIT OF PUBLIC POWER CORPORATION, S.A. THAT THIS GDR AND THE SHARES CORRESPONDING HERETO MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (A)(1) TO A PERSON WHOM THE SELLER AND ANY PERSON ACTING ON ITS BEHALF REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER ("QIB") WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QIB IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A, (2) IN AN OFFSHORE TRANSACTION COMPLYING WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT OR (3) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER (IF AVAILABLE) AND (B) IN ACCORDANCE WITH ALL APPLICABLE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE

UNITED STATES. THE HOLDER OF THIS GDR WILL, AND EACH SUBSEQUENT HOLDER IS REQUIRED TO, NOTIFY ANY SUBSEQUENT PURCHASER OF SUCH GDR OF THE RESALE RESTRICTIONS REFERRED TO ABOVE. NO REPRESENTATION CAN BE MADE AS TO THE AVAILABILITY OF THE EXEMPTION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT FOR THE RESALE OF THIS SECURITY. NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THE FOREGOING, FOR SO LONG AS THE SHARES ARE "RESTRICTED SECURITIES" WITHIN THE MEANING OF RULE 144(a)(3) UNDER THE SECURITIES ACT, SUCH SHARES MAY NOT BE DEPOSITED INTO ANY UNRESTRICTED DEPOSITARY RECEIPT FACILITY IN RESPECT OF SHARES ESTABLISHED OR MAINTAINED BY A DEPOSITARY BANK (INCLUDING ANY SUCH FACILITY MAINTAINED BY THE DEPOSITARY FOR THE RULE 144A GLOBAL DEPOSITARY RECEIPTS), OTHER THAN A RESTRICTED DEPOSIT RECEIPT FACILITY. EACH HOLDER, BY ITS ACCEPTANCE OF THE RULE 144A GLOBAL DEPOSITARY RECEIPTS EVIDENCED HEREBY, REPRESENTS THAT IT UNDERSTANDS AND AGREES TO THE FOREGOING RESTRICTIONS. THE HOLDER OF THIS GDR WILL, AND EACH SUBSEQUENT HOLDER WILL BE REQUIRED TO, NOTIFY ANY SUBSEQUENT PURCHASERS OF SUCH GDR OF THE RESALE RESTRICTIONS REFERRED TO ABOVE.

(4) Notwithstanding anything to the contrary in the foregoing, for so long as the Rule 144A Shares are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act, the Rule 144A Shares may not by deposited into any unrestricted depositary receipt facility in respect of the shares established or maintained by a depositary bank (including any such facility maintained by the depositary for the Rule 144A global depositary receipts). They may, however, be deposited into a restricted deposit receipt facility.

(5) Any offer, sale, pledge or other transfer made other than in compliance with the foregoing restrictions will not be recognised by the Company or the depositary in respect of the Rule 144A Shares or the Rule 144A GDRs and the shares represented thereby.

(6) The Company, the Depositary, the international managers and their respective affiliates, and others will rely upon the truth and accuracy of the foregoing acknowledgements, representations and agreements. If the purchaser is acquiring any Rule 144A GDRs or Rule 144A Shares for the account of one or more QIBs, it represents that it has sole investment discretion with respect to each such account and that it has full power to make the foregoing acknowledgements, representations and agreements on behalf of each such account.

Prospective purchasers are hereby notified that sellers of the Rule 144A Shares or the Rule 144A GDRs or the shares represented thereby may be relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A.

Regulation S GDRs and Regulation S Shares

Each purchaser of the shares offered outside the United States and pursuant to Regulation S ("Regulation S Shares") or Regulation S GDRs and each subsequent purchaser of the Regulation S Shares or Regulation S GDRs in resales prior to the date 40 days after the latest of the commencement of the international offering and the closing date of the international offering ("Distribution Compliance Period") by accepting delivery of this offering circular, will be deemed to have represented, agreed and acknowledged that:

(1) It is, or at the time the Regulation S Shares or Regulation S GDRs are purchased will be, the beneficial owner of such Regulation S Shares or Regulation S GDRs (or, if it is a broker-dealer acting on behalf of its customer has confirmed to it that such customer is or, at the time the Regulation S Shares are deposited and at the time the Regulation S GDRs are issued, will be, the beneficial owner of the Regulation S Shares and of the Regulation S GDRs) and (A) is not a U.S. person (as defined in Regulation S under the Securities Act) and is located outside the United States (within the meaning of Regulation S under the Securities Act), (B) is not an affiliate of the Company or a person acting on behalf of such an affiliate, (C) is not in the business of buying and selling securities or, if it is in such business, did not acquire the securities to be deposited from the Company or any affiliate thereof in the initial distribution of Regulation S GDRs and Regulation S Shares and (D) is purchasing such Regulation S Shares or Regulation S GDRs in an offshore transaction pursuant to and in reliance on Regulation S.

(2) It understands (or, if it is a broker-dealer, its customer has confirmed to it that such person understands) that such Regulation S Shares or Regulation S GDRs and the shares represented thereby have not been and will not be registered under the Securities Act or with any regulatory authority of any state or jurisdiction of the United States and are subject to the restrictions on transfer described in the legend in (3) below.

(3) It understands that the Regulation S Shares and Regulation S GDRs (in each case to the extent they are in certificated form), unless otherwise determined by the Company in compliance with applicable law, will bear a legend substantially to the following effect and may be offered, sold, pledged or otherwise transferred only in accordance with the legend:

THIS REGULATION S GLOBAL DEPOSITARY RECEIPT ("THIS GDR") AND THE SHARES OF PUBLIC POWER CORPORATION S.A. (THE "SHARES") REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR WITH ANY SECURITIES REGULATORY AUTHORITY OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES AND, PRIOR TO THE EXPIRATION OF A DISTRIBUTION COMPLIANCE PERIOD (DEFINED AS THE PERIOD ENDING 40 DAYS AFTER THE LATEST OF THE COMMENCEMENT OF THE INTERNATIONAL OFFERING AND THE CLOSING DATE OF THE INTERNATIONAL OFFERING) MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (A) IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT OR (B) TO A PERSON WHOM THE SELLER AND ANY PERSON ACTING ON ITS BEHALF REASONABLY BELIEVE IS A QUALIFIED INSTITUTIONAL BUYER ("QIB") (WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT) IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A, IN EACH CASE, IN ACCORDANCE WITH ANY APPLICABLE LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES; PROVIDED THAT IN CONNECTION WITH ANY TRANSFER UNDER (B) ABOVE, THE TRANSFEROR SHALL PRIOR TO THE SETTLEMENT OF SUCH SALE WITHDRAW THE SHARES FROM THE REGULATION S FACILITY (AS DEFINED IN THE DEPOSIT AGREEMENT) IN ACCORDANCE WITH THE TERMS AND CONDITIONS OF THE DEPOSIT AGREEMENT AND INSTRUCT THAT SUCH SHARES BE DELIVERED TO THE CUSTODIAN UNDER THE DEPOSIT AGREEMENT FOR DEPOSIT IN THE RULE 144A FACILITY (AS DEFINED IN THE DEPOSIT AGREEMENT) THEREUNDER AND THAT RULE 144A GDRs REPRESENTED BY A MASTER RULE 144A GDRs BE ISSUED, IN ACCORDANCE WITH THE TERMS AND CONDITIONS OF THE DEPOSIT AGREEMENT, TO OR FOR THE ACCOUNT OF SUCH QIB.

UPON THE EXPIRATION OF THE DISTRIBUTION COMPLIANCE PERIOD REFERRED TO ABOVE, THIS GDR AND THE SHARES REPRESENTED HEREBY SHALL NO LONGER BE SUBJECT TO THE RESTRICTIONS ON TRANSFER PROVIDED IN THIS LEGEND, PROVIDED THAT AT THE TIME OF SUCH EXPIRATION THE OFFER OR SALE OF THE REGULATION S GLOBAL DEPOSITARY RECEIPTS REPRESENTED HEREBY AND THE SHARES REPRESENTED THEREBY BY THE HOLDER HEREOF IN THE UNITED STATES WOULD NOT BE RESTRICTED UNDER THE SECURITIES LAWS OF THE UNITED STATES OR ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

(4) It understands (or, if it is a broker-dealer, its customer has confirmed to it that such customer understands) that the Regulation S GDRs offered in reliance on Regulation S will be represented by the Regulation S Master GDR. Prior to the expiration of the Distribution Compliance Period, before any interest in the Regulation S Master GDR may be offered, sold, pledged or otherwise transferred to a person who takes delivery in the form of an interest in the Rule 144A Master GDR, the person who will (following the withdrawal of the Deposited Shares from the Regulation S Facility and deposit into the Rule 144A Facility) be the beneficial owner of the Rule 144A GDRs represented by an interest in the Rule 144A Master GDR be required to provide the Depositary with a written certification (in the form provided in the Deposit Agreement) as to compliance with the Terms and Conditions of the GDRs and the Deposit Agreement.

(5) The Company, the Depositary, the Managers and their respective affiliates, and others will rely upon the truth and accuracy of the foregoing acknowledgements, representations and agreements. Any resale or other transfer, or attempted resale or other transfer, made other than

in compliance with the above-stated restrictions shall not be recognised by the Company or the Depositary in respect of the Regulation S GDRs, the Regulation S GDRs evidenced thereby and the shares represented thereby.

Clearance and Settlement

Custodial and depositary links have been established among Clearstream and Euroclear to facilitate the initial issue of the GDRs and cross-market transfers of the GDRs associated with the secondary market trading.

The Clearing Systems

Clearstream and Euroclear

Clearstream and Euroclear each hold securities for participating organisations and facilitate the clearance and settlement of securities transactions between their respective participants through the electronic book-entry changes in accounts of such participants. Clearstream and Euroclear provide to their respective participants, among other things, services for safekeeping, administration, clearance and settlement of internationally-traded securities and securities lending and borrowing. Clearstream and Euroclear participants are financial institutions throughout the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organisations. Indirect access to Clearstream or Euroclear is also available to others, such as banks, brokers, dealers and trust companies which clear through or maintain a custodial relationship with Clearstream or Euroclear participants, either directly or indirectly.

Distributions of dividends and other payments with respect to book-entry interests in the GDRs held through Clearstream or Euroclear will be credited, to the extent received by the Depositary, to the cash accounts of Clearstream or Euroclear participants in accordance with the relevant system's rules and procedures.

Registration and Form

Book-entry interests in the Regulation S GDRs held through Clearstream and Euroclear will be evidenced by the Master Regulation S GDR registered in the name of the Common Nominee. The Master Regulation S GDR Certificate will be held by the Common Depositary. Book-entry interests in the Rule 144A GDRs held through Euroclear and Clearstream will be evidenced by the Master Rule 144A GDR registered in the name of the Common Nominee. The Rule 144A Master GDR Certificate will be held by the Common Depositary. As necessary, the Depositary will adjust the amounts of GDRs on the Register for the accounts of Clearstream and Euroclear to reflect the amounts of GDRs held through Clearstream and Euroclear, respectively. Beneficial ownership in GDRs will be held through financial institutions as direct and indirect participants in Clearstream and Euroclear.

The aggregate holdings of book-entry interests in the GDRs in Clearstream and Euroclear will be reflected in the book-entry accounts of each such institution. Clearstream and Euroclear, as the case may be, and every other intermediate holder in the chain to the beneficial owner of book-entry interest in the GDRs, will be responsible for establishing and maintaining accounts for their participants and customers having interests in the book-entry interests in the GDRs. The Depositary will be responsible for maintaining a record of the aggregate holdings of GDRs registered in the name of The Bank of New York Depository (Nominees) Limited, where represented by a Master GDR, and/or in the name of the relevant Holders where held in definitive registered form. The Depositary will be responsible for ensuring that payments received by it from the Company for Holders holding through Clearstream and Euroclear are credited to Clearstream or Euroclear, as the case may be.

The Company will not impose any fees in respect of the GDRs; however, certain fees and expenses are payable to the Depositary in accordance with the terms and conditions of the GDRs. Holders of book-entry interests in the GDRs may incur fees normally payable in respect of the maintenance and operation of accounts in Clearstream and Euroclear.

Global Clearance and Settlement Procedures

Settlement

On completion of the combined offering, the GDRs will be in global form evidenced by the Master GDRs. Purchasers electing to hold book-entry interests in the GDRs through Clearstream and Euroclear accounts will follow the settlement procedures applicable to conventional depositary receipts. Book-entry interests in the GDRs will be credited to Clearstream and Euroclear participant securities clearance accounts on the business day following the Closing Date against payment (value Closing Date).

Secondary market trading

Trading between Clearstream and/or Euroclear participants

Secondary market sales of book-entry interests in the GDRs held through Clearstream or Euroclear to purchasers of book-entry interests in the GDRs through Clearstream or Euroclear will be conducted in accordance with the normal rules and operating procedures of Clearstream and Euroclear and will be settled using the normal procedures applicable to depositary receipts.

General

Although the foregoing sets out the procedures of Clearstream and Euroclear in order to facilitate the transfers of interests in the GDRs among participants of Euroclear and Clearstream, none of Clearstream or Euroclear are under any obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time.

None of the Company, the Depositary, the Custodian nor their respective agents will have any responsibility for the performance by Clearstream or Euroclear or their respective participants of their respective obligations under the rules and procedures governing their operations.

Shares

The Shares will settle through the facilities of the ASE. You should read "The Athens Stock Exchange and Settlement—Settlement, Clearance and the Central Securities Depositary" for more information.

TAXATION

The following summary describes certain of the tax consequences of the purchase, ownership and disposition of shares and GDRs. It is not a complete description of all the possible tax consequences of such purchase, ownership or disposition. This summary is based on the laws as in force and as applied in practice on the date of this offering circular and is subject to changes to those laws and practices subsequent to the date of this offering circular. You should consult your own advisers as to the tax consequences of the acquisition, ownership and disposal of shares and GDRs in light of your particular circumstances, including the effect of any other national laws.

Greek taxation

The following is a summary of certain Greek tax considerations which may be relevant to the acquisition, ownership and disposition of shares and GDRs. The summary does not purport to be nor should it be relied upon as a comprehensive description or analysis of all the tax considerations which may be relevant to a decision to acquire shares.

The summary is based on tax laws and regulations in effect in Greece on the date hereof, which are subject to change without notice. Prospective purchasers or holders of shares and GDRs should consult their own tax advisers as to the Greek or other tax consequences arising from the acquisition, ownership and disposition of shares, having regard to their particular circumstances.

Taxation of the Company

The net income of *société anonymes* having registered shares listed on the ASE is taxed at a flat rate of 35%.

Taxation of Dividends

No withholding taxes are imposed by Greece on the payment of dividends on the shares or GDRs.

Taxation of Capital Gains

Under Article 38 of Law 2238/1994, as now in force, capital gains resulting from the sale of shares by Greek enterprises maintaining double entry accounting records will not be subject to income tax, provided that such gains are maintained in a special reserve account in the accounting records. In the case of distribution or dissolution of the enterprise, these gains will be added to income and will be taxed accordingly.

Capital gains from the sale of shares earned by natural persons without obligation to maintain double entry accounting records (Greek or foreign residents) and enterprises domiciled in Greece without obligation to maintain double entry accounting records are exempt from taxation without the need to comply with any requirements.

By virtue of Article 27 of Law 2703/1999 capital gains from the sale of securities listed on stock exchanges outside Greece, including the GDRs, earned by Greek tax residents (natural persons or legal entities) are also exempt from taxation.

Capital gains of U.S. Holders and UK Holders that are not Greek residents on the sale or other disposition of shares or GDRs will not be subject to income taxation in Greece.

Stamp Duty and Transfer Taxes

The issuance and transfer of shares and GDRs as well as the payment of dividends therefrom is exempt from stamp duty in Greece.

A transfer tax is imposed on transfers of ASE-listed securities at the rate of 0.3% of the purchase price. The tax is borne by the seller and is charged by the CSD to brokerage firms, who then in turn charge their clients. In the case of a transfer of registered shares, a levy (payable by each of the buyer and

the seller) of approximately 0.04% of the value of the transaction is applied by the CSD. In addition, a commission is paid to the brokers in the case of purchase or sale of listed shares.

Inheritance of Succession Taxes

Inheritance of succession taxes are payable in Greece on shares of Greek-domiciled companies on a progressive system which depend on the degree of the relationship between the deceased and the beneficiary. The taxable basis for stock exchange-listed shares is prescribed in the Legislative Decree 118/1973, as amended and currently in force.

Gift Tax (Donation Taxes)

A similar system of progressive taxation applies to the donation of listed shares.

Potential purchasers should consult their own tax advisors concerning the overall Greek tax (including Greek capital gains, inheritance or succession, and gift tax) consequences of the purchase, ownership and disposition of shares.

United States federal income taxation

The following summary describes certain U.S. federal income tax consequences that may be relevant with respect to the acquisition, ownership and disposition of our shares or GDRs. This summary addresses only U.S. federal income tax considerations of holders that will hold the shares and/or GDRs as capital assets. It does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase the shares and/or GDRs. In particular, this summary does not address tax considerations applicable to holders that may be subject to special tax rules including, without limitation, the following: (a) financial institutions; (b) insurance companies; (c) dealers or traders in securities or currencies; (d) tax-exempt entities; (e) persons that will hold shares or GDRs as part of a "hedging" or "conversion" transaction or as a position in a "straddle" for U.S. federal income tax purposes; (f) persons that have a "functional currency" other than the U.S. dollar; and (g) persons that own (or are deemed to own) 10% or more (by voting power) of our stock. Further, this summary does not address alternative minimum tax consequences.

This summary is based on the Internal Revenue Code of 1986, as amended, U.S. Treasury Regulations and judicial and administrative interpretations thereof, and the Convention Between the United States of America and the Kingdom of Greece for the Avoidance of Double Taxation and the Prevention of Financial Evasion with Respect to Taxes on Income, in each case as in effect and available on the date of this offering circular. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The U.S. Treasury Department has expressed concern that depositaries for depositary receipts, or other intermediaries between the holders of shares of an issuer and the issuer, may be taking actions that are inconsistent with the claiming of U.S. foreign tax credits by U.S. holders of such receipts or shares. Accordingly, the analysis regarding the availability of a U.S. foreign tax credit for Greek taxes and sourcing rules described below could be affected by future actions taken by the U.S. Treasury Department.

Each prospective investor should consult its own tax advisor with respect to the U.S. federal, estate, state, local, gift and other tax consequences of acquiring, owning and disposing of shares or GDRs. U.S. Holders should also review the discussion under "Taxation—Greek Taxation" for the Greek tax consequences to a U.S. Holder of the ownership of shares or GDRs.

For purposes of this summary a "U.S. Holder" is a beneficial owner of shares or GDRs that is, for U.S. federal income tax purposes: (a) a citizen or resident of the United States; (b) a corporation or other entity treated as a corporation for U.S. tax purposes created or organised in or under the laws of the United States or any state thereof (including the District of Columbia); (c) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (d) a trust if (i) a court within the United States is able to exercise primary supervision over its administration and (ii) one or more U.S. persons have the authority to control all of the substantial decisions of such trust. If a

partnership holds shares or GDRs, the consequences to a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partner of a partnership holding shares or GDRs should consult its tax advisor. A "Non-U.S. Holder" is a beneficial owner of shares that is not a U.S. Holder.

Distributions

Subject to the discussion "Taxation—Passive Foreign Investment Company Considerations", the gross amount of any distributions that is actually or constructively received by a U.S. Holder with respect to shares and/or GDRs will be a dividend includible in gross income of a U.S. Holder as ordinary income to the extent of our current and accumulated earnings and profits as determined under U.S. federal income tax principles. Dividends paid on shares or GDRs generally will constitute income from sources outside the United States and will not be eligible for the "dividends received" deduction.

A distribution to a U.S. Holder in excess of our current and accumulated earnings and profits will be treated first as a non-taxable return of capital to the extent of such U.S. Holder's adjusted tax basis in its shares or GDRs, and any distribution in excess of such basis will constitute capital gain, and will be long-term capital gain (taxable at a reduced rate for individual holders) if the shares and/or GDRs were held for more than one year. A further reduced tax rate may apply to capital gains on shares or GDRs held by individual holders for more than five years.

We do not maintain our calculations of our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will generally be treated as a dividend. The amount of any distribution of property other than cash will be the fair market value of the property on the date of the distribution.

The gross amount of any distribution paid in euros (or other foreign currency) will be included in the gross income of a U.S. Holder in an amount equal to the U.S. dollar value of the euros (or other foreign currency) calculated by reference to the exchange rate in effect on the date received by the Depositary (in the case of GDRs) or by the U.S. Holder (in the case of shares), regardless of whether the euros (or other foreign currency) are converted into U.S. dollars. If the euros (or other foreign currency) are converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognise foreign currency gain or loss in respect of the dividend. If the euros (or other foreign currency) received as a dividend are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the euros (or other foreign currency) equal to its U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the euros (or other foreign currency) will be treated as ordinary income or loss, and will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Subject to the discussion under "Taxation — Backup Withholding and Information Reporting", a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on dividends received on shares or GDRs unless that income is effectively connected with the conduct by that Non-U.S. Holder of a trade or business within the United States.

Sale or Other Disposition of the Shares or GDRs

Subject to the PFIC rules discussed below, a U.S. Holder will generally recognise a gain or loss for U.S. federal income tax purposes upon the sale or exchange of shares or GDRs in an amount equal to the difference between the U.S. dollar value of the amount realised from such sale or exchange and the U.S. Holder's tax basis in such shares or GDRs. Such gain or loss will be a capital gain or loss and will be long-term capital gain (taxable at a reduced rate for individuals) if the shares or GDRs were held for more than one year. A further reduced tax rate may apply to capital gain on shares or GDRs held by individual holders for more than five years. Any such gain or loss would generally be treated as from sources within the United States. The deductibility of capital losses is subject to significant limitations.

A U.S. Holder that receives euros on the sale or other disposition of shares or GDRs will realise an amount equal to the U.S. dollar value of the euros on the date of sale (or in the case of cash basis and electing accrual basis taxpayers, the U.S. dollar value of the euro on settlement date). If a U.S.

Holder receives euros upon a sale or exchange of shares or GDRs, gain or loss, if any, recognised on the subsequent sale, conversion or disposition of such euros will be ordinary income or loss, and will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. However, if such euros are converted into U.S. dollars on the date received by the U.S. Holder, a cash basis or electing accrual U.S. Holder should not recognise any gain or loss on such conversion.

Subject to the discussion under "Taxation—Backup Withholding and Information Reporting", a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on any gain realised on the sale or exchange of shares or GDRs unless: (a) that gain is effectively connected with the conduct by that Non-U.S. Holder of a trade or business in the United States, or (b) in the case of any gain realised by an individual Non-U.S. Holder, that holder is present in the United States for 183 days or more in the taxable year of the sale or exchange and certain other conditions are met.

Passive Foreign Investment Company Considerations

We believe that we are not, and we do not expect to become, a passive foreign investment company ("PFIC"), for U.S. federal income tax purposes. However, because this is a factual determination made annually at the end of the taxable year, there can be no assurance that we will not be considered a PFIC for any future taxable year. If we were a PFIC in any year, special, possibly materially adverse, consequences would (as discussed below) result for U.S. Holders.

A corporation organised outside the United States generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which either: (a) at least 75% of its gross income is "passive income", or (b) on average at least 50% of the gross value of its assets is attributable to assets that produce "passive income" or are held for the production of passive income. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions. In determining whether it is a PFIC a foreign corporation is required to take into account a pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest.

If we are a PFIC in any year during which a U.S. Holder owns shares or GDRs, the U.S. Holder will be subject to additional taxes on any excess distributions received from us and any gain realised from the sale or other disposition of the shares or GDRs (whether or not we continue to be a PFIC). A U.S. Holder has an excess distribution to the extent that distributions on the shares or GDRs during a taxable year exceed 125% of the average amount received during the three preceding taxable years (or, if shorter, the U.S. Holder's holding period). To compute the tax on the excess distributions or any gain, (a) the excess distribution or the gain is allocated ratably over the U.S. Holder's holding period, (b) the amount allocated to the current taxable year and any year before we became a PFIC is taxed as ordinary income in the current year, and (c) the amount allocated to other taxable years is taxed at the highest applicable marginal rate in effect for each year and an interest charge is imposed to recover the deemed benefit from the deferred payment of the tax attributable to each year.

Some of the rules with respect to distributions and dispositions described above may be avoided if a U.S. Holder makes a valid "mark-to-market" election (in which case, subject to certain limitations, the U.S. Holder would essentially be required to take into account the difference, if any, between the fair market value and the adjusted tax basis of its shares and/or GDRs at the end of a taxable year as ordinary income (or, subject to certain limitations, ordinary loss), in calculating its income for such year). In addition, gains from an actual sale or other disposition of shares or GDRs will be treated as ordinary income, and any losses will be treated as ordinary losses to the extent of any "mark-to-market" gains for prior years. A "mark-to-market" election is only available to U.S. Holders in any tax year that the PFIC stock is considered "regularly traded" on a "qualified exchange" within the meaning of applicable U.S. Treasury regulations. PFIC stock is "regularly traded" if, among other requirements, it is traded on at least 15 days during each calendar quarter. The London Stock Exchange, will constitute a qualified Exchange and the Athens Stock Exchange may constitute a qualified exchange if it meets certain trading, listing, financial disclosure and other requirements set forth in the Treasury regulations. Investors should consult their own tax advisers as to whether the shares or the GDRs would qualify for the mark-to-market election.

Some of the above rules may also be avoided if a U.S. Holder is eligible for and timely makes a valid "QEF election" (in which case the U.S. Holder generally would be required to include in income on a

current basis its pro rata share of the ordinary income and net capital gains of the company). In order to be able to make the QEF election, we would be required to provide a U.S. Holder with certain information. We may decide not to provide the required information.

Prospective purchasers are urged to consult their own tax advisors regarding the consequences of an investment in a PFIC.

Backup Withholding and Information Reporting

Backup withholding and information reporting requirements may apply to certain payments to U.S. Holders of dividends on shares or GDRs and to the proceeds of a sale or redemption of a share or GDR. We, our agent, a broker, or any paying agent, as the case may be, may be required to withhold tax from any payment that is subject to backup withholding at a maximum rate of 30.5% (which rate is scheduled to change as a result of recent U.S. legislation) of such payment if the U.S. Holder fails (a) to furnish the U.S. Holder's taxpayer identification number, (b) to certify that such U.S. Holder is not subject to backup withholding or (c) to otherwise comply with the applicable requirements of the backup withholding rules. Certain U.S. Holders (including, among others, corporations) are not subject to the backup withholding and information reporting requirements. Non- U.S. Holders who hold their shares or GDRs through a U.S. broker or agent or through the U.S. office of a non-U.S. broker or agent may be required to comply with applicable certification procedures to establish that they are not U.S. Holders in order to avoid the application of such information reporting requirements and backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a U.S. Holder generally may be claimed as a credit against such U.S. Holder's U.S. federal income tax liability provided that the required information is furnished to the U.S. Internal Revenue Service.

U.S. Holders should consult their own tax advisers as to their qualification for exemption from backup withholding and the procedure for obtaining this exemption.

United Kingdom taxation

The comments below are of a general nature and are based on current United Kingdom law and published Inland Revenue practice as at the date of this offering circular. The summary only covers the principal UK tax consequences for the absolute beneficial owners of shares and GDRs (a) who are resident or ordinarily resident in the UK for tax purposes or who are carrying on a trade or business in the UK through a branch or agency to which the holding of the shares or GDRs (as the case may be) are attributable, (b) who are not resident in Greece and (c) who do not have a permanent establishment or fixed base in Greece with which the holding of the shares or GDRs is connected ("UK Holders"). In addition, this summary (1) only addresses the tax consequences for UK Holders who hold the shares or GDRs as capital assets, and does not address the tax consequences which may be relevant to certain other categories of UK Holders, for example, dealers and (2) assumes that the UK Holder is not a company which either directly or indirectly controls 10% or more of the voting power of the Company and (3) assumes that there will be no register in the UK in respect of the shares or GDRs and neither the shares or GDRs will be held by a depositary in the UK and (4) assumes that neither the shares or GDRs will be paired with shares issued by a company incorporated in the UK.

The following is intended only as a general guide and is not intended to be, nor should it be considered to be, legal or tax advice to any particular UK Holder. Potential investors should satisfy themselves as to the overall tax consequences, including, specifically, the consequences under UK law and Inland Revenue practice, of acquisition, ownership and disposition of the shares or GDRs in their own particular circumstances, by consulting their own tax advisers.

Taxation of Dividends

A UK Holder, who is an individual, will generally be subject to UK income tax on the dividends paid by the Company. A UK Holder will be treated as having paid income tax at a rate of 10% of the aggregate of the net cash dividend received and the amount corresponding to the 10% income tax liability (the "gross dividend"), with the effect that UK Holders who are liable to income tax at the starting rate or basic rate will not be required to pay any additional amount in respect of income tax on the net cash

dividend received and UK Holders who are liable to income tax at the higher rate will be required to pay additional income tax at the rate of 22.5% of the gross dividend (which is equal to 25% of the net cash dividend received). If any Greek withholding tax is withheld from the payment of a dividend (and not recoverable from the Greek authorities) it will generally be available as a credit against the income tax payable by the UK Holder in respect of the dividend. However, credit will only be given for Greek withholding tax to the extent that it does not exceed the amount of UK income tax that would have been payable on the dividends absent any Greek withholding tax. You should also read "Greek Taxation—Taxation of Dividends".

A UK Holder, which is a UK resident company, will generally be subject to UK corporation tax at 30% on the gross amount of any dividends paid by the Company. If any Greek withholding tax is withheld from the payment of a dividend (and not recoverable from the Greek authorities) it will generally be available as a credit against the corporation tax payable by the UK Holder in respect of the dividend. A credit for Greek withholding tax will generally be limited to the amount of United Kingdom corporation tax payable by a UK Holder in respect of the dividends. You should also read "Greek Taxation—Taxation of Dividends".

Holders of the shares or GDRs who are individuals may wish to note that the Inland Revenue will have the power to obtain information (including the name and address of the beneficial owner of the dividend) from any person in the UK who, after 5th April, 2002, either pays a dividend to or receives a dividend for the benefit of an individual. However, Inland Revenue published practice indicates that the Inland Revenue will not exercise its power to obtain such information in relation to dividends paid or received on or before 5th April, 2003. Such information may, in certain circumstances, be exchanged by the Inland Revenue with the tax authorities of other jurisdictions.

Taxation of Capital Gains

The disposal or deemed disposal of the shares or GDRs by a UK Holder who is resident or ordinarily resident in the UK may give rise to a chargeable gain or an allowable loss for the purposes of UK taxation of capital gains.

As regards a UK Holder who is an individual, the principal factors that will determine the extent to which such gain will be subject to capital gains tax ("CGT") are the extent to which the UK Holder realises any other capital gains in that year, the extent to which the UK Holder has incurred capital losses in that or any earlier year, the level of the annual allowance of tax-free gains in the tax year in which the disposal takes place (the "annual exemption") and the level of available taper relief.

Taper relief will reduce the proportion of any gain realised on the disposal of the shares or GDRs that is brought into the charge to CGT if (in the case of non-business assets) the shares or GDRs are held by the UK Holders for at least three years. A reduction of 5% of the gain is made for each whole year for which the shares or GDRs have been held in excess of two years. In the case of non-business assets, the maximum reduction available is 40% after ten complete years of holding.

The annual exemption for individuals is to be £7,500 for the 2001/2002 tax year and, under current legislation, this exemption is, unless Parliament decides otherwise, increased annually in line with the rate of increase in the retail price index. UK Holders should be aware that the UK Parliament is entitled to withdraw this link between the level of the annual exemption and the retail prices index or even to reduce the level of the annual exemption for future tax years below its current level.

A UK Holder which is a UK resident company, is entitled to an indexation allowance which applies to reduce capital gains to the extent that they arise due to inflation. Indexation allowance may reduce a chargeable gain but not create any allowable loss.

Stamp Duty and Stamp Duty Reserve Tax

No UK stamp duty will be payable on a transfer of the shares or GDRs provided that any instrument of transfer is not executed in the UK and does not relate to any property situate or to any matter or thing done or to be done in the UK.

No UK stamp duty reserve tax will be payable on an agreement to transfer shares or GDRs.

UNDERWRITING

The combined offering consists of an international offering, a Greek offering and an employee offering. The international offering includes an offering of shares, directly or in the form of GDRs, by the international managers to institutional investors outside the United States in compliance with Regulation S under the Securities Act, and in the United States to QIBs, as defined in and in reliance on Rule 144A under the Securities Act, through their respective selling agents. ABN AMRO Rothschild, Alpha Finance Investment & Brokerage S.A., Goldman Sachs International and National Bank of Greece S.A. are acting as the joint global coordinators of the combined offering and ABN AMRO Rothschild and Goldman Sachs International are acting as the joint lead managers and bookrunners on behalf of the international managers named below in the international offering. The Greek offering consists of an offering to the public and to institutional investors in Greece. In addition, shares are concurrently being offered to our employees by the Hellenic Republic through a private placement.

The international managers named below have agreed pursuant to an underwriting agreement dated 8th December, 2001 (the "Underwriting Agreement") with the Company and the Hellenic Republic, as selling shareholder, subject to the fulfillment of certain conditions, severally either to procure subscribers or purchasers, or subscribe for or purchase, as the case may be, the respective number of shares set forth opposite its name below, at a price of € 12.70 per share and per GDR or, in the case of shares to be acquired by holders of privatisation certificates, at a price of € 12.07 per share. The Company and the Hellenic Republic have agreed to pay to the international managers a combined management and underwriting commission of 1.52 per cent. of the price per share and per GDR with a further selling concession of 2.28 per cent. of the price per share and per GDR.

In respect of the additional shares, the Hellenic Republic has agreed to pay in equal proportion to ABN AMRO Rothschild, Goldman Sachs International, National Bank of Greece S.A. and Alpha Finance Investment & Brokerage S.A. a praecipium of 0.38 per cent. of the price per share of the additional shares transferred to the international managers and Greek managers, and to the international managers and Greek managers a selling concession of 2.28 per cent. of the price per share of the additional shares.

The obligations of the international managers under the Underwriting Agreement are subject to the fulfillment of certain conditions precedent set out in a Greek underwriting agreement entered into by ABN AMRO Rothschild, Alpha Finance Investment & Brokerage S.A., National Bank of Greece S.A., the Company and the Hellenic Republic dated 8th December, 2001.

International Managers	Number of shares
ABN AMRO Rothschild	6,557,115
Goldman Sachs International	6,557,115
Alpha Finance Investment & Brokerage S.A.	819,640
Banca IMI S.p.A.	819,640
Deutsche Bank AG London	819,640
National Bank of Greece S.A. (London Branch)	819,640
Total	16,392,790

In addition, the Company and the Hellenic Republic have agreed to reimburse the international managers for certain of their expenses in connection with the sale of the shares and GDRs and to indemnify the international managers against certain liabilities, including liabilities under the Securities Act. The Underwriting Agreement provides that the obligations of the international managers are subject to certain conditions precedent and entitles the international managers to terminate it in certain circumstances prior to full payment to the Company or, as the case may be, the Hellenic Republic.

The closing of the combined offering is conditional, *inter alia*, upon the admission of the GDRs to the official list of the UKLA and to trading on the LSE's market for listed securities. The offering price of the shares and GDRs in the combined offering has been determined by negotiation between the Hellenic Republic and the joint global coordinators and may bear no relationship to the market price of the shares and GDRs subsequent to the combined offering.

The Company and the Hellenic Republic have agreed in the Underwriting Agreement that during the period of 180 days from the date of this Offering Circular they will not directly or indirectly offer, sell, contract to sell or issue or otherwise dispose of any shares of the same class or series as the shares or GDRs including but not limited to any securities that are convertible into or exchangeable for, or that represent the right to receive shares or GDRs or any such substantially similar securities, or purchase or sell any option or other guarantee or enter into any swap, hedge or other agreement that would have similar economic consequences to the foregoing, in each case without the prior written consent of the joint global coordinators (such consent not to be unreasonably withheld).

Certain of the managers have from time to time performed services for us and the Hellenic Republic and have normal banking relationships with us and the Hellenic Republic in the ordinary course of their business.

Selling Restrictions

General

No action has been or will be taken in any jurisdiction that would permit a public offering of the shares or GDRs, or the possession, circulation or distribution of this offering circular or any other material relating to the Company or the shares or the GDRs, in any jurisdiction where action for the purpose is required. Accordingly, the shares and GDRs may not be offered or sold, directly or indirectly, and neither this offering circular nor any other offering material or advertisements in connection with the shares or GDRs may be distributed or published, in or from any country or jurisdiction, except in compliance with any applicable rules and regulations of any such country or jurisdiction.

United States

The shares and GDRs have not been and will not be registered under the Securities Act, and may not be offered or sold within the United States or to, or for the benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the Securities Act. Terms used in this section have the meaning given to them by Regulation S.

The shares and GDRs are being offered and sold outside the United States in reliance on Regulation S. Accordingly, each international manager has represented and agreed that it will not offer or sell the shares or GDRs as part of its allocation at any time other than outside the United States in accordance with Rule 903 of Regulation S or to QIBs in the United States through their U.S. broker-dealer affiliates in accordance with Rule 144A.

In addition, until 40 days after the commencement of the combined offering, an offer or sale of shares or GDRs within the U.S. by a dealer that is not participating in the combined offering may violate the registration requirements of the Securities Act if such offer or sale is made otherwise than in accordance with Rule 144A under the Securities Act or pursuant to another exemption from registration under the Securities Act.

United Kingdom

Each international manager has represented and agreed that: it has not offered or sold and will not offer or sell any GDRs to persons in the United Kingdom prior to admission of the GDRs to listing in accordance with Part VI of the UK Financial Services and Markets Act 2000 (the "FSMA"), except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 or the FSMA; it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers at Securities Regulations 1995; it has only communicated or caused to be communicated and will only communicate or cause

to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale of any shares or GDRs in circumstances in which section 21(1) of the FSMA does not apply to the Company; and it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares or GDRs in, from or otherwise involving the United Kingdom.

Greece

This offering circular has not been submitted to the approval procedure of the CMC Commission or the ASE, pursuant to Law 876/79 and Presidential Decree 52/92, respectively, and accordingly may not be used in connection with any offer to purchase or sell any shares or GDRs or as part of any form of general solicitation or advertising in circumstances that would constitute an offer to the public in Greece.

Canada

Each international manager, severally and not jointly, has (a) acknowledged that the distribution of shares or GDRs in Canada is being made only on a basis exempt from the requirement that the Company prepares and files a prospectus with the securities regulatory authorities in each province or territory where trades of shares or GDRs are effected; (b) represented and warranted that it has complied with, or is exempt from, the dealer registration requirements of the securities regulatory authorities in each province or territory where trades of shares or GDRs are effected; (c) represented, warranted and agreed with the Company that any offer or sale of the shares or GDRs in Canada by it has been and will be made in accordance with applicable securities laws in each relevant jurisdiction in Canada; (d) agreed with the Company to file any required reports or documents with the securities regulatory authorities in each relevant jurisdiction in Canada; and (e) agreed with the Company that the distribution of the shares or GDRs shall not be advertised in Canada.

Japan

Each international manager has represented and agreed that the shares and GDRs have not been and will not be registered under the Securities and Exchange Law of Japan and are not being offered or sold and may not be offered or sold, directly or indirectly, in Japan, or to, or for the benefit of, any resident of Japan except pursuant to any exemption from the registration requirements of, and otherwise in compliance with, (a) the Securities and Exchange Law of Japan and (b) other applicable laws and regulations of Japan. As used in this paragraph, the term resident of Japan means any person resident in Japan, including any corporation or other entity organised under the laws of Japan.

Netherlands

Each international manager has represented and agreed that the shares and the GDRs have not been and will not be offered or sold to any individuals or legal entities in the Netherlands other than to individuals or legal entities who or which trade in securities in the conduct of their profession or trade, which includes banks, securities intermediaries, insurance companies, pension funds, other institutional investors and commercial enterprises which, as an ancillary activity, regularly invest or trade in securities.

LEGAL MATTERS

The validity of the shares will be passed upon for PPC S.A. by Kyriakides-Georgopoulos, Greek counsel to PPC S.A. and the Hellenic Republic as selling shareholder and for the international managers by Law Office E. Stratigis, Greek counsel to the international managers. The validity of the GDRs will be passed upon for PPC S.A. by Allen & Overy, United States and English counsel to PPC S.A. and the selling shareholder and for the international managers by Freshfields Bruckhaus Deringer, United States and English counsel to the international managers.

INDEPENDENT AUDITORS

Our financial statements as at and for the three years ended 31st December, 2000 and as at and for the six months ended 30th June, 2000 and 2001 included in this offering circular have been audited by Arthur Andersen, independent auditors, as stated in their report included in this offering circular.

GENERAL INFORMATION

1) We are a corporation incorporated under Greek law 2773/1999 and pursuant to Presidential Decree 333/2000 (registered number 7829/01/B/00/768) in the Hellenic Republic on 1st January, 2001.

2) Arthur Andersen of 377 Syngrou Avenue, Athens 17671 have audited our financial statements for the years ended 31st December, 1998, 1999 and 2000 and the six months ended 30th June, 2000 and 2001, included in this offering circular, which have been prepared in accordance with IAS. These consolidated financial statements are subject to qualifications by Arthur Andersen in their audit report. The Arthur Andersen report is qualified as to the sufficiency of detail of our fixed asset register, which precluded them from performing certain audit tests and the absence of provisions in our financial statements, prior to 2000, for pensions and social security liabilities. Arthur Andersen's report on the financial statements prepared in accordance with IAS is included in this offering circular.

   Arthur Andersen have given and have not withdrawn their written consent to the inclusion in this offering circular of their name, report and references to them in the form and context in which they appear and have authorised the contents of their report for the purposes of Regulation 6(1)(e) of the Financial Services and Markets Act 2000 (Official Listing of Securities) Regulations 2001.

   American Appraisal (Hellas) Limited have given and have not withdrawn their written consent to the inclusion of this offering circular of their name, report and references to them in the form and context in which they appear and have authorised the contents of their report for the purposes of Regulation 6(1)(e) of the Financial Services and Markets Act 2000 (Official Listing of Securities) Regulations 2001.

3) The following contracts have been or will be entered into by us in connection with the combined offering:

   (a) the Underwriting Agreement and the Greek underwriting agreement;

   (b) the Deposit Agreement; and

   (c) the Deed Poll.

4) For a period of 14 days from the date of this offering circular, copies of the following documents (together with English translations thereof where appropriate) will be available for inspection during normal business hours at the offices of Allen & Overy, One New Change, London EC4M 9QQ:

   (a) our articles of incorporation;

   (b) this offering circular;

   (c) our audited consolidated financial statements for the financial periods ended 31st December, 1998, 1999 and 2000 and 30th June, 2000 and 2001, including the report of Arthur Andersen on such financial statements;

   (d) the contracts referred to in paragraph (3) above;

   (e) the American Appraisal valuation report referred to in American Appraisal's summary report included in this offering circular; and

   (f) the summary report of the American Appraisal valuation report.

5) Except as disclosed in "Our Business — Legal Proceedings" (save for Environmental Proceedings) on pages 93 to 95, we are not involved in any legal or arbitration proceedings, which may have, or have had during the last 12 months, a significant effect on our financial position, nor are we aware that any such proceedings are pending or threatened.

6) There has been no material adverse change in the financial position or prospects of the Company or its subsidiaries since 31st December, 2000, and there has been no significant change in the financial or trading position of the Company and its subsidiaries since 30th June, 2001.

7) The offer and sale of the shares and the GDRs was authorised and approved at an extraordinary general assembly of the Company held on 22nd November, 2001 and the issuance of this offering circular was approved by the general assembly of shareholders at a meeting held on 30th November, 2001. Allocation of the shares and the GDRs will be authorised by our Chief Executive Officer pursuant to an authorisation granted by the general assembly of shareholders on 30th November, 2001. In addition, there will be a meeting of the board of directors to acknowledge receipt by the Company of the value of the share capital increase, which is expected to be held on 12th December, 2001. All consents, approvals, authorisations or other orders required under the prevailing laws of the Hellenic Republic have been given or obtained for the offer and sale of the shares and the GDRs.

8) Under our articles of incorporation, our objectives are, *inter alia*, the carrying on of commercial and industrial activities in the energy sector in Greece and abroad, including the carrying on of commercial and industrial activities in the electricity sector, both in Greece and abroad, the engineering and design, supervision, construction, maintenance and operation of power stations, the carrying on of commercial and industrial activities in the telecommunications sector and the participation in enterprises carrying on similar activities.

9) No temporary documents of title will be issued.

10) The combined offering commenced on 26th November, 2001 and remained open until 7th December, 2001.

GLOSSARY OF SELECTED ELECTRICITY TERMS

The following explanations are not technical definitions, but they could assist investors in understanding some of the terms used in this document:

Base load	Minimum continuous demand in a power system.
Base load station	A station normally operated to meet all or part of the base load and which consequently produces electricity at an essentially constant rate. A base load station typically has relatively high capital costs and low unit operating costs.
CCGT (Combined Cycle Gas Turbine)	A type of generating unit that produces electricity through the combined operation of both gas turbines and steam turbines. Conventional boilers or other generators recover and use the heat exiting from gas turbines to run the steam turbines.
CO_2	Carbon dioxide.
Co-generation	The simultaneous generation of steam for industrial or other purposes and for electricity generation.
Distribution network	The low, medium and high voltage lines, connections and installations in the Hellenic Republic required for the distribution of electricity from the transmission system to the end customers. The distribution network includes the electricity network on the autonomous islands.
Electricity Directive	Directive 96/92 of the European Parliament and of the Council of the European Union.
Forced Outage Factor	The amount of energy that a power station did not produce during the year because of unplanned outages as a percentage of the maximum energy that the station could have produced during that year, operating continuously at installed capacity.
Generating unit	An electric generators together with the turbine or other device which drives it.
Gigawatt (GW)	1,000,000,000 watts (1,000 megawatts).
Gigawatt hour (GWh)	One gigawatt of power supplied or demanded for one hour.
Immediate availability	The amount of available energy that a power station could have produced, net of energy losses due to the power station during that year, as a percentage of the maximum energy that the station could have produced during that year, operating continuously at installed capacity.
Installed capacity	The nameplate capacity of a generating unit.
Intermediate load station	A station normally operated to meet the range of demand from base load and peak load.
Kilovolt (kV)	1,000 volts.
Kilovolt ampere (kVA)	1,000 volt amperes.
Kilowatt (kW)	1,000 watts.
Kilowatt hour (kWh)	One kilowatt of power supplied or demanded for one hour.
Km	Kilometre.
Megawatt (MW)	1,000,000 watts (1,000 kilowatts).

Megawatt hour (MWh)	One megawatt of power supplied or demanded for one hour.
Megavolt ampere (MVA)	1,000,000 volt amperes.
NOx	Nitrogen oxides.
Peak load station	A station normally operated to meet the maximum electrical demand in a stated period of time. A peak load station is characterised by quick start times and generally high operating costs but low capital costs.
SO_2	Sulphur dioxide.
Substation	Electricity installation which switches and/or changes or regulates the voltage of electricity in a transmission and distribution system.
Terawatt (TW)	1,000,000,000,000 watts.
Terawatt hour (TWh)	One terawatt of power supplied or demanded for one hour.
Total availability	The amount of available energy that a power station could have produced, net of all energy losses during the year, as a percentage of the maximum energy that the station could have produced during that year, operating continuously at installed capacity.
Transmission system	The high voltage lines, connections and installations in the Hellenic Republic and the equipment and control installations required for the uninterrupted transfer of electricity from one power station to a sub-station, from one sub-station to another sub-station or to and from any connection. The transmission system does not include the generation facilities, lines and high voltage installations forming part of the distribution network, nor the electricity network on the autonomous islands.
Volt	The basic unit of electrical potential analogous to water pressure.
Volt ampere	The basic unit of apparent electrical power.
Watt	The basic unit of active electrical power.

INDEX TO FINANCIAL STATEMENTS

PUBLIC POWER CORPORATION S.A. AND SUBSIDIARIES

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT

To:
Public Power Corporation S.A.

We have audited the accompanying consolidated balance sheets of Public Power Corporation S.A. (a Greek Corporation) and its subsidiaries (the "Company") as at December 31, 1998, 1999 and 2000 and June 30, 2000 and 2001 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the years ended December 31, 1998, 1999 and 2000 and the six month periods ended June 30, 2000 and 2001 (expressed in millions of Greek Drachmae). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. An audit also includes an assessment of the accounting principles used and significant judgements and estimates made by management, as well as an evaluation of the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As further explained in Note 19 to the accompanying financial statements, under Law 2773/99, enacted on December 22, 1999, the Greek State assumed all the Company's pension, medical and other employee benefit liabilities. Prior to that date, because of uncertainties regarding the Company's legal obligations in respect of such benefits towards its employees and pensioners, the Company was unable to quantify the related amounts and, accordingly, was accounting for such costs on a cash basis. As a result, (a) the accompanying balance sheet as at December 31, 1998 does not include, on an actuarially determined basis in accordance with International Accounting Standards, the above liabilities (b) the statements of operations for the years 1998 and 1999 do not include, on the above actuarial basis, the related costs and (c) the statement of operations for 1999 does not include the relief that was granted, on December 22, 1999, when the Greek State assumed the above liabilities.

As further explained in Note 12 to the accompanying financial statements, the Company does not maintain a sufficiently detailed fixed asset register and, as a result, we could not verify the related accounts to a physical count, on a test basis, of the respective fixed assets.

In our opinion, except for the effect on the balance sheet as at December 31, 1998 and on the statements of operations for the years ended December 31, 1998 and 1999, of not accounting for the pension and other liabilities discussed in the third paragraph above, and such adjustments, if any, as might have been disclosed had we been able to perform the audit tests and procedures necessary as discussed in the preceding paragraph, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Public Power Corporation S.A. and its subsidiaries as at December 31, 1998, 1999 and 2000 and as at June 30, 2000 and 2001 and the results of their operations and their cash flows for the years ended December 31, 1998, 1999 and 2000 and the six month periods ended June 30, 2000 and 2001, in accordance with International Accounting Standards.

ARTHUR ANDERSEN

Athens, Greece
October 26, 2001

PUBLIC POWER CORPORATION S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 1998, 1999, 2000 AND JUNE 30, 2000 AND 2001
(Expressed in millions of Greek Drachmae)

		December 31,				June 30,		
	Note	1998* GRD	1999 GRD	2000 GRD	*2000 Euro*	2000 GRD	2001 GRD	*2001 Euro*
					in millions			*in millions*
ASSETS								
Current Assets:								
Cash and cash equivalents	6	19,524	25,493	4,754	*14*	39,360	121,514	*357*
Marketable and other securities	7	16,225	19,934	20,603	*60*	20,752	24,083	*70*
Trade receivables, net	8	163,736	166,780	170,803	*501*	165,962	171,691	*504*
Other receivables, net	9	69,824	71,331	30,362	*89*	41,201	34,550	*101*
Materials, spare parts and supplies, net	10	166,735	196,769	193,778	*569*	200,826	195,814	*575*
PPC Personnel Insurance Organisation	19	0	0	92,878	*273*	51,606	35,879	*105*
Other current assets	11	6,934	10,518	17,583	*52*	8,199	5,516	*16*
Total current assets		442,978	490,825	530,761	*1,558*	527,906	589,047	*1,728*
Non-Current Assets:								
Property, plant and equipment, net	12	1,659,898	1,787,487	1,970,723	*5,783*	1,864,122	2,046,079	*6,005*
Intangible assets, net	13	480	454	1,264	*4*	303	1,057	*3*
Deferred tax assets	16	27,760	30,554	32,357	*95*	34,149	39,298	*115*
Other non-current assets	14	33,388	30,035	22,288	*65*	20,964	14,543	*43*
Total non-current assets		1,721,526	1,848,530	2,026,632	*5,947*	1,919,538	2,100,977	*6,166*
Total assets		2,164,504	2,339,355	2,557,393	*7,505*	2,447,444	2,690,024	*7,894*
LIABILITIES AND EQUITY								
Current Liabilities:								
Trade and other payables	15	147,119	153,585	187,855	*551*	181,160	177,608	*521*
Income tax payable	16	0	6,359	7,725	*23*	13,832	21,732	*64*
Accrued and other current liabilities	17	24,777	32,006	34,905	*102*	30,468	40,101	*118*
Short-term borrowings	20	35,355	21,997	10,144	*30*	18,568	7,430	*22*
Current portion of long-term debt	21	268,675	248,365	198,820	*583*	173,356	190,895	*560*
Total current liabilities		475,926	462,312	439,449	*1,289*	417,384	437,766	*1,285*
Non-Current Liabilities:								
Long-term debt, net of current portion	21	1,184,759	1,320,589	1,537,453	*4,512*	1,449,714	1,607,711	*4,718*
Provisions	18	51,468	55,995	60,709	*178*	59,298	61,739	*181*
Deferred income tax liability	16	27,469	30,855	34,593	*102*	31,461	36,309	*107*
Deferred subsidies & customers' contributions	23	300,942	319,434	330,961	*971*	326,046	348,497	*1,023*
Other non-current liabilities	24	111,202	115,458	113,374	*333*	107,417	137,147	*402*
Total non-current liabilities		1,675,840	1,842,331	2,077,090	*6,096*	1,973,936	2,191,403	*6,431*
Equity:								
Share capital	25	0	0	220,000	*646*	0	220,000	*646*
State contributions	25	38,797	38,797	0	*0*	38,797	0	*0*
Reversal of fixed assets' statutory revaluation surplus, included in share capital	12	0	0	(181,203)	*(532)*	0	(181,203)	*(532)*
Reserves	26	66,030	80,401	77,467	*227*	77,605	76,773	*225*
Accumulated Deficit		(92,089)	(84,486)	(75,410)	*(221)*	(60,278)	(54,715)	*(161)*
Total equity	36	12,738	34,712	40,854	*120*	56,124	60,855	*178*
Total liabilities and equity		2,164,504	2,339,355	2,557,393	*7,505*	2,447,444	2,690,024	*7,894*

***The balance sheet as at December 31, 1998 does not reflect a substantial liability to employees and pensioners. This liability was assumed by the Greek State in accordance with the provisions of Law 2773/99 enacted on December 22, 1999 (see note 19).**

Exchange rate used for the convenience translation of the December 31, 2000 and June 30, 2001 balances: GRD 340.75 to € 1.00

The accompanying notes are an integral part of these balance sheets.

PUBLIC POWER CORPORATION S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000
AND FOR THE SIX MONTHS ENDED JUNE 30, 2000 AND 2001
(Expressed in millions of Greek Drachmae—except per share data)

		December 31,				June 30,		
	Note	1998* GRD	1999* GRD	2000 GRD	*2000 Euro*	2000 GRD	2001 GRD	*2001 Euro*
					in millions			*in millions*
REVENUES:								
Revenue from energy sales		839,980	897,054	966,285	*2,836*	472,087	496,240	*1,456*
Other		8,862	9,192	11,042	*32*	5,309	5,643	*17*
	30	848,842	906,246	977,327	*2,868*	477,396	501,883	*1,473*
EXPENSES:								
Payroll cost	31	217,287	231,837	233,396	*685*	118,259	122,642	*360*
Pension deficit	19	43,056	45,751	—	—	—	—	—
Fossil fuel		128,463	130,209	138,696	*407*	68,072	66,100	*194*
Liquid fuel		103,791	109,532	165,479	*486*	67,179	68,305	*200*
Natural gas		18,171	38,135	93,610	*275*	38,439	53,499	*157*
Depreciation & amortisation	32	53,499	60,629	73,041	*214*	30,757	38,795	*114*
Impairment loss	4(h)	0	0	14,774	*43*	0	0	*0*
Utilities and maintenance		19,210	24,121	27,015	*79*	12,458	10,758	*31*
Materials and consumables		19,460	22,381	23,900	*70*	13,238	12,808	*38*
Energy purchases		15,878	5,854	10,673	*31*	3,034	14,297	*42*
Third party fees		3,467	4,382	6,167	*18*	2,111	3,352	*10*
Taxes and duties		4,609	4,976	5,239	*15*	2,684	3,632	*11*
Provision for risks		1,995	4,372	2,518	*7*	1,202	911	*3*
Provision for slow-moving materials		1,189	1,216	2,400	*7*	1,335	1,828	*5*
Provision for doubtful accounts		2,656	4,877	2,842	*8*	1,281	1,409	*4*
Other expenses	33	14,838	14,780	24,439	*72*	16,300	6,883	*20*
COST OF ENERGY SOLD		647,569	703,052	824,189	*2,418*	376,349	405,219	*1,189*
PROFIT FROM OPERATIONS		201,273	203,194	153,138	*450*	101,047	96,664	*284*
Financial expenses	34	(167,004)	(131,871)	(114,833)	*(337)*	(56,461)	(48,240)	*(142)*
Financial income		12,915	15,362	11,427	*34*	5,707	2,950	*9*
Foreign currency gains (losses), net		(51,350)	(68,593)	(32,596)	*(96)*	(23,408)	(4,311)	*(13)*
Other income (expense), net	35	9,238	12,714	5,235	*15*	5,489	2,177	*6*
PROFIT (LOSS) BEFORE TAX		5,072	30,806	22,371	*66*	32,374	49,240	*145*
Provision for income taxes	16	(6,070)	(9,035)	(13,901)	*(41)*	(8,842)	(13,707)	*(40)*
PROFIT (LOSS) AFTER TAX		(998)	21,771	8,470	*25*	23,532	35,533	*104*
Earnings (loss) per share, basic and diluted		(4.54)	98.96	38.50	*0.11*	106.96	161.51	*0.47*
Weighted average number of shares		220,000,000	220,000,000	220,000,000	*220,000,000*	220,000,000	220,000,000	*220,000,000*

***The statements of operations for the years ended December 31, 1998 and 1999 do not reflect a provision for a substantial liability to employees and pensioners. This liability was assumed by the Greek State in accordance with the provisions of Law 2773/99 enacted on December 22, 1999 (see note 19).**

Exchange rate used for the convenience translation of the December 31, 2000 and June 30, 2001 balances: GRD 340.75 to € 1.00

The accompanying notes are an integral part of these statements.

PUBLIC POWER CORPORATION S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000
AND THE SIX MONTHS ENDED JUNE 30, 2001
(Expressed in millions of Greek Drachmae)

			Reserves				
	Share Capital	Reversal of Revaluation Gains	Marketable Securities Valuation Surplus	Tax Free and Other Reserves	Total	Accumulated Deficit	Grand Total
Balance, December 31, 1997	38,797	—	2,842	49,967	52,809	(81,040)	10,566
Net loss for the year	—	—	—	—	0	(998)	(998)
Dividends declared	—	—	—	—	0	(931)	(931)
Transfer to reserves	—	—	—	9,188	9,188	(9,188)	0
Transfer to taxes payable	—	—	—	(1,260)	(1,260)	—	(1,260)
Valuation of marketable securities	—	—	5,367	—	5,367	—	5,367
Other movements	—	—	—	(74)	(74)	68	(6)
Balance, December 31, 1998	38,797	—	8,209	57,821	66,030	(92,089)	12,738
Net income for the year	—	—	—	—	—	21,771	21,771
Dividends declared	—	—	—	—	—	(1,730)	(1,730)
Transfer to reserves	—	—	—	12,469	12,469	(12,469)	0
Valuation of marketable securities	—	—	1,970	—	1,970	—	1,970
Other movements	—	—	—	(68)	(68)	31	(37)
Balance, December 31, 1999	38,797	—	10,179	70,222	80,401	(84,486)	34,712
Net income for the year	—	—	—	—	—	8,470	8,470
Establishment of share capital	181,203	(181,203)	—	—	0	—	0
Valuation of marketable securities	—	—	(2,354)	—	(2,354)	—	(2,354)
Other movements	—	—	—	(580)	(580)	606	26
Balance, December 31, 2000	220,000	(181,203)	7,825	69,642	77,467	(75,410)	40,854
IAS 39 transition adjustment on valuation of swap agreements	—	—	—	—	—	(14,838)	(14,838)
Net income for the period	—	—	—	—	—	35,533	35,533
Valuation of marketable securities	—	—	(694)	—	(694)	—	(694)
Balance, June 30, 2001	220,000	(181,203)	7,131	69,642	76,773	(54,715)	60,855

The accompanying notes are an integral part of these statements.

PUBLIC POWER CORPORATION S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2000
(Expressed in millions of Greek Drachmae)

			Reserves				
	Share Capital	Reversal of Revaluation Gains	Marketable Securities Valuation Surplus	Tax Free and Other Reserves	Total	Accumulated Deficit	Grand Total
Balance, December 31, 1999	38,797	—	10,179	70,222	80,401	(84,486)	34,712
Net income for the period	—	—	—	—	0	23,532	23,532
Valuation of marketable securities	—	—	(2,216)	—	(2,216)	—	(2,216)
Other movements	—	—	—	(580)	(580)	676	96
Balance, June 30, 2000	38,797	—	7,963	69,642	77,605	(60,278)	56,124

The accompanying notes are an integral part of this statement.

PUBLIC POWER CORPORATION S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000
AND THE SIX MONTHS ENDED JUNE 30, 2000 AND 2001
(Expressed in millions of Greek Drachmae)

	December 31,				June 30,		
	1998 GRD	1999 GRD	2000 GRD	*2000 Euro*	2000 GRD	2001 GRD	*2001 Euro*
				in millions			*in millions*
Cash Flows from Operating Activities:							
Net income for the year/period	(998)	21,771	8,470	*25*	23,532	35,533	*104*
Adjustments to reconcile net income to net cash provided by operating activities:							
Depreciation & amortisation	84,820	94,611	110,309	*324*	48,586	57,541	*169*
Amortisation of subsidies & customers' participation	(23,971)	(25,853)	(27,422)	*(80)*	(13,269)	(14,091)	*(41)*
Impairment loss	0	0	14,774	*43*	0	0	*0*
Fair value loss of swaps	0	0	0	*0*	0	2,408	*7*
Gain on sale of marketable securities	(871)	(2,892)	0	*0*	0	0	*0*
Interest income	(7,886)	(8,857)	(5,485)	*(16)*	(2,877)	(1,255)	*(4)*
Provision for risks	5,981	10,620	17,018	*50*	12,981	4,267	*13*
Unrealised foreign exchange differences on long-term debt	39,240	51,910	22,691	*67*	23,864	4,021	*12*
Unrealised gain from distribution network retirements	(2,489)	(3,069)	(3,482)	*(10)*	(1,563)	(1,981)	*(6)*
Provision for unbilled revenue	(4,717)	(2,491)	(3,674)	*(11)*	(2,448)	(2,058)	*(6)*
Provision for income taxes	6,070	9,035	13,901	*41*	8,842	13,707	*40*
Interest expense	156,076	120,896	106,337	*312*	52,458	43,671	*128*
Operating profit before working capital changes	251,255	265,681	253,437	*744*	150,106	141,763	*416*
(Increase) Decrease in:							
Accounts receivable, trade and other	(4,402)	(6,938)	30,716	*90*	25,052	(4,426)	*(13)*
Other current assets	(1,087)	(4,257)	(7,709)	*(23)*	865	11,258	*33*
PPC-Personnel Insurance Organisation	0	0	(92,878)	*(273)*	(51,606)	56,998	*167*
Materials, spare parts and supplies	(8,984)	(25,111)	7,556	*22*	(2,268)	97	*0*
Other long-term assets	(249)	(2,927)	(1,271)	*(4)*	(245)	1,164	*4*
Increase (Decrease) in:							
Accounts payable	(3,987)	5,524	36,055	*106*	29,288	(10,252)	*(30)*
Other long-term liabilities	4,584	4,256	(2,085)	*(6)*	(8,041)	(234)	*(1)*
Accrued liabilities excluding bank loan interest	2,074	4,566	7,347	*22*	4,569	6,429	*19*
Income taxes paid	(4,307)	(2,084)	(10,600)	*(31)*	(4,359)	(4,925)	*(14)*
Other taxes paid	(1,260)	0	0	*0*	0	0	*0*
Net Cash from Operating Activities	233,637	238,710	220,568	*647*	143,361	197,872	*581*
Cash Flows from Investing Activities:							
Capital expenditure for property and equipment and software	(243,377)	(225,363)	(312,768)	*(918)*	(126,661)	(134,759)	*(395)*
Disposal of fixed assets and software	55	122	157	*0*	27	89	*0*
Proceeds from subsidies and customers' contributions	43,887	44,342	38,953	*114*	19,882	31,627	*93*
Proceeds from OAE bonds	3,780	4,601	6,281	*18*	6,281	9,315	*27*
Interest received	7,131	9,530	6,129	*18*	4,331	2,065	*6*
Proceeds from sale of marketable securities	1,219	3,335	10	*0*	0	0	*0*
Acquisition of marketable securities	0	(502)	0	*0*	0	0	*0*
Investment in subsidiaries	0	0	(298)	*(1)*	0	(147)	*0*
Net Cash used in Investing Activities	(187,305)	(163,935)	(261,536)	*(768)*	(96,140)	(91,810)	*(269)*
Cash Flows from Financing Activities:							
Net change in short-term borrowings	(930)	(13,358)	(11,853)	*(35)*	(3,429)	(2,714)	*(8)*
Proceeds from long-term debt	386,879	348,176	393,091	*1,153*	166,007	114,233	*335*
Principal payments of long-term debt	(275,449)	(284,422)	(248,518)	*(729)*	(135,737)	(55,916)	*(164)*
Interest paid	(155,266)	(118,234)	(110,787)	*(325)*	(58,564)	(44,903)	*(132)*
Dividends paid	(1,768)	(931)	(1,730)	*(5)*	(1,730)	0	*0*
Other	(6)	(37)	26	*0*	99	(2)	*0*
Net Cash from (used in) Financing Activities	(46,540)	(68,806)	20,229	*59*	(33,354)	10,698	*31*
Net increase in cash and cash equivalents	(208)	5,969	(20,739)	*(61)*	13,867	116,760	*343*
Cash and cash equivalents at beginning of year/period	19,732	19,524	25,493	*75*	25,493	4,754	*14*
Cash and cash equivalents at end of year/period	19,524	25,493	4,754	*14*	39,360	121,514	*357*

Exchange rate used for the convenience translation of the December 31, 2000 and June 30, 2001 balances: GRD 340.75 to € 1.00

The accompanying notes are an integral part of these statements.

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

1. COMPANY'S FORMATION AND OPERATIONS:

Public Power Corporation ("PPC" or "Company") was established in 1950 for an unlimited duration as a corporation for electricity generation, transmission and distribution throughout Greece. PPC headquarters are located at 30 Chalkokondili Street, Athens, 104-32 Greece. Company's employees at December 31, 1998, 1999 and 2000 and at June 30, 2000 and 2001 totaled approximately 33,500, 32,900, 31,600, 32,300 and 31,000, respectively.

As an integrated electric utility, the Company generates electricity in its own 99 power generating stations, transmits electricity through approximately 10,900 kilometres of high voltage power lines and distributes electricity to consumers through approximately 195,000 kilometres distribution network. The Company also produces the lignite for its lignite-fired power stations from its five lignite mines.

2. LEGAL FRAMEWORK:

Until the enactment of Law 2773/1999, referred to as the Liberalisation Law, the Company operated as a wholly owned state utility whose objective was to develop the country's energy resources and to provide low cost electricity to support the development of the Greek economy. In 1999, the Hellenic Republic enacted the Liberalisation Law, which incorporated the provisions of Directive 96/92 of the European Parliament and of the Council of the European Union or the Electricity Directive, into Greek legislation and which liberalised the Greek electricity market. The Liberalisation Law provided for, among other provisions, the transformation of PPC into a *société anonyme*, to enable the Company to adopt commercial objectives. PPC's transformation to a *société anonyme* became effective on January 1, 2001.

The main provisions of Law 2773 are the following:

- The establishment of the Energy Regulatory Authority ("RAE"), with the function of monitoring the operation of all sectors of the Greek energy market. RAE became fully operational on July 1, 2000.
- Competition in power generation will be introduced through the granting of generating licences, in respect of the main interconnected system.
- Ownership of the national grid ("transmission system" and "distribution network") remains and will continue to remain exclusively with PPC. PPC is entitled to use the system, for other, non-electricity related, purposes (such as telecommunications), subject to obtaining any necessary licences.
- PPC is entitled to operate and exploit the distribution network.
- Supply of energy to Eligible and, as regards PPC to Non-Eligible customers too, is permitted to the holders of a supply licence.
- Effective February 19, 2001, with the exception of non-interconnected islands consumers with an annual consumption of more than 100 GWh per point of consumption (eligible customers) are allowed to conclude supply contracts with energy suppliers on the basis of private agreements as defined in decisions of the Ministry of Development on the RAE's recommendations. Supply of energy to non-eligible customers is an obligation of PPC.
- Under Article 34, an independent legal entity, the "Public Power Corporation Personnel Insurance Organisation" ("PIO"), was established, which will operate separately from PPC. PPC will pay to PIO solely all employer and employee contributions, with any eventual pension and health insurance shortfall being funded by the State Budget (Note 19).
- The Greek State is not permitted to hold less than 51% of the voting shares of PPC after any increase in its share capital (Note 25).

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

Hellenic Electricity Transmission System Operator S.A. ("HTSO"): Law 2773 provided for the establishment of the System Operator, a *société anonyme* operating under the rules of private economy and subject to the provisions of Law 2190/1920. Presidential Decree 328/7.12.00 through which the HTSO was officially incorporated on December 12, 2000, announced its Articles of Incorporation, which among others, specified the following:

1. PPC has the exclusive ownership rights of the transmission system and the obligation to develop it according to the planning of the HTSO, as well as to maintain it and ensure its operational and technical integration.
2. The HTSO shall operate, exploit, ensure the maintenance and implement the development of the transmission system throughout the country, as well as of its interconnections with other networks, in order to ensure the country's energy supply in a sufficient, secure, economically efficient and reliable manner.
3. The share capital of the HTSO is set at GRD 100 million (10,000 registered shares, of Greek Drachmae ten thousands par value each). The Greek State must always own at least 51% of the share capital. Generation licence holders connected to the System, including PPC, may own the remaining 49% in proportion to their generating capacity connected to the transmission system.
4. Matters corresponding to terms and conditions of the employment of PPC personnel by the HTSO by way of seconded staff shall be regulated by a contract between PPC and the HTSO. The HTSO will compensate PPC for the respective costs.
5. PPC will receive compensation from the HTSO for the use of the transmission system.
6. PPC is entitled to use the transmission system, as its exclusive owner, for other, non-energy related, purposes (such as telecommunications, subject to obtaining any necessary licences).

On January 16, 2001, PPC paid GRD 49 million to the HTSO (Note 14) for 49% of its initial share capital. On February 16, 2001, PPC and HTSO entered into an agreement as described under item (4) above. To-date, approximately 160 PPC employees have been transferred to the HTSO. These employees remain on PPC's payroll. Under the terms of such agreement, PPC shall be refunded for all payroll and other benefits as well as the employer's contributions, plus a percentage reflecting any other type of indirect cost relating to the administrative support services of such employees. The above percentage has not yet been determined.

On May 3, 2001, PPC and HTSO entered into another agreement as described under item (5) above which was also approved by RAE and the Ministry of Development. As specified in the agreement and in Law 2773, the calculation of the compensation fee will incorporate PPC's budgeted, direct and indirect transmission costs, depreciation of assets, and a return on PPC's invested capital in the transmission system. The compensation fee has not yet been quantified by PPC.

Up to June 30, 2001, the total costs incurred by PPC on behalf of the HTSO, since its incorporation on 12 December 2000, totaled GRD 1,379, reflecting payroll, organisational studies and various other expenses. PPC intends in accordance with the agreements, to charge this amount, together with the compensation fee to the HTSO. However, this has neither been billed nor charged, as at June 30, 2001.

Public Service Obligations: The Company, being the dominant local electricity provider in Greece, is subject to public service obligations that affect its costs, and which may not be imposed on prospective competitors. The Company will only receive compensation from the HTSO for meeting its service obligations to the extent there are competitors. This compensation will be in proportion to the Company's public sector obligations in relation to those of its competitors.

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

3. BASIS OF PRESENTATION:

(a) ***Basis of Financial Statements:*** The accompanying financial statements are prepared under the historical cost convention as modified by the revaluation of certain assets to fair value and assuming the Company will continue as a going concern. They comply with International Accounting Standards ("IAS") as issued by the International Accounting Standards Committee (IASC) and interpretations issued by the Standard Interpretation Committee (SIC) of the IASC. There are no such standards adopted in advance of their effective dates. The Company presents its financial statements in accordance with IAS for the first time. The accompanying financial statements have been based on the reissued statutory financial statements (see below), appropriately adjusted and reclassified by certain out-of-book memorandum adjustments for conformity with the standards prescribed by the International Accounting Standards Committee.

(b) ***Statutory Accounting:*** The Company until recently maintained its accounting records and prepared its financial statements for regulatory purposes largely in accordance with Greek Corporate Law 2190/1920 and the applicable tax legislation, except that no reserves were established for asset writedowns, for certain liabilities and provisions. Based on Law 2941/12.9.2001, recently ratified by the Greek Parliament, management proceeded in the full adoption of accounting standards provided by the Greek Corporate Law and the Greek National Chart of Accounts and reissued financial statements under Greek GAAP for fiscal years 1998 onwards. Under the provisions of Law 2941/12.9.2001, all adjustments deemed necessary for the full adoption of Greek GAAP were recorded in a separate account in shareholders' equity. This account balance will be offset with the revaluation surplus that will result from the presentation of the Company's fixed assets at fair market values (Note 12).

(c) ***Approval of Financial Statements:*** The Company's reissued statutory financial statements for the years ended December 31, 1998, 1999 and 2000 and for the six month periods ended June 30, 2000 and 2001 have been approved by the Board of Directors on October 9, 2001 and the financial statements prepared under IAS for the same periods on October 24, 2001.

(d) ***Use of Estimates:*** The preparation of financial statements in conformity with IAS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

4. PRINCIPAL ACCOUNTING POLICIES:

The principal accounting policies used in the preparation of the accompanying financial statements are as follows:

(a) Basis of Consolidation: The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. Subsidiary undertakings (companies in which PPC directly or indirectly has an interest of more than one half of the voting rights or otherwise has power to exercise control over the operations) have been consolidated. Subsidiaries are consolidated from the date on which effective control is transferred to the Group and are no longer consolidated from the date of disposal. All significant intercompany balances and transactions have been eliminated. Where necessary, accounting policies for subsidiaries have been revised to ensure consistency with the policies adopted by the Company. The Company's subsidiaries (currently having limited operations) that were fully consolidated in the accompanying financial statements are as follows:

Consolidated Subsidiary	Ownership Interest	Country of Incorporation	Principal Activities
PPC Renewables S.A.	100%	Greece	Engineering, consulting, technical and commercial services
Cogen S.A.	100%	Greece	Consulting Services
PPC Telecommunications Services S.A.	100%	Greece	Telecommunication services

(b) ***Foreign Currency Translation:*** The Company's measurement as well as reporting currency is the Greek Drachmae. Transactions involving other currencies are converted into Greek Drachmae using the exchange rates which, were in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities that are denominated in other currencies are adjusted to reflect the current exchange rates. Gains or losses resulting from foreign currency adjustments are included in foreign currency gains (losses), net, in the accompanying statements of operations.

(c) ***Financial Instruments:*** Financial assets and liabilities carried on the balance sheet, include cash, cash equivalents, receivables, investments, current liabilities, long-term debt and derivative financial instruments. The accounting policies on recognition and measurement of these items are disclosed in the respective accounting policies included in this note. Financial instruments are classified as assets, liabilities or equity in accordance with the substance of the related contractual arrangement. Interest, dividends, gains and losses relating to financial instruments classified as assets or liabilities, are reported as income or expense, respectively. Financial instruments are offset when the Company has a legally enforceable right to offset and intends to settle either on a net basis or to realise the asset and settle the liability simultaneously.

(i) ***Fair Value:*** The carrying amounts reflected in the accompanying balance sheets for cash and cash equivalents, receivables, and current liabilities approximate their respective fair values due to the relatively short-term maturity of these financial instruments. The fair values of marketable securities are based on their quoted market prices. The fair values of long-term debt are as described in Note 21 below. The fair values of derivative instruments are based upon marked to market valuations (discounted cash flow analysis).

(ii) ***Credit Risk:*** The Company has no significant concentrations of credit risk with any single counterparty.

With respect to derivative financial instruments, the off-balance sheet risk in outstanding swap agreements involves both the risk of a counterparty not performing under the terms of the contract and the risk associated with changes in market value. The Company monitors its positions, the credit ratings of counterparties and the level of contracts it enters into with any counterparty. The counterparties to these contracts are major financial institutions. The Company has a policy of entering into contracts with parties that meet stringent qualifications and, given the high level of credit quality of its derivative counterparties, the Company does not believe it is necessary to enter into collateral arrangements.

(iii) ***Interest Rate and Foreign Currency Risk:*** With respect to its long-term debt, the management of the Company closely monitors the fluctuations in foreign currency exchange and in interest rates and evaluates the need to enter into any financial instruments to mitigate those risks, on an ongoing basis. In this respect, the Company enters into interest rate and currency swap contracts to reduce the exposure to interest rate and currency fluctuations.

Up to December 31, 2000 interest rate swaps were accounted for as cash flow type hedges of designated long-term debt on an accrual basis, as the interest rate swaps held were expected by the Company to be highly effective in achieving offsetting changes in the cash flows attributable to the hedged item. The interest payable and interest receivable under the swap is accrued and recorded as an adjustment to the interest expense of the designated long-term debt. Up to December 31, 2000 currency swaps were not recognised as assets and liabilities in the accompanying financial statements.

Effective January 1, 2001 in accordance with IAS 39 "Financial Instruments: Recognition and Measurement", such instruments are measured at fair values and recognised as assets or liabilities in the accompanying financial statements. The resulting transition adjustment has been included in equity as an adjustment to the opening balance of accumulated deficit.

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

Changes in the fair value of derivatives that are designated and qualify as cash flow hedges and that are highly effective are recognised in equity. Where a hedged forecasted transaction or firm commitment results in the recognition of an asset or of a liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability. Otherwise, amounts deferred in equity are transferred to the income statement and classified as revenue or expense in the same periods during which the hedged firm commitment or forecasted transaction affects the income statement. Certain derivative transactions, while providing effective economic hedges under the Company's risk management policies, do not qualify for hedge accounting under the rules in IAS 39. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39, are recognised immediately in the income statement.

(iv) ***Market Risk:*** The Company has not entered into any hedging transactions to cover its exposure to price movements arising from the purchase of the natural gas, electricity and liquid fuel.

(d) ***Property, Plant and Equipment:*** For financial reporting purposes, property, plant and equipment is stated at acquisition cost less accumulated depreciation. Assets constructed by PPC are added to property, plant and equipment at cost which includes direct technical payroll costs related to construction (inclusive of related employer contributions) and applicable general overhead costs. With the exception of assets relating to the distribution network (see Note 12), for all other assets that are retired or sold, their cost and related depreciation is removed from the accounts at the time of sale or retirement, and any gain or loss is included in the accompanying statements of operations. Repairs and maintenance are charged to expenses as incurred.

(e) ***Depreciation:*** Depreciation is calculated on a straight-line basis over the average estimated economic useful life rates, as follows:

Buildings and Civil Works:	
Hydro power plants	2%
Buildings of general use	5%
Industrial buildings	8%
Machinery and Equipment:	
Thermal power plants	4%
Mines	4%
Hydro power plants	2%
Autonomous diesel power plants	8%
Other	12%
Transmission lines and substations	2.5%
Distribution:	
Substations	6%
Low voltage distribution network	6%
Medium voltage distribution network	5%
Transportation assets	15% to 20%
Furniture, fixtures and equipment	20% to 30%

(f) ***Mining Activities:*** PPC owns and operates open pit lignite mines. Acquisition and initial (pre-production) development costs relating to mines are capitalised and amortised over the shorter of the life of the mine and twenty years. Exploration and ongoing (post-production) development costs are charged to the cost of lignite production as incurred. A provision for land restoration is established for the Company's estimated present obligation for restoration and is calculated based on the surface disturbed to date and the average cost of restoration per metric unit. It is accounted for on an accrual basis and is included in provisions (Note 18). The movement of the Company's

lignite deposits (mines that either operate or are about to commence operations) has as follows (in millions of tons of lignite):

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Reserve quantities, beginning	2,047	1,988	1,927	1,927	1,864
Extraction for the year/ period	59	61	63	32	32
Reserve quantities, ending	1,988	1,927	1,864	1,895	1,832

(g) ***Borrowing Costs:*** The Company follows the benchmark treatment provided in IAS 23 under which borrowing costs are recognised as an expense in the period in which they are incurred regardless of how borrowing proceeds are applied.

(h) ***Impairment of assets:*** IAS 36 requires that the recoverable amount of an asset should be estimated whenever there is an indication that the asset has suffered a significant impairment. It also requires an impairment loss to be recognised whenever the carrying amount of an asset exceeds its recoverable amount. The recoverable amount is measured as the higher between net selling price and value in use.

Net selling price is the amount obtainable from the sale of an asset in an arm's length transaction between knowledgeable, willing parties, after deducting any direct incremental disposal costs, while value in use is the present value of estimated future cash flows expected to arise from continuing use of an asset and from its disposal at the end of its useful life.

The determination of the Company's fixed assets' fair market value (in-use) at December 31, 2000, as further discussed in Note 12 below, indicated that certain of the Company's hydro power plants had suffered a permanent impairment of GRD 14,774, which is separately reflected in the accompanying statements of operations for the year ended December 31, 2000.

(i) ***Subsidies and Customers' Contributions for Fixed Assets:*** PPC obtains subsidies from the EU in order to fund specific projects executed through a specific time period. Furthermore, PPC's customers are required to participate in the initial network connection cost (metering devices, substations, network connections etc.) or other type of infrastructure. Subsidies and customers' contributions are recorded upon collection and are reflected as deferred income (subsidies and customers' contributions) in the accompanying balance sheets. Amortisation is accounted for in accordance with the useful life of the related assets, and is included in depreciation and amortisation in the accompanying statements of operations (Notes 23 and 32).

(j) ***Intangible assets:*** Intangible assets represent costs of purchased or self-generated software such as payroll, materials and services used and any other expenditure incurred in developing computer software and bringing the software into its intended use. Software costs are amortised on a straight-line basis over a period of three years. Amortisation is included in depreciation and amortisation in the accompanying statements of operations (Notes 13 and 32).

(k) ***Cash and Cash Equivalents:*** The Company considers time deposits and other highly liquid investments with original maturity of three months or less, to be cash equivalents. The adoption of IAS 39, which became effective on January 1, 2001, did not result in any transition adjustment as to the recognition and measurement of cash and cash equivalents.

(l) ***Marketable Securities:*** The Company has investments in equity securities that are traded on the Athens Stock Exchange. Up to December 31, 2000, these investments were classified as current as they are not generally intended to be retained on a long-term basis and are carried at

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

their market value (based on the quoted market price at each balance sheet date) in accordance with IAS 25 "Accounting for Investments". The difference in the market values was recorded directly as a separate component of equity, in case of an increase in carrying amounts, and as an expense in case of a decrease in carrying amounts to the extend that is not covered by a surplus previously recorded in equity. Investments in OAE bonds were carried at cost (Notes 7 and 14) plus accrued interest (Note 11).

Effective January 1, 2001 in accordance with IAS 39 "Financial Instruments: Recognition and Measurement", these investments, excluding OAE bonds, are classified as available for sale. Any unrealised gains or losses are recognised directly in equity. When the investment is sold, collected or otherwise disposed of, or when the carrying amount of the investment is impaired, the cumulative gain or loss recognised in equity is transferred to the income statement. Investments in OAE bonds are classified as held to maturity and carried at amortised cost. The adoption of IAS 39 did not result in any transition adjustment as to the recognition and measurement of marketable securities.

(m) ***Accounts Receivable:*** Accounts receivable, are stated at their face value, net of any provisions for non-collectible balances. The adoption of IAS 39, which became effective January 1, 2001, did not result in any transition adjustment as to the recognition and measurement of accounts receivable.

(n) ***Provisions and Contingencies:*** Provisions are recognised when the Company has a present legal or constructive obligation as a result of past events and it is probable that an outflow of resources embodying economic benefits will be required to settle this obligation, and a reliable estimate of the amount of the obligation can be made. Provisions are reviewed at each balance sheet date and adjusted to reflect best current estimates. Contingent liabilities are not recognised in the financial statements but are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. Contingent assets are not recognised in the financial statements but are disclosed when an inflow of economic benefits is probable.

(o) ***Income Taxes (Current and Deferred):*** Current and deferred income taxes are computed based on the stand alone financial statements of each of the entities included in the consolidated financial statements, in accordance with the tax rules in force in Greece. Income tax expense consists of income taxes for the current year based on the Company's profits as adjusted in its tax returns, using current tax rates. Deferred income taxes are provided using the liability method for all temporary differences arising between the tax basis of assets and liabilities and their carrying values for financial reporting purposes. No deferred tax asset is recorded if it is not probable that the related tax benefit will be realised in the foreseeable future. For transactions recognised directly in equity, any related tax effects are also recognised directly in equity. Computation is made using the enacted tax rates. Temporary differences giving effect to such taxes are explained in Note 16.

(p) ***Revenue recognition:*** Revenue from all types of customers is accounted for on an accrual basis. At each balance sheet date, unbilled revenue is recorded to account for electricity delivered and consumed by customers but not yet billed (Notes 8 and 30).

(q) ***Materials and Spare Parts:*** Materials and spare parts principally relate to power plant, transmission and distribution network maintenance and are stated at the lower of cost or net realisable value, the cost being determined using the weighted average method. These materials are recorded in inventory when purchased and then are expensed or capitalised to plant, as appropriate, when installed. Provision, for slow moving materials and spare parts, is accounted for in the accompanying financial statements.

(r) ***Fossil fuel:*** Fossil fuel mainly consists of the production cost of lignite, extracted from PPC's own mines. All costs incurred for the extraction of lignite are treated as production costs. Consumption of lignite is separately reflected in operating expenses in the accompanying

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

statements of operation. Management believes that lignite reserves are adequate to cover the current and anticipated levels of supply for energy generation by lignite-fired thermal power stations for many years.

(s) ***Liquid Fuel:*** Liquid fuel (fuel and diesel oil) is generally purchased from a State owned oil company, Hellenic Petroleum S.A. The contract expired in August 2001 and currently the Company is in the process of concluding a new one. PPC has the right to purchase from other suppliers as well. The cost of liquid fuel reflects purchase price plus any taxes (other than VAT), levies and other costs necessary for the storage in PPC's warehouses. Liquid fuel costs are expensed as consumed and are separately reflected in the accompanying statements of operations. Effective January 1, 2001, and following the requirements of IAS 39, the above contract is not accounted for as a derivative as it is a normal purchase contract which is intended to be settled by the Company by taking delivery in the normal course of business, and for which the Company does not intend to settle net (either with the counterparty or by entering into offsetting contracts).

(t) ***Natural Gas:*** Natural gas is purchased from a State owned company, the Public Natural Gas Supply S.A. ("DEPA") under a contract expiring in 2016. Prices are mainly dependent on the current market prices of heavy oil, gas oil and certain types of crude oil. To a lesser extent they depend on national and international financial indices. Payments are made in local currency. Natural gas fuel is expensed as purchased, as the Company does not own any storage facilities. Consumption of natural gas is separately reflected in the accompanying statements of operation. Effective January 1, 2001, and following the requirements of IAS 39, the above contract is not accounted for as a derivative as it is a normal executory contract which is intended to be settled by the Company by taking delivery in the normal course of business, and for which the Company does not intend to settle net (either with the counterparty or by entering into offsetting contracts).

(u) ***Electricity:*** Electricity is periodically purchased under short-term contracts. Electricity purchase costs are expensed as consumed and are separately reflected in the accompanying statements of operation. Effective January 1, 2001, and following the requirements of IAS 39, the above contracts are not accounted for as derivatives as they are normal executory contracts which are intended to be settled by the Company by taking delivery in the normal course of business, and for which the Company does not intend to settle net (either with the counterparty or by entering into offsetting contracts).

(v) ***Segment information:*** Prior to 2001, the Company managed its operations on an integrated utility basis. As a result of the implementation of EU Directive 96/92 and as part of its transformation into a sociėtė anonyme, discussed in Note 2 above, the Company has adopted a new organisational and management structure, which will reflect its core business, and accordingly, effective January 1, 2002, the Company will present segment information for its core business segments.

(w) ***Earnings per Share:*** Basic earnings per share are computed by dividing net income by the weighted average number of shares outstanding during each year/ period. There were no dilutive securities outstanding during the years/ periods presented. All share and per share amounts have been adjusted to give retroactive effect to the establishment of the Company's share capital discussed in Note 25.

5. TRANSLATIONS OF GREEK DRACHMAE AMOUNTS INTO EURO:

The Company's financial statements are stated in Greek Drachmae. The translation of the Greek Drachmae amounts into EURO is included solely for the convenience of the reader, using the locked euro-zone exchange rate of GRD 340.75 to € 1.00. The convenience translation should not be construed as representation that the Greek Drachmae amounts have been, could have been, or could in the future be, converted into EURO at this or any other rate of exchange.

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

6. CASH AND CASH EQUIVALENTS:

Amounts in the accompanying balance sheets are analysed as follows:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Cash at hand	553	359	887	1,968	703
Cash in banks	9,652	10,815	1,548	9,073	12,492
Bank of Crete (Note 15)	2,319	2,319	2,319	2,319	2,319
Time deposits	7,000	12,000	0	26,000	106,000
	19,524	25,493	4,754	39,360	121,514

Interest earned on cash in banks and time deposits is accounted for on an accrual basis and amounted to GRD 4,182, GRD 5,724, GRD 3,604, GRD 1,806 and GRD 608 for the years 1998, 1999 and 2000 and for the six months ended June 30, 2000 and 2001, respectively.

The significant decrease in cash balances for the year ended December 31, 2000 is due to the repayment of long-term debt in late 2000. The significant increase in cash balances during the six months period ended June 30, 2001 is due to the receipt (on June 29, 2001) of GRD 105,800 from the Greek State (Note 19).

7. MARKETABLE AND OTHER SECURITIES:

Amounts in the accompanying balance sheets are analysed as follows:

	December 31,			June 30,	
Equity securities:	1998	1999	2000	2000	2001
—Chalkis Cement S.A.	1,934	1,934	1,934	1,934	0
—Heracles Cement Co	0	0	0	0	2,494
—National Bank of Greece	6,879	11,627	9,272	9,411	8,018
—Bank of Greece	176	0	0	0	0
—Titan S.A.	2,537	0	0	0	0
—Evetam	88	82	82	82	82
	11,614	13,643	11,288	11,427	10,594
OAE bonds (current portion)	4,601	6,281	9,315	9,315	13,489
Other	10	10	0	10	0
	16,225	19,934	20,603	20,752	24,083

Chalkis Cement S.A. ("Chalkis") was a company listed on the Athens Stock Exchange. The trading of Chalkis' shares was suspended on March 26, 1991 and was accounted for at cost. Following Chalkis' absorption by Heracles Cement Co. ("Heracles"—listed on the Athens Stock Exchange) the Chalkis' shares were exchanged for Heracles' shares in June 2001 and at June 30, 2001 were valued according to the quoted market price for Heracles' shares. At December 31, 1998 the cost of the above equity securities was GRD 3,405, while at December 31, 1999 and 2000 and at June 30, 2000 and 2001, the cost was GRD 3,463.

Proceeds from the sale of equity securities for 1998 and 1999 totaled GRD 1,219 and GRD 3,335 respectively, while the respective resulting gains totaled GRD 871 and GRD 2,892. There were no sales of equity securities during 2000 and the six months ended June 30, 2001.

The change in net unrealised holding gain (loss) on equity securities available for sale totaled GRD 5,367, GRD 1,970, GRD (2,354), GRD (2,216) and GRD (694) in 1998, 1999, 2000 and the six months ended June 30, 2000 and 2001, respectively.

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

OAE bonds are bonds issued by the Greek State in June 1992 in order to pay the debts of ailing companies. In this respect PPC, which had outstanding debts from ailing companies, received in June 1992 bonds with a face value of GRD 37,466 (representing GRD 26,424 of principal and GRD 11,042 of interest for the period from June 10, 1992 through June 10, 1994, separated in five series) maturing at various dates, from June 10, 1998 through June 10, 2002, as follows:

	December 31,			June 30,	
Maturity	1998	1999	2000	2000	2001
June 1999	4,601	0	0	0	0
June 2000	6,281	6,281	0	0	0
June 2001	9,315	9,315	9,315	9,315	0
June 2002	13,489	13,489	13,489	13,489	13,489
	33,686	29,085	22,804	22,804	13,489
Less current portion	(4,601)	(6,281)	(9,315)	(9,315)	(13,489)
Long-term portion (Note 14)	29,085	22,804	13,489	13,489	0

Interest on these bonds is accounted for on an accrual basis. Accrued interest at December 31, 1998, 1999, 2000 and at June 30, 2000 and June 30, 2001, totaled GRD 2,127, GRD 1,454, GRD 810, GRD NIL and GRD NIL, respectively and is included in other current assets in the accompanying balance sheets (Note 11).

Interest income for the years ended December 31,1998, 1999 and 2000 and the six-months ended June 30, 2000 and June 30, 2001 totaled GRD 3,704, GRD 3,133, GRD 1,881, GRD 1,071 and GRD 647, respectively and is included in financial income in the accompanying statements of operations.

The majority of the above bonds are used by PPC as collateral in obtaining short-term bank borrowings (Note 20).

8. TRADE RECEIVABLES:

Amounts in the accompanying balance sheets are analysed as follows:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
High voltage	26,898	26,726	20,608	18,858	19,852
Medium and low voltage	111,686	114,771	119,188	115,920	119,800
Customers contributions	2,320	2,155	1,636	2,034	1,649
	140,904	143,652	141,432	136,812	141,301
Unbilled revenue	54,370	56,861	60,535	59,309	62,593
	195,274	200,513	201,967	196,121	203,894
Less: Allowance for doubtful accounts	(31,538)	(33,733)	(31,164)	(30,159)	(32,203)
	163,736	166,780	170,803	165,962	171,691

High voltage customer balances relate to receivables from sales of energy to 25 large industrial companies, which are invoiced at the end of each calendar month, based on individual agreements and actual metering.

Medium voltage customers are mainly small industrial companies. Billing is on a monthly basis based on actual meter readings.

Low voltage customers are mainly residential customers. The majority of low voltage customers are billed every four months based on actual meter readings, while interim bills are issued every two months based on the energy consumed during the corresponding period in the prior year.

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

Revenues from the supply of electricity to medium and low voltage customers provided during the period from the last meter reading and billing through each reporting date are accounted for as unbilled revenue.

Allowance for doubtful customers is made for specific balances relating to high voltage customers, while the allowance for medium and low voltage customers is based on the balances reported by the Company's billing system as outstanding in excess of twelve months, for which provisions are made in full.

The movement on the allowance for doubtful accounts is as follows:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Beginning balance	29,177	31,538	33,733	33,733	31,164
Provision	2,571	4,877	2,842	1,281	1,409
Utilised	(210)	(2,682)	(5,411)	(4,855)	(370)
Ending balance	31,538	33,733	31,164	30,159	32,203

9. OTHER RECEIVABLES:

Amounts in the accompanying balance sheets are analysed as follows:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Value Added Tax	15,421	15,421	0	7,062	0
Amounts in dispute with tax authorities	8,438	12,716	12,716	12,716	12,284
Income tax advance	6,194	0	0	0	0
Greek Post Office (ELTA)	2,010	2,352	2,467	2,324	3,063
Social security funds, in dispute	6,553	6,553	6,553	6,553	6,553
Social security funds, current	2,678	2,785	2,556	3,162	3,821
State participation in employees social security contributions (short-term portion)	1,038	1,480	2,007	1,746	1,904
Pensioners advances, in dispute	1,793	1,793	1,793	1,793	1,793
Pensioners advances, current	10,689	14,008	0	0	0
Loans to employees	4,417	4,685	5,070	5,343	4,976
Employees' current accounts	658	808	727	910	964
Receivables from contractors	9,345	3,755	3,117	3,828	4,661
Tax withholdings	1,068	1,328	1,399	1,528	1,479
Other	7,868	11,993	303	9,644	1,398
	78,170	79,677	38,708	56,609	42,896
Less: Allowance for doubtful accounts	(8,346)	(8,346)	(8,346)	(15,408)	(8,346)
	69,824	71,331	30,362	41,201	34,550

The movement on the provision for doubtful accounts is as follows:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Beginning balance	8,261	8,346	8,346	8,346	8,346
Provision	85	0	7,062	7,062	0
Utilised	0	0	(7,062)	0	0
Ending balance	8,346	8,346	8,346	15,408	8,346

Value Added Tax ("VAT"): The amount relates to VAT overpayment during the period from 1987-1993. Of this amount, GRD 8,359, was settled in June 2000 (Note 16). The remaining amount of GRD 7,062 was fully provided at June 30, 2000 and was written off in August 2000.

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

Disputes with tax authorities: In 1995 the tax authorities performed a preliminary payroll tax audit for the years from 1983 to 1995, and assessed to the Company GRD 13,820 relating to supplementary payroll tax and penalties. In 1998, the tax authorities performed a preliminary tax audit of the years 1995 to 1997 and assessed additional income taxes and penalties of GRD 10,464. The Company brought the cases before the tax courts by paying the amount of GRD 13,718. The majority of the above assessments are still pending before the courts, despite the fact that certain of their elements were finalised in the Company's favour. A provision of GRD 12,800 is included in "Provisions" (Note 18) in the accompanying financial statements to cover the Company's exposure relating to the cases that are not expected to be finalised in the Company's favour.

Social security funds in dispute: The amount relates to social security contributions (years 1983-1993) of employees who have worked with other employers before joining PPC. As PPC undertook the obligation for their pensions and other related benefits, part of their contributions to other social security funds (mainly IKA, the major Greek social security fund), has been claimed by PPC. The claim was not accepted by IKA and the case was brought by PPC before the courts. Following an adverse court decision, management intends to file an appeal. An equal provision has been established for the non-collection of the amount.

State participation in employees' social secutity contributions: The amount represents the State contribution to the social security contributions of employees who started working after January 1, 1993.

Advances to pensioners in dispute: The amount of GRD 1,793 represents an advance payment made in 1993 to pensioners in relation to the litigation discussed in Note 29.e.

Pensioners' advances: The amounts relate to advance payments to new pensioners (monthly pension and lump-sum payments) until their pension is officially approved, as well as advance payments of regular pensions to pensioners. Effective January 1, 2000, these amounts have been classified as receivables from PIO (Note 19).

10. MATERIALS, SPARE PARTS AND SUPPLIES:

Amounts in the accompanying balance sheets are analysed as follows:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Fossil fuel (mainly lignite)	10,965	11,867	11,007	11,482	8,872
Liquid fuel	16,627	18,346	18,436	20,688	19,148
Materials and spare parts	130,993	145,359	157,595	148,115	158,303
Advances to suppliers	41,055	55,318	43,261	55,998	47,840
	199,640	230,890	230,299	236,283	234,163
Provision for slow-moving materials and spare parts	(32,905)	(34,121)	(36,521)	(35,457)	(38,349)
	166,735	196,769	193,778	200,826	195,814

11. OTHER CURRENT ASSETS:

Amounts in the accompanying balance sheets are analysed as follows:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Value Added Tax, current account	0	4,082	13,819	4,756	1,023
Prepaid expenses	3,798	4,333	2,328	3,184	3,673
OAE accrued interest (Note 7)	2,127	1,454	810	0	0
Other	1,009	649	626	259	820
	6,934	10,518	17,583	8,199	5,516

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

Value Added Tax: The change of the VAT balance from payable until 1998 (Note 15) to a receivable balance is mainly due to the fact that effective January 1, 1999 sales of energy are subject to VAT of 8% (18% until December 31, 1998). The Company's purchases (materials, services etc.) are subject to VAT of 18%.

12. PROPERTY, PLANT AND EQUIPMENT:

Amounts in the accompanying balance sheets are analysed as follows:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Cost:					
Land	17,692	19,850	19,839	20,044	20,849
Mines (expropriation and development costs — Note 4f)	74,831	90,925	101,633	92,898	112,950
Buildings	351,047	420,033	423,692	421,047	428,115
Machinery	1,316,023	1,497,526	1,647,145	1,534,679	1,691,647
Transportation assets	24,536	26,560	29,030	28,252	29,602
Furniture and equipment	61,064	66,567	68,779	66,339	69,914
Construction in progress	324,683	266,525	384,117	345,341	451,111
	2,169,876	2,387,986	2,674,235	2,508,600	2,804,188
Accumulated Depreciation:					
Land	0	0	0	0	0
Mines	35,550	39,257	43,018	41,138	44,900
Buildings	78,873	91,214	104,987	97,687	113,587
Machinery	336,260	401,038	476,699	431,872	516,529
Transportation assets	16,901	19,311	22,200	20,658	23,538
Furniture and equipment	42,394	49,679	56,608	53,123	59,555
Construction in progress	0	0	0	0	0
	509,978	600,499	703,512	644,478	758,109
Net Book Value:					
Land	17,692	19,850	19,839	20,044	20,849
Mines	39,281	51,668	58,615	51,760	68,050
Buildings	272,174	328,819	318,705	323,360	314,528
Machinery	979,763	1,096,488	1,170,446	1,102,807	1,175,118
Transportation assets	7,635	7,249	6,830	7,594	6,064
Furniture and equipment	18,670	16,888	12,171	13,216	10,359
Construction in progress	324,683	266,525	384,117	345,341	451,111
	1,659,898	1,787,487	1,970,723	1,864,122	2,046,079

Fixed Assets Register: The company's fixed assets register does not provide sufficiently detailed information that would enable the determination of the historical cost of each individual asset, and its subsequent statutory revaluations, additions, disposals etc. Furthermore, the fixed assets register does not provide technical or other operational data that would facilitate physical verification of assets, either from the register to the specific asset or vice versa. With the exception of transportation assets and office equipment, no physical counts of fixed assets have been performed in the past. The Company has initiated the process of developing a detailed fixed assets register, which is expected to reconcile costs to identifiable individual items and incorporate the results of the appraisal revaluation (see paragraph "Appraisal of fixed assets" below). Any differences relating to prior years will be charged to opening retained earnings with an expected equal adjustment to the appraisal surplus. This process is expected to be completed within 2002.

Legal Status of Property: The Company is in the process of preparing a detailed listing of all its real property, as such information is not provided by the fixed assets register which will be filed with the Land Registry to enable the Company to obtain ownership and encumbrances certificates.

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

Insurance Coverage: The Company's property, plant and equipment are located all over Greece and therefore the risk of a major loss is reduced. PPC does not carry any form of insurance coverage on its property, plant and equipment, save for its information technology equipment.

Retirements and Disposals of the Distribution Network: As the Company's fixed assets register does not provide sufficient details to enable the identification of the original cost or accumulated depreciation of a retired or disposed asset, the distribution network fixed assets which are disposed are not removed from the fixed assets register. Estimated values of items retired are transferred to the warehouse stock and classified as spare parts and materials. Upon warehousing and for financial reporting purposes a contra account under fixed assets is credited with an amount equal to the estimated value of the item warehoused. The related accumulated depreciation as of the retirement date is estimated to be 50% of the warehouse value. The net book value of such retirements, as estimated by the Company, for 1998, 1999, 2000 and the six months ended June 30, 2000 and 2001, totaled GRD 2,489, GRD 3,069, GRD 3,482, GRD 1,563 and GRD 1,981, respectively.

Statutory Revaluation of Fixed Assets: In accordance with Greek tax legislation, fixed assets are periodically revalued (usually every four years). These revaluations relate to machinery (until 1987), land, mines and buildings and are based on non-industry specific indices that were determined by the Government through Ministerial Decisions. Both cost and accumulated depreciation are increased by these indices while the net revaluation surplus is credited to reserves in equity. These statutory revaluations, the latest of which was done at December 31, 2000, do not meet the criteria required by IAS 16 "Property, plant and equipment", and accordingly have been reversed in the accompanying financial statements. Such reversal was made on a class of asset rather than on an individual asset basis, because the fixed assets register does not provide information to enable the determination of the historical cost of each individual asset. As of December 31, 2000, revaluations that have been performed in the past resulted in a total revaluation surplus of GRD 322,921 out of which GRD 181,203 was used to set up part of the Company's share capital (Note 25).

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

Additions to Fixed Assets: Additions to cost and accumulated depreciation and other movements in fixed assets for 1998, 1999 and 2000 as well as the six months period ended June 30, 2000 and 2001 had as follows:

	December 31,			June 30,	
	1998	**1999**	**2000**	**2000**	**2001**
Additions:					
Land	37	2,322	1,175	208	1,052
Mines	348	16,093	10,708	1,974	11,317
Buildings	27,432	69,428	15,471	1,014	4,420
Machinery	141,530	188,760	158,847	40,278	47,551
Transportation assets	3,220	2,055	2,221	1,701	577
Furniture and equipment	4,541	5,985	5,025	2,418	1,322
CIP additions	228,772	233,109	307,563	118,486	123,287
CIP transfers	(171,863)	(291,268)	(189,971)	(39,670)	(56,293)
	234,017	226,484	311,039	126,409	133,233
Depreciation expense:					
Land	0	0	0	0	0
Mines	3,637	3,707	3,760	1,881	1,884
Buildings	12,411	12,341	13,774	6,473	8,599
Machinery	58,571	67,849	79,309	32,396	41,817
Transportation assets	2,736	2,436	2,911	1,354	1,480
Furniture and equipment	7,355	7,855	9,918	6,203	3,445
	84,710	94,188	109,672	48,307	57,225
Impairment:					
Land	0	0	1,408	0	0
Buildings	0	0	11,382	0	0
Machinery	0	0	1,984	0	0
	0	0	14,774	0	0
Cost of Disposals:					
Land	1	0	21	15	41
Mines	0	0	0	0	0
Buildings	2	0	0	0	0
Machinery	4,977	6,142	7,245	3,125	4,000
Transportation assets	14	27	25	7	143
Furniture and equipment	517	691	3,007	2,770	512
	5.511	6,860	10,298	5,917	4,696
Accumulated depreciation of Disposals:					
Land	0	0	0	0	0
Mines	0	0	0	0	0
Buildings	2	0	0	0	0
Machinery	2,490	3,071	3,648	1,563	1,987
Transportation assets	14	26	22	7	142
Furniture and equipment	462	570	2,989	2,759	498
	2,968	3,667	6,659	4,329	2,627
Other movements/transfers:					
Land	0	(164)	243	0	0
Mines	0	0	0	0	0
Buildings	58	(441)	(430)	0	3
Machinery	(1,038)	(1,115)	0	0	952
Transportation assets	177	(5)	275	(2)	136
Furniture and equipment	9,897	211	194	124	325
	9,094	(1,514)	282	122	1,416

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

Stranded Costs: Stranded costs relate to excess costs incurred by the Company as a result of investment decisions or legislative obligations that the Company undertook for reasons of public policy. These mainly comprise of costs resulting from the construction of excess generating capacity. Article 24 of the EU Directive (see Note 2) recognises that such costs may not be recovered after the liberalisation of the electricity market and states that Member States can introduce transitional regimes and/or grant companies with financial compensation, subject to the approval of the European Commission.

Appraisal of Fixed Assets: In July 2001, the Company engaged American Appraisal, an independent firm of appraisers to conduct a valuation of its fixed assets as of December 31, 2000. Such valuation was completed in late September 2001. Following the allowed alternative treatment of IAS 16 the Company intends to present its fixed assets at December 31, 2002, for both statutory and financial reporting purposes, at appraised values. From December 31, 2002 onwards the Company intends to have an independent revaluation performed for each class of assets once every five years. Any surplus will be reflected separately in shareholder's equity, will be amortised over the useful life of the related assets and will be charged (credited) to retained earnings.

The Company, for purposes of providing the reader with a better understanding of the impact of the American Appraisal valuation to the Company's equity and statements of operations, presents the following illustrative financial information which has been prepared under the assumption that the revaluation had been recorded in the fiscal year ended December 31, 2000. However, the illustrative financial information presented below is not necessarily indicative of the results of operations or related effects on financial position that would have been or will be attained had the revaluation mentioned above been recorded in the fiscal year ended December 31, 2000.

BALANCE SHEET—December 31, 2000

Assets	
Fixed assets at appraised values	
Land	113,614
Mines	58,616
Buildings	480,516
Machinery	1,879,227
Transportation	12,721
Furniture and equipment	32,046
Software	1,500
CIP	384,117
	2,962,357
Other assets	585,405
Total assets	3,547,762

Liabilities and shareholders' equity	
Liabilities	2,516,539
Shareholders' equity	
Share capital	220,000
Appraisal surplus	990,369
Retained earnings/(accumulated deficit) and reserves	(179,146)
Total Equity	1,031,223
Total liabilities and shareholders' equity	3,547,762

PUBLIC POWER CORPORATION S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
DECEMBER 31, 1998, 1999 AND 2000 AND JUNE 30, 2000 AND 2001
(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

STATEMENTS OF OPERATIONS

	December 31,	June 30,	
	2000	2000	2001
Revenues	977,327	477,396	501,883
Operating expenses (excluding depreciation)	(751,148)	(345,592)	(366,424)
Depreciation expense	(151,132)	(71,671)	(80,854)
Other	(130,767)	(68,673)	(47,424)
Profit (loss) before tax	(55,720)	(8,540)	7,181
Provision for income tax[(a)]	(13,901)	(8,842)	(13,707)
Profit (loss) after tax	(69,621)	(17,382)	(6,526)

(a) The tax deductibility of the additional depreciation charge which relates to the fixed assets appraisal (approximately GRD 78 billion, GRD 41 billion and GRD 42 billion, for the year ended December 31, 2000 and the six month periods ended June 30, 2000 and 2001, respectively), has been approved by the Ministry of Finance, but its exact application and extent is still to be determined. Accordingly, the related tax effect is not reflected in the above provision.

The above information has been prepared solely for illustrative purposes and for the convenience of the reader of this report. The above condensed statements have been prepared after having incorporated the American Appraisal valuation of fixed assets and having reflected the effect of such valuation on the depreciation expense for the year ended December 31, 2000 and the six months period ended June 30, 2000 and 2001, based on the following assumptions:

- Additions and retirements during the period from January 1, 2000 to June 30, 2001 have been added (deleted) from the accounts at cost which is assumed to be equal to fair market values.
- Based on management representations received by American Appraisal, there have been no significant movements in fair values during the period from January 1, 2000 to June 30, 2001 and, accordingly, the fair values estimated at December 31, 2000 were consistently applied during the above period. It should be noted that, during the above period, there have been no major currency fluctuations of the Greek Drachmae and the inflation rate has not exceeded 4% per annum.
- The Appraisal Report is stated in US dollars. The translation of the US dollars amounts into Greek Drachmae was made using the exchange of US $ 1.00 to GRD 375.0, as disclosed in the Appraisal Report.

As disclosed in the Appraisal Report, "Fair Market Value is defined as the estimated amount at which the property might be expected to exchange between a willing buyer and a willing seller, neither being under compulsion, each having reasonable knowledge of all relevant facts, with equity to both. The fixed assets have been appraised assuming continued use of the facilities".

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

13. INTANGIBLE ASSETS:

Amounts in the accompanying balance sheets represent software costs and are analysed as follows:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Cost:					
Beginning balance	1,868	2,396	2,747	2,747	3,639
Additions	207	397	1,448	129	93
Other movements	322	0	0	0	13
Disposals	(1)	(46)	(556)	(549)	0
	2,396	2,747	3,639	2,327	3,745
Accumulated Amortisation:					
Beginning balance	1,544	1,916	2,294	2,294	2,375
Additions	110	423	637	279	316
Other movements	263	0	0	0	(3)
Disposals	(1)	(46)	(556)	(549)	0
	1,916	2,293	2,375	2,024	2,688
Net Book Value	480	454	1,264	303	1,057

14. OTHER NON-CURRENT ASSETS:

Amounts in the accompanying balance sheets are analysed as follows:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Interest on liquid fuel purchases	418	0	0	0	0
Swap assets (Note 4.c and 22)	0	0	0	0	6,761
OAE bonds (Note 7)	29,085	22,804	13,489	13,489	0
Deferred loan fees and expenses	1,841	5,048	6,485	5,176	6,011
Social security (long-term portion)	2,044	2,183	2,016	2,299	1,326
Investment in affiliates	0	0	298	0	445
	33,388	30,035	22,288	20,964	14,543

Investment in affiliates at June 30, 2001, represent the Company's participation in the share capital of the HTSO (Note 2) and its participation in Evergy S.A. (subsidiary of PPC Telecommunications S.A.) at an amount of GRD 396.

In addition the Company has a 28.56% stake in Larco S.A., an ailing company, which was acquired prior to 1996 for the amount of GRD 15,943. Due to the poor financial condition of Larco, management determined that the investment has suffered a permanent impairment and, accordingly, the cost of this investment was written off prior to 1997.

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

15. TRADE AND OTHER PAYABLES:

Amounts in the accompanying balance sheets are analysed as follows:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Trade:					
Suppliers and contractors	42,790	51,150	69,304	71,328	54,302
Other	874	75	2,619	50	2,181
	43,664	51,225	71,923	71,378	56,483
Various Creditors:					
Municipalities' duties	45,945	54,546	56,151	60,113	64,320
Greek TV	14,721	15,601	15,140	15,499	15,566
Pensioners	114	84	221	212	257
Bank of Crete	4,107	4,107	4,107	4,107	4,107
Building sale proceeds	0	3,000	4,530	4,530	4,530
Other	12,627	11,760	15,420	8,564	13,052
	77,514	89,098	95,569	93,025	101,832
Other:					
Value Added Tax	9,990	0	0	0	0
Dividends (Note 28)	931	1,730	0	0	0
Social security funds	5,035	3,257	3,315	2,548	2,551
Tax settlement (Note 16)	0	0	3,536	3,536	3,536
Lignite levy	3,357	3,650	3,997	4,029	4,227
Tax on fixed assets' statutory revaluation	0	0	1,253	0	1,880
Taxes withheld	6,628	4,625	8,262	6,644	7,099
	25,941	13,262	20,363	16,757	19,293
	147,119	153,585	187,855	181,160	177,608

Municipalities and Greek TV: The amounts represent duties collected by PPC through the bills issued to medium and low voltage customers. The payment of such amounts to the beneficiaries is made by PPC at the end of each month and relates to collections made for the preceding two months. For this service PPC charges a fee of 2% and 0.5%, on the amounts collected on behalf of Municipalities and Greek TV, respectively. Such fees for the years ended December 31, 1998, 1999 and 2000 and the six months ended June 30, 2000 and 2001, totaled GRD 4,882, GRD 4,946, GRD 5,444, GRD 2,696, and GRD 2,946, respectively, and are included in other revenues in the statement of operations (Note 30). Furthermore, receivables from Municipalities relating to energy consumption, are offset against amounts paid for the duties collected on behalf of the Municipalities.

Bank of Crete: The amount relates to a dispute with the "Old Bank of Crete" since 1989, when the bank was under liquidation due to serious law violations revealed at that time. PPC deposits of GRD 2,319 (Note 6) with the bank were blocked, while the Company ceased the settlement of the loans then outstanding. The case is pending before the Supreme Court.

Lignite Levy: Based on Law 2446/96, effective 1997, the Company is obliged to pay a duty of 0.4% on its gross sales for the development and environmental protection of the three Prefectures (Kozani, Florina and Arkadia) where lignite power stations are in operation.

Building Sale Proceeds: The amount represents the proceeds from the sale of a building located in the center of Athens. The sale was concluded in late 1999 for a total consideration of GRD 4,530, of which GRD 3,000 was collected in December 1999 and GRD 1,530 in January 2000. Although the net

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

book value of the land and building at the date of sale of GRD 33 was removed from fixed assets and transferred to the profit and loss account, the sale proceeds were recorded as a liability to the new Pension Fund (PIO) which was established in late 1999 (Note 19).

Tax on Fixed Assets Statutory Revaluation Surplus: The amount represents tax on the revaluation surplus which resulted from the statutory revaluation of land and buildings that was made in December 1996 and 2000.

16. INCOME TAXES (CURRENT AND DEFERRED):

Income Tax Expense:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Current income taxes	4,307	8,443	11,966	11,831	18,932
Deferred income taxes	1,763	592	1,935	(2,989)	(5,225)
Total provision for income taxes	6,070	9,035	13,901	8,842	13,707

Pursuant to Law 2873/2000 and effective January 1, 2001, the tax rate for corporations not listed on the Athens Stock Exchange, is 37.5%, which is further reduced to 35% after January 1, 2002. The tax rate for listed corporations is 35%. The Company is subject to income taxes at 35%.

Tax returns are filed annually but the profits or losses declared for tax purposes remain provisional until such time, as the tax authorities examine the returns and the records of the taxpayer and a final assessment is issued. Tax carry forward losses, to the extent accepted by the tax authorities, can be used to offset profits of the five fiscal years following the fiscal year to which they relate.

In 2000, the tax audit of the Company's books for the fiscal years 1989 through 1999 was completed and additional taxes and penalties of GRD 26,039 were assessed. Of this amount, GRD 23,692 relate to the years 1989 through 1997, while GRD 1,256 and GRD 1,091 relate to 1998 and 1999, respectively. This amount was charged against the reserve, which was provided in prior years for probable future tax assessments.

The Company has agreed with the tax authorities to settle the above amount in five annual equal installments, the first being due on January 1, 2001, after deducting the amount of VAT receivable discussed in Note 9 above. As a result, the Company will pay GRD 17,680 (GRD 26,039 less GRD 8,359) in five installments of GRD 3,536, each.

In October 2001, the tax audit of the Company's books for fiscal year 2000 was completed and the tax authorities assessed additional income taxes of GRD 2,800. The December 31, 2000, financial statements include a provision of an equal amount.

For the unaudited six month period ended June 30, 2001, it is not possible to determine the extent of any additional income taxes and penalties that might be assessed as these will depend on the findings of the tax authorities. A provision has been made to cover for such additional probable future tax assessments.

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

An analysis and reconciliation of the nominal to the effective tax rate is set out below:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Profit before tax	5,072	30,806	22,371	32,374	49,240
Income tax calculated at nominal applicable tax rate of 35%	1,775	10,782	7,830	11,331	17,234
Provision for additional income taxes and penalties	1,256	1,149	2,973	750	1,000
Permanent differences:					
Tax effect on non tax deductible expenses					
Tax on revaluation of fixed assets	0	0	877	0	0
Non income tax assessments and penalties	0	0	1,714	72	14
Car expenses	297	258	304	135	127
Depreciation of mines revaluation	153	92	142	71	77
Other	793	704	410	275	399
Tax effect on non taxable profits					
Interest and other income from bank deposits and marketable securities	(3,511)	(4,413)	(2,607)	(1,188)	(2,932)
Other	306	301	(182)	(693)	(926)
Effect of adjustments processed in accordance with Law 2941/01, relating to permanent differences (Note 3b)	5,001	162	2,440	(1,911)	(1,286)
Total tax effect of permanent differences	3,039	(2,896)	3,098	(3,239)	(4,527)
Provision for income taxes	6,070	9,035	13,901	8,842	13,707

Deferred Income Taxes

Deferred income taxes are calculated on all temporary differences using the Company's statutory income tax rate of 35%. Deferred income tax assets are recognised for tax loss carry forwards only to the extent that realisation of the related tax benefit is probable.

The movement of the deferred income tax account is as follows:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Balance, beginning of year/period	2,054	291	(301)	(301)	(2,236)
Profit and loss account charge	(1,763)	(592)	(1,935)	2,989	5,225
Balance, end of year/period, net	291	(301)	(2,236)	2,688	2,989

Deferred income tax assets and liabilities shown in the accompanying balance sheets are as follows:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Deferred income tax asset	27,760	30,554	32,357	34,149	39,298
Deferred income tax liability	(27,469)	(30,855)	(34,593)	(31,461)	(36,309)
	291	(301)	(2,236)	2,688	2,989

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

The deferred tax charge (liability) in the accompanying consolidated statements of operations comprises the temporary differences resulting mainly from certain tax assessments that became tax deductible upon their payment. The deferred tax credit (asset) is mainly due to temporary differences resulting from certain provisions that become tax deductible upon realisation. Deferred income tax assets and liabilities are attributable to the following items:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Deferred income tax assets					
—Provision for materials, spare parts and supplies	11,517	11,943	12,782	12,410	13,298
—Provision for accounts receivable	2,710	3,493	3,507	5,973	4,866
—Provision for risks and accruals	13,533	15,118	16,068	15,574	19,928
—Other	0	0	0	192	1,206
Gross deferred tax asset	27,760	30,554	32,357	34,149	39,298
Deferred income tax liabilities					
—VAT assessments	(3,589)	(3,614)	(3,614)	(3,614)	(2,891)
—Long-term debt fees and expenses	(645)	(1,767)	(2,270)	(1,812)	(2,104)
—Mining acquisition and development costs	(649)	(853)	(1,060)	(987)	(1,086)
—Foreign exchange gains	(1,186)	(769)	(875)	0	(779)
—Depreciation	(21,382)	(23,834)	(26,403)	(25,030)	(27,660)
—Other	(18)	(18)	(371)	(18)	(1,789)
Gross deferred tax liability	(27,469)	(30,855)	(34,593)	(31,461)	(36,309)
Deferred tax asset (liability), net	291	(301)	(2,236)	2,688	2,989

No deferred tax asset has been accounted for in relation to the fixed assets statutory revaluation which has been reversed for the purposes of preparing financial statements under IAS as, the major part of it, is expected to be realised in periods extending beyond the foreseeable future (Note 12).

17. ACCRUED AND OTHER CURRENT LIABILITIES:

Amounts in the accompanying balance sheets are analysed as follows:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Interest on long-term debt	21,586	27,248	22,798	21,143	21,566
Natural gas	3,002	4,554	9,836	6,882	7,573
Accrued payroll	0	0	0	2,240	7,500
Other	189	204	2,271	203	3,462
	24,777	32,006	34,905	30,468	40,101

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

18. PROVISIONS:

Amounts in the accompanying balance sheets are analysed as follows:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Litigation with employees and third parties (Note 29.e)	32,993	37,365	39,883	38,566	40,794
Disputes with tax authorities (Note 9)	12,800	12,800	12,800	12,800	12,800
Mines' restoration (Note 4.f)	5,675	5,830	6,026	5,932	6,145
PIO fixed assets (Note 19)	0	0	2,000	2,000	2,000
	51,468	55,995	60,709	59,298	61,739

19. EMPLOYEE BENEFITS OBLIGATIONS:

Until December 31, 1999, the basic law defining the Company's pension, medical and other benefit plans was Law 4491/66 as amended and supplemented by laws 1902/90 and 2084/92. Under these laws there was no requirement for PPC to establish a separate pension fund and, accordingly, all employee and employer's contributions were vested in PPC. Such contributions, after deducting the pension and healthcare payments, generated a "property" which was quantified by a study conducted in 1995 by WYATT-PRUDENTIAL, to approximate, at December 31, 1992, GRD 1,300 billion. Schemes operated by PPC on behalf of its employees included a main pension plan, an auxiliary pension plan, medical benefits and lump sum payments. According to an actuarial study, the liability as of December 31, 1999 arising from the above insurance schemes amounted to approximately GRD 3,550 billion. Up to December 31, 1999, because of uncertainties regarding the level of the Company's legal obligations arising from the pension, medical and other benefit plans of its employees and pensioners, the Company was accounting for such costs on a cash basis. As further discussed in the following paragraphs, effective January 1, 2000, under Law 2773/99, the Greek State substitutes PPC in all insurance obligations towards its employees and pensioners.

Establishment of the PPC Personnel Insurance Organisation ("PIO")

According to Law 2773/1999, a public entity was established under the name "Public Power Corporation Personnel Insurance Organisation" ("PIO"), for the purpose of undertaking the social security schemes of the personnel and the pensioners of PPC, as they were at the date the Law was effected. Accordingly, effective January 1, 2000, PIO is responsible for the main and auxiliary pension insurance and the health and welfare insurance of its insured persons, as provided by Law 4491/1966. Law 2773/1999 and P.D.51/27.2.2001 among others, specify the following:

1. The study conducted by WYATT-PRUDENTIAL in 1995 (see above) for quantifying the "property" incorporated in the assets of PPC has, effective December 31, 1998, to be updated periodically under the same methodology and assumptions used by WYATT-PRUDENTIAL. The State fully acknowledges that the above "property" is incorporated in PPC accounts and substitutes PPC in all insurance liabilities towards its employees and pensioners. Payments made by the State to the PIO will be considered as a reduction of the above "property", as updated at any time.

2. The State shall transfer to PIO a percentage of the proceeds from any sale of the States PPC shares to third parties, equal to 20% for the first 25% of the shares sold and to 15% for any subsequent sale of shares.

3. Until the State establishes specific funds in its budget, PPC shall continue to cover all insurance costs of its personnel and pensioners. Effective January 1, 2000, PPC will be reimbursed by the State, within the framework described in item (1) above, for any difference between revenues and expenses of PIO, as well as for all expenses incurred by the Personnel Insurance Department of PPC and any other obligations that it may have.

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

4. PPC, by decision of its Board of Directors, shall concede to PIO, without any consideration, the ownership of buildings, vehicles, furniture and equipment of the kinder-gardens, medical centers, holiday camps and other facilities used by the Personnel Insurance Department of PPC at the time the Law enters into force. Any maintenance expenses shall be undertaken by PIO.
5. PPC shall continue, at least up to December 31, 2002, to render to PIO any support services necessary for the PIO operation (data processing, legal and technical services etc.) at an annual fee that will be agreed by both parties.
6. Any unexpected events that would create extraordinary insurance obligations (e.g. voluntary personnel retirement) are to be incurred by PPC.
7. Additional earnings of PIO will constitute a fee from the transmission system usage and a fee from the recovery of stranded costs.

In connection with the above:

- According to the pension studies discussed above, it is likely that the PIO's liabilities exceed its assets. Although PPC has no legal obligation to cover PIO's deficits, there is no guarantee that PPC will not be required to contribute in meeting future shortfalls.
- Fixed assets that will be transferred to PIO at no consideration (see (4) above), have been estimated to amount to approximately GRD 2 billion (net book value). A provision of an equal amount has been established in the accompanying financial statements (Note 18) in the period to December 31, 2000.
- Personnel insurance schemes transactions for the years ended December 31, 1998 1999 and 2000 and the six-months ended June 30, 2000 and 2001, are as follows:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Payments made by PPC for personnel insurance schemes	158,097	167,140	186,125	86,220	99,339
Less: Employees' and employer's contributions	115,041	121,389	125,011	62,120	62,301
Shortfall	43,056	45,751	61,114	24,100	37,038

The shortfall for the years 1998 and 1999 was charged to operations and is separately reflected in the accompanying statements of operations.

The shortfall for the year 2000 and the six months ended June 30, 2000 and 2001, plus advances to pensioners and reimbursable costs are reflected as amounts due from the PIO in the accompanying December 31, 2000, June 30, 2000 and June 30, 2001 balance sheets.

The amounts due from PIO are as follows:

	December 31,	June 30,	
	2000	2000	2001
Cumulative shortfall	61,114	24,100	98,152
Advances to pensioners	17,326	18,361	19,278
Costs reimbursable to PPC (see (3) above)	14,438	9,145	24,249
	92,878	51,606	141,679
Less: Collections from the State	0	0	(105,800)
	92,878	51,606	35,879

Costs reimbursable to PPC consist of: a) the PPC Personnel Division expenses, b) accrued pensioners' Christmas bonus and, c) cost of energy supplied to pensioners at discounted rates.

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

The PIO Board of Directors was appointed by a Ministerial Decision in August 2001, and, accordingly, final clearance and reconciliation of the amounts and balances with PIO has not yet been finalised.

On June 29, 2001, the Company collected from the State GRD 105,800 against the amounts due from PIO.

20. SHORT-TERM BORROWINGS:

At December 31, 1998, 1999 and 2000 and June 30, 2000 and 2001, the Company had outstanding repurchase agreements with two banks, under which the OAE bonds (Note 7) are used as collateral in obtaining short-term financing. The maturity of these repurchase agreements is in the range of 30 to 182 days, while the Company maintains the right to repurchase the bonds at a fixed price. The above repurchase agreements include a covenant that the Company should not cease to be a corporation controlled as to at least, 51% by the Greek State. These short-term borrowings are carried at amortised cost using the effective interest rate method.

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Face value of bonds given as collateral	33,525	21,262	9,830	18,563	7,430
Repurchase amount	37,095	23,139	10,324	19,158	7,554
Amount outstanding at year/ period end	35,355	21,997	10,144	18,568	7,430

21. LONG-TERM DEBT:

Amounts in the accompanying balance sheets are analysed as follows:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Bank loans	1,160,951	1,132,797	1,170,757	1,139,465	1,231,710
Bonds payable	291,146	434,915	564,343	482,405	565,749
Bills payable	1,337	1,242	1,173	1,200	1,147
	1,453,434	1,568,954	1,736,273	1,623,070	1,798,606
Less current portion:					
• Bank loans	144,192	134,293	198,743	120,427	190,823
• Bonds payable	124,317	114,051	0	52,925	0
• Bills payable	166	21	77	4	72
	268,675	248,365	198,820	173,356	190,895
Long-term portion	1,184,759	1,320,589	1,537,453	1,449,714	1,607,711

Long-term debt represents unsecured obligations of the Company. Certain loans and bonds include certain non-financial covenants, the most important of which are:

- The Company should not cease to be a corporation controlled as to at least 51% by the Greek State.

- The Company must not sell and distribute to end users less than 90% of all low and medium voltage electricity (not in excess of 22 kilovolts) consumed in the Republic of Greece during any period of 90 days (any reduction in such sales and distribution by the Company occurring only as a direct result of the implementation of EU Directive 96/92 as amended and/or supplemented will be disregarded for these purposes).

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

- The Company must inform the banks of any event which might have a material adverse effect on the financial conditions or operations of the Company or on its ability to comply with its obligations (unless any such changes occur only as a direct result of the implementation of the EU Directive 96/92 or any of its future amendments thereto or other EU Directives relating to energy policy).
- The Company is not in default in any, one or more, of its other debt obligations.
- The Company must inform the banks upon becoming aware of any litigation, arbitration or proceedings, which, if continued, could have a material adverse effect on the Company's business, assets or financial condition.
- The Company should not assign or transfer any of its rights, benefits and obligations under the loan agreements.

The total interest expense on long-term debt for the years 1998, 1999, 2000 and for the six months ended June 30, 2000 and June 30, 2001, amounted to GRD 156,076, GRD 120,896, GRD 106,337, GRD 52,458 and GRD 43,670, respectively and is included in financial expenses in the accompanying statements of operations (Note 34).

A further analysis of the Company's long-term debt based on currency denominations and interest rates (fixed or floating) is given below:

a) Bank loans and bonds denominated in foreign currencies bearing interest at fixed rates

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Japanese Yen (primarily bonds)	254,459	166,698	98,098	104,713	98,278
US dollar bonds	42,513	49,414	0	52,925	0
Euro bonds	0	165,670	306,675	168,905	306,675
	296,972	381,782	404,773	326,543	404,953

Bonds denominated in Japanese Yen were issued at various dates from 1988 through 1998. The interest rates are fixed in the range of 1.94% to 6.9% and 8.10% for a bond repaid in 1998.The bonds outstanding at June 30, 2001 are repayable in one balloon installment due in 2003.

Bonds denominated in US dollars were issued in November 1995 and repaid in November 2000. Interest rate was fixed at 7.25% throughout the term of the bond.

Bonds denominated in Euro were issued in 1999 (repayable in one balloon installment due in 2009) and 2000 (repayable in one balloon installment due in 2010) and bear interest at fixed rates of 4.50% and 6.25%, respectively, through their term.

b) Bank loans and bonds denominated in foreign currencies bearing interest at floating rates

	December 31,			June 30,	
	1998	1999	2000	2000	2001
US dollar loans	64,850	824	0	0	0
Deutsche Mark loans	225,714	227,420	233,879	231,831	233,879
Italian Lire bonds	0	58,182	59,834	59,318	59,834
Euro bonds and loans	4,372	85,346	189,994	188,354	265,299
	294,936	371,772	483,707	479,503	559,012

Bank loans and bonds in foreign currencies were obtained at various dates from 1990 through 2001. Interest rates as at December 31, 1998, 1999, 2000 and June 30, 2000 and 2001, ranged from 3.87%-

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

6.63%, 3.50%-7.09%, 5.26%-5.56%, 4.2%-4.98% and 4.66%-5.23%, respectively. The loans are repayable in semi-annual and/or balloon installments from 2001 through to 2008.

Bonds denominated in Italian Lire were drawn in January 1999 and bear interest at LIBOR (currently EURIBOR) plus a spread of 0.65% and are payable in one balloon installment in January 2004. In January 1999 the Company entered into a cross-currency and interest rate swap agreement in relation to these bonds.

In November 1996 the Company concluded a syndicated loan in Deutsche Marks. In April 1997 the Company entered into two currency Swap agreements for a part of the loan (DEM 402 million out of DEM 454 million). The loan is repayable in one balloon installment in November 2001. Interest rates on this loan as at December 31,1998, 1999 and 2000 and at June 30, 2000 and 2001, were 4.01%, 3.84%, 5.47% 4.79% and 4.96%, respectively.

The Company issued floating rate loans and bonds denominated in Euro, in December 1999 and in March 2000. In May 2000 and in April 2001, the Company entered into two interest rate swap agreements and effectively changed the floating interest rates (6 month EURIBOR and 6 month EURIBOR plus a spread of 0.4%) to fixed rates of 5.52% and 5.425%, respectively. The loan and bonds are repayable in two balloon installments in December 2004 and March 2007, respectively.

Weighted average interest rates for 1998, 1999, 2000 and for the six month periods ended June 30, 2000 and 2001 were 4.91%, 3.90%, 4.78%, 4.01% and 5.16% respectively.

c) Bank loans denominated in Greek Drachmae

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Greek Drachmae	568,240	511,512	537,689	509,353	492,901

Bank loans in Greek Drachmae were obtained at various dates from 1987 through 2001. Floating interest rates at December 31, 1998, 1999, 2000 and June 30, 2000 and 2001, ranged from 11.78%-15.86%, 9.58%-11.18%, 5.38%-8.62%, 8.08%-10.14% and 4.69%-5.61%, respectively. The loans outstanding at June 30, 2001 are repayable in semi-annual and/or balloon installments from 2001 through 2007.

Weighted average interest rates for 1998, 1999, 2000 and for the six month periods ended June 30, 2000 and 2001 were 16.16%, 11.14%, 8.47%, 9.04% and 5.42% respectively.

d) European Investment Bank ("EIB"):

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Foreign currency, fixed rate:					
—Swiss Franc	39,971	36,846	36,189	38,673	36,199
—Euro.	17,703	30,329	38,572	38,239	52,046
—US dollar	13,468	14,348	14,397	15,368	15,798
—Yen	0	0	3,238	0	13,317
—Belgian Franc	2,325	2,179	2,056	2,221	2,055
	73,467	83,702	94,452	94,501	119,415
Greek Drachmae, floating rate	109,900	122,450	117,542	119,117	113,625
Fixed exchange rate Greek Drachmae, fixed interest rate	39,912	33,212	27,582	32,369	26,978
	223,279	239,364	239,576	245,987	260,018

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

The long-term loans with the EIB have been concluded at various dates from 1985 through 2001 and in various currencies. Interest rates for the loans denominated in foreign currencies are fixed in the range of 1.82%-8.1%. Interest rates for the loans denominated in Greek Drachmae at December 31, 1998, 1999, 2000 and June 30, 2000 and 2001, ranged from 11.17%-11.42%, 9.11%-9.40%, 4.72%-4.90%, 7.95%-8.24% and 4.28%-4.36%, respectively. The loans are repayable in annual installments from 2001 through 2016.

With respect to the loans obtained prior to 1992, which at December 31, 1998, 1999, 2000 and June 30, 2000 and 2001, amounted to GRD 39,912, GRD 33,212, GRD 27,582, GRD 32,369 and GRD 26,978, respectively, the Bank of Greece covered the exchange risk of these loans, following a Greek Monetary Committee decision in 1980 and a relevant Ministerial Decision in 1991 for the loans concluded in the period 1991 —1992. Accordingly, the exchange rate on these multi-currency loans is fixed for PPC and was set at the rates prevailing on the date of conversion into Greek Drachmae. In return for the Bank of Greece assuming the exchange risk, PPC pays a premium, which, is calculated on the difference between the interest rate on each currency of the loan and the Greek Postal Savings Banks interest rate for loans to Public Sector minus 1.5% until 1990. In 1991-92, the premium was calculated on the difference between the interest rate of each currency of the loan and the average rate of the quotations of four major banks minus 1.5%. Interest rates for these loans at December 31, 1998, 1999, 2000 and June 30, 2000 and 2001, ranged from 13.38%-17.00%, 11.65%-17.00%, 7.06%-13.50%, 10.03%-13.5% and 6.40%-8.50%, respectively.

The Greek State guarantees loans from EIB. In exchange, PPC pays to the Greek State a commission in the range of 0.40% to 1.00% on the outstanding balance of the loans guaranteed.

PPC is obliged to comply with certain non financial covenants the most important of which are:

- The Company must inform the EIB of any material change to any of the Acts relating to its constitution and functions and of any change in controlling ownership.
- To furnish the EIB with progress information for the projects financed by the respective loans.
- To submit for approval any significant change in project plan or expenditure.
- The Company must inform the EIB in the event of a significant reduction in the value of the Company's assets (other than any reduction caused by the implementation of the EU Directive 96/92).
- Should the total cost of the respective projects fall significantly below those stipulated in the loan agreement the EIB may demand proportional prepayment of the related loan.
- To maintain, repair and overhaul all property forming part of the related projects.
- The Company shall (unless the EIB has consented otherwise) retain title to all assets comprising the project.
- The Company is not in default in any of its other debt obligations.

Weighted average interest rates for loans denominated in Greek Drachmae for 1998, 1999, 2000 and for the six month periods ended June 30, 2000 and 2001 were 14.57%, 9.74%, 8.21%, 8.78% and 4.27% respectively.

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

e) Project financing:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Floating rate:					
—Deutsche Mark	19,126	17,280	15,680	16,581	15,680
—Euro	32,072	33,701	32,478	33,328	31,935
—French Franc	1,488	501	0	0	0
—US dollar	1,063	0	0	0	0
—Swiss Franc	652	0	12,281	0	25,681
—Belgian Franc	425	286	147	219	74
	54,826	51,768	60,586	50,128	73,370
Fixed rate:					
—US dollar	6,033	5,670	5,250	5,566	5,152
—Swiss Franc	9,148	7,086	4,692	5,990	3,200
	15,181	12,756	9,942	11,556	8,352
	70,007	64,524	70,528	61,684	81,722

The above amounts represent promissory notes or long-term credits obtained to finance specific supply contracts. These were obtained at various dates from 1981 to 2000 and are repayable in semi-annual installments from 2001 to 2013. Interest rates on fixed rate credits are in the range 4.00%-7.5%. Interest rates on floating rate credits at December 31, 1998, 1999, 2000 and June 30, 2000 and 2001, ranged from 4%-5.5%, 3.6%-4.51%, 5.57%-6.01%, 4.48%-5.7%, and 4.92%-5.82%, respectively.

Weighted average interest rates for 1998, 1999, 2000 and for the six month periods ended June 30, 2000 and 2001 were 5.09%, 3.74%, 4.44%, 4.37% and 4.06% respectively.

The annual repayment schedule for the next five years of the total long-term debt, based on the exchange rates as at December 31, 2000 (for years ending December 31) and June 30, 2001 (for years ending June 30), is as follows:

Year ending December 31,		Year ending June 30,	
2001	198,819	2002	190,895
2002	155,256	2003	349,428
2003	390,537	2004	263,553
2004	253,310	2005	230,712
2005	85,473	2006	98,728
2006 and thereafter	652,878	2007 and thereafter	665,290
	1,736,273		1,798,606

The fair value of bonds that are publicly traded at December 31, 1998, 1999, 2000 and June 30, 2000 and 2001 totaled GRD 42,991, GRD 252,710, GRD 450,866, GRD 360,390 and GRD 452,633, while their respective carrying amount as at December 31, 1998, 1999, 2000 and June 30, 2000 and 2001 totaled GRD 42,513, GRD 273,266, GRD 468,734, GRD 382,491 and GRD 468,734.

The fair value of fixed rate long-term bonds for which there are no quoted market prices (based on discounted cash flow analysis) at December 31, 1998, 1999, 2000 and at June 30, 2000 and 2001 amounted to GRD 231,850, GRD 166,297, GRD 98,208, GRD 103,415 and GRD 101,110,

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

respectively, while their respective carrying amount as at December 31, 1998, 1999, 2000 and June 30, 2000 and 2001 totaled GRD 223,771, GRD 161,648, GRD 95,608, GRD 100,777, and GRD 97,015 respectively.

The fair values of long-term loans with floating interest rates approximate their carrying amounts.

22. FINANCIAL INSTRUMENTS:

Swap Agreements: At June 30, 2001 the Company had two currency swap agreements, one interest rate and cross currency swap agreement and six interest rate swap agreements outstanding:

Currency Swap Agreements: Two agreements were concluded in April 1997 for a period of four years through November 22, 2001 under which the Company receives interest at a rate equal to three month LIBOR (currently EURIBOR) plus 0.375%-0.40% on a total capital of DEM 402 million and pays interest at rates equal to three month ATHIBOR (currently EURIBOR) plus 0.10% and 0.19% on a total capital of GRD 64 billion .

Cross Currency and interest rate Swap Agreements: One agreement was concluded in January 1999 for a period of five years through January 8, 2004 under which the Company receives interest at a rate equal to six month LIBOR (currently EURIBOR) plus 0.65% on a nominal amount of Italian Lira 340 billion and pays interest at a fixed rate of 1.175% on a nominal of Yen 25 billion.

Interest Rate Swap Agreements:

- An agreement was concluded in May 2000 for a period of four years through December 3, 2004 for an amount of € 250 million. Under this agreement, the Company receives interest at a rate equal to six month EURIBOR and pays interest at a fixed rate of 5.52%.
- An agreement was concluded in April 2001 for a period of six years through March 2, 2007 for an amount of € 300 million. Under this agreement, the Company receives interest at a rate equal to six month EURIBOR plus a spread of 0.4% and pays interest at a fixed rate of 5.425%.
- An agreement was concluded in April 2001 for a period of four years through May 30, 2005 for an amount of € 73 million. Under this agreement, the Company receives interest at a rate equal to six month EURIBOR plus a spread of 0.6% and pays interest at a fixed rate of 5.3475%.
- An agreement was concluded in April 2001 for a period of five years through May 23, 2006 for an amount of € 147 million. Under this agreement, the Company receives interest at a rate equal to six month EURIBOR plus a spread of 0.3% and pays interest at a fixed rate of 5.03%.
- An agreement was concluded in June 2001 for a period of six years through August 23, 2007 for an amount of € 73 million. Under this agreement, the Company receives interest at a rate equal to six month EURIBOR plus a spread of 0.3% and pays interest at a fixed rate of 5.275%.
- An agreement was concluded in June 2001 for a period of six years through September 3, 2007 for an amount of € 117 million. Under this agreement, the Company receives interest at a rate equal to six month EURIBOR plus a spread of 0.3%-0.325% and pays interest at a fixed rate of 5.347%.

The impact of these hedging transactions for the years ended December 31, 1998, 1999, 2000 and for the six month ended June 30, 2000 amounted to loss of GRD 922, GRD NIL, GRD 407 and GRD 47, respectively.

As at December 31, 2000, the swap agreements were measured at their fair values in accordance with IAS 39 and the resulting transitional adjustment (net loss) of GRD 14,838 has been included in equity as an adjustment to the opening balance of accumulated deficit.

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

At June 30, 2001, none of the above instruments met the criteria for hedge accounting and accordingly the change in their fair values which totaled GRD 2,407 (loss) is included in financial expenses in the accompanying statement of operations for the six months ended June 30, 2001.

23. DEFERRED SUBSIDIES AND CUSTOMERS' CONTRIBUTIONS:

PPC obtains subsidies from the European Union through the Greek State in order to fund specific projects. In addition PPC customers (including State and Municipalities) are required to participate in the funding of the initial network connection cost (meters, substations, network connections etc.) or other infrastructure.

The above subsidies are recorded upon collection and are reflected in the balance sheet as deferred income. Such amounts are amortised over the useful life of the related assets when these are put in operation. Subsidies' amortisation is recorded against depreciation charge (Note 32).

Amounts in the accompanying balance sheets are analysed as follows:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Cost:					
—Subsidies	195,013	204,570	204,742	204,580	211,727
—Customers' contributions	236,558	271,340	310,313	291,212	334,955
—Other	0	0	(192)	0	(191)
	431,571	475,910	514,863	495,792	546,491
Accumulated Amortisation:					
—Subsidies	66,294	75,968	85,029	80,579	89,208
—Customers' contributions	64,335	80,508	99,065	89,167	108,977
—Other	0	0	(192)	0	(191)
	130,629	156,476	183,902	169,746	197,994
Net Book Value:					
Subsidies	128,719	128,602	119,713	124,001	122,519
Customers	172,223	190,832	211,248	202,045	225,978
	300,942	319,434	330,961	326,046	348,497

The amount of subsidies and customers' contributions collected during the years 1998, 1999 and 2000 and the six months ended June 30, 2000 and 2001, totaled GRD 43,887, GRD 44,339, GRD 38,953, GRD 19,882 and GRD 31,627 respectively.

The amortisation of subsidies and customers' contributions during the years 1998, 1999 and 2000 and the six months ended June 30, 2000 and 2001, totaled GRD 23,971, GRD 25,853, GRD 27,422, GRD 13,269 and GRD 14,091 respectively.

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

24. OTHER NON-CURRENT LIABILITIES:

Other non-current liabilities are analysed as follows:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Tax assessments 1989-1999 (Note 16)	24,948	26,039	14,144	14,144	10,608
TAP – HEAP reserve	8,312	8,312	8,312	8,312	8,312
Hellenic Petroleum (non current portion)	3,909	0	0	0	0
Customers' deposits	72,853	80,657	89,376	84,650	93,949
Tax on fixed assets' revaluation (Note 12)	0	0	1,253	0	0
Unrealised loss on swap valuation	0	0	0	0	24,008
Other	1,180	450	289	311	270
	111,202	115,458	113,374	107,417	137,147

TAP-HEAP Reserve: The amount represents a reserve for personnel retirement indemnities established by TAP-HEAP the insurance fund of HEAP, an electric utility company which was absorbed by PPC in 1985. The amount has been classified as a non-current liability to PIO which was established in late 1999 (Note 19).

Hellenic Petroleum: Is the Company's main supplier of liquid fuel. The amount of GRD 3,909, represents the last installment of an amount relating to fuel supplies prior to 1991, the settlement of which was made in nine annual installemnts of GRD 3,909 each, from 1992 to 2000.

Customers' deposits: The amount relates to deposits made from customers upon initial connection to the transmission and/ or distribution networks and is considered as a coverage of unbilled consumption outstanding as of any time. Such deposits are refundable (non-interest bearing) upon termination of connection by the customer. As the refund of such amounts is not expected to be realised within a short period of time the amounts are classified as long term liabilities.

25. SHARE CAPITAL:

Under its enabling statute of 1950, PPC was established as a "Public Corporation belonging entirely to the Greek State, operating for the public interest under the supreme inspection and control of the State". A subsequent legislative Decree provided PPC with a special legal status among enterprises within the State sector, stipulating that PPC was not subject to legislative provisions regulating the State sector generally, but rather subject to such provisions only when specifically mentioned. A Presidential Decree in 1985 stipulated that PPC is a public sector corporation, belonging to the Greek State, operating with full administrative, legal and financial autonomy, under the supervision of the Greek State. Until December 31, 2000, the State's special ownership of PPC was evidenced by statute and not by shares or stock in any form. Paid-in capital of GRD 38,797 in the accompanying balance sheets reflects actual cash contribution by the State to PPC.

Under Law 2773 and pursuant to Presidential Decree 333/2000, PPC was transformed, effective January 1, 2000 into a societe anonyme wholly owned by the State for the purpose of carrying on the business of an electricity company. Law 2773 also ratified the Articles of Incorporation of PPC which specifies, among other things, the following:

- The Greek State is not permitted to hold less than 51% of the voting shares of PPC, after any increase in its share capital.
- In case the participation percentage of a shareholder or affiliated companies exceeds in total 5% of PPC's share capital, such shareholder will not have the right to vote at the general assembly for the percentage of his shareholding exceeding 5%.

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

- The Company's fiscal year ends at December 31 of each year. Exceptionally, the Company's first fiscal year will be concluded at the end of the year succeeding the year of PPC's transformation into a *société anonyme*.
- The life of the company was set for 100 years.

The share capital of PPC S.A. was set at GRD 220 billion consisting of 220 million common registered shares of Greek Drachmae one thousand par value each. At December 31, 2000, PPC made transfers from equity accounts to set up the share capital of GRD 220 billion, as analysed below:

Contributions by the Greek State	38,797
Revaluation surplus of machinery under law 1731/1987 (Note 12)	164,321
Revaluation surplus of buildings under Ministerial Decision 2665/1988 (Note 12)	7,649
Revaluation surplus (part of) of land under Ministerial Decision 2665/1988 (Note 12)	9,233
	181,203
	220,000

26. RESERVES:

Amounts in the accompanying balance sheets are analysed as follows:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Tax free (Law 2238/94)	871	3,764	3,764	3,764	3,764
Tax free	19,119	27,918	27,361	27,361	27,361
Specially taxed reserves	37,831	38,540	38,517	38,517	38,517
Securities valuation surplus (Note 7)	8,209	10,179	7,825	7,963	7,131
	66,030	80,401	77,467	77,605	76,773

Tax free and specially taxed reserves represent interest income which is either free of tax or a 15% tax is withheld at source. This income is not taxable, assuming there are adequate profits from which respective tax free reserves can be established. However, if distributed, such reserves are subject to income tax.

27. LEGAL RESERVE:

Under Greek corporate law, corporations are required to transfer a minimum of five percent of their annual net profit as reflected in their statutory books to a legal reserve, until such reserve equals one-third of the paid-in share capital. This reserve can not be distributed through the life of the company. The accumulation of such reserve will apply to the Company effective the year ending December 31, 2001, following its transformation into a *société anonyme* (Note 1).

28. DIVIDENDS:

Under Greek corporate law, companies are required each year to declare from statutory profits dividends of at least 35% of after-tax profit, after allowing for the legal reserve, or a minimum of 6% of the paid-in share capital, whichever is greater. However, the Company can waive such dividend with the unanimous consent of its shareholders.

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

Furthermore, Greek corporate law requires certain conditions to be met before dividends can be distributed which are as follows:

(a) No dividends can be distributed to the shareholders as long as the Company's net equity, as reflected in the statutory financial statements, is, or after such distribution, will be less than the outstanding capital plus non-distributable reserves.

(b) No dividends can be distributed to the shareholders as long as the unamortised balance of "Pre-operating Expenses", as reflected in the statutory financial statements, exceeds the aggregate of distributable reserves plus retained earnings.

The above will apply to the Company effective January 1, 2001, following its transformation into a *société anonyme* (Note 1).

Based on paragraph 4, art. 30 of Tax Law 2579/98, PPC was obliged to distribute as a dividend to the Greek State, through its annual distribution of profits, an amount equal to the 10% of its earnings (excluding gains from the sale of marketable securities) before tax. Such dividends were subject to 35% income tax. In this respect PPC declared dividends of GRD 931 and GRD 1,730 from the profits of 1998 and 1999, respectively. No dividend distribution was made in 2000 as the Company reported losses.

29. COMMITMENTS AND CONTINGENCIES:

(a) Construction Program: The Company is engaged in a continuous construction program, currently estimated to approximately GRD 1,350 billion over a five year period from 2001 to 2005. These expenditures are planned to be focused primarily on the Distribution and Generation units. The program is subject to periodic review and revision and actual construction costs may vary from the above estimate because of numerous factors, including changes in business conditions, changes in environmental regulations, increasing costs of labor, equipment and materials and cost of capital.

(b) Agreement with WIND: In August 2001, the Company's wholly owned subsidiary PPC Telecommunications Services S.A. together with its subsidiary Evergy S.A. entered into an agreement to form a new company with WIND (an Italian telecoms provider, the shareholders of which are ENEL S.p.A. and France Telecom). The new company plans to enter the fixed and fixed wireless communications as well as multimedia and internet services in Greece. The Company's total estimated equity contribution into this new company is expected to be within the range of GRD 24 billion to GRD 55 billion. The Company will also construct a fibre-optic network along its existing lines (an investment which is expected to amount to GRD 10 billion) which will in turn be leased to the new company.

(c) Insurance Coverage: The Company's property, plant and equipment are located all over Greece and therefore risk of major loss is reduced. PPC does not carry any form of insurance coverage on its property, plant and equipment, save for its information technology equipment.

(d) Ownership of Property: According to a study performed by an independent law firm, major matters relating to the ownership of PPC's assets, are as follows:

1. Public Power Corporation S.A. is the legal successor to all property rights of the former PPC legal entity. Its properties are for the most part held free of encumbrances. Although all property is legally owned, legal title in land and buildings will not be perfected and therefore title may not be enforced against third parties until the property is registered at the relevant land registry in the Company's name. PPC is in the process of registering this property free of charge at the relevant land registries following a simplified registration procedure. Such process is expected to be finalised by June 2002.

2. In a number of cases, expropriated land, as presented in the expropriation statements, differs (in quantitative terms), with what PPC considers as its property.

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

3. All agricultural land acquired by PPC through expropriation in order to be used for the construction of hydroelectric power plants, will have to be transferred, following a decision of PPC's Board of Directors and a related approval by the Ministry of Development, to the State, at no consideration, if the purpose for which it was expropriated has been satisfied.

(e) ***Litigation and Claims:*** The Company is a defendant in several legal proceedings arising from its operations with a total potential exposure of approximately GRD 345 billion, as further analysed below:

1. **Claims with contractors and suppliers:** A number of contractors and suppliers have raised claims against the Company, mainly for disputes in relation to the construction and operation of power plants. These claims are either pending before courts or in arbitration and mediation proceedings. The total amount involved is approximately GRD 85 billion. In most cases the Company has raised counter claims which are not reflected in the accounting records until the time of collection.

2. **Fire incidents on the island of Crete:** A number of individuals on the island of Crete have raised claims against the Company for damages incurred as a result of alleged electricity-generated fires. The cases relate mainly to the years 1993 through 1996 and the total amount involved is approximately GRD 16 billion.

3. **Claims by employees:** Company's employees are claiming the amount of GRD 44 billion, for allowances and other benefits that according to the employees should have been paid by the Company. The majority of the above amount relates to periods prior to 1996.

4. **Claims by pensioners:** approximately 6,500 pensioners have filed an action before the European Court in Strasbourg in April 2000, seeking to overturn a final judgement of the Greek Supreme Administrative Court relating to the calculation of the annual adjustment of pensions. The amount involved is estimated at GRD 200 billion. The accompanying financial statements do not include any provision for this claim as, according to a legal opinion obtained by the Company, any liability involved lays with the PIO (Note 19).

For the amounts under (1), (2) and (3) above, the Company has established provisions which, at June 30, 2001 totaled approximately GRD 40 billion (Note 18).

(f) ***Arbitration:*** The Company is in arbitration proceedings with one of its high voltage customers for the revision of the price at which electricity is supplied (under a contract, which expires in the year 2006). The arbitration proceeding commenced in February 1999 and relates to the electricity supplied or to be supplied during the period for January 1, 1999 to December 31, 2001. The amount claimed by the Company approximates GRD 5,260, while the customer has submitted a counter claim which if accepted will reduce the Company's claim by approximately 35%. The last hearing has been set for December 2001.

(g) ***Environmental obligations:*** Following an assessment of PPC's operations by an independent environmental consulting firm, the Company believes that approximately GRD 145 billion of investment in environmental, health and safety matters will be required over the forthcoming ten years in present value terms. The above amount represents only an indication of the probable investment needs. The precise investments will depend upon a number of factors, such as the demand for electricity in the future, PPC's long term business strategy, the regulatory environment and also the future level of enforcement of environmental laws and regulations in Greece.

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

Key uncertainties that may influence the final level of environmental investment which PPC will be required to make over the forthcoming decade, include:

1. Several Environmental Permits and operating Licences have yet to be obtained by individual PPC operating units. This includes the mines, Megalopolis A power station, some of the hydroelectric stations and a large part of the national transmission network.

2. Construction operations at the Messochora Dam on the Acheloos river have been halted, as the Environmental Permit for the project as a whole, has not been granted by the State. The study has assumed that the dam may be completed in appoximately three years, but the process may take longer due to delays in the decision making process. To-date PPC has invested approximately GRD 100 billion in this project.

3. Under IPPC (Integrated Pollution Prevention and Control), the definition of Best Available Techniques for Large Combustion Plants have yet to be agreed. These, and the amendments to the Large Combustion Plant Directive will: 1) require investments at PPC's larger thermal power plants stations, 2) reduce the hours of operation of its oil fired stations and 3) bring forward closure of its Megalopolis A and B plants.

4. The Kyoto protocol, if ratified by the European Union, may require the Company to reduce CO2 (carbon dioxide) emissions. This could include the substitution of old power plants with modern, natural gas combined cycle power plants, an increase in the share of renewable energy, implementation of combined heat and power plants or recovery and storage of CO2 from flue gases.

5. The extent of contaminated land has yet to be defined for many of PPC's installations. At present, there appears to be no requirement for large scale remediation projects at PPC's sites in the short term, and it is unlikely that this will be required at the mining areas or at the lignite stations for the forseeable future. Remediation, however, may be warranted at some of the firm's oil-fired stations, and depots and of its underground cables in the future.

6. Limited studies on the presence of asbestos-containing materials have been undertaken by the Company, but these are not comprehensive. Costs may be incurred across certain of PPC's operations, once comprehensive surveys have been carried out.

7. Exposure of the public to electromagnetic fields from PPC's transmission lines and sub stations, is considered to be substantially less than the exposure guidelines thresholds (100 μT for magnetic fields) developed by the International Commission on Non Listing Radiation Protection (ICNIRP) and CENELEC.

30. REVENUES:

The amounts in the accompanying statements of operations, are analysed as follows:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Energy sales:					
—High voltage	60,463	60,171	79,744	38,300	38,749
—Medium voltage	149,826	160,070	175,448	80,536	88,486
—Low voltage	629,691	676,813	711,093	353,251	369,005
	839,980	897,054	966,285	472,087	496,240
Other (Note 15)	8,862	9,192	11,042	5,309	5,643
	848,842	906,246	977,327	477,396	501,883

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

Unbilled revenue for the years ended December 31,1998, 1999 and 2000 as well as the six-month periods ended June 30, 2000 and 2001, were as follows:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Medium voltage	6,998	7,320	8,202	7,805	8,672
Low voltage	47,372	49,541	52,333	51,504	53,921
	54,370	56,861	60,535	59,309	62,593
Less: Prior year's provision	(49,653)	(54,370)	(56,861)	(56,861)	(60,535)
	4,717	2,491	3,674	2,448	2,058

31. PAYROLL COST:

The amounts in the accompanying statements of operations, are analysed as follows:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Total payroll cost	321,620	341,645	354,484	178,550	182,901
Less:					
—Capitalisation of payroll to fixed assets	(38,941)	(40,645)	(41,617)	(20,916)	(20,204)
—Payroll cost included in fossil fuel production	(65,392)	(69,163)	(72,349)	(36,012)	(36,099)
—Payroll cost of PIO, claimed from the State (Note 19)	—	—	(7,122)	(3,363)	(3,956)
	217,287	231,837	233,396	118,259	122,642

32. DEPRECIATION AND AMORTISATION:

The amounts in the accompanying statements of operations are analysed as follows:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Depreciation on fixed assets (Note 12)	84,710	94,188	109,672	48,307	57,225
Plus:					
—Software amortisation	110	423	637	279	316
Less:					
—Amortisation of deferred subsidy income (Note 23)	(23,971)	(25,853)	(27,422)	(13,269)	(14,091)
—Depreciation included in fossil fuel consumption	(7,350)	(8,129)	(9,846)	(4,560)	(4,655)
	53,499	60,629	73,041	30,757	38,795

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

33. OTHER EXPENSES:

The amounts in the accompanying statements of operations are analysed as follows:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Transportation and travelling expenses	8,906	8,653	8,556	4,041	3,878
VAT non-refundable	—	—	7,062	7,062	—
Other	5,932	6,127	8,821	5,197	3,005
	14,838	14,780	24,439	16,300	6,883

34. FINANCIAL EXPENSES:

The amounts in the accompanying statements of operations are analysed as follows:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Interest expense	156,076	120,896	106,337	52,458	43,670
Amortisation of loans' issuance and other fees	1,714	1,449	1,097	592	539
Duties on interest expense	5,727	5,523	3,592	2,202	1,232
Other	3,487	4,003	3,807	1,209	2,799
	167,004	131,871	114,833	56,461	48,240

35. OTHER INCOME (EXPENSE), NET:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Subsidies on expenses	1,459	800	2,339	1,154	1,131
Gain from retirement of fixed assets (note 12)	2,489	3,069	3,482	1,562	1,981
Gain from sale of securities	871	2,893	0	0	0
Gain (loss) on sale of materials	713	1,215	17	(140)	155
Penalty clauses	644	594	2,457	176	1,543
Tax on statutory revaluation of fixed assets	0	0	(2,507)	0	0
Other	3,062	4,143	(553)	2,737	(2,633)
	9,238	12,714	5,235	5,489	2,177

36. SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN GREEK GAAP AND IAS:

As further discussed in Note 3(a) above, the accompanying financial statements have been based on the statutory financial statements, appropriately adjusted and reclassified for conformity with the standards prescribed by the International Accounting Standards Committee. The significant differences applicable to the Company's financial statements, are described below:

Reconciliation of shareholders' equity (deficit) and net income (loss) from Greek GAAP to IAS

The following reconciliation table ("Reconciliation Table") summarises the significant adjustments to shareholders' equity for the years ended December 31, 1998, 1999 and 2000 and the six months ended June 30, 2000 and 2001, that were applied to the statutory financial statements in order to comply with IAS (amounts in millions of Greek Drachmae):

		December 31,			June 30,	
	Item	1998	1999	2000	2000	2001
Shareholders' equity per Greek GAAP		341,650	360,191	408,571	381,805	454,104
—Account for fixed assets subsidies and customers' contributions as deferred income rather than as part of the shareholders' equity	a	(300,942)	(319,434)	(333,185)	(326,045)	(350,721)
—Reverse fixed assets statutory revaluation	b	(102,686)	(91,115)	(124,404)	(86,080)	(120,512)
—Account for deferred income taxes	c	291	(301)	(2,236)	2,688	2,989
—Account for marketable securities and financial instruments at fair values	d	7,993	9,963	7,608	7,746	(10,893)
—To defer and amortise loan fees and expenses	e	1,841	5,048	6,485	5,177	6,012
—Fixed assets' depreciation	f	61,093	68,097	75,434	71,514	79,029
—Other		3,498	2,263	2,581	(681)	847
		(328,912)	(325,479)	(367,717)	(325,681)	(393,249)
Shareholders' equity per IAS		12,738	34,712	40,854	56,124	60,855

The Reconciliation Table below summarises the significant adjustments to net income (loss) for the years ended December 31, 1998, 1999 and 2000 and the six months ended June 30, 2000 and 2001, that were apllied to the statutory financial statements in order to comply with IAS (amounts in millions of Greek Drachmae):

		December 31,			June 30,	
	Item	1998	1999	2000	2000	2001
Net income (loss) per Greek GAAP		(22,066)	1,780	(10,390)	15,002	27,436
—Account for fixed assets subsidies and customers' contributions as deferred income rather than part of the shareholders' equity	a	0	0	0	0	0
—Reverse depreciation on fixed assets statutory revaluation surplus	b	14,510	11,571	11,703	5,034	3,891
—Account for deferred income taxes	c	(1,763)	(592)	(1,934)	2,989	5,225
—Account for marketable securities and financial instruments at fair values	d	0	0	0	0	(2,408)
—To defer and amortise loan fees and expenses	e	963	3,206	1,438	129	(474)
—Adjust fixed assets' depreciation rates	f	9,373	7,004	7,341	3,418	3,591
—Other		(2,015)	(1,198)	312	(3,040)	(1,728)
		21,068	19,991	18,860	8,530	8,097
Net income (loss) per IAS		(998)	21,771	8,470	23,532	35,533

a. ***Subsidies for fixed assets and customers' contributions:*** Under Greek GAAP subsidies and customers' contributions received to finance the purchase and/or acquisition of fixed assets are recorded as a reserve under equity and are amortised on a straight line basis over the useful life of the asset to which they relate. Under IAS subsidies and customers' contributions received to finance the purchase and/or acquisition of fixed assets are recorded as a deferred income under non-current liabilities and are amortised on a straight line basis over the useful life of the asset to which they relate.

b. ***Statutory revaluation of fixed assets:*** As further discused in Note 12 above, in accordance with Greek tax legislation, fixed assets are periodically revalued (usually every four years). These revaluations are based on (non-industry specific) indices, which are determined by the Government, through Ministerial Decisions. These statutory revaluations do not meet the criteria required by IAS 16 "Property, plant and equipment" and accordingly have been reversed in the accompanying financial statements.

c. ***Deferred income taxes:*** Greek GAAP does not permit accounting for deferred taxes. As further discused in Note 16 above, IAS requires deferred taxes to be accounted for.

d. ***Valuation of marketable securities and financial instruments:*** Under Greek GAAP marketable securities are accounted for at the lower of cost or fair value, while there is no guidance as to the accounting of financial instruments. As further discused in Note 4 above, IAS requires accounting for marketable securities and financial instruments at fair value.

e. ***Loan fees and expenses:*** Under Greek GAAP loan fees and expenses are accounted for on a cash basis or may be deferred and amortised over a period of five years, at maximum. The Company, for statutory reporting purposes, accounts for such costs on a cash basis. Under IAS such costs are deferred and amortised over the life of the facility to which they relate. If any debt facilities have been modified from their original terms, the associated debt costs that have been deferred should be written-off/amortised over a different period depending on the terms that have changed.

f. ***To account for depreciation on mining equipment and transmission lines in accordance with useful lives rather than statutory depreciation rates:*** Under Greek GAAP depreciation is calculated based on rates determined by the tax authorities which may differ from the fixed assets' estimated useful lives based on which depreciation is accounted for under IAS.

37. SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IAS AND U.S. GAAP:

The financial statements are prepared in accordance with International Accounting Standards ("IAS"), which differs in certain aspects from generally accepted accounting principles in the United States ("U.S. GAAP"). The significant differences applicable to the Company's financial statements are described below:

Reconciliation of shareholders' equity (deficit) and net income (loss) from IAS to U.S. GAAP

The following reconciliation table ("Reconciliation Table") summarises the significant adjustments to shareholders' equity for the years ended December 31, 1998, 1999 and 2000 and the six months ended June 30, 2000 and 2001, that would be required if U.S. GAAP had been applied instead of IAS (amounts in millions of Greek Drachmae):

		December 31,			June 30,	
	Item	1998	1999	2000	2000	2001
Shareholders' equity per IAS		12,738	34,712	40,854	56,124	60,855
—Capitalised interest, net of depreciation	a	92,517	107,886	123,434	111,331	128,328
—Derivatives and hedging	b	—	—	—	—	—
—Impairment losses	c	—	—	—	—	—
—Employees benefit plans	d	—	—	—	—	—
—Income Taxes	f	(32,381)	(37,760)	(43,202)	(38,966)	(44,915)
		60,136	70,126	80,232	72,365	83,413
Shareholders' equity per U.S. GAAP		72,874	104,838	121,086	128,489	144,268

The Reconciliation Table below summarises the significant adjustments to net income (loss) for the years ended December 31, 1998, 1999 and 2000 and the six months ended June 30, 2000 and 2001, that would be required if U.S. GAAP had been applied instead of IAS (amounts in millions of Greek Drachmae):

		December 31,			June 30,	
	Item	1998	1999	2000	2000	2001
Net income (loss) per IAS		(998)	21,771	8,470	23,532	35,533
Capitalised interest, net of depreciation	a	15,925	15,370	15,548	3,444	4,893
Derivatives and hedging	b	—	—	—	—	—
Impairment losses	c	—	—	—	—	—
Employees benefit plans	d	—	—	—	—	—
Income taxes	f	(5,774)	(5,380)	(5,442)	(1,205)	(1,713)
		10,151	9,990	10,106	2,239	3,180
Net income per U.S. GAAP		9,153	31,761	18,576	25,771	38,713
Earnings per share U.S. GAAP		42	144	84	117	176
Weighted average shares outstanding (000's)		220,000	220,000	220,000	220,000	220,000

a. ***Capitalisation of Interest:*** IAS generally require the immediate expensing of interest (benchmark treatment), while, as an allowed alternative treatment, it permits the capitalisation of borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset. Capitalised interest is depreciated over the useful life of the related asset. The Company follows the benchmark treatment.

Under U.S. GAAP capitalisation of interest is required and there is no requirement to match loans to specific assets under construction. Interest capitalised should not exceed interest expense for any year/period and is depreciated over the estimated useful life of the related fixed assets.

b. ***Derivatives and hedging:*** Prior to December 31, 2000, the general principles under U.S. GAAP and IAS relating to derivatives and hedge accounting are similar. However, U.S. GAAP was more prescriptive than IAS. Accordingly, certain derivatives may qualify as hedge instruments in accordance with IAS but not under U.S. GAAP. Moreover, under IAS application of hedge accounting though interest risk management on a portfolio or net exposure basis is considered acceptable. Under U.S. GAAP such hedging is generally precluded.

With effect from January 1, 2001 the Company has adopted IAS 39 "Financial Instruments: Recognition and Measurement". With respect to derivatives and hedging activities IAS 39 is similar to the requirements of Statement of Financial Accounting Standards No. 133 "Derivatives and Hedging".

In view of the company's limited use of derivatives and hedge accounting there are no differences between IAS and U.S. GAAP applicable to the company in any of the periods presented.

c. ***Impairment losses:*** IAS requires that the recoverable amount of an asset should be estimated whenever there is an indication that the asset may be impaired. In addition, it requires an impairment loss to be recognised when the carrying amount of an asset exceeds its recoverable amount—generally its value in use. IAS also provides that the value in use of an asset is the present value of the future cash flows expected to arise from its continued use over its remaining useful life and from its disposition. IAS requires that an impairment loss in prior years should be reversed if the circumstances giving rise to the impairment loss no longer exist.

Under U.S. GAAP an asset is only considered to be impaired when the carrying value of the asset exceeds the undiscounted cash flows generated by the asset. Any impairment loss is then calculated as the difference between the carrying amount of the asset and the fair value of that asset. Usually the fair value is determined using discounted cash flows. Any impairment loss recorded in prior years may not be reversed even if the circumstances giving rise to the impairment no longer exist.

d. ***Employees benefit plan and subsidised energy provided to employees and former employees:*** Employees of the company are entitled to participate in a defined benefit pension plan. In addition, employees and former employees are entitled to receive electricity at subsidised prices. Both IAS and U.S. GAAP are similar in the measurement of the employee benefit obligation, the attribution of those benefits to periods of employees' service, and the use of actuarial assumptions to calculate the actuarial present value of those benefits. However, U.S. GAAP is more prescriptive with regard to the actuarial assumptions and the methodologies used. With regard to other post retirement benefits like the subsidised energy U.S. GAAP requires that the cost of such benefits to be allocated on a straight-line basis unless the plan formula is front-loaded.

In measuring its defined benefit liability under IAS, an entity should recognise past service costs as an expense on a straight-line basis over the average period until the benefits become vested. If the benefits are vested immediately following the changes to a defined benefit plan, an entity should recognise past service cost immediately. Under U.S. GAAP, immediate recognition of prior service cost to a retroactive scheme amendment is permitted only if the employer does not expect to obtain any future economic benefits from the amendment. Typically, U.S. GAAP would require amortisation of equal amounts of prior service cost related to pensions in each future year of service of each active participant, without regard to whether they are vested, though use of a more rapid method of amortisation is permitted.

For pension benefits, but not other post retirement benefits, U.S. GAAP requires recognition of at least the unfunded accumulated pension benefit obligation on the balance sheet, whereas IAS does not. As a result of that minimum liability provision, the liability recognised on the balance sheet pursuant to IAS may be significantly different from that recognised pursuant to U.S. GAAP.

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

As further explained in Note 19 above, up to December 31, 1999, because of uncertainties regarding the Company's legal obligations arising from the pension, medical and other benefits of its employees and pensioners, the Company was accounting for such costs on a cash basis. Accordingly, the Company's consolidated financial statements prepared in accordance with IAS prior to December 31, 1999 do not include any provision for such liabilities. Effective January 1, 2000, under Law 2773/99 the Greek State substitutes the Company in all insurance liabilities towards its employees and pensioners.

In view of the above the Company is not able to determine the U.S. GAAP adjustment required for periods ended prior to December 31, 1999.

e. ***Presentation of property, plant and equipment at fair values:*** Under IAS an item of property, plant and equipment, which qualifies for recognition as an asset, should initially be measured at its cost. Under the allowed alternative treatment, subsequent to initial recognition as an asset, such asset can be carried at a revalued amount, being its fair value at the date of the revaluation less any subsequent accumulated depreciation and subsequent accumulated impairment losses. U.S. GAAP does not permit the presentation of property, plant and equipment at fair values.

f. ***Income taxes:*** Although IAS and U.S. GAAP are broadly similar standards, U.S. GAAP addresses a number of aspects of accounting for income taxes that are not addressed by IAS. The adjustment made is required to reflect the tax effect of the other adjustments between IAS and U.S. GAAP.

APPENDIX

AMERICAN APPRAISAL FIXED ASSET VALUATION — SUMMARY REPORT

3rd October 2001

Mr. Grigoris Anastasiadis
Chief Financial Officer
Public Power Corporation S.A.
30, Chalkokondili Str.
104 32 Athens—Greece

Dear Mr. Anastasiadis,

We have completed the appraisal of the fixed assets identified as belonging to the **Public Power Corporation S.A.**, a company with headquarters in Athens, Greece. For the sake of brevity, Public Power Corporation will also be further referred to herein as PPC, "the Company".

The purpose of the appraisal was to provide an indication of the **Fair Market Value (in-use)** of the Company's operating fixed assets. All other assets, if present, including social assets, net working capital, lignite reserves, spare parts, intangible or financial assets have been excluded from consideration.

The effective date of this appraisal is December 31, 2000.

Due to the relatively high inflation in Greece over the last twenty years, our cost and value conclusions for the appraised fixed assets are stated in terms of stabilised U.S. dollar figures. The exchange rate used is 375 GRD per 1 US Dollar.

Our value conclusions are to be used for financial purposes; any other use is invalid.

Our appraisal is subject to General Service Conditions provided attached to this summary letter-report.

Our summary letter-report is intended to comply with the purpose and reporting requirements set forth by the Uniform Standards of Professional Appraisal Practice ("USPAP") for a summary appraisal report. As such, it presents only summary discussions of the data, reasoning, and analyses that were used in the appraisal process to develop the opinion of value of American Appraisal (Hellas) Limited. Supporting documentation concerning these matters has been retained in our work papers. The depth of discussion contained in this report is specific to your needs as the client and for the intended use stated. American Appraisal (Hellas) Limited, is not responsible for the unauthorised use of this summary letter-report.

> ***Fair Market Value*** is defined as the estimated amount at which the property might be expected to exchange between a willing buyer and a willing seller, neither being under compulsion, each having reasonable knowledge of all relevant facts, with equity to both. The fixed assets have been appraised assuming ***continued use*** of the facilities.

When fair market value is established on the premise of continued use, it is assumed that the buyer and the seller would be contemplating retention of the property at its present location as part of the current operations. An estimate of fair market value arrived at on the premise of continued use does not represent the amount that might be realised from piecemeal disposition of the property in the marketplace or from an alternate use of the property.

There are three traditional approaches to value: income, market and cost.

For asset-rich companies, such as real estate holding companies, natural resources companies or utilities, the underlying assets are key elements of the total assets composition and the success of the enterprise.

As a result, the cost and income approaches would generally provide the best indications of value since these approaches emphasise the current value of the assets and their long-range earning power.

The assets under consideration are special purpose assets; therefore, the cost approach was given primary emphasis in estimating the fair market value (in-use) for the appraised fixed assets.

The income approach was not considered to be directly applicable. Under the premise of continued use, it was assumed that prospective earnings would provide a reasonable return on the appraised value of the property. However, in order to test the reasonableness of the value indications arrived at using the cost approach, we have also considered a comparative companies analysis.

The market approach was used only to test the reasonableness of value for property having an identifiable secondary market.

The cost approach considers the value of a property to a knowledgeable, prudent investor to be that amount currently required to create an asset of equal utility. As such, the cost approach considers the cost to reproduce or replace the property appraised. From this amount, an allowance is deducted for any depreciation or obsolescence present, whether arising from physical, functional, or economic causes.

The cost new is the starting point for determining the fair market value (in-use) of the property. The cost new refers to cost of reproduction new (CRN) or cost of replacement new (COR).

> ***Cost of reproduction new (CRN)*** is defined as the estimated amount required to reproduce a duplicate or replica of the property at one time in accordance with current market prices for materials, labor, and manufactured equipment, contractor's overhead and profit, and fees, but without provision for overtime, bonuses for labor, or premiums for material, or equipment.

Where cost data for the cost of reproduction new (CRN) of a property subject to valuation was not available due to technological and/or design changes, the cost of replacement new (COR) was considered.

> ***Cost of replacement new (COR)*** is defined as the estimated amount required to replace the asset at one time with a modern new unit using the most current technology and materials, labor, and manufactured equipment, contractors' overhead and profit, and fees, but without provision for overtime, bonuses for labor, or premiums for material or equipment.

The following was taken into consideration in arriving at the value estimate: transferability of property and use restrictions; acquisition, expropriation and replacement cost data for comparable projects; statistical compilations using Company data, American Appraisal in-house databases, and data researched internationally.

All cost new estimates include materials, freight, and installation costs. Indirect project costs and contingencies have been included in the cost new estimates. However, interest during construction has not been considered.

The expenses attributable to the acquisition (expropriation) of the land under quarries in mining areas and land covered by water of the artificial lakes in the hydro power plants were considered part of start-up costs of respective operations, and, therefore, were not considered part of the fixed asset base. Hence, no value was attributed for such land.

Fair market value is estimated by adjusting the cost new by taking into consideration physical deterioration, functional obsolescence, and economic obsolescence.

> ***Physical Deterioration*** is a form of depreciation and is the loss in value resulting from normal use of the facilities and from exposure to the elements.

> ***Functional Obsolescence*** is a form of depreciation resulting in a loss in value caused by conditions within the property such as changes in design, materials, or process and resulting in inadequacy, overcapacity, excess construction, lack of utility, or excess operating costs.

Economic Obsolescence is a loss in value caused by negative influences outside the property itself, such as general economic conditions, availability of financing, or inharmonious property uses.

Physical deterioration adjustments were made to the fixed assets under a straight-line age/life method, using international standard normal lives. In order to estimate physical deterioration of selected assets, we used the effective age reflecting their observed condition, maintenance and overhaul history and expected remaining life.

Functional obsolescence adjustments were applied to selected assets which reflect the underutilisation of the specific asset.

Construction in progress (CIP) is included in the cost and value summaries at book value converted to U.S. Dollars.

The appraisal procedures used to arrive at estimates of cost and value for the property are described in the narrative report.

Based upon our investigations and analysis, we are of the opinion that as of December 31, 2000, the fair market value (in-use) of the fixed assets of Public Power Corporation is reasonably represented by the amount of **SEVEN BILLION SEVEN HUNDRED MILLION US DOLLARS ($7,700,000,000).** The value is inclusive of construction in progress.

The above amount represents the composition of assets and ownership as reported to us by the Company's management, which in turn relates to the operations of the Company as the electric utility company for Greece.

Over 90% of the production facilities were personally inspected in order to determine the overall general conditions of the properties and other valuation factors relevant in providing an opinion of value. However, we have not investigated the title to or any liability against the property appraised; neither did we carry out engineering or structural survey for the facilities inspected as these were beyond the scope of our assignment.

The value conclusions contained in the report are based, in part, on the best technical and financial information made available to us during the execution of the project.

The opinion expressed in this summary letter is subject to the assumptions, limiting conditions and general service conditions which are attached to this summary letter.

A summary of the estimated fair market value of the subject property is provided on the following page. The summary also include estimates of cost new.

Yours sincerely
On behalf of American Appraisal (Hellas) Limited

Pavlos M. Zeccos
Managing Director

Investigation & Report

By:

Alexander Lopatnikov	Sergey Tsurinov	John Lawton
Pavlos M. Zeccos	Alexander Gaidamaka	Manolis Papaemmanouil
Sergio Guerzoni	Alkis Mitropoulos	Dimitris Papachristos
Patrizio Palma ASA	Angelo Molson	Michalis Bartzis

Public Power Corporation of Greece

Fixed Asset Appraisal
GRAND TOTAL
Location: Greece
Appraisal Date: December 31, 2000

ACC #		(A) CRN/COR ('000 USD)	(B) FMV ('000 USD)	(C) Normal Life (Years)	(D) Remaining Life (Years)
10	LAND	297,733	297,500	—	—
11	BUILDINGS AND CIVIL WORKS	3,138,747	1,281,376	48	29
12	MACHINERY AND EQUIPMENT	14,226,768	5,011,272	31	12
13	TRANSPORT EQUIPMENT	145,906	33,922	13	3
14	FURNITURE AND OTHER EQUIPMENT	197,681	85,456	12	6
16.17	COMPUTER SOFTWARE	8,400	4,000	5	2
	Total Operating Assets	18,015,235	6,713,526	33	15
15	CIP & Machinery Not Installed	1,024,312	1,024,312	—	—
	GRAND TOTAL	**19,039,547**	**7,737,838**	**33**	**15**
	Rounded	**19,000,000**	**7,700,000**	**33**	**15**

Notes
(A) Cost New
(B) Fair Market Value (in-use)
(C) Weighted Average Normal/Economic Life
(D) Weighted Average Remaining Life of Assets

ASSUMPTIONS AND LIMITING CONDITIONS

No responsibility is assumed for matters legal in nature. No investigations have been made of the title to, or any liabilities against, the properties appraised. The appraisal presumes, unless otherwise noted, that the owner's claim is valid, the property rights are good and marketable, and there are no encumbrances which cannot be cleared through normal processes.

To the best of our knowledge, all data set forth in this report is correct and accurate. Although gathered from reliable sources, including the Company's asset register and staff, no guarantee is made nor liability assumed for the accuracy of any data, opinions, or estimates identified as being furnished by others, which have been used in formulating this analysis.

No soil analysis or geological studies were ordered or made in conjunction with this report, nor were any water, oil, gas, coal or other subsurface mineral and use rights or conditions investigated.

We have not arranged for any investigations to be carried out to determine whether or not asbestos or high alumina cement has been used in the construction of this property or has since been incorporated and we are, therefore, unable to report that the property is free from risk in this respect. For the purpose of this valuation, we assumed that such investigation would not disclose the presence of any such material in any adverse conditions.

We have not been instructed to, nor have we undertaken, any environmental study. Full compliance with applicable state and local environmental regulations and laws is assumed unless otherwise stated, defined and considered in this report. It is also assumed that all required licences, consents, or other legislative or administrative authority from any local or national government, or private entity or organisation, have either been or can be obtained or renewed for any use which the report covers.

No independent engineering or similar surveys were requested or conducted. Land areas utilised in this report were obtained from surveys or public records. The land description has not been verified by legal counsel or a licensed surveyor and was included in our final report for identification purposes only and should not be used in a conveyance or other legal document without proper verifications by an attorney.

The value or values presented in this report are based upon the premises outlined herein and are valid only for the purpose stated as at the valuation date.

It was assumed that the properties are efficiently managed and that ownership is in responsible hands.

It was assumed that all applicable zoning and use regulations and restrictions have been complied with unless nonconformity has been stated, defined, and considered in the appraisal report. Further, it was assumed that the utilisation of the land and land improvements is within the boundaries of property described and that there is no encroachment or trespass unless noted in the report.

Property understood to be owned by contractors or suppliers was identified in the field and subsequently excluded from further considerations in our appraisal investigation.

This report must not be construed as being a result of a structural survey. We have not inspected nor are we reporting upon the condition or structure of any of the building or any parts of them and on these points we do not accept any liability.

GENERAL SERVICE CONDITIONS

The services provided by American Appraisal (Hellas) Limited were performed in accordance with recognised professional appraisal standards. Our compensation is not contingent in any way upon our conclusions of value. We assume, without independent verification, the accuracy of all data provided to us. We acted as an independent contractor and reserved the right to use subcontractors. All files, work-papers or documents developed by us during the course of the engagement will be our property. We will retain this data for at least five years.

Our report is to be used only for the specific purposes stated herein; and any other use is invalid. Any third party may make no reliance without prior written consent. You may show our report in its entirety to those third parties who need to review the information contained therein. No one should rely on our report as a substitute for their own due diligence. No reference to our name or our report, in whole or in part, in any document you prepare and/or distribute to third parties may be made without our prior written consent.

You agree to indemnify and hold us harmless against and from any and all losses, claims, actions, damages, expenses or liabilities, including reasonable attorney's fees, to which we may become subject in connection with this engagement. You will not be liable for our negligence. Your obligation for indemnification and reimbursement shall extend to any controlling person of American Appraisal (Hellas) Limited, including any director, officer, employee, subcontractor, affiliate or agent.

We reserve the right to include your company/firm name in our client list, but we will maintain the confidentiality of all conversations, documents provided to us, and the contents of our reports, subject to legal or administrative process or proceedings. These conditions can only be modified by written documents executed by both parties.

American Appraisal (Hellas) Limited is an equal opportunity employer.

No dealer, salesperson or other person is authorised to give any information or to represent anything not contained in this offering circular. You must not rely on any unauthorised information or representations. This offering circular is an offer to sell only the shares and GDRs offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this offering circular is current only as of its date.

TABLE OF CONTENTS

U.S. Supplement

Offering Circular

Public Power Corporation S.A.

35,000,000 shares
(nominal value GRD 1,000)
in the form of shares and
Global Depositary Receipts

OFFERING CIRCULAR

ABN AMRO Rothschild LLC
Goldman, Sachs & Co.

Subject to Completion
Preliminary Offering Circular dated 26th November, 2001

PUBLIC POWER CORPORATION S.A.
(Dimosia Epihirisis Elektrismou)

(incorporated with limited liability in the Hellenic Republic)

• shares

(nominal value GRD 1,000)

in the form of shares and Global Depositary Receipts

The shares and Global Depositary Receipts (the "GDRs") of Public Power Corporation S.A. (the "Company") are being offered severally by the international managers specified in this offering circular in an international offering (the "international offering") (a) outside the United States in reliance on Regulation S under the U.S. Securities Act of 1933, as amended (the "Securities Act") and (b) to qualified institutional buyers ("QIBs") in the United States as defined in and in reliance on Rule 144A under the Securities Act by certain of the international managers specified in this offering circular through their respective selling agents. Shares are concurrently being offered to the public and to institutional investors in Greece (the "Greek offering"). In addition, shares are concurrently being offered to our employees through a private placement (the "employee offering", which, together with the international offering and the Greek offering, constitute the "combined offering"). The international managers are offering • shares in the form of shares and GDRs in the international offering. Each GDR represents the right to receive one share, nominal value GRD 1,000 per share. The Greek managers are offering • shares in the Greek offering. In addition, • shares are being offered in the employee offering.

Up to 35,000,000 shares are being offered in the combined offering. 12,000,000 new shares are being offered and issued by us and up to 23,000,000 existing shares are being offered and sold by the Hellenic Republic. The Hellenic Republic currently holds all our existing shares.

In addition, the Hellenic Republic may elect to increase the size of the combined offering by up to 4,680,000 shares, which will be up to 2% of our share capital following our capital increase, with the mutual agreement of the joint global coordinators, on behalf of the international managers and the Greek managers.

Prior to the combined offering, there has been no public market for the shares or the GDRs. We have applied for the listing and trading of our shares on the Athens Stock Exchange (the "ASE"). We expect dealings in the shares to commence on the ASE on or about •, 2001. We have also applied to the UK Listing Authority (the "UKLA"), for admission of the GDRs to the official list maintained by the UKLA and to the London Stock Exchange plc (the "LSE") for admission of the GDRs to trading on the LSE. We expect that admission to the official list of the UKLA and to trading on the LSE will become effective, and that unconditional dealings in the GDRs will commence, on or about •, 2001.

The joint global coordinators, on behalf of the international managers and the Greek managers, have an option to procure the transfer by the Hellenic Republic of up to 2,320,000 shares, or 6.6% of the shares being offered in the combined offering (the "additional shares"), in order to meet any excess demand. •, as stabilising manager, can use the proceeds of sale of the additional shares to effect transactions which stabilise or maintain the market price of the shares and the GDRs during a 30 day period from the date of the offering circular. At the end of the period, the stabilising manager must transfer any shares purchased with such proceeds of sale, together with any remaining balance, to the Hellenic Republic.

You should read "Risk Factors" beginning on page 18 for a discussion of certain factors to be considered in connection with investment in the shares or GDRs. The GDRs are of a specialist nature and should normally only be bought and traded by investors who are particularly knowledgeable in investment matters.

Indicative Offering Price between € 12.3 and € 14.7 per share and per GDR

The price range for the Greek offering, which will supercede this indicative offering price range, is expected to be announced on or about 3rd December, 2001.

The managers expect to deliver the shares through the facilities of the Central Securities Depositary S.A. ("CSD") and the GDRs through the facilities of Euroclear Bank S.A./N.V., as operator of the Euroclear System ("Euroclear") and Clearstream Luxembourg, société anonyme ("Clearstream") on or about •, 2001.

Joint Global Coordinators

ABN AMRO Rothschild | **Alpha Finance** | **Goldman Sachs International** | **National Bank of Greece**

Joint Lead Managers and Joint Bookrunners

ABN AMRO Rothschild | **Goldman Sachs International**

Co-Lead Managers

Alpha Finance | **Banca IMI** | **Deutsche Bank** | **NBG International**

The date of this offering circular is •

securities in any jurisdiction where the offer or sale is not permitted.

The shares and GDRs offered hereby are subject to restrictions on transfer and resale and may not be transferred or resold except as permitted under the Securities Act and applicable state securities laws pursuant to registration or exemption therefrom. You should be aware that you may be required to bear the financial risk of your investment for an indefinite period of time.

Neither the shares nor the GDRs have been nor will be registered under the Securities Act and may not be offered or sold within the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. Accordingly, the shares and GDRs are being offered and sold only (a) to qualified institutional buyers in reliance upon and in compliance with Rule 144A and (b) in offshore transactions in compliance with Regulation S. You should read "Underwriting", "Terms and Conditions of the Global Depositary Receipts", "Summary of Provisions Relating to the GDRs While in Master Form" and "Transfer Restrictions and Settlement" for a further description of restrictions on resales.

In connection with the combined offering • shall act as global stabilisation manager. Such transactions may be effected on the ASE, the LSE, or otherwise. The • managers may engage in transactions which stabilise, maintain or otherwise affect the market price of the shares or the GDRs pursuant to applicable laws, in each case at levels which might not otherwise prevail in the open market. Such stabilisation, if commenced, may be discontinued at any time.

You should rely only on the information contained in this offering circular. No person has been authorised by us or by the Hellenic Republic to give any information or to make any representation other than as contained in this offering circular. Any information or representation not contained in this offering circular must not be relied upon as having been authorised by or on behalf of us or by the Hellenic Republic. Neither the delivery of this offering circular nor any sale made pursuant to this offering circular shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this offering circular or that the information contained in this offering circular is correct as of any time subsequent to its date.

The distribution of this offering circular and the offering and sale of the shares and GDRs in certain jurisdictions may be restricted by law. Persons into whose possession this offering circular comes are required by us and the managers to inform themselves about and to observe any such restrictions. For a further description of certain restrictions on the offering and sale of the shares and GDRs, you should read "Underwriting".

This offering circular, including the Appendix, comprises the listing particulars issued in compliance with the listing rules made under section 74 of the UK Financial Services and Markets Act 2000 by the UKLA for the purpose of giving information about us and the offering. We have delivered a copy of this offering circular to the Registrar of Companies in England and Wales as required by section 83 of the UK Financial Services and Markets Act 2000. We accept responsibility for the information contained in this offering circular, including the Appendix. To our best knowledge and belief (after having taken all reasonable care to ensure that such is the case) the information contained in this offering circular, including the Appendix, is in accordance with the facts and does not omit anything likely to affect the import of such information.

We have not submitted this offering circular to the clearance procedures of the Greek Capital Markets Committee and accordingly it may not be used in connection with any offer to purchase or sell any shares in the Greek offering. For the purposes of the Greek offering, we have prepared an offering circular in the Greek language which has been approved by the Greek Capital Markets Committee.

This offering circular does not constitute an offer, or an invitation by or on our behalf, of the Hellenic Republic or any of the managers or any affiliate or representative thereof, to subscribe for or purchase any securities or an offer to sell, or the solicitation of an offer to buy, such securities by any person in circumstances in which such offer or solicitation is unlawful. The shares and GDRs and the shares represented thereby may not be offered or sold, directly or indirectly, and this offering circular may not be distributed, in any jurisdiction except in accordance with the legal requirements applicable in such jurisdiction.

You are authorised to use this offering circular and the information contained in it solely for the purpose of considering the purchase of the shares or GDRs. The international managers make no representation or warranty, express or implied, as to the accuracy or completeness of the information in this offering circular. Nothing contained in this offering circular is, or shall be relied on as, a promise or representation by the international managers. You may not copy or reproduce, in whole or in part, or distribute or disclose any of its contents or use any of the information in, this offering circular for any purpose other than considering an investment in the shares or GDRs. You agree to these conditions by accepting this offering circular.

The contents of this offering circular are not to be construed as legal, business or tax advice. You should consult your own legal, business and tax advisers as to legal, business and tax advice.

TABLE OF CONTENTS

In this offering circular, "PPC S.A.", the "Company", "we", "us" and "our" refer to Public Power Corporation S.A. "PPC" refers to the Company as it existed prior to its transformation into a *société anonyme* with effect from 1st January, 2001. Unless otherwise specified or the context requires, all references to "Greece", the "Greek State" or the "State" mean the Hellenic Republic, "EU" means the European Union, "U.S." and "United States" mean the United States of America, its territories and its possessions and "UK" and "United Kingdom" mean the United Kingdom of Great Britain and Northern Ireland.

Certain financial and statistical information in this offering circular has been subject to rounding adjustments. Accordingly, the sum of certain data may not conform to the expressed total.

AVAILABLE INFORMATION

So long as any of the shares or GDRs are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act and we are not subject to the reporting requirements of Section 13 or 15(d) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act") nor exempt from reporting pursuant to Rule 12g3-2(b) thereunder, we will make available to any holder or beneficial owner of our shares or GDRs or shares represented thereby and to any prospective purchaser of such shares or GDRs or shares represented thereby, upon the request of such holder, beneficial owner or prospective purchaser, the information specified in and meeting the requirements of Rule 144A(d)(4) under the Securities Act.

We will also furnish to the Depositary copies of our annual report in English, which will include our audited consolidated financial statements prepared in accordance with international accounting standards ("IAS"). We will also furnish to the Depositary notices of shareholders' meetings and other reports and communications we make generally available to our shareholders. Upon receipt of notices and other reports, the Depositary will make such notices and reports available to the holders of GDRs on the terms set out in the terms and conditions of the GDRs. You should read the "Terms and Conditions of the Global Depositary Receipts" for a more detailed description of the terms and conditions of the GDRs.

Pursuant to Greek law, we will be required to file with the ASE unaudited quarterly and six-monthly reports and audited annual reports according to accounting principles generally accepted in Greece ("Greek GAAP") within 60 days of the relevant period end and to publish such reports in two Greek newspapers. In addition, we will file with the UKLA the same information that we file with the ASE.

JURISDICTION AND SERVICE OF PROCESS IN THE UNITED STATES AND ENFORCEMENT OF FOREIGN JUDGMENTS IN GREECE

We are a *société anonyme* incorporated in the Hellenic Republic. Substantially all our assets are located in Greece. None of our directors, officers or the other persons named in this offering circular are residents of the United States. It may not be possible for you to effect service of process within the United States upon us or such persons with respect to matters arising under the federal securities laws of the United States, or to enforce against us or such persons in United States courts judgments obtained in United States courts predicated upon the civil liability provisions of the federal securities laws of the United States. There is doubt as to the enforceability in Greece, in original actions or in actions for enforcement of judgments of United States courts, of civil liabilities predicated solely upon the federal securities laws of the United States.

CONSENT TO SERVICE AND SOVEREIGN IMMUNITY

The Hellenic Republic is a sovereign state. Although the Hellenic Republic enjoys sovereign immunity and it currently owns 100% of our issued share capital and following the combined offering will own approximately 85% (or approximately 84% assuming the exercise of the over-allotment option and no return transfer of shares pursuant to the over-allotment option), we do not enjoy sovereign immunity. We and the Hellenic Republic will irrevocably submit to the jurisdiction of any competent court in England in any action arising out of or based on the shares or GDRs brought by any holder of a share or a GDR. In addition, we and the Hellenic Republic irrevocably waive, to the fullest extent permitted by law, any immunity, including, in the case of the Hellenic Republic, foreign sovereign immunity from jurisdiction and, except as provided below, from execution or attachment or similar process to which we or the Hellenic Republic may otherwise be entitled in any such action in the competent courts of England or in any competent court in the Hellenic Republic.

The assets, revenues, claims and general property of the Hellenic Republic located in the territory of the Hellenic Republic were immune from forced execution, attachment, forced management or any similar process against the Hellenic Republic pursuant to Greek Legislative Decree 53/1974 and Greek Law 2462/1997, although a number of decisions of lower Greek courts (issued over the last two years) have challenged such immunity. However, as yet, there have been no similar decisions by the Greek supreme court. Pursuant to a recent amendment to Article 94, paragraph 4 of the Greek Constitution, court judgments may be executed compulsorily against the assets and general property of the Hellenic Republic. However, this Article 94 provides that such execution will apply according to a special statute which is yet to be adopted. There may also be immunity from execution or attachment or process in the nature thereof, and the foregoing waiver shall not constitute a waiver of such immunity, with respect to the premises of the Hellenic Republic's diplomatic missions in any jurisdiction which affords immunity thereto or with respect to assets of the Hellenic Republic outside the Hellenic Republic necessary for the proper functioning of the Hellenic Republic as a sovereign power.

The Hellenic Republic reserves the right to plead sovereign immunity under the U.S. Foreign Sovereign Immunities Act of 1976, as amended (the "Sovereign Immunities Act") with respect to actions brought against the Hellenic Republic under the United States federal securities laws or any state securities laws. In the absence of a waiver of immunity by the Hellenic Republic with respect to such actions, it would not be possible to obtain a United States judgment in an action against the Hellenic Republic, unless a court were to determine that the Hellenic Republic is not entitled under the Sovereign Immunities Act to sovereign immunity with respect to such action.

As a *société anonyme,* we are not subject to the same regime as the Hellenic Republic. Nevertheless, under Greek law, there can be no forced execution, attachment, forced management or any similar process against our fixed assets or our works in progress that are necessary for the performance of our public utility activities. A final judgment against the Hellenic Republic or us rendered by any competent English court will be recognised in Greece without being reviewed as to the merits according to the provisions of the 1968 Brussels Convention on enforcement of foreign judgments. A judicial duty equivalent to 0.7% of the amount claimed is payable to the Hellenic Republic upon the commencement of proceedings before a Greek court to obtain a judgment upon any such amount due from the Hellenic Republic or us.

FOREIGN CURRENCY PRESENTATION

Our financial statements are expressed in Greek drachmas. All references to "drachmas" or "GRD" are to Greek drachmas, all references to "$", "U.S. dollars" or "U.S.$" are to United States dollars, and all references to "euros" and "€" are to the lawful currency of the member states of the European Union which adopted the single currency in accordance with the Treaty Establishing the European Community (signed in Rome on 25th March, 1957), as amended by the Treaty on European Union (signed in Maastricht on 7th February, 1992). References to drachmas for the period after 1st January, 2001 are to a denomination of euro and, in respect of the period before 1st January, 2001, to the lawful currency at that time of Greece. In this offering circular, where indicated, the translations of Greek drachma amounts into euro have been made at the rate of € 1.00 = GRD 340.75, the conversion rate between the drachma and the euro fixed on 20th June, 2000. You should be aware that drachma amounts presented in this offering circular for periods prior to 20th June, 2000 have been translated into euro assuming the same conversion rate of € 1 = GRD 340.75.

FORWARD-LOOKING STATEMENTS

This offering circular includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions about our company and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties, assumptions and other important factors include, among others:

- General economic and business conditions;
- Political instability or military conflict in Europe, the Middle East or elsewhere;
- Industry trends;
- Competition;
- Changes in government, Greek legislation or European Union regulation;
- Our ability to reduce costs, including staffing costs;
- Availability of qualified personnel;
- Changes in business strategy or development plans;
- Availability, terms and deployment of capital;
- Currency fluctuations; and
- Our anticipated future revenues.

We are under no obligation to update or revise publicly any forward-looking statement. The forward-looking events discussed in this offering circular might not happen. In addition, you should not interpret statements regarding past trends or activities as promises that those trends or activities will continue in the future. All written, oral and electronic forward-looking statements attributable to us or to persons acting on our or its behalf are expressly qualified in their entirety by this cautionary statement.

PRESENTATION OF FINANCIAL INFORMATION

Historically, PPC prepared its financial statements in accordance with Law 1468/1950 for the establishment of PPC. With effect from 1st January, 2001, PPC was transformed into a *société anonyme* and, as part of this transformation, PPC S.A. became obliged to prepare its financial statements in accordance with Greek GAAP. We have restated our financial statements as at and for the years ended 31st December, 1998, 1999 and 2000 and as at and for and the six months ended 30th June, 2000 and 2001 according to Greek GAAP and in accordance with IAS.

This offering circular includes our audited consolidated financial statements as at and for the years ended 31st December, 1998, 1999 and 2000, and our audited consolidated financial statements as at and for the six months ended 30th June, 2000 and 2001, which were prepared in accordance with IAS and audited by Arthur Andersen, independent auditors. These audited consolidated financial statements are subject to qualifications by Arthur Andersen in their audit report. The Arthur Andersen report is qualified as to the sufficiency of detail of our fixed asset register, which precluded them from performing certain audit tests, and the absence of provisions in our financial statements, prior to 2000, for pensions and social security liabilities. You should read "Index to Financial Statements—Independent Auditors' Report" for further information about our financial statements.

Earlier this year we engaged American Appraisal (Hellas) Limited ("American Appraisal") to value our fixed assets in order to reflect their fair market value as at 31st December, 2000, the latest practicable date to which such valuation could be prepared given the length of American Appraisal's engagement. American Appraisal issued a report in September 2001, a summary of which is contained in the Appendix to this offering circular setting out the criteria used to derive the fair market value of our fixed assets. The American Appraisal valuation was based on a number of assumptions which are set out in the summary report included in this offering circular. We are in the process of revaluing our fixed assets, however, the fixed asset values in our audited consolidated financial statements included in this offering circular for the year ended 31st December, 2000 do not reflect the fair market value of such assets as established in the American Appraisal valuation. This is because we have not yet completed our fixed asset register, which we intend to complete by December 2002 and which will contain a comprehensive list as well as the fair market value of our fixed assets. Once this is completed, and as allowed under Greek law, we intend to incorporate the results of our revaluation into our financial statements as at 31st December, 2002, which, according to law, will be the end of our first financial year as a *société anonyme* further to completion of the fixed asset register.

The IAS financial statements presented in this offering circular include illustrative financial information for the purposes of providing the reader with a better understanding of the impact that a revaluation of our fixed assets recorded for the year ended 31st December, 2000, using American Appraisal's valuation, would have had on our equity and statements of operations. As this illustrative financial information is based on a valuation of our fixed assets without the benefit of a completed fixed asset register, there can be no assurance that this illustrative financial information will accurately reflect our true financial position or results of operations upon completion of the fixed asset register. You should read note 12 to the audited consolidated financial statements for a more detailed discussion on this illustrative financial information.

SUMMARY

The following summary does not contain all of the information that may be important to you. It is qualified in its entirety by, and should be read in conjunction with, the more detailed information, including the full description of our business in "Our Business", "Description of our Share Capital", "Terms and Conditions of the Global Depositary Receipts", "Summary of Provisions Relating to the GDRs While in Master Form" and our financial statements and the related notes, contained elsewhere in this offering circular.

Our Business

We are the largest electricity generator, the sole owner of transmission assets and the sole distributor of electricity in Greece, providing electricity to approximately 6.6 million customers, as at 30th June, 2001. In the year ended 31st December, 2000, we generated approximately 97% of the 49,863 GWh of electricity produced in Greece. Measured by the amount of electricity sold in the same period, we are the 15th largest electricity utility in Europe.

We are among the largest industrial enterprises in Greece in terms of assets and revenues. In the year ended 31st December, 2000, we achieved total sales of electricity of GRD 966,285 million (€ 2,835 million), profit from operations of GRD 153,138 million (€ 449.4 million) and profit after tax of GRD 8,470 million (€ 24.9 million). As at 31st December, 2000, we had an installed generating capacity of 11,121 MW.

As an integrated electric utility, we generate electricity in our 99 power generating stations, facilitate the transmission of electricity through approximately 10,890 kilometres of high voltage power lines and distribute electricity to consumers through approximately 195,000 kilometres of distribution network. We also produce the lignite for our lignite-fired power stations from our five lignite mines.

Strategy

Our strategic goals are to maintain our current leading position in the Greek electricity market, improve the efficiency of our operations and rationalise our capital expenditures. In addition, we will continue to explore growth initiatives such as diversification into telecommunications, to pursue international opportunities in our core business areas, and to develop renewable resources and co-generation.

Maintain our current leading position in the Greek electricity market: We aim to maintain our leading market share of generation and supply in the liberalised and growing Greek electricity market. As at 30th June, 2001, we had approximately 97% of generation capacity in Greece, an extensive installed generating capacity and transmission and distribution infrastructure. We also have accumulated commercial and technical knowledge and a recognised brand name in Greece.

Improve efficiency of our operations: As part of our on-going transformation from a state-owned utility to a commercial entity seeking to increase shareholder value, we will focus on reducing costs and increasing efficiency. Accordingly, we intend to:

- Reduce personnel costs—By 2005, we aim to reduce our staffing levels by 20% from the number of employees we had at 31st December, 2000 through natural attrition and constrained hiring.
- Improve operating efficiency—We will seek to reduce costs by engaging in preventative maintenance, improving the efficiency of our stations and equipment and improving management of our fuel costs. We will also attempt to reduce our costs by improving our inventory management and procurement practices, our real estate management as well as the payment terms with our suppliers.

Rationalise our capital expenditures: In seeking to increase shareholder value, we are introducing a programme to rationalise our capital expenditures and implementing guidelines based on strict financial returns for all new investments.

Growth initiatives: We are diversifying into the telecommunications industry, pursuing international opportunities, and developing renewable resources and co-generation.

- In telecommunications, we believe that we can exploit significant operating synergies and economies of scale by sharing customer service points, back office operations and our brand name between our electricity and telecommunications operations. Our ultimate objective is to offer a wide range of telecommunications services, encompassing fixed and wireless telephony and data transmission.

- Internationally, we are prepared to take a risk-controlled approach in situations where there are clear opportunities to add value for our shareholders.

- Through our wholly owned subsidiary, PPC Renewables, we are developing renewable generation opportunities, such as a recently constructed 10 MW wind park in Crete.

- Our wholly owned subsidiary, COGEN Hellas ("COGEN"), was established to pursue opportunities in co-generation in conjunction with small industrial and commercial companies, which can exploit the heat produced in the generation process.

You should read "Our Business—Strategy" for further information.

Regulation of the Greek Electricity Sector

The regulatory framework for the Greek electricity industry has changed significantly over the past year as a result of European Union and Greek government measures designed to increase competition in the electricity market. These changes have had and will continue to have a number of significant effects on our business. Greek Law 2773/1999 (the "Liberalisation Law") implements this new regulatory framework, while a Ministerial decision establishes that the market comprising all high- or medium-voltage electricity users, representing 34% of the electricity supply market in terms of power consumption, has been opened to competition.

Under that Ministerial decision, electricity customers are categorised as either Eligible Customers or Non-Eligible Customers. Eligible Customers are entitled to purchase electricity from the supplier of their choice on the basis of commercial contracts agreed between the customer and the supplier.

In addition, the Liberalisation Law provides for changes in the areas of generation, import, export, purchase and sale of electricity:

- The introduction of competition in power generation through the granting of authorisations to generate electricity in the interconnected system and through a tendering procedure for authorisations to provide generating capacity on the autonomous islands.

- The establishment of the Hellenic Transmission System Operator (the "HTSO") on 3rd May, 2001, as an independent entity to operate and ensure the maintenance and development of the interconnected transmission system and its interconnections with other networks.

- The establishment of the Energy Regulatory Authority (the "RAE") on 1st July, 2000, an independent authority responsible for regulating the energy market. The RAE mainly has an advisory and supervisory role while decision making power lies with the Minister of Development.

- The establishment of the Personnel Insurance Organisation (the "PIO"), on 1st January, 2001, as a separate pension fund in order to fund the social security expenses of our employees. You should read "Our Business—Employees" for a more detailed discussion of the PIO.

The Minister of Development, upon recommendation of the RAE, is considering a new tariff framework that we expect to take effect in the near future. The Minister of Development has recently made a statement indicating the criteria under which tariffs will be set in the near term.

You should read "Operating and Financial Review and Prospects" and "Regulation of the Greek Electricity Sector" for a more detailed discussion of the regulation of the Greek electricity market.

Recent Developments

In August 2001, we and our wholly owned subsidiary, PPC Telecommunications, and Evergy S.A. ("Evergy"), entered into a joint venture agreement with WIND Telecomunicazioni S.p.A. ("WIND"), in order to form a new company that will enter the telecommunications business in Greece, starting with the provision of fixed and fixed wireless telecommunications services, including internet and multimedia services. You should read "Operating and Financial Review and Prospects" for a more detailed discussion of this joint venture.

You should consider carefully all the information set out in this offering circular and, in particular, you should evaluate the specific factors under "Risk Factors" beginning on page 18 for considerations relevant to an investment in the shares and GDRs.

The Combined Offering

The following information assumes that the joint global coordinators, on behalf of the international managers and the Greek managers, do not exercise the over-allotment option and that there is no increase in the size of the combined offering, each as described in further detail below.

The Combined Offering:	The combined offering consists of the international offering, the Greek offering and the employee offering, comprising 12,000,000 shares offered by us and up to 23,000,000 shares offered by the Hellenic Republic. In addition, the Hellenic Republic may elect to increase the size of the combined offering by up to 4,680,000 shares, (which will be up to 2% of our share capital following our capital increase), with the mutual agreement of the joint global coordinators, on behalf of the international managers and the Greek managers.
The Selling Shareholder:	The Hellenic Republic currently owns 100% of our issued share capital. Following the combined offering, the Hellenic Republic will own approximately 85% of our share capital (or approximately 84% assuming the exercise of the over-allotment option and no return transfer of shares pursuant to the over-allotment option). Further, if the Hellenic Republic elects to increase the size of the combined offering by 2% of our share capital following our capital increase, the Hellenic Republic will own approximately 82% of our share capital. Under Greek law and under a provision of our articles of incorporation, the Hellenic Republic's participation in our share capital may not be less than 51% of our voting shares in existence at any time. This requirement can only be changed by further legislation.
Securities Offered in the Combined Offering:	Up to 35,000,000 shares directly or in the form of GDRs.
The International Offering:	The international offering consists of an offering by us and the Hellenic Republic of • shares directly or in the form of GDRs, to: • institutional investors outside the United States in reliance on Regulation S under the Securities Act; and • qualified institutional buyers in the United States as defined in and in reliance on Rule 144A under the Securities Act.
The Greek Offering:	The Greek offering consists of an offering by us and the Hellenic Republic of • shares to the public and to institutional investors in Greece. Shares offered to the public in Greece will be offered at a discount of up to 3% to the offering price (the "Greek retail price"). In addition, retail investors will receive one share for every ten shares held for a six month period, up to a maximum of 200 shares per retail investor.
The Employee Offering:	The employee offering consists of an offering by the Hellenic Republic of • shares to our employees through a private placement. Shares offered to the employees will be offered at a 10% discount to the Greek retail price. In addition, employees will receive one bonus share for every ten shares held for a twelve month period, up to a maximum of 200 shares per employee.

Privatisation Certificates:	The Hellenic Republic has issued two series of privatisation certificates, which provide their holders with a right to exchange certificates for shares at a 5% discount in future privatisation offerings by the Hellenic Republic. Holders of privatisation certificates are entitled to preferential allocation over at least 64% of the shares to be sold by the Hellenic Republic in the combined offering. To the extent that holders of privatisation certificates do not exercise their right to exchange their certificates for our shares, these shares will be made available in the combined offering. Holders of privatisation certificates will receive • shares in the combined offering.
Over-allotment Option:	The joint global coordinators, on behalf of the international managers and the Greek managers, have an option to procure the transfer by the Hellenic Republic of up to 2,320,000 shares, or 6.6% of the shares being offered in the combined offering (the "additional shares"), in order to meet any excess demand. •, as stabilising manager, can use the proceeds of sale of the additional shares to effect transactions which stabilise or maintain the market price of the shares and the GDRs during a 30 day period from the date of the offering circular. At the end of the period, the stabilising manager must transfer any shares purchased with such proceeds of sale, together with any remaining balance, to the Hellenic Republic. Assuming the exercise of the over-allotment option and no return transfer of shares to the Hellenic Republic at the end of the period, the Hellenic Republic will own approximately 84% of our shares after the combined offering.
Indicative Offering Price Range:	Between € 12.3 and € 14.7 per share and GDR. It is expected that the final price range for the Greek offering, which will supercede the indicative offering price range for the international offering, will be set on or about 3rd December, 2001 (the "final price range"). The offering price, which has to be within the final price range, may be set within, above or below the indicative price range.
Shares to be outstanding immediately after the Combined Offering:	232,000,000 shares.
The GDRs:	Each GDR will represent the right to receive one share. The GDRs will be issued under a deposit agreement with The Bank of New York as depositary. If you purchase your shares in the form of GDRs, you will have no direct rights against us pursuant to the deposit agreement although you will have certain rights under a Deed Poll issued by us in connection with the GDRs. You should read "Terms and Conditions of the Global Depositary Receipts" and "Summary of Provisions Relating to the GDRs While in Master Form" for a more detailed discussion of the GDRs.
Voting Rights:	Our articles of incorporation contain certain provisions that restrict the voting rights of all shareholders, subject to certain exceptions. If at any time you hold in excess of 5% of our voting shares, you may not have the right to attend and vote at any general assembly of shareholders in respect of that portion of

	your shareholding that exceeds 5%. These voting restrictions are not applicable to the Hellenic Republic, banks and depositaries, including the Depositary. The Depositary may vote, in the aggregate, a greater percentage of shares on behalf of the underlying investors who, individually, hold no more than 5% of our shares.
Dividend Policy:	According to our articles of incorporation and Greek law, we must pay a minimum dividend equal to the greater of (a) 6% of our paid-up share capital or (b) 35% of our net profits for that year after the formation of ordinary reserves. Calculation of all such amounts is based on our financial statements prepared according to Greek GAAP. We intend to implement a progressive dividend policy which will be in line with our industry peers in Europe. You should read "Dividend Policy" for a more detailed discussion of our dividends policy.
Use of Proceeds:	You should read "Use of Proceeds" for a more detailed discussion of our planned use of the proceeds. We will not receive any proceeds from the sale of shares by the Hellenic Republic.
Listing and Trading:	The shares are not currently listed on any securities exchange and, prior to the combined offering, there has been no market for the shares or the GDRs. We have applied to list the shares on the ASE. We have also applied to the UKLA for admission of the GDRs to the official list maintained by the UKLA and to the LSE for admission of the GDRs to trading by the LSE. We expect trading in the shares on the ASE to commence on or about the second day after pricing and allocation of the shares. We expect trading in the GDRs on the LSE to commence on or about the second day after pricing and allocation of the shares.
Lock-ups:	We and the Hellenic Republic have agreed, during the period of 180 days from the date of this offering circular, not to, directly or indirectly, offer, sell, contract to sell or issue or otherwise dispose of any shares of the same class or series as the shares or GDRs, including but not limited to any securities that are convertible into or exchangeable for, or that represent the right to receive shares or GDRs or any such substantially similar securities, or purchase or sell any option or other guarantee or enter into any swap, hedge or other agreement that would have similar economic consequences to the foregoing, in each case without the prior written consent of the joint global coordinators.
Transfer Restrictions:	You should read "Transfer Restrictions and Settlement" for a more detailed discussion of the restrictions on transfers of the shares and GDRs.
Payment and Settlement:	The shares and GDRs are being offered by the international managers, directly or through their qualified affiliates, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the shares and GDRs will be made available for delivery in Athens and London, respectively, expected to be on or about the second day after pricing and allocation of the shares. The shares will be accepted for delivery through the facilities of the CSD against payment in immediately available funds. The Rule 144A GDRs

	and the Regulation S GDRs will be accepted for delivery through Euroclear or Clearstream against payment in immediately available funds.
SAT Account:	To facilitate the settlement and clearance of shares through the CSD, investors who intend to subscribe for or purchase shares directly in the combined offering must submit the following details to the relevant international manager no later than 12.00 noon (London time) on 7th December, 2001: • SAT account name • SAT account number • SAT account code • abbreviation • local custodian • local custodian account number. You should read "The Athens Stock Exchange and Settlement" for a more detailed discussion of settlement arrangements at the CSD.
GDR Security Numbers:	Regulation S GDRs ISIN: ● Common Code: ● Rule 144A GDRs ISIN: ●
Share Security Number:	ISIN: ●
Our Principal Executive Office:	30 Chalkokondyli Street, Athens 10432, Greece. Telephone (+30) 1 523 0301

Summary Consolidated Financial and Operating Data

The following summary presents certain of our consolidated financial data as at and for the three years ended 31st December, 2000 and as at and for the six months ended 30th June, 2000 and 2001, together with certain operating data as at and for the three years ended 31st December, 2000 and as at and for the six months ended 30th June, 2000 and 2001. The consolidated financial data as at and for the years ended 31st December, 1998, 1999 and 2000, and as at and for the six months ended 30th June, 2000 and 2001, has been derived from our audited consolidated financial statements. This offering circular includes our audited consolidated financial statements as at and for the years ended 31st December, 1998, 1999 and 2000, and our audited financial statements as at and for the six months ended 30th June, 2000 and 2001, which were prepared in accordance with IAS and audited by Arthur Andersen, independent auditors. These audited consolidated financial statements are subject to qualifications by Arthur Andersen in their audit report. You should read "Index to Financial Statements—Independent Auditors' Report" for further information about our financial statements.

IAS differs in certain significant respects from both Greek GAAP and accounting principles generally accepted in the United States ("U.S. GAAP"). You should read note 36 and note 37 to the audited consolidated financial statements for a discussion of certain significant differences between IAS and Greek GAAP and between IAS and U.S. GAAP.

You should read this data together with "Operating and Financial Review and Prospects" and our audited consolidated financial statements and the related notes, included elsewhere in this offering circular.

Statements of Operations Data:

	Year ended 31st December,				Six months ended 30th June,			
	1998	1999	2000	2000	2000	2000	2001	2001
	(GRD million)			(euro million)(1)	(GRD million)	(euro million)(1)	(GRD million)	(euro million)(1)
Revenues	848,842	906,246	977,327	2,868	477,396	1,401	501,883	1,473
Payroll cost	260,343	277,588	233,396	685	118,259	347	122,642	360
Fuel cost	266,303	283,730	408,458	1,199	176,724	519	202,201	593
Depreciation & amortisation	53,499	60,629	87,815	257	30,757	90	38,795	114
Other expenses	67,424	81,105	94,520	277	50,609	148	41,581	122
Cost of energy sold	647,569	703,052	824,189	2,418	376,349	1,104	405,219	1,189
Profit from operations	201,273	203,194	153,138	450	101,047	297	96,664	284
Financial income (expense)	(205,439)	(185,102)	(136,002)	(399)	(74,162)	(218)	(49,601)	(146)
Other income (expense)	9,238	12,714	5,235	15	5,489	16	2,177	6
Profit before tax	5,072	30,806	22,371	66	32,374	95	49,240	145
Tax	(6,070)	(9,035)	(13,901)	(41)	(8,842)	(26)	(13,707)	(40)
Profit after tax	(998)	21,771	8,470	25	23,532	69	35,533	104
Earnings per share, basic and diluted (GRD per share)	(4.54)	98.96	38.50	0.11	106.96	0.31	161.51	0.47

(1) Solely for the convenience of the reader, drachma amounts have been translated into euro at the rate of € 1.00 = GRD 340.75, the conversion rate fixed on 20th June, 2000.

(2) The weighted average number of shares throughout each period was 220,000,000.

Balance Sheet Data:

	Year ended 31st December,				Six months ended 30th June,			
	1998	1999	2000	2000	2000	2000	2001	2001
	(GRD million)			(euro million)(1)	(GRD million)	(euro million)(1)	(GRD million)	(euro million)(1)
Assets								
Cash and cash equivalents	19,524	25,493	4,754	14	39,360	115	121,514	357
PPC Personnel Insurance Organisation	0	0	92,878	273	51,606	151	35,879	105
Other current assets	423,454	465,332	433,129	1,271	436,940	1,282	431,654	1,267
Fixed assets, net	1,659,898	1,787,487	1,970,723	5,783	1,864,122	5,471	2,046,079	6,005
Other non-current assets	61,628	61,043	55,909	164	55,416	163	54,898	161
Total assets	2,164,504	2,339,355	2,557,393	7,505	2,447,444	7,182	2,690,024	7,894
Liabilities								
Current portion of debt	304,030	270,362	208,964	613	191,924	563	198,325	582
Other current liabilities	171,896	191,950	230,485	676	225,460	662	239,441	703
Long-term debt, net of current portion	1,184,759	1,320,589	1,537,453	4,512	1,449,714	4,254	1,607,711	4,718
Other non-current liabilities	491,081	521,742	539,637	1,584	524,222	1,538	583,692	1,713
Total liabilities	2,151,766	2,304,643	2,516,539	7,385	2,391,320	7,017	2,629,169	7,716
Equity								
Share capital	0	0	220,000	646	0	0	220,000	646
State contributions	38,797	38,797	0	0	38,797	114	0	0
Accumulated deficit and reserves	(26,059)	(4,085)	(179,146)	(526)	17,327	51	(159,145)	(468)
Total equity	12,738	34,712	40,854	120	56,124	165	60,855	178
Total liabilities and equity	2,164,504	2,339,355	2,557,393	7,505	2,447,444	7,182	2,690,024	7,894

(1) Solely for the convenience of the reader, drachma amounts have been translated into euro at the rate of €1.00 = GRD 340.75, the conversion rate fixed on 20th June, 2000.

Cash Flow Data:

	Year ended 31st December,			Six months ended 30th June,				
	1998	1999	2000	2000	2000	2000	2001	2001
	(GRD million)			(euro million)	(GRD million)	(euro million)	(GRD million)	(euro million)
Cash Flow Data								
Net cash from operating Activities	233,637	238,710	220,568	647	143,361	421	197,872	581
Net cash used in investing Activities	(187,305)	(163,935)	(261,536)	(768)	(96,140)	(282)	(91,810)	(269)
Net cash from (used in) financing Activities	(46,540)	(68,806)	20,229	59	(33,354)	(98)	10,698	31
Net increase (decrease) in cash and cash equivalents	(208)	5,969	(20,739)	(61)	13,867	41	116,760	343
Cash and cash equivalents at beginning of year/period	19,732	19,524	25,493	75	25,493	75	4,754	14
Cash and cash equivalents at end of year/period	19,524	25,493	4,754	14	39,360	116	121,514	357

(1) Solely for the convenience of the reader, drachma amounts have been translated into euro at the rate of € 1.00=GRD 340.75, the conversion rate fixed on 20th June, 2000.

Summary Operating Data (unaudited):

	Year ended 31st December,			Six months ended 30th June,	
	1998	1999	2000	2000	2001
Installed capacity (MW)	10,296	10,997	11,121	11,093	11,158
Net production (GWh)	41,834	44,777	48,483	23,732	22,742
Capital expenditure (GRD million) (audited)	234,017	226,484	311,039	126,409	133,233

Summary Illustrative Financial Information

American Appraisal have issued a report, a summary of which is included in this offering circular, setting out the criteria used to derive the fair market value of our fixed assets. The summary illustrative financial information below has been derived from note 12 to the audited consolidated financial statements. The illustrative financial information in note 12 has been prepared to provide the reader with a better understanding of the impact that a revaluation of our fixed assets recorded for the year ended 31st December, 2000, using American Appraisal's valuation of fixed assets, would have had on our equity and statements of operations. The summary illustrative financial information below, which has been prepared in accordance with IAS, does not show separately those items in the statements of operations and balance sheet that are not impacted by the adjustment of asset values. You should read note 12 to the audited consolidated financial statements for more information on this illustrative financial information.

The revaluation would have resulted in an increase in fixed assets of GRD 990,369 million (€ 2,906 million). According to the illustrative asset values shown in note 12 to the audited consolidated financial statements, depreciation and amortisation for the year ended 31st December, 2000 would have been GRD 151,132 million (€ 443.5 million) as compared with GRD 73,041 million (€ 214.3 million) on a historical basis, as reflected in the audited consolidated financial statements for the same period. The increase in these charges reflects the effect of the higher value of fixed assets. According to the illustrative asset values shown in note 12 to the audited consolidated financial statements, loss after tax for the year ended 31st December, 2000 would have been GRD 69,621 million (€ 204.3 million) as compared with a profit after tax of GRD 8,470 million (€ 24.9 million) on a historical basis, as reflected in the audited consolidated financial statements, for the same period due to increased depreciation and amortisation resulting from higher fixed asset values. The following summary presents certain of the illustrative financial information included in note 12 to the audited consolidated financial statements:

Statements of Operations Data:

	Year ended 31st December, 2000			Six months ended 30th June, 2000			Six months ended 30th June, 2001		
	Audited GRD million	Illustrative GRD million	Illustrative euro million[1]	Audited GRD million	Illustrative GRD million	Illustrative euro million[1]	Audited GRD million	Illustrative GRD million	Illustrative euro million[1]
Revenues	977,327	977,327	2,868	477,396	477,396	1,401	501,883	501,883	1,473
Operating expenses (excluding depreciation)	751,148	751,148	2,204	345,592	345,592	1,014	366,424	366,424	1,075
Depreciation & amortisation	73,041	151,132	443	30,757	71,671	210	38,795	80,854	238
Other	130,767	130,767	384	68,673	68,673	202	47,424	47,424	139
Profit before tax	22,371	(55,720)	(163)	32,374	(8,540)	(25)	49,240	7,181	21
Provision for income tax[2]	(13,901)	(13,901)	(41)	(8,842)	(8,842)	(26)	(13,707)	(13,707)	(40)
Profit (loss) after tax	8,470	(69,621)	(204)	23,532	(17,382)	(51)	35,533	(6,526)	(19)

(1) Solely for the convenience of the reader, illustrative drachma amounts have been translated into euro at the rate of €1.00 = GRD 340.75, the conversion rate fixed on 20th June, 2000.

(2) The tax deductibility of the additional depreciation charge which relates to the fixed assets appraisal has been approved by the Ministry of Finance, but its exact application and extent is still to be determined. Accordingly, the related tax effect is not reflected in the above provision.

Balance Sheet Data:

	Year ended 31st December, 2000		
	Audited GRD million	**Illustrative GRD million**	**Illustrative euro million(1)**
Assets			
Fixed assets	1,971,987	2,962,356	8,694
Other assets	585,406	585,406	1,718
Total assets	2,557,393	3,547,762	10,412
Liabilities and Shareholders' Equity			
Liabilities	2,516,539	2,516,539	7,385
Shareholders' Equity			
Share capital	220,000	220,000	646
Appraisal surplus, net	0	990,369	2,907
Accumulated deficit and reserves	(179,146)	(179,146)	(526)
Total equity	40,854	1,031,223	3,027
Total liabilities and shareholders' equity	2,557,393	3,547,762	10,412

(1) Solely for the convenience of the reader, illustrative drachma amounts have been translated into euro at the rate of €1.00 = GRD 340.75, the conversion rate fixed on 20th June, 2000.

RISK FACTORS

An investment in our shares or GDRs involves certain risks. You should carefully consider all the information contained in this offering circular, including the risks described below, before making any investment decision with respect to the shares or GDRs.

Factors relating to the Company

Our financial statements are subject to a qualified audit report as to, inter alia, the sufficiency of detail of our fixed asset register.

Prior to our transformation into a *société anonyme*, we did not keep complete records of our fixed assets and, as a result, our fixed asset register does not provide sufficiently detailed information that would enable us to determine each of our fixed assets. We expect to update our fixed asset register in order to provide sufficient detail regarding our fixed assets by December 2002. Consequently, Arthur Andersen have qualified their audit report with respect to the audited consolidated financial statements included in this offering circular as to, *inter alia*, the sufficiency of detail of our fixed asset register. You should read the "Index to Financial Statements—Independent Auditors' Report" included elsewhere in this offering circular for more information.

We are in the process of revaluing our fixed assets, however, these values have not been reflected in our audited balance sheets or statements of operations included in this offering circular.

We have engaged American Appraisal to value our fixed assets in order to reflect their fair market value. American Appraisal have issued a report, a summary of which is contained in this offering circular, setting out the criteria used to derive the fair market value of our fixed assets. We are in the process of revaluing our fixed assets, however, the fixed asset values in our audited consolidated financial statements included in this offering circular for the year ended 31st December, 2000 do not reflect our revaluation and therefore do not reflect the fair market value of these assets. This is because we have not yet completed our fixed asset register, which we intend to complete by December 2002 and which will contain a comprehensive list as well as the fair market value of our fixed assets.

Once the fixed asset register is completed and as allowed under Greek law, we intend to incorporate the results of our revaluation into our financial statements as at 31st December, 2002. However, we have presented illustrative financial information in this offering circular for the purposes of providing the reader with a better understanding of the impact that a revaluation of our fixed assets recorded for the year ended 31st December, 2000, using American Appraisal's valuation of our fixed assets, would have had on our equity and statements of operations. As this illustrative financial information is based on a valuation of our fixed assets without the benefit of a completed fixed asset register, there can be no assurance that this illustrative financial information will accurately reflect our true financial position or results of operations upon completion of the fixed asset register. Therefore, we cannot assure you that the amounts shown in our financial statements as at and for the year ended 31st December, 2002, which will include the results of our asset revaluation, will not differ materially from amounts indicated in the illustrative financial information. Such differences could arise during the course of completing our fixed asset register and in the course of reconciling the results of our physical inventory to the accounting records and the work of American Appraisal. We will also have to take account of any additions or disposals of fixed assets made since 31st December, 2000.

Our exposure to legal liability is significant

We are defendants in a significant number of legal proceedings arising from our operations, with a total estimated exposure of up to GRD 138 billion (€ 404.9 million). While we have obtained judgements in our favour in some of the legal proceedings at the first and second instance we are not able to predict the ultimate outcomes, which may be unfavourable to us. We are also involved in certain litigation with potential environmental liability which, although it may not involve financial penalties and therefore cannot be quantified, if determined unfavourably, could have a material adverse effect on our financial condition or business operations.

The aggregate amounts we may be required to pay may be significant. We have established a reserve for litigation where we consider it probable that a claim will be resolved unfavourably and where we can reasonably estimate the potential loss involved. It is possible that we have made insufficient provisions for litigation risk. Accordingly, any claims settled unfavourably in excess of these provisions could have a material adverse effect on our financial condition and results of operations. You should read "Our Business—Legal Proceedings" for a more detailed discussion of these legal proceedings.

In addition, we are involved in legal proceedings that have been brought on behalf of various groups of pensioners with total estimated claims of GRD 206 billion (€ 604.5 million). We have established no reserve for these claims as, under Greek law and as confirmed by an independent legal opinion we have obtained, the PIO would be the defendant in the proceedings relating to pension benefits. However, there can be no assurance that we will not be required to pay any sums pursuant to these proceedings.

You should read "Our Business—Legal Proceedings" and "Risk Factors—We could have significant pension liabilities in the future" for a more detailed discussion of these legal proceedings and our pension liabilities.

We could have significant pension liabilities in the future

Prior to 1st January, 2000, we were required to provide pension, healthcare and welfare benefits for our employees and pensioners rather than participate in standard, state-sponsored social security programmes. Until that time, because of uncertainties regarding the level of our legal obligations arising from the pension, medical and other benefits of our employees and pensioners, we were accounting for such costs on a cash basis, rather than on an actuarially determined basis. Thus, no financial reserves were maintained to cover current or accrued pension liabilities. By 31st December, 1999, our potential exposure for social security liabilities was estimated to be approximately GRD 3.5 trillion (€ 10.27 billion).

As of 1st January, 2000, PIO, a specific pension fund established for us under the Liberalisation Law, and pursuant to collective agreements with our unions, is responsible for all pension benefits, healthcare insurance and other social security expenses for our employees and pensioners. The PIO is a public entity supervised by the Hellenic Republic. Following its establishment, we are no longer obliged to make any payments in respect of pensions or healthcare, and we have no pension liability except certain contributions, generally determined for all employers in Greece, as a percentage of an employee's salary. All employer, employee and pensioner contributions are paid to the PIO. You should read "Our Business—Pension benefits" for a more detailed discussion of pension benefits.

Under the Liberalisation Law enacted on 22nd December, 1999, which ratified the collective agreements with our unions, the Hellenic Republic assumed the obligation to meet any differences between the total income of the PIO and its payment obligations for pension and healthcare benefits. Although, at present, we have no obligation under existing laws to cover any future differences between the total income of the PIO and its payment obligations assumed by the Hellenic Republic, there can be no assurance that the existing social security laws will remain unchanged, or that we will not be required in the future, by law or otherwise, to contribute or provide additional funds to the PIO.

The methodology for establishing future tariffs has not yet been finalised

The Hellenic Republic has appointed an independent regulator, the RAE, to regulate the electricity industry pursuant to basic principles established by the Liberalisation Law. The level of customer electricity tariffs that all suppliers, including ourselves, charge customers for electricity, the tariffs the HTSO charges all suppliers, including ourselves for connecting to and using the interconnected transmission system and the tariffs that we charge all suppliers for use of our distribution network, are determined by the Ministry of Development on the recommendation of the RAE. Although the Ministry of Development has made a statement indicating the criteria under which tariffs will be set in the near term, there can be no assurance as to the level of tariffs. These new tariffs will be finalised and implemented after the combined offering.

Furthermore, although the RAE is required by Greek law to provide recommendations with respect to the level of tariffs, there is no requirement for the Ministry of Development to follow such recommendations. For example, in July 2001 the RAE proposed a tariff increase of 6% and the

Ministry of Development increased tariffs by between 3.5% and 5%, depending on customer categories. In addition, for so long as we supply at least 70% of the Eligible Customer market, the Ministry of Development will continue to set the maximum electricity tariff that we may charge to Eligible Customers.

Future electricity tariffs, which we cannot currently control or predict, may change in ways that could have a material adverse effect on our business, financial condition or results of operations. You should read "Regulation of the Greek Electricity Sector" for a more detailed discussion of tariffs and the regulations applicable to Eligible Customers.

We have incurred significant indebtedness to finance our capital expenditure requirements

We have incurred long-term debt to fund our capital resource requirements. As at 30th June, 2001, our outstanding long-term debt was approximately GRD 1,799 billion (€ 5.27 billion). We may have to allocate increasing amounts of cash flow to service our debt obligations, depending on the level of debt, prevailing interest rates and, to a lesser extent, exchange rate fluctuations. This could have an adverse effect on our financial condition and results of operations and also impact our ability to obtain future financing.

Fuel costs and hydrological conditions may have a significant impact on our operating costs

The price of oil and natural gas significantly affects our operating costs. For the six months ended 30th June, 2001, approximately 15% of our net electricity production, in terms of GWh, was from oil-fired power stations and approximately 12% was from natural gas-fired power stations, accounting for 36% and 28% of our total fuel costs, respectively, during that period. As we do not hedge against volatility in oil and natural gas prices, any increase in the price of oil or natural gas could have a material adverse effect on our financial condition and results of operations. Much of our oil-fired capacity is on the autonomous islands (as defined in "Our Business — Overview", where we are the principal generator and sole supplier, and where our tariffs are fixed at the same levels as those for the interconnected system.

In an average year, based on annual net production data from 1996 to 2000, approximately 10% of our annual net electricity production has been from our hydroelectric stations, despite the fact that this source represented approximately 25% of our total installed capacity during the same period. In dry years, we rely more heavily on electricity purchases from abroad and thermal production, mainly from gas-fired and oil-fired power stations, as the lignite-fired power stations are base load stations, which increases our operating costs. As a consequence, variations in hydrological conditions can have an adverse impact on our results of operations.

As tariffs are determined by the Ministry of Development, we do not currently, and in the future may not be able, to pass any increased fuel costs to our customers. You should read "Our Business—Generation" for a more detailed discussion of our primary sources of electricity production.

Regulatory changes may have a material adverse effect on our business and results of operations

The laws, regulations and policies of the European Union and the Hellenic Republic affect our business, financial condition and results of operations. Regulation of the Greek electricity market has changed significantly in 2001 following the implementation into Greek law of the provisions of Directive 96/92 of the European Parliament (the "Electricity Directive") by the Liberalisation Law, which was designed to liberalise and create more competition in the Greek electricity market. The restructuring and other changes to our business driven by the new regulatory framework may have a material adverse effect on our business, financial condition and results of operations.

To comply with the Liberalisation Law, we:

- Have transferred the management and operation of the interconnected transmission system to the HTSO, of which the Hellenic Republic owns 51% in accordance with the Liberalisation Law; and
- Are reorganising our generation, transmission, distribution and mining operations into separate business units with their own management. Each business unit will be responsible for controlling its own costs and achieving its own operating targets.

The Liberalisation Law changed significantly how we operate and the regulations with which we must comply. The regulatory framework implementing the Liberalisation Law is in the process of being completed and some of the detailed regulations implementing the Liberalisation Law, including the Network Code, which will govern access to, and operation of, the distribution network, have not been finalised. Accordingly, the obligations to which we are subject and the economic terms of some of our operations, such as distribution, may change in the near future.

The European Commission monitors the implementation of the Electricity Directive and other applicable European Union laws in the Hellenic Republic to ensure that the Greek regulatory regime complies with the Electricity Directive and other European Union laws and regulations, such as provisions relating to state aid. We cannot assure you that the European Commission will not take action or that Greek law and regulations will not change in the future pursuant to decisions of European Union institutions in respect of relevant directives and European Union laws and regulations. Any such action by the European Commission or changes may also lead to the repayment by us of certain benefits received in the past. In addition, future changes in European Union or Greek government policy may influence regulation and affect our business in ways that we cannot predict at this time. You should read "Regulation of the Greek Electricity Sector—Future developments" for a more detailed discussion on regulatory changes.

The competition we face in the electricity generation and supply markets will increase and we expect to lose some of our current market share

Until 2001, we faced virtually no competition in the electricity generation and supply markets in Greece. The expected increase in competition under the new electricity market structure may have a material adverse effect on our results of operations and financial condition.

Electricity tariffs in Greece, as established by the Ministry of Development, are currently among the lowest in the European Union. We do not believe that, under the current tariff regime, we will face any significant competition in the Greek electricity market. However, particularly if electricity tariffs significantly increase, we expect that we will face increased competition in the generation and supply of electricity in the Greek market and may lose a significant portion of our current share of that market.

The Hellenic Republic has had, and may continue to have, a significant impact on our operations

Governmental influence in the past

In the past, the Hellenic Republic significantly influenced our management policies. Certain of our operations and some of our commercial decision-making were affected by the political and economic objectives of the Greek government.

Although we now base business decisions on commercial criteria, we continue to have obligations under some non-commercial contracts we entered into in the past. For example, arrangements with our two largest corporate customers, Larco S.A. ("Larco") and Aluminium Company of Greece S.A. ("Aluminium"), were not entered into on commercial terms but rather on terms consistent with Greek government policies. You should read "Relationship with the Selling Shareholder" for a more detailed discussion of our contract with Larco. In addition, there can be no assurance that we will not be subject to influence from the Hellenic Republic in the future to enter into contracts under terms that are disadvantageous to us.

The Hellenic Republic will continue to be our majority shareholder after the combined offering

Following the combined offering, the Hellenic Republic will directly control approximately 85% of our outstanding share capital, or approximately 84% of our outstanding share capital assuming the exercise of the over-allotment option and no return transfer of shares pursuant to the over-allotment option. This holding will allow the Hellenic Republic to have significant influence over decisions submitted to a vote of our shareholders.

The Hellenic Republic will exercise its rights as a shareholder through the mechanisms of Greek corporate law and our articles of incorporation. Our articles of incorporation provide that certain decisions submitted to shareholders for a vote are to be determined by a simple voting majority at any general assembly of shareholders. Decisions subject to a simple majority of votes include: election of members of the board of directors and the Chief Executive Officer, the distribution of annual profits and the approval of our annual financial statements. So long as the Hellenic Republic holds a majority

of our shares, the Greek government will have the right, as controlling shareholder (in addition to the decisions referred to above), to:

- Affect a number of important actions through the exercise of its power to block capital increases and other amendments to our articles of incorporation; and
- Elect six out of the 11 members of our board of directors, including the Chief Executive Officer.

Accordingly, actions of the Hellenic Republic, acting through the Minister of Finance, could have a significant impact on our management, policies and business decisions.

We expect to be able to follow our current commercially-oriented strategy as discussed in "Our Business—Strategy" for the foreseeable future. However, there can be no assurance that our current senior management will continue to serve in their current capacities or that our commercial initiatives and policies will not be discontinued if there is a change in government policy.

We may be required to take decisions that could have a negative impact on our profitability

We do not expect to increase significantly our capacity investments in Greece over the next few years, beyond our planned expenditure for additional generating capacity in Komotini, Florina, Messochora, Linoperamata and Atheninolakkos. Additional generating capacity may, however, be required to meet expected demand and to fulfil our role as supplier of last resort under the Liberalisation Law. Depending on the number of new entrants in the Greek electricity market over the next few years, we may be required by the Hellenic Republic to build additional generating capacity. As we currently operate in an environment of low tariffs relative to other European Union member states, we may not be able to achieve sufficient returns on our investment in additional generating capacity and therefore, such investment may have an adverse effect on our profitability.

In addition, the HTSO may require us to invest in the interconnected transmission system to improve the capacity, efficiency and quality of the transmission system assets. We may be required to incur all expenses in connection with such investments. While the Liberalisation Law presently contemplates that we are entitled to compensation from the HTSO for all or part of these expenses, through payment of an annual fee which is provided for under the Liberalisation Law, our eventual compensation by the HTSO will be linked to a reasonable profit, as determined by the Ministry of Development following the RAE's recommendation. We do not have control over the determination of this reasonable profit and costs and there can be no assurance that the profit and the compensation we will receive will cover the actual costs to us, including any financing cost, of us undertaking any investments at the HTSO's request.

We may lose some of the rights and privileges that we have enjoyed in the past

In the past, in common with other public sector companies, we have enjoyed certain rights and privileges including, for example, an exemption from the mandatory obligation to insure our vehicles and immunity from confiscation of certain of our assets. There can be no assurance that we will continue to enjoy such rights and privileges in the future and the loss of such rights and privileges may require us to incur additional, unanticipated expenditures, including the repayment of the value of such rights and privileges enjoyed in the past.

We are diversifying our business into telecommunications and may further diversify internationally or into other businesses which could entail risks

We are diversifying our business into telecommunications, which is a business area outside our core electricity business. Although we expect synergies to be gained by using our existing infrastructure and technological expertise related to our core business, as well as the benefits of a large customer base, we will face new commercial and other risks in entering the telecommunications business and a regulatory regime that differs from the risks and regulations that we faced in the context of our core business.

In addition, we are prepared to pursue international opportunities and we may also seek to diversify our core electricity business through strategic acquisitions, including, for example, the exercise of an option which may be granted to us by the Hellenic Republic to purchase shares in DEPA, the currently state-controlled Greek public gas corporation in which Hellenic Petroleum ("ELPE") currently holds 35%. These acquisitions could have an impact on our business focus and lead to changes in our strategy and management.

We are subject to certain laws and regulations generally applicable to public sector companies

So long as the Hellenic Republic holds at least 51% of our share capital, we will, in some respects, continue to be classified as a public sector company in Greece. As a public sector company, we will be subject to certain laws and regulations generally applicable to public sector companies in Greece affecting some aspects of our business, including but not limited to the hiring, dismissal and compensation of employees and our procurement policies. These laws and regulations, which do not apply to our current competitors and are not likely to apply to future competitors, may have a material adverse impact on our results of operations and may also limit our operational flexibility.

Our initiatives aimed at increasing our profitability and competitiveness may not be successful

We have implemented new initiatives designed to enhance our profitability, reduce our costs and improve our ability to compete successfully in a liberalised market. We are continuing to develop these initiatives. These initiatives include:

- Constrained hiring and reduction of our staffing levels through natural attrition;
- Implementation of preventative procedures for repairs and maintenance programmes;
- Rationalisation of capital expenditures;
- Application of strict investment criteria in the evaluation of new infrastructure projects;
- Development of renewable resources and co-generation; and
- Diversification into telecommunications.

We have hired outside specialist consultants to help us with certain of these initiatives. In addition, we have recruited some of our senior managers from the private sector to help us implement our initiatives. The degree of success of our strategy depends, in part, on factors outside our control, such as the development of the Greek economy and of the Greek electricity market as well as Greek labour laws and the acceptance by our employees of new management initiatives. In addition, there can be no assurance that we will be able to implement successfully, or realise fully the benefits of, these initiatives.

Our ability to reduce staff is limited

A key part of our strategy to enhance our profitability and ability to compete successfully is to make our operations more efficient. Our ability to reduce staff, in order to improve efficiency and reduce our costs, is limited by:

- Greek laws and collective bargaining agreements with our unions; and
- Our past practice of terminating employees' contracts only "for cause".

In 2001, we reduced our staff levels by seconding employees to the PIO and the HTSO. However, we do not expect to reduce our staff levels by further secondments in the future. As a result, we will depend on constrained hiring and natural attrition to achieve staff reductions. These methods will restrict our ability to reduce staff numbers to the optimum level and improve our profitability. There can be no assurance that, using these methods, we will be able to reduce staff to levels that will help us improve our profitability. Restrictions on our ability to reduce staff numbers could have a material adverse effect on our financial condition and results of operations.

We do not maintain insurance on our operating assets

We do not maintain insurance against the usual risks associated with our power stations, transmission and distribution assets, property, equipment (other than our information technology equipment) and operations. Business interruptions due to labour disputes, strikes, earthquakes, forest fires and adverse weather conditions, among other factors, could result in a loss of revenues or impose liabilities or increased costs on us.

Any material damage to our key power stations, transmission and distribution assets or mining equipment could have a material adverse impact on our business, financial condition or results of operations.

Our business is subject to numerous environmental laws and regulations

Our core operations of electricity generation, transmission, distribution and mining, are subject to extensive environmental regulation under Greek law, including laws adopted to implement European Union directives and international agreements. Environmental regulations and standards affecting our business primarily relate to air emissions, water pollution, waste disposal and electromagnetic fields. The principal by-products of electricity generation from fossil-fuels are sulphur dioxide (SO_2), nitrogen oxides (NO_x), carbon dioxide (CO_2) and particulate matters such as dust and fly ash. The primary focus of environmental regulation applicable to our business is to reduce those emissions.

We incur significant costs in complying with environmental regulations requiring us to implement preventative or remedial measures. In addition, it is likely that there will be future environmental laws on both a national and European Union level that will lead to more stringent regulation of our business. Environmental regulatory measures may take such forms as emission limits, taxes or required remedial measures and influence our policies in ways that affect our business decisions and strategy, such as by discouraging the use of certain fuels or requiring us to pay for water. They may also require us to incur material capital expenditure. In some cases, environmental issues may require us to restrict or terminate existing operations or projects.

The growing debate on the alleged potential long-term health effects of exposure to electromagnetic fields may give rise to proposals for stricter legislation. Low-frequency infrastructure, such as electricity transmission and distribution lines and substations, and high-frequency infrastructure, such as the transmission stations which our telecommunication business may use to provide mobile telephony services, create electromagnetic fields that extend some distance from this infrastructure. In the event that the Greek government or the European Union adopt in the future stricter laws and regulations that would require us to upgrade, move or make other changes to some of our electricity lines and transmission and distribution facilities as well as our telephony infrastructure, compliance with such laws could involve significant costs, limit our telecommunications business or our ability to maintain or expand the coverage for its operations. You should read "Our Business—Environmental Matters" for more information on electromagnetic fields.

We do not have all the licences and permits we need in respect of our operations

We are in the process of obtaining from the relevant Greek authorities a number of licences and permits we do not currently have but which are required for our operations, including, for example, the licenses to own and operate our distribution network. There can be no assurance, however, that we will receive all required licences and permits in a timely manner. Failure to obtain or renew certain licences might, for example, result in interruptions to some of our operations. In addition, these licences and permits, once granted, or the existing licences and permits, once renewed, may, for example, have more stringent environmental conditions that will require us to incur material additional, unanticipated expenditures.

Risks inherent to mining could increase the cost of our primary fuel or may result in revision of reserve data

Lignite-fired generation accounted for approximately 68% of our total power generation for the six months ended 30th June, 2001 and lignite production accounted for approximately 36% of our total fuel costs for the same period.

The lignite reserve data in this offering circular are estimates made by our mining staff. While we believe that our reserve data are accurate, such estimates necessarily lack complete precision and depend to some extent on statistical inferences. Exploitable reserves are not considered as such unless they can be economically and legally extracted. Reserve data are not indicative of future results of operations.

Increased production costs, increased stripping ratios and changes in the regulatory regime governing our mining operations may result in revision of reserve data from time to time and may render exploitable reserves uneconomical to exploit or unexploitable.

We are subject to public service obligations for which we may not be adequately compensated

As the dominant electricity provider in Greece, we are subject to public service obligations that affect our costs, and which may not be imposed on prospective competitors. For example, we are required to supply electricity on the autonomous islands at the same tariffs as in the interconnected system, although our costs of generation are higher on the autonomous islands than in the interconnected system. We expect to be compensated from a special account established by the RAE and administered by the HTSO for meeting our public service obligations to the extent there are competitors and only in proportion to our public service obligations compared with the public service obligations of our competitors. We do not expect the full cost of our public service obligations to be covered by any compensation provided by the special account administered by the HTSO or through passing the relevant cost to the customers through the tariffs, if such compensation is approved by the European Union. As a result, we may incur a significant financial burden in providing the public service obligations, which may have a material adverse effect on our business, financial condition and results of operations. Public service obligations may not be imposed on prospective competitors, which may result in a competitive disadvantage for us. You should read "Regulation of the Greek Electricity Sector" for a more detailed discussion of public service obligations.

The Minister of National Economy has recently indicated the Hellenic Republic's intention to compensate us for some of the costs related to our public service obligations in an amount of GRD 55 billion (€ 161 million) per year. The first of these annual payments is scheduled to take place in 2002 and the payments will cease in 2004 or earlier if an alternative mechanism for compensation is put into place. However, given that these payments are subject to compliance with Greek and European Union law and clearance with the Commission of the European Union, there can be no assurance that we will actually receive the sums indicated by the Minister.

Finally, the Hellenic Republic has powers to require us to take certain actions with respect to matters affecting national security or the provision of services in developing regions.

We may have to close down one of our generating stations in the Athens area

We have approved a protocol entered between the municipality of Keratsini in the Athens area and the Ministries of Development and Environment, Planning and Public Works to discontinue the operation of one of our natural gas-fired power stations located in Keratsini, six years following the completion of work to convert the station to a natural gas-fired station. We completed this work in July 2000. We approved this protocol in response to residents' concerns about emissions from the oil-fired station we operated there, prior to its conversion to a natural gas-fired station. Operation of our station, which has an installed capacity of 360 MW, is limited to eight months per year for the first three years of our operation and three months per year for the following three years. Failure to reach a settlement with the municipality of Keratsini and the Ministries of Development and Environment, Planning and Public Works may not allow us to continue the operation of this station and may have a material adverse effect on our operations.

We are in the process of perfecting title to our land

Although we are the legal successor to all assets formerly owned and registered in the name of PPC, which were transferred to us as part of our transformation to a *société anonyme*, legal title in land and buildings will not be perfected, and therefore title may not be enforced against third parties, until the property is registered at the relevant land registry in our name. You should read "Our Business—Property" for a more detailed discussion on our property.

In addition, disputes over some of our rights of way have prevented the construction and use of certain transmission assets in some areas.

Almost all of our employees are members of a labour union

Almost all our employees are members of a labour union. Our unions are considered to be strong and influential, but we believe that our relations with our unions are generally good, despite certain claims of employees and pensioners against us and occasional strikes. We cannot assure you that favourable relations will continue in the future. From time to time, our employees may engage in industrial action that may disrupt our operations. You should read "Our Business—Employees" for a more detailed discussion of employees and labour unions.

Political and Economic Risks

Political and economic developments in Greece and elsewhere in the European Union could adversely affect our operations

Our business, financial condition, results of operations and prospects, as well as the market price and liquidity of our shares and GDRs, may be adversely affected by events outside our control and, in certain cases, outside the control of the Hellenic Republic. These events include, but are not limited to, the following:

- EU legislation in the electricity sector and environmental regulation;
- Changes in Greek government policy;
- Political instability or military conflict in Europe, the Middle East or elsewhere; and
- Taxation, environmental regulation and other political, economic or social developments affecting Greece.

The occurrence of these and other events could have a material adverse effect on our business, financial condition and results of operations.

European Economic and Monetary Union could have a negative effect on our results of operations

While Greece did not participate in the third stage of European Economic and Monetary Union ("EMU") in 1999, at the EU summit of leaders held on 19th and 20th June, 2000, entry by Greece into the third stage of EMU was ratified, and the Hellenic Republic adopted the euro as the legal currency in Greece on 1st January, 2001. Banknotes and coins denominated in euro are expected to enter into circulation in Greece and other member states of the European Union which have adopted the euro as their currency on 1st January, 2002 and banknotes and coins denominated in Greek drachma are expected to be withdrawn by 28th February, 2002.

To date, we have not experienced any operational or technological difficulties with regard to, or resulting from, the introduction of the euro. We have taken steps to ensure that all our systems are euro-compliant. However, we cannot assure you that the steps we have taken will be sufficient to attain euro-compliance. We may incur additional transition costs in connection with the introduction of the euro and, apart from costs associated with our adoption of the euro, there may be inadvertent costs caused by human errors, systems errors, and other unforeseen problems associated with the introduction of the euro. There can be no assurance that our systems will be fully or successfully converted to the euro by 1st January, 2002.

Risks relating to the Combined Offering

Our articles of incorporation contain significant restrictions on the voting rights of certain shareholders

Our articles of incorporation contain certain provisions which restrict the voting rights of all shareholders other than the Hellenic Republic. No beneficial shareholder (except for the Hellenic Republic), together with its affiliates, may vote more than 5% of our shares at a general assembly of shareholders. There are limited exceptions to this voting limit that permit depositaries, including The Bank of New York, the depositary for our GDRs, to vote, in the aggregate, a greater percentage of shares on behalf of the underlying investors who, individually, hold no more than 5% of our shares.

There has been no prior public market for our shares or GDRs

Prior to the combined offering, there has been no public market for our shares or GDRs and there can be no assurance that an active market will develop or be maintained after the combined offering. Although application has been made to list our shares on the ASE and for the GDRs to be admitted to the official list maintained by the UKLA and to trading by the LSE, we cannot assure you that an active trading market for the shares or GDRs will develop or will be sustained subsequent to the combined offering. The offering price for our shares and GDRs will be determined by the Hellenic Republic and us following discussions with the joint global coordinators.

The Athens Stock Exchange is less liquid than other major stock exchanges

The principal trading market for the shares will be the ASE. The ASE is less liquid than major markets in Western Europe and the United States. As a result, shareholders may have difficulty in buying and selling shares, especially in large numbers. In 2000, the average daily volume on the ASE was approximately GRD 136.7 billion (€ 401.1 million).

The value of the shares and GDRs may be adversely affected by sales of substantial amounts of our shares by the Hellenic Republic or the perception that such sales could occur.

After the combined offering, the Hellenic Republic, directly or indirectly, will own approximately 85% of our share capital (or approximately 84% assuming the exercise of the over-allotment option and no return transfer of shares pursuant to the over-allotment option). We and the Hellenic Republic have agreed that for a period of 180 days after this combined offering, we will not, without the prior written consent of the international managers, directly or indirectly, sell any shares of our company. Nevertheless, future sales of substantial amounts of our shares in the public market by the Hellenic Republic or by any other large shareholders or block of shareholders, or even the perception that such sales could occur, could have a material adverse effect on the market price of the shares and the GDRs.

The price of the shares and the GDRs may be volatile

The market price of the shares and GDRs may be subject to wide fluctuations in response to numerous factors, many of which are beyond our control. These factors include the following:

- Actual or anticipated fluctuations in our operating results;
- The condition of the Greek economy and the economies of the other countries that have adopted the euro as their currency pursuant to EMU;
- Political instability or military conflict in Greece or elsewhere;
- Potential or actual sale of large blocks of our shares or GDRs into the market;
- The entrance of new competitors and their positions in the market;
- Changes in financial estimates by securities analysts;
- Conditions and trends in the electricity sector in Greece and Europe;
- Trends in environmental regulation;
- Our earnings releases; and
- The general state of the securities markets (especially with respect to Greece and the utilities sector).

In addition, stock markets in general, and the ASE in particular, have recently been highly volatile. For example, during the period from 1st January, 2000 to 31st December, 2000, the ASE Composite Index declined by 38.7%. Additionally, for the period from 3rd January, 2001 to 31st October, 2001, the same index declined by 26.5%. You may not be able to trade large amounts of our shares or GDRs during or following periods of volatility.

Privatisation certificates may increase the volatility and the price of the shares and GDRs

The Hellenic Republic has issued two series of privatisation certificates that are still outstanding. The privatisation certificates provide their holders with a right to exchange certificates for shares at a 5% discount in future privatization offerings by the Hellenic Republic. Holders of privatization certificates are entitled to preferential allocation over at least 64% of the shares to be sold by the Hellenic Republic in the combined offering. Any sales of our shares in the public market immediately after the combined offering by privatisation certificate holders who have exchanged their certificates for shares, or even the perception that such sales could occur, could result in increased volatility in the price of the shares and GDRs. We are not able to predict whether and to what extent holders of privatisation certificates will exercise their right to receive shares in this combined offering, or whether they will hold or sell any shares acquired pursuant to the privatisation certificates.

Pre-emptive rights may not be available to U.S. holders of our shares or GDRs

Under Greek law and our articles of incorporation, prior to the issuance of any new shares, we must offer holders of our existing shares pre-emptive rights to subscribe and pay for a sufficient number of shares to maintain their existing ownership percentages. These pre-emptive rights are generally transferable during the subscription period for the related offering and may be quoted on the ASE.

U.S. holders of shares or GDRs may not be able to receive (and trade) or exercise pre-emptive rights for new shares or for shares underlying GDRs unless a registration statement under the Securities Act is effective with respect to such rights or an exemption from the registration requirements of the Securities Act is available. Our decision to file a registration statement with respect to these shares or GDRs will be at our sole discretion and will depend on the costs and potential liabilities associated with any such registration statement, as well as the perceived benefits of enabling U.S. holders of shares or GDRs to exercise their pre-emptive rights and any other factors we may consider appropriate at the time.

If U.S. holders of shares or GDRs are not able to receive (and trade) or exercise pre-emptive rights granted in respect of their shares or the shares represented by their GDRs in any rights offering by us, then they may not receive the economic benefit of such rights. In addition, their proportional ownership interests in the Company will be diluted.

USE OF PROCEEDS

We intend to use our proceeds from the combined offering to repay part of our long-term debt within six months of our share capital increase. We will not receive any proceeds from the sale of shares by the Hellenic Republic.

DIVIDEND POLICY

We may only pay dividends out of profits for the preceding financial year and any distributable reserves after the annual financial statements are approved by the general assembly of shareholders. Before the payment of dividends, we must allocate annually 5% of our net profits to the formation of a legal reserve as provided by our articles of incorporation until this legal reserve equals, or is maintained at a level equal to, at least one-third of our share capital. This reserve cannot be distributed during the life of the Company.

According to our articles of incorporation and Greek law, we must pay a minimum dividend equal to the greater of (a) 6% of our paid-up share capital or (b) 35% of our net profits for that year after the formation of legal reserves. Calculation of all such amounts is based on our financial statements prepared according to Greek GAAP.

We intend to implement a progressive dividend policy which will be in line with our industry peers in Europe. It is our intention to pay a dividend in 2002 subject to receiving any necessary board recommendations and shareholder approval. This will be payable out of profits for the preceding financial year or out of our distributable reserves. As at 31st December, 2000, our distributable reserves (calculated in accordance with Greek GAAP) amounted to approximately GRD 97 billion (€ 284.7 million).

You should read "Description of our Share Capital—Dividends" for a more detailed discussion of the provisions of our articles of incorporation governing our dividends.

EXCHANGE RATES

Almost all of our operations are in Greece and our accounts are denominated in Greek drachma.

The euro was introduced as the official currency of Greece on 1st January, 2001. The Greek drachma remains as a denomination of the euro. The conversion rate between the euro and the Greek drachma was fixed on 20th June, 2000 at the rate of €1 = GRD 340.75.

The following table sets out from 1st January, 1996 through 21st November, 2001, the average, high, low and period-end noon buying rates for the Greek drachma expressed as Greek drachma per U.S. Dollar. The Federal Reserve Bank stopped publishing buying rates for the Greek drachma once the euro became the official currency in Greece. Accordingly, the exchange rate for the period starting 1st January, 2001 has been calculated by converting the noon buying rate for the euro into Greek drachma at the conversion rate between euro and Greek drachma fixed on 20th June, 2000.

	Period End	Average(1)	High	Low
1996	246.96	240.82	247.80	234.58
1997	284.02	273.28	293.60	244.60
1998	279.90	295.70	323.13	276.60
1999	327.90	306.30	329.30	275.80
2000	362.95	365.92	410.30	320.10
2001 (until 21st November)	388.05	380.72	407.11	357.37

(1) The average of the noon buying rates in the City of New York for cable transfers in Greek drachma as certified for customs purposes by the Federal Reserve Bank of New York on the last business day of each full calendar month during the relevant period, except for monthly figures, which are averages for the month.

CAPITALISATION

The following table sets out our capitalisation as at 30th June, 2001 and as adjusted to give effect to the issue of the offer shares and the receipt by the Company of the proceeds of the combined offering, net of estimated fees and expenses. You should read this table together with our financial statements and the related notes contained elsewhere in this offering circular. The sale of our shares by the Hellenic Republic in the combined offering will not change our capitalisation.

Our capitalisation is expected to substantially change upon incorporation of the revaluation of our fixed assets we are conducting and that we intend to incorporate into our financial statements for the financial year ending 31st December, 2002. You should read "Operating and Financial Review and Prospects" for more information on this revaluation.

	As at 30th June, 2001			
	Historical		As adjusted	
	(GRD million)	(euro million)	(GRD million)	(euro million)
Debt				
Short-term borrowings	7,430	22	7,430	22
Current portion of long-term debt	190,895	560	190,895	560
Long-term debt, net of current portion	1,607,711	4,718	1,607,711	4,718
Total debt	1,806,036	5,300	1,806,036	5,300
Shareholders' equity				
Share Capital	220,000	646	232,000	681
Additional paid-in capital	0	0	40,900	120
Accumulated Deficit and Reserves	(159,145)	(468)	(159,145)	(468)
Total shareholders' equity	60,855	178	113,755	333
Total capitalisation	1,866,891	5,478	1,919,791	5,633
Cash and cash equivalents:	121,514	357	174,414	512

(1) Solely for the convenience of the reader, drachma amounts have been translated into euro at the rate of € 1 = GRD 340.75, the conversion rate fixed on 20th June, 2000.

(2) Sale proceeds have been calculated at GRD 4,600 (€ 13.50) per share, the mid-point of the indicative price for institutional investors.

(3) Our long-term debt represents unsecured obligations. Our short-term borrowings represent outstanding repurchase agreements under which securities are used as collateral. You should read notes 20 and 21 to the consolidated financial statements for a description of our short-term debt and long-term borrowings.

There have been no material changes to our capitalisation since 30th June, 2001.

SELECTED FINANCIAL AND OPERATING DATA

The following tables show selected financial data as at and for the three years ended 31st December, 2000 and the six months ended 30th June, 2000 and 2001, together with certain operating data as at and for the three years ended 31st December, 2000 and the six months ended 30th June, 2000 and 2001. The financial data as at and for the years ended 31st December, 1998, 1999 and 2000 has been derived from our audited consolidated financial statements. Our balance sheets as at 31st December, 1998, 1999 and 2000 and our related statements of operations and of cash flows for the three years ended 31st December, 2000 and the related notes, each as prepared in accordance with IAS, are included elsewhere in this offering circular. The selected financial data for our company as at and for the six months ended 30th June, 2000 and 2001, each as prepared in accordance with IAS, have been derived from our audited consolidated financial statements included elsewhere in this offering circular. Our audited consolidated financial statements have been prepared in accordance with IAS, which differ in certain significant respects from Greek GAAP and U.S. GAAP. You should read note 36 and note 37 to the audited consolidated financial statements for a discussion of certain significant differences between IAS and Greek GAAP and between IAS and U.S. GAAP.

You should read this table together with "Operating and Financial Review and Prospects" and our audited consolidated financial statements and the related notes, included elsewhere in this offering circular.

Statements of Operations Data:

	Year ended 31st December,				Six months ended 30th June,			
	1998	1999	2000	2000	2000	2000	2001	2001
	(GRD million)			(euro million)(1)	(GRD million)	(euro million)(1)	(GRD million)	(euro million)(1)
Revenues	848,842	906,246	977,327	2,868	477,396	1,401	501,883	1,473
Payroll cost	260,343	277,588	233,396	685	118,259	347	122,642	360
Fuel cost	266,303	283,730	408,458	1,199	176,724	519	202,201	593
Depreciation & amortisation	53,499	60,629	87,815	257	30,757	90	38,795	114
Other expenses	67,424	81,105	94,520	277	50,609	148	41,581	122
Cost of energy sold	647,569	703,052	824,189	2,418	376,349	1,104	405,219	1,189
Profit from operations	201,273	203,194	153,138	450	101,047	297	96,664	284
Financial income (expense)	(205,439)	(185,102)	(136,002)	(399)	(74,162)	(218)	(49,601)	(146)
Other income (expense)	9,238	12,714	5,235	15	5,489	16	2,177	6
Profit before tax	5,072	30,806	22,371	66	32,374	95	49,240	145
Tax	(6,070)	(9,035)	(13,901)	(41)	(8,842)	(26)	(13,707)	(40)
Profit (loss) after tax	(998)	21,771	8,470	25	23,532	69	35,533	104
Earnings (loss) per share, basic and diluted GRD per share	(4.54)	98.96	38.50	0.11	106.96	0.31	161.51	0.47

(1) Solely for the convenience of the reader, drachma amounts have been translated into euro at the rate of € 1.00 = GRD 340.75, the conversion rate fixed on 20th June, 2000.

(2) The weighted average number of shares throughout each period was 220,000,000.

Balance Sheet Data:

	Year ended 31st December,				Six months ended 30th June,			
	1998	1999	2000	2000	2000	2000	2001	2001
	(GRD million)			(euro million)(1)	(GRD million)	(euro million)(1)	(GRD million)	(euro million)(1)
Assets								
Cash and cash equivalents	19,524	25,493	4,754	14	39,360	115	121,514	357
PPC Personnel Insurance Organisation	0	0	92,878	273	51,606	151	35,879	105
Other current assets	423,454	465,332	433,129	1,271	436,940	1,282	431,654	1,267
Fixed assets, net	1,659,898	1,787,487	1,970,723	5,783	1,864,122	5,471	2,046,079	6,005
Other non-current assets	61,628	61,043	55,909	164	55,416	163	54,898	161
Total assets	2,164,504	2,339,355	2,557,393	7,505	2,447,444	7,182	2,690,024	7,894
Liabilities and Equity								
Current portion of debt	304,030	270,362	208,964	613	191,924	563	198,325	582
Other current liabilities	171,896	191,950	230,485	676	225,460	662	239,441	703
Long-term debt, net of current portion	1,184,759	1,320,589	1,537,453	4,512	1,449,714	4,254	1,607,711	4,718
Other non-current liabilities	491,081	521,742	539,637	1,584	524,222	1,538	583,692	1,713
Total liabilities	2,151,766	2,304,643	2,516,539	7,385	2,391,320	7,017	2,629,169	7,716
Equity								
Share capital	0	0	220,000	646	0	0	220,000	646
State contributions	38,797	38,797	0	0	38,797	114	0	0
Accumulated Deficit and Reserves	(26,059)	(4,085)	(179,146)	(526)	17,327	51	(159,145)	(468)
Total equity	12,738	34,712	40,854	120	56,124	165	60,855	178
Total liabilities and equity	2,164,504	2,339,355	2,557,393	7,505	2,447,444	7,182	2,690,024	7,894

(1) Solely for the convenience of the reader, drachma amounts have been translated into euro at the rate of €1.00 = GRD 340.75, the conversion rate fixed on 20th June, 2000.

Cash Flow Data:

	Year ended 31st December,			Six months ended 30th June,				
	1998	1999	2000	2000	2000	2000	2001	2001
	(GRD million)			(euro million)	(GRD million)	(euro million)	(GRD million)	(euro million)
Cash Flow Data:								
Net Cash from Operating Activities	233,637	238,710	220,568	647	143,361	421	197,872	581
Net Cash used in Investing Activities	(187,305)	(163,935)	(261,536)	(768)	(96,140)	(282)	(91,810)	(269)
Net Cash from (used in) Financing Activities	(46,540)	(68,806)	20,229	59	(33,354)	(98)	10,698	31
Net increase (decrease) in cash and cash equivalents	(208)	5,969	(20,739)	(61)	13,867	41	116,760	343
Cash and cash equivalents at beginning of year/period	19,732	19,524	25,493	75	25,493	75	4,754	14
Cash and cash equivalents at end of year/period	19,524	25,493	4,754	14	39,360	116	121,514	357

(1) Solely for the convenience of the reader, drachma amounts have been translated into euro at the rate of €1.00 = GRD 340.75, the conversion rate fixed on 20th June, 2000.

;elected Operating Data (unaudited):

	Year ended 31st December,			Six months ended 30th June,	
	1998	1999	2000	2000	2001
ıstalled capacity (MW)	10,296	10,997	11,121	11,093	11,158
ower output (GWh)	41,834	44,777	48,483	23,732	22,742
:apital expenditure (GRD million) (audited)	234,017	226,484	311,039	126,409	133,233

Selected Illustrative Financial Information

Arthur Andersen have qualified their audit report in respect of the audited consolidated financial statements included in this offering circular as to, *inter alia*, the sufficiency of detail of our fixed asset register. American Appraisal have issued a report, a summary of which is included in this offering circular, setting out the criteria used to derive the fair market value of our fixed assets. The selected illustrative financial information below has been derived from note 12 to the audited consolidated financial statements. The American Appraisal valuation was based on a number of assumptions which are set out in their summary report included in this offering circular. The illustrative financial information in note 12 has been prepared to provide the reader with a better understanding of the impact that a revaluation of our fixed assets recorded for the year ended 31st December, 2000, using American Appraisal's valuation of our fixed assets, would have had on our equity and statements of operations. The selected illustrative financial information below, which has been prepared in accordance with IAS, does not show separately those items in the statements of operations and balance sheet that are not impacted by the adjustment of asset values. You should read note 12 to the consolidated audited financial statements for more information on this illustrative financial information.

The revaluation would have resulted in an increase in fixed assets of GRD 990,369 million (€ 2,906 million). According to the illustrative asset values shown in note 12 to the audited consolidated financial statements, depreciation and amortisation for the year ended 31st December, 2000 would have been GRD 151,132 million (€ 443.5 million) as compared with GRD 73,041 million (€ 214.3 million) on a historical basis, as reflected in the audited consolidated financial statements for the same period. The increase in these charges reflects the effect of the higher value of fixed assets. According to the illustrative asset values shown in note 12 to the audited consolidated financial statements, loss after tax for the year ended 31st December, 2000 would have been GRD 69,621 million (€ 204.3 million) as compared with a profit after tax of GRD 8,470 million (€ 24.9 million) on a historical basis, as reflected in the audited consolidated financial statements for the same period due to increased depreciation resulting from higher fixed asset values. The following summary presents certain of the selected illustrative financial information included in note 12 to the audited consolidated financial statements.

Statements of Operations Data:

	Year ended 31st December, 2000			Six months ended 30th June, 2000			Six months ended 30th June, 2001		
	Audited GRD million	Illustrative GRD million	Illustrative euro million[1]	Audited GRD million	Illustrative GRD million	Illustrative euro million[1]	Audited GRD million	Illustrative GRD million	Illustrative euro million[1]
Revenue	977,327	977,327	2,868	477,396	477,396	1,401	501,883	501,883	1,473
Operating expenses (excluding depreciation) . .	751,148	751,148	2,204	345,592	345,592	1,014	366,424	366,424	1,075
Depreciation & Amortisation . .	73,041	151,132	443	30,757	71,671	210	38,795	80,854	238
Other	130,767	130,767	384	68,673	68,673	202	47,424	47,424	139
Profit (loss) before tax	22,371	(55,720)	(163)	32,374	(8,540)	(25)	49,240	7,181	21
Provision for income tax[2]	(13,901)	(13,901)	(41)	(8,842)	(8,842)	(26)	(13,707)	(13,707)	(40)
Profit (loss) after tax	8,470	(69,621)	(204)	23,532	(17,382)	(51)	35,533	(6,526)	(19)

(1) Solely for the convenience of the reader, drachma amounts have been translated into euro at the rate of € 1 = GRD 340.75, the conversion rate fixed on 20th June, 2000.

(2) The tax deductibility of the additional depreciation charge which relates to the fixed assets appraisal has been approved by the Ministry of Finance, but its exact application and extent is still to be determined. Accordingly, the related tax effect is not reflected in the above provision.

Balance Sheet Data:

	Year ended 31st December, 2000		
	Audited GRD million	**Illustrative GRD million**	**Illustrative euro million(1)**
Assets			
Fixed assets	1,971,987	2,962,356	8,694
Other assets	585,406	585,406	1,718
Total assets	2,557,393	3,547,762	10,412
Liabilities and Shareholders' Equity			
Liabilities	2,516,539	2,516,539	7,385
Shareholders' Equity			
Share Capital	220,000	220,000	646
Appraisal surplus, net	0	990,369	2,907
Accumulated deficit and reserves	(179,146)	(179,146)	(526)
Total equity	40,854	1,031,223	3,027
Total liabilities and equity	2,557,393	3,547,762	10,412

(1) Solely for the convenience of the reader, drachma amounts have been translated into euro at the rate of € 1.00 = GRD 340.75, the conversion rate fixed on 20th June, 2000.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following information together with the information in "Selected Financial and Operating Data" and the financial statements and related notes included in this offering circular. We have prepared the financial statements and related notes in accordance with IAS which differ in certain respects from Greek GAAP and U.S. GAAP. For a summary of significant differences between IAS and Greek GAAP and between IAS and U.S. GAAP that are relevant to our financial statements, you should read note 36 and note 37 to the audited consolidated financial statements. Our auditors, Arthur Andersen, have qualified their audit report with respect to the IAS financial statements included in this offering circular as to the sufficiency of detail of our fixed asset register, which precluded them from performing certain audit tests, and the absence of provisions in our financial statements, prior to 2000, for pensions and social security liabilities. You should read the "Independent Auditors' Report" included elsewhere in this offering circular for more information.

Overview

Tariffs, regulation and competition

Almost all of our revenue comes from electricity sales. The price of electricity has historically been determined by the Greek government through its setting of tariffs. Our revenues have therefore been dependent on the demand for electricity and the electricity tariffs we are required to charge. Since the enactment of the Liberalisation Law, the Minister of Development, acting on the RAE's recommendation, must approve all electricity tariffs, other than those charged by suppliers to Eligible Customers. However, for so long as we supply at least 70% of the Eligible Customer market, the Ministry of Development will continue to set the maximum electricity tariff that we may charge to Eligible Customers. You should read "Our Business—The Greek electricity market under the new regulatory framework" for a more detailed discussion of Eligible Customers.

For the periods covered by the financial statements included in this offering circular, our revenues from electricity sales consist of usage charges paid by each customer based upon the amount of electricity actually consumed at the electricity tariffs charged and the level of service required (either low, medium or high voltage). In the future, we expect our revenues from electricity sales to consist also of tariffs charged to all electricity suppliers who will use our distribution network to supply electricity to their customers. In addition, we will be receiving payments from the HTSO under the Transmission Control Agreement in our capacity as owner of the interconnected transmission system. However, for as long as there is an absence of meaningful competition in the electricity market in Greece, we do not expect these revenues to have a significant effect on our results.

In addition, as the incumbent electricity provider in Greece, we are subject to public service obligations which may not be imposed on prospective competitors. For example, we are required under the Liberalisation Law to supply electricity to all customers who are not supplied by anyone else as well as to supply electricity on the autonomous islands at the same tariffs as in the interconnected system. Our public service obligations also consist of an obligation to supply agricultural customers at low tariffs, obligations to provide irrigation water from our hydroelectric reservoirs and an obligation to buy electricity generated from renewable resources. Under the Liberalisation Law, a special account established by the RAE and administered by the HTSO will provide limited compensation for the provision of public service obligations, from which the HTSO will make payments to all entities within the Greek electricity industry responsible for meeting public service obligations. We will only receive compensation from this account, as administered by the HTSO, to the extent there are competitors and only in proportion to our public service obligations compared with the public service obligations of our competitors. We do not expect the full cost of our public service obligations to be covered by compensation provided by the special account administered by the HTSO or through passing the relevant cost to the customers through the tariffs, even if approved by the European Union. The Minister of National Economy has indicated the Hellenic Republic's intention to compensate us for some of the costs related to public service obligations in an amount of GRD 55 billion (€ 161 million) per year. The first of these payments is scheduled to take place in 2002 and the payments will cease in 2004 or earlier if an alternative mechanism for compensation is put into place. These payments are subject to compliance by the Hellenic Republic with Greek and European Union law. You should read "Regulation of the Greek Electricity Sector—Tariffs" for a more detailed discussion of tariffs and public service obligations.

Except as described below, electricity tariffs were increased by 3% for all customers in July 1998 and in September 2000, and by between 3.5% and 5% in July 2001. Tariffs for residential customers decreased by 7.5% in December 1999. We sell electricity to two large customers, Aluminium and the state-owned Larco at heavily discounted tariffs. These customers accounted for 8% of electricity sold and for 3% of our revenues in the year ended 31st December, 2000. We expect to continue to sell to them under the same terms over the next few years. We are currently involved in arbitration proceedings with Aluminium regarding the price at which we sell to them and are claiming an increase in this price. You should read "Relationship with the Selling Shareholder" and "Our Business—Distribution" for a more detailed discussion on these customers.

The Minister of Development, upon the recommendation of the RAE, is considering a new tariff framework that we expect to take effect in the near future. The last two tariff increases, which occured in September 2000 and July 2001, respectively, have been broadly in line with inflation. The Minister of Development has recently made a statement indicating the criteria under which tariffs will be set in the near term. As a result, we expect that electricity tariffs will increase broadly in line with inflation and result in increases in our revenues. You should read "Regulation of the Greek Electricity Sector—Tariffs" for a more detailed discussion on tariffs.

The regulatory framework for the Greek electricity industry has changed significantly over the past year as a result of European Union and Greek government measures designed to increase competition in the electricity market. These changes will have a number of significant effects on our business, such as increasing competition when tariffs are further increased. We do not believe that, under the current tariff regime, we will face any significant competition in the Greek electricity market. You should read "Our Business" and "Regulation of the Greek Electricity Sector" for a more detailed discussion of these changes.

Economic background

Inflation in Greece was 4.5% in 1998, 2.1% in 1999 and 2.9% in 2000.

During the past decade, economic growth in Greece has been higher than the average for the European Union. From 1998 to 2000, Greece's real gross domestic product grew at an average annual rate of approximately 4%, as compared with an average annual rate of approximately 3% for the European Union. Growth in electricity demand in Greece has generally exceeded growth in gross domestic product. This is due principally to the significantly lower level of electricity consumption in Greece when compared to the EU average and reflects the tendency to converge to the EU average.

Interest rates in Greece have declined significantly over the period covered by the financial statements included in this offering circular, driven by Greece's entry into EMU on 1st January, 2001. Market long-term rates in Greece for Greek government bonds declined from an average of 8.5% in 1998 to an average of 5.4% in June 2001. Short-term rates for six-month ATHIBOR declined from an annualised average of 12.7% in 1998 to an annualised average of 4.3% in June 2001. The official discount rate of the Bank of Greece decreased from 11.9% on 1st January, 1998 to approximately 5.5% on 30th June, 2001. As of 1st January, 2001, Greece's monetary policy is set by the European Central Bank.

Asset Revaluation

Earlier this year, we engaged American Appraisal (Hellas) Limited ("American Appraisal") to value our fixed assets in order to reflect their fair market value as at 31st December, 2000. American Appraisal issued a report in September 2001, a summary of which is contained in the Appendix to this offering circular, setting out the criteria used to derive the fair market value of our fixed assets. We are in the process of revaluing our fixed assets, however, the fixed asset values in our audited consolidated financial statements included in this offering circular for the year ended 31st December, 2000 do not reflect the fair market value of such assets as established in the American Appraisal valuation. This is because we have not yet completed our fixed asset register, which we intend to complete by December 2002 and which will contain a comprehensive list as well as the fair market value of our fixed assets.

Once this is completed, and as allowed under Greek law, we intend to incorporate the results of our revaluation into our financial statements as at and for the year ended 31st December, 2002, which, according to law, will be the end of our first financial year as a *société anonyme* further to completion of the fixed asset register. Because the results of this revaluation will not be incorporated into our financial statements as at and for the year ended 31st December, 2001, a note providing illustrative information will be included for that financial year and also for interim financial statements for the financial year 2002.

The IAS financial statements presented herein include illustrative financial information, for the purposes of providing the reader with a better understanding of the impact that a revaluation of our fixed assets recorded for the year ended 31st December, 2000, using American Appraisal's valuation of our fixed assets, would have had on our equity and statements of operations. You should also read note 12 to the audited consolidated financial statements for an illustration of the effect the revaluation would have on our equity and statements of operations under the assumption that this revaluation had been recorded in the financial year ended 31st December, 2000.

Business Units

Prior to 2001, we managed our operations on an integrated basis, without separate identifiable business units. As part of our transformation into a *société anonyme*, effective on 1st January, 2001, in order to compete more effectively in a liberalised market, and in accordance with EU Directives and Greek law, we are implementing a new organisational and management structure which more closely reflects our core business operations. This structure is intended to improve the performance of our four business units—Generation, Transmission, Distribution and Mining. Each business unit is now responsible for controlling its own costs and achieving its own operating targets. We have no separately reportable segments for 1998, 1999 and 2000 as we previously have not accounted for our business in that manner. We will be presenting segment information, as required under IAS, for each of the Generation, Transmission and Distribution business units in the financial statements for the year commencing 1st January, 2002, the first period for which segmental information will be available, and subsequent periods. We expect that our mining activities will be accounted for as a cost of the Generation business unit in our accounting segment information. Revenues for the Generation business unit will be generated through internal transfer pricing arrangements with our Distribution business unit. Revenues for the Transmission business unit will consist of payments from the HTSO under the Transmission Control Agreement in our capacity as owner of the interconnected transmission system. Revenues for the Distribution business unit will consist of sales of electricity as well as tariffs charged to all electricity suppliers who will use our distribution network to supply electricity to their customers.

Revenue Recognition

For the periods covered by the financial statements included in this offering circular, almost all of our revenues came from electricity sales. The remaining balance of our revenues are from insignificant sales of lignite bricquets and dried lignite, ash and steam to industrial customers in Greece and receive commissions from the municipal and governmental authorities for the collection of municipal, public television and radio duties. These sales and commissions accounted for approximately 1% of our total revenues for the six months ended 30th June, 2001.

Our revenues from electricity sales consist of usage charges paid by each customer based upon the amount of electricity actually consumed at the electricity tariffs charged and the level of service required (either low, medium or high voltage). For large consumption customers, meters are read and bills are issued on a monthly basis. Metering the consumption of small- and medium-sized customers takes place every four months. However, bills are issued to these customers every two months and are based on the actual meter reading or an estimation of consumption based on previous usage. Connection fees are not recognised as revenues but instead considered a customer's contribution to the costs of our assets (such as meters and cables) which is amortised over the related assets' useful life.

Revenues from electricity sales are recognised on an accrual basis.

Internal Control

We are currently reviewing our internal control systems (which require changes to bring them in line with international standards) in order to improve transparency and decision making procedures.

Results of operations—overview

Solely for the convenience of the reader, drachma amounts have been translated into euro at the rate of € 1 = GRD 340.75, the conversion rate fixed on 20th June, 2000. You should be aware that drachma amounts presented in this offering circular for periods prior to 20th June, 2000 have been translated into euro assuming the same conversion rate of € 1 = GRD 340.75.

The following table shows certain financial data from our statements of operations for the years ended 31st December, 1998, 1999 and 2000 and for the six months ended 30th June, 2000 and 2001:

	Year ended 31st December,			Six months ended 30th June,	
	1998	1999	2000	2000	2001
			(GRD million)		
Revenues:	848,842	906,246	977,327	477,396	501,883
Expenses:					
Payroll cost	217,287	231,837	233,396	118,259	122,642
Pension deficit	43,056	45,751	—	—	—
Fossil fuel	128,463	130,209	138,696	68,072	66,100
Liquid fuel	103,791	109,532	165,479	67,179	68,305
Natural gas	18,171	38,135	93,610	38,439	53,499
Depreciation and amortisation	53,499	60,629	73,041	30,757	38,795
Impairment loss	—	—	14,774	—	—
Utilities and maintenance	19,210	24,121	27,015	12,458	10,758
Materials and consumables	19,460	22,381	23,900	13,238	12,808
Energy purchases	15,878	5,854	10,673	3,034	14,297
Third party fees	3,467	4,382	6,167	2,111	3,352
Taxes and duties	4,609	4,976	5,239	2,684	3,632
Provisions	5,840	10,465	7,760	3,818	4,148
Other expenses	14,838	14,780	24,439	16,300	6,883
Cost of energy sold	647,569	703,052	824,189	376,349	405,219
Profit from operations	201,273	203,194	153,138	101,047	96,664
Financial expenses	(167,004)	(131,871)	(114,833)	(56,461)	(48,240)
Financial income	12,915	15,362	11,427	5,707	2,950
Foreign currency losses	(51,350)	(68,593)	(32,596)	(23,408)	(4,311)
Other income (expense)	9,238	12,714	5,235	5,489	2,177
Profit (loss) before tax	5,072	30,806	22,371	32,374	49,240
Provision for income taxes (current)	(6,070)	(9,035)	(13,901)	(8,842)	(13,707)
Profit (loss) after tax	(998)	21,771	8,470	23,532	35,533

The following table shows certain financial data from our statements of operations for the years ended 31st December, 1998, 1999 and 2000 and for the six months ended 30th June, 2000 and 2001, expressed in each case as a percentage of revenues:(1)

	Year ended 31st December,			Six months ended 30th June,	
	1998	1999	2000	2000	2001
	(percentage)				
Expenses:					
Payroll cost	25.5	25.5	23.8	24.7	24.4
Pension deficit	5.0	5.0	—	—	—
Fossil fuel	15.1	14.3	14.1	14.2	13.1
Liquid fuel	12.2	12.0	17.0	14.0	13.6
Natural gas	2.1	4.2	9.5	8.0	10.6
Depreciation and amortisation	6.3	6.7	7.4	6.4	7.7
Utilities and maintenance	2.2	2.6	2.7	2.6	2.1
Materials and consumables	2.2	2.4	2.4	2.7	2.5
Energy purchases	1.8	0.6	1.0	0.6	2.8
Third party fees	0.4	0.4	0.6	0.4	0.6
Taxes and duties	0.5	0.5	0.5	0.6	0.7
Provisions	0.7	1.2	0.8	0.8	0.8
Other expenses	1.7	1.6	2.5	3.4	1.3
Cost of energy sold	76.2	77.5	84.3	78.8	80.7
Profit from operations	23.7	22.4	15.6	21.1	19.2
Financial expenses	19.7	14.5	11.7	11.8	9.6
Financial income	1.5	1.6	1.2	1.2	0.6
Foreign currency losses	6.0	7.5	3.3	4.9	0.8
Other income (expense)	1.0	1.4	0.5	1.1	0.4
Profit (loss) before tax	0.6	3.3	2.2	6.7	9.8
Provision for income taxes (current)	0.7	0.9	1.4	1.8	2.7
Profit (loss) after tax	—	2.4	0.8	4.9	7.0
Revenues	100	100	100	100	100

(1) Individual ratios may not sum to total due to rounding.

Results of operations for the six-month periods ended 30th June, 2000 and 2001

Revenues

The following table shows the different sources of our revenues for the six-month periods ended 30th June, 2000 and 2001:

	Six months ended 30th June,	
	2000	2001
	(GRD million)	
Revenues:		
Revenue from energy sales	472,087	496,240
Other[(1)]	5,309	5,643
Total revenues	477,396	501,883

(1) Other revenues include sales of lignite bricquets and dried lignite, ash and steam to industrial customers in Greece as well as commissions received from the municipal and governmental authorities for the collection of municipal, public television and radio duties.

Total revenues increased from GRD 477,396 million (€ 1,401.0 million) for the first six months of 2000 to GRD 501,883 million (€ 1,472.8 million) for the same period in 2001, an increase of GRD 24,487 million (€ 71.8 million), or 5.1%. This increase was attributable to higher volume of sales as well as a 3% increase in tariffs for all customers, except for Larco and Aluminium, in September 2000.

Expenses

The table below shows a breakdown of our expenses for each of the following periods:

	Six months ended 30th June,	
	2000	2001
	(GRD million)	
Expenses:		
Payroll cost	118,259	122,642
Fossil fuel	68,072	66,100
Liquid fuel	67,179	68,305
Natural gas	38,439	53,499
Depreciation and amortisation	30,757	38,795
Utilities and maintenance	12,458	10,758
Materials and consumables	13,238	12,808
Energy purchases	3,034	14,297
Third party fees	2,111	3,352
Taxes and duties	2,684	3,632
Provisions	3,818	4,148
Other expenses	16,300	6,883
Total expenses	376,349	405,219

Expenses increased from GRD 376,349 million (€ 1,104.4 million) for the first six months of 2000 to GRD 405,219 million (€ 1,189.1 million) for the same period in 2001, an increase of GRD 28,870 million (€ 84.7 million), or 7.6%. The increase in costs was due principally to an increase in both volume (9.8%) and price (26.8%) of natural gas, amounting to GRD 15,060 million (€ 44.1 million) over this period. The increase in the volume of natural gas was due to the increased operation of our gas-fired power stations as a result of lower rainfalls during this period which led to lower power output from our hydroelectric power stations. In addition, our gas-fired power station in Lavrio became fully operational during this period. Energy purchases also increased by GRD 11,263 million (€ 33.0 million), or 371.2%, primarily through imports to take advantage of the lower cost electricity imports during a period of high fuel prices.

The increase in expenses was also attributable to an increase in payroll cost of GRD 4,383 million (€ 12.8 million) over the same period, as a result of an approximately 6% increase in employees'

wages, pursuant to our collective bargaining agreement with the General Federation of PPC Employees ("GENOP"). The increase in payroll cost over this period was partially offset by a decrease in employee numbers of approximately 3.8%. Payroll cost consists of wages and employee benefits for all of our employees, except for the employees of our Mining business unit, whose payroll cost are accounted for in the cost of fossil fuel production, and certain employees involved in the construction of fixed assets, whose payroll cost is capitalised. For the six months ended 30th June, 2001, payroll cost reflected in our statements of operations represented 67.0% of total payroll cost, as compared with 66.2% for the same period in 2000. The following table shows our total payroll cost less capitalisation of payroll to fixed assets, payroll included in fossil fuel production and payroll cost of the PIO, which is subsequently refunded by the Hellenic Republic:

	Six months ended 30th June,	
	2000	2001
	(GRD million)	
Total payroll cost	178,550	182,901
Less:		
—Capitalisation of payroll to fixed assets	(20,916)	(20,204)
—Payroll cost included in fossil fuel production	(36,012)	(36,099)
—Payroll of the PIO	(3,363)	(3,956)
Payroll cost per statement of operations	118,259	122,642

Depreciation and amortisation increased from GRD 30,757 million (€ 90.2 million) for the first six months of 2000 to GRD 38,795 million (€ 113.8 million) for the same period in 2001, an increase of GRD 8,038 million (€ 23.5 million), or 26.1%. This increase was attributable principally to assets acquired or entering service in late 2000 and first half of 2001, particularly new machinery, buildings and assets for our mines. Under IAS, depreciation of an asset is calculated on a straight line basis at rates that are substantially equivalent to the average rates of the estimated economic useful life of the asset. The amounts discussed do not include amortisation of deferred subsidy income and depreciation included in fossil fuel production cost. You should read note 32 and note 12 to the audited consolidated financial statements for more information on these charges.

Other expenses decreased from GRD 16,300 million (€ 47.8 million) for the first six months of 2000 to GRD 6,883 million (€ 20.2 million) for the same period in 2001, a decrease of GRD 9,417 million (€ 27.6 million), or 57.7%, reflecting primarily a write-off of VAT claims in 2000.

Profit from operations

Profit from operations decreased from GRD 101,047 million (€ 296.5 million) for the first six months of 2000 to GRD 96,664 million (€ 283.6 million) for the same period in 2001, a decrease of GRD 4,383 million (€ 12.8 million), or 4.3%, principally due to higher natural gas costs and lower hydroelectric output which caused us to rely more on electricity imports.

Financial expense

Financial expense consists primarily of interest charged on our borrowings, principally for capital expenditure for the expansion and upgrading of our generation, transmission and distribution capabilities. Financial expense decreased from GRD 56,461 million (€ 165.6 million) for the first six months in 2000 to GRD 48,240 million (€ 141.5 million) for the same period in 2001, a decrease of GRD 8,221 million (€ 24.1 million), or 14.6%, due to lower average interest rates for the period. Our total debt increased by 10% from GRD 1,642 billion (€ 4.82 billion) at 30th June, 2000 to GRD 1,806 billion (€ 5.3 billion) at 30th June, 2001 as a result of increased borrowings during this period for capital expenditure.

Financial income

Financial income consists of interest on our time deposits, interest on government bonds issued to us by the Hellenic Republic and penalties for late payments by our customers. Financial income decreased from GRD 5,707 million (€ 16.7 million) for the first six months in 2000 to GRD 2,950 million

(€ 8.6 million) for the same period in 2001, a decrease of GRD 2,757 million (€ 8.0 million), or 48.3%. This decrease was attributable principally to lower interest rates on time deposits and financial penalties, as well as lower amounts in time deposits during this period.

Foreign currency losses

Foreign currency losses are associated with borrowings denominated in currencies other than the Greek drachma or the euro, subsequent to 1st January, 2001, and losses associated with the depreciation of the euro against those currencies. In addition, foreign currency losses are associated with agreements we enter into with foreign suppliers with respect to purchase of equipment. These purchases are mainly denominated in U.S. dollars and Swiss francs. We are also subject to exchange rate exposure for liquid fuel purchases since these purchases are denominated in U.S. dollars. Foreign currency losses decreased from GRD 23,408 million (€ 68.6 million) for the first six months in 2000 to GRD 4,311 million (€ 12.6 million) for the first six months in 2001, a decrease of GRD 19,097 million (€ 56.0 million) or 81.6%, mainly as a result of Greece's entry into EMU.

Other income (expense)

Other income consists principally of disposal of fixed assets, governmental subsidies in respect of employee training and development costs, disposal of securities and materials and payments by contractors under penalty clauses. Other income decreased from GRD 5,489 million (€ 16.1 million) for the first six months of 2000 to GRD 2,177 million (€ 6.3 million) for the same period in 2001, a decrease of GRD 3,312 million (€ 9.7 million), or 60.3%. This decrease was due primarily to increased expenses which more than offset higher payments by contractors under penalty clauses. You should read note 35 to the audited consolidated financial statements for more information on other income.

Income taxes

The following table shows a breakdown of our income taxes for the periods indicated:

	Six months ended 30th June,	
	2000	**2001**
	(GRD million)	
Income taxes:		
Current income taxes	11,831	18,932
Deferred income taxes	(2,989)	(5,225)
Total provision for income taxes	8,842	13,707

We recorded a total tax provision of GRD 13,707 million (€ 40 million) in the first six months of 2001 as compared with GRD 8,842 million (€ 25.9 million) for the same period in 2000, an increase of 55.0% reflecting higher profit before tax. Under Greek law, we are subject to an income tax rate of 35%. Following the admission of our shares on the ASE pursuant to the Greek offering, we will be subject to the same income tax rate. Our effective tax rate for the six months ended 30th June, 2001 and 2000 was approximately 27%. The main reason for the effective tax rate being lower than the statutory rate is primarily high non-taxable profits which more than offset non-tax deductible expenses.

Profit after tax

Profit after tax increased from GRD 23,532 million (€ 69.0 million) in 2000 to GRD 35,533 million (€ 104.2 million) in 2001, an increase of GRD 12,001 million (€ 35.2 million), or 51%. This increase was due principally to an increase in operating income and lower foreign currency losses.

Results of operations for the years ended 31st December, 1998, 1999 and 2000

Revenues

The following table shows the different sources of our revenues for the years ended 31st December, 1998, 1999 and 2000:

	Year ended 31st December,		
	1998	1999	2000
		(GRD million)	
Revenues:			
Revenue from energy sales	839,980	897,054	966,285
Other[(1)]	8,862	9,192	11,042
Total revenues	848,842	906,246	977,327

(1) Other revenues include sales of lignite bricquets and dried lignite, ash and steam to industrial customers in Greece as well as commissions received from the municipal and governmental authorities for the collection of municipal, public television and radio duties.

2000 compared with 1999. Total revenues increased from GRD 906,246 million (€ 2,659.5 million) in 1999 to GRD 977,327 million (€ 2,868.1 million) in 2000, an increase of GRD 71,081 million (€ 208.6 million), or 7.8%, due to higher volumes of sales and a 3% increase in tariffs for all customers, except for Larco and Aluminium, in September 2000.

1999 compared with 1998. Total revenues increased from GRD 848,842 million (€ 2,491.0 million) in 1998 to GRD 906,246 million (€ 2,659.5 million) in 1999, an increase of GRD 57,404 million (€ 168.4 million), or 6.8%, due to higher volumes of sales and a 3% increase in tariffs for all customers, except for Larco and Aluminium, in July 1998.

Expenses

The following table shows a breakdown of our expenses for each of the following years:

	Year ended 31st December,		
	1998	1999	2000
		(GRD million)	
Expenses:			
Payroll cost	217,287	231,837	233,396
Pension deficit	43,056	45,751	—
Fossil fuel	128,463	130,209	138,696
Liquid fuel	103,791	109,532	165,479
Natural gas	18,171	38,135	93,610
Depreciation and amortisation	53,499	60,629	73,041
Impairment loss	0	0	14,774
Utilities and maintenance	19,210	24,121	27,015
Materials and consumables	19,460	22,381	23,900
Energy purchases	15,878	5,854	10,673
Third party fees	3,467	4,382	6,167
Taxes and duties	4,609	4,976	5,239
Provisions	5,840	10,465	7,760
Other expenses	14,838	14,780	24,439
Total expenses	647,569	703,052	824,189

2000 compared with 1999. Expenses increased from GRD 703,052 million (€ 2,063.2 million) in 1999 to GRD 824,189 million (€ 2,418.7 million) in 2000, an increase of GRD 121,137 million (€ 355.5 million) or 17.2%. Fuel costs (liquid fuel and natural gas) in 2000 increased by GRD 111,422 million (€ 326.9 million) or 75.4%, as compared with 1999 as a result of an increase in fuel oil prices in 2000. This increase was principally due to an increase in heavy fuel oil price (57%) and an increase in both volume (44.3%) and price (70.1%) of natural gas purchased. The increase in the volume of gas was

mainly due to the commencement of operations of one unit of our gas-fired power station in Lavrio. Energy purchases increased from GRD 5,854 million (€ 17.1 million) to GRD 10,673 million (€ 31.3 million), an increase of GRD 4,819 million (€ 14.1 million) or 82.3%, primarily to meet demand and to take advantage of the lower cost electricity imports during a period of high fuel prices.

We recorded an impairment loss for an amount of GRD 14,774 million (€ 43.3 million) for the first time in 2000 relating to our hydroelectric power stations. This loss reflects the determination of management that certain assets had suffered permanent impairment following the valuation of the fixed assets conducted by American Appraisal.

The increase in expenses was partially offset by the elimination of pension deficit expenses following the creation of the Personnel Insurance Organisation, (the "PIO"). As of 1st January, 2000, the PIO took over our responsibilities for meeting liabilities in respect of pensions, healthcare for our employees and pensioners, and other social security expenses. The pension deficit for 1999 was GRD 45,751 million (€ 134.2 million). In 2000, payroll cost increased from GRD 231,837 million (€ 680.3 million) for 1999 to GRD 233,396 million (€ 684.9 million) for 2000, an increase of GRD 1,559 million (€ 4.5 million), or 0.67%. This increase was the result of an approximately 6% increase in employees' wages, pursuant to our collective agreement with GENOP, which more than offset a 2.8% reduction in our number of employees over the same period. For the year ended 31st December, 2000, payroll cost reflected in our statements of operations represented 65.8% of total payroll cost, as compared with 67.8% for the year ended 31st December, 1999. The following table shows our total payroll cost less capitalisation of payroll to fixed assets, payroll included in fossil fuel production and payroll cost of the PIO, which is subsequently refunded by the Hellenic Republic:

	Year ended 31st December,		
	1998	1999	2000
		(GRD million)	
Total payroll cost	321,620	341,645	354,484
Less:			
—Capitalisation of payroll to fixed assets	(38,941)	(40,645)	(41,617)
—Payroll cost included in fossil fuel production	(65,392)	(69,163)	(72,349)
—Payroll of the PIO	—	—	(7,122)
Payroll cost per statement of operations	217,287	231,837	233,396

Other expenses increased by GRD 14,780 million (€ 43.3 million) in 1999 to GRD 24,439 million (€ 71.7 million) in 2000, an increase of GRD 9,659 million (€ 28.3 million), or 65.3%, primarily due to a provision for settlement of a VAT claim.

Depreciation and amortisation increased from GRD 60,629 million (€ 177.9 million) in 1999 to GRD 73,041 million (€ 214.3 million) in 2000, an increase of GRD 12,412 million (€ 36.4 million), or 20.4%, principally as a result of additional fixed assets entering service in 2000, particularly mines and machinery. The amounts discussed do not include amortisation of deferred subsidy income and depreciation included in fossil fuel production cost. You should read note 32 and note 12 to the audited consolidated financial statements for more information on these charges.

1999 compared with 1998. Expenses increased from GRD 647,569 million (€ 1,900.4 million) in 1998 to GRD 703,052 million (€ 2,063.2 million) in 1999, an increase of GRD 55,483 million (€ 162.8 million), or 8.5%. Costs for natural gas increased by GRD 19,964 million (€ 58.5 million), or 109.8%, due principally to higher volumes resulting from increased operation of our gas-fired power stations. Electricity imports decreased by GRD 10,024 million (€ 29.4 million), or 63.1%, in 1999 as compared with 1998 mainly due to higher production from our hydroelectric power stations following increased rainfalls. Provisions increased by GRD 4,625 million (€ 13.5 million), or 79.1%, principally due to increased provisions for doubtful accounts compared with 1998. We make provisions for doubtful accounts on balances outstanding for more than 12 months for low voltage customers. For medium and high voltage customers, we make provisions for doubtful accounts on an individual basis for specific balances outstanding.

Utilities expenses increased from GRD 19,210 million (€ 56.3 million) in 1998 to GRD 24,121 million (€ 70.8 million) in 1999, an increase of GRD 4,911 million (€ 14.4 million), or 25.6%, due principally to high repair costs for our Lavrio complex in 1999.

Depreciation and amortisation increased from GRD 53,499 million (€ 157.0 million) in 1998 to GRD 60,629 million (€ 177.9 million) in 1999, an increase of GRD 7,130 million (€ 20.9 million), or 13.3%, principally as a result of additional fixed assets entering service in 1999, principally buildings and machinery. The amounts discussed do not include amortisation of deferred subsidy income and depreciation included in fossil fuel production cost. You should read note 32 and note 12 to the audited consolidated financial statements for more information on these charges.

Profit from operations

2000 compared with 1999. Profit from operations decreased from GRD 203,194 million (€ 596.3 million) in 1999 to GRD 153,138 million (€ 449.4 million) in 2000, a decrease of GRD 50,056 million (€ 146.8 million), or 24.6%. This decrease was attributable principally to higher fuel costs, increased depreciation and the impairment loss for 2000, which more than offset higher revenues and the elimination of pension liability payments.

1999 compared with 1998. Profit from operations increased from GRD 201,273 million (€ 590.6 million) in 1998 to GRD 203,194 million (€ 596.3 million) in 1999, an increase of GRD 1,921 million (€ 5.6 million), or 1.0%. This increase was attributable principally to higher revenues as a result of increased electricity demand.

Financial expense

2000 compared with 1999. Financial expense declined from GRD 131,871 million (€ 387.0 million) in 1999 to GRD 114,833 million (€ 337.0 million) in 2000, a decrease of GRD 17,038 million (€ 50.0 million), or 12.9%. This decrease was attributable mainly to reduced interest rates. Notwithstanding the decrease in interest rates, our total debt increased by 9.7% from GRD 1,591 billion (€ 4.7 billion) at 31st December, 1999 to GRD 1,746 billion (€ 5.1 billion) at 31st December, 2000 due to increased borrowings for capital expenditure.

1999 compared with 1998. Financial expense decreased from GRD 167,004 million (€ 490.1 million) in 1998 to GRD 131,871 million (€ 387.0 million) in 1999, a decrease of GRD 35,133 million (€ 103.1 million), or 21%. This decrease was attributable principally to lower interest rates. Our total debt increased by 6.9%, from GRD 1,488 billion (€ 4.3 billion) at 31st December, 1998 to GRD 1,591 billion (€ 4.7 billion) at 31st December, 1999 due to increased borrowings for capital expenditure.

Financial income

2000 compared with 1999. Financial income decreased from GRD 15,362 million (€ 45.0 million) in 1999 to GRD 11,427 million (€ 33.5 million) in 2000, a decrease of GRD 3,935 million (€ 11.5 million), or 25.6%. This decrease was attributable mainly to lower interest rates during this period and lower amounts in time deposits.

1999 compared with 1998. Financial income increased from GRD 12,915 million (€ 37.9 million) in 1998 to GRD 15,362 million (€ 45.0 million) in 1999, an increase of GRD 2,447 million (€ 7.1 million), or 18.9%. This increase was attributable principally to higher amounts in time deposits.

Foreign currency losses

Foreign currency losses decreased from GRD 68,593 million (€ 201.3 million) in 1999 to GRD 32,596 million (€ 95.6 million) in 2000, a decrease of GRD 35,997 million (€ 105.6 million), or 52.5%. This decrease was attributable principally to lower depreciation of the Greek drachma against the currencies to which we have foreign currency exposure. From 1998 to 1999, foreign currency losses increased from GRD 51,350 million (€ 150.6 million) to GRD 68,593 million (€ 201.3 million), an increase of GRD 17,243 million (€ 50.6 million), or 33.5%, due to increased appreciation of the foreign currencies in which we borrow against the Greek drachma.

Other income (expense)

Other income decreased from GRD 12,714 million (€ 37.3 million) in 1999 to GRD 5,235 million (€ 15.3 million) in 2000, a decrease of GRD 7,479 million (€ 21.9 million), or 58.8%. This decrease

was due primarily to a tax relating to the statutory revaluation of our fixed assets in 2000. Other income increased from GRD 9,238 million (€ 27.1 million) in 1998 to GRD 12,714 million (€ 37.3 million) in 1999, an increase of GRD 3,476 million (€ 10.2 million), or 37.6%. This increase was due primarily to increased disposal of fixed assets and higher sales of securities and materials. You should read note 35 to our audited consolidated financial statements for a more detailed discussion on other income.

Income taxes

The following table shows a breakdown of our income taxes for the periods indicated:

	Year ended 31st December,		
	1998	1999	2000
	(GRD million)		
Income taxes:			
Current income taxes	4,307	8,443	11,966
Deferred tax charge	1,763	592	1,935
Total provision for income taxes	6,070	9,035	13,901

2000 compared with 1999. We recorded a total tax provision of GRD 13,901 million (€ 40.7 million) in 2000, as compared with GRD 9,035 million (€ 26.5 million) in 1999, an increase of GRD 4,866 million (€ 14.2 million), or 53.8%. The applicable tax rate during this period was 35% and our effective tax rate for 2000 was 62.1%. The main reason for the effective tax rate being higher than the statutory rate is primarily high non-deductible expenses, such as tax assessments and penalties which more than offset non-taxable profits.

1999 compared with 1998. We recorded an income tax provision of GRD 9,035 million (€ 26.5 million) in 1999, as compared with GRD 6,070 million (€ 17.8 million) in 1998, an increase of GRD 2,965 million (€ 8.7 million), or 48.8%, due to higher profits in 1999. The applicable tax rate during this period was 35% and our effective tax rate for 1999 was 29.3% The main reason for effective tax rate being lower than the statutory tax rate is primarily high non-taxable profits, such as income from government bonds and interest on bank deposits which more than offset non-tax deductible expenses. Our effective tax rate for 1998 was 119%, as a result mainly of adjustments made in our financial statements to reflect changes in taxable income resulting from the adoption of Greek GAAP and IAS in 2000.

Profit after tax

2000 compared with 1999. Profit after tax decreased from GRD 21,771 million (€ 63.8 million) in 1999 to GRD 8,470 million (€ 24.9 million) in 2000, a decrease of GRD 13,301 million (€ 39 million), or 61%. This decrease was due principally to higher fuel costs and the impairment loss for 2000, which more than offset the elimination of pension payments.

1999 compared with 1998. Profit after tax increased to GRD 21,771 million (€ 63.8 million) in 1999, as compared with a loss of GRD 998 million (€ 2.9 million) in 1998. This increase was due principally to an increase in operating revenues and a decrease in financial expenses.

Illustrative Information—Potential Impact of the fixed assets revaluation

Our audited consolidated financial statements include an illustration of the effect that a revaluation of our fixed assets recorded for the year ending 31st December, 2000, using American Appraisal's valuation would have on our equity and statements of operations. You should read note 12 to our financial statements for a more detailed discussion on this illustrative information which has been prepared in accordance with IAS. The following table shows our total assets depreciation and

amortisation, profit before tax and profit after tax for the year ended 31st December, 2000 on both a historical basis, as reflected in the audited consolidated financial statements and according to the illustrative information shown in note 12 to the audited consolidated financial statements:

	Year ended 31st December, 2000	
	Historical basis	Illustrative information
	(GRD million)	
Balance Sheet Data:		
Assets	2,557,393	3,547,762
Statements of Operations Data:		
Depreciation and amortisation	73,041	151,132
Profit (loss) before tax	22,371	(55,720)
Provision for income tax	(13,901)	(13,901)
Profit (loss) after tax	8,470	(69,621)

According to the illustrative information shown in note 12 to the audited consolidated financial statements, assets for the year ended 31st December, 2000 would have been GRD 3,548 billion (€ 10.41 billion) as compared with GRD 2,557 billion (€ 7.50 billion) on a historical basis, as reflected in the audited consolidated financial statements for the same period. Depreciation and amortisation for the year ended 31st December, 2000 was GRD 151,132 million (€ 443.5 million) as compared with GRD 73,041 million (€ 214.3 million) on a historical basis, as reflected in the audited consolidated financial statements for the same period. The increase in depreciation and amortisation charges reflects the higher value of fixed assets. Loss before tax for the same year would have been GRD 55,720 million (€ 163.5 million) as compared with profit after tax of GRD 22,371 million (€ 65.6 million) on a historical basis, as reflected in the audited consolidated financial statements due to increased depreciation and amortisation resulting from higher fixed asset values. Loss after tax for the year ended 2000 would have been GRD 69,621 million (€ 204.3 million) as compared with a profit after tax of GRD 8,470 million (€ 24.9 million) on a historical basis, as reflected in the audited consolidated financial statements, for the same period, due to increased depreciation and amortisation resulting from higher fixed asset values.

The Minister of Finance has recently confirmed that the increased depreciation charges resulting from higher fixed asset values are fully deductible for tax purposes. However, as the exact application and extent of such deductibility remains to be determined, the related tax effect has not been reflected, on an illustrative basis, in the provision for income tax.

Recent developments

In addition to our core electricity operations, we are implementing a plan to diversify into the telecommunications industry, where we intend to take advantage of our extensive electricity transmission and distribution network, service infrastructure as well as our retail outlets and, subject to the provisions of the applicable laws, our customer database. In this respect, we established PPC Telecommunications, a wholly-owned subsidiary in October 2000. PPC Telecommunications formed Evergy together with NBG Greek Fund Limited, Alpha Ventures SA and General Bank of Greece which participated in an auction in Greece for the Fixed Wireless Access Licences held in December 2000. On 6th December, 2000, Evergy was awarded a fixed wireless LMDS licence in Greece for the installation, operation and exploitation of a public fixed wireless telecommunications network and the provision of fixed wireless telecommunication services in Greece. This licence cost GRD 3.01 billion (€ 11.7 million). PPC Telecommunications currently holds a 9.9% participation in Evergy. In April 2001, PPC Telecommunications has submitted an application for obtaining a licence for the installation of fixed line telecommunications network and the provision of fixed line voice telephony services. The application is already approved by the National Telecommunications and Post Commission and the licence is expected to be issued in the near future. PPC Telecommunications intends to transfer this licence to Evergy.

In August 2001, we, PPC Telecommunications and Evergy entered into a joint venture agreement with WIND, the shareholders of which are ENEL S.p.A., the Italian electricity company, and France

Telecom. The joint venture shall operate through a holding company to be incorporated in the Netherlands (the "Holding Company"), in which PPC Telecommunications will hold 50% minus one share, with an option, subject to certain financial results of Evergy, to acquire the majority of the shares after three years and WIND will hold 50% plus one share. The joint venture will pursue its activities in Greece through Evergy, which shall become a 100% subsidiary of the Holding Company. The current shareholders of Evergy have agreed to sell their interest in Evergy to the Holding Company. This transaction is subject to EU and Greek regulatory clearance. According to the business plan of the Holding Company, total debt and equity funding requirements are expected to reach a peak of GRD 109.0 billion (€ 320 million) after six years from the date of incorporation of the Holding Company. Our expected equity contribution to the share capital of the Holding Company will be within the range of GRD 24 billion (€ 70 million) to GRD 55 billion (€ 160 million) over this period). Our precise equity contribution within this range will depend on the level of debt financing which the Holding Company manages to obtain in the debt markets. We also plan to invest approximately GRD 10 billion (€ 30 million) in building a dark fibre optic network along our existing transmission and distribution lines. The fibre optic network will remain our property and shall be leased to Evergy for use on behalf of the Holding Company.

Liquidity and capital resources

Liquidity

Our primary source of liquidity is cash generated from operations. Net cash provided by operating activities for the first six months of 2001 was GRD 197,872 million (€ 580.7 million), compared with GRD 143,361 million (€ 420.7 million) for the same period in 2000. This increase was principally due to the reimbursement of GRD 105,800 million (€ 310.4 million) by the Hellenic Republic for amounts due from the PIO to us. It was also attributable to higher net income, higher depreciation and amortisation and lower interest payments. Net cash provided by operating activities was GRD 220,568 million (€ 647.3 million) in 2000, compared with GRD 238,710 million (€ 700.5 million) in 1999. This decrease was principally due to lower net income.

Net cash used in investing activities for the first six months of 2001 decreased by 4.5% compared with the same period in 2000, due to higher proceeds from subsidies and customers' contributions which more than offset increased capital expenditure relating to the development of our gas-fired power station in Komotini and our lignite-fired power station in Florina. Net cash used in investing activities was GRD 163,935 million (€ 481.1 million) in 1999 as compared to GRD 261,536 million (€ 767.5 million) in 2000. This increase was principally due to higher capital expenditure for property and equipment.

Net cash from financing activities increased significantly to GRD 10,698 million (€ 31.3 million) in the first six months of 2001, as compared with GRD (33,354 million) (€ (97.8 million)) for the same period in 2000, as a result of lower principal payments on long-term debt which more than offset a decrease in proceeds from long-term debt. Net cash from financing activities in 2000 was GRD 20,229 million (€ 59.3 million), an increase of GRD 89,035 million (€ 261.3 million) as compared with 1999. This increase was due principally to higher proceeds from long-term debt and lower long-term debt repayments.

As at 30th June, 2001, we held GRD 24,083 million (€ 70.6 million) in liquid assets, mainly shares and bonds. Our main equity interests comprise shares in National Bank of Greece with a market value of GRD 8,018 million (€ 23.5 million) and Heracles Cement S.A. with a market value of GRD 2,494 million (€ 7.31 million) as at 30th June, 2001.

As at 30th June, 2001, our fixed income investments portfolio included Greek government bonds with an outstanding balance of GRD 13,489 million (€ 39.5 million). These government bonds were issued to us in 1992 by the Hellenic Republic for a total of GRD 37,466 million (€ 109.9 million) in settlement of bills owed to us by certain state-owned companies. We sell these bonds to banks for short-term borrowings under repurchase agreements. As at 30th June, 2001 we had sold GRD 7,430 million (€ 21.8 million) out of the GRD 13,489 million (€ 39.5 million) outstanding balance of government bonds to two Greek banks.

Capital resources

As at 30th June, 2001, our outstanding long-term debt was GRD 1,607 billion (€ 4,718 million) and our short-term debt, including the current portion of long-term debt, was GRD 198,325 million (€ 582 million). Net financial expense totalled GRD 48,240 million (€ 141.5 million) for the six months ended 30th June, 2001.

We have entered into unsecured agreements with both domestic and international banks. Under certain loans, we would be in default if the Hellenic Republic ceased to hold 51% or more of our share capital. We have entered into a number of loan agreements with the European Investment Bank, which, as at 30th June, 2001 represented 14.5% of our total borrowings. These loans are guaranteed by the Hellenic Republic. We pay to the Hellenic Republic a commission in the range of 0.40% to 1% on the outstanding balance of the loans guaranteed.

As at 30th June, 2001, approximately 11% of our total debt was denominated in foreign currencies (not including the euro) and approximately 14.5% of our debt was guaranteed as to principal and interest by the Hellenic Republic. As at 30th June, 2001, approximately 69% of our total debt was linked to floating rates and approximately 31% was linked to fixed rates. We have entered into a number of interest rate swap agreements in order to hedge some of our floating interest rate exposure. You should read "Operating and Financial Review and Prospects—Quantitative and qualitative disclosures about market risk" for a discussion of those contracts. The average annual interest rate on our outstanding long-term debt as at 30th June, 2001 was approximately 5%.

Historically, we have not entered into any significant short term credit facilities to cover our working capital needs. However, our capital expenditures have been covered by borrowing. We expect our cash flow to be sufficient to meet current working capital commitments and part but not all of our capital expenditures. In the event we would need additional funds, we do not anticipate difficulties in obtaining credit facilities in the future.

Capital expenditures

The table below sets out the capital expenditures by type of asset for the periods indicated:

	Year ended 31st December,			Six months ended 30th June,	
	1998	1999	2000	2000	2001
			(GRD million)		
Land	37	2,322	1,175	208	1,052
Mines	348	16,093	10,708	1,974	11,317
Buildings	27,432	69,428	15,471	1,014	4,420
Machinery	141,530	188,760	158,847	40,278	47,551
Transportation	3,220	2,055	2,221	1,701	577
Furniture & equipment	4,541	5,985	5,025	2,418	1,322
Construction in progress, net	56,909	(58,159)	117,592	78,816	66,994
Total	234,017	226,484	311,039	126,409	133,233

Capital expenditures have remained high during recent years as a result of the need to upgrade the machinery used in our mines and generating stations, as well as to construct new generating facilities. These include environmental upgrades for our power stations. In addition, we have been systematically installing additional lines and substations in our distribution network throughout Greece to meet increased demand by existing and new clients.

Commitments

Although the actual amount of our capital expenditures in future periods will depend on various factors that cannot presently be foreseen, we expect to make capital expenditures of approximately GRD 320 billion (€ 939 million) in 2001. We expect to make slightly increased capital expenditures for 2002 and 2003, although our goal would be to reduce our capital expenditures by approximately 20% in 2004 compared to 2001 levels. The expenditures are scheduled to be primarily concentrated in the Generation business unit. We expect to fund our capital expenditures through cash flow from operations and by borrowing.

In the Generation business unit, we plan to ensure compliance of our power stations with environmental regulations or with new terms that could be imposed in our environmental permits. For example, we plan to install flue gas desulphurisation plants in our lignite-fired power stations in Megalopolis and Amynteon.

We do not currently expect to install any additional generating capacity beyond that which the new power stations at Komotini, Florina, Messochora, Linoperamata and Atherinolakkos will provide. In addition, the construction of certain hydroelectric power stations is currently under consideration. Accordingly, and under the assumption that new entrants will enter the electricity market and provide additional capacity in Greece, we do not expect to significantly increase our new capacity investments in Greece over the next few years. However, we will continue to re-evaluate our prospects for increasing our generating capacity on an annual basis, particularly in the event that new entrants do not start generating activities.

As the operator of the interconnected transmission system, the HTSO may require us to invest in this system to improve the efficiency and quality of the transmission system assets. We are generally required to undertake any improvements requested by the HTSO in respect of the interconnected transmission system and may be required to incur all expenses in connection with any such investment. Although we are entitled to compensation by the HTSO for all or part of these expenses, our actual cost of investment could exceed the amount that we would receive as compensation. You should read "Risk Factors—We may be required to take decisions that could have a negative impact on our profitability" for a more detailed discussion on these investments.

In the Distribution business unit, we plan to upgrade the network and install new electricity lines and substations, especially in anticipation of the Olympic Games in Greece in 2004.

We expect to receive approximately GRD 16 billion (€ 46.95 million) in 2001 in grants from European Union programmes, initiatives and framework agreements and approximately GRD 7 billion (€ 20.5 million) in government reimbursements for investments relating to the Olympic Games and other national infrastructure projects.

In addition, our expected equity contribution to the share capital of the Holding Company with WIND, will be within the range of GRD 23.8 billion (€ 70 million) to GRD 54.5 billion (€ 160 million) for the first six years from the date of incorporation of the Holding Company. As part of our participation into the Holding Company, we expect to invest around GRD 10.2 billion (€ 30 million) in building a dark fibre optic network along our existing transmission and distribution lines, which we will lease to Evergy for use on behalf of the Holding Company.

Operational impact of the euro

On 1st January, 2001, Greece became the 12th member of EMU. We expect to adopt the euro as our reporting currency and to declare all dividends in euro for all periods ending after 31st December, 2001. Our shares will be quoted on the ASE in euro from the date of initial listing.

The introduction of the euro requires changes in our information technology and other systems in order to accommodate the use of the euro in our corporate transactions and financial reporting. For example, we have started making changes to our information systems in order to be able to produce bills for our customers in euro. We currently expect to incur approximately GRD 320 million (€ 0.93 million) in expenses for changes in our information technology and other systems in connection with the introduction of the euro. As the costs are incurred, we charge them to operating expenses in the financial statements.

We do not foresee any further implications to our business as a result of the introduction of euro notes and coins at the beginning of 2002.

Quantitative and qualitative disclosures about market risk

We purchase some electricity from outside Greece and some infrastructure equipment from foreign suppliers. As a consequence, we are subject to market risks from changes in foreign exchange rates. We are also subject to both foreign exchange risk and interest rate risk on part of our medium and long-term debt positions.

Foreign exchange risk

Our principal foreign exchange risk relates to foreign currency borrowings. It also relates, to a lesser extent, to electricity imports, agreements with foreign suppliers for the purchase of infrastructure equipment and to fuel purchases. Our foreign currency risk is primarily in respect of Japanese yen, Swiss francs and U.S. dollars.

Our exchange rate exposure for electricity imports is principally limited to electricity imports denominated in U.S. dollars. In 2000, all of our electricity imports by value were denominated in U.S. dollars. In addition, we are subject to exchange rate exposure for purchases of infrastructure equipment. We are also subject to exchange rate risk for liquid fuel purchases since these purchases are denominated in U.S. dollars. We do not systematically manage these exposures through financial instruments because we believe the risk is limited. However, we closely monitor our exchange rate risk and review our current position on an on-going basis.

Most of our debt is denominated in euro and as a result is not subject to exchange rate risk. As at 30th June, 2001, we were bearing exchange rate risk on only GRD 198 billion (€ 581.0 million) out of GRD 1,798 billion (€ 5.2 billion) in total debt outstanding. As at 30th June, 2001, our debt bearing foreign exchange risk represented approximately 11%, and as a result of having entered into swap agreements, 15% of our total borrowings.

With respect to our long-term debt, we closely monitor the fluctuations in foreign currency exchange rates and in interest rates and evaluate the need to enter into any financial instruments to mitigate those risks on an on-going basis. We use currency swap agreements in managing the exposure to foreign exchange risk. As at 30th June, 2001, we had currency swap agreements outstanding with an aggregate notional amount of GRD 70 billion (€ 205.4 million). We also had a cross currency and interest rate swap agreement outstanding with an aggregate notional amount of GRD 60 billion (€ 176 million). The net foreign exchange losses were GRD 51,350 million (€ 150.7 million), GRD 68,593 million (€ 201.3 million) and GRD 32,596 million (€ 95.6 million) for the years ended 31st December, 1998, 1999 and 2000, respectively. The 1998, 1999 and 2000 foreign exchange losses were mostly a result of appreciation of the currencies in which we borrow against the Greek drachma.

Interest rate risk

Our outstanding total debt as at 30th June, 2001 amounted to GRD 1,798 billion (€ 5.27 billion), of which GRD 1,239 billion (€ 3.63 billion), or approximately 69%, was floating rate, principally based on EURIBOR, and GRD 559 billion (€ 1.64 billion), or approximately 31%, was fixed rate. To improve the balance of fixed and floating interest rates, we have entered into swap agreements to fix the interest rate on some of our floating rate debt and as a result, the effective split between floating and fixed rates was 47% and 53%, respectively, as at 30th June, 2001.

In interest rate swap agreements, we agree with other parties to exchange, at specified intervals, the difference between interest amounts calculated by reference to the notional principal amount and the fixed or floating interest rates that we have agreed with the other parties.

As at 30th June, 2001, we had interest rate swap agreements with a notional amount of GRD 327 billion (€ 0.96 billion).

As our revenues are not linked to interest rates, our principal interest rate risk is that a general rise in interest rates will result in a higher interest expense on the unhedged portion of our floating-rate debt. If interest rates were to increase by 100 basis points from their level on 31st December, 2000, assuming the same level, composition and hedging of our debt portfolio, our interest expense for the year 2001 would increase by a total of approximately GRD 9 billion (€ 26.4 million).

OUR BUSINESS

Overview

We are the largest electricity generator, the sole owner of transmission assets and the sole distributor of electricity in Greece providing electricity to approximately 6.6 million customers as at 30th June, 2001. In the year ended 31st December, 2000, we generated approximately 97% of the 49,863 GWh of electricity produced in Greece. Measured by the amount of electricity sold in the same period, we are the 15th largest electric utility in Europe.

We are among the largest industrial enterprises in Greece in terms of assets and revenues. In the year ended 31st December, 2000, we achieved total sales of electricity of GRD 966,285 million (€ 2,835 million), profit from operations of GRD 153,138 million (€ 449.4 million) and profit after tax of GRD 8,470 million (€ 24.9 million). As at 31st December, 2000, we had an installed generating capacity of 11,121 MW.

As an integrated electric utility, we generate electricity in our 99 power generating stations, facilitate the transmission of electricity through approximately 10,890 kilometres of our high voltage power lines and distribute electricity to consumers through approximately 195,000 kilometres of our distribution network. We also produce the lignite for our lignite-fired power stations from our five lignite mines.

The following diagram illustrates our organisational structure:



Board of Directors
Communication
Housing
Internal Audit
Management Committee
CEO
Legal
Strategy
Testing
Finance
Human Resources
Generation business unit
Mining business unit
Transmission business unit
Distribution business unit

The following table shows selected operating data for our electricity operations for the five years ended 31st December, 2000 and for the six months ended 30th June, 2000 and 2001:

	Year ended 31st December,					Six months ended 30th June,	
	1996	1997	1998	1999	2000	2000	2001
Installed capacity (MW)	9,381	9,859	10,296	10,997	11,121	11,093	11,158
Net Production[(1)] (GWh)	38,442	39,236	41,834	44,777	48,483	23,732	22,742
Electricity sold to final customers[(2)] (TWh)	36.3	37.4	39.6	41.1	44.3	21.6	21.8
Customers at end of period (millions)	6.1	6.2	6.3	6.4	6.5	6.5	6.6
Customers served per employee	177	182	188	195	206	200	211
Electricity sold per employee (MWh)	1,054	1,100	1,183	1,249	1,401	670	703
Number of employees	34,476	33,999	33,505	32,888	31,645	32,259	31,005[(3)]

(1) Net production equals gross production of electricity less internal consumption of electricity in the generating process.
(2) Including sales to our mines and customers abroad.
(3) Including employees transferred to the PIO and the HTSO.

Electricity demand and generation vary widely across Greece. On the mainland, generation capacity is concentrated in the north in close proximity to the majority of our lignite mines, our primary fuel source. On the islands, power generation depends on proximity to the mainland and accordingly on the feasibility of connection to the mainland transmission system. Corfu and the other Ionian islands, as well as certain of the Aegean islands, are connected to the mainland transmission system and together with the mainland transmission system constitute the interconnected system. The remaining islands are served by autonomous generating power stations fired principally by oil, wind and other renewable resources. We refer to these islands as the autonomous islands. Most of the power stations on the autonomous islands are small, reflecting the populations they serve, although our stations on Crete and Rhodes are comparable in size to certain of our mainland stations.

Although our electricity generating costs vary from station to station, depending on fuel costs and efficiency of our stations, the prices that we charge our customers (other than certain large customers) are, by law, standardised across Greece, including customers on the autonomous islands. As a result, our margins are generally higher in respect of the interconnected system than the autonomous islands, where fuel costs are generally higher and station efficiency generally lower.

On mainland Greece, we own and operate 33 generating power stations, consisting of 10 thermal stations, 22 hydroelectric stations and one wind park, supplying electricity to the interconnected system. On the autonomous islands, we own and operate 39 autonomous thermal stations, two hydroelectric stations, 20 wind parks and five photovoltaic power stations. In 2000, approximately 91% of the electricity we generated was from thermal sources (electricity produced from lignite, natural gas and oil), approximately 8% was from hydroelectric sources and significantly less than 1% was from wind and other renewable resources. We do not operate any nuclear power stations. In 2000, our five lignite mines in Greece (the responsibility of our Mining business unit) produced all the lignite used by our seven lignite-fired power stations, which generated approximately 64% of the total electricity we generated. In 2000, we were the second largest lignite producer in the European Union in terms of metric tonnes extracted, mining approximately 63.5 million tonnes of lignite.

We conduct our generation activities through our Generation business unit and our Distribution business unit. The Generation business unit handles electricity generation in the interconnected system and the autonomous islands of Crete and Rhodes, the largest islands in terms of electricity production and consumption. You should read "Our Business—Generation" for a more detailed discussion of our generation activities in the interconnected system and the autonomous islands of Crete and Rhodes. The Distribution business unit is responsible for the generation of electricity on the rest of the autonomous islands.

We are the sole owner of the network of high voltage 400 kV, 150 kV and 66 kV lines that comprise the Greek transmission system. The transmission system transports all the electricity transmitted to the distribution network for sale in Greece. At 30th June, 2001, the transmission system consisted of a total of approximately 10,890 kilometres of power lines and 576 transformers. Our electricity transmission activities (including the physical operation and maintenance of the interconnected transmission system at the direction of the HTSO) are conducted by the Transmission business unit for the interconnected system and by the Distribution business unit on the autonomous islands. The transmission system in the interconnected system, transporting electricity from power stations or, in the case of imported electricity, from the interconnection points, to our distribution network throughout the interconnected system and to certain directly connected high-voltage customers, is referred to as the interconnected transmission system.

We are the sole electricity distributor in Greece. Of our sales to end customers in the year ended 31st December, 2000, measured by volume, approximately 31.4% were to industrial customers, 28.7% were to customers in the commercial and other services sector, 33.1% were to residential customers and 6.8% were to the agricultural sector. At 30th June, 2001, our distribution network consisted of approximately 93,000 kilometres of medium voltage (22, 20, 15 and 6.6 kV) and 103,000 kilometres of low voltage (220 and 380 volt) power lines and approximately 127,000 medium voltage transformers with a total capacity of 20,800 MVA. All of our electricity distribution activities (including electricity sales and distribution) are conducted by the Distribution business unit.

Our Reorganisation

Until the enactment of the Liberalisation Law, we operated as a wholly owned state utility whose objective was to develop the country's energy resources and to provide low cost electricity to support

the development of the Greek economy. In 1999, the Hellenic Republic enacted the Liberalisation Law, which incorporated the provisions of the Electricity Directive into Greek national legislation and which created the framework for the liberalisation of the Greek electricity market. The Liberalisation Law provided for, among other provisions, the transformation of PPC into a *société anonyme*, to enable us to adopt commercial objectives. Our transformation into a *société anonyme* became effective on 1st January, 2001.

As part of our transformation into a commercial entity capable of competing in a liberalised market, we have adopted a new organisational structure which more closely reflects our core business operations. Each business unit is now responsible for controlling its own costs and achieving its own operating targets, with the General Manager of each business unit reporting directly to our Chief Executive Officer. The last in the new team of General Managers was appointed in November 2000. Certain of our General Managers were recruited from the private sector while others were promoted from within our company.

The new organisational structure is intended to promote the separate accountability and performance of the business units, as well as improve the transparency of accounts and the financial relationship between the various business units. Each business unit has separate management as well as increased autonomy and flexibility in respect of the operations within its sphere. Further reorganisation has taken place within certain business units to optimise their operations.

Strategy

We adopted our new organisational and management structure to implement more effectively our strategy, and each business unit has responsibility for realising our strategic goals as set out in our business plan. Our main strategic objectives are as follows:

- maintain our current leading position in the Greek electricity market;
- improve efficiency of operations;
- rationalise capital expenditures; and
- explore growth initiatives.

Maintain our current leading position in the Greek electricity market

We aim to maintain our leading market share of generation and supply in the liberalised and growing Greek electricity market as a result of our approximately 97% share of generation capacity in Greece as at 31st December, 2000, an extensive installed generating capacity and transmission and distribution infrastructure, accumulated commercial and technical knowledge in the electricity field and our recognised brand name.

We also intend to increase customer loyalty through improved customer services.

Improve efficiency of operations

As part of our on-going transformation from a state owned utility to a commercial entity seeking to increase shareholder value, we will focus on reducing costs and increasing efficiency. Under our new organisational and management structure, each business unit is now responsible for controlling its own costs and achieving its own operating targets.

Reduce personnel costs

In comparison to our European peers in the electricity sector, we believe that our historic staffing levels are relatively high. By 2005, we aim to reduce our staffing levels by 20% (approximately 6,200 employees) from the number of employees we had at 31st December, 2000, through natural attrition and constrained hiring. Our transfer of personnel to the PIO and the HTSO has resulted in a reduction of 1,082 employees to 30th June, 2001. When key job positions are vacated, we will first look for suitable candidates within our own organisation before looking to recruit

externally. Our new hires will principally be limited to replacement of key or specialist technical personnel. Through this process, we estimate that for every 10 people leaving the organisation, through retirement or otherwise, we will employ one new person. Our ability to reduce staff numbers more rapidly is mainly constrained by Greek labour laws.

Improve operating efficiency

In addition to reducing our personnel costs, we are seeking to reduce our other non-fuel related operating costs by increasing our operating efficiency to reflect best practice levels of other electricity companies in Europe and worldwide. Our board of directors sets key performance targets annually and we expect to incentivise our General Managers through a bonus scheme to achieve these performance targets. We intend to increase our operating efficiency and reduce costs through the following steps:

- *Optimise our maintenance activity.* We will seek to reduce our maintenance costs through implementation of preventative procedures for repairs and maintenance programmes focusing on probable fault areas.
- *Investing in improving the efficiency of our stations and equipment.* We intend to reduce costs through selective investments in improving the efficiency of our stations and equipment. In the Generation business unit, we will seek to improve the efficiency and thermal performance of our thermal stations following investment in more efficient practices. At the same time, we seek ways to maximise the efficiency of our hydroelectric stations, through optimisation of a hydro/thermal cooperation model. In the Transmission business unit, we will continue to upgrade and improve the efficiency of our transmission system in accordance with guidelines from the HTSO as the operator of the transmission system. We also intend to invest in new technologies to improve the efficiency of our distribution network. In the Mining business unit, we will continue to invest in upgrading our heavy machinery to improve efficiency and reduce scheduled maintenance.
- *Improve management of our fuel costs.* We have centralised our fuel purchasing within the Generation business unit. In addition, we are evaluating the use of hedging arrangements to minimise the effect of currency and price fluctuations relating to the purchase of oil and natural gas.
- *Improve our inventory management and procurement practices.* We intend to reduce the average age of our non-fuel supply inventories through improved inventory management while also focusing on improving our procurement practices.
- *Improve our real estate management through the reduction of warehouses.* We intend to utilise our property portfolio more efficiently by reducing the number of our warehouses.
- *Improve our payment terms.* We will seek to improve the payment terms we arrange with our suppliers and the efficiency of our customer billing process to reduce the average age of our customer receivables.

Rationalise capital expenditures

Prior to our reorganisation, our principal objective as the monopoly electricity supplier in Greece was, as required by law, to meet the electricity needs of Greece. Following the enactment of the Liberalisation Law and our transformation into a *société anonyme*, our objectives have shifted to focus on developing shareholder value. We are introducing a programme to rationalise our capital expenditures and implementing guidelines based on strict financial guidelines for all new investments. We will seek to control our capital expenditure through improved planning, implementation and centralised engineering and procurements. We expect to make slightly increased capital expenditures for 2002 and 2003, although our goal is to reduce our capital expenditures by approximately 20% in 2004 compared to 2001 levels.

Explore growth initiatives

We believe that we can take advantage of the following growth initiatives:

Telecommunications

In addition to our core electricity operations, we are implementing a plan to diversify into the telecommunications industry, where we intend to take advantage of our extensive electricity

transmission and distribution network, service infrastructure as well as our retail outlets and, subject to applicable laws, our customer database. We believe that we can gain significant synergies and economies of scale by sharing customer service points, back office operations and brand name between our electricity and our telecommunications operations. Our ultimate objective is to offer a wide range of telecommunications services encompassing fixed voice, data/internet and broad band multimedia services. In this respect, we established a wholly owned subsidiary in September 2000, PPC Telecommunications and in August 2001 entered into a joint venture agreement with WIND. You should read "Operating and Financial Review and Prospects—Recent Developments" for a more detailed discussion of our investments in the telecommunications industry.

International Opportunities

We believe that our leading market position in Greece and the resources available to us provide a strong platform for pursuing focused international expansion with a risk-controlled approach in situations where there are clear opportunities to add value for our shareholders.

We are currently focusing our international strategy on constructing generating stations within the South Eastern European region. As an example, in co-operation with the Greek company Mytilineos Holdings S.A. and Skoda Praha A.S., we have expressed an interest to participate in the refurbishment of a power station in Kolumbara, Yugoslavia.

Development of Renewable Resources and Co-Generation

As a complement to our existing energy operations and as part of our commitment to minimise the environmental impact of our operations, we are pursuing business opportunities in co-generation and generation from renewable resources. We recently commenced operations of a 10 MW wind park in Crete. Through our wholly owned subsidiary, PPC Renewables, we expect to pursue renewable generation opportunities in joint ventures with long term strategic partners driven in part by current incentives such as capital subsidies and attractive guaranteed fixed prices for electricity generated from renewable resources. Initially, we intend to focus our activities on wind parks and small hydroelectric stations.

Our wholly owned subsidiary, COGEN, was established to pursue opportunities in co-generation in conjunction with small industrial and commercial companies, which can exploit the heat produced in the generation process.

History

PPC was established in 1950 as a corporation for electricity generation, transmission and distribution throughout Greece. Prior to the establishment of PPC, concessions to generate, transmit and distribute electricity were granted by the Greek government to private companies and municipal entities. PPC commenced operations in 1953 by generating and selling electricity to those existing concession-holding entities. Between 1957 and 1963, PPC acquired the businesses of existing concession-holding entities including the Athens-Piraeus Electricity Company Limited, which served the largest metropolitan area of Greece and accounted for a substantial portion of the country's total electricity consumption.

Laws were passed by the Greek Parliament providing for certain exceptions to PPC's exclusive right of power generation, mainly to enable industrial entities to produce electricity principally for their own consumption. They also enabled private commercial generation from renewable resources and co-generation.

Under the Liberalisation Law and pursuant to Presidential Decree 333/2000, PPC was transformed, effective 1st January, 2001 under Greek law into a *société anonyme* wholly owned by the Hellenic Republic for the purpose of carrying out the business of an electricity company. PPC S.A. was

established for a term of 100 years, expiring 31st December, 2100; this term may be extended by a resolution of the general assembly of shareholders.

Transfer of business from PPC to our company

All assets, rights, liabilities, obligations and employees of PPC were transferred to us on 1st January, 2001 pursuant to the general succession principles under Presidential Decree 333/2000. Specific provision is made in the Presidential Decree for the substitution of PPC by our company where PPC was either the plaintiff or defendant in any litigation outstanding on 1st January, 2001. There are some rights and privileges that PPC enjoyed as a public company that were transferred to us to the extent they are not in breach of the Liberalisation Law and Presidential Decree 333/2000.

Under Greek law, no further action is required to ensure the transfer of all assets, rights, liabilities and obligations. None of PPC's assets were encumbered prior to the transfer as Greek law did not permit PPC to create any security over its assets.

The Greek electricity market under the new regulatory framework

The Greek electricity market is subject to extensive governmental regulation. This regulatory framework has recently been subject to extensive change as the Hellenic Republic has sought to implement the Electricity Directive. You should read "Regulation of the Greek Electricity Sector" for a more detailed discussion of the current regulatory framework in Greece. As a result of the Liberalisation Law, the electricity supply market has been restructured to increase competition. A Ministerial decision established that the market comprising all high- or medium-voltage electricity users, representing 34% of the electricity supply market in terms of power consumption, is open for competition.

Pursuant to this Ministerial decision, electricity customers are categorised as follows:

- "Eligible Customers" are all high- and medium-voltage electricity users, such as large industrial and commercial customers, as set forth by a Ministerial Decision published by the Minister of Development. Under the Liberalisation Law, Eligible Customers have regulated access to the transmission system and distribution network and are entitled to purchase electricity from the supplier of their choice on the basis of commercial contracts agreed between the customer and the supplier.
- "Non-Eligible Customers" are all low-voltage electricity users, such as residential and small- and medium-sized business customers. Non-Eligible Customers must purchase their electricity from us at regulated tariffs.

In addition, the Liberalisation Law provides for changes in the areas of generation, import, export, purchase and sale of electricity:

- The introduction of competition in power generation through the granting of authorisations to generate electricity in the interconnected system and through a tendering procedure for authorisations to provide generating capacity on the autonomous islands. As of 31st October, 2001, the Minister of Development had granted twelve generation licences for natural gas-fired stations, two licences for hydroelectric power stations as well as a number of licences for electricity generated from renewable resources following consultation with the RAE. The RAE is currently reviewing the applications made by other interested parties.
- The establishment of the HTSO as an independent entity to operate and ensure the maintenance and development of the interconnected transmission system and its interconnections with other networks. As a result, we are obliged to develop and maintain the interconnected transmission system based on guidelines from the HTSO. We own the interconnected transmission system pursuant to an exclusive license for the ownership of the transmission system awarded by the Ministry of Development. The HTSO commenced operations on 3rd May, 2001. You should read "Regulation of the Greek Electricity Sector" for a more detailed discussion of the HTSO.
- The establishment of the RAE, an independent authority responsible for regulating the energy market. The RAE mainly has an advisory and supervisory role while decision making power

ultimately lies with the Minister of Development. The RAE commenced operations on 1st July, 2000. You should read "Regulation of the Greek Electricity Sector" for a more detailed discussion of the RAE.

- The establishment of the PIO as a separate pension fund in order to fund the social security expenses of our employees. The PIO was established on 1st January, 2001. You should read "Our Business—Employees" for a more detailed discussion of the PIO.

The following diagram shows the electricity flows in the industry as contemplated under the Liberalisation Law:



Independent Power Producers and Suppliers*
Generation business unit
Imports/ Exports
Hellenic Transmission System Operator (HTSO)
Transmission business unit
Eligible Customers
Distribution business unit
Eligible Customers
Non-Eligible Customers

* *As of 30th June, 2001, there were no independent power producers or suppliers, with the exception of small renewable resources generators and industrial entities producing electricity for their own consumption.*

Our Transmission and Distribution business units may transmit and distribute electricity both on our behalf and on the behalf of other generators and suppliers.

Greek Electricity Demand

The demand for electricity in Greece has grown at an average annual growth rate of approximately 5% during the five years ended 31st December, 2000. The following table shows the annual rate of growth in gross domestic product ("GDP") in real terms and the annual rate of growth in electricity demand for the five years ended 31st December, 2000, and an average growth rate for 1996 to 2000:

	Year ended 31st December,					Average
	1996	1997	1998	1999	2000	for 1996-2000
Growth in real GDP(1)	2.4%	3.5%	3.1%	3.4%	4.3%	3.3%
Growth in electricity demand(2)	3.7%	4.5%	4.5%	3.2%	8.9%	5.2%

Sources:
(1) IMF (World Economic Outlook—October 2001)
(2) Company sources

Per capita electricity consumption in Greece is lower than that in a number of other countries in the European Union. In 2000, electricity consumption in Greece was 4.3 MWh per capita, compared to an average of 6.7 MWh per capita for the European Union. Per capita residential electricity consumption provides a useful comparison of electricity use among countries as it is not affected by differences in the industrial or commercial and service sectors between countries. The following table compares per

capita residential electricity consumption in the year ended 31st December, 2000 in Greece with that of other countries in the European Union:

	Inhabitants[1]	Residential Consumption[2]	Per Capita Residential Consumption
	(in millions)	(TWh)	(kWh/inhabitant)
European Union	376.6	639.45	1,698
France	59.4	126.11	2,123
United Kingdom	59.5	112.40	1,889
Germany	82.2	128.96	1,569
Greece	10.5	14.77	1,407
Spain	39.4	47.94	1,217
Italy	57.8	60.47	1,046
Portugal	10.0	10.04	1,004

Sources:

(1) Economist Intelligence Unit (May 2001)

(2) CERA European Power Watch

We believe that the current levels of per capita electricity consumption in Greece indicate that demand for electricity is likely to continue to grow, and that, in the medium term, the rate of growth is likely to be higher than the European Union average. We believe that the lower per capita electricity consumption in Greece reflects lower per capita GDP in Greece compared to other EU countries.

We expect that the anticipated increases in electricity demand will result in a need for additional installed capacity in Greece in the near term to cover expected growth in demand. Between 2001 and 2005, we expect our generation capacity to increase by up to 10% excluding hydroelectric stations and by up to 12% including hydroelectric stations. We expect that the commencement of operations at the lignite-fired power station at Florina, the natural gas-fired power station at Komotini, at the new hydroelectric station in Messochora, and new capacity to be added by independent power producers already holding generation licences from the Minister of Development, will provide sufficient installed capacity to satisfy the anticipated increased demand until 2004. You should read "Our Business—Generation" for a more detailed discussion of additional generating capacity.

Demand for electricity in Greece is affected by a number of factors including changes in economic activity, the relative energy requirements of individual sectors of the economy, improvements in the efficiency of electricity use, the price to consumers of electricity relative to other forms of energy, the weather, the time of day, the day of the week, and the time of year. Although demand does not vary as significantly throughout the year as in some other European countries, the lowest demand generally occurs in April and demand increases to peak load in July due to the increasing use of air conditioning during the summer. The maximum demand for electricity in Greece typically occurs on a summer weekday. The minimum level of electricity demand typically occurs on a spring weekend. In 2001, the maximum demand in Greece was 8,600 MW on 17th July, 2001 between 1:00 p.m. and 2:00 p.m. The minimum level of demand was 2,860 MW on 15th April, 2001 between 8:00 a.m. and 9:00 a.m.

The following table shows, for the interconnected system, our peak capacity demand, net available capacity at the summer peak load (net of stations in conservation or unavailable due to environmental retrofitting), and our reserve margin during the five years ended 31st December, 2000. Reserve margin represents the difference between peak capacity demand and the total net available capacity.

	1996	1997	1998	1999	2000	2001[1]
	(in MW, except percentages)					
Peak capacity demand	6,503	6,705	7,372	7,366	8,531	8,600
Net available capacity	8,011	8,254	8,787	9,421	9,345	9,359
Reserve margin	1,508	1,549	1,415	2,055	814	759
As a percentage of net available capacity	18.8%	18.8%	16.1%	21.8%	8.7%	8.1%

(1) Year to date.

Our Electricity Production and Imports

We own and operate 99 generating power stations in Greece, consisting of 10 thermal stations, 22 hydroelectric stations and one wind park throughout the interconnected system as well as 39 autonomous thermal stations, two hydroelectric stations, 20 wind parks and five photovoltaic power stations located on the autonomous islands.

We generated a total of 48,483 GWh of electricity during the year ended 31st December, 2000 representing a compound annual growth rate of approximately 6% per annum since 1996.

The following table shows the net electricity production in GWh we generated during the five years ended 31st December, 2000 and the six months ended 30th June, 2000 and 2001:

	Year ended 31st December,					Six months ended 30th June,	
	1996	1997	1998	1999	2000	2000	2001
				(GWh)			
Interconnected system	35,458	36,073	38,454	41,240	44,727	21,999	20,991
Autonomous islands	2,984	3,163	3,380	3,537	3,756	1,733	1,751
Total	38,442	39,236	41,834	44,777	48,483	23,732	22,742

We also import and export electricity through interconnections currently in place with Albania, FYROM and Bulgaria. An interconnection with Italy is expected to be operational by the end of 2001. The current usable interconnection capacity is limited by transmission constraints both within Greece and within Albania, FYROM and Bulgaria. The current interconnection capacity is approximately 750 MW, which we expect will increase to 1,250 MW once the interconnection with Italy is fully operational. You should read "Our Business—Transmission" for a more detailed discussion of our interconnections.

We are generally a net importer of electricity. We were a net exporter for the first time in our history in the year ended 31st December, 2000, exporting 11 GWh. We expect to be a net importer in 2001, as the average generation of our hydroelectric stations has been lower due to reduced rainfalls during the year and current levels of liquid fuel prices have favoured imports.

The following table shows our imports and exports for the five years ended 31st December, 2000:

	Year ended 31st December,				
	1996	1997	1998	1999	2000
			(GWh)		
Imports(1)	2,664	3,003	2,500	1,811	1,729
Exports	1,314	709	890	1,647	1,740
Balance of Imports/Exports	(1,350)	(2,294)	(1,610)	(164)	11

(1) Imports include purchases from foreign sources and electricity exchanges through our international interconnections.

In addition to our generating capacity, there is private thermal generating capacity in Greece of approximately 214 MW operated by certain industrial enterprises permitted by law to produce electricity principally for their own consumption and of 199 MW generated by independent power producers, primarily from renewable resources.

The following table shows total supply of electricity in Greece and takes into account our net electricity production, net electricity exchanges with neighbouring countries and our purchases from domestic sources and foreign sources as well as from independent power producers, for the five years ended 31st December, 2000 and the six months ended 30th June, 2000 and 2001:

	Year ended 31st December,					Six months ended 30th June,	
	1996	1997	1998	1999	2000	2000	2001
				(GWh)			
Electricity Production	38,442	39,236	41,834	44,777	48,483	23,732	22,742
Renewables and Independent Power Producers	4	13	44	112	401	137	298
Purchases from Foreign Sources	1,628	2,020	1,668	355	244	—	806
Net electricity exchanges(1)	(278)	274	(58)	(191)	67	(88)	90
Total	39,796	41,543	43,488	45,053	49,195	23,781	23,936

(1) Electricity exchanged with neighbouring countries through our international interconnections.

Our Business Units

We operate through four business units—Generation, Transmission, Distribution and Mining. Each of these business units is described in detail below.

Generation

The Generation business unit is responsible for electricity generation in the interconnected system and on the islands of Crete and Rhodes. It is also responsible for the development of new thermal and hydroelectric stations and for additions to the capacity of existing stations. The Distribution business unit is responsible for the generation of electricity on the rest of the autonomous islands.

As at 30th June, 2001, we operated throughout the interconnected system and the islands of Crete and Rhodes seven lignite-fired power stations (including the Liptol station, which is operated by the Mining business unit), four oil-fired power stations and two oil-fired units at the power station located in Lavrio, near Athens, or the Lavrio Station, one natural gas-fired power station and two combined cycle gas turbine ("CCGTs") power units at the Lavrio station and 24 hydroelectric stations. In addition, as at 30th June, 2001, our Distribution business unit operated a total of 36 autonomous thermal stations, 21 wind parks and five photovoltaic power stations located primarily on the autonomous islands.

As at 30th June, 2001, the total installed generating capacity of our stations was 11,158 MW. Of this total generating capacity, 9,875 MW is the capacity of the power stations connected to the interconnected system which supplies power to mainland Greece and certain nearby islands connected to each other and to the interconnected system through submarine cables. The islands of Crete and Rhodes are not linked to the interconnected system but have autonomous generation systems operating principally on heavy fuel oil and diesel oil with an installed capacity of 532 MW and 206 MW, respectively. The total installed generating capacity on the other autonomous islands is 545 MW.

Pursuant to the Liberalisation Law, the Ministry of Development may conduct tenders for the construction by third parties or by us of additional generating capacity on the autonomous islands (including on Crete and Rhodes). In the event the tendering process is unsuccessful, we will be obliged to ensure a continuous uninterrupted supply of electricity on those islands and accordingly to construct additional generating capacity.

We expect to increase our generation from renewable resources in the future, driven in part by current incentives such as capital subsidies and guaranteed fixed prices for electricity operated from renewable resources. You should read "Our Business—Competition" for a more detailed discussion of our generation from renewable resources.

The following table sets out details of our total installed capacity in MW by primary energy source utilised for the five years ended 31st December, 2000 and the six months ended 30th June, 2000 and 2001:

	Year ended 31st December,					Six months ended 30th June,	
	1996	1997	1998	1999	2000	2000	2001
				(MW)			
Interconnected System							
Thermal							
Lignite	4,533	4,900	4,900	4,900	4,908	4,908	4,933
Oil	1,384	1,034	857	857	777	777	777
Natural Gas	—	160	537	1,107	1,100	1,100	1,100
Total Thermal	5,917	6,094	6,294	6,864	6,785	6,785	6,810
Hydroelectric	2,524	2,726	2,858	2,958	3,060	3,060	3,060
Wind and other renewable resources	5	5	5	5	5	5	5
Total Interconnected System	8,446	8,825	9,157	9,827	9,850	9,850	9,875
Autonomous Islands							
Thermal							
Lignite	—	—	—	—	—	—	—
Oil	913	1,012	1,117	1,147	1,238	1,210	1,250
Natural Gas	—	—	—	—	—	—	—
Total Thermal	913	1,012	1,117	1,147	1,238	1,210	1,250
Hydroelectric	1	1	1	1	1	1	1
Wind and other renewable resources	21	21	21	22	32	32	32
Total Autonomous Islands	935	1,034	1,139	1,170	1,271	1,243	1,283
Total Thermal	6,830	7,106	7,411	8,011	8,023	7,995	8,060
Total Hydroelectric	2,525	2,727	2,859	2,959	3,061	3,061	3,061
Total Wind and other renewable resources	26	26	26	27	37	37	37
Total	9,381	9,859	10,296	10,997	11,121	11,093	11,158

The weighted average age of our thermal and hydroelectric stations, weighted to reflect installed capacity of the power stations, is approximately 16.4 and 22 years, respectively. The expected useful life of a thermal station is approximately 350,000 hours of operation, or approximately 45 years based on normal operating parameters. We do not currently have plans to decommission any of our power stations in the foreseeable future.

The following table shows, for both the interconnected system and the autonomous islands, by primary source utilised at 31st December, 2000, certain information relating to our power stations for the year ended 31st December, 2000:

	No. of Stations	Installed capacity (MW)	Net Production (GWh)	Weighted Average Age of Stations (years)	Forced Outage Factor[1] (%)	Average Thermal Efficiency (Kcal/KWh)	Immediate Availability[2] (%)	Capacity Utilisation (%)	Total Availability[3] (%)
Interconnected System									
Thermal									
Lignite	7	4,908	30,943	19.1	2.9	2,637	86.7	94.1	84.9
Oil	1+2 units	777	4,143	29.0	5.3	2,350	88.3	75.5	87.7
Natural Gas	1+2 units	1,100	5,572	1.8	2.3	2,264	89.1	70.4	84.7
Total Thermal	10	6,785	40,658	17.4	3.4	2.560	87.4	88.1	85.2
Hydroelectric	22	3,060	4,055	22.0	1.0	—	96.5	—	94.5
Wind and other renewable resources	1	5	14	9.0	2.0	—	—	—	—
Total Interconnected System	33	9,850	44,727	18.8	—	—	—	—	—
Autonomous Islands									
Thermal	—	—	—	—	—	—	—	—	—
Lignite	—	—	—	—	—	—	—	—	—
Oil	39	1,238	3,678	11.2	4.95	2,412	86.6	52.2	85.5
Natural Gas	—	—	—	—	—	—	—	—	
Total Thermal	39	1,238	3,678	11.2	4.95	2,412	86.6	52.2	85.5
Hydroelectric	2	1	1	56.9	—	—	—	—	—
Wind and other renewable resources	20	32	77	6.2	2.0	—	98.0	—	—
Total Autonomous Islands	61	1,271	3,756	11.1	—	—	—	—	—
Total Thermal	49	8,023	44,336	16.4					
Total Hydroelectric	24	3,061	4,056	22.0					
Total Wind and other renewable resources[4]	26	37	91	6.6	2.0	—	—	—	—
Total	99	11,121	48,483	17.9	—	—	—	—	—

(1) The forced outage factor represents the amount of energy that a power station did not produce during the year because of unplanned outages as a percentage of the maximum energy that the station could have produced during that year, operating continuously at installed capacity.
(2) Immediate availability is the amount of available energy that a power station could have produced, net of energy losses due to the power station during the year, as a percentage of the maximum energy that the station could have produced during that year, operating continuously at installed capacity.
(3) Total availability is the amount of available energy that a power station could have produced, net of all energy losses during the year, as a percentage of the maximum energy that the station could have produced during that year, operating continuously at installed capacity.
(4) Including our five photovoltaic stations.

Total availability of our power stations has increased from 85.3% in 1998 to 89.3% for the first half of 2001.

For the year ended 31st December, 2000, approximately 69% of our electricity production in the interconnected system was generated from lignite-fired power stations, approximately 9% from oil-fired power stations, approximately 9% from hydroelectric stations, approximately 12% from natural gas stations, and significantly less than 1% from wind parks and other renewable resource stations. In the autonomous islands, almost all of our production was generated from oil-fired power stations.

The following table sets out details of the sources of our net electricity production by primary source utilised for the five years ended 31st December, 2000 and the six months ended 30th June, 2000 and 2001:

	Year ended 31st December,					Six months ended 30th June,	
	1996	1997	1998	1999	2000	2000	2001
				(GWh)			
Interconnected System							
Thermal							
Lignite	26,455	27,710	29,181	29,210	30,943	15,598	15,438
Oil	4,521	4,077	3,852	3,531	4,143	1,935	1,716
Natural Gas	—	216	1,584	3,692	5,572	2,350	2,835
Total Thermal	30,976	32,003	34,617	36,433	40,658	19,883	19,989
Hydroelectric	4,482	4,070	3,837	4,798	4,055	2,109	996
Wind and other renewable resources	—	—	—	9	14	7	6
Total Interconnected System	35,458	36,073	38,454	41,240	44,727	21,999	20,991
Autonomous Islands							
Thermal							
Lignite	—	—	—	—	—	—	—
Oil	2,950	3,128	3,336	3,489	3,678	1,694	1,708
Natural Gas	—	—	—	—	—	—	—
Total Thermal	2,950	3,128	3,336	3,489	3,678	1,694	1,708
Hydroelectric	1	1	1	1	1	1	1
Wind and other renewable resources	33	34	43	47	77	38	42
Total Autonomous Islands	2,984	3,163	3,380	3,537	3,756	1,733	1,751
Total Thermal	33,926	35,131	37,953	39,922	44,336	21,577	21,697
Total Hydroelectric	4,483	4,071	3,838	4,799	4,056	2,110	997
Total Wind and other renewable resources	33	34	43	56	91	45	48
Total	38,442	39,236	41,834	44,777	48,483	23,732	22,742

The following power stations have been constructed or are currently under construction and are expected to be put into commercial operation between 2002 and 2004:

Komotini	495 MW installed capacity natural gas-fired, with diesel-oil back-up. The station is expected to be fully operational in early 2002. The budgeted cost for this power station is expected to be approximately GRD 84.8 billion (€ 249 million).
Florina	330 MW installed capacity, lignite-fired power station. Commercial operation of the station is expected to commence in the second half of 2002. The budgeted construction cost for this power station is expected to be approximately GRD 181.9 billion (€ 534 million).
Messochora	162 MW installed capacity, hydroelectric station. The station at Messochora was completed five years ago but remains inoperable, due to certain issues with the local authorities that we expect to resolve in the near future. You should read "Our Business—Environmental Matters" for a more detailed discussion on our station in Messochora. The total cost for this power station is approximately GRD 135.1 billion (€ 396 million).
Linoperamata, Crete	43.3 MW installed capacity light fuel oil-fired station. Commercial operation of the station is expected to commence in the second half of 2002. The budgeted cost for this power station is expected to be approximately GRD 10.9 billion (€ 32 million).
Atherinolakkos Lasithi, Crete	A power station comprising a 75 MW to 85 MW diesel engine fired with heavy oil and a 100 MW to 110 MW conventional heavy fuel oil-fired steam electric unit with natural gas-firing capabilities. Commercial operation of the station is expected to commence in 2004. The budgeted cost for this power station is expected to be approximately GRD 80.0 billion (€ 235 million).

Of the total costs budgeted for the construction of the above power stations, approximately 54% had been incurred as at 30th June, 2001.

In addition, the construction of certain hydroelectric power stations is currently under consideration.

In making decisions regarding the types of power stations in which we intend to invest, we balance between fuel costs and investment costs. Lignite-fired power units have a higher investment cost per KW component than gas- or oil-fired power units. On the other hand, lignite fuel costs are significantly lower than those of gas- or oil-fired power units.

Base load, intermediate and peak load

Lignite-fired stations are best for, and are generally used for, continuous base-load operation. They have low unit fuel costs which make operation throughout the day economically efficient. Gas- and oil-fired stations are better for intermediate load and are shut down during periods of low demand and restarted when demand increases. Hydroelectric stations, which are constrained by the capacity of their reservoirs and unpredictability of rainfall as well as our irrigation obligations, are generally run at peak load. The generating capacity provided by our hydroelectric stations is important in meeting peaks in demand, which may be relatively steep in the summer. These stations are designed to be available for immediate response. If the generating capacity of our hydroelectric stations is limited, we have to rely more heavily on thermal production, mainly from our gas-fired and oil-fired stations.

Maintenance

We generally carry out scheduled maintenance during periods of lower demand in the spring and autumn of each year. On average, generation by each of our thermal stations is interrupted for approximately 38 days per year for maintenance. We conduct maintenance on our hydroelectric stations when they are not in operation. Our own employees generally carry out maintenance work although outside contractors may be used as required. In accordance with our business strategy, we plan to focus our maintenance activities on a programme of preventative maintenance and repair procedures in the future as a means of reducing costs.

Our sources of electricity generation

We produce electricity from thermal sources, including lignite, oil and natural gas, water flows and other renewable resources. We do not operate any nuclear power stations and have no plans to develop a nuclear power generating capacity.

Thermal Production

As at 30th June, 2001, we had 10 thermal stations (including the Lavrio station) comprising 29 generating units with a total installed capacity of 6,810 MW in the interconnected system. In addition, at 30th June, 2001, we had two thermal stations in Crete and one in Rhodes, comprising a total of 32 generating units with a total installed capacity of 720 MW. On that date, we also had 36 smaller autonomous thermal stations, comprising 250 generating units with an installed capacity of 530 MW located on the autonomous islands, owned and operated by the Distribution business unit. All but one of our thermal stations consist of two or more generating units.

Our lignite-fired power stations are steam-condensing units that consist of closed-cycle systems in which water is transformed into steam (by burning lignite to heat water) and used in a turbogenerator to generate electricity. Residual steam is turned back into water through a cooling process by using cooling towers or, in some cases, sea or river water. Our combined cycle units use a gas turbine together with a steam turbine: heat from the exhaust gases from the burning of natural gas or diesel oil is recovered and used to create steam which is then used to power a steam turbine that drives the

electrical generator. Our natural gas-fired power stations are steam turbine units that burn natural gas to produce steam to turn a turbine that drives the electrical generator.

Lignite

We own and operate seven lignite-fired power stations with a total installed capacity of 4,933 MW, representing approximately 44% of total installed generating capacity as at 30th June, 2001. Our lignite-fired power stations are part of the interconnected system. All of our lignite-fired power stations are located close to our mines, in order to reduce transportation costs and facilitate supply of lignite, most of which is transported by conveyor belts. As we currently mine all of the lignite used in our lignite-fired stations from our own mines, production costs are the only costs of this thermal production source.

The lignite in our mines has a calorific value of between 1,050 and 2,300 kcal/kg, which is relatively low compared to the average calorific value of lignite produced in other lignite mines in Europe. However, given our low costs of mining lignite, it is an economical fuel source. In addition, lignite extracted in the Lignite Centre of Western Macedonia generally has a low sulphur content and, combined with its high levels of calcium oxide (a desulphurising agent), is less environmentally harmful. Each of our lignite-fired power stations is constructed to use the lignite deposits located close to the station. We design our power stations to burn the lignite produced in the neighbouring mines, taking into account its specific calorific value and other characteristics in order to maximise efficiency of operations and minimise emissions.

We generally keep sufficient quantities of lignite in stock for approximately 25 days' operation of each of our lignite-fired power stations. Lignite is stored in each station's stockyard.

We do not currently buy lignite from private mines (although we have in the past) because we have sufficient supplies of the appropriate quantity and quality of lignite from our own mines. However, we have recently concluded negotiations with two private mines in Florina to supply a substantial quantity of the lignite to our lignite-fired power station under construction in Florina that we expect to be operational by the end of 2002.

We expect lignite to continue to be the predominant source of our electricity production in the interconnected system for the near term. In 2000, lignite accounted for approximately 69% of total generation supplied to the interconnected system. The following table shows lignite use from our two production areas, Lignite Centre of Western Macedonia and Lignite Centre of Megalopolis (located in the Peloponnese region) for each of the five years ended 31st December, 2000 and for the six months ended 30th June, 2000 and 2001:

	Year ended 31st December,					Six months ended 30th June,	
	1996	1997	1998	1999	2000	2000	2001
	(million tonnes)						
Lignite Centre of Western Macedonia	44,920	46,366	48,155	47,416	51,373	25,688	25,663
Lignite Centre of Megalopolis	12,447	11,698	11,948	13,131	12,514	6,718	6,556
Total	57,367	58,064	60,103	60,547	63,887	32,406	32,219

Oil

We own and operate in the interconnected system one oil-fired power station and two oil-fired units at the Lavrio station, with a total installed capacity of 777 MW, representing approximately 7% of total installed generating capacity in the interconnected system as at 30th June, 2001. In addition, we own and operate two oil-fired power stations in Crete and one in Rhodes, with a total installed capacity of 720 MW. We also own and operate 36 oil-fired power stations located on the other autonomous islands, which are significantly smaller than the oil-fired power stations of the mainland and those in Crete and Rhodes. They have a total installed capacity of 530 MW, representing approximately 5% of total installed generating capacity as at 30th June, 2001. You should read "Our Business—Distribution" for a more detailed discussion of generation on the autonomous islands.

Heavy fuel oil and diesel oil are currently supplied on an exclusive basis by Hellenic Petroleum or ELPE, an oil company controlled by the Hellenic Republic. We recently renewed our supply contract with ELPE until the end of December 2002. Heavy fuel oil and diesel oil prices are based on prices published according to Platt's OILGRAM and are set in U.S. dollars. We pay for heavy fuel oil and diesel oil in Greek drachma. We are currently considering hedging some foreign exchange and oil price risks.

The following table shows the volume of heavy fuel oil and diesel oil consumed during the five years ended 31st December, 2000 and the six months ended 30th June, 2000 and 2001:

	Year ended 31st December,					Six months ended 30th June,	
	1996	1997	1998	1999	2000	2000	2001
Heavy Fuel Oil(1)	1,590	1,540	1,496	1,485	1,622	759	716
Diesel Oil(2)	442	432	444	389	455	192	197

(1) Heavy fuel oil in thousands of metric tonnes.
(2) Diesel oil in thousands of kilolitres.

We expect to decrease the use of oil-fired generating units in the interconnected system as a proportion of the total generating capacity due to our increasing use of natural gas and lignite for power generation. However, we expect that oil will continue to play a significant role in generating electricity on the autonomous islands. Virtually all electricity generated in the year ended 31st December, 2000 on the autonomous islands was generated from oil-fired power stations.

We are required by law to maintain a minimum inventory of each type of liquid fuel used (heavy fuel oil and diesel oil), corresponding to a 90-day operation of our oil-fired power stations, which accounted for approximately 18% of our total installed capacity as at 30th June, 2001. These inventories are determined on the basis of our total annual consumption of heavy fuel oil and diesel oil. Part of this requirement (55% for heavy fuel oil and 25% for diesel oil) is stored by ELPE under the terms of the fuel supply contract. We maintain the rest of the legally required inventories in the storage tanks located at our power stations.

Natural Gas

We own and operate one natural gas-fired power station and two CCGT units at the Lavrio station with a total installed capacity of 1,100 MW, representing approximately 9.8% of our total installed capacity as at 30th June, 2001. We are constructing a 495 MW combined cycle natural gas-fired power unit at Komotini which is expected to be fully operational in early 2002. We commenced generating electricity from natural gas in 1997, when we began converting the heavy fuel oil-fired power station in Agios Georgios, near Athens. All of our gas-fired power stations are part of the interconnected system.

We are the largest purchaser of natural gas in Greece. We purchase more than 65% of DEPA's gas output under a gas purchase contract which commenced in 1994. Pursuant to the terms of our gas purchase contract with DEPA, we are subject to a minimum "take-or-pay" obligation, under which we commit to pay for a minimum amount of gas irrespective of actual consumption. This "take-or-pay" obligation provides for a four-year clearance period. To date, we have exceeded our contractual annual "take-or-pay" gas purchase obligations and expect to continue meeting our annual obligations.

Pursuant to the terms of this contract, we are also entitled to the most competitive natural gas price offered by DEPA for the purposes of electricity generation. Prices are determined by a formula which takes into account market prices of heavy fuel oil, gas oil and certain types of crude oil. As part of the contract, DEPA is required to remit part of its earnings to us if DEPA's earnings exceed a certain threshold. You should read "Relationship with the Selling Shareholder" for more information on our contract with DEPA.

Gas prices for each quarter are fixed on the basis of the average for the prior six months from the start of the quarter.

The following table shows the volume of natural gas we used during the five years ended 31st December, 2000 and the six months ended 30th June, 2000 and 2001:

	Year ended 31st December,					Six months ended 30th June,	
	1996	1997	1998	1999	2000	2000	2001
	(millions normal m³)						
Natural Gas	—	61.9	488.9	996.9	1,439.0	646.0	709.3

Hydroelectricity

We own and operate 24 hydroelectric stations with a combined installed capacity of approximately 3,061 MW, representing approximately 27% of total installed generating capacity as at 30th June, 2001. However, the actual generation of electricity from hydroelectricity amounted to only 4,056 GWh (or approximately 8.4% of our electricity production) during the year ended 31st December, 2000 and only 997 GWh (or approximately 4.4% of our electricity production) during the six months ended 30th June, 2001. The average annual hydroelectricity production of approximately 4,000 GWh may vary depending on annual variations in rainfall levels. Generally, we use hydropower as a peak load source. Due to public service obligations, such as the provision of irrigation water, some of our hydroelectric stations also operate during off-peak times. Hydroelectric stations generally require lower levels of maintenance and staffing than other types of power stations.

The following table sets out, as at 30th June, 2001, our hydroelectric stations by type, installed capacity and net production:

	No. of Stations	Installed Capacity	Net Production
		(MW)	(TWh)
Natural inflows	22	2,362	3,261
Pump storage	2	699	795
Total	24	3,061	4,056

At times of low electricity demand, generally in the evening and at night, pump storage hydroelectric stations pump water from a source at a lower level to a higher level where it is stored in a lake or reservoir for release at times of high electricity demand.

The weighted average age of all our hydroelectric stations as of 30th June, 2001 was 22 years.

All water in Greece is owned by the Hellenic Republic, which currently allows us to use water without charge for the purposes of generating electricity in our hydroelectric stations. You should read "Our Business—Environmental Matters" for a more detailed discussion of regulation relating to the use of water.

Irrigation obligations

We are obliged by law to provide water from our hydroelectric stations for irrigation purposes. This public service obligation is imposed on us on an annual basis by a joint ministerial decision. We expect that we will receive some compensation for this public service obligation either by the Hellenic Republic or from a special account established under the Liberalisation Law and administered by the HTSO or by passing the cost to our customers. You should read "Regulation of the Greek Electricity Sector" and "Relationship with the Selling Shareholder" for a more detailed discussion of our public service obligations.

We do not consider the supply of irrigation water to be a material financial burden on us even though it may require us to release water, thereby generating electricity at times of the day that may not be the most economical for us.

Production from wind and other renewable resources

Currently, we produce very small amounts of electricity from renewable resources. As at 30th June, 2001, all of our generation from renewable resources was from wind turbine parks and photovoltaic stations, with a total installed capacity of 37 MW and net production of 91 GWh, all but one of which is located in the autonomous islands. The Distribution business unit is responsible for our generation from renewable resources.

PPC Renewables and COGEN are investigating opportunities to increase generation from renewable resources. In February 2001, we applied to the Minister of Development to be granted authorisation for the construction of 19 wind parks with an installed capacity of 167 MW and a number of geothermal stations with an installed capacity of 150 MW.

Capital investment programme

In addition to the construction of additional generating capacity, the environmental performance of two lignite-fired power units in the Kardia, Ptolemais power station will be upgraded starting in 2003 by retrofitting electrostatic precipitators to reduce emissions. Similarly, four units of the Agios Dimitrios power station will be retrofitted from 2003 to 2006. The environmental performance of some units at the Megalopolis A power station will also be upgraded by means of lignite electrostatic precipitators and retrofitting an industrial waste water treatment plant.

Employees

As at 30th June, 2001, our Generation business unit employed 6,768 full-time employees.

Transmission

Our Transmission business unit owns the interconnected transmission network on which the HTSO transports electricity on high voltage lines from the power stations where it is generated (whether from us or other generators in the future) or, in the case of imported electricity, from the interconnection points, to our distribution network throughout the interconnected system and to certain directly connected high voltage customers. This transmission system is referred to as the interconnected transmission system. We own the interconnected transmission system pursuant to an exclusive licence for the ownership of the transmission system, although, pursuant to the Liberalisation Law, the HTSO is responsible for its operation, maintenance and development and for access to it by third parties. Currently, we carry out the physical operation and maintenance of the interconnected transmission system at the direction of the HTSO.

The backbone of the interconnected transmission system comprises three double-circuit lines of 400 kV, transmitting electricity from power stations in Northern Greece, where approximately 70% to 75% of our generating capacity is located, to the principal consumption centres in Central and Southern Greece, where approximately 65% to 70% of the electricity generated is consumed. The interconnected transmission system also comprises further 400 kV and 150 kV lines. In addition, a 66 kV line and a 150 kV line connect the island of Corfu to the interconnected transmission system.

The following map shows the 400 kV transmission lines of the interconnected transmission system as at 30th June, 2001.


SERBIA
KOSOVO B
CHUDOMIR
PLOVDIV
VETREN
CHAIRA
MARITSA3
SKOPJE4
FYROM
BLAGOEVGRAD
BULGARIA
BABAESKI
HAMITABAT
DUBROVO
FILIPPI
BITOLA
TURKEY
AGRAS
EDESSAIOS
FLORINA
THESSALONIKI
ELBASAN
AG. DIMITRIOS
AMYNTEO
MAKROHORI
PTOLEMAIDA
KARDIA
ASOMATA
SFIKIA
POLYFITO
ALBANIA
TURKEY
TO ITALY
PIGES AOOS
TRIKALA
LAROSSA
CORFU (KERKYRA)
LOUROS
POURNARI 1
PLASTIRAS
KREMASTA
KASTRAKI
ACHELOOS
STRATOS
GIONA
DISTOMO
LARYMNA
ALIVERI
AHARNES
AG. STEF.
KOUIROU
PALLINI
AG. GEOR
ARGILIS
LAVRIO
LADONAS
MEGALOPOLIS
RHODES
CRETE
LEGEND
UPGRADING TO 400 KV FLORINA-BITOLA
400 KV TRANSMISSION LINES AND CABLES
UNDER CONSTRUCTION
400KV SUBSTATION
UNDER CONSTRUCTION
THERMAL POWER STATION
HYD. POWER STATION

As at 30th June, 2001, the interconnected transmission system comprised a total of 10,148 kilometres of transmission lines, as presented in the following table. Our Transmission business unit does not operate the 620 kilometres of our transmission lines on the autonomous islands and the 121 kilometres of 150 kV underground lines in Athens, which are operated by the Distribution business unit.

	Transmission Lines (Interconnected Transmission System)			
	400 kV	150 kV	66 kV	Total
		(km)		
Overhead	2,319	7,659	39	10,017
Submarine	—	88	15	103
Underground	—	28	—	28
Total	2,319	7,775	54	10,148

The average age of our transmission lines is 18 years for the 400 kV lines and 27 years for the 150 kV lines.

Corfu and the other Ionian islands, as well as certain of the Aegean islands, are linked to the interconnected transmission system. However, most of the remaining islands, including Crete and Rhodes, are not linked to the interconnected transmission system because their distance from mainland Greece renders it uneconomical to establish a submarine cable link to the interconnected transmission system. These islands are served instead by autonomous power stations and transmission and distribution facilities located on the islands. We own and operate the transmission and distribution systems on all the autonomous islands. These systems are the responsibility of the Distribution business unit. You should read "Our Business—Distribution" for a more detailed discussion of transmission and distribution on the autonomous islands.

We have recently built new overhead lines, new sub-stations and a 150 kV submarine cable providing a second supply line to the Ionian islands. This submarine cable completes a loop in the transmission lines supplying these islands, which will increase the reliability of the connection by allowing electricity to flow from the mainland to the Ionian islands at either end of the loop, bypassing intermediate faults that may disrupt transmission.

Under Greek law, we benefit from rights of way for all of our transmission lines and pylons. We generally expropriate the land needed for the construction of pylons pursuant to authorisations by the Hellenic Republic and at a price determined by the Greek courts.

As at 30th June, 2001, our transmission system also incorporated 473 power transformers and auto-transformers with a total capacity of 35,363 MVA.

The following table gives details of our high voltage transformers in the interconnected transmission system as at 30th June, 2001:

	HV Transformers (Interconnected Transmission System)		
	kV	MVA	Number of units
Step-up	400	4,983	16
	150	6,862	63
	20	7	2
Step-down	150	13,036	316
Step-down and Ancillaries	150	1,385	38
Autotransformers	400/150	9,010	34
	66/20	25	1
	66/15	50	2
	20/15	5	1
Total		35,363	473

The average age of our high voltage transformers is 20 years for the step-up transformers and 17 years for the step-down transformers.

Operation of the system

The HTSO operates the interconnected transmission system and the interconnections with other networks in accordance with the Grid Code. Pursuant to the Liberalisation Law, we currently hold a 49% share in the HTSO, although this share will be reduced as other generators enter the market.

The HTSO can direct us to undertake improvements, additions and maintenance to the interconnected transmission system, but must remunerate us for our costs in doing so at a reasonable profit, under the terms of the Transmission Control Agreement. The amount of remuneration is calculated by reference to a formula which reflects our actual cost of maintaining and updating the transmission system, depreciation, and return on invested capital. If we decline to undertake a project, the HTSO can direct a third party to construct the required transmission infrastructure in order to improve or add to the interconnected transmission system, including the international interconnectors. However, we would own any such additions or improvements to the interconnected transmission system, whether built by us or by a third party, following a concession period to allow the third party to recoup its investment. You should read "Regulation of the Greek Electricity Sector" for a more detailed discussion of the HTSO powers.

The HTSO provides access to the interconnected transmission system for authorised generating companies and allows for the interconnection of the interconnected transmission system with the mainland distribution system, which is the responsibility of the Distribution business unit. In the scheduling and despatch of generation, the HTSO is obliged to give priority load allocation to electricity generated from renewable resources or co-generation facilities.

The HTSO will charge a tariff to authorised generating companies and suppliers, including us, for providing access to the interconnected transmission system. By law, this tariff is set by the HTSO and is calculated by reference to the cost of the assets we must use to connect the generating units to the transmission system. The HTSO also charges a tariff to authorised generating companies, including us, for the use of the interconnected transmission system. This tariff will be set annually by the HTSO and is expected to be based on the total anticipated annual cost of maintenance, development and operation of the system for that year. You should read "Regulation of the Greek Electricity Sector" for a more detailed discussion of the tariff structure.

As at 31st December, 2000, the peak carrying capacity of the interconnected transmission system was 12,374 MVA and the peak historical demand, experienced on 6th July, 2000, was 8,531 MW, representing approximately 84% of the peak carrying capacity.

The following table shows annual power loss from the interconnected transmission system for the periods indicated, as a percentage of power generated in the interconnected system (including exports and imports) for the five years ended 31st December, 2000 and the six months ended 30th June, 2000 and 2001:

	Year ended 31st December,					Six months ended 30th June,	
	1996	1997	1998	1999	2000	2000	2001
				(Percent)			
Power loss	4.3	4.1	3.6	3.5	3.1	3.2	3.1

Interconnections

The interconnected transmission system is connected with the transmission systems of Bulgaria, Albania and FYROM. Historically, imports have been used to support the reliability of the Greek electricity grid in case of emergency or to replace our hydroelectric generation during dry periods. The interconnections with Albania and FYROM each comprise a single 400 kV and a single 150 kV line, although we expect the 150 kV line between Greece and FYROM to be upgraded to a 400 kV line in the medium term. However, the interconnection capacity with Albania is restricted to between 250 MVA to 300 MVA due to capacity limitations of the autotransformer in Albania. These interconnectors each have a nominal carrying capacity of approximately 1,500 MVA. The interconnection with Bulgaria comprises a single 400 kV line, with a carrying capacity of 1,400 MVA. While Greece is a member of

the Union for Coordination of Transmission of Electricity, the Greek network does not function in parallel with this intra-European transmission network because of damage to the transmission installations in Croatia and Bosnia-Herzegovina sustained during the conflicts in the early 1990s.

By Ministerial decision dated 22nd October, 2001, 370 MW of the 600 MW of interconnection capacity available to importers through the interconnection with Albania, Bulgaria and FYROM is allocated to us and the balance will be auctioned on an annual and daily basis. Of the 370 MW of capacity allocated to us, 220 MW will be made available on a long-term basis (for one-year periods) and 150 MW will be made available on a daily basis. We will pay a tariff for the long-term allocation; this tariff will be the same as the price set by the auction for annual allocations to third parties. No tariff is charged for daily capacity, whether allocated to us or subject to the auction. This Ministerial decision will be in effect until the end of 2004.

A 400 kV direct current transmission line with 500 MW capacity between Greece and Italy is being prepared for full commercial operation, and will create the first direct connection between the two countries. The line is 270 kilometers long, including 163 kilometers of submarine cable. We are undertaking this project jointly with ENEL S.p.A.. Operation of this connection commenced in November 2001. The aggregate capital expenditure for the project is expected to be approximately GRD 112,447 million (€ 330 million), of which our contribution is expected to be approximately GRD 26,237 million (€ 77 million). We expect to meet our payment obligation with grants from the EU totalling GRD 10,222 million (€ 30 million), with the remainder to be financed by our self-generated funds and borrowings, including loans from the European Investment Bank. We are currently in negotiations with TERNA S.p.A. ("TERNA") (a member of the ENEL group and owner of the transmission system in Italy), aimed at finalising the operating, maintenance and commercial issues of this interconnection. We plan to enter into an agreement with TERNA, pursuant to which we intend to establish a joint venture company to handle the commercial operation of the interconnection with Italy. Implementation of this joint venture will be subject to prior clearance of the Commission of the European Union.

With the agreement of the HTSO, we also plan to build a 400 kV interconnection line with Turkey and are currently undertaking a feasibility and construction study for this line.

Interruptions

Except as described below, we have not experienced blackouts, short-term losses or other major failures in our interconnected transmission system over the past decade. We have experienced brownouts in the Athens area in July 1998, due to operation of a line at over-capacity, and in September 1999, due to earthquake damage. Since 1999, a third 400 kV transmission line running from the north to the south was completed in the Athens area to increase the capacity and reliability of the connection in that area. In 2001, we experienced failures due to transformer malfunction in January and June, which caused brownouts in the Thessaloniki area. There are currently no particular areas where faults or interruptions occur; however, the distribution and transmission cables on the islands and in some regions close to the sea are sometimes subject to inefficiencies due to saline pollution of the insulators. Since 3rd May, 2001, the HTSO has been responsible for restoring transmission faults in the interconnected transmission system which result in any interruptions.

The following table shows the average time in minutes that we needed to restore transmission faults on the interconnected transmission system for the five years ended 31st December, 2000:

	Year ended 31st December,				
	1996	**1997**	**1998**	**1999**	**2000**
			(minutes)		
Average time to restore transmission faults	165	193	156	130	133

Capital investment programme

The HTSO assumed responsibility for maintenance and investment in the interconnected transmission system on 3rd May, 2001, when it took over the operation of the system, and has the responsibility for ensuring the completion of all capital investment projects relating to the system that we started prior to that date.

Employees

As at 30th June, 2001, the Transmission business unit employed 1,986 full-time employees, of which approximately 500 were employed in the engineering and construction of the system and approximately 1,300 were employed in the physical operation and maintenance of the system. These numbers do not include the employees from this business unit that have already been transferred to the HTSO, primarily from the areas of despatch and control of the transmission network. Out of the 158 employees transferred to the HTSO, a total of 128 employees have been transferred from the Transmission business unit to the HTSO. The HTSO assumes the cost of the transferred employees.

Distribution

The Distribution business unit distributes electricity throughout Greece (including both the interconnected system and the autonomous islands) and supplies electricity to all of our customers. The term "distribution" refers to the transportation of electricity from the transmission network to the customer purchasing the electricity for his own use. Under Greek law, we will hold an exclusive licence from the Ministry of Development, which we expect to receive shortly, to own and to operate the distribution network. Under the Network Code, we must provide access to the distribution network to third parties. You should read "Regulation of the Greek Electricity Sector" for more detail on the Network Code.

Our customers include all Non-Eligible Customers and the Eligible Customers that choose to purchase from us as their supplier. In addition, the Distribution business unit is responsible for the generation of electricity on the autonomous islands (excluding Crete and Rhodes, where electricity is generated by the Generation business unit), and operation of the transmission system on the autonomous islands (including Crete and Rhodes) and 150 kv underground lines in Athens.

Distribution network

The following table sets out our distribution network throughout Greece, as at 30th June, 2001:

	Distribution Lines (Interconnected System and Autonomous Islands)		
	22, 20, 15, 6.6 kV	230-400 Volt	Total
		(km)	
Overhead	84,700	93,400	178,100
Submarine	1,024	1	1,025
Underground	6,900	9,200	16,100
Total	92,624	102,601	195,225

The Distribution business unit also operates the 620 kilometres of transmission lines on the autonomous islands and 121 kilometres of 150 kv underground lines in Athens:

	Transmission Lines (Autonomous Islands and Athens)		
	150 kV	66 kV	Total
		(km)	
Overhead	500	120	620
Submarine	—	—	—
Underground	121	—	121
Total	621	120	741

As at 30th June, 2001 our distribution network also incorporated 127,110 medium voltage transformers with a total capacity of 20,800 MVA. The following table gives details of our medium voltage transformers throughout Greece as at 30th June, 2001:

	MV Transformers (Interconnected System and Autonomous Islands)		
	kV	MVA	Number of Units
Step-down	22, 20, 15, 6.6/0.4	19,800	127,000
Step-down and ancillaries	22, 20, 15, 6.6/0.4	—	—
Autotransformers	20/15	1,000	110
Total		20,800	127,110

As at 30th June, 2001 our transmission network on the autonomous islands and Athens incorporated 103 high voltage transformers with a total capacity of 4,960 MVA. The following table gives details of our high voltage transformers in the autonomous islands and Athens as at 30th June, 2001:

	HV Transformers (Autonomous Islands and Athens)		
	kV	MVA	Number of Units
Step-up	22, 20, 15, 6.6/150,66	1,200	33
Step-down	150,66/22,20,15, 6.6	3,600	65
Step-down and ancillaries	150,66/22,20,15,6.6	10	1
Autotransformers	150,66/22,20,15,6.6	150	4
Total		4,960	103

Under Greek law, we have been granted rights of way for all of our distribution cables and poles.

We have experienced an average power loss from our distribution system of 5% per annum of power distributed during the period 1996 to 2000. Our losses on the distribution network are in line with the losses of other European electricity companies.

Virtually the entire Greek population is covered by the distribution network. We are obliged under Greek law, as owner and operator of the distribution network, to upgrade and to extend the distribution network by installing additional lines and transformers to meet actual and projected demand.

Interconnected system

Under the Liberalisation Law, as the sole distributor of electricity in Greece, in addition to distributing electricity to customers, we are required to provide access to the distribution network for all generators and suppliers who have been authorised to generate and supply electricity to Eligible Customers.

We have the right to charge a connection fee, which is set by the Ministry of Development in consultation with the RAE, to all electricity suppliers and customers for providing access to our distribution network. Currently, we are the sole electricity supplier in Greece. You should read "Regulation of the Greek Electricity Sector" for a more detailed discussion of access to our distribution network and "Operating and Financial Review and Prospects" for more details on our fees.

Pursuant to the Liberalisation Law, we plan to transfer to the HTSO our 68 power purchase contracts for the interconnected transmission system, under which we purchased power from co-generators or electricity generators using renewable resources, or the excess electricity produced by industrial producers generating for their own consumption prior to the existence of the HTSO. These power purchase contracts correspond to 290 MW of installed capacity. Since the HTSO does not operate the transmission lines on the autonomous islands, power purchase contracts for performance on the autonomous islands will remain with the Distribution business unit.

The following table sets out the amount of electricity that we sold by class of customer in the interconnected system and our total operating revenue from sale of electricity to those customers for the three years ended 31st December, 2000 and the six months ended 30th June, 2000 and 2001:

	Year ended 31st December,						Six months ended 30th June,			
	1998		1999		2000		2000		2001	
	GWh	(GRD billion)	GWh	(GRD billion)	GWh	(GRD billion)	GWh	(GRD billion)	GWh	(GRD billion)
Industrial										
High Voltage	6,146	60	6,014	60	6,585	80	3,265	38	3,298	39
Medium and Low Voltage	6,310	125	6,436	130	6,626	134	3,201	64	3,311	69
Commercial	7,427	213	8,125	238	8,726	264	4,114	124	4,356	136
Residential	11,791	289	12,191	308	12,907	312	7,091	169	7,041	175
Agricultural	2,293	26	2,184	25	2,676	30	582	7	551	6
Others	1,634	40	1,740	43	1,859	48	935	24	971	25
Total	35,601	753	36,690	804	39,379	868	19,188	426	19,528	450

(1) Operating revenues are presented on the basis of IAS, excluding unbilled revenue for medium and low voltage customers.

Within customer groups, we supply electricity to our customers, whether private or public, on generally similar contractual terms and tariffs. However, two large customers, Aluminium and the state-owned Larco enjoy special contractual conditions and discounts on tariffs.

Autonomous Islands

The Distribution business unit is responsible for the generation of electricity on the autonomous islands (excluding Crete and Rhodes), and for the transmission and distribution of electricity on all of the autonomous islands. In addition, under the Liberalisation Law, we are obliged to:

- Purchase all the electricity generated from renewable resources and any surplus electricity produced by industrial entities producing electricity for their own consumption (if produced by renewable resources or by means of co-generation), subject to technical constraints; and
- Distribute electricity to all customers on the autonomous islands, regardless of whether such electricity is generated by us or by third parties on the islands.

The following table sets out the amount of electricity that we sold by class of customer in the autonomous islands and our total operating revenue from sale of electricity to those customers for the three years ended 31st December, 2000 and the six months ended 30th June, 2000 and 2001:

	Year ended 31st December,						Six months ended 30th June,			
	1998		1999		2000		2000		2001	
	GWh	(GRD billion)	GWh	(GRD billion)	GWh	(GRD billion)	GWh	(GRD billion)	GWh	(GRD billion)
Industrial										
High voltage	—	—	—	—	—	—	—	—	—	—
Medium and low voltage	236	6	240	6	255	6	126	3	139	3
Commercial	1,230	36	1,347	40	1,420	43	539	17	566	18
Residential	1,161	30	1,245	33	1,300	33	708	18	706	18
Agricultural	198	2	250	3	234	4	76	1	75	1
Others	296	7	327	8	354	9	172	4	178	5
Total	3,121	81	3,409	90	3,563	95	1,621	43	1,664	45

(1) Operating revenues are presented on the basis of IAS, excluding unbilled revenue for medium and low voltage customers.

For the first six months of 2001, the average tariff per 100 KWh ranged from GRD 1,056.3 (€ 3.1) for agricultural customers to GRD 3,339.3 (€ 9.8) for commercial low voltage customers.

Customer Services

The Distribution business unit is responsible for metering and billing all Non-Eligible Customers as well as the Eligible Customers to whom we supply electricity. Metering the consumption of small- and medium-sized customers takes place every four months. However, bills are issued to these customers

every two months and are based on the actual meter reading or an estimation of consumption based on previous usage. For large consumption customers, meters are read and bills are issued on a monthly basis. Bills are paid at our customer centres, the branches of the Greek Post Office and Lottery Tickets selling points and by direct debit at most Greek banks.

We are required by law to collect public television and radio taxes and municipal taxes from all of our customers. These taxes are included as separate items on the bills that we send to our customers and generally represent about 26% of the bills, or approximately GRD 57 billion (€ 167.2 million) in the aggregate every two months. We deduct a 2% and 0.5% commission for the municipal taxes and public television and radio taxes, respectively, and make payment to the relevant municipality and government bodies by the 25th day of the second month following our issue of the bill to our customer.

The Distribution business unit is also responsible for the operation of 277 points of service throughout Greece. We introduced a pilot system of telephone customer service in July 2001, implemented initially at 10 points of service. These points of service offer an expanded range of services, including handling by telephone a customer's request to open and close accounts and to establish connections. We also plan to launch by the end of 2001 a unified, nationwide call centre with a single call-in number, initially to provide general customer information as well as information about their connections and their accounts. In addition, we have introduced a separate service unit for Eligible Customers, which we expect to be in full operation by June 2002.

An electricity service charter was approved at our initiative by the Ministry of Development in 1997. This charter seeks to provide more information to electricity customers concerning the terms of the services provided and to improve customer protection and satisfaction by committing, *inter alia*, to respond to customers' requests within certain time limits.

Interruptions

We have not experienced any significant unplanned interruptions in our distribution network over the three years ended 31st December, 2000. Our unplanned interruptions have been in line with the European average in terms of both frequency of occurrence and duration of interruption.

Capital investment programme

Investment expenditure on the distribution network during 2000 was approximately GRD 97 billion (€ 286 million). This investment was used for installing additional lines and substations throughout Greece to meet increased demand by existing and new clients. Budgeted investment expenditure on the distribution network for 2001 is approximately GRD 91 billion (€ 267 million) and will also be used for extending the distribution network. In anticipation of the Olympic Games which will take place in Athens in 2004, we plan to invest approximately an additional GRD 50 billion (€ 146.7 million) per year (over and above normal investment) up to and including 2004 which will be subsidized by the Hellenic Republic.

Employees

As at 30th June, 2001, the Distribution business unit employed 12,065 full-time employees, of which approximately 3,600 were responsible for operations and maintenance, approximately 3,150 for supply, approximately 2,200 for planning and construction, approximately 2,100 for support services, approximately 900 for generation (on the autonomous islands except Crete and Rhodes) and approximately 100 employees handling transmission on Crete and Rhodes.

Mining

Our Mining business unit is responsible for extracting lignite from our lignite mines in Greece to provide fuel for our lignite-fired power stations. The Mining business unit is the second largest lignite producer in the European Union and sixth in the world, mining all of the approximately 63.5 million tonnes of lignite used by our lignite-fired power stations during the year ended 31st December, 2000. We currently have the right under concessions granted by the Hellenic Republic to explore and exploit approximately 95% of the exploitable lignite reserves in Greece.

Lignite is a key strategic fuel for us for the following reasons:

- *Secure supply.* Because we own our lignite mines, all of which are within Greece, we are not subject to competition for supply and have guaranteed access to our principal fuel and to extensive know-how and infrastructure.
- *Reduced environmental impact.* Much of our lignite is generally low in sulphur, reducing emissions from many of our lignite-fired power stations.
- *Low extraction cost.* Our lignite is extracted from open-cast mines applying continuous mining methods, using high-capacity equipment (such as bucket-wheel excavators, belt conveyors and spreaders).
- *Stable cost.* Our extraction costs have remained relatively stable over time compared to the purchase costs of other fuel sources, particularly oil and natural gas.

Use of Lignite

We operate five open-cast lignite mines in the Western Macedonia region of Northern Greece and in the Peloponnese region in Southern Greece. Our four mines in the Western Macedonia region—Main Field, South Field, Kardia Field and Amynteon Field—comprise the Lignite Centre of Western Macedonia, and produced approximately 51 million tonnes of lignite during the year ended 31st December, 2000. Our mining complex in the Peloponnese region, the Lignite Centre of Megalopolis, produced approximately 12.5 million tonnes during the same period. In addition, we are preparing to exploit new reserves at a mine in Florina, in Western Macedonia. We have also located additional lignite reserves at Elassona, in Central Greece, and at Drama, in Northern Greece.

In addition to its lignite mining activities, the Mining business unit also operates the Liptol lignite-fired co-generation power station in the Ptolemais area, in Western Macedonia. The Liptol station comprises two units with an installed capacity of 10 MW and 33 MW, respectively, and supports an industrial plant producing home-heating briquettes and dried lignite, as well as supplying power to the transmission grid.

Since transportation of lignite is expensive relative to its extraction cost and calorific value, lignite can be used economically only within relatively short distances of the mines from which it is extracted. All of our lignite-fired power stations are located in close proximity to our mines, allowing lignite to be transported directly from the mine to the power station, mainly by conveyor belts. Lignite from the Lignite Centre of Western Macedonia is used in the four principal generating power stations, which are located within a radius of 12 kilometres from the mines, with a total installed capacity of 4,083 MW as at 30th June, 2001. Lignite from the Lignite Centre of Megalopolis is used in two generating power stations, which are located within a radius of 2 kilometres from the mines, with a total installed capacity of 850 MW as at 30th June, 2001.

The quality of Greek lignite varies highly both within and across mines. The calorific value of Greek lignite ranges from 1,050 to 1,100 kcal/kg in the Lignite Centre of Megalopolis; from 1,800 to 2,300 kcal/kg in the Florina area of Western Macedonia; from 1,300 to 1,400 kcal/kg in the Ptolemais area of Western Macedonia, comprising the Main Field, South Field and Kardia mines; and from 1,050 to 1,300 kcal/kg in the Amynteon mine in Western Macedonia. However, lignite extracted in the Lignite Centre of Western Macedonia, where our principal lignite mines are located, generally has a low sulphur content and, combined with its high levels of calcium oxide (a desulphurising agent), is less environmentally harmful. Each of our lignite-fired power stations is designed to burn the lignite produced in the neighbouring mines, taking into account its specific calorific value and other characteristics. We apply homogenisation methods to blend lignite of differing quality characteristics to ensure consistent operating efficiency at our lignite-fired stations. Historically, we have purchased small amounts of lignite with high calorific value from privately operated mines to be used in homogenisation. We do not currently buy any lignite from private mines as we have sufficient supplies of lignite in terms of both quality and quantity from our own mines. We do not expect to purchase lignite from private suppliers in the future, except to supply our new Florina power station until the neighbouring mines become fully operational, as discussed below.

Currently we do not have formal arrangements relating to the quality and quantity of lignite used between our Mining and Generation business units. We expect such arrangements between our business units to be formalised in the near future to provide sufficient certainty about lignite supply.

Reserves

According to the Greek Institute of Geology and Mineral Exploration, the total proven lignite reserves in Greece amount to approximately 6.7 billion tonnes located widely across Greece, of which approximately 3.3 billion tonnes remain as exploitable reserves for electricity generation.

The following table sets out the probable, proven and exploitable reserves at each of our mines as at 31st December, 2000.

Mine	Probable reserves	Proven reserves	Exploitable reserves
		(million tonnes)	
Lignite Centre of Western Macedonia, of which:			
Main Field	—	543	427
South Field	100	645	645
Kardia Field	—	481	470
Amynteon Field	—	404	322
Florina[(1)]	24	139.5	139.5
Lignite Centre of Megalopolis	10	302	286
Elassona[(1)]	15	145.5	145.5
Drama[(1)]	500	900	900

(1) Not currently being mined.

Our probable reserves in the Lignite Centre of Western Macedonia as at 31st December, 2000 amounted to 124 million tonnes, while our probable reserves in the Lignite Centre of Megalopolis as at 31st December, 2000 amounted to 10 million tonnes. Our proven reserves in the Lignite Centre of Western Macedonia as at 31st December, 2000 amounted to 2,212.5 million tonnes, and our proven reserves in the Lignite Centre of Megalopolis as at 31st December, 2000 amounted to 302 million tonnes.

"Probable reserves" refers to lignite deposits that are estimated using a grid of drill-holes that are more than 300 metres apart, and "proven reserves" refers to that part of a lignite deposit that has been established using dense drill-hole data (up to 300 metres between drill holes). "Exploitable reserves" means that part of proven lignite reserves which can support one or more lignite-fired units, taking into account its calorific value, quantity, stripping ratio, the cost of alternative fuels and current extraction technology. Because lignite cannot be transported long distances economically, we consider a new lignite deposit to be exploitable only if it is located relatively close to an existing lignite-fired power station or is large enough to justify constructing a new power station nearby.

We calculate our exploitable reserves using evaluation methods generally used in the international lignite mining industry, including internationally accepted standards of mapping, drilling, sampling, assaying and interpretation. The results of our calculations in respect of the Lignite Centre of Western Macedonia and Lignite Centre of Megalopolis have been tested by Rheinbraun Engineering GmBH, a German mining company, between 1993 and 1996, as part of the Technical Mine Master Plan project, which we prepared jointly with Rheinbraun Engineering GmBH. As part of our annual report to the Ministry of Development, we update our estimates of exploitable lignite reserves annually at each of our mines. Despite reported figures, reserves may not conform to geological or other expectations, and the volume and quality of the lignite may be below expected levels.

Based on the total amount of the exploitable lignite reserves, the current rate of power consumption and the present rate of lignite-fired generation, we estimate that our remaining reserves will last for at least 45 years in the Lignite Centre of Western Macedonia and 25 years in the Lignite Centre of Megalopolis.

The following map shows the location of our exploitable lignite reserves as at 31st December, 2000:


Drama 27%
Reserves: 900m tonnes
Western Macedonia 60%
Reserves: 2,004m tonnes
Elassona 4%
Reserves: 146m tonnes
Megalopolis 9%
Reserves: 286m tonnes

The following table sets out the exploitable lignite reserves, stripping ratio, average ash content and calorific value of the lignite mined in our mines as at or for the period indicated:

Mine	Exploitable reserves as at 31st December, 2000	Stripping ratio(1) for the year ended 31st December, 2000	Average ash content, water-free	Calorific value
	(million tonnes)	(m^3/tonne)	(percentage)	(kcal/kg)
Lignite Centre of Western Macedonia, of which(2):				
Main Field	427	5.3	33.8	1,323
South Field	645	5.2	32.0	1,300
Kardia Field	470	3.6	25.9	1,462
Amynteon Field	322	7.3	35.9	1,300
Lignite Centre of Megalopolis	286	1.7	38.2	1,050

(1) The stripping ratio is defined as the cubic metres of waste material that must be extracted in order to produce one tonne of lignite. We expect stripping ratios to remain stable in the near term.
(2) Excludes Florina, which is expected to be operational by mid-2002.

The sulphur content of the lignite we mine in the Lignite Centre of Western Macedonia ranges from 0.3% to 0.6% and in the Lignite Centre of Megalopolis, from 0.8% to 1.5%.

Excavation

Lignite deposits in Greece have an average total depth of 150 to 200 metres and typically form in layers of lignite that alternate with layers of soil. The lignite layers have an average thickness of two metres and a number of beds ranging from 20 to 30 in the Lignite Centre of Western Macedonia, while in the Lignite Centre of Megalopolis, the lignite layers vary in thickness from a few centimetres to five metres, which alternate with layers of soil. The upper-most layer of soil covering the lignite seam is known as overburden, while the soil found between the lignite layers is known as intermediate layers.

We extract lignite by continuous operation of bucket-wheel excavators, belt conveyors and spreaders. Lignite, overburden and intermediate layers are extracted by bucket-wheel excavators, by a system of benches known as terrace mining. Belt conveyors transport the extracted lignite to stockyards at the nearby lignite-fired power stations and to storage areas within the mine areas, as well as waste material to the dumping sites. Spreaders are used to dump the waste materials, comprising overburden and intermediate layers, in the dumping grounds. In order to access lignite in areas where there are hard overburden formations, we also use cast blasting. Heavy trucks are then used to remove the cleared overburden formations (typically less than 10% of total excavated material). For certain parts of our lignite deposits, whose shapes do not permit easy removal using bucket-wheel excavators, as well as some hard formations, we rely on contractors using specialised mining equipment to aid in the efficient extraction of the lignite.

Most of our electrically-driven high-capacity mining equipment has been acquired over the course of the past 30 years and is expected to be in operation for a further 30 years or more due to our extensive programme of maintenance and upgrading. Our diesel engine equipment, such as bulldozers and tractors, is replaced periodically.

The following table sets out annual lignite production volumes of each of our five mines during the five years ended 31st December, 2000 and the six months ended 30th June, 2000 and 2001[(1)]:

	Year ended 31st December,					Six months ended 30th June,	
	1996	1997	1998	1999	2000	2000	2001
			(million tonnes)				
Lignite Center of Western Macedonia, of which:							
Main Field	6.64	6.15	6.20	5.35	6.18	3.58	2.44
South Field	14.90	16.51	18.33	18.59	20.97	9.95	10.33
Kardia Field	14.94	15.42	14.92	15.43	14.86	7.61	8.72
Amynteon Field	7.84	6.79	7.20	8.28	8.82	4.47	4.03
Lignite Centre of Megalopolis	12.61	11.52	12.06	13.30	12.48	6.52	6.71

(1) Individual numbers may not sum to total due to rounding.

Lignite production per employee (excluding employees on short-term contracts) for the year ended 31st December, 2000 was approximately 10,000 tonnes. The following table shows the production per employee, calculated as tonnes of lignite mined per employee in the Mining business unit, excluding employees of our co-generation station and briquette factory, during the five years ended 31st December, 2000 and the six months ended 30th June, 2000 and 2001:

	Year ended 31st December,					Six months ended 30th June,	
	1996	1997	1998	1999	2000	2000	2001
Tonnes of lignite mined per employee	8,648	8,238	8,751	9,310	10,062	5,016	5,230

Development of mines

We are developing new lignite mines at Florina in the Lignite Centre of Western Macedonia, where we have the right to exploit approximately 50% of the exploitable lignite reserves. We expect that excavation of one of these mines will commence by the end of 2001. Once the mines are fully operational, they are expected to supply the lignite for a new lignite-fired 330 MW power station currently under construction at Florina. This power station is expected to begin generation in 2002. Before our mines at Florina are fully operational, we expect to buy a substantial quantity of the lignite required for the Florina power station from two private mining companies in the area. We are also extending one of our existing mines in the Ptolemais area of the Lignite Centre of Western Macedonia, where we have recently commenced excavation. Preliminary planning studies for new mines in Elassona and Drama have been completed, and we are awaiting the decision of our board of directors before commencing feasibility studies for the construction of new lignite-fired power stations. Due to environmental concerns expressed by residents and local authorities in the past, there was resistance to developing mining activities at Drama. We believe these concerns have been resolved.

We have spent approximately GRD 1.3 billion (€ 3.81 million) each year over the past five years on exploration and verification of reserves in our existing operating mines and in Florina, Drama and Elassona. We carry out the exploratory work to locate and assess the viability of new lignite reserves, in some cases jointly with the Greek Institute of Geology and Mineral Exploration. If we discover additional lignite reserves, the Ministry of Development may grant us the right to mine these reserves. Our concession to explore for lignite expires on 25th July, 2005 in respect of Drama and on 4th August, 2005 in respect of Elassona.

We own the land on which the mines are located. We acquired this land mainly through expropriation from private owners and, to a lesser extent, through concessions from the Hellenic Republic. The Hellenic Republic owns all lignite deposits, and has granted mining rights to us that allow us to extract the lignite. Mining rights to our reserves at Ptolemais, part of the Lignite Centre of Western Macedonia, as well as our reserves at the Lignite Centre of Megalopolis, have been granted to 5th March, 2026. Pursuant to Greek law, we have the right to renew these mining rights for an additional 25 years, and on our application to the Ministry of Development, this right to renew can be extended for a further 25 years, for a maximum extension of 50 years. Mining rights to our reserves at Amynteon and Florina,

also part of the Lignite Centre of Western Macedonia, expire on 23rd August, 2018 and 21st August, 2024, respectively, with a right of renewal for a further 20 years.

We do not currently pay any royalty, concession fee or other fee for the lignite we extract. However, under Greek law, we are subject to a special levy for lignite-generated electricity equal to 0.4% of our annual turnover. We pay this levy to a special fund, from which payments are allocated to the prefectures in which our lignite-fired power stations are located. The amounts for each prefecture are allocated according to production from the lignite-fired stations of each prefecture. By law, the prefectures must use funds raised by this special levy to pay for social and economic development programmes. The mines not operated by us do not pay a special levy for lignite-generated electricity to the municipalities but instead pay a levy to the Hellenic Republic amounting to 6% of their cost of extracting lignite.

Once a mine's exploitable reserves are exhausted, we are required to restore the land. Until recently, prior to the adoption of a new law, restored land reverted to the Hellenic Republic. As of 30th June, 2001, only a small portion of this restored land had reverted to the Hellenic Republic. According to the new law, restored mining areas now remain our property. We restore exhausted mines by levelling the land, planting vegetation and landscaping. In the year ended 31st December, 2000, we spent approximately GRD 1.2 billion (€ 3.52 million) on land restoration.

Licences

We hold all exploration and extraction concessions and other secondary licences (such as transportation and storage of explosives) required to carry out our mining operations. However, we do not currently have all of the necessary environmental permits for our mining activities. We have submitted all required environmental impact assessment studies to the Ministry of the Environment and are awaiting approval of the environmental permits for those of our mines which have not yet been granted by the Ministry of Environment. You should read "Our Business—Environmental Matters" for a more detailed discussion of the regulatory regime applicable to our mining operations.

Employees

As at 30th June, 2001, the Mining business unit employed 6,321 full-time employees, and approximately 370 employees on short-term contracts to support our mining activities.

Employees

We had a total of 31,005 full-time employees at 30th June, 2001. The following table shows a breakdown of employees by category as at the dates indicated:

	As at 31st December,					As at 30th June,	
	1996	1997	1998	1999	2000	2000	2001
Category:							
Administration	7,134	4,162	4,092	3,964	3,823	3,903	3,865(1)
Generation	6,719	7,377	7,290	7,217	6,934	7,062	6,768(4)
Transmission	2,209	2,370	2,321	2,236	2,148	2,197	1,986(2)
Distribution	11,654	13,069	12,922	12,756	12,283	12,527	12,065(3)
Mining	6,760	7,021	6,880	6,715	6,457	6,570	6,321
Total	34,476	33,999	33,505	32,888	31,645	32,259	31,005

(1) Includes 924 employees transferred to the PIO and 27 employees transferred to the HTSO in the first six months of 2001.
(2) Includes 128 employees transferred to the HTSO in the first six months of 2001.
(3) Includes one employee transferred to the HTSO in the first six months of 2001.
(4) Includes two employees transferred to the HTSO in the first six months of 2001.

We are currently pursuing a policy of workforce rationalisation, through a combination of natural attrition and constrained hiring, pursuant to which only one out of every ten retirees will be replaced by a new hire. Such workforce rationalisation is expected to result in a reduction of approximately 20% from the number of employees we had at 31st December, 2000, in all employment levels by 2005.

Approximately 92% of our employees, including management, belong to unions. Over 80% of all employees belong to GENOP, the largest union in Greece, with the balance belonging to two smaller unions, the New Federation of Personnel and the Federation of PPC Personnel. Management are non-participating members of unions.

We believe that our relations with our employees and our unions are good, despite certain claims of employees and pensioners against us. You should read "Our Business—Legal proceedings" for a more detailed discussion of these claims. As a result, we have not experienced any significant industrial disputes, strikes or other work stoppages since August 1992 but experience some occasional strikes. Our management expects this situation to continue in the future, since it co-operates with the unions to ensure stable labour relations.

Wages are set pursuant to the guidelines of our personnel charter and collective labour agreements. Each year, our management and representatives of GENOP negotiate a collective labour agreement that sets wage increases and other labour practices. GENOP is the most representative union of our employees and accordingly, the one with whom we are required by law to negotiate. Our collective labour agreements are usually for a one-year period except for the two most recent agreements for 1999 and 2001, which were for two-year periods. Negotiations for new agreements commence prior to the expiration of the preceding collective labour agreement and the new agreement enters into force immediately upon its signing. The collective labour agreements for 1997, 1998, 1999 and 2001 resulted and will result in annual wage increases of approximately 9%, 7%, 5%, 6%, 6% and 6% for each of the years 1997-2002.

Our employees' compensation (other than certain of the General Managers) does not include any performance-based profit-sharing or bonus schemes. Currently, there are no plans to introduce an employee share option scheme. Under our personnel charter and the collective labour agreements, compensation is based almost exclusively on the length of service and the employees' qualifications. New employees join at a relatively low salary level, which increases depending on length of service rather than on performance. Our Chief Executive Officer, Chief Financial Officer and the General Manager of the Transmission business unit may receive a bonus of 20% of their annual salaries if they meet agreed targets. We are considering implementing a similar incentive scheme in respect of our other managers.

In addition, our employees receive certain benefits in kind. We fund four day care centres and two camping facilities operated by the PIO. Our employees receive up to 13,500 KWh of electricity per household per year at a reduced price; the average price reduction is 50%.

Personnel matters are subject to our personnel charter, the collective labour agreements, general labour legislation, and specific laws and regulations for public companies pertaining to the hiring and dismissal of employees. Hiring in the public sector, and also in our company, is based on a publicly announced exam or selection process. The criteria for this selection process are stipulated in the law and vary depending on the category of position to be filled. Candidates are selected mainly on the basis of their academic qualifications, age and family situation. Large layoffs of more than 30 personnel are prohibited under Greek labour law. Our employees can be dismissed, *inter alia*, for embezzlement of funds or for poor performance; however, this happens rarely.

Pension benefits

Our employees receive pension, healthcare and welfare benefits as required by Greek law and collective bargaining agreements with our unions.

Prior to the pension reform in Greece in 1992, we had no obligation to make employer contributions according to a defined contribution formula. We were, however, responsible for all payments and liabilities in respect of pensions or healthcare. Under Greek law, until 1st January, 2000, we paid pensions and related employee benefits out of our overall income rather than out of a separate fund as the liability arose. No separate fund nor any financial reserves were maintained to cover current or accrued pension liabilities.

Since 1st January, 2000, our employees and pensioners are covered by the PIO, a specific pension fund established for us under the Liberalisation Law. The PIO is a public entity supervised by the Hellenic Republic. This new entity has taken over our responsibility for meeting liabilities in respect of pensions, healthcare for our employees and pensioners, and other social security expenses. We are no longer obliged to make any payments in respect of pensions or healthcare as we had been prior to 1st January, 2000 and we have, in effect, no pension liability except as described below. All employer, employee and pensioner contributions are paid to the PIO. As the PIO began operating in August

2001, we have been reimbursed by the Hellenic Republic for all pension liabilities that we had to meet between the establishment of the PIO and the date on which it commenced its operations. As an employer, we are required to contribute an amount that varies depending on when an employee has entered the labour force, in accordance with the terms of the pension reform law of 1992:

- For employees who entered the labour force prior to 1st January, 1993 (the "old regime"), our contributions, from 1st January, 1993, amount to 31.5% (36.5% for employees working under hazardous conditions) of each employee's salary, up to a monthly salary of GRD 1 million (€ 2,935); and
- For employees who entered the labour force after 1st January, 1993 (the "new regime") our contributions amount to 21.4% of each employee's salary, up to a monthly salary of GRD 620,000 (€ 1,820).

In addition, we are required to contribute to the main social security fund 6.5% of each employee's salary, up to a monthly salary of GRD 650,000 (€ 1,907).

Currently, approximately 1,350 of our employees are covered under the new regime and approximately 29,650 employees are covered under the old regime.

The PIO is *mainly financed* by:

- Our social security contributions;
- Our employees' and pensioners' contributions; and
- Payments by the Hellenic Republic to cover the difference between the total income of the PIO and its payment obligations for healthcare and pension benefits which are provided for in the annual state budget and in accordance with article 34 of the Liberalisation Law. The Hellenic Republic assumed this obligation in consideration for the property arising from employee and employer's contributions, such property being integrated in our company and not in a separate fund.

In addition, according to the Liberalisation Law, the PIO will receive part of the net proceeds of the shares sold by the Hellenic Republic in the combined offering. Specifically, the PIO will receive 20% of the proceeds from the sale of the first 25% of our existing shares and 15% from the sale of any existing shares by the Hellenic Republic thereafter. The proceeds will be invested by the PIO. The PIO will be entitled to 80% of the return on the invested proceeds as revenue. The remaining 20% of the return will constitute capital for the PIO and will be used in a manner to be determined by its board of directors and approved by the Ministers of Finance, Development, Labour and Social Security.

Our employees are eligible for minimum pension benefits at the age of 62 if they have worked with us for at least 25 years. In order to qualify for a full pension, an employee must have worked for an employer who has contributed to a pension benefit plan for at least 32 years. Employees who have worked under hazardous conditions are eligible for minimum pension benefits at the age of 52. They are entitled to a full pension if they have worked for 27 years for an employer who has contributed to a pension benefit plan. These age limits increase by six months every year until maximum ages of 65 and 55, respectively. Pension benefits are determined by reference to the employee's final salary.

Under Greek law, the administrative assets involved in the provision of pensions and healthcare (including our own medical centres and testing laboratories) will be transferred to the PIO. In addition, as at 30th June, 2001, 924 of our employees were transferred to the PIO under the Liberalisation Law. The PIO covers the salary and social security costs of the transferred personnel.

Environmental Matters

Our electricity operations are subject to extensive environmental regulation, including Greek laws implementing European Union legislation and international agreements on the environment. Our environmental management guiding principles are to comply with all relevant legislation, to minimise, to the extent reasonably possible, adverse effects that our activities may have on the environment and to improve continuously the environmental performance of all our activities in general.

Environmental regulations affecting our business relate primarily to air emissions, water pollution and waste disposal. We are also subject to other regulations and standards, such as those relating to noise and electromagnetic fields.

Generation—Thermal and Hydroelectric Power Stations

Principal EU legislation and international treaties regarding SO_2 and NO_x

The principal EU Directive on air emissions affecting the electricity industry is the directive on the limitation of emissions of certain pollutants into the air from large combustion plants ("LCPD"). The LCPD applies to combustion plants with a thermal input of 50 MW or more. It requires each EU member state to establish and implement a programme of progressive reduction of total SO_2 emissions and total NO_x emissions from generation stations licensed before 1st July, 1987 and to establish emission concentration limits for SO_2, NO_x and particulate matter from individual generation stations licensed after 1st July, 1987. Some exceptions are provided to the limits in the LCPD relating to the burning of indigenous solid fuel which may benefit Greece. However, we have not relied in the past upon these specific exceptions.

The European Commission reviewed the LCPD and issued a revised directive in October 2001. The revised LCPD imposes stricter conditions for the operation of large combustion plants, whether existing or new, and requires compliance with emission limit values and increased monitoring. The main effect of the revised LCPD for us will be the need to reduce SO_2 and, to a smaller extent, NO_x emissions. In this regard, we have created a programme that we believe will allow us to make the necessary reductions.

The EU Directive on national emission ceilings for certain atmospheric pollutants was issued at the same time as the revised LCPD. It requires member states to reduce emissions of SO_2, NO_x, and volatile organic compounds and ammonia by 2010, using 1990 levels as a base. We do not believe that this directive will have a material effect on our business because the emission ceilings set by this directive for Greece are higher than the current total annual emissions in Greece.

In addition, a 1999 EU Directive imposes limit values for SO_2, NO_x particulate matter and lead in ambient air. This directive establishes limit values and thresholds for the concentrations of those gases and particulates which apply to ambient air generally. Compliance with these limits must be attained in phases, some of which must be met by January 2005 while others must be met by January 2010. Similarly, hourly limit values for NO_x must be met by January, 2010.

The EU Directive on integrated pollution prevention and control ("IPPC") requires all existing and new combustion stations with a net thermal input of over 50 MW to operate using best available techniques ("BAT") in order to minimise their environmental impacts. Existing combustion stations have until 30th October, 2007 to upgrade their operations to BAT standards. Specific BAT for large combustion plants have not yet been defined. However, principal techniques are likely to address atmospheric emissions, water consumption, waste generation, noise and energy consumption.

Greece is also a signatory of various international protocols under the Geneva Convention on long range transboundary air pollution, which require SO_2 and NO_x emission controls. However, only some of these protocols have been ratified and reflected in Greek law.

Principal Greek Legislation regarding SO_2, NO_x and dust

Greece implemented the LCPD by ministerial decisions in 1993 and 1996. As of 30th September, 2001, Greece had not implemented either of the EU Directives regarding ambient air quality or integrated pollution prevention and control.

We are taking the necessary steps to comply with the above regulatory framework. We have introduced a significant programme of environmental measures that covers our entire thermal operations. This programme includes a phased upgrading of dust control measures, such as replacing old electrostatic precipitators at our lignite-fired power stations and reducing SO_2 emissions by recent commissioning of a full flue gas desulphurisation installation ("FGD") at our Megalopolis B lignite-fired power station. We are in the process of installing a FGD plant in our Meliti-Achlada lignite-fired power station in Florina. We have also provided for the retrofitting of unit III of our Megolopolis A lignite-fired power station in our business plan. In several existing large heavy fuel oil units, burners have been recently replaced to improve combustion and reduce NO_x and particulate emissions. We may also have to reduce the hours of operation of our oil-fired stations and bring forward closure of our two lignite-fired units in Megalopolis A. This programme is intended to satisfy all current Greek

and European Union environmental regulatory requirements for SO_2, NO_x and particulate emissions from our large power stations. You should read "Risk Factors—Our electricity business is subject to numerous environmental laws and regulations" for a discussion of how future regulations could affect our capital expenditure for environmental purposes.

In accordance with the provisions of our environmental permits, we are also required to monitor emissions and discharges and to prepare regular environmental reports for evaluation by the competent local and central authorities. We address these requirements by using our computerised quality standards and monitoring networks in the areas where our power stations are located.

In addition, all of our power stations that are currently under construction are designed to comply with both existing legislation and relevant European Union environmental legislation expected in the near future.

CO_2 emissions

Both the European Union and Greece are signatories to the Kyoto Protocol, which was signed under the United Nations Framework Convention on Climate Change. The Kyoto Protocol establishes emission reduction targets for CO_2 and other greenhouse gases. Greece's target in the 2008-2012 period allows for an increase of 25% on its 1990 levels. The Greek government has not yet ratified the Kyoto Protocol or introduced any guidelines to implement the Kyoto Protocol. If the Kyoto Protocol is ratified by the EU, electricity utilities may be required to reduce CO_2 emissions using flexible mechanisms. Although the targets for Greece allow for future development, they assume a reduction in CO_2 emissions rate. We are contributing to the national action plan for the abatement of CO_2 and other greenhouse gas emissions. We have started this process by establishing an emission reduction plan. This plan involves measures to reduce levels of CO_2 mainly by increasing the use of natural gas, hydropower, developing renewable sources, conservation and rational use of energy and implementation of efficient lignite technologies. We are also participating in various European initiatives to reduce CO_2 emissions.

Waste management

There are various waste management laws and regulations in Greece regarding the management and disposal of liquid, solid industrial and hazardous waste. We hold environmental permits under these laws, which include terms governing our waste management practices. For example, hazardous waste from our activities is disposed of by authorised waste management contractors. We have also equipped all of our thermal power stations with waste water treatment plants, and significant investments have been made to install or upgrade these plants at several stations.

Asbestos

Limited studies have been undertaken about asbestos containing materials which may be present at our properties. We have a hazardous materials management programme, which includes identifying asbestos containing materials in poor condition and disposing of them appropriately. We are implementing this programme. We are aware of asbestos-containing materials in poor condition located at the closed power station in Faliro, Athens and we have implemented a programme for managing this particular case.

A comprehensive asbestos inventory at all premises will be required under the forthcoming requirements of a relevant EU Directive. Compliance with this requirement will require detailed asbestos surveys across PPC's sites and may identify additional asbestos-containing materials. If asbestos-containing materials were discovered in poor condition at any of our properties, after comprehensive surveys were undertaken, we could incur material expenditure to remedy the situation.

Contaminated land

Although contaminated land assessments have not been carried out at all of our sites, at present there appears to be no requirement for large-scale remedial projects at our sites in the short term. It is unlikely that this will be required at the mining areas or at the lignite-fired power stations for the foreseeable future. If any sites were found to be contaminated, we could incur significant cost for remedying such contamination and site values could be affected. We are in the process of remediating some localised contamination at four of our small power stations on the autonomous islands. Remediation may be warranted at some of our oil-fired stations, depots and underground cables in the future.

Water

The EU Directive establishing a framework for community action in the field of water policy came into force on 12th December, 2000. Its coverage includes the protection of inland surface waters, transitional waters, coastal waters and groundwater. Greece must implement this directive by 2003. Pursuant to the terms of this directive, water will be subject to regulation to avoid long term deterioration of water quality and quantity. For example, it is likely that water will be regulated to avoid shortages downstream, major surface water abstractions, or over-abstraction of groundwater. Depending on how these measures are implemented in Greece, for example by charging for water use, we may need to re-evaluate our use of water.

Environmental Authorisations

All our major operations require an environmental permit, which is issued by Ministerial Decision following an extensive environmental impact assessment and this authorises the construction and operation of new power stations and the operation of existing power stations. Depending on the nature of the operation a water use permit may also be required.

All but one of our thermal power stations located on the mainland have the environmental permits that enable them to operate. We expect to receive the environmental permit for our lignite-fired station located in Megalopolis by early 2002. We have applied for environmental permits for our thermal power stations located on the autonomous islands. We have received most of these and we expect to have the rest of them by the end of 2002.

The majority of our hydroelectric power stations were built before 1990. For these power stations, we do not hold environmental permits as we were not required under law at the time to do so. Since 1994, we have been required to obtain environmental permits for our hydroelectric power stations and we are in the process of obtaining these. We expect to receive these environmental permits by February, 2004. Until that time, during the operation of these hydroelectric power stations we apply the same terms contained in the environmental permits of projects which are located in the same water catchment area.

We were given the right under law to use water for our hydroelectric power stations and therefore we do not require water use permits for our hydroelectric power stations that were existing or under construction in 1989. Any future stations will require such permits.

Some of our permits for our hydroelectric power stations are likely to be affected by new legislation relating to protection of conservation sites pursuant to the EU Directive on the conservation of natural habitats and of wild fauna and flora, which has been implemented in Greek law.

We have constructed a hydroelectric power station at Messochora which is not currently operating as the relevant environmental permit which was originally granted is under review. This power station is one of several projects relating to the diversion of the Acheloos River in the Thessaly plain. In 1995, a Ministerial decision authorised the environmental terms for the project which apply to us and other parties involved in the project. Various organisations appealed against the Ministerial decision. In October 2000, the Greek Supreme Court cancelled the Ministerial decision and recommended that the Ministry of Environment undertake further environmental studies taking into account the scenario of the reduced diversion of the river. We have assisted the Ministry of Environment with its study, which is now complete. We expect that the Ministry of Environment will issue a new environmental permit for the area in the near future. The permit is likely to contain environmental terms which are modified from the original permit for the river diversion project as a whole. However, we do not expect these modifications to impose any additional controls on our operation of the power station.

Once the necessary environmental permits are obtained, operating licences must be acquired. A number of our power stations did not have operating licences due to an ambiguity in the law in the past, which made it unclear whether or not these licences were required. Under recent Greek law, we have been granted interim operating licences until 31st July, 2005 for our existing power stations and those currently under development. A recent ministerial decision provides a fast-track procedure for us to obtain the operating licences we need.

We are currently in the process of obtaining various environmental permits that we do not currently have but which are required for our operations as well as water use permits for our new projects.

Conditions that may be imposed in our permits may require additional capital expenditure over amounts budgeted (such as building smaller dams to increase water flow) or modification of our operating practices. You should read "Risk Factors—We may not have all the licences and permits we need in respect of our operations" for additional discussion on our licences and permits.

Transmission and Distribution

PCBs

Under the EU Directive concerning the disposal of polychlorinated biphenyls ("PCBs") we have identified all equipment that contains PCBs and arranged for them to be removed by 2010. We are following a comprehensive plan for phasing out existing PCBs by 2010, although our main transmission and distribution transformers do not contain significant quantities of oils contaminated by PCBs.

Electromagnetic fields

In the context of our business, electromagnetic fields arise from transmission and distribution lines and substations. The level of expression of public concern about the potential effects of exposure to electromagnetic fields has increased significantly in recent years. There is inconclusive scientific evidence about the alleged potential long-term health effects of low frequency electromagnetic fields. Although there is some contradictory epidemiological data that suggests that chronic low level exposure to electromagnetic fields may be associated with health effects, the International Commission on Non-Ionizing Radiation Protection ("ICNIRP"), an independent scientific body working under the auspices of the World Health Organization, has however stated in its 1998 guidelines that, *inter alia*, in the absence of support from scientific studies, the epidemiological data are insufficient to develop long term exposure guidelines. In 1999, an EU recommendation was issued on the limitation of exposure of the general public to electromagnetic fields adopting the 1998 ICNIRP guidelines and relevant exposure limits (0 H_z-300 GH_z). The construction and operation of our transmission and distribution lines and substations is within the guidelines established by the ICNIRP and the above EU recommendation.

The relevant authorities, when considering applications for new environmental permits, may impose stricter standards concerning long term exposure to electromagnetic fields. You should read "Risk Factors—Our business is subject to numerous environmental laws and regulations" for more information on electromagnetic fields.

Landscape safeguards

We have taken the following actions to reduce the visual impact of our transmission and distribution lines:

- Acting with local authorities to install underground cables in medium and low-voltage networks;
- Using insulated cables in all new overhead low-voltage networks;
- Using existing routes of power lines whenever possible;
- Soliciting proposals internationally to the design of new towers for our transmission lines aimed at reducing the environmental and aesthetic impact of towers in non-urban areas of particular landscape value; and
- Acting to reduce the impact of lines in environmentally sensitive or protected areas.

Environmental authorisations

The Ministry of Environment has advised us that environmental permits are not required for installations managed by the Distribution business unit of 22 kV or less, or for underground lines of less than 150 kV. For all other installations, we are required to hold an environmental permit. We currently hold environmental permits for approximately 10% of the existing transmission network for which permits are required.

Mining

Waste management

We use the majority of fly ash for slope stabilisation during mine exploitation operations and for restoration works in exhausted open cast mines. The remainder is used by the cement industry and also for other novel construction techniques, such as dam construction. Also, industrial waste from our operations is disposed of in overburden dumps in our Ptolemais and Megalopolis mine complexes. These practices are carried out under the environmental terms of our lignite-fired power stations and are referred to in environmental impact assesment studies of the mines and the environmental permits of the mines.

The local municipal authorities dispose of municipal waste into two small uncontained sites in reclaimed mining areas of the Western Macedonia and Megalopolis Lignite Centres where we also place overburden and fly ash. The necessary environmental permits for these operations of the local municipal authorities on our land have not been obtained. We may have some liability associated with this practice of municipal waste disposal. However, this practice is likely to change in the near future as new contained landfill sites for municipal waste are expected to be constructed by the local authorities under specific environmental permits that have been issued. These sites are to be constructed and operated by local authorities on the basis of contractual arrangements for the use of the land by the authorities for the disposal of municipal waste.

Landscape safeguards

We are restoring depleted mining areas in an ongoing restoration programme, according to the respective environmental impact assessment studies and environmental permits as well as our business plan.

Environmental authorisations

We have submitted to the Ministry of Environment environmental impact assessments and applications for environmental permits for all of our mining operations. So far only one environmental permit relating to mine operations has been granted for the new West Field Mine at Ptolemais. Based on this recently granted permit, we anticipate that no additional requirements will be imposed on our current practices. Without these permits we cannot be sure of the precise environmental requirements which will be imposed by the Ministry, although the permit that was recently granted to us for the Ptolemais West Field mine did not include any additional requirements to our current practices. We anticipate that environmental permits for our other mining operations will be issued by the middle of 2002.

From time to time residents oppose our permit applications. For example, in the past, local residents took legal action to halt the extension of the mine into the new Ptolemais West Field (at the Lignite Centre of Western Macedonia), based on the lack of an environmental permit. The permit was granted to us and we have started to develop the mine in accordance with the terms of the permit and the mine development plan.

Localised air pollution

Dust generation is a local air pollution issue in the vicinity of some mine areas. Some additional controls over the generation and suppression of fugitive dusts around a number of areas of the mining operation may be required to prevent local nuisance.

Cost of compliance

The costs of ensuring compliance with applicable and forthcoming environmental regulation generally consist of costs associated with equipping newly constructed facilities with required technology or modifying existing facilities to comply with applicable regulation. These costs may vary depending on the stringency of new environmental regulation, our business structure, changes in environmental enforcement in Greece and changes in scientific knowledge. In 2000, our environmental capital expenditures totalled GRD 20 billion (€ 58.6 million). We estimate that we will spend an aggregate of approximately GRD 77.5 billion (€ 227.4 million) in 2001, 2002 and 2003, mainly to modify existing

facilities to comply with applicable and forthcoming environmental regulation and to conform our licences and permits to conditions that may be imposed on us. As an example of such planned expenditure, we have provided for key investments to be made mainly in connection with the implementation of the revised LCPD for the provision of electrostatic precipitators in Megalopolis A, unit 3 and Kardia units 3 and 4, the construction of a FGD plant in Megalopolis A, unit 3 and of a waste water treatment plant at Megalopolis A.

Insurance

We face risks of accidents in our operations, including risk of fire and risks related to construction activities, transportation and third party liabilities. We require our contractors to maintain insurance in respect of the usual risks associated with construction activities. In addition, we obtain insurance for the transportation of fuel, for our points of service where bills are paid and for our information technology equipment. We do not obtain insurance for our car fleets as we are specifically exempted by law from doing so. We do not obtain insurance cover for the usual risks associated with our stations, transmission and distribution assets, property, equipment (other than our information technology equipment) and operations as well as environmental liabilities.

We believe that our policy towards insurance is satisfactory when measured on the basis of our history of loss. We continuously monitor our risks, accidents and damages both on an aggregate and on a business unit-by-business unit basis.

You should read "Risk Factors—We do not maintain insurance on our operating assets".

Legal Proceedings

We are currently defendants in a number of legal proceedings (court actions, arbitration and mediation proceedings) incidental to our mining and electricity-related operations. Under law, we continue to be a defendant in these legal proceedings even though many of them commenced when we were a public corporation. The pending legal proceedings include various civil and environmental claims, disputes relating to the construction and operation of several power stations and other matters that arise in the normal course of business. While some of these legal proceedings have been judged in our favour at the first and second instance, because of the nature of these proceedings, we are not able to predict the ultimate outcomes, some of which may be unfavourable to us. In addition, some of these proceedings have been brought on behalf of various groups of employees and pensioners. Although we do not believe the plaintiffs will be able to obtain judgement for the amounts claimed, there can be no assurance of this.

Our total estimated exposure in respect of the legal proceedings we are currently defending against excluding interest, imposed by law or contract is approximately GRD 138 billion (€ 404.9 million). This amount does not include GRD 206 billion (€ 604.5 million) relating to pension claims, in which the PIO would be the defendant. You should read "Risk Factors—Our exposure to legal liability is significant". We have established a reserve for litigation and contingent liabilities where we consider it probable that a claim will be resolved unfavourably and where we can reasonably estimate the potential liability. We have briefly summarised below the most significant proceedings in which we are involved.

Construction Claims

We are currently the defendant in a number of civil actions brought against us by several construction companies claiming mainly increased compensation under construction contracts with us. The aggregate value of these claims is approximately GRD 13 billion (€ 38.1 million). The most significant claims include two claims brought by the consortium METON S.A.—AEGEK S.A. for approximately GRD 4 billion (€ 11.7 million) and GRD 1 billion (€ 2.9 million), respectively, relating to the construction of our hydroelectric station in Messochora. An action has also been initiated against us by Kataskevi S.A.—Fotios Tsioras and Alpha Bank on 18th August, 1989 before the Civil courts of Athens, claiming approximately GRD 1.2 billion (€ 3.5 million) in relation to the transportation of lignite in our lignite-fired power station in Ptolemais. In addition, we are defendants in the claim brought by the consortium EDOK S.A.—ETER S.A. for an amount of approximately GRD 1.1 billion (€ 3.2 million) in relation to the award of a construction bid for the hydroelectric station in Aoos, Northern Greece.

Employees' and pensioners' claims

Over the last five years, there have been a number of actions initiated by approximately 21,000 of our employees and 750 pensioners, claiming various salary supplements, allowances and pension benefits. The sums claimed pursuant to such actions amount to approximately GRD 44 billion (€ 129.1 million) or GRD 40 billion (€ 117.3 million) if settlement is reached in an action brought by a number of our pensioners claiming several adjustments to their pensions. Of this amount, we expect that approximately GRD 6 billion (€ 17.6 million) will be paid by the PIO as it relates to proceedings for pension benefits. Of these actions, the competent Athens courts of first instance have decided against the plaintiffs in lawsuits for approximately GRD 34 billion (€ 99.7 million). These decisions are subject to challenge at the competent court of appeals and ultimately at the Supreme court.

In addition, certain pensioners have filed an action before the European Court in Strasbourg in April 2000, seeking to overturn a final judgement of the Greek supreme administrative court, relating to the calculation of the annual adjustment of pensions. If the pensioners prevail in their cause of action, the sums they, and all other pensioners (currently approximately 28,000), would be entitled to claim as retroactive adjustments to their pensions could reach approximately GRD 200 billion (€ 587 million). We have established no reserve for these claims as under Greek law and as confirmed by an independent legal opinion we have obtained, the PIO would be the defendant in the proceedings relating to pension benefits.

Claims relating to fire incidents

There are approximately 54 actions pending against us in respect of alleged electricity-generated fires on the island of Crete and in Thiva, claiming a total of approximately GRD 16.2 billion (€ 47.5 million). These lawsuits have been filed with the local courts of Rethymnon, Ierapetra and Chania in Crete and the local courts of Thiva. Of the 54 actions, in the 12 that were filed with the local court of Rethymnon, Crete, a judgment has been entered against us for GRD 1.4 billion (€ 4.1 million), instead of GRD 4.8 billion (€ 14.0 million) as was originally claimed by the plaintiffs and we have filed an appeal against this judgement. In the case of the three lawsuits filed with the local court of Ierapetra, Crete, a judgement has been entered against us for GRD 2.6 billion (€ 7.6 million), instead of GRD 2.9 billion (€ 8.5 million) as was originally claimed by the plaintiffs. We have filed an appeal, and a hearing for all the Ierapetra cases is still pending. A number of the remaining actions are being discussed at first instance while some are pending before the local courts of appeal.

Environmental proceedings

Due to the nature of our operations, we are involved in a number of administrative proceedings relating to environmental issues. These proceedings may not involve financial penalties and therefore cannot be quantified. From time to time, these proceedings may relate to pollution incidents, breaches of environmental law, permits or operational licences leading to fines, civil liability, payment of damages to third parties, requirements to clean up any contamination or upgrade a station or equipment.

Plaintiffs often seek the relocation of transmission or distribution lines that are near or close to inhabited areas, as for example in Krioneri. These administrative proceedings also involve judicial review of our applications for environmental permits before the Supreme Administrative Court.

For example, our environmental permit relating to the construction of additional units in our thermal power station on the island of Crete has been challenged in the Supreme court. A temporary injunction was granted in our favour and we expect the final outcome of the case also to be resolved in our favour.

Mediation Proceedings

In addition to the pending court actions to which we are parties as described above, we are also involved in mediation proceedings with several construction companies. These companies were our contractors for the construction of some of our power stations and mediation is provided for in our contracts as a means of dispute resolution. The aggregate amount of these claims is approximately GRD 56 billion (€ 164.3 million). The most significant mediation proceedings in which we are currently involved have been initiated by the consortium ALSTOM-METKA in relation to the construction of the

Lavrio station, claiming approximately GRD 32.5 billion (€ 95.3 million) and by NOEL for the installation of desulphurisation equipment at our station in Megalopolis, claiming approximately GRD 19 billion (€ 55.7 million).

We also initiated an arbitration proceeding against Aluminium on 18th December, 1999, claiming approximately GRD 5 billion (€ 14.6 million) on the basis of adjusting the price at which we sell them electricity. Aluminium has filed a counterclaim for a reduced price readjustment. You should read "Our Business—Distribution" for a more detailed discussion on the tariffs we apply to Aluminium. An arbitration award is expected in January 2002.

Miscellaneous

We are currently involved in a number of other proceedings relating to matters that arise in the normal course of our business for an aggregate value of approximately GRD 14 billion (€ 41 million). The most significant include a claim brought against us by Hellenic Porcelain S.A. for GRD 8.7 billion (€ 25.5 million) and a patent infringement claim brought by one of our ex-employees for approximately GRD 1.2 billion (€ 3.5 million).

Property

We are the legal successor to PPC to all property rights of former PPC in approximately 6,150 principal properties, 99 of which are power stations. Our properties are for the most part held free of encumbrances. Although we own all properties formerly owned and registered in the name of PPC, legal title in land and buildings will not be perfected and therefore title may not be enforced against third parties until the property is registered at the relevant land registry in our name. Under recent Greek law, we are in the process of registering this property free of charge at the relevant land registries following a simplified registration procedure. We expect to have most of our principal properties registered by June 2002.

We own all of our principal operating facilities. We have acquired the land pertaining to our mines and power stations mostly through expropriations from private owners and sale and purchase contracts. In addition, we have the right to use certain properties through concessions from the Hellenic Republic. The land relating to our hydroelectric power stations acquired through expropriations will revert to the Hellenic Republic, at no charge, once this land is not necessary for the fulfilment of its purposes pursuant to a decision of our board of directors, as approved by the Minister of Development. We lease the headquarters for our business units pursuant to standard commercial leases. The majority of these leases have been renewed over the last five years on substantially similar terms for the next 12 years.

The following table identifies our most significant real property holdings as at 30th June, 2001. You should read "Our Business—Generation" for a more detailed discussion of our power stations.

Address	Type of Property	Use	Area
1. Agios Dimitrios	Land, buildings, power stations	Thermal power station	Western Macedonia
2. Thissavros	Dam	Hydroelectric power station	Eastern Macedonia
3. Kardia	Land, buildings, power stations	Thermal power station	Western Macedonia
4. Lavrio	Land, buildings, power stations	Thermal power station	Athens/Attica
5. Amyndeon	Land, buildings, power stations	Thermal power station	Western Macedonia
6. Pournari	Dam	Hydroelectric power station	Macedonia
7. Megalopolis B	Land, buildings, power stations	Thermal power station	Peloponnese
8. Polifito	Dam	Hydroelectric power station	Macedonia
9. Chania	Land, buildings, power stations	Thermal power station	Crete
10. Sfikia	Dam	Hydroelectric power station	Western Macedonia
11. Kastraki	Dam	Hydroelectric power station	Central Greece

Management of our urban real estate is the responsibility of a separate property management department, the Housing Department. The Mining business unit is responsible for the management of our mines and the Generation business unit is responsible for the management of our power stations.

Under Greek law, we benefit from rights of way for all of our transmission lines and pylons. We generally expropriate the land needed to conduct our operations pursuant to authorisation by the Hellenic Republic and at a price determined by Greek courts. Additionally, under Greek law, we have been granted rights of way for all distribution cables and poles.

Competition

Historically, we have not faced competition in the generation, transmission and distribution of electricity in Greece. In the year ended 31st December, 2000, we generated approximately 97% of the electricity produced in Greece and purchased all imported electricity and all other generated electricity except for the electricity retained by industrial producers for their own consumption. Industrial and independent producers generated approximately 3% of the electricity produced in Greece in 2000. In the same period, we transmitted, distributed and supplied all of the electricity used in Greece.

The new regulatory framework under the Liberalisation Law enables the development of competition in electricity generation and supply in Greece. The Greek electricity market opened to competition on 19th February, 2001. For more information on these measures, you should read "Our Business—The Greek electricity market under the new regulatory framework". If electricity tariffs increase, we expect that liberalisation of the electricity market will result in competition in the generation of electricity and in the supply of electricity to Eligible Customers.

Generation

As of 31st October, 2001, the Minister of Development had granted 12 generation licences for natural gas-fired stations covering total generating capacity of approximately 2,900 MW in the interconnected system and two licences for hydroelectric power stations with total generating capacity of 153 MW. The RAE is currently reviewing the applications of other interested parties. However, we do not expect these new generation licence holders to be able to deliver electricity before 2004. In addition, the Minister of Development had granted a number of licences for generation from renewable resources in the interconnected system and in the autonomous islands.

Entities other than exempt entities that wish to generate electricity in Greece must obtain a licence from the Minister of Development. You should read "Regulation of the Greek Electricity Sector" for more detail.

We expect new power generators to build primarily natural gas-fired power stations and the first generation licences granted by the Minister of Development and applications reviewed by the RAE support this expectation. Competition in the area of electricity generation will be affected by the substantial capital investment required to construct power stations in Greece, the historically volatile price of fuels such as natural gas and oil, the limited access to natural gas supply via the single pipeline from Russia through Eastern Europe and the limited capacity of the liquefied natural gas terminal currently importing natural gas from Algeria.

There is already a degree of competition between us and generators from renewable resources and cogenerators, which generated less than 1% of the electricity generated in Greece in the year ended 31st December, 2000. We expect competition from generators from renewable resources and cogenerators to grow in the near to medium term. The regulatory framework continues to provide incentives for such producers, including capital investment subsidies from the Hellenic Republic and the European Union, the requirement that the HTSO give priority load allocation to electricity generated by such means and guaranteed fixed prices for electricity generated from renewable resources, which are currently higher than prices for electricity generated from non-renewable sources. These incentives make renewables and cogeneration particularly attractive methods of generation and will likely result in growth in this sector. We, too, may benefit from these incentives and we plan to expand our efforts in renewables and cogeneration through our subsidiaries PPC Renewables and COGEN.

Transmission

Under Greek law, we are the exclusive owner of the interconnected transmission system under a licence awarded by the Minister of Development in November 2001, although the HTSO is responsible for its operation, maintenance and development. The HTSO will charge a tariff to all electricity generators and suppliers that use the interconnected transmission system. We may face competition in the provision of maintenance services and development work in respect of the interconnected transmission system to the extent the HTSO retains third parties to undertake this work.

Distribution/Supply

Under Greek law, we will hold an exclusive licence from the Ministry of Development to own and operate the distribution network, including the high voltage lines on the autonomous islands which we expect to receive shortly. Currently, we are the sole supplier of electricity to Greek customers and we will continue to be the sole supplier of electricity to Non-Eligible Customers in the liberalised electricity market. As of 31st October, 2001 the Minister of Development has issued five electricity supply licences to various entities, covering a total of 1,343 MW.

The Liberalisation Law permits Eligible Customers to choose their supplier and requires us to provide access to the transmission and distribution network to all suppliers of Eligible Customers authorised by the Minister of Development. The HTSO is required to grant access to the interconnected transmission system to any supplier, on the terms of terms set out in the Grid Code, who supplies Eligible Customers connected directly to the interconnected transmission system. Specific regulations governing access to the distribution network will be set out in the Grid Code and Network Code, as discussed in greater detail in "Regulation of the Greek Electricity Sector". Based on the criteria for determining Eligible Customers, approximately 34% of the electricity supply market (excluding industrial producers generating electricity for their own consumption), in terms of electricity consumption, is open to competition.

The current regulatory framework imposes strict requirements on any entity wishing to obtain authorisation to supply electricity to Eligible Customers in Greece. Any supplier in Greece must be the owner of "adequate generating capacity" in an EU Member State and provide certain long-term guarantees concerning reserve capacity and available transmission capacity to the RAE and the Minister of Development. If the supplier's capacity is not installed in Greece, the supplier must demonstrate that it has acquired sufficient interconnector and transmission access rights to deliver the electricity to Greece. Foreign suppliers may thus enter the Greek market as an electricity supplier through the acquisition or construction of Greek generation capacity or the ability to demonstrate that they can import electricity into Greece from another EU Member State in which they own generation capacity.

We expect some competition for Eligible Customers to come from suppliers who may seek to import electricity through the international interconnecting lines. The Greek network is currently interconnected to foreign networks through lines shared with Albania, Bulgaria and FYROM with a current interconnection capacity available for imports of approximately 600 MW. Part of this interconnection capacity will be allocated to us while part of it will be subject to a tender procedure. You should read "Our Business—Transmission" for more detail. In addition, we expect the interconnection with Italy to be in full operation by the end of 2001, providing a further 500 MW of capacity. Although the relative geographical isolation of Greece from the other EU member states and the limitations in existing interconnections with Albania, FYROM and Bulgaria place practical restrictions on such suppliers' ability to import electricity into the Greek market, we expect that we, as well as competitors may benefit from lower-priced electricity available in or through the Balkans for export.

We expect a competitive supply market to develop gradually over time, depending in part on the development of electricity tariffs. There will initially be a limited amount of produced or imported electricity available to sell to Eligible Customers, increasing over time as more generators start delivering electricity from new stations, electricity tariffs increase and the new interconnector with Italy commences operations. We believe that this gradual increase in competition will permit us to adapt to the new conditions and maintain a strong competitive position.

REGULATION OF THE GREEK ELECTRICITY SECTOR

Introduction

The regulatory framework for the Greek electricity industry has changed significantly over the past year as a result of European Union and Greek government measures designed to increase competition in the electricity market. These changes have had and will continue to have a number of significant effects on our business. The Liberalisation Law implements this new regulatory framework while a Ministerial decision establishes that the market comprising all high- or medium-voltage electricity users, representing 34% of the electricity supply market in terms of power consumption, has been opened to competition.

The regulatory framework implemented by the Liberalisation Law distinguishes between the activities of generation, transmission, distribution and supply. The framework also distinguishes between the interconnected transmission system and the distribution network and between the interconnected system and the autonomous islands. The Liberalisation Law provides for changes in the areas of generation, import, export, purchase and sale of electricity:

- The introduction of competition in power generation through the granting of authorisations to generate electricity in the interconnected system and through a tendering procedure for authorisations to provide generating capacity on the autonomous islands.
- The establishment of the HTSO on 3rd May, 2001, as an independent entity to operate and ensure the maintenance and development of the interconnected transmission system and its interconnections with other networks.
- The establishment of the RAE on 1st July, 2000, an independent authority responsible for regulating the energy market. The RAE mainly has an advisory and supervisory role while decision making power lies with the Minister of Development.
- The establishment of the PIO, on 1st January, 2001, as a separate pension fund in order to fund the social security expenses of our employees.

European Union legislation

General Framework

The Electricity Directive establishes common rules for the generation, transmission and distribution of electricity in the European Union, and establishes obligatory minimum standards with which all Member States must comply in respect of their domestic electricity sectors. Among other things, the Electricity Directive provides for the unbundling of integrated electric utility companies into distinct activities (of generation, transmission, distribution and supply), allows third parties to apply for authorisation and participate in certain of those activities, requires designation of an independent operator of the high voltage transmission system, and provides for third party access to the transmission system and distribution network on a non-discriminatory and transparent basis.

Public service obligations

The Electricity Directive allows Member States to impose and publish public service obligations, which are in the general economic interest, on domestic electricity undertakings. The public service obligations need not be defined in detail, but must fall into one of five categories: security of supply, regularity, quality, price of supplies and environmental protection.

Stranded costs

Stranded costs are costs arising from contractual commitments, investment decisions or legislative obligations that electricity companies undertook for reasons of public policy and at a time when the electricity market was not open to competition. These costs could have been recovered in a monopoly regime, but not in a regime of competitive electricity pricing. In our case, these mainly comprise the costs relating to our generation stations, such as the construction of excess generating capacity.

Article 24 of the Electricity Directive permits Member States to introduce transitional regimes to deal with such commitments or guarantees of operations or to grant financial compensation for their stranded costs. In common with most Member States, the Greek government has opted to grant financial compensation to us for the stranded costs we have incurred, and not to impose a transitional regime. The Greek government has notified its intended compensation plan to the European Commission. We will only receive financial compensation for our stranded costs after the European Commission approves this plan.

Future developments

In March 2001 the European Commission published a proposal for a directive to amend the Electricity Directive. This proposal had two main elements:

- Acceleration of the market opening so that, with effect from 1st January, 2003, every non-domestic customer should be able to purchase electricity from any supplier of his choice; and
- Strengthened obligations in relation to the separation of key market functions and in particular a requirement that transmission and distribution are carried out by independent companies.

At the same time the European Commission also published a proposal for regulation of access conditions for the cross-border exchange of electricity, intended to facilitate the development of a pan-European market for electricity through harmonised access tariffs and standard procedures for dealing with capacity constraints and congestion.

The Greek Legislative Framework

The Liberalisation Law

Prior to the Liberalisation Law the regulatory framework for the Greek electricity industry gave us an almost exclusive right to generate, transmit and distribute electricity. Other than ourselves, certain industrial entities were allowed to produce electricity primarily for their own consumption and certain private commercial generation was allowed from renewable resources and cogeneration. The Greek government regulated the tariffs we charged to our customers and any tariff increase required the approval of the Minister of the National Economy. We decided which generating units to use at any particular time on the basis of our internal operational procedures. We also operated the transmission system and distribution network.

On 22nd December, 1999 the Liberalisation Law came into force to comply with the Electricity Directive. The Liberalisation Law, which is now the primary legislation governing the Greek electricity sector, began the transformation of the Greek electricity sector from a monopoly to an industry open to competition. The principal regulatory provisions of the Liberalisation Law may be summarised as follows:

- The electricity sector is supervised by the Minister of Development;
- The RAE is established as the independent regulatory authority whose principal responsibilities are to control and monitor the liberalising energy sector;
- In exercising their powers, both the Minister of Development and the RAE must act in such a way as to protect the environment, satisfy Greece's electricity requirements, verify the ability of licenced generators and suppliers to finance their activities, promote competition in generation and supply, protect the interests of consumers, promote efficiency, take into account the cost of research and development and protect the public against health and safety dangers;
- The operation of any electricity business, defined as the activities of generation, transmission, distribution or supply of electricity, requires a licence. Licences are granted by the Minister of Development, on the basis of a recommendation from the RAE. Entities operating electricity business must treat all users equally and, subject to delivering their public service obligations, must aim to achieve a competitive electricity market;
- We retain the ownership of the interconnected transmission system while the right to operate and plan its development is granted to the HTSO. We retain the right to use the interconnected transmission system for non-electricity purposes provided this does not compromise the safe,

secure and economic operation of the interconnected transmission system and provided that there is no cross-subsidisation of non-electricity activities by electricity customers;

- We retain the ownership of, and the right to operate, the distribution network;
- The operation of the electricity market is principally governed by four codes: the Grid Code, regulating the physical operation of the interconnected transmission system; the Power Exchange Code, regulating financial transactions in respect of the interconnected transmission system; the Network Code, regulating the distribution network; and the Supply Code, regulating supply to all customers;
- As an integrated electricity business, we are required to keep separate accounts for our generation, transmission and distribution businesses;
- The HTSO must despatch generation on the basis of the lowest cost of generation, subject to transmission and technical constraints and the requirement to prioritise the despatch of electricity generated from renewable resources, cogeneration and, in respect of up to 15% of annual consumption, indigenous fuel sources; and
- Tariffs for all electricity businesses other than supply to Eligible Customers are recommended by the RAE and are subject to the approval of the Minister of Development. There are also special interim provisions regulating the price we can charge to Eligible Customers for electricity while we supply 70% or more of the Eligible Customer market.

The RAE

The RAE commenced operations in July 2000. The Liberalisation Law provides that the RAE is an independent administrative authority consisting of five members, who have specific scientific and professional qualifications, appointed by the Minister of Development.

The RAE's principal responsibilities are:

- Advising the Minister of Development on setting and adjusting tariffs in each area of the electricity market on the basis of general considerations established by the Liberalisation Law. This responsibility has particular impact on the tariff payable by Non-Eligible Customers. You should read "Tariffs" for a more detailed description of tariffs;
- Advising the Minister of Development on the granting of licences or licence exemptions for generation, transmission operation, transmission ownership, distribution and supply of electricity;
- Monitoring and controlling the operation of the liberalised electricity market;
- Overseeing the separation within the Greek electricity market of generation, transmission and supply of electricity into separate accounting units;
- Protecting the interests of electricity consumers. For this purpose, the RAE can preside over mediation and arbitration proceedings between electricity market participants and can impose fines and other sanctions for violation of electricity regulations; and
- Advising the Minister of Development on whether or not to approve the Grid, Power Exchange, Network and Supply Codes.

Tariff Policy

The Minister of Development, acting on the RAE's recommendation, must approve all tariffs charged within these arrangements, other than those charged by suppliers to Eligible Customers, price terms set out in bilateral contracts between generators and suppliers and our internal transfer prices. There are also special interim provisions restricting the tariffs we are entitled to charge Eligible Customers while we remain the dominant supplier. These tariffs are described in more detail below.

The RAE has published a consultation paper setting out the policy it intends to follow in recommending electricity tariffs to the Minister of Development.

In addition, the Ministry of Development has recently advised us of the general criteria of its tariff policy following publication of the revised tariffs effective 1st July, 2001. According to the statement, these

tariffs were set having regard to the general demand for energy in Greece, the conditions of the Greek economy and an assessment of our productivity. This statement has also been expressed by the Ministry of Finance in a letter addressed to us.

In the statement, the Minister of Development also set out a number of general criteria which he believes future tariff policy must satisfy, although these are not of a binding nature and we cannot be certain that the RAE or the Minister of Development will follow these principles in the future.

The general criteria are that tariffs must move within pre-determined limits for a reasonable period of time, they must take into account differences in levels of consumption, and must offer incentives to limit wasteful energy consumption.

The Ministry of Development recognises that as new producers enter the generation market there will be a need for more complex criteria, although it does not believe that the entry of new producers into the market will result in significant fluctuations in tariffs in the short-term.

Although the RAE is required under law to provide recommendations with respect to the level of tariffs, there is no requirement under Greek law for the Ministry of Development to follow the recommendations of RAE. For example, in July 2001 the RAE proposed a tariff increase of 6% and the Ministry of Development increased tariffs by between 3.5% and 5%, depending on customer categories. The last two tariff increases, which occurred in September 2000 and July 2001, respectively, have been broadly in line with inflation. We expect that electricity tariffs will increase broadly in line with inflation and result in increases in our revenues.

Generation

Licensing

Under the Liberalisation Law, any entity or person wishing to generate electricity must obtain either a generation licence or an exemption. The procedure for obtaining a licence or an exemption and the terms of a licence are set out in the Authorisations Regulation for Generation and Supply, which was issued pursuant to the Liberalisation Law and came into force on 8th December, 2000. Licences and exemptions are only available to European Union entities and citizens.

In respect of the interconnected system, a prospective generator must submit an application in the form provided by the Authorisations Regulation to the RAE. The RAE makes a recommendation taking into account certain factors, which include: system security, protection of the environment, efficient generation, the proposed primary fuel source and generation technology, the technical and financial capabilities of the applicant, the long-term energy planning for Greece, consumer protection and national security. The application procedure should generally take no more than six months from the submission of an application to the issue of a decision by the Minister of Development.

Generating plants with a capacity of no more than 20 KW, reserve plants with a capacity of no more than 150 KW (or, in the case of industrial plants, 900 KW), research plants with a capacity of no more than 2 MW and plants established by the Centre for Renewable Sources of Energy are entitled to apply for an exemption from the requirement for a generation licence.

A generation licence states the specific licensee and the location, fuel type and capacity of the licensed plant. It also imposes certain obligations on the licensed generator; the principal obligations being:

- To maintain unbundled accounts as required by the Liberalisation Law;
- To ensure that no change in control occurs in respect of itself or, where the licensee is a consortium, any member of the consortium, without consent of the Minister of Development;
- Not to dispose of any asset of considerable value used in the course of its licensed activity without the consent of the Minister of Development;
- Not to modify substantially or close the licensed plant without the consent of the Minister of Development; and

- Not to act in an anti-competitive manner or exploit or abuse, where relevant, a dominant market position.

A generation licence has a specified, renewable term and can be revoked for, among other things, a breach of any of the principal obligations listed above and the insolvency of the licensee.

Other licences

The Liberalisation Law does not affect the existing licensing regime, which obliges generating plants to obtain installation and operation licences and other secondary licences and permits before they can be constructed and operated. These licences relate principally to planning, operational and environmental compliance measures.

Our status

The Liberalisation Law grants us a single generation licence for all our existing generation plants and for those under development. By a recent decision of the Minister of Development, following the RAE's recommendation, the specific terms, rights and limitations of this single generation licence have been approved. If we wish to construct any new generating plants, our Generation business unit will need to apply for a modification of our licence.

A number of our stations do not have all the necessary operating licences due to an ambiguity in the previous legislation. Since this point has now been clarified, we are in the process of applying for all outstanding operating licences which, in accordance with a fast-track procedure issued by the Minister of Development, will be obtained on an accelerated basis. In the meantime, a recent law grants us an interim single operation licence for all our existing generation plants, and for those under construction until 31st July, 2005.

Transmission

Structure

The Liberalisation Law provides that we remain the owner of the interconnected transmission system but the HTSO has the right and responsibility to operate it. The Transmission Control Agreement described below governs the relationship between us and the HTSO. We require a licence in respect of our ownership and the HTSO requires a licence in respect of its operation. This licence has been granted to the HTSO by decision of the Minister of Development. These licences are granted by the Minister of Development, on the basis of a recommendation from the RAE.

Our status as owner

We own the interconnected transmission system pursuant to an exclusive licence for the ownership of the transmission system. As owner of the interconnected transmission system, our role under the Liberalisation Law is to maintain and develop the system according to the HTSO's guidelines.

We also receive a fee from the HTSO, pursuant to the Transmission Control Agreement, which takes into account both our operating and depreciation costs, and a rate of return for us.

The HTSO

The HTSO was incorporated on 12th December, 2000 by a Presidential Decree issued under the Liberalisation Law. Under the Liberalisation Law, the Hellenic Republic must always own at least 51% of the share capital of HTSO. We currently own the remaining 49%. As new generation licences are granted the new licensee is entitled to acquire a share of this 49% in proportion to its generating capacity.

The HTSO was initially funded through a capital contribution by the Hellenic Republic of GRD 51 million (€ 149,670) and by us of GRD 49 million (€ 143,800). The HTSO will be self-financing in the future, relying on the connection and system use charges that it is entitled to levy on users of the interconnected transmission system.

The HTSO currently has approximately 160 employees, all of whom have been seconded to the HTSO by us under a secondment agreement dated 16th February, 2001 between us and the HTSO. The majority of these employees are engaged in the long-term planning of the development of the interconnected transmission system and the operational control of scheduling and despatch. Under the terms of this agreement all our costs in relation to these employees, including salaries, pensions and employee liabilities, are paid to us by the HTSO. We are bound by confidentiality provisions existing under our transmission system ownership licence intended to prevent the disclosure of confidential information between our Transmission business unit and the rest of our business units.

The principal responsibilities of the HTSO are:

- To provide access to the interconnected transmission system to all generators, suppliers and directly-connected customers and us in our capacity as the distribution system operator;
- To manage the scheduling and despatch of generation, including the use of the interconnectors;
- To administer the settlement of energy imbalances;
- To maintain the stability and security of the interconnected transmission system, including by purchasing ancillary services;
- To publish annual forecasts of the demand for generation and transmission capacity; and
- To develop a high quality, efficient transmission system by applying transparent, non-discriminatory criteria to its treatment of users.

The HTSO's licence was issued by a Decision of the Minister of Development on 24th April, 2001. Under this licence, operational control over the interconnected transmission system was transferred on 3rd May, 2001 from us to the HTSO, including the disposal of the control centres that manage scheduling and despatch. The principal obligations of the HTSO under the licence are:

- To enforce and comply with the Grid Code and Power Exchange Code;
- To monitor the compliance of licensed suppliers and generators with law and the terms of their licences;
- To calculate, subject to the Minister of Development's approval, and levy charges for connection to, and use of, the interconnected transmission system;
- To be responsible for the maintenance and development of the interconnected transmission system; and
- To act in a transparent, non-discriminatory and objective manner.

Transmission Control Agreement

The relationship between the HTSO and us in our capacity as owner of the interconnected transmission system is governed by a transmission control agreement (the "Transmission Control Agreement"). We remain the owner of all the assets in the interconnected transmission system but we may not dispose of any of these assets without the HTSO's prior consent. However, we may, with the HTSO's prior consent, use the system for non-energy related purposes. The HTSO must give us this consent unless it reasonably believes that our proposed use threatens the security or efficiency of the interconnected transmission system. In this case, the Minister of Development, following the RAE's recommendation, determines whether we receive the consent.

Under the Transmission Control Agreement, the HTSO is obliged to operate the interconnected transmission system in accordance with the Grid Code, agreed operating protocols and good industry practice. We, through our Transmission business unit, are obliged to maintain and develop the interconnected transmission system to ensure its operational and technical integrity, as provided in our licence, and in accordance with the planning and instructions of the HTSO. We are also obliged to provide connections to new users on request from the HTSO in accordance with the terms of an agreement between us, the HTSO and the new user. We are compensated for doing this by payment from the HTSO of an annual fee which is calculated on the basis of a formula set out in the Grid Code and which will be linked to a reasonable profit. Under the Liberalisation Law, the level of this fee, as

established by the Transmission Control Agreement, must be approved by the Minister of Development. We can also recover our additional costs where the HTSO issues further directions to us or impedes our efficient management of our assets. Depending on its nature, any dispute is resolved either by the RAE or the Greek courts.

Connection and Use of System

Certain entities are connected directly to the interconnected transmission system. All entities who import or export energy to or from the interconnected system are effectively making use of the interconnected transmission system. The terms for, and costs of, connection to the system and use of it are dealt with separately.

Connection

One of the HTSO's responsibilities is to provide access to the interconnected transmission system to all licensees, those exempted from an obligation to obtain a licence and all Eligible Customers. In practice, the persons who are connected to the interconnected transmission system are licensed or exempt generators, us in our capacity as owner and operator of the distribution network and certain large industrial customers who wish to receive high voltage electricity. The minimum standards for connection and the technical and operational performance and also the procedure for connection are set out in the Grid Code. Parties who wish to be connected to the interconnected transmission system execute a standard form transmission connection agreement ("Transmission Connection Agreement").

The Transmission Connection Agreement, has to be signed for each new connection, is a tripartite agreement between the HTSO, us in our capacity as owner of the interconnected transmission system and the user. It gives the user the right to connect and stay connected to the interconnected transmission system in return for the payment of monthly connection charges to the HTSO. It also governs more technical matters relating to connection such as access to equipment and defining the boundary between the interconnected transmission system and the user's apparatus. A Transmission Connection Agreement provides for the parties to enter into a connection works agreement where construction of a connection is required and it outlines the circumstances in which the HTSO is entitled to disconnect the user. Any dispute under a Transmission Connection Agreement is resolved by arbitration under rules established by the RAE.

Use of system

All licensed generators and licensed suppliers, and us in our capacity as owner and operator of the distribution network, will also enter into a standard form transmission use of system agreement ("Transmission Use of System Agreement") which is a bilateral contract with the HTSO. Depending on whether the user is a supplier or a generator, this agreement will give the user the right to import power from or export power to the interconnected transmission system, in return for the payment by the user to the HTSO of monthly use of system charges.

Our status

We will have to enter into Transmission Use of System Agreements as owner and operator of the distribution network, as a licensed generator and as a licensed supplier. We will also have to enter into Transmission Connection Agreements as owner and operator of the distribution network, as a licensed generator and as owner of the interconnected transmission system. We expect to enter into these agreements in the near future.

Ancillary Services

The HTSO can call on generators, pursuant to the terms of their respective licences, to provide ancillary services, which include, among other things, the generation of electricity in a manner that responds to the frequency of the interconnected transmission system, commencement or increase of generation at very short notice and the commencement of generation without requiring any external power source. The HTSO needs to employ these services from time to time to maintain the stability and security of the interconnected transmission system and, under the terms of its licence, is obliged to do so in the most efficient way possible. The HTSO will obtain these services by entering into

ancillary services agreements with generators who are able to provide them. The generator is paid on a monthly basis for making these services available and also receives payments when the HTSO actually requires those services. Initially, these payments will be approved by the Minister of Development.

We are currently the sole provider of ancillary services.

Interconnections

The interconnected transmission system is connected with the transmission systems of Bulgaria, Albania and FYROM. The interconnector with the Bulgarian transmission network has a carrying capacity of 1,400 MVA, while the interconnectors with Albania and FYROM each have a nominal carrying capacity of approximately 1,500 MVA. The administration of these interconnectors and the payments for flows across them are regulated in interconnector agreements originally entered into between us and the Bulgarian, Albanian and ex-Yugoslavian electricity authorities. We have notified the HTSO that our obligations under these interconnection agreements have passed to the HTSO, as required by the Liberalisation Law and the Grid Code.

Operation of the interconnection with Italy commenced in November 2001. You should read "Our Business—Transmission" for a more detailed discussion of our interconnection with Italy.

Access to the interconnectors is available to all electricity market participants who are subject to the provisions of the Power Exchange Code. The Grid Code sets out the procedure by which access is obtained and the costs for this. By Ministerial Decision dated 22nd October, 2001, the Minister of Development allocated to us approximately 62% of the net transmission capacity, or 370 MW of the 600 MW of interconnection capacity available to importers through the interconnection with Albania, Bulgaria and FYROM. You should read "Our Business—Transmission" for more detail.

Public Service Obligations

The Liberalisation Law imposes a public service obligation on the HTSO in relation to certain small generation units using renewable fuel sources or cogeneration ("Renewable Generators"), which guarantees these generators a maximum price for their generation.

Distribution

Structure

The Liberalisation Law gives us the exclusive right to own and operate the distribution network. This role is carried out by our Distribution business unit.

Third party access to the distribution network is regulated by the RAE, and we must provide access to the distribution network in an efficient, transparent, timely and non-discriminatory manner. We require a licence to own and operate the distribution network; the basis on which this licence is granted is set out in the Liberalisation Law and the Authorisation Regulation for Distribution Network Ownership and Operation. We do not yet have this licence.

The basis for connection to the distribution network will be set out in the Network Code once it is published. All users who connect to the distribution network will be required to enter into a standard form connection and use of system agreement with us. We are entitled to charge a tariff for use of the medium and low voltage systems to all end-users, which is subject to approval by the Minister of Development.

Supply

Licensing

One of the principal means by which competition is to be introduced to the Greek electricity market is by allowing new suppliers to enter the market. The Liberalisation Law provides that, while we remain the sole supplier in relation to Non-Eligible Customers, new suppliers can be licensed to supply electricity to Eligible Customers.

Under the Liberalisation Law, any entity or person wishing to supply electricity requires either a supply licence or an exemption. The procedure for obtaining a licence and the terms of a licence are set out in the Liberalisation Law and the Authorisations Regulation for Generation and Supply. Licences and exemptions are only available to European Union entities and citizens.

A supply licence specifies the maximum demand to be supplied by the licensee, and is specified by the licensee in its application for a supply licence. The most important condition for the issue of a supply licence is that the licensee must own sufficient generating capacity installed in the European Union to meet this demand. The licensee must also demonstrate to the Minister of Development that it has satisfactory long-term guarantees of the availability on its behalf of reserve generating capacity equal to at least 15% of its anticipated demand. This reserve capacity need not be owned directly by the applicant but must be installed in the European Union. In the case of any capacity that is not installed in Greece, the prospective licensee must also demonstrate that it can guarantee the availability of the necessary capacity of the transmission systems and of the interconnectors required for the transmission of the electricity in Greece.

The RAE makes a recommendation to the Minister of Development in relation to an application for a supply licence, taking into account certain factors, which include system security, protection of the environment, the financial and technical capabilities of the applicant, the long-term energy planning for Greece, consumer protection and national security. The procedure should generally take no more than six months from the submission of an application to the issue of a decision by the Minister of Development.

Entities who are exempt from the requirement for a generation licence are in certain cases entitled to an exemption from the requirement for a supply licence to the extent of their exempt generating capacity. This does not apply to reserve generating capacity.

The principal obligations set out in the supply licence are that the licensee must:

- Maintain unbundled accounts as required by the Liberalisation Law;
- Ensure that no change in control occurs in respect of itself or, where it is a consortium, any member of the consortium, without the consent of the Minister of Development;
- Own sufficient generating capacity in the European Union to match its licensed maximum demand and not modify or change the ownership of this capacity without the consent of the Minister of Development;
- Guarantee the availability of reserve generating capacity in the European Union of not less than 15% of its licensed maximum demand and not modify this capacity without the consent of the Minister of Development;
- In respect of any generating or reserve capacity located outside Greece, ensure the availability of adequate transmission access and interconnector rights to allow for the delivery of this electricity to Greece and not change the details of this capacity without the consent of the Minister of Development;
- Match any increase in demand by its consumers of more than 8% with an increase of capacity, reserve capacity and associated transmission rights; and
- Not act in an anti-competitive manner or exploit or abuse a dominant market position.

A supply licence has a specified, renewable, term and can be revoked for, among other things, a breach of any of the principal obligations listed above and insolvency of the licensee.

Our status

The Liberalisation Law grants us the right to acquire a blanket licence to supply both Eligible and Non-Eligible Customers. Our Distribution business unit carries out this licensed activity.

Eligible Customers

As contemplated by the Electricity Directive, the Liberalisation Law distinguishes between Eligible and Non-Eligible Customers. It provides that Eligible Customers are all customers consuming more than 100 GWh a year and others defined in Decisions of the Minister of Development, on the RAE's recommendation. The Liberalisation Law provides that the percentage of Eligible Customers must represent a percentage of power consumption equal to the percentage of the electricity market liberalisation determined each time by the European Commission. A Decision of the Minister of Development dated 9th January, 2001 defines Eligible Customers, with effect from 19th February, 2001, as all high- or medium-voltage electricity users representing 34% of the electricity market, by consumption, which exceeds the current requirements of the European Commission.

Eligible Customers are entitled to purchase electricity from the supplier of their choice on the basis of commercial contracts agreed between the customer and the supplier. All dealings between licensed suppliers and Eligible Customers are set out in the Supply Code Edition One. The principal provisions of this code are that:

- All licensed suppliers must publish, within two months of their licence being issued, details of their standard terms;
- Certain terms are automatically implied into supply contracts between suppliers and Eligible Customers and cannot be excluded or overridden;
- There are special provisions in relation to any supplier that supplies more than 40% of the Eligible Customers, by volume of demand, defined as a Major Supplier;
- We were obliged to send to all Eligible Customers within two months of the code coming into effect details of our tariffs and principles by which we set our contract prices; and
- For as long as we have at least 70%, by volume of demand, of the Eligible Customer market we must offer terms for supply to any Eligible Customer who requests this and we may only offer terms, including contract prices, that have been approved by the Minister of Development.

The Liberalisation Law also obliges us to supply any Eligible Customer previously supplied by another supplier, which may require further generating capacity. In effect, as with Non-Eligible Customers, we are required to act as a supplier of last resort. In charging for this supply we may include an element compensating us for the additional costs arising from the fact that the customer was previously supplied by another entity.

Non-Eligible Customers

Non-Eligible Customers are principally residential consumers and small and medium-sized businesses connected to the low-voltage network. All consumers on the autonomous islands are also Non-Eligible Customers. We have the exclusive right and obligation to supply electricity to Non-Eligible Customers. The terms, including tariffs, on which we provide this supply are regulated by the Supply Code, but have not yet been published.

Public Service Obligations

As the incumbent electricity provider in Greece, we must carry out certain public service obligations, including:

- Charging customers on the autonomous islands electricity tariffs that are the same as the electricity tariffs we are entitled to charge to Non-Eligible Customers on the interconnected system, although these tariffs do not cover the average cost of generation on the autonomous islands;
- Providing electricity to certain customers at a discount, including agricultural customers, municipalities, large families, earthquake victims and small newspaper publishers. Consequently, the price charged to these customers does not allow us to recover our costs of generation; and
- Irrigation obligations, which require us to release water from our hydroelectric station, thereby generating electricity at times of the day that may not be the most economical for us.

Under the Liberalisation Law, a special account established by the RAE and administered by the HTSO will provide limited compensation for the provision of public service obligations, from which the HTSO will make payments to all entities within the Greek electricity industry responsible for meeting public service obligations. We will only receive compensation from this account, as administered by the HTSO, to the extent there are competitors and only in proportion to our public service obligations compared with the public service obligations of our competitors. We do not expect the full cost of our public service obligations to be covered by compensation provided by this account or through passing the relevant cost to the customers through the tariffs, even if approved by the European Union. The Minister of National Economy has indicated the Hellenic Republic's intention to compensate us for some of the costs related to public service obligations in an amount of GRD 55 billion (€ 161 million)

per year. The first of these payments is scheduled to take place in 2002 and the payments will cease in 2004 or earlier if an alternative mechanism for compensation is put into place. These payments are subject to compliance by the Hellenic Republic with Greek and European Union law.

Customer tariffs for electricity

The tariff our Distribution business unit charges to Non-Eligible Customers in carrying out our supply business is expected to comprise the following elements:

- A charge where we pass through the high voltage use of system charge (described below) imposed on us as a supplier through the Transmission Use of System Agreement, except in the case of customers in the autonomous islands;
- A charge where we pass through the medium and low voltage use of system charges (described below) imposed on us as a supplier, assuming the customer is connected to either the medium voltage or the low voltage network;
- A charge for the cost to us of purchasing the energy supplied which may represent the sums charged to us for the purchase of energy from third party generators but in practice will be the transfer pricing costs levied by our Generation business unit;
- Administration costs;
- Ancillary services;
- A pro rata share of the charge levied on us as a supplier through the Uplift mechanism in respect of certain Public Service Obligations; and
- A profit element.

For so long as we supply at least 70% of the Eligible Customer market, the Ministry of Development will continue to set the maximum tariff that we may charge to Eligible Customers.

High-voltage use of system charge

The price charged for using the interconnected transmission system is charged by the HTSO to us both as a generator and as a supplier through the Transmission Use of System Agreements. The total payments made by the HTSO to us in our capacity as owner of the interconnected transmission system under the Transmission Control Agreement and to any other third parties for the maintenance and development of the interconnected transmission system are allocated as to 30% to all generators and as to 70% to all licensed suppliers. The portion allocated to generators is further allocated to each individual generator on the basis of its geographical location and volume of generation. The portion allocated to suppliers is further allocated to each supplier pro rata to the demand of its customers, ignoring any customers on the autonomous islands.

Medium- and low-voltage use of system charges

As owner and operator of the distribution network, we will charge all suppliers a regulated tariff for use of the distribution network. It is approved by the RAE and includes allowances for our operating costs, depreciation costs and return on capital. It also includes economic incentives for us to meet certain reliability and quality targets.

Transmission Control Agreement charges

The fee paid to our Transmission business unit under the Transmission Control Agreement takes into account our operating and depreciation costs. It also allows us an agreed rate of return on capital and includes an economic incentive to achieve certain performance levels.

System operation and trading

System operations and trading mechanisms are set out in the Power Exchange Code and the Grid Code, and generally provide for the trade of electricity in the interconnected system.

Scheduling and despatch

Since it is not possible to store electricity, the volume of generation at any time must match the volume of demand at that time to avoid brownouts or blackouts. The process of instructing generating plants to begin, increase, decrease or cease generation on a real time basis is known as despatch. The

process of determining in advance which generating plants are likely to run is known as scheduling. In the Greek electricity market, the HTSO is responsible for both scheduling and despatch in accordance with the provisions of the Grid Code.

Day-ahead scheduling

Despatch takes place on an hourly basis, with each hour in a day being termed a Despatch Hour. On each day the HTSO is required to publish by 11:00 a.m. a forecast of demand across the whole interconnected transmission system for each Despatch Hour in the next day. By 12:00 noon on that day each generator is required to make a declaration to the HTSO of its operational availability in each Despatch Hour in the next day.

Actual despatch

On a real-time basis, the HTSO issues despatch instructions to generating units to begin, increase, decrease or cease generation and provide ancillary services, with the overall aim of matching generation to demand whilst maintaining adequate reserve capacity, system stability and the quality of supply. In choosing which generating units to despatch, the HTSO is also subject to requirements in the Liberalisation Law to prioritise generation from renewable and indigenous sources.

System trading arrangements

All electricity imported on to the interconnected transmission system is sold by generators and purchased by purchasers. Since any supplier must own sufficient generating capacity to match its generating capacity, it is likely that in most cases the volume exported by an entity as a supplier will match the volume imported by it as a generator. Any imbalances which do arise are settled by the HTSO in accordance with the Power Exchange Code.

All licensed suppliers and licensed generators must, under the terms of their licence, comply with the Power Exchange Code. The HTSO is also subject to the provisions of the Code, as are we in our capacities as owner and operator of the distribution network and owner of the interconnected transmission system. Generators or suppliers who are exempt from the requirement to have a licence are represented in the system trading arrangements by a special representative appointed by the HTSO.

As part of these system trading arrangements, the HTSO will operate a trading account known as the Uplift Account to which it will allocate a number of costs and benefits arising from the trading arrangements.

Pursuant to the Power Exchange Code, the Uplift will consist of the following subaccounts:

- Ancillary services account;
- Account for HTSO's administrative costs;
- Net interconnection cost account;
- Account for the generation units using domestic sources of primary energy up to 15% of the total amount of the primary energy necessary for the generation of electricity consumed in Greece during the course of one calendar year;
- Account for generation units with use of renewable resources and co-generation units;
- Account for constrained-on and constrained-off payments;
- Account for losses controls; and
- Account for additional charges.

The balance on this account is charged to all suppliers.

Renewable Generators and co-generators in the interconnected system

The Liberalisation Law requires the HTSO to purchase the energy generated by Renewable Generators and co-generators producing from renewable resources who are connected to the

interconnected system under 10-year renewable power purchase contracts. We will transfer to the HTSO the 68 contracts we had in place with Renewable Generators and relevant co-generators as at 30th September, 2001.

Through the HTSO, the Renewable Generators receive payment for their generation, priced at the marginal cost of generation. However, the Liberalisation Law sets a capped tariff payable to the Renewable Generators under the power purchase contracts. To the extent that this tariff exceeds the marginal cost of generation price the HTSO will be paying more than it is charging suppliers for this generation. It recovers this shortfall through a special sub-account of the Uplift Account. This is a public service obligation imposed on the HTSO to encourage generation from renewable resources which might not otherwise be economic. The cost of this is passed on to suppliers and ultimately to customers.

Autonomous islands

On the autonomous islands, all of which fall within the Distribution business unit, we remain the monopoly supplier and are the exclusive owner and operator of the distribution network, which, in the case of Crete, Rhodes and Lesvos, includes a limited high voltage network. The autonomous islands are the subject of a separate regulatory regime, which is described in this section.

Generation

As operator of the distribution network we prepare, subject to approval from the RAE, a forecast of the demand for generating capacity. If this forecast indicates a need for new capacity the Minister of Development may issue an invitation for bids to construct such capacity. In the event that this process still results in insufficient generating capacity on these islands, or is unsuccessful, the Minister of Development is entitled to grant a generation licence to us to ensure continuous electricity supply.

As operator of the distribution network we manage the despatch of generation on each autonomous island on the terms to be set out in the Network Code once it is published.

There are similar provisions in relation to Renewable Generators as for the interconnected system. On the autonomous islands we, as operator of the distribution network, take on the HTSO's role in entering into 10-year contracts with all Renewable Generators. A capped electricity tariff, pursuant to the Liberalisation Law, applies and we are compensated for any shortfall between our payments under these contracts and the price we receive for the generation by a payment from the HTSO. The HTSO charges this payment to the Special sub-account of the Uplift Account. In addition we, as operator of the distribution network, must buy all energy generated by Renewable Generators in the autonomous islands and as a result must pay for whatever level of generation a Renewable Generator procedures.

Distribution

All the lines on the autonomous islands, notwithstanding that some lines on Crete, Rhodes and Lesvos are high voltage, form part of the distribution network. Consequently we have the exclusive right to own, operate and exploit this network and will do so in accordance with the Network Code.

Supply

Pursuant to the Liberalisation Law, we will hold an exclusive supply licence for the autonomous islands. All customers on the autonomous islands are Non-Eligible Customers and therefore we supply them on the basis described in "Supply—Non-Eligible Customers" above.

MANAGEMENT

Directors and Management

Our board of directors is the supreme administrative body of the Company and is ultimately responsible for the overall management of the Company. The Chief Executive Officer is elected by the general assembly of shareholders for a term of three years and is our highest executive officer, responsible for day to day supervision of the operations of the company. The board of directors develops our strategy and business development, supervises and controls the management of our property by our General Managers and approves, on the recommendation of our Chief Executive Officer, our business plan and strategy and their implementation on an annual basis. The board may, following a recommendation of the Chief Executive Officer, delegate the exercise of part of its responsibilities (except for those responsibilities that by Greek law or our articles of incorporation may only be exercised by the board of directors), including the day-to-day management of the Company or its representation, to the Chairman, the Chief Executive Officer or one or more members of the board, the executive committee, the General Managers or our employees. Day to day management of the Company has been delegated to the Chief Executive Officer and to the six General Managers. The Chief Executive Officer reports to our board and may, pursuant to our articles of incorporation, submit his proposals for achieving the Company's objectives, as set out in our strategy and business plan, to the board of directors. His primary responsibility is overseeing our business units and other departments, and co-ordinating their actions. In addition, our Chief Executive Officer may decide on the Company's entry into transactions with a value determined each time by a decision of the board of directors, but in no case exceeding GRD 100 million (€ 0.3 million). The Chief Executive Officer together with the six General Managers form the executive committee, which decides all matters delegated to it by the board of directors.

Our board of directors has the power to take all actions consistent with the corporate purpose described in our articles of incorporation, except for actions that by law or under our articles of incorporation may only be taken by our shareholders at the general assembly. Our board consists of 11 members. Six members of our board (including the Chief Executive Officer) are elected by the general assembly of shareholders (in which the minority shareholders who voted in the special assembly for the election of the minority shareholders' representatives cannot participate) as provided by our articles of incorporation. Two members of our board are elected as representatives of the minority shareholders by a special assembly of minority shareholders, excluding the Hellenic Republic as a majority shareholder. Two members of our board are elected by our employees as their representatives under the supervision of an election committee formed by the labour unions. Finally, one member of our board is nominated by the Greek Economic and Social Committee and appointed by a decision of the Minister of Development. Members of the board are elected or formally appointed, as the case may be, for a term of three years. Members are eligible for re-election or re-appointment. Currently, we have no minority shareholders and therefore there are no members of the board elected by minority shareholders. In accordance with our articles of incorporation, we will convene a special assembly of minority shareholders within two months of the date of listing our shares on the ASE to elect two directors. Upon the election of those two directors, two of the eight members of our board of directors previously elected by the general assembly of shareholders will resign.

The quorum for our board meetings is a majority of members of the board. Resolutions are adopted by a majority of votes of those present. The board meets at least once per month upon the call of the Chairman. A board meeting must also be called upon the request of four members of the board.

The current composition of the board of directors is as follows:

Name	Position	Date initially appointed	Date current term expires
Demetrios Papoulias	Chairman	5th June, 2000	8th January, 2004
Stergios Nezis	Chief Executive Officer and Managing Director	5th June, 2000	8th January, 2004
Vassilios Avramidis	Member (representative of the employees)	5th June, 2000	4th June, 2003
Nikolaos Agelakis	Member	5th June, 2000	8th January, 2004
Eleftherios Vouyoukas . .	Member	5th June, 2000	8th January, 2004
Dimitrios Kyriazis	Member	5th June, 2000	8th January, 2004
Athanassios Matsaridis . .	Member (representative of the employees)	5th June, 2000	4th June, 2003
Maria Souani	Member (representative of the employees)	5th June, 2000	4th June, 2003
Platon Tinios	Member	5th June, 2000	8th January, 2004
Vassilios Trapezanoglou . .	Member	5th June, 2000	8th January, 2004
Helen Tsamadou	Member	5th June, 2000	8th January, 2004

The members of our current board of directors have been appointed by Ministerial decision on 5th June, 2000. According to the presidential decree relating to the transformation of PPC into a *société anonyme*, the term of the members of our current board, except for the employees' representatives, was fixed for three years from the date of the general assembly of shareholders approving their appointment, or until 8th January, 2004. For this first term of service in the board of the *société anonyme*, our current employees' representatives on the board of directors were appointed until the expiration of their original term (prior to the transformation into a *société anonyme*), or until 4th June, 2003.

Demetrios Papoulias, Chairman. Dr. Papoulias, 62, is Chairman of our board of directors. He has served as Chairman of the Board of the Hellenic Telecommunications Organisation (OTE) from 1996 to 1998, as Deputy Governor of the Hellenic Bank of Industrial Development (ETBA) from 1993 to 1995 and as Secretary General for the Public Sector at the Ministry of National Economy of Greece from 1995 to 1997. Dr. Papoulias is a professor at the Department of Economic Sciences of the University of Athens, where he teaches Strategic Management and Operational Research. He holds a PhD from Oxford University, United Kingdom.

Stergios Nezis, Chief Executive Officer. Mr. Nezis, 58, is our Chief Executive Officer and Managing Director. He is also Chairman of PPC Renewables S.A. since June 2000. He has served as Managing Director of APCO S.A. (today MORNOS S.A.) from 1981 to 1984. He has served as Managing Director and General Manager of Phosphoric Fertilizers Industry S.A. from 1984 to 1989. During the same period, he was a member of the board of directors of the Commercial Bank of Greece. Between 1989 and 2000, he was the Managing Director and General Manager of SCA Hygiene Products S.A., the subsidiary of the Swedish multinational SCA, responsible for Greece, Cyprus and the Balkans. Mr. Nezis holds a degree in Chemical Engineering from the National Technical University of Athens and a Master in Business Administration from the Athens University of Economics. He is a member of the Technical Chamber of Greece, the Hellenic Management Association, the Hellenic Association of Chief Executive Officers and a member of the board of the General Council of Federation of the Greek Industries.

Vassilios Avramidis, Director. Mr. Avramidis, 51, is a member of our board of directors as one of our employees' representatives. He has been an employee in our company since 1979 on the technical staff in the Lignite Centre of Western Macedonia. He has previously worked in the private sector as an engineer. From 1994 to 2000, he also served as President of the Labour Centre of Ptolemais, Eordea and has been a member of the General Council of the General Federation of Greek employees (GSEE).

Nikolaos Agelakis, Director. Mr. Agelakis, 72, has been a member of the board of directors of PPC since November 1993. Between 1993 and June 2000, he was Deputy President of our board. He has also served as Deputy President of the Central Law Preparation Committee from 1993 until 1997. Mr. Agelakis joined our company after a long career in the judicial sector where he served from May 1959 until 1991. In 1991, he retired holding the position of the Judge of the Supreme Court. Prior to that, he was a lawyer for four years. Mr. Agelakis holds a degree in Law from the University of Law in Thessaloniki.

Eleftherios Vouyoukas, Director. Mr. Vouyoukas, 45, is an economist specialising in international energy issues. Since 1996, he has worked as a consultant mainly for international organisations. Prior to 1996, he was head of the Economic Analysis Division at the OECD where he had worked since 1990. He has also worked as a senior economist at the Corporate Planning Department of BP plc between 1986 and 1990. Mr. Vouyoukas has studied Economics and Econometrics at the Universities of Essex and Southampton in the United Kingdom and at Queen's University in Canada.

Dimitrios Kyriazis, Director. Mr. Kyriazis, 78, is a former President of the Federation of Greek Industries and has been a member of the board of directors of PPC since 1996. He is currently a member of the board of directors of a number of Greek companies, such as EYDAP, ESHA, PAKO. Mr. Kyriazis is a civil engineer, and has spent more than 40 years as Chief Executive Officer of various manufacturing companies. He has also been an officer or member of the board of OTE, TITAN Cement and DEXION (Germany). He has served three times as President of the Federation of Greek Industries, and was Secretary General of the Ministry of Public Works, President of Hellenic Management Association, President of the Institute of Geological and Mining Research, Vice President of the Foundation of Economic & Industrial Research (IOBE), and member of the Board of Governors of the Bank of Greece. He is a Fellow of the British Institute of Management and holds the position of Vice President of the Greek Economic and Social Committee.

Athanassios Matsaridis, Director. Mr. Matsaridis, 51, is a member of our board of directors as one of our employees' representatives. He has been an employee in our company since 1975. In 1988, he was elected as a member of the Executive Committee of GENOP. In 1997, he was elected as General Secretary of GENOP. A year later, he was elected as the prefecture governor in the Prefecture of Kozani, Northern Greece. In 1999, Mr. Matsaridis got re-elected as General Secretary of GENOP.

Maria Souani, Director. Mrs. Souani, 35, is a member of our board of directors as one of our employees' representatives. She has been working in the Administration department of our company since 1987. She is a member of GENOP and GSEE.

Platon Tinios, Director. Dr. Tinios, 45, is an economist. He is a special advisor to the Prime Minister of Greece. He studied Economics at the Universities of Cambridge and Oxford in the United Kingdom and holds a PhD from Cambridge. After teaching economics at Oxford, he worked as an economic adviser at the Ministries of National Economy, and Industry, Energy and Technology. His areas of responsibility were public enterprise policy, technology, energy policy and the economics of social policy. He has served as Greek representative on a number of European Union committees. Dr. Tinios is the author of research papers and books on pensions and social security reform.

Vassilios Trapezanoglou, Director. Mr. Trapezanoglou, 54, is a General Manager at Piraeus Bank. He has studied Mathematics in Thessaloniki, Applied Informatics in Grenoble, France and Regional Development in Athens. He joined Piraeus Bank in 1998 and was responsible for the Information Technology, Organisation and Electronic Channels division of Piraeus Bank up to April 2001. Since April 2001, he is responsible for the division of retail banking products, electronic distribution channels, marketing and communication. From 1975 to 1998, he was IT Manager in Hellenic Aspropyrgos Refineries (1975-1981), IT and Organisation director of Motor Oil Hellas (1981-1991) and IT Director at Xiosbank (1992-1998). He has participated in several technical committees and councils. He was a member of the board of Greek Computer Society (Association of Computer Scientists) from 1977 to 1986 and President from 1983 to 1986. He is a member of the Executive Jury, created by the European Union and the Confederation of European Academies of Engineers, which awards annual European IT prizes (ITEA).

Helen Tsamadou, Director. Mrs. Tsamadou, 63, is an honorary lawyer. She is a member of our board of directors since June 2000. Mrs. Tsamadou was Manager at the legal division of the National Bank of Greece until February 2000 and has participated in a number of international transactions, privatisation projects and international offerings involving the National Bank of Greece, the Hellenic Telecommunications Organisation, Hellenic Petroleum, Duty Free Shops, Hellenic Finance bond issues and Hellenic Republic privatisation certificates. Mrs. Tsamadou is a graduate of the National and Kapodistrian University of Athens, Law School and the American University, Washington College of Law (LLM). She was an advisor to the Minister of Development and at present is an advisor to the Minister of Finance on legal matters.

The business address of each of the members of the board of directors is 30 Chalkokondyli Street, Athens 10432. For the year ended 31st December, 2000, we paid the members of our board of directors aggregate remuneration and other benefits in kind of approximately GRD 166 million (€ 0.5 million).

The six General Managers in charge of the operations at each of our business units report to the Chief Executive Officer. The Chief Executive Officer and the General Managers comprise our executive committee. The General Managers are appointed by the board of directors for five year terms of office which may be renewed. The Chief Executive Officer is subject to a management contract with the Company, represented by the Chairman, which sets out the business targets the Chief Executive Officer undertakes to achieve during his term, the means by which such targets may be achieved, and the conditions under which he may be entitled to additional remuneration. The scope of the General Managers' duties is determined by resolution of our board of directors, upon a recommendation of the Chief Executive Officer. The General Managers are responsible for their respective business units or departments.

Our executive committee is responsible for the co-ordination and efficient operation of our business, our administration, the performance of each business unit, the implementation of board of directors' decisions and the procurement and awards of projects with a value below GRD 1 billion (€ 2.9 million) and which are not considered to need the board of directors' approval.

The current composition of the executive committee is as follows:

Name	Position	Date initially appointed	Year current term expires
Stergios Nezis	Chief Executive Officer	5th June, 2000	2004
Gregoris Anastasiadis	Chief Financial Officer	1st November, 2000	2005
Konstantinos Kavouridis	General Manager of the Mining business unit	7th September, 2000	2005
Konstantinos Vassiliadis	General Manager of the Transmission business unit	1st October, 2000	2005
Konstantinos Panetas	General Manager of the Generation business unit	7th September, 2000	2005
Nikolaos Gagaoudakis	General Manager of the Distribution business unit	7th September, 2000	2005
Georgios Manolopoulos	General Manager of Human Resources	7th September, 2000	2005

Gregorios Anastasiadis, Chief Financial Officer. Mr. Anastasiadis, 53, became PPC's Chief Financial Officer in November 2000. Prior to his current position, he was the Chief Financial Officer of Panafon Telecommunication S.A. since 1993. Mr. Anastasiadis has a degree in Economics from the Athens University of Economics and Business.

Konstantinos Kavouridis, General Manager of the Mining business unit. Mr. Kavouridis, 51, has been the General Manager of our Mining business unit since September 2000. He is a mining engineer with a PhD in Mining and Mineral Technology from Imperial College University of London. Since 1989, he has been appointed as Associate Professor in the Technical University of Crete. Mr. Kavouridis has co-operated with private mines as production manager as well as with IGME, the Greek Institute of geological and mineral exploration. He has more than 20 years' experience in the lignite industry and has held different senior management positions within our company. During the period of 1994-2000,

he was the director of Ptolemais-Amynteon Lignite Centre. Dr. Kavouridis is a member of the Executive Committee of CECSO, the European Association of Solid Fuels, the Coal Preparation Experts Committee of ECSC (European Coal and Steel Community), and the General Department of Energy and Transport of the European Commission. He also represents our company in DEBRIV, a German association of the lignite industry.

Konstantinos M. Vassiliadis, General Manager of the Transmission business unit. Mr. Vassiliadis, 51, has been the General Manager of the Transmission business unit since October 2000. Prior to this assignment he had been, since July 1997, Managing Director and Chief Executive Officer of Electric Railways Athens Piraeus SA, which is the owner and operator of Athens Metro Line 1. In August 1996, Mr. Vassiliadis became the first director of operations of Attiko Metro SA, and from this position, he initiated the setting up of the operation of the new Athens Metro Lines 2 and 3. He has spent a major part of his professional career in the design and construction of Lines 2 and 3 of the Athens Metro, having worked both for the initial design team (1985-1991) and later (1992-1994) for the Olympic Metro Consortium. Mr. Vassiliadis holds a degree in Electrical and Mechanical Engineering from the National Technical University of Athens and a Master from University of London.

Konstantinos Panetas, General Manager of the Generation business unit. Mr. Panetas, 54, has been the General Manager of the Generation business unit since September 2000. Prior to his current position, Mr. Panetas was the General Manager of PPC Distribution for seven years. Since joining our company in 1972, Mr. Panetas has served in various management positions and has represented our company in international conferences and associations in numerous occasions. Mr. Panetas has also been a member of the board of directors of DEPA since 1996. Mr. Panetas holds a degree in Electrical and Mechanical Engineering from the National Technical University of Athens.

Nikolaos Gagaoudakis, General Manager of the Distribution business unit. Mr. Gagaoudakis, 56, has more than 30 years' experience in the electricity industry dealing primarily with transmission system projects. He has held different senior management positions in our company. Mr. Gagaoudakis holds an Engineering degree from the National Technical University of Athens.

Georgios Manolopoulos, General Manager for Human Resources and Organisation. Mr. Manolopoulos, 63, is the General Manager for Human Resources and Organisation since September 2000. From March 1995 to September 2000, he served as assistant General Manager of Administration. He has been employed in our company since 1966 in various positions. Mr. Manolopoulos holds a degree in Business Science from the Athens University of Economics and Business and a degree in Political Science from Panteion University of Social and Political Sciences.

The business address for each of the members of the executive committee is 30 Chalkokondyli Street, Athens 10432.

Compensation

The aggregate compensation of all members of our board of directors, of our executive committee and our executive officers listed above (or persons who have left or been replaced during 2000) paid or accrued, excluding social security contributions, for the 12 months ended 31st December, 2000 was approximately GRD 342 million (€ 1.0 million). The aggregate amount paid or accrued for social security contributions for the 12 months ended 31st December, 2000 was GRD 39.9 million (€ 0.1 million).

Interest of management in certain transactions

None of our directors, including any connected person of a director, has an interest in our share capital together with any options in respect of such capital. Our directors and executive officers may purchase shares in the employee offering. We do not have a share option scheme for our directors or other employees.

No director has any interest in a transaction entered into by us or any of our subsidiaries which is or was unusual in its nature or conditions or significant as it relates to us and our subsidiaries as a whole and which was effected during the current or immediately preceding financial year or was effected during an earlier financial year and remains in any respect outstanding or unperformed.

No director has been granted by us or any of our subsidiaries a loan or any guarantee for his benefit.

RELATIONSHIP WITH THE SELLING SHAREHOLDER

Shareholding

The Hellenic Republic currently owns all of our outstanding shares. Following the combined offering, the Hellenic Republic will own approximately 85% (or approximately 84% assuming the exercise of the over-allotment option and no return transfer of shares pursuant to the over-allotment option) of our share capital. Pursuant to the Liberalisation Law, the Hellenic Republic's participation in our share capital may not be less than 51% of the voting shares in existence at any time. This requirement can only be changed by further legislation.

The Hellenic Republic

The Minister of Finance oversees the Hellenic Republic's shareholding in our company. The Minister of Development has overall governmental responsibility for the Greek electricity sector, including responsibility for regulation of our company. You should read "Regulation of the Greek Electricity Sector" for a more detailed discussion.

The Hellenic Republic recognises the distinction between its role as shareholder and its role as regulator. In accordance with our articles of incorporation, the Hellenic Republic can only exercise its decision-making power as a shareholder at our general assembly of shareholders. The Hellenic Republic currently elects six out of the 11 members of our board, including the Chief Executive Officer. After the combined offering, it will continue to elect six out of the 11 members of our board.

Our articles of incorporation allow decisions submitted for a vote to the shareholders to be determined by a majority of votes cast at a general assembly of shareholders. The Hellenic Republic's holding of the shares following the combined offering will still allow the Hellenic Republic to continue to have majority influence over decisions relating to matters submitted for a vote of the shareholders of the Company. You should read "Risk Factors—The Hellenic Republic has had, and may continue to have, a significant impact on our operations" for a more detailed discussion.

The Hellenic Republic as Purchaser of Services

The commercial relationship between our company, as supplier of electricity, the Hellenic Republic and state-owned companies, as customers, is conducted on a normal arm's-length customer and supplier basis, although concerns may be raised regarding delays in the payment of debts to us by various public entities. We have, however, obligations under some non-commercial contracts we entered into in the past. For example, arrangements with our two largest corporate customers, Aluminium and Larco, were not entered into on commercial terms but rather on terms consistent with Greek government policies. We also deal with the various departments and agencies of the Hellenic Republic as separate customers, and the provision of services to any one department or agency does not constitute a material part of our revenue.

In the ordinary course of our business, we enter into agreements with entities owned or controlled by the Hellenic Republic. The most significant agreements are summarised below:

Agreement with Larco

On 5th June, 1992, we entered into a contract with Larco for the supply of electricity. We sell electricity to Larco at a discount which, however, is determined by movements in an index for world aluminium prices, as required by Law 2637/1995 and a subsequent decision of the Ministry of Development which sets electricity tariffs until 31st December, 2002. Larco became insolvent and was restructured in 1989. As part of this restructuring, we were required to write off debts Larco owed to us in exchange for shares in Larco. As a result, we currently own approximately 28.6% of Larco following the restructuring.

Agreement with ELPE

On 12th September, 1997, we signed an agreement with DEP S.A., (renamed as ELPE in 1998) and Refinery of Thessaloniki S.A. for the purchase of liquid fuel. The contract expired on 31st August, 2001 and was renewed until 31st December, 2002.

Prices for delivery of the liquid fuel are determined on a weekly basis and are based on an average of the high prices of the relevant liquid fuel for the preceding week, as published in Platt's Oilgram Marketscan.

Agreement with DEPA

In June 1994, we entered into a contract with DEPA to purchase a total of 1.8 billion cubic metres per year of natural gas. The contract will terminate on 31st December, 2016 and can be extended up to 31st December, 2020, under the same terms and conditions, provided that either DEPA's contract with the Russian natural gas supplier Sojuzgazexport expiring on 31st December, 2016 is renewed under the same terms and conditions, or DEPA has found another supplier of natural gas under the same terms and conditions. Pursuant to the terms of our gas purchase contract with DEPA, we are subject to a minimum "take-or-pay" obligation, under which we commit to pay for a minimum amount of gas irrespective of actual consumption. This "take-or-pay" obligation provides for a four year clearance period. To date, we have exceeded our contractual annual "take-or-pay" gas purchase obligations and expect to continue meeting our annual obligation.

Pursuant to the terms of this contract, we are also entitled to the most competitive natural gas price offered by DEPA for the purposes of electricity generation. Prices are determined by a formula which takes into account market prices of heavy fuel oil, gas oil and certain types of crude oil. As part of the contract, DEPA is required to remit part of its profits to us if DEPA's net profits exceed 8% of its total revenue.

Gas prices for each quarter are fixed on the basis of the average for the prior six months from the start of the quarter.

In addition, Law 2593/1998 gives the Ministry of Development the right to grant us the option to purchase from the Hellenic Republic all or part of DEPA's shares. Should we be granted this option and decide to exercise it, we would hold 65% of DEPA's share capital, subject to ELPE exercising its right of first refusal.

Settlement of debts owed to us by other state-owned companies

In the past, the Hellenic Republic has issued bonds to us for a total of approximately GRD 37.5 billion (€ 110.0 million), maturing during 1998 to 2002 in settlement of bills owed to us by certain state-owned companies. The balance outstanding as at 30th June, 2001 was approximately GRD 13.5 billion (€ 39.6 million), of which GRD 7.4 billion (€ 21.7 million) of the bonds were sold to banks for short-term borrowings pursuant to repurchase agreements.

The Hellenic Republic as Sovereign

We are subject to the regulatory authority of the Minister of Development and the RAE.

The Liberalisation Law provides that certain expenses that we incur in providing public service obligations such as provision of electricity on the autonomous islands at the same electricity tariffs as in the interconnected system and provision of water from our hydroelectric stations for irrigation purposes will be partly compensated through the Uplift and through tariffs. You should read "Our Business—Generation" and "Regulation of the Greek Electricity Sector" for a more detailed discussion of compensation of our public service obligations.

Indebtedness Guaranteed by the Hellenic Republic

In the normal course of our business, we have entered into a number of loan agreements with the European Investment Bank. As at 30th June, 2001, we had 44 loan agreements with the European Investment Bank. The Hellenic Republic has guaranteed our principal and interest payment obligations under these agreements. In exchange, we pay to the Hellenic Republic a commission in the range of 0.40% to 1% on the outstanding balance of the loans guaranteed. The total principal amount guaranteed as at 30th June, 2001 was GRD 260 billion (€ 763.0 million).

Privatisation Certificates

The Hellenic Republic has issued two series of privatisation certificates exchangeable, at the option of the holders, for shares in companies offered for sale by the Hellenic Republic in privatisation offerings. The first series of privatisation certificates was issued in 1998 for € 500 million and will mature on 9th October, 2003. The second series of privatisation certificates was issued in October 2001 for € 1.7 billion and will mature on 4th October, 2004. The terms of the privatisation certificates provide their holders with a right to exchange certificates for shares at a 5% discount in future privatisation offerings by the Hellenic Republic. Holders of privatisation certificates are entitled to preferential allocation over at least 64% of the shares to be sold by the Hellenic Republic in the combined offering. To the extent that holders of privatisation certificates do not exercise their right to exchange their certificates for our shares, the shares will be made available in the combined offering.

THE ATHENS STOCK EXCHANGE AND SETTLEMENT

General

The ASE commenced operations in 1880 to trade Greek government bonds and shares of the National Bank of Greece. Four years later, the ASE officially opened as an exchange following the election of its first board of directors. The ASE created a new market, known as the parallel market, in 1988 to help smaller and newly established companies issue shares to the public. Historically, these companies were unable to meet the stricter listing criteria of the main market. In 2000, the ASE created the New Stock Market ("NEHA") for the listing of the shares of small and medium capitalisation innovative companies with potential for rapid growth.

The ASE has operated continuously since 1880 and recently established a number of subsidiaries, including the Thessaloniki Stock Exchange Centre, whose purposes are the facilitation of the listing on the parallel market of companies operating in Northern Greece and the trading, through the ASE trading system, by investors residing in Northern Greece. Additionally, the ASE has established the Systems, Development and Support House of the Capital Markets and the Capital Market Training Centre, the purposes of which are the proposal of measures for modernising and enhancing capital markets in Greece and the provision of educational support to persons involved in capital market activities, respectively. In 1995, the ASE's corporate status was transformed into a company limited by shares (*a "société anonyme"*). Although the ASE is controlled by the Hellenic Republic, a large tranche of its shares was sold to banks and securities firms in 1998, reducing the Hellenic Republic's interest to 47.68%. Today, all the shares in the ASE are held by a company under the trade name "Greek Stock Exchanges Holdings Société Anonyme", which was formed on 29th March, 2000. All the shareholders of ASE, prior to its acquisition by Greek Stock Exchanges Holdings Société Anonyme, are now shareholders in the latter. Greek Stock Exchanges Holdings Société Anonyme has a share capital of GRD 86 billion (€ 252.4 million).

As at 30th June, 2001, 347 companies had shares listed on the Main and Parallel Markets of the ASE (240 and 107 companies, respectively) and one company had shares listed on the New Stock Market, with an aggregate market capitalisation of GRD 37.5 trillion (€ 110.1 billion).

The ASE is one of the two stock exchanges operating in Greece, the other being the Athens Derivatives Exchange. The Greek capital markets and the ASE in particular are regulated under a series of laws and regulations issued by the Ministry of Finance, the Capital Markets Commission ("CMC"), and the board of directors of the ASE. On 31st May, 2001, the ASE was upgraded by the Morgan Stanley Composite Index from an emerging to a developed market status.

Membership of the ASE

All transactions through the ASE may only be carried out by brokers that are members of the ASE. Membership of the ASE is subject to the licensing requirements of the CMC. Brokerage firms that are members of the ASE must appoint at least one official representative authorised to conduct ASE transactions. The CMC generally approves such appointment, provided the representative fulfils certain qualifications required by law and pass an examination set by the CMC.

As at 30th June, 2001, the ASE had 90 members, the vast majority of which were brokerage firms. The minimum capital requirement in order to qualify as an ASE member is GRD 200 million (€ 0.6 million). ASE members may engage in transactions on the trading floor on behalf of their clients or on their own behalf. Brokerage firms with a share capital in excess of GRD 1 billion (€ 2.9 million) are also permitted to provide underwriting services on behalf of an issuing company for new issuances of shares on the ASE. Pursuant to the EU Investment Services Directive, which was implemented in Greece in April 1996 pursuant to Law 2396/1996, investment services may only be provided in Greece by "Investment Services companies" with a minimum share capital of GRD 200 million (€ 0.6 million), or GRD 1 billion (€ 2.9 million) if engaging in underwriting, that have received an appropriate operating licence from the CMC. Investment services within the scope of the Directive include the receipt and transfer of orders from investors to effect stock exchange transactions, the execution of such orders (or engagement in transactions on the trading floor on behalf of client-investors) and the underwriting, in total or in part, of an issue of securities. Effecting transactions on the ASE is also subject to the granting of membership to an Investment Services company by the ASE. Since 1st January, 2000

credit institutions have been entitled to become members of the ASE. "Orders Companies" are companies that are only allowed to receive and transfer their clients' orders to Investment Services companies, and are prohibited from engaging in transactions on the trading floor on their clients' behalves or from acting as a custodian for their clients' shares. The receipt and transfer of shares by Orders Companies are governed by Law 2396/1996 as well as the CMC.

Stock Market Indices

The most commonly followed index in Greece is the ASE Composite Index, a market capitalisation index which tracks the price movement in the shares of 59 leading Greek companies.

The following table sets out the movement of the ASE Composite index. The highs and lows are for the periods indicated and the close is on the last trading day of the period.

Year	High	Low	Close
1997	1,808.8	932.4	1,479.6
1998	2,828.6	1,356.1	2,737.6
1999	6,484.4	2,762.6	5,535.1
2000	5,874.9	3,165.2	3,388.9
2001(1)	3,360.5	2,105.6	2,468.3

(1) Through 31st October, 2001

Trading on the ASE

ASE trading takes place every week from Monday to Friday, except for public holidays. The daily trading session starts at 10:30 a.m. and ends at 4:00 p.m. Athens time. The ASE consists of three separate markets: the Main Market (where the vast majority of securities is traded), the Parallel Market (for smaller companies, which may not satisfy the stricter listing criteria of the Main Market) and NEHA (for small, innovative companies with potential for rapid growth). The Main Market's, the Parallel Market's and NEHA's schedules each consist of a pre-opening session and a continuous automated matching session.

A 30-minute pre-opening session, operating through a call auction method, precedes the trading session from 10:30 a.m. to 11:00 a.m. The call auctions provide for the entry of orders to be collected and then executed in a batch. Auction matching takes place at one price. The objective of the pre-opening auction is to maximise the volume of shares traded at the auction price by calculating the price at which the greatest number of securities can be matched.

The trading system of the ASE operates in a physical marketplace in central Athens although the system is fully automated and orders may be placed from remote locations. After the pre-opening auction session, orders are executed in continuous trading following the price and time priority rule: orders are ranked by price and orders at the same price are ranked based on time of entry into the system. Incoming orders always match with pre-existing orders already included in the ranked list. Buy and sell orders can match in any number of multiples of the lot size defined for that security. Depending on the order's price type (limit or market), the order matches against eligible orders in the book, progressing from the best price to the worst available until the order's quantity is exhausted.

If no "limit order" exists (or an order for which the price is specified) for a security on a given day, the system uses the previous closing price as the opening price. If limit orders have been entered at a specified price prior to the commencement of the trading period, the system uses these orders to determine the opening prices.

On 1st June, 2001, the ASE introduced a two-scaled price fluctuation limit. In principle, all securities' prices are eligible to 12% fluctuations from the closing price of the preceding trading session. However, if the price of a security remains at the best bid offer (if all incoming purchase orders at limit up or sale orders at limit down) for 15 minutes then the 12% limit is extended by a further 6%. Thus, on aggregate, the price of a security listed on ASE on a certain day is not permitted to fluctuate more than 18% from its closing price on the previous day. The 6% expansion applies only to securities of the

continuous trading state. The price fluctuation of securities of the auction market is limited to the 12% range. Newly listed securities are allowed to fluctuate freely during the first three sessions of their listing.

Trades of equity securities with a value exceeding GRD 200 million (€ 600,000), or representing at least 5% of a listed company's share capital, may be conducted through the ASE but following a special procedure. Under this special procedure, the parties involved, the number of shares to be sold and the price range are pre-agreed. These trades, known as block trades, may be conducted outside the scope of the electronic trading system and only entered via the system for the purposes of reporting, including the trade in statistics, and affirmation. There is a limit to the parties in a block trade; in particular, up to three persons may participate as either buyers or sellers, with only one person on the other side of the trade. This limitation in the number of parties involved does not apply to block trades of equity securities of a listed company with total assets of at least GRD 500 million (€ 1.5 million). Block trades may take place at prices that follow certain rules based on the price deviation percentage from the current traded price:

- At the current price of the security, when the value of the block trade ranges from GRD 200 million (€ 0.6 million) to GRD 400 million (€ 1.1 million);
- At 5% from the current price of the security, when the value of the block trade ranges from GRD 400 million (€ 1.1 million) to GRD 800 million (€ 2.3 million); and
- At 10% from the current price of the security, when the value of the block trade ranges from GRD 800 million (€ 2.3 million) and above.

All block trades require the approval of the ASE's Trading Committee and the prior approval of the president of the ASE if the trade value is at least GRD 408.9 million (€ 1.2 million).

Equity securities representing up to 0.5% of the total number of equity securities of the same class of a listed company may also be traded outside the scope and the procedures of the ASE.

The above price limitations do not apply in the following five instances:

- When the shares traded represent more than 30% of the total number of shares of a particular category (i.e., preferred or common);
- For simultaneous transfers of shares of more than one category between the same parties, provided the percentage of the total shares offered or asked equals or exceeds 30% of the share capital of the issuer, irrespective of the percentage per category of shares transferred;
- For block trades exceeding GRD 50 billion (€ 146.7 million) of majority Greek government-owned listed companies' shares or block trades of shares of listed companies with total assets exceeding GRD 500 billion (€ 1.5 billion);
- For block trades resulting in the sale of 10% of the total paid up share capital of a listed company having total market capitalisation of at least GRD 5 billion (€ 14.6 million); and
- For transfers of share blocks in the context of an initial public offering and/or a private placement as long as they are regulated by an ad hoc ASE board of directors' decision.

All prices of completed transactions, whether completed through the trading system or off-exchange, are published on electronic screens in the ASE, although the prices of trades outside the system are not shown as the last traded price. All transactions require cash settlement within three business days of the trade date. Trades are noted in the official register of the ASE, and all information on bids and offers is made available to Telerate and Reuters on a continuous basis. Bond trading is conducted by agreement among brokers on the trading floor of the ASE, and details of these transactions must be given to the supervisor of the ASE trading floor.

Shares may be traded in lots of one, five, 10 and 25 shares according to the trading lot size of each security.

Prices of all securities listed on the ASE are published in the ASE official daily price bulletin.

Settlement, Clearance and the Central Securities Depositary

Settlement of both registered and bearer shares listed on the ASE is effected through the CSD. The CSD was founded in February 1991 as a *société anonyme*. The CSD is responsible for settling and clearing ASE transactions, and holding the shares deposited with it in book entry form. The CSD is administered by a nine-member board of directors. Its shareholders are the members of the ASE, banks listed on the ASE, companies managing mutual funds and portfolio investment companies.

Book entry of listed securities was introduced by virtue of Law 2396/1996, as amended. The dematerialisation of Greek shares commenced in March 1999, with the market becoming fully dematerialised in December 1999.

To participate in the dematerialised system of securities ("SAT") each investor is required to open a dematerialisation account, which is identified by a dematerialised account number ("SAT account"). Shareholders who wish to open an SAT account can appoint one or more ASE members or custodian banks as authorised operators ("Operators") of their SAT accounts. Only the Operators have access to balances and other information concerning a SAT account.

The settlement and clearance procedure through the CSD consists of three stages:

- First, the notification by the ASE to the CSD of the transactions concluded within each trading day;
- Second, the notification by the Operators of the SAT account of the seller and the buyer of the number of shares to be debited and credited to their respective SAT accounts. Following the notification of the SAT account of the seller the shares sold are blocked for transfer purposes. Furthermore, the system ensures that the shares sold are debited from the SAT account of the seller and credited to the SAT account of the buyer. Under Greek Law, a person is prohibited from entering into sales of securities on the ASE if such person does not have full and unencumbered title to, and possession of, the securities being sold at the time the order is matched. Short sales of securities listed on the ASE are strictly regulated by the CMC and permitted only for hedging reasons in case of previously executed derivative contracts; and
- Third, the clearance of the transaction involves delivery versus payment on a multilateral basis. Bilateral clearance is also possible in exceptional circumstances, in particular in matched order transactions. The transfer of shares is effected by debiting the SAT account of the seller and crediting the SAT account of the buyer on the settlement date. The settlement and clearing of shares in book entry form is carried out by the CSD on the third day after the trade day (T+3).

The ASE may invalidate a transaction if it considers it necessary for the protection of the investors, in particular in cases of fraud.

Liabilities of brokerage firms resulting from their trading activities are guaranteed by the Athens Stock Exchange Guarantee Fund, to which each ASE member contributes, and which is operated as a separate legal entity.

TO FACILITATE THE SETTLEMENT AND CLEARANCE OF SHARES THROUGH THE CSD, INVESTORS WHO INTEND TO SUBSCRIBE FOR OR PURCHASE SHARES DIRECTLY IN THE COMBINED OFFERING MUST SUBMIT THE FOLLOWING INFORMATION TO THE RELEVANT INTERNATIONAL MANAGER NO LATER THAN 12.00 NOON (LONDON TIME) ON 7TH DECEMBER, 2001:

- **SAT ACCOUNT NAME**
- **SAT ACCOUNT NUMBER**
- **SAT ACCOUNT CODE**
- **ABBREVIATION**
- **LOCAL CUSTODIAN**
- **LOCAL CUSTODIAN ACCOUNT NUMBER.**

FOREIGN INVESTMENT AND FOREIGN EXCHANGE CONTROLS IN GREECE

There are currently no exchange controls in Greece that would restrict the payment of dividends or other capital distributions to a holder of shares or GDRs outside Greece, and there are currently no restrictions in Greece that would affect the right of a non-Greek holder of shares or GDRs to dispose of his shares or GDRs, as the case may be, and receive the proceeds of such disposal outside Greece.

All forms of capital movement in and out of Greece have been deregulated. Foreign investors may purchase securities listed on the ASE, as well as Greek Government bonds and treasury bills. Repatriation of capital and dividends and any other income on securities is fully deregulated provided the foreign investor has the following documents:

- the certificate of a broker or other relevant person evidencing the purchase of the securities;
- the certificate of the company as to the entitlement of the payment of dividends; and
- in the event of the sale of securities, the certificate of a broker, or some other form of written proof, that the relevant securities were sold for drachmas in Greece with a view to exporting the sale proceeds.

DESCRIPTION OF OUR SHARE CAPITAL

We were incorporated as a *société anonyme* on 1st January, 2001 under the Liberalisation Law and pursuant to Presidential Decree 333/2000 for a term of 100 years, which may be extended by a resolution of the shareholders' general assembly. We have our corporate seat in the Municipality of Athens, Greece. We are registered under number 7829/01/B/00/768 in the Register of Companies and our executive offices are at 30 Chalkokondyli Street, 10432 Athens, Greece. Presidential Decree 333/2000 constitutes our articles of incorporation. The following discussion of our articles of incorporation is qualified in its entirety by reference to the full text of our articles of incorporation.

The new shares to be offered by the Company were authorised pursuant to a resolution by the general assembly of shareholders acting with an Increased Quorum and Increased Majority, both as defined below, and will be issued against payment in accordance with Greek law.

General

Our share capital as at 30th September, 2001 is GRD 220 billion (€ 645.6 million) divided into 220 million registered shares with nominal value of GRD 1,000 each (€ 2.9). Our share capital was created by Presidential Decree 333/2000 and all of our share capital is fully paid up. All of our shares are owned by the Hellenic Republic. Assuming the 12 million new shares offered by us in the combined offering are sold, our total paid-up share capital will increase to GRD 232 billion (€ 680.9 million) divided into 232 million shares.

Form and Transfer of Shares

Our ordinary shares are in registered form. In conjunction with the combined offering, we will implement, upon commencement of trading, a book-entry system of registration whereby shares are held in dematerialised form. Transfers of ownership of dematerialised shares will be effected through the ASE and the CSD by registration of the transaction in the CSD's records. The securities accounts of the investors shall be credited and debited by the account operators after each transaction. Transfers may also be effected, subject to certain requirements pursuant to Law 3632/1928, through an "off-exchange" transaction under a written agreement. A copy of this agreement, together with a form indicating the securities accounts of the parties, must be delivered to the CSD, which subsequently registers the transfer in its records.

The CSD will issue certificates to shareholders containing provisions regarding the capacity of the shareholders, the share identification data, the number of shares owned, the reason for the certificate's issuance as well as any possible encumbrances over the shares. These certificates are issued by the CSD following a shareholder's request addressed to the CSD, either directly or through an account operator. Certificates may also be issued directly by an account operator through the Dematerialised Securities System ("DSS"), following a shareholder's request to the account operator, provided that the shares for which the certificates are requested are held through an account managed by the account operator. The person whose name appears in the CSD's records will be considered to be the shareholder of a dematerialised share.

Pursuant to Greek law and under limited circumstances, companies may purchase their own shares. The most common of such circumstances is the acquisition of shares by a company for the purposes of distribution of the company's shares to its employees or to the employees of an affiliated company.

In addition, companies whose shares are listed on the ASE may acquire, directly or through a third person, shares representing up to 10% of their own share capital. This process allows stabilisation of a company's share price in circumstances where it is believed that the share price is substantially lower than that which would correspond to the state of the market, given the financial condition and prospects of the company. According to Greek company law, the decision to stabilise is taken by the company's general assembly of shareholders on the basis of a 20% quorum of the entire paid-up share capital and an absolute majority of 50% of the paid-up share capital represented at the general assembly plus one share. According to our articles of incorporation, a 50% quorum of the entire paid-up share capital and an absolute majority of 50% of the paid-up share capital represented at the general assembly plus one share, is required for us to take a decision to stabilise. The decision of a company's board of directors to convene a general assembly and the decision of the general assembly

of the shareholders must be communicated to the ASE and the CMC. The purchased shares must be fully paid-up and acquired from the market and the Collective Investments in Tradeable Securities Organisations, ("OSEKA"); otherwise, the purchase may be declared invalid by the CMC. The purchased shares must be sold or distributed to the company's employees within three years of their purchase or otherwise must be cancelled. The board of directors must communicate both the decision to sell and the decision to cancel to the ASE. In addition, the decision to sell must be published in at least two daily newspapers with circulation throughout Greece, at least 10 days in advance of the purchase, and any decision to cancel the purchase must be communicated to the Ministry of the National Economy. All shares acquired by us cannot be voted but may be taken into account for the purpose of assessing a quorum.

Disclosure Requirements

When, as a result of a transfer of shares listed on the ASE, a person owns or indirectly controls a percentage equal to or in excess of 5%, 10%, 20%, 33⅓%, 50% or 66⅔% of the voting rights of the relevant company, or such ownership or control falls below these levels, the holder is required to notify the company and the ASE of his holdings and percentage of voting rights in writing within one calendar day. When a person holds an interest of more than 10% of the voting rights of a company whose securities are listed on the ASE and that person's interest increases or decreases by more than 3% (or 1½% when the shares of the company have been listed on the ASE for less than 12 months) of the total voting rights in the company, then that person is similarly required to notify the company and the ASE authorities within one calendar day, and at the latest one hour prior to the commencement of the ASE session that follows the transaction.

Decision 14212/1/195/19.07.2000 of the CMC regulates the public takeover bid for securities that are listed on the ASE. Pursuant to this decision, anyone who proceeds with a takeover bid for a public company must address to the shareholders a bid for the acquisition of at least 50% of the total number of shares of that company, specifying the minimum number of shares which must be accepted for the bid to remain in force. In addition, any person who acquires shares and due to such acquisition holds more than 50% of the total voting rights of the company for whose shares he is bidding, is obliged within 30 days to make a public takeover bid for the remaining shares of that company (subject to certain exceptions and qualifications).

Such a public takeover bid must be announced, prior to its announcement to the public, to the CMC and the board of directors of the target company and within the next day in the Daily Price Bulletin of the ASE, one major daily newspaper, one major financial newspaper, and if the company is listed on a foreign stock exchange, in a financial newspaper at the registered seat of that foreign stock exchange. The bidder must also issue and make public (following the approval of the CMC) an information memorandum containing certain data required by the CMC. The results of the bid are to be published within 48 hours from the end of the acceptance period.

If a shareholder holds 10% or more of any class of shares of a listed company and intends within three months or less to acquire or transfer shares of the same class representing more than 5% of the share capital of the company, the shareholder must notify the ASE of the intended transaction volume, the time period within which the transactions will be effected and the brokerage company through which the transactions will be effected.

For 30 days from the end of the period for which quarterly financial statements of the company are being issued or for a shorter time period until the publication of such financial statements, as well as from the time any confidential information comes to their possession in any way, shareholders holding more than 20% of the share capital of a company, members of a company's board of directors, executive officers of a company, a company's internal auditors and legal counsel, as well as a company's affiliates, may effect transactions in shares of the company or in derivatives related to shares of the company or its affiliates, only after prior notification to the board of directors of the company and publication of such notification in the Daily Price Bulletin of the ASE at least one day prior to the transaction.

Voting Rights and Restrictions

Each share gives the holder the right to cast one vote at a general assembly of shareholders.

In case the participation percentage of a shareholder or affiliated companies exceeds 5% of our share capital, such shareholder will not have the right to be present and vote at the general assembly for the percentage of his holdings exceeding 5%.

Banks and other organisations with registered offices abroad which, according to the laws of the country of their establishment based on the shares they hold, issue titles, or depositary receipts, representing shares and provided such titles have been issued in favour of a particular shareholder at a percentage above 5%, will not have the right of presentation and voting in favour of the specific shareholder as concerns the percentage of the shareholder's holdings exceeding 5%.

The Hellenic Republic's participation in our share capital cannot, by law, hold less than 51% of our voting shares after each increase of share capital.

Dividends

We may only pay dividends out of profits for the preceding financial year and any distributable reserves after the annual financial statements are approved by the general assembly of shareholders. Before the payment of dividends, we must allocate annually 5% of our net profits to the formation of a legal reserve until this legal reserve equals, or is maintained at a level equal to, at least one-third of our share capital.

According to our articles of incorporation and Greek company law, we are required to pay a minimum dividend equal the greater of (a) 6% of our paid-up share capital or (b) 35% of our net profits for that year after the formation of legal reserves. According to Law 148/1967, as amended, a company's general assembly, acting with the majority of at least 65% of the paid-up share capital, may decide not to pay the minimum dividend. In this case, the undistributed dividends of up to at least 35% of the net profits for that year are transferred to a special reserve account. This reserve account must be capitalised within four years from its formation by the issuance of new shares, which are distributed to the shareholders as a share dividend. By a resolution of the general assembly, passed by a majority representing at least 70% of the paid-up share capital, the undistributed dividends can be transferred into reserves or otherwise applied. Under our articles of incorporation, the general assembly of shareholders can decide to distribute any net profits remaining after allocation to the ordinary reserve and distribution of the minimum dividend through the issuance of new shares, which are distributed to the shareholders as share dividends. This decision requires an Increased Quorum and Increased Majority, each as defined below. However, the decision not to distribute a dividend of net profits equal to 6% of the share capital would require a unanimous decision of all shareholders present at a general assembly of our shareholders.

Within six months following the end of our financial year, an annual general assembly of our shareholders is convened to approve our financial statements and the distribution of a dividend to shareholders with respect to the previous financial year. The annual general assembly is duly convened when a quorum representing one-third of the paid-up share capital is present. Decisions of the annual general assembly are taken by an absolute majority of voting shareholders in attendance.

The amount approved for distribution shall be paid to shareholders within two months of the resolution approving our annual financial statements. Dividends not claimed by shareholders within five years of their distribution are forfeited in favour of the Hellenic Republic.

According to Greek company law, we may pay interim dividends with the approval of the board of directors if, at least 20 days before such payment, our interim financial statements are submitted to the Greek Ministry of Development and published in the Greek Government's Gazette and in a Greek financial newspaper. Such dividends cannot exceed one-half of the net profits as set forth in the interim financial statements. The board of directors has the authority to declare and pay such dividends without obtaining the approval of shareholders in general assembly.

Finally, according to our articles of incorporation and Greek company law, no distribution may be made if at the end of the last financial year our own funds that are shown in the balance sheet are lower, or will be lower after the distribution, than the aggregate of the share capital and the reserves that may not be distributed.

General Assembly of Shareholders

Pursuant to our articles of incorporation and Greek company law, the general assembly of shareholders (which is the supreme corporate body of a Greek *société anonyme*) is entitled to decide on any and all company affairs. Its resolutions are binding on our board of directors and executive officers as well as all shareholders, including those absent from the general assembly and those dissenting.

The general assembly is the only competent body to decide, among other matters, (a) the extension of the duration of our company, our merger, revival, de-merger or dissolution, (b) amendments to our articles of incorporation, (c) increases or reductions of our share capital (except for increases authorised by the board of directors, as described below), (d) the issuance of bonds or convertible bonds (except for the issuance of convertible bonds authorised by the board of directors, as described below), (e) election of members of the board of directors and the Chairman, (f) the appointment of auditors and liquidators, (g) the distribution of annual profits, (h) the approval of the annual financial statements, (i) transformation of the company into a different corporate form and (j) the release of the board of directors and auditors from liability upon acceptance of the financial statements.

The ordinary general assembly is in principle convened by the board of directors and is held regularly within six months of the end of each financial year. The board of directors may convene an extraordinary general assembly when and as it deems necessary. According to our articles of incorporation and Greek company law, chartered auditors are also entitled to request the Chairman to convene an extraordinary general assembly within ten days of the notification of such request.

A Simple Quorum for our general assembly is met whenever shareholders holding at least 50% of the paid-up share capital are present or represented at the assembly. If a Simple Quorum is not achieved, the general assembly convenes again within 20 days from the date of the previous assembly. At such adjourned assembly, the general assembly is in quorum and decides lawfully on all items of the initial agenda whenever shareholders holding 20% of the paid-up share capital are present or represented at the assembly. In case such quorum is not obtained, the general assembly convenes again within 30 days from the date of the previous assembly. At this subsequent assembly, the general assembly is in quorum and may decide on all items of the initial agenda irrespective of the number of shareholders present.

Certain extraordinary resolutions by the general assembly require, however, an Increased Quorum of two-thirds of the paid-up share capital present either in person or by proxy. These extraordinary resolutions include: (a) a change in our objects, (b) an increase in the obligations of shareholders, (c) an increase in our share capital if such increase is not made pursuant to a decision of our board of directors in accordance with our articles of incorporation, or enforced by law, or made after a capitalisation of reserves, (d) a reduction of our share capital, (e) the limitation or waiver of the pre-emptive rights of our shareholders where an increase in our share capital is not effected through a contribution in kind or the issuance of convertible bonds, (f) the merger, de-merger, conversion, extension of duration or dissolution of our company, (g) the issuance of a loan by bonds convertible into shares if this issuance is not made pursuant to a decision of our board of directors in accordance with our articles of incorporation, (h) the granting or renewal of the power of the board of directors to increase our share capital, (i) any amendment to provisions of our articles of incorporation governing the definition and use of increased quorum and majority, (j) the alteration of our way of disposing of profits and (k) change of our nationality.

In the event that an Increased Quorum is not achieved, the general assembly is adjourned and the required quorum at the adjourned general assembly is met when shareholders representing at least 50% of the paid-up share capital are present. Furthermore, where this 50% is not achieved, the adjourned general assembly will be quorate when shareholders representing at least one-third of the paid-up share capital are present or represented by proxy.

In general, resolutions at a general assembly are passed by a simple majority of the votes present or represented by proxy ("Simple Majority"). However, when an Increased Quorum is required, resolutions at a general assembly are passed by a majority of two-thirds of the paid-up share capital present or represented by proxy ("Increased Majority"). The same rule applies in case of any adjourned general assembly requiring an Increased Quorum.

Issue of Ordinary Shares and Pre-Emptive Rights

Our share capital may be increased pursuant to a decision adopted by a general assembly of shareholders. This decision of a general assembly requires a quorum of two-thirds of the paid-up share capital. If such quorum is not achieved, a second general assembly will be held that will require a quorum of 50% of the paid-up share capital and if such quorum is not achieved again, the quorum requirement for the third general assembly decreases to one-third of the paid-up share capital. This decision of a general assembly must be adopted by a majority of two-thirds of the votes present or represented thereat. In all cases where our reserves exceed 25% of the paid-up share capital, a decision of a general assembly with Increased Quorum and Increased Majority is required to increase our share capital.

For a period of five years after incorporation as a *société anonyme*, our share capital may be increased, pursuant to a decision taken by a two-thirds majority of the board of directors, (a) by an amount not exceeding the initial paid-up share capital (GRD 220 billion (€ 645.6 million)) or (b) by taking out a loan or issuing bonds convertible into shares up to an amount not exceeding half of the paid-up share capital. The general assembly of shareholders may increase our share capital by the issue of new shares up to an amount no greater than five times the initial paid-up shares capital (GRD 220 billion (€ 645.6 million)) pursuant to a decision taken by a Simple Quorum and Simple Majority of the shareholders at a general assembly. Authorisations may be renewed by a resolution of the shareholders in a general assembly for a period of time not exceeding five years in each case. Thereafter, under our articles of incorporation and Greek company law, the board of directors may increase our share capital by issuing new shares or by taking out a loan or issuing bonds convertible into shares for the first period of five years after incorporation and, after the end of such period, pursuant to a grant of authority under a decision of a general assembly which requires a quorum of two-thirds of the paid-up share capital and a majority of two-thirds of the votes present or represented at the general assembly. The share capital increase may not exceed one-half of the amount of the paid-up share capital at the date when this authority was granted to the board of directors. The decision of the board of directors must be approved by a two-thirds majority of the board of directors. The board of directors' authority is granted for a five-year period and may be renewed by a general assembly for a further five-year period. If our reserves exceed one quarter of the paid-up share capital, a decision by our general assembly of shareholders taken by an Increased Quorum and Increased Majority is always required for an increase of our share capital.

An increase of our share capital approved under the preceding paragraph will not require an amendment to the articles of incorporation. Any other increase of our share capital must be effected by amending the articles of incorporation. All share capital increases which are not effected through contributions in kind, or by issuing bonds convertible into shares, shall be offered on a pre-emptive basis to the existing shareholders according to their shareholding participation in our company, unless the pre-emptive rights of the shareholders have been limited or waived by a decision of a general assembly. This decision of a general assembly requires a quorum of two-thirds of the paid-up share capital. If such quorum is not achieved, the quorum requirement decreases to 50%, and then to one-third of the paid-up share capital. The required majority for a decision of a general assembly is an Increased Majority. If and to the extent the existing shareholders do not exercise their pre-emptive rights within the prescribed period (which must be at least one month), the board of directors can dispose of the surplus shares.

Rights of Minority Shareholders

Our articles of incorporation and Greek company law provide that upon request by shareholders representing 5% of our paid-up share capital, (a) the board of directors is obliged to convene an extraordinary general assembly of shareholders within 30 days of the request, (b) the chairman of the general assembly is obliged to allow one postponement of the adoption of resolutions

by general assembly provided an adjourned meeting is convened within 30 days to reconsider the resolutions, (c) the resolution of any matter included on the agenda for the general assembly is adopted by a roll call, (d) the board of directors must disclose to the general assembly any amounts we paid to the directors, our senior management or to our employees during the course of the last two years and any agreements concluded between our company and such persons and (e) the board of directors must provide information concerning the affairs of our company useful for the evaluation of the items on the agenda, although the board of directors can refuse such a request based on reasonable grounds, which must be recorded in the minutes in accordance with our articles of incorporation and Greek company law.

Shareholders representing 5% of our paid-up share capital have the right to request a competent court to order an investigation of our company if it is believed that actions taken by the board of directors violated applicable law or our articles of incorporation.

Shareholders representing one-third of our paid-up share capital have the right to request a competent court to review our operations, when it is believed that we are not properly managed. Shareholders representing one-third of the paid-up share capital have the right to request the board of directors, even if they are represented on the board of directors, to provide them with information on the conduct of our business. The board of directors is obliged to provide such information, although it can refuse such a request on reasonable grounds, which must be recorded in the minutes in accordance with law and our articles of incorporation.

Rights on Liquidation

A liquidation procedure involves the dissolution of our company either (a) after expiration of the initial duration period of our company, or (b) following a relevant decision of the general assembly taken by a quorum of shareholders representing two-thirds of our paid-up share capital being present or represented at the general assembly and two-thirds voting majority of the shareholders present or represented in such general assembly. During liquidation, a general assembly has the authority to designate at least two liquidators who have all the rights ordinarily held by the board of directors. One of the liquidators represents the minority shareholders. The board of directors ceases to exist upon the appointment of the liquidators.

Upon the passing of the resolution on liquidation, the liquidator(s) shall draw-up an inventory of all our assets, complete pending transactions and sell our assets to the extent necessary to discharge our liabilities (excluding all amounts owed to the shareholders). Following the discharge of all our liabilities, the board of directors or the liquidator(s), as the case may be, shall reimburse the shareholders in full satisfaction of all amounts due to each of them in respect of their initial or further capital contributions and shall distribute to the shareholders pro rata the remaining Company assets.

During the liquidation procedure, the general assembly is entitled to all rights under our articles of incorporation and Greek company law.

TERMS AND CONDITIONS OF THE GLOBAL DEPOSITARY RECEIPTS

The following terms and conditions (subject to completion and amendment and excepting sentences in italics) will apply to the GDRs, and will be endorsed on each GDR certificate:

The Global Depositary Receipts ("GDRs") represented by this certificate are each issued in respect of one share of par value GRD 1,000 (€ 2.9) each (the "Shares") in Public Power Corporation S.A. (the "Company") pursuant to and subject to an agreement dated • December, 2001 , and made between the Company and The Bank of New York in its capacity as depositary (the "Depositary") for the "Regulation S Facility" and for the "Rule 144A Facility" (such agreement, as amended from time to time, being hereinafter referred to as the "Deposit Agreement"). Pursuant to the provisions of the Deposit Agreement, the Depositary has appointed National Bank of Greece as Custodian (the "Custodian") to receive and hold on its behalf any relevant documentation respecting certain Shares (the "Deposited Shares") and all rights, interests and other securities, property and cash deposited with the Custodian which are attributable to the Deposited Shares (together with the Deposited Shares, the "Deposited Property"). The Depositary shall hold Deposited Property for the benefit of the Holders (as defined below) as bare trustee in proportion to their holdings of GDRs. In these terms and conditions (the "Conditions"), references to the "Depositary" are to The Bank of New York and/or any other depositary which may from time to time be appointed under the Deposit Agreement, references to the "Custodian" are to National Bank of Greece or any other custodian from time to time appointed under the Deposit Agreement and references to the "Main Office" mean, in relation to the relevant Custodian, its head office in the city of Athens or such other location of the head office of the Custodian in Greece as may be designated by the Custodian with the approval of the Depositary (if outside the city of Athens) or the head office of any other custodian from time to time appointed under the Deposit Agreement.

The GDRs will upon issue be represented by interests in a GDR which represents Regulation S GDRs issued pursuant to the Deposit Agreement ("Regulation S Master GDR"), evidencing the GDRs offered and sold outside of the United States and Greece in offshore transactions in reliance on Regulation S under the Securities Act ("Regulation S GDRs"), and by interests in a GDR which represents Rule 144A GDRs issued pursuant to the Deposit Agreement ("Rule 144A Master GDR"), evidencing the GDRs offered and sold in the United States in accordance with Rule 144A under the Securities Act ("Rule 144A GDRs"). The GDRs are exchangeable in the circumstances set out in "Summary of Provisions Relating to the GDRs while in Master Form" for a certificate in definitive registered form in respect of GDRs representing all or part of the interest of the holder in the Master GDR.

References in these Conditions to the "Holder" of any GDR shall mean the person or persons registered on the books of the Depositary maintained for such purpose (the "Register") as holder. These Conditions include summaries of, and are subject to, the detailed provisions of the Deposit Agreement, which includes the forms of the certificates in respect of the GDRs. Copies of the Deposit Agreement are available for inspection at the specified office of the Depositary and each Agent (as defined in Condition 17) and at the Main Office of the Custodian. Terms used in these Conditions and not defined herein but which are defined in the Deposit Agreement have the meanings ascribed to them in the Deposit Agreement. **Holders of GDRs are not party to the Deposit Agreement and thus, under English law, have no contractual rights against, or obligations to, the Company or Depositary. However, the Deed Poll executed by the Company in favour of the Holders provides that, if the Company fails to perform the obligations imposed on it by certain specified provisions of the Deposit Agreement, any Holder may enforce the relevant provisions of the Deposit Agreement as if it were a party to the Deposit Agreement and was the "Depositary" in respect of that number of Deposited Shares to which the GDRs of which he is the Holder relate. The Depositary is under no duty to enforce any of the provisions of the Deposit Agreement on behalf of any Holder of a GDR or any other person.**

1. Withdrawal of Deposited Property and Further Issues of GDRs

1.1 Any Holder may request withdrawal of, and the Depositary shall thereupon relinquish, the Deposited Property attributable to any GDR upon production of such evidence of the entitlement of the Holder to the relative GDR as the Depositary may reasonably require, at the specified office of the Depositary or any Agent accompanied by:

(i) a duly executed order (in a form approved by the Depositary) requesting the Depositary to cause the Deposited Property being withdrawn to be delivered at the Main Office of the

Custodian, or (at the request, risk and expense of the Holder, and only if permitted by applicable law from time to time) at the specified office located in New York, London or Athens of the Depositary or any Agent, or to the order in writing of, the person or persons designated in such order;

(ii) the payment of such fees, taxes, duties, charges and expenses as may be required under these Conditions or the Deposit Agreement;

(iii) the surrender (if appropriate) of GDR certificates in definitive registered form properly endorsed in blank or accompanied by proper instruments of transfer satisfactory to the Depository to which the Deposited Property being withdrawn is attributable; and

(iv) the delivery to the Depositary of a duly executed and completed certificate substantially in the form set out either (a) in Schedule 3, Part B, to the Deposit Agreement, if Deposited Property is to be withdrawn or delivered during the Distribution Compliance Period (such term being defined as the 40 day period beginning on the latest of the commencement of the Offering and the original issue date of the GDRs) in respect of surrendered Regulation S GDRs, or (b) in Schedule 4, Part B, to the Deposit Agreement, if Deposited Property is to be withdrawn or delivered in respect of surrendered Rule 144A GDRs.

1.2 Upon production of such documentation and the making of such payment as aforesaid for withdrawal of the Deposited Property in accordance with Condition 1.1, the Depositary will direct the Custodian, by tested telex, facsimile or SWIFT message, within a reasonable time after receiving such direction from such Holder, to deliver at its Main Office to, or to the order in writing of, the person or persons designated in the accompanying order:

(i) a certificate (if any) for, or other appropriate instrument of title (if any) to or evidence of a book-entry transfer in respect of the relevant Deposited Shares, registered in the name of the Depositary or its nominee and accompanied by such instruments of transfer in blank or to the person or persons specified in the order for withdrawal and such other documents, if any, as are required by law for the transfer thereof; and

(ii) all other property forming part of the Deposited Property attributable to such GDR, accompanied, if required by law, by one or more duly executed endorsements or instruments of transfer in respect thereof; provided however that the Depositary may make delivery at its specified office in New York of any Deposited Property which is in the form of cash;

PROVIDED THAT the Depositary (at the request, risk and expense of any Holder so surrendering a GDR):

(a) will direct the Custodian to deliver the certificates for, or other instruments of title to, or book-entry transfer in respect of, the relevant Deposited Shares and any document relative thereto and any other documents referred to in sub-paragraphs 1.2(i) and (ii) of this Condition (together with any other property forming part of the Deposited Property which may be held by the Custodian or its agent and is attributable to such Deposited Shares); and/or

(b) will deliver any other property forming part of the Deposited Property which may be held by the Depositary and is attributable to such GDR (accompanied, if required by law, by one or more duly executed endorsements or instruments of transfer in respect thereof);

in each case to the specified office located in New York or London of the Depositary (if permitted by applicable law from time to time) or at the specified office in Greece of any Agent as designated by the surrendering Holder in the order accompanying such GDR.

1.3 Delivery by the Depositary, any Agent and the Custodian of all certificates, instruments, dividends or other property forming part of the Deposited Property as specified in this Condition will be made subject to any laws or regulations applicable thereto.

1.4 The Depositary may, in accordance with the terms of the Deposit Agreement and upon delivery of a duly executed order (in a form reasonably approved by the Depositary) and a duly executed

certificate substantially in the form of (a) Schedule 3, Part A of the Deposit Agreement *(which is described in the following paragraph)* by or on behalf of any investor who is to become the beneficial owner of the Regulation S GDRs or (b) Schedule 4, Part A of the Deposit Agreement *(which is described in the second following paragraph)* by or on behalf of any investor who is to become the beneficial owner of Rule 144A GDRs from time to time execute and deliver further GDRs having the same terms and conditions as the GDRs which are then outstanding in all respects (or the same in all respects except for the first dividend payment on the Shares corresponding to such further GDRs) and, subject to the terms of the Deposit Agreement, the Depositary shall accept for deposit any further Shares in connection therewith, so that such further GDRs shall form a single series with the already outstanding GDRs. In the case of any additional deposit of Shares hereunder, the relevant certifications shall be accompanied by, inter alia, a Currency Election (specifying the appropriate ISIN or CUSIP number associated with the relevant Attachment or as otherwise required by the Depositary) if an Attachment has been prepared by the Depositary and is outstanding. In the event that a Currency Election is not delivered to the Depositary where so required, the person depositing the Shares (or the Company as the case may be) shall be deemed to have delivered a Currency Election requesting that payments of dividends and other cash distributions with respect to the relevant Regulation S GDRs be made in US dollars. References in these Conditions to the GDRs include (unless the context requires otherwise) any further GDRs issued pursuant to this Condition and forming a single series with the already outstanding GDRs.

The certificate to be provided in the form of Schedule 3, Part A, of the Deposit Agreement certifies, among other things, that the person providing such certificate is not a US person (as defined in Regulation S under the US Securities Act of 1933, as amended (the "Securities Act")), is located outside the United States and will comply with the restrictions on transfer set forth under "Transfer Restrictions and Settlement".

The certificate to be provided in the form of Schedule 4, Part A, of the Deposit Agreement certifies, among other things that the person providing such certificate is a qualified institutional buyer (as defined in Rule 144A under the Securities Act ("QIB")) or is acting for the account of another person and such person is a QIB and, in either case, will comply with the restrictions on transfer set forth under "Transfer Restrictions and Settlement".

1.5 Any further GDRs issued pursuant to Condition 1.4 which correspond to Shares which have different dividend rights from the Shares corresponding to the outstanding GDRs will correspond to a separate temporary global Regulation S GDR and/or Rule 144A GDR. Upon becoming fungible with outstanding GDRs, such further GDRs shall be evidenced by a Master Regulation S GDR and a Master Rule 144A GDR (by increasing the total number of GDRs evidenced by the relevant Master Regulation S GDR and the Master Rule 144A GDR by the number of such further GDRs, as applicable).

1.6 The Depositary may issue GDRs against rights to receive Shares from the Company (or any agent of the Company recording Share ownership). No such issue of GDRs will be deemed a "Pre-Release" as defined in Condition 1.7.

1.7 Unless requested in writing by the Company to cease doing so, and notwithstanding the provisions of Condition 1.4, the Depositary may execute and deliver GDRs or issue interests in a Master Regulation S GDR or a Master Rule 144A GDR, as the case may be, prior to the receipt of Shares (a "Pre-Release"). The Depositary may, pursuant to Condition 1.1, deliver Shares upon the receipt and cancellation of GDRs, which have been Pre-Released, whether or not such cancellation is prior to the termination of such Pre-Release or the Depositary knows that such GDR has been Pre-Released. The Depositary may receive GDRs in lieu of Shares in satisfaction of a Pre-Release. Each Pre-Release will be (a) preceded or accompanied by a written representation from the person to whom GDRs or Deposited Property are to be delivered (the "Pre-Releasee") that such person, or its customer, (i) owns or represents the owner of the corresponding Deposited Property or GDRs to be remitted (as the case may be), (ii) assigns all beneficial right, title and interest in such Deposited Property or GDRs (as the case may be) to the Depositary in its capacity as such and for the benefit of the Holders and (iii) will not take any action with respect to such GDRs or Deposited Property (as the case may be) that is inconsistent with the transfer of

beneficial ownership (including without the consent of the Depositary, disposing of such Deposited Property or GDRs, as the case may be), other than in satisfaction of such Pre-Release, (b) at all times fully collateralised with cash or such other collateral as the Depository determines in good faith will provide substantially similar liquidity and security, (c) terminable by the Depositary on not more than five (5) business days' notice, and (d) subject to such further indemnities and credit regulations as the Depositary deems appropriate. The number of GDRs which are outstanding at any time as a result of Pre-Release will not normally represent more than 30% of the total number of GDRs then outstanding; provided, however, that the Depositary reserves the right to change or disregard such limit from time to time as it deems reasonably appropriate and may, with the prior written consent of the Company, change such limits for the purpose of general application. The Depositary will also set euro limits with respect to such transactions hereunder with any particular Pre-Releasee hereunder on a case by case basis as the Depositary deems appropriate. The collateral referred to in sub-paragraph (b) above shall be held by the Depositary as security for the performance of the Pre-Releasee's obligations in connection herewith, including the Pre-Releasee's obligation to deliver Shares and/or other securities or GDRs upon termination of a transaction anticipated hereunder (and shall not, for the avoidance of doubt, constitute Deposited Property hereunder).

The Depositary may retain for its own account any compensation received by it in connection with the foregoing including, without limitation, earnings on the collateral.

The person to whom a Pre-Release of Rule 144A GDRs or Rule 144A Shares is to be made pursuant to this Condition 1.7 shall be required to deliver to the Depositary a duly executed and completed certificate substantially in the form set out in Schedule 4 Part A of the Deposit Agreement. The person to whom any Pre-Release of Regulation S GDRs or Regulation S Shares is to be made pursuant to this paragraph shall be required to deliver to the Depositary a duly executed and completed certificate substantially in the form set out in Schedule 3 Part A of the Deposit Agreement.

2. Suspension of Issue of GDRs and of Withdrawal of Deposited Property

The Depositary shall be entitled, at its reasonable discretion, at such times as it shall determine, to suspend the issue or transfer of GDRs (and the deposit of Shares) generally or in respect of particular Shares. In particular, to the extent that it is in its opinion practicable for it to do so, the Depositary will refuse to execute and deliver GDRs or to register transfers of GDRs if it has been notified by the Company in writing that the Deposited Shares or GDRs or any depositary receipts corresponding to Shares are listed on a U.S. Securities Exchange or quoted on a U.S. automated inter dealer quotation system unless accompanied by evidence satisfactory to the Depositary that any such Shares are eligible for resale pursuant to Rule 144A. Further, the Depositary may suspend the withdrawal of Deposited Property during any period when the Register, or the register of shareholders of the Company is closed or, generally or in one or more localities, if deemed necessary or desirable or advisable by the Depositary in good faith at any time or from time to time, in order to comply with any applicable law or governmental or stock exchange regulations or any provision of the Deposit Agreement or for any other reason. The Depositary shall (unless otherwise notified by the Company) restrict the withdrawal of Deposited Shares where the Company notifies the Depositary in writing that such withdrawal would result in ownership of Shares exceeding any limit under any applicable law, government resolution or the Company's constitutive documents or would otherwise violate any applicable laws.

3. Transfer and Ownership

The GDRs are in registered form, each corresponding to one Share. Title to the GDRs passes by registration in the Register and accordingly, transfer of title to a GDR is effective only upon such registration. The Depositary will refuse to accept for transfer any GDRs if it reasonably believes that such transfer would result in violation of any applicable laws. The Holder of any GDR will (except as otherwise required by law) be treated by the Depositary and the Company as its beneficial owner for all purposes (whether or not any payment or other distribution in respect of such GDR is overdue and

regardless of any notice of ownership, trust or any interest in it or any writing on, or theft or loss of any certificate issued in respect of it) and no person will be liable for so treating the Holder.

Interests in Rule 144A GDRs corresponding to the Master Rule 144A GDR may be transferred to a person whose interest in such Rule 144A GDRs is subsequently represented by the Master Regulation S GDR only upon receipt by the Depositary of written certifications (in the forms provided in the Deposit Agreement) from the transferor and the transferee to the effect that such transfer is being made in accordance with Rule 903 or Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the "Securities Act").

Prior to expiration of the Distribution Compliance Period, no owner of Regulation S GDRs may transfer Regulation S GDRs or Shares represented thereby except in accordance with Rule 903 or Rule 904 of Regulation S under the Securities Act or to, or for the account of, a qualified institutional buyer as defined in Rule 144A under the Securities Act (each a "QIB") in a transaction meeting the requirements of such Rule 144A. There shall be no transfer of Regulation S GDRs by an owner thereof to a QIB except as aforesaid and unless such owner (i) withdraws Regulation S Shares from the Regulation S Facility in accordance with Clause 3.5 of the Deposit Agreement and (ii) instructs the Depositary to deliver the Shares so withdrawn to the account of the Custodian to be deposited into the Rule 144A Facility for issuance thereunder of Rule 144A GDRs to, or for the account of, such QIB. Issuance of such Rule 144A GDRs shall be subject to the terms and conditions of the Deposit Agreement, including, with respect to the deposit of Shares and the issuance of Rule 144A GDRs, delivery of the duly executed and completed written certificate and agreement required under the Deposit Agreement by or on behalf of each person who will be the beneficial owner of such Rule 144A GDRs certifying that such person is a QIB and agreeing that it will comply with the restrictions on transfer set forth therein and to payment of the fees, charges and taxes provided therein.

4. Cash Distributions

Whenever the Depositary shall receive from the Company any dividend or other cash distribution on or with respect to the Deposited Shares (including any amounts received in the liquidation of the Company) or otherwise in connection with the Deposited Property, the Depositary shall, as soon as practicable, convert the same into euro in accordance with Condition 8. The Depositary shall, if practicable in the opinion of the Depositary, give notice to the Holders of its receipt of such payment in accordance with Condition 23, specifying the amount per Deposited Share payable in respect of such dividend or distribution and the earliest date, determined by the Depositary, for transmission of such payment to Holders and shall as soon as practicable distribute any such amounts to the Holders in proportion to the number of Deposited Shares corresponding to the GDRs so held by them respectively, subject to and in accordance with the provisions of Conditions 9 and 11; PROVIDED THAT:

(a) in the event that the Depositary is aware that any Deposited Shares are not entitled, by reason of the date of issue or transfer or otherwise, to such full proportionate amount, the amount so distributed to the relative Holders shall be adjusted accordingly; and

(b) the Depositary will distribute only such amounts of cash dividends and other distributions as may be distributed without attributing to any GDR a fraction of the lowest integral unit of currency in which the distribution is made by the Depositary, and any balance remaining shall be retained by the Depositary beneficially as an additional fee under Condition 16.1(iv).

5. Distributions of Shares

Whenever the Depositary shall receive from the Company any distribution in respect of Deposited Shares which consists of a dividend or free distribution of Shares, the Depositary shall cause to be distributed to the Holders entitled thereto, in proportion to the number of Deposited Shares corresponding to the GDRs held by them respectively, additional GDRs corresponding to an aggregate number of Shares received pursuant to such distribution. Such additional GDRs shall be distributed by an increase in the number of GDRs corresponding to the Master GDRs or by an issue of certificates in definitive registered form in respect of GDRs, according to the manner in which the Holders hold their GDRs; PROVIDED THAT, if and in so far as the Depositary deems any such distribution to all or

any Holders not to be reasonably practicable (including, without limitation, due to the fractions which would otherwise result or to any requirement that the Company, the Custodian or the Depositary withhold an amount on account of taxes or other governmental charges) or to be unlawful, the Depositary shall (either by public or private sale and otherwise at its discretion, subject to all applicable laws and regulations) sell such Shares so received and distribute the net proceeds of such sale as a cash distribution pursuant to Condition 4 to the Holders entitled thereto.

6. Distributions other than in Cash or Shares

Whenever the Depositary shall receive from the Company any dividend or distribution in securities (other than Shares) or in other property (other than cash) on or in respect of the Deposited Property, the Depositary shall distribute or cause to be distributed such securities or other property to the Holders entitled thereto, in proportion to the number of Deposited Shares corresponding to the GDRs held by them respectively, in any manner that the Depositary may deem equitable and practicable for effecting such distribution; PROVIDED THAT, if and in so far as the Depositary deems any such distribution to all or any Holders not to be reasonably practicable (including, without limitation, due to the fractions which would otherwise result or to any requirement that the Company, the Custodian or the Depositary withhold an amount on account of taxes or other governmental charges) or to be unlawful, the Depositary shall deal with the securities or property so received, or any part thereof, in such way as the Depositary may determine to be equitable and practicable, including, without limitation, by way of sale (either by public or private sale and otherwise at its discretion, subject to all applicable laws and regulations) and shall (in the case of a sale) distribute the resulting net proceeds as a cash distribution pursuant to Condition 4 to the Holders entitled thereto.

7. Rights Issues

If and whenever the Company announces its intention to make any offer or invitation to the holders of Shares to subscribe for or to acquire Shares, securities or other assets by way of rights, the Depositary shall as soon as practicable give notice to the Holders, in accordance with Condition 23, of such offer or invitation, specifying, if applicable, the earliest date established for acceptance thereof, the last date established for acceptance thereof and the manner by which and time during which Holders may request the Depositary to exercise such rights as provided below or, if such be the case, specifying details of how the Depositary proposes to distribute the rights or the proceeds of any sale thereof. The Depositary will deal with such rights in the manner described below:

(a) if and to the extent that the Depositary shall, at its discretion, deem it to be lawful and reasonably practicable, the Depositary shall make arrangements whereby the Holders may, upon payment of the subscription price in Greek drachma or other relevant currency together with such fees, taxes, duties, charges, costs and expenses as may be required under the Deposit Agreement and completion of such undertakings, declarations, certifications and other documents as the Depositary may reasonably require, request the Depositary to exercise such rights on their behalf with respect to the Deposited Shares and to distribute the Shares, securities or other assets so subscribed or acquired to the Holders entitled thereto by an increase in the numbers of GDRs corresponding to the Master GDRs or an issue of certificates in definitive registered form in respect of GDRs, according to the manner in which the Holders hold their GDRs; or

(b) if and to the extent that the Depositary shall at its discretion, deem it to be lawful and reasonably practicable, the Depositary will distribute such rights to the Holders entitled thereto in such manner as the Depositary may at its discretion determine; or

(c) if and to the extent that the Depositary deems any such arrangement and distribution as is referred to in paragraphs (i) and (ii) above to all or any Holders not to be lawful and reasonably practicable (including, without limitation, due to the fractions which would otherwise result or to any requirement that the Company, the Custodian or the Depositary withhold an amount on account of taxes or other governmental charges) or to be unlawful, the Depositary (a) will, PROVIDED THAT Holders have not taken up rights through the Depositary as provided in (i) above, sell such rights (either by public or private sale and otherwise at its discretion subject to all applicable laws and regulations) or (b) may, if such

rights are not transferable, in its discretion, arrange for such rights to be exercised and the resulting Shares or securities sold and, in each case, distribute the net proceeds of such sale as a cash distribution pursuant to Condition 4 to the Holders entitled thereto.

(d) (i) Notwithstanding the foregoing, in the event that the Depositary offers rights pursuant to Condition 7(i) (the "Primary GDR Rights Offering"), if authorised by the Company to do so, the Depositary may, in its discretion, make arrangements whereby in addition to instructions given by a Holder to the Depositary to exercise rights on its behalf pursuant to Condition 7(i), such Holder is permitted to instruct the Depositary to subscribe on its behalf for additional rights which are not attributable to the Deposited Shares represented by such Holder's GDRs ("Additional GDR Rights") if at the date and time specified by the Depositary for the conclusion of the Primary GDR Offering (the "Instruction Date") instructions to exercise rights have not been received by the Depositary from the Holders in respect of all their initial entitlements. Any Holder's instructions to subscribe for such Additional GDR Rights ("Additional GDR Rights Requests") shall specify the maximum number of Additional GDR Rights that such Holder is prepared to accept (the "Maximum Additional Subscription") and must be received by the Depositary by the Instruction Date. If by the Instruction Date any rights offered in the Primary GDR Rights Offering have not been subscribed by the Holders initially entitled thereto ("Unsubscribed Rights"), subject to Condition 7(iv)(c) and receipt of the relevant subscription price in Greek drachma or other relevant currency, together with such fees, taxes, duties, charges, costs and expenses as it may deem necessary, the Depositary shall make arrangements for the allocation and distribution of Additional GDR Rights in accordance with Condition 7(iv)(b).

(ii) Holders submitting Additional GDR Rights Requests shall be bound to accept the Maximum Additional Subscription specified in such Additional GDR Request but the Depositary shall not be bound to arrange for a Holder to receive the Maximum Additional Subscription so specified but may make arrangements whereby the Unsubscribed Rights are allocated *pro rata* on the basis of the extent of the Maximum Additional Subscription specified in each Holder's Additional GDR Rights Request.

(iii) In order to proceed in the manner contemplated in this Condition 7(iv), the Depositary shall be entitled to receive such opinions from Greek counsel and US counsel as in its discretion it deems necessary which opinions shall be in a form and provided by counsel satisfactory to the Depositary and at the expense of the Company and may be requested in addition to any other opinions and/or certifications which the Depositary shall be entitled to receive under the Deposit Agreement and these Conditions. For the avoidance of doubt, save as provided in these Conditions and the Deposit Agreement, the Depositary shall have no liability to the Company or any Holder in respect of its actions or omissions to act under this Condition 7(iv) and, in particular, the Depositary will not be regarded as being negligent, acting in bad faith, or in wilful default if it elects not to make the arrangements referred to in Condition 7(iv)(a).

The Company has agreed in the Deposit Agreement that it will, unless prohibited by applicable law or regulation, give its consent to, and if requested use all reasonable endeavours (subject to the next paragraph) to facilitate, any such distribution, sale or subscription by the Depositary or the Holders, as the case may be, pursuant to Conditions 4, 5, 6, 7 or 10 (including the obtaining of legal opinions from counsel reasonably satisfactory to the Depositary concerning such matters as the Depositary may reasonably specify).

If the Company notifies the Depositary that registration is required in any jurisdiction under any applicable law of the rights, securities or other property to be distributed under Condition 4, 5, 6, 7 or 10 or the securities to which such rights relate in order for the Company to offer such rights or distribute such securities or other property to the Holders or owners of GDRs and to sell the securities corresponding to such rights, the Depositary will not offer such rights or distribute such securities or other property to the Holders or sell such securities unless and until the Company procures the receipt by the Depositary of an opinion from counsel reasonably satisfactory to the Depositary and the Company that a registration statement is in effect or that the offering and sale of such rights or securities to such Holders or owners of GDRs are exempt from registration under the provisions of

such law. Neither the Company nor the Depositary shall be liable to register such rights, securities or other property or the securities to which such rights relate and they shall not be liable for any losses, damages or expenses resulting from any failure to do so.

If at the time of the offering of any rights, at its discretion, the Depositary shall be satisfied that it is not lawful or practicable (for reasons outside its control) to dispose of the rights in any manner provided in paragraphs (i), (ii), (iii) and (iv) above, the Depositary shall permit the rights to lapse. The Depositary will not be responsible for any failure to determine that it may be lawful or feasible to make such rights available to Holders or owners of GDRs in general or to any Holder or owner of a GDR or Holders or owners of GDRs in particular.

8. Conversion of Foreign Currency

Whenever the Depositary shall receive any currency other than euro by way of dividend or other distribution or as the net proceeds from the sale of securities, other property or rights, and if at the time of the receipt thereof the currency so received can in the judgement of the Depositary be converted on a reasonable basis into euro and distributed to the Holders entitled thereto, the Depositary shall as soon as practicable itself convert or cause to be converted by another bank or other financial institution, by sale or in any other manner that it may reasonably determine, the currency so received into euro. If such conversion or distribution can be effected only with the approval or licence of any government or agency thereof, the Depositary shall make reasonable efforts to apply, or procure that an application be made, for such approval or licence, if any, as it may deem desirable. If at any time the Depositary shall determine that in its judgement any currency other than euro is not convertible on a reasonable basis into euro and distributable to the Holders entitled thereto, or if any approval or licence of any government or agency thereof which is required for such conversion is denied or, in the opinion of the Depositary, is not obtainable, or if any such approval or licence is not obtained within a reasonable period as determined by the Depositary, the Depositary may distribute such other currency received by it (or an appropriate document evidencing the right to receive such other currency) to the Holders entitled thereto to the extent permitted under applicable law, or the Depositary may in its discretion hold such other currency for the benefit of the Holders entitled thereto. If any conversion of any such currency can be effected in whole or in part for distribution to some (but not all) Holders entitled thereto, the Depositary may at its discretion make such conversion and distribution in euro to the extent possible to the Holders entitled thereto and may distribute the balance of such other currency received by the Depositary to, or hold such balance for the account of, the Holders entitled thereto, and notify the Holders accordingly.

9. Distribution of any Payments

9.1 Any distribution of cash under Condition 4, 5, 6, 7 or 10 will be made by the Depositary to Holders on the record date established by the Depositary for that purpose (such date to be as close to the record date set by the Company as is reasonably practicable) and, if practicable in the opinion of the Depositary, notice shall be given promptly to Holders in accordance with Condition 23, in each case subject to any laws or regulations applicable thereto and (subject to the provisions of Condition 8) distributions will be made in euro by cheque drawn upon a bank in any city (in any jurisdiction) which the Depositary deems reasonable for the payment or distribution of euro or, in the case of the Master GDRs, according to usual practice between the Depositary and Clearstream, or Euroclear, as the case may be.

9.2 Delivery of any securities or other property or rights other than cash shall be made as soon as practicable to the Holders on the record date established by the Depositary for that purpose (such date to be as close to the record date set by the Company as is reasonably practicable), subject to any laws or regulations applicable thereto. If any distribution made by the Company with respect to the Deposited Property and received by the Depositary shall remain unclaimed at the end of three years from the first date upon which such distribution is made available to Holders in accordance with the Deposit Agreement, all rights of the Holders to such distribution or the proceeds of the sale thereof shall be extinguished and the Depositary shall (except for any distribution upon the liquidation of the Company when the Depositary shall retain the same) return the same to the Company for its own use and benefit subject, in all cases, to the provisions of applicable law or regulation.

10. Capital Reorganisation

Upon any change in the nominal or par value, sub-division, consolidation or other reclassification of Deposited Shares or any other part of the Deposited Property or upon any reduction of capital, or upon any reorganisation, merger or consolidation of the Company or to which it is a party (except where the Company is the continuing corporation), the Depository shall as soon as practicable give notice of such event to the Holders and at its discretion may treat such event as a distribution and comply with the relevant provisions of Conditions 4, 5, 6 and 9 with respect thereto, or may execute and deliver additional GDRs in respect of Shares or may require the exchange of existing GDRs for new GDRs which reflect the effect of such change.

11. Withholding Taxes and Applicable Laws

11.1 Payments to Holders of dividends or other distributions on or in respect of the Deposited Shares will be subject to deduction of Greek and other withholding taxes, if any, at the applicable rates.

11.2 If any governmental or administrative authorisation, consent, registration or permit or any report to any governmental or administrative authority is required under any applicable law in Greece in order for the Depositary to receive from the Company Shares or other securities to be deposited under these Conditions, or in order for Shares, other securities or other property to be distributed under Condition 4, 5, 6 or 10 or to be subscribed under Condition 7 or to offer any rights or sell any securities represented by such rights relevant to any Deposited Shares, the Company will apply for such authorisation, consent, registration or permit or file such report on behalf of the Holders within the time required under such laws. The Depositary will notify the Company of any requirements under Greek law for the Depositary to obtain authorisations, consents, registrations or permits of which the Depositary is aware. In this connection, the Company has undertaken in the Deposit Agreement to the extent reasonably practicable to take such action as may be required in obtaining or filing the same. The Depositary shall not be obliged to distribute GDRs representing such Shares, Shares, other securities or other property deposited under these Conditions or make any offer of any such rights or sell any securities corresponding to any such rights with respect to which such authorisation, consent, registration or permit or such report has not been obtained or filed, as the case may be, and shall have no duties to obtain any such authorisation, consent, registration or permit, or to file any such report.

11.3 The Depositary will use reasonable efforts, to follow the procedures established by the Greek tax authorities to enable eligible owners of GDRs and who are not resident in Greece to benefit from any available reduced withholding tax rate with respect to payments of any dividend or other cash distribution and to recover payment of any Greek taxes.

12. Voting Rights

12.1 Holders will (subject to any applicable provision of Greek law, the Deposited Property or the Articles of the Company) have voting rights with respect to the Deposited Shares. The Company has agreed to notify the Depositary of any resolution to be proposed at a General Meeting of the Company and the Depositary will vote or cause to be voted the Deposited Shares in the manner set out in this Condition 12.

The Company has agreed with the Depositary that it will promptly provide to the Depositary sufficient copies, as the Depositary may reasonably request, of notices of meetings of the shareholders of the Company and the agenda therefor as well as written requests containing voting instructions by which each Holder may give instructions to the Depositary (subject to any applicable provision of Greek law, the Deposited Property or the Articles of the Company) to vote for or against each and any resolution specified in the agenda for the meeting, which the Depositary shall send to any person who is a Holder on the record date established by the Depositary for that purpose (which shall be the same as the corresponding record date set by the Company or as near as practicable thereto) as soon as practicable after receipt of the same by the Depositary in accordance with Condition 23. The Company has also agreed to provide to the Depositary appropriate proxy forms to enable the Depositary to appoint a representative to attend the relevant meeting and vote on behalf of the Depositary.

12.2 In order for each voting instruction to be valid, the voting instructions form must be completed and duly signed by the respective Holder (or in the case of instructions received from the clearing systems should be received by authenticated SWIFT message) in accordance with the written request containing voting instructions and returned to the Depositary by such record date as the Depositary may specify.

12.3 The Depositary will exercise or cause to be exercised the voting rights in respect of the Deposited Shares so that a portion of the Deposited Shares will be voted for and a portion of the Deposited Shares will be voted against any resolution specified in the agenda for the relevant meeting in accordance with the voting instructions it has received.

12.4 If the Depositary is advised in the opinion referred to in Condition 12.7 that it is not permitted by Greek law to exercise the voting rights in respect of the Deposited Shares differently (so that a portion of the Deposited Shares may be voted for a resolution and a portion of the Deposited Shares may be voted against a resolution) the Depositary shall, if the opinion referred to in Condition 12.7 confirms it to be permissible under Greek law, calculate from the voting instructions that it has received from all Holders (x) the aggregate number of votes in favour of a particular resolution and (y) the aggregate number of votes opposed to such resolution and cast or cause to be cast in favour of or opposed to such resolution the number of votes representing the net positive difference between such aggregate number of votes in favour of such resolution and such aggregate number of votes opposed to such resolution.

12.5 The Depositary will only endeavour to vote or cause to be voted the votes attaching to Shares in respect of which voting instructions have been received, except that if no voting instructions are received by the Depositary (either because no voting instructions are returned to the Depositary or because the voting instructions are incomplete, illegible or unclear) from a Holder with respect to any or all of the Deposited Shares represented by such Holder's GDRs on or before the record date specified by the Depository, such Holder shall be deemed to have instructed the Depositary to give a discretionary proxy to a person designated by the Company with respect to such Deposited Shares, and the Depositary shall give a discretionary proxy to a person designated by the Company to vote such Deposited Shares, PROVIDED THAT no such instruction shall be deemed given, and no such discretionary proxy shall be given, with respect to any matter as to which the Company informs the Depositary (and the Company has agreed to provide such information in writing as soon as practicable) that (i) the Company does not wish such proxy to be given, or (ii) such matter materially and adversely affects the rights of holders of Shares.

12.6 If the Depositary is advised in the opinion referred to in Condition 12.7 below that it is not permissible under Greek law or the Depositary determines that it is not reasonably practicable to vote or cause to be voted such Deposited Shares in accordance with Conditions 12.3, 12.4 or 12.5 the Depositary shall not vote or cause to be voted such Deposited Shares.

12.7 Where the Depositary is to vote in respect of each and any resolution in the manner described in Conditions 12.3, 12.4 or 12.5 the Depositary shall notify the Chairman of the Company and appoint a person designated by him as a representative of the Depositary to attend such meeting and vote the Deposited Shares in the manner required by this Condition. The Depositary shall not be required to take any action required by this Condition 12 unless it shall have received an opinion from the Company's legal counsel (such counsel being reasonably acceptable to the Depositary) at the expense of the Company to the effect that such voting arrangement is valid and binding on Holders under Greek law and the statutes of the Company and that the Depositary is permitted to exercise votes in accordance with the provisions of this Condition 12 but that in doing so the Depositary will not be deemed to be exercising voting discretion.

12.8 By continuing to hold GDRs, all Holders shall be deemed to have agreed to the provisions of this Condition as it may be amended from time to time in order to comply with applicable Greek law.

12.9 The Depositary shall not, and the Depositary shall ensure that the Custodian and its nominees do not, vote or attempt to exercise the right to vote that attaches to the Deposited Shares, other than in accordance with instructions given in accordance with this Condition.

13. Documents to be Furnished, Recovery of Taxes, Duties and Other Charges

The Depositary shall not be liable for any taxes, duties, charges, costs or expenses which may become payable in respect of the Deposited Shares or other Deposited Property or the GDRs, whether under any present or future fiscal or other laws or regulations, and such part thereof as is proportionate or referable to a GDR shall be payable by the Holder thereof to the Depositary at any time on request or may be deducted from any amount due or becoming due on such GDR in respect of any dividend or other distribution. In default thereof, the Depositary may for the account of the Holder discharge the same out of the proceeds of sale on any Stock Exchange on which the Shares may from time to time be listed, and subject to all applicable laws and regulations, of any appropriate number of Deposited Shares or other Deposited Property and subsequently pay any surplus to the Holder. Any such request shall be made by giving notice pursuant to Condition 23.

14. Liability

14.1 In acting hereunder the Depositary shall have only those duties, obligations and responsibilities expressly specified in the Deposit Agreement and these Conditions and, other than holding the Deposited Property for the benefit of Holders as bare trustee, does not assume any relationship of trust for or with the Holders or owners of GDRs or any other person.

14.2 Neither the Depositary, the Custodian, the Company, any Agent, nor any of their agents, officers, directors or employees shall incur any liability to any other of them or to any Holder or owner of a GDR or any other person with an interest in any GDRs if, by reason of any provision of any present or future law or regulation of Greece or any other country or of any relevant governmental authority, or by reason of the interpretation or application of any such present or future law or regulation or any change therein, or by reason of any other circumstances beyond their control, or in the case of the Depositary, the Custodian, the Agent or any of their agents, officers, directors or employees, by reason of any provision, present or future, of the constitutive documents of the Company, any of them shall be prevented, delayed or forbidden from doing or performing any act or thing which the terms of the Deposit Agreement or these Conditions provide shall or may be done or performed; nor shall any of them incur any liability to any Holder or owner of GDRs or any other person with an interest in any GDRs by reason of any exercise of, or failure to exercise, any voting rights attached to the Deposited Shares or any of them or any other discretion or power provided for in the Deposit Agreement. Any such party may rely on, and shall be protected in acting upon, any written notice, request, direction or other document believed by it to be genuine and to have been duly signed or presented (including a translation which is made by a translator believed by it to be competent or which appears to be authentic).

14.3 Neither the Depositary nor any Agent shall be liable (except for its own wilful default, negligence or bad faith or that of its agents, officers, directors or employees) to the Company or any Holder or owner of GDRs or any other person, by reason of having accepted as valid or not having rejected any certificate for Shares or GDRs or any signature on any transfer or instruction purporting to be such and subsequently found to be forged or not authentic or for its failure to perform any obligations under the Deposit Agreement or these Conditions.

14.4 The Depositary and its agents may engage or be interested in any financial or other business transactions with the Company or any of its subsidiaries or affiliates, or in relation to the Deposited Property (including without prejudice to the generality of the foregoing, the conversion of any part of the Deposited Property from one currency to another), may at any time hold or be interested in GDRs for its own account, and shall be entitled to charge and be paid all usual fees, commissions and other charges for business transacted and acts done by it as a bank, and not in the capacity of Depositary, in relation to matters arising under the Deposit Agreement (including, without prejudice to the generality of the foregoing, charges on the conversion of any part of the Deposited Property from one currency to another and on any sales of property) without accounting to Holders or any other person for any profit arising therefrom.

14.5 The Depositary shall endeavour to effect any such sale as is referred to or contemplated in Conditions 5, 6, 7, 10, 13 or 21 or any such conversion as is referred to in Condition 8 in

accordance with the Depositary's normal practices and procedures but shall have no liability (in the absence of its own wilful default, negligence or bad faith or that of its agents, officers, directors or employees) with respect to the terms of such sale or conversion or if such sale or conversion shall not be reasonably practicable.

14.6 The Depositary shall not be required or obliged to monitor, supervise or enforce the observance and performance by the Company of its obligations under or in connection with the Deposit Agreement or these Conditions.

14.7 The Depositary shall have no responsibility whatsoever to the Company, any Holders or any owner of GDRs or any other person as regards any deficiency which might arise because the Depositary is subject to any tax in respect of the Deposited Property or any part thereof or any income therefrom or any proceeds thereof.

14.8 In connection with any proposed modification, waiver, authorisation or determination permitted by the terms of the Deposit Agreement, the Depositary shall not, except as otherwise expressly provided in Condition 22, be obliged to have regard to the consequence thereof for the Holders or the owners of GDRs or any other person.

14.9 Notwithstanding anything else contained in the Deposit Agreement or these Conditions, the Depositary may refrain from doing anything which could or might, in its opinion, be contrary to any law of any jurisdiction or any directive or regulation of any agency or state or which would or might otherwise render it liable to any person and the Depositary may do anything which is, in its opinion, necessary to comply with any such law, directive or regulation.

14.10 The Depositary may, in relation to the Deposit Agreement and these Conditions, act or take no action on the advice or opinion of, or any certificate or information obtained from, any lawyer, valuer, accountant, banker, broker, securities company or other expert whether obtained by the Company, the Depositary or otherwise, and shall not be responsible or liable for any loss or liability occasioned by so acting or refraining from acting or relying on information from persons presenting Shares for deposit or GDRs for surrender or requesting transfers thereof.

14.11 Any such advice, opinion, certificate or information (as discussed in Condition 14.10) may be sent or obtained by letter, telex, facsimile transmission, telegram or cable and the Depositary shall not be liable for acting on any advice, opinion, certificate or information purported to be conveyed by any such letter, telex or facsimile transmission although (without the Depositary's knowledge) the same shall contain some error or shall not be authentic.

14.12 The Depositary may call for and shall be at liberty to accept as sufficient evidence of any fact or matter or the expediency of any transaction or thing, a certificate, letter or other communication, whether oral or written, signed or otherwise communicated on behalf of the Company by a director of the Company or by a person duly authorised by a Director of the Company or such other certificate from persons specified in Condition 14.10 which the Depositary considers appropriate and the Depositary shall not be bound in any such case to call for further evidence or be responsible for any loss or liability that may be occasioned by the Depositary acting on such certificate.

14.13 The Depositary shall have no obligation under the Deposit Agreement except to perform its obligations as are specifically set out therein without wilful default, negligence or bad faith.

14.14 The Depositary may delegate by power of attorney or otherwise to any person or persons or fluctuating body of persons, whether being a joint Depositary of the Deposit Agreement or not and not being a person to whom the Company may reasonably object, all or any of the powers, authorities and discretions vested in the Depositary by the Deposit Agreement and such delegation may be made upon such terms and subject to such conditions, including power to sub-delegate and subject to such regulations as the Depositary may in the interests of the Holders think fit, provided that no objection from the Company to any such delegation as

aforesaid may be made to a person whose financial statements are consolidated with those of the Depositary's ultimate holding company. Any delegation by the Depositary shall be on the basis that the Depositary is acting on behalf of the Holders and the Company in making such delegation. The Company shall not in any circumstances and the Depositary shall not (provided that it shall have exercised reasonable care in the selection of such delegate) be bound to supervise the proceedings or be in any way responsible for any loss, liability, cost, claim, action, demand or expense incurred by reason of any misconduct or default on the part of any such delegate or sub-delegate. However, the Depositary shall, if practicable and if so requested by the Company, pursue (at the Company's expense and subject to receipt by the Depositary of such indemnity and security for costs as the Depositary may reasonably require) any legal action it may have against such delegate or sub-delegate arising out of any such loss caused by reason of any such misconduct or default. The Depositary shall, within a reasonable time of any such delegation or any renewal, extension or termination thereof, give notice thereof to the Company. Any delegation under this Condition which includes the power to sub-delegate shall provide that the delegate shall, within a specified time of any sub-delegation or amendment, extension or termination thereof, give notice thereof to the Company and the Depositary.

14.15 The Depositary may, in the performance of its obligations hereunder, instead of acting personally, employ and pay an agent, whether a solicitor or other person, to transact or concur in transacting any business and do or concur in doing all acts required to be done by such party, including the receipt and payment of money.

14.16 The Depositary shall be at liberty to hold or to deposit the Deposit Agreement and any deed or document relating thereto in any part of the world with any banking company or companies (including itself) whose business includes undertaking the safe custody of deeds or documents or with any lawyer or firm of lawyers of good repute, and the Depositary shall not (in the case of deposit with itself, in the absence of its own negligence, wilful default, or bad faith or that of its agents, directors, officers or employees) be responsible for any losses, liability or expenses incurred in connection with any such deposit.

14.17 Notwithstanding anything to the contrary contained in the Deposit Agreement or these Conditions, the Depositary shall not be liable in respect of any loss or damage which arises out of or in connection with its performance or non-performance or the exercise or attempted exercise of, or the failure to exercise any of, its powers or discretions under the Deposit Agreement except to the extent that such loss or damage arises from the wilful default, negligence or bad faith of the Depositary or that of its agents, officers, directors or employees.

14.18 No provision of the Deposit Agreement or these Conditions shall require the Depositary to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties or in the exercise of any of its rights or powers, if it shall have reasonable grounds for believing that repayment of such funds or adequate indemnity and security against such risk of liability is not assured to it.

14.19 For the avoidance of doubt, the Depositary shall be under no obligation to check, monitor or enforce compliance with any ownership restrictions in respect of GDRs or Shares under any applicable Greek law as the same may be amended from time to time. Notwithstanding the generality of Condition 3, the Depositary shall refuse to register any transfer of GDRs or any deposit of Shares against issuance of GDRs if notified by the Company, or the Depositary becomes aware of the fact, that such transfer or issuance would result in a violation of the limitations set forth above.

14.20 No disclaimer of liability under the Securities Act is intended by any provision of the Deposit Agreement.

14.21 Neither the Depositary nor any Agent shall be liable to the Company or any Holder or owner of GDRs or any other person for making any payments of dividends and other cash distributions in any other currency as provided in Condition 8.

15. Issue and Delivery of Replacement GDRs and Exchange of GDRs

Subject to the payment of the relevant fees, taxes, duties, charges, costs and expenses and such terms as to evidence and indemnity as the Depositary may reasonably require, replacement GDRs will be issued by the Depositary and will be delivered in exchange for or replacement of outstanding lost, stolen, mutilated, defaced or destroyed GDRs upon surrender thereof (except in the case of the destruction, loss or theft) at the specified office of the Depositary or (at the request, risk and expense of the Holder) at the specified office of any Agent.

16. Depositary's Fees, Costs and Expenses

16.1 The Depositary shall be entitled to charge the following remuneration and receive the following remuneration and reimbursement (such remuneration and reimbursement being payable on demand) from the Holders in respect of its services under the Deposit Agreement:

(i) for the issue of GDRs (other than upon the issue of GDRs pursuant to the Offering) or the cancellation of GDRs upon the withdrawal of Deposited Property: the euro equivalent of U.S.$5.00 or less per 100 GDRs (or portion thereof) issued or cancelled;

(ii) for issuing GDR certificates in definitive registered form in replacement for mutilated, defaced, lost, stolen or destroyed GDR certificates: a sum per GDR certificate which is determined by the Depositary to be a reasonable charge to reflect the work, costs and expenses involved;

(iii) for issuing GDR certificates in definitive registered form (other than pursuant to (ii) above): the greater of the euro equivalent of US$1.50 per GDR certificate (plus printing costs) or such other sum per GDR certificate which is determined by the Depositary to be a reasonable charge to reflect the work plus costs (including but not limited to printing costs) and expenses involved;

(iv) for receiving and paying any cash dividend or other cash distribution on or in respect of the Deposited Shares: a fee of the euro equivalent of U.S.$0.02 or less per GDR for each such dividend or distribution;

(v) in respect of any issue of rights or distribution of Shares (whether or not evidenced by GDRs) or other securities or other property (other than cash) upon exercise of any rights, any free distribution, stock dividend or other distribution: the euro equivalent of U.S.$5.00 or less per 100 outstanding GDR (or portion thereof) for each such issue of rights, dividend or distribution;

(vi) for transferring interests from and between the Regulation S Master GDR and the Rule 144A Master GDR: a fee of the euro equivalent of U.S.$0.05 or less per GDR;

(vii) a fee of the euro equivalent of U.S.$0.02 or less per GDR for depositary services, which shall accrue on the last day of each calendar year and shall be payable as provided in paragraph (viii) below, *provided however* that no fee will be assessed under this provision if a fee was charged in such calendar year pursuant to paragraph (iv) above; and

(viii) any other charge payable by the Depositary, any of the Depositary's agents, including the Custodian, or the agents of the Depositary's agents, in connection with the servicing of Deposited Shares or other Deposited Property (which charge shall be assessed against Holders as of the date or dates set by the Depositary and shall be payable at the sole discretion of the Depositary by billing such Holders for such charge or deducting such charge form one or more cash dividends or other cash distributions,

together with all expenses (including currency conversion expenses), transfer and registration fees, taxes, duties and charges payable by the Depositary, any Agent or the Custodian, or any of their agents, in connection with any of the above.

16.3 The Depositary is entitled to receive from the Company the fees, taxes, duties, charges costs and expenses (and the Company is entitled to be reimbursed for certain expenses) as specified in a separate agreement with the Depositary.

17. Agents

17.1 The Depositary shall be entitled to appoint one or more agents (the "Agents") for the purpose, *inter alia*, of making distributions to the Holders.

17.2 Notice of appointment or removal of any Agent or of any change in the specified office of the Depositary or any Agent will be duly given by the Depositary to the Holders.

18. Listing

The Company has undertaken in the Deposit Agreement to use its best endeavours to maintain, so long as any GDR is outstanding, a listing for the GDRs on the London Stock Exchange Limited (the "London Stock Exchange"). For the purposes of these Conditions, the GDRs will be considered to be listed on the London Stock Exchange so long as they are admitted to the official list (the "Official List") of the Financial Services Authority in its capacity as the competent authority under the Financial Services Act 1986 (the "UK Listing Authority") and admitted to trading on the London Stock Exchange's market for listed securities.

For that purpose the Company will pay all fees and sign and deliver all undertakings required by the UK Listing Authority and the London Stock Exchange in connection with such listings. In the event that the listing on the London Stock Exchange is not maintained, the Company has undertaken in the Deposit Agreement to use its best endeavors with the reasonable assistance of the Depositary (provided at the Company's expense) to obtain and maintain a listing of the GDRs on any other internationally recognised stock exchange in Europe.

19. The Custodian

The Depositary has agreed with the Custodian that the Custodian will receive and hold (or appoint agents approved by the Depositary to receive and hold) all Deposited Property for the account and to the order of the Depositary in accordance with the applicable terms of the Deposit Agreement which include a requirement to segregate the Deposited Property from the other property of, or held by, the Custodian PROVIDED THAT the Custodian shall not be obliged to segregate cash comprised in the Deposited Property from cash otherwise held by the Custodian. The Custodian shall be responsible solely to the Depositary PROVIDED THAT, if and so long as the Depositary and the Custodian are the same legal entity, references to them separately in these Conditions and the Deposit Agreement are for convenience only and that legal entity shall be responsible for discharging both functions directly to the Holders and the Company. The Custodian may resign or be removed by the Depositary by giving 90 days' prior notice, except that if a replacement Custodian is appointed which is a branch or affiliate of the Depositary, the Custodian's resignation or discharge may take effect immediately on the appointment of such replacement Custodian. Upon the removal of or receiving notice of the resignation of the Custodian, the Depositary shall promptly appoint a successor Custodian (approved (i) by the Company, such approval not to be unreasonably withheld or delayed, and (ii) by the relevant authority in Greece, if any), which shall, upon acceptance of such appointment, and the expiry of any applicable notice period, become the Custodian. Whenever the Depositary in its discretion determines that it is in the best interests of the Holders to do so, it may, after prior consultation with the Company, terminate the appointment of the Custodian and, in the event of any such termination, the Depositary shall promptly appoint a successor Custodian (approved (i) by the Company, such approval not to be unreasonably withheld or delayed, and (ii) by the relevant authority in Greece, if any), which shall, upon acceptance of such appointment, become the Custodian under the Deposit Agreement on the effective date of such termination. The Depositary shall notify Holders of such change immediately upon such change taking effect in accordance with Condition 23. Notwithstanding the foregoing, the Depositary may temporarily deposit the Deposited Property in a manner or a place other than as therein specified; PROVIDED THAT, in the case of such temporary deposit in another place, the Company shall have consented to such deposit, and such consent of the Company shall have been delivered to the Custodian. In case of transportation of the Deposited Property under this Condition, the Depositary shall obtain appropriate insurance at the

expense of the Company if and to the extent that the obtaining of such insurance is reasonably practicable and the premiums payable are of a reasonable amount.

20. Resignation and Termination of Appointment of the Depositary

20.1 The Company may terminate the appointment of the Depositary under the Deposit Agreement by giving at least 120 days' prior notice in writing to the Depositary and the Custodian, and the Depositary may resign as Depositary by giving at least 120 days' prior notice in writing to the Company and the Custodian. Within 30 days after the giving of either such notice, notice thereof shall be duly given by the Depositary to the Holders and to the UK Listing Authority.

The termination of the appointment or the resignation of the Depositary shall take effect on the date specified in such notice; PROVIDED THAT no such termination of appointment or resignation shall take effect until the appointment by the Company of a successor depositary under the Deposit Agreement and the acceptance of such appointment to act in accordance with the terms thereof and of these Conditions, by the successor depositary. The Company has undertaken in the Deposit Agreement to use its best endeavours to procure the appointment of a successor depositary with effect from the date of termination specified in such notice as soon as reasonably possible following notice of such termination or resignation. Upon any such appointment and acceptance, notice thereof shall be duly given by the Depositary to the Holders in accordance with Condition 23 and to the UK Listing Authority.

20.2 Upon the termination of appointment or resignation of the Depositary and against payment of all fees and expenses due to the Depositary from the Company under the Deposit Agreement, the Depositary shall deliver to its successor as depositary sufficient information and records to enable such successor efficiently to perform its obligations under the Deposit Agreement and shall deliver and pay to such successor depositary all property and cash held by it under the Deposit Agreement. The Deposit Agreement provides that, upon the date when such termination of appointment or resignation takes effect, the Custodian shall be deemed to be the Custodian thereunder for such successor depositary, and the Depositary shall thereafter have no obligation under the Deposit Agreement or the Conditions (other than liabilities accrued prior to the date of termination of appointment or resignation or any liabilities stipulated in relevant laws or regulations).

20.3 In the event of any merger, take-over, consolidation or other reorganisation of The Bank of New York such that The Bank of New York ceases to exist and is replaced by a successor entity, such successor entity will be deemed at the date of such succession to have entered into an agreement with the Company in substantially the same terms as the Deposit Agreement and on the basis that the Company and such successor entity agree that the successor entity succeeds to all outstanding rights and obligations of the Depositary under the Deposit Agreement.

21. Termination of Deposit Agreement

21.1 Either the Company or the Depositary but, in the case of the Depositary, only if the Company has failed to appoint a replacement Depositary within 90 days of the date on which the Depositary has given notice pursuant to Condition 20 that it wishes to resign, may terminate the Deposit Agreement by giving 90 days' prior notice to the other and to the Custodian. Within 30 days after the giving of such notice, notice of such termination shall be duly given by the Depositary to Holders of all GDRs then outstanding in accordance with Condition 23.

21.2 During the period beginning on the date of the giving of such notice by the Depositary to the Holders and ending on the date on which such termination takes effect, each Holder shall be entitled to obtain delivery of the Deposited Property corresponding to each GDR held by it, subject to the provisions of Condition 1.1 and upon compliance with Condition 1, free of the charge specified in Condition 16.1(i) for such delivery and surrender, but together with all amounts which the Depositary is obliged to pay to the Custodian upon payment by the Holder of any sums payable by the Depositary and/or any other expenses incurred by the Depositary in connection with such delivery and surrender, and otherwise in accordance with the Deposit Agreement.

21.3 If any GDRs remain outstanding after the date of termination, the Depositary shall as soon as reasonably practicable sell the Deposited Property then held by it under the Deposit Agreement and shall not register transfers, shall not pass on dividends or distributions or take any other action, except that it will deliver the net proceeds of any such sale, together with any other cash then held by it under the Deposit Agreement, *pro rata* to Holders of GDRs which have not previously been so surrendered by reference to that proportion of the Deposited Property which is represented by the GDRs of which they are the Holders. After making such sale, the Depositary shall be discharged from all obligations under the Deposit Agreement and these Conditions, except its obligation to account to Holders for such net proceeds of sale and other cash comprising the Deposited Property without interest.

22. Amendment of Deposit Agreement and Conditions

All and any of the provisions of the Deposit Agreement and these Conditions (other than this Condition 22) may at any time and from time to time be amended by agreement between the Company and the Depositary in any respect which they may deem necessary or desirable. Notice of any amendment of these Conditions (except to correct a manifest error) shall be duly given to the Holders by the Depositary, and any amendment (except as aforesaid) which shall increase or impose fees payable by Holders or which shall otherwise, in the opinion of the Depositary, be materially prejudicial to the interests of the Holders (as a class) shall not become effective so as to impose any obligation on the Holders until the expiration of three months after such notice shall have been given. During such period of three months, each Holder shall be entitled to obtain, subject to and upon compliance with Condition 1, delivery of the Deposited Property relative to each GDR held by it upon surrender thereof, free of the charge specified in Condition 16.1(i) for such delivery and surrender but otherwise in accordance with the Deposit Agreement and these Conditions. Each Holder at the time when such amendment so becomes effective shall be deemed, by continuing to hold a GDR, to approve such amendment and to be bound by the terms thereof in so far as they affect the rights of the Holders. In no event shall any amendment impair the right of any Holder to receive, subject to and upon compliance with Condition 1, the Deposited Property attributable to the relevant GDR.

For the purposes of this Condition 22, an amendment shall not be regarded as being materially prejudicial to the interests of Holders if its principal effect is to permit the creation of GDRs in respect of additional Shares to be held by the Depositary which are or will become fully consolidated as a single series with the other Deposited Shares PROVIDED THAT temporary GDRs will represent such Shares until they are so consolidated.

23. Notices

23.1 Any and all notices to be given to any Holder shall be duly given if personally delivered, or sent by mail (if domestic, first class, if overseas, first class airmail) or air courier, or by telex or facsimile transmission confirmed by letter sent by mail or air courier, addressed to such Holder at the address of such Holder as it appears on the transfer books for GDRs of the Depositary, or, if such Holder shall have filed with the Depositary a written request that notices intended for such Holder be mailed to some other address, at the address specified in such request.

23.2 Delivery of a notice sent by mail or air courier shall be effective three days (in the case of domestic mail or air courier) or seven days (in the case of overseas mail) after despatch, and any notice sent by telex transmission, as provided in this Condition, shall be effective when the sender receives the answerback from the addressee at the end of the telex and any notice sent by facsimile transmission, as provided in this Condition, shall be effective when the intended recipient has confirmed by telephone to the transmitter thereof that the recipient has received such facsimile in complete and legible form. The Depositary or the Company may, however, act upon any telex or facsimile transmission received by it from the other or from any Holder, notwithstanding that such telex or facsimile transmission shall not subsequently be confirmed as aforesaid.

23.3 So long as GDRs are listed on the Official List of the UK Listing Authority and admitted to trading on the London Stock Exchange's market for listed securities and the rules of the UK Listing Authority or the London Stock Exchange so require, all notices to be given to Holders generally will also be published in a leading daily newspaper having general circulation in the UK (which is expected to be the *Financial Times).*

24. Reports and Information on the Company

24.1 The Company has undertaken in the Deposit Agreement (so long as any GDR is outstanding) to furnish the Depositary with six copies in the English language (and to make available to the Depositary, the Custodian and each Agent as many further copies as they may reasonably require to satisfy requests from Holders) of:

(i) in respect of the financial year ending on 31st December, 2001 and in respect of each financial year thereafter, the non-consolidated (and, if published for holders of Shares, consolidated) balance sheets as at the end of such financial year and the non-consolidated (and, if published for holders of Shares, consolidated) statements of income for such financial year in respect of the Company, prepared in conformity with generally accepted accounting principles in Greece and International Accounting Standards and reported upon by independent public accountants selected by the Company, as soon as practicable (and in any event within 180 days) after the end of such year;

(ii) if the Company publishes semi-annual financial statements for holders of Shares, such semi-annual financial statements of the Company, as soon as practicable, after the same are published and in any event no later than three months after the end of the period to which they relate; and

(iii) if the Company publishes quarterly financial statements for holders of Shares, such quarterly financial statements, as soon as practicable, after the same are published, and in any event no later than one month after the end of the period to which they relate.

24.2 The Depositary shall upon receipt thereof give due notice to the Holders that such copies are available upon request at its specified office and the specified office of any Agent.

24.3 For so long as any of the GDRs remains outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) under the United States Securities Act of 1993, as amended, if at any time the Company is neither subject to and in compliance with the reporting requirements of Section 13 or 15(d) of the United States Securities Exchange Act of 1934, as amended, nor exempt from such reporting requirements by complying with the information furnishing requirements of Rule 12g3-2(b) thereunder, the Company has agreed in the Deposit Agreement to supply to the Depositary such information, in the English language and in such quantities as the Depositary may from time to time reasonably request, as is required to be delivered to any Holder or beneficial owner of GDRs or to any holder of Shares or a prospective purchaser designated by such Holder, beneficial owner or holder pursuant to a Deed Poll executed by the Company in favour of such persons and the information delivery requirements of Rule 144A(d)(4) under the U.S. Securities Act of 1933, as amended, to permit compliance with Rule 144A thereunder in connection with resales of GDRs or Shares or interests therein and otherwise to comply with the requirements of Rule 144A(d)(4). Subject to receipt, the Depositary will deliver such information, during any period in which the Company informs the Depositary it is subject to the information delivery requirements of Rule 144(A)(d)(4), to any such holder, beneficial owner or prospective purchaser but in no event shall the Depositary have any liability for the contents of any such information.

25. Copies of Company Notices

The Company has undertaken in the Deposit Agreement to transmit to the Custodian and the Depositary on or before the day when the Company first gives notice, by mail, publication or otherwise, to holders of any Shares or other Deposited Property, whether in relation to the taking of any action in respect thereof or in respect of any dividend or other distribution thereon or of any meeting or adjourned meeting of such holders or otherwise, such number of copies of such notice and any other material (which contains information having a material bearing on the interests of the Holders) furnished to such holders by the Company (or such number of English translations of the originals if the originals were prepared in a language other than English) in connection therewith as the Depositary may reasonably request. If such notice is not furnished to the Depositary in English, either by the Company or the Custodian, the Depositary shall, at the Company's expense, arrange for an English translation thereof (which may be in such summarised form as the Depositary may deem

adequate to provide sufficient information) to be prepared. Except as provided below, the Depositary shall, as soon as practicable after receiving notice of such transmission or (where appropriate) upon completion of translation thereof, give due notice to the Holders which notice may be given together with a notice pursuant to Condition 9.1, and shall make the same available to Holders in such manner as it may determine.

26. Moneys held by the Depositary

The Depositary shall be entitled to deal with moneys paid to it by the Company for the purposes of the Deposit Agreement in the same manner as other moneys paid to it as a banker by its customers and shall not be liable to account to the Company or any Holder or any other person for any interest thereon, except as otherwise agreed and shall not be obliged to segregate such moneys from other moneys belonging to the Depositary.

27. Severability

If any one or more of the provisions contained in the Deposit Agreement or in these Conditions shall be or become invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained therein or herein shall in no way be affected, prejudiced or otherwise disturbed thereby.

28. Governing Law

28.1 The Deposit Agreement and the GDRs are governed by, and shall be construed in accordance with, English law except that the certifications set forth in Schedules 3 and 4 to the Deposit Agreement and any provisions relating thereto shall be governed by and construed in accordance with the laws of the State of New York and any United States Federal Court sitting in the Borough of Manhattan, New York City. The rights and obligations attaching to the Deposited Shares will be governed by Greek law. The Company has submitted in respect of the Deposit Agreement and the Deed Poll to the jurisdiction of the English courts and the courts of the State of New York and any United States Federal Court sitting in the Borough of Manhattan, New York City and has appointed an agent for service of process in London and the Borough of Manhattan, New York City. The Company has also agreed in the Deposit Agreement, and the Deed Poll to allow, respectively, the Depositary and the Holders to elect that Disputes are resolved by arbitration.

28.2 The Company has irrevocably appointed • , as its agent in England to receive service of process in any Proceedings in England based on the Deed Poll and appointed • as its agent in New York to receive service of process in any Proceedings in New York. If for any reason the Company does not have such an agent in England or New York as the case may be, it will promptly appoint a substitute process agent and notify the Holders and the Depositary of such appointment. Nothing herein shall affect the right to serve process in any other manner permitted by law.

28.3 The courts of England are to have jurisdiction to settle any disputes (each a "Dispute") which may arise out of or in connection with the GDRs and accordingly any legal action or proceedings arising out of or in connection with the GDRs ("Proceedings") may be brought in such courts. Without prejudice to the foregoing, the Depositary further irrevocably agrees that any Proceedings may be brought in any New York State or United States Federal Court sitting in the Borough of Manhattan, New York City. The Depositary irrevocably submits to the non-exclusive jurisdiction of such courts and waives any objection to Proceedings in such courts whether on the ground of venue or on the ground that the Proceedings have been brought in an inconvenient forum.

28.4 These submissions are made for the benefit of each of the Holders and shall not limit the right of any of them to take Proceedings in any other court of competent jurisdiction nor shall the taking of Proceedings in one or more jurisdictions preclude the taking of Proceedings in any other jurisdictions (whether concurrently or not).

28.5 In the event that the Depositary is made a party to, or is otherwise required to participate in, any litigation, arbitration, or Proceeding (whether judicial or administrative) which arises from or is

related to or is based upon any act or failure to act by the Company, or which contains allegations to such effect, upon notice from the Depositary, the Company has agreed to fully cooperate with the Depositary in connection with such litigation, arbitration or Proceeding.

28.6 The Depositary irrevocably appoints The Bank of New York, London Branch, (Attention: The Manager) of 48th Floor, One Canada Square, London E14 5AL as its agent in England to receive service of process in any Proceedings in England based on any of the GDRs. If for any reason the Depositary does not have such an agent in England, it will promptly appoint a substitute process agent and notify the Holders of such appointment. Nothing herein shall affect the right to serve process in any other manner permitted by law.

SUMMARY OF PROVISIONS RELATING TO THE GDRs WHILE IN MASTER FORM

The GDRs will initially be evidenced by (a) a single Master Regulation S GDR in registered form and (b) a single Master Rule 144A GDR in registered form. The Master Regulation S GDR and the Master Rule 144A GDR will be deposited with The Bank of New York Depository (Nominees) Limited as common depositary for the respective accounts of Euroclear and Clearstream on the date the GDRs are issued. The Master Regulation S GDR and the Master Rule 144A GDR (collectively the "Master GDRs") contain provisions which apply to the GDRs while they are in master form, some of which modify the effect of the Conditions of the GDRs set out in this document. The following is a summary of certain of those provisions. Unless otherwise herein, the terms defined in the Conditions shall have the same meaning herein.

The Master GDRs will only be exchanged for certificates in definitive registered form representing GDRs in the circumstances described in (a), (b) or (c) below in whole but not in part. The Depositary will irrevocably undertake in the Master GDRs to deliver certificates evidencing GDRs in definitive registered form in exchange for the relevant Master GDR to the Holders within 60 days in the event that:

(a) Euroclear or Clearstream notifies the Depositary that it is unwilling or unable to continue as depositary and a successor depositary is not appointed within 90 calendar days; or

(b) either Euroclear or Clearstream is closed for business for a continuous period of 14 days (other than by reason of holiday, statutory or otherwise) or announces an intention permanently to cease business or does in fact do so, and, in each case, no alternative clearing system satisfactory to the Depositary is available within 45 days; or

(c) the Depositary has determined that, on the occasion of the next payment in respect of the GDRs, the Depositary or its agent would be required to make any deduction or withholding from any payment in respect of the GDRs which would not be required were the GDRs represented by certificates in definitive registered form.

Any exchange shall be at the expense (including printing costs) of the Company.

A GDR evidenced by an individual definitive certificate will not be eligible for clearing and settlement through Euroclear or Clearstream.

Upon any exchange of a Master GDR for certificates in definitive registered form evidencing GDRs, or any exchange of interests between the Master Rule 144A GDR and the Master Regulation S GDR or vice-versa pursuant to Clause 4 of the Deposit Agreement, or any distribution of GDRs pursuant to Conditions 5, 6, 7 or 10 or any reduction in the number of GDRs represented thereby following any withdrawal of Deposited Property pursuant to Condition 1, the relevant details shall be entered by the Depositary on the Register whereupon the number of GDRs represented by the relevant Master GDR shall be reduced or increased (as the case may be) for all purposes by the amount so exchanged and entered on the Register provided always that if the number of GDRs represented by a Master GDR is reduced to zero such Master GDR shall continue in existence until the obligations of the Bank under the Deposit Agreement and the obligations of the Depositary pursuant to the Deposit Agreement and the Conditions have terminated.

Payments, Distributions and Voting Rights

Payments of cash dividends and other amounts (including cash distributions) will, in the case of GDRs represented by a Master GDR be made by the Depositary through Euroclear and Clearstream on behalf of persons entitled thereto upon receipt of funds therefor from the Company. A free distribution or rights issue of Shares to the Depositary on behalf of the Holders may result in the record maintained by the Depositary being marked up to reflect the enlarged number of GDRs represented by the relevant Master GDR.

Payments of dividends and other cash distributions payable in respect of the GDRs represented by the Master Regulation S GDR will be made by the Depositary in euro.

Holders of GDRs will have voting rights in respect of Deposited Shares as set out in Condition 12. Voting rights will be exercised by the Depositary only upon receipt of written instructions in accordance with the Conditions.

Surrender of GDRs

Any requirement in the Conditions relating to the surrender of a GDR to the Depositary shall be satisfied by the production by the common depositary for Euroclear and Clearstream on behalf of a person entitled to an interest therein of such evidence of entitlement of such person as the Depositary may reasonably require, which is expected to be a certificate or other documents issued by Euroclear or Clearstream. The delivery or production of any such evidence shall be sufficient evidence, in favour of the Depositary, any Agent and the Custodian of the title of such person to receive (or to issue instructions for the receipt of) all money or other property payable or distributable in respect of the Deposited Property represented by such GDRs.

Notices

For as long as the Master Rule 144A GDR and the Master Regulation S GDR are registered in the name of a common depositary on behalf of Euroclear and Clearstream, notices to Holders may be given by the Depositary by delivery of the relevant notice to Euroclear or Clearstream for communication to persons entitled thereto in substitution for delivery of notices in accordance with Condition 23. So long as GDRs are admitted to the Official List of the UK Listing Authority and admitted to trading on the London Stock Exchange's market for listed securities, and the UK Listing Authority or the London Stock Exchange so requires, notices shall also be published in a leading newspaper having general circulation in the UK (which is expected to be the *Financial Times*).

The Master GDRs shall be governed by and construed in accordance with English law.

INFORMATION RELATING TO THE DEPOSITARY

The Depositary is a state-chartered New York banking corporation and a member of the United States Federal Reserve System, subject to regulation and supervision principally by the United States Federal Reserve Board. The Depositary was constituted in 1784 in the State of New York. It is a wholly owned subsidiary of The Bank of New York Bank, Inc., a New York corporation. The principal office of the Depositary is located at One Wall Street, New York, New York 10286. Its principal administrative offices are located at 620 Avenue of the Americas, 6th Floor, New York, NY 10011. A copy of the Depositary's Articles of Association, as amended, together with copies of The Bank of New York Bank, Inc.'s most recent financial statements and annual report are available for inspection at the Corporate Trust Office of the Depositary located at 101 Barclay Street, New York, NY 10286 and at The Bank of New York, One Canada Square, London E14 5AL.

TRANSFER RESTRICTIONS AND SETTLEMENT

Transfer Restrictions

The shares and GDRs have not been and will not be registered under the Securities Act or any state securities laws of the United States. Neither the shares nor the GDRs may be offered, sold or delivered within the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state laws. Accordingly, the shares and GDRs are being offered and sold:

(1) in the United States only to qualified institutional buyers ("QIBs") in reliance on and within the meaning of Rule 144A under the Securities Act; and

(2) outside the United States in compliance with Regulation S under the Securities Act.

In addition, until 40 days after the commencement of the combined offering, any offer or sale of the shares or GDRs that is made within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the Securities Act.

Each purchaser of the shares offered within the United States pursuant to Rule 144A ("Rule 144A Shares") or Rule 144A GDRs by accepting delivery of this offering circular, will be deemed to have represented and agreed that (terms used in this paragraph that are defined in Rule 144A or Regulation S are used as defined therein):

(1) It is (A) a QIB, (B) aware, and each beneficial owner of the Rule 144A Shares or Rule 144A GDRs has been advised, that the sale of the Rule 144A Shares or Rule 144A GDRs to it is being made in reliance on Rule 144A and (C) acquiring such Rule 144A Shares or Rule 144A GDRs for its own account or for the account of a QIB, as the case may be.

(2) It understands that the Rule 144A Shares and Rule 144A GDRs have not been and will not be registered under the Securities Act and may not be reoffered, resold, pledged or otherwise transferred except (A)(i) to a person who the purchaser and any person acting on its behalf reasonably believes is a QIB in a transaction meeting the requirements of Rule 144A, (ii) in an offshore transaction complying with Rule 903 or Rule 904 of Regulation S or (iii) pursuant to an exemption from registration under the Securities Act provided by Rule 144 thereunder (if available) and (B) in accordance with all applicable securities laws of the states of the United States. No representation can be made as to the availability of the exemption provided by Rule 144 for resales of the Rule 144A Shares or Rule 144A GDRs.

(3) The Rule 144A Shares and Rule 144A GDRs (to the extent they are in certificated form), unless otherwise determined by the Company in compliance with applicable law, will bear a legend substantially to the following effect, and may be offered, sold, pledged or otherwise transferred only in accordance with the legend:

THIS RULE 144A GLOBAL DEPOSITARY RECEIPT ("THIS GDR") AND THE SHARES OF PUBLIC POWER CORPORATION S.A. (THE "SHARES") REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR WITH ANY SECURITIES REGULATORY AUTHORITY OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES. THE HOLDER HEREOF BY PURCHASING THIS GDR, AGREES FOR THE BENEFIT OF PUBLIC POWER CORPORATION, S.A. THAT THIS GDR AND THE SHARES CORRESPONDING HERETO MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (A)(1) TO A PERSON WHOM THE SELLER AND ANY PERSON ACTING ON ITS BEHALF REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER ("QIB") WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QIB IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A, (2) IN AN OFFSHORE TRANSACTION COMPLYING WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT OR (3) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER (IF AVAILABLE) AND (B) IN ACCORDANCE WITH ALL APPLICABLE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE

UNITED STATES. THE HOLDER OF THIS GDR WILL, AND EACH SUBSEQUENT HOLDER IS REQUIRED TO, NOTIFY ANY SUBSEQUENT PURCHASER OF SUCH GDR OF THE RESALE RESTRICTIONS REFERRED TO ABOVE. NO REPRESENTATION CAN BE MADE AS TO THE AVAILABILITY OF THE EXEMPTION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT FOR THE RESALE OF THIS SECURITY. NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THE FOREGOING, FOR SO LONG AS THE SHARES ARE "RESTRICTED SECURITIES" WITHIN THE MEANING OF RULE 144(a)(3) UNDER THE SECURITIES ACT, SUCH SHARES MAY NOT BE DEPOSITED INTO ANY UNRESTRICTED DEPOSITARY RECEIPT FACILITY IN RESPECT OF SHARES ESTABLISHED OR MAINTAINED BY A DEPOSITARY BANK (INCLUDING ANY SUCH FACILITY MAINTAINED BY THE DEPOSITARY FOR THE RULE 144A GLOBAL DEPOSITARY RECEIPTS), OTHER THAN A RESTRICTED DEPOSIT RECEIPT FACILITY. EACH HOLDER, BY ITS ACCEPTANCE OF THE RULE 144A GLOBAL DEPOSITARY RECEIPTS EVIDENCED HEREBY, REPRESENTS THAT IT UNDERSTANDS AND AGREES TO THE FOREGOING RESTRICTIONS. THE HOLDER OF THIS GDR WILL, AND EACH SUBSEQUENT HOLDER WILL BE REQUIRED TO, NOTIFY ANY SUBSEQUENT PURCHASERS OF SUCH GDR OF THE RESALE RESTRICTIONS REFERRED TO ABOVE.

(4) Notwithstanding anything to the contrary in the foregoing, for so long as the Rule 144A Shares are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act, the Rule 144A Shares may not by deposited into any unrestricted depositary receipt facility in respect of the shares established or maintained by a depositary bank (including any such facility maintained by the depositary for the Rule 144A global depositary receipts). They may, however, be deposited into a restricted deposit receipt facility.

(5) Any offer, sale, pledge or other transfer made other than in compliance with the foregoing restrictions will not be recognised by the Company or the depositary in respect of the Rule 144A Shares or the Rule 144A GDRs and the shares represented thereby.

(6) The Company, the Depositary, the international managers and their respective affiliates, and others will rely upon the truth and accuracy of the foregoing acknowledgements, representations and agreements. If the purchaser is acquiring any Rule 144A GDRs or Rule 144A Shares for the account of one or more QIBs, it represents that it has sole investment discretion with respect to each such account and that it has full power to make the foregoing acknowledgements, representations and agreements on behalf of each such account.

Prospective purchasers are hereby notified that sellers of the Rule 144A Shares or the Rule 144A GDRs or the shares represented thereby may be relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A.

Regulation S GDRs and Regulation S Shares

Each purchaser of the shares offered outside the United States and pursuant to Regulation S ("Regulation S Shares") or Regulation S GDRs and each subsequent purchaser of the Regulation S Shares or Regulation S GDRs in resales prior to the date 40 days after the latest of the commencement of the international offering and the closing date of the international offering ("Distribution Compliance Period") by accepting delivery of this offering circular, will be deemed to have represented, agreed and acknowledged that:

(1) It is, or at the time the Regulation S Shares or Regulation S GDRs are purchased will be, the beneficial owner of such Regulation S Shares or Regulation S GDRs (or, if it is a broker-dealer acting on behalf of its customer has confirmed to it that such customer is or, at the time the Regulation S Shares are deposited and at the time the Regulation S GDRs are issued, will be, the beneficial owner of the Regulation S Shares and of the Regulation S GDRs) and (A) is not a U.S. person (as defined in Regulation S under the Securities Act) and is located outside the United States (within the meaning of Regulation S under the Securities Act), (B) is not an affiliate of the Company or a person acting on behalf of such an affiliate, (C) is not in the business of buying and selling securities or, if it is in such business, did not acquire the securities to be deposited from the Company or any affiliate thereof in the initial distribution of Regulation S GDRs and Regulation S Shares and (D) is purchasing such Regulation S Shares or Regulation S GDRs in an offshore transaction pursuant to and in reliance on Regulation S.

(2) It understands (or, if it is a broker-dealer, its customer has confirmed to it that such person understands) that such Regulation S Shares or Regulation S GDRs and the shares represented thereby have not been and will not be registered under the Securities Act or with any regulatory authority of any state or jurisdiction of the United States and are subject to the restrictions on transfer described in the legend in (3) below.

(3) It understands that the Regulation S Shares and Regulation S GDRs (to the extent they are in certificated form), unless otherwise determined by the Company in compliance with applicable law, will bear a legend substantially to the following effect and may be offered, sold, pledged or otherwise transferred only in accordance with the legend:

THIS REGULATION S GLOBAL DEPOSITARY RECEIPT ("THIS GDR") AND THE SHARES OF PUBLIC POWER CORPORATION S.A. (THE "SHARES") REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR WITH ANY SECURITIES REGULATORY AUTHORITY OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES AND, PRIOR TO THE EXPIRATION OF A DISTRIBUTION COMPLIANCE PERIOD (DEFINED AS THE PERIOD ENDING 40 DAYS AFTER THE LATEST OF THE COMMENCEMENT OF THE INTERNATIONAL OFFERING AND THE CLOSING DATE OF THE INTERNATIONAL OFFERING) MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (A) IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT OR (B) TO A PERSON WHOM THE SELLER AND ANY PERSON ACTING ON ITS BEHALF REASONABLY BELIEVE IS A QUALIFIED INSTITUTIONAL BUYER ("QIB") (WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT) IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A, IN EACH CASE, IN ACCORDANCE WITH ANY APPLICABLE LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES; PROVIDED THAT IN CONNECTION WITH ANY TRANSFER UNDER (B) ABOVE, THE TRANSFEROR SHALL PRIOR TO THE SETTLEMENT OF SUCH SALE WITHDRAW THE SHARES FROM THE REGULATION S FACILITY (AS DEFINED IN THE DEPOSIT AGREEMENT) IN ACCORDANCE WITH THE TERMS AND CONDITIONS OF THE DEPOSIT AGREEMENT AND INSTRUCT THAT SUCH SHARES BE DELIVERED TO THE CUSTODIAN UNDER THE DEPOSIT AGREEMENT FOR DEPOSIT IN THE RULE 144A FACILITY (AS DEFINED IN THE DEPOSIT AGREEMENT) THEREUNDER AND THAT RULE 144A GDRs REPRESENTED BY A MASTER RULE 144A GDRs BE ISSUED, IN ACCORDANCE WITH THE TERMS AND CONDITIONS OF THE DEPOSIT AGREEMENT, TO OR FOR THE ACCOUNT OF SUCH QIB.

UPON THE EXPIRATION OF THE DISTRIBUTION COMPLIANCE PERIOD REFERRED TO ABOVE, THIS GDR AND THE SHARES REPRESENTED HEREBY SHALL NO LONGER BE SUBJECT TO THE RESTRICTIONS ON TRANSFER PROVIDED IN THIS LEGEND, PROVIDED THAT AT THE TIME OF SUCH EXPIRATION THE OFFER OR SALE OF THE REGULATION S GLOBAL DEPOSITARY RECEIPTS REPRESENTED HEREBY AND THE SHARES REPRESENTED THEREBY BY THE HOLDER HEREOF IN THE UNITED STATES WOULD NOT BE RESTRICTED UNDER THE SECURITIES LAWS OF THE UNITED STATES OR ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

(4) It understands (or, if it is a broker-dealer, its customer has confirmed to it that such customer understands) that the Regulation S GDRs offered in reliance on Regulation S will be represented by the Regulation S Master GDR. Prior to the expiration of the Distribution Compliance Period, before any interest in the Regulation S Master GDR may be offered, sold, pledged or otherwise transferred to a person who takes delivery in the form of an interest in the Rule 144A Master GDR, the person who will (following the withdrawal of the Deposited Shares from the Regulation S Facility and deposit into the Rule 144A Facility) be the beneficial owner of the Rule 144A GDRs represented by an interest in the Rule 144A Master GDR be required to provide the Depositary with a written certification (in the form provided in the Deposit Agreement) as to compliance with the Terms and Conditions of the GDRs and the Deposit Agreement.

(5) The Company, the Depositary, the Managers and their respective affiliates, and others will rely upon the truth and accuracy of the foregoing acknowledgements, representations and agreements. Any resale or other transfer, or attempted resale or other transfer, made other than

in compliance with the above-stated restrictions shall not be recognised by the Company or the Depositary in respect of the Regulation S GDRs, the Regulation S GDRs evidenced thereby and the shares represented thereby.

Clearance and Settlement

Custodial and depositary links have been established among Clearstream and Euroclear to facilitate the initial issue of the GDRs and cross-market transfers of the GDRs associated with the secondary market trading.

The Clearing Systems

Clearstream and Euroclear

Clearstream and Euroclear each hold securities for participating organisations and facilitate the clearance and settlement of securities transactions between their respective participants through the electronic book-entry changes in accounts of such participants. Clearstream and Euroclear provide to their respective participants, among other things, services for safekeeping, administration, clearance and settlement of internationally-traded securities and securities lending and borrowing. Clearstream and Euroclear participants are financial institutions throughout the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organisations. Indirect access to Clearstream or Euroclear is also available to others, such as banks, brokers, dealers and trust companies which clear through or maintain a custodial relationship with Clearstream or Euroclear participants, either directly or indirectly.

Distributions of dividends and other payments with respect to book-entry interests in the GDRs held through Clearstream or Euroclear will be credited, to the extent received by the Depositary, to the cash accounts of Clearstream or Euroclear participants in accordance with the relevant system's rules and procedures.

Registration and Form

Book-entry interests in the Regulation S GDRs held through Clearstream and Euroclear will be evidenced by the Master Regulation S GDR registered in the name of the Common Nominee. The Master Regulation S GDR Certificate will be held by the Common Depositary. Book-entry interests in the Rule 144A GDRs held through Euroclear and Clearstream will be evidenced by the Master Rule 144A GDR registered in the name of the Common Nominee. The Rule 144A Master GDR Certificate will be held by the Common Depositary. As necessary, the Depositary will adjust the amounts of GDRs on the Register for the accounts of Clearstream and Euroclear to reflect the amounts of GDRs held through Clearstream and Euroclear, respectively. Beneficial ownership in GDRs will be held through financial institutions as direct and indirect participants in Clearstream and Euroclear.

The aggregate holdings of book-entry interests in the GDRs in Clearstream and Euroclear will be reflected in the book-entry accounts of each such institution. Clearstream and Euroclear, as the case may be, and every other intermediate holder in the chain to the beneficial owner of book-entry interest in the GDRs, will be responsible for establishing and maintaining accounts for their participants and customers having interests in the book-entry interests in the GDRs. The Depositary will be responsible for maintaining a record of the aggregate holdings of GDRs registered in the name of The Bank of New York Depository (Nominees) Limited, where represented by a Master GDR, and/or in the name of the relevant Holders where held in definitive registered form. The Depositary will be responsible for ensuring that payments received by it from the Company for Holders holding through Clearstream and Euroclear are credited to Clearstream or Euroclear, as the case may be.

The Company will not impose any fees in respect of the GDRs; however, certain fees and expenses are payable to the Depositary in accordance with the terms and conditions of the GDRs. Holders of book-entry interests in the GDRs may incur fees normally payable in respect of the maintenance and operation of accounts in Clearstream and Euroclear.

Global Clearance and Settlement Procedures

Settlement

On completion of the combined offering, the GDRs will be in global form evidenced by the Master GDRs. Purchasers electing to hold book-entry interests in the GDRs through Clearstream and Euroclear accounts will follow the settlement procedures applicable to conventional depositary receipts. Book-entry interests in the GDRs will be credited to Clearstream and Euroclear participant securities clearance accounts on the business day following the Closing Date against payment (value Closing Date).

Secondary market trading

Trading between Clearstream and/or Euroclear participants

Secondary market sales of book-entry interests in the GDRs held through Clearstream or Euroclear to purchasers of book-entry interests in the GDRs through Clearstream or Euroclear will be conducted in accordance with the normal rules and operating procedures of Clearstream and Euroclear and will be settled using the normal procedures applicable to depositary receipts.

General

Although the foregoing sets out the procedures of Clearstream and Euroclear in order to facilitate the transfers of interests in the GDRs among participants of Euroclear and Clearstream, none of Clearstream or Euroclear are under any obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time.

None of the Company, the Depositary, the Custodian nor their respective agents will have any responsibility for the performance by Clearstream or Euroclear or their respective participants of their respective obligations under the rules and procedures governing their operations.

Shares

The Shares will settle through the facilities of the ASE. You should read "The Athens Stock Exchange and Settlement—Settlement, Clearance and the Central Securities Depositary" for more information.

TAXATION

The following summary describes certain of the tax consequences of the purchase, ownership and disposition of shares and GDRs. It is not a complete description of all the possible tax consequences of such purchase, ownership or disposition. This summary is based on the laws as in force and as applied in practice on the date of this offering circular and is subject to changes to those laws and practices subsequent to the date of this offering circular. You should consult your own advisers as to the tax consequences of the acquisition, ownership and disposal of shares and GDRs in light of your particular circumstances, including the effect of any other national laws.

Greek taxation

The following is a summary of certain Greek tax considerations which may be relevant to the acquisition, ownership and disposition of shares and GDRs. The summary does not purport to be nor should it be relied upon as a comprehensive description or analysis of all the tax considerations which may be relevant to a decision to acquire shares.

The summary is based on tax laws and regulations in effect in Greece on the date hereof, which are subject to change without notice. Prospective purchasers or holders of shares and GDRs should consult their own tax advisers as to the Greek or other tax consequences arising from the acquisition, ownership and disposition of shares, having regard to their particular circumstances.

Taxation of the Company

The net income of *société anonymes* having registered shares listed on the ASE is taxed at a flat rate of 35%.

Taxation of Dividends

No withholding taxes are imposed by Greece on the payment of dividends on the shares or GDRs.

Taxation of Capital Gains

Under Article 38 of Law 2238/1994, as now in force, capital gains resulting from the sale of shares by Greek enterprises maintaining double entry accounting records will not be subject to income tax, provided that such gains are maintained in a special reserve account in the accounting records. In the case of distribution or dissolution of the enterprise, these gains will be added to income and will be taxed accordingly.

Capital gains from the sale of shares earned by natural persons without obligation to maintain double entry accounting records (Greek or foreign residents) and enterprises domiciled in Greece without obligation to maintain double entry accounting records are exempt from taxation without the need to comply with any requirements.

By virtue of Article 27 of Law 2703/1999 capital gains from the sale of securities listed on stock exchanges outside Greece, including the GDRs, earned by Greek tax residents (natural persons or legal entities) are also exempt from taxation.

Capital gains of U.S. Holders and UK Holders that are not Greek residents on the sale or other disposition of shares or GDRs will not be subject to income taxation in Greece.

Stamp Duty and Transfer Taxes

The issuance and transfer of shares and GDRs as well as the payment of dividends therefrom is exempt from stamp duty in Greece.

A transfer tax is imposed on transfers of ASE-listed securities at the rate of 0.3% of the purchase price. The tax is borne by the seller and is charged by the CSD to brokerage firms, who then in turn charge their clients. In the case of a transfer of registered shares, a levy (payable by each of the buyer and

the seller) of approximately 0.04% of the value of the transaction is applied by the CSD. In addition, a commission is paid to the brokers in the case of purchase or sale of listed shares.

Inheritance of Succession Taxes

Inheritance of succession taxes are payable in Greece on shares of Greek-domiciled companies on a progressive system which depend on the degree of the relationship between the deceased and the beneficiary. The taxable basis for stock exchange-listed shares is prescribed in the Legislative Decree 118/1973, as amended and currently in force.

Gift Tax (Donation Taxes)

A similar system of progressive taxation applies to the donation of listed shares.

Potential purchasers should consult their own tax advisors concerning the overall Greek tax (including Greek capital gains, inheritance or succession, and gift tax) consequences of the purchase, ownership and disposition of shares.

United States federal income taxation

The following summary describes certain U.S. federal income tax consequences that may be relevant with respect to the acquisition, ownership and disposition of our shares ("the Shares"), or GDRs. This summary addresses only U.S. federal income tax considerations of holders that will hold the Shares and/or GDRs as capital assets. It does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase the Shares and/or GDRs. In particular, this summary does not address tax considerations applicable to holders that may be subject to special tax rules including, without limitation, the following: (a) financial institutions; (b) insurance companies; (c) dealers or traders in securities or currencies; (d) tax-exempt entities; (e) persons that will hold Shares or GDRs as part of a "hedging" or "conversion" transaction or as a position in a "straddle" for U.S. federal income tax purposes; (f) persons that have a "functional currency" other than the U.S. dollar; and (g) persons that own (or are deemed to own) 10% or more (by voting power) of our stock. Further, this summary does not address alternative minimum tax consequences.

This summary is based on the Internal Revenue Code of 1986, as amended, U.S. Treasury Regulations and judicial and administrative interpretations thereof, and the Convention Between the United States of America and the Kingdom of Greece for the Avoidance of Double Taxation and the Prevention of Financial Evasion with Respect to Taxes on Income, in each case as in effect and available on the date of this offering circular. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The U.S. Treasury Department has expressed concern that depositaries for depositary receipts, or other intermediaries between the holders of shares of an issuer and the issuer, may be taking actions that are inconsistent with the claiming of U.S. foreign tax credits by U.S. holders of such receipts or shares. Accordingly, the analysis regarding the availability of a U.S. foreign tax credit for Greek taxes and sourcing rules described below could be affected by future actions taken by the U.S. Treasury Department.

Each prospective investor should consult its own tax advisor with respect to the U.S. federal, estate, state, local, gift and other tax consequences of acquiring, owning and disposing of Shares or GDRs. U.S. Holders should also review the discussion under "Taxation—Greek Taxation" for the Greek tax consequences to a U.S. Holder of the ownership of Shares or GDRs.

For purposes of this summary a "U.S. Holder" is a beneficial owner of Shares or GDRs that is, for U.S. federal income tax purposes: (a) a citizen or resident of the United States; (b) a corporation or other entity treated as a corporation for U.S. tax purposes created or organised in or under the laws of the United States or any state thereof (including the District of Columbia); (c) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (d) a trust if (i) a court within the United States is able to exercise primary supervision over its administration and (ii) one or more U.S. persons have the authority to control all of the substantial decisions of such trust. If a

partnership holds Shares or GDRs, the consequences to a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partner of a partnership holding Shares or GDRs should consult its tax advisor. A "Non-U.S. Holder" is a beneficial owner of shares that is not a U.S. Holder.

Distributions

Subject to the discussion "Taxation—Passive Foreign Investment Company Considerations", the gross amount of any distributions that is actually or constructively received by a U.S. Holder with respect to Shares and/or GDRs will be a dividend includible in gross income of a U.S. Holder as ordinary income to the extent of our current and accumulated earnings and profits as determined under U.S. federal income tax principles. Dividends paid on Shares or GDRs generally will constitute income from sources outside the United States and will not be eligible for the "dividends received" deduction.

A distribution to a U.S. Holder in excess of our current and accumulated earnings and profits will be treated first as a non-taxable return of capital to the extent of such U.S. Holder's adjusted tax basis in its Shares or GDRs, and any distribution in excess of such basis will constitute capital gain, and will be long-term capital gain (taxable at a reduced rate for individual holders) if the Shares and/or GDRs were held for more than one year. A further reduced tax rate may apply to capital gains on Shares or GDRs held by individual holders for more than five years.

We do not maintain our calculations of our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will generally be treated as a dividend. The amount of any distribution of property other than cash will be the fair market value of the property on the date of the distribution.

The gross amount of any distribution paid in euros (or other foreign currency) will be included in the gross income of a U.S. Holder in an amount equal to the U.S. dollar value of the euros (or other foreign currency) calculated by reference to the exchange rate in effect on the date received by the Depositary (in the case of GDRs) or by the U.S. Holder (in the case of Shares), regardless of whether the euros (or other foreign currency) are converted into U.S. dollars. If the euros (or other foreign currency) are converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognise foreign currency gain or loss in respect of the dividend. If the euros (or other foreign currency) received as a dividend are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the euros (or other foreign currency) equal to its U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the euros (or other foreign currency) will be treated as ordinary income or loss, and will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Subject to the discussion under "Taxation — Backup Withholding and Information Reporting", a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on dividends received on Shares or GDRs unless that income is effectively connected with the conduct by that Non-U.S. Holder of a trade or business within the United States.

Sale or Other Disposition of the Shares or GDRs

Subject to the PFIC rules discussed below, a U.S. Holder will generally recognise a gain or loss for U.S. federal income tax purposes upon the sale or exchange of Shares or GDRs in an amount equal to the difference between the U.S. dollar value of the amount realised from such sale or exchange and the U.S. Holder's tax basis in such Shares or GDRs. Such gain or loss will be a capital gain or loss and will be long-term capital gain (taxable at a reduced rate for individuals) if the Shares or GDRs were held for more than one year. A further reduced tax rate may apply to capital gain on Shares or GDRs held by individual holders for more than five years. Any such gain or loss would generally be treated as from sources within the United States. The deductibility of capital losses is subject to significant limitations.

A U.S. Holder that receives euros on the sale or other disposition of Shares or GDRs will realise an amount equal to the U.S. dollar value of the euros on the date of sale (or in the case of cash basis and electing accrual basis taxpayers, the U.S. dollar value of the euro on settlement date). If a U.S.

Holder receives euros upon a sale or exchange of Shares or GDRs, gain or loss, if any, recognised on the subsequent sale, conversion or disposition of such euros will be ordinary income or loss, and will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. However, if such euros are converted into U.S. dollars on the date received by the U.S. Holder, a cash basis or electing accrual U.S. Holder should not recognise any gain or loss on such conversion.

Subject to the discussion under "Taxation—Backup Withholding and Information Reporting", a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on any gain realised on the sale or exchange of Shares or GDRs unless: (a) that gain is effectively connected with the conduct by that Non-U.S. Holder of a trade or business in the United States, or (b) in the case of any gain realised by an individual Non-U.S. Holder, that holder is present in the United States for 183 days or more in the taxable year of the sale or exchange and certain other conditions are met.

Passive Foreign Investment Company Considerations

We believe that we are not, and we do not expect to become, a passive foreign investment company ("PFIC"), for U.S. federal income tax purposes. Our possible status as a PFIC must be determined annually and therefore may be subject to change. If we were a PFIC in any year, special, possibly materially adverse, consequences would (as discussed below) result for U.S. Holders.

A corporation organised outside the United States generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which either: (a) at least 75% of its gross income is "passive income", or (b) on average at least 50% of the gross value of its assets is attributable to assets that produce "passive income" or are held for the production of passive income. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions. In determining whether it is a PFIC a foreign corporation is required to take into account a pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest.

If we are a PFIC in any year during which a U.S. Holder owns Shares or GDRs, the U.S. Holder will be subject to additional taxes on any excess distributions received from us and any gain realised from the sale or other disposition of the Shares or GDRs (whether or not we continue to be a PFIC). A U.S. Holder has an excess distribution to the extent that distributions on the Shares or GDRs during a taxable year exceed 125% of the average amount received during the three preceding taxable years (or, if shorter, the U.S. Holder's holding period). To compute the tax on the excess distributions or any gain, (a) the excess distribution or the gain is allocated ratably over the U.S. Holder's holding period, (b) the amount allocated to the current taxable year and any year before we became a PFIC is taxed as ordinary income in the current year, and (c) the amount allocated to other taxable years is taxed at the highest applicable marginal rate in effect for each year and an interest charge is imposed to recover the deemed benefit from the deferred payment of the tax attributable to each year.

Some of the rules with respect to distributions and dispositions described above may be avoided if a U.S. Holder makes a valid "mark-to-market" election (in which case, subject to certain limitations, the U.S. Holder would essentially be required to take into account the difference, if any, between the fair market value and the adjusted tax basis of its Shares and/or GDRs at the end of a taxable year as ordinary income (or, subject to certain limitations, ordinary loss), in calculating its income for such year). In addition, gains from an actual sale or other disposition of Shares or GDRs will be treated as ordinary income, and any losses will be treated as ordinary losses to the extent of any "mark-to-market" gains for prior years. A "mark-to-market" election is only available to U.S. Holders in any tax year that the PFIC stock is considered "regularly traded" on a "qualified exchange" within the meaning of applicable U.S. Treasury regulations. PFIC stock is "regularly traded" if, among other requirements, it is traded on at least 15 days during each calendar quarter. The London Stock Exchange, will constitute a qualified Exchange and the Athens Stock Exchange may constitute a qualified exchange if it meets certain trading, listing, financial disclosure and other requirements set forth in the Treasury regulations.

Some of the above rules may also be avoided if a U.S. Holder is eligible for and timely makes a valid "QEF election" (in which case the U.S. Holder generally would be required to include in income on a

current basis its pro rata share of the ordinary income and net capital gains of the company). In order to be able to make the QEF election, we would be required to provide a U.S. Holder with certain information. We may decide not to provide the required information.

Prospective purchasers are urged to consult their own tax advisors regarding the consequences of an investment in a PFIC.

Backup Withholding and Information Reporting

Backup withholding and information reporting requirements may apply to certain payments to U.S. Holders of dividends on Shares or GDRs and to the proceeds of a sale or redemption of a Share or GDR. We, our agent, a broker, or any paying agent, as the case may be, may be required to withhold tax from any payment that is subject to backup withholding at a maximum rate of 30.5% (which rate is scheduled to change as a result of recent U.S. legislation) of such payment if the U.S. Holder fails (a) to furnish the U.S. Holder's taxpayer identification number, (b) to certify that such U.S. Holder is not subject to backup withholding or (c) to otherwise comply with the applicable requirements of the backup withholding rules. Certain U.S. Holders (including, among others, corporations) are not subject to the backup withholding and information reporting requirements. Non- U.S. Holders who hold their Shares or GDRs through a U.S. broker or agent or through the U.S. office of a non-U.S. broker or agent may be required to comply with applicable certification procedures to establish that they are not U.S. Holders in order to avoid the application of such information reporting requirements and backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a U.S. Holder generally may be claimed as a credit against such U.S. Holder's U.S. federal income tax liability provided that the required information is furnished to the U.S. Internal Revenue Service.

U.S. Holders should consult their own tax advisers as to their qualification for exemption from backup withholding and the procedure for obtaining this exemption.

United Kingdom taxation

The comments below are of a general nature and are based on current United Kingdom law and published Inland Revenue practice as at the date of this offering circular. The summary only covers the principal UK tax consequences for the absolute beneficial owners of shares and GDRs (a) who are resident or ordinarily resident in the UK for tax purposes or who are carrying on a trade or business in the UK through a branch or agency to which the holding of the shares or GDRs (as the case may be) are attributable, (b) who are not resident in Greece and (c) who do not have a permanent establishment or fixed base in Greece with which the holding of the shares or GDRs is connected ("UK Holders"). In addition, this summary (1) only addresses the tax consequences for UK Holders who hold the shares or GDRs as capital assets, and does not address the tax consequences which may be relevant to certain other categories of UK Holders, for example, dealers and (2) assumes that the UK Holder is not a company which either directly or indirectly controls 10% or more of the voting power of the Company and (3) assumes that there will be no register in the UK in respect of the shares or GDRs and neither the shares or GDRs will be held by a depositary in the UK and (4) assumes that neither the shares or GDRs will be paired with shares issued by a company incorporated in the UK.

The following is intended only as a general guide and is not intended to be, nor should it be considered to be, legal or tax advice to any particular UK Holder. Potential investors should satisfy themselves as to the overall tax consequences, including, specifically, the consequences under UK law and Inland Revenue practice, of acquisition, ownership and disposition of the shares or GDRs in their own particular circumstances, by consulting their own tax advisers.

Taxation of Dividends

A UK Holder, who is an individual, will generally be subject to UK income tax on the dividends paid by the Company. A UK Holder will be treated as having paid income tax at a rate of 10% of the aggregate of the net cash dividend received and the amount corresponding to the 10% income tax liability (the "gross dividend"), with the effect that UK Holders who are liable to income tax at the starting rate or basic rate will not be required to pay any additional amount in respect of income tax on the net cash

dividend received and UK Holders who are liable to income tax at the higher rate will be required to pay additional income tax at the rate of 22.5% of the gross dividend (which is equal to 25% of the net cash dividend received). If any Greek withholding tax is withheld from the payment of a dividend (and not recoverable from the Greek authorities) it will generally be available as a credit against the income tax payable by the UK Holder in respect of the dividend. However, credit will only be given for Greek withholding tax to the extent that it does not exceed the amount of UK income tax that would have been payable on the dividends absent any Greek withholding tax. You should also read "Greek Taxation—Taxation of Dividends".

A UK Holder, which is a UK resident company, will generally be subject to UK corporation tax at 30% on the gross amount of any dividends paid by the Company. If any Greek withholding tax is withheld from the payment of a dividend (and not recoverable from the Greek authorities) it will generally be available as a credit against the corporation tax payable by the UK Holder in respect of the dividend. A credit for Greek withholding tax will generally be limited to the amount of United Kingdom corporation tax payable by a UK Holder in respect of the dividends. You should also read "Greek Taxation—Taxation of Dividends".

Holders of the shares or GDRs who are individuals may wish to note that the Inland Revenue will have the power to obtain information (including the name and address of the beneficial owner of the dividend) from any person in the UK who, after 5th April, 2002, either pays a dividend to or receives a dividend for the benefit of an individual. However, Inland Revenue published practice indicates that the Inland Revenue will not exercise its power to obtain such information in relation to dividends paid or received on or before 5th April, 2003. Such information may, in certain circumstances, be exchanged by the Inland Revenue with the tax authorities of other jurisdictions.

Taxation of Capital Gains

The disposal or deemed disposal of the shares or GDRs by a UK Holder who is resident or ordinarily resident in the UK may give rise to a chargeable gain or an allowable loss for the purposes of UK taxation of capital gains.

As regards a UK Holder who is an individual, the principal factors that will determine the extent to which such gain will be subject to capital gains tax ("CGT") are the extent to which the UK Holder realises any other capital gains in that year, the extent to which the UK Holder has incurred capital losses in that or any earlier year, the level of the annual allowance of tax-free gains in the tax year in which the disposal takes place (the "annual exemption") and the level of available taper relief.

Taper relief will reduce the proportion of any gain realised on the disposal of the shares or GDRs that is brought into the charge to CGT if (in the case of non-business assets) the shares or GDRs are held by the UK Holders for at least three years. A reduction of 5% of the gain is made for each whole year for which the shares or GDRs have been held in excess of two years. In the case of non-business assets, the maximum reduction available is 40% after ten complete years of holding.

The annual exemption for individuals is to be £7,500 for the 2001/2002 tax year and, under current legislation, this exemption is, unless Parliament decides otherwise, increased annually in line with the rate of increase in the retail price index. UK Holders should be aware that the UK Parliament is entitled to withdraw this link between the level of the annual exemption and the retail prices index or even to reduce the level of the annual exemption for future tax years below its current level.

A UK Holder which is a UK resident company, is entitled to an indexation allowance which applies to reduce capital gains to the extent that they arise due to inflation. Indexation allowance may reduce a chargeable gain but not create any allowable loss.

Stamp Duty and Stamp Duty Reserve Tax

No UK stamp duty will be payable on a transfer of the shares or GDRs provided that any instrument of transfer is not executed in the UK and does not relate to any property situate or to any matter or thing done or to be done in the UK.

No UK stamp duty reserve tax will be payable on an agreement to transfer shares or GDRs.

UNDERWRITING

The combined offering consists of an international offering, a Greek offering and an employee offering. The international offering includes an offering of shares, directly or in the form of GDRs, by the international managers to institutional investors outside the United States in compliance with Regulation S under the Securities Act, and in the United States to QIBs, as defined in and in reliance on Rule 144A under the Securities Act, through their respective selling agents. ABN AMRO Rothschild, Alpha Finance, Goldman Sachs International and National Bank of Greece S.A. are acting as the joint global coordinators of the combined offering and ABN AMRO Rothschild and Goldman Sachs International are acting as the joint lead managers and bookrunners on behalf of the international managers named below in the international offering. The Greek offering consists of an offering to the public and to institutional investors in Greece. In addition, shares are concurrently being offered to our employees by the Hellenic Republic through a private placement.

The international managers named below have agreed pursuant to an underwriting agreement dated •, 2001 (the "Underwriting Agreement") with the Company and the Hellenic Republic, as selling shareholder, subject to the fulfillment of certain conditions, severally either to procure subscribers or purchasers, or subscribe for or purchase, as the case may be, the respective number of shares set forth opposite its name below, at a price of € • per share and € • per GDR. The Company and the Hellenic Republic have agreed to pay to the international managers a combined management and underwriting commission of € • per share and € • per GDR with a further selling concession of € • per share and € • per GDR.

The obligations of the international managers under the Underwriting Agreement are subject to the fulfillment of certain conditions precedent set out in a Greek underwriting agreement entered into by ABN AMRO Rothschild, Alpha Finance, National Bank of Greece S.A., the Company and the Hellenic Republic to be dated • 2001.

International Managers	Number of shares
ABN AMRO Rothschild	•
Goldman Sachs International	•
Alpha Finance	•
Banca IMI S.p.A.	•
Deutsche Bank AG London	•
National Bank of Greece S.A. (London Branch)	•
Total	•

In addition, the Company and the Hellenic Republic have agreed to reimburse the international managers for certain of their expenses in connection with the sale of the shares and GDRs and to indemnify the international managers against certain liabilities, including liabilities under the Securities Act. The Underwriting Agreement provides that the obligations of the international managers are subject to certain conditions precedent and entitles the international managers to terminate it in certain circumstances prior to full payment to the Company or, as the case may be, the Hellenic Republic.

The closing of the combined offering is conditional, *inter alia*, upon the admission of the GDRs to official list of the UKLA and to trading on the LSE's market for listed securities. The offering price of the shares and GDRs in the combined offering has been determined by negotiation between the Hellenic Republic and the joint global coordinators and may bear no relationship to the market price of the shares and GDRs subsequent to the combined offering.

The Company and the Hellenic Republic have agreed in the Underwriting Agreement that during the period of 180 days from the date of this Offering Circular they will not directly or indirectly offer, sell, contract to sell or issue or otherwise dispose of any shares of the same class or series as the shares or GDRs including but not limited to any securities that are convertible into or exchangeable for, or that represent the right to receive shares or GDRs or any such substantially similar securities, or purchase or sell any option or other guarantee or enter into any swap, hedge or other agreement that would have similar economic consequences to the foregoing, in each case without the prior written consent of the joint global coordinators.

Certain of the managers have from time to time performed services for us and the Hellenic Republic and have normal banking relationships with us and the Hellenic Republic in the ordinary course of their business.

Selling Restrictions

General

No action has been or will be taken in any jurisdiction that would permit a public offering of the shares or GDRs, or the possession, circulation or distribution of this offering circular or any other material relating to the Company or the shares or the GDRs, in any jurisdiction where action for the purpose is required. Accordingly, the shares and GDRs may not be offered or sold, directly or indirectly, and neither this offering circular nor any other offering material or advertisements in connection with the shares or GDRs may be distributed or published, in or from any country or jurisdiction, except in compliance with any applicable rules and regulations of any such country or jurisdiction.

United States

The shares and GDRs have not been and will not be registered under the Securities Act, and may not be offered or sold within the United States or to, or for the benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the Securities Act. Terms used in this section have the meaning given to them by Regulation S.

The shares and GDRs are being offered and sold outside the United States in reliance on Regulation S. Accordingly, each international manager has represented and agreed that it will not offer or sell the shares or GDRs as part of its allocation at any time other than outside the United States in accordance with Rule 903 of Regulation S or to QIBs in the United States through their U.S. broker-dealer affiliates in accordance with Rule 144A.

In addition, until 40 days after the commencement of the combined offering, an offer or sale of shares or GDRs within the U.S. by a dealer that is not participating in the combined offering may violate the registration requirements of the Securities Act if such offer or sale is made otherwise than in accordance with Rule 144A under the Securities Act or pursuant to another exemption from registration under the Securities Act.

United Kingdom

Each international manager represents and agrees that: it has not offered or sold and will not offer or sell any GDRs to persons in the United Kingdom prior to admission of the GDRs to listing in accordance with Part VI of the UK Financial Services and Markets Act 2000 (the "FSMA"), except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 or the FSMA; it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers at Securities Regulations 1995; it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale of any shares or GDRs in circumstances in which section 21(1) of the FSMA does not apply to the Company; and it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares or GDRs in, from or otherwise involving the United Kingdom.

Greece

This offering circular has not been submitted to the approval procedure of the CMC Commission or the ASE, pursuant to Law 876/79 and Presidential Decree 52/92, respectively, and accordingly may not be used in connection with any offer to purchase or sell any shares or GDRs or as part of any form of general solicitation or advertising in circumstances that would constitute an offer to the public in Greece.

Canada

Each international manager, severally and not jointly (a) acknowledges that the distribution of shares or GDRs in Canada is being made only on a basis exempt from the requirement that the Company prepares and files a prospectus with the securities regulatory authorities in each province or territory where trades of shares or GDRs are effected; (b) represents and warrants that it has complied with, or is exempt from, the dealer registration requirements of the securities regulatory authorities in each province or territory where trades of shares or GDRs are effected; (c) represents, warrants and agrees with the Company that any offer or sale of the shares or GDRs in Canada by it has been and will be made in accordance with applicable securities laws in each relevant jurisdiction in Canada; (d) agrees with the Company to file any required reports or documents with the securities regulatory authorities in each relevant jurisdiction in Canada; and (e) agrees with the Company that the distribution of the shares or GDRs shall not be advertised in Canada.

Japan

Each international manager represents and agrees that the shares and GDRs have not been and will not be registered under the Securities and Exchange Law of Japan and are not being offered or sold and may not be offered or sold, directly or indirectly, in Japan, or to, or for the benefit of, any resident of Japan except pursuant to any exemption from the registration requirements of, and otherwise in compliance with, (a) the Securities and Exchange Law of Japan and (b) other applicable laws and regulations of Japan. As used in this paragraph, the term resident of Japan means any person resident in Japan, including any corporation or other entity organised under the laws of Japan.

Netherlands

Each international manager represents and agrees that the shares and the GDRs have been and will not be offered or sold to any individuals or legal entities in the Netherlands other than to individuals or legal entities who or which trade in securities in the conduct of their profession or trade, which includes banks, securities intermediaries, insurance companies, pension funds, other institutional investors and commercial enterprises which, as an ancillary activity, regularly invest or trade in securities.

LEGAL MATTERS

The validity of the shares will be passed upon for PPC S.A. by Kyriakides-Georgopoulos, Greek counsel to PPC S.A. and the Hellenic Republic as selling shareholder and for the international managers by Law Office E. Stratigis, Greek counsel to the international managers. The validity of the GDRs will be passed upon for PPC S.A. by Allen & Overy, United States and English counsel to PPC S.A. and the selling shareholder and for the international managers by Freshfields Bruckhaus Deringer, United States and English counsel to the international managers.

INDEPENDENT AUDITORS

Our financial statements as at and for the three years ended 31st December, 2000 and as at and for the six months ended 30th June, 2000 and 2001 included in this offering circular have been audited by Arthur Andersen, independent auditors, as stated in their report included in this offering circular.

GENERAL INFORMATION

1) We are a corporation incorporated under Greek law 2773/1999 and pursuant to Presidential Decree 333/2000 (registered number 7829/01/B/00/768) in the Hellenic Republic on 1st January, 2001.

2) Arthur Andersen of 377 Syngrou Avenue, Athens 17671 have audited our financial statements for the years ended 31st December, 1998, 1999 and 2000 and the six months ended 30th June, 2000 and 2001, included in this offering circular, which have been prepared in accordance with IAS. These consolidated financial statements are subject to qualifications by Arthur Andersen in their audit report. The Arthur Andersen report is qualified as to the sufficiency of detail of our fixed asset register, which precluded them from performing certain audit tests and the absence of provisions in our financial statements, prior to 2000, for pensions and social security liabilities. Arthur Andersen's report on the financial statements prepared in accordance with IAS is included in this offering circular.

   Arthur Andersen have given and have not withdrawn their written consent to the inclusion in this offering circular of their name, report and references to them in the form and context in which they appear and have authorised the contents of their report for the purposes of Regulation 6(1)(e) of the Financial Services and Markets Act 2000 (Official Listing of Securities) Regulations 2001.

   American Appraisal (Hellas) Limited have given and have not withdrawn their written consent to the inclusion of this offering circular of their name, report and references to them in the form and context in which they appear and have authorised the contents of their report for the purposes of Regulation 6(1)(e) of the Financial Services and Markets Act 2000 (Official Listing of Securities) Regulations 2001.

3) The following contracts have been or will be entered into by us in connection with the combined offering:

   (a) the Underwriting Agreement and the Greek underwriting agreement;

   (b) the Deposit Agreement.

4) For a period of 14 days from the date of this offering circular, copies of the following documents (together with English translations thereof where appropriate) will be available for inspection during normal business hours at the offices of Allen & Overy, One New Change, London EC4M 9QQ:

   (a) our articles of incorporation;

   (b) this offering circular;

   (c) our audited consolidated financial statements for the financial periods ended 31st December, 1998, 1999 and 2000 and 30th June, 2000 and 2001, including the report of Arthur Andersen on such financial statements;

   (d) the contracts referred to in paragraph (3) above; and

   (e) the American Appraisal valuation report referred to in American Appraisal's summary report included in this offering circular.

5) Except as disclosed in "Our Business — Legal Proceedings" on pages 93 to 95, we are not involved in any legal or arbitration proceedings, which may have, or have had during the last 12 months, a significant effect on our financial position, nor are we aware that any such proceedings are pending or threatened.

6) Except as disclosed in this offering circular, there has been no material adverse change in the financial position or prospects of the Company or its subsidiaries since 31st December, 2000, and there has been no significant change in the financial or trading position of the Company and its subsidiaries since 30th June, 2001.

7) The offer and sale of the shares and the GDRs was authorised and approved at an extraordinary general assembly of the Company held on 22nd November, 2001 and the issuance of this offering circular was approved by the board of directors at a meeting held on •, 2001. All consents, approvals, authorisations or other orders required under the prevailing laws of the Hellenic Republic have been given or obtained for the offer and sale of the shares and the GDRs.

8) Under our articles of incorporation, our objectives are, *inter alia*, the carrying on of commercial and industrial activities in the energy sector in Greece and abroad, including the carrying on of commercial and industrial activities in the electricity sector, both in Greece and abroad, the engineering and design, supervision, construction, maintenance and operation of power stations, the carrying on of commercial and industrial activities in the telecommunications sector and the participation in enterprises carrying on similar activities.

9) The combined offering commenced on • and is expected to close on •.

GLOSSARY OF SELECTED ELECTRICITY TERMS

The following explanations are not technical definitions, but they could assist investors in understanding some of the terms used in this document:

Base load	Minimum continuous demand in a power system.
Base load station	A station normally operated to meet all or part of the base load and which consequently produces electricity at an essentially constant rate. A base load station typically has relatively high capital costs and low unit operating costs.
CCGT (Combined Cycle Gas Turbine)	A type of generating unit that produces electricity through the combined operation of both gas turbines and steam turbines. Conventional boilers or other generators recover and use the heat exiting from gas turbines to run the steam turbines.
CO_2	Carbon dioxide.
Co-generation	The simultaneous generation of steam for industrial or other purposes and for electricity generation.
Distribution network	The low, medium and high voltage lines, connections and installations in the Hellenic Republic required for the distribution of electricity from the transmission system to the end customers. The distribution network includes the electricity network on the autonomous islands.
Electricity Directive	Directive 96/92 of the European Parliament and of the Council of the European Union.
Forced Outage Factor	The amount of energy that a power station did not produce during the year because of unplanned outages as a percentage of the maximum energy that the station could have produced during that year, operating continuously at installed capacity.
Generating unit	An electric generators together with the turbine or other device which drives it.
Gigawatt (GW)	1,000,000,000 watts (1,000 megawatts).
Gigawatt hour (GWh)	One gigawatt of power supplied or demanded for one hour.
Immediate availability	The amount of available energy that a power station could have produced, net of energy losses due to the power station during that year, as a percentage of the maximum energy that the station could have produced during that year, operating continuously at installed capacity.
Installed capacity	The nameplate capacity of a generating unit.
Intermediate load station	A station normally operated to meet the range of demand from base load and peak load.
Kilovolt (kV)	1,000 volts.
Kilovolt ampere (kVA)	1,000 volt amperes.
Kilowatt (kW)	1,000 watts.
Kilowatt hour (kWh)	One kilowatt of power supplied or demanded for one hour.
Km	Kilometre.
Megawatt (MW)	1,000,000 watts (1,000 kilowatts).

Megawatt hour (MWh)	One megawatt of power supplied or demanded for one hour.
Megavolt ampere (MVA)	1,000,000 volt amperes.
NOx	Nitrogen oxides.
Peak load station	A station normally operated to meet the maximum electrical demand in a stated period of time. A peak load station is characterised by quick start times and generally high operating costs but low capital costs.
SO_2	Sulphur dioxide.
Substation	Electricity installation which switches and/or changes or regulates the voltage of electricity in a transmission and distribution system.
Terawatt (TW)	1,000,000,000,000 watts.
Terawatt hour (TWh)	One terawatt of power supplied or demanded for one hour.
Total availability	The amount of available energy that a power station could have produced, net of all energy losses during the year, as a percentage of the maximum energy that the station could have produced during that year, operating continuously at installed capacity.
Transmission system	The high voltage lines, connections and installations in the Hellenic Republic and the equipment and control installations required for the uninterrupted transfer of electricity from one power station to a sub-station, from one sub-station to another sub-station or to and from any connection. The transmission system does not include the generation facilities, lines and high voltage installations forming part of the distribution network, nor the electricity network on the autonomous islands.
Volt	The basic unit of electrical potential analogous to water pressure.
Volt ampere	The basic unit of apparent electrical power.
Watt	The basic unit of active electrical power.

INDEX TO FINANCIAL STATEMENTS

PUBLIC POWER CORPORATION S.A. AND SUBSIDIARIES

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT

To:
Public Power Corporation S.A.

We have audited the accompanying consolidated balance sheets of Public Power Corporation S.A. (a Greek Corporation) and its subsidiaries (the "Company") as at December 31, 1998, 1999 and 2000 and June 30, 2000 and 2001 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the years ended December 31, 1998, 1999 and 2000 and the six month periods ended June 30, 2000 and 2001 (expressed in millions of Greek Drachmae). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. An audit also includes an assessment of the accounting principles used and significant judgements and estimates made by management, as well as an evaluation of the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As further explained in Note 19 to the accompanying financial statements, under Law 2773/99, enacted on December 22, 1999, the Greek State assumed all the Company's pension, medical and other employee benefit liabilities. Prior to that date, because of uncertainties regarding the Company's legal obligations in respect of such benefits towards its employees and pensioners, the Company was unable to quantify the related amounts and, accordingly, was accounting for such costs on a cash basis. As a result, (a) the accompanying balance sheet as at December 31, 1998 does not include, on an actuarially determined basis in accordance with International Accounting Standards, the above liabilities (b) the statements of operations for the years 1998 and 1999 do not include, on the above actuarial basis, the related costs and (c) the statement of operations for 1999 does not include the relief that was granted, on December 22, 1999, when the Greek State assumed the above liabilities.

As further explained in Note 12 to the accompanying financial statements, the Company does not maintain a sufficiently detailed fixed asset register and, as a result, we could not verify the related accounts to a physical count, on a test basis, of the respective fixed assets.

In our opinion, except for the effect on the balance sheet as at December 31, 1998 and on the statements of operations for the years ended December 31, 1998 and 1999, of not accounting for the pension and other liabilities discussed in the third paragraph above, and such adjustments, if any, as might have been disclosed had we been able to perform the audit tests and procedures necessary as discussed in the preceding paragraph, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Public Power Corporation S.A. and its subsidiaries as at December 31, 1998, 1999 and 2000 and as at June 30, 2000 and 2001 and the results of their operations and their cash flows for the years ended December 31, 1998, 1999 and 2000 and the six month periods ended June 30, 2000 and 2001, in accordance with International Accounting Standards.

ARTHUR ANDERSEN

Athens, Greece
October 26, 2001

PUBLIC POWER CORPORATION S.A. AND SUBSIDIARIES

:ONSOLIDATED BALANCE SHEETS
ECEMBER 31, 1998, 1999, 2000 AND JUNE 30, 2000 AND 2001
:xpressed in millions of Greek Drachmae)

	Note	December 31,				June 30,		
		1998* GRD	1999 GRD	2000 GRD	*2000 Euro*	2000 GRD	2001 GRD	*2001 Euro*
					in millions			*in millions*
SSETS								
urrent Assets:								
Cash and cash equivalents	6	19,524	25,493	4,754	*14*	39,360	121,514	*357*
Marketable and other securities	7	16,225	19,934	20,603	*60*	20,752	24,083	*70*
Trade receivables, net	8	163,736	166,780	170,803	*501*	165,962	171,691	*504*
Other receivables, net	9	69,824	71,331	30,362	*89*	41,201	34,550	*101*
Materials, spare parts and supplies, net	10	166,735	196,769	193,778	*569*	200,826	195,814	*575*
PPC Personnel Insurance Organisation	19	0	0	92,878	*273*	51,606	35,879	*105*
Other current assets	11	6,934	10,518	17,583	*52*	8,199	5,516	*16*
Total current assets		442,978	490,825	530,761	*1,558*	527,906	589,047	*1,728*
on-Current Assets:								
Property, plant and equipment, net	12	1,659,898	1,787,487	1,970,723	*5,783*	1,864,122	2,046,079	*6,005*
Intangible assets, net	13	480	454	1,264	*4*	303	1,057	*3*
Deferred tax assets	16	27,760	30,554	32,357	*95*	34,149	39,298	*115*
Other non-current assets	14	33,388	30,035	22,288	*65*	20,964	14,543	*43*
Total non-current assets		1,721,526	1,848,530	2,026,632	*5,947*	1,919,538	2,100,977	*6,166*
Total assets		2,164,504	2,339,355	2,557,393	*7,505*	2,447,444	2,690,024	*7,894*
IABILITIES AND EQUITY								
urrent Liabilities:								
Trade and other payables	15	147,119	153,585	187,855	*551*	181,160	177,608	*521*
Income tax payable	16	0	6,359	7,725	*23*	13,832	21,732	*64*
Accrued and other current liabilities	17	24,777	32,006	34,905	*102*	30,468	40,101	*118*
Short-term borrowings	20	35,355	21,997	10,144	*30*	18,568	7,430	*22*
Current portion of long-term debt	21	268,675	248,365	198,820	*583*	173,356	190,895	*560*
Total current liabilities		475,926	462,312	439,449	*1,289*	417,384	437,766	*1,285*
on-Current Liabilities:								
Long-term debt, net of current portion	21	1,184,759	1,320,589	1,537,453	*4,512*	1,449,714	1,607,711	*4,718*
Provisions	18	51,468	55,995	60,709	*178*	59,298	61,739	*181*
Deferred income tax liability	16	27,469	30,855	34,593	*102*	31,461	36,309	*107*
Deferred subsidies & customers' contributions	23	300,942	319,434	330,961	*971*	326,046	348,497	*1,023*
Other non-current liabilities	24	111,202	115,458	113,374	*333*	107,417	137,147	*402*
Total non-current liabilities		1,675,840	1,842,331	2,077,090	*6,096*	1,973,936	2,191,403	*6,431*
quity:								
Share capital	25	0	0	220,000	*646*	0	220,000	*646*
State contributions	25	38,797	38,797	0	*0*	38,797	0	*0*
Reversal of fixed assets' statutory revaluation surplus, included in share capital	12	0	0	(181,203)	*(532)*	0	(181,203)	*(532)*
Reserves	26	66,030	80,401	77,467	*227*	77,605	76,773	*225*
Accumulated Deficit		(92,089)	(84,486)	(75,410)	*(221)*	(60,278)	(54,715)	*(161)*
Total equity	36	12,738	34,712	40,854	*120*	56,124	60,855	*178*
Total liabilities and equity		2,164,504	2,339,355	2,557,393	*7,505*	2,447,444	2,690,024	*7,894*

The balance sheet as at December 31, 1998 does not reflect a substantial liability to employees and ensioners. This liability was assumed by the Greek State in accordance with the provisions of Law 773/99 enacted on December 22, 1999 (see note 19).

:xchange rate used for the convenience translation of the December 31, 2000 and June 30, 2001 balances: ;RD 340.75 to € 1.00

'he accompanying notes are an integral part of these balance sheets.

PUBLIC POWER CORPORATION S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000
AND FOR THE SIX MONTHS ENDED JUNE 30, 2000 AND 2001
(Expressed in millions of Greek Drachmae—except per share data)

		December 31,				June 30,		
	Note	1998* GRD	1999* GRD	2000 GRD	*2000 Euro*	2000 GRD	2001 GRD	*2001 Euro*
					in millions			*in millions*
REVENUES:								
Revenue from energy sales		839,980	897,054	966,285	*2,836*	472,087	496,240	*1,456*
Other		8,862	9,192	11,042	*32*	5,309	5,643	*17*
	30	848,842	906,246	977,327	*2,868*	477,396	501,883	*1,473*
EXPENSES:								
Payroll cost	31	217,287	231,837	233,396	*685*	118,259	122,642	*360*
Pension deficit	19	43,056	45,751	—	—	—	—	—
Fossil fuel		128,463	130,209	138,696	*407*	68,072	66,100	*194*
Liquid fuel		103,791	109,532	165,479	*486*	67,179	68,305	*200*
Natural gas		18,171	38,135	93,610	*275*	38,439	53,499	*157*
Depreciation & amortisation	32	53,499	60,629	73,041	*214*	30,757	38,795	*114*
Impairment loss	4(h)	0	0	14,774	*43*	0	0	*0*
Utilities and maintenance		19,210	24,121	27,015	*79*	12,458	10,758	*31*
Materials and consumables		19,460	22,381	23,900	*70*	13,238	12,808	*38*
Energy purchases		15,878	5,854	10,673	*31*	3,034	14,297	*42*
Third party fees		3,467	4,382	6,167	*18*	2,111	3,352	*10*
Taxes and duties		4,609	4,976	5,239	*15*	2,684	3,632	*11*
Provision for risks		1,995	4,372	2,518	*7*	1,202	911	*3*
Provision for slow-moving materials		1,189	1,216	2,400	*7*	1,335	1,828	*5*
Provision for doubtful accounts		2,656	4,877	2,842	*8*	1,281	1,409	*4*
Other expenses	33	14,838	14,780	24,439	*72*	16,300	6,883	*20*
COST OF ENERGY SOLD		647,569	703,052	824,189	*2,418*	376,349	405,219	*1,189*
PROFIT FROM OPERATIONS		201,273	203,194	153,138	*450*	101,047	96,664	*284*
Financial expenses	34	(167,004)	(131,871)	(114,833)	*(337)*	(56,461)	(48,240)	*(142)*
Financial income		12,915	15,362	11,427	*34*	5,707	2,950	*9*
Foreign currency gains (losses), net		(51,350)	(68,593)	(32,596)	*(96)*	(23,408)	(4,311)	*(13)*
Other income (expense), net	35	9,238	12,714	5,235	*15*	5,489	2,177	*6*
PROFIT (LOSS) BEFORE TAX		5,072	30,806	22,371	*66*	32,374	49,240	*145*
Provision for income taxes	16	(6,070)	(9,035)	(13,901)	*(41)*	(8,842)	(13,707)	*(40)*
PROFIT (LOSS) AFTER TAX		(998)	21,771	8,470	*25*	23,532	35,533	*104*
Earnings (loss) per share, basic and diluted		(4.54)	98.96	38.50	*0.11*	106.96	161.51	*0.47*
Weighted average number of shares		220,000,000	220,000,000	220,000,000	*220,000,000*	220,000,000	220,000,000	*220,000,000*

***The statements of operations for the years ended December 31, 1998 and 1999 do not reflect a provision for a substantial liability to employees and pensioners. This liability was assumed by the Greek State in accordance with the provisions of Law 2773/99 enacted on December 22, 1999 (see note 19).**

Exchange rate used for the convenience translation of the December 31, 2000 and June 30, 2001 balances: GRD 340.75 to € 1.00

The accompanying notes are an integral part of these statements.

PUBLIC POWER CORPORATION S.A. AND SUBSIDIARIES

ONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
OR THE YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000
ND THE SIX MONTHS ENDED JUNE 30, 2001
xpressed in millions of Greek Drachmae)

			Reserves				
	Share Capital	Reversal of Revaluation Gains	Marketable Securities Valuation Surplus	Tax Free and Other Reserves	Total	Accumulated Deficit	Grand Total
alance, December 31, 1997	38,797	—	2,842	49,967	52,809	(81,040)	10,566
Net loss for the year	—	—	—	—	0	(998)	(998)
Dividends declared	—	—	—	—	0	(931)	(931)
Transfer to reserves	—	—	—	9,188	9,188	(9,188)	0
Transfer to taxes payable	—	—	—	(1,260)	(1,260)	—	(1,260)
Valuation of marketable securities	—	—	5,367	—	5,367	—	5,367
Other movements	—	—	—	(74)	(74)	68	(6)
alance, December 31, 1998	38,797	—	8,209	57,821	66,030	(92,089)	12,738
Net income for the year	—	—	—	—	—	21,771	21,771
Dividends declared	—	—	—	—	—	(1,730)	(1,730)
Transfer to reserves	—	—	—	12,469	12,469	(12,469)	0
Valuation of marketable securities	—	—	1,970	—	1,970	—	1,970
Other movements	—	—	—	(68)	(68)	31	(37)
alance, December 31, 1999	38,797	—	10,179	70,222	80,401	(84,486)	34,712
Net income for the year	—	—	—	—	—	8,470	8,470
Establishment of share capital	181,203	(181,203)	—	—	0	—	0
Valuation of marketable securities	—	—	(2,354)	—	(2,354)	—	(2,354)
Other movements	—	—	—	(580)	(580)	606	26
alance, December 31, 2000	220,000	(181,203)	7,825	69,642	77,467	(75,410)	40,854
IAS 39 transition adjustment on valuation of swap agreements	—	—	—	—	—	(14,838)	(14,838)
Net income for the period	—	—	—	—	—	35,533	35,533
Valuation of marketable securities	—	—	(694)	—	(694)	—	(694)
alance, June 30, 2001	220,000	(181,203)	7,131	69,642	76,773	(54,715)	60,855

he accompanying notes are an integral part of these statements.

PUBLIC POWER CORPORATION S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2000
(Expressed in millions of Greek Drachmae)

			Reserves				
	Share Capital	Reversal of Revaluation Gains	Marketable Securities Valuation Surplus	Tax Free and Other Reserves	Total	Accumulated Deficit	Grand Total
Balance, December 31, 1999	38,797	—	10,179	70,222	80,401	(84,486)	34,712
Net income for the period	—	—	—	—	0	23,532	23,532
Valuation of marketable securities	—	—	(2,216)	—	(2,216)	—	(2,216)
Other movements	—	—	—	(580)	(580)	676	96
Balance, June 30, 2000	38,797	—	7,963	69,642	77,605	(60,278)	56,124

The accompanying notes are an integral part of this statement.

'UBLIC POWER CORPORATION S.A.

ONSOLIDATED STATEMENTS OF CASH FLOWS
OR THE YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000
ND THE SIX MONTHS ENDED JUNE 30, 2000 AND 2001
:xpressed in millions of Greek Drachmae)

	December 31,				June 30,		
	1998 GRD	1999 GRD	2000 GRD	*2000 Euro*	2000 GRD	2001 GRD	*2001 Euro*
				in millions			*in millions*
ash Flows from Operating Activities:							
Net income for the year/period	(998)	21,771	8,470	*25*	23,532	35,533	*104*
Adjustments to reconcile net income to net cash provided by operating activities:							
Depreciation & amortisation	84,820	94,611	110,309	*324*	48,586	57,541	*169*
Amortisation of subsidies & customers' participation	(23,971)	(25,853)	(27,422)	*(80)*	(13,269)	(14,091)	*(41)*
Impairment loss	0	0	14,774	*43*	0	0	*0*
Fair value loss of swaps	0	0	0	*0*	0	2,408	*7*
Gain on sale of marketable securities	(871)	(2,892)	0	*0*	0	0	*0*
Interest income	(7,886)	(8,857)	(5,485)	*(16)*	(2,877)	(1,255)	*(4)*
Provision for risks	5,981	10,620	17,018	*50*	12,981	4,267	*13*
Unrealised foreign exchange differences on long-term debt	39,240	51,910	22,691	*67*	23,864	4,021	*12*
Unrealised gain from distribution network retirements	(2,489)	(3,069)	(3,482)	*(10)*	(1,563)	(1,981)	*(6)*
Provision for unbilled revenue	(4,717)	(2,491)	(3,674)	*(11)*	(2,448)	(2,058)	*(6)*
Provision for income taxes	6,070	9,035	13,901	*41*	8,842	13,707	*40*
Interest expense	156,076	120,896	106,337	*312*	52,458	43,671	*128*
Operating profit before working capital changes	251,255	265,681	253,437	*744*	150,106	141,763	*416*
(Increase) Decrease in:							
Accounts receivable, trade and other	(4,402)	(6,938)	30,716	*90*	25,052	(4,426)	*(13)*
Other current assets	(1,087)	(4,257)	(7,709)	*(23)*	865	11,258	*33*
PPC-Personnel Insurance Organisation	0	0	(92,878)	*(273)*	(51,606)	56,998	*167*
Materials, spare parts and supplies	(8,984)	(25,111)	7,556	*22*	(2,268)	97	*0*
Other long-term assets	(249)	(2,927)	(1,271)	*(4)*	(245)	1,164	*4*
Increase (Decrease) in:							
Accounts payable	(3,987)	5,524	36,055	*106*	29,288	(10,252)	*(30)*
Other long-term liabilities	4,584	4,256	(2,085)	*(6)*	(8,041)	(234)	*(1)*
Accrued liabilities excluding bank loan interest	2,074	4,566	7,347	*22*	4,569	6,429	*19*
Income taxes paid	(4,307)	(2,084)	(10,600)	*(31)*	(4,359)	(4,925)	*(14)*
Other taxes paid	(1,260)	0	0	*0*	0	0	*0*
et Cash from Operating Activities	233,637	238,710	220,568	*647*	143,361	197,872	*581*
ash Flows from Investing Activities:							
Capital expenditure for property and equipment and software	(243,377)	(225,363)	(312,768)	*(918)*	(126,661)	(134,759)	*(395)*
Disposal of fixed assets and software	55	122	157	*0*	27	89	*0*
Proceeds from subsidies and customers' contributions	43,887	44,342	38,953	*114*	19,882	31,627	*93*
Proceeds from OAE bonds	3,780	4,601	6,281	*18*	6,281	9,315	*27*
Interest received	7,131	9,530	6,129	*18*	4,331	2,065	*6*
Proceeds from sale of marketable securities	1,219	3,335	10	*0*	0	0	*0*
Acquisition of marketable securities	0	(502)	0	*0*	0	0	*0*
Investment in subsidiaries	0	0	(298)	*(1)*	0	(147)	*0*
et Cash used in Investing Activities	(187,305)	(163,935)	(261,536)	*(768)*	(96,140)	(91,810)	*(269)*
ash Flows from Financing Activities:							
Net change in short-term borrowings	(930)	(13,358)	(11,853)	*(35)*	(3,429)	(2,714)	*(8)*
Proceeds from long-term debt	386,879	348,176	393,091	*1,153*	166,007	114,233	*335*
Principal payments of long-term debt	(275,449)	(284,422)	(248,518)	*(729)*	(135,737)	(55,916)	*(164)*
Interest paid	(155,266)	(118,234)	(110,787)	*(325)*	(58,564)	(44,903)	*(132)*
Dividends paid	(1,768)	(931)	(1,730)	*(5)*	(1,730)	0	*0*
Other	(6)	(37)	26	*0*	99	(2)	*0*
ət Cash from (used in) Financing Activities	(46,540)	(68,806)	20,229	*59*	(33,354)	10,698	*31*
ət increase in cash and cash equivalents	(208)	5,969	(20,739)	*(61)*	13,867	116,760	*343*
əsh and cash equivalents at beginning of year/period	19,732	19,524	25,493	*75*	25,493	4,754	*14*
əsh and cash equivalents at end of year/period	19,524	25,493	4,754	*14*	39,360	121,514	*357*

xchange rate used for the convenience translation of the December 31, 2000 and June 30, 2001 balances: RD 340.75 to € 1.00

ıe accompanying notes are an integral part of these statements.

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

1. COMPANY'S FORMATION AND OPERATIONS:

Public Power Corporation ("PPC" or "Company") was established in 1950 for an unlimited duration as a corporation for electricity generation, transmission and distribution throughout Greece. PPC headquarters are located at 30 Chalkokondili Street, Athens, 104-32 Greece. Company's employees at December 31, 1998, 1999 and 2000 and at June 30, 2000 and 2001 totaled approximately 33,500, 32,900, 31,600, 32,300 and 31,000, respectively.

As an integrated electric utility, the Company generates electricity in its own 99 power generating stations, transmits electricity through approximately 10,900 kilometres of high voltage power lines and distributes electricity to consumers through approximately 195,000 kilometres distribution network. The Company also produces the lignite for its lignite-fired power stations from its five lignite mines.

2. LEGAL FRAMEWORK:

Until the enactment of Law 2773/1999, referred to as the Liberalisation Law, the Company operated as a wholly owned state utility whose objective was to develop the country's energy resources and to provide low cost electricity to support the development of the Greek economy. In 1999, the Hellenic Republic enacted the Liberalisation Law, which incorporated the provisions of Directive 96/92 of the European Parliament and of the Council of the European Union or the Electricity Directive, into Greek legislation and which liberalised the Greek electricity market. The Liberalisation Law provided for, among other provisions, the transformation of PPC into a *société anonyme*, to enable the Company to adopt commercial objectives. PPC's transformation to a *société anonyme* became effective on January 1, 2001.

The main provisions of Law 2773 are the following:

- The establishment of the Energy Regulatory Authority ("RAE"), with the function of monitoring the operation of all sectors of the Greek energy market. RAE became fully operational on July 1, 2000.
- Competition in power generation will be introduced through the granting of generating licences, in respect of the main interconnected system.
- Ownership of the national grid ("transmission system" and "distribution network") remains and will continue to remain exclusively with PPC. PPC is entitled to use the system, for other, non-electricity related, purposes (such as telecommunications), subject to obtaining any necessary licences.
- PPC is entitled to operate and exploit the distribution network.
- Supply of energy to Eligible and, as regards PPC to Non-Eligible customers too, is permitted to the holders of a supply licence.
- Effective February 19, 2001, with the exception of non-interconnected islands consumers with an annual consumption of more than 100 GWh per point of consumption (eligible customers) are allowed to conclude supply contracts with energy suppliers on the basis of private agreements as defined in decisions of the Ministry of Development on the RAE's recommendations. Supply of energy to non-eligible customers is an obligation of PPC.
- Under Article 34, an independent legal entity, the "Public Power Corporation Personnel Insurance Organisation" ("PIO"), was established, which will operate separately from PPC. PPC will pay to PIO solely all employer and employee contributions, with any eventual pension and health insurance shortfall being funded by the State Budget (Note 19).
- The Greek State is not permitted to hold less than 51% of the voting shares of PPC after any increase in its share capital (Note 25).

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

Hellenic Electricity Transmission System Operator S.A. ("HTSO"): Law 2773 provided for the establishment of the System Operator, a *société anonyme* operating under the rules of private economy and subject to the provisions of Law 2190/1920. Presidential Decree 328/7.12.00 through which the HTSO was officially incorporated on December 12, 2000, announced its Articles of Incorporation, which among others, specified the following:

1. PPC has the exclusive ownership rights of the transmission system and the obligation to develop it according to the planning of the HTSO, as well as to maintain it and ensure its operational and technical integration.
2. The HTSO shall operate, exploit, ensure the maintenance and implement the development of the transmission system throughout the country, as well as of its interconnections with other networks, in order to ensure the country's energy supply in a sufficient, secure, economically efficient and reliable manner.
3. The share capital of the HTSO is set at GRD 100 million (10,000 registered shares, of Greek Drachmae ten thousands par value each). The Greek State must always own at least 51% of the share capital. Generation licence holders connected to the System, including PPC, may own the remaining 49% in proportion to their generating capacity connected to the transmission system.
4. Matters corresponding to terms and conditions of the employment of PPC personnel by the HTSO by way of seconded staff shall be regulated by a contract between PPC and the HTSO. The HTSO will compensate PPC for the respective costs.
5. PPC will receive compensation from the HTSO for the use of the transmission system.
6. PPC is entitled to use the transmission system, as its exclusive owner, for other, non-energy related, purposes (such as telecommunications, subject to obtaining any necessary licences).

On January 16, 2001, PPC paid GRD 49 million to the HTSO (Note 14) for 49% of its initial share capital. On February 16, 2001, PPC and HTSO entered into an agreement as described under item (4) above. To-date, approximately 160 PPC employees have been transferred to the HTSO. These employees remain on PPC's payroll. Under the terms of such agreement, PPC shall be refunded for all payroll and other benefits as well as the employer's contributions, plus a percentage reflecting any other type of indirect cost relating to the administrative support services of such employees. The above percentage has not yet been determined.

On May 3, 2001, PPC and HTSO entered into another agreement as described under item (5) above which was also approved by RAE and the Ministry of Development. As specified in the agreement and in Law 2773, the calculation of the compensation fee will incorporate PPC's budgeted, direct and indirect transmission costs, depreciation of assets, and a return on PPC's invested capital in the transmission system. The compensation fee has not yet been quantified by PPC.

Up to June 30, 2001, the total costs incurred by PPC on behalf of the HTSO, since its incorporation on 12 December 2000, totaled GRD 1,379, reflecting payroll, organisational studies and various other expenses. PPC intends in accordance with the agreements, to charge this amount, together with the compensation fee to the HTSO. However, this has neither been billed nor charged, as at June 30, 2001.

Public Service Obligations: The Company, being the dominant local electricity provider in Greece, is subject to public service obligations that affect its costs, and which may not be imposed on prospective competitors. The Company will only receive compensation from the HTSO for meeting its service obligations to the extent there are competitors. This compensation will be in proportion to the Company's public sector obligations in relation to those of its competitors.

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

3. BASIS OF PRESENTATION:

(a) ***Basis of Financial Statements:*** The accompanying financial statements are prepared under the historical cost convention as modified by the revaluation of certain assets to fair value and assuming the Company will continue as a going concern. They comply with International Accounting Standards ("IAS") as issued by the International Accounting Standards Committee (IASC) and interpretations issued by the Standard Interpretation Committee (SIC) of the IASC. There are no such standards adopted in advance of their effective dates. The Company presents its financial statements in accordance with IAS for the first time. The accompanying financial statements have been based on the reissued statutory financial statements (see below), appropriately adjusted and reclassified by certain out-of-book memorandum adjustments for conformity with the standards prescribed by the International Accounting Standards Committee.

(b) ***Statutory Accounting:*** The Company until recently maintained its accounting records and prepared its financial statements for regulatory purposes largely in accordance with Greek Corporate Law 2190/1920 and the applicable tax legislation, except that no reserves were established for asset writedowns, for certain liabilities and provisions. Based on Law 2941/12.9.2001, recently ratified by the Greek Parliament, management proceeded in the full adoption of accounting standards provided by the Greek Corporate Law and the Greek National Chart of Accounts and reissued financial statements under Greek GAAP for fiscal years 1998 onwards. Under the provisions of Law 2941/12.9.2001, all adjustments deemed necessary for the full adoption of Greek GAAP were recorded in a separate account in shareholders' equity. This account balance will be offset with the revaluation surplus that will result from the presentation of the Company's fixed assets at fair market values (Note 12).

(c) ***Approval of Financial Statements:*** The Company's reissued statutory financial statements for the years ended December 31, 1998, 1999 and 2000 and for the six month periods ended June 30, 2000 and 2001 have been approved by the Board of Directors on October 9, 2001 and the financial statements prepared under IAS for the same periods on October 24, 2001.

(d) ***Use of Estimates:*** The preparation of financial statements in conformity with IAS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

4. PRINCIPAL ACCOUNTING POLICIES:

The principal accounting policies used in the preparation of the accompanying financial statements are as follows:

(a) ***Basis of Consolidation:*** The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. Subsidiary undertakings (companies in which PPC directly or indirectly has an interest of more than one half of the voting rights or otherwise has power to exercise control over the operations) have been consolidated. Subsidiaries are consolidated from the date on which effective control is transferred to the Group and are no longer consolidated from the date of disposal. All significant intercompany balances and transactions have been eliminated. Where necessary, accounting policies for subsidiaries have been revised to ensure consistency with the policies adopted by the Company. The Company's subsidiaries (currently having limited operations) that were fully consolidated in the accompanying financial statements are as follows:

Consolidated Subsidiary	Ownership Interest	Country of Incorporation	Principal Activities
PPC Renewables S.A.	100%	Greece	Engineering, consulting, technical and commercial services
Cogen S.A.	100%	Greece	Consulting Services
PPC Telecommunications Services S.A.	100%	Greece	Telecommunication services

(b) Foreign Currency Translation: The Company's measurement as well as reporting currency is the Greek Drachmae. Transactions involving other currencies are converted into Greek Drachmae using the exchange rates which, were in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities that are denominated in other currencies are adjusted to reflect the current exchange rates. Gains or losses resulting from foreign currency adjustments are included in foreign currency gains (losses), net, in the accompanying statements of operations.

(c) Financial Instruments: Financial assets and liabilities carried on the balance sheet, include cash, cash equivalents, receivables, investments, current liabilities, long-term debt and derivative financial instruments. The accounting policies on recognition and measurement of these items are disclosed in the respective accounting policies included in this note. Financial instruments are classified as assets, liabilities or equity in accordance with the substance of the related contractual arrangement. Interest, dividends, gains and losses relating to financial instruments classified as assets or liabilities, are reported as income or expense, respectively. Financial instruments are offset when the Company has a legally enforceable right to offset and intends to settle either on a net basis or to realise the asset and settle the liability simultaneously.

(i) Fair Value: The carrying amounts reflected in the accompanying balance sheets for cash and cash equivalents, receivables, and current liabilities approximate their respective fair values due to the relatively short-term maturity of these financial instruments. The fair values of marketable securities are based on their quoted market prices. The fair values of long-term debt are as described in Note 21 below. The fair values of derivative instruments are based upon marked to market valuations (discounted cash flow analysis).

(ii) Credit Risk: The Company has no significant concentrations of credit risk with any single counterparty.

With respect to derivative financial instruments, the off-balance sheet risk in outstanding swap agreements involves both the risk of a counterparty not performing under the terms of the contract and the risk associated with changes in market value. The Company monitors its positions, the credit ratings of counterparties and the level of contracts it enters into with any counterparty. The counterparties to these contracts are major financial institutions. The Company has a policy of entering into contracts with parties that meet stringent qualifications and, given the high level of credit quality of its derivative counterparties, the Company does not believe it is necessary to enter into collateral arrangements.

(iii) Interest Rate and Foreign Currency Risk: With respect to its long-term debt, the management of the Company closely monitors the fluctuations in foreign currency exchange and in interest rates and evaluates the need to enter into any financial instruments to mitigate those risks, on an ongoing basis. In this respect, the Company enters into interest rate and currency swap contracts to reduce the exposure to interest rate and currency fluctuations.

Up to December 31, 2000 interest rate swaps were accounted for as cash flow type hedges of designated long-term debt on an accrual basis, as the interest rate swaps held were expected by the Company to be highly effective in achieving offsetting changes in the cash flows attributable to the hedged item. The interest payable and interest receivable under the swap is accrued and recorded as an adjustment to the interest expense of the designated long-term debt. Up to December 31, 2000 currency swaps were not recognised as assets and liabilities in the accompanying financial statements.

Effective January 1, 2001 in accordance with IAS 39 "Financial Instruments: Recognition and Measurement", such instruments are measured at fair values and recognised as assets or liabilities in the accompanying financial statements. The resulting transition adjustment has been included in equity as an adjustment to the opening balance of accumulated deficit.

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

Changes in the fair value of derivatives that are designated and qualify as cash flow hedges and that are highly effective are recognised in equity. Where a hedged forecasted transaction or firm commitment results in the recognition of an asset or of a liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability. Otherwise, amounts deferred in equity are transferred to the income statement and classified as revenue or expense in the same periods during which the hedged firm commitment or forecasted transaction affects the income statement. Certain derivative transactions, while providing effective economic hedges under the Company's risk management policies, do not qualify for hedge accounting under the rules in IAS 39. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39, are recognised immediately in the income statement.

(iv) Market Risk: The Company has not entered into any hedging transactions to cover its exposure to price movements arising from the purchase of the natural gas, electricity and liquid fuel.

(d) Property, Plant and Equipment: For financial reporting purposes, property, plant and equipment is stated at acquisition cost less accumulated depreciation. Assets constructed by PPC are added to property, plant and equipment at cost which includes direct technical payroll costs related to construction (inclusive of related employer contributions) and applicable general overhead costs. With the exception of assets relating to the distribution network (see Note 12), for all other assets that are retired or sold, their cost and related depreciation is removed from the accounts at the time of sale or retirement, and any gain or loss is included in the accompanying statements of operations. Repairs and maintenance are charged to expenses as incurred.

(e) Depreciation: Depreciation is calculated on a straight-line basis over the average estimated economic useful life rates, as follows:

Buildings and Civil Works:	
Hydro power plants	2%
Buildings of general use	5%
Industrial buildings	8%
Machinery and Equipment:	
Thermal power plants	4%
Mines	4%
Hydro power plants	2%
Autonomous diesel power plants	8%
Other	12%
Transmission lines and substations	2.5%
Distribution:	
Substations	6%
Low voltage distribution network	6%
Medium voltage distribution network	5%
Transportation assets	15% to 20%
Furniture, fixtures and equipment	20% to 30%

(f) Mining Activities: PPC owns and operates open pit lignite mines. Acquisition and initial (pre-production) development costs relating to mines are capitalised and amortised over the shorter of the life of the mine and twenty years. Exploration and ongoing (post-production) development costs are charged to the cost of lignite production as incurred. A provision for land restoration is established for the Company's estimated present obligation for restoration and is calculated based on the surface disturbed to date and the average cost of restoration per metric unit. It is accounted for on an accrual basis and is included in provisions (Note 18). The movement of the Company's

lignite deposits (mines that either operate or are about to commence operations) has as follows (in millions of tons of lignite):

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Reserve quantities, beginning	2,047	1,988	1,927	1,927	1,864
Extraction for the year/ period	59	61	63	32	32
Reserve quantities, ending	1,988	1,927	1,864	1,895	1,832

(g) ***Borrowing Costs:*** The Company follows the benchmark treatment provided in IAS 23 under which borrowing costs are recognised as an expense in the period in which they are incurred regardless of how borrowing proceeds are applied.

(h) ***Impairment of assets:*** IAS 36 requires that the recoverable amount of an asset should be estimated whenever there is an indication that the asset has suffered a significant impairment. It also requires an impairment loss to be recognised whenever the carrying amount of an asset exceeds its recoverable amount. The recoverable amount is measured as the higher between net selling price and value in use.

Net selling price is the amount obtainable from the sale of an asset in an arm's length transaction between knowledgeable, willing parties, after deducting any direct incremental disposal costs, while value in use is the present value of estimated future cash flows expected to arise from continuing use of an asset and from its disposal at the end of its useful life.

The determination of the Company's fixed assets' fair market value (in-use) at December 31, 2000, as further discussed in Note 12 below, indicated that certain of the Company's hydro power plants had suffered a permanent impairment of GRD 14,774, which is separately reflected in the accompanying statements of operations for the year ended December 31, 2000.

(i) ***Subsidies and Customers' Contributions for Fixed Assets:*** PPC obtains subsidies from the EU in order to fund specific projects executed through a specific time period. Furthermore, PPC's customers are required to participate in the initial network connection cost (metering devices, substations, network connections etc.) or other type of infrastructure. Subsidies and customers' contributions are recorded upon collection and are reflected as deferred income (subsidies and customers' contributions) in the accompanying balance sheets. Amortisation is accounted for in accordance with the useful life of the related assets, and is included in depreciation and amortisation in the accompanying statements of operations (Notes 23 and 32).

(j) ***Intangible assets:*** Intangible assets represent costs of purchased or self-generated software such as payroll, materials and services used and any other expenditure incurred in developing computer software and bringing the software into its intended use. Software costs are amortised on a straight-line basis over a period of three years. Amortisation is included in depreciation and amortisation in the accompanying statements of operations (Notes 13 and 32).

(k) ***Cash and Cash Equivalents:*** The Company considers time deposits and other highly liquid investments with original maturity of three months or less, to be cash equivalents. The adoption of IAS 39, which became effective on January 1, 2001, did not result in any transition adjustment as to the recognition and measurement of cash and cash equivalents.

(l) ***Marketable Securities:*** The Company has investments in equity securities that are traded on the Athens Stock Exchange. Up to December 31, 2000, these investments were classified as current as they are not generally intended to be retained on a long-term basis and are carried at

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

their market value (based on the quoted market price at each balance sheet date) in accordance with IAS 25 "Accounting for Investments". The difference in the market values was recorded directly as a separate component of equity, in case of an increase in carrying amounts, and as an expense in case of a decrease in carrying amounts to the extend that is not covered by a surplus previously recorded in equity. Investments in OAE bonds were carried at cost (Notes 7 and 14) plus accrued interest (Note 11).

Effective January 1, 2001 in accordance with IAS 39 "Financial Instruments: Recognition and Measurement", these investments, excluding OAE bonds, are classified as available for sale. Any unrealised gains or losses are recognised directly in equity. When the investment is sold, collected or otherwise disposed of, or when the carrying amount of the investment is impaired, the cumulative gain or loss recognised in equity is transferred to the income statement. Investments in OAE bonds are classified as held to maturity and carried at amortised cost. The adoption of IAS 39 did not result in any transition adjustment as to the recognition and measurement of marketable securities.

(m) Accounts Receivable: Accounts receivable, are stated at their face value, net of any provisions for non-collectible balances. The adoption of IAS 39, which became effective January 1, 2001, did not result in any transition adjustment as to the recognition and measurement of accounts receivable.

(n) Provisions and Contingencies: Provisions are recognised when the Company has a present legal or constructive obligation as a result of past events and it is probable that an outflow of resources embodying economic benefits will be required to settle this obligation, and a reliable estimate of the amount of the obligation can be made. Provisions are reviewed at each balance sheet date and adjusted to reflect best current estimates. Contingent liabilities are not recognised in the financial statements but are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. Contingent assets are not recognised in the financial statements but are disclosed when an inflow of economic benefits is probable.

(o) Income Taxes (Current and Deferred): Current and deferred income taxes are computed based on the stand alone financial statements of each of the entities included in the consolidated financial statements, in accordance with the tax rules in force in Greece. Income tax expense consists of income taxes for the current year based on the Company's profits as adjusted in its tax returns, using current tax rates. Deferred income taxes are provided using the liability method for all temporary differences arising between the tax basis of assets and liabilities and their carrying values for financial reporting purposes. No deferred tax asset is recorded if it is not probable that the related tax benefit will be realised in the foreseeable future. For transactions recognised directly in equity, any related tax effects are also recognised directly in equity. Computation is made using the enacted tax rates. Temporary differences giving effect to such taxes are explained in Note 16.

(p) Revenue recognition: Revenue from all types of customers is accounted for on an accrual basis. At each balance sheet date, unbilled revenue is recorded to account for electricity delivered and consumed by customers but not yet billed (Notes 8 and 30).

(q) Materials and Spare Parts: Materials and spare parts principally relate to power plant, transmission and distribution network maintenance and are stated at the lower of cost or net realisable value, the cost being determined using the weighted average method. These materials are recorded in inventory when purchased and then are expensed or capitalised to plant, as appropriate, when installed. Provision, for slow moving materials and spare parts, is accounted for in the accompanying financial statements.

(r) Fossil fuel: Fossil fuel mainly consists of the production cost of lignite, extracted from PPC's own mines. All costs incurred for the extraction of lignite are treated as production costs. Consumption of lignite is separately reflected in operating expenses in the accompanying

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

statements of operation. Management believes that lignite reserves are adequate to cover the current and anticipated levels of supply for energy generation by lignite-fired thermal power stations for many years.

(s) ***Liquid Fuel:*** Liquid fuel (fuel and diesel oil) is generally purchased from a State owned oil company, Hellenic Petroleum S.A. The contract expired in August 2001 and currently the Company is in the process of concluding a new one. PPC has the right to purchase from other suppliers as well. The cost of liquid fuel reflects purchase price plus any taxes (other than VAT), levies and other costs necessary for the storage in PPC's warehouses. Liquid fuel costs are expensed as consumed and are separately reflected in the accompanying statements of operations. Effective January 1, 2001, and following the requirements of IAS 39, the above contract is not accounted for as a derivative as it is a normal purchase contract which is intended to be settled by the Company by taking delivery in the normal course of business, and for which the Company does not intend to settle net (either with the counterparty or by entering into offsetting contracts).

(t) ***Natural Gas:*** Natural gas is purchased from a State owned company, the Public Natural Gas Supply S.A. ("DEPA") under a contract expiring in 2016. Prices are mainly dependent on the current market prices of heavy oil, gas oil and certain types of crude oil. To a lesser extent they depend on national and international financial indices. Payments are made in local currency. Natural gas fuel is expensed as purchased, as the Company does not own any storage facilities. Consumption of natural gas is separately reflected in the accompanying statements of operation. Effective January 1, 2001, and following the requirements of IAS 39, the above contract is not accounted for as a derivative as it is a normal executory contract which is intended to be settled by the Company by taking delivery in the normal course of business, and for which the Company does not intend to settle net (either with the counterparty or by entering into offsetting contracts).

(u) ***Electricity:*** Electricity is periodically purchased under short-term contracts. Electricity purchase costs are expensed as consumed and are separately reflected in the accompanying statements of operation. Effective January 1, 2001, and following the requirements of IAS 39, the above contracts are not accounted for as derivatives as they are normal executory contracts which are intended to be settled by the Company by taking delivery in the normal course of business, and for which the Company does not intend to settle net (either with the counterparty or by entering into offsetting contracts).

(v) ***Segment information:*** Prior to 2001, the Company managed its operations on an integrated utility basis. As a result of the implementation of EU Directive 96/92 and as part of its transformation into a société anonyme, discussed in Note 2 above, the Company has adopted a new organisational and management structure, which will reflect its core business, and accordingly, effective January 1, 2002, the Company will present segment information for its core business segments.

(w) ***Earnings per Share:*** Basic earnings per share are computed by dividing net income by the weighted average number of shares outstanding during each year/ period. There were no dilutive securities outstanding during the years/ periods presented. All share and per share amounts have been adjusted to give retroactive effect to the establishment of the Company's share capital discussed in Note 25.

5. TRANSLATIONS OF GREEK DRACHMAE AMOUNTS INTO EURO:

The Company's financial statements are stated in Greek Drachmae. The translation of the Greek Drachmae amounts into EURO is included solely for the convenience of the reader, using the locked euro-zone exchange rate of GRD 340.75 to € 1.00. The convenience translation should not be construed as representation that the Greek Drachmae amounts have been, could have been, or could in the future be, converted into EURO at this or any other rate of exchange.

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

6. CASH AND CASH EQUIVALENTS:

Amounts in the accompanying balance sheets are analysed as follows:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Cash at hand	553	359	887	1,968	703
Cash in banks	9,652	10,815	1,548	9,073	12,492
Bank of Crete (Note 15)	2,319	2,319	2,319	2,319	2,319
Time deposits	7,000	12,000	0	26,000	106,000
	19,524	25,493	4,754	39,360	121,514

Interest earned on cash in banks and time deposits is accounted for on an accrual basis and amounted to GRD 4,182, GRD 5,724, GRD 3,604, GRD 1,806 and GRD 608 for the years 1998, 1999 and 2000 and for the six months ended June 30, 2000 and 2001, respectively.

The significant decrease in cash balances for the year ended December 31, 2000 is due to the repayment of long-term debt in late 2000. The significant increase in cash balances during the six months period ended June 30, 2001 is due to the receipt (on June 29, 2001) of GRD 105,800 from the Greek State (Note 19).

7. MARKETABLE AND OTHER SECURITIES:

Amounts in the accompanying balance sheets are analysed as follows:

	December 31,			June 30,	
Equity securities:	1998	1999	2000	2000	2001
—Chalkis Cement S.A.	1,934	1,934	1,934	1,934	0
—Heracles Cement Co	0	0	0	0	2,494
—National Bank of Greece	6,879	11,627	9,272	9,411	8,018
—Bank of Greece	176	0	0	0	0
—Titan S.A.	2,537	0	0	0	0
—Evetam	88	82	82	82	82
	11,614	13,643	11,288	11,427	10,594
OAE bonds (current portion)	4,601	6,281	9,315	9,315	13,489
Other	10	10	0	10	0
	16,225	19,934	20,603	20,752	24,083

Chalkis Cement S.A. ("Chalkis") was a company listed on the Athens Stock Exchange. The trading of Chalkis' shares was suspended on March 26, 1991 and was accounted for at cost. Following Chalkis' absorption by Heracles Cement Co. ("Heracles"—listed on the Athens Stock Exchange) the Chalkis' shares were exchanged for Heracles' shares in June 2001 and at June 30, 2001 were valued according to the quoted market price for Heracles' shares. At December 31, 1998 the cost of the above equity securities was GRD 3,405, while at December 31, 1999 and 2000 and at June 30, 2000 and 2001, the cost was GRD 3,463.

Proceeds from the sale of equity securities for 1998 and 1999 totaled GRD 1,219 and GRD 3,335 respectively, while the respective resulting gains totaled GRD 871 and GRD 2,892. There were no sales of equity securities during 2000 and the six months ended June 30, 2001.

The change in net unrealised holding gain (loss) on equity securities available for sale totaled GRD 5,367, GRD 1,970, GRD (2,354), GRD (2,216) and GRD (694) in 1998, 1999, 2000 and the six months ended June 30, 2000 and 2001, respectively.

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

OAE bonds are bonds issued by the Greek State in June 1992 in order to pay the debts of ailing companies. In this respect PPC, which had outstanding debts from ailing companies, received in June 1992 bonds with a face value of GRD 37,466 (representing GRD 26,424 of principal and GRD 11,042 of interest for the period from June 10, 1992 through June 10, 1994, separated in five series) maturing at various dates, from June 10, 1998 through June 10, 2002, as follows:

	December 31,			June 30,	
Maturity	**1998**	**1999**	**2000**	**2000**	**2001**
June 1999	4,601	0	0	0	0
June 2000	6,281	6,281	0	0	0
June 2001	9,315	9,315	9,315	9,315	0
June 2002	13,489	13,489	13,489	13,489	13,489
	33,686	29,085	22,804	22,804	13,489
Less current portion	(4,601)	(6,281)	(9,315)	(9,315)	(13,489)
Long-term portion (Note 14)	29,085	22,804	13,489	13,489	0

Interest on these bonds is accounted for on an accrual basis. Accrued interest at December 31, 1998, 1999, 2000 and at June 30, 2000 and June 30, 2001, totaled GRD 2,127, GRD 1,454, GRD 810, GRD NIL and GRD NIL, respectively and is included in other current assets in the accompanying balance sheets (Note 11).

Interest income for the years ended December 31,1998, 1999 and 2000 and the six-months ended June 30, 2000 and June 30, 2001 totaled GRD 3,704, GRD 3,133, GRD 1,881, GRD 1,071 and GRD 647, respectively and is included in financial income in the accompanying statements of operations.

The majority of the above bonds are used by PPC as collateral in obtaining short-term bank borrowings (Note 20).

8. TRADE RECEIVABLES:

Amounts in the accompanying balance sheets are analysed as follows:

	December 31,			June 30,	
	1998	**1999**	**2000**	**2000**	**2001**
High voltage	26,898	26,726	20,608	18,858	19,852
Medium and low voltage	111,686	114,771	119,188	115,920	119,800
Customers contributions	2,320	2,155	1,636	2,034	1,649
	140,904	143,652	141,432	136,812	141,301
Unbilled revenue	54,370	56,861	60,535	59,309	62,593
	195,274	200,513	201,967	196,121	203,894
Less: Allowance for doubtful accounts	(31,538)	(33,733)	(31,164)	(30,159)	(32,203)
	163,736	166,780	170,803	165,962	171,691

High voltage customer balances relate to receivables from sales of energy to 25 large industrial companies, which are invoiced at the end of each calendar month, based on individual agreements and actual metering.

Medium voltage customers are mainly small industrial companies. Billing is on a monthly basis based on actual meter readings.

Low voltage customers are mainly residential customers. The majority of low voltage customers are billed every four months based on actual meter readings, while interim bills are issued every two months based on the energy consumed during the corresponding period in the prior year.

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

Revenues from the supply of electricity to medium and low voltage customers provided during the period from the last meter reading and billing through each reporting date are accounted for as unbilled revenue.

Allowance for doubtful customers is made for specific balances relating to high voltage customers, while the allowance for medium and low voltage customers is based on the balances reported by the Company's billing system as outstanding in excess of twelve months, for which provisions are made in full.

The movement on the allowance for doubtful accounts is as follows:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Beginning balance	29,177	31,538	33,733	33,733	31,164
Provision	2,571	4,877	2,842	1,281	1,409
Utilised	(210)	(2,682)	(5,411)	(4,855)	(370)
Ending balance	31,538	33,733	31,164	30,159	32,203

9. OTHER RECEIVABLES:

Amounts in the accompanying balance sheets are analysed as follows:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Value Added Tax	15,421	15,421	0	7,062	0
Amounts in dispute with tax authorities	8,438	12,716	12,716	12,716	12,284
Income tax advance	6,194	0	0	0	0
Greek Post Office (ELTA)	2,010	2,352	2,467	2,324	3,063
Social security funds, in dispute	6,553	6,553	6,553	6,553	6,553
Social security funds, current	2,678	2,785	2,556	3,162	3,821
State participation in employees social security contributions (short-term portion)	1,038	1,480	2,007	1,746	1,904
Pensioners advances, in dispute	1,793	1,793	1,793	1,793	1,793
Pensioners advances, current	10,689	14,008	0	0	0
Loans to employees	4,417	4,685	5,070	5,343	4,976
Employees' current accounts	658	808	727	910	964
Receivables from contractors	9,345	3,755	3,117	3,828	4,661
Tax withholdings	1,068	1,328	1,399	1,528	1,479
Other	7,868	11,993	303	9,644	1,398
	78,170	79,677	38,708	56,609	42,896
Less: Allowance for doubtful accounts	(8,346)	(8,346)	(8,346)	(15,408)	(8,346)
	69,824	71,331	30,362	41,201	34,550

The movement on the provision for doubtful accounts is as follows:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Beginning balance	8,261	8,346	8,346	8,346	8,346
Provision	85	0	7,062	7,062	0
Utilised	0	0	(7,062)	0	0
Ending balance	8,346	8,346	8,346	15,408	8,346

Value Added Tax ("VAT"): The amount relates to VAT overpayment during the period from 1987-1993. Of this amount, GRD 8,359, was settled in June 2000 (Note 16). The remaining amount of GRD 7,062 was fully provided at June 30, 2000 and was written off in August 2000.

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

Disputes with tax authorities: In 1995 the tax authorities performed a preliminary payroll tax audit for the years from 1983 to 1995, and assessed to the Company GRD 13,820 relating to supplementary payroll tax and penalties. In 1998, the tax authorities performed a preliminary tax audit of the years 1995 to 1997 and assessed additional income taxes and penalties of GRD 10,464. The Company brought the cases before the tax courts by paying the amount of GRD 13,718. The majority of the above assessments are still pending before the courts, despite the fact that certain of their elements were finalised in the Company's favour. A provision of GRD 12,800 is included in "Provisions" (Note 18) in the accompanying financial statements to cover the Company's exposure relating to the cases that are not expected to be finalised in the Company's favour.

Social security funds in dispute: The amount relates to social security contributions (years 1983-1993) of employees who have worked with other employers before joining PPC. As PPC undertook the obligation for their pensions and other related benefits, part of their contributions to other social security funds (mainly IKA, the major Greek social security fund), has been claimed by PPC. The claim was not accepted by IKA and the case was brought by PPC before the courts. Following an adverse court decision, management intends to file an appeal. An equal provision has been established for the non-collection of the amount.

State participation in employees' social secutity contributions: The amount represents the State contribution to the social security contributions of employees who started working after January 1, 1993.

Advances to pensioners in dispute: The amount of GRD 1,793 represents an advance payment made in 1993 to pensioners in relation to the litigation discussed in Note 29.e.

Pensioners' advances: The amounts relate to advance payments to new pensioners (monthly pension and lump-sum payments) until their pension is officially approved, as well as advance payments of regular pensions to pensioners. Effective January 1, 2000, these amounts have been classified as receivables from PIO (Note 19).

10. MATERIALS, SPARE PARTS AND SUPPLIES:

Amounts in the accompanying balance sheets are analysed as follows:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Fossil fuel (mainly lignite)	10,965	11,867	11,007	11,482	8,872
Liquid fuel	16,627	18,346	18,436	20,688	19,148
Materials and spare parts	130,993	145,359	157,595	148,115	158,303
Advances to suppliers	41,055	55,318	43,261	55,998	47,840
	199,640	230,890	230,299	236,283	234,163
Provision for slow-moving materials and spare parts	(32,905)	(34,121)	(36,521)	(35,457)	(38,349)
	166,735	196,769	193,778	200,826	195,814

11. OTHER CURRENT ASSETS:

Amounts in the accompanying balance sheets are analysed as follows:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Value Added Tax, current account	0	4,082	13,819	4,756	1,023
Prepaid expenses	3,798	4,333	2,328	3,184	3,673
OAE accrued interest (Note 7)	2,127	1,454	810	0	0
Other	1,009	649	626	259	820
	6,934	10,518	17,583	8,199	5,516

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

Value Added Tax: The change of the VAT balance from payable until 1998 (Note 15) to a receivable balance is mainly due to the fact that effective January 1, 1999 sales of energy are subject to VAT of 8% (18% until December 31, 1998). The Company's purchases (materials, services etc.) are subject to VAT of 18%.

12. PROPERTY, PLANT AND EQUIPMENT:

Amounts in the accompanying balance sheets are analysed as follows:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Cost:					
Land	17,692	19,850	19,839	20,044	20,849
Mines (expropriation and development costs — Note 4f)	74,831	90,925	101,633	92,898	112,950
Buildings	351,047	420,033	423,692	421,047	428,115
Machinery	1,316,023	1,497,526	1,647,145	1,534,679	1,691,647
Transportation assets	24,536	26,560	29,030	28,252	29,602
Furniture and equipment	61,064	66,567	68,779	66,339	69,914
Construction in progress	324,683	266,525	384,117	345,341	451,111
	2,169,876	2,387,986	2,674,235	2,508,600	2,804,188
Accumulated Depreciation:					
Land	0	0	0	0	0
Mines	35,550	39,257	43,018	41,138	44,900
Buildings	78,873	91,214	104,987	97,687	113,587
Machinery	336,260	401,038	476,699	431,872	516,529
Transportation assets	16,901	19,311	22,200	20,658	23,538
Furniture and equipment	42,394	49,679	56,608	53,123	59,555
Construction in progress	0	0	0	0	0
	509,978	600,499	703,512	644,478	758,109
Net Book Value:					
Land	17,692	19,850	19,839	20,044	20,849
Mines	39,281	51,668	58,615	51,760	68,050
Buildings	272,174	328,819	318,705	323,360	314,528
Machinery	979,763	1,096,488	1,170,446	1,102,807	1,175,118
Transportation assets	7,635	7,249	6,830	7,594	6,064
Furniture and equipment	18,670	16,888	12,171	13,216	10,359
Construction in progress	324,683	266,525	384,117	345,341	451,111
	1,659,898	1,787,487	1,970,723	1,864,122	2,046,079

Fixed Assets Register: The company's fixed assets register does not provide sufficiently detailed information that would enable the determination of the historical cost of each individual asset, and its subsequent statutory revaluations, additions, disposals etc. Furthermore, the fixed assets register does not provide technical or other operational data that would facilitate physical verification of assets, either from the register to the specific asset or vice versa. With the exception of transportation assets and office equipment, no physical counts of fixed assets have been performed in the past. The Company has initiated the process of developing a detailed fixed assets register, which is expected to reconcile costs to identifiable individual items and incorporate the results of the appraisal revaluation (see paragraph "Appraisal of fixed assets" below). Any differences relating to prior years will be charged to opening retained earnings with an expected equal adjustment to the appraisal surplus. This process is expected to be completed within 2002.

Legal Status of Property: The Company is in the process of preparing a detailed listing of all its real property, as such information is not provided by the fixed assets register which will be filed with the Land Registry to enable the Company to obtain ownership and encumbrances certificates.

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

Insurance Coverage: The Company's property, plant and equipment are located all over Greece and therefore the risk of a major loss is reduced. PPC does not carry any form of insurance coverage on its property, plant and equipment, save for its information technology equipment.

Retirements and Disposals of the Distribution Network: As the Company's fixed assets register does not provide sufficient details to enable the identification of the original cost or accumulated depreciation of a retired or disposed asset, the distribution network fixed assets which are disposed are not removed from the fixed assets register. Estimated values of items retired are transferred to the warehouse stock and classified as spare parts and materials. Upon warehousing and for financial reporting purposes a contra account under fixed assets is credited with an amount equal to the estimated value of the item warehoused. The related accumulated depreciation as of the retirement date is estimated to be 50% of the warehouse value. The net book value of such retirements, as estimated by the Company, for 1998, 1999, 2000 and the six months ended June 30, 2000 and 2001, totaled GRD 2,489, GRD 3,069, GRD 3,482, GRD 1,563 and GRD 1,981, respectively.

Statutory Revaluation of Fixed Assets: In accordance with Greek tax legislation, fixed assets are periodically revalued (usually every four years). These revaluations relate to machinery (until 1987), land, mines and buildings and are based on non-industry specific indices that were determined by the Government through Ministerial Decisions. Both cost and accumulated depreciation are increased by these indices while the net revaluation surplus is credited to reserves in equity. These statutory revaluations, the latest of which was done at December 31, 2000, do not meet the criteria required by IAS 16 "Property, plant and equipment", and accordingly have been reversed in the accompanying financial statements. Such reversal was made on a class of asset rather than on an individual asset basis, because the fixed assets register does not provide information to enable the determination of the historical cost of each individual asset. As of December 31, 2000, revaluations that have been performed in the past resulted in a total revaluation surplus of GRD 322,921 out of which GRD 181,203 was used to set up part of the Company's share capital (Note 25).

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

Additions to Fixed Assets: Additions to cost and accumulated depreciation and other movements in fixed assets for 1998, 1999 and 2000 as well as the six months period ended June 30, 2000 and 2001 had as follows:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Additions:					
Land	37	2,322	1,175	208	1,052
Mines	348	16,093	10,708	1,974	11,317
Buildings	27,432	69,428	15,471	1,014	4,420
Machinery	141,530	188,760	158,847	40,278	47,551
Transportation assets	3,220	2,055	2,221	1,701	577
Furniture and equipment	4,541	5,985	5,025	2,418	1,322
CIP additions	228,772	233,109	307,563	118,486	123,287
CIP transfers	(171,863)	(291,268)	(189,971)	(39,670)	(56,293)
	234,017	226,484	311,039	126,409	133,233
Depreciation expense:					
Land	0	0	0	0	0
Mines	3,637	3,707	3,760	1,881	1,884
Buildings	12,411	12,341	13,774	6,473	8,599
Machinery	58,571	67,849	79,309	32,396	41,817
Transportation assets	2,736	2,436	2,911	1,354	1,480
Furniture and equipment	7,355	7,855	9,918	6,203	3,445
	84,710	94,188	109,672	48,307	57,225
Impairment:					
Land	0	0	1,408	0	0
Buildings	0	0	11,382	0	0
Machinery	0	0	1,984	0	0
	0	0	14,774	0	0
Cost of Disposals:					
Land	1	0	21	15	41
Mines	0	0	0	0	0
Buildings	2	0	0	0	0
Machinery	4,977	6,142	7,245	3,125	4,000
Transportation assets	14	27	25	7	143
Furniture and equipment	517	691	3,007	2,770	512
	5.511	6,860	10,298	5,917	4,696
Accumulated depreciation of Disposals:					
Land	0	0	0	0	0
Mines	0	0	0	0	0
Buildings	2	0	0	0	0
Machinery	2,490	3,071	3,648	1,563	1,987
Transportation assets	14	26	22	7	142
Furniture and equipment	462	570	2,989	2,759	498
	2,968	3,667	6,659	4,329	2,627
Other movements/transfers:					
Land	0	(164)	243	0	0
Mines	0	0	0	0	0
Buildings	58	(441)	(430)	0	3
Machinery	(1,038)	(1,115)	0	0	952
Transportation assets	177	(5)	275	(2)	136
Furniture and equipment	9,897	211	194	124	325
	9,094	(1,514)	282	122	1,416

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

Stranded Costs: Stranded costs relate to excess costs incurred by the Company as a result of investment decisions or legislative obligations that the Company undertook for reasons of public policy. These mainly comprise of costs resulting from the construction of excess generating capacity. Article 24 of the EU Directive (see Note 2) recognises that such costs may not be recovered after the liberalisation of the electricity market and states that Member States can introduce transitional regimes and/or grant companies with financial compensation, subject to the approval of the European Commission.

Appraisal of Fixed Assets: In July 2001, the Company engaged American Appraisal, an independent firm of appraisers to conduct a valuation of its fixed assets as of December 31, 2000. Such valuation was completed in late September 2001. Following the allowed alternative treatment of IAS 16 the Company intends to present its fixed assets at December 31, 2002, for both statutory and financial reporting purposes, at appraised values. From December 31, 2002 onwards the Company intends to have an independent revaluation performed for each class of assets once every five years. Any surplus will be reflected separately in shareholder's equity, will be amortised over the useful life of the related assets and will be charged (credited) to retained earnings.

The Company, for purposes of providing the reader with a better understanding of the impact of the American Appraisal valuation to the Company's equity and statements of operations, presents the following illustrative financial information which has been prepared under the assumption that the revaluation had been recorded in the fiscal year ended December 31, 2000. However, the illustrative financial information presented below is not necessarily indicative of the results of operations or related effects on financial position that would have been or will be attained had the revaluation mentioned above been recorded in the fiscal year ended December 31, 2000.

BALANCE SHEET—December 31, 2000

Assets		**Liabilities and shareholders' equity**	
Fixed assets at appraised values		Liabilities	2,516,539
Land	113,614	**Shareholders' equity**	
Mines	58,616	Share capital	220,000
Buildings	480,516	Appraisal surplus	990,369
Machinery	1,879,227	Retained earnings/(accumulated deficit) and reserves	(179,146)
Transportation	12,721		
Furniture and equipment	32,046	**Total Equity**	1,031,223
Software	1,500		
CIP	384,117		
	2,962,357		
Other assets	585,405		
Total assets	3,547,762	**Total liabilities and shareholders' equity**	3,547,762

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

STATEMENTS OF OPERATIONS

	December 31,	June 30,	
	2000	2000	2001
Revenues	977,327	477,396	501,883
Operating expenses (excluding depreciation)	(751,148)	(345,592)	(366,424)
Depreciation expense	(151,132)	(71,671)	(80,854)
Other	(130,767)	(68,673)	(47,424)
Profit (loss) before tax	(55,720)	(8,540)	7,181
Provision for income tax[(a)]	(13,901)	(8,842)	(13,707)
Profit (loss) after tax	(69,621)	(17,382)	(6,526)

(a) The tax deductibility of the additional depreciation charge which relates to the fixed assets appraisal (approximately GRD 78 billion, GRD 41 billion and GRD 42 billion, for the year ended December 31, 2000 and the six month periods ended June 30, 2000 and 2001, respectively), has been approved by the Ministry of Finance, but its exact application and extent is still to be determined. Accordingly, the related tax effect is not reflected in the above provision.

The above information has been prepared solely for illustrative purposes and for the convenience of the reader of this report. The above condensed statements have been prepared after having incorporated the American Appraisal valuation of fixed assets and having reflected the effect of such valuation on the depreciation expense for the year ended December 31, 2000 and the six months period ended June 30, 2000 and 2001, based on the following assumptions:

- Additions and retirements during the period from January 1, 2000 to June 30, 2001 have been added (deleted) from the accounts at cost which is assumed to be equal to fair market values.
- Based on management representations received by American Appraisal, there have been no significant movements in fair values during the period from January 1, 2000 to June 30, 2001 and, accordingly, the fair values estimated at December 31, 2000 were consistently applied during the above period. It should be noted that, during the above period, there have been no major currency fluctuations of the Greek Drachmae and the inflation rate has not exceeded 4% per annum.
- The Appraisal Report is stated in US dollars. The translation of the US dollars amounts into Greek Drachmae was made using the exchange of US $ 1.00 to GRD 375.0, as disclosed in the Appraisal Report.

As disclosed in the Appraisal Report, "Fair Market Value is defined as the estimated amount at which the property might be expected to exchange between a willing buyer and a willing seller, neither being under compulsion, each having reasonable knowledge of all relevant facts, with equity to both. The fixed assets have been appraised assuming continued use of the facilities".

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

13. INTANGIBLE ASSETS:

Amounts in the accompanying balance sheets represent software costs and are analysed as follows:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Cost:					
Beginning balance	1,868	2,396	2,747	2,747	3,639
Additions	207	397	1,448	129	93
Other movements	322	0	0	0	13
Disposals	(1)	(46)	(556)	(549)	0
	2,396	2,747	3,639	2,327	3,745
Accumulated Amortisation:					
Beginning balance	1,544	1,916	2,294	2,294	2,375
Additions	110	423	637	279	316
Other movements	263	0	0	0	(3)
Disposals	(1)	(46)	(556)	(549)	0
	1,916	2,293	2,375	2,024	2,688
Net Book Value	480	454	1,264	303	1,057

14. OTHER NON-CURRENT ASSETS:

Amounts in the accompanying balance sheets are analysed as follows:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Interest on liquid fuel purchases	418	0	0	0	0
Swap assets (Note 4.c and 22)	0	0	0	0	6,761
OAE bonds (Note 7)	29,085	22,804	13,489	13,489	0
Deferred loan fees and expenses	1,841	5,048	6,485	5,176	6,011
Social security (long-term portion)	2,044	2,183	2,016	2,299	1,326
Investment in affiliates	0	0	298	0	445
	33,388	30,035	22,288	20,964	14,543

Investment in affiliates at June 30, 2001, represent the Company's participation in the share capital of the HTSO (Note 2) and its participation in Evergy S.A. (subsidiary of PPC Telecommunications S.A.) at an amount of GRD 396.

In addition the Company has a 28.56% stake in Larco S.A., an ailing company, which was acquired prior to 1996 for the amount of GRD 15,943. Due to the poor financial condition of Larco, management determined that the investment has suffered a permanent impairment and, accordingly, the cost of this investment was written off prior to 1997.

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

15. TRADE AND OTHER PAYABLES:

Amounts in the accompanying balance sheets are analysed as follows:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Trade:					
Suppliers and contractors	42,790	51,150	69,304	71,328	54,302
Other	874	75	2,619	50	2,181
	43,664	51,225	71,923	71,378	56,483
Various Creditors:					
Municipalities' duties	45,945	54,546	56,151	60,113	64,320
Greek TV	14,721	15,601	15,140	15,499	15,566
Pensioners	114	84	221	212	257
Bank of Crete	4,107	4,107	4,107	4,107	4,107
Building sale proceeds	0	3,000	4,530	4,530	4,530
Other	12,627	11,760	15,420	8,564	13,052
	77,514	89,098	95,569	93,025	101,832
Other:					
Value Added Tax	9,990	0	0	0	0
Dividends (Note 28)	931	1,730	0	0	0
Social security funds	5,035	3,257	3,315	2,548	2,551
Tax settlement (Note 16)	0	0	3,536	3,536	3,536
Lignite levy	3,357	3,650	3,997	4,029	4,227
Tax on fixed assets' statutory revaluation	0	0	1,253	0	1,880
Taxes withheld	6,628	4,625	8,262	6,644	7,099
	25,941	13,262	20,363	16,757	19,293
	147,119	153,585	187,855	181,160	177,608

Municipalities and Greek TV: The amounts represent duties collected by PPC through the bills issued to medium and low voltage customers. The payment of such amounts to the beneficiaries is made by PPC at the end of each month and relates to collections made for the preceding two months. For this service PPC charges a fee of 2% and 0.5%, on the amounts collected on behalf of Municipalities and Greek TV, respectively. Such fees for the years ended December 31, 1998, 1999 and 2000 and the six months ended June 30, 2000 and 2001, totaled GRD 4,882, GRD 4,946, GRD 5,444, GRD 2,696, and GRD 2,946, respectively, and are included in other revenues in the statement of operations (Note 30). Furthermore, receivables from Municipalities relating to energy consumption, are offset against amounts paid for the duties collected on behalf of the Municipalities.

Bank of Crete: The amount relates to a dispute with the "Old Bank of Crete" since 1989, when the bank was under liquidation due to serious law violations revealed at that time. PPC deposits of GRD 2,319 (Note 6) with the bank were blocked, while the Company ceased the settlement of the loans then outstanding. The case is pending before the Supreme Court.

Lignite Levy: Based on Law 2446/96, effective 1997, the Company is obliged to pay a duty of 0.4% on its gross sales for the development and environmental protection of the three Prefectures (Kozani, Florina and Arkadia) where lignite power stations are in operation.

Building Sale Proceeds: The amount represents the proceeds from the sale of a building located in the center of Athens. The sale was concluded in late 1999 for a total consideration of GRD 4,530, of which GRD 3,000 was collected in December 1999 and GRD 1,530 in January 2000. Although the net

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

book value of the land and building at the date of sale of GRD 33 was removed from fixed assets and transferred to the profit and loss account, the sale proceeds were recorded as a liability to the new Pension Fund (PIO) which was established in late 1999 (Note 19).

Tax on Fixed Assets Statutory Revaluation Surplus: The amount represents tax on the revaluation surplus which resulted from the statutory revaluation of land and buildings that was made in December 1996 and 2000.

16. INCOME TAXES (CURRENT AND DEFERRED):

Income Tax Expense:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Current income taxes	4,307	8,443	11,966	11,831	18,932
Deferred income taxes	1,763	592	1,935	(2,989)	(5,225)
Total provision for income taxes	6,070	9,035	13,901	8,842	13,707

Pursuant to Law 2873/2000 and effective January 1, 2001, the tax rate for corporations not listed on the Athens Stock Exchange, is 37.5%, which is further reduced to 35% after January 1, 2002. The tax rate for listed corporations is 35%. The Company is subject to income taxes at 35%.

Tax returns are filed annually but the profits or losses declared for tax purposes remain provisional until such time, as the tax authorities examine the returns and the records of the taxpayer and a final assessment is issued. Tax carry forward losses, to the extent accepted by the tax authorities, can be used to offset profits of the five fiscal years following the fiscal year to which they relate.

In 2000, the tax audit of the Company's books for the fiscal years 1989 through 1999 was completed and additional taxes and penalties of GRD 26,039 were assessed. Of this amount, GRD 23,692 relate to the years 1989 through 1997, while GRD 1,256 and GRD 1,091 relate to 1998 and 1999, respectively. This amount was charged against the reserve, which was provided in prior years for probable future tax assessments.

The Company has agreed with the tax authorities to settle the above amount in five annual equal installments, the first being due on January 1, 2001, after deducting the amount of VAT receivable discussed in Note 9 above. As a result, the Company will pay GRD 17,680 (GRD 26,039 less GRD 8,359) in five installments of GRD 3,536, each.

In October 2001, the tax audit of the Company's books for fiscal year 2000 was completed and the tax authorities assessed additional income taxes of GRD 2,800. The December 31, 2000, financial statements include a provision of an equal amount.

For the unaudited six month period ended June 30, 2001, it is not possible to determine the extent of any additional income taxes and penalties that might be assessed as these will depend on the findings of the tax authorities. A provision has been made to cover for such additional probable future tax assessments.

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

An analysis and reconciliation of the nominal to the effective tax rate is set out below:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Profit before tax	5,072	30,806	22,371	32,374	49,240
Income tax calculated at nominal applicable tax rate of 35%	1,775	10,782	7,830	11,331	17,234
Provision for additional income taxes and penalties	1,256	1,149	2,973	750	1,000
Permanent differences:					
Tax effect on non tax deductible expenses					
Tax on revaluation of fixed assets	0	0	877	0	0
Non income tax assessments and penalties	0	0	1,714	72	14
Car expenses	297	258	304	135	127
Depreciation of mines revaluation	153	92	142	71	77
Other	793	704	410	275	399
Tax effect on non taxable profits					
Interest and other income from bank deposits and marketable securities	(3,511)	(4,413)	(2,607)	(1,188)	(2,932)
Other	306	301	(182)	(693)	(926)
Effect of adjustments processed in accordance with Law 2941/01, relating to permanent differences (Note 3b)	5,001	162	2,440	(1,911)	(1,286)
Total tax effect of permanent differences	3,039	(2,896)	3,098	(3,239)	(4,527)
Provision for income taxes	6,070	9,035	13,901	8,842	13,707

Deferred Income Taxes

Deferred income taxes are calculated on all temporary differences using the Company's statutory income tax rate of 35%. Deferred income tax assets are recognised for tax loss carry forwards only to the extent that realisation of the related tax benefit is probable.

The movement of the deferred income tax account is as follows:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Balance, beginning of year/period	2,054	291	(301)	(301)	(2,236)
Profit and loss account charge	(1,763)	(592)	(1,935)	2,989	5,225
Balance, end of year/period, net	291	(301)	(2,236)	2,688	2,989

Deferred income tax assets and liabilities shown in the accompanying balance sheets are as follows:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Deferred income tax asset	27,760	30,554	32,357	34,149	39,298
Deferred income tax liability	(27,469)	(30,855)	(34,593)	(31,461)	(36,309)
	291	(301)	(2,236)	2,688	2,989

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

The deferred tax charge (liability) in the accompanying consolidated statements of operations comprises the temporary differences resulting mainly from certain tax assessments that became tax deductible upon their payment. The deferred tax credit (asset) is mainly due to temporary differences resulting from certain provisions that become tax deductible upon realisation. Deferred income tax assets and liabilities are attributable to the following items:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Deferred income tax assets					
—Provision for materials, spare parts and supplies	11,517	11,943	12,782	12,410	13,298
—Provision for accounts receivable	2,710	3,493	3,507	5,973	4,866
—Provision for risks and accruals	13,533	15,118	16,068	15,574	19,928
—Other	0	0	0	192	1,206
Gross deferred tax asset	27,760	30,554	32,357	34,149	39,298
Deferred income tax liabilities					
—VAT assessments	(3,589)	(3,614)	(3,614)	(3,614)	(2,891)
—Long-term debt fees and expenses	(645)	(1,767)	(2,270)	(1,812)	(2,104)
—Mining acquisition and development costs	(649)	(853)	(1,060)	(987)	(1,086)
—Foreign exchange gains	(1,186)	(769)	(875)	0	(779)
—Depreciation	(21,382)	(23,834)	(26,403)	(25,030)	(27,660)
—Other	(18)	(18)	(371)	(18)	(1,789)
Gross deferred tax liability	(27,469)	(30,855)	(34,593)	(31,461)	(36,309)
Deferred tax asset (liability), net	291	(301)	(2,236)	2,688	2,989

No deferred tax asset has been accounted for in relation to the fixed assets statutory revaluation which has been reversed for the purposes of preparing financial statements under IAS as, the major part of it, is expected to be realised in periods extending beyond the foreseeable future (Note 12).

17. ACCRUED AND OTHER CURRENT LIABILITIES:

Amounts in the accompanying balance sheets are analysed as follows:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Interest on long-term debt	21,586	27,248	22,798	21,143	21,566
Natural gas	3,002	4,554	9,836	6,882	7,573
Accrued payroll	0	0	0	2,240	7,500
Other	189	204	2,271	203	3,462
	24,777	32,006	34,905	30,468	40,101

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

18. PROVISIONS:

Amounts in the accompanying balance sheets are analysed as follows:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Litigation with employees and third parties (Note 29.e)	32,993	37,365	39,883	38,566	40,794
Disputes with tax authorities (Note 9)	12,800	12,800	12,800	12,800	12,800
Mines' restoration (Note 4.f)	5,675	5,830	6,026	5,932	6,145
PIO fixed assets (Note 19)	0	0	2,000	2,000	2,000
	51,468	55,995	60,709	59,298	61,739

19. EMPLOYEE BENEFITS OBLIGATIONS:

Until December 31, 1999, the basic law defining the Company's pension, medical and other benefit plans was Law 4491/66 as amended and supplemented by laws 1902/90 and 2084/92. Under these laws there was no requirement for PPC to establish a separate pension fund and, accordingly, all employee and employer's contributions were vested in PPC. Such contributions, after deducting the pension and healthcare payments, generated a "property" which was quantified by a study conducted in 1995 by WYATT-PRUDENTIAL, to approximate, at December 31, 1992, GRD 1,300 billion. Schemes operated by PPC on behalf of its employees included a main pension plan, an auxiliary pension plan, medical benefits and lump sum payments. According to an actuarial study, the liability as of December 31, 1999 arising from the above insurance schemes amounted to approximately GRD 3,550 billion. Up to December 31, 1999, because of uncertainties regarding the level of the Company's legal obligations arising from the pension, medical and other benefit plans of its employees and pensioners, the Company was accounting for such costs on a cash basis. As further discussed in the following paragraphs, effective January 1, 2000, under Law 2773/99, the Greek State substitutes PPC in all insurance obligations towards its employees and pensioners.

Establishment of the PPC Personnel Insurance Organisation ("PIO")

According to Law 2773/1999, a public entity was established under the name "Public Power Corporation Personnel Insurance Organisation" ("PIO"), for the purpose of undertaking the social security schemes of the personnel and the pensioners of PPC, as they were at the date the Law was effected. Accordingly, effective January 1, 2000, PIO is responsible for the main and auxiliary pension insurance and the health and welfare insurance of its insured persons, as provided by Law 4491/1966. Law 2773/1999 and P.D.51/27.2.2001 among others, specify the following:

1. The study conducted by WYATT-PRUDENTIAL in 1995 (see above) for quantifying the "property" incorporated in the assets of PPC has, effective December 31, 1998, to be updated periodically under the same methodology and assumptions used by WYATT-PRUDENTIAL. The State fully acknowledges that the above "property" is incorporated in PPC accounts and substitutes PPC in all insurance liabilities towards its employees and pensioners. Payments made by the State to the PIO will be considered as a reduction of the above "property", as updated at any time.

2. The State shall transfer to PIO a percentage of the proceeds from any sale of the States PPC shares to third parties, equal to 20% for the first 25% of the shares sold and to 15% for any subsequent sale of shares.

3. Until the State establishes specific funds in its budget, PPC shall continue to cover all insurance costs of its personnel and pensioners. Effective January 1, 2000, PPC will be reimbursed by the State, within the framework described in item (1) above, for any difference between revenues and expenses of PIO, as well as for all expenses incurred by the Personnel Insurance Department of PPC and any other obligations that it may have.

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

4. PPC, by decision of its Board of Directors, shall concede to PIO, without any consideration, the ownership of buildings, vehicles, furniture and equipment of the kinder-gardens, medical centers, holiday camps and other facilities used by the Personnel Insurance Department of PPC at the time the Law enters into force. Any maintenance expenses shall be undertaken by PIO.
5. PPC shall continue, at least up to December 31, 2002, to render to PIO any support services necessary for the PIO operation (data processing, legal and technical services etc.) at an annual fee that will be agreed by both parties.
6. Any unexpected events that would create extraordinary insurance obligations (e.g. voluntary personnel retirement) are to be incurred by PPC.
7. Additional earnings of PIO will constitute a fee from the transmission system usage and a fee from the recovery of stranded costs.

In connection with the above:

- According to the pension studies discussed above, it is likely that the PIO's liabilities exceed its assets. Although PPC has no legal obligation to cover PIO's deficits, there is no guarantee that PPC will not be required to contribute in meeting future shortfalls.
- Fixed assets that will be transferred to PIO at no consideration (see (4) above), have been estimated to amount to approximately GRD 2 billion (net book value). A provision of an equal amount has been established in the accompanying financial statements (Note 18) in the period to December 31, 2000.
- Personnel insurance schemes transactions for the years ended December 31, 1998 1999 and 2000 and the six-months ended June 30, 2000 and 2001, are as follows:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Payments made by PPC for personnel insurance schemes	158,097	167,140	186,125	86,220	99,339
Less: Employees' and employer's contributions	115,041	121,389	125,011	62,120	62,301
Shortfall	43,056	45,751	61,114	24,100	37,038

The shortfall for the years 1998 and 1999 was charged to operations and is separately reflected in the accompanying statements of operations.

The shortfall for the year 2000 and the six months ended June 30, 2000 and 2001, plus advances to pensioners and reimbursable costs are reflected as amounts due from the PIO in the accompanying December 31, 2000, June 30, 2000 and June 30, 2001 balance sheets.

The amounts due from PIO are as follows:

	December 31,	June 30,	
	2000	2000	2001
Cumulative shortfall	61,114	24,100	98,152
Advances to pensioners	17,326	18,361	19,278
Costs reimbursable to PPC (see (3) above)	14,438	9,145	24,249
	92,878	51,606	141,679
Less: Collections from the State	0	0	(105,800)
	92,878	51,606	35,879

Costs reimbursable to PPC consist of: a) the PPC Personnel Division expenses, b) accrued pensioners' Christmas bonus and, c) cost of energy supplied to pensioners at discounted rates.

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

The PIO Board of Directors was appointed by a Ministerial Decision in August 2001, and, accordingly, final clearance and reconciliation of the amounts and balances with PIO has not yet been finalised.

On June 29, 2001, the Company collected from the State GRD 105,800 against the amounts due from PIO.

20. SHORT-TERM BORROWINGS:

At December 31, 1998, 1999 and 2000 and June 30, 2000 and 2001, the Company had outstanding repurchase agreements with two banks, under which the OAE bonds (Note 7) are used as collateral in obtaining short-term financing. The maturity of these repurchase agreements is in the range of 30 to 182 days, while the Company maintains the right to repurchase the bonds at a fixed price. The above repurchase agreements include a covenant that the Company should not cease to be a corporation controlled as to at least, 51% by the Greek State. These short-term borrowings are carried at amortised cost using the effective interest rate method.

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Face value of bonds given as collateral	33,525	21,262	9,830	18,563	7,430
Repurchase amount	37,095	23,139	10,324	19,158	7,554
Amount outstanding at year/ period end	35,355	21,997	10,144	18,568	7,430

21. LONG-TERM DEBT:

Amounts in the accompanying balance sheets are analysed as follows:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Bank loans	1,160,951	1,132,797	1,170,757	1,139,465	1,231,710
Bonds payable	291,146	434,915	564,343	482,405	565,749
Bills payable	1,337	1,242	1,173	1,200	1,147
	1,453,434	1,568,954	1,736,273	1,623,070	1,798,606
Less current portion:					
• Bank loans	144,192	134,293	198,743	120,427	190,823
• Bonds payable	124,317	114,051	0	52,925	0
• Bills payable	166	21	77	4	72
	268,675	248,365	198,820	173,356	190,895
Long-term portion	1,184,759	1,320,589	1,537,453	1,449,714	1,607,711

Long-term debt represents unsecured obligations of the Company. Certain loans and bonds include certain non-financial covenants, the most important of which are:

- The Company should not cease to be a corporation controlled as to at least 51% by the Greek State.
- The Company must not sell and distribute to end users less than 90% of all low and medium voltage electricity (not in excess of 22 kilovolts) consumed in the Republic of Greece during any period of 90 days (any reduction in such sales and distribution by the Company occurring only as a direct result of the implementation of EU Directive 96/92 as amended and/or supplemented will be disregarded for these purposes).

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

- The Company must inform the banks of any event which might have a material adverse effect on the financial conditions or operations of the Company or on its ability to comply with its obligations (unless any such changes occur only as a direct result of the implementation of the EU Directive 96/92 or any of its future amendments thereto or other EU Directives relating to energy policy).
- The Company is not in default in any, one or more, of its other debt obligations.
- The Company must inform the banks upon becoming aware of any litigation, arbitration or proceedings, which, if continued, could have a material adverse effect on the Company's business, assets or financial condition.
- The Company should not assign or transfer any of its rights, benefits and obligations under the loan agreements.

The total interest expense on long-term debt for the years 1998, 1999, 2000 and for the six months ended June 30, 2000 and June 30, 2001, amounted to GRD 156,076, GRD 120,896, GRD 106,337, GRD 52,458 and GRD 43,670, respectively and is included in financial expenses in the accompanying statements of operations (Note 34).

A further analysis of the Company's long-term debt based on currency denominations and interest rates (fixed or floating) is given below:

a) Bank loans and bonds denominated in foreign currencies bearing interest at fixed rates

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Japanese Yen (primarily bonds)	254,459	166,698	98,098	104,713	98,278
US dollar bonds	42,513	49,414	0	52,925	0
Euro bonds	0	165,670	306,675	168,905	306,675
	296,972	381,782	404,773	326,543	404,953

Bonds denominated in Japanese Yen were issued at various dates from 1988 through 1998. The interest rates are fixed in the range of 1.94% to 6.9% and 8.10% for a bond repaid in 1998.The bonds outstanding at June 30, 2001 are repayable in one balloon installment due in 2003.

Bonds denominated in US dollars were issued in November 1995 and repaid in November 2000. Interest rate was fixed at 7.25% throughout the term of the bond.

Bonds denominated in Euro were issued in 1999 (repayable in one balloon installment due in 2009) and 2000 (repayable in one balloon installment due in 2010) and bear interest at fixed rates of 4.50% and 6.25%, respectively, through their term.

b) Bank loans and bonds denominated in foreign currencies bearing interest at floating rates

	December 31,			June 30,	
	1998	1999	2000	2000	2001
US dollar loans	64,850	824	0	0	0
Deutsche Mark loans	225,714	227,420	233,879	231,831	233,879
Italian Lire bonds	0	58,182	59,834	59,318	59,834
Euro bonds and loans	4,372	85,346	189,994	188,354	265,299
	294,936	371,772	483,707	479,503	559,012

Bank loans and bonds in foreign currencies were obtained at various dates from 1990 through 2001. Interest rates as at December 31, 1998, 1999, 2000 and June 30, 2000 and 2001, ranged from 3.87%-

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

6.63%, 3.50%-7.09%, 5.26%-5.56%, 4.2%-4.98% and 4.66%-5.23%, respectively. The loans are repayable in semi-annual and/or balloon installments from 2001 through to 2008.

Bonds denominated in Italian Lire were drawn in January 1999 and bear interest at LIBOR (currently EURIBOR) plus a spread of 0.65% and are payable in one balloon installment in January 2004. In January 1999 the Company entered into a cross-currency and interest rate swap agreement in relation to these bonds.

In November 1996 the Company concluded a syndicated loan in Deutsche Marks. In April 1997 the Company entered into two currency Swap agreements for a part of the loan (DEM 402 million out of DEM 454 million). The loan is repayable in one balloon installment in November 2001. Interest rates on this loan as at December 31,1998, 1999 and 2000 and at June 30, 2000 and 2001, were 4.01%, 3.84%, 5.47% 4.79% and 4.96%, respectively.

The Company issued floating rate loans and bonds denominated in Euro, in December 1999 and in March 2000. In May 2000 and in April 2001, the Company entered into two interest rate swap agreements and effectively changed the floating interest rates (6 month EURIBOR and 6 month EURIBOR plus a spread of 0.4%) to fixed rates of 5.52% and 5.425%, respectively. The loan and bonds are repayable in two balloon installments in December 2004 and March 2007, respectively.

Weighted average interest rates for 1998, 1999, 2000 and for the six month periods ended June 30, 2000 and 2001 were 4.91%, 3.90%, 4.78%, 4.01% and 5.16% respectively.

c) Bank loans denominated in Greek Drachmae

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Greek Drachmae	568,240	511,512	537,689	509,353	492,901

Bank loans in Greek Drachmae were obtained at various dates from 1987 through 2001. Floating interest rates at December 31, 1998, 1999, 2000 and June 30, 2000 and 2001, ranged from 11.78%-15.86%, 9.58%-11.18%, 5.38%-8.62%, 8.08%-10.14% and 4.69%-5.61%, respectively. The loans outstanding at June 30, 2001 are repayable in semi-annual and/or balloon installments from 2001 through 2007.

Weighted average interest rates for 1998, 1999, 2000 and for the six month periods ended June 30, 2000 and 2001 were 16.16%, 11.14%, 8.47%, 9.04% and 5.42% respectively.

d) European Investment Bank ("EIB"):

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Foreign currency, fixed rate:					
—Swiss Franc	39,971	36,846	36,189	38,673	36,199
—Euro	17,703	30,329	38,572	38,239	52,046
—US dollar	13,468	14,348	14,397	15,368	15,798
—Yen	0	0	3,238	0	13,317
—Belgian Franc	2,325	2,179	2,056	2,221	2,055
	73,467	83,702	94,452	94,501	119,415
Greek Drachmae, floating rate	109,900	122,450	117,542	119,117	113,625
Fixed exchange rate Greek Drachmae, fixed interest rate	39,912	33,212	27,582	32,369	26,978
	223,279	239,364	239,576	245,987	260,018

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

The long-term loans with the EIB have been concluded at various dates from 1985 through 2001 and in various currencies. Interest rates for the loans denominated in foreign currencies are fixed in the range of 1.82%-8.1%. Interest rates for the loans denominated in Greek Drachmae at December 31, 1998, 1999, 2000 and June 30, 2000 and 2001, ranged from 11.17%-11.42%, 9.11%-9.40%, 4.72%-4.90%, 7.95%-8.24% and 4.28%-4.36%, respectively. The loans are repayable in annual installments from 2001 through 2016.

With respect to the loans obtained prior to 1992, which at December 31, 1998, 1999, 2000 and June 30, 2000 and 2001, amounted to GRD 39,912, GRD 33,212, GRD 27,582, GRD 32,369 and GRD 26,978, respectively, the Bank of Greece covered the exchange risk of these loans, following a Greek Monetary Committee decision in 1980 and a relevant Ministerial Decision in 1991 for the loans concluded in the period 1991 —1992. Accordingly, the exchange rate on these multi-currency loans is fixed for PPC and was set at the rates prevailing on the date of conversion into Greek Drachmae. In return for the Bank of Greece assuming the exchange risk, PPC pays a premium, which, is calculated on the difference between the interest rate on each currency of the loan and the Greek Postal Savings Banks interest rate for loans to Public Sector minus 1.5% until 1990. In 1991-92, the premium was calculated on the difference between the interest rate of each currency of the loan and the average rate of the quotations of four major banks minus 1.5%. Interest rates for these loans at December 31, 1998, 1999, 2000 and June 30, 2000 and 2001, ranged from 13.38%-17.00%, 11.65%-17.00%, 7.06%-13.50%, 10.03%-13.5% and 6.40%-8.50%, respectively.

The Greek State guarantees loans from EIB. In exchange, PPC pays to the Greek State a commission in the range of 0.40% to 1.00% on the outstanding balance of the loans guaranteed.

PPC is obliged to comply with certain non financial covenants the most important of which are:

- The Company must inform the EIB of any material change to any of the Acts relating to its constitution and functions and of any change in controlling ownership.
- To furnish the EIB with progress information for the projects financed by the respective loans.
- To submit for approval any significant change in project plan or expenditure.
- The Company must inform the EIB in the event of a significant reduction in the value of the Company's assets (other than any reduction caused by the implementation of the EU Directive 96/92).
- Should the total cost of the respective projects fall significantly below those stipulated in the loan agreement the EIB may demand proportional prepayment of the related loan.
- To maintain, repair and overhaul all property forming part of the related projects.
- The Company shall (unless the EIB has consented otherwise) retain title to all assets comprising the project.
- The Company is not in default in any of its other debt obligations.

Weighted average interest rates for loans denominated in Greek Drachmae for 1998, 1999, 2000 and for the six month periods ended June 30, 2000 and 2001 were 14.57%, 9.74%, 8.21%, 8.78% and 4.27% respectively.

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

e) Project financing:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Floating rate:					
—Deutsche Mark	19,126	17,280	15,680	16,581	15,680
—Euro	32,072	33,701	32,478	33,328	31,935
—French Franc	1,488	501	0	0	0
—US dollar	1,063	0	0	0	0
—Swiss Franc	652	0	12,281	0	25,681
—Belgian Franc	425	286	147	219	74
	54,826	51,768	60,586	50,128	73,370
Fixed rate:					
—US dollar	6,033	5,670	5,250	5,566	5,152
—Swiss Franc	9,148	7,086	4,692	5,990	3,200
	15,181	12,756	9,942	11,556	8,352
	70,007	64,524	70,528	61,684	81,722

The above amounts represent promissory notes or long-term credits obtained to finance specific supply contracts. These were obtained at various dates from 1981 to 2000 and are repayable in semi-annual installments from 2001 to 2013. Interest rates on fixed rate credits are in the range 4.00%-7.5%. Interest rates on floating rate credits at December 31, 1998, 1999, 2000 and June 30, 2000 and 2001, ranged from 4%-5.5%, 3.6%-4.51%, 5.57%-6.01%, 4.48%-5.7%, and 4.92%-5.82%, respectively.

Weighted average interest rates for 1998, 1999, 2000 and for the six month periods ended June 30, 2000 and 2001 were 5.09%, 3.74%, 4.44%, 4.37% and 4.06% respectively.

The annual repayment schedule for the next five years of the total long-term debt, based on the exchange rates as at December 31, 2000 (for years ending December 31) and June 30, 2001 (for years ending June 30), is as follows:

Year ending December 31,		Year ending June 30,	
2001	198,819	2002	190,895
2002	155,256	2003	349,428
2003	390,537	2004	263,553
2004	253,310	2005	230,712
2005	85,473	2006	98,728
2006 and thereafter	652,878	2007 and thereafter	665,290
	1,736,273		1,798,606

The fair value of bonds that are publicly traded at December 31, 1998, 1999, 2000 and June 30, 2000 and 2001 totaled GRD 42,991, GRD 252,710, GRD 450,866, GRD 360,390 and GRD 452,633, while their respective carrying amount as at December 31, 1998, 1999, 2000 and June 30, 2000 and 2001 totaled GRD 42,513, GRD 273,266, GRD 468,734, GRD 382,491 and GRD 468,734.

The fair value of fixed rate long-term bonds for which there are no quoted market prices (based on discounted cash flow analysis) at December 31, 1998, 1999, 2000 and at June 30, 2000 and 2001 amounted to GRD 231,850, GRD 166,297, GRD 98,208, GRD 103,415 and GRD 101,110,

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

respectively, while their respective carrying amount as at December 31, 1998, 1999, 2000 and June 30, 2000 and 2001 totaled GRD 223,771, GRD 161,648, GRD 95,608, GRD 100,777, and GRD 97,015 respectively.

The fair values of long-term loans with floating interest rates approximate their carrying amounts.

22. FINANCIAL INSTRUMENTS:

Swap Agreements: At June 30, 2001 the Company had two currency swap agreements, one interest rate and cross currency swap agreement and six interest rate swap agreements outstanding:

Currency Swap Agreements: Two agreements were concluded in April 1997 for a period of four years through November 22, 2001 under which the Company receives interest at a rate equal to three month LIBOR (currently EURIBOR) plus 0.375%-0.40% on a total capital of DEM 402 million and pays interest at rates equal to three month ATHIBOR (currently EURIBOR) plus 0.10% and 0.19% on a total capital of GRD 64 billion .

Cross Currency and interest rate Swap Agreements: One agreement was concluded in January 1999 for a period of five years through January 8, 2004 under which the Company receives interest at a rate equal to six month LIBOR (currently EURIBOR) plus 0.65% on a nominal amount of Italian Lira 340 billion and pays interest at a fixed rate of 1.175% on a nominal of Yen 25 billion.

Interest Rate Swap Agreements:

- An agreement was concluded in May 2000 for a period of four years through December 3, 2004 for an amount of € 250 million. Under this agreement, the Company receives interest at a rate equal to six month EURIBOR and pays interest at a fixed rate of 5.52%.
- An agreement was concluded in April 2001 for a period of six years through March 2, 2007 for an amount of € 300 million. Under this agreement, the Company receives interest at a rate equal to six month EURIBOR plus a spread of 0.4% and pays interest at a fixed rate of 5.425%.
- An agreement was concluded in April 2001 for a period of four years through May 30, 2005 for an amount of € 73 million. Under this agreement, the Company receives interest at a rate equal to six month EURIBOR plus a spread of 0.6% and pays interest at a fixed rate of 5.3475%.
- An agreement was concluded in April 2001 for a period of five years through May 23, 2006 for an amount of € 147 million. Under this agreement, the Company receives interest at a rate equal to six month EURIBOR plus a spread of 0.3% and pays interest at a fixed rate of 5.03%.
- An agreement was concluded in June 2001 for a period of six years through August 23, 2007 for an amount of € 73 million. Under this agreement, the Company receives interest at a rate equal to six month EURIBOR plus a spread of 0.3% and pays interest at a fixed rate of 5.275%.
- An agreement was concluded in June 2001 for a period of six years through September 3, 2007 for an amount of € 117 million. Under this agreement, the Company receives interest at a rate equal to six month EURIBOR plus a spread of 0.3%-0.325% and pays interest at a fixed rate of 5.347%.

The impact of these hedging transactions for the years ended December 31, 1998, 1999, 2000 and for the six month ended June 30, 2000 amounted to loss of GRD 922, GRD NIL, GRD 407 and GRD 47, respectively.

As at December 31, 2000, the swap agreements were measured at their fair values in accordance with IAS 39 and the resulting transitional adjustment (net loss) of GRD 14,838 has been included in equity as an adjustment to the opening balance of accumulated deficit.

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

At June 30, 2001, none of the above instruments met the criteria for hedge accounting and accordingly the change in their fair values which totaled GRD 2,407 (loss) is included in financial expenses in the accompanying statement of operations for the six months ended June 30, 2001.

23. DEFERRED SUBSIDIES AND CUSTOMERS' CONTRIBUTIONS:

PPC obtains subsidies from the European Union through the Greek State in order to fund specific projects. In addition PPC customers (including State and Municipalities) are required to participate in the funding of the initial network connection cost (meters, substations, network connections etc.) or other infrastructure.

The above subsidies are recorded upon collection and are reflected in the balance sheet as deferred income. Such amounts are amortised over the useful life of the related assets when these are put in operation. Subsidies' amortisation is recorded against depreciation charge (Note 32).

Amounts in the accompanying balance sheets are analysed as follows:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Cost:					
—Subsidies	195,013	204,570	204,742	204,580	211,727
—Customers' contributions	236,558	271,340	310,313	291,212	334,955
—Other	0	0	(192)	0	(191)
	431,571	475,910	514,863	495,792	546,491
Accumulated Amortisation:					
—Subsidies	66,294	75,968	85,029	80,579	89,208
—Customers' contributions	64,335	80,508	99,065	89,167	108,977
—Other	0	0	(192)	0	(191)
	130,629	156,476	183,902	169,746	197,994
Net Book Value:					
Subsidies	128,719	128,602	119,713	124,001	122,519
Customers	172,223	190,832	211,248	202,045	225,978
	300,942	319,434	330,961	326,046	348,497

The amount of subsidies and customers' contributions collected during the years 1998, 1999 and 2000 and the six months ended June 30, 2000 and 2001, totaled GRD 43,887, GRD 44,339, GRD 38,953, GRD 19,882 and GRD 31,627 respectively.

The amortisation of subsidies and customers' contributions during the years 1998, 1999 and 2000 and the six months ended June 30, 2000 and 2001, totaled GRD 23,971, GRD 25,853, GRD 27,422, GRD 13,269 and GRD 14,091 respectively.

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

24. OTHER NON-CURRENT LIABILITIES:

Other non-current liabilities are analysed as follows:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Tax assessments 1989-1999 (Note 16)	24,948	26,039	14,144	14,144	10,608
TAP – HEAP reserve	8,312	8,312	8,312	8,312	8,312
Hellenic Petroleum (non current portion)	3,909	0	0	0	0
Customers' deposits	72,853	80,657	89,376	84,650	93,949
Tax on fixed assets' revaluation (Note 12)	0	0	1,253	0	0
Unrealised loss on swap valuation	0	0	0	0	24,008
Other	1,180	450	289	311	270
	111,202	115,458	113,374	107,417	137,147

TAP-HEAP Reserve: The amount represents a reserve for personnel retirement indemnities established by TAP-HEAP the insurance fund of HEAP, an electric utility company which was absorbed by PPC in 1985. The amount has been classified as a non-current liability to PIO which was established in late 1999 (Note 19).

Hellenic Petroleum: Is the Company's main supplier of liquid fuel. The amount of GRD 3,909, represents the last installment of an amount relating to fuel supplies prior to 1991, the settlement of which was made in nine annual installemnts of GRD 3,909 each, from 1992 to 2000.

Customers' deposits: The amount relates to deposits made from customers upon initial connection to the transmission and/ or distribution networks and is considered as a coverage of unbilled consumption outstanding as of any time. Such deposits are refundable (non-interest bearing) upon termination of connection by the customer. As the refund of such amounts is not expected to be realised within a short period of time the amounts are classified as long term liabilities.

25. SHARE CAPITAL:

Under its enabling statute of 1950, PPC was established as a "Public Corporation belonging entirely to the Greek State, operating for the public interest under the supreme inspection and control of the State". A subsequent legislative Decree provided PPC with a special legal status among enterprises within the State sector, stipulating that PPC was not subject to legislative provisions regulating the State sector generally, but rather subject to such provisions only when specifically mentioned. A Presidential Decree in 1985 stipulated that PPC is a public sector corporation, belonging to the Greek State, operating with full administrative, legal and financial autonomy, under the supervision of the Greek State. Until December 31, 2000, the State's special ownership of PPC was evidenced by statute and not by shares or stock in any form. Paid-in capital of GRD 38,797 in the accompanying balance sheets reflects actual cash contribution by the State to PPC.

Under Law 2773 and pursuant to Presidential Decree 333/2000, PPC was transformed, effective January 1, 2000 into a societe anonyme wholly owned by the State for the purpose of carrying on the business of an electricity company. Law 2773 also ratified the Articles of Incorporation of PPC which specifies, among other things, the following:

- The Greek State is not permitted to hold less than 51% of the voting shares of PPC, after any increase in its share capital.
- In case the participation percentage of a shareholder or affiliated companies exceeds in total 5% of PPC's share capital, such shareholder will not have the right to vote at the general assembly for the percentage of his shareholding exceeding 5%.

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

- The Company's fiscal year ends at December 31 of each year. Exceptionally, the Company's first fiscal year will be concluded at the end of the year succeeding the year of PPC's transformation into a *société anonyme*.
- The life of the company was set for 100 years.

The share capital of PPC S.A. was set at GRD 220 billion consisting of 220 million common registered shares of Greek Drachmae one thousand par value each. At December 31, 2000, PPC made transfers from equity accounts to set up the share capital of GRD 220 billion, as analysed below:

Contributions by the Greek State	38,797
Revaluation surplus of machinery under law 1731/1987 (Note 12)	164,321
Revaluation surplus of buildings under Ministerial Decision 2665/1988 (Note 12)	7,649
Revaluation surplus (part of) of land under Ministerial Decision 2665/1988 (Note 12)	9,233
	181,203
	220,000

26. RESERVES:

Amounts in the accompanying balance sheets are analysed as follows:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Tax free (Law 2238/94)	871	3,764	3,764	3,764	3,764
Tax free	19,119	27,918	27,361	27,361	27,361
Specially taxed reserves	37,831	38,540	38,517	38,517	38,517
Securities valuation surplus (Note 7)	8,209	10,179	7,825	7,963	7,131
	66,030	80,401	77,467	77,605	76,773

Tax free and specially taxed reserves represent interest income which is either free of tax or a 15% tax is withheld at source. This income is not taxable, assuming there are adequate profits from which respective tax free reserves can be established. However, if distributed, such reserves are subject to income tax.

27. LEGAL RESERVE:

Under Greek corporate law, corporations are required to transfer a minimum of five percent of their annual net profit as reflected in their statutory books to a legal reserve, until such reserve equals one-third of the paid-in share capital. This reserve can not be distributed through the life of the company. The accumulation of such reserve will apply to the Company effective the year ending December 31, 2001, following its transformation into a *société anonyme* (Note 1).

28. DIVIDENDS:

Under Greek corporate law, companies are required each year to declare from statutory profits dividends of at least 35% of after-tax profit, after allowing for the legal reserve, or a minimum of 6% of the paid-in share capital, whichever is greater. However, the Company can waive such dividend with the unanimous consent of its shareholders.

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

Furthermore, Greek corporate law requires certain conditions to be met before dividends can be distributed which are as follows:

(a) No dividends can be distributed to the shareholders as long as the Company's net equity, as reflected in the statutory financial statements, is, or after such distribution, will be less than the outstanding capital plus non-distributable reserves.

(b) No dividends can be distributed to the shareholders as long as the unamortised balance of "Pre-operating Expenses", as reflected in the statutory financial statements, exceeds the aggregate of distributable reserves plus retained earnings.

The above will apply to the Company effective January 1, 2001, following its transformation into a *société anonyme* (Note 1).

Based on paragraph 4, art. 30 of Tax Law 2579/98, PPC was obliged to distribute as a dividend to the Greek State, through its annual distribution of profits, an amount equal to the 10% of its earnings (excluding gains from the sale of marketable securities) before tax. Such dividends were subject to 35% income tax. In this respect PPC declared dividends of GRD 931 and GRD 1,730 from the profits of 1998 and 1999, respectively. No dividend distribution was made in 2000 as the Company reported losses.

29. COMMITMENTS AND CONTINGENCIES:

(a) Construction Program: The Company is engaged in a continuous construction program, currently estimated to approximately GRD 1,350 billion over a four year period from 2001 to 2005. These expenditures are planned to be focused primarily on the Distribution and Generation units. The program is subject to periodic review and revision and actual construction costs may vary from the above estimate because of numerous factors, including changes in business conditions, changes in environmental regulations, increasing costs of labor, equipment and materials and cost of capital.

(b) Agreement with WIND: In August 2001, the Company's wholly owned subsidiary PPC Telecommunications Services S.A. together with its subsidiary Evergy S.A. entered into an agreement to form a new company with WIND (an Italian telecoms provider, the shareholders of which are ENEL S.p.A. and France Telecom). The new company plans to enter the fixed and fixed wireless communications as well as multimedia and internet services in Greece. The Company's total estimated equity contribution into this new company is expected to be within the range of GRD 24 billion to GRD 55 billion. The Company will also construct a fibre-optic network along its existing lines (an investment which is expected to amount to GRD 10 billion) which will in turn be leased to the new company.

(c) Insurance Coverage: The Company's property, plant and equipment are located all over Greece and therefore risk of major loss is reduced. PPC does not carry any form of insurance coverage on its property, plant and equipment, save for its information technology equipment.

(d) Ownership of Property: According to a study performed by an independent law firm, major matters relating to the ownership of PPC's assets, are as follows:

1. Public Power Corporation S.A. is the legal successor to all property rights of the former PPC legal entity. Its properties are for the most part held free of encumbrances. Although all property is legally owned, legal title in land and buildings will not be perfected and therefore title may not be enforced against third parties until the property is registered at the relevant land registry in the Company's name. PPC is in the process of registering this property free of charge at the relevant land registries following a simplified registration procedure. Such process is expected to be finalised by June 2002.

2. In a number of cases, expropriated land, as presented in the expropriation statements, differs (in quantitative terms), with what PPC considers as its property.

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

3. All agricultural land acquired by PPC through expropriation in order to be used for the construction of hydroelectric power plants, will have to be transferred, following a decision of PPC's Board of Directors and a related approval by the Ministry of Development, to the State, at no consideration, if the purpose for which it was expropriated has been satisfied.

(e) *Litigation and Claims:* The Company is a defendant in several legal proceedings arising from its operations with a total potential exposure of approximately GRD 345 billion, as further analysed below:

1. **Claims with contractors and suppliers:** A number of contractors and suppliers have raised claims against the Company, mainly for disputes in relation to the construction and operation of power plants. These claims are either pending before courts or in arbitration and mediation proceedings. The total amount involved is approximately GRD 85 billion. In most cases the Company has raised counter claims which are not reflected in the accounting records until the time of collection.

2. **Fire incidents on the island of Crete:** A number of individuals on the island of Crete have raised claims against the Company for damages incurred as a result of alleged electricity-generated fires. The cases relate mainly to the years 1993 through 1996 and the total amount involved is approximately GRD 16 billion.

3. **Claims by employees:** Company's employees are claiming the amount of GRD 44 billion, for allowances and other benefits that according to the employees should have been paid by the Company. The majority of the above amount relates to periods prior to 1996.

4. **Claims by pensioners:** approximately 6,500 pensioners have filed an action before the European Court in Strasbourg in April 2000, seeking to overturn a final judgement of the Greek Supreme Administrative Court relating to the calculation of the annual adjustment of pensions. The amount involved is estimated at GRD 200 billion. The accompanying financial statements do not include any provision for this claim as, according to a legal opinion obtained by the Company, any liability involved lays with the PIO (Note 19).

For the amounts under (1), (2) and (3) above, the Company has established provisions which, at June 30, 2001 totaled approximately GRD 40 billion (Note 18).

(f) *Arbitration:* The Company is in arbitration proceedings with one of its high voltage customers for the revision of the price at which electricity is supplied (under a contract, which expires in the year 2006). The arbitration proceeding commenced in February 1999 and relates to the electricity supplied or to be supplied during the period for January 1, 1999 to December 31, 2001. The amount claimed by the Company approximates GRD 5,260, while the customer has submitted a counter claim which if accepted will reduce the Company's claim by approximately 35%. The last hearing has been set for December 2001.

(g) *Environmental obligations:* Following an assessment of PPC's operations by an independent environmental consulting firm, the Company believes that approximately GRD 145 billion of investment in environmental, health and safety matters will be required over the forthcoming ten years in present value terms. The above amount represents only an indication of the probable investment needs. The precise investments will depend upon a number of factors, such as the demand for electricity in the future, PPC's long term business strategy, the regulatory environment and also the future level of enforcement of environmental laws and regulations in Greece.

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

Key uncertainties that may influence the final level of environmental investment which PPC will be required to make over the forthcoming decade, include:

1. Several Environmental Permits and operating Licences have yet to be obtained by individual PPC operating units. This includes the mines, Megalopolis A power station, some of the hydroelectric stations and a large part of the national transmission network.

2. Construction operations at the Messochora Dam on the Acheloos river have been halted, as the Environmental Permit for the project as a whole, has not been granted by the State. The study has assumed that the dam may be completed in appoximately three years, but the process may take longer due to delays in the decision making process. To-date PPC has invested approximately GRD 100 billion in this project.

3. Under IPPC (Integrated Pollution Prevention and Control), the definition of Best Available Techniques for Large Combustion Plants have yet to be agreed. These, and the amendments to the Large Combustion Plant Directive will: 1) require investments at PPC's larger thermal power plants stations, 2) reduce the hours of operation of its oil fired stations and 3) bring forward closure of its Megalopolis A and B plants.

4. The Kyoto protocol, if ratified by the European Union, may require the Company to reduce CO2 (carbon dioxide) emissions. This could include the substitution of old power plants with modern, natural gas combined cycle power plants, an increase in the share of renewable energy, implementation of combined heat and power plants or recovery and storage of CO2 from flue gases.

5. The extent of contaminated land has yet to be defined for many of PPC's installations. At present, there appears to be no requirement for large scale remediation projects at PPC's sites in the short term, and it is unlikely that this will be required at the mining areas or at the lignite stations for the forseeable future. Remediation, however, may be warranted at some of the firm's oil-fired stations, and depots and of its underground cables in the future.

6. Limited studies on the presence of asbestos-containing materials have been undertaken by the Company, but these are not comprehensive. Costs may be incurred across certain of PPC's operations, once comprehensive surveys have been carried out.

7. Exposure of the public to electromagnetic fields from PPC's transmission lines and sub stations, is considered to be substantially less than the exposure guidelines thresholds (100 μT for magnetic fields) developed by the International Commission on Non Listing Radiation Protection (ICNIRP) and CENELEC.

30. REVENUES:

The amounts in the accompanying statements of operations, are analysed as follows:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Energy sales:					
—High voltage	60,463	60,171	79,744	38,300	38,749
—Medium voltage	149,826	160,070	175,448	80,536	88,486
—Low voltage	629,691	676,813	711,093	353,251	369,005
	839,980	897,054	966,285	472,087	496,240
Other (Note 15)	8,862	9,192	11,042	5,309	5,643
	848,842	906,246	977,327	477,396	501,883

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

Unbilled revenue for the years ended December 31,1998, 1999 and 2000 as well as the six-month periods ended June 30, 2000 and 2001, were as follows:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Medium voltage	6,998	7,320	8,202	7,805	8,672
Low voltage	47,372	49,541	52,333	51,504	53,921
	54,370	56,861	60,535	59,309	62,593
Less: Prior year's provision	(49,653)	(54,370)	(56,861)	(56,861)	(60,535)
	4,717	2,491	3,674	2,448	2,058

31. PAYROLL COST:

The amounts in the accompanying statements of operations, are analysed as follows:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Total payroll cost	321,620	341,645	354,484	178,550	182,901
Less:					
—Capitalisation of payroll to fixed assets	(38,941)	(40,645)	(41,617)	(20,916)	(20,204)
—Payroll cost included in fossil fuel production	(65,392)	(69,163)	(72,349)	(36,012)	(36,099)
—Payroll cost of PIO, claimed from the State (Note 19)	—	—	(7,122)	(3,363)	(3,956)
	217,287	231,837	233,396	118,259	122,642

32. DEPRECIATION AND AMORTISATION:

The amounts in the accompanying statements of operations are analysed as follows:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Depreciation on fixed assets (Note 12)	84,710	94,188	109,672	48,307	57,225
Plus:					
—Software amortisation	110	423	637	279	316
Less:					
—Amortisation of deferred subsidy income (Note 23)	(23,971)	(25,853)	(27,422)	(13,269)	(14,091)
—Depreciation included in fossil fuel consumption	(7,350)	(8,129)	(9,846)	(4,560)	(4,655)
	53,499	60,629	73,041	30,757	38,795

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

33. OTHER EXPENSES:

The amounts in the accompanying statements of operations are analysed as follows:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Transportation and travelling expenses	8,906	8,653	8,556	4,041	3,878
VAT non-refundable	—	—	7,062	7,062	—
Other	5,932	6,127	8,821	5,197	3,005
	14,838	14,780	24,439	16,300	6,883

34. FINANCIAL EXPENSES:

The amounts in the accompanying statements of operations are analysed as follows:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Interest expense	156,076	120,896	106,337	52,458	43,670
Amortisation of loans' issuance and other fees	1,714	1,449	1,097	592	539
Duties on interest expense	5,727	5,523	3,592	2,202	1,232
Other	3,487	4,003	3,807	1,209	2,799
	167,004	131,871	114,833	56,461	48,240

35. OTHER INCOME (EXPENSE), NET:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Subsidies on expenses	1,459	800	2,339	1,154	1,131
Gain from retirement of fixed assets (note 12)	2,489	3,069	3,482	1,562	1,981
Gain from sale of securities	871	2,893	0	0	0
Gain (loss) on sale of materials	713	1,215	17	(140)	155
Penalty clauses	644	594	2,457	176	1,543
Tax on statutory revaluation of fixed assets	0	0	(2,507)	0	0
Other	3,062	4,143	(553)	2,737	(2,633)
	9,238	12,714	5,235	5,489	2,177

36. SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN GREEK GAAP AND IAS

As further discussed in Note 3(a) above, the accompanying financial statements have been based on the statutory financial statements, appropriately adjusted and reclassified for conformity with the standards prescribed by the International Accounting Standards Committee. The significant differences applicable to the Company's financial statements, are described below:

Reconciliation of shareholders' equity (deficit) and net income (loss) from Greek GAAP to IAS

The following reconciliation table ("Reconciliation Table") summarises the significant adjustments to shareholders' equity for the years ended December 31, 1998, 1999 and 2000 and the six months ended June 30, 2000 and 2001, that were applied to the statutory financial statements in order to comply with IAS (amounts in millions of Greek Drachmae):

		December 31,			June 30,	
	Item	1998	1999	2000	2000	2001
Shareholders' equity per Greek GAAP		341,650	360,191	408,571	381,805	454,104
—Account for fixed assets subsidies and customers' contributions as deferred income rather than as part of the shareholders' equity	a	(300,942)	(319,434)	(333,185)	(326,045)	(350,721)
—Reverse fixed assets statutory revaluation	b	(102,686)	(91,115)	(124,404)	(86,080)	(120,512)
—Account for deferred income taxes	c	291	(301)	(2,236)	2,688	2,989
—Account for marketable securities and financial instruments at fair values	d	7,993	9,963	7,608	7,746	(10,893)
—To defer and amortise loan fees and expenses	e	1,841	5,048	6,485	5,177	6,012
—Fixed assets' depreciation	f	61,093	68,097	75,434	71,514	79,029
—Other		3,498	2,263	2,581	(681)	847
		(328,912)	(325,479)	(367,717)	(325,681)	(393,249)
Shareholders' equity per IAS		12,738	34,712	40,854	56,124	60,855

The Reconciliation Table below summarises the significant adjustments to net income (loss) for the years ended December 31, 1998, 1999 and 2000 and the six months ended June 30, 2000 and 2001, that were apllied to the statutory financial statements in order to comply with IAS (amounts in millions of Greek Drachmae):

		December 31,			June 30,	
	Item	1998	1999	2000	2000	2001
Net income (loss) per Greek GAAP		(22,066)	1,780	(10,390)	15,002	27,436
—Account for fixed assets subsidies and customers' contributions as deferred income rather than part of the shareholders' equity	a	0	0	0	0	0
—Reverse depreciation on fixed assets statutory revaluation surplus	b	14,510	11,571	11,703	5,034	3,891
—Account for deferred income taxes	c	(1,763)	(592)	(1,934)	2,989	5,225
—Account for marketable securities and financial instruments at fair values	d	0	0	0	0	(2,408)
—To defer and amortise loan fees and expenses	e	963	3,206	1,438	129	(474)
—Adjust fixed assets' depreciation rates	f	9,373	7,004	7,341	3,418	3,591
—Other		(2,015)	(1,198)	312	(3,040)	(1,728)
		21,068	19,991	18,860	8,530	8,097
Net income (loss) per IAS		(998)	21,771	8,470	23,532	35,533

a. ***Subsidies for fixed assets and customers' contributions:*** Under Greek GAAP subsidies and customers' contributions received to finance the purchase and/or acquisition of fixed assets are recorded as a reserve under equity and are amortised on a straight line basis over the useful life of the asset to which they relate. Under IAS subsidies and customers' contributions received to finance the purchase and/or acquisition of fixed assets are recorded as a deferred income under non-current liabilities and are amortised on a straight line basis over the useful life of the asset to which they relate.

b. ***Statutory revaluation of fixed assets:*** As further discused in Note 12 above, in accordance with Greek tax legislation, fixed assets are periodically revalued (usually every four years). These revaluations are based on (non-industry specific) indices, which are determined by the Government, through Ministerial Decisions. These statutory revaluations do not meet the criteria required by IAS 16 "Property, plant and equipment" and accordingly have been reversed in the accompanying financial statements.

c. ***Deferred income taxes:*** Greek GAAP does not permit accounting for deferred taxes. As further discused in Note 16 above, IAS requires deferred taxes to be accounted for.

d. ***Valuation of marketable securities and financial instruments:*** Under Greek GAAP marketable securities are accounted for at the lower of cost or fair value, while there is no guidance as to the accounting of financial instruments. As further discused in Note 4 above, IAS requires accounting for marketable securities and financial instruments at fair value.

e. ***Loan fees and expenses:*** Under Greek GAAP loan fees and expenses are accounted for on a cash basis or may be deferred and amortised over a period of five years, at maximum. The Company, for statutory reporting purposes, accounts for such costs on a cash basis. Under IAS such costs are deferred and amortised over the life of the facility to which they relate. If any debt facilities have been modified from their original terms, the associated debt costs that have been deferred should be written-off/amortised over a different period depending on the terms that have changed.

f. ***To account for depreciation on mining equipment and transmission lines in accordance with useful lives rather than statutory depreciation rates:*** Under Greek GAAP depreciation is calculated based on rates determined by the tax authorities which may differ from the fixed assets' estimated useful lives based on which depreciation is accounted for under IAS.

37. SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IAS AND U.S. GAAP

The financial statements are prepared in accordance with International Accounting Standards ("IAS"), which differs in certain aspects from generally accepted accounting principles in the United States ("U.S. GAAP"). The significant differences applicable to the Company's financial statements are described below:

Reconciliation of shareholders' equity (deficit) and net income (loss) from IAS to U.S. GAAP

The following reconciliation table ("Reconciliation Table") summarises the significant adjustments to shareholders' equity for the years ended December 31, 1998, 1999 and 2000 and the six months ended June 30, 2000 and 2001, that would be required if U.S. GAAP had been applied instead of IAS (amounts in millions of Greek Drachmae):

		December 31,			June 30,	
	Item	1998	1999	2000	2000	2001
Shareholders' equity per IAS		12,738	34,712	40,854	56,124	60,855
—Capitalised interest, net of depreciation	a	92,517	107,886	123,434	111,331	128,328
—Derivatives and hedging	b	—	—	—	—	—
—Impairment losses	c	—	—	—	—	—
—Employees benefit plans	d	—	—	—	—	—
—Income Taxes	f	(32,381)	(37,760)	(43,202)	(38,966)	(44,915)
		60,136	70,126	80,232	72,365	83,413
Shareholders' equity per U.S. GAAP		72,874	104,838	121,086	128,489	144,268

The Reconciliation Table below summarises the significant adjustments to net income (loss) for the years ended December 31, 1998, 1999 and 2000 and the six months ended June 30, 2000 and 2001, that would be required if U.S. GAAP had been applied instead of IAS (amounts in millions of Greek Drachmae):

		December 31,			June 30,	
	Item	1998	1999	2000	2000	2001
Net income (loss) per IAS		(998)	21,771	8,470	23,532	35,533
Capitalised interest, net of depreciation	a	15,925	15,370	15,548	3,444	4,893
Derivatives and hedging	b	—	—	—	—	—
Impairment losses	c	—	—	—	—	—
Employees benefit plans	d	—	—	—	—	—
Income taxes	f	(5,774)	(5,380)	(5,442)	(1,205)	(1,713)
		10,151	9,990	10,106	2,239	3,180
Net income per U.S. GAAP		9,153	31,761	18,576	25,771	38,713
Earnings per share U.S. GAAP		42	144	84	117	176
Weighted average shares outstanding (000's)		220,000	220,000	220,000	220,000	220,000

a. ***Capitalisation of Interest:*** IAS generally require the immediate expensing of interest (benchmark treatment), while, as an allowed alternative treatment, it permits the capitalisation of borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset. Capitalised interest is depreciated over the useful life of the related asset. The Company follows the benchmark treatment.

Under U.S. GAAP capitalisation of interest is required and there is no requirement to match loans to specific assets under construction. Interest capitalised should not exceed interest expense for any year/period and is depreciated over the estimated useful life of the related fixed assets.

b. ***Derivatives and hedging:*** Prior to December 31, 2000, the general principles under U.S. GAAP and IAS relating to derivatives and hedge accounting are similar. However, U.S. GAAP was more prescriptive than IAS. Accordingly, certain derivatives may qualify as hedge instruments in accordance with IAS but not under U.S. GAAP. Moreover, under IAS application of hedge accounting though interest risk management on a portfolio or net exposure basis is considered acceptable. Under U.S. GAAP such hedging is generally precluded.

With effect from January 1, 2001 the Company has adopted IAS 39 "Financial Instruments: Recognition and Measurement". With respect to derivatives and hedging activities IAS 39 is similar to the requirements of Statement of Financial Accounting Standards No. 133 "Derivatives and Hedging".

In view of the company's limited use of derivatives and hedge accounting there are no differences between IAS and U.S. GAAP applicable to the company in any of the periods presented.

c. ***Impairment losses:*** IAS requires that the recoverable amount of an asset should be estimated whenever there is an indication that the asset may be impaired. In addition, it requires an impairment loss to be recognised when the carrying amount of an asset exceeds its recoverable amount—generally its value in use. IAS also provides that the value in use of an asset is the present value of the future cash flows expected to arise from its continued use over its remaining useful life and from its disposition. IAS requires that an impairment loss in prior years should be reversed if the circumstances giving rise to the impairment loss no longer exist.

Under U.S. GAAP an asset is only considered to be impaired when the carrying value of the asset exceeds the undiscounted cash flows generated by the asset. Any impairment loss is then calculated as the difference between the carrying amount of the asset and the fair value of that asset. Usually the fair value is determined using discounted cash flows. Any impairment loss recorded in prior years may not be reversed even if the circumstances giving rise to the impairment no longer exist.

d. ***Employees benefit plan and subsidised energy provided to employees and former employees:*** Employees of the company are entitled to participate in a defined benefit pension plan. In addition, employees and former employees are entitled to receive electricity at subsidised prices. Both IAS and U.S. GAAP are similar in the measurement of the employee benefit obligation, the attribution of those benefits to periods of employees' service, and the use of actuarial assumptions to calculate the actuarial present value of those benefits. However, U.S. GAAP is more prescriptive with regard to the actuarial assumptions and the methodologies used. With regard to other post retirement benefits like the subsidised energy U.S. GAAP requires that the cost of such benefits to be allocated on a straight-line basis unless the plan formula is front-loaded.

In measuring its defined benefit liability under IAS, an entity should recognise past service costs as an expense on a straight-line basis over the average period until the benefits become vested. If the benefits are vested immediately following the changes to a defined benefit plan, an entity should recognise past service cost immediately. Under U.S. GAAP, immediate recognition of prior service cost to a retroactive scheme amendment is permitted only if the employer does not expect to obtain any future economic benefits from the amendment. Typically, U.S. GAAP would require amortisation of equal amounts of prior service cost related to pensions in each future year of service of each active participant, without regard to whether they are vested, though use of a more rapid method of amortisation is permitted.

For pension benefits, but not other post retirement benefits, U.S. GAAP requires recognition of at least the unfunded accumulated pension benefit obligation on the balance sheet, whereas IAS does not. As a result of that minimum liability provision, the liability recognised on the balance sheet pursuant to IAS may be significantly different from that recognised pursuant to U.S. GAAP.

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

As further explained in Note 19 above, up to December 31, 1999, because of uncertainties regarding the Company's legal obligations arising from the pension, medical and other benefits of its employees and pensioners, the Company was accounting for such costs on a cash basis. Accordingly, the Company's consolidated financial statements prepared in accordance with IAS prior to December 31, 1999 do not include any provision for such liabilities. Effective January 1, 2000, under Law 2773/99 the Greek State substitutes the Company in all insurance liabilities towards its employees and pensioners.

In view of the above the Company is not able to determine the U.S. GAAP adjustment required for periods ended prior to December 31, 1999.

e. ***Presentation of property, plant and equipment at fair values:*** Under IAS an item of property, plant and equipment, which qualifies for recognition as an asset, should initially be measured at its cost. Under the allowed alternative treatment, subsequent to initial recognition as an asset, such asset can be carried at a revalued amount, being its fair value at the date of the revaluation less any subsequent accumulated depreciation and subsequent accumulated impairment losses. U.S. GAAP does not permit the presentation of property, plant and equipment at fair values.

f. ***Income taxes:*** Although IAS and U.S. GAAP are broadly similar standards, U.S. GAAP addresses a number of aspects of accounting for income taxes that are not addressed by IAS. The adjustment made is required to reflect the tax effect of the other adjustments between IAS and U.S. GAAP.

APPENDIX

AMERICAN APPRAISAL FIXED ASSET VALUATION

3rd October 2001

Mr. Grigoris Anastasiadis
Chief Financial Officer
Public Power Corporation S.A.
30, Chalkokondili Str.
104 32 Athens—Greece

Dear Mr. Anastasiadis,

We have completed the appraisal of the fixed assets identified as belonging to the **Public Power Corporation S.A.**, a company with headquarters in Athens, Greece. For the sake of brevity, Public Power Corporation will also be further referred to herein as PPC, "the Company".

The purpose of the appraisal was to provide an indication of the **Fair Market Value (in-use)** of the Company's operating fixed assets. All other assets, if present, including social assets, net working capital, lignite reserves, spare parts, intangible or financial assets have been excluded from consideration.

The effective date of this appraisal is December 31, 2000.

Due to the relatively high inflation in Greece over the last twenty years, our cost and value conclusions for the appraised fixed assets are stated in terms of stabilised U.S. dollar figures. The exchange rate used is 375 GRD per 1 US Dollar.

Our value conclusions are to be used for financial purposes; any other use is invalid.

Our appraisal is subject to General Service Conditions provided attached to this summary letter-report.

Our summary letter-report is intended to comply with the purpose and reporting requirements set forth by the Uniform Standards of Professional Appraisal Practice ("USPAP") for a summary appraisal report. As such, it presents only summary discussions of the data, reasoning, and analyses that were used in the appraisal process to develop the opinion of value of American Appraisal (Hellas) Limited. Supporting documentation concerning these matters has been retained in our work papers. The depth of discussion contained in this report is specific to your needs as the client and for the intended use stated. American Appraisal (Hellas) Limited, is not responsible for the unauthorised use of this summary letter-report.

> ***Fair Market Value*** is defined as the estimated amount at which the property might be expected to exchange between a willing buyer and a willing seller, neither being under compulsion, each having reasonable knowledge of all relevant facts, with equity to both. The fixed assets have been appraised assuming ***continued use*** of the facilities.

When fair market value is established on the premise of continued use, it is assumed that the buyer and the seller would be contemplating retention of the property at its present location as part of the current operations. An estimate of fair market value arrived at on the premise of continued use does not represent the amount that might be realised from piecemeal disposition of the property in the marketplace or from an alternate use of the property.

There are three traditional approaches to value: income, market and cost.

For asset-rich companies, such as real estate holding companies, natural resources companies or utilities, the underlying assets are key elements of the total assets composition and the success of the enterprise.

As a result, the cost and income approaches would generally provide the best indications of value since these approaches emphasise the current value of the assets and their long-range earning power.

The assets under consideration are special purpose assets; therefore, the cost approach was given primary emphasis in estimating the fair market value (in-use) for the appraised fixed assets.

The income approach was not considered to be directly applicable. Under the premise of continued use, it was assumed that prospective earnings would provide a reasonable return on the appraised value of the property. However, in order to test the reasonableness of the value indications arrived at using the cost approach, we have also considered a comparative companies analysis.

The market approach was used only to test the reasonableness of value for property having an identifiable secondary market.

The cost approach considers the value of a property to a knowledgeable, prudent investor to be that amount currently required to create an asset of equal utility. As such, the cost approach considers the cost to reproduce or replace the property appraised. From this amount, an allowance is deducted for any depreciation or obsolescence present, whether arising from physical, functional, or economic causes.

The cost new is the starting point for determining the fair market value (in-use) of the property. The cost new refers to cost of reproduction new (CRN) or cost of replacement new (COR).

> ***Cost of reproduction new (CRN)*** is defined as the estimated amount required to reproduce a duplicate or replica of the property at one time in accordance with current market prices for materials, labor, and manufactured equipment, contractor's overhead and profit, and fees, but without provision for overtime, bonuses for labor, or premiums for material, or equipment.

Where cost data for the cost of reproduction new (CRN) of a property subject to valuation was not available due to technological and/or design changes, the cost of replacement new (COR) was considered.

> ***Cost of replacement new (COR)*** is defined as the estimated amount required to replace the asset at one time with a modern new unit using the most current technology and materials, labor, and manufactured equipment, contractors' overhead and profit, and fees, but without provision for overtime, bonuses for labor, or premiums for material or equipment.

The following was taken into consideration in arriving at the value estimate: transferability of property and use restrictions; acquisition, expropriation and replacement cost data for comparable projects; statistical compilations using Company data, American Appraisal in-house databases, and data researched internationally.

All cost new estimates include materials, freight, and installation costs. Indirect project costs and contingencies have been included in the cost new estimates. However, interest during construction has not been considered.

The expenses attributable to the acquisition (expropriation) of the land under quarries in mining areas and land covered by water of the artificial lakes in the hydro power plants were considered part of start-up costs of respective operations, and, therefore, were not considered part of the fixed asset base. Hence, no value was attributed for such land.

Fair market value is estimated by adjusting the cost new by taking into consideration physical deterioration, functional obsolescence, and economic obsolescence.

> ***Physical Deterioration*** is a form of depreciation and is the loss in value resulting from normal use of the facilities and from exposure to the elements.

> ***Functional Obsolescence*** is a form of depreciation resulting in a loss in value caused by conditions within the property such as changes in design, materials, or process and resulting in inadequacy, overcapacity, excess construction, lack of utility, or excess operating costs.

Economic Obsolescence is a loss in value caused by negative influences outside the property itself, such as general economic conditions, availability of financing, or inharmonious property uses.

Physical deterioration adjustments were made to the fixed assets under a straight-line age/life method, using international standard normal lives. In order to estimate physical deterioration of selected assets, we used the effective age reflecting their observed condition, maintenance and overhaul history and expected remaining life.

Functional obsolescence adjustments were applied to selected assets which reflect the underutilisation of the specific asset.

Construction in progress (CIP) is included in the cost and value summaries at book value converted to U.S. Dollars.

The appraisal procedures used to arrive at estimates of cost and value for the property are described in the narrative report.

Based upon our investigations and analysis, we are of the opinion that as of December 31, 2000, the fair market value (in-use) of the fixed assets of Public Power Corporation is reasonably represented by the amount of **SEVEN BILLION SEVEN HUNDRED MILLION US DOLLARS ($7,700,000,000).** The value is inclusive of construction in progress.

The above amount represents the composition of assets and ownership as reported to us by the Company's management, which in turn relates to the operations of the Company as the electric utility company for Greece.

Over 90% of the production facilities were personally inspected in order to determine the overall general conditions of the properties and other valuation factors relevant in providing an opinion of value. However, we have not investigated the title to or any liability against the property appraised; neither did we carry out engineering or structural survey for the facilities inspected as these were beyond the scope of our assignment.

The value conclusions contained in the report are based, in part, on the best technical and financial information made available to us during the execution of the project.

The opinion expressed in this summary letter can only be fully understood by reading the appraisal report, other data, assumption and limiting conditions, and general service conditions.

A summary of the estimated fair market value of the subject property is provided on the following page. The summary also include estimates of cost new.

Yours sincerely
On behalf of American Appraisal (Hellas) Limited

Pavlos M. Zeccos
Managing Director

Investigation & Report

By:

Alexander Lopatnikov	Sergey Tsurinov	John Lawton
Pavlos M. Zeccos	Alexander Gaidamaka	Manolis Papaemmanouil
Sergio Guerzoni	Alkis Mitropoulos	Dimitris Papachristos
Patrizio Palma ASA	Angelo Molson	Michalis Bartzis

Public Power Corporation of Greece

Fixed Asset Appraisal
GRAND TOTAL
Location: Greece
Appraisal Date: December 31, 2000

ACC #		(A) CRN/COR ('000 USD)	(B) FMV ('000 USD)	(C) Normal Life (Years)	(D) Remaining Life (Years)
10	LAND	297,733	297,500	—	—
11	BUILDINGS AND CIVIL WORKS	3,138,747	1,281,376	48	29
12	MACHINERY AND EQUIPMENT	14,226,768	5,011,272	31	12
13	TRANSPORT EQUIPMENT	145,906	33,922	13	3
14	FURNITURE AND OTHER EQUIPMENT	197,681	85,456	12	6
16.17	COMPUTER SOFTWARE	8,400	4,000	5	2
	Total Operating Assets	18,015,235	6,713,526	33	15
15	CIP & Machinery Not Installed	1,024,312	1,024,312	—	—
	GRAND TOTAL	**19,039,547**	**7,737,838**	**33**	**15**
	Rounded	**19,000,000**	**7,700,000**	**33**	**15**

Notes
(A) Cost New
(B) Fair Market Value (in-use)
(C) Weighted Average Normal/Economic Life
(D) Weighted Average Remaining Life of Assets

ASSUMPTIONS AND LIMITING CONDITIONS

No responsibility is assumed for matters legal in nature. No investigations have been made of the title to, or any liabilities against, the properties appraised. The appraisal presumes, unless otherwise noted, that the owner's claim is valid, the property rights are good and marketable, and there are no encumbrances which cannot be cleared through normal processes.

To the best of our knowledge, all data set forth in this report is correct and accurate. Although gathered from reliable sources, including the Company's asset register and staff, no guarantee is made nor liability assumed for the accuracy of any data, opinions, or estimates identified as being furnished by others, which have been used in formulating this analysis.

No soil analysis or geological studies were ordered or made in conjunction with this report, nor were any water, oil, gas, coal or other subsurface mineral and use rights or conditions investigated.

We have not arranged for any investigations to be carried out to determine whether or not asbestos or high alumina cement has been used in the construction of this property or has since been incorporated and we are, therefore, unable to report that the property is free from risk in this respect. For the purpose of this valuation, we assumed that such investigation would not disclose the presence of any such material in any adverse conditions.

We have not been instructed to, nor have we undertaken, any environmental study. Full compliance with applicable state and local environmental regulations and laws is assumed unless otherwise stated, defined and considered in this report. It is also assumed that all required licences, consents, or other legislative or administrative authority from any local or national government, or private entity or organisation, have either been or can be obtained or renewed for any use which the report covers.

No independent engineering or similar surveys were requested or conducted. Land areas utilised in this report were obtained from surveys or public records. The land description has not been verified by legal counsel or a licensed surveyor and was included in our final report for identification purposes only and should not be used in a conveyance or other legal document without proper verifications by an attorney.

The value or values presented in this report are based upon the premises outlined herein and are valid only for the purpose stated as at the valuation date.

It was assumed that the properties are efficiently managed and that ownership is in responsible hands.

It was assumed that all applicable zoning and use regulations and restrictions have been complied with unless nonconformity has been stated, defined, and considered in the appraisal report. Further, it was assumed that the utilisation of the land and land improvements is within the boundaries of property described and that there is no encroachment or trespass unless noted in the report.

Property understood to be owned by contractors or suppliers was identified in the field and subsequently excluded from further considerations in our appraisal investigation.

This report must not be construed as being a result of a structural survey. We have not inspected nor are we reporting upon the condition or structure of any of the building or any parts of them and on these points we do not accept any liability.

GENERAL SERVICE CONDITIONS

The services provided by American Appraisal (Hellas) Limited were performed in accordance with recognised professional appraisal standards. Our compensation is not contingent in any way upon our conclusions of value. We assume, without independent verification, the accuracy of all data provided to us. We acted as an independent contractor and reserved the right to use subcontractors. All files, work-papers or documents developed by us during the course of the engagement will be our property. We will retain this data for at least five years.

Our report is to be used only for the specific purposes stated herein; and any other use is invalid. Any third party may make no reliance without prior written consent. You may show our report in its entirety to those third parties who need to review the information contained therein. No one should rely on our report as a substitute for their own due diligence. No reference to our name or our report, in whole or in part, in any document you prepare and/or distribute to third parties may be made without our prior written consent.

You agree to indemnify and hold us harmless against and from any and all losses, claims, actions, damages, expenses or liabilities, including reasonable attorney's fees, to which we may become subject in connection with this engagement. You will not be liable for our negligence. Your obligation for indemnification and reimbursement shall extend to any controlling person of American Appraisal (Hellas) Limited, including any director, officer, employee, subcontractor, affiliate or agent.

We reserve the right to include your company/firm name in our client list, but we will maintain the confidentiality of all conversations, documents provided to us, and the contents of our reports, subject to legal or administrative process or proceedings. These conditions can only be modified by written documents executed by both parties.

American Appraisal (Hellas) Limited is an equal opportunity employer.

Registered office of Public Power Corporation S.A.

30 Chalkokondyli Street
Athens 10432

The Joint Global Coordinators

ABN AMRO Rothschild 250 Bishopsgate London EC2M 4AA	Alpha Finance 40 Stadiou Street Athens 10252	Goldman Sachs International Peterborough Court 133 Fleet Street London EC4A 2BB	National Bank of Greece 86 Aeolou Street Athens 10232

Legal counsel to Public Power Corporation S.A. and the Hellenic Republic

As to Greek law

Kyriakides-Georgopoulos
268 Kiffisias Avenue
Athens 15232

As to English law and U.S. law

Allen & Overy
One New Change
London EC4M 9QQ

Legal counsel to the International Managers

As to Greek law

Law Office E. Stratigis
4 Flessa Street
Athens 10556

As to English law and U.S. law

Freshfields Bruckhaus Deringer
65 Fleet Street
London EC4Y 1HS

Auditors to Public Power Corporation S.A.

Arthur Andersen
377 Syngrou Avenue
Athens 17671

The Depositary

The Bank of New York
One Wall Street
New York, New York 10286

The Custodian

National Bank of Greece
86 Eolou Street
Athens 10232

Printed by RR Donnelley Financial, 25249

ΔΕΗ

PUBLIC POWER CORPORATION S.A.
(Dimosia Epihirisis Elektrismou)

(incorporated with limited liability in the Hellenic Republic)

35,000,000 shares

(nominal value GRD 1,000)

in the form of shares and Global Depositary Receipts

The shares and Global Depositary Receipts (the "GDRs") of Public Power Corporation S.A. (the "Company") are being offered severally by the international managers specified in this offering circular in an international offering (the "international offering") (a) outside the United States in reliance on Regulation S under the U.S. Securities Act of 1933, as amended (the "Securities Act") and (b) to qualified institutional buyers ("QIBs") in the United States as defined in and in reliance on Rule 144A under the Securities Act by certain of the international managers specified in this offering circular through their respective selling agents. Shares are concurrently being offered to the public and to institutional investors in Greece (the "Greek offering"). In addition, shares are concurrently being offered to our employees through a private placement (the "employee offering", which, together with the international offering and the Greek offering, constitute the "combined offering"). The international managers are offering 15,326,940 shares in the form of shares and GDRs in the international offering. Each GDR represents the right to receive one share, nominal value GRD 1,000 per share. The Greek managers are offering 18,034,600 shares in the Greek offering. In addition, 1,638,460 shares are being offered in the employee offering.

35,000,000 shares are being offered in the combined offering. 12,000,000 new shares are being offered and issued by us and 23,000,000 existing shares are being offered and sold by the Hellenic Republic. The Hellenic Republic currently holds all our existing shares.

Prior to the combined offering, there has been no public market for the shares or the GDRs. We have applied for the listing and trading of our shares on the Athens Stock Exchange (the "ASE"). We expect dealings in the shares to commence on the ASE on or about 12th December, 2001. We have also applied to the UK Listing Authority (the "UKLA"), for admission of the GDRs to the official list maintained by the UKLA and to the London Stock Exchange plc (the "LSE") for admission of the GDRs to trading on the LSE. We expect that admission to the official list of the UKLA and to trading on the LSE will become effective, and that unconditional dealings in the GDRs will commence at 9:00 a.m. (London time) on or about 12th December, 2001.

The joint global coordinators, on behalf of the international managers and the Greek managers, exercised an option to procure the transfer by the Hellenic Republic of 2,320,000 shares, or 6.6% of the shares being offered in the combined offering (the "additional shares"), in order to meet excess demand.

You should read "Risk Factors" beginning on page 18 for a discussion of certain factors to be considered in connection with investment in the shares or GDRs. The GDRs are of a specialist nature and should normally only be bought and traded by investors who are particularly knowledgeable in investment matters.

Offering Price: € 12.70 per share and per GDR

The managers expect to deliver the shares through the facilities of the Central Securities Depositary S.A. ("CSD") and the GDRs through the facilities of Euroclear Bank S.A./N.V., as operator of the Euroclear System ("Euroclear") and Clearstream Luxembourg, *société anonyme* ("Clearstream") on or about 12th December, 2001.

Joint Global Coordinators

ABN AMRO Rothschild **Alpha Finance** **Goldman Sachs International** **National Bank of Greece**

Joint Lead Managers and Joint Bookrunners

ABN AMRO Rothschild **Goldman Sachs International**

Co-Lead Managers

Alpha Finance **Banca IMI** **Deutsche Bank** **NBG International**

The date of this offering circular is 10th December, 2001

The shares and GDRs offered hereby are subject to restrictions on transfer and resale and may not be transferred or resold except as permitted under the Securities Act and applicable state securities laws pursuant to registration or exemption therefrom. You should be aware that you may be required to bear the financial risk of your investment for an indefinite period of time.

Neither the shares nor the GDRs have been nor will be registered under the Securities Act and may not be offered or sold within the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. Accordingly, the shares and GDRs are being offered and sold only (a) to qualified institutional buyers in reliance upon and in compliance with Rule 144A and (b) in offshore transactions in compliance with Regulation S. You should read "Underwriting", "Terms and Conditions of the Global Depositary Receipts", "Summary of Provisions Relating to the GDRs While in Master Form" and "Transfer Restrictions and Settlement" for a further description of restrictions on resales.

In connection with the international offering, Goldman Sachs International or any person acting for Goldman Sachs International may effect transactions with a view to supporting the market price of the GDRs at a higher level than that which might otherwise prevail for a limited period after the issue date. However there may be no obligation on Goldman Sachs International or any agent of Goldman Sachs International to do this. Such stabilising may be effected on the LSE or otherwise. Such stabilising, if commenced, may be discontinued at any time, and must be brought to an end after a limited period.

In connection with the Greek offering, National Bank of Greece or any person acting for National Bank of Greece may effect transactions with a view to supporting the market price of the shares at a higher level than that which might otherwise prevail for a limited period after the issue date. However, there may be no obligation on National Bank of Greece or any agent of National Bank of Greece to do this. Such stabilising may be effected on the ASE or otherwise. Such stabilising, if commenced, may be discontinued at any time, and must be brought to an end after a limited period.

You should rely only on the information contained in this offering circular. No person has been authorised by us or by the Hellenic Republic to give any information or to make any representation other than as contained in this offering circular. Any information or representation not contained in this offering circular must not be relied upon as having been authorised by or on behalf of us or by the Hellenic Republic. Neither the delivery of this offering circular nor any sale made pursuant to this offering circular shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this offering circular or that the information contained in this offering circular is correct as of any time subsequent to its date.

The distribution of this offering circular and the offering and sale of the shares and GDRs in certain jurisdictions may be restricted by law. Persons into whose possession this offering circular comes are required by us and the managers to inform themselves about and to observe any such restrictions. For a further description of certain restrictions on the offering and sale of the shares and GDRs, you should read "Underwriting".

This offering circular, including the Appendix, comprises the listing particulars issued in compliance with the listing rules made under section 74 of the UK Financial Services and Markets Act 2000 by the UKLA for the purpose of giving information about us and the offering. We have delivered a copy of this offering circular to the Registrar of Companies in England and Wales as required by section 83 of the UK Financial Services and Markets Act 2000. We accept responsibility for the information contained in this offering circular, including the Appendix. To our best knowledge and belief (after having taken all reasonable care to ensure that such is the case) the information contained in this offering circular, including the Appendix, is in accordance with the facts and does not omit anything likely to affect the import of such information.

We have not submitted this offering circular to the clearance procedures of the Greek Capital Markets Committee and accordingly it may not be used in connection with any offer to purchase or sell any shares in the Greek offering. For the purposes of the Greek offering, we have prepared an offering circular in the Greek language which has been approved by the Greek Capital Markets Committee.

This offering circular does not constitute an offer, or an invitation by or on our behalf, of the Hellenic Republic or any of the managers or any affiliate or representative thereof, to subscribe for or purchase any securities or an offer to sell, or the solicitation of an offer to buy, such securities by any person in circumstances in which such offer or solicitation is unlawful. The shares and GDRs and the shares represented thereby may not be offered or sold, directly or indirectly, and this offering circular may not be distributed, in any jurisdiction except in accordance with the legal requirements applicable in such jurisdiction.

You are authorised to use this offering circular and the information contained in it solely for the purpose of considering the purchase of the shares or GDRs. The international managers make no representation or warranty, express or implied, as to the accuracy or completeness of the information in this offering circular. Nothing contained in this offering circular is, or shall be relied on as, a promise or representation by the international managers. You may not copy or reproduce, in whole or in part, or distribute or disclose any of its contents or use any of the information in, this offering circular for any purpose other than considering an investment in the shares or GDRs. You agree to these conditions by accepting this offering circular.

The contents of this offering circular are not to be construed as legal, business or tax advice. You should consult your own legal, business and tax advisers as to legal, business and tax advice.

TABLE OF CONTENTS

In this offering circular, "PPC S.A.", the "Company", "we", "us" and "our" refer to Public Power Corporation S.A. "PPC" refers to the Company as it existed prior to its transformation into a *société anonyme* with effect from 1st January, 2001. Unless otherwise specified or the context requires, all references to "Greece", the "Greek State" or the "State" mean the Hellenic Republic, "EU" means the European Union, "U.S." and "United States" mean the United States of America, its territories and its possessions and "UK" and "United Kingdom" mean the United Kingdom of Great Britain and Northern Ireland.

Certain financial and statistical information in this offering circular has been subject to rounding adjustments. Accordingly, the sum of certain data may not conform to the expressed total.

AVAILABLE INFORMATION

So long as any of the shares or GDRs are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act and we are not subject to the reporting requirements of Section 13 or 15(d) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act") nor exempt from reporting pursuant to Rule 12g3-2(b) thereunder, we will make available to any holder or beneficial owner of our shares or GDRs or shares represented thereby and to any prospective purchaser of such shares or GDRs or shares represented thereby, upon the request of such holder, beneficial owner or prospective purchaser, the information specified in and meeting the requirements of Rule 144A(d)(4) under the Securities Act.

We will also furnish to the Depositary copies of our annual report in English, which will include our audited consolidated financial statements prepared in accordance with international accounting standards ("IAS"). We will also furnish to the Depositary notices of shareholders' meetings and other reports and communications we make generally available to our shareholders, together with unaudited quarterly and six-monthly financial statements prepared in English and in accordance with IAS. Upon receipt of notices and other reports, the Depositary will make such notices and reports available to the holders of GDRs on the terms set out in the terms and conditions of the GDRs. You should read the "Terms and Conditions of the Global Depositary Receipts" for a more detailed description of the terms and conditions of the GDRs.

Pursuant to Greek law, we will be required to file with the ASE unaudited quarterly and six-monthly reports and audited annual reports according to accounting principles generally accepted in Greece ("Greek GAAP") within 60 days of the relevant period end and to publish such reports in two Greek newspapers. In addition, we will file with the UKLA the same information that we file with the ASE.

JURISDICTION AND SERVICE OF PROCESS IN THE UNITED STATES AND ENFORCEMENT OF FOREIGN JUDGMENTS IN GREECE

We are a *société anonyme* incorporated in the Hellenic Republic. Substantially all our assets are located in Greece. None of our directors, officers or the other persons named in this offering circular are residents of the United States. It may not be possible for you to effect service of process within the United States upon us or such persons with respect to matters arising under the federal securities laws of the United States, or to enforce against us or such persons in United States courts judgments obtained in United States courts predicated upon the civil liability provisions of the federal securities laws of the United States. There is doubt as to the enforceability in Greece, in original actions or in actions for enforcement of judgments of United States courts, of civil liabilities predicated solely upon the federal securities laws of the United States.

CONSENT TO SERVICE AND SOVEREIGN IMMUNITY

The Hellenic Republic is a sovereign state. Although the Hellenic Republic enjoys sovereign immunity and it currently owns 100% of our issued share capital and following the combined offering will own approximately 85% (or approximately 84% assuming no return transfer of shares pursuant to the over-allotment option), we do not enjoy sovereign immunity. We and the Hellenic Republic will irrevocably submit to the jurisdiction of any competent court in England in any action arising out of or based on the shares or GDRs brought by any holder of a share or a GDR. In addition, we and the Hellenic Republic irrevocably waive, to the fullest extent permitted by law, any immunity, including, in the case of the Hellenic Republic, foreign sovereign immunity from jurisdiction and, except as provided below, from execution or attachment or similar process to which we or the Hellenic Republic may otherwise be entitled in any such action in the competent courts of England or in any competent court in the Hellenic Republic.

The assets, revenues, claims and general property of the Hellenic Republic located in the territory of the Hellenic Republic were immune from forced execution, attachment, forced management or any similar process against the Hellenic Republic pursuant to Greek Legislative Decree 53/1974 and Greek Law 2462/1997, although a number of decisions of lower Greek courts (issued over the last two years) have challenged such immunity. However, as yet, there have been no similar decisions by the Greek supreme court. Pursuant to a recent amendment to Article 94, paragraph 4 of the Greek Constitution, court judgments may be executed compulsorily against the assets and general property of the Hellenic Republic. However, this Article 94 provides that such execution will apply according to a special statute which is yet to be adopted. There may also be immunity from execution or attachment or process in the nature thereof, and the foregoing waiver shall not constitute a waiver of such immunity, with respect to the premises of the Hellenic Republic's diplomatic missions in any jurisdiction which affords immunity thereto or with respect to assets of the Hellenic Republic outside the Hellenic Republic necessary for the proper functioning of the Hellenic Republic as a sovereign power.

The Hellenic Republic reserves the right to plead sovereign immunity under the U.S. Foreign Sovereign Immunities Act of 1976, as amended (the "Sovereign Immunities Act") with respect to actions brought against the Hellenic Republic under the United States federal securities laws or any state securities laws. In the absence of a waiver of immunity by the Hellenic Republic with respect to such actions, it would not be possible to obtain a United States judgment in an action against the Hellenic Republic, unless a court were to determine that the Hellenic Republic is not entitled under the Sovereign Immunities Act to sovereign immunity with respect to such action.

As a *société anonyme,* we are not subject to the same regime as the Hellenic Republic. Nevertheless, under Greek law, there can be no forced execution, attachment, forced management or any similar process against our fixed assets or our works in progress that are necessary for the performance of our public utility activities. A final judgment against the Hellenic Republic or us rendered by any competent English court will be recognised in Greece without being reviewed as to the merits according to the provisions of the 1968 Brussels Convention on enforcement of foreign judgments. A judicial duty equivalent to 0.7% of the amount claimed is payable to the Hellenic Republic upon the commencement of proceedings before a Greek court to obtain a judgment upon any such amount due from the Hellenic Republic or us.

FOREIGN CURRENCY PRESENTATION

Our financial statements are expressed in Greek drachmas. All references to "drachmas" or "GRD" are to Greek drachmas, all references to "$", "U.S. dollars" or "U.S.$" are to United States dollars, and all references to "euros" and "€" are to the lawful currency of the member states of the European Union which adopted the single currency in accordance with the Treaty Establishing the European Community (signed in Rome on 25th March, 1957), as amended by the Treaty on European Union (signed in Maastricht on 7th February, 1992). References to drachmas for the period after 1st January, 2001 are to a denomination of euro and, in respect of the period before 1st January, 2001, to the lawful currency at that time of Greece. In this offering circular, where indicated, the translations of Greek drachma amounts into euro have been made at the rate of € 1.00 = GRD 340.75, the conversion rate between the drachma and the euro fixed on 20th June, 2000. You should be aware that drachma amounts presented in this offering circular for periods prior to 20th June, 2000 have been translated into euro assuming the same conversion rate of € 1 = GRD 340.75.

FORWARD-LOOKING STATEMENTS

This offering circular includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions about our company and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties, assumptions and other important factors include, among others:

- General economic and business conditions;
- Political instability or military conflict in Europe, the Middle East or elsewhere;
- Industry trends;
- Competition;
- Changes in government, Greek legislation or European Union regulation;
- Our ability to reduce costs, including staffing costs;
- Availability of qualified personnel;
- Changes in business strategy or development plans;
- Availability, terms and deployment of capital;
- Currency fluctuations; and
- Our anticipated future revenues.

We are under no obligation to update or revise publicly any forward-looking statement. The forward-looking events discussed in this offering circular might not happen. In addition, you should not interpret statements regarding past trends or activities as promises that those trends or activities will continue in the future. All written, oral and electronic forward-looking statements attributable to us or to persons acting on our or its behalf are expressly qualified in their entirety by this cautionary statement.

PRESENTATION OF FINANCIAL INFORMATION

Historically, PPC prepared its financial statements in accordance with Law 1468/1950 for the establishment of PPC. With effect from 1st January, 2001, PPC was transformed into a *société anonyme* and, as part of this transformation, PPC S.A. became obliged to prepare its financial statements in accordance with Greek GAAP. We have restated our consolidated financial statements as at and for the years ended 31st December, 1998, 1999 and 2000 and as at and for and the six months ended 30th June, 2000 and 2001 according to Greek GAAP and in accordance with IAS.

This offering circular includes our audited consolidated financial statements as at and for the years ended 31st December, 1998, 1999 and 2000, and our audited consolidated financial statements as at and for the six months ended 30th June, 2000 and 2001, which were prepared in accordance with IAS and audited by Arthur Andersen, independent auditors. These audited consolidated financial statements are subject to qualifications by Arthur Andersen in their audit report. The Arthur Andersen report is qualified as to the sufficiency of detail of our fixed asset register, which precluded them from performing certain audit tests, and the absence of provisions in our financial statements, prior to 2000, for pensions and social security liabilities. You should read "Index to Financial Statements—Independent Auditors' Report" for further information about our financial statements.

Earlier this year we engaged American Appraisal (Hellas) Limited ("American Appraisal") to value our fixed assets in order to reflect their fair market value as at 31st December, 2000, the latest practicable date to which such valuation could be prepared given the length of American Appraisal's engagement. American Appraisal issued a report in September 2001, a summary of which is contained in the Appendix to this offering circular setting out the criteria used to derive the fair market value of our fixed assets. The American Appraisal valuation was based on a number of assumptions which are set out in the summary report included in this offering circular. We are in the process of revaluing our fixed assets, however, the fixed asset values in our audited consolidated financial statements included in this offering circular for the year ended 31st December, 2000 and for the six months ended 30th June, 2001 do not reflect the fair market value of such assets as established in the American Appraisal valuation. This is because we have not yet completed our fixed asset register, which we intend to complete by December 2002 and which will contain a comprehensive list as well as the fair market value of our fixed assets. Once this is completed, and as allowed under Greek law, we intend to incorporate the results of our revaluation into our financial statements as at 31st December, 2002, which, according to law, will be the end of our first financial year as a *société anonyme* further to completion of the fixed asset register.

The IAS financial statements presented in this offering circular include illustrative financial information for the purposes of providing the reader with a better understanding of the impact that a revaluation of our fixed assets recorded for the year ended 31st December, 2000, using American Appraisal's valuation, would have had on our equity and statements of operations. As this illustrative financial information is based on a valuation of our fixed assets without the benefit of a completed fixed asset register, there can be no assurance that this illustrative financial information will accurately reflect our true financial position or results of operations upon completion of the fixed asset register. You should read note 12 to the audited consolidated financial statements for a more detailed discussion on this illustrative financial information.

SUMMARY

The following summary does not contain all of the information that may be important to you. It is qualified in its entirety by, and should be read in conjunction with, the more detailed information, including the full description of our business in "Our Business", "Description of our Share Capital", "Terms and Conditions of the Global Depositary Receipts", "Summary of Provisions Relating to the GDRs While in Master Form" and our financial statements and the related notes, contained elsewhere in this offering circular.

Our Business

We are the largest electricity generator, the sole owner of transmission assets and the sole distributor of electricity in Greece, providing electricity to approximately 6.6 million customers, as at 30th June, 2001. In the year ended 31st December, 2000, we generated approximately 97% of the 49,863 GWh of electricity produced in Greece.

We are among the largest industrial enterprises in Greece in terms of assets and revenues. In the year ended 31st December, 2000, we achieved total sales of electricity of GRD 966,285 million (€ 2,835 million), profit from operations of GRD 153,138 million (€ 449.4 million) and profit after tax of GRD 8,470 million (€ 24.9 million). As at 31st December, 2000, we had an installed generating capacity of 11,121 MW.

As an integrated electric utility, we generate electricity in our 99 power generating stations, facilitate the transmission of electricity through approximately 10,890 kilometres of high voltage power lines and distribute electricity to consumers through approximately 195,000 kilometres of distribution network. We also produce the lignite for our lignite-fired power stations from our five lignite mines.

Strategy

Our strategic goals are to maintain our current leading position in the Greek electricity market, improve the efficiency of our operations and rationalise our capital expenditures. In addition, we will continue to explore growth initiatives such as diversification into telecommunications, to pursue international opportunities in our core business areas, and to develop renewable resources and co-generation.

Maintain our current leading position in the Greek electricity market: We aim to maintain our leading market share of generation and supply in the liberalised and growing Greek electricity market. As at 30th June, 2001, we had approximately 97% of generation capacity in Greece, an extensive installed generating capacity and transmission and distribution infrastructure. We also have accumulated commercial and technical knowledge and a recognised brand name in Greece.

Improve efficiency of our operations: As part of our on-going transformation from a state-owned utility to a commercial entity seeking to increase shareholder value, we will focus on reducing costs and increasing efficiency. Accordingly, we intend to:

- Reduce personnel costs—By 2005, we aim to reduce our staffing levels by 20% from the number of employees we had at 31st December, 2000 through natural attrition and constrained hiring.
- Improve operating efficiency—We will seek to reduce costs by engaging in preventative maintenance, improving the efficiency of our stations and equipment and improving management of our fuel costs. We will also attempt to reduce our costs by improving our inventory management and procurement practices, our real estate management as well as the payment terms with our suppliers.

Rationalise our capital expenditures: In seeking to increase shareholder value, we are introducing a programme to rationalise our capital expenditures and implementing guidelines based on strict financial returns for all new investments.

Growth initiatives: We are diversifying into the telecommunications industry, pursuing international opportunities, and developing renewable resources and co-generation.

- In telecommunications, we believe that we can exploit significant operating synergies and economies of scale by sharing customer service points, back office operations and our brand name between our electricity and telecommunications operations. Our ultimate objective is to offer a wide range of telecommunications services, encompassing fixed and wireless telephony and data transmission.
- Internationally, we are prepared to take a risk-controlled approach in situations where there are clear opportunities to add value for our shareholders.
- Through our wholly owned subsidiary, PPC Renewables, we are developing renewable generation opportunities, such as a recently constructed 10 MW wind park in Crete.
- Our wholly owned subsidiary, COGEN Hellas ("COGEN"), was established to pursue opportunities in co-generation in conjunction with small industrial and commercial companies, which can exploit the heat produced in the generation process.

You should read "Our Business—Strategy" for further information.

Regulation of the Greek Electricity Sector

The regulatory framework for the Greek electricity industry has changed significantly over the past year as a result of European Union and Greek government measures designed to increase competition in the electricity market. These changes have had and will continue to have a number of significant effects on our business. Greek Law 2773/1999 (the "Liberalisation Law") implements this new regulatory framework, while a Ministerial decision establishes that the market comprising all high- or medium-voltage electricity users, representing 34% of the electricity supply market in terms of power consumption, has been opened to competition.

Under that Ministerial decision, electricity customers are categorised as either Eligible Customers or Non-Eligible Customers. Eligible Customers are entitled to purchase electricity from the supplier of their choice on the basis of commercial contracts agreed between the customer and the supplier.

In addition, the Liberalisation Law provides for changes in the areas of generation, import, export, purchase and sale of electricity:

- The introduction of competition in power generation through the granting of authorisations to generate electricity in the interconnected system and through a tendering procedure for authorisations to provide generating capacity on the autonomous islands.
- The establishment of the Hellenic Transmission System Operator (the "HTSO") on 3rd May, 2001, as an independent entity to operate and ensure the maintenance and development of the interconnected transmission system and its interconnections with other networks.
- The establishment of the Energy Regulatory Authority (the "RAE") on 1st July, 2000, an independent authority responsible for regulating the energy market. The RAE mainly has an advisory and supervisory role while decision making power lies with the Minister of Development.
- The establishment of the Personnel Insurance Organisation (the "PIO"), on 1st January, 2001, as a separate pension fund in order to fund the social security expenses of our employees. You should read "Our Business—Employees" for a more detailed discussion of the PIO.

The Minister of Development, upon recommendation of the RAE, is considering a new tariff framework that we expect to take effect in the near future. The Minister of Development has recently made a statement indicating the criteria under which tariffs will be set in the near term.

You should read "Operating and Financial Review and Prospects" and "Regulation of the Greek Electricity Sector" for a more detailed discussion of the regulation of the Greek electricity market.

Recent Developments

In August 2001, we and our wholly owned subsidiary, PPC Telecommunications, and Evergy S.A. ("Evergy"), entered into a joint venture agreement with WIND Telecomunicazioni S.p.A. ("WIND"), in order to form a new company that will enter the telecommunications business in Greece, starting with the provision of fixed and fixed wireless telecommunications services, including internet and multimedia services. You should read "Operating and Financial Review and Prospects" for a more detailed discussion of this joint venture.

You should consider carefully all the information set out in this offering circular and, in particular, you should evaluate the specific factors under "Risk Factors" beginning on page 18 for considerations relevant to an investment in the shares and GDRs.

The Combined Offering

The following information assumes that the joint global coordinators, on behalf of the international managers and the Greek managers, do not exercise the over-allotment option and that there is no increase in the size of the combined offering, each as described in further detail below.

The Combined Offering:	The combined offering consists of the international offering, the Greek offering and the employee offering, comprising 12,000,000 shares offered by us and 23,000,000 shares offered by the Hellenic Republic.
The Selling Shareholder:	The Hellenic Republic currently owns 100% of our issued share capital. Following the combined offering, the Hellenic Republic will own approximately 85% of our share capital (or approximately 84% assuming no return transfer of shares pursuant to the over-allotment option). Under Greek law and under a provision of our articles of incorporation, the Hellenic Republic's participation in our share capital may not be less than 51% of our voting shares in existence at any time. This requirement can only be changed by further legislation.
Securities Offered in the Combined Offering:	35,000,000 shares directly or in the form of GDRs.
The International Offering:	The international offering consists of an offering by us and the Hellenic Republic of 15,326,940 shares directly or in the form of GDRs, to: • institutional investors outside the United States in reliance on Regulation S under the Securities Act; and • qualified institutional buyers in the United States as defined in and in reliance on Rule 144A under the Securities Act.
The Greek Offering:	The Greek offering consists of an offering by us and the Hellenic Republic of 18,034,600 shares to the public and to institutional investors in Greece. Shares offered to the public in Greece will be offered at an offering price of € 12.32, a 3% discount to the institutional offering price (the "Greek retail price"). In addition, retail investors will receive one share for every ten shares held for a six month period, up to a maximum of 200 shares per retail investor.
The Employee Offering:	The employee offering consists of an offering by the Hellenic Republic of 1,638,460 shares to our employees through a private placement. Shares offered to the employees will be offered at € 11.09, a 10% discount to the Greek retail price. In addition, employees will receive one bonus share for every ten shares held for a twelve month period, up to a maximum of 200 shares per employee.
Privatisation Certificates:	The Hellenic Republic has issued two series of privatisation certificates, which provide their holders with a right to exchange certificates for shares at a 5% discount in future privatisation offerings by the Hellenic Republic. Holders of privatisation certificates were entitled to preferential allocation over 64% of the shares to be sold by the Hellenic Republic in the

	combined offering. To the extent that holders of privatisation certificates did not exercise their right to exchange their certificates for our shares, these shares have been made available in the combined offering. Holders of privatisation certificates will receive 6,970,140 shares in the combined offering.
Over-allotment Option:	The joint global coordinators, on behalf of the international managers and the Greek managers, exercised an option to procure the transfer by the Hellenic Republic of 2,320,000 shares, or 6.6% of the shares being offered in the combined offering (the "additional shares"), in order to meet excess demand. National Bank of Greece, as stabilising manager in connection with the Greek offering and Goldman Sachs International in connection with the GDRs sold in the international offering, can use the proceeds of sale of the additional shares to effect transactions with a view to supporting the market price of the shares or GDRs at a higher level than that which might otherwise prevail during a 30 day period from the date on which dealings in the shares commence on the ASE. At the end of the period, the stabilising managers must transfer any shares purchased with such proceeds of sale, together with any remaining balance, to the Hellenic Republic. Assuming no return transfer of shares to the Hellenic Republic at the end of the period, the Hellenic Republic will own approximately 84% of our shares after the combined offering. The additional shares are to be sold on the same terms as the shares in the combined offering.
Offering Price:	€ 12.70 per share and GDR, which represents a premium of approximately € 9.77 over the nominal value of shares.
Shares to be outstanding immediately after the Combined Offering:	232,000,000 shares.
The GDRs:	Each GDR will represent the right to receive one share. The GDRs will be issued under a deposit agreement with The Bank of New York as depositary. If you purchase your shares in the form of GDRs, you will have no direct rights against us pursuant to the deposit agreement although you will have certain rights under a Deed Poll issued by us in connection with the GDRs. You should read "Terms and Conditions of the Global Depositary Receipts" and "Summary of Provisions Relating to the GDRs While in Master Form" for a more detailed discussion of the GDRs.
Voting Rights:	Our articles of incorporation contain certain provisions that restrict the voting rights of all shareholders, subject to certain exceptions. If at any time you hold in excess of 5% of our voting shares, you may not have the right to attend and vote at any general assembly of shareholders in respect of that portion of your shareholding that exceeds 5%. These voting restrictions are not applicable to the Hellenic Republic, banks and depositaries, including the Depositary. The Depositary may vote, in the aggregate, a greater percentage of shares on behalf of the underlying investors who, individually, hold no more than 5% of our shares.

Dividend Policy:	According to our articles of incorporation and Greek law, we must pay a minimum dividend equal to the greater of (a) 6% of our paid-up share capital or (b) 35% of our net profits for that year after the formation of ordinary reserves. Calculation of all such amounts is based on our financial statements prepared according to Greek GAAP. We intend to implement a progressive dividend policy which will be in line with our industry peers in Europe. You should read "Dividend Policy" for a more detailed discussion of our dividends policy.
Use of Proceeds:	You should read "Use of Proceeds" for a more detailed discussion of our planned use of the proceeds. We will not receive any proceeds from the sale of shares by the Hellenic Republic.
Listing and Trading:	The shares are not currently listed on any securities exchange and, prior to the combined offering, there has been no market for the shares or the GDRs. We have applied to list the shares on the ASE. We have also applied to the UKLA for admission of the GDRs to the official list maintained by the UKLA and to the LSE for admission of the GDRs to trading by the LSE. We expect trading in the shares on the ASE to commence on or about 12th December, 2001. We expect trading in the GDRs on the LSE to commence at 9:00 a.m. (London time) on or about 12th December, 2001.
Lock-ups:	We and the Hellenic Republic have agreed, during the period of 180 days from the date of this offering circular, not to, directly or indirectly, offer, sell, contract to sell or issue or otherwise dispose of any shares of the same class or series as the shares or GDRs, including but not limited to any securities that are convertible into or exchangeable for, or that represent the right to receive shares or GDRs or any such substantially similar securities, or purchase or sell any option or other guarantee or enter into any swap, hedge or other agreement that would have similar economic consequences to the foregoing, in each case without the prior written consent of the joint global coordinators (such consent not to be unreasonably withheld).
Transfer Restrictions:	You should read "Transfer Restrictions and Settlement" for a more detailed discussion of the restrictions on transfers of the shares and GDRs.
Payment and Settlement:	The shares and GDRs are being offered by the international managers, directly or through their qualified affiliates, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the shares and GDRs will be made available for delivery in Athens and London, respectively, on or about 12th December, 2001. The shares will be accepted for delivery through the facilities of the CSD against payment in immediately available funds. The Rule 144A GDRs and the Regulation S GDRs will be accepted for delivery through Euroclear or Clearstream against payment in immediately available funds.

GDR Security Numbers:	Regulation S GDRs	
	ISIN:	XS0139847601
	Common Code:	013984760
	Rule 144A GDRs	
	ISIN:	XS0139849052
	Common Code:	013984905
Share Security Number:	ISIN:	GRS434003000
Our Principal Executive Office:	30 Chalkokondyli Street, Athens 10432, Greece.	
	Telephone (+30) 1 523 0301	

Summary Consolidated Financial and Operating Data

The following summary presents certain of our consolidated financial data as at and for the three years ended 31st December, 2000 and as at and for the six months ended 30th June, 2000 and 2001, together with certain operating data as at and for the three years ended 31st December, 2000 and as at and for the six months ended 30th June, 2000 and 2001. The consolidated financial data as at and for the years ended 31st December, 1998, 1999 and 2000, and as at and for the six months ended 30th June, 2000 and 2001, has been derived from our audited consolidated financial statements. This offering circular includes our audited consolidated financial statements as at and for the years ended 31st December, 1998, 1999 and 2000, and our audited financial statements as at and for the six months ended 30th June, 2000 and 2001, which were prepared in accordance with IAS and audited by Arthur Andersen, independent auditors. These audited consolidated financial statements are subject to qualifications by Arthur Andersen in their audit report. You should read "Index to Financial Statements—Independent Auditors' Report" for further information about our financial statements.

IAS differs in certain significant respects from both Greek GAAP and accounting principles generally accepted in the United States ("U.S. GAAP"). You should read note 36 and note 37 to the audited consolidated financial statements for a discussion of certain significant differences between IAS and Greek GAAP and between IAS and U.S. GAAP.

You should read this data together with "Operating and Financial Review and Prospects" and our audited consolidated financial statements and the related notes, included elsewhere in this offering circular.

Statements of Operations Data:

	Year ended 31st December,				Six months ended 30th June,			
	1998	1999	2000	2000	2000	2000	2001	2001
	(GRD million)			(euro million)(1)	(GRD million)	(euro million)(1)	(GRD million)	(euro million)(1)
Revenues	848,842	906,246	977,327	2,868	477,396	1,401	501,883	1,473
Payroll cost	260,343	277,588	233,396	685	118,259	347	122,642	360
Fuel cost	266,303	283,730	408,458	1,199	176,724	519	202,201	593
Depreciation & amortisation	53,499	60,629	87,815	257	30,757	90	38,795	114
Other expenses	67,424	81,105	94,520	277	50,609	148	41,581	122
Cost of energy sold	647,569	703,052	824,189	2,418	376,349	1,104	405,219	1,189
Profit from operations	201,273	203,194	153,138	450	101,047	297	96,664	284
Financial income (expense)	(205,439)	(185,102)	(136,002)	(399)	(74,162)	(218)	(49,601)	(146)
Other income (expense)	9,238	12,714	5,235	15	5,489	16	2,177	6
Profit before tax	5,072	30,806	22,371	66	32,374	95	49,240	145
Tax	(6,070)	(9,035)	(13,901)	(41)	(8,842)	(26)	(13,707)	(40)
Profit (loss) after tax	(998)	21,771	8,470	25	23,532	69	35,533	104
Earnings per share, basic and diluted (GRD/euro per share)	(4.54)	98.96	38.50	0.11	106.96	0.31	161.51	0.47

(1) Solely for the convenience of the reader, drachma amounts have been translated into euro at the rate of € 1.00 = GRD 340.75, the conversion rate fixed on 20th June, 2000.

(2) The weighted average number of shares throughout each period was 220,000,000.

Balance Sheet Data:

	Year ended 31st December,				Six months ended 30th June,			
	1998	1999	2000	2000	2000	2000	2001	2001
	(GRD million)			(euro million)(1)	(GRD million)	(euro million)(1)	(GRD million)	(euro million)(1)
Assets								
Cash and cash equivalents	19,524	25,493	4,754	14	39,360	115	121,514	357
PPC Personnel Insurance Organisation . .	0	0	92,878	273	51,606	151	35,879	105
Other current assets	423,454	465,332	433,129	1,271	436,940	1,282	431,654	1,267
Fixed assets, net . .	1,659,898	1,787,487	1,970,723	5,783	1,864,122	5,471	2,046,079	6,005
Other non-current assets	61,628	61,043	55,909	164	55,416	163	54,898	161
Total assets . .	2,164,504	2,339,355	2,557,393	7,505	2,447,444	7,182	2,690,024	7,894
Liabilities								
Current portion of debt	304,030	270,362	208,964	613	191,924	563	198,325	582
Other current liabilities	171,896	191,950	230,485	676	225,460	662	239,441	703
Long-term debt, net of current portion . .	1,184,759	1,320,589	1,537,453	4,512	1,449,714	4,254	1,607,711	4,718
Other non-current liabilities	491,081	521,742	539,637	1,584	524,222	1,538	583,692	1,713
Total liabilities. .	2,151,766	2,304,643	2,516,539	7,385	2,391,320	7,017	2,629,169	7,716
Equity								
Share capital	0	0	220,000	646	0	0	220,000	646
State contributions. .	38,797	38,797	0	0	38,797	114	0	0
Accumulated deficit and reserves . .	(26,059)	(4,085)	(179,146)	(526)	17,327	51	(159,145)	(468)
Total equity . .	12,738	34,712	40,854	*120*	56,124	165	60,855	178
Total liabilities and equity	2,164,504	2,339,355	2,557,393	7,505	2,447,444	7,182	2,690,024	7,894

(1) Solely for the convenience of the reader, drachma amounts have been translated into euro at the rate of € 1.00 = GRD 340.75, the conversion rate fixed on 20th June, 2000.

Cash Flow Data:

	Year ended 31st December,				Six months ended 30th June,			
	1998	1999	2000	2000	2000	2000	2001	2001
	(GRD million)			(euro million)	(GRD million)	(euro million)	(GRD million)	(euro million)
Cash Flow Data								
Net cash from operating Activities . .	233,637	238,710	220,568	647	143,361	421	197,872	581
Net cash used in investing Activities	(187,305)	(163,935)	(261,536)	(768)	(96,140)	(282)	(91,810)	(269)
Net cash from (used in) financing Activities	(46,540)	(68,806)	20,229	59	(33,354)	(98)	10,698	31
Net increase (decrease) in cash and cash equivalents	(208)	5,969	(20,739)	(61)	13,867	41	116,760	343
Cash and cash equivalents at beginning of year/period	19,732	19,524	25,493	75	25,493	75	4,754	14
Cash and cash equivalents at end of year/period	19,524	25,493	4,754	14	39,360	116	121,514	357

(1) Solely for the convenience of the reader, drachma amounts have been translated into euro at the rate of € 1.00=GRD 340.75, the conversion rate fixed on 20th June, 2000.

Summary Operating Data (unaudited):

	Year ended 31st December,			Six months ended 30th June,	
	1998	1999	2000	2000	2001
Installed capacity (MW)	10,296	10,997	11,121	11,093	11,158
Net production (GWh)	41,834	44,777	48,483	23,732	22,742
Capital expenditure (GRD million) (audited)	234,017	226,484	311,039	126,409	133,233

Summary Illustrative Financial Information

American Appraisal have issued a report, a summary of which is included in this offering circular, setting out the criteria used to derive the fair market value of our fixed assets. The summary illustrative financial information below has been derived from note 12 to the audited consolidated financial statements. The illustrative financial information in note 12 has been prepared to provide the reader with a better understanding of the impact that a revaluation of our fixed assets recorded for the year ended 31st December, 2000, using American Appraisal's valuation of fixed assets, would have had on our equity and statements of operations. The summary illustrative financial information below, which has been prepared in accordance with IAS, does not show separately those items in the statements of operations and balance sheet that are not impacted by the adjustment of asset values. You should read note 12 to the audited consolidated financial statements for more information on this illustrative financial information.

The revaluation would have resulted in an increase in fixed assets of GRD 990,369 million (€ 2,906 million). According to the illustrative asset values shown in note 12 to the audited consolidated financial statements, depreciation and amortisation for the year ended 31st December, 2000 would have been GRD 151,132 million (€ 443.5 million) as compared with GRD 73,041 million (€ 214.3 million) on a historical basis, as reflected in the audited consolidated financial statements for the same period. The increase in these charges reflects the effect of the higher value of fixed assets. According to the illustrative asset values shown in note 12 to the audited consolidated financial statements, loss after tax for the year ended 31st December, 2000 would have been GRD 69,621 million (€ 204.3 million) as compared with a profit after tax of GRD 8,470 million (€ 24.9 million) on a historical basis, as reflected in the audited consolidated financial statements, for the same period due to increased depreciation and amortisation resulting from higher fixed asset values. The following summary presents certain of the illustrative financial information included in note 12 to the audited consolidated financial statements:

Statements of Operations Data:

	Year ended 31st December, 2000			Six months ended 30th June, 2000			Six months ended 30th June, 2001		
	Audited GRD million	Illustrative GRD million	Illustrative euro million(1)	Audited GRD million	Illustrative GRD million	Illustrative euro million(1)	Audited GRD million	Illustrative GRD million	Illustrative euro million(1)
Revenues	977,327	977,327	2,868	477,396	477,396	1,401	501,883	501,883	1,473
Operating expenses (excluding depreciation) . .	751,148	751,148	2,204	345,592	345,592	1,014	366,424	366,424	1,075
Depreciation & amortisation . .	73,041	151,132	443	30,757	71,671	210	38,795	80,854	238
Other	130,767	130,767	384	68,673	68,673	202	47,424	47,424	139
Profit before tax . .	22,371	(55,720)	(163)	32,374	(8,540)	(25)	49,240	7,181	21
Provision for income tax(2)	(13,901)	(13,901)	(41)	(8,842)	(8,842)	(26)	(13,707)	(13,707)	(40)
Profit (loss) after tax	8,470	(69,621)	(204)	23,532	(17,382)	(51)	35,533	(6,526)	(19)

(1) Solely for the convenience of the reader, illustrative drachma amounts have been translated into euro at the rate of € 1.00 = GRD 340.75, the conversion rate fixed on 20th June, 2000.

(2) The tax deductibility of the additional depreciation charge which relates to the fixed assets appraisal has been approved by the Ministry of Finance, but its exact application and extent is still to be determined. Accordingly, the related tax effect is not reflected in the above provision.

Balance Sheet Data:

	Year ended 31st December, 2000		
	Audited GRD million	Illustrative GRD million	Illustrative euro million(1)
Assets			
Fixed assets	1,971,987	2,962,356	8,694
Other assets	585,406	585,406	1,718
Total assets	2,557,393	3,547,762	10,412
Liabilities and Shareholders' Equity			
Liabilities	2,516,539	2,516,539	7,385
Shareholders' Equity			
Share capital	220,000	220,000	646
Appraisal surplus, net	0	990,369	2,907
Accumulated deficit and reserves	(179,146)	(179,146)	(526)
Total equity	40,854	1,031,223	3,027
Total liabilities and shareholders' equity	2,557,393	3,547,762	10,412

(1) Solely for the convenience of the reader, illustrative drachma amounts have been translated into euro at the rate of € 1.00 = GRD 340.75, the conversion rate fixed on 20th June, 2000.

RISK FACTORS

An investment in our shares or GDRs involves certain risks. You should carefully consider all the information contained in this offering circular, including the risks described below, before making any investment decision with respect to the shares or GDRs.

Factors relating to the Company

Our financial statements are subject to a qualified audit report as to, inter alia, the sufficiency of detail of our fixed asset register

Prior to our transformation into a *société anonyme*, we did not keep complete records of our fixed assets and, as a result, our fixed asset register does not provide sufficiently detailed information that would enable us to determine each of our fixed assets. We expect to update our fixed asset register in order to provide sufficient detail regarding our fixed assets by December 2002. Consequently, Arthur Andersen have qualified their audit report with respect to the audited consolidated financial statements included in this offering circular as to, *inter alia*, the sufficiency of detail of our fixed asset register. You should read the "Index to Financial Statements—Independent Auditors' Report" included elsewhere in this offering circular for more information.

We are in the process of revaluing our fixed assets, however, these values have not been reflected in our audited balance sheets or statements of operations included in this offering circular

We have engaged American Appraisal to value our fixed assets in order to reflect their fair market value. American Appraisal have issued a report, a summary of which is contained in this offering circular, setting out the criteria used to derive the fair market value of our fixed assets. We are in the process of revaluing our fixed assets, however, the fixed asset values in our audited consolidated financial statements included in this offering circular for the year ended 31st December, 2000 do not reflect our revaluation and therefore do not reflect the fair market value of these assets. This is because we have not yet completed our fixed asset register, which we intend to complete by December 2002 and which will contain a comprehensive list as well as the fair market value of our fixed assets.

Once the fixed asset register is completed and as allowed under Greek law, we intend to incorporate the results of our revaluation into our financial statements as at 31st December, 2002. However, we have presented illustrative financial information in this offering circular for the purposes of providing the reader with a better understanding of the impact that a revaluation of our fixed assets recorded for the year ended 31st December, 2000, using American Appraisal's valuation of our fixed assets, would have had on our equity and statements of operations. As this illustrative financial information is based on a valuation of our fixed assets without the benefit of a completed fixed asset register, there can be no assurance that this illustrative financial information will accurately reflect our true financial position or results of operations upon completion of the fixed asset register. Therefore, we cannot assure you that the amounts shown in our financial statements as at and for the year ended 31st December, 2002, which will include the results of our asset revaluation, will not differ materially from amounts indicated in the illustrative financial information. Such differences could arise during the course of completing our fixed asset register and in the course of reconciling the results of our physical inventory to the accounting records and the work of American Appraisal. We will also have to take account of any additions or disposals of fixed assets made since 31st December, 2000.

Our exposure to legal liability is significant

We are defendants in a significant number of legal proceedings arising from our operations, with a total estimated exposure of up to GRD 138 billion (€ 404.9 million). While we have obtained judgements in our favour in some of the legal proceedings at the first and second instance we are not able to predict the ultimate outcomes, which may be unfavourable to us. We are also involved in certain litigation with potential environmental liability which, although it may not involve financial penalties and therefore cannot be quantified, if determined unfavourably, could have a material adverse effect on our financial condition or business operations.

The aggregate amounts we may be required to pay may be significant. We have established a reserve for litigation where we consider it probable that a claim will be resolved unfavourably and where we can reasonably estimate the potential loss involved. It is possible that we have made insufficient provisions for litigation risk. Accordingly, any claims settled unfavourably in excess of these provisions could have a material adverse effect on our financial condition and results of operations. You should read "Our Business—Legal Proceedings" for a more detailed discussion of these legal proceedings.

In addition, we are involved in legal proceedings that have been brought on behalf of various groups of pensioners with total estimated claims of GRD 206 billion (€ 604.5 million). We have established no reserve for these claims as, under Greek law and as confirmed by an independent legal opinion we have obtained, the PIO would be the defendant in the proceedings relating to pension benefits. However, there can be no assurance that we will not be required to pay any sums pursuant to these proceedings.

You should read "Our Business—Legal Proceedings" and "Risk Factors—We could have significant pension liabilities in the future" for a more detailed discussion of these legal proceedings and our pension liabilities.

We could have significant pension liabilities in the future

Prior to 1st January, 2000, we were required to provide pension, healthcare and welfare benefits for our employees and pensioners rather than participate in standard, state-sponsored social security programmes. Until that time, because of uncertainties regarding the level of our legal obligations arising from the pension, medical and other benefits of our employees and pensioners, we were accounting for such costs on a cash basis, rather than on an actuarially determined basis. Thus, no financial reserves were maintained to cover current or accrued pension liabilities. By 31st December, 1999, our potential exposure for social security liabilities was estimated to be approximately GRD 3.5 trillion (€ 10.27 billion).

As of 1st January, 2000, PIO, a specific pension fund established for us under the Liberalisation Law, and pursuant to collective agreements with our unions, is responsible for all pension benefits, healthcare insurance and other social security expenses for our employees and pensioners. The PIO is a public entity supervised by the Hellenic Republic. Following its establishment, we are no longer obliged to make any payments in respect of pensions or healthcare, and we have no pension liability except certain contributions, generally determined for all employers in Greece, as a percentage of an employee's salary. All employer, employee and pensioner contributions are paid to the PIO. You should read "Our Business—Pension benefits" for a more detailed discussion of pension benefits.

Under the Liberalisation Law enacted on 22nd December, 1999, which ratified the collective agreements with our unions, the Hellenic Republic assumed the obligation to meet any differences between the total income of the PIO and its payment obligations for pension and healthcare benefits. Although, at present, we have no obligation under existing laws to cover any future differences between the total income of the PIO and its payment obligations assumed by the Hellenic Republic, there can be no assurance that the existing social security laws will remain unchanged, or that we will not be required in the future, by law or otherwise, to contribute or provide additional funds to the PIO.

The methodology for establishing future tariffs has not yet been finalised

The Hellenic Republic has appointed an independent regulator, the RAE, to regulate the electricity industry pursuant to basic principles established by the Liberalisation Law. The level of customer electricity tariffs that all suppliers, including ourselves, charge customers for electricity, the tariffs the HTSO charges all suppliers, including ourselves for connecting to and using the interconnected transmission system and the tariffs that we charge all suppliers for use of our distribution network, are determined by the Ministry of Development on the recommendation of the RAE. Although the Ministry of Development has made a statement indicating the criteria under which tariffs will be set in the near term, there can be no assurance as to the level of tariffs. These new tariffs will be finalised and implemented after the combined offering.

Furthermore, although the RAE is required by Greek law to provide recommendations with respect to the level of tariffs, there is no requirement for the Ministry of Development to follow such recommendations. For example, in July 2001 the RAE proposed a tariff increase of 6% and the

Ministry of Development increased tariffs by between 3.5% and 5%, depending on customer categories. In addition, for so long as we supply at least 70% of the Eligible Customer market, the Ministry of Development will continue to set the maximum electricity tariff that we may charge to Eligible Customers.

Future electricity tariffs, which we cannot currently control or predict, may change in ways that could have a material adverse effect on our business, financial condition or results of operations. You should read "Regulation of the Greek Electricity Sector" for a more detailed discussion of tariffs and the regulations applicable to Eligible Customers.

We have incurred significant indebtedness to finance our capital expenditure requirements

We have incurred long-term debt to fund our capital resource requirements. As at 30th June, 2001, our outstanding long-term debt was approximately GRD 1,799 billion (€ 5.27 billion). We may have to allocate increasing amounts of cash flow to service our debt obligations, depending on the level of debt, prevailing interest rates and, to a lesser extent, exchange rate fluctuations. This could have an adverse effect on our financial condition and results of operations and also impact our ability to obtain future financing.

Fuel costs and hydrological conditions may have a significant impact on our operating costs

The price of oil and natural gas significantly affects our operating costs. For the six months ended 30th June, 2001, approximately 15% of our net electricity production, in terms of GWh, was from oil-fired power stations and approximately 12% was from natural gas-fired power stations, accounting for 36% and 28% of our total fuel costs, respectively, during that period. As we do not hedge against volatility in oil and natural gas prices, any increase in the price of oil or natural gas could have a material adverse effect on our financial condition and results of operations. Much of our oil-fired capacity is on the autonomous islands (as defined in "Our Business — Overview", where we are the principal generator and sole supplier, and where our tariffs are fixed at the same levels as those for the interconnected system.

In an average year, based on annual net production data from 1996 to 2000, approximately 10% of our annual net electricity production has been from our hydroelectric stations, despite the fact that this source represented approximately 25% of our total installed capacity during the same period. In dry years, we rely more heavily on electricity purchases from abroad and thermal production, mainly from gas-fired and oil-fired power stations, as the lignite-fired power stations are base load stations, which increases our operating costs. As a consequence, variations in hydrological conditions can have an adverse impact on our results of operations.

As tariffs are determined by the Ministry of Development, we do not currently, and in the future may not be able, to pass any increased fuel costs to our customers. You should read "Our Business— Generation" for a more detailed discussion of our primary sources of electricity production.

Regulatory changes may have a material adverse effect on our business and results of operations

The laws, regulations and policies of the European Union and the Hellenic Republic affect our business, financial condition and results of operations. Regulation of the Greek electricity market has changed significantly in 2001 following the implementation into Greek law of the provisions of Directive 96/92 of the European Parliament (the "Electricity Directive") by the Liberalisation Law, which was designed to liberalise and create more competition in the Greek electricity market. The restructuring and other changes to our business driven by the new regulatory framework may have a material adverse effect on our business, financial condition and results of operations.

To comply with the Liberalisation Law, we:

- Have transferred the management and operation of the interconnected transmission system to the HTSO, of which the Hellenic Republic owns 51% in accordance with the Liberalisation Law; and
- Are reorganising our generation, transmission, distribution and mining operations into separate business units with their own management. Each business unit will be responsible for controlling its own costs and achieving its own operating targets.

The Liberalisation Law changed significantly how we operate and the regulations with which we must comply. The regulatory framework implementing the Liberalisation Law is in the process of being completed and some of the detailed regulations implementing the Liberalisation Law, including the Network Code, which will govern access to, and operation of, the distribution network, have not been finalised. Accordingly, the obligations to which we are subject and the economic terms of some of our operations, such as distribution, may change in the near future.

The European Commission monitors the implementation of the Electricity Directive and other applicable European Union laws in the Hellenic Republic to ensure that the Greek regulatory regime complies with the Electricity Directive and other European Union laws and regulations, such as provisions relating to state aid. We cannot assure you that the European Commission will not take action or that Greek law and regulations will not change in the future pursuant to decisions of European Union institutions in respect of relevant directives and European Union laws and regulations. Any such action by the European Commission or changes may also lead to the repayment by us of certain benefits received in the past. In addition, future changes in European Union or Greek government policy may influence regulation and affect our business in ways that we cannot predict at this time. You should read "Regulation of the Greek Electricity Sector—Future developments" for a more detailed discussion on regulatory changes.

The competition we face in the electricity generation and supply markets will increase and we expect to lose some of our current market share

Until 2001, we faced virtually no competition in the electricity generation and supply markets in Greece. The expected increase in competition under the new electricity market structure may have a material adverse effect on our results of operations and financial condition.

Electricity tariffs in Greece, as established by the Ministry of Development, are currently among the lowest in the European Union. We do not believe that, under the current tariff regime, we will face any significant competition in the Greek electricity market. However, particularly if electricity tariffs significantly increase, we expect that we will face increased competition in the generation and supply of electricity in the Greek market and may lose a significant portion of our current share of that market.

The Hellenic Republic has had, and may continue to have, a significant impact on our operations

Governmental influence in the past

In the past, the Hellenic Republic significantly influenced our management policies. Certain of our operations and some of our commercial decision-making were affected by the political and economic objectives of the Greek government.

Although we now base business decisions on commercial criteria, we continue to have obligations under some non-commercial contracts we entered into in the past. For example, arrangements with our two largest corporate customers, Larco S.A. ("Larco") and Aluminium Company of Greece S.A. ("Aluminium"), were not entered into on commercial terms but rather on terms consistent with Greek government policies. You should read "Relationship with the Selling Shareholder" for a more detailed discussion of our contract with Larco. In addition, there can be no assurance that we will not be subject to influence from the Hellenic Republic in the future to enter into contracts under terms that are disadvantageous to us.

The Hellenic Republic will continue to be our majority shareholder after the combined offering

Following the combined offering, the Hellenic Republic will directly control approximately 85% of our outstanding share capital, or approximately 84% of our outstanding share capital assuming no return transfer of shares pursuant to the over-allotment option. This holding will allow the Hellenic Republic to have significant influence over decisions submitted to a vote of our shareholders.

The Hellenic Republic will exercise its rights as a shareholder through the mechanisms of Greek corporate law and our articles of incorporation. Our articles of incorporation provide that certain decisions submitted to shareholders for a vote are to be determined by a simple voting majority at any general assembly of shareholders. Decisions subject to a simple majority of votes include: election of members of the board of directors and the Chief Executive Officer, the distribution of annual profits and the approval of our annual financial statements. So long as the Hellenic Republic holds a majority

of our shares, the Greek government will have the right, as controlling shareholder (in addition to the decisions referred to above), to:

- Affect a number of important actions through the exercise of its power to block capital increases and other amendments to our articles of incorporation; and
- Elect six out of the 11 members of our board of directors, including the Chief Executive Officer.

Accordingly, actions of the Hellenic Republic, acting through the Minister of Finance, could have a significant impact on our management, policies and business decisions.

We expect to be able to follow our current commercially-oriented strategy as discussed in "Our Business—Strategy" for the foreseeable future. However, there can be no assurance that our current senior management will continue to serve in their current capacities or that our commercial initiatives and policies will not be discontinued if there is a change in government policy.

We may be required to take decisions that could have a negative impact on our profitability

We do not expect to increase significantly our capacity investments in Greece over the next few years, beyond our planned expenditure for additional generating capacity in Komotini, Florina, Messochora, Linoperamata and Atheninolakkos. Additional generating capacity may, however, be required to meet expected demand and to fulfil our role as supplier of last resort under the Liberalisation Law. Depending on the number of new entrants in the Greek electricity market over the next few years, we may be required by the Hellenic Republic to build additional generating capacity. As we currently operate in an environment of low tariffs relative to other European Union member states, we may not be able to achieve sufficient returns on our investment in additional generating capacity and therefore, such investment may have an adverse effect on our profitability.

In addition, the HTSO may require us to invest in the interconnected transmission system to improve the capacity, efficiency and quality of the transmission system assets. We may be required to incur all expenses in connection with such investments. While the Liberalisation Law presently contemplates that we are entitled to compensation from the HTSO for all or part of these expenses, through payment of an annual fee which is provided for under the Liberalisation Law, our eventual compensation by the HTSO will be linked to a reasonable profit, as determined by the Ministry of Development following the RAE's recommendation. We do not have control over the determination of this reasonable profit and costs and there can be no assurance that the profit and the compensation we will receive will cover the actual costs to us, including any financing cost, of us undertaking any investments at the HTSO's request.

We may lose some of the rights and privileges that we have enjoyed in the past

In the past, in common with other public sector companies, we have enjoyed certain rights and privileges including, for example, an exemption from the mandatory obligation to insure our vehicles and immunity from confiscation of certain of our assets. There can be no assurance that we will continue to enjoy such rights and privileges in the future and the loss of such rights and privileges may require us to incur additional, unanticipated expenditures, including the repayment of the value of such rights and privileges enjoyed in the past.

We are diversifying our business into telecommunications and may further diversify internationally or into other businesses which could entail risks

We are diversifying our business into telecommunications, which is a business area outside our core electricity business. Although we expect synergies to be gained by using our existing infrastructure and technological expertise related to our core business, as well as the benefits of a large customer base, we will face new commercial and other risks in entering the telecommunications business and a regulatory regime that differs from the risks and regulations that we faced in the context of our core business.

In addition, we are prepared to pursue international opportunities and we may also seek to diversify our core electricity business through strategic acquisitions, including, for example, the exercise of an option which may be granted to us by the Hellenic Republic to purchase shares in DEPA, the currently state-controlled Greek public gas corporation in which Hellenic Petroleum ("ELPE") currently holds 35%. These acquisitions could have an impact on our business focus and lead to changes in our strategy and management.

We are subject to certain laws and regulations generally applicable to public sector companies

So long as the Hellenic Republic holds at least 51% of our share capital, we will, in some respects, continue to be classified as a public sector company in Greece. As a public sector company, we will be subject to certain laws and regulations generally applicable to public sector companies in Greece affecting some aspects of our business, including but not limited to the hiring, dismissal and compensation of employees and our procurement policies. These laws and regulations, which do not apply to our current competitors and are not likely to apply to future competitors, may have a material adverse impact on our results of operations and may also limit our operational flexibility.

Our initiatives aimed at increasing our profitability and competitiveness may not be successful

We have implemented new initiatives designed to enhance our profitability, reduce our costs and improve our ability to compete successfully in a liberalised market. We are continuing to develop these initiatives. These initiatives include:

- Constrained hiring and reduction of our staffing levels through natural attrition;
- Implementation of preventative procedures for repairs and maintenance programmes;
- Rationalisation of capital expenditures;
- Application of strict investment criteria in the evaluation of new infrastructure projects;
- Development of renewable resources and co-generation; and
- Diversification into telecommunications.

We have hired outside specialist consultants to help us with certain of these initiatives. In addition, we have recruited some of our senior managers from the private sector to help us implement our initiatives. The degree of success of our strategy depends, in part, on factors outside our control, such as the development of the Greek economy and of the Greek electricity market as well as Greek labour laws and the acceptance by our employees of new management initiatives. In addition, there can be no assurance that we will be able to implement successfully, or realise fully the benefits of, these initiatives.

Our ability to reduce staff is limited

A key part of our strategy to enhance our profitability and ability to compete successfully is to make our operations more efficient. Our ability to reduce staff, in order to improve efficiency and reduce our costs, is limited by:

- Greek laws and collective bargaining agreements with our unions; and
- Our past practice of terminating employees' contracts only "for cause".

In 2001, we reduced our staff levels by seconding employees to the PIO and the HTSO. However, we do not expect to reduce our staff levels by further secondments in the future. As a result, we will depend on constrained hiring and natural attrition to achieve staff reductions. These methods will restrict our ability to reduce staff numbers to the optimum level and improve our profitability. There can be no assurance that, using these methods, we will be able to reduce staff to levels that will help us improve our profitability. Restrictions on our ability to reduce staff numbers could have a material adverse effect on our financial condition and results of operations.

We do not maintain insurance on our operating assets

We do not maintain insurance against the usual risks associated with our power stations, transmission and distribution assets, property, equipment (other than our information technology equipment) and operations. Business interruptions due to labour disputes, strikes, earthquakes, forest fires and adverse weather conditions, among other factors, could result in a loss of revenues or impose liabilities or increased costs on us.

Any material damage to our key power stations, transmission and distribution assets or mining equipment could have a material adverse impact on our business, financial condition or results of operations.

Our business is subject to numerous environmental laws and regulations

Our core operations of electricity generation, transmission, distribution and mining, are subject to extensive environmental regulation under Greek law, including laws adopted to implement European Union directives and international agreements. Environmental regulations and standards affecting our business primarily relate to air emissions, water pollution, waste disposal and electromagnetic fields. The principal by-products of electricity generation from fossil-fuels are sulphur dioxide (SO_2), nitrogen oxides (NO_x), carbon dioxide (CO_2) and particulate matters such as dust and fly ash. The primary focus of environmental regulation applicable to our business is to reduce those emissions.

We incur significant costs in complying with environmental regulations requiring us to implement preventative or remedial measures. In addition, it is likely that there will be future environmental laws on both a national and European Union level that will lead to more stringent regulation of our business. Environmental regulatory measures may take such forms as emission limits, taxes or required remedial measures and influence our policies in ways that affect our business decisions and strategy, such as by discouraging the use of certain fuels or requiring us to pay for water. They may also require us to incur material capital expenditure. In some cases, environmental issues may require us to restrict or terminate existing operations or projects.

The growing debate on the alleged potential long-term health effects of exposure to electromagnetic fields may give rise to proposals for stricter legislation. Low-frequency infrastructure, such as electricity transmission and distribution lines and substations, and high-frequency infrastructure, such as the transmission stations which our telecommunication business may use to provide mobile telephony services, create electromagnetic fields that extend some distance from this infrastructure. In the event that the Greek government or the European Union adopt in the future stricter laws and regulations that would require us to upgrade, move or make other changes to some of our electricity lines and transmission and distribution facilities as well as our telephony infrastructure, compliance with such laws could involve significant costs, limit our telecommunications business or our ability to maintain or expand the coverage for its operations. You should read "Our Business—Environmental Matters" for more information on electromagnetic fields.

We do not have all the licences and permits we need in respect of our operations

We are in the process of obtaining from the relevant Greek authorities a number of licences and permits we do not currently have but which are required for our operations, including, for example, the licenses to own and operate our distribution network. There can be no assurance, however, that we will receive all required licences and permits in a timely manner. Failure to obtain or renew certain licences might, for example, result in interruptions to some of our operations. In addition, these licences and permits, once granted, or the existing licences and permits, once renewed, may, for example, have more stringent environmental conditions that will require us to incur material additional, unanticipated expenditures.

Risks inherent to mining could increase the cost of our primary fuel or may result in revision of reserve data

Lignite-fired generation accounted for approximately 68% of our total power generation for the six months ended 30th June, 2001 and lignite production accounted for approximately 36% of our total fuel costs for the same period.

The lignite reserve data in this offering circular are estimates made by our mining staff. While we believe that our reserve data are accurate, such estimates necessarily lack complete precision and depend to some extent on statistical inferences. Exploitable reserves are not considered as such unless they can be economically and legally extracted. Reserve data are not indicative of future results of operations.

Increased production costs, increased stripping ratios and changes in the regulatory regime governing our mining operations may result in revision of reserve data from time to time and may render exploitable reserves uneconomical to exploit or unexploitable.

We are subject to public service obligations for which we may not be adequately compensated

As the dominant electricity provider in Greece, we are subject to public service obligations that affect our costs, and which may not be imposed on prospective competitors. For example, we are required to supply electricity on the autonomous islands at the same tariffs as in the interconnected system, although our costs of generation are higher on the autonomous islands than in the interconnected system. We expect to be compensated from a special account established by the RAE and administered by the HTSO for meeting our public service obligations to the extent there are competitors and only in proportion to our public service obligations compared with the public service obligations of our competitors. We do not expect the full cost of our public service obligations to be covered by any compensation provided by the special account administered by the HTSO or through passing the relevant cost to the customers through the tariffs, if such compensation is approved by the European Union. As a result, we may incur a significant financial burden in providing the public service obligations, which may have a material adverse effect on our business, financial condition and results of operations. Public service obligations may not be imposed on prospective competitors, which may result in a competitive disadvantage for us. You should read "Regulation of the Greek Electricity Sector" for a more detailed discussion of public service obligations.

The Minister of National Economy has recently indicated the Hellenic Republic's intention to compensate us for some of the costs related to our public service obligations in an amount of GRD 55 billion (€ 161 million) per year. The first of these annual payments is scheduled to take place in 2002 and the payments will cease in 2004 or earlier if an alternative mechanism for compensation is put into place. However, given that these payments are subject to compliance with Greek and European Union law and clearance with the Commission of the European Union, there can be no assurance that we will actually receive the sums indicated by the Minister.

Finally, the Hellenic Republic has powers to require us to take certain actions with respect to matters affecting national security or the provision of services in developing regions.

We may have to close down one of our generating stations in the Athens area

We have approved a protocol entered between the municipality of Keratsini in the Athens area and the Ministries of Development and Environment, Planning and Public Works to discontinue the operation of one of our natural gas-fired power stations located in Keratsini, six years following the completion of work to convert the station to a natural gas-fired station. We completed this work in July 2000. We approved this protocol in response to residents' concerns about emissions from the oil-fired station we operated there, prior to its conversion to a natural gas-fired station. Operation of our station, which has an installed capacity of 360 MW, is limited to eight months per year for the first three years of our operation and three months per year for the following three years. Failure to reach a settlement with the municipality of Keratsini and the Ministries of Development and Environment, Planning and Public Works may not allow us to continue the operation of this station and may have a material adverse effect on our operations.

We are in the process of perfecting title to our land

Although we are the legal successor to all assets formerly owned and registered in the name of PPC, which were transferred to us as part of our transformation to a *société anonyme*, legal title in land and buildings will not be perfected, and therefore title may not be enforced against third parties, until the property is registered at the relevant land registry in our name. You should read "Our Business—Property" for a more detailed discussion on our property.

In addition, disputes over some of our rights of way have prevented the construction and use of certain transmission assets in some areas.

Almost all of our employees are members of a labour union

Almost all our employees are members of a labour union. Our unions are considered to be strong and influential, but we believe that our relations with our unions are generally good, despite certain claims of employees and pensioners against us and occasional strikes. We cannot assure you that favourable relations will continue in the future. From time to time, our employees may engage in industrial action that may disrupt our operations. You should read "Our Business—Employees" for a more detailed discussion of employees and labour unions.

Political and Economic Risks

Political and economic developments in Greece and elsewhere in the European Union could adversely affect our operations

Our business, financial condition, results of operations and prospects, as well as the market price and liquidity of our shares and GDRs, may be adversely affected by events outside our control and, in certain cases, outside the control of the Hellenic Republic. These events include, but are not limited to, the following:

- EU legislation in the electricity sector and environmental regulation;
- Changes in Greek government policy;
- Political instability or military conflict in Europe, the Middle East or elsewhere; and
- Taxation, environmental regulation and other political, economic or social developments affecting Greece.

The occurrence of these and other events could have a material adverse effect on our business, financial condition and results of operations.

European Economic and Monetary Union could have a negative effect on our results of operations

While Greece did not participate in the third stage of European Economic and Monetary Union ("EMU") in 1999, at the EU summit of leaders held on 19th and 20th June, 2000, entry by Greece into the third stage of EMU was ratified, and the Hellenic Republic adopted the euro as the legal currency in Greece on 1st January, 2001. Banknotes and coins denominated in euro are expected to enter into circulation in Greece and other member states of the European Union which have adopted the euro as their currency on 1st January, 2002 and banknotes and coins denominated in Greek drachma are expected to be withdrawn by 28th February, 2002.

To date, we have not experienced any operational or technological difficulties with regard to, or resulting from, the introduction of the euro. We have taken steps to ensure that all our systems are euro-compliant. However, we cannot assure you that the steps we have taken will be sufficient to attain euro-compliance. We may incur additional transition costs in connection with the introduction of the euro and, apart from costs associated with our adoption of the euro, there may be inadvertent costs caused by human errors, systems errors, and other unforeseen problems associated with the introduction of the euro. There can be no assurance that our systems will be fully or successfully converted to the euro by 1st January, 2002.

Risks relating to the Combined Offering

Our articles of incorporation contain significant restrictions on the voting rights of certain shareholders

Our articles of incorporation contain certain provisions which restrict the voting rights of all shareholders other than the Hellenic Republic. No beneficial shareholder (except for the Hellenic Republic), together with its affiliates, may vote more than 5% of our shares at a general assembly of shareholders. There are limited exceptions to this voting limit that permit depositaries, including The Bank of New York, the depositary for our GDRs, to vote, in the aggregate, a greater percentage of shares on behalf of the underlying investors who, individually, hold no more than 5% of our shares.

There has been no prior public market for our shares or GDRs

Prior to the combined offering, there has been no public market for our shares or GDRs and there can be no assurance that an active market will develop or be maintained after the combined offering. Although application has been made to list our shares on the ASE and for the GDRs to be admitted to the official list maintained by the UKLA and to trading by the LSE, we cannot assure you that an active trading market for the shares or GDRs will develop or will be sustained subsequent to the combined offering. The offering price for our shares and GDRs will be determined by the Hellenic Republic and us following discussions with the joint global coordinators.

The Athens Stock Exchange is less liquid than other major stock exchanges

The principal trading market for the shares will be the ASE. The ASE is less liquid than major markets in Western Europe and the United States. As a result, shareholders may have difficulty in buying and selling shares, especially in large numbers. In 2000, the average daily volume on the ASE was approximately GRD 136.7 billion (€ 401.1 million).

The value of the shares and GDRs may be adversely affected by sales of substantial amounts of our shares by the Hellenic Republic or the perception that such sales could occur.

After the combined offering, the Hellenic Republic, directly or indirectly, will own approximately 85% of our share capital (or approximately 84% assuming no return transfer of shares pursuant to the over-allotment option). We and the Hellenic Republic have agreed that for a period of 180 days after this combined offering, we will not, without the prior written consent of the international managers, directly or indirectly, sell any shares of our company. Nevertheless, future sales of substantial amounts of our shares in the public market by the Hellenic Republic or by any other large shareholders or block of shareholders, or even the perception that such sales could occur, could have a material adverse effect on the market price of the shares and the GDRs.

The price of the shares and the GDRs may be volatile

The market price of the shares and GDRs may be subject to wide fluctuations in response to numerous factors, many of which are beyond our control. These factors include the following:

- Actual or anticipated fluctuations in our operating results;
- The condition of the Greek economy and the economies of the other countries that have adopted the euro as their currency pursuant to EMU;
- Political instability or military conflict in Greece or elsewhere;
- Potential or actual sale of large blocks of our shares or GDRs into the market;
- The entrance of new competitors and their positions in the market;
- Changes in financial estimates by securities analysts;
- Conditions and trends in the electricity sector in Greece and Europe;
- Trends in environmental regulation;
- Our earnings releases; and
- The general state of the securities markets (especially with respect to Greece and the utilities sector).

In addition, stock markets in general, and the ASE in particular, have recently been highly volatile. For example, during the period from 1st January, 2000 to 31st December, 2000, the ASE Composite Index declined by 38.7%. Additionally, for the period from 3rd January, 2001 to 31st October, 2001, the same index declined by 26.5%. You may not be able to trade large amounts of our shares or GDRs during or following periods of volatility.

Privatisation certificates may increase the volatility and the price of the shares and GDRs

The Hellenic Republic has issued two series of privatisation certificates that are still outstanding. The privatisation certificates provide their holders with a right to exchange certificates for shares at a 5% discount in future privatisation offerings by the Hellenic Republic. Holders of privatisation certificates were entitled to preferential allocation over 64% of the shares to be sold by the Hellenic Republic in the combined offering. Any sales of our shares in the public market immediately after the combined offering by privatisation certificate holders who have exchanged their certificates for shares, or even the perception that such sales could occur, could result in increased volatility in the price of the shares and GDRs. We are not able to predict whether and to what extent holders of privatisation certificates will exercise their right to receive shares in this combined offering, or whether they will hold or sell any shares acquired pursuant to the privatisation certificates.

Pre-emptive rights may not be available to U.S. holders of our shares or GDRs

Under Greek law and our articles of incorporation, prior to the issuance of any new shares, we must offer holders of our existing shares pre-emptive rights to subscribe and pay for a sufficient number of shares to maintain their existing ownership percentages. These pre-emptive rights are generally transferable during the subscription period for the related offering and may be quoted on the ASE.

U.S. holders of shares or GDRs may not be able to receive (and trade) or exercise pre-emptive rights for new shares or for shares underlying GDRs unless a registration statement under the Securities Act is effective with respect to such rights or an exemption from the registration requirements of the Securities Act is available. Our decision to file a registration statement with respect to these shares or GDRs will be at our sole discretion and will depend on the costs and potential liabilities associated with any such registration statement, as well as the perceived benefits of enabling U.S. holders of shares or GDRs to exercise their pre-emptive rights and any other factors we may consider appropriate at the time.

If U.S. holders of shares or GDRs are not able to receive (and trade) or exercise pre-emptive rights granted in respect of their shares or the shares represented by their GDRs in any rights offering by us, then they may not receive the economic benefit of such rights. In addition, their proportional ownership interests in the Company will be diluted.

USE OF PROCEEDS

We intend to use our proceeds from the combined offering to repay part of our long-term debt within six months of our share capital increase. We will not receive any proceeds from the sale of shares by the Hellenic Republic.

DIVIDEND POLICY

We may only pay dividends out of profits for the preceding financial year and any distributable reserves after the annual financial statements are approved by the general assembly of shareholders. Before the payment of dividends, we must allocate annually 5% of our net profits to the formation of a legal reserve as provided by our articles of incorporation until this legal reserve equals, or is maintained at a level equal to, at least one-third of our share capital. This reserve cannot be distributed during the life of the Company.

According to our articles of incorporation and Greek law, we must pay a minimum dividend equal to the greater of (a) 6% of our paid-up share capital or (b) 35% of our net profits for that year after the formation of legal reserves. Calculation of all such amounts is based on our financial statements prepared according to Greek GAAP.

We intend to implement a progressive dividend policy which will be in line with our industry peers in Europe. It is our intention to pay a dividend in 2002 subject to receiving any necessary board recommendations and shareholder approval. This will be payable out of profits for the preceding financial year or out of our distributable reserves. As at 31st December, 2000, our distributable reserves (calculated in accordance with Greek GAAP) amounted to approximately GRD 97 billion (€ 284.7 million).

You should read "Description of our Share Capital—Dividends" for a more detailed discussion of the provisions of our articles of incorporation governing our dividends.

EXCHANGE RATES

Almost all of our operations are in Greece and our accounts are denominated in Greek drachma.

The euro was introduced as the official currency of Greece on 1st January, 2001. The Greek drachma remains as a denomination of the euro. The conversion rate between the euro and the Greek drachma was fixed on 20th June, 2000 at the rate of € 1 = GRD 340.75.

The following table sets out from 1st January, 1996 through 7th December, 2001, the average, high, low and period-end noon buying rates for the Greek drachma expressed as Greek drachma per U.S. Dollar. The Federal Reserve Bank stopped publishing buying rates for the Greek drachma once the euro became the official currency in Greece. Accordingly, the exchange rate for the period starting 1st January, 2001 has been calculated by converting the noon buying rate for the euro into Greek drachma at the conversion rate between euro and Greek drachma fixed on 20th June, 2000.

	Period End	Average(1)	High	Low
1996	246.96	240.82	247.80	234.58
1997	284.02	273.28	293.60	244.60
1998	279.90	295.70	323.13	276.60
1999	327.90	306.30	329.30	275.80
2000	362.95	365.92	410.30	320.10
2001 (until 7th December)	382.65	380.88	407.11	357.37

(1) The average of the noon buying rates in the City of New York for cable transfers in Greek drachma as certified for customs purposes by the Federal Reserve Bank of New York on the last business day of each full calendar month during the relevant period, except for monthly figures, which are averages for the month.

CAPITALISATION

The following table sets out our capitalisation as at 30th June, 2001 and as adjusted to give effect to the issue of the offer shares and the receipt by the Company of the proceeds of the combined offering of approximately GRD 49,080 million (€ 144 million), net of estimated fees and expenses. You should read this table together with our financial statements and the related notes contained elsewhere in this offering circular. The sale of our shares by the Hellenic Republic in the combined offering will not change our capitalisation.

Our capitalisation is expected to substantially change upon incorporation of the revaluation of our fixed assets we are conducting and that we intend to incorporate into our financial statements for the financial year ending 31st December, 2002. You should read "Operating and Financial Review and Prospects" for more information on this revaluation.

	As at 30th June, 2001			
	Historical		As adjusted	
	(GRD million)	(euro million)	(GRD million)	(euro million)
Debt				
Short-term borrowings	7,430	22	7,430	22
Current portion of long-term debt	190,895	560	190,895	560
Long-term debt, net of current portion	1,607,711	4,718	1,607,711	4,718
Total debt	1,806,036	5,300	1,806,036	5,300
Shareholders' equity				
Share Capital	220,000	646	232,000	681
Additional paid-in capital	0	0	37,080	109
Accumulated Deficit and Reserves	(159,145)	(468)	(159,145)	(468)
Total shareholders' equity	60,855	178	109,935	322
Total capitalisation	1,866,891	5,478	1,915,971	5,622
Cash and cash equivalents:	121,514	357	170,594	501

(1) Solely for the convenience of the reader, drachma amounts have been translated into euro at the rate of € 1 = GRD 340.75, the conversion rate fixed on 20th June, 2000.

(2) Sale proceeds have been calculated at € 12.32 per share for the Greek retail price and at € 12.70 per share for the Offering Price.

(3) Our long-term debt represents unsecured obligations. Our short-term borrowings represent outstanding repurchase agreements under which securities are used as collateral. You should read notes 20 and 21 to the consolidated financial statements for a description of our short-term borrowings and long-term debt.

Save for the combined offering, there have been no material changes to our capitalisation since 30th June, 2001.

SELECTED FINANCIAL AND OPERATING DATA

The following tables show selected financial data as at and for the three years ended 31st December, 2000 and the six months ended 30th June, 2000 and 2001, together with certain operating data as at and for the three years ended 31st December, 2000 and the six months ended 30th June, 2000 and 2001. The financial data as at and for the years ended 31st December, 1998, 1999 and 2000 has been derived from our audited consolidated financial statements. Our balance sheets as at 31st December, 1998, 1999 and 2000 and our related statements of operations and of cash flows for the three years ended 31st December, 2000 and the related notes, each as prepared in accordance with IAS, are included elsewhere in this offering circular. The selected financial data for our company as at and for the six months ended 30th June, 2000 and 2001, each as prepared in accordance with IAS, have been derived from our audited consolidated financial statements included elsewhere in this offering circular. Our audited consolidated financial statements have been prepared in accordance with IAS, which differ in certain significant respects from Greek GAAP and U.S. GAAP. You should read note 36 and note 37 to the audited consolidated financial statements for a discussion of certain significant differences between IAS and Greek GAAP and between IAS and U.S. GAAP.

You should read this table together with "Operating and Financial Review and Prospects" and our audited consolidated financial statements and the related notes, included elsewhere in this offering circular.

Statements of Operations Data:

	Year ended 31st December,				Six months ended 30th June,			
	1998	1999	2000	2000	2000	2000	2001	2001
	(GRD million)			(euro million)(1)	(GRD million)	(euro million)(1)	(GRD million)	(euro million)(1)
Revenues	848,842	906,246	977,327	2,868	477,396	1,401	501,883	1,473
Payroll cost	260,343	277,588	233,396	685	118,259	347	122,642	360
Fuel cost	266,303	283,730	408,458	1,199	176,724	519	202,201	593
Depreciation & amortisation	53,499	60,629	87,815	257	30,757	90	38,795	114
Other expenses	67,424	81,105	94,520	277	50,609	148	41,581	122
Cost of energy sold	647,569	703,052	824,189	2,418	376,349	1,104	405,219	1,189
Profit from operations	201,273	203,194	153,138	450	101,047	297	96,664	284
Financial income (expense)	(205,439)	(185,102)	(136,002)	(399)	(74,162)	(218)	(49,601)	(146)
Other income (expense)	9,238	12,714	5,235	15	5,489	16	2,177	6
Profit before tax	5,072	30,806	22,371	66	32,374	95	49,240	145
Tax	(6,070)	(9,035)	(13,901)	(41)	(8,842)	(26)	(13,707)	(40)
Profit (loss) after tax	(998)	21,771	8,470	25	23,532	69	35,533	104
Earnings (loss) per share, basic and diluted (GRD/euro per share)	(4.54)	98.96	38.50	0.11	106.96	0.31	161.51	0.47

(1) Solely for the convenience of the reader, drachma amounts have been translated into euro at the rate of € 1.00 = GRD 340.75, the conversion rate fixed on 20th June, 2000.

(2) The weighted average number of shares throughout each period was 220,000,000.

Balance Sheet Data:

	Year ended 31st December,				Six months ended 30th June,			
	1998	1999	2000	2000	2000	2000	2001	2001
	(GRD million)			(euro million)(1)	(GRD million)	(euro million)(1)	(GRD million)	(euro million)(1)
Assets								
Cash and cash equivalents	19,524	25,493	4,754	14	39,360	115	121,514	357
PPC Personnel Insurance Organisation	0	0	92,878	273	51,606	151	35,879	105
Other current assets	423,454	465,332	433,129	1,271	436,940	1,282	431,654	1,267
Fixed assets, net	1,659,898	1,787,487	1,970,723	5,783	1,864,122	5,471	2,046,079	6,005
Other non-current assets	61,628	61,043	55,909	164	55,416	163	54,898	161
Total assets	2,164,504	2,339,355	2,557,393	7,505	2,447,444	7,182	2,690,024	7,894
Liabilities and Equity								
Current portion of debt	304,030	270,362	208,964	613	191,924	563	198,325	582
Other current liabilities	171,896	191,950	230,485	676	225,460	662	239,441	703
Long-term debt, net of current portion	1,184,759	1,320,589	1,537,453	4,512	1,449,714	4,254	1,607,711	4,718
Other non-current liabilities	491,081	521,742	539,637	1,584	524,222	1,538	583,692	1,713
Total liabilities	2,151,766	2,304,643	2,516,539	7,385	2,391,320	7,017	2,629,169	7,716
Equity								
Share capital	0	0	220,000	646	0	0	220,000	646
State contributions	38,797	38,797	0	0	38,797	114	0	0
Accumulated Deficit and Reserves	(26,059)	(4,085)	(179,146)	(526)	17,327	51	(159,145)	(468)
Total equity	12,738	34,712	40,854	120	56,124	165	60,855	178
Total liabilities and equity	2,164,504	2,339,355	2,557,393	7,505	2,447,444	7,182	2,690,024	7,894

(1) Solely for the convenience of the reader, drachma amounts have been translated into euro at the rate of € 1.00 = GRD 340.75, the conversion rate fixed on 20th June, 2000.

Cash Flow Data:

	Year ended 31st December,				Six months ended 30th June,			
	1998	1999	2000	2000	2000	2000	2001	2001
	(GRD million)			(euro million)	(GRD million)	(euro million)	(GRD million)	(euro million)
Cash Flow Data:								
Net Cash from Operating Activities	233,637	238,710	220,568	647	143,361	421	197,872	581
Net Cash used in Investing Activities	(187,305)	(163,935)	(261,536)	(768)	(96,140)	(282)	(91,810)	(269)
Net Cash from (used in) Financing Activities	(46,540)	(68,806)	20,229	59	(33,354)	(98)	10,698	31
Net increase (decrease) in cash and cash equivalents	(208)	5,969	(20,739)	(61)	13,867	41	116,760	343
Cash and cash equivalents at beginning of year/period	19,732	19,524	25,493	75	25,493	75	4,754	14
Cash and cash equivalents at end of year/period	19,524	25,493	4,754	14	39,360	116	121,514	357

(1) Solely for the convenience of the reader, drachma amounts have been translated into euro at the rate of € 1.00 = GRD 340.75, the conversion rate fixed on 20th June, 2000.

;elected Operating Data (unaudited):

	Year ended 31st December,			Six months ended 30th June,	
	1998	1999	2000	2000	2001
ıstalled capacity (MW)	10,296	10,997	11,121	11,093	11,158
ower output (GWh)	41,834	44,777	48,483	23,732	22,742
apital expenditure (GRD million) (audited)	234,017	226,484	311,039	126,409	133,233

Selected Illustrative Financial Information

Arthur Andersen have qualified their audit report in respect of the audited consolidated financial statements included in this offering circular as to, *inter alia*, the sufficiency of detail of our fixed asset register. American Appraisal have issued a report, a summary of which is included in this offering circular, setting out the criteria used to derive the fair market value of our fixed assets. The selected illustrative financial information below has been derived from note 12 to the audited consolidated financial statements. The American Appraisal valuation was based on a number of assumptions which are set out in their summary report included in this offering circular. The illustrative financial information in note 12 has been prepared to provide the reader with a better understanding of the impact that a revaluation of our fixed assets recorded for the year ended 31st December, 2000, using American Appraisal's valuation of our fixed assets, would have had on our equity and statements of operations. The selected illustrative financial information below, which has been prepared in accordance with IAS, does not show separately those items in the statements of operations and balance sheet that are not impacted by the adjustment of asset values. You should read note 12 to the consolidated audited financial statements for more information on this illustrative financial information.

The revaluation would have resulted in an increase in fixed assets of GRD 990,369 million (€ 2,906 million). According to the illustrative asset values shown in note 12 to the audited consolidated financial statements, depreciation and amortisation for the year ended 31st December, 2000 would have been GRD 151,132 million (€ 443.5 million) as compared with GRD 73,041 million (€ 214.3 million) on a historical basis, as reflected in the audited consolidated financial statements for the same period. The increase in these charges reflects the effect of the higher value of fixed assets. According to the illustrative asset values shown in note 12 to the audited consolidated financial statements, loss after tax for the year ended 31st December, 2000 would have been GRD 69,621 million (€ 204.3 million) as compared with a profit after tax of GRD 8,470 million (€ 24.9 million) on a historical basis, as reflected in the audited consolidated financial statements for the same period due to increased depreciation resulting from higher fixed asset values. The following summary presents certain of the selected illustrative financial information included in note 12 to the audited consolidated financial statements.

Statements of Operations Data:

	Year ended 31st December, 2000			Six months ended 30th June, 2000			Six months ended 30th June, 2001		
	Audited GRD million	Illustrative GRD million	Illustrative euro million[1]	Audited GRD million	Illustrative GRD million	Illustrative euro million[1]	Audited GRD million	Illustrative GRD million	Illustrative euro million[1]
Revenue	977,327	977,327	2,868	477,396	477,396	1,401	501,883	501,883	1,473
Operating expenses (excluding depreciation)	751,148	751,148	2,204	345,592	345,592	1,014	366,424	366,424	1,075
Depreciation & Amortisation	73,041	151,132	443	30,757	71,671	210	38,795	80,854	238
Other	130,767	130,767	384	68,673	68,673	202	47,424	47,424	139
Profit (loss) before tax	22,371	(55,720)	(163)	32,374	(8,540)	(25)	49,240	7,181	21
Provision for income tax[2]	(13,901)	(13,901)	(41)	(8,842)	(8,842)	(26)	(13,707)	(13,707)	(40)
Profit (loss) after tax	8,470	(69,621)	(204)	23,532	(17,382)	(51)	35,533	(6,526)	(19)

(1) Solely for the convenience of the reader, drachma amounts have been translated into euro at the rate of € 1 = GRD 340.75, the conversion rate fixed on 20th June, 2000.

(2) The tax deductibility of the additional depreciation charge which relates to the fixed assets appraisal has been approved by the Ministry of Finance, but its exact application and extent is still to be determined. Accordingly, the related tax effect is not reflected in the above provision.

Balance Sheet Data:

	Year ended 31st December, 2000		
	Audited GRD million	Illustrative GRD million	Illustrative euro million[(1)]
Assets			
Fixed assets	1,971,987	2,962,356	8,694
Other assets	585,406	585,406	1,718
Total assets	2,557,393	3,547,762	10,412
Liabilities and Shareholders' Equity			
Liabilities	2,516,539	2,516,539	7,385
Shareholders' Equity			
Share Capital	220,000	220,000	646
Appraisal surplus, net	0	990,369	2,907
Accumulated deficit and reserves	(179,146)	(179,146)	(526)
Total equity	40,854	1,031,223	3,027
Total liabilities and equity	2,557,393	3,547,762	10,412

(1) Solely for the convenience of the reader, drachma amounts have been translated into euro at the rate of € 1.00 = GRD 340.75, the conversion rate fixed on 20th June, 2000.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following information together with the information in "Selected Financial and Operating Data" and the financial statements and related notes included in this offering circular. We have prepared the financial statements and related notes in accordance with IAS which differ in certain respects from Greek GAAP and U.S. GAAP. For a summary of significant differences between IAS and Greek GAAP and between IAS and U.S. GAAP that are relevant to our financial statements, you should read note 36 and note 37 to the audited consolidated financial statements. Our auditors, Arthur Andersen, have qualified their audit report with respect to the IAS financial statements included in this offering circular as to the sufficiency of detail of our fixed asset register, which precluded them from performing certain audit tests, and the absence of provisions in our financial statements, prior to 2000, for pensions and social security liabilities. You should read the "Independent Auditors' Report" included elsewhere in this offering circular for more information.

Overview

Tariffs, regulation and competition

Almost all of our revenue comes from electricity sales. The price of electricity has historically been determined by the Greek government through its setting of tariffs. Our revenues have therefore been dependent on the demand for electricity and the electricity tariffs we are required to charge. Since the enactment of the Liberalisation Law, the Minister of Development, acting on the RAE's recommendation, must approve all electricity tariffs, other than those charged by suppliers to Eligible Customers. However, for so long as we supply at least 70% of the Eligible Customer market, the Ministry of Development will continue to set the maximum electricity tariff that we may charge to Eligible Customers. You should read "Our Business—The Greek electricity market under the new regulatory framework" for a more detailed discussion of Eligible Customers.

For the periods covered by the financial statements included in this offering circular, our revenues from electricity sales consist of usage charges paid by each customer based upon the amount of electricity actually consumed at the electricity tariffs charged and the level of service required (either low, medium or high voltage). In the future, we expect our revenues from electricity sales to consist also of tariffs charged to all electricity suppliers who will use our distribution network to supply electricity to their customers. In addition, we will be receiving payments from the HTSO under the Transmission Control Agreement in our capacity as owner of the interconnected transmission system. However, for as long as there is an absence of meaningful competition in the electricity market in Greece, we do not expect these revenues to have a significant effect on our results.

In addition, as the incumbent electricity provider in Greece, we are subject to public service obligations which may not be imposed on prospective competitors. For example, we are required under the Liberalisation Law to supply electricity to all customers who are not supplied by anyone else as well as to supply electricity on the autonomous islands at the same tariffs as in the interconnected system. Our public service obligations also consist of an obligation to supply agricultural customers at low tariffs, obligations to provide irrigation water from our hydroelectric reservoirs and an obligation to buy electricity generated from renewable resources. Under the Liberalisation Law, a special account established by the RAE and administered by the HTSO will provide limited compensation for the provision of public service obligations, from which the HTSO will make payments to all entities within the Greek electricity industry responsible for meeting public service obligations. We will only receive compensation from this account, as administered by the HTSO, to the extent there are competitors and only in proportion to our public service obligations compared with the public service obligations of our competitors. We do not expect the full cost of our public service obligations to be covered by compensation provided by the special account administered by the HTSO or through passing the relevant cost to the customers through the tariffs, even if approved by the European Union. The Minister of National Economy has indicated the Hellenic Republic's intention to compensate us for some of the costs related to public service obligations in an amount of GRD 55 billion (€ 161 million) per year. The first of these payments is scheduled to take place in 2002 and the payments will cease in 2004 or earlier if an alternative mechanism for compensation is put into place. These payments are subject to compliance by the Hellenic Republic with Greek and European Union law. You should read "Regulation of the Greek Electricity Sector—Tariffs" for a more detailed discussion of tariffs and public service obligations.

Except as described below, electricity tariffs were increased by 3% for all customers in July 1998 and in September 2000, and by between 3.5% and 5% in July 2001. Tariffs for residential customers decreased by 7.5% in December 1999. We sell electricity to two large customers, Aluminium and the state-owned Larco, at heavily discounted tariffs. These customers accounted for 8% of electricity sold and for 3% of our revenues in the year ended 31st December, 2000. We expect to continue to sell to them under the same terms over the next few years. We are currently involved in arbitration proceedings with Aluminium regarding the price at which we sell to them and are claiming an increase in this price. You should read "Relationship with the Selling Shareholder" and "Our Business—Distribution" for a more detailed discussion on these customers.

The Minister of Development, upon the recommendation of the RAE, is considering a new tariff framework that we expect to take effect in the near future. The last two tariff increases, which occured in September 2000 and July 2001, respectively, have been broadly in line with inflation. The Minister of Development has recently made a statement indicating the criteria under which tariffs will be set in the near term. As a result, we expect that electricity tariffs will increase broadly in line with inflation and result in increases in our revenues. You should read "Regulation of the Greek Electricity Sector—Tariffs" for a more detailed discussion on tariffs.

The regulatory framework for the Greek electricity industry has changed significantly over the past year as a result of European Union and Greek government measures designed to increase competition in the electricity market. These changes will have a number of significant effects on our business, such as increasing competition when tariffs are further increased. We do not believe that, under the current tariff regime, we will face any significant competition in the Greek electricity market. You should read "Our Business" and "Regulation of the Greek Electricity Sector" for a more detailed discussion of these changes.

Economic background

Inflation in Greece was 4.5% in 1998, 2.1% in 1999 and 2.9% in 2000.

During the past decade, economic growth in Greece has been higher than the average for the European Union. From 1998 to 2000, Greece's real gross domestic product grew at an average annual rate of approximately 4%, as compared with an average annual rate of approximately 3% for the European Union. Growth in electricity demand in Greece has generally exceeded growth in gross domestic product. This is due principally to the significantly lower level of electricity consumption in Greece when compared to the EU average and reflects the tendency to converge to the EU average.

Interest rates in Greece have declined significantly over the period covered by the financial statements included in this offering circular, driven by Greece's entry into EMU on 1st January, 2001. Market long-term rates in Greece for Greek government bonds declined from an average of 8.5% in 1998 to an average of 5.4% in June 2001. Short-term rates for six-month ATHIBOR declined from an annualised average of 12.7% in 1998 to an annualised average of 4.3% in June 2001. The official discount rate of the Bank of Greece decreased from 11.9% on 1st January, 1998 to approximately 5.5% on 30th June, 2001. As of 1st January, 2001, Greece's monetary policy is set by the European Central Bank.

Asset Revaluation

Earlier this year, we engaged American Appraisal (Hellas) Limited ("American Appraisal") to value our fixed assets in order to reflect their fair market value as at 31st December, 2000. American Appraisal issued a report in September 2001, a summary of which is contained in the Appendix to this offering circular, setting out the criteria used to derive the fair market value of our fixed assets. We are in the process of revaluing our fixed assets, however, the fixed asset values in our audited consolidated financial statements included in this offering circular for the year ended 31st December, 2000 do not reflect the fair market value of such assets as established in the American Appraisal valuation. This is because we have not yet completed our fixed asset register, which we intend to complete by December 2002 and which will contain a comprehensive list as well as the fair market value of our fixed assets.

Once this is completed, and as allowed under Greek law, we intend to incorporate the results of our revaluation into our financial statements as at and for the year ended 31st December, 2002, which, according to law, will be the end of our first financial year as a *société anonyme* further to completion of the fixed asset register. Because the results of this revaluation will not be incorporated into our financial statements as at and for the year ended 31st December, 2001, a note providing illustrative information will be included for that financial year and also for interim financial statements for the financial year 2002.

The IAS financial statements presented herein include illustrative financial information, for the purposes of providing the reader with a better understanding of the impact that a revaluation of our fixed assets recorded for the year ended 31st December, 2000, using American Appraisal's valuation of our fixed assets, would have had on our equity and statements of operations. You should also read note 12 to the audited consolidated financial statements for an illustration of the effect the revaluation would have on our equity and statements of operations under the assumption that this revaluation had been recorded in the financial year ended 31st December, 2000.

Business Units

Prior to 2001, we managed our operations on an integrated basis, without separate identifiable business units. As part of our transformation into a *société anonyme*, effective on 1st January, 2001, in order to compete more effectively in a liberalised market, and in accordance with EU Directives and Greek law, we are implementing a new organisational and management structure which more closely reflects our core business operations. This structure is intended to improve the performance of our four business units—Generation, Transmission, Distribution and Mining. Each business unit is now responsible for controlling its own costs and achieving its own operating targets. We have no separately reportable segments for 1998, 1999 and 2000 as we previously have not accounted for our business in that manner. We will be presenting segment information, as required under IAS, for each of the Generation, Transmission and Distribution business units in the financial statements for the year commencing 1st January, 2002, the first period for which segmental information will be available, and subsequent periods. We expect that our mining activities will be accounted for as a cost of the Generation business unit in our accounting segment information. Revenues for the Generation business unit will be generated through internal transfer pricing arrangements with our Distribution business unit. Revenues for the Transmission business unit will consist of payments from the HTSO under the Transmission Control Agreement in our capacity as owner of the interconnected transmission system. Revenues for the Distribution business unit will consist of sales of electricity as well as tariffs charged to all electricity suppliers who will use our distribution network to supply electricity to their customers.

Revenue Recognition

For the periods covered by the financial statements included in this offering circular, almost all of our revenues came from electricity sales. The remaining balance of our revenues are from insignificant sales of lignite bricquets and dried lignite, ash and steam to industrial customers in Greece and receive commissions from the municipal and governmental authorities for the collection of municipal, public television and radio duties. These sales and commissions accounted for approximately 1% of our total revenues for the six months ended 30th June, 2001.

Our revenues from electricity sales consist of usage charges paid by each customer based upon the amount of electricity actually consumed at the electricity tariffs charged and the level of service required (either low, medium or high voltage). For large consumption customers, meters are read and bills are issued on a monthly basis. Metering the consumption of small- and medium-sized customers takes place every four months. However, bills are issued to these customers every two months and are based on the actual meter reading or an estimation of consumption based on previous usage. Connection fees are not recognised as revenues but instead considered a customer's contribution to the costs of our assets (such as meters and cables) which is amortised over the related assets' useful life.

Revenues from electricity sales are recognised on an accrual basis.

For the periods covered by the financial statements included in this offering circular, virtually all of our revenues were generated in Greece (100%, 99.9% and 99.4%, respectively, for the years ended 31st December 1998, 1999 and 2000). The balance of our revenues were generated from electricity sales to the Balkans.

Internal Control

We are currently reviewing our internal control systems (which require changes to bring them in line with international standards) in order to improve transparency and decision making procedures.

Results of operations—overview

Solely for the convenience of the reader, drachma amounts have been translated into euro at the rate of € 1 = GRD 340.75, the conversion rate fixed on 20th June, 2000. You should be aware that drachma amounts presented in this offering circular for periods prior to 20th June, 2000 have been translated into euro assuming the same conversion rate of € 1 = GRD 340.75.

The following table shows certain financial data from our statements of operations for the years ended 31st December, 1998, 1999 and 2000 and for the six months ended 30th June, 2000 and 2001:

	Year ended 31st December,			Six months ended 30th June,	
	1998	1999	2000	2000	2001
			(GRD million)		
Revenues:	848,842	906,246	977,327	477,396	501,883
Expenses:					
Payroll cost	217,287	231,837	233,396	118,259	122,642
Pension deficit	43,056	45,751	—	—	—
Fossil fuel	128,463	130,209	138,696	68,072	66,100
Liquid fuel	103,791	109,532	165,479	67,179	68,305
Natural gas	18,171	38,135	93,610	38,439	53,499
Depreciation and amortisation	53,499	60,629	73,041	30,757	38,795
Impairment loss	—	—	14,774	—	—
Utilities and maintenance	19,210	24,121	27,015	12,458	10,758
Materials and consumables	19,460	22,381	23,900	13,238	12,808
Energy purchases	15,878	5,854	10,673	3,034	14,297
Third party fees	3,467	4,382	6,167	2,111	3,352
Taxes and duties	4,609	4,976	5,239	2,684	3,632
Provisions	5,840	10,465	7,760	3,818	4,148
Other expenses	14,838	14,780	24,439	16,300	6,883
Cost of energy sold	647,569	703,052	824,189	376,349	405,219
Profit from operations	201,273	203,194	153,138	101,047	96,664
Financial expenses	(167,004)	(131,871)	(114,833)	(56,461)	(48,240)
Financial income	12,915	15,362	11,427	5,707	2,950
Foreign currency losses	(51,350)	(68,593)	(32,596)	(23,408)	(4,311)
Other income (expense)	9,238	12,714	5,235	5,489	2,177
Profit (loss) before tax	5,072	30,806	22,371	32,374	49,240
Provision for income taxes (current)	(6,070)	(9,035)	(13,901)	(8,842)	(13,707)
Profit (loss) after tax	(998)	21,771	8,470	23,532	35,533

The following table shows certain financial data from our statements of operations for the years ended 31st December, 1998, 1999 and 2000 and for the six months ended 30th June, 2000 and 2001, expressed in each case as a percentage of revenues:(1)

	Year ended 31st December,			Six months ended 30th June,	
	1998	1999	2000	2000	2001
	(percentage)				
Expenses:					
Payroll cost	25.5	25.5	23.8	24.7	24.4
Pension deficit	5.0	5.0	—	—	—
Fossil fuel	15.1	14.3	14.1	14.2	13.1
Liquid fuel	12.2	12.0	17.0	14.0	13.6
Natural gas	2.1	4.2	9.5	8.0	10.6
Depreciation and amortisation	6.3	6.7	7.4	6.4	7.7
Utilities and maintenance	2.2	2.6	2.7	2.6	2.1
Materials and consumables	2.2	2.4	2.4	2.7	2.5
Energy purchases	1.8	0.6	1.0	0.6	2.8
Third party fees	0.4	0.4	0.6	0.4	0.6
Taxes and duties	0.5	0.5	0.5	0.6	0.7
Provisions	0.7	1.2	0.8	0.8	0.8
Other expenses	1.7	1.6	2.5	3.4	1.3
Cost of energy sold	76.2	77.5	84.3	78.8	80.7
Profit from operations	23.7	22.4	15.6	21.1	19.2
Financial expenses	19.7	14.5	11.7	11.8	9.6
Financial income	1.5	1.6	1.2	1.2	0.6
Foreign currency losses	6.0	7.5	3.3	4.9	0.8
Other income (expense)	1.0	1.4	0.5	1.1	0.4
Profit (loss) before tax	0.6	3.3	2.2	6.7	9.8
Provision for income taxes (current)	0.7	0.9	1.4	1.8	2.7
Profit (loss) after tax	—	2.4	0.8	4.9	7.0
Revenues	100	100	100	100	100

(1) Individual ratios may not sum to total due to rounding.

Results of operations for the six-month periods ended 30th June, 2000 and 2001

Revenues

The following table shows the different sources of our revenues for the six-month periods ended 30th June, 2000 and 2001:

	Six months ended 30th June,	
	2000	2001
	(GRD million)	
Revenues:		
Revenue from energy sales	472,087	496,240
Other[(1)]	5,309	5,643
Total revenues	477,396	501,883

(1) Other revenues include sales of lignite bricquets and dried lignite, ash and steam to industrial customers in Greece as well as commissions received from the municipal and governmental authorities for the collection of municipal, public television and radio duties.

Total revenues increased from GRD 477,396 million (€ 1,401.0 million) for the first six months of 2000 to GRD 501,883 million (€ 1,472.8 million) for the same period in 2001, an increase of GRD 24,487 million (€ 71.8 million), or 5.1%. This increase was attributable to higher volume of sales as well as a 3% increase in tariffs for all customers, except for Larco and Aluminium, in September 2000.

Expenses

The table below shows a breakdown of our expenses for each of the following periods:

	Six months ended 30th June,	
	2000	2001
	(GRD million)	
Expenses:		
Payroll cost	118,259	122,642
Fossil fuel	68,072	66,100
Liquid fuel	67,179	68,305
Natural gas	38,439	53,499
Depreciation and amortisation	30,757	38,795
Utilities and maintenance	12,458	10,758
Materials and consumables	13,238	12,808
Energy purchases	3,034	14,297
Third party fees	2,111	3,352
Taxes and duties	2,684	3,632
Provisions	3,818	4,148
Other expenses	16,300	6,883
Total expenses	376,349	405,219

Expenses increased from GRD 376,349 million (€ 1,104.4 million) for the first six months of 2000 to GRD 405,219 million (€ 1,189.1 million) for the same period in 2001, an increase of GRD 28,870 million (€ 84.7 million), or 7.6%. The increase in costs was due principally to an increase in both volume (9.8%) and price (26.8%) of natural gas, amounting to GRD 15,060 million (€ 44.1 million) over this period. The increase in the volume of natural gas was due to the increased operation of our gas-fired power stations as a result of lower rainfalls during this period which led to lower power output from our hydroelectric power stations. In addition, our gas-fired power station in Lavrio became fully operational during this period. Energy purchases also increased by GRD 11,263 million (€ 33.0 million), or 371.2%, primarily through imports to take advantage of the lower cost electricity imports during a period of high fuel prices.

The increase in expenses was also attributable to an increase in payroll cost of GRD 4,383 million (€ 12.8 million) over the same period, as a result of an approximately 6% increase in employees'

wages, pursuant to our collective bargaining agreement with the General Federation of PPC Employees ("GENOP"). The increase in payroll cost over this period was partially offset by a decrease in employee numbers of approximately 3.8%. Payroll cost consists of wages and employee benefits for all of our employees, except for the employees of our Mining business unit, whose payroll cost are accounted for in the cost of fossil fuel production, and certain employees involved in the construction of fixed assets, whose payroll cost is capitalised. For the six months ended 30th June, 2001, payroll cost reflected in our statements of operations represented 67.0% of total payroll cost, as compared with 66.2% for the same period in 2000. The following table shows our total payroll cost less capitalisation of payroll to fixed assets, payroll included in fossil fuel production and payroll cost of the PIO, which is subsequently refunded by the Hellenic Republic:

	Six months ended 30th June,	
	2000	2001
	(GRD million)	
Total payroll cost	178,550	182,901
Less:		
—Capitalisation of payroll to fixed assets	(20,916)	(20,204)
—Payroll cost included in fossil fuel production	(36,012)	(36,099)
—Payroll of the PIO	(3,363)	(3,956)
Payroll cost per statement of operations	118,259	122,642

Depreciation and amortisation increased from GRD 30,757 million (€ 90.2 million) for the first six months of 2000 to GRD 38,795 million (€ 113.8 million) for the same period in 2001, an increase of GRD 8,038 million (€ 23.5 million), or 26.1%. This increase was attributable principally to assets acquired or entering service in late 2000 and first half of 2001, particularly new machinery, buildings and assets for our mines. Under IAS, depreciation of an asset is calculated on a straight line basis at rates that are substantially equivalent to the average rates of the estimated economic useful life of the asset. The amounts discussed do not include amortisation of deferred subsidy income and depreciation included in fossil fuel production cost. You should read note 32 and note 12 to the audited consolidated financial statements for more information on these charges.

Other expenses decreased from GRD 16,300 million (€ 47.8 million) for the first six months of 2000 to GRD 6,883 million (€ 20.2 million) for the same period in 2001, a decrease of GRD 9,417 million (€ 27.6 million), or 57.7%, reflecting primarily a write-off of VAT claims in 2000.

Profit from operations

Profit from operations decreased from GRD 101,047 million (€ 296.5 million) for the first six months of 2000 to GRD 96,664 million (€ 283.6 million) for the same period in 2001, a decrease of GRD 4,383 million (€ 12.8 million), or 4.3%, principally due to higher natural gas costs and lower hydroelectric output which caused us to rely more on electricity imports.

Financial expense

Financial expense consists primarily of interest charged on our borrowings, principally for capital expenditure for the expansion and upgrading of our generation, transmission and distribution capabilities. Financial expense decreased from GRD 56,461 million (€ 165.6 million) for the first six months in 2000 to GRD 48,240 million (€ 141.5 million) for the same period in 2001, a decrease of GRD 8,221 million (€ 24.1 million), or 14.6%, due to lower average interest rates for the period. Our total debt increased by 10% from GRD 1,642 billion (€ 4.82 billion) at 30th June, 2000 to GRD 1,806 billion (€ 5.3 billion) at 30th June, 2001 as a result of increased borrowings during this period for capital expenditure.

Financial income

Financial income consists of interest on our time deposits, interest on government bonds issued to us by the Hellenic Republic and penalties for late payments by our customers. Financial income decreased from GRD 5,707 million (€ 16.7 million) for the first six months in 2000 to GRD 2,950 million

(€ 8.6 million) for the same period in 2001, a decrease of GRD 2,757 million (€ 8.0 million), or 48.3%. This decrease was attributable principally to lower interest rates on time deposits and financial penalties, as well as lower amounts in time deposits during this period.

Foreign currency losses

Foreign currency losses are associated with borrowings denominated in currencies other than the Greek drachma or the euro, subsequent to 1st January, 2001, and losses associated with the depreciation of the euro against those currencies. In addition, foreign currency losses are associated with agreements we enter into with foreign suppliers with respect to purchase of equipment. These purchases are mainly denominated in U.S. dollars and Swiss francs. We are also subject to exchange rate exposure for liquid fuel purchases since these purchases are denominated in U.S. dollars. Foreign currency losses decreased from GRD 23,408 million (€ 68.6 million) for the first six months in 2000 to GRD 4,311 million (€ 12.6 million) for the first six months in 2001, a decrease of GRD 19,097 million (€ 56.0 million) or 81.6%, mainly as a result of Greece's entry into EMU.

Other income (expense)

Other income consists principally of disposal of fixed assets, governmental subsidies in respect of employee training and development costs, disposal of securities and materials and payments by contractors under penalty clauses. Other income decreased from GRD 5,489 million (€ 16.1 million) for the first six months of 2000 to GRD 2,177 million (€ 6.3 million) for the same period in 2001, a decrease of GRD 3,312 million (€ 9.7 million), or 60.3%. This decrease was due primarily to increased expenses which more than offset higher payments by contractors under penalty clauses. You should read note 35 to the audited consolidated financial statements for more information on other income.

Income taxes

The following table shows a breakdown of our income taxes for the periods indicated:

	Six months ended 30th June,	
	2000	2001
	(GRD million)	
Income taxes:		
Current income taxes	11,831	18,932
Deferred income taxes	(2,989)	(5,225)
Total provision for income taxes	8,842	13,707

We recorded a total tax provision of GRD 13,707 million (€ 40 million) in the first six months of 2001 as compared with GRD 8,842 million (€ 25.9 million) for the same period in 2000, an increase of 55.0% reflecting higher profit before tax. Under Greek law, we are subject to an income tax rate of 35%. Following the admission of our shares on the ASE pursuant to the Greek offering, we will be subject to the same income tax rate. Our effective tax rate for the six months ended 30th June, 2001 and 2000 was approximately 27%. The main reason for the effective tax rate being lower than the statutory rate is primarily high non-taxable profits which more than offset non-tax deductible expenses.

Profit after tax

Profit after tax increased from GRD 23,532 million (€ 69.0 million) in 2000 to GRD 35,533 million (€ 104.2 million) in 2001, an increase of GRD 12,001 million (€ 35.2 million), or 51%. This increase was due principally to an increase in operating income and lower foreign currency losses.

Results of operations for the years ended 31st December, 1998, 1999 and 2000

Revenues

The following table shows the different sources of our revenues for the years ended 31st December, 1998, 1999 and 2000:

	Year ended 31st December,		
	1998	1999	2000
		(GRD million)	
Revenues:			
Revenue from energy sales	839,980	897,054	966,285
Other[(1)]	8,862	9,192	11,042
Total revenues	848,842	906,246	977,327

(1) Other revenues include sales of lignite bricquets and dried lignite, ash and steam to industrial customers in Greece as well as commissions received from the municipal and governmental authorities for the collection of municipal, public television and radio duties.

2000 compared with 1999. Total revenues increased from GRD 906,246 million (€ 2,659.5 million) in 1999 to GRD 977,327 million (€ 2,868.1 million) in 2000, an increase of GRD 71,081 million (€ 208.6 million), or 7.8%, due to higher volumes of sales and a 3% increase in tariffs for all customers, except for Larco and Aluminium, in September 2000.

1999 compared with 1998. Total revenues increased from GRD 848,842 million (€ 2,491.0 million) in 1998 to GRD 906,246 million (€ 2,659.5 million) in 1999, an increase of GRD 57,404 million (€ 168.4 million), or 6.8%, due to higher volumes of sales and a 3% increase in tariffs for all customers, except for Larco and Aluminium, in July 1998.

Expenses

The following table shows a breakdown of our expenses for each of the following years:

	Year ended 31st December,		
	1998	1999	2000
		(GRD million)	
Expenses:			
Payroll cost	217,287	231,837	233,396
Pension deficit	43,056	45,751	—
Fossil fuel	128,463	130,209	138,696
Liquid fuel	103,791	109,532	165,479
Natural gas	18,171	38,135	93,610
Depreciation and amortisation	53,499	60,629	73,041
Impairment loss	0	0	14,774
Utilities and maintenance	19,210	24,121	27,015
Materials and consumables	19,460	22,381	23,900
Energy purchases	15,878	5,854	10,673
Third party fees	3,467	4,382	6,167
Taxes and duties	4,609	4,976	5,239
Provisions	5,840	10,465	7,760
Other expenses	14,838	14,780	24,439
Total expenses	647,569	703,052	824,189

2000 compared with 1999. Expenses increased from GRD 703,052 million (€ 2,063.2 million) in 1999 to GRD 824,189 million (€ 2,418.7 million) in 2000, an increase of GRD 121,137 million (€ 355.5 million) or 17.2%. Fuel costs (liquid fuel and natural gas) in 2000 increased by GRD 111,422 million (€ 326.9 million) or 75.4%, as compared with 1999 as a result of an increase in fuel oil prices in 2000. This increase was principally due to an increase in heavy fuel oil price (57%) and an increase in both volume (44.3%) and price (70.1%) of natural gas purchased. The increase in the volume of gas was

mainly due to the commencement of operations of one unit of our gas-fired power station in Lavrio. Energy purchases increased from GRD 5,854 million (€ 17.1 million) to GRD 10,673 million (€ 31.3 million), an increase of GRD 4,819 million (€ 14.1 million) or 82.3%, primarily to meet demand and to take advantage of the lower cost electricity imports during a period of high fuel prices.

We recorded an impairment loss for an amount of GRD 14,774 million (€ 43.3 million) for the first time in 2000 relating to our hydroelectric power stations. This loss reflects the determination of management that certain assets had suffered permanent impairment following the valuation of the fixed assets conducted by American Appraisal.

The increase in expenses was partially offset by the elimination of pension deficit expenses following the creation of the Personnel Insurance Organisation, (the "PIO"). As of 1st January, 2000, the PIO took over our responsibilities for meeting liabilities in respect of pensions, healthcare for our employees and pensioners, and other social security expenses. The pension deficit for 1999 was GRD 45,751 million (€ 134.2 million). In 2000, payroll cost increased from GRD 231,837 million (€ 680.3 million) for 1999 to GRD 233,396 million (€ 684.9 million) for 2000, an increase of GRD 1,559 million (€ 4.5 million), or 0.67%. This increase was the result of an approximately 6% increase in employees' wages, pursuant to our collective agreement with GENOP, which more than offset a 2.8% reduction in our number of employees over the same period. For the year ended 31st December, 2000, payroll cost reflected in our statements of operations represented 65.8% of total payroll cost, as compared with 67.8% for the year ended 31st December, 1999. The following table shows our total payroll cost less capitalisation of payroll to fixed assets, payroll included in fossil fuel production and payroll cost of the PIO, which is subsequently refunded by the Hellenic Republic:

	Year ended 31st December,		
	1998	1999	2000
		(GRD million)	
Total payroll cost	321,620	341,645	354,484
Less:			
—Capitalisation of payroll to fixed assets	(38,941)	(40,645)	(41,617)
—Payroll cost included in fossil fuel production	(65,392)	(69,163)	(72,349)
—Payroll of the PIO	—	—	(7,122)
Payroll cost per statement of operations	217,287	231,837	233,396

Other expenses increased from GRD 14,780 million (€ 43.3 million) in 1999 to GRD 24,439 million (€ 71.7 million) in 2000, an increase of GRD 9,659 million (€ 28.3 million), or 65.3%, primarily due to a provision for settlement of a VAT claim.

Depreciation and amortisation increased from GRD 60,629 million (€ 177.9 million) in 1999 to GRD 73,041 million (€ 214.3 million) in 2000, an increase of GRD 12,412 million (€ 36.4 million), or 20.4%, principally as a result of additional fixed assets entering service in 2000, particularly mines and machinery. The amounts discussed do not include amortisation of deferred subsidy income and depreciation included in fossil fuel production cost. You should read note 32 and note 12 to the audited consolidated financial statements for more information on these charges.

1999 compared with 1998. Expenses increased from GRD 647,569 million (€ 1,900.4 million) in 1998 to GRD 703,052 million (€ 2,063.2 million) in 1999, an increase of GRD 55,483 million (€ 162.8 million), or 8.5%. Costs for natural gas increased by GRD 19,964 million (€ 58.5 million), or 109.8%, due principally to higher volumes resulting from increased operation of our gas-fired power stations. Electricity imports decreased by GRD 10,024 million (€ 29.4 million), or 63.1%, in 1999 as compared with 1998 mainly due to higher production from our hydroelectric power stations following increased rainfalls. Provisions increased by GRD 4,625 million (€ 13.5 million), or 79.1%, principally due to increased provisions for doubtful accounts compared with 1998. We make provisions for doubtful accounts on balances outstanding for more than 12 months for low voltage customers. For medium and high voltage customers, we make provisions for doubtful accounts on an individual basis for specific balances outstanding.

Utilities expenses increased from GRD 19,210 million (€ 56.3 million) in 1998 to GRD 24,121 million (€ 70.8 million) in 1999, an increase of GRD 4,911 million (€ 14.4 million), or 25.6%, due principally to high repair costs for our Lavrio complex in 1999.

Depreciation and amortisation increased from GRD 53,499 million (€ 157.0 million) in 1998 to GRD 60,629 million (€ 177.9 million) in 1999, an increase of GRD 7,130 million (€ 20.9 million), or 13.3%, principally as a result of additional fixed assets entering service in 1999, principally buildings and machinery. The amounts discussed do not include amortisation of deferred subsidy income and depreciation included in fossil fuel production cost. You should read note 32 and note 12 to the audited consolidated financial statements for more information on these charges.

Profit from operations

2000 compared with 1999. Profit from operations decreased from GRD 203,194 million (€ 596.3 million) in 1999 to GRD 153,138 million (€ 449.4 million) in 2000, a decrease of GRD 50,056 million (€ 146.8 million), or 24.6%. This decrease was attributable principally to higher fuel costs, increased depreciation and the impairment loss for 2000, which more than offset higher revenues and the elimination of pension liability payments.

1999 compared with 1998. Profit from operations increased from GRD 201,273 million (€ 590.6 million) in 1998 to GRD 203,194 million (€ 596.3 million) in 1999, an increase of GRD 1,921 million (€ 5.6 million), or 1.0%. This increase was attributable principally to higher revenues as a result of increased electricity demand.

Financial expense

2000 compared with 1999. Financial expense declined from GRD 131,871 million (€ 387.0 million) in 1999 to GRD 114,833 million (€ 337.0 million) in 2000, a decrease of GRD 17,038 million (€ 50.0 million), or 12.9%. This decrease was attributable mainly to reduced interest rates. Notwithstanding the decrease in interest rates, our total debt increased by 9.7% from GRD 1,591 billion (€ 4.7 billion) at 31st December, 1999 to GRD 1,746 billion (€ 5.1 billion) at 31st December, 2000 due to increased borrowings for capital expenditure.

1999 compared with 1998. Financial expense decreased from GRD 167,004 million (€ 490.1 million) in 1998 to GRD 131,871 million (€ 387.0 million) in 1999, a decrease of GRD 35,133 million (€ 103.1 million), or 21%. This decrease was attributable principally to lower interest rates. Our total debt increased by 6.9%, from GRD 1,488 billion (€ 4.3 billion) at 31st December, 1998 to GRD 1,591 billion (€ 4.7 billion) at 31st December, 1999 due to increased borrowings for capital expenditure.

Financial income

2000 compared with 1999. Financial income decreased from GRD 15,362 million (€ 45.0 million) in 1999 to GRD 11,427 million (€ 33.5 million) in 2000, a decrease of GRD 3,935 million (€ 11.5 million), or 25.6%. This decrease was attributable mainly to lower interest rates during this period and lower amounts in time deposits.

1999 compared with 1998. Financial income increased from GRD 12,915 million (€ 37.9 million) in 1998 to GRD 15,362 million (€ 45.0 million) in 1999, an increase of GRD 2,447 million (€ 7.1 million), or 18.9%. This increase was attributable principally to higher amounts in time deposits.

Foreign currency losses

Foreign currency losses decreased from GRD 68,593 million (€ 201.3 million) in 1999 to GRD 32,596 million (€ 95.6 million) in 2000, a decrease of GRD 35,997 million (€ 105.6 million), or 52.5%. This decrease was attributable principally to lower depreciation of the Greek drachma against the currencies to which we have foreign currency exposure. From 1998 to 1999, foreign currency losses increased from GRD 51,350 million (€ 150.6 million) to GRD 68,593 million (€ 201.3 million), an increase of GRD 17,243 million (€ 50.6 million), or 33.5%, due to increased appreciation of the foreign currencies in which we borrow against the Greek drachma.

Other income (expense)

Other income decreased from GRD 12,714 million (€ 37.3 million) in 1999 to GRD 5,235 million (€ 15.3 million) in 2000, a decrease of GRD 7,479 million (€ 21.9 million), or 58.8%. This decrease

was due primarily to a tax relating to the statutory revaluation of our fixed assets in 2000. Other income increased from GRD 9,238 million (€ 27.1 million) in 1998 to GRD 12,714 million (€ 37.3 million) in 1999, an increase of GRD 3,476 million (€ 10.2 million), or 37.6%. This increase was due primarily to increased disposal of fixed assets and higher sales of securities and materials. You should read note 35 to our audited consolidated financial statements for a more detailed discussion on other income.

Income taxes

The following table shows a breakdown of our income taxes for the periods indicated:

	Year ended 31st December,		
	1998	1999	2000
		(GRD million)	
Income taxes:			
Current income taxes	4,307	8,443	11,966
Deferred tax charge	1,763	592	1,935
Total provision for income taxes	6,070	9,035	13,901

2000 compared with 1999. We recorded a total tax provision of GRD 13,901 million (€ 40.7 million) in 2000, as compared with GRD 9,035 million (€ 26.5 million) in 1999, an increase of GRD 4,866 million (€ 14.2 million), or 53.8%. The applicable tax rate during this period was 35% and our effective tax rate for 2000 was 62.1%. The main reason for the effective tax rate being higher than the statutory rate is primarily high non-deductible expenses, such as tax assessments and penalties which more than offset non-taxable profits.

1999 compared with 1998. We recorded an income tax provision of GRD 9,035 million (€ 26.5 million) in 1999, as compared with GRD 6,070 million (€ 17.8 million) in 1998, an increase of GRD 2,965 million (€ 8.7 million), or 48.8%, due to higher profits in 1999. The applicable tax rate during this period was 35% and our effective tax rate for 1999 was 29.3% The main reason for effective tax rate being lower than the statutory tax rate is primarily high non-taxable profits, such as income from government bonds and interest on bank deposits which more than offset non-tax deductible expenses. Our effective tax rate for 1998 was 119%, as a result mainly of adjustments made in our financial statements to reflect changes in taxable income resulting from the adoption of Greek GAAP and IAS in 2000.

Profit after tax

2000 compared with 1999. Profit after tax decreased from GRD 21,771 million (€ 63.8 million) in 1999 to GRD 8,470 million (€ 24.9 million) in 2000, a decrease of GRD 13,301 million (€ 39 million), or 61%. This decrease was due principally to higher fuel costs and the impairment loss for 2000, which more than offset the elimination of pension payments.

1999 compared with 1998. Profit after tax increased to GRD 21,771 million (€ 63.8 million) in 1999, as compared with a loss of GRD 998 million (€ 2.9 million) in 1998. This increase was due principally to an increase in operating revenues and a decrease in financial expenses.

Illustrative Information—Potential Impact of the fixed assets revaluation

Our audited consolidated financial statements include an illustration of the effect that a revaluation of our fixed assets recorded for the year ending 31st December, 2000, using American Appraisal's valuation would have on our equity and statements of operations. You should read note 12 to our financial statements for a more detailed discussion on this illustrative information which has been prepared in accordance with IAS. The following table shows our total assets depreciation and

amortisation, profit before tax and profit after tax for the year ended 31st December, 2000 on both a historical basis, as reflected in the audited consolidated financial statements and according to the illustrative information shown in note 12 to the audited consolidated financial statements:

	Year ended 31st December, 2000	
	Historical basis	Illustrative information
	(GRD million)	
Balance Sheet Data:		
Assets	2,557,393	3,547,762
Statements of Operations Data:		
Depreciation and amortisation	73,041	151,132
Profit (loss) before tax	22,371	(55,720)
Provision for income tax	(13,901)	(13,901)
Profit (loss) after tax	8,470	(69,621)

According to the illustrative information shown in note 12 to the audited consolidated financial statements, assets for the year ended 31st December, 2000 would have been GRD 3,548 billion (€ 10.41 billion) as compared with GRD 2,557 billion (€ 7.50 billion) on a historical basis, as reflected in the audited consolidated financial statements for the same period. Depreciation and amortisation for the year ended 31st December, 2000 was GRD 151,132 million (€ 443.5 million) as compared with GRD 73,041 million (€ 214.3 million) on a historical basis, as reflected in the audited consolidated financial statements for the same period. The increase in depreciation and amortisation charges reflects the higher value of fixed assets. Loss before tax for the same year would have been GRD 55,720 million (€ 163.5 million) as compared with profit after tax of GRD 22,371 million (€ 65.6 million) on a historical basis, as reflected in the audited consolidated financial statements due to increased depreciation and amortisation resulting from higher fixed asset values. Loss after tax for the year ended 2000 would have been GRD 69,621 million (€ 204.3 million) as compared with a profit after tax of GRD 8,470 million (€ 24.9 million) on a historical basis, as reflected in the audited consolidated financial statements, for the same period, due to increased depreciation and amortisation resulting from higher fixed asset values.

The Minister of Finance has recently confirmed that the increased depreciation charges resulting from higher fixed asset values are fully deductible for tax purposes. However, as the exact application and extent of such deductibility remains to be determined, the related tax effect has not been reflected, on an illustrative basis, in the provision for income tax.

Recent developments

In addition to our core electricity operations, we are implementing a plan to diversify into the telecommunications industry, where we intend to take advantage of our extensive electricity transmission and distribution network, service infrastructure as well as our retail outlets and, subject to the provisions of the applicable laws, our customer database. In this respect, we established PPC Telecommunications, a wholly-owned subsidiary in October 2000. PPC Telecommunications formed Evergy together with NBG Greek Fund Limited, Alpha Ventures SA and General Bank of Greece which participated in an auction in Greece for the Fixed Wireless Access Licences held in December 2000. On 6th December, 2000, Evergy was awarded a fixed wireless LMDS licence in Greece for the installation, operation and exploitation of a public fixed wireless telecommunications network and the provision of fixed wireless telecommunication services in Greece. This licence cost GRD 3.01 billion (€ 11.7 million). PPC Telecommunications currently holds a 9.9% participation in Evergy. In April 2001, PPC Telecommunications has submitted an application for obtaining a licence for the installation of fixed line telecommunications network and the provision of fixed line voice telephony services. The application is already approved by the National Telecommunications and Post Commission and the licence is expected to be issued in the near future. PPC Telecommunications intends to transfer this licence to Evergy.

In August 2001, we, PPC Telecommunications and Evergy entered into a joint venture agreement with WIND, the shareholders of which are ENEL S.p.A., the Italian electricity company, and France

Telecom. The joint venture shall operate through a holding company to be incorporated in the Netherlands (the "Holding Company"), in which PPC Telecommunications will hold 50% minus one share, with an option, subject to certain financial results of Evergy, to acquire the majority of the shares after three years and WIND will hold 50% plus one share. The joint venture will pursue its activities in Greece through Evergy, which shall become a 100% subsidiary of the Holding Company. The current shareholders of Evergy have agreed to sell their interest in Evergy to the Holding Company. This transaction is subject to Greek regulatory clearance. According to the business plan of the Holding Company, total debt and equity funding requirements are expected to reach a peak of GRD 109.0 billion (€ 320 million) after six years from the date of incorporation of the Holding Company. Our expected equity contribution to the share capital of the Holding Company will be within the range of GRD 24 billion (€ 70 million) to GRD 55 billion (€ 160 million) over this period. Our precise equity contribution within this range will depend on the level of debt financing which the Holding Company manages to obtain in the debt markets. We also plan to invest approximately GRD 10 billion (€ 30 million) in building a dark fibre optic network along our existing transmission and distribution lines. The fibre optic network will remain our property and shall be leased to Evergy for use on behalf of the Holding Company.

Liquidity and capital resources

Liquidity

Our primary source of liquidity is cash generated from operations. Net cash provided by operating activities for the first six months of 2001 was GRD 197,872 million (€ 580.7 million), compared with GRD 143,361 million (€ 420.7 million) for the same period in 2000. This increase was principally due to the reimbursement of GRD 105,800 million (€ 310.4 million) by the Hellenic Republic for amounts due from the PIO to us. It was also attributable to higher net income, higher depreciation and amortisation and lower interest payments. Net cash provided by operating activities was GRD 220,568 million (€ 647.3 million) in 2000, compared with GRD 238,710 million (€ 700.5 million) in 1999. This decrease was principally due to lower net income.

Net cash used in investing activities for the first six months of 2001 decreased by 4.5% compared with the same period in 2000, due to higher proceeds from subsidies and customers' contributions which more than offset increased capital expenditure relating to the development of our gas-fired power station in Komotini and our lignite-fired power station in Florina. Net cash used in investing activities was GRD 163,935 million (€ 481.1 million) in 1999 as compared to GRD 261,536 million (€ 767.5 million) in 2000. This increase was principally due to higher capital expenditure for property and equipment.

Net cash from financing activities increased significantly to GRD 10,698 million (€ 31.3 million) in the first six months of 2001, as compared with GRD (33,354 million) (€ (97.8 million)) for the same period in 2000, as a result of lower principal payments on long-term debt which more than offset a decrease in proceeds from long-term debt. Net cash from financing activities in 2000 was GRD 20,229 million (€ 59.3 million), an increase of GRD 89,035 million (€ 261.3 million) as compared with 1999. This increase was due principally to higher proceeds from long-term debt and lower long-term debt repayments.

As at 30th June, 2001, we held GRD 24,083 million (€ 70.6 million) in liquid assets, mainly shares and bonds. Our main equity interests comprise shares in National Bank of Greece with a market value of GRD 8,018 million (€ 23.5 million) and Heracles Cement S.A. with a market value of GRD 2,494 million (€ 7.31 million) as at 30th June, 2001.

As at 30th June, 2001, our fixed income investments portfolio included Greek government bonds with an outstanding balance of GRD 13,489 million (€ 39.5 million). These government bonds were issued to us in 1992 by the Hellenic Republic for a total of GRD 37,466 million (€ 109.9 million) in settlement of bills owed to us by certain state-owned companies. We sell these bonds to banks for short-term borrowings under repurchase agreements. As at 30th June, 2001 we had sold GRD 7,430 million (€ 21.8 million) out of the GRD 13,489 million (€ 39.5 million) outstanding balance of government bonds to two Greek banks.

Capital resources

As at 30th June, 2001, our outstanding long-term debt was GRD 1,607 billion (€ 4,718 million) and our short-term debt, including the current portion of long-term debt, was GRD 198,325 million (€ 582 million). Financial expense totalled GRD 48,240 million (€ 141.5 million) for the six months ended 30th June, 2001.

We have entered into unsecured agreements with both domestic and international banks. Under certain loans, we would be in default if the Hellenic Republic ceased to hold 51% or more of our share capital. As a result of our transformation from a public corporation to a *société anonyme*, a number of the standard provisions in our loans need to be amended to reflect the consequences of this transformation. We have initiated the process for these amendments and expect that they will be finalised in early 2002. We have entered into a number of loan agreements with the European Investment Bank, which, as at 30th June, 2001 represented 14.5% of our total borrowings. These loans are guaranteed by the Hellenic Republic. We pay to the Hellenic Republic a commission in the range of 0.40% to 1% on the outstanding balance of the loans guaranteed.

As at 30th June, 2001, approximately 11% of our total debt was denominated in foreign currencies (not including the euro) and approximately 14.5% of our debt was guaranteed as to principal and interest by the Hellenic Republic. As at 30th June, 2001, approximately 69% of our total debt was linked to floating rates and approximately 31% was linked to fixed rates. We have entered into a number of interest rate swap agreements in order to hedge some of our floating interest rate exposure. You should read "Operating and Financial Review and Prospects—Quantitative and qualitative disclosures about market risk" for a discussion of those contracts. The average annual interest rate on our outstanding long-term debt as at 30th June, 2001 was approximately 5%.

Historically, we have not entered into any significant short term credit facilities to cover our working capital needs. However, our capital expenditures have been covered by borrowing. We expect our cash flow to be sufficient to meet current working capital commitments and part but not all of our capital expenditures. In the event we would need additional funds, we do not anticipate difficulties in obtaining credit facilities in the future.

Capital expenditures

The table below sets out the capital expenditures by type of asset for the periods indicated:

	Year ended 31st December,			Six months ended 30th June,	
	1998	1999	2000	2000	2001
			(GRD million)		
Land	37	2,322	1,175	208	1,052
Mines	348	16,093	10,708	1,974	11,317
Buildings	27,432	69,428	15,471	1,014	4,420
Machinery	141,530	188,760	158,847	40,278	47,551
Transportation	3,220	2,055	2,221	1,701	577
Furniture & equipment	4,541	5,985	5,025	2,418	1,322
Construction in progress, net	56,909	(58,159)	117,592	78,816	66,994
Total	234,017	226,484	311,039	126,409	133,233

Capital expenditures have remained high during recent years as a result of the need to upgrade the machinery used in our mines and generating stations, as well as to construct new generating facilities. These include environmental upgrades for our power stations. In addition, we have been systematically installing additional lines and substations in our distribution network throughout Greece to meet increased demand by existing and new clients.

Commitments

Although the actual amount of our capital expenditures in future periods will depend on various factors that cannot presently be foreseen, we expect to make capital expenditures of approximately GRD 320

billion (€ 939 million) in 2001. We expect to make slightly increased capital expenditures for 2002 and 2003, although our goal would be to reduce our capital expenditures by approximately 20% in 2004 compared to 2001 levels. The expenditures are scheduled to be primarily concentrated in the Generation business unit. We expect to fund our capital expenditures through cash flow from operations and by borrowing.

In the Generation business unit, we plan to ensure compliance of our power stations with environmental regulations or with new terms that could be imposed in our environmental permits. For example, we plan to install flue gas desulphurisation plants in our lignite-fired power stations in Megalopolis and Amynteon.

We do not currently expect to install any additional generating capacity beyond that which the new power stations at Komotini, Florina, Messochora, Linoperamata and Atherinolakkos will provide. In addition, the construction of certain hydroelectric power stations is currently under consideration. Accordingly, and under the assumption that new entrants will enter the electricity market and provide additional capacity in Greece, we do not expect to significantly increase our new capacity investments in Greece over the next few years. However, we will continue to re-evaluate our prospects for increasing our generating capacity on an annual basis, particularly in the event that new entrants do not start generating activities.

As the operator of the interconnected transmission system, the HTSO may require us to invest in this system to improve the efficiency and quality of the transmission system assets. We are generally required to undertake any improvements requested by the HTSO in respect of the interconnected transmission system and may be required to incur all expenses in connection with any such investment. Although we are entitled to compensation by the HTSO for all or part of these expenses, our actual cost of investment could exceed the amount that we would receive as compensation. You should read "Risk Factors—We may be required to take decisions that could have a negative impact on our profitability" for a more detailed discussion on these investments.

In the Distribution business unit, we plan to upgrade the network and install new electricity lines and substations, especially in anticipation of the Olympic Games in Greece in 2004.

We expect to receive approximately GRD 16 billion (€ 46.95 million) in 2001 in grants from European Union programmes, initiatives and framework agreements and approximately GRD 7 billion (€ 20.5 million) in government reimbursements for investments relating to the Olympic Games and other national infrastructure projects.

In addition, our expected equity contribution to the share capital of the Holding Company with WIND, will be within the range of GRD 23.8 billion (€ 70 million) to GRD 54.5 billion (€ 160 million) for the first six years from the date of incorporation of the Holding Company. As part of our participation into the Holding Company, we expect to invest around GRD 10.2 billion (€ 30 million) in building a dark fibre optic network along our existing transmission and distribution lines, which we will lease to Evergy for use on behalf of the Holding Company.

Operational impact of the euro

On 1st January, 2001, Greece became the 12th member of EMU. We expect to adopt the euro as our reporting currency and to declare all dividends in euro for all periods ending after 31st December, 2001. Our shares will be quoted on the ASE in euro from the date of initial listing.

The introduction of the euro requires changes in our information technology and other systems in order to accommodate the use of the euro in our corporate transactions and financial reporting. For example, we have started making changes to our information systems in order to be able to produce bills for our customers in euro. We currently expect to incur approximately GRD 320 million (€ 0.93 million) in expenses for changes in our information technology and other systems in connection with the introduction of the euro. As the costs are incurred, we charge them to operating expenses in the financial statements.

We do not foresee any further implications to our business as a result of the introduction of euro notes and coins at the beginning of 2002.

Quantitative and qualitative disclosures about market risk

We purchase some electricity from outside Greece and some infrastructure equipment from foreign suppliers. As a consequence, we are subject to market risks from changes in foreign exchange rates. We are also subject to both foreign exchange risk and interest rate risk on part of our medium and long-term debt positions.

Foreign exchange risk

Our principal foreign exchange risk relates to foreign currency borrowings. It also relates, to a lesser extent, to electricity imports, agreements with foreign suppliers for the purchase of infrastructure equipment and to fuel purchases. Our foreign currency risk is primarily in respect of Japanese yen, Swiss francs and U.S. dollars.

Our exchange rate exposure for electricity imports is principally limited to electricity imports denominated in U.S. dollars. In 2000, all of our electricity imports by value were denominated in U.S. dollars. In addition, we are subject to exchange rate exposure for purchases of infrastructure equipment. We are also subject to exchange rate risk for liquid fuel purchases since these purchases are denominated in U.S. dollars. We do not systematically manage these exposures through financial instruments because we believe the risk is limited. However, we closely monitor our exchange rate risk and review our current position on an on-going basis.

Most of our debt is denominated in euro and as a result is not subject to exchange rate risk. As at 30th June, 2001, we were bearing exchange rate risk on only GRD 198 billion (€ 581.0 million) out of GRD 1,799 billion (€ 5.27 billion) in total debt outstanding. As at 30th June, 2001, our debt bearing foreign exchange risk represented approximately 11%, and as a result of having entered into swap agreements, 15% of our total borrowings.

With respect to our long-term debt, we closely monitor the fluctuations in foreign currency exchange rates and in interest rates and evaluate the need to enter into any financial instruments to mitigate those risks on an on-going basis. We use currency swap agreements in managing the exposure to foreign exchange risk. As at 30th June, 2001, we had currency swap agreements outstanding with an aggregate notional amount of GRD 70 billion (€ 205.4 million). We also had a cross currency and interest rate swap agreement outstanding with an aggregate notional amount of GRD 60 billion (€ 176 million). The net foreign exchange losses were GRD 51,350 million (€ 150.7 million), GRD 68,593 million (€ 201.3 million) and GRD 32,596 million (€ 95.6 million) for the years ended 31st December, 1998, 1999 and 2000, respectively. The 1998, 1999 and 2000 foreign exchange losses were mostly a result of appreciation of the currencies in which we borrow against the Greek drachma.

Interest rate risk

Our outstanding total debt as at 30th June, 2001 amounted to GRD 1,799 billion (€ 5.27 billion), of which GRD 1,239 billion (€ 3.63 billion), or approximately 69%, was floating rate, principally based on EURIBOR, and GRD 559 billion (€ 1.64 billion), or approximately 31%, was fixed rate. To improve the balance of fixed and floating interest rates, we have entered into swap agreements to fix the interest rate on some of our floating rate debt and as a result, the effective split between floating and fixed rates was 47% and 53%, respectively, as at 30th June, 2001.

In interest rate swap agreements, we agree with other parties to exchange, at specified intervals, the difference between interest amounts calculated by reference to the notional principal amount and the fixed or floating interest rates that we have agreed with the other parties.

As at 30th June, 2001, we had interest rate swap agreements with a notional amount of GRD 327 billion (€ 0.96 billion).

As our revenues are not linked to interest rates, our principal interest rate risk is that a general rise in interest rates will result in a higher interest expense on the unhedged portion of our floating-rate debt. If interest rates were to increase by 100 basis points from their level on 31st December, 2000, assuming the same level, composition and hedging of our debt portfolio, our interest expense for the year 2001 would increase by a total of approximately GRD 9 billion (€ 26.4 million).

OUR BUSINESS

Overview

We are the largest electricity generator, the sole owner of transmission assets and the sole distributor of electricity in Greece providing electricity to approximately 6.6 million customers as at 30th June, 2001. In the year ended 31st December, 2000, we generated approximately 97% of the 49,863 GWh of electricity produced in Greece.

We are among the largest industrial enterprises in Greece in terms of assets and revenues. In the year ended 31st December, 2000, we achieved total sales of electricity of GRD 966,285 million (€ 2,835 million), profit from operations of GRD 153,138 million (€ 449.4 million) and profit after tax of GRD 8,470 million (€ 24.9 million). As at 31st December, 2000, we had an installed generating capacity of 11,121 MW.

As an integrated electric utility, we generate electricity in our 99 power generating stations, facilitate the transmission of electricity through approximately 10,890 kilometres of our high voltage power lines and distribute electricity to consumers through approximately 195,000 kilometres of our distribution network. We also produce the lignite for our lignite-fired power stations from our five lignite mines.

The following diagram illustrates our organisational structure:


Board of Directors
Communication
Housing
Internal Audit
Management Committee
CEO
Legal
Strategy
Testing
Finance
Human Resources
Generation business unit
Mining business unit
Transmission business unit
Distribution business unit

The following table shows selected operating data for our electricity operations for the five years ended 31st December, 2000 and for the six months ended 30th June, 2000 and 2001:

	Year ended 31st December,					Six months ended 30th June,	
	1996	1997	1998	1999	2000	2000	2001
Installed capacity (MW)	9,381	9,859	10,296	10,997	11,121	11,093	11,158
Net Production[1] (GWh)	38,442	39,236	41,834	44,777	48,483	23,732	22,742
Electricity sold to final customers[2] (TWh)	36.3	37.4	39.6	41.1	44.3	21.6	21.8
Customers at end of period (millions)	6.1	6.2	6.3	6.4	6.5	6.5	6.6
Customers served per employee	177	182	188	195	206	200	211
Electricity sold per employee (MWh)	1,054	1,100	1,183	1,249	1,401	670	703
Number of employees	34,476	33,999	33,505	32,888	31,645	32,259	31,005[3]

(1) Net production equals gross production of electricity less internal consumption of electricity in the generating process.
(2) Including sales to our mines and customers abroad.
(3) Including employees transferred to the PIO and the HTSO.

Electricity demand and generation vary widely across Greece. On the mainland, generation capacity is concentrated in the north in close proximity to the majority of our lignite mines, our primary fuel source. On the islands, power generation depends on proximity to the mainland and accordingly on the feasibility of connection to the mainland transmission system. Corfu and the other Ionian islands, as well as certain of the Aegean islands, are connected to the mainland transmission system and together with the mainland transmission system constitute the interconnected system. The remaining islands are served by autonomous generating power stations fired principally by oil, wind and other renewable resources. We refer to these islands as the autonomous islands. Most of the power stations on the autonomous islands are small, reflecting the populations they serve, although our stations on Crete and Rhodes are comparable in size to certain of our mainland stations.

Although our electricity generating costs vary from station to station, depending on fuel costs and efficiency of our stations, the prices that we charge our customers (other than certain large customers) are, by law, standardised across Greece, including customers on the autonomous islands. As a result, our margins are generally higher in respect of the interconnected system than the autonomous islands, where fuel costs are generally higher and station efficiency generally lower.

On mainland Greece, we own and operate 33 generating power stations, consisting of 10 thermal stations, 22 hydroelectric stations and one wind park, supplying electricity to the interconnected system. On the autonomous islands, we own and operate 39 autonomous thermal stations, two hydroelectric stations, 20 wind parks and five photovoltaic power stations. In 2000, approximately 91% of the electricity we generated was from thermal sources (electricity produced from lignite, natural gas and oil), approximately 8% was from hydroelectric sources and significantly less than 1% was from wind and other renewable resources. We do not operate any nuclear power stations. In 2000, our five lignite mines in Greece (the responsibility of our Mining business unit) produced all the lignite used by our seven lignite-fired power stations, which generated approximately 64% of the total electricity we generated. In 2000, we were the second largest lignite producer in the European Union in terms of metric tonnes extracted, mining approximately 63.5 million tonnes of lignite.

We conduct our generation activities through our Generation business unit and our Distribution business unit. The Generation business unit handles electricity generation in the interconnected system and the autonomous islands of Crete and Rhodes, the largest islands in terms of electricity production and consumption. You should read "Our Business—Generation" for a more detailed discussion of our generation activities in the interconnected system and the autonomous islands of Crete and Rhodes. The Distribution business unit is responsible for the generation of electricity on the rest of the autonomous islands.

We are the sole owner of the network of high voltage 400 kV, 150 kV and 66 kV lines that comprise the Greek transmission system. The transmission system transports all the electricity transmitted to the distribution network for sale in Greece. At 30th June, 2001, the transmission system consisted of a total of approximately 10,890 kilometres of power lines and 576 transformers. Our electricity transmission activities (including the physical operation and maintenance of the interconnected transmission system at the direction of the HTSO) are conducted by the Transmission business unit for the interconnected system and by the Distribution business unit on the autonomous islands. The transmission system in the interconnected system, transporting electricity from power stations or, in the case of imported electricity, from the interconnection points, to our distribution network throughout the interconnected system and to certain directly connected high-voltage customers, is referred to as the interconnected transmission system.

We are the sole electricity distributor in Greece. Of our sales to end customers in the year ended 31st December, 2000, measured by volume, approximately 31.4% were to industrial customers, 28.7% were to customers in the commercial and other services sector, 33.1% were to residential customers and 6.8% were to the agricultural sector. At 30th June, 2001, our distribution network consisted of approximately 93,000 kilometres of medium voltage (22, 20, 15 and 6.6 kV) and 103,000 kilometres of low voltage (220 and 380 volt) power lines and approximately 127,000 medium voltage transformers with a total capacity of 20,800 MVA. All of our electricity distribution activities (including electricity sales and distribution) are conducted by the Distribution business unit.

Our Reorganisation

Until the enactment of the Liberalisation Law, we operated as a wholly owned state utility whose objective was to develop the country's energy resources and to provide low cost electricity to support the development of the Greek economy. In 1999, the Hellenic Republic enacted the Liberalisation Law, which incorporated the provisions of the Electricity Directive into Greek national legislation and which created the framework for the liberalisation of the Greek electricity market. The Liberalisation Law provided for, among other provisions, the transformation of PPC into a *société anonyme*, to enable us to adopt commercial objectives. Our transformation into a *société anonyme* became effective on 1st January, 2001.

As part of our transformation into a commercial entity capable of competing in a liberalised market, we have adopted a new organisational structure which more closely reflects our core business operations. Each business unit is now responsible for controlling its own costs and achieving its own operating targets, with the General Manager of each business unit reporting directly to our Chief Executive Officer. The last in the new team of General Managers was appointed in November 2000. Certain of our General Managers were recruited from the private sector while others were promoted from within our company.

The new organisational structure is intended to promote the separate accountability and performance of the business units, as well as improve the transparency of accounts and the financial relationship between the various business units. Each business unit has separate management as well as increased autonomy and flexibility in respect of the operations within its sphere. Further reorganisation has taken place within certain business units to optimise their operations.

Strategy

We adopted our new organisational and management structure to implement more effectively our strategy, and each business unit has responsibility for realising our strategic goals as set out in our business plan. Our main strategic objectives are as follows:

- maintain our current leading position in the Greek electricity market;
- improve efficiency of operations;
- rationalise capital expenditures; and
- explore growth initiatives.

Maintain our current leading position in the Greek electricity market

We aim to maintain our leading market share of generation and supply in the liberalised and growing Greek electricity market as a result of our approximately 97% share of generation capacity in Greece as at 31st December, 2000, an extensive installed generating capacity and transmission and distribution infrastructure, accumulated commercial and technical knowledge in the electricity field and our recognised brand name.

We also intend to increase customer loyalty through improved customer services.

Improve efficiency of operations

As part of our on-going transformation from a state owned utility to a commercial entity seeking to increase shareholder value, we will focus on reducing costs and increasing efficiency. Under our new organisational and management structure, each business unit is now responsible for controlling its own costs and achieving its own operating targets.

Reduce personnel costs

In comparison to our European peers in the electricity sector, we believe that our historic staffing levels are relatively high. By 2005, we aim to reduce our staffing levels by 20% (approximately 6,200 employees) from the number of employees we had at 31st December, 2000, through natural attrition and constrained hiring. Our transfer of personnel to the PIO and the HTSO has resulted in a reduction of 1,082 employees to 30th June, 2001. When key job positions are vacated, we

will first look for suitable candidates within our own organisation before looking to recruit externally. Our new hires will principally be limited to replacement of key or specialist technical personnel. Through this process, we estimate that for every 10 people leaving the organisation, through retirement or otherwise, we will employ one new person. Our ability to reduce staff numbers more rapidly is mainly constrained by Greek labour laws.

Improve operating efficiency

In addition to reducing our personnel costs, we are seeking to reduce our other non-fuel related operating costs by increasing our operating efficiency to reflect best practice levels of other electricity companies in Europe and worldwide. Our board of directors sets key performance targets annually and we expect to incentivise our General Managers through a bonus scheme to achieve these performance targets. We intend to increase our operating efficiency and reduce costs through the following steps:

- *Optimise our maintenance activity.* We will seek to reduce our maintenance costs through implementation of preventative procedures for repairs and maintenance programmes focusing on probable fault areas.
- *Investing in improving the efficiency of our stations and equipment.* We intend to reduce costs through selective investments in improving the efficiency of our stations and equipment. In the Generation business unit, we will seek to improve the efficiency and thermal performance of our thermal stations following investment in more efficient practices. At the same time, we seek ways to maximise the efficiency of our hydroelectric stations, through optimisation of a hydro/thermal cooperation model. In the Transmission business unit, we will continue to upgrade and improve the efficiency of our transmission system in accordance with guidelines from the HTSO as the operator of the transmission system. We also intend to invest in new technologies to improve the efficiency of our distribution network. In the Mining business unit, we will continue to invest in upgrading our heavy machinery to improve efficiency and reduce scheduled maintenance.
- *Improve management of our fuel costs.* We have centralised our fuel purchasing within the Generation business unit. In addition, we are evaluating the use of hedging arrangements to minimise the effect of currency and price fluctuations relating to the purchase of oil and natural gas.
- *Improve our inventory management and procurement practices.* We intend to reduce the average age of our non-fuel supply inventories through improved inventory management while also focusing on improving our procurement practices.
- *Improve our real estate management through the reduction of warehouses.* We intend to utilise our property portfolio more efficiently by reducing the number of our warehouses.
- *Improve our payment terms.* We will seek to improve the payment terms we arrange with our suppliers and the efficiency of our customer billing process to reduce the average age of our customer receivables.

Rationalise capital expenditures

Prior to our reorganisation, our principal objective as the monopoly electricity supplier in Greece was, as required by law, to meet the electricity needs of Greece. Following the enactment of the Liberalisation Law and our transformation into a *société anonyme*, our objectives have shifted to focus on developing shareholder value. We are introducing a programme to rationalise our capital expenditures and implementing guidelines based on strict financial guidelines for all new investments. We will seek to control our capital expenditure through improved planning, implementation and centralised engineering and procurements. We expect to make slightly increased capital expenditures for 2002 and 2003, although our goal is to reduce our capital expenditures by approximately 20% in 2004 compared to 2001 levels.

Explore growth initiatives

We believe that we can take advantage of the following growth initiatives:

Telecommunications

In addition to our core electricity operations, we are implementing a plan to diversify into the telecommunications industry, where we intend to take advantage of our extensive electricity

transmission and distribution network, service infrastructure as well as our retail outlets and, subject to applicable laws, our customer database. We believe that we can gain significant synergies and economies of scale by sharing customer service points, back office operations and brand name between our electricity and our telecommunications operations. Our ultimate objective is to offer a wide range of telecommunications services encompassing fixed voice, data/internet and broad band multimedia services. In this respect, we established a wholly owned subsidiary in September 2000, PPC Telecommunications and in August 2001 entered into a joint venture agreement with WIND. You should read "Operating and Financial Review and Prospects—Recent Developments" for a more detailed discussion of our investments in the telecommunications industry.

International Opportunities

We believe that our leading market position in Greece and the resources available to us provide a strong platform for pursuing focused international expansion with a risk-controlled approach in situations where there are clear opportunities to add value for our shareholders.

We are currently focusing our international strategy on constructing generating stations within the South Eastern European region. As an example, in co-operation with the Greek company Mytilineos Holdings S.A. and Skoda Praha A.S., we have expressed an interest to participate in the refurbishment of a power station in Kolumbara, Yugoslavia.

Development of Renewable Resources and Co-Generation

As a complement to our existing energy operations and as part of our commitment to minimise the environmental impact of our operations, we are pursuing business opportunities in co-generation and generation from renewable resources. We recently commenced operations of a 10 MW wind park in Crete. Through our wholly owned subsidiary, PPC Renewables, we expect to pursue renewable generation opportunities in joint ventures with long term strategic partners driven in part by current incentives such as capital subsidies and attractive guaranteed fixed prices for electricity generated from renewable resources. Initially, we intend to focus our activities on wind parks and small hydroelectric stations.

Our wholly owned subsidiary, COGEN, was established to pursue opportunities in co-generation in conjunction with small industrial and commercial companies, which can exploit the heat produced in the generation process.

History

PPC was established in 1950 as a corporation for electricity generation, transmission and distribution throughout Greece. Prior to the establishment of PPC, concessions to generate, transmit and distribute electricity were granted by the Greek government to private companies and municipal entities. PPC commenced operations in 1953 by generating and selling electricity to those existing concession-holding entities. Between 1957 and 1963, PPC acquired the businesses of existing concession-holding entities including the Athens-Piraeus Electricity Company Limited, which served the largest metropolitan area of Greece and accounted for a substantial portion of the country's total electricity consumption.

Laws were passed by the Greek Parliament providing for certain exceptions to PPC's exclusive right of power generation, mainly to enable industrial entities to produce electricity principally for their own consumption. They also enabled private commercial generation from renewable resources and co-generation.

Under the Liberalisation Law and pursuant to Presidential Decree 333/2000, PPC was transformed, effective 1st January, 2001 under Greek law into a *société anonyme* wholly owned by the Hellenic Republic for the purpose of carrying out the business of an electricity company. PPC S.A. was

established for a term of 100 years, expiring 31st December, 2100; this term may be extended by a resolution of the general assembly of shareholders.

Transfer of business from PPC to our company

All assets, rights, liabilities, obligations and employees of PPC were transferred to us on 1st January, 2001 pursuant to the general succession principles under Presidential Decree 333/2000. Specific provision is made in the Presidential Decree for the substitution of PPC by our company where PPC was either the plaintiff or defendant in any litigation outstanding on 1st January, 2001. There are some rights and privileges that PPC enjoyed as a public company that were transferred to us to the extent they are not in breach of the Liberalisation Law and Presidential Decree 333/2000.

Under Greek law, no further action is required to ensure the transfer of all assets, rights, liabilities and obligations. None of PPC's assets were encumbered prior to the transfer as Greek law did not permit PPC to create any security over its assets.

The Greek electricity market under the new regulatory framework

The Greek electricity market is subject to extensive governmental regulation. This regulatory framework has recently been subject to extensive change as the Hellenic Republic has sought to implement the Electricity Directive. You should read "Regulation of the Greek Electricity Sector" for a more detailed discussion of the current regulatory framework in Greece. As a result of the Liberalisation Law, the electricity supply market has been restructured to increase competition. A Ministerial decision established that the market comprising all high- or medium-voltage electricity users, representing 34% of the electricity supply market in terms of power consumption, is open for competition.

Pursuant to this Ministerial decision, electricity customers are categorised as follows:

- "Eligible Customers" are all high- and medium-voltage electricity users, such as large industrial and commercial customers, as set forth by a Ministerial Decision published by the Minister of Development. Under the Liberalisation Law, Eligible Customers have regulated access to the transmission system and distribution network and are entitled to purchase electricity from the supplier of their choice on the basis of commercial contracts agreed between the customer and the supplier.
- "Non-Eligible Customers" are all low-voltage electricity users, such as residential and small- and medium-sized business customers. Non-Eligible Customers must purchase their electricity from us at regulated tariffs.

In addition, the Liberalisation Law provides for changes in the areas of generation, import, export, purchase and sale of electricity:

- The introduction of competition in power generation through the granting of authorisations to generate electricity in the interconnected system and through a tendering procedure for authorisations to provide generating capacity on the autonomous islands. As of 31st October, 2001, the Minister of Development had granted twelve generation licences for natural gas-fired stations, two licences for hydroelectric power stations as well as a number of licences for electricity generated from renewable resources following consultation with the RAE. The RAE is currently reviewing the applications made by other interested parties.
- The establishment of the HTSO as an independent entity to operate and ensure the maintenance and development of the interconnected transmission system and its interconnections with other networks. As a result, we are obliged to develop and maintain the interconnected transmission system based on guidelines from the HTSO. We own the interconnected transmission system pursuant to an exclusive license for the ownership of the transmission system awarded by the Ministry of Development. The HTSO commenced operations on 3rd May, 2001. You should read "Regulation of the Greek Electricity Sector" for a more detailed discussion of the HTSO.
- The establishment of the RAE, an independent authority responsible for regulating the energy market. The RAE mainly has an advisory and supervisory role while decision making power

ultimately lies with the Minister of Development. The RAE commenced operations on 1st July, 2000. You should read "Regulation of the Greek Electricity Sector" for a more detailed discussion of the RAE.

- The establishment of the PIO as a separate pension fund in order to fund the social security expenses of our employees. The PIO was established on 1st January, 2001. You should read "Our Business—Employees" for a more detailed discussion of the PIO.

The following diagram shows the electricity flows in the industry as contemplated under the Liberalisation Law:



Independent Power Producers and Suppliers*
Generation business unit
Imports/ Exports
Hellenic Transmission System Operator (HTSO)
Transmission business unit
Eligible Customers
Distribution business unit
Eligible Customers
Non-Eligible Customers

* *As of 30th June, 2001, there were no independent power producers or suppliers, with the exception of small renewable resources generators and industrial entities producing electricity for their own consumption.*

Our Transmission and Distribution business units may transmit and distribute electricity both on our behalf and on the behalf of other generators and suppliers.

Greek Electricity Demand

The demand for electricity in Greece has grown at an average annual growth rate of approximately 5% during the five years ended 31st December, 2000. The following table shows the annual rate of growth in gross domestic product ("GDP") in real terms and the annual rate of growth in electricity demand for the five years ended 31st December, 2000, and an average growth rate for 1996 to 2000:

	Year ended 31st December,					Average
	1996	1997	1998	1999	2000	for 1996-2000
Growth in real GDP(1)	2.4%	3.5%	3.1%	3.4%	4.3%	3.3%
Growth in electricity demand(2)	3.7%	4.5%	4.5%	3.2%	8.9%	5.2%

Sources:
(1) IMF (World Economic Outlook—October 2001)
(2) Company sources

Per capita electricity consumption in Greece is lower than that in a number of other countries in the European Union. In 2000, electricity consumption in Greece was 4.3 MWh per capita, compared to an average of 6.7 MWh per capita for the European Union. Per capita residential electricity consumption provides a useful comparison of electricity use among countries as it is not affected by differences in the industrial or commercial and service sectors between countries. The following table compares per

capita residential electricity consumption in the year ended 31st December, 2000 in Greece with that of other countries in the European Union:

	Inhabitants[1]	Residential Consumption[2]	Per Capita Residential Consumption
	(in millions)	(TWh)	(kWh/inhabitant)
European Union	376.6	639.45	1,698
France	59.4	126.11	2,123
United Kingdom	59.5	112.40	1,889
Germany	82.2	128.96	1,569
Greece	10.5	14.77	1,407
Spain	39.4	47.94	1,217
Italy	57.8	60.47	1,046
Portugal	10.0	10.04	1,004

Sources:
(1) Economist Intelligence Unit (May 2001)
(2) CERA European Power Watch

We believe that the current levels of per capita electricity consumption in Greece indicate that demand for electricity is likely to continue to grow, and that, in the medium term, the rate of growth is likely to be higher than the European Union average. We believe that the lower per capita electricity consumption in Greece reflects lower per capita GDP in Greece compared to other EU countries.

We expect that the anticipated increases in electricity demand will result in a need for additional installed capacity in Greece in the near term to cover expected growth in demand. Between 2001 and 2005, we expect our generation capacity to increase by up to 10% excluding hydroelectric stations and by up to 12% including hydroelectric stations. We expect that the commencement of operations at the lignite-fired power station at Florina, the natural gas-fired power station at Komotini, at the new hydroelectric station in Messochora, and new capacity to be added by independent power producers already holding generation licences from the Minister of Development, will provide sufficient installed capacity to satisfy the anticipated increased demand until 2004. You should read "Our Business—Generation" for a more detailed discussion of additional generating capacity.

Demand for electricity in Greece is affected by a number of factors including changes in economic activity, the relative energy requirements of individual sectors of the economy, improvements in the efficiency of electricity use, the price to consumers of electricity relative to other forms of energy, the weather, the time of day, the day of the week, and the time of year. Although demand does not vary as significantly throughout the year as in some other European countries, the lowest demand generally occurs in April and demand increases to peak load in July due to the increasing use of air conditioning during the summer. The maximum demand for electricity in Greece typically occurs on a summer weekday. The minimum level of electricity demand typically occurs on a spring weekend. In 2001, the maximum demand in Greece was 8,600 MW on 17th July, 2001 between 1:00 p.m. and 2:00 p.m. The minimum level of demand was 2,860 MW on 15th April, 2001 between 8:00 a.m. and 9:00 a.m.

The following table shows, for the interconnected system, our peak capacity demand, net available capacity at the summer peak load (net of stations in conservation or unavailable due to environmental retrofitting), and our reserve margin during the five years ended 31st December, 2000. Reserve margin represents the difference between peak capacity demand and the total net available capacity.

	1996	1997	1998	1999	2000	2001[1]
	(in MW, except percentages)					
Peak capacity demand	6,503	6,705	7,372	7,366	8,531	8,600
Net available capacity	8,011	8,254	8,787	9,421	9,345	9,359
Reserve margin	1,508	1,549	1,415	2,055	814	759
As a percentage of net available capacity	18.8%	18.8%	16.1%	21.8%	8.7%	8.1%

(1) Year to date.

Our Electricity Production and Imports

We own and operate 99 generating power stations in Greece, consisting of 10 thermal stations, 22 hydroelectric stations and one wind park throughout the interconnected system as well as 39 autonomous thermal stations, two hydroelectric stations, 20 wind parks and five photovoltaic power stations located on the autonomous islands.

We generated a total of 48,483 GWh of electricity during the year ended 31st December, 2000 representing a compound annual growth rate of approximately 6% per annum since 1996.

The following table shows the net electricity production in GWh we generated during the five years ended 31st December, 2000 and the six months ended 30th June, 2000 and 2001:

	Year ended 31st December,					Six months ended 30th June,	
	1996	1997	1998	1999	2000	2000	2001
				(GWh)			
Interconnected system	35,458	36,073	38,454	41,240	44,727	21,999	20,991
Autonomous islands	2,984	3,163	3,380	3,537	3,756	1,733	1,751
Total	38,442	39,236	41,834	44,777	48,483	23,732	22,742

We also import and export electricity through interconnections currently in place with Albania, FYROM and Bulgaria. An interconnection with Italy is expected to be operational by the end of 2001. The current usable interconnection capacity is limited by transmission constraints both within Greece and within Albania, FYROM and Bulgaria. The current interconnection capacity is approximately 750 MW, which we expect will increase to 1,250 MW once the interconnection with Italy is fully operational. You should read "Our Business—Transmission" for a more detailed discussion of our interconnections.

We are generally a net importer of electricity. We were a net exporter for the first time in our history in the year ended 31st December, 2000, exporting 11 GWh. We expect to be a net importer in 2001, as the average generation of our hydroelectric stations has been lower due to reduced rainfalls during the year and current levels of liquid fuel prices have favoured imports.

The following table shows our imports and exports for the five years ended 31st December, 2000:

	Year ended 31st December,				
	1996	1997	1998	1999	2000
			(GWh)		
Imports[1]	2,664	3,003	2,500	1,811	1,729
Exports	1,314	709	890	1,647	1,740
Balance of Imports/Exports	(1,350)	(2,294)	(1,610)	(164)	11

(1) Imports include purchases from foreign sources and electricity exchanges through our international interconnections.

In addition to our generating capacity, there is private thermal generating capacity in Greece of approximately 214 MW operated by certain industrial enterprises permitted by law to produce electricity principally for their own consumption and of 199 MW generated by independent power producers, primarily from renewable resources.

The following table shows total supply of electricity in Greece and takes into account our net electricity production, net electricity exchanges with neighbouring countries and our purchases from domestic sources and foreign sources as well as from independent power producers, for the five years ended 31st December, 2000 and the six months ended 30th June, 2000 and 2001:

	Year ended 31st December,					Six months ended 30th June,	
	1996	1997	1998	1999	2000	2000	2001
				(GWh)			
Electricity Production	38,442	39,236	41,834	44,777	48,483	23,732	22,742
Renewables and Independent Power Producers	4	13	44	112	401	137	298
Purchases from Foreign Sources	1,628	2,020	1,668	355	244	—	806
Net electricity exchanges(1)	(278)	274	(58)	(191)	67	(88)	90
Total	39,796	41,543	43,488	45,053	49,195	23,781	23,936

(1) Electricity exchanged with neighbouring countries through our international interconnections.

Our Business Units

We operate through four business units—Generation, Transmission, Distribution and Mining. Each of these business units is described in detail below.

Generation

The Generation business unit is responsible for electricity generation in the interconnected system and on the islands of Crete and Rhodes. It is also responsible for the development of new thermal and hydroelectric stations and for additions to the capacity of existing stations. The Distribution business unit is responsible for the generation of electricity on the rest of the autonomous islands.

As at 30th June, 2001, we operated throughout the interconnected system and the islands of Crete and Rhodes seven lignite-fired power stations (including the Liptol station, which is operated by the Mining business unit), four oil-fired power stations and two oil-fired units at the power station located in Lavrio, near Athens, or the Lavrio Station, one natural gas-fired power station and two combined cycle gas turbine ("CCGTs") power units at the Lavrio station and 24 hydroelectric stations. In addition, as at 30th June, 2001, our Distribution business unit operated a total of 36 autonomous thermal stations, 21 wind parks and five photovoltaic power stations located primarily on the autonomous islands.

As at 30th June, 2001, the total installed generating capacity of our stations was 11,158 MW. Of this total generating capacity, 9,875 MW is the capacity of the power stations connected to the interconnected system which supplies power to mainland Greece and certain nearby islands connected to each other and to the interconnected system through submarine cables. The islands of Crete and Rhodes are not linked to the interconnected system but have autonomous generation systems operating principally on heavy fuel oil and diesel oil with an installed capacity of 532 MW and 206 MW, respectively. The total installed generating capacity on the other autonomous islands is 545 MW.

Pursuant to the Liberalisation Law, the Ministry of Development may conduct tenders for the construction by third parties or by us of additional generating capacity on the autonomous islands (including on Crete and Rhodes). In the event the tendering process is unsuccessful, we will be obliged to ensure a continuous uninterrupted supply of electricity on those islands and accordingly to construct additional generating capacity.

We expect to increase our generation from renewable resources in the future, driven in part by current incentives such as capital subsidies and guaranteed fixed prices for electricity operated from renewable resources. You should read "Our Business—Competition" for a more detailed discussion of our generation from renewable resources.

The following table sets out details of our total installed capacity in MW by primary energy source utilised for the five years ended 31st December, 2000 and the six months ended 30th June, 2000 and 2001:

	Year ended 31st December,					Six months ended 30th June,	
	1996	1997	1998	1999	2000	2000	2001
				(MW)			
Interconnected System							
Thermal							
Lignite	4,533	4,900	4,900	4,900	4,908	4,908	4,933
Oil	1,384	1,034	857	857	777	777	777
Natural Gas	—	160	537	1,107	1,100	1,100	1,100
Total Thermal	5,917	6,094	6,294	6,864	6,785	6,785	6,810
Hydroelectric	2,524	2,726	2,858	2,958	3,060	3,060	3,060
Wind and other renewable resources	5	5	5	5	5	5	5
Total Interconnected System	8,446	8,825	9,157	9,827	9,850	9,850	9,875
Autonomous Islands							
Thermal							
Lignite	—	—	—	—	—	—	—
Oil	913	1,012	1,117	1,147	1,238	1,210	1,250
Natural Gas	—	—	—	—	—	—	—
Total Thermal	913	1,012	1,117	1,147	1,238	1,210	1,250
Hydroelectric	1	1	1	1	1	1	1
Wind and other renewable resources	21	21	21	22	32	32	32
Total Autonomous Islands	935	1,034	1,139	1,170	1,271	1,243	1,283
Total Thermal	6,830	7,106	7,411	8,011	8,023	7,995	8,060
Total Hydroelectric	2,525	2,727	2,859	2,959	3,061	3,061	3,061
Total Wind and other renewable resources	26	26	26	27	37	37	37
Total	9,381	9,859	10,296	10,997	11,121	11,093	11,158

The weighted average age of our thermal and hydroelectric stations, weighted to reflect installed capacity of the power stations, is approximately 16.4 and 22 years, respectively. The expected useful life of a thermal station is approximately 350,000 hours of operation, or approximately 45 years based on normal operating parameters. We do not currently have plans to decommission any of our power stations in the foreseeable future.

The following table shows, for both the interconnected system and the autonomous islands, by primary source utilised at 31st December, 2000, certain information relating to our power stations for the year ended 31st December, 2000:

	No. of Stations	Installed capacity (MW)	Net Production (GWh)	Weighted Average Age of Stations (years)	Forced Outage Factor[1] (%)	Average Thermal Efficiency (Kcal/KWh)	Immediate Availability[2] (%)	Capacity Utilisation (%)	Total Availability[3] (%)
Interconnected System									
Thermal									
Lignite	7	4,908	30,943	19.1	2.9	2,637	86.7	94.1	84.9
Oil	1+2 units	777	4,143	29.0	5.3	2,350	88.3	75.5	87.7
Natural Gas	1+2 units	1,100	5,572	1.8	2.3	2,264	89.1	70.4	84.7
Total Thermal	10	6,785	40,658	17.4	3.4	2.560	87.4	88.1	85.2
Hydroelectric.	22	3,060	4,055	22.0	1.0	—	96.5	—	94.5
Wind and other renewable resources	1	5	14	9.0	2.0	—	—	—	—
Total Interconnected System	33	9,850	44,727	18.8	—	—	—	—	—
Autonomous Islands									
Thermal	—	—	—	—	—	—	—	—	—
Lignite	—	—	—	—	—	—	—	—	—
Oil	39	1,238	3,678	11.2	4.95	2,412	86.6	52.2	85.5
Natural Gas . .	—	—	—	—	—	—	—	—	—
Total Thermal	39	1,238	3,678	11.2	4.95	2,412	86.6	52.2	85.5
Hydroelectric.	2	1	1	56.9	—	—	—	—	—
Wind and other renewable resources	20	32	77	6.2	2.0	—	98.0	—	—
Total Autonomous Islands	61	1,271	3,756	11.1	—	—	—	—	—
Total Thermal	49	8,023	44,336	16.4					
Total Hydroelectric . .	24	3,061	4,056	22.0					
Total Wind and other renewable resources[4]	26	37	91	6.6	2.0	—	—	—	—
Total	99	11,121	48,483	17.9	—	—	—	—	—

1) The forced outage factor represents the amount of energy that a power station did not produce during the year because of unplanned outages as a percentage of the maximum energy that the station could have produced during that year, operating continuously at installed capacity.
2) Immediate availability is the amount of available energy that a power station could have produced, net of energy losses due to the power station during the year, as a percentage of the maximum energy that the station could have produced during that year, operating continuously at installed capacity.
3) Total availability is the amount of available energy that a power station could have produced, net of all energy losses during the year, as a percentage of the maximum energy that the station could have produced during that year, operating continuously at installed capacity.
4) Including our five photovoltaic stations.

Total availability of our power stations has increased from 85.3% in 1998 to 89.3% for the first half of 2001.

For the year ended 31st December, 2000, approximately 69% of our electricity production in the interconnected system was generated from lignite-fired power stations, approximately 9% from oil-fired power stations, approximately 9% from hydroelectric stations, approximately 12% from natural gas stations, and significantly less than 1% from wind parks and other renewable resource stations. In the autonomous islands, almost all of our production was generated from oil-fired power stations.

The following table sets out details of the sources of our net electricity production by primary source utilised for the five years ended 31st December, 2000 and the six months ended 30th June, 2000 and 2001:

	Year ended 31st December,					Six months ended 30th June,	
	1996	1997	1998	1999	2000	2000	2001
				(GWh)			
Interconnected System							
Thermal							
Lignite	26,455	27,710	29,181	29,210	30,943	15,598	15,438
Oil	4,521	4,077	3,852	3,531	4,143	1,935	1,716
Natural Gas	—	216	1,584	3,692	5,572	2,350	2,835
Total Thermal	30,976	32,003	34,617	36,433	40,658	19,883	19,989
Hydroelectric	4,482	4,070	3,837	4,798	4,055	2,109	996
Wind and other renewable resources	—	—	—	9	14	7	6
Total Interconnected System	35,458	36,073	38,454	41,240	44,727	21,999	20,991
Autonomous Islands							
Thermal							
Lignite	—	—	—	—	—	—	—
Oil	2,950	3,128	3,336	3,489	3,678	1,694	1,708
Natural Gas	—	—	—	—	—	—	—
Total Thermal	2,950	3,128	3,336	3,489	3,678	1,694	1,708
Hydroelectric	1	1	1	1	1	1	1
Wind and other renewable resources	33	34	43	47	77	38	42
Total Autonomous Islands	2,984	3,163	3,380	3,537	3,756	1,733	1,751
Total Thermal	33,926	35,131	37,953	39,922	44,336	21,577	21,697
Total Hydroelectric	4,483	4,071	3,838	4,799	4,056	2,110	997
Total Wind and other renewable resources	33	34	43	56	91	45	48
Total	38,442	39,236	41,834	44,777	48,483	23,732	22,742

The following power stations have been constructed or are currently under construction and are expected to be put into commercial operation between 2002 and 2004:

Komotini	495 MW installed capacity natural gas-fired, with diesel-oil back-up. The station is expected to be fully operational in early 2002. The budgeted cost for this power station is expected to be approximately GRD 84.8 billion (€ 249 million).
Florina	330 MW installed capacity, lignite-fired power station. Commercial operation of the station is expected to commence in the second half of 2002. The budgeted construction cost for this power station is expected to be approximately GRD 181.9 billion (€ 534 million).
Messochora	162 MW installed capacity, hydroelectric station. The station at Messochora was completed five years ago but remains inoperable, due to certain issues with the local authorities that we expect to resolve in the near future. You should read "Our Business—Environmental Matters" for a more detailed discussion on our station in Messochora. The total cost for this power station is approximately GRD 135.1 billion (€ 396 million).
Linoperamata, Crete	43.3 MW installed capacity light fuel oil-fired station. Commercial operation of the station is expected to commence in the second half of 2002. The budgeted cost for this power station is expected to be approximately GRD 10.9 billion (€ 32 million).
Atherinolakkos Lasithi, Crete	A power station comprising a 75 MW to 85 MW diesel engine fired with heavy oil and a 100 MW to 110 MW conventional heavy fuel oil-fired steam electric unit with natural gas-firing capabilities. Commercial operation of the station is expected to commence in 2004. The budgeted cost for this power station is expected to be approximately GRD 80.0 billion (€ 235 million).

Of the total costs budgeted for the construction of the above power stations, approximately 54% had been incurred as at 30th June, 2001.

In addition, the construction of certain hydroelectric power stations is currently under consideration.

In making decisions regarding the types of power stations in which we intend to invest, we balance between fuel costs and investment costs. Lignite-fired power units have a higher investment cost per KW component than gas- or oil-fired power units. On the other hand, lignite fuel costs are significantly lower than those of gas- or oil-fired power units.

Base load, intermediate and peak load

Lignite-fired stations are best for, and are generally used for, continuous base-load operation. They have low unit fuel costs which make operation throughout the day economically efficient. Gas- and oil-fired stations are better for intermediate load and are shut down during periods of low demand and restarted when demand increases. Hydroelectric stations, which are constrained by the capacity of their reservoirs and unpredictability of rainfall as well as our irrigation obligations, are generally run at peak load. The generating capacity provided by our hydroelectric stations is important in meeting peaks in demand, which may be relatively steep in the summer. These stations are designed to be available for immediate response. If the generating capacity of our hydroelectric stations is limited, we have to rely more heavily on thermal production, mainly from our gas-fired and oil-fired stations.

Maintenance

We generally carry out scheduled maintenance during periods of lower demand in the spring and autumn of each year. On average, generation by each of our thermal stations is interrupted for approximately 38 days per year for maintenance. We conduct maintenance on our hydroelectric stations when they are not in operation. Our own employees generally carry out maintenance work although outside contractors may be used as required. In accordance with our business strategy, we plan to focus our maintenance activities on a programme of preventative maintenance and repair procedures in the future as a means of reducing costs.

Our sources of electricity generation

We produce electricity from thermal sources, including lignite, oil and natural gas, water flows and other renewable resources. We do not operate any nuclear power stations and have no plans to develop a nuclear power generating capacity.

Thermal Production

As at 30th June, 2001, we had 10 thermal stations (including the Lavrio station) comprising 29 generating units with a total installed capacity of 6,810 MW in the interconnected system. In addition, at 30th June, 2001, we had two thermal stations in Crete and one in Rhodes, comprising a total of 32 generating units with a total installed capacity of 720 MW. On that date, we also had 36 smaller autonomous thermal stations, comprising 250 generating units with an installed capacity of 530 MW located on the autonomous islands, owned and operated by the Distribution business unit. All but one of our thermal stations consist of two or more generating units.

Our lignite-fired power stations are steam-condensing units that consist of closed-cycle systems in which water is transformed into steam (by burning lignite to heat water) and used in a turbogenerator to generate electricity. Residual steam is turned back into water through a cooling process by using cooling towers or, in some cases, sea or river water. Our combined cycle units use a gas turbine together with a steam turbine: heat from the exhaust gases from the burning of natural gas or diesel oil is recovered and used to create steam which is then used to power a steam turbine that drives the

electrical generator. Our natural gas-fired power stations are steam turbine units that burn natural gas to produce steam to turn a turbine that drives the electrical generator.

Lignite

We own and operate seven lignite-fired power stations with a total installed capacity of 4,933 MW, representing approximately 44% of total installed generating capacity as at 30th June, 2001. Our lignite-fired power stations are part of the interconnected system. All of our lignite-fired power stations are located close to our mines, in order to reduce transportation costs and facilitate supply of lignite, most of which is transported by conveyor belts. As we currently mine all of the lignite used in our lignite-fired stations from our own mines, production costs are the only costs of this thermal production source.

The lignite in our mines has a calorific value of between 1,050 and 2,300 kcal/kg, which is relatively low compared to the average calorific value of lignite produced in other lignite mines in Europe. However, given our low costs of mining lignite, it is an economical fuel source. In addition, lignite extracted in the Lignite Centre of Western Macedonia generally has a low sulphur content and, combined with its high levels of calcium oxide (a desulphurising agent), is less environmentally harmful. Each of our lignite-fired power stations is constructed to use the lignite deposits located close to the station. We design our power stations to burn the lignite produced in the neighbouring mines, taking into account its specific calorific value and other characteristics in order to maximise efficiency of operations and minimise emissions.

We generally keep sufficient quantities of lignite in stock for approximately 25 days' operation of each of our lignite-fired power stations. Lignite is stored in each station's stockyard.

We do not currently buy lignite from private mines (although we have in the past) because we have sufficient supplies of the appropriate quantity and quality of lignite from our own mines. However, we have recently concluded negotiations with two private mines in Florina to supply a substantial quantity of the lignite to our lignite-fired power station under construction in Florina that we expect to be operational by the end of 2002.

We expect lignite to continue to be the predominant source of our electricity production in the interconnected system for the near term. In 2000, lignite accounted for approximately 69% of total generation supplied to the interconnected system. The following table shows lignite use from our two production areas, Lignite Centre of Western Macedonia and Lignite Centre of Megalopolis (located in the Peloponnese region) for each of the five years ended 31st December, 2000 and for the six months ended 30th June, 2000 and 2001:

	Year ended 31st December,					Six months ended 30th June,	
	1996	1997	1998	1999	2000	2000	2001
	(million tonnes)						
Lignite Centre of Western Macedonia	44,920	46,366	48,155	47,416	51,373	25,688	25,663
Lignite Centre of Megalopolis	12,447	11,698	11,948	13,131	12,514	6,718	6,556
Total	57,367	58,064	60,103	60,547	63,887	32,406	32,219

Oil

We own and operate in the interconnected system one oil-fired power station and two oil-fired units at the Lavrio station, with a total installed capacity of 777 MW, representing approximately 7% of total installed generating capacity in the interconnected system as at 30th June, 2001. In addition, we own and operate two oil-fired power stations in Crete and one in Rhodes, with a total installed capacity of 720 MW. We also own and operate 36 oil-fired power stations located on the other autonomous islands, which are significantly smaller than the oil-fired power stations of the mainland and those in Crete and Rhodes. They have a total installed capacity of 530 MW, representing approximately 5% of total installed generating capacity as at 30th June, 2001. You should read "Our Business—Distribution" for a more detailed discussion of generation on the autonomous islands.

Heavy fuel oil and diesel oil are currently supplied on an exclusive basis by Hellenic Petroleum or ELPE, an oil company controlled by the Hellenic Republic. We recently renewed our supply contract with ELPE until the end of December 2002. Heavy fuel oil and diesel oil prices are based on prices published according to Platt's OILGRAM and are set in U.S. dollars. We pay for heavy fuel oil and diesel oil in Greek drachma. We are currently considering hedging some foreign exchange and oil price risks.

The following table shows the volume of heavy fuel oil and diesel oil consumed during the five years ended 31st December, 2000 and the six months ended 30th June, 2000 and 2001:

	Year ended 31st December,					Six months ended 30th June,	
	1996	1997	1998	1999	2000	2000	2001
Heavy Fuel Oil(1)	1,590	1,540	1,496	1,485	1,622	759	716
Diesel Oil(2)	442	432	444	389	455	192	197

(1) Heavy fuel oil in thousands of metric tonnes.
(2) Diesel oil in thousands of kilolitres.

We expect to decrease the use of oil-fired generating units in the interconnected system as a proportion of the total generating capacity due to our increasing use of natural gas and lignite for power generation. However, we expect that oil will continue to play a significant role in generating electricity on the autonomous islands. Virtually all electricity generated in the year ended 31st December, 2000 on the autonomous islands was generated from oil-fired power stations.

We are required by law to maintain a minimum inventory of each type of liquid fuel used (heavy fuel oil and diesel oil), corresponding to a 90-day operation of our oil-fired power stations, which accounted for approximately 18% of our total installed capacity as at 30th June, 2001. These inventories are determined on the basis of our total annual consumption of heavy fuel oil and diesel oil. Part of this requirement (55% for heavy fuel oil and 25% for diesel oil) is stored by ELPE under the terms of the fuel supply contract. We maintain the rest of the legally required inventories in the storage tanks located at our power stations.

Natural Gas

We own and operate one natural gas-fired power station and two CCGT units at the Lavrio station with a total installed capacity of 1,100 MW, representing approximately 9.8% of our total installed capacity as at 30th June, 2001. We are constructing a 495 MW combined cycle natural gas-fired power unit at Komotini which is expected to be fully operational in early 2002. We commenced generating electricity from natural gas in 1997, when we began converting the heavy fuel oil-fired power station in Agios Georgios, near Athens. All of our gas-fired power stations are part of the interconnected system.

We are the largest purchaser of natural gas in Greece. We purchase more than 65% of DEPA's gas output under a gas purchase contract which commenced in 1994. Pursuant to the terms of our gas purchase contract with DEPA, we are subject to a minimum "take-or-pay" obligation, under which we commit to pay for a minimum amount of gas irrespective of actual consumption. This "take-or-pay" obligation provides for a four-year clearance period. To date, we have exceeded our contractual annual "take-or-pay" gas purchase obligations and expect to continue meeting our annual obligations.

Pursuant to the terms of this contract, we are also entitled to the most competitive natural gas price offered by DEPA for the purposes of electricity generation. Prices are determined by a formula which takes into account market prices of heavy fuel oil, gas oil and certain types of crude oil. As part of the contract, DEPA is required to remit part of its earnings to us if DEPA's earnings exceed a certain threshold. You should read "Relationship with the Selling Shareholder" for more information on our contract with DEPA.

Gas prices for each quarter are fixed on the basis of the average for the prior six months from the start of the quarter.

The following table shows the volume of natural gas we used during the five years ended 31st December, 2000 and the six months ended 30th June, 2000 and 2001:

	Year ended 31st December,					Six months ended 30th June,	
	1996	1997	1998	1999	2000	2000	2001
	(millions normal m^3)						
Natural Gas	—	61.9	488.9	996.9	1,439.0	646.0	709.3

Hydroelectricity

We own and operate 24 hydroelectric stations with a combined installed capacity of approximately 3,061 MW, representing approximately 27% of total installed generating capacity as at 30th June, 2001. However, the actual generation of electricity from hydroelectricity amounted to only 4,056 GWh (or approximately 8.4% of our electricity production) during the year ended 31st December, 2000 and only 997 GWh (or approximately 4.4% of our electricity production) during the six months ended 30th June, 2001. The average annual hydroelectricity production of approximately 4,000 GWh may vary depending on annual variations in rainfall levels. Generally, we use hydropower as a peak load source. Due to public service obligations, such as the provision of irrigation water, some of our hydroelectric stations also operate during off-peak times. Hydroelectric stations generally require lower levels of maintenance and staffing than other types of power stations.

The following table sets out, as at 30th June, 2001, our hydroelectric stations by type, installed capacity and net production:

	No. of Stations	Installed Capacity (MW)	Net Production (TWh)
Natural inflows	22	2,362	3,261
Pump storage	2	699	795
Total	24	3,061	4,056

At times of low electricity demand, generally in the evening and at night, pump storage hydroelectric stations pump water from a source at a lower level to a higher level where it is stored in a lake or reservoir for release at times of high electricity demand.

The weighted average age of all our hydroelectric stations as of 30th June, 2001 was 22 years.

All water in Greece is owned by the Hellenic Republic, which currently allows us to use water without charge for the purposes of generating electricity in our hydroelectric stations. You should read "Our Business—Environmental Matters" for a more detailed discussion of regulation relating to the use of water.

Irrigation obligations

We are obliged by law to provide water from our hydroelectric stations for irrigation purposes. This public service obligation is imposed on us on an annual basis by a joint ministerial decision. We expect that we will receive some compensation for this public service obligation either by the Hellenic Republic or from a special account established under the Liberalisation Law and administered by the HTSO or by passing the cost to our customers. You should read "Regulation of the Greek Electricity Sector" and "Relationship with the Selling Shareholder" for a more detailed discussion of our public service obligations.

We do not consider the supply of irrigation water to be a material financial burden on us even though it may require us to release water, thereby generating electricity at times of the day that may not be the most economical for us.

Production from wind and other renewable resources

Currently, we produce very small amounts of electricity from renewable resources. As at 30th June, 2001, all of our generation from renewable resources was from wind turbine parks and photovoltaic stations, with a total installed capacity of 37 MW and net production of 91 GWh, all but one of which is located in the autonomous islands. The Distribution business unit is responsible for our generation from renewable resources.

PPC Renewables and COGEN are investigating opportunities to increase generation from renewable resources. In February 2001, we applied to the Minister of Development to be granted authorisation for the construction of 19 wind parks with an installed capacity of 167 MW and a number of geothermal stations with an installed capacity of 150 MW.

Capital investment programme

In addition to the construction of additional generating capacity, the environmental performance of two lignite-fired power units in the Kardia, Ptolemais power station will be upgraded starting in 2003 by retrofitting electrostatic precipitators to reduce emissions. Similarly, four units of the Agios Dimitrios power station will be retrofitted from 2003 to 2006. The environmental performance of some units at the Megalopolis A power station will also be upgraded by means of lignite electrostatic precipitators and retrofitting an industrial waste water treatment plant.

Employees

As at 30th June, 2001, our Generation business unit employed 6,768 full-time employees.

Transmission

Our Transmission business unit owns the interconnected transmission network on which the HTSO transports electricity on high voltage lines from the power stations where it is generated (whether from us or other generators in the future) or, in the case of imported electricity, from the interconnection points, to our distribution network throughout the interconnected system and to certain directly connected high voltage customers. This transmission system is referred to as the interconnected transmission system. We own the interconnected transmission system pursuant to an exclusive licence for the ownership of the transmission system, although, pursuant to the Liberalisation Law, the HTSO is responsible for its operation, maintenance and development and for access to it by third parties. Currently, we carry out the physical operation and maintenance of the interconnected transmission system at the direction of the HTSO.

The backbone of the interconnected transmission system comprises three double-circuit lines of 400 kV, transmitting electricity from power stations in Northern Greece, where approximately 70% to 75% of our generating capacity is located, to the principal consumption centres in Central and Southern Greece, where approximately 65% to 70% of the electricity generated is consumed. The interconnected transmission system also comprises further 400 kV and 150 kV lines. In addition, a 66 kV line and a 150 kV line connect the island of Corfu to the interconnected transmission system.

The following map shows the 400 kV transmission lines of the interconnected transmission system as at 10th December, 2001.


SERBIA
KOSOVO B
SKOPJE4
F.Y.R.O.M
DUBROVO
BITOLA
CHUDOMIR
VETREN
CHAIRA
PLOVDIV
MARITSA3
BLAGOEVGRAD
BULGARIA
BARAESKI
HAMITABAT
FILIPPI
TURKEY
ELBASAN
FLORINA
AGRAS
EDESSAIOS
AG. DIMITRIOS
THESSALONIKI
AMYNTEO
PTOLEMAIDA
MAKROHORI
KARDIA
ASOMATA
SFIKIA
POLYFITO
ALBANIA
TURKEY
TO ITALY
PIGES AOOS
CORFU
(KERKYRA)
TRIKALA
LAROSSA
LOUROS
POURNARI 1
PLASTIRAS
2B'B'
KREMASTA
ACHELOOS
KASTRAKI
STRATOS
GIONA
DISTOMO
LARYMNA
ALIVERI
AG. STEF.
PALLINI
KOUIROU
AG. GEOR.
ARGILIS
LAVRIO
LADONAS
MEGALOPOLIS
RODOS
CRETE
LEGEND
UPGRADING TO 400 KV FLORINA-BITOLA
400 KV TRANSMISSION LINES AND CABLES
UNDER CONSTRUCTION
400KV SUBSTATION
UNDER CONSTRUCTION
THERMAL POWER STATION
HYD. POWER STATION

As at 30th June, 2001, the interconnected transmission system comprised a total of 10,148 kilometres of transmission lines, as presented in the following table. Our Transmission business unit does not operate the 620 kilometres of our transmission lines on the autonomous islands and the 121 kilometres of 150 kV underground lines in Athens, which are operated by the Distribution business unit.

	Transmission Lines (Interconnected Transmission System)			
	400 kV	150 kV	66 kV	Total
		(km)		
Overhead	2,319	7,659	39	10,017
Submarine	—	88	15	103
Underground	—	28	—	28
Total	2,319	7,775	54	10,148

The average age of our transmission lines is 18 years for the 400 kV lines and 27 years for the 150 kV lines.

Corfu and the other Ionian islands, as well as certain of the Aegean islands, are linked to the interconnected transmission system. However, most of the remaining islands, including Crete and Rhodes, are not linked to the interconnected transmission system because their distance from mainland Greece renders it uneconomical to establish a submarine cable link to the interconnected transmission system. These islands are served instead by autonomous power stations and transmission and distribution facilities located on the islands. We own and operate the transmission and distribution systems on all the autonomous islands. These systems are the responsibility of the Distribution business unit. You should read "Our Business—Distribution" for a more detailed discussion of transmission and distribution on the autonomous islands.

We have recently built new overhead lines, new sub-stations and a 150 kV submarine cable providing a second supply line to the Ionian islands. This submarine cable completes a loop in the transmission lines supplying these islands, which will increase the reliability of the connection by allowing electricity to flow from the mainland to the Ionian islands at either end of the loop, bypassing intermediate faults that may disrupt transmission.

Under Greek law, we benefit from rights of way for all of our transmission lines and pylons. We generally expropriate the land needed for the construction of pylons pursuant to authorisations by the Hellenic Republic and at a price determined by the Greek courts.

As at 30th June, 2001, our transmission system also incorporated 473 power transformers and auto-transformers with a total capacity of 35,363 MVA.

The following table gives details of our high voltage transformers in the interconnected transmission system as at 30th June, 2001:

	HV Transformers (Interconnected Transmission System)		
	kV	MVA	Number of units
Step-up	400	4,983	16
	150	6,862	63
	20	7	2
Step-down	150	13,036	316
Step-down and Ancillaries	150	1,385	38
Autotransformers	400/150	9,010	34
	66/20	25	1
	66/15	50	2
	20/15	5	1
Total		35,363	473

The average age of our high voltage transformers is 20 years for the step-up transformers and 17 years for the step-down transformers.

Operation of the system

The HTSO operates the interconnected transmission system and the interconnections with other networks in accordance with the Grid Code. Pursuant to the Liberalisation Law, we currently hold a 49% share in the HTSO, although this share will be reduced as other generators enter the market.

The HTSO can direct us to undertake improvements, additions and maintenance to the interconnected transmission system, but must remunerate us for our costs in doing so at a reasonable profit, under the terms of the Transmission Control Agreement. The amount of remuneration is calculated by reference to a formula which reflects our actual cost of maintaining and updating the transmission system, depreciation, and return on invested capital. If we decline to undertake a project, the HTSO can direct a third party to construct the required transmission infrastructure in order to improve or add to the interconnected transmission system, including the international interconnectors. However, we would own any such additions or improvements to the interconnected transmission system, whether built by us or by a third party, following a concession period to allow the third party to recoup its investment. You should read "Regulation of the Greek Electricity Sector" for a more detailed discussion of the HTSO powers.

The HTSO provides access to the interconnected transmission system for authorised generating companies and allows for the interconnection of the interconnected transmission system with the mainland distribution system, which is the responsibility of the Distribution business unit. In the scheduling and despatch of generation, the HTSO is obliged to give priority load allocation to electricity generated from renewable resources or co-generation facilities.

The HTSO will charge a tariff to authorised generating companies and suppliers, including us, for providing access to the interconnected transmission system. By law, this tariff is set by the HTSO and is calculated by reference to the cost of the assets we must use to connect the generating units to the transmission system. The HTSO also charges a tariff to authorised generating companies, including us, for the use of the interconnected transmission system. This tariff will be set annually by the HTSO and is expected to be based on the total anticipated annual cost of maintenance, development and operation of the system for that year. You should read "Regulation of the Greek Electricity Sector" for a more detailed discussion of the tariff structure.

As at 31st December, 2000, the peak carrying capacity of the interconnected transmission system was 12,374 MVA and the peak historical demand, experienced on 6th July, 2000, was 8,531 MW, representing approximately 84% of the peak carrying capacity.

The following table shows annual power loss from the interconnected transmission system for the periods indicated, as a percentage of power generated in the interconnected system (including exports and imports) for the five years ended 31st December, 2000 and the six months ended 30th June, 2000 and 2001:

	Year ended 31st December,					Six months ended 30th June,	
	1996	**1997**	**1998**	**1999**	**2000**	**2000**	**2001**
				(Percent)			
Power loss	4.3	4.1	3.6	3.5	3.1	3.2	3.1

Interconnections

The interconnected transmission system is connected with the transmission systems of Bulgaria, Albania and FYROM. Historically, imports have been used to support the reliability of the Greek electricity grid in case of emergency or to replace our hydroelectric generation during dry periods. The interconnections with Albania and FYROM each comprise a single 400 kV and a single 150 kV line, although we expect the 150 kV line between Greece and FYROM to be upgraded to a 400 kV line in the medium term. However, the interconnection capacity with Albania is restricted to between 250 MVA to 300 MVA due to capacity limitations of the autotransformer in Albania. These interconnectors each have a nominal carrying capacity of approximately 1,500 MVA. The interconnection with Bulgaria comprises a single 400 kV line, with a carrying capacity of 1,400 MVA. While Greece is a member of

the Union for Coordination of Transmission of Electricity, the Greek network does not function in parallel with this intra-European transmission network because of damage to the transmission installations in Croatia and Bosnia-Herzegovina sustained during the conflicts in the early 1990s.

By Ministerial decision dated 22nd October, 2001, 370 MW of the 600 MW of interconnection capacity available to importers through the interconnection with Albania, Bulgaria and FYROM is allocated to us and the balance will be auctioned on an annual and daily basis. Of the 370 MW of capacity allocated to us, 220 MW will be made available on a long-term basis (for one-year periods) and 150 MW will be made available on a daily basis. We will pay a tariff for the long-term allocation; this tariff will be the same as the price set by the auction for annual allocations to third parties. No tariff is charged for daily capacity, whether allocated to us or subject to the auction. This Ministerial decision will be in effect until the end of 2004.

A 400 kV direct current transmission line with 500 MW capacity between Greece and Italy is being prepared for full commercial operation, and will create the first direct connection between the two countries. The line is 270 kilometers long, including 163 kilometers of submarine cable. We are undertaking this project jointly with ENEL S.p.A.. Operation of this connection commenced in November 2001. The aggregate capital expenditure for the project is expected to be approximately GRD 112,447 million (€ 330 million), of which our contribution is expected to be approximately GRD 26,237 million (€ 77 million). We expect to meet our payment obligation with grants from the EU totalling GRD 10,222 million (€ 30 million), with the remainder to be financed by our self-generated funds and borrowings, including loans from the European Investment Bank. We are currently in negotiations with TERNA S.p.A. ("TERNA") (a member of the ENEL group and owner of the transmission system in Italy), aimed at finalising the operating, maintenance and commercial issues of this interconnection. We plan to enter into an agreement with TERNA, pursuant to which we intend to establish a joint venture company to handle the commercial operation of the interconnection with Italy. Implementation of this joint venture will be subject to prior clearance of the Commission of the European Union.

With the agreement of the HTSO, we also plan to build a 400 kV interconnection line with Turkey and are currently undertaking a feasibility and construction study for this line.

Interruptions

Except as described below, we have not experienced blackouts, short-term losses or other major failures in our interconnected transmission system over the past decade. We have experienced brownouts in the Athens area in July 1998, due to operation of a line at over-capacity, and in September 1999, due to earthquake damage. Since 1999, a third 400 kV transmission line running from the north to the south was completed in the Athens area to increase the capacity and reliability of the connection in that area. In 2001, we experienced failures due to transformer malfunction in January and June, which caused brownouts in the Thessaloniki area. There are currently no particular areas where faults or interruptions occur; however, the distribution and transmission cables on the islands and in some regions close to the sea are sometimes subject to inefficiencies due to saline pollution of the insulators. Since 3rd May, 2001, the HTSO has been responsible for restoring transmission faults in the interconnected transmission system which result in any interruptions.

The following table shows the average time in minutes that we needed to restore transmission faults on the interconnected transmission system for the five years ended 31st December, 2000:

	Year ended 31st December,				
	1996	**1997**	**1998**	**1999**	**2000**
			(minutes)		
Average time to restore transmission faults	165	193	156	130	133

Capital investment programme

The HTSO assumed responsibility for maintenance and investment in the interconnected transmission system on 3rd May, 2001, when it took over the operation of the system, and has the responsibility for ensuring the completion of all capital investment projects relating to the system that we started prior to that date.

Employees

As at 30th June, 2001, the Transmission business unit employed 1,986 full-time employees, of which approximately 500 were employed in the engineering and construction of the system and approximately 1,300 were employed in the physical operation and maintenance of the system. These numbers do not include the employees from this business unit that have already been transferred to the HTSO, primarily from the areas of despatch and control of the transmission network. Out of the 158 employees transferred to the HTSO, a total of 128 employees have been transferred from the Transmission business unit to the HTSO. The HTSO assumes the cost of the transferred employees.

Distribution

The Distribution business unit distributes electricity throughout Greece (including both the interconnected system and the autonomous islands) and supplies electricity to all of our customers. The term "distribution" refers to the transportation of electricity from the transmission network to the customer purchasing the electricity for his own use. Under Greek law, we will hold an exclusive licence from the Ministry of Development, which we expect to receive shortly, to own and to operate the distribution network. Under the Network Code, we must provide access to the distribution network to third parties. You should read "Regulation of the Greek Electricity Sector" for more detail on the Network Code.

Our customers include all Non-Eligible Customers and the Eligible Customers that choose to purchase from us as their supplier. In addition, the Distribution business unit is responsible for the generation of electricity on the autonomous islands (excluding Crete and Rhodes, where electricity is generated by the Generation business unit), and operation of the transmission system on the autonomous islands (including Crete and Rhodes) and 150 kv underground lines in Athens.

Distribution network

The following table sets out our distribution network throughout Greece, as at 30th June, 2001:

	Distribution Lines (Interconnected System and Autonomous Islands)		
	22, 20, 15, 6.6 kV	230-400 Volt	Total
		(km)	
Overhead	84,700	93,400	178,100
Submarine	1,024	1	1,025
Underground	6,900	9,200	16,100
Total	92,624	102,601	195,225

The Distribution business unit also operates the 620 kilometres of transmission lines on the autonomous islands and 121 kilometres of 150 kv underground lines in Athens:

	Transmission Lines (Autonomous Islands and Athens)		
	150 kV	66 kV	Total
		(km)	
Overhead	500	120	620
Submarine	—	—	—
Underground	121	—	121
Total	621	120	741

As at 30th June, 2001 our distribution network also incorporated 127,110 medium voltage transformers with a total capacity of 20,800 MVA. The following table gives details of our medium voltage transformers throughout Greece as at 30th June, 2001:

	MV Transformers (Interconnected System and Autonomous Islands)		
	kV	MVA	Number of Units
Step-down	22, 20, 15, 6.6/0.4	19,800	127,000
Step-down and ancillaries	22, 20, 15, 6.6/0.4	—	—
Autotransformers	20/15	1,000	110
Total		20,800	127,110

As at 30th June, 2001 our transmission network on the autonomous islands and Athens incorporated 103 high voltage transformers with a total capacity of 4,960 MVA. The following table gives details of our high voltage transformers in the autonomous islands and Athens as at 30th June, 2001:

	HV Transformers (Autonomous Islands and Athens)		
	kV	MVA	Number of Units
Step-up	22, 20, 15, 6.6/150,66	1,200	33
Step-down	150,66/22,20,15, 6.6	3,600	65
Step-down and ancillaries	150,66/22,20,15,6.6	10	1
Autotransformers	150,66/22,20,15,6.6	150	4
Total		4,960	103

Under Greek law, we have been granted rights of way for all of our distribution cables and poles.

We have experienced an average power loss from our distribution system of 5% per annum of power distributed during the period 1996 to 2000. Our losses on the distribution network are in line with the losses of other European electricity companies.

Virtually the entire Greek population is covered by the distribution network. We are obliged under Greek law, as owner and operator of the distribution network, to upgrade and to extend the distribution network by installing additional lines and transformers to meet actual and projected demand.

Interconnected system

Under the Liberalisation Law, as the sole distributor of electricity in Greece, in addition to distributing electricity to customers, we are required to provide access to the distribution network for all generators and suppliers who have been authorised to generate and supply electricity to Eligible Customers.

We have the right to charge a connection fee, which is set by the Ministry of Development in consultation with the RAE, to all electricity suppliers and customers for providing access to our distribution network. Currently, we are the sole electricity supplier in Greece. You should read "Regulation of the Greek Electricity Sector" for a more detailed discussion of access to our distribution network and "Operating and Financial Review and Prospects" for more details on our fees.

Pursuant to the Liberalisation Law, we plan to transfer to the HTSO our 68 power purchase contracts for the interconnected transmission system, under which we purchased power from co-generators or electricity generators using renewable resources, or the excess electricity produced by industrial producers generating for their own consumption prior to the existence of the HTSO. These power purchase contracts correspond to 290 MW of installed capacity. Since the HTSO does not operate the transmission lines on the autonomous islands, power purchase contracts for performance on the autonomous islands will remain with the Distribution business unit.

The following table sets out the amount of electricity that we sold by class of customer in the interconnected system and our total operating revenue from sale of electricity to those customers for the three years ended 31st December, 2000 and the six months ended 30th June, 2000 and 2001:

	Year ended 31st December,						Six months ended 30th June,			
	1998		1999		2000		2000		2001	
	GWh	(GRD billion)	GWh	(GRD billion)	GWh	(GRD billion)	GWh	(GRD billion)	GWh	(GRD billion)
Industrial										
High Voltage	6,146	60	6,014	60	6,585	80	3,265	38	3,298	39
Medium and Low Voltage	6,310	125	6,436	130	6,626	134	3,201	64	3,311	69
Commercial	7,427	213	8,125	238	8,726	264	4,114	124	4,356	136
Residential	11,791	289	12,191	308	12,907	312	7,091	169	7,041	175
Agricultural	2,293	26	2,184	25	2,676	30	582	7	551	6
Others	1,634	40	1,740	43	1,859	48	935	24	971	25
Total	35,601	753	36,690	804	39,379	868	19,188	426	19,528	450

(1) Operating revenues are presented on the basis of IAS, excluding unbilled revenue for medium and low voltage customers.

Within customer groups, we supply electricity to our customers, whether private or public, on generally similar contractual terms and tariffs. However, two large customers, Aluminium and the state-owned Larco enjoy special contractual conditions and discounts on tariffs.

Autonomous Islands

The Distribution business unit is responsible for the generation of electricity on the autonomous islands (excluding Crete and Rhodes), and for the transmission and distribution of electricity on all of the autonomous islands. In addition, under the Liberalisation Law, we are obliged to:

- Purchase all the electricity generated from renewable resources and any surplus electricity produced by industrial entities producing electricity for their own consumption (if produced by renewable resources or by means of co-generation), subject to technical constraints; and
- Distribute electricity to all customers on the autonomous islands, regardless of whether such electricity is generated by us or by third parties on the islands.

The following table sets out the amount of electricity that we sold by class of customer in the autonomous islands and our total operating revenue from sale of electricity to those customers for the three years ended 31st December, 2000 and the six months ended 30th June, 2000 and 2001:

	Year ended 31st December,						Six months ended 30th June,			
	1998		1999		2000		2000		2001	
	GWh	(GRD billion)	GWh	(GRD billion)	GWh	(GRD billion)	GWh	(GRD billion)	GWh	(GRD billion)
Industrial										
High voltage	—	—	—	—	—	—	—	—	—	—
Medium and low voltage	236	6	240	6	255	6	126	3	139	3
Commercial	1,230	36	1,347	40	1,420	43	539	17	566	18
Residential	1,161	30	1,245	33	1,300	33	708	18	706	18
Agricultural	198	2	250	3	234	4	76	1	75	1
Others	296	7	327	8	354	9	172	4	178	5
Total	3,121	81	3,409	90	3,563	95	1,621	43	1,664	45

(1) Operating revenues are presented on the basis of IAS, excluding unbilled revenue for medium and low voltage customers.

For the first six months of 2001, the average tariff per 100 KWh ranged from GRD 1,056.3 (€ 3.1) for agricultural customers to GRD 3,339.3 (€ 9.8) for commercial low voltage customers.

Customer Services

The Distribution business unit is responsible for metering and billing all Non-Eligible Customers as well as the Eligible Customers to whom we supply electricity. Metering the consumption of small- and medium-sized customers takes place every four months. However, bills are issued to these customers

every two months and are based on the actual meter reading or an estimation of consumption based on previous usage. For large consumption customers, meters are read and bills are issued on a monthly basis. Bills are paid at our customer centres, the branches of the Greek Post Office and Lottery Tickets selling points and by direct debit at most Greek banks.

We are required by law to collect public television and radio taxes and municipal taxes from all of our customers. These taxes are included as separate items on the bills that we send to our customers and generally represent about 26% of the bills, or approximately GRD 57 billion (€ 167.2 million) in the aggregate every two months. We deduct a 2% and 0.5% commission for the municipal taxes and public television and radio taxes, respectively, and make payment to the relevant municipality and government bodies by the 25th day of the second month following our issue of the bill to our customer.

The Distribution business unit is also responsible for the operation of 277 points of service throughout Greece. We introduced a pilot system of telephone customer service in July 2001, implemented initially at 10 points of service. These points of service offer an expanded range of services, including handling by telephone a customer's request to open and close accounts and to establish connections. We also plan to launch by the end of 2001 a unified, nationwide call centre with a single call-in number, initially to provide general customer information as well as information about their connections and their accounts. In addition, we have introduced a separate service unit for Eligible Customers, which we expect to be in full operation by June 2002.

An electricity service charter was approved at our initiative by the Ministry of Development in 1997. This charter seeks to provide more information to electricity customers concerning the terms of the services provided and to improve customer protection and satisfaction by committing, *inter alia*, to respond to customers' requests within certain time limits.

Interruptions

We have not experienced any significant unplanned interruptions in our distribution network over the three years ended 31st December, 2000. Our unplanned interruptions have been in line with the European average in terms of both frequency of occurrence and duration of interruption.

Capital investment programme

Investment expenditure on the distribution network during 2000 was approximately GRD 97 billion (€ 286 million). This investment was used for installing additional lines and substations throughout Greece to meet increased demand by existing and new clients. Budgeted investment expenditure on the distribution network for 2001 is approximately GRD 91 billion (€ 267 million) and will also be used for extending the distribution network. In anticipation of the Olympic Games which will take place in Athens in 2004, we plan to invest approximately an additional GRD 50 billion (€ 146.7 million) per year (over and above normal investment) up to and including 2004 which will be subsidized by the Hellenic Republic.

Employees

As at 30th June, 2001, the Distribution business unit employed 12,065 full-time employees, of which approximately 3,600 were responsible for operations and maintenance, approximately 3,150 for supply, approximately 2,200 for planning and construction, approximately 2,100 for support services, approximately 900 for generation (on the autonomous islands except Crete and Rhodes) and approximately 100 employees handling transmission on Crete and Rhodes.

Mining

Our Mining business unit is responsible for extracting lignite from our lignite mines in Greece to provide fuel for our lignite-fired power stations. The Mining business unit is the second largest lignite producer in the European Union and sixth in the world, mining all of the approximately 63.5 million tonnes of lignite used by our lignite-fired power stations during the year ended 31st December, 2000. We currently have the right under concessions granted by the Hellenic Republic to explore and exploit approximately 95% of the exploitable lignite reserves in Greece.

Lignite is a key strategic fuel for us for the following reasons:

- *Secure supply.* Because we own our lignite mines, all of which are within Greece, we are not subject to competition for supply and have guaranteed access to our principal fuel and to extensive know-how and infrastructure.
- *Reduced environmental impact.* Much of our lignite is generally low in sulphur, reducing emissions from many of our lignite-fired power stations.
- *Low extraction cost.* Our lignite is extracted from open-cast mines applying continuous mining methods, using high-capacity equipment (such as bucket-wheel excavators, belt conveyors and spreaders).
- *Stable cost.* Our extraction costs have remained relatively stable over time compared to the purchase costs of other fuel sources, particularly oil and natural gas.

Use of Lignite

We operate five open-cast lignite mines in the Western Macedonia region of Northern Greece and in the Peloponnese region in Southern Greece. Our four mines in the Western Macedonia region—Main Field, South Field, Kardia Field and Amynteon Field—comprise the Lignite Centre of Western Macedonia, and produced approximately 51 million tonnes of lignite during the year ended 31st December, 2000. Our mining complex in the Peloponnese region, the Lignite Centre of Megalopolis, produced approximately 12.5 million tonnes during the same period. In addition, we are preparing to exploit new reserves at a mine in Florina, in Western Macedonia. We have also located additional lignite reserves at Elassona, in Central Greece, and at Drama, in Northern Greece.

In addition to its lignite mining activities, the Mining business unit also operates the Liptol lignite-fired co-generation power station in the Ptolemais area, in Western Macedonia. The Liptol station comprises two units with an installed capacity of 10 MW and 33 MW, respectively, and supports an industrial plant producing home-heating briquettes and dried lignite, as well as supplying power to the transmission grid.

Since transportation of lignite is expensive relative to its extraction cost and calorific value, lignite can be used economically only within relatively short distances of the mines from which it is extracted. All of our lignite-fired power stations are located in close proximity to our mines, allowing lignite to be transported directly from the mine to the power station, mainly by conveyor belts. Lignite from the Lignite Centre of Western Macedonia is used in the four principal generating power stations, which are located within a radius of 12 kilometres from the mines, with a total installed capacity of 4,083 MW as at 30th June, 2001. Lignite from the Lignite Centre of Megalopolis is used in two generating power stations, which are located within a radius of 2 kilometres from the mines, with a total installed capacity of 850 MW as at 30th June, 2001.

The quality of Greek lignite varies highly both within and across mines. The calorific value of Greek lignite ranges from 1,050 to 1,100 kcal/kg in the Lignite Centre of Megalopolis; from 1,800 to 2,300 kcal/kg in the Florina area of Western Macedonia; from 1,300 to 1,400 kcal/kg in the Ptolemais area of Western Macedonia, comprising the Main Field, South Field and Kardia mines; and from 1,050 to 1,300 kcal/kg in the Amynteon mine in Western Macedonia. However, lignite extracted in the Lignite Centre of Western Macedonia, where our principal lignite mines are located, generally has a low sulphur content and, combined with its high levels of calcium oxide (a desulphurising agent), is less environmentally harmful. Each of our lignite-fired power stations is designed to burn the lignite produced in the neighbouring mines, taking into account its specific calorific value and other characteristics. We apply homogenisation methods to blend lignite of differing quality characteristics to ensure consistent operating efficiency at our lignite-fired stations. Historically, we have purchased small amounts of lignite with high calorific value from privately operated mines to be used in homogenisation. We do not currently buy any lignite from private mines as we have sufficient supplies of lignite in terms of both quality and quantity from our own mines. We do not expect to purchase lignite from private suppliers in the future, except to supply our new Florina power station until the neighbouring mines become fully operational, as discussed below.

Currently we do not have formal arrangements relating to the quality and quantity of lignite used between our Mining and Generation business units. We expect such arrangements between our business units to be formalised in the near future to provide sufficient certainty about lignite supply.

Reserves

According to the Greek Institute of Geology and Mineral Exploration, the total proven lignite reserves in Greece amount to approximately 6.7 billion tonnes located widely across Greece, of which approximately 3.3 billion tonnes remain as exploitable reserves for electricity generation.

The following table sets out the probable, proven and exploitable reserves at each of our mines as at 31st December, 2000.

Mine	Probable reserves	Proven reserves	Exploitable reserves
		(million tonnes)	
Lignite Centre of Western Macedonia, of which:			
Main Field	—	543	427
South Field	100	645	645
Kardia Field	—	481	470
Amynteon Field	—	404	322
Florina(1)	24	139.5	139.5
Lignite Centre of Megalopolis	10	302	286
Elassona(1)	15	145.5	145.5
Drama(1)	500	900	900

(1) Not currently being mined.

Our probable reserves in the Lignite Centre of Western Macedonia as at 31st December, 2000 amounted to 124 million tonnes, while our probable reserves in the Lignite Centre of Megalopolis as at 31st December, 2000 amounted to 10 million tonnes. Our proven reserves in the Lignite Centre of Western Macedonia as at 31st December, 2000 amounted to 2,212.5 million tonnes, and our proven reserves in the Lignite Centre of Megalopolis as at 31st December, 2000 amounted to 302 million tonnes.

"Probable reserves" refers to lignite deposits that are estimated using a grid of drill-holes that are more than 300 metres apart, and "proven reserves" refers to that part of a lignite deposit that has been established using dense drill-hole data (up to 300 metres between drill holes). "Exploitable reserves" means that part of proven lignite reserves which can support one or more lignite-fired units, taking into account its calorific value, quantity, stripping ratio, the cost of alternative fuels and current extraction technology. Because lignite cannot be transported long distances economically, we consider a new lignite deposit to be exploitable only if it is located relatively close to an existing lignite-fired power station or is large enough to justify constructing a new power station nearby.

We calculate our exploitable reserves using evaluation methods generally used in the international lignite mining industry, including internationally accepted standards of mapping, drilling, sampling, assaying and interpretation. The results of our calculations in respect of the Lignite Centre of Western Macedonia and Lignite Centre of Megalopolis have been tested by Rheinbraun Engineering GmBH, a German mining company, between 1993 and 1996, as part of the Technical Mine Master Plan project, which we prepared jointly with Rheinbraun Engineering GmBH. As part of our annual report to the Ministry of Development, we update our estimates of exploitable lignite reserves annually at each of our mines. Despite reported figures, reserves may not conform to geological or other expectations, and the volume and quality of the lignite may be below expected levels.

Based on the total amount of the exploitable lignite reserves, the current rate of power consumption and the present rate of lignite-fired generation, we estimate that our remaining reserves will last for at least 45 years in the Lignite Centre of Western Macedonia and 25 years in the Lignite Centre of Megalopolis.

The following map shows the location of our exploitable lignite reserves as at 31st December, 2000:


Drama 27%
Reserves: 900m tonnes
Western Macedonia 60%
Reserves: 2,004m tonnes
Elassona 4%
Reserves: 146m tonnes
Megalopolis 9%
Reserves: 286m tonnes

The following table sets out the exploitable lignite reserves, stripping ratio, average ash content and calorific value of the lignite mined in our mines as at or for the period indicated:

Mine	Exploitable reserves as at 31st December, 2000	Stripping ratio[1] for the year ended 31st December, 2000	Average ash content, water-free	Calorific value
	(million tonnes)	(m^3/tonne)	(percentage)	(kcal/kg)
Lignite Centre of Western Macedonia, of which[2]:				
Main Field	427	5.3	33.8	1,323
South Field	645	5.2	32.0	1,300
Kardia Field	470	3.6	25.9	1,462
Amynteon Field	322	7.3	35.9	1,300
Lignite Centre of Megalopolis	286	1.7	38.2	1,050

(1) The stripping ratio is defined as the cubic metres of waste material that must be extracted in order to produce one tonne of lignite. We expect stripping ratios to remain stable in the near term.
(2) Excludes Florina, which is expected to be operational by mid-2002.

The sulphur content of the lignite we mine in the Lignite Centre of Western Macedonia ranges from 0.3% to 0.6% and in the Lignite Centre of Megalopolis, from 0.8% to 1.5%.

Excavation

Lignite deposits in Greece have an average total depth of 150 to 200 metres and typically form in layers of lignite that alternate with layers of soil. The lignite layers have an average thickness of two metres and a number of beds ranging from 20 to 30 in the Lignite Centre of Western Macedonia, while in the Lignite Centre of Megalopolis, the lignite layers vary in thickness from a few centimetres to five metres, which alternate with layers of soil. The upper-most layer of soil covering the lignite seam is known as overburden, while the soil found between the lignite layers is known as intermediate layers.

We extract lignite by continuous operation of bucket-wheel excavators, belt conveyors and spreaders. Lignite, overburden and intermediate layers are extracted by bucket-wheel excavators, by a system of benches known as terrace mining. Belt conveyors transport the extracted lignite to stockyards at the nearby lignite-fired power stations and to storage areas within the mine areas, as well as waste material to the dumping sites. Spreaders are used to dump the waste materials, comprising overburden and intermediate layers, in the dumping grounds. In order to access lignite in areas where there are hard overburden formations, we also use cast blasting. Heavy trucks are then used to remove the cleared overburden formations (typically less than 10% of total excavated material). For certain parts of our lignite deposits, whose shapes do not permit easy removal using bucket-wheel excavators, as well as some hard formations, we rely on contractors using specialised mining equipment to aid in the efficient extraction of the lignite.

Most of our electrically-driven high-capacity mining equipment has been acquired over the course of the past 30 years and is expected to be in operation for a further 30 years or more due to our extensive programme of maintenance and upgrading. Our diesel engine equipment, such as bulldozers and tractors, is replaced periodically.

The following table sets out annual lignite production volumes of each of our five mines during the five years ended 31st December, 2000 and the six months ended 30th June, 2000 and 2001[(1)]:

	Year ended 31st December,					Six months ended 30th June,	
	1996	1997	1998	1999	2000	2000	2001
	(million tonnes)						
Lignite Center of Western Macedonia, of which:							
Main Field	6.64	6.15	6.20	5.35	6.18	3.58	2.44
South Field	14.90	16.51	18.33	18.59	20.97	9.95	10.33
Kardia Field	14.94	15.42	14.92	15.43	14.86	7.61	8.72
Amynteon Field	7.84	6.79	7.20	8.28	8.82	4.47	4.03
Lignite Centre of Megalopolis	12.61	11.52	12.06	13.30	12.48	6.52	6.71

(1) Individual numbers may not sum to total due to rounding.

Lignite production per employee (excluding employees on short-term contracts) for the year ended 31st December, 2000 was approximately 10,000 tonnes. The following table shows the production per employee, calculated as tonnes of lignite mined per employee in the Mining business unit, excluding employees of our co-generation station and briquette factory, during the five years ended 31st December, 2000 and the six months ended 30th June, 2000 and 2001:

	Year ended 31st December,					Six months ended 30th June,	
	1996	1997	1998	1999	2000	2000	2001
Tonnes of lignite mined per employee	8,648	8,238	8,751	9,310	10,062	5,016	5,230

Development of mines

We are developing new lignite mines at Florina in the Lignite Centre of Western Macedonia, where we have the right to exploit approximately 50% of the exploitable lignite reserves. We expect that excavation of one of these mines will commence by the end of 2001. Once the mines are fully operational, they are expected to supply the lignite for a new lignite-fired 330 MW power station currently under construction at Florina. This power station is expected to begin generation in 2002. Before our mines at Florina are fully operational, we expect to buy a substantial quantity of the lignite required for the Florina power station from two private mining companies in the area. We are also extending one of our existing mines in the Ptolemais area of the Lignite Centre of Western Macedonia, where we have recently commenced excavation. Preliminary planning studies for new mines in Elassona and Drama have been completed, and we are awaiting the decision of our board of directors before commencing feasibility studies for the construction of new lignite-fired power stations. Due to environmental concerns expressed by residents and local authorities in the past, there was resistance to developing mining activities at Drama. We believe these concerns have been resolved.

We have spent approximately GRD 1.3 billion (€ 3.81 million) each year over the past five years on exploration and verification of reserves in our existing operating mines and in Florina, Drama and Elassona. We carry out the exploratory work to locate and assess the viability of new lignite reserves, in some cases jointly with the Greek Institute of Geology and Mineral Exploration. If we discover additional lignite reserves, the Ministry of Development may grant us the right to mine these reserves. Our concession to explore for lignite expires on 25th July, 2005 in respect of Drama and on 4th August, 2005 in respect of Elassona.

We own the land on which the mines are located. We acquired this land mainly through expropriation from private owners and, to a lesser extent, through concessions from the Hellenic Republic. The Hellenic Republic owns all lignite deposits, and has granted mining rights to us that allow us to extract the lignite. Mining rights to our reserves at Ptolemais, part of the Lignite Centre of Western Macedonia, as well as our reserves at the Lignite Centre of Megalopolis, have been granted to 5th March, 2026. Pursuant to Greek law, we have the right to renew these mining rights for an additional 25 years, and on our application to the Ministry of Development, this right to renew can be extended for a further 25 years, for a maximum extension of 50 years. Mining rights to our reserves at Amynteon and Florina,

also part of the Lignite Centre of Western Macedonia, expire on 23rd August, 2018 and 21st August, 2024, respectively, with a right of renewal for a further 20 years.

We do not currently pay any royalty, concession fee or other fee for the lignite we extract. However, under Greek law, we are subject to a special levy for lignite-generated electricity equal to 0.4% of our annual turnover. We pay this levy to a special fund, from which payments are allocated to the prefectures in which our lignite-fired power stations are located. The amounts for each prefecture are allocated according to production from the lignite-fired stations of each prefecture. By law, the prefectures must use funds raised by this special levy to pay for social and economic development programmes. The mines not operated by us do not pay a special levy for lignite-generated electricity to the municipalities but instead pay a levy to the Hellenic Republic amounting to 6% of their cost of extracting lignite.

Once a mine's exploitable reserves are exhausted, we are required to restore the land. Until recently, prior to the adoption of a new law, restored land reverted to the Hellenic Republic. As of 30th June, 2001, only a small portion of this restored land had reverted to the Hellenic Republic. According to the new law, restored mining areas now remain our property. We restore exhausted mines by levelling the land, planting vegetation and landscaping. In the year ended 31st December, 2000, we spent approximately GRD 1.2 billion (€ 3.52 million) on land restoration.

Licences

We hold all exploration and extraction concessions and other secondary licences (such as transportation and storage of explosives) required to carry out our mining operations. However, we do not currently have all of the necessary environmental permits for our mining activities. We have submitted all required environmental impact assessment studies to the Ministry of the Environment and are awaiting approval of the environmental permits for those of our mines which have not yet been granted by the Ministry of Environment. You should read "Our Business—Environmental Matters" for a more detailed discussion of the regulatory regime applicable to our mining operations.

Employees

As at 30th June, 2001, the Mining business unit employed 6,321 full-time employees, and approximately 370 employees on short-term contracts to support our mining activities.

Employees

We had a total of 31,005 full-time employees at 30th June, 2001. The following table shows a breakdown of employees by category as at the dates indicated:

	As at 31st December,					As at 30th June,	
	1996	1997	1998	1999	2000	2000	2001
Category:							
Administration	7,134	4,162	4,092	3,964	3,823	3,903	3,865(1)
Generation	6,719	7,377	7,290	7,217	6,934	7,062	6,768(2)
Transmission	2,209	2,370	2,321	2,236	2,148	2,197	1,986(3)
Distribution	11,654	13,069	12,922	12,756	12,283	12,527	12,065(4)
Mining	6,760	7,021	6,880	6,715	6,457	6,570	6,321
Total	34,476	33,999	33,505	32,888	31,645	32,259	31,005

(1) Includes 924 employees transferred to the PIO and 27 employees transferred to the HTSO in the first six months of 2001.
(2) Includes two employees transferred to the HTSO in the first six months of 2001.
(3) Includes 128 employees transferred to the HTSO in the first six months of 2001.
(4) Includes one employee transferred to the HTSO in the first six months of 2001.

We are currently pursuing a policy of workforce rationalisation, through a combination of natural attrition and constrained hiring, pursuant to which only one out of every ten retirees will be replaced by a new hire. Such workforce rationalisation is expected to result in a reduction of approximately 20% from the number of employees we had at 31st December, 2000, in all employment levels by 2005.

Approximately 92% of our employees, including management, belong to unions. Over 80% of all employees belong to GENOP, the largest union in Greece, with the balance belonging to two smaller

unions, the New Federation of Personnel and the Federation of PPC Personnel. Management are non-participating members of unions.

We believe that our relations with our employees and our unions are good, despite certain claims of employees and pensioners against us. You should read "Our Business—Legal proceedings" for a more detailed discussion of these claims. As a result, we have not experienced any significant industrial disputes, strikes or other work stoppages since August 1992 but experience some occasional strikes. Our management expects this situation to continue in the future, since it co-operates with the unions to ensure stable labour relations.

Wages are set pursuant to the guidelines of our personnel charter and collective labour agreements. Each year, our management and representatives of GENOP negotiate a collective labour agreement that sets wage increases and other labour practices. GENOP is the most representative union of our employees and accordingly, the one with whom we are required by law to negotiate. Our collective labour agreements are usually for a one-year period except for the two most recent agreements for 1999 and 2001, which were for two-year periods. Negotiations for new agreements commence prior to the expiration of the preceding collective labour agreement and the new agreement enters into force immediately upon its signing. The collective labour agreements for 1997, 1998, 1999 and 2001 resulted and will result in annual wage increases of approximately 9%, 7%, 5%, 6%, 6% and 6% for each of the years 1997-2002.

Our employees' compensation (other than certain of the General Managers) does not include any performance-based profit-sharing or bonus schemes. Currently, there are no plans to introduce an employee share option scheme. Under our personnel charter and the collective labour agreements, compensation is based almost exclusively on the length of service and the employees' qualifications. New employees join at a relatively low salary level, which increases depending on length of service rather than on performance. Our Chief Executive Officer, Chief Financial Officer and the General Manager of the Transmission business unit may receive a bonus of 20% of their annual salaries if they meet agreed targets. We are considering implementing a similar incentive scheme in respect of our other managers.

In addition, our employees receive certain benefits in kind. We fund four day care centres and two camping facilities operated by the PIO. Our employees receive up to 13,500 KWh of electricity per household per year at a reduced price; the average price reduction is 50%.

Personnel matters are subject to our personnel charter, the collective labour agreements, general labour legislation, and specific laws and regulations for public companies pertaining to the hiring and dismissal of employees. Hiring in the public sector, and also in our company, is based on a publicly announced exam or selection process. The criteria for this selection process are stipulated in the law and vary depending on the category of position to be filled. Candidates are selected mainly on the basis of their academic qualifications, age and family situation. Large layoffs of more than 30 personnel are prohibited under Greek labour law. Our employees can be dismissed, *inter alia*, for embezzlement of funds or for poor performance; however, this happens rarely.

Pension benefits

Our employees receive pension, healthcare and welfare benefits as required by Greek law and collective bargaining agreements with our unions.

Prior to the pension reform in Greece in 1992, we had no obligation to make employer contributions according to a defined contribution formula. We were, however, responsible for all payments and liabilities in respect of pensions or healthcare. Under Greek law, until 1st January, 2000, we paid pensions and related employee benefits out of our overall income rather than out of a separate fund as the liability arose. No separate fund nor any financial reserves were maintained to cover current or accrued pension liabilities.

Since 1st January, 2000, our employees and pensioners are covered by the PIO, a specific pension fund established for us under the Liberalisation Law. The PIO is a public entity supervised by the Hellenic Republic. This new entity has taken over our responsibility for meeting liabilities in respect of pensions, healthcare for our employees and pensioners, and other social security expenses. We are no longer obliged to make any payments in respect of pensions or healthcare as we had been prior to

1st January, 2000 and we have, in effect, no pension liability except as described below. All employer, employee and pensioner contributions are paid to the PIO. As the PIO began operating in August 2001, we have been reimbursed by the Hellenic Republic for all pension liabilities that we had to meet between the establishment of the PIO and the date on which it commenced its operations. As an employer, we are required to contribute an amount that varies depending on when an employee has entered the labour force, in accordance with the terms of the pension reform law of 1992:

- For employees who entered the labour force prior to 1st January, 1993 (the "old regime"), our contributions, from 1st January, 1993, amount to 31.5% (36.5% for employees working under hazardous conditions) of each employee's salary, up to a monthly salary of GRD 1 million (€ 2,935); and
- For employees who entered the labour force after 1st January, 1993 (the "new regime") our contributions amount to 21.4% of each employee's salary, up to a monthly salary of GRD 620,000 (€ 1,820).

In addition, we are required to contribute to the main social security fund 6.5% of each employee's salary, up to a monthly salary of GRD 650,000 (€ 1,907).

Currently, approximately 1,350 of our employees are covered under the new regime and approximately 29,650 employees are covered under the old regime.

The PIO is mainly financed by:

- Our social security contributions;
- Our employees' and pensioners' contributions; and
- Payments by the Hellenic Republic to cover the difference between the total income of the PIO and its payment obligations for healthcare and pension benefits which are provided for in the annual state budget and in accordance with article 34 of the Liberalisation Law. The Hellenic Republic assumed this obligation in consideration for the property arising from employee and employer's contributions, such property being integrated in our company and not in a separate fund.

In addition, according to the Liberalisation Law, the PIO will receive part of the net proceeds of the shares sold by the Hellenic Republic in the combined offering. Specifically, the PIO will receive 20% of the proceeds from the sale of the first 25% of our existing shares and 15% from the sale of any existing shares by the Hellenic Republic thereafter. The proceeds will be invested by the PIO. The PIO will be entitled to 80% of the return on the invested proceeds as revenue. The remaining 20% of the return will constitute capital for the PIO and will be used in a manner to be determined by its board of directors and approved by the Ministers of Finance, Development, Labour and Social Security.

Our employees are eligible for minimum pension benefits at the age of 62 if they have worked with us for at least 25 years. In order to qualify for a full pension, an employee must have worked for an employer who has contributed to a pension benefit plan for at least 32 years. Employees who have worked under hazardous conditions are eligible for minimum pension benefits at the age of 52. They are entitled to a full pension if they have worked for 27 years for an employer who has contributed to a pension benefit plan. These age limits increase by six months every year until maximum ages of 65 and 55, respectively. Pension benefits are determined by reference to the employee's final salary.

Under Greek law, the administrative assets involved in the provision of pensions and healthcare (including our own medical centres and testing laboratories) will be transferred to the PIO. In addition, as at 30th June, 2001, 924 of our employees were transferred to the PIO under the Liberalisation Law. The PIO covers the salary and social security costs of the transferred personnel.

Environmental Matters

Our electricity operations are subject to extensive environmental regulation, including Greek laws implementing European Union legislation and international agreements on the environment. Our environmental management guiding principles are to comply with all relevant legislation, to minimise, to the extent reasonably possible, adverse effects that our activities may have on the environment and to improve continuously the environmental performance of all our activities in general.

Environmental regulations affecting our business relate primarily to air emissions, water pollution and waste disposal. We are also subject to other regulations and standards, such as those relating to noise and electromagnetic fields.

Generation—Thermal and Hydroelectric Power Stations

Principal EU legislation and international treaties regarding SO_2 and NO_x

The principal EU Directive on air emissions affecting the electricity industry is the directive on the limitation of emissions of certain pollutants into the air from large combustion plants ("LCPD"). The LCPD applies to combustion plants with a thermal input of 50 MW or more. It requires each EU member state to establish and implement a programme of progressive reduction of total SO_2 emissions and total NO_x emissions from generation stations licensed before 1st July, 1987 and to establish emission concentration limits for SO_2, NO_x and particulate matter from individual generation stations licensed after 1st July, 1987. Some exceptions are provided to the limits in the LCPD relating to the burning of indigenous solid fuel which may benefit Greece. However, we have not relied in the past upon these specific exceptions.

The European Commission reviewed the LCPD and issued a revised directive in October 2001. The revised LCPD imposes stricter conditions for the operation of large combustion plants, whether existing or new, and requires compliance with emission limit values and increased monitoring. The main effect of the revised LCPD for us will be the need to reduce SO_2 and, to a smaller extent, NO_x emissions. In this regard, we have created a programme that we believe will allow us to make the necessary reductions.

The EU Directive on national emission ceilings for certain atmospheric pollutants was issued at the same time as the revised LCPD. It requires member states to reduce emissions of SO_2, NO_x, and volatile organic compounds and ammonia by 2010, using 1990 levels as a base. We do not believe that this directive will have a material effect on our business because the emission ceilings set by this directive for Greece are higher than the current total annual emissions in Greece.

In addition, a 1999 EU Directive imposes limit values for SO_2, NO_x particulate matter and lead in ambient air. This directive establishes limit values and thresholds for the concentrations of those gases and particulates which apply to ambient air generally. Compliance with these limits must be attained in phases, some of which must be met by January 2005 while others must be met by January 2010. Similarly, hourly limit values for NO_x must be met by January, 2010.

The EU Directive on integrated pollution prevention and control ("IPPC") requires all existing and new combustion stations with a net thermal input of over 50 MW to operate using best available techniques ("BAT") in order to minimise their environmental impacts. Existing combustion stations have until 30th October, 2007 to upgrade their operations to BAT standards. Specific BAT for large combustion plants have not yet been defined. However, principal techniques are likely to address atmospheric emissions, water consumption, waste generation, noise and energy consumption.

Greece is also a signatory of various international protocols under the Geneva Convention on long range transboundary air pollution, which require SO_2 and NO_x emission controls. However, only some of these protocols have been ratified and reflected in Greek law.

Principal Greek Legislation regarding SO_2, NO_x and dust

Greece implemented the LCPD by ministerial decisions in 1993 and 1996. As of 30th September, 2001, Greece had not implemented either of the EU Directives regarding ambient air quality or integrated pollution prevention and control.

We are taking the necessary steps to comply with the above regulatory framework. We have introduced a significant programme of environmental measures that covers our entire thermal operations. This programme includes a phased upgrading of dust control measures, such as replacing old electrostatic precipitators at our lignite-fired power stations and reducing SO_2 emissions by recent commissioning of a full flue gas desulphurisation installation ("FGD") at our Megalopolis B lignite-fired power station. We are in the process of installing a FGD plant in our Meliti-Achlada lignite-fired power station in Florina. We have also provided for the retrofitting of unit III of our Megolopolis A lignite-fired power station in our business plan. In several existing large heavy fuel oil units, burners have been

recently replaced to improve combustion and reduce NO_x and particulate emissions. We may also have to reduce the hours of operation of our oil-fired stations and bring forward closure of our two lignite-fired units in Megalopolis A. This programme is intended to satisfy all current Greek and European Union environmental regulatory requirements for SO_2, NO_x and particulate emissions from our large power stations. You should read "Risk Factors—Our electricity business is subject to numerous environmental laws and regulations" for a discussion of how future regulations could affect our capital expenditure for environmental purposes.

In accordance with the provisions of our environmental permits, we are also required to monitor emissions and discharges and to prepare regular environmental reports for evaluation by the competent local and central authorities. We address these requirements by using our computerised quality standards and monitoring networks in the areas where our power stations are located.

In addition, all of our power stations that are currently under construction are designed to comply with both existing legislation and relevant European Union environmental legislation expected in the near future.

CO_2 emissions

Both the European Union and Greece are signatories to the Kyoto Protocol, which was signed under the United Nations Framework Convention on Climate Change. The Kyoto Protocol establishes emission reduction targets for CO_2 and other greenhouse gases. Greece's target in the 2008-2012 period allows for an increase of 25% on its 1990 levels. The Greek government has not yet ratified the Kyoto Protocol or introduced any guidelines to implement the Kyoto Protocol. If the Kyoto Protocol is ratified by the EU, electricity utilities may be required to reduce CO_2 emissions using flexible mechanisms. Although the targets for Greece allow for future development, they assume a reduction in CO_2 emissions rate. We are contributing to the national action plan for the abatement of CO_2 and other greenhouse gas emissions. We have started this process by establishing an emission reduction plan. This plan involves measures to reduce levels of CO_2 mainly by increasing the use of natural gas, hydropower, developing renewable sources, conservation and rational use of energy and implementation of efficient lignite technologies. We are also participating in various European initiatives to reduce CO_2 emissions.

Waste management

There are various waste management laws and regulations in Greece regarding the management and disposal of liquid, solid industrial and hazardous waste. We hold environmental permits under these laws, which include terms governing our waste management practices. For example, hazardous waste from our activities is disposed of by authorised waste management contractors. We have also equipped all of our thermal power stations with waste water treatment plants, and significant investments have been made to install or upgrade these plants at several stations.

Asbestos

Limited studies have been undertaken about asbestos-containing materials which may be present at our properties. We have a hazardous materials management programme, which includes identifying asbestos-containing materials in poor condition and disposing of them appropriately. We are implementing this programme. We are aware of asbestos-containing materials in poor condition located at the closed power station in Faliro, Athens and we have implemented a programme for managing this particular case.

A comprehensive asbestos inventory at all premises will be required under the forthcoming requirements of a relevant EU Directive. Compliance with this requirement will require detailed asbestos surveys across PPC's sites and may identify additional asbestos-containing materials. If asbestos-containing materials were discovered in poor condition at any of our properties after comprehensive surveys were undertaken, we could incur material expenditure to remedy the situation.

Contaminated land

Although contaminated land assessments have not been carried out at all of our sites, at present there appears to be no requirement for large-scale remedial projects at our sites in the short term. It is unlikely that this will be required at the mining areas or at the lignite-fired power stations for the foreseeable future. If any sites were found to be contaminated, we could incur significant cost for

remedying such contamination and site values could be affected. We are in the process of remediating some localised contamination at four of our small power stations on the autonomous islands. Remediation may be warranted at some of our oil-fired stations, depots and underground cables in the future.

Water

The EU Directive establishing a framework for community action in the field of water policy came into force on 12th December, 2000. Its coverage includes the protection of inland surface waters, transitional waters, coastal waters and groundwater. Greece must implement this directive by 2003. Pursuant to the terms of this directive, water will be subject to regulation to avoid long term deterioration of water quality and quantity. For example, it is likely that water will be regulated to avoid shortages downstream, major surface water abstractions, or over-abstraction of groundwater. Depending on how these measures are implemented in Greece, for example by charging for water use, we may need to re-evaluate our use of water.

Environmental Authorisations

All our major operations require an environmental permit, which is issued by Ministerial Decision following an extensive environmental impact assessment and this authorises the construction and operation of new power stations and the operation of existing power stations. Depending on the nature of the operation a water use permit may also be required.

All but one of our thermal power stations located on the mainland have the environmental permits that enable them to operate. We expect to receive the environmental permit for our lignite-fired station located in Megalopolis by early 2002. We have applied for environmental permits for our thermal power stations located on the autonomous islands. We have received most of these and we expect to have the rest of them by the end of 2002.

The majority of our hydroelectric power stations were built before 1990. For these power stations, we do not hold environmental permits as we were not required under law at the time to do so. Since 1994, we have been required to obtain environmental permits for our hydroelectric power stations and we are in the process of obtaining these. We expect to receive these environmental permits by February, 2004. Until that time, during the operation of these hydroelectric power stations we apply the same terms contained in the environmental permits of projects which are located in the same water catchment area.

We were given the right under law to use water for our hydroelectric power stations and therefore we do not require water use permits for our hydroelectric power stations that were existing or under construction in 1989. Any future stations will require such permits.

Some of our permits for our hydroelectric power stations are likely to be affected by new legislation relating to protection of conservation sites pursuant to the EU Directive on the conservation of natural habitats and of wild fauna and flora, which has been implemented in Greek law.

We have constructed a hydroelectric power station at Messochora which is not currently operating as the relevant environmental permit which was originally granted is under review. This power station is one of several projects relating to the diversion of the Acheloos River in the Thessaly plain. In 1995, a Ministerial decision authorised the environmental terms for the project which apply to us and other parties involved in the project. Various organisations appealed against the Ministerial decision. In October 2000, the Greek Supreme Court cancelled the Ministerial decision and recommended that the Ministry of Environment undertake further environmental studies taking into account the scenario of the reduced diversion of the river. We have assisted the Ministry of Environment with its study, which is now complete. We expect that the Ministry of Environment will issue a new environmental permit for the area in the near future. The permit is likely to contain environmental terms which are modified from the original permit for the river diversion project as a whole. However, we do not expect these modifications to impose any additional controls on our operation of the power station.

Once the necessary environmental permits are obtained, operating licences must be acquired. A number of our power stations did not have operating licences due to an ambiguity in the law in the past, which made it unclear whether or not these licences were required. Under recent Greek law, we have been granted interim operating licences until 31st July, 2005 for our existing power stations and

those currently under development. A recent ministerial decision provides a fast-track procedure for us to obtain the operating licences we need.

We are currently in the process of obtaining various environmental permits that we do not currently have but which are required for our operations as well as water use permits for our new projects. Conditions that may be imposed in our permits may require additional capital expenditure over amounts budgeted (such as building smaller dams to increase water flow) or modification of our operating practices. You should read "Risk Factors—We do not have all the licences and permits we need in respect of our operations" for additional discussion on our licences and permits.

Transmission and Distribution

PCBs

Under the EU Directive concerning the disposal of polychlorinated biphenyls ("PCBs") we have identified all equipment that contains PCBs and arranged for them to be removed by 2010. We are following a comprehensive plan for phasing out existing PCBs by 2010, although our main transmission and distribution transformers do not contain significant quantities of oils contaminated by PCBs.

Electromagnetic fields

In the context of our business, electromagnetic fields arise from transmission and distribution lines and substations. The level of expression of public concern about the potential effects of exposure to electromagnetic fields has increased significantly in recent years. There is inconclusive scientific evidence about the alleged potential long-term health effects of low frequency electromagnetic fields. Although there is some contradictory epidemiological data that suggests that chronic low level exposure to electromagnetic fields may be associated with health effects, the International Commission on Non-Ionizing Radiation Protection ("ICNIRP"), an independent scientific body working under the auspices of the World Health Organization, has however stated in its 1998 guidelines that, *inter alia*, in the absence of support from scientific studies, the epidemiological data are insufficient to develop long term exposure guidelines. In 1999, an EU recommendation was issued on the limitation of exposure of the general public to electromagnetic fields adopting the 1998 ICNIRP guidelines and relevant exposure limits (0 H_z-300 GH_z). The construction and operation of our transmission and distribution lines and substations is within the guidelines established by the ICNIRP and the above EU recommendation.

The relevant authorities, when considering applications for new environmental permits, may impose stricter standards concerning long term exposure to electromagnetic fields. You should read "Risk Factors—Our business is subject to numerous environmental laws and regulations" for more information on electromagnetic fields.

Landscape safeguards

We have taken the following actions to reduce the visual impact of our transmission and distribution lines:

- Acting with local authorities to install underground cables in medium and low-voltage networks;
- Using insulated cables in all new overhead low-voltage networks;
- Using existing routes of power lines whenever possible;
- Soliciting proposals internationally to the design of new towers for our transmission lines aimed at reducing the environmental and aesthetic impact of towers in non-urban areas of particular landscape value; and
- Acting to reduce the impact of lines in environmentally sensitive or protected areas.

Environmental authorisations

The Ministry of Environment has advised us that environmental permits are not required for installations managed by the Distribution business unit of 22 kV or less, or for underground lines of less than 150 kV. For all other installations, we are required to hold an environmental permit. We currently hold environmental permits for approximately 10% of the existing transmission network for which permits are required.

Mining

Waste management

We use the majority of fly ash for slope stabilisation during mine exploitation operations and for restoration works in exhausted open cast mines. The remainder is used by the cement industry and also for other novel construction techniques, such as dam construction. Also, industrial waste from our operations is disposed of in overburden dumps in our Ptolemais and Megalopolis mine complexes. These practices are carried out under the environmental terms of our lignite-fired power stations and are referred to in environmental impact assesment studies of the mines and the environmental permits of the mines.

The local municipal authorities dispose of municipal waste into two small uncontained sites in reclaimed mining areas of the Western Macedonia and Megalopolis Lignite Centres where we also place overburden and fly ash. The necessary environmental permits for these operations of the local municipal authorities on our land have not been obtained. We may have some liability associated with this practice of municipal waste disposal. However, this practice is likely to change in the near future as new contained landfill sites for municipal waste are expected to be constructed by the local authorities under specific environmental permits that have been issued. These sites are to be constructed and operated by local authorities on the basis of contractual arrangements for the use of the land by the authorities for the disposal of municipal waste.

Landscape safeguards

We are restoring depleted mining areas in an ongoing restoration programme, according to the respective environmental impact assessment studies and environmental permits as well as our business plan.

Environmental authorisations

We have submitted to the Ministry of Environment environmental impact assessments and applications for environmental permits for all of our mining operations. So far only one environmental permit relating to mine operations has been granted for the new West Field Mine at Ptolemais. Based on this recently granted permit, we anticipate that no additional requirements will be imposed on our current practices. Without these permits we cannot be sure of the precise environmental requirements which will be imposed by the Ministry, although the permit that was recently granted to us for the Ptolemais West Field mine did not include any additional requirements to our current practices. We anticipate that environmental permits for our other mining operations will be issued by the middle of 2002.

From time to time residents oppose our permit applications. For example, in the past, local residents took legal action to halt the extension of the mine into the new Ptolemais West Field (at the Lignite Centre of Western Macedonia), based on the lack of an environmental permit. The permit was granted to us and we have started to develop the mine in accordance with the terms of the permit and the mine development plan.

Localised air pollution

Dust generation is a local air pollution issue in the vicinity of some mine areas. Some additional controls over the generation and suppression of fugitive dusts around a number of areas of the mining operation may be required to prevent local nuisance.

Cost of compliance

The costs of ensuring compliance with applicable and forthcoming environmental regulation generally consist of costs associated with equipping newly constructed facilities with required technology or modifying existing facilities to comply with applicable regulation. These costs may vary depending on the stringency of new environmental regulation, our business structure, changes in environmental enforcement in Greece and changes in scientific knowledge. In 2000, our environmental capital expenditures totalled GRD 20 billion (€ 58.6 million). We estimate that we will spend an aggregate of approximately GRD 77.5 billion (€ 227.4 million) in 2001, 2002 and 2003, mainly to modify existing

facilities to comply with applicable and forthcoming environmental regulation and to conform our licences and permits to conditions that may be imposed on us. As an example of such planned expenditure, we have provided for key investments to be made mainly in connection with the implementation of the revised LCPD for the provision of electrostatic precipitators in Megalopolis A, unit 3 and Kardia units 3 and 4, the construction of a FGD plant in Megalopolis A, unit 3 and of a waste water treatment plant at Megalopolis A.

Insurance

We face risks of accidents in our operations, including risk of fire and risks related to construction activities, transportation and third party liabilities. We require our contractors to maintain insurance in respect of the usual risks associated with construction activities. In addition, we obtain insurance for the transportation of fuel, for our points of service where bills are paid and for our information technology equipment. We do not obtain insurance for our car fleets as we are specifically exempted by law from doing so. We do not obtain insurance cover for the usual risks associated with our stations, transmission and distribution assets, property, equipment (other than our information technology equipment) and operations as well as environmental liabilities.

We believe that our policy towards insurance is satisfactory when measured on the basis of our history of loss. We continuously monitor our risks, accidents and damages both on an aggregate and on a business unit-by-business unit basis.

You should read "Risk Factors—We do not maintain insurance on our operating assets".

Legal Proceedings

We are currently defendants in a number of legal proceedings (court actions, arbitration and mediation proceedings) incidental to our mining and electricity-related operations. Under law, we continue to be a defendant in these legal proceedings even though many of them commenced when we were a public corporation. The pending legal proceedings include various civil and environmental claims, disputes relating to the construction and operation of several power stations and other matters that arise in the normal course of business. While some of these legal proceedings have been judged in our favour at the first and second instance, because of the nature of these proceedings, we are not able to predict the ultimate outcomes, some of which may be unfavourable to us. In addition, some of these proceedings have been brought on behalf of various groups of employees and pensioners. Although we do not believe the plaintiffs will be able to obtain judgement for the amounts claimed, there can be no assurance of this.

Our total estimated exposure in respect of the legal proceedings we are currently defending against excluding interest, imposed by law or contract is approximately GRD 138 billion (€ 404.9 million). This amount does not include GRD 206 billion (€ 604.5 million) relating to pension claims, in which the PIO would be the defendant. You should read "Risk Factors—Our exposure to legal liability is significant". We have established a reserve for litigation and contingent liabilities where we consider it probable that a claim will be resolved unfavourably and where we can reasonably estimate the potential liability. We have briefly summarised below the most significant proceedings in which we are involved.

Construction Claims

We are currently the defendant in a number of civil actions brought against us by several construction companies claiming mainly increased compensation under construction contracts with us. The aggregate value of these claims is approximately GRD 13 billion (€ 38.1 million). The most significant claims include two claims brought by the consortium METON S.A.—AEGEK S.A. for approximately GRD 4 billion (€ 11.7 million) and GRD 1 billion (€ 2.9 million), respectively, relating to the construction of our hydroelectric station in Messochora. An action has also been initiated against us by Kataskevi S.A.—Fotios Tsioras and Alpha Bank on 18th August, 1989 before the Civil courts of Athens, claiming approximately GRD 1.2 billion (€ 3.5 million) in relation to the transportation of lignite in our lignite-fired power station in Ptolemais. In addition, we are defendants in the claim brought by the consortium EDOK S.A.—ETER S.A. for an amount of approximately GRD 1.1 billion (€ 3.2 million) in relation to the award of a construction bid for the hydroelectric station in Aoos, Northern Greece.

Employees' and pensioners' claims

Over the last five years, there have been a number of actions initiated by approximately 21,000 of our employees and 750 pensioners, claiming various salary supplements, allowances and pension benefits. The sums claimed pursuant to such actions amount to approximately GRD 44 billion (€ 129.1 million) or GRD 40 billion (€ 117.3 million) if settlement is reached in an action brought by a number of our pensioners claiming several adjustments to their pensions. Of this amount, we expect that approximately GRD 6 billion (€ 17.6 million) will be paid by the PIO as it relates to proceedings for pension benefits. Of these actions, the competent Athens courts of first instance have decided against the plaintiffs in lawsuits for approximately GRD 34 billion (€ 99.7 million). These decisions are subject to challenge at the competent court of appeals and ultimately at the Supreme court.

In addition, certain pensioners have filed an action before the European Court in Strasbourg in April 2000, seeking to overturn a final judgement of the Greek supreme administrative court, relating to the calculation of the annual adjustment of pensions. If the pensioners prevail in their cause of action, the sums they, and all other pensioners (currently approximately 28,000), would be entitled to claim as retroactive adjustments to their pensions could reach approximately GRD 200 billion (€ 587 million). We have established no reserve for these claims as under Greek law and as confirmed by an independent legal opinion we have obtained, the PIO would be the defendant in the proceedings relating to pension benefits.

Claims relating to fire incidents

There are approximately 54 actions pending against us in respect of alleged electricity-generated fires on the island of Crete and in Thiva, claiming a total of approximately GRD 16.2 billion (€ 47.5 million). These lawsuits have been filed with the local courts of Rethymnon, Ierapetra and Chania in Crete and the local courts of Thiva. Of the 54 actions, in the 12 that were filed with the local court of Rethymnon, Crete, a judgment has been entered against us for GRD 1.4 billion (€ 4.1 million), instead of GRD 4.8 billion (€ 14.0 million) as was originally claimed by the plaintiffs and we have filed an appeal against this judgement. In the case of the three lawsuits filed with the local court of Ierapetra, Crete, a judgement has been entered against us for GRD 2.6 billion (€ 7.6 million), instead of GRD 2.9 billion (€ 8.5 million) as was originally claimed by the plaintiffs. We have filed an appeal, and a hearing for all the Ierapetra cases is still pending. A number of the remaining actions are being discussed at first instance while some are pending before the local courts of appeal.

Environmental proceedings

Due to the nature of our operations, we are involved in a number of administrative proceedings relating to environmental issues. These proceedings may not involve financial penalties and therefore cannot be quantified. From time to time, these proceedings may relate to pollution incidents, breaches of environmental law, permits or operational licences leading to fines, civil liability, payment of damages to third parties, requirements to clean up any contamination or upgrade a station or equipment.

Plaintiffs often seek the relocation of transmission or distribution lines that are near or close to inhabited areas, as for example in Krioneri. These administrative proceedings also involve judicial review of our applications for environmental permits before the Supreme Administrative Court.

For example, our environmental permit relating to the construction of additional units in our thermal power station on the island of Crete has been challenged in the Supreme court. A temporary injunction was granted in our favour and we expect the final outcome of the case also to be resolved in our favour.

Mediation Proceedings

In addition to the pending court actions to which we are parties as described above, we are also involved in mediation proceedings with several construction companies. These companies were our contractors for the construction of some of our power stations and mediation is provided for in our contracts as a means of dispute resolution. The aggregate amount of these claims is approximately GRD 56 billion (€ 164.3 million). The most significant mediation proceedings in which we are currently involved have been initiated by the consortium ALSTOM-METKA in relation to the construction of the

Lavrio station, claiming approximately GRD 32.5 billion (€ 95.3 million) and by NOEL for the installation of desulphurisation equipment at our station in Megalopolis, claiming approximately GRD 19 billion (€ 55.7 million).

We also initiated an arbitration proceeding against Aluminium on 18th December, 1999, claiming approximately GRD 5 billion (€ 14.6 million) on the basis of adjusting the price at which we sell them electricity. Aluminium has filed a counterclaim for a reduced price readjustment. You should read "Our Business—Distribution" for a more detailed discussion on the tariffs we apply to Aluminium. An arbitration award is expected in January 2002.

Miscellaneous

We are currently involved in a number of other proceedings relating to matters that arise in the normal course of our business for an aggregate value of approximately GRD 14 billion (€ 41 million). The most significant include a claim brought against us by Hellenic Porcelain S.A. for GRD 8.7 billion (€ 25.5 million) and a patent infringement claim brought by one of our ex-employees for approximately GRD 1.2 billion (€ 3.5 million).

Property

We are the legal successor to PPC to all property rights of former PPC in approximately 6,150 principal properties, 99 of which are power stations. Our properties are for the most part held free of encumbrances. Although we own all properties formerly owned and registered in the name of PPC, legal title in land and buildings will not be perfected and therefore title may not be enforced against third parties until the property is registered at the relevant land registry in our name. Under recent Greek law, we are in the process of registering this property free of charge at the relevant land registries following a simplified registration procedure. We expect to have most of our principal properties registered by June 2002.

We own all of our principal operating facilities. We have acquired the land pertaining to our mines and power stations mostly through expropriations from private owners and sale and purchase contracts. In addition, we have the right to use certain properties through concessions from the Hellenic Republic. The land relating to our hydroelectric power stations acquired through expropriations will revert to the Hellenic Republic, at no charge, once this land is not necessary for the fulfilment of its purposes pursuant to a decision of our board of directors, as approved by the Minister of Development. We lease the headquarters for our business units pursuant to standard commercial leases. The majority of these leases have been renewed over the last five years on substantially similar terms for the next 12 years.

The following table identifies our most significant real property holdings as at 30th June, 2001. You should read "Our Business—Generation" for a more detailed discussion of our power stations.

Address	Type of Property	Use	Area
1. Agios Dimitrios	Land, buildings, power stations	Thermal power station	Western Macedonia
2. Thissavros	Dam	Hydroelectric power station	Eastern Macedonia
3. Kardia	Land, buildings, power stations	Thermal power station	Western Macedonia
4. Lavrio	Land, buildings, power stations	Thermal power station	Athens/Attica
5. Amyndeon	Land, buildings, power stations	Thermal power station	Western Macedonia
6. Pournari	Dam	Hydroelectric power station	Macedonia
7. Megalopolis B	Land, buildings, power stations	Thermal power station	Peloponnese
8. Polifito	Dam	Hydroelectric power station	Macedonia
9. Chania	Land, buildings, power stations	Thermal power station	Crete
10. Sfikia	Dam	Hydroelectric power station	Western Macedonia
11. Kastraki	Dam	Hydroelectric power station	Central Greece

Management of our urban real estate is the responsibility of a separate property management department, the Housing Department. The Mining business unit is responsible for the management of our mines and the Generation business unit is responsible for the management of our power stations.

Under Greek law, we benefit from rights of way for all of our transmission lines and pylons. We generally expropriate the land needed to conduct our operations pursuant to authorisation by the Hellenic Republic and at a price determined by Greek courts. Additionally, under Greek law, we have been granted rights of way for all distribution cables and poles.

Competition

Historically, we have not faced competition in the generation, transmission and distribution of electricity in Greece. In the year ended 31st December, 2000, we generated approximately 97% of the electricity produced in Greece and purchased all imported electricity and all other generated electricity except for the electricity retained by industrial producers for their own consumption. Industrial and independent producers generated approximately 3% of the electricity produced in Greece in 2000. In the same period, we transmitted, distributed and supplied all of the electricity used in Greece.

The new regulatory framework under the Liberalisation Law enables the development of competition in electricity generation and supply in Greece. The Greek electricity market opened to competition on 19th February, 2001. For more information on these measures, you should read "Our Business—The Greek electricity market under the new regulatory framework". If electricity tariffs increase, we expect that liberalisation of the electricity market will result in competition in the generation of electricity and in the supply of electricity to Eligible Customers.

Generation

As of 31st October, 2001, the Minister of Development had granted 12 generation licences for natural gas-fired stations covering total generating capacity of approximately 2,900 MW in the interconnected system and two licences for hydroelectric power stations with total generating capacity of 153 MW. The RAE is currently reviewing the applications of other interested parties. However, we do not expect these new generation licence holders to be able to deliver electricity before 2004. In addition, the Minister of Development had granted a number of licences for generation from renewable resources in the interconnected system and in the autonomous islands.

Entities other than exempt entities that wish to generate electricity in Greece must obtain a licence from the Minister of Development. You should read "Regulation of the Greek Electricity Sector" for more detail.

We expect new power generators to build primarily natural gas-fired power stations and the first generation licences granted by the Minister of Development and applications reviewed by the RAE support this expectation. Competition in the area of electricity generation will be affected by the substantial capital investment required to construct power stations in Greece, the historically volatile price of fuels such as natural gas and oil, the limited access to natural gas supply via the single pipeline from Russia through Eastern Europe and the limited capacity of the liquefied natural gas terminal currently importing natural gas from Algeria.

There is already a degree of competition between us and generators from renewable resources and cogenerators, which generated less than 1% of the electricity generated in Greece in the year ended 31st December, 2000. We expect competition from generators from renewable resources and cogenerators to grow in the near to medium term. The regulatory framework continues to provide incentives for such producers, including capital investment subsidies from the Hellenic Republic and the European Union, the requirement that the HTSO give priority load allocation to electricity generated by such means and guaranteed fixed prices for electricity generated from renewable resources, which are currently higher than prices for electricity generated from non-renewable sources. These incentives make renewables and cogeneration particularly attractive methods of generation and will likely result in growth in this sector. We, too, may benefit from these incentives and we plan to expand our efforts in renewables and cogeneration through our subsidiaries PPC Renewables and COGEN.

Transmission

Under Greek law, we are the exclusive owner of the interconnected transmission system under a licence awarded by the Minister of Development in November 2001, although the HTSO is responsible for its operation, maintenance and development. The HTSO will charge a tariff to all electricity generators and suppliers that use the interconnected transmission system. We may face competition in the provision of maintenance services and development work in respect of the interconnected transmission system to the extent the HTSO retains third parties to undertake this work.

Distribution/Supply

Under Greek law, we will hold an exclusive licence from the Ministry of Development to own and operate the distribution network, including the high voltage lines on the autonomous islands which we expect to receive shortly. Currently, we are the sole supplier of electricity to Greek customers and we will continue to be the sole supplier of electricity to Non-Eligible Customers in the liberalised electricity market. As of 31st October, 2001 the Minister of Development has issued five electricity supply licences to various entities, covering a total of 1,343 MW.

The Liberalisation Law permits Eligible Customers to choose their supplier and requires us to provide access to the transmission and distribution network to all suppliers of Eligible Customers authorised by the Minister of Development. The HTSO is required to grant access to the interconnected transmission system to any supplier, on the terms of terms set out in the Grid Code, who supplies Eligible Customers connected directly to the interconnected transmission system. Specific regulations governing access to the distribution network will be set out in the Grid Code and Network Code, as discussed in greater detail in "Regulation of the Greek Electricity Sector". Based on the criteria for determining Eligible Customers, approximately 34% of the electricity supply market (excluding industrial producers generating electricity for their own consumption), in terms of electricity consumption, is open to competition.

The current regulatory framework imposes strict requirements on any entity wishing to obtain authorisation to supply electricity to Eligible Customers in Greece. Any supplier in Greece must be the owner of "adequate generating capacity" in an EU Member State and provide certain long-term guarantees concerning reserve capacity and available transmission capacity to the RAE and the Minister of Development. If the supplier's capacity is not installed in Greece, the supplier must demonstrate that it has acquired sufficient interconnector and transmission access rights to deliver the electricity to Greece. Foreign suppliers may thus enter the Greek market as an electricity supplier through the acquisition or construction of Greek generation capacity or the ability to demonstrate that they can import electricity into Greece from another EU Member State in which they own generation capacity.

We expect some competition for Eligible Customers to come from suppliers who may seek to import electricity through the international interconnecting lines. The Greek network is currently interconnected to foreign networks through lines shared with Albania, Bulgaria and FYROM with a current interconnection capacity available for imports of approximately 600 MW. Part of this interconnection capacity will be allocated to us while part of it will be subject to a tender procedure. You should read "Our Business—Transmission" for more detail. In addition, we expect the interconnection with Italy to be in full operation by the end of 2001, providing a further 500 MW of capacity. Although the relative geographical isolation of Greece from the other EU member states and the limitations in existing interconnections with Albania, FYROM and Bulgaria place practical restrictions on such suppliers' ability to import electricity into the Greek market, we expect that we, as well as competitors may benefit from lower-priced electricity available in or through the Balkans for export.

We expect a competitive supply market to develop gradually over time, depending in part on the development of electricity tariffs. There will initially be a limited amount of produced or imported electricity available to sell to Eligible Customers, increasing over time as more generators start delivering electricity from new stations, electricity tariffs increase and the new interconnector with Italy commences operations. We believe that this gradual increase in competition will permit us to adapt to the new conditions and maintain a strong competitive position.

REGULATION OF THE GREEK ELECTRICITY SECTOR

Introduction

The regulatory framework for the Greek electricity industry has changed significantly over the past year as a result of European Union and Greek government measures designed to increase competition in the electricity market. These changes have had and will continue to have a number of significant effects on our business. The Liberalisation Law implements this new regulatory framework while a Ministerial decision establishes that the market comprising all high- or medium-voltage electricity users, representing 34% of the electricity supply market in terms of power consumption, has been opened to competition.

The regulatory framework implemented by the Liberalisation Law distinguishes between the activities of generation, transmission, distribution and supply. The framework also distinguishes between the interconnected transmission system and the distribution network and between the interconnected system and the autonomous islands. The Liberalisation Law provides for changes in the areas of generation, import, export, purchase and sale of electricity:

- The introduction of competition in power generation through the granting of authorisations to generate electricity in the interconnected system and through a tendering procedure for authorisations to provide generating capacity on the autonomous islands.
- The establishment of the HTSO on 3rd May, 2001, as an independent entity to operate and ensure the maintenance and development of the interconnected transmission system and its interconnections with other networks.
- The establishment of the RAE on 1st July, 2000, an independent authority responsible for regulating the energy market. The RAE mainly has an advisory and supervisory role while decision making power lies with the Minister of Development.
- The establishment of the PIO, on 1st January, 2001, as a separate pension fund in order to fund the social security expenses of our employees.

European Union legislation

General Framework

The Electricity Directive establishes common rules for the generation, transmission and distribution of electricity in the European Union, and establishes obligatory minimum standards with which all Member States must comply in respect of their domestic electricity sectors. Among other things, the Electricity Directive provides for the unbundling of integrated electric utility companies into distinct activities (of generation, transmission, distribution and supply), allows third parties to apply for authorisation and participate in certain of those activities, requires designation of an independent operator of the high voltage transmission system, and provides for third party access to the transmission system and distribution network on a non-discriminatory and transparent basis.

Public service obligations

The Electricity Directive allows Member States to impose and publish public service obligations, which are in the general economic interest, on domestic electricity undertakings. The public service obligations need not be defined in detail, but must fall into one of five categories: security of supply, regularity, quality, price of supplies and environmental protection.

Stranded costs

Stranded costs are costs arising from contractual commitments, investment decisions or legislative obligations that electricity companies undertook for reasons of public policy and at a time when the electricity market was not open to competition. These costs could have been recovered in a monopoly regime, but not in a regime of competitive electricity pricing. In our case, these mainly comprise the costs relating to our generation stations, such as the construction of excess generating capacity.

Article 24 of the Electricity Directive permits Member States to introduce transitional regimes to deal with such commitments or guarantees of operations or to grant financial compensation for their stranded costs. In common with most Member States, the Greek government has opted to grant financial compensation to us for the stranded costs we have incurred, and not to impose a transitional regime. The Greek government has notified its intended compensation plan to the European Commission. We will only receive financial compensation for our stranded costs after the European Commission approves this plan.

Future developments

In March 2001 the European Commission published a proposal for a directive to amend the Electricity Directive. This proposal had two main elements:

- Acceleration of the market opening so that, with effect from 1st January, 2003, every non-domestic customer should be able to purchase electricity from any supplier of his choice; and
- Strengthened obligations in relation to the separation of key market functions and in particular a requirement that transmission and distribution are carried out by independent companies.

At the same time the European Commission also published a proposal for regulation of access conditions for the cross-border exchange of electricity, intended to facilitate the development of a pan-European market for electricity through harmonised access tariffs and standard procedures for dealing with capacity constraints and congestion.

The Greek Legislative Framework

The Liberalisation Law

Prior to the Liberalisation Law the regulatory framework for the Greek electricity industry gave us an almost exclusive right to generate, transmit and distribute electricity. Other than ourselves, certain industrial entities were allowed to produce electricity primarily for their own consumption and certain private commercial generation was allowed from renewable resources and cogeneration. The Greek government regulated the tariffs we charged to our customers and any tariff increase required the approval of the Minister of the National Economy. We decided which generating units to use at any particular time on the basis of our internal operational procedures. We also operated the transmission system and distribution network.

On 22nd December, 1999 the Liberalisation Law came into force to comply with the Electricity Directive. The Liberalisation Law, which is now the primary legislation governing the Greek electricity sector, began the transformation of the Greek electricity sector from a monopoly to an industry open to competition. The principal regulatory provisions of the Liberalisation Law may be summarised as follows:

- The electricity sector is supervised by the Minister of Development;
- The RAE is established as the independent regulatory authority whose principal responsibilities are to control and monitor the liberalising energy sector;
- In exercising their powers, both the Minister of Development and the RAE must act in such a way as to protect the environment, satisfy Greece's electricity requirements, verify the ability of licenced generators and suppliers to finance their activities, promote competition in generation and supply, protect the interests of consumers, promote efficiency, take into account the cost of research and development and protect the public against health and safety dangers;
- The operation of any electricity business, defined as the activities of generation, transmission, distribution or supply of electricity, requires a licence. Licences are granted by the Minister of Development, on the basis of a recommendation from the RAE. Entities operating electricity business must treat all users equally and, subject to delivering their public service obligations, must aim to achieve a competitive electricity market;
- We retain the ownership of the interconnected transmission system while the right to operate and plan its development is granted to the HTSO. We retain the right to use the interconnected transmission system for non-electricity purposes provided this does not compromise the safe,

secure and economic operation of the interconnected transmission system and provided that there is no cross-subsidisation of non-electricity activities by electricity customers;

- We retain the ownership of, and the right to operate, the distribution network;
- The operation of the electricity market is principally governed by four codes: the Grid Code, regulating the physical operation of the interconnected transmission system; the Power Exchange Code, regulating financial transactions in respect of the interconnected transmission system; the Network Code, regulating the distribution network; and the Supply Code, regulating supply to all customers;
- As an integrated electricity business, we are required to keep separate accounts for our generation, transmission and distribution businesses;
- The HTSO must despatch generation on the basis of the lowest cost of generation, subject to transmission and technical constraints and the requirement to prioritise the despatch of electricity generated from renewable resources, cogeneration and, in respect of up to 15% of annual consumption, indigenous fuel sources; and
- Tariffs for all electricity businesses other than supply to Eligible Customers are recommended by the RAE and are subject to the approval of the Minister of Development. There are also special interim provisions regulating the price we can charge to Eligible Customers for electricity while we supply 70% or more of the Eligible Customer market.

The RAE

The RAE commenced operations in July 2000. The Liberalisation Law provides that the RAE is an independent administrative authority consisting of five members, who have specific scientific and professional qualifications, appointed by the Minister of Development.

The RAE's principal responsibilities are:

- Advising the Minister of Development on setting and adjusting tariffs in each area of the electricity market on the basis of general considerations established by the Liberalisation Law. This responsibility has particular impact on the tariff payable by Non-Eligible Customers. You should read "Tariffs" for a more detailed description of tariffs;
- Advising the Minister of Development on the granting of licences or licence exemptions for generation, transmission operation, transmission ownership, distribution and supply of electricity;
- Monitoring and controlling the operation of the liberalised electricity market;
- Overseeing the separation within the Greek electricity market of generation, transmission and supply of electricity into separate accounting units;
- Protecting the interests of electricity consumers. For this purpose, the RAE can preside over mediation and arbitration proceedings between electricity market participants and can impose fines and other sanctions for violation of electricity regulations; and
- Advising the Minister of Development on whether or not to approve the Grid, Power Exchange, Network and Supply Codes.

Tariff Policy

The Minister of Development, acting on the RAE's recommendation, must approve all tariffs charged within these arrangements, other than those charged by suppliers to Eligible Customers, price terms set out in bilateral contracts between generators and suppliers and our internal transfer prices. There are also special interim provisions restricting the tariffs we are entitled to charge Eligible Customers while we remain the dominant supplier. These tariffs are described in more detail below.

The RAE has published a consultation paper setting out the policy it intends to follow in recommending electricity tariffs to the Minister of Development.

In addition, the Ministry of Development has recently advised us of the general criteria of its tariff policy following publication of the revised tariffs effective 1st July, 2001. According to the statement, these

tariffs were set having regard to the general demand for energy in Greece, the conditions of the Greek economy and an assessment of our productivity. This statement has also been expressed by the Ministry of Finance in a letter addressed to us.

In the statement, the Minister of Development also set out a number of general criteria which he believes future tariff policy must satisfy, although these are not of a binding nature and we cannot be certain that the RAE or the Minister of Development will follow these principles in the future.

The general criteria are that tariffs must move within pre-determined limits for a reasonable period of time, they must take into account differences in levels of consumption, and must offer incentives to limit wasteful energy consumption.

The Ministry of Development recognises that as new producers enter the generation market there will be a need for more complex criteria, although it does not believe that the entry of new producers into the market will result in significant fluctuations in tariffs in the short-term.

Although the RAE is required under law to provide recommendations with respect to the level of tariffs, there is no requirement under Greek law for the Ministry of Development to follow the recommendations of RAE. For example, in July 2001 the RAE proposed a tariff increase of 6% and the Ministry of Development increased tariffs by between 3.5% and 5%, depending on customer categories. The last two tariff increases, which occurred in September 2000 and July 2001, respectively, have been broadly in line with inflation. We expect that electricity tariffs will increase broadly in line with inflation and result in increases in our revenues.

Generation

Licensing

Under the Liberalisation Law, any entity or person wishing to generate electricity must obtain either a generation licence or an exemption. The procedure for obtaining a licence or an exemption and the terms of a licence are set out in the Authorisations Regulation for Generation and Supply, which was issued pursuant to the Liberalisation Law and came into force on 8th December, 2000. Licences and exemptions are only available to European Union entities and citizens.

In respect of the interconnected system, a prospective generator must submit an application in the form provided by the Authorisations Regulation to the RAE. The RAE makes a recommendation taking into account certain factors, which include: system security, protection of the environment, efficient generation, the proposed primary fuel source and generation technology, the technical and financial capabilities of the applicant, the long-term energy planning for Greece, consumer protection and national security. The application procedure should generally take no more than six months from the submission of an application to the issue of a decision by the Minister of Development.

Generating plants with a capacity of no more than 20 KW, reserve plants with a capacity of no more than 150 KW (or, in the case of industrial plants, 900 KW), research plants with a capacity of no more than 2 MW and plants established by the Centre for Renewable Sources of Energy are entitled to apply for an exemption from the requirement for a generation licence.

A generation licence states the specific licensee and the location, fuel type and capacity of the licensed plant. It also imposes certain obligations on the licensed generator; the principal obligations being:

- To maintain unbundled accounts as required by the Liberalisation Law;
- To ensure that no change in control occurs in respect of itself or, where the licensee is a consortium, any member of the consortium, without consent of the Minister of Development;
- Not to dispose of any asset of considerable value used in the course of its licensed activity without the consent of the Minister of Development;
- Not to modify substantially or close the licensed plant without the consent of the Minister of Development; and

- Not to act in an anti-competitive manner or exploit or abuse, where relevant, a dominant market position.

A generation licence has a specified, renewable term and can be revoked for, among other things, a breach of any of the principal obligations listed above and the insolvency of the licensee.

Other licences

The Liberalisation Law does not affect the existing licensing regime, which obliges generating plants to obtain installation and operation licences and other secondary licences and permits before they can be constructed and operated. These licences relate principally to planning, operational and environmental compliance measures.

Our status

The Liberalisation Law grants us a single generation licence for all our existing generation plants and for those under development. By a recent decision of the Minister of Development, following the RAE's recommendation, the specific terms, rights and limitations of this single generation licence have been approved. If we wish to construct any new generating plants, our Generation business unit will need to apply for a modification of our licence.

A number of our stations do not have all the necessary operating licences due to an ambiguity in the previous legislation. Since this point has now been clarified, we are in the process of applying for all outstanding operating licences which, in accordance with a fast-track procedure issued by the Minister of Development, will be obtained on an accelerated basis. In the meantime, a recent law grants us an interim single operation licence for all our existing generation plants, and for those under construction until 31st July, 2005.

Transmission

Structure

The Liberalisation Law provides that we remain the owner of the interconnected transmission system but the HTSO has the right and responsibility to operate it. The Transmission Control Agreement described below governs the relationship between us and the HTSO. We require a licence in respect of our ownership and the HTSO requires a licence in respect of its operation. These licences have been granted to us and the HTSO by decisions of the Minister of Development on the basis of a recommendation from the RAE.

Our status as owner

We own the interconnected transmission system pursuant to an exclusive licence for the ownership of the transmission system. As owner of the interconnected transmission system, our role under the Liberalisation Law is to maintain and develop the system according to the HTSO's guidelines.

We also receive a fee from the HTSO, pursuant to the Transmission Control Agreement, which takes into account both our operating and depreciation costs, and a rate of return for us.

The HTSO

The HTSO was incorporated on 12th December, 2000 by a Presidential Decree issued under the Liberalisation Law. Under the Liberalisation Law, the Hellenic Republic must always own at least 51% of the share capital of HTSO. We currently own the remaining 49%. As new generation licences are granted the new licensee is entitled to acquire a share of this 49% in proportion to its generating capacity.

The HTSO was initially funded through a capital contribution by the Hellenic Republic of GRD 51 million (€ 149,670) and by us of GRD 49 million (€ 143,800). The HTSO will be self-financing in the future, relying on the connection and system use charges that it is entitled to levy on users of the interconnected transmission system.

The HTSO currently has approximately 160 employees, all of whom have been seconded to the HTSO by us under a secondment agreement dated 16th February, 2001 between us and the HTSO. The majority of these employees are engaged in the long-term planning of the development of the interconnected transmission system and the operational control of scheduling and despatch. Under the terms of this agreement all our costs in relation to these employees, including salaries, pensions and employee liabilities, are paid to us by the HTSO. We are bound by confidentiality provisions existing under our transmission system ownership licence intended to prevent the disclosure of confidential information between our Transmission business unit and the rest of our business units.

The principal responsibilities of the HTSO are:

- To provide access to the interconnected transmission system to all generators, suppliers and directly-connected customers and us in our capacity as the distribution system operator;
- To manage the scheduling and despatch of generation, including the use of the interconnectors;
- To administer the settlement of energy imbalances;
- To maintain the stability and security of the interconnected transmission system, including by purchasing ancillary services;
- To publish annual forecasts of the demand for generation and transmission capacity; and
- To develop a high quality, efficient transmission system by applying transparent, non-discriminatory criteria to its treatment of users.

The HTSO's licence was issued by a Decision of the Minister of Development on 24th April, 2001. Under this licence, operational control over the interconnected transmission system was transferred on 3rd May, 2001 from us to the HTSO, including the disposal of the control centres that manage scheduling and despatch. The principal obligations of the HTSO under the licence are:

- To enforce and comply with the Grid Code and Power Exchange Code;
- To monitor the compliance of licensed suppliers and generators with law and the terms of their licences;
- To calculate, subject to the Minister of Development's approval, and levy charges for connection to, and use of, the interconnected transmission system;
- To be responsible for the maintenance and development of the interconnected transmission system; and
- To act in a transparent, non-discriminatory and objective manner.

Transmission Control Agreement

The relationship between the HTSO and us in our capacity as owner of the interconnected transmission system is governed by a transmission control agreement (the "Transmission Control Agreement"). We remain the owner of all the assets in the interconnected transmission system but we may not dispose of any of these assets without the HTSO's prior consent. However, we may, with the HTSO's prior consent, use the system for non-energy related purposes. The HTSO must give us this consent unless it reasonably believes that our proposed use threatens the security or efficiency of the interconnected transmission system. In this case, the Minister of Development, following the RAE's recommendation, determines whether we receive the consent.

Under the Transmission Control Agreement, the HTSO is obliged to operate the interconnected transmission system in accordance with the Grid Code, agreed operating protocols and good industry practice. We, through our Transmission business unit, are obliged to maintain and develop the interconnected transmission system to ensure its operational and technical integrity, as provided in our licence, and in accordance with the planning and instructions of the HTSO. We are also obliged to provide connections to new users on request from the HTSO in accordance with the terms of an agreement between us, the HTSO and the new user. We are compensated for doing this by payment from the HTSO of an annual fee which is calculated on the basis of a formula set out in the Grid Code and which will be linked to a reasonable profit. Under the Liberalisation Law, the level of this fee, as

established by the Transmission Control Agreement, must be approved by the Minister of Development. We can also recover our additional costs where the HTSO issues further directions to us or impedes our efficient management of our assets. Depending on its nature, any dispute is resolved either by the RAE or the Greek courts.

Connection and Use of System

Certain entities are connected directly to the interconnected transmission system. All entities who import or export energy to or from the interconnected system are effectively making use of the interconnected transmission system. The terms for, and costs of, connection to the system and use of it are dealt with separately.

Connection

One of the HTSO's responsibilities is to provide access to the interconnected transmission system to all licensees, those exempted from an obligation to obtain a licence and all Eligible Customers. In practice, the persons who are connected to the interconnected transmission system are licensed or exempt generators, us in our capacity as owner and operator of the distribution network and certain large industrial customers who wish to receive high voltage electricity. The minimum standards for connection and the technical and operational performance and also the procedure for connection are set out in the Grid Code. Parties who wish to be connected to the interconnected transmission system execute a standard form transmission connection agreement ("Transmission Connection Agreement").

The Transmission Connection Agreement, has to be signed for each new connection, is a tripartite agreement between the HTSO, us in our capacity as owner of the interconnected transmission system and the user. It gives the user the right to connect and stay connected to the interconnected transmission system in return for the payment of monthly connection charges to the HTSO. It also governs more technical matters relating to connection such as access to equipment and defining the boundary between the interconnected transmission system and the user's apparatus. A Transmission Connection Agreement provides for the parties to enter into a connection works agreement where construction of a connection is required and it outlines the circumstances in which the HTSO is entitled to disconnect the user. Any dispute under a Transmission Connection Agreement is resolved by arbitration under rules established by the RAE.

Use of system

All licensed generators and licensed suppliers, and us in our capacity as owner and operator of the distribution network, will also enter into a standard form transmission use of system agreement ("Transmission Use of System Agreement") which is a bilateral contract with the HTSO. Depending on whether the user is a supplier or a generator, this agreement will give the user the right to import power from or export power to the interconnected transmission system, in return for the payment by the user to the HTSO of monthly use of system charges.

Our status

We will have to enter into Transmission Use of System Agreements as owner and operator of the distribution network, as a licensed generator and as a licensed supplier. We will also have to enter into Transmission Connection Agreements as owner and operator of the distribution network, as a licensed generator and as owner of the interconnected transmission system. We expect to enter into these agreements in the near future.

Ancillary Services

The HTSO can call on generators, pursuant to the terms of their respective licences, to provide ancillary services, which include, among other things, the generation of electricity in a manner that responds to the frequency of the interconnected transmission system, commencement or increase of generation at very short notice and the commencement of generation without requiring any external power source. The HTSO needs to employ these services from time to time to maintain the stability and security of the interconnected transmission system and, under the terms of its licence, is obliged to do so in the most efficient way possible. The HTSO will obtain these services by entering into

ancillary services agreements with generators who are able to provide them. The generator is paid on a monthly basis for making these services available and also receives payments when the HTSO actually requires those services. Initially, these payments will be approved by the Minister of Development.

We are currently the sole provider of ancillary services.

Interconnections

The interconnected transmission system is connected with the transmission systems of Bulgaria, Albania and FYROM. The interconnector with the Bulgarian transmission network has a carrying capacity of 1,400 MVA, while the interconnectors with Albania and FYROM each have a nominal carrying capacity of approximately 1,500 MVA. The administration of these interconnectors and the payments for flows across them are regulated in interconnector agreements originally entered into between us and the Bulgarian, Albanian and ex-Yugoslavian electricity authorities. We have notified the HTSO that our obligations under these interconnection agreements have passed to the HTSO, as required by the Liberalisation Law and the Grid Code.

Operation of the interconnection with Italy commenced in November 2001. You should read "Our Business—Transmission" for a more detailed discussion of our interconnection with Italy.

Access to the interconnectors is available to all electricity market participants who are subject to the provisions of the Power Exchange Code. The Grid Code sets out the procedure by which access is obtained and the costs for this. By Ministerial Decision dated 22nd October, 2001, the Minister of Development allocated to us approximately 62% of the net transmission capacity, or 370 MW of the 600 MW of interconnection capacity available to importers through the interconnection with Albania, Bulgaria and FYROM. You should read "Our Business—Transmission" for more detail.

Public Service Obligations

The Liberalisation Law imposes a public service obligation on the HTSO in relation to certain small generation units using renewable fuel sources or cogeneration ("Renewable Generators"), which guarantees these generators a maximum price for their generation.

Distribution

Structure

The Liberalisation Law gives us the exclusive right to own and operate the distribution network. This role is carried out by our Distribution business unit.

Third party access to the distribution network is regulated by the RAE, and we must provide access to the distribution network in an efficient, transparent, timely and non-discriminatory manner. We require a licence to own and operate the distribution network; the basis on which this licence is granted is set out in the Liberalisation Law and the Authorisation Regulation for Distribution Network Ownership and Operation. We do not yet have this licence.

The basis for connection to the distribution network will be set out in the Network Code once it is published. All users who connect to the distribution network will be required to enter into a standard form connection and use of system agreement with us. We are entitled to charge a tariff for use of the medium and low voltage systems to all end-users, which is subject to approval by the Minister of Development.

Supply

Licensing

One of the principal means by which competition is to be introduced to the Greek electricity market is by allowing new suppliers to enter the market. The Liberalisation Law provides that, while we remain the sole supplier in relation to Non-Eligible Customers, new suppliers can be licensed to supply electricity to Eligible Customers.

Under the Liberalisation Law, any entity or person wishing to supply electricity requires either a supply licence or an exemption. The procedure for obtaining a licence and the terms of a licence are set out in the Liberalisation Law and the Authorisations Regulation for Generation and Supply. Licences and exemptions are only available to European Union entities and citizens.

A supply licence specifies the maximum demand to be supplied by the licensee, and is specified by the licensee in its application for a supply licence. The most important condition for the issue of a supply licence is that the licensee must own sufficient generating capacity installed in the European Union to meet this demand. The licensee must also demonstrate to the Minister of Development that it has satisfactory long-term guarantees of the availability on its behalf of reserve generating capacity equal to at least 15% of its anticipated demand. This reserve capacity need not be owned directly by the applicant but must be installed in the European Union. In the case of any capacity that is not installed in Greece, the prospective licensee must also demonstrate that it can guarantee the availability of the necessary capacity of the transmission systems and of the interconnectors required for the transmission of the electricity in Greece.

The RAE makes a recommendation to the Minister of Development in relation to an application for a supply licence, taking into account certain factors, which include system security, protection of the environment, the financial and technical capabilities of the applicant, the long-term energy planning for Greece, consumer protection and national security. The procedure should generally take no more than six months from the submission of an application to the issue of a decision by the Minister of Development.

Entities who are exempt from the requirement for a generation licence are in certain cases entitled to an exemption from the requirement for a supply licence to the extent of their exempt generating capacity. This does not apply to reserve generating capacity.

The principal obligations set out in the supply licence are that the licensee must:

- Maintain unbundled accounts as required by the Liberalisation Law;
- Ensure that no change in control occurs in respect of itself or, where it is a consortium, any member of the consortium, without the consent of the Minister of Development;
- Own sufficient generating capacity in the European Union to match its licensed maximum demand and not modify or change the ownership of this capacity without the consent of the Minister of Development;
- Guarantee the availability of reserve generating capacity in the European Union of not less than 15% of its licensed maximum demand and not modify this capacity without the consent of the Minister of Development;
- In respect of any generating or reserve capacity located outside Greece, ensure the availability of adequate transmission access and interconnector rights to allow for the delivery of this electricity to Greece and not change the details of this capacity without the consent of the Minister of Development;
- Match any increase in demand by its consumers of more than 8% with an increase of capacity, reserve capacity and associated transmission rights; and
- Not act in an anti-competitive manner or exploit or abuse a dominant market position.

A supply licence has a specified, renewable, term and can be revoked for, among other things, a breach of any of the principal obligations listed above and insolvency of the licensee.

Our status

The Liberalisation Law grants us the right to acquire a blanket licence to supply both Eligible and Non-Eligible Customers. Our Distribution business unit carries out this licensed activity.

Eligible Customers

As contemplated by the Electricity Directive, the Liberalisation Law distinguishes between Eligible and Non-Eligible Customers. It provides that Eligible Customers are all customers consuming more than 100 GWh a year and others defined in Decisions of the Minister of Development, on the RAE's recommendation. The Liberalisation Law provides that the percentage of Eligible Customers must represent a percentage of power consumption equal to the percentage of the electricity market liberalisation determined each time by the European Commission. A Decision of the Minister of Development dated 9th January, 2001 defines Eligible Customers, with effect from 19th February, 2001, as all high- or medium-voltage electricity users together representing 34% of the electricity market by consumption, which exceeds the current requirements of the European Commission.

Eligible Customers are entitled to purchase electricity from the supplier of their choice on the basis of commercial contracts agreed between the customer and the supplier. All dealings between licensed suppliers and Eligible Customers are set out in the Supply Code Edition One. The principal provisions of this code are that:

- All licensed suppliers must publish, within two months of their licence being issued, details of their standard terms;
- Certain terms are automatically implied into supply contracts between suppliers and Eligible Customers and cannot be excluded or overridden;
- There are special provisions in relation to any supplier that supplies more than 40% of the Eligible Customers, by volume of demand, defined as a Major Supplier;
- We were obliged to send to all Eligible Customers within two months of the code coming into effect details of our tariffs and principles by which we set our contract prices; and
- For as long as we have at least 70%, by volume of demand, of the Eligible Customer market we must offer terms for supply to any Eligible Customer who requests this and we may only offer terms, including contract prices, that have been approved by the Minister of Development.

The Liberalisation Law also obliges us to supply any Eligible Customer previously supplied by another supplier, which may require further generating capacity. In effect, as with Non-Eligible Customers, we are required to act as a supplier of last resort. In charging for this supply we may include an element compensating us for the additional costs arising from the fact that the customer was previously supplied by another entity.

Non-Eligible Customers

Non-Eligible Customers are principally residential consumers and small and medium-sized businesses connected to the low-voltage network. All consumers on the autonomous islands are also Non-Eligible Customers. We have the exclusive right and obligation to supply electricity to Non-Eligible Customers. The terms, including tariffs, on which we provide this supply are regulated by the Supply Code Edition Two (the detailed annexes of which are not yet published).

Public Service Obligations

As the incumbent electricity provider in Greece, we must carry out certain public service obligations, including:

- Charging customers on the autonomous islands electricity tariffs that are the same as the electricity tariffs we are entitled to charge to Non-Eligible Customers on the interconnected system, although these tariffs do not cover the average cost of generation on the autonomous islands;
- Providing electricity to certain customers at a discount, including agricultural customers, municipalities, large families, earthquake victims and small newspaper publishers. Consequently, the price charged to these customers does not allow us to recover our costs of generation; and
- Irrigation obligations, which require us to release water from our hydroelectric station, thereby generating electricity at times of the day that may not be the most economical for us.

Under the Liberalisation Law, a special account established by the RAE and administered by the HTSO will provide limited compensation for the provision of public service obligations, from which the HTSO will make payments to all entities within the Greek electricity industry responsible for meeting public service obligations. We will only receive compensation from this account, as administered by the HTSO, to the extent there are competitors and only in proportion to our public service obligations compared with the public service obligations of our competitors. We do not expect the full cost of our public service obligations to be covered by compensation provided by this account or through passing the relevant cost to the customers through the tariffs, even if approved by the European Union. The Minister of National Economy has indicated the Hellenic Republic's intention to compensate us for some of the costs related to public service obligations in an amount of GRD 55 billion (€ 161 million)

per year. The first of these payments is scheduled to take place in 2002 and the payments will cease in 2004 or earlier if an alternative mechanism for compensation is put into place. These payments are subject to compliance by the Hellenic Republic with Greek and European Union law.

Customer tariffs for electricity

The tariff our Distribution business unit charges to Non-Eligible Customers in carrying out our supply business is expected to comprise the following elements:

- A charge where we pass through the high-voltage use of system charge (described below) imposed on us as a supplier through the Transmission Use of System Agreement, except in the case of customers in the autonomous islands;
- A charge where we pass through the medium- and low-voltage use of system charges (described below) imposed on us as a supplier, assuming the customer is connected to either the medium voltage or the low voltage network;
- A charge for the cost to us of purchasing the energy supplied which may represent the sums charged to us for the purchase of energy from third party generators but in practice will be the transfer pricing costs levied by our Generation business unit;
- Administration costs;
- Ancillary services;
- A pro rata share of the charge levied on us as a supplier through the Uplift mechanism in respect of certain Public Service Obligations; and
- A profit element.

For so long as we supply at least 70% of the Eligible Customer market, the Ministry of Development will continue to set the maximum tariff that we may charge to Eligible Customers.

High-voltage use of system charge

The price charged for using the interconnected transmission system is charged by the HTSO to us both as a generator and as a supplier through the Transmission Use of System Agreements. The total payments made by the HTSO to us in our capacity as owner of the interconnected transmission system under the Transmission Control Agreement and to any other third parties for the maintenance and development of the interconnected transmission system are allocated as to 30% to all generators and as to 70% to all licensed suppliers. The portion allocated to generators is further allocated to each individual generator on the basis of its geographical location and volume of generation. The portion allocated to suppliers is further allocated to each supplier pro rata to the demand of its customers, ignoring any customers on the autonomous islands.

Medium- and low-voltage use of system charges

As owner and operator of the distribution network, we will charge all suppliers a regulated tariff for use of the distribution network. It is approved by the RAE and includes allowances for our operating costs, depreciation costs and return on capital. It also includes economic incentives for us to meet certain reliability and quality targets.

Transmission Control Agreement charges

The fee paid to our Transmission business unit under the Transmission Control Agreement takes into account our operating and depreciation costs. It also allows us an agreed rate of return on capital and includes an economic incentive to achieve certain performance levels.

System operation and trading

System operations and trading mechanisms are set out in the Power Exchange Code and the Grid Code, and generally provide for the trade of electricity in the interconnected system.

Scheduling and despatch

Since it is not possible to store electricity, the volume of generation at any time must match the volume of demand at that time to avoid brownouts or blackouts. The process of instructing generating plants to begin, increase, decrease or cease generation on a real time basis is known as despatch. The

process of determining in advance which generating plants are likely to run is known as scheduling. In the Greek electricity market, the HTSO is responsible for both scheduling and despatch in accordance with the provisions of the Grid Code.

Day-ahead scheduling

Despatch takes place on an hourly basis, with each hour in a day being termed a Despatch Hour. On each day the HTSO is required to publish by 11:00 a.m. a forecast of demand across the whole interconnected transmission system for each Despatch Hour in the next day. By 12:00 noon on that day each generator is required to make a declaration to the HTSO of its operational availability in each Despatch Hour in the next day.

Actual despatch

On a real-time basis, the HTSO issues despatch instructions to generating units to begin, increase, decrease or cease generation and provide ancillary services, with the overall aim of matching generation to demand whilst maintaining adequate reserve capacity, system stability and the quality of supply. In choosing which generating units to despatch, the HTSO is also subject to requirements in the Liberalisation Law to prioritise generation from renewable and indigenous sources.

System trading arrangements

All electricity imported on to the interconnected transmission system is sold by generators and purchased by purchasers. Since any supplier must own sufficient generating capacity to match its generating capacity, it is likely that in most cases the volume exported by an entity as a supplier will match the volume imported by it as a generator. Any imbalances which do arise are settled by the HTSO in accordance with the Power Exchange Code.

All licensed suppliers and licensed generators must, under the terms of their licence, comply with the Power Exchange Code. The HTSO is also subject to the provisions of the Code, as are we in our capacities as owner and operator of the distribution network and owner of the interconnected transmission system. Generators or suppliers who are exempt from the requirement to have a licence are represented in the system trading arrangements by a special representative appointed by the HTSO.

As part of these system trading arrangements, the HTSO will operate a trading account known as the Uplift Account to which it will allocate a number of costs and benefits arising from the trading arrangements.

Pursuant to the Power Exchange Code, the Uplift will consist of the following subaccounts:

- Ancillary services account;
- Account for HTSO's administrative costs;
- Net interconnection cost account;
- Account for the generation units using domestic sources of primary energy up to 15% of the total amount of the primary energy necessary for the generation of electricity consumed in Greece during the course of one calendar year;
- Account for generation units with use of renewable resources and co-generation units;
- Account for constrained-on and constrained-off payments;
- Account for losses controls; and
- Account for additional charges.

The balance on this account is charged to all suppliers.

Renewable Generators and co-generators in the interconnected system

The Liberalisation Law requires the HTSO to purchase the energy generated by Renewable Generators and co-generators producing from renewable resources who are connected to the

interconnected system under 10-year renewable power purchase contracts. We will transfer to the HTSO the 68 contracts we had in place with Renewable Generators and relevant co-generators as at 30th September, 2001.

Through the HTSO, the Renewable Generators receive payment for their generation, priced at the marginal cost of generation. However, the Liberalisation Law sets a capped tariff payable to the Renewable Generators under the power purchase contracts. To the extent that this tariff exceeds the marginal cost of generation price the HTSO will be paying more than it is charging suppliers for this generation. It recovers this shortfall through a special sub-account of the Uplift Account. This is a public service obligation imposed on the HTSO to encourage generation from renewable resources which might not otherwise be economic. The cost of this is passed on to suppliers and ultimately to customers.

Autonomous islands

On the autonomous islands, all of which fall within the Distribution business unit, we remain the monopoly supplier and are the exclusive owner and operator of the distribution network, which, in the case of Crete, Rhodes and Lesvos, includes a limited high voltage network. The autonomous islands are the subject of a separate regulatory regime, which is described in this section.

Generation

As operator of the distribution network we prepare, subject to approval from the RAE, a forecast of the demand for generating capacity. If this forecast indicates a need for new capacity the Minister of Development may issue an invitation for bids to construct such capacity. In the event that this process still results in insufficient generating capacity on these islands, or is unsuccessful, the Minister of Development is entitled to grant a generation licence to us to ensure continuous electricity supply.

As operator of the distribution network we manage the despatch of generation on each autonomous island on the terms to be set out in the Network Code once it is published.

There are similar provisions in relation to Renewable Generators as for the interconnected system. On the autonomous islands we, as operator of the distribution network, take on the HTSO's role in entering into 10-year contracts with all Renewable Generators. A capped electricity tariff, pursuant to the Liberalisation Law, applies and we are compensated for any shortfall between our payments under these contracts and the price we receive for the generation by a payment from the HTSO. The HTSO charges this payment to the Special sub-account of the Uplift Account. In addition we, as operator of the distribution network, must buy all energy generated by Renewable Generators in the autonomous islands and as a result must pay for whatever level of generation a Renewable Generator procedures.

Distribution

All the lines on the autonomous islands, notwithstanding that some lines on Crete, Rhodes and Lesvos are high voltage, form part of the distribution network. Consequently we have the exclusive right to own, operate and exploit this network and will do so in accordance with the Network Code.

Supply

Pursuant to the Liberalisation Law, we will hold an exclusive supply licence for the autonomous islands. All customers on the autonomous islands are Non-Eligible Customers and therefore we supply them on the basis described in "Supply—Non-Eligible Customers" above.

MANAGEMENT

Directors and Management

Our board of directors is the supreme administrative body of the Company and is ultimately responsible for the overall management of the Company. The Chief Executive Officer is elected by the general assembly of shareholders for a term of three years and is our highest executive officer, responsible for day to day supervision of the operations of the company. The board of directors develops our strategy and business development, supervises and controls the management of our property by our General Managers and approves, on the recommendation of our Chief Executive Officer, our business plan and strategy and their implementation on an annual basis. The board may, following a recommendation of the Chief Executive Officer, delegate the exercise of part of its responsibilities (except for those responsibilities that by Greek law or our articles of incorporation may only be exercised by the board of directors), including the day-to-day management of the Company or its representation, to the Chairman, the Chief Executive Officer or one or more members of the board, the executive committee, the General Managers or our employees. Day to day management of the Company has been delegated to the Chief Executive Officer and to the six General Managers. The Chief Executive Officer reports to our board and may, pursuant to our articles of incorporation, submit his proposals for achieving the Company's objectives, as set out in our strategy and business plan, to the board of directors. His primary responsibility is overseeing our business units and other departments, and co-ordinating their actions. In addition, our Chief Executive Officer may decide on the Company's entry into transactions with a value determined each time by a decision of the board of directors, but in no case exceeding GRD 100 million (€ 0.3 million). The Chief Executive Officer together with the six General Managers form the executive committee, which decides all matters delegated to it by the board of directors.

Our board of directors has the power to take all actions consistent with the corporate purpose described in our articles of incorporation, except for actions that by law or under our articles of incorporation may only be taken by our shareholders at the general assembly. Our board consists of 11 members. Six members of our board (including the Chief Executive Officer) are elected by the general assembly of shareholders (in which the minority shareholders who voted in the special assembly for the election of the minority shareholders' representatives cannot participate) as provided by our articles of incorporation. Two members of our board are elected as representatives of the minority shareholders by a special assembly of minority shareholders, excluding the Hellenic Republic as a majority shareholder. Two members of our board are elected by our employees as their representatives under the supervision of an election committee formed by the labour unions. Finally, one member of our board is nominated by the Greek Economic and Social Committee and appointed by a decision of the Minister of Development. Members of the board are elected or formally appointed, as the case may be, for a term of three years. Members are eligible for re-election or re-appointment. Currently, we have no minority shareholders and therefore there are no members of the board elected by minority shareholders. In accordance with our articles of incorporation, we will convene a special assembly of minority shareholders within two months of the date of listing our shares on the ASE to elect two directors. Upon the election of those two directors, two of the eight members of our board of directors previously elected by the general assembly of shareholders will resign.

The quorum for our board meetings is a majority of members of the board. Resolutions are adopted by a majority of votes of those present. The board meets at least once per month upon the call of the Chairman. A board meeting must also be called upon the request of four members of the board.

The current composition of the board of directors is as follows:

Name	Position	Date initially appointed	Date current term expires
Demetrios Papoulias	Chairman	5th June, 2000	8th January, 2004
Stergios Nezis	Chief Executive Officer and Managing Director	5th June, 2000	8th January, 2004
Vassilios Avramidis	Member (representative of the employees)	5th June, 2000	4th June, 2003
Nikolaos Agelakis	Member	5th June, 2000	8th January, 2004
Eleftherios Vouyoukas . .	Member	5th June, 2000	8th January, 2004
Dimitrios Kyriazis	Member	5th June, 2000	8th January, 2004
Athanassios Matsaridis . .	Member (representative of the employees)	5th June, 2000	4th June, 2003
Maria Souani	Member (representative of the employees)	5th June, 2000	4th June, 2003
Platon Tinios	Member	5th June, 2000	8th January, 2004
Vassilios Trapezanoglou . .	Member	5th June, 2000	8th January, 2004
Helen Tsamadou	Member	5th June, 2000	8th January, 2004

The members of our current board of directors have been appointed by Ministerial decision on 5th June, 2000. According to the presidential decree relating to the transformation of PPC into a *société anonyme*, the term of the members of our current board, except for the employees' representatives, was fixed for three years from the date of the general assembly of shareholders approving their appointment, or until 8th January, 2004. For this first term of service in the board of the *société anonyme*, our current employees' representatives on the board of directors were appointed until the expiration of their original term (prior to the transformation into a *société anonyme*), or until 4th June, 2003.

Demetrios Papoulias, Chairman. Dr. Papoulias, 62, is Chairman of our board of directors. He has served as Chairman of the Board of the Hellenic Telecommunications Organisation (OTE) from 1996 to 1998, as Deputy Governor of the Hellenic Bank of Industrial Development (ETBA) from 1993 to 1995 and as Secretary General for the Public Sector at the Ministry of National Economy of Greece from 1995 to 1997. Dr. Papoulias is a professor at the Department of Economic Sciences of the University of Athens, where he teaches Strategic Management and Operational Research. He holds a PhD from Oxford University, United Kingdom.

Stergios Nezis, Chief Executive Officer. Mr. Nezis, 58, is our Chief Executive Officer and Managing Director. He is also Chairman of PPC Renewables S.A. since June 2000. He has served as Managing Director of APCO S.A. (today MORNOS S.A.) from 1981 to 1984. He has served as Managing Director and General Manager of Phosphoric Fertilizers Industry S.A. from 1984 to 1989. During the same period, he was a member of the board of directors of the Commercial Bank of Greece. Between 1989 and 2000, he was the Managing Director and General Manager of SCA Hygiene Products S.A., the subsidiary of the Swedish multinational SCA, responsible for Greece, Cyprus and the Balkans. Mr. Nezis holds a degree in Chemical Engineering from the National Technical University of Athens and a Master in Business Administration from the Athens University of Economics. He is a member of the Technical Chamber of Greece, the Hellenic Management Association, the Hellenic Association of Chief Executive Officers and a member of the board of the General Council of Federation of the Greek Industries.

Vassilios Avramidis, Director. Mr. Avramidis, 51, is a member of our board of directors as one of our employees' representatives. He has been an employee in our company since 1979 on the technical staff in the Lignite Centre of Western Macedonia. He has previously worked in the private sector as an engineer. From 1994 to 2000, he also served as President of the Labour Centre of Ptolemais, Eordea and has been a member of the General Council of the General Federation of Greek employees (GSEE).

Nikolaos Agelakis, Director. Mr. Agelakis, 72, has been a member of the board of directors of PPC since November 1993. Between 1993 and June 2000, he was Deputy President of our board. He has also served as Deputy President of the Central Law Preparation Committee from 1993 until 1997. Mr. Agelakis joined our company after a long career in the judicial sector where he served from May 1959 until 1991. In 1991, he retired holding the position of the Judge of the Supreme Court. Prior to that, he was a lawyer for four years. Mr. Agelakis holds a degree in Law from the University of Law in Thessaloniki.

Eleftherios Vouyoukas, Director. Mr. Vouyoukas, 45, is an economist specialising in international energy issues. Since 1996, he has worked as a consultant mainly for international organisations. Prior to 1996, he was head of the Economic Analysis Division at the OECD where he had worked since 1990. He has also worked as a senior economist at the Corporate Planning Department of BP plc between 1986 and 1990. Mr. Vouyoukas has studied Economics and Econometrics at the Universities of Essex and Southampton in the United Kingdom and at Queen's University in Canada.

Dimitrios Kyriazis, Director. Mr. Kyriazis, 78, is a former President of the Federation of Greek Industries and has been a member of the board of directors of PPC since 1996. He is currently a member of the board of directors of a number of Greek companies, such as EYDAP, ESHA, PAKO. Mr. Kyriazis is a civil engineer, and has spent more than 40 years as Chief Executive Officer of various manufacturing companies. He has also been an officer or member of the board of OTE, TITAN Cement and DEXION (Germany). He has served three times as President of the Federation of Greek Industries, and was Secretary General of the Ministry of Public Works, President of Hellenic Management Association, President of the Institute of Geological and Mining Research, Vice President of the Foundation of Economic & Industrial Research (IOBE), and member of the Board of Governors of the Bank of Greece. He is a Fellow of the British Institute of Management and holds the position of Vice President of the Greek Economic and Social Committee.

Athanassios Matsaridis, Director. Mr. Matsaridis, 51, is a member of our board of directors as one of our employees' representatives. He has been an employee in our company since 1975. In 1988, he was elected as a member of the Executive Committee of GENOP. In 1997, he was elected as General Secretary of GENOP. A year later, he was elected as the prefecture governor in the Prefecture of Kozani, Northern Greece. In 1999, Mr. Matsaridis got re-elected as General Secretary of GENOP.

Maria Souani, Director. Mrs. Souani, 35, is a member of our board of directors as one of our employees' representatives. She has been working in the Administration department of our company since 1987. She is a member of GENOP and GSEE.

Platon Tinios, Director. Dr. Tinios, 45, is an economist. He is a special advisor to the Prime Minister of Greece. He studied Economics at the Universities of Cambridge and Oxford in the United Kingdom and holds a PhD from Cambridge. After teaching economics at Oxford, he worked as an economic adviser at the Ministries of National Economy, and Industry, Energy and Technology. His areas of responsibility were public enterprise policy, technology, energy policy and the economics of social policy. He has served as Greek representative on a number of European Union committees. Dr. Tinios is the author of research papers and books on pensions and social security reform.

Vassilios Trapezanoglou, Director. Mr. Trapezanoglou, 54, is a General Manager at Piraeus Bank. He has studied Mathematics in Thessaloniki, Applied Informatics in Grenoble, France and Regional Development in Athens. He joined Piraeus Bank in 1998 and was responsible for the Information Technology, Organisation and Electronic Channels division of Piraeus Bank up to April 2001. Since April 2001, he is responsible for the division of retail banking products, electronic distribution channels, marketing and communication. From 1975 to 1998, he was IT Manager in Hellenic Aspropyrgos Refineries (1975-1981), IT and Organisation director of Motor Oil Hellas (1981-1991) and IT Director at Xiosbank (1992-1998). He has participated in several technical committees and councils. He was a member of the board of Greek Computer Society (Association of Computer Scientists) from 1977 to 1986 and President from 1983 to 1986. He is a member of the Executive Jury, created by the European Union and the Confederation of European Academies of Engineers, which awards annual European IT prizes (ITEA).

Helen Tsamadou, Director. Mrs. Tsamadou, 63, is an honorary lawyer. She is a member of our board of directors since June 2000. Mrs. Tsamadou was Manager at the legal division of the National Bank of Greece until February 2000 and has participated in a number of international transactions, privatisation projects and international offerings involving the National Bank of Greece, the Hellenic Telecommunications Organisation, Hellenic Petroleum, Duty Free Shops, Hellenic Finance bond issues and Hellenic Republic privatisation certificates. Mrs. Tsamadou is a graduate of the National and Kapodistrian University of Athens, Law School and the American University, Washington College of Law (LLM). She was an advisor to the Minister of Development and at present is an advisor to the Minister of Finance on legal matters.

The business address of each of the members of the board of directors is 30 Chalkokondyli Street, Athens 10432. For the year ended 31st December, 2000, we paid the members of our board of directors aggregate remuneration and other benefits in kind of approximately GRD 166 million (€ 0.5 million).

The six General Managers in charge of the operations at each of our business units report to the Chief Executive Officer. The Chief Executive Officer and the General Managers comprise our executive committee. The General Managers are appointed by the board of directors for five year terms of office which may be renewed. The Chief Executive Officer is subject to a management contract with the Company, represented by the Chairman, which sets out the business targets the Chief Executive Officer undertakes to achieve during his term, the means by which such targets may be achieved, and the conditions under which he may be entitled to additional remuneration. The scope of the General Managers' duties is determined by resolution of our board of directors, upon a recommendation of the Chief Executive Officer. The General Managers are responsible for their respective business units or departments.

Our executive committee is responsible for the co-ordination and efficient operation of our business, our administration, the performance of each business unit, the implementation of board of directors' decisions and the procurement and awards of projects with a value below GRD 1 billion (€ 2.9 million) and which are not considered to need the board of directors' approval.

The current composition of the executive committee is as follows:

Name	Position	Date initially appointed	Year current term expires
Stergios Nezis	Chief Executive Officer	5th June, 2000	2004
Gregoris Anastasiadis	Chief Financial Officer	1st November, 2000	2005
Konstantinos Kavouridis	General Manager of the Mining business unit	7th September, 2000	2005
Konstantinos Vassiliadis	General Manager of the Transmission business unit	1st October, 2000	2005
Konstantinos Panetas	General Manager of the Generation business unit	7th September, 2000	2005
Nikolaos Gagaoudakis	General Manager of the Distribution business unit	7th September, 2000	2005
Georgios Manolopoulos	General Manager of Human Resources	7th September, 2000	2005

Gregorios Anastasiadis, Chief Financial Officer. Mr. Anastasiadis, 53, became PPC's Chief Financial Officer in November 2000. Prior to his current position, he was the Chief Financial Officer of Panafon Telecommunication S.A. since 1993. Mr. Anastasiadis has a degree in Economics from the Athens University of Economics and Business.

Konstantinos Kavouridis, General Manager of the Mining business unit. Mr. Kavouridis, 51, has been the General Manager of our Mining business unit since September 2000. He is a mining engineer with a PhD in Mining and Mineral Technology from Imperial College University of London. Since 1989, he has been appointed as Associate Professor in the Technical University of Crete. Mr. Kavouridis has co-operated with private mines as production manager as well as with IGME, the Greek Institute of geological and mineral exploration. He has more than 20 years' experience in the lignite industry and has held different senior management positions within our company. During the period of 1994-2000,

he was the director of Ptolemais-Amynteon Lignite Centre. Dr. Kavouridis is a member of the Executive Committee of CECSO, the European Association of Solid Fuels, the Coal Preparation Experts Committee of ECSC (European Coal and Steel Community), and the General Department of Energy and Transport of the European Commission. He also represents our company in DEBRIV, a German association of the lignite industry.

Konstantinos M. Vassiliadis, General Manager of the Transmission business unit. Mr. Vassiliadis, 51, has been the General Manager of the Transmission business unit since October 2000. Prior to this assignment he had been, since July 1997, Managing Director and Chief Executive Officer of Electric Railways Athens Piraeus SA, which is the owner and operator of Athens Metro Line 1. In August 1996, Mr. Vassiliadis became the first director of operations of Attiko Metro SA, and from this position, he initiated the setting up of the operation of the new Athens Metro Lines 2 and 3. He has spent a major part of his professional career in the design and construction of Lines 2 and 3 of the Athens Metro, having worked both for the initial design team (1985-1991) and later (1992-1994) for the Olympic Metro Consortium. Mr. Vassiliadis holds a degree in Electrical and Mechanical Engineering from the National Technical University of Athens and a Master from University of London.

Konstantinos Panetas, General Manager of the Generation business unit. Mr. Panetas, 54, has been the General Manager of the Generation business unit since September 2000. Prior to his current position, Mr. Panetas was the General Manager of PPC Distribution for seven years. Since joining our company in 1972, Mr. Panetas has served in various management positions and has represented our company in international conferences and associations in numerous occasions. Mr. Panetas has also been a member of the board of directors of DEPA since 1996. Mr. Panetas holds a degree in Electrical and Mechanical Engineering from the National Technical University of Athens.

Nikolaos Gagaoudakis, General Manager of the Distribution business unit. Mr. Gagaoudakis, 56, has more than 30 years' experience in the electricity industry dealing primarily with transmission system projects. He has held different senior management positions in our company. Mr. Gagaoudakis holds an Engineering degree from the National Technical University of Athens.

Georgios Manolopoulos, General Manager for Human Resources and Organisation. Mr. Manolopoulos, 63, is the General Manager for Human Resources and Organisation since September 2000. From March 1995 to September 2000, he served as assistant General Manager of Administration. He has been employed in our company since 1966 in various positions. Mr. Manolopoulos holds a degree in Business Science from the Athens University of Economics and Business and a degree in Political Science from Panteion University of Social and Political Sciences.

The business address for each of the members of the executive committee is 30 Chalkokondyli Street, Athens 10432.

Compensation

The aggregate compensation of all members of our board of directors, of our executive committee and our executive officers listed above (or persons who have left or been replaced during 2000) paid or accrued, excluding social security contributions, for the 12 months ended 31st December, 2000 was approximately GRD 342 million (€ 1.0 million). The aggregate amount paid or accrued for social security contributions for the 12 months ended 31st December, 2000 was GRD 39.9 million (€ 0.1 million).

Interest of management in certain transactions

None of our directors, including any connected person of a director, has an interest in our share capital together with any options in respect of such capital, the existence of which is known to or could with reasonable diligence be ascertained by any director. Our directors and executive officers may purchase shares in the employee offering. We do not have a share option scheme for our directors or other employees.

No director has any interest in a transaction entered into by us or any of our subsidiaries which is or was unusual in its nature or conditions or significant as it relates to us and our subsidiaries as a whole and which was effected during the current or immediately preceding financial year or was effected during an earlier financial year and remains in any respect outstanding or unperformed.

No director has been granted by us or any of our subsidiaries a loan or any guarantee for his benefit.

RELATIONSHIP WITH THE SELLING SHAREHOLDER

Shareholding

The Hellenic Republic currently owns all of our outstanding shares. Following the combined offering, the Hellenic Republic will own approximately 85% (or approximately 84% assuming no return transfer of shares pursuant to the over-allotment option) of our share capital. Pursuant to the Liberalisation Law, the Hellenic Republic's participation in our share capital may not be less than 51% of the voting shares in existence at any time. This requirement can only be changed by further legislation.

The Hellenic Republic

The Minister of Finance oversees the Hellenic Republic's shareholding in our company. The Minister of Development has overall governmental responsibility for the Greek electricity sector, including responsibility for regulation of our company. You should read "Regulation of the Greek Electricity Sector" for a more detailed discussion.

The Hellenic Republic recognises the distinction between its role as shareholder and its role as regulator. In accordance with our articles of incorporation, the Hellenic Republic can only exercise its decision-making power as a shareholder at our general assembly of shareholders. The Hellenic Republic currently elects six out of the 11 members of our board, including the Chief Executive Officer. After the combined offering, it will continue to elect six out of the 11 members of our board.

Our articles of incorporation allow decisions submitted for a vote to the shareholders to be determined by a majority of votes cast at a general assembly of shareholders. The Hellenic Republic's holding of the shares following the combined offering will still allow the Hellenic Republic to continue to have majority influence over decisions relating to matters submitted for a vote of the shareholders of the Company. You should read "Risk Factors—The Hellenic Republic has had, and may continue to have, a significant impact on our operations" for a more detailed discussion.

The Hellenic Republic as Purchaser of Services

The commercial relationship between our company, as supplier of electricity, the Hellenic Republic and state-owned companies, as customers, is conducted on a normal arm's-length customer and supplier basis, although concerns may be raised regarding delays in the payment of debts to us by various public entities. We have, however, obligations under some non-commercial contracts we entered into in the past. For example, arrangements with our two largest corporate customers, Aluminium and Larco, were not entered into on commercial terms but rather on terms consistent with Greek government policies. We also deal with the various departments and agencies of the Hellenic Republic as separate customers, and the provision of services to any one department or agency does not constitute a material part of our revenue.

In the ordinary course of our business, we enter into agreements with entities owned or controlled by the Hellenic Republic. The most significant agreements are summarised below:

Agreement with Larco

On 5th June, 1992, we entered into a contract with Larco for the supply of electricity. We sell electricity to Larco at a discount which, however, is determined by movements in an index for world aluminium prices, as required by Law 2637/1995 and a subsequent decision of the Ministry of Development which sets electricity tariffs until 31st December, 2002. Larco became insolvent and was restructured in 1989. As part of this restructuring, we were required to write off debts Larco owed to us in exchange for shares in Larco. As a result, we currently own approximately 28.6% of Larco following the restructuring.

Agreement with ELPE

On 12th September, 1997, we signed an agreement with DEP S.A., (renamed as ELPE in 1998) and Refinery of Thessaloniki S.A. for the purchase of liquid fuel. The contract expired on 31st August, 2001 and was renewed until 31st December, 2002.

Prices for delivery of the liquid fuel are determined on a weekly basis and are based on an average of the high prices of the relevant liquid fuel for the preceding week, as published in Platt's Oilgram Marketscan.

Agreement with DEPA

In June 1994, we entered into a contract with DEPA to purchase a total of 1.8 billion cubic metres per year of natural gas. The contract will terminate on 31st December, 2016 and can be extended up to 31st December, 2020, under the same terms and conditions, provided that either DEPA's contract with the Russian natural gas supplier Sojuzgazexport expiring on 31st December, 2016 is renewed under the same terms and conditions, or DEPA has found another supplier of natural gas under the same terms and conditions. Pursuant to the terms of our gas purchase contract with DEPA, we are subject to a minimum "take-or-pay" obligation, under which we commit to pay for a minimum amount of gas irrespective of actual consumption. This "take-or-pay" obligation provides for a four year clearance period. To date, we have exceeded our contractual annual "take-or-pay" gas purchase obligations and expect to continue meeting our annual obligation.

Pursuant to the terms of this contract, we are also entitled to the most competitive natural gas price offered by DEPA for the purposes of electricity generation. Prices are determined by a formula which takes into account market prices of heavy fuel oil, gas oil and certain types of crude oil. As part of the contract, DEPA is required to remit part of its profits to us if DEPA's net profits exceed 8% of its total revenue.

Gas prices for each quarter are fixed on the basis of the average for the prior six months from the start of the quarter.

In addition, Law 2593/1998 gives the Ministry of Development the right to grant us the option to purchase from the Hellenic Republic all or part of DEPA's shares. Should we be granted this option and decide to exercise it, we would hold 65% of DEPA's share capital, subject to ELPE exercising its right of first refusal.

Settlement of debts owed to us by other state-owned companies

In the past, the Hellenic Republic has issued bonds to us for a total of approximately GRD 37.5 billion (€ 110.0 million), maturing during 1998 to 2002 in settlement of bills owed to us by certain state-owned companies. The balance outstanding as at 30th June, 2001 was approximately GRD 13.5 billion (€ 39.6 million), of which GRD 7.4 billion (€ 21.7 million) of the bonds were sold to banks for short-term borrowings pursuant to repurchase agreements.

The Hellenic Republic as Sovereign

We are subject to the regulatory authority of the Minister of Development and the RAE.

The Liberalisation Law provides that certain expenses that we incur in providing public service obligations such as provision of electricity on the autonomous islands at the same electricity tariffs as in the interconnected system and provision of water from our hydroelectric stations for irrigation purposes will be partly compensated through the Uplift and through tariffs. You should read "Our Business—Generation" and "Regulation of the Greek Electricity Sector" for a more detailed discussion of compensation of our public service obligations.

Indebtedness Guaranteed by the Hellenic Republic

In the normal course of our business, we have entered into a number of loan agreements with the European Investment Bank. As at 30th June, 2001, we had 44 loan agreements with the European Investment Bank. The Hellenic Republic has guaranteed our principal and interest payment obligations under these agreements. In exchange, we pay to the Hellenic Republic a commission in the range of 0.40% to 1% on the outstanding balance of the loans guaranteed. The total principal amount guaranteed as at 30th June, 2001 was GRD 260 billion (€ 763.0 million).

Privatisation Certificates

The Hellenic Republic has issued two series of privatisation certificates exchangeable, at the option of the holders, for shares in companies offered for sale by the Hellenic Republic in privatisation offerings. The first series of privatisation certificates was issued in 1998 for € 500 million and will mature on 9th October, 2003. The second series of privatisation certificates was issued in October 2001 for € 1.7 billion and will mature on 4th October, 2004. The terms of the privatisation certificates provide their holders with a right to exchange certificates for shares at a 5% discount in future privatisation offerings by the Hellenic Republic. Holders of privatisation certificates were entitled to preferential allocation over 64% of the shares to be sold by the Hellenic Republic in the combined offering. To the extent that holders of privatisation certificates did not exercise their right to exchange their certificates for our shares, the shares have been made available in the combined offering.

THE ATHENS STOCK EXCHANGE AND SETTLEMENT

General

The ASE commenced operations in 1880 to trade Greek government bonds and shares of the National Bank of Greece. Four years later, the ASE officially opened as an exchange following the election of its first board of directors. The ASE created a new market, known as the parallel market, in 1988 to help smaller and newly established companies issue shares to the public. Historically, these companies were unable to meet the stricter listing criteria of the main market. In 2000, the ASE created the New Stock Market ("NEHA") for the listing of the shares of small and medium capitalisation innovative companies with potential for rapid growth.

The ASE has operated continuously since 1880 and recently established a number of subsidiaries, including the Thessaloniki Stock Exchange Centre, whose purposes are the facilitation of the listing on the parallel market of companies operating in Northern Greece and the trading, through the ASE trading system, by investors residing in Northern Greece. Additionally, the ASE has established the Systems, Development and Support House of the Capital Markets and the Capital Market Training Centre, the purposes of which are the proposal of measures for modernising and enhancing capital markets in Greece and the provision of educational support to persons involved in capital market activities, respectively. In 1995, the ASE's corporate status was transformed into a company limited by shares (*a "société anonyme"*). Although the ASE is controlled by the Hellenic Republic, a large tranche of its shares was sold to banks and securities firms in 1998, reducing the Hellenic Republic's interest to 47.68%. Today, all the shares in the ASE are held by a company under the trade name "Greek Stock Exchanges Holdings Société Anonyme", which was formed on 29th March, 2000. All the shareholders of ASE, prior to its acquisition by Greek Stock Exchanges Holdings Société Anonyme, are now shareholders in the latter. Greek Stock Exchanges Holdings Société Anonyme has a share capital of GRD 86 billion (€ 252.4 million).

As at 30th June, 2001, 347 companies had shares listed on the Main and Parallel Markets of the ASE (240 and 107 companies, respectively) and one company had shares listed on the New Stock Market, with an aggregate market capitalisation of GRD 37.5 trillion (€ 110.1 billion).

The ASE is one of the two stock exchanges operating in Greece, the other being the Athens Derivatives Exchange. The Greek capital markets and the ASE in particular are regulated under a series of laws and regulations issued by the Ministry of Finance, the Capital Markets Commission ("CMC"), and the board of directors of the ASE. On 31st May, 2001, the ASE was upgraded by the Morgan Stanley Composite Index from an emerging to a developed market status.

Membership of the ASE

All transactions through the ASE may only be carried out by brokers that are members of the ASE. Membership of the ASE is subject to the licensing requirements of the CMC. Brokerage firms that are members of the ASE must appoint at least one official representative authorised to conduct ASE transactions. The CMC generally approves such appointment, provided the representative fulfils certain qualifications required by law and pass an examination set by the CMC.

As at 30th June, 2001, the ASE had 90 members, the vast majority of which were brokerage firms. The minimum capital requirement in order to qualify as an ASE member is GRD 200 million (€ 0.6 million). ASE members may engage in transactions on the trading floor on behalf of their clients or on their own behalf. Brokerage firms with a share capital in excess of GRD 1 billion (€ 2.9 million) are also permitted to provide underwriting services on behalf of an issuing company for new issuances of shares on the ASE. Pursuant to the EU Investment Services Directive, which was implemented in Greece in April 1996 pursuant to Law 2396/1996, investment services may only be provided in Greece by "Investment Services companies" with a minimum share capital of GRD 200 million (€ 0.6 million), or GRD 1 billion (€ 2.9 million) if engaging in underwriting, that have received an appropriate operating licence from the CMC. Investment services within the scope of the Directive include the receipt and transfer of orders from investors to effect stock exchange transactions, the execution of such orders (or engagement in transactions on the trading floor on behalf of client-investors) and the underwriting, in total or in part, of an issue of securities. Effecting transactions on the ASE is also subject to the granting of membership to an Investment Services company by the ASE. Since 1st January, 2000

credit institutions have been entitled to become members of the ASE. "Orders Companies" are companies that are only allowed to receive and transfer their clients' orders to Investment Services companies, and are prohibited from engaging in transactions on the trading floor on their clients' behalves or from acting as a custodian for their clients' shares. The receipt and transfer of shares by Orders Companies are governed by Law 2396/1996 as well as the CMC.

Stock Market Indices

The most commonly followed index in Greece is the ASE Composite Index, a market capitalisation index which tracks the price movement in the shares of 59 leading Greek companies.

The following table sets out the movement of the ASE Composite index. The highs and lows are for the periods indicated and the close is on the last trading day of the period.

Year	High	Low	Close
1997	1,794.1	954.5	1,479.6
1998	2,825.5	1,380.1	2,737.6
1999	6,355.0	2,798.2	5,535.1
2000	5,794.9	3,213.4	3,388.9
2001(1)	3,360.5	2,105.6	2,704.1

(1) Through 7th December, 2001

Trading on the ASE

ASE trading takes place every week from Monday to Friday, except for public holidays. The daily trading session starts at 10:30 a.m. and ends at 4:00 p.m. Athens time. The ASE consists of three separate markets: the Main Market (where the vast majority of securities is traded), the Parallel Market (for smaller companies, which may not satisfy the stricter listing criteria of the Main Market) and NEHA (for small, innovative companies with potential for rapid growth). The Main Market's, the Parallel Market's and NEHA's schedules each consist of a pre-opening session and a continuous automated matching session.

A 30-minute pre-opening session, operating through a call auction method, precedes the trading session from 10:30 a.m. to 11:00 a.m. The call auctions provide for the entry of orders to be collected and then executed in a batch. Auction matching takes place at one price. The objective of the pre-opening auction is to maximise the volume of shares traded at the auction price by calculating the price at which the greatest number of securities can be matched.

The trading system of the ASE operates in a physical marketplace in central Athens although the system is fully automated and orders may be placed from remote locations. After the pre-opening auction session, orders are executed in continuous trading following the price and time priority rule: orders are ranked by price and orders at the same price are ranked based on time of entry into the system. Incoming orders always match with pre-existing orders already included in the ranked list. Buy and sell orders can match in any number of multiples of the lot size defined for that security. Depending on the order's price type (limit or market), the order matches against eligible orders in the book, progressing from the best price to the worst available until the order's quantity is exhausted.

If no "limit order" exists (or an order for which the price is specified) for a security on a given day, the system uses the previous closing price as the opening price. If limit orders have been entered at a specified price prior to the commencement of the trading period, the system uses these orders to determine the opening prices.

On 1st June, 2001, the ASE introduced a two-scaled price fluctuation limit. In principle, all securities' prices are eligible to 12% fluctuations from the closing price of the preceding trading session. However, if the price of a security remains at the best bid offer (if all incoming purchase orders at limit up or sale orders at limit down) for 15 minutes then the 12% limit is extended by a further 6%. Thus, on aggregate, the price of a security listed on ASE on a certain day is not permitted to fluctuate more than 18% from its closing price on the previous day. The 6% expansion applies only to securities of the

continuous trading state. The price fluctuation of securities of the auction market is limited to the 12% range. Newly listed securities are allowed to fluctuate freely during the first three sessions of their listing.

Trades of equity securities with a value exceeding GRD 200 million (€ 600,000), or representing at least 5% of a listed company's share capital, may be conducted through the ASE but following a special procedure. Under this special procedure, the parties involved, the number of shares to be sold and the price range are pre-agreed. These trades, known as block trades, may be conducted outside the scope of the electronic trading system and only entered via the system for the purposes of reporting, including the trade in statistics, and affirmation. There is a limit to the parties in a block trade; in particular, up to three persons may participate as either buyers or sellers, with only one person on the other side of the trade. This limitation in the number of parties involved does not apply to block trades of equity securities of a listed company with total assets of at least GRD 500 million (€ 1.5 million). Block trades may take place at prices that follow certain rules based on the price deviation percentage from the current traded price:

- At the current price of the security, when the value of the block trade ranges from GRD 200 million (€ 0.6 million) to GRD 400 million (€ 1.1 million);
- At 5% from the current price of the security, when the value of the block trade ranges from GRD 400 million (€ 1.1 million) to GRD 800 million (€ 2.3 million); and
- At 10% from the current price of the security, when the value of the block trade ranges from GRD 800 million (€ 2.3 million) and above.

All block trades require the approval of the ASE's Trading Committee and the prior approval of the president of the ASE if the trade value is at least GRD 408.9 million (€ 1.2 million).

Equity securities representing up to 0.5% of the total number of equity securities of the same class of a listed company may also be traded outside the scope and the procedures of the ASE.

The above price limitations do not apply in the following five instances:

- When the shares traded represent more than 30% of the total number of shares of a particular category (i.e., preferred or common);
- For simultaneous transfers of shares of more than one category between the same parties, provided the percentage of the total shares offered or asked equals or exceeds 30% of the share capital of the issuer, irrespective of the percentage per category of shares transferred;
- For block trades exceeding GRD 50 billion (€ 146.7 million) of majority Greek government-owned listed companies' shares or block trades of shares of listed companies with total assets exceeding GRD 500 billion (€ 1.5 billion);
- For block trades resulting in the sale of 10% of the total paid up share capital of a listed company having total market capitalisation of at least GRD 5 billion (€ 14.6 million); and
- For transfers of share blocks in the context of an initial public offering and/or a private placement as long as they are regulated by an ad hoc ASE board of directors' decision.

All prices of completed transactions, whether completed through the trading system or off-exchange, are published on electronic screens in the ASE, although the prices of trades outside the system are not shown as the last traded price. All transactions require cash settlement within three business days of the trade date. Trades are noted in the official register of the ASE, and all information on bids and offers is made available to Telerate and Reuters on a continuous basis. Bond trading is conducted by agreement among brokers on the trading floor of the ASE, and details of these transactions must be given to the supervisor of the ASE trading floor.

Shares may be traded in lots of one, five, 10 and 25 shares according to the trading lot size of each security.

Prices of all securities listed on the ASE are published in the ASE official daily price bulletin.

Settlement, Clearance and the Central Securities Depositary

Settlement of both registered and bearer shares listed on the ASE is effected through the CSD. The CSD was founded in February 1991 as a *société anonyme*. The CSD is responsible for settling and clearing ASE transactions, and holding the shares deposited with it in book entry form. The CSD is administered by a nine-member board of directors. Its shareholders are the members of the ASE, banks listed on the ASE, companies managing mutual funds and portfolio investment companies.

Book entry of listed securities was introduced by virtue of Law 2396/1996, as amended. The dematerialisation of Greek shares commenced in March 1999, with the market becoming fully dematerialised in December 1999.

To participate in the dematerialised system of securities ("SAT") each investor is required to open a dematerialisation account, which is identified by a dematerialised account number ("SAT account"). Shareholders who wish to open an SAT account can appoint one or more ASE members or custodian banks as authorised operators ("Operators") of their SAT accounts. Only the Operators have access to balances and other information concerning a SAT account.

The settlement and clearance procedure through the CSD consists of three stages:

- First, the notification by the ASE to the CSD of the transactions concluded within each trading day;
- Second, the notification by the Operators of the SAT account of the seller and the buyer of the number of shares to be debited and credited to their respective SAT accounts. Following the notification of the SAT account of the seller the shares sold are blocked for transfer purposes. Furthermore, the system ensures that the shares sold are debited from the SAT account of the seller and credited to the SAT account of the buyer. Under Greek Law, a person is prohibited from entering into sales of securities on the ASE if such person does not have full and unencumbered title to, and possession of, the securities being sold at the time the order is matched. Short sales of securities listed on the ASE are strictly regulated by the CMC and permitted only for hedging reasons in case of previously executed derivative contracts; and
- Third, the clearance of the transaction involves delivery versus payment on a multilateral basis. Bilateral clearance is also possible in exceptional circumstances, in particular in matched order transactions. The transfer of shares is effected by debiting the SAT account of the seller and crediting the SAT account of the buyer on the settlement date. The settlement and clearing of shares in book entry form is carried out by the CSD on the third day after the trade day (T+3).

The ASE may invalidate a transaction if it considers it necessary for the protection of the investors, in particular in cases of fraud.

Liabilities of brokerage firms resulting from their trading activities are guaranteed by the Athens Stock Exchange Guarantee Fund, to which each ASE member contributes, and which is operated as a separate legal entity.

FOREIGN INVESTMENT AND FOREIGN EXCHANGE CONTROLS IN GREECE

There are currently no exchange controls in Greece that would restrict the payment of dividends or other capital distributions to a holder of shares or GDRs outside Greece, and there are currently no restrictions in Greece that would affect the right of a non-Greek holder of shares or GDRs to dispose of his shares or GDRs, as the case may be, and receive the proceeds of such disposal outside Greece.

All forms of capital movement in and out of Greece have been deregulated. Foreign investors may purchase securities listed on the ASE, as well as Greek Government bonds and treasury bills. Repatriation of capital and dividends and any other income on securities is fully deregulated provided the foreign investor has the following documents:

- the certificate of a broker or other relevant person evidencing the purchase of the securities;
- the certificate of the company as to the entitlement of the payment of dividends; and
- in the event of the sale of securities, the certificate of a broker, or some other form of written proof, that the relevant securities were sold for drachmas in Greece with a view to exporting the sale proceeds.

DESCRIPTION OF OUR SHARE CAPITAL

We were incorporated as a *société anonyme* on 1st January, 2001 under the Liberalisation Law and pursuant to Presidential Decree 333/2000 for a term of 100 years, which may be extended by a resolution of the shareholders' general assembly. We have our corporate seat in the Municipality of Athens, Greece. We are registered under number 7829/01/B/00/768 in the Register of Companies and our executive offices are at 30 Chalkokondyli Street, 10432 Athens, Greece. Presidential Decree 333/2000 constitutes our articles of incorporation. The following discussion of our articles of incorporation is qualified in its entirety by reference to the full text of our articles of incorporation.

The new shares to be offered by the Company were authorised pursuant to a resolution by the general assembly of shareholders on 22nd November, 2001 acting with an Increased Quorum and Increased Majority, both as defined below, and will be issued against payment in accordance with Greek law.

General

Our authorised share capital as at the date of this offering circular is GRD 232 billion (€ 680.9 million) divided into 232 million registered shares with nominal value of GRD 1,000 each (€ 2.9). Our share capital was created by Presidential Decree 333/2000. Our total paid-up share capital is GRD 220 billion divided into 220 million registered shares with nominal value of GRD 1,000 each (€ 2.9). All of our shares are owned by the Hellenic Republic. Our shareholders approved a capital increase of 12 million shares at an extraordinary general assembly held on 22nd November, 2001. Following the completion of the combined offering, our total paid-up share capital will increase to GRD 232 billion (€ 680.9 million) divided into 232 million shares.

Form and Transfer of Shares

Our ordinary shares are in registered form. In conjunction with the combined offering, we will implement, upon commencement of trading, a book-entry system of registration whereby shares are held in dematerialised form. Transfers of ownership of dematerialised shares will be effected through the ASE and the CSD by registration of the transaction in the CSD's records. The securities accounts of the investors shall be credited and debited by the account operators after each transaction. Transfers may also be effected, subject to certain requirements pursuant to Law 3632/1928, through an "off-exchange" transaction under a written agreement. A copy of this agreement, together with a form indicating the securities accounts of the parties, must be delivered to the CSD, which subsequently registers the transfer in its records.

The CSD will issue certificates to shareholders containing provisions regarding the capacity of the shareholders, the share identification data, the number of shares owned, the reason for the certificate's issuance as well as any possible encumbrances over the shares. These certificates are issued by the CSD following a shareholder's request addressed to the CSD, either directly or through an account operator. Certificates may also be issued directly by an account operator through the Dematerialised Securities System ("DSS"), following a shareholder's request to the account operator, provided that the shares for which the certificates are requested are held through an account managed by the account operator. The person whose name appears in the CSD's records will be considered to be the shareholder of a dematerialised share.

Pursuant to Greek law and under limited circumstances, companies may purchase their own shares. The most common of such circumstances is the acquisition of shares by a company for the purposes of distribution of the company's shares to its employees or to the employees of an affiliated company.

In addition, companies whose shares are listed on the ASE may acquire, directly or through a third person, shares representing up to 10% of their own share capital. This process allows stabilisation of a company's share price in circumstances where it is believed that the share price is substantially lower than that which would correspond to the state of the market, given the financial condition and prospects of the company. According to Greek company law, the decision to stabilise is taken by the company's general assembly of shareholders on the basis of a 20% quorum of the entire paid-up share capital and an absolute majority of 50% of the paid-up share capital represented at the general assembly plus one share. According to our articles of incorporation, a 50% quorum of the entire paid-up share capital and an absolute majority of 50% of the paid-up share capital represented at the

general assembly plus one share, is required for us to take a decision to stabilise. The decision of a company's board of directors to convene a general assembly and the decision of the general assembly of the shareholders must be communicated to the ASE and the CMC. The purchased shares must be fully paid-up and acquired from the market and the Collective Investments in Tradeable Securities Organisations, ("OSEKA"); otherwise, the purchase may be declared invalid by the CMC. The purchased shares must be sold or distributed to the company's employees within three years of their purchase or otherwise must be cancelled. The board of directors must communicate both the decision to sell and the decision to cancel to the ASE. In addition, the decision to sell must be published in at least two daily newspapers with circulation throughout Greece, at least 10 days in advance of the purchase, and any decision to cancel the purchase must be communicated to the Ministry of the National Economy. All shares acquired by us cannot be voted but may be taken into account for the purpose of assessing a quorum.

Disclosure Requirements

When, as a result of a transfer of shares listed on the ASE, a person owns or indirectly controls a percentage equal to or in excess of 5%, 10%, 20%, 33⅓%, 50% or 66⅔% of the voting rights of the relevant company, or such ownership or control falls below these levels, the holder is required to notify the company and the ASE of his holdings and percentage of voting rights in writing within one calendar day. When a person holds an interest of more than 10% of the voting rights of a company whose securities are listed on the ASE and that person's interest increases or decreases by more than 3% (or 1½% when the shares of the company have been listed on the ASE for less than 12 months) of the total voting rights in the company, then that person is similarly required to notify the company and the ASE authorities within one calendar day, and at the latest one hour prior to the commencement of the ASE session that follows the transaction.

Decision 14212/1/195/19.07.2000 of the CMC regulates the public takeover bid for securities that are listed on the ASE. Pursuant to this decision, anyone who proceeds with a takeover bid for a public company must address to the shareholders a bid for the acquisition of at least 50% of the total number of shares of that company, specifying the minimum number of shares which must be accepted for the bid to remain in force. In addition, any person who acquires shares and due to such acquisition holds more than 50% of the total voting rights of the company for whose shares he is bidding, is obliged within 30 days to make a public takeover bid for the remaining shares of that company (subject to certain exceptions and qualifications).

Such a public takeover bid must be announced, prior to its announcement to the public, to the CMC and the board of directors of the target company and within the next day in the Daily Price Bulletin of the ASE, one major daily newspaper, one major financial newspaper, and if the company is listed on a foreign stock exchange, in a financial newspaper at the registered seat of that foreign stock exchange. The bidder must also issue and make public (following the approval of the CMC) an information memorandum containing certain data required by the CMC. The results of the bid are to be published within 48 hours from the end of the acceptance period.

If a shareholder holds 10% or more of any class of shares of a listed company and intends within three months or less to acquire or transfer shares of the same class representing more than 5% of the share capital of the company, the shareholder must notify the ASE of the intended transaction volume, the time period within which the transactions will be effected and the brokerage company through which the transactions will be effected.

For 30 days from the end of the period for which quarterly financial statements of the company are being issued or for a shorter time period until the publication of such financial statements, as well as from the time any confidential information comes to their possession in any way, shareholders holding more than 20% of the share capital of a company, members of a company's board of directors, executive officers of a company, a company's internal auditors and legal counsel, as well as a company's affiliates, may effect transactions in shares of the company or in derivatives related to shares of the company or its affiliates, only after prior notification to the board of directors of the company and publication of such notification in the Daily Price Bulletin of the ASE at least one day prior to the transaction.

Voting Rights and Restrictions

Each share gives the holder the right to cast one vote at a general assembly of shareholders.

In case the participation percentage of a shareholder or affiliated companies exceeds 5% of our share capital, such shareholder will not have the right to be present and vote at the general assembly for the percentage of his holdings exceeding 5%.

Banks and other organisations with registered offices abroad which, according to the laws of the country of their establishment based on the shares they hold, issue titles, or depositary receipts, representing shares and provided such titles have been issued in favour of a particular shareholder at a percentage above 5%, will not have the right of presentation and voting in favour of the specific shareholder as concerns the percentage of the shareholder's holdings exceeding 5%.

The Hellenic Republic's participation in our share capital cannot, by law, hold less than 51% of our voting shares after each increase of share capital.

Dividends

We may only pay dividends out of profits for the preceding financial year and any distributable reserves after the annual financial statements are approved by the general assembly of shareholders. Before the payment of dividends, we must allocate annually 5% of our net profits to the formation of a legal reserve until this legal reserve equals, or is maintained at a level equal to, at least one-third of our share capital.

According to our articles of incorporation and Greek company law, we are required to pay a minimum dividend equal the greater of (a) 6% of our paid-up share capital or (b) 35% of our net profits for that year after the formation of legal reserves. According to Law 148/1967, as amended, a company's general assembly, acting with the majority of at least 65% of the paid-up share capital, may decide not to pay the minimum dividend. In this case, the undistributed dividends of up to at least 35% of the net profits for that year are transferred to a special reserve account. This reserve account must be capitalised within four years from its formation by the issuance of new shares, which are distributed to the shareholders as a share dividend. By a resolution of the general assembly, passed by a majority representing at least 70% of the paid-up share capital, the undistributed dividends can be transferred into reserves or otherwise applied. Under our articles of incorporation, the general assembly of shareholders can decide to distribute any net profits remaining after allocation to the ordinary reserve and distribution of the minimum dividend through the issuance of new shares, which are distributed to the shareholders as share dividends. This decision requires an Increased Quorum and Increased Majority, each as defined below. However, the decision not to distribute a dividend of net profits equal to 6% of the share capital would require a unanimous decision of all shareholders present at a general assembly of our shareholders.

Within six months following the end of our financial year, an annual general assembly of our shareholders is convened to approve our financial statements and the distribution of a dividend to shareholders with respect to the previous financial year. The annual general assembly is duly convened when a quorum representing one-third of the paid-up share capital is present. Decisions of the annual general assembly are taken by an absolute majority of voting shareholders in attendance.

The amount approved for distribution shall be paid to shareholders within two months of the resolution approving our annual financial statements. Dividends not claimed by shareholders within five years of their distribution are forfeited in favour of the Hellenic Republic.

According to Greek company law, we may pay interim dividends with the approval of the board of directors if, at least 20 days before such payment, our interim financial statements are submitted to the Greek Ministry of Development and published in the Greek Government's Gazette and in a Greek financial newspaper. Such dividends cannot exceed one-half of the net profits as set forth in the interim financial statements. The board of directors has the authority to declare and pay such dividends without obtaining the approval of shareholders in general assembly.

Finally, according to our articles of incorporation and Greek company law, no distribution may be made if at the end of the last financial year our own funds that are shown in the balance sheet are lower, or will be lower after the distribution, than the aggregate of the share capital and the reserves that may not be distributed.

General Assembly of Shareholders

Pursuant to our articles of incorporation and Greek company law, the general assembly of shareholders (which is the supreme corporate body of a Greek *société anonyme*) is entitled to decide on any and all company affairs. Its resolutions are binding on our board of directors and executive officers as well as all shareholders, including those absent from the general assembly and those dissenting.

The general assembly is the only competent body to decide, among other matters, (a) the extension of the duration of our company, our merger, revival, de-merger or dissolution, (b) amendments to our articles of incorporation, (c) increases or reductions of our share capital (except for increases authorised by the board of directors, as described below), (d) the issuance of bonds or convertible bonds (except for the issuance of convertible bonds authorised by the board of directors, as described below), (e) election of members of the board of directors and the Chairman, (f) the appointment of auditors and liquidators, (g) the distribution of annual profits, (h) the approval of the annual financial statements, (i) transformation of the company into a different corporate form and (j) the release of the board of directors and auditors from liability upon acceptance of the financial statements.

The ordinary general assembly is in principle convened by the board of directors and is held regularly within six months of the end of each financial year. The board of directors may convene an extraordinary general assembly when and as it deems necessary. According to our articles of incorporation and Greek company law, chartered auditors are also entitled to request the Chairman to convene an extraordinary general assembly within ten days of the notification of such request.

A Simple Quorum for our general assembly is met whenever shareholders holding at least 50% of the paid-up share capital are present or represented at the assembly. If a Simple Quorum is not achieved, the general assembly convenes again within 20 days from the date of the previous assembly. At such adjourned assembly, the general assembly is in quorum and decides lawfully on all items of the initial agenda whenever shareholders holding 20% of the paid-up share capital are present or represented at the assembly. In case such quorum is not obtained, the general assembly convenes again within 30 days from the date of the previous assembly. At this subsequent assembly, the general assembly is in quorum and may decide on all items of the initial agenda irrespective of the number of shareholders present.

Certain extraordinary resolutions by the general assembly require, however, an Increased Quorum of two-thirds of the paid-up share capital present either in person or by proxy. These extraordinary resolutions include: (a) a change in our objects, (b) an increase in the obligations of shareholders, (c) an increase in our share capital if such increase is not made pursuant to a decision of our board of directors in accordance with our articles of incorporation, or enforced by law, or made after a capitalisation of reserves, (d) a reduction of our share capital, (e) the limitation or waiver of the pre-emptive rights of our shareholders where an increase in our share capital is not effected through a contribution in kind or the issuance of convertible bonds, (f) the merger, de-merger, conversion, extension of duration or dissolution of our company, (g) the issuance of a loan by bonds convertible into shares if this issuance is not made pursuant to a decision of our board of directors in accordance with our articles of incorporation, (h) the granting or renewal of the power of the board of directors to increase our share capital, (i) any amendment to provisions of our articles of incorporation governing the definition and use of increased quorum and majority, (j) the alteration of our way of disposing of profits and (k) change of our nationality.

In the event that an Increased Quorum is not achieved, the general assembly is adjourned and the required quorum at the adjourned general assembly is met when shareholders representing at least 50% of the paid-up share capital are present. Furthermore, where this 50% is not achieved, the adjourned general assembly will be quorate when shareholders representing at least one-third of the paid-up share capital are present or represented by proxy.

In general, resolutions at a general assembly are passed by a simple majority of the votes present or represented by proxy ("Simple Majority"). However, when an Increased Quorum is required, resolutions at a general assembly are passed by a majority of two-thirds of the paid-up share capital present or represented by proxy ("Increased Majority"). The same rule applies in case of any adjourned general assembly requiring an Increased Quorum.

Issue of Ordinary Shares and Pre-Emptive Rights

Our share capital may be increased pursuant to a decision adopted by a general assembly of shareholders. This decision of a general assembly requires a quorum of two-thirds of the paid-up share capital. If such quorum is not achieved, a second general assembly will be held that will require a quorum of 50% of the paid-up share capital and if such quorum is not achieved again, the quorum requirement for the third general assembly decreases to one-third of the paid-up share capital. This decision of a general assembly must be adopted by a majority of two-thirds of the votes present or represented thereat. In all cases where our reserves exceed 25% of the paid-up share capital, a decision of a general assembly with Increased Quorum and Increased Majority is required to increase our share capital.

For a period of five years after incorporation as a *société anonyme*, our share capital may be increased, pursuant to a decision taken by a two-thirds majority of the board of directors, (a) by an amount not exceeding the initial paid-up share capital (GRD 220 billion (€ 645.6 million)) or (b) by taking out a loan or issuing bonds convertible into shares up to an amount not exceeding half of the paid-up share capital. The general assembly of shareholders may increase our share capital by the issue of new shares up to an amount no greater than five times the initial paid-up shares capital (GRD 220 billion (€ 645.6 million)) pursuant to a decision taken by a Simple Quorum and Simple Majority of the shareholders at a general assembly. Authorisations may be renewed by a resolution of the shareholders in a general assembly for a period of time not exceeding five years in each case. Thereafter, under our articles of incorporation and Greek company law, the board of directors may increase our share capital by issuing new shares or by taking out a loan or issuing bonds convertible into shares for the first period of five years after incorporation and, after the end of such period, pursuant to a grant of authority under a decision of a general assembly which requires a quorum of two-thirds of the paid-up share capital and a majority of two-thirds of the votes present or represented at the general assembly. The share capital increase may not exceed one-half of the amount of the paid-up share capital at the date when this authority was granted to the board of directors. The decision of the board of directors must be approved by a two-thirds majority of the board of directors. The board of directors' authority is granted for a five-year period and may be renewed by a general assembly for a further five-year period. If our reserves exceed one quarter of the paid-up share capital, a decision by our general assembly of shareholders taken by an Increased Quorum and Increased Majority is always required for an increase of our share capital.

An increase of our share capital approved under the preceding paragraph will not require an amendment to the articles of incorporation. Any other increase of our share capital must be effected by amending the articles of incorporation. All share capital increases which are not effected through contributions in kind, or by issuing bonds convertible into shares, shall be offered on a pre-emptive basis to the existing shareholders according to their shareholding participation in our company, unless the pre-emptive rights of the shareholders have been limited or waived by a decision of a general assembly. This decision of a general assembly requires a quorum of two-thirds of the paid-up share capital. If such quorum is not achieved, the quorum requirement decreases to 50%, and then to one-third of the paid-up share capital. The required majority for a decision of a general assembly is an Increased Majority. If and to the extent the existing shareholders do not exercise their pre-emptive rights within the prescribed period (which must be at least one month), the board of directors can dispose of the surplus shares.

Rights of Minority Shareholders

Our articles of incorporation and Greek company law provide that upon request by shareholders representing 5% of our paid-up share capital, (a) the board of directors is obliged to convene an extraordinary general assembly of shareholders within 30 days of the request, (b) the chairman of the

general assembly is obliged to allow one postponement of the adoption of resolutions by general assembly provided an adjourned meeting is convened within 30 days to reconsider the resolutions, (c) the resolution of any matter included on the agenda for the general assembly is adopted by a roll call, (d) the board of directors must disclose to the general assembly any amounts we paid to the directors, our senior management or to our employees during the course of the last two years and any agreements concluded between our company and such persons and (e) the board of directors must provide information concerning the affairs of our company useful for the evaluation of the items on the agenda, although the board of directors can refuse such a request based on reasonable grounds, which must be recorded in the minutes in accordance with our articles of incorporation and Greek company law.

Shareholders representing 5% of our paid-up share capital have the right to request a competent court to order an investigation of our company if it is believed that actions taken by the board of directors violated applicable law or our articles of incorporation.

Shareholders representing one-third of our paid-up share capital have the right to request a competent court to review our operations, when it is believed that we are not properly managed. Shareholders representing one-third of the paid-up share capital have the right to request the board of directors, even if they are represented on the board of directors, to provide them with information on the conduct of our business. The board of directors is obliged to provide such information, although it can refuse such a request on reasonable grounds, which must be recorded in the minutes in accordance with law and our articles of incorporation.

Rights on Liquidation

A liquidation procedure involves the dissolution of our company either (a) after expiration of the initial duration period of our company, or (b) following a relevant decision of the general assembly taken by a quorum of shareholders representing two-thirds of our paid-up share capital being present or represented at the general assembly and two-thirds voting majority of the shareholders present or represented in such general assembly. During liquidation, a general assembly has the authority to designate at least two liquidators who have all the rights ordinarily held by the board of directors. One of the liquidators represents the minority shareholders. The board of directors ceases to exist upon the appointment of the liquidators.

Upon the passing of the resolution on liquidation, the liquidator(s) shall draw-up an inventory of all our assets, complete pending transactions and sell our assets to the extent necessary to discharge our liabilities (excluding all amounts owed to the shareholders). Following the discharge of all our liabilities, the board of directors or the liquidator(s), as the case may be, shall reimburse the shareholders in full satisfaction of all amounts due to each of them in respect of their initial or further capital contributions and shall distribute to the shareholders pro rata the remaining Company assets.

During the liquidation procedure, the general assembly is entitled to all rights under our articles of incorporation and Greek company law.

TERMS AND CONDITIONS OF THE GLOBAL DEPOSITARY RECEIPTS

The following terms and conditions (subject to completion and amendment and excepting sentences in italics) will apply to the GDRs, and will be endorsed on each GDR certificate:

The Global Depositary Receipts ("GDRs") represented by this certificate are each issued in respect of one share of par value GRD 1,000 (€ 2.9) each (the "Shares") in Public Power Corporation S.A. (the "Company") pursuant to and subject to an agreement dated 12th December, 2001, and made between the Company and The Bank of New York in its capacity as depositary (the "Depositary") for the "Regulation S Facility" and for the "Rule 144A Facility" (such agreement, as amended from time to time, being hereinafter referred to as the "Deposit Agreement"). Pursuant to the provisions of the Deposit Agreement, the Depositary has appointed National Bank of Greece as Custodian (the "Custodian") to receive and hold on its behalf any relevant documentation respecting certain Shares (the "Deposited Shares") and all rights, interests and other securities, property and cash deposited with the Custodian which are attributable to the Deposited Shares (together with the Deposited Shares, the "Deposited Property"). The Depositary shall hold Deposited Property for the benefit of the Holders (as defined below) as bare trustee in proportion to their holdings of GDRs. In these terms and conditions (the "Conditions"), references to the "Depositary" are to The Bank of New York and/or any other depositary which may from time to time be appointed under the Deposit Agreement, references to the "Custodian" are to National Bank of Greece or any other custodian from time to time appointed under the Deposit Agreement and references to the "Main Office" mean, in relation to the relevant Custodian, its head office in the city of Athens or such other location of the head office of the Custodian in Greece as may be designated by the Custodian with the approval of the Depositary (if outside the city of Athens) or the head office of any other custodian from time to time appointed under the Deposit Agreement.

The GDRs will upon issue be represented by interests in a GDR which represents Regulation S GDRs issued pursuant to the Deposit Agreement ("Regulation S Master GDR"), evidencing the GDRs offered and sold outside of the United States and Greece in offshore transactions in reliance on Regulation S under the Securities Act ("Regulation S GDRs"), and by interests in a GDR which represents Rule 144A GDRs issued pursuant to the Deposit Agreement ("Rule 144A Master GDR"), evidencing the GDRs offered and sold in the United States in accordance with Rule 144A under the Securities Act ("Rule 144A GDRs"). The GDRs are exchangeable in the circumstances set out in "Summary of Provisions Relating to the GDRs while in Master Form" for a certificate in definitive registered form in respect of GDRs representing all or part of the interest of the holder in the Master GDR.

References in these Conditions to the "Holder" of any GDR shall mean the person or persons registered on the books of the Depositary maintained for such purpose (the "Register") as holder. These Conditions include summaries of, and are subject to, the detailed provisions of the Deposit Agreement, which includes the forms of the certificates in respect of the GDRs. Copies of the Deposit Agreement are available for inspection at the specified office of the Depositary and each Agent (as defined in Condition 17) and at the Main Office of the Custodian. Terms used in these Conditions and not defined herein but which are defined in the Deposit Agreement have the meanings ascribed to them in the Deposit Agreement. **Holders of GDRs are not party to the Deposit Agreement and thus, under English law, have no contractual rights against, or obligations to, the Company or Depositary. However, the Deed Poll executed by the Company in favour of the Holders provides that, if the Company fails to perform the obligations imposed on it by certain specified provisions of the Deposit Agreement, any Holder may enforce the relevant provisions of the Deposit Agreement as if it were a party to the Deposit Agreement and was the "Depositary" in respect of that number of Deposited Shares to which the GDRs of which he is the Holder relate. The Depositary is under no duty to enforce any of the provisions of the Deposit Agreement on behalf of any Holder of a GDR or any other person.**

1. Withdrawal of Deposited Property and Further Issues of GDRs

1.1 Any Holder may request withdrawal of, and the Depositary shall thereupon relinquish, the Deposited Property attributable to any GDR upon production of such evidence of the entitlement

of the Holder to the relative GDR as the Depositary may reasonably require, at the specified office of the Depositary or any Agent accompanied by:

(i) a duly executed order (in a form approved by the Depositary) requesting the Depositary to cause the Deposited Property being withdrawn to be delivered at the Main Office of the Custodian, or (at the request, risk and expense of the Holder, and only if permitted by applicable law from time to time) at the specified office located in New York, London or Athens of the Depositary or any Agent, or to the order in writing of, the person or persons designated in such order;

(ii) the payment of such fees, taxes, duties, charges and expenses as may be required under these Conditions or the Deposit Agreement;

(iii) the surrender (if appropriate) of GDR certificates in definitive registered form properly endorsed in blank or accompanied by proper instruments of transfer satisfactory to the Depository to which the Deposited Property being withdrawn is attributable; and

(iv) the delivery to the Depositary of a duly executed and completed certificate substantially in the form set out either (a) in Schedule 3, Part B, to the Deposit Agreement, if Deposited Property is to be withdrawn or delivered during the Distribution Compliance Period (such term being defined as the 40 day period beginning on the latest of the commencement of the Offering and the original issue date of the GDRs) in respect of surrendered Regulation S GDRs, or (b) in Schedule 4, Part B, to the Deposit Agreement, if Deposited Property is to be withdrawn or delivered in respect of surrendered Rule 144A GDRs.

1.2 Upon production of such documentation and the making of such payment as aforesaid for withdrawal of the Deposited Property in accordance with Condition 1.1, the Depositary will direct the Custodian, by tested telex, facsimile or SWIFT message, within a reasonable time after receiving such direction from such Holder, to deliver at its Main Office to, or to the order in writing of, the person or persons designated in the accompanying order:

(i) a certificate (if any) for, or other appropriate instrument of title (if any) to or evidence of a book-entry transfer in respect of the relevant Deposited Shares, registered in the name of the Depositary or its nominee and accompanied by such instruments of transfer in blank or to the person or persons specified in the order for withdrawal and such other documents, if any, as are required by law for the transfer thereof; and

(ii) all other property forming part of the Deposited Property attributable to such GDR, accompanied, if required by law, by one or more duly executed endorsements or instruments of transfer in respect thereof; provided however that the Depositary may make delivery at its specified office in New York of any Deposited Property which is in the form of cash;

PROVIDED THAT the Depositary (at the request, risk and expense of any Holder so surrendering a GDR):

(a) will direct the Custodian to deliver the certificates for, or other instruments of title to, or book-entry transfer in respect of, the relevant Deposited Shares and any document relative thereto and any other documents referred to in sub-paragraphs 1.2(i) and (ii) of this Condition (together with any other property forming part of the Deposited Property which may be held by the Custodian or its agent and is attributable to such Deposited Shares); and/or

(b) will deliver any other property forming part of the Deposited Property which may be held by the Depositary and is attributable to such GDR (accompanied, if required by law, by one or more duly executed endorsements or instruments of transfer in respect thereof);

in each case to the specified office located in New York or London of the Depositary (if permitted by applicable law from time to time) or at the specified office in Greece of any Agent as designated by the surrendering Holder in the order accompanying such GDR.

1.3 Delivery by the Depositary, any Agent and the Custodian of all certificates, instruments, dividends or other property forming part of the Deposited Property as specified in this Condition will be made subject to any laws or regulations applicable thereto.

1.4 The Depositary may, in accordance with the terms of the Deposit Agreement and upon delivery of a duly executed order (in a form reasonably approved by the Depositary) and a duly executed certificate substantially in the form of (a) Schedule 3, Part A of the Deposit Agreement *(which is described in the following paragraph)* by or on behalf of any investor who is to become the beneficial owner of the Regulation S GDRs or (b) Schedule 4, Part A of the Deposit Agreement *(which is described in the second following paragraph)* by or on behalf of any investor who is to become the beneficial owner of Rule 144A GDRs from time to time execute and deliver further GDRs having the same terms and conditions as the GDRs which are then outstanding in all respects (or the same in all respects except for the first dividend payment on the Shares corresponding to such further GDRs) and, subject to the terms of the Deposit Agreement, the Depositary shall accept for deposit any further Shares in connection therewith, so that such further GDRs shall form a single series with the already outstanding GDRs. References in these Conditions to the GDRs include (unless the context requires otherwise) any further GDRs issued pursuant to this Condition and forming a single series with the already outstanding GDRs.

The certificate to be provided in the form of Schedule 3, Part A, of the Deposit Agreement certifies, among other things, that the person providing such certificate is not a US person (as defined in Regulation S under the US Securities Act of 1933, as amended (the "Securities Act")), is located outside the United States and will comply with the restrictions on transfer set forth under "Transfer Restrictions and Settlement".

The certificate to be provided in the form of Schedule 4, Part A, of the Deposit Agreement certifies, among other things that the person providing such certificate is a qualified institutional buyer (as defined in Rule 144A under the Securities Act ("QIB")) or is acting for the account of another person and such person is a QIB and, in either case, will comply with the restrictions on transfer set forth under "Transfer Restrictions and Settlement".

1.5 Any further GDRs issued pursuant to Condition 1.4 which correspond to Shares which have different dividend rights from the Shares corresponding to the outstanding GDRs will correspond to a separate temporary global Regulation S GDR and/or Rule 144A GDR. Upon becoming fungible with outstanding GDRs, such further GDRs shall be evidenced by a Master Regulation S GDR and a Master Rule 144A GDR (by increasing the total number of GDRs evidenced by the relevant Master Regulation S GDR and the Master Rule 144A GDR by the number of such further GDRs, as applicable).

1.6 The Depositary may issue GDRs against rights to receive Shares from the Company (or any agent of the Company recording Share ownership). No such issue of GDRs will be deemed a "Pre-Release" as defined in Condition 1.7.

1.7 Unless requested in writing by the Company to cease doing so, and notwithstanding the provisions of Condition 1.4, the Depositary may execute and deliver GDRs or issue interests in a Master Regulation S GDR or a Master Rule 144A GDR, as the case may be, prior to the receipt of Shares (a "Pre-Release"). The Depositary may, pursuant to Condition 1.1, deliver Shares upon the receipt and cancellation of GDRs, which have been Pre-Released, whether or not such cancellation is prior to the termination of such Pre-Release or the Depositary knows that such GDR has been Pre-Released. The Depositary may receive GDRs in lieu of Shares in satisfaction of a Pre-Release. Each Pre-Release will be (a) preceded or accompanied by a written representation from the person to whom GDRs or Deposited Property are to be delivered (the "Pre-Releasee") that such person, or its customer, (i) owns or represents the owner of the corresponding Deposited Property or GDRs to be remitted (as the case may be), (ii) assigns all beneficial right, title and interest in such Deposited Property or GDRs (as the case may be) to the Depositary in its capacity as such and for the benefit of the Holders and (iii) will not take any action with respect to such GDRs or Deposited Property (as the case may be) that is inconsistent with the transfer of beneficial ownership (including without the consent of the Depositary, disposing of such Deposited Property or GDRs, as the case may be), other than in satisfaction of such Pre-Release, (b) at all times fully collateralised with cash or such other collateral as the Depository determines in good faith will provide substantially similar liquidity and security, (c) terminable by the Depositary on not more than five (5) business days' notice, and (d) subject to such further indemnities and credit regulations as the Depositary deems appropriate. The number of GDRs which are outstanding at

any time as a result of Pre-Release will not normally represent more than 30% of the total number of GDRs then outstanding; provided, however, that the Depositary reserves the right to change or disregard such limit from time to time as it deems reasonably appropriate and may, with the prior written consent of the Company, change such limits for the purpose of general application. The Depositary will also set euro limits with respect to such transactions hereunder with any particular Pre-Releasee hereunder on a case by case basis as the Depositary deems appropriate. The collateral referred to in sub-paragraph (b) above shall be held by the Depositary as security for the performance of the Pre-Releasee's obligations in connection herewith, including the Pre-Releasee's obligation to deliver Shares and/or other securities or GDRs upon termination of a transaction anticipated hereunder (and shall not, for the avoidance of doubt, constitute Deposited Property hereunder).

The Depositary may retain for its own account any compensation received by it in connection with the foregoing including, without limitation, earnings on the collateral.

The person to whom a Pre-Release of Rule 144A GDRs or Rule 144A Shares is to be made pursuant to this Condition 1.7 shall be required to deliver to the Depositary a duly executed and completed certificate substantially in the form set out in Schedule 4 Part A of the Deposit Agreement. The person to whom any Pre-Release of Regulation S GDRs or Regulation S Shares is to be made pursuant to this paragraph shall be required to deliver to the Depositary a duly executed and completed certificate substantially in the form set out in Schedule 3 Part A of the Deposit Agreement.

2. Suspension of Issue of GDRs and of Withdrawal of Deposited Property

The Depositary shall be entitled, at its reasonable discretion, at such times as it shall determine, to suspend the issue or transfer of GDRs (and the deposit of Shares) generally or in respect of particular Shares. In particular, to the extent that it is in its opinion practicable for it to do so, the Depositary will refuse to execute and deliver GDRs or to register transfers of GDRs if it has been notified by the Company in writing that the Deposited Shares or GDRs or any depositary receipts corresponding to Shares are listed on a U.S. Securities Exchange or quoted on a U.S. automated inter dealer quotation system unless accompanied by evidence satisfactory to the Depositary that any such Shares are eligible for resale pursuant to Rule 144A. Further, the Depositary may suspend the withdrawal of Deposited Property during any period when the Register, or the register of shareholders of the Company is closed or, generally or in one or more localities, if deemed necessary or desirable or advisable by the Depositary in good faith at any time or from time to time, in order to comply with any applicable law or governmental or stock exchange regulations or any provision of the Deposit Agreement or for any other reason. The Depositary shall (unless otherwise notified by the Company) restrict the withdrawal of Deposited Shares where the Company notifies the Depositary in writing that such withdrawal would result in ownership of Shares exceeding any limit under any applicable law, government resolution or the Company's constitutive documents or would otherwise violate any applicable laws.

3. Transfer and Ownership

The GDRs are in registered form, each corresponding to one Share. Title to the GDRs passes by registration in the Register and accordingly, transfer of title to a GDR is effective only upon such registration. The Depositary will refuse to accept for transfer any GDRs if it reasonably believes that such transfer would result in violation of any applicable laws. The Holder of any GDR will (except as otherwise required by law) be treated by the Depositary and the Company as its beneficial owner for all purposes (whether or not any payment or other distribution in respect of such GDR is overdue and regardless of any notice of ownership, trust or any interest in it or any writing on, or theft or loss of any certificate issued in respect of it) and no person will be liable for so treating the Holder.

Interests in Rule 144A GDRs corresponding to the Master Rule 144A GDR may be transferred to a person whose interest in such Rule 144A GDRs is subsequently represented by the Master Regulation S GDR only upon receipt by the Depositary of written certifications (in the forms provided in the Deposit Agreement) from the transferor and the transferee to the effect that such transfer is being made in accordance with Rule 903 or Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the "Securities Act").

Prior to expiration of the Distribution Compliance Period, no owner of Regulation S GDRs may transfer Regulation S GDRs or Shares represented thereby except in accordance with Rule 903 or Rule 904 of Regulation S under the Securities Act or to, or for the account of, a qualified institutional buyer as defined in Rule 144A under the Securities Act (each a "QIB") in a transaction meeting the requirements of such Rule 144A. There shall be no transfer of Regulation S GDRs by an owner thereof to a QIB except as aforesaid and unless such owner (i) withdraws Regulation S Shares from the Regulation S Facility in accordance with Clause 3.5 of the Deposit Agreement and (ii) instructs the Depositary to deliver the Shares so withdrawn to the account of the Custodian to be deposited into the Rule 144A Facility for issuance thereunder of Rule 144A GDRs to, or for the account of, such QIB. Issuance of such Rule 144A GDRs shall be subject to the terms and conditions of the Deposit Agreement, including, with respect to the deposit of Shares and the issuance of Rule 144A GDRs, delivery of the duly executed and completed written certificate and agreement required under the Deposit Agreement by or on behalf of each person who will be the beneficial owner of such Rule 144A GDRs certifying that such person is a QIB and agreeing that it will comply with the restrictions on transfer set forth therein and to payment of the fees, charges and taxes provided therein.

4. Cash Distributions

Whenever the Depositary shall receive from the Company any dividend or other cash distribution on or with respect to the Deposited Shares (including any amounts received in the liquidation of the Company) or otherwise in connection with the Deposited Property, the Depositary shall, as soon as practicable, convert the same into euro in accordance with Condition 8. The Depositary shall, if practicable in the opinion of the Depositary, give notice to the Holders of its receipt of such payment in accordance with Condition 23, specifying the amount per Deposited Share payable in respect of such dividend or distribution and the earliest date, determined by the Depositary, for transmission of such payment to Holders and shall as soon as practicable distribute any such amounts to the Holders in proportion to the number of Deposited Shares corresponding to the GDRs so held by them respectively, subject to and in accordance with the provisions of Conditions 9 and 11; PROVIDED THAT:

(a) in the event that the Depositary is aware that any Deposited Shares are not entitled, by reason of the date of issue or transfer or otherwise, to such full proportionate amount, the amount so distributed to the relative Holders shall be adjusted accordingly; and

(b) the Depositary will distribute only such amounts of cash dividends and other distributions as may be distributed without attributing to any GDR a fraction of the lowest integral unit of currency in which the distribution is made by the Depositary, and any balance remaining shall be retained by the Depositary beneficially as an additional fee under Condition 16.1(iv).

5. Distributions of Shares

Whenever the Depositary shall receive from the Company any distribution in respect of Deposited Shares which consists of a dividend or free distribution of Shares, the Depositary shall cause to be distributed to the Holders entitled thereto, in proportion to the number of Deposited Shares corresponding to the GDRs held by them respectively, additional GDRs corresponding to an aggregate number of Shares received pursuant to such distribution. Such additional GDRs shall be distributed by an increase in the number of GDRs corresponding to the Master GDRs or by an issue of certificates in definitive registered form in respect of GDRs, according to the manner in which the Holders hold their GDRs; PROVIDED THAT, if and in so far as the Depositary deems any such distribution to all or any Holders not to be reasonably practicable (including, without limitation, due to the fractions which would otherwise result or to any requirement that the Company, the Custodian or the Depositary withhold an amount on account of taxes or other governmental charges) or to be unlawful, the Depositary shall (either by public or private sale and otherwise at its discretion, subject to all applicable laws and regulations) sell such Shares so received and distribute the net proceeds of such sale as a cash distribution pursuant to Condition 4 to the Holders entitled thereto.

6. Distributions other than in Cash or Shares

Whenever the Depositary shall receive from the Company any dividend or distribution in securities (other than Shares) or in other property (other than cash) on or in respect of the Deposited Property,

the Depositary shall distribute or cause to be distributed such securities or other property to the Holders entitled thereto, in proportion to the number of Deposited Shares corresponding to the GDRs held by them respectively, in any manner that the Depositary may deem equitable and practicable for effecting such distribution; PROVIDED THAT, if and in so far as the Depositary deems any such distribution to all or any Holders not to be reasonably practicable (including, without limitation, due to the fractions which would otherwise result or to any requirement that the Company, the Custodian or the Depositary withhold an amount on account of taxes or other governmental charges) or to be unlawful, the Depositary shall deal with the securities or property so received, or any part thereof, in such way as the Depositary may determine to be equitable and practicable, including, without limitation, by way of sale (either by public or private sale and otherwise at its discretion, subject to all applicable laws and regulations) and shall (in the case of a sale) distribute the resulting net proceeds as a cash distribution pursuant to Condition 4 to the Holders entitled thereto.

7. Rights Issues

If and whenever the Company announces its intention to make any offer or invitation to the holders of Shares to subscribe for or to acquire Shares, securities or other assets by way of rights, the Depositary shall as soon as practicable give notice to the Holders, in accordance with Condition 23, of such offer or invitation, specifying, if applicable, the earliest date established for acceptance thereof, the last date established for acceptance thereof and the manner by which and time during which Holders may request the Depositary to exercise such rights as provided below or, if such be the case, specifying details of how the Depositary proposes to distribute the rights or the proceeds of any sale thereof. The Depositary will deal with such rights in the manner described below:

(a) if and to the extent that the Depositary shall, at its discretion, deem it to be lawful and reasonably practicable, the Depositary shall make arrangements whereby the Holders may, upon payment of the subscription price in Greek drachma or other relevant currency together with such fees, taxes, duties, charges, costs and expenses as may be required under the Deposit Agreement and completion of such undertakings, declarations, certifications and other documents as the Depositary may reasonably require, request the Depositary to exercise such rights on their behalf with respect to the Deposited Shares and to distribute the Shares, securities or other assets so subscribed or acquired to the Holders entitled thereto by an increase in the numbers of GDRs corresponding to the Master GDRs or an issue of certificates in definitive registered form in respect of GDRs, according to the manner in which the Holders hold their GDRs; or

(b) if and to the extent that the Depositary shall at its discretion, deem it to be lawful and reasonably practicable, the Depositary will distribute such rights to the Holders entitled thereto in such manner as the Depositary may at its discretion determine; or

(c) if and to the extent that the Depositary deems any such arrangement and distribution as is referred to in paragraphs (i) and (ii) above to all or any Holders not to be lawful and reasonably practicable (including, without limitation, due to the fractions which would otherwise result or to any requirement that the Company, the Custodian or the Depositary withhold an amount on account of taxes or other governmental charges) or to be unlawful, the Depositary (a) will, PROVIDED THAT Holders have not taken up rights through the Depositary as provided in (i) above, sell such rights (either by public or private sale and otherwise at its discretion subject to all applicable laws and regulations) or (b) may, if such rights are not transferable, in its discretion, arrange for such rights to be exercised and the resulting Shares or securities sold and, in each case, distribute the net proceeds of such sale as a cash distribution pursuant to Condition 4 to the Holders entitled thereto.

(d) (i) Notwithstanding the foregoing, in the event that the Depositary offers rights pursuant to Condition 7(i) (the "Primary GDR Rights Offering"), if authorised by the Company to do so, the Depositary may, in its discretion, make arrangements whereby in addition to instructions given by a Holder to the Depositary to exercise rights on its behalf pursuant to Condition 7(i), such Holder is permitted to instruct the Depositary to subscribe on its behalf for additional rights which are not attributable to the Deposited Shares represented by such Holder's GDRs ("Additional GDR Rights") if at the date and time specified by the Depositary for the conclusion of the Primary GDR Offering (the "Instruction Date") instructions to exercise rights have not been received by the Depositary from the Holders

in respect of all their initial entitlements. Any Holder's instructions to subscribe for such Additional GDR Rights ("Additional GDR Rights Requests") shall specify the maximum number of Additional GDR Rights that such Holder is prepared to accept (the "Maximum Additional Subscription") and must be received by the Depositary by the Instruction Date. If by the Instruction Date any rights offered in the Primary GDR Rights Offering have not been subscribed by the Holders initially entitled thereto ("Unsubscribed Rights"), subject to Condition 7(iv)(c) and receipt of the relevant subscription price in Greek drachma or other relevant currency, together with such fees, taxes, duties, charges, costs and expenses as it may deem necessary, the Depositary shall make arrangements for the allocation and distribution of Additional GDR Rights in accordance with Condition 7(iv)(b).

(ii) Holders submitting Additional GDR Rights Requests shall be bound to accept the Maximum Additional Subscription specified in such Additional GDR Request but the Depositary shall not be bound to arrange for a Holder to receive the Maximum Additional Subscription so specified but may make arrangements whereby the Unsubscribed Rights are allocated *pro rata* on the basis of the extent of the Maximum Additional Subscription specified in each Holder's Additional GDR Rights Request.

(iii) In order to proceed in the manner contemplated in this Condition 7(iv), the Depositary shall be entitled to receive such opinions from Greek counsel and US counsel as in its discretion it deems necessary which opinions shall be in a form and provided by counsel satisfactory to the Depositary and at the expense of the Company and may be requested in addition to any other opinions and/or certifications which the Depositary shall be entitled to receive under the Deposit Agreement and these Conditions. For the avoidance of doubt, save as provided in these Conditions and the Deposit Agreement, the Depositary shall have no liability to the Company or any Holder in respect of its actions or omissions to act under this Condition 7(iv) and, in particular, the Depositary will not be regarded as being negligent, acting in bad faith, or in wilful default if it elects not to make the arrangements referred to in Condition 7(iv)(a).

The Company has agreed in the Deposit Agreement that it will, unless prohibited by applicable law or regulation, give its consent to, and if requested use all reasonable endeavours (subject to the next paragraph) to facilitate, any such distribution, sale or subscription by the Depositary or the Holders, as the case may be, pursuant to Conditions 4, 5, 6, 7 or 10 (including the obtaining of legal opinions from counsel reasonably satisfactory to the Depositary concerning such matters as the Depositary may reasonably specify).

If the Company notifies the Depositary that registration is required in any jurisdiction under any applicable law of the rights, securities or other property to be distributed under Condition 4, 5, 6, 7 or 10 or the securities to which such rights relate in order for the Company to offer such rights or distribute such securities or other property to the Holders or owners of GDRs and to sell the securities corresponding to such rights, the Depositary will not offer such rights or distribute such securities or other property to the Holders or sell such securities unless and until the Company procures the receipt by the Depositary of an opinion from counsel reasonably satisfactory to the Depositary and the Company that a registration statement is in effect or that the offering and sale of such rights or securities to such Holders or owners of GDRs are exempt from registration under the provisions of such law. Neither the Company nor the Depositary shall be liable to register such rights, securities or other property or the securities to which such rights relate and they shall not be liable for any losses, damages or expenses resulting from any failure to do so.

If at the time of the offering of any rights, at its discretion, the Depositary shall be satisfied that it is not lawful or practicable (for reasons outside its control) to dispose of the rights in any manner provided in paragraphs (i), (ii), (iii) and (iv) above, the Depositary shall permit the rights to lapse. The Depositary will not be responsible for any failure to determine that it may be lawful or feasible to make such rights available to Holders or owners of GDRs in general or to any Holder or owner of a GDR or Holders or owners of GDRs in particular.

8. Conversion of Foreign Currency

Whenever the Depositary shall receive any currency other than euro by way of dividend or other distribution or as the net proceeds from the sale of securities, other property or rights, and if at the time of the receipt thereof the currency so received can in the judgement of the Depositary be

converted on a reasonable basis into euro and distributed to the Holders entitled thereto, the Depositary shall as soon as practicable itself convert or cause to be converted by another bank or other financial institution, by sale or in any other manner that it may reasonably determine, the currency so received into euro. If such conversion or distribution can be effected only with the approval or licence of any government or agency thereof, the Depositary shall make reasonable efforts to apply, or procure that an application be made, for such approval or licence, if any, as it may deem desirable. If at any time the Depositary shall determine that in its judgement any currency other than euro is not convertible on a reasonable basis into euro and distributable to the Holders entitled thereto, or if any approval or licence of any government or agency thereof which is required for such conversion is denied or, in the opinion of the Depositary, is not obtainable, or if any such approval or licence is not obtained within a reasonable period as determined by the Depositary, the Depositary may distribute such other currency received by it (or an appropriate document evidencing the right to receive such other currency) to the Holders entitled thereto to the extent permitted under applicable law, or the Depositary may in its discretion hold such other currency for the benefit of the Holders entitled thereto. If any conversion of any such currency can be effected in whole or in part for distribution to some (but not all) Holders entitled thereto, the Depositary may at its discretion make such conversion and distribution in euro to the extent possible to the Holders entitled thereto and may distribute the balance of such other currency received by the Depositary to, or hold such balance for the account of, the Holders entitled thereto, and notify the Holders accordingly.

9. Distribution of any Payments

9.1 Any distribution of cash under Condition 4, 5, 6, 7 or 10 will be made by the Depositary to Holders on the record date established by the Depositary for that purpose (such date to be as close to the record date set by the Company as is reasonably practicable) and, if practicable in the opinion of the Depositary, notice shall be given promptly to Holders in accordance with Condition 23, in each case subject to any laws or regulations applicable thereto and (subject to the provisions of Condition 8) distributions will be made in euro by cheque drawn upon a bank in any city (in any jurisdiction) which the Depositary deems reasonable for the payment or distribution of euro or, in the case of the Master GDRs, according to usual practice between the Depositary and Clearstream, or Euroclear, as the case may be.

9.2 Delivery of any securities or other property or rights other than cash shall be made as soon as practicable to the Holders on the record date established by the Depositary for that purpose (such date to be as close to the record date set by the Company as is reasonably practicable), subject to any laws or regulations applicable thereto. If any distribution made by the Company with respect to the Deposited Property and received by the Depositary shall remain unclaimed at the end of three years from the first date upon which such distribution is made available to Holders in accordance with the Deposit Agreement, all rights of the Holders to such distribution or the proceeds of the sale thereof shall be extinguished and the Depositary shall (except for any distribution upon the liquidation of the Company when the Depositary shall retain the same) return the same to the Company for its own use and benefit subject, in all cases, to the provisions of applicable law or regulation.

10. Capital Reorganisation

Upon any change in the nominal or par value, sub-division, consolidation or other reclassification of Deposited Shares or any other part of the Deposited Property or upon any reduction of capital, or upon any reorganisation, merger or consolidation of the Company or to which it is a party (except where the Company is the continuing corporation), the Depository shall as soon as practicable give notice of such event to the Holders and at its discretion may treat such event as a distribution and comply with the relevant provisions of Conditions 4, 5, 6 and 9 with respect thereto, or may execute and deliver additional GDRs in respect of Shares or may require the exchange of existing GDRs for new GDRs which reflect the effect of such change.

11. Withholding Taxes and Applicable Laws

11.1 Payments to Holders of dividends or other distributions on or in respect of the Deposited Shares will be subject to deduction of Greek and other withholding taxes, if any, at the applicable rates.

11.2 If any governmental or administrative authorisation, consent, registration or permit or any report to any governmental or administrative authority is required under any applicable law in Greece in order for the Depositary to receive from the Company Shares or other securities to be deposited under these Conditions, or in order for Shares, other securities or other property to be distributed under Condition 4, 5, 6 or 10 or to be subscribed under Condition 7 or to offer any rights or sell any securities represented by such rights relevant to any Deposited Shares, the Company will apply for such authorisation, consent, registration or permit or file such report on behalf of the Holders within the time required under such laws. The Depositary will notify the Company of any requirements under Greek law for the Depositary to obtain authorisations, consents, registrations or permits of which the Depositary is aware. In this connection, the Company has undertaken in the Deposit Agreement to the extent reasonably practicable to take such action as may be required in obtaining or filing the same. The Depositary shall not be obliged to distribute GDRs representing such Shares, Shares, other securities or other property deposited under these Conditions or make any offer of any such rights or sell any securities corresponding to any such rights with respect to which such authorisation, consent, registration or permit or such report has not been obtained or filed, as the case may be, and shall have no duties to obtain any such authorisation, consent, registration or permit, or to file any such report.

11.3 The Depositary will use reasonable efforts, to follow the procedures established by the Greek tax authorities to enable eligible owners of GDRs and who are not resident in Greece to benefit from any available reduced withholding tax rate with respect to payments of any dividend or other cash distribution and to recover payment of any Greek taxes.

12. Voting Rights

12.1 Holders will (subject to any applicable provision of Greek law, the Deposited Property or the Articles of the Company) have voting rights with respect to the Deposited Shares. The Company has agreed to notify the Depositary of any resolution to be proposed at a General Meeting of the Company and the Depositary will vote or cause to be voted the Deposited Shares in the manner set out in this Condition 12.

The Company has agreed with the Depositary that it will promptly provide to the Depositary sufficient copies, as the Depositary may reasonably request, of notices of meetings of the shareholders of the Company and the agenda therefor as well as written requests containing voting instructions by which each Holder may give instructions to the Depositary (subject to any applicable provision of Greek law, the Deposited Property or the Articles of the Company) to vote for or against each and any resolution specified in the agenda for the meeting, which the Depositary shall send to any person who is a Holder on the record date established by the Depositary for that purpose (which shall be the same as the corresponding record date set by the Company or as near as practicable thereto) as soon as practicable after receipt of the same by the Depositary in accordance with Condition 23. The Company has also agreed to provide to the Depositary appropriate proxy forms to enable the Depositary to appoint a representative to attend the relevant meeting and vote on behalf of the Depositary.

12.2 In order for each voting instruction to be valid, the voting instructions form must be completed and duly signed by the respective Holder (or in the case of instructions received from the clearing systems should be received by authenticated SWIFT message) in accordance with the written request containing voting instructions and returned to the Depositary by such record date as the Depositary may specify.

12.3 The Depositary will exercise or cause to be exercised the voting rights in respect of the Deposited Shares so that a portion of the Deposited Shares will be voted for and a portion of the Deposited Shares will be voted against any resolution specified in the agenda for the relevant meeting in accordance with the voting instructions it has received.

12.4 If the Depositary is advised in the opinion referred to in Condition 12.7 that it is not permitted by Greek law to exercise the voting rights in respect of the Deposited Shares differently (so that a portion of the Deposited Shares may be voted for a resolution and a portion of the Deposited Shares may be voted against a resolution) the Depositary shall, if the opinion referred to in Condition 12.7 confirms it to be permissible under Greek law, calculate from the voting

instructions that it has received from all Holders (x) the aggregate number of votes in favour of a particular resolution and (y) the aggregate number of votes opposed to such resolution and cast or cause to be cast in favour of or opposed to such resolution the number of votes representing the net positive difference between such aggregate number of votes in favour of such resolution and such aggregate number of votes opposed to such resolution.

12.5 The Depositary will only endeavour to vote or cause to be voted the votes attaching to Shares in respect of which voting instructions have been received, except that if no voting instructions are received by the Depositary (either because no voting instructions are returned to the Depositary or because the voting instructions are incomplete, illegible or unclear) from a Holder with respect to any or all of the Deposited Shares represented by such Holder's GDRs on or before the record date specified by the Depositary, such Holder shall be deemed to have instructed the Depositary to give a discretionary proxy to a person designated by the Company with respect to such Deposited Shares, and the Depositary shall give a discretionary proxy to a person designated by the Company to vote such Deposited Shares, PROVIDED THAT no such instruction shall be deemed given, and no such discretionary proxy shall be given, with respect to any matter as to which the Company informs the Depositary (and the Company has agreed to provide such information in writing as soon as practicable) that (i) the Company does not wish such proxy to be given, or (ii) such matter materially and adversely affects the rights of holders of Shares.

12.6 If the Depositary is advised in the opinion referred to in Condition 12.7 below that it is not permissible under Greek law or the Depositary determines that it is not reasonably practicable to vote or cause to be voted such Deposited Shares in accordance with Conditions 12.3, 12.4 or 12.5 the Depositary shall not vote or cause to be voted such Deposited Shares.

12.7 Where the Depositary is to vote in respect of each and any resolution in the manner described in Conditions 12.3, 12.4 or 12.5 the Depositary shall notify the Chairman of the Company and appoint a person designated by him as a representative of the Depositary to attend such meeting and vote the Deposited Shares in the manner required by this Condition. The Depositary shall not be required to take any action required by this Condition 12 unless it shall have received an opinion from the Company's legal counsel (such counsel being reasonably acceptable to the Depositary) at the expense of the Company to the effect that such voting arrangement is valid and binding on Holders under Greek law and the statutes of the Company and that the Depositary is permitted to exercise votes in accordance with the provisions of this Condition 12 but that in doing so the Depositary will not be deemed to be exercising voting discretion.

12.8 By continuing to hold GDRs, all Holders shall be deemed to have agreed to the provisions of this Condition as it may be amended from time to time in order to comply with applicable Greek law.

12.9 The Depositary shall not, and the Depositary shall ensure that the Custodian and its nominees do not, vote or attempt to exercise the right to vote that attaches to the Deposited Shares, other than in accordance with instructions given in accordance with this Condition.

13. Documents to be Furnished, Recovery of Taxes, Duties and Other Charges

The Depositary shall not be liable for any taxes, duties, charges, costs or expenses which may become payable in respect of the Deposited Shares or other Deposited Property or the GDRs, whether under any present or future fiscal or other laws or regulations, and such part thereof as is proportionate or referable to a GDR shall be payable by the Holder thereof to the Depositary at any time on request or may be deducted from any amount due or becoming due on such GDR in respect of any dividend or other distribution. In default thereof, the Depositary may for the account of the Holder discharge the same out of the proceeds of sale on any Stock Exchange on which the Shares may from time to time be listed, and subject to all applicable laws and regulations, of any appropriate number of Deposited Shares or other Deposited Property and subsequently pay any surplus to the Holder. Any such request shall be made by giving notice pursuant to Condition 23.

14. Liability

14.1 In acting hereunder the Depositary shall have only those duties, obligations and responsibilities expressly specified in the Deposit Agreement and these Conditions and, other than holding the Deposited Property for the benefit of Holders as bare trustee, does not assume any relationship of trust for or with the Holders or owners of GDRs or any other person.

14.2 Neither the Depositary, the Custodian, the Company, any Agent, nor any of their agents, officers, directors or employees shall incur any liability to any other of them or to any Holder or owner of a GDR or any other person with an interest in any GDRs if, by reason of any provision of any present or future law or regulation of Greece or any other country or of any relevant governmental authority, or by reason of the interpretation or application of any such present or future law or regulation or any change therein, or by reason of any other circumstances beyond their control, or in the case of the Depositary, the Custodian, the Agent or any of their agents, officers, directors or employees, by reason of any provision, present or future, of the constitutive documents of the Company, any of them shall be prevented, delayed or forbidden from doing or performing any act or thing which the terms of the Deposit Agreement or these Conditions provide shall or may be done or performed; nor shall any of them incur any liability to any Holder or owner of GDRs or any other person with an interest in any GDRs by reason of any exercise of, or failure to exercise, any voting rights attached to the Deposited Shares or any of them or any other discretion or power provided for in the Deposit Agreement. Any such party may rely on, and shall be protected in acting upon, any written notice, request, direction or other document believed by it to be genuine and to have been duly signed or presented (including a translation which is made by a translator believed by it to be competent or which appears to be authentic).

14.3 Neither the Depositary nor any Agent shall be liable (except for its own wilful default, negligence or bad faith or that of its agents, officers, directors or employees) to the Company or any Holder or owner of GDRs or any other person, by reason of having accepted as valid or not having rejected any certificate for Shares or GDRs or any signature on any transfer or instruction purporting to be such and subsequently found to be forged or not authentic or for its failure to perform any obligations under the Deposit Agreement or these Conditions.

14.4 The Depositary and its agents may engage or be interested in any financial or other business transactions with the Company or any of its subsidiaries or affiliates, or in relation to the Deposited Property (including without prejudice to the generality of the foregoing, the conversion of any part of the Deposited Property from one currency to another), may at any time hold or be interested in GDRs for its own account, and shall be entitled to charge and be paid all usual fees, commissions and other charges for business transacted and acts done by it as a bank, and not in the capacity of Depositary, in relation to matters arising under the Deposit Agreement (including, without prejudice to the generality of the foregoing, charges on the conversion of any part of the Deposited Property from one currency to another and on any sales of property) without accounting to Holders or any other person for any profit arising therefrom.

14.5 The Depositary shall endeavour to effect any such sale as is referred to or contemplated in Conditions 5, 6, 7, 10, 13 or 21 or any such conversion as is referred to in Condition 8 in accordance with the Depositary's normal practices and procedures but shall have no liability (in the absence of its own wilful default, negligence or bad faith or that of its agents, officers, directors or employees) with respect to the terms of such sale or conversion or if such sale or conversion shall not be reasonably practicable.

14.6 The Depositary shall not be required or obliged to monitor, supervise or enforce the observance and performance by the Company of its obligations under or in connection with the Deposit Agreement or these Conditions.

14.7 The Depositary shall have no responsibility whatsoever to the Company, any Holders or any owner of GDRs or any other person as regards any deficiency which might arise because the Depositary is subject to any tax in respect of the Deposited Property or any part thereof or any income therefrom or any proceeds thereof.

14.8 In connection with any proposed modification, waiver, authorisation or determination permitted by the terms of the Deposit Agreement, the Depositary shall not, except as otherwise expressly provided in Condition 22, be obliged to have regard to the consequence thereof for the Holders or the owners of GDRs or any other person.

14.9 Notwithstanding anything else contained in the Deposit Agreement or these Conditions, the Depositary may refrain from doing anything which could or might, in its opinion, be contrary to

any law of any jurisdiction or any directive or regulation of any agency or state or which would or might otherwise render it liable to any person and the Depositary may do anything which is, in its opinion, necessary to comply with any such law, directive or regulation.

14.10 The Depositary may, in relation to the Deposit Agreement and these Conditions, act or take no action on the advice or opinion of, or any certificate or information obtained from, any lawyer, valuer, accountant, banker, broker, securities company or other expert whether obtained by the Company, the Depositary or otherwise, and shall not be responsible or liable for any loss or liability occasioned by so acting or refraining from acting or relying on information from persons presenting Shares for deposit or GDRs for surrender or requesting transfers thereof.

14.11 Any such advice, opinion, certificate or information (as discussed in Condition 14.10) may be sent or obtained by letter, telex, facsimile transmission, telegram or cable and the Depositary shall not be liable for acting on any advice, opinion, certificate or information purported to be conveyed by any such letter, telex or facsimile transmission although (without the Depositary's knowledge) the same shall contain some error or shall not be authentic.

14.12 The Depositary may call for and shall be at liberty to accept as sufficient evidence of any fact or matter or the expediency of any transaction or thing, a certificate, letter or other communication, whether oral or written, signed or otherwise communicated on behalf of the Company by a director of the Company or by a person duly authorised by a Director of the Company or such other certificate from persons specified in Condition 14.10 which the Depositary considers appropriate and the Depositary shall not be bound in any such case to call for further evidence or be responsible for any loss or liability that may be occasioned by the Depositary acting on such certificate.

14.13 The Depositary shall have no obligation under the Deposit Agreement except to perform its obligations as are specifically set out therein without wilful default, negligence or bad faith.

14.14 The Depositary may delegate by power of attorney or otherwise to any person or persons or fluctuating body of persons, whether being a joint Depositary of the Deposit Agreement or not and not being a person to whom the Company may reasonably object, all or any of the powers, authorities and discretions vested in the Depositary by the Deposit Agreement and such delegation may be made upon such terms and subject to such conditions, including power to sub-delegate and subject to such regulations as the Depositary may in the interests of the Holders think fit, provided that no objection from the Company to any such delegation as aforesaid may be made to a person whose financial statements are consolidated with those of the Depositary's ultimate holding company. Any delegation by the Depositary shall be on the basis that the Depositary is acting on behalf of the Holders and the Company in making such delegation. The Company shall not in any circumstances and the Depositary shall not (provided that it shall have exercised reasonable care in the selection of such delegate) be bound to supervise the proceedings or be in any way responsible for any loss, liability, cost, claim, action, demand or expense incurred by reason of any misconduct or default on the part of any such delegate or sub-delegate. However, the Depositary shall, if practicable and if so requested by the Company, pursue (at the Company's expense and subject to receipt by the Depositary of such indemnity and security for costs as the Depositary may reasonably require) any legal action it may have against such delegate or sub-delegate arising out of any such loss caused by reason of any such misconduct or default. The Depositary shall, within a reasonable time of any such delegation or any renewal, extension or termination thereof, give notice thereof to the Company. Any delegation under this Condition which includes the power to sub-delegate shall provide that the delegate shall, within a specified time of any sub-delegation or amendment, extension or termination thereof, give notice thereof to the Company and the Depositary.

14.15 The Depositary may, in the performance of its obligations hereunder, instead of acting personally, employ and pay an agent, whether a solicitor or other person, to transact or concur in transacting any business and do or concur in doing all acts required to be done by such party, including the receipt and payment of money.

14.16 The Depositary shall be at liberty to hold or to deposit the Deposit Agreement and any deed or document relating thereto in any part of the world with any banking company or companies

(including itself) whose business includes undertaking the safe custody of deeds or documents or with any lawyer or firm of lawyers of good repute, and the Depositary shall not (in the case of deposit with itself, in the absence of its own negligence, wilful default, or bad faith or that of its agents, directors, officers or employees) be responsible for any losses, liability or expenses incurred in connection with any such deposit.

14.17 Notwithstanding anything to the contrary contained in the Deposit Agreement or these Conditions, the Depositary shall not be liable in respect of any loss or damage which arises out of or in connection with its performance or non-performance or the exercise or attempted exercise of, or the failure to exercise any of, its powers or discretions under the Deposit Agreement except to the extent that such loss or damage arises from the wilful default, negligence or bad faith of the Depositary or that of its agents, officers, directors or employees.

14.18 No provision of the Deposit Agreement or these Conditions shall require the Depositary to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties or in the exercise of any of its rights or powers, if it shall have reasonable grounds for believing that repayment of such funds or adequate indemnity and security against such risk of liability is not assured to it.

14.19 For the avoidance of doubt, the Depositary shall be under no obligation to check, monitor or enforce compliance with any ownership restrictions in respect of GDRs or Shares under any applicable Greek law as the same may be amended from time to time. Notwithstanding the generality of Condition 3, the Depositary shall refuse to register any transfer of GDRs or any deposit of Shares against issuance of GDRs if notified by the Company, or the Depositary becomes aware of the fact, that such transfer or issuance would result in a violation of the limitations set forth above.

14.20 No disclaimer of liability under the Securities Act is intended by any provision of the Deposit Agreement.

14.21 Neither the Depositary nor any Agent shall be liable to the Company or any Holder or owner of GDRs or any other person for making any payments of dividends and other cash distributions in any other currency as provided in Condition 8.

15. Issue and Delivery of Replacement GDRs and Exchange of GDRs

Subject to the payment of the relevant fees, taxes, duties, charges, costs and expenses and such terms as to evidence and indemnity as the Depositary may reasonably require, replacement GDRs will be issued by the Depositary and will be delivered in exchange for or replacement of outstanding lost, stolen, mutilated, defaced or destroyed GDRs upon surrender thereof (except in the case of the destruction, loss or theft) at the specified office of the Depositary or (at the request, risk and expense of the Holder) at the specified office of any Agent.

16. Depositary's Fees, Costs and Expenses

16.1 The Depositary shall be entitled to charge the following remuneration and receive the following remuneration and reimbursement (such remuneration and reimbursement being payable on demand) from the Holders in respect of its services under the Deposit Agreement:

(i) for the issue of GDRs (other than upon the issue of GDRs pursuant to the Offering) or the cancellation of GDRs upon the withdrawal of Deposited Property: the euro equivalent of U.S.$5.00 or less per 100 GDRs (or portion thereof) issued or cancelled;

(ii) for issuing GDR certificates in definitive registered form in replacement for mutilated, defaced, lost, stolen or destroyed GDR certificates: a sum per GDR certificate which is determined by the Depositary to be a reasonable charge to reflect the work, costs and expenses involved;

(iii) for issuing GDR certificates in definitive registered form (other than pursuant to (ii) above): the greater of the euro equivalent of US$1.50 per GDR certificate (plus printing costs) or such other sum per GDR certificate which is determined by the Depositary to be a reasonable charge to reflect the work plus costs (including but not limited to printing costs) and expenses involved;

(iv) for receiving and paying any cash dividend or other cash distribution on or in respect of the Deposited Shares: a fee of the euro equivalent of U.S.$0.02 or less per GDR for each such dividend or distribution;

(v) in respect of any issue of rights or distribution of Shares (whether or not evidenced by GDRs) or other securities or other property (other than cash) upon exercise of any rights, any free distribution, stock dividend or other distribution: the euro equivalent of U.S.$5.00 or less per 100 outstanding GDR (or portion thereof) for each such issue of rights, dividend or distribution;

(vi) for transferring interests from and between the Regulation S Master GDR and the Rule 144A Master GDR: a fee of the euro equivalent of U.S.$0.05 or less per GDR;

(vii) a fee of the euro equivalent of U.S.$0.02 or less per GDR for depositary services, which shall accrue on the last day of each calendar year and shall be payable as provided in paragraph (viii) below, *provided however* that no fee will be assessed under this provision if a fee was charged in such calendar year pursuant to paragraph (iv) above; and

(viii) any other charge payable by the Depositary, any of the Depositary's agents, including the Custodian, or the agents of the Depositary's agents, in connection with the servicing of Deposited Shares or other Deposited Property (which charge shall be assessed against Holders as of the date or dates set by the Depositary and shall be payable at the sole discretion of the Depositary by billing such Holders for such charge or deducting such charge form one or more cash dividends or other cash distributions,

together with all expenses (including currency conversion expenses), transfer and registration fees, taxes, duties and charges payable by the Depositary, any Agent or the Custodian, or any of their agents, in connection with any of the above.

16.3 The Depositary is entitled to receive from the Company the fees, taxes, duties, charges costs and expenses (and the Company is entitled to be reimbursed for certain expenses) as specified in a separate agreement with the Depositary.

17. Agents

17.1 The Depositary shall be entitled to appoint one or more agents (the "Agents") for the purpose, *inter alia*, of making distributions to the Holders.

17.2 Notice of appointment or removal of any Agent or of any change in the specified office of the Depositary or any Agent will be duly given by the Depositary to the Holders.

18. Listing

The Company has undertaken in the Deposit Agreement to use its best endeavours to maintain, so long as any GDR is outstanding, a listing for the GDRs on the London Stock Exchange plc (the "London Stock Exchange"). For the purposes of these Conditions, the GDRs will be considered to be listed on the London Stock Exchange so long as they are admitted to the official list (the "Official List") of the Financial Services Authority in its capacity as the competent authority under the Financial Services and Markets Act 2000 (the "UK Listing Authority") and admitted to trading on the London Stock Exchange's market for listed securities.

For that purpose the Company will pay all fees and sign and deliver all undertakings required by the UK Listing Authority and the London Stock Exchange in connection with such listings. In the event that the listing on the London Stock Exchange is not maintained, the Company has undertaken in the Deposit Agreement to use its best endeavors with the reasonable assistance of the Depositary (provided at the Company's expense) to obtain and maintain a listing of the GDRs on any other internationally recognised stock exchange in Europe.

19. The Custodian

The Depositary has agreed with the Custodian that the Custodian will receive and hold (or appoint agents approved by the Depositary to receive and hold) all Deposited Property for the account and to

the order of the Depositary in accordance with the applicable terms of the Deposit Agreement which include a requirement to segregate the Deposited Property from the other property of, or held by, the Custodian PROVIDED THAT the Custodian shall not be obliged to segregate cash comprised in the Deposited Property from cash otherwise held by the Custodian. The Custodian shall be responsible solely to the Depositary PROVIDED THAT, if and so long as the Depositary and the Custodian are the same legal entity, references to them separately in these Conditions and the Deposit Agreement are for convenience only and that legal entity shall be responsible for discharging both functions directly to the Holders and the Company. The Custodian may resign or be removed by the Depositary by giving 90 days' prior notice, except that if a replacement Custodian is appointed which is a branch or affiliate of the Depositary, the Custodian's resignation or discharge may take effect immediately on the appointment of such replacement Custodian. Upon the removal of or receiving notice of the resignation of the Custodian, the Depositary shall promptly appoint a successor Custodian (approved (i) by the Company, such approval not to be unreasonably withheld or delayed, and (ii) by the relevant authority in Greece, if any), which shall, upon acceptance of such appointment, and the expiry of any applicable notice period, become the Custodian. Whenever the Depositary in its discretion determines that it is in the best interests of the Holders to do so, it may, after prior consultation with the Company, terminate the appointment of the Custodian and, in the event of any such termination, the Depositary shall promptly appoint a successor Custodian (approved (i) by the Company, such approval not to be unreasonably withheld or delayed, and (ii) by the relevant authority in Greece, if any), which shall, upon acceptance of such appointment, become the Custodian under the Deposit Agreement on the effective date of such termination. The Depositary shall notify Holders of such change immediately upon such change taking effect in accordance with Condition 23. Notwithstanding the foregoing, the Depositary may temporarily deposit the Deposited Property in a manner or a place other than as therein specified; PROVIDED THAT, in the case of such temporary deposit in another place, the Company shall have consented to such deposit, and such consent of the Company shall have been delivered to the Custodian. In case of transportation of the Deposited Property under this Condition, the Depositary shall obtain appropriate insurance at the expense of the Company if and to the extent that the obtaining of such insurance is reasonably practicable and the premiums payable are of a reasonable amount.

20. Resignation and Termination of Appointment of the Depositary

20.1 The Company may terminate the appointment of the Depositary under the Deposit Agreement by giving at least 120 days' prior notice in writing to the Depositary and the Custodian, and the Depositary may resign as Depositary by giving at least 120 days' prior notice in writing to the Company and the Custodian. Within 30 days after the giving of either such notice, notice thereof shall be duly given by the Depositary to the Holders and to the UK Listing Authority.

The termination of the appointment or the resignation of the Depositary shall take effect on the date specified in such notice; PROVIDED THAT no such termination of appointment or resignation shall take effect until the appointment by the Company of a successor depositary under the Deposit Agreement and the acceptance of such appointment to act in accordance with the terms thereof and of these Conditions, by the successor depositary. The Company has undertaken in the Deposit Agreement to use its best endeavours to procure the appointment of a successor depositary with effect from the date of termination specified in such notice as soon as reasonably possible following notice of such termination or resignation. Upon any such appointment and acceptance, notice thereof shall be duly given by the Depositary to the Holders in accordance with Condition 23 and to the UK Listing Authority.

20.2 Upon the termination of appointment or resignation of the Depositary and against payment of all fees and expenses due to the Depositary from the Company under the Deposit Agreement, the Depositary shall deliver to its successor as depositary sufficient information and records to enable such successor efficiently to perform its obligations under the Deposit Agreement and shall deliver and pay to such successor depositary all property and cash held by it under the Deposit Agreement. The Deposit Agreement provides that, upon the date when such termination of appointment or resignation takes effect, the Custodian shall be deemed to be the Custodian thereunder for such successor depositary, and the Depositary shall thereafter have no obligation under the Deposit Agreement or the Conditions (other than liabilities accrued prior to the date of termination of appointment or resignation or any liabilities stipulated in relevant laws or regulations).

20.3 In the event of any merger, take-over, consolidation or other reorganisation of The Bank of New York such that The Bank of New York ceases to exist and is replaced by a successor entity, such successor entity will be deemed at the date of such succession to have entered into an agreement with the Company in substantially the same terms as the Deposit Agreement and on the basis that the Company and such successor entity agree that the successor entity succeeds to all outstanding rights and obligations of the Depositary under the Deposit Agreement.

21. Termination of Deposit Agreement

21.1 Either the Company or the Depositary but, in the case of the Depositary, only if the Company has failed to appoint a replacement Depositary within 90 days of the date on which the Depositary has given notice pursuant to Condition 20 that it wishes to resign, may terminate the Deposit Agreement by giving 90 days' prior notice to the other and to the Custodian. Within 30 days after the giving of such notice, notice of such termination shall be duly given by the Depositary to Holders of all GDRs then outstanding in accordance with Condition 23.

21.2 During the period beginning on the date of the giving of such notice by the Depositary to the Holders and ending on the date on which such termination takes effect, each Holder shall be entitled to obtain delivery of the Deposited Property corresponding to each GDR held by it, subject to the provisions of Condition 1.1 and upon compliance with Condition 1, free of the charge specified in Condition 16.1(i) for such delivery and surrender, but together with all amounts which the Depositary is obliged to pay to the Custodian upon payment by the Holder of any sums payable by the Depositary and/or any other expenses incurred by the Depositary in connection with such delivery and surrender, and otherwise in accordance with the Deposit Agreement.

21.3 If any GDRs remain outstanding after the date of termination, the Depositary shall as soon as reasonably practicable sell the Deposited Property then held by it under the Deposit Agreement and shall not register transfers, shall not pass on dividends or distributions or take any other action, except that it will deliver the net proceeds of any such sale, together with any other cash then held by it under the Deposit Agreement, *pro rata* to Holders of GDRs which have not previously been so surrendered by reference to that proportion of the Deposited Property which is represented by the GDRs of which they are the Holders. After making such sale, the Depositary shall be discharged from all obligations under the Deposit Agreement and these Conditions, except its obligation to account to Holders for such net proceeds of sale and other cash comprising the Deposited Property without interest.

22. Amendment of Deposit Agreement and Conditions

All and any of the provisions of the Deposit Agreement and these Conditions (other than this Condition 22) may at any time and from time to time be amended by agreement between the Company and the Depositary in any respect which they may deem necessary or desirable. Notice of any amendment of these Conditions (except to correct a manifest error) shall be duly given to the Holders by the Depositary, and any amendment (except as aforesaid) which shall increase or impose fees payable by Holders or which shall otherwise, in the opinion of the Depositary, be materially prejudicial to the interests of the Holders (as a class) shall not become effective so as to impose any obligation on the Holders until the expiration of three months after such notice shall have been given. During such period of three months, each Holder shall be entitled to obtain, subject to and upon compliance with Condition 1, delivery of the Deposited Property relative to each GDR held by it upon surrender thereof, free of the charge specified in Condition 16.1(i) for such delivery and surrender but otherwise in accordance with the Deposit Agreement and these Conditions. Each Holder at the time when such amendment so becomes effective shall be deemed, by continuing to hold a GDR, to approve such amendment and to be bound by the terms thereof in so far as they affect the rights of the Holders. In no event shall any amendment impair the right of any Holder to receive, subject to and upon compliance with Condition 1, the Deposited Property attributable to the relevant GDR.

For the purposes of this Condition 22, an amendment shall not be regarded as being materially prejudicial to the interests of Holders if its principal effect is to permit the creation of GDRs in respect of additional Shares to be held by the Depositary which are or will become fully consolidated as a single series with the other Deposited Shares PROVIDED THAT temporary GDRs will represent such Shares until they are so consolidated.

23. Notices

23.1 Any and all notices to be given to any Holder shall be duly given if personally delivered, or sent by mail (if domestic, first class, if overseas, first class airmail) or air courier, or by telex or facsimile transmission confirmed by letter sent by mail or air courier, addressed to such Holder at the address of such Holder as it appears on the transfer books for GDRs of the Depositary, or, if such Holder shall have filed with the Depositary a written request that notices intended for such Holder be mailed to some other address, at the address specified in such request.

23.2 Delivery of a notice sent by mail or air courier shall be effective three days (in the case of domestic mail or air courier) or seven days (in the case of overseas mail) after despatch, and any notice sent by telex transmission, as provided in this Condition, shall be effective when the sender receives the answerback from the addressee at the end of the telex and any notice sent by facsimile transmission, as provided in this Condition, shall be effective when the intended recipient has confirmed by telephone to the transmitter thereof that the recipient has received such facsimile in complete and legible form. The Depositary or the Company may, however, act upon any telex or facsimile transmission received by it from the other or from any Holder, notwithstanding that such telex or facsimile transmission shall not subsequently be confirmed as aforesaid.

23.3 So long as GDRs are listed on the Official List of the UK Listing Authority and admitted to trading on the London Stock Exchange's market for listed securities and the rules of the UK Listing Authority or the London Stock Exchange so require, all notices to be given to Holders generally will also be published in a leading daily newspaper having general circulation in the UK (which is expected to be the *Financial Times)*.

24. Reports and Information on the Company

24.1 The Company has undertaken in the Deposit Agreement (so long as any GDR is outstanding) to furnish the Depositary with six copies in the English language (and to make available to the Depositary, the Custodian and each Agent as many further copies as they may reasonably require to satisfy requests from Holders) of:

(i) in respect of the financial year ended on 31st December, 2000 and in respect of each financial year thereafter, the non-consolidated (and, if published for holders of Shares, consolidated) balance sheets as at the end of such financial year and the non-consolidated (and, if published for holders of Shares, consolidated) statements of income for such financial year in respect of the Company, prepared in conformity with generally accepted accounting principles in Greece and International Accounting Standards and reported upon by independent public accountants selected by the Company, as soon as practicable (and in any event within 180 days) after the end of such year;

(ii) if the Company publishes semi-annual financial statements for holders of Shares, such semi-annual financial statements of the Company, as soon as practicable, after the same are published and in any event no later than three months after the end of the period to which they relate; and

(iii) if the Company publishes quarterly financial statements for holders of Shares, such quarterly financial statements, as soon as practicable, after the same are published, and in any event no later than one month after the end of the period to which they relate.

24.2 The Depositary shall upon receipt thereof give due notice to the Holders that such copies are available upon request at its specified office and the specified office of any Agent.

24.3 For so long as any of the GDRs remains outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) under the United States Securities Act of 1993, as amended, if at any time the Company is neither subject to and in compliance with the reporting requirements of Section 13 or 15(d) of the United States Securities Exchange Act of 1934, as amended, nor exempt from such reporting requirements by complying with the information furnishing requirements of Rule 12g3-2(b) thereunder, the Company has agreed in the Deposit Agreement to supply to the Depositary such information, in the English language and in such quantities as the Depositary may from time to time reasonably request, as is required to be delivered to any

Holder or beneficial owner of GDRs or to any holder of Shares or a prospective purchaser designated by such Holder, beneficial owner or holder pursuant to a Deed Poll executed by the Company in favour of such persons and the information delivery requirements of Rule 144A(d)(4) under the U.S. Securities Act of 1933, as amended, to permit compliance with Rule 144A thereunder in connection with resales of GDRs or Shares or interests therein and otherwise to comply with the requirements of Rule 144A(d)(4). Subject to receipt, the Depositary will deliver such information, during any period in which the Company informs the Depositary it is subject to the information delivery requirements of Rule 144(A)(d)(4), to any such holder, beneficial owner or prospective purchaser but in no event shall the Depositary have any liability for the contents of any such information.

25. Copies of Company Notices

The Company has undertaken in the Deposit Agreement to transmit to the Custodian and the Depositary on or before the day when the Company first gives notice, by mail, publication or otherwise, to holders of any Shares or other Deposited Property, whether in relation to the taking of any action in respect thereof or in respect of any dividend or other distribution thereon or of any meeting or adjourned meeting of such holders or otherwise, such number of copies of such notice and any other material (which contains information having a material bearing on the interests of the Holders) furnished to such holders by the Company (or such number of English translations of the originals if the originals were prepared in a language other than English) in connection therewith as the Depositary may reasonably request. If such notice is not furnished to the Depositary in English, either by the Company or the Custodian, the Depositary shall, at the Company's expense, arrange for an English translation thereof (which may be in such summarised form as the Depositary may deem adequate to provide sufficient information) to be prepared. Except as provided below, the Depositary shall, as soon as practicable after receiving notice of such transmission or (where appropriate) upon completion of translation thereof, give due notice to the Holders which notice may be given together with a notice pursuant to Condition 9.1, and shall make the same available to Holders in such manner as it may determine.

26. Moneys held by the Depositary

The Depositary shall be entitled to deal with moneys paid to it by the Company for the purposes of the Deposit Agreement in the same manner as other moneys paid to it as a banker by its customers and shall not be liable to account to the Company or any Holder or any other person for any interest thereon, except as otherwise agreed and shall not be obliged to segregate such moneys from other moneys belonging to the Depositary.

27. Severability

If any one or more of the provisions contained in the Deposit Agreement or in these Conditions shall be or become invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained therein or herein shall in no way be affected, prejudiced or otherwise disturbed thereby.

28. Governing Law

28.1 The Deposit Agreement and the GDRs are governed by, and shall be construed in accordance with, English law except that the certifications set forth in Schedules 3 and 4 to the Deposit Agreement and any provisions relating thereto shall be governed by and construed in accordance with the laws of the State of New York and any United States Federal Court sitting in the Borough of Manhattan, New York City. The rights and obligations attaching to the Deposited Shares will be governed by Greek law. The Company has submitted in respect of the Deposit Agreement and the Deed Poll to the jurisdiction of the English courts and the courts of the State of New York and any United States Federal Court sitting in the Borough of Manhattan, New York City and has appointed an agent for service of process in London and the Borough of Manhattan, New York City. The Company has also agreed in the Deposit Agreement, and the Deed Poll to allow, respectively, the Depositary and the Holders to elect that Disputes are resolved by arbitration.

28.2 The Company has irrevocably appointed the Economic and Commercial Counsellor of the Greek Embassy in London, as its agent in England to receive service of process in any Proceedings in England based on the Deed Poll and appointed CT Corporation System as its agent in New York to receive service of process in any Proceedings in New York. If for any reason the Company does not have such an agent in England or New York as the case may be, it will promptly appoint a substitute process agent and notify the Holders and the Depositary of such appointment. Nothing herein shall affect the right to serve process in any other manner permitted by law.

28.3 The courts of England are to have jurisdiction to settle any disputes (each a "Dispute") which may arise out of or in connection with the GDRs and accordingly any legal action or proceedings arising out of or in connection with the GDRs ("Proceedings") may be brought in such courts. Without prejudice to the foregoing, the Depositary further irrevocably agrees that any Proceedings may be brought in any New York State or United States Federal Court sitting in the Borough of Manhattan, New York City. The Depositary irrevocably submits to the non-exclusive jurisdiction of such courts and waives any objection to Proceedings in such courts whether on the ground of venue or on the ground that the Proceedings have been brought in an inconvenient forum.

28.4 These submissions are made for the benefit of each of the Holders and shall not limit the right of any of them to take Proceedings in any other court of competent jurisdiction nor shall the taking of Proceedings in one or more jurisdictions preclude the taking of Proceedings in any other jurisdictions (whether concurrently or not).

28.5 In the event that the Depositary is made a party to, or is otherwise required to participate in, any litigation, arbitration, or Proceeding (whether judicial or administrative) which arises from or is related to or is based upon any act or failure to act by the Company, or which contains allegations to such effect, upon notice from the Depositary, the Company has agreed to fully cooperate with the Depositary in connection with such litigation, arbitration or Proceeding.

28.6 The Depositary irrevocably appoints The Bank of New York, London Branch, (Attention: The Manager) of 48th Floor, One Canada Square, London E14 5AL as its agent in England to receive service of process in any Proceedings in England based on any of the GDRs. If for any reason the Depositary does not have such an agent in England, it will promptly appoint a substitute process agent and notify the Holders of such appointment. Nothing herein shall affect the right to serve process in any other manner permitted by law.

SUMMARY OF PROVISIONS RELATING TO THE GDRs WHILE IN MASTER FORM

The GDRs will initially be evidenced by (a) a single Master Regulation S GDR in registered form and (b) a single Master Rule 144A GDR in registered form. The Master Regulation S GDR and the Master Rule 144A GDR will be deposited with The Bank of New York Depository (Nominees) Limited as common depositary for the respective accounts of Euroclear and Clearstream on the date the GDRs are issued. The Master Regulation S GDR and the Master Rule 144A GDR (collectively the "Master GDRs") contain provisions which apply to the GDRs while they are in master form, some of which modify the effect of the Conditions of the GDRs set out in this document. The following is a summary of certain of those provisions. Unless otherwise herein, the terms defined in the Conditions shall have the same meaning herein.

The Master GDRs will only be exchanged for certificates in definitive registered form representing GDRs in the circumstances described in (a), (b) or (c) below in whole but not in part. The Depositary will irrevocably undertake in the Master GDRs to deliver certificates evidencing GDRs in definitive registered form in exchange for the relevant Master GDR to the Holders within 60 days in the event that:

(a) Euroclear or Clearstream notifies the Depositary that it is unwilling or unable to continue as depositary and a successor depositary is not appointed within 90 calendar days; or

(b) either Euroclear or Clearstream is closed for business for a continuous period of 14 days (other than by reason of holiday, statutory or otherwise) or announces an intention permanently to cease business or does in fact do so, and, in each case, no alternative clearing system satisfactory to the Depositary is available within 45 days; or

(c) the Depositary has determined that, on the occasion of the next payment in respect of the GDRs, the Depositary or its agent would be required to make any deduction or withholding from any payment in respect of the GDRs which would not be required were the GDRs represented by certificates in definitive registered form.

Any exchange shall be at the expense (including printing costs) of the Company.

A GDR evidenced by an individual definitive certificate will not be eligible for clearing and settlement through Euroclear or Clearstream.

Upon any exchange of a Master GDR for certificates in definitive registered form evidencing GDRs, or any exchange of interests between the Master Rule 144A GDR and the Master Regulation S GDR or vice-versa pursuant to Clause 4 of the Deposit Agreement, or any distribution of GDRs pursuant to Conditions 5, 6, 7 or 10 or any reduction in the number of GDRs represented thereby following any withdrawal of Deposited Property pursuant to Condition 1, the relevant details shall be entered by the Depositary on the Register whereupon the number of GDRs represented by the relevant Master GDR shall be reduced or increased (as the case may be) for all purposes by the amount so exchanged and entered on the Register provided always that if the number of GDRs represented by a Master GDR is reduced to zero such Master GDR shall continue in existence until the obligations of the Bank under the Deposit Agreement and the obligations of the Depositary pursuant to the Deposit Agreement and the Conditions have terminated.

Payments, Distributions and Voting Rights

Payments of cash dividends and other amounts (including cash distributions) will, in the case of GDRs represented by a Master GDR be made by the Depositary through Euroclear and Clearstream on behalf of persons entitled thereto upon receipt of funds therefor from the Company. A free distribution or rights issue of Shares to the Depositary on behalf of the Holders may result in the record maintained by the Depositary being marked up to reflect the enlarged number of GDRs represented by the relevant Master GDR.

Payments of dividends and other cash distributions payable in respect of the GDRs represented by the Master Regulation S GDR will be made by the Depositary in euro.

Holders of GDRs will have voting rights in respect of Deposited Shares as set out in Condition 12. Voting rights will be exercised by the Depositary only upon receipt of written instructions in accordance with the Conditions.

Surrender of GDRs

Any requirement in the Conditions relating to the surrender of a GDR to the Depositary shall be satisfied by the production by the common depositary for Euroclear and Clearstream on behalf of a person entitled to an interest therein of such evidence of entitlement of such person as the Depositary may reasonably require, which is expected to be a certificate or other documents issued by Euroclear or Clearstream. The delivery or production of any such evidence shall be sufficient evidence, in favour of the Depositary, any Agent and the Custodian of the title of such person to receive (or to issue instructions for the receipt of) all money or other property payable or distributable in respect of the Deposited Property represented by such GDRs.

Notices

For as long as the Master Rule 144A GDR and the Master Regulation S GDR are registered in the name of a common depositary on behalf of Euroclear and Clearstream, notices to Holders may be given by the Depositary by delivery of the relevant notice to Euroclear or Clearstream for communication to persons entitled thereto in substitution for delivery of notices in accordance with Condition 23. So long as GDRs are admitted to the Official List of the UK Listing Authority and admitted to trading on the London Stock Exchange's market for listed securities, and the UK Listing Authority or the London Stock Exchange so requires, notices shall also be published in a leading newspaper having general circulation in the UK (which is expected to be the *Financial Times*).

The Master GDRs shall be governed by and construed in accordance with English law.

INFORMATION RELATING TO THE DEPOSITARY

The Depositary is a state-chartered New York banking corporation and a member of the United States Federal Reserve System, subject to regulation and supervision principally by the United States Federal Reserve Board. The Depositary was constituted in 1784 in the State of New York. It is a wholly owned subsidiary of The Bank of New York Bank, Inc., a New York corporation. The principal office of the Depositary is located at One Wall Street, New York, New York 10286. Its principal administrative offices are located at 620 Avenue of the Americas, 6th Floor, New York, NY 10011. A copy of the Depositary's Articles of Association, as amended, together with copies of The Bank of New York Bank, Inc.'s most recent financial statements and annual report are available for inspection at the Corporate Trust Office of the Depositary located at 101 Barclay Street, New York, NY 10286 and at The Bank of New York, One Canada Square, London E14 5AL.

TRANSFER RESTRICTIONS AND SETTLEMENT

Transfer Restrictions

The shares and GDRs have not been and will not be registered under the Securities Act or any state securities laws of the United States. Neither the shares nor the GDRs may be offered, sold or delivered within the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state laws. Accordingly, the shares and GDRs are being offered and sold:

(1) in the United States only to qualified institutional buyers ("QIBs") in reliance on and within the meaning of Rule 144A under the Securities Act; and

(2) outside the United States in compliance with Regulation S under the Securities Act.

In addition, until 40 days after the commencement of the combined offering, any offer or sale of the shares or GDRs that is made within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the Securities Act.

Each purchaser of the shares offered within the United States pursuant to Rule 144A ("Rule 144A Shares") or Rule 144A GDRs by accepting delivery of this offering circular, will be deemed to have represented and agreed that (terms used in this paragraph that are defined in Rule 144A or Regulation S are used as defined therein):

(1) It is (A) a QIB, (B) aware, and each beneficial owner of the Rule 144A Shares or Rule 144A GDRs has been advised, that the sale of the Rule 144A Shares or Rule 144A GDRs to it is being made in reliance on Rule 144A and (C) acquiring such Rule 144A Shares or Rule 144A GDRs for its own account or for the account of a QIB, as the case may be.

(2) It understands that the Rule 144A Shares and Rule 144A GDRs have not been and will not be registered under the Securities Act and may not be reoffered, resold, pledged or otherwise transferred except (A)(i) to a person who the purchaser and any person acting on its behalf reasonably believes is a QIB in a transaction meeting the requirements of Rule 144A, (ii) in an offshore transaction complying with Rule 903 or Rule 904 of Regulation S or (iii) pursuant to an exemption from registration under the Securities Act provided by Rule 144 thereunder (if available) and (B) in accordance with all applicable securities laws of the states of the United States. No representation can be made as to the availability of the exemption provided by Rule 144 for resales of the Rule 144A Shares or Rule 144A GDRs.

(3) The Rule 144A Shares and Rule 144A GDRs (in each case, to the extent they are in certificated form), unless otherwise determined by the Company in compliance with applicable law, will bear a legend substantially to the following effect, and may be offered, sold, pledged or otherwise transferred only in accordance with the legend:

THIS RULE 144A GLOBAL DEPOSITARY RECEIPT ("THIS GDR") AND THE SHARES OF PUBLIC POWER CORPORATION S.A. (THE "SHARES") REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR WITH ANY SECURITIES REGULATORY AUTHORITY OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES. THE HOLDER HEREOF BY PURCHASING THIS GDR, AGREES FOR THE BENEFIT OF PUBLIC POWER CORPORATION, S.A. THAT THIS GDR AND THE SHARES CORRESPONDING HERETO MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (A)(1) TO A PERSON WHOM THE SELLER AND ANY PERSON ACTING ON ITS BEHALF REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER ("QIB") WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QIB IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A, (2) IN AN OFFSHORE TRANSACTION COMPLYING WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT OR (3) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER (IF AVAILABLE) AND (B) IN ACCORDANCE WITH ALL APPLICABLE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE

UNITED STATES. THE HOLDER OF THIS GDR WILL, AND EACH SUBSEQUENT HOLDER IS REQUIRED TO, NOTIFY ANY SUBSEQUENT PURCHASER OF SUCH GDR OF THE RESALE RESTRICTIONS REFERRED TO ABOVE. NO REPRESENTATION CAN BE MADE AS TO THE AVAILABILITY OF THE EXEMPTION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT FOR THE RESALE OF THIS SECURITY. NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THE FOREGOING, FOR SO LONG AS THE SHARES ARE "RESTRICTED SECURITIES" WITHIN THE MEANING OF RULE 144(a)(3) UNDER THE SECURITIES ACT, SUCH SHARES MAY NOT BE DEPOSITED INTO ANY UNRESTRICTED DEPOSITARY RECEIPT FACILITY IN RESPECT OF SHARES ESTABLISHED OR MAINTAINED BY A DEPOSITARY BANK (INCLUDING ANY SUCH FACILITY MAINTAINED BY THE DEPOSITARY FOR THE RULE 144A GLOBAL DEPOSITARY RECEIPTS), OTHER THAN A RESTRICTED DEPOSIT RECEIPT FACILITY. EACH HOLDER, BY ITS ACCEPTANCE OF THE RULE 144A GLOBAL DEPOSITARY RECEIPTS EVIDENCED HEREBY, REPRESENTS THAT IT UNDERSTANDS AND AGREES TO THE FOREGOING RESTRICTIONS. THE HOLDER OF THIS GDR WILL, AND EACH SUBSEQUENT HOLDER WILL BE REQUIRED TO, NOTIFY ANY SUBSEQUENT PURCHASERS OF SUCH GDR OF THE RESALE RESTRICTIONS REFERRED TO ABOVE.

(4) Notwithstanding anything to the contrary in the foregoing, for so long as the Rule 144A Shares are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act, the Rule 144A Shares may not by deposited into any unrestricted depositary receipt facility in respect of the shares established or maintained by a depositary bank (including any such facility maintained by the depositary for the Rule 144A global depositary receipts). They may, however, be deposited into a restricted deposit receipt facility.

(5) Any offer, sale, pledge or other transfer made other than in compliance with the foregoing restrictions will not be recognised by the Company or the depositary in respect of the Rule 144A Shares or the Rule 144A GDRs and the shares represented thereby.

(6) The Company, the Depositary, the international managers and their respective affiliates, and others will rely upon the truth and accuracy of the foregoing acknowledgements, representations and agreements. If the purchaser is acquiring any Rule 144A GDRs or Rule 144A Shares for the account of one or more QIBs, it represents that it has sole investment discretion with respect to each such account and that it has full power to make the foregoing acknowledgements, representations and agreements on behalf of each such account.

Prospective purchasers are hereby notified that sellers of the Rule 144A Shares or the Rule 144A GDRs or the shares represented thereby may be relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A.

Regulation S GDRs and Regulation S Shares

Each purchaser of the shares offered outside the United States and pursuant to Regulation S ("Regulation S Shares") or Regulation S GDRs and each subsequent purchaser of the Regulation S Shares or Regulation S GDRs in resales prior to the date 40 days after the latest of the commencement of the international offering and the closing date of the international offering ("Distribution Compliance Period") by accepting delivery of this offering circular, will be deemed to have represented, agreed and acknowledged that:

(1) It is, or at the time the Regulation S Shares or Regulation S GDRs are purchased will be, the beneficial owner of such Regulation S Shares or Regulation S GDRs (or, if it is a broker-dealer acting on behalf of its customer has confirmed to it that such customer is or, at the time the Regulation S Shares are deposited and at the time the Regulation S GDRs are issued, will be, the beneficial owner of the Regulation S Shares and of the Regulation S GDRs) and (A) is not a U.S. person (as defined in Regulation S under the Securities Act) and is located outside the United States (within the meaning of Regulation S under the Securities Act), (B) is not an affiliate of the Company or a person acting on behalf of such an affiliate, (C) is not in the business of buying and selling securities or, if it is in such business, did not acquire the securities to be deposited from the Company or any affiliate thereof in the initial distribution of Regulation S GDRs and Regulation S Shares and (D) is purchasing such Regulation S Shares or Regulation S GDRs in an offshore transaction pursuant to and in reliance on Regulation S.

(2) It understands (or, if it is a broker-dealer, its customer has confirmed to it that such person understands) that such Regulation S Shares or Regulation S GDRs and the shares represented thereby have not been and will not be registered under the Securities Act or with any regulatory authority of any state or jurisdiction of the United States and are subject to the restrictions on transfer described in the legend in (3) below.

(3) It understands that the Regulation S Shares and Regulation S GDRs (in each case to the extent they are in certificated form), unless otherwise determined by the Company in compliance with applicable law, will bear a legend substantially to the following effect and may be offered, sold, pledged or otherwise transferred only in accordance with the legend:

THIS REGULATION S GLOBAL DEPOSITARY RECEIPT ("THIS GDR") AND THE SHARES OF PUBLIC POWER CORPORATION S.A. (THE "SHARES") REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR WITH ANY SECURITIES REGULATORY AUTHORITY OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES AND, PRIOR TO THE EXPIRATION OF A DISTRIBUTION COMPLIANCE PERIOD (DEFINED AS THE PERIOD ENDING 40 DAYS AFTER THE LATEST OF THE COMMENCEMENT OF THE INTERNATIONAL OFFERING AND THE CLOSING DATE OF THE INTERNATIONAL OFFERING) MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (A) IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT OR (B) TO A PERSON WHOM THE SELLER AND ANY PERSON ACTING ON ITS BEHALF REASONABLY BELIEVE IS A QUALIFIED INSTITUTIONAL BUYER ("QIB") (WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT) IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A, IN EACH CASE, IN ACCORDANCE WITH ANY APPLICABLE LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES; PROVIDED THAT IN CONNECTION WITH ANY TRANSFER UNDER (B) ABOVE, THE TRANSFEROR SHALL PRIOR TO THE SETTLEMENT OF SUCH SALE WITHDRAW THE SHARES FROM THE REGULATION S FACILITY (AS DEFINED IN THE DEPOSIT AGREEMENT) IN ACCORDANCE WITH THE TERMS AND CONDITIONS OF THE DEPOSIT AGREEMENT AND INSTRUCT THAT SUCH SHARES BE DELIVERED TO THE CUSTODIAN UNDER THE DEPOSIT AGREEMENT FOR DEPOSIT IN THE RULE 144A FACILITY (AS DEFINED IN THE DEPOSIT AGREEMENT) THEREUNDER AND THAT RULE 144A GDRs REPRESENTED BY A MASTER RULE 144A GDRs BE ISSUED, IN ACCORDANCE WITH THE TERMS AND CONDITIONS OF THE DEPOSIT AGREEMENT, TO OR FOR THE ACCOUNT OF SUCH QIB.

UPON THE EXPIRATION OF THE DISTRIBUTION COMPLIANCE PERIOD REFERRED TO ABOVE, THIS GDR AND THE SHARES REPRESENTED HEREBY SHALL NO LONGER BE SUBJECT TO THE RESTRICTIONS ON TRANSFER PROVIDED IN THIS LEGEND, PROVIDED THAT AT THE TIME OF SUCH EXPIRATION THE OFFER OR SALE OF THE REGULATION S GLOBAL DEPOSITARY RECEIPTS REPRESENTED HEREBY AND THE SHARES REPRESENTED THEREBY BY THE HOLDER HEREOF IN THE UNITED STATES WOULD NOT BE RESTRICTED UNDER THE SECURITIES LAWS OF THE UNITED STATES OR ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

(4) It understands (or, if it is a broker-dealer, its customer has confirmed to it that such customer understands) that the Regulation S GDRs offered in reliance on Regulation S will be represented by the Regulation S Master GDR. Prior to the expiration of the Distribution Compliance Period, before any interest in the Regulation S Master GDR may be offered, sold, pledged or otherwise transferred to a person who takes delivery in the form of an interest in the Rule 144A Master GDR, the person who will (following the withdrawal of the Deposited Shares from the Regulation S Facility and deposit into the Rule 144A Facility) be the beneficial owner of the Rule 144A GDRs represented by an interest in the Rule 144A Master GDR be required to provide the Depositary with a written certification (in the form provided in the Deposit Agreement) as to compliance with the Terms and Conditions of the GDRs and the Deposit Agreement.

(5) The Company, the Depositary, the Managers and their respective affiliates, and others will rely upon the truth and accuracy of the foregoing acknowledgements, representations and agreements. Any resale or other transfer, or attempted resale or other transfer, made other than

in compliance with the above-stated restrictions shall not be recognised by the Company or the Depositary in respect of the Regulation S GDRs, the Regulation S GDRs evidenced thereby and the shares represented thereby.

Clearance and Settlement

Custodial and depositary links have been established among Clearstream and Euroclear to facilitate the initial issue of the GDRs and cross-market transfers of the GDRs associated with the secondary market trading.

The Clearing Systems

Clearstream and Euroclear

Clearstream and Euroclear each hold securities for participating organisations and facilitate the clearance and settlement of securities transactions between their respective participants through the electronic book-entry changes in accounts of such participants. Clearstream and Euroclear provide to their respective participants, among other things, services for safekeeping, administration, clearance and settlement of internationally-traded securities and securities lending and borrowing. Clearstream and Euroclear participants are financial institutions throughout the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organisations. Indirect access to Clearstream or Euroclear is also available to others, such as banks, brokers, dealers and trust companies which clear through or maintain a custodial relationship with Clearstream or Euroclear participants, either directly or indirectly.

Distributions of dividends and other payments with respect to book-entry interests in the GDRs held through Clearstream or Euroclear will be credited, to the extent received by the Depositary, to the cash accounts of Clearstream or Euroclear participants in accordance with the relevant system's rules and procedures.

Registration and Form

Book-entry interests in the Regulation S GDRs held through Clearstream and Euroclear will be evidenced by the Master Regulation S GDR registered in the name of the Common Nominee. The Master Regulation S GDR Certificate will be held by the Common Depositary. Book-entry interests in the Rule 144A GDRs held through Euroclear and Clearstream will be evidenced by the Master Rule 144A GDR registered in the name of the Common Nominee. The Rule 144A Master GDR Certificate will be held by the Common Depositary. As necessary, the Depositary will adjust the amounts of GDRs on the Register for the accounts of Clearstream and Euroclear to reflect the amounts of GDRs held through Clearstream and Euroclear, respectively. Beneficial ownership in GDRs will be held through financial institutions as direct and indirect participants in Clearstream and Euroclear.

The aggregate holdings of book-entry interests in the GDRs in Clearstream and Euroclear will be reflected in the book-entry accounts of each such institution. Clearstream and Euroclear, as the case may be, and every other intermediate holder in the chain to the beneficial owner of book-entry interest in the GDRs, will be responsible for establishing and maintaining accounts for their participants and customers having interests in the book-entry interests in the GDRs. The Depositary will be responsible for maintaining a record of the aggregate holdings of GDRs registered in the name of The Bank of New York Depository (Nominees) Limited, where represented by a Master GDR, and/or in the name of the relevant Holders where held in definitive registered form. The Depositary will be responsible for ensuring that payments received by it from the Company for Holders holding through Clearstream and Euroclear are credited to Clearstream or Euroclear, as the case may be.

The Company will not impose any fees in respect of the GDRs; however, certain fees and expenses are payable to the Depositary in accordance with the terms and conditions of the GDRs. Holders of book-entry interests in the GDRs may incur fees normally payable in respect of the maintenance and operation of accounts in Clearstream and Euroclear.

Global Clearance and Settlement Procedures

Settlement

On completion of the combined offering, the GDRs will be in global form evidenced by the Master GDRs. Purchasers electing to hold book-entry interests in the GDRs through Clearstream and Euroclear accounts will follow the settlement procedures applicable to conventional depositary receipts. Book-entry interests in the GDRs will be credited to Clearstream and Euroclear participant securities clearance accounts on the business day following the Closing Date against payment (value Closing Date).

Secondary market trading

Trading between Clearstream and/or Euroclear participants

Secondary market sales of book-entry interests in the GDRs held through Clearstream or Euroclear to purchasers of book-entry interests in the GDRs through Clearstream or Euroclear will be conducted in accordance with the normal rules and operating procedures of Clearstream and Euroclear and will be settled using the normal procedures applicable to depositary receipts.

General

Although the foregoing sets out the procedures of Clearstream and Euroclear in order to facilitate the transfers of interests in the GDRs among participants of Euroclear and Clearstream, none of Clearstream or Euroclear are under any obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time.

None of the Company, the Depositary, the Custodian nor their respective agents will have any responsibility for the performance by Clearstream or Euroclear or their respective participants of their respective obligations under the rules and procedures governing their operations.

Shares

The Shares will settle through the facilities of the ASE. You should read "The Athens Stock Exchange and Settlement—Settlement, Clearance and the Central Securities Depositary" for more information.

TAXATION

The following summary describes certain of the tax consequences of the purchase, ownership and disposition of shares and GDRs. It is not a complete description of all the possible tax consequences of such purchase, ownership or disposition. This summary is based on the laws as in force and as applied in practice on the date of this offering circular and is subject to changes to those laws and practices subsequent to the date of this offering circular. You should consult your own advisers as to the tax consequences of the acquisition, ownership and disposal of shares and GDRs in light of your particular circumstances, including the effect of any other national laws.

Greek taxation

The following is a summary of certain Greek tax considerations which may be relevant to the acquisition, ownership and disposition of shares and GDRs. The summary does not purport to be nor should it be relied upon as a comprehensive description or analysis of all the tax considerations which may be relevant to a decision to acquire shares.

The summary is based on tax laws and regulations in effect in Greece on the date hereof, which are subject to change without notice. Prospective purchasers or holders of shares and GDRs should consult their own tax advisers as to the Greek or other tax consequences arising from the acquisition, ownership and disposition of shares, having regard to their particular circumstances.

Taxation of the Company

The net income of *société anonymes* having registered shares listed on the ASE is taxed at a flat rate of 35%.

Taxation of Dividends

No withholding taxes are imposed by Greece on the payment of dividends on the shares or GDRs.

Taxation of Capital Gains

Under Article 38 of Law 2238/1994, as now in force, capital gains resulting from the sale of shares by Greek enterprises maintaining double entry accounting records will not be subject to income tax, provided that such gains are maintained in a special reserve account in the accounting records. In the case of distribution or dissolution of the enterprise, these gains will be added to income and will be taxed accordingly.

Capital gains from the sale of shares earned by natural persons without obligation to maintain double entry accounting records (Greek or foreign residents) and enterprises domiciled in Greece without obligation to maintain double entry accounting records are exempt from taxation without the need to comply with any requirements.

By virtue of Article 27 of Law 2703/1999 capital gains from the sale of securities listed on stock exchanges outside Greece, including the GDRs, earned by Greek tax residents (natural persons or legal entities) are also exempt from taxation.

Capital gains of U.S. Holders and UK Holders that are not Greek residents on the sale or other disposition of shares or GDRs will not be subject to income taxation in Greece.

Stamp Duty and Transfer Taxes

The issuance and transfer of shares and GDRs as well as the payment of dividends therefrom is exempt from stamp duty in Greece.

A transfer tax is imposed on transfers of ASE-listed securities at the rate of 0.3% of the purchase price. The tax is borne by the seller and is charged by the CSD to brokerage firms, who then in turn charge their clients. In the case of a transfer of registered shares, a levy (payable by each of the buyer and

the seller) of approximately 0.04% of the value of the transaction is applied by the CSD. In addition, a commission is paid to the brokers in the case of purchase or sale of listed shares.

Inheritance of Succession Taxes

Inheritance of succession taxes are payable in Greece on shares of Greek-domiciled companies on a progressive system which depend on the degree of the relationship between the deceased and the beneficiary. The taxable basis for stock exchange-listed shares is prescribed in the Legislative Decree 118/1973, as amended and currently in force.

Gift Tax (Donation Taxes)

A similar system of progressive taxation applies to the donation of listed shares.

Potential purchasers should consult their own tax advisors concerning the overall Greek tax (including Greek capital gains, inheritance or succession, and gift tax) consequences of the purchase, ownership and disposition of shares.

United States federal income taxation

The following summary describes certain U.S. federal income tax consequences that may be relevant with respect to the acquisition, ownership and disposition of our shares or GDRs. This summary addresses only U.S. federal income tax considerations of holders that will hold the shares and/or GDRs as capital assets. It does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase the shares and/or GDRs. In particular, this summary does not address tax considerations applicable to holders that may be subject to special tax rules including, without limitation, the following: (a) financial institutions; (b) insurance companies; (c) dealers or traders in securities or currencies; (d) tax-exempt entities; (e) persons that will hold shares or GDRs as part of a "hedging" or "conversion" transaction or as a position in a "straddle" for U.S. federal income tax purposes; (f) persons that have a "functional currency" other than the U.S. dollar; and (g) persons that own (or are deemed to own) 10% or more (by voting power) of our stock. Further, this summary does not address alternative minimum tax consequences.

This summary is based on the Internal Revenue Code of 1986, as amended, U.S. Treasury Regulations and judicial and administrative interpretations thereof, and the Convention Between the United States of America and the Kingdom of Greece for the Avoidance of Double Taxation and the Prevention of Financial Evasion with Respect to Taxes on Income, in each case as in effect and available on the date of this offering circular. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The U.S. Treasury Department has expressed concern that depositaries for depositary receipts, or other intermediaries between the holders of shares of an issuer and the issuer, may be taking actions that are inconsistent with the claiming of U.S. foreign tax credits by U.S. holders of such receipts or shares. Accordingly, the analysis regarding the availability of a U.S. foreign tax credit for Greek taxes and sourcing rules described below could be affected by future actions taken by the U.S. Treasury Department.

Each prospective investor should consult its own tax advisor with respect to the U.S. federal, estate, state, local, gift and other tax consequences of acquiring, owning and disposing of shares or GDRs. U.S. Holders should also review the discussion under "Taxation—Greek Taxation" for the Greek tax consequences to a U.S. Holder of the ownership of shares or GDRs.

For purposes of this summary a "U.S. Holder" is a beneficial owner of shares or GDRs that is, for U.S. federal income tax purposes: (a) a citizen or resident of the United States; (b) a corporation or other entity treated as a corporation for U.S. tax purposes created or organised in or under the laws of the United States or any state thereof (including the District of Columbia); (c) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (d) a trust if (i) a court within the United States is able to exercise primary supervision over its administration and (ii) one or more U.S. persons have the authority to control all of the substantial decisions of such trust. If a

partnership holds shares or GDRs, the consequences to a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partner of a partnership holding shares or GDRs should consult its tax advisor. A "Non-U.S. Holder" is a beneficial owner of shares that is not a U.S. Holder.

Distributions

Subject to the discussion "Taxation—Passive Foreign Investment Company Considerations", the gross amount of any distributions that is actually or constructively received by a U.S. Holder with respect to shares and/or GDRs will be a dividend includible in gross income of a U.S. Holder as ordinary income to the extent of our current and accumulated earnings and profits as determined under U.S. federal income tax principles. Dividends paid on shares or GDRs generally will constitute income from sources outside the United States and will not be eligible for the "dividends received" deduction.

A distribution to a U.S. Holder in excess of our current and accumulated earnings and profits will be treated first as a non-taxable return of capital to the extent of such U.S. Holder's adjusted tax basis in its shares or GDRs, and any distribution in excess of such basis will constitute capital gain, and will be long-term capital gain (taxable at a reduced rate for individual holders) if the shares and/or GDRs were held for more than one year. A further reduced tax rate may apply to capital gains on shares or GDRs held by individual holders for more than five years.

We do not maintain our calculations of our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will generally be treated as a dividend. The amount of any distribution of property other than cash will be the fair market value of the property on the date of the distribution.

The gross amount of any distribution paid in euros (or other foreign currency) will be included in the gross income of a U.S. Holder in an amount equal to the U.S. dollar value of the euros (or other foreign currency) calculated by reference to the exchange rate in effect on the date received by the Depositary (in the case of GDRs) or by the U.S. Holder (in the case of shares), regardless of whether the euros (or other foreign currency) are converted into U.S. dollars. If the euros (or other foreign currency) are converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognise foreign currency gain or loss in respect of the dividend. If the euros (or other foreign currency) received as a dividend are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the euros (or other foreign currency) equal to its U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the euros (or other foreign currency) will be treated as ordinary income or loss, and will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Subject to the discussion under "Taxation — Backup Withholding and Information Reporting", a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on dividends received on shares or GDRs unless that income is effectively connected with the conduct by that Non-U.S. Holder of a trade or business within the United States.

Sale or Other Disposition of the Shares or GDRs

Subject to the PFIC rules discussed below, a U.S. Holder will generally recognise a gain or loss for U.S. federal income tax purposes upon the sale or exchange of shares or GDRs in an amount equal to the difference between the U.S. dollar value of the amount realised from such sale or exchange and the U.S. Holder's tax basis in such shares or GDRs. Such gain or loss will be a capital gain or loss and will be long-term capital gain (taxable at a reduced rate for individuals) if the shares or GDRs were held for more than one year. A further reduced tax rate may apply to capital gain on shares or GDRs held by individual holders for more than five years. Any such gain or loss would generally be treated as from sources within the United States. The deductibility of capital losses is subject to significant limitations.

A U.S. Holder that receives euros on the sale or other disposition of shares or GDRs will realise an amount equal to the U.S. dollar value of the euros on the date of sale (or in the case of cash basis and electing accrual basis taxpayers, the U.S. dollar value of the euro on settlement date). If a U.S.

Holder receives euros upon a sale or exchange of shares or GDRs, gain or loss, if any, recognised on the subsequent sale, conversion or disposition of such euros will be ordinary income or loss, and will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. However, if such euros are converted into U.S. dollars on the date received by the U.S. Holder, a cash basis or electing accrual U.S. Holder should not recognise any gain or loss on such conversion.

Subject to the discussion under "Taxation—Backup Withholding and Information Reporting", a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on any gain realised on the sale or exchange of shares or GDRs unless: (a) that gain is effectively connected with the conduct by that Non-U.S. Holder of a trade or business in the United States, or (b) in the case of any gain realised by an individual Non-U.S. Holder, that holder is present in the United States for 183 days or more in the taxable year of the sale or exchange and certain other conditions are met.

Passive Foreign Investment Company Considerations

We believe that we are not, and we do not expect to become, a passive foreign investment company ("PFIC"), for U.S. federal income tax purposes. However, because this is a factual determination made annually at the end of the taxable year, there can be no assurance that we will not be considered a PFIC for any future taxable year. If we were a PFIC in any year, special, possibly materially adverse, consequences would (as discussed below) result for U.S. Holders.

A corporation organised outside the United States generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which either: (a) at least 75% of its gross income is "passive income", or (b) on average at least 50% of the gross value of its assets is attributable to assets that produce "passive income" or are held for the production of passive income. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions. In determining whether it is a PFIC a foreign corporation is required to take into account a pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest.

If we are a PFIC in any year during which a U.S. Holder owns shares or GDRs, the U.S. Holder will be subject to additional taxes on any excess distributions received from us and any gain realised from the sale or other disposition of the shares or GDRs (whether or not we continue to be a PFIC). A U.S. Holder has an excess distribution to the extent that distributions on the shares or GDRs during a taxable year exceed 125% of the average amount received during the three preceding taxable years (or, if shorter, the U.S. Holder's holding period). To compute the tax on the excess distributions or any gain, (a) the excess distribution or the gain is allocated ratably over the U.S. Holder's holding period, (b) the amount allocated to the current taxable year and any year before we became a PFIC is taxed as ordinary income in the current year, and (c) the amount allocated to other taxable years is taxed at the highest applicable marginal rate in effect for each year and an interest charge is imposed to recover the deemed benefit from the deferred payment of the tax attributable to each year.

Some of the rules with respect to distributions and dispositions described above may be avoided if a U.S. Holder makes a valid "mark-to-market" election (in which case, subject to certain limitations, the U.S. Holder would essentially be required to take into account the difference, if any, between the fair market value and the adjusted tax basis of its shares and/or GDRs at the end of a taxable year as ordinary income (or, subject to certain limitations, ordinary loss), in calculating its income for such year). In addition, gains from an actual sale or other disposition of shares or GDRs will be treated as ordinary income, and any losses will be treated as ordinary losses to the extent of any "mark-to-market" gains for prior years. A "mark-to-market" election is only available to U.S. Holders in any tax year that the PFIC stock is considered "regularly traded" on a "qualified exchange" within the meaning of applicable U.S. Treasury regulations. PFIC stock is "regularly traded" if, among other requirements, it is traded on at least 15 days during each calendar quarter. The London Stock Exchange, will constitute a qualified Exchange and the Athens Stock Exchange may constitute a qualified exchange if it meets certain trading, listing, financial disclosure and other requirements set forth in the Treasury regulations. Investors should consult their own tax advisers as to whether the shares or the GDRs would qualify for the mark-to-market election.

Some of the above rules may also be avoided if a U.S. Holder is eligible for and timely makes a valid "QEF election" (in which case the U.S. Holder generally would be required to include in income on a

current basis its pro rata share of the ordinary income and net capital gains of the company). In order to be able to make the QEF election, we would be required to provide a U.S. Holder with certain information. We may decide not to provide the required information.

Prospective purchasers are urged to consult their own tax advisors regarding the consequences of an investment in a PFIC.

Backup Withholding and Information Reporting

Backup withholding and information reporting requirements may apply to certain payments to U.S. Holders of dividends on shares or GDRs and to the proceeds of a sale or redemption of a share or GDR. We, our agent, a broker, or any paying agent, as the case may be, may be required to withhold tax from any payment that is subject to backup withholding at a maximum rate of 30.5% (which rate is scheduled to change as a result of recent U.S. legislation) of such payment if the U.S. Holder fails (a) to furnish the U.S. Holder's taxpayer identification number, (b) to certify that such U.S. Holder is not subject to backup withholding or (c) to otherwise comply with the applicable requirements of the backup withholding rules. Certain U.S. Holders (including, among others, corporations) are not subject to the backup withholding and information reporting requirements. Non- U.S. Holders who hold their shares or GDRs through a U.S. broker or agent or through the U.S. office of a non-U.S. broker or agent may be required to comply with applicable certification procedures to establish that they are not U.S. Holders in order to avoid the application of such information reporting requirements and backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a U.S. Holder generally may be claimed as a credit against such U.S. Holder's U.S. federal income tax liability provided that the required information is furnished to the U.S. Internal Revenue Service.

U.S. Holders should consult their own tax advisers as to their qualification for exemption from backup withholding and the procedure for obtaining this exemption.

United Kingdom taxation

The comments below are of a general nature and are based on current United Kingdom law and published Inland Revenue practice as at the date of this offering circular. The summary only covers the principal UK tax consequences for the absolute beneficial owners of shares and GDRs (a) who are resident or ordinarily resident in the UK for tax purposes or who are carrying on a trade or business in the UK through a branch or agency to which the holding of the shares or GDRs (as the case may be) are attributable, (b) who are not resident in Greece and (c) who do not have a permanent establishment or fixed base in Greece with which the holding of the shares or GDRs is connected ("UK Holders"). In addition, this summary (1) only addresses the tax consequences for UK Holders who hold the shares or GDRs as capital assets, and does not address the tax consequences which may be relevant to certain other categories of UK Holders, for example, dealers and (2) assumes that the UK Holder is not a company which either directly or indirectly controls 10% or more of the voting power of the Company and (3) assumes that there will be no register in the UK in respect of the shares or GDRs and neither the shares or GDRs will be held by a depositary in the UK and (4) assumes that neither the shares or GDRs will be paired with shares issued by a company incorporated in the UK.

The following is intended only as a general guide and is not intended to be, nor should it be considered to be, legal or tax advice to any particular UK Holder. Potential investors should satisfy themselves as to the overall tax consequences, including, specifically, the consequences under UK law and Inland Revenue practice, of acquisition, ownership and disposition of the shares or GDRs in their own particular circumstances, by consulting their own tax advisers.

Taxation of Dividends

A UK Holder, who is an individual, will generally be subject to UK income tax on the dividends paid by the Company. A UK Holder will be treated as having paid income tax at a rate of 10% of the aggregate of the net cash dividend received and the amount corresponding to the 10% income tax liability (the "gross dividend"), with the effect that UK Holders who are liable to income tax at the starting rate or basic rate will not be required to pay any additional amount in respect of income tax on the net cash

dividend received and UK Holders who are liable to income tax at the higher rate will be required to pay additional income tax at the rate of 22.5% of the gross dividend (which is equal to 25% of the net cash dividend received). If any Greek withholding tax is withheld from the payment of a dividend (and not recoverable from the Greek authorities) it will generally be available as a credit against the income tax payable by the UK Holder in respect of the dividend. However, credit will only be given for Greek withholding tax to the extent that it does not exceed the amount of UK income tax that would have been payable on the dividends absent any Greek withholding tax. You should also read "Greek Taxation—Taxation of Dividends".

A UK Holder, which is a UK resident company, will generally be subject to UK corporation tax at 30% on the gross amount of any dividends paid by the Company. If any Greek withholding tax is withheld from the payment of a dividend (and not recoverable from the Greek authorities) it will generally be available as a credit against the corporation tax payable by the UK Holder in respect of the dividend. A credit for Greek withholding tax will generally be limited to the amount of United Kingdom corporation tax payable by a UK Holder in respect of the dividends. You should also read "Greek Taxation—Taxation of Dividends".

Holders of the shares or GDRs who are individuals may wish to note that the Inland Revenue will have the power to obtain information (including the name and address of the beneficial owner of the dividend) from any person in the UK who, after 5th April, 2002, either pays a dividend to or receives a dividend for the benefit of an individual. However, Inland Revenue published practice indicates that the Inland Revenue will not exercise its power to obtain such information in relation to dividends paid or received on or before 5th April, 2003. Such information may, in certain circumstances, be exchanged by the Inland Revenue with the tax authorities of other jurisdictions.

Taxation of Capital Gains

The disposal or deemed disposal of the shares or GDRs by a UK Holder who is resident or ordinarily resident in the UK may give rise to a chargeable gain or an allowable loss for the purposes of UK taxation of capital gains.

As regards a UK Holder who is an individual, the principal factors that will determine the extent to which such gain will be subject to capital gains tax ("CGT") are the extent to which the UK Holder realises any other capital gains in that year, the extent to which the UK Holder has incurred capital losses in that or any earlier year, the level of the annual allowance of tax-free gains in the tax year in which the disposal takes place (the "annual exemption") and the level of available taper relief.

Taper relief will reduce the proportion of any gain realised on the disposal of the shares or GDRs that is brought into the charge to CGT if (in the case of non-business assets) the shares or GDRs are held by the UK Holders for at least three years. A reduction of 5% of the gain is made for each whole year for which the shares or GDRs have been held in excess of two years. In the case of non-business assets, the maximum reduction available is 40% after ten complete years of holding.

The annual exemption for individuals is to be £7,500 for the 2001/2002 tax year and, under current legislation, this exemption is, unless Parliament decides otherwise, increased annually in line with the rate of increase in the retail price index. UK Holders should be aware that the UK Parliament is entitled to withdraw this link between the level of the annual exemption and the retail prices index or even to reduce the level of the annual exemption for future tax years below its current level.

A UK Holder which is a UK resident company, is entitled to an indexation allowance which applies to reduce capital gains to the extent that they arise due to inflation. Indexation allowance may reduce a chargeable gain but not create any allowable loss.

Stamp Duty and Stamp Duty Reserve Tax

No UK stamp duty will be payable on a transfer of the shares or GDRs provided that any instrument of transfer is not executed in the UK and does not relate to any property situate or to any matter or thing done or to be done in the UK.

No UK stamp duty reserve tax will be payable on an agreement to transfer shares or GDRs.

UNDERWRITING

The combined offering consists of an international offering, a Greek offering and an employee offering. The international offering includes an offering of shares, directly or in the form of GDRs, by the international managers to institutional investors outside the United States in compliance with Regulation S under the Securities Act, and in the United States to QIBs, as defined in and in reliance on Rule 144A under the Securities Act, through their respective selling agents. ABN AMRO Rothschild, Alpha Finance Investment & Brokerage S.A., Goldman Sachs International and National Bank of Greece S.A. are acting as the joint global coordinators of the combined offering and ABN AMRO Rothschild and Goldman Sachs International are acting as the joint lead managers and bookrunners on behalf of the international managers named below in the international offering. The Greek offering consists of an offering to the public and to institutional investors in Greece. In addition, shares are concurrently being offered to our employees by the Hellenic Republic through a private placement.

The international managers named below have agreed pursuant to an underwriting agreement dated 8th December, 2001 (the "Underwriting Agreement") with the Company and the Hellenic Republic, as selling shareholder, subject to the fulfillment of certain conditions, severally either to procure subscribers or purchasers, or subscribe for or purchase, as the case may be, the respective number of shares set forth opposite its name below, at a price of € 12.70 per share and per GDR or, in the case of shares to be acquired by holders of privatisation certificates, at a price of € 12.07 per share. The Company and the Hellenic Republic have agreed to pay to the international managers a combined management and underwriting commission of 1.52 per cent. of the price per share and per GDR with a further selling concession of 2.28 per cent. of the price per share and per GDR.

In respect of the additional shares, the Hellenic Republic has agreed to pay in equal proportion to ABN AMRO Rothschild, Goldman Sachs International, National Bank of Greece S.A. and Alpha Finance Investment & Brokerage S.A. a praecipium of 0.38 per cent. of the price per share of the additional shares transferred to the international managers and Greek managers, and to the international managers and Greek managers a selling concession of 2.28 per cent. of the price per share of the additional shares.

The obligations of the international managers under the Underwriting Agreement are subject to the fulfillment of certain conditions precedent set out in a Greek underwriting agreement entered into by ABN AMRO Rothschild, Alpha Finance Investment & Brokerage S.A., National Bank of Greece S.A., the Company and the Hellenic Republic dated 8th December, 2001.

International Managers	Number of shares
ABN AMRO Rothschild	6,557,115
Goldman Sachs International	6,557,115
Alpha Finance Investment & Brokerage S.A.	819,640
Banca IMI S.p.A.	819,640
Deutsche Bank AG London	819,640
National Bank of Greece S.A. (London Branch)	819,640
Total	16,392,790

In addition, the Company and the Hellenic Republic have agreed to reimburse the international managers for certain of their expenses in connection with the sale of the shares and GDRs and to indemnify the international managers against certain liabilities, including liabilities under the Securities Act. The Underwriting Agreement provides that the obligations of the international managers are subject to certain conditions precedent and entitles the international managers to terminate it in certain circumstances prior to full payment to the Company or, as the case may be, the Hellenic Republic.

The closing of the combined offering is conditional, *inter alia*, upon the admission of the GDRs to the official list of the UKLA and to trading on the LSE's market for listed securities. The offering price of the shares and GDRs in the combined offering has been determined by negotiation between the Hellenic Republic and the joint global coordinators and may bear no relationship to the market price of the shares and GDRs subsequent to the combined offering.

The Company and the Hellenic Republic have agreed in the Underwriting Agreement that during the period of 180 days from the date of this Offering Circular they will not directly or indirectly offer, sell, contract to sell or issue or otherwise dispose of any shares of the same class or series as the shares or GDRs including but not limited to any securities that are convertible into or exchangeable for, or that represent the right to receive shares or GDRs or any such substantially similar securities, or purchase or sell any option or other guarantee or enter into any swap, hedge or other agreement that would have similar economic consequences to the foregoing, in each case without the prior written consent of the joint global coordinators (such consent not to be unreasonably withheld).

Certain of the managers have from time to time performed services for us and the Hellenic Republic and have normal banking relationships with us and the Hellenic Republic in the ordinary course of their business.

Selling Restrictions

General

No action has been or will be taken in any jurisdiction that would permit a public offering of the shares or GDRs, or the possession, circulation or distribution of this offering circular or any other material relating to the Company or the shares or the GDRs, in any jurisdiction where action for the purpose is required. Accordingly, the shares and GDRs may not be offered or sold, directly or indirectly, and neither this offering circular nor any other offering material or advertisements in connection with the shares or GDRs may be distributed or published, in or from any country or jurisdiction, except in compliance with any applicable rules and regulations of any such country or jurisdiction.

United States

The shares and GDRs have not been and will not be registered under the Securities Act, and may not be offered or sold within the United States or to, or for the benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the Securities Act. Terms used in this section have the meaning given to them by Regulation S.

The shares and GDRs are being offered and sold outside the United States in reliance on Regulation S. Accordingly, each international manager has represented and agreed that it will not offer or sell the shares or GDRs as part of its allocation at any time other than outside the United States in accordance with Rule 903 of Regulation S or to QIBs in the United States through their U.S. broker-dealer affiliates in accordance with Rule 144A.

In addition, until 40 days after the commencement of the combined offering, an offer or sale of shares or GDRs within the U.S. by a dealer that is not participating in the combined offering may violate the registration requirements of the Securities Act if such offer or sale is made otherwise than in accordance with Rule 144A under the Securities Act or pursuant to another exemption from registration under the Securities Act.

United Kingdom

Each international manager has represented and agreed that: it has not offered or sold and will not offer or sell any GDRs to persons in the United Kingdom prior to admission of the GDRs to listing in accordance with Part VI of the UK Financial Services and Markets Act 2000 (the "FSMA"), except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 or the FSMA; it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers at Securities Regulations 1995; it has only communicated or caused to be communicated and will only communicate or cause

to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale of any shares or GDRs in circumstances in which section 21(1) of the FSMA does not apply to the Company; and it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares or GDRs in, from or otherwise involving the United Kingdom.

Greece

This offering circular has not been submitted to the approval procedure of the CMC Commission or the ASE, pursuant to Law 876/79 and Presidential Decree 52/92, respectively, and accordingly may not be used in connection with any offer to purchase or sell any shares or GDRs or as part of any form of general solicitation or advertising in circumstances that would constitute an offer to the public in Greece.

Canada

Each international manager, severally and not jointly, has (a) acknowledged that the distribution of shares or GDRs in Canada is being made only on a basis exempt from the requirement that the Company prepares and files a prospectus with the securities regulatory authorities in each province or territory where trades of shares or GDRs are effected; (b) represented and warranted that it has complied with, or is exempt from, the dealer registration requirements of the securities regulatory authorities in each province or territory where trades of shares or GDRs are effected; (c) represented, warranted and agreed with the Company that any offer or sale of the shares or GDRs in Canada by it has been and will be made in accordance with applicable securities laws in each relevant jurisdiction in Canada; (d) agreed with the Company to file any required reports or documents with the securities regulatory authorities in each relevant jurisdiction in Canada; and (e) agreed with the Company that the distribution of the shares or GDRs shall not be advertised in Canada.

Japan

Each international manager has represented and agreed that the shares and GDRs have not been and will not be registered under the Securities and Exchange Law of Japan and are not being offered or sold and may not be offered or sold, directly or indirectly, in Japan, or to, or for the benefit of, any resident of Japan except pursuant to any exemption from the registration requirements of, and otherwise in compliance with, (a) the Securities and Exchange Law of Japan and (b) other applicable laws and regulations of Japan. As used in this paragraph, the term resident of Japan means any person resident in Japan, including any corporation or other entity organised under the laws of Japan.

Netherlands

Each international manager has represented and agreed that the shares and the GDRs have not been and will not be offered or sold to any individuals or legal entities in the Netherlands other than to individuals or legal entities who or which trade in securities in the conduct of their profession or trade, which includes banks, securities intermediaries, insurance companies, pension funds, other institutional investors and commercial enterprises which, as an ancillary activity, regularly invest or trade in securities.

LEGAL MATTERS

The validity of the shares will be passed upon for PPC S.A. by Kyriakides-Georgopoulos, Greek counsel to PPC S.A. and the Hellenic Republic as selling shareholder and for the international managers by Law Office E. Stratigis, Greek counsel to the international managers. The validity of the GDRs will be passed upon for PPC S.A. by Allen & Overy, United States and English counsel to PPC S.A. and the selling shareholder and for the international managers by Freshfields Bruckhaus Deringer, United States and English counsel to the international managers.

INDEPENDENT AUDITORS

Our financial statements as at and for the three years ended 31st December, 2000 and as at and for the six months ended 30th June, 2000 and 2001 included in this offering circular have been audited by Arthur Andersen, independent auditors, as stated in their report included in this offering circular.

GENERAL INFORMATION

1) We are a corporation incorporated under Greek law 2773/1999 and pursuant to Presidential Decree 333/2000 (registered number 7829/01/B/00/768) in the Hellenic Republic on 1st January, 2001.

2) Arthur Andersen of 377 Syngrou Avenue, Athens 17671 have audited our financial statements for the years ended 31st December, 1998, 1999 and 2000 and the six months ended 30th June, 2000 and 2001, included in this offering circular, which have been prepared in accordance with IAS. These consolidated financial statements are subject to qualifications by Arthur Andersen in their audit report. The Arthur Andersen report is qualified as to the sufficiency of detail of our fixed asset register, which precluded them from performing certain audit tests and the absence of provisions in our financial statements, prior to 2000, for pensions and social security liabilities. Arthur Andersen's report on the financial statements prepared in accordance with IAS is included in this offering circular.

   Arthur Andersen have given and have not withdrawn their written consent to the inclusion in this offering circular of their name, report and references to them in the form and context in which they appear and have authorised the contents of their report for the purposes of Regulation 6(1)(e) of the Financial Services and Markets Act 2000 (Official Listing of Securities) Regulations 2001.

   American Appraisal (Hellas) Limited have given and have not withdrawn their written consent to the inclusion of this offering circular of their name, report and references to them in the form and context in which they appear and have authorised the contents of their report for the purposes of Regulation 6(1)(e) of the Financial Services and Markets Act 2000 (Official Listing of Securities) Regulations 2001.

3) The following contracts have been or will be entered into by us in connection with the combined offering:

   (a) the Underwriting Agreement and the Greek underwriting agreement;

   (b) the Deposit Agreement; and

   (c) the Deed Poll.

4) For a period of 14 days from the date of this offering circular, copies of the following documents (together with English translations thereof where appropriate) will be available for inspection during normal business hours at the offices of Allen & Overy, One New Change, London EC4M 9QQ:

   (a) our articles of incorporation;

   (b) this offering circular;

   (c) our audited consolidated financial statements for the financial periods ended 31st December, 1998, 1999 and 2000 and 30th June, 2000 and 2001, including the report of Arthur Andersen on such financial statements;

   (d) the contracts referred to in paragraph (3) above;

   (e) the American Appraisal valuation report referred to in American Appraisal's summary report included in this offering circular; and

   (f) the summary report of the American Appraisal valuation report.

5) Except as disclosed in "Our Business — Legal Proceedings" (save for Environmental Proceedings) on pages 93 to 95, we are not involved in any legal or arbitration proceedings, which may have, or have had during the last 12 months, a significant effect on our financial position, nor are we aware that any such proceedings are pending or threatened.

6) There has been no material adverse change in the financial position or prospects of the Company or its subsidiaries since 31st December, 2000, and there has been no significant change in the financial or trading position of the Company and its subsidiaries since 30th June, 2001.

7) The offer and sale of the shares and the GDRs was authorised and approved at an extraordinary general assembly of the Company held on 22nd November, 2001 and the issuance of this offering circular was approved by the general assembly of shareholders at a meeting held on 30th November, 2001. Allocation of the shares and the GDRs will be authorised by our Chief Executive Officer pursuant to an authorisation granted by the general assembly of shareholders on 30th November, 2001. In addition, there will be a meeting of the board of directors to acknowledge receipt by the Company of the value of the share capital increase, which is expected to be held on 12th December, 2001. All consents, approvals, authorisations or other orders required under the prevailing laws of the Hellenic Republic have been given or obtained for the offer and sale of the shares and the GDRs.

8) Under our articles of incorporation, our objectives are, *inter alia*, the carrying on of commercial and industrial activities in the energy sector in Greece and abroad, including the carrying on of commercial and industrial activities in the electricity sector, both in Greece and abroad, the engineering and design, supervision, construction, maintenance and operation of power stations, the carrying on of commercial and industrial activities in the telecommunications sector and the participation in enterprises carrying on similar activities.

9) No temporary documents of title will be issued.

10) The combined offering commenced on 26th November, 2001 and remained open until 7th December, 2001.

GLOSSARY OF SELECTED ELECTRICITY TERMS

The following explanations are not technical definitions, but they could assist investors in understanding some of the terms used in this document:

Base load	Minimum continuous demand in a power system.
Base load station	A station normally operated to meet all or part of the base load and which consequently produces electricity at an essentially constant rate. A base load station typically has relatively high capital costs and low unit operating costs.
CCGT (Combined Cycle Gas Turbine)	A type of generating unit that produces electricity through the combined operation of both gas turbines and steam turbines. Conventional boilers or other generators recover and use the heat exiting from gas turbines to run the steam turbines.
CO_2	Carbon dioxide.
Co-generation	The simultaneous generation of steam for industrial or other purposes and for electricity generation.
Distribution network	The low, medium and high voltage lines, connections and installations in the Hellenic Republic required for the distribution of electricity from the transmission system to the end customers. The distribution network includes the electricity network on the autonomous islands.
Electricity Directive	Directive 96/92 of the European Parliament and of the Council of the European Union.
Forced Outage Factor	The amount of energy that a power station did not produce during the year because of unplanned outages as a percentage of the maximum energy that the station could have produced during that year, operating continuously at installed capacity.
Generating unit	An electric generators together with the turbine or other device which drives it.
Gigawatt (GW)	1,000,000,000 watts (1,000 megawatts).
Gigawatt hour (GWh)	One gigawatt of power supplied or demanded for one hour.
Immediate availability	The amount of available energy that a power station could have produced, net of energy losses due to the power station during that year, as a percentage of the maximum energy that the station could have produced during that year, operating continuously at installed capacity.
Installed capacity	The nameplate capacity of a generating unit.
Intermediate load station	A station normally operated to meet the range of demand from base load and peak load.
Kilovolt (kV)	1,000 volts.
Kilovolt ampere (kVA)	1,000 volt amperes.
Kilowatt (kW)	1,000 watts.
Kilowatt hour (kWh)	One kilowatt of power supplied or demanded for one hour.
Km	Kilometre.
Megawatt (MW)	1,000,000 watts (1,000 kilowatts).

Megawatt hour (MWh)	One megawatt of power supplied or demanded for one hour.
Megavolt ampere (MVA)	1,000,000 volt amperes.
NOx	Nitrogen oxides.
Peak load station	A station normally operated to meet the maximum electrical demand in a stated period of time. A peak load station is characterised by quick start times and generally high operating costs but low capital costs.
SO_2	Sulphur dioxide.
Substation	Electricity installation which switches and/or changes or regulates the voltage of electricity in a transmission and distribution system.
Terawatt (TW)	1,000,000,000,000 watts.
Terawatt hour (TWh)	One terawatt of power supplied or demanded for one hour.
Total availability	The amount of available energy that a power station could have produced, net of all energy losses during the year, as a percentage of the maximum energy that the station could have produced during that year, operating continuously at installed capacity.
Transmission system	The high voltage lines, connections and installations in the Hellenic Republic and the equipment and control installations required for the uninterrupted transfer of electricity from one power station to a sub-station, from one sub-station to another sub-station or to and from any connection. The transmission system does not include the generation facilities, lines and high voltage installations forming part of the distribution network, nor the electricity network on the autonomous islands.
Volt	The basic unit of electrical potential analogous to water pressure.
Volt ampere	The basic unit of apparent electrical power.
Watt	The basic unit of active electrical power.

INDEX TO FINANCIAL STATEMENTS

PUBLIC POWER CORPORATION S.A. AND SUBSIDIARIES

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT

To:
Public Power Corporation S.A.

We have audited the accompanying consolidated balance sheets of Public Power Corporation S.A. (a Greek Corporation) and its subsidiaries (the "Company") as at December 31, 1998, 1999 and 2000 and June 30, 2000 and 2001 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the years ended December 31, 1998, 1999 and 2000 and the six month periods ended June 30, 2000 and 2001 (expressed in millions of Greek Drachmae). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. An audit also includes an assessment of the accounting principles used and significant judgements and estimates made by management, as well as an evaluation of the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As further explained in Note 19 to the accompanying financial statements, under Law 2773/99, enacted on December 22, 1999, the Greek State assumed all the Company's pension, medical and other employee benefit liabilities. Prior to that date, because of uncertainties regarding the Company's legal obligations in respect of such benefits towards its employees and pensioners, the Company was unable to quantify the related amounts and, accordingly, was accounting for such costs on a cash basis. As a result, (a) the accompanying balance sheet as at December 31, 1998 does not include, on an actuarially determined basis in accordance with International Accounting Standards, the above liabilities (b) the statements of operations for the years 1998 and 1999 do not include, on the above actuarial basis, the related costs and (c) the statement of operations for 1999 does not include the relief that was granted, on December 22, 1999, when the Greek State assumed the above liabilities.

As further explained in Note 12 to the accompanying financial statements, the Company does not maintain a sufficiently detailed fixed asset register and, as a result, we could not verify the related accounts to a physical count, on a test basis, of the respective fixed assets.

In our opinion, except for the effect on the balance sheet as at December 31, 1998 and on the statements of operations for the years ended December 31, 1998 and 1999, of not accounting for the pension and other liabilities discussed in the third paragraph above, and such adjustments, if any, as might have been disclosed had we been able to perform the audit tests and procedures necessary as discussed in the preceding paragraph, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Public Power Corporation S.A. and its subsidiaries as at December 31, 1998, 1999 and 2000 and as at June 30, 2000 and 2001 and the results of their operations and their cash flows for the years ended December 31, 1998, 1999 and 2000 and the six month periods ended June 30, 2000 and 2001, in accordance with International Accounting Standards.

ARTHUR ANDERSEN

Athens, Greece
October 26, 2001

PUBLIC POWER CORPORATION S.A. AND SUBSIDIARIES

ONSOLIDATED BALANCE SHEETS
ECEMBER 31, 1998, 1999, 2000 AND JUNE 30, 2000 AND 2001
:xpressed in millions of Greek Drachmae)

		December 31,				June 30,		
	Note	1998* GRD	1999 GRD	2000 GRD	*2000 Euro*	2000 GRD	2001 GRD	*2001 Euro*
					in millions			*in millions*
SSETS								
urrent Assets:								
Cash and cash equivalents	6	19,524	25,493	4,754	*14*	39,360	121,514	*357*
Marketable and other securities	7	16,225	19,934	20,603	*60*	20,752	24,083	*70*
Trade receivables, net	8	163,736	166,780	170,803	*501*	165,962	171,691	*504*
Other receivables, net	9	69,824	71,331	30,362	*89*	41,201	34,550	*101*
Materials, spare parts and supplies, net	10	166,735	196,769	193,778	*569*	200,826	195,814	*575*
PPC Personnel Insurance Organisation	19	0	0	92,878	*273*	51,606	35,879	*105*
Other current assets	11	6,934	10,518	17,583	*52*	8,199	5,516	*16*
Total current assets		442,978	490,825	530,761	*1,558*	527,906	589,047	*1,728*
›n-Current Assets:								
Property, plant and equipment, net	12	1,659,898	1,787,487	1,970,723	*5,783*	1,864,122	2,046,079	*6,005*
Intangible assets, net	13	480	454	1,264	*4*	303	1,057	*3*
Deferred tax assets	16	27,760	30,554	32,357	*95*	34,149	39,298	*115*
Other non-current assets	14	33,388	30,035	22,288	*65*	20,964	14,543	*43*
Total non-current assets		1,721,526	1,848,530	2,026,632	*5,947*	1,919,538	2,100,977	*6,166*
Total assets		2,164,504	2,339,355	2,557,393	*7,505*	2,447,444	2,690,024	*7,894*
ABILITIES AND EQUITY								
ırrent Liabilities:								
Trade and other payables	15	147,119	153,585	187,855	*551*	181,160	177,608	521
Income tax payable	16	0	6,359	7,725	*23*	13,832	21,732	64
Accrued and other current liabilities	17	24,777	32,006	34,905	*102*	30,468	40,101	*118*
Short-term borrowings	20	35,355	21,997	10,144	30	18,568	7,430	22
Current portion of long-term debt	21	268,675	248,365	198,820	*583*	173,356	190,895	*560*
Total current liabilities		475,926	462,312	439,449	*1,289*	417,384	437,766	*1,285*
›n-Current Liabilities:								
Long-term debt, net of current portion	21	1,184,759	1,320,589	1,537,453	*4,512*	1,449,714	1,607,711	*4,718*
Provisions	18	51,468	55,995	60,709	*178*	59,298	61,739	*181*
Deferred income tax liability	16	27,469	30,855	34,593	*102*	31,461	36,309	*107*
Deferred subsidies & customers' contributions	23	300,942	319,434	330,961	*971*	326,046	348,497	*1,023*
Other non-current liabilities	24	111,202	115,458	113,374	*333*	107,417	137,147	*402*
Total non-current liabilities		1,675,840	1,842,331	2,077,090	*6,096*	1,973,936	2,191,403	*6,431*
ıuity:								
Share capital	25	0	0	220,000	*646*	0	220,000	*646*
State contributions	25	38,797	38,797	0	*0*	38,797	0	*0*
Reversal of fixed assets' statutory revaluation surplus, included in share capital	12	0	0	(181,203)	*(532)*	0	(181,203)	*(532)*
Reserves	26	66,030	80,401	77,467	*227*	77,605	76,773	*225*
Accumulated Deficit		(92,089)	(84,486)	(75,410)	*(221)*	(60,278)	(54,715)	*(161)*
Total equity	36	12,738	34,712	40,854	*120*	56,124	60,855	*178*
Total liabilities and equity		2,164,504	2,339,355	2,557,393	*7,505*	2,447,444	2,690,024	*7,894*

'he balance sheet as at December 31, 1998 does not reflect a substantial liability to employees and ›nsioners. This liability was assumed by the Greek State in accordance with the provisions of Law '73/99 enacted on December 22, 1999 (see note 19).

ⅽchange rate used for the convenience translation of the December 31, 2000 and June 30, 2001 balances: ЗD 340.75 to € 1.00

ıe accompanying notes are an integral part of these balance sheets.

PUBLIC POWER CORPORATION S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000
AND FOR THE SIX MONTHS ENDED JUNE 30, 2000 AND 2001
(Expressed in millions of Greek Drachmae—except per share data)

		December 31,				June 30,		
	Note	1998* GRD	1999* GRD	2000 GRD	*2000 Euro*	2000 GRD	2001 GRD	*2001 Euro*
					in millions			*in millions*
REVENUES:								
Revenue from energy sales		839,980	897,054	966,285	*2,836*	472,087	496,240	*1,456*
Other		8,862	9,192	11,042	*32*	5,309	5,643	*17*
	30	848,842	906,246	977,327	*2,868*	477,396	501,883	*1,473*
EXPENSES:								
Payroll cost	31	217,287	231,837	233,396	*685*	118,259	122,642	*360*
Pension deficit	19	43,056	45,751	—	—	—	—	—
Fossil fuel		128,463	130,209	138,696	*407*	68,072	66,100	*194*
Liquid fuel		103,791	109,532	165,479	*486*	67,179	68,305	*200*
Natural gas		18,171	38,135	93,610	*275*	38,439	53,499	*157*
Depreciation & amortisation	32	53,499	60,629	73,041	*214*	30,757	38,795	*114*
Impairment loss	4(h)	0	0	14,774	*43*	0	0	*0*
Utilities and maintenance		19,210	24,121	27,015	*79*	12,458	10,758	*31*
Materials and consumables		19,460	22,381	23,900	*70*	13,238	12,808	*38*
Energy purchases		15,878	5,854	10,673	*31*	3,034	14,297	*42*
Third party fees		3,467	4,382	6,167	*18*	2,111	3,352	*10*
Taxes and duties		4,609	4,976	5,239	*15*	2,684	3,632	*11*
Provision for risks		1,995	4,372	2,518	*7*	1,202	911	*3*
Provision for slow-moving materials		1,189	1,216	2,400	*7*	1,335	1,828	*5*
Provision for doubtful accounts		2,656	4,877	2,842	*8*	1,281	1,409	*4*
Other expenses	33	14,838	14,780	24,439	*72*	16,300	6,883	*20*
COST OF ENERGY SOLD		647,569	703,052	824,189	*2,418*	376,349	405,219	*1,189*
PROFIT FROM OPERATIONS		201,273	203,194	153,138	*450*	101,047	96,664	*284*
Financial expenses	34	(167,004)	(131,871)	(114,833)	*(337)*	(56,461)	(48,240)	*(142)*
Financial income		12,915	15,362	11,427	*34*	5,707	2,950	*9*
Foreign currency gains (losses), net		(51,350)	(68,593)	(32,596)	*(96)*	(23,408)	(4,311)	*(13)*
Other income (expense), net	35	9,238	12,714	5,235	*15*	5,489	2,177	*6*
PROFIT (LOSS) BEFORE TAX		5,072	30,806	22,371	*66*	32,374	49,240	*145*
Provision for income taxes	16	(6,070)	(9,035)	(13,901)	*(41)*	(8,842)	(13,707)	*(40)*
PROFIT (LOSS) AFTER TAX		(998)	21,771	8,470	*25*	23,532	35,533	*104*
Earnings (loss) per share, basic and diluted		(4.54)	98.96	38.50	*0.11*	106.96	161.51	*0.47*
Weighted average number of shares		220,000,000	220,000,000	220,000,000	*220,000,000*	220,000,000	220,000,000	*220,000,000*

***The statements of operations for the years ended December 31, 1998 and 1999 do not reflect a provision for a substantial liability to employees and pensioners. This liability was assumed by the Greek State in accordance with the provisions of Law 2773/99 enacted on December 22, 1999 (see note 19).**

Exchange rate used for the convenience translation of the December 31, 2000 and June 30, 2001 balances: GRD 340.75 to € 1.00

The accompanying notes are an integral part of these statements.

PUBLIC POWER CORPORATION S.A. AND SUBSIDIARIES

NSOLIDATED STATEMENTS OF CHANGES IN EQUITY
R THE YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000
D THE SIX MONTHS ENDED JUNE 30, 2001
xpressed in millions of Greek Drachmae)

			Reserves				
	Share Capital	Reversal of Revaluation Gains	Marketable Securities Valuation Surplus	Tax Free and Other Reserves	Total	Accumulated Deficit	Grand Total
lance, December 31, 1997	38,797	—	2,842	49,967	52,809	(81,040)	10,566
Net loss for the year	—	—	—	—	0	(998)	(998)
Dividends declared	—	—	—	—	0	(931)	(931)
Transfer to reserves	—	—	—	9,188	9,188	(9,188)	0
Transfer to taxes payable	—	—	—	(1,260)	(1,260)	—	(1,260)
Valuation of marketable securities	—	—	5,367	—	5,367	—	5,367
Other movements	—	—	—	(74)	(74)	68	(6)
lance, December 31, 1998	38,797	—	8,209	57,821	66,030	(92,089)	12,738
Net income for the year	—	—	—	—	—	21,771	21,771
Dividends declared	—	—	—	—	—	(1,730)	(1,730)
Transfer to reserves	—	—	—	12,469	12,469	(12,469)	0
Valuation of marketable securities	—	—	1,970	—	1,970	—	1,970
Other movements	—	—	—	(68)	(68)	31	(37)
lance, December 31, 1999	38,797	—	10,179	70,222	80,401	(84,486)	34,712
Net income for the year	—	—	—	—	—	8,470	8,470
Establishment of share capital	181,203	(181,203)	—	—	0	—	0
Valuation of marketable securities	—	—	(2,354)	—	(2,354)	—	(2,354)
Other movements	—	—	—	(580)	(580)	606	26
lance, December 31, 2000	220,000	(181,203)	7,825	69,642	77,467	(75,410)	40,854
IAS 39 transition adjustment on valuation of swap agreements	—	—	—	—	—	(14,838)	(14,838)
Net income for the period	—	—	—	—	—	35,533	35,533
Valuation of marketable securities	—	—	(694)	—	(694)	—	(694)
lance, June 30, 2001	220,000	(181,203)	7,131	69,642	76,773	(54,715)	60,855

e accompanying notes are an integral part of these statements.

PUBLIC POWER CORPORATION S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2000
(Expressed in millions of Greek Drachmae)

	Share Capital	Reversal of Revaluation Gains	Reserves: Marketable Securities Valuation Surplus	Reserves: Tax Free and Other Reserves	Reserves: Total	Accumulated Deficit	Grand Total
Balance, December 31, 1999	38,797	—	10,179	70,222	80,401	(84,486)	34,712
Net income for the period	—	—	—	—	0	23,532	23,532
Valuation of marketable securities	—	—	(2,216)	—	(2,216)	—	(2,216)
Other movements	—	—	—	(580)	(580)	676	96
Balance, June 30, 2000	38,797	—	7,963	69,642	77,605	(60,278)	56,124

The accompanying notes are an integral part of this statement.

UBLIC POWER CORPORATION S.A.

ONSOLIDATED STATEMENTS OF CASH FLOWS
OR THE YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000
ND THE SIX MONTHS ENDED JUNE 30, 2000 AND 2001
xpressed in millions of Greek Drachmae)

	December 31,				June 30,		
	1998 GRD	**1999 GRD**	**2000 GRD**	***2000 Euro***	**2000 GRD**	**2001 GRD**	***2001 Euro***
				in millions			*in millions*
ash Flows from Operating Activities:							
Net income for the year/period	(998)	21,771	8,470	*25*	23,532	35,533	*104*
Adjustments to reconcile net income to net cash provided by operating activities:							
Depreciation & amortisation	84,820	94,611	110,309	*324*	48,586	57,541	*169*
Amortisation of subsidies & customers' participation	(23,971)	(25,853)	(27,422)	*(80)*	(13,269)	(14,091)	*(41)*
Impairment loss	0	0	14,774	*43*	0	0	*0*
Fair value loss of swaps	0	0	0	*0*	0	2,408	*7*
Gain on sale of marketable securities	(871)	(2,892)	0	*0*	0	0	*0*
Interest income	(7,886)	(8,857)	(5,485)	*(16)*	(2,877)	(1,255)	*(4)*
Provision for risks	5,981	10,620	17,018	*50*	12,981	4,267	*13*
Unrealised foreign exchange differences on long-term debt	39,240	51,910	22,691	*67*	23,864	4,021	*12*
Unrealised gain from distribution network retirements	(2,489)	(3,069)	(3,482)	*(10)*	(1,563)	(1,981)	*(6)*
Provision for unbilled revenue	(4,717)	(2,491)	(3,674)	*(11)*	(2,448)	(2,058)	*(6)*
Provision for income taxes	6,070	9,035	13,901	*41*	8,842	13,707	*40*
Interest expense	156,076	120,896	106,337	*312*	52,458	43,671	*128*
Operating profit before working capital changes	251,255	265,681	253,437	*744*	150,106	141,763	*416*
(Increase) Decrease in:							
Accounts receivable, trade and other	(4,402)	(6,938)	30,716	*90*	25,052	(4,426)	*(13)*
Other current assets	(1,087)	(4,257)	(7,709)	*(23)*	865	11,258	*33*
PPC-Personnel Insurance Organisation	0	0	(92,878)	*(273)*	(51,606)	56,998	*167*
Materials, spare parts and supplies	(8,984)	(25,111)	7,556	*22*	(2,268)	97	*0*
Other long-term assets	(249)	(2,927)	(1,271)	*(4)*	(245)	1,164	*4*
Increase (Decrease) in:							
Accounts payable	(3,987)	5,524	36,055	*106*	29,288	(10,252)	*(30)*
Other long-term liabilities	4,584	4,256	(2,085)	*(6)*	(8,041)	(234)	*(1)*
Accrued liabilities excluding bank loan interest	2,074	4,566	7,347	*22*	4,569	6,429	*19*
Income taxes paid	(4,307)	(2,084)	(10,600)	*(31)*	(4,359)	(4,925)	*(14)*
Other taxes paid	(1,260)	0	0	*0*	0	0	*0*
et Cash from Operating Activities	233,637	238,710	220,568	*647*	143,361	197,872	*581*
ash Flows from Investing Activities:							
Capital expenditure for property and equipment and software	(243,377)	(225,363)	(312,768)	*(918)*	(126,661)	(134,759)	*(395)*
Disposal of fixed assets and software	55	122	157	*0*	27	89	*0*
Proceeds from subsidies and customers' contributions	43,887	44,342	38,953	*114*	19,882	31,627	*93*
Proceeds from OAE bonds	3,780	4,601	6,281	*18*	6,281	9,315	*27*
Interest received	7,131	9,530	6,129	*18*	4,331	2,065	*6*
Proceeds from sale of marketable securities	1,219	3,335	10	*0*	0	0	*0*
Acquisition of marketable securities	0	(502)	0	*0*	0	0	*0*
Investment in subsidiaries	0	0	(298)	*(1)*	0	(147)	*0*
et Cash used in Investing Activities	(187,305)	(163,935)	(261,536)	*(768)*	(96,140)	(91,810)	*(269)*
ash Flows from Financing Activities:							
Net change in short-term borrowings	(930)	(13,358)	(11,853)	*(35)*	(3,429)	(2,714)	*(8)*
Proceeds from long-term debt	386,879	348,176	393,091	*1,153*	166,007	114,233	*335*
Principal payments of long-term debt	(275,449)	(284,422)	(248,518)	*(729)*	(135,737)	(55,916)	*(164)*
Interest paid	(155,266)	(118,234)	(110,787)	*(325)*	(58,564)	(44,903)	*(132)*
Dividends paid	(1,768)	(931)	(1,730)	*(5)*	(1,730)	0	*0*
Other	(6)	(37)	26	*0*	99	(2)	*0*
et Cash from (used in) Financing Activities	(46,540)	(68,806)	20,229	*59*	(33,354)	10,698	*31*
et increase in cash and cash equivalents	(208)	5,969	(20,739)	*(61)*	13,867	116,760	*343*
ash and cash equivalents at beginning of year/period	19,732	19,524	25,493	*75*	25,493	4,754	*14*
ash and cash equivalents at end of year/period	19,524	25,493	4,754	*14*	39,360	121,514	*357*

xchange rate used for the convenience translation of the December 31, 2000 and June 30, 2001 balances: RD 340.75 to € 1.00

he accompanying notes are an integral part of these statements.

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

1. COMPANY'S FORMATION AND OPERATIONS:

Public Power Corporation ("PPC" or "Company") was established in 1950 for an unlimited duration as a corporation for electricity generation, transmission and distribution throughout Greece. PPC headquarters are located at 30 Chalkokondili Street, Athens, 104-32 Greece. Company's employees at December 31, 1998, 1999 and 2000 and at June 30, 2000 and 2001 totaled approximately 33,500, 32,900, 31,600, 32,300 and 31,000, respectively.

As an integrated electric utility, the Company generates electricity in its own 99 power generating stations, transmits electricity through approximately 10,900 kilometres of high voltage power lines and distributes electricity to consumers through approximately 195,000 kilometres distribution network. The Company also produces the lignite for its lignite-fired power stations from its five lignite mines.

2. LEGAL FRAMEWORK:

Until the enactment of Law 2773/1999, referred to as the Liberalisation Law, the Company operated as a wholly owned state utility whose objective was to develop the country's energy resources and to provide low cost electricity to support the development of the Greek economy. In 1999, the Hellenic Republic enacted the Liberalisation Law, which incorporated the provisions of Directive 96/92 of the European Parliament and of the Council of the European Union or the Electricity Directive, into Greek legislation and which liberalised the Greek electricity market. The Liberalisation Law provided for, among other provisions, the transformation of PPC into a *société anonyme*, to enable the Company to adopt commercial objectives. PPC's transformation to a *société anonyme* became effective on January 1, 2001.

The main provisions of Law 2773 are the following:

- The establishment of the Energy Regulatory Authority ("RAE"), with the function of monitoring the operation of all sectors of the Greek energy market. RAE became fully operational on July 1, 2000.
- Competition in power generation will be introduced through the granting of generating licences, in respect of the main interconnected system.
- Ownership of the national grid ("transmission system" and "distribution network") remains and will continue to remain exclusively with PPC. PPC is entitled to use the system, for other, non-electricity related, purposes (such as telecommunications), subject to obtaining any necessary licences.
- PPC is entitled to operate and exploit the distribution network.
- Supply of energy to Eligible and, as regards PPC to Non-Eligible customers too, is permitted to the holders of a supply licence.
- Effective February 19, 2001, with the exception of non-interconnected islands consumers with an annual consumption of more than 100 GWh per point of consumption (eligible customers) are allowed to conclude supply contracts with energy suppliers on the basis of private agreements as defined in decisions of the Ministry of Development on the RAE's recommendations. Supply of energy to non-eligible customers is an obligation of PPC.
- Under Article 34, an independent legal entity, the "Public Power Corporation Personnel Insurance Organisation" ("PIO"), was established, which will operate separately from PPC. PPC will pay to PIO solely all employer and employee contributions, with any eventual pension and health insurance shortfall being funded by the State Budget (Note 19).
- The Greek State is not permitted to hold less than 51% of the voting shares of PPC after any increase in its share capital (Note 25).

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

Hellenic Electricity Transmission System Operator S.A. ("HTSO"): Law 2773 provided for the establishment of the System Operator, a *société anonyme* operating under the rules of private economy and subject to the provisions of Law 2190/1920. Presidential Decree 328/7.12.00 through which the HTSO was officially incorporated on December 12, 2000, announced its Articles of Incorporation, which among others, specified the following:

1. PPC has the exclusive ownership rights of the transmission system and the obligation to develop it according to the planning of the HTSO, as well as to maintain it and ensure its operational and technical integration.
2. The HTSO shall operate, exploit, ensure the maintenance and implement the development of the transmission system throughout the country, as well as of its interconnections with other networks, in order to ensure the country's energy supply in a sufficient, secure, economically efficient and reliable manner.
3. The share capital of the HTSO is set at GRD 100 million (10,000 registered shares, of Greek Drachmae ten thousands par value each). The Greek State must always own at least 51% of the share capital. Generation licence holders connected to the System, including PPC, may own the remaining 49% in proportion to their generating capacity connected to the transmission system.
4. Matters corresponding to terms and conditions of the employment of PPC personnel by the HTSO by way of seconded staff shall be regulated by a contract between PPC and the HTSO. The HTSO will compensate PPC for the respective costs.
5. PPC will receive compensation from the HTSO for the use of the transmission system.
6. PPC is entitled to use the transmission system, as its exclusive owner, for other, non-energy related, purposes (such as telecommunications, subject to obtaining any necessary licences).

On January 16, 2001, PPC paid GRD 49 million to the HTSO (Note 14) for 49% of its initial share capital. On February 16, 2001, PPC and HTSO entered into an agreement as described under item (4) above. To-date, approximately 160 PPC employees have been transferred to the HTSO. These employees remain on PPC's payroll. Under the terms of such agreement, PPC shall be refunded for all payroll and other benefits as well as the employer's contributions, plus a percentage reflecting any other type of indirect cost relating to the administrative support services of such employees. The above percentage has not yet been determined.

On May 3, 2001, PPC and HTSO entered into another agreement as described under item (5) above which was also approved by RAE and the Ministry of Development. As specified in the agreement and in Law 2773, the calculation of the compensation fee will incorporate PPC's budgeted, direct and indirect transmission costs, depreciation of assets, and a return on PPC's invested capital in the transmission system. The compensation fee has not yet been quantified by PPC.

Up to June 30, 2001, the total costs incurred by PPC on behalf of the HTSO, since its incorporation on 12 December 2000, totaled GRD 1,379, reflecting payroll, organisational studies and various other expenses. PPC intends in accordance with the agreements, to charge this amount, together with the compensation fee to the HTSO. However, this has neither been billed nor charged, as at June 30, 2001.

Public Service Obligations: The Company, being the dominant local electricity provider in Greece, is subject to public service obligations that affect its costs, and which may not be imposed on prospective competitors. The Company will only receive compensation from the HTSO for meeting its service obligations to the extent there are competitors. This compensation will be in proportion to the Company's public sector obligations in relation to those of its competitors.

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

3. BASIS OF PRESENTATION:

(a) ***Basis of Financial Statements:*** The accompanying financial statements are prepared under the historical cost convention as modified by the revaluation of certain assets to fair value and assuming the Company will continue as a going concern. They comply with International Accounting Standards ("IAS") as issued by the International Accounting Standards Committee (IASC) and interpretations issued by the Standard Interpretation Committee (SIC) of the IASC. There are no such standards adopted in advance of their effective dates. The Company presents its financial statements in accordance with IAS for the first time. The accompanying financial statements have been based on the reissued statutory financial statements (see below), appropriately adjusted and reclassified by certain out-of-book memorandum adjustments for conformity with the standards prescribed by the International Accounting Standards Committee.

(b) ***Statutory Accounting:*** The Company until recently maintained its accounting records and prepared its financial statements for regulatory purposes largely in accordance with Greek Corporate Law 2190/1920 and the applicable tax legislation, except that no reserves were established for asset writedowns, for certain liabilities and provisions. Based on Law 2941/12.9.2001, recently ratified by the Greek Parliament, management proceeded in the full adoption of accounting standards provided by the Greek Corporate Law and the Greek National Chart of Accounts and reissued financial statements under Greek GAAP for fiscal years 1998 onwards. Under the provisions of Law 2941/12.9.2001, all adjustments deemed necessary for the full adoption of Greek GAAP were recorded in a separate account in shareholders' equity. This account balance will be offset with the revaluation surplus that will result from the presentation of the Company's fixed assets at fair market values (Note 12).

(c) ***Approval of Financial Statements:*** The Company's reissued statutory financial statements for the years ended December 31, 1998, 1999 and 2000 and for the six month periods ended June 30, 2000 and 2001 have been approved by the Board of Directors on October 9, 2001 and the financial statements prepared under IAS for the same periods on October 24, 2001.

(d) ***Use of Estimates:*** The preparation of financial statements in conformity with IAS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

4. PRINCIPAL ACCOUNTING POLICIES:

The principal accounting policies used in the preparation of the accompanying financial statements are as follows:

(a) Basis of Consolidation: The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. Subsidiary undertakings (companies in which PPC directly or indirectly has an interest of more than one half of the voting rights or otherwise has power to exercise control over the operations) have been consolidated. Subsidiaries are consolidated from the date on which effective control is transferred to the Group and are no longer consolidated from the date of disposal. All significant intercompany balances and transactions have been eliminated. Where necessary, accounting policies for subsidiaries have been revised to ensure consistency with the policies adopted by the Company. The Company's subsidiaries (currently having limited operations) that were fully consolidated in the accompanying financial statements are as follows:

Consolidated Subsidiary	Ownership Interest	Country of Incorporation	Principal Activities
PPC Renewables S.A.	100%	Greece	Engineering, consulting, technical and commercial services
Cogen S.A.	100%	Greece	Consulting Services
PPC Telecommunications Services S.A.	100%	Greece	Telecommunication services

(b) ***Foreign Currency Translation:*** The Company's measurement as well as reporting currency is the Greek Drachmae. Transactions involving other currencies are converted into Greek Drachmae using the exchange rates which, were in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities that are denominated in other currencies are adjusted to reflect the current exchange rates. Gains or losses resulting from foreign currency adjustments are included in foreign currency gains (losses), net, in the accompanying statements of operations.

(c) ***Financial Instruments:*** Financial assets and liabilities carried on the balance sheet, include cash, cash equivalents, receivables, investments, current liabilities, long-term debt and derivative financial instruments. The accounting policies on recognition and measurement of these items are disclosed in the respective accounting policies included in this note. Financial instruments are classified as assets, liabilities or equity in accordance with the substance of the related contractual arrangement. Interest, dividends, gains and losses relating to financial instruments classified as assets or liabilities, are reported as income or expense, respectively. Financial instruments are offset when the Company has a legally enforceable right to offset and intends to settle either on a net basis or to realise the asset and settle the liability simultaneously.

(i) ***Fair Value:*** The carrying amounts reflected in the accompanying balance sheets for cash and cash equivalents, receivables, and current liabilities approximate their respective fair values due to the relatively short-term maturity of these financial instruments. The fair values of marketable securities are based on their quoted market prices. The fair values of long-term debt are as described in Note 21 below. The fair values of derivative instruments are based upon marked to market valuations (discounted cash flow analysis).

(ii) ***Credit Risk:*** The Company has no significant concentrations of credit risk with any single counterparty.

With respect to derivative financial instruments, the off-balance sheet risk in outstanding swap agreements involves both the risk of a counterparty not performing under the terms of the contract and the risk associated with changes in market value. The Company monitors its positions, the credit ratings of counterparties and the level of contracts it enters into with any counterparty. The counterparties to these contracts are major financial institutions. The Company has a policy of entering into contracts with parties that meet stringent qualifications and, given the high level of credit quality of its derivative counterparties, the Company does not believe it is necessary to enter into collateral arrangements.

(iii) ***Interest Rate and Foreign Currency Risk:*** With respect to its long-term debt, the management of the Company closely monitors the fluctuations in foreign currency exchange and in interest rates and evaluates the need to enter into any financial instruments to mitigate those risks, on an ongoing basis. In this respect, the Company enters into interest rate and currency swap contracts to reduce the exposure to interest rate and currency fluctuations.

Up to December 31, 2000 interest rate swaps were accounted for as cash flow type hedges of designated long-term debt on an accrual basis, as the interest rate swaps held were expected by the Company to be highly effective in achieving offsetting changes in the cash flows attributable to the hedged item. The interest payable and interest receivable under the swap is accrued and recorded as an adjustment to the interest expense of the designated long-term debt. Up to December 31, 2000 currency swaps were not recognised as assets and liabilities in the accompanying financial statements.

Effective January 1, 2001 in accordance with IAS 39 "Financial Instruments: Recognition and Measurement", such instruments are measured at fair values and recognised as assets or liabilities in the accompanying financial statements. The resulting transition adjustment has been included in equity as an adjustment to the opening balance of accumulated deficit.

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

Changes in the fair value of derivatives that are designated and qualify as cash flow hedges and that are highly effective are recognised in equity. Where a hedged forecasted transaction or firm commitment results in the recognition of an asset or of a liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability. Otherwise, amounts deferred in equity are transferred to the income statement and classified as revenue or expense in the same periods during which the hedged firm commitment or forecasted transaction affects the income statement. Certain derivative transactions, while providing effective economic hedges under the Company's risk management policies, do not qualify for hedge accounting under the rules in IAS 39. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39, are recognised immediately in the income statement.

(iv) Market Risk: The Company has not entered into any hedging transactions to cover its exposure to price movements arising from the purchase of the natural gas, electricity and liquid fuel.

(d) Property, Plant and Equipment: For financial reporting purposes, property, plant and equipment is stated at acquisition cost less accumulated depreciation. Assets constructed by PPC are added to property, plant and equipment at cost which includes direct technical payroll costs related to construction (inclusive of related employer contributions) and applicable general overhead costs. With the exception of assets relating to the distribution network (see Note 12), for all other assets that are retired or sold, their cost and related depreciation is removed from the accounts at the time of sale or retirement, and any gain or loss is included in the accompanying statements of operations. Repairs and maintenance are charged to expenses as incurred.

(e) Depreciation: Depreciation is calculated on a straight-line basis over the average estimated economic useful life rates, as follows:

Buildings and Civil Works:	
Hydro power plants	2%
Buildings of general use	5%
Industrial buildings	8%
Machinery and Equipment:	
Thermal power plants	4%
Mines	4%
Hydro power plants	2%
Autonomous diesel power plants	8%
Other	12%
Transmission lines and substations	2.5%
Distribution:	
Substations	6%
Low voltage distribution network	6%
Medium voltage distribution network	5%
Transportation assets	15% to 20%
Furniture, fixtures and equipment	20% to 30%

(f) Mining Activities: PPC owns and operates open pit lignite mines. Acquisition and initial (pre-production) development costs relating to mines are capitalised and amortised over the shorter of the life of the mine and twenty years. Exploration and ongoing (post-production) development costs are charged to the cost of lignite production as incurred. A provision for land restoration is established for the Company's estimated present obligation for restoration and is calculated based on the surface disturbed to date and the average cost of restoration per metric unit. It is accounted for on an accrual basis and is included in provisions (Note 18). The movement of the Company's

lignite deposits (mines that either operate or are about to commence operations) has as follows (in millions of tons of lignite):

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Reserve quantities, beginning	2,047	1,988	1,927	1,927	1,864
Extraction for the year/ period	59	61	63	32	32
Reserve quantities, ending	1,988	1,927	1,864	1,895	1,832

(g) ***Borrowing Costs:*** The Company follows the benchmark treatment provided in IAS 23 under which borrowing costs are recognised as an expense in the period in which they are incurred regardless of how borrowing proceeds are applied.

(h) ***Impairment of assets:*** IAS 36 requires that the recoverable amount of an asset should be estimated whenever there is an indication that the asset has suffered a significant impairment. It also requires an impairment loss to be recognised whenever the carrying amount of an asset exceeds its recoverable amount. The recoverable amount is measured as the higher between net selling price and value in use.

Net selling price is the amount obtainable from the sale of an asset in an arm's length transaction between knowledgeable, willing parties, after deducting any direct incremental disposal costs, while value in use is the present value of estimated future cash flows expected to arise from continuing use of an asset and from its disposal at the end of its useful life.

The determination of the Company's fixed assets' fair market value (in-use) at December 31, 2000, as further discussed in Note 12 below, indicated that certain of the Company's hydro power plants had suffered a permanent impairment of GRD 14,774, which is separately reflected in the accompanying statements of operations for the year ended December 31, 2000.

(i) ***Subsidies and Customers' Contributions for Fixed Assets:*** PPC obtains subsidies from the EU in order to fund specific projects executed through a specific time period. Furthermore, PPC's customers are required to participate in the initial network connection cost (metering devices, substations, network connections etc.) or other type of infrastructure. Subsidies and customers' contributions are recorded upon collection and are reflected as deferred income (subsidies and customers' contributions) in the accompanying balance sheets. Amortisation is accounted for in accordance with the useful life of the related assets, and is included in depreciation and amortisation in the accompanying statements of operations (Notes 23 and 32).

(j) ***Intangible assets:*** Intangible assets represent costs of purchased or self-generated software such as payroll, materials and services used and any other expenditure incurred in developing computer software and bringing the software into its intended use. Software costs are amortised on a straight-line basis over a period of three years. Amortisation is included in depreciation and amortisation in the accompanying statements of operations (Notes 13 and 32).

(k) ***Cash and Cash Equivalents:*** The Company considers time deposits and other highly liquid investments with original maturity of three months or less, to be cash equivalents. The adoption of IAS 39, which became effective on January 1, 2001, did not result in any transition adjustment as to the recognition and measurement of cash and cash equivalents.

(l) ***Marketable Securities:*** The Company has investments in equity securities that are traded on the Athens Stock Exchange. Up to December 31, 2000, these investments were classified as current as they are not generally intended to be retained on a long-term basis and are carried at

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

their market value (based on the quoted market price at each balance sheet date) in accordance with IAS 25 "Accounting for Investments". The difference in the market values was recorded directly as a separate component of equity, in case of an increase in carrying amounts, and as an expense in case of a decrease in carrying amounts to the extend that is not covered by a surplus previously recorded in equity. Investments in OAE bonds were carried at cost (Notes 7 and 14) plus accrued interest (Note 11).

Effective January 1, 2001 in accordance with IAS 39 "Financial Instruments: Recognition and Measurement", these investments, excluding OAE bonds, are classified as available for sale. Any unrealised gains or losses are recognised directly in equity. When the investment is sold, collected or otherwise disposed of, or when the carrying amount of the investment is impaired, the cumulative gain or loss recognised in equity is transferred to the income statement. Investments in OAE bonds are classified as held to maturity and carried at amortised cost. The adoption of IAS 39 did not result in any transition adjustment as to the recognition and measurement of marketable securities.

(m) Accounts Receivable: Accounts receivable, are stated at their face value, net of any provisions for non-collectible balances. The adoption of IAS 39, which became effective January 1, 2001, did not result in any transition adjustment as to the recognition and measurement of accounts receivable.

(n) Provisions and Contingencies: Provisions are recognised when the Company has a present legal or constructive obligation as a result of past events and it is probable that an outflow of resources embodying economic benefits will be required to settle this obligation, and a reliable estimate of the amount of the obligation can be made. Provisions are reviewed at each balance sheet date and adjusted to reflect best current estimates. Contingent liabilities are not recognised in the financial statements but are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. Contingent assets are not recognised in the financial statements but are disclosed when an inflow of economic benefits is probable.

(o) Income Taxes (Current and Deferred): Current and deferred income taxes are computed based on the stand alone financial statements of each of the entities included in the consolidated financial statements, in accordance with the tax rules in force in Greece. Income tax expense consists of income taxes for the current year based on the Company's profits as adjusted in its tax returns, using current tax rates. Deferred income taxes are provided using the liability method for all temporary differences arising between the tax basis of assets and liabilities and their carrying values for financial reporting purposes. No deferred tax asset is recorded if it is not probable that the related tax benefit will be realised in the foreseeable future. For transactions recognised directly in equity, any related tax effects are also recognised directly in equity. Computation is made using the enacted tax rates. Temporary differences giving effect to such taxes are explained in Note 16.

(p) Revenue recognition: Revenue from all types of customers is accounted for on an accrual basis. At each balance sheet date, unbilled revenue is recorded to account for electricity delivered and consumed by customers but not yet billed (Notes 8 and 30).

(q) Materials and Spare Parts: Materials and spare parts principally relate to power plant, transmission and distribution network maintenance and are stated at the lower of cost or net realisable value, the cost being determined using the weighted average method. These materials are recorded in inventory when purchased and then are expensed or capitalised to plant, as appropriate, when installed. Provision, for slow moving materials and spare parts, is accounted for in the accompanying financial statements.

(r) Fossil fuel: Fossil fuel mainly consists of the production cost of lignite, extracted from PPC's own mines. All costs incurred for the extraction of lignite are treated as production costs. Consumption of lignite is separately reflected in operating expenses in the accompanying

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

statements of operation. Management believes that lignite reserves are adequate to cover the current and anticipated levels of supply for energy generation by lignite-fired thermal power stations for many years.

(s) ***Liquid Fuel:*** Liquid fuel (fuel and diesel oil) is generally purchased from a State owned oil company, Hellenic Petroleum S.A. The contract expired in August 2001 and currently the Company is in the process of concluding a new one. PPC has the right to purchase from other suppliers as well. The cost of liquid fuel reflects purchase price plus any taxes (other than VAT), levies and other costs necessary for the storage in PPC's warehouses. Liquid fuel costs are expensed as consumed and are separately reflected in the accompanying statements of operations. Effective January 1, 2001, and following the requirements of IAS 39, the above contract is not accounted for as a derivative as it is a normal purchase contract which is intended to be settled by the Company by taking delivery in the normal course of business, and for which the Company does not intend to settle net (either with the counterparty or by entering into offsetting contracts).

(t) ***Natural Gas:*** Natural gas is purchased from a State owned company, the Public Natural Gas Supply S.A. ("DEPA") under a contract expiring in 2016. Prices are mainly dependent on the current market prices of heavy oil, gas oil and certain types of crude oil. To a lesser extent they depend on national and international financial indices. Payments are made in local currency. Natural gas fuel is expensed as purchased, as the Company does not own any storage facilities. Consumption of natural gas is separately reflected in the accompanying statements of operation. Effective January 1, 2001, and following the requirements of IAS 39, the above contract is not accounted for as a derivative as it is a normal executory contract which is intended to be settled by the Company by taking delivery in the normal course of business, and for which the Company does not intend to settle net (either with the counterparty or by entering into offsetting contracts).

(u) ***Electricity:*** Electricity is periodically purchased under short-term contracts. Electricity purchase costs are expensed as consumed and are separately reflected in the accompanying statements of operation. Effective January 1, 2001, and following the requirements of IAS 39, the above contracts are not accounted for as derivatives as they are normal executory contracts which are intended to be settled by the Company by taking delivery in the normal course of business, and for which the Company does not intend to settle net (either with the counterparty or by entering into offsetting contracts).

(v) ***Segment information:*** Prior to 2001, the Company managed its operations on an integrated utility basis. As a result of the implementation of EU Directive 96/92 and as part of its transformation into a société anonyme, discussed in Note 2 above, the Company has adopted a new organisational and management structure, which will reflect its core business, and accordingly, effective January 1, 2002, the Company will present segment information for its core business segments.

(w) ***Earnings per Share:*** Basic earnings per share are computed by dividing net income by the weighted average number of shares outstanding during each year/ period. There were no dilutive securities outstanding during the years/ periods presented. All share and per share amounts have been adjusted to give retroactive effect to the establishment of the Company's share capital discussed in Note 25.

5. TRANSLATIONS OF GREEK DRACHMAE AMOUNTS INTO EURO:

The Company's financial statements are stated in Greek Drachmae. The translation of the Greek Drachmae amounts into EURO is included solely for the convenience of the reader, using the locked euro-zone exchange rate of GRD 340.75 to € 1.00. The convenience translation should not be construed as representation that the Greek Drachmae amounts have been, could have been, or could in the future be, converted into EURO at this or any other rate of exchange.

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

6. CASH AND CASH EQUIVALENTS:

Amounts in the accompanying balance sheets are analysed as follows:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Cash at hand	553	359	887	1,968	703
Cash in banks	9,652	10,815	1,548	9,073	12,492
Bank of Crete (Note 15)	2,319	2,319	2,319	2,319	2,319
Time deposits	7,000	12,000	0	26,000	106,000
	19,524	25,493	4,754	39,360	121,514

Interest earned on cash in banks and time deposits is accounted for on an accrual basis and amounted to GRD 4,182, GRD 5,724, GRD 3,604, GRD 1,806 and GRD 608 for the years 1998, 1999 and 2000 and for the six months ended June 30, 2000 and 2001, respectively.

The significant decrease in cash balances for the year ended December 31, 2000 is due to the repayment of long-term debt in late 2000. The significant increase in cash balances during the six months period ended June 30, 2001 is due to the receipt (on June 29, 2001) of GRD 105,800 from the Greek State (Note 19).

7. MARKETABLE AND OTHER SECURITIES:

Amounts in the accompanying balance sheets are analysed as follows:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Equity securities:					
—Chalkis Cement S.A.	1,934	1,934	1,934	1,934	0
—Heracles Cement Co	0	0	0	0	2,494
—National Bank of Greece	6,879	11,627	9,272	9,411	8,018
—Bank of Greece	176	0	0	0	0
—Titan S.A.	2,537	0	0	0	0
—Evetam	88	82	82	82	82
	11,614	13,643	11,288	11,427	10,594
OAE bonds (current portion)	4,601	6,281	9,315	9,315	13,489
Other	10	10	0	10	0
	16,225	19,934	20,603	20,752	24,083

Chalkis Cement S.A. ("Chalkis") was a company listed on the Athens Stock Exchange. The trading of Chalkis' shares was suspended on March 26, 1991 and was accounted for at cost. Following Chalkis' absorption by Heracles Cement Co. ("Heracles"—listed on the Athens Stock Exchange) the Chalkis' shares were exchanged for Heracles' shares in June 2001 and at June 30, 2001 were valued according to the quoted market price for Heracles' shares. At December 31, 1998 the cost of the above equity securities was GRD 3,405, while at December 31, 1999 and 2000 and at June 30, 2000 and 2001, the cost was GRD 3,463.

Proceeds from the sale of equity securities for 1998 and 1999 totaled GRD 1,219 and GRD 3,335 respectively, while the respective resulting gains totaled GRD 871 and GRD 2,892. There were no sales of equity securities during 2000 and the six months ended June 30, 2001.

The change in net unrealised holding gain (loss) on equity securities available for sale totaled GRD 5,367, GRD 1,970, GRD (2,354), GRD (2,216) and GRD (694) in 1998, 1999, 2000 and the six months ended June 30, 2000 and 2001, respectively.

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

OAE bonds are bonds issued by the Greek State in June 1992 in order to pay the debts of ailing companies. In this respect PPC, which had outstanding debts from ailing companies, received in June 1992 bonds with a face value of GRD 37,466 (representing GRD 26,424 of principal and GRD 11,042 of interest for the period from June 10, 1992 through June 10, 1994, separated in five series) maturing at various dates, from June 10, 1998 through June 10, 2002, as follows:

	December 31,			June 30,	
Maturity	1998	1999	2000	2000	2001
June 1999	4,601	0	0	0	0
June 2000	6,281	6,281	0	0	0
June 2001	9,315	9,315	9,315	9,315	0
June 2002	13,489	13,489	13,489	13,489	13,489
	33,686	29,085	22,804	22,804	13,489
Less current portion	(4,601)	(6,281)	(9,315)	(9,315)	(13,489)
Long-term portion (Note 14)	29,085	22,804	13,489	13,489	0

Interest on these bonds is accounted for on an accrual basis. Accrued interest at December 31, 1998, 1999, 2000 and at June 30, 2000 and June 30, 2001, totaled GRD 2,127, GRD 1,454, GRD 810, GRD NIL and GRD NIL, respectively and is included in other current assets in the accompanying balance sheets (Note 11).

Interest income for the years ended December 31,1998, 1999 and 2000 and the six-months ended June 30, 2000 and June 30, 2001 totaled GRD 3,704, GRD 3,133, GRD 1,881, GRD 1,071 and GRD 647, respectively and is included in financial income in the accompanying statements of operations.

The majority of the above bonds are used by PPC as collateral in obtaining short-term bank borrowings (Note 20).

8. TRADE RECEIVABLES:

Amounts in the accompanying balance sheets are analysed as follows:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
High voltage	26,898	26,726	20,608	18,858	19,852
Medium and low voltage	111,686	114,771	119,188	115,920	119,800
Customers contributions	2,320	2,155	1,636	2,034	1,649
	140,904	143,652	141,432	136,812	141,301
Unbilled revenue	54,370	56,861	60,535	59,309	62,593
	195,274	200,513	201,967	196,121	203,894
Less: Allowance for doubtful accounts	(31,538)	(33,733)	(31,164)	(30,159)	(32,203)
	163,736	166,780	170,803	165,962	171,691

High voltage customer balances relate to receivables from sales of energy to 25 large industrial companies, which are invoiced at the end of each calendar month, based on individual agreements and actual metering.

Medium voltage customers are mainly small industrial companies. Billing is on a monthly basis based on actual meter readings.

Low voltage customers are mainly residential customers. The majority of low voltage customers are billed every four months based on actual meter readings, while interim bills are issued every two months based on the energy consumed during the corresponding period in the prior year.

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

Revenues from the supply of electricity to medium and low voltage customers provided during the period from the last meter reading and billing through each reporting date are accounted for as unbilled revenue.

Allowance for doubtful customers is made for specific balances relating to high voltage customers, while the allowance for medium and low voltage customers is based on the balances reported by the Company's billing system as outstanding in excess of twelve months, for which provisions are made in full.

The movement on the allowance for doubtful accounts is as follows:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Beginning balance	29,177	31,538	33,733	33,733	31,164
Provision	2,571	4,877	2,842	1,281	1,409
Utilised	(210)	(2,682)	(5,411)	(4,855)	(370)
Ending balance	31,538	33,733	31,164	30,159	32,203

9. OTHER RECEIVABLES:

Amounts in the accompanying balance sheets are analysed as follows:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Value Added Tax	15,421	15,421	0	7,062	0
Amounts in dispute with tax authorities	8,438	12,716	12,716	12,716	12,284
Income tax advance	6,194	0	0	0	0
Greek Post Office (ELTA)	2,010	2,352	2,467	2,324	3,063
Social security funds, in dispute	6,553	6,553	6,553	6,553	6,553
Social security funds, current	2,678	2,785	2,556	3,162	3,821
State participation in employees social security contributions (short-term portion)	1,038	1,480	2,007	1,746	1,904
Pensioners advances, in dispute	1,793	1,793	1,793	1,793	1,793
Pensioners advances, current	10,689	14,008	0	0	0
Loans to employees	4,417	4,685	5,070	5,343	4,976
Employees' current accounts	658	808	727	910	964
Receivables from contractors	9,345	3,755	3,117	3,828	4,661
Tax withholdings	1,068	1,328	1,399	1,528	1,479
Other	7,868	11,993	303	9,644	1,398
	78,170	79,677	38,708	56,609	42,896
Less: Allowance for doubtful accounts	(8,346)	(8,346)	(8,346)	(15,408)	(8,346)
	69,824	71,331	30,362	41,201	34,550

The movement on the provision for doubtful accounts is as follows:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Beginning balance	8,261	8,346	8,346	8,346	8,346
Provision	85	0	7,062	7,062	0
Utilised	0	0	(7,062)	0	0
Ending balance	8,346	8,346	8,346	15,408	8,346

Value Added Tax ("VAT"): The amount relates to VAT overpayment during the period from 1987-1993. Of this amount, GRD 8,359, was settled in June 2000 (Note 16). The remaining amount of GRD 7,062 was fully provided at June 30, 2000 and was written off in August 2000.

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

Disputes with tax authorities: In 1995 the tax authorities performed a preliminary payroll tax audit for the years from 1983 to 1995, and assessed to the Company GRD 13,820 relating to supplementary payroll tax and penalties. In 1998, the tax authorities performed a preliminary tax audit of the years 1995 to 1997 and assessed additional income taxes and penalties of GRD 10,464. The Company brought the cases before the tax courts by paying the amount of GRD 13,718. The majority of the above assessments are still pending before the courts, despite the fact that certain of their elements were finalised in the Company's favour. A provision of GRD 12,800 is included in "Provisions" (Note 18) in the accompanying financial statements to cover the Company's exposure relating to the cases that are not expected to be finalised in the Company's favour.

Social security funds in dispute: The amount relates to social security contributions (years 1983-1993) of employees who have worked with other employers before joining PPC. As PPC undertook the obligation for their pensions and other related benefits, part of their contributions to other social security funds (mainly IKA, the major Greek social security fund), has been claimed by PPC. The claim was not accepted by IKA and the case was brought by PPC before the courts. Following an adverse court decision, management intends to file an appeal. An equal provision has been established for the non-collection of the amount.

State participation in employees' social secutity contributions: The amount represents the State contribution to the social security contributions of employees who started working after January 1, 1993.

Advances to pensioners in dispute: The amount of GRD 1,793 represents an advance payment made in 1993 to pensioners in relation to the litigation discussed in Note 29.e.

Pensioners' advances: The amounts relate to advance payments to new pensioners (monthly pension and lump-sum payments) until their pension is officially approved, as well as advance payments of regular pensions to pensioners. Effective January 1, 2000, these amounts have been classified as receivables from PIO (Note 19).

10. MATERIALS, SPARE PARTS AND SUPPLIES:

Amounts in the accompanying balance sheets are analysed as follows:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Fossil fuel (mainly lignite)	10,965	11,867	11,007	11,482	8,872
Liquid fuel	16,627	18,346	18,436	20,688	19,148
Materials and spare parts	130,993	145,359	157,595	148,115	158,303
Advances to suppliers	41,055	55,318	43,261	55,998	47,840
	199,640	230,890	230,299	236,283	234,163
Provision for slow-moving materials and spare parts	(32,905)	(34,121)	(36,521)	(35,457)	(38,349)
	166,735	196,769	193,778	200,826	195,814

11. OTHER CURRENT ASSETS:

Amounts in the accompanying balance sheets are analysed as follows:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Value Added Tax, current account	0	4,082	13,819	4,756	1,023
Prepaid expenses	3,798	4,333	2,328	3,184	3,673
OAE accrued interest (Note 7)	2,127	1,454	810	0	0
Other	1,009	649	626	259	820
	6,934	10,518	17,583	8,199	5,516

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

Value Added Tax: The change of the VAT balance from payable until 1998 (Note 15) to a receivable balance is mainly due to the fact that effective January 1, 1999 sales of energy are subject to VAT of 8% (18% until December 31, 1998). The Company's purchases (materials, services etc.) are subject to VAT of 18%.

12. PROPERTY, PLANT AND EQUIPMENT:

Amounts in the accompanying balance sheets are analysed as follows:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Cost:					
Land	17,692	19,850	19,839	20,044	20,849
Mines (expropriation and development costs — Note 4f)	74,831	90,925	101,633	92,898	112,950
Buildings	351,047	420,033	423,692	421,047	428,115
Machinery	1,316,023	1,497,526	1,647,145	1,534,679	1,691,647
Transportation assets	24,536	26,560	29,030	28,252	29,602
Furniture and equipment	61,064	66,567	68,779	66,339	69,914
Construction in progress	324,683	266,525	384,117	345,341	451,111
	2,169,876	2,387,986	2,674,235	2,508,600	2,804,188
Accumulated Depreciation:					
Land	0	0	0	0	0
Mines	35,550	39,257	43,018	41,138	44,900
Buildings	78,873	91,214	104,987	97,687	113,587
Machinery	336,260	401,038	476,699	431,872	516,529
Transportation assets	16,901	19,311	22,200	20,658	23,538
Furniture and equipment	42,394	49,679	56,608	53,123	59,555
Construction in progress	0	0	0	0	0
	509,978	600,499	703,512	644,478	758,109
Net Book Value:					
Land	17,692	19,850	19,839	20,044	20,849
Mines	39,281	51,668	58,615	51,760	68,050
Buildings	272,174	328,819	318,705	323,360	314,528
Machinery	979,763	1,096,488	1,170,446	1,102,807	1,175,118
Transportation assets	7,635	7,249	6,830	7,594	6,064
Furniture and equipment	18,670	16,888	12,171	13,216	10,359
Construction in progress	324,683	266,525	384,117	345,341	451,111
	1,659,898	1,787,487	1,970,723	1,864,122	2,046,079

Fixed Assets Register: The company's fixed assets register does not provide sufficiently detailed information that would enable the determination of the historical cost of each individual asset, and its subsequent statutory revaluations, additions, disposals etc. Furthermore, the fixed assets register does not provide technical or other operational data that would facilitate physical verification of assets, either from the register to the specific asset or vice versa. With the exception of transportation assets and office equipment, no physical counts of fixed assets have been performed in the past. The Company has initiated the process of developing a detailed fixed assets register, which is expected to reconcile costs to identifiable individual items and incorporate the results of the appraisal revaluation (see paragraph "Appraisal of fixed assets" below). Any differences relating to prior years will be charged to opening retained earnings with an expected equal adjustment to the appraisal surplus. This process is expected to be completed within 2002.

Legal Status of Property: The Company is in the process of preparing a detailed listing of all its real property, as such information is not provided by the fixed assets register which will be filed with the Land Registry to enable the Company to obtain ownership and encumbrances certificates.

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

Insurance Coverage: The Company's property, plant and equipment are located all over Greece and therefore the risk of a major loss is reduced. PPC does not carry any form of insurance coverage on its property, plant and equipment, save for its information technology equipment.

Retirements and Disposals of the Distribution Network: As the Company's fixed assets register does not provide sufficient details to enable the identification of the original cost or accumulated depreciation of a retired or disposed asset, the distribution network fixed assets which are disposed are not removed from the fixed assets register. Estimated values of items retired are transferred to the warehouse stock and classified as spare parts and materials. Upon warehousing and for financial reporting purposes a contra account under fixed assets is credited with an amount equal to the estimated value of the item warehoused. The related accumulated depreciation as of the retirement date is estimated to be 50% of the warehouse value. The net book value of such retirements, as estimated by the Company, for 1998, 1999, 2000 and the six months ended June 30, 2000 and 2001, totaled GRD 2,489, GRD 3,069, GRD 3,482, GRD 1,563 and GRD 1,981, respectively.

Statutory Revaluation of Fixed Assets: In accordance with Greek tax legislation, fixed assets are periodically revalued (usually every four years). These revaluations relate to machinery (until 1987), land, mines and buildings and are based on non-industry specific indices that were determined by the Government through Ministerial Decisions. Both cost and accumulated depreciation are increased by these indices while the net revaluation surplus is credited to reserves in equity. These statutory revaluations, the latest of which was done at December 31, 2000, do not meet the criteria required by IAS 16 "Property, plant and equipment", and accordingly have been reversed in the accompanying financial statements. Such reversal was made on a class of asset rather than on an individual asset basis, because the fixed assets register does not provide information to enable the determination of the historical cost of each individual asset. As of December 31, 2000, revaluations that have been performed in the past resulted in a total revaluation surplus of GRD 322,921 out of which GRD 181,203 was used to set up part of the Company's share capital (Note 25).

PUBLIC POWER CORPORATION S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
DECEMBER 31, 1998, 1999 AND 2000 AND JUNE 30, 2000 AND 2001
(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

Additions to Fixed Assets: Additions to cost and accumulated depreciation and other movements in fixed assets for 1998, 1999 and 2000 as well as the six months period ended June 30, 2000 and 2001 had as follows:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Additions:					
Land	37	2,322	1,175	208	1,052
Mines	348	16,093	10,708	1,974	11,317
Buildings	27,432	69,428	15,471	1,014	4,420
Machinery	141,530	188,760	158,847	40,278	47,551
Transportation assets	3,220	2,055	2,221	1,701	577
Furniture and equipment	4,541	5,985	5,025	2,418	1,322
CIP additions	228,772	233,109	307,563	118,486	123,287
CIP transfers	(171,863)	(291,268)	(189,971)	(39,670)	(56,293)
	234,017	226,484	311,039	126,409	133,233
Depreciation expense:					
Land	0	0	0	0	0
Mines	3,637	3,707	3,760	1,881	1,884
Buildings	12,411	12,341	13,774	6,473	8,599
Machinery	58,571	67,849	79,309	32,396	41,817
Transportation assets	2,736	2,436	2,911	1,354	1,480
Furniture and equipment	7,355	7,855	9,918	6,203	3,445
	84,710	94,188	109,672	48,307	57,225
Impairment:					
Land	0	0	1,408	0	0
Buildings	0	0	11,382	0	0
Machinery	0	0	1,984	0	0
	0	0	14,774	0	0
Cost of Disposals:					
Land	1	0	21	15	41
Mines	0	0	0	0	0
Buildings	2	0	0	0	0
Machinery	4,977	6,142	7,245	3,125	4,000
Transportation assets	14	27	25	7	143
Furniture and equipment	517	691	3,007	2,770	512
	5.511	6,860	10,298	5,917	4,696
Accumulated depreciation of Disposals:					
Land	0	0	0	0	0
Mines	0	0	0	0	0
Buildings	2	0	0	0	0
Machinery	2,490	3,071	3,648	1,563	1,987
Transportation assets	14	26	22	7	142
Furniture and equipment	462	570	2,989	2,759	498
	2,968	3,667	6,659	4,329	2,627
Other movements/transfers:					
Land	0	(164)	243	0	0
Mines	0	0	0	0	0
Buildings	58	(441)	(430)	0	3
Machinery	(1,038)	(1,115)	0	0	952
Transportation assets	177	(5)	275	(2)	136
Furniture and equipment	9,897	211	194	124	325
	9,094	(1,514)	282	122	1,416

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

Stranded Costs: Stranded costs relate to excess costs incurred by the Company as a result of investment decisions or legislative obligations that the Company undertook for reasons of public policy. These mainly comprise of costs resulting from the construction of excess generating capacity. Article 24 of the EU Directive (see Note 2) recognises that such costs may not be recovered after the liberalisation of the electricity market and states that Member States can introduce transitional regimes and/or grant companies with financial compensation, subject to the approval of the European Commission.

Appraisal of Fixed Assets: In July 2001, the Company engaged American Appraisal, an independent firm of appraisers to conduct a valuation of its fixed assets as of December 31, 2000. Such valuation was completed in late September 2001. Following the allowed alternative treatment of IAS 16 the Company intends to present its fixed assets at December 31, 2002, for both statutory and financial reporting purposes, at appraised values. From December 31, 2002 onwards the Company intends to have an independent revaluation performed for each class of assets once every five years. Any surplus will be reflected separately in shareholder's equity, will be amortised over the useful life of the related assets and will be charged (credited) to retained earnings.

The Company, for purposes of providing the reader with a better understanding of the impact of the American Appraisal valuation to the Company's equity and statements of operations, presents the following illustrative financial information which has been prepared under the assumption that the revaluation had been recorded in the fiscal year ended December 31, 2000. However, the illustrative financial information presented below is not necessarily indicative of the results of operations or related effects on financial position that would have been or will be attained had the revaluation mentioned above been recorded in the fiscal year ended December 31, 2000.

BALANCE SHEET—December 31, 2000

Assets	
Fixed assets at appraised values	
Land	113,614
Mines	58,616
Buildings	480,516
Machinery	1,879,227
Transportation	12,721
Furniture and equipment	32,046
Software	1,500
CIP	384,117
	2,962,357
Other assets	585,405
Total assets	3,547,762

Liabilities and shareholders' equity	
Liabilities	2,516,539
Shareholders' equity	
Share capital	220,000
Appraisal surplus	990,369
Retained earnings/(accumulated deficit) and reserves	(179,146)
Total Equity	1,031,223
Total liabilities and shareholders' equity	3,547,762

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

STATEMENTS OF OPERATIONS

	December 31, 2000	June 30, 2000	June 30, 2001
Revenues	977,327	477,396	501,883
Operating expenses (excluding depreciation)	(751,148)	(345,592)	(366,424)
Depreciation expense	(151,132)	(71,671)	(80,854)
Other	(130,767)	(68,673)	(47,424)
Profit (loss) before tax	(55,720)	(8,540)	7,181
Provision for income tax[a]	(13,901)	(8,842)	(13,707)
Profit (loss) after tax	(69,621)	(17,382)	(6,526)

(a) The tax deductibility of the additional depreciation charge which relates to the fixed assets appraisal (approximately GRD 78 billion, GRD 41 billion and GRD 42 billion, for the year ended December 31, 2000 and the six month periods ended June 30, 2000 and 2001, respectively), has been approved by the Ministry of Finance, but its exact application and extent is still to be determined. Accordingly, the related tax effect is not reflected in the above provision.

The above information has been prepared solely for illustrative purposes and for the convenience of the reader of this report. The above condensed statements have been prepared after having incorporated the American Appraisal valuation of fixed assets and having reflected the effect of such valuation on the depreciation expense for the year ended December 31, 2000 and the six months period ended June 30, 2000 and 2001, based on the following assumptions:

- Additions and retirements during the period from January 1, 2000 to June 30, 2001 have been added (deleted) from the accounts at cost which is assumed to be equal to fair market values.
- Based on management representations received by American Appraisal, there have been no significant movements in fair values during the period from January 1, 2000 to June 30, 2001 and, accordingly, the fair values estimated at December 31, 2000 were consistently applied during the above period. It should be noted that, during the above period, there have been no major currency fluctuations of the Greek Drachmae and the inflation rate has not exceeded 4% per annum.
- The Appraisal Report is stated in US dollars. The translation of the US dollars amounts into Greek Drachmae was made using the exchange of US $ 1.00 to GRD 375.0, as disclosed in the Appraisal Report.

As disclosed in the Appraisal Report, "Fair Market Value is defined as the estimated amount at which the property might be expected to exchange between a willing buyer and a willing seller, neither being under compulsion, each having reasonable knowledge of all relevant facts, with equity to both. The fixed assets have been appraised assuming continued use of the facilities".

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

13. INTANGIBLE ASSETS:

Amounts in the accompanying balance sheets represent software costs and are analysed as follows:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Cost:					
Beginning balance	1,868	2,396	2,747	2,747	3,639
Additions	207	397	1,448	129	93
Other movements	322	0	0	0	13
Disposals	(1)	(46)	(556)	(549)	0
	2,396	2,747	3,639	2,327	3,745
Accumulated Amortisation:					
Beginning balance	1,544	1,916	2,294	2,294	2,375
Additions	110	423	637	279	316
Other movements	263	0	0	0	(3)
Disposals	(1)	(46)	(556)	(549)	0
	1,916	2,293	2,375	2,024	2,688
Net Book Value	480	454	1,264	303	1,057

14. OTHER NON-CURRENT ASSETS:

Amounts in the accompanying balance sheets are analysed as follows:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Interest on liquid fuel purchases	418	0	0	0	0
Swap assets (Note 4.c and 22)	0	0	0	0	6,761
OAE bonds (Note 7)	29,085	22,804	13,489	13,489	0
Deferred loan fees and expenses	1,841	5,048	6,485	5,176	6,011
Social security (long-term portion)	2,044	2,183	2,016	2,299	1,326
Investment in affiliates.	0	0	298	0	445
	33,388	30,035	22,288	20,964	14,543

Investment in affiliates at June 30, 2001, represent the Company's participation in the share capital of the HTSO (Note 2) and its participation in Evergy S.A. (subsidiary of PPC Telecommunications S.A.) at an amount of GRD 396.

In addition the Company has a 28.56% stake in Larco S.A., an ailing company, which was acquired prior to 1996 for the amount of GRD 15,943. Due to the poor financial condition of Larco, management determined that the investment has suffered a permanent impairment and, accordingly, the cost of this investment was written off prior to 1997.

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

15. TRADE AND OTHER PAYABLES:

Amounts in the accompanying balance sheets are analysed as follows:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Trade:					
Suppliers and contractors	42,790	51,150	69,304	71,328	54,302
Other	874	75	2,619	50	2,181
	43,664	51,225	71,923	71,378	56,483
Various Creditors:					
Municipalities' duties	45,945	54,546	56,151	60,113	64,320
Greek TV	14,721	15,601	15,140	15,499	15,566
Pensioners	114	84	221	212	257
Bank of Crete	4,107	4,107	4,107	4,107	4,107
Building sale proceeds	0	3,000	4,530	4,530	4,530
Other	12,627	11,760	15,420	8,564	13,052
	77,514	89,098	95,569	93,025	101,832
Other:					
Value Added Tax	9,990	0	0	0	0
Dividends (Note 28)	931	1,730	0	0	0
Social security funds	5,035	3,257	3,315	2,548	2,551
Tax settlement (Note 16)	0	0	3,536	3,536	3,536
Lignite levy	3,357	3,650	3,997	4,029	4,227
Tax on fixed assets' statutory revaluation	0	0	1,253	0	1,880
Taxes withheld	6,628	4,625	8,262	6,644	7,099
	25,941	13,262	20,363	16,757	19,293
	147,119	153,585	187,855	181,160	177,608

Municipalities and Greek TV: The amounts represent duties collected by PPC through the bills issued to medium and low voltage customers. The payment of such amounts to the beneficiaries is made by PPC at the end of each month and relates to collections made for the preceding two months. For this service PPC charges a fee of 2% and 0.5%, on the amounts collected on behalf of Municipalities and Greek TV, respectively. Such fees for the years ended December 31, 1998, 1999 and 2000 and the six months ended June 30, 2000 and 2001, totaled GRD 4,882, GRD 4,946, GRD 5,444, GRD 2,696, and GRD 2,946, respectively, and are included in other revenues in the statement of operations (Note 30). Furthermore, receivables from Municipalities relating to energy consumption, are offset against amounts paid for the duties collected on behalf of the Municipalities.

Bank of Crete: The amount relates to a dispute with the "Old Bank of Crete" since 1989, when the bank was under liquidation due to serious law violations revealed at that time. PPC deposits of GRD 2,319 (Note 6) with the bank were blocked, while the Company ceased the settlement of the loans then outstanding. The case is pending before the Supreme Court.

Lignite Levy: Based on Law 2446/96, effective 1997, the Company is obliged to pay a duty of 0.4% on its gross sales for the development and environmental protection of the three Prefectures (Kozani, Florina and Arkadia) where lignite power stations are in operation.

Building Sale Proceeds: The amount represents the proceeds from the sale of a building located in the center of Athens. The sale was concluded in late 1999 for a total consideration of GRD 4,530, of which GRD 3,000 was collected in December 1999 and GRD 1,530 in January 2000. Although the net

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

book value of the land and building at the date of sale of GRD 33 was removed from fixed assets and transferred to the profit and loss account, the sale proceeds were recorded as a liability to the new Pension Fund (PIO) which was established in late 1999 (Note 19).

Tax on Fixed Assets Statutory Revaluation Surplus: The amount represents tax on the revaluation surplus which resulted from the statutory revaluation of land and buildings that was made in December 1996 and 2000.

16. INCOME TAXES (CURRENT AND DEFERRED):

Income Tax Expense:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Current income taxes	4,307	8,443	11,966	11,831	18,932
Deferred income taxes	1,763	592	1,935	(2,989)	(5,225)
Total provision for income taxes	6,070	9,035	13,901	8,842	13,707

Pursuant to Law 2873/2000 and effective January 1, 2001, the tax rate for corporations not listed on the Athens Stock Exchange, is 37.5%, which is further reduced to 35% after January 1, 2002. The tax rate for listed corporations is 35%. The Company is subject to income taxes at 35%.

Tax returns are filed annually but the profits or losses declared for tax purposes remain provisional until such time, as the tax authorities examine the returns and the records of the taxpayer and a final assessment is issued. Tax carry forward losses, to the extent accepted by the tax authorities, can be used to offset profits of the five fiscal years following the fiscal year to which they relate.

In 2000, the tax audit of the Company's books for the fiscal years 1989 through 1999 was completed and additional taxes and penalties of GRD 26,039 were assessed. Of this amount, GRD 23,692 relate to the years 1989 through 1997, while GRD 1,256 and GRD 1,091 relate to 1998 and 1999, respectively. This amount was charged against the reserve, which was provided in prior years for probable future tax assessments.

The Company has agreed with the tax authorities to settle the above amount in five annual equal installments, the first being due on January 1, 2001, after deducting the amount of VAT receivable discussed in Note 9 above. As a result, the Company will pay GRD 17,680 (GRD 26,039 less GRD 8,359) in five installments of GRD 3,536, each.

In October 2001, the tax audit of the Company's books for fiscal year 2000 was completed and the tax authorities assessed additional income taxes of GRD 2,800. The December 31, 2000, financial statements include a provision of an equal amount.

For the unaudited six month period ended June 30, 2001, it is not possible to determine the extent of any additional income taxes and penalties that might be assessed as these will depend on the findings of the tax authorities. A provision has been made to cover for such additional probable future tax assessments.

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

An analysis and reconciliation of the nominal to the effective tax rate is set out below:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Profit before tax	5,072	30,806	22,371	32,374	49,240
Income tax calculated at nominal applicable tax rate of 35%	1,775	10,782	7,830	11,331	17,234
Provision for additional income taxes and penalties	1,256	1,149	2,973	750	1,000
Permanent differences:					
Tax effect on non tax deductible expenses					
Tax on revaluation of fixed assets	0	0	877	0	0
Non income tax assessments and penalties	0	0	1,714	72	14
Car expenses	297	258	304	135	127
Depreciation of mines revaluation	153	92	142	71	77
Other	793	704	410	275	399
Tax effect on non taxable profits					
Interest and other income from bank deposits and marketable securities	(3,511)	(4,413)	(2,607)	(1,188)	(2,932)
Other	306	301	(182)	(693)	(926)
Effect of adjustments processed in accordance with Law 2941/01, relating to permanent differences (Note 3b)	5,001	162	2,440	(1,911)	(1,286)
Total tax effect of permanent differences	3,039	(2,896)	3,098	(3,239)	(4,527)
Provision for income taxes	6,070	9,035	13,901	8,842	13,707

Deferred Income Taxes

Deferred income taxes are calculated on all temporary differences using the Company's statutory income tax rate of 35%. Deferred income tax assets are recognised for tax loss carry forwards only to the extent that realisation of the related tax benefit is probable.

The movement of the deferred income tax account is as follows:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Balance, beginning of year/period	2,054	291	(301)	(301)	(2,236)
Profit and loss account charge	(1,763)	(592)	(1,935)	2,989	5,225
Balance, end of year/period, net	291	(301)	(2,236)	2,688	2,989

Deferred income tax assets and liabilities shown in the accompanying balance sheets are as follows:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Deferred income tax asset	27,760	30,554	32,357	34,149	39,298
Deferred income tax liability	(27,469)	(30,855)	(34,593)	(31,461)	(36,309)
	291	(301)	(2,236)	2,688	2,989

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

The deferred tax charge (liability) in the accompanying consolidated statements of operations comprises the temporary differences resulting mainly from certain tax assessments that became tax deductible upon their payment. The deferred tax credit (asset) is mainly due to temporary differences resulting from certain provisions that become tax deductible upon realisation. Deferred income tax assets and liabilities are attributable to the following items:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Deferred income tax assets					
—Provision for materials, spare parts and supplies	11,517	11,943	12,782	12,410	13,298
—Provision for accounts receivable	2,710	3,493	3,507	5,973	4,866
—Provision for risks and accruals	13,533	15,118	16,068	15,574	19,928
—Other	0	0	0	192	1,206
Gross deferred tax asset	27,760	30,554	32,357	34,149	39,298
Deferred income tax liabilities					
—VAT assessments	(3,589)	(3,614)	(3,614)	(3,614)	(2,891)
—Long-term debt fees and expenses	(645)	(1,767)	(2,270)	(1,812)	(2,104)
—Mining acquisition and development costs	(649)	(853)	(1,060)	(987)	(1,086)
—Foreign exchange gains	(1,186)	(769)	(875)	0	(779)
—Depreciation	(21,382)	(23,834)	(26,403)	(25,030)	(27,660)
—Other	(18)	(18)	(371)	(18)	(1,789)
Gross deferred tax liability	(27,469)	(30,855)	(34,593)	(31,461)	(36,309)
Deferred tax asset (liability), net	291	(301)	(2,236)	2,688	2,989

No deferred tax asset has been accounted for in relation to the fixed assets statutory revaluation which has been reversed for the purposes of preparing financial statements under IAS as, the major part of it, is expected to be realised in periods extending beyond the foreseeable future (Note 12).

17. ACCRUED AND OTHER CURRENT LIABILITIES:

Amounts in the accompanying balance sheets are analysed as follows:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Interest on long-term debt	21,586	27,248	22,798	21,143	21,566
Natural gas	3,002	4,554	9,836	6,882	7,573
Accrued payroll	0	0	0	2,240	7,500
Other	189	204	2,271	203	3,462
	24,777	32,006	34,905	30,468	40,101

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

18. PROVISIONS:

Amounts in the accompanying balance sheets are analysed as follows:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Litigation with employees and third parties (Note 29.e)	32,993	37,365	39,883	38,566	40,794
Disputes with tax authorities (Note 9)	12,800	12,800	12,800	12,800	12,800
Mines' restoration (Note 4.f)	5,675	5,830	6,026	5,932	6,145
PIO fixed assets (Note 19)	0	0	2,000	2,000	2,000
	51,468	55,995	60,709	59,298	61,739

19. EMPLOYEE BENEFITS OBLIGATIONS:

Until December 31, 1999, the basic law defining the Company's pension, medical and other benefit plans was Law 4491/66 as amended and supplemented by laws 1902/90 and 2084/92. Under these laws there was no requirement for PPC to establish a separate pension fund and, accordingly, all employee and employer's contributions were vested in PPC. Such contributions, after deducting the pension and healthcare payments, generated a "property" which was quantified by a study conducted in 1995 by WYATT-PRUDENTIAL, to approximate, at December 31, 1992, GRD 1,300 billion. Schemes operated by PPC on behalf of its employees included a main pension plan, an auxiliary pension plan, medical benefits and lump sum payments. According to an actuarial study, the liability as of December 31, 1999 arising from the above insurance schemes amounted to approximately GRD 3,550 billion. Up to December 31, 1999, because of uncertainties regarding the level of the Company's legal obligations arising from the pension, medical and other benefit plans of its employees and pensioners, the Company was accounting for such costs on a cash basis. As further discussed in the following paragraphs, effective January 1, 2000, under Law 2773/99, the Greek State substitutes PPC in all insurance obligations towards its employees and pensioners.

Establishment of the PPC Personnel Insurance Organisation ("PIO")

According to Law 2773/1999, a public entity was established under the name "Public Power Corporation Personnel Insurance Organisation" ("PIO"), for the purpose of undertaking the social security schemes of the personnel and the pensioners of PPC, as they were at the date the Law was effected. Accordingly, effective January 1, 2000, PIO is responsible for the main and auxiliary pension insurance and the health and welfare insurance of its insured persons, as provided by Law 4491/1966. Law 2773/1999 and P.D.51/27.2.2001 among others, specify the following:

1. The study conducted by WYATT-PRUDENTIAL in 1995 (see above) for quantifying the "property" incorporated in the assets of PPC has, effective December 31, 1998, to be updated periodically under the same methodology and assumptions used by WYATT-PRUDENTIAL. The State fully acknowledges that the above "property" is incorporated in PPC accounts and substitutes PPC in all insurance liabilities towards its employees and pensioners. Payments made by the State to the PIO will be considered as a reduction of the above "property", as updated at any time.

2. The State shall transfer to PIO a percentage of the proceeds from any sale of the States PPC shares to third parties, equal to 20% for the first 25% of the shares sold and to 15% for any subsequent sale of shares.

3. Until the State establishes specific funds in its budget, PPC shall continue to cover all insurance costs of its personnel and pensioners. Effective January 1, 2000, PPC will be reimbursed by the State, within the framework described in item (1) above, for any difference between revenues and expenses of PIO, as well as for all expenses incurred by the Personnel Insurance Department of PPC and any other obligations that it may have.

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

4. PPC, by decision of its Board of Directors, shall concede to PIO, without any consideration, the ownership of buildings, vehicles, furniture and equipment of the kinder-gardens, medical centers, holiday camps and other facilities used by the Personnel Insurance Department of PPC at the time the Law enters into force. Any maintenance expenses shall be undertaken by PIO.

5. PPC shall continue, at least up to December 31, 2002, to render to PIO any support services necessary for the PIO operation (data processing, legal and technical services etc.) at an annual fee that will be agreed by both parties.

6. Any unexpected events that would create extraordinary insurance obligations (e.g. voluntary personnel retirement) are to be incurred by PPC.

7. Additional earnings of PIO will constitute a fee from the transmission system usage and a fee from the recovery of stranded costs.

In connection with the above:

- According to the pension studies discussed above, it is likely that the PIO's liabilities exceed its assets. Although PPC has no legal obligation to cover PIO's deficits, there is no guarantee that PPC will not be required to contribute in meeting future shortfalls.
- Fixed assets that will be transferred to PIO at no consideration (see (4) above), have been estimated to amount to approximately GRD 2 billion (net book value). A provision of an equal amount has been established in the accompanying financial statements (Note 18) in the period to December 31, 2000.
- Personnel insurance schemes transactions for the years ended December 31, 1998 1999 and 2000 and the six-months ended June 30, 2000 and 2001, are as follows:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Payments made by PPC for personnel insurance schemes	158,097	167,140	186,125	86,220	99,339
Less: Employees' and employer's contributions	115,041	121,389	125,011	62,120	62,301
Shortfall	43,056	45,751	61,114	24,100	37,038

The shortfall for the years 1998 and 1999 was charged to operations and is separately reflected in the accompanying statements of operations.

The shortfall for the year 2000 and the six months ended June 30, 2000 and 2001, plus advances to pensioners and reimbursable costs are reflected as amounts due from the PIO in the accompanying December 31, 2000, June 30, 2000 and June 30, 2001 balance sheets.

The amounts due from PIO are as follows:

	December 31,	June 30,	
	2000	2000	2001
Cumulative shortfall	61,114	24,100	98,152
Advances to pensioners	17,326	18,361	19,278
Costs reimbursable to PPC (see (3) above)	14,438	9,145	24,249
	92,878	51,606	141,679
Less: Collections from the State	0	0	(105,800)
	92,878	51,606	35,879

Costs reimbursable to PPC consist of: a) the PPC Personnel Division expenses, b) accrued pensioners' Christmas bonus and, c) cost of energy supplied to pensioners at discounted rates.

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

The PIO Board of Directors was appointed by a Ministerial Decision in August 2001, and, accordingly, final clearance and reconciliation of the amounts and balances with PIO has not yet been finalised.

On June 29, 2001, the Company collected from the State GRD 105,800 against the amounts due from PIO.

20. SHORT-TERM BORROWINGS:

At December 31, 1998, 1999 and 2000 and June 30, 2000 and 2001, the Company had outstanding repurchase agreements with two banks, under which the OAE bonds (Note 7) are used as collateral in obtaining short-term financing. The maturity of these repurchase agreements is in the range of 30 to 182 days, while the Company maintains the right to repurchase the bonds at a fixed price. The above repurchase agreements include a covenant that the Company should not cease to be a corporation controlled as to at least, 51% by the Greek State. These short-term borrowings are carried at amortised cost using the effective interest rate method.

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Face value of bonds given as collateral	33,525	21,262	9,830	18,563	7,430
Repurchase amount	37,095	23,139	10,324	19,158	7,554
Amount outstanding at year/ period end	35,355	21,997	10,144	18,568	7,430

21. LONG-TERM DEBT:

Amounts in the accompanying balance sheets are analysed as follows:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Bank loans	1,160,951	1,132,797	1,170,757	1,139,465	1,231,710
Bonds payable	291,146	434,915	564,343	482,405	565,749
Bills payable	1,337	1,242	1,173	1,200	1,147
	1,453,434	1,568,954	1,736,273	1,623,070	1,798,606
Less current portion:					
• Bank loans	144,192	134,293	198,743	120,427	190,823
• Bonds payable	124,317	114,051	0	52,925	0
• Bills payable	166	21	77	4	72
	268,675	248,365	198,820	173,356	190,895
Long-term portion	1,184,759	1,320,589	1,537,453	1,449,714	1,607,711

Long-term debt represents unsecured obligations of the Company. Certain loans and bonds include certain non-financial covenants, the most important of which are:

- The Company should not cease to be a corporation controlled as to at least 51% by the Greek State.
- The Company must not sell and distribute to end users less than 90% of all low and medium voltage electricity (not in excess of 22 kilovolts) consumed in the Republic of Greece during any period of 90 days (any reduction in such sales and distribution by the Company occurring only as a direct result of the implementation of EU Directive 96/92 as amended and/or supplemented will be disregarded for these purposes).

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

- The Company must inform the banks of any event which might have a material adverse effect on the financial conditions or operations of the Company or on its ability to comply with its obligations (unless any such changes occur only as a direct result of the implementation of the EU Directive 96/92 or any of its future amendments thereto or other EU Directives relating to energy policy).
- The Company is not in default in any, one or more, of its other debt obligations.
- The Company must inform the banks upon becoming aware of any litigation, arbitration or proceedings, which, if continued, could have a material adverse effect on the Company's business, assets or financial condition.
- The Company should not assign or transfer any of its rights, benefits and obligations under the loan agreements.

The total interest expense on long-term debt for the years 1998, 1999, 2000 and for the six months ended June 30, 2000 and June 30, 2001, amounted to GRD 156,076, GRD 120,896, GRD 106,337, GRD 52,458 and GRD 43,670, respectively and is included in financial expenses in the accompanying statements of operations (Note 34).

A further analysis of the Company's long-term debt based on currency denominations and interest rates (fixed or floating) is given below:

a) Bank loans and bonds denominated in foreign currencies bearing interest at fixed rates

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Japanese Yen (primarily bonds)	254,459	166,698	98,098	104,713	98,278
US dollar bonds	42,513	49,414	0	52,925	0
Euro bonds	0	165,670	306,675	168,905	306,675
	296,972	381,782	404,773	326,543	404,953

Bonds denominated in Japanese Yen were issued at various dates from 1988 through 1998. The interest rates are fixed in the range of 1.94% to 6.9% and 8.10% for a bond repaid in 1998.The bonds outstanding at June 30, 2001 are repayable in one balloon installment due in 2003.

Bonds denominated in US dollars were issued in November 1995 and repaid in November 2000. Interest rate was fixed at 7.25% throughout the term of the bond.

Bonds denominated in Euro were issued in 1999 (repayable in one balloon installment due in 2009) and 2000 (repayable in one balloon installment due in 2010) and bear interest at fixed rates of 4.50% and 6.25%, respectively, through their term.

b) Bank loans and bonds denominated in foreign currencies bearing interest at floating rates

	December 31,			June 30,	
	1998	1999	2000	2000	2001
US dollar loans	64,850	824	0	0	0
Deutsche Mark loans	225,714	227,420	233,879	231,831	233,879
Italian Lire bonds	0	58,182	59,834	59,318	59,834
Euro bonds and loans	4,372	85,346	189,994	188,354	265,299
	294,936	371,772	483,707	479,503	559,012

Bank loans and bonds in foreign currencies were obtained at various dates from 1990 through 2001. Interest rates as at December 31, 1998, 1999, 2000 and June 30, 2000 and 2001, ranged from 3.87%-

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

6.63%, 3.50%-7.09%, 5.26%-5.56%, 4.2%-4.98% and 4.66%-5.23%, respectively. The loans are repayable in semi-annual and/or balloon installments from 2001 through to 2008.

Bonds denominated in Italian Lire were drawn in January 1999 and bear interest at LIBOR (currently EURIBOR) plus a spread of 0.65% and are payable in one balloon installment in January 2004. In January 1999 the Company entered into a cross-currency and interest rate swap agreement in relation to these bonds.

In November 1996 the Company concluded a syndicated loan in Deutsche Marks. In April 1997 the Company entered into two currency Swap agreements for a part of the loan (DEM 402 million out of DEM 454 million). The loan is repayable in one balloon installment in November 2001. Interest rates on this loan as at December 31,1998, 1999 and 2000 and at June 30, 2000 and 2001, were 4.01%, 3.84%, 5.47% 4.79% and 4.96%, respectively.

The Company issued floating rate loans and bonds denominated in Euro, in December 1999 and in March 2000. In May 2000 and in April 2001, the Company entered into two interest rate swap agreements and effectively changed the floating interest rates (6 month EURIBOR and 6 month EURIBOR plus a spread of 0.4%) to fixed rates of 5.52% and 5.425%, respectively. The loan and bonds are repayable in two balloon installments in December 2004 and March 2007, respectively.

Weighted average interest rates for 1998, 1999, 2000 and for the six month periods ended June 30, 2000 and 2001 were 4.91%, 3.90%, 4.78%, 4.01% and 5.16% respectively.

c) Bank loans denominated in Greek Drachmae

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Greek Drachmae	568,240	511,512	537,689	509,353	492,901

Bank loans in Greek Drachmae were obtained at various dates from 1987 through 2001. Floating interest rates at December 31, 1998, 1999, 2000 and June 30, 2000 and 2001, ranged from 11.78%-15.86%, 9.58%-11.18%, 5.38%-8.62%, 8.08%-10.14% and 4.69%-5.61%, respectively. The loans outstanding at June 30, 2001 are repayable in semi-annual and/or balloon installments from 2001 through 2007.

Weighted average interest rates for 1998, 1999, 2000 and for the six month periods ended June 30, 2000 and 2001 were 16.16%, 11.14%, 8.47%, 9.04% and 5.42% respectively.

d) European Investment Bank ("EIB"):

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Foreign currency, fixed rate:					
—Swiss Franc	39,971	36,846	36,189	38,673	36,199
—Euro	17,703	30,329	38,572	38,239	52,046
—US dollar	13,468	14,348	14,397	15,368	15,798
—Yen	0	0	3,238	0	13,317
—Belgian Franc	2,325	2,179	2,056	2,221	2,055
	73,467	83,702	94,452	94,501	119,415
Greek Drachmae, floating rate	109,900	122,450	117,542	119,117	113,625
Fixed exchange rate Greek Drachmae, fixed interest rate	39,912	33,212	27,582	32,369	26,978
	223,279	239,364	239,576	245,987	260,018

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

The long-term loans with the EIB have been concluded at various dates from 1985 through 2001 and in various currencies. Interest rates for the loans denominated in foreign currencies are fixed in the range of 1.82%-8.1%. Interest rates for the loans denominated in Greek Drachmae at December 31, 1998, 1999, 2000 and June 30, 2000 and 2001, ranged from 11.17%-11.42%, 9.11%-9.40%, 4.72%-4.90%, 7.95%-8.24% and 4.28%-4.36%, respectively. The loans are repayable in annual installments from 2001 through 2016.

With respect to the loans obtained prior to 1992, which at December 31, 1998, 1999, 2000 and June 30, 2000 and 2001, amounted to GRD 39,912, GRD 33,212, GRD 27,582, GRD 32,369 and GRD 26,978, respectively, the Bank of Greece covered the exchange risk of these loans, following a Greek Monetary Committee decision in 1980 and a relevant Ministerial Decision in 1991 for the loans concluded in the period 1991 —1992. Accordingly, the exchange rate on these multi-currency loans is fixed for PPC and was set at the rates prevailing on the date of conversion into Greek Drachmae. In return for the Bank of Greece assuming the exchange risk, PPC pays a premium, which, is calculated on the difference between the interest rate on each currency of the loan and the Greek Postal Savings Banks interest rate for loans to Public Sector minus 1.5% until 1990. In 1991-92, the premium was calculated on the difference between the interest rate of each currency of the loan and the average rate of the quotations of four major banks minus 1.5%. Interest rates for these loans at December 31, 1998, 1999, 2000 and June 30, 2000 and 2001, ranged from 13.38%-17.00%, 11.65%-17.00%, 7.06%-13.50%, 10.03%-13.5% and 6.40%-8.50%, respectively.

The Greek State guarantees loans from EIB. In exchange, PPC pays to the Greek State a commission in the range of 0.40% to 1.00% on the outstanding balance of the loans guaranteed.

PPC is obliged to comply with certain non financial covenants the most important of which are:

- The Company must inform the EIB of any material change to any of the Acts relating to its constitution and functions and of any change in controlling ownership.
- To furnish the EIB with progress information for the projects financed by the respective loans.
- To submit for approval any significant change in project plan or expenditure.
- The Company must inform the EIB in the event of a significant reduction in the value of the Company's assets (other than any reduction caused by the implementation of the EU Directive 96/92).
- Should the total cost of the respective projects fall significantly below those stipulated in the loan agreement the EIB may demand proportional prepayment of the related loan.
- To maintain, repair and overhaul all property forming part of the related projects.
- The Company shall (unless the EIB has consented otherwise) retain title to all assets comprising the project.
- The Company is not in default in any of its other debt obligations.

Weighted average interest rates for loans denominated in Greek Drachmae for 1998, 1999, 2000 and for the six month periods ended June 30, 2000 and 2001 were 14.57%, 9.74%, 8.21%, 8.78% and 4.27% respectively.

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

e) Project financing:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Floating rate:					
—Deutsche Mark	19,126	17,280	15,680	16,581	15,680
—Euro	32,072	33,701	32,478	33,328	31,935
—French Franc	1,488	501	0	0	0
—US dollar	1,063	0	0	0	0
—Swiss Franc	652	0	12,281	0	25,681
—Belgian Franc	425	286	147	219	74
	54,826	51,768	60,586	50,128	73,370
Fixed rate:					
—US dollar	6,033	5,670	5,250	5,566	5,152
—Swiss Franc	9,148	7,086	4,692	5,990	3,200
	15,181	12,756	9,942	11,556	8,352
	70,007	64,524	70,528	61,684	81,722

The above amounts represent promissory notes or long-term credits obtained to finance specific supply contracts. These were obtained at various dates from 1981 to 2000 and are repayable in semi-annual installments from 2001 to 2013. Interest rates on fixed rate credits are in the range 4.00%-7.5%. Interest rates on floating rate credits at December 31, 1998, 1999, 2000 and June 30, 2000 and 2001, ranged from 4%-5.5%, 3.6%-4.51%, 5.57%-6.01%, 4.48%-5.7%, and 4.92%-5.82%, respectively.

Weighted average interest rates for 1998, 1999, 2000 and for the six month periods ended June 30, 2000 and 2001 were 5.09%, 3.74%, 4.44%, 4.37% and 4.06% respectively.

The annual repayment schedule for the next five years of the total long-term debt, based on the exchange rates as at December 31, 2000 (for years ending December 31) and June 30, 2001 (for years ending June 30), is as follows:

Year ending December 31,		Year ending June 30,	
2001	198,819	2002	190,895
2002	155,256	2003	349,428
2003	390,537	2004	263,553
2004	253,310	2005	230,712
2005	85,473	2006	98,728
2006 and thereafter	652,878	2007 and thereafter	665,290
	1,736,273		1,798,606

The fair value of bonds that are publicly traded at December 31, 1998, 1999, 2000 and June 30, 2000 and 2001 totaled GRD 42,991, GRD 252,710, GRD 450,866, GRD 360,390 and GRD 452,633, while their respective carrying amount as at December 31, 1998, 1999, 2000 and June 30, 2000 and 2001 totaled GRD 42,513, GRD 273,266, GRD 468,734, GRD 382,491 and GRD 468,734.

The fair value of fixed rate long-term bonds for which there are no quoted market prices (based on discounted cash flow analysis) at December 31, 1998, 1999, 2000 and at June 30, 2000 and 2001 amounted to GRD 231,850, GRD 166,297, GRD 98,208, GRD 103,415 and GRD 101,110,

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

respectively, while their respective carrying amount as at December 31, 1998, 1999, 2000 and June 30, 2000 and 2001 totaled GRD 223,771, GRD 161,648, GRD 95,608, GRD 100,777, and GRD 97,015 respectively.

The fair values of long-term loans with floating interest rates approximate their carrying amounts.

22. FINANCIAL INSTRUMENTS:

Swap Agreements: At June 30, 2001 the Company had two currency swap agreements, one interest rate and cross currency swap agreement and six interest rate swap agreements outstanding:

Currency Swap Agreements: Two agreements were concluded in April 1997 for a period of four years through November 22, 2001 under which the Company receives interest at a rate equal to three month LIBOR (currently EURIBOR) plus 0.375%-0.40% on a total capital of DEM 402 million and pays interest at rates equal to three month ATHIBOR (currently EURIBOR) plus 0.10% and 0.19% on a total capital of GRD 64 billion .

Cross Currency and interest rate Swap Agreements: One agreement was concluded in January 1999 for a period of five years through January 8, 2004 under which the Company receives interest at a rate equal to six month LIBOR (currently EURIBOR) plus 0.65% on a nominal amount of Italian Lira 340 billion and pays interest at a fixed rate of 1.175% on a nominal of Yen 25 billion.

Interest Rate Swap Agreements:

- An agreement was concluded in May 2000 for a period of four years through December 3, 2004 for an amount of € 250 million. Under this agreement, the Company receives interest at a rate equal to six month EURIBOR and pays interest at a fixed rate of 5.52%.
- An agreement was concluded in April 2001 for a period of six years through March 2, 2007 for an amount of € 300 million. Under this agreement, the Company receives interest at a rate equal to six month EURIBOR plus a spread of 0.4% and pays interest at a fixed rate of 5.425%.
- An agreement was concluded in April 2001 for a period of four years through May 30, 2005 for an amount of € 73 million. Under this agreement, the Company receives interest at a rate equal to six month EURIBOR plus a spread of 0.6% and pays interest at a fixed rate of 5.3475%.
- An agreement was concluded in April 2001 for a period of five years through May 23, 2006 for an amount of € 147 million. Under this agreement, the Company receives interest at a rate equal to six month EURIBOR plus a spread of 0.3% and pays interest at a fixed rate of 5.03%.
- An agreement was concluded in June 2001 for a period of six years through August 23, 2007 for an amount of € 73 million. Under this agreement, the Company receives interest at a rate equal to six month EURIBOR plus a spread of 0.3% and pays interest at a fixed rate of 5.275%.
- An agreement was concluded in June 2001 for a period of six years through September 3, 2007 for an amount of € 117 million. Under this agreement, the Company receives interest at a rate equal to six month EURIBOR plus a spread of 0.3%-0.325% and pays interest at a fixed rate of 5.347%.

The impact of these hedging transactions for the years ended December 31, 1998, 1999, 2000 and for the six month ended June 30, 2000 amounted to loss of GRD 922, GRD NIL, GRD 407 and GRD 47, respectively.

As at December 31, 2000, the swap agreements were measured at their fair values in accordance with IAS 39 and the resulting transitional adjustment (net loss) of GRD 14,838 has been included in equity as an adjustment to the opening balance of accumulated deficit.

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

At June 30, 2001, none of the above instruments met the criteria for hedge accounting and accordingly the change in their fair values which totaled GRD 2,407 (loss) is included in financial expenses in the accompanying statement of operations for the six months ended June 30, 2001.

23. DEFERRED SUBSIDIES AND CUSTOMERS' CONTRIBUTIONS:

PPC obtains subsidies from the European Union through the Greek State in order to fund specific projects. In addition PPC customers (including State and Municipalities) are required to participate in the funding of the initial network connection cost (meters, substations, network connections etc.) or other infrastructure.

The above subsidies are recorded upon collection and are reflected in the balance sheet as deferred income. Such amounts are amortised over the useful life of the related assets when these are put in operation. *Subsidies' amortisation is recorded against depreciation charge (Note 32).*

Amounts in the accompanying balance sheets are analysed as follows:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Cost:					
—Subsidies	195,013	204,570	204,742	204,580	211,727
—Customers' contributions	236,558	271,340	310,313	291,212	334,955
—Other	0	0	(192)	0	(191)
	431,571	475,910	514,863	495,792	546,491
Accumulated Amortisation:					
—Subsidies	66,294	75,968	85,029	80,579	89,208
—Customers' contributions	64,335	80,508	99,065	89,167	108,977
—Other	0	0	(192)	0	(191)
	130,629	156,476	183,902	169,746	197,994
Net Book Value:					
Subsidies	128,719	128,602	119,713	124,001	122,519
Customers	172,223	190,832	211,248	202,045	225,978
	300,942	319,434	330,961	326,046	348,497

The amount of subsidies and customers' contributions collected during the years 1998, 1999 and 2000 and the six months ended June 30, 2000 and 2001, totaled GRD 43,887, GRD 44,339, GRD 38,953, GRD 19,882 and GRD 31,627 respectively.

The amortisation of subsidies and customers' contributions during the years 1998, 1999 and 2000 and the six months ended June 30, 2000 and 2001, totaled GRD 23,971, GRD 25,853, GRD 27,422, GRD 13,269 and GRD 14,091 respectively.

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

24. OTHER NON-CURRENT LIABILITIES:

Other non-current liabilities are analysed as follows:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Tax assessments 1989-1999 (Note 16)	24,948	26,039	14,144	14,144	10,608
TAP – HEAP reserve	8,312	8,312	8,312	8,312	8,312
Hellenic Petroleum (non current portion)	3,909	0	0	0	0
Customers' deposits	72,853	80,657	89,376	84,650	93,949
Tax on fixed assets' revaluation (Note 12)	0	0	1,253	0	0
Unrealised loss on swap valuation	0	0	0	0	24,008
Other	1,180	450	289	311	270
	111,202	115,458	113,374	107,417	137,147

TAP-HEAP Reserve: The amount represents a reserve for personnel retirement indemnities established by TAP-HEAP the insurance fund of HEAP, an electric utility company which was absorbed by PPC in 1985. The amount has been classified as a non-current liability to PIO which was established in late 1999 (Note 19).

Hellenic Petroleum: Is the Company's main supplier of liquid fuel. The amount of GRD 3,909, represents the last installment of an amount relating to fuel supplies prior to 1991, the settlement of which was made in nine annual installemnts of GRD 3,909 each, from 1992 to 2000.

Customers' deposits: The amount relates to deposits made from customers upon initial connection to the transmission and/ or distribution networks and is considered as a coverage of unbilled consumption outstanding as of any time. Such deposits are refundable (non-interest bearing) upon termination of connection by the customer. As the refund of such amounts is not expected to be realised within a short period of time the amounts are classified as long term liabilities.

25. SHARE CAPITAL:

Under its enabling statute of 1950, PPC was established as a "Public Corporation belonging entirely to the Greek State, operating for the public interest under the supreme inspection and control of the State". A subsequent legislative Decree provided PPC with a special legal status among enterprises within the State sector, stipulating that PPC was not subject to legislative provisions regulating the State sector generally, but rather subject to such provisions only when specifically mentioned. A Presidential Decree in 1985 stipulated that PPC is a public sector corporation, belonging to the Greek State, operating with full administrative, legal and financial autonomy, under the supervision of the Greek State. Until December 31, 2000, the State's special ownership of PPC was evidenced by statute and not by shares or stock in any form. Paid-in capital of GRD 38,797 in the accompanying balance sheets reflects actual cash contribution by the State to PPC.

Under Law 2773 and pursuant to Presidential Decree 333/2000, PPC was transformed, effective January 1, 2000 into a societe anonyme wholly owned by the State for the purpose of carrying on the business of an electricity company. Law 2773 also ratified the Articles of Incorporation of PPC which specifies, among other things, the following:

- The Greek State is not permitted to hold less than 51% of the voting shares of PPC, after any increase in its share capital.
- In case the participation percentage of a shareholder or affiliated companies exceeds in total 5% of PPC's share capital, such shareholder will not have the right to vote at the general assembly for the percentage of his shareholding exceeding 5%.

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

- The Company's fiscal year ends at December 31 of each year. Exceptionally, the Company's first fiscal year will be concluded at the end of the year succeeding the year of PPC's transformation into a *société anonyme*.
- The life of the company was set for 100 years.

The share capital of PPC S.A. was set at GRD 220 billion consisting of 220 million common registered shares of Greek Drachmae one thousand par value each. At December 31, 2000, PPC made transfers from equity accounts to set up the share capital of GRD 220 billion, as analysed below:

Contributions by the Greek State	38,797
Revaluation surplus of machinery under law 1731/1987 (Note 12)	164,321
Revaluation surplus of buildings under Ministerial Decision 2665/1988 (Note 12)	7,649
Revaluation surplus (part of) of land under Ministerial Decision 2665/1988 (Note 12)	9,233
	181,203
	220,000

26. RESERVES:

Amounts in the accompanying balance sheets are analysed as follows:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Tax free (Law 2238/94)	871	3,764	3,764	3,764	3,764
Tax free	19,119	27,918	27,361	27,361	27,361
Specially taxed reserves	37,831	38,540	38,517	38,517	38,517
Securities valuation surplus (Note 7)	8,209	10,179	7,825	7,963	7,131
	66,030	80,401	77,467	77,605	76,773

Tax free and specially taxed reserves represent interest income which is either free of tax or a 15% tax is withheld at source. This income is not taxable, assuming there are adequate profits from which respective tax free reserves can be established. However, if distributed, such reserves are subject to income tax.

27. LEGAL RESERVE:

Under Greek corporate law, corporations are required to transfer a minimum of five percent of their annual net profit as reflected in their statutory books to a legal reserve, until such reserve equals one-third of the paid-in share capital. This reserve can not be distributed through the life of the company. The accumulation of such reserve will apply to the Company effective the year ending December 31, 2001, following its transformation into a *société anonyme* (Note 1).

28. DIVIDENDS:

Under Greek corporate law, companies are required each year to declare from statutory profits dividends of at least 35% of after-tax profit, after allowing for the legal reserve, or a minimum of 6% of the paid-in share capital, whichever is greater. However, the Company can waive such dividend with the unanimous consent of its shareholders.

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

Furthermore, Greek corporate law requires certain conditions to be met before dividends can be distributed which are as follows:

(a) No dividends can be distributed to the shareholders as long as the Company's net equity, as reflected in the statutory financial statements, is, or after such distribution, will be less than the outstanding capital plus non-distributable reserves.

(b) No dividends can be distributed to the shareholders as long as the unamortised balance of "Pre-operating Expenses", as reflected in the statutory financial statements, exceeds the aggregate of distributable reserves plus retained earnings.

The above will apply to the Company effective January 1, 2001, following its transformation into a *société anonyme* (Note 1).

Based on paragraph 4, art. 30 of Tax Law 2579/98, PPC was obliged to distribute as a dividend to the Greek State, through its annual distribution of profits, an amount equal to the 10% of its earnings (excluding gains from the sale of marketable securities) before tax. Such dividends were subject to 35% income tax. In this respect PPC declared dividends of GRD 931 and GRD 1,730 from the profits of 1998 and 1999, respectively. No dividend distribution was made in 2000 as the Company reported losses.

29. COMMITMENTS AND CONTINGENCIES:

(a) Construction Program: The Company is engaged in a continuous construction program, currently estimated to approximately GRD 1,350 billion over a five year period from 2001 to 2005. These expenditures are planned to be focused primarily on the Distribution and Generation units. The program is subject to periodic review and revision and actual construction costs may vary from the above estimate because of numerous factors, including changes in business conditions, changes in environmental regulations, increasing costs of labor, equipment and materials and cost of capital.

(b) Agreement with WIND: In August 2001, the Company's wholly owned subsidiary PPC Telecommunications Services S.A. together with its subsidiary Evergy S.A. entered into an agreement to form a new company with WIND (an Italian telecoms provider, the shareholders of which are ENEL S.p.A. and France Telecom). The new company plans to enter the fixed and fixed wireless communications as well as multimedia and internet services in Greece. The Company's total estimated equity contribution into this new company is expected to be within the range of GRD 24 billion to GRD 55 billion. The Company will also construct a fibre-optic network along its existing lines (an investment which is expected to amount to GRD 10 billion) which will in turn be leased to the new company.

(c) Insurance Coverage: The Company's property, plant and equipment are located all over Greece and therefore risk of major loss is reduced. PPC does not carry any form of insurance coverage on its property, plant and equipment, save for its information technology equipment.

(d) Ownership of Property: According to a study performed by an independent law firm, major matters relating to the ownership of PPC's assets, are as follows:

1. Public Power Corporation S.A. is the legal successor to all property rights of the former PPC legal entity. Its properties are for the most part held free of encumbrances. Although all property is legally owned, legal title in land and buildings will not be perfected and therefore title may not be enforced against third parties until the property is registered at the relevant land registry in the Company's name. PPC is in the process of registering this property free of charge at the relevant land registries following a simplified registration procedure. Such process is expected to be finalised by June 2002.

2. In a number of cases, expropriated land, as presented in the expropriation statements, differs (in quantitative terms), with what PPC considers as its property.

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

3. All agricultural land acquired by PPC through expropriation in order to be used for the construction of hydroelectric power plants, will have to be transferred, following a decision of PPC's Board of Directors and a related approval by the Ministry of Development, to the State, at no consideration, if the purpose for which it was expropriated has been satisfied.

(e) ***Litigation and Claims:*** The Company is a defendant in several legal proceedings arising from its operations with a total potential exposure of approximately GRD 345 billion, as further analysed below:

1. **Claims with contractors and suppliers:** A number of contractors and suppliers have raised claims against the Company, mainly for disputes in relation to the construction and operation of power plants. These claims are either pending before courts or in arbitration and mediation proceedings. The total amount involved is approximately GRD 85 billion. In most cases the Company has raised counter claims which are not reflected in the accounting records until the time of collection.

2. **Fire incidents on the island of Crete:** A number of individuals on the island of Crete have raised claims against the Company for damages incurred as a result of alleged electricity-generated fires. The cases relate mainly to the years 1993 through 1996 and the total amount involved is approximately GRD 16 billion.

3. **Claims by employees:** Company's employees are claiming the amount of GRD 44 billion, for allowances and other benefits that according to the employees should have been paid by the Company. The majority of the above amount relates to periods prior to 1996.

4. **Claims by pensioners:** approximately 6,500 pensioners have filed an action before the European Court in Strasbourg in April 2000, seeking to overturn a final judgement of the Greek Supreme Administrative Court relating to the calculation of the annual adjustment of pensions. The amount involved is estimated at GRD 200 billion. The accompanying financial statements do not include any provision for this claim as, according to a legal opinion obtained by the Company, any liability involved lays with the PIO (Note 19).

For the amounts under (1), (2) and (3) above, the Company has established provisions which, at June 30, 2001 totaled approximately GRD 40 billion (Note 18).

(f) ***Arbitration:*** The Company is in arbitration proceedings with one of its high voltage customers for the revision of the price at which electricity is supplied (under a contract, which expires in the year 2006). The arbitration proceeding commenced in February 1999 and relates to the electricity supplied or to be supplied during the period for January 1, 1999 to December 31, 2001. The amount claimed by the Company approximates GRD 5,260, while the customer has submitted a counter claim which if accepted will reduce the Company's claim by approximately 35%. The last hearing has been set for December 2001.

(g) ***Environmental obligations:*** Following an assessment of PPC's operations by an independent environmental consulting firm, the Company believes that approximately GRD 145 billion of investment in environmental, health and safety matters will be required over the forthcoming ten years in present value terms. The above amount represents only an indication of the probable investment needs. The precise investments will depend upon a number of factors, such as the demand for electricity in the future, PPC's long term business strategy, the regulatory environment and also the future level of enforcement of environmental laws and regulations in Greece.

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

Key uncertainties that may influence the final level of environmental investment which PPC will be required to make over the forthcoming decade, include:

1. Several Environmental Permits and operating Licences have yet to be obtained by individual PPC operating units. This includes the mines, Megalopolis A power station, some of the hydroelectric stations and a large part of the national transmission network.

2. Construction operations at the Messochora Dam on the Acheloos river have been halted, as the Environmental Permit for the project as a whole, has not been granted by the State. The study has assumed that the dam may be completed in appoximately three years, but the process may take longer due to delays in the decision making process. To-date PPC has invested approximately GRD 100 billion in this project.

3. Under IPPC (Integrated Pollution Prevention and Control), the definition of Best Available Techniques for Large Combustion Plants have yet to be agreed. These, and the amendments to the Large Combustion Plant Directive will: 1) require investments at PPC's larger thermal power plants stations, 2) reduce the hours of operation of its oil fired stations and 3) bring forward closure of its Megalopolis A and B plants.

4. The Kyoto protocol, if ratified by the European Union, may require the Company to reduce CO2 (carbon dioxide) emissions. This could include the substitution of old power plants with modern, natural gas combined cycle power plants, an increase in the share of renewable energy, implementation of combined heat and power plants or recovery and storage of CO2 from flue gases.

5. The extent of contaminated land has yet to be defined for many of PPC's installations. At present, there appears to be no requirement for large scale remediation projects at PPC's sites in the short term, and it is unlikely that this will be required at the mining areas or at the lignite stations for the forseeable future. Remediation, however, may be warranted at some of the firm's oil-fired stations, and depots and of its underground cables in the future.

6. Limited studies on the presence of asbestos-containing materials have been undertaken by the Company, but these are not comprehensive. Costs may be incurred across certain of PPC's operations, once comprehensive surveys have been carried out.

7. Exposure of the public to electromagnetic fields from PPC's transmission lines and sub stations, is considered to be substantially less than the exposure guidelines thresholds (100 μT for magnetic fields) developed by the International Commission on Non Listing Radiation Protection (ICNIRP) and CENELEC.

30. REVENUES:

The amounts in the accompanying statements of operations, are analysed as follows:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Energy sales:					
—High voltage	60,463	60,171	79,744	38,300	38,749
—Medium voltage	149,826	160,070	175,448	80,536	88,486
—Low voltage	629,691	676,813	711,093	353,251	369,005
	839,980	897,054	966,285	472,087	496,240
Other (Note 15)	8,862	9,192	11,042	5,309	5,643
	848,842	906,246	977,327	477,396	501,883

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

Unbilled revenue for the years ended December 31,1998, 1999 and 2000 as well as the six-month periods ended June 30, 2000 and 2001, were as follows:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Medium voltage	6,998	7,320	8,202	7,805	8,672
Low voltage	47,372	49,541	52,333	51,504	53,921
	54,370	56,861	60,535	59,309	62,593
Less: Prior year's provision	(49,653)	(54,370)	(56,861)	(56,861)	(60,535)
	4,717	2,491	3,674	2,448	2,058

31. PAYROLL COST:

The amounts in the accompanying statements of operations, are analysed as follows:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Total payroll cost	321,620	341,645	354,484	178,550	182,901
Less:					
—Capitalisation of payroll to fixed assets	(38,941)	(40,645)	(41,617)	(20,916)	(20,204)
—Payroll cost included in fossil fuel production	(65,392)	(69,163)	(72,349)	(36,012)	(36,099)
—Payroll cost of PIO, claimed from the State (Note 19)	—	—	(7,122)	(3,363)	(3,956)
	217,287	231,837	233,396	118,259	122,642

32. DEPRECIATION AND AMORTISATION:

The amounts in the accompanying statements of operations are analysed as follows:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Depreciation on fixed assets (Note 12)	84,710	94,188	109,672	48,307	57,225
Plus:					
—Software amortisation	110	423	637	279	316
Less:					
—Amortisation of deferred subsidy income (Note 23)	(23,971)	(25,853)	(27,422)	(13,269)	(14,091)
—Depreciation included in fossil fuel consumption	(7,350)	(8,129)	(9,846)	(4,560)	(4,655)
	53,499	60,629	73,041	30,757	38,795

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

33. OTHER EXPENSES:

The amounts in the accompanying statements of operations are analysed as follows:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Transportation and travelling expenses	8,906	8,653	8,556	4,041	3,878
VAT non-refundable	—	—	7,062	7,062	—
Other	5,932	6,127	8,821	5,197	3,005
	14,838	14,780	24,439	16,300	6,883

34. FINANCIAL EXPENSES:

The amounts in the accompanying statements of operations are analysed as follows:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Interest expense	156,076	120,896	106,337	52,458	43,670
Amortisation of loans' issuance and other fees	1,714	1,449	1,097	592	539
Duties on interest expense	5,727	5,523	3,592	2,202	1,232
Other	3,487	4,003	3,807	1,209	2,799
	167,004	131,871	114,833	56,461	48,240

35. OTHER INCOME (EXPENSE), NET:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
Subsidies on expenses	1,459	800	2,339	1,154	1,131
Gain from retirement of fixed assets (note 12)	2,489	3,069	3,482	1,562	1,981
Gain from sale of securities	871	2,893	0	0	0
Gain (loss) on sale of materials	713	1,215	17	(140)	155
Penalty clauses	644	594	2,457	176	1,543
Tax on statutory revaluation of fixed assets	0	0	(2,507)	0	0
Other	3,062	4,143	(553)	2,737	(2,633)
	9,238	12,714	5,235	5,489	2,177

36. SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN GREEK GAAP AND IAS:

As further discussed in Note 3(a) above, the accompanying financial statements have been based on the statutory financial statements, appropriately adjusted and reclassified for conformity with the standards prescribed by the International Accounting Standards Committee. The significant differences applicable to the Company's financial statements, are described below:

Reconciliation of shareholders' equity (deficit) and net income (loss) from Greek GAAP to IAS

The following reconciliation table ("Reconciliation Table") summarises the significant adjustments to shareholders' equity for the years ended December 31, 1998, 1999 and 2000 and the six months ended June 30, 2000 and 2001, that were applied to the statutory financial statements in order to comply with IAS (amounts in millions of Greek Drachmae):

		December 31,			June 30,	
	Item	1998	1999	2000	2000	2001
Shareholders' equity per Greek GAAP		341,650	360,191	408,571	381,805	454,104
—Account for fixed assets subsidies and customers' contributions as deferred income rather than as part of the shareholders' equity	a	(300,942)	(319,434)	(333,185)	(326,045)	(350,721)
—Reverse fixed assets statutory revaluation	b	(102,686)	(91,115)	(124,404)	(86,080)	(120,512)
—Account for deferred income taxes	c	291	(301)	(2,236)	2,688	2,989
—Account for marketable securities and financial instruments at fair values	d	7,993	9,963	7,608	7,746	(10,893)
—To defer and amortise loan fees and expenses	e	1,841	5,048	6,485	5,177	6,012
—Fixed assets' depreciation	f	61,093	68,097	75,434	71,514	79,029
—Other		3,498	2,263	2,581	(681)	847
		(328,912)	(325,479)	(367,717)	(325,681)	(393,249)
Shareholders' equity per IAS		12,738	34,712	40,854	56,124	60,855

The Reconciliation Table below summarises the significant adjustments to net income (loss) for the years ended December 31, 1998, 1999 and 2000 and the six months ended June 30, 2000 and 2001, that were apllied to the statutory financial statements in order to comply with IAS (amounts in millions of Greek Drachmae):

		December 31,			June 30,	
	Item	1998	1999	2000	2000	2001
Net income (loss) per Greek GAAP		(22,066)	1,780	(10,390)	15,002	27,436
—Account for fixed assets subsidies and customers' contributions as deferred income rather than part of the shareholders' equity	a	0	0	0	0	0
—Reverse depreciation on fixed assets statutory revaluation surplus	b	14,510	11,571	11,703	5,034	3,891
—Account for deferred income taxes	c	(1,763)	(592)	(1,934)	2,989	5,225
—Account for marketable securities and financial instruments at fair values	d	0	0	0	0	(2,408)
—To defer and amortise loan fees and expenses	e	963	3,206	1,438	129	(474)
—Adjust fixed assets' depreciation rates	f	9,373	7,004	7,341	3,418	3,591
—Other		(2,015)	(1,198)	312	(3,040)	(1,728)
		21,068	19,991	18,860	8,530	8,097
Net income (loss) per IAS		(998)	21,771	8,470	23,532	35,533

a. ***Subsidies for fixed assets and customers' contributions:*** Under Greek GAAP subsidies and customers' contributions received to finance the purchase and/or acquisition of fixed assets are recorded as a reserve under equity and are amortised on a straight line basis over the useful life of the asset to which they relate. Under IAS subsidies and customers' contributions received to finance the purchase and/or acquisition of fixed assets are recorded as a deferred income under non-current liabilities and are amortised on a straight line basis over the useful life of the asset to which they relate.

b. ***Statutory revaluation of fixed assets:*** As further discused in Note 12 above, in accordance with Greek tax legislation, fixed assets are periodically revalued (usually every four years). These revaluations are based on (non-industry specific) indices, which are determined by the Government, through Ministerial Decisions. These statutory revaluations do not meet the criteria required by IAS 16 "Property, plant and equipment" and accordingly have been reversed in the accompanying financial statements.

c. ***Deferred income taxes:*** Greek GAAP does not permit accounting for deferred taxes. As further discused in Note 16 above, IAS requires deferred taxes to be accounted for.

d. ***Valuation of marketable securities and financial instruments:*** Under Greek GAAP marketable securities are accounted for at the lower of cost or fair value, while there is no guidance as to the accounting of financial instruments. As further discused in Note 4 above, IAS requires accounting for marketable securities and financial instruments at fair value.

e. ***Loan fees and expenses:*** Under Greek GAAP loan fees and expenses are accounted for on a cash basis or may be deferred and amortised over a period of five years, at maximum. The Company, for statutory reporting purposes, accounts for such costs on a cash basis. Under IAS such costs are deferred and amortised over the life of the facility to which they relate. If any debt facilities have been modified from their original terms, the associated debt costs that have been deferred should be written-off/amortised over a different period depending on the terms that have changed.

f. ***To account for depreciation on mining equipment and transmission lines in accordance with useful lives rather than statutory depreciation rates:*** Under Greek GAAP depreciation is calculated based on rates determined by the tax authorities which may differ from the fixed assets' estimated useful lives based on which depreciation is accounted for under IAS.

37. SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IAS AND U.S. GAAP:

The financial statements are prepared in accordance with International Accounting Standards ("IAS"), which differs in certain aspects from generally accepted accounting principles in the United States ("U.S. GAAP"). The significant differences applicable to the Company's financial statements are described below:

Reconciliation of shareholders' equity (deficit) and net income (loss) from IAS to U.S. GAAP

The following reconciliation table ("Reconciliation Table") summarises the significant adjustments to shareholders' equity for the years ended December 31, 1998, 1999 and 2000 and the six months ended June 30, 2000 and 2001, that would be required if U.S. GAAP had been applied instead of IAS (amounts in millions of Greek Drachmae):

		December 31,			June 30,	
	Item	1998	1999	2000	2000	2001
Shareholders' equity per IAS		12,738	34,712	40,854	56,124	60,855
—Capitalised interest, net of depreciation	a	92,517	107,886	123,434	111,331	128,328
—Derivatives and hedging	b	—	—	—	—	—
—Impairment losses	c	—	—	—	—	—
—Employees benefit plans	d	—	—	—	—	—
—Income Taxes	f	(32,381)	(37,760)	(43,202)	(38,966)	(44,915)
		60,136	70,126	80,232	72,365	83,413
Shareholders' equity per U.S. GAAP		72,874	104,838	121,086	128,489	144,268

The Reconciliation Table below summarises the significant adjustments to net income (loss) for the years ended December 31, 1998, 1999 and 2000 and the six months ended June 30, 2000 and 2001, that would be required if U.S. GAAP had been applied instead of IAS (amounts in millions of Greek Drachmae):

		December 31,			June 30,	
	Item	1998	1999	2000	2000	2001
Net income (loss) per IAS		(998)	21,771	8,470	23,532	35,533
Capitalised interest, net of depreciation	a	15,925	15,370	15,548	3,444	4,893
Derivatives and hedging	b	—	—	—	—	—
Impairment losses	c	—	—	—	—	—
Employees benefit plans	d	—	—	—	—	—
Income taxes	f	(5,774)	(5,380)	(5,442)	(1,205)	(1,713)
		10,151	9,990	10,106	2,239	3,180
Net income per U.S. GAAP		9,153	31,761	18,576	25,771	38,713
Earnings per share U.S. GAAP		42	144	84	117	176
Weighted average shares outstanding (000's)		220,000	220,000	220,000	220,000	220,000

a. ***Capitalisation of Interest:*** IAS generally require the immediate expensing of interest (benchmark treatment), while, as an allowed alternative treatment, it permits the capitalisation of borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset. Capitalised interest is depreciated over the useful life of the related asset. The Company follows the benchmark treatment.

Under U.S. GAAP capitalisation of interest is required and there is no requirement to match loans to specific assets under construction. Interest capitalised should not exceed interest expense for any year/period and is depreciated over the estimated useful life of the related fixed assets.

b. ***Derivatives and hedging:*** Prior to December 31, 2000, the general principles under U.S. GAAP and IAS relating to derivatives and hedge accounting are similar. However, U.S. GAAP was more prescriptive than IAS. Accordingly, certain derivatives may qualify as hedge instruments in accordance with IAS but not under U.S. GAAP. Moreover, under IAS application of hedge accounting though interest risk management on a portfolio or net exposure basis is considered acceptable. Under U.S. GAAP such hedging is generally precluded.

With effect from January 1, 2001 the Company has adopted IAS 39 "Financial Instruments: Recognition and Measurement". With respect to derivatives and hedging activities IAS 39 is similar to the requirements of Statement of Financial Accounting Standards No. 133 "Derivatives and Hedging".

In view of the company's limited use of derivatives and hedge accounting there are no differences between IAS and U.S. GAAP applicable to the company in any of the periods presented.

c. ***Impairment losses:*** IAS requires that the recoverable amount of an asset should be estimated whenever there is an indication that the asset may be impaired. In addition, it requires an impairment loss to be recognised when the carrying amount of an asset exceeds its recoverable amount—generally its value in use. IAS also provides that the value in use of an asset is the present value of the future cash flows expected to arise from its continued use over its remaining useful life and from its disposition. IAS requires that an impairment loss in prior years should be reversed if the circumstances giving rise to the impairment loss no longer exist.

Under U.S. GAAP an asset is only considered to be impaired when the carrying value of the asset exceeds the undiscounted cash flows generated by the asset. Any impairment loss is then calculated as the difference between the carrying amount of the asset and the fair value of that asset. Usually the fair value is determined using discounted cash flows. Any impairment loss recorded in prior years may not be reversed even if the circumstances giving rise to the impairment no longer exist.

d. ***Employees benefit plan and subsidised energy provided to employees and former employees:*** Employees of the company are entitled to participate in a defined benefit pension plan. In addition, employees and former employees are entitled to receive electricity at subsidised prices. Both IAS and U.S. GAAP are similar in the measurement of the employee benefit obligation, the attribution of those benefits to periods of employees' service, and the use of actuarial assumptions to calculate the actuarial present value of those benefits. However, U.S. GAAP is more prescriptive with regard to the actuarial assumptions and the methodologies used. With regard to other post retirement benefits like the subsidised energy U.S. GAAP requires that the cost of such benefits to be allocated on a straight-line basis unless the plan formula is front-loaded.

In measuring its defined benefit liability under IAS, an entity should recognise past service costs as an expense on a straight-line basis over the average period until the benefits become vested. If the benefits are vested immediately following the changes to a defined benefit plan, an entity should recognise past service cost immediately. Under U.S. GAAP, immediate recognition of prior service cost to a retroactive scheme amendment is permitted only if the employer does not expect to obtain any future economic benefits from the amendment. Typically, U.S. GAAP would require amortisation of equal amounts of prior service cost related to pensions in each future year of service of each active participant, without regard to whether they are vested, though use of a more rapid method of amortisation is permitted.

For pension benefits, but not other post retirement benefits, U.S. GAAP requires recognition of at least the unfunded accumulated pension benefit obligation on the balance sheet, whereas IAS does not. As a result of that minimum liability provision, the liability recognised on the balance sheet pursuant to IAS may be significantly different from that recognised pursuant to U.S. GAAP.

(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

As further explained in Note 19 above, up to December 31, 1999, because of uncertainties regarding the Company's legal obligations arising from the pension, medical and other benefits of its employees and pensioners, the Company was accounting for such costs on a cash basis. Accordingly, the Company's consolidated financial statements prepared in accordance with IAS prior to December 31, 1999 do not include any provision for such liabilities. Effective January 1, 2000, under Law 2773/99 the Greek State substitutes the Company in all insurance liabilities towards its employees and pensioners.

In view of the above the Company is not able to determine the U.S. GAAP adjustment required for periods ended prior to December 31, 1999.

e. ***Presentation of property, plant and equipment at fair values:*** Under IAS an item of property, plant and equipment, which qualifies for recognition as an asset, should initially be measured at its cost. Under the allowed alternative treatment, subsequent to initial recognition as an asset, such asset can be carried at a revalued amount, being its fair value at the date of the revaluation less any subsequent accumulated depreciation and subsequent accumulated impairment losses. U.S. GAAP does not permit the presentation of property, plant and equipment at fair values.

f. ***Income taxes:*** Although IAS and U.S. GAAP are broadly similar standards, U.S. GAAP addresses a number of aspects of accounting for income taxes that are not addressed by IAS. The adjustment made is required to reflect the tax effect of the other adjustments between IAS and U.S. GAAP.

APPENDIX

AMERICAN APPRAISAL FIXED ASSET VALUATION — SUMMARY REPORT

3rd October 2001

Mr. Grigoris Anastasiadis
Chief Financial Officer
Public Power Corporation S.A.
30, Chalkokondili Str.
104 32 Athens—Greece

Dear Mr. Anastasiadis,

We have completed the appraisal of the fixed assets identified as belonging to the **Public Power Corporation S.A.**, a company with headquarters in Athens, Greece. For the sake of brevity, Public Power Corporation will also be further referred to herein as PPC, "the Company".

The purpose of the appraisal was to provide an indication of the **Fair Market Value (in-use)** of the Company's operating fixed assets. All other assets, if present, including social assets, net working capital, lignite reserves, spare parts, intangible or financial assets have been excluded from consideration.

The effective date of this appraisal is December 31, 2000.

Due to the relatively high inflation in Greece over the last twenty years, our cost and value conclusions for the appraised fixed assets are stated in terms of stabilised U.S. dollar figures. The exchange rate used is 375 GRD per 1 US Dollar.

Our value conclusions are to be used for financial purposes; any other use is invalid.

Our appraisal is subject to General Service Conditions provided attached to this summary letter-report.

Our summary letter-report is intended to comply with the purpose and reporting requirements set forth by the Uniform Standards of Professional Appraisal Practice ("USPAP") for a summary appraisal report. As such, it presents only summary discussions of the data, reasoning, and analyses that were used in the appraisal process to develop the opinion of value of American Appraisal (Hellas) Limited. Supporting documentation concerning these matters has been retained in our work papers. The depth of discussion contained in this report is specific to your needs as the client and for the intended use stated. American Appraisal (Hellas) Limited, is not responsible for the unauthorised use of this summary letter-report.

> ***Fair Market Value*** is defined as the estimated amount at which the property might be expected to exchange between a willing buyer and a willing seller, neither being under compulsion, each having reasonable knowledge of all relevant facts, with equity to both. The fixed assets have been appraised assuming ***continued use*** of the facilities.

When fair market value is established on the premise of continued use, it is assumed that the buyer and the seller would be contemplating retention of the property at its present location as part of the current operations. An estimate of fair market value arrived at on the premise of continued use does not represent the amount that might be realised from piecemeal disposition of the property in the marketplace or from an alternate use of the property.

There are three traditional approaches to value: income, market and cost.

For asset-rich companies, such as real estate holding companies, natural resources companies or utilities, the underlying assets are key elements of the total assets composition and the success of the enterprise.

As a result, the cost and income approaches would generally provide the best indications of value since these approaches emphasise the current value of the assets and their long-range earning power.

The assets under consideration are special purpose assets; therefore, the cost approach was given primary emphasis in estimating the fair market value (in-use) for the appraised fixed assets.

The income approach was not considered to be directly applicable. Under the premise of continued use, it was assumed that prospective earnings would provide a reasonable return on the appraised value of the property. However, in order to test the reasonableness of the value indications arrived at using the cost approach, we have also considered a comparative companies analysis.

The market approach was used only to test the reasonableness of value for property having an identifiable secondary market.

The cost approach considers the value of a property to a knowledgeable, prudent investor to be that amount currently required to create an asset of equal utility. As such, the cost approach considers the cost to reproduce or replace the property appraised. From this amount, an allowance is deducted for any depreciation or obsolescence present, whether arising from physical, functional, or economic causes.

The cost new is the starting point for determining the fair market value (in-use) of the property. The cost new refers to cost of reproduction new (CRN) or cost of replacement new (COR).

> ***Cost of reproduction new (CRN)*** is defined as the estimated amount required to reproduce a duplicate or replica of the property at one time in accordance with current market prices for materials, labor, and manufactured equipment, contractor's overhead and profit, and fees, but without provision for overtime, bonuses for labor, or premiums for material, or equipment.

Where cost data for the cost of reproduction new (CRN) of a property subject to valuation was not available due to technological and/or design changes, the cost of replacement new (COR) was considered.

> ***Cost of replacement new (COR)*** is defined as the estimated amount required to replace the asset at one time with a modern new unit using the most current technology and materials, labor, and manufactured equipment, contractors' overhead and profit, and fees, but without provision for overtime, bonuses for labor, or premiums for material or equipment.

The following was taken into consideration in arriving at the value estimate: transferability of property and use restrictions; acquisition, expropriation and replacement cost data for comparable projects; statistical compilations using Company data, American Appraisal in-house databases, and data researched internationally.

All cost new estimates include materials, freight, and installation costs. Indirect project costs and contingencies have been included in the cost new estimates. However, interest during construction has not been considered.

The expenses attributable to the acquisition (expropriation) of the land under quarries in mining areas and land covered by water of the artificial lakes in the hydro power plants were considered part of start-up costs of respective operations, and, therefore, were not considered part of the fixed asset base. Hence, no value was attributed for such land.

Fair market value is estimated by adjusting the cost new by taking into consideration physical deterioration, functional obsolescence, and economic obsolescence.

> ***Physical Deterioration*** is a form of depreciation and is the loss in value resulting from normal use of the facilities and from exposure to the elements.

> ***Functional Obsolescence*** is a form of depreciation resulting in a loss in value caused by conditions within the property such as changes in design, materials, or process and resulting in inadequacy, overcapacity, excess construction, lack of utility, or excess operating costs.

Economic Obsolescence is a loss in value caused by negative influences outside the property itself, such as general economic conditions, availability of financing, or inharmonious property uses.

Physical deterioration adjustments were made to the fixed assets under a straight-line age/life method, using international standard normal lives. In order to estimate physical deterioration of selected assets, we used the effective age reflecting their observed condition, maintenance and overhaul history and expected remaining life.

Functional obsolescence adjustments were applied to selected assets which reflect the underutilisation of the specific asset.

Construction in progress (CIP) is included in the cost and value summaries at book value converted to U.S. Dollars.

The appraisal procedures used to arrive at estimates of cost and value for the property are described in the narrative report.

Based upon our investigations and analysis, we are of the opinion that as of December 31, 2000, the fair market value (in-use) of the fixed assets of Public Power Corporation is reasonably represented by the amount of **SEVEN BILLION SEVEN HUNDRED MILLION US DOLLARS ($7,700,000,000).** The value is inclusive of construction in progress.

The above amount represents the composition of assets and ownership as reported to us by the Company's management, which in turn relates to the operations of the Company as the electric utility company for Greece.

Over 90% of the production facilities were personally inspected in order to determine the overall general conditions of the properties and other valuation factors relevant in providing an opinion of value. However, we have not investigated the title to or any liability against the property appraised; neither did we carry out engineering or structural survey for the facilities inspected as these were beyond the scope of our assignment.

The value conclusions contained in the report are based, in part, on the best technical and financial information made available to us during the execution of the project.

The opinion expressed in this summary letter is subject to the assumptions, limiting conditions and general service conditions which are attached to this summary letter.

A summary of the estimated fair market value of the subject property is provided on the following page. The summary also include estimates of cost new.

Yours sincerely
On behalf of American Appraisal (Hellas) Limited

Pavlos M. Zeccos
Managing Director

Investigation & Report

By:

Alexander Lopatnikov	Sergey Tsurinov	John Lawton
Pavlos M. Zeccos	Alexander Gaidamaka	Manolis Papaemmanouil
Sergio Guerzoni	Alkis Mitropoulos	Dimitris Papachristos
Patrizio Palma ASA	Angelo Molson	Michalis Bartzis

Public Power Corporation of Greece

Fixed Asset Appraisal
GRAND TOTAL
Location: Greece
Appraisal Date: *December 31, 2000*

ACC #		(A) CRN/COR ('000 USD)	(B) FMV ('000 USD)	(C) Normal Life (Years)	(D) Remaining Life (Years)
10	LAND	297,733	297,500	—	—
11	BUILDINGS AND CIVIL WORKS	3,138,747	1,281,376	48	29
12	MACHINERY AND EQUIPMENT	14,226,768	5,011,272	31	12
13	TRANSPORT EQUIPMENT	145,906	33,922	13	3
14	FURNITURE AND OTHER EQUIPMENT	197,681	85,456	12	6
16.17	COMPUTER SOFTWARE	8,400	4,000	5	2
	Total Operating Assets	18,015,235	6,713,526	33	15
15	CIP & Machinery Not Installed	1,024,312	1,024,312	—	—
	GRAND TOTAL	**19,039,547**	**7,737,838**	**33**	**15**
	Rounded	**19,000,000**	**7,700,000**	**33**	**15**

Notes
(A) Cost New
(B) Fair Market Value (in-use)
(C) Weighted Average Normal/Economic Life
(D) Weighted Average Remaining Life of Assets

ASSUMPTIONS AND LIMITING CONDITIONS

No responsibility is assumed for matters legal in nature. No investigations have been made of the title to, or any liabilities against, the properties appraised. The appraisal presumes, unless otherwise noted, that the owner's claim is valid, the property rights are good and marketable, and there are no encumbrances which cannot be cleared through normal processes.

To the best of our knowledge, all data set forth in this report is correct and accurate. Although gathered from reliable sources, including the Company's asset register and staff, no guarantee is made nor liability assumed for the accuracy of any data, opinions, or estimates identified as being furnished by others, which have been used in formulating this analysis.

No soil analysis or geological studies were ordered or made in conjunction with this report, nor were any water, oil, gas, coal or other subsurface mineral and use rights or conditions investigated.

We have not arranged for any investigations to be carried out to determine whether or not asbestos or high alumina cement has been used in the construction of this property or has since been incorporated and we are, therefore, unable to report that the property is free from risk in this respect. For the purpose of this valuation, we assumed that such investigation would not disclose the presence of any such material in any adverse conditions.

We have not been instructed to, nor have we undertaken, any environmental study. Full compliance with applicable state and local environmental regulations and laws is assumed unless otherwise stated, defined and considered in this report. It is also assumed that all required licences, consents, or other legislative or administrative authority from any local or national government, or private entity or organisation, have either been or can be obtained or renewed for any use which the report covers.

No independent engineering or similar surveys were requested or conducted. Land areas utilised in this report were obtained from surveys or public records. The land description has not been verified by legal counsel or a licensed surveyor and was included in our final report for identification purposes only and should not be used in a conveyance or other legal document without proper verifications by an attorney.

The value or values presented in this report are based upon the premises outlined herein and are valid only for the purpose stated as at the valuation date.

It was assumed that the properties are efficiently managed and that ownership is in responsible hands.

It was assumed that all applicable zoning and use regulations and restrictions have been complied with unless nonconformity has been stated, defined, and considered in the appraisal report. Further, it was assumed that the utilisation of the land and land improvements is within the boundaries of property described and that there is no encroachment or trespass unless noted in the report.

Property understood to be owned by contractors or suppliers was identified in the field and subsequently excluded from further considerations in our appraisal investigation.

This report must not be construed as being a result of a structural survey. We have not inspected nor are we reporting upon the condition or structure of any of the building or any parts of them and on these points we do not accept any liability.

GENERAL SERVICE CONDITIONS

The services provided by American Appraisal (Hellas) Limited were performed in accordance with recognised professional appraisal standards. Our compensation is not contingent in any way upon our conclusions of value. We assume, without independent verification, the accuracy of all data provided to us. We acted as an independent contractor and reserved the right to use subcontractors. All files, work-papers or documents developed by us during the course of the engagement will be our property. We will retain this data for at least five years.

Our report is to be used only for the specific purposes stated herein; and any other use is invalid. Any third party may make no reliance without prior written consent. You may show our report in its entirety to those third parties who need to review the information contained therein. No one should rely on our report as a substitute for their own due diligence. No reference to our name or our report, in whole or in part, in any document you prepare and/or distribute to third parties may be made without our prior written consent.

You agree to indemnify and hold us harmless against and from any and all losses, claims, actions, damages, expenses or liabilities, including reasonable attorney's fees, to which we may become subject in connection with this engagement. You will not be liable for our negligence. Your obligation for indemnification and reimbursement shall extend to any controlling person of American Appraisal (Hellas) Limited, including any director, officer, employee, subcontractor, affiliate or agent.

We reserve the right to include your company/firm name in our client list, but we will maintain the confidentiality of all conversations, documents provided to us, and the contents of our reports, subject to legal or administrative process or proceedings. These conditions can only be modified by written documents executed by both parties.

American Appraisal (Hellas) Limited is an equal opportunity employer.

Registered office of Public Power Corporation S.A.

30 Chalkokondyli Street
Athens 10432

The Joint Global Coordinators

ABN AMRO Rothschild 250 Bishopsgate London EC2M 4AA	Alpha Finance 5, Merlin Street Athens 10671	Goldman Sachs International Peterborough Court 133 Fleet Street London EC4A 2BB	National Bank of Greece 86 Aeolou Street Athens 10232

Legal counsel to Public Power Corporation S.A. and the Hellenic Republic

As to Greek law

Kyriakides-Georgopoulos
268 Kiffisias Avenue
Athens 15232

As to English law and U.S. law

Allen & Overy
One New Change
London EC4M 9QQ

Legal counsel to the International Managers

As to Greek law

Law Office E. Stratigis
4 Flessa Street
Athens 10556

As to English law and U.S. law

Freshfields Bruckhaus Deringer
65 Fleet Street
London EC4Y 1HS

Auditors to Public Power Corporation S.A.

Arthur Andersen
377 Syngrou Avenue
Athens 17671

The Depositary

The Bank of New York
One Wall Street
New York, New York 10286

The Custodian

National Bank of Greece
86 Aeolou Street
Athens 10232

Printed by RR Donnelley Financial, 25249

ΔΕΗ

03 FEB 11 AM 7:21

INVITATION
TO A REPEATING SPECIAL MEETING OF MINORITY SHAREHOLDERS OF THE COMPANY UNDER THE NAME "PUBLIC POWER CORPORATION S.A" "PPC S.A"

Societe Anonyme New Reg. No 47829/06/B/00/2

The Special Meeting of Minority Shareholders that was decided to take place on the 4th of January was canceled due to lack of quorum. Therefore, in accordance with the Greek Law and article 20 of the Articles of Incorporation, the Board of Directors of PPC S.A, by resolution No 32/5.2.2002, calls all minority shareholders for a Repeating Special Meeting that will take place on Wednesday the 20th of February 2002, at 12:00, at DIVANI-CARAVEL Hotel, at 2 M. Alexandrou Str., in Athens, at OLYMPIA Hall. There will be a discussion and vote for the following issue:

"Election of two (2) minority representatives for Board of Directors of PPC S.A. in accordance with the Greek Law and articles 20 and 10 2c of the Articles of Incorporation".

The shareholders who wish to participate in the above mentioned Repeating Special Meeting should submit to the Company's competent office (30 Chalkokondyli str, 5th floor, office 513, Athens), the following documents according to the Greek Law and the Articles of Incorporation during at least five (5) business days prior to the Repeating Special Meeting (i.e. until February 14th, 2002) from 10:00 to 13:00:

A. Those shareholders (owners of dematerialized shares) who act through an administrator (Bank or Securities Company) should block their shares through their administrator and submit to PPC S.A. the respective certificate of their shares being blocked issued by the Central Securities Depository in order to participate in the Repeating Special Meeting along with any documents of their representation.

B. Those shareholders (owners of dematerialized shares) who do not act through an administrator, but are registered to the special account, the administrator of which is the Central Securities Depository, should block their shares by a relevant declaration directly to the Central Securities Depository and submit to PPC S.A. the abovementioned certificate along with any documents of their representation.

Athens, 5/2/2002

By order of the Board of Directors
Demetrios V. Papoulias
Chairman of the Board of Directors

Number :	0164V	Date :	25/04/2002
Company :	PUBLIC POWER CORPORATION-DIMOSIA EPHIRISIS ELEKTRISMOU	Time :	07:25:54

Notice of EGM

RNS Number:0164V
Public Power Corporation S.A.
24 April 2002

INVITATION
TO AN EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF THE
SOCIETE ANONYME UNDER THE NAME "PUBLIC POWER CORPORATION S.A"
Societe Anonyme Reg. No 47829/06/B/00/2

Following the company's Board of Directors resolution, in accordance with article 22 of its Articles of Incorporation, all shareholders are invited to an extraordinary general meeting that will take place on Thursday the 6th of June 2002, at 12:00, at Xenia room, at 28 Chalcocondyli Street, in Athens. There will be a discussion and vote for the following issues:

1. Conversion of the nominal value of share and the Company's share capital from Drachmas to Euro according to the Greek Law 2842/2000, following a round up, by way of deduction of the company's share capital and by recording the difference against the special reserve "Differences from conversion of the share capital to Euro" and

2. Amendment of the article 5 of the company's Articles of Incorporation following the aforementioned conversion of the nominal value of share and the Company's share capital to Euro.

3. Ratification of the election of a member of the Board of Directors, replacing a resigned member.

4. Amendment of the article 3 par.1 case (b) of P.D. 333/2000.

5. Entering into an agreement between the Hellenic Republic and Public Power Corporation S.A. by which PPC is granted the right to purchase part of Public Gas Corporation of Greece SA (DEPA) shares from the Hellenic Republic.

The shareholders who wish to participate in the above mentioned extraordinary general meeting should submit, according to the Greek Law and the Articles of Incorporation to the Company's competent office (30 Chalkokondyli str, 5th floor, office 513, Athens) from 10:00 to 13:00, during at least five (5) business days prior to the extraordinary general meeting (i.e. until Friday the 31st of May 2002) the following documents:

a. Those shareholders (owners of dematerialized shares) who act through an administrator (Bank or Securities Company) should block their shares through their administrator and submit to PPC S.A. the respective certificate of their shares being blocked issued by the Central Securities Depository in order to participate in the extraordinary general meeting along with any documents of their representation.

b. Those shareholders (owners of dematerialized shares) who do not act through an administrator, but are registered to the special account, the administrator of which is the Central Securities Depository, should block their shares by a relevant declaration directly to the Central Securities Depository and submit to PPC S.A. the abovementioned certificate along with any documents of their representation.

Athens April 23, 2002
By order of the Board of Directors
Demetrios V. Papoulias
Chairman of the Board of Directors

END

NOEIIMJTMMMTBPT

RNS *from* Perfect Information Ltd

Number :	2261V	Date :	29/04/2002
Company :	PUBLIC POWER CORPORATION-DIMOSIA EPHIRISIS ELEKTRISMOU	Time :	14:59:57

Revised Notice of EGM

RNS Number:2261V
Public Power Corporation S.A.
29 April 2002

INVITATION
TO AN EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF THE
SOCIETE ANONYME UNDER THE NAME "PUBLIC POWER CORPORATION S.A"
Societe Anonyme Reg. No 47829/06/B/00/2

Following the company's Board of Directors resolution, in accordance with article 22 of its Articles of Incorporation, all shareholders are invited to an extraordinary general meeting that will take place on Thursday the 6th of June 2002, at 12:00, at DIVANI - KARAVEL Hotel, at 2, M. Alexandrou Street, in Athens, at "ILISSOS" Hall. There will be a discussion and vote for the following issues:

1. Conversion of the nominal value of share and the Company's share capital from Drachmas to Euro according to the Greek Law 2842/2000, following a round up, by way of deduction of the company's share capital and by recording the difference against the special reserve "Differences from conversion of the share capital to Euro" and
2. Amendment of the article 5 of the company's Articles of Incorporation following the aforementioned conversion of the nominal value of share and the Company's share capital to Euro.
3. Ratification of the election of a member of the Board of Directors, replacing a resigned member.
4. Amendment of the article 3 par 1 case (b) of P.D. 333/2000.
5. Entering into an agreement between the Hellenic Republic and Public Power Corporation S.A. by which PPC is granted the right to purchase part of Public Gas Corporation of Greece SA (DEPA) shares from the Hellenic Republic.

The shareholders who wish to participate in the above mentioned extraordinary general meeting should submit, according to the Greek Law and the Articles of Incorporation to the Company's competent office (30 Chalkokondyli str, 5th floor, office 513, Athens) from 10:00 to 13:00, during at least five (5) business days prior to the extraordinary general meeting (i.e. until Friday the 31st of May 2002) the following documents:

a. Those shareholders (owners of dematerialized shares) who act through an administrator (Bank or Securities Company) should block their shares through their administrator and submit to PPC S.A. the respective certificate of their shares being blocked issued by the Central Securities Depository in order to participate in the extraordinary general meeting along with any documents of their representation.

b. Those shareholders (owners of dematerialized shares) who do not act through an administrator, but are registered to the special account, the administrator of which is the Central Securities Depository, should block their shares by a relevant declaration directly to the Central Securities Depository and submit to PPC S.A. the abovementioned certificate along with any documents of their representation.

Athens April 23, 2002
By order of the Board of Directors

Demetrios V. Papoulias
Chairman of the Board of Directors

END
NOEPUUCACUPPGGB

Company	Public Power Corporation S.A.
TIDM	PPCD
Headline	Replacement of Notice of EGM
Released	12:36 22 Oct 2002
Number	7952C

The following amendment has been made in the Notice of EGM released at 15:46, on 21 Oct 02 under No 7546C. The date of the Extraordinary General Meeting in first par. is "**Friday the 15th of November 2002 at 10:00 a.m.** " instead of "Monday the 18th of November at 12:00 noon".
All other details remain unchanged.
The full correction text is:

INVITATION
TO AN EXTRAORDINARY GENERAL MEETING
OF SHAREHOLDERS OF THE SOCIETÉ ANONYME UNDER THE NAME
" PUBLIC POWER CORPORATION S.A"
Societé Anonyme Reg. No 47829/06/B/00/2

In accordance with the Greek Law and the Articles of Incorporation and following resolution no. 215/17.10.2002 of the company's Board of Directors, all shareholders of the Company under the name "PUBLIC POWER CORPORATION S.A" are invited to an extraordinary general meeting to be held on **Friday the 15th of November 2002 at 10.00 a.m.** at the "ILISSOS" Hall of the DIVANI – KARAVEL Hotel, at 2, M. Alexandrou Street, in Athens, where there will be a discussion and vote on the following items of the Agenda:

ITEM ONE: Authorization by the General Meeting for the signing of a contract between the company and the Greek government on granting to the company an option to purchase 30% of the shares of DEPA S.Á. from the Greek government, always according to the authorization of par. 4, art. 4 of Act 2593/1998 and authorization for the signing of said contract.

ITEM TWO: Decision on the commencement of the process of exercising the option to purchase 30% of the shares of DEPA S.Á. from the Greek government, as per the provisions in the submitted draft of the contract and authorization in accordance with the Law and the Articles of Incorporation for the commencement of the process of exercising said option.

ITEM THREE: Increase of the share capital of PPC through the capitalization of the sum derived from the readjustment of the company's fixed assets as per the provisions of Act 2065/1992 and through the

capitalization of the sum derived from the conversion of the company's share capital to the Euro.

ITEM FOUR: Determination of the capacity of each member of the Board of Directors as executive, non-executive and independent non-executive, as per the provisions of Act 3016/17.5.2002 on corporate management.

The shareholders who wish to participate in the above mentioned extraordinary general meeting must, according to Greek Law and the Articles of Incorporation, submit to the Company's competent office (30 Chalkokondyli St, 5th floor, office 513, Athens) from 10:00 to 13:00, at least five (5) business days prior to the extraordinary general meeting the following documents:

a. Those shareholders (owners of dematerialized shares) who act through an administrator (Bank or Securities Agency) should block their shares through their administrator and submit to the Company the relevant certificate of their shares being blocked issued by the Central Securities Depository in order to participate in the extraordinary general meeting along with any documents of their representation.

b. Those shareholders (owners of dematerialized shares) who do not act through an administrator but are registered in the special account administered by the Central Securities Depository, should block their shares by a relevant declaration made directly to the Central Securities Depository and submit to PPC S.A. the aforementioned certificate along with any documents of their representation.

Athens, October 17, 2002
By order of the Board of Directors

Demetrios V. Papoulias
Chairman of the Board of Directors

END

PUBLIC POWER CORPORATION S.A.
Communication Department
32, Chalkokondyli Str.
10432 Athens, Greece

03 FEB 11 AM 7:21

FAX

To:	Company Announcements Office	From:	Maria Bescou
Fax:	+4420 7588 6057	Fax:	+30.10.523 4379 & 523 7579
Tel:	+4420 7797 4400	Tel:	+30.10.523 7129 & 523 0298
e-mail:		e-mail:	ppccom@otenet.gr
Date:		Total Pages:	4
Subject:		cc:	

Dear Sir/Madame,

Please find attached the Invitation to the repeating special meeting of minority shareholders of Public Power Corporation SA (PPC SA) and also the letter from the Ministry of Development that refer to PPC's New Societe Anonyme Register Number. (You will find the original in Greek and its translation in English).

Maria Bescou

Director of Communication Department

HELLENIC REPUBLIC
MINISTRY OF DEVELOPMENT

Athens 15-1-2002
Ref. No. K2-302

GENERAL SECRETARIAT OF COMMERCE
GENERAL DEPARTMENT OF DOMESTIC COMMERCE
DEPARTMENT OF SA & CREDIT
SECTION A

TO : PPC S.A.
30, CHALKOKONDYLI str.
ATHENS 104 32

ADDRESS:	KANINGOS SQUARE
POSTAL CODE:	101 81
INFORMATION :	IL. BALASKAS
TELEPHONE:	+30103803912
TELEFAX :	+30103842642

NOTIF.- S.A. register

SUBJECT: New Societe Anonyme Register Number.

Following to the Initial Public Offering of your Company's shares for negotiation into the Athens Stock Exchange, we want to inform you that your Company's file shall be kept to our office (article 7b, par.8 of C.L. 2190/1920) and the new S.A. register number of the Company is **47829/ 06 / B/ 00/ 2.**

THE DIRECTOR

D. PAPASTEFANOU

Φ- Ανακοινώσεων

INVITATION
TO A SPECIAL MEETING OF MINORITY SHAREHOLDERS OF THE COMPANY UNDER THE NAME " PUBLIC POWER CORPORATION S.A"

"PPC S.A"

Societe Anonyme Reg. No 7829/01/B/00/768

In accordance with the Greek Law and article 20 of the Articles Incorporation, the Board of Directors of PPC S.A, by resolution No 238/18.12.2001, calls all minority shareholders for a Special Meeting that will take place on Monday the 4th of February 2002, at 12:00, at DIVANI-KARAVEL Hotel, at 2 M. Alexandrou Str., in Athens, at OLYMPIA Hall. There will be a discussion and vote for the following issue:

"Election of two (2) minority representatives for Board of Directors of PPC S.A. in accordance with the Greek Law and articles 20 and 10 2c of the Articles of Incorporation ".

The shareholders who wish to participate in the above mentioned Special Meeting should submit to the Company's competent office (30 Chalkokondyli str, 5th floor, office 513, Athens), the following documents according to the Greek Law and the Articles of Incorporation during at least five (5) business days prior to the Special Meeting (i.e. until January 29th, 2002) from 10:00 to 13:00:

A. Those shareholders (owners of dematerialized shares) who act through an administrator (Bank or Securities Company) should block their shares through their administrator and submit to PPC S.A. the respective certificate of their shares being blocked issued by the Central Securities Depository in order to participate in the Special Meeting along with any documents of their representation.

B. Those shareholders (owners of dematerialized shares) who do not act through an administrator, but are registered to the special account, the administrator of which is the Central Securities Depository, should block their shares by a relevant declaration directly to the Central Securities Depository and submit to PPC S.A. the abovementioned certificate along with any documents of their representation.

Athens 18/12/2001

Demetrios V. Papoulias
Chairman of the Board of Directors

RNS *from* Perfect Information Ltd

Number :	6067Q	Date :	28/01/2002
Company :	Public Power Corporation S.A.	Time :	16:17:07

Public Power Corporation S.A.: Circ re. Special Meeting

RNS Number:6067Q
Public Power Corporation S.A.
28 January 2002

Circ. re. Invitation to a special meeting of minority shareholders of the company under the name "Public Power Corporation S.A"

A copy of the above document has been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel. no. (0)20 7676 1000

(Documents will usually be available for inspection within six normal business hours of this notice being given).

This information is provided by RNS
The company news service from the London Stock Exchange

END

CIRUWRNRUARAUAR

Number :	8692Q	Date :	04/02/2002
Company :	Public Power Corporation S.A.	Time :	07:13:28

Public Power Corporation S.A.: Re Agreement

RNS Number:8692Q
Public Power Corporation S.A.
1 February 2002

PUBLIC POWER CORPORATION S.A.
BOARD OF DIRECTORS' SECRETARIAT

B.D.S. Reference No: 81/23.01.02

Contact Person: J.PSARRAS
Tel: 010 5222-330 or 010 5234-301/13281

Subject: Entering into an agreement between Public Power Corporation S.A. (P.P.C.) and the Hellenic Republic by which an option is granted to P.P.C. S.A. to buy part of the Hellenic Republic's shares in Public Gas Corporation of Greece S.A. (DEPA).

Relevant:
a) Recommendation of the Department of Strategy and Planning numbered 112/18.1.2002.
b) Board of Directors' Decision number 23/22.1.2002.

We wish to inform you that the Board of Directors by its decision number 23/22.1.2002

Decides

1. Approves, subject to the approval by the General Shareholders' Meeting of P.P.C. S.A., the entering into an agreement between the Hellenic Republic and P.P.C. S.A. in accordance with the <> as attached to the proposal of the Department of Strategy and Planning 112/18.1.2002, by which an option is granted, to P.P.C. S.A. or to a subsidiary of PPC to be appointed by it, to purchase from the Hellenic Republic, which is under obligation to sell and transfer to P.P.C. S.A. or to one of its subsidiaries, part of its available shares in DEPA up to a percentage of 30% as a maximum, of the share capital of DEPA, in accordance with the terms of the above <>, as well as a right of first refusal on these shares.

2. Authorizes the Managing Director to sign on behalf of P.P.C. S.A. the aforementioned agreement and to decide, as per his judgment on minor matters, which might arise during the signing of the said agreement, and also authorizes the said Managing Director to sign, if the need arises a related <> or any other related document.

END
AGREALAFEFXAEFE

RNS *from* Perfect Information Ltd

Number :	7913R	Date :	21/02/2002
Company :	Public Power Corporation S.A.	Time :	08:08:54

Public Power Corporation S.A.: Directorate Change

RNS Number:7913R
Public Power Corporation S.A.
20 February 2002

Letter to Company Announcements Office

Today on Wednesday the 20th of February 2002 took place the repeating special meeting of minority shareholders of Public Power Corporation S.A.

The two (2) minority representatives for the Board of Directors of PPC S.A. which were elected in accordance with the Greek Law and articles 20 and 10 2c of the Articles of incorporation, are:

1. Mr. Manos Ioannis, Lawyer
2. Mr. Theodoropoulos Spiros, Businessman

The two (2) members of Board of Directors of PPC S.A. which resigned are mr. Agelakis Nicolaos and mr. Kiriazis Dimitris.

Athens, 20 February 2002

Letter from Public Power Corporation S.A.

END

BOAQBLFLLLBEBBV

Number :	4831S	Date :	06/03/2002
Company :	Public Power Corporation S.A.	Time :	14:24:30

Public Power Corporation S.A.: Allocation of Funds

RNS Number:4831S
Public Power Corporation S.A.
6 March 2002

PUBLIC POWER CORPORATION S.A.
ALLOCATION OF FUNDS PURSUANT TO THE INCREASE
OF THE SHARE CAPITAL WITH CASH

It is hereby notified that, according to the Athens Stock Exchange (ASE) decision 58/28.12.2000, following the increase of the Company's share capital with cash, which was in accordance with Minutes 3/22.11.2001 of the Shareholder's Extraordinary Meeting and decision 5/231/23.11.2001 of the Capital Market Committee's Board of Directors, the net capital proceeds amount to 48.351.006.159 Greek Drachmae or 141.895.836,12 Euro (Gross capital proceeds of 51.443.233.109 Greek Drachmae or Euro 150.970.603,40 less expenses of 3.092.226.950 Greek Drachmae or 9.074.767,28Euro). The allocation, for the period 12.12.2001 - 31.12.2001, of the aforesaid net capital proceeds, in relation to the statements made in the Offering Circular, is the following:

Allocation of capital proceeds according to the Offering Circular	Offering Circular's Schedule period 12.12.2001 to 12.6.2002		Allocation of Funds period 12.12.2001 to 31.12.2001		Balance of Funds From the increase of the Share Capital 31.12.2001	
	Greek Drachmae	Euro	Greek Drachmae	Euro	Greek Drachmae	Euro
Payment of part of the Company's long term debt concluded in previous years, within a period of six months from the completion of the increase of the Share Capital	48.351.006.159	141.895.836,12	16.323.651.280	47.905.066,12	32.027.354.879	93.990.770,00

Other:

a. Period of exercising preference rights: The Greek State has waved its preference rights from the increase of the Company's Share Capital.
b. Issued Shares : 12.000.000 new common shares, with a nominal value of 1.000 Greek Drachmae per share
c. Date of Listing of the new shares to the ASE and to the LSE: 12.12.2001
d. Date of Certification of the deposit of funds : Decision 214/12.12.2001 of PPC's Board of Directors and auditing by the Athens Prefecture on 3.1.2002 of the share capital's deposit.

1. The balance of funds from the increase of the share capital, amounting to 32.027.354.879 Greek Drachmae, were used, from December 12, 2001 to December 31, 2001 for the full repayment of an amount of 16.500.000.000 Greek Drachmae related to an open loan facility, which has been concluded by the Company, for the financing of capital requirements amounting to 8.548.354.879 Greek Drachmae and for sight deposits in domestic banks amounting to 6.979.000.000 Greek Drachmae. The Company, proceeded to all of the above mentioned actions, in order to avoid any negative outcome attributed to the interest rate differential between the required borrowing for the financing of its capital needs and any deposit instruments.

2.The Company shall use the entire increase of the share capital up to the specified, in the Offering Circular, date of June 12, 2002, for the purposes referred to therein.

Athens, March 5,2002

THE CHAIRMAN OF THE BOARD	THE MANAGING DIRECTOR	THE CHIEF ACCOUNTANT
D PAPOULIAS	ST.NEZIS	EL EXAKOUSTIDIS
I.D.C.P - 092194	I.D.C.P. - 305492	I.D.C.P. T 157094

CERTIFICATION OF AUDITOR ACCOUNTANT

We audited the above data of "PUBLIC POWER CORPORATION S.A." in accordance with the auditing standards of the Certified Auditors Accountants in Greece. Based on the audit we performed, we verified that the above data derived from the Company's accounting books and records as well as the Offering Circular approved by the Athens Stock Exchange.

Athens, March 5, 2002
The Certified Auditor Accountant
ICAA No. 12731

END
MSCGCGDXRDGGGDL

RNS *from* Perfect Information Ltd

Number :	9254T	Date :	04/04/2002
Company :	Public Power Corporation S.A.	Time :	07:05:03

Public Power Corporation S.A.: Dividend Declaration

RNS Number:9254T
Public Power Corporation S.A.
3 April 2002

PUBLIC POWER CORPORATION SA

Notice Concerning The Distribution Of An Interim Dividend (Provisional Dividend) To PPC's Shareholders In Advance Of Profits Of Our Company's First Fiscal Year 1.1.2001 -31.12.2002

The Board of Directors of PPC SA, at its meeting held on 2/4/2002, decided the distribution of an interim dividend (provisional dividend) to PPC's shareholders for the total amount of € 88,160,000 in advance of profits of our Company's first fiscal year 1.1.2001 - 31.12.2002.

The Interim dividend per share amounts to € 0.38.

Beneficiaries of the interim dividend are PPC's shareholders, holding their shares / GDRs by the end of the trading session of Athens and London Stock Exchanges on April 10, 2002.

From April 11, 2002 PPC's shares / GDRs will be negotiated on the Athens and London Stock Exchanges without the right to receive the interim dividend.

The payment date of the interim dividend will be notified by a further Announcement.

Athens April 2, 2002

END
DIVDGGGDRFZGZZG

RNS *from* Perfect Information Ltd

Number :	0597U	Date :	04/04/2002
Company :	Public Power Corporation S.A.	Time :	17:36:05

Public Power Corporation S.A.: Dividend

RNS Number:0597U
Public Power Corporation S.A.
4 April 2002

DIVIDEND DETAILS
SECURITY TITLE
*GDR (reg S) / GDR (144A)

MNEMONIC CODE	*PPCD / AG40
SEDOL CODE	*3-111-299 / 3-111-307
DIVIDEND AMOUNT	*Eur0.38
PROVISIONAL EX DATE	*08-04-02
RECORD DATE	*10-04-02
PAYMENT DATE	*Info n/a

NOTES *Awaiting Payment date

DVDDZLFBLZBBBBZ

RNS *from* Perfect Information Ltd

Number :	9599U	Date :	23/04/2002
Company :	PUBLIC POWER CORPORATION-DIMOSIA EPHIRISIS ELEKTRISMOU	Time :	17:05:11

Dividend Declaration

RNS Number:9599U
Public Power Corporation S.A.
23 April 2002

Announcement Concerning the Payment of the Interim Dividend to PPC's Shareholders

The Board of Directors of PPC S.A., at its meeting held on 23/4/2002, decided the payment of the interim dividend, of 0.38 € per share, to the beneficiaries shareholders of PPC, by mailing cheques.

The mailing of cheques will start on 30/4/2002.

END
DIVKGGZDKFFGZZM

RNS *from* Perfect Information Ltd

Number :	2755V	Date :	30/04/2002
Company :	PUBLIC POWER CORPORATION-DIMOSIA EPHIRISIS ELEKTRISMOU	Time :	12:48:47

Stmt rePPC Telecommunications

RNS Number:2755V
Public Power Corporation S.A.
30 April 2002

CONCERNING PPC's PARTICIPATION IN THE INCREASE OF SHARE CAPITAL OF PPC TELECOMMUNICATIONS S.A

The Board of Directors of PPC S.A., approved the participation of PPC S.A. in the increase of share capital of PPC TELECOMMUNICATIONS S.A. by the amount of 12,065,297.14 EURO, so that PPC TELECOMMUNICATIONS S.A. share capital reaches 15,000,000 EURO.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Number :	5214W	Date :	28/05/2002
Company :	PUBLIC POWER CORPORATION-DIMOSIA EPHIRISIS ELEKTRISMOU	Time :	12:59:51

Allocation of Funds

RNS Number:5214W
Public Power Corporation S.A.
28 May 2002

PUBLIC POWER CORPORATION S.A.

ALLOCATION OF FUNDS PURSUANT TO THE INCREASE
OF THE SHARE CAPITAL WITH CASH
(FREE TRANSLATION FROM THE GREEK ORIGINAL)

It is hereby notified that, according to the Athens Stock Exchange (ASE) decision 58/28.12.2000, following the increase of the Company's share capital with cash, which was in accordance with minutes 3/22.11.2001 of the Shareholder's Extraordinary Meeting and with decision 5/231/23.11.2001 of the Capital Market Committee's Board of Directors, the net capital proceeds amount to 141.895.836,12 Euro (Gross capital proceeds of Euro 150.970.603,40 less expenses of 9.074.767,28 Euro). The allocation, for the period 12.12.2001 - 31.3.2002, of the aforesaid net capital proceeds, in relation to the statements made in the Offering Circular, is the following:

Allocation of capital proceeds according to the Offering Circular	Offering Circular's Schedule period 12.12.2001 - 12.6.2002 Euro	Allocation of Funds period 12.12.2001 -31.03.2002 Euro	Allocation of Funds period 1.1.- 31.3.2002 Euro	Balance of Funds From the increase of the Share Capital 31.3.2002 Euro
Payment of part of the Company's long term debt concluded in previous years, within a period of six months from the completion of the increase of the Share Capital	141.895.836,12	86.541.350,55	38.636.284,43	55.354.485,57

Other :

a. Period of exercising preference rights: The Greek State has waved its preference rights from the increase of the Company's Share Capital.

b. Issued Shares : 12.000.000 new common shares, with a nominal value of 1.000 Greek Drachmae per share

c. Date of Listing of the new shares to the ASE and to the LSE : 12.12.2001

d. Date of Certification of the deposit of funds : Decision 214/12.12.2001 of PPC's Board of Directors and auditing by the Athens Prefecture on 3.1.2002 of the share capital's deposit.

1. The balance of funds from the increase of the share capital, amounting to EURO 55.354.485,57, on 31.3.2002 was placed in time deposits for the amount of EURO 47.400.000 and in open accounts, in domestic banks, for the amount of EURO 7.954.485,57.

2. During April 2002, the Company continued the payment of part of its long - term debt concluded in previous years, with the amount of EURO 23.233.850,27.

3. The Company shall use the total net proceeds of the share capital increase up to the specified, in the Offering Circular date, of June 12, 2002, for the purposes referred to therein.

Athens, May 24, 2002

THE CHAIRMAN OF THE BOARD	THE MANAGING DIRECTOR	THE CHIEF ACCOUNTANT
D. PAPOULIAS	ST. NEZIS	EL. EXAKOUSTIDIS
I.D.C.P. 092194	I.D.C.P. 305492	I.D.C.P. T 157094

AUDITOR'S CERTIFICATION
(FREE TRANSLATION FROM THE GREEK ORIGINAL)

We have audited the above data of "PUBLIC POWER CORPORATION S.A." in accordance with the auditing standards of the Institute Certified Auditors Accountants in Greece. Based on the audit we performed, we verified that the above data derive from the Company's accounting books and records as well as the Offering Circular approved by the Athens Stock Exchange.

Athens, May 27, 2002

The Certified Auditor Accountant
ICAA No. 12731

Spyros Lorentziadis
ARTHUR ANDERSEN

CERTIFIED AUDITORS ACCOUNTANTS S.A.

END

MSCBBGDULSDGGDI

"FREE TRANSLATION FROM GREEK"

ANNOUNCEMENT

Of the amendments made in the Articles of Incorporation of "PUBLIC POWER CORPORATION S.A." registered into the "S.A. Register".

On 2.07.2002 decision no. K2-8046/2.07.2002 of the Ministry of Development was entered into the "S.A. Register", by which the amendment is approved of articles 3 and 5 of the Articles of Incorporation of the Societe Anonyme under the title "PUBLIC POWER CORPORATION S.A.", reg. no. 47829 / 06 / B / 00 / 2, according to the decision of the Extraordinary General Meeting of its shareholders on 6.06.2002.

The entire text of the new Articles of Incorporation including the amendments was entered into the S.A. Register on the same date.

The approved amendments are as follows:

Article 5

1. The equity capital of PPC S.A. amounts to two hundred and twenty billion (220,000,000,000) Drachmas divided into two hundred and twenty million (220,000,000) ordinary registered shares of a nominal value of one thousand 1,000 Drachmas each and is fully paid by the Greek State. All shares are held by the Greek State.

2. By the decision of the General Assembly on 22.11.2001 the equity capital was increased by 12 billion (12,000,000,000) Drachmas in cash through public offering by the issue of 12 million (12,000,000) new ordinary registered shares of a nominal value of one thousand (1,000) Drachmas each. Thus the equity capital now amounts to two hundred and thirty-two billion (232,000,000,000) Drachmas, divided into two hundred and thirty-two million (232,000,000) shares of a nominal value of one thousand (1,000) Drachmas each.

3. The Extraordinary General Meeting of shareholders on June 6, 2002 decided for the conversion of the Corporation's equity capital and nominal value of shares from Drachmas to Euros. Thus, the Corporation's equity capital amounts to six hundred and seventy-nine million seven hundred and sixty thousand Euros (Euros 679,760,000), divided into two hundred and thirty-two million (232,000,000) ordinary registered shares of a nominal value of two Euros and ninety-three cents (Euros 2.93) each. This rounding of the nominal value of shares has reduced the Corporation's equity capital by one million ninety-one thousand sixty-three Euros and eighty-three cents (Euros 1,091,063.83).
The above sum of one million ninety-one thousand sixty three Euros and eighty-three cents (Euros 1,091,063.83) was paid into a special reserve, "Balance from conversion of Equity Capital to the Euro" and shall be capitalized in a future increase of the equity capital.

Article 3, par. 1, item (b)

b) "The engagement in commercial and industrial activities in the field of telecommunications, the rendering of services to third parties in the area of Project design, management and supervision, the rendering of services to third-party companies in the areas of organization and information systems, and the exploitation of all kinds of assets held by the Corporation".

(The announcement of this entry shall be published in the S.A. & Ltd. section of the Government Gazette of the Greek Republic).

PUBLIC POWER CORPORATION S.A.

Announcement regarding free shares.

Private non-institutional investors of PPC S.A. who acquired shares at the Initial Public Offering in December 2001 shall receive one free share for every ten shares, with a maximum limit of 200 shares per shareholder, for the number of shares they retained until the closing time of the Athens and London Stock Exchanges on 11th June 2002.

The free shares shall be credited to the beneficiaries' securities account during the second ten-day period of July.

ATHENS, 12 June 2002

Company	Public Power Corporation S.A.
TIDM	PPCD
Headline	Appointment of AuditCommittee
Released	13:01 5 Jul 2002
Number	2560Y

PUBLIC POWER CORPORATION SA

ANNOUNCEMENT

The Board of Directors' of PUBLIC POWER CORPORATION S.A. by its resolution no 156/2.7.02, appoints its members Mrs. E. Tsamadou and Mr. I. Manos, as members of the Audit Committee of PPC S.A. pursuant to Greek Law 3016/2002.

END

Company	Public Power Corporation S.A.
TIDM	PPCD
Headline	Further re free shares
Released	15:45 11 Jul 2002
Number	5119Y

PUBLIC POWER CORPORATION SA

Further to previous announcement regarding free shares of PPC S.A.

Distribution of shares free of charge to 20,353 shareholders gets underway

Public Power Corporation S.A. (PPC) is to distribute shares free of charge to 20,353 shareholders who held for six (6) months the shares they obtained through the December 2001 initial public offer.

The ratio of free shares distribution is one share for each ten shares, and up to a limit of 200 shares per individual non-institutional investor who held their PPC shares until June 11, 2002, marking the completion of a stock trading period of six months. The total amount of shares to be distributed is 489,226 pieces, of an overall 232,000,000 PPC shares. The Hellenic Republic will distribute the shares to beneficiaries over the counter on July 17, 2002.

END

Full Text Announcement

Company	Public Power Corporation S.A.
TIDM	PPCD
Headline	Further re results of EGM
Released	14:03 12 Jul 2002
Number	5706Y

PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

Following the conversion of the Corporation's share capital to the Euro, the 16th of July 2002 is specified as the date as of which the existing shares shall be negotiated at a nominal value of 2.93 Euros per share instead of 1,000 Drachmas.

This conversion was effected as a result of:

a. the resolution of the Extraordinary General Meeting of June, 2002 of the shareholders of PPC S.A. as regards the conversion of the equity capital and the nominal value of the shares of PPC S.A., according to the provisions of Greek Law 2842/2000;
b. the approval by the Ministry of Development and the announcement of the entry of the relevant amendment of our company's Articles of Incorporation into the "*S.A. Registry*", under the reg. no. K2-8046/2.7.2002;
c. the notification of the changes in the share capital through the conversion of the nominal value of the shares of our company from 1,000 Drachmas to 2.93 Euros to the Board of Directors of the Athens Stock Exchange, so as to comply with the provisions of Greek Law 2842/2000.

END

Full Text Announcement

Company	Public Power Corporation S.A.
TIDM	PPCD
Headline	Raise of PPC's Price-Lists
Released	11:33 25 Jul 2002
Number	0982Z

RNS Number:0982Z
Public Power Corporation S.A.
25 July 2002

PUBLIC POWER CORPORATION S.A. COMMUNICATION DEPARTMENT

After the relative request of Corporation for the increase of its price-lists from the 1st of July 2002 up to 4% and the consent of Regulatory Authority for Energy (RAE) on 12.7.2002, the Minister of Development approved of the raise of all PPC'S price-lists up to 3,85% since the 20.7.02.

ATHENS, 22 July 2002

END

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Company	Public Power Corporation S.A.
TIDM	PPCD
Headline	Notice of Business activity
Released	11:20 25 Oct 2002
Number	9595C

NOTICE

The Board of Directors of PPC SA at its meeting held on October 24th, 2002, decided to submit an application to Regulatory Authority of Energy (RAE) regarding a licence to be granted to PPC for the construction of a new natural gas combined cycle generating facility in Lavrion with a capacity of 360 MW to 400 MW, of high efficiency (above 55%).

END

Company	Public Power Corporation S.A.
TIDM	PPCD
Headline	Amendment proposal to EGM
Released	11:22 14 Nov 2002
Number	7987D

"FREE TRANSLATION FROM GREEK"

ANNOUNCEMENT OF THE AMENDMENT PROPOSAL IN ARTICLE 5 OF THE ARTICLES OF INCORPORATION OF "PUBLIC POWER CORPORATION SA" AT THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS ON NOVEMBER 15, 2002.

Article 5
Equity capital

1. The equity capital of PPC S.A. amounts to two hundred and twenty billion (220,000,000,000) Drachmas divided into two hundred and twenty million (220,000,000) ordinary registered shares of a nominal value of one thousand 1,000 Drachmas each and is fully paid by the Greek State. All shares are held by the Greek State.

2. By the decision of the General Assembly on 22.11.2001 the equity capital was increased by 12 billion (12,000,000,000) Drachmas in cash through public offering by the issue of 12 million (12,000,000) new ordinary registered shares of a nominal value of one thousand (1,000) Drachmas each. Thus the equity capital now amounts to two hundred and thirty-two billion (232,000,000,000) Drachmas, divided into two hundred and thirty-two million (232,000,000) shares of a nominal value of one thousand (1,000) Drachmas each.

3. The Extraordinary General Meeting of shareholders on June 6, 2002 decided for the conversion of the Corporation's equity capital and nominal value of shares from Drachmas to Euros. Thus, the Corporation's equity capital amounts to six hundred and seventy-nine million seven hundred and sixty thousand Euros (Euros 679,760,000), divided into two hundred and thirty-two million (232,000,000) ordinary registered shares of a nominal value of two Euros and ninety-three cents (Euros 2.93) each. This rounding of the nominal value of shares has reduced the Corporation's equity capital by one million ninety-one thousand sixty-three Euros and eighty-three cents (Euros 1,091,063.83).
The above sum of one million ninety-one thousand sixty three Euros and eighty-three cents (Euros 1,091,063.83) was paid into a special reserve, "Balance from conversion of Equity Capital to the Euro" and shall be capitalized in a future increase of the equity capital.

4. Pursuant to the decision of the Shareholders' Extraordinary General Meeting on November 15, 2002, the Corporation's equity capital was increased by Euro three hundred eighty seven million four

hundred forty thousand (Euro 387,440,000) through the capitalization of the amount which had derived from the adjustment of the value of fixed assets and the amount which had derived from the conversion of the company's equity capital from drachmas to Euro, with a proportionate increase of the nominal value of each share by one Euro and sixty seven cents (Euro 1.67).

Following the above increase, the corporation's equity capital amounts to Euro one billion sixty seven million two hundred thousand (Euro 1,067,200,000) divided into two hundred thirty two million (232,000,000) ordinary registered shares of a nominal value of Euro four and sixty cents (Euro 4.60) each.

END

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Company	Public Power Corporation S.A.
TIDM	PPCD
Headline	Result of EGM
Released	14:00 18 Nov 2002
Number	9359D

ANNOUNCEMENT OF "PUBLIC POWER CORPORATION SA"

The extraordinary general meeting of the shareholders on November 15, 2002 reached the following decisions:

1. Postponed the discussion on items 1 and 2 of the initial agenda for next Friday 22 November 2002 at 10 a.m. at the "HORIZON" Hall of the DIVANI – KARAVEL Hotel, at 2 M. Alexandrou Street, in Kessariani.

2. (Item 3) On the increase of the share capital of PPC S.A. by raising the nominal value of the share to four Euros and sixty cents (Euro 4.60).
Following this increase, the share capital of the company comes to one billion sixty-seven million two hundred thousand Euros (Euro1,067,200,000), divided into two hundred and thirty-two million (232,000,000) ordinary registered shares.

3. (item 4) On the capacity of each member of the Board of Directors as per the provisions of Act 3016/17.5.2002 on corporate governance.

Mr. Stergios Nezis as executive member

The following as non-executive members:

1. Dimitris Papoulias
2. Vassilios Avramidis
3. Eleftheris Vougioukas
4. Miltiadis Gargaretas
5. Spiridon Theodoropoulos
6. Ioannis Manos
7. Athanassios Matsaridis
8. Maria Souani
9. Vassilis Trapezanoglou
10. Eleni Tsamadou

Independent non-executive members are not proposed, since the Board of Directors of the Company comprises as members two representatives of the minority of shareholders, Messrs. Ioannis Manos and Spiridon Theodoropoulos.

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Full Text Announcement

Company	Public Power Corporation S.A.
TIDM	PPCD
Headline	Result of EGM-2nd Part-Rplcmt
Released	12:37 25 Nov 2002
Number	2244E

The following amendments have been made in the Results of EGM – 2nd PART released on November 22, 2002 at 15:28 under No 1846E.
The full correction is:

"NOTICE TO LSE
EXTRAORDINARY GENERAL MEETING RESULTS - 2nd part

Further to the adjourned Shareholders' Extraordinary General Meeting of PPC S.A. of 15th November 2002, we would like to announce the decision of the Shareholders' General Meeting of 22nd November 2002, whereby the following are approved:

1. The submitted draft contract between the Corporation and the Greek State concerning the extension of preemption rights to the corporation by the Greek State for the acquisition of a 30% holding in the shares of DEPA S.A. (Natural Gas Corporation S.A.), in accordance with the authorization of paragraph 4 of clause 4 of Law 2593/1998 and the extension of an authorization that the aforesaid contract be executed; and
2. The extension of an authorization to the Corporation's Board of Directors to exercise, subject to its decision, the aforesaid right within the validity time provided for by the contract."

instead of :

"NOTICE TO LSE
EXTRAORDINARY GENERAL MEETING RESULTS

Further to the adjourned shareholders' extraordinary general meeting of PPC S.A. of 15th November 2002, we would like to announce the decision of the shareholders' general meeting on November 22, 2002, which approved:

1. the signing of a contract between the company and the Greek government on granting to the company an option to purchase 30% of the shares of DEPA S.A. from the Greek government, always according to the authorization of par. 4, art. 4 of Act 2593/1998 and authorization for the signing of said contract.

2: the commencement of the process of exercising the option to purchase 30% of the shares of DEPA S.Á. from the Greek government, as per the provisions in the submitted draft of the contract and authorization in accordance with the Law and the Articles of Incorporation for the commencement of the process of exercising said option."

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Company	Public Power Corporation S.A.
TIDM	PPCD
Headline	Statement re Equity stakes
Released	15:22 2 Dec 2002
Number	5471E

Not for publication or distribution in the United States, Canada, Japan or Australia.

By the letter N^{O} 2/70136/0025 dated 2/12/02 of the Ministry's of Economy and Finance, The Hellenic Republic announces to PPC SA the following change at PPC's share capital:

Listed Company Concerned: PUBLIC POWER CORPORATION SA
Announcing party: HELLENIC REPUBLIC
Security type: Shares with voting rights
Percentage change: Directly
Percentage of voting rights: Âefore the change 84,48%, After the change 82,33%
Number of shares with voting rights: Before the change 196.000.604, After the change 191.000.604
Percentage of share capital: Before the change 84,48%, After the change 82,33%
Total number of shares per share type: 232.000.000
Date of transaction: 25/11/2002
Date of announcement of the transaction to the party concerned: 25/11/2002
Date of announcement of the transaction to the A.S.E.: 25/11/2002

"This change is due to the off exchange transfer of 5.000.000 shares (percentage 2.155%) of PPC SA, ownership of Hellenic Republic to THE PUBLIC CORPORATION FOR TRANSFERABLE SECURITIES (DEKA) SA, in accordance with the decision Oik 2/67816/0025/22.1/2002 of the Minister of Economy and Finance."

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Company	Public Power Corporation S.A.
TIDM	PPCD
Headline	Additional Listing
Released	18:17 10 Dec 2002
Number	9370E

Public Power Corporation S.A. ("PPC S.A.")

Application for Listing and Trading of Securities

PPC S.A. announced today that it had made an application to the UK Listing Authority under paragraph 5.27(g) of the Listing Rules for the admission of up to 1,000,000 Ordinary Shares of €2.93 each in the form of global depositary receipts by way of a block listing to the Official List of the UK Listing Authority, and to the London Stock Exchange plc for the admission of such securities to trading on the London Stock Exchange plc's market for listed securities.

Contact:

Gregoris Anastasiadis
Public Power Corporation S.A.

Tel: +302 1522 5346

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Company	Public Power Corporation S.A.
TIDM	PPCD
Headline	Application under Rule 5.27g
Released	18:16 10 Dec 2002
Number	9368E

Application Under Rule 5.27(g) – to be published on 10 December

Description of Securities	Number of Securities	Circumstances of issue
Ordinary Shares of €2.93 nominal value in the form of global depositary receipts	Up to 1,000,000	Sale of existing Ordinary Shares with a listing on the Athens Stock Exchange and issue of global depositary receipts of the same class as global depositary receipts with a listing on the Official List of the UK Listing Authority and trading on the London Stock Exchange's market for listed securities.

Copies of the above have been submitted to the UK Listing Authority and will shortly be available

for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

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Company	Public Power Corporation S.A.
TIDM	PPCD
Headline	Notification of Transaction
Released	12:12 10 Dec 2002
Number	8988E

Not for publication or distribution in the United States, Canada, Japan or Australia.

Notification of transaction

(According to Article 8 of decision no. 5/204/14.11.2000 of the Hellenic Capital Market Committee)

A. PARTICULARS OF THE OBLIGOR		
<u>Natural person</u>	<u>Full name</u> *HELLENIC REPUBLIC & DEKA SA*	<u>Father's name</u>
Legal entity	Title	
Relation of the obligor to the company	a. *SHAREHOLDERS HOLDING 84,48%* b.	

B. PARTICULARS OF COMPANY / SHARES	
Company name:	*PUBLIC POWER CORPORATION SA*
Category of shares (ordinary / preferred)	*ORDINARY*

C. DETAILS OF THE TRANSACTION(S)		
Type of transaction (sale / purchase)	*SALE*	
Requested number of shares	30,624,000	
Time limits for the completion of the transaction	From *11/12/2002*	To *12/12/2002*
Member of the Athens Stock Exchange to carry out the transaction:	1.*ALPHA FINANCE AXEPEY* 2. NATIONAL SECURITIES SA	
Notes / Remarks: Sale of 25,624,000 shares ownership of "Hellenic Republic" and 5,000,000 shares ownership of "DEKA SA" by a combined offering in Greece and abroad.		
Date *9/12/2002*	Obligor's signature	

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Company	Public Power Corporation S.A.
TIDM	PPCD
Headline	Nominal Value
Released	11:45 13 Dec 2002
Number	0891F

Not for publication or distribution in the United States, Canada, Japan or Australia.

Following the increase of the Corporation's share capital by three hundred eighty seven million four hundred forty thousand Euro (387,440,000.00), the 16th of December 2002 is specified as the date as of which the existing shares shall be negotiated at the nominal value of 4.60 Euro per share instead of 2.93 Euro.

This increase was effected as a result of:

a. the resolution of the Extraordinary General Meeting of the shareholders of PPC S.A. on November 15, 2002 regarding the increase of the share capital and the nominal value of the shares of PPC S.A.,
b. the approval by the Ministry of Development and the announcement of the entry of the relevant amendment of the Corporation's Articles of Incorporation into the "*Societes Anomymes Registry*"
c. the decision of the Board of Directors of PPC S.A. on December 10, 2002 regarding the certification of the increase of the share capital, and
d. the notification of the increase in the share capital through the increase of the nominal value of the shares of the Corporation from 2.93 Euro to 4.60 Euro to the Board of Directors of the Athens Stock Exchange.

END

Company	Public Power Corporation S.A.
TIDM	PPCD
Headline	Re Equity Stakes
Released	09:39 13 Dec 2002
Number	0730F

Not for publication or distribution in the United States, Canada, Japan c Australia.

Equity Stakes

The Hellenic Republic as per its letter dated 12/12/2002 to the Stoc Exchange announces the following change in the percentage of the Shar Capital of the PPC S.A., pursuant to Presidential Decree 51/92.

This change arises from the sale through a combined offer in Greece an abroad of 30,624,000 shares of the PPC 25,624,000 shares in th ownership of the Hellenic Republic and 5,000,000 shares in the ownershi of Public Corporation for Transferable Securities (D.E.K.A) S.A.

Listed Company Concerned: PPC S.A.
Announcing Party: The Hellenic Republic
Security type: Shares with voting rights
Percentage Change: Directly and through a third party: D.E.K.A. S.A.
Percentage of Voting Rights: Before the change: 84.48%,
After the change: 71.28%
Number of Shares with Voting rights: Before the change: 196,000,604,
After the change: 165,376,604
Percentage of Share Capital: Before the change: 84.48%,
After the Change: 71.28%
Total Number of Shares per Share type: 232,000,000
Date of Transaction: 11 Dec. 2002
Date of announcement of the Transaction to the Party concerned: 11 De‹ 2002
Date of announcement of the Transaction to the ASE: 12 Dec. 2002

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Company	Public Power Corporation S.A.
TIDM	PPCD
Headline	free shares announcement
Released	11:15 14 Jan 2003
Number	1354G

Not for publication or distribution in the United States, Canada, Japan or Australia.

Distribution of shares free of charge to employee-shareholders

Public Power Corporation S.A. (PPC) will distribute shares of PPC free of charge to 6,734 shareholders who held for twelve (12) months the shares they obtained in the December 2001 employee offering.

The ratio of free shares distributed is one share for each ten shares held, up to a limit of 200 shares per investor who held his or her PPC shares until December 11, 2002, marking the completion of a stock trading period of twelve months. The total number of shares to be distributed is 147,186, out of an overall 232,000,000 PPC shares outstanding. The Hellenic Republic will distribute the shares to beneficiaries over the counter on January 20, 2003.

END

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Company	Public Power Corporation S.A.
TIDM	PPCD
Headline	Statement re TELLAS SA
Released	13:42 31 Jan 2003
Number	9081G

PUBLIC POWER CORPORATION S.A.

We would like to inform you that “TELLAS S.A.”, the new telecommunications company in the field of fixed telephony and Internet services, will start up the commercial operation on Monday, the 3rd of February 2003.

This particular investment is a joint venture between PPC S.A. with 50% minus one share and the Italian WIND with 50% plus one share.

PPC S.A. till now has invested the amount of 36,760,086.00 Euro.

END

RNS *from* Perfect Information Ltd

Number :	1124S	Date :	28/02/2002
Company :	Public Power Corporation S.A.	Time :	18:17:20

Public Power Corporation S.A.: Final Results

RNS Number:1124S
Public Power Corporation S.A.
27 February 2002

PPC announces strong Full Year Results for 2001

EBITDA and Net Income amounted to €864m and €260m respectively, representing increases of 25% and 947% over 2000(1)

- Total revenues increased by 7.8% due to increased consumption growth of 2.8% as well as tariff increases, the last of which took place in July 2001 and equated to a weighted average increase of 3.6%.
- EBITDA and Profit from Operations increased by 24.8% and 34.3% respectively due to top line growth, improved containment of operating costs and increased efficiencies.
- Earnings per share increased by 944% to €1.18 due to operating improvement as well as a decrease in financial expenses and a foreign currency gain.
- Investments in fixed assets decreased by 10% following a reclassification of certain capitalised costs, which have been fully expensed in the 2001 accounts.
- The number of employees has decreased by 6.5% to approximately 29,600, mainly as a result of natural attrition.
- The Company's debt has decreased by 5.6% to €4,766m while interest expenses to service the debt have decreased by 20.3% in light of a more favourable interest rate environment and a lower debt position.

Key indicators (Unaudited IAS, Euro millions)

	FY2000	FY2001	YoY %
Total Revenues	2,868	3,091	7.8
EBITDA	693	864	24.8
EBITDA Margin	24%	28%	
Profit from Operations	449	604	34.3
Profit from Operations Margin	16%	20%	
Net income	25	260	947.2
Earnings per share (in Euro)	0.11	1.18	944.1
Weighted Average No. of Shares(2)	220,000,000	220,657,534	
Net Debt	5,051	4,766	(5.6)

Public Power Corporation's Chief Executive, Stergios Nezis, said:
"2001 has been a very important year for the PPC and has marked our transformation from a wholly owned Government entity to a listed Company with a wide international and domestic shareholder base. I am extremely pleased with PPC's results, which indicate and reinforce the management's commitment to create value for our shareholders."

For further information, please contact:

Gregoris Anastasiadis Chief Financial Officer Tel.: +30 10 522 5346

(1)The financial information contained in this statement has been prepared according to IAS. The Company's accounts have been audited according to Greek GAAP. The final audited income statements, balance sheet and notes according to IAS will be published on 12 March 2002.

(2)Current number of shares: 232,000,000.

Overview of PPC in 2001

2001 has been a truly transformational year for PPC. Through a radical restructuring programme and the flotation of the company in the international capital markets, PPC is now better than ever before positioned to build shareholder value through the pursuit of its strategic goals:

Maintain market leadership

- During the course of 2001, the Company has carefully monitored the competitive landscape in the Greek electricity market. Despite the granting of concessions to IPPs, management believes that the competitive threat to PPC's market position has not seen a meaningful change. However, management expects additional generation capacity to come into the market over the course of the next few years, especially in the light of the possibility of the more favourable tariff environment.

Achieve efficiency improvements

- Efficiencies have been achieved on several fronts. On personnel, there was approximately 6.4% increase in the average salary due to inflation adjustment mechanisms, as well as seniority-based salary increases. At the same time, PPC has witnessed a 6.5% average headcount reduction, mainly as a result of natural attrition.

- In order to keep a tighter rein on certain operating costs, the management has deliberately opted for a different accounting treatment on certain costs, which were fully expensed in 2001, rather than capitalised as was done in 2000.

Rationalise investments

- The investment rationalisation plan is well underway; 2001 highlights an initial decrease in capital expenditures due to stricter investment criteria, a different accounting treatment of certain expenses and the postponement of a number of investments.

Explore further growth initiatives

- The Company has not undertaken any major external growth initiatives in 2001 and, although PPC now holds an option for the acquisition of shares in DEPA, the state-controlled Greek public gas corporation, neither the timing of the potential exercise of such option nor the terms of the acquisition are currently being evaluated.

On a macro economic level, the year 2001 has marked the entrance of Greece in the European Monetary Union, providing a springboard for a gradual alignment of Greece's electricity market with that of more developed European countries, both in terms of tariffs as well as consumption. 2001 has also seen the formal opening of the Greek electricity market, the award of the first IPP licences and the release of the Regulator's Consultation Paper on tariffs.

Income Statement (Unaudited IAS, Euro millions)

	2000	2001	YoY (%)

REVENUES:			
Revenues From Energy Sales	2,836	3,053	7.7
Other	32	38	
	2,868	3,091	7.8
Total Payroll Costs	897	955	6.5
Total Fuel Costs	926	879	(5.1)
Other Operating Costs	352	393	11.6
Total Operating Expenses	2,176	2,227	2.4
EBITDA	693	864	24.8
Margin %	24%	28%	
Depreciation & Amortization	243	261	
Profit From Operations	449	604	34.3
Margin %	16%	20%	
Net Interest Income (Expense)	(303)	(249)	
Foreign Currency Gain (Loss)	(96)	13	
Profit Before Tax	66	399	507.0
Provision for Income Taxes	(41)	(138)	
Net Income	25	260	947.2

- Revenues increased by 7.7% due to increases in tariffs and a 2.8% increase in consumption in 2001. The increase in revenues was also due to strong demand at the end of 2001 as well as a favourable change in the consumption pattern (more high margin residential and commercial and less agricultural consumption).

- The increase in total payroll costs was mainly due to (i) the salary increases negotiated within the collective agreement, which include a seniority-based pay rise as well as an adjustment to inflation and (ii) the management's decision to expense certain payroll related costs which were previously capitalised; assuming the change in accounting treatment had not taken place, payroll costs would have increased by approximately 3.7%. The workforce has decreased by 6.5% in number of employees, mainly due to natural attrition.

- The decrease in fuel costs is attributable to a reduction in fossil fuel and liquid fuel costs which was only partly offset by an increase in energy purchases which tripled in 2001 compared to the previous year. Such purchases were undertaken (i) to offset a decrease in hydro generation due to lower rainfalls in 2001 and (ii) to take advantage of favourable electricity prices from Greece's adjacent countries.

- Net financial expenses decreased by 18% due to a favourable interest rate environment having a positive impact on PPC's portion of floating interest rate debt while the Company's exposure to the Yen contributed to the creation of foreign exchange gains.

- Tax levels in 2001 reflect a standard level of provisioning for the type of tax exposure of the Company, whereas in 2000 tax provisioning was negatively affected by the restatement of statutory accounts.

Illustrative Financials Post Fixed Asset Revaluation

As part of PPC's restructuring process, the Company has undertaken a revaluation of all its fixed assets. American Appraisal was appointed to carry out this work, which was completed in September 2001. PPC will incorporate the revaluation into its accounts for the year and 31 December 2002.

(Unaudited IAS, Euro millions)

	2000	2001
Revenues	2.868	3.091
Operating Expenses	2.176	2.227

Depreciation Expense	472	503
Other	384	205
Profit (loss) Before Tax	(163)	156

The table above indicates the illustrative impact of the additional depreciation arising from the revaluation of fixed assets. Under such circumstances Profit Before Tax in 2001 would decline by approximately 60% to €156m.

Balance Sheet and Cash Flow (Unaudited IAS, Euro millions)

	2000	2001	YoY (%)
Fixed Assets	7.505	7.831	4,3
Net Debt	5.051	4.766	(5,6)
Total Equity	120	471	292,3
Operating Cash Flow	648	934	44,1
Capital Expenditures	918	823	(10,4)

- The main components in the increase of fixed assets consist of the recent additions of the Komotini and Florina power plants. Whereas the former is practically completed, the Company expects that constructions in the Florina plant will continue during the course of 2002.
- The decrease in net debt is mainly attributable to the repayment of a portion of debt through improved cash flows and the Company's IPO proceeds; consequently, the increase in total equity reflects the share premium stemming from the flotation.
- The increase in operating cash flow is mainly attributable to higher net income in 2001 as well as a series of working capital improvements, of which the most important is the reduction of the receivable related to the Personnel Insurance Organisation for which the Company has received a further reimbursement at the end of 2001.
- Reduced capital expenditures in 2001 are mainly due to the change in accounting treatment of certain costs, which are now expensed through the Profit & Loss account instead of being capitalised. These expenses concern mainly payroll costs.

Outlook and key growth drivers in 2002

- The management believes that 2002 will be a very interesting year for PPC with a combination of favourable oil prices, competition in the Greek electricity market likely to remain at current levels, and a tariff framework in place.
- By end of May 2002, PPC also expects the European Union to take a decision regarding the reimbursement of stranded costs, which, if approved, could have a positive impact on PPC's financial profile. Additionally, 2002 marks the first year for the reimbursement of Public Service Obligations, which is expected to continue in 2003 and 2004. The introduction of revalued asset figures in PPC accounts will also take place in 2002.

Greek GAAP (Audited)

Under Greek GAAP reporting standards, total sales increased by 7.8% while total gross operating results grew by 14.5% to €1,397m. A much sharper increase was registered in total operating profit and profit before tax, which increased 1.3 times and 75.7 times respectively. Top line growth was achieved through increased volumes and a more favourable tariff environment while operating costs rose at a lower pace compared to sales, thus improving operating margins. A decrease of total debt and related interest expenses, coupled with foreign exchange gains and the absence of impairment loss provisions which were present in 2000 accounts, led to the sharp increase in profit before tax.

NOTES TO EDITORS

PPC (Public Power Corporation) is the largest electricity generator, sole owner of the transmission system and the sole distributor of electricity in Greece. The company provides electricity to approximately 6.5 million customers. In the year ended 31 December 2001 PPC generated approximately 97% of the total electricity produced in Greece.

15% of the company's shares were listed on the Athens Stock Exchange in December 2001 with GDRs listed simultaneously on the London Stock Exchange, The Hellenic Republic remains the largest shareholder with 85% of the shares. The current market value is approximately 3 billion euros.

Strategy

PPC's objectives are to maintain leadership in the Greek electricity market, improve the efficiency of its operations, rationalize its capital expenditure and explore growth initiatives such as diversification into telecommunications and development of renewable resources / co-generation.

PPC business units

Generation:

- PPC's Generation business is responsible for electricity in the interconnected system and on the islands of Crete and Rhodes. It is also responsible for the development of new thermal and hydroelectric stations and for additions to the capacity of existing stations.

- The total installed generating capacity of our stations was approximately 10.5 GW.

- PPC produce electricity from thermal sources, including lignite, oil and natural gas, water flows and other renewable resources. PPC does not operate any nuclear power stations and have no plans to develop a nuclear power generating capacity.

Transmission:

- PPC's Transmission business owns the interconnection transmission network on which the HTSO (Hellenic Transmission System Operator) transports electricity through high voltage lines from power stations where it is generated or, in case of imported electricity, from the interconnections points to the distribution network throughout the interconnected system and to certain directly connected high voltage customers. Currently PPC carry out the physical operation and maintenance of the interconnected transmission system at the direction of HTSO.

- HTSO operates the interconnected transmission system and the interconnections with other networks in accordance with the Grid Code. Pursuant to the Liberalisation Law, PPC currently hold a 49% share in HTSO, although this share will be reduced as other generators enter the market.

Distribution:

- PPC distributes electricity throughout Greece (including interconnected system and autonomous islands) and supplies electricity to all of its customers. Under Greek law, PPC will hold an exclusive license from the Ministry of Development to operate the distribution network. Under the Network Code, PPC must provide access to the network to third parties.

Mining:

- PPC's Mining business is responsible for extracting lignite from the Company's own lignite mines in Greece to provide fuel for its lignite-fired power stations. It is the second largest lignite producer in EU and sixth

in the world, mining approximately 66 million tones of lignite for our power stations during the year ended 31 December 2001.

- Lignite provides PPC with a secure supply as PPC own all its mines (all within Greece), reduced environmental impact, low and stable extraction costs.

CONSOLIDATED BALANCE SHEETS (UNAUDITED)
DECEMBER 31,2001 AND 2000
(Expressed in millions of Greek Drachmae)

	2001		2000	
	GRD	Euro in millions	GRD	Euro in millions
ASSETS				
Current Assets:				
Cash and cash equivalents	16,110	47	4,754	14
Marketable and other securities	9,296	27	20,603	60
Trade receivables, net	183,302	538	170,803	501
Other receivables, net	38,961	114	30,362	89
Materials, spare parts and supplies, net	190,823	560	193,778	569
PPC Personnel Insurance Organization	57,164	168	92,878	273
Other current assets	2,066	6	17,583	52
Total current assets	497,722	1,461	530,761	1,558
Non-Current Assets:				
Property, plant and equipment, net	2,128,833	6,247	1,970,723	5,783
Intangible assets, net	1,343	4	1,264	4
Deferred tax assets	32,357	95	32,357	95
Other non-current assets	8,220	24	22,288	65
Total non-current assets	2,170,753	6,371	2,026,632	5,947
Total assets	2,668,475	7,831	2,557,393	7,505
LIABILITIES AND EQUITY				
Current Liabilities:				
Trade and other payables	170,730	501	187,855	551
Income tax payable	41,077	121	7,725	23
Accrued and other current liabilities	36,612	107	34,905	102
Short-term borrowings	717	2	10,144	30
Current portion of long-term debt	145,298	426	198,820	583
Total current liabilities	394,434	1,158	439,449	1,289
Non-Current Liabilities:				
Long-term debt, net of current portion	1,503,313	4,412	1,537,453	4,512
Provisions	62,995	135	60,709	178
Deferred income tax liability	34,593	102	34,593	102
Deferred subsidies & customers' contributions	375,710	1,103	330,961	971
Other non-current liabilities	137,006	402	113,374	333
Total non-current liabilities	2,113,617	6,203	2,077,090	6,096
Equity:				
Share capital	232,000	681	220,000	646
Share premium	36,351	107	0	0
Reversal of fixed assets' statutory revaluation surplus, included in share capital	-181,203	- (532)	-181,203	-532
Reserves	74,759	219	77,467	227
Accumulated Deficit	(1,483)	(4)	(75,410)	(221)
Total equity	160,424	471	40,854	120
Total liabilities and equity	2,668,475	7,831	2,557,393	7,505

Exchange used for the convenience translation of the December 31, 2001 and 2000 balances: GRD 340.75 to Euro € 1.00

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
(Expressed in millions of Greek Drachmae - except per share data)

	2001		2000	
	GRD	Euro in millions	GRD	Euro in millions
REVENUES:				
Revenue from energy sales	1,040,295	3,053	966,285	2,836
Other	13,095	38	11,042	32
	1,053,390	3,091	977,327	2,868
EXPENSES:				
Payroll cost	249,100	731	233,396	685
Fossil fuel	135,802	399	138,696	407
Liquid fuel	148,257	435	165,479	486
Natural gas	107,051	314	93,610	275
Depreciation and amortization	73,613	216	73,041	214
Impairment loss	0	0	14,774	43
Utilities and maintenance	22,302	65	27,015	79
Materials and consumables:	23,642	69	23,900	70
Energy purchases	43,559	128	10,673	31
Third party fees	10,834	32	6,167	18
Taxes and duties	7,187	21	5,239	15
Provision for risks	3,500	10	2,518	7
Provision for slow-moving materials	3,485	10	2,400	7
Provision for doubtful accounts	3,024	9	2,842	8
Other expenses	16,374	48	24,439	72
COST OF ENERGY SOLD	847,730	2,488	824,189	2,419
PROFIT FROM OPERATIONS	205,660	604	153,138	449
Financial expenses	(91,515)	(269)	(114,833)	(337)

Financial income	6,692	20	11,427	34
Foreign currency gains (losses), net	4,270	13	(32,596)	(96)
Other income (expense), net	10,683	31	5,235	15
PROFIT BEFORE TAX	135,790	399	22,371	66
Provision for income taxes	(47,094)	(138)	(13,901)	(41)
PROFIT AFTER TAX	88,696	260	8,470	25
Earnings per share, basic and diluted	401.96	1.18	38.50	0.11
Weighted average number of shares	220,657,534	220,657,534	220,000,000	220,000,000

Exchange rate used for the convenience of the December 31, 2001 and 2000 balances: GRD 340.75 to Euro €1.00

CONSOLIDATED STATEMENTS Or CASH FLOWS (UNAUDITED)
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
(Expressed in millions of Greek Drachmae)

	2001		2000	
	GRD	Euro in millions	GRD	Euro in millions
Cash Flows from Operating Activities:				
Net income for the year	88,696	260	8,470	25
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation and amortization	118,179	347	110,309	324
Amortization of subsidies and customers' participation	-29,362	-86	-27,422	-80
Impairment loss	0	0	14,774	43
Fair value loss of swaps	2,271	7	0	0
Interest income	-2,708	-8	-5,485	-16
Provision for risks	10,789	32	17,018	50
Unrealized foreign exchange differences on long-term debt	-4,799	-14	22,691	67
Unrealized gain from distribution network retirements	-2,544	-7	-3,482	-10
Provision for unbilled revenue	-10,485	-31	-3,674	-11
Provision for income taxes	47,094	138	13,901	41
Interest expense	85,163	250	106,337	312
Operating profit before working capital changes	302,294	887	253,437	745
(Increase) Decrease in:				
Accounts receivable, trade and other	-13,774	-40	30,716	90
Other current assets	14,864	44	-7,709	-23
PPC-Personnel Insurance Organization	35,714	105	-92,878	-273
Materials, spare and supplies	4,558	13	7,556	22
Other non-current assets	1,064	3	-1,271	-4
Increase (Decrease) in:				
Accounts payable, trade and other	-17,082	-50	36,055	106
Other non-current Liabilities	-2,004	-6	-2,085	-6
Accrued liabilities excluding bank loan interest	6,254	18	7,347	22
Income taxes paid	-13,743	-40	-10,600	-31
Net Cash front Operating Activities	318,145	934	220,568	648
Cash Flows from Investing Activities:				
Capital expenditure for property and equipment and software	-280,320	-823	-312,768	-918
Disposal of fixed assets and software	1,409	4	157	0
Proceeds from subsidies and customers' contributions	74,111	217	38,953	114
Proceeds, from OAE bonds	22,088	65	6,281	18
Interest received	3,502	10	6,129	18
Proceeds from sale of marketable securities	0	0	10	0
Investment in affiliates	-485	-1	-298	-1
Net Cash used in Investing Activities	-179,695	-527	-261,536	-769
Cash Flows from Financing Activities:				
Net change in short-term borrowings	-9,427	-28	-11,853	-35
Proceeds from long-term debt	161,711	475	393,091	1,153
Principal payments of long-term debt	238,087	-699	-248,518	-729
Proceeds from issuance of new shares, net	48,351	142	0	0
Interest paid	-89,711	-263	-110,787	-324
Dividends paid	0	0	-1,730	-5
Other	69	0	26	0
Net Cash from (used in) Financing Activities	-127,094	-373	20,229	60
Net Increase (decrease) in cash and cash equivalents	11,356	33	-20,739	-61
Cash and cash equivalents at beginning of year	4,754	14	25,493	75
Cash and cash equivalents at end of year	16,110	47	4,754	14

Exchange rate used for the convenience translation of the December 31, 2001 and 2000 balances: GRD 340.75 to Euro €1.00

PPC GROUP OF COMPANIES
CONDENSED CONSOLIDATED BALANCE SHEET AS AT DECEMBER 31,2001
ACCOUNTING PERIOD 1/1/2001 - 12/31/2001
(Amounts in thousands of Greek Drachmae and Euro)

ASSETS	Year ended 31.12.2001		Year ended 31.12.2000	
	GRD	EURO	GRD	EURO
B. INSTALLATION COSTS	7,703,893	22,608.63	3,639,102	10,679.68
Less: Accumulated depreciation	6,332,182	18,583.07	2,375,172	6,970.42
Net book value	1,371,711	4,025.56	1,263,930	3,709.26

C. FIXED ASSETS				
I, II. INTANGIBLE & TANGIBLE ASSETS	3,529,008,407	10,356,591.07	3,257,747,518	9,560,520.96
Less: Accumulated depreciation and amortization	1,363,332,147	4,000,974.75	1,235,653,377	3,626,275.50
Net book value	2,165,676,260	6,355,616.32	2,022,094,141	5,934,245.46
III. INVESTMENT IN SUBSIDIARIES AND OTHER LONG TERM FINANCIAL ASSETS	2,685,734	7,881.83	15,802,537	46,375.75
TOTAL FIXED ASSETS	2,168,361,994	6,361,498.15	2,037,896,678	5,980,621.21
D. CURRENT ASSETS				
I. Inventories	190,923,083	560,009.05	193,777,993	568,680.83
II. Customers	112,282,322	329,515.25	110,268,002	323,603.82
II. Other Receivables	103,940,584	305,034.73	144,755,999	424,815.84
III. Marketable Securities	4,395,982	12,900.90	12,995,115	38,136.80
IV. Cash at Banks and in Hand	16,110,765	47,280.31	4,754,435	13,952.85
TOTAL CURRENT ASSETS	427,552,736	1,254,740.24	466,551,544	1,369,190.14
E. PREPAYMENTS AND ACCRUED INCOME	71,099,101	208,654.74	61,368,913	180,099.52
TOTAL ASSETS	2,668,385,52	7,830,918.69	2,567,081,065	7,533,620.13
DEBIT MEMO ACCOUNTS	604,347,207	1,773,579.48	483,338,737	1,418,455.57

CONDENSED CONSOLIDATED BALANCE SHEET AS AT DECEMBER 31, 2001
ACCOUNTING PERIOD 1/1/2001 - 12/31/2001
(Amounts in thousands of Greek Drachmae and Euro)

LIABILITIES & SHAREHOLDERS' EQUITY	Year ended 31.12.2001		Year ended 31.12.2000	
	GRD	EURO	GRD	EURO
A. LIABILITIES AND SHAREHOLDERS' INVESTMENT				
I. Share capital	232,000,000	680,851.06	220,000,000	645,634.63
II. Share Premium	39,443,233	115,754.17	0	0.00
III. Revaluation reserves & investment grants	519,238,112	1,523,809.57	475,173,590	1,394,493.29
IV. Reserves	167,064,924	490,285.91	165,426,903	485,478.80
Special reserve, Law 294/10	-453,292,542	-1,330,278.92	-453,292,542	-1,330,278.92
Results for the period (for the year 2000), before tax	120,906,967	354,826.02	1,576,276	4,625.90
Loss carried forward	-387,822	-1,138.14	-312,770	-917.89
TOTAL SHAREHOLDERS' INVESTMENTS	624,972,872	1,834,109.67	408,571,457	1,199,035.81
B. PROVISIONS FOR CONTINGENCIES AND EXPENSE	73,451,509	215,558.35	62,280,576.00	182,774.98
C. LIABILITIES				
I. Long term liabilities				
Bonds and bank loans	1,503,312,551	4,411,775.64	1,537,453,320	4,511,968.66
Other long term liabilities	113,364,180	332,690.18	113,373,716	332,718.17
	1,616,676,731	4,744,465.82	1,650,827,036	4,844,686.83
II. CURRENT LIABILITIES				
Suppliers	54,025,590	158,549.05	73,108,557	214,551.89
Bonds and bank loans, short term portion	145,298,097	426,406.75	198,820,256	583,478.37
Taxes, duties and social security funds	18,335,122	53,808.14	32,855,327	96,420.62
Other liabilities	99,093,908	290,811.19	105,884,426	310,739.33
	316,752,717	929,575.13	410,668,566	1,205,190.21
TOTAL LIABILITIES	1,933,429,448	5,674,040.95	2,061,495,602	6,049,877.04
D. ACCRUALS AND DEFERRED INCOME	36,531,713	107,209.72	34,733,430	101,932.30
TOTAL LIABILITIES	2,668,385,542	7,830,918.69	2,567,081,065	7,533,620.13
CREDIT MEMO ACCOUNTS	604,347,207	1,773,579.48	483,338,737	1,418,455.57

CONDENSED CONSOLIDATED STATEMENT OF INCOME
ACCOUNTING PERIOD 1/1/2001 - 12/31/2001
(Amounts in thousands of Greek Drachmae and Euro)

	December 31, 2001		December 31, 2000	
	GRD	EURO	GRD	EURO
Sales	1,047,492,826	3,074,080.19	971,882,914	2,852,187.57
Less: Cost of sales	602,743,721	1,768,873.72	583,193,778	1,711,500.45
Gross operating results	444,749,105	1,305,206.47	388,689,136	1,140,687.12
Plus: other operating income	31,403,185	92,159.02	27,270,753	80,031.56
Total	476,152,290	1,397,365.49	415,959,889	1,220,718.68
Less: Administrative expenses	53,894,731	158,165.02	47,732,189	140,079.79
Research and development costs	11,605,134	34,057.62	10,513,269	30,853.32
Selling expenses	218,708,668	641,844.95	207,664,982	609,435.02
Subtotal	191,943,757	563,297.89	150,049,449	440,350.55
Less: Financial expenses, net	-82,960,956	-243,465.75	-104,616,843	-307,019.35
Total operating profit	108,982,801	319,832.14	45,432,606	133,331.20
Plus: Extraordinary income	46,895,714	137,624.99	43,118,969	126,541.36
Less: Extraordinary expenses	31,865,206	93,514.91	86,975,299	255,246.66
Less: Depreciation not included in operating expenses	3,106,342	9,116.19	0	0.00
RESULTS FOR THE PERIOD (FOR THE YEAR 2000), BEFORE TAX	120,906,967	354,826.02	1,576,276	4,625.90

PPC - CONSOLIDATED, NOTES

1. The consolidated condensed financial statements include the accounts of the

Parent company (PPC S.A.) and its subsidiaries: a) KOZEN S.A., b) PPC Renewable Sources S.A. and c) PPC Telecommunications S.A.

2. The December 31, 2001 condensed consolidated financial statements were prepared under the same accounting principles with those followed during the prior corresponding period.

3. Under Law 2773/1999, PPC was transformed, effective January 1, 2001, into a societe anonyme and its first fiscal year ending on December 31, 2002. The initial share capital was set at GRD 220 billion, consisting of 220 million common registered shares of Greek Drachmae one thousand par value each. In December 2001 the share capital increased by GRD 12 billion through the issuance of 12,000,000 new common registered shares of Greek Drachmae one thousand par value each. These new shares issued were offered to the public and the resulted share premium of GRD 39,443 was recorded in a separate account in shareholders' equity.

4. In accordance with the Provisions of Law 2941/2001, societe anonyme established through the transformation of State owned corporations, record various liabilities, provisions and write-downs relating to periods prior to the their transformation into societe anonyme in a separate account in shareholders' equity which will be offset with the revaluation surplus that will result from the presentation of the Parent company's fixed assets at fair market values as further discussed in Note 5 below. The debit balance of this account at December 31, 2000 and 2001 totaled approximately GRD 453 billion.

5. In accordance with the provisions of Art. 10 of Law 2940/2001, the Parent company engaged an independent firm of appraisers to conduct a valuation of its fixed assets as of December 31, 2000. The appraisal resulted to a surplus of approximately GRD 950 billion. Based on Law 2941/2001 the results of the above appraisal will be recorded in Parent company's books during its first fiscal year, following its transformation into a societe anonyme. The Parent company intends to record the results of the above appraisal in its books in the year 2002, upon completion of the process for the upgrading of its fixed assets register. Had the fixed assets depreciation for the twelve month period ended December 31, 2001, been calculated based on the appraised values, it is estimated that such depreciation would have been increased by approximately GRD 68 billion with an equal decrease of the period's income before tax.

6. The operations of the PPC Personnel Insurance Organization (PPC-PIO) established in December 1999 and, effective January 2000 is responsible for the pension, medical and other benefit plans of the Company's employees and pensioners have not been fully separated from PPC. The final clearance and reconciliation of the PIO balances included in PPC's financial statements have not yet been finalized.

7. In accordance a decision of the National Accounting Council, which equates "Customers' contributions" with "Subsidies for fixed assets acquisitions" an amount of GRD 244 billion at December 31, 2001 representing the net book value of customers' contributions in the construction cost of the distribution network, is included in equity under "Subsidies for fixed assets acquisitions".

8. There are no mortgages on the Group's fixed assets.

9. Monetary assets and liabilities that are denominated in foreign currencies have been adjusted to reflect the exchange rates at December 31, 2001.

10. Adequate accruals were recorded for all costs relating to the period.

11. Capital expenditure for the period totalled GRD 280 billion.

12. Adequate provisions have been established for all known litigation.

13. The Group employs 30,578 people of which 167 and 922 people, relate to the Hellenic Electricity Transmission System Operator (HTSO) and the PPC Personnel Insurance Organization (PIO), respectively.

END
FR TRMBTMMATBMT

Number :	3379W	Date :	23/05/2002
Company :	PUBLIC POWER CORPORATION-DIMOSIA EPHIRISIS ELEKTRISMOU	Time :	13:40:34

1st Quarter Results

RNS Number:3379W
Public Power Corporation S.A.
23 May 2002

FOR IMMEDIATE RELEASE ATHENS, 23 MAY 2002

PPC's first quarter 2002 financial results reflect strong growth.

Revenues increased by 12.6% to € 829m and Net Income amounted to € 111m, an increase of 106.6% compared to first quarter 2001(1)

- Total revenues grew by 12.6% as compared to first quarter 2001 owing mainly to exceptional consumption growth of 8.2%. The last tariff increase took place in July 2001 and equated to a weighted average increase of 3.6%.

- EBITDA and Profit from Operations increased by 35.8% and 52.0% respectively, due to revenue growth, higher operating efficiency levels reached by operating units and containment of operating costs. EBITDA margin reached 33% compared to 28% in the first quarter 2001.

- Net income grew by 106.6% to € 111 m due to operating improvements and to a decrease in financial expenses. As a result earnings per share increased from 0.24 to € 0.48.

- Capital expenditure decreased by 26.1% mainly as a result of the completion of the larger part of the construction of the Komotini and the Florina plants.

- Net debt decreased by 8.7% to € 4,681m while interest expenses decreased by 34.6% due to a more favourable interest rate environment. Compared to the end of year 2001, net debt decreased by 1.8%.

- Headcount decreased, as a result of natural attrition, by 930 employees as compared to first quarter of 2001 and by 200 employees as compared to the end of year 2001, to a total of approximately 29.400 employees.

Key indicators (Unaudited IAS, € m)	1Q 2001	1Q 2002	QoQ (%)
Total Revenues	736	829	12.6
EBITDA	204	276	35.8
EBITDA Margin	28%	33%	
Profit from Operations	136	206	52.0
Profit from Operations Margin	18%	25%	
Net Income	54	111	106.6
EPS (in €)	0.24	0.48	
No. of Shares (m)	220	232	
Net Debt	5,127	4,681	(8.7)

Public Power Corporation's Chief Executive, Stergios Nezis, said:

" During 2002, we continued focusing on delivering results. We outperformed our business plan targets through operating efficiencies while benefiting by exceptional consumption growth. We have achieved significantly above average growth rates demonstrating our commitment in delivering shareholder value "

For further information, please contact:

Gregoris Anastasiadis Chief Financial Officer Tel.: +30 10 522 5346

Income Statement (Unaudited IAS, € m)

	1Q 2001	1Q 2002		QoQ (%)	
REVENUES:					
Revenues from Energy Sales	728	818		12.5%	
Other	9	11		20.3%	
	736	829		12.6%	
Total Payroll Costs	242	254		4.7%	
Total Fuel Costs	211	193		(8.3%)	
Other Operating Costs	80	105		32.2%	
Total Operating Expenses	533	552		3.7%	
EBITDA	204	276		35.8%	
Margin %	28%	33%			
Depreciation & Amortization			68		70
Profit from Operations	136	206		52.0%	
Margin %	18%	25%			
Net Interest Expense	(68)	(45)		(34.6%)	
Foreign Currency Gain	7	4			
Other Income, net			11		5
Profit Before Tax	85	170		101.2%	
Provision for Income Taxes	(31)	(60)			
Net Income	54	111		106.6%	

- Revenues increased by 12.5% compared to the first quarter of 2001 due to an 8.2% increase in consumption and a weighted average increase in tariffs of 3.6% that took place in July 2001.

- The increase in total payroll costs was mainly due to the salary increases negotiated within the collective agreement and the seniority-based pay rise. The workforce has decreased by 930 as compared to first quarter 2001 and by 200 employees as compared to end of year 2001, due to natural attrition.

- The decrease in fuel costs is mainly attributable to a reduction in the costs related to natural gas. In addition to the reduction in natural gas prices during the period, natural gas volumes were also reduced and replaced by energy purchases at favorable prices.

- Net financial expenses decreased by 34.6% due to lower interest rates and reduced debt as well as a favorable effect from swaps contracts. Foreign currency gains partly arise from the valuation of energy purchase contracts denominated in dollars.

Balance Sheet and Cash Flow (Unaudited IAS, € m)

	1Q 2001	1Q 2002	QoQ (%)
Fixed Assets	6.086	6.428	5.6
Net Debt	5.127	4.681	(8.7)
Total Equity	129	569	342.5
Operating Cash Flow	146	258	76.6
Capital Expenditures	201	148	(26.1)

- The increase in fixed assets reflects the expansion of our generation portfolio and of our distribution network.

- Net debt has decreased compared to first quarter 2001 through debt repayments financed by the Company's IPO proceeds and by improved cash flows. Net debt has also decreased compared to the end of 2001. The increase in total equity reflects net profits for the period as well as IPO proceeds.

- The increase in operating cash flow is mainly attributable to higher net profit during the quarter.

- Capital expenditure was reduced by 26.1% compared to the first quarter of 2001. This reduction was due to the completion of the larger part of the Komotini power plant in 2001 and to lower capital requirements for the construction of the Florina plant during 2002, as compared to 2001.

Greek GAAP (Unaudited)

Under Greek GAAP reporting standards, total revenues increased by 12.6% to €824m. This increase was achieved through increased volumes while the last tariff adjustment took place in July 2001 and equated to a weighted average increase of 3.6%. Total gross profit (after depreciation) grew by 20.8% to 403m, while operating profit (after depreciation) grew by 58.3% to € 200m. Profit before tax was improved by lower interest expenses and amounted to € 146m, an increase of 104.1%.

NOTES TO EDITORS

PPC (Public Power Corporation) is the largest electricity generator, sole owner of the transmission system and the sole distributor of electricity in Greece. The company provides electricity to approximately 6.5 million customers and generates approximately 97% of the total electricity produced in Greece.

15% of the company's shares were listed on the Athens Stock Exchange in December 2001 with GDRs listed simultaneously on the London Stock Exchange. The Hellenic Republic remains the largest shareholder with 85% of the shares. The current market value is approximately 3.4 billion euros.

Strategy

PPC's objectives are to maintain leadership in the Greek electricity market,

improve the efficiency of its operations, rationalize its capital expenditure and explore growth initiatives.

PPC business units

Generation:

- PPC's Generation business is responsible for electricity in the interconnected system and on the islands of Crete and Rhodes. It is also responsible for the development of new thermal and hydroelectric stations and for additions to the capacity of existing stations.

- The total installed generating capacity of our stations in the interconnected system is approximately 10.5 GW.

- PPC generates electricity from thermal sources, including lignite, oil and natural gas, water flows and other renewable resources. PPC does not operate any nuclear power stations and have no plans to develop a nuclear power generating capacity.

Transmission:

- PPC's Transmission business owns the interconnection transmission network on which the HTSO (Hellenic Transmission System Operator) transports electricity through high voltage lines from power stations where it is generated or, in case of imported electricity, from the interconnection points to the distribution network throughout the interconnected system and to certain directly connected high voltage customers. Currently PPC carry out the physical operation and maintenance of the interconnected transmission system at the direction of HTSO.

- HTSO operates the interconnected transmission system and the interconnections with other networks in accordance with the Grid Code. Pursuant to the Liberalisation Law, PPC currently hold a 49% share in HTSO, although this share will be reduced as other generators enter the market.

Distribution:

- PPC distributes electricity throughout Greece (including interconnected system and autonomous islands) and supplies electricity to all of its customers. Under Greek law, PPC will hold an exclusive license from the Ministry of Development to operate the distribution network. Under the Network Code, PPC must provide access to the network to third parties.

Mining:

- PPC's Mining business is responsible for extracting lignite from the Company's own lignite mines in Greece to provide fuel for its lignite-fired power stations. It is the second largest lignite producer in EU and sixth in the world, mining approximately 66 million tones of lignite per year for our power stations.

- Lignite provides PPC with a secure supply as PPC own all its mines (all within Greece), reduced environmental impact, low and stable extraction costs.

----

(1) The financial information contained in this statement has been prepared according to IAS.

END

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Company	Public Power Corporation S.A.
TIDM	PPCD
Headline	Press Release Interim Results
Released	14:00 29 Aug 2002
Number	5252A

PPC continues its strong financial performance throughout 1H 2002:

- **Revenues increased by 10.2% to Euro 1,623 million**
- **Pre-tax Profits increased by 94.4% to Euro 281 million**

Note: Based on Unaudited IAS Financial Statements

1H2002 Highlights

- Total revenues increased by 10.2% to Euro 1,623 million, driven by a 6.9% consumption growth and a 3.6% tariff increase effective as of July 2001.
- Total operating expenses (excluding depreciation) increased by 5.0% to Euro 1,114 million:
  - Total payroll costs increased by 8.4% to Euro 505 million.
  - Fuel costs decreased by 5.1% to Euro 339 million mainly due to a 14.5% reduction in natural gas costs.
  - Other operating expenses increased by 13.4% to Euro 270 million reflecting mainly increased electricity imports.
- EBITDA increased by 23.8% to Euro 509 million, driven by revenue growth and the lower increase of operating expenses. EBITDA margin increased to 31.4% compared to 27.9% in 1H 2001.
- EBIT increased by 30.6% to Euro 371 million with an EBIT margin of 22.8%.
- Non-operating expenses were reduced to Euro 90 million, a 35.6% decrease compared to 1H2001, mainly as a result of:
  - lower net interest expenses of Euro 112 million compared to Euro 133 million in 1H2001. This 15.9% decrease resulted from lower borrowing levels and decreased financing costs.
  - Foreign currency gains of Euro 17 million, compared to foreign currency losses of Euro 13 million in 1H2001, reflecting mainly gains from the devaluation of the Yen vs the Euro.
- Pre-tax profits grew by 94.4% to Euro 281 million reflecting the strong EBITDA / EBIT increase and the reduction of non-operating expenses.
- Net income amounted to Euro 177 million, with earnings per share of Euro 0.76.
- Under Greek GAAP revenues increased by 10.2% to Euro 1,614 million and Pre-tax Profits increased by 86.9% to Euro 249 million.
- Net debt decreased to Euro 4,566 million (a 4.2% reduction compared to FY2001) reflecting PPC's continuous efforts to reduce current debt levels.
- Capital expenditure for 1H2002 amounted to Euro 313 million (20.8% decrease compared to 1H2001). Main projects include the completion of the Komotini and Florina power generation plants and the expansion of the distribution network.
- The 1H2002 IAS Financial Statements (and the comparable 1H2001) do not include adjustments for fixed assets as per the American Appraisal fixed asset valuation study. These adjustments will be reflected in the full year 2002 Financial Statements. The impact of these adjustments on the 1H2002

IAS Financial Statements would be as follows:

- An increase in depreciation by Euro 118 million with a similar decrease in Pre-tax Profits.
- An increase in Fixed Assets of Euro 2,553 million.
- An increase in Total Equity of Euro 2,783 million.

➢ Current Headcount decreased to approximately 29,130 employees (compared to approximately 29,920 employees at 30th June 2001) as a result of natural attrition and selective hiring policies.

Summary Financials (Unaudited IAS, Euro million)

Summary Profit & Loss	**1H2001**	**1H2002**	**1H2002vs1H2001(%)**
Total Revenues	1,473	1,623	10.2%
Total Operating Expenses (excl. depreciation)	1,062	1,114	5.0%
– Total Payroll Costs	466	505	8.4%
– Total Fuel Costs	358	339	-5.1%
– Other Operating Costs	238	270	13.4%
EBITDA	411	509	23.8%
EBITDA margin (%)	27.9%	31.4%	
Depreciation & Amortisation	128	138	8.6%
Profit from Operations (EBIT)	284	371	30.6%
EBIT margin (%)	19.3%	22.8%	
Non-operating expenses	139	90	-35.6%
Pre-Tax Profits	144	281	94.4%
Net income	104	177	70.1%
EPS (in Euro)	0.47	0.76	
Summary Balance Sheet & Capex	**1H2001**	**1H2002**	**1H2002vs1H2001(%)**
Total Assets	7,894	7,974	1%
Net Debt	4,873	4,566	-6.3%
Total Equity	178	547	207.3%
Capital Expenditure	395	313	-20.8%

Public Power Corporation's Chief Executive, Stergios Nezis, said:
"I am pleased to announce that PPC has delivered another set of solid financial results with Pre-tax Profits of Euro 281 million representing a 94% increase compared to 1H2001. This performance demonstrates our commitment to maximising shareholder value by capitalising on market growth prospects and improving our operating performance.

For further information, please contact:
Gregoris Anastasiadis, Chief Financial Officer, Public Power Corporation, Tel.: +30 10 522 5346.

END

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Company	Public Power Corporation S.A.
TIDM	PPCD
Headline	3rd Quarter Results
Released	09:36 8 Nov 2002
Number	5367D

PPC continues its strong financial performance throughout 9M 2002:

- **Revenues increased by 9.2% to euro 2,520 million**
- **Pre-tax profits increased by 63.5% to euro 423 million**

Note: Based on Unaudited Financial Statements under International Accounting Standards (IAS)

9M 2002 Highlights

- Total revenues increased by 9.2% to euro 2,520 million, driven by a 5.8% consumption growth and a 3.6% tariff increase effective as of July 2001 and a 3.85% tariff increase in late July 2002.

- Total operating expenses (excluding depreciation) increased by 5.8% to euro 1,749 million:
  - Total payroll expenses increased by 9.4% to euro 763 million, partly because of a stricter capitalisation policy to certain payroll costs.
  - Fuel costs decreased by 4.2% to euro 556 million mainly due to a 13.8% reduction in natural gas costs.
  - Energy purchases increased by 48.1% to euro 116 million representing increased use of imports.
  - Other operating expenses increased by 5.9% to euro 315 million mainly because of increased electricity generation and an increase in doubtful account provisions as explained below.

- EBITDA increased by 17.8% to euro 771 million, driven by revenue growth and the lower increase of operating expenses. EBITDA margin increased to 30.6% compared to 28.4% in 9M 2001.

- EBIT increased by 22.6% to euro 560 million with an EBIT margin of 22.2% compared to 19.8% in 9M 2001.

- Non-operating expenses were reduced to euro 136 million, a 31.0% decrease compared to 9M 2001, mainly as a result of:
  - Lower net financial expenses of euro 171 million compared to euro 208 million in 9M 2001. This 17.9% decrease resulted from lower borrowing levels and decreased financing costs.
  - Foreign currency gains of euro 26 million, compared to foreign currency losses of euro 3 million in 9M 2001, reflecting mainly gains from the weakening of the yen vs the euro.

- Pre-tax profits grew by 63.5% to euro 423 million reflecting mainly

the strong EBITDA / EBIT increase.

- Net income amounted to euro 261 million, with earnings per share of euro 1.13 compared to euro 0.90 in 9M 2001.

- Net debt decreased to euro 4,273 million (a reduction of euro 492 million compared to FY 2001 or a reduction of euro 661 million compared to 9M 2001) reflecting PPC's positive free cash flow and its continuing efforts to reduce current debt levels.

- Capital expenditure for 9M 2002 amounted to euro 444 million. Main projects include the Komotini power generation station (completed) and the Florina power generation station (expected to be operational by 1Q 2003), and the expansion of the transmission and distribution network.

- Equity increased by euro 223 million to euro 487 million. This is after the provision that PPC felt it was prudent to make following a dispute with the Personnel Insurance Organisation (PIO) arising in summer 2002 relating to the obligation to supply subsidised electricity (reduced prices) to PPC's pensioners. The outcome of this dispute is still uncertain. In these circumstances, PPC has decided to book a provision for the full amount of the present value of this potential exposure. This has been actuarially estimated at euro 215 million. In addition a provision for doubtful accounts of euro 16 million (50% of the related outstanding PIO receivable) has also been booked. Of the total provisions of euro 231million, an amount of euro 138 million has been booked against equity reserves, euro 81 million has been booked as a deferred tax asset and euro 12 million has been booked against the Profit & Loss account. This will have no material impact on PPC's cashflow.

- Current headcount decreased to 28,847 employees (compared to 29,613 employees at 30th September 2001) as a result of natural attrition and selective hiring policies.

Summary Financials (Unaudited IAS, euro'000)

Summary Profit & Loss	**9M 2002**	**9M 2001**	**9M 2002 vs 9M 2001(%)**
Total Revenues	2,520,382	2,307,622	9.2%
Total Operating Expenses (excl. depreciation)	(1,749,020)	(1,652,669)	5.8%
– Total Payroll Expenses	(762,769)	(696,981)	9.4%
– Total Fuel Expenses	(555,717)	(580,120)	(4.2%)
– Energy Purchases	(115,598)	(78,078)	48.1%
– Other Operating Expenses	(314,936)	(297,490)	5.9%
EBITDA	771,362	654,953	17.8%
EBITDA margin (%)	30.6%	28.4%	
Depreciation & Amortisation (Net)	(211,797)	(198,536)	6.7%
Profit from Operations (EBIT)	559,565	456,417	22.6%
EBIT margin (%)	22.2%	19.8%	
Non-operating Expenses	(136,444)	(197,620)	(31.0%)
– Net Financial Expenses	(170,664)	(207,806)	(17.9%)
– Foreign Currency Gains/ (Losses)	25,705	(2,782)	
– Other Income	8,515	12,968	(34.3%)
Pre-Tax Profits	423,121	258,797	63.5%
Net income	261,495	197,849	32.2%
EPS (in euro)	1.13	0.90	25.6%
Summary Balance Sheet & Capex	**9M2002**	**9M2001**	**9M 2002 vs 9M 2001(%)**

Total Assets	7,931,743	7,829,421	1.3%
Net Debt	4,273,259	4,934,045	(13.4%)
Total Equity	487,307	263,810	84.7%
Capital Expenditure	444,058	595,751	(25.5%)

Public Power Corporation's Chief Executive Officer, Stergios Nezis, said:
"I am very pleased to announce that PPC's strong financial performance has continued in the third quarter of 2002. In the nine months of 2002, PPC's revenues have increased by 9.2% to euro 2,520 million while pre-tax profits have increased by 63% to euro 423 million. Furthermore, at September 2002 we had further reduced our debt levels by 13.4% compared to September 2001 levels. We believe that this performance is a result of our continuous efforts to maintain market share in a growing market and improve our operating performance. As we expect our strong financial performance to continue for the full year 2002, we intend to propose a dividend of at least euro 0.47 per share for the year 2002."

For further information, please contact:
Gregoris Anastasiadis, Chief Financial Officer, Public Power Corporation, Tel.: +30 210 522 5346.

END

Full Text Announcement

Company	Public Power Corporation S.A.
TIDM	PPCD
Headline	Offering of Shares
Released	16:22 27 Nov 2002
Number	3739E

Not for publication or distribution in the United States, Canada, Japan or Australia.

PRESS RELEASE

New Offering of Shares of PPC S.A. by the Hellenic Republic

Today, in Athens, the Public Power Corporation S.A. was presented to investors, in connection with the offering of the Corporation's shares by the Hellenic Republic.

The corporation was presented, on behalf of PPC S.A., by Mr. Stergios Nezis, Managing Director, and Mr. Grigoris Anastasiadis, Financial Services General Manager, and on behalf of the underwriters, by Messrs. Apostolos Tamvakakis, Deputy Governor of the National Bank of Greece, and Artemis Theodoridis, Chairman and Managing Director of Alpha Finance.

The presentation was attended by representatives of the Ministry of Development and the Ministry of Finance, representatives of the Management of PPC, representatives of the political and business world, banks and stock exchange organizations, and members of the Press.

The Public Offering to Greek investors shall be effected in the period from 3 to 6 December 2002, while the trading of the shares on the Athens Stock Exchange Market is anticipated to commence on 12 December 2002.

Let it be noted that the new combined offering of the shares of PPC S.A. by the Hellenic Republic on the Athens Stock Exchange Market comprises the International Offering, the Public Offering in Greece, and the Private Placement to the Corporation's employees.

The total offering shall amount to up to 10% of the Corporation's Share Capital. Moreover, an additional maximum of 10% of the offering may be offered, the proceeds of which may be used for stabilization transactions, and a further maximum of 2% of the Corporation's share capital may be offered, should there be a higher demand.

The main underwriters and Consultants in the combined offering are Alpha Finance, Deutsche Bank, the National Bank of Greece and UBS Warburg.

ATHENS, 26 November 2002

FROM THE PRESS OFFICE

Deutsche Bank and UBS Warburg are acting for the Hellenic Republic in connection with the proposed offering and no-else and will not be responsible to anyone other than the Hellenic Republic for providing the protections afforded to clients of Deutsche Bank or UBS Warburg or for providing advice in relation to the proposed offering.

This document is not an offer of securities for sale in the United States. The Securities have not been and are not being registered under the US Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold in the United States or to or for the account or benefit of US persons (as such terms are defined in Regulation S under the Securities Act) unless registered under the Securities Act or pursuant to an exemption from such registration. The Company does not intend to register the Securities under the Securities Act. Any offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Issuer or the selling shareholder and will contain detailed information about the company and management, as well as financial statements.

Stablisation/FSA.

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Company	Public Power Corporation S.A.
TIDM	PPCD
Headline	Re Offering of Shares
Released	14:31 11 Dec 2002
Number	9687E

Not for publication or distribution in the United States, Canada, Japan or Australia.

THE BOARD OF DIRECTORS OF THE COMPANY
PUBLIC POWER CORPORATION S.A.

WARMLY THANKS

The investors for their overwhelming response to the Combined Offering of shares of the Company, in which a total of 30.624.000 shares were sold, including the 2.784.000 shares of the Greenshoe option and 1.339.050 shares which were sold to employees, including members of the Board of Directors of the Company, through a private placement. The overwhelming response of the investors in Greece, as well as abroad, resulted in an over-subscription of the Combined Offering by 5.8 times.

The Management of the Company affirms that it will continue to strive for the further profitable development of the PUBLIC POWER CORPORATION S.A., in the expectation of fulfilling investors' trust for their choice.

We also thank for their services:

The Joint Global Coordinators of the Combined Offering:

ALPHA FINANCE - DEUTSCHE BANK – NATIONAL BANK OF GREECE – UBS WARBURG

The Joint Lead Managers and Joint bookrunners:

DEUTSCHE BANK – UBS WARBURG

The Co-Lead Managers of the Combined Offering:

ALPHA FINANCE - NBG INTERNATIONAL

We inform investors that on 12 December 2002, the shares were credited to the Investor Share and the Securities Account, kept by each beneficiary with the Dematerialised Securities System (S.Á.Ô.) pursuant to the information each investor provided for his participation in the Combined Offering.

THE TRADING OF THE SHARES AND THE GDRs SOLD IN THE COMBINED OFFERING
SHALL BEGIN ON THURSDAY 12 DECEMBER 2002

Athens, 12 December 2002
THE BOARD OF DIRECTORS

Deutsche Bank and UBS Warburg are acting for the Hellenic Republic in connection with the proposed offering and no-else and will not be responsible to anyone other than the Hellenic Republic for providing the protections afforded to clients of Deutsche Bank or UBS Warburg or for providing advice in relation to the proposed offering.

This document is not an offer of securities for sale in the United States. The Securities have not been and are not being registered under the US Securities Act of 1933, as amended (the "**Securities Act**") and may not be offered or sold in the United States or to or for the account or benefit of US persons (as such terms are defined in Regulation S under the Securities Act) unless registered under the Securities Act or pursuant to an exemption from such registration. The Company does not intend to register the Securities under the Securities Act. Any offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Issuer or the selling shareholder and will contain detailed information about the company and management, as well as financial statements.

Stablisation/FSA.

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